Form 20-F
period 2007-05-31
New Oriental Education & Technology Group Inc.
filed 2007-11-13
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing four common shares, par value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 152,004,707 common shares, par value US$0.01 per share, as of May 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐     Accelerated filer   ☐     Non-accelerated filer   ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17   ☐     Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Inc., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial data, also include New Oriental China and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“New Oriental China” refers to our consolidated affiliated entity in the PRC, Beijing New Oriental Education & Technology (Group) Co., Ltd., and its subsidiaries;

•	“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding courses offered at our primary and secondary schools in Yangzhou and Taixing, China;

•	references to the number of our learning centers include the number of our schools;

•	“shares” or “common shares” refers to our common shares;

•	“ADSs” refers to our American depositary shares, each of which represents four common shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

Glossary of Major Admissions and Assessment Tests

ACT	American College Test (US)

BEC	Business English Certificate (US)

CET 4	College English Test Level 4 (PRC)

CET 6	College English Test Level 6 (PRC)

GMAT	Graduate Management Admission Test (US)

GRE	Graduate Record Examination (US)

IELTS	International English Language Testing System (Commonwealth countries)

LSAT	Law School Admission Test (US)

PETS	Public English Test System (PRC)

SAT	SAT College Entrance Test (US)

TOEFL	Test of English as a Foreign Language (US)

TOEIC	Test of English for International Communication (US)

TSE	Test of Spoken English (US)

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended May 31, 2005, 2006 and 2007 and as of May 31, 2006 and 2007.

All translations from Renminbi to U.S. dollars were made at the noon buying rate in the city of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on May 31, 2007, which was RMB 7.6516 to US$1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On November 9, 2007, the noon buying rate was RMB7.4190 to US$1.00.

We and certain selling shareholders of our company completed an initial public offering of 8,625,000 ADSs in September 2006. On September 7, 2006, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “EDU.” In February 2007, we and certain selling shareholders of our company completed an additional public offering of 7,300,000 ADSs. The closing price of our ADSs on the NYSE as of November 9, 2007 was $74.50 per ADS.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand program, service and product offerings;

•	competition in the language training, test preparation, primary and secondary education, educational content, software and other technology development and online education markets;

•	risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•	the expected increase in expenditures on education in China; and

•	PRC laws, regulations and policies relating to private education and providers of private educational services.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated condensed financial data as of May 31, 2004, 2005, 2006 and 2007 and for the four years ended May 31, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements. These consolidated condensed financial data have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated financial statements for the three years ended May 31, 2005, 2006 and 2007 is included elsewhere in this annual report. Our selected consolidated condensed financial data as of May 31, 2003 and for the year ended May 31, 2003 have been derived from our unaudited consolidated financial statements which are not included in this annual report, but which have been prepared on the same basis as our audited consolidated financial statements. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

(in thousands except share, per share and per ADS data)	For the Years Ended May 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	344,382	430,398	606,812	721,497	972,991	127,162
Books and others	2,887	11,411	36,458	48,762	71,028	9,283

Total net revenues	347,269	441,809	643,270	770,259	1,044,019	136,445
Operating costs and expenses:
Cost of revenues	(145,339)	(191,007)	(273,690)	(320,895)	(422,664)	(55,239)
Selling and marketing	(20,667)	(41,613)	(50,716)	(82,121)	(128,008)	(16,730)
General and administrative	(156,577)	(163,470)	(207,767)	(303,084)	(285,732)	(37,343)

(in thousands except share, per share and per ADS data)	For the Years Ended May 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
Total operating costs and expenses	(322,583)	(396,090)	(532,173)	(706,100)	(836,404)	(109,312)

Operating income	24,686	45,719	111,097	64,159	207,615	27,133

Other income (expense):
Interest income	2,844	4,127	3,652	2,332	36,870	4,819
Interest expense	(384)	(3,088)	(6,338)	(9,837)	(3,313)	(433)
Miscellaneous income (expense)	8	2,541	782	136	(814)	(106)
Foreign exchange loss	—	—	—	(3,065)	(116)	(15)

Income from continuing operations before provision for income taxes and minority interest	27,154	49,299	109,193	53,725	240,242	31,398
Provision for income tax
Current	(1,594)	(3,622)	(7,772)	(16,173)	(17,694)	(2,312)
Deferred	—	985	1,928	2,250	3,182	415

Provision for income tax	(1,594)	(2,637)	(5,844)	(13,923)	(14,512)	(1,897)

Minority interest, net of tax	31	(220)	(97)	(12)	998	130

Income from continuing operations	25,591	46,442	103,252	39,790	226,728	29,631

Income from discontinued operations	(6,228)	5,947	38,722	9,595	—	—

Net income	19,363	52,389	141,974	49,385	226,728	29,631

Non-pro-rata distribution	—	—	—	(25,526)	—	—
Net income available for future distribution	19,363	52,389	141,974	23,859	226,728	29,631

Net income per share—basic	0.19	0.52	1.42	0.24	1.69	0.22

Net income per share—diluted	0.19	0.52	1.35	0.21	1.60	0.21

Net income per ADS – basic(1)	0.76	2.08	5.68	0.96	6.70	0.88

Net income per ADS – diluted	0.76	2.08	5.40	0.84	6.33	0.83

Shares used in calculating basic net income per share	100,000,000	100,000,000	100,000,000	100,000,000	134,218,191	134,218,191

Shares used in calculating diluted net income per share	100,000,000	100,000,000	104,840,183	111,111,111	142,093,794	142,093,794

Cash dividends per as-converted common shares(2)	0.05	0.27	0.62	0.59	—	—

Share-based compensation expense included in:
Cost of revenues	481	367	—	392	2,452	320
Selling and marketing	313	282	—	1,410	828	108
General and administrative	10,207	16,168	—	62,655	33,527	4,382

(1)	Each ADS represents four common shares.
(2)	We declared an annual dividend of RMB0.27 and RMB0.62 per as-converted common shares, respectively, to holders of our common shares in our fiscal years ended May 31, 2004 and 2005. We declared an annual dividend of RMB0.59 per share to holders of our common shares and preferred shares in our fiscal year ended May 31, 2006

The following table presents a summary of our consolidated balance sheet data as of May 31, 2003, 2004, 2005, 2006 and 2007:

(in thousands)	As of May 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	232,173	208,459	332,261	261,854	1,563,819	204,378
Total assets	512,444	662,922	1,113,312	1,089,562	2,418,351	316,060
Total current liabilities	285,090	376,698	447,354	465,218	526,940	68,868
Total liabilities	332,112	439,042	629,186	567,856	526,940	68,868
Long-term debt, less current portion	30,000	54,500	179,685	102,638	—	—
Series A convertible preferred shares	—	—	920	920	—	—
Total shareholders’ equity	180,332	223,880	484,126	521,506	1,889,593	246,954

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.6516 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York on May 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9597	8.0702	7.8041
2007
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5196	7.5540	7.4928
October	7.4682	7.5016	7.5158	7.4682
November (through November 9)	7.4190	7.4435	7.4582	7.4190

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

If we are not able to continue to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of student enrollments in our courses and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our courses without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. If we are unable to continue to attract students to enroll in our courses without a significant decrease in course fees, our revenue may decline and we may not be able to maintain profitability.

We depend on our dedicated and capable faculty, and if we are not able to continue to hire, train and retain qualified teachers, we may not be able to maintain consistent teaching quality throughout our school network and our brand, business and operating results may be materially and adversely affected.

Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation, as they interact with our students on a daily basis. We must continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also seek to hire teachers who are capable of delivering innovative and inspirational instruction. There are a limited number of teachers in China with the necessary experience and language proficiency to teach our courses and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process, in particular as we continue to expand and add teachers at a faster pace to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay abreast of changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived in one or more of our markets, may have a material and adverse effect on our business.

Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that market awareness of our “New Oriental” brand has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “New Oriental” brand is critical to maintaining our competitive advantage. We offer a diverse set of programs, services and products to primary and middle school students, college students and other adults throughout many provinces and cities in China. As we continue to grow in size, expand our programs, services and products and extend our geographic reach, maintaining quality and consistency may be more difficult to achieve.

We have developed our student base primarily by word-of-mouth referrals and have incurred limited brand promotion expenses to date. We have initiated brand promotion efforts in recent years, but we cannot assure you that our new marketing efforts will be successful in further promoting our brand to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our programs, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We have increased the number of our schools in China from three in 2001 to 35 by the end of May 2007, and we increased the number of our learning centers in China from 23 in 2001 to 130 by the end of May 2007. We plan to continue to expand our operations in different geographic locations in China. This expansion has resulted, and will continue to result, in substantial demands on our management, faculty, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

If we fail to successfully execute our growth strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.

Our growth strategies include expanding our program, service and product offerings and our network of schools, learning centers and bookstores, updating and expanding the content of our programs, services and products in a cost-effective and timely manner, as well as maintaining and continuing to establish strategic relationships with complementary businesses. The expansion of our programs, services and products in terms of types of offerings and geographic locations may not succeed due to competition, our failure to effectively market our new programs, services and products and maintain their quality and consistency, or other factors. In addition, we may be unable to identify new cities with sufficient growth potential to expand our network, and we may fail to attract students and increase student enrollments or recruit, train and retain qualified teachers for our new schools and learning centers. Some cities in China have undergone development and expansion for several decades while others are still at an early stage of urbanization and development. In more developed cities, it may be difficult to increase the number of schools and learning centers because we and/or our competitors already have operations in such cities. In recently developed and developing cities, demand for our programs, services and products may not increase as rapidly as we expect. Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we fail to successfully execute our growth strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.

Third parties have in the past brought intellectual property infringement claims against us based on the content of the books and other teaching or marketing materials that we or our teachers authored and/or distributed and may bring similar claims against us in the future.

We may be subject to claims by educational institutions and organizations, content providers and publishers, competitors and others for intellectual property rights infringement, defamation, negligence or other legal theories based on the content of the materials that we or our teachers author and/or distribute as course materials. These types of claims have been brought, sometimes successfully, against print publications and educational institutions in the past, including ourselves. For example, in January 2001, the Graduate Management Admission Council, or GMAC, and Educational Testing Service, or ETS, filed three separate lawsuits against us in the Beijing No. 1 Intermediate People’s Court, alleging that we had violated the copyrights and trademarks relating to the GMAT test owned by GMAC and relating to the GRE and TOEFL tests owned by ETS by duplicating, selling and distributing their test materials without their authorization. In September 2003, the trial court found that we had violated GMAC’s and ETS’s respective copyrights and trademarks in connection with those admissions tests. The trial court’s judgment was partially affirmed in a final judgment issued by the Beijing Higher People’s Court in December 2004. The Beijing Higher People’s Court held that we had not misused the trademarks of GMAC or ETS. However, it also found that the TOEFL and GRE tests were the original works of ETS and the GMAT test was the original work of GMAC, all of which are protected under the PRC Copyright Law. The Beijing Higher People’s Court held that our duplication, sale and distribution of the test materials relating to these tests without ETS’s and GMAC’s prior permission was not a “reasonable use” of the test materials under the PRC Copyright Law, and that we, therefore, had infringed upon ETS’s and GMAC’s respective copyrights. We were ordered to pay damages in an aggregate of approximately RMB6.5 million, cease all infringing activities and destroy all copyright-infringing materials in our possession, all of which we have done. We have also been involved in other claims and legal proceedings against us relating to infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs.

Since the Beijing Higher People’s Court issued the final judgment in 2004, we have endeavored to comply with the court order and applicable PRC laws and regulations relating to intellectual property, and we have adopted policies and procedures to prohibit our employees and contractors from engaging in any copyright, trademark or trade name infringing activities. However, we cannot assure you that every teacher or other personnel will strictly comply with these policies at our schools, learning centers or other locations or media through which we provide our programs, services and products. In addition, certain types of our teaching or marketing materials have subjected us to claims of intellectual property rights infringement by third parties in the past and may subject us to further claims in the future, particularly in light of the uncertainties in the interpretation and application of PRC intellectual property laws and regulations. Furthermore, if printed publications or other materials that we or our teachers author and/or distribute contain materials that government authorities find objectionable, these publications may have to be recalled, which could result in increased expenses, loss in revenues and adverse publicity. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our programs, services and products or be required to make changes to our course materials or websites. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our teaching, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial position.

We may lose our competitive advantage and our reputation, brand and operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property rights.

We consider our trademarks and trade name invaluable to our ability to continue to develop and enhance our brand recognition. We have spent over a decade building our “New Oriental” brand by emphasizing quality and consistency and building trust among students and parents. From time to time, our trademarks and trade name have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. However, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our trademarks and trade name by unrelated third parties may damage our reputation and brand. In addition, we have spent significant time and expense developing or licensing and localizing the content of certain educational materials, such as books, software, CD-ROMs, magazines and other periodicals, to enrich our product offerings and meet students’ needs. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. For example, we face nationwide competition for our IELTS preparation courses from Global IELTS School, which offers IELTS preparation courses in many cities in China. We face regional competition for our English for children program from several competitors that focus on children’s English training in specific regions, including English First. We face competition for our “Elite English” program primarily from Wall Street Institute and EF English First, both of which offer English training courses for adults in many cities in China. Wall Street Institute began providing high-end English training courses to adults in major cities several years before we entered this market and enjoys a first-mover advantage. We also face competition from companies that focus on providing international and/or PRC test preparation courses in specific geographic markets in China.

Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc. may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. In addition, we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be adversely affected.

Failure to adequately and promptly respond to changes in testing materials, admissions standards and technologies could cause our programs, services and products to be less attractive to students.

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States recently added an essay component, which required us to hire and train our teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests are increasingly being offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be materially and adversely affected.

In the fiscal year ended May 31, 2007, we derived a significant portion of our revenues from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests. If the use of admissions and assessment tests declines or falls out of favor with educational institutions and government authorities, the markets for our online and classroom-based test preparation courses will deteriorate and our business will be materially and adversely affected. We provide preparation courses for both overseas and domestic admissions and assessment tests. In China, local government authorities’ reliance on admissions and assessment tests varies from location to location and has changed from time to time. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and CET 6 exams, which, among other things, will limit these exams only to college students starting from 2007. As a result, the total number of students who enrolled in our CET 4 and CET 6 exam preparation courses decreased from approximately 180,000 in 2004 to approximately 140,000 in 2005, and we experienced a slight decline in the number of students who enrolled in our CET 4 and CET 6 exam preparation courses in 2006 as compared to 2005. In the United States, a recent proposal by the president of the University of California to make the SAT optional for admission to the University of California system has provoked further debate in the United States about the utility and fairness of the SAT. There has been a continuing debate in the United States regarding the usefulness of admissions and assessment tests to assess qualifications and many people have criticized the use of admissions and assessment tests as unfairly discriminating against certain test takers. In addition, in March 2006, the College Board in the United States revealed that, because of technical problems in scanning answer sheets, the scores of several thousand students taking the SAT were inaccurately reported, causing additional concerns regarding the accuracy and quality of admissions and assessment tests. If a large number of educational institutions abandon the use of existing admissions and assessment tests as a requirement for admission without replacing them, with other admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be seriously harmed.

New programs, services and products that we develop may compete with our current offerings.

We are constantly developing new programs, services and products to meet changes in student demands and respond to changes in testing materials, admissions standards, market needs and trends and technological changes. While some of the programs, services and products that we develop will expand our current offerings and increase student enrollments, others may compete with or make irrelevant our existing offerings without increasing our total student enrollments. For example, our online courses may take away students from our existing classroom-based courses, and our new schools and learning centers may take away students from our existing schools and learning centers. If we are unable to expand our program, service and product offerings while increasing our total student enrollments and profitability, our business and growth may be adversely affected.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primary due to seasonal changes in student enrollments. Historically, our courses tend to have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year. Our expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments and revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We derived over 35% of our revenue from Beijing for the fiscal year ended May 31, 2007. The 2008 Olympic games are scheduled to take place in Beijing in August of 2008, which is during the first quarter of our fiscal year ended May 31, 2009. We have historically derived approximately 40% of our annual revenues during the first quarter of each fiscal year. We cannot forecast what effect, if any, a large event of that scale would have on our financial results for our fiscal year 2009. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our historical financial and operating results are not indicative of future performance; our financial and operating results are difficult to forecast.

Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. In addition to the seasonal fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

•	our ability to increase student enrollments and course fees;

•	general economic conditions and regulations or actions pertaining to the provision of private educational services in China;

•	changes in consumers’ spending patterns;

•	our ability to control cost of revenues and operating expenses; and

•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.

Due to these factors, among others, we believe that quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict the future performance of our ADSs. In addition, our past results may not be indicative of future performance because of our new businesses.

Our business is difficult to evaluate because we have limited experience generating net income from some of our newer services.

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. New Oriental China established a private primary and secondary school in Yangzhou in 2002. We established our “Pop Kids” English program in 2004 for children in kindergarten through grade six and began offering high-end “Elite English” program to adults and children in 2003. In addition, our online education programs were launched in 2000. Some of these operations have not generated significant or any profit to date and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular, our founder, chairman and chief executive officer, Michael Minhong Yu, who has been our leader since our inception in 1993. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our executive officers and key employees has entered into a confidentiality and non-competition agreement with us. If any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals.

We generate a majority of our revenues from four cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We currently generate a majority of our revenues in Beijing, Shanghai, Wuhan and Guangzhou. We derived approximately two-thirds of our total net revenues for the fiscal year ended May 31, 2007 from these four cities and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

Rapid growth in the use of the Internet is a recent occurrence, and the market for Internet-based programs, services and products is characterized by rapid technological changes and innovation, unpredictable product life cycles and user preferences. We have limited experience with generating revenues from online programs, services and products and their results are largely uncertain. The increasing adoption of computer-based testing formats for admissions testing may lead more students to seek online test preparation courses. We must quickly modify our programs, services and products to adapt to changing student needs and preferences, technological advances and evolving Internet practices. Ongoing enhancement of our online offerings and related technology may entail significant expense and technical risk. We may use new technologies ineffectively or fail to adapt our online products or services and related technology on a timely and cost-effective basis. If our improvements to our online offerings and the related technology are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a public company, we are subjected to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on May 31, 2008. Our management may conclude that our internal controls over our financial reporting are not effective. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering in September 2006, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, during fiscal years ended May 31, 2004 and 2005, our independent registered public accounting firm identified a number of control deficiencies, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2. The control deficiencies identified by our independent auditors include (i) the lack of sufficient financial reporting and accounting personnel to fulfill the post-offering U.S. GAAP reporting requirements; (ii) the lack of a centralized comprehensive accounting policies and procedures manual prepared in accordance with U.S. GAAP to guide the day-to-day operations of accounting and finance personnel; and (iii) the lack of systematic monthly closing procedures. We have implemented the following measures to remediate the deficiencies: (i) hiring and training of qualified financial reporting and accounting personnel with experience in U.S. GAAP reporting; (ii) developing a comprehensive accounting policies and procedures manual to guide the day-to-day operations of our accounting and finance personnel; (iii) rolling out a new computerized enrollment system to timely track course enrollment and other relevant operating data across our school network; and (iv) strengthening our internal audit team to monitor the implementation of our policies and procedures. We will continue to implement measures to remedy these control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We do not have any liability or business disruption insurance, and a liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results.

We could be held liable for accidents that occur at our learning centers and other facilities, including indoor facilities where we organize certain summer camps activities and temporary housing facilities that we lease for our students from time to time. In the event of on-site food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. We currently do not have any liability insurance or business disruption insurance. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management.

Capacity constraints or system disruptions to our computer systems or websites could damage our reputation and limit our ability to retain students and increase student enrollments.

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or unavailability of our online programs. We cannot assure you that we will be able to expand our online program infrastructure on a timely basis sufficient to meet demand for such programs. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Any interruption to our computer systems or operations could have a material adverse effect on our ability to retain students and increase student enrollments.

Our computer networks may be vulnerable to security risks that could disrupt operations and require us to expend significant resources.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

We face risks related to health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our schools, learning centers and bookstores.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2005 and 2006, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China may have a material and adverse effect on our business operations. These could require the temporary closure of our schools, learning centers and bookstores. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Terrorist attacks, geopolitical uncertainty and international conflicts involving the U.S. and elsewhere may discourage more students from studying in the United States and elsewhere outside of China, which could cause declines in the student enrollments for our courses.

Terrorist attacks, geopolitical uncertainty and international conflicts involving the U.S. and elsewhere, such as those that took place on September 11, 2001, could have an adverse effect on our overseas test preparation courses and English language training courses. Such attacks may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollments for our test preparation and English language training courses and could have an adverse effect on our overall business and results of operations.

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur when we were a private company prior to our initial public offering in September 2006. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the NYSE have detailed requirements concerning corporate governance practices of public companies including Section 404 relating to internal controls over financial reporting. These new rules and regulations increase our accounting, legal and financial compliance costs and make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. In addition, foreign ownership of primary and middle schools for students in grades one to nine is prohibited in the PRC. Accordingly, our wholly owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for the required education licenses and permits in China. We conduct our education business in China through contractual arrangements with New Oriental China and its subsidiaries and shareholders. New Oriental China is our consolidated affiliated entity directly owned by our founders and/or their respective affiliates. New Oriental China’s subsidiaries hold the requisite licenses and permits necessary to conduct our education business and operate our schools, learning centers and bookstores in China. We have been and are expected to continue to be dependent on New Oriental China and its subsidiaries to operate our education business until we qualify for direct ownership of educational businesses in China. We have entered into contractual arrangements with New Oriental China and its subsidiaries, pursuant to which we, through our wholly owned subsidiaries in China, provide exclusive teaching support, new enrollment system support and other services to New Oriental China and its subsidiaries in exchange for payments from them. In addition, we have entered into agreements with New Oriental China and each of the shareholders of New Oriental China, which provide us with a substantial ability to control New Oriental China and its existing and future subsidiaries.

If we, any of our wholly owned subsidiaries, New Oriental China or any of its existing and future subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities including the Ministry of Education, or MOE, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•	imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of our additional public offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with New Oriental China and its subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with New Oriental China and its subsidiaries and shareholders to operate our education business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Contractual Arrangements with New Oriental China and Its Subsidiary and Shareholders.” These contractual arrangements may not be as effective in providing us with control over New Oriental China and its subsidiaries as direct ownership. If we had direct ownership of New Oriental China and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of New Oriental China and its subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if New Oriental China or any of its subsidiaries and shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of New Oriental China were to refuse to transfer their equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with New Oriental China and/or its subsidiaries and shareholders if the beneficial owners of New Oriental China do not act in the best interests of our company when conflicts of interest arise between their dual roles as beneficial owners and directors of both New Oriental China and our company.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The beneficial owners of New Oriental China may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The beneficial owners of New Oriental China are also the founders and beneficial owners of our company. Some of them are directors of both New Oriental China and our company. Conflicts of interests between their dual roles as beneficial owners and directors of both New Oriental China and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, these individuals may breach or cause New Oriental China and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control New Oriental China and its subsidiaries, and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of New Oriental China, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

New Oriental China and its subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

With regard to income tax, according to the Implementation Rules for The Law for Promoting Private Education (2004), private schools that do not require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns are separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. As a result, our schools are subject to the specific requirements of their respective local tax authorities, which vary from location to location. In some cities, our schools are registered as schools that require reasonable returns, while in other cities, our schools are registered as schools that do not require reasonable returns. The current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns,” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting New Oriental China’s and its subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

The discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 33% standard enterprise income tax, while in other cities, private schools are subject to a 1.5% to 3.5% tax on gross receipts in lieu of the 33% standard enterprise income tax or may be exempted from enterprise income tax. In addition, some of our PRC subsidiaries and other affiliated entities currently also enjoy certain preferential tax treatment. Preferential tax treatments granted to us by local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

In addition, under PRC laws and regulations, an enterprise that is registered in a high-tech zone and also qualifies as “new or high-technology enterprise” may enjoy preferential tax benefits. Each of our wholly owned subsidiaries in China and New Oriental China is a certified “new or high-technology enterprise” newly established in a high-tech zone in Beijing, and is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” On March 16, 2007, the National People’s Congress passed a new tax law which will take effect on January 1, 2008. This new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Although it is provided in the new tax law that preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and that enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate, the new tax law does not define this term and relevant implementing rules of the new tax law have not yet been promulgated. Loss of these preferential tax treatments could have a material and adverse effect on our financial condition and results of operations.

Contractual arrangements we have entered into among our subsidiaries and New Oriental China and its subsidiaries may be subject to scrutiny by the PRC tax authorities and a finding that we or New Oriental China and its subsidiaries owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly owned subsidiaries in China and New Oriental China and its subsidiaries do not represent an arm’s-length price and adjust New Oriental China or any of its subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by New Oriental China or any of its subsidiaries, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Regulatory agencies may commence investigations of the private primary and secondary schools controlled and operated by New Oriental China. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations.

PRC laws and regulations currently prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. New Oriental China controls and operates two private primary and secondary schools, one in Yangzhou and one in Taixing, which may enter into contractual arrangements with our wholly owned subsidiaries in China in the future to pay teaching support and other fees to our subsidiaries in exchange for their services. As the provision of private primary and middle school services is a heavily regulated industry in China, the Yangzhou school and the Taixing school and any new primary schools that New Oriental China or any of its subsidiaries establishes in the future may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could harm our business.

We rely principally on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our wholly owned subsidiaries in China and service, license and other fees paid to our wholly owned subsidiaries by New Oriental China and its subsidiaries for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities (other than our schools) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. In addition, under the new tax law which will become effective on January 1, 2008, dividends from our subsidiaries in China distributed to us will be subject to a withholding tax rate of 20%. The withholding tax on dividends may be exempted or reduced by the State Council. Since the implementing rules of the new tax law have not been issued, it remains unclear as to whether we would be able to obtain exemptions from such withholding taxes for dividends distributed to us by our subsidiary in China. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•	loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart; and

•	loans by us to New Oriental China or its subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterpart.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because New Oriental China and its subsidiaries are domestic PRC entities, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in “Item 4. Information on the Company—B. Business Overview—Regulation.” We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or New Oriental China or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

The regulation of Internet website operators is relatively new and subject to interpretation, and our operation of online education programs could be adversely affected if we are deemed to have violated applicable laws and regulations.

Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Xuncheng Network, a subsidiary of New Oriental China, engages in online education services through the Internet. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industry, or MII, and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of Chinese companies with Internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various Chinese government authorities including, the Ministry of Education, the State Administration of Radio, Film and Television, the General Administration of Press and Publication, or GAPP, and the Ministry of Culture, or MOC, depending on the specific activities conducted by the Internet content provider. In addition, MII recently posted a notice on its website entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers have until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider’s failure to do so by November 1, 2006 may result in revocation of its ICP license. Xuncheng Network holds an ICP License issued by the Beijing branch of the MII. Xuncheng Network directly owns its domain names as well as servers and other infrastructure used to support our websites operating under these domain names. We are in the process of transferring relevant trademarks from our wholly owned subsidiaries in China to Xuncheng Network and we believe such transfer will be only a matter of timing and formality. Due to the uncertainties of interpretation and implementation of relevant regulations by different authorities, we cannot assure you that the licenses held by Xuncheng Network will be deemed to be adequate for all its online services. Failure to comply with applicable Chinese Internet regulations could subject us to severe penalties, including fines and/or other restrictions imposed upon us, or even orders of cessation of Xuncheng’s operation.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites, including those used for our online education business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Some of our affiliated companies previously engaged in activities without necessary approvals. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.

Some of our affiliated companies historically engaged in business activities that were not within the authorized scope of their respective licenses and without requisite approvals. For example, Xuncheng Network had engaged in online sales of publications without all necessary licenses and permits. Each of these companies subsequently ceased the unauthorized activities or included these activities into the business scope of their respective business licenses. While all these companies currently operate within their authorized scope of business or are in the process of obtaining relevant licenses, the relevant PRC authorities have the authority to impose fines or other penalties for their violations. In rare instances, these authorities may require disgorgement of profits or revoke business license, but as a matter of practice, the authorities are likely to impose such an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous. Due to the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that these companies will not be subject to such type of penalties for their past violations, or that such type of penalties will not have a material adverse effect on our business.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising interest rates and bank reserve requirements to place additional limitations on the ability of commercial banks to make loans, in order to contain the growth of specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management named in the annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade- related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

All employee participants in our share incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

To implement the Administrative Rule on Foreign Exchange Matters of Individuals and its related Implementing Rule, on April 6, 2007, the department of general administration affairs of SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular No. 78. It is not clear whether Circular No. 78 covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For any plans which are covered by Circular No. 78 and are adopted by an overseas listed company, Circular No. 78 requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. Registration should have been made by July 5, 2007 if the employee participated in such plan prior to April 6, 2007. In addition, Circular No. 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening special bank accounts and filings with SAFE or its local branch before they exercise their stock option.

Circular No. 78 has not yet been made publicly available and has not been formally promulgated by SAFE. However, SAFE has already begun enforcing its provisions. We cannot predict whether SAFE will continue to enforce this circular or adopt additional or different requirements with respect to equity compensation plans or incentive plans. If it is determined that our share incentive plan is subject to Circular No. 78, failure to comply with such provisions may subject us and the participants of our share incentive plan who are PRC citizens to fines and legal sanctions and may prevent us from further granting options under our share incentive plan to our employees. Such events could adversely affect our business operations.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 7.6% appreciation of the RMB against the U.S. dollar between July 21, 2005 and May 31, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency.

If any of our PRC subsidiaries, affiliated entities and their subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the education business, we currently conduct our operations in China through contractual arrangements with New Oriental China, its shareholders and subsidiaries. As part of these arrangements, New Oriental China and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of New Oriental China and its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

We may be treated as a resident enterprise for PRC tax purposes after the EIT Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiary and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. The EIT Law does not define the term “de facto management bodies” and the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. Our management is currently based in China and is expected to remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a qualified resident enterprise.” If we are required to pay income tax for any dividends we receive from our subsidiary, the amount of dividends we can pay to our shareholders and ADS holders could be materially reduced.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the PRC or pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. It is unclear whether any dividends payable to non-PRC investors will be deemed to be derived from sources within China and be subject to PRC income tax. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, the value of your investment may be materially and adversely affected.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other education companies, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from our initial public offering in September 2006 and from our additional public offering in February 2007 will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new school and learning center openings, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of educational service providers;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in education in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

•	open additional schools and learning centers;

•	acquire necessary technologies, products or businesses;

•	hire, train and retain teachers and other employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated capital requirements.

Our corporate actions are substantially controlled by our officers, directors, principal shareholders and affiliated entities.

As of the date of this annual report, our executive officers, directors and their affiliated entities beneficially own approximately 24.0% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we have 152,004,707 common shares outstanding, including 92,296,628 common shares represented by 23,074,157 ADSs.

In addition, certain holders of our common shares will have the right to cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline. If any existing shareholder or shareholders sell a substantial amount of common shares, the market price of our ADSs could decline.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our securities could decline.

The trading market for our securities depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the private education market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our securities may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our securities or trading volume to decline.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of shareholders.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and affiliated entities in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

Our articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending May 31, 2007. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending May 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs and common shares, which may fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our first school was established by Michael Minhong Yu, our Chairman and Chief Executive Officer, in Beijing, China in 1993 to offer TOEFL test preparation courses to college students. We established New Oriental China in 2001 to own all of our schools and learning centers. Since our inception, we have grown rapidly and transformed ourselves from primarily a language training and test preparation company to the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China.

In order to facilitate foreign investment in our company, we established our offshore holding company, New Oriental Education & Technology Group Inc. as a company registered in the British Virgin Islands in August 2004. On January 25, 2006, our shareholders approved the changing of our offshore holding company’s corporate domicile to the Cayman Islands and we are now a Cayman Islands company limited by shares. We and certain selling shareholders of our company completed an initial public offering of 8,625,000 ADSs in September 2006. On September 7, 2006, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “EDU.” In February 2007, we and certain selling shareholders of our company completed an additional public offering of 7,300,000 ADSs.

For a description of our disposal of our interest in Beijing Liandong Weiye Technology Development Co., Ltd., a company that we established in 2000, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Disposition of Liandong Weiye.”

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6260-5566. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +(1) 345-949-1040. In addition, we have branch offices in 32 cities in China and one branch office in Vancouver, Canada. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation 81 courses for admissions and assessment tests in the United

States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. We provide educational services under our “New Oriental” brand, which we believe is the leading consumer brand in China’s private education sector, as evidenced by awards we received from many national print and online media sources in China, including the “Most Influential Education Brand in 2005” from Southern China Metropolitan Daily, a newspaper with nationwide circulation, which granted the award to us based on the results of a survey jointly conducted by eleven newspapers and Internet companies to evaluate teaching quality, resources and methods as well as facilities of over 200 educational organizations in China; and the “2006 Top Ten Largest Private Educational Organizations in China” from over 40 major media outlets in China.

Since our inception in 1993, we have had over 4.5 million cumulative student enrollments. In the fiscal year ended May 31, 2007, we had over 1,000,000 student enrollments, including approximately 601,000 student enrollments in our language training programs and approximately 466,000 student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of 35 schools, 130 learning centers and 18 bookstores operated by us as of May 31, 2007, over 5,000 third-party bookstores and approximately 2,400 teachers in 33 cities, as well as through our virtual online network, which has over 3.5 million registered users.

We have experienced significant growth in our business in recent years. Our total net revenues increased from RMB441.8 million for the fiscal year ended May 31, 2004 to RMB1,044.0 million (US$136.4 million) for the fiscal year ended May 31, 2007, representing a compound annual growth rate, or CAGR, of 33.2%. Net revenues from our language training and test preparation courses accounted for 91.9%, 89.2% and 88.4%, respectively, of our total net revenues in the fiscal years ended May 31, 2005, 2006 and 2007. Our net income increased from RMB52.4 million in the fiscal year ended May 31, 2004 to RMB142.0 million in the fiscal year ended May 31, 2005, but decreased to RMB49.4 million (US$6.5 million) in the fiscal year ended May 31, 2006 primarily due to the RMB64.5 million (US$8.4 million) share-based compensation expenses we incurred in the year. We had net income of RMB226.7 million (US$29.6 million) in the fiscal year ended May 31, 2007.

Our Network

We deliver our education programs, services and products to students through an extensive physical network of 35 schools, 130 learning centers and 18 bookstores operated by us as of May 31, 2007, over 5,000 third-party bookstores and approximately 2,400 teachers in 33 cities, as well as through our virtual online network with over 3.5 million registered users. In addition, as we have had over 4.5 million cumulative student enrollments since our inception, we have an extensive network of students and alumni. This network has been essential in promoting our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We will continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

All of our schools, learning centers and bookstores operate under our “New Oriental” brand. Our hub schools in major cities consist of classrooms and administrative facilities with full student and administrative services while our schools in satellite cities and our learning centers consist primarily of classroom facilities and limited course registration and management capabilities. We select new locations based on various factors, including demographics and the number of colleges in, and the economic condition of, the particular region. We have opened bookstores in our established schools to primarily sell educational materials relating to our courses and also sell self-help, know-how, inspirational and other books.

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools, which we own. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2007.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	3	24	1
Shanghai	1	20	1
Guangzhou	1	7	1
Wuhan	1	8	1
Tianjin	1	7	1
Chongqing	1	5	1
Shenyang	1	7	1
Xi’an	1	5	1
Chengdu	1	5	1
Nanjing	1	3	1
Zhengzhou	1	2	1
Changsha	1	3	1
Harbin	1	1	1
Jinan	1	4
Xiangfan	1	3
Shenzhen	1	3
Taiyuan	1	4	1
Zhuzhou	1	1
Changchun	1	2	1
Hangzhou	1	2
Langfang	1	1	1
Shijiazhuang	1	2
Anshan	1	1
Hefei	1	1	1
Kunming	1	1
Wuxi	1	1
Foshan	1	1
Fuzhou	1	1	1
Yichang	1	1
Taixing	1	1
Suzhou	1	1
Yangzhou	1	1
Nanchang	1	1

Total	35	130	18

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products intended to address the needs of our students. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a school that provides post-secondary education, our classroom-based courses are generally designed to be completed in two to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We currently have a full-time staff of approximately 40 people involved in our centralized curriculum development process. We update and expand our course offerings frequently in response to evolving market needs. Our program, service and product offerings are generally divided into six areas: language training; test preparation; primary and secondary school; educational content, software and other technology development and distribution; online education; and other services and products.

Language Training Courses

Our language training courses primarily consist of various types of English language training courses. We also provide training courses for other foreign languages, including German, Japanese, French, Korean and Spanish. In our fiscal year ended May 31, 2007, we had approximately 601,000 student enrollments in our language training courses, of which over 95% were in our English language training courses. Our interactive courses focus not only on reading and writing, but also on teaching and improving critical listening and speaking skills.

We recognize that students progress at different rates when learning foreign languages and our large number of students allows us to offer suitable courses at many different levels of proficiency. While we offer English to students of all age groups and with various motivations for learning English, we generally categorize our English language training courses into the following areas: (i) English for adults; (ii) English for children, including our recently added “Pop Kids” English program; (iii) English for middle school and high schools students; and (iv) “Elite English” for high-income adults and children of high-income families.

English for Adults. Historically, this has been the primary component of our English language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency.

Our English for adults program offers courses designed to teach and improve college and other adult students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for six to 12 weeks with classroom instruction one to four times per week for two to five hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. Our English for adults courses typically consist of approximately 20 to 150 students per class.

In our fiscal year ended May 31, 2007, we had approximately 251,000 student enrollments in our English for adults courses and approximately 29.2%,14.9% and 8.8% of the total enrollments were for courses taught in Beijing, Shanghai and Guangzhou, respectively. Course fees for our English for adults courses range from RMB200 to RMB3,000 per course.

English for Children. We established our English for children program in 2002 for children in kindergarten through grade six and it has achieved rapid growth. We designed our English for children program based upon the following principles: (i) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula, the skills and abilities of the individual child and adapting to his or her particular needs; (ii) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (iii) we give children a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2004, we established our “Pop Kids” English learning centers at which we attempt to immerse young kids in a fun and interactive English-speaking environment dedicated solely to children.

Our English for children classes are divided into classes of approximately 10 to 25 students per class. Students attend class one to two times per week for 1.5 to two hours per class. We test our students to measure their progress and make sure they are progressing as needed to advance to the next book and class level without jeopardizing the fundamentals that will allow them to excel in the future.

In our fiscal year ended May 31, 2007, we had approximately 135,000 student enrollments in our English for children program, and approximately 27.1%,14.4% and 9.2% of the enrollments took place in Wuhan, Beijing and Guangzhou, respectively. Course fees for our English for children courses range from RMB200 to RMB3,000 per course.

English for Middle School and High School Students. English proficiency is tested as a major subject of entrance exams for admission into China’s high schools, colleges and universities. Given the intense competition to gain admission into top high schools and higher education institutions in China, English exam scores can be a deciding factor in gaining admission. Our English language training courses for middle school and high school students are designed to supplement students’ regular school curricula and help students achieve better scores on English exams for admission into high schools or higher education institutions.

Our typical English courses for middle school and high school students last for eight to 16 weeks with classroom instruction one to four times per week for 90 minutes to five hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. These courses typically consist of approximately 30 to 300 students per class.

In our fiscal year ended May 31, 2007, we had approximately 191,000 student enrollments in our English language training courses for middle school and high school students, and approximately 24.4%, 9.6%, and 8.4% of the enrollments took place in Beijing, Shanghai and Guangzhou, respectively. Course fees for our English training courses for middle school and high school students range from RMB200 to RMB2,000 per course.

“Elite English” for High-Income Adults and Children of High-Income Families. With the recent economic growth of China and increased sophistication and frequency of international business transactions, there is a growing demand for high-end, personalized, advanced English language training for high-income working professionals and other adults in large, economically prosperous cities. China’s economic growth has led to increased personal disposable income which, coupled with the “single child” policy and the potential rewards of English proficiency, has prompted Chinese families to spend a high percentage of their disposable income investing in their children’s English language education. We started our “Elite English” programs for high-income adults and children of high income families in 2003 in response to the market demand from high-income students and parents for such personalized instruction.

While we have a standardized curriculum for our “Elite English” program, our trained teachers work closely with a small group of students to evaluate and customize the curriculum based on the progress and demands of the students. Our “Elite English” program is divided into classes of one to ten students per class.

In our fiscal year ended May 31, 2007, we had approximately 3,000 students in our “Elite English” program at our “Elite English” centers in Beijing. The schedules of our “Elite English” classes are more flexible in order to accommodate students’ schedules and are provided in up-scale locations and environments. We plan to continue growing this area of our business and to expand into other major cities in China, such as Shanghai and Guangzhou. Enrollment fees for our “Elite English” program generally range from RMB12,000 to RMB18,000 per year.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2006, we had over 375,000 student enrollments in our test preparation courses, of which approximately 121,000 were in overseas test preparation courses and 254,000 were in PRC test preparation courses. In the six months ended November 30, 2006, we had over 227,000 student enrollments in our test preparation courses, of which approximately 74,000 were in overseas test preparation courses and approximately 153,000 were in PRC test preparation courses.

We offer test preparation courses for the following major overseas exams: TOEFL, TSE, SAT, ACT, IELTS, GRE, GMAT, LSAT, BEC and TOEIC. In addition, we offer test preparation classes for the following major PRC admissions tests: CET 4, CET 6, National English Test for Entrance into Master’s Degree Programs, National Math Test for Entrance of Master’s Degree Programs, Professional Title English Test and Public English Test System. In November 2006, we established our Beijing New Oriental North Star Training School to expand into the professional certification preparation field, which includes preparation for the PRC bar, the PRC certified public accountant and civil service exams.

In our fiscal year ended May 31, 2007, approximately 43.7% and 20.6% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 27.9% of the total student enrollments in our PRC test preparation courses took place in Beijing, while approximately 8.9%, 8.0%, 5.3% and 5.2% of the total student enrollments in our domestic test preparation courses took place in Wuhan, Shanghai, Guangzhou and Xi’an, respectively.

Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our experienced teachers generally teach in large classes ranging from 50 students to 500 students. Our students enroll in a 20 to 160 hour program with classes meeting one to four times per week for approximately 2.5 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB150 to RMB25,000 per course.

Primary and Secondary Schools

New Oriental China established the first full-time private primary and secondary school in Yangzhou in 2002. This is a private boarding school for students in grades one to twelve seeking a full curriculum taught in both Chinese and English, with a strong emphasis on English language training. We target parents who desire to provide their children with a global vision and an understanding and appreciation of both traditional Chinese culture and the modern world, a competitive advantage in academics and social development and English language proficiency. Our goal is to develop the Yangzhou school, and other new schools to be established in the future, into elite schools whose students consistently gain acceptance into the top universities in China and around the world.

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. In 2006, we had approximately 2,600 students at the Yangzhou school, approximately 52.6% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 220 teachers and 280 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In 2006, the school accepted 903 students out of over 2,086 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In 2006, tuition at the Yangzhou school ranged from RMB5,000 to RMB10,000 per year.

In September 2006, we opened our second primary and secondary school in Taixing, China near our Yangzhou school. The Taixing school currently has 48 students and has a capacity of enrolling up to 2,000 students.

Educational Content, Software and Other Technology Development and Distribution

We develop and edit content for educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals, as well as “self-help,” “know-how” and “inspirational” books for our students and other readers. We distribute these materials through various distribution channels, consisting of our own classrooms and bookstores as well as third-party distributors, including over 5,000 bookstores in China. In our fiscal year ended May 31, 2007, we developed and edited over 100 titles and distributed approximately 5.7 million books authored or licensed by us in China. Over 95% of the materials distributed by us are education-related and include the materials that we use in our courses and also include a large number of titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with Pearson Education, The McGraw-Hill Companies, Cambridge University Press, Barron’s and GMAC or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China bearing both our logo and the original publisher’s logo. In January 2007, we entered into an agreement with DynEd International Inc., or DynEd, to license DynEd’s proprietary English language training software for use in our Elite English programs and to collaborate with DynEd to develop accompanying teaching materials. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com. As of May 31, 2007, over 3.5 million users had registered accounts with us, giving them access to free informational content on our website. In our fiscal year ended May 31, 2007, we had approximately 188,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses. Course fees for our online courses range from RMB10 to RMB1,500 per course.

We currently offer approximately 400 online courses in language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. Our typical online courses last for 30 hours and each session normally lasts 15 minutes or less. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded video tapes.

Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

Other Services

Overseas Studies Consulting. Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students to make informed decisions. We also counsel students with the immigration process for overseas studies, such as obtaining visas and student and off-campus housing. We charge each student a fee based on the scope of consulting services requested by the student.

Post-Secondary Education. We provide post-secondary educational programs to help students seek career opportunities requiring English proficiency, such as interpreters for international trade organizations. Such programs normally last for two years. Students have the flexibility to enroll in specific courses of interest or to enroll in the full program.

Marketing and Student Recruitment

We employ a variety of marketing and recruiting methods to attract students and increase enrollments. We have positioned ourselves as a provider of private educational services that inspires students to achieve their potential and build self-confidence and that boosts students’ enthusiasm for learning. We believe prospective students are attracted to our schools due to our excellent brand name, the quality of our programs and our relatively long operating history in the private education sector.

We employ the following marketing methods to attract new and returning students:

Speeches and Seminars. Our management, most of whom are experienced teachers and were among our earliest teachers, and our top teachers frequently give speeches at colleges, universities, high schools and middle schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops. Our speeches include direct program promotion speeches during which we directly explain the merits and advantages of our programs or general English learning methods, as well as inspirational speeches designed to motivate students to reach their full potential and strive for success. In 2006, our management and teachers gave a total of over 4,200 speeches and seminars in China.

Referrals. Historically, our student enrollments have grown primarily through word-of-mouth referrals. Our student enrollments have benefited and will continue to benefit by referrals from our extensive network of students and alumni and the successful academic and professional careers that many of them have achieved.

Distribution of Marketing Materials. We use New Oriental “booths” and “information tables” to distribute free inspirational books authored by Michael Minhong Yu and others, informational brochures, posters and flyers at various on-campus events, educational expos, conferences and college and employment fairs. We also conduct extensive free information sessions to introduce our programs to our target markets.

Advertisements. We advertise through our own websites and also on China’s leading portals, such as Sina.com and Sohu.com. We also have advertising arrangements with many Chinese national and regional newspapers and other media outlets, including school campus newspapers.

Social Events and Activities. We participate in and host community events designed to promote awareness of the virtues of education. We believe that these enhance our public image and increase brand awareness. We also host English speech competitions, English drama performances and cultural events designed to raise enthusiasm for English language learning and to further promote awareness of our brand.

Cross-Selling. As we gain footholds in many different markets, we use our programs in one market as an opportunity to advertise our programs in other markets. With a variety of programs aimed at different age groups, our goal is to create a brand name that permeates every stage of our potential students’ educational, career and life progression, from English for children to English for adults to test preparation to “Elite English” to continuing professional education, and to encourage our students to introduce their children to the same system and courses. Outside of our organization, we have established cross-promotional relationships with a number of companies, to promote our programs, services and products and awareness of our brand.

Competition

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. None of our competitors focuses on as broad a spectrum of programs, products and services as we provide. Instead, our competitors focus on targeted markets, both in terms of the particular segments of students they aim to attract and the local markets in which they operate.

For example, we face nationwide competition for our IELTS preparation courses from Global IELTS School, which offers IELTS preparation courses in many cities in China. We face regional competition for our English for children program from several competitors that focus on children’s English language training in specific regions, including English First. We face competition for our “Elite English” program primarily from Wall Street Institute and English First, both of which offer English language training courses for adults in many cities in China. Wall Street Institute began providing high-end English language training courses to adults in major cities several years before we entered this market and enjoys a first-mover advantage. We also face limited competition from many competitors that focus on providing international and/or PRC test preparation courses in specific geographic markets in China.

We believe that the principal competitive factors in our markets include the following:

•	brand recognition;

•	overall student experience;

•	ability to effectively market programs, services and products to a broad base of prospective students;

•	scope and quality of program, service and product offerings; and

•	alignment of programs, services and products catering to specific needs of students, parents, educators and employers.

We believe that our primary competitive advantages are our well-known “New Oriental” brand, our innovative and inspirational instruction methods and the breadth and quality of our programs, services and products. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student demands, testing materials, admissions standards, market needs or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc. may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required.

REGULATION

The PRC government regulates the education services industry. This section summarizes the principal PRC regulations relating to our businesses.

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or MOE, the General Administration of Press and Publication, or GAPP, the Ministry of Information Industry, or MII, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for operating a Private School, and shall be registered with the MCA or its local counterparts as a privately run non-enterprise institution. Each of our schools has obtained the Permit for operating a Private School and has been registered with the relevant local counterpart of the MCA.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. Except for the schools in Yangzhou and Taixing, which provides graduation certifications to students, none of the schools operated by New Oriental China provides a diploma or certification to students.

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

The Regulations on Operating Chinese-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Chinese-foreign Cooperation in Operating Schools shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC.

We have not applied for a permit for Chinese-foreign Cooperation in Operating Schools at this stage since all of our schools are operated by New Oriental China.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE in 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refers to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the NPC and regulations and decisions promulgated by the State Council may set down administrative license. On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained.

Regulations on Publishing and Distribution of Publications

On December 25, 2001, the State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which became effective on February 1, 2002. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

On April 13, 2005, the State Council announced a policy on private investments in China that relate to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes the Ministry of Culture and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, the Ministry of Culture, together with other central government authorities, issued a regulation that prohibits private and foreign investors from engaging in the publishing business. Our subsidiaries and affiliated entities are not permitted to engage in the publishing business under this regulation. Beijing New Oriental Dogwood Cultural Communications Co., Ltd, a subsidiary of New Oriental China, has been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content.

Subsequent to the implementation of the Publication Regulations, the GAPP issued the Administrative Regulations on Publications Market which became effective on September 1, 2003 and which were amended on June 16, 2004. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general distribution, whole sale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from the GAPP and may conduct general distribution of the publications in the PRC; an entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of GAPP and may not engage in general distribution in the PRC; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of GAPP at the county level and may not conduct general distribution or wholesaling of publications in the PRC.

In addition, pursuant to the Administrative Regulations on Publishing Audio-video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products shall secure a Permit for Operating Audio-video Products from the relevant culture authorities.

The subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications have obtained the relevant Permits for Operating Publications and the relevant Permits for Operating Audio-video Products.

Regulations on Online Publications

GAPP and MII jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

Xuncheng Network, a subsidiary of New Oriental China engaging in Internet content services, received verbal confirmation from GAPP that the online content services that Xuncheng Network provides does not fall within the scope of “Internet publishing” that requires approval or a license from GAPP. Obtaining an online publication license requires certain conditions, including having five or more qualified editors, which Xuncheng Network cannot satisfy. However, because there is no further official or publicly-available interpretation of “Internet publishing,” we cannot assure you that Xuncheng Network will not require an online publication license in the future.

Regulations on Consulting Services for Overseas Studies or Private Matters

The Ministry of Public Security and the SAIC jointly issued the Administrative Measures on Intermediate Activities relating to Entry and Exit for Private Purpose on June 6, 2001, which requires that any entity engaged in intermediate and consulting services for Chinese citizens going abroad to visit families, relatives or friends, to reside abroad, to inherit properties, or to conduct other non-business matters other than studying, working or touring, shall obtain a license granted by the relevant provincial authority on public security. Regarding intermediate and consulting business activities relating to self-funded overseas studying, the MOE, the Ministry of Public Security and the SAIC jointly issued the Administrative Regulations on Intermediate Services for Overseas Studies with Private Funds and their Implementing Rules in 1999, which require that any intermediate service organization engaged in such services procure from the MOE the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies.

Beijing New Oriental Vision Overseas Consulting Co., Ltd, a subsidiary of New Oriental China engaging in overseas studies consulting and other consulting services, has obtained the relevant licenses from the MOE and the Beijing Municipal Public Security Bureau.

Regulations on Internet Information Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MII and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP provider engaged in providing online bulletin board services, or BBS, is subject to a special approval and filing process with the relevant telecommunications industry authorities. Xuncheng Network is in the process of obtaining such BBS approval.

In July 2006, the MII posted a notice on its website entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers had until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider’s failure to do so by November 1, 2006 may result in revocation of its ICP license.

Beijing New Oriental Xuncheng Network Technology Co., Ltd., a subsidiary of New Oriental China engaging in providing online education services, has duly obtained the ICP license.

Regulations on Internet Culture Activities

The Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003, which became effective on July 1, 2003, and which were amended on July 1, 2004. The Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, games, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

Xuncheng Network, a subsidiary of New Oriental China engaging in the distribution of certain audio-visual products through the Internet, received verbal confirmation from the Ministry of Culture that the products of Xuncheng Network do not fall within the definition of “Internet culture products” and its operations do not fall within the definition of “Internet culture activities” as defined under the Internet Culture Measures. Accordingly, Xuncheng Network is not required to obtain an Internet culture business operations license. However, because there is no further official or publicly-available interpretation of these definitions, we cannot assure you that Xuncheng Network will not need an Internet culture business operations license in the future.

Regulation on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and implementation, including the definition of “audio-video programs” as specified in these regulations. We cannot assure you that Xuncheng Network, our affiliated entity engaging in online education services, will not be deemed to require a Permit for Broadcasting Audio-video Programs, which it currently does not possess.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006. The new regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law. The new regulations also provide that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only.

Regulations on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered the logo of “New Oriental” and the combination of and its logo with the Trademark Office and are in the process of registering additional marks, including the logo for “Pop Kids.” In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. Our trademarks have been recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province.

On November 5, 2004, the MII amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered many domain names with CNNIC.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC Resident, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC Resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC Resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

Our beneficial owners who are PRC residents have registered with the local branch of SAFE as required under SAFE Circular No. 75.

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the new M&A rule, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The new M&A rule also contains a provision requiring offshore special purpose vehicles, or SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The new M&A rule became effective on September 8, 2006 without retroactive effect. Based on the advice of Tian Yuan Law Firm, our PRC counsel, we do not believe that CSRC approval was required for our listing on the New York Stock Exchange because trading of our ADSs commenced prior to the effective date of the new M&A rule.

Tax

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which will take effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. However, the EIT Law does not define this term. EIT Law empowers the State Council to enact appropriate implementing rules and regulations. As of the date of this annual report, the implementing rules and regulations of the EIT Law have not been promulgated. The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. The EIT Law does not define the term “de facto management bodies.” Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the PRC or pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. It is unclear whether any dividends payable to non-PRC investors will be deemed to be derived from sources within China and be subject to PRC income tax. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, the value of your investment may be materially and adversely affected.

C. Organizational Structure

Substantially all of our operations are conducted in China through our contractual arrangements with our consolidated affiliated entity, New Oriental China and its subsidiaries, as well as three wholly owned subsidiaries in China:

•	Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, which primarily engages in the educational software development business and sub-licenses our trademarks to New Oriental China and its subsidiaries;

•	Beijing Decision Education Co., Ltd., or Beijing Decision, which primarily engages in the business of providing educational technology services and educational management services; and

•	Beijing Judgment Education & Consulting Co., Ltd., or Beijing Judgment, a company that directly holds the real estate properties on which certain of our schools are located.

The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of May 31, 2007:

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. Accordingly, our wholly owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for the required education licenses and permits in China. In addition, PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. We conduct our education business in China through contractual arrangements with New Oriental China and its subsidiaries and shareholders. New Oriental China is our consolidated affiliated entity directly owned by our founders and/or their respective affiliates.

New Oriental China’s subsidiaries hold the requisite licenses and permits necessary to conduct our education business and operate our schools, learning centers, bookstores as well as online education business in China. We have been and are expected to continue to be dependent on New Oriental China and its subsidiaries to operate our education business until we qualify for direct ownership of an education business in China under PRC laws and regulations and acquire New Oriental China and its subsidiaries as our direct, wholly owned subsidiaries. We have entered into contractual arrangements with New Oriental China and its subsidiaries and shareholders, which enable us to:

•	exercise effective control over New Oriental China and its subsidiaries;

•	receive a substantial portion of the economic benefits from New Oriental China and its subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in New Oriental China in each case when and to the extent permitted by PRC law.

D. Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we own approximately 14,000 square meters of office and classroom space. In addition, we lease and own an aggregate of approximately 418,000 square meters of space for our schools, learning centers and bookstores. We lease all of our facilities except for our Yangzhou school and part of the premises for our headquarters in Beijing and our schools in Xi’an and Tianjin.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

General Factors Affecting Our Results of Operations

We have benefited significantly from favorable demographic trends, the overall economic growth and the demand for high-quality private education and English language training in China. The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. At the same time, China’s integration into the global economy has accelerated, resulting in more career opportunities for Chinese citizens who are able to communicate effectively in English. We anticipate that the demand for private education and English language training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the private education industry in China, which in turn may harm our business and results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by factors affecting the private education industry in China generally and by conditions in each of the geographic markets we serve, we believe our business is more directly affected by company-specific factors such as the number of student enrollments, the amount of course fees and our operating costs and expenses. The number of student enrollments is in turn largely driven by the demand for our courses, the effectiveness of our marketing and brand promotion efforts, the locations of our schools and learning centers, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressure, as well as seasonal factors. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar courses.

Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and learning centers and further expand our school network throughout China, as well as offer a greater variety of courses, including smaller-size classes. Specifically, we opened 10 new schools in fiscal year 2007. In addition, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes, such as “Pop Kids” English classes for kindergarten through sixth grade students with 10 to 25 students per class and higher-end “Elite English” classes for adults and children of high-income families with one to 10 students per class. Our planned expansion will result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. We have launched our new computerized enrollment system to timely track course enrollment and other relevant operating data across our school network. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our growth. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among us, our wholly owned subsidiaries in China, and our consolidated variable interest entities in China, which consist of New Oriental China and its wholly owned subsidiaries. New Oriental China’s subsidiaries hold the licenses and permits necessary to conduct our educational services business in China and directly operate its schools, learning centers and bookstores, develop and distribute educational content, software and other technologies, and operate our online education business. We intend to own and operate schools and learning centers when PRC law permits us to do so.

Net Revenues. In the fiscal years ended May 31, 2005, 2006 and 2007, we generated total net revenues of RMB643.3 million, RMB770.3 million and RMB1,044 (US$136.4 million), respectively. Our revenues are net of PRC business taxes and related surcharges, as well as scholarships and refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 94.3%, 93.7% and 93.2% of our total net revenues in the fiscal years ended May 31, 2005, 2006 and 2007, respectively; and

•	books and others, which accounted for 5.7%, 6.3% and 6.8% of our total net revenues in the fiscal years ended May 31, 2005, 2006 and 2007, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education, online education and post-secondary education. Revenues from language training courses and test preparation courses accounted for 91.9%, 89.2% and 88.4%, respectively, of our total net revenues in the fiscal years ended May 31, 2005, 2006 and 2007.

We recognize revenues from course fees collected for enrollment in our language training and test preparation courses and post-secondary educational programs proportionally as we deliver the instruction over the period of the course. Course fees are generally paid in advance by students and are initially recorded as deferred revenues. Students are entitled to a one-week course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the one-week trial period that they no longer want to take the course. After the one-week trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary school ratably over the corresponding academic year. We sell pre-paid online education cards primarily to distributors, who in turn sell them to students. We recognize revenues from sales of pre-paid cards in proportion to the actual time that students spend on our online courses. Course fees and school fees collected and amounts received from sales of pre-paid cards are recorded as deferred revenues until they can be recognized as revenues upon their use or expiration. Upon expiration of a prepaid card, which is six months to one year from the date of the sale of the card, we recognize the remaining amount of deferred revenues as revenues.

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training and overseas admissions and assessment test preparation, the quality of our instruction and the variety of our programs, services and products. For the past six years, our revenue growth has been driven primarily by increased enrollments in our English language training courses and test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. Our courses generally have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter from December 1 to February 28 each year, primarily because many students enroll in our language training and other courses during the winter school holidays. We expect this seasonality enrollment pattern to continue, especially for most of our language training courses for college and middle school students and test preparation courses.

Although similar courses have comparable rates, course fees vary among our numerous courses. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar programs. Our test preparation courses are generally delivered in large class settings ranging from 50 students to 500 students per class and our English language training courses are delivered in class settings ranging from one student to 150 students per class. To further penetrate the English language training markets for children and high-income individuals, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes for children and adults, such as “Pop Kids” English classes for students in kindergarten through grade six with ten to 25 students per class and higher-end personalized “Elite English” classes for high-income adults and children with one to ten students per class. We typically adjust course fees or school fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. We expect to continue to derive a substantial majority of our revenues from educational programs and services.

A significant portion of our revenues has been derived from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests by educational institutions and governmental authorities both in China and abroad. If the use of admissions and assessment tests declines or falls out of favor with educational institutions, government authorities and other entities, the markets for our test preparation courses will shrink and our business may be materially and adversely affected. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and CET 6 exams, which, among other things, will limit these exams only to college students starting from 2007. As a result, the total number of students who started our CET 4 and CET 6 exam preparation courses decreased from approximately 180,000 in calendar year 2004 to approximately 140,000 in calendar year 2005. However, the number of students who started our CET 4 and CET 6 exam preparation courses in calendar year 2006 increased slightly as compared to 2005. We are currently not aware of any other proposed reforms by the PRC regulatory authorities concerning admissions and assessment tests that would materially and adversely affect our domestic test preparation business.

Books and Others. We distribute and sell books and other educational materials developed or licensed by us through our own distribution channels, which consist of our bookstores and websites, and also through third-party distributors. We normally provide books and other educational materials that are required for our courses and do not separately charge students for these items. We recognize revenues from sales of books and other educational materials when the products are sold to end customers. As we believe successful content development is important to the success of our business in China, we intend to continuously enhance the quality and breadth of our education content offerings and distribute more books and other educational materials through our own bookstores, as well as third-party distributors, including over 18 bookstores. Accordingly, we expect revenues from sales of books and other educational materials to continue to increase in the future.

We also provide consulting services to students regarding overseas studies and related processes, such as visa applications. We charge each student a fee based on the scope of consulting services requested by the student and recognize revenues when our consulting services are delivered. We expect that revenues from these consulting services will continue to constitute a small portion of our total revenues in the future.

Operating Costs and Expenses. Our operating costs and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended May 31,
(in thousands except percentages)	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
Net revenues	643,270	100.0	770,259	100.0	1,044,019	136,445	100.0

Operating costs and expenses:
Cost of revenues	(273,690)	(42.5)	(320,895)	(41.7)	(422,664)	(55,239)	(40.5)
Selling and marketing	(50,716)	(7.9)	(82,121)	(10.7)	(128,008)	(16,730)	(12.3)
General and administrative	(207,767)	(32.3)	(303,084)	(39.3)	(285,732)	(37,343)	(27.3)

Total operating costs and expenses	(532,173)	(82.7)	(706,100)	(91.7)	(836,404)	(109,312)	(80.1)

We rely on our teachers to deliver educational services. Our teachers consist of both full-time teachers and contract teachers. Full-time teachers deliver instruction and may also be involved in management, administration and other functions at our schools and other subsidiaries and affiliated entities. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our contract teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors. To attract and retain high-quality teachers, we have granted equity incentives, including restricted shares and share options, to some of our teachers. We account for teaching fees and performance-linked bonuses paid to our teachers as cost of revenues as they are directly associated with the provision of educational services, and account for the other compensation and benefits to our teachers as general and administrative expenses.

Cost of Revenues. Cost of revenues for educational programs and services primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services, as well as costs of course materials. Cost of books and others primarily consist of printing costs of books and other materials, and licenses fees, royalties and other fees paid to content licensors, publishing companies and third-party distributors. We anticipate that our total cost of revenues will continue to increase as we continue to open new schools and learning centers and hire additional teachers.

Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purpose. We expect that our selling and marketing expenses will continue to increase as we further expand into new geographic locations and enhance our brand recognition.

General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, compensation and benefits of full-time teachers excluding teaching fees and performance-linked bonuses and, to a lesser extent, costs to develop curriculum, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of enhancing our internal controls.

Share-based Compensation Expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended May 31,
(in thousands except percentages)	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
Allocation of Share-based Compensation Expenses:
Cost of revenues	—	—	392	0.6	2,452	320	6.7
Selling and marketing	—	—	1,410	2.2	828	108	2.2
General and administrative	—	—	62,655	97.2	33,527	4,382	91.1

In the fiscal years ended May 31, 2005, 2006 and 2007, we issued nil, 4,572,500 and nil restricted shares, respectively, to our employees, directors and consultants for services rendered by them. These shares vested immediately on the date of grant. In addition, we adopted the 2006 Share Incentive Plan in January 2006, under which we are authorized to, starting from 2006, issue share options to purchase up to 8,000,000 common shares to our employees, directors and consultants in 2006, as well as additional options in future periods. We have granted options to purchase a total of 12,766,000 common shares to our employees and directors in 2006 and 2007 of which options to purchase 344,521 common shares have been forfeited. In December 2004, the Financial Accounting Standards Board, or FASB, issued statement of accounting standards, or SFAS No. 123(R) “Share-Based Payment,” effective January 1, 2006. Accordingly, we have adopted the provisions of SFAS 123(R) for the share options granted in 2006. SFAS 123(R) requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. For options granted to our employees and directors, we record share-based compensation expenses based on the fair value of our common shares underlying options as of the date of option grant and amortize the expenses over the vesting periods of the options.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Other than our primary and secondary schools, our subsidiaries and affiliated entities in China are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges, and a value-added tax at varying rates ranging from 4% to 17% on gross revenues from sales of books, educational software and other products. With regard to income tax, according to the Implementation Rules for The Law for Promoting Private Education (2004), private schools that do not require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. As a result, preferential tax treatments for our schools vary among different cities. In some cities, our schools are subject to a 33% standard enterprise income tax, while in other cities, our schools are subject to a 1.5% to 3.5% tax on gross receipts in lieu of the 33% standard enterprise income tax or are exempted from the enterprise income tax. Among our schools in the four major cities from which we derived a majority of our revenues in each of the past three fiscal years ended May 31, 2007, our school in Wuhan is subject to the 33% standard enterprise income tax. New Oriental China’s subsidiaries other than schools are either subject to the standard enterprise income tax rate, which currently is 33%, or subject to various preferential income tax rates approved by local taxation authorities.

New Oriental China and our three wholly owned subsidiaries in China are certified “new or high-technology enterprises” located in a high-tech zone in Beijing as their primary sources of revenues are educational software development and educational technology development and implementation. As a result, each of them is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for the subsequent three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” New Oriental China was exempted from enterprise income tax from 2002 to 2004, is subject to a 7.5% enterprise income tax in 2005, 2006 and 2007, and will be subject to a 15% enterprise income tax after 2007 as long as it continues to qualify as a “new or high-technology enterprise.” Each of our three wholly owned subsidiaries in China was established in 2005 and thus is exempted from enterprise income tax from 2005 to 2007, and will be subject to a 7.5% enterprise income tax from 2008 to 2010 and a 15% enterprise income tax thereafter as long as it continues to qualify as a “new or high-technology enterprise.”

Preferential tax treatments granted to our schools by local governmental authorities are subject to review and may be adjusted or revoked at any time. In addition, if the government regulations or authorities were to phase out preferential tax benefits currently granted to “new or high-technology enterprises,” New Oriental China and our wholly owned subsidiaries in China would be subject to the standard statutory tax rate, which currently is 33%. The discontinuation of any preferential tax treatments currently available to our schools, especially those schools in major cities, and to New Oriental China and our wholly owned subsidiaries, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended May 31,
(in thousands)	2005	2006	2007
	RMB	RMB	RMB	US$
Net revenues:
Educational programs and services	606,812	721,497	972,991	127,162
Books and others	36,458	48,762	71,028	9,283

Total net revenues	643,270	770,259	1,044,019	136,445

Operating costs and expenses(1):
Cost of revenues	(273,690)	(320,895)	(422,664)	(55,239)

Selling and marketing	(50,716)	(82,121)	(128,008)	(16,730)
General and administrative	(207,767)	(303,084)	(285,732)	(37,343)

Total operating costs and expenses	(532,173)	(706,100)	(836,404)	(109,312)

Operating income	111,097	64,159	207,615	27,133

Other income (expense), net	(1,904)	(10,434)	32,627	4,265

Provision for income tax	(5,844)	(13,923)	(14,512)	(1,897)

Income from continuing operations	103,252	39,790	226,728	29,631

Income from discontinued operations	38,722	9,595	—	—

Net income	141,974	49,385	226,728	29,631

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands)	2005	2006	2007
	RMB	RMB	RMB	US$
Cost of revenues	—	(392)	(2,452)	(320)
Selling and marketing	—	(1,410)	(828)	(108)
General and administrative	—	(62,655)	(33,527)	(4,382)

Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006

Net Revenues. Our total net revenues increased by 35.5% from RMB770.3 million for the fiscal year ended May 31, 2006 to RMB1,044.0 million (US$136.4 million) for the fiscal year ended May 31, 2007. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 34.9% from RMB721.5 million for the fiscal year ended May 31, 2006 to RMB973.0 million (US$127.2 million) for the fiscal year ended May 31, 2007. This increase was primarily due to the growth in revenues from language training and test preparation courses from RMB687.4 million in the fiscal year ended May 31, 2006 to RMB 922.7 million (US$120.6 million) in the fiscal year ended May 31, 2007, and, to a lesser extent, the increase in average revenues per student in the fiscal year ended May 31, 2007 as more students took smaller-size classes with higher course fees. The increase in revenues from language training courses was mainly attributable to the increase in the number of students who completed our courses from approximately 487,000 in the fiscal year ended May 31, 2006 to approximately 569,000 in the fiscal year ended May 31, 2007, and in particular, the increased number of students who completed our language training courses for children and middle school and high school students. The increase in revenues from test preparation courses was mainly attributable to an increase in the number of students who completed our test preparation courses from approximately 372,000 in the fiscal year ended May 31, 2006 to approximately 441,000 in the fiscal year ended May 31, 2007.

•

Books and Others. Net revenues from sales of books and other educational materials and services increased by 45.7% from RMB48.8 million in the fiscal year ended May 31, 2006 to RMB71.0 million (US$9.3 million) in the fiscal year ended May 31, 2007, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2007, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 18.5% from RMB706.1 million in the fiscal year ended May 31, 2006 to RMB836.4 million (US$109.3 million) in the fiscal year ended May 31, 2007. This increase resulted from increases in all of our operating cost and expense line items.

•

Cost of Revenues. Our cost of revenues increased by 31.7% from RMB320.9 million in the fiscal year ended May 31, 2006 to RMB 422.7 million (US$55.2 million) in the fiscal year ended May 31, 2007. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired approximately 630 new teachers during the fiscal year ended May 31, 2007, and an increase in our rental payments as we had leased facilities for 35 schools and 130 learning centers as of May 31, 2007, as compared to 25 schools and 111 learning centers as of May 31, 2006.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 55.9% from RMB82.1 million in the fiscal year ended May 31, 2006 to RMB 128.0 million (US$16.7 million) in the fiscal year ended May 31, 2007. This increase was due to a refinement of our accounting process which we implemented in 2006 to allocate some of our personnel and other expenses, which had been previously included in our general and administrative expenses, to our selling and marketing expenses. This increase was also due to the increased marketing and promotional expenses in connection with opening new schools and learning centers during the fiscal year ended May 31, 2007.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 5.7% from RMB303.1 million in the fiscal year ended May 31, 2006 to RMB285.7 million (US$37.3 million) in the fiscal year ended May 31, 2007. The decrease was primarily due to the RMB62.7 million stock-based compensation charge we incurred in the fiscal year ended May 31, 2006 compared to RMB33.5 million (US$4.4 million) in the fiscal year ended May 31, 2007. This decrease is primarily attributable to the over two million restricted shares that we issued to our employees, directors and consultants in our fiscal year ended May 31, 2006. The implementation of the refined accounting process described above also contributed to this decrease.

Other Income (Expense), Net. We had other expense RMB10.4 million in the fiscal year ended May 31, 2006 which was primarily interest expense as compared with other income of RMB32.6 million (US$4.3 million) in the fiscal year ended May 31, 2007 primarily because we had interest income of RMB36.9 million (US$4.8 million) in the fiscal year ended May 31, 2007 mainly from the proceeds of our initial public offering and follow-on public offering.

Provision for income tax. Our income tax expense increased by 4.2% from RMB13.9 million in the fiscal year ended May 31, 2006 to RMB 14.5 million (US$1.9 million) in the fiscal year ended May 31, 2007. This increase was primarily due to increased taxable income, partially offset by the reduced effective tax rate as more taxable income was generated in our wholly owned PRC subsidiaries that were still exempted from income tax.

Discontinued Operations. Income from discontinued operations decreased from RMB9.6 million for the fiscal year ended May 31, 2006 to nil for the fiscal year ended May 31, 2007, because we disposed of our remaining interests in Liandong Weiye in August 2005, and there were no other discontinued operations during the fiscal year ended May 31, 2007.

Net Income. As a result of the foregoing, our net income increased to RMB226.7 million for the fiscal year ended May 31, 2007 from RMB49.4 million for the fiscal year ended May 31, 2006.

Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005

Net Revenues. Our total net revenues increased by 19.7% from RMB643.3 million for the fiscal year ended May 31, 2005 to RMB770.3 million (US$100.7 million) for the fiscal year ended May 31, 2006. This increase was due to the increased revenues from both educational programs and services as well as books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 18.9% from RMB606.8 million for the fiscal year ended May 31, 2005 to RMB721.5 million (US$94.3 million) for the fiscal year ended May 31, 2006. This increase was primarily due to the growth in revenues from language training and test preparation courses from RMB590.9 million in the fiscal year ended May 31, 2005 to RMB687.4 million (US$89.8 million) in the fiscal year ended May 31, 2006. The increase in revenues from language training courses was mainly attributable to the number of students who completed our courses from approximately 391,000 in the fiscal year ended May 31, 2005 to approximately 487,000 in the fiscal year ended May 31, 2006, and in particular, the increased number of students who completed our language training courses for children and middle school and high school students. The increase in revenues from test preparation courses was mainly attributable to an increase in the number of students who completed our test preparation courses from approximately 366,000 in the fiscal year ended May 31, 2005 to approximately 372,000 in the fiscal year ended May 31, 2006. This increase was partially offset by a decrease in student enrollments in CET 4 and CET 6 test preparation courses, which was in turn due to the change in student qualifications required for taking these exams, the future content and format of these tests and the change in the administrative agency in charge of these tests.

•

Books and Others. Net revenues from sales of books and other educational materials and services increased by 33.7% from RMB36.5 million in the fiscal year ended May 31, 2005 to RMB48.8 million (US$6.4 million) in the fiscal year ended May 31, 2006, primarily due to the increased volume of books sold in the fiscal year ended May 31, 2006, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 32.7% from RMB532.2 million in the fiscal year ended May 31, 2005 to RMB706.1 million (US$92.3 million) in the fiscal year ended May 31, 2006. This increase resulted from increases in all of our operating cost and expense line items.

•

Cost of Revenues. Our cost of revenues increased by 17.2% from RMB273.7 million in the fiscal year ended May 31, 2005 to RMB320.9 million (US$41.9 million) in the fiscal year ended May 31, 2006. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired approximately 360 new teachers during the fiscal year ended May 31, 2006, and an increase in our rental payments as we had leased facilities for 25 schools and 111 learning centers as of May 31, 2006, as compared to 15 schools and 75 learning centers as of May 31, 2005. The increase was also attributable to an increase in depreciation and amortization expenses primarily because we moved into our new school buildings in Yangzhou, Tianjin and Xi’an.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 61.9% from RMB50.7 million in the fiscal year ended May 31, 2005 to RMB82.1 million (US$10.7 million) in the fiscal year ended May 31, 2006. This increase was primarily due to the increased marketing and promotional expenses in connection with opening new schools and learning centers during the fiscal year ended May 31, 2006

•

General and Administrative Expenses. Our general and administrative expenses increased by 45.9% from RMB207.8 million in the fiscal year ended May 31, 2005 to RMB303.1 million (US$39.6 million) in the fiscal year ended May 31, 2006. The increase was primarily due to the RMB62.7 million (US$8.2 million) share-based compensation expenses we incurred in the fiscal year ended May 31, 2006 in connection with the restricted shares granted to our management and administrative personnel and full-time teachers during the period. This increase was also due to an increase in the total compensation and benefits we paid to our administrative staff as a result of our hiring of a total of approximately 370 new full-time teachers and other employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations in the fiscal year ended May 31, 2006. In addition, the increase was attributable to an increase in depreciation and amortization expenses relating to our new headquarter building which we began to use in October 2005.

Other Income (Expense), Net. Our other expense, net increased substantially from RMB1.9 million in the fiscal year ended May 31, 2005 to RMB10.4 million (US$1.4 million) in the fiscal year ended May 31, 2006. This increase was primarily due to the incurrence of exchange rate loss of RMB3.1 million and the increase in interest expenses of RMB3.5 million.

Provision for income tax. Our income tax expense increased by 138.2% from RMB5.8 million in the fiscal year ended May 31, 2005 to RMB13.9 million (US$1.8 million) in the fiscal year ended May 31, 2006, primarily because New Oriental China became subject to a 7.5% enterprise income tax in 2005, while it was exempted from enterprise income tax in the prior two years.

Discontinued Operations. Income from discontinued operations decreased from RMB38.7 million for the fiscal year ended May 31, 2005 to RMB9.6 million for the fiscal year ended May 31, 2006, because a significant portion of the discontinued operations relating to Liandong Weiye was recognized during the fiscal year ended May 31, 2005. We disposed of our remaining interests in Liandong Weiye in August 2005.

Net Income. Primarily as a result of the increased operating costs and expenses (including share-based compensation expense) and the decreased income from discontinued operations in the fiscal year ended May 31, 2006, our net income decreased to RMB49.4 million for the fiscal year ended May 31, 2006 from RMB142.0 million for the fiscal year ended May 31, 2005.

Discussion of Segment Operations

In our management’s view, we operate through six operating segments that offer distinct educational services, consisting of language training and test preparation courses, primary and secondary school education, content development and distribution, online education, overseas studies consulting and post-secondary education. We have two reportable segments, namely, language training and test preparation courses and primary and secondary school education. We aggregate content development and distribution, online education, overseas studies consulting and post-secondary education as others as each of these operating segments does not exceed 10% of our total net revenues, net income or total assets.

Net revenues from our language training and test preparation courses accounted for 91.9%, 89.2% and 88.4%, respectively, of our total net revenues in the fiscal years ended May 31, 2005, 2006 and 2007. Net revenues from our primary and secondary school education accounted for 2.5%, 4.1% and 3.7%, respectively, of our total net revenues in the fiscal years ended May 31, 2005, 2006 and 2007. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary school ratably over the corresponding academic year.

Cost of revenues for our language training and test preparation courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for our primary and secondary school primarily consists of compensation and benefits to school teachers and depreciation and amortization of property and equipment used in the provision of educational services.

Selling and marketing expenses for each of our reportable segments primarily consist of marketing and promotion expenses and other costs related to our selling and marketing activities for the corresponding reportable segment.

General and administrative expenses for our language training and test preparation courses primarily consist of compensation and benefits of administrative staff of our language training and test preparation courses segment, compensation and benefits of full-time teachers excluding teaching fees and performance-linked bonuses, rental and utilities payments relating to office and administrative functions of our language training and test preparation courses segment, depreciation and amortization of property and equipment used in the general and administrative activities of our language training and test preparation courses segment, and to a lesser extent, costs to develop our curriculum. General and administrative expenses for our primary and secondary school education segment primarily consist of compensation and benefits of administrative staff of our primary and secondary school, depreciation and amortization of property and equipment used in the general and administrative activities of our primary and secondary school, and to a lesser extent, costs to develop our curriculum.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands)	2005	2006	2007
	RMB	RMB	RMB	US$
Net revenues of reportable segments:
Language training and test preparation courses	590,895	687,437	922,718	120,592
Primary and secondary education	15,917	31,320	38,287	5,003

Total net revenues of reportable segments	606,812	718,757	961,005	125,595

Total net revenues of our company	643,270	770,259	1,044,019	136,445

Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(229,370)	(262,086)	(342,337)	(44,741)
Primary and secondary education	(12,690)	(20,714)	(37,138)	(4,854)

Selling and marketing:
Language training and test preparation courses	(38,282)	(59,639)	(85,638)	(11,192)
Primary and secondary education	(251)	(360)	(976)	(128)

General and administrative:
Language training and test preparation courses	(148,978)	(144,123)	(146,831)	(19,190)
Primary and secondary education	(12,346)	(20,097)	(11,746)	(1,535)

Total operating costs and expenses of reportable segments	(441,917)	(507,019)	(624,666)	(81,640)

Total operating costs and expenses of our company	(532,173)	(706,100)	(836,404)	(109.312)

Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 34.2% from RMB687.4 million for the fiscal year ended May 31, 2006 to RMB922.7 million (US$120.6 million) for the fiscal year ended May 31, 2007, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 22.2% from RMB31.3 million for the fiscal year ended May 31, 2006 to RMB38.3 million (US$5.0 million) for the fiscal year ended May 31, 2007, primarily due to an increase in the number of students as we offered additional grade years and classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 30.6% from RMB262.1 million for the fiscal year ended May 31, 2006 to RMB342.3 million (US$44.7 million) for the fiscal year ended May 31, 2007, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006—Operating Costs and Expenses—Cost of Revenues” except for the completion of construction of our primary and secondary school.

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased by 79.3% from RMB20.7 million for the fiscal year ended May 31, 2006 to RMB37.1 million (US$4.9 million) for the fiscal year ended May 31, 2007 due to our expanded operational scale as well as the increase in depreciation of our school facilities.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 43.6% from RMB59.6 million for the fiscal year ended May 31, 2006 to RMB85.6 million (US$11.2 million) for the fiscal year ended May 31, 2007, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased by 171.1% from RMB0.4 million for the fiscal year ended May 31, 2006 to RMB1.0 million (US$0.1 million) for the fiscal year ended May 31, 2007, primarily due to the increased marketing expenses in connection with the new grade years offered by the primary and secondary school during the fiscal year ended May 31, 2007.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 1.9% from RMB144.1 million for the fiscal year ended May 31, 2006 to RMB146.8 million (US$19.2 million) for the fiscal year ended May 31, 2007, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006—Operating Costs and Expenses—General and Administrative Expenses”.

•

Primary and Secondary School Education. Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education decreased by 41.6% from RMB20.1 million for the fiscal year ended May 31, 2006 to RMB11.7 million (US$1.5 million) for the fiscal year ended May 31, 2007. This decrease is primarily due to the fact that the depreciation expense of our school facilities was re-defined as operating costs rather than general and administrative expenses.

Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 16.3% from RMB590.9 million for the fiscal year ended May 31, 2005 to RMB687.4 million (US$89.8 million) for the fiscal year ended May 31, 2006, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 96.8% from RMB15.9 million for the fiscal year ended May 31, 2005 to RMB31.3 million (US$4.1 million) for the fiscal year ended May 31, 2006, primarily due to an increase in the number of students as we offered additional grade years and classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 14.3% from RMB229.4 million for the fiscal year ended May 31, 2005 to RMB262.1 million (US$34.3 million) for the fiscal year ended May 31, 2006, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005—Operating Costs and Expenses—Cost of Revenues” except for the completion of construction of our primary and secondary school.

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased by 63.2% from RMB12.7 million for the fiscal year ended May 31, 2005 to RMB20.7 million (US$2.7 million) for the fiscal year ended May 31, 2006, primarily due to an increase in compensation and benefits to teachers as we hired additional teachers in the fiscal year ended May 31, 2006. The increase was also attributable to an increase in depreciation and amortization expenses as we completed the construction of the primary and secondary school in Yangzhou.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 55.8% from RMB38.3 million for the fiscal year ended May 31, 2005 to RMB59.6 million (US$7.8 million) for the fiscal year ended May 31, 2006, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2006 Compared to Fiscal Year Ended May 31, 2005—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased by 43.4% from RMB0.3 million for the fiscal year ended May 31, 2005 to RMB0.4 million (US$0.1 million) for the fiscal year ended May 31, 2006, primarily due to the increased marketing expenses in connection with the new grade years offered by the primary and secondary school during the fiscal year ended May 31, 2006.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses decreased by 3.3% from RMB149.0 million for the fiscal year ended May 31, 2005 to RMB144.1 million (US$18.8 million) for the fiscal year ended May 31, 2006, primarily because we implemented a refined accounting process in allocating our operating expense line items in the fiscal year ended May 31, 2006 and some of the personnel and other expenses which were included in our general and administrative expenses in the fiscal year ended May 31, 2005 were included in our selling and marketing expenses, and to a lesser extent, our cost of revenues, in the fiscal year ended May 31, 2006.

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 62.8% from RMB12.3 million for the fiscal year ended May 31, 2005 to RMB20.1 million (US$2.6 million) for the fiscal year ended May 31, 2006, primarily due to an increase in the total compensation and benefits to our administrative staff of the primary and secondary school as a result of the increased headcount and an increase of depreciation and amortization expenses as we completed the construction of the buildings used for general and administrative functions of the primary and secondary school in the fiscal year ended May 31, 2006.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policy involves the most significant judgments and estimates used in the preparation of our financial statements.

Share-based Compensation

Prior to January 2006, we did not issue any share options to our employees, directors and consultants. In January 2006, we adopted the 2006 Share Incentive Plan under which we have granted a total of 12,766,000 share options. Accordingly, we recorded share-based compensation based on the SFAS 123(R) grant date fair value requirements.

We estimated the fair value of share options granted using the Black-Scholes option pricing formula and a single option award approach. The fair value was then amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, estimated forfeitures and the price volatility of the underlying stock. Changes in the subjective input assumptions may materially affect the fair value estimate. In management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the share options.

Impairment of Long-Lived Assets

We review the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset, is recognized.

Tax Contingency

We have evaluated the available evidence about (a) asserted and unsettled income tax contingencies and (b) unasserted income tax contingencies caused by uncertain income tax positions taken in our current tax treatments or our income tax returns filed with the Internal Revenue Service in the United States of America, state and local tax authorities in the PRC and foreign tax authorities. The liability recorded in the consolidated financial statements for these income tax contingencies represents management’s estimate of the amount that is probable and estimable of being payable, if successfully challenged by such tax authorities, under the provisions of FASB Statement No. 5, Accounting for Contingencies. Other than the tax contingencies as recorded, no accrual or disclosure at the respective balance sheet dates for other tax contingencies is considered necessary because the likelihood of an unfavorable outcome, if challenged by such authorities, is estimated to be remote under the provision of FASB Statement No. 5.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities, which consisted of our private placement of preferred shares to investors, bank borrowings, our initial public offering and our additional public offering. As of May 31, 2007, we had RMB1,563.8 million (US$204 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its subsidiaries are paid to us pursuant to our contractual arrangements with New Oriental China and its subsidiaries for our technical and teaching support, enrollment system development and other services.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 10 new schools in fiscal year 2007, and plan to open additional new schools in 2008 depending on local market conditions of the new markets we plan to enter. We expect to incur capital expenditures ranging from approximately RMB1.0 million to RMB4.0 million per new school depending primarily on the size and geographic location of the school. Other cash needs include the installation of a new enrollment system to timely track course enrollments and other relevant operating data across our school network. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we received from our initial public offering and our additional public offering will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	143,966	202,185	455,586	59,540
Net cash used in investing activities	(298,587)	(117,540)	(83,953)	(10,971)
Net cash (used in) provided by financing activities	264,347	(160,450)	969,383	126,691
Effect of foreign exchange rate changes		(81)	(39,051)	(5,104)

Net change in cash and cash equivalents	109,726	(75,886)	1,301,965	170,156
Cash and cash equivalents at beginning of period	228,014	337,740	261,854	34,222

Cash and cash equivalents at end of the period	337,740	261,854	1,563,819	204,378

We have financed our operating activities and our growth primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations beyond the next twelve months with operating cash flow, existing cash balances and the net proceeds from our initial public offering and our additional public offering.

Net cash provided by operating activities amounted to RMB 455.6 million (US$58 million) in the fiscal year ended May 31, 2007 as compared to RMB202.2 million in the fiscal year ended May 31, 2006 and RMB144.0 million in the fiscal year ended May 31, 2005. Net cash provided by operating activities in the fiscal year ended May 31, 2007 was primarily attributable to the following factors: (i) net income of RMB226.7 million (US$29.6 million), (ii) an add-back of non-cash items, such as RMB53.4 million (US$7 million) in depreciation and amortization and RMB36.8 million (US$4.8 million) in share-based compensation expense and (iii) an increase in deferred revenues in the amount of RMB86.2 million (US$11.3 million) due to the increased amount of course fees received during the period, and (iv) an increase in accrued expenses and other current liabilities in the amount of RMB67.0 million (US$8.8 million), such as payroll payable. Net cash provided by operating activities in the fiscal year ended May 31, 2006 was primarily attributable to the following factors (i) net income of RMB49.4 million (US$6.5 million), (ii) an add-back of non-cash items, such as RMB41.3 million (US$5.4 million) in depreciation and amortization and RMB64.5 million (US$8.4 million) in share-based compensation expense, and (iii) an increase in deferred revenues in the amount of RMB54.9 million (US$7.2 million) due to the increased amount of course fees received during the period. We had cash provided by operating activities in the amount of RMB144.0 million in the fiscal year ended May 31, 2005, primarily as a result of the following factors: (i) net income of RMB142.0 million, (ii) an add-back of non-cash items including RMB23.9 million in depreciation and amortization, and (iii) an increase in deferred revenues in the amount of RMB19.0 million due to the increased amount of course fees received during the period, offset in part by an RMB26.9 million increase in prepaid expenses and other current assets, such as prepaid rent, and an RMB22.4 million increase in net accounts receivables.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools, which we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools and equipment used in our operations and our investment in term deposits.

Net cash used in investing activities amounted to RMB 84.0 million (US$11.0 million) in the fiscal year ended May 31, 2007 as compared to RMB117.5 million in the fiscal year ended May 31, 2006 and RMB298.6 million in the fiscal year ended May 31, 2005. Net cash used in investing activities in the fiscal year ended May 31, 2007 was primarily attributable to the following factors: term deposit in the amount of RMB23.0 million (US$3.0 million) and the purchase of plant and equipment in the amount of RMB62.2 million (US$8.1 million) in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2006 primarily related to our purchase of property, plant and equipment in the amount of RMB94.3 million (US$12.3 million) in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2005 primarily related to our purchase of property, plant and equipment in the amount of RMB345.0 million in connection with the construction of the primary and secondary school in Yangzhou and the premises for our new headquarter in Beijing.

Financing Activities

Our financing activities consist of issuance and sale of Series A convertible preferred shares to investors, and bank borrowings, and our public offerings. Net cash provided by financing activities amounted to RMB 969.4 million (US$126.7 million) in the fiscal year ended May 31, 2007 as compared to net cash used in financing activities of RMB160.5 million in the fiscal year ended May 31, 2006 and net cash used in financing activities of RMB264.3 million in the fiscal year ended May 31, 2005. Net cash provided by financing activities in the fiscal year ended May 31, 2007 was primarily attributable to our proceeds from our initial public offering in the amount of RMB946 million (US$123.6 million). Net cash used in financing activities in the fiscal year ended May 31, 2006 was primarily attributable to our repayment of short-term and long-term debt in the amount of RMB145.9 million (US$18.6 million), our payment of dividend in the amount of RMB64.7 million (US$8.5 million) to our shareholders, partially offset by the RMB40.0 million (US$5.2 million) proceeds from short-term borrowings. Net cash provided by financing activities in the fiscal year ended May 31, 2005 was primarily attributable to (i) the proceeds from our issuance and sale of preferred shares in the amount of RMB182.9 million and (ii) the RMB164.4 million long-term debt we incurred primarily to finance the acquisition of the premises for our new headquarter building in Beijing and the buildings for our schools in Xi’an and Tianjin, as well as the construction of the Yangzhou school. This was offset in part by the dividend we paid to our shareholders in a total amount of RMB65.5 million and repayment of short-term debt in the amount of RMB70.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures were RMB382.5 million, RMB120.8 million and RMB102.7million (US$13.4million) in the fiscal years ended May 31, 2005, 2006 and 2007, respectively. Our operating results in the years ended May 31, 2005 and 2006 have been affected by capital expenditures relating to our acquisition of land use rights and the premises to build our new headquarter in Beijing and new schools and learning centers in Beijing, Xi’an, Tianjin and Yangzhou. The rapid expansion of our network of schools, learning centers and bookstores has also required significant investment. We incurred capital expenditures in the amount of RMB102.7 million (US$13.4 million) in the fiscal year ending May 31, 2007 in connection with our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

C. Research and Development, Patents and Licenses, Etc.

Technology

Our technology platform is designed to provide systems that help distinguish us in the marketplace, operate cost-effectively and accommodate future growth. We currently use a combination of commercially available and custom developed software and hardware systems. Our technology platform is a combination of e-learning platforms, alumni platforms, content management systems, exam platforms, e-business promotion platforms and bookstore platforms, live Internet classrooms, as well as licensed speech recognition platforms. Our investment in system infrastructure has several key benefits: simplification of the storage and processing of large amounts of data, facilitation of the deployment and operation of large-scale programs and services and automation of much of the administration of our business. It also provides us with the ability to scale both capacity and functionality and build large clusters seamlessly.

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key web and business systems to enable us to respond quickly to potential problems. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our clients can access our services at any time. Our web sites are hosted at third party facilities in Beijing. This facility provides redundant utility systems, a backup electric generator and 24-hour a day server support. All servers have redundant power supplies and file systems to maximize system and data availability. We regularly back up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures.

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors, and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. and “New Oriental” are registered trademarks in China and have been recognized as the “well-known” trademarks in a civil action adjudicated in China. We have also registered additional trademarks and logos, including “Pop Kids” and “Elite English” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.neworiental.org, english.neworiental.org, www.tol24.com, and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.xdf.cn, www.neworiental-k12.org and www.gznos.org.

In order to develop, improve, market and deliver new programs and services, we are required to obtain licenses from others from time to time. For example, we currently have arrangements with international education content providers and publishers such as Pearson Education, The McGraw-Hill Companies and Cambridge University Press or their respective authorized local publishers, to develop and distribute localized versions of specified books in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.

We cannot be sure that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

In addition, competitors, content providers, publishers and others may claim that we have infringed their intellectual property rights. Defending any such lawsuit, whether with or without merit, could be time-consuming, result in costly litigation or prevent us from offering our programs and services, which could harm our business. If a lawsuit against us is successful, we may lose the rights to use our products or be required to modify them, or we may have to pay financial damages.

We have adopted guidelines, procedures and safeguards designed to educate our employees and contractors regarding the importance of respecting the intellectual property rights of third parties, and detect and prevent any conduct or activities by our employees or contractors that infringe or have the potential to infringe upon such third-party rights. The guidelines specify certain key principles and policies that we require all of our employees and contractors to uphold as a fundamental condition of their employment. We also require our managerial employees, teachers, sales and marketing personnel as well as content development staff to attend periodic intellectual property training sessions that are tailored to their specific roles and tasks within our company. The procedures and safeguards we have implemented to ensure compliance with these principles and policies include the assignment of dedicated staff to monitor and enforce compliance with these intellectual property guidelines, including in particular our content control group, which reviews the content of our course materials to ensure that no infringing materials are used in our classrooms. We have also made efforts to ensure that our marketing materials are reviewed and approved by appropriate management before being distributed to the public. In addition, we have retained our outside counsel to conduct periodic training sessions for our managerial and other employees. We believe these guidelines, procedures and safeguards will further improve our ability to avoid infringing or potentially infringing activities, minimize our exposure to third party claims and protect our reputation as a company that respects the intellectual property rights of third parties.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from June 1, 2005 to May 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

Other than operating lease obligations set forth in the table below in “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations”, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2007:

	Payment due by May 31,
(in thousands of RMB)	Total	2008	2009	2010	2011	2012	Thereafter
Operating Lease Obligations	322,835	99,236	74,397	60,985	38,514	22,938	26,765
Purchase and leasehold improvements Obligations	1,767	1,767	—	—	—	—	—

	324,602	101,003	74,397	60,985	38,514	22,938	26,765

G. Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand program, service and product offerings;

•	competition in the language training, test preparation, primary and secondary education, educational content, software and other technology development and online education markets;

•	risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•	the expected increase in expenditures on education in China; and

•	PRC laws, regulations and policies relating to private education and providers of private educational services.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This annual report also contains third-party data relating to the education market in China that includes projections based on a number of assumptions. The education market may not grow at the rates projected by market data, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	45	Chairman and Chief Executive Officer
Louis T. Hsieh	43	Director and Chief Financial Officer
Chenggang Zhou	45	Executive Vice President
Xiangdong Chen	36	Senior Vice President
Robin Yanhong Li	38	Independent Director
Denny Lee	39	Independent Director
John Zhuang Yang	53	Independent Director

Mr. Michael Minhong Yu is the founder of our company and has served as the chairman of our board and our chief executive officer since 2001. He also serves as vice chairman of the Beijing Young Entrepreneurs Association and vice chairman of the Committee of Education of the Central Committee of the China Democratic League. Prior to founding our first school in 1993, Mr. Yu was an English instructor at Peking University from 1985 and 1991. Mr. Yu received his bachelor’s degree in English from Peking University.

Mr. Louis T. Hsieh has served as our chief financial officer since December 2005, and director since March 2007. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from April 2004 to December 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000 Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh also serves as an independent director of LDK Solar (NYSE: LDK), Perfect World Co. Ltd. (NASDAQ: PWRD) and China Digital TV Holding Co., Ltd. (NYSE: STV). Mr. Hsieh holds a bachelor’s degree in Industrial Engineering and Engineering Management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Mr. Chenggang Zhou has served as our executive vice president since December 2006. Mr. Zhou joined us in 2000. From 2000 to 2003, he was the president of Shanghai New Oriental School. Mr. Zhou became our vice president in 2003 and has been the president of Beijing New Oriental School since 2003. From 1998 to 2000, Mr. Zhou was a correspondent for the Asia Pacific region and a program host at BBC. Mr. Zhou received his bachelor’s degree in English from Suzhou University in China and his master’s degree in Communications from Macquarie University, Australia.

Mr. Xiangdong Chen has served as our senior vice president since January 2006. Mr. Chen joined us in 1999. He was promoted to be the executive assistant to our chief executive officer in 2001. From 2002 to September 2003, he was the president of Wuhan New Oriental School. Mr. Chen became our vice president in September 2003 and has been in charge of a number of departments at our head office, including short-term training system, human resources, marketing and public relationship and business development. Mr. Chen received his master’s degree in Economics and Ph.D. degree in Economics from Renmin University of China. Mr. Chen attended the executive management program at the Harvard Business School in 2005.

Mr. Robin Yanhong Li has served as our independent director since September 6, 2006. Mr. Li is a co-founder of Baidu.com, Inc., the leading Chinese language Internet search provider listed on the Nasdaq Global Market. Mr. Li has served as the chairman of the board of directors of Baidu.com since its inception in January 2000 and as its chief executive officer since January 2004. He served as the president of Baidu.com from February 2000 to December 2003. Prior to founding Baidu.com, Mr. Li worked as an engineer at Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li received a bachelor’s degree in Information Science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of Netease.com, Inc., a leading interactive online and wireless community in China and a major provider of Chinese language content and services listed on the Nasdaq Global Market, since April 2002. Previously, Mr. Lee was the chief financial officer of Netease.com until June 2007 and the financial controller of Netease.com from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of senior manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in Accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. John Zhuang Yang has served as our independent director since September 3, 2007. Dr. Yang is currently the International Dean of the Beijing International M.B.A. Program at Beijing University. He also serves as an Adjunct Professor of Management at the China Center for Economic Research at Beijing University and Associate Dean and Associate Professor of Management at Fordham University. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Beijing University.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, such as a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure, death, or physical or mental incapacitation. We may also terminate an executive officer’s employment without cause. In such case we are required to provide severance compensations as expressly required by applicable law. On the other hand, an executive officer may terminate his employment with us at any time with a one-month prior notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. An executive officer may also resign prior to the expiry of the term of his or her employment agreement if our board approves his or her resignation or agrees to an alternative arrangement with such executive officer.

Each senior executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secretes of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and one year following the termination or expiry of such employment agreement. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B. Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2007, we paid an aggregate of approximately RMB12.0 million (US$1.6 million) in cash to our senior executive officers, and we paid an aggregate of RMB0.3 million (US$40,000) to our non-executive directors.

Share Incentives

Historical Issuance of Restricted Shares

From January 2003 to May 2006, New Oriental China granted a total of 9,000,000 restricted shares to certain employees, directors, consultants and other individuals. All of these individuals appointed Beijing Beizhi Culture and Education Co., Ltd., or Beijing Beizhi, a PRC company, as a nominee to hold these restricted shares on their behalf. In December 2004, we underwent corporate restructuring, pursuant to which these individuals agreed to receive an identical proportional interest in our company as the proportional interest that Beijing Beizhi held for them in New Oriental China. These individuals, other than those who transferred their shares to their respective overseas holding companies, caused Capital River Group Limited, or Capital River, a British Virgin Islands company, to hold in trust the common shares of our company they received as a result of the restructuring. All of the common shares held by Capital River were restricted shares, subject to transfer restrictions and without the right to vote. Upon the completion of our additional public offering in February 2007, the trust arrangement automatically terminated and each individual became a direct holder of his or her shares.

2006 Share Incentive Plan

On January 20, 2006, we adopted a 2006 Share Incentive Plan, or the 2006 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 8,000,000 shares, plus (i) 5,000,000 shares to be added on January 1, 2007, (ii) 5,000,000 shares to be added on January 1, 2008 and (iii) an annual increase on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of the number of shares outstanding as of such date, and (z) a lesser number of shares determined by the administrator of the 2006 Plan. In the event that the aggregate number of shares which may be issued pursuant to all the awards granted by us in any given year has reached the maximum amount allowed in such year, we may, during such year, grant additional awards to entitle the recipients thereto to acquire up to 2,000,000 shares, or the extra shares, provided that the maximum aggregate number of shares which may be issued pursuant to all awards for the following year will be reduced by the number of the extra shares underlying the awards granted in the previous year.

The following table summarizes, as of the date of this annual report, the share options granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Options Granted	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Louis T. Hsieh	*	US$	2.02	2/28/06	2/28/16
	*	US$	2.38	7/21/06	7/21/16
	*	US$	3.75	9/7/06	9/7/16
	*	US$	8.75	3/5/07	3/5/17
Chenggang Zhou	*	US$	2.02	2/28/06	2/28/16
	*	US$	8.75	3/5/07	3/5/17
Xiangdong Chen	*	US$	2.02	2/28/06	2/28/16
	*	US$	8.75	3/5/07	3/5/17
Other individuals as a group	4,979,500	US$	2.02	2/28/06	2/28/16
	1,020,000	US$	2.38	7/21/06	7/21/16
	2,906,500	US$	8.75	3/5/07	3/5/17

*	Less than 1% of our total outstanding voting securities.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

•	share appreciation rights, which entitle the grantee the right to common shares or cash compensation measured by the appreciation in the value of common shares;

•	dividend equivalent rights, which entitle the grantee to compensation measured by dividends paid with respect to common shares;

•	restricted shares, which are common shares issued to the grantee that are subject to transfer restrictions, right of first refusal, repurchase, forfeiture, and other terms and conditions as established by our plan administrator; and restricted share units, which may be earned upon the passage of time or the attainment of performance criteria and which may be settled for cash, common shares or other securities, or a combination of cash, common shares or other securities as established by our plan administrator.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the 2006 plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted under our 2006 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, the award agreement also specifies whether the option constitutes an incentive share option, or ISO, or a non-qualifying stock option.

Eligibility. We may grant awards to our employees, directors and consultants, including those of our parent companies and subsidiaries. However, we may grant options that are intended to qualify as ISOs only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will terminate and accelerate upon occurrence of certain significant corporate transactions, including amalgamations, consolidations, liquidations or dissolutions, sales of substantially all or all of the assets, reverse takeovers or acquisitions resulting in a change of control. If the successor entity assumes or replaces our outstanding awards under the 2006 plan, such assumed or replaced awards will become fully vested and immediately exercisable and payable, and be released from repurchase or forfeiture rights immediately upon termination of the grantee’s continuous service to us if such service is terminated by the successor entity without cause within 12 months after the effective date of the corporate transaction. Furthermore, if the successor entity does not assume or replace our outstanding awards, each outstanding award will become fully vested and immediately exercisable and payable, and will be released from any repurchase or forfeiture rights immediately before the effective date of the corporate transaction, as long as the grantee’s continuous service with us has not been terminated before this date.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an ISO to an employee, the exercise price may not be less than 100% of the fair market value of our common shares on the date of the grant, except that if the grantee, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our shares, the exercise price may not be less than 110% of the fair market value of our common shares on the date of that grant. If we grant a non-qualified share option to a grantee, the exercise price may not be less than 100% of the fair market value of our common shares on the date of grant.

The term of each award under our 2006 plan will be specified in an award agreement, but shall not exceed ten years from the earlier to occur of adoption or approval of the plan, unless sooner terminated.

Vesting Schedule. In general, one-sixth of the common shares underlying the option will vest on each six-month anniversary of the vesting commencement date specified in the option award notice. The vesting will be suspended if the grantee’s leave of absence exceeds 90 days and will resume upon the grantee’s return to service to us.

C. Board Practices

Our board of directors currently consists of five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Robin Yanhong Li, Mr. Denny Lee and Dr. John Zhuang Yang. Mr. Lee is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Mr. Robin Yanhong Li, Mr. Denny Lee and Dr. John Zhuang Yang. Mr. Li is the chairman of our compensation committee. All of the members of our compensation committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. John Zhuang Yang, Mr. Robin Yanhong Li and Mr. Denny Lee. Dr. Yang is the chairperson of our nominating and corporate governance committee. All of the members of our nominating and corporate governance committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D. Employees

We had 2,240, 2,559 and 3,176 full time employees and 1,252, 1,488 and 2,155 contract teachers and staff as of May 31, 2005, 2006 and 2007, respectively. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 31, 2007, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	34,200,000	22.89
Louis T. Hsieh	*	*
Chenggang Zhou	*	*
Xiangdong Chen	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	36,205,863	24.04

Principal Shareholders:
Tigerstep Developments Limited(5)	34,200,000	22.89
Investment entities affiliated with Tiger Global Private Investment Partners II, L.P. (6)	7,238,339	4.84

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 149,403,119, being the number of ordinary shares outstanding as of August 31, 2007, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.
(3)	Includes 34,200,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu. Mr. Yu disclaims beneficial ownership of all the shares held by Tigerstep Devlopmetns Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.
(4)	Includes ordinary shares, restricted shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after the date of this annual report held by all of our directors and senior executive officers as a group.
(5)	Tigerstep Developments Limited, a company incorporated in the Brigish Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.
(6)	Includes 7,227,913 common shares held by Tiger Global Private Investment Partners II, L.P. and 10,426 common shares held by Tiger Global II, L.P. The registered address of Tiger Global Private Investment Partners II, L.P. and Tiger Global II, L.P. is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with New Oriental China and Its Subsidiaries and Shareholders

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education outside of China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. Accordingly, our whole owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for the required education licenses and permits in China. In addition, PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine in

China. We conduct our education business in China through contractual arrangements with New Oriental China and its subsidiaries and shareholders. New Oriental China is our consolidated affiliated entity directly owned by our founders and their respective affiliates, as applicable. New Oriental China’s subsidiaries hold the requisite licenses and permits necessary to conduct our education business and operate our schools, learning centers and physical bookstores as well as online education business in China. We have been and are expected to continue to be dependent on New Oriental China and its subsidiaries to operate our education business until we qualify for direct ownership of an education business in China. We have entered into contractual arrangements with New Oriental China and its subsidiaries, pursuant to which we, through our wholly owned subsidiaries in China, provide exclusive teaching support, new enrollment system support and other services to New Oriental China and its subsidiaries in exchange for payments from them. In addition, we have entered into agreements with New Oriental China and each of the shareholders of New Oriental China which provide us with the substantial ability to control New Oriental China and its existing and future subsidiaries. These agreements are summarized in the following paragraphs.

Equity Pledge Agreement. Pursuant to the equity pledge agreements dated as of May 25, 2006 among New Oriental China, the shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder agreed to pledge his or its equity interests of New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of New Oriental China’s or its subsidiaries’ obligations under the relevant principal agreements including certain teaching support agreements, new enrollment system development service agreements, website development and use agreements, and trademark license agreements, and each of them has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on his or its equity interest in New Oriental China without the prior written consent of Beijing Decision.

Exclusive Option Agreement. Pursuant to the exclusive option agreements entered into on various dates, as amended on May 25, 2006, among our company, New Oriental China and the shareholders of New Oriental China, the shareholders of New Oriental China are obligated to sell to us, and we have an exclusive, irrevocable and unconditional right to purchase, or cause our designated party to purchase, from such shareholders, in our sole discretion, part or of all of these shareholders’ equity interests in New Oriental China when and to the extent that applicable PRC law permits us to own part or all of such equity interests in New Oriental China. The purchase price to be paid by us will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

Trademark Transfer Agreement. Pursuant to the trademark transfer agreement dated as of December 12, 2004 between New Oriental China and us, New Oriental China agreed to transfer its trademarks and to us for a consideration of US$50,000 to be paid in five equal annual installments. Following such trademark transfer, we have an exclusive right to own, use, transfer, license, benefit from or otherwise dispose of the foregoing trademark.

Trademark License Agreements. Pursuant to (1) the trademark license agreement dated May 13, 2006 between us as the licensor and New Oriental China as the licensee and (2) the trademark license agreement dated May 13, 2006 between us as the licensor and Beijing Hewstone as the licensee, we have licensed our trademarks to New Oriental China and Beijing Hewstone for their use in China. We have also allowed Hewstone to enter into a sub-license agreement with each subsidiary of New Oriental China and each New Oriental school pursuant to which each of these subsidiaries and schools may use our trademarks in China by paying certain licensing fees. Beijing Hewstone is authorized to collect the licensing fees from each sub-licensee and handle other related matters. The term of each of these license and sublicense agreements is ten years from its signing date.

Website Development and Use Agreements. Pursuant to the website development and use agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools and subsidiaries of New Oriental China, Beijing Decision agreed to provide website development and regular system maintenance services to each of these New Oriental schools and each of these subsidiaries for an annual fee calculated based upon the annual revenues of the school and the subsidiary, respectively, subject to quarterly adjustments. Beijing Decision agreed to design and create a web platform based upon the request of the school and the subsidiary, as the case may be, each of which has the exclusive right to use, benefit from or otherwise dispose of the web platform. Each of these agreements and corresponding supplements has a term of five years from the signing date of the supplement.

Teaching Support Agreements. Pursuant to the teaching support agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools, Beijing Decision agreed to provide exclusive teaching support services to each of these New Oriental schools for an annual fee based on the school’s revenues, subject to quarterly adjustments. The teaching support services include developing a curriculum for the school. Each of these agreements and their corresponding supplements has a term of five years from the signing date of the supplement.

New Enrollment System Development Service Agreements. Pursuant to the new enrollment system development service agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools, Beijing Decision agreed to provide new enrollment system development and regular maintenance services to each of these New Oriental schools for a fee calculated based upon the number of new enrollments each month, subject to quarterly adjustments. The new enrollment system in these agreements refers to the new enrollment system designed and created by Beijing Decision. Each of these agreements and corresponding supplements has a term of five years from the signing of the supplement.

Sale of Educational Software. Since 2005, Beijing Hewstone has been selling various self-developed educational software to various New Oriental Schools, which are in turn included as part of the course materials for students enrolling in relevant courses. The sales are conducted at mutually agreed-upon prices without any written agreement between the parties.

Domain Name Transfer Agreement. Pursuant to the domain name transfer agreement dated as of December 12, 2004 between us and certain New Oriental schools and subsidiaries, these schools and subsidiaries agreed to transfer their domain names (e.g. www.neworiental.org) to us for a nominal consideration. Following such transfer, we have an exclusive right to own, use, transfer, license, benefit from or otherwise dispose of the foregoing domain name.

Building Lease. Pursuant to the building lease dated as of July 1, 2005 between the Beijing Judgment and Tianjin New Oriental School, Beijing Judgment agreed to lease its building located in Nankai District, Tianjin to Tianjin New Oriental School for the school’s use in carrying out its language training and teaching business. The total annual rent paid by Tianjin New Oriental School to Beijing Judgment is approximately RMB1.8 million (US$0.2 million). The term of this lease is five years from the date thereof.

Private Placement

In December 2004, we issued an aggregate of 11,111,111 preferred shares to the entities affiliated with Tiger Global in a private placement at a price per share equal to US$2.025 per share for an aggregate purchase price of approximately US$22.5 million. The price per share was determined through our arm’s-length transaction with Tiger Global. Holders of our preferred shares are entitled to vote on an “as converted” basis together with the holders of common shares. Each preferred share automatically converted into one common share upon completion of our initial public offering in September 2006.

In connection with our issuance and sale of preferred shares in December 2004, we entered into an investors’ rights agreement, right of first refusal and co-sale agreement and voting agreement with Tiger Global and the holders of our common shares. The investors’ rights agreement was amended and restated in May 2005.

Investors’ Rights Agreement. We have granted Tiger Global and certain holders of our common shares customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. Holders of our common shares with registration rights include Tigerstep, a company owned by a relative of our chairman and chief executive officer, and Podium International Group, Peak Idea International Limited, Easebright International Limited and Fame Gain Investments Limited, each of which is affiliated with one of our former directors. A total of 99,704,285 common shares of our company are covered by registration rights.

Transactions with Certain Related Parties

In December 2004, we entered into a share transfer agreement with our then director Mr. Yongqiang Qian to transfer our 56.2% equity interest in Liandong Weiye, a former subsidiary of New Oriental China engaging primarily in the wireless application protocol business, to Mr. Qian for RMB 5.1 million (US$0.6 million) in cash. This transfer was effected in order for us to focus our core business of educational services. The disposal was completed in March 2005, when control of Liandong Weiye was passed to Mr. Qian.

Beijing Century Friendship Education Investment Co., Ltd., or Beijing Century, a corporation controlled by our Chairman and Chief Executive Officer Mr. Michael Minhong Yu, made loans to us in the past in an aggregate amount of RMB10.0 million (US$1.3 million) in 2004 and RMB785,000 (US$102,593) in 2005. The loans were used to fund the establishment of a new school and our operational cash needs. The loans were unsecured, non-interest bearing and payable on demand. We repaid all the loans in full by May 31, 2006.

During our fiscal year 2006, the Taixing School leased an office space from one of its minority shareholders who waived our rent fees for the entire 20-year term of the lease. We recognize rent expenses based on the fair value of the rental fees we would have incurred if we had leased the property from an unrelated third party, and we recorded the rent expense against additional paid-in capital.

Employment Agreements

See “Item 6. Directors, Senior Management and Employee—A. Directors and Senior Management” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employee—B. Compensation of Directors and Executive Officers” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business or financial condition.

We have been subject to copyright, trademark and trade name infringement claims and legal proceedings in the past which related to, among other things, infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs, and we may be subject to similar claims and legal proceedings from time to time in the future. See “Risk Factors—Risks Related to Our Business—Third parties have in the past brought intellectual property infringement claims against us based on the content of the books and other teaching or marketing materials that we or our teachers authored and/or distributed and may bring similar claims against us in the future.”

Dividend Policy

We declared an annual dividend of RMB0.05, RMB0.27 and RMB0.65 per share, respectively, to holders of our common shares in our fiscal years 2003, 2004 and 2005. We declared an annual dividend of RMB0.59 per share to holders of our common shares and preferred shares in our fiscal year 2006. We have no present plan to declare any dividends on our shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting, license and other fees paid to us by New Oriental China and its subsidiaries. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves may not be distributed as cash dividends. Further, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Moreover, New Oriental China owns many private schools in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any.

Our board of directors has complete discretion regarding whether to declare and distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing four of our common shares, have been listed on the NYSE since September 7, 2006. Our ADSs trade under the symbol “EDU.” For the period from September 7, 2006 to November 9, 2007 the trading price of our ADSs on the NYSE has ranged from US$20.80 to US$92.15 per ADS. The following table provides the high and low trading prices for our ADSs on the NYSE for each of the months since our initial public offering.

	Trading Price
	High	Low
	US$	US$
Monthly Highs and Lows
2006 (from September 7)

September (from September 7)	28.31	20.80
October	28.40	23.10
November	35.60	24.88
December	37.96	32.00
2007
January	39.62	32.80
February	44.80	34.19
March	43.85	34.60
April	49.46	40.00
May	50.20	42.70
June	54.60	44.38
July	59.67	45.15
August	56.41	42.89
September	66.64	52.53
October	92.15	61.56
November (through November 9)	88.25	71.01

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Securities and Exchange Commission on August 22, 2006.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E. Taxation

The following discussion of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion applies only to investors that hold the ADSs or common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons holding ADSs or common shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as consideration.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR COMMON SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or common shares and you are, for U.S. federal income tax purposes,

•	a citizen or individual resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Distributions on the ADSs or Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or common shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of common shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the United States and the PRC (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NYSE (but not our common shares) will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or common shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own advisors regarding the creditability of any PRC tax.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized (in U.S. dollars) for the ADS or common share and your tax basis (in U.S. dollars) in the ADS or common share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, including an individual, who has held the ADS or common share for more than one year, you will be eligible for reduced capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, and provided that a U.S. Holder is eligible for the benefits of the income tax treaty between the United States and the PRC, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the U.S. Holder may elect to treat the gain as PRC source income. U.S. Holders should consult their own advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Although it is not clear how the contractual arrangements between us and our variable interest entities will be treated for purpose of the passive foreign investment company, or PFIC, rules, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ending May 31, 2007. Our PFIC status for our current taxable year ending May 31, 2008 will not be determinable until the close of such taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”); or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “assets test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, fluctuations in the market price of our ADSs and common shares may result in us becoming a passive foreign investment company. If we are a PFIC for any year during which you hold ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or common shares. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their own advisors regarding the application of the PFIC rules to any of our subsidiaries

If we are a PFIC for any taxable year during which you hold ADSs or common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or common shares cannot be treated as capital, even if you hold the ADSs or common shares as capital assets.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of your taxable year over your adjusted basis in such ADSs or common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss realized on the actual sale or disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. Your basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs are listed on the NYSE, which is a qualified exchange for these purposes. Consequently, if you are a holder of ADSs and the ADSs are regularly traded on the NYSE, the mark-to-market election would be available to you were we to become a PFIC.

If you hold ADSs or common shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or common shares and any gain realized on the disposition of the ADSs or common shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or common shares and proceeds from the sale, exchange or redemption of ADSs or common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC registration statements on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 7.6% appreciation of the RMB against the U.S. dollar by May 31, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we received from our additional public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of US$1 million as of May 31, 2007 into RMB at the exchange rate of US$1.00 for RMB7.7 as of May 31, 2007, this cash balance would have been RMB7.7million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB7.62 million as of May 31, 2007. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating whether the adoption of SFAS No. 157 will have a material effect on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS No. 159 will have a material effect on our consolidated results of operations and financial position.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-03”). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded form revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. We are currently evaluating whether the adoption of EITF 06-03 will have a material effect on our consolidated financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of implementing FIN 48 and have not yet determined the effect, if any, on our consolidated financial statements as a result of adopting FIN 48.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Internal Control over Financial Reporting

During the audits of our consolidated financial statements for the fiscal years ended May 31, 2004 and 2005, our independent registered public accounting firm identified a number of control deficiencies, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 2. The control deficiencies identified by our independent registered public accounting firm include: (i) the lack of sufficient financial reporting and accounting personnel to fulfill the post-offering U.S. GAAP reporting requirements; (ii) the lack of a centralized comprehensive accounting policies and procedures manual prepared in accordance with U.S. GAAP to guide the day-to-day operations of accounting and finance personnel; and (iii) the lack of systematic monthly closing procedures.

We have taken measures and plan to continue to take measures to remediate these deficiencies as soon as practicable. We have implemented the following measures to remediate the deficiencies: (i) hiring and training of qualified financial reporting and accounting personnel with experience in U.S. GAAP reporting; (ii) developing a comprehensive accounting policies and procedures manual to guide the day-to-day operations of accounting and finance personnel; (iii) establishing a new computerized enrollment system to timely track course enrollment and other relevant operating data across our school network; and (iv) strengthening our internal audit team to monitor the implementation of our policies and procedures. In addition, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We have engaged an external consultant to assist us in evaluating, designing, implementing and testing our internal controls over financial reporting intended to comply with the requirements of Section 404.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or in attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Denny Lee, one of our independent directors and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-136825).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended May 31,
	2005	2006	2007
Audit fees(1)	—	3,127	10,732
Audit-related fees(2)	—	—	—
Tax fees(3)	260	288	490

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2006.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the Commission on August 22, 2006)

8.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Tian Yuan Law Firm

23.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By	/s/ Michael Minhong Yu
Name:	Michael Minhong Yu
Title:	Chairman and Chief Executive Officer

Date: November 13, 2007

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of May 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2007, and the related financial schedule included in Schedule 1. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2006 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

November 13, 2007

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of May 31,
	2006	2007	2007
	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents	261,854	1,563,819	204,378
Restricted cash	3,000	3,057	400
Term deposits	—	23,000	3,006
Accounts receivable, net of allowance of RMB nil and RMB333 for 2006 and 2007, respectively	3,035	4,109	537
Inventory	36,418	49,028	6,408
Prepaid expenses and other current assets, net of allowance of RMB nil and RMB887 for 2006 and 2007, respectively	35,655	47,149	6,162

Total current assets	339,962	1,690,162	220,891
Property and equipment, net	706,565	693,045	90,575
Land use rights, net	25,456	24,903	3,255
Deposit for acquisition of property and equipment	1,175	—	—
Amounts due from related parties	8,527	244	32
Deferred tax assets	5,163	8,345	1,091
Long term prepaid rent	1,077	—	—
Trademark	1,637	1,637	214
Long term investment	—	15	2

Total assets	1,089,562	2,418,351	316,060

LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS’ EQUITY

Current liabilities
Short term borrowings	35,000	—	—
Accounts payable-trade	36,183	43,282	5,657
Accrued expenses and other current liabilities	91,596	137,455	17,965
Dividends payable	772	—	—
Income taxes payable	9,151	15,343	2,005
Current portion of long-term debt	47,603	—	—
Amounts due to related parties	389	97	13
Deferred revenue	244,524	330,763	43,228

Total current liabilities	465,218	526,940	68,868
Long-term debt, less current portion	102,638	—	—

Total liabilities	567,856	526,940	68,868

Minority interest	200	1,818	238

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of May 31,
	2006	2007	2007
	RMB	RMB	US$
Commitments (Note 19)

Shareholders’ equity
Series A convertible preferred shares (RMB 0.08 (US$0.01) par value; 11,111,111 shares authorized, 11,111,111, nil and nil shares issued and outstanding in 2005, 2006 and 2007, respectively)	920	—	—
Common shares (RMB 0.08 (US$0.01) par value; 150,000,000 and 300,000,000 shares authorized as of May 31, 2006 and 2007, respectively; 150,000,000 and 152,004,707 shares issued and outstanding as of May 31, 2006 and 2007, respectively)	8,277	12,207	1,595
Additional paid-in capital	335,045	1,512,423	197,661
Statutory reserves	56,110	56,882	7,434
Retained earnings	121,235	347,191	45,375
Accumulated other comprehensive loss	(81)	(39,110)	(5,111)

Total shareholders’ equity	521,506	1,889,593	246,954

Total liabilities, minority interest and shareholders’ equity	1,089,562	2,418,351	316,060

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended May 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
NET REVENUES
Educational programs and services	606,812	721,497	972,991	127,162
Books and others	36,458	48,762	71,028	9,283

Total net revenues	643,270	770,259	1,044,019	136,445

Operating costs and expenses
Cost of revenues	(273,690)	(320,895)	(422,664)	(55,239)
Selling and marketing	(50,716)	(82,121)	(128,008)	(16,730)
General and administrative	(207,767)	(303,084)	(285,732)	(37,343)

Total operating costs and expenses	(532,173)	(706,100)	(836,404)	(109,312)

OPERATING INCOME	111,097	64,159	207,615	27,133

OTHER INCOME (EXPENSE)
Interest income	3,652	2,332	36,870	4,819
Interest expense	(6,338)	(9,837)	(3,313)	(433)
Miscellaneous income (expense)	782	136	(814)	(106)
Foreign exchange loss	—	(3,065)	(116)	(15)

Income from continuing operations before provisions for income taxes and minority interest	109,193	53,725	240,242	31,398

Provision for income taxes:
Current	(7,772)	(16,173)	(17,694)	(2,312)
Deferred	1,928	2,250	3,182	415

Provision for income taxes	(5,844)	(13,923)	(14,512)	(1,897)

Minority interest, net of taxes	(97)	(12)	998	130

Income from continuing operations	103,252	39,790	226,728	29,631

Discontinued operations (Note 3):
Income from discontinued operations, net of taxes of RMB5,361, RMB1,693 and RMBnil for 2005, 2006 and 2007, respectively	41,155	9,595	—	—
Minority interest of discontinued operations, net of taxes	(2,433)	—	—	—

Income from discontinued operations	38,722	9,595	—	—

NET INCOME	141,974	49,385	226,728	29,631
Non-pro-rata distribution (Note 3)	—	(25,526)	—	—

Net income available for future distribution	141,974	23,859	226,728	29,631

Net income per share - basic (Note 15)
Non-pro-rata distribution	—	0.26	—	—

Net income available for future distribution	1.42	0.24	1.69	0.22

Net income per share - diluted (Note 15)
Non-pro-rata distribution	—	0.23	—	—

Net income available for future distribution	1.35	0.21	1.60	0.21

Weighted average shares used in calculating basic net income per share	100,000,000	100,000,000	134,218,191	134,218,191

Weighted average shares used in calculating diluted net income per share	104,840,183	111,111,111	142,093,794	142,093,794

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands, except share and per share data)

	Years ended May 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash dividends	65,480	65,498	—	—

Cash dividends per as-converted common shares	0.62	0.59	—	—

Share-based compensation expense included in:
Cost of revenues	—	392	2,452	320
Selling and marketing	—	1,410	828	108
General and administrative	—	62,655	33,527	4,382

Total	—	64,457	36,807	4,810

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Series A convertible preferred shares			Common shares					Additional paid-in capital RMB		Statutory reserves RMB		Retained earnings RMB		Accumulated other comprehensive loss RMB		Total shareholders’ equity RMB		Comprehensive income RMB
	Shares	RMB		Unrestricted shares	RMB		Restricted shares	RMB
Balance at June 1, 2004	—		—	91,000,000		—	9,000,000	—		81,390		16,198		126,292		—		223,880
Issuance of common shares to incorporate
New Oriental Education & Technology Group Inc.	—		—	—		8,277	—	—		(7,449)		—		—		—		828
Issuance of Series A convertible preferred shares	11,111,111		920	—		—	—	—		182,004		—		—		—		182,924
Release of restricted shares to unrestricted shares	—		—	1,324,778		—	(1,324,778)	—		—		—		—		—		—
Transfer to statutory reserves	—		—	—		—	—	—		—		22,501		(22,501)		—		—
Dividends	—		—	—		—	—	—		—		—		(65,480)		—		(65,480)
Net income	—		—	—		—	—	—		—		—		141,974		—		141,974		141,974

Balance at May 31, 2005	11,111,111		920	92,324,778		8,277	7,675,222	—		255,945		38,699		180,285		—		484,126		141,974

Issuance of restricted shares to employees	—		—	—		—	—	—		72,976		—		—		—		72,976
Share-based compensation expense for employee share options	—		—	—		—	—	—		6,124		—						6,124		—
Transfer to statutory reserves	—		—	—		—	—	—		—		17,411		(17,411)		—		—
Dividends	—		—	—		—	—	—		—		—		(65,498)		—		(65,498)
Non-pro-rata distribution	—		—	—		—	—	—		—		—		(25,526)		—		(25,526)
Net income	—		—	—		—	—	—		—		—		49,385		—		49,385		49,385
Foreign currency translation adjustment	—		—	—		—	—	—		—		—		—		(81)		(81)		(81)

Balance at May 31, 2006	11,111,111		920	92,324,778		8,277	7,675,222	—		335,045		56,110		121,235		(81)		521,506		49,304

Conversion of preferred shares upon the initial public offering (“IPO”)	(11,111,111)		(920)	11,111,111		920	—	—		—		—		—		—		—
Issuance of common shares upon IPO	—		—	34,500,000		2,743	—	—		941,014		—		—		—		943,757
Release of restricted shares to unrestricted shares	—		—	7,675,222		—	(7,675,222)	—		—		—		—		—		—
Issuance of common shares upon the follow-on public offering				2,393,596		186	—	—		180,971		—		—		—		181,157
Common shares converted to ADS shares for future exercises of share options (note 1)	—		—	4,000,000		—	—	—		—		—		—		—		—
Issuance of ADS shares for the exercises of employee share options(note 1)	—		—	—		81	—	—		17,902		—		—		—		17,983
Share-based compensation expense for employee share options	—		—	—		—	—	—		36,807		—		—		—		36,807
Waived rental expense by a minority shareholder	—		—	—		—	—	—		684		—		—		—		684
Transfer to statutory reserves	—		—	—		—	—	—		—		772		(772)		—		—
Net income	—		—	—		—	—	—		—		—		226,728		—		226,728		226,728
Foreign currency translation adjustment	—		—	—		—	—	—		—		—		—		(39,029)		(39,029)		(39,029)

Balance at May 31, 2007	—		—	152,004,707		12,207	—	—		1,512,423		56,882		347,191		(39,110)		1,889,593		187,699

		US$	—		US$	1,595			US$	197,661	US$	7,434	US$	45,375	US$	(5,111)	US$	246,954	US$	24,531

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	141,974	49,385	226,728	29,631
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment	23,857	41,266	53,406	6,980
Amortization of land use rights	554	554	553	72
Loss on disposal of property and equipment	275	183	653	85
Share-based compensation expense	—	64,457	36,807	4,810
Bad debt provision	—	—	1,220	159
Waived rental expense by a minority shareholder	—	—	1,340	175
Minority interest in continuing operations	97	12	(998)	(130)
Minority interest in discontinued operations	2,433	—	—	—
Deferred income taxes	(1,928)	(2,250)	(3,182)	(416)
Changes in operating assets and liabilities
Accounts receivables	(22,441)	6,399	(1,407)	(184)
Inventory	998	(10,513)	(12,610)	(1,648)
Prepaid expenses and other current assets	(26,894)	(6,913)	(14,528)	(1,899)
Accounts payable-trade	4,025	11,495	7,099	928
Accrued expenses and other current liabilities	(3,091)	(14,347)	66,996	8,756
Income taxes payable	4,848	7,199	6,193	809
Deferred revenue	19,021	54,893	86,239	11,271
Amounts due to related parties	—	126	—	—
Long term prepaid rent	238	239	1,077	141

Net cash provided by operating activities	143,966	202,185	455,586	59,540

Cash flows from investing activities
Restricted cash	8,116	721	(57)	(7)
Term deposits	23,500	—	(23,000)	(3,006)
Purchase of trademark	—	(1,637)	—	—
Purchase of property and equipment	(345,029)	(94,263)	(62,218)	(8,131)
Proceeds from disposal of property and equipment	1,457	814	1,094	143
Amounts due from related parties	(5,708)	(3,003)	228	30
Proceeds from a disposal of discontinued operations, net of cash disposed	(5,729)	(18,128)	—	—
Dividend received	24,806	—	—	—
Acquisition of nominee owners equity interests (Note 1)	—	(2,044)	—	—

Net cash used in investing activities	(298,587)	(117,540)	(83,953)	(10,971)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from issuance of common shares	828	—	—	—
Proceeds from issuance of Series A Convertible Preferred Shares (net of issuance costs of RMB3,294)	182,924	—	—	—
Proceeds from short-term borrowings	65,000	40,000	—	—
Repayments on short-term borrowings	(70,000)	(80,000)	(35,000)	(4,574)
Proceeds from long-term debt	164,360	—	—	—
Repayments on long-term debt	(2,739)	(65,880)	(150,241)	(19,635)
Proceeds from issuance of common stock upon IPO, net of RMB82,653 issuance costs paid	—	—	945,982	123,632
Proceeds from issuance of common stock upon follow on offering, net of RMB7,981 issuance costs paid	—	—	184,665	24,134
Proceeds from issuance of common share upon exercise of share option	—	—	17,904	2,340
Proceeds from the issuance of restricted shares to employees	—	10,096	4,405	576
Dividends paid to shareholders	(65,480)	(64,726)	—	—
Amounts due to related parties	—	60	(292)	(38)
Repayment of amounts due to related parties	(10,646)	—	—	—
Capital contribution from minority shareholders	100	—	1,960	256

Net cash (used in) provided by financing activities	264,347	(160,450)	969,383	126,691

Effects of exchange rate changes	—	(81)	(39,051)	(5,104)

Net change in cash and cash equivalents	109,726	(75,886)	1,301,965	170,156
Cash and cash equivalents at beginning of year	228,014	337,740	261,854	34,222

Cash and cash equivalents at end of year	337,740	261,854	1,563,819	204,378

Supplement disclosure of cash flow information
Cash paid during the year for interest (net of amount capitalized)	9,706	18,729	4,043	528

Income taxes paid	5,670	10,307	11,502	1,503

Non-cash investing and financing activities:
Payable for purchase of property and equipment	63,384	37,575	15,815	2,067
Conversion of Series A convertible preferred shares to common shares	—	—	920	120
Dividends payable	—	772	—	—
Application of professional fees prepaid in prior year against services received during IPO process	—	—	2,225	291
Accrued issuance costs related to follow on offering	—	—	3,508	458
Dividends payable offset against amount due from a related party	—	—	772	101

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Beijing New Oriental Education & Technology (Group) Co., Ltd., (“New Oriental China”) was established on August 2, 2001. New Oriental China and its subsidiaries primarily conduct their businesses in the People’s Republic of China (the “PRC”).

On August 18, 2004, the shareholder group of New Oriental China established New Oriental Education & Technology Group Inc. (the “Company”) under the laws of the British Virgin Islands with an initial 100,000,000 common shares. On January 25, 2006, the Company changed its corporate domicile to the Cayman Islands. The Company, its subsidiaries, its variable interest entity, New Oriental China, and the variable interest entity’s subsidiaries are collectively referred to as the “Group”, hereinafter.

The Group provides high quality training programs including English and other foreign language training and non-degree seeking vocational training to Chinese students. The Group also operates a full-curriculum primary and secondary boarding school. Products and services offerings of the Group also include book publishing, on-line education, career and study-aboard advisory services, and educational contents distribution.

In September 2006, the Company and certain selling shareholders of the Company completed an initial public offering (the “IPO”) of 8,625,000 American depositary shares (“ADSs”) representing 34,500,000 of the Company’s common shares. Immediately prior to the completion of the IPO, all of the Company’s then outstanding preferred shares automatically converted into an equal number of common shares. In addition, immediately following the completion of the IPO, the Company’s memorandum of association was amended and restated to increase the Company’s total authorized share capital to 300,000,000 common shares at a par value of US$0.01 per common share.

In February 2007, the Company and certain selling shareholders of the Company completed an additional public offering and the Company issued 598,399 ADSs, representing 2,393,596 common shares as part of the offering.

In February 2007, the Company transferred 4,000,000 common shares to its depositary bank representing 1,000,000 ADSs to be issued to employees and non-employees upon the exercise of their vested share options. As of May 31, 2007, 1,053,356 common shares out of these 4,000,000 common shares have been issued to employees and non-employees upon the exercise of their share options and 2,946,644 common shares remains for future issuance.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of May 31, 2007, details of the Company’s subsidiaries and variable interest entity and its subsidiaries were as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of the Company:

Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational Information system and other consulting services

Beijing Judgment Education & Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and investing activities

Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development and distribution and other consulting services

New Oriental Education Corporation (Canada)	January, 2002	Canada	100%	Language education

Variable interest entity of the Company:

New Oriental China	August 2, 2001	PRC	—	Education consulting, software development and distributions and other services

Subsidiaries of New Oriental China:

Beijing Haidian District Privately-Funded New Oriental School	October 5, 1993	PRC	100%	Language and post-secondary education

Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	100%	Language education

Guangzhou Haizhu District Privately-Funded New Oriental Training School	September 8, 2000	PRC	100%	Language education

Wuhan New Oriental Training School	April 24, 2002	PRC	100%	Language education

Tianjin New Oriental Training School	August 21, 2002	PRC	100%	Language education

Xi’an Yanta District New Oriental School	November 26, 2002	PRC	100%	Language education

Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	100%	Language education

Shenzhen New Oriental Training School	October 15, 2003	PRC	100%	Language education

Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	100%	Language education

Chongqing New Oriental Training School	August 15, 2003	PRC	100%	Language education

Chengdu New Oriental School	August 18, 2003	PRC	100%	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:

Beijing Haidian District New Oriental Vocational Education Center	June 2, 2004	PRC	100%	Language education

Xiangfan New Oriental Training School	October 26, 2004	PRC	100%	Language education

Changsha Furong District New Oriental Training School	May 25, 2005	PRC	100%	Language education

Jinan New Oriental Training School	May 31, 2005	PRC	100%	Language education

Taiyuan Oriental Training School	April 20, 2005	PRC	100%	Language education

Ha’er Bin Nangang Disctrict Oriental Training School	May 20, 2005	PRC	100%	Language education

Changchun Oriental Training School	July 26, 2005	PRC	100%	Language education

Hangzhou Oriental Training School	July 21, 2005	PRC	100%	Language education

Zhengzhou Oriental Training School	July 19, 2005	PRC	100%	Language education

Zhuzhou New Oriental Training School	April 30, 2006	PRC	100%	Language education

Shijiazhuang New Oriental Training School	April 3, 2006	PRC	100%	Language education

Suzhou New Oriental Training School	April 26, 2006	PRC	100%	Language education

Beijing New Oriental International	June 10, 2005	PRC	100%	Language education

Preparatory School

Anshan New Oriental	June 13, 2006	PRC	100%	Language education

Training School

Hefei New Oriental Foreign Language Training School	June 13, 2006	PRC	100%	Language education

Kunming Xishan New Oriental School	June 13, 2006	PRC	100%	Language education

Foshan Chancheng District New Oriental Training School	July 14, 2006	PRC	100%	Language education

Wuxi Pop kids English Training centre	August 14, 2006	PRC	100%	Language education

Fuzhou Gulou District New Oriental Training School	September 1, 2006	PRC	100%	Language education

Beijing New Oriental North Star Training School	September 26, 2006	PRC	100%	Language education

Nanchang Donghu District New Oriental Language School	March 16, 2007	PRC	100%	Language education

Yichang Wujiagang District Yichang New Oriental School	January 1, 2006	PRC	100%	Language education

Beijing New Oriental Yangzhou Bilingual School	June 6, 2002	PRC	100%	Primary secondary school education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:

Beijing New Oriental Taixing Foreign Language School	December 18, 2006	PRC	51%	Primary secondary school education

Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood Cultural”) (Note (i))	May 16, 2003	PRC	100%	Sales of educational materials and products.

Beijing New Oriental Dogwood Book, Audio & Video Co., Ltd. (“Bejing Dogwood”) (Note (i))	March 2, 2004	PRC	100%	Sales of educational materials and products.

Chengdu New Oriental Dogwood Bookstore Products Co., Ltd. (“Chengdu Dogwood” ) (Note (i))	January 18, 2004	PRC	100%	Sales of educational materials and products.

Chongqing New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“ Chongqing Dogwood”) (Note (i))	February 25, 2004	PRC	100%	Sales of educational materials and products.

Shenyang new Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Shenyang Dogwood”) (Note (i))	September 18, 2003	PRC	100%	Sales of educational materials and products.

Guangzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Guangzhou Dogwood”) (Note (i))	November 11, 2003	PRC	100%	Sales of educational materials and products.

Wuhan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Wuhan Dogwood”) (Note1)	December 16, 2003	PRC	100%	Sales of educational materials and products.

Xi’an New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (Xi’an Dogwood”) (Note (i))	June 3, 2003	PRC	100%	Sales of educational materials and products.

Shanghai New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Shanghai Dogwood”) (Note (i))	September 28, 2003	PRC	100%	Sales of educational materials and products.

Nanjing New Oriental Dogwood Bookstore Products Co., Ltd. (“Nanjing Dogwood”) (Note (i))	April 21, 2003	PRC	100%	Sales of educational materials and products.

Tianjin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Tianjin Dogwood”) (Note (i))	December 15, 2003	PRC	100%	Sales of educational materials and products.

Changchun New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	October 8, 2005	PRC	100%	Sales of educational materials and products.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:

Changsha New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	April 3, 2006	PRC	100%	Sales of educational materials and products

Ha’er Bin Dogwood Book Bookstore & Audio-Visual Products Co., Ltd.	March 13, 2006	PRC	100%	Sales of educational materials and products.

Taiyuan New Oriental Dogwood Bookstore & Audio-Visual Products Co.,Ltd.	July 12, 2006	PRC	100%	Sales of educational materials and products

Zhengzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co.,Ltd.	August 8, 2006	PRC	100%	Sales of educational materials and products

Hefei Dogwood Bookstore & Audio-Visual Products Co.,Ltd.	November 22, 2006	PRC	100%	Sales of educational materials and products

Beijing New Oriental Dogwood Culture Communications Co.,Ltd.’ Fuzhou Branch	December 4, 2006	PRC	100%	Sales of educational materials and products

Beijing Tomorrow Oriental Technology Co., Ltd. (“Tomorrow Oriental”)	September 29, 2000	PRC	100%	Providing technology service

Yangzhou New Oriental Education & Technology Co., Ltd. (“Yangzhou Co.”) (Note (i))	January 18, 2002	PRC	100%	Investment holdings

Beijing New Oriental Vision Overseas Consultancy Co., Ltd. (“Vision Overseas”) (Note (i))	February 19, 2004	PRC	100%	Consulting

Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”) (Note (ii))	January 20, 2004	PRC	93%	Advertising

Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”) (Note (ii))	March 11, 2005	PRC	99%	On-line education

Notes:

(i)	Dogwood Cultural, Beijing Dogwood, Chengdu Dogwood, Chongqing Dogwood, Shenyang Dogwood, Guangzhou Dogwood, Wuhan Dogwood, Xi’an Dogwood, Shanghai Dogwood, Nanjing Dogwood, Tianjin Dogwood, Yangzhou Co. and Vision Overseas were established by New Oriental China and their respective nominee owners. Prior to May 31, 2006 and according to the agreement signed between New Oriental China and these nominee owners, investments in the afore-mentioned entities were made out of these nominee owners’ personal funds, and therefore, were reported as minority interest. As of May 31, 2006, these nominee owners had transferred their all of their interests in these entities to New Oriental China for an aggregate cash consideration of RMB2,044. Accordingly, as of May 31, 2006, these entities became wholly-owned subsidiaries of New Oriental China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes: - continued

(ii)	As of May 31, 2007, New Oriental China held 93% and 99% of the equity interests of Dogwood Advertisement and Xuncheng, respectively, and the remaining equity interests of each of these two entities were held by nominee owners. Since these nominee owners made their investments of RMB100 in each of Dogwood Advertisement and Xuncheng out of their own personal funds, their interests are reported as minority interest. According to the agreement signed between New Oriental China and these nominee owners, these nominee owners do not have any controlling or financial interest in these two entities, including no rights to receive dividends or other distributions, no voting rights, and no other rights or benefits associated with their ownership interest.

(iii)	In 2000, the Group established Liandong Weiye and held a 96.2% ownership interest in Liandong Weiye prior to March 31, 2005. During March 2005, the Group discontinued operating Liandong Weiye’s business and sold 56.2% of Liandong Weiye’s assets to one of the Group’s directors followed by the transfer of the remaining 40% of assets to a common control affiliate in September 2005 (see Note 3, Discontinued Operations).

Regulations of the PRC restrict direct foreign ownership of business entities providing educational services in the PRC where certain licenses are required. To comply with the PRC laws and regulations, the Company provides a significant portion of its services in China through its variable interest entity, New Oriental China, for which the Company is the primary beneficiary. The Company, through its wholly owned subsidiaries in China, has entered into exclusive technical and other services agreements with New Oriental China in April 2005, under which the Company provides technical and other services (the “Service Agreements”) to New Oriental China and its subsidiaries in exchange for significantly all of the net income of New Oriental China and its subsidiaries. As a collateral to ensure New Oriental China and its subsidiaries’ payments under the Service Agreements, the shareholders of New Oriental China and its subsidiaries, through an equity pledge agreement dated April 2005, pledged all of their rights and interests in New Oriental China and its subsidiaries, including voting rights and dividend rights, to the Company. In addition, the shareholders of New Oriental China, through an exclusive option agreement, granted to the Company an exclusive, irrevocable and unconditional right to purchase part or all of the equity interests in New Oriental China and its subsidiaries when the purchase becomes permissible under the relevant PRC Law.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Through the contractual agreements described above, New Oriental China is a variable interest entity in accordance with Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (revised) “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” (“FIN 46R”) because the equity owners (1) lack the right to receive the expected residual returns of New Oriental China and its subsidiaries, (2) lack the ability to make decisions about New Oriental China and its subsidiaries’ activities that have a significant effect on their success, and (3) substantially all of New Oriental China and its subsidiaries’ businesses are conducted on behalf of the Company. The Company is the primary beneficiary of New Oriental China because it holds all the variable interests in New Oriental China. As a result, the accounts and operations of New Oriental China and its subsidiaries are included in the accompanying consolidated financial statements effective as of the date of the above agreements. Because the Company and New Oriental China are under common control by the same shareholder group, New Oriental China and its subsidiaries are accounted for as common control transfer and are consolidated on a carryover basis.

As of May 31, 2006 and 2007, total assets of New Oriental China included in the accompanying consolidated financial statements were approximately RMB1,823 and RMB2,250 million, respectively. The associated liabilities were approximately RMB1,480 and RMB1,842 million, respectively. Revenue of New Oriental China for the years ended May 31, 2005, 2006 and 2007 were RMB643,270, RMB767,967, and RMB1,035,656, respectively. New Oriental China’s net income included in the accompanying consolidated statements of operations totaled RMB140,754, RMB4,164, and RMB 82,016, during 2005, 2006, 2007, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying consolidated financial statements of the Group are stated in Renminbi (“RMB”). The translation of RMB amounts at and for the year ended May 31, 2007 into United States dollars (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB7.6516 to US$1, the approximate free rate of exchange at May 31, 2007. Such translations should not be construed as the amounts that would have been reported under US GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority owned subsidiaries and its variable interest entity, New Oriental China and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation allowance for deferred tax assets, collectibility of accounts receivable and other current assets, useful lives and impairment of property and equipment, impairment of trademark, fair value of stock options, and impairment of cost method investment. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with remaining maturities of greater than three months and less than one year.

Restricted cash

Restricted cash represents RMB deposits in bank accounts used as deposits for obtaining certain licenses to conduct overseas studying consulting services business.

Allowance for doubtful accounts

Accounts receivable mainly represent the amounts due from the customers of the Group’s various subsidiaries other than the school subsidiaries. The Group provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Group’s estimates are based on historical collection experience and a review of the current status of accounts receivable and advances to suppliers. It is reasonably possible that the Group’s estimate of the allowances for doubtful accounts will change. Accounts receivable and advances to suppliers are presented net of an allowance for doubtful accounts.

Inventory

Inventory is stated at the lower of cost (average weighted method) or market value.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are generally 50 years and represent the shorter of the estimated usage periods or the terms of the agreements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight line basis over the following estimated useful lives:

Buildings	50 years
Transportation equipment	10 years
Furniture and education equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of the lease terms or estimated useful lives

Construction in progress

The Group constructs certain of its property and equipment. In addition to cost under the construction contracts, interest cost and external costs directly related to the construction of such facilities, including equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are ready for the intended use.

Capitalization of interest

Interest cost incurred on borrowings used to construct property and equipment during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets when the construction is completed and the related assets are ready for their intended use.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not incur impairment losses during the years ended May 31, 2005, 2006, and 2007.

Trademark

Trademark has an indefinite life and is not amortized but is evaluated annually for impairment following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including trademark. If the fair value of each reporting unit exceeds its carrying amount, trademark is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of trademark to the carrying value of a reporting unit’s trademark. The implied fair value of trademark is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of trademark. An impairment loss is recognized for any excess in the carrying value of trademark over the implied fair value of trademark.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Trademark - continued

Management performed the annual trademark impairment test as of May 31, 2005, 2006, and 2007 and no impairment losses were recorded. The fair values of the reporting units were established using a combination of expected present value of future cash flow and income approach valuation methodology.

There had been no changes in the carrying amount of trademark during the years ended May 31, 2006 and 2007 and the balance was not allocated to reportable segment but was included in unallocated corporate assets.

Long-term investments

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and recognizes as income any dividend received from distribution of the investee’s earnings.

The Company reviews long-term investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group did not incur impairment losses relating to long term investments during the years ended May 31, 2005, 2006, and 2007.

Revenue recognition

Revenue is recognized when earned and is reported net of business taxes, scholarships, and refunds. Business tax amounted to RMB20,369, RMB23,773 and RMB34,861 for the years ended May 31, 2005, 2006, and 2007, respectively. The primary sources of the Company’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short time course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years 2005, 2006 and 2007. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

The Group also sells online-learning cards primarily to distributors. Online-learning card sales represent prepaid service fees received from students for e-learning services. The prepaid service fee is recorded as deferred revenue upon receiving the upfront payment. Revenue is recognized upon actual usage of the cards by the students based on the number of minutes the students use the e-learning services. Upon the expiration of the online-learning card, which ranges from six months to one year from the date of the sale of the online-learning cards, the Group will recognize the remaining unused minutes as revenue.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition- continued

(b)	Books and others

The Group sells educational books or other educational materials either through its own book stores or websites or through third party distributors. Revenue from sales made through the Group’s book stores is recognized upon sales to customers. Revenue for distributors is recognized once the products are sold to the end customers.

The Group also provides overseas studies consulting services to students. The Group charges each student a fee based on the scope of the consulting services requested by the student and recognizes revenue as the services are delivered.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated useful life.

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were RMB19,342, RMB17,510 and RMB29,195 for the years ended May 31, 2005, 2006 and 2007, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group reports government subsidies as miscellaneous income when received from local government authority and are not subject to future return or reimbursement. Government subsidies received totaled RMB300, RMB370 and RMB457 for the years ended May 31, 2005, 2006, 2007, respectively.

Foreign currency translation

The functional currency of the Group excluding the Company is the RMB. The functional currency of the Company is the United States dollar (“US$”). Transactions in other currencies are recorded in each relevant entity’s functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions dominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occur. Exchange gains and losses are recorded in the consolidated statements of operations.

The Group has chosen the RMB as its reporting currency. Currency translation involves translating from the functional currency of the PRC entities of RMB into the Company’s functional currency of US$ followed by a translation from US$ to the reporting currency of RMB. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of shareholders’ equity.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, restricted cash, and term deposits of the Group included aggregate amounts of RMB254,976 and RMB450,587 at May 31, 2006 and 2007, respectively, which were denominated in RMB.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, accounts receivable, amounts due from/to related parties, short-term borrowings, and long-term debt. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivable, amount due to related parties, and short-term borrowings approximate their fair values due to the short-term maturities of these instruments. The fair value of amounts due from related parties, determined based on the present value using applicable discount rate, approximates the carrying value.

Because interest rates in the PRC are controlled by the Chinese government and fluctuations in borrowing rates have historically not been significant, the carrying amount of long-term debt approximates its fair value.

Net income per share

Basic net income per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

As a result of the recapitalization relating to the incorporation of New Oriental Education Technology Group Inc. during the year ended May 31, 2005 (Note 1), the outstanding common shares have been retroactively restated to 100,000,000 shares in the denominator for the year ended May 31, 2005.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity.

Share-based compensation

The Group has adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-based Payment” from its inception, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods are received. The Group uses the Black-Scholes option pricing model to measure the value of options granted to non-employees and employees at each measurement date.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2007, substantially all of the Group’s cash and cash equivalents, term deposits, and restricted cash were managed by financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are drived from revenues earned from customers in PRC. The risk with respect to accounts receivables is mitigated by credit evaluations we perform on the Company’s customers and ongoing monitoring process on outstanding balances. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2005, 2006, and 2007.

Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating whether the adoption of SFAS No. 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES -continued

Recently issued accounting pronouncements - continued

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group is currently evaluating whether the adoption of SFAS No. 159 will have a material effect on its consolidated results of operations and financial position.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-03”). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded form revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Group is currently evaluating whether the adoption of EITF 06-03 will have a material effect on its consolidated financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group in the process of implementing FIN 48 and has not yet determined the effect, if any, on its consolidated financial statements as a result of adopting FIN 48.

Restatement and reclassifications

The Company has adjusted additional paid-in capital and retained earnings as of and for the year ended May 31, 2006 to report the non-pro-rata distribution of RMB25,526 as a reduction of retained earnings to be consistent with the Company’s Articles of Incorporation. The amount was previously reported as a reduction of additional paid-in capital during fiscal year 2006. The adjustment does not have an effect on the statements of operations, statements cash flows, or earnings per share.

Certain amounts in the 2005 and 2006 consolidated financial statements have been reclassified to conform to the 2007 financial statement presentation. These reclassifications do not have an effect on previously reported net income or earnings per share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

During fiscal 2005, the Group decided to exit its operations in the wireless application protocol business and accounted for it as a discontinued operation. As part of the exit strategy, the Group sold its 96.2%-owned subsidiary, Liandong Weiye, in two separate transactions.

In the first transaction which closed in March 2005, the Group sold 56.2% of Liandong Weiye’s net assets to Mr. Qian Yongqiang (“Mr. Qian”), a member of the board of directors of the Group, for a cash consideration of RMB5,123 which represented the book value of the net assets disposed. This price was determined based on the Group’s extensive negotiations with Mr. Qian and was approved by all other members of the Group’s board of directors. Accordingly, no gain or loss was recorded on the transaction. The second transaction was closed in August 2005 where the Group transferred the remaining 40% of the net assets in Liandong Weiye to an affiliated entity non-pro rata owned by the same shareholders of the Group for no consideration. The transaction was recorded as a transfer of assets to owners on a non-pro rata basis. The Group recorded a non-pro-rata distribution of RMB25,526 which reflects the fair value of the remaining net assets in Liandong Weiye and was recorded as a reduction of retained earnings.

There were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheets at May 31, 2006 and 2007. Summarized operating results reported as discontinued operations in the accompanying consolidated statements of operations were as follows for the years ended May 31, 2005, 2006 and 2007:

	Years ended May 31,
	2005	2006	2007
	RMB	RMB	RMB
Revenues	121,919	43,837	—

Pre-tax profit from discontinued operations	46,516	11,288	—
Provision for income taxes	(5,361)	(1,693)	—

Income from discontinued operations, net of taxes	41,155	9,595	—

The operating results from the discontinued operations reflected 100% of Liandong Weiye’s operations during 2004, 100% of Liandong Weiye’s operations for the three months from January to March of 2005, and 40% of Liandong Weiye’s operations from April through the end of August 2005, reflecting the Group’s disposal of 56.2 % of Liandong Weiye’s net assets in March 2005, and 40% of Liandong Weiye’s operations from September through December 31, 2005, reflecting the Group’s disposal of the remaining net assets of Liandong Weiye in August 2005.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

4.	BAD DEBT ALLOWANCE FOR ACCOUNTS RECEIVABLE

Changes in the allowance for accounts receivable were as follows:

	As of May 31,
	2006	2007
	RMB	RMB
Beginning balance	—	—
Provision for doubtful accounts	—	333
Write-offs	—	—

Ending balance	—	333

5.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2006	2007
	RMB	RMB
Course materials	15,687	17,052
Publication	20,731	31,976

	36,418	49,028

A valuation allowance was not considered necessary because inventory was written down to the lower market value at May 31, 2006 and 2007. Amounts written off during fiscal years 2005, 2006, and 2007 were RMBnil, RMB2,676, and RMBnil, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2006	2007
	RMB	RMB
Advances to suppliers	2,942	7,912
Prepaid advertising fees	769	716
Prepaid rent	11,945	15,923
Rental deposit	6,304	9,253
Staff advances	4,514	4,038
Value added taxes recoverable	2,806	4,473
Refundable deposit for school construction	462	465
Prepaid house property taxes and other taxes	850	717
Prepaid professional service fees	2,225	—
Others	2,838	4,539

	35,655	48,036
Less: allowance for uncollectible advances to a supplier	—	887

	35,655	47,149

Staff advances represented travel and the related expenses to be charged to expenses when expense reports are submitted. Prepaid others primarily included insurance fees, recruiting fees, maintenance fees, and other miscellaneous prepayments.

Changes in the allowance for advances to a supplier were as follows:

	As of May 31,
	2006	2007
	RMB	RMB
Beginning balance	—	—
Provision for doubtful accounts	—	887
Write-offs	—	—

Ending balance	—	887

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of May 31,
	2006	2007
	RMB	RMB
Buildings	590,074	595,790
Transportation equipment	23,636	26,455
Furniture and education equipment	103,429	107,282
Computer equipment and software	32,954	36,189
Leasehold improvements	49,046	65,222

	799,139	830,938
Less: accumulated depreciation and amortization	(92,574)	(137,893)

	706,565	693,045

For the years ended May 31, 2005, 2006 and 2007, depreciation and amortization expenses were RMB23,857, RMB41,266 and RMB53,406, respectively. Depreciation and amortization expense included in income from continuing operations was RMB22,990, RMB41,181 and RMB53,406 for the years ended May 31, 2005, 2006 and 2007, respectively, and that included in income from discontinued operations was RMB867, RMB85 and RMBnil for the years ended May 31, 2005, 2006 and 2007, respectively.

Interest of RMB2,792 and RMB4,258 in fiscal years 2005 and 2006, respectively, were capitalized as part of the costs of the underlying assets during those years and are being amortized over the respective useful lives of the assets when the construction was completed and the related assets were ready for their intended use.

The construction of property and equipment of the Group was completed in fiscal years 2005 and 2006, respectively, and therefore no interest was capitalized during fiscal year 2007. During 2005, 2006 and 2007, the Group recorded amortization expenses relating to the capitalized interest totaling RMB42, RMB121 and RMB167, respectively.

8.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	May 31,
	2006	2007
	RMB	RMB
Land use rights	27,670	27,670
Less: accumulated amortization	2,214	2,767

Land use rights, net	25,456	24,903

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

8.	LAND USE RIGHTS, NET - continued

Amortization expenses for land use rights totaled RMB554, RMB554, and RMB553 for the years ended May 31, 2005, 2006, and 2007, respectively. Future amortization expenses are RMB554 per year for each of the next five years through May 31, 2012.

9.	LONG TERM INVESTMENT

In December 2006, the Company acquired 20% interest in Talent Boom Group Ltd (“Talent Boom”). Since the Company has no representation on Talent Boom’s board of directors, the Company’s management concluded that the Company could not exercise significant influence over the operating and financial policies of Talent Boom. Accordingly, cost method is used to account for the investment.

10.	SHORT TERM BORROWINGS

Short term borrowings consisted of the following:

	As of May 31,
	2006	2007
	RMB	RMB
Unsecured short term bank loans	35,000	—

As of May 31, 2006, unsecured short-term bank loans consisted of two bank loans of RMB20,000 and RMB15,000 repayable on March 30, 2007 and January 28, 2007, respectively, and each bore interest at 5.580% per annum payable quarterly in arrears. The RMB20,000 loan was guaranteed by New Oriental China.

The above short term borrowings incurred interest expenses for the years ended May 31,2005, 2006 and 2007 totaling RMB4,374, RMB2,765 and RMB277, respectively, of which RMB872 and RMB206 were capitalized as additions to construction in-progress during the years ended May 31, 2005 and 2006, respectively. Interest was not capitalized during fiscal 2007 because the construction was completed during fiscal 2006.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2006	2007
	RMB	RMB
Rent payable	3,989	3,835
Accrued payroll	22,517	57,499
Accrued interest for short term borrowings	183	—
Accrued interest for long-term debt	547	—
Payable for acquired equipment	37,575	15,815
Business taxes payable	2,425	9,091
Individual taxes withholding	1,742	9,657
Value added taxes payable	357	981
Other taxes payable	1,200	1,323
Welfare payable	9,853	7,426
Royalty fees payable	1,233	2,750
Refundable incidental expenses received from students	3,364	5,368
Refundable deposit	1,088	915
Accrued professional service fees	168	8,878
Accrued adverting fees	—	3,598
Amounts reimbursable to employees	—	3,623
Others	5,355	6,696

Total	91,596	137,455

Royalty fees payable related to payments to content providers for on-line education. Amounts reimbursable to employees included traveling and the related expenses incurred by employee on behalf of the Group. Accrued others primarily included transportation expenses, utility fees, property management fees, and other miscellaneous expenses payable. Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation.

12.	DIVIDENDS PAYABLE

As of May 31, 2006, the Group declared dividends to its common shareholders in the amount of RMB65,498, of which RMB64,726 was paid by May 31, 2006 and the remaining balance was paid in full during fiscal year ended May 31, 2007. The Group did not declare dividends in fiscal year 2007.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

13.	LONG-TERM DEBT

Long-term debt consisted of the following:

			As of May 31,
			2006	2007
			RMB	RMB
Secured long-term bank loans, bearing interest at 5.58% and 6.12% per annum	(a	)	125,741	—
Unsecured long-term bank loan, bearing interest at 5.58% per annum	(b	)	24,500	—

Total			150,241	—
Less: current portion of long-term debt			(47,603)	—

Non-current potion of long-term debt			102,638	—

(a)	The secured long-term bank loans were secured by a pledge of certain of the Group’s buildings and a land use right.

As of May 31, 2006, the secured long term loans consisted of two bank loans of RMB10,000 and RMB115,741. The RMB10,000 loan bore interest at 5.58% per annum payable quarterly in arrears and the principal was due in full in October 2006. The RMB115,741 loan bore interest at 6.12% per annum. The principal and accrued interest were payable in 120 monthly installments of RMB1,092 per month in arrears through March 2015. Interest expense incurred for the years ended May 31, 2005 and 2006 were RMB3,380 and RMB9,826, respectively, of which RMB1,669 and RMB4,052 were capitalized as additions to construction-in-progress for the years ended May 31, 2005 and 2006.

During 2007, both of the secured long term loans were fully repaid. Interest expense incurred for the year ended May 31, 2007 was RMB2,515. The construction was completed during fiscal year 2006 and therefore no interest was capitalized during fiscal year 2007.

(b)	The unsecured long-term bank loan of RMB24,500 was guaranteed by New Oriental China and the unpaid principal was to be repaid in full in October 2006. Interest was payable quarterly in arrears. Interest expenses for the years ended May 31, 2005, 2006 and 2007 were RMB1,376, RMB1,504 and RMB521, respectively, of which RMB251, RMBnil and RMBnil were capitalized as additions to construction in-progress, respectively. The construction was completed as of May 31, 2005.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

14.	CONVERTIBLE PREFERRED SHARES

On December 24, 2004, the Company issued 11,111,111 Series A Convertible Preferred Shares at US$2.025 (an equivalent of RMB16.76) per share for a total cash proceed of US$22,102 (an equivalent of RMB182,924), net of issuance costs of US$398 (an equivalent of RMB3,294).

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series A Convertible Preferred Shares both at the commitment date and in subsequent periods because the Series A conversion price equaled to the issuance price.

All of the outstanding 11,111,111 Series A Convertible Preferred Shares were converted into common shares upon the completion of the Group’s IPO in September 2006.

The rights, preferences, privileges and restrictions granted to and imposed on the Series A Convertible Preferred Shares were set forth below.

Dividend provisions

Prior to March 31, 2005, the Company could declare and pay dividends at any time to the holders of common shares in an aggregate amount not to exceed RMB40,000,000, in which the holders of Series A Convertible Preferred Shares were not eligible to participate. Effective on March 31, 2005, any dividends or distributions would be distributed among all holders of common shares and Series A preferred shares in proportion to the number of common shares as if all Series A convertible preferred shares were converted to common shares at the then effective conversion rate.

Liquidation preference

In the event of a liquidation, either voluntary or involuntary, the holders of Series A Convertible Preferred Shares would be entitled to receive, prior to and in preference of the holders of common shares, an amount that equaled to the original issuance price of US$2.025 (an equivalent of RMB16.76) per share plus declared but unpaid dividends.

Conversion

Right to Convert. Each Series A Preferred Share was convertible at the option of the holder at any time after the original issuance date at the conversion price in effect on the date of the conversion. The initial conversion price per share for each Series A Preferred Shares was the original issue price.

Automatic Conversion. Each preferred share would be automatically converted into common shares at the conversion price in effect upon the earlier of a qualified initial public offering or upon a written consent of a majority of the Series A Preferred shareholders.

Voting rights

Each holder of Series A Preferred Shares had the right to one vote for each common share the Series A convertible preferred shares would be converted into. All Series A shareholders, were entitled to the same voting rights as the holders of Common Shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION

The following table summarizes information regarding restricted shares and share options:

Grant date	Total restricted shares issued to date	Fair value of common shares		Exercise price	Intrinsic value
		RMB		RMB	RMB
Restricted shares:
January 1, 2003	1,450,000	6.22	*	1.00	5.22
May 1, 2003	500,000	6.88	*	—	6.88
November 1, 2003	790,000	6.80	*	—	6.80
March 1, 2004	1,137,500	8.78	*	2.00	6.78
April 1, 2004	550,000	8.78	*	2.00	6.78
August 1, 2005	1,955,100	14.59	*	2.00	12.59
August 1, 2005	110,000	14.59	*	—	14.59
April 26, 2006	2,507,400	16.80	**	4.00	12.80

Total	9,000,000

Shares options:
February 28, 2006	7,099,500	15.96	*	16.20	—
July 21, 2006	1,620,000	19.08	**	19.08	—
September 7, 2006	100,000	29.82		29.82	—
March 5, 2007	3,946,500	67.73		67.73	—

*	The fair value was determined based on a retrospective valuation by an independent appraiser.
**	The fair value was determined based on a contemporaneous valuation by an independent appraiser.

The fair values of the common shares underlying the options and restricted shares were determined based on a third-party valuation conducted by American Appraisal using generally accepted valuation methodologies, including the discounted cash flow method.

Restricted shares

In 2002, the Group appointed Beijing Beizhi Culture and Education Co., Ltd., or Beijing Beizhi, a PRC company, as a nominee shareholder of 9,000,000 authorized common shares on the Group’s behalf. In fiscal 2005, 1,324,778 restricted shares were released into unrestricted common shares upon the Group’s recapitalization. During 2003, 2004, 2005 and 2006, New Oriental China, through Beijing Beizhi, issued 1,950,000, 2,477,500, nil and 4,572,500 fully vested restricted shares to certain employees, directors, consultants and other individuals. Accordingly, the Group recorded compensation expense of RMB58,333 in the year ended May 31, 2006, which represented the difference between the fair value of the common shares and their exercise price on the grant date. There were no issuance of restricted shares during the fiscal years 2005 and 2007. As of both May 31, 2005 and 2006, there were 7,675,222, restricted shares outstanding. These shares were subject to transfer restrictions and did not have any voting rights. Immediately upon the completion of the Group’s IPO in September 2006, the restrictions on these restricted shares automatically terminated and there were no remaining restricted shares as of May 31, 2007.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION- continued

2006 Share Incentive Plan

On January 20, 2006, the Company adopted 2006 Share Incentive Plan, under which the Company may grant options to purchase up to 8,000,000 common shares of the Group, to its employees, directors and consultants. The number of common shares available for grant under the 2006 Share Incentive Plan may be increased annually by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the Group’s management. In the event the aggregate number of shares that may be issued in any given year under all share compensation plans has reached the maximum number of shares allowed in that year, the Company may grant additional awards up to 2,000,000 shares, or extra shares. The number of shares granted in excess of the annual maximum in any given year will result in the reduction of the maximum shares available for grant in the next year.

The exercise or purchase price of options is at least 100% of the fair value of the common shares on the date of the grant. The term of an option is up to ten years from the date of grant. The options generally vest over three years at six-month vesting increments per year. As of May 31, 2007, options to purchase 11,368,123 common shares were outstanding, and options to purchase 580,102 common shares were available for future grant.

A summary of the share option activities under 2006 Share Incentive Plan was as follows:

	Number of options	Weighted average exercise prices		Aggregated intrinsic value
		RMB	US$	US$
Options outstanding at June 1, 2005	—	—	$—
Granted	7,099,500	16.20	2.02
Exercised	—	—	—
Forfeited	—	—	—

Options outstanding at May 31, 2006	7,099,500	16.20	$2.02	497

Granted	5,666,500	53.13	6.84
Exercised	(1,053,356)	18.71	2.34
Forfeited	(344,521)	24.13	3.06

Options outstanding at May 31, 2007	11,368,123	44.71	5.74	83,753

Options exercisable at May 31, 2007	2,787,864	16.86	2.10	26,864

The weighted average per share fair value of options as of May 31, 2007 was as follows:

Common shares	RMB26.88 (US$	3.45)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION- continued

2006 Share Incentive Plan - continued

The weighed-average grant-date fair value of options granted during the years ended May 31, 2006 and 2007 were US$7,100 and US$36,906, respectively. No options were granted during the year ended May 31, 2005. The weighted average intrinsic value of options exercised during the year ended May 31, 2007 was US$4,830 (RMB37,846). The total fair value of shares vested during the year ended May 31, 2007 was US$3,255(RMB 25,501). No option was vested or exercised during the years ended May 31, 2005 and 2006.

The following table summarizes information with respect to share options outstanding at May 31, 2007:

	Options outstanding at May 31, 2007				Options exercisable at May 31, 2007
Exercise price	Number of option	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number of option	Weighted average exercise price	Aggregate intrinsic value
			US$	US$		US$	US$
2.02	5,970,455	8,73	2.02		2,517,864	2.02
2.38	1,504,168	9.13	2.38		170,000	2.38
3.75	—	9.26	3.75		100,000	3.75
8.75	3,893,500	9.76	8.75		—	8.75

	11,368,123	9.14	4.37	83,753	2,787,864	2.10	26,864

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

Option grants

May 31, 2007
Weighted average risk-free rate of return	2.46%
Weighted average expected option life (year)	5.25
Weighted average volatility rate	49.80%
Weighted average dividend yield	0%

As of May 31, 2007 there was RMB157,741 of total unrecognized compensation expense related to unvested share-based compensation arrangement under the 2006 Share Incentive Plan. That cost is expected to be recognized over a weighted-average period of 2.52 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

16.	INCOME TAXES

Significant components of provision for income taxes from continuing operations for the years ended May 31, 2005, 2006 and 2007 were as follows:

	Years ended May 31,
	2005	2006	2007
	RMB	RMB	RMB
Current:
PRC	7,772	16,173	17,694

Deferred:
PRC	(1,928)	(2,250)	(3,182)

Total provision for income taxes	5,844	13,923	14,512

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to tax withholding in the Cayman Islands.

The subsidiaries of New Oriental China, which were registered as private schools (the “school-subsidiaries”), are subject to income taxes determined in accordance with The Law for Promoting Private Education (2003) where those school-subsidiaries registered as private schools not requiring reasonable returns (similar to a not-for-profit entity) are treated as public schools and are generally not subject to enterprise income taxes. Such tax treatments on certain school-subsidiaries agreed by the local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. School-subsidiaries that were registered as requiring reasonable returns (similar to a for-profit entity) are subject to enterprise income taxes but may be eligible for preferential tax treatment to be determined by the relevant taxing authorities. In certain cities, schools that were registered as requiring reasonable returns are subject to a 33% standard enterprise income tax, while in other cities, similar schools are subject to a 1.5% to 3.3% tax on gross receipts in lieu of the 33% standard enterprise income tax or exempted from the enterprise income tax. The subsidiaries of New Oriental China other than its school-subsidiaries are subjected the 33% standard enterprise income tax.

New Oriental China and the three wholly-owned subsidiaries of the Company in the PRC have each been certified as “new or high-technology enterprise” located in a high-tech zone in Beijing. As a result, each of them is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” New Oriental China was exempted from enterprise income tax in 2002 to 2004 and was subject to a 7.5% enterprise income tax from 2005 to 2007, and will be subject to a 15% enterprise income tax after 2007 as long as it continues to qualify as a “new or high-technology enterprise.” Each of the three wholly owned PRC subsidiaries of the Company was established in 2005 and was exempted from enterprise income tax from 2005 to 2007, followed by a 7.5% enterprise income tax from 2008 to 2010 and an 15% enterprise income tax thereafter as long as it continues to qualify as a “new or high-technology enterprise.”

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

16.	INCOME TAXES - continued

PRC’s legislative body, the National People’s Congress, adopted the unified Enterprise Income Tax (“EIT”) Law on March 16, 2007. This new tax law will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises and will become effective on January 1, 2008. Under the new tax law, a unified income tax rate is set at 25% for both domestic enterprises and foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and will transit into the new tax rate over a five year period beginning on the effective date of the EIT Law. Enterprises that are currently entitled to exemptions for a fixed term may continue to enjoy such treatment until the exemption term expires. Preferential tax treatments may continue to be granted to industries and projects that qualify for such preferential treatments under the new law. For enterprises that qualify as “new and high technology enterprises strongly supported by the State” under the new law, a 15% enterprise income tax rate will continue to apply. Because the definition of a “high and new technology enterprise” has not yet been defined under the new law, it is uncertain whether New Oriental China and the three wholly-owned PRC subsidiaries of the Company may continue to enjoy the reduced tax rate going forward after the fixed terms expire.

The Group uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities arising from continuing operations were as follows as:

	As of May 31,
	2006	2007
	RMB	RMB
Current deferred tax assets
Bad debt provision	—	293
Accrued expenses	—	3,866

Total current deferred tax assets	—	4,159
Less: valuation allowance	—	(4,159)

Current deferred tax assets, net	—	—

Non-current deferred tax assets
Net operating loss carry-forwards	20,002	11,028
Pre-operating expenses	697	731

Total non-current deferred tax assets	20,699	11,759
Less: valuation allowance	(15,536)	(3,414)

Non-current deferred tax assets, net	5,163	8,345

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

16.	INCOME TAXES - continued

The Group operates through multiple subsidiaries and a variable interest entity. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the variable interest entity may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and variable interest entity basis. Where a valuation allowance was not recorded, the Group believes that it was more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future. The net deferred tax assets represent the tax effect of temporary differences arising from the net operating loss carryforward, pre-operating expenses, bad debt allowance and certain accrued expenses available for certain subsidiaries of the Company to offset against future profits over a period of five years through 2007.

The Group had net operating loss carried forwards of RMB73,762 from certain subsidiaries of New oriental China for the year ended May 31, 2007 which will expire on various dates from May 31, 2010 to May 31, 2012.

The Group did not have any temporary differences relating to deferred tax liabilities as of May 31, 2006 and 2007.

The decrease in valuation allowance from 2006 to 2007 was primarily due to (1) a change in enacted tax rate from 33% to 25% effective on January 1, 2008 for applicable subsidiaries of New Oriental China, and (2) the reversal of valuation allowance arising from change of tax status in certain subsidiary and net operating loss carryforwards that the Group’s management believes are realizable in the near future.

A reconciliation of the effective tax rates applicable to income from continuing operations from the 33% statutory tax rate was as follows for the years ended May 31, 2005, 2006 and 2007:

	Years ended May 31,
	2005	2006	2007
	%	%	%
Statutory tax rate	33.00%	33.00%	33.00%
Permanent differences	10.28	53.36	13.58
Tax effect of income taxed at different rates	3.79	(34.27)	(1.57)
Effect of tax exemption granted to PRC subsidiaries	(47.40)	(38.32)	(36.91)
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	—	—	1.25
Changes in valuation allowance	5.68	12.14	(3.31)

Total provision for income taxes	5.35	25.91	6.04

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

16.	INCOME TAXES - continued

If the tax holidays granted to New Oriental China, Beijing Decision, Beijing Judgment, Beijing Hewstone and certain school-subsidiaries of New Oriental China were not available, provision for income taxes and earnings per share for continuing operations would be as follows:

	For the years ended May 31,
	2005	2006	2007
	RMB	RMB	RMB
Provision for income taxes	21,897	35,465	82,656

Net income per share - basic
Income from continuing operations	0.87	0.18	1.18
Income on discontinued operation, net of taxes	0.39	0.10	—
Dividend in kind	—	(0.26)	—

Total	1.26	0.02	1.18

Net income per share - diluted
Income from continuing operations	0.83	0.16	1.12
Income on discontinued operation, net of taxes	0.37	0.08	—
Dividend in kind	—	(0.23)	—

Total	1.20	0.01	1.12

17.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2005	2006	2007
	RMB	RMB	RMB
Numerator used in basic and diluted net income per share:
Income from continuing operations	103,252	39,790	226,728
Income on discontinued operation, net of taxes	38,722	9,595	—
Non-pro-rata distribution	—	(25,526)	—

Net income available for future distribution	141,974	23,859	226,728

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	100,000,000	100,000,000	134,218,191

Plus weighted average Series A convertible preferred shares outstanding	4,840,183	11,111,111	2,983,257
Plus incremental weighted average common shares from assumed conversion of stock options using the treasury stock method	—	—	4,892,346

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

17.	NET INCOME PER SHARE - continued

	Years ended May 31,
	2005	2006	2007
	RMB	RMB	RMB
Weighted average common shares outstanding used in computing diluted net income per share	104,840,183	111,111,111	142,093,794

Net income per share - basic:
Income from continuing operations	1.03	0.40	1.69
Income on discontinued operation, net of taxes	0.39	0.10	—
Non-pro-rata distribution	—	(0.26)	—

Net income available for future distribution	1.42	0.24	1.69

Net income per share - diluted:
Income from continuing operations	0.98	0.36	1.60
Income from discontinued operation, net of taxes	0.37	0.08	—
Non-pro-rata distribution	—	(0.23)	—

Net income available for future distribution	1.35	0.21	1.60

Actual common shares issued and upon exercises of options are included when calculating weighted average common shares outstanding used in computing basic net income per share.

In February 2007, the Company transferred 4,000,000 common shares to its depositary bank representing 1,000,000 ADSs to be issued to employees and non-employees upon the exercise of their vested share options. As of May 31, 2007, 1,053,356 shares out of such 4,000,000 shares had been issued to the employees and non-employees upon exercise of their share options and 2,946,644 shares remained available for future issuances. As a result, 2,946,644 common shares were excluded in computing basic net income per share.

18.	RELATED PARTY TRANSACTIONS

The Group had the following balances with related parties:

	Notes	Relationship	Amounts due from related parties - non-current As of May 31,		Amounts due to related parties - current As of May 31,
			2006	2007	2006	2007
			RMB	RMB	RMB	RMB
Mr. Michael Yu Minhong	(1)	Director	—		203	97
Mr. Qian Yongqiang	(2)	Director	2,080	—	—	—
Ms. Li Li	(3)	Nominee shareholder	100	100	—	—
Liandong Weiye	(4)	Equity investment	1,798	—	186	—
Restricted shareholders	(5)	Employee	4,549	144	—	—

			8,527	244	389	97

(1)	Amounts due to Mr. Michael Yu Minhong represented reimbursable expenses.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

18.	RELATED PARTY TRANSACTIONS - continued

(2)	Amount due from Mr. Qian Yongqiang at May, 31, 2006 related to the consideration receivable from Mr. Qian for the transfer of Liandong Weiye net assets, which was collected in full in 2007.
(3)	Amount due from Ms. Li Li related to the capital contribution from the nominee shareholder.
(4)	The balance of amounts due from and due to Liandong Weiye related to the provision of online education services in the previous year.
(5)	Amount due from restricted shareholders represented the unpaid amounts of their exercise price.

All non-current related party balances were non-interest bearing and unsecured with no fixed repayment terms.

During fiscal 2006, the Group leased an office space from one of its minority shareholders who had waived the rent fees for the entire lease term of 20 years. The Group recognizes rent expenses based on the fair value of the rental fees the Group would have incurred if leasing from an unrelated third party, and recorded the rent expense against additional paid-in capital.

19.	COMMITMENTS

Operating leases

The Group leases offices, classroom, and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows at May 31, 2007:

Continuing operations
RMB
Years ending May 31:
2008	99,236
2009	74,397
2010	60,985
2011	38,514
2012	22,938
Thereafter	26,765

322,835

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

19.	COMMITMENTS - continued

Operating leases - continued

Rent expenses for continuing operations for all cancelable and non-cancelable leases were approximately RMB91,560, RMB79,590 and RMB123,665 for the years ended May 31, 2005, 2006 and 2007, respectively. Rent expense included in income from discontinued operation for all cancellable and non-cancelable leases was approximately RMB1,351 for the year ended May 31, 2005. There were no rent expenses associated with discontinued operations during the fiscal years ended May 31, 2006 and 2007.

Capital commitment	RMB
Capital commitment for the purchase of property and equipments	65
Capital commitment for leasehold improvements	1,702

20.	SEGMENT INFORMATION

The Group offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training; test preparation courses for major admissions and assessment tests in the United States, the PRC, and the Commonwealth countries; primary and secondary school education; educational content distribution; software and other technology development and distribution; and online education.

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of separate operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. Based on management’s assessment, the Group has determined that it has six operating units which are language training and test preparation, primary and secondary school education, on-line education, content development and distribution, post-secondary education, and overseas study consulting services. Two of the six operating units are identified as reportable segments which are language training and test preparation, and primary and secondary education. Online education, content development and distribution, post-secondary education, and overseas study consulting services operating units were aggregated as others because individually they do not exceed the 10% quantitative threshold.

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating costs and expenses, and operating income. Net revenues, operating costs and expenses, operating income, and total assets by segment were as follows:

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

20.	SEGMENT INFORMATION - continued

For the year ended May 31, 2005

	Language Training and test preparation courses	Primary and secondary education	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	590,895	15,917	36,458	643,270

Operating costs and expenses:
Cost of revenues	(229,370)	(12,690)	(31,630)	(273,690)
Selling and marketing	(38,282)	(251)	(7,892)	(46,425)
General and administrative	(148,978)	(12,346)	(19,498)	(180,822)

Total operating costs and expenses	(416,630)	(25,287)	(59,020)	(500,937)

Unallocated corporate expenses	—	—	—	(31,236)

Operating income (loss)	174,265	(9,370)	(22,562)	111,097

Segment assets	420,497	285,289	101,384	807,170
Unallocated corporate assets	—	—	—	288,021
Assets of discontinued operation	—	—	—	18,121

Total assets	420,497	285,289	101,384	1,113,312

For the year ended May 31, 2006

	Language Training and test preparation courses	Primary and secondary education	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	687,437	31,320	51,502	770,259

Operating costs and expenses:
Cost of revenues	(262,086)	(20,714)	(37,767)	(320,567)
Selling and marketing	(59,639)	(360)	(12,077)	(72,076)
General and administrative	(144,123)	(20,097)	(26,357)	(190,577)

Total operating costs and expenses	(465,848)	(41,171)	(76,201)	(583,220)

Unallocated corporate expenses	—	—	—	(122,880)

Operating income (loss)	221,589	(9,851)	(24,699)	64,159

Segment assets	522,184	297,063	135,136	954,383
Unallocated corporate assets	—	—	—	135,179

Total assets	522,184	297,063	135,136	1,089,562

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

20.	SEGMENT INFORMATION - continued

For the year ended May 31, 2007

	Language Training and test preparation courses	Primary and secondary education	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	922,718	38,287	83,014	1,044,019

Operating costs and expenses:
Cost of revenues	(342,337)	(37,138)	(43,189)	(422,664)
Selling and marketing	(85,638)	(976)	(17,120)	(103,734)
General and administrative	(146,831)	(11,746)	(16,692)	(175,269)

Total operating costs and expenses	(574,806)	(49,860)	(77,001)	(701,667)

Unallocated corporate expenses	—	—	—	(134,737)

Operating income (loss)	347,912	(11,573)	6,013	207,615

Segment assets	654,169	292,518	181,611	1,128,298
Unallocated corporate assets	—	—	—	1,290,053

Total assets	654,169	292,518	181,611	2,418,351

Geographical Disclosures - The Company primarily operates in the PRC. All of the identifiable assets of the Company are located in the PRC.

21.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB5,797, RMB10,148 and RMB15,199 for the years ended May 31, 2005, 2006 and 2007, respectively.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely general reserve, enterprise expansion reserve and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in the Group’s PRC statutory accounts. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2005, 2006 AND 2007

(In thousands, except share and per share data)

21.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION - continued

In accordance with the China Company Laws, New Oriental China and its subsidiaries must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely statutory surplus reserve, statutory public welfare reserve and discretionary surplus reserve. New Oriental China and its subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory surplus reserve until the reserve reaches 50% of each entity’s registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised China Company Laws, appropriation to the statutory public welfare reserve is no longer mandatory. Appropriation to the discretionary surplus reserve is made at the discretion of the New Oriental China and its subsidiaries.

The general reserve and statutory surplus reserve are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The staff welfare and bonus reserve and the statutory public welfare reserves are restricted to the capital expenditures for the collective welfare of employees. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except in the event of liquidation.

The Group transferred an aggregate of RMB22,501, RMB17,411 and RMB772 to the statutory reserves during the years ended May 31, 2005, 2006 and 2007, respectively.

22.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC variable interest entity and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC variable interest entity and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Restricted net assets totaled approximately RMB348,135 as of May 31, 2006 and RMB405,859 as of May 31, 2007.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule 1

Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2006	2007	2007
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	241	1,083,219	141,568
Prepaid expense and other current assets	124	395	52
Amounts due from related parties	—	73,420	9,595

Total current assets	365	1,157,034	151,215
Investments in subsidiaries and variable interest entity	521,704	745,512	97,432

Total assets	522,069	1,902,546	248,647

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	560	12,579	1,644
Amounts due to related parties	3	374	49

Total current liabilities	563	12,953	1,693

Shareholders’ equity:
Series A convertible preferred shares (RMB0.08 (US$0.01) par value; 11,111,111 shares authorized; 11,111,111 and nil shares issued and outstanding in 2006 and 2007, respectively)	920	—	—
Common shares (RMB0.08 (US$0.01) par value; 150,000,000 and 300,000,000 shares authorized as of May 31, 2006 and 2007, respectively; 150,000,000 and 152,004,707 shares issued and outstanding as of May 31, 2006 and 2007, respectively)	8,277	12,207	1,595
Additional paid-in capital	335,045	1,512,423	197,661
Retained earnings	177,345	404,073	52,809
Accumulated other comprehensive loss	(81)	(39,110)	(5,111)

Total shareholders’ equity	521,506	1,889,593	246,954

Total liabilities and shareholders’ equity	522,069	1,902,546	248,647

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Operating costs and expenses:
Cost of revenues	—	—	(2,452)	(320)
Selling and marketing	—	—	(828)	(108)
General and administrative	(6)	(7,721)	(39,620)	(5,179)

Total operating costs and expenses	(6)	(7,721)	(42,900)	(5,607)

Operating loss	(6)	(7,721)	(42,900)	(5,607)

Interest income	1,226	88	32,749	4,280
Equity in earnings of subsidiaries and variable interest entity	140,754	57,018	236,879	30,958

Net income	141,974	49,385	226,728	29,631

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Parent Company Statements of Shareholders Equity and Comprehensive Income

(In thousands, except share data)

	Series A convertible preferred shares			Common shares			Additional paid-in capital		Retained earnings			Accumulated other comprehensive loss	Total shareholders’ equity		Comprehensive income
	Shares	Amount		Shares	Amount
		RMB			RMB		RMB		RMB			RMB	RMB		RMB
Balance at June 1, 2004	—		—	100,000,000		—		81,390		142,490		—		223,880
Issuance of common shares to incorporate New Oriental Education & Technology Group In	—		—	—		8,277		(7,449)		—		—		828
Issuance of restricted shares to unrestricted shares	11,111,111		920	—		—		182,004		—		—		182,924
Dividends	—		—	—		—		—		(65,480)		—		(65,480)
Net income	—		—	—		—		—		141,974		—		141,974		141,974

Balance at June 1, 2005	11,111,111		920	100,000,000		8,277		255,945		218,984		—		484,126		141,974

Issuance of restricted shares to employees	—		—	—		—		72,976		—		—		72,976
Share-based compensation expense for employee share options	—		—	—		—		6,124		—		—		6,124
Dividends	—		—	—		—		—		(65,498)		—		(65,498)
Non-pro-rata distribution	—		—	—		—		—		(25,526)		—		(25,526)
Net income	—		—	—		—		—		49,385		—		49,385		49,385
Foreign currency translation adjustment	—		—	—		—		—		—		(81)		(81)		(81)

Balance at May 31, 2006	11,111,111		920	100,000,000		8,277		335,045		177,345		(81)		521,506		49,304

Conversion of preferred shares upon initial public offering (“IPO”)	(11,111,111)		(920)	11,111,111		920		—		—		—		—
Issuance of common shares upon IPO	—		—	34,500,000		2,743		941,014		—		—		943,757
Issuance of common share upon follow on public offering	—		—	2,393,596		186		180,971		—		—		181,157
Common shares converted to ADS shares for futures exercise of employee share options	—		—	4,000,000		—		—		—		—
Issuance of ADS shares for the exercises of employee share options	—		—	—		81		17,902		—		—		17,983
Share based compensation expense for employee share options	—		—	—		—		36,807		—		—		36,807
Waived of rental expense by a minority shareholder	—		—	—		—		684		—		—		684
Net income	—		—	—		—		—		226,728		—		226,728		226,728
Foreign currency translation adjustment	—		—	—		—		—		—		(39,029)		(39,029)		(39,029)

Balance at May 31, 2007	—		—	152,004,707		12,207		1,512,423		404,073		(39,110)		1,889,593		187,699

		US$	—		US$	1,595	US$	197,661	US$	52,809	US$	(5,111)	US$	246,954	US$	24,531

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	141,974	49,385	226,728	29,631
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(140,754)	(57,018)	(236,879)	(30,958)
Share-based compensation expense	—	6,124	36,807	4,810
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	(124)	(124)	(16)
Accrued expenses and other current liabilities	—	560	13,159	1,723
Amounts due to related parties	3	—	—	—

Net cash provided by (used in) operating activities	1,223	(1,073)	39,691	5,190

Cash flows from investing activities:
Investment in subsidiaries	(182,083)	—	—	—
Lending to subsidiaries	—	—	(75,174)	(9,825)
Dividend received	—	35,274	—	—

Net cash (used in) provided by investing activities	(182,083)	35,274	(75,174)	(9,825)

Cash flows from financing activities:
Proceeds from issuance of common shares	828	—	—	—
Proceeds from issuance of common shares upon IPO, net of issuance costs paid	—	—	950,256	124,190
Proceeds from issuance of common shares upon follow on offering, net of issuance costs paid	—	—	181,308	23,695
Proceeds from issuance of common shares upon exercise of share option	—	—	17,904	2,340
Proceeds from issuance of restricted shares to employees	—	—	1,847	241
Dividends paid to shareholders		(36,771)	—	—
Net proceeds from issuance of Series A convertible preferred shares	182,924	—	—	—

Net cash provided by (used in) financing activities	183,752	(36,771)	1,151,315	150,466

Effect of exchange rate exchanges	—	(81)	(32,854)	(4,294)

Net increase (decrease) in cash and cash equivalents	2,892	(2,651)	1,082,978	141,537
Cash and cash equivalents, beginning of year	—	2,892	241	31

Cash and cash equivalents, end of year	2,892	241	1,083,219	141,568

Conversion of Series A convertible preferred shares to common shares	—	—	920	120

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO ADDITIONAL INFORMATION

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and variable interest entity.

2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITY

The Company and its subsidiaries and variable interest entity were included in the consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and variable interest entity were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and variable interest entity were reported as equity in earnings of subsidiaries and variable interest entity in the accompanying parent company financial statements.

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2006 and 2007:

	May 31,
	2006	2007
	RMB	RMB
Amount due from related parties:
BJ Judgment	—	68,855
New Oriental China	—	4,565

	—	73,420

Amount due to related party:
Mr Michael Yu Minghong	3	3
BJ Judgment	—	371

	3	374

All related party balances were non-interest bearing and unsecured.