Form 20-F
period 2008-05-31
New Oriental Education & Technology Group Inc.
filed 2008-10-23
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2008.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 152,197,907 common shares, par value US$0.01 per share, as of May 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer  ☒    Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☒

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Inc., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial data, also include New Oriental China;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“New Oriental China” refers to our consolidated affiliated entity in the PRC, Beijing New Oriental Education & Technology (Group) Co., Ltd., and its subsidiaries;

•

“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding courses offered at our primary and secondary school;

•	references to the number of our learning centers include the number of our schools;

•	“shares” or “common shares” refers to our common shares;

•	“ADSs” refers to our American depositary shares, each of which represents four common shares;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“Mingshitang” refers to Beijing Haidan Mingshitang Exam Training Education School; and

•	“Tongwen” refers to Changchun Tongwen Gaokao Training Education School and Changchun Tongwen High School.

Glossary of Major Admissions and Assessment Tests

ACT	American College Test (US)

BEC	Business English Certificate (US)

CET 4	College English Test Level 4 (PRC)

CET 6	College English Test Level 6 (PRC)

GMAT	Graduate Management Admission Test (US)

GRE	Graduate Record Examination (US)

IELTS	International English Language Testing System (Commonwealth countries)

LSAT	Law School Admission Test (US)

PETS	Public English Test System (PRC)

SAT	SAT College Entrance Test (US)

TOEFL	Test of English as a Foreign Language (US)

TOEIC	Test of English for International Communication (US)

TSE	Test of Spoken English (US)

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended May 31, 2006, 2007 and 2008 and as of May 31, 2007 and 2008.

We and certain selling shareholders of our company completed an initial public offering of 8,625,000 ADSs in September 2006. On September 7, 2006, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “EDU.” In February 2007, we and certain selling shareholders of our company completed an additional public offering of 7,300,000 ADSs. The closing price of our ADSs on the NYSE as of October 22, 2008 was $59.41 per ADS.

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

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated condensed financial data as of May 31, 2004, 2005, 2006, 2007 and 2008 and for the years ended May 31, 2004, 2005, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements. These consolidated condensed financial data have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated financial statements for the three years ended May 31, 2006, 2007 and 2008 is included elsewhere in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Effective December 1, 2007, we changed our reporting currency from RMB to the U.S. dollar in order to improve research analysts’ and investors’ ability to compare our financial results with other publicly-traded companies and to simplify our earnings release presentation. In order to allow for comparison to the financial results for the year ended May 31, 2008, the financial data for the years ended May 31, 2004, 2005, 2006 and 2007 have been restated to reflect US$ as the reporting currency according to the policy described in “Note 2—Significant Accounting Policies—Foreign currency translation” in the notes accompanying our financial statements which are included at the end of this annual report.

	For the Years Ended May 31,
(in thousands US$ except share, per share and per ADS data)	2004	2005	2006	2007	2008
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	52,000	73,316	88,538	123,543	183,917
Books and others	1,379	4,405	5,984	9,060	17,086

Total net revenues	53,379	77,721	94,522	132,603	201,003
Operating costs and expenses:
Cost of revenues	(23,077)	(33,068)	(39,378)	(53,744)	(77,219)
Selling and marketing	(5,028)	(6,128)	(10,077)	(16,549)	(25,617)
General and administrative	(19,750)	(25,103)	(37,569)	(36,218)	(52,832)

Total operating costs and expenses	(47,855)	(64,299)	(87,024)	(106,511)	(155,668)

Operating income	5,524	13,422	7,498	26,092	45,335
Other income (expense):
Interest income	499	441	286	4,730	8,035
Interest expense	(373)	(766)	(1,207)	(416)	—
Miscellaneous income (expense)	307	95	17	(105)	(886)

Income from continuing operations before provision for income taxes and minority interest	5,957	13,192	6,594	30,301	52,484
Provision for income tax
Current	(438)	(939)	(1,985)	(2,231)	(3,839)
Deferred	119	233	276	401	195

Provision for income tax	(319)	(706)	(1,709)	(1,830)	(3,644)

Minority interest, net of tax	(27)	(12)	(1)	128	173

	For the Years Ended May 31,
(in thousands US$ except share, per share and per ADS data)	2004	2005	2006	2007	2008
Income from continuing operations	5,611	12,474	4,884	28,599	49,013

Income from discontinued operations	718	4,678	1,177	—	—

Net income	6,329	17,152	6,061	28,599	49,013
Non-pro-rata distribution	—	—	(3,132)	—	—
Net income available for future distribution	6,329	17,152	2,929	28,599	49,013

Net income per share – basic	0.06	0.17	0.03	0.21	0.33

Net income per share – diluted	0.06	0.16	0.03	0.20	0.31

Net income per ADS – basic(1)	0.24	0.68	0.12	0.84	1.32

Net income per ADS – diluted	0.24	0.64	0.12	0.80	1.24

Shares used in calculating basic net income per share	100,000,000	100,000,000	100,000,000	134,218,191	149,992,200

Shares used in calculating diluted net income per share	100,000,000	104,840,183	111,111,111	142,093,794	156,449,101

Cash dividends per as-converted common shares(2)	0.03	0.08	0.07	—	—

Share-based compensation expense included in:
Cost of revenues	44	—	48	277	707
Selling and marketing	34	—	173	109	226
General and administrative	1,953	—	7,688	4,261	7,809

(1)	Each ADS represents four common shares.
(2)	We declared an annual dividend of $0.03 and $0.08 per as-converted common shares, respectively, to holders of our common shares in our fiscal years ended May 31, 2004 and 2005. We declared an annual dividend of 0.07 per share to holders of our common shares and preferred shares in our fiscal year ended May 31, 2006.

The following table presents a summary of our consolidated balance sheet data as of May 31, 2004, 2005, 2006, 2007 and 2008:

	As of May 31,
(in thousands US$)	2004	2005	2006	2007	2008
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	25,186	40,145	32,644	204,396	208,440
Total assets	80,093	134,517	135,829	316,090	396,743
Total current liabilities	45,511	54,051	57,996	68,872	97,886
Total liabilities	52,096	75,761	70,791	68,872	97,886
Long-term debt, less current portion	6,585	21,710	12,795	—	—
Series A convertible preferred shares	—	111	111	—	—
Total shareholders’ equity	27,049	58,497	65,013	246,980	298,680

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. Prior to December 1, 2007, we reported our financial data in RMB. Effective December 1, 2007, we changed our reporting currency from RMB to the U.S. dollar in order to improve research analysts’ and investors’ ability to compare our financial results with other publicly-traded companies and to simplify our earnings release presentation. In order to allow for comparison to the financial results for the year ended May 31, 2008, the financial data for the years ended May 31, 2004, 2005, 2006 and 2007 have been restated to reflect US$ as the reporting currency using the methods described in “Note 2—Significant Accounting Policies—Foreign currency translation” in the notes accompanying our financial statements which are included at the end of this annual report. All other translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report, unless otherwise noted, were made at a rate of RMB6.9400 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York on May 30, 2008. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$ 1.00)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008 (through October 22)	6.8341	6.9720	7.2946	6.7800
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June	6.8591	6.8993	6.9633	6.8591
July	6.8388	6.8355	6.8632	6.8104
August	6.8252	6.8462	6.8705	6.7800
September	6.7899	6.8307	6.8510	6.7810
October (through October 22)	6.8341	6.8332	6.8485	6.8171

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We have increased the number of our schools in China from three in 2001 to 41 by the end of May 2008, and we increased the number of our learning centers in China from 23 in 2001 to 207 by the end of May 2008. We plan to continue to expand our operations in different geographic locations in China. This expansion has resulted, and will continue to result, in substantial demands on our management, faculty, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

We may not be able to achieve the benefits we expect from recent and future acquisitions, and recent and future acquisitions may have an adverse effect on our ability to manage our business.

In April 2008, we signed a definitive agreement to acquire a 60% equity stake in Mingshitang, a Beijing-based private school that specializes in tutoring students seeking to retake the gaokao, the Chinese college entrance examination. The remaining 40% equity stake in Mingshitang will be subject to a multi-year earn-out structure. The transaction closed in June 2008. In July 2008, we signed a definitive agreement to acquire Tongwen, a Changchun-based private school that provides types of services similar to the services that Mingshitang provides. These strategic acquisitions are expected to allow us to extend our New Oriental brand to the large non-English test preparation market. These recent acquisitions and any future acquisitions expose us to potential risks, including risks associated with the diversion of resources from our existing businesses and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions. In addition, the revenue and cost synergies that we expect to achieve from our acquisitions may not materialize. Any of these events could have an adverse effect on our business and operating results.

If we are presented with appropriate opportunities, we may acquire additional complementary companies . The integration of acquired companies diverts a great deal of management attention and dedicated staff efforts from other areas of our business. A successful integration process is important to realizing the benefits of an acquisition. If we encounter difficulty integrating our recent and future acquisitions, our business may be adversely affected. The acquisitions may not result in the expected growth or development, which may have an adverse effect on our business. We plan to continue to make strategic acquisitions, and identifying acquisition opportunities could demand substantial management time and resources. Negotiating and financing the potential acquisitions could involve significant cost and uncertainties. If we fail to continue to execute advantageous acquisitions in the future, our overall growth strategy could be impaired, and our operating results could be adversely affected.

Third parties have in the past brought intellectual property infringement claims against us based on the content of the books and other teaching or marketing materials that we or our teachers authored and/or distributed and may bring similar claims against us in the future.

We may be subject to claims by educational institutions and organizations, content providers and publishers, competitors and others for intellectual property rights infringement, defamation, negligence or other legal theories based on the content of the materials that we or our teachers author and/or distribute as course materials. These types of claims have been brought, sometimes successfully, against print publications and educational institutions in the past, including ourselves. For example, in January 2001, the Graduate Management Admission Council, or GMAC, and Educational Testing Service, or ETS, filed three separate lawsuits against us in the Beijing No. 1 Intermediate People’s Court, alleging that we had violated the copyrights and trademarks relating to the GMAT test owned by GMAC and relating to the GRE and TOEFL tests owned by ETS by duplicating, selling and distributing their test materials without their authorization. In September 2003, the trial court found that we had violated GMAC’s and ETS’s respective copyrights and trademarks in connection with those admissions tests. The trial court’s judgment was partially affirmed in a final judgment issued by the Beijing Higher People’s Court in December 2004. The Beijing Higher People’s Court held that we had not misused the trademarks of GMAC or ETS. However, it also found that the TOEFL and GRE tests were the original works of ETS and the GMAT test was the original work of GMAC, all of which are protected under the PRC Copyright Law. The Beijing Higher People’s Court held that our duplication, sale and distribution of the test materials relating to these tests without ETS’s and GMAC’s prior permission was not a “reasonable use” of the test materials under the PRC Copyright Law, and that we, therefore, had infringed upon ETS’s and GMAC’s respective copyrights. We were ordered to pay damages in an aggregate of approximately RMB6.5 million (US$0.9 million), cease all infringing activities and destroy all copyright-infringing materials in our possession, all of which we have done. We have also been involved in other claims and legal proceedings against us relating to infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs.

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

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train our teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests are increasingly being offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be materially and adversely affected.

In the fiscal year ended May 31, 2008, we derived a significant portion of our revenues from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests. If the use of admissions and assessment tests declines or falls out of favor with educational institutions and government authorities, the markets for our online and classroom-based test preparation courses will deteriorate and our business will be materially and adversely affected. We provide preparation courses for both overseas and domestic admissions and assessment tests. In China, local government authorities’ reliance on admissions and assessment tests varies from location to location and has changed from time to time. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and CET 6 exams, which, among other things, limited these exams only to college students starting from 2007. As a result, the total number of students who enrolled in our CET 4 and CET 6 exam preparation courses decreased from approximately 180,000 in 2004 to approximately 140,000 in 2005, and we experienced a slight decline in the number of students who enrolled in our CET 4 and CET 6 exam preparation courses in 2006 as compared to 2005. In 2007, the number of students who enrolled in our CET 4 and CET 6 exam preparation courses increased to approximately 190,000. In the United States, there has been a continuing debate in the United States regarding the usefulness of admissions and assessment tests to assess qualifications and many people have criticized the use of admissions and assessment tests as unfairly discriminating against certain test takers. In addition, in March 2006, the College Board in the United States revealed that, because of technical problems in scanning answer sheets, the scores of several thousand students taking the SAT were inaccurately reported, causing additional concerns regarding the accuracy and quality of admissions and assessment tests. If a large number of educational institutions abandon the use of existing admissions and assessment tests as a requirement for admission without replacing them, with other admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be seriously harmed.

We may experience a decrease in our margins.

Many factors may cause our gross and net income margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of five and 12. This may result from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. In our fiscal quarter ended August 31, 2008, the average class size for our short-term language training and test preparation courses was approximately 40 students per class, which was a decrease from approximately 60 students per class in the same period during the previous year. We offered approximately 14,100 short-term training courses in the quarter ended August 31, 2008 compared to approximately 8,700 in the same period during the previous year. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. Our gross margin and net income margin for our fiscal quarter ended August 31, 2008 were 67.5% and 38.0%, respectively, down from 68.3% and 41.8%, respectively, in the same period during the previous year. These decreases were partly due to the increase in demand for our smaller-sized classes. In addition, our new investments and acquisitions may also cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to increasing demand for our smaller-sized classes and/or other factors.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primary due to seasonal changes in student enrollments. Historically, our courses tend to have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year. Our expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments and revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. We derived over 33.8% of our revenue from Beijing for the fiscal year ended May 31, 2008. The 2008 Olympic Games took place in Beijing in August of 2008, which was during the first quarter of our fiscal year ended May 31, 2009. We have historically derived approximately 40% of our annual revenues during the first quarter of each fiscal year. The Beijing Olympic Games negatively impacted our business in the first fiscal quarter ended August 31, 2009 due to transportation and security logistics arrangements in Beijing and some distractions from classes as the nation enjoyed the Olympic Games. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

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

Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. In addition to the seasonal fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

•	our ability to increase student enrollments and course fees;

•	general economic conditions;

•	regulations or actions pertaining to the provision of private educational services in China;

•	changes in consumers’ spending patterns;

•	our ability to control cost of revenues and operating expenses; and

•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We started professional certification preparation programs in 2007, which include preparation for the PRC bar exam, certified public accountant exam, and the civil service exam. Also in 2007, we established our pre-school business with the opening of our first kindergarten in Beijing. Also, we launched our “New Oriental U-Can” training program in 2008 which targets middle and high school students in China from ages 13 to 18 who are preparing for the college entrance examination in China, known as the “gaokao.” The gaokao is required for admission to bachelor degree programs and most associate degree programs at colleges and universities in China. Some of these operations have not generated significant or any profit to date and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

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

We currently generate a majority of our revenues in Beijing, Shanghai, Wuhan and Guangzhou. We derived approximately 60% of our total net revenues for the fiscal year ended May 31, 2008 from these four cities and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of May 31, 2008. In addition, our independent registered public accounting firm attested our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and reported that the company maintained effective internal control over financial reporting as of May 31, 2008. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

With regard to income tax, according to the Implementation Rules for The Law for Promoting Private Education (2004), private schools that do not require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns are separately formulated by the relevant authorities under the State Council. The implementing rules of the EIT law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. As a result, our schools are subject to the specific requirements of their respective local tax authorities, which vary from location to location. In some cities, our schools are registered as schools that require reasonable returns, while in other cities, our schools are registered as schools that do not require reasonable returns. The current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns,” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting New Oriental China’s and its subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

The discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. The implementing rules of the EIT law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a 1.5% to 3.5% tax on gross receipts in lieu of the 25% standard enterprise income tax or may be exempted from enterprise income tax. In addition, some of our PRC subsidiaries and other affiliated entities currently also enjoy certain preferential tax treatment. Preferential tax treatments granted to us by local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

In addition, under PRC laws and regulations, an enterprise that is registered in a high-tech zone and also qualifies as “new or high-technology enterprise” may enjoy preferential tax benefits. Each of our wholly owned subsidiaries in China and New Oriental China is a certified “new or high-technology enterprise” newly established in a high-tech zone in Beijing, and is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” On March 16, 2007, the National People’s Congress passed a new enterprise income tax law, or the EIT Law, which took effect on January 1, 2008. This EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Although the EIT Law provides that preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and that enterprises otherwise classified as “new or high technology enterprises strongly supported by the state” will be entitled to a preferential enterprise income tax rate, the new implementation rules of this EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008, respectively, have provided new criteria for such “new or high technology enterprises,” and all enterprises which have been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments. We cannot ensure that our wholly owned subsidiaries in China or New Oriental China will be granted such status according to these new rules. Loss of these preferential tax treatments could have a material and adverse effect on our financial condition and results of operations.

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

PRC laws and regulations currently prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. New Oriental China controls and operates a private primary and secondary school in Yangzhou which may enter into contractual arrangements with our wholly owned subsidiaries in China in the future to pay teaching support and other fees to our subsidiaries in exchange for their services. As the provision of private primary and middle school services is a heavily regulated industry in China, the Yangzhou school and any new primary schools that New Oriental China or any of its subsidiaries establishes in the future may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could harm our business.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends from our wholly owned subsidiaries in China and service, license and other fees paid to our wholly owned subsidiaries by New Oriental China and its subsidiaries for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities (other than our schools) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. On December 3, 2007, we established Elite Concept Holdings Limited, or Elite Concept, as our wholly-owned subsidiary in Hong Kong, which now directly owns our three wholly-owned subsidiaries in China. According to the Agreement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation of Income, under the Mainland and Hong Kong Closer Economic Partnership Arrangement, dividends from our subsidiaries in China distributed to Elite Concept will be subject to a withholding tax rate of 5%. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Further, SAFE promulgated a new circular in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of foreign invested enterprise. The circular clarifies that RMB converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment unless otherwise allowed. Because New Oriental China and its subsidiaries are domestic PRC entities, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in “Item 4. Information on the Company—B. Business Overview—Regulation.” We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or New Oriental China or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

Uncertainties exist with respect to the interpretation and application of the newly promulgated Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures. If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, our equity ownership structure may require restructuring, or we may become subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

On December 20, 2007, the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Industry and Information Technology, or MIIT, issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. As both the Internet Audio-Video Program Measures and the press release have been promulgated only recently, there are significant uncertainties relating to their interpretation and implementation, in particular, the scope of “Internet Audio-Video Programs.”

Xuncheng Network, our affiliated entity engaging in online education services, does not possess a License for Disseminating Audio-Video Programs through Information Network. However, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release, it is possible that we may be allowed to continue our current operations and re-register with SARFT or MIIT in accordance with the published guidelines. We will monitor the regulatory developments relating to the Internet Audio-Video Program Measures and we will re-register with the relevant governmental authorities if required. However, if the governmental authorities decide that our provision of online education services falls within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

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

The PRC government imposes controls on the convertibility between the RMB and foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade- related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 19.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and May 30, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We may rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes.

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

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for any dividends we receive from our subsidiaries in China and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. Our management is currently based in China and is expected to remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise.” If we are required to pay income tax for any dividends we receive from our subsidiaries, the amount of dividends we can pay to our shareholders and ADS holders could be materially reduced.

Furthermore, the EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the PRC or pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. Under the Mainland and Hong Kong Closer Economic Partnership Arrangement, dividends from our subsidiaries in China distributed to Elite Concept, our wholly-owned Hong Kong subsidiary, will be subject to a withholding tax rate of 5%. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, the value of your investment may be materially and adversely affected.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other education companies, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, economic or political conditions in China and the impact of global macroeconomic conditions. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. Volatility in global capital markets, such as impact from recent global financial services and economic crises, could also have an effect on the market price of our ADSs.

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

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially if the recent global financial services and economic crises continue or worsen. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

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

As of the date of this annual report, our executive officers, directors and their affiliated entities beneficially own approximately 21.6% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we have 152,197,907 common shares outstanding, including 110,379,068 common shares represented by 27,594,767 ADSs.

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

We believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending May 31, 2008. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending May 31, 2009 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The value of our assets will be determined based on the market price of our ADSs and common shares, which may fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company.”

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

In order to facilitate foreign investment in our company, we established our offshore holding company, New Oriental Education & Technology Group Inc., as a company registered in the British Virgin Islands in August 2004. On January 25, 2006, our shareholders approved the changing of our offshore holding company’s corporate domicile to the Cayman Islands, and we are now a Cayman Islands company limited by shares. On December 3, 2007, we established Elite Concept as our wholly-owned subsidiary in Hong Kong, which now directly owns our three wholly-owned subsidiaries in China.

We and certain selling shareholders of our company completed an initial public offering of 8,625,000 ADSs in September 2006. On September 7, 2006, we listed our ADSs on the NYSE under the symbol “EDU.” In February 2007, we and certain selling shareholders of our company completed an additional public offering of 7,300,000 ADSs.

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

Recent Developments

Acquisitions

On April 14, 2008, we signed a definitive agreement to acquire a 60% equity stake in Mingshitang, a Beijing-based private school that specializes in tutoring students seeking to retake the gaokao, the Chinese college entrance examination. The remaining 40% equity stake in Mingshitang will be subject to a multi-year earn-out structure. The transaction closed in June 2008. On July 26, 2008, we signed a definitive agreement to acquire Tongwen, a Changchun-based private school that provides types of services similar to the services that Mingshitang provides. These strategic acquisitions are expected to allow us to extend our New Oriental brand to the large non-English test preparation market; moderate the seasonality of our businesses as the gaokao re-takers training market is largely counter-seasonal to our other core businesses; offer opportunities for consolidation in the highly-fragmented gaokao training market; and provide synergies with our “New Oriental U-Can” training program which targets middle and high school Chinese students ages 13 to 18 who are preparing for the gaokao.

Share Repurchase Program

In February 2008, our board approved a share repurchase program which authorized New Oriental to repurchase up to one million of its own ADSs during the period from February 25, 2008 to December 31, 2008 in block trades from time to time on the open market using funds from its available cash balance. We completed the repurchase of one million ADSs in July 2008.

B. Business Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. We provide educational services under our “New Oriental” brand, which we believe is the leading consumer brand in China’s private education sector, as evidenced by awards we received from many national print and online media sources in China, including the “Most Influential Education Brand in 2005” from Southern China Metropolitan Daily, a newspaper with nationwide circulation, which granted the award to us based on the results of a survey jointly conducted by eleven newspapers and Internet companies to evaluate teaching quality, resources and methods as well as facilities of over 200 educational organizations in China; and the “2006 Top Ten Largest Private Educational Organizations in China” from over 40 major media outlets in China.

Since our inception in 1993, we have had approximately 5.8 million cumulative student enrollments. In the fiscal year ended May 31, 2008, we had approximately over 1,280,000 student enrollments, including approximately 746,000 student enrollments in our language training programs and approximately 525,000 student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of 41 schools, 207 learning centers and 22 bookstores operated by us as of May 31, 2008, over 5,000 third-party bookstores and approximately 3,300 teachers in 38 cities, as well as through our virtual online network, which has approximately 4.5 million registered users.

We have experienced significant growth in our business in recent years. Our total net revenues increased from US$77.7 million for the fiscal year ended May 31, 2005 to US$201.0 million for the fiscal year ended May 31, 2008, representing a compound annual growth rate, or CAGR, of 37.3%. Net revenues from our language training and test preparation courses accounted for 89.2%, 88.3% and 87.6%, respectively, of our total net revenues in the fiscal years ended May 31, 2006, 2007 and 2008. Our net income decreased from US$17.2 million in the fiscal year ended May 31, 2005 to US$6.1 million in the fiscal year ended May 31, 2006 primarily due to the US$7.9 million share-based compensation expenses we incurred in the year. Our net income increased to US$28.6 million in the fiscal year ended May 31, 2007 and US$49.0 million in the fiscal year ended May 31, 2008.

Our Network

We deliver our education programs, services and products to students through an extensive physical network of 41 schools, 207 learning centers and 22 bookstores operated by us as of May 31, 2008, over 5,000 third-party bookstores and approximately 3,300 teachers in 38 cities, as well as through our virtual online network with approximately 4.5 million registered users. In addition, as we have had over 5.8 million cumulative student enrollments since our inception, we have an extensive network of students and alumni. This network has been essential in promoting our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We will continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools, which we own. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2008.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	4	27	1
Shanghai	1	27	1
Guangzhou	1	9	1
Wuhan	1	15	1
Yangzhou	1	1	—
Tianjin	1	10	1
Xi’an	1	7	1
Nanjing	1	7	1
Shenyang	1	11	1
Chongqing	1	8	1
Chengdu	1	6	1
Shenzhen	1	3	—
Langfang	1	1	1
Xiangfan	1	4	—
Taiyuan	1	6	1
Haerbin	1	7	1
Changsha	1	5	1
Jinan	1	5	1

City	Number of schools	Number of learning centers	Number of bookstores
Zhengzhou	1	4	1
Hangzhou	1	6	1
Changchun	1	3	1
Shijiazhuang	1	3	—
Suzhou	1	2	—
Zhuzhou	1	1	—
Anshan	1	1	—
Hefei	1	3	1
Kunming	1	4	—
Wuxi	1	2	—
Foshan	1	1	—
Fuzhou	1	3	1
Yichang	1	2	—
Taixing	1	1	—
Nanchang	1	4	1
Jingzhou	1	1	—
Dalian	1	4	1
Lanzhou	1	1	—
Huangshi	1	1	—
Ningbo	1	1	—

Total	41	207	22

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products intended to address the needs of our students. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a school that provides post-secondary education, our classroom-based courses are generally designed to be completed in two to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We currently have a full-time staff of approximately 150 people involved in our centralized curriculum development process. We update and expand our course offerings frequently in response to evolving market needs. Our program, service and product offerings are generally divided into six areas: language training; test preparation; primary and secondary school; educational content, software and other technology development and distribution; online education; and other services and products.

Language Training Courses

Our language training courses primarily consist of various types of English language training courses. We also provide training courses for other foreign languages, including German, Japanese, French, Korean and Spanish. In our fiscal year ended May 31, 2008, we had approximately 746,000 student enrollments in our language training courses, of which over 90% were in our English language training courses. Our interactive courses focus not only on reading and writing, but also on teaching and improving critical listening and speaking skills.

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

In our fiscal year ended May 31, 2008, we had approximately 274,000 student enrollments in our English for adults courses and approximately 25.1%, 16.4% and 7.5% of the total enrollments were for courses taught in Beijing, Shanghai and Guangzhou, respectively. Course fees for our English for adults courses range from RMB200 to RMB3,000 per course.

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

In our fiscal year ended May 31, 2008, we had approximately 205,000 student enrollments in our English for children program, and approximately 21.5%, 10.5% and 9.9% of the enrollments took place in Wuhan, Beijing and Guangzhou, respectively. Course fees for our English for children courses range from RMB200 to RMB3,000 per course.

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

In our fiscal year ended May 31, 2008, we had approximately 210,000 student enrollments in our English language training courses for middle school and high school students, and approximately 21.5%, 8.5%, and 7.8% of the enrollments took place in Beijing, Shanghai and Tianjin, respectively. Course fees for our English training courses for middle school and high school students range from RMB200 to RMB2,000 per course.

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

In our fiscal year ended May 31, 2008, we had approximately 2,600 students in our “Elite English” program at our “Elite English” centers in Beijing. The schedules of our “Elite English” classes are more flexible in order to accommodate students’ schedules and are provided in up-scale locations and environments. We plan to continue growing this area of our business. Enrollment fees for our “Elite English” program generally range from RMB12,000 to RMB18,000 per year.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2008, we had over 525,000 student enrollments in our test preparation courses, of which approximately 206,000 were in overseas test preparation courses and 319,000 were in PRC test preparation courses.

We offer test preparation courses for the following major overseas exams: TOEFL, TSE, SAT, ACT, IELTS, GRE, GMAT, LSAT, BEC and TOEIC. In addition, we offer test preparation classes for the following major PRC admissions tests: CET 4, CET 6, National English Test for Entrance into Master’s Degree Programs, National Math Test for Entrance of Master’s Degree Programs, Professional Title English Test and Public English Test System. In November 2006, we established our Beijing New Oriental North Star Training School to expand into the professional certification preparation field, which includes preparation for the PRC bar, the PRC certified public accountant and civil service exams. In November 2007, Educational Testing Service, the creator of the TOEFL, and New Oriental reached an agreement making New Oriental’s language schools the only language schools in China authorized by the Educational Testing Service to sell the TOEFL Practice Online, or the TPO, in their training classes. As part of the agreement, New Oriental has an exclusive right to provide the TPO as a component of its language training or test preparation courses and may also sell the TPO to the general public through its bookstores. Educational Testing Service will continue to sell the TPO on its own website and through its subsidiaries or other third-party resellers.

In March 2008, we launched our “New Oriental U-Can” training program which targets middle and high school Chinese students from ages 13 to 18 who are preparing for the college entrance examination in China, known as the gaokao. The gaokao is required for admission to bachelor degree programs and most associate degree programs at Chinese colleges and universities. In our fiscal year ended May 31, 2008, we had over 15,000 student eollments in New Oriental U-Can. To complement New Oriental U-Can, we also entered the gaokao re-takers market with our acquisition of Mingshitang, a Beijing-based private school that specializes in tutoring students who seek to retake the gaokao, in April 2008 and our acquisition of Tongwen, a Changchun-based private school providing similar types of services, in July 2008.

In our fiscal year ended May 31, 2008, approximately 39.3% and 20.2% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 25.2% of the total student enrollments in our PRC test preparation courses took place in Beijing, while no other city accounted for over 10% of the total student enrollments in our PRC test preparation courses.

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. In 2007, we had over 3,000 students at the Yangzhou school, approximately 48.7% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 240 teachers and 300 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In 2007, the school accepted 1,024 students out of over 1,900 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In 2007, tuition at the Yangzhou school ranged from RMB5,000 to RMB10,000 per year.

In September 2006, we opened our second primary and secondary school in Taixing, China near our Yangzhou school. We closed our Taixing school in July 2008, and we transferred all the students and teachers from our Taixing school to our Yangzhou school.

In November 2007, we established our pre-school business with the opening of our first kindergarten in Beijing, which currently has 40 students and has a capacity of enrolling up to 180 students.

Educational Content, Software and Other Technology Development and Distribution

We develop and edit content for educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals, as well as “self-help,” “know-how” and “inspirational” books for our students and other readers. We distribute these materials through various distribution channels, consisting of our own classrooms and bookstores as well as third-party distributors, including over 5,000 bookstores in China. In our fiscal year ended May 31, 2008, we developed and edited over 100 titles and distributed approximately 7.6 million books authored or licensed by us in China. Over 95% of the materials distributed by us are education-related and include the materials that we use in our courses and also include a large number of titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with Pearson Education, The McGraw-Hill Companies, Cambridge University Press, Barron’s and Wiley or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. In January 2007, we entered into an agreement with DynEd International Inc., or DynEd, to license DynEd’s proprietary English language training software for use in our Elite English programs and to collaborate with DynEd to develop accompanying teaching materials. In November 2007, we entered into an agreement with Heinle ELT, a part of Cengage Learning and a leading provider of materials of English language teaching and learning throughout the world. Under the agreement, Heinle ELT will work with New Oriental’s instructors to develop a line of localized English language learning materials, including textbooks, audio and video programs, and Internet-based content for use via our Koolearn.com online learning platform and in our “iEnglish” brand courses, which is our specially branded English-language learning program that focuses on improving students’ listening comprehension and speaking abilities. Heinle ELT will also support ongoing instructor training and research activities for us. In June 2008, we and Intuto Ltd., a New Zealand-based e-learning solutions provider, formed a strategic partnership to co-develop and update custom learning materials tailored to our existing International English Language Testing System, or IELTS courses. IELTS is used to assess the language ability of second language speakers planning to live, work or study in English-speaking countries. Under the agreement, Intuto will work with our instructors to develop a line of English language learning materials, including textbooks, to address the four skills in the IELTS exam: reading, writing, speaking and listening of the English language. New Oriental has the rights under the agreement to develop its own IELTS courses and exercises through our Koolearn.com online learning platform based on material developed under the partnership. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com. As of May 31, 2008, approximately 4.5 million users had registered accounts with us, giving them access to free informational content on our website. In our fiscal year ended May 31, 2008, we had approximately 160,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses. Course fees for our online courses range from RMB10 to RMB1,500 per course.

We currently offer approximately 500 online courses in language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. Our typical online courses last for 30 hours and each session normally lasts 15 minutes or less. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded video tapes. In June 2008, we entered into an agreement with Coca-Cola (China) Beverages Ltd. to jointly develop an e-learning platform offering vocational training to Coca-Cola system employees in China through New Oriental’s Koolearn.com online platform. Our Koolearn.com online learning management system will allow Coca-Cola management and human resource professionals to evaluate employees’ knowledge in specific subject areas and assess their progress throughout the course.

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

We employ the following marketing methods to attract new and returning students:

Speeches and Seminars. Our management, most of whom are experienced teachers and were among our earliest teachers, and our top teachers frequently give speeches at colleges, universities, high schools and middle schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops. Our speeches include direct program promotion speeches during which we directly explain the merits and advantages of our programs or general English learning methods, as well as inspirational speeches designed to motivate students to reach their full potential and strive for success. In 2007, our management and teachers gave a total of over 5,300 speeches and seminars in China.

Referrals. Historically, our student enrollments have grown primarily through word-of-mouth referrals. Our student enrollments have benefited and will continue to benefit by referrals from our extensive network of students and alumni and the successful academic and professional careers that many of them have achieved.

Distribution of Marketing Materials. We use New Oriental “booths” and “information tables” to distribute free inspirational books authored by our chief executive officer and chairman Michael Minhong Yu and others, informational brochures, posters and flyers at various on-campus events, educational expos, conferences and college and employment fairs. We also conduct extensive free information sessions to introduce our programs to our target markets.

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

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or MOE, the General Administration of Press and Publication, or GAPP, the Ministry of Industry and Information Technology, or MIIT, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

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

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. Except for our primary and secondary school in Yangzhou, which provides graduation certifications to students, none of the schools operated by New Oriental China provides a diploma or certification to students.

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

Regulations on Online Publications

GAPP and MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

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

Regulations on Internet Information Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

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

In July 2006, the MIIT posted a notice on its website entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers had until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider’s failure to do so by November 1, 2006 may result in revocation of its ICP license.

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

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. As both the Internet Audio-Video Program Measures and the press release have been promulgated only recently, there are significant uncertainties relating to their interpretation and implementation, in particular, the scope of “Internet Audio-Video Programs.”

Xuncheng Network, our affiliated entity engaging in online education services, does not possess a License for Disseminating Audio-Video Programs through Information Network. However, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release it is possible that we may be allowed to continue our current operations and re-register with SARFT or MIIT in accordance with the published guidelines. We will monitor the regulatory developments relating to the Internet Audio-Video Program Measures and we will re-register with the relevant governmental authorities if required. However, if the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

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

On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered many domain names with CNNIC.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 2008 and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

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

SAFE promulgated a new circular in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of foreign invested enterprise. This circular clarifies that RMB converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment unless otherwise allowed.

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

The new M&A rule became effective on September 8, 2006 without retroactive effect. Based on the advice of Tian Yuan Law Firm, our PRC counsel, we do not believe that CSRC approval was required for our listing on the NYSE because trading of our ADSs commenced prior to the effective date of the new M&A rule.

Tax

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new or high technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. EIT Law empowers the State Council to enact appropriate implementing rules and regulations. The State Council promulgated the new implementation rules of this EIT Law in December 2007 and the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation have promulgated other supplemental rules in April 2008 and July 2008, respectively, regarding new criteria for the granting of “new or high technology enterprises” status. According to such new rules, all enterprises which have been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to the preferential tax treatments. The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may have a material adverse effect on our income tax expense and net income.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the PRC or pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. It is unclear whether any dividends payable to non-PRC investors will be deemed to be derived from sources within China and be subject to PRC income tax. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, the value of your investment may be materially and adversely affected.

C. Organizational Structure

Substantially all of our operations are conducted in China through our contractual arrangements with our consolidated affiliated entity, New Oriental China, and its subsidiaries, as well as our three wholly owned subsidiaries in China:

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

The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of May 31, 2008:

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. Accordingly, our wholly owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for the required education licenses and permits in China. In addition, PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. Accordingly, we conduct our education business in China through contractual arrangements with New Oriental China and its subsidiaries and shareholders. New Oriental China is our consolidated affiliated entity directly owned by our founders and/or their respective affiliates.

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

Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and learning centers and further expand our school network throughout China, as well as offer a greater variety of courses, including smaller-size classes. Specifically, we opened six new schools in fiscal year 2008. In addition, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes, such as “Pop Kids” English classes for kindergarten through sixth grade students with 10 to 25 students per class and higher-end “Elite English” classes for adults and children of high-income families with one to 10 students per class. Our planned expansion will result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. We have launched our new computerized enrollment system to timely track course enrollment and other relevant operating data across our school network. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our growth. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

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

Net Revenues. In the fiscal years ended May 31, 2006, 2007 and 2008, we generated total net revenues of US$94.5 million, US$132.6 million and US$201.0 million, respectively. Our revenues are net of PRC business taxes and related surcharges, as well as scholarships and refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 93.7%, 93.2% and 91.5% of our total net revenues in the fiscal years ended May 31, 2006, 2007 and 2008, respectively; and

•	books and others, which accounted for 6.3%, 6.8% and 8.5% of our total net revenues in the fiscal years ended May 31, 2006, 2007 and 2008, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education, online education and post-secondary education. Revenues from language training courses and test preparation courses accounted for 89.2%, 88.3% and 87.6% respectively, of our total net revenues in the fiscal years ended May 31, 2006, 2007 and 2008.

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

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training and overseas admissions and assessment test preparation, the quality of our instruction and the variety of our programs, services and products. For the past seven years, our revenue growth has been driven primarily by increased enrollments in our English language training courses and test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. Our courses generally have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter from December 1 to February 28 each year, primarily because many students enroll in our language training and other courses during the winter school holidays. We expect this seasonality enrollment pattern to continue, especially for most of our language training courses for college and middle school students and test preparation courses.

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

A significant portion of our revenues has been derived from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests by educational institutions and governmental authorities both in China and abroad. If the use of admissions and assessment tests declines or falls out of favor with educational institutions, government authorities and other entities, the markets for our test preparation courses will shrink and our business may be materially and adversely affected. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and CET 6 exams, which, among other things, limits these exams only to college students starting from 2007. As a result, the total number of students who started our CET 4 and CET 6 exam preparation courses decreased from approximately 180,000 in calendar year 2004 to approximately 140,000 in calendar year 2005. However, the number of students who started our CET 4 and CET 6 exam preparation courses in calendar year 2006 increased slightly as compared to 2005. In 2007, the number of students who enrolled in our CET 4 and CET 6 exam preparation courses increased to approximately 190,000. We are currently not aware of any other proposed reforms by the PRC regulatory authorities concerning admissions and assessment tests that would materially and adversely affect our domestic test preparation business.

Books and Others. We distribute and sell books and other educational materials developed or licensed by us through our own distribution channels, which consist of our bookstores and websites, and also through third-party distributors. We normally provide books and other educational materials that are required for our courses and do not separately charge students for these items. We recognize revenues from sales of books and other educational materials when the products are sold to end customers. As we believe successful content development is important to the success of our business in China, we intend to continuously enhance the quality and breadth of our education content offerings and distribute more books and other educational materials through our own bookstores, as well as third-party distributors, including over 5,000 bookstores. Accordingly, we expect revenues from sales of books and other educational materials to continue to increase in the future.

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

	For the Year Ended May 31,
(in thousands except percentages)	2006		2007		2008
	US$	%	US$	%	US$	%
Net revenues	94,522	100	132,603	100	201,003	100
Operating costs and expenses:
Cost of revenues	(39,378)	(41.7)	(53,744)	(40.5)	(77,219)	(38.4)
Selling and marketing	(10,077)	(10.7)	(16,549)	(12.5)	(25,617)	(12.7)
General and administrative	(37,569)	(39.7)	(36,218)	(27.3)	(52,832)	(26.3)

Total operating costs and expenses	(87,024)	(92.1)	(106,511)	(80.3)	(155,668)	(77.4)

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

	For the Year Ended May 31,
(in thousands except percentages)	2006		2007		2008
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
Cost of revenues	48	0.6	277	6.0	707	8.1
Selling and marketing	173	2.2	109	2.3	226	2.6
General and administrative	7,688	97.2	4,261	91.7	7,809	89.3

In the fiscal years ended May 31, 2006, 2007 and 2008, we issued 4,572,500, nil and nil restricted shares, respectively, to our employees, directors and consultants for services rendered by them. These shares vested immediately on the date of grant. In addition, we adopted the 2006 Share Incentive Plan in January 2006, under which we are authorized to, starting from 2006, issue share options to purchase up to 8,000,000 common shares to our employees, directors and consultants in 2006, as well as additional options in future periods. We have granted options to purchase a total of 12,766,000 common shares to our employees and directors of which options to purchase 1,210,907 common shares have been forfeited. We also granted 2,872,000 non-vested equity shares in 2008 of which 762,044 common shares have been forfeited. In December 2004, the Financial Accounting Standards Board, or FASB, issued statement of accounting standards, or SFAS No. 123(R) “Share-Based Payment,” effective January 1, 2006. Accordingly, we have adopted the provisions of SFAS 123(R) for the share options granted in 2006. SFAS 123(R) requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

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

Other than our primary and secondary schools, our subsidiaries and affiliated entities in China are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges, and a value-added tax at varying rates ranging from 4% to 17% on gross revenues from sales of books, educational software and other products. With regard to income tax, according to the Implementation Rules for The Law for Promoting Private Education (2004), private schools that do not require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. As a result, preferential tax treatments for our schools vary among different cities. In some cities, our schools are subject to a standard enterprise income tax rate of 33% through 2007 and 25% from 2008 onwards, while in other cities, our schools are subject to a 1.5% to 3.5% tax on gross receipts in lieu of the standard enterprise income tax or are exempted from the enterprise income tax. Among our schools in the four major cities from which we derived a majority of our revenues in each of the past four years ended December 31, 2007, our school in Wuhan is subject to the 33% standard enterprise income tax (which was reduced to 25% from January 1, 2008 onwards). New Oriental China’s subsidiaries other than schools are either subject to the standard enterprise income tax rate, which was 33% through 2007 and 25% from 2008, or subject to various preferential income tax rates approved by local taxation authorities.

New Oriental China and our three wholly owned subsidiaries in China are certified “new or high-technology enterprises” located in a high-tech zone in Beijing as their primary sources of revenues are educational software development and educational technology development and implementation. However, the new implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008, respectively, have provided new criteria for such “new or high technology enterprises” and all enterprises which have been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments. As a result, New Oriental China was exempted from enterprise income tax from 2002 to 2004, is subject to a 7.5% enterprise income tax in 2005, 2006 and 2007, and will be subject to a preferential enterprise income tax after 2007 as long as it continues to qualify as a “new or high-technology enterprise” upon re-examination according to the EIT Law and its relevant new rules. Each of our three wholly owned subsidiaries in China was established in 2005 and thus is exempted from enterprise income tax from 2005 to 2007, and will be subject to a 7.5% enterprise income tax from 2008 to 2010 and a preferential enterprise income tax thereafter as long as it continues to qualify as a “new or high-technology enterprise” upon re-examination according to the EIT Law and its relevant rules. However, we cannot ensure that our wholly owned subsidiaries in China or New Oriental China will be granted the “new or high-technology enterprise” status according to the EIT Law and its relevant rules.

Preferential tax treatments granted to our schools by local governmental authorities are subject to review and may be adjusted or revoked at any time. In addition, if the government regulations or authorities were to phase out preferential tax benefits currently granted to “new or high-technology enterprises,” New Oriental China and our wholly owned subsidiaries in China were subject to the standard statutory tax rate, which was 33% through 2007 and would be subject to the 25% uniform statutory tax rate from 2008 onwards. The discontinuation of any preferential tax treatments currently available to our schools, especially those schools in major cities, and to New Oriental China and our wholly owned subsidiaries, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

Disposition of Liandong Weiye

We established Beijing Liandong Weiye Technology Development Co., Ltd, or Liandong Weiye, a company engaged in the wireless application protocol, or WAP, business, in 2000. We and Yongqiang Qian, a former director of our company, owned 96.2% and 3.8% in Liandong Weiye, respectively, prior to March 2005. As a result of our annual strategic planning and business planning process in November and December 2004, we decided to focus on our core business of providing educational services and to divest businesses unrelated to educational services. As a result, we decided to either dispose of our WAP business or cease our WAP-related operations in an expedited manner. In March 2005, we sold a 56.2% interest in Liandong Weiye to Mr. Qian for a cash consideration of US$0.6 million (RMB5.1 million), which represented the book value of the net assets sold. This price was determined based on our extensive negotiations with Mr. Qian and approved by all of our non-interested directors. Accordingly, no gain or loss was recorded as a result of this transaction. In August 2005, we disposed of the remaining interest in Liandong Weiye by spinning off this interest to a newly created entity that was owned by the same shareholders of our company for nil consideration. This transaction was recorded as a sale of assets between entities under common control. Accordingly, we recorded a dividend in kind of US$3.1 million (RMB25.5 million), which represented the fair value of our equity interest in Liandong Weiye as of the spin-off date.

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

	For the Year Ended May 31,
(in thousands US$)	2006	2007	2008
Net revenues:
Educational programs and services	88,538	123,543	183,917
Books and others	5,984	9,060	17,086

Total net revenues	94,522	132,603	201,003
Operating costs and expenses(1):
Cost of revenues	(39,378)	(53,744)	(77,219)
Selling and marketing	(10,077)	(16,549)	(25,617)
General and administrative	(37,569)	(36,218)	(52,832)

Total operating costs and expenses	(87,024)	(106,511)	(155,668)

Operating income	7,498	26,092	45,335

Other income (expense), net	(904)	4,209	7,149

Provision for income tax	(1,709)	(1,830)	(3,644)

Income from continuing operations	4,884	28,599	49,013

Income from discontinued operations	1,177	—	—

Net income	6,061	28,599	49,013

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands US$)	2006	2007	2008
Cost of revenues	48	277	707
Selling and marketing	173	109	226
General and administrative	7,688	4,261	7,809

Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended May 31, 2007

Net Revenues. Our total net revenues increased by 51.6% from US$132.6 million for the fiscal year ended May 31, 2007 to US$201.0 million for the fiscal year ended May 31, 2008. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 48.9% from US$123.5 million for the fiscal year ended May 31, 2007 to US$183.9 million for the fiscal year ended May 31, 2008. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$117.1 million in the fiscal year ended May 31, 2007 to US$176.1 million in the fiscal year ended May 31, 2008, and, to a lesser extent, the increase in average revenues per student in the fiscal year ended May 31, 2008 as more students took smaller-size classes with higher course fees. The increase in revenues from language training courses was mainly attributable to the increase in the number of students who completed our courses from approximately 566,000 in the fiscal year ended May 31, 2007 to approximately 711,000 in the fiscal year ended May 31, 2008, and in particular, the increased number of students who completed our language training courses for children and middle school and high school students. The increase in revenues from test preparation courses was mainly attributable to an increase in the number of students who completed our test preparation courses from approximately 440,000 in the fiscal year ended May 31, 2007 to approximately 517,000 in the fiscal year ended May 31, 2008.

•

Books and Others. Net revenues from sales of books and other educational materials and services increased by 88.6% from US$9.1 million in the fiscal year ended May 31, 2007 to US$17.1 million in the fiscal year ended May 31, 2008, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2008, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 46.2% from US$106.5 million in the fiscal year ended May 31, 2007 to US$155.7 million in the fiscal year ended May 31, 2008. This increase resulted from increases in all of our operating cost and expense line items.

•

Cost of Revenues. Our cost of revenues increased by 43.7% from US$53.7 million in the fiscal year ended May 31, 2007 to US$77.2 million in the fiscal year ended May 31, 2008. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired over 900 new teachers during the fiscal year ended May 31, 2008, and an increase in our rental payments as we had leased facilities for 41 schools and 207 learning centers as of May 31, 2008, as compared to 35 schools and 130 learning centers as of May 31, 2007.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 54.8% from US$16.5 million in the fiscal year ended May 31, 2007 to US$25.6 million in the fiscal year ended May 31, 2008. This increase was primarily due to the addition of approximately 330 new sales and marketing employees and increased marketing and promotional expenses in connection with opening new schools and learning centers during the fiscal year ended May 31, 2008.

•

General and Administrative Expenses. Our general and administrative expenses increased by 45.9% from US$36.2 million in the fiscal year ended May 31, 2007 to US$52.8 million in the fiscal year ended May 31, 2008. This increase was primarily due to the US$7.8 million share-based compensation charge that we incurred in the fiscal year ended May 31, 2008 compared to US$4.3 million in the fiscal year ended May 31, 2007, as well as the addition of 312 new employees in our management departments.

Other Income, Net. Our other income increased by 69.9% from US$4.2 million in the fiscal year ended May 31, 2007 to US$7.1 million in the fiscal year ended May 31, 2008. This increase was primarily due to interest from our increased bank deposit balance of working capital and the increased interest income derived from the proceeds of our public offerings.

Provision for income tax. Our income tax expense increased by 99.1% from US$1.8 million in the fiscal year ended May 31, 2007 to US$3.6 million in the fiscal year ended May 31, 2008. This increase was primarily due to increased taxable income and increased income tax rate for New Oriental China, Beijing Hewstone and Beijing Decision due to the expiry of the preferential tax rate for “new or high-technology enterprise” on December 31, 2007.

Net Income. As a result of the foregoing, our net income increased to US$49.0 million for the fiscal year ended May 31, 2008 from US$28.6 million for the fiscal year ended May 31, 2007.

Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006

Net Revenues. Our total net revenues increased by 40.3% from US$94.5 million for the fiscal year ended May 31, 2006 to US$132.6 million for the fiscal year ended May 31, 2007. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 39.5% from US$88.5 million for the fiscal year ended May 31, 2006 to US$123.5 million for the fiscal year ended May 31, 2007. This increase was primarily due to the growth in revenues from language training and test preparation courses US$84.4 million in the fiscal year ended May 31, 2006 to US$117.1 million in the fiscal year ended May 31, 2007, and, to a lesser extent, the increase in average revenues per student in the fiscal year ended May 31, 2007 as more students took smaller-size classes with higher course fees. The increase in revenues from language training courses was mainly attributable to the increase in the number of students who completed our courses from approximately 487,000 in the fiscal year ended May 31, 2006 to approximately 569,000 in the fiscal year ended May 31, 2007, and in particular, the increased number of students who completed our language training courses for children and middle school and high school students. The increase in revenues from test preparation courses was mainly attributable to an increase in the number of students who completed our test preparation courses from approximately 372,000 in the fiscal year ended May 31, 2006 to approximately 441,000 in the fiscal year ended May 31, 2007.

•

Books and Others. Net revenues from sales of books and other educational materials and services increased by 51.4% from US$6.0 million in the fiscal year ended May 31, 2006 to US$9.1 million in the fiscal year ended May 31, 2007, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2007, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 22.4% from US$87.0 million in the fiscal year ended May 31, 2006 to US$106.5 million in the fiscal year ended May 31, 2007. This increase resulted from increases in all of our operating cost and expense line items.

•

Cost of Revenues. Our cost of revenues increased by 36.5% from US$39.4 million in the fiscal year ended May 31, 2006 to US$53.7 million in the fiscal year ended May 31, 2007. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired approximately 630 new teachers during the fiscal year ended May 31, 2007, and an increase in our rental payments as we had leased facilities for 35 schools and 130 learning centers as of May 31, 2007, as compared to 25 schools and 111 learning centers as of May 31, 2006.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 64.2% from US$10.1 million in the fiscal year ended May 31, 2006 to US$16.5 million in the fiscal year ended May 31, 2007. This increase was due to a refinement of our accounting process which we implemented in 2006 to allocate some of our personnel and other expenses, which had been previously included in our general and administrative expenses, to our selling and marketing expenses. This increase was also due to the increased marketing and promotional expenses in connection with opening new schools and learning centers during the fiscal year ended May 31, 2007.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 3.6% from US$37.6 million in the fiscal year ended May 31, 2006 to US$36.2 million in the fiscal year ended May 31, 2007. The decrease was primarily due to the US$7.7 million stock-based compensation charge we incurred in the fiscal year ended May 31, 2006 compared to US$4.3 million in the fiscal year ended May 31, 2007. This decrease is primarily attributable to the over two million restricted shares that we issued to our employees, directors and consultants in our fiscal year ended May 31, 2006. The implementation of the refined accounting process described above also contributed to this decrease.

Other Income (Expense), Net. We had other expense US$0.9 million in the fiscal year ended May 31, 2006 which was primarily interest expense as compared with other income of US$4.2 million in the fiscal year ended May 31, 2007 primarily because we had interest income of US$4.7 million in the fiscal year ended May 31, 2007 mainly from the proceeds of our initial public offering and follow-on public offering.

Provision for income tax. Our income tax expense increased by 7.1% from US$1.7 million in the fiscal year ended May 31, 2006 to US$1.8 million in the fiscal year ended May 31, 2007. This increase was primarily due to increased taxable income, partially offset by the reduced effective tax rate as more taxable income was generated in our wholly owned PRC subsidiaries that were still exempted from income tax.

Discontinued Operations. Income from discontinued operations decreased from US$1.2 million for the fiscal year ended May 31, 2006 to nil for the fiscal year ended May 31, 2007, because we disposed of our remaining interests in Liandong Weiye in August 2005, and there were no other discontinued operations during the fiscal year ended May 31, 2007.

Net Income. As a result of the foregoing, our net income increased to US$28.6 million for the fiscal year ended May 31, 2007 from US$6.1 million for the fiscal year ended May 31, 2006.

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

Net revenues from our language training and test preparation courses accounted for 89.2%, 88.3% and 87.6%, respectively, of our total net revenues in the fiscal years ended May 31, 2006, 2007 and 2008. Net revenues from our primary and secondary school education accounted for 4.1%, 3.7% and 3.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2006, 2007 and 2008. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary school ratably over the corresponding academic year.

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

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands US$)	2006	2007	2008
Net revenues of reportable segments:
Language training and test preparation courses	84,359	117,140	176,065
Primary and secondary education	3,843	4,869	6,369

Total net revenues of reportable segments	88,202	122,009	182,434

Total net revenues of our company	94,522	132,603	201,003

Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(32,162)	(43,545)	(65,753)
Primary and secondary education	(2,542)	(4,728)	(4,777)

Selling and marketing:
Language training and test preparation courses	(7,319)	(10,915)	(18,209)
Primary and secondary education	(44)	(124)	(230)

General and administrative:
Language training and test preparation courses	(17,686)	(18,710)	(27,686)
Primary and secondary education	(2,466)	(1,496)	(1,908)

Total operating costs and expenses of reportable segments	(62,219)	(79,518)	(118,563)

Total operating costs and expenses of our company	(87,024)	(106,511)	(155,668)

Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended May 31, 2007

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 50.3% from US$117.1 million for the fiscal year ended May 31, 2007 to US$176.1 million for the fiscal year ended May 31, 2008, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended May 31, 2007—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 30.8% from US$4.9 million for the fiscal year ended May 31, 2007 to US$6.4 million for the fiscal year ended May 31, 2008, primarily due to an increase in the number of students as we offered additional grades and classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 51.0% from US$43.5 million for the fiscal year ended May 31, 2007 to US$65.8 million for the fiscal year ended May 31, 2008, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended May 31, 2007—Operating Costs and Expenses—Cost of Revenues.”

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased by 1.0% from US$4.7 million for the fiscal year ended May 31, 2007 to US$4.8 million for the fiscal year ended May 31, 2008.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 66.8% from US$10.9 million for the fiscal year ended May 31, 2007 to US$18.2 million for the fiscal year ended May 31, 2008, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended May 31, 2007—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased by 85.5% from US$0.1 million for the fiscal year ended May 31, 2007 to US$0.2 million for the fiscal year ended May 31, 2008, primarily due to the increased marketing expenses in connection with the new grade years offered by the primary and secondary school during the fiscal year ended May 31, 2008.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 48.0% from US$18.7 million for the fiscal year ended May 31, 2007 to US$27.7 million for the fiscal year ended May 31, 2008, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended May 31, 2007—Operating Costs and Expenses—General and Administrative Expenses.”

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 27.5% from US$1.5 million for the fiscal year ended May 31, 2007 to US$1.9 million for the fiscal year ended May 31, 2008. This increase is primarily due to the addition of new employees for the management of schools.

Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 38.9% from US$84.4 million for the fiscal year ended May 31, 2006 to US$117.1 million for the fiscal year ended May 31, 2007, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 26.7% from US$3.8 million for the fiscal year ended May 31, 2006 to US$4.9 million for the fiscal year ended May 31, 2007, primarily due to an increase in the number of students as we offered additional grade years and classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 35.4% from US$32.2 million for the fiscal year ended May 31, 2006 to US$43.5 million for the fiscal year ended May 31, 2007, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006—Operating Costs and Expenses—Cost of Revenues” except for the completion of construction of our primary and secondary school.

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased by 86.0% from US$2.5 million for the fiscal year ended May 31, 2006 to US$4.7 million for the fiscal year ended May 31, 2007 due to our expanded operational scale as well as the increase in depreciation of our school facilities.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 49.1% from US$7.3 million for the fiscal year ended May 31, 2006 to US$10.9 million for the fiscal year ended May 31, 2007, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased by 181.8% from US$44,000 for the fiscal year ended May 31, 2006 to US$0.1 million for the fiscal year ended May 31, 2007, primarily due to the increased marketing expenses in connection with the new grade years offered by the primary and secondary school during the fiscal year ended May 31, 2007.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 5.8% from US$17.7 million for the fiscal year ended May 31, 2006 to US$18.7 million for the fiscal year ended May 31, 2007, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2007 Compared to Fiscal Year Ended May 31, 2006—Operating Costs and Expenses—General and Administrative Expenses.”

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education decreased by 39.3% from US$2.5 million for the fiscal year ended May 31, 2006 to US$1.5 million for the fiscal year ended May 31, 2007. This decrease is primarily due to the fact that the depreciation expense of our school facilities was re-defined as operating costs rather than general and administrative expenses.

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

Share-based Compensation

Prior to January 2006, we did not issue any share options to our employees, directors and consultants. In January 2006, we adopted the 2006 Share Incentive Plan under which we have granted a total of 12,766,000 share options and 2,872,000 non-vested equity shares. Accordingly, we recorded share-based compensation based on the SFAS 123(R) grant date fair value requirements.

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

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more than likely that a portion of or all of the deferred tax assets will not be realized.

Significant management judgment is required in determining our provisions for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income as determined by the jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

On June 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109,”or FIN 48. We did not have any unrecognized tax benefits during the periods presented in this annual report and accordingly, there has not been any adjustment to our retained earnings as a result of our implementation of FIN 48. We do not expect that any adjustment to our retained earnings as a result of changes in unrecognized tax benefits will be material. We recognize interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties accrued related to uncertain tax positions. Our tax years from 2001 to 2007 are subject to examination by the tax authorities.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities, which consisted of our private placement of preferred shares to investors, bank borrowings, our initial public offering and our additional public offering. As of May 31, 2008, we had US$208.4 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its subsidiaries are paid to us pursuant to our contractual arrangements with New Oriental China and its subsidiaries for our technical and teaching support, enrollment system development and other services.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened six new schools in fiscal year 2008, and plan to open additional new schools in 2009 depending on local market conditions of the new markets we plan to enter. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include the installation of a new enrollment system to timely track course enrollments and other relevant operating data across our school network. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we received from our public offerings will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands US$)	2006	2007	2008
Net cash provided by operating activities	24,813	57,747	76,708
Net cash used in investing activities	(14,429)	(10,699)	(59,775)
Net cash (used in) provided by financing activities	(19,691)	122,294	(19,261)
Effect of foreign exchange rate changes	1,144	2,410	6,372
Net change in cash and cash equivalents	(8,163)	171,752	4,044

Cash and cash equivalents at beginning of period	40,807	32,644	204,396

Cash and cash equivalents at end of the period	32,644	204,396	208,440

We have financed our operating activities and our growth primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations beyond the next twelve months with operating cash flow, existing cash balances and the net proceeds from our initial public offering and our additional public offering.

Net cash provided by operating activities amounted to US$76.7 million in the fiscal year ended May 31, 2008 as compared to US$57.7 million in the fiscal year ended May 31, 2007 and US$24.8 million in the fiscal year ended May 31, 2006. Net cash provided by operating activities in the fiscal year ended May 31, 2008 was primarily attributable to the following factors: (i) net income of US$49.0 million, (ii) an add-back of non-cash items, such as US$7.7 million in depreciation and amortization and US$8.7 million in share-based compensation expense, (iii) an increase in deferred revenues in the amount of US$10.9 million due to the increased amount of course fees received during the period, and (iv) an increase in accrued expenses and other current liabilities, such as payroll payable and withhold individual tax, in the amount of US$7.5 million. Net cash provided by operating activities in the fiscal year ended May 31, 2007 was primarily attributable to the following factors: (i) net income of US$28.6 million, (ii) an add-back of non-cash items, such as US$6.8 million in depreciation and amortization and US$4.6 million in share-based compensation expense and (iii) an increase in deferred revenues in the amount of US$11.0 million due to the increased amount of course fees received during the period, and (iv) an increase in accrued expenses and other current liabilities in the amount of US$8.6 million, such as payroll payable. Net cash provided by operating activities in the fiscal year ended May 31, 2006 was primarily attributable to the following factors

(i) net income of US$6.1 million, (ii) an add-back of non-cash items, such as US$5.1 million in depreciation, and (iii) an increase in deferred revenues in the amount of US$6.7 million due to the increased amount of course fees received during the period.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools, which we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools and equipment used in our operations and our investment in term deposits.

Net cash used in investing activities amounted to US$59.8 million in the fiscal year ended May 31, 2008 as compared to US$10.7 million in the fiscal year ended May 31, 2007 and US$14.4 million in the fiscal year ended May 31, 2006. Net cash used in investing activities in the fiscal year ended May 31, 2008 was primarily attributable to the following factors: the term deposit in the amount of US$46.9 million and the purchase of property and equipment in the amount of US$11.4 million in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2007 was primarily attributable to the following factors: term deposit in the amount of US$2.9 million and the purchase of plant and equipment in the amount of US$7.9 million in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2006 primarily related to our purchase of property, plant and equipment in the amount of US$11.6 million in connection with the expansion of our school network.

Financing Activities

Our financing activities consist of our public offerings and historical issuance and sale of Series A convertible preferred shares to investors, and bank borrowings. Net cash used in financing activities amounted to US$19.3 million in the fiscal year ended May 31, 2008 as compared to net cash provided by financing activities of US$123.3 million in the fiscal year ended May 31, 2007 and net cash used in financing activities of US$19.7 million in the fiscal year ended May 31, 2006. Net cash used in financing activities in the fiscal year ended May 31, 2008 was primarily attributable to the repurchase of 451,700 of our ADSs, representing 1,806,800 of our common shares. Net cash provided by financing activities in the fiscal year ended May 31, 2007 was primarily attributable to our proceeds from our initial public offering in the amount of US$119.0 million. Net cash used in financing activities in the fiscal year ended May 31, 2006 was primarily attributable to our repayment of short-term and long-term debt in the amount of US$17.9 million, our payment of dividend in the amount of US$7.9 million to our shareholders, partially offset by the US$4.9 million proceeds from short-term borrowings and US$1.2 million in proceeds from the issuance of restricted shares to our employees.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures were US$11.6 million, US$7.9 million and US$11.4 million in the fiscal years ended May 31, 2006, 2007 and 2008, respectively. Our operating results in the year ended May 31, 2005 and 2006 have been affected by capital expenditures relating to our acquisition of land use rights and the premises to build our new headquarter in Beijing and new schools and learning centers in Beijing, Xi’an, Tianjin and Yangzhou. The rapid expansion of our network of schools, learning centers and bookstores has also required significant investment. We incurred capital expenditures in the amount of US$11.4 million in the fiscal year ending May 31, 2008 in connection with our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from June 1, 2006 to May 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2008:

	Payment due by May 31,
(in thousands US$)	Total	2009	2010	2011	2012	2013	Thereafter
Operating Lease Obligations	91,943	21,920	19,474	17,251	1,2647	9,341	11,310
Purchase and leasehold improvements Obligations	964	964	—	—	—	—	—

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	46	Chairman and Chief Executive Officer
Louis T. Hsieh	44	Director and Chief Financial Officer
Chenggang Zhou	46	Executive Vice President
Xiangdong Chen	37	Senior Vice President
Robin Yanhong Li	39	Independent Director
Denny Lee	40	Independent Director
John Zhuang Yang	54	Independent Director

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

Dr. John Zhuang Yang has served as our independent director since September 3, 2007. Dr. Yang is currently the International Dean of the Beijing International M.B.A. Program at Peking University. He also serves as an Adjunct Professor of Management at the China Center for Economic Research at Peking University and Associate Dean and Associate Professor of Management at Fordham University. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2008, we paid an aggregate of US$907,217 in cash to our senior executive officers, and we paid an aggregate of US$46,000 to our non-executive directors.

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

2006 Share Incentive Plan

On January 20, 2006, we adopted a 2006 Share Incentive Plan, or the 2006 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 8,000,000 shares, plus (i) 5,000,000 shares added on January 1, 2007, (ii) 5,000,000 shares added on January 1, 2008 and (iii) an annual increase on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of the number of shares outstanding as of such date, and (z) a lesser number of shares determined by the administrator of the 2006 Plan. In the event that the aggregate number of shares which may be issued pursuant to all the awards granted by us in any given year has reached the maximum amount allowed in such year, we may, during such year, grant additional awards to entitle the recipients thereto to acquire up to 2,000,000 shares, or the extra shares, provided that the maximum aggregate number of shares which may be issued pursuant to all awards for the following year will be reduced by the number of the extra shares underlying the awards granted in the previous year.

The following table summarizes, as of the date of this annual report, the share options and restricted shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Options Granted		Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Michael Minhong Yu	*	†			1/24/08	8/1/12
Louis T. Hsieh	*		US$	2.02	2/28/06	2/28/16
	*		US$	2.38	7/21/06	7/21/16
	*		US$	3.75	9/7/06	9/7/16
	*		US$	8.75	3/5/07	3/5/17
	*	†			1/24/08	8/1/12
Chenggang Zhou	*		US$	2.02	2/28/06	2/28/16
	*		US$	8.75	3/5/07	3/5/17
	*	†	US$		1/24/08	8/1/12
Xiangdong Chen	*		US$	2.02	2/28/06	2/28/16
	*		US$	8.75	3/5/07	3/5/17
	*	†			1/24/08	8/1/12
Robin Yanhong Li	*		US$	2.38	7/21/06	7/21/16
Denny Lee	*		US$	2.38	7/21/06	7/21/16
John Zhuang Yang	*	†			1/24/08	8/1/12
Other individuals as a group	4,979,500		US$	2.02	2/28/06	2/28/16
	1,020,000		US$	2.38	7/21/06	7/21/16
	2,906,500		US$	8.75	3/5/07	3/5/17
	20,000	†			1/24/08	8/1/12
	152,000	†			3/11/08	4/20/09

*	Less than 1% of our total outstanding voting securities.
†	Restricted share awards.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

•

restricted shares, which are common shares issued to the grantee that are subject to transfer restrictions, right of first refusal, repurchase, forfeiture, and other terms and conditions as established by our plan administrator; and restricted share units, which may be earned upon the passage of time or the attainment of performance criteria and which may be settled for cash, common shares or other securities, or a combination of cash, common shares or other securities as established by our plan administrator;

•	share appreciation rights, which entitle the grantee the right to common shares or cash compensation measured by the appreciation in the value of common shares; and

•	dividend equivalent rights, which entitle the grantee to compensation measured by dividends paid with respect to common shares.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. John Zhuang Yang, Mr. Robin Yanhong Li and Mr. Denny Lee. Dr. Yang is the chairman of our nominating and corporate governance committee. All of the members of our nominating and corporate governance committee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D. Employees

We had 2,559, 3,176 and 4,617 full time employees and 1,488, 2,155 and 2,737 contract teachers and staff as of May 31, 2006, 2007 and 2008, respectively. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 31, 2008, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	31,000,000	20.55
Louis T. Hsieh	*	*
Chenggang Zhou	*	*
Xiangdong Chen	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	32,917,197	21.63
Principal Shareholders:
Tigerstep Developments Limited(5)	31,000,000	20.55

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment owner with respect to the securities.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 150,873,599, being the number of ordinary shares outstanding as of August 31, 2008, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.
(3)	Includes 31,000,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu. Mr. Yu disclaims beneficial ownership of all the shares held by Tigerstep Developments Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.
(4)	Includes ordinary shares, restricted shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after the date of this annual report held by all of our directors and senior executive officers as a group.
(5)	Tigerstep Developments Limited, a company incorporated in the Brigish Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

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

Building Lease. Pursuant to the building lease dated as of July 1, 2005 between the Beijing Judgment and Tianjin New Oriental School, Beijing Judgment agreed to lease its building located in Nankai District, Tianjin to Tianjin New Oriental School for the school’s use in carrying out its language training and teaching business. The total annual rent paid by Tianjin New Oriental School to Beijing Judgment is approximately US$0.2 million. The term of this lease is five years from the date thereof.

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

Transactions with Certain Related Parties

In December 2004, we entered into a share transfer agreement with our then director Mr. Yongqiang Qian to transfer our 56.2% equity interest in Liandong Weiye, a former subsidiary of New Oriental China engaging primarily in the wireless application protocol business, to Mr. Qian for US$0.6 million in cash. This transfer was effected in order for us to focus our core business of educational services. The disposal was completed in March 2005, when control of Liandong Weiye was passed to Mr. Qian.

Beijing Century Friendship Education Investment Co., Ltd., or Beijing Century, a corporation controlled by our Chairman and Chief Executive Officer Mr. Michael Minhong Yu, made loans to us in the past in an aggregate amount of US$1.3 million in 2004 and US$94,845 in 2005. The loans were used to fund the establishment of a new school and our operational cash needs. The loans were unsecured, non-interest bearing and payable on demand. We repaid all the loans in full by May 31, 2006.

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

Dividend Policy

We declared an annual dividend of RMB0.05 (US$0.01), RMB0.27 (US$0.03) and RMB0.65 (US$0.08) per share, respectively, to holders of our common shares in our fiscal years 2003, 2004 and 2005. We declared an annual dividend of RMB0.59 (US$0.07) per share to holders of our common shares and preferred shares in our fiscal year 2006. We have no present plan to declare any dividends on our shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

A. Offering and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing four of our common shares, have been listed on the NYSE since September 7, 2006. Our ADSs trade under the symbol “EDU.” For the period from September 7, 2006 to October 22, 2008 the trading price of our ADSs on the NYSE has ranged from US$20.80 to US$92.15 per ADS. The following table provides the high and low trading prices for our ADSs on the NYSE for each of the months since our initial public offering.

		Trading Price
		High	Low
		US$	US$
Monthly Highs and Lows
2006	(from September 7)

	September (from September 7)	28.31	20.80
	October	28.40	23.10
	November	35.60	24.88
	December	37.96	32.00
2007
	January	39.62	32.80
	February	44.80	34.19
	March	43.85	34.60
	April	49.46	40.00
	May	50.20	42.70
	June	54.60	44.38
	July	59.67	45.15
	August	56.41	42.89
	September	66.64	52.53
	October	92.15	61.56
	November	88.25	62.32
	December	91.77	72.20
2008	(through October 22)
	January	86.49	45.31
	February	63.85	52.00
	March	69.69	55.52
	April	75.92	61.00
	May	81.59	65.40
	June	71.52	58.00
	July	76.74	53.01
	August	78.91	67.25
	September	76.43	58.00
	October (through October 22)	64.65	51.00

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

Passive Foreign Investment Company

Although it is not clear how the contractual arrangements between us and our variable interest entities will be treated for purpose of the passive foreign investment company, or PFIC, rules, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ending May 31, 2008. Our PFIC status for our current taxable year ending May 31, 2008 will not be determinable until the close of such taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is May 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 19.3% appreciation of the RMB against the U.S. dollar by May 30, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we received from our additional public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of US$1 million as of May 31, 2008 into RMB at the exchange rate of US$1.00 for RMB6.9400 as of May 30, 2008, this cash balance would have been RMB6.94 million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB6.87 million as of May 31, 2008. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of Statement 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. We are currently evaluating whether the adoption of SFAS No. 157 will have a material effect on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 will have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination.” This standard replaces SFAS No. 141, “Business Combination.” The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period on or after December 15, 2008. An entity may not apply SFAS No. 141R before that date. We are currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements,” to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on our consolidated financial position, results of operations or cash flows.

In March 2008, The FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We have not yet begun the process of assessing the potential impact of the adoption of FASB No. 161 may have on our consolidated financial position or results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management concluded that the company’s disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, our management evaluated the effectiveness of the internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of May 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2008 of the Group and our report dated October 23, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” and the change of reporting currency from Renminbi to United States dollars.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

October 23, 2008

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

	For the Year Ended May 31,
(in US$ thousands)	2006	2007	2008
Audit fees(1)	384	1,368	1,300
Tax fees(2)	35	62	50

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2006.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Number Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-142190), as amended, initially filed with the Commission on August 22, 2006)

8.1*	Subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Tian Yuan Law Firm

23.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By	/s/ Michael Minhong Yu
Name:	Michael Minhong Yu
Title:	Chairman and Chief Executive Officer

Date: October 23, 2008

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of May 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2008 and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, effective on June 1, 2007, the Group adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”. In addition, as described in Note 2, effective from December 1, 2007, the Group changed its reporting currency from Renminbi to United States dollars. The accompanying financial statements and corresponding notes prior to December 1, 2007 have been restated to reflect United States dollars as the reporting currency for comparison to the financial statements for the year ended May 31, 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 23, 2008 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

October 23, 2008

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of May 31,
	2007	2008
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	204,396	208,440
Restricted cash	400	503
Term deposits	3,006	52,951
Accounts receivable, net of allowance of US$44 and US$88 for 2007 and 2008, respectively	537	880
Inventory	6,408	10,693
Deferred tax assets	—	358
Prepaid expenses and other current assets, net of allowance of US$116 and US$195 for 2007 and 2008, respectively	6,162	13,015

Total current assets	220,909	286,840
Property and equipment, net	90,575	103,098
Land use rights, net	3,255	3,509
Amounts due from related parties	44	—
Deferred tax assets, non-current	1,091	1,041
Deposit for business acquisition of Mingshitang	—	2,017
Trademark	214	236
Long term investment	2	2

Total assets	316,090	396,743

LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	5,657	7,033
Accrued expenses and other current liabilities	17,959	28,879
Income taxes payable	2,016	2,755
Amounts due to related parties	12	6
Deferred revenue	43,228	59,213

Total current and total liabilities	68,872	97,886

Minority interest	238	177

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of May 31,
	2007	2008
	US$	US$
Commitments (Note 17)

Shareholders’ equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2007 and 2008, respectively; 152,004,707 and 152,197,907 shares issued and outstanding as of May 31, 2007 and 2008, respectively)	1,491	1,503
Additional paid-in capital	189,445	177,794
Statutory reserves	6,911	10,448
Retained earnings	43,033	88,509
Accumulated other comprehensive income	6,100	20,426

Total shareholders’ equity	246,980	298,680

Total liabilities, minority interest and shareholders’ equity	316,090	396,743

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
NET REVENUES
Educational programs and services	88,538	123,543	183,917
Books and others	5,984	9,060	17,086

Total net revenues	94,522	132,603	201,003

Operating costs and expenses
Cost of revenues	(39,378)	(53,744)	(77,219)
Selling and marketing	(10,077)	(16,549)	(25,617)
General and administrative	(37,569)	(36,218)	(52,832)

Total operating costs and expenses	(87,024)	(106,511)	(155,668)

OPERATING INCOME	7,498	26,092	45,335

OTHER INCOME (EXPENSE)
Interest income	286	4,730	8,035
Interest expense	(1,207)	(416)	—
Miscellaneous income (expense)	17	(105)	(886)

Income from continuing operations before provisions for income taxes and minority interest	6,594	30,301	52,484

Provision for income taxes:
Current	(1,985)	(2,231)	(3,839)
Deferred	276	401	195

Provision for income taxes	(1,709)	(1,830)	(3,644)

Minority interest, net of taxes	(1)	128	173

Income from continuing operations	4,884	28,599	49,013

Discontinued operations (Note 3):
Income from discontinued operations, net of taxes of US$ 208, US$nil and US$nil for 2006, 2007 and 2008, respectively	1,177	—	—

Income from discontinued operations	1,177	—	—

NET INCOME	6,061	28,599	49,013
Non-pro-rata distribution (Note 3)	(3,132)	—	—

Net income available for future distribution	2,929	28,599	49,013

Net income per share—basic (Note 15)
Non-pro-rata distribution	0.03	—	—

Net income available for future distribution	0.03	0.21	0.33

Net income per share—diluted (Note 15)
Non-pro-rata distribution	0.03	—	—

Net income available for future distribution	0.03	0.20	0.31

Weighted average shares used in calculating basic net income per share	100,000,000	134,218,191	149,992,200

Weighted average shares used in calculating diluted net income per share	111,111,111	142,093,794	156,449,101

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands, except share and per share data)

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
Cash dividends	8,040	—	—

Cash dividends per as-converted common shares	0.07	—	—

Share-based compensation expense included in:
Cost of revenues	48	277	707
Selling and marketing	173	109	226
General and administrative	7,688	4,261	7,809

Total	7,909	4,647	8,742

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Series A convertible preferred shares		Common shares				Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders' equity	Comprehensive income
	Shares	US$	Unrestricted shares	US$	Restricted shares	US$	US$	US$	US$	US$	US$	US$
Balance at June 1, 2005	11,111,111	111	92,324,778	1,000	7,675,222	—	30,925	4,676	21,780	5	58,497	—
Issuance of restricted shares to employees	—	—	—	—	—	—	9,025	—	—	—	9,025	—
Share-based compensation expense for employee share options	—	—	—	—	—	—	750	—	—	—	750	—
Transfer to statutory reserves	—	—	—	—	—	—	—	2,137	(2,137)	—	—	—
Dividends	—	—	—	—	—	—	—	—	(8,040)	—	(8,040)	—
Non-pro-rata distribution	—	—	—	—	—	—	—	—	(3,132)	—	(3,132)	—
Net income	—	—	—	—	—	—	—	—	6,061	—	6,061	6,061
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	1,852	1,852	1,852

Balance at May 31, 2006	11,111,111	111	92,324,778	1,000	7,675,222	—	40,700	6,813	14,532	1,857	65,013	7,913

Conversion of preferred shares upon the initial public offering (“IPO”)	(11,111,111)	(111)	11,111,111	111	—	—	—	—	—	—	—	—
Issuance of common shares upon IPO	—	—	34,500,000	345	—	—	118,349	—	—	—	118,694	—
Release of restricted shares to unrestricted shares	—	—	7,675,222		(7,675,222)	—	—	—	—	—	—	—
Issuance of common shares upon the follow-on public offering	—	—	2,393,596	24	—	—	23,329	—	—	—	23,353	—
Common shares converted to ADS shares for future exercises of share options (note 1)	—	—	4,000,000	—	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	—	—	11	—	—	2,332	—	—	—	2,343	—
Share-based compensation expense for employee share options	—	—	—	—	—	—	4,647	—	—	—	4,647	—
Waived rental expense by a minority shareholder	—	—	—	—	—	—	88	—	—	—	88	—
Transfer to statutory reserves	—	—	—	—	—	—	—	98	(98)	—	—
Net income	—	—	—	—	—	—	—	—	28,599		28,599	28,599
Foreign currency translation adjustment	—	—	—	—	—	—	—	—		4,243	4,243	4,243

Balance at May 31, 2007	—	—	152,004,707	1,491	—	—	189,445	6,911	43,033	6,100	246,980	32,842

Common shares converted to ADS shares for future exercises of share options or non-vested equity shares (note 1)	—	—	2,000,000	—	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	—	—	28	—	—	8,665	—	—	—	8,693	—
The vesting of non-vested equity shares	—	—		2	—	—	(2)	—	—	—	—	—
Shares repurchase (note 1)	—	—	(1,806,800)	(18)	—	—	(29,180)	—	—	—	(29,198)	—
Share-based compensation expense	—	—	—	—	—	—	8,742	—	—	—	8,742	—
Waived rental expense by a minority shareholder	—	—	—	—	—	—	124	—	—	—	124	—
Transfer to statutory reserves	—	—	—	—	—	—	—	3,537	(3,537)	—	—
Net income	—	—	—	—	—	—	—	—	49,013	—	49,013	49,013
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	14,326	14,326	14,326

Balance at May 31, 2008	—	—	152,197,907	1,503	—	—	177,794	10,448	88,509	20,426	298,680	63,339

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
Cash flows from operating activities
Net income	6,061	28,599	49,013
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment	5,064	6,806	7,727
Amortization of land use rights	68	70	76
Loss (gain) on disposal of property and equipment	22	83	(24)
Share-based compensation expense	7,909	4,647	8,742
Bad debt provision	—	160	123
Waived rental expense by a minority shareholder	—	171	243
Minority interest in continuing operations	1	(128)	(173)
Deferred income taxes	(276)	(401)	(195)
Changes in operating assets and liabilities
Accounts receivables	789	(179)	(309)
Inventory	(1,290)	(1,607)	(3,432)
Prepaid expenses and other current assets	(849)	(1,874)	(4,788)
Accounts payable	1,411	905	753
Accrued expenses and other current liabilities	(1,761)	8,575	7,547
Income taxes payable	883	793	479
Deferred revenue	6,736	10,990	10,926
Amounts due to related parties	16	—	—
Long term prepaid rent	29	137	—

Net cash provided by operating activities	24,813	57,747	76,708

Cash flows from investing activities
Restricted cash	88	(7)	(59)
Term deposits	—	(2,931)	(46,943)
Payment of a deposit for business acquisition of Mingshitang	—	—	(2,017)
Purchase of trademark	(201)	—	—
Purchase of property and equipment	(11,567)	(7,929)	(11,360)
Proceeds from disposal of property and equipment	100	139	618
Amounts due from related parties	(369)	29	—
Proceeds from a disposal of discontinued operations, net of cash disposed	(2,225)	—	—
Acquisition of nominee owners equity interests (note (1))	(255)	—	(14)

Net cash used in investing activities	(14,429)	(10,699)	(59,775)

Cash flows from financing activities
Proceeds from short-term borrowings	4,909	—	—
Repayments on short-term borrowings	(9,817)	(4,460)	—
Repayments on long-term debt	(8,084)	(19,146)	—
Payment of remaining issuance cost relating to follow on offering	—	—	(272)
Proceeds from issuance of common share upon IPO, net of US$10,392 issuance costs paid	—	118,983
Proceeds from issuance of common share upon follow on offering net of US$1,023 issuance cost paid	—	23,811	—
Proceeds from issuance of common share upon exercise of share option	—	2,332	8,274
Proceeds from issuance of restricted shares to employees	1,239	561	—
Cash paid for shares repurchase	—	—	(27,263)
Dividends paid to shareholders	(7,945)	—	—
Amounts due to related parties	7	(37)	—
Capital contribution from minority shareholders	—	250	—

Net cash (used in) provided by financing activities	(19,691)	122,294	(19,261)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
Effects of exchange rate changes	1,144	2,410	6,372

Net change in cash and cash equivalents	(8,163)	171,752	4,044
Cash and cash equivalents at beginning of year	40,807	32,644	204,396

Cash and cash equivalents at end of year	32,644	204,396	208,440

Supplement disclosure of cash flow information
Cash paid during the year for interest	2,295	513	—

Income taxes paid	1,241	1,356	3,100

Non-cash investing and financing activities:
Payable for purchase of property and equipment	4,684	2,067	2,269
Payable for share repurchase	—	—	1,935
Conversion of Series A convertible preferred shares to common shares	—	111	—
Dividends payable	96	—	—
Application of professional fees prepaid in prior year against services received during IPO process	—	289	—
Accrued issuance costs related to follow on offering	—	458	—
Dividends payable offset against amount due from a related party	—	96	—

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Beijing New Oriental Education & Technology (Group) Co., Ltd., (“New Oriental China”) was established on August 2, 2001. New Oriental China and its subsidiaries primarily conduct their businesses in the People’s Republic of China (the “PRC”).

On August 18, 2004, the shareholder group of New Oriental China established New Oriental Education & Technology Group Inc. (the “Company”) under the laws of the British Virgin Islands with initial 100,000,000 common shares. On January 25, 2006, the Company changed its corporate domicile to the Cayman Islands. The Company, its subsidiaries, its variable interest entity, New Oriental China, and the variable interest entity’s subsidiaries are collectively referred to as the “Group”, hereinafter.

The Group provides high quality training programs including English and other foreign language training and non-degree seeking vocational training to Chinese students. The Group also operates full-curriculum primary and secondary boarding schools. Products and services offerings of the Group also include book publishing, on-line education, career and study-aboard advisory services, kindergarten and educational contents distribution.

In September 2006, the Company and certain selling shareholders of the Company completed an IPO of 8,625,000 American depositary shares (“ADSs”) representing 34,500,000 of the Company’s common shares. Immediately prior to the completion of the IPO, all of the Company’s then outstanding preferred shares automatically converted into an equal number of common shares. In addition, immediately following the completion of the IPO, the Company’s memorandum of association was amended and restated to increase the Company’s total authorized share capital to 300,000,000 common shares at a par value of US$0.01 per common share.

In February 2007, the Company and certain selling shareholders of the Company completed an additional public offering and the Company issued 598,399 ADSs, representing 2,393,596 common shares as part of the offering.

In February and October 2007, the Company transferred 4,000,000 and 2,000,000 common shares, respectively, to its depositary bank representing 1,000,000 and 500,000 ADSs, to be issued to employees and non-employees upon the exercise of their vested share options or upon the vesting of non-vested equity shares (“NES”). As of May 31, 2008, 3,999,412 common shares out of these 6,000,000 common shares had been issued to employees and non-employees upon the exercise of their share options and 200,332 NES had been issued to employees upon the vesting of their shares. 1,800,256 common shares remain for future issuance.

In February 2008, the Company announced the 1,000,000 ADSs representing 4,000,000 of the company’s common shares repurchase program. As of May 31, 2008, 1,806,800 common shares had been repurchased.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of May 31, 2008, details of the Company’s subsidiaries and variable interest entity and its subsidiaries were as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational Information system and other consulting services
Beijing Judgment Education & Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and investing activities
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development and distribution and other consulting services
New Oriental Education Corporation (Canada)	January, 2002	Canada	100%	Language education
Elite Concept Holdings Limited	December 3, 2007	Hong Kong	100%	Educational Consulting

Variable interest entity of the Company:
New Oriental China	August 2, 2001	PRC	—	Education consulting, software development and distributions and other services

Subsidiaries of New Oriental China:
Beijing Haidian District Privately-Funded New Oriental School	October 5, 1993	PRC	100%	Language and post-secondary education
Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	100%	Language education
Guangzhou Haizhu District Privately-Funded New Oriental Training School	September 8, 2000	PRC	100%	Language education
Wuhan New Oriental Training School	April 24, 2002	PRC	100%	Language education
Tianjin New Oriental Training School	August 21, 2002	PRC	100%	Language education
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	100%	Language education
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	100%	Language education
Shenzhen New Oriental Training School	October 15, 2003	PRC	100%	Language education
Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	100%	Language education
Chongqing New Oriental Training School	August 15, 2003	PRC	100%	Language education
Chengdu New Oriental School	August 18, 2003	PRC	100%	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:
Xiangfan New Oriental Training School	October 26, 2004	PRC	100%	Language education
Changsha Furong District New Oriental Training School	May 25, 2005	PRC	100%	Language education
Jinan New Oriental School	May 31, 2005	PRC	100%	Language education
Taiyuan Oriental Training School	April 20, 2005	PRC	100%	Language education
Ha’er Bin Nangang District Oriental Training School	May 20, 2005	PRC	100%	Language education
Changchun Oriental Training School	July 26, 2005	PRC	100%	Language education
Hangzhou Oriental Training School	July 21, 2005	PRC	100%	Language education
Zhengzhou Oriental Training School	July 19, 2005	PRC	100%	Language education
Zhuzhou New Oriental Training School	April 30, 2006	PRC	100%	Language education
Shijiazhuang New Oriental Training School	April 3, 2006	PRC	100%	Language education
Suzhou New Oriental Training School	April 26, 2006	PRC	100%	Language education
Beijing New Oriental International Preparatory School	June 10, 2005	PRC	100%	Language education
Anshan New Oriental Training School	June 13, 2006	PRC	100%	Language education
Hefei New Oriental Foreign Language Training School	June 13, 2006	PRC	100%	Language education
Kunming Xishan New Oriental School	June 13, 2006	PRC	100%	Language education
Foshan Chancheng District New Oriental Training School	July 14, 2006	PRC	100%	Language education
Wuxi Pop kids English Training centre	August 14, 2006	PRC	100%	Language education
Fuzhou Gulou District New Oriental Training School	September 1, 2006	PRC	100%	Language education
Beijing New Oriental North Star Training School	September 26, 2006	PRC	100%	Language education
Nanchang Donghu District New Oriental Language School	March 16, 2007	PRC	100%	Language education
Yichang Wujiagang District Yichang New Oriental School	January 1, 2006	PRC	100%	Language education
Jingzhou New Oriental Training School	April 10, 2007	PRC	100%	Language education
Dalian New Oriental Training School	June 12, 2007	PRC	100%	Language education
Huangshi New Oriental Training School	March 17, 2008	PRC	100%	Language education
Ningbo New Oriental School	April 16, 2008	PRC	100%	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:
Lanzhou Chenguan District New Oriental School	March 19, 2008	PRC	100%	Language education
Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	100%	Primary secondary school education
Beijing New Oriental Taixing Foreign Language School	December 18, 2006	PRC	51%	Primary secondary school education
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood Cultural”) (Note (i))	May 16, 2003	PRC	100%	Sales of educational materials and products.
Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd. (“Beijing Dogwood”) (Note (i))	March 2, 2004	PRC	100%	Sales of educational materials and products.
Chengdu New Oriental Dogwood Bookstore Products Co., Ltd. (“Chengdu Dogwood”) (Note (i))	January 18, 2004	PRC	100%	Sales of educational materials and products.
Chongqing New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“ Chongqing Dogwood”) (Note (i))	February 25, 2004	PRC	100%	Sales of educational materials and products.
Shenyang new Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Shenyang Dogwood”) (Note (i))	September 18, 2003	PRC	100%	Sales of educational materials and products.
Guangzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Guangzhou Dogwood”) (Note (i))	November 11, 2003	PRC	100%	Sales of educational materials and products.
Wuhan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Wuhan Dogwood”) (Note (i))	December 16, 2003	PRC	100%	Sales of educational materials and products.
Xi’an New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (Xi’an Dogwood”) (Note (i))	June 3, 2003	PRC	100%	Sales of educational materials and products.
Shanghai New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Shanghai Dogwood”) (Note (i))	September 28, 2003	PRC	100%	Sales of educational materials and products.
Nanjing New Oriental Dogwood Bookstore Products Co., Ltd. (“Nanjing Dogwood”) (Note (i))	April 21, 2003	PRC	100%	Sales of educational materials and products.
Tianjin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Tianjin Dogwood”) (Note (i))	December 15, 2003	PRC	100%	Sales of educational materials and products.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:
Changchun New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	October 8, 2005	PRC	100%	Sales of educational materials and products.
Changsha New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	April 3, 2006	PRC	100%	Sales of educational materials and products
Ha’er Bin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	March 13, 2006	PRC	100%	Sales of educational materials and products.
Taiyuan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	July 12, 2006	PRC	100%	Sales of educational materials and products
Zhengzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	August 8, 2006	PRC	100%	Sales of educational materials and products
Hefei Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 22, 2006	PRC	100%	Sales of educational materials and products
Beijing New Oriental Dogwood Culture Communications Co., Ltd. Fuzhou Branch	December 4, 2006	PRC	100%	Sales of educational materials and products
Hangzhou Dogwood Bookstore Products Co., Ltd	July 25, 2007	PRC	100%	Sales of educational materials and products
Nanchang Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 14, 2007	PRC	100%	Sales of educational materials and products
Kunming Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 21, 2007	PRC	100%	Sales of educational materials and products
Dalian New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	March 25, 2008	PRC	100%	Sales of educational materials and products
Beijing Tomorrow Oriental Technology Co., Ltd. (“Tomorrow Oriental”)	September 29, 2000	PRC	100%	Providing technology service
Yangzhou New Oriental Education & Technology Co., Ltd. (“Yangzhou Co.”) (Note (i))	January 18, 2002	PRC	100%	Investment holdings
Beijing New Oriental Vision Overseas Consultancy Co., Ltd. (“Vision Overseas”) (Note (i))	February 19, 2004	PRC	100%	Consulting
Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”) (Note (ii))	January 20, 2004	PRC	100%	Advertising

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”) (Note (ii))	March 11, 2005	PRC	100%	On-line education
Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	100%	Primary secondary school education
Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	September 9, 2007	PRC	100%	Primary secondary school education

Notes:

(i)	Dogwood Cultural, Beijing Dogwood, Chengdu Dogwood, Chongqing Dogwood, Shenyang Dogwood, Guangzhou Dogwood, Wuhan Dogwood, Xi’an Dogwood, Shanghai Dogwood, Nanjing Dogwood, Tianjin Dogwood, Yangzhou Co. and Vision Overseas were established by New Oriental China and their respective nominee owners. Prior to May 31, 2006 and according to the agreement signed between New Oriental China and these nominee owners, investments in the afore-mentioned entities were made out of these nominee owners’ personal funds, and therefore, were reported as minority interest. As of May 31, 2006, these nominee owners had transferred all of their interests in these entities to New Oriental China for an aggregate cash consideration of US$ 255. Accordingly, as of May 31, 2006, these entities became wholly-owned subsidiaries of New Oriental China.

(ii)	Dogwood Advertisement and Xuncheng were established by New Oriental China and their respective nominee owners. Prior to May 31, 2007 and according to the agreement signed between New Oriental China and these nominee owners, these nominee owners do not have any controlling or financial interest in these two entities, including no rights to receive dividends or other distributions, no voting rights, and no other rights or benefits associated with their ownership interest. In December 2007, these nominee owners had transferred all of their interests in these entities to New Oriental China for cash considerations of US$14. Accordingly, as of May 31, 2008, these two entities became wholly-owned subsidiaries of New Oriental China.

(iii)	In 2000, the Group established Liandong Weiye and held a 96.2% ownership interest in Liandong Weiye prior to March 31, 2005. During March 2005, the Group discontinued operating Liandong Weiye’s business and sold 56.2% of Liandong Weiye’s assets to one of the Group’s directors followed by the transfer of the remaining 40% of assets to an affiliate in August 2005 (see Note 3, Discontinued Operation).

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

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

As of May 31, 2007 and 2008, total assets of New Oriental China included in the accompanying consolidated financial statements were approximately US$155 and US$222 million, respectively. The associated liabilities were approximately US$102 and US$138 million, respectively. Revenue of New Oriental China for the years ended May 31, 2006, 2007 and 2008 were US$94,241, US$131,978, and US$199,434, respectively. New Oriental China’s net income included in the accompanying consolidated statements of operations totaled US$511, US$10,451, and US$13,478, during 2006, 2007, and 2008, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation allowance for deferred tax assets, collectibility of accounts receivable and other current assets, useful lives and impairment of property and equipment, impairment of trademark and fair value of share options. Actual results could differ from those estimates.

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

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

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

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Capitalization of interest

Interest cost incurred on borrowings used to construct property and equipment during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets when the construction was completed and the related assets were ready for their intended use.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not incur impairment losses during the years ended May 31, 2006, 2007, and 2008.

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

Management performed the annual trademark impairment test as of May 31, 2006, 2007, and 2008 and no impairment losses were recorded. The fair values of the reporting units were established using a combination of expected present value of future cash flow and income approach valuation methodology.

There had been no changes in the carrying amount of trademark during the years ended May 31, 2007 and 2008 and the balance was not allocated to reportable segment but was included in unallocated corporate assets.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Group did not incur impairment losses relating to long term investments during the years ended May 31, 2006, 2007, and 2008.

Revenue recognition

Revenue is recognized when earned and is reported net of business taxes, scholarships, and refunds. Business tax amounted to US$2,917, US$4,428 and US$6,188 for the years ended May 31, 2006, 2007, and 2008, respectively. The primary sources of the Company’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years 2006, 2007 and 2008. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were US$2,149, US$3,727 and US$6,010 for the years ended May 31, 2006, 2007 and 2008, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group reports government subsidies as miscellaneous income when received from local government authority and are not subject to future return or reimbursement. Government subsidies received totaled US$45, US$58 and US$ nil for the years ended May 31, 2006, 2007, 2008, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

Effective December 1, 2007, the Group changed its reporting currency from Renminbi (“RMB”) to United States dollars (“U.S. dollars”). Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Prior to December 1, 2007, the Company reported its consolidated balance sheets and consolidated statements of operations and shareholders’ equity and cash flows in RMB. The related financial statements and corresponding notes prior to December 1, 2007 have been restated to reflect U.S. dollars (“US$”) as the reporting currency for comparison to the financial results for the year ended May 31, 2008. The change in reporting currency is to better reflect the Company’s performance and to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the education industry and to simplify the Group’s earnings release presentation.

The functional currency of the Group excluding the Company and subsidiaries in Hong Kong and Canada is RMB. The functional currency of the Company and subsidiaries in Hong Kong and Canada is US$. Transactions in other currencies are recorded in each relevant entity’s functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the applicable functional currencies at the prevailing rates of exchange on the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, restricted cash, and term deposits of the Group included aggregate amounts of US$58,896 and US$125,157 at May 31, 2007 and 2008, respectively, which were denominated in RMB.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, accounts receivable, amounts due from/to related parties, short-term borrowings, and long-term debt. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivable and amount due to related parties approximate their fair values due to the short-term maturities of these instruments. The fair value of amounts due from related parties, determined based on the present value using applicable discount rate, approximates the carrying value.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

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

As a result of the recapitalization relating to the incorporation of the Company during the year ended May 31, 2005 (Note 1), the outstanding common shares have been retroactively restated to 100,000,000 shares in the denominator for the year ended May 31, 2005.

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

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No.109 (FIN No. 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN No. 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group adopted the provisions of FIN No. 48 on June 1, 2007

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

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

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2008, substantially all of the Group’s cash and cash equivalents, term deposits, and restricted cash were managed by financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in PRC. The risk with respect to accounts receivables is mitigated by credit evaluations we perform on the Company’s customers and ongoing monitoring process on outstanding balances. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2006, 2007, and 2008.

Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of Statement 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is currently evaluating whether the adoption of SFAS No. 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination”. This standard replaces SFAS No. 141, “Business Combination”. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period on or after December 15, 2008. An entity may not apply SFAS No. 141R before that date. The Group is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In March 2008, The FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group has not yet begun the process of assessing the potential impact of the adoption of FASB No. 161 may have on its consolidated financial position or results of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

3.	DISCONTINUED OPERATION

During fiscal year 2005, the Group decided to exit its operation in the wireless application protocol business and accounted for it as a discontinued operation. As part of the exit strategy, the Group sold its 96.2%-owned subsidiary, Liandong Weiye, in two separate transactions.

In the first transaction which closed in March 2005, the Group sold 56.2% of Liandong Weiye’s net assets to Mr. Qian Yongqiang (“Mr. Qian”), a member of the board of directors of the Group, for a cash consideration of US$619 which represented the book value of the net assets disposed. This price was determined based on the Group’s extensive negotiations with Mr. Qian and was approved by all other members of the Group’s board of directors. Accordingly, no gain or loss was recorded on the transaction. The second transaction was closed in August 2005 where the Group transferred the remaining 40% of the net assets in Liandong Weiye to an affiliated entity non-pro rata owned by the same shareholders of the Group for no consideration. The transaction was recorded as a transfer of assets to owners on a non-pro rata basis. The Group recorded a non-pro-rata distribution of US$3,132 which reflects the fair value of the remaining net assets in Liandong Weiye and was recorded as a reduction of retained earnings.

There were no remaining assets or liabilities associated with discontinued operation in the accompanying consolidated balance sheets at May 31, 2007 and 2008. Summarized operating results reported as discontinued operation in the accompanying consolidated statements of operations were as follows for the years ended May 31, 2006, 2007 and 2008:

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
Revenues	5,379	—	—

Pre-tax profit from discontinued operation	1,385	—	—
Provision for income taxes	(208)	—	—

Income from discontinued operation, net of taxes	1,177	—	—

The operating results from the discontinued operation reflected 100% of Liandong Weiye’s operations during 2004, 100% of Liandong Weiye’s operation for the three months from January to March of 2005, and 40% of Liandong Weiye’s operation from April through the end of August 2005, reflecting the Group’s disposal of 56.2 % of Liandong Weiye’s net assets in March 2005.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

4.	BAD DEBT ALLOWANCE

Changes in the allowance for accounts receivable were as follows:

	As of May 31,
	2007	2008
	US$	US$
Beginning balance	—	44
Provision for doubtful accounts	44	44

Ending balance	44	88

5.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2007	2008
	US$	US$
Course materials	2,229	3,633
Publication	4,179	7,060

	6,408	10,693

A valuation allowance was not considered necessary because inventory was written down to the lower market value at May 31, 2007 and 2008. Amounts written off during fiscal years 2006, 2007, and 2008 were US$328, US$nil, and US$nil, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2007	2008
	US$	US$
Advances to suppliers	918	2,614
Prepaid advertising fees	93	416
Prepaid rent	2,084	4,481
Rental deposit	1,209	2,467
Staff advances	644	1,115
Value added taxes recoverable	585	912
Refundable deposit for school construction	61	44
Prepaid house property taxes and other taxes	94	58
Others	590	1,103

	6,278	13,210
Less: allowance for uncollectible advances to a supplier	116	195

	6,162	13,015

Staff advances represented travel and the related expenses to be charged to expenses when expense reports are submitted. Others primarily included insurance fees, recruiting fees, maintenance fees, and other miscellaneous prepayments.

Changes in the allowance for advances to a supplier were as follows:

	As of May 31,
	2007	2008
	US$	US$
Beginning balance	—	116
Provision for doubtful accounts	116	79

Ending balance	116	195

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of May 31,
	2007	2008
	US$	US$
Buildings	77,865	85,700
Transportation equipment	3,457	4,636
Furniture and education equipment	14,021	18,090
Computer equipment and software	4,730	6,202
Leasehold improvements	8,524	15,150

	108,597	129,778
Less: accumulated depreciation and amortization	(18,022)	(26,680)

	90,575	103,098

For the years ended May 31, 2006, 2007 and 2008, depreciation and amortization expenses were US$5,064, US$6,925 and US$7,727, respectively. Depreciation and amortization expense included in income from continuing operations was US$5,054, US$6,925 and US$7,727 for the years ended May 31, 2006, 2007 and 2008, respectively, and that included in income from discontinued operations was US$10, US$ nil and US$ nil for the years ended May 31, 2006, 2007 and 2008, respectively.

Interest of US$531 in fiscal year 2006 was capitalized as part of the cost of the underlying assets during the year and is being amortized over the useful life of the assets when the construction was completed and the related assets were ready for their intended use.

The construction of property and equipment of the Group was completed in fiscal year 2006, and therefore no interest was capitalized during fiscal years 2007 and 2008. During 2006, 2007 and 2008, the Group recorded amortization expenses relating to the capitalized interest totaling US$15, US$21 and US$23, respectively.

8.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	May 31,
	2007	2008
	US$	US$
Land use rights	3,593	3,923
Less: accumulated amortization	(338)	(414)

Land use rights, net	3,255	3,509

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

8.	LAND USE RIGHTS, NET - continued

Amortization expenses for land use rights totaled US$68, US$70, and US$76 for the years ended May 31, 2006, 2007, and 2008, respectively. Future amortization expenses are US$76 per year for each of the next five years through May 31, 2013.

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

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2007	2008
	US$	US$
Rent payable	501	473
Accrued payroll	7,515	11,670
Payable for acquired equipment	2,067	2,269
Business taxes payable	1,110	2,115
Individual taxes withholding	1,400	3,828
Value added taxes payable	124	—
Other taxes payable	214	205
Welfare payable	971	982
Royalty fees payable	360	298
Refundable incidental expenses received from students	702	576
Refundable deposit	181	555
Accrued professional service fees	1,161	874
Accrued advertising fees	470	231
Amounts reimbursable to employees	474	1,504
Shares repurchase payable	—	1,935
Others	709	1,364

Total	17,959	28,879

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

11.	DIVIDENDS PAYABLE

As of May 31, 2006, the Group declared dividends to its common shareholders in the amount of $8,040, which was fully paid during fiscal year ended May 31, 2007. The Group did not declare dividends in fiscal years 2007 and 2008.

12.	CONVERTIBLE PREFERRED SHARES

On December 24, 2004, the Company issued 11,111,111 Series A Convertible Preferred Shares at US$2.025 per share for a total cash proceed of US$22,102, net of issuance costs of US$398.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series A Convertible Preferred Shares both at the commitment date and in subsequent periods because the Series A conversion price equaled to the issuance price.

All of the outstanding 11,111,111 Series A Convertible Preferred Shares were converted into common shares upon the completion of the Group's IPO in September 2006.

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

Liquidation preference

In the event of a liquidation, either voluntary or involuntary, the holders of Series A Convertible Preferred Shares would be entitled to receive, prior to and in preference of the holders of common shares, an amount that equaled to the original issuance price of US$2.025 per share plus declared but unpaid dividends.

Conversion

Right to Convert. Each Series A Preferred Share was convertible at the option of the holder at any time after the original issuance date at the conversion price in effect on the date the conversion. The initial conversion price per share for each Series A Preferred Shares was the original issue price.

Automatic Conversion. Each preferred share would be automatically converted into common shares at the conversion price in effect upon the earlier of a qualified IPO or upon a written consent of a majority of the Series A Preferred shareholders.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

12.	CONVERTIBLE PREFERRED SHARES - continued

Voting rights

Each holder of Series A Preferred Shares had the right to one vote for each common share the Series A convertible preferred shares would be converted into. All Series A shareholders, were entitled to the same voting rights as the holders of Common Shares.

13.	SHARE-BASED COMPENSATION

The following table summarizes information regarding restricted shares, share options and NES:

Grant date	Total restricted shares issued to date	Fair value of common shares	Exercise price	Intrinsic value
		US$	US$	US$
Restricted shares:
January 1, 2003	1,450,000	0.75	0.12	0.63
May 1, 2003	500,000	0.83	—	0.83
November 1, 2003	790,000	0.82	—	0.82
March 1, 2004	1,137,500	1.06	0.24	0.82
April 1, 2004	550,000	1.06	0.24	0.82
August 1, 2005	1,955,100	1.80	0.25	1.55
August 1, 2005	110,000	1.80	—	1.80
April 26, 2006	2,507,400	2.09	0.50	1.59

Total	9,000,000

Shares options:
February 28, 2006	7,099,500	1.00	2.02	—
July 21, 2006	1,620,000	1.15	2.38	—
September 7, 2006	100,000	5.41	3.75	1.66
March 5, 2007	3,946,500	8.74	8.75	—

Total	12,766,000

NES:
January 24, 2008	2,720,000	12.75	—	12.75
March 11, 2008	152,000	14.00	—	14.00

Total	2,872,000

The fair values of the common shares underlying the options and restricted shares were determined by using generally accepted valuation methodologies, including the discounted cash flow method.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

13.	SHARE-BASED COMPENSATION - continued

Restricted shares

In 2002, the Group appointed Beijing Beizhi Culture and Education Co., Ltd., or Beijing Beizhi, a PRC company, as a nominee shareholder of 9,000,000 authorized common shares on the Group's behalf. In fiscal year 2005, 1,324,778 restricted shares were released into unrestricted common shares upon the Group's recapitalization. During 2003, 2004, 2005 and 2006, New Oriental China, through Beijing Beizhi, issued 1,950,000, 2,477,500,nil and 4,572,500 fully vested restricted shares to certain employees, directors, consultants and other individuals. Accordingly, the Group recorded compensation expense of US$7,158 in the year ended May 31, 2006, which represented the difference between the fair value of the common shares and their exercise price on the grant date. There were no issuance of restricted shares during the fiscal years 2005 and 2007. As of both May 31, 2005 and 2006, there were 7,675,222 restricted shares outstanding. These shares were subject to transfer restrictions and did not have any voting rights. Immediately upon the completion of the Group's IPO in September 2006, the restrictions on these restricted shares automatically terminated and there were no remaining restricted shares as of May 31, 2007.

2006 Share Incentive Plan

On January 20, 2006, the Company adopted 2006 Share Incentive Plan, under which the Company may grant options to purchase up to 8,000,000 common shares of the Group, to its employees, directors and consultants. The number common shares available for grant under the 2006 Share Incentive Plan may be increased annually by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the Group's management. In the event the aggregate number of shares that may be issued in any given year under all share compensation plans has reached the maximum number of shares allowed in that year, the Company may grant additional awards up to 2,000,000 shares, or extra shares. The number of shares granted in excess of the annual maximum in any given year will result in the reduction of the maximum shares available for grant in the next year.

The exercise or purchase price of options is at least 100% of the fair value of the common shares on the date of the grant. The term of an option is up to ten years from the date of grant. The options generally vest over three years at six-month vesting increments per year.

As of May 31, 2008, options to purchase 7,555,681 common shares and 1,909,624 NES were outstanding. Options and NES to purchase 4,334,951 common shares were available for future grant.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

13.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

A summary of option activity under 2006 Share Incentive Plan as of May 31, 2007 and 2008 was as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual life	Aggregated intrinsic value
		US$		US$
Options outstanding at June 1, 2005	—	—	—	—
Granted	7,099,500	2.02
Options outstanding at May 31, 2006	7,099,500	2.02	9.74 years	497

Options outstanding at June 1, 2006	7,099,500	2.02
Granted	5,666,500	6.84
Exercised	(1,053,356)	2.34
Forfeited	(344,521)	3.06

Options outstanding at May 31, 2007	11,368,123	5.74	9.14 years	83,753

Options exercisable at May 31, 2007	2,787,864	2.10	8.77 years	26,864

Options outstanding at June 1, 2007	11,368,123	5.74
Exercised	(2,946,056)	2.96
Forfeited	(866,386)	4.80

Options outstanding at May 31, 2008	7,555,681	6.93	8.20 years	87,381

Options exercisable at May 31, 2008	2,413,952	4.37	8.10 years	29,137

The weighted average grant date fair values of options granted during the years ended May 31, 2006, 2007 and 2008 was US$1, US$6.51 and nil, respectively. The total intrinsic value of options exercised during the years ended May 31, 2007 and 2008 was $10,024 and $38,914, respectively. No option was vested or exercised during 2006.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	2006	2007
Weighted average risk-free rate of return	3.82%	3.86%
Weighted average expected option life (year)	3.25	4.18
Weighted average volatility rate	50.5%	50.5%
Weighted average dividend yield	—	—

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

13.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

(a)	Volatility

Volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period similar to the expected term of the options.

(b)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(c)	Expected term

As the Company did not have historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

(d)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the employee share options.

(e)	Exercise price

The exercise price of the employee share options was determined by the Company’s board of directors.

(f)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company, management has considered a number of factors and taken into account standard valuation methods and the achievement of certain events. After the IPO, the closing market price of ordinary shares of the Company as of grant date is used as the fair value of the ordinary shares on that date.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(in thousands, except share-related data)

13.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

The Company recorded share-based compensation of US$7,909, US$4,647 and US$8,742 during the years ended May 31, 2006, 2007 and 2008, respectively.

As of May 31, 2008, there was US$10,209 of total unrecognized compensation expense related to unvested share-based compensation arrangement under the 2006 Share Incentive Plan. That cost is expected to be recognized over a weighted-average period of 1.56 years.

NES

In January 2008, the Company granted 2,720,000 NES to employees (including an independent non-executive director) for free under 2006 Share Incentive Plan: Among 2,720,000 NES granted, 2,680,000 NES will become vested starting from February 2008 thereafter until August 2012. 20,000 NES will be vested in six equal batches every six months since February 2008 thereafter until August 2010 and the remaining 20,000 NES will be vested in four equal batches every six months since February 2008 thereafter until August 2009.

In March 2008, the Company granted 152,000 NES to employees which will become vested on April 20, 2009.

The grant date fair value of NES was measured at the quoted market price of the company’s equity shares.

A summary of the status of the NES as of May 31, 2008, and changes during the year ended May 31, 2008 was presented below.

	Exercise Shares	Weighted- average grant date price	Weighted- average intrinsic fair value
At beginning of fiscal year 2008	—
Granted	2,872,000	—	12.82
Vested	(200,332)	—	12.75
Forfeited	(762,044)	—	12.75

At end of fiscal year 2008	1,909,624	—	12.85

As of May 31, 2008, there was US$22,392 of total unrecognized compensation cost related to NES arrangements granted under the 2006 Share Incentive Plan. The cost is expected to be recognized over a weighted-average period of 3.86 years. The total fair value of shares vested during the year ended May 31, 208 was US$ 2,554.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(in thousands, except share-related data)

14.	INCOME TAXES

Significant components of provision for income taxes from continuing operations for the years ended May 31, 2006, 2007 and 2008 were as follows:

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
Current:
PRC	1,985	2,231	3,839

Deferred:
PRC	(276)	(401)	(195)

Total provision for income taxes	1,709	1,830	3,644

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to tax withholding in the Cayman Islands.

The subsidiaries of New Oriental China, which were registered as private schools (the “school-subsidiaries”), are subject to income taxes determined in accordance with The Law for Promoting Private Education (2003) where those school-subsidiaries registered as private schools not requiring reasonable returns (similar to a not-for-profit entity) are treated as public schools and are generally not subject to enterprise income taxes. School-subsidiaries that were registered as requiring reasonable returns (similar to a for-profit entity) are subject to enterprise income taxes but may be eligible for preferential tax treatment to be determined by the relevant taxing authorities. In certain cities, schools that were registered as requiring reasonable returns are subject to a 33% standard enterprise income tax, while in other cities, similar schools are subject to a 1.5% to 3.3% tax on gross receipts in lieu of the 33% standard enterprise income tax or exempted from the enterprise income tax. The subsidiaries of New Oriental China other than its school-subsidiaries are subjected the 33% standard enterprise income tax. On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises. In certain cities, schools that were registered as requiring reasonable returns are subject to a 25% standard enterprise income tax, while in other cities, similar schools are subject to a 1.8% to 3% tax on gross receipts in lieu of the 25% standard enterprise income tax or exempted from the enterprise income tax. The subsidiaries of New Oriental China other than its school-subsidiaries are subjected the 25% standard enterprise income tax.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

New Oriental China and the three wholly-owned subsidiaries of the Company in the PRC have each been certified as “new or high-technology enterprise” located in a high-tech zone in Beijing. As a result, each of them is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” New Oriental China was exempted from enterprise income tax in 2002 to 2004 and was subject to a 7.5% enterprise income tax from 2005 to 2007, and will be subject to a 15% enterprise income tax after 2007 as long as it continues to qualify as a “new or high-technology enterprise.” Under New EIT Law, new and high technology enterprises are required to re-apply for such status in order to be subject to 15% preferential tax rate. If New Oriental China and the three wholly-owned subsidiaries of the Company lose the qualification, it should be levied on a rate of 25% from 2008.

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

	As of May 31,
	2007	2008
	US$	US$
Current deferred tax assets
Bad debt provision	40	70
Accrued expenses	505	448

Total current deferred tax assets	545	518
Less: valuation allowance	(545)	(160)

Current deferred tax assets, net	—	358

Non-current deferred tax assets
Net operating loss carry-forwards	1,441	1,779
Pre-operating expenses	96	84

Total non-current deferred tax assets	1,537	1,863
Less: valuation allowance	(446)	(822)

Non-current deferred tax assets, net	1,091	1,041

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The Group operates through multiple subsidiaries and a variable interest entity. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the variable interest entity may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and variable interest entity basis. Where a valuation allowance was not recorded, the Group believes that it was more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future. The net deferred tax assets represent the tax effect of temporary differences arising from the net operating loss carry forward, pre-operating expenses, bad debt allowance and certain accrued expenses available for certain subsidiaries of the Company to offset against future profits over a period of five years through 2008.

The Group had net operating loss carried forward of US$12,842 from certain subsidiaries of New oriental China for the year ended May 31, 2008 which will expire on various dates from May 31, 2010 to May 31, 2013.

The Group did not have any temporary differences relating to deferred tax liabilities as of May 31, 2007 and 2008.

The decrease in valuation allowance from 2007 to 2008 was primarily due to the reversal of valuation allowance arising from change of tax status in certain subsidiary and net operating loss carry forwards that the Group’s management believes are realizable in the near future.

A reconciliation of the effective tax rates applicable to income from continuing operations from the 33% and 25% statutory tax rates was as follows for the years ended May 31, 2006, 2007 and 2008:

	Years ended May 31,
	2006	2007	2008
	%	%	%
Statutory tax rate	33.00	33.00	25.00
Permanent differences	53.36	13.58	6.58
Tax effect of income taxed at different rates	(34.27)	(1.57)	(5.41)
Effect of tax exemption granted to PRC subsidiaries	(38.32)	(36.91)	(19.89)
Effect on income taxes due to changes in tax rates under the new law for certain subsidiaries	—	1.25	0.68

Changes in valuation allowance	12.14	(3.31)	(0.02)

Total provision for income taxes	25.91	6.04	6.94

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

If the tax holidays granted to New Oriental China, Beijing Decision, Beijing Judgment, Beijing Hewstone and certain school-subsidiaries of New Oriental China were not available, provision for income taxes and earnings per share for continuing operations would be as follows:

	For the years ended May 31,
	2006	2007	2008
	US$	US$	US$
Provision for income taxes	4,353	10,514	15,468

Net income per share - basic
Income from continuing operations	0.02	0.13	0.22
Income on discontinued operation, net of taxes	0.01	—	—
Dividend in kind	(0.03)	—	—

Total	—	0.13	0.22

Net income per share - diluted
Income from continuing operations	0.02	0.13	0.21
Income on discontinued operation, net of taxes	0.01	—	—
Dividend in kind	(0.03)	—	—

Total	—	0.13	0.21

Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends among other things on the “place of actual management”. If the Group, or its non-PRC subsidiaries, were to be determined as PRC resident for tax purposes it, or they, would be liable for tax in the PRC on worldwide income including the income arising in jurisdictions outside the PRC. The Group is evaluating its resident status under the new law and related guidance.

If the Company were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Group of approximately US$34,690 at May 31, 2008 are considered to be indefinitely reinvested under Accounting Principles Board Opinion No. 23 “Accounting for Income Taxes - Special Areas” and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of May 31, 2008, the Group has not declared any dividends.

The Group adopted the provisions of FIN 48 on June 1, 2007. No unrecognized tax benefits are identified. Accordingly, the Group recorded no adjustment to retained earnings. The Group expects that the changes in the unrecognized tax benefits within the next twelve months would not be material.

The Group did not recognize interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties accrued related to uncertain tax positions in the statements of financial position and the statements of operation.

Subsidiaries and variable interest entity of the Company and the subsidiaries of the variable interest entity are subject to taxation in China. Their tax years from 2001 to 2008 are subject to examination by the tax authorities.

15.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
Numerator used in basic and diluted net income per share:
Income from continuing operations	4,884	28,599	49,013
Income on discontinued operation, net of taxes	1,177	—	—
Non-pro-rata distribution	(3,132)	—	—

Net income available for future distribution	2,929	28,599	49,013

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	100,000,000	134,218,191	149,992,200

Plus weighted average Series A convertible preferred shares outstanding	11,111,111	2,983,257	—
Plus incremental weighted average common shares from assumed conversion of share options using the treasury stock method	—	4,892,346	6,456,901

Weighted average common shares outstanding used in computing diluted net income per share	111,111,111	142,093,794	156,449,101

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

15.	NET INCOME PER SHARE - continued

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
Net income per share - basic:
Income from continuing operations	0.05	0.21	0.33
Income on discontinued operation, net of taxes	0.01	—	—
Non-pro-rata distribution	(0.03)	—	—

Net income available for future distribution	0.03	0.21	0.33

Net income per share - diluted:
Income from continuing operations	0.04	0.20	0.31
Income from discontinued operation, net of taxes	0.01	—	—
Non-pro-rata distribution	(0.03)	—	—

Net income available for future distribution	0.02	0.20	0.31

Actual common shares issued and upon exercises of options are included when calculating weighted average common shares outstanding used in computing basic net income per share.

In February and October 2007, the Company transferred 4,000,000 and 2,000,000 common shares respectively to its depositary bank representing 1,500,000 ADSs to be issued to employees and non-employees upon the exercise of their vested share options. As of May 31, 2008, 3,999,412 shares out of these 6,000,000 shares had been issued to the employees and non-employees upon exercise of their share options and 200,332 NES had been issued to employees upon vesting of their shares. 1,800,256 share option and NES to purchase remained available for future issuances. As a result, 1,800,256 common shares were excluded in computing basic net income per share.

16.	RELATED PARTY TRANSACTION

The Group had the following balances with related parties:

			Amounts due from related parties - non-current As of May 31,		Amounts due to related parties - current As of May 31,
	Notes	Relationship	2007	2008	2007	2008
			US$	US$	US$	US$
Mr. Michael Yu Minhong	(1)	Director	—	—	12	6
Ms. Li Li	(2)	Nominee shareholder	13	—	—	—
Restricted shareholders	(3)	Employee	31	—	—	—

			44	—	12	6

(1)	Amount due to Mr. Michael Yu Minhong represented reimbursable expenses.
(2)	Amount due from Ms. Li Li related to the capital contribution from the nominee shareholder.
(3)	Amount due from restricted shareholders represented the unpaid amounts of their exercise price.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

16.	RELATED PARTY TRANSACTION - continued

All related party balances were non-interest bearing and unsecured with no fixed repayment terms.

During fiscal year 2006, the Group leased an office space from one of its minority shareholders who had waived the rent fees for the entire lease term of 20 years. The Group recognizes rent expenses based on the fair value of the rental fees the Group would have incurred if leasing from an unrelated third party, and recorded the rent expense against additional paid-in capital.

17.	COMMITMENTS

Operating leases

The Group leases offices, classroom, and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows at May 31, 2008:

Continuing operations
US$
Years ending May 31:
2009	21,920
2010	19,474
2011	17,251
2012	12,647
2013	9,341
Thereafter	11,310

91,943

Rent expenses for continuing operations for all cancelable and non-cancelable leases were approximately US$9,767, US$15,720 and US$23,317 for the years ended May 31, 2006, 2007 and 2008, respectively. There were no rent expenses associated with discontinued operations during the fiscal years ended May 31, 2006, 2007 and 2008.

Capital commitment	US$
Capital commitment for the purchase of property and equipment	187
Capital commitment for leasehold improvements	777

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

18.	SEGMENT INFORMATION

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

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of separate operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. Based on management’s assessment, the Group has determined that it has six operating segments which are language training and test preparation, primary and secondary school education, on-line education, content development and distribution, post-secondary education and overseas study consulting services. Two of the six operating segments are identified as reportable segments which are language training and test preparation, and primary and secondary education. Online education, content development and distribution, post-secondary education and overseas study consulting services operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating costs and expenses, and operating income. Net revenues, operating costs and expenses, operating income, and total assets by segment were as follows:

For the year ended May 31, 2006

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	84,359	3,843	6,320	94,522

Operating costs and expenses:
Cost of revenues	(32,162)	(2,542)	(4,634)	(39,338)
Selling and marketing	(7,319)	(44)	(1,482)	(8,845)
General and administrative	(17,686)	(2,466)	(3,234)	(23,386)

Total operating costs and expenses	(57,167)	(5,052)	(9,350)	(71,569)

Unallocated corporate expenses	—	—	—	(15,455)

Operating income (loss)	27,192	(1,209)	(3,030)	7,498

Segment assets	65,098	37,033	16,847	118,978
Unallocated corporate assets	—	—	—	16,852

Total assets	65,098	37,033	16,847	135,830

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

18.	SEGMENT INFORMATION - continued

For the year ended May 31, 2007

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	117,140	4,869	10,594	132,603

Operating costs and expenses:
Cost of revenues	(43,545)	(4,728)	(5,471)	(53,744)
Selling and marketing	(10,915)	(124)	(2,168)	(13,207)
General and administrative	(18,710)	(1,496)	(2,133)	(22,339)

Total operating costs and expenses	(73,170)	(6,348)	(9,772)	(89,290)

Unallocated corporate expenses	—	—	—	(17,221)

Operating income (loss)	43,970	(1,479)	822	26,092

Segment assets	85,494	38,230	23,735	147,459
Unallocated corporate assets	—	—	—	168,631

Total assets	85,494	38,230	23,735	316,090

For the year ended May 31, 2008

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	176,065	6,369	18,569	201,003

Operating costs and expenses:
Cost of revenues	(65,753)	(4,777)	(6,689)	(77,219)
Selling and marketing	(18,209)	(230)	(3,903)	(22,342)
General and administrative	(27,686)	(1,908)	(3,397)	(32,991)

Total operating costs and expenses	(111,648)	(6,915)	(13,989)	(132,552)

Unallocated corporate expenses	—	—	—	(23,116)

Operating income (loss)	64,417	(546)	4,580	45,335

Segment assets	97,777	42,171	27,024	166,972
Unallocated corporate assets	—	—	—	229,771

Total assets	97,777	42,171	27,024	396,743

Geographical Disclosures - The Company primarily operates in the PRC. All of the identifiable assets of the Company are located in the PRC.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

19.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$1,245, US$1,939 and US$3,312 for the years ended May 31, 2006, 2007 and 2008, respectively.

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

The Group transferred an aggregate of US$2,137, US$98 and $nil to the statutory reserves during the years ended May 31, 2006, 2007 and 2008, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2006, 2007 AND 2008

(In thousands, except share and per share data)

20.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC variable interest entity and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC variable interest entity and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Restricted net assets totaled approximately US$53,042 as of May 31, 2007 and US$80,785 as of May 31, 2008.

21.	SUBSEQUENT EVENTS

On June 1, 2008 the Company acquired 60% equity interest in Beijing Haidian Mingshitang Exam Training Education School (“Mingshitang”), which provided gaokao exam training service for tutoring students who want to retake the gaokao exam, for a cash consideration of US$2,017. The purchase price has been preliminarily allocated to the underlying assets and liabilities based on estimated fair value. The resulting goodwill from this transaction is US$1,401. As of May 31, 2008, a deposit of US$2,017 for the acquisition had been paid. The purchase of remaining 40% equity interest will be subject to a multi-year earn-out structure.

On July 26, 2008 the Company signed an agreement to acquire 100% equity interest in Changchun Tongwen Gaokao Training Education School and Changchun Tongwen High School for a cash consideration of US$1,441. A deposit of US$366 had been paid.

On July 11, 2008, the relevant Chinese authorities jointly issued Guo Ke Fa Huo [2008 no. 362] (hereafter referred to as “Circular 362”) to provide clarification to its initial High New Technology Enterprise (“HNTE”) qualifications and rules published in Guo Ke Fa Huo [2008 no. 172] (“Circular 172”), as well as providing more detailed implementation guidance on identifying and approving HNTE.

Circular 172 provides the following six qualification criteria for HNTE:

a.	Resident company must have at least one year operating history in China and own propriety Intellectual Property (“IP”) rights of core technology for its main products or services;

b.	Products/ services must fall under the Key High-Technology Areas found in the State Encouraged High Technology Catalogue;

c.	Resident company must have at least 30% technical personnel and 10% Research and Development (“R&D”) personnel;

d.	Qualified R&D expenditures as a percentage of total revenue requirement, i.e., 6%, 4% or 3% depending on revenue size, and with at least 60% incurred within China;

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

e.	Income from High New Technology products/ services must be at least 60% of the total income of the enterprise; and

f.	Four-indicator assessments, including:

i.	Ability of Resident company to execute and manage R&D activities,

ii.	Capability of converting R&D findings into valuable IP rights,

iii.	Amount of IP owned, and

iv.	Growth potential of revenue and total assets.

The Company is currently applying for HNTE status for certain of its subsidiaries. When and if it is successful in those applications, tax rate for those subsidiaries will be 15% with effect from January 1, 2008 and consequently the Company expects that its effective tax rate for the full year will be less than the rate that it has used in the period from January 1, 2008 to May 31, 2008.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2007	2008
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	141,586	129,671
Prepaid expense and other current assets	51	954
Amounts due from related parties	9,597	9,673

Total current assets	151,234	140,298
Investments in subsidiaries and variable interest entity	97,439	165,665

Total assets	248,673	305,963

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	1,644	7,123
Amounts due to related parties	49	160

Total current liabilities	1,693	7,283

Shareholders’ equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2007 and 2008, respectively; 152,004,707 and 152,197,907 shares issued and outstanding as of May 31, 2007 and 2008, respectively)	1,491	1,503
Additional paid-in capital	189,445	177,794
Retained earnings	49,944	98,957
Accumulated other comprehensive loss	6,100	20,426

Total shareholders’ equity	246,980	298,680

Total liabilities and shareholders’ equity	248,673	305,963

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
Operating costs and expenses:
Cost of revenues	—	277	707
Selling and marketing	—	109	226
General and administrative	948	4,944	9,468

Total operating costs and expenses	948	5,330	10,401

Operating loss	(948)	(5,330)	(10,401)
Interest income	11	4,182	5,675
Equity in earnings of subsidiaries and variable interest entity	6,998	29,747	53,739

Net income	6,061	28,599	49,013

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Parent Company Statements of Shareholders Equity and Comprehensive Income

(In thousands, except share data)

	Series A convertible preferred shares		Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Shares	Amount	Shares	Amount
		US$		US$	US$	US$	US$	US$	US$
Balance at June 1, 2005	11,111,111	111	100,000,000	1,000	30,925	26,456	5	58,497	—
Issuance of restricted shares to employees	—	—	—	—	9,025	—	—	9,025	—
Share-based compensation expense for employee share options	—	—	—	—	750	—	—	750	—
Dividends	—	—	—	—	—	(8,040)	—	(8,040)	—
Non-pro-rata distribution	—	—	—	—	—	(3,132)	—	(3,132)	—
Net income	—	—	—	—	—	6,061	—	6,061	6,061
Foreign currency translation adjustment	—	—	—	—	—	—	1,852	1,852	1,852

Balance at May 31, 2006	11,111,111	111	100,000,000	1,000	40,700	21,345	1,857	65,013	7,913

Conversion of preferred shares upon IPO	(11,111,111)	(111)	11,111,111	111	—	—	—	—
Issuance of common shares upon IPO	—	—	34,500,000	345	118,349	—	—	118,694	—
Issuance of common share upon follow on public offering	—	—	2,393,596	24	23,329	—	—	23,353	—
Common shares converted to ADS shares for futures exercise of employee share options	—	—	4,000,000	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	—	—	11	2,332	—	—	2,343	—
Share based compensation expense for employee share options	—	—	—	—	4,647	—	—	4,647	—
Waived of rental expense by a minority shareholder	—	—	—	—	88	—	—	88	—
Net income	—	—	—	—	—	28,599	—	28,599	28,599
Foreign currency translation adjustment	—	—	—	—	—	—	4,243	4,243	4,243

Balance at May 31, 2007	—	—	152,004,707	1,491	189,445	49,944	6,100	246,980	32,842

Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	—	—	2,000,000	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	—	—	28	8,665	—	—	8,693	—
Non-vested equity shares vested	—	—	—	2	(2)	—	—	—	—
Share based compensation expense	—	—	—	—	8,742	—	—	8,742	—
Shares repurchase	—	—	(1,806,800)	(18)	(29,180)	—	—	(29,198)	—
Waived rental expense by a minority shareholder	—	—	—	—	124	—	—	124	—
Net income	—	—	—	—	—	49,013	—	49,013	49,013
Foreign currency translation adjustment	—	—	—	—	—	—	14,326	14,326	14,326

Balance at May 31, 2008	—	—	152,197,907	1,503	177,794	98,957	20,426	298,680	63,339

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2006	2007	2008
	US$	US$	US$
Cash flows from operating activities:
Net income	6,061	28,599	49,013
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(6,998)	(29,747)	(53,739)
Share-based compensation expense	750	4,647	8,742
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(16)	(16)	(461)
Accrued expenses and other current liabilities	70	1,636	3,842
Amounts due from related parties	—	—	(50)

Net cash provided by (used in) operating activities	(133)	5,119	7,347

Cash flows from investing activities:
Investment in subsidiary	—	—	(1)
Lending to subsidiaries	—	(9,015)	—
Dividend received	4,393	—	—

Net cash (used in) provided by investing activities	4,393	(9,015)	(1)

Cash flows from financing activities:
Proceeds from issuance of common shares upon IPO, net of issuance costs paid	—	119,517	—
Proceeds from issuance of common shares upon follow on offering, net of issuance costs paid	—	23,372	—
Proceeds from issuance of common shares upon exercise of share option	—	2,332	8,274
Proceeds from issuance of restricted shares to employees	—	231	—
Payment of remaining issuance cost relating to follow on offering	—	—	(272)
Cash paid for shares repurchase	—	—	(27,263)
Dividends paid to shareholders	(4,579)	—	—

Net cash provided by (used in) financing activities	(4,579)	145,452	(19,261)

Effect of exchange rate changes	—	—	—

Net increase (decrease) in cash and cash equivalents	(319)	141,556	(11,915)
Cash and cash equivalents, beginning of year	349	30	141,586

Cash and cash equivalents, end of year	30	141,586	129,671

Conversion of Series A convertible preferred shares to common shares	—	111	—

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO ADDITIONAL INFORMATION

1.	BASIS FOR PREPARATION

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

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2007 and 2008:

	May 31,
	2007	2008
	US$	US$
Amount due from related parties:
Beijing Judgment	9,000	9,000
New Oriental China	597	537
Elite Concept Holdings Limited	—	136

	9,597	9,673

Amount due to related party:
Beijing Judgment	49	160

	49	160

All related party balances were non-interest bearing and unsecured.