Form 20-F/A
period 2008-05-31
New Oriental Education & Technology Group Inc.
filed 2009-08-03
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended May 31, 2008.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

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

Louis T. Hsieh, President and Chief Financial Officer

Tel: +(86 10) 6260-5566

E-mail: louishsieh@staff.neworiental.org

Fax: +(86 10) 6260-5511

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing four common shares, par value US$0.01 per share	New York Stock Exchange

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

Large accelerated filer  ☒    Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANTARY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No.1”) to our annual report on Form 20-F for the year ended May 31, 2008, filed with the Securities and Exchange Commission on October 23, 2008 (the “2008 Form 20-F”), is filed solely for the purposes of (1) amending Item 19. Exhibit to list all required exhibits, including those filed through incorporation by reference, and (2) adding the name, telephone, e-mail, facsimile number and address of company contact person on the cover page. We are also filing with this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

This Amendment No.1 speaks as of the filing date of the 2008 Form 20-F. Other than as set forth above, this Amendment No.1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2008 Form 20-F or reflect any events that have occurred after the filing date of the 2008 Form 20-F.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	First Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2005, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.5 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of Teaching Support Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Form of Website Development and Use Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.3 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.7	English Translation of Form of Trademark License Agreement between Beijing Hewstone and New Oriental schools (incorporated by reference to Exhibit 99.5 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.8	English Translation of Trademark License Agreement dated May 13, 2006 between our company and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.9	English Translation of Form of Exclusive Option Agreement among our company, New Oriental China and shareholders of New Oriental China (incorporated by reference to Exhibit 99.7 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.10	English Translation of Form of Equity Pledge Agreement among our company, New Oriental China and shareholders of New Oriental China (incorporated by reference to Exhibit 99.8 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.11	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch (incorporated by reference to Exhibit 99.12 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

8.1*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with the 2008 Form 20-F
**	Filed with this Amendment No. 1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
Name:	Michael Minhong Yu
Title:	Chairman and Chief Executive Officer

Date: August 3, 2009