Form 20-F
period 2009-05-31
New Oriental Education & Technology Group Inc.
filed 2009-10-19
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2009.

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

Fax: +(86 10) 6260-5511

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American depositary shares, each representing four common shares	New York Stock Exchange

Common shares, par value US$0.01 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 153,004,707 common shares, par value US$0.01 per share, as of May 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

•	“shares” or “common shares” refers to our common shares, par value U$$0.01 per share;

•	“ADSs” refers to our American depositary shares, each of which represents four common shares; and

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

We refer to our teaching facilities in this annual report as either “schools” or “learning centers,” based primarily on a facility’s functions. Generally, our schools consist of classrooms and administrative facilities with student and administrative services while our learning centers consist primarily of classroom facilities.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated condensed financial data as of May 31, 2005, 2006, 2007, 2008 and 2009 and for the years ended May 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements. These consolidated condensed financial data have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated financial statements for the three years ended May 31, 2007, 2008 and 2009 is included elsewhere in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Effective December 1, 2007, we changed our reporting currency from RMB to the U.S. dollar in order to improve research analysts’ and investors’ ability to compare our financial results with other publicly-traded companies and to simplify our earnings release presentation. In order to allow for comparison to the financial results for the years ended May 31, 2008 and 2009, the financial data for the years ended, and as of, May 31, 2005, 2006 and 2007 have been restated to reflect US$ as the reporting currency according to the policy described in “Note 2—Significant Accounting Policies—Foreign currency translation” in the notes accompanying our financial statements which are included at the end of this annual report.

	For the Years Ended May 31,
(in thousands US$ except share, per share and per ADS data)	2005	2006	2007	2008	2009
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	73,316	88,538	123,543	183,917	266,389
Books and others	4,405	5,984	9,060	17,086	26,178

Total net revenues	77,721	94,522	132,603	201,003	292,567
Operating costs and expenses:
Cost of revenues	(33,068)	(39,378)	(53,744)	(77,219)	(112,011)
Selling and marketing	(6,128)	(10,077)	(16,549)	(25,617)	(38,947)
General and administrative	(25,103)	(37,569)	(36,218)	(52,832)	(80,689)

Total operating costs and expenses	(64,299)	(87,024)	(106,511)	(155,668)	(231,647)

Operating income	13,422	7,498	26,092	45,335	60,920
Other income (expense):
Interest income	441	286	4,730	8,035	6,599
Interest expense	(766)	(1,207)	(416)	—	—
Miscellaneous income (expense)	95	17	(105)	(886)	590

Income from continuing operations before provision for income taxes and minority interest	13,192	6,594	30,301	52,484	68,109
Provision for income tax
Current	(939)	(1,985)	(2,231)	(3,839)	(8,399)
Deferred	233	276	401	195	1,143

Provision for income tax	(706)	(1,709)	(1,830)	(3,644)	(7,256)

Minority interest, net of tax	(12)	(1)	128	173	163

Income from continuing operations	12,474	4,884	28,599	49,013	61,016

Income from discontinued operations	4,678	1,177	—	—	—

Net income	17,152	6,061	28,599	49,013	61,016

Non-pro-rata distribution	—	(3,132)	—	—	—

Net income available for future distribution	17,152	2,929	28,599	49,013	61,016

Net income per share – basic	0.17	0.03	0.21	0.33	0.41

Net income per share – diluted	0.16	0.03	0.20	0.31	0.40

Net income per ADS – basic(1)	0.68	0.12	0.84	1.32	1.64

Net income per ADS – diluted	0.64	0.12	0.80	1.24	1.59

Shares used in calculating basic net income per share	100,000,000	100,000,000	134,218,191	149,992,200	149,090,088

Shares used in calculating diluted net income per share	104,840,183	111,111,111	142,093,794	156,449,101	153,528,383

Cash dividends per as-converted common shares(2)	0.08	0.07	—	—	—

Share-based compensation expense included in:
Cost of revenues	—	48	277	707	316
Selling and marketing	—	173	109	226	225
General and administrative	—	7,688	4,261	7,809	16,209

(1)	Each ADS represents four common shares.
(2)	We declared an annual dividend of $0.08 per as-converted common share to holders of our common shares in our fiscal year ended May 31, 2005. We declared an annual dividend of 0.07 per share to holders of our common shares and preferred shares in our fiscal year ended May 31, 2006.

The following table presents a summary of our consolidated balance sheet data as of May 31, 2005, 2006, 2007, 2008 and 2009:

	As of May 31,
(in thousands US$)	2005	2006	2007	2008	2009
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	40,145	32,644	204,396	208,440	254,772
Total assets	134,517	135,829	316,090	396,743	469,402
Total current liabilities	54,051	57,996	68,872	97,886	117,761
Total liabilities	75,761	70,791	68,872	97,886	117,918
Long-term debt, less current portion	21,710	12,795	—	—	—
Series A convertible preferred shares	111	111	—	—	—
Total shareholders’ equity	58,497	65,013	246,980	298,680	351,246

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. Prior to December 1, 2007, we reported our financial data in RMB. Effective December 1, 2007, we changed our reporting currency from RMB to the U.S. dollar in order to improve research analysts’ and investors’ ability to compare our financial results with other publicly-traded companies and to simplify our earnings release presentation. In order to allow for comparison to the financial results for the years ended May 31, 2008 and 2009, the financial data for the years ended May 31, 2005, 2006 and 2007 have been restated to reflect US$ as the reporting currency using the methods described in “Note 2—Significant Accounting Policies—Foreign currency translation” in the notes accompanying our financial statements which are included at the end of this annual report. All other translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report, unless otherwise noted, were made at a rate of RMB6.8278 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York on May 29, 2009. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for our five most recent fiscal years and the previous six months. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB Per US$ 1.00)
Fiscal Year 2005	8.2765	8.2766	8.2764	8.2770
Fiscal Year 2006	8.0215	8.0940	8.0005	8.2765
Fiscal Year 2007	7.6516	7.8473	7.6463	8.0225
Fiscal Year 2008	6.9400	7.3368	6.9377	7.6680
Fiscal Year 2009	6.8278	6.8298	6.7800	6.9633
2009
April	6.8180	6.8306	6.8180	6.8361
May	6.8278	6.8235	6.8176	6.8326
June	6.8302	6.8334	6.8264	6.8371
July	6.8319	6.8317	6.8300	6.8342
August	6.8299	6.8323	6.8299	6.8358
September	6.8262	6.8277	6.8247	6.8303
October (through October 9, 2009)	6.8248	6.8258	6.8248	6.8260

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We have developed our student base primarily by word-of-mouth referrals and have incurred limited brand promotion expenses to date. We have initiated brand promotion efforts in recent years, but we cannot assure you that our new marketing efforts will be successful in further promoting our brand to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our programs, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected. In addition, any negative publicity relating to our company or our programs and services, regardless of its veracity, could harm our brand image and in turn adversely affect our business and operating results.

We face risks related to health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our schools, learning centers and bookstores.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. In early October 2009, the PRC Ministry of Health reported China’s first death caused by the influenza A (H1N1). Any outbreak of avian influenza, SARS, the influenza A (H1N1), or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our schools, learning centers and bookstores. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We have increased the number of our schools in China from three in 2001 to 48 by the end of May 2009, and we increased the number of our learning centers in China from 23 in 2001 to 222 by the end of May 2009. We plan to continue to expand our operations in different geographic locations in China. This expansion has resulted, and will continue to result, in substantial demands on our management, faculty, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

In June 2008, we acquired a 60% equity stake in Beijing Haidian Mingshitang Exam Training Education School, or Mingshitang School, a Beijing-based private school that specializes in tutoring students seeking to retake the gaokao, the Chinese college entrance examination. The remaining 40% equity stake in Mingshitang School was still subject to a multi-year earn-out structure as of May 31, 2009. In September 2008, we acquired Changchun Tongwen Gaokao Training Education School, or Tongwen Gaokao School, a Changchun-based private school that provides types of services similar to the services that Mingshitang School provides. In connection with this acquisition, we also acquired a small private high school with approximately 30 students affiliated with Tongwen Gaokao School. These strategic acquisitions are expected to allow us to extend our New Oriental brand to the large non-English test preparation market. These recent acquisitions and any future acquisitions expose us to potential risks, including risks associated with the diversion of resources from our existing businesses and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions. In addition, the revenue and cost synergies that we expect to achieve from our acquisitions may not materialize. Any of these events could have an adverse effect on our business and operating results.

If we are presented with appropriate opportunities, we may acquire additional complementary companies. The integration of acquired companies diverts a great deal of management attention and dedicated staff efforts from other areas of our business. A successful integration process is important to realizing the benefits of an acquisition. If we encounter difficulty integrating our recent and future acquisitions, our business may be adversely affected. The acquisitions may not result in the expected growth or development, which may have an adverse effect on our business. We plan to continue to make strategic acquisitions, and identifying acquisition opportunities could demand substantial management time and resources. Negotiating and financing the potential acquisitions could involve significant cost and uncertainties. If we fail to continue to execute advantageous acquisitions in the future, our overall growth strategy could be impaired, and our operating results could be adversely affected.

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

Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc. may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. Moreover, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. We may have to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be adversely affected.

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

We provide preparation courses for both overseas and domestic admissions and assessment tests. In the fiscal year ended May 31, 2009, we derived a significant portion of our revenues from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests. If the use of admissions and assessment tests declines or falls out of favor with educational institutions and government authorities, the markets for our online and classroom-based test preparation courses will deteriorate and our business will be materially and adversely affected. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and CET 6 exams, which, among other things, limited these exams only to college students starting from 2007. As a result, the total number of students who enrolled in our CET 4 and CET 6 exam preparation courses decreased from approximately 180,000 in 2004 to approximately 140,000 in 2005, and we experienced a slight decline in the number of students who enrolled in our CET 4 and CET 6 exam preparation courses in 2006 as compared to 2005. The number of students who enrolled in our CET 4 and CET 6 exam preparation courses was approximately 190,000 in 2007 and 180,000 in 2008. The reform implemented by the PRC Ministry of Education has effectively limited the pool of potential students for our CET 4 and CET 6 exam preparation courses to college students only. In the United States, there has been a continuing debate regarding the usefulness of admissions and assessment tests to assess qualifications and many people have criticized the use of admissions and assessment tests as unfairly discriminating against certain test takers. In addition, in March 2006, the College Board in the United States revealed that, because of technical problems in scanning answer sheets, the scores of several thousand students taking the SAT were inaccurately reported, causing additional concerns regarding the accuracy and quality of admissions and assessment tests. If a large number of educational institutions abandon the use of existing admissions and assessment tests as a requirement for admission, without replacing them with other admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be seriously harmed.

We may experience a decrease in our margins.

Many factors may cause our gross and net income margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of five and 12. This may result from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. In our fiscal year ended May 31, 2009, the average class size for our short-term language training and test preparation courses was approximately 30 students per class, which was a decrease from approximately 40 students per class in the previous fiscal year. We offered approximately 52,600 short-term training courses in the fiscal year ended May 31, 2009 compared to approximately 31,800 in the previous fiscal year. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. Our net income margin for our fiscal year ended May 31, 2009 was 20.9%, down from 24.4% in the previous fiscal year. This decrease was partly due to the increase in demand for our smaller-sized classes. In addition, our new investments and acquisitions may also cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to increasing demand for our smaller-sized classes and/or other factors.

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

Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primary due to seasonal changes in student enrollments. Historically, our courses tend to have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year. Our expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments and revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. In addition, other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. For example, the Beijing Olympic Games held in August 2008 negatively impacted our business in the fiscal quarter ended August 31, 2009 due to transportation and security logistics arrangements in Beijing and some distractions from classes as the nation enjoyed the Olympic Games. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our historical financial and operating results are not indicative of future performance; and our financial and operating results are difficult to forecast.

Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. In addition to the fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We started professional certification preparation programs in 2007, which include preparation for the PRC bar exam, certified public accountant exam, and the civil service exam. Also in 2007, we established our pre-school business with the opening of our first kindergarten in Beijing. In 2008, we launched our “New Oriental U-Can” training program, which targets middle and high school students in China from ages 13 to 18 who are preparing for the college entrance examination in China, known as the “gaokao.” The gaokao is required for admission to bachelor degree programs and most associate degree programs at colleges and universities in China. Some of these operations have not generated significant or any profit to date and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular, our founder, chairman and chief executive officer, Michael Minhong Yu, who has been our leader since our inception in 1993. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our executive officers and key employees has entered into a confidentiality and non- competition agreement with us. If any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals.

We generate a majority of our revenues from four cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We currently generate a majority of our revenues in Beijing, Shanghai, Wuhan and Guangzhou. We derived approximately 54% of our total net revenues for the fiscal year ended May 31, 2009 from these four cities and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of May 31, 2009. In addition, our independent registered public accounting firm attested our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and reported that our company maintained effective internal control over financial reporting as of May 31, 2009. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Capacity constraints or system disruptions to our computer systems or websites could damage our reputation, limit our ability to retain students and increase student enrollments and require us to expend significant resources.

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or unavailability of our online programs. We cannot assure you that we will be able to expand our online program infrastructure on a timely basis sufficient to meet demand for such programs. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Any interruption to our computer systems or operations could have a material adverse effect on our ability to retain students and increase student enrollments. Furthermore, we may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

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

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. In addition, foreign ownership of primary and middle schools for students in grades one to nine is prohibited in the PRC. Accordingly, our wholly owned subsidiaries in China, which are considered foreign invested, are currently ineligible to apply for the required education licenses and permits in China. We conduct our education business in China through contractual arrangements with New Oriental China and its subsidiaries and shareholders. New Oriental China is our consolidated affiliated entity directly owned by our founders and/or their respective affiliates. New Oriental China’s subsidiaries hold the requisite licenses and permits necessary to conduct our education business and operate our schools, learning centers and bookstores in China. We have been and are expected to continue to be dependent on New Oriental China and its subsidiaries to operate our education business until we qualify for direct ownership of educational businesses in China. We have entered into contractual arrangements with New Oriental China and its subsidiaries, pursuant to which we, through our wholly owned subsidiaries in China, provide exclusive teaching support, new enrollment system support and other services to New Oriental China and its subsidiaries in exchange for payments from them. In addition, we have entered into agreements with New Oriental China and each of the shareholders of New Oriental China, which provide us with a substantial ability to control New Oriental China and its existing and future subsidiaries.

If we, any of our wholly owned subsidiaries, New Oriental China or any of its existing and future subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

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

We have relied and expect to continue to rely on contractual arrangements with New Oriental China and its subsidiaries and shareholders to operate our education business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with New Oriental China and Its Subsidiary and Shareholders.” These contractual arrangements may not be as effective in providing us with control over New Oriental China and its subsidiaries as direct ownership. If we had direct ownership of New Oriental China and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of New Oriental China and its subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if New Oriental China or any of its subsidiaries and shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of New Oriental China were to refuse to transfer their equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with New Oriental China and/or its subsidiaries and shareholders if the beneficial owners of New Oriental China do not act in the best interests of our company when conflicts of interest arise between their dual roles as beneficial owners and directors of both New Oriental China and our company.

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

PRC laws and regulations currently prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. New Oriental China controls and operates a private primary and secondary school in Yangzhou and a small private high school in Changchun, which may enter into contractual arrangements with our wholly owned subsidiaries in China in the future to pay teaching support and other fees to our subsidiaries in exchange for their services. As the provision of private primary and middle school services is a heavily regulated industry in China, the existing and any new primary or middle schools that New Oriental China or any of its subsidiaries establishes or acquires in the future may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could harm our business.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends from our wholly owned subsidiaries in China and service, license and other fees paid to our wholly owned subsidiaries by New Oriental China and its subsidiaries for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities (other than our schools) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. We own our wholly-owned subsidiaries in China indirectly through our wholly owned subsidiaries established in Hong Kong. According to the Agreement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation of Income, under the Mainland and Hong Kong Closer Economic Partnership Arrangement, dividends from our subsidiaries in China distributed to our subsidiaries in Hong Kong will be subject to a withholding tax rate of 5%. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Further, SAFE promulgated a circular in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of foreign-invested enterprise. The circular clarifies that RMB converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign-invested enterprise and cannot be used for domestic equity investment unless otherwise allowed. Because New Oriental China and its subsidiaries are domestic PRC entities, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in “Item 4. Information on the Company—B. Business Overview—Regulation.” We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or New Oriental China or any of its subsidiaries. If we fail to receive such registrations or approvals, our ability to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

Some of our affiliated companies historically engaged in business activities that were not within the authorized scope of their respective licenses and without requisite approvals. For example, Beijing Xuncheng Network Technology Co., Ltd., or Xuncheng Network, a subsidiary of New Oriental China, had engaged in online sales of publications without all necessary licenses and permits. Each of these companies subsequently ceased the unauthorized activities or included these activities into the business scope of their respective business licenses. While all these companies currently operate within their authorized scope of business or are in the process of obtaining relevant licenses, the relevant PRC authorities have the authority to impose fines or other penalties for their past violations. In rare instances, these authorities may require disgorgement of profits or revoke business license, but as a matter of practice, the authorities are likely to impose such an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous. Due to the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that these companies will not be subject to such type of penalties for their past violations, or that such type of penalties will not have a material adverse effect on our business.

Uncertainties exist with respect to the interpretation and application of the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures. If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, our equity ownership structure may require restructuring, or we may become subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

On December 20, 2007, the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Industry and Information Technology, or MIIT, issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio- video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

Xuncheng Network, our affiliated entity engaging in online education services, does not possess a License for Disseminating Audio-Video Programs through Information Network. However, we do not believe that, as an enterprise providing online education and test preparation courses, we are required to apply for a License for Disseminating Audio-Video Programs through Information Network. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release published by SARFT and MIIT, it is possible that we may be allowed to continue our current operations and re-register with SARFT or MIIT in accordance with the published guidelines. We will monitor the regulatory developments relating to the Internet Audio-Video Program Measures and we will re-register with the relevant governmental authorities if required. However, if the governmental authorities decide that our provision of online education services falls within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future actions or policies of the PRC government to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could materially affect our liquidity and access to capital and our ability to operate our business.

The recent slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have entered into recession. As a result, the Chinese economy has slowed down significantly since the second half of 2008 and this trend may continue. The various measures adopted by the PRC government to forestall the economic downturn may not achieve their desired effect. Since we derive substantially all of our revenues in China, any persistent slowdown in the Chinese economy may have negative impacts on our business, operating results and financial condition in a number of ways. For example, student enrollments in some of our programs may grow more slowly or even decline due to declining disposable income and economic uncertainty. In addition, further disruptions of the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because many of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

The PRC government imposes controls on the convertibility between the RMB and foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our beneficial owners immediately before our initial public offering who are PRC residents had registered with the local SAFE branch prior to our initial public offering as required under the SAFE notice. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends or repay loans in foreign exchange to our company or otherwise adversely affect our business.

All employee participants in our share incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

To implement the Administrative Rule on Foreign Exchange Matters of Individuals and its related Implementing Rule, on April 6, 2007, the Department of General Administration Affairs of SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Incentive Plan and Stock Option Plan of An Overseas Listed Company, or Circular No. 78. For any plans which are covered by Circular No. 78 and are adopted by an overseas listed company, Circular No. 78 requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. Registration should have been made by July 5, 2007 if the employee participated in such plan prior to April 6, 2007. In addition, Circular No. 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening special bank accounts and filings with SAFE or its local branch before they exercise their stock option.

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

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

On June 29, 2007, the PRC government enacted the Labor Contract Law of the PRC, which became effective on January 1, 2008. The Labor Contract Law establishes more restrictions and increases the cost to employers upon termination of employment, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee general assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obligated to sign an unlimited term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also has to pay compensation to employees if the employer terminates an unlimited term labor contract.

Unless an employee refuses to extend an expired labor contract, compensation is also required when the labor contract expires and the employer does not extend the labor contract with the employee under the same terms or better terms than those in the original contract. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year with an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated at three times their normal salaries for each waived vacation day. As a result of these new protective labor measures, our labor costs may increase.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar between July 21, 2005 and May 29, 2009. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We may rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB- denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our reported earnings in U.S. dollars, which in turn could adversely affect the price of our ADSs.

The discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. The implementing rules of the Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008, provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a 2% to 3% tax on gross receipts in lieu of the 25% standard enterprise income tax or may be exempted from enterprise income tax. In addition, some of our PRC subsidiaries and other affiliated entities currently also enjoy certain preferential tax treatment. Preferential tax treatments granted to us by local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

Under PRC tax laws and regulations in effect before January 1, 2008, an enterprise that was registered in a high-tech zone and also qualified as “new or high-technology enterprise” may enjoy preferential tax benefits. Each of our three wholly owned subsidiaries in China, Beijing Judgment Education & Consulting Company Limited, Beijing Hewstone Technology Co., Ltd. and Beijing Decision Education Co., Ltd., and New Oriental China was a certified “new or high-technology enterprise” newly established in a high-tech zone in Beijing, and was entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as it continued to qualify as a “new or high-technology enterprise.”

On March 16, 2007, the National People’s Congress passed the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been established and been entitled to exemptions or reductions from then the standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Although the EIT Law provides that preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and that enterprises otherwise classified as “new or high technology enterprises strongly supported by the state” will be entitled to a preferential enterprise income tax rate, the implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008, respectively, have stipulated new criteria for such “new or high technology enterprises,” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments.

In December 2008, two of our wholly owned subsidiaries in China, Beijing Hewstone Technology Co., Ltd. and Beijing Decision Education Co., Ltd. were recertified as “new or high-technology enterprise” in Beijing. As a result, both of them are entitled to a 7.5% enterprise income tax rate from 2008 to 2010, followed by a 15% tax rate as long as they continue to qualify as a “new or high technology enterprise.” The enterprise income tax rate from 2008 to 2010 for those two subsidiaries, which has been set by the local tax authorities in Beijing, is more favorable than the ones mandated by the national tax authorities. These and other preferential tax treatments granted to us by local government authorities are subject to review and may be adjusted or revoked at any time in the future. The other wholly owned subsidiary of our company, Beijing Judgment Education & Consulting Co., Ltd., and New Oriental China have been subject to the standard enterprise income tax rate of 25% since January 1, 2008. Loss of preferential tax treatments could lead to a significant increase in our effective tax rate, which in turn could have a material and adverse effect on our financial condition and results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A recent circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

Our management is currently based in China and is expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions. If we are required to pay income tax for any dividends we receive from our subsidiaries, the amount of dividends we can pay to our shareholders and ADS holders could be materially reduced.

In addition, the EIT Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law and, as a result, the value of your investment may be materially and adversely affected.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other education companies, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, economic or political conditions in China and the impact of global macroeconomic conditions. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. Volatility in global capital markets, such as volatility caused by the recent global financial and economic crises, could also have an effect on the market price of our ADSs.

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

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially if the recent global financial and economic crises continue or worsen. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

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

As of August 31, 2009, our executive officers, directors and their affiliated entities beneficially owned approximately 20.3% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Substantial sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, certain holders of our common shares have the right to cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline. If any existing shareholder or shareholders sell a substantial amount of common shares, the market price of our ADSs could decline.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our ADSs securities could decline.

The trading market for our ADSs depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the private education market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our ADSs may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and affiliated entities in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind in the United States, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

We believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending May 31, 2009. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending May 31, 2010 or any future taxable year. A non- U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The value of our assets will be determined based on the market price of our ADSs and common shares, which may fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In order to facilitate foreign investment in our company, we established our offshore holding company, New Oriental Education & Technology Group Inc., as a company registered in the British Virgin Islands in August 2004. On January 25, 2006, our shareholders approved the change of our offshore holding company’s corporate domicile to the Cayman Islands, and we are now a Cayman Islands company limited by shares. Since December 2007, we have established three wholly-owned subsidiaries in Hong Kong, which now directly own our wholly-owned subsidiaries in China.

We and certain selling shareholders of our company completed an initial public offering of 8,625,000 ADSs in September 2006. On September 7, 2006, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “EDU.” In February 2007, we and certain selling shareholders of our company completed an additional public offering of 7,300,000 ADSs.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6260-5566. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our telephone number at this address is +(1) 345-949-1040. In addition, we have branch offices in 42 cities in China and one branch office in Vancouver, Canada. Our agent for service of process in the United States in connection with our registration statements on Form F-1 for our initial public offering and the additional offering in February 2007 is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Acquisitions

In June 2008, we completed the acquisition of a 60% equity stake in Mingshitang School, a Beijing-based private school that specializes in tutoring students seeking to retake the gaokao, the Chinese college entrance examination. The remaining 40% equity stake in Mingshitang was still subject to a multi-year earn-out structure as of May 31, 2009. In September 2008, we completed the acquisition of Tongwen Gaokao School, a Changchun-based school that provides types of services similar to the services that Mingshitang School provides. In connection with this acquisition, we also acquired a small private high school with approximately 30 students affiliated with Tongwen Gaokao School. These strategic acquisitions are expected to allow us to extend our New Oriental brand to the large non-English test preparation market; moderate the seasonality of our businesses as the gaokao re-takers training market is largely counter-seasonal to our other core businesses; offer opportunities for consolidation in the highly-fragmented gaokao training market; and provide synergies with our “New Oriental U-Can” training program which targets middle and high school Chinese students ages 13 to 18 who are preparing for the gaokao.

B. Business Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. We provide educational services under our “New Oriental” brand, which we believe is the leading consumer brand in China’s private education sector, as evidenced by awards we received from many national print and online media sources in China, including the “Most Influential Education Brand in 2005” given by Southern China Metropolitan Daily, a newspaper with nationwide circulation; the “Top Ten Largest Private Educational Organizations in China in 2006” given by a group of over 40 major media outlets in China; the “Award for Outstanding Achievement in China’s Education and Training Industry in 2007” given by two non-profit educational organizations; and the “Top 10 Education Brands During 30 Years of Reform and Opening-up” in 2008 given by three educational media outlets.

Since our inception in 1993, we have had approximately 7.3 million cumulative student enrollments. In the fiscal year ended May 31, 2009, we had approximately 1,519,000 student enrollments, including approximately 937,000 student enrollments in our language training programs and approximately 582,000 student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of 48 schools, 222 learning centers and 24 bookstores operated by us, over 5,000 third-party bookstores and approximately 5,200 teachers in 42 cities as of May 31, 2009, as well as through our virtual online network, which has approximately 4.5 million registered users.

We have experienced significant growth in our business in recent years. Our total net revenues increased from US$132.6 million for the fiscal year ended May 31, 2007 to US$292.6 million for the fiscal year ended May 31, 2009, representing a compound annual growth rate, or CAGR, of 48.5%. Net revenues from our language training and test preparation courses accounted for 88.3%, 87.6% and 91.1%, respectively, of our total net revenues in the fiscal years ended May 31, 2007, 2008 and 2009. Our net income increased from US$28.6 million in the fiscal year ended May 31, 2007 and US$61.0 million in the fiscal year ended May 31, 2009, representing a CAGR of 46.0%.

Our Network

We deliver our educational programs, services and products to students through an extensive physical network of 48 schools, 222 learning centers and 24 bookstores operated by us, over 5,000 third-party bookstores and approximately 5,200 teachers in 42 cities as of May 31, 2009, as well as through our virtual online network, which has approximately 4.5 million registered users. In addition, as we have had over 7.3 million cumulative student enrollments since our inception, we have an extensive network of students and alumni. This network has been essential in promoting our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We will continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools, which we own. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2009.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	6	34	1
Shanghai	1	30	1
Guangzhou	1	12	1
Wuhan	1	15	1
Yangzhou	1	—	—
Tianjin	1	9	1
Xi’an	1	9	1
Nanjing	2	9	1
Shenyang	1	10	1
Chongqing	1	9	1
Chengdu	1	8	1
Shenzhen	1	3	—
Xiangfan	1	3	1
Taiyuan	1	5	1
Haerbin	1	6	1
Changsha	1	6	1
Jinan	1	7	1
Zhengzhou	1	5	1
Hangzhou	1	4	1
Changchun	3	4	1
Shijiazhuang	1	3	—
Suzhou	1	3	—
Zhuzhou	1	1	—
Anshan	1	2	—
Hefei	1	3	1
Kunming	1	4	1
Wuxi	1	1	—
Foshan	1	1	—
Fuzhou	1	2	1
Yichang	1	1	—
Nanchang	1	6	1

City	Number of schools	Number of learning centers	Number of bookstores
Jingzhou	1	1	—
Dalian	1	3	1
Lanzhou	1	—	1
Huangshi	1	—	—
Ningbo	1	1	—
Xiamen	1	1	—
Qingdao	1	1	—
Nanning	1	—	—
Xuzhou	1	—	—

Total	48	222	24

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products intended to address the needs of our students. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a school that provides post-secondary education, our classroom-based courses are generally designed to be completed in two to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We currently have a full-time staff of approximately 150 people involved in our centralized curriculum development process. We update and expand our course offerings frequently in response to evolving market needs. Our program, service and product offerings are generally divided into six areas: language training; test preparation; primary and secondary schools and kindergartens; educational content, software and other technology development and distribution; online education; and other services and products.

Language Training Courses

Our language training courses primarily consist of various types of English language training courses. We also provide training courses for other foreign languages, including German, Japanese, French, Korean and Spanish. In our fiscal year ended May 31, 2009, we had approximately 937,000 student enrollments in our language training courses, of which over 90% were in our English language training courses. Our interactive courses focus not only on reading and writing, but also on teaching and improving critical listening and speaking skills.

We recognize that students progress at different rates when learning foreign languages and our large number of students allows us to offer suitable courses at many different levels of proficiency. While we offer English to students of all age groups and with various motivations for learning English, we generally categorize our English language training courses into the following areas: (i) English for adults; (ii) English for children, including our “Pop Kids” English program; (iii) English for middle school and high schools students; and (iv) “Elite English” for high-income adults and children of high-income families.

English for Adults. Historically, this has been the primary component of our English language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency.

Our English for adults program offers courses designed to teach and improve college and other adult students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for six to 12 weeks with classroom instruction one to four times per week for two to five hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of our English for adults courses typically range from one to approximately 150 students per class.

In our fiscal year ended May 31, 2009, we had approximately 278,000 student enrollments in our English for adults courses and approximately 23%, 16% and 7% of the total enrollments were for courses taught in Beijing, Shanghai and Wuhan, respectively. Course fees for our English for adults courses range from approximately RMB200 to approximately RMB3,000 per course.

English for Children. We established our English for children program in 2002 for children in kindergarten through grade six and it has achieved rapid growth. We designed our English for children program based upon the following principles: (i) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula, the skills and abilities of the individual child and adapting to his or her particular needs; (ii) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (iii) we help children develop a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2004, we established our “Pop Kids” English learning centers at which we attempt to immerse young kids in a fun and interactive English- speaking environment dedicated solely to children.

Our English for children classes are divided into classes of one to approximately 25 students per class. Students attend class one to two times per week for 1.5 to two hours per class. We test our students to measure their progress and make sure they are progressing as needed to advance to the next book and class level without jeopardizing the fundamentals that will allow them to excel in the future.

To enhance our Pop Kids English program, in November 2008, we began a cooperation with the Sino-British Academic Exchange Center for Education Measurement (SBC), Cambridge ESOL’s sole representative in China, for the administration of the Cambridge Young Learners English exam (YLE) to our students in the Pop Kids English program. Cambridge ESOL is a not-for-profit department of the University of Cambridge focusing on examinations for the English language. We currently are administering the YLE exam for our POP Kids English students in 14 cities.

In our fiscal year ended May 31, 2009, we had approximately 308,000 student enrollments in our English for children program, and approximately 22%, 11% and 10% of the enrollments took place in Wuhan, Beijing and Guangzhou, respectively. Course fees for our English for children courses range from approximately RMB100 to approximately RMB1,000 per course.

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

Our typical English courses for middle school and high school students last for eight to 16 weeks with classroom instruction one to four times per week for 90 minutes to five hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of these courses typically range from one to approximately 300 students per class.

In our fiscal year ended May 31, 2009, we had approximately 225,000 student enrollments in our English language training courses for middle school and high school students, and approximately 19%, 6%, and 6% of the enrollments took place in Beijing, Shanghai and Wuhan, respectively. Course fees for our English training courses for middle school and high school students range from approximately RMB200 to approximately RMB2,000 per course.

“Elite English” for High-Income Adults and Children of High-Income Families. With the rapid economic growth of China in the past three decades and increased sophistication and frequency of international business transactions, there is a growing demand for high-end, personalized, advanced English language training for high-income working professionals and other adults in large, economically prosperous cities. China’s economic growth has led to increased personal disposable income which, coupled with the “single child” policy and the potential rewards of English proficiency, has prompted Chinese families to spend a high percentage of their disposable income investing in their children’s English language education. We started our “Elite English” programs for high-income adults and children of high income families in 2003 in response to the market demand from high-income students and parents for such personalized instruction.

While we have a standardized curriculum for our “Elite English” program, our trained teachers work closely with a small group of students to evaluate and customize the curriculum based on the progress and demands of the students. Our “Elite English” program is divided into classes of one to ten students per class.

In our fiscal year ended May 31, 2009, we had approximately 4,700 students in our “Elite English” program at our “Elite English” centers in Beijing, Chongqing, Chengdu and Changsha. The schedules of our “Elite English” classes are more flexible in order to accommodate students’ schedules and are provided in up-scale locations and environments. We plan to continue growing this area of our business. Enrollment fees for our “Elite English” program generally range from RMB12,000 to RMB18,000 per year.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2009, we had approximately 582,000 student enrollments in our test preparation courses, of which approximately 229,000 were in overseas test preparation courses and 353,000 were in PRC test preparation courses.

We offer test preparation courses for the following major overseas exams: TOEFL, TSE, SAT, ACT, IELTS, GRE, GMAT, LSAT, BEC and TOEIC. In addition, we offer test preparation classes for the following major PRC admissions tests: CET 4, CET 6, National English Test for Entrance into Master’s Degree Programs, National Math Test for Entrance of Master’s Degree Programs, Professional Title English Test and PETS. In November 2006, we established our Beijing New Oriental North Star Training School to expand into the professional certification preparation field, which includes preparation for the PRC bar, the PRC certified public accountant and civil service exams. In November 2007, Educational Testing Service, the creator of the TOEFL, and New Oriental reached an agreement making New Oriental’s language schools the only language schools in China authorized by the Educational Testing Service to sell the TOEFL Practice Online, or the TPO, in their training classes. As part of the agreement, New Oriental has an exclusive right to provide the TPO as a component of its language training or test preparation courses and may also sell the TPO to the general public through its bookstores. Educational Testing Service will continue to sell the TPO on its own website and through its subsidiaries or other third-party resellers.

In March 2008, we launched our “New Oriental U-Can” training program which targets middle and high school Chinese students from ages 13 to 18 who are preparing for the college entrance examination in China, known as the gaokao. The gaokao is required for admission to bachelor degree programs and most associate degree programs at Chinese colleges and universities. In our fiscal year ended May 31, 2009, we had over 58,000 student enrollments in New Oriental U-Can. To complement New Oriental U-Can, we also entered the gaokao re-takers market with our acquisition of Mingshitang School, a Beijing-based private school that specializes in tutoring students who seek to retake the gaokao, in June 2008 and our acquisition of Tongwen Gaokao School, a Changchun-based private school providing similar types of services, in September 2008.

In our fiscal year ended May 31, 2009, approximately 41% and 18% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 22% of the total student enrollments in our PRC test preparation courses took place in Beijing, while no other city accounted for over 10% of the total student enrollments in our PRC test preparation courses.

Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our experienced teachers generally teach in large classes ranging from 50 to 500 students. Our students enroll in a 20 to 160-hour program with classes meeting one to four times per week for approximately 2.5 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB150 to RMB25,000 per course.

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. In our fiscal year ended May 31, 2009, we had over 3,400 students at the Yangzhou school, approximately 68% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 280 teachers and 320 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2009, the school accepted 1,173 students out of over approximately 2,000 applicants from the local market as well as elsewhere in China. All students of class of 2009, the first class to graduate from the Yangzhou school, were admitted by the top 100 universities in the U.S.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2009, tuition at the Yangzhou school ranged from RMB5,000 to RMB10,000 per year.

In September 2006, we opened our second primary and secondary school in Taixing, China near our Yangzhou school. We closed our Taixing school in July 2008, and transferred all the students and teachers from our Taixing school to our Yangzhou school.

Educational Content, Software and Other Technology Development and Distribution

We develop and edit content for educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals, as well as “self-help,” “know-how” and “inspirational” books for our students and other readers. We distribute these materials through various distribution channels, consisting of our own classrooms and bookstores as well as third-party distributors, including over 5,000 bookstores in China. In our fiscal year ended May 31, 2009, we developed and edited over 130 titles and distributed approximately nine million books authored or licensed by us in China. Over 95% of the materials distributed by us are education-related and include the materials that we use in our courses and also include a large number of titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with Pearson Education, The McGraw-Hill Companies, Cambridge University Press, Barron’s and Wiley, or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. In January 2007, we entered into an agreement with DynEd International Inc., or DynEd, to license DynEd’s proprietary English language training software for use in our Elite English programs and to collaborate with DynEd to develop accompanying teaching materials. In November 2007, we entered into an agreement with Heinle ELT, a part of Cengage Learning and a leading provider of materials of English language teaching and learning throughout the world. Pursuant to the agreement, Heinle ELT has worked with our instructors to develop a line of localized English language learning materials, including textbooks, audio and video programs, and Internet-based content for use via our Koolearn.com online learning platform and in our “iEnglish” brand courses, which is our specially branded English-language learning program that focuses on improving students’ listening comprehension and speaking abilities. Heinle ELT has also provided support in ongoing instructor training and research activities to us. In June 2008, we and Intuto Ltd., a New Zealand-based e-learning solutions provider, formed a partnership to co-develop and update custom learning materials tailored to our existing IELTS courses. IELTS is used to assess the language ability of second language speakers planning to live, work or study in English-speaking countries. Pursuant to the agreement, Intuto has worked with our instructors to develop a line of English language learning materials, including textbooks, to address the four skills in the IELTS exam: reading, writing, speaking and listening of the English language. Meanwhile, we are developing our own IELTS courses and exercises through our Koolearn.com online learning platform based on material developed under the partnership, in accordance with the terms of the agreement. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com. As of May 31, 2009, approximately 5.3 million users had registered accounts with us, giving them access to free informational content on our website. In our fiscal year ended May 31, 2009, we had approximately 176,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses. Course fees for our online courses range from RMB10 to RMB5,000 per course.

We currently offer approximately 600 online courses in language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. Our typical online courses last for 30 hours and each session normally lasts 15 minutes or less. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded lectures. In June 2008, we entered into an agreement with Coca-Cola (China) Beverages Ltd. to jointly develop an e-learning platform offering vocational training to Coca-Cola system employees in China through our Koolearn.com online platform. Our Koolearn.com online learning management system allow Coca-Cola management and human resource professionals to evaluate employees’ knowledge in specific subject areas and assess their progress throughout the course. As of May 31, 2009, approximately 5,300 users in 12 Coca-Cola plants had used this training platform.

Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

Other Services

Overseas Studies Consulting. Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students to make informed decisions. We also counsel students with the immigration process for overseas studies, such as obtaining visas and student and off- campus housing. We charge each student a fee based on the scope of consulting services requested by the student.

Post-Secondary Education. We provide post-secondary educational programs to help students seek career opportunities requiring English proficiency, such as interpreters for international trade organizations. Such programs normally last for less than one year. Students have the flexibility to enroll in specific courses of interest or to enroll in the full program.

Pre-school Education. In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing, which currently has 110 students and has a capacity of enrolling up to 180 students. In April 2009, we opened a new kindergarten in Nanjing. As of May 31, 2009, our two kindergartens had a total of 180 students.

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

We employ the following marketing methods to attract new and returning students:

Speeches and Seminars. Our management, most of whom are experienced teachers and were among our earliest teachers, and our top teachers frequently give speeches at colleges, universities, high schools and middle schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops. Our speeches include direct program promotion speeches during which we directly explain the merits and advantages of our programs or general English learning methods, as well as inspirational speeches designed to motivate students to reach their full potential and strive for success. In the fiscal year ended May 31, 2009, our management and teachers gave a total of over 7,800 speeches and seminars in China.

Referrals. Historically, our student enrollments have grown primarily through word-of-mouth referrals. Our student enrollments have benefited and will continue to benefit by referrals from our extensive network of students and alumni and the successful academic and professional careers that many of them have achieved.

Distribution of Marketing Materials. We use New Oriental “booths” and “information tables” to distribute free inspirational books authored by our chairman and chief executive officer Michael Minhong Yu and others, informational brochures, posters and flyers at various on-campus events, educational expos, conferences and college and employment fairs. We also conduct extensive free information sessions to introduce our programs to our target markets.

Advertisements. We advertise through our own websites and also on China’s leading portals, such as Sina.com and Sohu.com. We also have advertising arrangements with many Chinese national and regional newspapers and other media outlets, including school campus newspapers. In addition, we advertise through local radio stations and other advertisement platforms, including building lobby or elevator LCD displays and outdoor advertisement displays.

Social Events and Activities. We participate in and host community events designed to promote awareness of the virtues of education. We believe that these events enhance our public image and increase brand awareness. We also host English speech competitions, English drama performances and cultural events designed to raise enthusiasm for English language learning and to further promote awareness of our brand.

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

Competition

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. We believe none of our competitors focuses on as broad a spectrum of programs, products and services as we provide. Instead, our competitors focus on targeted markets, both in terms of the particular segments of students they aim to attract and the local markets in which they operate.

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

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. Except for our primary and secondary school in Yangzhou and a small high school in Changchun, which provide graduation certifications to students, none of the schools operated by New Oriental China provides a diploma or certification to students.

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

Subsequent to the implementation of the Publication Regulations, the GAPP issued the Administrative Regulations on Publications Market, which became effective on September 1, 2003 and which were amended on June 16, 2004. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general distribution, whole sale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from the GAPP and may conduct general distribution of the publications in the PRC; an entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of GAPP and may not engage in general distribution in the PRC; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of the GAPP at the county level and may not conduct general distribution or wholesaling of publications in the PRC.

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products shall secure a Permit for Operating Audio-Video Products from the relevant culture authorities.

The subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications have obtained the relevant Permits for Operating Publications and the relevant Permits for Operating Audio-Video Products. During the term of the above-mentioned permits or licenses, the GAPP or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits or licenses. If the subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.

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

Xuncheng Network, a subsidiary of New Oriental China engaging in Internet content services, received verbal confirmation from GAPP that the online content services that Xuncheng Network provides does not fall within the scope of “Internet publishing” that requires approval or a license from GAPP. Obtaining an online publication license requires certain conditions, including having five or more qualified editors, which Xuncheng Network cannot satisfy. However, because there is no further official or publicly available interpretation of “Internet publishing,” we cannot assure you that Xuncheng Network will not require an online publication license in the future.

Regulations on Consulting Services for Overseas Studies or Other Overseas Visits for Private Matters

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

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP provider engaged in providing online bulletin board services, or BBS, is subject to a special approval and filing process with the relevant telecommunications industry authorities. Xuncheng Network has obtained the ICP license and is in the process of obtaining such BBS approval.

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

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. However, there remain significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures and the related press release, in particular, the scope of “Internet Audio-Video Programs.”

Xuncheng Network, a subsidiary of New Oriental China engaging in online education services, does not possess a License for Disseminating Audio-Video Programs through Information Network. However, we do not believe that we are required to apply for a License for Disseminating Audio-Video Programs through Information Network as an enterprise providing online education and test preparation courses. As an online education services provider, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating websites that post user-generated content. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not one of those providers of audio-video program services covered under the Internet Audio-Video Program Measures. In the event that we are deemed to be a provider of audio-video program services covered under the Internet Audio-Video Program Measures, we believe that pursuant to the press release described above, it is possible that we may be allowed to continue our current operations and re-register with SARFT or MIIT in accordance with the published guidelines. We will monitor the regulatory developments relating to the Internet Audio-Video Program Measures and we will re-register with the relevant governmental authorities if required. However, if the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006. This regulation requires that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law. This regulation also provides that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental,” “Pop Kids” and “Elite English,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. Our trademarks and “New Oriental” were recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province.

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

Our beneficial owners immediately before our initial public offering who are PRC residents had registered with the local branch of SAFE prior to our initial public offering as required under SAFE Circular No. 75.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the M&A rule, to more effectively regulate foreign investment in PRC domestic enterprises. The M&A rule provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A rule also contains a provision requiring offshore special purpose vehicles, or SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The M&A rule became effective on September 8, 2006 without retroactive effect. Based on the advice of Tian Yuan Law Firm, our PRC counsel, we do not believe that CSRC approval was required for our listing on the NYSE because trading of our ADSs commenced prior to the effective date of the M&A rule.

Regulations on Taxation

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been subject to an enterprise income tax rate lower than 25% prior to March 16, 2007 may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that had been entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new or high technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations. The State Council promulgated the new implementation rules of this EIT Law in December 2007 and the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation promulgated other supplemental rules in April 2008 and July 2008, respectively, regarding new criteria for the granting of “new or high technology enterprises” status. According to such new rules, all enterprises which have been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to the preferential tax treatments. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A recent circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

Our management is currently based in China and is expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions. If we are required to pay income tax for any dividends we receive from our subsidiaries, the amount of dividends we can pay to our shareholders and ADS holders could be materially reduced.

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

C. Organizational Structure

Substantially all of our operations are conducted in China through our contractual arrangements with our consolidated affiliated entity, New Oriental China, and its subsidiaries, as well as through our four wholly owned subsidiaries in China:

•

Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, which primarily engages in the educational software development business and sub-licenses our trademarks to New Oriental China and its subsidiaries;

•	Beijing Decision Education Co., Ltd., or Beijing Decision, which primarily engages in the business of providing educational technology services and educational management services;

•	Beijing Judgment Education & Consulting Co., Ltd., or Beijing Judgment, a company that directly holds the real estate properties on which certain of our schools are located; and

•	Beijing Speed Technology Company Limited, or Beijing Speed, which was established in January 2009 and primarily engages in the educational software development business.

The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of May 31, 2009:

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

D. Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we own approximately 14,000 square meters of office and classroom space. In addition, we lease and own an aggregate of approximately 579,000 square meters of space for our schools, learning centers and bookstores in various cities in China. We lease all of our facilities except for our Yangzhou school and part of the premises for our headquarters in Beijing and our schools in Xi’an and Tianjin.

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

A. Operating Results

General Factors Affecting Our Results of Operations

We have benefited significantly from favorable demographic trends, the overall economic growth and the demand for high- quality private education and English language training in China. The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. At the same time, China’s integration into the global economy has continued, resulting in more career opportunities for Chinese citizens who are able to communicate effectively in English. We anticipate that the demand for private education and English language training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the private education industry in China, which in turn may harm our business and results of operations.

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

Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and learning centers and further expand our school network throughout China, as well as offer a greater variety of courses, including smaller-size classes. Specifically, we opened seven new schools and 56 new learning centers in fiscal year 2009. In addition, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes, such as “Pop Kids” English classes for kindergarten through sixth grade students with 10 to 25 students per class and higher-end “Elite English” classes for adults and children of high-income families with one to 10 students per class. Our planned expansion will result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. We launched a computerized enrollment system in 2006 to timely track course enrollment and other relevant operating data across our school network. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our growth. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among us, our wholly owned subsidiaries in China, and our consolidated affiliated entities in China, which consist of New Oriental China and its wholly owned subsidiaries. New Oriental China’s subsidiaries hold the licenses and permits necessary to conduct our educational services business in China and directly operate its schools, learning centers and bookstores, develop and distribute educational content, software and other technologies, and operate our online education business. We intend to own and operate schools and learning centers when PRC law permits us to do so.

Net Revenues. In the fiscal years ended May 31, 2007, 2008 and 2009, we generated total net revenues of US$132.6 million, US$201.0 million and US$292.6 million, respectively. Our revenues are net of PRC business taxes and related surcharges, as well as scholarships and refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 93.2%, 91.5% and 91.1% of our total net revenues in the fiscal years ended May 31, 2007, 2008 and 2009, respectively; and

•	books and others, which accounted for 6.8%, 8.5% and 8.9% of our total net revenues in the fiscal years ended May 31, 2007, 2008 and 2009, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education, online education and post-secondary education. Revenues from language training courses and test preparation courses accounted for 88.3%, 87.6% and 87.4%, respectively, of our total net revenues in the fiscal years ended May 31, 2007, 2008 and 2009.

We recognize revenues from course fees collected for enrollment in our language training and test preparation courses and post- secondary educational programs proportionally as we deliver the instruction over the period of the course. Course fees are generally paid in advance by students and are initially recorded as deferred revenues. Students are entitled to a one-week course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the one-week trial period that they no longer want to take the course. After the one-week trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary school ratably over the corresponding academic year. We sell pre-paid online education cards primarily to distributors, who in turn sell them to students. We recognize revenues from sales of pre-paid cards in proportion to the actual time that students spend on our online courses. Course fees and school fees collected and amounts received from sales of pre-paid cards are recorded as deferred revenues until they can be recognized as revenues upon their use or expiration. Upon expiration of a prepaid card, which is six months to one year from the date of the sale of the card, we recognize the remaining amount of deferred revenues as revenues.

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training and overseas admissions and assessment test preparation, the quality of our instruction and the variety of our programs, services and products. For the past several years, our revenue growth has been driven primarily by increased enrollments in our English language training courses and test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. Our courses generally have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter from December 1 to February 28 each year, primarily because many students enroll in our language training and other courses during the winter school holidays. We expect this seasonality enrollment pattern to continue, especially for most of our language training courses for college and middle school students and test preparation courses.

Although similar courses have comparable rates, course fees vary among our numerous courses. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar programs. Our test preparation courses are generally delivered in class settings ranging from one student to 500 students per class and our English language training courses are delivered in class settings generally ranging from one student to 300 students per class. To further penetrate the English language training markets for children and high-income individuals, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes for children and adults, such as “Pop Kids” English classes for students in kindergarten through grade six with ten to 25 students per class and higher-end personalized “Elite English” classes for high-income adults and children with one to ten students per class. We typically adjust course fees or school fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. We expect to continue to derive a substantial majority of our revenues from educational programs and services.

A significant portion of our revenues has been derived from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests by educational institutions and governmental authorities both in China and abroad. If the use of admissions and assessment tests declines or falls out of favor with educational institutions, government authorities and other entities, the markets for our test preparation courses will shrink and our business may be materially and adversely affected. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and CET 6 exams, which, among other things, limits these exams only to college students starting from 2007. As a result, the total number of students who started our CET 4 and CET 6 exam preparation courses decreased from approximately 180,000 in 2004 to approximately 140,000 in 2005, and then decreased slightly further in 2006. The number of students who enrolled in our CET 4 and CET 6 exam preparation courses was approximately 190,000 in 2007 and 180,000 in 2008. We are currently not aware of any other proposed reforms by the PRC regulatory authorities concerning admissions and assessment tests that would materially and adversely affect our domestic test preparation business.

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

	For the Year Ended May 31,
(in thousands except percentages)	2007		2008		2009
	US$	%	US$	%	US$	%
Net revenues	132,603	100	201,003	100	292,567	100
Operating costs and expenses:
Cost of revenues	(53,744)	(40.5)	(77,219)	(38.4)	(112,011)	(38.3)
Selling and marketing	(16,549)	(12.5)	(25,617)	(12.7)	(38,947)	(13.3)
General and administrative	(36,218)	(27.3)	(52,832)	(26.3)	(80,689)	(27.6)

Total operating costs and expenses	(106,511)	(80.3)	(155,668)	(77.4)	(231,647)	(79.2)

We rely on our teachers to deliver educational services. Our teachers consist of both full-time teachers and contract teachers. Full-time teachers deliver instruction and may also be involved in management, administration and other functions at our schools and other subsidiaries and affiliated entities. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our contract teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors. To attract and retain high- quality teachers, we have granted equity incentives, including restricted shares and share options, to some of our teachers. We account for teaching fees and performance-linked bonuses paid to our teachers as cost of revenues as they are directly associated with the provision of educational services, and account for the other compensation and benefits to our teachers as general and administrative expenses.

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

	For the Year Ended May 31,
(in thousands except percentages)	2007		2008		2009
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
Cost of revenues	277	6.0	707	8.1	316	1.9
Selling and marketing	109	2.3	226	2.6	225	1.3
General and administrative	4,261	91.7	7,809	89.3	16,209	96.8

Prior to our initial public offering, we had issued a number of restricted shares to our employees, directors and consultants for services rendered to by them. Those shares vested immediately on the date of grant. In January 2006, we adopted the 2006 Share Incentive Plan, under which we are authorized to, starting from 2006, issue share options to purchase up to 8,000,000 common shares to our employees, directors and consultants in 2006, as well as additional options in future periods. In fiscal years 2006 and 2007, we granted options to purchase a total of 12,766,000 common shares. Of those options, options to purchase 1,245,300 commons shares had been forfeited as of May 31, 2009. We have not granted any options since the end of our fiscal year 2007. We also granted 2,872,000 and 487,248 non-vested equity shares in fiscal years 2008 and 2009, respectively, of which 774,468 shares had been forfeited as of May 31, 2009. In December 2004, the Financial Accounting Standards Board, or FASB, issued statement of accounting standards, or SFAS No. 123(R) “Share-Based Payment,” effective January 1, 2006. Accordingly, we have adopted the provisions of SFAS 123(R) for the share-based compensation awards granted since January 1, 2006. SFAS 123(R) requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. For options granted to our employees and directors, we record share-based compensation expenses based on the fair value of our common shares underlying options as of the date of option grant and amortize the expenses over the vesting periods of the options. For non-vested equity shares granted to employees and directors, we record share-based compensation expenses based on the quoted market price of our ADSs on the grant date and amortize the expenses over the vesting periods of the non-vested equity shares.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Other than our primary and secondary school, our subsidiaries and affiliated entities in China are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges, and a value-added tax at varying rates ranging from 4% to 17% on gross revenues from sales of books, educational software and other products. With regard to income tax, according to the Implementation Rules for The Law for Promoting Private Education (2004), private schools that do not require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. As a result, preferential tax treatments for our schools vary among different cities. In some cities, our schools are subject to a standard enterprise income tax rate of 25% (which was 33% prior to January 1, 2008), while in other cities, our schools are subject to a 2% to 3% tax on gross receipts in lieu of the standard enterprise income tax or are exempted from the enterprise income tax. Among our schools in the four major cities from which we derived a majority of our revenues in each of the past three fiscal years ended May 31, 2007, 2008 and 2009, our school in Wuhan has been subject to the standard enterprise income tax, and our school in Shanghai has been subject to standard enterprise income tax rate since the beginning of 2007. New Oriental China’s subsidiaries other than schools are either subject to the standard enterprise income tax rate, which was 33% through the end of 2007 and has been 25% since the beginning of 2008, or subject to various preferential income tax rates approved by local taxation authorities.

Under PRC laws and regulations in effect before January 1, 2008, New Oriental China and three wholly owned subsidiaries of our company in China, Beijing Judgment, Beijing Hewstone and Beijing Decision, were certified “new or high-technology enterprises” located in a high-tech zone in Beijing as their primary sources of revenues were educational software development and educational technology development and implementation. As a result, New Oriental China was exempted from enterprise income tax from 2002 to 2004, and was subject to a 7.5% enterprise income tax in 2005, 2006 and 2007. Each of the three wholly owned subsidiaries in China was established in 2005 and thus was exempted from enterprise income tax from 2005 to 2007. However, the implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008, respectively, have provided new criteria for such “new or high technology enterprises” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments. In December 2008, two of our wholly owned subsidiaries in China, Beijing Hewstone and Beijing Decision, were recertified as “new or high-technology enterprise” in Beijing. As a result, both of them are entitled to a 7.5% enterprise income tax rate from 2008 to 2010, followed by a 15% tax rate as long as they continue to qualify as a “new or high technology enterprise.” The enterprise income tax rate from 2008 to 2010 for those two subsidiaries, which has been set by the local tax authorities in Beijing, is more favorable than the ones mandated by the national tax authorities. The deferred tax balance of Beijing Decision and Beijing Hewstone is calculated at a rate of 7.5% as we expect Beijing Decision and Beijing Hewstone to continue to be qualified as “new or high-technology enterprise” after 2010. The other wholly owned subsidiary of our company, Beijing Judgment, and New Oriental China did not seek recertification and consequently are subject to the standard enterprise income tax rate of 25% from 2008.

Preferential tax treatments granted to our schools by local governmental authorities are subject to review and may be adjusted or revoked at any time. In addition, if the government regulations or authorities were to phase out preferential tax benefits currently granted to “new or high-technology enterprises,” New Oriental China and our wholly owned subsidiaries in China would be subject to the 25% uniform statutory tax rate. The discontinuation of any preferential tax treatments currently available to our schools, especially those schools in major cities, and to New Oriental China and our wholly owned subsidiaries, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A recent circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

Our management is currently based in China and is expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

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

	For the Year Ended May 31,
(in thousands US$)	2007	2008	2009
Net revenues:
Educational programs and services	123,543	183,917	266,389
Books and others	9,060	17,086	26,178
Total net revenues	132,603	201,003	292,567
Operating costs and expenses(1):
Cost of revenues	(53,744)	(77,219)	(112,011)
Selling and marketing	(16,549)	(25,617)	(38,947)
General and administrative	(36,218)	(52,832)	(80,689)

Total operating costs and expenses	(106,511)	(155,668)	(231,647)

Operating income	26,092	45,335	60,920
Other income (expense), net	4,209	7,149	7,189
Provision for income tax	(1,830)	(3,644)	(7,256)
Minority interest, net of taxes	128	173	163

Net income	28,599	49,013	61,016

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands US$)	2007	2008	2009
Cost of revenues	277	707	316
Selling and marketing	109	226	225
General and administrative	4,261	7,809	16,209

Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008

Net Revenues. Our total net revenues increased by 45.6% from US$201.0 million for the fiscal year ended May 31, 2008 to US$292.6 million for the fiscal year ended May 31, 2009. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 44.8% from US$183.9 million for the fiscal year ended May 31, 2008 to US$266.4 million for the fiscal year ended May 31, 2009. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$176.1 million in the fiscal year ended May 31, 2008 to US$255.8 million in the fiscal year ended May 31, 2009 and, to a lesser extent, the increase in average revenues per student in the fiscal year ended May 31, 2009 as more students took smaller-size classes with higher course fees. The increase in revenues from language training courses was mainly attributable to the increase in the number of students who completed our courses from approximately 711,000 in the fiscal year ended May 31, 2008 to approximately 891,000 in the fiscal year ended May 31, 2009, and in particular, the increased number of students who completed our language training courses for children and middle school and high school students. The increase in revenues from test preparation courses was mainly attributable to an increase in the number of students who completed our test preparation courses from approximately 517,000 in the fiscal year ended May 31, 2008 to approximately 572,000 in the fiscal year ended May 31, 2009.

•

Books and Others. Net revenues from sales of books and other educational materials and services increased by 53.2% from US$17.1 million in the fiscal year ended May 31, 2008 to US$26.2 million in the fiscal year ended May 31, 2009, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2009, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 48.8% from US$155.7 million in the fiscal year ended May 31, 2008 to US$231.6 million in the fiscal year ended May 31, 2009. This increase resulted from increases in all of our operating cost and expense line items.

•

Cost of Revenues. Our cost of revenues increased by 45.1% from US$77.2 million in the fiscal year ended May 31, 2008 to US$112.0 million in the fiscal year ended May 31, 2009. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired over 1,900 new teachers during the fiscal year ended May 31, 2009, and an increase in our rental payments as we had leased facilities for 48 schools and 222 learning centers as of May 31, 2009, as compared to 41 schools and 166 learning centers as of May 31, 2008.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 52.0% from US$25.6 million in the fiscal year ended May 31, 2008 to US$38.9 million in the fiscal year ended May 31, 2009. This increase was primarily due to the addition of approximately 500 new sales and marketing employees and increased marketing and promotional expenses in connection with opening new schools and learning centers during the fiscal year ended May 31, 2009.

•

General and Administrative Expenses. Our general and administrative expenses increased by 52.7% from US$52.8 million in the fiscal year ended May 31, 2008 to US$80.7 million in the fiscal year ended May 31, 2009. This increase was primarily due to an increase of $10.1 million in human resources related expenses, primarily as a result of the addition of approximately 500 new employees in our management departments, as well as an increase of US$8.4 million in share-based compensation charge, compared to the fiscal year ended May 31, 2008.

Other Income, Net. Our other income, which consists primarily of interest income, increased slightly from US$7.1 million in the fiscal year ended May 31, 2008 to US$7.2 million in the fiscal year ended May 31, 2009.

Provision for income tax. Our income tax expense increased by 99.1% from US$3.6 million in the fiscal year ended May 31, 2008 to US$7.3 million in the fiscal year ended May 31, 2009. This increase was primarily due to increased taxable income and increased income tax rate for New Oriental China due to the expiry of the preferential tax rate for “new or high-technology enterprise” on December 31, 2007.

Net Income. As a result of the foregoing, our net income increased by 24.5% to US$61.0 million for the fiscal year ended May 31, 2009 from US$49.0 million for the fiscal year ended May 31, 2008.

Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended May 31, 2007

Net Revenues. Our total net revenues increased by 51.6% from US$132.6 million for the fiscal year ended May 31, 2007 to US$201.0 million for the fiscal year ended May 31, 2008. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 48.9% from US$123.5 million for the fiscal year ended May 31, 2007 to US$183.9 million for the fiscal year ended May 31, 2008. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$117.1 million in the fiscal year ended May 31, 2007 to US$176.1 million in the fiscal year ended May 31, 2008, and, to a lesser extent, the increase in average revenues per student in the fiscal year ended May 31, 2008 as more students took smaller- size classes with higher course fees. The increase in revenues from language training courses was mainly attributable to the increase in the number of students who completed our courses from approximately 566,000 in the fiscal year ended May 31, 2007 to approximately 711,000 in the fiscal year ended May 31, 2008, and in particular, the increased number of students who completed our language training courses for children and middle school and high school students. The increase in revenues from test preparation courses was mainly attributable to an increase in the number of students who completed our test preparation courses from approximately 440,000 in the fiscal year ended May 31, 2007 to approximately 517,000 in the fiscal year ended May 31, 2008.

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

•

Cost of Revenues. Our cost of revenues increased by 43.7% from US$53.7 million in the fiscal year ended May 31, 2007 to US$77.2 million in the fiscal year ended May 31, 2008. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired over 900 new teachers during the fiscal year ended May 31, 2008, and an increase in our rental payments as we had leased facilities for 41 schools and 166. learning centers as of May 31, 2008, as compared to 35 schools and 130 learning centers as of May 31, 2007.

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

Net revenues from our language training and test preparation courses accounted for 88.3%, 87.6% and 87.4%, respectively, of our total net revenues in the fiscal years ended May 31, 2007, 2008 and 2009. Net revenues from our primary and secondary school education accounted for 3.7%, 3.2% and 2.9%, respectively, of our total net revenues in the fiscal years ended May 31, 2007, 2008 and 2009. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary school ratably over the corresponding academic year.

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

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands US$)	2007	2008	2009
Net revenues of reportable segments:
Language training and test preparation courses	117,140	176,065	255,842
Primary and secondary education	4,869	6,369	8,620

Total net revenues of reportable segments	122,009	182,434	264,462

Total net revenues of our company	132,603	201,003	292,567
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(43,545)	(65,753)	(91,179)
Primary and secondary education	(4,728)	(4,777)	(11,019)

Selling and marketing:
Language training and test preparation courses	(10,915)	(18,209)	(26,870)
Primary and secondary education	(124)	(230)	(263)
General and administrative:
Language training and test preparation courses	(18,710)	(27,686)	(42,500)
Primary and secondary education	(1,496)	(1,908)	(2,774)

Total operating costs and expenses of reportable segments	(79,518)	(118,563)	(174,605)

Total operating costs and expenses of our company	(106,511)	(155,668)	(231,647)

Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 45.3% from US$176.1 million for the fiscal year ended May 31, 2008 to US$255.8 million for the fiscal year ended May 31, 2009, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 35.3% from US$6.4 million for the fiscal year ended May 31, 2008 to US$8.6 million for the fiscal year ended May 31, 2009, primarily due to an increase in the number of students as we offered additional classes

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 38.7% from US$65.8 million for the fiscal year ended May 31, 2008 to US$91.2 million for the fiscal year ended May 31, 2009, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008—Operating Costs and Expenses—Cost of Revenues.”

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased by 130.7% from US$4.8 million for the fiscal year ended May 31, 2008 to US$11.0 million for the fiscal year ended May 31, 2009 primarily due to an increase in teaching fees paid to our teachers and the addition of over 30 new teachers.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 47.6% from US$18.2 million for the fiscal year ended May 31, 2008 to US$26.9 million for the fiscal year ended May 31, 2009, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased by 14.3% from US$230,000 for the fiscal year ended May 31, 2008 to US$263,000 for the fiscal year ended May 31, 2009, primarily due to the increased marketing expenses in connection with the new grade years offered by the primary and secondary school during the fiscal year ended May 31, 2009.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 53.5% from US$27.7 million for the fiscal year ended May 31, 2008 to US$42.5 million for the fiscal year ended May 31, 2009, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008—Operating Costs and Expenses—General and Administrative Expenses.”

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 45.4% from US$1.9 million for the fiscal year ended May 31, 2008 to US$2.8 million for the fiscal year ended May 31, 2009. This increase is primarily due to the addition of new employees for the management of schools.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Share-based Compensation

Prior to January 2006, we did not issue any share options to our employees, directors and consultants. In January 2006, we adopted the 2006 Share Incentive Plan under which we had granted a total of 12,766,000 share options as of May 31, 2009. We record the compensation cost based on our determination of the grant date fair value of such awards in accordance with SFAS 123(R). To determine the grant date fair value of options, we use the Black-Scholes option pricing model. This model requires the use of certain subjective assumptions.

For option grants made under the 2006 Share Incentive Plan, we have historically used the following assumptions:

	2006	2007
Weighted average risk-free rate of return	3.82%	3.86%
Weighted average expected option life (year)	5.88	5.88
Weighted average volatility rate	50.50%	50.50%
Weighted average dividend yield	—	—

Risk-Free Interest Rate. Risk-free interest rate was estimated based on the yield, as of the grant date, to maturity of China international government bonds with a maturity period close to the expected term of the options. For future grants we will determine the risk-free interest rate based on similar instruments.

Expected Term. As we did not have historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. Of the 6,279,816 options outstanding as of May 31, 2009, 3,524,851 options were granted prior to our initial public offering, representing 56% of the total. We did not believe we had sufficient historical information as at grant date of the options to make a refined estimate of expected term. Therefore, we used the simplified method explained in Staff Accounting Bulletin No. 107 to estimate the expected life as the simple average of the vesting term and the contractual term. In the future, should more detailed information be available to us, we would consider adopting a different method of estimating expected term.

Volatility. Volatility of the underlying common shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period similar to the expected term of the options. Most of the options were granted prior to our initial public offering or during the year ended May 31, 2007, when we had limited historical data on the price of our publicly traded ADSs. Therefore we did not have sufficient company specific information regarding the volatility of our ADS price on which to base an estimate of expected volatility. As such, we based our estimate of expected volatility on the historical volatility of comparable entities whose share prices are publicly available.

Since our initial public offering in September 2006, we have had approximately three years of historical market price data for our ADSs. The average historical volatility of the market price of our ADSs over the period from September 2006 to May 31, 2009 was 50%. For future grants we will consider all relevant information in determining an appropriate volatility assumption.

Dividend Yield. The dividend yield was estimated by us based on our expected dividend policy over the expected term of the employee share options. We expect to grow our business with internally generated cash and do not expect to pay dividend in the foreseeable future. Nor have we paid any dividends since our initial public offering. Therefore, we used a zero dividend yield assumption. Should we change our dividend policy in the future; the dividend yield will be amended to reflect any changes as appropriate.

In addition to the use of the Black-Scholes model to determine the grant date fair value, we also need to estimate the forfeiture rate of the awards and to periodically revise that estimate. The estimated forfeiture rate used was 10% as compared with the actual forfeiture rate of 12.3% up to May 31, 2009. We estimate the forfeiture rate based on historical rates of employee turnover prior to vesting and will from time to time review if the actual forfeiture rate differs from the estimated forfeiture rate. When necessary, the estimated forfeiture rate is adjusted for the actual employee turnover.

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

On June 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109,” or FIN 48. We did not have any unrecognized tax benefits during the periods presented in this annual report and accordingly, there has not been any adjustment to our retained earnings as a result of our implementation of FIN 48. We do not expect that any adjustment to our retained earnings as a result of changes in unrecognized tax benefits will be material. We recognize interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties accrued related to uncertain tax positions. Our tax years from 2002 to 2009 are subject to examination by the tax authorities.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We perform our annual goodwill impairment test on May 31 of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We did not recognize any impairment loss on goodwill during the year ended May 31, 2009.

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

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” Effective June 1, 2008, we adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal year beginning after November 15, 2008. We do not expect the adoption of SFAS No. 157 for nonfinancial assets and liabilities will have a significant effect on our consolidated financial position or results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination.” This standard replaces SFAS No.141, “Business Combination.” The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period on or after December 15, 2008. An entity may not apply SFAS No. 141R before that date. We do not expect that the adoption of SFAS No. 141(R) would have a significant effect on our consolidated financial position or results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not expect the adoption of SFAS No. 160 to have a material effect on our consolidated financial position or results of operations, other than the expected reclassification of minority interests to shareholders’ equity on June 1, 2009.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect that the adoption of SFAS No. 161 would have a significant effect on our consolidated financial position or results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. We do not expect that the adoption of FSP FAS 142-3 would have a significant effect on our consolidated financial position or results of operations or cash flows.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue (“EITF”) No. 08-6, “Equity Method Investment Accounting Considerations”. Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We are currently evaluating whether the adoption of EITF 08-6 will have a significant effect on our consolidated financial position or results of operations or cash flows.

On April 1, 2009, the FASB issued a FASB Staff Position (FSP) No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.” This FSP amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)-1 shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect that the adoption of FSP FAS 141(R)-1 would have a significant effect on our consolidated financial position or results of operations or cash flows.

On June 12, 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets.” SFAS No. 166 amends the de-recognition guidance in SFAS No. 140 and eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, a transferor will need to evaluate all existing QSPEs to determine whether they must now be consolidated in accordance with Statement 167. Statement 166 is effective is for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. We are currently evaluating whether the adoption of SFAS No. 166 may have a significant impact on our consolidated financial position or results of operations or cash flows.

On June 12, 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under FASB Interpretation 46(R). While the FASB’s discussion leading up to the issuance of SFAS No. 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of FASB Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of FASB Interpretation 46(R). SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. We are currently evaluating whether the adoption of SFAS No. 167 may have a significant impact on our consolidated financial position or results of operations or cash flows.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities, which consisted of our private placement of preferred shares to investors, bank borrowings, our initial public offering and our additional public offering. As of May 31, 2009, we had US$254.8 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its subsidiaries are paid to us pursuant to our contractual arrangements with New Oriental China and its subsidiaries for our technical and teaching support, enrollment system development and other services.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened seven new schools and 56 new learning centers in fiscal year 2009, and plan to open additional new schools and learning centers in the future depending on local market conditions of the new markets we plan to enter. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we received from our public offerings will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands US$)	2007	2008	2009
Net cash provided by operating activities	57,747	76,708	97,182
Net cash used in investing activities	(10,699)	(59,775)	(22,262)
Net cash (used in) provided by financing activities	122,294	(19,261)	(30,125)
Effect of foreign exchange rate changes	2,410	6,372	1,537
Net change in cash and cash equivalents	171,752	4,044	46,332

Cash and cash equivalents at beginning of period	32,644	204,396	208,440

Cash and cash equivalents at end of the period	204,396	208,440	254,772

Operating Activities

We have financed our operating activities primarily through cash generated from operations. Net cash provided by operating activities amounted to US$97.2 million in the fiscal year ended May 31, 2009 as compared to US$76.7 million in the fiscal year ended May 31, 2008 and US$57.7 million in the fiscal year ended May 31, 2007. Net cash provided by operating activities in the fiscal year ended May 31, 2009 was primarily attributable to the following factors: (i) net income of US$61.0 million, (ii) an add-back of non-cash items, such as US$10.6 million in depreciation and amortization and US$16.8 million in share-based compensation expense, and (iii) an increase in deferred revenues in the amount of US$14.6 million due to the increased amount of course fees received during the period. Net cash provided by operating activities in the fiscal year ended May 31, 2008 was primarily attributable to the following factors: (i) net income of US$49.0 million, (ii) an add-back of non-cash items, such as US$7.7 million in depreciation and amortization and US$8.7 million in share-based compensation expense, (iii) an increase in deferred revenues in the amount of US$10.9 million due to the increased amount of course fees received during the period, and (iv) an increase in accrued expenses and other current liabilities, such as payroll payable and withhold individual tax, in the amount of US$7.5 million. Net cash provided by operating activities in the fiscal year ended May 31, 2007 was primarily attributable to the following factors: (i) net income of US$28.6 million, (ii) an add-back of non-cash items, such as US$6.8 million in depreciation and amortization and US$4.6 million in share-based compensation expense and (iii) an increase in deferred revenues in the amount of US$11.0 million due to the increased amount of course fees received during the period, and (iv) an increase in accrued expenses and other current liabilities in the amount of US$8.6 million, such as payroll payable.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools, which we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools and equipment used in our operations and our investment in term deposits.

Net cash used in investing activities amounted to US$22.3 million in the fiscal year ended May 31, 2009 as compared to US$59.8 million in the fiscal year ended May 31, 2008 and US$10.7 million in the fiscal year ended May 31, 2007. Net cash used in investing activities in the fiscal year ended May 31, 2009 was primarily attributable to the following factors: the term deposit in the amount of US$6.0 million and the purchase of property and equipment in the amount of US$16.0 million in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2008 was primarily attributable to the following factors: the term deposit in the amount of US$46.9 million and the purchase of property and equipment in the amount of US$11.4 million in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2007 was primarily attributable to the following factors: term deposit in the amount of US$2.9 million and the purchase of plant and equipment in the amount of US$7.9 million in connection with the expansion of our school network.

Financing Activities

Our financing activities consist of our public offerings and historical issuance and sale of Series A convertible preferred shares to investors, bank borrowings and repurchases of our ADSs. Net cash used in financing activities amounted to US$30.1 million in the fiscal year ended May 31, 2009 as compared to net cash used in financing activities of US$19.3 million in the fiscal year ended

May 31, 2008 and net cash provided by financing activities of US$122.3 million in the fiscal year ended May 31, 2007. Net cash used in financing activities in the fiscal year ended May 31, 2009 was primarily attributable to the repurchases of 548,300 ADSs, representing 2,193,200 common shares. Net cash used in financing activities in the fiscal year ended May 31, 2008 was primarily attributable to the repurchase of 451,700 of our ADSs, representing 1,806,800 of our common shares. Net cash provided by financing activities in the fiscal year ended May 31, 2007 was primarily attributable to our proceeds from our initial public offering in the amount of US$119.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures were US$7.9 million, US$11.4 million and US$16.0 million in the fiscal years ended May 31, 2007, 2008 and 2009, respectively. The rapid expansion of our network of schools, learning centers and bookstores has required significant investment. We incurred capital expenditures in the amount of US$16.0 million in the fiscal year ending May 31, 2009 in connection with our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors, and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. and “New Oriental” are registered trademarks in China and have been recognized as “well-known trademarks” in a civil action adjudicated in China. We have also registered additional trademarks and logos, including “Pop Kids” and “Elite English” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.neworiental.org, english.neworiental.org, www.tol24.com, and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.xdf.cn, www.neworiental-k12.org and www.gznos.org.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from June 1, 2007 to May 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2009:

	Payment due by May 31,
(in thousands US$)	Total	2010	2011	2012	2013	2014	Thereafter
Operating Lease Obligations(1)	117,749	29,423	25,414	21,654	17,748	10,077	13,433
Purchase and Leasehold Improvements Obligations(2)	919	919	—	—	—	—	—

(1)	Represent lease obligations under our facility leases.
(2)	Represent leasehold improvement obligations in connection with renovations of the leased facilities.

The above table does not include contingent consideration that may become payable in connection with business acquisitions. See Note 3 to our consolidated financial statements included at the end of this annual report for more information on such contingent consideration.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	47	Chairman and Chief Executive Officer
Louis T. Hsieh	45	Director, President and Chief Financial Officer
Chenggang Zhou	47	Executive Vice President
Xiangdong Chen	38	Senior Vice President
Robin Yanhong Li	40	Independent Director
Denny Lee	41	Independent Director
John Zhuang Yang	55	Independent Director

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

Mr. Louis T. Hsieh has served as our chief financial officer since December 2005, director since March 2007 and president since May 2009. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000 Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh also serves as an independent director of LDK Solar Co., Ltd. (NYSE: LDK), Perfect World Co. Ltd. (NASDAQ: PWRD) and China Digital TV Holding Co., Ltd. (NYSE: STV). Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Mr. Xiangdong Chen has served as our senior vice president since January 2006. Mr. Chen joined us in 1999. He was promoted to be the executive assistant to our chief executive officer in 2001. From 2002 to September 2003, he was the president of Wuhan New Oriental School. Mr. Chen became our vice president in September 2003 and has been in charge of a number of departments at our head office, including short-term training system, human resources, marketing and public relations and business development. Mr. Chen received his master’s degree in economics and Ph.D. degree in economics from Renmin University of China. Mr. Chen attended the executive management program at the Harvard Business School in 2005.

Mr. Robin Yanhong Li has served as our independent director since September 6, 2006. Mr. Li is a co-founder of Baidu, Inc., the leading Chinese language Internet search provider listed on the Nasdaq Global Select Market. Mr. Li has served as the chairman of the board of directors of Baidu since its inception in January 2000 and as its chief executive officer since January 2004. He served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as an engineer at Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of Netease.com, Inc., a leading interactive online and wireless community in China and a major provider of Chinese language content and services listed on the Nasdaq Global Select Market, since April 2002. Previously, Mr. Lee was the chief financial officer of Netease.com until June 2007 and the financial controller of Netease.com from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of senior manager in one of the audit departments where he specialized in auditing international clients. During his employment with

KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

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

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure, death, or physical or mental incapacitation. We may also terminate an executive officer’s employment without cause. In such case we are required to provide severance compensations as expressly required by applicable law. On the other hand, an executive officer may terminate his employment with us at any time with a one-month prior notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. An executive officer may also resign prior to the expiry of the term of his or her employment agreement if our board approves his or her resignation or agrees to an alternative arrangement with such executive officer.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2009, we paid an aggregate of US$945,884 in cash to our senior executive officers, and we paid an aggregate of US$46,000 to our non-executive directors.

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

The following table summarizes, as of August 31, 2009, the outstanding share options and non-vested equity shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Louis T. Hsieh	*		2.02	2/28/06	2/28/16
	*		2.38	7/21/06	7/21/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
Chenggang Zhou	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
Xiangdong Chen	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
Robin Yanhong Li	*		2.38	7/21/06	7/21/16
Denny Lee	*		2.38	7/21/06	7/21/16
John Zhuang Yang	*	†	—	1/24/08	8/1/12
Other individuals as a group	1,696,776		2.02	2/28/06	2//28/16
	168,836		2.38	7/21/06	7/21/16
	1,752,160		8.75	3/5/07	3/5/17
	24,000		—	1/7/08	1/8/10
	3,200	†	—	10/28/08	12/1/09
	203,560	†	—	5/15/09	6/30/10
	316,200	†	—	6/15/09	8/30/10

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

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

Plan Administration. Our board of directors, or a committee designated by our board or directors, administer the 2006 plan. The committee or the full board of directors, as appropriate, determine the provisions and terms and conditions of each award grant.

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

Audit Committee. Our audit committee consists of Mr. Robin Yanhong Li, Mr. Denny Lee and Dr. John Zhuang Yang. Mr. Lee is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Robin Yanhong Li, Mr. Denny Lee and Dr. John Zhuang Yang. Mr. Li is the chairman of our compensation committee. All of the members of our compensation committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. John Zhuang Yang, Mr. Robin Yanhong Li and Mr. Denny Lee. Dr. Yang is the chairman of our nominating and corporate governance committee. All of the members of our nominating and corporate governance committee satisfy the “independence” requirements of Section 303A of NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 3,176, 4,585 and 6,420 full time employees and 2,155, 2,670 and 4,314 contract teachers and staff as of May 31, 2007, 2008 and 2009, respectively. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares

Except as specifically noted, the beneficial ownership is as of August 31, 2009.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	28,400,000	18.8%
Louis T. Hsieh	*	*
Chenggang Zhou	*	*
Xiangdong Chen	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	31,015,531	20.3%
Principal Shareholders:
Tigerstep Developments Limited(5)	28,400,000	18.8%
Morgan Stanley(6)	10,487,004	6.9%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 151,001,947, being the number of common shares outstanding as of August 31, 2009, (2) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after August 31, 2009 and (3) the number of non-vested equity shares held by such person or group that will vest within 60 days after August 31, 2009.
(3)	Includes 28,400,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu,. Mr. Yu disclaims beneficial ownership of all the shares held by Tigerstep Developments Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.
(4)	Includes (1) common shares, (2) common shares issuable upon exercise of all of the options that are exercisable within 60 days after August 31, 2009 and (3) non-vested equity shares that will vest within 60 days after August 31, 2009 held by all of our directors and senior executive officers as a group.
(5)	Tigerstep Developments Limited, a company incorporated in the Brigish Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.
(6)	The number of common shares beneficially owned is as of December 31, 2008, as reported in a Schedule 13G filed by Morgan Stanley on February 17, 2009. The registered address of Morgan Stanley reported on the Schedule 13G is 1585 Broadway, New York, NY 10036.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of August 31, 2009, we had 151,001,947 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 78.4% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our common shares in the United States.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business or financial condition.

We have been subject to copyright, trademark and trade name infringement claims and legal proceedings in the past which related to, among other things, infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs, and we may be subject to similar claims and legal proceedings from time to time in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Third parties have in the past brought intellectual property infringement claims against us based on the content of the books and other teaching or marketing materials that we or our teachers authored and/or distributed and may bring similar claims against us in the future.”

Dividend Policy

We declared an annual dividend of RMB0.05, RMB0.27 and RMB0.65 per share, respectively, to holders of our common shares in our fiscal years 2003, 2004 and 2005. We declared an annual dividend of RMB0.59 per share to holders of our common shares and preferred shares in our fiscal year 2006. We have not declared any dividend since the completion of our initial public offering and have no present plan to declare any dividends on our shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

A. Offering and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing four of our common shares, have been listed on the NYSE since September 7, 2006. Our ADSs trade under the symbol “EDU.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2007 (from September 7, 2006)	50.70	22.00
Fiscal Year 2008	92.15	42.89
Fiscal Year 2009	78.91	38.04

Quarterly Highs and Lows
First Fiscal Quarter of 2008	59.67	42.89
Second Fiscal Quarter of 2008	92.15	52.33

	Trading Price
	High	Low
	US$	US$
Third Fiscal Quarter of 2008	91.77	45.31
Fourth Fiscal Quarter of 2008	81.59	55.52
First Fiscal Quarter of 2009	78.91	53.01
Second Fiscal Quarter of 2009	64.65	39.00
Third Fiscal Quarter of 2009	57.47	38.04
Fourth Fiscal Quarter of 2009	53.68	40.88

Monthly Highs and Lows
April 2009	55.00	47.04
May 2009	57.42	50.78
June 2009	67.64	55.00
July 2009	74.18	60.42
August 2009	76.42	69.08
September 2009	84.97	66.75
October (through October 16, 2009)	84.13	77.53

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Officers.”

Common Shares

General. All of our outstanding common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, which hold in aggregate at least one-third of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than 33% of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name. Holders of the common shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of a larger amount than our existing share capital, and canceling any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form prescribed by the New York Stock Exchange or in any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of common shares; (c) the instrument of transfer is duly and properly signed; (d) in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our common shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

Limitations on the Right to Own Shares. There are no limitations on the right to own our shares.

Disclosure of Shareholder Ownership. There are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with New Oriental China and Its Subsidiaries and Shareholders” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E. Taxation

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our ADSs or common shares applicable under its particular circumstances.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules that became effective on January 1, 2008, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. The EIT Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC enterprise shareholders by us, or the gain our non-PRC enterprise shareholders may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law.

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized (in U.S. dollars) for the ADS or common share and your tax basis (in U.S. dollars) in the ADS or common share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, including an individual, who has held the ADS or common share for more than one year, you will be eligible for reduced capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, and provided that a U.S. Holder is eligible for the benefits of the income tax treaty between the United States and the PRC, if PRC tax were to be imposed on any gain from the disposition of the ADSs or common shares, the U.S. Holder may elect to treat the gain as PRC source income. U.S. Holders should consult their own advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

A non-United States corporation, such as our company, will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our company’s unbooked intangibles are taken into account. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current and anticipated market capitalization.

Based upon an analysis of our company’s anticipated income and assets in respect of the 2009 taxable year as reasonably approximated for purposes of applying the PFIC rules, we presently do not believe that our company should be classified as a PFIC for the 2009 taxable year. Whether our company is classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values, (including among other items, the level of cash, cash equivalents and, short-term investments), and gross income (including whether such income is active versus passive income) as specially determined under the PFIC rules for such taxable year, which assets and gross income are subject to change from year to year. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. Further, while we believe our valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and because there are uncertainties in the application of the relevant rules, no assurance can be given that our company is not or will not become classified as a PFIC. If our company is classified as a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds ADSs or ordinary shares. If our company is a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their own advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statements on Form F-1 under the Securities Act with respect to two offerings of our common shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F (1) within six months after the end of each fiscal year, which is May 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$0.9 million in our interest income for the year ended May 31, 2009.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our two public offerings. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or used any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.2% appreciation of the RMB against the U.S. dollar between July 21, 2005 and May 29, 2009. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. To the extent that we need to convert U.S. dollar denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB70.6 million in the value of our U.S. dollar denominated financial assets as of May 31, 2009.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2009, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2009 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of May 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2009 of the Group and our report dated October 19, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” and the change of reporting currency from Renminbi to United States dollars.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

October 19, 2009

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Denny Lee, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://investor.neworiental.org.

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

	For the Year Ended May 31,
(in US$ thousands)	2008	2009
Audit fees(1)	1,300	1,098
Tax fees(2)	50	177

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2008, our board of directors approved a share repurchase program, which authorized us to repurchase up to one million of our ADSs during the period from February 25, 2008 to December 31, 2008 in block trades from time to time on the open market using funds from our available cash balance. We completed the repurchase of one million ADSs in July 2008. The following tables set forth some additional information about our repurchases made in the fiscal years ended May 31, 2008 and 2009, respectively.

Repurchases in the Year Ended May 31, 2008

Period	(a) Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet be Purchased Under the Plans or Programs
Month #1 (June 2007)	0	N/A	0	0
Month #2 (July 2007)	0	N/A	0	0
Month #3 (August 2007)	0	N/A	0	0
Month #4 (September 2007)	0	N/A	0	0
Month #5 (October 2007)	0	N/A	0	0
Month #6 (November 2007)	0	N/A	0	0
Month #7 (December 2007)	0	N/A	0	0
Month #8 (January 2008)	0	N/A	0	0
Month #9 (February 2008)	33,400	58.07	33,400	966,600
Month #10 (March 2008)	226,800	60.45	260,200	739,800
Month #11 (April 2008)	70,400	69.40	330,600	669,400
Month #12 (May 2008)	121,100	73.11	451,700	548,300

Total	451,700	67.10	451,700	548,300

Repurchases in the Year Ended May 31, 2009

Period	(a) Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet be Purchased Under the Plans or Programs
Month #1 (June 2008)	335,000	64.03	786700	213,000
Month #2 (July 2008)	213,300	59.73	1,000,000	0
Month #3 (August 2008)	0	N/A	0	0
Month #4 (September 2008)	0	N/A	0	0
Month #5 (October 2008)	0	N/A	0	0
Month #6 (November 2008)	0	N/A	0	0
Month #7 (December 2008)	0	N/A	0	0
Month #8 (January 2009)	0	N/A	0	0
Month #9 (February 2009)	0	N/A	0	0
Month #10 (March 2009)	0	N/A	0	0
Month #11 (April 2009)	0	N/A	0	0
Month #12 (May 2009)	0	N/A	0	0

Total	548,300	62.74	1,000,000	0

On July 20, 2009, our board of directors authorized the repurchase of up to US$30 million of our ADSs during the period from August 5, 2009 through December 31, 2009. Under this new share repurchase program, the ADSs will be purchased from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise, subject to any restrictions under applicable law. As of August 31, 2009, we had repurchased 106,800 ADSs under this program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Listed Company Manual.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	First Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2005, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.5 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of Teaching Support Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Form of Website Development and Use Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.3 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.7	English Translation of Form of Trademark License Agreement between Beijing Hewstone and New Oriental schools (incorporated by reference to Exhibit 99.5 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.8	English Translation of Trademark License Agreement dated May 13, 2006 between our company and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.9	English Translation of Form of Exclusive Option Agreement among our company, New Oriental China and shareholders of New Oriental China (incorporated by reference to Exhibit 99.7 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.10	English Translation of Form of Equity Pledge Agreement among our company, New Oriental China and shareholders of New Oriental China (incorporated by reference to Exhibit 99.8 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

Exhibit Number	Description of Document
4.11	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch (incorporated by reference to Exhibit 99.12 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

8.1*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.3*	Consent of American Appraisal China Limited

*	Filed with the this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
Name:	Michael Minhong Yu
Title:	Chairman and Chief Executive Officer

Date: October 19, 2009

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of May 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2009 and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, effective on June 1, 2007, the Group adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”. In addition, as described in Note 2, effective from December 1, 2007, the Group changed its reporting currency from Renminbi to United States dollars. The accompanying financial statements and corresponding notes prior to December 1, 2007 have been restated to reflect United States dollars as the reporting currency for comparison to the financial statements for the year ended May 31, 2008 and 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 19, 2009 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

October 19, 2009

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of May 31,
	2008	2009
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	208,440	254,772
Restricted cash	503	540
Term deposits	52,951	59,845
Accounts receivable, net of allowance of US$88 and US$55 for 2008 and 2009, respectively	880	1,539
Inventory	10,693	15,188
Deferred tax assets	358	1,621
Prepaid expenses and other current assets, net	13,015	14,222

Total current assets	286,840	347,727
Property and equipment, net	103,098	109,785
Land use rights, net	3,509	3,485
Amounts due from related parties	—	396
Long term deposit	—	2,021
Long term prepaid rent	—	1,331
Deferred tax assets, non-current	1,041	1,077
Deposit for business acquisition of Mingshitang	2,017	—
Intangible assets	236	866
Goodwill	—	2,712
Long term investment	2	2

Total assets	396,743	469,402

LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	7,033	9,295
Accrued expenses and other current liabilities	28,879	29,854
Income taxes payable	2,755	3,728
Amounts due to related parties	6	102
Deferred revenue	59,213	74,782

Total current liabilities	97,886	117,761

Deferred tax liabilities, non-current	—	157
Total liabilities	97,886	117,918

Minority interest	177	238

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of May 31,
	2008	2009
	US$	US$
Commitments (Note 18)

Shareholders’ equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2008 and 2009, respectively; 152,197,907 and 153,004,707 shares issued and outstanding as of May 31, 2008 and 2009, respectively)	1,503	1,500
Additional paid-in capital	177,794	166,370
Statutory reserves	10,448	12,871
Retained earnings	88,509	147,102
Accumulated other comprehensive income	20,426	23,403

Total shareholders’ equity	298,680	351,246

Total liabilities, minority interest and shareholders’ equity	396,743	469,402

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended May 31,
	2007	2008	2009
	US$	US$	US$
NET REVENUES
Educational programs and services	123,543	183,917	266,389
Books and others	9,060	17,086	26,178

Total net revenues	132,603	201,003	292,567

Operating costs and expenses
Cost of revenues	(53,744)	(77,219)	(112,011)
Selling and marketing	(16,549)	(25,617)	(38,947)
General and administrative	(36,218)	(52,832)	(80,689)

Total operating costs and expenses	(106,511)	(155,668)	(231,647)

OPERATING INCOME	26,092	45,335	60,920

OTHER INCOME (EXPENSE)
Interest income	4,730	8,035	6,599
Interest expense	(416)	—	—
Miscellaneous income (expense)	(105)	(886)	590

Income before provisions for income taxes and minority interest	30,301	52,484	68,109

Provision for income taxes:
Current	(2,231)	(3,839)	(8,399)
Deferred	401	195	1,143

Provision for income taxes	(1,830)	(3,644)	(7,256)

Minority interest, net of taxes	128	173	163

NET INCOME	28,599	49,013	61,016

Net income per share - basic (Note 16)	0.21	0.33	0.41

Net income per share - diluted (Note 16)	0.20	0.31	0.40

Weighted average shares used in calculating basic net income per share	134,218,191	149,992,200	149,090,088

Weighted average shares used in calculating diluted net income per share	142,093,794	156,449,101	153,528,383

Share-based compensation expense included in:
Cost of revenues	277	707	316
Selling and marketing	109	226	225
General and administrative	4,261	7,809	16,209

Total	4,647	8,742	16,750

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Series A convertible preferred shares		Common shares				Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Shares	US$	Unrestricted shares	US$	Restricted shares	US$	US$	US$	US$	US$	US$	US$
Balance at June 1, 2006	11,111,111	111	92,324,778	1,000	7,675,222	—	40,700	6,813	14,532	1,857	65,013	7,913
Conversion of preferred shares upon the initial public offering (“IPO”)	(11,111,111)	(111)	11,111,111	111	—	—	—	—	—	—	—	—
Issuance of common shares upon IPO	—	—	34,500,000	345	—	—	118,349	—	—	—	118,694	—
Release of restricted shares to unrestricted shares	—	—	7,675,222	—	(7,675,222)	—	—	—	—	—	—	—
Issuance of common shares upon the follow-on public offering	—	—	2,393,596	24	—	—	23,329	—	—	—	23,353	—
Common shares converted to ADS shares for future exercises of share options (note 1)	—	—	4,000,000	—	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	—	—	11	—	—	2,332	—	—	—	2,343	—
Share-based compensation expense for employee share options	—	—	—	—	—	—	4,647	—	—	—	4,647	—
Waived rental expense by a minority shareholder	—	—	—	—	—	—	88	—	—	—	88	—
Transfer to statutory reserves	—	—	—	—	—	—	—	98	(98)	—	—
Net income	—	—	—	—	—	—	—	—	28,599	—	28,599	28,599
Foreign currency translation adjustment	—	—	—	—	—	—	—	—		4,243	4,243	4,243

Balance at May 31, 2007	—	—	152,004,707	1,491	—	—	189,445	6,911	43,033	6,100	246,980	32,842

Common shares converted to ADS shares for future exercises of share options or non-vested equity shares (note 1)	—	—	2,000,000	—	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	—	—	28	—	—	8,665	—	—	—	8,693	—
The vesting of non-vested equity shares	—	—	—	2	—	—	(2)	—	—	—	—	—
Shares repurchase (note 1)	—	—	(1,806,800)	(18)	—	—	(29,180)	—	—	—	(29,198)	—
Share-based compensation expense	—	—	—	—	—	—	8,742	—	—	—	8,742	—
Waived rental expense by a minority shareholder	—	—	—	—	—	—	124	—	—	—	124	—
Transfer to statutory reserves	—	—	—	—	—	—	—	3,537	(3,537)	—	—
Net income	—	—	—	—	—	—	—	—	49,013	—	49,013	49,013
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	14,326	14,326	14,326

Balance at May 31, 2008	—	—	152,197,907	1,503	—	—	177,794	10,448	88,509	20,426	298,680	63,339

Common shares converted to ADS shares for future exercises of share options or non-vested equity shares (note 1)	—	—	3,000,000	—	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	—	—	13	—	—	5,308	—	—	—	5,321	—
The vesting of non-vested equity shares	—	—	—	6	—	—	(6)	—	—	—	—	—
Shares repurchase (note 1)	—	—	(2,193,200)	(22)	—	—	(33,498)	—	—	—	(33,520)	—
Share-based compensation expense	—	—	—	—	—	—	16,750	—	—	—	16,750	—
Waived rental expense by a minority shareholder	—	—	—	—	—	—	22	—	—	—	22	—
Transfer to statutory reserves	—	—	—	—	—	—	—	2,423	(2,423)	—	—	—
Net income	—	—	—	—	—	—	—	—	61,016	—	61,016	61,016
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	2,977	2,977	2,977

Balance at May 31, 2009	—	—	153,004,707	1,500	—	—	166,370	12,871	147,102	23,403	351,246	63,993

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2007	2008	2009
	US$	US$	US$
Cash flows from operating activities
Net income	28,599	49,013	61,016
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment	6,806	7,727	10,362
Amortization of intangible assets	—	—	159
Amortization of land use rights	70	76	81
Loss (gain) on disposal of property and equipment	83	(24)	14
Share-based compensation expense	4,647	8,742	16,750
Bad debt provision	160	123	21
Waived rental expense by a minority shareholder	171	243	22
Minority interest	(128)	(173)	(163)
Deferred income taxes	(401)	(195)	(1,143)
Changes in operating assets and liabilities
Accounts receivables	(179)	(309)	(661)
Prepaid expenses and other current assets	(1,874)	(4,788)	(391)
Inventory	(1,607)	(3,432)	(4,309)
Long term deposit	—	—	(2,017)
Long term prepaid rent	137	—	(1,328)
Accounts payable	905	753	2,141
Accrued expenses and other current liabilities	8,575	7,547	1,136
Income taxes payable	793	479	910
Deferred revenue	10,990	10,926	14,568
Amounts due to related parties	—	—	14

Net cash provided by operating activities	57,747	76,708	97,182

Cash flows from investing activities
Restricted cash	(7)	(59)	(29)
Term deposits	(2,931)	(46,943)	(6,012)
Payment of a deposit for business acquisition of Mingshitang	—	(2,017)	—
Purchase of Mingshitang, net of cash acquired and deposit paid in previous year	—	—	43
Purchase of Tongwen	—	—	(513)
Purchase of property and equipment	(7,929)	(11,360)	(15,998)
Proceeds from disposal of property and equipment	139	618	247
Amounts due from related parties	29	—	—
Acquisition of nominee owners equity interests (note (1))	—	(14)	—

Net cash used in investing activities	(10,699)	(59,775)	(22,262)

Cash flows from financing activities
Repayments on short-term borrowings	(4,460)	—	—
Repayments on long-term debt	(19,146)	—	—
Payment of remaining issuance cost relating to follow on offering	—	(272)	—
Proceeds from issuance of common share upon IPO, net of US$10,392 issuance costs paid	118,983	—	—
Proceeds from issuance of common share upon follow on offering net of US$1,023 issuance cost paid	23,811	—	—
Proceeds from issuance of common share upon exercise of share option	2,332	8,274	5,322
Proceeds from issuance of restricted shares to employees	561	—	—
Cash paid for shares repurchase	—	(27,263)	(35,455)
Proceeds from changes in amount due to related parties	(37)	—	8
Capital contribution from minority shareholders	250	—	—

Net cash provided by (used in) financing activities	122,294	(19,261)	(30,125)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2007	2008	2009
	US$	US$	US$
Effects of exchange rate changes	2,410	6,372	1,537

Net change in cash and cash equivalents	171,752	4,044	46,332
Cash and cash equivalents at beginning of year	32,644	204,396	208,440

Cash and cash equivalents at end of year	204,396	208,440	254,772

Supplement disclosure of cash flow information
Cash paid during the year for interest	513	—	—

Income taxes paid	1,356	3,100	7,426

Non-cash investing and financing activities:
Payable for purchase of property and equipment	2,067	2,269	1,817
Payable for share repurchase	—	1,935	—
Payable for acquisition of Tongwen	—	—	(550)
Conversion of Series A convertible preferred shares to common shares	111	—	—
Application of professional fees prepaid in prior year against services received during IPO process	289	—	—
Accrued issuance costs related to follow on offering	458	—	—
Dividends payable offset against amount due from a related party	96	—	—

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

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

In February 2007, October 2007 and October 2008, the Company transferred 4,000,000, 2,000,000 and 3,000,000 common shares, respectively, to its depositary bank representing 1,000,000, 500,000 and 750,000 ADSs, to be issued to employees and non-employees upon the exercise of their vested share options or upon the vesting of non-vested equity shares (“NES”). As of May 31, 2009, 5,240,884 common shares out of these 9,000,000 common shares had been issued to employees and non-employees upon the exercise of their share options and 744,532 NES had been issued to employees upon the vesting of their shares. 3,014,584 common shares remain for future issuance.

In February 2008, the Company announced the 1,000,000 ADSs representing 4,000,000 of the company’s common shares repurchase program. As of May 31, 2009, 4,000,000 common shares had been repurchased.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of May 31, 2009, details of the Company’s subsidiaries and variable interest entity and its subsidiaries were as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational Information system and other consulting services
Beijing Judgment Education & Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and investing activities
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development and distribution and other consulting services
Beijing Speed Technology Company Limited (“Beijing Speed”)	January 8, 2009	PRC	100%	Educational software development and distribution and other consulting services
New Oriental Education Corporation (Canada)	January, 2002	Canada	100%	Language education
Elite Concept Holdings Limited	December 3, 2007	Hong Kong	100%	Educational Consulting
Winner Park Limited	December 9, 2008	Hong Kong	100%	Educational Consulting
Smart Shine International Limited	December 9, 2008	Hong Kong	100%	Educational Consulting

Variable interest entity of the Company:
New Oriental China	August 2, 2001	PRC	—	Education consulting, software development and distributions and other services

Subsidiaries of New Oriental China:
Beijing Haidian District Privately-Funded New Oriental School	October 5, 1993	PRC	100%	Language and post-secondary education
Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	100%	Language education
Guangzhou Haizhu District Privately-Funded New Oriental Training School	September 8, 2000	PRC	100%	Language education
Wuhan New Oriental Training School	April 24, 2002	PRC	100%	Language education
Tianjin New Oriental Training School	August 21, 2002	PRC	100%	Language education
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	100%	Language education
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	100%	Language education
Shenzhen New Oriental Training School	October 15, 2003	PRC	100%	Language education
Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	100%	Language education
Chongqing New Oriental Training School	August 15, 2003	PRC	100%	Language education
Chengdu New Oriental School	August 18, 2003	PRC	100%	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:
Lanzhou Chenguan District New Oriental School	March 19, 2008	PRC	100%	Language education
Xiamen Siming District New Oriental School	July 8, 2008	PRC	100%	Language education
Qingdao New Oriental School	August 5, 2008	PRC	100%	Language education
Nanning New Oriental School	September 18, 2008	PRC	100%	Language education
Xuzhou New Oriental School	March 31, 2009	PRC	100%	Language education
Beijing Haidian Mingshitang Exam Training Education School	July 8, 2008	PRC	60%	Gaokao exam training
Changchun Tongwen Gaokao Training Education School	October 8, 2008	PRC	100%	Gaokao exam training
Changchun Tongwen High School	September 10, 2008	PRC	100%	Primary secondary school education
Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	100%	Primary secondary school education
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood Cultural”)	May 16, 2003	PRC	100%	Sales of educational materials and products.
Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd. (“Beijing Dogwood”)	March 2, 2004	PRC	100%	Sales of educational materials and products.
Chengdu New Oriental Dogwood Bookstore Products Co., Ltd. (“Chengdu Dogwood”)	January 18, 2004	PRC	100%	Sales of educational materials and products.
Chongqing New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Chongqing Dogwood”)	February 25, 2004	PRC	100%	Sales of educational materials and products.
Shenyang new Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Shenyang Dogwood”)	September 18, 2003	PRC	100%	Sales of educational materials and products.
Guangzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Guangzhou Dogwood”)	November 11, 2003	PRC	100%	Sales of educational materials and products.
Wuhan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Wuhan Dogwood”)	December 16, 2003	PRC	100%	Sales of educational materials and products.
Xi’an New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Xi’an Dogwood”)	June 3, 2003	PRC	100%	Sales of educational materials and products.
Shanghai New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Shanghai Dogwood”)	September 28, 2003	PRC	100%	Sales of educational materials and products.
Nanjing New Oriental Dogwood Bookstore Products Co., Ltd. (“Nanjing Dogwood”)	April 21, 2003	PRC	100%	Sales of educational materials and products.
Tianjin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd. (“Tianjin Dogwood”)	December 15, 2003	PRC	100%	Sales of educational materials and products.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:
Changchun New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	October 8, 2005	PRC	100%	Sales of educational materials and products.
Changsha New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	April 3, 2006	PRC	100%	Sales of educational materials and products
Ha’er Bin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	March 13, 2006	PRC	100%	Sales of educational materials and products.
Taiyuan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	July 12, 2006	PRC	100%	Sales of educational materials and products
Zhengzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	August 8, 2006	PRC	100%	Sales of educational materials and products
Hefei Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 22, 2006	PRC	100%	Sales of educational materials and products
Beijing New Oriental Dogwood Culture Communications Co., Ltd. Fuzhou Branch	December 4, 2006	PRC	100%	Sales of educational materials and products
Hangzhou Dogwood Bookstore Products Co., Ltd	July 25, 2007	PRC	100%	Sales of educational materials and products
Nanchang Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 14, 2007	PRC	100%	Sales of educational materials and products
Kunming Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 21, 2007	PRC	100%	Sales of educational materials and products
Dalian New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	March 25, 2008	PRC	100%	Sales of educational materials and products
Jinan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	April 7, 2008	PRC	100%	Sales of educational materials and products
Lanzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	October 28, 2008	PRC	100%	Sales of educational materials and products
Xiangfan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 11, 2008	PRC	100%	Sales of educational materials and products
Beijing Tomorrow Oriental Technology Co., Ltd. (“Tomorrow Oriental”)	September 29, 2000	PRC	100%	Providing technology service
Yangzhou New Oriental Education & Technology Co., Ltd. (“Yangzhou Co.”)	January 18, 2002	PRC	100%	Investment holdings
Beijing New Oriental Vision Overseas Consultancy Co., Ltd. (“Vision Overseas”)	February 19, 2004	PRC	100%	Consulting
Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”) (Note (i))	January 20, 2004	PRC	100%	Advertising

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”) (Note (i))	March 11, 2005	PRC	100%	On-line education
Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	100%	Primary secondary school education
Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	September 9, 2007	PRC	100%	Primary secondary school education
Nanjing Yuhuatai District Kindergarten of Stars (“Nanjing Kindergarten”)	April 10, 2009	PRC	100%	Primary secondary school education

Notes:

(i)	Dogwood Advertisement and Xuncheng were established by New Oriental China and their respective nominee owners. Prior to May 31, 2007 and according to the agreement signed between New Oriental China and these nominee owners, these nominee owners do not have any controlling or financial interest in these two entities, including no rights to receive dividends or other distributions, no voting rights, and no other rights or benefits associated with their ownership interest. In December 2007, these nominee owners had transferred all of their interests in these entities to New Oriental China for cash considerations of US$14. Accordingly, as of May 31, 2008, these two entities became wholly-owned subsidiaries of New Oriental China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Regulations of the PRC restrict direct foreign ownership of business entities providing educational services in the PRC where certain licenses are required. To comply with the PRC laws and regulations, the Company provides a significant portion of its services in China through its variable interest entity, New Oriental China, for which the Company is the primary beneficiary. The Company, through its wholly owned subsidiaries in China, has entered into exclusive technical and other services agreements with New Oriental China in April 2005, under which the Company provides technical and other services (the “Service Agreements”) to New Oriental China and its subsidiaries in exchange for significantly all of the net income of New Oriental China and its subsidiaries. As collateral to ensure New Oriental China and its subsidiaries’ payments under the Service Agreements, the shareholders of New Oriental China and its subsidiaries, through an equity pledge agreement dated April 2005, pledged all of their rights and interests in New Oriental China and its subsidiaries, including voting rights and dividend rights, to the Company. In addition, the shareholders of New Oriental China, through an exclusive option agreement, granted to the Company an exclusive, irrevocable and unconditional right to purchase part or all of the equity interests in New Oriental China and its subsidiaries when the purchase becomes permissible under the relevant PRC Law.

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

As of May 31, 2008 and 2009, total assets of New Oriental China included in the accompanying consolidated financial statements were approximately US$222 and US$307 million, respectively. The associated liabilities were approximately US$138 and US$188 million, respectively. Revenue of New Oriental China for the years ended May 31, 2007, 2008 and 2009 were US$131,978, US$199,434 and US$289,772 respectively. New Oriental China’s net income included in the accompanying consolidated statements of operations before intragroup payments relating to the Service Agreements totaled US$32,891, US$58,026 and US$86,502 during 2007, 2008 and 2009 respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

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

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts

Accounts receivable mainly represent the amounts due from the customers of the Group’s various subsidiaries. The Group provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Group’s estimates are based on historical collection experience and a review of the current status of accounts receivable and advances to suppliers. It is reasonably possible that the Group’s estimate of the allowances for doubtful accounts will change. Accounts receivable and advances to suppliers are presented net of an allowance for doubtful accounts.

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

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not incur impairment losses during the years ended May 31, 2007, 2008, and 2009.

Intangible assets

(a)	Trademark of indefinite life

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

Management performed the annual trademark impairment test as of May 31, 2007, 2008, and 2009 and no impairment losses were recorded. The fair values of trademark were established using a combination of expected present value of future cash flow and income approach valuation methodology.

There had been no changes in the carrying amount of trademark during the years ended May 31, 2008 and 2009 and the balance was not allocated to reportable segment but was included in unallocated corporate assets.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets - continued

(b)	Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of trademark and coursewares, and are carried at cost, less accumulated amortization and impairment. Amortization of acquired intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets. The weighted average amortization periods by major intangible assets class are as follows:

Trademark	10 years
Courseware	1 year

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company performs its annual goodwill impairment test on May 31 of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Company recognized no impairment loss on goodwill during the year ended May 31, 2009.

Long-term investments

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Group did not incur impairment losses relating to long term investments during the years ended May 31, 2007, 2008, and 2009.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is recognized when earned and is reported net of business taxes, scholarships, and refunds. Business tax amounted to US$4,428, US$6,188 and US$9,519 for the years ended May 31, 2007, 2008, and 2009, respectively. The primary sources of the Company’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, primary and secondary school education and Gaokao exam retaking training service. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years 2007, 2008 and 2009. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were US$3,727, US$6,010 and US$9,721 for the years ended May 31, 2007, 2008 and 2009, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group reports government subsidies as miscellaneous income when received from local government authority and are not subject to future return or reimbursement. Government subsidies received totaled US$58, US$ nil and US$303 for the years ended May 31, 2007, 2008, 2009, respectively.

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

The functional currency of the Group excluding the Company and subsidiaries in Hong Kong and Canada is RMB. The functional currency of the Company and subsidiaries in Hong Kong and Canada is US$. Transactions in other currencies are recorded in each relevant entity’s functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the applicable functional currencies at the prevailing rates of exchange on the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, restricted cash, and term deposits of the Group included aggregate amounts of US$125,157 and US$211,748 at May 31, 2008 and 2009, respectively, which were denominated in RMB.

Fair value

The Group adopted SFAS No. 157 “Fair Value Measurements” on June 1, 2008 for financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on a recurring basis as of May 31, 2009.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, accounts receivable and amounts due from/to related parties. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivable and amount due to related parties approximate their fair values due to the short-term maturities of these instruments. The fair value of amounts due from related parties, determined based on the present value using applicable discount rate, approximates the carrying value.

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

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

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

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109”, for the years ended May 31, 2008 and 2009. Under FIN No. 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN No. 48 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

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

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2009, substantially all of the Group’s cash and cash equivalents, term deposits, and restricted cash were managed by financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in PRC. The risk with respect to accounts receivables is mitigated by credit evaluations we perform on the Company’s customers and ongoing monitoring process on outstanding balances. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2007, 2008, and 2009.

Recently issued accounting pronouncements

In September 2006, FASB issued SFAS No. 157. Effective June 1, 2008, the Group adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal year beginning after November 15, 2008. The Group does not expect the adoption of SFAS No. 157 for nonfinancial assets and liabilities will have a significant effect on the Group’s consolidated financial position or results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination”. This standard replaces SFAS No. 141, “Business Combination”. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period on or after December 15, 2008. An entity may not apply SFAS No. 141R before that date. The Group does not expect that the adoption of SFAS No. 141(R) would have a significant effect on its consolidated financial position or results of operations or cash flows.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group’s adoption of SFAS 160 did not have a material effect on its consolidated financial position or results of operations, other than the expected reclassification of minority interests to shareholder’s equity on June 1, 2009.

In March 2008, The FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group is currently evaluating whether the adoption of SFAS No. 161 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP FAS142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is currently evaluating whether the adoption of FSP 142-3 will have a significant effect on its consolidated financial position or results of operations or cash flows.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue (“EITF”) No. 08-6, “Equity Method Investment Accounting Considerations”. Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Company is currently evaluating whether the adoption of EITF 08-6 will have a significant effect on its consolidated financial position or results of operations or cash flows.

On April 1, 2009, the FASB issued a FSP No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. This FSP amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)-1 shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group does not expect that the adoption of FSP FAS 141(R)-1 would have a significant effect on its consolidated financial position or results of operations or cash flows.

On June 12, 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets (“SFAS No. 166”). SFAS No. 166 amends the de-recognition guidance in Statement 140 and eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, a transferor will need to evaluate all existing QSPEs to determine whether they must now be consolidated in accordance with Statement 167. Statement 166 is effective is for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group is currently evaluating whether the adoption of SFAS No. 166 may have on its consolidated financial position or results of operations or cash flows.

On June 12, 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS No. 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of Statement 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The Group is currently evaluating whether the adoption of SFAS No. 167 may have on its consolidated financial position or results of operations or cash flows.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

3.	BUSINESS ACQUISITION

Acquisition of Mingshitang

On June 1, 2008, the Company acquired 60% equity interest in Beijing Haitian Mingshitang Exam Training Education School (“Mingshitang”), which provided Gaokao exam training service for tutoring students who want to retake Gaokao exam, for a cash consideration of US$2,017. The purchase of remaining 40% equity interest will be subject to a multi-year earn-out structure. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

	US$	Amortization period
Cash	43
Other current assets	841
Property and equipment	94
Intangible assets
Trademark	375	10 years
Courseware	64	1 year
Goodwill (allocated to segment of language training and test preparation courses)	1,378
Other current liabilities	(461)
Deferred tax liabilities	(110)
Minority interest	(207)

Total	2,017

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

3.	BUSINESS ACQUISITION - continued

Acquisition of Tongwen

On September 1, 2008, the Company acquired a 100% equity interest in Changchun Tongwen Gaokao Training Education School and Changchun Tongwen High School, for an initial cash consideration of US$915. Contingent consideration will be paid to the selling shareholders in installments based on the student enrollment number of the acquired business for the periods from June 1, 2008 to April 10, 2011. The total contingent considerations will be up to US$916 in cash when all the contingent conditions are satisfied. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. As the first milestone of the student enrollment number has been achieved, a payable of the first installment of contingent consideration of US$550 was recognized as of May 31, 2009 and the resulting purchase price was allocated as follows:

	US$	Amortization period
Cash	402
Other current assets	17
Property and equipment	2
Intangible assets
Trademark	294	10 years
Courseware	45	1 year
Goodwill (allocated to segment of language training and test preparation courses segment)	1,310
Other current liabilities	(520)
Deferred tax liabilities	(85)

Total	1,465

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

4.	BAD DEBT ALLOWANCE

Changes in the allowance for accounts receivable were as follows:

	As of May 31,
	2008	2009
	US$	US$
Beginning balance	44	88
Charge during the year	44	17
Written-off	—	(50)

Ending balance	88	55

5.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2008	2009
	US$	US$
Course materials	3,633	5,362
Publication	7,060	9,826

	10,693	15,188

A valuation allowance was not considered necessary because inventory was written down to the lower market value at May 31, 2008 and 2009. No amount was written off during fiscal years 2007, 2008, and 2009.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2008	2009
	US$	US$
Advances to suppliers	2,614	3,209
Prepaid advertising fees	416	527
Prepaid rent	4,481	5,338
Rental deposit	2,467	1,375
Staff advances	1,115	954
Value added taxes recoverable	912	1,047
Refundable deposit for school construction	44	55
Prepaid house property taxes and other taxes	58	108
Others	1,103	1,763

	13,210	14,376
Less: allowance for uncollectible advances to a supplier	195	154

	13,015	14,222

Staff advances represented travel and the related expenses to be charged to expenses when expense reports are submitted. Others primarily included insurance fees, recruiting fees, maintenance fees, and other miscellaneous prepayments.

Changes in the allowance for advances to a supplier were as follows:

	As of May 31,
	2008	2009
	US$	US$
Beginning balance	116	195
Charge during the year	79	6
Written-off	—	(47)

Ending balance	195	154

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

7.	INTANGIBLE ASSETS

Intangible assets, net consist of the following:

	As of May 31, 2008	As of May 31, 2009
Costs:
Unamortized intangible assets with indefinite life Trademark	$236	$240
Intangible assets arising from acquisitions
Trademark	—	$675
Courseware	—	110

	236	1,025

Accumulated amortization:
Trademark	—	(60)
Courseware	—	(99)

	—	(159)

	$236	$866

The amortization expenses for acquired intangible assets for the year ended May 31, 2009 were US$159. The Company expects to record amortization expenses of US$79, US$67, US$67, US$67 and US$67 for the years ended May 31, 2010, 2011, 2012, 2013 and 2014, respectively.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of May 31,
	2008	2009
	US$	US$
Buildings	85,700	88,317
Transportation equipment	4,636	4,995
Furniture and education equipment	18,090	22,963
Computer equipment and software	6,202	7,975
Leasehold improvements	15,150	21,398

	129,778	145,648
Less: accumulated depreciation and amortization	(26,680)	(36,609)
Construction in-process	—	746

	103,098	109,785

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

8.	PROPERTY AND EQUIPMENT, NET - continued

For the years ended May 31, 2007, 2008 and 2009 depreciation and amortization expenses were US$6,925, US$7,727 and US$10,362 respectively.

Interest of US$1,031 incurred in fiscal year 2004 to 2006 was capitalized as part of the cost of the underlying assets during the year and is being amortized over the useful life of the assets when the construction was completed and the related assets were ready for their intended use.

The construction of property and equipment of the Group was completed in fiscal year 2006, and therefore no interest was capitalized during fiscal years 2007, 2008 and 2009. During 2007, 2008 and 2009, the Group recorded amortization expenses relating to the capitalized interest totaling US$21, US$23 and US$24, respectively.

9.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	May 31,
	2008	2009
	US$	US$
Land use rights	3,923	3,980
Less: accumulated amortization	(414)	(495)
Land use rights, net	3,509	3,485

Amortization expenses for land use rights totaled US$70, US$76 and US$81 for the years ended May 31, 2007, 2008 and 2009, respectively. Future amortization expenses are US$81 per year for each of the next five years through May 31, 2014.

10.	LONG TERM INVESTMENT

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2008	2009
	US$	US$
Rent payable	473	812
Accrued payroll	11,670	14,556
Payable for purchase of property and equipment	2,269	1,817
Business taxes payable	2,115	3,274
Individual taxes withholding	3,828	1,798
Value added taxes payable	—	179
Other taxes payable	205	99
Welfare payable	982	966
Royalty fees payable	298	375
Refundable incidental expenses received from students	576	1,695
Refundable deposit	555	361
Accrued professional service fees	874	668
Accrued advertising fees	231	592
Amounts reimbursable to employees	1,504	832
Shares repurchase payable	1,935	—
Payable for payment of acquisition of Tongwen	—	550
Others	1,364	1,280

Total	28,879	29,854

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

As of May 31, 2006, the Group declared dividends to its common shareholders in the amount of $8,040, which was fully paid during fiscal year ended May 31, 2007. The Group did not declare dividends in fiscal years 2007, 2008 and 2009.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

13.	CONVERTIBLE PREFERRED SHARES

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

14.	SHARE-BASED COMPENSATION

The following table summarizes information regarding restricted shares, share options and NES:

Grant date	Total restricted shares issued to date	Fair value of common shares	Exercise price	Intrinsic value
		US$	US$	US$
Restricted shares:
January 1, 2003	1,450,000	0.75	0.12	0.63
May 1, 2003	500,000	0.83	—	0.83
November 1, 2003	790,000	0.82	—	0.82
March 1, 2004	1,137,500	1.06	0.24	0.82
April 1, 2004	550,000	1.06	0.24	0.82
August 1, 2005	1,955,100	1.80	0.25	1.55
August 1, 2005	110,000	1.80	—	1.80
April 26, 2006	2,507,400	2.09	0.50	1.59

Total	9,000,000

Shares options:
February 28, 2006	7,099,500	1.00	2.02	—
July 21, 2006	1,620,000	1.15	2.38	—
September 7, 2006	100,000	5.41	3.75	1.66
March 5, 2007	3,946,500	8.74	8.75	—

Total	12,766,000

NES:
January 24, 2008	2,720,000	12.75	—	12.75
March 11, 2008	152,000	14.00	—	14.00
July 1, 2008	278,500	13.75	—	13.75
Oct 28, 2008	3,200	12.65	—	12.65
May 15, 2009	205,548	12.75	—	12.75

Total	3,359,248

The estimated fair value of the ordinary shares underlying the options and restricted shares as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company, management has considered a number of factors while taking into account standard valuation methods and the achievement of certain events. After IPO, the closing market price of the ordinary shares of the Company as of the grant date is used as the fair value of the ordinary shares on that date.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

14.	SHARE-BASED COMPENSATION - continued

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

As of May 31, 2009, options to purchase 6,279,816 common shares and 1,840,248 NES were outstanding. Options and NES to purchase 3,859,184common shares were available for future grant.

The Company recorded share-based compensation of US$4,647, US$8,742 and US$16,750 during the years ended May 31, 2007, 2008 and 2009, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

14.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

A summary of option activity under 2006 Share Incentive Plan as of May 31, 2008 and 2009 was as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual life	Aggregated intrinsic value
		US$		US$
Options outstanding at June 1, 2006	7,099,500	2.02
Granted	5,666,500	6.84
Exercised	(1,053,356)	2.34
Forfeited	(344,521)	3.06

Options outstanding at May 31, 2007	11,368,123	5.74	9.14 years	83,753

Options exercisable at May 31, 2007	2,787,864	2.10	8.77 years	26,864

Options outstanding at June 1, 2007	11,368,123	5.74
Exercised	(2,946,056)	2.96
Forfeited	(866,386)	4.80

Options outstanding at May 31, 2008	7,555,681	6.93	8.20 years	87,381

Options exercisable at May 31, 2008	2,413,952	4.37	8.10 years	29,137

Options outstanding at June 1, 2008	7,555,681	6.93
Exercised	(1,241,472)	4.1
Forfeited	(34,393)	7.16

Options outstanding at May 31, 2009	6,279,816	7.49	7.19 years	54,808

Options exercisable at May 31, 2009	5,777,867	4.39	7.08 years	54,049

The weighted average grant date fair value of options granted during the years ended May 31, 2007 was US$6.51. Total 5,666,500 options were granted in fiscal year 2007 while no option was granted in fiscal year 2008 and 2009. The total intrinsic value of options exercised during the years ended May 31, 2007, 2008 and 2009 was $10,024, $38,914 and $12,655, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	2006	2007
Weighted average risk-free rate of return	3.82%	3.86%
Weighted average expected option life (year)	5.88	5.88
Weighted average volatility rate	50.5%	50.5%
Weighted average dividend yield	—	—

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

14.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

(a)	Volatility

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

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company, management has considered a number of factors while taking into account standard valuation methods and the achievement of certain events. After IPO, the closing market price of the ordinary shares of the Company as of the grant date is used as the fair value of the ordinary shares on that date.

As of May 31, 2009, there was US$3,675 of total unrecognized compensation expense related to unvested share-based compensation arrangement under the 2006 Share Incentive Plan. That cost is expected to be recognized over a weighted-average period of 0.71 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

14.	SHARE-BASED COMPENSATION - continued

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

In July 2008, the Company granted 278,500 NES to employees which will become vested on August 1, 2009.

In October 2008, the Company granted 3,200 NES to employees which will become vested on December 1, 2009.

In May 2009, the Company granted 205,548 NES to employees which will become vested on June 30, 2010.

The grant date fair value of NES was measured at the quoted market price of the company’s equity shares.

A summary of the status of the NES as of May 31, 2008 and 2009, and changes during the year ended May 31, 2008 and 2009 was presented below.

	Number of NES	Weighted- average grant date exercise price	Weighted- average intrinsic fair value
At beginning of fiscal year 2008	—
Granted	2,872,000	—	12.82
Vested	(200,332)	—	12.75
Forfeited	(762,044)	—	12.75

At end of fiscal year 2008	1,909,624	—	12.85

Granted	487,248	—	13.32
Vested	(544,200)	—	13.08
Forfeited	(12,424)	—	13.88

At end of fiscal year 2009	1,840,248	—	12.90

As of May 31, 2009, there was US$18,942 of total unrecognized compensation cost related to NES arrangements granted under the 2006 Share Incentive Plan. The cost is expected to be recognized over a weighted-average period of 3.1 years. The total fair value of shares vested during the year ended May 31, 2009 was US$7,118.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15.	INCOME TAXES

Significant components of provision for income taxes for the years ended May 31, 2007, 2008 and 2009 were as follows:

	Years ended May 31,
	2007	2008	2009
	US$	US$	US$
Current:
PRC	2,231	3,839	8,399

Deferred:
PRC	(401)	(195)	(1,143)

Total provision for income taxes	1,830	3,644	7,256

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to tax withholding in the Cayman Islands.

The subsidiaries of New Oriental China, which were registered as private schools (the “school-subsidiaries”), are subject to income taxes determined in accordance with The Law for Promoting Private Education (2003) where those school-subsidiaries registered as private schools not requiring reasonable returns (similar to a not-for-profit entity) are treated as public schools and are generally not subject to enterprise income taxes. School-subsidiaries that were registered as requiring reasonable returns (similar to a for-profit entity) are subject to enterprise income taxes but may be eligible for preferential tax treatment to be determined by the relevant taxing authorities. In certain cities, schools that were registered as requiring reasonable returns are subject to a 33% standard enterprise income tax, while in other cities, similar schools are subject to a 1.5% to 3.3% tax on gross receipts in lieu of the 33% standard enterprise income tax or exempted from the enterprise income tax. The subsidiaries of New Oriental China other than its school-subsidiaries are subjected the 33% standard enterprise income tax. On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises. In certain cities, schools that were registered as requiring reasonable returns are subject to a 25% standard enterprise income tax, while in other cities, similar schools are subject to a 2% to 3% tax on gross receipts in lieu of the 25% standard enterprise income tax or exempted from the enterprise income tax. The subsidiaries of New Oriental China other than its school-subsidiaries are subjected the 25% standard enterprise income tax.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15.	INCOME TAXES - continued

In December 2008, under the new EIT regime, two of the four wholly-owned subsidiaries of the Company in the PRC, Beijing Decision and Beijing Hewstone, have been granted the status of high and new technology enterprise (“HNTE”) in Beijing which would be effective for three years with effective from January 1, 2008. As a result, each of them is entitled to a 7.5% enterprise income tax rate from January 1, 2008 to December 31, 2010 and followed by a 15% tax rate so long as it continues to qualify as a HNTE. New Oriental China and other wholly-owned subsidiaries of the Company are levied on a rate of 25% since January 1, 2008.

The Group uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Except for Beijing Decision and Beijing Hewstone, for which deferred tax balances is calculated at a rate of 7.5% for its status of HNTE, the deferred tax balances of other entities are calculated at a rate of 25%. Significant components of the Group’s deferred tax assets and liabilities were as follows as:

	As of May 31,
	2008	2009
	US$	US$
Current deferred tax assets
Bad debt provision	70	50
Accrued expenses	448	1,600

Total current deferred tax assets	518	1,650
Less: valuation allowance	(160)	(29)

Current deferred tax assets, net	358	1,621

Non-current deferred tax assets
Net operating loss carry-forwards	1,779	1,864
Pre-operating expenses	84	51

Total non-current deferred tax assets	1,863	1,915
Less: valuation allowance	(822)	(838)

Non-current deferred tax assets, net	1,041	1,077

Non-current deferred tax liabilities
Acquired intangible assets	—	(157)

Total non-current deferred tax liabilities	—	(157)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15.	INCOME TAXES - continued

The Group operates through multiple subsidiaries and a variable interest entity. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the variable interest entity may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and variable interest entity basis. Where a valuation allowance was not recorded, the Group believes that it was more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future. The net deferred tax assets represent the tax effect of temporary differences arising from the net operating loss carry forward, pre-operating expenses, bad debt allowance and certain accrued expenses available for certain subsidiaries of the Company to offset against future profits over a period of five years through 2009.

The Group had net operating loss carried forward of US$8,139 from certain subsidiaries of New oriental China for the year ended May 31, 2009 which will expire on various dates from May 31, 2010 to May 31, 2014.

The decrease in valuation allowance from 2007 to 2008 was primarily due to the reversal of valuation allowance arising from change of tax status in certain subsidiary and net operating loss carry forwards that the Group’s management believes are realizable in the near future.

A reconciliation of the effective tax rates from the 33% and 25% statutory tax rates was as follows for the years ended May 31, 2007, 2008 and 2009:

	Years ended May 31,
	2007	2008	2009
	%	%	%
Statutory tax rate	33.00	25.00	25.00
Permanent differences	13.58	6.58	8.00
Tax effect of income taxed at different rates	(1.57)	(0.61)	(0.33)
Effect of tax exemption granted to PRC subsidiaries	(36.91)	(24.69)	(21.85)
Effect on income taxes due to changes in tax rates under the new law for certain subsidiaries	1.25	0.68	—
Changes in valuation allowance	(3.31)	(0.02)	(0.17)

Total provision for income taxes	6.04	6.94	10.65

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15.	INCOME TAXES - continued

If the tax holidays granted to Beijing Decision, Beijing Hewstone and certain school-subsidiaries of New Oriental China were not available, provision for income taxes and earnings per share would be as follows:

	For the years ended May 31,
	2007	2008	2009
	US$	US$	US$
Provision for income taxes	10,514	15,468	22,569

Net income per share - basic
Income from continuing operations	0.13	0.22	0.26

Total	0.13	0.22	0.26

Net income per share - diluted
Income from continuing operations	0.13	0.21	0.25

Total	0.13	0.21	0.25

Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends among other things on the “place of actual management”. If the Group, or its non-PRC subsidiaries, were to be determined as PRC resident for tax purposes it, they, would be liable for tax in the PRC on worldwide income including the income arising in jurisdictions outside the PRC. Judging from the current business of the Group entities, the non-PRC resident entities will not be deemed as PRC resident companies.

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Group of approximately US$59,368 at May 31, 2009 are considered to be indefinitely reinvested under Accounting Principles Board Opinion No. 23 “Accounting for Income Taxes - Special Areas” and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of May 31, 2009, the Group has not declared any dividends.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

15.	INCOME TAXES - continued

The Group adopted the provisions of FIN No.48 on June 1, 2007. No unrecognized tax benefits are identified. Accordingly, the Group recorded no adjustment to retained earnings. The Group expects that the changes in the unrecognized tax benefits within the next twelve months would not be material.

The Group did not recognize interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties accrued related to uncertain tax positions in the statements of financial position and the statements of operation.

Subsidiaries and variable interest entity of the Company and the subsidiaries of the variable interest entity are subject to taxation in China. Their tax years from 2002 to 2009 are subject to examination by the tax authorities.

16.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2007	2008	2009
	US$	US$	US$
Numerator used in basic and diluted net income per share:
Income from continuing operations	28,599	49,013	61,016

Net income available for future distribution	28,599	49,013	61,016

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	134,218,191	149,992,200	149,090,088

Plus weighted average Series A convertible preferred shares outstanding	2,983,257	—	—
Plus incremental weighted average common shares from assumed conversion of share options and vesting of NES using the treasury stock method	4,892,346	6,456,901	4,438,295

Weighted average common shares outstanding used in computing diluted net income per share	142,093,794	156,449,101	153,528,383

Net income per share - basic	0.21	0.33	0.41

Net income per share - diluted	0.20	0.31	0.40

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

16.	NET INCOME PER SHARE - continued

Actual common shares issued and upon exercises of options are included when calculating weighted average common shares outstanding used in computing basic net income per share.

In February 2007, October 2007 and October 2008, the Company transferred 4,000,000, 2,000,000 and 3,000,000 common shares respectively to its depositary bank representing 2,250,000 ADSs to be issued to employees and non-employees upon the exercise of their vested share options and vesting of NES. As of May 31, 2009, 5,240,884 shares out of these 9,000,000 shares had been issued to the employees and non-employees upon exercise of their share options and 744,532 NES had been issued to employees upon vesting of their shares. 3,014,584 share option and NES to purchase remained available for future issuances. As a result, 3,014,584 common shares were excluded in computing basic and diluted net income per share.

17.	RELATED PARTY TRANSACTION

The Group had the following balances with related parties:

			Amounts due from related parties - non-current As of May 31,		Amounts due to related parties - current As of May 31,
	Notes	Relationship	2008	2009	2008	2009
			US$	US$	US$	US$
Mr. Michael Yu Minhong	(1)	Director	—		6	14
Mr. Ma Yonggang	(2)	Employee	—	396	—	88

			—	396	6	102

(1)	Amount due to Mr. Michael Yu Minhong represented reimbursable expenses.
(2)	Amount due from/to Mr. Ma Yonggang, the principal of Mingshitang, represented advance and reimbursable expenses to him, respectively.

All related party balances were non-interest bearing and unsecured with no fixed repayment terms.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

18.	COMMITMENTS

Operating leases

The Group leases offices, classroom, and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows at May 31, 2009:

Continuing operations
US$
Years ending May 31:
2010	29,423
2011	25,414
2012	21,654
2013	17,748
2014	10,077
Thereafter	13,433

117,749

Rent expenses for all cancelable and non-cancelable leases were approximately US$15,720, US$23,317 and US$36,743 for the years ended May 31, 2007, 2008 and 2009, respectively.

Capital commitment	US$
Capital commitment for the purchase of property and equipment	88
Capital commitment for leasehold improvements	831

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

19.	SEGMENT INFORMATION

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

19.	SEGMENT INFORMATION - continued

For the year ended May 31, 2008

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	176,065	6,369	18,569	201,003

Operating costs and expenses:
Cost of revenues	(65,753)	(4,777)	(6,689)	(77,219)
Selling and marketing	(18,209)	(230)	(3,903)	(22,342)
General and administrative	(27,686)	(1,908)	(3,397)	(32,991)

Total operating costs and expenses	(111,648)	(6,915)	(13,989)	(132,552)

Unallocated corporate expenses	—	—	—	(23,116)

Operating income (loss)	64,417	(546)	4,580	45,335

Segment assets	97,777	42,171	27,024	166,972
Unallocated corporate assets	—	—	—	229,771

Total assets	97,777	42,171	27,024	396,743

For the year ended May 31, 2009
	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	255,842	8,620	28,105	292,567

Operating costs and expenses:
Cost of revenues	(91,179)	(11,019)	(9,400)	(111,598)
Selling and marketing	(26,870)	(263)	(7,573)	(34,706)
General and administrative	(42,500)	(2,774)	(4,599)	(49,873)

Total operating costs and expenses	(160,549)	(14,056)	(21,572)	(196,177)

Unallocated corporate expenses	—	—	—	(35,470)

Operating income (loss)	95,293	(5,436)	6,533	60,920

Segment assets	158,599	43,067	38,917	240,583
Unallocated corporate assets	—	—	—	228,819

Total assets	158,599	43,067	38,917	469,402

Geographical Disclosures - The Company primarily operates in the PRC. All of the identifiable assets of the Company are located in the PRC.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

20.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$1,939, US$3,312 and US$6,297 for the years ended May 31, 2007, 2008 and 2009, respectively.

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

The Group transferred an aggregate of US$98, $3,537 and $2,423 to the statutory reserves during the years ended May 31, 2007, 2008 and 2009, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2007, 2008 AND 2009

(In thousands, except share and per share data)

21.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC variable interest entity and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC variable interest entity and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Restricted net assets totaled approximately US$80,785 as of May 31, 2008 and US$147,438 as of May 31, 2009.

22.	SUBSEQUENT EVENTS

On July 20, 2009, the Company’s board of directors authorized the repurchase of up to US$30 million of the Company’s American Depository Shares (“ADSs”) during the period from August 5, 2009 through December 31, 2009. Under this share repurchase program, the ADSs will be purchased from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which allows New Oriental to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise, subject to any restrictions under applicable law. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2008	2009
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	129,671	67,903
Prepaid expense and other current assets	954	469
Amounts due from related parties	9,673	38,866

Total current assets	140,298	107,238
Investments in subsidiaries and variable interest entity	165,665	245,934

Total assets	305,963	353,172

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	7,123	1,595
Amounts due to related parties	160	331

Total current liabilities	7,283	1,926

Shareholders’ equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2008 and 2009, respectively; 152,197,907 and 152,004,707 shares issued and outstanding as of May 31, 2008 and 2009, respectively)	1,503	1,500
Additional paid-in capital	177,794	166,370
Retained earnings	98,957	159,973
Accumulated other comprehensive loss	20,426	23,403

Total shareholders’ equity	298,680	351,246

Total liabilities and shareholders’ equity	305,963	353,172

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2007	2008	2009
	US$	US$	US$
Operating costs and expenses:
Cost of revenues	277	707	316
Selling and marketing	109	226	225
General and administrative	4,944	9,468	16,965

Total operating costs and expenses	5,330	10,401	17,506

Operating loss	(5,330)	(10,401)	(17,506)
Interest income	4,182	5,675	1,261
Equity in earnings of subsidiaries and variable interest entity	29,747	53,739	77,261

Net income	28,599	49,013	61,016

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Parent Company Statements of Shareholders Equity and Comprehensive Income

(In thousands, except share data)

	Series A convertible preferred shares		Common shares				Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Shares	Amount	Unrestricted	Amount	Restricted	Amount
		US$	shares	US$	shares	US$	US$	US$	US$	US$	US$
Balance at June 1, 2006	11,111,111	111	92,324,778	1,000	7,675,222		40,700	21,345	1,857	65,013	7,913
Conversion of preferred shares upon IPO	(11,111,111)	(111)	11,111,111	111	—	—	—	—	—	—	—
Issuance of common shares upon IPO	—	—	34,500,000	345	—	—	118,349	—	—	118,694	—
Release of restricted shares to unrestricted shares	—	—	7,675,222	—	(7,675,222)	—	—	—	—	—	—
Issuance of common share upon follow on public offering	—	—	2,393,596	24	—	—	23,329	—	—	23,353	—
Common shares converted to ADS shares for futures exercise of employee share options	—	—	4,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	—	—	11	—	—	2,332	—	—	2,343	—
Share based compensation expense for employee share options	—	—	—	—	—	—	4,647	—	—	4,647	—
Waived of rental expense by a minority shareholder	—	—	—	—	—	—	88	—	—	88	—
Net income	—	—	—	—	—	—	—	28,599	—	28,599	28,599
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,243	4,243	4,243

Balance at May 31, 2007	—	—	152,004,707	1,491	—	—	189,445	49,944	6,100	246,980	32,842

Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	—	—	2,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	—	—	28	—	—	8,665	—	—	8,693	—
Non-vested equity shares vested	—	—	—	2	—	—	(2)	—	—	—	—
Share based compensation expense	—	—	—	—	—	—	8,742	—	—	8,742	—
Shares repurchase	—	—	(1,806,800)	(18)	—	—	(29,180)	—	—	(29,198)	—
Waived rental expense by a minority shareholder	—	—	—	—	—	—	124	—	—	124	—
Net income	—	—	—	—	—	—	—	49,013	—	49,013	49,013
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	14,326	14,326	14,326

Balance at May 31, 2008	—	—	152,197,907	1,503	—	—	177,794	98,957	20,426	298,680	63,339

Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	—	—	3,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	—	—	13	—	—	5,308	—	—	5,321	—
Non-vested equity shares vested	—	—	—	6	—	—	(6)	—	—	—	—
Share based compensation expense	—	—	—	—	—	—	16,750	—	—	16,750	—
Shares repurchase	—	—	(2,193,200)	(22)	—	—	(33,498)	—	—	(33,520)	—
Waived rental expense by a minority shareholder	—	—	—	—	—	—	22	—	—	22	—
Net income	—	—	—	—	—	—	—	61,016	—	61,016	61,016
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,977	2,977	2,977

Balance at May 31, 2009	—	—	153,004,707	1,500	—	—	166,370	159,973	23,403	351,246	63,993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2007	2008	2009
	US$	US$	US$
Cash flows from operating activities:
Net income	28,599	49,013	61,016
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(29,747)	(53,739)	(77,261)
Share-based compensation expense	4,647	8,742	16,750
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(16)	(461)	484
Accrued expenses and other current liabilities	1,636	3,842	(3,602)
Amounts due from/to related parties	—	(50)	(29,022)

Net cash provided by (used in) operating activities	5,119	7,347	(31,635)

Cash flows from investing activities:
Investment in subsidiary	—	(1)	—
Lending to subsidiaries	(9,015)	—	—

Net cash (used in) provided by investing activities	(9,015)	(1)	—

Cash flows from financing activities:
Proceeds from issuance of common shares upon IPO, net of issuance costs paid	119,517	—	—
Proceeds from issuance of common shares upon follow on offering, net of issuance costs paid	23,372	—	—
Proceeds from issuance of common shares upon exercise of share option	2,332	8,274	5,322
Proceeds from issuance of restricted shares to employees	231	—	—
Payment of remaining issuance cost relating to follow on offering	—	(272)	—
Cash paid for shares repurchase	—	(27,263)	(35,455)

Net cash provided by (used in) financing activities	145,452	(19,261)	(30,133)

Effect of exchange rate exchanges	—	—	—

Net increase (decrease) in cash and cash equivalents	141,556	(11,915)	(61,768)
Cash and cash equivalents, beginning of year	30	141,586	129,671

Cash and cash equivalents, end of year	141,586	129,671	67,903

Conversion of Series A convertible preferred shares to common shares	111	—	—

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO ADDITIONAL INFORMATION

1.	BASIS FOR PREPARATION

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

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2008 and 2009:

	May 31,
	2008	2009
	US$	US$
Amount due from related parties:
Beijing Judgment	9,000	17,000
Beijing Hewstone	—	7,500
Beijing Decision	—	7,500
Winner Park	—	2
Smart Shine	—	5,002
New Oriental China	537	516
Elite Concept Holdings Limited	136	1,346

	9,673	38,866

Amount due to related party:
Beijing Judgment	160	252
Beijing Hewstone	—	41
Beijing Decision	—	38

	160	331

All related party balances were non-interest bearing and unsecured.