Form 20-F
period 2010-05-31
New Oriental Education & Technology Group Inc.
filed 2010-10-14
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2010.

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

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Louis T. Hsieh, President and Chief Financial Officer

Tel: +(86 10) 6260-5566

E-mail: louishsieh@staff.neworiental.org

Fax: +(86 10) 6260-5511

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing four common shares	New York Stock Exchange

Common shares, par value US$0.01 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 155,379,387 common shares, par value US$0.01 per share, as of May 31, 2010.

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

•

“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding courses offered at our primary and secondary schools;

•	“shares” or “common shares” refers to our common shares, par value U$$0.01 per share;

•	“ADSs” refers to our American depositary shares, each of which represents four common shares; and

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

We refer to our teaching facilities in this annual report as either “schools” or “learning centers,” based primarily on a facility’s functions. Generally, our schools consist of classrooms and administrative facilities with student and administrative services, while our learning centers consist primarily of classroom facilities.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

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

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated condensed financial data as of May 31, 2006, 2007, 2008, 2009 and 2010 and for the years ended May 31, 2006, 2007, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Effective December 1, 2007, we changed our reporting currency from RMB to the U.S. dollar in order to improve research analysts’ and investors’ ability to compare our financial results with other publicly-traded companies and to simplify our earnings release presentation. In order to allow for comparison to the financial results for the years ended May 31, 2008, 2009 and 2010, the financial data for the years ended, and as of, May 31, 2006 and 2007 have been restated to reflect U.S. dollars as the reporting currency according to the policy described in “Note 2—Significant Accounting Policies—Foreign currency translation” in the notes accompanying our financial statements which are included at the end of this annual report.

	For the Years Ended May 31,
(in thousands US$ except share, per share and per ADS data)	2006	2007	2008	2009	2010
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	88,538	123,543	183,917	266,389	352,857
Books and others	5,984	9,060	17,086	26,178	33,450

Total net revenues	94,522	132,603	201,003	292,567	386,307
Operating costs and expenses (1):
Cost of revenues	(39,378)	(53,744)	(77,219)	(112,011)	(147,261)
Selling and marketing	(10,077)	(16,549)	(25,617)	(38,947)	(58,396)
General and administrative	(37,569)	(36,218)	(52,832)	(80,689)	(103,336)

Total operating costs and expenses	(87,024)	(106,511)	(155,668)	(231,647)	(308,993)

Operating income	7,498	26,092	45,335	60,920	77,314
Other income (expense):
Interest income	286	4,730	8,035	6,599	6,474
Interest expense	(1,207)	(416)	—	—	—
Miscellaneous income (expense), net	17	(105)	(886)	590	(252)

Income from continuing operations before provision for income taxes	6,594	30,301	52,484	68,109	83,536
Provision for income taxes:
Current	(1,985)	(2,231)	(3,839)	(8,399)	(7,845)
Deferred	276	401	195	1,143	1,871

Provision for income taxes	(1,709)	(1,830)	(3,644)	(7,256)	(5,974)

Net income	4,885	28,471	48,840	60,853	77,562

Less: Net loss attributable to noncontrolling interest(2)	(1)	128	173	163	227

Income from continuing operations	4,884	28,599	49,013	61,016	77,789

Income from discontinued operations	1,177	—	—	—	—

Net income attributable to New Oriental Education & Technology Group Inc.	6,061	28,599	49,013	61,016	77,789

Non-pro-rata distribution	(3,132)	—	—	—	—

Net income attributable to New Oriental Education & Technology Group Inc. for future distribution	2,929	28,599	49,013	61,016	77,789

Net income per share attributable to New Oriental Education & Technology Group Inc. – basic	0.03	0.21	0.33	0.41	0.52

Net income per share attributable to New Oriental Education & Technology Group Inc. – diluted	0.03	0.20	0.31	0.40	0.50

Net income per ADS attributable to New Oriental Education & Technology Group Inc.– basic (3)	0.12	0.84	1.32	1.64	2.06

Net income per ADS attributable to New Oriental Education & Technology Group Inc.– diluted (3)	0.12	0.80	1.24	1.59	2.01

Shares used in calculating basic net income per share	100,000,000	134,218,191	149,992,200	149,090,088	150,952,249

Shares used in calculating diluted net income per share	111,111,111	142,093,794	156,449,101	153,528,383	154,831,633

Cash dividends per as-converted common share (4)	0.07	—	—	—	—

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Years Ended May 31,
(in thousands US$)	2006	2007	2008	2009	2010
Cost of revenues	48	277	707	316	657
Selling and marketing	173	109	226	225	117
General and administrative	7,688	4,261	7,809	16,209	15,409

(2)	Amounts in relation to noncontrolling interests, formerly named minority interest, for the years ended May 31, 2006, 2007, 2008 and 2009 are reclassified in accordance with authoritative guidance regarding the noncontrolling interests, which we adopted on June 1, 2009.
(3)	Each ADS represents four common shares.
(4)	We declared an annual dividend of 0.07 per share to holders of our common shares and preferred shares in our fiscal year ended May 31, 2006.

The following table presents a summary of our consolidated balance sheet data as of May 31, 2006, 2007, 2008, 2009 and 2010:

	As of May 31,
(in thousands US$)	2006	2007	2008	2009	2010
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	32,644	204,396	208,440	254,772	281,104
Total assets	135,829	316,090	396,743	469,402	596,420
Total current liabilities	57,996	68,872	97,886	117,761	168,705
Total liabilities	70,791	68,872	97,886	117,918	168,842
Long-term debt, less current portion	12,795	—	—	—	—
Series A convertible preferred shares	111	—	—	—	—
Total shareholders’ equity	65,013	246,980	298,680	351,246	427,567
Noncontrolling interest	25	238	177	238	11
Total equity	65,038	247,218	298,857	351,484	427,578

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, including in “Note 2—Significant Accounting Policies—Foreign currency translation” in the notes accompanying our financial statements, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8305 to US$1.00, the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on May 28, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 8, 2010, the noon buying rate was RMB6.6710 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. Fiscal year refers to our fiscal year ended on May 31. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB Per US$ 1.00)
Fiscal Year 2006	8.0215	8.0940	8.0005	8.2765
Fiscal Year 2007	7.6516	7.8473	7.6463	8.0225
Fiscal Year 2008	6.9400	7.3368	6.9377	7.6680
Fiscal Year 2009	6.8278	6.8298	6.7800	6.9633
Fiscal Year 2010	6.8305	6.8276	6.8229	6.8371
2010
April	6.8247	6.8256	6.8229	6.8275
May	6.8305	6.8275	6.8245	6.8310
June	6.7815	6.8184	6.7815	6.8323
July	6.7735	6.7762	6.7709	6.7807
August	6.8069	6.7873	6.7670	6.8069
September	6.6905	6.7396	6.6869	6.8102
October (through October 8, 2010)	6.6710	6.6870	6.6710	6.6912

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation, as they interact with our students on a daily basis. We must continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also seek to hire teachers who are capable of delivering innovative and inspirational instruction. There are a limited number of teachers in China with the necessary experience and language proficiency to teach our courses and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process, in particular as we continue to expand and add teachers to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.

Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that market awareness of our “New Oriental” brand has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “New Oriental” brand is critical to maintaining our competitive advantage. We offer a diverse set of programs, services and products to primary and middle school students, college students and other adults throughout many provinces and cities in China. As we continue to grow in size, expand our program, service and product offerings and extend our geographic reach, maintaining quality and consistency may be more difficult to achieve.

Historically, we have developed our student base primarily by word-of-mouth referrals. We initiated brand promotion efforts in recent years, but we cannot assure you that our marketing efforts will be successful in further promoting our brand to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our programs, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected. In addition, any negative publicity relating to our company or our programs and services, regardless of its veracity, could harm our brand image and in turn adversely affect our business and operating results.

We face risks related to health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our schools, learning centers and bookstores.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other epidemics. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health subsequently reported several hundred deaths caused by the influenza A (H1N1). The influenza A (H1N1) outbreak adversely affected our business and results of operations in the first and second fiscal quarters of 2010 as we experienced slower-than-usual student enrollment growth and large numbers of cancellations and deferments in enrollments from registered students. In addition, we had to cancel classes whenever an enrolled student was diagnosed with influenza A (H1N1), as required by applicable health regulations. Any future outbreak of avian influenza, SARS, the influenza A (H1N1) or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause cancellations or deferments of student enrollments and require the temporary closure of our schools, learning centers and bookstores, thus severely disrupting our business operations and adversely affecting our results of operations.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We have increased the number of our schools in China from three in 2001 to 48 by the end of May 2010, and we increased the number of our learning centers in China from 23 in 2001 to 319 by the end of May 2010. We plan to continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

If we fail to successfully execute our growth strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.

Our growth strategies include expanding our program, service and product offerings and our network of schools, learning centers and bookstores, updating and expanding the content of our programs, services and products in a cost-effective and timely manner, as well as maintaining and continuing to establish strategic relationships with complementary businesses. The expansion of our programs, services and products in terms of types of offerings and geographic locations may not succeed due to competition, failure to effectively market our new programs, services and products and maintain their quality and consistency, or other factors. In addition, we may be unable to identify new cities with sufficient growth potential to expand our network, and we may fail to attract students and increase student enrollments or recruit, train and retain qualified teachers for our new schools and learning centers. Some cities in China have undergone development and expansion for several decades while others are still at an early stage of urbanization and development. In more developed cities, it may be difficult to increase the number of schools and learning centers because we and/or our competitors already have extensive operations in these cities. In recently developed and developing cities, demand for our programs, services and products may not increase as rapidly as we expect. Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market demands. If we fail to successfully execute our growth strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.

We may not be able to achieve the benefits we expect from recent and future acquisitions, and recent and future acquisitions may have an adverse effect on our ability to manage our business.

As part of our business strategy, we have pursued and intend to continue to pursue selective strategic acquisitions of businesses that complement our existing business. For example, in June 2008, we acquired a 60% equity stake in Beijing Haidian Mingshitang Exam Training Education School, or Mingshitang School, a Beijing-based private school that specializes in tutoring students seeking to retake the “gaokao,” the Chinese college entrance examination. In September 2008, we acquired Changchun Tongwen Gaokao Training Education School, or Tongwen Gaokao School, a Changchun-based private school that provides similar services to those provided by Mingshitang School. In connection with this acquisition, we also acquired a small private high school with approximately 30 students affiliated with Tongwen Gaokao School. These strategic acquisitions are expected to allow us to extend our New Oriental brand to the large non-English test preparation market. These recent acquisitions and any future acquisitions expose us to potential risks, including risks associated with the diversion of resources from our existing businesses, difficulty in successfully integrating the acquired businesses, failure to achieve expected growth by the acquired businesses, and inability to generate sufficient revenue to offset the costs and expenses of acquisitions. In addition, the revenue and cost synergies that we expect to achieve from our acquisitions may not materialize, and we may have to recognize impairment charges as a result. For the year ended May 31, 2010, we recognized a goodwill impairment loss of US$76,000 arising from the acquisitions of Mingshitang School and Tongwen Gaokao School. Any of the risks associated with acquisitions could have an adverse effect on our business, operating results and growth prospects.

Third parties have in the past brought intellectual property infringement claims against us based on the content of the books and other teaching or marketing materials that we or our teachers authored and/or distributed and may bring similar claims against us in the future.

We may be subject to claims by educational institutions and organizations, content providers and publishers, competitors and others on the ground of intellectual property rights infringement, defamation, negligence or other legal theories based on the content of the materials that we or our teachers author and/or distribute as course materials. These types of claims have been brought, sometimes successfully, against print publications and educational institutions in the past, including ourselves. For example, in January 2001, the Graduate Management Admission Council, or GMAC, and Educational Testing Service, or ETS, filed three separate lawsuits against us in the Beijing No. 1 Intermediate People’s Court, alleging that we had violated the copyrights and trademarks relating to the GMAT test owned by GMAC and relating to the GRE and TOEFL tests owned by ETS by duplicating, selling and distributing their test materials without their authorization. In September 2003, the trial court found that we had violated GMAC’s and ETS’s respective copyrights and trademarks in connection with those admissions tests. The trial court’s judgment was partially affirmed in a final judgment issued by the Beijing Higher People’s Court in December 2004. The Beijing Higher People’s Court held that we had not misused the trademarks of GMAC or ETS. However, it also found that the TOEFL and GRE tests were the original works of ETS and the GMAT test was the original work of GMAC, all of which are protected under the PRC Copyright Law. The Beijing Higher People’s Court held that our duplication, sale and distribution of the test materials relating to these tests without ETS’s and GMAC’s prior permission were not a “reasonable use” of the test materials under the PRC Copyright Law, and that we, therefore, had infringed upon ETS’s and GMAC’s respective copyrights. We were ordered to pay damages in an aggregate of approximately RMB6.5 million cease all infringing activities and destroy all copyright-infringing materials in our possession, all of which we have done. Since the Beijing Higher People’s Court issued the final judgment in 2004, we have endeavored to comply with the court order and applicable PRC laws and regulations relating to intellectual property, and we have adopted policies and procedures to prohibit our employees and contractors from engaging in any copyright, trademark or trade name infringing activities. However, we cannot assure you that every teacher or other personnel will strictly comply with these policies at our schools, learning centers or other locations or media through which we provide our programs, services and products.

We have also been involved in other claims and legal proceedings against us relating to infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs, and may be subject to further claims in the future, particularly in light of the uncertainties in the interpretation and application of PRC intellectual property laws and regulations. Furthermore, if printed publications or other materials that we or our teachers author and/or distribute contain materials that government authorities find objectionable, these publications may have to be recalled, which could result in increased expenses, loss in revenues and adverse publicity. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our programs, services and products or be required to make changes to our course materials or websites. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our teaching, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial position.

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

Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, and they may be able to respond more promptly to changes in student preferences in these markets. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc. may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. Moreover, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. We may have to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be adversely affected.

Failure to adequately and promptly respond to changes in testing materials, admissions standards and technologies could cause our programs, services and products to be less attractive to students.

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests that were previously offered in paper format only are now offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be materially and adversely affected.

We provide preparation courses for both overseas and domestic admissions and assessment tests. In the fiscal year ended May 31, 2010, we derived a significant portion of our revenues from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests as a requirement for admission or graduation. If the use of admissions and assessment tests declines or falls out of favor with educational institutions and government authorities, the markets for our test preparation courses will deteriorate and our business will be materially and adversely affected. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and the CET 6 exams. The reform, among other things, limited these exams only to college students starting from 2007 and has effectively limited the pool of potential students for our CET 4 and CET 6 exam preparation courses to college students only. In the United States, there has been a continuing debate regarding the usefulness of admissions and assessment tests to assess qualifications of applicants and many people have criticized the use of admissions and assessment tests as unfairly discriminating against certain test takers. If a large number of educational institutions abandon the use of existing admissions and assessment tests as a requirement for admission, without replacing them with other admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be seriously harmed.

We may experience a decrease in our margins.

Many factors may cause our gross and net income margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of five and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. In our fiscal year ended May 31, 2010, the average class size for our short-term language training and test preparation courses was approximately 21 students per class, which was a decrease from approximately 30 students per class in the previous fiscal year. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. Our net income margin for our fiscal year ended May 31, 2010 was 20.1%, down from 20.9% in the previous fiscal year. This decrease was partly due to the increase in demand for our smaller-sized classes. In addition, our new investments and acquisitions may also cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to increasing demand for our smaller-sized classes and/or other factors.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primary due to seasonal changes in student enrollments. Historically, our courses tend to have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter from December 1 to February 28 each year, primarily because many students enroll in our language training and other courses during the winter school holidays. Our expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments and revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. In addition, other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. For example, the Beijing Olympic Games held in August 2008 negatively impacted our business in the fiscal quarter ended August 31, 2008 due to transportation and security logistics arrangements in Beijing and some distractions from classes as the nation enjoyed the Olympic Games. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our historical financial and operating results are not indicative of our future performance; and our financial and operating results are difficult to forecast.

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

Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be indicative of our future performance, and therefore you should not rely on them to predict the future performance of our ADSs. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us.

Our business is difficult to evaluate because we have limited experience generating net income from some of our newer services.

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We started professional certification preparation programs in 2007, which include preparation for the PRC bar exam, certified public accountant exam, and the civil service exam. Also in 2007, we established our pre-school business with the opening of our first kindergarten in Beijing. In 2008, we launched our “New Oriental U-Can” training program, which targets middle and high school students in China from ages 13 to 18 who are preparing for the college entrance examination in China, known as the “gaokao.” The gaokao is required for admission to bachelor degree programs and most associate degree programs at colleges and universities in China. Some of these operations have not generated significant or any profit to date, and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

Our success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular, our founder, chairman and chief executive officer, Michael Minhong Yu, who has been our leader since our inception in 1993. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our executive officers and key employees has entered into a confidentiality and non-competition agreement with us. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to enforce these agreements against these individuals because of the uncertainties of China’s legal systems.

We generate a majority of our revenues from four cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We currently generate a majority of our revenues in Beijing, Shanghai, Wuhan and Guangzhou. We derived approximately 51% of our total net revenues for the fiscal year ended May 31, 2010 from these four cities and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

Rapid growth in the use of the Internet is a recent occurrence in China, and the market for Internet-based educational programs, services and products is characterized by rapid technological changes and innovation, unpredictable product life cycles and user preferences. We have limited experience with generating revenues from online programs, services and products, and their results are largely uncertain. The increasing adoption of computer-based testing formats for admissions testing may lead more students to seek online test preparation courses. We must quickly modify our programs, services and products to adapt to changing student needs and preferences, technological advances and evolving Internet practices. Ongoing enhancement of our online offerings and related technology may entail significant expense and technical risk. We may fail to use new technologies effectively or adapt our online products or services and related technology on a timely and cost-effective basis. If our improvements to our online offerings and the related technology are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of a company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of May 31, 2010. In addition, our independent registered public accounting firm attested our internal control over financial reporting in accordance with the standards of the United States Public Company Accounting Oversight Board and reported that our company maintained effective internal control over financial reporting as of May 31, 2010. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We do not have any liability or business disruption insurance, and a liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results.

We could be held liable for accidents that occur at our schools, learning centers and other facilities, including indoor facilities where we organize certain summer camp activities and temporary housing facilities that we lease for our students from time to time. In the event of on-site food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. We currently do not have any liability insurance or business disruption insurance. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management.

Capacity constraints or system disruptions to our computer systems or websites could damage our reputation, limit our ability to retain students and increase student enrollments and require us to expend significant resources.

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or unavailability of our online programs. We cannot assure you that we will be able to timely expand our online program infrastructure to meet demand for such programs. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Our computer networks may also be vulnerable to unauthorized access, hacking, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Any interruption to our computer systems or operations could have a material adverse effect on our ability to retain students and increase student enrollments. Furthermore, we may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

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

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. In addition, foreign ownership of primary and middle schools for students in grades one to nine is prohibited in the PRC. Accordingly, our wholly owned subsidiaries in China, which are considered foreign invested enterprises, are currently ineligible to apply for the required education licenses and permits in China. We conduct our education business in China through contractual arrangements with New Oriental China and its subsidiaries and shareholders. New Oriental China is our consolidated affiliated entity directly owned by our founders and/or their respective affiliates. New Oriental China’s subsidiaries hold the requisite licenses and permits necessary to conduct our education business and operate our schools, learning centers and bookstores in China. We have been and are expected to continue to be dependent on New Oriental China and its subsidiaries to operate our education business until we qualify for direct ownership of educational businesses in China. We have entered into contractual arrangements with New Oriental China and its subsidiaries, pursuant to which we, through our wholly owned subsidiaries in China, provide exclusive teaching support, new enrollment system support and other services to New Oriental China and its subsidiaries in exchange for payments from them. In addition, we have entered into agreements with New Oriental China and each of the shareholders of New Oriental China, which provide us with a substantial ability to control New Oriental China and its existing and future subsidiaries.

If we, any of our wholly owned subsidiaries, New Oriental China or any of its existing and future subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

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

We have relied and expect to continue to rely on contractual arrangements with New Oriental China and its subsidiaries and shareholders to operate our education business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with New Oriental China and Its Subsidiary and Shareholders.” These contractual arrangements may not be as effective in providing us with control over New Oriental China and its subsidiaries as direct ownership. If we had direct ownership of New Oriental China and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of New Oriental China and its subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if New Oriental China or any of its subsidiaries and shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of New Oriental China were to refuse to transfer their equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with New Oriental China and/or its subsidiaries and shareholders if the beneficial owners of New Oriental China do not act in the best interests of our company when conflicts of interest arise between their dual roles as beneficial owners and directors of both New Oriental China and our company.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The beneficial owners of New Oriental China may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The beneficial owners of New Oriental China are also the founders and beneficial owners of our company. Some of them are directors of both New Oriental China and our company. Conflicts of interests between their dual roles as beneficial owners and directors of both New Oriental China and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, these individuals may breach or cause New Oriental China and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control New Oriental China and its subsidiaries and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China. These laws provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of New Oriental China, we would have to rely on legal proceedings, which could result in disruption of our business, and the outcome of any such legal proceedings would be uncertain.

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

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development, which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. However, this outline is still new and no further law or regulation has been promulgated to implement the outline. If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises; if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its subsidiaries may be subject to more stringent scrutiny and the education authorities may not allow our schools to pay us services fees under the contractual arrangements as they currently do. As a result, implementation of this reform may adversely affect our results of operations.

Contractual arrangements we have entered into among our subsidiaries and New Oriental China and its subsidiaries may be subject to scrutiny by the PRC tax authorities, and a finding that we or New Oriental China and its subsidiaries owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

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

PRC laws and regulations currently prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. New Oriental China controls and operates a private primary and secondary school in Yangzhou, a small private high school in Changchun and a private secondary school in Beijing, which may enter into contractual arrangements with our wholly owned subsidiaries in China in the future to pay teaching support and other fees to our subsidiaries in exchange for their services. As the provision of private primary and middle school services is a heavily regulated industry in China, the existing and any new primary or middle schools that New Oriental China or any of its subsidiaries establishes or acquires in the future may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. If the results of the investigations are unfavorable to us, we may be subject to fines, injunctions or other penalties that could have an adverse impact on our results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could harm our business.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and affiliated entities to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends from our wholly owned subsidiaries in China and service, license and other fees paid to our wholly owned subsidiaries by New Oriental China and its subsidiaries for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and affiliated entities (other than our schools) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. We own our wholly-owned subsidiaries in China indirectly through our wholly owned subsidiaries established in Hong Kong. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

As an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•

loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branch; and

•

loans by us to New Oriental China or its subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local branch.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local branch offices. Further, SAFE promulgated a circular in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of foreign-invested enterprise. The circular clarifies that RMB converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign-invested enterprise and cannot be used for domestic equity investment unless otherwise allowed. Because New Oriental China and its subsidiaries are domestic PRC entities, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in “Item 4. Information on the Company—B. Business Overview—Regulation.” We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or New Oriental China or any of its subsidiaries. If we fail to receive such registrations or approvals, our ability to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

If any of our PRC affiliated entities and their subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the education business, we currently conduct our operations in China through contractual arrangements with New Oriental China and its shareholders and subsidiaries. As part of these arrangements, New Oriental China and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of New Oriental China and its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future actions or policies of the PRC government to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could materially affect our liquidity and access to capital and our ability to operate our business.

A severe and prolonged global economic recession, particularly the resulting slowdown or recession in the Chinese economy, may adversely affect our business, results of operations and financial condition.

Recent global market and economic conditions have been unprecedented and challenging with recession in most major economies persisting in 2009 and significant market volatility in 2010. Continued concerns about the systemic impact of a potentially long-term and widespread recession have contributed to increased market volatility and diminished expectations for economic growth around the world. The Chinese economy also faces challenges. The stimulus plans and various other measures adopted by the PRC government may not work effectively to maintain sustained economic growth amid a global recession. Since we derive substantially all of our revenues in China, any persistent slowdown in the Chinese economy may have negative impacts on our business, operating results and financial condition in a number of ways. For example, student enrollments in some of our programs may grow more slowly or even decline due to declining disposable income and economic uncertainty. In addition, further disruptions of the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because many of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and may result in substantial costs and diversion of resources and management attention.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

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

All employee participants in our share incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties in China that could restrict our ability to grant options to our employees who are PRC citizens.

To implement the Administrative Rule on Foreign Exchange Matters of Individuals promulgated by the People’s Bank of China and its related implementing rule provided by SAFE, on April 6, 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Incentive Plan and Stock Option Plan of An Overseas Listed Company, or Circular No. 78. For any plans adopted by an overseas listed company that are covered by Circular No. 78, Circular No. 78 requires the employee participants who are PRC citizens to register, through a PRC agent or PRC subsidiary of the overseas listed company, with SAFE or its local branch. In addition, Circular No. 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening of special bank accounts and filings with SAFE or its local branch before they exercise their stock options. On January 7, 2008, SAFE issued Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts. According to this notice, SAFE has relinquished the authority to approve certain foreign exchange transactions in connection with equity compensation plans or incentive plans to its local counterparts at provincial level.

We cannot predict whether SAFE will adopt additional or different requirements with respect to equity compensation plans or incentive plans in the future. If it is determined that our share incentive plan is subject to Circular No. 78, failure to comply with such provisions may subject us and the participants of our share incentive plan who are PRC citizens to fines and legal sanctions and may prevent us from further granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

The PRC Labor Contract Law, which became effective on January 1, 2008, establishes more restrictions and increases the cost to employers upon termination of employment, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee general assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obligated to sign an unlimited term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also has to pay compensation to employees if the employer terminates an unlimited term labor contract. Unless an employee refuses to extend an expired labor contract, compensation is also required when the labor contract expires and the employer does not extend the labor contract with the employee under the same terms or better terms than those in the original contract. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year with an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated at three times their normal salaries for each waived vacation day. As a result of these and other new protective labor measures, our labor costs may increase.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility between the RMB and foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income at the holding company level may be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. Between July 21, 2005 and October 8, 2010, the RMB appreciated by approximately 24.1% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how the RMB exchange rates may change in the future.

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

The discontinuation of any preferential tax treatments currently available to us could materially and adversely affect our results of operations.

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been established and been entitled to exemptions or reductions from the then standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Although the EIT Law provides that preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and that enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” will be entitled to a preferential enterprise income tax rate, the implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008, respectively, have stipulated new criteria for such “high and new technology enterprises,” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments.

In December 2008, two of our wholly owned subsidiaries in China, Beijing Hewstone Technology Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. were recertified as “high and new technology enterprise” in Beijing. Both of them are entitled to a 7.5% enterprise income tax rate from 2008 to 2010, followed by a 15% tax rate as long as they continue to qualify as a “high and new technology enterprise.” The enterprise income tax rate from 2008 to 2010 for those two subsidiaries, which has been set by the local tax authorities in Beijing, is more favorable than the ones mandated by the national tax authorities. The other wholly owned subsidiary of our company, Beijing Judgment Education & Consulting Co., Ltd., has been subject to the standard enterprise income tax rate of 25% since January 1, 2008.

On April 21, 2010, the State Administration of Taxation issued the Circular Regarding Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or “Circular 157.” Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. According to Circular 157, if an enterprise is qualified as a “high and new technology enterprise” and is also in a tax holiday period, including “2-year exemption plus 3-year half rate,” “5-year exemption plus 5-year half rate” and other tax exemptions and reductions, then it would be entitled to pay tax, at its own election, at the lower of 15% or 50% of the specific tax rate set for the transitional period of preferential tax treatment (i.e., 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012), but it is not allowed to pay tax at 50% of the 15% tax rate, i.e., 7.5%. Nonetheless, we have consulted with the relevant local tax district, which confirmed to us that Circular 157 is not applicable to entities that qualify for “3-year exemption plus 3-year half rate” tax holiday as “high and new technology enterprises” and are registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, and that such entities will continue to pay tax at the rate of 7.5%. In light of the position taken by the relevant local tax authority, and given the fact that our subsidiaries that are enjoying “3-year exemption plus 3-year half rate” as “high and new technology enterprises” are registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, we do not believe that Circular 157 has any effect on our current tax position. However, if the State Administration of Taxation took a position contrary to the position of the relevant local tax authority in its subsequent interpretation or implementation of Circular 157, the current preferential tax rate of 7.5% enjoyed by some of our subsidiaries would be increased or revoked, which would negatively affect our results of options.

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

Preferential tax treatments granted to us by governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially to those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

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

Our management is currently based in China and is expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. Accordingly, If we are deemed to be a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The EIT Law provides that a maximum income tax rate of 20% may apply to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we are required under the EIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

According to The Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), which became effective on January 1, 2007, The Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008, and The Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective on October 27, 2009, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, our Hong Kong wholly owned subsidiaries, own 100% of our PRC subsidiaries. Thus, dividends paid by our PRC subsidiaries to us through our Hong Kong wholly owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, they will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other education companies, announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the RMB and the U.S. dollar, intellectual property litigation, economic or political conditions in China and the impact of global macroeconomic conditions. In addition, the performance of other companies with business operations located mainly in China that have listed their securities in the United States, and fluctuation in market prices of their securities, may affect the volatility in the price and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, and these market fluctuations may also materially and adversely affect the market price of our ADSs. Volatility in global capital markets, such as volatility caused by the recent global financial and economic crises, could also have an effect on the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new school and learning center openings, investments and/or acquisitions, and the amount of cash flow from our operations. If our existing cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

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

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially in the event of a severe and prolonged global economic recession. If we fail to raise additional funds, we may need to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to open additional schools and learning centers, acquire necessary technologies, products or businesses, hire, train and retain teachers and other employees, market our programs, services and products, or respond to competitive pressures or unanticipated capital requirements.

Our corporate actions are substantially controlled by our officers, directors, principal shareholders and affiliated entities.

As of August 31, 2010, our executive officers, directors and their affiliated entities beneficially owned approximately 19.7% of our outstanding shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed to by our other shareholders.

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

Except as described in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the common shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of shareholders.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or China based on United States or other foreign laws against us or our management.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China. Substantially all of our assets are located in China. All of our executive officers reside in China and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside the Cayman Islands and China upon us or our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It may also be difficult or impossible for you to bring an action against us or against our executive officers in the Cayman Islands or in China in the event that you believe that your rights as an ADS holder have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind in the United States, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, holders and beneficial owners of our ADSs may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

We believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending May 31, 2010. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending May 31, 2011 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “is passive” income or (2) 50% or more of the value of its average quarterly assets during such year is attributable to assets that produce or are held for the production of passive income. The value of our assets will be determined based on the market price of our ADSs and common shares, which may fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, the People’s Republic of China. Our telephone number at this address is +(8610) 6260-5566. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 40 cities in China. Our agent for service of process in the United States in connection with our registration statements on Form F-1 for our initial public offering and the additional offering in February 2007 is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Acquisitions

In June 2008, we completed the acquisition of a 60% equity stake in Mingshitang School, a Beijing-based private school that specializes in tutoring students seeking to retake the gaokao, the Chinese college entrance examination. In September 2008, we completed the acquisition of Tongwen Gaokao School, a Changchun-based school that provides similar services to those provided by Mingshitang School. In connection with this acquisition, we also acquired a small private high school with approximately 30 students affiliated with Tongwen Gaokao School. These strategic acquisitions are expected to allow us to extend our New Oriental brand to the large non-English test preparation market; moderate the seasonality of our businesses as the gaokao re-takers training market is largely counter-seasonal to our other core businesses; offer opportunities for consolidation in the highly-fragmented gaokao training market; and provide synergies with our “New Oriental U-Can” training program which targets middle and high school Chinese students ages 13 to 18 who are preparing for the gaokao.

B. Business Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. We provide educational services under our “New Oriental” brand, which we believe is the leading consumer brand in China’s private education sector, as evidenced by awards we received from many national print and online media sources in China, including the “Most Influential Education Brand in 2005” given by Southern China Metropolitan Daily, a newspaper with nationwide circulation; the “Top Ten Largest Private Educational Organizations in China in 2006” given by a group of over 40 major media outlets in China; the “Award for Outstanding Achievement in China’s Education and Training Industry in 2007” given by two non-profit educational organizations; the “Top 10 Education Brands During 30 Years of Reform and Opening-up” in 2008 given by three educational media outlets; the “2009 Award for Distinguished Contributions to China’s Education” given by three websites in China; and the “Top 10 Most Influential Educational Groups in China” given by a group of major media outlets.

Since our inception in 1993, we have had approximately 9.11 million cumulative student enrollments. In the fiscal year ended May 31, 2010, we had approximately 1,807,000 student enrollments, including approximately 1,038,000 student enrollments in our language training programs and approximately 769,000 student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$201.0 million for the fiscal year ended May 31, 2008 to US$386.3 million for the fiscal year ended May 31, 2010, representing a compound annual growth rate, or CAGR, of 38.6%. Net revenues from our language training and test preparation courses accounted for 87.6%, 87.4% and 87.3%, respectively, of our total net revenues in the fiscal years ended May 31, 2008, 2009 and 2010. Net income attributable to New Oriental Education & Technology Group Inc. increased from US$49.0 million in the fiscal year ended May 31, 2008 to US$77.8 million in the fiscal year ended May 31, 2010, representing a CAGR of 26.0%.

Our Network

We deliver our educational programs, services and products to students through an extensive physical network of 48 schools, 319 learning centers and 25 bookstores operated by us, over 5,000 third-party bookstores and approximately 8,100 teachers in 40 cities as of May 31, 2010, as well as through our virtual online network, which has approximately 6 million registered users. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We will continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for our Yangzhou school and part of the premises for our headquarters in Beijing and our schools in Xi’an and Tianjin. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2010.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	6	53	1
Shanghai	1	41	1
Guangzhou	1	13	1
Wuhan	1	19	1
Yangzhou	1	—	—
Tianjin	1	10	1
Xi’an	1	10	1
Nanjing	2	9	1
Shenyang	1	10	1
Chongqing	1	9	1
Chengdu	1	9	1
Shenzhen	1	7	—
Xiangfan	1	3	1
Taiyuan	1	7	1
Haerbin	1	9	1
Changsha	1	9	1
Jinan	1	12	1
Zhengzhou	1	8	1
Hangzhou	1	6	1
Changchun	3	10	1

City	Number of schools	Number of learning centers	Number of bookstores
Shijiazhuang	1	2	1
Suzhou	1	8	—
Zhuzhou	1	2	—
Anshan	1	3	—
Hefei	1	7	1
Kunming	1	8	1
Wuxi	1	2	—
Foshan	1	2	—
Fuzhou	1	6	1
Yichang	1	1	—
Nanchang	1	7	1
Jingzhou	1	1	—
Dalian	1	3	1
Lanzhou	1	4	1
Huangshi	1	1	—
Ningbo	1	3	—
Xiamen	1	2	—
Qingdao	1	1	—
Nanning	1	1	—
Xuzhou	1	1	—

Total	48	319	25

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products intended to address the needs of our students. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou, a full-time secondary school in Beijing and a school that provides post-secondary education, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We currently have a full-time staff of approximately 200 people involved in our centralized curriculum development process. We update and expand our course offerings frequently in response to evolving market needs. Our program, service and product offerings are generally divided into six areas: language training; test preparation; primary and secondary schools and kindergartens; educational content, software and other technology development and distribution; online education; and other services and products.

Language Training Courses

Our language training courses primarily consist of various types of English language training courses. We also provide training courses for other foreign languages, including German, Japanese, French, Korean and Spanish. In our fiscal year ended May 31, 2010, we had approximately 1,038,000 student enrollments in our language training courses, of which over 95% were in our English language training courses. Our interactive courses focus not only on reading and writing, but also on teaching and improving critical listening and speaking skills.

We recognize that students progress at different rates when learning foreign languages, and our large number of students allows us to offer suitable courses at many different levels of proficiency. While we offer English to students of all age groups and with various motivations for learning English, we generally categorize our English language training courses into the following areas: (i) English for adults; (ii) English for children, including our “Pop Kids” English program; (iii) English for middle school and high schools students; and (iv) “Elite English” for high-income adults and children of high-income families.

English for Adults. Historically, this has been the primary component of our English language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency.

Our English for adults program offers courses designed to teach and improve college and other adult students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for 6 to 12 weeks with classroom instruction one to four times per week for two to five hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of our English for adults courses typically range from 1 to approximately 150 students per class.

In our fiscal year ended May 31, 2010, we had approximately 278,000 student enrollments in our English for adults courses and approximately 23%, 16% and 6% of the total enrollments were for courses taught in Beijing, Shanghai and Wuhan, respectively. Course fees for our English for adults courses range from approximately RMB200 to approximately RMB3,000 per course.

English for Children. We established our English for children program in 2002 for children in kindergarten through grade six and it has achieved rapid growth. We designed our English for children program based upon the following principles: (i) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula and the skills and abilities of the individual child and adapting to his or her particular needs; (ii) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (iii) we help children develop a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2004, we established our “Pop Kids” English learning centers at which we attempt to immerse young kids in a fun and interactive English-speaking environment dedicated solely to children.

Our English for children classes are typically divided into classes of 1 to approximately 25 students per class. Students attend class one to two times per week for 1.5 to 2 hours per class. We test our students to measure their progress and make sure they are progressing as needed to advance to the next book and class level without jeopardizing the fundamentals that will allow them to excel in the future.

To enhance our Pop Kids English program, we cooperate with the Sino-British Academic Exchange Center for Education Measurement (SBC), Cambridge ESOL’s sole representative in China, for the administration of the Cambridge Young Learners English exam (YLE) to our students in the Pop Kids English program. Cambridge ESOL is a not-for-profit department of the University of Cambridge focusing on examinations for the English language. We currently are administering the YLE exam for our POP Kids English students in 22 cities.

In our fiscal year ended May 31, 2010, we had approximately 434,000 student enrollments in our English for children program, and approximately 13%, 9% and 8% of the enrollments took place in Wuhan, Shanghai and Beijing, respectively. Course fees for our English for children courses range from approximately RMB100 to approximately RMB1,000 per course.

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

Our typical English courses for middle school and high school students last for 8 to 16 weeks with classroom instruction one to four times per week for 1.5 to 5 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of these courses typically range from 1 to approximately 300 students per class.

In our fiscal year ended May 31, 2010, we had approximately 244,000 student enrollments in our English language training courses for middle school and high school students, and approximately 17%, 5%, and 5% of the enrollments took place in Beijing, Shanghai and Wuhan, respectively. Course fees for our English training courses for middle school and high school students range from approximately RMB200 to approximately RMB2,000 per course.

“Elite English” for High-Income Adults and Children of High-Income Families. With the rapid economic growth of China in the past three decades and increased sophistication and frequency of international business transactions, there is a growing demand for high-end, personalized, advanced English language training for high-income working professionals and other adults in large, economically prosperous cities. China’s economic growth has led to increased disposable income for Chinese families, and the “single child” policy and the potential rewards of English proficiency have prompted Chinese families to spend a high percentage of their disposable income investing in their children’s English language education. We started our “Elite English” programs for high-income adults and children of high income families in 2003 in response to the market demand from high-income students and parents for such personalized instruction.

While we have a standardized curriculum for our “Elite English” program, our trained teachers work closely with a small group of students to evaluate and customize the curriculum based on the progress and demands of the students. Our “Elite English” program is divided into classes of one to ten students per class.

In our fiscal year ended May 31, 2010, we had approximately 8,000 students in our “Elite English” program at our “Elite English” centers in Beijing, Shanghai, Guangzhou, Nanjing, Shenzhen, Hangzhou, Jinan, Ningbo, Chongqing, Chengdu and Changsha. The schedules of our “Elite English” classes are more flexible in order to accommodate students’ schedules and are provided in up-scale locations and environments. We plan to continue growing this business. Enrollment fees for our “Elite English” program generally range from RMB12,000 to RMB18,000 per year.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2010, we had approximately 769,000 student enrollments in our test preparation courses, of which approximately 256,000 were in overseas test preparation courses, 389,000 were in PRC test preparation courses and 124,000 were in test preparation courses for middle and high school Chinese students.

We offer test preparation courses for the following major overseas exams: TOEFL, TSE, SAT, ACT, IELTS, GRE, GMAT, LSAT, BEC and TOEIC. In addition, we offer test preparation classes for the following major PRC admissions tests: CET 4, CET 6, National Tests for Entrance into Master’s Degree Programs, Professional Title English Test and PETS. In November 2006, we established our Beijing New Oriental North Star Training School to expand into the professional certification preparation field, which includes preparation for the PRC bar, the PRC certified public accountant and civil service exams. In November 2007, Educational Testing Service, the creator of TOEFL, and New Oriental reached an agreement making New Oriental’s language schools the only language schools in China authorized by the Educational Testing Service to sell the TOEFL Practice Online, or the TPO, in their training classes. As part of the agreement, New Oriental has an exclusive right to provide the TPO as a component of its language training or test preparation courses and may also sell the TPO to the general public through its bookstores. Educational Testing Service will continue to sell the TPO on its own website and through its subsidiaries or other third-party resellers.

In March 2008, we launched our “New Oriental U-Can” training program, which targets middle and high school Chinese students from ages 13 to 18 who are preparing for the college entrance examination in China, known as the gaokao. The gaokao is required for admission to bachelor degree programs and most associate degree programs at Chinese colleges and universities. To complement New Oriental U-Can, we also entered the gaokao re-takers market with our acquisition of Mingshitang School, a Beijing-based private school that specializes in tutoring students who seek to retake the gaokao, in June 2008 and our acquisition of Tongwen Gaokao School, a Changchun-based private school providing similar types of services, in September 2008. In February 2009, we launched a customized learning program for students from ages 6 to 18, offering small class size tutoring ranging from one to five students per class, in all subjects required for the gaokao and the high school entrance examinations, respectively. In our fiscal year ended May 31, 2010, we had over 120,000 student enrollments in New Oriental U-Can, including the customized small-class program. With this two-pronged strategy of offering affordable larger classes and higher priced individualized small classes for school aged children, we aim to capture more market share in the large after-school training market in China.

In our fiscal year ended May 31, 2010, approximately 41% and 17% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 24% of the total student enrollments in our PRC test preparation courses took place in Beijing, while no other city accounted for over 10% of the total student enrollments in our PRC test preparation courses.

Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized small class program discussed above, our experienced teachers generally teach in large classes ranging from 50 to 500 students. Our students enroll in a 20- to 160-hour program with classes meeting one to four times per week for approximately 2.5 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB150 to RMB25,000 per course.

Primary and Secondary Schools

New Oriental China established the first full-time private primary and secondary school in Yangzhou in 2002. This is a private boarding school for students in grades 1 to 12 seeking a full curriculum taught in both Chinese and English, with a strong emphasis on English language training. We target parents who desire to provide their children with a global vision and an understanding and appreciation of both traditional Chinese culture and the modern world, a competitive advantage in academics and social development and English language proficiency. Our goal is to develop the Yangzhou school, and other new schools to be established in the future, into elite schools whose students consistently gain acceptance into the top universities in China and around the world.

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. In our fiscal year ended May 31, 2010, we had over 3,500 students at the Yangzhou school, approximately 68% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 280 teachers and 320 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2010, the school accepted 1,156 students out of over approximately 1,800 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2010, tuition at the Yangzhou school ranged from RMB5,000 to RMB10,000 per year.

In July 2006, we established an international high school project within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high schools aim to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. Over 90% of the students of class of 2010 of the international high school within our Yangzhou school were admitted by the top 100 universities in the United States. In our fiscal year ended May 31, 2010, tuition at our international schools range from RMB60,000 to RMB90,000 per year.

Educational Content, Software and Other Technology Development and Distribution

We develop and edit content of educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals, as well as “self-help,” “know-how” and “inspirational” books for our students and other readers. We distribute these materials through various distribution channels, consisting of our own classrooms and bookstores as well as third-party distributors, including over 5,000 bookstores in China. In our fiscal year ended May 31, 2010, we developed and edited over 200 titles and distributed approximately 9 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and a large number of titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with Pearson Education, The McGraw-Hill Companies, Cambridge University Press, Barron’s, Wiley, DynEd International Inc., or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com. As of May 31, 2010, approximately 6 million users had registered accounts with us, giving them access to free informational content on our website. In our fiscal year ended May 31, 2010, we had approximately 301,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses. Course fees for our online courses range from RMB10 to RMB5,000 per course.

We currently offer approximately 1,200 online courses including language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. Our typical online courses last for 30 hours and each session normally lasts 15 minutes or less. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded lectures. Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

Partially through our Koolearn.com website, we also offer enterprise clients customized training services. By working closely with enterprise clients, we gain a good understanding of the clients’ specific training needs and design training solutions to meet those needs. We also have the capability to develop customized e-learning management systems for enterprise clients.

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

Pre-school Education. In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing, which currently has 110 students and has a capacity of enrolling up to 160 students. In April 2009, we opened another kindergarten in Nanjing. As of May 31, 2010, our two kindergartens had a total of 424 students.

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

We employ the following marketing methods to attract new and returning students:

Speeches and Seminars. Our management, most of whom are experienced teachers and were among our earliest teachers, and our top teachers frequently give speeches at colleges, universities, high schools and middle schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops. Our speeches include direct program promotion speeches during which we directly explain the merits and advantages of our programs or general English learning methods, as well as inspirational speeches designed to motivate students to reach their full potential and strive for success. In the fiscal year ended May 31, 2010, our management and teachers gave a total of over 11,000 speeches and seminars in China.

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

Cross-Selling. As we gain footholds in many different markets, we use our programs in one market as an opportunity to advertise our programs in other markets. With a variety of programs aimed at different age groups, our goal is to create a brand name that permeates every stage of our potential students’ educational, career and life progression, from English for children to English for adults to test preparation to “Elite English” to continuing professional education, and to encourage our students to introduce their children to the same system and courses. Outside of our organization, we have established cross-promotional relationships with a number of companies to promote our programs, services and products and awareness of our brand.

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

The increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc., may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of our international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required.

REGULATION

The PRC government regulates the education services industry. This section summarizes the principal PRC regulations relating to our businesses.

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or the MOE, the General Administration of Press and Publication, or GAPP, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs and their respective authorized local counterparts.

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

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government should formulate plans for the development of education and establish and operate schools and other institutions of education, and that in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution. Each of our schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the Ministry of Civil Affairs.

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

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected, and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

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

Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020)

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. However, this outline is still new and no further law or regulation has been promulgated to implement it. If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises; if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its subsidiaries may be subject to more stringent scrutiny and the education authorities may not allow our schools to pay us services fees under the contractual arrangements as they currently do. As a result, the implementation of this reform may adversely affect our results of operations.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE in 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may set down administrative license. On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained.

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

On April 13, 2005, the State Council announced a policy on private investments in China that relate to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes the Ministry of Culture and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, the Ministry of Culture, together with other central government authorities, issued a regulation that prohibits private and foreign investors from engaging in the publishing business. Our subsidiaries and affiliated entities are not permitted to engage in the publishing business under this regulation. Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of New Oriental China, has been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content.

Subsequent to the implementation of the Publication Regulations, GAPP issued the Administrative Regulations on Publications Market, which became effective on September 1, 2003 and which were amended on June 16, 2004. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general distribution, whole sale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from GAPP and may conduct general distribution of the publications in the PRC; an entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of GAPP and may not engage in general distribution in the PRC; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of GAPP at the county level and may not conduct general distribution or wholesaling of publications in the PRC.

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products shall secure a Permit for Operating Audio-Video Products from the relevant culture authorities.

The subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications have obtained the relevant Permits for Operating Publications and the relevant Permits for Operating Audio-Video Products. During the term of the above-mentioned permits or licenses, GAPP or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits or licenses. If the subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.

Regulations on Online Publications

GAPP and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

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

Regulations on Consulting Services for Overseas Studies or Other Overseas Visits for Private Matters

The Ministry of Public Security and SAIC jointly issued the Administrative Measures on Intermediate Activities relating to Entry and Exit for Private Purpose on June 6, 2001, which requires that any entity engaged in intermediate and consulting services for Chinese citizens going abroad to visit families, relatives or friends, to reside abroad, to inherit properties, or to conduct other non-business matters other than studying, working or touring, shall obtain a license granted by the relevant provincial authority on public security. With respect to intermediate and consulting business activities relating to self-funded overseas studying, the MOE, the Ministry of Public Security and SAIC jointly issued the Administrative Regulations on Intermediate Services for Overseas Studies with Private Funds and their Implementing Rules in 1999, which require that any intermediate service organization engaged in such services procure from the MOE the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies.

Beijing New Oriental Vision Overseas Consulting Co., Ltd., a subsidiary of New Oriental China engaging in overseas studies consulting and other consulting services, has obtained the relevant licenses from the MOE and the Beijing Municipal Public Security Bureau.

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

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP provider engaged in providing online bulletin board services, or BBS, is subject to a filing process with the relevant telecommunications industry authorities. Xuncheng Network has obtained the ICP license and is in the process of completing such filing.

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

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SARFT promulgated the Notice on Several Issues regarding the License for Disseminating Audio-Video Programs through Information Network. The Notice restates the necessity of applying for such license and sets forth the legal liabilities for those providing Internet audio-video program services without the license. Xuncheng Network, a subsidiary of New Oriental China engaging in online education services, obtained the License for Disseminating Audio-Video Programs through Information Network from SARFT on January 15, 2010.

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

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental,” “Pop Kids” and “Elite English,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. Our trademarks “ ” and “New Oriental” were recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province.

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

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Domestic enterprises (including foreign-invested enterprises) may retain foreign exchange derived from current account items, but unless otherwise approved, they must convert all of their foreign currency receipts derived from capital account items into RMB.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the M&A Rule, to more effectively regulate foreign investment in PRC domestic enterprises. The M&A Rule, as amended on June 22, 2009, provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rule also contains a provision requiring offshore special purpose vehicles, or SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The M&A Rule became effective on September 8, 2006 without retroactive effect. Based on the advice of Tian Yuan Law Firm, our PRC counsel, we do not believe that the CSRC approval was required for our listing on the NYSE because trading of our ADSs commenced prior to the effective date of the M&A Rule.

Regulations on Taxation

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been subject to an enterprise income tax rate lower than 25% prior to March 16, 2007 may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that had been entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations. The State Council promulgated the implementation rules of the EIT Law in December 2007 and the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation promulgated other supplemental rules in April 2008 and July 2008, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. According to these rules, all enterprises which have been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such rules before they can continue to be entitled to the preferential tax treatments. Any enterprises to be granted with “high and new technology enterprises” status shall meet certain requirements, including but not limited to the following: (1) in the latest three years, the enterprise itself owns intellectual rights of the core technology of its product or service; (2) the enterprise’s product or service falls into the ambit of “high-tech fields heavily supported by the government”; (3) technicians with a bachelor’s degree account for more than 30% of all the staffs, and the research and development personnel account for more than 10% of all the staffs; (4) in the latest three financial years, the research and development expenses account for 3%-6% or more of the latest sales revenue and the research and development expenses incurred within China shall not be less than 60% of the total research and development expenses; and (5) the revenue derived from the high-tech product or service accounts for more 60% of the total revenue. To apply for the “high and new technology enterprises” status, an enterprise shall file its corporate certificates and supporting documents evidencing the requirements to the relevant government authority. The government authority will examine the filed certificates and documents to determine whether the enterprise meets the “high and new technology enterprises” requirements. If the decision is positive, the authority will make a public announcement and grant the enterprise with a “high and new technology enterprises” certificate with a valid term of three years. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

On April 21, 2010, the State Administration of Taxation issued the Circular Regarding Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. According to Circular 157, if an enterprise is qualified as a “high and new technology enterprise” and is also in a tax holiday period, including “2-year exemption plus 3-year half rate,” “5-year exemption plus 5-year half rate” and other tax exemptions and reductions, then it would be entitled to pay tax, at its own election, at the lower of 15% or 50% of the specific tax rate set for the transitional period of preferential tax treatment (i.e., 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012), but it is not allowed to pay tax at 50% of the 15% tax rate, i.e., 7.5%. Nonetheless, we have consulted with the relevant local tax district, which confirmed to us that Circular 157 is not applicable to entities that qualify for “3-year exemption plus 3-year half rate” tax holiday as “high and new technology enterprises” and are registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, and that such entities will continue to pay tax at the rate of 7.5%. In light of the position taken by the relevant local tax authority, and given the fact that our subsidiaries that are enjoying “3-year exemption plus 3-year half rate” as “high and new technology enterprises” are registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, we do not believe that Circular 157 has any effect on our current tax position. However, if the State Administration of Taxation took a position contrary to the position of the relevant local tax authority in its subsequent interpretation or implementation of Circular 157, the current preferential tax rate of 7.5% enjoyed by some of our subsidiaries would be increased or revoked, which would negatively affect our results of operations.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

Our management is currently based in China and is expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. Accordingly, If we are deemed to be a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

The EIT Law provides that a maximum income tax rate of 20% may apply to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we are required under the EIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

According to the Double Taxation Arrangement (Hong Kong), which became effective on January 1, 2007, The Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008, and The Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective on October 27, 2009, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Our wholly owned Hong Kong Subsidiaries, Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, own 100% of our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries through our Hong Kong wholly owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

C. Organizational Structure

Substantially all of our operations are conducted in China through our contractual arrangements with our consolidated affiliated entity, New Oriental China, and its subsidiaries, as well as through our six wholly owned subsidiaries in China:

•

Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, which primarily engages in the educational software development business and sub-licenses our trademarks to New Oriental China and its subsidiaries;

•	Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, which primarily engages in the business of providing educational technology services and educational management services;

•	Beijing Judgment Education & Consulting Co., Ltd., or Beijing Judgment, a company that directly holds the real estate properties on which certain of our schools are located;

•	Beijing Pioneer Technology Company Limited, or Beijing Pioneer, which primarily engages in the educational software development business;

•	Beijing Boost Caring Education & Consulting Co., Ltd., or Beijing Boost Caring, which primarily engages in the business of providing educational technology services and consulting services; and

•	Beijing New Oriental Stars Education & Consulting Company Limited.

The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of May 31, 2010:

New Oriental Education & Technology Group Inc. (Cayman Islands)
100%
Smart Shine International Limited (Hong Kong)
Winner Park Limited (Hong Kong)
Elite Concept Holdings Limited (Hong Kong)
Beijing Pioneer Technology Company Limited (PRC)
Beijing Judgment Education & Consulting Company Limited (PRC)
Beijing Hewstone Technology Company Limited (PRC)
Beijing Decision Education & Consulting Company Limited (PRC)
Shareholders of New Oriental China
Beijing Boost Caring Education & Consulting Company Limited (PRC)
Beijing New Oriental Stars Education & Consulting Company Limited (PRC)
Beijing New Oriental Education & Technology (Group) Co., Ltd. ("New Oriental China") (PRC)
2 Kindergartens (PRC)
46 Schools in China** (PRC)
Other Subsidiaries* (PRC)

Equity Interest

Contractual arrangements consisting of trademark license agreements, teaching support agreements, new enrollment system development and service agreements and website development and use agreements. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Contractual arrangements consisting of an equity pledge agreement or an exclusive options agreement. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

* Consisting of various PRC subsidiaries operating our educational content, software and other technology development and distributions business, online education business and overseas studies consulting business in China.

** Except for the Mingshitang School, of which we owned 60%.

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

New Oriental China’s subsidiaries hold the requisite licenses and permits necessary to conduct our education business and operate our schools, learning centers, bookstores as well as online education business in China. We have been and are expected to continue to be dependent on New Oriental China and its subsidiaries to operate our education business until we qualify for direct ownership of an education business in China under PRC laws and regulations and acquire New Oriental China and its subsidiaries as our direct, wholly owned subsidiaries. We have entered into contractual arrangements with New Oriental China and its subsidiaries and shareholders, which enable us to:

•	exercise effective control over New Oriental China and its subsidiaries;

•	receive a substantial portion of the economic benefits from New Oriental China and its subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in New Oriental China, in each case when and to the extent permitted by PRC law.

D. Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we own approximately 14,000 square meters of office and classroom space. In addition, we lease or own an aggregate of approximately 695,000 square meters of space for our schools, learning centers and bookstores in various cities in China. We lease all of our facilities except for our Yangzhou school and part of the premises for our headquarters in Beijing and our schools in Xi’an and Tianjin.

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

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among us, our wholly owned subsidiaries in China, and our consolidated affiliated entities in China, which consist of New Oriental China and its wholly owned subsidiaries. New Oriental China’s subsidiaries hold the licenses and permits necessary to conduct our educational services business in China and directly operate our schools, learning centers and bookstores, develop and distribute educational content, software and other technologies, and operate our online education business. We intend to own and operate schools and learning centers when PRC law permits us to do so.

Net Revenues. In the fiscal years ended May 31, 2008, 2009 and 2010, we generated total net revenues of US$201.0 million, US$292.6 million and US$386.3 million,, respectively. Our revenues are net of PRC business taxes and related surcharges, as well as scholarships and refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 91.5%, 91.1% and 91.3% of our total net revenues in the fiscal years ended May 31, 2008, 2009 and 2010, respectively; and

•	books and others, which accounted for 8.5%, 8.9% and 8.7% of our total net revenues in the fiscal years ended May 31, 2008, 2009 and 2010, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education, online education and post-secondary education. Revenues from language training courses and test preparation courses accounted for 87.6%, 87.4% and 87.3%, respectively, of our total net revenues in the fiscal years ended May 31, 2008, 2009 and 2010.

We recognize revenues from course fees collected for enrollment in our language training and test preparation courses and post-secondary educational programs proportionally as we deliver the instruction over the period of the course. Course fees are generally paid in advance by students and are initially recorded as deferred revenues. Students are entitled to a one-week course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the one-week trial period that they no longer want to take the course. After the one-week trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary schools ratably over the corresponding academic year. We sell pre-paid online education cards primarily to distributors, who in turn sell them to students. We recognize revenues from sales of pre-paid cards in proportion to the actual time that students spend on our online courses. Course fees and school fees collected and amounts received from sales of pre-paid cards are recorded as deferred revenues until they can be recognized as revenues upon their use or expiration. Upon expiration of a prepaid card, which is six months to one year from the date of the sale of the card, we recognize the remaining amount of deferred revenues as revenues.

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training and overseas admissions and assessment test preparation, the quality of our instruction and the variety of our programs, services and products. For the past several years, our revenue growth has been driven primarily by increased enrollments in our English language training courses and test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. To further penetrate the English language training markets for children and high-income individuals, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes for children and adults, such as “Pop Kids” English classes for students in kindergarten through grade six with 10 to 25 students per class and higher-end personalized “Elite English” classes for high-income adults and children with 1 to 10 students per class. Meanwhile, we have also expanded the scope of our test preparation course offerings to cover non-English subjects, including through our New Oriental U-Can all subjects training program for middle and high school students, and plan to further expand our course offerings in the future to capture a larger share of the huge after-school training market in China.

Our courses generally have the largest student enrollments in our first fiscal quarter from June 1 to August 31 each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter from December 1 to February 28 each year, primarily because many students enroll in our language training and other courses during the winter school holidays. We expect this seasonality in enrollment pattern to continue, especially for most of our language training courses for college and middle school students and test preparation courses.

Although similar courses have comparable rates, course fees vary among our numerous courses. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar programs. Our test preparation courses are generally delivered in class settings ranging from 1 student to 500 students per class and our English language training courses are delivered in class settings generally ranging from 1 student to 300 students per class. We typically adjust course fees or school fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. We expect to continue to derive a substantial majority of our revenues from educational programs and services.

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

Operating Costs and Expenses. Our operating costs and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended May 31,
(in thousands except percentages)	2008		2009		2010
	US$	%	US$	%	US$	%
Net revenues	201,003	100	292,567	100	386,307	100
Operating costs and expenses:
Cost of revenues	(77,219)	(38.4)	(112,011)	(38.3)	(147,261)	(38.1)
Selling and marketing	(25,617)	(12.7)	(38,947)	(13.3)	(58,396)	(15.1)
General and administrative	(52,832)	(26.3)	(80,689)	(27.6)	(103,336)	(26.8)

Total operating costs and expenses	(155,668)	(77.4)	(231,647)	(79.2)	(308,993)	(80.0)

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

General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, compensation and benefits of full-time teachers excluding teaching fees and performance-linked bonuses and, to a lesser extent, costs to develop curriculum, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of maintaining and enhancing our internal controls.

Share-based Compensation Expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended May 31,
(in thousands except percentages)	2008		2009		2010
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
Cost of revenues	707	8.1	316	1.9	657	4.1
Selling and marketing	226	2.6	225	1.3	117	0.7
General and administrative	7,809	89.3	16,209	96.8	15,409	95.2

In January 2006, we adopted the 2006 Share Incentive Plan, under which we are authorized to, starting from 2006, issue up to 8,000,000 common shares pursuant to awards (including options) granted under the plan to our employees, directors and consultants in 2006, as well as additional shares in future periods. In fiscal years 2006 and 2007, we granted options to purchase a total of 12,766,000 common shares. Of those options, options to purchase 1,234,808 commons shares had been forfeited as of May 31, 2010. We have not granted any options since the end of our fiscal year 2007. We also granted 2,872,000, 487,248 and 873,048 non-vested equity shares in fiscal years 2008, 2009 and 2010, respectively, of which 2,022,400 shares had been forfeited as of May 31, 2010. We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

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

Other than our primary and secondary schools, our subsidiaries and affiliated entities in China are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges, and a value-added tax at varying rates ranging from 4% to 17% on gross revenues from sales of books, educational software and other products. With regard to income tax, according to the Implementation Rules for The Law for Promoting Private Education (2004), private schools that do not require reasonable returns are entitled to the same preferential tax treatment as public schools, while preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no separate regulations or policies have been promulgated by the relevant authorities in this regard. As a result, preferential tax treatments for our schools vary among different cities. In some cities, our schools are subject to a standard enterprise income tax rate of 25% (which was 33% prior to January 1, 2008), while in other cities, our schools are subject to a 2% to 3% tax on gross receipts in lieu of the standard enterprise income tax or are exempted from the enterprise income tax. Among our schools in the four major cities from which we derived a majority of our revenues in each of the past three fiscal years ended May 31, 2008, 2009 and 2010, our school in Wuhan has been subject to the standard enterprise income tax, and our school in Shanghai has been subject to standard enterprise income tax rate since the beginning of 2007. New Oriental China’s subsidiaries other than schools are either subject to the standard enterprise income tax rate, which was 33% through the end of 2007 and has been 25% since the beginning of 2008, or subject to various preferential income tax rates approved by local tax authorities.

Under PRC laws and regulations in effect before January 1, 2008, three wholly owned subsidiaries of our company in China, Beijing Judgment, Beijing Hewstone and Beijing Decision, were certified “high and new technology enterprises” located in a high-tech zone in Beijing as their primary sources of revenues were educational software development and educational technology development and implementation. However, the implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008, respectively, have provided new criteria for such “high and new technology enterprises” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments. In December 2008, two of our wholly owned subsidiaries in China, Beijing Hewstone and Beijing Decision, were recertified as “high and new technology enterprise” in Beijing. The enterprise income tax rate from 2008 to 2010 for those two subsidiaries, which has been set by the local tax authorities of Zhongguancun High and New Technology Industrial Zones of Beijing, is more favorable than the ones mandated by the national tax authorities. As a result, both of them are entitled to a 7.5% enterprise income tax rate from 2008 to 2010, followed by a 15% tax rate as long as they continue to qualify as a “high and new technology enterprise.”

The deferred tax balance of Beijing Decision and Beijing Hewstone is calculated at a rate of 7.5%, as we expect Beijing Decision and Beijing Hewstone to continue to be qualified as “high and new technology enterprise” after 2010, and the temporary differences are expected to be reversed prior to the expiration of the “3-year half rate” tax holiday ending December 31, 2010. The other wholly owned subsidiary of our company, Beijing Judgment, did not seek recertification and consequently are subject to the standard enterprise income tax rate of 25% from 2008.

Preferential tax treatments granted to our schools by local governmental authorities are subject to review and may be adjusted or revoked at any time. In addition, if the government regulations or authorities were to phase out preferential tax benefits currently granted to “high and new technology enterprises,” New Oriental China and our wholly owned subsidiaries in China would be subject to the 25% uniform statutory tax rate. The discontinuation of any preferential tax treatments currently available to our schools, especially those schools in major cities, and to New Oriental China and our wholly owned subsidiaries, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

For additional information on PRC regulations on taxation, see “Item 4. Information on the Company—B. Business Overview—Education—Regulations on Taxation.”

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

	For the Year Ended May 31,
(in thousands of US$)	2008	2009	2010
Net revenues:
Educational programs and services	183,917	266,389	352,857
Books and others	17,086	26,178	33,450
Total net revenues	201,003	292,567	386,307
Operating costs and expenses (1):
Cost of revenues	(77,219)	(112,011)	(147,261)
Selling and marketing	(25,617)	(38,947)	(58,396)
General and administrative	(52,832)	(80,689)	(103,336)

Total operating costs and expenses	(155,668)	(231,647)	(308,993)

Operating income	45,335	60,920	77,314
Other income (expense), net	7,149	7,189	6,222
Provision for income tax	(3,644)	(7,256)	(5,974)
Less: Net income attributable to the noncontrolling interests (2)	173	163	227

Net income attributable to New Oriental Education & Technology Group Inc.	49,013	61,016	77,789

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2008	2009	2010
Cost of revenues	707	316	657
Selling and marketing	226	225	117
General and administrative	7,809	16,209	15,409

(2)	Amounts in relation to noncontrolling interests, formerly named minority interest, for the years ended May 31, 2008 and 2009 are reclassified in accordance with authoritative guidance regarding the noncontrolling interests, which we adopted on June 1, 2009.

Fiscal Year Ended May 31, 2010 Compared to Fiscal Year Ended May 31, 2009

Net Revenues. Our total net revenues increased by 32.0% from US$292.6 million for the fiscal year ended May 31, 2009 to US$386.3 million for the fiscal year ended May 31, 2010. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 32.5% from US$266.4 million for the fiscal year ended May 31, 2009 to US$352.9 million for the fiscal year ended May 31, 2010. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$255.8 million in the fiscal year ended May 31, 2009 to US$337.2 million in the fiscal year ended May 31, 2010 and, to a lesser extent, the increase in average revenues per student in the fiscal year ended May 31, 2010 as more students took smaller-size classes with higher course fees. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 1,519,000 in the fiscal year ended May 31, 2009 to approximately 1,807,000 in the fiscal year ended May 31, 2010, and in particular, the increased number of student enrollments in our language training courses for children, test preparation courses for middle and high school students and overseas test preparation courses.

•

Books and Others. Net revenues from sales of books and other educational materials and services increased by 27.9% from US$26.2 million in the fiscal year ended May 31, 2009 to US$33.5 million in the fiscal year ended May 31, 2010, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2010, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 33.4% from US$231.6 million in the fiscal year ended May 31, 2009 to US$309.0 million in the fiscal year ended May 31, 2010. This increase resulted from increases in all of our operating cost and expense line items.

•

Cost of Revenues. Our cost of revenues increased by 31.5% from US$112.0 million in the fiscal year ended May 31, 2009 to US$147.3 million in the fiscal year ended May 31, 2010. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired over 2,900 new teachers during the fiscal year ended May 31, 2010, as compared to the over 1,900 new teachers hired during the fiscal year ended May 31, 2009, and an increase in our rental payments as we had leased facilities for 48 schools and 319 learning centers as of May 31, 2010, as compared to 48 schools and 222 learning centers as of May 31, 2009.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 50.1% from US$38.9 million in the fiscal year ended May 31, 2009 to US$58.4 million in the fiscal year ended May 31, 2010. This increase was primarily due to the addition of approximately 2,600 new sales and marketing employees and increased marketing and promotional expenses in connection with opening new learning centers during the fiscal year ended May 31, 2010.

•

General and Administrative Expenses. Our general and administrative expenses increased by 28.0% from US$80.7 million in the fiscal year ended May 31, 2009 to US$103.3 million in the fiscal year ended May 31, 2010. This increase was primarily due to an increase of $15.1 million in human resources related expenses, primarily as a result of the addition of approximately 2,480 new employees in our management departments during the fiscal year ended May 31, 2010.

Other Income, Net. Our other income, which consists primarily of interest income, decreased by 13.5% from US$7.2 million in the fiscal year ended May 31, 2009 to US$6.2 million in the fiscal year ended May 31, 2010.

Provision for Income Tax. Our income tax expense decreased by 17.7% from US$7.3 million in the fiscal year ended May 31, 2009 to US$6.0 million in the fiscal year ended May 31, 2010. Our effective tax rate was 7.15% for the fiscal year ended May 31, 2010, compared to 10.65% for the fiscal year ended May 31, 2009. The decrease in effective tax rate was primarily due to an increase in the proportion of our profits contributed by the PRC subsidiaries with preferential tax rate.

Net Income Attributable to New Oriental Education & Technology Group Inc. As a result of the foregoing, net income attributable to New Oriental Education & Technology Group Inc. increased by 27.5% from US$61.0 million for the fiscal year ended May 31, 2009 to US$77.8 million for the fiscal year ended May 31, 2010.

Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008

Net Revenues. Our total net revenues increased by 45.6% from US$201.0 million for the fiscal year ended May 31, 2008 to US$292.6 million for the fiscal year ended May 31, 2009. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 44.8% from US$183.9 million for the fiscal year ended May 31, 2008 to US$266.4 million for the fiscal year ended May 31, 2009. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$176.1 million in the fiscal year ended May 31, 2008 to US$255.8 million in the fiscal year ended May 31, 2009 and, to a lesser extent, the increase in average revenues per student in the fiscal year ended May 31, 2009 as more students took smaller-size classes with higher course fees. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 1,272,000 in the fiscal year ended May 31, 2008 to approximately 1,519,000 in the fiscal year ended May 31, 2009, and in particular, the increased number of student enrolments in our language training courses for children and middle school and high school students and overseas test preparation courses.

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

Provision for Income Tax. Our income tax expense increased by 99.1% from US$3.6 million in the fiscal year ended May 31, 2008 to US$7.3 million in the fiscal year ended May 31, 2009. This increase was primarily due to increased taxable income and increased income tax rate for New Oriental China due to the expiry of the preferential tax rate for “high and new technology enterprise” on December 31, 2007.

Net Income Attributable to New Oriental Education & Technology Group Inc. As a result of the foregoing, net income attributable to New Oriental Education & Technology Group Inc increased by 24.5% from US$49.0 million for the fiscal year ended May 31, 2008 to US$61.0 million for the fiscal year ended May 31, 2009.

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

Net revenues from our language training and test preparation courses accounted for 87.6%, 87.4% and 87.3%, respectively, of our total net revenues in the fiscal years ended May 31, 2008, 2009 and 2010. Net revenues from our primary and secondary school education accounted for 3.2%, 2.9% and 2.6%, respectively, of our total net revenues in the fiscal years ended May 31, 2008, 2009 and 2010. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary schools ratably over the corresponding academic year.

Cost of revenues for our language training and test preparation courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for our primary and secondary schools primarily consists of compensation and benefits to school teachers and depreciation and amortization of property and equipment used in the provision of educational services.

Selling and marketing expenses for each of our reportable segments primarily consist of marketing and promotion expenses and other costs related to our selling and marketing activities for the corresponding reportable segment.

General and administrative expenses for our language training and test preparation courses primarily consist of compensation and benefits of administrative staff of our language training and test preparation courses segment, compensation and benefits of full-time teachers excluding teaching fees and performance-linked bonuses, rental and utilities payments relating to office and administrative functions of our language training and test preparation courses segment, depreciation and amortization of property and equipment used in the general and administrative activities of our language training and test preparation courses segment and, to a lesser extent, costs to develop our curriculum. General and administrative expenses for our primary and secondary school education segment primarily consist of compensation and benefits of administrative staff of our primary and secondary schools, depreciation and amortization of property and equipment used in the general and administrative activities of our primary and secondary schools and, to a lesser extent, costs to develop our curriculum.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands US$)	2008	2009	2010
Net revenues of reportable segments:
Language training and test preparation courses	176,065	255,842	337,209
Primary and secondary education	6,369	8,620	9,860

Total net revenues of reportable segments	182,434	264,462	347,069

Total net revenues of our company	201,003	292,567	386,307
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(65,753)	(96,567)	(127,069)
Primary and secondary education	(4,777)	(5,631)	(5,532)
Selling and marketing:
Language training and test preparation courses	(18,209)	(26,870)	(42,985)
Primary and secondary education	(230)	(263)	(211)
General and administrative:
Language training and test preparation courses	(27,686)	(42,500)	(61,992)
Primary and secondary education	(1,908)	(2,774)	(2,720)

Total operating costs and expenses of reportable segments	(118,563)	(174,605)	(240,509)

Total operating costs and expenses of our company	(155,668)	(231,647)	(308,993)

Fiscal Year Ended May 31, 2010 Compared to Fiscal Year Ended May 31, 2009

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 31.8% from US$255.8 million for the fiscal year ended May 31, 2009 to US$337.2 million for the fiscal year ended May 31, 2010, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2010 Compared to Fiscal Year Ended May 31, 2009—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 15.1% from US$8.6 million for the fiscal year ended May 31, 2009 to US$9.9 million for the fiscal year ended May 31, 2010, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 31.6% from US$96.6 million for the fiscal year ended May 31, 2009 to US$127.1 million for the fiscal year ended May 31, 2010, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2010 Compared to Fiscal Year Ended May 31, 2009—Operating Costs and Expenses—Cost of Revenues.”

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education decreased slightly from US$5.6 million for the fiscal year ended May 31, 2009 to US$5.5 million for the fiscal year ended May 31, 2010.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 59.9% from US$26.9 million for the fiscal year ended May 31, 2009 to US$43.0 million for the fiscal year ended May 31, 2010, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2010 Compared to Fiscal Year Ended May 31, 2009—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education decreased by 19.8% from US$263,000 for the fiscal year ended May 31, 2009 to US$211,000 for the fiscal year ended May 31, 2010 primarily due to decreased advertisement expenses.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 45.9% from US$42.5 million for the fiscal year ended May 31, 2009 to US$62.0 million for the fiscal year ended May 31, 2010, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2010 Compared to Fiscal Year Ended May 31, 2009—Operating Costs and Expenses—General and Administrative Expenses.”

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education decreased slightly from US$2.8 million for the fiscal year ended May 31, 2009 to US$2.7 million for the fiscal year ended May 31, 2010.

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

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 46.8% from US$65.8 million for the fiscal year ended May 31, 2008 to US$96.6 million for the fiscal year ended May 31, 2009, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2009 Compared to Fiscal Year Ended May 31, 2008—Operating Costs and Expenses—Cost of Revenues.”

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased by 16.7% from US$4.8 million for the fiscal year ended May 31, 2008 to US$5.6 million for the fiscal year ended May 31, 2009 primarily due to an increase in teaching fees paid to our teachers and the addition of over 30 new teachers.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Business combinations

Business combinations are recorded using the purchase method of accounting. On June 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From June 1, 2009, the assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from June 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to June 1, 2009, contingent consideration was not recorded until the contingency was resolved.

Share-based Compensation

Prior to January 2006, we did not issue any share options to our employees, directors and consultants. In January 2006, we adopted the 2006 Share Incentive Plan, under which we had granted options to purchase a total of 12,766,000 common shares and 4,232,296 non-vested equity shares as of May 31, 2010. We record the compensation cost based on our determination of the grant date fair value of such awards. To determine the grant date fair value of options, we use the Black-Scholes option pricing model. This model requires the use of certain subjective assumptions.

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

Expected Term. As we did not have historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. Of the 3,492,992 options outstanding as of May 31, 2010, 1,750,340 options were granted prior to our initial public offering, representing 50% of the total. We did not believe we had sufficient historical information as at grant date of the options to make a refined estimate of expected term. Therefore, we used the simplified method in accordance with an authoritative accounting pronouncements to estimate the expected life as the simple average of the vesting term and the contractual term. In the future, should more detailed information be available to us, we would consider adopting a different method of estimating expected term.

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

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

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

We adopted an authoritative accounting pronouncement regarding the unrecognized tax benefits on June 1, 2007. We did not identify significant unrecognized tax benefits for the years ended May 31, 2008, 2009 and 2010. Our tax years from 2006 to 2010 are subject to examination by the tax authorities.

Impairment of goodwill and indefinite-lived assets

We review the carrying value of intangible assets not subject to amortization, including goodwill, annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We perform the annual impairment tests on May 31 of each year. For the year ended May 31, 2010, certain provinces in China changed their rules regarding student admission to colleges and universities. As a result of the change in rule, we expect that less students will choose to re-take gaokao. Therefore, we estimated that the fair values of Tongwen School and Minshitang School, which primarily provide gaokao exam training services, were lower than their carrying values. Accordingly, we recognized an impairment loss of US$76,000 on goodwill arising from the acquisitions of Mingshitang School and Tongwen Gaokao School, which was allocated to the language training and test preparation courses segment.

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

Recently Issued Accounting Pronouncements

In May 2009 and February 2010, the FASB issued an authoritative pronouncement regarding recognized and non-recognized subsequent events. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The guidance is effective on a prospective basis for fiscal years and interim periods ending after June 15, 2010. We do not expect the adoption to have a significant effect on its financial statement disclosure.

On June 12, 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. We do not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of adoption of this pronouncement.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. As of May 31, 2010, we had US$281.1 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its subsidiaries are paid to us pursuant to our contractual arrangements with New Oriental China and its subsidiaries for our technical and teaching support, enrollment system development and other services.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 97 new learning centers in fiscal year 2010, and plan to open additional schools and learning centers in the future depending on local market conditions of the new markets we plan to enter. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2008	2009	2010
Net cash provided by operating activities	76,708	97,182	141,890
Net cash used in investing activities	(59,775)	(22,262)	(97,925)
Net cash used in financing activities	(19,261)	(30,125)	(17,550)
Effect of foreign exchange rate changes	6,372	1,537	(83)
Net change in cash and cash equivalents	4,044	46,332	26,332

Cash and cash equivalents at beginning of period	204,396	208,440	254,772

Cash and cash equivalents at end of the period	208,440	254,772	281,104

Operating Activities

We have financed our operating activities primarily through cash generated from operations. Net cash provided by operating activities amounted to US$141.9 million in the fiscal year ended May 31, 2010 as compared to US$97.2 million in the fiscal year ended May 31, 2009 and US$76.7 million in the fiscal year ended May 31, 2008. Net cash provided by operating activities in the fiscal year ended May 31, 2010 was primarily attributable to the following factors: (i) net income of US$77.6 million, (ii) an add-back of non-cash items, such as US$12.4 million in depreciation and amortization and US$16.2 million in share-based compensation expense, and (iii) an increase in deferred revenues in the amount of US$32.3 million due to the increased amount of course fees received during the period. Net cash provided by operating activities in the fiscal year ended May 31, 2009 was primarily attributable to the following factors: (i) net income of US$60.9 million, (ii) an add-back of non-cash items, such as US$10.6 million in depreciation and amortization and US$16.8 million in share-based compensation expense, and (iii) an increase in deferred revenues in the amount of US$14.6 million due to the increased amount of course fees received during the period. Net cash provided by operating activities in the fiscal year ended May 31, 2008 was primarily attributable to the following factors: (i) net income of US$48.9 million, (ii) an add-back of non-cash items, such as US$7.8 million in depreciation and amortization and US$8.7 million in share-based compensation expense, (iii) an increase in deferred revenues in the amount of US$10.9 million due to the increased amount of course fees received during the period, and (iv) an increase in accrued expenses and other current liabilities, such as payroll payable and withhold individual tax, in the amount of US$7.5 million.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools, which we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin and Yangzhou schools and equipment used in our operations and our investment in term deposits.

Net cash used in investing activities amounted to US$97.9 million in the fiscal year ended May 31, 2010 as compared to US$22.3 million in the fiscal year ended May 31, 2009 and US$59.8 million in the fiscal year ended May 31, 2008. Net cash used in investing activities in the fiscal year ended May 31, 2010 was primarily attributable to the following factors: the term deposit in the amount of US$78.1 million and the purchase of property and equipment in the amount of US$19.6 million in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2009 was primarily attributable to the following factors: the term deposit in the amount of US$6.0 million and the purchase of property and equipment in the amount of US$16.0 million in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2008 was primarily attributable to the following factors: the term deposit in the amount of US$46.9 million and the purchase of property and equipment in the amount of US$11.4 million in connection with the expansion of our school network.

Financing Activities

Net cash used in financing activities amounted to US$17.6 million in the fiscal year ended May 31, 2010 as compared to US$30.1 million in the fiscal year ended May 31, 2009 and US$19.3 million in the fiscal year ended May 31, 2008. Net cash used in financing activities in the fiscal year ended May 31, 2010 was primarily attributable to the repurchases of 406,330 ADSs, representing 1,625,320 common shares. Net cash used in financing activities in the fiscal year ended May 31, 2009 was primarily attributable to the repurchases of 548,300 ADSs, representing 2,193,200 common shares. Net cash used in financing activities in the fiscal year ended May 31, 2008 was primarily attributable to the repurchase of 451,700 of our ADSs, representing 1,806,800 of our common shares.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures were US$11.4 million, US$16.0 million and US$19.6 million in the fiscal years ended May 31, 2008, 2009 and 2010, respectively. The rapid expansion of our network of schools, learning centers and bookstores has required significant investment. We incurred capital expenditures in the amount of US$19.6 million in the fiscal year ending May 31, 2010 in connection with our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key web and business systems to enable us to respond quickly to potential problems. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our clients can access our services at any time. Our websites are hosted at third party facilities in Beijing. This facility provides redundant utility systems, a backup electric generator and 24-hour a day server support. All servers have redundant power supplies and file systems to maximize system and data availability. We regularly back up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures. The research and development costs were immaterial for the fiscal years ended May 31, 2008, 2009 and 2010. We do not capitalize any related costs.

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors, and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. and “New Oriental” are registered trademarks in China and have been recognized as “well-known trademarks” in a civil action adjudicated in China. We have also registered additional trademarks and logos, including “Pop Kids” and “Elite English” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.neworiental.org, english.neworiental.org, www.tol24.com and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.xdf.cn, www.neworiental-k12.org and www.gznos.org.

In order to develop, improve, market and deliver new programs and services, we are required to obtain licenses from others from time to time. For example, we currently have arrangements with international education content providers and publishers such as Pearson Education, The McGraw-Hill Companies, Cambridge University Press Barron’s, Wiley, DynEd International Inc., or their respective authorized local publishers, to develop and distribute localized versions of specified books in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2010 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2010:

	Payment due by May 31,
(in thousands US$)	Total	2011	2012	2013	2014	2015	Thereafter
Operating Lease Obligations(1)	172,595	41,668	37,772	32,310	25,891	18,779	16,175
Purchase and Leasehold Improvements Obligations(2)	1,043	1,043	—	—	—	—	—

(1)	Represent lease obligations under our facility leases.
(2)	Represent leasehold improvement obligations in connection with renovations of the leased facilities.

The above table does not include contingent consideration that may become payable in connection with business acquisitions. See Note 3 to our consolidated financial statements included at the end of this annual report for more information on such contingent consideration.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	48	Chairman and Chief Executive Officer
Louis T. Hsieh	46	Director, President and Chief Financial Officer
Chenggang Zhou	48	Executive Vice President
Xiangdong Chen	39	Senior Vice President
Robin Yanhong Li	41	Independent Director
Denny Lee	42	Independent Director
John Zhuang Yang	56	Independent Director

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

Mr. Louis T. Hsieh has served as our chief financial officer since December 2005, director since March 2007 and president since May 2009. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000 Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh also serves as an independent director of LDK Solar Co., Ltd. (NYSE: LDK). Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Mr. Xiangdong Chen has served as our senior vice president since January 2006. Mr. Chen joined us in 1999. He was promoted to be the executive assistant to our chief executive officer in 2001. From 2002 to September 2003, he was the president of Wuhan New Oriental School. Mr. Chen became our vice president in September 2003 and has been in charge of a number of departments at our head office, including short-term training system, human resources, marketing and public relations and business development. Mr. Chen received his master’s and Ph.D. degrees in economics from Renmin University of China. Mr. Chen attended the executive management program at the Harvard Business School in 2005.

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

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of Netease.com, Inc., a leading interactive online and wireless community in China and a major provider of Chinese language content and services listed on the Nasdaq Global Select Market, since April 2002. He was the chief financial officer of Netease.com from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently also serves as an independent director and the chairman of the audit committee of Acorn International Inc., Gushan Environmental Energy Limited and Concord Medical Services Holdings Limited, all of which are listed on the NYSE. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. John Zhuang Yang has served as our independent director since September 3, 2007. Dr. Yang is currently the Dean of the Beijing International M.B.A. Program at Peking University. He also serves as a full professor at National School of Development of Peking University and holds a tenured professorship at Fordham University’s graduate school of business. Dr. Yang currently also serves as an independent director and a member of the audit committee of Changyou.com Limited, an online game developer and operator in China listed on the Nasdaq Global Select Market, and an independent non-executive director of Tristate Holdings Limited, a fashion clothing manufacturer listed on the Hong Kong Stock Exchange (stock code 00458). Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as a conviction of or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure, death, or physical or mental incapacitation. We may also terminate an executive officer’s employment without cause. In such case we are required to provide severance compensations as expressly required by applicable law. On the other hand, an executive officer may terminate his employment with us at any time with a one-month prior notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. An executive officer may also resign prior to the expiry of the term of his or her employment agreement if our board approves his or her resignation or agrees to an alternative arrangement with such executive officer.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secretes of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and one year following the termination or expiry of such employment agreement. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B. Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2010, we paid an aggregate of US$932,397 in cash to our executive officers as a group, but did not grant any new share-based awards to our executive officers. We also paid an aggregate of US$46,000 in cash and granted an aggregate of 4,500 non-vested equity shares to our non-executive directors as a group. Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Incentives

2006 Share Incentive Plan

On January 20, 2006, we adopted a 2006 Share Incentive Plan, or the 2006 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2006 plan is 8,000,000 shares, plus (i) 5,000,000 shares added on January 1, 2007, (ii) 5,000,000 shares added on January 1, 2008 and (iii) an annual increase on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of the number of shares outstanding as of such date, and (z) a lesser number of shares determined by the administrator of the 2006 plan. In the event that the aggregate number of shares which may be issued pursuant to all the awards granted by us in any given year has reached the maximum amount allowed in such year, we may, during such year, grant additional awards to entitle the recipients thereto to acquire up to 2,000,000 extra shares, provided that the maximum aggregate number of shares which may be issued pursuant to all awards for the following year will be reduced by the number of the extra shares underlying the awards granted in the previous year.

The following table summarizes, as of August 31, 2010, the outstanding share options and non-vested equity shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Louis T. Hsieh	*		2.02	2/28/06	2/28/16
	*		2.38	7/21/06	7/21/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
Chenggang Zhou	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
Xiangdong Chen	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
Robin Yanhong Li	*		2.38	7/21/06	7/21/16
Denny Lee	*		2.38	7/21/06	7/21/16
John Zhuang Yang	*	†	—	1/24/08	8/1/12
Other individuals as a group	531,968		2.02	2/28/06	2//28/16
	17,000		2.38	7/21/06	7/21/16
	800,612		8.75	3/5/07	3/5/17
	548,428		—	5/26/10	8/31/11

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

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

C. Board Practices

Our board of directors currently consists of five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. To communicate with our independent directors, interested parties may follow the procedures for reporting concerns posted on our website at http://investor.neworiental.org.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. The committee charters are available on our website at http://investor.neworiental.org. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Denny Lee, Mr. Robin Yanhong Li and Dr. John Zhuang Yang. Mr. Lee is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Denny Lee’s simultaneous service on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Robin Yanhong Li, Mr. Denny Lee and Dr. John Zhuang Yang. Mr. Li is the chairman of our compensation committee. All of the members of our compensation committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

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

D. Employees

We had 4,585, 6,420 and 9,834 full time employees and 2,670, 4,314 and 6,348 contract teachers and staff as of May 31, 2008, 2009 and 2010, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of August 31, 2010.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	28,400,000	18.5%
Louis T. Hsieh	*	*
Chenggang Zhou	*	*
Xiangdong Chen	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	30,498,231	19.7%
Principal Shareholders:
Tigerstep Developments Limited(5)	28,400,000	18.5%
Baillie Gifford & Co(6)	14,165,988	9.2%
J. Stephen F. Mandel, Jr. and affiliated entities(7)	9,916,436	6.5%
Morgan Stanley(8)	9,877,572	6.4%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 153,584,239, being the number of common shares outstanding as of August 31, 2010, (2) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after August 31, 2010 and (3) the number of non-vested equity shares held by such person or group that will vest within 60 days after August 31, 2010.
(3)	Includes 28,400,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu,. Mr. Yu disclaims beneficial ownership of all the shares held by Tigerstep Developments Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.
(4)	Includes (1) common shares, (2) common shares issuable upon exercise of all of the options that are exercisable within 60 days after August 31, 2010 and (3) non-vested equity shares that will vest within 60 days after August 31, 2010 held by all of our directors and senior executive officers as a group.
(5)	Tigerstep Developments Limited, a company incorporated in the Brigish Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.
(6)	The number of common shares beneficially owned is as of December 31, 2009, as reported in a Schedule 13G filed by Baillie Gifford & Co on February 8, 2010. The business address of Baillie Gifford & Co reported on the Schedule 13G is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(7)	The number of common shares beneficially owned is as of December 31, 2009, as reported in a Schedule 13G filed by J. Stephen F. Mandel, Jr. and affiliated entities, including Lone Spruce, L.P., Lone Balsam, L.P., Lone Sequoia, L.P., Lone Dragon Pine, L.P., Lone Cascade, L.P., Lone Sierra, L.P., Lone Pine Associates LLC, Lone Pine Members LLC and Lone Pine Capital LLC, on February 5, 2010. The business address of these filers reported on the Schedule 13G is Two Greenwich Plaza, Greenwich, Connecticut 06830.
(8)	The number of common shares beneficially owned is as of December 31, 2009, as reported in a Schedule 13G/A filed by Morgan Stanley on February 12, 2010. The registered address of Morgan Stanley reported on the Schedule 13G/A is 1585 Broadway, New York, NY 10036.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of August 31, 2010, we had 153,584,239 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 79.3% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our common shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Equity Pledge Agreement. Pursuant to the equity pledge agreements dated as of May 25, 2006 among New Oriental China, the shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder of New Oriental China agreed to pledge his or its equity interests in New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of New Oriental China’s or its subsidiaries’ obligations under the relevant principal agreements, including certain teaching support agreements, new enrollment system development service agreements, website development and use agreements, and trademark license agreements, and each of them has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on his or its equity interests in New Oriental China without the prior written consent of Beijing Decision.

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

Dividend Policy

We have not declared any dividend since the completion of our initial public offering and have no present plan to declare any dividends on our shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. No withholding tax on dividend was provided as of May 31, 2010.

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

Our board of directors has complete discretion regarding whether to declare and distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing four common shares, have been listed on the NYSE since September 7, 2006 and trade under the symbol “EDU.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2007 (from September 7, 2006)	50.70	22.00
Fiscal Year 2008	92.15	42.89
Fiscal Year 2009	78.91	38.04
Fiscal Year 2010	100.62	55.00

Quarterly Highs and Lows
First Fiscal Quarter of 2009	78.91	53.01
Second Fiscal Quarter of 2009	64.65	39.00
Third Fiscal Quarter of 2009	57.47	38.04
Fourth Fiscal Quarter of 2009	53.68	40.88
First Fiscal Quarter of 2010	76.42	55.00
Second Fiscal Quarter of 2010	84.97	65.92
Third Fiscal Quarter of 2010	80.00	66.30
Fourth Fiscal Quarter of 2010	100.62	76.14

Monthly Highs and Lows
April 2010	100.62	84.77
May 2010	95.68	85.16
June 2010	103.76	88.35
July 2010	102.44	91.00
August 2010	102.92	94.26
September 2010	116.29	92.66
October 2010 (through October 13, 2010)	99.06	88.64

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

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

For more information on PRC taxation applicable to our company, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

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

Passive Foreign Investment Company

A non-United States corporation, such as our company, will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our company’s unbooked intangibles are taken into account. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current and anticipated market capitalization.

Based upon an analysis of our company’s income and assets in respect of the 2010 taxable year as reasonably approximated for purposes of applying the PFIC rules, we presently do not believe that our company should be classified as a PFIC for the 2010 taxable year. Whether our company is classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values, (including among other items, the level of cash, cash equivalents and, short-term investments), and gross income (including whether such income is active versus passive income) as specially determined under the PFIC rules for such taxable year, which assets and gross income are subject to change from year to year. Among other matters, if our market capitalization subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. Further, while we believe our valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and because there are uncertainties in the application of the relevant rules, no assurance can be given that our company is not or will not become classified as a PFIC. If our company is classified as a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds ADSs or ordinary shares. If our company is a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their own advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Under recently enacted legislation, each U.S. Holder of a PFIC is required to file an annual report containing such information as the United States Treasury may require. In addition, if a U.S. Holder holds ADSs or common shares in any year in which we are a PFIC, such holder will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or common shares and any gain realized on the disposition of the ADSs or common shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares.

Backup Withholding and Information Reporting

Recently enacted legislation imposes new reporting requirements on certain United States investors with respect to an investment in our ADSs or common shares not held through a custodial account with a U.S. financial institution. This new legislation also imposes penalties if such investor is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of ADSs or common shares. Dividend payments with respect to the ADSs or common shares and proceeds from the sale or disposition of the ADSs or common shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules to their particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statements on Form F-1 under the Securities Act with respect to two offerings of our common shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F (1) within six months after the end of each fiscal year, which is May 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$1.0 million in our interest income for the year ended May 31, 2010.

Foreign Exchange Risk

All of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or used any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. Between July 21, 2005 and October 8, 2010, the RMB appreciated by approximately 24.1% against the U.S. dollar, although the pace of appreciation was uneven during the period. To the extent that we need to convert U.S. dollar denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB57.8 million in the value of our U.S. dollar denominated financial assets as of May 31, 2010.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to US$0.02 per ADS for the operation and maintenance costs in administering the facility. Persons depositing shares also may be charged the following expenses:

•

taxes and other governmental charges incurred by the depositary or the custodian on any ADR or shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•

transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•

fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments: (1) US$223,433 for the expenses related to our investor relations program and (2) US$256,300 for the directors and officers liability and company reimbursement insurance.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2010, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2010 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of May 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2010 of the Group and our report dated October 14, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the retrospective application of the authoritative pronouncement issued by Financial Accounting Standards Board regarding noncontrolling interests in consolidated financial statements, which was adopted by the Group on June 1, 2009.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China October 14, 2010

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

	For the Year Ended May 31,
(in US$ thousands)	2009	2010
Audit fees(1)	1,098	1,000
Tax fees(2)	177	25

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 20, 2009, our board of directors authorized the repurchase of up to US$30 million of our ADSs during the period from August 5, 2009 through December 31, 2009. The following table sets forth some additional information about our repurchases made in the fiscal year ended May 31, 2010.

Period	(a) Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
Month #1 (June 2009)	—	N/A	—		—
Month #2 (July 2009)	—	N/A	—		—
Month #3 (August 2009)	106,800	72.80	106,800	US$	22,224,865
Month #4 (September 2009)	98,430	74.58	98,430	US$	14,883,967
Month #5 (October 2009)	100,800	76.46	100,800	US$	7,177,055
Month #6 (November 2009)	100,300	71.52	100,300	US$	3,317
Month #7 (December 2009)	—	N/A	—		—
Month #8 (January 2010)	—	N/A	—		—
Month #9 (February 2010)	—	N/A	—		—
Month #10 (March 2010)	—	N/A	—		—
Month #11 (April 2010)	—	N/A	—		—
Month #12 (May 2010)	—	N/A	—		—

Total	406,330	73.82	406,330		0

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. We have followed our home country practice in this regard and have not submitted the certification required by Section 303A.12(a) of the NYSE Listed Company Manual in the past.

Other than the chief executive officer certification requirement discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. A copy of our corporate governance guidelines is available on our website at http://investor.neworiental.org.

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

Date: October 14, 2010

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of May 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2010, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the financial statements have been adjusted for the retrospective application of the authoritative pronouncement issued by Financial Accounting Standards Board regarding the noncontrolling interests in consolidated financial statements, which was adopted by the Group on June 1, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 14, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

October 14, 2010

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of May 31,
	2009	2010
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	254,772	281,104
Restricted cash	540	582
Term deposits	59,845	137,905
Accounts receivable, net of allowance of US$55 and US$69 for 2009 and 2010, respectively	1,539	1,922
Inventory	15,188	17,163
Deferred tax assets	1,621	2,982
Prepaid expenses and other current assets, net	14,222	22,156

Total current assets	347,727	463,814
Property and equipment, net	109,785	118,118
Land use rights, net	3,485	3,403
Amounts due from related parties	396	396
Long term deposit	2,021	3,664
Long term prepaid rent	1,331	1,851
Deferred tax assets, non-current	1,077	1,567
Intangible assets	866	787
Goodwill	2,712	2,818
Long term investment	2	2

Total assets	469,402	596,420

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	9,295	11,038
Accrued expenses and other current liabilities	29,854	44,838
Income taxes payable	3,728	5,750
Amounts due to related parties	102	14
Deferred revenue	74,782	107,065

Total current liabilities	117,761	168,705

Deferred tax liabilities, non-current	157	137
Total liabilities	117,918	168,842

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of May 31,
	2009	2010
	US$	US$
Commitments (Note 17)

Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2009 and 2010, respectively; 153,004,707 and 155,379,387 shares issued and outstanding as of May 31, 2009 and 2010, respectively)	1,500	1,518
Additional paid-in capital	166,370	164,975
Statutory reserves	12,871	13,007
Retained earnings	147,102	224,755
Accumulated other comprehensive income	23,403	23,312

Total New Oriental Education & Technology Group Inc. shareholders’ equity	351,246	427,567
Noncontrolling interest	238	11

Total equity	351,484	427,578

Total liabilities and equity	469,402	596,420

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended May 31,
	2008	2009	2010
	US$	US$	US$
NET REVENUES
Educational programs and services	183,917	266,389	352,857
Books and others	17,086	26,178	33,450

Total net revenues	201,003	292,567	386,307

Operating costs and expenses
Cost of revenues	(77,219)	(112,011)	(147,261)
Selling and marketing	(25,617)	(38,947)	(58,396)
General and administrative	(52,832)	(80,689)	(103,336)

Total operating costs and expenses	(155,668)	(231,647)	(308,993)

OPERATING INCOME	45,335	60,920	77,314

OTHER INCOME (EXPENSE), NET
Interest income	8,035	6,599	6,474
Miscellaneous income (expense), net	(886)	590	(252)

Income before provisions for income taxes and noncontrolling interest	52,484	68,109	83,536

Provision for income taxes:
Current	(3,839)	(8,399)	(7,845)
Deferred	195	1,143	1,871

Provision for income taxes	(3,644)	(7,256)	(5,974)

Net income	48,840	60,853	77,562

Less: Net loss attributable to noncontrolling interest	173	163	227

Net income attributable to New Oriental Education & Technology Group Inc.	49,013	61,016	77,789

Net income per share attributable to New Oriental Education & Technology Group Inc. - basic (Note 15)	0.33	0.41	0.52

Net income per share attributable to New Oriental Education & Technology Group Inc. - diluted (Note 15)	0.31	0.40	0.50

Weighted average shares used in calculating basic net income per share	149,992,200	149,090,088	150,952,249

Weighted average shares used in calculating diluted net income per share	156,449,101	153,528,383	154,831,633

Share-based compensation expense included in:
Cost of revenues	707	316	657
Selling and marketing	226	225	117
General and administrative	7,809	16,209	15,409

Total	8,742	16,750	16,183

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME

(In thousands, except share data)

	New Oriental Education & Technology Group Inc. Shareholders
	Common shares		Additional	Accumulated other			Total New Oriental Education & Technology Group Inc.			Total
	Unrestricted shares		paid-in capital	comprehensive income	Statutory reserve	Retained earning	shareholders’ equity	Noncontrolling interest	Total equity	comprehensive income
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance at June 1, 2007	152,004,707	1,491	189,445	6,100	6,911	43,033	246,980	238	247,218
Common shares converted to ADS shares for future exercises of share options or non-vested equity shares (note 1)	2,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	28	8,665	—	—	—	8,693	—	8,693
The vesting of non-vested equity shares	—	2	(2)	—	—	—	—	—	—
Shares repurchase (note 1)	(1,806,800)	(18)	(29,180)	—	—	—	(29,198)	—	(29,198)
Share-based compensation expense	—	—	8,742	—	—	—	8,742	—	8,742
Waived rental expense by noncontrolling shareholder	—	—	124	—	—	—	124	—	124
Transfer to statutory reserves	—	—	—	—	3,537	(3,537)	—	—	—
Noncontrolling interest of Taixing	—	—	—	—	—	—	—	112	112
Comprehensive income:
Net income	—	—	—	—	—	49,013	49,013	(173)	48,840	48,840
Foreign currency translation adjustment	—	—	—	14,326	—	—	14,326	—	14,326	14,326

Total comprehensive income										63,166

Balance at May 31, 2008	152,197,907	1,503	177,794	20,426	10,448	88,509	298,680	177	298,857

Common shares converted to ADS shares for future exercises of share options or non-vested equity shares (note 1)	3,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	13	5,308	—	—	—	5,321	—	5,321
The vesting of non-vested equity shares	—	6	(6)	—	—	—	—	—	—
Shares repurchase (note 1)	(2,193,200)	(22)	(33,498)	—	—	—	(33,520)	—	(33,520)
Share-based compensation expense	—	—	16,750	—	—	—	16,750	—	16,750
Waived rental expense by noncontrolling shareholder	—	—	22	—	—	—	22	—	22
Transfer to statutory reserves	—	—	—	—	2,423	(2,423)	—	—	—
Noncontrolling interest of Mingshitang	—	—	—	—	—	—	—	224	224
Comprehensive income:
Net income	—	—	—	—	—	61,016	61,016	(163)	60,853	60,853
Foreign currency translation adjustment	—	—	—	2,977	—	—	2,977	—	2,977	2,977

Total comprehensive income										63,830

Balance at May 31, 2009	153,004,707	1,500	166,370	23,403	12,871	147,102	351,246	238	351,484

Common shares converted to ADS shares for future exercises of share options or non-vested equity shares (note 1)	4,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	28	12,408	—	—	—	12,436	—	12,436
The vesting of non-vested equity shares	—	6	(6)	—	—	—	—	—	—
Shares repurchase (note 1)	(1,625,320)	(16)	(29,980)	—	—	—	(29,996)	—	(29,996)
Share-based compensation expense	—	—	16,183	—	—	—	16,183	—	16,183
Transfer to statutory reserves	—	—	—	—	136	(136)	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	77,789	77,789	(227)	77,562	77,562
Foreign currency translation adjustment	—	—	—	(91)	—	—	(91)	—	(91)	(91)

Total comprehensive income										77,471

Balance at May 31, 2010	155,379,387	1,518	164,975	23,312	13,007	224,755	427,567	11	427,578

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2008	2009	2010
	US$	US$	US$
Cash flows from operating activities
Net income	48,840	60,853	77,562
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment	7,727	10,362	12,190
Amortization of intangible assets	—	159	79
Amortization of land use rights	76	81	81
Gain (loss) on disposal of property and equipment	(24)	14	214
Impairment of goodwill	—	—	76
Share-based compensation expense	8,742	16,750	16,183
Allowance for doubtful accounts	123	17	27
Waived rental expense by noncontrolling shareholder	243	22	—
Deferred income taxes	(195)	(1,143)	(1,871)
Changes in operating assets and liabilities
Accounts receivables	(309)	(661)	(410)
Prepaid expenses and other current assets	(4,788)	(387)	(7,953)
Inventory	(3,432)	(4,309)	(1,982)
Long term deposit	—	(2,017)	(1,645)
Long term prepaid rent	—	(1,328)	(521)
Accounts payable	753	2,141	1,746
Accrued expenses and other current liabilities	7,547	1,136	13,857
Income taxes payable	479	910	2,023
Deferred revenue	10,926	14,568	32,322
Amounts due to related parties	—	14	(88)

Net cash provided by operating activities	76,708	97,182	141,890

Cash flows from investing activities
Restricted cash	(59)	(29)	(43)
Term deposits	(46,943)	(6,012)	(78,108)
Payment of a deposit for business acquisition of Mingshitang	(2,017)	—	—
Purchase of Mingshitang, net of cash acquired and deposit paid in previous year	—	43	—
Purchase of Tongwen, net of cash acquired of US$402	—	(513)	(549)
Purchase of property and equipment	(11,360)	(15,998)	(19,558)
Proceeds from disposal of property and equipment	618	247	333
Acquisition of nominee owners equity interests (note 1)	(14)	—	—

Net cash used in investing activities	(59,775)	(22,262)	(97,925)

Cash flows from financing activities
Payment of remaining issuance cost relating to follow on offering	(272)	—	—
Proceeds from issuance of common share upon exercise of share option	8,274	5,322	12,446
Cash paid for shares repurchase	(27,263)	(35,455)	(29,996)
Proceeds from changes in amount due to related parties	—	8	—

Net cash used in financing activities	(19,261)	(30,125)	(17,550)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2008	2009	2010
	US$	US$	US$
Effects of exchange rate changes	6,372	1,537	(83)

Net change in cash and cash equivalents	4,044	46,332	26,332
Cash and cash equivalents at beginning of year	204,396	208,440	254,772

Cash and cash equivalents at end of year	208,440	254,772	281,104

Supplement disclosure of cash flow information
Income taxes paid	3,100	7,426	5,823

Non-cash investing and financing activities:
Payable for purchase of property and equipment	2,269	1,817	3,374
Payable for share repurchase	1,935	—	—
Payable for acquisition of Tongwen	—	550	183

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Beijing New Oriental Education & Technology (Group) Co., Ltd., (“New Oriental China”) was established on August 2, 2001. New Oriental China and its subsidiaries primarily conduct their businesses in the People’s Republic of China (the “PRC”).

On August 18, 2004, the shareholder group of New Oriental China established New Oriental Education & Technology Group Inc. (the “Company”) under the laws of the British Virgin Islands with 100,000,000 common shares. On January 25, 2006, the Company changed its corporate domicile to the Cayman Islands. The Company, its subsidiaries, its variable interest entity, New Oriental China, and the variable interest entity’s subsidiaries are collectively referred to as the “Group”, hereinafter.

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

In September 2006, the Company and certain selling shareholders of the Company completed an initial public offering (“IPO”) of 8,625,000 American depositary shares (“ADSs”) representing 34,500,000 of the Company’s common shares. Immediately prior to the completion of the IPO, all of the Company’s then outstanding preferred shares automatically converted into an equal number of common shares. In addition, immediately following the completion of the IPO, the Company’s memorandum of association was amended and restated to increase the Company’s total authorized share capital to 300,000,000 common shares at a par value of US$0.01 per common share.

In February 2007, the Company and certain selling shareholders of the Company completed an additional public offering and the Company issued 598,399 ADSs, representing 2,393,596 common shares as part of the offering.

In February 2007, October 2007, October 2008 and March 2009, the Company transferred 4,000,000, 2,000,000, 3,000,000 and 4,000,000 common shares, respectively, to its depositary bank representing 1,000,000, 500,000, 750,000 and 1,000,000 ADSs, to be issued to employees and non-employees upon the exercise of their vested share options or upon the vesting of non-vested equity shares (“NES”). As of May 31, 2010, 8,038,200 common shares out of these 13,000,000 common shares had been issued to employees and non-employees upon the exercise of their share options and 1,391,896 NES had been issued to employees upon the vesting of their shares. 3,569,904 common shares remain for future issuance.

In February 2008, the Company announced the 1,000,000 ADSs representing 4,000,000 of the company’s common shares repurchase program. As of May 31, 2009, 4,000,000 common shares had been repurchased and retired.

In July 2009, the Company announced the repurchase of up to US$30 million of ADSs during the period from August 5, 2009 through December 31, 2009. As of May 31, 2010, 406,330 ADSs representing 1,625,320 common shares had been repurchased and retired.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of May 31, 2010, details of the Company’s subsidiaries and variable interest entity and its subsidiaries were as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational Information system and other consulting services
Beijing Judgment Education & Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and investing activities
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development and distribution and other consulting services
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development and distribution and other consulting services
Beijing Boost Caring Education & Consulting Company Limited (“Beijing Boost Caring”)	March 25, 2010	PRC	100%	Educational consulting and software development
Elite Concept Holdings Limited	December 3, 2007	Hong Kong	100%	Educational Consulting
Winner Park Limited	December 9, 2008	Hong Kong	100%	Educational Consulting
Smart Shine International Limited	December 9, 2008	Hong Kong	100%	Educational Consulting
Variable interest entity of the Company:
New Oriental China	August 2, 2001	PRC	—	Education consulting, software development and distributions and other services
Subsidiaries of New Oriental China:
Beijing Haidian District Privately-Funded New Oriental School	October 5, 1993	PRC	100%	Language and post-secondary education
Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	100%	Language education
Guangzhou Haizhu District Privately-Funded New Oriental Training School	September 8, 2000	PRC	100%	Language education
Wuhan New Oriental Training School	April 24, 2002	PRC	100%	Language education
Tianjin New Oriental Training School	August 21, 2002	PRC	100%	Language education
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	100%	Language education
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	100%	Language education
Shenzhen New Oriental Training School	October 15, 2003	PRC	100%	Language education
Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	100%	Language education
Chongqing New Oriental Training School	August 15, 2003	PRC	100%	Language education
Chengdu New Oriental School	August 18, 2003	PRC	100%	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:
Xiangfan New Oriental Training School	October 26, 2004	PRC	100%	Language education
Changsha Furong District New Oriental Training School	May 25, 2005	PRC	100%	Language education
Jinan New Oriental School	May 31, 2005	PRC	100%	Language education
Taiyuan Oriental Training School	April 20, 2005	PRC	100%	Language education
Ha’er Bin Nangang District Oriental Training School	May 20, 2005	PRC	100%	Language education
Changchun Oriental Training School	July 26, 2005	PRC	100%	Language education
Hangzhou Oriental Training School	July 21, 2005	PRC	100%	Language education
Zhengzhou Oriental Training School	July 19, 2005	PRC	100%	Language education
Zhuzhou New Oriental Training School	April 30, 2006	PRC	100%	Language education
Shijiazhuang New Oriental Training School	April 3, 2006	PRC	100%	Language education
Suzhou New Oriental Training School	April 26, 2006	PRC	100%	Language education
Beijing New Oriental International Preparatory School	June 10, 2005	PRC	100%	Language education
Anshan New Oriental Training School	June 13, 2006	PRC	100%	Language education
Hefei New Oriental Foreign Language Training School	June 13, 2006	PRC	100%	Language education
Kunming Xishan New Oriental School	June 13, 2006	PRC	100%	Language education
Foshan Chancheng District New Oriental Training School	July 14, 2006	PRC	100%	Language education
Wuxi New Oriental Training School	August 14, 2006	PRC	100%	Language education
Fuzhou Gulou District New Oriental Training School	September 1, 2006	PRC	100%	Language education
Beijing New Oriental North Star Training School	September 26, 2006	PRC	100%	Language education
Nanchang Donghu District New Oriental Language School	March 16, 2007	PRC	100%	Language education
Yichang Wujiagang District Yichang New Oriental School	January 1, 2006	PRC	100%	Language education
Jingzhou New Oriental Training School	April 10, 2007	PRC	100%	Language education
Dalian New Oriental Training School	June 12, 2007	PRC	100%	Language education
Huangshi New Oriental Training School	March 17, 2008	PRC	100%	Language education
Ningbo New Oriental School	April 16, 2008	PRC	100%	Language education
Lanzhou Chenguan District New Oriental School	March 19, 2008	PRC	100%	Language education
Xiamen Siming District New Oriental School	July 8, 2008	PRC	100%	Language education
Qingdao New Oriental School	August 5, 2008	PRC	100%	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of ownership	Principal activity
Subsidiaries of New Oriental China:
Taiyuan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	July 12, 2006	PRC	100%	Sales of educational materials and products
Zhengzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	August 8, 2006	PRC	100%	Sales of educational materials and products
Hefei Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 22, 2006	PRC	100%	Sales of educational materials and products
Fuzhou Gulou District Dogwood Bookstore & Audio-Visual Products Co., Ltd	August 26, 2009	PRC	100%	Sales of educational materials and products
Hangzhou Dogwood Bookstore Products Co., Ltd	July 25, 2007	PRC	100%	Sales of educational materials and products
Nanchang Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 14, 2007	PRC	100%	Sales of educational materials and products
Kunming Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 21, 2007	PRC	100%	Sales of educational materials and products
Dalian New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	March 25, 2008	PRC	100%	Sales of educational materials and products
Jinan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	April 7, 2008	PRC	100%	Sales of educational materials and products
Lanzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	October 28, 2008	PRC	100%	Sales of educational materials and products
Xiangfan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 11, 2008	PRC	100%	Sales of educational materials and products
Shijiazhuang New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2009	PRC	100%	Sales of educational materials and products
Beijing Tomorrow Oriental Technology Co., Ltd.	September 29, 2000	PRC	100%	Providing technology service
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	100%	Consulting
Shanghai Vision Overseas Consulting Co., Ltd.	June 26, 2009	PRC	100%	Consulting
Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”) (Note (i))	January 20, 2004	PRC	100%	Advertising
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”) (Note (i))	March 11, 2005	PRC	100%	On-line education
Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	100%	Kindergarten
Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	September 9, 2007	PRC	100%	Kindergarten
Nanjing Yuhuatai District Kindergarten of Stars (“Nanjing Kindergarten”)	April 10, 2009	PRC	100%	Kindergarten

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Note:

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

Regulations of the PRC restrict direct foreign ownership of business entities providing educational services in the PRC where certain licenses are required. To comply with the PRC laws and regulations, the Company provides a significant portion of its services in China through its variable interest entity, New Oriental China, for which the Company is the primary beneficiary. The Company, through its wholly owned subsidiaries in China, entered into exclusive technical and other services agreements with New Oriental China in April 2005, under which the Company provides technical and other services (the “Service Agreements”) to New Oriental China and its subsidiaries in exchange for significantly all of the net income of New Oriental China and its subsidiaries. As collateral to ensure New Oriental China and its subsidiaries’ payments under the Service Agreements, the shareholders of New Oriental China and its subsidiaries, through an equity pledge agreement dated April 2005, pledged all of their rights and interests in New Oriental China and its subsidiaries, including voting rights and dividend rights, to the Company. In addition, the shareholders of New Oriental China, through an exclusive option agreement, granted to the Company an exclusive, irrevocable and unconditional right to purchase part or all of the equity interests in New Oriental China and its subsidiaries when the purchase becomes permissible under the relevant PRC Law.

Through the contractual agreements described above, New Oriental China is a variable interest entity in accordance with Financial Accounting Standard Board (“FASB”) regarding the Consolidation of Varable Interest Entities because the equity owners (1) lack the right to receive the expected residual returns of New Oriental China and its subsidiaries, (2) lack the ability to make decisions about New Oriental China and its subsidiaries’ activities that have a significant effect on their success, and (3) substantially all of New Oriental China and its subsidiaries’ businesses are conducted on behalf of the Company. The Company is the primary beneficiary of New Oriental China because it holds all the variable interests in New Oriental China. As a result, the accounts and operations of New Oriental China and its subsidiaries are included in the accompanying consolidated financial statements effective as of the date of the above agreements. Because the Company and New Oriental China were under common control by the same shareholders group, the Company accounted for this arrangement as a transaction under common control and consolidated New Oriental China and its subsidiaries with no change in the basis of their assets and liabilities.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of May 31, 2009 and 2010, total assets of New Oriental China included in the accompanying consolidated financial statements were approximately US$306,949 and US$399,180, respectively. The associated liabilities were approximately US$187,707 and US$228,417, respectively. Revenue of New Oriental China for the years ended May 31, 2008, 2009 and 2010 were US$199,434, US$289,772 and US$382,189, respectively. New Oriental China’s net income included in the accompanying consolidated statements of operations before intragroup payments relating to the Service Agreements totaled US$58,026, US$86,502 and US$105,511 during 2008, 2009 and 2010, respectively.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation allowance for deferred tax assets, allowance for accounts receivable and other current assets, useful lives and impairment of property and equipment, impairment of trademark and goodwill, and share based compensation. Actual results could differ from those estimates.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

Business combinations are recorded using the purchase method of accounting. On June 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From June 1, 2009, the assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, from June 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to June 1, 2009, contingent consideration was not recorded until the contingency was resolved.

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

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

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

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not incur impairment losses on long-lived assets during the years ended May 31, 2008, 2009 and 2010.

Impairment of goodwill and indefinite-lived intangible assets

The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Group performs the annual impairment tests on May 31 of each year. The Group recognized an impairment loss of nil, nil and US$76 (Note 8) on goodwill and other intangible assets not subject to amortization for the years ended May 31, 2008, 2009 and 2010, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets with finite lives

Acquired intangible assets with finite lives consist of trademark and coursewares, and are carried at cost, less accumulated amortization and impairment. Amortization of acquired intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets. The weighted average amortization periods by major intangible assets class are as follows:

Trademark	10 years
Courseware	1 year

Long-term investments

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Group did not incur impairment losses relating to long term investments during the years ended May 31, 2008, 2009 and 2010.

Revenue recognition

Revenue is recognized when earned and is reported net of business taxes, scholarships, and refunds. Business tax amounted to US$6,188, US$9,519 and US$14,619 for the years ended May 31, 2008, 2009 and 2010, respectively. The primary sources of the Company’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, primary and secondary school education and Gaokao exam retaking training service. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years 2008, 2009 and 2010. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

(a)	Educational programs and services - continued

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

The Group sells educational books or other educational materials either through its own book stores or websites or through third party distributors. Revenue from sales made through the Group’s book stores is recognized upon sales to customers. Revenue through distributors is recognized once the products are sold to the end customers.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were US$6,010, US$9,721 and US$17,942 for the years ended May 31, 2008, 2009 and 2010 respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group reports government subsidies as miscellaneous income when received from local government authority and are not subject to future return, reimbursement on performance condition. Government subsidies received totaled US$ nil, US$303 and US$251 for the years ended May 31, 2008, 2009 and 2010, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

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

The functional currency of the Group excluding the Company and subsidiaries in Hong Kong is RMB. The functional currency of the Company and subsidiaries in Hong Kong is US$. Transactions in other currencies are recorded in each relevant entity’s functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the applicable functional currencies at the prevailing rates of exchange on the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, restricted cash, and term deposits of the Group included aggregate amounts of US$211,748 and US$335,111 at May 31, 2009 and 2010, respectively, which were denominated in RMB.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when valuing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on a recurring basis as of May 31, 2009 and 2010.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, accounts receivable and amounts due from/to related parties. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivable and amount due from/to related parties approximate their fair values due to the short-term maturities of these instruments. The fair value of amounts due from related parties, determined based on the present value using applicable discount rate, approximates the carrying value.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

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

From June 1, 2007, the Group elected to adopt an authoritative accounting pronouncement under which the impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on such uncertain income taxes will be classified as a component of the provision for income taxes.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of changes in equity and comprehensive income.

Share-based compensation

Share-based payment transactions with employees, such as share options, are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

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

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2010, substantially all of the Group’s cash and cash equivalents, term deposits, and restricted cash were managed by financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in PRC. The risk with respect to accounts receivables is mitigated by credit evaluations the Group performs on the Company’s customers and ongoing monitoring process on outstanding balances. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2008, 2009 and 2010.

Adjustments for adoption of accounting pronouncement on Noncontrolling interests

Effective June 1, 2009, the Company adopted the authoritative pronouncement issued by FASB, which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements.

The adoption of the pronouncement requires retrospective application of the presentation and disclosure requirements to all periods presented. Consequently, the Company adjusted its financial statements for the three years ended May 31, 2010 with the following:

(a)	the non-controlling interest (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity;

(b)	the net income or loss attributable to the non-controlling interest is now shown as an allocation of net income for the year rather than being deducted in arriving at net income; and

(c)	consolidated comprehensive income or loss now includes the comprehensive income or loss attributable to the non-controlling interest.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently adopted accounting pronouncements

Effective June 1, 2009, the Group adopted an authoritative pronouncement issued by the FASB on determining the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of this pronouncement did not have any significant impact on the Group’s financial condition or results of operations.

Effective June 1, 2009, the Group adopted an authoritative pronouncement issued by the FASB regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The pronouncement provides clarification on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and on identifying circumstances that indicate a transaction that is not orderly. The pronouncement emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under the then current market conditions. The adoption of this pronouncement did not have any significant impact on the Group’s financial condition or results of operations.

Effective June 1, 2009, the Group adopted an authoritative pronouncement issued by the FASB regarding subsequent events. The objective of the pronouncement is to establish general standards for the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the pronouncement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this pronouncement did not have any significant impact on the Group’s financial condition or results of operations.

Effective July 1, 2009, the Group adopted the new Accounting Standards Codification (the “ASC”) as issued by the FASB. The ASC has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities and provides that all such pronouncements carry an equal level of authority. The ASC is not intended to change or alter existing U.S. GAAP. The ASC is effective for interim and annual periods ending after September 15, 2009. The adoption of the ASC did not have any significant impact on the Group’s financial condition or results of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In May 2009 and February 2010, the FASB issued an authoritative pronouncement regarding recognized and non-recognized subsequent events. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The guidance is effective on a prospective basis for fiscal years and interim periods beginning after June 15, 2009. The Group does not expect the adoption to have a significant effect on its financial statement disclosure.

On June 12, 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

On January 21, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

3.	BUSINESS ACQUISITION

Acquisition of Mingshitang

On June 1, 2008, the Company acquired 60% equity interest in Beijing Haitian Mingshitang Exam Training Education School (“Mingshitang”), which provided Gaokao exam training service for tutoring students who want to retake Gaokao exam, for a cash consideration of US$2,017. The acquisition allowed the Company to extend its brand to the large non-English test preparation market and provide synergies with the existing business. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

	US$	Amortization period
Cash	43
Other current assets	841
Property and equipment	94
Intangible assets
Trademark	375	10 years
Courseware	64	1 year
Goodwill (allocated to segment of language training and test preparation courses)	1,378
Other current liabilities	(461)
Deferred tax liabilities	(110)
Noncontrolling interest	(207)

Total	2,017

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis provided by a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

3.	BUSINESS ACQUISITION - continued

Acquisition of Tongwen

On September 1, 2008, the Company acquired a 100% equity interest in Changchun Tongwen Gaokao Training Education School and Changchun Tongwen High School, for an initial cash consideration of US$915. The acquisition provided the synergies with Mingshitang. Contingent consideration will be paid to the selling shareholders in installments based on the student enrollment number of the acquired business for the periods from June 1, 2008 to April 10, 2011. The total contingent considerations will be up to US$915 in cash when all the contingent conditions are satisfied. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. This initial purchase price of US$915 was allocated as at the date of acquisition as follows:

	US$	Amortization period
Cash	402
Other current assets	17
Property and equipment	2
Intangible assets
Trademark	294	10 years
Courseware	45	1 year
Goodwill (allocated to segment of language training and test preparation courses)	760
Other current liabilities	(520)
Deferred tax liabilities	(85)

Total	915

As contingent conditions of the first and second installment were met, the respective contingent consideration for the corresponding installment of US$550 and US$183 (Note 8) was recognized as addition to the goodwill in fiscal years 2009 and 2010, respectively. The maximum amount of remaining contingent consideration estimated to be US$182 which is subject to the number of student enrolled during the period from June 2010 to May 2011.

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis provided by a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

4.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2009	2010
	US$	US$
Beginning balance	88	55
Charge during the year	17	27
Written-off	(50)	(13)

Ending balance	55	69

5.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2009	2010
	US$	US$
Course materials	5,362	6,024
Publication	9,826	11,139

	15,188	17,163

A valuation allowance was not considered necessary because inventory was written down to the lower market value at May 31, 2009 and 2010. No amount was written off during fiscal years 2008, 2009 and 2010.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2009	2010
	US$	US$
Advances to suppliers	3,209	2,048
Interest receivable	471	3,284
Prepaid advertising fees	527	963
Prepaid property taxes and other taxes	108	44
Prepaid rent	5,338	8,726
Refundable deposit for school construction	55	59
Rental deposit	1,375	2,058
Staff advances	954	1,765
Value added taxes recoverable	1,047	1,276
Others	1,292	2,088

	14,376	22,311
Less: allowance for uncollectible advances to a supplier	154	155

	14,222	22,156

Staff advances represented travel and the related expenses to be charged to expenses when expense reports are submitted. Others primarily included insurance fees, recruiting fees, maintenance fees, and other miscellaneous prepayments.

Changes in the allowance for advances to a supplier were as follows:

	As of May 31,
	2009	2010
	US$	US$
Beginning balance	195	154
Charge during the year	6	10
Written-off	(47)	(9)

Ending balance	154	155

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

7.	INTANGIBLE ASSETS

Intangible assets, net consist of the following:

	As of May 31, 2009	As of May 31, 2010
Costs:
Intangible assets with indefinite lives:
Trademark	240	240
Intangible assets with finite lives:
Trademark	675	675
Courseware	110	110

	1,025	1,025

Accumulated amortization:
Trademark	(60)	(128)
Courseware	(99)	(110)

	(159)	(238)

	866	787

The amortization expenses for acquired intangible assets for the years ended May 31, 2009 and 2010 were US$159 and US$79. The Company expects to record amortization expenses of US$67 per year for each of the next five years through May 31, 2015.

8.	GOODWILL

For the year ended May 31, 2010
Gross amount:
Beginning balance	2,712
Settlement of contingent consideration for the acquisition of Tongwen	183
Exchange differences	(1)

Ending balance	2,894

Accumulated goodwill impairment loss:
Beginning balance	—
Charge for the year	(76)
Exchange differences	—

Ending balance	(76)

Goodwill, net as of May 31, 2009	2,712

Goodwill, net as of May 31, 2010	2,818

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

Certain provinces in China changed their rules regarding the student admission to the colleges and universities during the fiscal year 2010. As a result of change in rule, the management of the Company expects that less students will choose to re-take Gaokao (i.e. the Chinese college entrance examination). Therefore, the management currently estimates that the fair values of Tongwen and Minshitang, which primarily provide Gaokao exam training services, were lower than their carrying values. Accordingly, an impairment charge of US$76 was recognised for the year ended May 31, 2010.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of May 31,
	2009	2010
	US$	US$
Buildings	88,317	88,303
Transportation equipment	4,995	5,432
Furniture and education equipment	22,963	28,191
Computer equipment and software	7,975	10,138
Leasehold improvements	21,398	32,252

	145,648	164,316
Less: accumulated depreciation and amortization	(36,609)	(47,417)
Construction in-process	746	1,219

	109,785	118,118

For the years ended May 31, 2008, 2009 and 2010 depreciation and amortization expenses were US$7,727, US$10,362 and US$12,190 respectively.

Interest of US$1,031 incurred in fiscal year 2004 to 2006 was capitalized as part of the cost of the underlying assets during the year and is being amortized over the useful life of the assets when the construction was completed and the related assets were ready for their intended use.

The construction of property and equipment of the Group was completed in fiscal year 2006, and therefore no interest was capitalized during fiscal years 2008, 2009 and 2010. For the years ended May 31, 2008, 2009 and 2010, the Group recorded amortization expenses relating to the capitalized interest totaling US$23, US$24 and US$24, respectively.

10.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of May 31,
	2009	2010
	US$	US$
Land use rights	3,980	3,980
Less: accumulated amortization	(495)	(577)

Land use rights, net	3,485	3,403

Amortization expenses for land use rights totaled US$76, US$81 and US$81 for the years ended May 31, 2008, 2009 and 2010, respectively. Future amortization expense is US$81 per year for each of the next five years through May 31, 2015.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

11.	LONG TERM INVESTMENT

In December 2006, the Company acquired 20% interest in Talent Boom Group Ltd (“Talent Boom”). Since the Company has no representation on Talent Boom’s board of directors, the Company’s management concluded that the Company could not exercise significant influence over the operating and financial policies of Talent Boom. Accordingly, cost method is used to account for the investment.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2009	2010
	US$	US$
Accrued advertising fees	592	917
Accrued payroll	14,556	23,112
Accrued professional service fees	668	565
Amounts reimbursable to employees	832	2,129
Business taxes payable	3,274	3,969
Individual taxes withholding	1,798	1,661
Other taxes payable	99	121
Payable for acquisition of Tongwen	550	183
Payable for purchase of property and equipment	1,817	3,374
Refundable deposit	361	554
Refundable incidental expenses received from students	1,695	3,354
Rent payable	812	1,262
Royalty fees payable	375	658
Value added taxes payable	179	205
Welfare payable	966	1,448
Others	1,280	1,326

Total	29,854	44,838

Royalty fees payable related to payments to content providers for on-line learning program. Amounts reimbursable to employees included traveling and the related expenses incurred by employee on behalf of the Group. Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation. Others primarily included transportation expenses, utility fees, property management fees, and other miscellaneous expenses payable.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

13.	SHARE-BASED COMPENSATION

The following table summarizes information regarding share options and NES:

Grant date	Total shares issued to date	Fair value of common shares	Exercise price	Intrinsic value
		US$	US$	US$
Shares options:
February 28, 2006	7,099,500	1.00	2.02	—
July 21, 2006	1,620,000	1.15	2.38	—
September 7, 2006	100,000	5.41	3.75	1.66
March 5, 2007	3,946,500	8.74	8.75	—

Total	12,766,000

NES:
January 24, 2008	2,720,000	12.75	—	12.75
March 11, 2008	152,000	14.00	—	14.00
July 1, 2008	278,500	13.75	—	13.75
Oct 28, 2008	3,200	12.65	—	12.65
May 15, 2009	205,548	12.75	—	12.75
June 15, 2009	316,200	15.13	—	15.13
May 26, 2010	556,848	21.75	—	21.75

Total	4,232,296

The estimated fair value of the ordinary shares underlying the options as of the grant dates was determined based on retrospective valuations. When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company, management has considered a number of factors while taking into account standard valuation methods and the achievement of certain events. After IPO, the closing market price of the ADS of the Company as of the grant date is used to derive the fair value of the ordinary shares on that date.

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

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

13.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

The exercise price of options is at least 100% of the fair value of the common shares on the date of the grant. The term of an option is up to ten years from the date of grant. The options generally vest over three years at six-month vesting increments per year.

As of May 31, 2010, options to purchase 3,492,992 common shares and 2,052,808 NES were outstanding. Options and NES to purchase 3,024,104 common shares were available for future grant.

The Company recorded share-based compensation of US$8,742, US$16,750 and US$16,183 during the years ended May 31, 2008, 2009 and 2010, respectively.

A summary of option activity under 2006 Share Incentive Plan as of May 31, 2009 and 2010 was as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual life	Aggregated intrinsic value
		US$		US$
Options outstanding at June 1, 2007	11,368,123	4.37
Exercised	(2,946,056)	2.96
Forfeited	(831,050)	4.73

Options outstanding at May 31, 2008	7,591,017	4.88	8.20 years	87,734

Options exercisable at May 31, 2008	2,413,952	4.37	8.09 years	29,137

Options outstanding at June 1, 2008	7,591,017	4.88
Exercised	(1,276,808)	4.17
Forfeited	(34,393)	7.16

Options outstanding at May 31, 2009	6,279,816	5.01	7.19 years	54,808

Options exercisable at May 31, 2009	5,777,867	4.39	7.08 years	54,049

Options outstanding at June 1, 2009	6,279,816	5.01
Exercised	(2,761,980)	4.50
Forfeited	(24,844)	7.71

Options outstanding at May 31, 2010	3,492,992	5.40	6.22 years	61,200

Options exercisable at May 31, 2010	3,492,992	5.40	6.22 years	61,200

No option was granted in fiscal year 2008, 2009 and 2010. The total intrinsic value of options exercised during the years ended May 31, 2008, 2009 and 2010 were $38,914, $12,931 and $40,084, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

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

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company, management has considered a number of factors while taking into account standard valuation methods and the achievement of certain events. After IPO, the closing market price of the ADS of the Company as of the grant date is used to derive the fair value of the ordinary shares on that date.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

13.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

As of May 31, 2010, there was no unrecognized compensation expense related to unvested share-based compensation arrangement under the 2006 Share Incentive Plan.

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

In June 2009, the Company granted 316,200 NES to employees which will become vested on August 30, 2010.

In May 2010, the Company granted 556,848 NES to employees which will become vested till June 2015.

The grant date fair value of NES was measured at the quoted market price of the company’s equity shares.

A summary of the status of the NES as of May 31, 2009 and 2010, and changes during the year ended May 31, 2009 and 2010 were presented below.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

13.	SHARE-BASED COMPENSATION - continued

NES - continued

	Number of NES	Weighted- average grant day intrinsic value
At beginning of fiscal year 2008	—	—
Granted	2,872,000	12.82
Vested	(200,332)	12.75
Forfeited	(762,044)	12.75

At end of fiscal year 2008	1,909,624	12.85

At beginning of fiscal year 2009	1,909,624	12.85
Granted	487,248	13.32
Vested	(544,200)	13.08
Forfeited	(12,424)	13.88

At end of fiscal year 2009	1,840,248	12.90

Granted	873,048	19.35
Vested	(647,364)	13.13
Forfeited	(13,124)	12.75

At end of fiscal year 2010	2,052,808	15.57

As of May 31, 2010, there was US$23,342 of total unrecognized compensation cost related to NES arrangements granted under the 2006 Share Incentive Plan. The cost is expected to be recognized over a weighted-average period of 1.68 years. The total fair value of shares vested during the year ended May 31, 2010 was US$8,502.

14.	INCOME TAXES

Significant components of provision for income taxes for the years ended May 31, 2008, 2009 and 2010 were as follows:

	Years ended May 31,
	2008	2009	2010
	US$	US$	US$
Current:
PRC	3,839	8,399	7,845

Deferred:
PRC	(195)	(1,143)	(1,871)

Total provision for income taxes	3,644	7,256	5,974

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to tax withholding in the Cayman Islands.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The subsidiaries of New Oriental China, which were registered as private schools (the “school-subsidiaries”), are subject to income taxes determined in accordance with The Law for Promoting Private Education (2003) where those school-subsidiaries registered as private schools not requiring reasonable returns (similar to a not-for-profit entity) are treated as public schools and are generally not subject to enterprise income taxes. School-subsidiaries that were registered as requiring reasonable returns (similar to a for-profit entity) are subject to enterprise income taxes but may be eligible for preferential tax treatment to be determined by the relevant taxing authorities. Prior to January 1, 2008 in certain cities, schools that were registered as requiring reasonable returns were subject to a 33% standard enterprise income tax, while in other cities, similar schools are subject to a 1.5% to 3.3% tax on gross receipts in lieu of the 33% standard enterprise income tax or exempted from the enterprise income tax. The subsidiaries of New Oriental China other than its school-subsidiaries were subjected the 33% standard enterprise income tax. On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises. Since January 1, 2008, in certain cities, schools that were registered as requiring reasonable returns are subject to a 25% standard enterprise income tax , while in other cities, similar schools are subject to a 2% to 3% tax on gross receipts in lieu of the 25% standard enterprise income tax or exempted from the enterprise income tax. The subsidiaries of New Oriental China other than its school-subsidiaries are subjected the 25% standard enterprise income tax.

In December 2008, under the New EIT regime, two of the four wholly-owned subsidiaries of the Company in the PRC, Beijing Decision and Beijing Hewstone, which were in the tax holiday of “3-year half rate” since January 1, 2008, were granted the status of high and new technology enterprise (“HNTE”) in Beijing which would be effective for three years with effective from January 1, 2008. As a result, each of them believes that half reduction from the preferential tax rate of 15% can by enjoyed from January 1, 2008 to December 31, 2010 so long as it continues to qualify as a HNTE. New Oriental China and other wholly-owned subsidiaries of the Company are levied on a rate of 25% since January 1, 2008.

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods (“Circular 157”). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, the Group interpreted the law to mean that if an HNTE entity was in a tax holiday period, including “2-year exemption plus 3-year half rate”, “5-year exemption plus 5-year half rate” and other tax exemptions and reductions, where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to HNTE status under the New EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either the lower of 15% or 50% of the standard PRC tax rate (i.e. currently 25%). Circular 157 is unclear as to whether its effect is retrospective but the Group understands that the State Administration of Taxation has recently taken the position that the Circular applies only to tax years commencing from January 1, 2010.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

In addition, the Group consulted the relevant local tax district and was confirmed that entities that qualify for “3-year exemption plus 3-year half rate” tax holiday as HNTEs and which are registered in the Zhongguancun High and New Technology industrial Zones of Beijing, notwithstanding Circular 157, will continue to pay tax at the rate of 7.5%. As a consequence, because relevant entities of the Group, Beijing Decision and Beijing Hewstone, enjoying “3-year exemption plus 3-year half rate” HTNE status are registered in the Zhongguancun High and New Technology industrial Zones of Beijing, the Group does not believe that Circular 157 has any effect on its tax position.

The Group uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group expects that the status of Beijing Decision and Beijing Hewstone as HNTE will be renewed for an additional three years beyond the initial three year period ending December 31, 2010. In addition, the temporary differences are expected to be reversed prior to the expiration of tax holiday of “3-year half rate”, also ending December 31, 2010. Therefore, the deferred tax balances of the Group are calculated at a rate of 25% except for Beijing Decision and Beijing Hewstone, for which deferred tax balances are calculated at a rate of 7.5% for being HNTE and within tax holiday of “3-year half rate”.

Significant components of the Group’s deferred tax assets and liabilities were as follows as:

	As of May 31,
	2009	2010
	US$	US$
Current deferred tax assets
Allowance doubtful accounts	50	49
Accrued expenses	1,600	3,235

Total current deferred tax assets	1,650	3,284
Less: valuation allowance	(29)	(302)

Current deferred tax assets, net	1,621	2,982

Non-current deferred tax assets
Net operating loss carry-forwards	1,864	3,098
Pre-operating expenses	51	21

Total non-current deferred tax assets	1,915	3,119
Less: valuation allowance	(838)	(1,552)

Non-current deferred tax assets, net	1,077	1,567

Non-current deferred tax liabilities
Acquired intangible assets	(157)	(137)

Total non-current deferred tax liabilities	(157)	(137)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

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

The Group had net operating loss carried forward of US$13,487 from certain subsidiaries of New oriental China for the year ended May 31, 2010 which will expire on various dates from May 31, 2011 to May 31, 2015.

A reconciliation of the effective tax rates from the 25% statutory tax rates was as follows for the years ended May 31, 2008, 2009 and 2010:

	Years ended May 31,
	2008	2009	2010
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Permanent differences	6.58	8.00	4.96
Tax effect of income taxed at different rates	(0.61)	(0.33)	(0.56)
Effect of tax exemption granted to PRC subsidiaries	(24.69)	(21.85)	(23.43)
Effect on income taxes due to changes in tax rates under the new law for certain subsidiaries	0.68	—	—
Changes in valuation allowance	(0.02)	(0.17)	1.18

Total provision for income taxes	6.94	10.65	7.15

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

If the tax holidays granted to Beijing Decision, Beijing Hewstone and certain school-subsidiaries of New Oriental China were not available, provision for income taxes and earnings per share would be as follows:

	For the years ended May 31,
	2008	2009	2010
	US$	US$	US$
Provision for income taxes	15,468	22,569	25,472

Net income per share attributable to New Oriental Education & Technology Group Inc. - basic	0.22	0.26	0.35

Net income per share attributable to New Oriental Education & Technology Group Inc. - diluted	0.21	0.25	0.34

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Group of approximately US$106,579 at May 31, 2010 are considered to be indefinitely reinvested under Accounting Principles Board Opinion and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of May 31, 2010, the Group has not declared any dividends.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended May 31, 2008, 2009 and 2010. The Group expects that the changes in the unrecognized tax benefits within the next twelve months would not be material.

Subsidiaries and variable interest entity of the Company and the subsidiaries of the variable interest entity are subject to taxation in China. Their tax years from 2006 to 2010 are subject to examination by the tax authorities.

15.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2008	2009	2010
	US$	US$	US$
Numerator used in basic and diluted net income per share:
Net income attributable to
New Oriental Education & Technology Group Inc.	49,013	61,016	77,789

Net income available for future distribution	49,013	61,016	77,789

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	149,992,200	149,090,088	150,952,249

Plus incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	6,456,901	4,438,295	3,879,384

Weighted average common shares outstanding used in computing diluted net income per share	156,449,101	153,528,383	154,831,633

Net income per share attributable to New Oriental Education & Technology Group Inc. - basic	0.33	0.41	0.52

Net income per share attributable to New Oriental Education & Technology Group Inc. - diluted	0.31	0.40	0.50

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

15.	NET INCOME PER SHARE - continued

In February 2007, October 2007, October 2008 and March 2009, the Company transferred 4,000,000, 2,000,000, 3,000,000 and 4,000,000 common shares respectively to its depositary bank representing 3,250,000 ADSs to be issued to employees and non-employees upon the exercise of their vested share options and vesting of NES. As of May 31, 2010, 8,038,200 shares out of these 13,000,000 shares had been issued to the employees and non-employees upon exercise of their share options and 1,391,896 NES had been issued to employees upon vesting of their shares. 3,569,904 share option and NES remained available for future issuances. As a result, 3,569,904 common shares were excluded in computing basic and diluted net income per share.

16.	RELATED PARTY TRANSACTION

The Group had the following balances with related parties:

			Amounts due from related parties - non-current As of May 31,		Amounts due to related parties - current As of May 31,
	Notes	Relationship	2009	2010	2009	2010
			US$	US$	US$	US$
Mr. Michael Yu Minhong	(1)	Director	—	—	14	14
Mr. Ma Yonggang	(2)	Employee	396	396	88	—

			396	396	102	14

(1)	Amount due to Mr. Michael Yu Minhong represented reimbursable expenses.
(2)	Amount due from Mr. Ma Yonggang, the principal of Mingshitang, represented advance to him.

All related party balances were non-interest bearing and unsecured with no fixed repayment terms.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

17.	COMMITMENTS

Operating leases

The Group leases offices, classroom, and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows at May 31, 2010:

Continuing operations
US$
Years ending May 31:
2011	41,668
2012	37,772
2013	32,310
2014	25,891
2015	18,779
Thereafter	16,175

172,595

Rent expenses for all cancelable and non-cancelable leases were approximately US$23,317, US$36,743 and US$46,856 for the years ended May 31, 2008, 2009 and 2010, respectively.

Capital commitment

At May 31, 2010, future minimum capital commitments under non-cancelable construction premise were as follows:

US$
Capital commitment for the purchase of property and equipment	219
Capital commitment for leasehold improvements	824

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

18.	SEGMENT INFORMATION - continued

For the year ended May 31, 2009

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	255,842	8,620	28,105	292,567

Operating costs and expenses:
Cost of revenues	(96,567)	(5,631)	(9,400)	(111,598)
Selling and marketing	(26,870)	(263)	(7,573)	(34,706)
General and administrative	(42,500)	(2,774)	(4,599)	(49,873)

Total operating costs and expenses	(165,937)	(8,668)	(21,572)	(196,177)

Unallocated corporate expenses	—	—	—	(35,470)

Operating income (loss)	89,905	(48)	6,533	60,920

Segment assets	158,599	43,067	38,917	240,583
Unallocated corporate assets	—	—	—	228,819

Total assets	158,599	43,067	38,917	469,402

For the year ended May 31, 2010

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	337,209	9,860	39,238	386,307

Operating costs and expenses:
Cost of revenues	(127,069)	(5,532)	(13,991)	(146,592)
Selling and marketing	(42,985)	(211)	(8,916)	(52,112)
General and administrative	(61,992)	(2,720)	(6,924)	(71,636)

Total operating costs and expenses	(232,046)	(8,463)	(29,831)	(270,340)

Unallocated corporate expenses	—	—	—	(38,653)

Operating income	105,163	1,397	9,407	77,314

Segment assets	229,900	43,542	61,708	335,150
Unallocated corporate assets	—	—	—	261,270

Total assets	229,900	43,542	61,708	596,420

Geographical Disclosures - The Company primarily operates in the PRC. All of the identifiable assets of the Company are located in the PRC.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

19.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$3,312, US$6,297 and US$9,439 for the years ended May 31, 2008, 2009 and 2010, respectively.

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

The Group transferred an aggregate of $3,537, $2,423 and US$136 to the statutory reserves during the years ended May 31, 2008, 2009 and 2010, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2008, 2009 AND 2010

(In thousands, except share and per share data)

20.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC variable interest entity and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC variable interest entity and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Restricted net assets totaled approximately US$147,438 as of May 31, 2009 and US$203,991 as of May 31, 2010.

21.	SUBSEQUENT EVENTS

On August 24, 2010, New Oriental China signed an agreement to acquire 100% equity interest in Newave Education, a Shanghai based private school that specialized in tutoring English for students aged from 3 to 17, for an initial cash consideration of US$3,660. The remaining contingent consideration will be up to US$10,980 when certain specified contingent conditions are satisfied. A deposit of US$1,469 had been paid. The Group is in the process of preparing the purchase price allocation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2009	2010
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	67,903	51,728
Prepaid expense and other current assets	469	418
Amounts due from related parties	38,866	38,787

Total current assets	107,238	90,933
Investments in subsidiaries and variable interest entity	245,934	340,307

Total assets	353,172	431,240

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	1,595	308
Amounts due to related parties	331	3,365

Total current liabilities	1,926	3,673

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2009 and 2010, respectively; 152,004,707 and 155,379,387 shares issued and outstanding as of May 31, 2009 and 2010, respectively)	1,500	1,518
Additional paid-in capital	166,370	164,975
Retained earnings	159,973	237,762
Accumulated other comprehensive loss	23,403	23,312

Total equity	351,246	427,567

Total liabilities and equity	353,172	431,240

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2008	2009	2010
	US$	US$	US$
Operating costs and expenses:
Cost of revenues	707	316	657
Selling and marketing	226	225	117
General and administrative	9,468	16,965	15,746

Total operating costs and expenses	10,401	17,506	16,520

Operating loss	(10,401)	(17,506)	(16,520)
Other expenses	—	—	(250)
Interest income	5,675	1,261	98
Equity in earnings of subsidiaries and variable interest entity	53,739	77,261	94,461

Net income	49,013	61,016	77,789

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company Statements of Equity and Comprehensive Income

(In thousands, except share data)

					Accumulated other comprehensive income	Total shareholders’ equity
			Additional paid-in capital
	Common shares			Retained earnings			Comprehensive income
	Unrestricted	Amount
	shares	US$	US$	US$	US$	US$	US$
Balance at June 1, 2007	152,004,707	1,491	189,445	49,944	6,100	246,980
Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	2,000,000	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	28	8,665	—	—	8,693
Non-vested equity shares vested	—	2	(2)	—	—	—
Share based compensation expense	—	—	8,742	—	—	8,742
Shares repurchase	(1,806,800)	(18)	(29,180)	—	—	(29,198)
Waived rental expense by a minority shareholder	—	—	124	—	—	124
Comprehensive income:
Net income	—	—	—	49,013	—	49,013	49,013
Foreign currency translation adjustment	—	—	—	—	14,326	14,326	14,326

Total comprehensive income							63,339

Balance at May 31, 2008	152,197,907	1,503	177,794	98,957	20,426	298,680

Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	3,000,000	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	13	5,308	—	—	5,321
Non-vested equity shares vested	—	6	(6)	—	—	—
Share based compensation expense	—	—	16,750	—	—	16,750
Shares repurchase	(2,193,200)	(22)	(33,498)	—	—	(33,520)
Waived rental expense by a minority shareholder	—	—	22	—	—	22
Comprehensive income:
Net income	—	—	—	61,016	—	61,016	61,016
Foreign currency translation adjustment	—	—	—	—	2,977	2,977	2,977

Total comprehensive income							63,993

Balance at May 31, 2009	153,004,707	1,500	166,370	159,973	23,403	351,246

Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	4,000,000	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	28	12,408	—	—	12,436
Non-vested equity shares vested	—	6	(6)	—	—	—
Share based compensation expense	—	—	16,183	—	—	16,183
Shares repurchase	(1,625,320)	(16)	(29,980)	—	—	(29,996)
Comprehensive income:
Net income	—	—	—	77,789	—	77,789	77,789
Foreign currency translation adjustment	—	—	—	—	(91)	(91)	(91)

Total comprehensive income							77,698

Balance at May 31, 2010	155,379,387	1,518	164,975	237,762	23,312	427,567

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2008	2009	2010
	US$	US$	US$
Cash flows from operating activities:
Net income	49,013	61,016	77,789
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(53,739)	(77,261)	(94,461)
Share-based compensation expense	8,742	16,750	16,183
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(461)	484	51
Accrued expenses and other current liabilities	3,842	(3,602)	(1,290)
Amounts due from/to related parties	(50)	(29,022)	3,113

Net cash provided by (used in) operating activities	7,347	(31,635)	1,385

Cash flows from investing activities:
Investment in subsidiary	(1)	—	—

Net cash used in investing activities	(1)	—	—

Cash flows from financing activities:
Proceeds from issuance of common shares upon exercise of share option	8,274	5,322	12,436
Payment of remaining issuance cost relating to follow on offering	(272)	—	—
Cash paid for shares repurchase	(27,263)	(35,455)	(29,996)

Net cash used in financing activities	(19,261)	(30,133)	(17,560)

Net decrease in cash and cash equivalents	(11,915)	(61,768)	(16,175)
Cash and cash equivalents, beginning of year	141,586	129,671	67,903

Cash and cash equivalents, end of year	129,671	67,903	51,728

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Note to the Financial Statements

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information-Financial Statement Schedule I - continued

Condensed Financial Information of Parent Company

Note to the Financial Statements

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2009 and 2010:

	May 31,
	2009	2010
	US$	US$
Amount due from related parties:
Beijing Judgment	17,000	17,000
Beijing Hewstone	7,500	6,000
Beijing Decision	7,500	7,500
Winner Park	2	5
Smart Shine	5,002	5,005
New Oriental China	516	516
Elite Concept Holdings Limited	1,346	2,761

	38,866	38,787

Amount due to related parties:
New Oriental China	—	2,797
Beijing Judgment	252	392
Beijing Hewstone	41	85
Beijing Decision	38	91

	331	3,365

All related party balances were non-interest bearing and unsecured.