Form 20-F
period 2011-05-31
New Oriental Education & Technology Group Inc.
filed 2011-10-14
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2011.

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

Tel: +(86 10) 6260-5566

E-mail: louishsieh@xdf.cn

Fax: +(86 10) 6260-5511

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing one common share*	New York Stock Exchange

Common shares, par value US$0.01 per share	New York Stock Exchange**

*	Effective August 18, 2011, the ratio of ADSs to our common shares was changed from one ADS representing four common shares to one ADS representing one common share.
**	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 158,379,387 common shares, par value US$0.01 per share, as of May 31, 2011.

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

•	“shares” or “common shares” refers to our common shares, par value US$0.01 per share;

•

“ADSs” refers to our American depositary shares. Prior to August 18, 2011, each of our ADSs represented four common shares. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. Except as otherwise noted, this change in our ADS to common share ratio has been retroactively reflected in all net income per ADS data included in this annual report on Form 20-F; and

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

Our Selected Consolidated Financial Data

The following selected consolidated condensed financial data as of May 31, 2007, 2008, 2009, 2010 and 2011 and for the years ended May 31, 2007, 2008, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Effective December 1, 2007, we changed our reporting currency from RMB to the U.S. dollar in order to improve research analysts’ and investors’ ability to compare our financial results with other publicly-traded companies and to simplify our earnings release presentation. In order to allow for comparison to the financial results for the years ended May 31, 2008, 2009, 2010 and 2011, the financial data for the year ended, and as of, May 31 2007 has been restated to reflect U.S. dollars as the reporting currency according to the policy described in “Note 2—Significant Accounting Policies—Foreign currency translation” in the notes accompanying our financial statements which are included at the end of this annual report.

	For the Years Ended May 31,
(in thousands of US$, except share, per share and per ADS data)	2007	2008	2009	2010	2011
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	123,543	183,917	266,389	352,857	508,439
Books and others	9,060	17,086	26,178	33,450	49,433

Total net revenues	132,603	201,003	292,567	386,307	557,872
Operating costs and expenses(1):
Cost of revenues	(53,744)	(77,219)	(112,011)	(147,261)	(222,625)
Selling and marketing	(16,549)	(25,617)	(38,947)	(58,396)	(82,797)
General and administrative	(36,218)	(52,832)	(80,689)	(103,336)	(155,412)
Loss on disposal of subsidiaries	—	—	—	—	(1,537)

Total operating costs and expenses	(106,511)	(155,668)	(231,647)	(308,993)	(462,371)

Operating income	26,092	45,335	60,920	77,314	95,501
Other income (expense):
Interest income	4,730	8,035	6,599	6,474	13,017
Interest expense	(416)	—	—	—	—
Miscellaneous income (expense), net	(105)	(886)	590	(252)	1,257

Income before provisions for income taxes and noncontrolling interest	30,301	52,484	68,109	83,536	109,775
Provision for income taxes:
Current	(2,231)	(3,839)	(8,399)	(7,845)	(9,390)
Deferred	401	195	1,143	1,871	1,154

Provision for income taxes	(1,830)	(3,644)	(7,256)	(5,974)	(8,236)

Net income	28,471	48,840	60,853	77,562	101,539

Add: Net loss attributable to noncontrolling interest(2)	128	173	163	227	235

Net income attributable to New Oriental Education & Technology Group Inc.	28,599	49,013	61,016	77,789	101,774

Net income per share and net income per ADS attributable to New Oriental Education & Technology Group Inc. – basic(3)	0.21	0.33	0.41	0.52	0.66

Net income per share and net income per ADS attributable to New Oriental Education & Technology Group Inc. – diluted(3)	0.20	0.31	0.40	0.50	0.65

Shares used in calculating basic net income per share	134,218,191	149,992,200	149,090,088	150,952,249	153,253,065

Shares used in calculating diluted net income per share	142,093,794	156,449,101	153,528,383	154,831,633	156,071,833

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2007	2008	2009	2010	2011
Cost of revenues	277	707	316	657	900
Selling and marketing	109	226	225	117	—
General and administrative	4,261	7,809	16,209	15,409	14,145

Total	4,647	8,742	16,750	16,183	15,045

(2)	Amounts in relation to noncontrolling interests, formerly named minority interest, for the years ended May 31, 2007, 2008 and 2009 are reclassified in accordance with authoritative guidance regarding the noncontrolling interests, which we adopted on June 1, 2009.
(3)	Each ADS represents one common share. Effective August 18, 2011, the ratio of ADSs to our common shares was changed from one ADS representing four common shares to one ADS representing one common share.

The following table presents a summary of our consolidated balance sheet data as of May 31, 2007, 2008, 2009, 2010 and 2011:

	As of May 31,
(in thousands of US$)	2007	2008	2009	2010	2011
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	204,396	208,440	254,772	281,104	317,260
Total assets	316,090	396,743	469,402	596,420	863,370
Total current liabilities	68,872	97,886	117,761	168,705	288,000
Total liabilities	68,872	97,886	117,918	168,842	289,147
Total shareholders’ equity	246,980	298,680	351,246	427,567	574,223
Noncontrolling interest	238	177	238	11	—
Total equity	247,218	298,857	351,484	427,578	574,223

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, including in “Note 2—Significant Accounting Policies—Foreign currency translation” in the notes accompanying our financial statements, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4786 to US$1.00, the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on May 31, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 7, 2011, the noon buying rate was RMB6.3745 to US$1.00.

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

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB Per US$ 1.00)
Fiscal Year 2007	7.6516	7.8473	7.6463	8.0225
Fiscal Year 2008	6.9400	7.3368	6.9377	7.6680
Fiscal Year 2009	6.8278	6.8298	6.7800	6.9633
Fiscal Year 2010	6.8305	6.8276	6.8229	6.8371
Fiscal Year 2011	6.4786	6.6556	6.4786	6.8323
2011
April	6.4900	6.5267	6.4900	6.5477
May	6.4786	6.4957	6.4786	6.5073
June	6.4635	6.4746	6.4628	6.4830
July	6.4360	6.4575	6.4360	6.4720
August	6.3778	6.4036	6.3778	6.4401
September	6.3780	6.3885	6.3780	6.3975
October (through October 7, 2011)	6.3745	6.3752	6.3745	6.3780

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from the average of daily rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In recent years, we have invested significantly in brand promotion initiatives. We cannot assure you that these or our other marketing efforts will be successful in promoting our brand to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our programs, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected. In addition, any negative publicity relating to our company or our programs and services, regardless of its veracity, could harm our brand image and in turn adversely affect our business and operating results.

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

We have increased the number of our schools in China from three in 2001 to 54 by the end of May 2011, and we increased the number of our learning centers in China from 23 in 2001 to 433 by the end of May 2011. We plan to continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

As part of our business strategy, we have pursued and intend to continue to pursue selective strategic acquisitions of businesses that complement our existing businesses. Acquisitions expose us to potential risks, including risks associated with the diversion of resources from our existing businesses, difficulties in successfully integrating the acquired businesses, failure to achieve expected growth by the acquired businesses and an inability to generate sufficient revenue to offset the costs and expenses of acquisitions. If the revenue and cost synergies that we expect to achieve from our acquisitions do not materialize, we may have to recognize impairment charges. For example, in June 2008 we acquired a 60% equity stake in Beijing Haidian Mingshitang Exam Training Education School, or Mingshitang School, a Beijing-based private school that specializes in tutoring students seeking to retake the Chinese college entrance examination, and in September 2008 we acquired Changchun Tongwen Gaokao Training Education School, or Tongwen Gaokao School, which provides services similar to those of Mingshitang School. In the fiscal year ended May 31, 2010, we recognized a goodwill impairment loss of US$76,000 arising from the acquisitions of Mingshitang School and Tongwen Gaokao School. We disposed Mingshitang School in April 2011 and recorded a loss of US$1.2 million on the disposal. As another example, in September 2010, we completed the acquisition of a 100% equity interest in Newave Education, a K-12 English language school in Shanghai. Due to breach of contract by the seller of Newave Education, we submitted a request for arbitration to the China International Economic and Trade Arbitration Commission for full refund of the purchase consideration which we had paid. The case was accepted in August 2011.

If any one or more of the aforementioned risks associated with acquisitions materialize, our acquisitions may not be beneficial to us and may have a material adverse effect on our business, financial condition and results of operations.

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

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests that were previously offered in paper format only are now offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Further, we understand the Chinese Ministry of Education has been discussing reforms of the curriculum of primary and secondary schools. Therefore, school curriculum will likely undergo changes, and our tutoring programs and materials will need to be adapted for such changes. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be materially and adversely affected.

We provide preparation courses for both overseas and domestic admissions and assessment tests. In the fiscal year ended May 31, 2011, we derived a significant portion of our revenues from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests as a requirement for admission or graduation. However, the use of admissions tests in China may decline or fall out of favor with educational institutions and government authorities. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and the CET 6 exams. The reform, among other things, limited these exams only to college students starting from 2007 and has effectively limited the pool of potential students for our CET 4 and CET 6 exam preparation courses to college students only. More recently, educational institutions and government authorities in China have initiated discussions and conducted early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2009, 76 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, although students admitted in this manner still need to meet certain thresholds in the national college entrance exam. It has been reported that the number of such universities and colleges will further increase. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for certain of our services may decline, and our business may be materially and adversely affected.

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

We have experienced and may continue to experience a decrease in our margins.

Many factors may cause our gross and net margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of five and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. In our fiscal year ended May 31, 2011, the average class size for our short-term language training and test preparation courses was approximately 15 students per class, which decreased from approximately 21 students per class in the previous fiscal year. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. Our net margin for our fiscal year ended May 31, 2011 was 18.2%, down from 20.1% in the previous fiscal year. This decrease was partly due to the increase in demand for our smaller-sized classes. In addition, our new investments and acquisitions may also cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to increasing demand for our smaller-sized classes and/or other factors.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. Historically, our courses tend to have the largest student enrollments in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our language training and other courses during the winter school holidays. Our expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments and revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. In addition, other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. For example, the Beijing Olympic Games held in August 2008 negatively impacted our business in the fiscal quarter ended August 31, 2008 due to transportation and security logistics arrangements in Beijing and some distractions from classes as the nation enjoyed the Olympic Games. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We started professional certification preparation programs in 2007, which include preparation for the PRC bar exam, certified public accountant exam, and the civil service exam. Also in 2007, we established our pre-school business with the opening of our first kindergarten in Beijing. In 2008, we launched our “New Oriental U-Can (Non-English)” training program, which targets middle and high school students in China from ages 13 to 18 who are preparing for the college entrance examination in China, known as the “gaokao.” The gaokao is required for admission to bachelor degree programs and most associate degree programs at colleges and universities in China. Some of these operations have not generated significant or any profit to date, and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

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

We derived approximately 50% of our total net revenues for the fiscal year ended May 31, 2011 from our operations in Beijing, Shanghai, Wuhan and Guangzhou, and we expect these four cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2011, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

In some cities, our schools are registered as schools that require reasonable returns, while in other cities, our schools are registered as schools that do not require reasonable returns. The current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns,” (iii) change the preferential tax treatment policies applicable to private schools, or (iv) restrict a private school’s ability to make payments to related parties for services. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting New Oriental China’s and its subsidiaries’ operations could materially and adversely affect our business prospects and results of operations. For example, if the PRC government imposes additional limitations on private schools’ ability to operate their business or restricts private schools from making payments to related parties for services, our ability to receive service fees from our affiliated schools may be limited or we may have to reorganize our group structure.

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

PRC laws and regulations currently prohibit foreign ownership of primary and middle schools for students in grades one to nine in China. New Oriental China controls and operates a private primary and secondary school in Yangzhou and a private secondary school in Beijing, which may enter into contractual arrangements with our wholly owned subsidiaries in China in the future to pay teaching support and other fees to our subsidiaries in exchange for their services. As the provision of private primary and middle school services is a heavily regulated industry in China, the existing and any new primary or middle schools that New Oriental China or any of its subsidiaries establishes or acquires in the future may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. If the results of the investigations are unfavorable to us, we may be subject to fines, injunctions or other penalties that could have an adverse impact on our results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could harm our business.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, conversion of foreign exchange into Renminbi or changes in tax regulations that are applicable to us. In addition, future actions or policies of the PRC government to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could materially affect our liquidity and access to capital and our ability to operate our business.

A severe and prolonged global economic recession, particularly the resulting slowdown or recession in the Chinese economy, may adversely affect our business, results of operations and financial condition.

Recent global market and economic conditions have been unprecedented and challenging with recessions in most major economies persisting in 2009 and significant market volatility since that time. Continued concerns about the systemic impact of a potentially long-term and widespread recession have contributed to increased market volatility and diminished expectations for economic growth around the world. The Chinese economy also faces challenges. The stimulus plans and various other measures adopted by the PRC government may not work effectively to maintain sustained economic growth in China or avert a severe economic downturn. Since we derive substantially all of our revenues in China, any persistent slowdown in the Chinese economy may have negative impacts on our business, operating results and financial condition in a number of ways. For example, student enrollments in some of our programs may grow more slowly or even decline due to declining disposable income and economic uncertainty. In addition, further disruptions of the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

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

SAFE issued a public notice in October 2005 and its new implementation rules in April 2011, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our beneficial owners immediately before our initial public offering who are PRC residents had registered with the local SAFE branch prior to our initial public offering as required under the SAFE notice. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends or repay loans in foreign exchange to our company or otherwise adversely affect our business.

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

We have made the Circular 78 registration with a SAFE’s local branch on behalf of employees who hold significant numbers of options. However, since Circular 78 is relatively new and its interpretations and application of this circular involves uncertainties, although we have made the commercial best efforts to comply with the Circular 78 based on the market practice, if it is determined that we do not fully comply with Circular No. 78 or other applicable regulations, we and participants of our share incentive plan who are PRC citizens may be subject to fines and legal sanctions and government agencies may prevent us from further granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations and other awards.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. China’s consumer price index, the broadest measure of inflation, rose by 4.9% in January 2011 from the level in January 2010. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees has also increased in recent years. Continuing increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the People’s Bank of China announced that it has decided to proceed further with reform of the Renminbi exchange regime and to enhance the Renminbi exchange rate flexibility. In 2010, the appreciation of Renminbi against the U.S. dollar reached 3.0% in total. It is difficult to predict how the RMB exchange rates may change in the future. In addition, there remains international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. The EIT Law provides that preferential tax treatments will be granted to industries and projects that are strongly supported and encouraged by the state, and that enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” will be entitled to a preferential enterprise income tax rate. The implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008, respectively, have stipulated new criteria for such “high and new technology enterprises,” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments.

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

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas, effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

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

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer such that gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. There is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. As a result, we and our non-resident investors may have the risk of being taxed under Circular 698 and may be required to spend valuable resources to comply with Circular 698 or to establish that we or our non-resident investors should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

There are uncertainties with respect to security examinations of the foreign acquisition of PRC domestic enterprises.

On February 3, 2011, the PRC State Council promulgated a Notice regarding Establishment of Rules in relation to Security Examination on Foreign Acquisition of PRC Domestic Enterprises, or the Security Examination Rules, which provides that the foreign acquisition of PRC domestic enterprises within certain industries shall be subject to a special security examination before such acquisition can be approved. The Ministry of Commerce subsequently promulgated implementing provisions to the Security Examination Rules on August 25, 2011, which further provide that foreign purchasers shall not use contractual control arrangements to evade the Security Examination. We believe we do not fall within the scope of the Security Examination provided under the Security Examination Rules, however, as the Security Examination Rules and the implementing provisions are new and the scope of the security examination may be subject to change from time to time. However, we cannot assure you that we will not be subject to such security examination in our future acquisitions, and if we are, the approval process of our acquisition may substantially delayed or even be unsuccessful.

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

Substantial sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, certain holders of our common shares have the right to cause us to register the sale of their shares under the U.S. Securities Act of 1933, as amended, or the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline. If any existing shareholder or shareholders sell a substantial amount of common shares, the market price of our ADSs could decline.

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

We may be classified as a “passive foreign investment company”, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

A non-U.S. corporation, such as our company, will be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for any taxable year if either, (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2011 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2011. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

We and certain selling shareholders of our company completed an initial public offering and listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “EDU” in September 2006. In February 2007, we and certain selling shareholders of our company completed an additional public offering of ADSs. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, the People’s Republic of China. Our telephone number at this address is +(8610) 6260-5566. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 47 cities in China. Our agent for service of process in the United States in connection with our registration statements on Form F-1 for our initial public offering and the additional offering in February 2007 is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

For information on our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Acquisitions and Disposals

In June 2008, we completed the acquisition of a 60% equity stake in Mingshitang School, a Beijing-based private school that specializes in tutoring students seeking to retake the gaokao, the Chinese college entrance examination. In April 2011, we disposed our 60% equity interest in Mingshitang School to the principal of Mingshitang School. We recorded a US$1.2 million loss on the disposal.

In September 2008, we completed the acquisition of Tongwen Gaokao School, a Changchun-based school that specializes in tutoring students seeking to retake the gaokao. In connection with this acquisition, we also acquired a small private high school with approximately 30 students affiliated with Tongwen Gaokao School.

In September 2010, we completed the acquisition of a 100% equity interest in Newave Education, a K-12 English language school in Shanghai. Due to breach of contract by the seller of Newave Education, we submitted a request for arbitration to the China International Economic and Trade Arbitration Commission for a full refund of the purchase consideration we had paid. The case was accepted in August 2011.

In May 2011, we disposed our 100% equity interest in Tomorrow Oriental, a subsidiary providing software development services, to the general manager of Tomorrow Oriental. We recorded a US$0.4 million loss on the disposal.

B.	Business Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products, consisting primarily of English and other foreign language training, test preparation courses for admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. We provide educational services under our “New Oriental” brand, which we believe is the leading consumer brand in China’s private education sector.

Since our inception in 1993, we have had approximately 11.2 million cumulative student enrollments. In the fiscal year ended May 31, 2011, we had approximately 2,089,000 student enrollments, including approximately 1,117,000 student enrollments in our language training programs and approximately 972,000 student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$292.6 million for the fiscal year ended May 31, 2009 to US$557.9 million for the fiscal year ended May 31, 2011, representing a compound annual growth rate, or CAGR, of 38.1%. Net revenues from our language training and test preparation courses accounted for 87.4%, 87.3% and 87.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2009, 2010 and 2011. Net income attributable to New Oriental Education & Technology Group Inc. increased from US$61.0 million in the fiscal year ended May 31, 2009 to US$101.8 million in the fiscal year ended May 31, 2011, representing a CAGR of 29.2%.

Our Network

We deliver our educational programs, services and products to students through an extensive physical network of 54 schools, 433 learning centers and 28 bookstores operated by us, over 5,000 third-party bookstores and approximately 11,700 teachers in 47 cities as of May 31, 2011, as well as through our online network, which has over 6.7 million registered users. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We plan to continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

All of our schools, learning centers and bookstores operate under our “New Oriental” brand. Our hub schools in major cities consist of classrooms and administrative facilities with full student and administrative services, while our schools in satellite cities and our learning centers consist primarily of classroom facilities and limited course registration and management capabilities. We select new locations based on various factors, including demographics and the number of colleges in, and the economic condition of, the particular region. We have opened bookstores in our established schools to primarily sell educational materials relating to our courses and also sell self-help, know-how, inspirational and other books.

We lease all of our facilities except for our Yangzhou school, part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming and Wuhan. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2011.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	4	65	1
Shanghai	2	68	1
Guangzhou	1	15	1
Wuhan	1	25	1
Yangzhou	1	—	—
Tianjin	1	12	1
Xi’an	1	11	1
Nanjing	2	11	1
Shenyang	1	10	1
Chongqing	1	9	1
Chengdu	1	15	1
Shenzhen	1	10	—
Xiangfan	1	5	—
Taiyuan	1	9	1
Haerbin	1	11	1
Changsha	1	14	1
Jinan	1	15	1
Zhengzhou	1	12	1
Hangzhou	1	12	1
Changchun	3	11	1
Shijiazhuang	1	5	1
Suzhou	1	9	1
Zhuzhou	1	2	—
Anshan	1	3	—
Hefei	1	7	1
Kunming	1	12	1
Wuxi	1	3	—
Foshan	1	2	—
Fuzhou	1	9	1
Yichang	1	—	—
Nanchang	1	13	1
Jingzhou	1	2	—
Dalian	1	5	1
Lanzhou	1	5	1
Huangshi	1	1	—
Ningbo	1	4	1
Xiamen	1	3	—
Qingdao	1	3	1
Nanning	1	2	—
Xuzhou	1	1	1
Xiangtan	1	—	—
Zhenjiang	1	1	—
Luoyang	1	1	—
Nantong	1	—	—
Jilin	1	—	—
Guiyang	1	—	—
Hohhot	1	—	—

Total	54	433	28

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a full-time secondary school in Beijing, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We update and expand our course offerings frequently in response to evolving market needs. We currently have a full-time staff of approximately 250 people involved in our centralized curriculum development process. Our program, service and product offerings are generally divided into six areas: language training; test preparation; primary and secondary schools and kindergartens; educational content, software and other technology development and distribution; online education; and other services and products.

Language Training Courses

Our language training courses primarily consist of various types of English language training courses. We also provide training courses for other foreign languages, including German, Japanese, French, Korean and Spanish. In our fiscal year ended May 31, 2011, we had approximately 1,117,000 student enrollments in our language training courses, of which over 97% were in our English language training courses.

We recognize that students progress at different rates when learning foreign languages, and our large number of students allows us to offer suitable courses at many different levels of proficiency. While we offer English to students of all age groups and with various motivations for learning English, we generally categorize our English language training courses into the following areas: (i) English for adults; (ii) English for children, including our “Pop Kids” English program; (iii) English for middle school and high schools students; and (iv) ”Elite English” for high-income adults and children of high-income families.

English for Adults. Historically, this has been the primary component of our English language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency.

Our English for adults program offers courses designed to teach and improve students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for 6 to 12 weeks with classroom instruction one to four times per week for two to five hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of our English for adults courses typically range from 1 to approximately 150 students per class.

In our fiscal year ended May 31, 2011, we had approximately 243,000 student enrollments in our English for adults courses and approximately 25.9%, 15.2% and 5.2% of the total enrollments were for courses taught in Beijing, Shanghai and Wuhan, respectively. Course fees for our English for adults courses range from approximately RMB200 to approximately RMB3,000 per course.

English for Children. We established our English for children program in 2002 for children in kindergarten through grade six and it has achieved rapid growth since that time. We designed our English for children program based upon the following principles: (i) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula and the skills and abilities of the individual child and adapting to his or her particular needs; (ii) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (iii) we help children develop a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2004, we established our “Pop Kids” English learning centers at which we attempt to immerse young kids in a fun and interactive English-speaking environment dedicated solely to children.

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

To enhance our Pop Kids English program, we cooperate with the Sino-British Academic Exchange Center for Education Measurement (SBC), Cambridge ESOL’s sole representative in China, for the administration of the Cambridge Young Learners English exam (YLE) to our students in the Pop Kids English program. Cambridge ESOL is a not-for-profit department of the University of Cambridge focusing on examinations for the English language. We currently are administering the YLE exam for our POP Kids English students in 24 cities.

In our fiscal year ended May 31, 2011, we had approximately 546,000 student enrollments in our English for children program and approximately 12.2%, 7.8% and 7.8% of the enrollments took place in Wuhan, Guangzhou and Shanghai, respectively. Course fees for our English for children courses range from approximately RMB100 to approximately RMB2,000 per course.

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

In our fiscal year ended May 31, 2011, we had approximately 239,000 student enrollments in our English language training courses for middle school and high school students, and approximately 19.4%, 8.5%, and 4.7% of the enrollments took place in Beijing, Xi’an and Nanchang, respectively. Course fees for our English training courses for middle school and high school students range from approximately RMB200 to approximately RMB3,500 per course.

“Elite English” for High-Income Adults and Children of High-Income Families. With the rapid economic growth of China in the past three decades and increased sophistication and frequency of international business transactions, there is a growing demand for high-end, personalized, advanced English language training for high-income working professionals and other adults in large, economically prosperous cities. China’s economic growth has led to increased disposable income for Chinese families, and the country’s “single child” policy and the potential rewards of English proficiency have prompted Chinese families to spend a high percentage of their disposable income investing in their children’s English language education. We started our “Elite English” programs for high-income adults and children of high income families in 2003 in response to the market demand from high-income students and parents for such personalized instruction.

While we have a standardized curriculum for our “Elite English” program, our trained teachers work closely with a small group of students to evaluate and customize the curriculum based on the progress and demands of the students. Our “Elite English” program is divided into classes of one to ten students per class.

In our fiscal year ended May 31, 2011, we had approximately 9,700 students in our “Elite English” program at our “Elite English” centers in Beijing, Shanghai, Guangzhou, Nanjing, Shenzhen, Hangzhou, Jinan, Ningbo, Chongqing, Chengdu and Changsha. The schedules of our “Elite English” classes are more flexible in order to accommodate students’ schedules and are provided in up-scale locations and environments. We plan to continue growing this business. Enrollment fees for our “Elite English” program generally range from RMB12,000 to RMB18,000 per year.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2011, we had approximately 972,000 student enrollments in our test preparation courses, of which approximately 317,000 were in overseas test preparation courses, 384,000 were in PRC test preparation courses and 235,000 were in test preparation courses for middle and high school Chinese students.

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

In March 2008, we launched our “New Oriental U-Can (Non-English)” training program, which targets middle and high school Chinese students from ages 13 to 18 who are preparing for the college entrance examination in China, known as the gaokao. The gaokao is required for admission to bachelor degree programs and most associate degree programs at Chinese colleges and universities. To complement New Oriental U-Can (Non-English), we provide tutoring services to students who seek to retake the gaokao through Tongwen Gaokao School, a private school based in Changchun. In February 2009, we launched a customized learning program for students from ages 6 to 18, offering small class size tutoring ranging from one to five students per class, in all subjects required for the gaokao and the high school entrance examinations, respectively. In our fiscal year ended May 31, 2011, we had over 235,000 student enrollments in New Oriental U-Can (Non-English), including the customized small-class program. With this two-pronged strategy of offering affordable larger classes and higher priced individualized small classes for school aged children, we aim to capture more market share in the large after-school training market in China.

In our fiscal year ended May 31, 2011, approximately 44.3% and 16.4% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 24.0% of the total student enrollments in our PRC test preparation courses took place in Beijing, while no other city accounted for over 10% of the total student enrollments in our PRC test preparation courses. Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized small class program discussed above, our experienced teachers generally teach in large classes ranging from 50 to 500 students. Our students enroll in a 20- to 160-hour program with classes meeting one to four times per week for approximately 2.5 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB150 to RMB25,000 per course.

Primary and Secondary Schools

We established the first full-time private primary and secondary school in Yangzhou in 2002. This is a private boarding school for students in grades 1 to 12 seeking a full curriculum taught in both Chinese and English, with a strong emphasis on English language training. We target parents who desire to provide their children with a global vision and an understanding and appreciation of both traditional Chinese culture and the modern world, a competitive advantage in academics and social development and English language proficiency. Our goal is to develop the Yangzhou school, and other new schools to be established in the future, into elite schools whose students consistently gain acceptance into the top universities in China and around the world.

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. In our fiscal year ended May 31, 2011, we had over 3,700 students at the Yangzhou school, approximately 47% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 370 teachers and 280 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2011, the school accepted 1,017 students out of over approximately 3,400 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2011, tuition at the Yangzhou school ranged from RMB5,000 to RMB22,000 per year.

In July 2006, we established an international high school program within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high school aims to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. All of the students of the class of 2011 of the international high program at our Yangzhou school were admitted by the top 100 universities in the United States. In our fiscal year ended May 31, 2011, tuition at our international school ranges from RMB60,000 to RMB90,000 per year.

Educational Content, Software and Other Technology Development and Distribution

We develop and edit content of educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals. We distribute these materials through various distribution channels, consisting of our own classrooms and bookstores as well as third-party distributors, including over 5,000 bookstores in China. In our fiscal year ended May 31, 2011, we developed and edited over 150 titles and distributed over 10 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and a large number of titles that we market for use in English language area.

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

Online Education

We offer online education programs on our website www.koolearn.com. As of May 31, 2011, over 6.7 million users had registered accounts with us, with access to free informational content on our website. In our fiscal year ended May 31, 2011, we had approximately 223,800 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses. Course fees for our online courses range from RMB100 to RMB9,800 per course.

We currently offer approximately 1,000 online courses including language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. Our typical online courses last for 30 hours and each session normally lasts approximately 30 minutes. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded lectures. Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

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

Pre-school Education. In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing, which currently has 151 students and has a capacity of enrolling up to 160 students. In April 2009, we opened another kindergarten in Nanjing. As of May 31, 2011, our two kindergartens had a total of 516 students. In our fiscal year ended May 31, 2011, we also had about 570 student enrollments in two early childhood learning centers in Beijing.

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

We employ the following marketing methods to attract new and returning students:

Speeches and Seminars. Our management, most of whom are experienced teachers and were among our earliest teachers, and our top teachers frequently give speeches at colleges, universities, high schools and middle schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops. Our speeches include direct program promotion speeches during which we directly explain the merits and advantages of our programs or general English learning methods, as well as inspirational speeches designed to motivate students to reach their full potential and strive for success. In the fiscal year ended May 31, 2011, our management and teachers gave a total of over 13,200 speeches and seminars in China.

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

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, or the Education Law. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government should formulate plans for the development of education and establish and operate schools and other institutions of education, and that in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. However, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes, though private schools may be operated for “reasonable returns,” as described in more detail below.

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

Regulations on Taxation

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been subject to an enterprise income tax rate lower than 25% prior to March 16, 2007 may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that had been entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations. The State Council promulgated the implementation rules of the EIT Law in December 2007 and the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation promulgated other supplemental rules in April 2008 and July 2008, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. According to these rules, all enterprises which have been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such rules before they can continue to be entitled to the preferential tax treatments. Any enterprises to be granted with “high and new technology enterprises” status shall meet certain requirements, including but not limited to the following: (1) in the latest three years, the enterprise itself owns the intellectual property right for the core technology of its product or service; (2) the enterprise’s product or service falls into the ambit of “high-tech fields heavily supported by the government”; (3) technicians with a bachelor’s degree account for more than 30% of all the staff, and the research and development personnel account for more than 10% of all the staff; (4) in the latest three financial years, the research and development expenses account for 3%-6% or more of the latest sales revenue and the research and development expenses incurred within China shall not be less than 60% of the total research and development expenses; and (5) the revenue derived from the high-tech product or service accounts for more 60% of the total revenue. To apply for the “high and new technology enterprises” status, an enterprise shall file its corporate certificates and supporting documents evidencing the requirements to the relevant government authority. The government authority will examine the filed certificates and documents to determine whether the enterprise meets the “high and new technology enterprises” requirements. If the decision is positive, the authority will make a public announcement and grant the enterprise with a “high and new technology enterprises” certificate with a valid term of three years. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

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

Substantially all of our operations are conducted in China through our contractual arrangements with our consolidated affiliated entity, New Oriental China, and its subsidiaries, as well as through our seven wholly owned subsidiaries in China:

•

Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, which primarily engages in the educational software development business and sub-licenses our trademarks to New Oriental China and its subsidiaries;

•	Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, which primarily engages in the business of providing educational technology services and educational management services;

•	Beijing Judgment Education & Consulting Co., Ltd., or Beijing Judgment, a company that directly holds the real estate properties on which certain of our schools are located;

•	Beijing Pioneer Technology Company Limited, or Beijing Pioneer, which primarily engages in the educational software development business;

•	Beijing Boost Caring Education & Consulting Co., Ltd., or Beijing Boost Caring, which primarily engages in the business of providing educational technology services and consulting services;

•	Beijing New Oriental Stars Education & Consulting Company Limited, which is a holding company for two kindergartens we operate; and

•	Shanghai Smart Words Software Technology Company Limited, or Shanghai Smart Words, which primarily engages in the educational software development business.

The following diagram illustrates our corporate structure and the place of incorporation of each named entity as of May 31, 2011:

New Oriental Education & Technology Group Inc. (Cayman Islands)
100%
100%
100%
Smart Shine International Limited (Hong Kong)
Winner Park Limited (Hong Kong)
Elite Concept Holdings Limited (Hong Kong)
100%
100%
100%
100%
100%
Shanghai Smart Words Software Technology Company Limited (PRC)
Beijing Pioneer Technology Company Limited (PRC)
Beijing Judgment Education & Consulting Company Limited (PRC)
Beijing Hewstone Technology Company Limited (PRC)
Beijing Decision Education & Consulting Company Limited (PRC)
Shareholders of New Oriental China
100%
100%
100%
Beijing Boost Caring Education & Consulting Company Limited (PRC)
Beijing New Oriental Stars Education & Consulting Company Limited (PRC)
Beijing New Oriental Education & Technology (Group) Co., Ltd. ("New Oriental China") (PRC)
100%
100%
100%
2 Kindergartens (PRC)
52 Schools in China (PRC)
Other Subsidiaries* (PRC)

Equity Interest

Contractual arrangements consisting of trademark license agreements, teaching support agreements, new enrollment system development and service agreements and website development and use agreements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Contractual arrangements consisting of an equity pledge agreement or an exclusive options agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

For more information on our contractual arrangements with New Oriental China and its subsidiaries and shareholders, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with New Oriental China and Its Subsidiaries and Shareholders.”

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we own approximately 14,000 square meters of office and classroom space. In addition, we lease or own an aggregate of approximately 880,000 square meters of space for our schools, learning centers and bookstores in various cities in China. We lease all of our facilities except for our Yangzhou school and part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming and Wuhan.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

General Factors Affecting Our Results of Operations

We have benefited significantly from favorable demographic trends, the overall economic growth and the demand for high-quality private education and English language training in China. The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. At the same time, China’s integration into the global economy has continued, resulting in more career opportunities for Chinese citizens who are able to communicate effectively in English. We anticipate that the demand for private education and English language training in China will continue to increase as China’s economy continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the private education industry in China, which in turn may harm our business and results of operations.

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

Our future results of operations will depend significantly upon our ability to increase student enrollments at existing schools and learning centers and further expand our school network throughout China, as well as offer a greater variety of courses, including smaller-size classes. Our planned expansion may result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our growth. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

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

Net Revenues. In the fiscal years ended May 31, 2009, 2010 and 2011, we generated total net revenues of US$292.6 million, US$386.3 million and US$557.9 million, respectively. Our revenues are net of PRC business taxes and related surcharges, as well as scholarships and refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 91.1%, 91.3% and 91.1% of our total net revenues in the fiscal years ended May 31, 2009, 2010 and 2011, respectively; and

•	books and others, which accounted for 8.9%, 8.7% and 8.9% of our total net revenues in the fiscal years ended May 31, 2009, 2010 and 2011, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education and online education. Revenues from language training courses and test preparation courses accounted for 87.4%, 87.3% and 87.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2009, 2010 and 2011.

We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. Course fees are generally paid in advance by students and are initially recorded as deferred revenues. Students are entitled to a short-term trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time. We recognize revenues from school fees collected for enrollment in our primary and secondary schools ratably over the corresponding academic year. We sell pre-paid online education cards primarily to distributors, who in turn sell them to students. We recognize revenues from sales of pre-paid cards in proportion to the actual time that students spend on our online courses. Course fees and school fees collected and amounts received from sales of pre-paid cards are recorded as deferred revenues until they can be recognized as revenues upon their use or expiration. Upon expiration of a prepaid card, which is six months to one year from the date of the sale of the card, we recognize the remaining amount of deferred revenues as revenues.

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training and overseas admissions and assessment test preparation, the quality of our instruction and the variety of our programs, services and products. For the past several years, our revenue growth has been driven primarily by increased enrollments in our English language training courses and test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. To further penetrate the English language training markets for children and high-income individuals, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes for children and adults, such as “Pop Kids” English classes for students in kindergarten through grade six with 10 to 25 students per class and higher-end personalized “Elite English” classes for high-income adults and children with 1 to 10 students per class. In addition, we have expanded the scope of our test preparation course offerings to cover non-English subjects, including through our New Oriental U-Can (Non-English) all subjects training program for middle and high school students, and plan to further expand our course offerings in the future to capture a larger share of the huge after-school training market in China.

Our courses generally have the largest student enrollments in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our language training and other courses during the winter school holidays. We expect this seasonality in enrollment pattern to continue, especially for most of our language training courses for college and middle school students and test preparation courses.

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

	For the Year Ended May 31,
(in thousands of US$, except percentages)	2009		2010		2011
	US$	%	US$	%	US$	%
Net revenues	292,567	100	386,307	100	557,872	100
Operating costs and expenses:
Cost of revenues	(112,011)	(38.3)	(147,261)	(38.1)	(222,625)	(39.9)
Selling and marketing	(38,947)	(13.3)	(58,396)	(15.1)	(82,797)	(14.8)
General and administrative	(80,689)	(27.6)	(103,336)	(26.8)	(155,412)	(27.9)
Loss on disposal of subsidiaries	—	—	—	—	(1,537)	(0.3)

Total operating costs and expenses	(231,647)	(79.2)	(308,993)	(80.0)	(462,371)	(82.9)

We rely on our teachers to deliver educational services. Our teachers consist of both full-time teachers and contract teachers. Full-time teachers deliver instruction and may also be involved in management, administration and other functions at our schools and other subsidiaries and affiliated entities. Full-time teachers’ compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our contract teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors. To attract and retain high-quality teachers, we have granted equity incentives, including restricted shares and share options, to some of our teachers. We account for teaching fees and performance-linked bonuses paid to our teachers as cost of revenues as they are directly associated with the provision of educational services, and account for the other compensation and benefits to our teachers as general and administrative expenses.

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

General and Administrative Expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, compensation and benefits of full-time teachers excluding teaching fees and performance-linked bonuses and, to a lesser extent, costs to develop curriculum, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business.

Share-based Compensation Expenses. In January 2006, we adopted the 2006 Share Incentive Plan, under which we are authorized to, starting from 2006, issue up to 8,000,000 common shares pursuant to awards (including options) granted under the plan to our employees, directors and consultants in 2006, as well as additional shares in future periods. In fiscal years 2006 and 2007, we granted options to purchase a total of 12,766,000 common shares. Of those options, options to purchase 1,236,608 common shares had been forfeited as of May 31, 2011. We have not granted any options since the end of our fiscal year 2007. We also granted 2,872,000, 487,248, 873,048 and nil non-vested equity shares in fiscal years 2008, 2009, 2010 and 2011, respectively, of which 2,059,560 shares had been forfeited as of May 31, 2011. We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended May 31,
(in thousands of US$, except percentages)	2009		2010		2011
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
Cost of revenues	316	1.9	657	4.1	900	6.0
Selling and marketing	225	1.3	117	0.7	—	—
General and administrative	16,209	96.8	15,409	95.2	14,145	94.0

Total	16,750	100.0	16,183	100.0	15,045	100.0

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

Loss on disposal of subsidiaries. In April 2011, we sold a 60% equity interest in Mingshitang and a 100% equity interest in Tomorrow Oriental, resulting in disposal losses.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

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

The deferred tax balance of Beijing Decision and Beijing Hewstone is calculated at a rate of 15%, as we expect Beijing Decision and Beijing Hewstone to continue to be qualified as “high and new technology enterprise” after 2010. The other wholly owned subsidiary of our company, Beijing Judgment, did not seek recertification and consequently are subject to the standard enterprise income tax rate of 25% from 2008.

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

	For the Year Ended May 31,
(in thousands of US$)	2009	2010	2011
Net revenues:
Educational programs and services	266,389	352,857	508,439
Books and others	26,178	33,450	49,433

Total net revenues	292,567	386,307	557,872

Operating costs and expenses (1) :
Cost of revenues	(112,011)	(147,261)	(222,625)
Selling and marketing	(38,947)	(58,396)	(82,797)
General and administrative	(80,689)	(103,336)	(155,412)
Loss on disposal of subsidiaries	—	—	(1,537)

Total operating costs and expenses	(231,647)	(308,993)	(462,371)

Operating income	60,920	77,314	95,501
Other income (expense), net	7,189	6,222	14,274
Provision for income tax	(7,256)	(5,974)	(8,236)
Less: Net income attributable to the noncontrolling interests (2)	163	227	235

Net income attributable to New Oriental Education & Technology Group Inc.	61,016	77,789	101,774

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2009	2010	2011
Cost of revenues	316	657	900
Selling and marketing	225	117	—
General and administrative	16,209	15,409	14,145

(2)	Amounts in relation to noncontrolling interests, formerly named minority interest, for the year end May 31, 2009 are reclassified in accordance with authoritative guidance regarding the noncontrolling interests, which we adopted on June 1, 2009.

Fiscal Year Ended May 31, 2011 Compared to Fiscal Year Ended May 31, 2010

Net Revenues. Our total net revenues increased by 44.4% from US$386.3 million for the fiscal year ended May 31, 2010 to US$557.9 million for the fiscal year ended May 31, 2011. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 44.1% from US$352.9 million for the fiscal year ended May 31, 2010 to US$508.4 million for the fiscal year ended May 31, 2011. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$337.2 million in the fiscal year ended May 31, 2010 to US$485.6 million in the fiscal year ended May 31, 2011 and, to a lesser extent, the increase in average revenues per student in the fiscal year ended May 31, 2011 as more students took smaller-size classes with higher course fees. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 1,807,000 in the fiscal year ended May 31, 2010 to approximately 2,089,600 in the fiscal year ended May 31, 2011, and in particular, the increased number of student enrollments in our language training courses for children, test preparation courses for middle and high school students and overseas test preparation courses. Our total number of schools and learning centers increased from 48 and 319, respectively, as of May 31, 2010, to 54 and 433, respectively, as of May 31, 2011.

•

Books and Others. Net revenues from sales of books and other educational materials and services increased by 47.5% from US$33.5 million in the fiscal year ended May 31, 2010 to US$49.4 million in the fiscal year ended May 31, 2011, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2011, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 49.6% from US$309.0 million in the fiscal year ended May 31, 2010 to US$462.4 million in the fiscal year ended May 31, 2011. This increase resulted from increases in all of our operating cost and expense line items.

•

Cost of Revenues. Our cost of revenues increased by 51.1% from US$147.3 million in the fiscal year ended May 31, 2010 to US$222.6 million in the fiscal year ended May 31, 2011. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired over 3,500 new teachers during the fiscal year ended May 31, 2011, as compared to the over 2,900 new teachers hired during the fiscal year ended May 31, 2010, and an increase in our rental payments as we had leased facilities for 54 schools and 433 learning centers as of May 31, 2011, as compared to 48 schools and 319 learning centers as of May 31, 2010.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 41.8% from US$58.4 million in the fiscal year ended May 31, 2010 to US$82.8 million in the fiscal year ended May 31, 2011. This increase was primarily due to increased marketing and promotional expenses in connection with opening new learning centers and the addition of over 600 new sales and marketing personnel during the fiscal year ended May 31, 2011.

•

General and Administrative Expenses. Our general and administrative expenses increased by 50.4% from US$103.3 million in the fiscal year ended May 31, 2010 to US$155.4 million in the fiscal year ended May 31, 2011. This increase was primarily due to an increase of $30.4 million in human resources related expenses, primarily as a result of the addition of approximately 2,340 new employees in our management departments during the fiscal year ended May 31, 2011.

•

Loss on Disposal of Subsidiaries. Loss on disposal of subsidiaries increased from nil in the fiscal year ended May 31, 2010 to US$1.5 million in the fiscal year ended May 31, 2011 due to the disposal of Mingshitang and Tomorrow Oriental.

Other Income, Net. Our other income, net which primarily includes interest income, increased by 130.6% from US$6.2 million in the fiscal year ended May 31, 2010 to US$14.3 million in the fiscal year ended May 31, 2011.

Provision for Income Tax. Our income tax expense increased by 36.7% from US$6.0 million in the fiscal year ended May 31, 2010 to US$8.2 million in the fiscal year ended May 31, 2011. The increase was primarily due to increased taxable income for New Oriental China.

Net Income Attributable to New Oriental Education & Technology Group Inc. As a result of the foregoing, net income attributable to New Oriental Education & Technology Group Inc. increased by 30.8% from US$77.8 million for the fiscal year ended May 31, 2010 to US$101.8 million for the fiscal year ended May 31, 2011.

Fiscal Year Ended May 31, 2010 Compared to Fiscal Year Ended May 31, 2009

Net Revenues. Our total net revenues increased by 32.0% from US$292.6 million for the fiscal year ended May 31, 2009 to US$386.3 million for the fiscal year ended May 31, 2010. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 32.5% from US$266.4 million for the fiscal year ended May 31, 2009 to US$352.9 million for the fiscal year ended May 31, 2010. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$255.8 million in the fiscal year ended May 31, 2009 to US$337.2 million in the fiscal year ended May 31, 2010 and, to a lesser extent, the increase in average revenues per student in the fiscal year ended May 31, 2010 as more students took smaller-size classes with higher course fees. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 1,519,000 in the fiscal year ended May 31, 2009 to approximately 1,807,000 in the fiscal year ended May 31, 2010, and in particular, the increased number of student enrollments in our language training courses for children, test preparation courses for middle and high school students and overseas test preparation courses. Our total number of learning centers increased from 222 as of May 31, 2009 to 319 as of May 31, 2010, and the total number of schools remained constant at 48 over this time period.

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

Other Income, Net. Our other income, net which primarily includes interest income, decreased by 13.9% from US$7.2 million in the fiscal year ended May 31, 2009 to US$6.2 million in the fiscal year ended May 31, 2010.

Provision for Income Tax. Our income tax expense decreased by 17.8% from US$7.3 million in the fiscal year ended May 31, 2009 to US$6.0 million in the fiscal year ended May 31, 2010. Our effective tax rate was 7.15% for the fiscal year ended May 31, 2010, compared to 10.65% for the fiscal year ended May 31, 2009. The decrease in effective tax rate was primarily due to an increase in the proportion of our profits contributed by the PRC subsidiaries with preferential tax rate.

Net Income Attributable to New Oriental Education & Technology Group Inc. As a result of the foregoing, net income attributable to New Oriental Education & Technology Group Inc. increased by 27.5% from US$61.0 million for the fiscal year ended May 31, 2009 to US$77.8 million for the fiscal year ended May 31, 2010.

Discussion of Segment Operations

In our management’s view, we operate through five operating segments that offer distinct educational services, consisting of language training and test preparation courses, primary and secondary school education, content development and distribution, online education and overseas studies consulting. We have two reportable segments, namely, language training and test preparation courses and primary and secondary school education. We aggregate content development and distribution, online education and overseas studies consulting as others as each of these operating segments does not exceed 10% of our total net revenues, net income or total assets.

Net revenues from our language training and test preparation courses accounted for 87.4%, 87.3% and 87.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2009, 2010 and 2011. Net revenues from our primary and secondary school education accounted for 2.9%, 2.6% and 2.5%, respectively, of our total net revenues in the fiscal years ended May 31, 2009, 2010 and 2011. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary schools ratably over the corresponding academic year.

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

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands of US$)	2009	2010	2011
Net revenues of reportable segments:
Language training and test preparation courses	255,842	337,209	485,563
Primary and secondary education	8,620	9,860	13,766

Total net revenues of reportable segments	264,462	347,069	499,329

Total net revenues of our company	292,567	386,307	557,872
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(96,567)	(127,069)	(191,375)
Primary and secondary education	(5,631)	(5,532)	(6,398)
Selling and marketing:
Language training and test preparation courses	(26,870)	(42,985)	(62,320)
Primary and secondary education	(263)	(211)	(637)
General and administrative:
Language training and test preparation courses	(42,500)	(61,992)	(104,391)
Primary and secondary education	(2,774)	(2,720)	(4,145)

Total operating costs and expenses of reportable segments	(174,605)	(240,509)	(369,266)

Total operating costs and expenses of our company	(231,647)	(308,993)	(462,371)

Fiscal Year Ended May 31, 2011 Compared to Fiscal Year Ended May 31, 2010

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 44.0% from US$337.2 million for the fiscal year ended May 31, 2010 to US$485.6 million for the fiscal year ended May 31, 2011, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2011 Compared to Fiscal Year Ended May 31, 2010—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 39.4% from US$9.9 million for the fiscal year ended May 31, 2010 to US$13.8 million for the fiscal year ended May 31, 2011, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 50.6% from US$127.1 million for the fiscal year ended May 31, 2010 to US$191.4 million for the fiscal year ended May 31, 2011, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2011 Compared to Fiscal Year Ended May 31, 2010—Operating Costs and Expenses—Cost of Revenues.”

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased from US$5.5 million for the fiscal year ended May 31, 2010 to US$6.4 million for the fiscal year ended May 31, 2011, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 44.9% from US$43.0 million for the fiscal year ended May 31, 2010 to US$62.3 million for the fiscal year ended May 31, 2011, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2011 Compared to Fiscal Year Ended May 31, 2010—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased by 201.9% from US$211,000 for the fiscal year ended May 31, 2010 to US$637,000 for the fiscal year ended May 31, 2011, primarily due to an increase in advertisement expenses.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 68.4% from US$62.0 million for the fiscal year ended May 31, 2010 to US$104.4 million for the fiscal year ended May 31, 2011, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2011 Compared to Fiscal Year Ended May 31, 2010—Operating Costs and Expenses—General and Administrative Expenses.”

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 51.9% from US$2.7 million for the fiscal year ended May 31, 2010 to US$4.1 million for the fiscal year ended May 31, 2011, primarily due to an increase in salaries and welfare benefits for administrative staff.

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

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education decreased by 19.8% from US$0.26 million for the fiscal year ended May 31, 2009 to US$0.21million for the fiscal year ended May 31, 2010 primarily due to decreased advertisement expenses.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the annual average percent change in the consumer price index in China was an increase of 5.9% in 2008, a decrease of 0.7% in 2009 and an increase of 3.3% in 2010. The consumer price index in China in June 2011 increased by 6.3% on a year-over-year basis. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Share-based Compensation

Prior to January 2006, we did not issue any share options to our employees, directors and consultants. In January 2006, we adopted the 2006 Share Incentive Plan, under which we had granted options to purchase a total of 12,766,000 common shares and 4,232,296 non-vested equity shares as of May 31, 2011. We record the compensation cost based on our determination of the grant date fair value of such awards. To determine the grant date fair value of options, we use the Black-Scholes option pricing model. This model requires the use of certain subjective assumptions.

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

Expected Term. As we did not have historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. Of the 2,255,492 options outstanding as of May 31, 2011, 1,113,668 options were granted prior to our initial public offering, representing 49.4% of the total. We did not believe we had sufficient historical information as at grant date of the options to make a refined estimate of expected term. Therefore, we used the simplified method in accordance with an authoritative accounting pronouncement to estimate the expected life as the simple average of the vesting term and the contractual term. In the future, should more detailed information be available to us, we would consider adopting a different method of estimating expected term.

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

Dividend Yield. The dividend yield was estimated by us based on our expected dividend policy over the expected term of the employee share options. We expect to grow our business with internally generated cash. We have not paid any dividends since our initial public offering, and we do not expect to pay a dividend in the foreseeable future. Therefore, we used a zero dividend yield assumption. Should we change our dividend policy in the future, the dividend yield will be amended to reflect any changes as appropriate.

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

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

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

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not identify significant unrecognized tax benefits for the years ended May 31, 2009, 2010 and 2011. Our tax years from 2007 to 2011 are subject to examination by the tax authorities.

The subsidiaries of New Oriental China, which were registered as private schools (the “school-subsidiaries”), are subject to income taxes determined in accordance with The Law for Promoting Private Education (2003) where those school-subsidiaries registered as private schools not requiring reasonable returns (similar to a not-for-profit entity) are treated as public schools and are generally not subject to enterprise income taxes. School-subsidiaries that were registered as requiring reasonable returns (similar to a for-profit entity) are subject to enterprise income taxes but may be eligible for preferential tax treatment to be determined by the relevant taxing authorities. Since January 1, 2008, the subsidiaries of New Oriental China other than its school-subsidiaries are subject to the 25% standard enterprise income tax. Though preferential tax treatments granted to us by governmental authorities are subject to review and may be adjusted or revoked at any time in the future, currently there are no specific regulations or policies promulgated by the relevant authorities that would prevent our school-subsidiaries from receiving the preferential income tax treatment we currently enjoy. In practice, tax treatments for private schools vary across different cities in China. In some cities, our private schools are subject to a standard enterprise income tax, which is 25% starting from January 1, 2008, while in other cities, our private schools are subject to a 2% to 3% tax on gross receipts in lieu of the standard enterprise income tax or may be exempted from enterprise income tax.

Two of our wholly-owned subsidiaries in the PRC, Beijing Decision and Beijing Hewstone, which were in the tax holiday of “3-year half rate” since January 1, 2008, were granted the status of high and new technology enterprise (“HNTE”) in Beijing for three years beginning January 1, 2008. As a result, we believe that Beijing Decision and Beijing Hewstone can receive a one half reduction from the preferential tax rate of 15% from January 1, 2008 to December 31, 2010 so long as they continue to qualify as a HNTE. We expect the status of Beijing Decision and Beijing Hewstone as HNTEs will be renewed for an additional three years beyond the initial three year period ending December 31, 2010. In addition, the temporary differences are expected to be reversed prior to the expiration of the “3-year half rate” tax holiday, also ending December 31, 2010. Therefore, the deferred tax balances are calculated at a rate of 25% except for Beijing Decision and Beijing Hewstone, for which deferred tax balances are calculated at a rate of 7.5% for being HNTE and within the “3-year half rate” tax holiday.

On April 21, 2010, the State Administration of Taxation issued Circular 157, Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we interpreted the law to mean that if a “high and new technology enterprise strongly supported by the state” or “High and New Technology Enterprise” was in a tax holiday period that provides for “2-year exemption plus 3-year half rate” or “5-year exemption plus 5-year half rate” or other tax exemptions and reductions, where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to its High and New Technology Enterprise status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at the lower of 15% and 50% of the standard PRC tax rate, which is currently 25%. Circular 157 is unclear as to whether its effect is retrospective but we understand that the State Administration of Taxation has recently taken the position that the Circular applies only to tax years commencing from January 1, 2010.

We consulted the relevant local tax district and they have confirmed that entities that qualify for “3-year exemption plus 3-year half rate” tax holiday as HNTEs and which are registered in the Zhongguancun High and New Technology industrial Zones of Beijing, notwithstanding Circular 157, will continue to pay tax at the rate of 7.5%. As a consequence, because Beijing Decision and Beijing Hewstone are enjoying the “3-year exemption plus 3-year half rate” HTNE status and are registered in the Zhongguancun High and New Technology industrial Zones of Beijing, we do not believe that Circular 157 has any effect on its tax position.

Beijing Pioneer has been granted “Software Enterprise” status and therefore has been entitled to a two-year exemption starting from the commencement of the profitable fiscal year 2010, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the PRC Enterprise Income Tax Law, or the EIT Law. Shanghai Smart Words has also been granted “Software Enterprise” status and will be entitled to the same tax holiday with Beijing Pioneer starting from the commencement of its first profitable year in the future.

If the tax holidays granted to Beijing Decision, Beijing Hewstone and certain school-subsidiaries of New Oriental China were not available, our income tax expense would have increased by US$14.9 million, US$19.5 million and US$24.8 million for the years ended May 31, 2009, 2010 and 2011, respectively, and the basic net income per common share attributable to our company would have decreased by US$0.10, US$0.13 and US$0.16 for the years ended May 31, 2009, 2010 and 2011, respectively.

Uncertainties exist with respect to how the PRC’s Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation.

See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — The discontinuation of any preferential tax treatments currently available to us could materially and adversely affect our results of operations.”

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

We perform the annual impairment tests on May 31 of each year. For the fiscal year ended May 31, 2010, certain provinces in China changed their rules regarding student admission to colleges and universities. As a result of the change in rule, we expect that less students will choose to re-take gaokao. Therefore, we estimated that the fair values of Tongwen School and Mingshitang School, which primarily provide gaokao exam training services, were lower than their carrying values. Accordingly, for the fiscal year ended May 31, 2010, we recognized an impairment loss of US$76,000 on goodwill arising from the acquisitions of Mingshitang School and Tongwen Gaokao School, which was allocated to the language training and test preparation courses segment. For the year ended May 31, 2011, no impairment was considered necessary.

Impairment of Short term Investments

Short term investments consist of held-to-maturity investment with a maturity of less than one year. All of our held-to-maturity investments are classified as short-term investments on our consolidated balance sheets based on their contractual maturity dates, which are less than one year and are stated at their amortized costs.

We review our held-to-maturity investments for other-than-temporary impairment, or OTTI, based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating the potential impairment of our short-term investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investments. OTTI below cost is recognized as a loss in the income statement. For the year ended May 31, 2011, no impairment was considered necessary.

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

Recently Issued Accounting Pronouncements

In May 2009 and February 2010, the FASB issued an authoritative pronouncement regarding recognized and non-recognized subsequent events. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The guidance is effective on a prospective basis for fiscal years and interim periods beginning after June 15, 2009. We adopted this pronouncement effective June 1, 2010, which did not have a significant effect on our financial statement disclosures.

On June 12, 2009, the FASB issued an authoritative pronouncement which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. We adopted this pronouncement effective June 1, 2010, which did not have a significant effect on our consolidated financial position or results of operations.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We adopted this pronouncement effective June 1, 2010, which did not have a significant impact on our financial condition or results of operations.

Recently issued accounting pronouncements not yet adopted

In April 2010, the FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) an entity’s functional currency, (2) the functional currency of the foreign operation for which the employee provides services, and (3) the payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 11, 2010. Early adoption will not be permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805—Business Combinations that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. We do not expect the adoption of this pronouncement will have a significant impact on our financial condition or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. We do not expect the adoption of this pronouncement will have a significant impact on our financial condition or results of operations.

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets – the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk – the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure – the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity…) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

•

Fair value of an instrument classified in a reporting entity’s shareholders’ equity – the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements – the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•

For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011 for public entities. Early application by public entities is not permitted. We do not expect the adoption of this pronouncement will have a significant impact on our financial condition, results of operations, or financial statement disclosures.

In September 2011, the FASB issued an authoritative pronouncement related to Testing Goodwill for Impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We do not expect the adoption of this pronouncement will have a significant impact on our financial condition or results of operations.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. As of May 31, 2011, we had US$317.3 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its subsidiaries are paid to us pursuant to our contractual arrangements with New Oriental China and its subsidiaries for our technical and teaching support, enrollment system development and other services.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 114 new learning centers in fiscal year 2011, and plan to open additional schools and learning centers in the future depending on local market conditions of the new markets we plan to enter. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2009	2010	2011
Net cash provided by operating activities	97,182	141,890	215,819
Net cash used in investing activities	(22,262)	(97,925)	(198,152)
Net cash provided by / (used in) financing activities	(30,125)	(17,550)	6,432
Effect of foreign exchange rate changes	1,537	(83)	12,057
Net change in cash and cash equivalents	46,332	26,332	36,156

Cash and cash equivalents at beginning of period	208,440	254,772	281,104

Cash and cash equivalents at end of the period	254,772	281,104	317,260

Operating Activities

We have financed our operating activities primarily through cash generated from operations. Net cash provided by operating activities amounted to US$215.8 million in the fiscal year ended May 31, 2011 as compared to US$141.9 million in the fiscal year ended May 31, 2010 and US$97.2 million in the fiscal year ended May 31, 2009. Net cash provided by operating activities in the fiscal year ended May 31, 2011 was primarily attributable to the following factors: (i) net income of US$101.5 million, (ii) an add-back of non-cash items, such as US$16.4 million in depreciation and amortization and US$15.0 million in share-based compensation expense, (iii) an increase in deferred revenues in the amount of US$76.6 million due to the increased amount of course fees received during the period, and (iv) an increase in the accrued expenses and other current liabilities account of US$19.7 million. Net cash provided by operating activities in the fiscal year ended May 31, 2010 was primarily attributable to the following factors: (i) net income of US$77.6 million, (ii) an add-back of non-cash items, such as US$12.2 million in depreciation and amortization and US$16.2 million in share-based compensation expense, and (iii) an increase in deferred revenues in the amount of US$32.3 million due to the increased amount of course fees received during the period. Net cash provided by operating activities in the fiscal year ended May 31, 2009 was primarily attributable to the following factors: (i) net income of US$60.9 million, (ii) an add-back of non-cash items, such as US$10.4 million in depreciation and amortization and US$16.8 million in share-based compensation expense, and (iii) an increase in deferred revenues in the amount of US$14.6 million due to the increased amount of course fees received during the period.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan and Yangzhou schools, which we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan and Yangzhou schools and equipment used in our operations and our investment in term deposits and short term investments.

Net cash used in investing activities amounted to US$198.2 million in the fiscal year ended May 31, 2011, compared to US$97.9 million in the fiscal year ended May 31, 2010 and US$22.3 million in the fiscal year ended May 31, 2009. Net cash used in investing activities in the fiscal year ended May 31, 2011 was primarily attributable to short term investments in the amount of US$139.9 million and the purchase of property and equipment in the amount of US$49.1 million in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2010 was primarily attributable to the following factors: the term deposit in the amount of US$78.1 million and the purchase of property and equipment in the amount of US$19.6 million in connection with the expansion of our school network. Net cash used in investing activities in the fiscal year ended May 31, 2009 was primarily attributable to the following factors: the term deposit in the amount of US$6.0 million and the purchase of property and equipment in the amount of US$16.0 million in connection with the expansion of our school network.

Financing Activities

Net cash provided by financing activities amounted to US$6.4 million in the fiscal year ended May 31, 2011, compared to net cash used of US$17.6 million in the fiscal year ended May 31, 2010 and US$30.1 million in the fiscal year ended May 31, 2009. Net cash provided by financing activities in the fiscal year ended May 31, 2011 was primarily attributable to proceeds from the issuance of common shares upon exercise of share options in the amount of US$6.4 million. Net cash used in financing activities in the fiscal year ended May 31, 2010 was primarily attributable to the repurchases of ADSs representing 1,625,320 common shares. Net cash used in financing activities in the fiscal year ended May 31, 2009 was primarily attributable to the repurchases of ADSs representing 2,193,200 common shares.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures were US$16.0 million, US$19.6 million and US$49.1 million in the fiscal years ended May 31, 2009, 2010 and 2011, respectively. The rapid expansion of our network of schools, learning centers and bookstores has required significant investment. We incurred capital expenditures in the amount of US$49.1 million in the fiscal year ended May 31, 2011 in connection with the purchase of property in Kunming and Wuhan in the aggregate amount of US$11.6 million and our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key web and business systems to enable us to respond quickly to potential problems. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our clients can access our services at any time. Our websites are hosted at third party facilities in Beijing. This facility provides redundant utility systems, a backup electric generator and 24-hour a day server support. All servers have redundant power supplies and file systems to maximize system and data availability. We regularly back up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures. Our research and development costs were immaterial for the fiscal years ended May 31, 2009, 2010 and 2011. We do not capitalize any related costs.

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. and “New Oriental” are registered trademarks in China and have been recognized as “well-known trademarks” in a civil action adjudicated in China. We have also registered additional trademarks and logos, including “Pop Kids” and “Elite English” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.neworiental.org, english.neworiental.org, www.tol24.com and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.xdf.cn, www.neworiental-k12.org and www.gznos.org.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2011 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2011:

	Payment due by May 31,
(in thousands US$)	Total	2012	2013	2014	2015	2016	Thereafter
Operating Lease Obligations(1)	294,813	69,517	63,306	54,928	43,198	26,012	37,852
Purchase and Leasehold Improvements Obligations(2)	1,509	1,509	—	—	—	—	—

(1)	Represent lease obligations under our facility leases.
(2)	Represent leasehold improvement obligations in connection with renovations of the leased facilities.

The above table does not include contingent consideration that may become payable in connection with business acquisitions. See Note 3 to our consolidated financial statements included at the end of this annual report for more information on such contingent consideration.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	49	Chairman and Chief Executive Officer
Louis T. Hsieh	47	Director, President and Chief Financial Officer
Chenggang Zhou	49	Director, Executive Vice President
Xiangdong Chen	40	Executive President, Domestic Business
Yunlong Sha	35	Senior Vice President
Guofu Li	49	Vice President, Operations
Robin Yanhong Li	42	Independent Director
Denny Lee	43	Independent Director
John Zhuang Yang	57	Independent Director

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

Mr. Louis T. Hsieh has served as our chief financial officer since December 2005, director since March 2007 and president since May 2009. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000 Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh also serves as an independent director of United Information Technologies, a network storage solutions company based in China. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Mr. Chenggang Zhou has served as our executive vice president since December 2006 and director since November 2010. Mr. Zhou joined us in 2000. Mr. Zhou served as our vice president from 2003 to December 2006, president of Beijing New Oriental School from 2003 to 2007, and president of Shanghai New Oriental School from 2000 to 2003. From 1998 to 2000, Mr. Zhou was a correspondent for the Asia Pacific region and a program host at BBC. Mr. Zhou received his bachelor’s degree in English from Suzhou University in China and his master’s degree in communications from Macquarie University, Australia.

Mr. Xiangdong Chen has served as our executive president, domestic business, since November 2010. Mr. Chen joined us in 1999. He was promoted to be senior vice president in January 2006, and from 2001 to January 2006 he served as executive assistant to our chief executive officer. From 2002 to September 2003, he was the president of Wuhan New Oriental School. Mr. Chen was promoted to vice president in September 2003, and in this capacity was in charge of a number of departments at our head office, including our short-term training system, human resources, marketing and public relations and business development. Mr. Chen received his master’s and Ph.D. degrees in economics from Renmin University of China. Mr. Chen attended the executive management program at the Harvard Business School in 2005.

Mr. Yunlong Sha has served as our senior vice president since November 2010. Mr. Sha joined us in 2001. He served as our vice president and president of the Bejiing New Oriental School from March 2007 to November 2010. From January 2006 to March 2007 Mr. Sha served as regional vice president of New Oriental, overseeing the business in northeast China. Prior to this, Mr. Sha served as the director of the foreign examination department at Beijing New Oriental School and the president of Guangzhou New Oriental School. Mr. Sha holds an executive diploma in management from the Hong Kong University of Science and Technology and a bachelor’s degree in law from Renmin University of China.

Mr. Guofu Li has served as our vice president, operations, since November 2010. Mr. Li joined us in 1999. From 2006 to November 2010, Mr. Li served as head of the president’s office and director of the administration department at our company. He was the vice president of Shanghai New Oriental School between 2000 and 2006, after having helped establish the school in 1999. Mr. Li holds a bachelor’s degree in foreign languages and literature from Nanjing University of China.

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

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of Netease.com, Inc., a leading interactive online and wireless community in China and a major provider of Chinese language content and services listed on the Nasdaq Global Select Market, since April 2002. He was the chief financial officer of Netease.com from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently also serves as an independent director and the chairman of the audit committee of Gushan Environmental Energy Limited and Concord Medical Services Holdings Limited, both of which are listed on the NYSE. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. John Zhuang Yang has served as our independent director since September 3, 2007. Dr. Yang is currently the Dean of the Beijing International M.B.A. Program at Peking University. He also serves as a full professor at National School of Development of Peking University and holds a tenured professorship at Fordham University’s graduate school of business. Dr. Yang currently also serves as an independent director and a member of the audit committee of Changyou.com Limited, an online game developer and operator in China listed on the Nasdaq Global Select Market. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as a conviction of or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure, death, or physical or mental incapacitation. We may also terminate an executive officer’s employment without cause. In such case we are required to provide severance compensations as expressly required by applicable law. An executive officer may terminate his employment with us at any time with a one-month prior notice if there is a material reduction in his or her authority, duties and responsibilities or if there is a material reduction in his or her annual salary before the next annual salary review. An executive officer may also resign prior to the expiry of the term of his or her employment agreement if our board approves his or her resignation or agrees to an alternative arrangement with such executive officer.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secretes of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Our executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and one year following the termination or expiry of such employment agreement. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2011, we paid an aggregate of approximately US$1,650,000 in cash to our executive officers and non-executive directors as a group.

Our PRC subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. In the fiscal year ended May 31, 2011, the total contributions we made for such statutory benefits was US$16.9 million. Other than the above-mentioned contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

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

The following table summarizes, as of August 31, 2011, the outstanding share options and non-vested equity shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Louis T. Hsieh	*		2.02	2/28/06	2/28/16
	*		2.38	7/21/06	7/21/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
Chenggang Zhou	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
Xiangdong Chen	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
Yunlong Sha	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	6/10/11	5/31/13
Guofu Li	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	6/10/11	5/31/13
Robin Yanhong Li	*		2.38	7/21/06	7/21/16
	*	†	—	6/10/11	5/31/13
Denny Lee	—		—	—	—
	*	†	—	6/10/11	5/31/13
John Zhuang Yang	*	†	—	1/24/08	8/1/12
	*	†	—	6/10/11	5/31/13
Other individuals as a group	531,968		2.02	2/28/06	2/28/16
	17,000		2.38	7/21/06	7/21/16
	800,612		8.75	3/5/07	3/5/17
	722,920		—	6/10/11	5/31/13

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

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

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are also our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. To communicate with our independent directors, interested parties may follow the procedures for reporting concerns posted on our website at http://investor.neworiental.org.

Committees of the Board of Directors

We have established three fully independent committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. The committee charters are available on our website at http://investor.neworiental.org. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Denny Lee, Mr. Robin Yanhong Li and Dr. John Zhuang Yang. Mr. Lee is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Mr. Denny Lee’s simultaneous service on the audit committee of two other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the U.S. Securities Act of 1933, as amended;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

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

We had 6,420, 9,834 and 13,496 full time employees and 4,314, 6,348 and 8,614 contract teachers and staff as of May 31, 2009, 2010 and 2011, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of August 31, 2011.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	26,400,000	17.1%
Louis T. Hsieh	*	*
Chenggang Zhou	*	*
Xiangdong Chen	*	*
Yunlong Sha	*	*
Guofu Li	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	27,867,803	18.0%
Principal Shareholders:
Tigerstep Developments Limited(5)	26,400,000	17.1%
Baillie Gifford & Co(6)	15,887,324	10.3%
JPMorgan Chase & Co.(7)	10,079,696	6.5%
J. Stephen F. Mandel, Jr. and affiliated entities(8)	9,784,584	6.3%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 154,717,368, being the number of common shares outstanding as of August 31, 2011, (2) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after August 31, 2011 and (3) the number of non-vested equity shares held by such person or group that will vest within 60 days after August 31, 2011.
(3)	Includes 26,400,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu. Mr. Yu disclaims beneficial ownership of all the shares held by Tigerstep Developments Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.
(4)	Includes (1) common shares, (2) common shares issuable upon exercise of all of the options that are exercisable within 60 days after August 31, 2011 and (3) non-vested equity shares that will vest within 60 days after August 31, 2011 held by all of our directors and senior executive officers as a group.
(5)	Tigerstep Developments Limited, a company incorporated in the Brigish Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.
(6)	The number of common shares beneficially owned is as of December 31, 2010, as reported in a Schedule 13G/A filed by Baillie Gifford & Co on January 6, 2011. The business address of Baillie Gifford & Co reported on the Schedule 13G/A is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(7)	The number of common shares beneficially owned is as of December 31, 2010, and has been calculated by taking the aggregate amount beneficially owned contained in box 9 of the Schedule 13G filed by JPMorgan Chase & Co. on February 3, 2011 and multiplying by four, which was the ADS to common share ratio as of December 31, 2010, so as to be consistent with the shareholding percentage in our common shares contained in box 11 of this Schedule 13G. The business address of JPMorgan Chase & Co. reported on the Schedule 13G is 270 Park Avenue, New York, NY 10017.
(8)	The number of common shares beneficially owned is as of December 31, 2010, as reported in a Schedule 13G/A filed by J. Stephen F. Mandel, Jr. and affiliated entities, including Lone Spruce, L.P., Lone Balsam, L.P., Lone Sequoia, L.P., Lone Dragon Pine, L.P., Lone Cascade, L.P., Lone Sierra, L.P., Lone Pine Associates LLC, Lone Pine Members LLC and Lone Pine Capital LLC, on February 14, 2011. The business address of these filers reported on the Schedule 13G/A is Two Greenwich Plaza, Greenwich, Connecticut 06830.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of August 31, 2011, we had 154,717,368 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 82.1% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our common shares in the United States.

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

Equity Pledge Agreement. Pursuant to the equity pledge agreements dated as of May 25, 2006 among New Oriental China, the shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder of New Oriental China agreed to pledge his or its equity interests in New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of New Oriental China’s or its subsidiaries’ obligations under the relevant principal agreements, including certain teaching support agreements, new enrollment system development service agreements, website development and use agreements, and trademark license agreements, and each of them has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on his or its equity interests in New Oriental China without the prior written consent of Beijing Decision and Beijing Hewstone. New Oriental China has also agreed to accept the policies and guidance provided by Beijing Hewstone and Beijing Decision from time to time relating to employment (in the sense that New Oriental China must designate the candidates nominated by Beijing Hewstone and Beijing Decision to be the directors on its board of directors, and must appoint the persons recommended by Beijing Hewstone and Beijing Decision to be its president, financial controller and other senior executives), termination, operations and financial management. In addition, New Oriental China agrees that it will not engage in any transactions that could materially affect its assets, liabilities, rights or operations without the prior consent of Beijing Hewstone and Beijing Decision.

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

Trademark License Agreements. Pursuant to the trademark license agreement dated May 13, 2006 between us as the licensor and New Oriental China as the licensee, we have licensed our trademarks to New Oriental China for their use in China. We have also allowed New Oriental China to enter into a sub-license agreement with each subsidiary of New Oriental China and each New Oriental school pursuant to which each of these subsidiaries and schools may use our trademarks in China by paying certain licensing fees. New Oriental China is authorized to collect the licensing fees from each sub-licensee and handle other related matters. The term of each of these license and sublicense agreements is five to ten years from its signing date.

New Enrollment System Development Service Agreements. Pursuant to the new enrollment system development service agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools, Beijing Decision agreed to provide new enrollment system development and regular maintenance services to each of these New Oriental schools for a fee calculated based upon the number of new enrollments each month, subject to quarterly adjustments. The new enrollment system in these agreements refers to the new enrollment system designed and created by Beijing Decision. Sale of Educational Software. Since 2005, Beijing Hewstone, Beijing Pioneer and Shanghai Smart Words have been selling various self-developed educational software to various New Oriental Schools, which are in turn included as part of the course materials for students enrolling in relevant courses.

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

Dividend Policy

We have not declared any dividend since the completion of our initial public offering and have no present plan to declare any dividends on our shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. No withholding tax on dividend was provided as of May 31, 2011.

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

Our ADSs have been listed on the NYSE since September 7, 2006 and trade under the symbol “EDU.” Prior to August 18, 2011, each of our ADSs represented four common shares. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share.

The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. For ease of comparison, the ADS prices before August 18, 2011 have been retroactively adjusted to reflect the ADS to common share ratio change that took effect on August 18, 2011.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2007 (from September 7, 2006)	12.68	5.50
Fiscal Year 2008	23.04	10.72
Fiscal Year 2009	19.73	9.51
Fiscal Year 2010	25.16	13.75
Fiscal Year 2011	32.97	21.71

Quarterly Highs and Lows
First Fiscal Quarter of 2010	19.11	13.75
Second Fiscal Quarter of 2010	21.24	16.48
Third Fiscal Quarter of 2010	20.00	16.58
Fourth Fiscal Quarter of 2010	25.16	19.04
First Fiscal Quarter of 2011	25.94	22.09
Second Fiscal Quarter of 2011	29.07	21.88
Third Fiscal Quarter of 2011	28.00	22.92
Fourth Fiscal Quarter of 2011	32.97	21.71
First Fiscal Quarter of 2012	33.25	24.68

Monthly Highs and Lows
April 2011	32.97	25.20
May 2011	31.95	28.47
June 2011	29.10	24.68
July 2011	33.25	27.92
August 2011	32.10	26.25
September 2011	34.77	22.51
October 2010 (through October 13, 2011)	30.89	20.61

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

U.S. Federal Income Taxation

The following discussion applies only to investors that hold the ADSs or common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based upon existing U.S. federal tax law as in effect on the date of this annual report, which is subject to differing interpretations or change (possibly with retroactive effect), and could affect the tax consequences described below.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Distributions on the ADSs or Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions paid to you with respect to the ADSs or common shares out of our current or accumulated earnings and profits, generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of common shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2013, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the U.S. and the PRC (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Although we expect our ADSs will be considered to be readily tradable on the NYSE, which is an established securities market in the U.S., there can be no assurance that our ADSs will be considered readily tradable on an established securities market in the future. Since we do not expect that our common shares will be listed on an established securities market in the U.S., we do not believe that dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. In the event, however, that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the U.S.-PRC income tax treaty. U.S. Holders are advised to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

Dividends paid on our ADSs and common shares generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the creditability of any PRC tax.Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized for the ADS or common share and such holder’s tax basis in the ADS or common share. The gain or loss generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ADS or common share for more than one year will be eligible for reduced capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss. In the event that we are deemed to be a PRC resident enterprise under the EIT Law and gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the U.S.-PRC treaty may elect to treat the gain as PRC source income. See “—PRC Taxation.” The deductibility of a capital loss may be subject to limitations. U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit, under their particular circumstances.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company”, or a “PFIC”, for United States federal income tax purposes, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. If a non-U.S. corporation directly or indirectly owns at least 25% (by value) of the stock of another corporation, such corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the assets and earning a proportionate share of the other corporation’s assets and receiving a proportionate share of the other corporation’s income.

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2011 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2011. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, (ii) if shorter, the U.S. Holder’s holding period for the ADSs or common shares. Under these PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•

such amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

•

such amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs or common shares, such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or common shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or common shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss realized on the actual sale or disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. A U.S. Holder’s basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Distributions on the ADSs or Common Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the NYSE, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the NYSE and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” or “QEF” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid QEF election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable United States Treasury regulations. We do not intend to prepare or provide the information that would enable a U.S. Holder to make a QEF election. Accordingly, U.S. Holders should assume that the QEF Election will not be available.

If a U.S. Holder holds ADSs or common shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other form as is required by the United States Treasury Department. U.S. Holders are urged to consult their tax advisor regarding the application of the PFIC rules to their investment in ADSs or common shares.

Information Reporting and Backup Withholding

The United States tax compliance rules impose reporting requirements on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or common shares, either directly or through a “foreign financial institution”. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Dividend payments with respect to our ADSs or common shares and proceeds from the sale or other disposition of our ADSs or common shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the U.S. Securities and Exchange Commission, or the SEC, a registration statements on Form F-1 under the U.S. Securities Act of 1933, as amended, with respect to two offerings of our common shares represented by ADSs.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$1.2 million in our interest income for the year ended May 31, 2011.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the People’s Bank of China announced that it has decided to proceed further with reform of the Renminbi exchange regime and to enhance the Renminbi exchange rate flexibility. In 2010, the appreciation of Renminbi against the U.S. dollar reached 3.0% in total. It is difficult to predict how this new policy may impact the Renminbi exchange rate going forward. In addition, there remains international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB57.9 million in the value of our U.S. dollar denominated financial assets as of May 31, 2011.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments: (1) US$256,570 for the expenses related to our investor relations program and (2) US$224,263 for the directors and officers liability and company insurance reimbursement. The payment we received is offset against general and administrative expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2011, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2011 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of May 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2011 of the Group and our report dated October 14, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

October 14, 2011

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

	For the Year Ended May 31,
(in US$ thousands)	2010	2011
Audit fees(1)	1,000	932
Audit related fees(2)	—	20
Tax fees(3)	25	24

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

None.

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

Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. Currently, we have six directors on our board, consisting of three independent directors and three directors who are also our executive officers. Nevertheless, we have maintained fully independent audit, compensation and nominating and corporate governance committees on our board of directors since the first anniversary of our NYSE listing.

Other than the chief executive officer certification and the majority independent board requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. A copy of our corporate governance guidelines is available on our website at http://investor.neworiental.org.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	First Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2005, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.5 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.1	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between our company and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Form of Exclusive Option Agreement among our company, New Oriental China and shareholders of New Oriental China (incorporated by reference to Exhibit 99.7 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.7	English Translation of Form of Equity Pledge Agreement among our company, New Oriental China and shareholders of New Oriental China (incorporated by reference to Exhibit 99.8 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.8	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch (incorporated by reference to Exhibit 99.12 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

8.1*	Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
Name:	Michael Minhong Yu
Title:	Chairman and Chief Executive Officer

Date: October 14, 2011

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of May 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2011, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 14, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

October 14, 2011

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of May 31,
	2010	2011
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	281,104	317,260
Restricted cash	582	3,374
Term deposits	137,905	152,680
Short term investments	—	143,704
Accounts receivable, net of allowance of US$69 and US$60 for 2010 and 2011, respectively	1,922	1,655
Inventory	17,163	18,011
Deferred tax assets	2,982	5,337
Prepaid expenses and other current assets, net	22,156	33,248

Total current assets	463,814	675,269
Property and equipment, net	118,118	160,421
Land use rights, net	3,403	3,502
Amounts due from related parties	396	—
Long term deposit	3,664	7,826
Long term prepaid rent	1,851	2,789
Deferred tax assets, non-current	1,567	997
Intangible assets	787	4,976
Goodwill	2,818	7,588
Long term investment	2	2

Total assets	596,420	863,370

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) without recourse to Beijing New Oriental Education & Technology (Group) Co., Ltd., (“New Oriental China”) of US$11,001 and US$9,416 as of May 31,2010 and 2011, respectively)	11,038	9,518
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental China of US$40,904 and US$67,971 as of May 31,2010 and 2011, respectively)	44,838	77,002
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to New Oriental China of US$5,640 and US$7,050 as of May 31,2010 and 2011, respectively)	5,750	7,163
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse New Oriental China of US$14 and US$nil as of May 31, 2010 and 2011, respectively)	14	—
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental China of US$106,619 and US$192,481 as of May 31,2010 and 2011, respectively)	107,065	194,317

Total current liabilities	168,705	288,000

Deferred tax liabilities, non-current (including deferred tax liabilities, non current without recourse to New Oriental China of US$137 and US$1,081 as of May 31,2010 and 2011, respectively)	137	1,147
Total liabilities	168,842	289,147

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of May 31,
	2010	2011
	US$	US$
Commitments (Note 19)

Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2010 and 2011, respectively; 155,379,387 and 158,379,387 shares issued and outstanding as of May 31, 2010 and 2011, respectively)	1,518	1,540
Additional paid-in capital	164,975	186,585
Statutory reserves	13,007	16,104
Retained earnings	224,755	323,432
Accumulated other comprehensive income	23,312	46,562

Total New Oriental Education & Technology Group Inc. shareholders’ equity	427,567	574,223
Noncontrolling interest	11	—

Total equity	427,578	574,223

Total liabilities and equity	596,420	863,370

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended May 31,
	2009	2010	2011
	US$	US$	US$
NET REVENUES
Educational programs and services	266,389	352,857	508,439
Books and others	26,178	33,450	49,433

Total net revenues	292,567	386,307	557,872

Operating costs and expenses
Cost of revenues	(112,011)	(147,261)	(222,625)
Selling and marketing	(38,947)	(58,396)	(82,797)
General and administrative	(80,689)	(103,336)	(155,412)
Loss on disposal of subsidiaries	—	—	(1,537)

Total operating costs and expenses	(231,647)	(308,993)	(462,371)

OPERATING INCOME	60,920	77,314	95,501

OTHER INCOME (EXPENSE), NET
Interest income	6,599	6,474	13,017
Miscellaneous income (expense), net	590	(252)	1,257

Income before provisions for income taxes and noncontrolling interest	68,109	83,536	109,775

Provision for income taxes:
Current	(8,399)	(7,845)	(9,390)
Deferred	1,143	1,871	1,154

Provision for income taxes	(7,256)	(5,974)	(8,236)

Net income	60,853	77,562	101,539

Add: Net loss attributable to noncontrolling interest	163	227	235

Net income attributable to New Oriental Education & Technology Group Inc.	61,016	77,789	101,774

Net income per share attributable to New Oriental Education & Technology Group Inc. - basic (Note 17)	0.41	0.52	0.66

Net income per share attributable to New Oriental Education & Technology Group Inc. - diluted (Note 17)	0.40	0.50	0.65

Weighted average shares used in calculating basic net income per share	149,090,088	150,952,249	153,253,065

Weighted average shares used in calculating diluted net income per share	153,528,383	154,831,633	156,071,833

Share-based compensation expense included in:
Cost of revenues	316	657	900
Selling and marketing	225	117	—
General and administrative	16,209	15,409	14,145

Total	16,750	16,183	15,045

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME

(In thousands, except share data)

	New Oriental Education & Technology Group Inc.Shareholders
							Total New Oriental Education & Technology Group Inc. shareholders’ equity
				Accumulated other comprehensive income
	Common shares		Additional paid-in capital							Total comprehensive income
					Statutory reserve	Retained earning		Noncontrolling interest	Total equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance at June 1, 2008	152,197,907	1,503	177,794	20,426	10,448	88,509	298,680	177	298,857
Common shares converted to ADS shares for future exercises of share options or non-vested equity shares (note 1)	3,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	13	5,308	—	—	—	5,321	—	5,321
The vesting of non-vested equity shares	—	6	(6)	—	—	—	—	—	—
Shares repurchase (note 1)	(2,193,200)	(22)	(33,498)	—	—	—	(33,520)	—	(33,520)
Share-based compensation expense	—	—	16,750	—	—	—	16,750	—	16,750
Waived rental expense by noncontrolling shareholder	—	—	22	—	—	—	22	—	22
Transfer to statutory reserves	—	—	—	—	2,423	(2,423)	—	—	—
Noncontrolling interest of Beijing Haitian Mingshitang Exam Training Education School (“Mingshitang”)	—	—	—	—	—	—	—	224	224
Comprehensive income:
Net income	—	—	—	—	—	61,016	61,016	(163)	60,853	60,853
Foreign currency translation adjustment	—	—	—	2,977	—	—	2,977	—	2,977	2,977

Total comprehensive income										63,830

Balance at May 31, 2009	153,004,707	1,500	166,370	23,403	12,871	147,102	351,246	238	351,484
Common shares converted to ADS shares for future exercises of share options or non-vested equity shares (note 1)	4,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	28	12,408	—	—	—	12,436	—	12,436
The vesting of non-vested equity shares	—	6	(6)	—	—	—	—	—	—
Shares repurchase (note 1)	(1,625,320)	(16)	(29,980)	—	—	—	(29,996)	—	(29,996)
Share-based compensation expense	—	—	16,183	—	—	—	16,183	—	16,183
Transfer to statutory reserves	—	—	—	—	136	(136)	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	77,789	77,789	(227)	77,562	77,562
Foreign currency translation adjustment	—	—	—	(91)	—	—	(91)	—	(91)	(91)

Total comprehensive income										77,471

Balance at May 31, 2010	155,379,387	1,518	164,975	23,312	13,007	224,755	427,567	11	427,578
Common shares converted to ADS shares for future exercises of share options or non-vested equity shares (note 1)	3,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options (note 1)	—	13	6,574	—	—	—	6,587	—	6,587
The vesting of non-vested equity shares	—	9	(9)	—	—	—	—	—	—
Share-based compensation expense	—	—	15,045	—	—	—	15,045	—	15,045
Transfer to statutory reserves	—	—	—	—	3,097	(3,097)	—	—	—
Noncontrolling interest of Mingshitang	—	—	—	—	—	—	—	224	224
Comprehensive income:
Net income	—	—	—	—	—	101,774	101,774	(235)	101,539	101,539
Foreign currency translation adjustment	—	—	—	23,250	—	—	23,250	—	23,250	23,250

Total comprehensive income										124,789

Balance at May 31, 2011	158,379,387	1,540	186,585	46,562	16,104	323,432	574,223	—	574,223

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2009	2010	2011
	US$	US$	US$
Cash flows from operating activities
Net income	60,853	77,562	101,539
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment	10,362	12,190	16,407
Amortization of intangible assets	159	79	529
Amortization of land use rights	81	81	83
Loss on disposal of property and equipment	14	214	431
Impairment of goodwill	—	76	—
Loss on disposal of subsidiaries	—	—	1,537
Share-based compensation expense	16,750	16,183	15,045
Allowance for doubtful accounts	17	27	55
Write off of the amount due from related parties	—	—	406
Waived rental expense by noncontrolling shareholder	22	—	—
Deferred income taxes	(1,143)	(1,871)	(1,154)
Changes in operating assets and liabilities
Accounts receivables	(661)	(410)	314
Prepaid expenses and other current assets	(387)	(7,953)	(10,012)
Inventory	(4,309)	(1,982)	91
Long term deposit	(2,017)	(1,645)	(3,859)
Long term prepaid rent	(1,328)	(521)	(816)
Accounts payable	2,141	1,746	(2,068)
Accrued expenses and other current liabilities	1,136	13,857	19,749
Income taxes payable	910	2,023	929
Deferred revenue	14,568	32,322	76,627
Amounts due to related parties	14	(88)	(14)

Net cash provided by operating activities	97,182	141,890	215,819

Cash flows from investing activities
Restricted cash paid for establishing new school subsidiaries	(29)	(43)	(2,687)
Bank deposits maturing over three months	(6,012)	(78,108)	(7,092)
Purchase of short term investments	—	—	(139,903)
Purchase of Mingshitang, net of cash acquired and deposit paid in previous year	43	—	—
Purchase of Tongwen, net of cash acquired of US$402	(513)	(549)	(188)
Purchase of Newave, net of cash acquired of US$72	—	—	(1,720)
Purchase of property and equipment	(15,998)	(19,558)	(49,138)
Proceeds from disposal of property and equipment	247	333	1,714
Purchase of intangible assets	—	—	(415)
Proceeds received from disposal of Mingshitang	—	—	150
Proceeds received from disposal of Beijing Tomorrow Oriental Technology Co., Ltd. (“Tomorrow Oriental”)	—	—	1,127

Net cash used in investing activities	(22,262)	(97,925)	(198,152)

Cash flows from financing activities
Proceeds from issuance of common share upon exercise of share option	5,322	12,446	6,432
Cash paid for shares repurchased	(35,455)	(29,996)	—
Proceeds from changes in amount due to related parties	8	—	—

Net cash used in financing activities	(30,125)	(17,550)	6,432

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2009	2010	2011
	US$	US$	US$
Effects of exchange rate changes	1,537	(83)	12,057

Net change in cash and cash equivalents	46,332	26,332	36,156
Cash and cash equivalents at beginning of year	208,440	254,772	281,104

Cash and cash equivalents at end of year	254,772	281,104	317,260

Supplement disclosure of cash flow information
Income taxes paid	7,426	5,823	7,977

Non-cash investing and financing activities:
Payable for purchase of property and equipment	1,817	3,374	7,475
Payable for acquisition of Tongwen	550	183	193
Payable for acquisition of Newave	—	—	4,243

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

New Oriental China was established on August 2, 2001. New Oriental China and its subsidiaries primarily conduct their businesses in the People’s Republic of China (the “PRC”).

On August 18, 2004, the shareholder group of New Oriental China established New Oriental Education & Technology Group Inc. (the “Company”) under the laws of the British Virgin Islands with 100,000,000 common shares. On January 25, 2006, the Company changed its corporate domicile to the Cayman Islands. The Company, its subsidiaries, its VIE, New Oriental China, and the VIE’s subsidiaries are collectively referred to as the “Group”, hereinafter.

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

In September 2006, the Company and certain selling shareholders of the Company completed an initial public offering (“IPO”) of 34,500,000 American depositary shares (“ADSs”) representing 34,500,000 of the Company’s common shares. Immediately following the completion of the IPO, the Company’s memorandum of association was amended and restated to increase the Company’s total authorized share capital to 300,000,000 common shares at a par value of US$0.01 per common share.

In February 2007, the Company and certain selling shareholders of the Company completed an additional public offering where 2,393,596 ADSs representing 2,393,596 common shares were issued.

As of May 31, 2011, 158,379,387 ADSs representing 158,379,387 common shares were issued and outstanding. On August 18, 2011, the Company effected a change in the conversion ratio of ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. The effect of such change has been retroactively reflected in consolidated financial statements.

In February 2008, the Company approved a share repurchase program authorizing the repurchase of up to 4,000,000 ADSs representing 4,000,000 common shares during the period from February 25, 2008 to December 31, 2008. As of May 31, 2009, 4,000,000 ADSs representing 4,000,000 common shares had been repurchased and retired as part of the program, of which 2,193,200 ADSs representing 2,193,200 common shares were repurchased and retired during the year ended May 31, 2009.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In July 2009, the Company authorized the repurchase of up to US$30 million of ADSs during the period from August 5, 2009 through December 31, 2009. As of May 31, 2010, 1,625,320 ADSs representing 1,625,320 common shares had been repurchased and retired.

As of May 31, 2011, details of the Company’s subsidiaries and VIE and its subsidiaries were as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of control	Principal activity
Subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational Information system and other consulting services
Beijing Judgment Education & Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and investing activities
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development and distribution and other consulting services
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development and distribution and other consulting services
Beijing Boost Caring Education & Consulting Company Limited (“Beijing Boost Caring”)	March 25, 2010	PRC	100%	Educational consulting and software development
Shanghai Smart Words Software Technology Company Limited (“Shanghai Smart Words”)	December 8, 2010	PRC	100%	Educational consulting and software development
Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	100%	Kindergarten
Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	September 9, 2007	PRC	100%	Kindergarten
Nanjing Yuhuatai District Kindergarten of Stars (“Nanjing Kindergarten”)	April 10, 2009	PRC	100%	Kindergarten
Elite Concept Holdings Limited	December 3, 2007	Hong Kong	100%	Educational Consulting
Winner Park Limited	December 9, 2008	Hong Kong	100%	Educational Consulting
Smart Shine International Limited	December 9, 2008	Hong Kong	100%	Educational Consulting
VIE of the Company:
New Oriental China	August 2, 2001	PRC	100%	Education consulting, software development and distributions and other services
Subsidiaries of New Oriental China:
Beijing Haidian District Privately-Funded New Oriental School	October 5, 1993	PRC	100%	Language and post-secondary education
Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	100%	Language education
Guangzhou Haizhu District Privately-Funded New Oriental Training School	September 8, 2000	PRC	100%	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of control	Principal activity
Wuhan New Oriental Training School	April 24, 2002	PRC	100%	Language education
Tianjin New Oriental Training School	August 21, 2002	PRC	100%	Language education
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	100%	Language education
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	100%	Language education
Subsidiaries of New Oriental China:
Shenzhen New Oriental Training School	October 15, 2003	PRC	100%	Language education
Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	100%	Language education
Chongqing New Oriental Training School	August 15, 2003	PRC	100%	Language education
Chengdu New Oriental School	August 18, 2003	PRC	100%	Language education
Xiangfan New Oriental Training School	October 26, 2004	PRC	100%	Language education
Changsha Furong District New Oriental Training School	May 25, 2005	PRC	100%	Language education
Jinan New Oriental School	May 31, 2005	PRC	100%	Language education
Taiyuan Oriental Training School	April 20, 2005	PRC	100%	Language education
Ha’er Bin Nangang District Oriental Training School	May 20, 2005	PRC	100%	Language education
Changchun Oriental Training School	July 26, 2005	PRC	100%	Language education
Hangzhou Oriental Training School	July 21, 2005	PRC	100%	Language education
Zhengzhou Oriental Training School	July 19, 2005	PRC	100%	Language education
Zhuzhou New Oriental Training School	April 30, 2006	PRC	100%	Language education
Shijiazhuang New Oriental Training School	April 3, 2006	PRC	100%	Language education
Suzhou New Oriental Training School	April 26, 2006	PRC	100%	Language education
Anshan New Oriental Training School	June 13, 2006	PRC	100%	Language education
Hefei New Oriental Foreign Language Training School	June 13, 2006	PRC	100%	Language education
Kunming Xishan New Oriental School	June 13, 2006	PRC	100%	Language education
Foshan Chancheng District New Oriental Training School	July 14, 2006	PRC	100%	Language education
Wuxi New Oriental Training School	August 14, 2006	PRC	100%	Language education
Fuzhou Gulou District New Oriental Training School	September 1, 2006	PRC	100%	Language education
Beijing New Oriental North Star Training School	September 26, 2006	PRC	100%	Language education
Nanchang Donghu District New Oriental Language School	March 16, 2007	PRC	100%	Language education
Yichang Wujiagang District Yichang New Oriental School	January 1, 2006	PRC	100%	Language education
Jingzhou New Oriental Training School	April 10, 2007	PRC	100%	Language education
Dalian New Oriental Training School	June 12, 2007	PRC	100%	Language education
Huangshi New Oriental Training School	March 17, 2008	PRC	100%	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of control	Principal activity
Ningbo New Oriental School	April 16, 2008	PRC	100%	Language education
Lanzhou Chenguan District New Oriental School	March 19, 2008	PRC	100%	Language education
Subsidiaries of New Oriental China:
Xiamen Siming District New Oriental School	July 8, 2008	PRC	100%	Language education
Qingdao New Oriental School	August 5, 2008	PRC	100%	Language education
Nanning New Oriental School	September 18, 2008	PRC	100%	Language education
Xuzhou New Oriental School	March 31, 2009	PRC	100%	Language education
Xiangtan Yuhu District New Oriental School	July 5, 2010	PRC	100%	Language education
Zhenjiang New Oriental School	August 3, 2010	PRC	100%	Language education
Luoyang New Oriental School	November 25, 2010	PRC	100%	Language education
Nantong Chongchuan District New Oriental School	December 28, 2010	PRC	100%	Language education
Jilin Chuanying District New Oriental School	March 17, 2011	PRC	100%	Language education
Guiyang Yunyan District New Oriental School	March 21, 2011	PRC	100%	Language education
Inner Mongolia Hohhot New Oriental School	April 2, 2011	PRC	100%	Language education
Shanghai Huangpu District Newave Education Training Center (“Newave”)	October 1, 2007	PRC	100%	Language education
Changchun Tongwen Gaokao Training Education School	October 8, 2008	PRC	100%	College admission examination training
Changchun Tongwen High School	September 10, 2008	PRC	100%	Primary secondary school education
Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	100%	Primary secondary school education
Beijing Changping New Oriental Foreign Language School	July 26, 2010	PRC	100%	Primary secondary school education
Beijing New Oriental Dogwood Cultural Communications Co., Ltd.	May 16, 2003	PRC	100%	Sales of educational materials and products.
Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd.	March 2, 2004	PRC	100%	Sales of educational materials and products.
Chengdu New Oriental Dogwood Bookstore Products Co., Ltd.	January 18, 2004	PRC	100%	Sales of educational materials and products.
Chongqing New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	February 25, 2004	PRC	100%	Sales of educational materials and products.
Shenyang new Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 18, 2003	PRC	100%	Sales of educational materials and products.
Guangzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 11, 2003	PRC	100%	Sales of educational materials and products.
Wuhan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	December 16, 2003	PRC	100%	Sales of educational materials and products.
Xi’an New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	June 3, 2003	PRC	100%	Sales of educational materials and products.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of control	Principal activity
Subsidiaries of New Oriental China:
Shanghai New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 28, 2003	PRC	100%	Sales of educational materials and products.
Nanjing New Oriental Dogwood Bookstore Products Co., Ltd.	April 21, 2003	PRC	100%	Sales of educational materials and products.
Tianjin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	December 15, 2003	PRC	100%	Sales of educational materials and products.
Changchun New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	October 8, 2005	PRC	100%	Sales of educational materials and products.
Changsha New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	April 3, 2006	PRC	100%	Sales of educational materials and products
Ha’er Bin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	March 13, 2006	PRC	100%	Sales of educational materials and products.
Taiyuan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	July 12, 2006	PRC	100%	Sales of educational materials and products
Zhengzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	August 8, 2006	PRC	100%	Sales of educational materials and products
Hefei Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 22, 2006	PRC	100%	Sales of educational materials and products
Fuzhou Gulou District Dogwood Bookstore & Audio-Visual Products Co., Ltd	August 26, 2009	PRC	100%	Sales of educational materials and products
Hangzhou Dogwood Bookstore Products Co., Ltd	July 25, 2007	PRC	100%	Sales of educational materials and products
Nanchang Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 14, 2007	PRC	100%	Sales of educational materials and products
Kunming Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 21, 2007	PRC	100%	Sales of educational materials and products
Dalian New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	March 25, 2008	PRC	100%	Sales of educational materials and products
Jinan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	April 7, 2008	PRC	100%	Sales of educational materials and products
Lanzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	October 28, 2008	PRC	100%	Sales of educational materials and products
Shijiazhuang New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2009	PRC	100%	Sales of educational materials and products
Ningbo Haishu New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	May 31, 2010	PRC	100%	Sales of educational materials and products
Suzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	June 1, 2010	PRC	100%	Sales of educational materials and products

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of control	Principal activity
Subsidiaries of New Oriental China:
Qingdao New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2010	PRC	100%	Sales of educational materials and products
Xuzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 29, 2010	PRC	100%	Sales of educational materials and products
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	100%	Consulting
Shanghai Vision Overseas Consulting Co., Ltd.	June 26, 2009	PRC	100%	Consulting
Shanghai Vision Overseas Service Co., Ltd.	March 24, 2011	PRC	100%	Consulting
Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”) (Note (i))	January 20, 2004	PRC	100%	Advertising
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”) (Note (i))	March 11, 2005	PRC	100%	On-line education

Note:

(i)	Dogwood Advertisement and Xuncheng were established by New Oriental China and their respective nominee owners. Prior to May 31, 2007 and according to the agreement signed between New Oriental China and these nominee owners, these nominee owners do not have any controlling or financial interest in these two entities, including no rights to receive dividends or other distributions, no voting rights, and no other rights or benefits associated with their ownership interest. In December 2007, these nominee owners had transferred all of their interests in these entities to New Oriental China for cash considerations of US$14. Accordingly, as of May 31, 2008, these two entities became wholly-owned subsidiaries of New Oriental China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Regulations of the PRC restrict direct foreign ownership of business entities providing educational services in the PRC where certain licenses are required. To comply with the PRC laws and regulations, the Company provides a significant portion of its services in China through its VIE, New Oriental China, for which the Company is the primary beneficiary. The Company, through its wholly foreign owned subsidiaries (“WFOEs”) in China, entered into exclusive technical and other services agreements with New Oriental China in April 2005, under which the Company provides technical and other services to New Oriental China and its subsidiaries in exchange for significantly all of the net income of New Oriental China and its subsidiaries. As collateral to ensure New Oriental China and its subsidiaries’ payments under the Service Agreements, the shareholders of New Oriental China and its subsidiaries, through an equity pledge agreement dated April 2005, pledged all of their rights and interests in New Oriental China and its subsidiaries, including voting rights and dividend rights, to the Company. In addition, the shareholders of New Oriental China, through an exclusive option agreement, granted to the Company an exclusive, irrevocable and unconditional right to purchase part or all of the equity interests in New Oriental China and its subsidiaries when the purchase becomes permissible under the relevant PRC Law.

Agreements that transfer economic benefits to the WFOEs and provide WFOEs effective control over VIE

Trademark License Agreements. Pursuant to the trademark license agreement dated May 13, 2006 between the WFOEs as the licensors and VIE as the licensee, the WFOEs have licensed their trademarks to VIE for their use in China. The WFOEs have also allowed VIE to enter into a sub-license agreement with each subsidiary of VIE and each New Oriental school pursuant to which each of these subsidiaries and schools may use the WFOEs’ trademarks in China by paying certain licensing fees. VIE is authorized to collect the licensing fees from each sub-licensee and handle other related matters. The term of each of these license and sublicense agreements is five to ten years from its signing date.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements that transfer economic benefits to the WFOEs and provide WFOEs effective control over VIE - continued

New Enrollment System Development Service Agreements. Pursuant to the new enrollment system development service agreements dated as of April 25, 2005 and their respective supplements entered into on January 1, 2006 between Beijing Decision and certain New Oriental schools, Beijing Decision agreed to provide new enrollment system development and regular maintenance services to each of these New Oriental schools for a fee calculated based upon the number of new enrollments each month, subject to quarterly adjustments. The new enrollment system in these agreements refers to the new enrollment system designed and created by Beijing Decision. In addition, Beijing Hewstone, Beijing Pioneer and Shanghai Smart Words have been selling various self-developed educational software to various New Oriental Schools, which are in turn included as part of the course materials for students enrolling in relevant courses.

Equity Pledge Agreement. Pursuant to the equity pledge agreements dated as of May 25, 2006 among VIE, the shareholders of VIE, Beijing Hewstone and Beijing Decision, each shareholder of VIE agreed to pledge his or its equity interests in VIE to Beijing Hewstone and Beijing Decision to secure the performance of VIE’s or its subsidiaries’ obligations under the relevant principal agreements, including certain teaching support agreements, new enrollment system development service agreements, website development and use agreements, and trademark license agreements, and each of them has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on his or its equity interests in VIE without the prior written consent of Beijing Decision. The VIE has also agreed to accept the policies and guidance provided by the Beijing Hewstone and Beijing Decision from time to time relating to employment (in the sense that the VIE must designate the candidates nominated by Beijing Hewstone and Beijing Decision to be the directors on its board of directors, and must appoint the persons recommended by Beijing Hewstone and Beijing Decision to be its president, financial controller and other senior executives), termination, operations and financial management. In addition, the VIE agrees that it will not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of Beijing Hewstone and Beijing Decision.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements that provide the WFOEs the option to purchase the equity interest in the VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreements entered into on various dates, as amended on May 25, 2006, among the WFOEs, VIE and the shareholders of VIE, the shareholders of VIE are obligated to sell to the WFOEs, and the WFOEs have an exclusive, irrevocable and unconditional right to purchase, or cause the WFOEs’ designated party to purchase, from such shareholders, in the WFOEs’ sole discretion, part or of all of these shareholders’ equity interests in VIE when and to the extent that applicable PRC law permits the WFOEs to own part or all of such equity interests in VIE. The purchase price to be paid by the WFOEs will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

As a result of these contractual arrangements, the WFOEs are the primary beneficiary of the VIE and the Company has consolidated the financial results of the VIE and its subsidiaries in its consolidated financial statements since the later of the date of inception or acquisition.

Risks in relation to the VIE structure

The Company believes that the WFOEs’ contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, the WFOEs or the VIE.

Substantially all of the Group’s business has been directly operated by (and as a result substantially all of the Group’s revenues have been generated from) the VIE and its subsidiaries.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIE. The amendments effectively replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a VIE that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of or the right to receive benefits from the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with VIE and about any significant changes in risk exposure as a result of that involvement.

The Group adopted the new guidance on June 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in the financial statements.

As discussed above, the Company had consolidated VIE, under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities. Because the Company, through its WFOEs, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE, it continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, will have no accounting impact.

The following financial statement balances and amounts of the Company’s VIE and VIE’s subsidiaries were included in the accompanying unaudited condensed consolidated financial statements:

	As of May 31,
	2010	2011
	US$	US$
Total current assets	276,724	358,294
Total non-current assets	124,694	178,967

Total assets	401,418	537,261

Total current liabilities	164,178	276,918
Total non-current liabilities	137	1,081

Total liabilities	164,315	277,999

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

	Year ended May 31,
	2009	2010	2011
	US$	US$	US$
Net revenues	289,772	382,189	542,043
Net income	86,502	105,511	131,249
Net cash provided by operating activities	78,609	86,467	156,088
Net cash used in investing activities	(13,610)	(69,794)	(152,840)
Net cash provided by financing activities	—	—	—

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority owned subsidiaries and its VIE, New Oriental China and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

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

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

Business combinations are recorded using the acquisition method of accounting. On June 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From June 1, 2009, the assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

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

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

Short term investments

Short term investments consist of held-to-maturity investment with the maturity of less than one year. All of the Company’s held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investments. OTTI below cost is recognized as a loss in the income statement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted cash

Restricted cash represents RMB deposits in bank accounts as deposits for establishing new school subsidiaries.

Allowance for doubtful accounts

Accounts receivable mainly represent amounts due from the customers of the Group’s various subsidiaries. The Group provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Group’s estimates are based on historical collection experience and a review of the current status of accounts receivable and advances to suppliers. It is reasonably possible that the Group’s estimate of the allowances for doubtful accounts will change. Accounts receivable and advances to suppliers are presented net of an allowance for doubtful accounts.

Inventory

Inventory is stated at the lower of cost (average weighted cost method) or market value.

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

Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight line basis over the following estimated useful lives:

Buildings	20-50 years
Transportation equipment	10 years
Furniture and education equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of the lease terms or estimated useful lives

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

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not incur impairment losses on long-lived assets during the years ended May 31, 2009, 2010 and 2011.

Impairment of goodwill and indefinite-lived intangible assets

The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable at least annually.

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

The Group performs the annual impairment tests on May 31 of each year. The Group recognized an impairment loss of nil, US$76 and nil (Note 10) on goodwill and other intangible assets not subject to amortization for the years ended May 31, 2009, 2010 and 2011, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets with definite lives

Acquired intangible assets with definite lives consist of trademark, student base, license and coursewares, and are carried at cost, less accumulated amortization and impairment. Amortization of acquired intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets. The weighted average amortization periods by major intangible assets class are as follows:

Trademark	10 years
Student base	5 years
License	3-20 years
Courseware	1 year

Long-term investments

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Group did not incur impairment losses relating to long term investments during the years ended May 31, 2009, 2010 and 2011.

Revenue recognition

Revenue is recognized when earned and is reported net of business taxes, scholarships, and refunds. Business tax amounted to US$9,519, US$14,619 and US$18,966 for the years ended May 31, 2009, 2010 and 2011, respectively. The primary sources of the Company’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training service. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years 2009, 2010 and 2011. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(a)	Educational programs and services - continued

The Group also sells online-learning cards primarily to distributors at fixed price after deducting a pre-determined fixed discount to the face value of the cards. Online-learning card sales represent prepaid service fees received from students for e-learning services. The prepaid service fee is recorded as deferred revenue upon receiving the upfront payment. Revenue is recognized upon actual usage of the cards by the students based on the number of minutes the students use the e-learning services, of which the actual usage is tracked by us on an individual basis. Upon the expiration of the online-learning card, which ranges from six months to one year from the date of sale of the card to the distributor, the Group will recognize the remaining unused minutes as revenue.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were US$9,721, US$17,942 and US$21,376 for the years ended May 31, 2009, 2010 and 2011, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group reports government subsidies as miscellaneous income when received from local government authority and are not subject to future return, reimbursement on performance condition. Government subsidies received totaled US$303, US$251 and US$1,028 for the years ended May 31, 2009, 2010 and 2011, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

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

The functional currency of the Group excluding the Company and subsidiaries in Hong Kong is RMB. The functional currency of the Company and subsidiaries in Hong Kong is US$. Transactions in other currencies are recorded in each relevant entity’s functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are re-measured into the applicable functional currencies at the prevailing rates of exchange on the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, restricted cash, and term deposits of the Group included aggregate amounts of US$335,111and US$383,572 at May 31, 2010 and 2011, respectively, which were denominated in RMB.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

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

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on a recurring basis as of May 31, 2010 and 2011.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, short term investments, accounts receivable and amounts due from/to related parties. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivable and amount due from/to related parties approximate their fair values due to the short-term maturities of these instruments. The fair value of amounts due from related parties, determined based on the present value using applicable discount rate, approximates the carrying value.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

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

Share-based compensation

Share-based payment transactions with employees, such as share options, are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

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

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2011, substantially all of the Group’s cash and cash equivalents, term deposits, and restricted cash were managed by financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in PRC. The risk with respect to accounts receivables is mitigated by credit evaluations the Group performs on the Company’s customers and ongoing monitoring process on outstanding balances. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2009, 2010 and 2011.

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

Recently adopted accounting pronouncements

In May 2009 and February 2010, the FASB issued an authoritative pronouncement regarding recognized and non-recognized subsequent events. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The guidance is effective on a prospective basis for fiscal years and interim periods beginning after June 15, 2009. The Group adopted this pronouncement effective June 1, 2010, which did not have a significant effect on its financial statement disclosures.

On June 12, 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group adopted this pronouncement effective June 1, 2010, which did not have a significant effect on its consolidated financial position or results of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently adopted accounting pronouncements - continued

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group adopted this pronouncement effective June 1, 2010, which did not have a significant impact on its financial condition or results of operations.

Recently issued accounting pronouncements not yet adopted

In April 2010, the FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 11, 2010. Early adoption will not be permitted. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805—Business Combinations that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure - the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity…) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

•

Fair value of an instrument classified in a reporting entity’s shareholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•

For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospective and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition, results of operations, or its financial statement disclosures.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In September 2011, the FASB has issued an authoritative pronouncement related to Testing Goodwill for Impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

3.	BUSINESS ACQUISITION

Acquisition of Mingshitang

On June 1, 2008, the Company acquired 60% equity interest in Mingshitang, which provided college admission examination training service for tutoring students who want to retake college admission examination, for a cash consideration of US$2,017. The acquisition allowed the Company to extend its brand to the large non-English test preparation market and provide synergies with the existing business. The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

	US$	Weighted Average Amortization period
Cash	43
Other current assets	841
Property and equipment	94
Intangible assets
Trademark	375	10 years
Courseware	64	1 year
Goodwill (allocated to segment of language training and test preparation courses)	1,378
Other current liabilities	(461)
Deferred tax liabilities	(110)
Noncontrolling interest	(207)

Total	2,017

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

3.	BUSINESS ACQUISITION - continued

Acquisition of Mingshitang - continued

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

Acquisition of Tongwen

On September 1, 2008, the Company acquired a 100% equity interest in Changchun Tongwen Gaokao Training Education School and Changchun Tongwen High School, for an initial cash consideration of US$915. The acquisition provided college admission examination training service. Contingent consideration was paid to the selling shareholders in installments based on the student enrollment number of the acquired business for the periods from June 1, 2008 to April 10, 2010 and operation result for the year ended May 31, 2011, respectively. The total contingent consideration was US$926 in cash when all the contingent conditions are satisfied. The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. This initial purchase price of US$915 was allocated as at the date of acquisition as follows:

	US$	Weighted Average Amortization period
Cash	402
Other current assets	17
Property and equipment	2
Intangible assets
Trademark	294	10 years
Courseware	45	1 year
Goodwill (allocated to segment of language training and test preparation courses)	760
Other current liabilities	(520)
Deferred tax liabilities	(85)

Total	915

As contingent conditions of all the three installments were met, the respective contingent consideration for the corresponding installment of US$550, US$183 and US$193 (Note 10) was recognized as addition to the goodwill in fiscal years 2009, 2010 and 2011, respectively.

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

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

3.	BUSINESS ACQUISITION - continued

Acquisition of Newave

On September 1, 2010, the Company acquired a 100% equity interest in Shanghai Huangpu District Newave Education Training Center, a Shanghai based private school that specialized in tutoring English for K-12 students. The acquisition further extended the Company’s market position in Shanghai. The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as at the date of acquisition as follows:

	US$	Amortization period
Cash	72
Other current assets	448
Property and equipment	525
Intangible assets
Trademark	1,430	Indefinite
Courseware	9	1 year
Student base	2,897	5 years
License	7	3 years
Goodwill (allocated to segment of language training and test preparation courses)	5,537
Deferred revenue	(2,595)
Other current liabilities	(1,209)
Deferred tax liabilities	(1,086)

Total	6,035

Of the total consideration of US$6,035, the Company has paid US$1,792 as of May 31, 2011. The remaining balance of US$4,243 is contingent consideration, which is subject to adjustment based on Newave achieving certain performance targets during the period from September 1, 2010 to August 31, 2011. The contingent consideration was recognized as a liability and measured at its fair value at the acquisition date. Upon settlement, the contingent consideration amount can range between US$nil to US$11,577. Any subsequent change in fair value will be charged to consolidated statements of operations.

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

For the year ended May 31, 2011, Newave contributed US$4,757 to consolidated net revenues and had a net loss of US$15. The unaudited pro forma information of the acquisition as if the acquisition had occurred on June 1, 2010 and 2009 is not presented because the Group believes it is impracticable to do so.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

4.	DISPOSAL OF SUBSIDIARIES

Disposal of Mingshitang

In April 2011, the Company sold 60% equity interest in Mingshitang to Mr. Ma Yonggang, the noncontrolling shareholder of Mingshitang, for a cash consideration of US$460, resulting in a loss of US$1,177. The loss on disposal was derived as follows:

US$
Cash consideration	460

Less:
Assets	2,738
Liabilities	(1,484)
Noncontrolling interest	383

Disposal loss	(1,177)

Disposal of Tomorrow Oriental

In May 2011, the Company sold 100% equity interest in Tomorrow Oriental to Mr. Huang Binliang, the general manager of Tomorrow Oriental, for a cash consideration of US$1,127, resulting in a loss of US$360. The loss on disposal was derived as follows:

US$
Cash consideration	1,127

Less:
Assets	1,969
Liabilities	(482)

Disposal loss	(360)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

5.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments. The maturities of these financial products range from one month to less than one year, with stated interest rates ranging from 4.1% to 5.7%. All of the Company’s held-to-maturity investments are stated at its amortized costs, which approximates fair value. It is classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates, which are less than one year.

Short-term investments consisted of the following:

	As of May 31,
	2010	2011
	US$	US$
Held-to-maturity investments	—	143,704

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2010	2011
	US$	US$
Beginning balance	55	69
Charge during the year	27	47
Written-off	(13)	(56)

Ending balance	69	60

7.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2010	2011
	US$	US$
Course materials	6,024	6,218
Publication	11,139	11,793

	17,163	18,011

A valuation allowance was not considered necessary because inventory was marked down to the lower of cost or market value, in the amount of US$155 and US$526, for the years ended May 31, 2010 and 2011, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2010	2011
	US$	US$
Advances to suppliers	2,048	7,115
Interest receivable	3,284	5,980
Prepaid advertising fees	963	1,314
Prepaid property taxes and other taxes	44	194
Prepaid rent	8,726	11,659
Receivable from disposal of Mingshitang	—	310
Receivable from exercise of options	—	155
Refundable deposit for school construction	59	154
Rental deposit	2,058	1,408
Staff advances	1,765	2,888
Value added taxes recoverable	1,276	1,076
Others	2,088	1,158

	22,311	33,411

Less: allowance for uncollectible advances to a supplier	155	163

	22,156	33,248

Staff advances are provided to staff for traveling and related use which are expensed as incurred. Others primarily included insurance fees, recruiting fees, maintenance fees, and other miscellaneous prepayments.

Changes in the allowance for advances to a supplier were as follows:

	As of May 31,
	2010	2011
	US$	US$
Beginning balance	154	155
Charge during the year	10	8
Written-off	(9)	—

Ending balance	155	163

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

9.	INTANGIBLE ASSETS

Intangible assets, net consist of the following:

	As of May 31,
	2010	2011
Costs:
Intangible assets with indefinite lives:
Trademark	240	1,756
Intangible assets with finite lives:
Trademark	675	310
Courseware	110	57
Student base	—	3,045
License	—	422

	1,025	5,590

Accumulated amortization:
Trademark	(128)	(85)
Courseware	(110)	(55)
Student base	—	(457)
License	—	(17)

	(238)	(614)

Net Carrying Amount:
Intangible assets with indefinite lives:
Trademark	240	1,756
Intangible assets with finite lives:
Trademark	547	225
Courseware	—	2
Student base	—	2,588
License	—	405

	787	4,976

In connection to the disposal of Mingshitang during the year ended May 31, 2011, certain finite life intangible assets were disposed of.

The amortization expenses for acquired intangible assets for the years ended May 31, 2010 and 2011 were US$79 and US$529. The Company expects to record amortization expenses of US$665, US$663, US$661, US$661 and US$204 for the next five years through May 31, 2016, respectively, and remaining US$366 will be amortized after 2016.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

10.	GOODWILL

As of May 31, 2011
Gross amount:
Beginning balance	2,894
Contingent consideration of the acquisition of Tongwen	193
Acquisition of Newave	5,537
Disposal of Mingshitang	(1,378)
Exchange differences	342

Ending balance	7,588

Accumulated goodwill impairment loss:
Beginning balance	(76)
Disposal of Mingshitang	76

Ending balance	—

Goodwill, net as of May 31, 2011	7,588

Goodwill, net as of May 31, 2010	2,818

11.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of May 31,
	2010	2011
	US$	US$
Buildings	88,303	104,994
Transportation equipment	5,432	6,177
Furniture and education equipment	28,191	38,794
Computer equipment and software	10,138	15,210
Leasehold improvements	32,252	56,961

	164,316	222,136
Less: accumulated depreciation and amortization	(47,417)	(64,523)
Construction in-process	1,219	2,808

	118,118	160,421

For the years ended May 31, 2009, 2010 and 2011, depreciation and amortization expenses were US$10,362, US$12,190 and US$16,407, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

12.	LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of May 31,
	2010	2011
	US$	US$
Land use rights	3,980	3,980
Less: accumulated amortization	(577)	(660)
Exchange differences	—	182

Land use rights, net	3,403	3,502

Amortization expenses for land use rights totaled US$81, US$81 and US$83 for the years ended May 31, 2009, 2010 and 2011, respectively. Future amortization expense is US$83 per year for each of the next five years through May 31, 2016.

13.	LONG TERM INVESTMENT

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2010	2011
	US$	US$
Accrued advertising fees	917	1,861
Accrued payroll	23,112	36,143
Accrued professional service fees	565	628
Amounts reimbursable to employees	2,129	3,030
Business taxes payable	3,969	5,221
Individual taxes withholding	1,661	2,299
Other taxes payable	121	353
Payable for acquisition of Tongwen	183	193
Payable for acquisition of Newave	—	4,243
Payable for purchase of property and equipment	3,374	7,475
Refundable deposit	554	1,203
Refundable incidental expenses received from students	3,354	5,865
Rent payable	1,262	2,531
Royalty fees payable	658	464
Value added taxes payable	205	623
Welfare payable	1,448	1,892
Others	1,326	2,978

Total	44,838	77,002

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION

The following table summarizes information regarding share options and non-vested equity shares (“NES”):

Grant date	Share options and non-vested equity shares granted to date	Fair value of common shares	Exercise price	Intrinsic value
		US$	US$	US$
Share options:
February 28, 2006	7,099,500	1.00	2.02	—
July 21, 2006	1,620,000	1.15	2.38	—
September 7, 2006	100,000	5.41	3.75	1.66
March 5, 2007	3,946,500	8.74	8.75	—

Total	12,766,000

NES:
January 24, 2008	2,720,000	12.75	—	12.75
March 11, 2008	152,000	14.00	—	14.00
July 1, 2008	278,500	13.75	—	13.75
Oct 28, 2008	3,200	12.65	—	12.65
May 15, 2009	205,548	12.75	—	12.75
June 15, 2009	316,200	15.13	—	15.13
May 26, 2010	556,848	21.75	—	21.75

Total	4,232,296

In February 2007, October 2007, October 2008, March 2009 and January 2011, the Company transferred 4,000,000, 2,000,000, 3,000,000, 4,000,000 and 3,000,000 common shares, respectively, to its depositary bank, to be issued to employees and non-employees upon the exercise of their vested share options or upon the vesting of non-vested equity shares (“NES”). As of May 31, 2011, 9,273,900 common shares out of these 16,000,000 common shares had been issued to employees and non-employees upon the exercise of their share options and 2,305,976 NES had been issued to employees upon the vesting of their shares. 4,420,124 common shares remain for future issuance.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

The exercise price of options is at least 100% of the fair value of the common shares on the date of the grant. The term of an option is up to ten years from the date of grant. The options generally vest over three years at six-month vesting increments per year.

As of May 31, 2011, options to purchase 2,255,492 common shares and 1,103,368 NES were outstanding. Options and NES to purchase 3,061,264 common shares were available for future grant.

The Company recorded share-based compensation of US$16,750, US$16,183 and 15,045 during the years ended May 31, 2009, 2010 and 2011, respectively.

Options

A summary of option activity under 2006 Share Incentive Plan as of May 31, 2010 and 2011 was as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual life	Aggregated intrinsic value
		US$		US$
Options outstanding at June 1, 2009	6,279,816	5.01
Exercised	(2,761,980)	4.50
Forfeited	(24,844)	7.71

Options outstanding at May 31, 2010	3,492,992	5.40	6.22 years	61,200

Options exercisable at May 31, 2010	3,492,992	5.40	6.22 years	61,200

Options outstanding at June 1, 2010	3,492,992	5.40
Exercised	(1,235,700)	5.33
Forfeited	(1,800)	2.02

Options outstanding at May 31, 2011	2,255,492	5.44	5.20 years	53,046

Options exercisable at May 31, 2011	2,255,492	5.44	5.20 years	53,046

The options have been fully vested and no option was granted in fiscal year 2009, 2010 and 2011. The total intrinsic value of options exercised during the years ended May 31, 2009, 2010 and 2011 were $12,931, $40,084 and $25,114, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

Options - continued

	2006	2007
Weighted average risk-free rate of return	3.82%	3.86%
Weighted average expected option life (year)	5.88	5.88
Weighted average volatility rate	50.5%	50.5%
Weighted average dividend yield	—	—

(a)	Volatility

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

As of May 31, 2011, there was no unrecognized compensation expense related to unvested share-based compensation arrangement under the 2006 Share Incentive Plan.

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

A summary of the status of the NES as of May 31, 2009, 2010 and 2011, and changes during the year ended May 31, 2009, 2010 and 2011 were presented below.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

NES - continued

	Number of NES	Weighted- average grant day intrinsic value
At beginning of fiscal year 2009	1,909,624	12.85
Granted	487,248	13.32
Vested	(544,200)	13.08
Forfeited	(12,424)	13.88

At end of fiscal year 2009	1,840,248	12.90
Granted	873,048	19.35
Vested	(647,364)	13.13
Forfeited	(13,124)	12.75

At end of fiscal year 2010	2,052,808	15.57
Granted	—	—
Vested	(914,080)	13.61
Forfeited	(35,360)	19.93

At end of fiscal year 2011	1,103,368	17.05

As of May 31, 2011, there was US$8,141 of total unrecognized compensation cost related to NES arrangements granted under the 2006 Share Incentive Plan. The cost is expected to be recognized over a weighted-average period of 1.03 years. The total fair value of shares vested during the year ended May 31, 2011 was US$12,441.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

16.	INCOME TAXES

Significant components of provision for income taxes for the years ended May 31, 2009, 2010 and 2011 were as follows:

	Years ended May 31,
	2009	2010	2011
	US$	US$	US$
Current:
PRC	8,399	7,845	9,390

Deferred:
PRC	(1,143)	(1,871)	(1,154)

Total provision for income taxes	7,256	5,974	8,236

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to tax withholding in the Cayman Islands.

The subsidiaries of New Oriental China, which were registered as private schools (the “school-subsidiaries”), are subject to income taxes determined in accordance with The Law for Promoting Private Education (2003) where those school-subsidiaries registered as private schools not requiring reasonable returns (similar to a not-for-profit entity) are treated as public schools and are generally not subject to enterprise income taxes. School-subsidiaries that were registered as requiring reasonable returns (similar to a for-profit entity) are subject to enterprise income taxes but may be eligible for preferential tax treatment to be determined by the relevant taxing authorities. Prior to January 1, 2008 in certain cities, schools that were registered as requiring reasonable returns were subject to a 33% standard enterprise income tax, while in other cities, similar schools are subject to a 1.5% to 3.3% tax on gross receipts in lieu of the 33% standard enterprise income tax or exempted from the enterprise income tax. The subsidiaries of New Oriental China other than its school-subsidiaries were subjected the 33% standard enterprise income tax. On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises. Since January 1, 2008, schools that were registered as requiring reasonable returns are subject to a 25% standard enterprise income tax, except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises. The subsidiaries of New Oriental China other than its school-subsidiaries are subjected the 25% standard enterprise income tax.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

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

Beijing Pioneer has been granted “Software Enterprise” status and therefore was entitled to a two year exemption starting from the commencement of the profitable year 2010, followed by a 50% reduction in tax rates for the succeeding three years in accordance with the PRC Enterprise Income Tax Law (“EIT Law”). Shanghai Smart Words has also been granted “Software Enterprise” status and will be entitled to the same tax holiday with Beijing Pioneer starting from the commencement of the profitable year in the future.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

16.	INCOME TAXES - continued

The Group uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group expects that the status of Beijing Decision and Beijing Hewstone as HNTE will be renewed for an additional three years beyond the initial three year period ending December 31, 2010. In addition, the temporary differences are expected to be reversed prior to the expiration of tax holiday of “3-year half rate”, also ending December 31, 2010. Therefore, the deferred tax balances of the Group are calculated at a rate of 25% except for Beijing Decision and Beijing Hewstone, for which deferred tax balances are calculated at a rate of 15% for being HNTE and within tax holiday of “3-year half rate”.

Significant components of the Group’s deferred tax assets and liabilities were as follows as:

	As of May 31,
	2010	2011
	US$	US$
Current deferred tax assets
Allowance doubtful accounts	49	52
Accrued expenses	3,235	5,451

Total current deferred tax assets	3,284	5,503
Less: valuation allowance	(302)	(166)

Current deferred tax assets, net	2,982	5,337

Non-current deferred tax assets
Net operating loss carry-forwards	3,098	2,718
Pre-operating expenses	21	3

Total non-current deferred tax assets	3,119	2,721
Less: valuation allowance	(1,552)	(1,724)

Non-current deferred tax assets, net	1,567	997

Non-current deferred tax liabilities
Acquired intangible assets	(137)	(1,147)

Total non-current deferred tax liabilities	(137)	(1,147)

The Group operates through multiple subsidiaries and a VIE. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. Where a valuation allowance was not recorded, the Group believes that it was more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

16.	INCOME TAXES - continued

The Group had net operating loss carried forward of US$12,750 from certain subsidiaries of New oriental China for the year ended May 31, 2011 which will expire on various dates from May 31, 2012 to May 31, 2016.

A reconciliation of the effective tax rates from the 25% statutory tax rates was as follows for the years ended May 31, 2009, 2010 and 2011:

	Years ended May 31,
	2009	2010	2011
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Effect of expenses not deductible for tax purposes	8.00	4.96	5.99
Effect of differential tax rate applicable to certain PRC school-subsidiaries other than tax exemption.	(0.33)	(0.56)	(0.83)
Effect of tax exemption granted to PRC subsidiaries	(21.85)	(23.43)	(22.63)
Changes in valuation allowance	(0.17)	1.18	(0.03)

Total provision for income taxes	10.65	7.15	7.50

If the tax holidays granted to Beijing Decision, Beijing Hewstone and certain school-subsidiaries of New Oriental China were not available, the Group’s income tax expense would have increased by $14,881, $19,498 and $24,842 for the years ended May 31, 2009, 2010 and 2011, respectively, and the basic net income per share attributable to the Company would have been decreased by $0.10, $0.13 and $0.16 for the years ended May 31, 2009, 2010 and 2011, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Group of approximately US$151,374 at May 31, 2011 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Group. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of May 31, 2011, the Group has not declared any dividends.

The Group did not identify significant unrecognized tax benefits for the years ended May 31, 2009, 2010 and 2011. The Group expects that the changes in the unrecognized tax benefits within the next twelve months would not be material.

Subsidiaries and VIE of the Company and the subsidiaries of the VIE are subject to taxation in China. Their tax years from 2007 to 2011 are subject to examination by the tax authorities.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

17.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2009	2010	2011
	US$	US$	US$
Numerator used in basic and diluted net income per share:
Net income attributable to shareholders of the Company	61,016	77,789	101,774

Net income available for future distribution	61,016	77,789	101,774

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	149,090,088	150,952,249	153,253,065

Plus incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	4,438,295	3,879,384	2,818,768

Weighted average common shares outstanding used in computing diluted net income per share	153,528,383	154,831,633	156,071,833

Net income per share attributable to shareholders of the Company - basic	0.41	0.52	0.66

Net income per share attributable to shareholders of the Company - diluted	0.40	0.50	0.65

As of May 31, 2011, the Company transferred 16,000,000 common shares to its depositary bank to be issued to employees and non-employees upon the exercise of their vested share options and vesting of NES. Out of these 16,000,000 shares, 9,273,900 shares had been issued to the employees and non-employees upon exercise of their share options and 2,305,976 NES had been issued to employees upon vesting of their shares. 4,420,124 share option and NES remain available for future issuances, and have been excluded in computing basic and diluted net income per share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

18.	RELATED PARTY TRANSACTION

The Group had the following balances with related parties:

			Amounts due from related parties - non-current As of May 31,		Amounts due to related parties - current As of May 31,
	Notes	Relationship	2010	2011	2010	2011
			US$	US$	US$	US$
Mr. Michael Yu Minhong	(1)	Director	—	—	14	—
Mr. Ma Yonggang	(2)	Employee	396	—	—	—

			396	—	14	—

(1)	Amount due to Mr. Michael Yu Minhong represented reimbursable expenses.
(2)	Amount due from Mr. Ma Yonggang, the principal of Mingshitang, represented an advance to him. The balance of amount due from related parties was written off in the year ended May 31, 2011.

All related party balances were non-interest bearing and unsecured with no fixed repayment terms.

19.	COMMITMENTS

Operating leases

The Group leases offices, classroom, and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows at May 31, 2011:

Continuing operations
US$
Years ending May 31:
2012	69,517
2013	63,306
2014	54,928
2015	43,198
2016	26,012
Thereafter	37,852

294,813

Rent expenses for all cancelable and non-cancelable leases were approximately US$36,743, US$46,856 and US$73,509 for the years ended May 31, 2009, 2010 and 2011, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

19.	COMMITMENTS - continued

Capital commitment

At May 31, 2011, future minimum capital commitments under non-cancelable construction premise were as follows:

US$
Capital commitment for the purchase of property and equipment	318
Capital commitment for leasehold improvements	1,191

20.	SEGMENT INFORMATION

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

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

20.	SEGMENT INFORMATION - continued

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating costs and expenses, and operating income. Net revenues, operating costs and expenses, operating income, and total assets by segment were as follows:

For the year ended May 31, 2009

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	255,842	8,620	28,105	292,567

Operating costs and expenses:
Cost of revenues	(96,567)	(5,631)	(9,400)	(111,598)
Selling and marketing	(26,870)	(263)	(7,573)	(34,706)
General and administrative	(42,500)	(2,774)	(4,599)	(49,873)
Unallocated corporate expenses	—	—	—	(35,470)

Total operating costs and expenses	(165,937)	(8,668)	(21,572)	(231,647)

Operating income (loss)	89,905	(48)	6,533	60,920

Segment assets	158,599	43,067	38,917	240,583
Unallocated corporate assets	—	—	—	228,819

Total assets	158,599	43,067	38,917	469,402

For the year ended May 31, 2010

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	337,209	9,860	39,238	386,307

Operating costs and expenses:
Cost of revenues	(127,069)	(5,532)	(13,991)	(146,592)
Selling and marketing	(42,985)	(211)	(8,916)	(52,112)
General and administrative	(61,992)	(2,720)	(6,924)	(71,636)
Unallocated corporate expenses	—	—	—	(38,653)

Total operating costs and expenses	(232,046)	(8,463)	(29,831)	(308,993)

Operating income	105,163	1,397	9,407	77,314

Segment assets	229,900	43,542	61,708	335,150
Unallocated corporate assets	—	—	—	261,270

Total assets	229,900	43,542	61,708	596,420

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

20.	SEGMENT INFORMATION - continued

For the year ended May 31, 2011

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	485,563	13,766	58,543	557,872

Operating costs and expenses:
Cost of revenues	(191,375)	(6,398)	(23,952)	(221,725)
Selling and marketing	(62,320)	(637)	(13,469)	(76,426)
General and administrative	(104,391)	(4,145)	(10,672)	(119,208)
Unallocated corporate expenses	—	—	—	(43,475)

Total operating costs and expenses	(358,086)	(11,180)	(48,093)	(460,834)

Loss on disposal of subsidiaries				(1,537)

Operating income	127,477	2,586	10,450	95,501

Segment assets	312,198	47,821	76,227	436,246
Unallocated corporate assets	—	—	—	427,124

Total assets	312,198	47,821	76,227	863,370

The Company primarily operates in the PRC. All of the identifiable assets of the Company are located in the PRC.

21.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$6,297, US$9,439 and US$16,865 for the years ended May 31, 2009, 2010 and 2011, respectively.

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

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

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

The Group transferred an aggregate of US$2,423, US$136 and US$3,097 to the statutory reserves during the years ended May 31, 2009, 2010 and 2011, respectively.

22.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC VIE and subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC VIE and subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Restricted net assets totaled approximately US$203,991 as of May 31, 2010 and US$285,792 as of May 31, 2011.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2009, 2010 AND 2011

(In thousands, except share and per share data)

23.	SUBSEQUENT EVENTS

On 27 July, 2011, the Company submitted a request for arbitration to the China International Economic and Trade Arbitration Commission against the seller of Newave for the breach of contract and demanded full refund of the paid purchase consideration of US$1,792 from the former seller of Newave. The case was accepted in August 2011. Based on the opinion of legal counsel, the Company believes it is more likely than not to recoup the paid purchase consideration through the arbitration and the Company does not expect the arbitration to have material impact on the statement of operations.

In June and August 2011, the Company established two new school subsidiaries, Wulu Muqi New Oriental Short Training School and Tangshan New Oriental Short Training School, with share capital of US$386 and US$386 respectively.

On August 18, 2011, the Company effected a change in the ratio of ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. The effect of ADS conversion ratio change has been retroactively reflected in consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2010	2011
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	51,728	53,887
Prepaid expense and other current assets	418	341
Amounts due from related parties	37,703	40,578

Total current assets	89,849	94,806
Investments in subsidiaries and VIE	340,307	480,503

Total assets	430,156	575,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	308	330
Amounts due to related parties	2,281	756

Total current liabilities	2,589	1,086

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2010 and 2011, respectively; 155,379,387 and 158,379,387 shares issued and outstanding as of May 31, 2010 and 2011, respectively)	1,518	1,540
Additional paid-in capital	164,975	186,585
Retained earnings	237,762	339,536
Accumulated other comprehensive loss	23,312	46,562

Total equity	427,567	574,223

Total liabilities and equity	430,156	575,309

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2009	2010	2011
	US$	US$	US$
Operating costs and expenses:
General and administrative	17,506	16,520	15,413

Total operating costs and expenses	17,506	16,520	15,413

Operating loss	(17,506)	(16,520)	(15,413)
Other expenses	—	(250)	—
Interest income	1,261	98	241
Equity in earnings of subsidiaries and variable interest entity	77,261	94,461	116,946

Net income	61,016	77,789	101,774

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company Statements of Equity and Comprehensive Income

(In thousands, except share data)

			Additional paid-in capital	Retained earnings	Accumulated other comprehensive income		Comprehensive income
						Total shareholders’ equity
	Common shares
	Unrestricted shares	Amount
		US$	US$	US$	US$	US$	US$
Balance at June 1, 2008	152,197,907	1,503	177,794	98,957	20,426	298,680
Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	3,000,000	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	13	5,308	—	—	5,321
Non-vested equity shares vested	—	6	(6)	—	—	—
Share based compensation expense	—	—	16,750	—	—	16,750
Shares repurchase	(2,193,200)	(22)	(33,498)	—	—	(33,520)
Waived rental expense by a minority shareholder	—	—	22	—	—	22
Comprehensive income:
Net income	—	—	—	61,016	—	61,016	61,016
Foreign currency translation adjustment	—	—	—	—	2,977	2,977	2,977

Total comprehensive income							63,993

Balance at May 31, 2009	153,004,707	1,500	166,370	159,973	23,403	351,246

Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	4,000,000	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	28	12,408	—	—	12,436
Non-vested equity shares vested	—	6	(6)	—	—	—
Share based compensation expense	—	—	16,183	—	—	16,183
Shares repurchase	(1,625,320)	(16)	(29,980)	—	—	(29,996)
Comprehensive income:
Net income	—	—	—	77,789	—	77,789	77,789
Foreign currency translation adjustment	—	—	—	—	(91)	(91)	(91)

Total comprehensive income							77,698

Balance at May 31, 2010	155,379,387	1,518	164,975	237,762	23,312	427,567

Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	3,000,000	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	13	6,574	—	—	6,587
Non-vested equity shares vested	—	9	(9)	—	—	—
Share based compensation expense	—	—	15,045	—	—	15,045
Comprehensive income:
Net income	—	—	—	101,774	—	101,774	101,774
Foreign currency translation adjustment	—	—	—	—	23,250	23,250	23,250

Total comprehensive income							125,024

Balance at May 31, 2011	158,379,387	1,540	186,585	339,536	46,562	574,223

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2009	2010	2011
	US$	US$	US$
Cash flows from operating activities:
Net income	61,016	77,789	101,774
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(77,261)	(94,461)	(116,946)
Share-based compensation expense	16,750	16,183	15,045
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	484	51	(31)
Accrued expenses and other current liabilities	(3,602)	(1,290)	303
Amounts due from/to related parties	(29,022)	3,113	(4,418)

Net cash provided by (used in) operating activities	(31,635)	1,385	(4,273)

Cash flows from financing activities:
Proceeds from issuance of common shares upon exercise of share option	5,322	12,436	6,432
Cash paid for shares repurchase	(35,455)	(29,996)	—

Net cash used in financing activities	(30,133)	(17,560)	6,432

Net decrease in cash and cash equivalents	(61,768)	(16,175)	2,159
Cash and cash equivalents, beginning of year	129,671	67,903	51,728

Cash and cash equivalents, end of year	67,903	51,728	53,887

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Note to the Financial Statements

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and VIE.

2.	INVESTMENTS IN SUBSIDIARIES AND VIE

The Company and its subsidiaries and VIE were included in the consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and VIE were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and VIE were reported as equity in earnings of subsidiaries and VIE in the accompanying parent company financial statements.

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information-Financial Statement Schedule I - continued

Condensed Financial Information of Parent Company

Note to the Financial Statements

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2010 and 2011:

	May 31,
	2010	2011
	US$	US$
Amount due from related parties:
Beijing Judgment	16,608	16,474
Beijing Hewstone	5,915	5,862
Beijing Decision	7,409	7,341
Winner Park	5	8
Smart Shine	5,005	8,007
Elite Concept Holdings Limited	2,761	2,886

	37,703	40,578

Amount due to related parties:
New Orietnal China	2,281	756

	2,281	756

All related party balances were non-interest bearing and unsecured.