Form 20-F
period 2012-05-31
New Oriental Education & Technology Group Inc.
filed 2012-10-12
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2012.

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

No. 6 Hai Dian Zhong Street Haidian District, Beijing 100080 People’s Republic of China

(Address of principal executive offices)

Louis T. Hsieh, President and Chief Financial Officer

Tel: +(86 10) 6260-5566

E-mail: louishsieh@xdf.cn

Fax: +(86 10) 6260-5511

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered

American depositary shares, each representing one common share*	New York Stock Exchange

Common shares, par value US$0.01 per share**	New York Stock Exchange

*	Effective August 18, 2011, the ratio of ADSs to our common shares was changed from one ADS representing four common shares to one ADS representing one common share.
**	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 158,379,387 common shares, par value US$0.01 per share, as of May 31, 2012.

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

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Inc., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial data, also includes New Oriental China (as defined below);

•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•

“New Oriental China” refers to Beijing New Oriental Education & Technology (Group) Co., Ltd., which is a domestic PRC company and our variable interest entity whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•

“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding courses offered at our primary and secondary schools;

•	“shares” or “common shares” refers to our common shares, par value US$0.01 per share;

•

“ADSs” refers to our American depositary shares. Prior to August 18, 2011, each of our ADSs represented four common shares. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. Except as otherwise noted, this change in our ADS to common share ratio has been retroactively reflected in this annual report on Form 20-F; and

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

We refer to our teaching facilities in this annual report as either “schools” or “learning centers,” based primarily on a facility’s functions. Generally, our schools consist of classrooms and administrative facilities with student and administrative services, while our learning centers consist primarily of classroom facilities. Each of our schools, including kindergartens, has received a Permit for Operating a Private School from the relevant local government authority.

Our financial statements are expressed in U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.3684 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand program, service and product offerings;

•	competition in each type of educational program, service and product we provide;

•	risks associated with our offering of new educational programs, services and products and the expansion of our geographic reach;

•	the expected increase in expenditures on education in China; and

•	PRC laws, regulations and policies relating to private education and providers of private educational services.

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

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of May 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2008 and 2009 and the selected consolidated balance sheet data as of May 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2008, 2009 and 2010, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5—A. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2008	2009	2010	2011	2012
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	183,917	266,389	352,857	508,439	693,712
Books and others	17,086	26,178	33,450	49,433	78,006

Total net revenues	201,003	292,567	386,307	557,872	771,718
Operating costs and expenses(1):
Cost of revenues	(77,219)	(112,011)	(147,261)	(222,625)	(304,027)
Selling and marketing	(25,617)	(38,947)	(58,396)	(82,797)	(115,151)
General and administrative	(52,832)	(80,689)	(103,336)	(155,412)	(235,743)
Loss on disposal of subsidiaries	—	—	—	(1,537)	—

Total operating costs and expenses	(155,668)	(231,647)	(308,993)	(462,371)	(654,921)

Operating income	45,335	60,920	77,314	95,501	116,797
Other income (expense):
Interest income	8,035	6,599	6,474	13,017	25,488
Interest expense	—	—	—	—	—
Miscellaneous income (expense), net	(886)	590	(252)	1,257	1,175

Income before provisions for income taxes and noncontrolling interest	52,484	68,109	83,536	109,775	143,460
Provision for income taxes:
Current	(3,839)	(8,399)	(7,845)	(9,390)	(14,027)
Deferred	195	1,143	1,871	1,154	3,255

Provision for income taxes	(3,644)	(7,256)	(5,974)	(8,236)	(10,772)

Net income	48,840	60,853	77,562	101,539	132,688

Add: Net loss attributable to noncontrolling interest(2)	173	163	227	235	—

Net income attributable to New Oriental Education & Technology Group Inc.	49,013	61,016	77,789	101,774	132,688

Net income per share and net income per ADS attributable to New Oriental Education & Technology Group Inc. – basic(3)	0.33	0.41	0.52	0.66	0.86

Net income per share and net income per ADS attributable to New Oriental Education & Technology Group Inc. – diluted(3)	0.31	0.40	0.50	0.65	0.85

Shares used in calculating basic net income per share	149,992,200	149,090,088	150,952,249	153,253,065	154,627,784

Shares used in calculating diluted net income per share	156,449,101	153,528,383	154,831,633	156,071,833	156,872,441

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2008	2009	2010	2011	2012
Cost of revenues	707	316	657	900	216
Selling and marketing	226	225	117	—	—
General and administrative	7,809	16,209	15,409	14,145	23,909
Total	8,742	16,750	16,183	15,045	24,125

(2)

Amounts in relation to noncontrolling interests, formerly named minority interest, for the years ended May 31, 2008 and 2009 are reclassified in accordance with authoritative guidance regarding the noncontrolling interests, which we adopted on June 1, 2009.

(3)	Each ADS represents one common share.

The following table presents our selected consolidated balance sheet data as of May 31, 2008, 2009, 2010, 2011 and 2012:

	As of May 31,
(in thousands of US$)	2008	2009	2010	2011	2012
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	208,440	254,772	281,104	317,260	428,261
Total assets	396,743	469,402	596,420	863,370	1,128,817
Total current liabilities	97,886	117,761	168,705	288,000	438,303
Total liabilities	97,886	117,918	168,842	289,147	438,415
Total shareholders’ equity	298,680	351,246	427,567	574,223	690,402
Noncontrolling interest	177	238	11	—	—
Total equity	298,857	351,484	427,578	574,223	690,402

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation, as they interact with our students on a daily basis. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also need to hire teachers who are capable of delivering innovative and inspirational instruction. There are a limited number of teachers in China with the necessary experience and language proficiency to teach our courses and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process, in particular as we continue to expand and add teachers to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.

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

We have invested significantly in brand promotion initiatives. We cannot assure you that these or our other marketing efforts will be successful in promoting our brand to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our programs, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected. In addition, any negative publicity relating to our company or our programs and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

Our reputation and the trading price of our ADSs may be negatively affected by adverse publicity or other detrimental conduct against us.

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after we issued a press release on July 17, 2012 disclosing that we were subject to the investigation by the U.S. Securities & Exchange Commission, or the SEC, and Muddy Waters LLC, an entity unrelated to us, issued a report containing various allegations about us on July 18, 2012, the trading price of our ADSs declined sharply and we were inundated by numerous investor inquiries. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of shareholder class action lawsuits against us and some of our senior executive officers.

We may continue to be the target of adverse publicity and other detrimental conduct against us. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

We face risks related to health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our schools, learning centers and bookstores.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other epidemics. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health subsequently reported several hundred deaths caused by the influenza A (H1N1). The influenza A (H1N1) outbreak adversely affected our business and results of operations in the first and second fiscal quarters of 2010 as we experienced slower-than-usual student enrollment growth and large numbers of cancellations and deferments in enrollments from registered students. In addition, we had to cancel classes whenever an enrolled student was diagnosed with influenza A (H1N1), as required by applicable health regulations. Any future outbreak of avian influenza, SARS, the influenza A (H1N1) or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause cancellations or deferments of student enrollments and require the temporary closure of our schools, learning centers and bookstores while we remain obligated to pay rent and other expenses for these facilities, thus severely disrupting our business operations and materially and adversely affecting our liquidity, financial condition and results of operations.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We have increased the number of our schools in China from 25 as of May 31, 2006 to 55 as of May 31, 2012, and we increased the number of our learning centers in China from 111 as of May 31, 2006 to 609 as of May 31, 2012. We plan to continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

We are subject to the SEC investigation and we cannot predict the timing, outcome or consequences of the investigation.

On July 13, 2012, we were informed that the SEC had issued a formal order of investigation captioned “In the Matter of New Oriental Education & Technology Group Inc.” In that investigation the SEC’s enforcement staff has requested documents and information concerning the basis for the consolidation of New Oriental China, a variable interest entity of our company, and its schools and subsidiaries, into our consolidated financial statements and other issues related to certain allegations about us contained in a report issued on July 18, 2012 by Muddy Waters LLC. We are cooperating fully with the SEC in its investigation. We cannot predict the timing, outcome or consequences of the SEC investigation.

We have been named as a defendant in several putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Litigation,” including any appeals of such lawsuits should our initial defense be successful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of the judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may not be able to achieve the benefits we expect from recent and future acquisitions, and recent and future acquisitions may have an adverse effect on our ability to manage our business.

As part of our business strategy, we have pursued and intend to continue to pursue selective strategic acquisitions of businesses that complement our existing businesses. Acquisitions expose us to potential risks, including risks associated with the diversion of resources from our existing businesses, difficulties in successfully integrating the acquired businesses, failure to achieve expected growth by the acquired businesses and an inability to generate sufficient revenue to offset the costs and expenses of acquisitions. If the revenue and cost synergies that we expect to achieve from our acquisitions do not materialize, we may have to recognize impairment charges. For example, in June 2008 we acquired a 60% equity stake in Beijing Haidian Mingshitang Exam Training Education School, or Mingshitang School, a Beijing-based private school that specializes in tutoring students seeking to retake the Chinese college entrance examination, and in September 2008 we acquired Changchun Tongwen Gaokao Training Education School, or Tongwen Gaokao School, which provides services similar to those of Mingshitang School. In the fiscal year ended May 31, 2010, we recognized a goodwill impairment loss of US$76,000 arising from the acquisitions of Mingshitang School and Tongwen Gaokao School. We disposed Mingshitang School in April 2011 and recorded a loss of US$1.2 million on the disposal. As another example, in September 2010, we completed the acquisition of a 100% equity interest in Newave Education, a K-12 English language school in Shanghai. Due to breach of contract by the seller of Newave Education, we submitted a request for arbitration to the China International Economic and Trade Arbitration Commission for full refund of the purchase consideration which we had paid. The case was closed in December 2011, and we received the full refund by the end of the fiscal year ended May 31, 2012.

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

We consider our trademarks and trade name invaluable to our ability to continue to develop and enhance our brand recognition. We have spent nearly 20 years building our “New Oriental” brand by emphasizing quality and consistency and building trust among students and parents. From time to time, our trademarks and trade name have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. However, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our trademarks and trade name by unrelated third parties may damage our reputation and brand. In addition, we have spent significant time and expense developing or licensing and localizing the content of certain educational materials, such as books, software, CD-ROMs, magazines and other periodicals, to enrich our product offerings and meet students’ needs. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. For example, we face nationwide competition for our IELTS preparation courses from Global IELTS School, which offers IELTS preparation courses in many cities in China. We face regional competition for our English for children program from several competitors that focus on children’s English training in specific regions, including English First. We face competition from companies that focus on providing international and/or PRC test preparation courses in specific geographic markets in China. We also face competition from companies that focus on providing after-school tutoring services, including TAL Education Group and Xueda Education Group.

Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, and they may be able to respond more promptly to changes in student preferences in these markets. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many of our international competitors that offer online test preparation and language training courses may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. Moreover, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. We may have to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be adversely affected.

Failure to adequately and promptly respond to changes in testing materials, admissions standards and technologies could cause our programs, services and products to be less attractive to students.

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests that were previously offered in paper format only are now offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Further, the Chinese Ministry of Education, or MOE, has recently promulgated new curriculum standards for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English. These new curriculum standards are scheduled to begin taking effect in the fall semester of 2012, and we are in the process of adapting our tutoring programs and materials to these changes in curriculum standards. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be materially and adversely affected.

We provide preparation courses for both overseas and domestic admissions and assessment tests. In the fiscal year ended May 31, 2012, we derived a significant portion of our revenues from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests as a requirement for admission or graduation. However, the use of admissions tests in China may decline or fall out of favor with educational institutions and government authorities. For example, in early 2005, the PRC Ministry of Education started reforming the CET 4 and the CET 6 exams. The reform, among other things, limited these exams only to college students starting from 2007 and has effectively limited the pool of potential students for our CET 4 and CET 6 exam preparation courses to college students only. More recently, educational institutions and government authorities in China have initiated discussions and conducted early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2009, 76 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, and in 2012, the 5% threshold was raised to 8% in certain provinces, including Hubei. Students admitted through such independently administered tests still need to meet certain thresholds in the national college entrance exam. It has been reported that the number of such universities and colleges will further increase. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for certain of our services may decline, and our business may be materially and adversely affected.

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

Many factors may cause our gross and net margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of five and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. In our fiscal year ended May 31, 2012, the average class size for our short-term language training and test preparation courses was approximately 13 students per class, which decreased from approximately 15 students per class in the previous fiscal year. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. Our net margin for our fiscal year ended May 31, 2012 was 17.2%, down from 18.2% in the previous fiscal year. This decrease was partly due to the increase in demand for our smaller-sized classes. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to increasing demand for our smaller-sized classes and/or other factors.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. Historically, our courses tend to have the largest student enrollments in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our language training and other courses during the winter school holidays. However, our expenses vary, and certain of our expenses do not necessarily correspond with changes in our student enrollments and revenues. For example, we make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year and we pay rent for our facilities based on the terms of the lease agreements. In addition, other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

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

Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of our ADSs to decline. In addition to the fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

•	general economic conditions;

•	regulations or actions pertaining to the provision of private educational services in China;

•	detrimental negative publicity about us, our competitors or our industry;

•	changes in consumers’ spending patterns; and

•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have launched many new services to expand our business and student base. For example, in 2008, we launched our “New Oriental U-Can (Non-English)” training program, which targets middle and high school students in China from ages 13 to 18 who are preparing for the college entrance examination in China, known as the “gaokao.” The gaokao is required for admission to bachelor degree programs and most associate degree programs at colleges and universities in China. In January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation facilities operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these facilities are not included as our student enrollments.

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

The continuing efforts of our senior management team and other key personnel is important to our success, and our business may be harmed if we lose their services.

It is important for us to have the continuing services of our senior management team, in particular, Michael Minhong Yu, our founder, chairman and chief executive officer, who has been our leader since our inception in 1993. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily, and our business may be disrupted. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of China’s legal systems.

We generate a significant portion of our revenues from four cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We derived approximately 45.4% of our total net revenues for the fiscal year ended May 31, 2012 from our operations in Beijing, Shanghai, Wuhan and Guangzhou, and we expect these four cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2012, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or unavailability of our online programs. We cannot assure you that we will be able to timely expand our online program infrastructure to meet demand for such programs. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. If the computer center at our headquarters is damaged by natural disaster, there could be a service delay of up to four hours until our offsite data backup center restores service on our website. We are planning to build an off-site computer center which is expected to restore service within several seconds following significant damage to our on-site computer center.

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

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grade ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through a series of contractual arrangements with New Oriental China and its schools and subsidiaries and New Oriental China’s shareholder. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries; (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that the corporate structure of New Oriental China and its schools and subsidiaries and our wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations; and the contractual arrangements among our wholly owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if we, any of our wholly owned subsidiaries, New Oriental China or any of its schools or subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries, New Oriental China or New Oriental China’s schools and subsidiaries;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and New Oriental China and its schools and subsidiaries;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring us to restructure our corporate structure or operations; or

•	restricting or prohibiting our use of the proceeds of our future offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations.

We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder to operate our education business. These contractual arrangements may not be as effective in providing us with control over New Oriental China as direct ownership. From the legal perspective, if New Oriental China, any of its schools and subsidiaries or its shareholder fails to perform its respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if Beijing Century Friendship Education Investment Co., Ltd., or Century Friendship, the sole shareholder of New Oriental China, were to refuse to transfer its equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to the option agreement, or if it otherwise acts in bad faith toward us, then we may have to take legal action to compel it to fulfill its contractual obligations, which could be time consuming and costly.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, and our ability to conduct our business may be negatively affected.

Our ability to enforce the equity pledge agreements between us and New Oriental China’s shareholder may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements among New Oriental China, Century Friendship and five of our wholly owned subsidiaries in China, Century Friendship, as New Oriental China’s sole shareholder, agrees to pledge its equity interests in New Oriental China to our subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant contractual arrangements. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If New Oriental China or its shareholder fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of New Oriental China in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in New Oriental China. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Shanghai Smart Words, which is one of our PRC wholly owned subsidiaries and a party to the option agreement with New Oriental China’s shareholder, to designate another PRC person or entity to replace the existing shareholder of New Oriental China pursuant to the direct transfer option we have under the option agreement.

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our wholly owned subsidiaries was stated as RMB3,000,000, RMB18,500,000, RMB9,500,000, RMB14,000,000 and RMB5,000,000, respectively, which in aggregate represent 100% of the registered capital of New Oriental China. The equity pledge agreements with New Oriental China’s shareholder provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of New Oriental China. However, given the lack of clear legal guidance on this issue, it is possible, however unlikely, that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all.

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder, chairman and chief executive officer. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the shareholders of our company. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements which New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and New Oriental China and its schools and subsidiaries are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries, New Oriental China and its schools and subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries and New Oriental China and its schools and subsidiaries are members of our senior management who have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiaries and New Oriental China and its schools and subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or New Oriental China and its schools and subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Our ability to operate private schools may be subject to significant limitations or may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. As of May 31, 2012, 22 of our schools elected as schools not requiring reasonable returns, 24 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified.

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

In some cities, our schools are registered as schools that require reasonable returns, while in other cities, our schools are registered as schools that do not require reasonable returns. The current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (1) impose significant limitations on the ability of our schools to operate their business, charge course fees or make payments to related parties for services received, (2) specify the formula for calculating “reasonable returns,” (3) change the preferential tax treatment policies applicable to private schools, or (4) restrict a private school’s ability to make payments to related parties for services. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our schools’ operations could materially and adversely affect our business prospects and results of operations. For example, if the PRC government imposes additional limitations on private schools’ ability to operate their business or restricts private schools from making payments to related parties for services, our ability to receive service fees from our affiliated schools may be limited or we may have to reorganize our group structure.

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development, which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. However, this outline is still new and no further law or regulation has been promulgated to implement the outline. If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises; if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny. As a result, implementation of this reform policy may adversely affect our results of operations.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly owned subsidiaries in China and New Oriental China and its schools and subsidiaries do not represent an arm’s-length price and adjust New Oriental China or any of its schools’ or its subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by New Oriental China or any of its schools or its subsidiaries, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to New Oriental China and its schools and subsidiaries for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

Regulatory agencies may commence investigations of the private primary and secondary schools controlled and operated by New Oriental China. If the results of the investigations are unfavorable to us, we may be subject to fines, penalties, injunctions or other censure that could have an adverse impact on our results of operations.

PRC laws and regulations currently prohibit foreign ownership of primary and middle schools for students in grades one to nine in China, and restrict foreign ownership of high schools for students in grades ten to twelve. New Oriental China controls and operates a private primary and secondary school in Yangzhou and a private secondary school in Beijing. As the provision of private primary and middle school services is a heavily regulated industry in China, our existing and any new primary or middle schools we establish or acquire in the future may be subject from time to time to investigations, claims of non-compliance or lawsuits by governmental agencies, which may allege statutory violations, regulatory infractions or other causes of action. If the results of the investigations are unfavorable to us, we may be subject to fines, injunctions or other penalties that could have an adverse impact on our results of operations. Even if we adequately address the issues raised by a government investigation, we may have to devote significant financial and management resources to resolve these issues, which could harm our business.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends from our wholly owned subsidiaries in China and service, license and other fees paid to our wholly owned subsidiaries by New Oriental China and its schools and subsidiaries for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and New Oriental China and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and New Oriental China and its schools and subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of New Oriental China and its schools and subsidiaries to make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans to our PRC subsidiaries or New Oriental China and its schools and subsidiaries or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and New Oriental China and its schools and subsidiaries. We may need to make loans to our PRC subsidiaries or New Oriental China and its schools and subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries or New Oriental China and its schools and subsidiaries are subject to PRC regulations. For example, loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterparts. Loans by us to New Oriental China and its schools and subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We are unlikely, however, to finance the activities of New Oriental China and its schools and subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues. SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, on August 29, 2008 to regulate the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. SAFE Circular 142 requires that the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the local branch of the SAIC and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB paid-in capital may not be changed without SAFE’s approval. Violations of Circular 142 will result in severe monetary or other penalties. In strengthening Circular 142, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or SAFE Circular 45, on November 9, 2011, which expressly prohibits a foreign invested company from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party. As a result, Circular 142 and Circular 45 may significantly limit our ability to transfer capital to New Oriental China and its schools and subsidiaries through our subsidiaries in the PRC, which may adversely affect our ability to expand our business, and we may not be able to convert capital into RMB to invest in or acquire any other PRC companies, or establish other variable interest entities in the PRC. See also “Item 4. Information on the Company—B. Business Overview—Regulation.” We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

If any of New Oriental China and its schools and subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the education business, we currently conduct substantially all of our operations in China through contractual arrangements with New Oriental China and its schools and subsidiaries as well as its shareholder. As part of these arrangements, New Oriental China and its schools and subsidiaries hold assets that are important to the operation of our business.

We do not have priority pledges and liens against New Oriental China’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If New Oriental China undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on New Oriental China’s assets. If New Oriental China liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by New Oriental China to our PRC subsidiaries under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of New Oriental China through carefully designed budgetary and internal controls to ensure that New Oriental China is well capitalized and is highly unlikely to trigger any third party monetary claims in excess of its assets and cash resources. Furthermore, our PRC subsidiaries have the ability, if necessary, to inject capital in Renminbi into New Oriental China to prevent such an involuntary liquidation.

If the shareholder of New Oriental China were to attempt to voluntarily liquidate New Oriental China without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request New Oriental China’s shareholder to transfer all of its equity ownership interest to a PRC entity or individual designated by us in accordance with the option agreement with the New Oriental China shareholder. In addition, under the equity pledge agreements signed by the shareholder of New Oriental China and the PRC Property Law, the shareholder of New Oriental China does not have the right to issue dividends to itself or otherwise distribute the retained earnings or other assets of New Oriental China without our consent. In the event that the shareholder of New Oriental China initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of New Oriental China without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth for over three decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, conversion of foreign exchange into Renminbi or changes in tax regulations that are applicable to us. In addition, future actions or policies of the PRC government to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could materially affect our liquidity and access to capital and our ability to operate our business.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or PRC economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and when the Chinese economy will resume the high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the relationship between China and Japan.

Economic conditions in China are sensitive to global economic conditions and also have their own challenges, and our business, results of operations and financial condition are sensitive to PRC and global economic conditions. Any prolonged slowdown in the PRC or global economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties with respect to the PRC legal system could adversely affect us.

Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because many of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules and interpretations (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies, rules and interpretations until some time after the violation. In addition, any litigation in China may be protracted and may result in substantial costs and diversion of resources and management attention.

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

We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business. For instance, to establish and operate a school to provide language training and test preparation services, we are required to obtain a private school operating permit and to make necessary filings for each learning center with the local counterparts of the Ministry of Education and the Ministry of Civil Affairs. Our business is also subject to various health, safety and other regulations that affect various aspects of our business in the cities in which we operate and we must obtain various licenses and permits under these regulations for our operations. We have been making efforts to ensure compliance with applicable rules and regulations in all material respects. In addition, we follow internal guidelines to make necessary registrations and filings and obtain necessary licenses and permits on a timely basis. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

SAFE issued a public notice in October 2005 and its new implementation rules in April 2011, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our beneficial owners immediately before our initial public offering who are PRC residents had registered with the local SAFE branch prior to our initial public offering as required under the SAFE notice. The failure of these beneficial owners to timely amend their SAFE registrations, if required, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends or repay loans in foreign exchange to our company or otherwise adversely affect our business.

We face regulatory uncertainties in China concerning our employees’ participation in our share incentive plan.

On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or Circular No. 7. According to Circular No. 7, if “PRC individuals” (meaning both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any share incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct the SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such PRC individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their share options and their purchase and sale of shares.

Since Circular No. 7 is relatively new, interpretations and application of this circular involves uncertainties. We are in the process of making application on behalf of the PRC individuals who participate in our company’s share incentive plan with SAFE in compliance with Circular No. 7; however, we cannot assure you that such application will be successful. If it is determined that we or the participants of our share incentive plan who are PRC individuals do not fully comply with Circular No. 7 or other applicable regulations, we and participants of our share incentive plan who are PRC individuals may be subject to fines and legal sanctions and government agencies may prevent us from further granting options under our share incentive plan to our employees who are PRC individuals. Such events could adversely affect our ability to retain talented employees.

The M&A rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory agencies, namely the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the M&A Rules, which became effective on September 8, 2006. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China, the broadest measure of inflation, was 3.0% for May 2012. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees has also increased in recent years. Continuing increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility between the RMB and foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income at the holding company level may be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and New Oriental China and its schools and subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We may rely entirely on dividends and other fees paid to us by our subsidiaries and New Oriental China and its schools and subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our reported earnings in U.S. dollars, which in turn could adversely affect the price of our ADSs.

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

In December 2008, two of our wholly owned subsidiaries in China, Beijing Hewstone Technology Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. were recertified as “high and new technology enterprise” in Beijing. Both of them are entitled to a 15% tax rate as long as they continue to qualify as a high and new technology enterprise. Enterprises that qualify as a “newly established software enterprise” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Pioneer Technology Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. qualified as newly established software enterprises and were exempt from income taxes from January 2010 through December 31, 2011, and from January 2011 through December 31, 2012, respectively, and a tax rate of 12.5% through December 31, 2014, and through December 31, 2015, respectively.

On April 21, 2010, the State Administration of Taxation issued the Circular Regarding Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. According to Circular 157, if an enterprise is qualified as a “high and new technology enterprise” and is also in a tax holiday period, including “2-year exemption plus 3-year half rate,” “5-year exemption plus 5-year half rate” and other tax exemptions and reductions, then it would be entitled to pay tax, at its own election, at the lower of 15% or 50% of the specific tax rate set for the transitional period of preferential tax treatment (i.e., 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012), but it is not allowed to pay tax at 50% of the 15% tax rate, i.e., 7.5%. Nonetheless, we have consulted with the relevant local tax authority, which confirmed to us that Circular 157 is not applicable to entities that qualify for “3-year exemption plus 3-year half rate” tax holiday as “high and new technology enterprises” and are registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, and that such entities will continue to pay tax at the rate of 7.5%. Our PRC subsidiaries Beijing HewStone and Beijing Decision enjoyed the preferential tax rate of 7.5% from 2008 to 2010. In light of the position taken by the relevant local tax authority, and given the fact that these subsidiaries enjoyed the “3-year exemption plus 3-year half rate” as “high and new technology enterprises” registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, we do not believe that Circular 157 has any effect on our current tax position. However, if the State Administration of Taxation took a position contrary to the position of the relevant local tax authority in its subsequent interpretation or implementation of Circular 157, the preferential tax rate of 7.5% enjoyed by Beijing Hewstone and Beijing Decision would be revoked and these subsidiaries may be required to make up the difference between the rate of 7.5% and the rate of 15%, which would negatively affect our results of options.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2012, 22 of our schools elected as schools not requiring reasonable returns, 24 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. If any of our schools which is currently not subject to the 25% standard enterprise income tax is required by the local tax authority to pay the 25% standard enterprise income tax instead, our results of operations may be materially and adversely affected. For more information on the income tax rates or tax exemptions applicable to our schools, please see Note 16 to our consolidated financial statements included in this annual report Preferential tax treatments granted to us by governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially to those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas, effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

Most members of our management team are based in China and are expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. Accordingly, If we are deemed to be a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Dividends we receive from our subsidiaries located in the PRC are subject to the PRC withholding tax.

The EIT Law provides that a maximum income tax rate of 20% may apply to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate. We are a Cayman Islands holding company and may derive our income from dividends we receive from our operating subsidiaries located in the PRC. If we are required under the EIT Law to pay income tax for any dividends we receive from our PRC subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer such that gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. There is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. As a result, we and our non-resident investors may have the risk of being taxed under Circular 698 and may be required to spend valuable resources to comply with Circular 698 or to establish that we or our non-resident investors should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs has fluctuated significantly since our ADSs became listed on the New York Stock Exchange, or the NYSE, on September 7, 2006. See “Item 9. The Offer and Listing—C. Markets” for more information. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our operating results,

•	changes in financial estimates by securities research analysts,

•	changes in the economic performance or market valuation of other education companies,

•	announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments,

•	addition or departure of our executive officers,

•	detrimental negative publicity about us, our competitors or our industry,

•	regulatory investigation or other governmental proceedings against us,

•	substantial sales or perception of sales of our ADSs in the public market, and

•	general economic, regulatory or political conditions in China and the U.S.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis and the ensuing economic recessions in many countries and the slowing Chinese economy have contributed and may continue to contribute to extreme volatility in the U.S. stock market. These broad market and industry fluctuations may adversely affect our operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted options and other share incentives under our share incentive plan.

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

The trading market for our ADSs is influenced by the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the private education market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our ADSs may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

You may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the common shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (1) we do not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of shareholders.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

We may be classified as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

A non-U.S. corporation, such as our company, will be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for any taxable year if either, (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2012 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2012. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Our first school was established by Michael Minhong Yu, our chairman and chief executive officer, in Beijing, China in 1993 to offer TOEFL test preparation courses to college students. We established New Oriental China in 2001 as a domestic holding company to act as the sponsor of our schools and hold some operating subsidiaries. Since our inception, we have grown rapidly and transformed ourselves from primarily a language training and test preparation company to the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China.

In order to facilitate foreign investment in our company, we established our offshore holding company, New Oriental Education & Technology Group Inc., in the British Virgin Islands in August 2004. On January 25, 2006, our shareholders approved the change of our offshore holding company’s corporate domicile to the Cayman Islands, and we are now a Cayman Islands company. Since December 2007, we have established three wholly-owned subsidiaries in Hong Kong, which now directly own our wholly-owned subsidiaries in China.

We and certain selling shareholders of our company completed an initial public offering and listed our ADSs on the NYSE under the symbol “EDU” in September 2006. In February 2007, we and certain selling shareholders of our company completed an additional public offering of ADSs. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6260-5566. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 49 cities in China.

B.	Business Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products, consisting primarily of English and other foreign language training, test preparation courses for admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. We provide educational services primarily under our “New Oriental” brand, which we believe is the leading consumer brand in China’s private education sector.

Since our inception in 1993, we have had approximately 13.6 million cumulative student enrollments. In the fiscal year ended May 31, 2012, we had approximately 2.4 million student enrollments, including approximately 1.2 million student enrollments in our language training programs and approximately 1.2 million student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$386.3 million for the fiscal year ended May 31, 2010 to US$771.7 million for the fiscal year ended May 31, 2012, representing a compound annual growth rate, or CAGR, of 41.3%. Net revenues from our language training and test preparation courses accounted for 87.3%, 87.0% and 86.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2010, 2011 and 2012. Net income attributable to New Oriental Education & Technology Group Inc. increased from US$77.8 million in the fiscal year ended May 31, 2010 to US$132.7 million in the fiscal year ended May 31, 2012, representing a CAGR of 30.6%.

Our Network

We deliver our educational programs, services and products to students through an extensive physical network of 55 schools, 609 learning centers and 32 bookstores operated by us, over 5,000 third-party bookstores and approximately 17,600 teachers in 49 cities as of May 31, 2012, as well as through our online network, which has approximately 7.8 million registered users. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We plan to continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for our Yangzhou school, part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming, Wuhan and Guangzhou. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2012.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	4	84	1
Shanghai	1	60	1
Guangzhou	1	20	1
Wuhan	1	35	1
Yangzhou	1	—	—
Tianjin	1	35	1
Xi’an	1	14	1
Nanjing	2	13	1
Shenyang	1	19	1
Chongqing	1	9	1
Chengdu	1	15	1
Shenzhen	1	14	—
Xiangfan	1	6	—
Taiyuan	1	24	1
Haerbin	1	14	1
Changsha	1	17	1
Jinan	1	18	1
Zhengzhou	1	21	1
Hangzhou	1	18	1
Changchun	3	19	1
Shijiazhuang	1	8	1
Suzhou	1	13	1
Zhuzhou	1	2	—
Anshan	1	2	—
Hefei	1	11	1
Kunming	1	23	1
Wuxi	1	5	—
Foshan	1	3	—
Fuzhou	1	16	1
Yichang	1	—	—
Nanchang	1	19	1
Jingzhou	1	2	—
Dalian	1	7	1
Lanzhou	1	6	1
Huangshi	1	3	—
Ningbo	1	4	1
Xiamen	1	6	1
Qingdao	1	5	1
Nanning	1	5	—
Xuzhou	1	5	1
Xiangtan	1	—	—
Zhenjiang	1	1	—
Luoyang	1	3	1
Nantong	1	—	—
Jilin	1	—	—
Guiyang	1	—	—
Hohhot	1	1	1
Tangshan	1	3	—
Urumqi	1	1	1

Total	55	609	32

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a full-time secondary school in Beijing, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We update and expand our course offerings frequently in response to evolving market needs. We currently have a full-time staff of approximately 360 people involved in our centralized curriculum development process. Our program, service and product offerings are generally divided into six areas: language training; test preparation; primary and secondary schools and kindergartens; educational content, software and other technology development and distribution; online education; and other services and products.

Language Training Courses

Our language training courses primarily consist of various types of English language training courses. We also provide training courses for other foreign languages, including German, Japanese, French, Korean and Spanish. In our fiscal year ended May 31, 2012, we had approximately 1.2 million student enrollments in our language training courses, of which over 97% were in our English language training courses.

We recognize that students progress at different rates when learning foreign languages, and our large number of students allows us to offer suitable courses at many different levels of proficiency. While we offer English to students of all age groups and with various motivations for learning English, we generally categorize our English language training courses into the following areas: (1) English for adults; (2) English for children, including our “Pop Kids” English program; and (3) English for middle school and high schools students.

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

In our fiscal year ended May 31, 2012, we had approximately 214,000 student enrollments in our English for adults courses and approximately 27.6%, 14.5% and 6.2% of the total enrollments were for courses taught in Beijing, Shanghai and Wuhan, respectively. Course fees for our English for adults courses range from approximately RMB300 to approximately RMB3,000 per course.

English for Children. We established our English for children program in 2002 for children in kindergarten through grade six and it has achieved rapid growth since that time. We designed our English for children program based upon the following principles: (1) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula and the skills and abilities of the individual child and adapting to his or her particular needs; (2) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (3) we help children develop a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2004, we established our “Pop Kids” English learning centers at which we attempt to immerse young kids in a fun and interactive English-speaking environment dedicated solely to children.

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

To enhance our Pop Kids English program, we cooperate with the Sino-British Academic Exchange Center for Education Measurement (SBC), Cambridge ESOL’s sole representative in China, for the administration of the Cambridge Young Learners English exam (YLE) to our students in the Pop Kids English program. Cambridge ESOL is a not-for-profit department of the University of Cambridge focusing on examinations for the English language. We currently administer the YLE exam for our POP Kids English students in 28 cities.

In our fiscal year ended May 31, 2012, we had approximately 620,000 student enrollments in our English for children program and approximately 13.7%, 8.0% and 7.5% of the enrollments took place in Wuhan, Guangzhou and Shanghai, respectively. Course fees for our English for children courses range from approximately RMB100 to approximately RMB2,000 per course.

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

Our typical English courses for middle school and high school students last for 8 to 16 weeks with classroom instruction one to four times per week for 1.5 to 5 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of these courses typically range from 1 to approximately 100 students per class.

In our fiscal year ended May 31, 2012, we had approximately 305,000 student enrollments in our English language training courses for middle school and high school students, and approximately 18.9%, 11.7%, and 6.2% of the enrollments took place in Beijing, Xi’an and Nanchang, respectively. Course fees for our English training courses for middle school and high school students range from approximately RMB200 to approximately RMB3,500 per course.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2012, we had approximately 1.2 million student enrollments in our test preparation courses, of which approximately 340,000 were in overseas test preparation courses, 414,000 were in PRC test preparation courses and 352,000 were in test preparation courses for middle and high school Chinese students.

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

In March 2008, we launched our “New Oriental U-Can (Non-English)” training program, which targets middle and high school Chinese students from ages 13 to 18 who are preparing for the college entrance examination in China, known as the gaokao. The gaokao is required for admission to bachelor degree programs and most associate degree programs at Chinese colleges and universities. To complement New Oriental U-Can (Non-English), we provide tutoring services to students who seek to retake the gaokao through Tongwen Gaokao School, a private school based in Changchun. In February 2009, we launched a customized learning program for students from ages 6 to 18, offering small class size tutoring ranging from one to five students per class, in all subjects required for the college and high school entrance examinations, respectively. In our fiscal year ended May 31, 2012, we had approximately 352,000 student enrollments in New Oriental U-Can (Non-English), including the customized small-class program. With this strategy of offering affordable larger classes and higher priced individualized small classes for school aged children, we aim to capture more market share in the after-school training market in China.

In our fiscal year ended May 31, 2012, approximately 40.8% and 16.1% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 20.4% of the total student enrollments in our PRC test preparation courses took place in Beijing, while no other city accounted for over 10% of the total student enrollments in our PRC test preparation courses. Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized small class program discussed above, our experienced teachers generally teach in large classes ranging from 50 to 500 students. Our students enroll in a 20- to 160-hour program with classes meeting one to four times per week for approximately 2.5 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB150 to RMB25,000 per course.

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. In our fiscal year ended May 31, 2012, we had over 3,700 students at the Yangzhou school, approximately 50% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 380 teachers and 280 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2012, the school accepted 1,095 students out of over approximately 3,500 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2012, tuition at the Yangzhou school ranged from RMB5,000 to RMB22,000 per year.

In July 2006, we established an international high school program within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high school aims to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. Each of the students of the class of 2012 of the international high school program at our Yangzhou school was admitted into at least one of the top 100 universities in the United States. In our fiscal year ended May 31, 2012, tuition at our international school ranges from RMB80,000 to RMB90,000 per year.

Educational Content, Software and Other Technology Development and Distribution

We develop and edit content of educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals. We distribute these materials through various distribution channels, consisting of our classrooms and bookstores as well as third-party distributors, including over 5,000 bookstores in China. In our fiscal year ended May 31, 2012, we developed and edited over 180 titles and distributed over 10 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and a large number of titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with Pearson Education, The McGraw-Hill Companies, Cambridge University Press, Barron’s, DynEd International Inc., or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com. As of May 31, 2012, approximately 7.8 million users had registered accounts with us, with access to free informational content on our website. In our fiscal year ended May 31, 2012, we had approximately 245,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses.

We currently offer approximately 2,000 online courses, including language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded lectures. Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. As a supplement to our online courses, we also offer many online study services, including online course planning, testing, composition correcting and one-on-one tutoring. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

Partially through our Koolearn.com website, we also offer enterprise clients customized training services. By working closely with enterprise clients, we gain a good understanding of the clients’ specific training needs and design training solutions to meet those needs. We also have the capability to develop customized e-learning management systems for enterprise clients.

Other Services

Overseas Studies Consulting. Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel students with the immigration process for overseas studies, such as obtaining visas and student and off-campus housing. We charge each student a fee based on the scope of consulting services requested by the student.

Pre-school Education. In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing, which currently has 150 students. In April 2009, we opened a kindergarten in Nanjing. As of May 31, 2012, our two kindergartens had a total of 540 students. In our fiscal year ended May 31, 2012, we also had approximately 300 student enrollments in two early childhood learning centers in Beijing.

Brand Name Cooperation. In January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation schools operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these schools are not included as our student enrollments. As of May 31, 2012, there were a total of 21 brand cooperation schools. For the fiscal years ended May 31, 2010, 2011 and 2012, we recognized revenues in an aggregate amount of US$35,000, US$249,000 and US$811,000, respectively, from license and training fees received from these schools.

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

We employ the following marketing methods to attract new and returning students:

Speeches and Seminars. Our management, most of whom are experienced teachers and were among our earliest teachers, and our top teachers frequently give speeches at colleges, universities, high schools and middle schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops. Their speeches include direct program promotion speeches during which they directly explain the merits and advantages of our programs or general English learning methods, as well as inspirational speeches designed to motivate students to reach their full potential and strive for success.

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

Advertisements. We advertise through our own websites and also on China’s leading portals. We also have advertising arrangements with many Chinese national and regional newspapers and other media outlets, including school campus newspapers. In addition, we advertise through local radio stations and other advertisement platforms, including building lobby or elevator LCD displays and outdoor advertisement displays.

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

Cross-Selling. As we gain footholds in many different markets, we use our programs in one market as an opportunity to advertise our programs in other markets. With a variety of programs aimed at different age groups, our goal is to create a brand name that permeates every stage of our potential students’ educational, career and life progression, from English for children to English for adults to test preparation to continuing professional education, and to encourage our students to introduce their children to the same system and courses. Outside of our organization, we have established cross-promotional relationships with a number of companies to promote our programs, services and products and awareness of our brand.

Competition

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. For example, we face nationwide competition for our IELTS preparation courses from Global IELTS School, which offers IELTS preparation courses in many cities in China. We face regional competition for our English for children program from several competitors that focus on children’s English language training in specific regions. We face limited competition from many competitors that focus on providing international and/or PRC test preparation courses in specific geographic markets in China. We also face competition from companies that focus on providing after-school tutoring services, including TAL Education Group and Xueda Education Group.

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

The increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing private educational services. As a result, many of our international competitors that offer online test preparation and language training courses may be able to more effectively penetrate the China market. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of our international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required.

Regulation

This section summarizes the principal PRC regulations relating to our businesses.

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or the MOE, the General Administration of Press and Publication, or GAPP, the Ministry of Industry and Information Technology, or the MIIT, the SAIC, the Ministry of Civil Affairs and their respective authorized local counterparts.

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

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

Overview

The Law for Promoting Private Education became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution. Each of our schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the Ministry of Civil Affairs.

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

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (1) items and criteria for the school’s fees, (2) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected, and (3) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of May 31, 2012, 22 of our schools elected as schools not requiring reasonable returns, 24 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified. Preferential tax treatments granted to our schools by governmental authorities are subject to review and may be adjusted or revoked at any time in the future.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2012, New Oriental China was the sponsor of 53 schools and Beijing New Oriental Stars was the sponsor of two kindergartens.

The “sponsorship interest” that a sponsor holds in a private school is, for all practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. Pursuant to the Implementation Rules for Promoting Private Education, a sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. Pursuant to the Law for Promoting Private Education, the capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, pursuant to the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, the sponsor of a private school has the right to exercise ultimate control over the school. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs.

Before the Law for Promoting Private Education took effect in 2003, the Regulations on Schools Run by Different Sectors of Society had provided that upon liquidation, the residual assets of a private school after the original investment had been returned to the sponsor would be used by the relevant PRC government for the development of private education. However, this is no longer the case, as Article 68 of the Law for Promoting Private Education expressly abolished the Regulations on Schools Run by Different Sectors of Society. As advised by Tian Yuan Law Firm, our PRC counsel, since the Law for Promoting Private Education became effective on September 1, 2003, there has been no case in China where a private school became state property or was otherwise appropriated by a government authority upon liquidation.

Furthermore, we are not aware that PRC law provides that upon liquidation of a private school, the sponsor is legally restricted to receive only its invested capital and is not allowed to have other return. According to our PRC counsel, there is no national law that addresses this subject one way or the other. In the absence of a national law providing for the sponsor’s rights upon liquidation of a private school, provincial regulations and interpretations are ambiguous and inconsistent on this subject. There are local regulations or interpretations that specifically provide that sponsors are entitled to private schools’ residual assets pro rata based on their respective capital contribution. Nevertheless, there are also local regulations that are less clear in this regard.

Notwithstanding the legal uncertainties surrounding this issue, we believe that the potential risk that we will not receive all of the residual assets upon the liquidation of a school is immaterial. There were no capital contributions made by any PRC governmental authorities to our schools. Nor did any of our schools ever receive donations from any third parties, including PRC governmental authorities or any third party enterprises. Since the Law for Promoting Private Education became effective on September 1, 2003, we and our PRC counsel are not aware of any case in China where a private school became state property or was otherwise appropriated by a government authority upon liquidation without the prior consent of its sponsor. We historically have never liquidated any school that was profitable and we have no plan to so in the future. If, for any reason, we would like to divest a profitable school, a commercially sensible way to do so is to sell the school, rather than to liquidate the school. In this situation, the sponsor is entitled to receive consideration for transferring sponsorship, which often exceeds its initial investment in the school.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-Foreign Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on Operating Chinese-Foreign Schools. The Regulations on Operating Chinese-foreign Schools and its implementing rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Chinese-Foreign Cooperation in Operating Schools shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. We have not applied for a Permit for Chinese-Foreign Cooperation in Operating Schools at this stage since we currently do not have Chinese-foreign Cooperation Schools.

Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020)

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot. Under this notice, the PRC government plans to implement a for-profit and non- profit classified management of the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School. However, the above outline and the innovation pilot is still new and no further national law or regulation has been promulgated to implement them and, except in Shanghai, no other local government of the pilot areas has promulgated relevant regulations on differentiated management of the private schools. If upon the implementation of the above reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises; if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny and the education authorities may not allow our schools to pay us services fees under the contractual arrangements as they currently do. As a result, the implementation of this reform may adversely affect our results of operations.

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Chinese-foreign education institute shall be less than 50%. These opinions currently do not apply to our schools because we currently do not have Chinese-foreign education institutes.

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

On April 13, 2005, the State Council announced a policy on private investments in China that relate to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes the Ministry of Culture and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, the Ministry of Culture, together with other central government authorities, issued a regulation that prohibits private and foreign investors from engaging in the publishing business. Our subsidiaries and New Oriental China and its schools and subsidiaries are not permitted to engage in the publishing business under this regulation. Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of New Oriental China, has been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. Our trademarks “ ” and “New Oriental” were recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province.

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

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 2008 and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to current account items, such as trade-related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

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

SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, on August 29, 2008, to regulate the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The circular requires that the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the Administration for Industries and Commerce and, unless set forth in the business scope or in PRC regulations, may not be used for equity investments within the PRC. In addition, SAFE has strengthened its oversight of the flow and use of the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB paid-in capital may not be changed without SAFE’s approval. Violations of Circular 142 will result in severe monetary or other penalties. In strengthening Circular 142, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or SAFE Circular 45, on November 9, 2011, which expressly prohibits a foreign invested company from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, and the Operating Instructions on SAFE Circular No. 75, or SAFE Circular No. 19, issued on May 27, 2011 and effective July 1, 2011, (1) a PRC citizen residing in the PRC, or PRC Resident, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (2) when a PRC Resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC Resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (3) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under SAFE Circular No. 75 and Circular No. 19, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rule to more effectively regulate foreign investment in PRC domestic enterprises. The M&A Rule, as amended on June 22, 2009, provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exists: (1) the transaction involves an important industry in China, (2) the transaction may affect national “economic security,” or (3) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rule also contains a provision requiring offshore special purpose vehicles, or SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

According to the Circular On Several Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry promulgated by the State Council on January 28, 2011 and the Circular On Policies of Enterprises Income Tax for Further Encouraging the Development of Software Industry and Integrated Circuit Industry, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on April 20, 2012 and effective from January 1, 2011, or Circular 27, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a Software Enterprise, is exempted from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years before December 31, 2017. The qualifications for a Software Enterprise provided in Circular 27 include the following:

•	the core business shall be software development;

•	the enterprise shall be a legal person established after January 1, 2011 and shall be granted the status of a Software Enterprise;

•

the enterprise’s employees who have at least a junior college degree shall be more than 40% of the average monthly headcount of its total employees of that year, among whom the research and development staff shall be more than 20% of the average monthly headcount of its total employees of that year;

•

the enterprise shall own core technology and shall base its operation on such core technology, the annual total research and development expenses shall be more than 6% of its total revenue of that fiscal year, among which the research and development expenses incurred in China shall be more than 60% of the total research and development expenses;

•

the revenue generated from the sale of its software products shall normally be more than 50% of its total revenue (the revenue generated from the sale of embedded software products and integrated information system products shall be more than 40% of its total revenue), among which the revenue generated from the sale of software products developed by such enterprise shall normally be more than 40% of its total revenue (the revenue generated from the sale of embedded software products and integrated information system products shall be more than 30% of its total revenue);

•

the enterprise shall own intellectual property rights in the technologies used in its core business, among which its software products shall be certified with testing documents issued by a software testing institution recognized by provincial authority in charge of software industry and with Software Product Registration Certificates granted by the authority in charge of software industry;

•

the enterprise shall possess the means and ability to ensure the quality of the products it designs, and shall have established a quality control system which is fit for software engineering and shall provide the records for the valid operation of such system; and

•	the enterprise shall possess operation premises and maintain a working environment suitable for software development, and have technical support for the services it provides.

In order to be qualified as a Software Enterprise and be entitled to such preferential treatment, Software Enterprises are required to submit supporting materials to their respective competent tax authorities within four months from the end of each fiscal year.

The Administrative Provisions for Recognition of Software Enterprises shall be separately established by the Ministry of Industry and Information, the State Development and Reform Commission, the Ministry of Finance, the State Administration of Taxation and other relevant authorities.

Enterprises which have been entitled to similar tax preferential treatments according to previous tax regulations are allowed to continue enjoying the above preferential treatments until the tax holiday granted to them expires, even though they were established before January 1, 2011.

Beijing Pioneer and Shanghai Smart Words, two of our wholly owned subsidiaries in China, qualified as Software Enterprises and were exempt from income taxes from January 2010 through December 31, 2011, and from January 2011 through December 31, 2012, respectively, and have a tax rate of 12.5% through December 31, 2014, and through December 31, 2015, respectively. Beijing Smart Wood satisfies the criteria to be considered a Software Enterprise, but this status is subject to the approval by the respective tax authorities scheduled for the end of the calendar year ending December 31, 2012. Upon approval, Beijing Smart Wood would be exempt from income taxes from January 1, 2012 through December 31, 2013 followed by a 12.5% tax rate through December 31, 2016. If our above subsidiaries are not able to continue to satisfy the required qualifications and maintain their status as a Software Enterprise, they will not be able to continue to enjoy the preferential tax treatments for Software Enterprises.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

In addition, the State Administration of Taxation issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

On November 11, 2011, as approved by the State Council, the Ministry of Finance and the State Administration of Taxation, promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Shanghai, or Circular No.111, attached with three relevant annexes, namely (1) Annex 1-Measures for the Implementation of the Pilot Practice of Replacing Value Added Tax with Business Tax in the Transportation Industry and Some Modern Service Industries, (2) Annex 2-Provisions on Relevant Matters Concerning the Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, and (3) Annex 3- Provisions on the Transitional Policies for the Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries. Circular No. 111 and its annexes stipulated that the launch of a pilot practice of replacing business tax with value-added tax (“Pilot Practice”) would commence in the transportation industry and some modern service industries, including software service and information system service, in Shanghai beginning in January 1, 2012. On July 31, 2012, upon approval by the State Council, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Beijing and other Seven Provinces and Municipalities, or Circular No. 71, which expanded the region for the Pilot Practice from Shanghai to Beijing and other regions. The Pilot Practice commenced in Beijing on August 1, 2012.

C.	Organizational Structure

Substantially all of our operations are conducted in China through contractual arrangements between five of our wholly owned subsidiaries in China, New Oriental China (our variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The five wholly owned subsidiaries that are parties to these contractual arrangements are Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, Beijing Pioneer Technology Co., Ltd., or Beijing Pioneer, Shanghai Smart Words Software Technology Co., Ltd., or Shanghai Smart Words, and Beijing Smart Wood Software Technology Co., Ltd. (which is also translated as “Beijing Wisdom Career Software Technology Co., Ltd.”), or Beijing Smart Wood. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Beijing Pioneer primarily engages in the educational software development business. Shanghai Smart Words primarily engages in the educational software development business. Beijing Smart Wood primarily engages in the educational software development business.

In addition, we have a wholly-owned subsidiary in China, Beijing Judgment Education & Consulting Co., Ltd., or Beijing Judgment, which holds the real estate properties on which certain of our schools are located. Beijing Judgment in turn has two subsidiaries in China, Beijing Boost Caring Education & Consulting Co., Ltd., which primarily engages in the business of providing educational technology services and consulting services, and Beijing New Oriental Stars Education & Consulting Co., Ltd., or Beijing New Oriental Stars, which is a holding company for our two kindergartens.

The following diagram sets out details of our significant subsidiaries and New Oriental China and its schools and subsidiaries as of the date of this annual report:

New Oriental Education & Technology Group Inc. (Cayman Islands)
100%
100%
100%
Winner Park Limited (Hong Kong)
Smart Shine International Limited (Hong Kong)
Elite Concept Holdings Limited (Hong Kong)
100%
100%
100%
100%
100%
Beijing Judgment Education & Consulting Co., Ltd. (PRC)
Shanghai Smart Words Software Technology Co., Ltd. (PRC)
Beijing Pioneer Technology Co., Ltd. (PRC)
Beijing Smart Wood Software Technology Co., Ltd (PRC)
Beijing Hewstone Technology Co., Ltd. (PRC)
Beijing Decision Education & Consulting Co., Ltd. (PRC)
Beijing Century Friendship Education Investment Co., Ltd.(1)
100%
100%
100%
Beijing Boost Caring Education & Consulting Co., Ltd. (PRC)
Beijing New Oriental Stars Education & Consulting Co., Ltd. (PRC)
Beijing New Oriental Education & Technology (Group) Co., Ltd. (PRC)
100%
100%
100%
2 Kindergartens (PRC)
53 Schools in China (PRC)
Subsidiaries(2) (PRC)

Equity interest for companies and sponsorship interest for schools and kindergartens.

Contractual arrangements including new enrollment system development agreements, other operating service agreements, software sale agreements and trademark license agreements. See “—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

Contractual arrangements including equity pledge agreements and option agreement. See “—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

(1)	Beijing Century Friendship Education Investment Co., Ltd is 80% owned by Mr. Michael Minhong Yu, our company’s founder, chairman and chief executive officer, and 20% owned by Ms. Bamei Li, Mr. Yu’s mother.
(2)	Consisting of various PRC companies operating our educational content and other technology development and distributions business, online education business and overseas studies consulting business in China.

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between five of our wholly owned subsidiaries in China, namely, Beijing Hewstone, Beijing Decision, Beijing Pioneer, Shanghai Smart Words and Beijing Smart Wood, and New Oriental China, its schools and subsidiaries and its shareholder. In the fiscal years ended May 31, 2010, 2011 and 2012, New Oriental China and its schools and subsidiaries contributed in aggregate 98.9%, 97.2% and 97.2%, respectively, of our total net revenues. New Oriental China is our variable interest entity which is directly wholly owned by Century Friendship, a PRC domestic company controlled by Mr. Michael Minghong Yu, our founder, chairman and chief executive officer.

New Oriental China’s schools and subsidiaries hold the requisite licenses and permits necessary to conduct our education business and have been directly conducting our education business. We have been and are expected to continue to be dependent on New Oriental China and its schools and subsidiaries to operate our education business until we qualify for direct ownership of our education business in China under PRC laws and regulations and acquire New Oriental China as our direct, wholly owned subsidiary. We have entered into contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder, which enable us to:

•	have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries;

•	receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China; and

•

have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion.

These contractual arrangements are summarized in the following paragraphs.

Equity Pledge Agreements. Pursuant to the equity pledge agreements dated as of May 25, 2006 among New Oriental China, all of the eleven shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder of New Oriental China agreed to pledge his or its equity interests in New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of obligations of New Oriental China and its schools and subsidiaries under the existing service agreements and any such agreements to be entered into in the future. The shareholders of New Oriental China agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in New Oriental China without the prior written consent of Beijing Decision and Beijing Hewstone. All parties to the equity pledge agreement have agreed that the equity pledge agreement is binding upon New Oriental China’s shareholders and their successors.

In January 2012, the ten former shareholders of New Oriental China completed the transfer of all of their equity interests in New Oriental China to Century Friendship, a PRC domestic enterprise controlled by Mr. Michael Minhong Yu, our founder, chairman and chief executive officer, without consideration. Prior to the transfer, Century Friendship had held 53% of the equity interests in the New Oriental China while the ten former shareholders of New Oriental China held the remaining equity interests. The purpose of the transfers was to further strengthen our corporate structure by simplifying the shareholding structure of New Oriental China.

Pursuant to the five new equity pledge agreements dated April 23, 2012 among New Oriental China, Century Friendship and five of our wholly owned subsidiaries in China, namely Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Smart Wood, Century Friendship agreed to pledge its equity interests in New Oriental China to these five subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant principal agreements, including certain new enrollment system development service agreements, other operating service agreements, sale of educational software agreements and trademark license agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of our wholly owned subsidiaries in China. The equity pledge agreements are agreements which collateralize the security interest. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the Haidian District, Beijing branch of the SAIC. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 agreements.

Exclusive Option Agreement. Pursuant to the exclusive option agreements entered into on various dates, as amended on May 25, 2006, among our company, New Oriental China and the shareholders of New Oriental China, the shareholders of New Oriental China are obligated to sell to us, and we have an exclusive, irrevocable and unconditional right to purchase from such shareholders, in our sole discretion, part or of all of these shareholders’ equity interests in New Oriental China when and to the extent that applicable PRC law permits us to own part or all of the equity interest in New Oriental China. In addition, pursuant to the exclusive option agreements, we have an exclusive option to request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion. The purchase price to be paid by us will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

After the ten former shareholders of New Oriental China completed the transfer of all of their equity interests in New Oriental China to Century Friendship in early 2012, Century Friendship executed a new option agreement with Shanghai Smart Words, which is one of our wholly owned subsidiaries in China, and New Oriental China on April 23, 2012. The terms of this new option agreement are substantially the same as the 2006 agreements.

Service Agreements. Five of our wholly owned subsidiaries in China have entered into a series of service agreements with New Oriental China and its schools and subsidiaries to enable them to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. In the fiscal years ended May 31, 2010, 2011 and 2012, the total amount of service fees that these five PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$59.4 million, US$65.7 million and US$118.6 million, respectively.

There are four categories of service agreements, namely, new enrollment system development service agreements, other operating service agreements, sale of educational software agreements and trademark license agreements, each of which is summarized below.

New Enrollment System Development Service Agreements. Since 2005, Beijing Decision has entered into new enrollment system service agreements with certain schools of New Oriental China, under which Beijing Decision agreed to provide new enrollment system development and regular maintenance services to the schools of New Oriental China for a fee calculated based upon the number of enrollments. For the fiscal year ended May 31, 2012, there were 23 new enrollment system service agreements. These agreements may be renewed by both parties to the agreements. The service fees are equal to the applicable fee rate multiplied by the number of student enrollments. The fees under the agreements are subject to the periodic review by our group financial department and are typically reviewed and adjusted each year. If no adjustment is made, the most recent fee rate will apply. For the fiscal year ended May 31, 2012, the fee rate was up to RMB60 per new student enrollment.

Other Operating Service Agreements. Pursuant to the operating service agreements between certain of our wholly owned subsidiaries in China and certain schools or subsidiaries of New Oriental China, our wholly owned subsidiaries in China have agreed to provide certain operating services to the schools or subsidiaries of New Oriental China for fees which are calculated based on a percentage of the respective revenues of New Oriental China’s schools and subsidiaries. For the fiscal year ended May 31, 2012, there were 95 such service agreements between our wholly owned subsidiaries in China and New Oriental China’s schools and subsidiaries. Of these agreements, 79 agreements provide unlimited two-year or five-year automatic renewal terms and New Oriental China’s schools and subsidiaries cannot terminate the agreements without the consent of our wholly owned subsidiaries in China. The remaining agreements may be renewed with mutual consent. The fees under these agreements were 2.0 to 6.0% of the monthly revenues of the applicable New Oriental China school or subsidiary for the fiscal year ended May 31, 2012. The fees under the agreements are subject to periodic review by our group financial department and typically are reviewed and adjusted each year. If no adjustment is made, the most recent fee rate will apply.

Sale of Educational Software. Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood and Shanghai Smart Words sell various self-developed educational software to New Oriental China’s schools and subsidiaries, which are in turn included as part of the course materials for students enrolled in relevant courses. For the fiscal year ended May 31, 2012, there were 142 such agreements between our wholly owned subsidiaries in China and New Oriental China’s schools or subsidiaries. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms and schools and subsidiaries of New Oriental China cannot terminate the agreements without the consent of our wholly owned subsidiaries in China. The price of the software is determined by our PRC subsidiaries Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood and Shanghai Smart Words.

Trademark License Agreements. Pursuant to the trademark license agreement dated May 13, 2006 between us as the licensor and New Oriental China as the licensee, we have licensed our trademarks to New Oriental China for their use in China. We have also allowed New Oriental China to enter into a sub-license agreement with each school and subsidiary of New Oriental China pursuant to which each of these schools and subsidiaries may use our trademarks in China by paying certain licensing fees. New Oriental China is authorized to collect the licensing fees from each sub-licensee and handle other related matters. The license is valid from May 14, 2006 to December 31, 2050, subject to the renewal on the expiry of the trademark registration every ten years. Pursuant to the second trademark license agreement entered into between Shanghai Smart Words as the licensor and a subsidiary of New Oriental China as the licensee, dated as of December 20, 2010, Shanghai Smart Words has granted a license to a subsidiary of New Oriental China to use certain trademarks for a license fee that equals 5% of the licensee’s monthly revenues. The initial term of this license is two years, and can be automatically renewed and the subsidiary of New Oriental China cannot terminate the agreement without the consent of our wholly owned subsidiary in China.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the corporate structure of New Oriental China and its schools and subsidiaries and our wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations; and

•

the contractual arrangements among our wholly owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our education business in China do not comply with PRC regulatory restrictions on foreign investment in the education business, we could be subject to severe penalties. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

On April 23, 2012, Century Friendship, in the capacity of the sole shareholder of New Oriental China, executed revocable powers of attorney to five of our wholly owned subsidiaries in China, whereby Century Friendship has entrusted these five subsidiaries as its proxy to exercise its rights as the shareholder of New Oriental China with respect to an aggregate of 100% of the equity interests in New Oriental China. We are evaluating whether to make additional changes to the agreements with New Oriental China and its schools and subsidiaries to further strengthen our corporate structure. Century Friendship has informed us that it is willing to sign additional documents or amendments if and when we request it to do so in the best interests of our company.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we own approximately 14,000 square meters of office and classroom space. In addition, we lease or own an aggregate of approximately 1,050,000 square meters of space for our schools, learning centers and bookstores in various cities in China. We lease all of our facilities except for our Yangzhou school and part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming, Wuhan and Guangzhou.

ITEM 4A	UNRESOLVED STAFF COMMENTS

On April 3, 2012, we received a comment letter from the staff of the SEC’s Division of Corporation Finance dated April 2, 2012 in connection with the staff’s review of our Annual Report on Form 20-F for the fiscal year ended May 31, 2011. We submitted our response letter to the SEC on April 17, 2012. Thereafter, we received additional comment letters and we have submitted our responses to the comments in each of these letters. The SEC’s comments primarily related to the contractual arrangements between us and New Oriental China and its schools and shareholders, and our consolidation of New Oriental China and its schools and subsidiaries into our consolidated financial statements, as well as certain facts and PRC laws and regulations pertinent to the foregoing. On October 11, 2012, the staff of the SEC’s Division of Corporation Finance informed us that, based on the representations we made in our response letters to the SEC, the staff has no objection to the consolidation of New Oriental China into our consolidated financial statements and also has no objection to the consolidation of our schools into New Oriental China or into our wholly owned subsidiaries in China. The staff also indicated that it will continue to review our disclosure documents, including this annual report.

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

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, we conduct substantially all of our education business in China through contractual arrangements between five of our wholly owned subsidiaries in China, New Oriental China, and the schools and subsidiaries and shareholder of New Oriental China. New Oriental China’s schools and subsidiaries hold the requisite licenses and permits necessary to conduct our educational services business in China and operate our schools and learning centers and have been directly conducting our education business and operating our schools and learning centers.

Net Revenues. In the fiscal years ended May 31, 2010, 2011 and 2012, we generated total net revenues of US$386.3 million, US$557.9 million and US$771.7 million, respectively. Our revenues are net of PRC business taxes and related surcharges, as well as scholarships and refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 91.3%, 91.1% and 89.9% of our total net revenues in the fiscal years ended May 31, 2010, 2011 and 2012, respectively; and

•	books and others, which accounted for 8.7%, 8.9% and 10.1% of our total net revenues in the fiscal years ended May 31, 2010, 2011 and 2012, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education and online education. Revenues from language training courses and test preparation courses accounted for 87.3%, 87.0% and 86.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2010, 2011 and 2012.

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

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training and overseas admissions and assessment test preparation, the quality of our instruction and the variety of our programs, services and products. For the past several years, our revenue growth has been driven primarily by increased enrollments in our English language training courses and test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. To further penetrate the English language training markets for children and high-income individuals, we have offered and plan to continue offering an increasing number and a greater variety of smaller classes for children and adults, such as “Pop Kids” English classes for students in kindergarten through grade six with 1 to 25 students per class. In addition, we have expanded the scope of our test preparation course offerings to cover non-English subjects, including through our New Oriental U-Can (Non-English) all subjects training program for middle and high school students, and plan to further expand our course offerings in the future to capture a larger share of the huge after-school training market in China.

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

	For the Year Ended May 31,
(in thousands, except percentages)	2010		2011		2012
	US$	%	US$	%	US$	%
Net revenues	386,307	100	557,872	100	771,718	100
Operating costs and expenses:
Cost of revenues	(147,261)	(38.1)	(222,625)	(39.9)	(304,027)	(39.4)
Selling and marketing	(58,396)	(15.1)	(82,797)	(14.8)	(115,151)	(14.9)
General and administrative	(103,336)	(26.8)	(155,412)	(27.9)	(235,743)	(30.5)
Loss on disposal of subsidiaries	—	—	(1,537)	(0.3)	—	—

Total operating costs and expenses	(308,993)	(80.0)	(462,371)	(82.9)	(654,921)	(84.8)

We rely on our teachers to deliver educational services. Our teachers consist of both full-time teachers and contract teachers. Full-time teachers deliver instruction and may also be involved in management, administration and other functions at our schools. Full-time teachers’ compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our contract teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors. To attract and retain high-quality teachers, we have granted equity incentives, including restricted shares and share options, to some of our teachers. We account for teaching fees and performance-linked bonuses paid to our teachers as cost of revenues as they are directly associated with the provision of educational services, and account for the other compensation and benefits to our teachers as general and administrative expenses.

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

Share-based Compensation Expenses. In January 2006, we adopted the 2006 Share Incentive Plan, under which we are authorized to, starting from 2006, issue up to 8,000,000 common shares pursuant to awards (including options) granted under the plan to our employees, directors and consultants in 2006, as well as additional shares in future periods. In the fiscal years ended May 31, 2006 and 2007, we granted options to purchase a total of 12,766,000 common shares, and in the fiscal year ended May 31, 2012, we granted options to purchase 3,060,000 common shares. Of those options, options to purchase 1,236,608 common shares had been forfeited as of May 31, 2012. During the past five fiscal years, we have granted a total of 5,043,316 non-vested equity shares, of which 862,792 shares had been forfeited as of May 31, 2012. We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended May 31,
(in thousands, except percentages)	2010		2011		2012
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
Cost of revenues	657	4.1	900	6.0	216	0.9
Selling and marketing	117	0.7	—	—	—	—
General and administrative	15,409	95.2	14,145	94.0	23,909	99.1

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

Loss on disposal of subsidiaries. In April 2011, we sold a 60% equity interest in Mingshitang and a 100% equity interest in Tomorrow Oriental, resulting in disposal losses of US$1.5 million.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Other than our primary and secondary schools, our operating entities in China are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges, and a value-added tax at varying rates ranging from 4% to 17% on gross revenues from sales of books, educational software and other products. According to Circular No. 111 and Circular No. 71 issued by the Ministry of Finance and the State Administration of Taxation on November 11, 2011 and July 31, 2012, respectively, the new enrollment system development services and other operating services provided by Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Smart Wood and Beijing Pioneer which were previously subject to business tax before the implementation of Circular No. 111 and Circular No. 71, have since become subject to value-added tax following the implantation of these two circulars. Following this change, the applicable tax rate for such services shall increase by 1%, from 5% up to 6%, while the tax payable amount of value-added tax relating to such services shall be the output tax amount in a tax period minus input tax amount in the same period. Circular No. 111 and Circular No. 71 and the relevant implementation measures and rules are relatively new and the interpretation and enforcement these circulars involve uncertainties; however, to date, the Pilot Practices in Shanghai and Beijing instituted under the two circulars have had no material adverse effect on the tax positions of our operating entities in China.

With regard to income tax, according to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2012, 22 of our schools elected as schools not requiring reasonable returns, 24 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. Among our schools in the four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2012, three schools are subject to the standard 25% enterprise income tax rate and one school is exempted from the enterprise income tax. For more information on the income tax rates or tax exemptions applicable to our schools, please see Note 16 to our consolidated financial statements included in this annual report

Under PRC laws and regulations in effect before January 1, 2008, three wholly owned subsidiaries of our company in China, Beijing Judgment, Beijing Hewstone and Beijing Decision, were certified “high and new technology enterprises” located in a high-tech zone in Beijing as their primary sources of revenues were educational software development and educational technology development and implementation. However, the implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008, respectively, have provided new criteria for such “high and new technology enterprises” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments. In December 2008, two of our wholly owned subsidiaries in China, Beijing Hewstone and Beijing Decision, were recertified as “high and new technology enterprise” in Beijing. Both of them are entitled to a 15% tax rate as long as they continue to qualify as a high and new technology enterprise. The deferred tax balance of Beijing Decision and Beijing Hewstone is calculated at a rate of 15%, as we expect Beijing Decision and Beijing Hewstone to continue to be qualified as “high and new technology enterprise.” As Beijing Judgment did not seek recertification, it became subject to the standard enterprise income tax rate of 25% from 2008. Enterprises that qualify as a “newly established software enterprise” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Pioneer Technology Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. qualified as newly established software enterprises and were exempt from income taxes from January 2010 through December 31, 2011, and from January 2011 through December 31, 2012, respectively, and a tax rate of 12.5% through December 31, 2014, and through December 31, 2015, respectively. New Oriental China’s subsidiaries other than schools are either subject to the standard enterprise income tax rate, which has been 25% since the beginning of 2008, or enjoy various preferential income tax rates approved by local tax authorities.

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

Recent Acquisition

In April 2012, our company signed an agreement with a third party to acquire a 100% equity interest in China Management Software Institute for US$18.0 million. A deposit of US$3.28 million has been paid. The acquisition closed in September 2012.

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

	For the Year Ended May 31,
(in thousands of US$)	2010	2011	2012
Net revenues:
Educational programs and services	352,857	508,439	693,712
Books and others	33,450	49,433	78,006
Total net revenues	386,307	557,872	771,718
Operating costs and expenses(1) :
Cost of revenues	(147,261)	(222,625)	(304,027)
Selling and marketing	(58,396)	(82,797)	(115,151)
General and administrative	(103,336)	(155,412)	(235,743)
Loss on disposal of subsidiaries	—	(1,537)	—

Total operating costs and expenses	(308,993)	(462,371)	(654,921)

Operating income	77,314	95,501	116,797
Other income (expense), net	6,222	14,274	26,663
Provision for income tax	(5,974)	(8,236)	(10,772)
Less: Net income attributable to the noncontrolling interests	227	235	—

Net income attributable to New Oriental Education & Technology Group Inc.	77,789	101,774	132,688

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2010	2011	2012
Cost of revenues	657	900	216
Selling and marketing	117	—	—
General and administrative	15,409	14,145	23,909

Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011

Net Revenues. Our total net revenues increased by 38.3% from US$557.9 million for the fiscal year ended May 31, 2011 to US$771.7 million for the fiscal year ended May 31, 2012. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 36.4% from US$508.4 million for the fiscal year ended May 31, 2011 to US$693.7 million for the fiscal year ended May 31, 2012. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$485.6 million in the fiscal year ended May 31, 2011 to US$663.5 million in the fiscal year ended May 31, 2012 and, to a lesser extent, an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 2.1 million in the fiscal year ended May 31, 2011 to approximately 2.4 million in the fiscal year ended May 31, 2012, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students, language training courses for children and PRC test preparation courses. Our total number of schools and learning centers increased from 54 and 433, respectively, as of May 31, 2011, to 55 and 609, respectively, as of May 31, 2012.

•

Books and Others. Net revenues from sales of books and other educational materials and services increased by 57.8% from US$49.4 million in the fiscal year ended May 31, 2011 to US$78.0 million in the fiscal year ended May 31, 2012, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2012, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 41.6% from US$462.4 million in the fiscal year ended May 31, 2011 to US$654.9 million in the fiscal year ended May 31, 2012. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•

Cost of Revenues. Our cost of revenues increased by 36.6% from US$222.6 million in the fiscal year ended May 31, 2011 to US$304.0 million in the fiscal year ended May 31, 2012. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired over 5,800 new teachers during the fiscal year ended May 31, 2012, as compared to the over 3,500 new teachers hired during the fiscal year ended May 31, 2011, and an increase in our rental payments as we had leased facilities for 55 schools and 609 learning centers as of May 31, 2012, as compared to 54 schools and 433 learning centers as of May 31, 2011.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 39.1% from US$82.8 million in the fiscal year ended May 31, 2011 to US$115.2 million in the fiscal year ended May 31, 2012. This increase was primarily due to increased marketing and promotional expenses in connection with opening new learning centers and the addition of over 300 new sales and marketing personnel during the fiscal year ended May 31, 2012.

•

General and Administrative Expenses. Our general and administrative expenses increased by 51.7% from US$155.4 million in the fiscal year ended May 31, 2011 to US$235.7 million in the fiscal year ended May 31, 2012. This increase was primarily due to an increase of US$56.0 million in personnel related expenses, primarily as a result of the addition of approximately 2,900 new general and administrative personnel during the fiscal year ended May 31, 2012. General and administrative expenses for the fiscal year ended May 31, 2012 included US$23.9 million in share-based compensation expenses, an increase from US$14.1 million in the fiscal year ended May 31, 2011.

Other Income, Net. Our other income, net which primarily includes interest income, increased by 86.8% from US$14.3 million in the fiscal year ended May 31, 2011 to US$26.7 million in the fiscal year ended May 31, 2012.

Provision for Income Tax. Our income tax expense increased by 30.8% from US$8.2 million in the fiscal year ended May 31, 2011 to US$10.8 million in the fiscal year ended May 31, 2012. The increase was primarily due to increased taxable income for New Oriental China.

Net Income Attributable to New Oriental Education & Technology Group Inc. As a result of the foregoing, net income attributable to New Oriental Education & Technology Group Inc. increased by 30.4% from US$101.8 million for the fiscal year ended May 31, 2011 to US$132.7 million for the fiscal year ended May 31, 2012.

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

•

Books and Others. Net revenues from sales of books and other educational materials and services increased by 47.8% from US$33.5 million in the fiscal year ended May 31, 2010 to US$49.4 million in the fiscal year ended May 31, 2011, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2011, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 49.6% from US$309.0 million in the fiscal year ended May 31, 2010 to US$462.4 million in the fiscal year ended May 31, 2011. This increase resulted from increases in all of our operating cost and expense line items.

•

Cost of Revenues. Our cost of revenues increased by 51.2% from US$147.3 million in the fiscal year ended May 31, 2010 to US$222.6 million in the fiscal year ended May 31, 2011. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired over 3,500 new teachers during the fiscal year ended May 31, 2011, as compared to the over 2,900 new teachers hired during the fiscal year ended May 31, 2010, and an increase in our rental payments as we had leased facilities for 54 schools and 433 learning centers as of May 31, 2011, as compared to 48 schools and 319 learning centers as of May 31, 2010.

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

•

General and Administrative Expenses. Our general and administrative expenses increased by 50.4% from US$103.3 million in the fiscal year ended May 31, 2010 to US$155.4 million in the fiscal year ended May 31, 2011. This increase was primarily due to an increase of $30.5 million in human resources related expenses, primarily as a result of the addition of approximately 2,340 new employees in our management departments during the fiscal year ended May 31, 2011.

•

Loss on Disposal of Subsidiaries. Loss on disposal of subsidiaries increased from nil in the fiscal year ended May 31, 2010 to US$1.5 million in the fiscal year ended May 31, 2011 due to the disposal of Mingshitang and Tomorrow Oriental.

Other Income, Net. Our other income, net which primarily includes interest income, increased by 129.4% from US$6.2 million in the fiscal year ended May 31, 2010 to US$14.3 million in the fiscal year ended May 31, 2011.

Provision for Income Tax. Our income tax expense increased by 37.9% from US$6.0 million in the fiscal year ended May 31, 2010 to US$8.2 million in the fiscal year ended May 31, 2011. The increase was primarily due to increased taxable income for New Oriental China.

Net Income Attributable to New Oriental Education & Technology Group Inc. As a result of the foregoing, net income attributable to New Oriental Education & Technology Group Inc. increased by 30.8% from US$77.8 million for the fiscal year ended May 31, 2010 to US$101.8 million for the fiscal year ended May 31, 2011.

Discussion of Segment Operations

In our management’s view, we operate through six operating segments: language training and test preparation, primary and secondary school education, online education, content development and distribution, post-secondary education and overseas study consulting services. Language training and test preparation and primary and secondary education have been identified as reportable segments. Online education, content development and distribution, post-secondary education and overseas study consulting services operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

Net revenues from our language training and test preparation courses accounted for 87.3%, 87.0% and 86.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2010, 2011 and 2012. Net revenues from our primary and secondary school education accounted for 2.6%, 2.5% and 2.3%, respectively, of our total net revenues in the fiscal years ended May 31, 2010, 2011 and 2012. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary schools ratably over the corresponding academic year.

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

General and administrative expenses for our language training and test preparation courses primarily consist of compensation and benefits of administrative staff of our language training and test preparation courses segment, compensation and benefits, rental and utilities payments relating to office and administrative functions of our language training and test preparation courses segment, depreciation and amortization of property and equipment used in the general and administrative activities of our language training and test preparation courses segment and, to a lesser extent, costs to develop our curriculum. General and administrative expenses for our primary and secondary school education segment primarily consist of compensation and benefits of administrative staff of our primary and secondary schools, depreciation and amortization of property and equipment used in the general and administrative activities of our primary and secondary schools and, to a lesser extent, costs to develop our curriculum.

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands of US$)	2010	2011	2012
Net revenues of reportable segments:
Language training and test preparation courses	337,209	485,563	663,504
Primary and secondary education	9,860	13,766	17,757

Total net revenues of reportable segments	347,069	499,329	681,261

Total net revenues of our company	386,307	557,872	771,718
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(127,069)	(191,375)	(256,132)
Primary and secondary education	(5,532)	(6,398)	(8,160)
Selling and marketing:
Language training and test preparation courses	(42,985)	(62,320)	(78,646)
Primary and secondary education	(211)	(637)	(1,335)
General and administrative:
Language training and test preparation courses	(61,992)	(104,391)	(158,655)
Primary and secondary education	(2,720)	(4,145)	(5,532)

Total operating costs and expenses of reportable segments	(240,509)	(369,266)	(508,460)

Total operating costs and expenses of our company	(308,993)	(462,371)	(654,921)

Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 36.6% from US$485.6 million for the fiscal year ended May 31, 2011 to US$663.5 million for the fiscal year ended May 31, 2012, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 29.0% from US$13.8 million for the fiscal year ended May 31, 2011 to US$17.8 million for the fiscal year ended May 31, 2012, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 33.8% from US$191.4 million for the fiscal year ended May 31, 2011 to US$256.1 million for the fiscal year ended May 31, 2012, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011—Operating Costs and Expenses—Cost of Revenues.”

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased from US$6.4 million for the fiscal year ended May 31, 2011 to US$8.2 million for the fiscal year ended May 31, 2012, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 26.2% from US$62.3 million for the fiscal year ended May 31, 2011 to US$78.6 million for the fiscal year ended May 31, 2012, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased by 109.6% from US$0.6 million for the fiscal year ended May 31, 2011 to US$1.3 million for the fiscal year ended May 31, 2012, primarily due to an increase in advertisement expenses.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 52.0% from US$104.4 million for the fiscal year ended May 31, 2011 to US$158.7 million for the fiscal year ended May 31, 2012, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011—Operating Costs and Expenses—General and Administrative Expenses.”

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 33.5% from US$4.1 million for the fiscal year ended May 31, 2011 to US$5.5 million for the fiscal year ended May 31, 2012, primarily due to an increase in salaries and welfare benefits for administrative staff.

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

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 39.6% from US$9.9 million for the fiscal year ended May 31, 2010 to US$13.8 million for the fiscal year ended May 31, 2011, primarily due to an increase in the number of students as we offered additional classes.

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

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 45.0% from US$43.0 million for the fiscal year ended May 31, 2010 to US$62.3 million for the fiscal year ended May 31, 2011, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2011 Compared to Fiscal Year Ended May 31, 2010—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased by 201.5% from US$0.2 million for the fiscal year ended May 31, 2010 to US$0.6 million for the fiscal year ended May 31, 2011, primarily due to an increase in advertisement expenses.

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

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 52.4% from US$2.7 million for the fiscal year ended May 31, 2010 to US$4.1 million for the fiscal year ended May 31, 2011, primarily due to an increase in salaries and welfare benefits for administrative staff.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2010, 2011 and 2012 were increases of 3.1%, 5.5% and 3.0%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China.

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

Revenue recognition

We recognize revenue when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. The primary sources of our company’s revenues are as follows:

Educational programs and services

Educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the educational service are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in each of the past three fiscal years ended May 31, 2012. Generally speaking, if a student withdraws from a class after the trial period is over, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

We also sell online-learning cards primarily to distributors at fixed prices after deducting a pre-determined fixed discount to the face value of the cards. Online-learning card sales represent prepaid service fees received from students for e-learning services. The prepaid service fee is recorded as deferred revenue upon receiving the upfront payment. Revenue is recognized upon actual usage of the cards by the students based on the number of minutes the students use the e-learning services, of which the actual usage is tracked by us on an individual basis. Upon the expiration of the online-learning card, which ranges from six months to one year from the date of sale of the card to the distributor, we will recognize the remaining unused minutes as revenue.

Books and others

Our company sells educational books or other educational materials either through our own book stores or websites or through third party distributors. Revenue from sales made through our book stores is recognized upon sales to customers. Revenue through distributors is recognized once the products are sold to the end customers.

Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China, our variable interest entity, and its schools and subsidiaries. We have, through five of our wholly owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder such that New Oriental China and its schools and subsidiaries are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China, and thus we believe the rights as the shareholder of New Oriental China effectively accrues to us. Therefore, we believe this gives us the power to direct the activities that most significantly impact New Oriental China’s economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China. Accordingly, as the primary beneficiary of New Oriental China and its schools and subsidiaries and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

As advised by Tian Yuan Law Firm, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “—Risks Related to Our Corporate Structure —We rely on contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For contingent consideration related to acquisitions made prior to June 1, 2009, contingent consideration was not recorded until the contingency was resolved.

Share-based Compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis over the requisite service period, with a corresponding addition to paid-in capital. We use the binomial option pricing model to measure the fair value of options granted and the quoted market price of our company’s equity shares to measure the fair value of non-vested equity shares granted to employees at each measurement date. The amount of compensation expense recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. The estimate of forfeitures is based on historical turnover rate and will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of share-based compensation expense to be recognized in future periods.

Summarized below are the key terms and estimates for the valuation of options granted on January 17, 2012:

Risk-free interest rate of return	1.83%
Volatility	56%
Dividend yield	0.0%
Fair value of the underlying common shares	US$22.36
Exercise Price	US$22.00
Exercisable Date	1/6 of options vests every six months through December 31, 2014
Expiry Date	January 17, 2017
Life of Option (years)	5
Exercise Multiple	2.8
Turnover Rate	5.57%
Number of Nodes	200

Risk-Free Interest Rate. Risk-free interest rate was estimated based on the yield to maturity of US$ denominated China international government bonds with a maturity period commensurate with the contractual life of the share options.

Volatility. The volatility of the underlying common shares during the life of the share options was estimated based on the Company’s historical stock price volatility over a period commensurate to the expected term of the share options.

Dividend Yield. The dividend yield was estimated based on our company’s expected dividend distributions during a period commensurate with the contractual life of the share options.

Exercise price. The exercise price of the share options was determined by our board of directors, which is generally the quoted market price of our company’s common shares on the date of grant.

Fair value of underlying common shares: The fair value of the common shares underlying the share options is the quoted market price of our company’s common shares on the date of grant.

Life of option: The life of the share option is based on the stated contractual life of the share options.

Number of nodes: This number divides the life to expiration into a number of equal time slots. It determines the number of level in the binomial tree.

Exercise multiple: A ratio of the stock price to the contractual strike price at which point it is assumed that the share option will be exercised prior to expiration.

Forfeiture rate: Our company’s estimate based on historical employee turnover.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. Significant judgment is required in determining our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We account for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Deferred tax assets are reduced by a valuation allowance when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Uncertainties exist with respect to how the PRC’s Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

Impairment of goodwill and indefinite-lived intangible assets

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

The impairment test for other intangible assets not subject to amortization consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess.

Recently Issued Accounting Pronouncements

Recently adopted accounting pronouncements

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805—Business Combinations that enters into business combinations that are material on an individual or aggregate basis. We applied the disclosure requirements of this pronouncement for business combinations consummated in periods beginning June 1, 2011, which did not have a significant impact on our consolidated financial condition or results from operations.

Recently issued accounting pronouncements not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure—the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity…) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

•

Fair value of an instrument classified in a reporting entity’s shareholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

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

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial condition or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. The amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. We do not expect the adoption of these pronouncements to have a significant impact on our consolidated financial condition or results from operations.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial condition or results from operations.

In December 2011, the FASB issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial condition or results from operations.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial condition or results from operations.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2012, we had US$428.3 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 177 new learning centers in fiscal year 2012, and plan to open additional schools and learning centers in the future depending on local market conditions of the new markets we plan to enter. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2010	2011	2012
Net cash provided by operating activities	141,890	215,819	249,304
Net cash used in investing activities	(97,925)	(198,152)	(143,701)
Net cash used in / (provided by) financing activities	(17,550)	6,432	945
Effect of foreign exchange rate changes	(83)	12,057	4,453
Net change in cash and cash equivalents	26,332	36,156	111,001

Cash and cash equivalents at beginning of period	254,772	281,104	317,260

Cash and cash equivalents at end of the period	281,104	317,260	428,261

Operating Activities

Net cash provided by operating activities amounted to US$249.3 million in the fiscal year ended May 31, 2012. Our net cash provided by operating activities in the fiscal year ended May 31, 2012 reflected net income of US$132.7 million, as adjusted by the reconciliation of certain non-cash items, including US$26.2 million in depreciation and amortization and US$24.1 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$71.8 million due to the increased amount of course fees received during the period, an increase in the accrued expenses and other current liabilities account of US$28.4 million, primarily due to an increase in accrued employee salary expenses and welfare benefits, and a decrease in prepaid expenses and other current assets of US$23.7 million.

Net cash provided by operating activities amounted to US$215.8 million in the fiscal year ended May 31, 2011. Our net cash provided by operating activities in the fiscal year ended May 31, 2011 reflected net income of US$101.5 million, as adjusted by the reconciliation of certain non-cash items, including US$16.4 million in depreciation and amortization and US$15.0 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$76.6 million due to the increased amount of course fees received during the period and an increase in the accrued expenses and other current liabilities account of US$19.7 million.

Net cash provided by operating activities amounted to US$141.9 million in the fiscal year ended May 31, 2010. Our net cash provided by operating activities in the fiscal year ended May 31, 2010 reflected net income of US$77.6 million, as adjusted by the reconciliation of certain non-cash items, including US$12.2 million in depreciation and amortization and US$16.2 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$32.3 million due to the increased amount of course fees received during the period and an increase in the accrued expenses and other current liabilities account of US$13.9 million.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou and Yangzhou schools and equipment used in our operations and our investment in term deposits and short term investments. Net cash used in investing activities amounted to US$143.7 million in the fiscal year ended May 31, 2012, compared to US$198.2 million in the fiscal year ended May 31, 2011 and US$97.9 million in the fiscal year ended May 31, 2010.

Net cash used in investing activities in the fiscal year ended May 31, 2012 was primarily attributable to net purchase of short term investments in the amount of US$175.1 million and the purchase of property and equipment in the amount of US$71.7 million in connection with the expansion of our school network, offset in part by bank deposits maturing over three months in the amount of US$104.8 million.

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

Financing Activities

Net cash provided by financing activities amounted to US$0.9 million in the fiscal year ended May 31, 2012, compared to net cash provided by financing activities of US$6.4 million in the fiscal year ended May 31, 2011 and net cash used in financing activities of US$17.6 million in the fiscal year ended May 31, 2010.

Net cash provided by financing activities in the fiscal year ended May 31, 2012 was primarily attributable to proceeds from the issuance of common shares upon exercise of share options in the amount of US$0.9 million.

Net cash provided by financing activities in the fiscal year ended May 31, 2011 was primarily attributable to proceeds from the issuance of common shares upon exercise of share options in the amount of US$6.4 million.

Net cash used in financing activities in the fiscal year ended May 31, 2010 was primarily attributable to the repurchases of ADSs representing 1,625,320 common shares.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2010, 2011 and 2012, New Oriental China and its schools and subsidiaries contributed in aggregate 98.9%, 97.2% and 97.2%, respectively, of our total net revenues.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to five of our PRC subsidiaries from New Oriental China and its schools and subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. Conducting our operations through contractual arrangements with New Oriental China entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

Under PRC law, each of our PRC subsidiaries, New Oriental China and its subsidiaries which is not a school is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of our schools in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for our schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to contractual arrangements that Beijing Hewstone, Beijing Decision, Beijing Pioneer, Shanghai Smart Words and Beijing Smart Wood have with New Oriental China, the earnings and cash of New Oriental China and its schools and subsidiaries are used to pay service fees in RMB to these five of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2012, the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$350.1 million, and the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were unrestricted and thus available for distribution was in aggregate US$304.3 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

Furthermore, cash transfers from our PRC subsidiaries to our Hong Kong-incorporated intermediate holding companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and New Oriental China and its schools and subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Capital Expenditures

The rapid expansion of our network of schools, learning centers and bookstores has required significant investment. Our capital expenditures were US$19.6 million, US$49.1 million and US$71.7 million in the fiscal years ended May 31, 2010, 2011 and 2012, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2012 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations, as well as the purchase of property in Wuhan and Guangzhou in the aggregate amount of US$11.9 million. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key web and business systems to enable us to respond quickly to potential problems. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our clients can access our services at any time. Our websites are hosted at third party facilities in Beijing. This facility provides redundant utility systems, a backup electric generator and 24-hour a day server support. All servers have redundant power supplies and file systems to maximize system and data availability. We regularly back up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures. Our research and development costs were immaterial for the fiscal years ended May 31, 2010, 2011 and 2012. We do not capitalize any related costs.

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. “ ” and “New Oriental” are registered trademarks in China and have been recognized as “well-known trademarks” (“ ”) in a civil action adjudicated in China. We have also registered additional trademarks and logos, including “Pop Kids,” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.neworiental.org, english.neworiental.org, www.tol24.com and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.xdf.cn, www.neworiental-k12.org and www.gznos.org.

In order to develop, improve, market and deliver new programs and services, we are required to obtain licenses from others from time to time. For example, we currently have arrangements with international education content providers and publishers such as Pearson Education, The McGraw-Hill Companies, Cambridge University Press Barron’s, DynEd International Inc., or their respective authorized local publishers, to develop and distribute localized versions of specified books in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2012 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2012:

	Payment due by May 31,
(in thousands of US$)	Total	2013	2014	2015	2016	2017	Thereafter
Operating Lease Obligations(1)	468,371	106,227	96,411	89,945	65,005	44,967	65,816
Purchase and Leasehold Improvements Obligations(2)	6,465	6,465	—	—	—	—	—

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	50	Chairman and Chief Executive Officer
Louis T. Hsieh	48	Director, President and Chief Financial Officer
Chenggang Zhou	50	Director, Executive Vice President
Xiangdong Chen	41	Executive President, Domestic Business
Yunlong Sha	36	Senior Vice President
Guofu Li	50	Vice President, Operations
Robin Yanhong Li	42	Independent Director
Denny Lee	44	Independent Director
John Zhuang Yang	58	Independent Director

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

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of Netease.com, Inc., a leading interactive online and wireless community in China and a major provider of Chinese language content and services listed on the Nasdaq Global Select Market, since April 2002. He was the chief financial officer of Netease.com from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently also serves as an independent director and the chairman of the audit committee of Gushan Environmental Energy Limited and Concord Medical Services Holdings Limited, both of which are listed on the NYSE, and as an independent director of Qunar.com Information Technology Co., Ltd., which is a subsidiary of Baidu, Inc. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. John Zhuang Yang has served as our independent director since September 3, 2007. Dr. Yang is currently the Dean of the Beijing International M.B.A. Program at Peking University. He also serves as a full professor at National School of Development of Peking University and holds a tenured professorship at Fordham University’s graduate school of business. Dr. Yang currently also serves as an independent director of Tristate Holdings Limited, a company listed on the Hong Kong Stock Exchange. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secretes of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Our executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and one year following the termination or expiry of such employment agreement. Specifically, each executive officer has agreed not to (1) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business or (3) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2012, we paid an aggregate of approximately US$1.3 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$66,000. During the fiscal year ended May 31, 2012, we also granted share options to certain of our directors and officers. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

Share Incentives

2006 Share Incentive Plan

Our 2006 Share Incentive Plan, as amended, or the 2006 plan, is designed to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2006 plan is 8,000,000 shares, plus (1) 5,000,000 shares added on January 1, 2007, (2) 5,000,000 shares added on January 1, 2008 and (3) an annual increase on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of the number of shares outstanding as of such date, and (z) a lesser number of shares determined by the administrator of the 2006 plan. In the event that the aggregate number of shares which may be issued pursuant to all the awards granted by us in any given year has reached the maximum amount allowed in such year, we may, during such year, grant additional awards to entitle the recipients thereto to acquire up to 2,000,000 extra shares, provided that the maximum aggregate number of shares which may be issued pursuant to all awards for the following year will be reduced by the number of the extra shares underlying the awards granted in the previous year.

The following table summarizes, as of September 20, 2012, the outstanding share options and non-vested equity shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)(1)	Date of Grant	Date of Expiration
Louis T. Hsieh	*		2.02	2/28/06	2/28/16
	*		2.38	7/21/06	7/21/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
	*		12.19	1/17/12	1/17/17
Chenggang Zhou	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
	*		12.19	1/17/12	1/17/17
	*	†	—	7/23/12	5/31/15
Xiangdong Chen	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	1/24/08	8/1/12
	*		12.19	1/17/12	1/17/17
Yunlong Sha	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	6/10/11	5/31/13
	*	†	—	7/23/12	5/31/15
Guofu Li	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†	—	6/10/11	5/31/13
	*	†	—	7/23/12	5/31/15
Robin Yanhong Li	*		2.38	7/21/06	7/21/16
	*	†	—	6/10/11	5/31/13
	*	†	—	7/23/12	5/31/15
Denny Lee	—		—	—	—
	*	†	—	6/10/11	5/31/13
	*	†	—	7/23/12	5/31/15
John Zhuang Yang	*	†	—	1/24/08	8/1/12
	*	†	—	6/10/11	5/31/13
	*	†	—	7/23/12	5/31/15
Other individuals as a group	143,860		2.02	2/28/06	2/28/16
	15,000		2.38	7/21/06	7/21/16
	342,456		8.75	3/5/07	3/5/17
	499,400		—	6/10/11	5/31/13
	1,512,695		—	7/23/12	5/31/15

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.
(1)

In July 2012, our board of directors approved a reduction in the number of share options and a reduction in the exercise price of the share options granted to the employees identified above on January 17, 2012. The exercise price was reduced to US$12.19 from US$22.00 and the aggregate number of common shares underlying the share options was reduced to 2,295,000 common shares from 3,060,000 common shares.

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

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. In September 2012, we amended the 2006 plan to clarify that the plan administrator has the power to reduce the exercise price of an outstanding option and also reduce the number of the underlying common shares without seeking shareholders’ approval, if such modification would not result in significant additional share-based compensation expenses to be incurred by our company.

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

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are also our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2012, our board held meetings or passed resolutions by unanimous written consent 16 times.

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

Audit Committee. Our audit committee consists of Mr. Denny Lee, Mr. Robin Yanhong Li and Dr. John Zhuang Yang. Mr. Lee is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board of directors has determined that Mr. Denny Lee’s simultaneous service on the audit committee of two other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In the fiscal year ended May 31, 2012, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members five times, including the audit committee’s approval of four quarterly earnings releases.

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

In the fiscal year ended May 31, 2012, the compensation committee held meetings or passed resolutions by unanimous written consent once, and also approved certain other matters together with the rest of the board members five times.

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

In the fiscal year ended May 31, 2012, the nominating and corporate governance committee held meetings or passed resolutions by unanimous written consent once, and also approved certain other matters together with the rest of the board members twice.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found by our company to be or becomes of unsound mind.

D.	Employees

We had 9,834, 13,496 and 18,763 full time employees and 6,348, 8,614 and 12,455 contract teachers and staff as of May 31, 2010, 2011 and 2012, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 20, 2012.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	28,249,500	17.8%
Louis T. Hsieh	*	*
Chenggang Zhou	*	*
Xiangdong Chen	*	*
Yunlong Sha	*	*
Guofu Li	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	30,526,503	19.0%
Principal Shareholders:
Tigerstep Developments Limited(5)	28,249,500	17.8%
Baillie Gifford & Co(6)	16,734,724	10.6%
Stephen F. Mandel, Jr. and affiliated entities(7)	9,957,210	6.3%
JPMorgan Chase & Co.(8)	8,726,556	5.5%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 158,379,387, being the number of common shares outstanding as of September 20, 2012, (2) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after September 20, 2012 and (3) the number of non-vested equity shares held by such person or group that will vest within 60 days after September 20, 2012.

(3)

Includes 28,249,500 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)

Includes (1) common shares, (2) common shares issuable upon exercise of all of the options that are exercisable within 60 days after September 20, 2012 and (3) non-vested equity shares that will vest within 60 days after September 20, 2012 held by all of our directors and senior executive officers as a group.

(5)

Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

(6)

The number of common shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by Baillie Gifford & Co on January 13, 2012. As set forth in the Schedule 13G/A, Baillie Gifford & Co has sole power to dispose 16,734,724 common shares and sole power to vote 12,092,992 common shares. As set forth in the Schedule 13G/A, Baillie Gifford & Co does not have shared power to vote the remaining 4,641,732 which Baillie Gifford & Co has reported in its Schedule 13G/A that it beneficially owns. Securities reported on the Schedule 13G/A as being beneficially owned by Baillie Gifford & Co are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The business address of Baillie Gifford & Co reported on the Schedule 13G/A is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(7)

The number of common shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by Stephen F. Mandel, Jr. and affiliated entities, including Lone Spruce, L.P., Lone Balsam, L.P., Lone Sequoia, L.P., Lone Dragon Pine, L.P., Lone Cascade, L.P., Lone Sierra, L.P., Lone Pine Associates LLC, Lone Pine Members LLC, Lone Pine Capital LLC and Lone Pine Managing Member LLC, on February 14, 2012. Mr. Mandel, as the managing member of Lone Pine Managing Member LLC, has shared power to vote and dispose the 9,957,210 common shares which are reported as beneficially owned by Mr. Mandel and affiliated entities in the Schedule 13G/A. The business address of these filers reported on the Schedule 13G/A is Two Greenwich Plaza, Greenwich, Connecticut 06830.

(8)

The number of common shares beneficially owned is as of December 30, 2011, as reported in a Schedule 13G/A filed by JPMorgan Chase & Co. on February 3, 2012. As set forth in the Schedule 13G/A, JPMorgan Chase & Co. has sole power to dispose 6,056,816 common shares, sole power to vote 5,523,436 common shares, shared power to dispose 2,669,740 common shares and shared power to vote 2,669,740 common shares. The business address of JPMorgan Chase & Co. reported on the Schedule 13G/A is 270 Park Avenue, New York, NY 10017.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of September 20, 2012, we had 158,379,387 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 88.0% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our common shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with New Oriental China and Its Schools and Subsidiaries and Shareholder

See “Item 4—Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China and Its Schools and Subsidiaries and Its Shareholder” for a summary of the contractual arrangements we have entered into with New Oriental China and its subsidiaries and shareholder, which enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China, and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interests in New Oriental China held by such shareholder to another PRC person or entity designated by us at any time in our discretion.

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

Lease Arrangements with an Affiliate

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding (Tianjin) Co., Ltd., or Metropolis Holding. In February 2012, Fine Talent Holdings Limited, a British Virgin Islands company owned by Mr. Michael Minhong Yu, our chairman and chief executive officer, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2012, eight of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. From March 1, 2012 till our fiscal year ended May 31, 2012, we accrued a total of US$0.6 million rent to Metropolis Holding. As of May 31, 2012, amounts due from Metropolis Holding were US$1.4 million, which represented prepaid rent and rental deposit, and amount due to Metropolis Holding was US$0.2 million, which represented rent payable. The amount due to Metropolis Holding is non-interest bearing and unsecured and has no fixed repayment terms.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

Litigation

On July 23, 2012, a putative shareholder class action lawsuit against our company, Michael Minhong Yu and Louis T. Hsieh, Wong v. New Oriental Education & Technology Group Inc., No. 2:12-cv-06316-MMM-JEM, was filed in the United States District Court for the Central District of California. Shortly thereafter, three more putative shareholder class action suits against the same defendants were filed in the United States District Court for the Southern District of New York: Sax v. New Oriental Education & Technology Group, Inc., No. 1:12-cv-05724-JGK (S.D.N.Y. filed July 25, 2012); Gabel v. New Oriental Education & Technology Group, Inc., No. 1:12-cv-05963-JGK (S.D.N.Y. filed Aug. 3, 2012); and Tardio v. New Oriental Education & Technology Group, Inc., No. 1:12-cv-06619-JGK (S.D.N.Y. filed Aug. 29, 2012).

The four actions contain similar factual allegations, allege virtually the same class period, are brought against the same defendants, and advance the same theories of liability. These actions seek to represent a class of persons who suffered damages as a result of their trading activities related to our ADSs from July 21, 2009 to July 23, 2012. All four actions allege violations of section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, 17 C.F.R. 240.10b-5 (2012), and section 20(a) of the Exchange Act, 15 U.S.C. §§ 78j(b), 78t(a). The complaints allege that various press releases, financial statements and other related disclosures made by our company during the class period contained material misstatements and omissions, in violation of the federal securities laws, and that such press releases, financial statements and other related disclosures artificially inflated the value of our company’s ADSs and affected the trading prices of our ADSs. The complaints generally seek monetary damages on behalf of the class of persons who suffered losses during the class period.

The actions remain at their preliminary stages. We believe the cases are without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in several putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

SEC Investigation

On July 13, 2012, we were informed that the SEC had issued a formal order of investigation captioned “In the Matter of New Oriental Education & Technology Group Inc.” In that investigation the SEC’s enforcement staff has requested documents and information concerning the basis for the consolidation of New Oriental China, a variable interest entity of our company, and its schools and subsidiaries, into our consolidated financial statements and other issues related to certain allegations about us contained in a report issued on July 18, 2012 by Muddy Waters LLC. We are cooperating fully with the SEC in its investigation. We cannot predict the timing, outcome or consequences of the SEC investigation.

Independent Investigation by Special Committee

On July 20, 2012, our board of directors formed a special committee, or the Special Committee, to conduct an independent review of certain allegations raised in a report issued on July 18, 2012 by Muddy Waters LLC. The Special Committee was comprised of the three independent directors of our company, Mr. Denny Lee, Mr. Robin Yanhong Li, and Dr. John Zhuang Yang, and the Special Committee was authorized to retain independent advisors in connection with its investigation. The Special Committee subsequently retained a major U.S. law firm to assist it in conducting its investigation; this U.S. law firm, in turn, has been assisted in its efforts by a “big four” accounting firm that is not affiliated with our external auditors and a major PRC law firm.

Together with its U.S. legal counsel, the Special Committee focused its investigation on the three core allegations articulated in the Muddy Waters report, summarized as follows: (1) the allegation that some or all of our schools are actually franchises-in-disguise and thus inaccurately inflate our count of our own schools and the revenue said to be derived therefrom; (2) the allegation that our financial statements do not accurately reflect enterprise income tax paid by the Beijing Haidian school; and (3) the allegation that our consolidation of the financial results of New Oriental China and its schools and subsidiaries into our own consolidated financial statements is improper because we do not have sufficient control over New Oriental China and its schools and subsidiaries necessary for consolidation under U.S. GAAP. The scope of the Special Committee’s investigation did not extend to examination of various general and un-particularized allegations for which the Muddy Waters report provided no specific detail.

On September 30, 2012, the Special Committee completed the investigation concerning the first two subjects identified above. The Special Committee’s work on the “franchise” issue uncovered no significant evidence that supports the Muddy Waters allegation mentioned above. The evidence collected indicates that we have ownership interests in our 55 schools and associated learning centers, and the activities related to the 21 third parties with whom we have entered into “brand cooperation agreements” is entirely separate, is immaterial, and in any event is properly accounted for in our financial statements.

The Special Committee’s work on the tax issue uncovered no significant evidence that supports the Muddy Waters allegation mentioned above.

Although substantial work has been completed by the Special Committee in connection with the issue concerning the consolidation of the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements, the Special Committee understands that the SEC’s Division of Corporation Finance has stated that it has no objection to the consolidation of our schools into New Oriental China or into our wholly foreign owned subsidiaries in China, and also has no objection to the consolidation of New Oriental China into our consolidated financial statements. As a result, the Special Committee does not believe it is necessary to do further work or conclude on this issue.

Dividend Policy

On April 17, 2012, our board of directors declared a special cash dividend in the amount of US$0.30 per ADS. The cash dividend was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012. The aggregate amount of cash dividends paid was approximately US$50.0 million, which was funded by surplus cash on our balance sheet.

Other than the declaration of the special cash dividend described in the preceding paragraph, we have not declared any dividend since the completion of our initial public offering and have no present plan to declare any additional dividends on our shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. No withholding tax on dividend was provided as of May 31, 2012.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting, license and other fees paid to us by New Oriental China and its schools and subsidiaries. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and New Oriental China and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves may not be distributed as cash dividends. Further, if our PRC subsidiaries or New Oriental China and its schools and subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2008	23.04	10.72
Fiscal Year 2009	19.73	9.51
Fiscal Year 2010	25.16	13.75
Fiscal Year 2011	32.97	21.71
Fiscal Year 2012	34.77	20.61

Quarterly Highs and Lows
Second Fiscal Quarter of 2011	29.07	21.88
Third Fiscal Quarter of 2011	28.00	22.92
Fourth Fiscal Quarter of 2011	32.97	21.71
First Fiscal Quarter of 2012	33.25	24.68
Second Fiscal Quarter of 2012	34.77	20.61
Third Fiscal Quarter of 2012	27.38	20.75
Fourth Fiscal Quarter of 2012	29.19	25.33
First Fiscal Quarter of 2013	28.33	9.41

Monthly Highs and Lows
April 2012	29.19	25.33
May 2012	28.88	25.67
June 2012	28.33	24.01
July 2012	25.07	9.41
August 2012	14.85	11.01
September 2012	17.13	13.26
October 2012 (through October 11)	18.29	15.49

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2011 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law and our memorandum and articles of association.

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

Our board of directors may, in its sole discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any common share unless (1) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (2) the instrument of transfer is in respect of only one class of common shares; (3) the instrument of transfer is duly and properly signed; (4) in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; (5) the shares conceded are free of any lien in favor of us; or (6) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China and Its Schools and Subsidiaries and Shareholder” or elsewhere in this annual report on Form 20-F.

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

With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2013, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the U.S. and the PRC (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Although we expect our ADSs will be considered to be readily tradable on the NYSE, which is an established securities market in the U.S., there can be no assurance that our ADSs will be considered readily tradable on an established securities market in the future. Since we do not expect that our common shares will be listed on an established securities market in the U.S., it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. In the event, however, that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the U.S.—PRC income tax treaty. U.S. Holders are advised to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

Dividends paid on our ADSs and common shares generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the creditability of any PRC tax.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company”, or a “PFIC”, for United States federal income tax purposes, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. If a non-U.S. corporation directly or indirectly owns at least 25% (by value) of the stock of another corporation, such corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the assets and earning a proportionate share of the other corporation’s assets and receiving a proportionate share of the other corporation’s income.

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2012 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2012. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, (2) if shorter, the U.S. Holder’s holding period for the ADSs or common shares. Under these PFIC rules:

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

Information Reporting and Backup Withholding

The United States tax compliance rules generally impose reporting requirements on individual U.S. Holders and other specified entities with respect to their beneficial ownership of a non-United States company, including our ADSs or common shares, if such interests are not held on their behalf by a U.S. financial institution and other criteria are met. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Dividend payments with respect to our ADSs or common shares and proceeds from the sale or other disposition of our ADSs or common shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statements on Form F-1 under the U.S. Securities Act of 1933, as amended, with respect to two offerings of our common shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. In particular, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$1.2 million in our interest income for the year ended May 31, 2012.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB53.8 million in the value of our U.S. dollar denominated financial assets as of May 31, 2012.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The depositary of our ADS facility, Deutsche Bank Trust Company Americas, shall charge the following fees for the services performed under the terms of the deposit agreement, unless otherwise agreed in writing by us and the depositary; provided, however, that no fees shall be payable upon distribution of cash dividends so long as the charging of such fee is prohibited by the exchange, if any, upon which the ADSs are listed:

•

to any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash), a fee not in excess of US$5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the deposit agreement to be determined by the depositary;

•

to any person surrendering ADSs for cancellation and withdrawal of deposited securities including, inter alia, cash distributions made pursuant to a cancellation or withdrawal, a fee not in excess of US$5.00 per 100 ADSs (or fraction thereof) so surrendered;

•

to any holder of ADSs, a fee not in excess of US$0.05 per ADS held for the distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal;

•	to any holder of ADSs, a fee not in excess of US$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights; and

•

for the operation and maintenance costs in administering the ADSs, an annual fee of US$0.05 or less per ADSs (such fee to be assessed against holders of record as of the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).

In addition, holders, beneficial owners, persons depositing our common shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

such registration fees as may from time to time be in effect for the registration of our common shares or other deposited securities with the foreign registrar and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•

such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing common shares or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•

such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs;

•

the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

•	any additional fees, charges, costs or expenses that may be incurred by the depositary from time to time.

Any other charges and expenses of the depositary under the deposit agreement will be paid by our company upon agreement between the depositary and us. All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and our company but subject, in the case of fees and charges payable by holders or beneficial owners, to the limitations set forth in the Form of ADR.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received the following direct and indirect payments: (1) US$212,781 for the expenses related to our investor relations program and (2) US$207,885 for the directors and officers liability and company insurance reimbursement. The payment we received is offset against general and administrative expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2012, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2012 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entity and its schools and subsidiaries (collectively, the “Group”) as of May 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2012 of the Group and our report dated October 12, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, People’s Republic of China

October 12, 2012

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://investor.neworiental.org.

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

	For the Year Ended May 31,
(in thousands of US$)	2011	2012
Audit fees(1)	932	950
Audit related fees(2)	20
Tax fees(3)	24	71

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

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

Section 303A.08 of the NYSE Listed Company Manual requires a listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Under Cayman Islands law, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. Our board amended our 2006 share incentive plan in September 2012 to clarify that the administrator of the plan has the power to reduce the exercise price of an outstanding option and also reduce the number of the underlying common shares without seeking shareholders’ approval, if such modification would not result in significant additional share-based compensation expenses to be incurred by our company. We have followed the home country practice and obtained the board approval but not shareholder approval for amending our 2006 share incentive plan as described above.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. A copy of our corporate governance guidelines is available on our website at http://investor.neworiental.org

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.5	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

4.1*	2006 Share Incentive Plan, as amended

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch (incorporated by reference to Exhibit 99.12 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.7*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd.

4.8*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd.

4.9*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd.

4.10*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd.

4.11*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd.

4.12*	English Translation of Option Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd.

4.13*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Hewstone Technology Co., Ltd.

4.14*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Decision Education & Consulting Co., Ltd.

4.15*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Shanghai Smart Words Software Technology Co., Ltd.

4.16*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Pioneer Technology Co., Ltd.

4.17*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Smart Wood Software Technology Co., Ltd.

4.18*	English Translation of New Enrollment System Development Service Agreement between Beijing Decision Education & Consulting Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.19*	English Translation of HS Intelligent Learning Progress Management System Development Service Agreement between Beijing Hewstone Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.20*	English Translation of Data-Protected Media Distribution System Development Service Agreement between Beijing Hewstone Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.21*	English Translation of Education Call Center Platform Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.22*	English Translation of CRM System Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.23*	English Translation of Overseas Study Management System Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.24*	English Translation of Multi-dimensional Thesaurus Management System Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.25*	English Translation of Students Online Service Platform System Development Service Agreement between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.26*	English Translation of Courses Search Platform System Development Service Agreement between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.27*	English Translation of Technology Service Agreement—IETLS DPS Learning System V1.0 between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.28*	English Translation of Trademark License Agreement between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.29*	English Translation of Software Sales Agreement between Beijing Hewstone Technology Co., Ltd. / Beijing Pioneer Technology Co., Ltd. / Shanghai Smart Words Software Technology Co., Ltd. / Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.30*	English Translation of Technology Service Agreement – Teaching and Research Materials Compiling System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.31*	English Translation of Technology Service Agreement – Distance Teacher Development System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.32*	English Translation of Technology Service Agreement – Book Evaluation and Research System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.33*	English Translation of Technology Service Agreement – Diagnostic and Evaluation of Students’ Learning System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
Name:	Michael Minhong Yu
Title:	Chairman and Chief Executive Officer

Date: October 12, 2012

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entity and its schools and subsidiaries (collectively, the “Group”) as of May 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2012, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 12, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

October 12, 2012

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of May 31,
	2011	2012
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	317,260	428,261
Restricted cash	3,374	3,591
Term deposits	152,680	50,612
Short term investments	143,704	321,182
Accounts receivable, net of allowance of US$60 and US$48 for 2011 and 2012, respectively	1,655	3,794
Inventory	18,011	20,074
Deferred tax assets	5,337	7,316
Prepaid expenses and other current assets, net	33,248	60,546

Total current assets	675,269	895,376
Property and equipment, net	160,421	204,342
Land use rights, net	3,502	3,476
Prepaid rent and deposit to a related party	—	1,449
Long term deposit	7,826	12,819
Long term prepaid rent	2,789	2,205
Prepayment for an acquisition	—	3,279
Deferred tax assets, non-current	997	1,238
Intangible assets	4,976	833
Goodwill	7,588	1,798
Long term investment	2	2,002

Total assets	863,370	1,128,817

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to Beijing New Oriental Education & Technology (Group) Co., Ltd., (“New Oriental China”) of US$9,416 and US$8,943 as of May 31, 2011 and 2012, respectively)	9,518	8,943
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to New Oriental China of US$67,971 and US$88,681 as of May 31, 2011 and 2012, respectively)	77,002	99,773
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to New Oriental China of US$7,050 and US$8,979 as of May 31, 2011 and 2012, respectively)	7,163	10,012
Amounts due to a related party (including amounts due to related parties of the consolidated variable interest entity without recourse New Oriental China of nil and US$164 as of May 31, 2011 and 2012, respectively)	—	164
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to New Oriental China of US$192,481 and US$266,814 as of May 31, 2011 and 2012, respectively)	194,317	269,411
Dividend payable (including dividend payable of the consolidated variable interest entity without recourse to New Oriental China of nil and nil as of May 31, 2011 and 2012, respectively)	—	50,000

Total current liabilities	288,000	438,303

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entity without recourse to New Oriental China of US$1,081 and US$112 as of May 31, 2011 and 2012, respectively)	1,147	112

Total liabilities	289,147	438,415

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of May 31,
	2011	2012
	US$	US$
Commitments (Note 19)

Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2011 and 2012, respectively; 158,379,387 and 158,379,387 shares issued and outstanding as of May 31, 2011 and 2012, respectively)	1,540	1,555
Additional paid-in capital	186,585	161,485
Statutory reserves	16,104	85,253
Retained earnings	323,432	386,971
Accumulated other comprehensive income	46,562	55,138

Total equity	574,223	690,402

Total liabilities and equity	863,370	1,128,817

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended May 31,
	2010	2011	2012
	US$	US$	US$
NET REVENUES
Educational programs and services	352,857	508,439	693,712
Books and others	33,450	49,433	78,006

Total net revenues	386,307	557,872	771,718

Operating costs and expenses
Cost of revenues	(147,261)	(222,625)	(304,027)
Selling and marketing	(58,396)	(82,797)	(115,151)
General and administrative	(103,336)	(155,412)	(235,743)
Loss on disposal of subsidiaries	—	(1,537)	—

Total operating costs and expenses	(308,993)	(462,371)	(654,921)

OPERATING INCOME	77,314	95,501	116,797

OTHER INCOME (EXPENSE), NET
Interest income	6,474	13,017	25,488
Miscellaneous income (expense), net	(252)	1,257	1,175

Income before provisions for income taxes and noncontrolling interest	83,536	109,775	143,460

Provision for income taxes:
Current	(7,845)	(9,390)	(14,027)
Deferred	1,871	1,154	3,255

Provision for income taxes	(5,974)	(8,236)	(10,772)

Net income	77,562	101,539	132,688

Add: Net loss attributable to noncontrolling interest	227	235	—

Net income attributable to New Oriental Education & Technology Group Inc.	77,789	101,774	132,688

Net income per share attributable to shareholders of New Oriental Education & Technology Group Inc. - basic (Note 17)	0.52	0.66	0.86

Net income per share attributable to shareholders of New Oriental Education & Technology Group Inc. - diluted (Note 17)	0.50	0.65	0.85

Weighted average shares used in calculating basic net income per share	150,952,249	153,253,065	154,627,784

Weighted average shares used in calculating diluted net income per share	154,831,633	156,071,833	156,872,441

Share-based compensation expense included in:
Cost of revenues	657	900	216
Selling and marketing	117	—	—
General and administrative	15,409	14,145	23,909

Total	16,183	15,045	24,125

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share data)

	New Oriental Education & Technology Group Inc. Shareholders
	Common shares		Additional paid-in capital	Accumulated other comprehensive income	Statutory reserve	Retained earning	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Noncontrolling interest	Total equity	Total comprehensive income
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$

Balance at June 1, 2009	153,004,707	1,500	166,370	23,403	12,871	147,102	351,246	238	351,484
Common shares converted to ADS shares for future exercises of share options or non-vested equity shares	4,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	28	12,408	—	—	—	12,436	—	12,436
The vesting of non-vested equity shares	—	6	(6)	—	—	—	—	—	—
Shares repurchase (a)	(1,625,320)	(16)	(29,980)	—	—	—	(29,996)	—	(29,996)
Share-based compensation expense	—	—	16,183	—	—	—	16,183	—	16,183
Transfer to statutory reserves	—	—	—	—	136	(136)	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	77,789	77,789	(227)	77,562	77,562
Foreign currency translation adjustment	—	—	—	(91)	—	—	(91)	—	(91)	(91)

Total comprehensive income										77,471

Balance at May 31, 2010	155,379,387	1,518	164,975	23,312	13,007	224,755	427,567	11	427,578
Common shares converted to ADS shares for future exercises of share options or non-vested equity shares	3,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	13	6,574	—	—	—	6,587	—	6,587
The vesting of non-vested equity shares	—	9	(9)	—	—	—	—	—	—
Share-based compensation expense	—	—	15,045	—	—	—	15,045	—	15,045
Transfer to statutory reserves	—	—	—	—	3,097	(3,097)	—	—	—
Noncontrolling interest of Mingshitang	—	—	—	—	—	—	—	224	224
Comprehensive income:
Net income	—	—	—	—	—	101,774	101,774	(235)	101,539	101,539
Foreign currency translation adjustment	—	—	—	23,250	—	—	23,250	—	23,250	23,250

Total comprehensive income										124,789

Balance at May 31, 2011	158,379,387	1,540	186,585	46,562	16,104	323,432	574,223	—	574,223
Issuance of ADS shares for the exercises of employee share options	—	2	788	—	—	—	790	—	790
The vesting of non-vested equity shares	—	13	(13)	—	—	—	—	—	—
Share-based compensation expense	—	—	24,125	—	—	—	24,125	—	24,125
Transfer to statutory reserves	—	—	—	—	69,149	(69,149)	—	—	—
Dividend declared (b)	—	—	(50,000)	—	—	—	(50,000)	—	(50,000)
Comprehensive income:
Net income	—	—	—	—	—	132,688	132,688	—	132,688	132,688
Foreign currency translation adjustment	—	—	—	8,576	—	—	8,576	—	8,576	8,576

Total comprehensive income										141,264

Balance at May 31, 2012	158,379,387	1,555	161,485	55,138	85,253	386,971	690,402	—	690,402

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME - continued

(In thousands, except share data)

(a)	In July 2009, the Company’s board of directors approved the repurchase of up to US$30,000 of ADSs during the period from August 5, 2009 through December 31, 2009, during which time 1,625,320 ADSs representing 1,625,320 common shares were repurchased for US$29,996. All repurchases were recorded at cost and all related shares were subsequently retired.
(b)	On April 17, 2012, the Company declared a special cash dividend in the amount of US$0.30 per ADS, or a total of approximately US$50,000 which will be paid on September 29, 2012 to shareholders of record at the close of business on August 31, 2012.

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2010	2011	2012
	US$	US$	US$
Cash flows from operating activities
Net income	77,562	101,539	132,688
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	12,190	16,407	26,219
Amortization of intangible assets	79	529	52
Amortization of land use rights	81	83	87
Loss on disposal of property and equipment	214	431	543
Impairment of goodwill	76	—	—
(Gain) Loss on deconsolidation/ disposal of subsidiaries	—	1,537	(408)
Share-based compensation expense	16,183	15,045	24,125
Allowance for doubtful accounts	27	55	52
Write off of the amount due from related parties	—	406	—
Deferred income taxes	(1,871)	(1,154)	(3,255)
Changes in operating assets and liabilities
Accounts receivables	(410)	314	(2,164)
Prepaid expenses and other current assets	(7,953)	(10,012)	(23,672)
Inventory	(1,982)	91	(1,753)
Long term deposit	(1,645)	(3,859)	(4,861)
Long term prepaid rent	(521)	(816)	633
Accounts payable	1,746	(2,068)	(740)
Accrued expenses and other current liabilities	13,857	19,749	28,395
Income taxes payable	2,023	929	2,854
Deferred revenue	32,322	76,627	71,794
Amounts due to a related party	(88)	(14)	164
Prepaid rent and deposit to a related party	—	—	(1,449)

Net cash provided by operating activities	141,890	215,819	249,304

Cash flows from investing activities
Restricted cash paid for establishing new school subsidiaries	(43)	(2,687)	(158)
Bank deposits maturing over three months	(78,108)	(7,092)	104,802
Investments in held-to-maturity investments	—	(139,903)	(656,622)
Settlement of held-to-maturity investments	—	—	481,477
Purchase of Tongwen	(549)	(188)	(193)
Purchase of Newave, net of cash acquired of US$72	—	(1,720)	—
Refund of purchase consideration for Newave net of cash disposed of US$448 (Note 3)	—	—	1,752
Purchase of property and equipment	(19,558)	(49,138)	(71,690)
Proceeds from disposal of property and equipment	333	1,714	3,210
Purchase of intangible assets	—	(415)	—
Long term investment in Dajie.com Ltd. (Note 13)	—	—	(2,000)
Prepayment for acquisition of China Management Software Institute (Note 12)	—	—	(3,279)
Payment for other assets	—	—	(1,000)
Proceeds received from disposal of Mingshitang (Note 4)	—	150	—
Proceeds received from disposal of Beijing Tomorrow Oriental Technology Co., Ltd. (Note 4)	—	1,127	—

Net cash used in investing activities	(97,925)	(198,152)	(143,701)

Cash flows from financing activities
Proceeds from issuance of common share upon exercise of share option	12,446	6,432	945
Cash paid for shares repurchased	(29,996)	—	—

Net cash provided by (used in) financing activities	(17,550)	6,432	945

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2010	2011	2012
	US$	US$	US$

Effects of exchange rate changes	(83)	12,057	4,453

Net change in cash and cash equivalents	26,332	36,156	111,001
Cash and cash equivalents at beginning of year	254,772	281,104	317,260

Cash and cash equivalents at end of year	281,104	317,260	428,261

Supplement disclosure of cash flow information
Income taxes paid	5,823	7,977	11,178

Non-cash investing and financing activities:
Payable for purchase of property and equipment	3,374	7,475	7,069
Payable for acquisition of Tongwen	183	193	—
Payable for acquisition of Newave	—	4,243	—
Dividend payable	—	—	50,000

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

New Oriental Education & Technology Group Inc. (the “Company”) was established in the British Virgin Islands on August 18, 2004. On January 25, 2006, the Company changed its corporate domicile to the Cayman Islands. The Company, its wholly owned subsidiaries and its variable interest entity, Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China”) and its schools and subsidiaries (collectively, the “VIE”), are collectively referred to as the “Group”.

The Group provides educational services in the People’s Republic of China (the “PRC”) primarily under the “New Oriental” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of English and other foreign language training, test preparation courses for admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education.

In September 2006, the Company and certain selling shareholders of the Company completed an initial public offering of 34,500,000 American depositary shares (“ADSs”) representing 34,500,000 of the Company’s common shares, on the New York Stock Exchange. In February 2007, the Company and certain selling shareholders of the Company completed an additional public offering of 2,393,596 ADSs representing 2,393,596 common shares. As of May 31, 2012, 158,379,387 ADSs representing 158,379,387 common shares were issued and outstanding. On August 18, 2011, the Company effected a change in the conversion ratio of ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. The effect of such change has been retroactively reflected in consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of May 31, 2012, details of the Company’s subsidiaries, variable interest entity and its schools and subsidiaries were as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Subsidiaries of the Company:

Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational information system and other consulting services

Beijing Judgment Education & Consulting Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and investing activities

Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development and distribution and other consulting services

Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development and distribution and other consulting services

Beijing Boost Caring Education & Consulting Company Limited (“Beijing Boost Caring”)	March 25, 2010	PRC	100%	Educational consulting and software development

Shanghai Smart Words Software Technology Company Limited (“Shanghai Smart Words”)	December 8, 2010	PRC	100%	Educational consulting and software development

Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development

Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	100%	Kindergarten

Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	November 9, 2007	PRC	100%	Kindergarten

Nanjing Yuhuatai District Kindergarten of Stars (“Nanjing Kindergarten”)	February 20, 2009	PRC	100%	Kindergarten

Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational Consulting

Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Variable interest entity of the Company:

Beijing New Oriental Education & Technology (Group) Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Schools and subsidiaries of New Oriental China:

Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language and post-secondary education
Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	N/A	Language education
Guangzhou Haizhu District Privately-Funded New Oriental Training School	September 8, 2000	PRC	N/A	Language education
Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language education
Tianjin New Oriental Training School	August 21, 2002	PRC	N/A	Language education
Xi’an Yanta District New Oriental Training School	November 26, 2002	PRC	N/A	Language education
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language education
Shenzhen New Oriental Training School (“Shenzhen School”)	October 15, 2003	PRC	N/A	Language education
Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	N/A	Language education
Chongqing New Oriental Training School	August 15, 2003	PRC	N/A	Language education
Chengdu New Oriental School	August 18, 2003	PRC	N/A	Language education
Xiangyang New Oriental Training School	October 26, 2004	PRC	N/A	Language education
Changsha Furong District New Oriental Training School	May 25, 2005	PRC	N/A	Language education
Jinan New Oriental School	May 31, 2005	PRC	N/A	Language education
Taiyuan New Oriental Training School	April 20, 2005	PRC	N/A	Language education
Ha’er Bin Nangang District New Oriental Training School	May 20, 2005	PRC	N/A	Language education
Changchun New Oriental Training School	July 26, 2005	PRC	N/A	Language education
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language education
Zhengzhou New Oriental Training School	July 19, 2005	PRC	N/A	Language education
Zhuzhou New Oriental Training School	April 30, 2006	PRC	N/A	Language education
Shijiazhuang New Oriental School	April 3, 2006	PRC	N/A	Language education
Suzhou New Oriental School	April 26, 2006	PRC	N/A	Language education
Anshan New Oriental Training School	June 13, 2006	PRC	N/A	Language education
Hefei New Oriental Foreign Language Training School	June 13, 2006	PRC	N/A	Language education
Kunming Xishan New Oriental School	June 13, 2006	PRC	N/A	Language education
Wuxi New Oriental Advanced Study School	August 14, 2006	PRC	N/A	Language education
Fuzhou Gulou District New Oriental Training School	September 1, 2006	PRC	N/A	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Schools and subsidiaries of New Oriental China:

Beijing New Oriental North Star Training School	September 26, 2006	PRC	N/A	Language education

Nanchang Donghu District New Oriental Language School	March 16, 2007	PRC	N/A	Language education

Yichang Wujiagang District Yichang New Oriental School	January 1, 2006	PRC	N/A	Language education

Jingzhou New Oriental School	April 10, 2007	PRC	N/A	Language education

Dalian New Oriental Training School	June 12, 2007	PRC	N/A	Language education

Huangshi New Oriental Training School	March 17, 2008	PRC	N/A	Language education

Ningbo New Oriental School	April 16, 2008	PRC	N/A	Language education

Lanzhou Chenguan District New Oriental School	March 19, 2008	PRC	N/A	Language education

Xiamen Siming District New Oriental Education Training School	July 8, 2008	PRC	N/A	Language education

Qingdao New Oriental Language Training School	August 5, 2008	PRC	N/A	Language education

Nanning New Oriental Education Training School	September 18, 2008	PRC	N/A	Language education

Xuzhou New Oriental Advanced Study School	March 31, 2009	PRC	N/A	Language education

Xiangtan Yuhu District New Oriental School	July 15, 2010	PRC	N/A	Language education

Zhenjiang New Oriental School	July 19, 2010	PRC	N/A	Language education

Luoyang New Oriental School	November 25, 2010	PRC	N/A	Language education

Nantong Chongchuan District New Oriental School	December 28, 2010	PRC	N/A	Language education

Jilin Chuanying District New Oriental School	March 17, 2011	PRC	N/A	Language education

Guiyang Yunyan District New Oriental School	March 21, 2011	PRC	N/A	Language education

Inner Mongolia Hohhot New Oriental School	April 2, 2011	PRC	N/A	Language education

Foshan New Oriental School	September 1, 2011	PRC	N/A	Language education

Tangshan Lubei District New Oriental School	May 25, 2011	PRC	N/A	Language education

Urumqi New Oriental School	May 22, 2011	PRC	N/A	Language education

Changchun Tongwen Gaokao Training School (“Tongwen Gaokao”)	October 27, 2008	PRC	N/A	College admission examination training

Changchun Tongwen Senior High School (“Tongwen High School”)	October 27, 2008	PRC	N/A	Primary secondary school education

Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	N/A	Primary secondary school education

Beijing Changping New Oriental Foreign Language School (“Changping school”)	July 19, 2010	PRC	N/A	Primary secondary school education

Beijing New Oriental Dogwood Cultural Communications Co., Ltd.	May 16, 2003	PRC	N/A	Sales of educational materials and products

Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd.	March 2, 2004	PRC	N/A	Sales of educational materials and products

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Schools and subsidiaries of New Oriental China:

Chengdu New Oriental Dogwood Bookstore Products Co., Ltd.	January 18, 2004	PRC	N/A	Sales of educational materials and products

Chongqing New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	February 25, 2004	PRC	N/A	Sales of educational materials and products

Shenyang new Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 18, 2003	PRC	N/A	Sales of educational materials and products

Guangzhou Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 11, 2003	PRC	N/A	Sales of educational materials and products

Wuhan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	December 16, 2003	PRC	N/A	Sales of educational materials and products

Xi’an New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	June 3, 2003	PRC	N/A	Sales of educational materials and products

Shanghai Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 28, 2003	PRC	N/A	Sales of educational materials and products

Nanjing New Oriental Dogwood Bookstore Products Co., Ltd.	April 21, 2003	PRC	N/A	Sales of educational materials and products

Tianjin Dogwood Bookstore & Audio-Visual Products Co., Ltd.	December 15, 2003	PRC	N/A	Sales of educational materials and products

Changchun New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	October 8, 2005	PRC	N/A	Sales of educational materials and products

Changsha New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	April 3, 2006	PRC	N/A	Sales of educational materials and products

Ha’er Bin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	March 13, 2006	PRC	N/A	Sales of educational materials and products

Taiyuan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	July 12, 2006	PRC	N/A	Sales of educational materials and products

Zhengzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	August 9, 2006	PRC	N/A	Sales of educational materials and products

Hefei Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 22, 2006	PRC	N/A	Sales of educational materials and products

Fuzhou Gulou District Dogwood Bookstore & Audio-Visual Products Co., Ltd	August 26, 2009	PRC	N/A	Sales of educational materials and products

Hangzhou Dogwood Bookstore Products Co., Ltd	July 25, 2007	PRC	N/A	Sales of educational materials and products

Nanchang Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 14, 2007	PRC	N/A	Sales of educational materials and products

Kunming Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 21, 2007	PRC	N/A	Sales of educational materials and products

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Schools and subsidiaries of New Oriental China:

Dalian New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	March 25, 2008	PRC	N/A	Sales of educational materials and products

Jinan Dogwood Bookstore & Audio-Visual Products Co., Ltd	April 21, 2008	PRC	N/A	Sales of educational materials and products

Lanzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	October 28, 2008	PRC	N/A	Sales of educational materials and products

Shijiazhuang New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2009	PRC	N/A	Sales of educational materials and products

Ningbo Haishu New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	May 31, 2010	PRC	N/A	Sales of educational materials and products

Suzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	June 1, 2010	PRC	N/A	Sales of educational materials and products

Qingdao New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2010	PRC	N/A	Sales of educational materials and products

Xuzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 29, 2010	PRC	N/A	Sales of educational materials and products

Urumqi Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 13, 2011	PRC	N/A	Sales of educational materials and products

Luoyang Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 16, 2011	PRC	N/A	Sales of educational materials and products

Xiamen New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	December 8, 2011	PRC	N/A	Sales of educational materials and products

Hohhot Dogwood Bookstore & Audio-Visual Products Co., Ltd	February 7, 2012	PRC	N/A	Sales of educational materials and products

Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Consulting

Shanghai Vision Overseas Service Co., Ltd.	March 24, 2011	PRC	N/A	Consulting

Shandong New Oriental Vision Overseas Consultancy Co., Ltd	September 8, 2011	PRC	N/A	Consulting

Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”)	January 20, 2004	PRC	N/A	Advertising

Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	On-line education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with its VIE. New Oriental China’s schools hold the requisite licenses and permits necessary to conduct the Company’s education business and operate the Company’s schools and learning centers. The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into contractual arrangements with New Oriental China, New Oriental China’s schools and subsidiaries and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. These agreements are summarized in the following paragraphs.

Service agreements. There are four types of service agreements: (i) trademark license agreements, (ii) new enrollment system development service agreements, (iii) other operating service agreements, and (iv) sale of educational software agreements.

(i) Trademark license agreements. Pursuant to the trademark license agreement dated May 13, 2006 between the Company as the licensor and New Oriental China as the licensee, the Company has licensed the trademarks to New Oriental China for its use in China. The Company has also allowed New Oriental China to enter into sub-license agreements with its schools and subsidiaries pursuant to which each of the schools and subsidiaries may use the trademarks in China by paying license fees. This license is valid from May 14, 2006 to December 31, 2050, subject to the renewal every ten years upon the expiration of the trademark registration. Pursuant to the second trademark license agreement dated December 20, 2010 entered into between Shanghai Smart Words as the licensor and a subsidiary of New Oriental China as the licensee, Shanghai Smart Words has granted a license to a subsidiary of New Oriental China to use certain trademarks for a license fee equal to 5% of the licensee’s monthly revenues. The term of this license is two years and is automatically renewed unless otherwise terminated by Shanghai Smart Words.

(ii) New enrollment system development service agreements. Beijing Decision has entered into new enrollment system service agreements with the schools of New Oriental China, under which Beijing Decision agreed to provide new enrollment system development and regular maintenance services to those schools of New Oriental China for a fee equal to the applicable fee rate multiplied by the number of new student enrollments. These agreements can be renewed by both parties to the agreements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(iii) Other operating service agreements. Pursuant to operating service agreements between certain WFOEs and the schools or the subsidiaries of New Oriental China, the WFOEs have agreed to provide certain operating services to the schools or the subsidiaries of New Oriental China for fees that are calculated based on a percentage, ranging from 2.0% to 6.0%, of respective revenues of each of the schools and subsidiaries. A majority of these agreements provide unlimited two-year or five-year automatic renewal without consent of the WFOEs. The remaining agreements can be renewed by both parties to the agreements.

(iv) Sale of educational software agreements. Four WFOEs, namely Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood and Shanghai Smart Words, entered into agreements whereby the WFOEs sell various self-developed educational software to the schools or subsidiaries of New Oriental China. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms, schools and subsidiaries of New Oriental China cannot terminate the agreements without the consent of the WFOEs in China.

Equity pledge agreement. Pursuant to the equity pledge agreements dated May 25, 2006 among New Oriental China, all of the shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder of New Oriental China agreed to pledge his or its equity interest in New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of the VIE’s obligations under the existing service agreements and any such agreements to be entered into in the future. The shareholders of New Oriental China agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in New Oriental China without the prior written consent of Beijing Decision and Beijing Hewstone.

In January 2012, ten former shareholders of New Oriental China completed the transfer, for no consideration, of all of their equity interests in New Oriental China to Century Friendship, a PRC domestic enterprise controlled by the Company’s founder, chairman and chief executive officer, Mr. Michael Minhong Yu (“Mr. Yu”). Prior to the transfer, Century Friendship had held 53% of the equity interests in the New Oriental China while the ten former shareholders of New Oriental China held the remaining equity interests. In connection to the transfer, five new equity pledge agreements dated April 23, 2012 were entered into among New Oriental China, Century Friendship and five WFOEs, whereby Century Friendship has agreed to pledge all of its equity interests in New Oriental China to the WFOEs to secure the VIE’s performance of their obligations under the trademark license agreements, new enrollment system development service agreements, other operating service agreements and sale of educational software agreements. Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of the WFOEs. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 agreements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Exclusive option agreements. Pursuant to the exclusive option agreements entered into on various dates, as amended on May 25, 2006, among the Company, New Oriental China and its shareholders, the shareholders of New Oriental China are obligated to sell to the Company, and the Company have an exclusive, irrevocable and unconditional right to purchase, or cause the shareholders of New Oriental China to sell to the Company’s designated party, in the Company’s sole discretion, part or all of the shareholders’ equity interests in New Oriental China when and to the extent that applicable PRC law permits the Company to own part or all of such equity interests in New Oriental China. In addition, pursuant to the exclusive option agreements, we have an exclusive, irrevocable and unconditional right to request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China held by such shareholder to another PRC person or entity designated by us at any time in our discretion. The price to be paid by the Company or a PRC person or entity designated by the WFOEs will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs. As a result of the ten former shareholders of New Oriental China transferring all of their equity interests in New Oriental China to Century Friendship in January 2012, Century Friendship executed a new option agreement with Shanghai Smart Words and New Oriental China on April 23, 2012. The terms of this new option agreement are substantially the same as the 2006 agreements.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with New Oriental China and its schools and subsidiaries and its current sole shareholder are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries, New Oriental China and its schools and subsidiaries;

•	discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries, New Oriental China and its schools and subsidiaries;

•	limit the Group’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries, New Oriental China and its schools and subsidiaries may not be able to comply;

•	require the Company or the Company’s PRC subsidiaries, New Oriental China and its schools and subsidiaries to restructure the relevant ownership structure or operations; or

•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate New Oriental China and its schools and subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over New Oriental China and its schools and subsidiaries and its shareholder, and it may lose the ability to receive economic benefits from New Oriental China and its schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the WFOEs or the VIE.

In addition, the current sole shareholder of the New Oriental China is also a beneficial owner of the Company and therefore has no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of the New Oriental China may act contrary to the contractual arrangements, the Company, through our five WFOEs, Beijing Hewstone, Beijing Decision, Beijing Pioneer, Beijing Smart Wood and Shanghai Smart Words, entered into five revocable powers of attorney with Century Friendship on April 23, 2002. Through these powers of attorney, Century Friendship entrusted the five WFOEs as its proxy to exercise its rights as the shareholder of New Oriental China with respect to an aggregate of 100% of the equity interests in New Oriental China. The term of the powers of attorney is unspecified.

The following financial statement balances and amounts of the VIE were included in the accompanying consolidated financial statements:

	As of May 31,
	2011	2012
	US$	US$

Total current assets	358,294	466,827
Total non-current assets	178,967	215,306

Total assets	537,261	682,133

Total current liabilities	276,918	373,581
Total non-current liabilities	1,081	112

Total liabilities	277,999	373,693

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

	Year ended May 31,
	2010	2011	2012
	US$	US$	US$

Net revenues	382,189	542,043	750,384
Net income	105,511	131,249	158,796
Net cash provided by operating activities	86,467	156,088	238,037
Net cash used in investing activities	(69,794)	(152,840)	(150,401)
Net cash provided by financing activities	—	—	—

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its WFOEs and its VIE. The Company and its WFOEs have entered into contractual arrangements with the VIE and its shareholder, which enables the Company to (1) have power to direct activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation allowance for deferred tax assets, allowance for accounts receivable and other current assets, economic lives and impairment of property and equipment, impairment of trademark and goodwill, and fair value of share-based awards. Actual results could differ from those estimates.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For contingent consideration related to acquisitions made prior to June 1, 2009, contingent consideration was not recorded until the contingency was resolved.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

Short-term investments

Short term investments consist of held-to-maturity investment with the maturity of less than one year. All of the Group’s held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

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

Restricted cash

Restricted cash represents Renminbi (“RMB”) deposits in bank accounts as deposits for establishing new schools and subsidiaries.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts

Accounts receivable represent amounts due from corporate customers of the Group’s various schools and subsidiaries. The Group provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Group’s estimates are based on historical collection experience and a review of the current status of accounts receivable and advances to suppliers. Accounts receivable and advances to suppliers are presented net of an allowance for doubtful accounts.

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2011	2012
	US$	US$

Beginning balance	69	60
Charge during the year	47	52
Written-off	(56)	(64)

Ending balance	60	48

Inventory

Inventory is stated at the lower of cost or market value.

Land use rights

Land use rights are recorded at cost and amortized on a straight-line basis over the 50 year term of the land certificate.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight line basis over the following estimated economic lives:

Buildings	20-50 years
Transportation equipment	10 years
Furniture and education equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of the lease term or estimated economic life

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record impairment losses on long-lived assets during the years ended May 31, 2010, 2011 and 2012.

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

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of goodwill and indefinite-lived intangible assets - continued

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Group performs the annual impairment tests on May 31 of each year. The Group recognized an impairment loss of US$76, nil and nil on goodwill and other intangible assets not subject to amortization during the years ended May 31, 2010, 2011 and 2012, respectively.

Acquired intangible assets with definite lives

Acquired intangible assets with definite lives consist of trademark, license and coursewares, and are carried at cost, less accumulated amortization and impairment. Amortization of acquired intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected economic lives of the acquired assets. The weighted average amortization periods by major intangible assets class are as follows:

Trademark	10 years
License	20 years
Courseware	1 year

Long-term investments

Long-term investments consist of investments in the stock of investees for which the Group does not have the ability to exercise significant influence over operating and financial policies of an investee. These investments are carried at cost and are adjusted for other-than-temporary declines in fair value of the investment and distributions of earnings. The Group periodically reviews its long-term investments for other-than-temporary impairment. The Group considers available quantitative and qualitative factors, such as reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs, in evaluating the potential impairment of its long-term investments. The Group did not record impairment losses on its long-term investments during the years ended May 31, 2010, 2011 and 2012.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is reported net of business taxes, scholarships, and refunds. Business tax amounted to US$14,619, US$18,966 and US$26,692 for the years ended May 31, 2010, 2011 and 2012, respectively. The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training service. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years 2010, 2011 and 2012. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

The Group sells educational books or other educational materials either through its book stores or websites or through third party distributors. Revenue from sales made through the Group’s book stores is recognized upon sales to customers. Revenue through distributors is recognized once the products are sold to the end customers.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated economic life.

Advertising costs

The Group expenses advertising costs as they are incurred. Total advertising expenses were US$17,942, US$21,376 and US$28,960 for the years ended May 31, 2010, 2011 and 2012, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to compliance with any past or future conditions, there are no performance conditions or conditions of use, and are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$251, US$1,028 and US$971 for the years ended May 31, 2010, 2011 and 2012, respectively.

Foreign currency translation

The Company’s functional and reporting currency is the United States dollars (“U.S. dollars”). The financial records of the Company’s subsidiaries, New Oriental China and its schools and subsidiaries located in the PRC are maintained in its local currency, RMB which is the functional currency of these entities. The financial records of the Company’s subsidiaries located in Hong Kong are maintained in U.S. dollars, which is the functional currency of these entities. The functional currency of the Company’s subsidiaries in Hong Kong is the U.S. dollars.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$383,572 and US$400,183 at May 31, 2011 and 2012, respectively.

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

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were measured at fair value on a non-recurring basis as of May 31, 2011 and 2012.

The Group had the following financial assets and liabilities or nonfinancial assets and liabilities that were measured at fair value on a recurring basis as of May 31, 2011:

	May 31, 2011
	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$

Liabilities:
Contingent consideration for acquisition of Newave	—	—	4,243	4,243

Total	—	—	4,243	4,243

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were measured at fair value on a recurring basis as of May 31, 2012.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, short term investments and accounts receivable. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivable and amount due from/to related parties approximate their fair values due to the short-term maturities of these instruments.

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

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

The Group accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Deferred tax assets are reduced by a valuation allowance when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Group believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Group recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of changes in equity and comprehensive income.

Share-based compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis over the requisite service period, with a corresponding addition to paid-in capital. The Group uses the binomial option pricing model to measure the fair value of options granted and the quoted market price of the Company’s equity shares to measure the fair value of NES granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise of an option over the life of the option, as affected by the reality of changing stock prices and non-constant risk free rates, would better reflect the measurement objective of relevant accounting literature.

The amount of compensation expense recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. The estimate of forfeitures is based on historical turnover rate and will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of share-based compensation expense to be recognized in future periods.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2012, substantially all of the Group’s cash and cash equivalents, and term deposits were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2010, 2011 and 2012.

Recently adopted accounting pronouncements

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805-Business Combinations that enters into business combinations that are material on an individual or aggregate basis. The Group applied the disclosure requirements of this pronouncement for business combinations consummated in periods beginning June 1, 2011, which did not have significant impact on its consolidated financial condition or results from operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicate that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

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

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

The guidance is to be applied prospective and effective for interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. The amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The Group does not expect the adoption of these pronouncements to have a significant impact on its consolidated financial condition or results from operations.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

In December 2011, the FASB issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

3.	BUSINESS ACQUISITION AND DECONSOLIDATION OF NEWAVE

On September 1, 2010, the Group acquired a 100% equity interest in Shanghai Huangpu District Newave Education Training Center, a Shanghai based private school that specialized in tutoring English for K-12 students. The acquisition further extended the Group’s market position in Shanghai. The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as at the date of acquisition as follows:

	US$	Amortization period

Cash	72
Other current assets	448
Property and equipment	525
Intangible assets
Trademark	1,430	Indefinite
Courseware	9	1 year
Student base	2,897	5 years
License	7	3 years
Goodwill	5,537
Deferred revenue	(2,595)
Other current liabilities	(1,209)
Deferred tax liabilities	(1,086)

Total	6,035

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

3.	BUSINESS ACQUISITION AND DECONSOLIDATION OF NEWAVE - continued

Of the total consideration of US$6,035, US$4,243 was contingent consideration that was subject to adjustment based on Newave achieving certain performance targets during the period from September 1, 2010 to August 31, 2011. The contingent consideration was recognized as a liability and measured at its fair value at the acquisition date. When settled, the contingent consideration amount can range between nil to US$11,577. There was no change in the fair value of the contingent consideration from the acquisition date and as of May 31, 2011.

For the year ended May 31, 2011, Newave contributed US$4,757 to consolidated net revenues and had a net loss of US$15. The unaudited pro forma information of the acquisition as if the acquisition had occurred on June 1, 2011 and 2010 is not presented because the Group believes it is impracticable to do so.

Due to breach of contract by the seller of Newave, the Group lost its control over Newave and submitted an arbitration petition to the China International Economic and Trade Arbitration Commission (“CTETA”) seeking for full refund of the purchase consideration paid in August 2011. As a result, the Group deconsolidated Newave in August 2011. In December 2011, a conciliatory agreement was reached between the Group and the seller under the mediation of CTETA that the seller shall return to the Group the full investment of US$2,200 which was collected before May 31, 2012. A gain on deconsolidation of Newave of US$408 was recognized as the carrying amount of Newave at the time of deconsolidation was less than the original investment cost.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

4.	DISPOSAL OF SUBSIDIARIES - continued

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

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with interest rates ranging from 3.35% to 8.5%. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are equal to or less than one year. The repayment of most of the financial products is guaranteed by the Chinese banks from which the fixed income financial products were purchased. Historically, the Group has received the principal and accrued interest in full upon maturity of these investments.

All of the Group’s held-to-maturity investments are stated at amortized costs. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. Therefore, there is no unrecognized holding gain or loss. The Group reviews its held-to-maturity investments for other-than-temporary impairment based on specific identification. No other-than-temporary impairment was recognized for the year ended May 31, 2012.

Short-term investments consisted of the following:

	As of May 31,
	2011	2012
	US$	US$

Held-to-maturity investments	143,704	321,182

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

6.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2011	2012
	US$	US$

Course materials in schools	6,218	6,620
Publications in bookstores	11,793	13,454

	18,011	20,074

A valuation allowance was not considered necessary because inventory was marked down to the lower of cost or market value, in the amount of US$526 and US$449, for the years ended May 31, 2011 and 2012, respectively.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2011	2012
	US$	US$

Prepaid rent	11,659	23,646
Advances to suppliers	6,952	12,157
Interest receivable	5,980	5,321
Receivable from the settlement bank for the proceeds of exercise of options	155	3,852
Prepaid advertising fees	1,314	3,318
Staff advances (a)	2,888	3,082
Rental deposit	1,408	1,184
Value added taxes recoverable	1,076	1,139
Prepaid property taxes and other taxes	194	686
Receivable from disposal of Mingshitang	310	314
Refundable deposit for school construction	154	179
Others (b)	1,158	5,668

	33,248	60,546

(a)	Staff advances are provided to staff for traveling and related use which are expensed as incurred.
(b)	Others primarily included insurance fees, recruiting fees, maintenance fees, and other miscellaneous prepayments.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

8.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of May 31,
	2011	2012
	US$	US$

Costs:
Intangible assets with indefinite lives:
Trademark	1,756	257
Intangible assets with finite lives:
Trademark	310	315
Courseware	57	49
Student base	3,045	—
License	422	415

	5,590	1,036

Accumulated amortization:
Trademark	(85)	(118)
Courseware	(55)	(49)
Student base	(457)	—
License	(17)	(36)

	(614)	(203)

Net carrying amount:
Intangible assets with indefinite lives:
Trademark	1,756	257
Intangible assets with finite lives:
Trademark	225	197
Courseware	2	—
Student base	2,588	—
License	405	379

	4,976	833

In connection to the deconsolidation of Newave during the year ended May 31, 2012, an indefinite life trademark, courseware, student base and license intangible assets with net balances of US$1,527, US$2, US$2,630 and US$5, respectively, were deconsolidated.

Amortization expenses for the intangible assets for the years ended May 31, 2010, 2011 and 2012 were US$79, US$529 and US$52, respectively. As of May 31, 2012, the Group expects to record amortization expenses related to intangible assets US$52 for each of the next five years and US$316 thereafter.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

9.	GOODWILL

	As of May 31,
	2011	2012
	US$	US$

Costs:
Beginning balance	2,894	7,588
Payment of contingent consideration associated with acquisition of Tongwen	193	—
Acquisition of Newave	5,537	—
Disposal of Mingshitang	(1,378)	—
Deconsolidation of Newave	—	(5,820)
Exchange of difference	342	30

Ending balance	7,588	1,798

Accumulated goodwill impairment loss:
Beginning balance	76	—
Disposal of Mingshitang	(76)	—

Ending balance	—	—

Goodwill, net	7,588	1,798

Goodwill is associated with entities included in the language training and test preparation courses segment.

10.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of May 31,
	2011	2012
	US$	US$

Buildings	104,994	118,830
Transportation equipment	6,177	7,051
Furniture and education equipment	38,794	50,106
Computer equipment and software	15,210	20,525
Leasehold improvements	56,961	90,739

	222,136	287,251
Less: accumulated depreciation and amortization	(64,523)	(88,255)
Construction in-process	2,808	5,346

	160,421	204,342

Depreciation and amortization expense for the years ended May 31, 2010, 2011 and 2012 was US$12,190, US$16,407 and US$26,219, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

11.	LAND USE RIGHTS

Land use rights consisted of the following:

	As of May 31,
	2011	2012
	US$	US$

Land use rights	3,980	3,980
Less: accumulated amortization	(660)	(747)
Exchange differences	182	243

Land use rights, net	3,502	3,476

Amortization expense for land use rights for the years ended May 31, 2010, 2011 and 2012 was US$81, US$83 and US$87, respectively. The Group expects to recognize US$87 in amortization expense for each of the next five years and US$3,041 thereafter.

12.	PREPAYMENT FOR AN ACQUISITION

In April 2012, we signed an agreement with a third party to acquire a 100% equity interest in China Management Software Institute, a software teaching school, for US$18,000. A deposit of US$3,279 has been paid as of May 31, 2012. The consummation of the acquisition was subject to the regulatory approval of the transfer of the teaching permit and business license, which was received in September 2012, at which time the acquisition was closed.

13.	LONG TERM INVESTMENT

Long term investments consisted of the following:

	As of May 31,
	2011	2012
	US$	US$

Talent Boom Group Ltd. (“Talent Boom”)	2	2
Dajie.com Ltd. (“Dajie.com”)	—	2,000

	2	2,002

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

13.	LONG TERM INVESTMENT - continued

In December 2006, the Group acquired 20% interest in Talent Boom. The Group has no representation on Talent Boom’s board of directors or its management and does not have the ability to exercise significant influence over the operating and financial policies of Talent Boom. Accordingly, the investment in Talent Boom was accounted for as a cost-method investment.

In September 2011, the Group signed a share subscription agreement to invest US$2,000 for 5% equity ownership interest in Dajie.com. The fair value of Dajie.com’s equity ownership interest is not readily determinable and the Group does not have the ability to exercise significant influence over the operating and financial policies of Dajie.com. Accordingly, the investment in Dajie.com has been accounted for as a cost-method investment.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2011	2012
	US$	US$

Accrued payroll	36,143	51,537
Refundable incidental expenses received from students	5,865	8,338
Payable for purchase of property and equipment	7,475	7,069
Business taxes payable	5,221	5,639
Individual taxes withholding	2,299	5,060
Amounts reimbursable to employees (a)	3,030	3,747
Rent payable	2,531	3,279
Accrued advertising fees	1,861	2,314
Refundable deposit (b)	1,203	2,157
Welfare payable	1,892	1,952
Royalty fees payable (c)	464	1,771
Accrued professional service fees	628	1,140
Other taxes payable	353	897
Value added taxes payable	623	796
Contingent consideration associated with acquisition of Tongwen	193	—
Contingent consideration associated with acquisition of Newave	4,243	—
Others (d)	2,978	4,077

Total	77,002	99,773

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

(a)	Amounts reimbursable to employees included traveling and the related expenses incurred by employees on behalf of the Group.
(b)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation.
(c)	Royalty fees payable related to payments to content providers for on-line learning programs.
(d)	Others primarily included transportation expenses, utility fees, property management fees, and other miscellaneous expenses payable.

15.	SHARE-BASED COMPENSATION

The following tables summarize information regarding share options and non-vested equity shares (“NES”):

Share options	Shares granted	Grant-date fair value	Exercise price
		US$	US$
Grant date:
February 28, 2006	7,099,500	1.00	2.02
July 21, 2006	1,620,000	1.15	2.38
September 7, 2006	100,000	2.38	3.75
March 5, 2007	3,946,500	4.09	8.75
January 17, 2012	3,060,000	10.33	22.00

Total	15,826,000

NES	Shares granted	Grant-date fair value and intrinsic value
		US$
Grant date:
January 24, 2008	2,720,000	12.75
March 11, 2008	152,000	14.00
July 1, 2008	278,500	13.75
Oct 28, 2008	3,200	12.65
May 15, 2009	205,548	12.75
June 15, 2009	316,200	15.13
May 26, 2010	556,848	21.75
June 10, 2011	811,020	25.11

Total	5,043,316

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

In February 2007, October 2007, October 2008, March 2009 and January 2011, the Company transferred 4,000,000, 2,000,000, 3,000,000, 4,000,000 and 3,000,000 common shares, respectively, to its depositary bank, to be issued to employees and non-employees upon the exercise of their vested share options or upon the vesting of non-vested equity shares (“NES”). As of May 31, 2012, 9,453,095 common shares out of these 16,000,000 common shares had been issued to employees and non-employees upon the exercise of their share options and 3,659,524 NES had been issued to employees upon the vesting of their shares. 2,887,381 common shares remain for future issuance.

2006 Share Incentive Plan

On January 20, 2006, the Company adopted 2006 Share Incentive Plan, under which the Company may grant share options to purchase up to 8,000,000 common shares of the Group, to its employees, directors and consultants. The number of common shares available for grant under the 2006 Share Incentive Plan may be increased annually by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the Group’s management. In the event the aggregate number of shares that may be issued in any given year under all share compensation plans has reached the maximum number of shares allowed in that year, the Company may grant additional awards up to 2,000,000 shares, or extra shares. The number of shares granted in excess of the annual maximum in any given year will result in the reduction of the maximum shares available for grant in the next year.

The exercise price of share options is at least 100% of the fair value of the common shares on the date of the grant. The term of a share option is up to ten years from the date of grant. The share options generally vest over three years at six-month vesting increments per year.

The Company recorded share-based compensation of US$16,183, US$15,045 and US$24,125 during the years ended May 31, 2010, 2011 and 2012, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

Share options

A summary of share options activity under 2006 Share Incentive Plan as of May 31, 2011 and 2012 was as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual life	Aggregated intrinsic value
		US$	years	US$

Options outstanding at June 1, 2009	6,279,816	5.01
Exercised	(2,761,980)	4.50
Forfeited	(24,844)	7.71

Options outstanding at May 31, 2011	3,492,992	5.40	6.22	61,200

Exercised	(1,235,700)	5.33
Forfeited	(1,800)	2.02

Options outstanding at May 31, 2011	2,255,492	5.44	5.20	53,046

Granted	3,060,000	22.00
Exercised	(179,195)	4.41
Forfeited	—	—

Options outstanding at May 31, 2012	5,136,297	15.34	7.43	57,371

Options vested and expect to vest at May 31, 2012	4,965,855	15.11	7.36	56,603

Options exercisable at May 31, 2012	2,076,297	5.53	4.20	43,571

The total intrinsic value of share options exercised during the years ended May 31, 2010, 2011 and 2012 were US$40,084, US$25,114 and US$4,121, respectively. The weighted average grant date fair value of share options granted during the years ended May 31, 2010, 2011 and 2012 was nil, nil and US$10.33, respectively. As of May 31, 2012, total unrecognized compensation expense relating to unvested share options of US$26,497 is expected to be recognized over a weighted average period of 2.63 years.

The fair value of share options granted on January 17, 2012 was estimated on the date of grant using the binomial option pricing model with the following assumptions:

Risk-free interest rate of return	1.83%
Volatility	56%
Dividend yield	0%
Fair value of the underlying ordinary shares	US$22.36
Exercise price	US$22.00
Exercisable date	1/6 of options vests semi-annually through December 31, 2014
Expiry date	January 17, 2017
Life of option (years)	5
Exercise multiple	2.8
Turnover rate	5.57%
Number of nodes	200

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

Share options - continued

(a)	Volatility

The volatility of the underlying ordinary shares during the life of the share options was estimated based on the Company’s historical stock price volatility over a period commensurate to the expected term of the share options.

(b)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of US$ denominated China international government bonds with a maturity period commensurate with the contractual life of the share options.

(c)	Dividend yield

The dividend yield was estimated based on the Company’s expected dividend distributions during a period commensurate with the contractual life of the share options.

(d)	Exercise price

The exercise price of the share options was determined by the Company’s board of directors, which is generally quoted market price of the Company’s ordinary shares on the date of grant.

(e)	Fair value of underlying ordinary shares

The fair value of the ordinary shares underlying the share options is the quoted market price of the Company’s ordinary shares on the date of grant.

(f)	Life of option

The life of the share option is based on the stated contractual life of the share options.

(g)	Number of nodes

This number divides the life to expiration into a number of equal time slots. It determines the number of level in the binomial tree.

(h)	Exercise multiple

A ratio of the stock price to the contractual strike price at which point it is assumed that the share option will be exercised prior to expiration

(i)	Forfeiture rate

The Company’s estimate based on historical employee turnover.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

NES

In June 2009, the Company granted 316,200 NES to employees which vested between November 2009 to August 30, 2010.

In May 2010, the Company granted 556,848 NES to employees which will vest between June 2010 to June 2015.

In June 2011, the Company granted 811,020 NES to employees which will vest between November 2011 to May 2014.

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$

NES outstanding at June 1, 2009	1,840,248	12.90
Granted	873,048	19.35
Vested	(647,364)	13.13
Forfeited	(13,124)	12.75

NES outstanding at May 31, 2010	2,052,808	15.57
Vested	(914,080)	13.61
Forfeited	(35,360)	19.93

NES outstanding at May 31, 2011	1,103,368	17.05
Granted	811,020	25.11
Vested	(1,353,548)	20.35
Forfeited	(39,840)	24.25

NES outstanding at May 31, 2012	521,000	20.47

NES vested and expect to vest at May 31, 2012	491,125	20.41

The total fair value of shares vested during the year ended May 31, 2012 was US$27,547. The weighted average grant date fair value of NES granted during the years ended May 31, 2010, 2011 and 2012 was US$19.35, $nil and US$25.11, respectively. As of May 31, 2012, total unrecognized compensation expense for NES of US$8,446 is expected to be recognized over a weighted average period of 0.99 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

16.	INCOME TAXES

Significant components of provision for income taxes for the years ended May 31, 2010, 2011 and 2012 were as follows:

	Years ended May 31,
	2010	2011	2012
	US$	US$	US$

Current:
PRC	7,845	9,390	14,027

Deferred:
PRC	(1,871)	(1,154)	(3,255)

Total provision for income taxes	5,974	8,236	10,772

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries Smart Shine, Winner Park and Elite Concept are located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. These subsidiaries recorded income tax expense of US$208, US$300 and US$11 during the years ended May 31, 2010, 2011 and 2012, respectively.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises. Since January 1, 2008, the Company’s PRC subsidiaries, New Oriental China and its schools and subsidiaries are subject to the 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

Enterprises that qualify as a high and new technology enterprise (“HNTE”) after January 1, 2008 are subject to a tax rate of 15% as long as they continue to qualify as HNTE. Beijing Decision, Beijing Hewstone and Xuncheng enjoyed a “3-year half rate” since January 1, 2008, and qualified as HNTE in Beijing for three years commencing from January 1, 2008. As a result, they were subject to a 7.5% tax rate from January 1, 2008 through December 31, 2010 and 15% thereafter.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

16.	INCOME TAXES - continued

Enterprises that qualify as the “newly established software enterprise” (“NESE”) are exempt from EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Pioneer and Shanghai Smart Words qualified as NESE and were exempt from income taxes from January 2010 through December 31, 2011, and from January 2011 through December 31, 2012, respectively, and a tax rate of 12.5% through December 31, 2014, and through December 31, 2015, respectively. Beijing Smart Wood satisfies the criteria to be considered a NESE but this status is subject to the approval respective tax authorities scheduled for the end of calendar year ending December 31, 2012; upon approval, Beijing Smart Wood would be exempt from income taxes from January 1, 2012 through December 31, 2013 followed by a 12.5% tax rate through December 31, 2016.

Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2012. If Beijing Haidian School is required to pay EIT in future, this could have material impact to the financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2011	2012
	US$	US$

Current deferred tax assets
Allowance doubtful accounts	52	49
Accrued expenses	5,451	7,847

Total current deferred tax assets	5,503	7,896
Less: valuation allowance	(166)	(580)

Current deferred tax assets, net	5,337	7,316

Non-current deferred tax assets
Net operating loss carry-forwards	2,718	6,581
Pre-operating expenses	3	1

Total non-current deferred tax assets	2,721	6,582
Less: valuation allowance	(1,724)	(5,344)

Non-current deferred tax assets, net	997	1,238

Non-current deferred tax liabilities
Acquired intangible assets	(1,147)	(112)

Total non-current deferred tax liabilities	(1,147)	(112)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

16.	INCOME TAXES - continued

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ earnings within the Group.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe will ultimately be realized, was US$5,344 as of May 31, 2012, or an increase of US$3,620 from US$1,724 as of May 31, 2011.

As of the year ended May 31, 2012, the Group had net operating loss carried forward of US$27,583 from New Oriental China and its schools and subsidiaries, which will expire on various dates from May 31, 2013 to May 31, 2017.

A reconciliation of the effective tax rates from the 25% statutory tax rates was as follows for the years ended May 31, 2010, 2011 and 2012:

	Years ended May 31,
	2010	2011	2012
	%	%	%

Statutory tax rate	25.00	25.00	25.00
Effect of expenses not deductible for tax purposes	4.96	5.99	3.58
Effect of differential tax rate other than tax holiday	(0.56)	(0.83)	0.11
Effect of tax holiday	(23.43)	(22.63)	(23.99)
Changes in valuation allowance	1.18	(0.03)	2.81

Total provision for income taxes	7.15	7.50	7.51

If the tax holidays granted to Beijing Decision, Beijing Hewstone, Beijing Smart Wood, Shanghai Smart Words, Beijing Pioneer and current tax treatments on certain schools and subsidiaries of New Oriental China were not available, the Group’s income tax expense would have increased by US$19,498, US$24,842 and US$34,416, the basic net income per share attributable to the Company would decrease by US$0.13, US$0.16 and US$0.22 for the years ended May 31, 2010, 2011 and 2012, respectively, and the diluted net income per share attributable to the Company would decrease by US$0.12, US$0.16 and US$0.22 for the years ended May 31, 2010, 2011 and 2012, respectively.

Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends among other things on the “place of actual management”. If the Group, or its non-PRC subsidiaries, were to be determined as a PRC resident for tax purposes, they would be subject to a 25% income tax rate on its worldwide income including the income arising in jurisdictions outside the PRC. The Group does not believe that its legal entities organized outside of the PRC are considered PRC residents.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

16.	INCOME TAXES - continued

If the Company were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC schools and subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIE that are available for distribution was US$395,534 and US$483,100 as of May 31, 2011 and May 31, 2012, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIE does not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2010, 2011 and 2012. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding US$16 (RMB0.1 million) is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group’s PRC domiciled entities are subject to examination by the PRC tax authorities based on the above.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

17.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2010	2011	2012
	US$	US$	US$

Numerator used in basic and diluted net income per share:
Net income attributable to shareholders of the Company	77,789	101,774	132,688

Net income available for future distribution	77,789	101,774	132,688

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	150,952,249	153,253,065	154,627,784

Plus incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	3,879,384	2,818,768	2,244,657

Weighted average common shares outstanding used in computing diluted net income per share	154,831,633	156,071,833	156,872,441

Net income per share attributable to shareholders of the Company - basic	0.52	0.66	0.86

Net income per share attributable to shareholders of the Company - diluted	0.50	0.65	0.85

As of May 31, 2012, the Company has transferred 16,000,000 common shares to a depository bank reserved for employees and non-employees upon the exercise of their vested share options or upon the vesting of their NES, of which 13,112,619 common shares have been issued and 2,887,381 common shares are reserved for future issuance. The 2,887,381 common shares have been excluded in computing basic and diluted net income per share.

Nil, nil and 3,060,000 employee stock options have been excluded from the dilutive share calculation for the years ended May 31, 2010, 2011 and 2012, respectively, as their effects were anti-dilutive.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

18.	RELATED PARTY TRANSACTION

The Group had the following balances and transaction with related parties:

			Prepaid rent and deposit to a related party - non-current As of May 31,		Amounts due to a related party - current As of May 31,
	Notes	Relationship	2011	2012	2011	2012
			US$	US$	US$	US$

Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO	—	1,449	—	164

				Rental expense For the year ended May, 31
				2010	2011	2012
				US$	US$	US$

Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO		—	—	722

Since April 2010, the Group began renting a large portion of a building owned by Metropolis Holding China Limited for office space. In March 2012, Metropolis Holding China Limited was acquired by a company wholly owned by Mr. Michael Minhong Yu, the Group’s chairman and chief executive officer. As a result, Metropolis Holding China Limited became a related party of the Group thereafter. As of May 31, 2012, the amounts due from Metropolis Holding China Limited were US$1,400 which represented prepaid rent and deposit for the building, and amount due to Metropolis Holding China Limited was US$200 which represented rental payment payable. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by all of the directors. The amount due to Metropolis Holding China Limited is non-interest bearing and unsecured and has no fixed repayment terms.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

19.	COMMITMENTS

Operating leases

The Group leases offices, classroom, and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows on May 31, 2012:

Continuing operations
US$

Years ending May 31:
2013	106,227
2014	96,411
2015	89,945
2016	65,005
2017	44,967
Thereafter	65,816

468,371

Rent expense for the years ended May 31, 2010, 2011 and 2012 related to all cancelable and non-cancelable leases were US$46,856, US$73,509 and US$107,384, respectively.

Capital commitments

As of May 31, 2012, future minimum capital commitments under non-cancelable construction contracts were as follows:

US$

Capital commitment for the purchase of property and equipment	1,266
Capital commitment for leasehold improvements	5,199

6,465

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

20.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The six operating segments are identified as language training and test preparation, primary and secondary school education, on-line education, content development and distribution, post-secondary education and overseas study consulting services. Language training and test preparation and primary and secondary education have been identified as reportable segments. Online education, content development and distribution, post-secondary education and overseas study consulting services operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

20.	SEGMENT INFORMATION - continued

For the year ended May 31, 2011

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$

Net revenues	485,563	13,766	58,543	557,872

Operating costs and expenses:
Cost of revenues	(191,375)	(6,398)	(23,952)	(221,725)
Selling and marketing	(62,320)	(637)	(13,469)	(76,426)
General and administrative	(104,391)	(4,145)	(10,672)	(119,208)
Unallocated corporate expenses	—	—	—	(43,475)

Total operating costs and expenses	(358,086)	(11,180)	(48,093)	(460,834)

Loss on disposal of subsidiaries				(1,537)

Operating income	127,477	2,586	10,450	95,501

Segment assets	312,198	47,821	76,227	436,246
Unallocated corporate assets	—	—	—	427,124

Total assets	312,198	47,821	76,227	863,370

For the year ended May 31, 2012

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$

Net revenues	663,504	17,757	90,457	771,718

Operating costs and expenses:
Cost of revenues	(256,132)	(8,160)	(39,519)	(303,811)
Selling and marketing	(78,646)	(1,335)	(19,481)	(99,462)
General and administrative	(158,655)	(5,532)	(14,967)	(179,154)
Unallocated corporate expenses	—	—	—	(72,494)

Total operating costs and expenses	(493,433)	(15,027)	(73,967)	(654,921)

Operating income	170,071	2,730	16,490	116,797

Segment assets	436,403	52,839	159,321	648,563
Unallocated corporate assets	—	—	—	480,254

Total assets	436,403	52,839	159,321	1,128,817

The Group primarily operates in the PRC. All of the identifiable assets of the Group are located in the PRC.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

21.	MAINLAND CHINA CONTRIBUTION PLAN

The Group’s full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$9,439, US$16,865 and US$27,744 for the years ended May 31, 2010, 2011 and 2012, respectively.

22.	STATUTORY RESERVE

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIE in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, (ii) enterprise expansion reserve, and (iii) a staff bonus and welfare reserve.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC.

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$136, US$3,097 and US$69,149 to statutory reserves during the years ended May 31, 2010, 2011 and 2012, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIE from transferring a portion of their net assets to the Company in the form of loans and advances or cash dividends. No dividends have been paid by the WFOEs or VIE to the Company in any of the three years ended May 31, 2012. Restricted net assets include net assets of VIE and paid in capital and reserves of WOFEs. The balance of restricted net assets was $285,792 and $350,117 as of May 31, 2011 and 2012, respectively.

24.	SUBSEQUENT EVENTS

In July 2012, the Group agreed to sell the assets and liabilities of Elite English, which operates high-end, personalized, advanced English language training for high-income working professionals and other adults in large developed cities, to Mr. Yunkai Weng, an employee and the head of Elite English for US$5,500.

On July 13, 2012, the Company was informed that the U.S. Securities & Exchange Commission, (“the SEC”), had issued a formal order of investigation captioned “In the Matter of New Oriental Education & Technology Group Inc”. The SEC’s enforcement staff has requested documents and information concerning the basis for the consolidation of its wholly-owned subsidiaries, New Oriental China and its schools and subsidiaries into the Company’s consolidated financial statements, and other issues related to certain allegations about the Group contained in a report issued on July 18, 2012 by Muddy Waters LLC, an entity unrelated to the Company. The Company is cooperating fully with the SEC in its investigation. The Company cannot predict the timing, outcome or consequences of the SEC investigation.

On July 24, 2012, the Company’s board of directors authorized the reduction in the number of share options and a reduction in the exercise price of the share options granted to employees on January 17, 2012. The exercise price was reduced to US$12.19 from US$22.00 and the number of share options was reduced to 2,295,000 shares from 3,060,000 shares. Incremental compensation expenses, if any, are immaterial and will be immediately recognized upon modification.

Since July 2012, four federal securities class actions have been filed against the Company, its directors and certain of its officers. These class actions seek to recover damages caused by defendants’ violations of the federal securities laws and to pursue remedies under the Securities Exchange Act of 1934 and Rule 10b-5. The Company will have to defend against the putative shareholder class action lawsuits, including any appeals of such lawsuits should the Company’s initial defense be successful. The Company is currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2011	2012
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	53,887	62,994
Prepaid expense and other current assets	341	6,598
Amounts due from related parties	40,578	28,644

Total current assets	94,806	98,236
Long term investment	—	2,000
Investments in subsidiaries and VIE	480,503	645,675

Total assets	575,309	745,911

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	330	3,447
Amounts due to related parties	756	2,062
Dividend payable	—	50,000

Total current liabilities	1,086	55,509

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2011 and 2012, respectively; 158,379,387 and 158,379,387 shares issued and outstanding as of May 31, 2011 and 2012, respectively)	1,540	1,555
Additional paid-in capital	186,585	161,485
Retained earnings	339,536	472,224
Accumulated other comprehensive income	46,562	55,138

Total equity	574,223	690,402

Total liabilities and equity	575,309	745,911

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2010	2011	2012
	US$	US$	US$
Operating costs and expenses:
General and administrative	16,520	15,413	24,477

Total operating costs and expenses	16,520	15,413	24,477

Operating loss	(16,520)	(15,413)	(24,477)
Other income (expenses)	(250)	—	147
Interest income	98	241	422
Equity in earnings of subsidiaries and VIE	94,461	116,946	156,596

Net income	77,789	101,774	132,688

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company Statements of Equity and Comprehensive Income

(In thousands, except share data)

	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Unrestricted	Amount
	shares	US$	US$	US$	US$	US$	US$

Balance at June 1, 2009	153,004,707	1,500	166,370	159,973	23,403	351,246
Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	4,000,000	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	28	12,408	—	—	12,436
Non-vested equity shares vested	—	6	(6)	—	—	—
Share based compensation expense	—	—	16,183	—	—	16,183
Shares repurchase	(1,625,320)	(16)	(29,980)	—	—	(29,996)
Comprehensive income:
Net income	—	—	—	77,789	—	77,789	77,789
Foreign currency translation adjustment	—	—	—	—	(91)	(91)	(91)

Total comprehensive income							77,698

Balance at May 31, 2010	155,379,387	1,518	164,975	237,762	23,312	427,567

Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	3,000,000	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	13	6,574	—	—	6,587
Non-vested equity shares vested	—	9	(9)	—	—	—
Share based compensation expense	—	—	15,045	—	—	15,045
Comprehensive income:
Net income	—	—	—	101,774	—	101,774	101,774
Foreign currency translation adjustment	—	—	—	—	23,250	23,250	23,250

Total comprehensive income							125,024

Balance at May 31, 2011	158,379,387	1,540	186,585	339,536	46,562	574,223

Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	2	788	—	—	790
Non-vested equity shares vested	—	13	(13)	—	—	—
Share based compensation expense	—	—	24,125	—	—	24,125
Profit appropriation	—	—	(50,000)	—	—	(50,000)
Comprehensive income:
Net income	—	—	—	132,688	—	132,688	132,688
Foreign currency translation adjustment	—	—	—	—	8,576	8,576	8,576

Total comprehensive income							141,264

Balance at May 31, 2012	158,379,387	1,555	161,485	472,224	55,138	690,402

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2010	2011	2012
	US$	US$	US$
Cash flows from operating activities:
Net income	77,789	101,774	132,688
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries and VIE	(94,461)	(116,946)	(156,596)
Share-based compensation expense	16,183	15,045	24,125
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	51	(31)	(6,412)
Accrued expenses and other current liabilities	(1,290)	303	3,117
Amounts due from/to related parties	1,613	(1,418)	(1,760)

Net cash provided by (used in) operating activities	(115)	(1,273)	(4,838)

Cash flows from investing activities
Long term investment in Dajie.com	—	—	(2,000)
Loan to related parties	—	(3,000)	—
Repayment from related parties	1,500	—	15,000

Net cash used in investing activities	1,500	(3,000)	13,000

Cash flows from financing activities:
Proceeds from issuance of common shares upon exercise of share option	12,436	6,432	945
Cash paid for shares repurchase	(29,996)	—	—

Net cash used in financing activities	(17,560)	6,432	945

Net decrease in cash and cash equivalents	(16,175)	2,159	9,107
Cash and cash equivalents, beginning of year	67,903	51,728	53,887

Cash and cash equivalents, end of year	51,728	53,887	62,994

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

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2011 and 2012:

	May 31,
	2011	2012
	US$	US$

Amount due from related parties:
Beijing Judgment	16,474	7,328
Beijing Hewstone	5,862	2,807
Beijing Decision	7,341	4,271
Winner Park	8	10
Smart Shine	8,007	8,510
Elite Concept Holdings Limited	2,886	5,718

	40,578	28,644

Amount due to related parties:
New Oriental China	756	2,062

	756	2,062

All related party balances were non-interest bearing and unsecured.