Form 20-F/A
period 2012-05-31
New Oriental Education & Technology Group Inc.
filed 2013-02-22
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This amendment No. 2 (this “Amendment No. 2”) to New Oriental Education & Technology Group Inc.’s annual report on Form 20-F for the fiscal year ended May 31, 2012 (the “2012 Form 20-F”) hereby amends Items 3, 4, 5, 8, 18 and 19, as well as parenthetical disclosure on the face of the balance sheet and notes 1, 22 and 23 to the financial statements of New Oriental Education & Technology Group Inc. included in the 2012 Form 20-F. The 2012 Form 20-F was originally filed with the Securities and Exchange Commission on October 12, 2012 (the “Original Report”) and was amended on October 30, 2012 solely for the purpose of furnishing Interactive Data File disclosure. This Amendment No. 2 is prepared for the purpose of providing additional clarifying information and certain updates to the Original Report in response to the comments from the Staff of the U.S. Securities and Exchange Commission in connection with its review of the Original Report. This Amendment No. 2 is not intended to update other information disclosed in the Original Report.

This Amendment No. 2 on Form 20-F/A does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above.

PART I

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

At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013.

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2008	2009	2010	2011	2012
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	183,917	266,389	352,857	508,439	693,712
Books and others	17,086	26,178	33,450	49,433	78,006

Total net revenues	201,003	292,567	386,307	557,872	771,718
Operating costs and expenses:(1)
Cost of revenues	(77,219)	(112,011)	(147,261)	(222,625)	(304,027)
Selling and marketing	(25,617)	(38,947)	(58,396)	(82,797)	(115,151)
General and administrative	(52,832)	(80,689)	(103,336)	(155,412)	(235,743)
Loss on disposal of subsidiaries	—	—	—	(1,537)	—

Total operating costs and expenses	(155,668)	(231,647)	(308,993)	(462,371)	(654,921)

Operating income	45,335	60,920	77,314	95,501	116,797
Other income (expense):
Interest income	8,035	6,599	6,474	13,017	25,488
Interest expense	—	—	—	—	—
Miscellaneous income (expense), net	(886)	590	(252)	1,257	1,175

Income before provisions for income taxes and noncontrolling interest	52,484	68,109	83,536	109,775	143,460
Provision for income taxes:

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2008	2009	2010	2011	2012
Current	(3,839)	(8,399)	(7,845)	(9,390)	(14,027)
Deferred	195	1,143	1,871	1,154	3,255

Provision for income taxes	(3,644)	(7,256)	(5,974)	(8,236)	(10,772)

Net income	48,840	60,853	77,562	101,539	132,688

Add: Net loss attributable to noncontrolling interest(2)	173	163	227	235

Net income attributable to New Oriental Education & Technology Group Inc.	49,013	61,016	77,789	101,774	132,688

Net income per share and net income per ADS attributable to New Oriental Education & Technology Group Inc. – basic (3)	0.33	0.41	0.52	0.66	0.86

Net income per share and net income per ADS attributable to New Oriental Education & Technology Group Inc. – diluted (3)	0.31	0.40	0.50	0.65	0.85

Shares used in calculating basic net income per share	149,992,200	149,090,088	150,952,249	153,253,065	154,627,784

Shares used in calculating diluted net income per share	156,449,101	153,528,383	154,831,633	156,071,833	156,872,441

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the years Ended May 31,
(in thousands of US$)	2008	2009	2010	2011	2012
Cost of revenues	707	316	657	900	216
Selling and marketing	226	225	117	—	—
General and administrative	7,809	16,209	15,409	14,145	23,909
Total	8,742	16,750	16,183	15,045	24,125

(2)	Amounts in relation to noncontrolling interests, formerly named minority interest, for the years ended May 31, 2008 and 2009 are reclassified in accordance with authoritative guidance regarding the noncontrolling interests, which we adopted on June 1, 2009.
(3)	Each ADS represents one common share.

The following table presents our selected consolidated balance sheet data as of May 31, 2008, 2009, 2010, 2011 and 2012:

(in thousands of US$)	2008	2009	2010	2011	2012
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	208,440	254,772	281,104	317,260	428,261
Total assets	396,743	469,402	596,420	863,370	1,128,817
Total current liabilities	97,886	117,761	168,705	288,000	438,303
Total liabilities	97,886	117,918	168,842	289,147	438,415
Total shareholders’ equity	298,680	351,246	427,567	574,223	690,402
Noncontrolling interest	177	238	11
Total equity	298,857	351,484	427,578	574,223	690,402

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The continuing efforts of our senior management team and other key personnel are important to our success, and our business may be harmed if we lose their services.

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

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of New Oriental China and its schools and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from New Oriental China and its schools and subsidiaries, we may not be able to consolidate New Oriental China and its schools and subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly owned subsidiaries in China or New Oriental China or its schools or subsidiaries.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2010, 2011 and 2012, New Oriental China and its schools and subsidiaries contributed in aggregate 98.9%, 97.2% and 97.2%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Within the existing contractual arrangements, five of our wholly owned subsidiaries in China have entered into a series of service agreements with New Oriental China and its schools and subsidiaries to enable them to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. However, under certain service agreements, the renewal of the agreements requires both parties’ consents, and in a number of other service agreements, the schools and subsidiaries to New Oriental China may terminate the relevant agreements according to provisions without our consent if our wholly owned subsidiaries breach the terms of the service agreements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for more information. We believe that our exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion, and the power of attorney that New Oriental China’s shareholder has granted to us, effectively enable us to have the ability to cause the related service contracts to be renewed when needed. However, if we are not able to renew these service agreements when they expire or the school and subsidiaries of New Oriental China terminate these agreements according to terms and conditions thereunder, our ability to receive the economic benefits of New Oriental China and its schools and subsidiaries may be adversely affected.

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

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our wholly owned subsidiaries was stated as RMB3,000,000, RMB18,500,000, RMB9,500,000, RMB14,000,000 and RMB5,000,000, respectively, which in aggregate represent 100% of the registered capital of New Oriental China. The equity pledge agreements with New Oriental China’s shareholder provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of New Oriental China. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of New Oriental China and its schools and subsidiaries for the benefit of us or our wholly owned subsidiaries.

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder, chairman and chief executive officer. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 17.8% of our total common shares issued and outstanding as of September 20, 2012. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer, our wholly owned PRC subsidiary, could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development, which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. However, this outline is still new and no further law or regulation has been promulgated to implement the outline. If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises. For the year ended May 31, 2012, schools that accounted for approximately 28.8% of our consolidated net revenues were subject to a 25% income tax rate. The other schools, including the Beijing school, which accounted for approximately 61.6% of our consolidated net revenues, were subject to favorable tax rates. Historically, the effective income tax rates for all our schools were 8.27%, 10.98% and 9.93% in the fiscal years ended May 31, 2010, 2011 and 2012, respectively. Additionally, if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny. As a result, implementation of this reform policy may adversely affect our results of operations.

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

If the shareholder of New Oriental China were to attempt to voluntarily liquidate New Oriental China without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request New Oriental China’s shareholder to transfer all of its equity ownership interest to a PRC entity or individual designated by us in accordance with the option agreement with the New Oriental China shareholder. In addition, under the equity pledge agreements signed by the shareholder of New Oriental China and the PRC Property Law, the shareholder of New Oriental China does not have the right to issue dividends to itself or otherwise distribute the retained earnings or other assets of New Oriental China without our consent. Also, under the proxy agreement and power of attorney, the shareholder of New Oriental China undertakes to Beijing Pioneer, our wholly owned PRC subsidiary, that if it receives, among other things, any dividends, residual assets upon liquidation or proceeds from the transfer of its equity interest in New Oriental China, it will, to the extent permitted under applicable law, remit all such dividends, residual assets and proceeds to Beijing Pioneer without any compensation or other consideration. In the event that the shareholder of New Oriental China initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of New Oriental China without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

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

Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because many of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules and interpretations (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies, rules and interpretations until sometime after the violation. In addition, any litigation in China may be protracted and may result in substantial costs and diversion of resources and management attention.

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

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	4	84	1
Shanghai	1	60	1
Guangzhou	1	20	1
Wuhan	1	35	1
Yangzhou	1	—	—
Tianjin	1	35	1
Xi’an	1	14	1
Nanjing	2	13	1
Shenyang	1	19	1
Chongqing	1	9	1
Chengdu	1	15	1
Shenzhen	1	14	—
Xiangfan	1	6
Taiyuan	1	24	1
Haerbin	1	14	1
Changsha	1	17	1
Jinan	1	18	1
Zhengzhou	1	21	1
Hangzhou	1	18	1
Changchun	3	19	1
Shijiazhuang	1	8	1
Suzhou	1	13	1
Zhuzhou	1	2
Anshan	1	2	—
Hefei	1	11	1
Kunming	1	23	1
Wuxi	1	5	—
Foshan	1	3	—
Fuzhou	1	16	1
Yichang	1	—	—
Nanchang	1	19	1

City	Number of schools	Number of learning centers	Number of bookstores
Jingzhou	1	2	—
Dalian	1	7	1
Lanzhou	1	6	1
Huangshi	1	3
Ningbo	1	4	1
Xiamen	1	6	1
Qingdao	1	5	1
Nanning	1	5	—
Xuzhou	1	5	1
Xiangtan	1
Zhenjiang	1	1
Luoyang	1	3	1
Nantong	1
Jilin	1	—	—
Guiyang	1	—	—
Hohhot	1	1	1
Tangshan	1	3	—
Urumqi	1	1	1

Total	55	609	32

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

We recognize that students’ progress at different rates when learning foreign languages, and our large number of students allows us to offer suitable courses at many different levels of proficiency. While we offer English to students of all age groups and with various motivations for learning English, we generally categorize our English language training courses into the following areas: (1) English for adults; (2) English for children, including our “Pop Kids” English program; and (3) English for middle school and high schools students.

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

On November 11, 2011, as approved by the State Council, the Ministry of Finance and the State Administration of Taxation, promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Shanghai, or Circular No. 111, attached with three relevant annexes, namely (1) Annex 1-Measures for the Implementation of the Pilot Practice of Replacing Value Added Tax with Business Tax in the Transportation Industry and Some Modern Service Industries, (2) Annex 2- Provisions on Relevant Matters Concerning the Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, and (3) Annex 3- Provisions on the Transitional Policies for the Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries. Circular No. 111 and its annexes stipulated that the launch of a pilot practice of replacing business tax with value-added tax (“Pilot Practice”) would commence in the transportation industry and some modern service industries, including software service and information system service, in Shanghai beginning in January 1, 2012. On July 31, 2012, upon approval by the State Council, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Beijing and other Seven Provinces and Municipalities, or Circular No. 71, which expanded the region for the Pilot Practice from Shanghai to Beijing and other regions. The Pilot Practice commenced in Beijing on August 1, 2012.

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

The following diagram sets out details of our significant subsidiaries and New Oriental China and its schools and subsidiaries as of the date of this annual report:

Equity interest for companies.

Sponsorship interest for schools and kindergartens.

Contractual arrangements including service agreements. See “—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

Contractual arrangements including equity pledge agreements, option agreement and proxy agreement and power of attorney. See “—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

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

Exclusive Option Agreement. Exclusive option agreements were entered into by us and New Oriental China and the shareholders of New Oriental China on various dates, and amended on May 25, 2006. After the ten former shareholders of New Oriental China completed the transfer of all of their equity interests in New Oriental China to Century Friendship in early 2012, Century Friendship, as the sole shareholder of New Oriental China, executed a new option agreement with Shanghai Smart Words, which is one of our wholly owned subsidiaries in China, and New Oriental China on April 23, 2012, replacing previous exclusive option agreements. Pursuant to the current option agreement, Century Friendship is obligated to sell to Shanghai Smart Words, and Shanghai Smart Words has an exclusive, irrevocable and unconditional right to purchase from Century Friendship, in its sole discretion, part or of all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China. In addition, Shanghai Smart Words has an exclusive option to require Century Friendship to transfer all or part of Century Friendship’s equity interest in New Oriental China to another PRC person or entity designated by Shanghai Smart Words at any time in its discretion. The purchase price to be paid by Shanghai Smart Words will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

Power of Attorney. On December 3, 2012, Century Friendship, in the capacity of the sole shareholder of New Oriental China, executed a proxy agreement and power of attorney with Beijing Pioneer, which is one of our wholly owned subsidiaries in China, and New Oriental China, whereby Century Friendship irrevocably appoints and constitutes Beijing Pioneer as its attorney-in-fact to exercise on Century Friendship’s behalf any and all rights that Century Friendship has in respect of its equity interests in New Oriental China. This proxy agreement and power of attorney became effective on December 3, 2012 and replaces the powers of attorney executed by Century Friendship on April 23, 2012. The proxy agreement and power of attorney will remain effective as long as New Oriental China exists. Century Friendship does not have the right to terminate the proxy agreement and power of attorney or revoke the appointment of the attorney-in-fact without the prior written consent of Beijing Pioneer.

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

With regard to income tax, according to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2012, 22 of our schools elected as schools not requiring reasonable returns, 24 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. Among our schools in the four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2012, three schools are subject to the standard 25% enterprise income tax rate and one school is exempted from the enterprise income tax. For more information on the income tax rates or tax exemptions applicable to our schools, please see Note 16 to our consolidated financial statements included in this annual report.

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

	For the Year Ended May 31,
(in thousands of US$)	2010	2011	2012
Net revenues:
Educational programs and services	352,857	508,439	693,712
Books and others	33,450	49,433	78,006
Total net revenues	386,307	557,872	771,718
Operating costs and expenses(1):
Cost of revenues	(147,261)	(222,625)	(304,027)
Selling and marketing	(58,396)	(82,797)	(115,151)
General and administrative	(103,336)	(155,412)	(235,743)
Loss on disposal of subsidiaries		(1,537)

Total operating costs and expenses	(308,993)	(462,371)	(654,921)

Operating income	77,314	95,501	116,797
Other income (expense), net	6,222	14,274	26,663
Provision for income tax	(5,974)	(8,236)	(10,772)
Less: Net income attributable to the noncontrolling interests	227	235	—

Net income attributable to New Oriental Education & Technology Group	77,789	101,774	132,688

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2010	2011	2012
Cost of revenues	657	900	216
Selling and marketing	117
General and administrative	15,409	14,145	23,909

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

Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China, our variable interest entity, and its schools and subsidiaries. We have, through five of our wholly owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder such that New Oriental China and its schools and subsidiaries are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact New Oriental China’s economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China. Accordingly, as the primary beneficiary of New Oriental China and its schools and subsidiaries and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

As advised by Tian Yuan Law Firm, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “—Risks Related to Our Corporate Structure —We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership”, “—Risks Related to Our Corporate Structure —Our ability to enforce the equity pledge agreements between us and New Oriental China’s shareholder may be subject to limitations based on PRC laws and regulations” and “—Risks Related to Our Corporate Structure —The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2010, 2011 and 2012, New Oriental China and its schools and subsidiaries contributed in aggregate 98.9%, 97.2% and 97.2%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with New Oriental China primarily consist of our kindergarten programs and the leasing of our commercial property. As of the fiscal years ended May 31, 2011 and 2012, New Oriental China and its schools and subsidiaries accounted for an aggregate of 62.2% and 60.4%, respectively, of our total assets, and 96.2% and 85.2%, respectively, of our total liabilities. The assets not associated with New Oriental China primarily consist of cash, investments and commercial property.

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

Recently Issued Accounting Pronouncements

Recently adopted accounting pronouncements

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805— Business Combinations that enters into business combinations that are material on an individual or aggregate basis. We applied the disclosure requirements of this pronouncement for business combinations consummated in periods beginning June 1, 2011, which did not have a significant impact on our consolidated financial condition or results from operations.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2010, 2011 and 2012, New Oriental China and its schools and subsidiaries contributed in aggregate 98.9%, 97.2% and 97.2%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with New Oriental China primarily consist of our kindergarten programs and the leasing of our commercial property. As of May 31, 2011 and 2012, New Oriental China and its schools and subsidiaries accounted for an aggregate of 62.2% and 60.4%, respectively, of our total assets, and 96.2% and 85.2%, respectively, of our total liabilities. The assets not associated with New Oriental China primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2011 and 2012, $89.3 million and $84.3 million, respectively, of these assets were denominated in U.S. dollars, and $174.2 million and $267.3 million, respectively, of these assets were denominated in RMB.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to five of our PRC subsidiaries from New Oriental China and its schools and subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2011 and 2012, the total amount of service fees payable to these five PRC subsidiaries from New Oriental China and its schools and subsidiaries under the service agreements was US$59.5 million and US$64.8 million, respectively. Conducting our operations through contractual arrangements with New Oriental China entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

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

Pursuant to contractual arrangements that Beijing Hewstone, Beijing Decision, Beijing Pioneer, Shanghai Smart Words and Beijing Smart Wood have with New Oriental China, the earnings and cash of New Oriental China and its schools and subsidiaries are used to pay service fees in RMB to these five of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2012, the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$177.2 million, and the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were unrestricted and thus available for distribution was in aggregate US$494.1 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

We cannot be sure that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business

In addition, competitors, content providers, publishers and others may claim that we have infringed their intellectual property rights. Defending any such lawsuit, whether with or without merit, could be time-consuming, result in costly litigation or prevent us from offering our programs and services, which could harm our business. If a lawsuit against us is successful, we may lose the rights to use our products or be required to modify them, or we may have to pay financial damages.

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

The actions remain at their preliminary stages. We believe the cases are without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— We have been named as a defendant in several putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Although substantial work has been completed by the Special Committee in connection with the issue concerning the consolidation of the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements, the Special Committee understands that the SEC’s Division of Corporation Finance has stated that based on the representations we made to the SEC, it has no objection to the consolidation of our schools into New Oriental China or into our wholly foreign owned subsidiaries in China, and also has no objection to the consolidation of New Oriental China into our consolidated financial statements. As a result, the Special Committee does not believe it is necessary to do further work or conclude on this issue.

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

PART III

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.5	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

Exhibit Number	Description of Document

4.1*	2006 Share Incentive Plan, as amended

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch (incorporated by reference to Exhibit 99.12 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.7*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd.

4.8*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd.

4.9*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd.

4.10*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd.

4.11*	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd.

4.12*	English Translation of Option Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd.

4.13*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Hewstone Technology Co., Ltd.

Exhibit Number	Description of Document

4.14*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Decision Education & Consulting Co., Ltd.

4.15*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Shanghai Smart Words Software Technology Co., Ltd.

4.16*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Pioneer Technology Co., Ltd.

4.17*	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Smart Wood Software Technology Co., Ltd.

4.18*	English Translation of New Enrollment System Development Service Agreement between Beijing Decision Education & Consulting Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.19*	English Translation of HS Intelligent Learning Progress Management System Development Service Agreement between Beijing Hewstone Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.20*	English Translation of Data-Protected Media Distribution System Development Service Agreement between Beijing Hewstone Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.21*	English Translation of Education Call Center Platform Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.22*	English Translation of CRM System Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.23*	English Translation of Overseas Study Management System Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.24*	English Translation of Multi-dimensional Thesaurus Management System Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.25*	English Translation of Students Online Service Platform System Development Service Agreement between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.26*	English Translation of Courses Search Platform System Development Service Agreement between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.27*	English Translation of Technology Service Agreement—IETLS DPS Learning System V1.0 between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

Exhibit Number	Description of Document

4.28*	English Translation of Trademark License Agreement between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.29*	English Translation of Software Sales Agreement between Beijing Hewstone Technology Co., Ltd. / Beijing Pioneer Technology Co., Ltd. / Shanghai Smart Words Software Technology Co., Ltd. / Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.30*	English Translation of Technology Service Agreement – Teaching and Research Materials Compiling System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.31*	English Translation of Technology Service Agreement – Distance Teacher Development System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.32*	English Translation of Technology Service Agreement – Book Evaluation and Research System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.33*	English Translation of Technology Service Agreement – Diagnostic and Evaluation of Students’ Learning System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.34**	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

12.1**	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Tian Yuan Law Firm

15.2**	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS****	XBRL Instance Document

101.SCH****	XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document

101.CAL****	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF****	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB****	XBRL Taxonomy Extension Label Linkbase Document

101.PRE****	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the 2012 Form 20-F on October 12, 2012.
**	Filed herewith.
***	Furnished herewith.
****	Furnished herewith. XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Form 20-F on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
Name:	Michael Minhong Yu
Title:	Chairman and Chief Executive Officer

Date: February 22, 2013

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

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

October 12, 2012

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of May 31,
	2011	2012
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	317,260	428,261
Restricted cash	3,374	3,591
Term deposits	152,680	50,612
Short term investments	143,704	321,182
Accounts receivable, net of allowance of US$60 and US$48 for 2011 and 2012, respectively	1,655	3,794
Inventory	18,011	20,074
Deferred tax assets	5,337	7,316
Prepaid expenses and other current assets, net	33,248	60,546

Total current assets	675,269	895,376
Property and equipment, net	160,421	204,342
Land use rights, net	3,502	3,476
Prepaid rent and deposit to a related party	—	1,449
Long term deposit	7,826	12,819
Long term prepaid rent	2,789	2,205
Prepayment for an acquisition	—	3,279
Deferred tax assets, non-current	997	1,238
Intangible assets	4,976	833
Goodwill	7,588	1,798
Long term investment	2	2,002

Total assets	863,370	1,128,817

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to the Company of US$9,416 and US$8,943 as of May 31, 2011 and 2012, respectively)	9,518	8,943
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to the Company of US$67,971 and US$88,681 as of May 31, 2011 and 2012, respectively)	77,002	99,773
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to the Company of US$7,050 and US$8,979 as of May 31, 2011 and 2012, respectively)	7,163	10,012
Amounts due to a related party (including amounts due to related parties of the consolidated variable interest entity without recourse to the Company of nil and US$164 as of May 31, 2011 and 2012, respectively)	—	164
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of US$192,481 and US$266,814 as of May 31, 2011 and 2012, respectively)	194,317	269,411
Dividend payable (including dividend payable of the consolidated variable interest entity without recourse to the Company of nil and nil as of May 31, 2011 and 2012, respectively)	—	50,000

Total current liabilities	288,000	438,303

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entity without recourse to the Company of US$1,081 and US$112 as of May 31, 2011 and 2012, respectively)	1,147	112

Total liabilities	289,147	438,415

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

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share data)

	New Oriental Education & Technology Group Inc. Shareholders
	Common shares		Additional paid-in capital	Accumulated other comprehensive income	Statutory reserve	Retained earning	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Noncontrolling interest	Total equity	Total comprehensive income
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$

Balance at June 1, 2009	153,004,707	1,500	166,370	23,403	12,871	147,102	351,246	238	351,484
Common shares converted to ADS shares for future exercises of share options or non-vested equity shares	4,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	28	12,408	—	—	—	12,436	—	12,436
The vesting of non-vested equity shares	—	6	(6)	—	—	—	—	—	—
Shares repurchase (a)	(1,625,320)	(16)	(29,980)	—	—	—	(29,996)	—	(29,996)
Share-based compensation expense	—	—	16,183	—	—	—	16,183	—	16,183
Transfer to statutory reserves	—	—	—	—	136	(136)	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	77,789	77,789	(227)	77,562	77,562
Foreign currency translation adjustment	—	—	—	(91)	—	—	(91)	—	(91)	(91)

Total comprehensive income										77,471

Balance at May 31, 2010	155,379,387	1,518	164,975	23,312	13,007	224,755	427,567	11	427,578
Common shares converted to ADS shares for future exercises of share options or non-vested equity shares	3,000,000	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	13	6,574	—	—	—	6,587	—	6,587
The vesting of non-vested equity shares	—	9	(9)	—	—	—	—	—	—
Share-based compensation expense	—	—	15,045	—	—	—	15,045	—	15,045
Transfer to statutory reserves	—	—	—	—	3,097	(3,097)	—	—	—
Noncontrolling interest of Mingshitang	—	—	—	—	—	—	—	224	224
Comprehensive income:
Net income	—	—	—	—	—	101,774	101,774	(235)	101,539	101,539
Foreign currency translation adjustment	—	—	—	23,250	—	—	23,250	—	23,250	23,250

Total comprehensive income										124,789

Balance at May 31, 2011	158,379,387	1,540	186,585	46,562	16,104	323,432	574,223	—	574,223
Issuance of ADS shares for the exercises of employee share options	—	2	788	—	—	—	790	—	790
The vesting of non-vested equity shares	—	13	(13)	—	—	—	—	—	—
Share-based compensation expense	—	—	24,125	—	—	—	24,125	—	24,125
Transfer to statutory reserves	—	—	—	—	69,149	(69,149)	—	—	—
Dividend declared (b)	—	—	(50,000)	—	—	—	(50,000)	—	(50,000)
Comprehensive income:
Net income	—	—	—	—	—	132,688	132,688	—	132,688	132,688
Foreign currency translation adjustment	—	—	—	8,576	—	—	8,576	—	8,576	8,576

Total comprehensive income										141,264

Balance at May 31, 2012	158,379,387	1,555	161,485	55,138	85,253	386,971	690,402	—	690,402

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME - continued

(In thousands, except share data)

(a)	In July 2009, the Company’s board of directors approved the repurchase of up to US$30,000 of ADSs during the period from August 5, 2009 through December 31, 2009, during which time 1,625,320 ADSs representing 1,625,320 common shares were repurchased for US$29,996. All repurchases were recorded at cost and all related shares were subsequently retired.
(b)	On April 17, 2012, the Company declared a special cash dividend in the amount of US$0.30 per ADS, or a total of approximately US$50,000 which was paid on September 29, 2012 to shareholders of record at the close of business on August 31, 2012.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with its VIE, New Oriental China and its schools and subsidiaries. Since the operations of New Oriental China and the schools are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates New Oriental China, its schools and subsidiaries as disclosed. Therefore, the Company aggregates the disclosures related to New Oriental China and New Oriental China’s schools and subsidiaries as variable interest entities and referred to them as “the VIE” in the Company’s consolidated financial statements. The VIE holds the requisite licenses and permits necessary to conduct the Company’s education business. In addition, the VIE holds leases and other assets necessary to operate the Company’s schools and learning centers, employs teachers and generates substantially of the Company’s revenues. The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into the following contractual arrangements with New Oriental China, New Oriental China’s schools and subsidiaries and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the exclusive option agreement provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Yu’s consent is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholder of New Oriental China and thus the power to direct the activities that most significantly impact the schools’ economic performance given that New Oriental China has the power to direct the activities of the schools via its sponsorship interest. In addition, the Company’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Exclusive option agreements. Pursuant to the exclusive option agreements entered into on various dates, as amended on May 25, 2006, among the Company, New Oriental China and its shareholders, the shareholders of New Oriental China are obligated to sell to the Company, and the Company have an exclusive, irrevocable and unconditional right to purchase, or cause the shareholders of New Oriental China to sell to the Company’s designated party, in the Company’s sole discretion, part or all of the shareholders’ equity interests in New Oriental China when and to the extent that applicable PRC law permits the Company to own part or all of such equity interests in New Oriental China. In addition, pursuant to the exclusive option agreements, the Company has an exclusive, irrevocable and unconditional right to request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China held by such shareholder to another PRC person or entity designated by the Company at any time in the discretion. The price to be paid by the Company or a PRC person or entity designated by the WFOEs will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs. As a result of the ten former shareholders of New Oriental China transferring all of their equity interests in New Oriental China to Century Friendship in January 2012, Century Friendship executed a new option agreement with Shanghai Smart Words and New Oriental China on April 23, 2012. The terms of this new option agreement are substantially the same as the 2006 agreements.

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

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate New Oriental China and its schools and subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over New Oriental China and its schools and subsidiaries and its shareholder, and it may lose the ability to receive economic benefits from New Oriental China and its schools and subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the WFOEs or New Oriental China or its schools or subsidiaries.

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of New Oriental China may differ from the interests of the Company as a whole, since Mr. Yu is only one of the beneficial shareholders of the company, holding 15.1% of the total common shares issued and outstanding as of May 31, 2012. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of New Oriental China should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

In addition, the current sole shareholder of the New Oriental China is also a beneficial owner of the Company and therefore has no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of the New Oriental China may act contrary to the contractual arrangements, the Company, through the five WFOEs, Beijing Hewstone, Beijing Decision, Beijing Pioneer, Beijing Smart Wood and Shanghai Smart Words, entered into five revocable powers of attorney with Century Friendship on April 23, 2002. Through these powers of attorney, Century Friendship entrusted the five WFOEs as its proxy to exercise its rights as the shareholder of New Oriental China with respect to an aggregate of 100% of the equity interests in New Oriental China. The term of the powers of attorney is unspecified.

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

The VIE contributed an aggregate of 98.9%, 97.2% and 97.2% of the consolidated net revenues for the year ended May 31, 2010, 2011 and 2012, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its kindergarten programs and the leasing of its commercial property. As of the fiscal years ended May 31, 2011 and 2012, the VIE accounted for an aggregate of 62.2% and 60.4%, respectively, of the consolidated total assets, and 96.2% and 85.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIE primarily consist of cash and cash equivalent, term deposits and short-term investments.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholder of the VIE or entrustment loans to the VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

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

The Group also sells online-learning cards primarily to distributors at fixed price after deducting a pre-determined fixed discount to the face value of the cards. Online-learning card sales represent prepaid service fees received from students for e-learning services. The prepaid service fee is recorded as deferred revenue upon receiving the upfront payment. Revenue is recognized upon actual usage of the cards by the students based on the number of minutes the students use the e-learning services, of which the actual usage is tracked by the Group on an individual basis. Upon the expiration of the online-learning card, which ranges from six months to one year from the date of sale of the card to the distributor, the Group will recognize the remaining unused minutes as revenue.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

Share options

A summary of share options activity under 2006 Share Incentive Plan as of May 31, 2011 and 2012 was as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual life	Aggregated intrinsic value
		US$	years	US$

Options outstanding at June 1, 2009	6,279,816	5.01
Exercised	(2,761,980)	4.50
Forfeited	(24,844)	7.71

Options outstanding at May 31, 2010	3,492,992	5.40	6.22	61,200

Exercised	(1,235,700)	5.33
Forfeited	(1,800)	2.02

Options outstanding at May 31, 2011	2,255,492	5.44	5.20	53,046

Granted	3,060,000	22.00
Exercised	(179,195)	4.41
Forfeited	—	—

Options outstanding at May 31, 2012	5,136,297	15.34	7.43	57,371

Options vested and expect to vest at May 31, 2012	4,965,855	15.11	7.36	56,603

Options exercisable at May 31, 2012	2,076,297	5.53	4.20	43,571

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

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIE in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the year ended May 31, 2012, $2,453 was deducted from the general reserve to adjust for excess appropriations made in prior periods.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the year ended May 31, 2012, appropriations to the development fund amounted to $71,602, for which $57,377 is attributed to periods prior to fiscal year 2012.

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

The Company did not make appropriations to the development fund reserves for the years ended May 31, 2010, 2011 or any periods prior to that; however, in the year ended May 31, 2012, all of the under-reserved amounts for all prior periods’ development fund, together with the amount that shall have been appropriated for fiscal year 2012, have been appropriated. During the year ended May 31, 2012, appropriations to the development fund amounted to $71,602, for which $57,377 was attributed to periods prior to fiscal year 2012.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2010, 2011 AND 2012

(In thousands, except share and per share data)

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was $159,253 and $177,194, of which $119,652 and $135,517 was attributed to the paid in capital and statutory reserves of the VIE and $39,601 and $41,677 was attributed to the paid in capital and statutory reserves of the WFOEs, as of May 31, 2011 and 2012, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE’s revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

24.	SUBSEQUENT EVENTS

In July 2012, the Group agreed to sell the assets and liabilities of Elite English, which operates high-end, personalized, advanced English language training for high-income working professionals and other adults in large developed cities, to Mr. Yunkai Weng, an employee and the head of Elite English for US$5,500.

On July 13, 2012, the Company was informed that the U.S. Securities & Exchange Commission, (“the SEC”), had issued a formal order of investigation captioned “In the Matter of New Oriental Education & Technology Group Inc.”. The SEC’s enforcement staff has requested documents and information concerning the basis for the consolidation of its wholly-owned subsidiaries, New Oriental China and its schools and subsidiaries into the Company’s consolidated financial statements, and other issues related to certain allegations about the Group contained in a report issued on July 18, 2012 by Muddy Waters LLC, an entity unrelated to the Company. The Company is cooperating fully with the SEC in its investigation. The Company cannot predict the timing, outcome or consequences of the SEC investigation.

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