Form 20-F
period 2013-05-31
New Oriental Education & Technology Group Inc.
filed 2013-09-27
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2013.

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

Tel: +(86 10) 6090-8000

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 156,695,987 common shares, par value US$0.01 per share, as of May 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Our financial statements are expressed in U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.1340 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of May 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2009 and 2010 and the selected consolidated balance sheet data as of May 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2009, 2010 and 2011, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5—A. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2009(4)	2010(4)	2011(4)	2012(4)	2013
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	258,682	341,954	490,418	675,189	857,685
Books and others	26,178	33,450	49,433	78,006	102,169

Total net revenues	284,860	375,404	539,851	753,195	959,854
Operating costs and expenses:(1)
Cost of revenues	(108,395)	(142,344)	(213,779)	(293,063)	(384,177)
Selling and marketing	(38,327)	(57,787)	(81,954)	(113,568)	(142,098)
General and administrative	(77,872)	(99,153)	(148,409)	(226,404)	(311,014)
Loss on disposal of subsidiaries	—	—	(1,537)	—	—

Total operating costs and expenses	(224,594)	(299,284)	(445,679)	(633,035)	(837,289)

Operating income	60,266	76,120	94,172	120,160	122,565
Other income, net:
Interest income	6,599	6,474	13,017	25,488	30,121
Investment loss	—	—	—	—	(1,427)
Miscellaneous income, net	561	(283)	1,241	1,040	772

Provision for income taxes:
Current	(8,399)	(7,845)	(9,390)	(14,027)	(18,985)
Deferred	1,143	1,871	1,154	3,255	3,630

Provision for income taxes	(7,256)	(5,974)	(8,236)	(10,772)	(15,355)

Income from continuing operations	60,170	76,337	100,194	135,916	136,676

Gain (Loss) from discontinued operations, net of tax	683	1,225	1,345	(3,228)	(407)

Net income	60,853	77,562	101,539	132,688	136,269

Add: Net loss attributable to noncontrolling interest(2)	163	227	235	—	—

Net income attributable to New Oriental Education & Technology Group Inc.	61,016	77,789	101,774	132,688	136,269

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2009(4)	2010(4)	2011(4)	2012(4)	2013
Net income from continuing operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc. (3)
- Basic	0.40	0.51	0.65	0.88	0.88

- Diluted	0.39	0.49	0.64	0.87	0.87

Net income (loss) from discontinued operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc. (3)
- Basic	0.01	0.01	0.01	(0.02)	(0.00)

- Diluted	0.00	0.01	0.01	(0.02)	(0.00)

Shares used in calculating basic net income per share	149,090,088	150,952,249	153,253,065	154,627,784	155,762,959

Shares used in calculating diluted net income per share	153,528,383	154,831,633	156,071,833	156,872,441	157,823,792

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the years Ended May 31,
(in thousands of US$)	2009	2010	2011	2012	2013
Cost of revenues	316	657	900	216	—
Selling and marketing	225	117	—	—	—
General and administrative	16,209	15,409	14,145	23,909	27,242
Total	16,750	16,183	15,045	24,125	27,242

(2)	Amounts in relation to noncontrolling interests, formerly named minority interest, for the years ended May 31, 2009 are reclassified in accordance with authoritative guidance regarding the noncontrolling interests, which we adopted on June 1, 2009.
(3)	Each ADS represents one common share.
(4)	Historical financial statements were adjusted retrospectively to reflect the discontinued operations of Elite English in the year ended May 31, 2013. Please see Note 6 to our consolidated financial statements included in this annual report for further information.

The following table presents our selected consolidated balance sheet data as of May 31, 2009, 2010, 2011, 2012 and 2013:

(in thousands of US$)	2009	2010	2011	2012	2013
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	254,772	281,104	317,260	428,261	417,166
Total assets	469,402	596,420	863,370	1,128,817	1,353,441
Total current liabilities	117,761	168,705	288,000	438,303	489,835
Total liabilities	117,918	168,842	289,147	438,415	496,189
Total shareholders’ equity	351,246	427,567	574,223	690,402	857,252
Noncontrolling interest	238	11	—	—	—
Total equity	351,484	427,578	574,223	690,402	857,252

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also need to hire teachers who are capable of delivering innovative and inspirational instruction. The number of teachers in China with the necessary experience and language proficiency to teach our courses is limited and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process, in particular as we continue to expand and add teachers to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.

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

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other epidemics. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health subsequently reported several hundred deaths caused by the influenza A (H1N1). The influenza A (H1N1) outbreak adversely affected our business and results of operations in the first and second fiscal quarters of 2010 as we experienced slower-than-usual student enrollment growth and large numbers of cancellations and deferments in enrollments from registered students. In addition, we had to cancel classes whenever an enrolled student was diagnosed with influenza A (H1N1), as required by applicable health regulations. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. While the spread of the avian virus H7N9 has not materially affected our student enrollments as of the date of this annual report, any future outbreak of avian influenza, SARS, the influenza A (H1N1), H7N9 bird flu or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause cancellations or deferments of student enrollments and require the temporary closure of our schools, learning centers and bookstores while we remain obligated to pay rent and other expenses for these facilities, thus severely disrupting our business operations and materially and adversely affecting our liquidity, financial condition and results of operations.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We have increased the number of our schools in China from 25 as of May 31, 2006 to 57 as of May 31, 2013, and we increased the number of our learning centers in China from 111 as of May 31, 2006 to 669 as of May 31, 2013. We may continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

On July 13, 2012, we were informed that the SEC had issued a formal order of investigation captioned “In the Matter of New Oriental Education & Technology Group Inc.” In that investigation the SEC’s enforcement staff has requested documents and information concerning, among other things, the basis for the consolidation of New Oriental China, a variable interest entity of our company, and its schools and subsidiaries, into our consolidated financial statements and other issues related to certain allegations about us contained in a report issued on July 18, 2012 by Muddy Waters LLC. We are cooperating fully with the SEC in its investigation. We cannot predict the timing, outcome or consequences of the SEC investigation.

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

We have also been involved in other claims and legal proceedings against us relating to infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs, and may be subject to further claims in the future, particularly in light of the uncertainties in the interpretation and application of intellectual property laws and regulations. Furthermore, if printed publications or other materials that we or our teachers author and/or distribute contain materials that government authorities find objectionable, these publications may have to be recalled, which could result in increased expenses, loss in revenues and adverse publicity. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our programs, services and products or be required to make changes to our course materials or websites. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our teaching, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial position.

We may lose our competitive advantage and our reputation, brand and operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property rights.

We consider our trademarks and trade name invaluable to our ability to continue to develop and enhance our brand recognition. We have spent 20 years building our “New Oriental” brand by emphasizing quality and consistency and building trust among students and parents. From time to time, our trademarks and trade name have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. However, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our trademarks and trade name by unrelated third parties may damage our reputation and brand. In addition, we have spent significant time and expense developing or licensing and localizing the content of certain educational materials, such as books, software, CD-ROMs, magazines and other periodicals, to enrich our product offerings and meet students’ needs. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

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

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests that were previously offered in paper format only are now offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Further, the Chinese Ministry of Education, or the MOE, promulgated new curriculum standards on December 28, 2011 for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English. These new curriculum standards have taken effect in the fall semester of 2012, and we had finished adapting our tutoring programs and materials to these changes in curriculum standards in July 2013. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be materially and adversely affected.

We provide preparation courses for both overseas and domestic admissions and assessment tests. In the fiscal year ended May 31, 2013, we derived a significant portion of our revenues from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests as a requirement for admission or graduation. However, the use of admissions tests in China may decline or fall out of favor with educational institutions and government authorities. For example, educational institutions and government authorities in China have recently initiated discussions and conducted early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2013, 90 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE. Students admitted through such independently administered tests still need to meet certain thresholds in the national college entrance exam. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for certain of our services may decline, and our business may be materially and adversely affected.

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

Many factors may cause our gross and net margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of five and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. In our fiscal year ended May 31, 2013, the average class size for our short-term language training and test preparation courses was approximately 10 students per class, which decreased from approximately 13 students per class in the previous fiscal year. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. Our net margin for our fiscal year ended May 31, 2013 was 14.2%, down from 17.6% in the previous fiscal year. This decrease was partly due to the increase in demand for our smaller-sized classes. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to increasing demand for our smaller-sized classes and/or other factors.

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

We derived approximately 41.6% of our total net revenues for the fiscal year ended May 31, 2013 from our operations in Beijing, Shanghai, Wuhan and Guangzhou, and we expect these four cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2013, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20- F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or unavailability of our online programs. We cannot assure you that we will be able to timely expand our online program infrastructure to meet demand for such programs. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. If the computer center at our headquarters is damaged by natural disaster, there could be a service delay of up to four hours until our offsite data backup center restores service on our website. We are planning to build an off-site computer center which is expected to restore service within several minutes following significant damage to our on-site computer center.

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

Terrorist attacks, geopolitical uncertainty and international conflicts involving the U.S. and elsewhere, such as the attacks on September 11, 2001 and the Boston marathon bombings on April 15, 2013, could have an adverse effect on our overseas test preparation courses and English language training courses. Such attacks may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollments for our test preparation and English language training courses and could have an adverse effect on our overall business and results of operations.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2011, 2012 and 2013, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 97.2% and 99.1%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Within the existing contractual arrangements, seven of our wholly owned subsidiaries in China have entered into a series of service agreements with New Oriental China and its schools and subsidiaries to enable them to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. However, under certain service agreements, the renewal of the agreements requires both parties’ consents, and in a number of other service agreements, the schools and subsidiaries to New Oriental China may terminate the relevant agreements according to provisions without our consent if our wholly owned subsidiaries breach the terms of the service agreements. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for more information. We believe that our exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion, and the power of attorney that New Oriental China’s shareholder has granted to us, effectively enable us to have the ability to cause the related service contracts to be renewed when needed. However, if we are not able to renew these service agreements when they expire or the school and subsidiaries of New Oriental China terminate these agreements according to terms and conditions thereunder, our ability to receive the economic benefits of New Oriental China and its schools and subsidiaries may be adversely affected.

Our ability to enforce the equity pledge agreements between us and New Oriental China’s shareholder may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements among New Oriental China, Century Friendship and five of our wholly owned subsidiaries in China, Century Friendship, as New Oriental China’s sole shareholder, agrees to pledge its equity interests in New Oriental China to our subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant contractual arrangements. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If New Oriental China or its shareholder fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of New Oriental China in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in New Oriental China. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Shanghai Smart Words Software Technology Co., Ltd., or Shanghai Smart Words, which is one of our PRC wholly owned subsidiaries and a party to the option agreement with New Oriental China’s shareholder, to designate another PRC person or entity to replace the existing shareholder of New Oriental China pursuant to the direct transfer option we have under the option agreement.

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

New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is beneficially owned by Mr. Michael Minhong Yu, our founder, chairman and chief executive officer. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 16.4% of our total common shares issued and outstanding as of September 20, 2013. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer Technology Co., Ltd., or Beijing Pioneer, our wholly owned PRC subsidiary, could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. As of May 31, 2013, 22 of our schools elected as schools not requiring reasonable returns, 30 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified.

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

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development, which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. However, this outline is still new and no further law or regulation has been promulgated to implement the outline. If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises. For the year ended May 31, 2013, schools that accounted for approximately 62.3% of our consolidated net revenues were subject to a 25% income tax rate. Historically, the effective income tax rates for all our schools were 10.98%, 9.93% and 10.26% in the fiscal years ended May 31, 2011, 2012 and 2013, respectively. Additionally, if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny. As a result, implementation of this reform policy may adversely affect our results of operations.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 and the first half of 2013. It is unclear whether the European sovereign debt crisis will be contained and when the Chinese economy will resume the high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the relationship between China and Japan.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China, the broadest measure of inflation, was 2.1% for May 2013. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

In December 2008, two of our wholly owned subsidiaries in China, Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, and Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, and one subsidiary of New Oriental China, Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Xuncheng Network, were recertified as “high and new technology enterprise” in Beijing. All of them are entitled to a 15% tax rate as long as they continue to qualify as a high and new technology enterprise. Enterprises that qualify as a “newly established software enterprise” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Pioneer, Shanghai Smart Words and Beijing Smart Wood qualified as newly established software enterprises and were exempt from income taxes from January 2010 through December 31, 2011, from January 2011 through December 31, 2012 and from January 2012 through December 31, 2013, respectively, and a tax rate of 12.5% through December 31, 2014, through December 31, 2015 and through December 31, 2016, respectively.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2013, 22 of our schools elected as schools not requiring reasonable returns, 30 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. On July 8, 2013, Shanghai promulgated the Interim Measures for the Registration of Operational Private Training Institutions, or Measure No. 5, which requires for-profit private training institutions to register with local administration of industry and commerce bureau. The Measure No. 5 came into effect on August 8, 2013 and will remain effective for two years. Our school in Shanghai has been subject to 25% standard enterprise income tax, and is thus not affected by Measure No. 5. However, if similar regulations or policies are promulgated in other cities where we operate, and our schools choose to be or are required to be registered as for-profit private training institutions, they may be required to pay 25% standard enterprise income tax, which may be higher than the tax rates they are currently subject to, and our results of operations may be materially and adversely affected. Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2013. Preferential tax treatments granted to us by governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially to those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and another accounting firm in China. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the CSRC and the PRC Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. The PCAOB continues to be in discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on stock exchanges in the United States. It is likely that how the administrative proceedings will develop will depend in substantial part on how the MOU is applied in practice and whether the parties to the MOU can make further progress with regard to the cooperation in joint inspection. Therefore, it is difficult to determine the outcome of the administrative proceedings and the consequences thereof to us. Any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2013 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2013. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 50 cities in China.

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

Since our inception in 1993, we have had approximately 16.1 million cumulative student enrollments. In the fiscal year ended May 31, 2013, we had approximately 2.5 million student enrollments, including approximately 1.8 million student enrollments in our language training programs and approximately 0.7 million student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$539.9 million for the fiscal year ended May 31, 2011 to US$959.9 million for the fiscal year ended May 31, 2013, representing a compound annual growth rate, or CAGR, of 33.3%. Net revenues from our language training and test preparation courses accounted for 86.6%, 85.6% and 85.3%, respectively, of our total net revenues in the fiscal years ended May 31, 2011, 2012 and 2013. Net income attributable to New Oriental Education & Technology Group Inc. increased from US$101.8 million in the fiscal year ended May 31, 2011 to US$136.3 million in the fiscal year ended May 31, 2013, representing a CAGR of 15.7%.

Our Network

We deliver our educational programs, services and products to students through an extensive physical network of 57 schools, 669 learning centers and 32 bookstores operated by us, over 5,000 third-party bookstores and approximately 17,000 teachers in 50 cities as of May 31, 2013, as well as through our online network, which had approximately 8.5 million registered users as of May 31, 2013. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We plan to continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for our Yangzhou school, part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou and Changsha. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2013.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	5	64	1
Shanghai	1	54	1
Guangzhou	1	29	1
Wuhan	1	44	1
Yangzhou	1	—	—
Tianjin	1	34	1
Xi’an	1	19	1
Nanjing	2	15	1
Shenyang	1	26	1
Chongqing	1	11	1
Chengdu	1	16	1
Shenzhen	1	15	—
Xiangyang	1	8	—
Taiyuan	1	23	1
Haerbin	1	15	1
Changsha	1	18	1
Jinan	1	21	1
Zhengzhou	1	29	1
Hangzhou	1	22	1
Changchun	3	34	1
Shijiazhuang	1	9	1
Suzhou	1	11	1

City	Number of schools	Number of learning centers	Number of bookstores
Zhuzhou	1	2	—
Anshan	1	2	—
Hefei	1	11	1
Kunming	1	26	1
Wuxi	1	6	—
Foshan	1	3	—
Fuzhou	1	11	1
Yichang	1	—	—
Nanchang	1	18	1
Jingzhou	1	2	—
Dalian	1	9	1
Lanzhou	1	8	1
Huangshi	1	2	—
Ningbo	1	4	1
Xiamen	1	9	1
Qingdao	1	6	1
Nanning	1	5	—
Xuzhou	1	6	1
Xiangtan	1	—	—
Zhenjiang	1	1	—
Luoyang	1	3	1
Nantong	1	—	—
Jilin	1	2	—
Guiyang	1	3	—
Hohhot	1	4	1
Tangshan	1	3	—
Urumqi	1	4	1
Shiyan	1	2	—
Total	57	669	32

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a full-time secondary school in Beijing, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We update and expand our course offerings frequently in response to evolving market needs. We currently have a full-time staff of approximately 450 people involved in our centralized curriculum development process. Our program, service and product offerings are generally divided into seven areas: test preparation; K-12 after-school tutoring, language training; primary and secondary schools and kindergartens; educational content, software and other technology development and distribution; online education; and other services and products.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2013, we had approximately 738,000 student enrollments in our test preparation courses, of which approximately 326,000 were in overseas test preparation courses, 411,000 were in PRC test preparation courses.

We offer test preparation courses for the following major overseas exams: TOEFL, SAT, ACT, IELTS, GRE, GMAT, LSAT, BEC and TOEIC. In addition, we offer test preparation classes for the following major PRC admissions tests: CET 4, CET 6, National Tests for Entrance into Master’s Degree Programs, Professional Title English Test and PETS. In November 2007, Educational Testing Service, the creator of TOEFL, and New Oriental reached an agreement making New Oriental’s language schools the only language schools in China authorized by the Educational Testing Service to sell the TOEFL Practice Online, or the TPO, in their training classes. As part of the agreement, New Oriental has an exclusive right to provide the TPO as a component of its language training or test preparation courses and may also sell the TPO to the general public through its bookstores. Educational Testing Service will continue to sell the TPO on its own website and through its subsidiaries or other third-party resellers.

In our fiscal year ended May 31, 2013, approximately 39.0% and 15.6% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 18.4% of the total student enrollments in our PRC test preparation courses took place in Beijing. Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized small class program discussed above, our experienced teachers generally teach in large classes ranging from 50 to 500 students. Our students enroll in a 20- to 160-hour program with classes meeting one to four times per week for approximately 2.5 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB150 to RMB25,000 per course.

K-12 After-School Tutoring Courses

After-School Tutoring Courses for Middle School and High School Students. Given the intense competition to gain admission into top high schools and higher education institutions in China, exam scores can be a deciding factor in gaining admission. Our after-school tutoring courses for middle school and high school students are designed to supplement students’ regular school curricula and help students achieve better scores on entrance exams for admission into high schools or higher education institutions.

English proficiency is tested as a major subject of entrance exams for admission into China’s high schools, colleges and universities. In 2002, we first established English after-school training program for middle and high school students. In March 2008, we launched our “New Oriental U-Can All Subjects” training program, which targets middle and high school Chinese students from ages 13 to 18 who are preparing for the high school entrance examination in China, known as the zhongkao and the college entrance examination, known as the gaokao. The gaokao is required for admission to bachelor degree programs and most associate degree programs at Chinese colleges and universities. To complement New Oriental U-Can All Subjects training program, we provide tutoring services to students who seek to retake the gaokao through Tongwen Gaokao School, a private school based in Changchun. In February 2009, we launched a customized learning program for students from ages 12 to 18, offering small class size tutoring ranging from one to five students per class, in all subjects required for the college and high school entrance examinations, respectively. With this strategy of offering affordable larger classes and higher priced individualized small classes for school aged children, we aim to capture more market share in the after-school training market in China.

Our typical U-Can All Subjects after-school tutoring courses for middle school and high school students last for 8 to 16 weeks with classroom instruction one to four times per week for 1.5 to 5 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of these courses typically range from 1 to approximately 100 students per class.

In our fiscal year ended May 31, 2013, we had approximately 750,000 student enrollments in our after-school tutoring courses for middle school and high school students, and approximately 21.5%, 12.1%, and 5.4% of the enrollments took place in Beijing, Xi’an and Nanchang, respectively. Course fees for our English training courses for middle school and high school students range from approximately RMB200 to approximately RMB3,500 per course.

After- School Tutoring Courses for Children. English is a major subject in elementary schools. We established our English for children program in 2002 for children in kindergarten through grade six and it has achieved rapid growth since that time. We designed our English for children program based upon the following principles: (1) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula and the skills and abilities of the individual child and adapting to his or her particular needs; (2) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (3) we help children develop a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2008, we launched our “Pop Kids All Subjects” training program, which offered after-school tutoring courses in English, Math, Chinese, writing, music and Arts for children in kindergarten and elementary schools.

Our after-school tutoring courses for children are typically divided into classes of 1 to approximately 25 students per class. Students attend class one to two times per week for 1.5 to 2 hours per class. We test our students to measure their progress and make sure they are progressing as needed to advance to the next book and class level without jeopardizing the fundamentals that will allow them to excel in the future.

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

In our fiscal year ended May 31, 2013, we had approximately 729,000 student enrollments in our Pop Kids All Subjects after-school tutoring courses and approximately 12.7%, 8.8% and 7.2% of the enrollments took place in Wuhan, Guangzhou and Beijing, respectively. Course fees for these courses range from approximately RMB100 to approximately RMB2,000 per course.

Language Training Courses for Adults

Our language training courses primarily consist of various types of English language training courses. We also provide training courses for other foreign languages, including German, Japanese, French, Korean and Spanish.

English language training courses is a primary component of our language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency. Our English for adults program offers courses designed to teach and improve students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for 6 to 12 weeks with classroom instruction one to four times per week for two to five hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of our English for adults courses typically range from 1 to approximately 150 students per class.

In our fiscal year ended May 31, 2013, we had approximately 174,000 student enrollments in our English for adults courses and approximately 28.2%, 15.2% and 7.2% of the total enrollments were for courses taught in Beijing, Shanghai and Wuhan, respectively. Course fees for our English for adults courses range from approximately RMB300 to approximately RMB3,000 per course.

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. In our fiscal year ended May 31, 2013, we had over 3,700 students at the Yangzhou school, approximately 51% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 380 teachers and 280 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2013, the school accepted 1,100 students out of over approximately 2,100 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2013, tuition at the Yangzhou school ranged from RMB17,000 to RMB21,000 per year.

In July 2006, we established an international high school program within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high school aims to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. Each of the students of the class of 2013 of the international high school program at our Yangzhou school was admitted into at least one of the top 100 universities in the United States. In our fiscal year ended May 31, 2013, tuition at our international school ranges from RMB80,000 to RMB90,000 per year.

Educational Content, Software and other Technology Development and Distribution

We develop and edit educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals. We distribute these materials through various distribution channels, consisting of our classrooms and bookstores as well as third-party distributors. In the fiscal year ended May 31, 2013, we developed and edited over 200 titles and distributed over 11.1 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with Pearson Education, The McGraw-Hill Companies, Cambridge University Press, Oxford University Press, McMillan, Harper Collins, Barron’s or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com. As of May 31, 2013, approximately 8.5 million users had registered accounts with us, with access to free informational content on our website. In the fiscal year ended May 31, 2013, we had approximately 176,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses.

We currently offer approximately 2,000 online courses, including language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded lectures. Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. As a supplement to our online courses, we also offer many online study services, including course planning, testing, composition correcting and one-on-one tutoring. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

Partially through our Koolearn.com website, we also offer enterprise clients customized training services. By working closely with enterprise clients, we gain a good understanding of the clients’ specific training needs and design training solutions to meet those needs. We also have the capability to develop customized e-learning management systems for enterprise clients.

Other Services

Overseas Studies Consulting. Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel students with the immigration process for overseas studies, such as obtaining visas and housing. We charge each student a fee based on the scope of consulting services requested by the student.

Pre-school Education. In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing, which currently has 140 students. In April 2009, we opened a kindergarten in Nanjing. As of May 31, 2013, our two kindergartens had a total of 380 students. In our fiscal year ended May 31, 2013, we also had approximately 380 student enrollments in two early childhood learning centers in Beijing.

Brand Name Cooperation. In January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation schools operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these schools are not included as our student enrollments. As of May 31, 2013, there were a total of 22 brand cooperation schools. For the fiscal years ended May 31, 2011, 2012 and 2013, we recognized revenues in an aggregate amount of US$249,000, US$811,000 and US$1,577,000, respectively, from license and training fees received from these schools.

Marketing and Student Recruitment

We employ a variety of marketing and recruiting methods to attract students. We have positioned ourselves as a provider of private educational services that inspires students to achieve their potential and build self-confidence and that boosts students’ enthusiasm for learning. We believe prospective students are attracted to our schools due to our excellent brand name, the quality of our programs and our relatively long operating history in the private education sector.

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

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. Except for our primary and secondary school in Yangzhou and a private secondary school in Beijing, which provide graduation certifications to students, none of the schools operated by New Oriental China provides a diploma or certification to students.

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

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of May 31, 2013, 22, of our schools elected as schools not requiring reasonable returns, 30 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified. Preferential tax treatments granted to our schools by governmental authorities are subject to review and may be adjusted or revoked at any time in the future.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2013, New Oriental China was the sponsor of 55 schools and Beijing New Oriental Stars was the sponsor of two kindergartens.

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

Notwithstanding the legal uncertainties surrounding this issue, we believe that the potential risk that we will not receive all of the residual assets upon the liquidation of a school is immaterial. There were no capital contributions made by any PRC governmental authorities to our schools. Nor did any of our schools ever receive donations from any third parties, including PRC governmental authorities or any third party enterprises. Since the Law for Promoting Private Education became effective on September 1, 2003, we and our PRC counsel are not aware of any case in China where a private school became state property or was otherwise appropriated by a government authority upon liquidation without the prior consent of its sponsor. We historically have never liquidated any school that was profitable and we have no plan to do so in the future. If, for any reason, we would like to divest a profitable school, a commercially sensible way to do so is to sell the school, rather than to liquidate the school. In this situation, the sponsor is entitled to receive consideration for transferring sponsorship, which often exceeds its initial investment in the school.

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

Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020)

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot. Under this notice, the PRC government plans to implement a for-profit and non- profit classified management of the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School. However, the above outline and the innovation pilot is still new and no further national law or regulation has been promulgated to implement them and, except in Shanghai, no other local government of the pilot areas has promulgated relevant regulations on differentiated management of the private schools and for-profit training institutions. On July 8, 2013, Shanghai promulgated the Interim Measures for the Registration of Operational Private Training Institutions, or Measure No. 5, which requires for-profit private training institutions to register with local administration of industry and commerce bureau. Measure No. 5 came into effect on August 8, 2013 and will remain effective for two years. Our school in Shanghai has been subject to 25% standard enterprise income tax, and is thus not affected by Measure No. 5. However, if similar regulations or policies are promulgated in other cities where we operate, and our schools choose to be or are required to be registered as for-profit private training institutions, they may be required to pay 25% standard enterprise income tax, which is higher than the tax rates they are currently subject to. In addition, if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny and the education authorities may not allow our schools to pay us services fees under the contractual arrangements as they currently do. As a result, the implementation of this reform may adversely affect our results of operations.

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

Regulations on Publishing and Distribution of Publications

On December 25, 2001, the State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which became effective on February 1, 2002 and was later amended on March 19, 2011. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

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

The Administrative Regulations on Publishing Audio-Video Products was later amended on March 19, 2011, pursuant to which the Permit for Operating Audio-Video Products is replaced by the Permit for Operating Publications. In addition, GAPP and the Ministry of Commerce jointly issued the Administrative Regulations on Publications Market, which became effective on March 25, 2011, or the New Administrative Regulations on Publications Market. According to the New Administrative Regulations on Publication Market, the distribution of publications is still subject to the same license system provided in the Administrative Regulations on Publications Market, except that the scope of publications is widened to include audio and video products. Upon the effectiveness of the New Administrative Regulations on Publications Market, the Administrative Regulations on Publications Market ceased to be effective, and entities or individuals engaging in distribution of publications, including audio-video products, shall only need to hold a Permit for Operating Publications Business, while a Permit for Publishing Audio-Video Products shall no longer be needed.

The subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications have obtained the relevant Permits for Operating Publications. During the term of the above-mentioned permits or licenses, GAPP or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits or licenses. If the subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. Our trademarks “新东方” and “New Oriental” were recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province.

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

Regulations on Offshore Lending

On November 19, 2012, the SAFE promulgated the Circular regarding Further Improvement and Adjustment of Policies on Foreign Exchange Administration of Direct Investment, or Circular 59, which aims to simplify foreign exchange administration procedures concerning inbound and outbound direct investment. Pursuant to Circular 59, foreign invested enterprises are permitted to make loans to its offshore parent company provided that the amount of the lending is not greater than the sum of the distributed but unremitted profits and the proportionate undistributed profits.

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

Three of our wholly owned subsidiaries in China, Beijing Pioneer, Shanghai Smart Words and Beijing Smart Wood, are qualified as Software Enterprises. Beijing Pioneer was exempt from income taxes from January 2010 through December 31, 2011 and have a tax rate of 12.5% through December 31, 2014. Shanghai Smart Words was exempt from income taxes from January 2011 through December 31, 2012 and have a tax rate of 12.5% through December 31, 2015. Beijing Smart Wood is exempt from income taxes from January 1, 2012 through December 31, 2013 followed by a 12.5% tax rate through December 31, 2016. Based on the criteria set out by Circular 27, we believe that another two of our wholly owned subsidiaries in China, Beijing Joy Tend Technology Co., Ltd., or Beijing Joy Tend and Beijing Right Time Technology Co., Ltd., or Beijing Right Time, satisfy the criteria of a Software Enterprise. However, this status is subject to the approval by respective tax authorities.

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

On November 11, 2011, as approved by the State Council, the Ministry of Finance and the State Administration of Taxation, promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Shanghai, or Circular No. 111, attached with three relevant annexes, namely (1) Annex 1-Measures for the Implementation of the Pilot Practice of Replacing Value Added Tax with Business Tax in the Transportation Industry and Some Modern Service Industries, (2) Annex 2- Provisions on Relevant Matters Concerning the Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, and (3) Annex 3- Provisions on the Transitional Policies for the Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries. Circular No. 111 and its annexes stipulated that the launch of a pilot practice of replacing business tax with value-added tax (“Pilot Practice”) would commence in the transportation industry and some modern service industries, including software service and information system service, in Shanghai beginning in January 1, 2012. On July 31, 2012, upon approval by the State Council, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Beijing and other Seven Provinces and Municipalities, or Circular No. 71, which expanded the region for the Pilot Practice from Shanghai to Beijing and other regions. The Pilot Practice commenced in Beijing on August 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding Nationwide Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, or Circular No. 37, which started implementation from August 1, 2018 replacing Circular No. 11 and Circular No. 71.

C.	Organizational Structure

Substantially all of our operations are conducted in China through contractual arrangements between our wholly owned subsidiaries in China, New Oriental China (our variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly owned subsidiaries that are parties to these contractual arrangements are Beijing Hewstone, Beijing Decision, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend and Beijing Right Time. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Each of Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend and Beijing Right Time primarily engages in the educational software development business.

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

In 2013, Beijing Hewstone established a wholly-owned subsidiary in China, Beijing Sincerity Technology Co., Ltd,, or Beijing Sincerity, which holds our oversea study tour business.

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

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly owned subsidiaries in China, including Beijing Hewstone, Beijing Decision, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend and Beijing Right Time and New Oriental China, its schools and subsidiaries and its shareholder. In the fiscal years ended May 31, 2011, 2012 and 2013, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 97.2% and 99.0%, respectively, of our total net revenues. New Oriental China is our variable interest entity which is directly wholly owned by Century Friendship, a PRC domestic company controlled by Mr. Michael Minghong Yu, our founder, chairman and chief executive officer.

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

Service Agreements. Seven of our wholly owned subsidiaries in China have entered into a series of service agreements with New Oriental China and its schools and subsidiaries to enable them to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. In the fiscal years ended May 31, 2011, 2012 and 2013, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$65.7 million, US$118.6 million and US$146.6 million, respectively.

There are four categories of service agreements, namely, new enrollment system development service agreements, other operating service agreements, sale of educational software agreements and trademark license agreements, each of which is summarized below.

New Enrollment System Development Service Agreements. Since 2005, Beijing Decision has entered into new enrollment system service agreements with certain schools of New Oriental China, under which Beijing Decision agreed to provide new enrollment system development and regular maintenance services to the schools of New Oriental China for a fee calculated based upon the number of enrollments. For the fiscal year ended May 31, 2013, there were 15 new enrollment system service agreements. Fourteen of these agreements may be renewed by both parties to the agreements, and one of these agreements provides automatic renew terms. The service fees are equal to the applicable fee rate multiplied by the number of student enrollments. The fees under the agreements are subject to the periodic review by our group financial department and are typically reviewed and adjusted each year. If no adjustment is made, the most recent fee rate will apply. For the fiscal year ended May 31, 2013, the fee rate was up to RMB30 per new student enrollment.

Other Operating Service Agreements. Pursuant to the operating service agreements between certain of our wholly owned subsidiaries in China and certain schools or subsidiaries of New Oriental China, our wholly owned subsidiaries in China have agreed to provide certain operating services to the schools or subsidiaries of New Oriental China for fees which are calculated based on a percentage of the respective revenues of New Oriental China’s schools and subsidiaries. For the fiscal year ended May 31, 2013, there were 93 such service agreements between our wholly owned subsidiaries in China and New Oriental China’s schools and subsidiaries. Of these agreements, 84 agreements provide automatic renewal terms and New Oriental China’s schools and subsidiaries cannot terminate the agreements without the consent of our wholly owned subsidiaries in China. The remaining agreements may be renewed with mutual consent. The fees under these agreements were 1.0% to 6.0% of the monthly revenues of the applicable New Oriental China school or subsidiary for the fiscal year ended May 31, 2013. The fees under the agreements are subject to periodic review by our group financial department and typically are reviewed and adjusted each year. If no adjustment is made, the most recent fee rate will apply.

Sale of Educational Software. Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood and Shanghai Smart Words sell various self-developed educational software to New Oriental China’s schools and subsidiaries, which are in turn included as part of the course materials for students enrolled in relevant courses. For the fiscal year ended May 31, 2013, there were 182 such agreements between our wholly owned subsidiaries in China and New Oriental China’s schools or subsidiaries. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms and schools and subsidiaries of New Oriental China cannot terminate the agreements without the consent of our wholly owned subsidiaries in China. The price of the software is determined by our respective PRC subsidiaries.

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

Our headquarters are located in Beijing, China, where we own approximately 19,000 square meters of office and classroom space. In addition, we own approximately 168,000 square meters of schools in Yangzhou and an aggregate of approximately 27,000 square meters of space for our schools, learning centers and bookstores in various cities in China, including Xi’an, Tianjin, Kunming, Wuhan, Guangzhou and Changsha.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, we conduct substantially all of our education business in China through contractual arrangements between our wholly owned subsidiaries in China, New Oriental China, and the schools and subsidiaries and shareholder of New Oriental China. New Oriental China’s schools and subsidiaries hold the requisite licenses and permits necessary to conduct our educational services business in China and operate our schools and learning centers and have been directly conducting our education business and operating our schools and learning centers.

Net Revenues. In the fiscal years ended May 31, 2011, 2012 and 2013, we generated total net revenues of US$539.9 million, US$753.2 million and US$959.9 million, respectively. Our revenues are net of PRC business taxes and related surcharges, as well as scholarships and refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 90.8%, 89.6% and 89.4% of our total net revenues in the fiscal years ended May 31, 2011, 2012 and 2013, respectively; and

•	books and others, which accounted for 9.2%, 10.4% and 10.6% of our total net revenues in the fiscal years ended May 31, 2011, 2012 and 2013, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education and online education. Revenues from language training courses and test preparation courses accounted for 86.6%, 85.6% and 85.3%, respectively, of our total net revenues in the fiscal years ended May 31, 2011, 2012 and 2013.

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

	For the Year Ended
(in thousands, except percentages)	2011		2012		2013
	US$	%	US$	%	US$	%
Net revenues	539,851	100	753,195	100	959,854	100
Operating costs and expenses:
Cost of revenues	(213,779)	(39.6)	(293,063)	(38.9)	(384,177)	(40.0)
Selling and marketing	(81,954)	(15.2)	(113,568)	(15.1)	(142,098)	(14.8)
General and administrative	(148,409)	(27.5)	(226,404)	(30.1)	(311,014)	(32.4)
Loss on disposal of subsidiaries	(1,537)	(0.3)	—	—	—	—

Total operating costs and expenses	(445,679)	(82.6)	(633,035)	(84.1)	(837,289)	(87.2)

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

Cost of Revenues. Cost of revenues for educational programs and services primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services, as well as costs of course materials. Cost of books and other materials primarily consist of printing costs of books and other materials, and licenses fees, royalties and other fees paid to content licensors, publishing companies and third-party distributors. We anticipate that our total cost of revenues will continue to increase as we continue to open new schools and learning centers and hire additional teachers.

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

Share-based Compensation Expenses. In January 2006, we adopted the 2006 Share Incentive Plan, under which we are authorized to, starting from 2006, issue up to 8,000,000 common shares pursuant to awards (including options) granted under the plan to our employees, directors and consultants in 2006, as well as additional shares in future periods. In the fiscal years ended May 31, 2006 and 2007, we granted options to purchase a total of 12,766,000 common shares, and in the fiscal year ended May 31, 2012, we granted options to purchase 3,060,000 common shares. Of those options, options to purchase 2,001,608 common shares had been forfeited as of May 31, 2013. During the past six fiscal years, we have granted a total of 7,208,841 non-vested equity shares, including 208,590 shares granted in the fiscal year ended May 31, 2013, of which 983,385 shares had been forfeited as of May 31, 2013. We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended
(in thousands, except percentages)	2011		2012		2013
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
Cost of revenues	900	6.0	216	0.9	—	—
Selling and marketing	—	—	—	—	—	—
General and administrative	14,145	94.0	23,909	99.1	27,242	100.0

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

PRC

Other than our primary and secondary schools, our operating entities in China are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges, and a value-added tax at varying rates ranging from 3% to 17% on gross revenues from sales of books, educational software and other products. According to the then-in-effect Circular No. 111 and Circular No. 71 issued by the Ministry of Finance and the State Administration of Taxation on November 11, 2011 and July 31, 2012, respectively, the new enrollment system development services and other operating services provided by Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Smart Wood and Beijing Pioneer which were previously subject to business tax before the implementation of Circular No. 111 and Circular No. 71, have since become subject to value-added tax following the implantation of these two circulars. Pursuant to the same, the operating services provided by Beijing Joy Tend and Beijing Right Time are also subject to value-added tax. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation promulgated Circular No. 37, which replaces Circular No. 111 and Circular No. 71 and expands such practice of replacing business tax with value-added tax to nationwide starting August 1, 2013. Following the change from business tax to value-added tax, the applicable tax rate for such services shall increase by 1%, from 5% up to 6%, while the tax payable amount of value-added tax relating to such services shall be the output tax amount in a tax period minus input tax amount in the same period. Circular No. 37 and the relevant implementation measures and rules are relatively new and the interpretation and enforcement this circular involve uncertainties; however, to date, the practices instituted under the new circular have had no material adverse effect on the tax positions of our operating entities in China.

With regard to income tax, according to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2013, 22 of our schools elected as schools not requiring reasonable returns, 30 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. Among our schools in the four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2013, three schools are subject to the standard 25% enterprise income tax rate and one school is not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2013.

Under PRC laws and regulations in effect before January 1, 2008, three wholly owned subsidiaries of our company in China, Beijing Judgment, Beijing Hewstone and Beijing Decision, and one subsidiary of New Oriental China, Xuncheng Network, were certified as “high and new technology enterprises” located in a high-tech zone in Beijing as their primary sources of revenues were educational software development and educational technology development and implementation. However, the implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008, respectively, have provided new criteria for such “high and new technology enterprises” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments. In December 2008, Beijing Hewstone and Beijing Decision and Xuncheng Network were recertified as “high and new technology enterprise” in Beijing. All of them are entitled to a 15% tax rate as long as they continue to qualify as a high and new technology enterprise. The deferred tax balance of Beijing Decision, Beijing Hewstone and Xucheng Network is calculated at a rate of 15%, as we expect Beijing Decision, Beijing Hewstone and Xucheng Network to continue to be qualified as “high and new technology enterprise.” As Beijing Judgment did not seek recertification, it became subject to the standard enterprise income tax rate of 25% from 2008. Enterprises that qualify as a “newly established software enterprise” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Three of our wholly owned subsidiaries in China, Beijing Pioneer, Shanghai Smart Words and Beijing Smart Wood, are qualified as Software Enterprises. Beijing Pioneer was exempt from income taxes from January 2010 through December 31, 2011 and have a tax rate of 12.5% through December 31, 2014. Shanghai Smart Words was exempt from income taxes from January 2011 through December 31, 2012 and have a tax rate of 12.5% through December 31, 2015. Beijing Smart Wood is exempt from income taxes from January 1, 2012 through December 31, 2013 followed by a 12.5% tax rate through December 31, 2016. Based on the criteria set out by Circular 27, we believe that other two of our wholly owned subsidiaries in China, Beijing Joy Tend Technology Co., Ltd., or Beijing Joy Tend and Beijing Right Time Technology Co., Ltd., or Beijing Right Time, satisfy the criteria of a Software Enterprise. However, the status of Beijing Joy Tend and Beijing Right Time is subject to the approval by respective tax authorities.

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

Discontinued Operations

In July 2012, our company transferred the ownership of Elite English, which provides high-end, personalized and advanced English language training, to Mr. Yunkai Weng, the head of Elite English, for US$5,500,000 through three installments during the period from May 2014 to May 2016. As a result, the financial results associated with Elite English have been presented as discontinued operations in fiscal years ended May 31, 2011, 2012 and 2013.

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

	For the Year Ended May 31,
(in thousands of US$)	2011	2012	2013
Net revenues:
Educational programs and services	490,418	675,189	857,685
Books and others	49,433	78,006	102,169
Total net revenues	539,851	753,195	959,854
Operating costs and expenses(1):
Cost of revenues	(213,779)	(293,063)	(384,177)
Selling and marketing	(81,954)	(113,568)	(142,098)
General and administrative	(148,409)	(226,404)	(311,014)
Loss on disposal of subsidiaries	(1,537)	—	—

Total operating costs and expenses	(445,679)	(633,035)	(837,289)

Operating income	94,172	120,160	122,565
Other income, net	14,258	26,528	29,466
Provision for income taxes	(8,236)	(10,772)	(15,355)
Income from continuing operations	100,194	135,916	136,676
Gain (Loss) from discontinued operations, net of tax	1,345	(3,228)	(407)
Net income	101,539	132,688	136,269
Less: Net income attributable to the noncontrolling interests	235	—	—

Net income attributable to New Oriental Education & Technology Group	101,774	132,688	136,269

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2011	2012	2013
Cost of revenues	900	216	—
Selling and marketing	—	—	—
General and administrative	14,145	23,909	27,242

Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012

Net Revenues. Our total net revenues from our continued operations increased by 27.4% from US$753.2 million for the fiscal year ended May 31, 2012 to US$959.9 million for the fiscal year ended May 31, 2013. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services from our continued operations increased by 27.0% from US$675.2 million for the fiscal year ended May 31, 2012 to US$857.7 million for the fiscal year ended May 31, 2013. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$645.0 million in the fiscal year ended May 31, 2012 to US$818.6 million in the fiscal year ended May 31, 2013. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 2.4 million in the fiscal year ended May 31, 2012 to approximately 2.5 million in the fiscal year ended May 31, 2013, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students, language training courses for children and PRC test preparation courses. Our total number of schools and learning centers increased from 55 and 609, respectively, as of May 31, 2012, to 57 and 669, respectively, as of May 31, 2013.

•

Books and Others. Net revenues from sales of books and other educational materials and services from our continued operations increased by 31.0% from US$78.0 million in the fiscal year ended May 31, 2012 to US$102.2 million in the fiscal year ended May 31, 2013, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2013, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses from our continued operations increased by 32.3% from US$633.0 million in the fiscal year ended May 31, 2012 to US$837.3 million in the fiscal year ended May 31, 2013. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•

Cost of Revenues. Our cost of revenues from our continued operations increased by 31.1% from US$293.1 million in the fiscal year ended May 31, 2012 to US$384.2 million in the fiscal year ended May 31, 2013. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers mainly during the first half year of the fiscal year ended May 31, 2013, and an increase in our rental payments as the number of our schools and learning centers increased from 55 schools and 609 learning centers as of May 31, 2012 to 57 schools and 669 learning centers as of May 31, 2013.

•

Selling and Marketing Expenses. Our selling and marketing expenses from our continued operations increased by 25.1% from US$113.6 million in the fiscal year ended May 31, 2012 to US$142.1 million in the fiscal year ended May 31, 2013. This increase was primarily due to increased marketing and promotional expenses in connection with opening new learning centers and the addition of 100 new sales and marketing personnel during the fiscal year ended May 31, 2013.

•

General and Administrative Expenses. Our general and administrative expenses from our continued operations increased by 37.4% from US$226.4 million in the fiscal year ended May 31, 2012 to US$311.0 million in the fiscal year ended May 31, 2013. This increase was primarily due to an increase of US$33.9 million in personnel related expenses and the SEC investigation related expenses during the fiscal year ended May 31, 2013. General and administrative expenses for the fiscal year ended May 31, 2013 included US$27.2 million in share-based compensation expenses, an increase from US$23.9 million in the fiscal year ended May 31, 2012, which was primarily due to new grants of non-vested shares in the fiscal year ended May 31, 2013.

Other Income, Net. Our other income from our continued operations, net which primarily includes interest income, increased by 11.1% from US$26.5 million in the fiscal year ended May 31, 2012 to US$29.5 million in the fiscal year ended May 31, 2013.

Provision for Income Tax. Our income tax expense from our continued operations increased by 42.5% from US$10.8 million in the fiscal year ended May 31, 2012 to US$15.4 million in the fiscal year ended May 31, 2013. The increase was primarily due to increased taxable income of New Oriental China and greater contribution from schools or entities which are subject to higher income tax rate.

Net Income Attributable to New Oriental Education & Technology Group Inc. As a result of the foregoing, net income attributable to New Oriental Education & Technology Group Inc. increased by 2.7% from US$132.7 million for the fiscal year ended May 31, 2012 to US$136.3 million for the fiscal year ended May 31, 2013.

Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011

Net Revenues. Our total net revenues from our continued operations increased by 39.5% from US$539.9 million for the fiscal year ended May 31, 2011 to US$753.2 million for the fiscal year ended May 31, 2012. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•

Educational Programs and Services. Net revenues from our educational programs and services from our continued operations increased by 37.7% from US$490.4 million for the fiscal year ended May 31, 2011 to US$675.2 million for the fiscal year ended May 31, 2012. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$467.5 million in the fiscal year ended May 31, 2011 to US$645.0 million in the fiscal year ended May 31, 2012 and, to a lesser extent, an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 2.1 million in the fiscal year ended May 31, 2011 to approximately 2.4 million in the fiscal year ended May 31, 2012, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students, language training courses for children and PRC test preparation courses. Our total number of schools and learning centers increased from 54 and 433, respectively, as of May 31, 2011, to 55 and 609, respectively, as of May 31, 2012.

•

Books and Others. Net revenues from sales of books and other educational materials and services from our continued operations increased by 57.8% from US$49.4 million in the fiscal year ended May 31, 2011 to US$78.0 million in the fiscal year ended May 31, 2012, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2012, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses from our continued operations increased by 42.0% from US$445.7 million in the fiscal year ended May 31, 2011 to US$633.0 million in the fiscal year ended May 31, 2012. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•

Cost of Revenues. Our cost of revenues from our continued operations increased by 37.1% from US$213.8 million in the fiscal year ended May 31, 2011 to US$293.1 million in the fiscal year ended May 31, 2012. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers as we hired over 5,800 new teachers during the fiscal year ended May 31, 2012, as compared to the over 3,500 new teachers hired during the fiscal year ended May 31, 2011, and an increase in our rental payments as the number of our schools and learning centers increased from 54 schools and 433 learning centers as of May 31, 2011 to 55 schools and 609 learning centers as of May 31, 2012.

•

Selling and Marketing Expenses. Our selling and marketing expenses from our continued operations increased by 38.6% from US$82.0 million in the fiscal year ended May 31, 2011 to US$113.6 million in the fiscal year ended May 31, 2012. This increase was primarily due to increased marketing and promotional expenses in connection with opening new learning centers and the addition of over 300 new sales and marketing personnel during the fiscal year ended May 31, 2012.

•

General and Administrative Expenses. Our general and administrative expenses from our continued operations increased by 52.6% from US$148.4 million in the fiscal year ended May 31, 2011 to US$226.4 million in the fiscal year ended May 31, 2012. This increase was primarily due to an increase of US$56.0 million in personnel related expenses, primarily as a result of the addition of approximately 2,900 new general and administrative personnel during the fiscal year ended May 31, 2012. General and administrative expenses for the fiscal year ended May 31, 2012 included US$23.9 million in share-based compensation expenses, an increase from US$14.1 million in the fiscal year ended May 31, 2011.

Other Income, Net. Our other income from our continued operations, net which primarily includes interest income, increased by 86.1% from US$14.3 million in the fiscal year ended May 31, 2011 to US$26.5 million in the fiscal year ended May 31, 2012.

Provision for Income Tax. Our income tax expense from our continued operations increased by 30.8% from US$8.2 million in the fiscal year ended May 31, 2011 to US$10.8 million in the fiscal year ended May 31, 2012. The increase was primarily due to increased taxable income of New Oriental China.

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

Net revenues from our language training and test preparation courses from our continued operations accounted for 86.6%, 85.6% and 85.3%, respectively, of our total net revenues in the fiscal years ended May 31, 2011, 2012 and 2013. Net revenues from our primary and secondary school education from our continued operations accounted for 2.5%, 2.4% and 2.2%, respectively, of our total net revenues from our continued operations in the fiscal years ended May 31, 2011, 2012 and 2013. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary schools ratably over the corresponding academic year.

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

The following table lists our net revenues and operating costs and expenses from our continued operations by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands of US$)	2011	2012	2013
Net revenues of reportable segments:
Language training and test preparation courses	467,542	644,981	818,550
Primary and secondary education	13,766	17,757	20,712

Total net revenues of reportable segments	481,308	662,738	839,262

Total net revenues of our company	539,851	753,195	959,854
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(182,528)	(245,169)	(328,663)
Primary and secondary education	(6,398)	(8,160)	(8,396)
Selling and marketing:
Language training and test preparation courses	(61,477)	(77,064)	(96,064)
Primary and secondary education	(637)	(1,335)	(1,712)
General and administrative:
Language training and test preparation courses	(97,389)	(149,316)	(198,718)
Primary and secondary education	(4,145)	(5,532)	(6,648)

Total operating costs and expenses of reportable segments	(352,574)	(486,576)	(640,201)

Total operating costs and expenses of our company	(445,679)	(633,035)	(837,289)

Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses from our continued operations increased by 26.9% from US$645.0 million for the fiscal year ended May 31, 2012 to US$818.6 million for the fiscal year ended May 31, 2013, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education from our continued operations increased by 16.6% from US$17.8 million for the fiscal year ended May 31, 2012 to US$20.7 million for the fiscal year ended May 31, 2013, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses from our continued operations increased by 34.1% from US$245.2 million for the fiscal year ended May 31, 2012 to US$328.7 million for the fiscal year ended May 31, 2013, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012—Operating Costs and Expenses—Cost of Revenues.”

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education from our continued operations increased from US$8.2 million for the fiscal year ended May 31, 2012 to US$8.4 million for the fiscal year ended May 31, 2013, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses from our continued operations increased by 24.7% from US$77.1 million for the fiscal year ended May 31, 2012 to US$96.1 million for the fiscal year ended May 31, 2013, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education from our continued operations increased by 28.2% from US$1.3 million for the fiscal year ended May 31, 2012 to US$1.7 million for the fiscal year ended May 31, 2013, primarily due to an increase in advertisement expenses.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses from our continued operations increased by 33.1% from US$149.3 million for the fiscal year ended May 31, 2012 to US$198.7 million for the fiscal year ended May 31, 2013, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012—Operating Costs and Expenses—General and Administrative Expenses.”

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education from our continued operations increased by 20.2% from US$5.5 million for the fiscal year ended May 31, 2012 to US$6.6 million for the fiscal year ended May 31, 2013, primarily due to an increase in salaries and welfare benefits for administrative staff.

Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011

Net Revenues of Reportable Segments

•

Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses from our continued operations increased by 38.0% from US$467.5 million for the fiscal year ended May 31, 2011 to US$645.0 million for the fiscal year ended May 31, 2012, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011—Net Revenues—Educational Programs and Services.”

•

Primary and Secondary School Education. Net revenues from our primary and secondary school education from our continued operations increased by 29.0% from US$13.8 million for the fiscal year ended May 31, 2011 to US$17.8 million for the fiscal year ended May 31, 2012, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•

Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation course from our continued operations increased by 34.3% from US$182.5 million for the fiscal year ended May 31, 2011 to US$245.2 million for the fiscal year ended May 31, 2012, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011—Operating Costs and Expenses—Cost of Revenues.”

•

Primary and Secondary School Education. Cost of revenues for our primary and secondary school education from our continued operations increased from US$6.4 million for the fiscal year ended May 31, 2011 to US$8.2 million for the fiscal year ended May 31, 2012, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•

Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses from our continued operations increased by 25.4% from US$61.5 million for the fiscal year ended May 31, 2011 to US$77.1 million for the fiscal year ended May 31, 2012, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education from our continued operations increased by 109.6% from US$0.6 million for the fiscal year ended May 31, 2011 to US$1.3 million for the fiscal year ended May 31, 2012, primarily due to an increase in advertisement expenses.

General and Administrative Expenses

•

Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses from our continued operations increased by 53.3% from US$97.4 million for the fiscal year ended May 31, 2011 to US$149.3 million for the fiscal year ended May 31, 2012, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011—Operating Costs and Expenses—General and Administrative Expenses.”

•

Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education from our continued operations increased by 33.5% from US$4.1 million for the fiscal year ended May 31, 2011 to US$5.5 million for the fiscal year ended May 31, 2012, primarily due to an increase in salaries and welfare benefits for administrative staff.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2011, 2012 and 2013 were increases of 5.5%, 3.0% and 2.1%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.

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

Educational programs and services

Educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in the fiscal years ended May 31, 2011, 2012 and 2013. After the trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China, our variable interest entity, and its schools and subsidiaries. We have, through our wholly owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder such that New Oriental China and its schools and subsidiaries are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact New Oriental China’s economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China. Accordingly, as the primary beneficiary of New Oriental China and its schools and subsidiaries and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

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

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2011, 2012 and 2013, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 97.2% and 99.0%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with New Oriental China primarily consist of our kindergarten programs and the leasing of our commercial property. As of the fiscal years ended May 31, 2012 and 2013, New Oriental China and its schools and subsidiaries accounted for an aggregate of 60.4% and 65.5%, respectively, of our total assets, and 85.2% and 94.4%, respectively, of our total liabilities. The assets not associated with New Oriental China primarily consist of cash, investments and commercial property.

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

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For contingent consideration related to acquisitions made prior to June 1, 2009, contingent consideration was not recorded until the contingency was resolved. As of May 31, 2013, there was no contingent consideration outstanding.

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

Summarized below are the key terms and estimates for the valuation of options granted on January 17, 2012:

Risk-free interest rate of return	1.83%
Volatility	56%
Dividend yield	0.0%
Fair value of the underlying common shares	US$10.33
Exercise Price	US$12.19
Exercisable Date	1/6 of options vests every six months through December 31, 2014
Expiry Date	January 17, 2017
Life of Option (years)	5
Exercise Multiple	2.8
Turnover Rate	5.57%
Number of Nodes	200

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

Goodwill is tested for impairment at the reporting unit level on an annual basis (May 31 of each year) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of the our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted this pronouncement since June 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We recognized no impairment loss on goodwill for any of the periods presented.

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any.

Recently Issued Accounting Pronouncements

Newly adopted accounting pronouncements

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years beginning after December 15, 2011. The adoption of this guidance did not have a significant effect on our consolidated financial statements. We have adopted this guidance on June 1, 2012 and have separately presented the consolidated statements of comprehensive income since that date.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We adopted this pronouncement in June 2013 which will not have a significant impact on its financial condition or results of operations.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates (“ASU”) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

The new amendments will require an organization to:

•

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•

Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In April 2013, the FASB issued an pronouncement which indicated that an entity is required to use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as the plan specified in an entity’s governing documents created at its inception. According to the ASU, liquidation would be considered imminent in either of the following situations:

a.	A plan for liquidation has been approved by the person or persons with the authority to make such a plan effective, and the likelihood is remote that any of the following will occur:

1.	Execution of the plan will be blocked by other parties (for example, those with shareholder rights)

2.	The entity will return from liquidation.

b.	A plan for liquidation is imposed by other forces (for example, involuntary bankruptcy), and the likelihood is remote that the entity will return from liquidation.

When applying the liquidation basis of accounting, an entity would initially measure its assets to reflect the amount it expects to receive in cash or other consideration. Under the liquidation basis of accounting, the entity would be required to recognize and measure previously unrecognized assets that it intends to sell during the liquidation (e.g., trademarks). The entity would present—separately from the measurement of the assets or other items anticipated to be sold in liquidation—the expected aggregate liquidation and disposal costs to be incurred during the liquidation process.

For public entities, the ASU is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013. Early adoption will be permitted. The ASU should be applied prospectively from the beginning of the fiscal year of adoption. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2013, we had US$417.2 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 62 new learning centers in fiscal year 2013, and plan to open additional schools and learning centers in the future depending on local market conditions of the new markets we plan to enter. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2011	2012	2013
Net cash provided by operating activities	215,819	249,304	283,628
Net cash used in investing activities	(198,152)	(143,701)	(237,888)
Net cash provided by (used in) financing activities	6,432	945	(70,849)
Effect of foreign exchange rate changes	12,057	4,453	14,014
Net change in cash and cash equivalents	36,156	111,001	(11,095)

Cash and cash equivalents at beginning of period	281,104	317,260	428,261

Cash and cash equivalents at end of the period	317,260	428,261	417,166

Operating Activities

Net cash provided by operating activities amounted to US$283.6 million in the fiscal year ended May 31, 2013. Our net cash provided by operating activities in the fiscal year ended May 31, 2013 reflected net income of US$136.3 million, as adjusted by the reconciliation of certain non-cash items, including US$39.0 million in depreciation and amortization and US$27.2 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$51.4 million due to the increased amount of course fees received during the period, an increase in the accrued expenses and other current liabilities account of US$22.0 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

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

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha and Yangzhou schools and equipment used in our operations, our investment in term deposits and short term investments as well as acquisition in ordinary course of business. Net cash used in investing activities amounted to US$237.9 million in the fiscal year ended May 31, 2013, compared to US$143.7 million in the fiscal year ended May 31, 2012 and US$198.2 million in the fiscal year ended May 31, 2011.

Net cash used in investing activities in the fiscal year ended May 31, 2013 was primarily attributable to net purchase of short term investments in the amount of US$168.0 million and the purchase of property and equipment in the amount of US$61.5 million in connection with the expansion of our school network.

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

Financing Activities

Net cash used in financing activities amounted to US$70.8 million in the fiscal year ended May 31, 2013, compared to net cash provided by financing activities of US$0.9 million in the fiscal year ended May 31, 2012 and net cash used in financing activities of US$6.4 million in the fiscal year ended May 31, 2011.

Net cash used in financing activities in the fiscal year ended May 31, 2013 was primarily attributable to cash paid for share repurchase in the amount of US$28.5 million and cash dividend in the amount of US$47.0 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2011, 2012 and 2013, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 97.2% and 99.0%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with New Oriental China primarily consist of our kindergarten programs and the leasing of our commercial property. As of May 31, 2011, 2012 and 2013, New Oriental China and its schools and subsidiaries accounted for an aggregate of 62.2%, 60.4% and 65.5%, respectively, of our total assets, and 96.2%, 85.2% and 94.4%, respectively, of our total liabilities. The assets not associated with New Oriental China primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2011, 2012 and 2013, $89.3 million, $84.3 million and $49.7 million, respectively, of these assets were denominated in U.S. dollars, and $174.2 million, $267.3 million and $331.0 million, respectively, of these assets were denominated in RMB.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from New Oriental China and its schools and subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2011, 2012 and 2013, the total amount of service fees payable to our PRC subsidiaries from New Oriental China and its schools and subsidiaries under the service agreements was US$59.5 million, US$64.8 million and US$71.7 million, respectively. Conducting our operations through contractual arrangements with New Oriental China entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

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

Pursuant to contractual arrangements that Beijing Hewstone, Beijing Decision, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend and Beijing Right Time have with New Oriental China, the earnings and cash of New Oriental China and its schools and subsidiaries are used to pay service fees in RMB to these seven of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2013, the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$209.1 million, and the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were unrestricted and thus available for distribution was in aggregate US$602.4 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Capital Expenditures

The rapid expansion of our network of schools, learning centers and bookstores has required significant investment. Our capital expenditures were US$49.1 million, US$71.7 million and US$61.5 million in the fiscal years ended May 31, 2011, 2012 and 2013, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2013 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations, as well as the purchase of property in Changsha in the amount of US$3.1 million. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key web and business systems to enable us to respond quickly to potential problems. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our clients can access our services at any time. Our websites are hosted at third party facilities in Beijing. This facility provides redundant utility systems, a backup electric generator and 24-hour a day server support. All servers have redundant power supplies and file systems to maximize system and data availability. We regularly back up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures. Our research and development costs were immaterial for the fiscal years ended May 31, 2011, 2012 and 2013. We do not capitalize any related costs.

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. “新东方” and “New Oriental” are registered trademarks in China and have been recognized as “well-known trademarks” (“驰名商标”) in a civil action adjudicated in China. We have also registered additional trademarks and logos, including “Pop Kids,” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.neworiental.org, english.neworiental.org, www.tol24.com and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.xdf.cn, www.neworiental-k12.org and www.gznos.org.

In order to develop, improve, market and deliver new programs and services, we are required to obtain licenses from others from time to time. For example, we currently have arrangements with international education content providers and publishers such as Pearson Education, The McGraw-Hill Companies, Cambridge University Press, Oxford University Press, McMillan, Harper Collins, Barron’s or their respective authorized local publishers, to develop and distribute localized versions of specified books in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2013 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2013:

	Payment due by May 31,
(in thousands of US$)	Total	2014	2015	2016	2017	2018	Thereafter
Operating Lease Obligations(1)	465,067	113,406	107,095	95,447	57,961	39,423	51,735
Purchase and Leasehold Improvements Obligations(2)	1,579	1,579	—	—	—	—	—

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	50	Chairman and Chief Executive Officer
Louis T. Hsieh	49	Director, President and Chief Financial Officer
Chenggang Zhou	51	Director, Executive Vice President
Xiangdong Chen	42	Executive President, Domestic Business
Yunlong Sha	37	Senior Vice President
Guofu Li	51	Vice President, Operations
Zhihui Yang	39	Vice President, Finance
Robin Yanhong Li	44	Independent Director
Denny Lee	45	Independent Director
John Zhuang Yang	58	Independent Director

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

Mr. Louis T. Hsieh has served as our chief financial officer since December 2005, director since March 2007 and president since May 2009. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh also serves as an independent director of United Information Technologies, a leading Chinese storage solutions company. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Mr. Yunlong Sha has served as our senior vice president since November 2010. Mr. Sha joined us in 2001. He served as our vice president and president of the Beijing New Oriental School from March 2007 to November 2010. From January 2006 to March 2007 Mr. Sha served as regional vice president of New Oriental, overseeing the business in northeast China. Prior to this, Mr. Sha served as the director of the foreign examination department at Beijing New Oriental School and the president of Guangzhou New Oriental School. Mr. Sha holds an executive diploma in management from the Hong Kong University of Science and Technology and a bachelor’s degree in law from Renmin University of China.

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

Mr. Zhihui Yang has held multiple positions since he joined our company in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Prior to joining us, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to March 2006. From August 1997 and May 2002, Mr. Yang worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.

Mr. Robin Yanhong Li has served as our independent director since September 6, 2006. Mr. Li is a co-founder of Baidu, Inc., the leading Chinese language Internet search provider listed on the Nasdaq Global Select Market. Mr. Li has served as the chairman of the board of directors of Baidu since its inception in January 2000 and as its chief executive officer since January 2004. He served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as an engineer at Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li also acts as the vice chairman of the Internet Society of China (ISC). Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce since December 2012. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of Netease.com, Inc., a leading interactive online and wireless community in China and a major provider of Chinese language content and services listed on the Nasdaq Global Select Market, since April 2002. He was the chief financial officer of Netease.com from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently also serves as an independent director and the chairman of the audit committee of Concord Medical Services Holdings Limited, which is listed on the NYSE, and as an independent director of Qunar.com Information Technology Co., Ltd., which is a subsidiary of Baidu, Inc. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Our executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and one year following the termination or expiry of such employment agreement. Specifically, each executive officer has agreed not to (1) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business or (3) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2013, we paid an aggregate of approximately US$1.2 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$80,000. During the fiscal year ended May 31, 2013, we also granted share options to certain of our directors and officers. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

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

The following table summarizes, as of September 20, 2013, the outstanding share options and non-vested equity shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)(1)	Date of Grant	Date of Expiration
Louis T. Hsieh		*	2.02	2/28/06	2/28/16
		*	2.38	7/21/06	7/21/16
		*	8.75	3/5/07	3/5/17
	*	†		1/24/08	8/1/12
		*	12.19	1/17/12	1/17/17
Chenggang Zhou		*	2.02	2/28/06	2/28/16
		*	8.75	3/5/07	3/5/17
	*	†		1/24/08	8/1/12
		*	12.19	1/17/12	1/17/17
	*	†		7/23/12	5/31/15
Xiangdong Chen		*	2.02	2/28/06	2/28/16
		*	8.75	3/5/07	3/5/17
	*	†		1/24/08	8/1/12
		*	12.19	1/17/12	1/17/17

Name	Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)(1)	Date of Grant	Date of Expiration
Yunlong Sha		*	2.02	2/28/06	2/28/16
		*	8.75	3/5/07	3/5/17
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
Guofu Li		*	2.02	2/28/06	2/28/16
		*	8.75	3/5/07	3/5/17
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
Zhihui Yang		*	2.38	7/21/06	7/21/16
		*	8.75	3/5/07	3/5/17
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
Robin Yanhong Li		*	2.38	7/21/06	7/21/16
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
Denny Lee		*	2.38	7/21/06	7/21/06
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
John Zhuang Yang	*	†		1/24/08	8/1/12
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
Other individuals as a group	84,724		2.02	2/28/06	2/28/16
	4,000		2.38	7/21/06	7/21/16
	132,936		8.75	3/5/07	3/5/17
	893.780		—	7/23/12	5/31/15

*	Less than 1% of our total outstanding voting securities
†	Non-vested equity share awards.
(1)	In July 2012, our board of directors approved a reduction in the number of share options and a reduction in the exercise price of the share options granted to the employees identified above on January 17, 2012. The exercise price was reduced to US$12.19 from US$22.00 and the aggregate number of common shares underlying the share options was reduced to 2,295,000 common shares from 3,060,000 common shares.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

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

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are also our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2013, our board held meetings or passed resolutions by unanimous written consent 14 times.

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

In the fiscal year ended May 31, 2013, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members four times, including the audit committee’s approval of four quarterly earnings releases.

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

In the fiscal year ended May 31, 2013, the compensation committee held meetings or passed resolutions by unanimous written consent once times, and also approved certain other matters together with the rest of the board members four times.

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

In the fiscal year ended May 31, 2013, the nominating and corporate governance committee held meetings or passed resolutions by unanimous written consent once.

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

We had 13,496, 18,763 and 21,248 full time employees and 8,614, 12,455 and 9,422 contract teachers and staff as of May 31, 2011, 2012 and 2013, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 20, 2013.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu (3)	25,764,600	16.4%
Louis T. Hsieh	*	*
Chenggang Zhou	*	*
Xiangdong Chen	*	*
Yunlong Sha	*	*
Guofu Li	*	*
Zhihui Yang	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group (4)	28,127,506	17.7%
Principal Shareholders:
Tigerstep Developments Limited (5)	25,764,600	16.4%
Baillie Gifford & Co (6)	23,066,166	14.6%
Oppenheimer Funds (7)	19,846,616	12.5%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 156,695,987, being the number of common shares outstanding as of September 20, 2013 and (ii) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after September 20, 2013 and the number of non-vested equity shares held by such person or group that will vest within 60 days after September 20, 2013.
(3)	Includes 28,249,500 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.
(4)	Includes (i) common shares, (ii) common shares issuable upon exercise of all of the options that are exercisable within 60 days after September 20, 2013 and (iii) non-vested equity shares that will vest within 60 days after September 20, 2013 held by all of our directors and senior executive officers as a group.
(5)	Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.
(6)	The number of common shares beneficially owned is as of December 31, 2012, as reported in a Schedule 13G filed by Baillie Gifford & Co on February 7, 2013. As set forth in the Schedule 13G, Baillie Gifford & Co has sole power to dispose 23,066,166 common shares and sole power to vote 14,764,234 common shares. As set forth in the Schedule 13G, Baillie Gifford & Co does not have shared power to vote the remaining 8,301,932 which Baillie Gifford & Co has reported in its Schedule 13G that it beneficially owns. Securities reported on the Schedule 13G as being beneficially owned by Baillie Gifford & Co are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The business address of Baillie Gifford & Co reported on the Schedule 13G/A is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(7)	The number of common shares beneficially owned is as of May 31, 2013, as reported in a Schedule 13G filed jointly by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund (collectively “Oppenheimer Funds”) on June 11, 2013. As set forth in the Schedule 13G, OppenheimerFunds, Inc. has shared power to vote and dispose 19,846,616 common shares, which include 17,671,776 common shares held by Oppenheimer Developing Markets Fund. The business address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281. The business address of Oppenheimer Developing Markets Fund is 6803 S. Tucson Way Centennial, CO 80112.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of September 20, 2013, we had 156,695,987 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 89% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our common shares in the United States.

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

Lease Arrangements with an Affiliate

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding (Tianjin) Co., Ltd., or Metropolis Holding. In February 2012, Fine Talent Holdings Limited, a British Virgin Islands company owned by Mr. Michael Minhong Yu, our chairman and chief executive officer, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2013, twelve of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. From March 1, 2012 till our fiscal year ended May 31, 2013, we accrued a total of US$5.0 million rent to Metropolis Holding. As of May 31, 2013, amounts due from Metropolis Holding were US$1.27 million, which represented prepaid rent and rental deposit, and amount due to Metropolis Holding was US$0.01 million, which represented rent payable. The amount due to Metropolis Holding is non-interest bearing and unsecured and has no fixed repayment terms.

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

On September 17, 2012, we moved the Judicial Panel on Multi-District Litigation (“MDL”) to have the four actions transferred and consolidated for pretrial purposes in a single jurisdiction before a single judge. On September 21, 2012, various plaintiffs filed separate motions to be appointed lead plaintiff and, in some instances, for consolidation of the lawsuits. Plaintiffs subsequently submitted a stipulation seeking to consolidate the actions pending in the Southern District of New York (“SDNY”) and appoint a lead plaintiff. On October 12, 2012, the Wong action in the Central District of California was voluntarily dismissed, rendering the Company’s MDL motion moot and leaving the remaining three actions pending in the Southern District of New York. On October 25, 2012, Plaintiffs’ actions were consolidated as a single action in the SDNY and a lead plaintiff was appointed.

On December 10, 2012, the lead plaintiff filed a Consolidated Amended Class Action Complaint (“CAC”), which is the operative complaint in the consolidated action. Defendants moved to dismiss the CAC on January 25, 2013. Defendants’ motion to dismiss has been fully briefed and currently remains pending before the Court. The action otherwise remains at its preliminary stages.

On March 8, 2013, Plaintiff Julio Tardio, the named plaintiff in Tardio v. New Oriental Education & Technology Group Inc., No. 1:12-cv-06619-JGK (S.D.N.Y. filed Aug. 29, 2012) (the “Tardio Action”), which was ultimately consolidated into the Consolidated Class Action, filed a motion to be appointed co-lead plaintiff in the Consolidated Class Action. Plaintiff Tardio sought to represent the interests of New Oriental options traders who were excluded from the putative class proposed in the CAC. After a round of briefing from all parties, the Court ordered that the Tardio Action be severed from the Consolidated Class Action so that Plaintiff Tardio can bring an individual or class action lawsuit on behalf of New Oriental options traders. The Court ordered, however, that any answer to Plaintiff Tardio’s complaint be stayed until the Court resolves the pending motion to dismiss in the Consolidated Class Action. Plaintiff Tardio subsequently filed an Amended Class Action Complaint on June 6, 2013. Defendants’ motion to dismiss the Consolidated Class Action remains pending before the Court.

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

SEC Investigation

On July 13, 2012, we were informed that the SEC had issued a formal order of investigation captioned “In the Matter of New Oriental Education & Technology Group Inc.” In that investigation the SEC’s enforcement staff has requested documents and information concerning, among other things, the basis for the consolidation of New Oriental China, a variable interest entity of our company, and its schools and subsidiaries, into our consolidated financial statements and other issues related to certain allegations about us contained in a report issued on July 18, 2012 by Muddy Waters LLC. We are cooperating fully with the SEC in its investigation. We cannot predict the timing, outcome or consequences of the SEC investigation.

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

On September 30, 2012, the Special Committee completed the investigation concerning the first two subjects identified above. The Special Committee’s work on the “franchise” issue uncovered no significant evidence that supports the Muddy Waters allegation mentioned above. The evidence collected indicates that we have ownership interests in all of our schools and associated learning centers, and the activities related to the third parties with whom we have entered into “brand cooperation agreements” is entirely separate, is immaterial, and in any event is properly accounted for in our financial statements.

The Special Committee’s work on the tax issue uncovered no significant evidence that supports the Muddy Waters allegation mentioned above.

Although substantial work had been completed by the Special Committee in connection with the issue concerning the consolidation of the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements, while that work was under way the Special Committee learned that the SEC’s Division of Corporation Finance had stated that, based on the representations we made to the SEC, it had no objection to the consolidation of our schools into New Oriental China or into our wholly foreign owned subsidiaries in China, and also had no objection to the consolidation of New Oriental China into our consolidated financial statements. As a result, the Special Committee did not believe it was necessary to do further work or conclude on this issue.

Dividend Policy

On April 17, 2012, our board of directors declared a special cash dividend in the amount of US$0.30 per ADS. The cash dividend was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012. The aggregate amount of cash dividends paid was US$47.0 million, which was funded by surplus cash on our balance sheet. In addition, on July 23, 2013, our board of directors declared a special cash dividend in the amount of US$0.35 per ADS. The cash dividend will be paid on October 7, 2013 to shareholders of record at the close of business on September 6, 2013. The aggregate amount of cash dividends to be paid is approximately US$54 million, which will be funded by surplus cash on our balance sheet.

Other than the declaration of the special cash dividend described in the preceding paragraph, we have not declared any dividend since the completion of our initial public offering and have no present intention to declare any additional dividends on our shares in the future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business and we have no plan to repatriate the remaining undistributed earnings from our subsidiaries in China. For the part of the dividend declared on July 23, 2013 that needs to be funded through dividend from our subsidiaries in China, we will need to pay the PRC withholding tax.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2009	19.73	9.51
Fiscal Year 2010	25.16	13.75
Fiscal Year 2011	32.97	21.71
Fiscal Year 2012	34.77	20.61
Fiscal Year 2013	28.33	9.41
Quarterly Highs and Lows
Second Fiscal Quarter of 2012	34.77	20.61
Third Fiscal Quarter of 2012	27.38	20.75
Fourth Fiscal Quarter of 2012	29.19	25.33
First Fiscal Quarter of 2013	28.33	9.41
Second Fiscal Quarter of 2013	20.99	13.26
Third Fiscal Quarter of 2013	20.55	15.13
Fourth Fiscal Quarter of 2013	22.80	14.40
First Fiscal Quarter of 2014	24.42	20.06
Monthly Highs and Lows
March 2013	18.08	14.40
April 2013	19.99	15.63
May 2013	22.80	18.36
June 2013	23.11	20.06
July 2013	24.42	21.30
August 2013	23.44	20.91
September 2013 (through September 27)	24.74	20.76

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2012 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name. Holders of the common shares may affect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of a larger amount than our existing share capital, and canceling any shares.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules that became effective on January 1, 2008, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the State Administration of Taxation issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC enterprise shareholders by us, or the gain our non-PRC enterprise shareholders may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law.

For more information on PRC taxation applicable to our company, see “Item 4. Information on the Company—B. Business Overview— Regulation—Regulations on Taxation” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”

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

With respect to non-corporate U.S. Holders, including individuals, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the U.S. and the PRC (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Although we expect our ADSs will be considered to be readily tradable on the NYSE, which is an established securities market in the U.S., there can be no assurance that our ADSs will be considered readily tradable on an established securities market in the future. Since we do not expect that our common shares will be listed on an established securities market in the U.S., it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. In the event, however, that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the U.S.—PRC income tax treaty. U.S. Holders are advised to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

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

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2013 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2013. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. In particular, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1- 800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$4.1 million in our interest income for the year ended May 31, 2013.

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

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB30.5 million in the value of our U.S. dollar denominated financial assets as of May 31, 2013.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received a sum of US$2.5 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received is offset against general and administrative expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2013, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2013 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entity and its schools and subsidiaries (collectively, the “Group”) as of May 31, 2013, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2013 of the Group and our report dated September 27, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule, and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, People’s Republic of China September 27, 2013

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended May 31,
(in thousands of US$)	2012	2013
Audit fees(1)	950	926
Audit related fees(2)	—	1,935
Tax fees(3)	71	50

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On April 23, 2013, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $50.0 million of our ADSs or common shares during the period from April 29, 2013 through July 31, 2013. The share repurchase program was publicly announced on April 24, 2013. On June 18, 2013, we announced the completion of share repurchase program, under which our company repurchased 2,436,300 common shares, representing approximately 1.5% of our outstanding shares as at June 18, 2013, at an average price of $20.47 per share during the period from April 29 to June 17, 2013. The table below is a monthly summary of the shares repurchased by us in the fiscal year ended May 31, 2013.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Share	Total Number of Common Shares Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of Common Shares that May Yet Be Purchased Under the Plan
April 2013	150,000	$19.26	150,000	46,962,588
May 2013	1,533,400	$19.72	1,533,400	16.718.709
Total	1,683,400	$19.68	1,683,400	16.718.709

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.5	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch (incorporated by reference to Exhibit 99.12 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.7	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

Exhibit Number	Description of Document
4.8	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.9	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.10	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.11	English Translation of Equity Pledge Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.12	English Translation of Option Agreement, dated April 23, 2012, among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.13	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.14	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.15	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.16	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.17	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

Exhibit Number	Description of Document
4.18*	English Translation of New Enrollment System Development Service Agreement between Beijing Decision Education & Consulting Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.19*	English Translation of HS Intelligent Learning Progress Management System Development Service Agreement between Beijing Hewstone Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.20	English Translation of Data-Protected Media Distribution System Development Service Agreement between Beijing Hewstone Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.21*	English Translation of Education Call Center Platform Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.22*	English Translation of CRM System Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.23	English Translation of Overseas Study Management System Development Service Agreement between Beijing Pioneer Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.24*	English Translation of Students Online Service Platform System Development Service Agreement between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.25*	English Translation of Courses Search Platform System Development Service Agreement between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.26	English Translation of Technology Service Agreement—IETLS DPS Learning System V1.0 between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.27	English Translation of Trademark License Agreement between Shanghai Smart Words Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.28*	English Translation of Software Sales Agreement between Beijing Hewstone Technology Co., Ltd. / Beijing Pioneer Technology Co., Ltd. / Shanghai Smart Words Software Technology Co., Ltd. / Beijing Smart Wood Software Technology Co., Ltd. / Beijing Joy Tend Technology Co. Ltd. and one or more schools or subsidiaries of New Oriental China

Exhibit Number	Description of Document
4.29*	English Translation of Technology Service Agreement – Teaching and Research Materials Compiling System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.30*	English Translation of Technology Service Agreement – Distance Teacher Development System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.31*	English Translation of Technology Service Agreement – Book Evaluation and Research System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.32*	English Translation of Technology Service Agreement – Diagnostic and Evaluation of Students’ Learning System V1.0 between Beijing Smart Wood Software Technology Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.33*	English Translation of Knowledge Management Platform Knowledge-Based System Research and Development Technical Service Agreement between Beijing Decision Education & Consulting Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.34*	English Translation of iLearn Platform Research and Development Technical Service Agreement between Beijing Decision Education & Consulting Co., Ltd. and one or more schools or subsidiaries of New Oriental China

4.35*	English Translation of Intelligent Test Paper Reconstruction Platform Research and Development Technical Service Agreement between Beijing Right Time Technology Co. Ltd. and one or more schools or subsidiaries of New Oriental China

4.36*	English Translation of Technical Service Agreement—Teaching Data Statistical Analysis Platform Research and Development Technical Service between Beijing Right Time Technology Co. Ltd. and one or more schools or subsidiaries of New Oriental China

4.37*	English Translation of Admission Ability Assessment Platform Research and Development Technical Service Agreement between Beijing Right Time Technology Co. Ltd. and one or more schools or subsidiaries of New Oriental China

4.38*	English Translation of Smart Office Platform Research and Development Technical Service Agreement between Beijing Joy Tend Technology Co. Ltd. and one or more schools or subsidiaries of New Oriental China

4.39*	English Translation of CMS Website Content Platform Research and Development Technical Service Agreement between Beijing Joy Tend Technology Co. Ltd. and one or more schools or subsidiaries of New Oriental China

4.40	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment no. 2 to our annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

Exhibit Number	Description of Document
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
***	Furnished herewith. XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
Name:	Michael Minhong Yu
Title:	Chairman and Chief Executive Officer

Date: September 27, 2013

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entity and its schools and subsidiaries (collectively, the “Group”) as of May 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2013, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on June 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 27, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

September 27, 2013

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of May 31,
	2012	2013
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	428,261	417,166
Restricted cash	3,591	1,626
Term deposits	50,612	50,035
Short term investments	321,182	504,952
Accounts receivable, net of allowance of US$48 and US$182 for 2012 and 2013, respectively	3,794	3,530
Inventory	20,074	22,540
Deferred tax assets	7,316	9,025
Prepaid expenses and other current assets, net	60,546	59,586
Amounts due from related parties, current	—	2,372

Total current assets	895,376	1,070,832
Property and equipment, net	204,342	247,262
Land use rights, net	3,476	4,542
Amounts due from related parties, non-current	1,449	904
Long term deposit	12,819	12,600
Long term prepaid rent	2,205	1,259
Prepayment of an acquisition	3,279	—
Deferred tax assets, non-current	1,238	3,153
Intangible assets	833	862
Goodwill	1,798	3,760
Long term investment	2,002	8,267

Total assets	1,128,817	1,353,441

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to the Company of US$8,943 and US$8,553 as of May 31, 2012 and 2013, respectively)	8,943	8,569
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to the Company of US$88,681 and US$109,707 as of May 31, 2012 and 2013, respectively)	99,773	131,499
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to the Company of US$8,979 and US$16,315 as of May 31, 2012 and 2013, respectively)	10,012	16,472
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entity without recourse to the Company of US$164 and US$13 as of May 31, 2012 and 2013, respectively)	164	1,101
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of US$266,814 and US$327,443 as of May 31, 2012 and 2013, respectively)	269,411	332,194
Dividend payable (including dividend payable of the consolidated variable interest entity without recourse to the Company of nil and nil as of May 31, 2012 and 2013, respectively)	50,000	—

Total current liabilities	438,303	489,835

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of May 31,
	2012	2013
	US$	US$
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entity without recourse to the Company of US$112 and US$1,836 as of May 31, 2012 and 2013, respectively)	112	1,836
Acquisition payable (including acquisition payable of the consolidated variable interest entity without recourse to the Company of nil and US$4,518 as of May 31, 2012 and 2013, respectively)	—	4,518

Total liabilities	438,415	496,189

Commitments and Contingencies (Note 20)

Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2012 and 2013, respectively; 158,379,387 and 156,695,987 shares issued and outstanding as of May 31, 2012 and 2013, respectively)	1,555	1,573
Treasury stock	—	(17)
Additional paid-in capital	161,485	164,336
Statutory reserves	85,253	107,723
Retained earnings	386,971	500,770
Accumulated other comprehensive income	55,138	82,867

Total equity	690,402	857,252

Total liabilities and equity	1,128,817	1,353,441

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$
NET REVENUES
Educational programs and services	490,418	675,189	857,685
Books and others	49,433	78,006	102,169

Total net revenues	539,851	753,195	959,854

Operating costs and expenses
Cost of revenues	(213,779)	(293,063)	(384,177)
Selling and marketing	(81,954)	(113,568)	(142,098)
General and administrative	(148,409)	(226,404)	(311,014)
Loss on disposal of subsidiaries	(1,537)	—	—

Total operating costs and expenses	(445,679)	(633,035)	(837,289)

OPERATING INCOME	94,172	120,160	122,565

OTHER INCOME, NET
Interest income	13,017	25,488	30,121
Miscellaneous income, net	1,241	1,040	772

Income before income tax expense and loss from equity method investment	108,430	146,688	153,458

Provision for income taxes:
Current	(9,390)	(14,027)	(18,985)
Deferred	1,154	3,255	3,630

Provision for income taxes	(8,236)	(10,772)	(15,355)

Loss from equity method investment	—	—	(1,427)

Income from continuing operations	100,194	135,916	136,676
Gain (Loss) from discontinued operations, net of tax	1,345	(3,228)	(407)

Net income	101,539	132,688	136,269

Add: Net loss attributable to noncontrolling interest	235	—	—

Net income attributable to New Oriental Education & Technology Group Inc.	101,774	132,688	136,269

Net income from continuing operation per share attributable to shareholders of New Oriental Education & Technology Group Inc. (Note 18)
- Basic	0.65	0.88	0.88
- Diluted	0.64	0.87	0.87

Net income from discontinued operation per share attributable to shareholders of New Oriental Education & Technology Group Inc. (Note 18)
- Basic	0.01	(0.02)	(0.00)
- Diluted	0.01	(0.02)	(0.00)

Weighted average shares used in calculating basic net income per share	153,253,065	154,627,784	155,762,959

Weighted average shares used in calculating diluted net income per share	156,071,833	156,872,441	157,823,792

Share-based compensation expense included in:
Cost of revenues	900	216	—
General and administrative	14,145	23,909	27,242

Total	15,045	24,125	27,242

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$

Net income	$101,539	$132,688	$136,269

Other comprehensive income, net of tax Foreign currency translation adjustment	23,250	8,576	27,729

Other comprehensive income	23,250	8,576	27,729

Comprehensive income	124,789	141,264	163,998

Add: Comprehensive loss attributable to noncontrolling interest	235	—	—

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	$125,024	$141,264	$163,998

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	New Oriental Education & Technology Group Inc. Shareholders
	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Statutory reserve	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Noncontrolling interest	Total equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$

Balance at June 1, 2010	155,379,387	1,518	164,975	—	23,312	13,007	224,755	427,567	11	427,578
Common shares converted to ADS shares for future exercises of share options or non-vested equity shares	3,000,000	—	—	—	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	13	6,574	—	—	—	—	6,587	—	6,587
The vesting of non-vested equity shares	—	9	(9)	—	—	—	—	—	—	—
Share-based compensation expense	—	—	15,045	—	—	—	—	15,045	—	15,045
Transfer to statutory reserves	—	—	—	—	—	3,097	(3,097)	—	—	—
Noncontrolling interest of Mingshitang	—	—	—	—	—	—	—	—	224	224
Net income	—	—	—	—	—	—	101,774	101,774	(235)	101,539
Foreign currency translation adjustment	—	—	—	—	23,250	—	—	23,250	—	23,250

Balance at May 31, 2011	158,379,387	1,540	186,585	—	46,562	16,104	323,432	574,223	—	574,223
Issuance of ADS shares for the exercises of employee share options	—	2	788	—	—	—	—	790	—	790
The vesting of non-vested equity shares	—	13	(13)	—	—	—	—	—	—	—
Share-based compensation expense	—	—	24,125	—	—	—	—	24,125	—	24,125
Transfer to statutory reserves	—	—	—	—	—	69,149	(69,149)	—	—	—
Dividend declared (a)	—	—	(50,000)	—	—	—	—	(50,000)	—	(50,000)
Net income	—	—	—	—	—	—	132,688	132,688	—	132,688
Foreign currency translation adjustment	—	—	—	—	8,576	—	—	8,576	—	8,576

Balance at May 31, 2012	158,379,387	1,555	161,485	—	55,138	85,253	386,971	690,402	—	690,402
Issuance of ADS shares for the exercises of employee share options	—	7	5,726	—	—	—	—	5,733	—	5,733
The vesting of non-vested equity shares	—	11	(11)	—	—	—	—	—	—	—
Share-based compensation expense	—	—	27,242	—	—	—	—	27,242	—	27,242
Transfer to statutory reserves	—	—	—	—	—	22,470	(22,470)	—		—
Dividend declared (a)	—	—	3,010	—	—	—	—	3,010	—	3,010
Share repurchase (b)	(1,683,400)	—	(33,116)	(17)	—	—	—	(33,133)	—	(33,133)
Net income	—	—	—	—	—	—	136,269	136,269	—	136,269
Foreign currency translation adjustment	—	—	—	—	27,729	—	—	27,729	—	27,729

Balance at May 31, 2013	156,695,987	1,573	164,336	(17)	82,867	107,723	500,770	857,252	—	857,252

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(In thousands, except share data)

(a)	On April 17, 2012, the Company declared a special cash dividend in the amount of US$0.30 per ADS, or a total of approximately US$50,000. The actual dividend amount of US$46,990 was paid on September 29, 2012 to shareholders of record at the close of business on August 31, 2012.
(b)	On April 23, 2013, the Company’s board of directors authorized the repurchase of up to US$50,000 of the Company’s shares during the period from April 29, 2013, through July 31, 2013 to facilitate the future vesting of options or non-vested equity shares.

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$
Cash flows from operating activities
Net income	101,539	132,688	136,269
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	16,407	26,219	38,984
Amortization of intangible assets	529	52	101
Amortization of land use rights	83	87	108
Loss on disposal of property and equipment	431	543	1,362
Loss (Gain) on deconsolidation/ disposal of subsidiaries	1,537	(408)	—
Share-based compensation expense	15,045	24,125	27,242
Allowance for doubtful accounts	55	52	192
Write off of the amount due from related parties	406	—	—
Loss from equity method investment	—	—	1,427
Deferred income taxes	(1,154)	(3,255)	(3,630)
Changes in operating assets and liabilities
Accounts receivables	314	(2,164)	213
Prepaid expenses and other current assets	(10,012)	(23,672)	2,846
Inventory	91	(1,753)	(1,664)
Long term deposit	(3,859)	(4,861)	968
Long term prepaid rent	(816)	633	1,010
Accounts payable	(2,068)	(740)	(701)
Accrued expenses and other current liabilities	19,749	28,395	22,047
Income taxes payable	929	2,854	6,266
Deferred revenue	76,627	71,794	51,417
Amounts due to related parties	(14)	164	912
Amounts due from related parties	—	(1,449)	(1,741)

Net cash provided by operating activities	215,819	249,304	283,628

Cash flows from investing activities
Restricted cash paid for establishing new schools	(2,687)	(158)	(496)
Release of restricted cash for establishing new schools	—	—	2,555
Bank deposits maturing over three months	(7,092)	104,802	2,459
Investments in held-to-maturity investments	(139,903)	(656,622)	(1,795,461)
Settlement of held-to-maturity investments	—	481,477	1,627,467
Investment in Beijing MaxEn International Education Consulting Co., Ltd (Note 14)	—	—	(6,500)
Purchase of Tongwen	(188)	(193)	—
Purchase of Newave, net of cash acquired of US$72	(1,720)	—	—
Refund of purchase consideration for Newave, net of cash disposed of US$448 (Note 3)	—	1,752	—
Purchase of property and equipment	(49,138)	(71,690)	(61,468)
Proceeds from disposal of property and equipment	1,714	3,210	3,455
Purchase of intangible assets	(415)	—	—
Long term investment in Dajie.com Ltd. (Note 14)	—	(2,000)	—
Purchase of China Management Software Institute, net of cash acquired of US$68 (Note 4)	—	(3,279)	(10,059)
Long term investment in Alo7 Com Ltd (Note 14)	—	(1,000)	—
Proceeds received from disposal of Mingshitang (Note 5)	150	—	160
Proceeds received from disposal of Beijing Tomorrow Oriental Technology Co., Ltd (Note 5)	1,127	—	—

Net cash used in investing activities	(198,152)	(143,701)	(237,888)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$

Cash flows from financing activities
Proceeds from issuance of common share upon exercise of share option	6,432	945	4,652
Cash paid for shares repurchased	—	—	(28,511)
Cash paid for dividend	—	—	(46,990)

Net cash provided by (used in) financing activities	6,432	945	(70,849)

Effects of exchange rate changes	12,057	4,453	14,014

Net change in cash and cash equivalents	36,156	111,001	(11,095)
Cash and cash equivalents at beginning of year	281,104	317,260	428,261

Cash and cash equivalents at end of year	317,260	428,261	417,166

Supplement disclosure of cash flow information
Income taxes paid	7,977	11,178	12,525

Non-cash investing and financing activities:
Payable for purchase of property and equipment	7,475	7,069	7,652
Payable for shares repurchased	—	—	4,622
Payable for acquisition of China Management Software Institute	—	—	4,650
Dividend payable	—	50,000	—
Payable for acquisition of Newave	4,243	—	—
Payable for acquisition of Tongwen	193	—	—

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

In September 2006, the Company and certain selling shareholders of the Company completed an initial public offering of 34,500,000 American depositary shares (“ADSs”) representing 34,500,000 of the Company’s common shares, on the New York Stock Exchange. In February 2007, the Company and certain selling shareholders of the Company completed an additional public offering of 2,393,596 ADSs representing 2,393,596 common shares. As of May 31, 2013, 156,695,987 ADSs representing 156,695,987 common shares were issued and outstanding. On August 18, 2011, the Company effected a change in the conversion ratio of ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. The effect of such change has been retroactively reflected in consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of May 31, 2013, details of the Company’s subsidiaries, variable interest entity and its schools and subsidiaries were as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Subsidiaries of the Company:

Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational information system and other consulting services

Beijing Judgment Education & Consulting Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and investing activities

Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development and distribution and other consulting services

Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development and distribution and other consulting services

Beijing Boost Caring Education & Consulting Company Limited (“Beijing Boost Caring”)	March 25, 2010	PRC	100%	Educational consulting and software development

Shanghai Smart Words Software Technology Company Limited (“Shanghai Smart Words”)	December 8, 2010	PRC	100%	Educational consulting and software development

Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development

Beijing Joy Tend Technology Company Limited (“Beijing Joy Tend”)	January 31, 2013	PRC	100%	Educational consulting and software development

Beijing Right Time Technology Company Limited (“Beijing Right Time”)	January 31, 2013	PRC	100%	Educational consulting and software development

Beijing Sincerity Technology Company Limited (“Beijing Sincerity “)	January 31, 2013	PRC	100%	Educational consulting and software development

Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	100%	Kindergarten

Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	November 9, 2007	PRC	100%	Kindergarten

Nanjing Yuhuatai District Kindergarten of Stars (“Nanjing Kindergarten”)	February 20, 2009	PRC	100%	Kindergarten

Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational Consulting

Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Variable interest entity of the Company:

Beijing New Oriental Education & Technology (Group) Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Schools and subsidiaries of New Oriental China:

Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language and post- secondary education

Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	N/A	Language education

Guangzhou Haizhu District Privately-Funded New Oriental Training School	September 8, 2000	PRC	N/A	Language education

Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language education

Tianjin New Oriental Training School	August 21, 2002	PRC	N/A	Language education

Xi’an Yanta District New Oriental Training School	November 26, 2002	PRC	N/A	Language education

Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language education

Shenzhen New Oriental Training School (“Shenzhen School”)	October 15, 2003	PRC	N/A	Language education

Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	N/A	Language education

Chongqing New Oriental Training School	August 15, 2003	PRC	N/A	Language education

Chengdu New Oriental School	August 18, 2003	PRC	N/A	Language education

Xiangyang New Oriental Training School	October 26, 2004	PRC	N/A	Language education

Changsha Furong District New Oriental Training School	May 25, 2005	PRC	N/A	Language education

Jinan New Oriental School	May 31, 2005	PRC	N/A	Language education

Taiyuan New Oriental Training School	April 20, 2005	PRC	N/A	Language education

Ha’er Bin Nangang District New Oriental Training School	May 20, 2005	PRC	N/A	Language education

Changchun New Oriental Training School	July 26, 2005	PRC	N/A	Language education

Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language education

Zhengzhou New Oriental Training School	July 19, 2005	PRC	N/A	Language education

Zhuzhou New Oriental Training School	April 30, 2006	PRC	N/A	Language education

Shijiazhuang New Oriental School	April 3, 2006	PRC	N/A	Language education

Suzhou New Oriental School	April 26, 2006	PRC	N/A	Language education

Anshan New Oriental Training School	June 13, 2006	PRC	N/A	Language education

Hefei New Oriental Foreign Language Training School	June 13, 2006	PRC	N/A	Language education

Kunming Xishan New Oriental School	June 13, 2006	PRC	N/A	Language education

Wuxi New Oriental Advanced Study School	August 14, 2006	PRC	N/A	Language education

Fuzhou Gulou District New Oriental Training School	September 1, 2006	PRC	N/A	Language education

Beijing New Oriental North Star Training School	September 26, 2006	PRC	N/A	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Schools and subsidiaries of New Oriental China:

Nanchang Donghu District New Oriental Language School	March 16, 2007	PRC	N/A	Language education

Yichang Wujiagang District Yichang New Oriental School	January 1, 2006	PRC	N/A	Language education

Jingzhou New Oriental School	April 10, 2007	PRC	N/A	Language education

Dalian New Oriental Training School	June 12, 2007	PRC	N/A	Language education

Huangshi New Oriental Training School	March 17, 2008	PRC	N/A	Language education

Ningbo New Oriental School	April 16, 2008	PRC	N/A	Language education

Lanzhou Chenguan District New Oriental School	March 19, 2008	PRC	N/A	Language education

Xiamen Siming District New Oriental Education Training School	July 8, 2008	PRC	N/A	Language education

Qingdao New Oriental Language Training School	August 5, 2008	PRC	N/A	Language education

Nanning New Oriental Education Training School	September 18, 2008	PRC	N/A	Language education

Xuzhou New Oriental Advanced Study School	March 31, 2009	PRC	N/A	Language education

Xiangtan Yuhu District New Oriental School	July 15, 2010	PRC	N/A	Language education

Zhenjiang New Oriental School	July 19, 2010	PRC	N/A	Language education

Luoyang New Oriental School	November 25, 2010	PRC	N/A	Language education

Nantong Chongchuan District New Oriental School	December 28, 2010	PRC	N/A	Language education

Jilin Chuanying District New Oriental School	March 17, 2011	PRC	N/A	Language education

Guiyang Yunyan District New Oriental School	March 21, 2011	PRC	N/A	Language education

Inner Mongolia Hohhot New Oriental School	April 2, 2011	PRC	N/A	Language education

Foshan New Oriental School	September 1, 2011	PRC	N/A	Language education

Tangshan Lubei District New Oriental School	May 25, 2011	PRC	N/A	Language education

Urumqi New Oriental School	May 22, 2011	PRC	N/A	Language education

Shiyan New Oriental School	May 23, 2011	PRC	N/A	Language education

Changchun Tongwen Gaokao Training School (“Tongwen Gaokao”)	October 27, 2008	PRC	N/A	College admission examination training

Changchun Tongwen Senior High School (“Tongwen High Schiool”)	October 27, 2008	PRC	N/A	Primary secondary school education

China Management Software Institute (“CMSI”)	September 1, 2012	PRC	N/A	Higher education

Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	N/A	Primary secondary school education

Beijing Changping New Oriental Foreign Language School (“Changping school”)	July 19, 2010	PRC	N/A	Primary secondary school education

Beijing New Oriental Dogwood Cultural Communications Co., Ltd.	May 16, 2003	PRC	N/A	Sales of educational materials and products

Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd.	March 2, 2004	PRC	N/A	Sales of educational materials and products

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Schools and subsidiaries of New Oriental China:

Chengdu New Oriental Dogwood Bookstore Products Co., Ltd.	January 18, 2004	PRC	N/A	Sales of educational materials and products

Chongqing New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	February 25, 2004	PRC	N/A	Sales of educational materials and products

Shenyang new Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 18, 2003	PRC	N/A	Sales of educational materials and products

Guangzhou Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 11, 2003	PRC	N/A	Sales of educational materials and products

Wuhan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	December 16, 2003	PRC	N/A	Sales of educational materials and products

Xi’an New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	June 3, 2003	PRC	N/A	Sales of educational materials and products

Shanghai Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 28, 2003	PRC	N/A	Sales of educational materials and products

Nanjing New Oriental Dogwood Bookstore Products Co., Ltd.	April 21, 2003	PRC	N/A	Sales of educational materials and products

Tianjin Dogwood Bookstore & Audio-Visual Products Co., Ltd.	December 15, 2003	PRC	N/A	Sales of educational materials and products

Changchun New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	October 8, 2005	PRC	N/A	Sales of educational materials and products

Changsha New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	April 3, 2006	PRC	N/A	Sales of educational materials and products

Ha’er Bin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	March 13, 2006	PRC	N/A	Sales of educational materials and products

Taiyuan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	July 12, 2006	PRC	N/A	Sales of educational materials and products

Zhengzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	August 9, 2006	PRC	N/A	Sales of educational materials and products

Hefei Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 22, 2006	PRC	N/A	Sales of educational materials and products

Fuzhou Gulou District Dogwood Bookstore & Audio-Visual Products Co., Ltd	August 26, 2009	PRC	N/A	Sales of educational materials and products

Hangzhou Dogwood Bookstore Products Co., Ltd	July 25, 2007	PRC	N/A	Sales of educational materials and products

Nanchang Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 14, 2007	PRC	N/A	Sales of educational materials and products

Kunming Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 21, 2007	PRC	N/A	Sales of educational materials and products

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity

Schools and subsidiaries of New Oriental China:

Dalian New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	March 25, 2008	PRC	N/A	Sales of educational materials and products

Jinan Dogwood Bookstore & Audio-Visual Products Co., Ltd	April 21, 2008	PRC	N/A	Sales of educational materials and products

Lanzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	October 28, 2008	PRC	N/A	Sales of educational materials and products

Shijiazhuang New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2009	PRC	N/A	Sales of educational materials and products

Ningbo Haishu New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	May 31, 2010	PRC	N/A	Sales of educational materials and products

Suzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	June 1, 2010	PRC	N/A	Sales of educational materials and products

Qingdao New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2010	PRC	N/A	Sales of educational materials and products

Xuzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 29, 2010	PRC	N/A	Sales of educational materials and products

Urumqi Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 13, 2011	PRC	N/A	Sales of educational materials and products

Luoyang Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 16, 2011	PRC	N/A	Sales of educational materials and products

Xiamen New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	December 8, 2011	PRC	N/A	Sales of educational materials and products

Hohhot Dogwood Bookstore & Audio-Visual Products Co., Ltd	February 7, 2012	PRC	N/A	Sales of educational materials and products

Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Consulting

Shanghai Vision Overseas Service Co., Ltd.	March 24, 2011	PRC	N/A	Consulting

Shandong New Oriental Vision Overseas Consultancy Co., Ltd.	September 8, 2011	PRC	N/A	Consulting

Beijing Walkite International Travel Co., Ltd.	May 22, 2012	PRC	N/A	Consulting

Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”)	January 20, 2004	PRC	N/A	Advertising

Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	On-line education

Beijing New Oriental Kuxuehuisi Network Technology Co., Ltd.	February 1, 2013	PRC	N/A	On-line education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with its VIE, New Oriental China and its schools and subsidiaries. Since the operations of New Oriental China and the schools are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates New Oriental China, its schools and subsidiaries as disclosed. Therefore, the Company aggregates the disclosures related to New Oriental China and New Oriental China’s schools and subsidiaries as variable interest entities and referred to them as “the VIE” in the Company’s consolidated financial statements. The VIE holds the requisite licenses and permits necessary to conduct the Company’s education business. In addition, the VIE holds leases and other assets necessary to operate the Company’s schools and learning centers, employs teachers and generates substantially all of the Company’s revenues. The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into the following contractual arrangements with New Oriental China, New Oriental China’s schools and subsidiaries and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the exclusive option agreement provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Michael Minhong Yu(“Mr. Yu”)’s consent is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholder of New Oriental China and thus the power to direct the activities that most significantly impact the schools’ economic performance given that New Oriental China has the power to direct the activities of the schools via its sponsorship interest. In addition, the Company’s rights under the power of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

(iii) Other operating service agreements. Pursuant to operating service agreements between certain WFOEs and the schools or the subsidiaries of New Oriental China, the WFOEs have agreed to provide certain operating services to the schools or the subsidiaries of New Oriental China for fees that are calculated based on a percentage, ranging from 1.0% to 6.0%, of respective revenues of each of the schools and subsidiaries. A majority of these agreements provide unlimited two-year or five-year automatic renewal without consent of the WFOEs. The remaining agreements can be renewed by both parties to the agreements.

(iv) Sale of educational software agreements. Four WFOEs, namely Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood and Shanghai Smart Words, entered into agreements whereby the WFOEs sells various self-developed educational software to the schools or subsidiaries of New Oriental China. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms, schools and subsidiaries of New Oriental China cannot terminate the agreements without the consent of the WFOEs in China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

In January 2012, ten former shareholders of New Oriental China completed the transfer, for no consideration, of all of their equity interests in New Oriental China to Century Friendship, a PRC domestic enterprise controlled by the Company’s founder, chairman and chief executive officer, Mr. Yu. Prior to the transfer, Century Friendship had held 53% of the equity interests in the New Oriental China while the ten former shareholders of New Oriental China held the remaining equity interests. In connection to the transfer, five new equity pledge agreements dated April 23, 2012 were entered into among New Oriental China, Century Friendship and five WFOEs, whereby Century Friendship has agreed to pledge all of its equity interests in New Oriental China to the WFOEs to secure the VIE’s performance of their obligations under the trademark license agreements, new enrollment system development service agreements, other operating service agreements and sale of educational software agreements. Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of the WFOEs. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 agreements.

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

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with New Oriental China and its current shareholder are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of New Oriental China may differ from the interests of the Company as a whole, since Mr. Yu is only one of the beneficial shareholders of the company, holding 16.44% of the total common shares issued and outstanding as of May 31, 2013. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of New Oriental China should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

In addition, the current sole shareholder of the New Oriental China is also a beneficial owner of the Company and therefore has no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of the New Oriental China may act contrary to the contractual arrangements, the Company, through Beijing Pioneer, entered into an irrevocable power of attorney with Century Friendship on December 3, 2012, which replaces the powers of attorney executed by Century Friendship on April 23, 2012. Through the power of attorney, Century Friendship entrusted Beijing Pioneer as its proxy to exercise its rights as the shareholder of New Oriental China with respect to an aggregate of 100% of the equity interests in New Oriental China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

The following financial statement balances and amounts of the VIE, including discontinued operations, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries in the Group:

	As of May 31,
	2012	2013
	US$	US$

Total current assets	466,827	624,725
Total non-current assets	215,306	261,416

Total assets	682,133	886,141

Total current liabilities	373,581	462,031
Total non-current liabilities	112	6,354

Total liabilities	373,693	468,385

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$

Net revenues	542,043	750,384	951,634
Net income	131,249	158,796	206,413
Net cash provided by operating activities	156,088	238,037	299,821
Net cash used in investing activities	(152,840)	(150,401)	(213,403)
Net cash provided by financing activities	—	—	—

The VIE contributed an aggregate of 97.2%, 97.2% and 99.0%of the consolidated net revenues for the years ended May 31,2011, 2012 and 2013, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its kindergarten programs and the leasing of its commercial property. As of the fiscal years ended May 31, 2012 and 2013, the VIE accounted for an aggregate of 60.4% and 65.5%, respectively, of the consolidated total assets, and 85.2% and 94.4%, respectively, of the consolidated total liabilities. The assets were not associated with the VIE primarily consist of cash and cash equivalents and prepaid expenses.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its WFOEs and its VIE. The Company and its WFOEs have entered into contractual arrangements with the VIE and its shareholder, which enables the Company to (1) to have power to direct activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include purchase price allocation relating to the business acquired, the valuation allowance for deferred tax assets, allowance for accounts receivable and other current assets, economic lives and impairment of property and equipment, impairment of trademark and goodwill, and share-based compensation. Actual results could differ from those estimates.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

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

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts

Accounts receivable represent amounts due from corporate customers of the Group’s various schools and subsidiaries. The Group provides allowance for doubtful accounts equal to the estimated amounts. The Group’s estimates are based on historical collection experience and a review of the current status of accounts receivable and advances to suppliers. Accounts receivable and advances to suppliers are presented net of allowance for doubtful accounts.

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2012	2013
	US$	US$

Beginning balance	60	48
Charge during the year	52	192
Written-off	(64)	(58)

Ending balance	48	182

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

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record impairment losses on long-lived assets during the years ended May 31, 2011, 2012 and 2013.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis (May 31 for the Group) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Group adopted this pronouncement since June 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.

An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group recognized no impairment loss on goodwill for any of the periods presented.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. The Group recognized no impairment loss on indefinite-lived intangible assets for any of the periods presented.

Acquired intangible assets with definite lives

Acquired intangible assets with definite lives consist of trademark, license and course wares, and are carried at cost less accumulated amortization and impairment. Amortization of acquired intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected economic lives of the acquired assets. The weighted average amortization periods by major intangible assets class are as follows:

Trademark	10 years
License	20 years
Student base	1.75 year

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cost Method Investments

For investee companies over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than temporary.

The Group estimated the fair value of these investee companies based on discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group’s intent and ability to hold such investment. The Group did not record impairment losses on its cost method investments during the years ended May 31, 2011, 2012 and 2013.

Equity Method Investments

Investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company did not record impairment losses on its equity method investment during the year ended May 31, 2011, 2012 and 2013.

Available-for-sale securities Investments

Investment classified as available-for-sale are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

The Group reviews its investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is reported net of business taxes, scholarships, and refunds. Business tax amounted to US$18,966, US$26,692 and US$33,859 for the years ended May 31, 2011, 2012 and 2013, respectively. The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training service. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years 2011, 2012 and 2013. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

Advertising costs

The Group expenses advertising costs as they incurred. Total advertising expenses were US$21,376, US$28,960 and US$29,725 for the years ended May 31, 2011, 2012 and 2013, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$1,028, US$971 and US$1,196 for the years ended May 31, 2011, 2012 and 2013, respectively.

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

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$400,183 and US$415,897 at May 31, 2012 and 2013, respectively.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when valuing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities including cash equivalents at fair value on a recurring basis as of May 31, 2012 and 2013. Cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Group did not have Level 3 investments as of May 31, 2012 and 2013.

As of May 31, 2013, the available-for-sale securities included in the long-term investment is measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition was as follows:

	May 31, 2013
Description	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets:

Long term investment—available for sale securities Alo7.com Ltd. (Note 14)		1,000		1,000

Total		1,000		1,000

Measured fair value on a nonrecurring basis

Long-term investments other than Alo7.com Ltd., goodwill and other intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

The Group measured long term investments other than Alo7.com Ltd., goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments, and measured acquired intangible assets using income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to investments, goodwill and acquired intangible assets for the years ended May 31, 2012 and 2013. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, short term investments, accounts receivable, amount due from/to related parties, long term investments and accounts payable. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivable, amount due from/to related parties, and accounts payable approximate their fair values due to the short-term maturities of these instruments.

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

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Group on June 1, 2012.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2013, substantially all of the Group’s cash and cash equivalents, and term deposits were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2011, 2012 and 2013.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years beginning after December 15, 2011. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements. The Company has adopted this guidance on June 1, 2012 and has separately presented the consolidated statements of comprehensive income since that date.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Group will adopt this pronouncement on June, 2013 which will not have a significant impact on its financial condition or results of operations.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates (‘‘ASU’’) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

The new amendments will require an organization to:

•

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•

Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In April 2013, the FASB issued an pronouncement which indicated that an entity is required to use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as the plan specified in an entity’s governing documents created at its inception. According to the ASU, liquidation would be considered imminent in either of the following situations:

a.	A plan for liquidation has been approved by the person or persons with the authority to make such a plan effective, and the likelihood is remote that any of the following will occur:

1.	Execution of the plan will be blocked by other parties (for example, those with shareholder rights)

2.	The entity will return from liquidation.

b.	A plan for liquidation is imposed by other forces (for example, involuntary bankruptcy), and the likelihood is remote that the entity will return from liquidation.

When applying the liquidation basis of accounting, an entity would initially measure its assets to reflect the amount it expects to receive in cash or other consideration. Under the liquidation basis of accounting, the entity would be required to recognize and measure previously unrecognized assets that it intends to sell during the liquidation (e.g., trademarks). The entity would present - separately from the measurement of the assets or other items anticipated to be sold in liquidation - the expected aggregate liquidation and disposal costs to be incurred during the liquidation process.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

For public entities, the ASU is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013. Early adoption will be permitted. The ASU should be applied prospectively from the beginning of the fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

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

Of the total consideration of US$6,035, US$4,243 was contingent consideration that was subject to adjustment based on Newave achieving certain performance targets during the period from September 1, 2010 to August 31, 2011. The contingent consideration was recognized as a liability and measured at its fair value at the acquisition date. When settled, the contingent consideration amount can range between nil to US$11,577. There was no change in the fair value of the contingent consideration between the acquisition date and as of May 31, 2011.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

4.	BUSINESS ACQUISITION OF CHINA MANAGEMENT SOFTWARE INSTITUTE

On September 1, 2012, the Group acquired a 100% equity interest in China Management Software Institute (“CMSI”), which was mainly focused on providing software and computer education training service in China for a total consideration of US$18,000 within three years by installments and a present value of US$17,455. As of May 31, 2013, the Company has paid US$13,406 in total. The discounted unpaid portion of consideration was US$4,650. The Company intended to use its land and building to expand current business of another school. The software and computer education training service of CMSI would be terminated when current students graduated. The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as at the date of acquisition as follows:

	US$	Amortization period

Cash	68
Other current assets	14
Buildings	16,095	23.3-45.3 years
Property, plant and equipment	103	1-5 years
Land use right	1,008	38.5 years
Intangible assets
Student base	110	1.75 years
Goodwill	1,829
Other current liabilities	(45)
Deferred tax liabilities	(1,727)

Total	17,455

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

5.	DISPOSAL OF SUBSIDIARIES

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

6.	DISCONTINUED OPERATION OF ELITE ENGLISH

In July 2012, the Company transferred the ownership of the assets and liabilities of Elite English, which operates high-end, personalized, advanced English language training for high-income working professionals and other adults in large developed cities, to Mr. Yunkai Weng, an employee and the head of Elite English, for US$5,500 through three installments during the period from May 2014 to May 2016. The Group did not recognize the receivables and disposal gain since the collectability was not assured as of May 31, 2013. The gain will be recognized upon receipt.

The carrying amounts of the major classes of assets and liabilities disposed as of July 2012 were as follows:

US$

Cash and cash equivalents	4,780
Accounts receivable	2,045
Inventory	314

Total current assets	7,139

Property, plant and equipment	2,488

Total assets	9,627

Deferred revenue	9,007
Accrued expense and other current liabilities	620

Total liabilities	9,627

Summary operating results from disposal of Elite English, which has been segregated from continuing operations in the Group’s consolidated statements of operations for the periods presented were as follows:

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$

Net revenue from discontinued operation	18,021	18,523	1,445

Gain (Loss) on discontinued operations, net of tax	1,345	(3,228)	(407)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

7.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with interest rates ranging from 2.3% to 5.4%. They are classified as short-term investments on the consolidated balance sheets as its contractual maturity dates are equal to or less than one year. The repayment of most of the financial products is guaranteed by the Chinese banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and accrued interest in full upon maturity of these investments.

All of the Group’s held-to-maturity investments are stated at amortized costs. While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. The Group reviews its held-to-maturity investments for other-than-temporary impairment based on specific identification. No other-than-temporary impairment was recognized for the years ended May 31, 2012 and 2013.

Short-term investments consisted of the following:

	As of May 31,
	2012	2013
	US$	US$

Held-to-maturity investments	321,182	504,952

8.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2012	2013
	US$	US$

Course materials in schools	6,620	6,583
Publications in bookstores	13,454	15,957

	20,074	22,540

Inventory was marked down to the lower of cost or market value, in the amount of US$449 and US$213 for the years ended May 31, 2012 and 2013, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2012	2013
	US$	US$

Prepaid rent	23,646	25,021
Advances to suppliers	12,157	9,315
Receivable from the settlement bank for the proceeds of exercise of options	3,852	4,931
Interest receivable	5,321	4,642
Staff advances (a)	3,082	3,799
Rental deposit	1,184	2,068
Prepaid advertising fees	3,318	2,011
Value added taxes recoverable	1,139	911
Prepaid property taxes and other taxes	686	705
Refundable deposit for school construction	179	216
Receivable from disposal of Mingshitang	314	163
Others (b)	5,668	5,804

	60,546	59,586

(a)	Staff advances were provided to staff for traveling and related use which are expensed as incurred.
(b)	Others primarily included insurance fees, recruiting fees, maintenance fees, and other miscellaneous prepayments.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

10.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of May 31,
	2012	2013
	US$	US$

Costs:
Intangible assets with indefinite lives:
Trademark	257	267
Intangible assets with finite lives:
Trademark	315	327
Courseware	49	49
Student base	—	114
License	415	415

	1,036	1,172

Accumulated amortization:
Trademark	(118)	(155)
Courseware	(49)	(49)
Student base	—	(49)
License	(36)	(57)

	(203)	(310)

Net carrying amount:
Intangible assets with indefinite lives:
Trademark	257	267
Intangible assets with definite lives:
Trademark	197	172
Courseware	—	—
Student base	—	65
License	379	358

	833	862

In connection to the deconsolidation of Newave during the year ended May 31, 2012, an indefinite life trademark, courseware, student base and license intangible assets with net balances of US$1,527, US$2, US$2,630 and US$5, respectively, were deconsolidated.

Amortization expenses for the intangible assets for the years ended May 31, 2011, 2012 and 2013, were US$529, US$52 and US$101, respectively. As of May 31, 2013, the Group expects to record amortization expenses related to intangible assets US$119, US$53, US$53, US$53 and US$21 for the years ended May 31,2014, 2015, 2016, 2017, 2018 respectively and US$296 thereafter.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

11.	GOODWILL

	As of May 31,
	2012	2013
	US$	US$

Costs:
Beginning balance	7,588	1,798
Deconsolidation of Newave	(5,820)	—
Acquisition of CMSI	—	1,829
Exchange of difference	30	133

Ending balance	1,798	3,760

Accumulated goodwill impairment loss:
Beginning balance	—	—

Ending balance	—	—

Goodwill, net	1,798	3,760

Goodwill is associated with entities included in the language training and test preparation courses segment.

12.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of May 31,
	2012	2013
	US$	US$

Buildings	118,830	142,294
Transportation equipment	7,051	7,548
Furniture and education equipment	50,106	63,131
Computer equipment and software	20,525	24,796
Leasehold improvements	90,739	131,987

	287,251	369,756
Less: accumulated depreciation and amortization	(88,255)	(123,690)
Construction in-process	5,346	1,196

	204,342	247,262

Depreciation and amortization expense for the years ended May 31, 2011, 2012 and 2013 was US$16,407, US$26,219 and US$38,984, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

13.	LAND USE RIGHTS

Land use rights consisted of the following:

	As of May 31,
	2012	2013
	US$	US$

Land use rights	3,980	5,023
Less: accumulated amortization	(747)	(855)
Exchange differences	243	374

Land use rights, net	3,476	4,542

Amortization expense for land use rights for the years ended May 31, 2011, 2012 and 2013 was US$83, US$87 and US$108, respectively. The Group expects to recognize US$115 in amortization expense for each of the next five years and US$3,967 thereafter.

14.	LONG TERM INVESTMENT

Long term investments consisted of the following:

	As of May 31,
	2012	2013
	US$	US$

Cost method investments:
Talent Boom Group Ltd (“Talent Boom”) (a)	2	2
Dajie.com Ltd (“Dajie.com”) (b)	2,000	2,000
Equity method investment:
Beijing MaxEn International Education
Consulting Co., Ltd (“MaxEn”) (d)	—	5,265
Available-for-sale securities investment:
Alo7.com Ltd (“Alo7.com”) (c)	—	1,000

	2,002	8,267

(a)	In December 2006, the Group acquired 20% interest in Talent Boom. The Group has no representation on Talent Boom’s board of directors or its management and does not have the ability to exercise significant influence over the operating and financial policies of Talent Boom. Accordingly, the investment in Talent Boom was accounted for as a cost-method investment.

(b)	In September 2011, the Group signed a share subscription agreement to invest US$2,000 for 5% equity ownership interest in Dajie.com. The fair value of Dajie.com’s equity ownership interest is not readily determinable and the Group does not have the ability to exercise significant influence over the operating and financial policies of Dajie.com. Accordingly, the investment in Dajie.com has been accounted for as a cost-method investment.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

14.	LONG TERM INVESTMENT - continued

(c)	On March 5, 2012, the Group acquired a convertible promissory from Alo7.com for $1,000, which entitled the Group to automatic convert the note into identical equity securities issued at subsequent financing on or before July 1, 2012. If conversion term not triggered, Alo7 would repay the amount on December 31, 2013. On July 1, 2012, the Group converted the $1,000 promissory note into convertible redeemable preferred shares issued by Alo7.com, for 3% equity ownership interest in Alo7.com. This investment is reclassified as available-for-sale securities and measured subsequently at fair value which is considered as Level 2 inputs. The Company measured the fair value of Alo7.com based on the financing activity completed in May 2013 and believed that the fair value as of May 31, 2013 remains almost the same compared with original investment.

(d)	In September 2012, New Oriental China and McGraw-Hill Hong Kong Limited set up a Joint Venture of MaxEn. New Oriental China invested US$6,500 cash and US$2,780 self-developed technologies with the book value of zero for its 65% equity interest. The investment has been accounted for as an equity-method investment since the Group has the ability to exercise significant influence over the operating and financing activities of MaxEn.

US$

Cash consideration for long term investment in MaxEn	6,500
Share of loss recognized during the year	(1,427)
Exchange difference	192

Long term investment in MaxEn as of May 31, 2013	5,265

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2012	2013
	US$	US$

Accrued payroll	51,537	64,539
Refundable incidental expenses received from students	8,338	9,735
Payable for purchase of property and equipment	7,069	7,652
Business taxes payable	5,639	7,294
Individual taxes withholding	5,060	8,887
Share repurchase payable	—	4,622
Royalty fees payable (c)	1,771	4,419
Amounts reimbursable to employees (a)	3,747	3,476
Rent payable	3,279	3,337
Accrued advertising fees	2,314	2,912
Refundable deposit (b)	2,157	2,868
Welfare payable	1,952	2,221
Accrued professional service fees	1,140	1,968
Other taxes payable	897	1,789
Value added taxes payable	796	978
Acquisition payable for CMSI	—	132
Others (d)	4,077	4,670

Total	99,773	131,499

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

(a)	Amounts reimbursable to employees included traveling and the related expenses incurred by employees on behalf of the Group.
(b)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation.
(c)	Royalty fees payable related to payments to content providers for on-line learning programs.
(d)	Others primarily included transportation expenses, utility fees, property management fees, and other miscellaneous expenses payable.

16.	SHARE-BASED COMPENSATION

The following tables summarize information regarding share options and non-vested equity shares (“NES”):

Share options	Shares granted	Grant-date fair value	Exercise price
		US$	US$
Grant date:
February 28, 2006	7,099,500	1.00	2.02
July 21, 2006	1,620,000	1.15	2.38
September 7, 2006	100,000	2.38	3.75
March 5, 2007	3,946,500	4.09	8.75
January 17, 2012	3,060,000	10.33	12.19

Total	15,826,000

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

NES	Shares granted	Grant-date fair value and intrinsic value
		US$

Grant date:
January 24, 2008	2,720,000	12.75
March 11, 2008	152,000	14.00
July 1, 2008	278,500	13.75
Oct 28, 2008	3,200	12.65
May 15, 2009	205,548	12.75
June 15, 2009	316,200	15.13
May 26, 2010	556,848	21.75
June 10, 2011	811,020	25.11
July 23, 2012	1,956,935	12.19
May 27, 2013	208,590	20.33

Total	7,208,841

In February 2007, October 2007, October 2008, March 2009 and January 2011, the Company transferred 4,000,000, 2,000,000, 3,000,000, 4,000,000 and 3,000,000 common shares, respectively, to its depositary bank, to be issued to employees and non-employees upon the exercise of their vested share options or upon the vesting of non-vested equity shares (“NES”). As of May 31, 2013, 10,187,143 common shares out of these 16,000,000 common shares had been issued to employees and non-employees upon the exercise of their share options and 4,714,486 NES had been issued to employees upon the vesting of their shares. 1,098,371 common shares remain for future issuance.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

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

The Company recorded share-based compensation of US$15,045 and US$24,125 US$ 27,242 during the years ended May 31, 2011, 2012 and 2013, respectively.

Share options

A summary of share options activity under 2006 Share Incentive Plan as of May 31, 2011 and 2012 was as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual life	Aggregated intrinsic value
		US$	years	US$

Options outstanding at June 1, 2010	3,492,992	5.40	6.22	61,200

Exercised	(1,235,700)	5.33
Forfeited	(1,800)	2.02

Options outstanding at May 31, 2011	2,255,492	5.44	5.20	53,046

Granted	3,060,000	12.19
Exercised	(179,195)	4.41
Forfeited	—	—

Options outstanding at May 31, 2012	5,136,297	15.34	7.43	57,371

Granted	—	—
Exercised	(734,048)	7.81
Forfeited	(765,000)	12.91

Options outstanding at May 31, 2013	3,637,249	9.27	6.39	47,503

Options vested and expect to vest at May 31, 2013	3,516,436	9.17	6.31	46,278

Options exercisable at May 31, 2013	2,209,249	7.38	4.95	33,023

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

Share options - continued

The total intrinsic value of share options exercised during the years ended May 31, 2011, 2012 and 2013 were $25,114, $4,121 and $7,486, respectively. The weighted average grant date fair value of share options granted during the year ended May 31, 2011, 2012 and 2013 was nil, 10.33 and nil, respectively. As of May 31, 2013, total unrecognized compensation expense relating to unvested share options of $16,412 is expected to be recognized over a weighted average period of 1.63 years.

The fair value of share options granted on January 17, 2012 was estimated on the date of grant using the binomial option pricing model with the following assumptions:

Risk-free interest rate of return	1.83%
Volatility	56%
Dividend yield	0%
Fair value of the underlying ordinary shares	$10.33
Exercise price	$12.19
Exercisable date	1/6 of options vests semi-annually through December 31, 2014
Expiry date	January 17, 2017
Life of option (years)	5
Exercise multiple	2.8
Turnover rate	5.57%
Number of nodes	200

(a)	Volatility

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

Share options - continued

(c)	Dividend yield

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

NES

In June 2009, the Company granted 316,200 NES to employees which vested between November 2009 to August 30, 2010.

In May 2010, the Company granted 556,848 NES to employees which will vest between June 2010 to June 2015.

In June 2011, the Company granted 811,020 NES to employees which will vest between November 2011 to May 2014.

In July 2012, the Company granted 1,956,935 NES to employees which will vest between May 2013 to May 2015.

In May 2013, the Company granted 208,590 NES to employees which will vest on 31 May 2014.

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$

NES outstanding at June 1, 2010	2,052,808	15.57
Vested	(914,080)	13.61
Forfeited	(35,360)	19.93

NES outstanding at May 31, 2011	1,103,368	17.05
Granted	811,020	25.11
Vested	(1,353,548)	20.35
Forfeited	(39,840)	24.25

NES outstanding at May 31, 2012	521,000	20.47
Granted	2,165,525	12.97
Vested	(1,054,962)	15.84
Forfeited	(120,593)	14.40

NES outstanding at May 31, 2013	1,510,970	13.45

NES vested and expect to vest at May 31, 2013	1,410,270	13.47

The total fair value of shares vested during the year ended May 31, 2013 was US$16,709. The weighted average grant date fair value of NES granted during the year ended May 31, 2011, 2012 and 2013 was nil ,US$25.11 and US$12.97 respectively. As of May 31, 2013, total unrecognized compensation expense for NES of US$17,933 is expected to be recognized over a weighted average period of 1.77 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

17.	INCOME TAXES

Significant components of provision for income taxes for the years ended May 31,2011, 2012 and 2013 were as follows:

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$

Current:
PRC	9,390	14,027	18,985

Deferred:
PRC	(1,154)	(3,255)	(3,630)

Total provision for income taxes	8,236	10,772	15,355

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries Smart Shine, Winner Park and Elite Concept are located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. These subsidiaries recorded income tax expense of $300, $11 and $10 during the years ended May 31, 2011, 2012 and 2013, respectively.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

17.	INCOME TAXES - continued

Enterprises that qualify as the “newly established software enterprise” (“NESE”) are exempt from EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Pioneer, Shanghai Smart Words and Beijing Smart Wood qualified as NESE and were exempt from income taxes from January 2010 through December 31, 2011, from January 2011 through December 31, 2012, and from January 2012 through December 31, 2013, respectively, and a tax rate of 12.5% through December 31, 2014, through December 31, 2015, and through December 31, 2016, respectively. The NESE status for Beijing Right Time and Beijing Joy Tend is subject to the approval by respective tax authorities.

Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2013. If Beijing Haidian School is required to pay EIT in future, this could have material impact to the consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2012	2013
	US$	US$

Current deferred tax assets
Allowance doubtful accounts	49	73
Accrued expenses	7,847	9,249

Total current deferred tax assets	7,896	9,322
Less: valuation allowance	(580)	(297)

Current deferred tax assets, net	7,316	9,025

Non-current deferred tax assets
Net operating loss carry-forwards	6,581	7,358
Pre-operating expenses	1	—

Total non-current deferred tax assets	6,582	7,358
Less: valuation allowance	(5,344)	(4,205)

Non-current deferred tax assets, net	1,238	3,153

Non-current deferred tax liabilities
Acquired of non current assets	(112)	(1,836)

Total non-current deferred tax liabilities	(112)	(1,836)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

17.	INCOME TAXES - continued

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ earnings within the Group.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$4,502 as of May 31, 2013, or an decrease of US$1,422 from US$5,924 as of May 31, 2012.

As of the year ended May 31, 2013, the Group had net operating loss carried forward of US$29,978 from New Oriental China and its schools and subsidiaries, which will expire on various dates from May 31, 2014 to May 31, 2018.

A reconciliation of the effective tax rates from the 25% statutory tax rates was as follows for the years ended May 31,2011, 2012 and 2013:

	Years ended May 31,
	2011	2012	2013
	%	%	%

Statutory tax rate	25.00	25.00	25.00
Effect of expenses not deductible for tax purposes	5.99	3.58	8.70
Effect of differential tax rate other than tax holiday	(0.83)	0.11	(1.58)
Effect of tax holiday	(22.63)	(23.99)	(21.18)
Changes in valuation allowance	(0.03)	2.81	(0.93)

Total provision for income taxes	7.50	7.51	10.01

If the tax holidays granted to WFOEs and current tax treatments on certain schools and subsidiaries of New Oriental China were not available, the Group’s income tax expense would have increased by US$24,842, US$34,416 and US$32,489, the basic net income per share attributable to the Company would decrease by US$0.16 , US$0.22 and US$0.21 for the years ended May 31, 2011, 2012 and 2013, respectively, and the diluted net income per share attributable to the Company would decrease by US$0.16, US$0.22 and US$0.21 for the years ended May 31, 2011, 2012 and 2013, respectively.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

17.	INCOME TAXES - continued

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIE that are available for distribution was US$483,100 and US$602,377 as of May 31, 2012 and May 31, 2013, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIE does not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2011, 2012 and 2013. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

18.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$

Numerator used in basic and diluted net income per share:
Net income attributable to shareholders of the Company
Net income on continuing operation	100,429	135,916	136,676
Net income on discontinued operation	1,345	(3,228)	(407)

Net income available for future distribution	101,774	132,688	136,269

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	153,253,065	154,627,784	155,762,959

Plus incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	2,818,768	2,244,657	2,060,833

Weighted average common shares outstanding used in computing diluted net income per share	156,071,833	156,872,441	157,823,792

Net income from continuing operation per share attributable to shareholders of New Oriental Education & Technology Group Inc.
- Basic	0.65	0.88	0.88
- Diluted	0.64	0.87	0.87

Net income from discontinued operation per share attributable to shareholders of New Oriental Education & Technology Group Inc.
- Basic	0.01	(0.02)	(0.00)
- Diluted	0.01	(0.02)	(0.00)

As of May 31, 2013, the Company has transferred 16,000,000 common shares to a depository bank reserved for employees and non-employees upon the exercise of their vested share options or upon the vesting of their NES, of which 14,901,629 common shares have been issued and 1,098,371 common shares are reserved for future issuance. During the year ended May 31, 2013, the Company has repurchased 1,683,400 shares from the open market and the shares are reserved for the employees and non-employees to exercise of their vested share options and NES in future. The 1,098,371 common shares and 1,683,400 treasury shares have been excluded in computing basic and diluted net income per share.

Nil, 3,060,000 and 2,169,000 employee stock options have been excluded from the dilutive share calculation for the years ended May 31, 2011, 2012 and 2013, respectively, as their effects were anti-dilutive.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

19.	RELATED PARTY TRANSACTION

The Group had the following balances and transaction with related parties:

			Amounts due from related parties-non current As of May 31,
	Notes	Relationship	2012	2013
			US$	US$

Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO	1,449	904

			Amounts due from related parties-current As of May 31,		Amounts due to related parties-current As of May 31,
	Notes	Relationship	2012	2013	2012	2013
			US$	US$	US$	US$

Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO	—	361	164	13
MaxEn	(2)	Joint Venture	—	2,011	—	1,088

Total			—	2,372	164	1,101

			Rental expense For the year ended May, 31
			2011	2012	2013
			US$	US$	US$

Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO	—	722	4,276

(1)	Since April 2010, the Group began renting a large portion of a building owned by Metropolis Holding China Limited for office space. In March 2012, Metropolis Holding China Limited was acquired by a company wholly owned by Mr. Michael Minhong Yu, the Group’s chairman and chief executive officer. As a result, Metropolis Holding China Limited became a related party of the Group thereafter. As of May 31, 2013, the non-current and current amounts due from Metropolis Holding China Limited were US$904 and US$361 respectively, which represented prepaid rent and deposit for the building; and amounts due to Metropolis Holding China Limited was US$13 which represented rental payment payable. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by all of the directors. The amount due to Metropolis Holding China Limited is non-interest bearing and unsecured and has no fixed repayment terms.
(2)	In September, 2012, MaxEn became a joint venture of the Group (Note 14). As a result, MaxEn became a related party of the Group thereafter. As of May 31, 2013, the amount due from MaxEn was US$2,011, which represented MaxEn’s pre-operating expenses prepaid by the Group; the amount due to MaxEn was US$1,088, which represented the tuition fee the Group collected for the joint venture. The amount due to MaxEn is non-interest bearing and unsecured and has no fixed repayment terms.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices, classroom, and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows on May 31, 2013:

Continuing operations
US$

Years ending May 31:
2014	113,406
2015	107,095
2016	95,447
2017	57,961
2018	39,423
Thereafter	51,735

465,067

Rent expense for the years ended May 31, 2011, 2012 and 2013 related to all cancelable and non-cancelable leases were US$73,509, US$107,384 and US$137,046, respectively.

Capital commitments

As of May 31, 2013, future minimum capital commitments under non-cancelable construction contracts were as follows:

US$

Capital commitment for the purchase of property and equipment	1,027
Capital commitment for leasehold improvements	552

1,579

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES - continued

Contingencies

During July to August 2012, four federal securities class actions have been filed against the Company, its directors and certain of its officers (“defendant”). These class actions seek to recover damages caused by the defendants’ alleged violations of federal securities laws and to pursue remedies under the Securities Exchange Act of 1934 and Rule 10b-5. One of the four class actions was voluntarily dismissed in October 2012, and the remaining three class actions were consolidated into one complaint with a lead plaintiff. Defendants moved to dismiss the complaint in January 2013 and an amended Class Action Complaint was filed by the plaintiff in June 2013. As of May 31, 2013, the case is currently pending.

Based on information currently available, the Group resists such claims and believes that it does not have sufficient evidence to anticipate the outcome of the lawsuits and also the possible contingency losses. Therefore, no accrual for contingency loss was recognized in the consolidated financial statements as of May 31, 2013.

Other than the aforementioned lawsuits, the Group is also a party to several legal proceedings or claims in China that the Group believes are immaterial.

21.	SEGMENT INFORMATION

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

21.	SEGMENT INFORMATION - continued

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating costs and expenses, and operating income. Net revenues, operating costs and expenses, operating income, and total assets by segment were as follows:

For the year ended May 31, 2011

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$

Net revenues	467,542	13,766	58,543	539,851

Operating costs and expenses:
Cost of revenues	(182,528)	(6,398)	(23,952)	(212,878)
Selling and marketing	(61,477)	(637)	(13,469)	(75,583)
General and administrative	(97,389)	(4,145)	(10,672)	(112,206)
Unallocated corporate expenses	—	—	—	(43,475)

Total operating costs and expenses	(341,394)	(11,180)	(48,093)	(444,142)

Loss on disposal of subsidiaries	—	—	—	(1,537)

Operating income	126,148	2,586	10,450	94,172

Segment assets	312,198	47,821	76,227	436,246
Unallocated corporate assets	—	—	—	427,124

Total assets	312,198	47,821	76,227	863,370

For the year ended May 31, 2012

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$

Net revenues	644,981	17,757	90,457	753,195

Operating costs and expenses:
Cost of revenues	(245,169)	(8,160)	(39,519)	(292,848)
Selling and marketing	(77,064)	(1,335)	(19,481)	(97,880)
General and administrative	(149,316)	(5,532)	(14,967)	(169,815)
Unallocated corporate expenses	—	—	—	(72,492)

Total operating costs and expenses	(471,549)	(15,027)	(73,967)	(633,035)

Operating income	173,432	2,730	16,490	120,160

Segment assets	436,403	52,839	159,321	648,563
Unallocated corporate assets	—	—	—	480,254

Total assets	436,403	52,839	159,321	1,128,817

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

21.	SEGMENT INFORMATION - continued

For the year ended May 31, 2013

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$

Net revenues	818,550	20,712	120,592	959,854

Operating costs and expenses:
Cost of revenues	(328,663)	(8,396)	(47,118)	(384,177)
Selling and marketing	(96,064)	(1,712)	(27,670)	(125,446)
General and administrative	(198,718)	(6,648)	(27,438)	(232,804)
Unallocated corporate expenses	—	—	—	(94,862)

Total operating costs and expenses	(623,445)	(16,756)	(102,226)	(837,289)

Operating income	195,105	3,956	18,366	122,565

Segment assets	544,669	59,791	220,441	824,901
Unallocated corporate assets	—	—	—	528,540

Total assets	544,669	59,791	220,441	1,353,441

The Group primarily operates in the PRC. All of the identifiable assets of the Group are located in the PRC.

22.	MAINLAND CHINA CONTRIBUTION PLAN

The Group’s full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$16,865, US$27,744 and US$42,097 for the years ended May 31, 2011, 2012 and 2013, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

23.	STATUTORY RESERVE

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the year ended May 31, 2013, $524 was accrued for the general reserve.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the year ended May 31, 2013, appropriations to the development fund amounted to $21,946.

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$3,097, US$69,149 and US$22,470 to statutory reserves during the years ended May 31, 2011, 2012 and 2013, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

The Company did not make appropriations to the development fund reserves for the years ended May 31, 2010, 2011 or any periods prior to that; however, in the year ended May 31, 2012, all of the under-reserved amounts for all prior periods’ development fund, together with the amount that shall have been appropriated for fiscal year 2012, have been appropriated. During the year ended May 31, 2012, appropriations to the development fund amounted to $71,602, for which $57,377 was attributed to periods prior to fiscal year 2012. During the year ended May 31, 2013, $21,946 was accrued for the development funds.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2011, 2012 AND 2013

(In thousands, except share and per share data)

24.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was $177,194 and $209,094, of which $135,517 and $162,551 was attributed to the paid in capital and statutory reserves of the VIE and $41,677 and $46,543 was attributed to the paid in capital and statutory reserves of the WFOEs, as of May 31, 2012 and 2013, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE’s revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

25.	SUBSEQUENT EVENTS

On July 23, 2013, the Company declared a special cash dividend in the amount of US$0.35 per ADS. The cash dividend will be paid on October 7, 2013 to shareholders of record at the closure of business on September 6, 2013. The aggregate amount of cash dividends to be paid is approximately US$54 million, which will be funded by surplus cash on the New Oriental’s balance sheet.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2012	2013
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	62,994	28,653
Prepaid expense and other current assets	6,598	5,656
Amounts due from related parties	28,644	24,909

Total current assets	98,236	59,218
Long term investment	2,000	3,000
Investments in subsidiaries and VIE	645,675	841,832

Total assets	745,911	904,050

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	3,447	12,051
Amounts due to related parties	2,062	34,747
Dividend payable	50,000	—

Total current liabilities	55,509	46,798

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2012 and 2013, respectively; 158,379,387 and 156,695,987 shares issued and outstanding as of May 31, 2012 and 2013, respectively)	1,555	1,573
Treasury stock	—	(17)
Additional paid-in capital	161,485	164,336
Retained earnings	472,224	608,493
Accumulated other comprehensive income	55,138	82,867

Total equity	690,402	857,252

Total liabilities and equity	745,911	904,050

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$
Operating costs and expenses:
General and administrative	15,413	24,477	32,208

Total operating costs and expenses	15,413	24,477	32,208

Operating loss	(15,413)	(24,477)	(32,208)
Other income (expenses)	—	147	—
Interest income	241	422	49
Equity in earnings of subsidiaries and VIE	116,946	156,596	168,428

Net income	101,774	132,688	136,269

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(In thousands)

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$

Net income	$101,774	$132,688	$136,269

Other comprehensive income, net of tax
Foreign currency translation adjustment	23,250	8,576	27,729

Other comprehensive income	23,250	8,576	27,729

Comprehensive income	125,024	141,264	163,998

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	$125,024	$141,264	$163,998

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company Statements of Changes in Equity

(In thousands, except share data)

	Common shares		Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Unrestricted shares	Amount
		US$	US$	US$	US$	US$	US$

Balance at June 1, 2010	155,379,387	1,518	164,975	—	237,762	23,312	427,567
Common shares converted to ADS shares for futures exercise of employee share options or non-vested equity shares	3,000,000	—	—	—	—	—	—
Issuance of ADS shares for the exercises of employee share options	—	13	6,574	—	—	—	6,587
Non-vested equity shares vested	—	9	(9)	—	—	—	—
Share based compensation expense	—	—	15,045	—	—	—	15,045
Net income	—	—	—	—	101,774	—	101,774
Foreign currency translation adjustment	—	—	—	—	—	23,250	23,250

Balance at May 31, 2011	158,379,387	1,540	186,585	—	339,536	46,562	574,223

Issuance of ADS shares for the exercises of employee share options	—	2	788	—	—	—	790
Non-vested equity shares vested	—	13	(13)	—	—	—	—
Share based compensation expense	—	—	24,125	—	—	—	24,125
Profit appropriation	—	—	(50,000)	—	—	—	(50,000)
Net income	—	—	—	—	132,688	—	132,688
Foreign currency translation adjustment	—	—	—	—	—	8,576	8,576

Balance at May 31, 2012	158,379,387	1,555	161,485	—	472,224	55,138	690,402

Issuance of ADS shares for the exercises of employee share options	—	7	5,726	—	—	—	5,733
Non-vested equity shares vested	—	11	(11)	—	—	—	—
Share based compensation expense	—	—	27,242	—	—	—	27,242
Dividend declared	—	—	3,010	—	—	—	3,010
Share repurchase	(1,683,400)	—	(33,116)	(17)	—	—	(33,133)
Profit appropriation	—	—	—	—	—	—	—
Net income	—	—	—	—	136,269	—	136,269
Foreign currency translation adjustment	—	—	—	—	—	27,729	27,729

Balance at May 31, 2013	156,695,987	1,573	164,336	(17)	608,493	82,867	857,252

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2011	2012	2013
	US$	US$	US$
Cash flows from operating activities:
Net income	101,774	132,688	136,269
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(116,946)	(156,596)	(168,428)
Share-based compensation expense	15,045	24,125	27,242
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(31)	(6,412)	(91)
Accrued expenses and other current liabilities	303	3,117	4,015
Amounts due from/to related parties	(1,418)	(1,760)	(4,950)

Net cash provided by (used in) operating activities	(1,273)	(4,838)	(5,943)

Cash flows from investing activities
Long term investment in Dajie.com	—	(2,000)	—
Long term investment in Alo7.com	—	(1,000)	—
Loan to related parties	(3,000)	—	(1,630)
Repayment from related parties	—	16,000	—

Net cash used in investing activities	(3,000)	13,000	(1,630)

Cash flows from financing activities:
Proceeds from issuance of common shares upon exercise of share option	6,432	945	5,733
Loan from related parties	—	—	43,000
Cash paid for shares repurchase	—	—	(28,511)
Cash paid for dividend	—	—	(46,990)

Net cash used in financing activities	6,432	945	(26,768)

Net decrease in cash and cash equivalents	2,159	9,107	(34,341)
Cash and cash equivalents, beginning of year	51,728	53,887	62,994

Cash and cash equivalents, end of year	53,887	62,994	28,653

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

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2012 and 2013:

	May 31,
	2012	2013
	US$	US$
Amount due from related parties:
Beijing Judgment	7,328	7,257
Beijing Hewstone	2,807	2,780
Beijing Decision	4,271	4,232
Winner Park	10	11
Smart Shine	8,510	8,511
Elite Concept Holdings Limited	5,718	—
New Oriental China	—	2,118

	28,644	24,909

Amount due to related parties:
Elite Concept Holdings Limited	—	34,747
New Oriental China	2,062	—

	2,062	34,747

All related party balances were non-interest bearing and unsecured.