Form 20-F
period 2014-05-31
New Oriental Education & Technology Group Inc.
filed 2014-09-26
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2014.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 157,758,666 common shares, par value US$0.01 per share, as of May 31, 2014.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

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

Our financial statements are expressed in U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.2471 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 30, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of May 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2010 and 2011 and the selected consolidated balance sheet data as of May 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2010, 2011 and 2012, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5—A. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2010(3)	2011(3)	2012(3)	2013	2014
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	341,954	490,418	675,189	857,685	1,006,198
Books and others	33,450	49,433	78,006	102,169	132,689

Total net revenues	375,404	539,851	753,195	959,854	1,138,887
Operating costs and expenses:(1)
Cost of revenues	(142,344)	(213,779)	(293,063)	(384,177)	(451,669)
Selling and marketing	(57,787)	(81,954)	(113,568)	(142,098)	(169,062)
General and administrative	(99,153)	(148,409)	(226,404)	(311,014)	(324,210)
Total operating costs and expenses	(299,284)	(444,142)	(633,035)	(837,289)	(944,941)

(Loss)/Gain on disposal of subsidiaries	—	(1,537)	—	—	3,621

Operating income	76,120	94,172	120,160	122,565	197,567
Other income, net:
Interest income	6,474	13,017	25,488	30,121	44,880
Miscellaneous income, net	(283)	1,241	1,040	772	752

Provision for income taxes:
Current	(7,845)	(9,390)	(14,027)	(18,985)	(28,235)
Deferred	1,871	1,154	3,255	3,630	2,193

Provision for income taxes	(5,974)	(8,236)	(10,772)	(15,355)	(26,042)

Loss from equity method investment	—	—	—	(1,427)	(1,453)

Gain (Loss) from discontinued operations, net of tax	1,225	1,345	(3,228)	(407)	—

Net income	77,562	101,539	132,688	136,269	215,704

Add: Net loss attributable to noncontrolling interest	227	235	—	—	—

Net income attributable to New Oriental Education & Technology Group Inc.	77,789	101,774	132,688	136,269	215,704

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2010(3)	2011(3)	2012(3)	2013	2014
Net income from continuing operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc. (2)
- Basic	0.51	0.65	0.88	0.88	1.38

- Diluted	0.49	0.64	0.87	0.87	1.37

Net income (loss) from discontinued operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc. (2)
- Basic	0.01	0.01	(0.02)	(0.00)	—

- Diluted	0.01	0.01	(0.02)	(0.00)	—

Shares used in calculating basic net income per share	150,952,249	153,253,065	154,627,784	155,762,959	156,033,992

Shares used in calculating diluted net income per share	154,831,633	156,071,833	156,872,441	157,823,792	157,903,464

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the years Ended May 31,
(in thousands of US$)	2010	2011	2012	2013	2014
Cost of revenues	657	900	216	—	—
Selling and marketing	117	—	—	—	—
General and administrative	15,409	14,145	23,909	27,242	20,079
Total	16,183	15,045	24,125	27,242	20,079

(2)	Each ADS represents one common share.
(3)	Historical financial statements were adjusted retrospectively to reflect the discontinued operations of Elite English in the year ended May 31, 2013. Please see Note 5 to our consolidated financial statements included in this annual report for further information.

The following table presents our selected consolidated balance sheet data as of May 31, 2010, 2011, 2012, 2013 and 2014:

(in thousands of US$)	2010	2011	2012	2013	2014
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	281,104	317,260	428,261	417,166	371,593
Total assets	596,420	863,370	1,128,817	1,353,441	1,603,545
Total current liabilities	168,705	288,000	438,303	489,835	576,065
Total liabilities	168,842	289,147	438,415	496,189	577,787
Total shareholders’ equity	427,567	574,223	690,402	857,252	1,025,758
Noncontrolling interest	11	—	—	—	—
Total equity	427,578	574,223	690,402	857,252	1,025,758

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have increased the number of our schools in China from 25 as of May 31, 2006 to 56 as of May 31, 2014, and we increased the number of our learning centers in China from 111 as of May 31, 2006 to 647 as of May 31, 2014. We may continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

On July 13, 2012, we were informed that the SEC had issued a formal order of investigation captioned “In the Matter of New Oriental Education & Technology Group Inc.” In that investigation the SEC’s enforcement staff has requested documents and information concerning, among other things, the basis for the consolidation of New Oriental China, a variable interest entity of our company, and its schools and subsidiaries, into our consolidated financial statements and other issues related to certain allegations about us contained in a report issued on July 18, 2012 by Muddy Waters LLC. Prior to the October 2012 filing of our annual report on Form 20-F for fiscal year ended May 21, 2011, we were informed by SEC’s Division of Corporation Finance (“CORPFIN”) that, based on our representations made in response to CORPFIN’s inquiries, CORPFIN has no objection to our consolidation of New Oriental China into our consolidated financial statements, and also has no objection to the consolidation of our schools into New Oriental China or into our wholly-owned subsidiaries in China. See “Item 8. Financial Information—A. Legal and Administrative Proceedings—SEC Investigation” for more details. We are cooperating fully with the SEC in its investigation. We cannot predict the timing, outcome or consequences of the SEC investigation.

We have been named as a defendant in several putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We have defended against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Litigation.” Though a settlement has been reached in those lawsuits, a judgment on the settlement has not become final. If the settlement is terminated for any reason, we may need to renew our defense of those actions. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits if this occurs. Any adverse outcome of these cases, including any plaintiff’s appeal of the judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests that were previously offered in paper format only are now offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Further, the Chinese Ministry of Education, or the MOE, promulgated new curriculum standards on December 28, 2011 for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English. These new curriculum standards have taken effect in the fall semester of 2012, and we had finished adapting our tutoring programs and materials to these changes in curriculum standards in July 2013. In October 2013, the government announced plans to change policies relating to the gaokao, or college entrance exam that will change the format and content of English exam to be introduced in the coming years. These policies will be implemented on a province-by-province basis. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be materially and adversely affected.

We provide preparation courses for both overseas and domestic admissions and assessment tests. In the fiscal year ended May 31, 2014, we derived a significant portion of our revenues from test preparation courses. The success of our test preparation courses depends on the continued use of admissions and assessment tests as a requirement for admission or graduation. However, the use of admissions tests in China may decline or fall out of favor with educational institutions and government authorities. For example, educational institutions and government authorities in China have recently initiated discussions and conducted early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2014, 109 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE. Students admitted through such independently administered tests still need to meet certain thresholds in the national college entrance exam. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for certain of our services may decline, and our business may be materially and adversely affected.

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

Many factors may cause our gross and net margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of 5 and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. In our fiscal year ended May 31, 2014, the average class size for our short-term language training and test preparation courses was approximately 9 students per class, which decreased from approximately 10 students per class in the previous fiscal year. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to these factors.

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

We derived approximately 41.2% of our total net revenues for the fiscal year ended May 31, 2014 from our operations in Beijing, Shanghai, Wuhan and Xi’an, and we expect these four cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2014, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20- F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or unavailability of our online programs. We cannot assure you that we will be able to timely expand our online program infrastructure to meet demand for such programs. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. We have built an off-site computer center which is able to restore service within several minutes following significant damage to our on-site computer center.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2012, 2013 and 2014, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 99.0% and 98.4%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

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

New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is beneficially owned by Mr. Michael Minhong Yu, our founder, chairman and chief executive officer. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 16.4% of our total common shares issued and outstanding as of September 19, 2014. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. As of May 31, 2014, 15 of our schools elected as schools not requiring reasonable returns, 35 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified.

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

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development, which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. However, this outline is still new and no further law or regulation has been promulgated to implement the outline. If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises. For the year ended May 31, 2014, schools that accounted for approximately 61.1% of our consolidated net revenues were subject to a 25% income tax rate. Historically, the effective income tax rates for all our schools were 9.93%, 10.26% and 10.00% in the fiscal years ended May 31, 2012, 2013 and 2014, respectively. Additionally, if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny. As a result, implementation of this reform policy may adversely affect our results of operations.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the European sovereign debt crisis will be contained and when the Chinese economy will resume the high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the relationship between China and Japan.

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

SAFE issued a notice in July 2014, which replaced the previous notice issued in October 2005. The 2014 SAFE notice requires PRC domestic residents, including both PRC domestic institutions and PRC domestic individual residents, to register with the local SAFE branch before establishing or controlling any company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment, financing or conducting roundtrip investment. Such a company located outside of China is referred to in the notice as an “offshore special purpose company.” Our beneficial owners immediately before our initial public offering who are PRC residents had registered with the local branch of SAFE prior to our initial public offering in 2006. The failure of these beneficial owners to timely amend their SAFE registrations, if required, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends or repay loans in foreign exchange to our company or otherwise adversely affect our business.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China, the broadest measure of inflation, was 2.5% for May 2014. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again until it began to depreciate against the U.S. dollar in January 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

In December 2008, two of our wholly owned subsidiaries in China, Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, and Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, and one subsidiary of New Oriental China, Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Xuncheng Network, were recertified as “high and new technology enterprise” in Beijing. All of them are entitled to a 15% tax rate as long as they continue to qualify as a high and new technology enterprise. Enterprises that qualify as a “software enterprise” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Pioneer, Shanghai Smart Words and Beijing Smart Wood qualified as software enterprises and were exempt from income taxes from January 2010 through December 31, 2011, from January 2011 through December 31, 2012 and from January 2012 through December 31, 2013, respectively, and a tax rate of 12.5% through December 31, 2014, through December 31, 2015 and through December 31, 2016, respectively. Beijing Right Time and Beijing Joy Tend are exempt from income taxes from January 1, 2013 through December 31, 2014 followed by a 12.5% tax rate through December 31, 2017. Beijing Top and Beijing Magnificence each qualified as software enterprises and will be exempt from enterprise income tax for two years beginning in their first profitable year followed by a tax rate of 12.5% for the succeeding three years.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2014, 15 of our schools elected as schools not requiring reasonable returns, 35 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. On July 8, 2013, Shanghai promulgated the Interim Measures for the Registration of Operational Private Training Institutions, or Measure No. 5, which requires for-profit private training institutions to register with local administration of industry and commerce bureau. The Measure No. 5 came into effect on August 8, 2013 and will remain effective for two years. Our school in Shanghai has been subject to 25% standard enterprise income tax, and is thus not affected by Measure No. 5. However, if similar regulations or policies are promulgated in other cities where we operate, and our schools choose to be or are required to be registered as for-profit private training institutions, they may be required to pay 25% standard enterprise income tax, which may be higher than the tax rates they are currently subject to, and our results of operations may be materially and adversely affected. Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2014. Preferential tax treatments granted to us by governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially to those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

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

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission (the “SEC”) as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms,(including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four “ accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2014 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2014. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Since our inception in 1993, we have had approximately 18.7 million cumulative student enrollments. In the fiscal year ended May 31, 2014, we had over 2.6 million student enrollments, including approximately 1.6 million student enrollments in our K-12 after-school tutoring courses, approximately 0.7 million student enrollments in our test preparation courses and approximately 0.2 million student enrollments in our language training programs. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$753.2 million for the fiscal year ended May 31, 2012 to US$1,138.9 million for the fiscal year ended May 31, 2014, representing a compound annual growth rate, or CAGR, of 23.0%. Net revenues from our language training and test preparation courses accounted for 85.6%, 85.3% and 85.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2012, 2013 and 2014. Net income attributable to New Oriental Education & Technology Group Inc. increased from US$132.7 million in the fiscal year ended May 31, 2012 to US$215.7 million in the fiscal year ended May 31, 2014, representing a CAGR of 27.5%.

Our Network

We deliver our educational programs, services and products to students through an extensive physical network of 56 schools, 647 learning centers and 31 bookstores operated by us, over 5,000 third-party bookstores and approximately 16,600 teachers in 50 cities as of May 31, 2014, as well as through our online network, which had approximately 9.2 million registered users as of May 31, 2014. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We plan to continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for our Yangzhou school, part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou and Changsha. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2014.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	4	63	1
Shanghai	1	50	1
Guangzhou	1	28	1
Wuhan	1	44	1
Yangzhou	1	—	—
Tianjin	1	30	1
Xi’an	1	19	1
Nanjing	2	12	1
Shenyang	1	26	1
Chongqing	1	11	1
Chengdu	1	17	1
Shenzhen	1	15	—
Xiangyang	1	6	—
Taiyuan	1	22	1
Haerbin	1	13	1
Changsha	1	18	1
Jinan	1	21	1
Zhengzhou	1	27	1
Hangzhou	1	22	1
Changchun	3	29	1
Shijiazhuang	1	10	1
Suzhou	1	13	1
Zhuzhou	1	2	—
Anshan	1	1	—
Hefei	1	11	1

City	Number of schools	Number of learning centers	Number of bookstores
Kunming	1	24	1
Wuxi	1	5	—
Foshan	1	4	—
Fuzhou	1	9	1
Yichang	1	—	—
Nanchang	1	19	1
Jingzhou	1	1	—
Dalian	1	9	1
Lanzhou	1	8	1
Huangshi	1	1	—
Ningbo	1	4	1
Xiamen	1	11	1
Qingdao	1	7	1
Nanning	1	5	—
Xuzhou	1	6	1
Xiangtan	1	—	—
Zhenjiang	1	1	—
Luoyang	1	3	—
Nantong	1	—	—
Jilin	1	3	—
Guiyang	1	3	—
Hohhot	1	3	1
Tangshan	1	3	—
Urumqi	1	5	1
Shiyan	1	3	—
Total	56	647	31

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a full-time secondary school in Beijing, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We update and expand our course offerings frequently in response to evolving market needs. We currently have a full-time staff of approximately 480 people involved in our centralized curriculum development process. Our program, service and product offerings are generally divided into seven areas: test preparation; K-12 after-school tutoring; language training; primary and secondary schools and kindergartens; educational content, software and other technology development and distribution; online education; and other services and products.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2014, we had approximately 741,000 student enrollments in our test preparation courses, of which approximately 337,000 were in overseas test preparation courses, 404,000 were in PRC test preparation courses.

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

In our fiscal year ended May 31, 2014, approximately 39.8% and 13.5% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 17.1% and 9.1% of the total student enrollments in our PRC test preparation courses took place in Beijing and Xi’an, respectively. Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized VIP class, our experienced teachers generally teach in classes ranging from 6 to 150 students. Our students enroll in a 50- to 160-hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB500 to RMB12,000 per course.

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

Our typical U-Can All Subjects after-school tutoring courses for middle school and high school students last for 8 to 16 weeks with classroom instruction one to four times per week for 1.5 to 4 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of these courses typically range from 6 to approximately 100 students per class.

In our fiscal year ended May 31, 2014, we had approximately 875,000 student enrollments in our after-school tutoring courses for middle school and high school students, and approximately 22.6%,14.5%, and 5.6% of the enrollments took place in Beijing, Xi’an and Nanchang, respectively. Course fees for our all subject after-school tutoring courses for middle school and high school students range from approximately RMB400 to approximately RMB5,000 per course.

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

Our after-school tutoring courses for children are typically divided into classes of 6 to approximately 25 students per class. Students attend class one to four times per week for 1.5 to 3 hours per class. We test our students to measure their progress and make sure they are progressing as needed to advance to the next book and class level without jeopardizing the fundamentals that will allow them to excel in the future.

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

In our fiscal year ended May 31, 2014, we had approximately 700,000 student enrollments in our Pop Kids All Subjects after-school tutoring courses and approximately 13.1%,8.8% and 7.2% of the enrollments took place in Wuhan, Guangzhou and Beijing, respectively. Course fees for these courses range from approximately RMB300 to approximately RMB3,600 per course.

Language Training Courses for Adults

We provide various types of English language training courses as well as training courses for other foreign languages, including German, Japanese, French, Korean and Spanish.

English language training courses is a primary component of our language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency. Our English for adults program offers courses designed to teach and improve students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for 6 to 12 weeks with classroom instruction 1 to 4 times per week for 1.5 to 4 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of our English for adults courses typically range from 6 to approximately 100 students per class.

In our fiscal year ended May 31, 2014, we had approximately 158,000 student enrollments in our English for adults courses and approximately 28.9%, 21.0% and 15.0% of the total enrollments were for courses taught in Beijing, Guangzhou and Shanghai, respectively. Course fees for our English for adults courses range from approximately RMB300 to approximately RMB6,000 per course.

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. In our fiscal year ended May 31, 2014, we had over 3,700 students at the Yangzhou school, approximately 48% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 390 teachers and 280 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2014, the school accepted 1,200 students out of over approximately 2,600 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2014, tuition at the Yangzhou school ranged from RMB18,000 to RMB22,000 per year.

In July 2006, we established an international high school program within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high school aims to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. Each of the students of the class of 2014 of the international high school program at our Yangzhou school was admitted into at least one of the top 100 universities in the United States. In our fiscal year ended May 31, 2014, tuition at our international school ranges from RMB80,000 to RMB90,000 per year.

Educational Content, Software and other Technology Development and Distribution

We develop and edit educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals. We distribute these materials through various distribution channels, consisting of our classrooms and bookstores as well as third-party distributors. In the fiscal year ended May 31, 2014, we developed and edited about 200 titles and distributed over 11.6 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with ETS, HMH, Cambridge University Press, Cambridge English Language Assessment, The McGraw-Hill Companies, Pearson Education, Oxford University Press, McMillan, Harper Collins, Barron’s or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com. As of May 31, 2014, approximately 9.2 million users had registered accounts with us, with access to free informational content on our website. In the fiscal year ended May 31, 2014, we had approximately 178,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses.

We currently offer approximately 2,800 online courses, including language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded lectures. Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. As a supplement to our online courses, we also offer many online study services, including course planning, testing, composition correcting and one-on-one tutoring. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

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

Brand Name Cooperation. In January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation schools operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these schools are not included as our student enrollments. As of May 31, 2014, there were a total of 17 brand cooperation schools. For the fiscal years ended May 31, 2012, 2013 and 2014, we recognized revenues in an aggregate amount of US$811,000, US$1,577,000 and US$256,000, respectively, from license and training fees received from these schools.

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

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003), as amended, and the Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these regulations.

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

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution. Each of our schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the Ministry of Civil Affairs.

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

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of May 31, 2014, 15 of our schools elected as schools not requiring reasonable returns, 35 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified. Preferential tax treatments granted to our schools by governmental authorities are subject to review and may be adjusted or revoked at any time in the future.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2014, New Oriental China was the sponsor of 54 schools and Beijing New Oriental Stars was the sponsor of two kindergartens.

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

Setting up education websites and online education schools was subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school had to, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may set down administrative license. On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. On January 1, 2014, the State Council promulgated the Decision to Cancel or to Delegate another Batch of Administrative Approval Items to Lower Level, in which the administrative license for “online education schools” was cancelled.

Regulations on Publishing and Distribution of Publications

On December 25, 2001, the State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which became effective on February 1, 2002 and was later amended on March 19, 2011, July 18, 2013 and January 28, 2014. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

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

The Administrative Regulations on Publishing Audio-Video Products was later amended on March 19, 2011 and December 7, 2013, pursuant to which the Permit for Operating Audio-Video Products is replaced by the Permit for Operating Publications. In addition, GAPP and the Ministry of Commerce jointly issued the Administrative Regulations on Publications Market, which became effective on March 25, 2011 and was subsequently amended on July 13, 2013, or the New Administrative Regulations on Publications Market. According to the New Administrative Regulations on Publication Market, the distribution of publications is still subject to the same license system provided in the Administrative Regulations on Publications Market, except that the scope of publications is widened to include audio and video products. Upon the effectiveness of the New Administrative Regulations on Publications Market, the Administrative Regulations on Publications Market ceased to be effective, and entities or individuals engaging in distribution of publications, including audio-video products, shall only need to hold a Permit for Operating Publications Business, while a Permit for Publishing Audio-Video Products shall no longer be needed.

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

Guidelines for Overseas Study Tour participated by the Primary and Middle School Students (Trial)

The Ministry of Education promulgated the Guidelines for Overseas Study Tour participated by the Primary and Middle School Students (Trial) (the “Guidelines”) on July 14, 2014. Under the Guidelines, overseas study tours participated in by primary and middle school students(the “Overseas Study Tour”) means, by adapting to the characteristics of the primary and middle school students and the educational needs, programs that organize the primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other activities that help students expand their horizon and promote enrichment and enhancement, in the manner of group travel and group accommodation during the academic semesters or vacations. Overseas Study Tours attended by primary and middle school students shall follow the principles of safety, civility and efficiency. The schedule for study, from the perspective of both the content and the duration, shall be no less than 1/2 of the total schedule. The organizer shall choose legitimate and qualified cooperation institutions, and stress the importance of safe education, and shall appoint a guiding teacher for each group. The organizer shall apply the rules of cost accounting, notify the students and their supervisors of the composition of the fees and expenses, and enter into an agreement as required by law. The school and its staff shall not seek any economic benefit from organizing its own students to attend an Overseas Study Tour.

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

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006 and was revised in January 2013. These regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law. This regulation also provides that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013 (the 2013 revised version has been promulgated on August 30, 2013 and became effective on May 1, 2014), protects the proprietary rights to registered trademarks. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. On July 3, 2014, the State Administration for Industry and Commerce released Provisions on the Recognition and Protection of Well-Known Trademarks. According to these provisions, well-known trademarks shall be recognized on a case-by-case basis, and be subject to the principle of passive protection. Our trademarks “新东方” and “New Oriental” were recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special-Purpose Companies, or SAFE Circular No. 37, which became effective as of July 4, 2014 and repealed the previous SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75 on the same date, a PRC Resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls an company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such a company located outside of China is referred to as an offshore special purpose vehicle.

Under SAFE Circular No. 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

Our beneficial owners immediately before our initial public offering who are PRC residents had registered with the local branch of SAFE prior to our initial public offering in 2006.

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

Seven of our wholly owned subsidiaries in China, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend Technology Co., Ltd., or Beijing Joy Tend, Beijing Right Time Technology Co., Ltd., or Beijing Right Time, Beijing Top Technology Company Ltd., or Beijing Top, and Beijing Magnificence Technology Co., Ltd., or Beijing Magnificence, are qualified as software enterprises. Beijing Pioneer was exempt from income taxes from January 2010 through December 31, 2011 and have a tax rate of 12.5% through December 31, 2014. Shanghai Smart Words was exempt from income taxes from January 2011 through December 31, 2012 and have a tax rate of 12.5% through December 31, 2015. Beijing Smart Wood is exempt from income taxes from January 1, 2012 through December 31, 2013 followed by a 12.5% tax rate through December 31, 2016. Beijing Right Time and Beijing Joy Tend are exempt from income taxes from January 1, 2013 through December 31, 2014 followed by a 12.5% tax rate through December 31, 2017. Beijing Top and Beijing Magnificence each qualified as software enterprises and will be exempt from enterprise income tax for two years beginning in their first profitable year followed by a tax rate of 12.5% for the succeeding three years.

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

Substantially all of our operations are conducted in China through contractual arrangements between our wholly owned subsidiaries in China, New Oriental China (our variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly owned subsidiaries that are parties to these contractual arrangements are Beijing Hewstone, Beijing Decision, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top and Beijing Magnificence. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Each of Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top and Beijing Magnificence primarily engages in the educational software development business.

In addition, we have a wholly-owned subsidiary in China, Beijing Judgment Education & Consulting Co., Ltd., or Beijing Judgment, which holds the real estate properties on which certain of our schools are located. Beijing Judgment in turn has one subsidiary in China, Beijing New Oriental Stars Education & Consulting Co., Ltd., or Beijing New Oriental Stars, which is a holding company for our two kindergartens.

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
Contractual arrangements including equity pledge agreements, option agreement and proxy agreement, power of attorney, master exclusive service agreement and related service agreements. See “—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

(1)	Beijing Century Friendship Education Investment Co., Ltd is 80% owned by Mr. Michael Minhong Yu, our company’s founder, chairman and chief executive officer, and 20% owned by Ms. Bamei Li, Mr. Yu’s mother.
(2)	Excluding Guangzhou Panyu Privately-Funded New Oriental Training Center, Guangzhou New Oriental School and Fuyang New Oriental Training School, which are separate legal entities but have been counted to our learning centers from the perspective of our internal management.

(3)	Consisting of various PRC companies operating our educational content and other technology development and distributions business, online education business and overseas studies consulting business in China.

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly owned subsidiaries in China, and New Oriental China, its schools and subsidiaries and its shareholder. In the fiscal years ended May 31, 2012, 2013 and 2014, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 99.0% and 98.4%, respectively, of our total net revenues. New Oriental China is our variable interest entity which is directly wholly owned by Century Friendship, a PRC domestic company controlled by Mr. Michael Minghong Yu, our founder, chairman and chief executive officer.

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

Pursuant to the five new equity pledge agreements dated April 23, 2012 among New Oriental China, Century Friendship and five of our wholly owned subsidiaries in China, namely Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Smart Wood, Century Friendship agreed to pledge its equity interests in New Oriental China to these five subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant principal agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of our wholly owned subsidiaries in China. Upon the conclusion of the master exclusive service agreement on September 19, 2014 between Beijing Pioneer and New Oriental China, the list of principal agreements has been updated to include the master exclusive service agreement and the relevant service agreements. The equity pledge agreements are agreements which collateralize the security interest. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the Haidian District, Beijing branch of the SAIC. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 agreements.

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

Service Agreements. Our wholly owned subsidiaries in China have entered into a series of service agreements with New Oriental China and its schools and subsidiaries to enable them to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. In the fiscal years ended May 31, 2012, 2013 and 2014, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$118.6 million, US$146.6 million and US$160.0 million, respectively.

There are four categories of service agreements, namely, new enrollment system development service agreements, other operating service agreements, sale of educational software agreements and trademark license agreements, each of which is summarized below.

New Enrollment System Development Service Agreements. Since 2005, Beijing Decision has entered into new enrollment system service agreements with certain schools of New Oriental China, under which Beijing Decision agreed to provide new enrollment system development and regular maintenance services to the schools of New Oriental China for a fee calculated based upon the number of enrollments. For the fiscal year ended May 31, 2014, there were 16 new enrollment system development service agreements. Fourteen of these agreements may be renewed by both parties to the agreements, and two of these agreements provide automatic renew terms. The service fees are equal to the applicable fee rate multiplied by the number of student enrollments. The fees under the agreements are subject to the periodic review by our group financial department and are typically reviewed and adjusted each year. If no adjustment is made, the most recent fee rate will apply. For the fiscal year ended May 31, 2014, the fee rate was up to RMB30 per new student enrollment.

Other Operating Service Agreements. Pursuant to the operating service agreements between certain of our wholly owned subsidiaries in China and certain schools or subsidiaries of New Oriental China, our wholly owned subsidiaries in China have agreed to provide certain operating services to the schools or subsidiaries of New Oriental China for fees which are calculated based on a percentage of the respective revenues of New Oriental China’s schools and subsidiaries. For the fiscal year ended May 31, 2014, there were 115 such service agreements between our wholly owned subsidiaries in China and New Oriental China’s schools and subsidiaries. Of these agreements, 111 agreements provide automatic renewal terms and New Oriental China’s schools and subsidiaries cannot terminate the agreements without the consent of our wholly owned subsidiaries in China. The remaining agreements may be renewed with mutual consent. The fees under these agreements were 2.0% to 6.0% of the monthly revenues of the applicable New Oriental China school or subsidiary for the fiscal year ended May 31, 2014. The fees under the agreements are subject to periodic review by our group financial department and typically are reviewed and adjusted each year. If no adjustment is made, the most recent fee rate will apply.

Sale of Educational Software. Certain of our wholly owned subsidiaries in China sell various self-developed educational software to New Oriental China’s schools and subsidiaries, which are in turn included as part of the course materials for students enrolled in relevant courses. For the fiscal year ended May 31, 2014, there were 282 such agreements between our wholly owned subsidiaries in China and New Oriental China’s schools or subsidiaries. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms and schools and subsidiaries of New Oriental China cannot terminate the agreements without the consent of our wholly owned subsidiaries in China. The price of the software is determined by our respective PRC subsidiaries.

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

On September 19, 2014, Beijing Pioneer entered into a master exclusive service agreement with New Oriental China to enable our wholly owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. The various existing service agreements mentioned above will remain effective after the conclusion of the master exclusive service agreement; however, if they have any conflict with the terms and conditions of the master exclusive service agreement, the master exclusive service agreement will prevail.

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

Our headquarters are located in Beijing, China, where we own approximately 19,000 square meters of office and classroom space. In addition, we own approximately 168,000 square meters of schools in Yangzhou and an aggregate of approximately 58,600 square meters of space for our schools, learning centers and bookstores in various cities in China, including Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha and Beijing.

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

Specific Factors Affecting Our Results of Operations

While our business is influenced by factors affecting the private education industry in China generally and by conditions in each of the geographic markets we serve, we believe our business is more directly affected by company-specific factors such as the number of student enrollments, the amount of course fees and our operating costs and expenses. The number of student enrollments is in turn largely driven by the demand for our courses, the effectiveness of our marketing and brand promotion efforts, our ability to build up a comprehensive online and offline integrated education ecosystem in a timely manner, the locations of our schools and learning centers, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressure, as well as seasonal factors. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar courses.

Our future results of operations will depend significantly upon our ability to increase paying users for our online courses, increase student enrollments at existing schools and learning centers and further expand our school network throughout China, as well as offer a greater variety of courses, including smaller-size classes. Our planned expansion may result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our growth. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

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

Net Revenues. In the fiscal years ended May 31, 2012, 2013 and 2014, we generated total net revenues of US$753.2 million, US$959.9 million and US$1,138.9 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 89.6%, 89.4% and 88.3% of our total net revenues in the fiscal years ended May 31, 2012, 2013 and 2014, respectively; and

•	books and others, which accounted for 10.4%, 10.6% and 11.7% of our total net revenues in the fiscal years ended May 31, 2012, 2013 and 2014, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education and online education. Revenues from language training courses and test preparation courses accounted for 85.6%, 85.3% and 85.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2012, 2013 and 2014.

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

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training, overseas admissions and assessment test preparation and K-12 after-school tutoring program, the quality of our instruction and the variety of our programs, services and products. For the past several years, our revenue growth has been driven primarily by increased enrollments in our K-12 after-school tutoring courses and overseas test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. To further penetrate the K-12 after-school tutoring market, we have expanded the scope of our course offerings to cover non-English subjects, including through our New Oriental U-Can (Non-English) all subjects training program for middle and high school students and Pop Kids (Non-English) all subjects training program for elementary school students, and plan to further expand our course offerings and geographic coverage in the future to capture a larger share of the huge after-school training market in China.

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

We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar programs. Our test preparation courses are generally delivered in class settings ranging from 1 student to 150 students per class. Our K-12 after-school tutoring courses and our English language training courses are delivered in class settings generally ranging from 1 student to 100 students per class. In November 2013, we launched an online test preparation program on our own online education website koolearn.com, which features live broadcasts of a series of our most popular offline test preparation classes. We typically adjust course fees or school fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. We expect to continue to derive a substantial majority of our revenues from educational programs and services.

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

	For the Year Ended
(in thousands, except percentages)	2012		2013		2014
	US$	%	US$	%	US$	%
Net revenues	753,195	100	959,854	100	1,138,887	100
Operating costs and expenses:
Cost of revenues	(293,063)	(38.9)	(384,177)	(40.0)	(451,669)	(39.7)
Selling and marketing	(113,568)	(15.1)	(142,098)	(14.8)	(169,062)	(14.8)
General and administrative	(226,404)	(30.1)	(311,014)	(32.4)	(324,210)	(28.5)

Total operating costs and expenses	(633,035)	(84.1)	(837,289)	(87.2)	(944,941)	(83.0)

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

Share-based Compensation Expenses. In January 2006, we adopted the 2006 Share Incentive Plan, under which we are authorized to, starting from 2006, issue up to 8,000,000 common shares pursuant to awards (including options) granted under the plan to our employees, directors and consultants. The number of common shares available for grant under the 2006 Share Incentive Plan may be increased by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the plan administrator. Since the adoption of our 2006 Share Incentive Plan, we have granted options to purchase 15,826,000 common shares, of which 2,253,608 options to purchase common shares had been forfeited as of May 31, 2014. In Addition, since the adoption of our 2006 Share Incentive Plan, we have granted a total of 7,228,671 non-vested equity shares, including 19,830 shares granted in the fiscal year ended May 31, 2014, of which 1,084,199 shares had been forfeited as of May 31, 2014. We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended
(in thousands, except percentages)	2012		2013		2014
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
Cost of revenues	216	0.9	—	—	—	—
General and administrative	23,909	99.1	27,242	100.0	20,079	100.0

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

Gain on disposal of subsidiaries. In March 2014, we sold 100% equity interest in Beijing Boost Caring Education &Consulting Co., Ltd. to Beijing MaxEn International Education Consulting Co., Ltd., or MaxEn, a joint venture 65% owned by our company, resulting in a gain of US$3,254. In May 2014, we sold 100% equity interest in Beijing New Oriental North Star Training School to MaxEn, resulting in a gain of US$367.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Other than our primary and secondary schools, our operating entities in China are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges, and a value-added tax at varying rates ranging from 3% to 17% on gross revenues from sales of books, educational software and other products. According to the then-in-effect Circular No. 111 and Circular No. 71 issued by the Ministry of Finance and the State Administration of Taxation on November 11, 2011 and July 31, 2012, respectively, the new enrollment system development services and other operating services provided by Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Smart Wood and Beijing Pioneer which were previously subject to business tax before the implementation of Circular No. 111 and Circular No. 71, have since become subject to value-added tax following the implantation of these two circulars. Pursuant to the same, the operating services provided by Beijing Joy Tend and Beijing Right Time, Beijing Top and Beijing Magnificence are also subject to value-added tax. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation promulgated Circular No. 37, which replaces Circular No. 111 and Circular No. 71 and expands such practice of replacing business tax with value-added tax to nationwide starting August 1, 2013. Following the change from business tax to value-added tax, the applicable tax rate for such services increased by 1%, from 5% up to 6%, while the tax payable amount of value-added tax relating to such services was the output tax amount in a tax period minus input tax amount in the same period. Circular No. 37 and the relevant implementation measures and rules are relatively new and the interpretation and enforcement this circular involve uncertainties; however, to date, the practices instituted under the new circular have had no material adverse effect on the tax positions of our operating entities in China.

With regard to income tax, according to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2014, 15 of our schools elected as schools not requiring reasonable returns, 35 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. Among our schools in the four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2014, three schools are subject to the standard 25% enterprise income tax rate and one school is not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2014.

Enterprises that qualify as “high and new technology enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. In December 2008, Beijing Hewstone and Beijing Decision and Xuncheng Network were recertified as “high and new technology enterprise” in Beijing. All of them are entitled to a 15% tax rate as long as they continue to qualify as a high and new technology enterprise. The deferred tax balance of Beijing Decision, Beijing Hewstone and Xucheng Network is calculated at a rate of 15%, as we expect them to continue to be qualified as “high and new technology enterprises.” Enterprises that qualify as “software enterprises” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Seven of our wholly owned subsidiaries in China, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top and Beijing Magnificence, are qualified as software enterprises. Beijing Pioneer was exempt from income taxes from January 2010 through December 31, 2011 and have a tax rate of 12.5% through December 31, 2014. Shanghai Smart Words was exempt from income taxes from January 2011 through December 31, 2012 and have a tax rate of 12.5% through December 31, 2015. Beijing Smart Wood is exempt from income taxes from January 1, 2012 through December 31, 2013 followed by a 12.5% tax rate through December 31, 2016. Beijing Right Time and Beijing Joy Tend are exempt from income taxes from January 1, 2013 through December 31, 2014 followed by a 12.5% tax rate through December 31, 2017. Beijing Top and Beijing Magnificence each qualified as software enterprises and will be exempt from enterprise income tax for two years beginning in their first profitable year followed by a tax rate of 12.5% for the succeeding three years.

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

Recent Acquisition

In September 2012, we acquired a 100% equity interest in China Management Software Institute for US$18.0 million.

Discontinued Operations

In July 2012, our company transferred the ownership of Elite English, which provides high-end, personalized and advanced English language training, to Mr. Yunkai Weng, the head of Elite English, for US$5,500,000 through three installments during the period from May 2014 to May 2016. As a result, the financial results associated with Elite English have been presented as discontinued operations in fiscal years ended May 31, 2012, 2013 and 2014.

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

	For the Year Ended May 31,
(in thousands of US$)	2012	2013	2014
Net revenues:
Educational programs and services	675,189	857,685	1,006,198
Books and others	78,006	102,169	132,689
Total net revenues	753,195	959,854	1,138,887
Operating costs and expenses(1):
Cost of revenues	(293,063)	(384,177)	(451,669)
Selling and marketing	(113,568)	(142,098)	(169,062)
General and administrative	(226,404)	(311,014)	(324,210)
Total operating costs and expenses	(633,035)	(837,289)	(944,941)

Gain on disposal of subsidiaries	—	—	3,621

Operating income	120,160	122,565	197,567
Other income, net	26,528	30,893	45,632
Provision for income taxes	(10,772)	(15,355)	(26,042)
Loss from equity method investment	—	(1,427)	(1,453)
Income from continuing operations	135,916	136,676	215,704
Loss from discontinued operations, net of tax	(3,228)	(407)	—
Net income	132,688	136,269	215,704

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2012	2013	2014
Cost of revenues	216	—	—
General and administrative	23,909	27,242	20,079

Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013

Net Revenues. Our total net revenues from our continued operations increased by 18.7% from US$959.9 million for the fiscal year ended May 31, 2013 to US$1,138.9 million for the fiscal year ended May 31, 2014. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•	Educational Programs and Services. Net revenues from our educational programs and services from our continued operations increased by 17.3% from US$857.7 million for the fiscal year ended May 31, 2013 to US$1,006.2 million for the fiscal year ended May 31, 2014. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$818.6 million in the fiscal year ended May 31, 2013 to US$969.9 million in the fiscal year ended May 31, 2014. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from over 2.5 million in the fiscal year ended May 31, 2013 to over 2.6 million in the fiscal year ended May 31, 2014, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students, language training courses for children and PRC test preparation courses. Our total number of schools and learning centers were 56 and 647, respectively, as of May 31, 2014, compared to 57 and 669, respectively, as of May 31, 2013.

•	Books and Others. Net revenues from sales of books and other educational materials and services from our continued operations increased by 29.9% from US$102.2 million in the fiscal year ended May 31, 2013 to US$132.7 million in the fiscal year ended May 31, 2014, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2014, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses from our continued operations increased by 12.9% from US$837.3 million in the fiscal year ended May 31, 2013 to US$944.9 million in the fiscal year ended May 31, 2014. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•	Cost of Revenues. Our cost of revenues from our continued operations increased by 17.6% from US$384.2 million in the fiscal year ended May 31, 2013 to US$451.7 million in the fiscal year ended May 31, 2014. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers during the fiscal year ended May 31, 2014, which was partially offset by a decrease in our rental payments.

•	Selling and Marketing Expenses. Our selling and marketing expenses from our continued operations increased by 19.0% from US$142.1 million in the fiscal year ended May 31, 2013 to US$169.1 million in the fiscal year ended May 31, 2014. This increase was primarily due to increased marketing and promotional expenses in connection with opening new learning centers and the addition of over 200 new sales and marketing personnel during the fiscal year ended May 31, 2014.

•	General and Administrative Expenses. Our general and administrative expenses from our continued operations increased by 4.2% from US$311.0 million in the fiscal year ended May 31, 2013 to US$324.2 million in the fiscal year ended May 31, 2014. This increase was primarily due to an increase of US$5.7 million in general operational expenses during the fiscal year ended May 31, 2014. General and administrative expenses for the fiscal year ended May 31, 2014 included US$20.1 million in share-based compensation expenses, a decrease from US$27.2 million in the fiscal year ended May 31, 2013, which was primarily due to fewer grants and expiration of non-vested shares in the fiscal year ended May 31, 2014.

Other Income, Net. Our other income from our continued operations, net which primarily includes interest income, increased by 47.7% from US$30.9 million in the fiscal year ended May 31, 2013 to US$45.6 million in the fiscal year ended May 31, 2014.

Provision for Income Tax. Our income tax expense from our continued operations increased by 69.6% from US$15.4 million in the fiscal year ended May 31, 2013 to US$26.0 million in the fiscal year ended May 31, 2014. The increase was primarily due to increased taxable income of New Oriental China, greater contribution from schools or entities which are subject to higher income tax rate as well as a dividend withholding tax we incurred in the fiscal year ended May 31, 2014.

Net Income. As a result of the foregoing, net income increased by 58.3% from US$136.3 million for the fiscal year ended May 31, 2013 to US$215.7 million for the fiscal year ended May 31, 2014.

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

•	Educational Programs and Services. Net revenues from our educational programs and services from our continued operations increased by 27.0% from US$675.2 million for the fiscal year ended May 31, 2012 to US$857.7 million for the fiscal year ended May 31, 2013. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$645.0 million in the fiscal year ended May 31, 2012 to US$818.6 million in the fiscal year ended May 31, 2013 and, to a lesser extent, an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 2.4 million in the fiscal year ended May 31, 2012 to approximately 2.5 million in the fiscal year ended May 31, 2013, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students, language training courses for children and PRC test preparation courses. Our total number of schools and learning centers increased from 55 and 609, respectively, as of May 31, 2012, to 57 and 669, respectively, as of May 31, 2013.

•	Books and Others. Net revenues from sales of books and other educational materials and services from our continued operations increased by 31.0% from US$78.0 million in the fiscal year ended May 31, 2012 to US$102.2 million in the fiscal year ended May 31, 2013, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2013, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses from our continued operations increased by 32.3% from US$633.0 million in the fiscal year ended May 31, 2012 to US$837.3.0 million in the fiscal year ended May 31, 2013. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•	Cost of Revenues. Our cost of revenues from our continued operations increased by 31.1% from US$293.1 million in the fiscal year ended May 31, 2012 to US$384.2 million in the fiscal year ended May 31, 2013. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers and an increase in our rental payments as the number of our schools and learning centers increased from 55 schools and 609 learning centers as of May 31, 2012 to 57 schools and 669 learning centers as of May 31, 2013.

•	Selling and Marketing Expenses. Our selling and marketing expenses from our continued operations increased by 25.1% from US$113.6 million in the fiscal year ended May 31, 2012 to US$142.1 million in the fiscal year ended May 31, 2013. This increase was primarily due to increased marketing and promotional expenses in connection with opening new learning centers and the addition of over 100 new sales and marketing personnel during the fiscal year ended May 31, 2013.

•	General and Administrative Expenses. Our general and administrative expenses from our continued operations increased by 37.4% from US$226.4 million in the fiscal year ended May 31, 2012 to US$311.0 million in the fiscal year ended May 31, 2013. This increase was primarily due to an increase of US$33.9 million in personnel related expenses and the SEC investigation related expenses during the fiscal year ended May 31, 2012. General and administrative expenses for the fiscal year ended May 31, 2013 included US$27.2 million in share-based compensation expenses, an increase from US$23.9 million in the fiscal year ended May 31, 2012, which was primarily due to new grants of non-vested shares in the fiscal year ended May 31, 2013.

Other Income, Net. Our other income from our continued operations, net which primarily includes interest income, increased by 16.5% from US$26.5 million in the fiscal year ended May 31, 2012 to US$30.9 million in the fiscal year ended May 31, 2013.

Provision for Income Tax. Our income tax expense from our continued operations increased by 42.5% from US$10.8 million in the fiscal year ended May 31, 2012 to US$15.4 million in the fiscal year ended May 31, 2013. The increase was primarily due to increased taxable income of New Oriental China and greater contribution from schools or entities which are subject to higher income tax rate.

Net Income. As a result of the foregoing, net income increased by 2.7% from US$132.7 million for the fiscal year ended May 31, 2012 to US$136.3 million for the fiscal year ended May 31, 2013.

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

Net revenues from our language training and test preparation courses from our continued operations accounted for 85.6%, 85.3% and 85.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2012, 2013 and 2014. Net revenues from our primary and secondary school education from our continued operations accounted for 2.4%, 2.2% and 2.1%, respectively, of our total net revenues from our continued operations in the fiscal years ended May 31, 2012, 2013 and 2014. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary schools ratably over the corresponding academic year.

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

(in thousands of US$)	2012	2013	2014
Net revenues of reportable segments:
Language training and test preparation courses	644,981	818,550	969,947
Primary and secondary education	17,757	20,712	24,063

Total net revenues of reportable segments	662,738	839,262	994,010

Total net revenues of our company	753,195	959,854	1,138,887
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(245,169)	(328,663)	(388,998)
Primary and secondary education	(8,160)	(8,396)	(8,488)
Selling and marketing:
Language training and test preparation courses	(77,064)	(96,064)	(112,092)
Primary and secondary education	(1,335)	(1,712)	(956)
General and administrative:
Language training and test preparation courses	(149,316)	(198,718)	(204,679)
Primary and secondary education	(5,532)	(6,648)	(8,748)

Total operating costs and expenses of reportable segments	(486,576)	(640,201)	(723,961)

Total operating costs and expenses of our company	(633,035)	(837,289)	(944,941)

Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013

Net Revenues of Reportable Segments

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses from our continued operations increased by 18.5% from US$818.6 million for the fiscal year ended May 31, 2013 to US$969.9 million for the fiscal year ended May 31, 2014, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013—Net Revenues—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education from our continued operations increased by 16.2% from US$20.7 million for the fiscal year ended May 31, 2013 to US$24.1 million for the fiscal year ended May 31, 2014, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses from our continued operations increased by18.4% from US$328.7 million for the fiscal year ended May 31, 2013 to US$389.0 million for the fiscal year ended May 31, 2014, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013—Operating Costs and Expenses—Cost of Revenues.”

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education from our continued operations increased from US$8.4 million for the fiscal year ended May 31, 2013 to US$8.5 million for the fiscal year ended May 31, 2014, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses from our continued operations increased by 16.7% from US$96.1 million for the fiscal year ended May 31, 2013 to US$112.1 million for the fiscal year ended May 31, 2014, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education from our continued operations decreased by 44.2% from US$1.7 million for the fiscal year ended May 31, 2013 to US$1.0 million for the fiscal year ended May 31, 2014, primarily due to a decrease in advertisement expenses.

General and Administrative Expenses

•	Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses from our continued operations increased by 3.0% from US$198.7 million for the fiscal year ended May 31, 2013 to US$204.7 million for the fiscal year ended May 31, 2014, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013—Operating Costs and Expenses—General and Administrative Expenses.”

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education from our continued operations increased by31.6% from US$6.6 million for the fiscal year ended May 31, 2013 to US$8.7 million for the fiscal year ended May 31, 2014, primarily due to an increase in salaries and welfare benefits for administrative staff.

Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012

Net Revenues of Reportable Segments

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses from our continued operations increased by 26.9% from US$645.0 million for the fiscal year ended May 31, 2012 to US$818.6 million for the fiscal year ended May 31, 2013, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012—Net Revenues—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education from our continued operations increased by 16.6% from US$17.8 million for the fiscal year ended May 31, 2011 to US$20.7 million for the fiscal year ended May 31, 2012, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation course from our continued operations increased by 34.1% from US$245.2 million for the fiscal year ended May 31, 2012 to US$328.7 million for the fiscal year ended May 31, 2013, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012—Operating Costs and Expenses—Cost of Revenues.”

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education from our continued operations increased from US$8.2 million for the fiscal year ended May 31, 2012 to US$8.4 million for the fiscal year ended May 31, 2013, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses from our continued operations increased by 24.7% from US$77.1 million for the fiscal year ended May 31, 2012 to US$96.1 million for the fiscal year ended May 31, 2013, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education from our continued operations increased by 28.2% from US$1.3 million for the fiscal year ended May 31, 2012 to US$1.7 million for the fiscal year ended May 31, 2013, primarily due to an increase in advertisement expenses.

General and Administrative Expenses

•	Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses from our continued operations increased by 33.1% from US$149.3 million for the fiscal year ended May 31, 2012 to US$198.7 million for the fiscal year ended May 31, 2013, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2013 Compared to Fiscal Year Ended May 31, 2012—Operating Costs and Expenses—General and Administrative Expenses.”

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education from our continued operations increased by 20.2% from US$5.5 million for the fiscal year ended May 31, 2012 to US$6.6 million for the fiscal year ended May 31, 2013, primarily due to an increase in salaries and welfare benefits for administrative staff.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2012, 2013 and 2014 were increases of 3.0%, 2.1% and 2.5%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.

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

Educational programs and services

Educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in the fiscal years ended May 31, 2012, 2013 and 2014. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2012, 2013 and 2014, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 99.0% and 98.4%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with New Oriental China primarily consist of our kindergarten programs and the leasing of our commercial property. As of the fiscal years ended May 31, 2013 and 2014, New Oriental China and its schools and subsidiaries accounted for an aggregate of 65.5% and 65.3%, respectively, of our total assets, and 94.4% and 95.3%, respectively, of our total liabilities. The assets not associated with New Oriental China primarily consist of cash, investments and commercial property.

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

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. As of May 31, 2014, there was no contingent consideration outstanding.

Share-based Compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis over the requisite service period, with a corresponding addition to paid-in capital. We use the binomial option pricing model to measure the fair value of options granted and the quoted market price of our company’s equity shares to measure the fair value of non-vested equity shares granted to employees at each measurement date. The binomial option pricing model is adopted because we believe that considering the possibility of exercise of an option over the life of the option, as affected by the reality of changing stock prices and non-constant risk free rates, would better reflect the measurement objective of relevant accounting literature.

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

Allowance for doubtful accounts

Accounts receivable represents amounts due from corporate customers of our schools and subsidiaries. We provide allowance for doubtful accounts equal to the estimated amounts. Our estimates are based on historical collection experience and a review of the current status of accounts receivable and advances to suppliers. Accounts receivable and advances to suppliers are presented net of allowance for doubtful accounts.

Economic lives and impairment of property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight line basis over the following estimated economic lives:

Buildings	20-50 years
Transportation equipment	10 years
Furniture and education equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of the lease term or estimated economic life

Judgment is required to determine the estimated useful lives of property and equipment, especially for the equipment, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We recognized no impairment loss on property and equipment for the years ended May 31, 2012, 2013 and 2014.

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

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. We recognized no impairment loss on indefinite-lived intangible assets for the years ended May 31, 2012, 2013 and 2014.

Recently Issued Accounting Pronouncements

Newly adopted accounting pronouncements

In December 2011, the FASB issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarified that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

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

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

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

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In January, 2014, the FASB issued a pronouncement which provides guidance on the accounting for service concession arrangements. This ASU specifies that an operating entity should not account for a service concession arrangement, within the scope of this ASU, as a lease in accordance with Topic 840, Leases. Service concession arrangements may become more prevalent in the United States as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis.

An operating entity should refer to other Codification Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity.

The amendments in this ASU should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity’s fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this ASU to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

On April 10, 2014, the FASB issued Accounting Standard Update 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2014, we had US$371.6 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 45 new learning centers and closed 68 existing centers in fiscal year 2014. We plan to accelerate the pace of opening additional schools and learning centers in the future with a focus on opening new learning centers in fast growing, high profit margin cities. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2012	2013	2014
Net cash provided by operating activities	249,304	283,628	361,345
Net cash used in investing activities	(143,701)	(237,888)	(344,377)
Net cash provided by (used in) financing activities	945	(70,849)	(54,114)
Effect of foreign exchange rate changes	4,453	14,014	(8,427)
Net change in cash and cash equivalents	111,001	(11,095)	(45,573)

Cash and cash equivalents at beginning of period	317,260	428,261	417,166

Cash and cash equivalents at end of the period	428,261	417,166	371,593

Operating Activities

Net cash provided by operating activities amounted to US$361.3 million in the fiscal year ended May 31, 2014. Our net cash provided by operating activities in the fiscal year ended May 31, 2014 reflected net income of US$215.7 million, as adjusted by the reconciliation of certain non-cash items, including US$43.8 million in depreciation and amortization and US$20.1 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$60.7 million due to the increased amount of course fees received during the period, an increase in the accrued expenses and other current liabilities account of US$44.8 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

Net cash provided by operating activities amounted to US$283.6 million in the fiscal year ended May 31, 2013. Our net cash provided by operating activities in the fiscal year ended May 31, 2013 reflected net income of US$136.3 million, as adjusted by the reconciliation of certain non-cash items, including US$39.2 million in depreciation and amortization and US$27.2 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$51.4 million due to the increased amount of course fees received during the period, an increase in the accrued expenses and other current liabilities account of US$22.0 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

Net cash provided by operating activities amounted to US$249.3 million in the fiscal year ended May 31, 2012. Our net cash provided by operating activities in the fiscal year ended May 31, 2012 reflected net income of US$132.7 million, as adjusted by the reconciliation of certain non-cash items, including US$26.4 million in depreciation and amortization and US$24.1 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$71.8 million due to the increased amount of course fees received during the period and an increase in the accrued expenses and other current liabilities account of US$28.4 million, primarily due to an increase in accrued employee salary expenses and welfare benefits and a decrease in prepaid expenses and other current assets of US$23.7 million.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha and Yangzhou schools and equipment used in our operations, our investment in term deposits and short term investments as well as acquisition in ordinary course of business. Net cash used in investing activities amounted to US$344.4 million in the fiscal year ended May 31, 2014, compared to US$237.9 million in the fiscal year ended May 31, 2013 and US$143.7 million in the fiscal year ended May 31, 2012.

Net cash used in investing activities in the fiscal year ended May 31, 2014 was primarily attributable to net purchase of short term investments in the amount of US$150.4 million and the purchase of property and equipment in the amount of US$31.7 million in connection with the expansion of our school network.

Net cash used in investing activities in the fiscal year ended May 31, 2013 was primarily attributable to net purchase of short term investments in the amount of US$168.0 million and the purchase of property and equipment in the amount of US$61.5 million in connection with the expansion of our school network.

Net cash used in investing activities in the fiscal year ended May 31, 2012 was primarily attributable to short term investments in the amount of US$175.1 million and the purchase of property and equipment in the amount of US$71.7 million in connection with the expansion of our school network, offset in part by bank deposits maturing over three months in the amount of US$104.8 million.

Financing Activities

Net cash used in financing activities amounted to US$54.1 million in the fiscal year ended May 31, 2014, compared to net cash used in financing activities of US$70.8 million in the fiscal year ended May 31, 2013 and net cash provided by financing activities of US$0.9 million in the fiscal year ended May 31, 2012.

Net cash used in financing activities in the fiscal year ended May 31, 2014 was primarily attributable to cash paid for share repurchase in the amount of US$21.5 million and cash dividend in the amount of US$54.5 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2012, 2013 and 2014, New Oriental China and its schools and subsidiaries contributed in aggregate 97.2%, 99.0% and 98.4%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with New Oriental China primarily consist of our kindergarten programs and the leasing of our commercial property. As of May 31, 2012, 2013 and 2014, New Oriental China and its schools and subsidiaries accounted for an aggregate of 60.4%, 65.5% and 65.3%, respectively, of our total assets, and 85.2%, 94.4% and 95.3%, respectively, of our total liabilities. The assets not associated with New Oriental China primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2012, 2013 and 2014, $84.3 million, $49.7 million and $26.4 million, respectively, of these assets were denominated in U.S. dollars, and $267.3 million, $331.0 million and $382.8 million, respectively, of these assets were denominated in RMB.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from New Oriental China and its schools and subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2012, 2013 and 2014, the total amount of service fees payable to our PRC subsidiaries from New Oriental China and its schools and subsidiaries under the service agreements was US$64.8 million, US$71.7 million and US$123.7 million, respectively. Conducting our operations through contractual arrangements with New Oriental China entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

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

Pursuant to contractual arrangements that our wholly owned subsidiaries in China have with New Oriental China, the earnings and cash of New Oriental China and its schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2014, the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$239.2 million, and the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were unrestricted and thus available for distribution was in aggregate US$788.0 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Capital Expenditures

The expansion of our network of schools, learning centers, O2O ecosystem and bookstores has required significant investment. Our capital expenditures were US$71.7 million, US$61.5 million and US$31.7 million in the fiscal years ended May 31, 2012, 2013 and 2014, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2014 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

In order to develop, improve, market and deliver new programs and services, we are required to obtain licenses from others from time to time. For example, we currently have arrangements with international education content providers and publishers such as ETS, HMH, Cambridge University Press, Cambridge English Language Assessment, The McGraw-Hill Companies, Pearson Education, Oxford University Press, McMillan, Harper Collins, Barron’s or their respective authorized local publishers, to develop and distribute localized versions of specified books in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2014 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2014:

	Payment due by May 31,
(in thousands of US$)	Total	2015	2016	2017	2018	2019	Thereafter
Operating Lease Obligations(1)	436,966	103,372	119,173	73,285	50,300	35,518	55,318
Purchase and Leasehold Improvements Obligations(2)	2,924	2,924	—	—	—	—	—
Long-Term Investment Obligations(3)	6,619	6,619	—	—	—	—	—

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities.
(3)	Represents commitment to make capital contribution to new companies jointly established by our company and unrelated third parties.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	51	Chairman and Chief Executive Officer
Louis T. Hsieh	50	Director, President and Chief Financial Officer
Chenggang Zhou	52	Director, Executive President, Domestic Business
Guofu Li	52	Vice President, Operations
Zhihui Yang	40	Vice President, Finance
Robin Yanhong Li	45	Independent Director
Denny Lee	46	Independent Director
John Zhuang Yang	59	Independent Director

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

Mr. Louis T. Hsieh has served as our chief financial officer since December 2005, director since March 2007 and president since May 2009. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh also serves as an independent director of JD.com, Inc., a company listed on the Nasdaq Global Select Market and an independent director of United Information Technologies, a leading Chinese storage solutions company. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

Mr. Chenggang Zhou has served as our director since November 2010 and executive president, domestic business, since September 2014. From December 2006 to September 2014, Mr. Zhou served as our executive vice president. Mr. Zhou joined us in 2000. Mr. Zhou served as our vice president from 2003 to December 2006, president of Beijing New Oriental School from 2003 to 2007, and president of Shanghai New Oriental School from 2000 to 2003. From 1998 to 2000, Mr. Zhou was a correspondent for the Asia Pacific region and a program host at BBC. Mr. Zhou received his bachelor’s degree in English from Suzhou University in China and his master’s degree in communications from Macquarie University, Australia.

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

Mr. Robin Yanhong Li has served as our independent director since September 6, 2006. Mr. Li is a co-founder of Baidu, Inc., the leading Chinese language Internet search provider listed on the Nasdaq Global Select Market. Mr. Li has served as the chairman of the board of directors of Baidu since its inception in January 2000 and as its chief executive officer since January 2004. He served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as an engineer at Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Currently, Mr. Li acts as the vice chairman of the Internet Society of China (ISC). Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce since December 2012. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of Netease.com, Inc., a leading interactive online and wireless community in China and a major provider of Chinese language content and services listed on the Nasdaq Global Select Market, since April 2002. He was the chief financial officer of Netease.com from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining Netease.com in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the board of Concord Medical Services Holdings Limited, which is listed on the New York Stock Exchange, chairman of the audit committees and an independent non-executive director on the board of Qunar Cayman Islands Limited, which is listed on the Nasdaq Global Market, and an independent non-executive director on the board of China Metal Resources Utilization Ltd., which is listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2014, we paid an aggregate of approximately US$1.2 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$80,000. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

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

The following table summarizes, as of September 19, 2014, the outstanding share options and non-vested equity shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Outstanding Options		Exercise Price (US$/Share)(1)	Date of Grant	Date of Expiration
Louis T. Hsieh	*		2.02	2/28/06	2/28/16
	*		2.38	7/21/06	7/21/16
	*		8.75	3/5/07	3/5/17
	*	†		1/24/08	8/1/12
	*		12.19	1/17/12	1/17/17
Chenggang Zhou	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†		1/24/08	8/1/12
	*		12.19	1/17/12	1/17/17
	*	†		7/23/12	5/31/15
Guofu Li	*		2.02	2/28/06	2/28/16
	*		8.75	3/5/07	3/5/17
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
Zhihui Yang	*		2.38	7/21/06	7/21/16
	*		8.75	3/5/07	3/5/17
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
Robin Yanhong Li	*		2.38	7/21/06	7/21/16
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
Denny Lee	*		2.38	7/21/06	7/21/06
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
John Zhuang Yang	*	†		1/24/08	8/1/12
	*	†		6/10/11	5/31/13
	*	†		7/23/12	5/31/15
Other individuals as a group	71,154		2.02	2/28/06	2/28/16
	4,000		2.38	7/21/06	7/21/16
	88,001		8.75	3/5/07	3/5/17
	499,930		—	7/23/12	5/31/15

*	Less than 1% of our total outstanding voting securities
†	Non-vested equity share awards.
(1)	In July 2012, our board of directors approved a reduction in the number of share options and a reduction in the exercise price of the share options granted to the employees identified above on January 17, 2012. The exercise price was reduced to US$12.19 from US$22.00 and the aggregate number of common shares underlying the share options was reduced to 2,295,000 common shares from 3,060,000 common shares.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

•	restricted shares, which are common shares issued to the grantee that are subject to transfer restrictions, right of first refusal, repurchase, forfeiture, and other terms and conditions as established by our plan administrator; and restricted share units, which may be earned upon the passage of time or the attainment of performance criteria and which may be settled for cash, common shares or other securities, or a combination of cash, common shares or other securities as established by our plan administrator;

•	share appreciation rights, which entitle the grantee the right to common shares or cash compensation measured by the appreciation in the value of common shares; and

•	dividend equivalent rights, which entitle the grantee to compensation measured by dividends paid with respect to common shares.

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

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are also our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2014, our board held meetings or passed resolutions by unanimous written consent 12 times.

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

Audit Committee. Our audit committee consists of Mr. Denny Lee, Mr. Robin Yanhong Li and Dr. John Zhuang Yang. Mr. Lee is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the the Exchange Act. Our board of directors has determined that Mr. Denny Lee’s simultaneous service on the audit committee of two other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In the fiscal year ended May 31, 2014, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members four times, including the audit committee’s approval of four quarterly earnings releases.

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

In the fiscal year ended May 31, 2014, the compensation committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members four times.

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

In the fiscal year ended May 31, 2014, the nominating and corporate governance committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members 4 times.

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

We had 18,763, 21,248 and 22,826 full time employees and 12,455, 9,422 and 8,739 contract teachers and staff as of May 31, 2012, 2013 and 2014, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 19, 2014.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu (3)	25,714,143	16.4
Louis T. Hsieh	*	*
Chenggang Zhou	*	*
Guofu Li	*	*
Zhihui Yang	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group (4)	26,697,143	16.9
Principal Shareholders:
Tigerstep Developments Limited (5)	25,714,143	16.4
Baillie Gifford & Co (6)	21,545,059	13.7
Oppenheimer Funds (7)	21,988,146	14.0
FIL Limited (8)	15,545,272	9.9

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 156,901,297, being the number of common shares outstanding as of September 19, 2014 and (ii) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after September 19, 2014 and the number of non-vested equity shares held by such person or group that will vest within 60 days after September 19, 2014.
(3)	Includes 25,764,600 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.
(4)	Includes (i) common shares, (ii) common shares issuable upon exercise of all of the options that are exercisable within 60 days after September 19, 2014 and (iii) non-vested equity shares that will vest within 60 days after September 19, 2014 held by all of our directors and senior executive officers as a group.
(5)	Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.
(6)	The number of common shares beneficially owned is as of December 31, 2013, as reported in a Schedule 13G filed by Baillie Gifford & Co on February 7, 2014. As set forth in the Schedule 13G, Baillie Gifford & Co has sole power to dispose 21,545,059 common shares and sole power to vote 12,467,296 common shares. As set forth in the Schedule 13G, Baillie Gifford & Co does not have shared power to vote the remaining 9,077,763 which Baillie Gifford & Co has reported in its Schedule 13G that it beneficially owns. Securities reported on the Schedule 13G as being beneficially owned by Baillie Gifford & Co are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The business address of Baillie Gifford & Co reported on the Schedule 13G/A is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(7)	The number of common shares beneficially owned is as of December 31, 2013, as reported in a Schedule 13G filed jointly by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund (collectively “Oppenheimer Funds”) on February 7, 2014. As set forth in the Schedule 13G, OppenheimerFunds, Inc. has shared power to vote and dispose 21,988,146 common shares, which include 19,214,506 common shares held by Oppenheimer Developing Markets Fund. The business address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281. The business address of Oppenheimer Developing Markets Fund is 6803 S. Tucson Way Centennial, CO 80112.
(8)	The number of common shares beneficially owned is as of June 9, 2014, as reported in a Schedule 13G filed by FIL Limited on June 10, 2014. As set forth in the Schedule 13G, FIL Limited has sole power to vote 9,561,590 common shares and sole power to dispose 15,545,272 common shares. The business address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda,.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of September 19, 2014, we had 156,901,297 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 89.0% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our common shares in the United States.

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

Lease Arrangements with an Affiliate

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding (Tianjin) Co., Ltd., or Metropolis Holding. In February 2012, Fine Talent Holdings Limited, a British Virgin Islands company owned by Mr. Michael Minhong Yu, our chairman and chief executive officer, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2014, nineteen of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. From June 1, 2013 till our fiscal year ended May 31, 2014, we accrued a total of US$4.2 million rent to Metropolis Holding. As of May 31, 2014, amounts due from Metropolis Holding were US$2.0 million, which represented prepaid rent and rental deposit.

In March 2014, we sold 100% equity interest in Beijing Boost Caring Education & Consulting Co., Ltd. to MaxEn, a joint venture 65% owned by our company, resulting in a gain of US$3,254. In May 2014, we sold 100% equity interest in Beijing New Oriental North Star Training School to MaxEn, resulting in a gain of US$367.

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

On December 23, 2013, the Court entered an order granting in part, and denying in part Defendants’ motion to dismiss the CAC. Specifically, the Court dismissed the allegations regarding alleged misstatements concerning the company’s ownership of our schools and learning centers. The Court denied the motion as to the remaining allegations.

In April 2014, parties in both the Consolidated Class Action and the Tardio Action reached a settlement of both actions. The parties submitted an executed settlement agreement and accompanying papers to the Court on May 23, 2014. On June 10, 2014, the Court entered an order preliminarily approving both settlement agreements. A final approval hearing is set for Friday, November 14, 2014. We did not admit to any wrongdoing and continue to deny the allegations made in both actions.

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

SEC Investigation

On July 13, 2012, we were informed that the SEC had issued a formal order of investigation captioned “In the Matter of New Oriental Education & Technology Group Inc.” In that investigation the SEC’s enforcement staff (the “Enforcement Staff”) has requested documents and information concerning, among other things, the basis for the consolidation of New Oriental China, a variable interest entity of our company, and its schools and subsidiaries, into our consolidated financial statements and other issues related to certain allegations about us contained in a report issued on July 18, 2012 by Muddy Waters LLC.

We subsequently agreed with the Enforcement Staff that we would initially produce documents responsive to a narrowed request, and that further production would be deferred pending the completion of our response to comment letters issued by CORPFIN regarding our annual report on Form 20-F for the fiscal year ended May 31, 2011, and pending the conclusion of an investigation by a Special Committee composed of independent directors regarding the Muddy Waters allegations. Upon conclusion of the comment process and the Special Committee investigation the Enforcement Staff directed us to continue to defer further production of the documents and information that had been requested.

Prior to the October 2012 filing of our annual report on Form 20-F for fiscal year ended May 21, 2011, we were informed by CORPFIN that, based on our representations made in response to CORPFIN’s inquiries, CORPFIN has no objection to our consolidation of New Oriental China into our consolidated financial statements, and also has no objection to the consolidation of our schools into New Oriental China or into our wholly-owned subsidiaries in China.

On December 10, 2012, the Staff sent us a letter requesting documents related to statements by us regarding the SEC’s proceedings against the Chinese affiliates of the big-four accounting firms. We produced documents responsive to this request on December 20, 2012. On March 11, 2013 the Staff sent a letter requesting documents and information regarding the Chinese regulatory regime relating to our business and IPO, among other things. We responded on April 5, 2013. We have not received further request from the Staff since then. The duration and outcome of the SEC’s investigation cannot be predicted at this time.

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

Dividend Policy

On April 17, 2012, our board of directors declared a special cash dividend in the amount of US$0.30 per ADS. The cash dividend was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012. The aggregate amount of cash dividends paid was US$47.0 million, which was funded by surplus cash on our balance sheet. In addition, on July 23, 2013, our board of directors declared a special cash dividend in the amount of US$0.35 per ADS. The cash dividend was paid on October 7, 2013 to shareholders of record at the close of business on September 6, 2013. The aggregate amount of cash dividends to be paid is approximately US$54.5 million, which was funded by surplus cash on our balance sheet.

Other than the declaration of the special cash dividend described in the preceding paragraph, we have not declared any dividend since the completion of our initial public offering and have no present intention to declare any additional dividends on our shares in the future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business and we have no plan to repatriate the remaining undistributed earnings from our subsidiaries in China. For the part of the dividend declared on July 23, 2013 that needs to be funded through dividend from our subsidiaries in China, we paid the PRC withholding tax.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2010	25.16	13.75
Fiscal Year 2011	32.97	21.71
Fiscal Year 2012	34.77	20.61
Fiscal Year 2013	28.33	9.41
Fiscal year 2014	34.50	20.06
Quarterly Highs and Lows
Second Fiscal Quarter of 2013	20.99	13.26
Third Fiscal Quarter of 2013	20.55	15.13
Fourth Fiscal Quarter of 2013	22.80	14.40
First Fiscal Quarter of 2014	24.42	20.06
Second Fiscal Quarter of 2014	30.73	20.76
Third Fiscal Quarter of 2014	34.5	27.79
Fourth Fiscal Quarter of 2014	30.41	22.48
First Fiscal Quarter of 2015	27.42	18.74
Monthly Highs and Lows
March 2014	30.41	26.01
April 2014	29.78	22.66
May 2014	26.45	22.48
June 2014	27.42	24.90
July 2014	27.23	18.88
August 2014	23.70	18.74
September 2014 (through September 19)	23.06	21.68

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2014 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2014. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, (2) if shorter, the U.S. Holder’s holding period for the ADSs or common shares. Under these PFIC rules:

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

If a U.S. Holder holds ADSs or common shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will generally be required to file Internal Revenue Service Form 8621 and such other form as is required by the United States Treasury Department. U.S. Holders are urged to consult their tax advisor regarding the application of the PFIC rules to their investment in ADSs or common shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$6.5 million in our interest income for the year ended May 31, 2014.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again until it began to depreciate against the U.S. dollar in January 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB45.2 million in the value of our U.S. dollar denominated financial assets as of May 31, 2014.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2014, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2014.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2014 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entity and its schools and subsidiaries (collectively, the “Group”) as of May 31, 2014, based on criteria established in Internal Control— Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2014 of the Group and our report dated September 26, 2014 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, People’s Republic of China

September 26, 2014

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

	For the Year Ended May 31,
(in thousands of US$)	2013	2014
Audit fees(1)	926	1,522
Audit related fees(2)	1,935	—
Tax fees(3)	50	51

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

On April 23, 2013, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $50.0 million of our ADSs or common shares during the period from April 29, 2013 through July 31, 2013. The share repurchase program was publicly announced on April 24, 2013. On June 18, 2013, we announced the completion of share repurchase program, under which we repurchased 2,445,500 common shares, representing approximately 1.6% of our outstanding shares as at June 18, 2013, at an average price of $20.40 per share during the period from April 29 to June 14, 2013. The table below is a monthly summary of the shares repurchased by us in the fiscal year ended May 31, 2014.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Share	Total Number of Common Shares Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of Common Shares that May Yet Be Purchased Under the Plan
June 2013	762,100	$21.94	762,100	0
Total	762,100	$21.94	762,100	0

On July 22, 2014, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $120.0 million of our ADSs or common shares during the period from July 28, 2014 through March 15, 2015. The share repurchase program was publicly announced on July 22, 2014.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

Exhibit Number	Description of Document

2.4	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.5	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch (incorporated by reference to Exhibit 99.12 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.7*	English Translation of Equity Pledge Agreement, dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd.

4.8*	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd.

4.9*	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd.

4.10*	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd.

Exhibit Number	Description of Document

4.11*	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd.

4.12	English Translation of Option Agreement dated April 23, 2012 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.13	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.14	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.15	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.16	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.17	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.18	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment no. 2 to our annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.19*	Master Exclusive Service Agreement, dated as of September 19, 2014, by and between Beijing Pioneer and New Oriental China

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
Name: Michael Minhong Yu
Title: Chairman and Chief Executive Officer

Date: September 26, 2014

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entity and its schools and subsidiaries (collectively, the “Group”) as of May 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2014, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 26, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

September 26, 2014

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2013	2014
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	417,166	371,593
Restricted cash	1,626	488
Term deposits	50,035	98,489
Short term investments	504,952	643,410
Accounts receivable, net of allowance of US$182 and US$265 as of May 31, 2013 and 2014, respectively	3,530	2,782
Inventory	22,540	22,366
Deferred tax assets	9,025	12,033
Prepaid expenses and other current assets, net	59,586	78,398
Amounts due from related parties, current	2,372	4,116

Total current assets	1,070,832	1,233,675
Restricted cash, non-current	—	1,840
Property and equipment, net	247,262	225,335
Land use rights, net	4,542	4,344
Amounts due from related parties, non-current	904	930
Long term deposit	12,600	12,574
Long term prepaid rent	1,259	1,082
Deferred tax assets, non-current	3,153	2,224
Intangible assets	862	736
Goodwill	3,760	3,692
Long term investments	8,267	117,113

Total assets	1,353,441	1,603,545

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to the Company of US$8,553 and US$8,501 as of May 31, 2013 and 2014, respectively)	8,569	8,586
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to the Company of US$109,707 and US$144,304 as of May 31, 2013 and 2014, respectively)	131,499	168,918
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to the Company of US$16,315 and US$15,920 as of May 31, 2013 and 2014, respectively)	16,472	17,720
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entity without recourse to the Company of US$13 and nil as of May 31, 2013 and 2014, respectively)	1,101	4
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of US$327,443 and US$380,062 as of May 31, 2013 and 2014, respectively)	332,194	380,837

Total current liabilities	489,835	576,065

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2013	2014
	US$	US$
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entity without recourse to the Company of US$1,836 and US$1,722 as of May 31, 2013 and 2014, respectively)	1,836	1,722
Acquisition payable (including acquisition payable of the consolidated variable interest entity without recourse to the Company of US$4,518 and nil as of May 31,2013 and 2014, respectively)	4,518	—

Total liabilities	496,189	577,787

Commitments and Contingencies (Note 19)
Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2013 and 2014; 158,379,387 shares issued as of May 31, 2013 and 2014; 156,695,987 and 157,758,666 shares outstanding as of May 31, 2013 and 2014, respectively)	1,573	1,584
Treasury stock	(17)	(6)
Additional paid-in capital	164,336	174,009
Statutory reserves	107,723	129,868
Retained earnings	500,770	654,744
Accumulated other comprehensive income	82,867	65,559

Total shareholders’ equity	857,252	1,025,758

Total liabilities and equity	1,353,441	1,603,545

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
NET REVENUES
Educational programs and services	675,189	857,685	1,006,198
Books and others	78,006	102,169	132,689

Total net revenues	753,195	959,854	1,138,887

Operating costs and expenses
Cost of revenues	(293,063)	(384,177)	(451,669)
Selling and marketing	(113,568)	(142,098)	(169,062)
General and administrative	(226,404)	(311,014)	(324,210)

Total operating costs and expenses	(633,035)	(837,289)	(944,941)

Gain on disposal of subsidiaries	—	—	3,621

OPERATING INCOME	120,160	122,565	197,567

OTHER INCOME, NET
Interest income	25,488	30,121	44,880
Miscellaneous income, net	1,040	772	752

Income before income tax expense and loss from equity method investment	146,688	153,458	243,199

Provision for income taxes:
Current	(14,027)	(18,985)	(28,235)
Deferred	3,255	3,630	2,193

Provision for income taxes	(10,772)	(15,355)	(26,042)

Loss from equity method investment	—	(1,427)	(1,453)

Income from continuing operations	135,916	136,676	215,704
Loss from discontinued operations, net of tax	(3,228)	(407)	—

Net income	132,688	136,269	215,704

Net income from continuing operation per share (Note 17)
- Basic	0.88	0.88	1.38
- Diluted	0.87	0.87	1.37

Net income from discontinued operation per share (Note 17)
- Basic	(0.02)	(0.00)	—
- Diluted	(0.02)	(0.00)	—

Weighted average shares used in calculating basic net income per share	154,627,784	155,762,959	156,033,992

Weighted average shares used in calculating diluted net income per share	156,872,441	157,823,792	157,903,464

Share-based compensation expense included in:
Cost of revenues	216	—	—
General and administrative	23,909	27,242	20,079

Total	24,125	27,242	20,079

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data, or otherwise noted)

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Net income	132,688	136,269	215,704

Other comprehensive income, net of tax
Foreign currency translation adjustment	8,576	27,729	(17,894)
Unrealized gain on available-for-sale securities, net of tax effect of nil, nil and nil for years ended May 31, 2012, 2013 and 2014	—	—	586

Other comprehensive income/(loss)	8,576	27,729	(17,308)

Comprehensive income	141,264	163,998	198,396

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Statutory reserve	Retained earnings	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$
Balance at June 1, 2011	158,379,387	1,540	186,585	—	46,562	16,104	323,432	574,223
Issuance of ADS shares for the exercises of employee share options	—	2	788	—	—	—	—	790
The vesting of non-vested equity shares	—	13	(13)	—	—	—	—	—
Share-based compensation expense	—	—	24,125	—	—	—	—	24,125
Transfer to statutory reserves	—	—	—	—	—	69,149	(69,149)	—
Dividend declared (a)	—	—	(50,000)	—	—	—	—	(50,000)
Net income	—	—	—	—	—	—	132,688	132,688
Foreign currency translation adjustment	—	—	—	—	8,576	—	—	8,576

Balance at May 31, 2012	158,379,387	1,555	161,485	—	55,138	85,253	386,971	690,402
Issuance of ADS shares for the exercises of employee share options	—	7	5,726	—	—	—	—	5,733
The vesting of non-vested equity shares	—	11	(11)	—	—	—	—	—
Share-based compensation expense	—	—	27,242	—	—	—	—	27,242
Transfer to statutory reserves	—	—	—	—	—	22,470	(22,470)	—
Dividend declared (a)	—	—	3,010	—	—	—	—	3,010
Share repurchase (b)	(1,683,400)	—	(33,116)	(17)	—	—	—	(33,133)
Net income	—	—	—	—	—	—	136,269	136,269
Foreign currency translation adjustment	—	—	—	—	27,729	—	—	27,729

Balance at May 31, 2013	156,695,987	1,573	164,336	(17)	82,867	107,723	500,770	857,252
Issuance of ADS shares for the exercises of employee share options	—	11	7,837	—	—	—	—	7,848
Reissuance of treasury stock for the exercises of employee share options	1,014,727	—	13,514	10	—	—	—	13,524
Reissuance of treasury stock for the vesting of non-vested equity shares	810,052	—	(8)	8	—	—	—	—
Share-based compensation expense	—	—	20,079	—	—	—	—	20,079
Transfer to statutory reserves	—	—	—	—	—	22,145	(22,145)	—
Dividend declared (c)	—	—	(14,891)	—	—	—	(39,585)	(54,476)
Share repurchase (b)	(762,100)	—	(16,858)	(7)	—	—	—	(16,865)
Net income	—	—	—	—	—	—	215,704	215,704
Foreign currency translation adjustment	—	—	—	—	(17,894)	—	—	(17,894)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	586	—	—	586

Balance at May 31, 2014	157,758,666	1,584	174,009	(6)	65,559	129,868	654,744	1,025,758

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(a)	On April 17, 2012, the Company declared a special cash dividend in the amount of US$0.30 per ADS, or a total of approximately US$50,000. The actual dividend amount of US$46,990 was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012.

(b)	On April 23, 2013, the Company’s board of directors authorized the repurchase of up to US$50,000 of the Company’s shares during the period from April 29, 2013, through July 31, 2013 to facilitate the future vesting of options or non-vested equity shares. 1,683,400 and 762,100 shares were repurchased in the years ended May 31, 2013 and 2014, respectively.

(c)	On July 23, 2013, the Company declared a special cash dividend in the amount of US$0.35 per ADS. The aggregate amount of cash dividend paid was US$54,476, of which US$39,585 and US$14,891 were funded by retained earnings and additional paid in capital, respectively. The dividend was fully paid on October 7, 2013 to shareholders of record at the close of business on September 6, 2013.

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Cash flows from operating activities
Net income	132,688	136,269	215,704
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	26,219	38,984	43,578
Amortization of intangible assets	52	101	113
Amortization of land use rights	87	108	117
Loss on disposal of property and equipment	543	1,362	2,023
Gain on disposal of subsidiaries	(408)	—	(3,621)
Share-based compensation expense	24,125	27,242	20,079
Allowance for doubtful accounts	52	192	254
Loss from equity method investment	—	1,427	1,453
Deferred income taxes	(3,255)	(3,630)	(2,193)
Changes in operating assets and liabilities
Accounts receivables	(2,164)	213	443
Prepaid expenses and other current assets	(23,672)	2,846	(20,168)
Inventory	(1,753)	(1,664)	(481)
Long term deposit	(4,861)	968	(207)
Long term prepaid rent	633	1,010	157
Accounts payable	(740)	(701)	272
Accrued expenses and other current liabilities	28,395	22,047	44,775
Income taxes payable	2,854	6,266	1,286
Deferred revenue	71,794	51,417	60,722
Amounts due to related parties	164	912	(1,097)
Amounts due from related parties	(1,449)	(1,741)	(1,864)

Net cash provided by operating activities	249,304	283,628	361,345

Cash flows from investing activities
Restricted cash paid for establishing new schools and subsidiaries	(158)	(496)	(3,282)
Release of restricted cash for establishing new schools and subsidiaries	—	2,555	2,537
Investments in bank deposits maturing over three months	—	—	(72,497)
Settlement of bank deposits maturing over three months	104,802	2,459	22,187
Investments in short-term held-to-maturity investments	(656,622)	(1,795,461)	(1,849,087)
Settlement of short-term held-to-maturity investments	481,477	1,627,467	1,698,643
Investment in Beijing MaxEn International Education Consulting Co., Ltd (Note 13)	—	(6,500)	—
Purchase of Tongwen	(193)	—	—
Refund of purchase consideration for Newave, net of cash disposed of US$448	1,752	—	—
Purchase of property and equipment	(71,690)	(61,468)	(31,703)
Proceeds from disposal of property and equipment	3,210	3,455	946
Long term investment in Dajie.com Ltd. (Note 13)	(2,000)	—	—
Purchase of China Management Software Institute, net of cash acquired of US$68 (Note 3)	(3,279)	(10,059)	—
Long term investment in Alo7 Com Ltd (Note 13)	(1,000)	—	(2,576)
Long term investment in Tarena (Note 13)	—	—	(13,500)
Investment in long term held-to-maturity investment	—	—	(96,045)
Proceeds received from disposal of Mingshitang	—	160	—

Net cash used in investing activities	(143,701)	(237,888)	(344,377)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share option	945	4,652	21,849
Cash paid for shares repurchased	—	(28,511)	(21,487)
Cash paid for dividend	—	(46,990)	(54,476)

Net cash provided by (used in) financing activities	945	(70,849)	(54,114)

Effects of exchange rate changes	4,453	14,014	(8,427)

Net change in cash and cash equivalents	111,001	(11,095)	(45,573)
Cash and cash equivalents at beginning of year	317,260	428,261	417,166

Cash and cash equivalents at end of year	428,261	417,166	371,593

Supplement disclosure of cash flow information
Income taxes paid	11,178	12,525	26,987

Non-cash investing and financing activities:
Payable for purchase of property and equipment	7,069	7,652	6,018
Payable for shares repurchased	—	4,622	—
Payable for acquisition of China Management Software Institute	—	4,650	4,594
Dividend payable	50,000	—	—

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

New Oriental Education & Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands. The Company, its wholly owned subsidiaries and its variable interest entity, Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China”) and its schools and subsidiaries (collectively, the “VIE”), are collectively referred to as the “Group”.

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

As of May 31, 2014, details of the Company’s subsidiaries, variable interest entity and its schools and subsidiaries were as follows:

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity
Subsidiaries of the Company:
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
Beijing Joy Tend Technology Company Limited (“Beijing Joy Tend”)	January 31, 2013	PRC	100%	Educational consulting and software development
Beijing Right Time Technology Company Limited (“Beijing Right Time”)	January 31, 2013	PRC	100%	Educational consulting and software development
Beijing Sincerity Technology Company Limited (“Beijing Sincerity”)	January 31, 2013	PRC	100%	Educational consulting and software development
Beijing Magnificence Technology Company Limited (“Beijing Magnificence”)	November 1, 2013	PRC	100%	Educational consulting and software development
Beijing Top Technology Company Limited (“Beijing Top”)	November 13, 2013	PRC	100%	Educational consulting and software development
Beijing Walkite International Travel Co., Ltd.	May 22, 2012	PRC	100%	Consulting
Beijing New Oriental Kuxuehuisi Network Technology Co., Ltd.	February 1, 2013	PRC	100%	On-line education
Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	100%	Kindergarten
Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	November 9, 2007	PRC	100%	Kindergarten
Nanjing Yuhuatai District Kindergarten of Stars (“Nanjing Kindergarten”)	February 20, 2009	PRC	100%	Kindergarten
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational Consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational Consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational Consulting
Variable interest entity of the Company:
Beijing New Oriental Education & Technology (Group) Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language and post- secondary education
Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	N/A	Language education
Guangzhou Haizhu District Privately-Funded New Oriental Training School (“Guangzhou Haizhu School”) (a)	September 8, 2000	PRC	N/A	Language education
Guangzhou New Oriental Training School (“Guangzhou School”) (a)	August 20, 2013	PRC	N/A	Language education
Guangzhou Panyu District Privately-Funded New Oriental Training Centre (“Guangzhou Panyu School”) (a)	June 19, 2013	PRC	N/A	Language education
Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language education
Tianjin New Oriental Training School	August 21, 2002	PRC	N/A	Language education
Xi’an Yanta District New Oriental Training School	November 26, 2002	PRC	N/A	Language education
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language education
Shenzhen New Oriental Training School	October 15, 2003	PRC	N/A	Language education
Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	N/A	Language education
Chongqing New Oriental Training School	August 15, 2003	PRC	N/A	Language education
Chengdu New Oriental School	August 18, 2003	PRC	N/A	Language education
Xiangyang New Oriental Training School	October 26, 2004	PRC	N/A	Language education
Changsha Furong District New Oriental Training School	May 25, 2005	PRC	N/A	Language education
Jinan New Oriental School	May 31, 2005	PRC	N/A	Language education
Taiyuan New Oriental Training School	April 20, 2005	PRC	N/A	Language education
Ha’er Bin Nangang District New Oriental Training School	May 20, 2005	PRC	N/A	Language education
Changchun New Oriental Training School	July 26, 2005	PRC	N/A	Language education
Hangzhou New Oriental Advanced Study School (“Hangzhou School”) (b)	July 21, 2005	PRC	N/A	Language education
Fuyang New Oriental Training School (“Fuyang School”) (b)	October 22, 2012	PRC	N/A	Language education
Zhengzhou New Oriental Training School	July 19, 2005	PRC	N/A	Language education
Zhuzhou New Oriental Training School	April 30, 2006	PRC	N/A	Language education
Shijiazhuang New Oriental School	April 3, 2006	PRC	N/A	Language education
Suzhou New Oriental School	April 26, 2006	PRC	N/A	Language education
Anshan New Oriental Training School	June 13, 2006	PRC	N/A	Language education
Hefei New Oriental Foreign Language Training School	June 13, 2006	PRC	N/A	Language education
Kunming Xishan New Oriental School	June 13, 2006	PRC	N/A	Language education
Wuxi New Oriental Advanced Study School	August 14, 2006	PRC	N/A	Language education
Fuzhou Gulou District New Oriental Training School	September 1, 2006	PRC	N/A	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:
Nanchang Donghu District New Oriental Language School	March 16, 2007	PRC	N/A	Language education
Yichang Wujiagang District Yichang New Oriental School	January 1, 2006	PRC	N/A	Language education
Jingzhou New Oriental School	April 10, 2007	PRC	N/A	Language education
Dalian New Oriental Training School	June 12, 2007	PRC	N/A	Language education
Huangshi New Oriental Training School	March 17, 2008	PRC	N/A	Language education
Ningbo New Oriental School	April 16, 2008	PRC	N/A	Language education
Lanzhou Chengguan District New Oriental School	March 19, 2008	PRC	N/A	Language education
Xiamen Siming District New Oriental Education Training School	July 8, 2008	PRC	N/A	Language education
Qingdao New Oriental Language Training School	August 5, 2008	PRC	N/A	Language education
Nanning New Oriental Education Training School	September 18, 2008	PRC	N/A	Language education
Xuzhou New Oriental Advanced Study School	March 31, 2009	PRC	N/A	Language education
Xiangtan Yuhu District New Oriental School	July 15, 2010	PRC	N/A	Language education
Zhenjiang New Oriental School	July 19, 2010	PRC	N/A	Language education
Luoyang New Oriental School	November 25, 2010	PRC	N/A	Language education
Nantong Chongchuan District New Oriental School	December 28, 2010	PRC	N/A	Language education
Jilin Chuanying District New Oriental School	March 17, 2011	PRC	N/A	Language education
Guiyang Yunyan District New Oriental School	March 21, 2011	PRC	N/A	Language education
Inner Mongolia Hohhot New Oriental School	April 2, 2011	PRC	N/A	Language education
Foshan New Oriental School	September 1, 2011	PRC	N/A	Language education
Tangshan Lubei District New Oriental School	May 25, 2011	PRC	N/A	Language education
Urumqi New Oriental School	May 22, 2011	PRC	N/A	Language education
Shiyan New Oriental School	May 23, 2011	PRC	N/A	Language education
Changchun Tongwen Gaokao Training School (“Tongwen Gaokao”)	October 27, 2008	PRC	N/A	College admission examination training
Changchun Tongwen Senior High School (“Tongwen High School”)	October 27, 2008	PRC	N/A	Primary secondary school education
China Management Software Institute (“CMSI”)	September 1, 2012	PRC	N/A	Higher education
Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	N/A	Primary secondary school education
Beijing Changping New Oriental Foreign Language School (“Changping school”)	July 19, 2010	PRC	N/A	Primary secondary school education
Beijing New Oriental Dogwood Cultural Communications Co., Ltd.	May 16, 2003	PRC	N/A	Sales of educational materials and products
Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd.	March 2, 2004	PRC	N/A	Sales of educational materials and products

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:
Lanzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	October 28, 2008	PRC	N/A	Sales of educational materials and products
Shijiazhuang New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2009	PRC	N/A	Sales of educational materials and products
Ningbo Haishu New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	May 31, 2010	PRC	N/A	Sales of educational materials and products
Suzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	June 1, 2010	PRC	N/A	Sales of educational materials and products
Qingdao New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2010	PRC	N/A	Sales of educational materials and products
Xuzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 29, 2010	PRC	N/A	Sales of educational materials and products
Urumqi Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 13, 2011	PRC	N/A	Sales of educational materials and products
Xiamen New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	December 8, 2011	PRC	N/A	Sales of educational materials and products
Hohhot Dogwood Bookstore & Audio-Visual Products Co., Ltd	February 7, 2012	PRC	N/A	Sales of educational materials and products
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Consulting
Shanghai Vision Overseas Service Co., Ltd.	March 24, 2011	PRC	N/A	Consulting
Shandong New Oriental Vision Overseas Consultancy Co., Ltd.	September 8, 2011	PRC	N/A	Consulting
Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”)	January 20, 2004	PRC	N/A	Advertising
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	On-line education
Beijing Dianshijingwei Technology Company Limited (“Beijing Dianshijingwei”)	January 14, 2014	PRC	N/A	Educational consulting and software development
Leci Internet Technology (Beijing) Company Limited (“Leci Internet”)	February 11, 2014	PRC	N/A	Educational consulting and software development

(a)	Guangzhou School and Guangzhou Panyu School were newly established in the year ended May 31, 2014. Although they are separate legal entities, from perspective of the Group’s internal management, they together with Guangzhou Haizhu School are considered as one school since they are operated by the same local management in Guangzhou.

(b)	Although Fuyang School is a separate legal entity, from perspective of the Group’s internal management, Fuyang School and Hangzhou School are considered as one school since they are operated by the same local management in Hangzhou.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with its VIE, New Oriental China and its schools and subsidiaries. Since the operations of New Oriental China and the schools are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates New Oriental China, its schools and subsidiaries as disclosed. Therefore, the Company aggregates the disclosures related to New Oriental China and New Oriental China’s schools and subsidiaries as variable interest entities and referred to them as “the VIE” in the Company’s consolidated financial statements. The VIE holds the requisite licenses and permits necessary to conduct the Company’s education business. In addition, the VIE holds leases and other assets necessary to operate the Company’s schools and learning centers, employs teachers and generates substantially all of the Company’s revenues. The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into the following contractual arrangements with New Oriental China, New Oriental China’s schools and subsidiaries and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the exclusive option agreement provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Michael Minhong Yu (“Mr. Yu”)’s consent is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholder of New Oriental China and thus the power to direct the activities that most significantly impact the schools’ economic performance given that New Oriental China has the power to direct the activities of the schools via its sponsorship interest. In addition, the Company’s rights under the power of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

(ii) New enrollment system development service agreements. Beijing Decision has entered into new enrollment system development service agreements with the schools of New Oriental China, under which Beijing Decision agreed to provide new enrollment system development and regular maintenance services to those schools of New Oriental China for a fee equal to the applicable fee rate multiplied by the number of new student enrollments. These agreements can be renewed by both parties to the agreements.

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

(iv) Sale of educational software agreements. Seven WFOEs, namely Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood, Shanghai Smart Words, Beijing Joy Tend, Beijing Magnificence and Beijing Top, entered into agreements whereby the WFOEs sells various self-developed educational software to the schools or subsidiaries of New Oriental China. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms, and schools and subsidiaries of New Oriental China cannot terminate the agreements without the consent of the WFOEs in China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Power of Attorney. On December 3, 2012, Century Friendship, in the capacity of the sole shareholder of New Oriental China, executed a proxy agreement and power of attorney with Beijing Pioneer, which is one of the Company’s wholly owned subsidiaries in China, and New Oriental China, whereby Century Friendship irrevocably appoints and constitutes Beijing Pioneer as its attorney-in-fact to exercise on Century Friendship’s behalf any and all rights that Century Friendship has in respect of its equity interests in New Oriental China. This proxy agreement and power of attorney became effective on December 3, 2012 and replaces the powers of attorney executed by Century Friendship on April 23, 2012. The proxy agreement and power of attorney will remain effective as long as New Oriental China exists. Century Friendship does not have the right to terminate the proxy agreement and power of attorney or revoke the appointment of the attorney-in-fact without the prior written consent of Beijing Pioneer.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of New Oriental China may differ from the interests of the Company as a whole, since Mr. Yu is only one of the beneficial shareholders of the company, holding 16.57% of the total common shares outstanding as of May 31, 2014. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of New Oriental China should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

The following financial statement balances and amounts of the VIE, including discontinued operations, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs, VIE and VIE’s subsidiaries and schools in the Group:

	As of May 31,
	2013	2014
	US$	US$
Total current assets	624,725	717,780
Total non-current assets	261,416	328,877

Total assets	886,141	1,046,657

Total current liabilities	462,031	548,787
Total non-current liabilities	6,354	1,722

Total liabilities	468,385	550,509

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Net revenues	750,384	951,634	1,121,205
Net income	158,796	206,413	266,497
Net cash provided by operating activities	238,037	299,821	371,458
Net cash used in investing activities	(150,401)	(213,403)	(240,427)
Net cash provided by financing activities	—	—	—

The VIE contributed an aggregate of 97.2%, 99.0% and 98.4% of the consolidated net revenues for the years ended May 31, 2012, 2013 and 2014, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its kindergarten programs and the leasing of its commercial property. As of the fiscal years ended May 31, 2013 and 2014, the VIE accounted for an aggregate of 65.5% and 65.3%, respectively, of the consolidated total assets, and 94.4% and 95.3%, respectively, of the consolidated total liabilities. The assets were not associated with the VIE primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and VIE’s subsidiaries and schools. The Company and its WFOEs have entered into contractual arrangements with the VIE and its shareholder, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include purchase price allocation relating to the business acquired, the valuation allowance for deferred tax assets, allowance for doubtful accounts, economic lives and impairment of property and equipment, impairment of goodwill and indefinite-lived intangible assets, and share-based compensation. Actual results could differ from those estimates.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

Short term investments consist of held-to-maturity investments with the maturity of less than one year. The Group’s short-term held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the income statement.

Restricted cash

Restricted cash represents Renminbi (“RMB”) deposits in bank accounts as deposits for establishing new schools and subsidiaries.

Allowance for doubtful accounts

Accounts receivable represents amounts due from corporate customers of the Group’s various schools and subsidiaries. The Group provides allowance for doubtful accounts equal to the estimated amounts. The Group’s estimates are based on historical collection experience and a review of the current status of accounts receivable and advances to suppliers. Accounts receivable and advances to suppliers are presented net of allowance for doubtful accounts.

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2013	2014
	US$	US$
Beginning balance	48	182
Charge during the year	192	254
Written-off	(58)	(171)

Ending balance	182	265

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Inventory

Inventory is stated at the lower of cost or market value.

Land use rights

Land use rights are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificate, from 38.5 to 50 years.

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record impairment losses on long-lived assets during the years ended May 31, 2012, 2013 and 2014.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an OTTI has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than temporary.

The Group estimated the fair value of these investee companies based on discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group’s intent and ability to hold such investment. The Group did not record impairment losses on its cost method investments during the years ended May 31, 2012, 2013 and 2014.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Equity Method Investment

Investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. In addition, as disclosed in Note 13(c), the Group accounts for its 65% equity interests in Beijing MaxEn International Education Consulting Co., Ltd (“MaxEn”) as equity method investment since the other investor has significant participating rights and the Group does not have controlling interests.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company did not record impairment losses on its equity method investment during the years ended May 31, 2012, 2013 and 2014.

Available-for-sale securities Investments

Investment classified as available-for-sale are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

The Group reviews its investments for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

Long-term held-to-maturity investment

The Group’s long-term held-to-maturity investment represents a trust guaranteed by a bank with the maturity of more than one year, which is stated at its amortized cost.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is reported net of business taxes and refunds. Business tax amounted to US$26,692, US$33,859 and US$39,909 for the years ended May 31, 2012, 2013 and 2014, respectively. The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in the fiscal years ended May 31, 2012, 2013 and 2014. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated economic life.

Advertising costs

The Group expenses advertising costs as they incurred. Total advertising expenses were US$28,960, US$29,725 and US$41,952 for the years ended May 31, 2012, 2013 and 2014, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$971, US$1,196 and US$1,437 for the years ended May 31, 2012, 2013 and 2014, respectively.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$415,897 and US$451,676 at May 31, 2013 and 2014, respectively.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities including cash equivalents at fair value on a recurring basis as of May 31, 2013 and 2014. Cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Group did not have Level 3 investments as of May 31, 2013 and 2014.

As of May 31, 2013 and 2014, respectively, the available-for sale securities included in the long-term investment is measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition was as follows:

	May 31, 2013
	Quoted Prices in	Significant Other	Significant
	Active Market for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets:
Long term investments - available for sale securities
Alo7.com Ltd. (Note 13)		1,000		1,000

Total		1,000		1,000

	May 31, 2014
	Quoted Prices in	Significant Other	Significant
	Active Market for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets:
Long term investments - available for sale securities
Alo7.com Ltd. (Note 13)		4,207		4,207
Tarena (Note 13)	13,455			13,455

Total	13,455	4,207		17,662

The Company measured the fair value of the investment in Alo7.com based on the purchase price of preferred shares paid by third paritis with similar terms incurred in the financing activity (Level 2) close to the fiscal year end of 2014.

The Company measured the fair value of the investment in Tarena based on Level 1 inputs, which is the quoted stock price in the active market.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Measured fair value on a nonrecurring basis

Long-term investments other than Alo7.com Ltd. and Tarena, goodwill and other intangible assets are measured at fair value on a nonrecurring basis when impairment is recognized.

The Group measured long term investments other than Alo7.com Ltd. and Tarena, goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments, and the Group measured acquired intangible assets using income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to investments, goodwill and acquired intangible assets for the years ended May 31, 2012, 2013 and 2014. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term held-to-maturity investments, accounts receivable, amount due from/to related parties, available-for-sale securities investments, long-term held-to-maturity investment and accounts payable. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, short-term held-to-maturity investments, accounts receivable, amount due from/to related parties, and accounts payable approximate their fair values due to the short-term maturities of these instruments. Long-term held-to-maturity investment is stated at its amortized cost.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale securities and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of comprehensive income.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2014, substantially all of the Group’s cash and cash equivalents, and term deposits were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2012, 2013 and 2014.

Newly adopted accounting pronouncements

In December 2011, the FASB issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

The new amendments will require an organization to:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•	Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

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

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In January, 2014, the FASB issued a pronouncement which provides guidance on the accounting for service concession arrangements. This ASU specifies that an operating entity should not account for a service concession arrangement, within the scope of this ASU, as a lease in accordance with Topic 840, Leases. Service concession arrangements may become more prevalent in the United States as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis.

An operating entity should refer to other Codification Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity.

The amendments in this ASU should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity’s fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this ASU to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

On April 10, 2014, the FASB issued Accounting Standard Update 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In May 2014, the FASB issued, ASU 2014-09,“Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

3.	BUSINESS ACQUISITION OF CHINA MANAGEMENT SOFTWARE INSTITUTE

On September 1, 2012, the Group acquired a 100% equity interest in CMSI, which was mainly focused on providing software and computer education training service in China for a total consideration of US$18,000 within three years by installments and a present value of US$17,455. As of May 31, 2014, the Group has paid US$13,406 in total. The unpaid portion of consideration was US$4,594 and would be paid in the year ending May 31, 2015. The Group intended to use its land and building to expand current business of another school. The software and computer education training service of CMSI would be terminated when current students graduated. The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as at the date of acquisition as follows:

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITION OF CHINA MANAGEMENT SOFTWARE INSTITUTE - continued

		Amortization
	US$	period
Cash	68
Other current assets	14
Buildings	16,095	23.3-45.3 years
Property, plant and equipment	103	1-5 years
Land use right	1,008	38.5 years
Intangible assets
Student base	110	1.75 years
Goodwill	1,829
Other current liabilities	(45)
Deferred tax liabilities	(1,727)

Total	17,455

4.	DISPOSAL OF SUBSIDIARIES

Disposal of Boost Caring

In March 2014, the Group sold its 100% equity interest in Beijing Boost Caring Education &Consulting Co., Ltd (“Boost Caring”) to MaxEn, which is a 65% owned joint venture of the Group, for a cash consideration of US$1,560. As of the disposal date, Boost Caring had accumulated deficit so that the Group derived a gain from the deconsolidation. The disposal gain recognized by the Group is US$3,254.

Disposal of North Star

In May 2014, the Group sold 100% equity interest in Beijing New Oriental North Star Training School (“North Star”) to MaxEn, for a cash consideration of US$364. As of the disposal date, North Star had accumulated deficit so that the Group derived a gain from the deconsolidation. The disposal gain recognized by the Group is US$367.

The Group considered these transactions as related parties’ transaction and disclosed the transactions in Note 18. As of May 31, 2014, the Group did not receive any of the consideration and recorded the receivables as amount due from related parties. After the disposals, the Group retained indirect significant influence in Boost Caring and North Star through MaxEn, therefore, the disposal gain was presented as continuing operation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

5.	DISCONTINUED OPERATION OF ELITE ENGLISH

In July 2012, the Group transferred the ownership of the assets and liabilities of Elite English, which operates high-end, personalized, advanced English language training for high-income working professionals and other adults in large developed cities, to Mr. Yunkai Weng, an employee and the head of Elite English, for US$5,500 through three installments during the period from May 2014 to May 2016. The Group did not recognize the receivables and disposal gain since the collectability was not assured as of May 31, 2014. The gain will be recognized upon receipt.

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

Summary operating results from disposal of Elite English, which has been segregated from continuing operations in the Group’s consolidated statements of operations for the periods presented were as follows:

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Net revenue from discontinued operation	18,523	1,445	—

Loss on discontinued operations, net of tax	(3,228)	(407)	—

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

6.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with interest rates ranging from 2.3% to 8.4%. They are classified as short-term investments on the consolidated balance sheets as its contractual maturity dates are equal to or less than one year. The repayment of most of the financial products is guaranteed by the Chinese banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and accrued interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. The Group reviews its held-to-maturity investments for OTTI based on specific identification. No OTTI loss was recognized for the years ended May 31, 2012, 2013 and 2014.

Short-term investments consisted of the following:

	As of May 31,
	2013	2014
	US$	US$
Held-to-maturity investments	504,952	643,410

7.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2013	2014
	US$	US$
Course materials in schools	6,583	5,690
Publications in bookstores	15,957	16,676

	22,540	22,366

Inventory was marked down to the lower of cost or market value, in the amount of US$213 and US$416 for the years ended May 31, 2013 and 2014, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2013	2014
	US$	US$
Prepaid rent	25,021	28,168
Advances to suppliers	9,315	11,713
Interest receivable	4,642	10,474
Staff advances (a)	3,799	4,908
Receivable from the settlement bank for the proceeds of exercise of options	4,931	4,454
Rental deposit	2,068	3,415
Prepaid advertising fees	2,011	3,094
Value added taxes recoverable	911	1,408
Prepaid property taxes and other taxes	705	653
Refundable deposit for school construction	216	377
Receivable from disposal of Mingshitang	163	160
Others (b)	5,804	9,574

	59,586	78,398

(a)	Staff advances were provided to staff for traveling and related use which are expensed as incurred.
(b)	Others primarily included insurance fees, recruiting fees, maintenance fees, and other miscellaneous prepayments.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

9.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of May 31,
	2013	2014
	US$	US$
Costs:
Intangible assets with indefinite lives:
Trademark	267	262
Intangible assets with finite lives:
Trademark	327	321
Courseware	49	49
Student base	114	112
License	415	415

	1,172	1,159

Accumulated amortization:
Trademark	(155)	(184)
Courseware	(49)	(49)
Student base	(49)	(112)
License	(57)	(78)

	(310)	(423)

Net carrying amount:
Intangible assets with indefinite lives:
Trademark	267	262
Intangible assets with definite lives:
Trademark	172	137
Courseware	—	—
Student base	65	—
License	358	337

	862	736

Amortization expenses for the intangible assets for the years ended May 31, 2012, 2013 and 2014, were US$52, US$101 and US$113, respectively. As of May 31, 2014, the Group expects to record amortization expenses related to intangible assets US$53, US$53, US$53, US$21 and US$21 for the years ended May 31, 2015, 2016, 2017, 2018, 2019, respectively, and US$273 thereafter.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

10.	GOODWILL

	As of May 31,
	2013	2014
	US$	US$
Costs:
Beginning balance	1,798	3,760
Acquisition of CMSI	1,829	—
Exchange of difference	133	(68)

Ending balance	3,760	3,692

Accumulated goodwill impairment loss:
Beginning balance	—	—

Ending balance	—	—

Goodwill, net	3,760	3,692

Goodwill is associated with entities included in the language training and test preparation courses segment.

11.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of May 31,
	2013	2014
	US$	US$
Buildings	142,294	139,708
Transportation equipment	7,548	7,868
Furniture and education equipment	63,131	65,120
Computer equipment and software	24,796	28,713
Leasehold improvements	131,987	136,371

	369,756	377,780
Less: accumulated depreciation and amortization	(123,690)	(155,401)
Construction in-process	1,196	2,956

	247,262	225,335

Depreciation and amortization expense for the years ended May 31, 2012, and 2013 and 2014 was US$26,219, US$38,984 and US$43,578, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

12.	LAND USE RIGHTS

Land use rights consisted of the following:

	As of May 31,
	2013	2014
	US$	US$
Land use rights	5,023	5,004
Less: accumulated amortization	(855)	(972)
Exchange differences	374	312

Land use rights, net	4,542	4,344

Amortization expense for land use rights for the years ended May 31, 2012, 2013 and 2014 was US$87, US$108 and US$117, respectively. The Group expects to recognize US$117 in amortization expense for each of the next five years and US$3,759 thereafter.

13.	LONG TERM INVESTMENTS

Long term investments consisted of the following:

	As of May 31,
	2013	2014
	US$	US$
Cost method investments:
Talent Boom Group Ltd (“Talent Boom”) (a)	2	2
Dajie.com Ltd (“Dajie.com”) (b)	2,000	2,000
Equity method investment:
MaxEn (c)	5,265	—
Available-for-sale securities investments:
Alo7.com Ltd (“Alo7.com) (d)	1,000	4,207
Tarena International (“Tarena”) (e)	—	13,455
Held-to-maturity investments: (f)	—	97,449

	8,267	117,113

(a)	In December 2006, the Group acquired 20% interest in Talent Boom. The Group has no representation on Talent Boom’s board of directors or its management and does not have the ability to exercise significant influence over the operating and financial policies of Talent Boom. Accordingly, the investment in Talent Boom was accounted for as a cost-method investment.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

13.	LONG TERM INVESTMENTS - continued

(b)	In September 2011, the Group signed a share subscription agreement to invest US$2,000 for 5% equity ownership interest in Dajie.com. The fair value of Dajie.com’s equity ownership interest is not readily determinable and the Group does not have the ability to exercise significant influence over the operating and financial policies of Dajie.com. Accordingly, the investment in Dajie.com has been accounted for as a cost-method investment.

(c)	In September 2012, New Oriental China and McGraw-Hill Hong Kong Limited set up a Joint Venture, MaxEn. New Oriental China invested US$6,500 cash and US$2,780 self-developed technologies with the book value of zero for its 65% equity interest. The Group does not have a controlling power over MaxEn because the other investor, McGraw-Hill Hong Kong Limited, has significant participating rights. The Group has the ability to exercise significant influence over the operating and financing activities of MaxEn. Therefore, the investment has been accounted for as an equity method investment. In 2014, the Group disposed 100% equity interest in Boost Caring and North Star to MaxEn for a total cash consideration of US$1,924 (Note 4). The Group recognized its share of the changes in net assets of MaxEn accordingly.

US$
Long term investment in MaxEn as of May 31, 2013	5,265
Share of loss recognized during the year	(1,453)
Share of changes in net assets from acquisitions of
Boost Caring and North Star (Note 4)	(3,862)
Exchange difference	50

Long term investment in MaxEn as of May 31, 2014	—

(d)	On March 5, 2012, the Company acquired a convertible promissory from Alo7.com for $1,000, which entitled the Company to automatic convert the note into identical equity securities issued at subsequent financing on or before July 1, 2012. If conversion term not triggered, Alo7 would repay the amount on December 31, 2013. On July 1, 2012, the Company converted the $1,000 promissory note into convertible redeemable preferred shares and warrants issued by Alo7.com, for 3.4% equity ownership interest in Alo7.com on an as-converted basis.

In March 2014, the Company further invested $2,576 into Alo7.com, for preferred shares, which was equivalent to 5.9% equity ownership interests on an as-converted basis. This investment is classified as available-for-sale securities and measured subsequently at fair value which is considered as Level 2 inputs. The Company measured the fair value of the investment in Alo7.com based on the purchase price of preferred shares paid by third parties with similar terms incurred in the financing activity close to the fiscal year end of 2014. Unrealized holding gains of nil, nil and US$631 were reported in other comprehensive income for the years ended May 31, 2012, 2013 and 2014, respectively.

The above equity interests were diluted by Alo7.com’s subsequent financing activities. As of May 31, 2014, the Company had 8.8% equity interests in Alo7.com on an as-converted basis.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

13.	LONG TERM INVESTMENTS - continued

(e)	In March 2014, the Company invested US$13,500 in Tarena, which is a service provider of IT professional education in China, for 2.96% ownership. This investment is classified as available-for-sale securities and measured subsequently at fair value which is considered as Level 1 inputs. Unrealized holding loss of US$45 was reported in other comprehensive income for the year ended May 31, 2014.

(f)	The Group’s long-term held-to-maturity investment consists of trust guaranteed by a bank with the maturity more than one year, which is stated at its amortized cost. The trust was invested in April 2014 and interest income of $1,404 was recognized in the consolidated statements of operations for the year ended May 31, 2014.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2013	2014
	US$	US$
Accrued payroll	64,539	84,888
Refundable fees received from students (a)	9,735	13,296
Individual taxes withholding	8,887	9,668
Amounts reimbursable to employees (b)	3,476	7,658
Business taxes payable	7,294	6,906
Payable for purchase of property and equipment	7,652	6,018
Royalty fees payable (c)	4,419	4,953
Accrued advertising fees	2,912	4,854
Acquisition payable for CMSI	132	4,594
Rent payable	3,337	4,339
Welfare payable	2,221	4,169
Accrued professional service fees	1,968	2,585
Other taxes payable	1,789	2,515
Refundable deposit (d)	2,868	2,313
Value added taxes payable	978	1,278
Share repurchase payable	4,622	—
Others (e)	4,670	8,884

Total	131,499	168,918

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

(a)	Refundable fees received from students represent (1) the miscellaneous expenses other than tuition fee received from students which will be paid out on behalf of students; and (2) tuition fees refundable to students for withdrawn classes.

(b)	Amounts reimbursable to employees included traveling and the related expenses incurred by employees on behalf of the Group.

(c)	Royalty fees payable related to payments to content providers for on-line learning programs.

(d)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation.

(e)	Others primarily included transportation expenses, utility fees, property management fees, payable for class action settlement and other miscellaneous expenses payable.

15.	SHARE-BASED COMPENSATION

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

As of May 31, 2014, the Company has transferred 16,000,000 common shares to its depositary bank to be issued to employees and non-employees upon the exercise of their vested share options or upon the vesting of non-vested equity shares (“NES”). During the years ended May 31, 2013 and 2014, the Company has repurchased 1,683,400 and 762,100 common shares, respectively, from the open market and the shares are reserved for the employees and non-employees to exercise of their vested share options and NES in future. As of May 31, 2014, 620,721 treasury shares remain for future issuance upon the exercise of share options and vesting of NES.

The Company recorded total share-based compensation of US$24,125, US$ 27,242 and US$20,079 during the years ended May 31, 2012, 2013 and 2014, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

15.	SHARE-BASED COMPENSATION - continued

Share options

The following table summarizes information regarding the share options granted:

Share options	Shares granted	Grant-date fair value	Exercise price
		US$	US$
Grant date:
February 28, 2006	7,099,500	1.00	2.02
July 21, 2006	1,620,000	1.15	2.38
September 7, 2006	100,000	2.38	3.75
March 5, 2007	3,946,500	4.09	8.75
January 17, 2012	3,060,000	10.33	12.19

Total	15,826,000

The exercise price of share options is at least 100% of the fair value of the common shares on the date of the grant. The term of a share option is up to ten years from the date of grant. The share options generally vest over three years at six-month vesting increments per year.

As of May 31, 2014, 11,285,510 common shares out of the 16,000,000 common shares had been issued to employees and non-employees upon the exercise of their share options, and 1,014,727 shares out of the 2,445,500 treasury shares had been reissued to employees and non-employees upon exercise of their share options.

A summary of share options activity under 2006 Share Incentive Plan for years ended May 31, 2012, 2013 and 2014 was as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual life	Aggregated intrinsic value
		US$	years	US$
Options outstanding at June 1, 2011	2,255,492	5.44	5.20	53,046

Granted	3,060,000	12.19
Exercised	(179,195)	4.41
Forfeited	—	—

Options outstanding at May 31, 2012	5,136,297	15.34	7.43	57,371

Granted	—	—
Exercised	(734,048)	7.81
Forfeited	(765,000)	12.91

Options outstanding at May 31, 2013	3,637,249	9.27	6.39	47,503

Granted	—	—
Exercised	(2,113,094)	8.37
Forfeited	(252,000)	12.19

Options outstanding at May 31, 2014	1,272,155	10.18	6.20	19,898

Options vested and expect to vest at May 31, 2014	1,272,155	10.18	6.20	19,898

Options exercisable at May 31, 2014	810,155	9.03	5.40	13,601

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

15.	SHARE-BASED COMPENSATION - continued

Share options - continued

The total intrinsic value of share options exercised during the years ended May 31, 2012, 2013 and 2014 were US$4,121, US$7,486 and US$34,578, respectively. The weighted average grant date fair value of share options granted during the year ended May 31, 2012, 2013 and 2014 was US$10.33, nil and nil, respectively. As of May 31, 2014, total unrecognized compensation expense relating to unvested share options of US$4,336 is expected to be recognized over a weighted average period of 0.63 years.

The fair value of share options granted on January 17, 2012 was estimated on the date of grant using the binomial option pricing model with the following assumptions:

Risk-free interest rate of return	1.83%
Volatility	56%
Dividend yield	0%
Fair value of the underlying ordinary shares	US$10.33
Exercise price	US$12.19
Exercisable date	1/6 of options vests semi-annually through December 31, 2014
Expiry date	January 17, 2017
Life of option (years)	5
Exercise multiple	2.8
Turnover rate	5.57%
Number of nodes	200

(a)	Volatility

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

15.	SHARE-BASED COMPENSATION - continued

(e)	Fair value of underlying ordinary shares

The fair value of the ordinary shares underlying the share options is the quoted market price of the Company’s ordinary shares on the date of grant.

(f)	Life of option

The life of the share option is based on the stated contractual life of the share options.

(g)	Number of nodes

This number divides the life to expiration into a number of equal time slots. It determines the number of level in the binomial tree.

(h)	Exercise multiple

A ratio of the stock price to the contractual strike price at which point it is assumed that the share option will be exercised prior to expiration

(i)	Forfeiture rate

The Company’s estimate based on historical employee turnover.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

15.	SHARE-BASED COMPENSATION - continued

NES

The following table summarizes information regarding NES:

NES	Grant-date Shares granted	fair value and intrinsic value
		US$
Grant date:
January 24, 2008	2,720,000	12.75
March 11, 2008	152,000	14.00
July 1, 2008	278,500	13.75
Oct 28, 2008	3,200	12.65
May 15, 2009	205,548	12.75
June 15, 2009	316,200	15.13
May 26, 2010	556,848	21.75
June 10, 2011	811,020	25.11
July 23, 2012	1,956,935	12.19
May 27, 2013	208,590	20.33
July 19, 2013	19,830	22.80

Total	7,228,671

In May 2010, the Company granted 556,848 NES to employees which will vest between June 2010 to June 2015.

In June 2011, the Company granted 811,020 NES to employees which will vest between November 2011 to May 2014.

In July 2012, the Company granted 1,956,935 NES to employees which will vest between May 2013 to May 2015.

In May 2013, the Company granted 208,590 NES to employees which will vest on 31 May 2014.

In July 2013, the Company granted 19,830 NES to employees which will vest on 31 May 2014.

As of May 31, 2014, 4,714,490 common shares out of the 16,000,000 common shares had been issued to employees and non-employees upon the vesting of their NES, and 810,052 shares out of the 2,445,500 treasury shares had been reissued to employees and non-employees upon the vesting of their NES.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

15.	SHARE-BASED COMPENSATION - continued

NES - continued

A summary of NES activities under 2006 Share Incentive Plan for the years ended May 31, 2012, 2013 and 2014 was as follows:

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$
NES outstanding at June 1, 2011	1,103,368	17.05
Granted	811,020	25.11
Vested	(1,353,548)	20.35
Forfeited	(39,840)	24.25

NES outstanding at May 31, 2012	521,000	20.47
Granted	2,165,525	12.97
Vested	(1,054,962)	15.84
Forfeited	(120,593)	14.40

NES outstanding at May 31, 2013	1,510,970	13.45
Granted	19,830	22.80
Vested	(810,052)	14.30
Forfeited	(100,818)	14.97

NES outstanding at May 31, 2014	619,930	12.39

NES vested and expect to vest at May 31, 2014	528,861	12.42

The total fair value of shares vested during the year ended May 31, 2014 was US$11,580. The weighted average grant date fair value of NES granted during the year ended May 31, 2012, 2013 and 2014 was US$25.11, US$12.97 and US$22.80 respectively. As of May 31, 2014, total unrecognized compensation expense for NES of US$6,323 is expected to be recognized over a weighted average period of 1.00 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAXES

Significant components of provision for income taxes for the years ended May 31, 2012, 2013 and 2014 were as follows:

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Current:
PRC	14,027	18,985	28,235

Deferred:
PRC	(3,255)	(3,630)	(2,193)

Total provision for income taxes	10,772	15,355	26,042

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries Smart Shine, Winner Park and Elite Concept are located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. These subsidiaries recorded income tax expense of US$11, US$10 and US$4,399 during the years ended May 31, 2012, 2013 and 2014, respectively. On October 7, 2013, the Company paid a cash dividend of US$54,476 to shareholders, of which US$39,585 and US$14,891 were funded by retained earnings and additional paid in capital. The withholding tax of US$4,399 in connection with the dividend was fully paid during the year ended May 31, 2014.

The Company’s PRC subsidiaries, New Oriental China and its schools and subsidiaries are subject to the 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. Beijing Decision, Beijing Hewstone and Xuncheng continued to qualify as HNTE in Beijing and were subject to a tax rate of 15% during the years ended May 31, 2012 and 2013. For the year ended May 31, 2014, these companies are in the process of renewing the HNTE certification and could continue to apply to the 15% tax rate as long as they sustain the HNTE status. The income taxes of Beijing Decision, Beijing Hewstone and Xucheng were calculated at the rate of 15%, as the management has performed self-assessment and believed the companies have fully met the criteria required for HNTE.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAXES - continued

Enterprises that qualify as the “newly established software enterprise” (“NESE”) are exempt from EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Right Time and Beijing Joy Tend were qualified as NESE and were exempt from income taxes from January 2010 through December 31, 2011, from January 2011 through December 31, 2012, from January 2012 through December 31, 2013, from January 2013 through December 31, 2014 and from January 2013 through December 31, 2014, respectively, and a tax rate of 12.5% through December 31, 2014, through December 31, 2015, through December 31, 2016, through December 31, 2017 and through December 31, 2017, respectively. Beijing Top and Beijing Magnificence were qualified as NESE and will be exempt from income taxes for two years beginning in their first profitable year followed by a tax rate of 12.5% for the succeeding three years.

Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2014. If Beijing Haidian School is required to pay EIT in future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2013	2014
	US$	US$
Current deferred tax assets
Allowance doubtful accounts	73	83
Accrued expenses	9,249	12,353

Total current deferred tax assets	9,322	12,436
Less: valuation allowance	(297)	(403)

Current deferred tax assets, net	9,025	12,033

Non-current deferred tax assets
Net operating loss carry-forwards	7,358	6,095

Total non-current deferred tax assets	7,358	6,095
Less: valuation allowance	(4,205)	(3,871)

Non-current deferred tax assets, net	3,153	2,224

Non-current deferred tax liabilities
Acquired of non-current assets	(1,836)	(1,722)

Total non-current deferred tax liabilities	(1,836)	(1,722)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAXES - continued

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ earnings within the Group.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$4,274 as of May 31, 2014, or a decrease of US$228 from US$4,502 as of May 31, 2013.

As of the year ended May 31, 2014, the Group had net operating loss carried forward of US$25,787 from New Oriental China and its schools and subsidiaries, which will expire on various dates from May 31, 2015 to May 31, 2019.

A reconciliation of the effective tax rates from the 25% statutory tax rates was as follows for the years ended May 31, 2012, 2013 and 2014:

	Years ended May 31,
	2012	2013	2014
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Effect of expenses not deductible for tax purposes	3.58	8.70	4.33
Effect of differential tax rate other than tax holiday	0.11	(1.58)	(0.00)
Effect of tax holiday	(23.99)	(21.18)	(20.34)
Changes in valuation allowance	2.81	(0.93)	(0.09)
Effect of dividend withholding tax	—	—	1.81

Total provision for income taxes	7.51	10.01	10.71

If the tax holidays granted to WFOEs and current tax treatments on certain schools and subsidiaries of New Oriental China were not available, the Group’s income tax expense would have increased by US$34,416, US$32,489 and US$49,464, the basic net income per share attributable to the Company would decrease by US$0.22, US$0.21 and US$0.32 for the years ended May 31, 2012, 2013 and 2014, respectively, and the diluted net income per share attributable to the Company would decrease by US$0.22 and, US$0.21 and US$0.31 for the years ended May 31, 2012, 2013 and 2014, respectively.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAXES - continued

If the Company were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC schools and subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. During the year ended May 31, 2014, Hewstone paid US$4,399 withholding tax when it paid a special dividend to its parent company, Elite Concept.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIE that are available for distribution was US$602,377 and US$788,016 as of May 31, 2013 and May 31, 2014, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIE does not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2012, 2013 and 2014. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

17.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Numerator used in basic and diluted net income per share:
Net income
Net income on continuing operation	135,916	136,676	215,704
Net income on discontinued operation	(3,228)	(407)	—

Net income available for future distribution	132,688	136,269	215,704

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	154,627,784	155,762,959	156,033,992

Plus incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	2,244,657	2,060,833	1,869,472

Weighted average common shares outstanding used in computing diluted net income per share	156,872,441	157,823,792	157,903,464

Net income from continuing operation per share
- Basic	0.88	0.88	1.38
- Diluted	0.87	0.87	1.37

Net income from discontinued operation per share
- Basic	(0.02)	(0.00)	—
- Diluted	(0.02)	(0.00)	—

Nil, 1,683,400 and 620,721 treasury shares, respectively, that remain for future issuance have been excluded in computing basic and diluted net income per share for the year ended May 31, 2012, 2013 and 2014.

3,060,000, 2,169,000 and nil employee stock options have been excluded from the dilutive share calculation for the years ended May 31, 2012, 2013 and 2014, respectively, as their effects were anti-dilutive.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

18.	RELATED PARTY TRANSACTION

The Group had the following balances and transaction with related parties:

			Amounts due from related parties-non current As of May 31,
	Notes	Relationship	2013	2014
			US$	US$
Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO	904	930

			Amounts due from related parties-current As of May 31,		Amounts due to related parties-current As of May 31,
	Notes	Relationship	2013	2014	2013	2014
			US$	US$	US$	US$
Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO	361	1,073	13	—
MaxEn	(2)	Joint Venture	2,011	3,043	1,088	4

Total			2,372	4,116	1,101	4

				Rental expense For the year ended May, 31
				2012	2013	2014
				US$	US$	US$
Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO		722	4,276	4,173

				Gain on disposal of subsidiaries For the year ended May, 31
				2012	2013	2014
				US$	US$	US$
MaxEn	(Note 4)	Joint Venture		—	—	3,621

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

18.	RELATED PARTY TRANSACTION - continued

(1)	Since April 2010, the Group began renting a large portion of a building owned by Metropolis Holding China Limited for office space. In March 2012, Metropolis Holding China Limited was acquired by a company wholly owned by Mr.Yu, the Group’s chairman and chief executive officer. As a result, Metropolis Holding China Limited became a related party of the Group thereafter. As of May 31, 2014, the non-current and current amounts due from Metropolis Holding China Limited were US$930 and US$1,073 respectively, which represented prepaid rent and deposit for the building. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by all of the directors. The amount due to Metropolis Holding China Limited is non-interest bearing and unsecured and has no fixed repayment terms.

(2)	In September, 2012, MaxEn became a joint venture of the Group (Note 13). As a result, MaxEn became a related party of the Group thereafter. As of May 31, 2014, the amount due from MaxEn was US$3,043, which represented MaxEn’s pre-operating expenses of US$1,119 prepaid by the Group and unpaid consideration of US$1,924 for disposal of Boost Caring and North Star (Note 4); the amount due to MaxEn was US$4, which represented miscellaneous payments paid for the Group. The amount due to MaxEn is non-interest bearing and unsecured and has no fixed repayment terms.

19.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices, classroom, and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows on May 31, 2014:

US$
Years ending May 31:
2015	103,372
2016	119,173
2017	73,285
2018	50,300
2019	35,518
Thereafter	55,318

436,966

Rent expense for the years ended May 31, 2012, 2013 and 2014 related to all cancelable and non-cancelable leases were US$107,384, US$137,046 and US$142,032, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

19.	COMMITMENTS AND CONTINGENCIES - continued

Capital commitments

As of May 31, 2014, future minimum capital commitments under non-cancelable construction were as follows:

US$
Capital commitment for the purchase of property and equipment	698
Capital commitment for leasehold improvements	2,226

2,924

Investment commitments

In April 2014, the Group entered into an agreement with a third party to form a new entity, pursuant to which the Group made a commitment to contribute cash of US$ 2,617 for its 54.5% equity interest. The new entity was established on July 3, 2014 and the capital injection was completed in August 2014 (Note 24).

In May 2014, the Group entered into an agreement with a third party to form a joint venture, Beijing Dongfangheli Investment Development Company Limited, pursuant to which the Group made a commitment to contribute cash of US$ 4,002 for its 50% equity interest. As of May 31, 2014, the capital injection has not been completed. The joint venture was established on May 6, 2014 and the capital injection was completed in July 2014.

Contingencies

During July to August 2012, four federal securities class actions have been filed against the Company, its directors and certain of its officers (“defendant”). These class actions seek to recover damages caused by the defendants’ alleged violations of federal securities laws and to pursue remedies under the Securities Exchange Act of 1934 and Rule 10b-5. One of the four class actions was voluntarily dismissed in October 2012, and the remaining three class actions were consolidated into one complaint with a lead plaintiff. Defendants moved to dismiss the complaint in January 2013 and an amended Class Action Complaint (“CAC”) was filed by the plaintiff in June 2013. On December 23, 2013, the Court entered an order granting in part, and denying in part Defendants’ motion to dismiss the CAC. The Company reached a preliminary settlement of the actions with the plaintiffs in April 2014. The Court entered into an order preliminarily approving the settlement agreements on June 10, 2014 and scheduled a final approval hearing on November 14, 2014.

Based on the preliminary settlement, the Company should pay US$4,750 to the plaintiff, of which US$3,500 would be covered by directors and officers liability insurance. As of May 31, 2014, neither the Company nor the issuance companies have made the payments. Meanwhile, a loss contingency of the remaining US$1,250 was recorded in general and administrative for the year ended May 31, 2014.

Other than the aforementioned lawsuits, the Group is also a party to several legal proceedings or claims in China that the Group believes are immaterial.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

20.	SEGMENT INFORMATION - continued

For the year ended May 31, 2013

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	818,550	20,712	120,592	959,854

Operating costs and expenses:
Cost of revenues	(328,663)	(8,396)	(47,118)	(384,177)
Selling and marketing	(96,064)	(1,712)	(27,670)	(125,446)
General and administrative	(198,718)	(6,648)	(27,438)	(232,804)
Unallocated corporate expenses	—	—	—	(94,862)

Total operating costs and expenses	(623,445)	(16,756)	(102,226)	(837,289)

Operating income	195,105	3,956	18,366	122,565

Segment assets	544,669	59,791	220,441	824,901
Unallocated corporate assets	—	—	—	528,540

Total assets	544,669	59,791	220,441	1,353,441

For the year ended May 31, 2014

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	969,947	24,063	144,877	1,138,887

Operating costs and expenses:
Cost of revenues	(388,998)	(8,488)	(54,183)	(451,669)
Selling and marketing	(112,092)	(956)	(34,009)	(147,057)
General and administrative	(204,679)	(8,748)	(36,745)	(250,172)
Unallocated corporate expenses	—	—	—	(96,043)

Total operating costs and expenses	(705,769)	(18,192)	(124,937)	(944,941)
Gain on disposal of subsidiaries	—	—	3,621	3,621

Operating income	264,178	5,871	23,561	197,567

Segment assets	709,979	65,357	245,505	1,020,841
Unallocated corporate assets	—	—	—	582,704

Total assets	709,979	65,357	245,505	1,603,545

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

21.	MAINLAND CHINA CONTRIBUTION PLAN

The Group’s full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$27,744, US$42,097 and US$52,159 for the years ended May 31, 2012, 2013 and 2014, respectively.

22.	STATUTORY RESERVE

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the year ended May 31, 2012, $2,453 was deducted from the general reserve to adjust for excess appropriations made in prior periods. During the years ended May 31, 2013 and 2014, US$524 and US$1,029 was accrued for the general reserve, respectively.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended May 31, 2012, 2013 and 2014, appropriations to the development fund amounted to US$71,602, US$21,946, and US$21,116, respectively.

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

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$69,149, US$22,470 and US$22,145 to statutory reserves during the years ended May 31, 2012, 2013 and 2014, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was $209,094 and $239,245, of which $162,551 and $188,017 was attributed to the paid in capital and statutory reserves of the VIE and $46,543 and $51,228 was attributed to the paid in capital and statutory reserves of the WFOEs, as of May 31, 2013 and 2014, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE’s revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

24.	SUBSEQUENT EVENTS

On June 1, 2014, Xuncheng, one of the VIE’s subsidiaries, granted 15,000,000 NES to Xuncheng’s directors and employees which will vest between June 1, 2015 and May 31, 2020. The Company is still in the process of evaluating the fair value of NES at the grant date. Share-based compensation will be recognized as an expense on a straight-line basis over the requisite service period, which is the vesting period.

On July 3, 2014, the Group established a new entity with a third party. The Group made cash contribution of US$ 2,617 for its 54.5% equity interest.

On July 22, 2014, the Company granted 209,650 NES to directors and employees which will vest on May 31, 2015. The fair value per NES granted was US$21.01, which approximates the market price of the Company’s ADS on the New York Stock Exchange as of the grant date.

On July 22, 2014, the Company’s board of directors authorized the repurchase of up to US$120,000 of the Company’s common shares during the period from July 28, 2014 through March 31, 2015. The Company plans to fund any share repurchases made under this program from the Company’s available cash balance.

On August 14, 2014, the Company invested US$3,000 in Juesheng.com by acquiring its convertible redeemable preferred shares, for 7.2% equity interest on an as-converted basis.

On August 25, 2014, the Company entered into a share purchase agreement with Alo7.com to invest additional US$10,000 convertible redeemable preferred shares in Alo7.com, for additional 11.2% equity ownership interests on an as-converted basis. After the investment, the Company had 17.2% equity interests in Alo7.com in total.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2012, 2013 AND 2014

(In thousands, except share and per share data, or otherwise noted)

24.	SUBSEQUENT EVENTS - continued

On September 19, 2014, Beijing Pioneer entered into a master exclusive service agreement with New Oriental China to enable the Company’s wholly owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. The various existing service agreements mentioned in Note 1 will remain effective after the inclusion of the master exclusive service agreement; however, if they have any conflict with the terms and conditions of the master exclusive service agreement, the master exclusive service agreement will prevail. The master exclusive service agreement was effective on September 19, 2014.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2013	2014
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	28,653	15,874
Prepaid expense and other current assets	5,656	8,137
Amounts due from related parties	24,909	18,511

Total current assets	59,218	42,522
Long term investments	3,000	19,662
Investments in subsidiaries and VIE	841,832	976,348

Total assets	904,050	1,038,532

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	12,051	12,417
Amounts due to related parties	34,747	357

Total current liabilities	46,798	12,774

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2013 and 2014; 158,379,387 shares issued as of May 31, 2013 and 2014; 156,695,987 and 157,758,666 shares outstanding as of May 31, 2013 and 2014, respectively)	1,573	1,584
Treasury stock	(17)	(6)
Additional paid-in capital	164,336	174,009
Retained earnings	608,493	784,612
Accumulated other comprehensive income	82,867	65,559

Total shareholders’ equity	857,252	1,025,758

Total liabilities and equity	904,050	1,038,532

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Operating costs and expenses:
General and administrative	24,477	32,208	20,435

Total operating costs and expenses	24,477	32,208	20,435

Operating loss	(24,477)	(32,208)	(20,435)
Other income	147	—	—
Interest income	422	49	1
Equity in earnings of subsidiaries and VIE	156,596	168,428	236,138

Net income	132,688	136,269	215,704

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(In thousands)

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Net income	132,688	136,269	215,704

Other comprehensive income, net of tax
Foreign currency translation adjustment	8,576	27,729	(17,894)
Unrealized gain on available-for-sale securities, net of tax effect of nil, nil and nil for years ended May 31, 2012, 2013 and 2014	—	—	586

Other comprehensive income/(loss)	8,576	27,729	(17,308)

Comprehensive income	141,264	163,998	198,396

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company Statements of Changes in Equity

(In thousands, except share data)

						Accumulated
			Additional			other	Total
	Common shares		paid-in	Treasury	Retained	comprehensive	shareholders’
	Unrestricted	Amount	capital	stock	earnings	income	equity
	shares	US$	US$	US$	US$	US$	US$
Balance at June 1, 2011	158,379,387	1,540	186,585	—	339,536	46,562	574,223
Issuance of ADS shares for the exercises of employee share options	—	2	788	—	—	—	790
Non-vested equity shares vested	—	13	(13)	—	—	—	—
Share based compensation expense	—	—	24,125	—	—	—	24,125
Profit appropriation	—	—	(50,000)	—	—	—	(50,000)
Net income	—	—	—	—	132,688	—	132,688
Foreign currency translation adjustment	—	—	—	—	—	8,576	8,576

Balance at May 31, 2012	158,379,387	1,555	161,485	—	472,224	55,138	690,402

Issuance of ADS shares for the exercises of employee share options	—	7	5,726	—	—	—	5,733
Non-vested equity shares vested	—	11	(11)	—	—	—	—
Share based compensation expense	—	—	27,242	—	—	—	27,242
Dividend declared	—	—	3,010	—	—	—	3,010
Share repurchase	(1,683,400)	—	(33,116)	(17)	—	—	(33,133)
Profit appropriation	—	—	—	—	—	—	—
Net income	—	—	—	—	136,269	—	136,269
Foreign currency translation adjustment	—	—	—	—	—	27,729	27,729

Balance at May 31, 2013	156,695,987	1,573	164,336	(17)	608,493	82,867	857,252

Issuance of ADS shares for the exercises of employee share options	—	11	7,837	—	—	—	7,848
Reissuance of Treasury stock for the exercises of employee share options	1,014,727	—	13,514	10	—	—	13,524
Reissuance of Treasury stock for Non-vested equity shares vested	810,052	—	(8)	8	—	—	—
Share based compensation expense	—	—	20,079	—	—	—	20,079
Dividend declared	—	—	(14,891)	—	(39,585)	—	(54,476)
Share repurchase	(762,100)	—	(16,858)	(7)	—	—	(16,865)
Profit appropriation	—	—	—	—	—	—	—
Net income	—	—	—	—	215,704	—	215,704
Foreign currency translation adjustment	—	—	—	—	—	(17,894)	(17,894)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	—	586	586

Balance at May 31, 2014	157,758,666	1,584	174,009	(6)	784,612	65,559	1,025,758

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2012	2013	2014
	US$	US$	US$
Cash flows from operating activities:
Net income	132,688	136,269	215,704
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(156,596)	(168,428)	(236,138)
Dividend received from subsidiaries	—	—	83,728
Share-based compensation expense	24,125	27,242	20,079
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(6,412)	(91)	(2,958)
Accrued expenses and other current liabilities	3,117	4,015	4,988
Amounts due from/to related parties	(1,760)	(4,950)	(849)

Net cash provided by (used in) operating activities	(4,838)	(5,943)	84,554

Cash flows from investing activities
Long term investment in Dajie.com	(2,000)	—	—
Long term investment in Alo7.com	(1,000)	—	(2,576)
Long term investment in Tarena	—	—	(13,500)
Loan to related parties	—	(1,630)	—
Repayment from related parties	16,000	—	15,500

Net cash used in investing activities	13,000	(1,630)	(576)

Cash flows from financing activities:
Proceeds from issuance of common shares upon exercise of share options	945	5,733	21,849
Loan from related party	—	43,000	—
Loan repayment to related party	—	—	(42,643)
Cash paid for shares repurchase	—	(28,511)	(21,487)
Cash paid for dividend	—	(46,990)	(54,476)

Net cash used in financing activities	945	(26,768)	(96,757)

Net decrease in cash and cash equivalents	9,107	(34,341)	(12,779)
Cash and cash equivalents, beginning of year	53,887	62,994	28,653

Cash and cash equivalents, end of year	62,994	28,653	15,874

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

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2013 and 2014:

	May 31,
	2013	2014
	US$	US$
Amount due from related parties:
Beijing Judgment	7,257	—
Beijing Hewstone	2,780	—
Beijing Decision	4,232	—
Winner Park	11	11
Smart Shine	8,511	8,511
Elite Concept Holdings Limited	—	7,871
New Oriental China	2,118	2,118

	24,909	18,511

Amount due to related parties:
Elite Concept Holdings Limited	34,747	357

	34,747	357

All related party balances were non-interest bearing and unsecured.