Form 20-F
period 2015-05-31
New Oriental Education & Technology Group Inc.
filed 2015-09-25
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2015.

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

Zhihui Yang, Chief Financial Officer

Tel: +(86 10) 6090-8000

E-mail: yangzhihui@xdf.cn

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 156,486,763 common shares, par value US$0.01 per share, as of May 31, 2015.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.1980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 29, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of May 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2011 and 2012 and the selected consolidated balance sheet data as of May 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2011, 2012 and 2013, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5—A. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2011(3)	2012(3)	2013	2014	2015
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	490,418	675,189	857,685	1,006,198	1,102,974
Books and others	49,433	78,006	102,169	132,689	143,792

Total net revenues	539,851	753,195	959,854	1,138,887	1,246,766
Operating costs and expenses:(1)
Cost of revenues	(213,779)	(293,063)	(384,177)	(451,669)	(526,320)
Selling and marketing	(81,954)	(113,568)	(142,098)	(169,062)	(188,483)
General and administrative	(148,409)	(226,404)	(311,014)	(324,210)	(378,434)
Total operating costs and expenses	(444,142)	(633,035)	(837,289)	(944,941)	(1,093,237)

(Loss)/Gain on disposal of subsidiaries	(1,537)	—	—	3,621	—

Operating income	94,172	120,160	122,565	197,567	153,529
Other income, net:
Interest income	13,017	25,488	30,121	44,880	66,605
Miscellaneous income, net	1,241	1,040	772	752	342

Provision for income taxes:
Current	(9,390)	(14,027)	(18,985)	(28,235)	(31,552)
Deferred	1,154	3,255	3,630	2,193	5,331

Provision for income taxes	(8,236)	(10,772)	(15,355)	(26,042)	(26,221)

Loss from equity method investment	—	—	(1,427)	(1,453)	(1,537)

Gain (Loss) from discontinued operations, net of tax	1,345	(3,228)	(407)	—	—

Net income	101,539	132,688	136,269	215,704	192,718

Add: Net loss attributable to noncontrolling interest	235	—	—	—	295

Net income attributable to New Oriental Education & Technology Group Inc.	101,774	132,688	136,269	215,704	193,013

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2011(3)	2012(3)	2013	2014	2015
Net income from continuing operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
- Basic	0.65	0.88	0.88	1.38	1.23

- Diluted	0.64	0.87	0.87	1.37	1.23

Net income (loss) from discontinued operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
- Basic	0.01	(0.02)	(0.00)	—	—

- Diluted	0.01	(0.02)	(0.00)	—	—

Shares used in calculating basic net income per share	153,253,065	154,627,784	155,762,959	156,033,992	156,438,606

Shares used in calculating diluted net income per share	156,071,833	156,872,441	157,823,792	157,903,464	157,302,174

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the years Ended May 31,
(in thousands of US$)	2011	2012	2013	2014	2015
Cost of revenues	900	216	—	—	—
General and administrative	14,145	23,909	27,242	20,079	15,689
Total	15,045	24,125	27,242	20,079	15,689

(2)	Each ADS represents one common share.
(3)	Historical financial statements were adjusted retrospectively to reflect the discontinued operations of Elite English in the year ended May 31, 2013. Please see Note 5 to our consolidated financial statements included in this annual report for further information.

The following table presents our selected consolidated balance sheet data as of May 31, 2011, 2012, 2013, 2014 and 2015:

(in thousands of US$)	2011	2012	2013	2014	2015
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	317,260	428,261	417,166	371,593	531,298
Total assets	863,370	1,128,817	1,353,441	1,603,545	1,951,537
Total current liabilities	288,000	438,303	489,835	576,065	725,232
Total liabilities	289,147	438,415	496,189	577,787	727,693
Total New Oriental Education & Technology Group Inc. shareholders’ equity	574,223	690,402	857,252	1,025,758	1,220,348
Noncontrolling interest	—	—	—	—	3,496
Total equity	574,223	690,402	857,252	1,025,758	1,223,844

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other epidemics. For example, the influenza A (H1N1) outbreak from 2009 to 2010 adversely affected our business and results of operations in the first and second fiscal quarters of 2010 as we experienced slower-than-usual student enrollment growth and large numbers of cancellations and deferments in enrollments from registered students. In addition, we had to cancel classes whenever an enrolled student was diagnosed with influenza A (H1N1), as required by applicable health regulations. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. While the spread of the avian virus H7N9 has not materially affected our student enrollments as of the date of this annual report, any future outbreak of avian influenza, SARS, the influenza A (H1N1), H7N9 bird flu, Ebola or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause cancellations or deferments of student enrollments and require the temporary closure of our schools, learning centers and bookstores while we remain obligated to pay rent and other expenses for these facilities, thus severely disrupting our business operations and materially and adversely affecting our liquidity, financial condition and results of operations.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We have increased the number of our schools in China from 25 as of May 31, 2006 to 60 as of May 31, 2015, and we increased the number of our learning centers in China from 111 as of May 31, 2006 to 664 as of May 31, 2015. We may continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

As part of our business strategy, we have pursued and intend to continue to pursue selective strategic acquisitions of businesses that complement our existing businesses. Acquisitions expose us to potential risks, including risks associated with the diversion of resources from our existing businesses, difficulties in successfully integrating the acquired businesses, failure to achieve expected growth by the acquired businesses and an inability to generate sufficient revenue to offset the costs and expenses of acquisitions. If the revenue and cost synergies that we expect to achieve from our acquisitions do not materialize, we may have to recognize impairment charges. For example, in June 2008 we acquired a 60% equity stake in Beijing Haidian Mingshitang Exam Training Education School, or Mingshitang School, a Beijing-based private school that specializes in tutoring students seeking to retake the Chinese college entrance examination, and in September 2008 we acquired Changchun Tongwen Gaokao Training Education School, or Tongwen Gaokao School, which provides services similar to those of Mingshitang School. In the fiscal year ended May 31, 2010, we recognized a goodwill impairment loss of US$76,000 arising from the acquisitions of Mingshitang School and Tongwen Gaokao School. We disposed Mingshitang School in April 2011 and recorded a loss of US$1.2 million on the disposal. As another example, in September 2010, we completed the acquisition of a 100% equity interest in Newave Education, a K-12 English language school in Shanghai. Due to the breach of contract by the seller of Newave Education, we submitted a request for arbitration to the China International Economic and Trade Arbitration Commission for full refund of the purchase consideration which we had paid. The case was closed in December 2011, and we received the full refund by the end of the fiscal year ended May 31, 2012.

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

We may be subject to claims by educational institutions and organizations, content providers and publishers, competitors and others on the ground of intellectual property rights infringement, defamation, negligence or other legal theories based on the content of the materials that we or our teachers author and/or distribute as course materials. These types of claims have been brought, sometimes successfully, against print publications and educational institutions in the past, including ourselves. For example, in January 2001, the Graduate Management Admission Council, or GMAC, and Educational Testing Service, or ETS, filed three separate lawsuits against us in the Beijing No. 1 Intermediate People’s Court, alleging that we had violated the copyrights and trademarks relating to the GMAT test owned by GMAC and relating to the GRE and TOEFL tests owned by ETS by duplicating, selling and distributing their test materials without their authorization. In September 2003, the trial court found that we had violated GMAC’s and ETS’ respective copyrights and trademarks in connection with those admissions tests. The trial court’s judgment was partially affirmed in a final judgment issued by the Beijing Higher People’s Court in December 2004. The Beijing Higher People’s Court held that we had not misused the trademarks of GMAC or ETS. However, it also found that the TOEFL and GRE tests were the original works of ETS and the GMAT test was the original work of GMAC, all of which are protected under the PRC Copyright Law. The Beijing Higher People’s Court held that our duplication, sale and distribution of the test materials relating to these tests without ETS’ and GMAC’s prior permission were not a “reasonable use” of the test materials under the PRC Copyright Law, and that we, therefore, had infringed upon ETS’ and GMAC’s respective copyrights. We were ordered to pay damages in an aggregate of approximately RMB6.5 million, cease all infringing activities and destroy all copyright-infringing materials in our possession, all of which we have done. Since the Beijing Higher People’s Court issued the final judgment in 2004, we have endeavored to comply with the court order and applicable PRC laws and regulations relating to intellectual property, and we have adopted policies and procedures to prohibit our employees and contractors from engaging in any copyright, trademark or trade name infringing activities. However, we cannot assure you that every teacher or other personnel will strictly comply with these policies at our schools, learning centers or other locations or media through which we provide our programs, services and products.

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

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests that were previously offered in paper format only are now offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Further, the Chinese Ministry of Education, or the MOE, promulgated new curriculum standards on December 28, 2011 for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English. These new curriculum standards took effect in the fall semester of 2012, and we finished adapting our tutoring programs and materials to these changes in curriculum standards in July 2013. In October 2013, the government announced plans to change policies relating to the gaokao, or college entrance exam that will change the format and content of English exam to be introduced in the coming years. These policies will be implemented on a province-by-province basis. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our test preparation courses and our business may be materially and adversely affected.

We provide preparation courses for both overseas and domestic admissions and assessment tests. The success of our test preparation courses depends on the continued use of admissions and assessment tests as a requirement for admission or graduation. However, the use of admissions tests in China may decline or fall out of favor with educational institutions and government authorities. For example, educational institutions and government authorities in China have recently initiated discussions and conducted early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2015, 102 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE. Students admitted through such independently administered tests still need to meet certain thresholds in the national college entrance exam. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for certain of our services may decline, and our business may be materially and adversely affected.

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

Many factors may cause our gross and net margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of 5 and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. In our fiscal year ended May 31, 2015, the average class size for our short-term language training and test preparation courses was approximately eight students per class, which decreased from approximately nine students per class in the previous fiscal year. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to these factors.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have launched many new services to expand our business and student base. For example, in January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation facilities operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these facilities are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program.

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

We derived approximately 40.4% of our total net revenues for the fiscal year ended May 31, 2015 from our operations in Beijing, Shanghai, Wuhan and Xi’an, and we expect these four cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2015, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

We have relied and expect to continue to rely on contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder to operate substantially all of our education business. These contractual arrangements may not be as effective in providing us with control over New Oriental China as direct ownership. From the legal perspective, if New Oriental China, any of its schools and subsidiaries or its shareholder fails to perform its respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if Beijing Century Friendship Education Investment Co., Ltd., or Century Friendship, the sole shareholder of New Oriental China, were to refuse to transfer its equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to the option agreement, or if it otherwise acts in bad faith toward us, then we may have to take legal action to compel it to fulfill its contractual obligations, which could be time consuming and costly.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2013, 2014 and 2015, our variable interest entity(ies) contributed in aggregate 99.0%, 98.4% and 97.9%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

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

New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is beneficially owned by Mr. Michael Minhong Yu, our founder, chairman and chief executive officer. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 15.1% of our total common shares issued and outstanding as of September 18, 2015. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. As of May 31, 2015, 24 of our schools elected as schools not requiring reasonable returns, 30 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified.

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

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development, which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. However, no further law or regulation has been promulgated to implement the outline. If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises. For the year ended May 31, 2015, schools that accounted for approximately 61.0% of our consolidated net revenues were subject to a 25% income tax rate. Historically, the effective income tax rates for all our schools were 10.26%, 10.00% and 8.55% in the fiscal years ended May 31, 2013, 2014 and 2015, respectively. Additionally, if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny. As a result, implementation of this reform policy may adversely affect our results of operations.

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

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as foreign-invested enterprises, whereas an entity established in China by an investor from a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor in a restricted industry as indicated in the “negative list,” provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the shares, voting rights or other similar rights of the subject entity; (ii) holding less than 50% of the shares, voting rights or other similar rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date. Unless the underlying business of the foreign-invested enterprise falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the foreign-invested enterprise.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3 Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens) or the foreign investment obtains market entry clearance from the Ministry of Commerce. Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or will grant real and full grandfathering and grace periods for such existing VIE structures.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold approximately 89% of our total voting power. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the online industries of lottery, insurance and other virtual products, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign-invested enterprises meeting certain criteria are required to report on a quarterly basis. Also, the Ministry of Commerce may supervise and examine the foreign investors and the FIEs regularly or irregularly on their compliance with the Foreign Investment Law. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Since Circular No. 7 is relatively new, interpretations and application of this circular involves uncertainties. We are in the process of making an application on behalf of the PRC individuals who participate in our company’s share incentive plan with SAFE in compliance with Circular No. 7; however, we cannot assure you that such application will be successful. If it is determined that we or the participants of our share incentive plan who are PRC individuals do not fully comply with Circular No. 7 or other applicable regulations, we and participants of our share incentive plan who are PRC individuals may be subject to fines and legal sanctions and government agencies may prevent us from further granting options under our share incentive plan to our employees who are PRC individuals. Such events could adversely affect our ability to retain talented employees.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China, the broadest measure of inflation, was 1.2% for May 2015. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government had generally allowed the Renminbi to appreciate slowly against the U.S. dollar until August 11, 2015 when the PRC government devalued the Renminbi, causing the Renminbi’s biggest one-day loss in two decades. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

In December 2008, two of our wholly owned subsidiaries in China, Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, and Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, and one subsidiary of New Oriental China, Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Xuncheng Network, were recertified as “high and new technology enterprise” in Beijing. All of them are entitled to a 15% tax rate as long as they continue to qualify as a high and new technology enterprise. Enterprises that qualify as a “software enterprise” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Pioneer, Shanghai Smart Words and Beijing Smart Wood qualified as software enterprises and were exempt from income taxes from January 2010 through December 31, 2011, from January 2011 through December 31, 2012 and from January 2012 through December 31, 2013, respectively, and a tax rate of 12.5% through December 31, 2014, through December 31, 2015 and through December 31, 2016, respectively. Beijing Right Time and Beijing Joy Tend were exempt from income taxes from January 1, 2013 through December 31, 2014 followed by a 12.5% tax rate through December 31, 2017. Beijing Top and Beijing Shenghe were exempt from income taxes from January 1, 2014 through December 31, 2015 followed by a 12.5% tax rate through December 31, 2018. Beijing Magnificence qualified as software enterprises and will be exempt from enterprise income tax for two years beginning in its first profitable year followed by a tax rate of 12.5% for the succeeding three years.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2015, 24 of our schools elected as schools not requiring reasonable returns, 30 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. On July 8, 2013, Shanghai promulgated the Interim Measures for the Registration of Operational Private Training Institutions, or Measure No. 5, which requires for-profit private training institutions to register with local administration of industry and commerce bureau. The Measure No. 5 came into effect on August 8, 2013 and will remain effective for two years. Our school in Shanghai has been subject to 25% standard enterprise income tax, and is thus not affected by Measure No. 5. However, if similar regulations or policies are promulgated in other cities where we operate, and our schools choose to be or are required to be registered as for-profit private training institutions, they may be required to pay 25% standard enterprise income tax, which may be higher than the tax rates they are currently subject to, and our results of operations may be materially and adversely affected. Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2015. Preferential tax treatments granted to us by governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially to those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer such that gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 was terminated by the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Bulletin 7, pursuant to which where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in PRC resident enterprise. To determine whether there are reasonable commercial purposes, all arrangements related to the indirect transfer of PRC taxable properties shall be considered comprehensively and factors set out in the Announcement shall be comprehensively analyzed in light of the actual situation.

According to Bulletin 7, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Bulletin 7 is newly issued, and there is uncertainty as to the application of this bulletin. As a result, we and our non-resident investors may have the risk of being taxed under Bulletin 7 and may be required to spend valuable resources to comply with Bulletin 7 or to establish that we or our non-resident investors should not be taxed under Bulletin 7, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

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

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the commissioners of the SEC. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our common shares from the NYSE or the deregistration of our common shares from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2015 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2015. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. U.S. Holders of our ADSs or common shares are urged to consult their tax advisors concerning the United States federal income tax consequences if we are or become classified as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

Since our inception in 1993, we have had approximately 21.6 million cumulative student enrollments. In the fiscal year ended May 31, 2015, we had approximately 2.9 million student enrollments, including approximately 1.9 million student enrollments in our K-12 after-school tutoring courses, approximately 0.6 million student enrollments in our test preparation courses and approximately 0.2 million student enrollments in our language training programs. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$959.9 million for the fiscal year ended May 31, 2013 to US$1,246.8 million for the fiscal year ended May 31, 2015, representing a compound annual growth rate, or CAGR, of 14.0%. Net revenues from our language training and test preparation courses accounted for 85.3%, 85.2% and 83.4%, respectively, of our total net revenues in the fiscal years ended May 31, 2013, 2014 and 2015. Net income attributable to New Oriental Education & Technology Group Inc. increased from US$136.3 million in the fiscal year ended May 31, 2013 to US$193.0 million in the fiscal year ended May 31, 2015, representing a CAGR of 18.4%.

Our Network

We deliver our educational programs, services and products to students through an extensive physical network of 60 schools, 664 learning centers and 28 bookstores operated by us, over 5,000 third-party bookstores and approximately 17,200 teachers in 50 cities as of May 31, 2015, as well as through our online network, which had approximately 10.8 million registered users as of May 31, 2015. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We plan to continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for our Yangzhou school, part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Zhengzhou and Changsha. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2015.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	4	68	1
Shanghai	1	50	1
Guangzhou	1	32	1
Wuhan	1	45	1
Yangzhou	2	—	—
Tianjin	1	30	1
Xi’an	1	22	1
Nanjing	2	14	1
Shenyang	1	30	1
Chongqing	1	12	1
Chengdu	1	20	1
Shenzhen	1	15	—
Xiangyang	1	6	—
Taiyuan	1	22	1
Haerbin	1	13	1
Changsha	1	20	1
Jinan	1	18	—
Zhengzhou	1	28	1
Hangzhou	1	21	1
Changchun	3	16	1
Shijiazhuang	1	9	1
Suzhou	1	13	1

City	Number of schools	Number of learning centers	Number of bookstores
Zhuzhou	1	2	—
Anshan	1	1	—
Hefei	1	13	1
Kunming	1	23	1
Wuxi	1	7	—
Foshan	1	4	—
Fuzhou	1	9	—
Yichang	1	—	—
Nanchang	1	20	1
Jingzhou	1	1	—
Dalian	1	7	1
Lanzhou	1	8	1
Huangshi	1	2	—
Ningbo	1	5	—
Xiamen	1	12	1
Qingdao	4	7	1
Nanning	1	5	—
Xuzhou	1	6	1
Xiangtan	1	—	—
Zhenjiang	1	2	—
Luoyang	1	4	—
Nantong	1	1	—
Jilin	1	4	—
Guiyang	1	5	—
Hohhot	1	2	1
Tangshan	1	4	—
Urumqi	1	5	1
Shiyan	1	1	—
Total	60	664	28

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a full-time secondary school in Beijing, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We update and expand our course offerings frequently in response to evolving market needs. We currently have a full-time staff of approximately 500 people involved in our centralized curriculum development process. Our program, service and product offerings are generally divided into seven areas: test preparation; K-12 after-school tutoring; language training; primary and secondary schools; educational content, software and other technology development and distribution; online education; and other services and products.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2015, we had approximately 650,000 student enrollments in our test preparation courses, of which approximately 315,000 were in overseas test preparation courses, 335,000 were in PRC test preparation courses.

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

In our fiscal year ended May 31, 2015, approximately 38.6% and 12.4% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 14.5% and 10.8% of the total student enrollments in our PRC test preparation courses took place in Beijing and Xi’an, respectively. Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized VIP class, our experienced teachers generally teach in classes ranging from 6 to 100 students. Our students enroll in a 50- to 160-hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB500 to RMB15,000 per course.

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

In our fiscal year ended May 31, 2015, we had approximately 1,131,000 student enrollments in our after-school tutoring courses for middle school and high school students, and approximately 22.1%, 12.0%, and 5.0% of the enrollments took place in Beijing, Xi’an and Nanchang, respectively. Course fees for our all subject after-school tutoring courses for middle school and high school students range from approximately RMB400 to approximately RMB5,000 per course.

After-School Tutoring Courses for Children. English is a major subject in elementary schools. We established our English for children program in 2002 for children in kindergarten through grade six and it has achieved rapid growth since that time. We designed our English for children program based upon the following principles: (1) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula and the skills and abilities of the individual child and adapting to his or her particular needs; (2) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (3) we help children develop a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2008, we launched our “Pop Kids All Subjects” training program, which offered after-school tutoring courses in English, math, Chinese, writing, music and arts for children in kindergarten and elementary schools.

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

To enhance our Pop Kids English program, we cooperate with the Sino-British Academic Exchange Center for Education Measurement (SBC), Cambridge ESOL’s sole representative in China, for the administration of the Cambridge Young Learners English exam (YLE) to our students in the Pop Kids English program. Cambridge ESOL is a not-for-profit department of the University of Cambridge focusing on examinations for the English language. We currently administer the YLE exam for our POP Kids English students in 29 cities.

In our fiscal year ended May 31, 2015, we had approximately 799,000 student enrollments in our Pop Kids All Subjects after-school tutoring courses and approximately 11.1%, 10.1% and 9.1% of the enrollments took place in Wuhan, Beijing and Guangzhou, respectively. Course fees for these courses range from approximately RMB300 to approximately RMB3,600 per course.

Language Training Courses for Adults

We provide various types of English language training courses as well as training courses for other foreign languages, including German, Japanese, French, Korean, Italian and Spanish.

English language training courses is a primary component of our language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency. Our English for adults program offers courses designed to teach and improve students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for 6 to 12 weeks with classroom instruction 1 to 4 times per week for 1.5 to 4 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of our English courses for adults typically range from 6 to approximately 100 students per class.

In our fiscal year ended May 31, 2015, we had approximately 125,000 student enrollments in our English courses for adults and approximately 32.7%, 16.6% and 9.8% of the total enrollments were for courses taught in Beijing, Shanghai and Guangzhou, respectively. Course fees for our English courses for adults range from approximately RMB300 to approximately RMB6,000 per course.

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. As of May 31, 2015, there were over 3,800 students at the Yangzhou school, approximately 55% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 390 teachers and 290 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2015, the school accepted 1,700 students out of over approximately 2,100 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2015, tuition at the Yangzhou school ranged from RMB19,600 to RMB85,000 per year.

In July 2006, we established an international high school program within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high school aims to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. Each of the students of the class of 2015 of the international high school program at our Yangzhou school was admitted into at least one of the top 100 universities in the United States. In our fiscal year ended May 31, 2015, tuition at our international school ranges from RMB90,000 to RMB122,500 per year.

Educational Content, Software and other Technology Development and Distribution

We develop and edit educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals. We distribute these materials through various distribution channels, consisting of our classrooms and bookstores as well as third-party distributors. In the fiscal year ended May 31, 2015, we developed and edited about 182 titles and distributed approximately 12.3 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with British Council, Cengage Learning, Coursera, Monash College Pty Ltd, NCUK, International Baccalaureate, Bell Education, ETS, HMH, Cambridge University Press, Cambridge English Language Assessment, The McGraw-Hill Companies, Pearson Education, Oxford University Press, Harper Collins, or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com and www.koo.cn. As of May 31, 2015, approximately 10.8 million users had registered accounts with us, with access to free informational content on our website. In the fiscal year ended May 31, 2015, we had approximately 288,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses.

We currently offer approximately 4,400 online courses, including language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded lectures. Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. As a supplement to our online courses, we also offer many online study services, including course planning, testing, composition correcting and one-on-one tutoring. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

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

Pre-school Education. In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing. We opened our second kindergarten in Nanjing in April 2009 and the third one in Yangzhou in August 2014. As of May 31, 2015, there were approximately 570 students at these three kindergartens. In December 2014, we acquired a kindergarten chain in the city of Qingdao with three schools, which had approximately 740 students as of May 31, 2015.

Brand Name Cooperation. In January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation schools operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these schools are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program. As of May 31, 2015, there were a total of 18 brand cooperation schools offering our “Pop Kids” English program. For the fiscal years ended May 31, 2013, 2014 and 2015, we recognized revenues in an aggregate amount of US$1,577,000, US$256,000 and US$680,000, respectively, from license and training fees received from these schools.

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

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of May 31, 2015, 24 of our schools elected as schools not requiring reasonable returns, 30 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified. Preferential tax treatments granted to our schools by governmental authorities are subject to review and may be adjusted or revoked at any time in the future.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2015, New Oriental China was the sponsor of 55 schools, Beijing New Oriental Stars was the sponsor of two kindergartens and Beijing Sincerity Technology Co., Ltd, or Beijing Sincerity, was the sponsor of three kindergartens.

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

On January 1, 2015, the State Council passed a package of draft amendments to educational laws, including Compulsory Education Law, Higher Education Law and the Law on the Promotion of Privately-run Schools, and decided to submit these draft amendments to the Standing Committee of the National People’s Congress for deliberation. Pursuant to the draft amendments, for-profit private schools are allowed and encouraged. If our schools are required to choose to be for-profit private education entities, we may have to adjust our business in accordance with the relevant amended regulations after their promulgation. However, as of the date hereof, this draft amendments have yet to be deliberated or adopted by the Standing Committee of the National People’s Congress.

Foreign-Investment Industrial Guidance Catalog (2015)

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local branch has been obtained. In approving such capital contributions, the Ministry of Commerce or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories, namely “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.” Industries not listed in the Foreign-Investment Industrial Guidance Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. On March 10, 2015, a new Foreign-Investment Industrial Guidance Catalog was issued to become effective on April 10, 2015 and to replace the previous one issued in 2011.

Under such Foreign Investment Catalog, foreign investment is encouraged in non-academic vocational training institutions. Preschool education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allow to operate senior high schools in cooperative ways in the PRC. Any foreign investment in higher education and senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas.

The Draft PRC Foreign Investment Law

In January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the standard of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors must be deemed as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future and to replace the Foreign-Investment Industrial Guidance Catalog, market entry clearance by the Ministry of Commerce or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC parties, while it is soliciting comments from the public on this point.

The draft Foreign Investment Law also imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Some of the information requested may be sensitive to foreign investors, such as the identity of the actual controller and the source of investment. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013 (the 2013 revised version was promulgated on August 30, 2013 and became effective on May 1, 2014), protects the proprietary rights to registered trademarks. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. On July 3, 2014, the State Administration for Industry and Commerce released Provisions on the Recognition and Protection of Well-Known Trademarks. According to these provisions, well-known trademarks shall be recognized on a case-by-case basis, and be subject to the principle of passive protection. Our trademarks “ ” and “New Oriental” were recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province.

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

On March 30, 2015, the SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19. Although SAFE Circular 142 was abolished when SAFE Circular 19 became effective on June 1, 2015, the foregoing rules have been retained in SAFE Circular 19. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment will be cancelled and registration of existing equity will be required. SAFE Circular 13 also grants banks the authority to directly examine and handle foreign exchange registration under both domestic and overseas direct investment.

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

Eight of our wholly owned subsidiaries in China, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend Technology Co., Ltd., or Beijing Joy Tend, Beijing Right Time Technology Co., Ltd., or Beijing Right Time, Beijing Top Technology Company Ltd., or Beijing Top, Beijing Magnificence Technology Co., Ltd., or Beijing Magnificence and Beijing Shenghe Technology Co., Ltd., or Beijing Shenghe, are qualified as software enterprises. Beijing Pioneer was exempt from income taxes from January 2010 through December 31, 2011 and had a tax rate of 12.5% through December 31, 2014. Shanghai Smart Words was exempt from income taxes from January 2011 through December 31, 2012 and has a tax rate of 12.5% through December 31, 2015. Beijing Smart Wood was exempt from income taxes from January 1, 2012 through December 31, 2013 followed by a 12.5% tax rate through December 31, 2016. Beijing Right Time and Beijing Joy Tend were exempt from income taxes from January 1, 2013 through December 31, 2014 followed by a 12.5% tax rate through December 31, 2017. Beijing Top and Beijing Shenghe were exempt from income taxes from January 1, 2014 through December 31, 2015 followed by a 12.5% tax rate through December 31, 2018. Beijing Magnificence qualified as software enterprises and will be exempt from enterprise income tax for two years beginning in its first profitable year followed by a tax rate of 12.5% for the succeeding three years.

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

Substantially all of our operations are conducted in China through contractual arrangements between our wholly owned subsidiaries in China, New Oriental China (our variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly owned subsidiaries that are parties to these contractual arrangements are Beijing Hewstone, Beijing Decision, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Each of Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence primarily engages in the educational software development business.

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

In 2013, Beijing Hewstone established a wholly-owned subsidiary in China, Beijing Sincerity, which holds our oversea study tour business and three kindergartens in Qingdao.

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

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly owned subsidiaries in China, and our variable interest entity(ies), their schools and subsidiaries and their shareholders. In the fiscal years ended May 31, 2013 2014 and 2015, our variable interest entity(ies) contributed in aggregate 99.0%, 98.4% and 97.9%, respectively, of our total net revenues. New Oriental China is our variable interest entity which is directly wholly owned by Century Friendship, a PRC domestic company controlled by Mr. Michael Minhong Yu, our founder, chairman and chief executive officer.

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

Service Agreements. Our wholly owned subsidiaries in China have entered into a series of service agreements with New Oriental China and its schools and subsidiaries to enable them to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. On September 19, 2014, one of our wholly owned subsidiaries, Beijing Pioneer, has entered into a master exclusive service agreement with New Oriental China to enable our wholly owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. After the conclusion of the master exclusive service agreement, the various existing service agreements between our wholly owned subsidiaries will remain effective; however, if they have any conflict with the terms and conditions of the master exclusive service agreement, the master exclusive service agreement will prevail.

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2013, 2014 and 2015, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$146.6 million, US$160.0 million and US$179.5 million, respectively.

Contractual Arrangements with Xuncheng Network, Its Subsidiary and Its Shareholder

Xuncheng Network is a wholly owned subsidiary of New Oriental China. As part of an internal restructuring, we entered into a series of contractual arrangements with Xuncheng Network, its subsidiary and its shareholder during the fiscal year ended May 31, 2015, including an equity pledge agreement, an exclusive option agreement, a power of attorney and a master exclusive service agreement. These agreements are substantially the same as our contractual agreements with New Oriental China and its shareholder. In connection with New Oriental China’s entry into the foregoing Xuncheng VIE agreements, Beijing Pioneer, Beijing Hewstone, Beijing Smart Wood, Beijing Decision and Shanghai Smart Words issued confirmation letters acknowledging that the foregoing agreements are effective as provided thereunder. Following a change in our restructuring strategy, the foregoing agreements were terminated in September 2015.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the corporate structure of New Oriental China and its schools and subsidiaries, Xuncheng Network and its subsidiary, and our wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations; and

•	the contractual arrangements among our wholly owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect. The contractual arrangements among our wholly owned subsidiary in China, Xuncheng Network, its subsidiary and its shareholder were valid, binding and enforceable under, and did not violate, PRC laws or regulations currently in effect prior to their termination.

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

Our headquarters are located in Beijing, China, where we own approximately 19,000 square meters of office and classroom space. In addition, we own approximately 168,000 square meters of schools in Yangzhou and an aggregate of approximately 62,000 square meters of space for our schools, learning centers and bookstores in various cities in China, including Xiamen, Zhengzhou, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha and Beijing.

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

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, we conduct substantially all of our education business in China through contractual arrangements between our wholly owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China. New Oriental China’s schools and subsidiaries hold the requisite licenses and permits necessary to conduct our educational services business in China and operate our schools and learning centers and have been directly conducting our education business and operating our schools and learning centers.

Net Revenues. In the fiscal years ended May 31, 2013, 2014 and 2015, we generated total net revenues of US$959.9 million, US$1,138.9 million and US$1,246.8 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 89.4%, 88.3% and 88.5% of our total net revenues in the fiscal years ended May 31, 2013, 2014 and 2015, respectively; and

•	books and others, which accounted for 10.6%, 11.7% and 11.5% of our total net revenues in the fiscal years ended May 31, 2013, 2014 and 2015, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education and online education. Revenues from language training courses and test preparation courses accounted for 85.3%, 85.2% and 83.4%, respectively, of our total net revenues in the fiscal years ended May 31, 2013, 2014 and 2015.

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

We also provide consulting services to students regarding overseas studies and related processes, such as visa applications. We charge each student a fee based on the scope of consulting services requested by the student and recognize revenues when our consulting services are delivered. We expect that revenues from these consulting services will continue to increase in the future.

Operating Costs and Expenses. Our operating costs and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended
(in thousands, except percentages)	2013		2014		2015
	US$	%	US$	%	US$	%
Net revenues	959,854	100.0	1,138,887	100.0	1,246,766	100.0
Operating costs and expenses:
Cost of revenues	(384,177)	(40.0)	(451,669)	(39.7)	(526,320)	(42.2)
Selling and marketing	(142,098)	(14.8)	(169,062)	(14.8)	(188,483)	(15.1)
General and administrative	(311,014)	(32.4)	(324,210)	(28.5)	(378,434)	(30.4)

Total operating costs and expenses	(837,289)	(87.2)	(944,941)	(83.0)	(1,093,237)	(87.7)

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

Share-based Compensation Expenses. In January 2006, we adopted the 2006 Share Incentive Plan, under which we are authorized to, starting from 2006, issue up to 8,000,000 common shares pursuant to awards (including options) granted under the plan to our employees, directors and consultants. The number of common shares available for grant under the 2006 Share Incentive Plan may be increased by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the plan administrator. Since the adoption of our 2006 Share Incentive Plan, we have granted options to purchase 15,826,000 common shares, of which 2,253,608 options to purchase common shares had been forfeited as of May 31, 2015. In addition, since the adoption of our 2006 Share Incentive Plan, we have granted a total of 8,062,341 non-vested equity shares, including 624,020 shares granted in the fiscal year ended May 31, 2015, of which 1,355,967 shares had been forfeited as of May 31, 2015. We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date.

The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended
(in thousands, except percentages)	2013		2014		2015
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
General and administrative	27,242	100.0	20,079	100.0	15,689	100.0

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

Gain on disposal of subsidiaries. In March 2014, we sold a 100% equity interest in Beijing Boost Caring Education & Consulting Co., Ltd. to Beijing MaxEn International Education Consulting Co., Ltd., or MaxEn, a joint venture 65% owned by our company, resulting in a gain of US$3.3 million. In May 2014, we sold a 100% equity interest in Beijing New Oriental North Star Training School to MaxEn, resulting in a gain of US$366,760.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Other than our primary and secondary schools, our operating entities in China are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges, and a value-added tax at varying rates ranging from 3% to 17% on gross revenues from sales of books, educational software and other products. According to the then-in-effect Circular No. 111 and Circular No. 71 issued by the Ministry of Finance and the State Administration of Taxation on November 11, 2011 and July 31, 2012, respectively, the new enrollment system development services and other operating services provided by Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Smart Wood and Beijing Pioneer which were previously subject to business tax before the implementation of Circular No. 111 and Circular No. 71, have since become subject to value-added tax following the implantation of these two circulars. Pursuant to the same, the operating services provided by Beijing Joy Tend and Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence are also subject to value-added tax. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation promulgated Circular No. 37, which replaces Circular No. 111 and Circular No. 71 and expands such practice of replacing business tax with value-added tax to nationwide starting August 1, 2013. Following the change from business tax to value-added tax, the applicable tax rate for such services increased by 1%, from 5% up to 6%, while the tax payable amount of value-added tax relating to such services was the output tax amount in a tax period minus input tax amount in the same period. Circular No. 37 and the relevant implementation measures and rules are relatively new and the interpretation and enforcement this circular involve uncertainties; however, to date, the practices instituted under the new circular have had no material adverse effect on the tax positions of our operating entities in China.

With regard to income tax, according to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2015, 24 of our schools elected as schools not requiring reasonable returns, 30 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. Among our schools in the four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2015, three schools are subject to the standard 25% enterprise income tax rate and one school is not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2015.

Enterprises that qualify as “high and new technology enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. In December 2008, Beijing Hewstone and Beijing Decision and Xuncheng Network were recertified as “high and new technology enterprise” in Beijing. All of them are entitled to a 15% tax rate as long as they continue to qualify as a high and new technology enterprise. The deferred tax balance of Beijing Decision, Beijing Hewstone and Xuncheng Network is calculated at a rate of 15%, as we expect them to continue to be qualified as “high and new technology enterprises.” Enterprises that qualify as “software enterprises” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Eight of our wholly owned subsidiaries in China, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence, are qualified as software enterprises. Beijing Pioneer was exempt from income taxes from January 2010 through December 31, 2011 and had a tax rate of 12.5% through December 31, 2014. Shanghai Smart Words was exempt from income taxes from January 2011 through December 31, 2012 and has a tax rate of 12.5% through December 31, 2015. Beijing Smart Wood is exempt from income taxes from January 1, 2012 through December 31, 2013 followed by a 12.5% tax rate through December 31, 2016. Beijing Right Time and Beijing Joy Tend are exempt from income taxes from January 1, 2013 through December 31, 2014 followed by a 12.5% tax rate through December 31, 2017. Beijing Top and Beijing Shenghe were exempt from income taxes from January 1, 2014 through December 31, 2015 followed by a 12.5% tax rate through December 31, 2018. Beijing Magnificence qualified as a software enterprise and will be exempt from enterprise income tax for two years beginning in its first profitable year followed by a tax rate of 12.5% for the succeeding three years.

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

Recent Acquisition

In September 2012, we acquired a 100% equity interest in China Management Software Institute for US$18.0 million. In December 2014, we acquired a 100% equity interest in a kindergarten chain in the city of Qingdao with three schools and approximately 700 students for US$12.9 million.

Discontinued Operations

In July 2012, our company transferred the ownership of Elite English, which provides high-end, personalized and advanced English language training, to Mr. Yunkai Weng, the head of Elite English, for US$5,500,000 through three installments during the period from May 2014 to May 2016. As a result, the financial results associated with Elite English have been presented as discontinued operations in fiscal years ended May 31, 2013, 2014 and 2015.

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

	For the Year Ended May 31,
(in thousands of US$)	2013	2014	2015
Net revenues:
Educational programs and services	857,685	1,006,198	1,102,974
Books and others	102,169	132,689	143,792
Total net revenues	959,854	1,138,887	1,246,766
Operating costs and expenses(1):
Cost of revenues	(384,177)	(451,669)	(526,320)
Selling and marketing	(142,098)	(169,062)	(188,483)
General and administrative	(311,014)	(324,210)	(378,434)
Total operating costs and expenses	(837,289)	(944,941)	(1,093,237)
Gain on disposal of subsidiaries	—	3,621	—
Operating income	122,565	197,567	153,529
Other income, net	30,893	45,632	66,947
Provision for income taxes	(15,355)	(26,042)	(26,221)
Loss from equity method investment	(1,427)	(1,453)	(1,537)
Income from continuing operations	136,676	215,704	192,718
Loss from discontinued operations, net of tax	(407)	—	—
Net income	136,269	215,704	192,718
Add: Net loss attributable to the noncontrolling interests	—	—	295
Net income attributable to New Oriental Education & Technology Group Inc.	136,269	215,704	193,013

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2013	2014	2015
General and administrative	27,242	20,079	15,689

Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014

Net Revenues. Our total net revenues from our continued operations increased by 9.5% from US$1,138.9 million for the fiscal year ended May 31, 2014 to US$1,246.8 million for the fiscal year ended May 31, 2015. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•	Educational Programs and Services. Net revenues from our educational programs and services from our continued operations increased by 9.6% from US$1,006.2 million for the fiscal year ended May 31, 2014 to US$1,103.0 million for the fiscal year ended May 31, 2015. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$969.9 million in the fiscal year ended May 31, 2014 to US$1,040.4 million in the fiscal year ended May 31, 2015. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from over 2.6 million in the fiscal year ended May 31, 2014 to approximately 2.9 million in the fiscal year ended May 31, 2015, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students, language training courses for children and PRC test preparation courses. Our total numbers of schools and learning centers were 60 and 664, respectively, as of May 31, 2015, compared to 56 and 647, respectively, as of May 31, 2014.

•	Books and Others. Net revenues from sales of books and other educational materials and services from our continued operations increased by 8.4% from US$132.7 million in the fiscal year ended May 31, 2014 to US$143.8 million in the fiscal year ended May 31, 2015, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2015, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses from our continued operations increased by 15.7% from US$944.9 million in the fiscal year ended May 31, 2014 to US$1,093.2 million in the fiscal year ended May 31, 2015. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•	Cost of Revenues. Our cost of revenues from our continued operations increased by 16.5% from US$451.7 million in the fiscal year ended May 31, 2014 to US$526.3 million in the fiscal year ended May 31, 2015. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers during the fiscal year ended May 31, 2015.

•	Selling and Marketing Expenses. Our selling and marketing expenses from our continued operations increased by 11.5% from US$169.1 million in the fiscal year ended May 31, 2014 to US$188.5 million in the fiscal year ended May 31, 2015. This increase was primarily due to the addition of over 180 new sales and marketing personnel during the fiscal year ended May 31, 2015.

•	General and Administrative Expenses. Our general and administrative expenses from our continued operations increased by 16.7% from US$324.2 million in the fiscal year ended May 31, 2014 to US$378.4 million in the fiscal year ended May 31, 2015. This increase was primarily due to an increase of US$31.1 million in human resources expenses and an increase of US$7.4 million in general operational expenses during the fiscal year ended May 31, 2015. General and administrative expenses for the fiscal year ended May 31, 2015 included US$15.7 million in share-based compensation expenses, a decrease from US$20.1 million in the fiscal year ended May 31, 2014, which was primarily due to fewer grants and expiration of non-vested shares in the fiscal year ended May 31, 2015.

Other Income, Net. Our other income from our continued operations, net which primarily includes interest income, increased by 46.7% from US$45.6 million in the fiscal year ended May 31, 2014 to US$66.9 million in the fiscal year ended May 31, 2015.

Provision for Income Tax. Our income tax expense from our continued operations increased slight by 0.7% from US$26.0 million in the fiscal year ended May 31, 2014 to US$26.2 million in the fiscal year ended May 31, 2015. The increase was primarily due to higher income tax rate as well as a dividend withholding tax we incurred in the fiscal year ended May 31, 2015.

Net Income. As a result of the foregoing, our net income for the fiscal year ended May 31, 2015 was US$192.7 million, compared to US$215.7 million for the fiscal year ended May 31, 2014.

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

Net revenues from our language training and test preparation courses from our continued operations accounted for 85.3%, 85.2% and 83.4%, respectively, of our total net revenues in the fiscal years ended May 31, 2013, 2014 and 2015. Net revenues from our primary and secondary school education from our continued operations accounted for 2.2%, 2.1% and 2.1%, respectively, of our total net revenues from our continued operations in the fiscal years ended May 31, 2013, 2014 and 2015. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary schools ratably over the corresponding academic year.

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

(in thousands of US$)	2013	2014	2015
Net revenues of reportable segments:
Language training and test preparation courses	818,550	969,947	1,040,380
Primary and secondary education	20,712	24,063	26,735

Total net revenues of reportable segments	839,262	994,010	1,067,115

Total net revenues of our company	959,854	1,138,887	1,246,766
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(328,663)	(388,998)	(442,994)
Primary and secondary education	(8,396)	(8,488)	(9,083)
Selling and marketing:
Language training and test preparation courses	(96,064)	(112,092)	(122,697)
Primary and secondary education	(1,712)	(956)	(1,039)
General and administrative:
Language training and test preparation courses	(198,718)	(204,679)	(245,315)
Primary and secondary education	(6,648)	(8,748)	(10,068)

Total operating costs and expenses of reportable segments	(640,201)	(723,961)	(831,196)

Total operating costs and expenses of our company	(837,289)	(944,941)	(1,093,237)

Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014

Net Revenues of Reportable Segments

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses from our continued operations increased by 7.3% from US$969.9 million for the fiscal year ended May 31, 2014 to US$ 1,040.4 million for the fiscal year ended May 31, 2015, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014—Net Revenues—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education from our continued operations increased by 11.1% from US$24.1 million for the fiscal year ended May 31, 2014 to US$26.7 million for the fiscal year ended May 31, 2015, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses from our continued operations increased by 13.9% from US$389.0 million for the fiscal year ended May 31, 2014 to US$ 443.0 million for the fiscal year ended May 31, 2015, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014—Operating Costs and Expenses—Cost of Revenues.”

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education from our continued operations increased from US$8.5 million for the fiscal year ended May 31, 2014 to US$9.1 million for the fiscal year ended May 31, 2015, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses from our continued operations increased by 9.5% from US$112.1 million for the fiscal year ended May 31, 2014 to US$122.7 million for the fiscal year ended May 31, 2015, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education from our continued operations increased from US$956,000 for the fiscal year ended May 31, 2014 to US$1.0 million for the fiscal year ended May 31, 2015.

General and Administrative Expenses

•	Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses from our continued operations increased by 19.9% from US$204.7 million for the fiscal year ended May 31, 2014 to US$245.3 million for the fiscal year ended May 31, 2015, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014—Operating Costs and Expenses—General and Administrative Expenses.”

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education from our continued operations increased by 15.1% from US$8.7 million for the fiscal year ended May 31, 2014 to US$10.1 million for the fiscal year ended May 31, 2015, primarily due to an increase in salaries and welfare benefits for administrative staff.

Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013

Net Revenues of Reportable Segments

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses from our continued operations increased by 18.5% from US$818.6 million for the fiscal year ended May 31, 2013 to US$969.9 million for the fiscal year ended May 31, 2014, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013—Net Revenues—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education from our continued operations increased by 16.2% from US$20.7 million for the fiscal year ended May 31, 2013 to US$24.1 million for the fiscal year ended May 31, 2014, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses from our continued operations increased by 18.4% from US$328.7 million for the fiscal year ended May 31, 2013 to US$389.0 million for the fiscal year ended May 31, 2014, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013—Operating Costs and Expenses—Cost of Revenues.”

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education from our continued operations increased from US$8.4 million for the fiscal year ended May 31, 2013 to US$8.5 million for the fiscal year ended May 31, 2014, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses from our continued operations increased by 16.7% from US$96.1 million for the fiscal year ended May 31, 2013 to US$112.1 million for the fiscal year ended May 31, 2014, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education from our continued operations decreased by 44.2% from US$1.7 million for the fiscal year ended May 31, 2013 to US$1.0 million for the fiscal year ended May 31, 2014, primarily due to a decrease in advertisement expenses.

General and Administrative Expenses

•	Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses from our continued operations increased by 3.0% from US$198.7 million for the fiscal year ended May 31, 2013 to US$204.7 million for the fiscal year ended May 31, 2014, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013—Operating Costs and Expenses—General and Administrative Expenses.”

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education from our continued operations increased by 31.6% from US$6.6 million for the fiscal year ended May 31, 2013 to US$8.7 million for the fiscal year ended May 31, 2014, primarily due to an increase in salaries and welfare benefits for administrative staff.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2013, 2014 and 2015 were increases of 2.1%, 2.5% and 1.2%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.

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

Educational programs and services

Educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in the fiscal years ended May 31, 2013, 2014 and 2015. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China and Xuncheng, our variable interest entities, and their schools and subsidiaries. We have, through our wholly owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries, Xuncheng and its subsidiary, and their shareholders such that New Oriental China and its schools and subsidiaries, Xuncheng and its subsidiary (collectively the “VIEs) are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China and Xuncheng. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China and Xuncheng is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs in consideration for the services provided by our wholly owned subsidiaries in China. Accordingly, as the primary beneficiary of the VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

As advised by Tian Yuan Law Firm, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership”, “—Risks Related to Our Corporate Structure—Our ability to enforce the equity pledge agreements between us and New Oriental China’s shareholder may be subject to limitations based on PRC laws and regulations” and “—Risks Related to Our Corporate Structure—The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Xuncheng Network and Its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2013, 2014 and 2015, the VIEs contributed in aggregate 99.0%, 98.4% and 97.9%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the VIEs primarily consist of our kindergarten programs and the leasing of our commercial property. As of the fiscal years ended May 31, 2014 and 2015, the VIEs accounted for an aggregate of 65.3% and 64.8%, respectively, of our total assets, and 95.3% and 92.7%, respectively, of our total liabilities. The assets not associated with the VIEs primarily consist of cash, investments and commercial property.

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

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. As of May 31, 2015, there was no contingent consideration outstanding.

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

Equity Method Investments

Investee companies over which we have the ability to exercise significant influence, but do not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%, or we have an ownership interest more than 50% but without control, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We did not record impairment losses on our equity method investment during the years ended May 31, 2013, 2014 and 2015.

Cost Method Investments

For equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which we neither have significant influence nor control through investment in common stock or in-substance common stock, the cost method is used. Investments in limited partnerships over whose operating and financing policies we have virtually no influence and with investment less than five percent are accounted for using the cost method.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. We estimated the fair value of these investee companies based on discounted cash flow approach. Factors we consider in making such a determination include the length of time that the fair value of the investment is below our carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company-specific information such as recent financing rounds. As a result of the assessment process for our cost method investments, we recognized impairment charge of nil, nil and $2 in 2013, 2014, and 2015 respectively.

Available-for-sale Investments

Investment classified as available-for-sale are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income (loss) if the decline in fair value is considered temporary or in the consolidated statements of operations if the change in fair value is considered other-than-temporary.

We continually review our available-for-sale investments to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value, the financial condition, operating performance and the prospects of the equity investee. Upon assessment for our available-for-sale investments, we recognized no impairment charge for the years ended May 31, 2013, 2014 and 2015, respectively.

Long-term held-to-maturity investment

The long-term held-to-maturity investment represents a trust guaranteed by a bank with the maturity of more than one year, which is stated at its amortized cost.

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

We review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We recognized no impairment loss on property and equipment for the years ended May 31, 2013, 2014 and 2015.

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

In September 2011, the Financial Accounting Standards Board, or the FASB, issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted this pronouncement since June 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

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

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. We recognized no impairment loss on indefinite-lived intangible assets for the years ended May 31, 2013, 2014 and 2015.

Recently Issued Accounting Pronouncements

Newly adopted accounting pronouncements

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

Recently issued accounting pronouncements not yet adopted

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Update (“ASU”) will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application.

If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change. An explanation of the reasons for significant changes.

We are in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

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

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In February 2015, the FASB issued a new pronouncement which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). The ASU focuses on the consolidation evaluation for reporting organizations (public and private companies and not-for-profit organizations) that are required to evaluate whether they should consolidate certain legal entities. In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification (“Codification”) and improves current GAAP by:

•	Placing more emphasis on risk of loss when determining a controlling financial interest. A reporting organization may no longer have to consolidate a legal entity in certain circumstances based solely on its fee arrangement, when certain criteria are met.

•	Reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE).

•	Changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In May 2015, the FASB issued a pronouncement which provides amendments on the disclosure for fair value measured investments in certain entities that calculate net asset value per share (or its equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments apply to reporting entities that elect to measure the fair value of an investment within the scope of paragraphs 820-10-15-4 through 15-5 using the net asset value per share (or its equivalent) practical expedient in paragraph 820-10-35-59.

The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2015, we had US$531.3 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 87 new learning centers and closed 66 existing centers in fiscal year 2015. We plan to accelerate the pace of opening additional schools and learning centers in the future with a focus on opening new learning centers in fast growing, high profit margin cities. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2013	2014	2015
Net cash provided by operating activities	283,628	361,345	374,145
Net cash used in investing activities	(237,888)	(344,377)	(173,417)
Net cash used in financing activities	(70,849)	(54,114)	(44,297)
Effect of foreign exchange rate changes	14,014	(8,427)	3,274
Net change in cash and cash equivalents	(11,095)	(45,573)	159,705

Cash and cash equivalents at beginning of period	428,261	417,166	371,593

Cash and cash equivalents at end of the period	417,166	371,593	531,298

Operating Activities

Net cash provided by operating activities amounted to US$374.1 million in the fiscal year ended May 31, 2015. Our net cash provided by operating activities in the fiscal year ended May 31, 2015 reflected net income of US$192.7 million, as adjusted by the reconciliation of certain non-cash items, including US$46.7 million in depreciation and US$15.7 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$117.1 million due to the increased amount of course fees received during the period, an increase in the accrued expenses and other current liabilities account of US$11.1 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

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

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou and Yangzhou schools and equipment used in our operations, our investment in term deposits and short term investments as well as acquisition in ordinary course of business. Net cash used in investing activities amounted to US$173.4 million in the fiscal year ended May 31, 2015, compared to US$344.4 million in the fiscal year ended May 31, 2014 and US$237.9 million in the fiscal year ended May 31, 2013.

Net cash used in investing activities in the fiscal year ended May 31, 2015 was primarily attributable to purchase of long term held-to-maturity investments in the amount of US$145.4 million, long term available for sale investments in the amount of US$26.1 million and the purchase of property and equipment in the amount of US$55.3 million in connection with the expansion of our school network.

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

Financing Activities

Net cash used in financing activities amounted to US$44.3 million in the fiscal year ended May 31, 2015, compared to net cash used in financing activities of US$54.1 million in the fiscal year ended May 31, 2014 and net cash used in financing activities of US$70.8 million in the fiscal year ended May 31, 2013.

Net cash used in financing activities in the fiscal year ended May 31, 2015 was primarily attributable to cash paid for share repurchase in the amount of US$59.4 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” for a summary of these contractual arrangements. Xuncheng Network is a wholly owned subsidiary of New Oriental China. In the fiscal year ended May 31, 2015, we entered into a series of contractual arrangements with Xuncheng Network, its subsidiaries and its shareholder as part of an internal restructuring. Following a change in our restructuring strategy, these contractual arrangements were terminated in September 2015. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Xuncheng Network, Its Subsidiary and Its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2013, 2014 and 2015, our variable interest entity(ies) contributed in aggregate 99.0%, 98.4% and 97.9%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our variable interest entity(ies) primarily consist of our kindergarten programs and the leasing of our commercial property. As of May 31, 2014 and 2015, our variable interest entity(ies) accounted for an aggregate of 65.3% and 64.8%, respectively, of our total assets, and 95.3% and 92.7%, respectively, of our total liabilities. The assets not associated with our variable interest entity(ies) primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2014 and 2015, $26.4 million and $90.7 million, respectively, of these assets were denominated in U.S. dollars, and $382.8 million and $283.3 million, respectively, of these assets were denominated in RMB.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our variable interest entity(ies), and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2013, 2014 and 2015, the total amount of service fees payable to our PRC subsidiaries from our variable interest entity(ies) under the service agreements was US$71.7 million, US$123.7 million and US$29.4 million, respectively. Conducting our operations through contractual arrangements with our variable interest entity(ies) entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our variable interest entity(ies), which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

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

Pursuant to contractual arrangements that our wholly owned subsidiaries in China have with New Oriental China, the earnings and cash of New Oriental China and its schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2015, the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate US$270.7 million, and the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were unrestricted and thus available for distribution was in aggregate US$949.6 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Capital Expenditures

The expansion of our network of schools, learning centers, O2O ecosystem and bookstores has required significant investment. Our capital expenditures were US$61.5 million, US$31.7 million and US$55.3 million in the fiscal years ended May 31, 2013, 2014 and 2015, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2015 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. “ ” and “New Oriental” are registered trademarks in China and have been recognized as “well-known trademarks” (“ ”) in a civil action adjudicated in China. We have also registered additional trademarks and logos, including “Pop Kids,” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.df.cn, www.neworiental.org, english.neworiental.org, and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, pop.xdf.cn, baby.xdf.cn, youneng.xdf.cn, liuxue.xdf.cn, youxue.xdf.cn, www.neworiental-k12.org and www.66xue.com.

In order to develop, improve, market and deliver new programs and services, we are required to obtain licenses from others from time to time. For example, we currently have arrangements with international education content providers and publishers such as British Council, Cengage Learning, Coursera, Monash College Pty Ltd, NCUK, International Baccalaureate, Bell Education, ETS, HMH, Cambridge University Press, Cambridge English Language Assessment, The McGraw-Hill Companies, Pearson Education, Oxford University Press, Harper Collins, or their respective authorized local publishers, to develop and distribute localized versions of specified books in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2015 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2015:

	Payment due by May 31,
(in thousands of US$)	Total	2016	2017	2018	2019	2020	Thereafter
Operating Lease Obligations(1)	532,858	135,927	146,013	88,021	63,982	45,570	53,345
Purchase and Leasehold Improvements Obligations(2)	3,672	3,672	—	—	—	—	—
Long-Term Investment Obligations(3)	2,955	2,955	—	—	—	—	—

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities.
(3)	Represents investment obligations in connection with an equity interest investment in a third party.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	52	Chairman and Chief Executive Officer
Louis T. Hsieh	50	Director, President
Chenggang Zhou	53	Director, Executive President, Domestic Business
Zhihui Yang	41	Chief Financial Officer
Robin Yanhong Li	46	Independent Director
Denny Lee	47	Independent Director
John Zhuang Yang	60	Independent Director

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

Mr. Louis T. Hsieh has served as our director since March 2007 and president since May 2009. From December 2005 to April 2015, Mr. Hsieh served as our chief financial officer. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh also serves as an independent director of JD.com, Inc., a company listed on the Nasdaq Global Select Market and an independent director of United Information Technologies, a leading Chinese storage solutions company. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Mr. Zhihui Yang has served as our chief financial officer since April 2015. Prior to that, Mr. Yang held multiple positions after he joined our company in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Prior to joining us, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to March 2006. From August 1997 and May 2002, Mr. Yang worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2015, we paid an aggregate of approximately US$1.6 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$100,000. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

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

The following table summarizes, as of September 18, 2015, the outstanding share options and non-vested equity shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Outstanding Options	Exercise Price (US$/Share)(1)	Date of Grant	Date of Expiration
Louis T. Hsieh	*	2.02	2/28/06	2/28/16
	*	2.38	7/21/06	7/21/16
	*	8.75	3/5/07	3/5/17
	*	†	1/24/08	8/1/12
	*	12.19	1/17/12	1/17/17
	*	†	2/6/2015	31/12/2015
Chenggang Zhou	*	2.02	2/28/06	2/28/16
	*	8.75	3/5/07	3/5/17
	*	†	1/24/08	8/1/12
	*	12.19	1/17/12	1/17/17
	*	†	7/23/12	5/31/15
	*	†	2/6/2015	31/12/2017
Zhihui Yang	*	2.38	7/21/06	7/21/16
	*	8.75	3/5/07	3/5/17
	*	†	6/10/11	5/31/13
	*	†	7/23/12	5/31/15
	*	†	2/6/2015	31/12/2017
Robin Yanhong Li	*	2.38	7/21/06	7/21/16
	*	†	6/10/11	5/31/13
	*	†	7/23/12	5/31/15
	*	†	9/7/2015	31/5/2016
Denny Lee	*	2.38	7/21/06	7/21/06
	*	†	6/10/11	5/31/13
	*	†	7/23/12	5/31/15
	*	†	9/7/2015	31/5/2016

Name	Common Shares Underlying Outstanding Options	Exercise Price (US$/Share)(1)	Date of Grant	Date of Expiration
John Zhuang Yang	*	†	1/24/08	8/1/12
	*	†	6/10/11	5/31/13
	*	†	7/23/12	5/31/15
	*	†	9/7/2015	31/5/2016
Other individuals as a group	36,856	2.02	2/28/06	2/28/16
	4,000	2.38	7/21/06	7/21/16
	68,785	8.75	3/5/07	3/5/17
	466,330	—	9/7/15	5/31/16

*	Less than 1% of our total outstanding voting securities
†	Non-vested equity share awards.
(1)	In July 2012, our board of directors approved a reduction in the number of share options and a reduction in the exercise price of the share options granted to the employees identified above on January 17, 2012. The exercise price was reduced to US$12.19 from US$22.00 and the aggregate number of common shares underlying the share options was reduced to 2,295,000 common shares from 3,060,000 common shares.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

•	restricted shares, which are common shares issued to the grantee that are subject to transfer restrictions, right of first refusal, repurchase, forfeiture, and other terms and conditions as established by our plan administrator; and restricted share units, which may be earned upon the passage of time or the attainment of performance criteria and which may be settled for cash, common shares or other securities, or a combination of cash, common shares or other securities as established by our plan administrator;

•	share appreciation rights, which entitle the grantee the right to common shares or cash compensation measured by the appreciation in the value of common shares; and

•	dividend equivalent rights, which entitle the grantee to compensation measured by dividends paid with respect to common shares.

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

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are also our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2015, our board held meetings or passed resolutions by unanimous written consent 21 times.

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

Audit Committee. Our audit committee consists of Mr. Denny Lee, Mr. Robin Yanhong Li and Dr. John Zhuang Yang. Mr. Lee is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Denny Lee’s simultaneous service on the audit committee of two other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In the fiscal year ended May 31, 2015, the audit committee held meetings or passed resolutions by unanimous written consent once, and also approved certain other matters together with the rest of the board members six times, including the audit committee’s approval of four quarterly earnings releases.

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

In the fiscal year ended May 31, 2015, the compensation committee approved certain matters together with the rest of the board members five times.

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

In the fiscal year ended May 31, 2015, the nominating and corporate governance committee approved certain matters together with the rest of the board members twice.

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

We had 21,248, 22,826 and 25,826 full time employees and 9,422, 8,739 and 7,667 contract teachers and staff as of May 31, 2013, 2014 and 2015, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 18, 2015.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	23,681,139	15.1
Louis T. Hsieh	*	*
Chenggang Zhou	*	*
Zhihui Yang	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	24,365,887	15.5
Principal Shareholders:
Tigerstep Developments Limited(5)	23,681,139	15.1
Oppenheimer Funds(6)	21,116,991	13.5
FIL Limited(7)	13,415,701	8.6
Baillie Gifford & Co(8)	10,390,598	6.6

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 156,501,163, being the number of common shares outstanding as of September 18, 2015 and (ii) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after September 18, 2015 and the number of non-vested equity shares held by such person or group that will vest within 60 days after September 18, 2015.
(3)	Includes 23,681,139 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Mr. Yu. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.
(4)	Includes (i) common shares, (ii) common shares issuable upon exercise of all of the options that are exercisable within 60 days after September 18, 2015 and (iii) non-vested equity shares that will vest within 60 days after September 18, 2015 held by all of our directors and senior executive officers as a group.
(5)	Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.
(6)	The number of common shares beneficially owned is as of December 31, 2014, as reported in a Schedule 13G filed jointly by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund (collectively “Oppenheimer Funds”) on February 6, 2015. As set forth in the Schedule 13G, OppenheimerFunds, Inc. has shared power to vote and dispose 21,116,991 common shares, which include 18,097,211 common shares held by Oppenheimer Developing Markets Fund. The business address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281. The business address of Oppenheimer Developing Markets Fund is 6803 S. Tucson Way Centennial, CO 80112.
(7)	The number of common shares beneficially owned is as of December 31, 2014, as reported in a Schedule 13G filed by FIL Limited on February 13, 2015. As set forth in the Schedule 13G, FIL Limited has sole power to vote 8,589,645 common shares and sole power to dispose 13,415,701 common shares. As set forth in the Schedule 13G, FIL Limited does not have shared power to vote the remaining 4,826,056 which FIL Limited has reported in its Schedule 13G that it beneficially owns. The business address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.
(8)	The number of common shares beneficially owned is as of June 30, 2015, as reported in a Schedule 13G filed by Baillie Gifford & Co on July 7, 2015. As set forth in the Schedule 13G, Baillie Gifford & Co has sole power to dispose 10,390,598 common shares and sole power to vote 3,960,298 common shares. As set forth in the Schedule 13G, Baillie Gifford & Co does not have shared power to vote the remaining 6,430,300 which Baillie Gifford & Co has reported in its Schedule 13G that it beneficially owns. Securities reported on the Schedule 13G as being beneficially owned by Baillie Gifford & Co are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The business address of Baillie Gifford & Co reported on the Schedule 13G/A is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of September 18, 2015, we had 156,501,163 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 89% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our common shares in the United States.

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

Contractual Arrangements with Xuncheng Network and Its Shareholder

See “Item 4—Information on the Company—C. Organizational Structure—Contractual Arrangements with Xuncheng Network, Its Subsidiary and Its Shareholder” for a summary of the contractual arrangements we have entered into with Xuncheng Network, its subsidiary and its shareholder, which were terminated in September 2015.

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

Lease Arrangements with an Affiliate

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding (Tianjin) Co., Ltd., or Metropolis Holding. In February 2012, Fine Talent Holdings Limited, a British Virgin Islands company owned by Mr. Michael Minhong Yu, our chairman and chief executive officer, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2015, nineteen of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2015, we accrued a total of US$5.3 million rent to Metropolis Holding. As of May 31, 2015, amounts due from Metropolis Holding were US$2.6 million, which represented prepaid rent and rental deposit.

In March 2014, we sold a 100% equity interest in Beijing Boost Caring Education & Consulting Co., Ltd. to MaxEn, a joint venture 65% owned by our company, resulting in a gain of US$3.3 million. In May 2014, we sold a 100% equity interest in Beijing New Oriental North Star Training School to MaxEn, resulting in a gain of US$366,760.

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

In April 2014, parties in both the Consolidated Class Action and the Tardio Action reached a settlement of both actions. The parties submitted an executed settlement agreement and accompanying papers to the Court on May 23, 2014. On November 14, 2014, the Court entered judgments granting final approval of both settlement agreements and dismissing the Actions with prejudice. We did not admit to any wrongdoing and continue to deny the allegations made in both actions.

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

We subsequently agreed with the Enforcement Staff that we would initially produce documents responsive to a narrowed request, and that further production would be deferred pending the completion of our response to comment letters issued by the SEC’s Division of Corporation Finance (“CORPFIN”) regarding our annual report on Form 20-F for the fiscal year ended May 31, 2011, and pending the conclusion of an investigation by a Special Committee composed of independent directors regarding the Muddy Waters allegations. Upon conclusion of the comment process and the Special Committee investigation the Enforcement Staff directed us to continue to defer further production of the documents and information that had been requested.

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

On December 10, 2012, the Staff sent us a letter requesting documents related to statements by us regarding the SEC’s proceedings against the Chinese affiliates of the big-four accounting firms. We produced documents responsive to this request on December 20, 2012. On March 11, 2013 the Staff sent a letter requesting documents and information regarding the Chinese regulatory regime relating to our business and IPO, among other things. We responded on April 5, 2013. On September 29, 2014, we received a written notice from the Staff that the SEC’s investigation had been completed and that the Staff did not intend to recommend any enforcement action by the SEC.

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

Dividend Policy

On April 17, 2012, our board of directors declared a special cash dividend in the amount of US$0.30 per ADS. The cash dividend was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012. The aggregate amount of cash dividends paid was US$47.0 million, which was funded by surplus cash on our balance sheet. On July 23, 2013, our board of directors declared a special cash dividend in the amount of US$0.35 per ADS. The cash dividend was paid on October 7, 2013 to shareholders of record at the close of business on September 6, 2013. The aggregate amount of cash dividends paid was US$54.5 million, which was funded by surplus cash on our balance sheet. On July 19, 2015, our board of directors declared a special cash dividend in the amount of US$0.4 per ADS. The cash dividend will be paid in October 2015 to shareholders of record at the close of business on September 4, 2015. The aggregate amount of cash dividends to be paid is approximately US$63 million, which will be funded by the surplus cash on the Company’s balance sheet.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2011	32.97	21.71
Fiscal Year 2012	34.77	20.61
Fiscal Year 2013	28.33	9.41
Fiscal year 2014	34.50	20.06
Fiscal year 2015	27.42	18.10
Quarterly Highs and Lows
First Fiscal Quarter of 2014	24.42	20.06
Second Fiscal Quarter of 2014	30.73	20.76
Third Fiscal Quarter of 2014	34.50	27.79
Fourth Fiscal Quarter of 2014	30.41	22.48
First Fiscal Quarter of 2015	27.42	18.74
Second Fiscal Quarter of 2015	24.20	20.01
Third Fiscal Quarter of 2015	22.06	18.10
Fourth Fiscal Quarter of 2015	27.18	19.10
First Fiscal Quarter of 2016	26.46	18.09
Monthly Highs and Lows
March 2015	23.10	19.10
April 2015	27.18	22.17
May 2015	25.95	23.435
June 2015	26.46	23.24
July 2015	24.90	21.78
August 2015	23.31	18.09
September 2015 (through September 18)	20.58	18.51

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

U.S. Federal Income Taxation

The following discussion applies only to U.S. Holders (as defined below) that hold our ADSs or common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based upon existing U.S. federal tax law as in effect on the date of this annual report, which is subject to differing interpretations or change (possibly with retroactive effect), and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular holder or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities (including private foundations);

•	pension plans;

•	cooperatives;

•	holders that are not U.S. Holders;

•	persons whose functional currency is not the U.S. dollar;

•	real estate investment trusts;

•	regulated investment companies;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or common share as part of a straddle, hedging, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons holding ADSs or common shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX, MEDICARE TAX AND NON-INCOME TAX (SUCH AS THE UNITED STATES FEDERAL ESTATE OR GIFT TAX) CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSS OR COMMON SHARES.

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

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of common shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our common shares or ADSs should consult their tax advisors regarding the United States federal income tax considerations relating to the ownership or disposition of our common shares or ADSs.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. Accordingly, if you hold ADSs, it is generally expected that you should be treated as the beneficial owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.

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

With respect to non-corporate U.S. Holders, including individuals, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the U.S. and the PRC (2) the non-United States corporation is not a passive foreign investment company (as discussed below) for either its taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Although we expect our ADSs will be considered to be readily tradable on the NYSE, which is an established securities market in the U.S., there can be no assurance that our ADSs will be considered readily tradable on an established securities market in the future. Since we do not expect that our common shares will be listed on an established securities market in the U.S., it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. In the event, however, that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the U.S.—PRC income tax treaty. U.S. Holders are advised to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized for the ADS or common share and such holder’s tax basis in the ADS or common share. The gain or loss generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ADS or common share for more than one year will be eligible for reduced capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss. In the event that we are deemed to be a PRC resident enterprise under the EIT Law and gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the U.S.-PRC treaty may elect to treat the gain as PRC source income. See “—PRC Taxation.” U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit, under their particular circumstances.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company”, or a “PFIC”, for United States federal income tax purposes, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. If a non-U.S. corporation directly or indirectly owns at least 25% (by value) of the stock of another corporation, such corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the assets and earning a proportionate share of the other corporation’s assets and receiving a proportionate share of the other corporation’s income.

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2015 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2015. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the United States Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the NYSE, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the NYSE and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC although there can be no assurance in this regard. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares.

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

If a U.S. Holder holds ADSs or common shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will generally be required to file United States Internal Revenue Service Form 8621 and such other form as is required by the United States Treasury Department. U.S. Holders are urged to consult their tax advisor regarding the application of the PFIC rules to their ownership or disposition of our ADSs or common shares.

Information Reporting

The United States tax compliance rules generally impose reporting requirements on individual U.S. Holders and other specified entities with respect to their beneficial ownership of a non-United States company, including our ADSs or common shares, if such interests are not held on their behalf by a U.S. financial institution and other criteria are met. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting rules to their particular circumstances.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$11.6 million in our interest income for the year ended May 31, 2015.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has generally allowed the Renminbi to appreciate slowly against the U.S. dollar. Although the Renminbi mostly experienced a period of weakness between January 2014 and March 2015, the PRC government has since sought to strengthen the currency, allowing the Renminbi to rise to its strongest level in 15 months in May 2015. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB51.3 million in the value of our U.S. dollar denominated financial assets as of May 31, 2015.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received a sum of US$2.3 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received is offset against general and administrative expenses.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2015, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2015.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2015 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entities and their schools and subsidiaries (collectively, the “Group”) as of May 31, 2015, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2015 of the Group and our report dated September 25, 2015 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

September 25, 2015

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

	For the Year Ended May 31,
(in thousands of US$)	2014	2015
Audit fees(1)	1,522	1,999
Audit related fees(2)	—	—
Tax fees(3)	51	50

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

On July 22, 2014, our board of directors authorized a share repurchase program, whereby our company may repurchase up to $120.0 million of our ADSs or common shares during the period from July 28, 2014 through March 31, 2015. The share repurchase program was publicly announced on July 22, 2014. On April 21, 2015, we announced the completion of the share repurchase program, under which we repurchased 2,800,849 ADSs, each representing one common share of our company, in the open market at an average price of US$21.20 per ADS. The table below is a monthly summary of the shares repurchased by us in the fiscal year ended May 31, 2015.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Share	Total Number of Common Shares Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of Common Shares that May Yet Be Purchased Under the Plan
August 2014	452,647	$20.9	452,647	49,817,365
September 2014	576,702	$22.4	1,029,349	36,895,961
October 2014	501,500	$22.3	1,530,849	25,695,047
November 2014	190,000	$22.1	1,720,849	21,492,865
December 2014	220,000	$21.1	1,940,849	16,844,674
January 2015	220,000	$20.1	2,160,849	12,413,594
February 2015	380,000	$18.9	2,540,849	5,218,624
March 2015	260,000	$20.1	2,800,849	0
Total	2,800,849	$21.2	2,800,849	0

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.5	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

Exhibit Number	Description of Document
4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Building Mortgage and Loan Agreement dated March 31, 2005 between New Oriental China and China Minsheng Banking Corporation Ltd. Beijing Hepingli Branch (incorporated by reference to Exhibit 99.12 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.7	English Translation of Equity Pledge Agreement, dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.9	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.10	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.11	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.12	English Translation of Option Agreement dated April 23, 2012 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

Exhibit Number	Description of Document
4.13	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.14	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.15	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.16	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.17	English Translation of Powers of Attorney, dated April 23, 2012, by Beijing Century Friendship Education Investment Co., Ltd. in favor of Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.18	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment no. 2 to our annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.19	Master Exclusive Service Agreement, dated as of September 19, 2014, by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

8.1*	Subsidiaries of the Registrant

11.1*	Amended and Restated Code of Business Conduct and Ethics of the Registrant

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

Exhibit Number	Description of Document
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
	Name:	Michael Minhong Yu
	Title:	Chairman and Chief Executive Officer

Date: September 25, 2015

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entities and their schools and subsidiaries (collectively, the “Group”) as of May 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2015. Our audits also included the financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 25, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

September 25, 2015

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2014	2015
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	371,593	531,298
Restricted cash	488	944
Term deposits	98,489	69,091
Short term investments	643,410	599,935
Accounts receivable, net of allowance of US$265 and US$801 as of May 31, 2014 and 2015, respectively	2,782	4,222
Inventory	22,366	23,983
Deferred tax assets	12,033	17,988
Prepaid expenses and other current assets, net	78,398	97,833
Amounts due from related parties, current	4,116	3,586

Total current assets	1,233,675	1,348,880
Restricted cash, non-current	1,840	2,481
Property and equipment, net	225,335	231,463
Land use rights, net	4,344	4,262
Amounts due from related parties, non-current	930	1,497
Long term deposit	12,574	15,268
Long term prepaid rent	1,082	424
Deferred tax assets, non-current	2,224	5,040
Intangible assets	736	3,919
Goodwill	3,692	11,194
Long term investments	117,113	325,991
Other non-current assets	—	1,118

Total assets	1,603,545	1,951,537

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$8,501 and US$17,809 as of May 31, 2014 and 2015, respectively)	8,586	17,888
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$144,304 and US$157,466 as of May 31, 2014 and 2015, respectively)	168,918	178,803
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$15,920 and US$25,028 as of May 31, 2014 and 2015, respectively)	17,720	25,376
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of nil and US$1,995 as of May 31, 2014 and 2015, respectively)	4	1,995
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$380,062 and US$470,903 as of May 31, 2014 and 2015, respectively)	380,837	501,170

Total current liabilities	576,065	725,232

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2014	2015
	US$	US$
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$1,722 and US$1,600 as of May 31, 2014 and 2015, respectively)	1,722	2,461

Total liabilities	577,787	727,693

Commitments and Contingencies (Note 19)
Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2014 and 2015; 158,379,387 shares issued as of May 31, 2014 and 2015; 157,758,666 and 156,486,763 shares outstanding as of May 31, 2014 and 2015, respectively)	1,584	1,584
Treasury stock	(6)	(19)
Additional paid-in capital	174,009	141,653
Statutory reserves	129,868	153,610
Retained earnings	654,744	824,015
Accumulated other comprehensive income	65,559	99,505

Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,025,758	1,220,348

Noncontrolling interests (Note 20)	—	3,496
Total equity	1,025,758	1,223,844
Total liabilities and equity	1,603,545	1,951,537

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
NET REVENUES
Educational programs and services	857,685	1,006,198	1,102,974
Books and others	102,169	132,689	143,792

Total net revenues	959,854	1,138,887	1,246,766
Operating costs and expenses
Cost of revenues	(384,177)	(451,669)	(526,320)
Selling and marketing	(142,098)	(169,062)	(188,483)
General and administrative	(311,014)	(324,210)	(378,434)

Total operating costs and expenses	(837,289)	(944,941)	(1,093,237)

Gain on disposal of subsidiaries	—	3,621	—

OPERATING INCOME	122,565	197,567	153,529

OTHER INCOME, NET
Interest income	30,121	44,880	66,605
Miscellaneous income, net	772	752	342

Income before income tax expense and loss from equity method investments	153,458	243,199	220,476

Provision for income taxes:
Current	(18,985)	(28,235)	(31,552)
Deferred	3,630	2,193	5,331

Provision for income taxes	(15,355)	(26,042)	(26,221)

Loss from equity method investments	(1,427)	(1,453)	(1,537)

Income from continuing operations	136,676	215,704	192,718
Loss from discontinued operations, net of tax	(407)	—	—

Net income	136,269	215,704	192,718

Add: Net loss attributable to noncontrolling interest	—	—	295

Net income attributable to New Oriental Education & Technology Group Inc.	136,269	215,704	193,013
Net income from continuing operation per share (Note 17)
- Basic	0.88	1.38	1.23
- Diluted	0.87	1.37	1.23

Net income from discontinued operation per share (Note 17)
- Basic	(0.00)	—	—
- Diluted	(0.00)	—	—

Weighted average shares used in calculating basic net income per share	155,762,959	156,033,992	156,438,606

Weighted average shares used in calculating diluted net income per share	157,823,792	157,903,464	157,302,174

Share-based compensation expense included in: General and administrative	27,242	20,079	15,689

Total	27,242	20,079	15,689

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data, or otherwise noted)

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Net income	136,269	215,704	192,718

Other comprehensive income, net of tax
Foreign currency translation adjustment	27,729	(17,894)	12,006
Unrealized gain on available-for-sale securities, net of tax effect of nil, nil and nil for years ended May 31, 2013, 2014 and 2015, respectively	—	586	21,940

Other comprehensive income/ (loss)	27,729	(17,308)	33,946

Comprehensive income	163,998	198,396	226,664

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Statutory reserve	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Noncontrolling Interest	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance at June 1, 2012	158,379,387	1,555	161,485	—	55,138	85,253	386,971	690,402	—	690,402
Issuance of ADS shares for the exercises of employee share options	—	7	5,726	—	—	—	—	5,733	—	5,733
The vesting of non-vested equity shares	—	11	(11)	—	—	—	—	—	—	—
Share-based compensation expense	—	—	27,242	—	—	—	—	27,242	—	27,242
Transfer to statutory reserves	—	—	—	—	—	22,470	(22,470)	—	—	—
Dividend declared (a)	—	—	3,010	—	—	—	—	3,010	—	3,010
Share repurchase (b)	(1,683,400)	—	(33,116)	(17)	—	—	—	(33,133)	—	(33,133)
Net income	—	—	—	—	—	—	136,269	136,269	—	136,269
Foreign currency translation adjustment	—	—	—	—	27,729	—	—	27,729	—	27,729

Balance at May 31, 2013	156,695,987	1,573	164,336	(17)	82,867	107,723	500,770	857,252	—	857,252
Issuance of ADS shares for the exercises of employee share options	—	11	7,837	—	—	—	—	7,848	—	7,848
Reissuance of treasury stock for the exercises of employee share options	1,014,727	—	13,514	10	—	—	—	13,524	—	13,524
Reissuance of treasury stock for the vesting of non-vested equity shares	810,052	—	(8)	8	—	—	—	—	—	—
Share-based compensation expense	—	—	20,079	—	—	—	—	20,079	—	20,079
Transfer to statutory reserves	—	—	—	—	—	22,145	(22,145)	—	—	—
Dividend declared (c)	—	—	(14,891)	—	—	—	(39,585)	(54,476)	—	(54,476)
Share repurchase (b)	(762,100)	—	(16,858)	(7)	—	—	—	(16,865)	—	(16,865)
Net income	—	—	—	—	—	—	215,704	215,704	—	215,704
Foreign currency translation adjustment	—	—	—	—	(17,894)	—	—	(17,894)	—	(17,894)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	586	—	—	586	—	586

Balance at May 31, 2014	157,758,666	1,584	174,009	(6)	65,559	129,868	654,744	1,025,758	—	1,025,758
Reissuance of treasury stock for the exercises of employee share options	953,514	—	11,353	9	—	—	—	11,362	—	11,362
Reissuance of treasury stock for the vesting of non-vested equity shares	575,432	—	(6)	6	—	—	—	—	—	—
Share-based compensation expense	—	—	15,689	—	—	—	—	15,689	—	15,689
Transfer to statutory reserves	—	—	—	—	—	23,742	(23,742)	—	—	—
Share repurchase (d)	(2,800,849)	—	(59,392)	(28)	—	—	—	(59,420)	—	(59,420)
Net income	—	—	—	—	—	—	193,013	193,013	(295)	192,718
Foreign currency translation adjustment	—	—	—	—	12,006	—	—	12,006	—	12,006
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	21,940	—	—	21,940	—	21,940
Capital injection of noncontrolling interest	—	—	—	—	—	—	—	—	3,791	3,791

Balance at May 31, 2015	156,486,763	1,584	141,653	(19)	99,505	153,610	824,015	1,220,348	3,496	1,223,844

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(In thousands, except share data)

(a)	On April 17, 2012, the Company declared a special cash dividend in the amount of US$0.30 per ADS, or a total of approximately US$50,000. The actual dividend amount of US$46,990 was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012.

(b)	On April 23, 2013, the Company’s board of directors authorized the repurchase of up to US$50,000 of the Company’s shares during the period from April 29, 2013, through July 31, 2013 to facilitate the future vesting of options or non-vested equity shares. 1,683,400 and 762,100 shares were repurchased in the years ended May 31, 2013 and 2014, respectively.

(c)	On July 23, 2013, the Company declared a special cash dividend in the amount of US$0.35 per ADS. The aggregate amount of cash dividend paid was US$54,476, of which US$39,585 and US$14,891 were funded by retained earnings and additional paid in capital, respectively. The dividend was fully paid on October 7, 2013 to shareholders of record at the close of business on September 6, 2013.

(d)	On July 22, 2014, the Company’s board of directors authorized the repurchase of up to US$120,000 of the Company’s shares during the period from July 28, 2014 through March 31, 2015. 2,800,849 shares were repurchased in the year ended May 31, 2015.

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Cash flows from operating activities
Net income	136,269	215,704	192,718
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	38,984	43,578	46,663
Amortization of intangible assets	101	113	607
Amortization of land use rights	108	117	116
Loss on disposal of property and equipment	1,362	2,023	2,904
Gain on disposal of subsidiaries	—	(3,621)	—
Share-based compensation expense	27,242	20,079	15,689
Allowance for doubtful accounts	192	254	680
Loss from equity method investments	1,427	1,453	1,537
Deferred income taxes	(3,630)	(2,193)	(5,548)
Changes in operating assets and liabilities
Accounts receivables	213	443	(2,096)
Prepaid expenses and other current assets	2,846	(20,168)	(22,503)
Inventory	(1,664)	(481)	(1,750)
Long term deposit	968	(207)	(2,598)
Long term prepaid rent	1,010	157	668
Accounts payable	(701)	272	9,248
Accrued expenses and other current liabilities	22,047	44,775	11,120
Income taxes payable	6,266	1,286	7,607
Deferred revenue	51,417	60,722	117,086
Amounts due to related parties	912	(1,097)	1,994
Amounts due from related parties	(1,741)	(1,864)	3

Net cash provided by operating activities	283,628	361,345	374,145

Cash flows from investing activities
Restricted cash paid for establishing new schools and subsidiaries	(496)	(3,282)	(2,055)
Release of restricted cash for establishing new schools and subsidiaries	2,555	2,537	976
Investments in bank deposits maturing over three months	—	(72,497)	(32,703)
Settlement of bank deposits maturing over three months	2,459	22,187	62,924
Investments in short-term held-to-maturity investments	(1,795,461)	(1,849,087)	(943,476)
Settlement of short-term held-to-maturity investments	1,627,467	1,698,643	992,117
Purchase of property and equipment	(61,468)	(31,703)	(55,318)
Proceeds from disposal of property and equipment	3,455	946	1,738
Purchase of China Management Software Institute, net of cash acquired of US$68 (Note 3)	(10,059)	—	(4,551)
Purchase of Qingdao Alice, net of cash acquired of US$2,306 (Note 3)	—	—	(10,623)
Payments for available-for-sale investments (Note 13)	—	(16,076)	(26,076)
Payments for equity method investments (Note 13)	(6,500)	—	(10,955)
Payments for held-to-maturity investments (Note 13)	—	(96,045)	(145,415)
Proceeds received from disposal of Mingshitang	160	—	—

Net cash used in investing activities	(237,888)	(344,377)	(173,417)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share option	4,652	21,849	11,332
Cash paid for shares repurchased	(28,511)	(21,487)	(59,420)
Cash paid for dividend	(46,990)	(54,476)	—
Capital contribution from noncontrolling shareholders	—	—	3,791

Net cash used in financing activities	(70,849)	(54,114)	(44,297)

Effects of exchange rate changes	14,014	(8,427)	3,274

Net change in cash and cash equivalents	(11,095)	(45,573)	159,705
Cash and cash equivalents at beginning of year	428,261	417,166	371,593

Cash and cash equivalents at end of year	417,166	371,593	531,298

Supplement disclosure of cash flow information
Income taxes paid	12,525	26,987	23,896

Non-cash investing and financing activities:
Payable for purchase of property and equipment	7,652	6,018	7,433
Payable for shares repurchased	4,622	—	—
Payable for acquisition of China Management Software Institute	4,650	4,594	—
Payable for long term available-for-sale investment	—	—	1,452

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

New Oriental Education & Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands. The Company, its wholly owned subsidiaries and its variable interest entities, Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China”) and its schools and subsidiaries and Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”) and its subsidiary (collectively, the “VIEs”), are collectively referred to as the “Group”.

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

As of May 31, 2015, details of the Company’s subsidiaries, variable interest entities and their schools and subsidiaries were as follows:

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Subsidiaries of the Company:

Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational information system and other consulting services

Beijing Judgment Education & Consulting Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and investing activities

Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development and distribution and other consulting services

Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development and distribution and other consulting services

Shanghai Smart Words Software Technology Company Limited (“Shanghai Smart Words”)	December 8, 2010	PRC	100%	Educational consulting and software development

Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development

Beijing Joy Tend Technology Company Limited (“Beijing Joy Tend”)	January 31, 2013	PRC	100%	Educational consulting and software development

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Subsidiaries of the Company:

Beijing Right Time Technology Company Limited (“Beijing Right Time”)	January 31, 2013	PRC	100%	Educational consulting and software development

Beijing Sincerity Technology Company Limited (“Beijing Sincerity”)	January 31, 2013	PRC	100%	Educational consulting and software development

Beijing Magnificence Technology Company Limited (“Beijing Magnificence”)	November 1, 2013	PRC	100%	Educational consulting and software development

Beijing Top Technology Company Limited (“Beijing Top”)	November 13, 2013	PRC	100%	Educational consulting and software development

Beijing Shenghe Technology Company Limited (“Beijing Shenghe”)	May 27, 2014	PRC	100%	Educational consulting and software development

Beijing Walkite International Travel Co., Ltd.	May 22, 2012	PRC	100%	Consulting

Walkite International Academy Co., Ltd.	March 16, 2015	PRC	100%	Consulting

Beijing New Road Information Consulting Services Co., Ltd. (“New Road”)	March 6, 2015	PRC	51%	Consulting

Beijing Chongshengdongfang Network Technology Co., Ltd. (“Chongshengdongfang”)	December 24, 2014	PRC	100%	Educational consulting and software development

Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	100%	Kindergarten

Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	November 9, 2007	PRC	100%	Kindergarten

Nanjing Yuhuatai District New Oriental Kindergarten of Stars (“Nanjing Kindergarten”)	February 20, 2009	PRC	100%	Kindergarten

Qingdao Alice Education & Technology Company Limited (“Qingdao Alice “)	August 21, 2014	PRC	100%	Kindergarten

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Subsidiaries of the Company:

Qingdao Laoshan District Happy Alice Kindergarten (“Laoshan Alice”)	December 4, 2014	PRC	100%	Kindergarten

Qingdao Happy Alice Kindergarten (“Qingdao Happy Alice”)	November 29, 2005	PRC	100%	Kindergarten

Qingdao Chengyang District Happy Alice Kindergarten (“Chengyang Alice”)	October 30, 2014	PRC	100%	Kindergarten

Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational Consulting

Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Abundant State Limited (“Abundant”)	May 30, 2014	BVI	100%	Educational Consulting

Koolearn Corporation (“Koolearn Cayman”)	June 10, 2013	Cayman	94%	On-line Education

Koolearn Holding Limited (“Koolearn HK”)	June 21, 2013	Hong Kong	94%	Educational Consulting

Variable interest entities of the Company:

Beijing New Oriental Education & Technology (Group) Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services

Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”) (c)	March 11, 2005	PRC	N/A	On-line education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language and post- secondary education

Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	N/A	Language education

Guangzhou Haizhu District Privately-Funded New Oriental Training School (“Guangzhou Haizhu School”) (a)	September 8, 2000	PRC	N/A	Language education

Guangzhou New Oriental Training School (“Guangzhou School”) (a)	August 20, 2013	PRC	N/A	Language education

Guangzhou Panyu District Privately-Funded New Oriental Training Centre (“Guangzhou Panyu School”) (a)	June 19, 2013	PRC	N/A	Language education

Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language education

Tianjin New Oriental Training School	August 21, 2002	PRC	N/A	Language education

Xi’an Yanta District New Oriental School	November 26, 2002	PRC	N/A	Language education

Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language education

Shenzhen New Oriental Training School	October 15, 2003	PRC	N/A	Language education

Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	N/A	Language education

Chongqing New Oriental Training School	August 15, 2003	PRC	N/A	Language education

Chengdu New Oriental School	August 18, 2003	PRC	N/A	Language education

Xiangyang New Oriental Training School	October 26, 2004	PRC	N/A	Language education

Changsha Furong District New Oriental Training School	May 25, 2005	PRC	N/A	Language education

Jinan New Oriental School	May 31, 2005	PRC	N/A	Language education

Taiyuan New Oriental Training School	April 20, 2005	PRC	N/A	Language education

Ha’er Bin Nangang District New Oriental Training School	May 20, 2005	PRC	N/A	Language education

Changchun New Oriental Training School	July 26, 2005	PRC	N/A	Language education

Hangzhou New Oriental Advanced Study School (“Hangzhou School”) (b)	July 21, 2005	PRC	N/A	Language education

Fuyang New Oriental Training School (“Fuyang School”) (b)	October 22, 2012	PRC	N/A	Language education

Zhengzhou New Oriental Training School	July 19, 2005	PRC	N/A	Language education

Zhuzhou New Oriental Training School	April 30, 2006	PRC	N/A	Language education

Shijiazhuang New Oriental School	April 3, 2006	PRC	N/A	Language education

Suzhou New Oriental School	April 26, 2006	PRC	N/A	Language education

Anshan New Oriental Training School	June 13, 2006	PRC	N/A	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Hefei New Oriental Foreign Language Training School	June 13, 2006	PRC	N/A	Language education

Yunnan New Oriental Training School	June 13, 2006	PRC	N/A	Language education

Wuxi New Oriental Advanced Study School	August 14, 2006	PRC	N/A	Language education

Fuzhou Gulou District New Oriental Training School	September 1, 2006	PRC	N/A	Language education

Nanchang Donghu District New Oriental Language School	March 16, 2007	PRC	N/A	Language education

Yichang Xiling District New Oriental School	January 1, 2006	PRC	N/A	Language education

Jingzhou New Oriental School	April 10, 2007	PRC	N/A	Language education

Dalian New Oriental Training School	June 12, 2007	PRC	N/A	Language education

Huangshi New Oriental Training School	March 17, 2008	PRC	N/A	Language education

Ningbo New Oriental School	April 16, 2008	PRC	N/A	Language education

Lanzhou Chengguan District New Oriental School	March 19, 2008	PRC	N/A	Language education

Xiamen Siming District New Oriental Education Training School	July 8, 2008	PRC	N/A	Language education

Qingdao New Oriental Language Training School	August 5, 2008	PRC	N/A	Language education

Nanning New Oriental Education Training School	September 18, 2008	PRC	N/A	Language education

Xuzhou New Oriental Advanced Study School	March 31, 2009	PRC	N/A	Language education

Xiangtan Yuhu District New Oriental School	July 15, 2010	PRC	N/A	Language education

Zhenjiang New Oriental School	July 19, 2010	PRC	N/A	Language education

Luoyang New Oriental School	November 25, 2010	PRC	N/A	Language education

Nantong Chongchuan District New Oriental School	December 28, 2010	PRC	N/A	Language education

Jilin Chuanying District New Oriental School	March 17, 2011	PRC	N/A	Language education

Guiyang Yunyan District New Oriental School	March 21, 2011	PRC	N/A	Language education

Inner Mongolia Hohhot New Oriental School	April 2, 2011	PRC	N/A	Language education

Foshan New Oriental School	September 1, 2011	PRC	N/A	Language education

Tangshan Lubei District New Oriental School	May 25, 2011	PRC	N/A	Language education

Urumqi New Oriental School	May 22, 2011	PRC	N/A	Language education

Shiyan New Oriental School	May 23, 2011	PRC	N/A	Language education

Changchun Tongwen Gaokao Training School (“Tongwen Gaokao”)	October 27, 2008	PRC	N/A	College admission examination training

Changchun Tongwen Senior High School (“Tongwen High Schiool”)	October 27, 2008	PRC	N/A	Primary secondary school education

China Management Software Institute (“CMSI”)	September 1, 2012	PRC	N/A	Higher education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	N/A	Primary secondary school education

Yangzhou Guangling District New Oriental Kindergarten of Stars (“Yangzhou Kindergarten”)	August 26, 2014	PRC	N/A	Kindergarten

Beijing Changping New Oriental Foreign Language School (“Changping school”)	July 19, 2010	PRC	N/A	Primary secondary school education

Beijing New Oriental Dogwood Cultural Communications Co., Ltd.	May 16, 2003	PRC	N/A	Sales of educational materials and products

Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd.	March 2, 2004	PRC	N/A	Sales of educational materials and products

Chengdu New Oriental Dogwood Bookstore Products Co., Ltd.	January 18, 2004	PRC	N/A	Sales of educational materials and products

Chongqing New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	February 25, 2004	PRC	N/A	Sales of educational materials and products

Shenyang new Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 18, 2003	PRC	N/A	Sales of educational materials and products

Guangzhou Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 11, 2003	PRC	N/A	Sales of educational materials and products

Wuhan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	December 16, 2003	PRC	N/A	Sales of educational materials and products

Xi’an New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	June 3, 2003	PRC	N/A	Sales of educational materials and products

Shanghai Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 28, 2003	PRC	N/A	Sales of educational materials and products

Nanjing New Oriental Dogwood Bookstore Products Co., Ltd.	April 21, 2003	PRC	N/A	Sales of educational materials and products

Tianjin Dogwood Bookstore & Audio-Visual Products Co., Ltd.	December 15, 2003	PRC	N/A	Sales of educational materials and products

Changchun New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	October 8, 2005	PRC	N/A	Sales of educational materials and products

Changsha New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	April 3, 2006	PRC	N/A	Sales of educational materials and products

Ha’er Bin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	March 13, 2006	PRC	N/A	Sales of educational materials and products

Taiyuan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	July 12, 2006	PRC	N/A	Sales of educational materials and products

Zhengzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	August 9, 2006	PRC	N/A	Sales of educational materials and products

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Hefei Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 22, 2006	PRC	N/A	Sales of educational materials and products

Hangzhou Dogwood Bookstore Products Co., Ltd	July 25, 2007	PRC	N/A	Sales of educational materials and products

Nanchang Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 14, 2007	PRC	N/A	Sales of educational materials and products

Kunming Dogwood Bookstore & Audio-Visual Products Co., Ltd	November 21, 2007	PRC	N/A	Sales of educational materials and products

Dalian New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	March 25, 2008	PRC	N/A	Sales of educational materials and products

Lanzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	October 28, 2008	PRC	N/A	Sales of educational materials and products

Shijiazhuang New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2009	PRC	N/A	Sales of educational materials and products

Suzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	June 1, 2010	PRC	N/A	Sales of educational materials and products

Qingdao New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	July 28, 2010	PRC	N/A	Sales of educational materials and products

Xuzhou New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 29, 2010	PRC	N/A	Sales of educational materials and products

Urumqi Dogwood Bookstore & Audio-Visual Products Co., Ltd	September 13, 2011	PRC	N/A	Sales of educational materials and products

Xiamen New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd	December 8, 2011	PRC	N/A	Sales of educational materials and products

Hohhot Dogwood Bookstore & Audio-Visual Products Co., Ltd	February 7, 2012	PRC	N/A	Sales of educational materials and products

Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Consulting

Shanghai Vision Overseas Service Co., Ltd.	March 24, 2011	PRC	N/A	Consulting

Shandong New Oriental Vision Overseas Consultancy Co., Ltd.	September 8, 2011	PRC	N/A	Consulting

Shanxi New Oriental Vision Overseas Consultancy Co., Ltd.	April 22, 2014	PRC	N/A	Consulting

Fujian New Oriental Vision Overseas Consultancy Co., Ltd.	May 13, 2014	PRC	N/A	Consulting

Guangdong Vision Overseas Consultancy Co., Ltd.	May 29, 2014	PRC	N/A	Consulting

Xinjiang New Oriental Vision Overseas Consultancy Co., Ltd.	July 9, 2014	PRC	N/A	Consulting

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Shaanxi New Oriental Vision Overseas Consultancy Co., Ltd.	January 23, 2015	PRC	N/A	Consulting

Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”)	January 20, 2004	PRC	N/A	Advertising

Beijing Dianshijingwei Technology Company Limited (“Beijing Dianshijingwei”)	January 14, 2014	PRC	N/A	Educational consulting and software development

Leci Internet Technology (Beijing) Company Limited (“Leci Internet”)	February 11, 2014	PRC	N/A	Educational consulting and software development

Beijing Dongfangzhuoyong Investment Management Co., Ltd.	April 29, 2014	PRC	N/A	Investment management

Beijing New Oriental MEGAWAY Education & Consulting Co., Ltd.	March 4, 2015	PRC	N/A	Educational consulting

Subsidiary of Xuncheng

Beijing New Oriental Kuxuehuisi Network Technology Co., Ltd.	February 1, 2013	PRC	N/A	On-line education

(a)	Guangzhou School and Guangzhou Panyu School were established in the year ended May 31, 2014. Although they are separate legal entities, from the perspective of the Group’s internal management, they together with Guangzhou Haizhu School are considered as one school since they are operated by the same local management in Guangzhou.

(b)	Although the Fuyang School is a separate legal entity, from the perspective of the Group’s internal management, Fuyang School and Hangzhou School are considered as one school since they are operated by the same local management in Hangzhou.

(c)	The contractual agreements between Xuncheng, New oriental China and Chongshengdongfang were terminated in September 2015.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with its VIEs, New Oriental China and its schools and subsidiaries and Xuncheng and its subsidiary. Since the operations of New Oriental China and the schools and Xuncheng and its subsidiary are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates New Oriental China, its schools and subsidiaries, Xuncheng and its subsidiary as disclosed. Therefore, the Company aggregates the disclosures related to New Oriental China, New Oriental China’s schools and subsidiaries, and Xuncheng and its subsidiary as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. The VIEs hold the requisite licenses and permits necessary to conduct the Company’s education business. In addition, the VIEs hold leases and other assets necessary to operate the Company’s schools and learning centers, employ teachers and generate substantially all of the Company’s revenues.

VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries

The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into the following contractual arrangements with New Oriental China, New Oriental China’s schools and subsidiaries and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the exclusive option agreement provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Michael Minhong Yu (“Mr. Yu”)’s consent is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholder of New Oriental China and thus the power to direct the activities that most significantly impact the schools’ economic performance given that New Oriental China has the power to direct the activities of the schools via its sponsorship interest. In addition, the Company’s rights under the power of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries - continued

Service agreements. There are four types of service agreements: (i) trademark license agreements, (ii) new enrollment system development service agreements, (iii) other operating service agreements, and (iv) sale of educational software agreements.

(i)	Trademark license agreements. Pursuant to the trademark license agreement dated May 13, 2006 between the Company as the licensor and New Oriental China as the licensee, the Company has licensed the trademarks to New Oriental China for its use in China. The Company has also allowed New Oriental China to enter into sub-license agreements with its schools and subsidiaries pursuant to which each of the schools and subsidiaries may use the trademarks in China by paying license fees. This license is valid from May 14, 2006 to December 31, 2050, subject to the renewal every ten years upon the expiration of the trademark registration.

(ii)	New enrollment system development service agreements. Beijing Decision has entered into new enrollment system development service agreements with the schools of New Oriental China, under which Beijing Decision agreed to provide new enrollment system development and regular maintenance services to those schools of New Oriental China for a fee equal to the applicable fee rate multiplied by the number of new student enrollments. These agreements can be renewed by both parties to the agreements.

(iii)	Other operating service agreements. Pursuant to operating service agreements between certain WFOEs and the schools or the subsidiaries of New Oriental China, the WFOEs have agreed to provide certain operating services to the schools or the subsidiaries of New Oriental China for fees that are calculated based on a percentage, ranging from 2.0% to 6.0%, of respective revenues of each of the schools and subsidiaries. A majority of these agreements provide unlimited two-year or five-year automatic renewal without consent of the WFOEs. The remaining agreements can be renewed by both parties to the agreements.

(iv)	Sale of educational software agreements. Eight WFOEs, namely Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood, Shanghai Smart Words, Beijing Joy Tend, Beijing Magnificence, Beijing Top and Beijng Shenghe, entered into agreements whereby the WFOEs sells various self-developed educational software to the schools or subsidiaries of New Oriental China. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms, and schools and subsidiaries of New Oriental China cannot terminate the agreements without the consent of the WFOEs in China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries - continued

Master exclusive service agreements. On September 19, 2014, Beijing Pioneer entered into a master exclusive service agreement with New Oriental China to enable the Company’s wholly owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services, including new enrollment system development service, sale of educational software and other operating services. Each service provider specified in the service agreement (iv) has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. The various existing service agreements mentioned in service agreements (i)~(iv) will remain effective after the inclusion of the master exclusive service agreement; however, if they have any conflict with the terms and conditions of the master exclusive service agreement, the master exclusive service agreement will prevail. The master exclusive service agreement was effective on September 19, 2014.

Equity pledge agreement. Pursuant to the equity pledge agreements dated May 25, 2006 among New Oriental China, all of the shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder of New Oriental China agreed to pledge his or its equity interest in New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of the VIEs’ obligations under the existing service agreements and any such agreements to be entered into in the future. The shareholders of New Oriental China agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in New Oriental China without the prior written consent of Beijing Decision and Beijing Hewstone.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries - continued

Exclusive option agreement. Pursuant to the exclusive option agreements entered into on various dates, as amended on May 25, 2006, among the Company, New Oriental China and its shareholders, the shareholders of New Oriental China are obligated to sell to the Company, and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the shareholders of New Oriental China to sell to the Company’s designated party, in the Company’s sole discretion, part or all of the shareholders’ equity interests in New Oriental China when and to the extent that applicable PRC law permits the Company to own part or all of such equity interests in New Oriental China. In addition, pursuant to the exclusive option agreements, the Company has an exclusive, irrevocable and unconditional right to request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China held by such shareholder to another PRC person or entity designated by the Company at any time in the discretion. The price to be paid by the Company or a PRC person or entity designated by the WFOEs will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs. As a result of the ten former shareholders of New Oriental China transferring all of their equity interests in New Oriental China to Century Friendship in January 2012, Century Friendship executed a new option agreement with Shanghai Smart Words and New Oriental China on April 23, 2012. The terms of this new option agreement are substantially the same as the 2006 agreements.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

VIE Arrangements between Xuncheng and the Company’s subsidiary

During the fiscal year ended May 31, 2015, Chongshengdongfang, a PRC subsidiary of the Company entered into a series of contractual arrangements (the “Xuncheng VIE Agreements”) with New Oriental China and Xuncheng, a subsidiary of New Oriental China that engages in internet content services as the Internet Content Provider (“ICP”). The Xuncheng VIE Agreements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of Xuncheng, and (2) receive the economic benefits of Xuncheng that could be significant to Xuncheng. Accordingly, the Company is considered the primary beneficiary of the Xuncheng. The terms of Xuncheng VIE Agreements are substantially the same as those signed between New Oriental China and the Company’s PRC subsidiaries.

In September 2015, the above contractual arrangements between Chongshengdongfang, New Oriental China and Xuncheng were terminated.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;

•	limit the Group’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

•	require the Company or the Company’s PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations; or

•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries or VIEs.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is only one of the beneficial shareholders of the company, holding 16.57% of the total common shares outstanding as of May 31, 2015. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

The following financial statement balances and amounts of the VIEs, including discontinued operations, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and VIEs in the Group:

	As of May 31,
	2014	2015
	US$	US$
Total current assets	717,780	753,306
Total non-current assets	328,877	511,051
Total assets	1,046,657	1,264,357
Total current liabilities	548,787	673,201
Total non-current liabilities	1,722	1,600
Total liabilities	550,509	674,801

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Net revenues	951,634	1,121,205	1,221,101
Net income	206,413	266,497	265,485
Net cash provided by operating activities	299,821	371,458	357,893
Net cash used in investing activities	(213,403)	(240,427)	(167,847)
Net cash provided by financing activities	—	—	—

The VIEs contributed an aggregate of 99.0%, 98.4% and 97.9% of the consolidated net revenues for the years ended May 31, 2013, 2014 and 2015, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the leasing of its commercial property. As of the fiscal years ended May 31, 2014 and 2015, the VIEs accounted for an aggregate of 65.3% and 64.8%, respectively, of the consolidated total assets, and 95.3% and 92.7%, respectively, of the consolidated total liabilities. The assets were not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and schools. The Company and its WFOEs have entered into contractual arrangements with the VIEs and its shareholder, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments - continued

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

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2014	2015
	US$	US$
Beginning balance	182	265
Charge during the year	254	676
Written-off	(171)	(140)

Ending balance	265	801

Inventory

Inventory is stated at the lower of cost or market value.

Land use rights

Land use rights are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificate, from 38.5 to 50 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record impairment losses on long-lived assets during the years ended May 31, 2013, 2014 and 2015.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

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

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Group has adopted this pronouncement since June 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

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

Trademark	10 years
License	20 years
Student base	1.75-2.2 year
Favorable lease	8.7 year

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments, available-for-sale investments and held-to-maturity investments.

(a)	Cost Method Investments

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

The Group estimated the fair value of these investee companies based on discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group’s intent and ability to hold such investment. The Group recorded nil, nil and US$2 (Note 13) impairment losses on its cost method investments during the years ended May 31, 2013, 2014 and 2015, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

(b)	Equity Method Investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. For certain investments in limited companies, which the Group holds more than 50% equity interest, the Group may only have significant influence but not have control over the investees. Equity method is also used to account for these investments.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company did not record impairment losses on its equity method investment during the years ended May 31, 2013, 2014 and 2015, respectively.

(c)	Available-for-sale securities Investments

For investments in investees’ stocks which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

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

(d)	Long-term held-to-maturity investment

The Group’s long-term held-to-maturity investment represents a trust guaranteed by a bank with the maturity of more than one year, which is stated at its amortized cost.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is reported net of business taxes and refunds. Business tax amounted to US$33,859, US$39,909 and US$45,664 for the years ended May 31, 2013, 2014 and 2015, respectively. The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in the fiscal years ended May 31, 2013, 2014 and 2015, respectively. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

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

Advertising costs

The Group expenses advertising costs as they incurred. Total advertising expenses were US$29,725, US$41,952 and US$38,295 for the years ended May 31, 2013, 2014 and 2015, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$1,196, US$1,437 and US$1,230 for the years ended May 31, 2013, 2014 and 2015, respectively.

Foreign currency translation

The Company’s functional and reporting currency is the United States dollars (“U.S. dollars”). The financial records of the Company’s subsidiaries and the VIEs located in the PRC are maintained in its local currency, RMB which is the functional currency of these entities. The financial records of the Company’s subsidiaries located in Hong Kong are maintained in U.S. dollars, which is the functional currency of these entities. The functional currency of the Company’s subsidiaries in Hong Kong is the U.S. dollars.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$451,676 and US$512,887 at May 31, 2014 and 2015, respectively.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities including cash equivalents at fair value on a recurring basis as of May 31, 2014 and 2015. Cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

As of May 31, 2014 and 2015, respectively, the available-for sale securities included in the long-term investment is measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition was as follows:

	May 31, 2014
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Assets:

Long term investments - available for sale securities
Alo7.com Ltd. (“Alo 7.com) (Note 13)		4,207		4,207
Tarena International (“Tarena”) (Note 13)	13,455			13,455

Total	13,455	4,207	—	17,662

	May 31, 2015
	Quoted Prices in	Significant Other	Significant
	Active Market for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Assets:

Long term investments - available for sale securities
Tarena (Note 13)	16,950			16,950
Alo7.com (Note 13)		27,935		27,935
Juesheng.com (Note 13)		7,440		7,440
ROBOROBO (Note 13)		4,356		4,356
Golden Finance (Note 13)		3,398		3,398
Kouyu100 (Note 13)		3,472		3,472
Other investments		3,556		3,556

Total	16,950	50,157	—	67,107

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Measured fair value on a recurring basis - continued

The Company measured the fair value of the investment in Tarena based on Level 1 inputs, which is the quoted stock price in the active market.

The Company measured the fair value of the investments in Alo7.com and Juesheng.com based on the purchase prices agreed by third parties with similar terms (Level 2) close to the fiscal year end of 2015.

The Company measured the fair value of the investments in ROBOROBO, Golden Finance, Kouyu100 and other investments based on the purchase price as the transaction date was close to the fiscal year end and there was no operation changes or significant transactions that occurred between the transaction date and the end of the fiscal year (Level 2), resulting in no material changes to the investments’ fair value. The initial purchase price is considered the fair value of the investment as of May 31, 2015.

Measured fair value on a nonrecurring basis

Long-term investments other than investments classified as available-for-sale, goodwill and other intangible assets are measured at fair value on a nonrecurring basis when impairment is recognized.

The Group measured long term investments other than investments classified as available-for-sale, and goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments, and the Group measured acquired intangible assets using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized nil, nil and US$2 impairment loss related to investments, goodwill and acquired intangible assets for the years ended May 31, 2013, 2014 and 2015, respectively. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2015, substantially all of the Group’s cash and cash equivalents, and term deposits were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2013, 2014 and 2015, respectively.

Newly adopted accounting pronouncements

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

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company has adopted the ASU in June 2014. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Update (“ASU”) will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.	Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

2.	Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application.

If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change. An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

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

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

2.	Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. - continued

In February 2015, the FASB issued a new pronouncement which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). The ASU focuses on the consolidation evaluation for reporting organizations (public and private companies and not-for-profit organizations) that are required to evaluate whether they should consolidate certain legal entities. In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification (“Codification”) and improves current GAAP by:

•	Placing more emphasis on risk of loss when determining a controlling financial interest. A reporting organization may no longer have to consolidate a legal entity in certain circumstances based solely on its fee arrangement, when certain criteria are met.

•	Reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE).

•	Changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In May 2015, the FASB issued a pronouncement which provides amendments on the disclosure for fair value measured investments in certain entities that calculate net asset value per share (or its equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

The amendments apply to reporting entities that elect to measure the fair value of an investment within the scope of paragraphs 820-10-15-4 through 15-5 using the net asset value per share (or its equivalent) practical expedient in paragraph 820-10-35-59.

The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

3.	BUSINESS ACQUISITION

Acquisition of China Management Software Institute

On September 1, 2012, the Group acquired a 100% equity interest in CMSI, which was mainly focused on providing software and computer education training service in China for a total consideration of US$18,000 within three years by installments and a present value of US$17,455. The Company has fully paid the consideration as of May 31, 2015. The Group intended to use its land and building to expand current business of another school. The software and computer education training service of CMSI would be terminated when current students graduated. The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as at the date of acquisition as follows:

		Amortization
	US$	period
Cash	68
Other current assets	14
Buildings	16,095	23.3-45.3 years
Property, plant and equipment	103	1-5 years
Land use right	1,008	38.5 years
Intangible assets
Student base	110	1.75 years
Goodwill	1,829
Other current liabilities	(45)
Deferred tax liabilities	(1,727)

Total	17,455

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Acquisition of Qingdao Alice

In order to expand its business in kindergarten industry and benefit from the synergistic effect, the Group acquired 100% equity interest in Qingdao Alice on December 1, 2014, for a total consideration of US$12,929, which was fully paid as of May 31, 2015. For the year ended May 31, 2015, Qingdao Alice contributed US$1,791 to consolidated net revenues and had a net loss of US$99. The acquisition was recorded using the acquisition method of accounting, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation described below was based on a valuation analysis provided by an independent appraiser. The purchase price was allocated as at the date of acquisition as follows:

		Amortization
	US$	period
Cash	2,306
Other current assets	644
Property, plant and equipment	89	1-5 years
Intangible assets
Trademark	1,058	10.1 years
Student base	1,998	2.2 years
Favorable lease	763	8.7 years
Goodwill	7,540
Other current liabilities	(514)
Deferred tax liabilities	(955)

Total	12,929

4.	DISPOSAL OF SUBSIDIARIES

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

4.	DISPOSAL OF SUBSIDIARIES - continued

Disposal of North Star

In May 2014, the Group sold 100% equity interest in Beijing New Oriental North Star Training School (“North Star”) to MaxEn, for a cash consideration of US$364. As of the disposal date, North Star had accumulated deficit so that the Group derived a gain from the deconsolidation. The disposal gain recognized by the Group is US$367.

The Group considered these transactions as related parties’ transaction and disclosed the transactions in Note 18. As of May 31, 2015, the Group did not receive any of the consideration and recorded the receivables as amount due from related parties. After the disposals, the Group retained indirect significant influence in Boost Caring and North Star through MaxEn, therefore, the disposal gain was presented as continuing operation.

5.	DISCONTINUED OPERATION OF ELITE ENGLISH

In July 2012, the Group transferred the ownership of the assets and liabilities of Elite English, which operates high-end, personalized, advanced English language training for high-income working professionals and other adults in large developed cities, to Mr. Yunkai Weng, an employee and the head of Elite English, for US$5,500 through three installments during the period from May 2014 to May 2016. The Group did not recognize the receivables and disposal gain since the collectability was not assured as of May 31, 2015. The gain will be recognized upon receipt.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

5.	DISCONTINUED OPERATION OF ELITE ENGLISH - continued

Summary operating results from disposal of Elite English, which has been segregated from continuing operations in the Group’s consolidated statements of operations for the periods presented were as follows:

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Net revenue from discontinued operation	1,445	—	—

Loss on discontinued operations, net of tax	(407)	—	—

6.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with interest rates ranging from 2.8% to 6.5%. They are classified as short-term investments on the consolidated balance sheets as its contractual maturity dates are equal to or less than one year. The repayment of most of the financial products is guaranteed by the Chinese banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and accrued interest in full upon maturity of these investments.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the years ended May 31, 2013, 2014 and 2015, respectively.

Short-term investments consisted of the following:

	As of May 31,
	2014	2015
	US$	US$
Held-to-maturity investments	643,410	599,935

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

7.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2014	2015
	US$	US$
Course materials in schools	5,690	7,383
Publications in bookstores	16,676	16,600

	22,366	23,983

Inventory was marked down to the lower of cost or market value, in the amount of US$416 and US$513 for the years ended May 31, 2014 and 2015, respectively.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2014	2015
	US$	US$
Prepaid rent	28,168	35,973
Advances to suppliers	11,713	19,134
Receivable from the settlement bank for the proceeds of exercise of options and withholding tax	4,454	7,636
Interest receivable	10,474	6,490
Staff advances (a)	4,908	4,589
Prepaid advertising fees	3,094	3,652
Rental deposit	3,415	3,370
Value added taxes recoverable	1,408	1,979
Deposit of advertising & decoration	—	1,255
Receivable of social insurance	1,067	1,127
Prepaid property taxes and other taxes	653	830
Refundable deposit for school construction	377	100
Receivable from disposal of Mingshitang	160	137
Others (b)	8,507	11,561

	78,398	97,833

(a)	Staff advances were provided to staff for traveling and related use which are expensed as incurred and staff allowance for on-site enrollment activities.
(b)	Others primarily included maintenance fees and other miscellaneous prepayments.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

9.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of May 31,
	2014	2015
	US$	US$
Costs:
Intangible assets with indefinite lives:
Trademark	262	264
Intangible assets with finite lives:
Trademark	321	1,081
Courseware	49	50
Student base	112	2,093
Favorable lease	—	1,049
License	415	415

	1,159	4,952

Accumulated amortization:
Trademark	(184)	(256)
Courseware	(49)	(50)
Student base	(112)	(569)
Favorable lease	—	(60)
License	(78)	(98)

	(423)	(1,033)

Net carrying amount:
Intangible assets with indefinite lives:
Trademark	262	264
Intangible assets with definite lives:
Trademark	137	825
Courseware	—	—
Student base	—	1,524
Favorable lease	—	989
License	337	317

	736	3,919

Amortization expenses for the intangible assets for the years ended May 31, 2013, 2014 and 2015, were US$101, US$113 and US$607, respectively. As of May 31, 2015, the Group expects to record amortization expenses related to intangible assets US$1,163, US$859, US$249, US$225 and US$217 for the years ended May 31, 2016, 2017, 2018, 2019, 2020, respectively, and US$942 thereafter.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

10.	GOODWILL

	As of May 31,
	2014	2015
	US$	US$
Costs:
Beginning balance	3,760	3,692
Acquisition of Alice	—	7,540
Exchange of difference	(68)	(38)

Ending balance	3,692	11,194

Accumulated goodwill impairment loss:
Beginning balance	—	—

Ending balance	—	—

Goodwill, net	3,692	11,194

11.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of May 31,
	2014	2015
	US$	US$
Buildings	139,708	145,159
Transportation equipment	7,868	8,084
Furniture and education equipment	65,120	72,820
Computer equipment and software	28,713	36,502
Leasehold improvements	136,371	152,929

	377,780	415,494
Less: accumulated depreciation	(155,401)	(186,612)
Construction in-process	2,956	2,581

	225,335	231,463

Depreciation expense for the years ended May 31, 2013, 2014 and 2015 was US$38,984, US$43,578 and US$46,663, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

12.	LAND USE RIGHTS

Land use rights consisted of the following:

	As of May 31,
	2014	2015
	US$	US$
Land use rights	5,004	5,497
Less: accumulated amortization	(972)	(1,089)
Exchange differences	312	(146)

Land use rights, net	4,344	4,262

Amortization expenses for land use rights for the years ended May 31, 2013, 2014 and 2015 were US$108, US$117 and US$116, respectively. The Group expects to recognize US$116 in amortization expense for each of the next five years and
US$ 3,682 thereafter.

13.	LONG TERM INVESTMENTS

Long term investments consisted of the following:

	As of May 31,
	2014	2015
	US$	US$
Cost method investments:
Talent Boom Group Ltd (“Talent Boom”) (a)	2	—
Dajie.com Ltd (“Dajie.com”) (b)	2,000	2,000
Equity method investments:
Dongfangheli (c)	—	3,967
Zhishang (d)	—	2,313
Other Joint Ventures	—	3,124
Available-for-sale securities investments:
Alo7.com (e)	4,207	27,935
Tarena (f)	13,455	16,950
Juesheng.com (h)	—	7,440
ROBOROBO (i)	—	4,356
Kouyu100 (j)	—	3,472
Golden Finance (k)	—	3,398
Other investments	—	3,556
Held-to-maturity investments: (g)	97,449	247,480

	117,113	325,991

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

13.	LONG TERM INVESTMENTS - continued

(a)	In December 2006, the Group acquired 20% interest in Talent Boom. The Group has no representation on Talent Boom’s board of directors or its management and does not have the ability to exercise significant influence over the operating and financial policies of Talent Boom. Accordingly, the investment in Talent Boom was accounted for as a cost-method investment. The Group recorded US$2 impairment loss during the year ended May 31, 2015.

(b)	In September 2011, the Group signed a share subscription agreement to invest US$2,000 for 5% equity ownership interest in Dajie.com. The fair value of Dajie.com’s equity ownership interest is not readily determinable and the Group does not have the ability to exercise significant influence over the operating and financial policies of Dajie.com. Accordingly, the investment in Dajie.com has been accounted for as a cost-method investment.

(c)	In August 2014, the Group invested US$4,034 for acquiring 50% equity interest of Beijing Dongfangheli Investment and Development Ltd. (“Dongfangheli”), a company concentrating on investment in educational research and development programs and software, consulting services and etc.. The Group used the equity method to account for the investment, because the Group has the ability to exercise significant influence but does not have control over the investees.

(d)	In July 2014, Xuncheng invested US$2,662 for acquiring 55% equity interest of Beijing Zhishang Education & Technology Co., Ltd. (“Zhishang”), an online professional educational training platform. The Group does not have a controlling power over Zhishang because other investors has the significant participating rights, but has the ability to exercise significant influence, therefore the Group used the equity method to account for the investment.

(e)	On March 5, 2012, the Group acquired a convertible promissory from Alo7.com for US$1,000, which entitled the Group to automatic convert the note into identical equity securities. On July 1, 2012, the Group converted the US$1,000 promissory note into convertible redeemable preferred shares and warrants issued by Alo7.com, for 3.4% equity ownership interest in Alo7.com on an as-converted basis.

In March, June and September 2014, the Group further invested US$2,576, US$300 and US$10,000 into Alo7.com for preferred shares. These investments are classified as available-for-sale securities and measured subsequently at fair value which is considered as Level 2 inputs. The Group measured the fair value of the investment in Alo7.com based on the purchase price of preferred shares agreed by third parties with similar terms close to the fiscal year end of 2015. Unrealized holding gains of nil, US$631 and US$13,428 were reported in other comprehensive income for the years ended May 31, 2013, 2014 and 2015, respectively.

The above equity interests were diluted by Alo7.com’s subsequent financing activities. As of May 31, 2015, the Company had 17.16% equity interests in Alo7.com on an as-converted basis.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

13.	LONG TERM INVESTMENTS - continued

(f)	In March 2014, the Group invested US$13,500 in Tarena, which is a service provider of IT professional education in China, for 2.96% ownership. This investment is classified as available-for-sale securities and measured subsequently at fair value which is considered as Level 1 inputs. Unrealized holding loss of nil, US$45 and gain of US$3,495 was reported in other comprehensive income for the years ended May 31, 2013, 2014 and 2015, respectively.

(g)	The Group’s long-term held-to-maturity investments consist of trusts guaranteed by banks with the maturity more than one year, which are stated at their amortized cost. The trusts were invested in April, June and September 2014 with the amounts of US$96,805, US$80,671 and US$64,537, respectively, and interest income of nil, US$1,404 and US$20,882 was recognized in the consolidated statements of operations for the years ended May 31, 2013, 2014 and 2015, respectively.

(h)	In August 2014 and May 2015, the Group invested US$3,006 and US$501 respectively in Juesheng.com, a company engaging in providing international educational products search engine service, for 11.88% equity ownership interests on an as-converted basis. These investments are classified as available-for-sale securities and measured subsequently at fair value which is considered as Level 2 inputs. Unrealized holding gain of nil, nil and US$3,933 was reported in other comprehensive income for the year ended May 31, 2013, 2014 and 2015, respectively.

(i)	In April 2015, the Group acquired 18% equity interest in ROBOROBO for a cash consideration of US$4,356, a company applying various robots build training courses for kids with different ages to develop their brains. As of May 31, 2015, US$1,452 of the total consideration was not paid. The investment is classified as available-for-sale security and measured at fair value. As the transaction date was close to the fiscal year end, there was no operation change or significant transaction occurred, the initial purchase price was considered the fair value of this investment as of May 31, 2015.

(j)	In December 2014, the Group acquired 7% equity interest in Kouyu100, for a cash consideration of US$3,472, a company applying cutting edge psychoacoustic technology to spoken language training, correcting the pronunciation of a student like a real tutor. The investment is classified as available-for-sale security and measured at fair value. As there was no operation change or significant transaction occurred since the transaction date, the initial purchase price was considered the fair value of this investment as of May 31, 2015.

(k)	In April 2015, the Group acquired 19.5% equity interest in Golden Finance for a cash consideration of US$3,398, a company focusing on training programs associated with Finance and Business Management. The investment is classified as available-for-sale security and measured at fair value. As the transaction date was close to the fiscal year end, there was no operation change or significant transaction occurred, the initial purchase price is considered the fair value of this investment as of May 31, 2015.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2014	2015
	US$	US$
Accrued payroll	84,888	103,270
Refundable fees received from students (a)	13,296	10,023
Business taxes payable	6,906	9,701
Accrued advertising fees	4,854	8,210
Individual taxes withholding	9,668	8,148
Payable for purchase of property and equipment	6,018	7,433
Welfare payable	4,169	6,213
Amounts reimbursable to employees (b)	7,658	5,418
Rent payable	4,339	3,883
Royalty fees payable (c)	4,953	2,565
Refundable deposit (e)	2,313	1,956
Other taxes payable	2,515	1,887
Accrued professional service fees	2,585	1,683
Acquisition & Investment payable (d)	4,594	1,452
Value added taxes payable	1,278	1,147
Others (f)	8,884	5,814

Total	168,918	178,803

(a)	Refundable fees received from students represent (1) the miscellaneous expenses other than tuition fee received from students which will be paid out on behalf of students; and (2) tuition fees refundable to students for withdrawn classes.

(b)	Amounts reimbursable to employees included traveling and the related expenses incurred by employees on behalf of the Group.

(c)	Royalty fees payable related to payments to content providers for on-line learning programs and those to counterparties for copyright and resource sharing.

(d)	Acquisition & Investment payable as of May 31, 2014 represents an acquistion payable for CMSI (Note 3), and has been fully paid off during the year ended May 31, 2015. The balance as of May 31, 2015 represents a payable for an available-for-sale investment in ROBOROBO, and it was fully paid in July 2015.

(e)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation and student security deposits refunded upon completion of the study tour.

(f)	Others primarily included transportation expenses, utility fees, property management fees, payable for class action settlement and other miscellaneous expenses payable.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

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

As of May 31, 2015, the Company has transferred 16,000,000 common shares to its depositary bank to be issued to employees and non-employees upon the exercise of their vested share options or upon the vesting of non-vested equity shares (“NES”). During the years ended May 31, 2013, 2014 and 2015, the Company has repurchased 1,683,400, 762,100 and 2,800,849 common shares, respectively, from the open market and the shares are reserved for the employees and non-employees to exercise of their vested share options and NES in future. As of May 31, 2015, 1,892,624 treasury shares remain for future issuance upon the exercise of share options and vesting of NES.

The Company recorded total share-based compensation of US$27,242, US$20,079 and US$15,689 during the years ended May 31, 2013, 2014 and 2015, respectively.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

15.	SHARE-BASED COMPENSATION - continued

The exercise price of share options is at least 100% of the fair value of the common shares on the date of the grant. The term of a share option is up to ten years from the date of grant. The share options generally vest over three years at six-month vesting increments per year.

As of May 31, 2015, 11,285,510 common shares out of the 16,000,000 common shares had been issued to employees and non-employees upon the exercise of their share options, and 1,968,241 shares out of the 5,246,349 treasury shares had been reissued to employees and non-employees upon exercise of their share options.

A summary of share options activity under 2006 Share Incentive Plan for years ended May 31, 2012, 2013, 2014 and 2015 was as follows:

	Weighted Number of options	Weighted average exercise prices	remaining contractual life	Aggregated intrinsic value
		US$	years	US$
Options outstanding at May 31, 2012	5,136,297	15.34	7.43	57,371

Granted	—	—
Exercised	(734,048)	7.81
Forfeited	(765,000)	12.91

Options outstanding at May 31, 2013	3,637,249	9.27	6.39	47,503

Granted	—	—
Exercised	(2,113,094)	8.37
Forfeited	(252,000)	12.19

Options outstanding at May 31, 2014	1,272,155	10.18	6.20	19,898

Granted	—	—
Exercised	(953,514)	11.81
Forfeited	—	—

Options outstanding at May 31, 2015	318,641	5.3	1.92	5,903

Options vested and expect to vest at May 31, 2015	318,641	5.3	1.92	5,903

Options exercisable at May 31, 2015	318,641	5.3	1.92	5,903

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

15.	SHARE-BASED COMPENSATION - continued

Share options - continued

The total intrinsic value of share options exercised during the years ended May 31, 2013, 2014 and 2015 were US$7,486, US$34,578 and US$5,249, respectively. No new share options was granted during the year ended May 31, 2013, 2014 and 2015, respectively. As of May 31, 2015, no unrecognized compensation expense was related to share options.

NES

The following table summarizes information regarding NES:

NES	Grant-date Shares granted	fair value and intrinsic value
		US$
Grant date:
January 24, 2008	2,720,000	12.75
March 11, 2008	152,000	14.00
July 1, 2008	278,500	13.75
Oct 28, 2008	3,200	12.65
May 15, 2009	205,548	12.75
June 15, 2009	316,200	15.13
May 26, 2010	556,848	21.75
June 10, 2011	811,020	25.11
July 23, 2012	1,956,935	12.19
May 27, 2013	208,590	20.33
July 19, 2013	19,830	22.80
July 23, 2014	209,650	21.01
September 29, 2014	24,020	22.32
February 5, 2015	600,000	18.52

Total	8,062,341

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

15.	SHARE-BASED COMPENSATION - continued

NES - continued

In July 2014, the Company granted 209,650 NES to employees which will vest on 31 May 2015.

In September 2014, the Company granted 24,020 NES to employees which will vest on 31 May 2015.

In February 2015, the Company granted 600,000 NES to employees which will vest 240,000, 180,000 and 180,000 on 31 December 2015, 2016 and 2017, respectively.

As of May 31, 2015, 4,714,490 common shares out of the 16,000,000 common shares had been issued to employees and non-employees upon the vesting of their NES, and 1,385,484 shares out of the 5,246,349 treasury shares had been reissued to employees and non-employees upon the vesting of their NES.

A summary of NES activities under 2006 Share Incentive Plan for the years ended May 31, 2012, 2013, 2014 and 2015 was as follows:

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$
NES outstanding at May 31, 2012	521,000	20.47
Granted	2,165,525	12.97
Vested	(1,054,962)	15.84
Forfeited	(120,593)	14.40

NES outstanding at May 31, 2013	1,510,970	13.45
Granted	19,830	22.80
Vested	(810,052)	14.30
Forfeited	(100,818)	14.97

NES outstanding at May 31, 2014	619,930	12.39

Granted	833,670	19.26
Vested	(575,432)	15.44
Forfeited	(271,768)	13.23

NES outstanding at May 31, 2015	606,400	18.55

NES vested and expect to vest at May 31, 2015	606,400	18.55

The total fair value of shares vested during the year ended May 31, 2015 was US$8,887. The weighted average grant date fair value of NES granted during the years ended May 31, 2013, 2014 and 2015 was US$12.97, US$22.80 and US$19.26 respectively. As of May 31, 2015, total unrecognized compensation expense for NES of US$8,650 is expected to be recognized over a weighted average period of 1.60 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAXES

Significant components of provision for income taxes for the years ended May 31, 2013, 2014 and 2015 were as follows:

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Current:
PRC	18,985	28,235	31,552

Deferred:
PRC	(3,630)	(2,193)	(5,331)

Total provision for income taxes	15,355	26,042	26,221

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries Smart Shine, Winner Park and Elite Concept are located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. These subsidiaries recorded income tax expenses of US$10, US$4,399 and US$7,471 during the years ended May 31, 2013, 2014 and 2015, respectively. Elite Concept and Smart Shine received a special dividend of US$43,992 and US$55,587 during the years ended May 31, 2014 and 2015. The withholding tax of US$4,399 and US$5,559 in connection with the dividends were fully paid during the years ended May 31, 2014 and 2015, respectively.

The Company’s PRC subsidiaries and the VIEs are subject to the 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. Beijing Decision, Beijing Hewstone and Xuncheng continued to qualify as HNTE in Beijing and were subject to a tax rate of 15% during the years ended May 31, 2014, 2015 and 2016.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAXES - continued

Enterprises that qualify as the “newly established software enterprise” (“NESE”) are exempt from EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Right Time, Beijing Joy Tend, Beijing Top, Beijing Magnificence and Beijing Shenghe were qualified as NESE and enjoyed the EIT tax benefit that began from January 2010, January 2011, January 2012, January 2013, January 2013, January 2014, January 2015 and January 2014, respectively.

Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2015. If Beijing Haidian School is required to pay EIT in future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2014	2015
	US$	US$
Current deferred tax assets
Allowance doubtful accounts	83	205
Accrued expenses	12,353	15,990
Deferred revenue for incentive plan	—	2,382

Total current deferred tax assets	12,436	18,577
Less: valuation allowance	(403)	(589)

Current deferred tax assets, net	12,033	17,988

Non-current deferred tax assets
Net operating loss carry-forwards	6,095	7,403

Total non-current deferred tax assets	6,095	7,403
Less: valuation allowance	(3,871)	(2,363)

Non-current deferred tax assets, net	2,224	5,040

Non-current deferred tax liabilities
Acquired of non-current assets	(1,722)	(2,461)

Total non-current deferred tax liabilities	(1,722)	(2,461)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAXES - continued

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$2,952 as of May 31, 2015, or a decrease of US$1,322 from $4,274 as of May 31, 2014.

As of the year ended May 31, 2015, the Group had net operating loss carried forward of US$30,848 from the Company’s PRC subsidiaries and VIEs, which will expire on various dates from May 31, 2016 to May 31, 2020.

A reconciliation of the effective tax rates from the 25% statutory tax rates was as follows for the years ended May 31, 2013, 2014 and 2015:

	Years ended May 31,
	2013	2014	2015
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Effect of expenses not deductible for tax purposes	8.70	4.33	4.91
Effect of differential tax rate other than tax holiday	(1.58)	(0.00)	(0.00)
Effect of tax holiday	(21.18)	(20.34)	(20.82)
Changes in valuation allowance	(0.93)	(0.09)	(0.59)
Effect of dividend withholding tax	—	1.81	3.39

Total provision for income taxes	10.01	10.71	11.89

If the tax holidays granted to the WFOEs and current tax treatments on certain schools and subsidiaries of New Oriental China and Xuncheng were not available, the Group’s income tax expense would have increased by US$32,489, US$49,464 and US$47,080, the basic net income per share attributable to the Company would decrease by US$0.21, US$0.32 and US$0.30 for the years ended May 31, 2013, 2014 and 2015, respectively, and the diluted net income per share attributable to the Company would decrease by US$0.21, US$0.31 and US$0.30 for the years ended May 31, 2013, 2014 and 2015, respectively.

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

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

16.	INCOME TAXES - continued

If the Company were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC schools and subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. During the years ended May 31, 2014 and 2015, Beijing Hewstone and Shanghai Smart Words paid US$ 4,399 and US$5,559 withholding tax when they paid a special dividend to their parent companies, Elite Concept and Smart Shine, respectively.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution was US$788,016 and US$789,338 as of May 31, 2014 and May 31, 2015, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2013, 2014 and 2015, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

17.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Numerator used in basic and diluted net income per share:
Net income attributable to
New Oriental Education & Technology Group Inc.
Net income on continuing operation	136,676	215,704	193,013
Net income on discontinued operation	(407)	—	—

Net income available for future distribution	136,269	215,704	193,013

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	155,762,959	156,033,992	156,438,606

Plus incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	2,060,833	1,869,472	863,568

Weighted average common shares outstanding used in computing diluted net income per share	157,823,792	157,903,464	157,302,174

Net income from continuing operation per share
- Basic	0.88	1.38	1.23
- Diluted	0.87	1.37	1.23

Net income from discontinued operation per share
- Basic	(0.00)	—	—
- Diluted	(0.00)	—	—

1,683,400, 620,721 and 1,892,624 treasury shares that remain for future issuance have been excluded in computing basic and diluted net income per share for the years ended May 31, 2013, 2014 and 2015, respectively.

2,169,000, nil and nil employee stock options have been excluded from the dilutive share calculation for the years ended May 31, 2013, 2014 and 2015, respectively, as their effects were anti-dilutive.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

18.	RELATED PARTY TRANSACTION

The Group had the following balances and transaction with related parties:

			Amounts due from related parties-non current As of May 31,
	Notes	Relationship	2014	2015
			US$	US$
Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO	930	1,497

			Amounts due from related parties-current As of May 31,		Amounts due to related parties-current As of May 31,
	Notes	Relationship	2014	2015	2014	2015
			US$	US$	US$	US$

Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO	1,073	1,096	—	—
MaxEn	(2)	Joint Venture	3,043	2,490	4	1,992
Zhishang Education		Joint Venture	—	—	—	3

Total			4,116	3,586	4	1,995

			Rental expense For the year ended May 31
			2013	2014	2015
			US$	US$	US$

Metropolis Holding China Limited	(1)	Company controlled by Chairman and CEO	4,276	4,173	5,298

			Gain on disposal of subsidiaries For the year ended May 31
			2013	2014	2015
			US$	US$	US$

MaxEn	(Note 4)	Joint Venture	—	3,621	—

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

18.	RELATED PARTY TRANSACTION - continued

(1)	Since April 2010, the Group began renting a large portion of a building owned by Metropolis Holding China Limited for office space. In March 2012, Metropolis Holding China Limited was acquired by a company wholly owned by Mr. Yu, the Group’s chairman and chief executive officer. As a result, Metropolis Holding China Limited became a related party of the Group thereafter. As of May 31, 2015, the non-current and current amounts due from Metropolis Holding China Limited were US$1,497 and US$1,096, respectively, which represented prepaid rent and deposit for the building. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by all of the directors.

(2)	In September 2012, MaxEn became a joint venture of the Group. As a result, MaxEn became a related party of the Group thereafter. As of May 31, 2015, the amount due from MaxEn was US$2,490, which represented MaxEn’s pre-operating expenses of US$578 prepaid by the Group and unpaid consideration of US$1,912 for disposal of Boost Caring and North Star; the amount due to MaxEn was US$1,992, which represented miscellaneous payments of US$13 paid for the Group and tuition collected on behalf of MaxEn of US$1,979. The amount due to MaxEn is non-interest bearing and unsecured and has no fixed repayment terms.

19.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices, classroom, and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows on May 31, 2015:

US$
Years ending May 31:
2016	135,927
2017	146,013
2018	88,021
2019	63,982
2020	45,570
Thereafter	53,345

532,858

Rent expense for the years ended May 31, 2013, 2014 and 2015 related to all cancelable and non-cancelable leases were US$137,046, US$142,032 and US$157,523, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

19.	COMMITMENTS AND CONTINGENCIES - continued

Capital commitments

As of May 31, 2015, future minimum capital commitments under non-cancelable construction were as follows:

US$
Capital commitment for the purchase of property and equipment	604
Capital commitment for leasehold improvements	3,068

3,672

Investment commitments

In May 2015, the Group entered into an investment agreement with a third party to invest 36% equity interest with a total cash consideration of US$ 2,955. The ownership transferring process was completed in June 2015. The Group made a commitment to contribute cash of US$ 2,955 to the investee among which US$ 1,987 was paid until September 2015.

Contingencies

During July to August 2012, four federal securities class actions have been filed against the Company, its directors and certain of its officers (“defendant”). These class actions seek to recover damages caused by the defendants’ alleged violations of federal securities laws and to pursue remedies under the Securities Exchange Act of 1934 and Rule 10b-5. One of the four class actions was voluntarily dismissed in October 2012, and the remaining three class actions were consolidated into one complaint with a lead plaintiff. The Company reached a preliminary settlement of the actions with the plaintiffs in April 2014. The Court entered into an order preliminarily approving the settlement agreements on June 10, 2014 and scheduled a final approval hearing on November 14, 2014. Based on the final settlement, the Company paid US$4,750 to the plaintiff, of which US$3,500 would be covered by directors and officers liability insurance. The class action was closed out in November 2014 and the Company and the insurance companies have made the payments as of May 31, 2015.

The Group is also a party to several legal proceedings or claims in China that the Group believes are immaterial.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

20.	NONCONTROLLING INTEREST

	Koolearn Corporation	New Road	Total
	US$	US$	US$
Balance as of May 31, 2014	—	—	—
Capital Injection from noncontrolling interest shareholders	3,752	39	3,791
Loss attributed to noncontrolling interest shareholders	(294)	(1)	(295)

Balance as of May 31, 2015	3,458	38	3,496

In February 2015, Koolearn Corporation issued 5,000,000 ordinary shares to certain employees and received the cash consideration of US$3,752. The Company recognized it as a noncontrolling interest which represents 5.9% equity interest over Koolearn Corporation as of May 31, 2015.

In February 2015, Beijing New Road Information Consulting Services Co., Ltd which provides travel agent service was established. The Company and another investor have 51% and 49% equity interest, respectively. In April 2015, the cash consideration of US$ 39 was fully paid by the other investor.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

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

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating costs and expenses, and operating income. Net revenues, operating costs and expenses, operating income, and total assets by segment were as follows:

For the year ended May 31, 2013

	Language	Primary and
	training and test	secondary
	preparation courses	education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	818,550	20,712	120,592	959,854

Operating costs and expenses:
Cost of revenues	(328,663)	(8,396)	(47,118)	(384,177)
Selling and marketing	(96,064)	(1,712)	(27,670)	(125,446)
General and administrative	(198,718)	(6,648)	(27,438)	(232,804)
Unallocated corporate expenses	—	—	—	(94,862)

Total operating costs and expenses	(623,445)	(16,756)	(102,226)	(837,289)

Operating income	195,105	3,956	18,366	122,565

Segment assets	544,669	59,791	220,441	824,901
Unallocated corporate assets	—	—	—	528,540

Total assets	544,669	59,791	220,441	1,353,441

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

21.	SEGMENT INFORMATION - continued

For the year ended May 31, 2014

	Language	Primary and
	training and test	secondary
	preparation courses	education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	969,947	24,063	144,877	1,138,887

Operating costs and expenses:
Cost of revenues	(388,998)	(8,488)	(54,183)	(451,669)
Selling and marketing	(112,092)	(956)	(34,009)	(147,057)
General and administrative	(204,679)	(8,748)	(36,745)	(250,172)
Unallocated corporate expenses	—	—	—	(96,043)

Total operating costs and expenses	(705,769)	(18,192)	(124,937)	(944,941)
Gain on disposal of subsidiaries	—	—	3,621	3,621

Operating income	264,178	5,871	23,561	197,567

Segment assets	709,979	65,357	245,505	1,020,841
Unallocated corporate assets	—	—	—	582,704

Total assets	709,979	65,357	245,505	1,603,545

For the year ended May 31, 2015

	Language	Primary and
	training and test	secondary
	preparation courses	education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	1,040,380	26,735	179,651	1,246,766

Operating costs and expenses:
Cost of revenues	(442,994)	(9,083)	(74,243)	(526,320)
Selling and marketing	(122,697)	(1,039)	(42,540)	(166,276)
General and administrative	(245,315)	(10,068)	(49,387)	(304,770)
Unallocated corporate expenses	—	—	—	(95,871)

Total operating costs and expenses	(811,006)	(20,190)	(166,170)	(1,093,237)

Operating income	229,374	6,545	13,481	153,529

Segment assets	937,020	75,046	299,442	1,311,508
Unallocated corporate assets	—	—	—	640,029

Total assets	937,020	75,046	299,442	1,951,537

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

22.	MAINLAND CHINA CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$42,097, US$52,159 and US$61,448 for the years ended May 31, 2013, 2014 and 2015, respectively.

23.	STATUTORY RESERVE

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended May 31, 2013, 2014 and 2015, US$524, US$1,029 and US$530 was accrued for the general reserve, respectively.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended May 31, 2013, 2014 and 2015, appropriations to the development fund amounted to US$21,946, US$21,116 and US$23,212, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$22,470, US$22,145 and US$23,742 to statutory reserves during the years ended May 31, 2013, 2014 and 2015, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2013, 2014 AND 2015

(In thousands, except share and per share data, or otherwise noted)

24.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was US$239,245 and US$270,674, of which US$188,017 and US$216,526 was attributed to the paid in capital and statutory reserves of the VIEs and US$51,228 and US$54,148 was attributed to the paid in capital and statutory reserves of the WFOEs, as of May 31, 2014 and 2015, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

25.	SUBSEQUENT EVENTS

On July 19, 2015, the Board of Directors declared a special cash dividend in the amount of US$0.4 per ADS/common share. The cash dividend will be paid in October 2015 to the shareholders of record at the close of business on September 4, 2015. The aggregate amount of cash dividends to be paid is approximately US$63 million, which will be funded by the surplus cash on the Company’s balance sheet.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2014	2015
	US$	US$
ASSETS

Current assets:
Cash and cash equivalents	15,874	22,748
Prepaid expense and other current assets	8,137	10,780
Amounts due from related parties	18,511	25,696

Total current assets	42,522	59,224
Long term investments	19,662	51,902
Investments in subsidiaries and VIEs	976,348	1,194,328

Total assets	1,038,532	1,305,454

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	12,417	9,689
Amounts due to related parties	357	75,417

Total current liabilities	12,774	85,106

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2014 and 2015; 158,379,387 shares issued as of May 31, 2014 and 2015; 157,758,666 and 156,486,763 shares outstanding as of May 31, 2014 and 2015, respectively)	1,584	1,584
Treasury stock	(6)	(19)
Additional paid-in capital	174,009	141,653
Retained earnings	784,612	977,625
Accumulated other comprehensive income	65,559	99,505

Total shareholders’ equity	1,025,758	1,220,348

Total liabilities and equity	1,038,532	1,305,454

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Operating costs and expenses:
General and administrative	32,208	20,435	12,963

Total operating costs and expenses	32,208	20,435	12,963

Operating loss	(32,208)	(20,435)	(12,963)
Other income	—	—	—
Interest income	49	1	2
Equity in earnings of subsidiaries and VIEs	168,428	236,138	205,974

Net income	136,269	215,704	193,013

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(In thousands)

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Net income	136,269	215,704	193,013

Other comprehensive income, net of tax
Foreign currency translation adjustment	27,729	(17,894)	12,006
Unrealized gain on available-for-sale securities, net of tax effect of nil, nil and nil for years ended May 31, 2013, 2014 and 2015	—	586	21,940

Other comprehensive income/ (loss)	27,729	(17,308)	33,946

Comprehensive income	163,998	198,396	226,959

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company Statements of Changes in Equity

(In thousands, except share data)

	Common shares		Additional paid-in	Treasury	Retained	Accumulated other comprehensive	Total shareholders’
	Unrestricted	Amount	capital	stock	earnings	income	equity
	shares	US$	US$	US$	US$	US$	US$
Balance at June 1, 2012	158,379,387	1,555	161,485	—	472,224	55,138	690,402
Issuance of ADS shares for the exercises of employee share options	—	7	5,726	—	—	—	5,733
Non-vested equity shares vested	—	11	(11)	—	—	—	—
Share based compensation expense	—	—	27,242	—	—	—	27,242
Dividend declared	—	—	3,010	—	—	—	3,010
Share repurchase	(1,683,400)	—	(33,116)	(17)	—	—	(33,133)
Net income	—	—	—	—	136,269	—	136,269
Foreign currency translation adjustment	—	—	—	—	—	27,729	27,729

Balance at May 31, 2013	156,695,987	1,573	164,336	(17)	608,493	82,867	857,252

Issuance of ADS shares for the exercises of employee share options	—	11	7,837	—	—	—	7,848
Reissuance of Treasury stock for the exercises of employee share options	1,014,727	—	13,514	10	—	—	13,524
Reissuance of Treasury stock for Non-vested equity shares vested	810,052	—	(8)	8	—	—	—
Share based compensation expense	—	—	20,079	—	—	—	20,079
Dividend declared	—	—	(14,891)	—	(39,585)	—	(54,476)
Share repurchase	(762,100)	—	(16,858)	(7)	—	—	(16,865)
Net income	—	—	—	—	215,704	—	215,704
Foreign currency translation adjustment	—	—	—	—	—	(17,894)	(17,894)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	—	586	586

Balance at May 31, 2014	157,758,666	1,584	174,009	(6)	784,612	65,559	1,025,758

Reissuance of Treasury stock for the exercises of employee share options	953,514	—	11,353	9	—	—	11,362
Reissuance of Treasury stock for Non-vested equity shares vested	575,432	—	(6)	6	—	—	—
Share based compensation expense	—	—	15,689	—	—	—	15,689
Share repurchase	(2,800,849)	—	(59,392)	(28)	—	—	(59,420)
Net income	—	—	—	—	193,013	—	193,013
Foreign currency translation adjustment	—	—	—	—	—	12,006	12,006
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	—	21,940	21,940

Balance at May 31, 2015	156,486,763	1,584	141,653	(19)	977,625	99,505	1,220,348

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2013	2014	2015
	US$	US$	US$
Cash flows from operating activities:
Net income	136,269	215,704	193,013
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(168,428)	(236,138)	(205,974)
Dividend received from subsidiaries	—	83,728	—
Share-based compensation expense	27,242	20,079	15,689
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(91)	(2,958)	(2,613)
Accrued expenses and other current liabilities	4,015	4,988	(2,728)
Amounts due from/to related parties	(4,950)	(849)	(762)

Net cash provided by (used in) operating activities	(5,943)	84,554	(3,375)

Cash flows from investing activities
Long term investment in Dajie.com	—	—	—
Long term investment in Alo7.com	—	(2,576)	(10,300)
Long term investment in Tarena	—	(13,500)	—
Loan to related parties	(1,630)	—	(6,423)
Repayment from related parties	—	15,500	—

Net cash used in investing activities	(1,630)	(576)	(16,723)

Cash flows from financing activities:
Proceeds from issuance of common shares upon exercise of share options	5,733	21,849	11,332
Loan from related party	43,000	—	75,060
Loan repayment to related party	—	(42,643)	—
Cash paid for shares repurchase	(28,511)	(21,487)	(59,420)
Cash paid for dividend	(46,990)	(54,476)	—

Net cash provided by (used in) financing activities	(26,768)	(96,757)	26,972

Net Increase / (decrease) in cash and cash equivalents	(34,341)	(12,779)	6,874
Cash and cash equivalents, beginning of year	62,994	28,653	15,874

Cash and cash equivalents, end of year	28,653	15,874	22,748

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Note to the Financial Statements

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and VIEs.

2.	INVESTMENTS IN SUBSIDIARIES AND VIEs

The Company and its subsidiaries and VIEs were included in the consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and VIEs were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and VIEs were reported as equity in earnings of subsidiaries and VIEs in the accompanying parent company financial statements.

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2013 and 2014:

	May 31,
	2014	2015
	US$	US$
Amount due from related parties:
Winner Park	11	12
Smart Shine	8,511	8,512
Elite Concept Holdings Limited	7,871	8,631
New Oriental China	2,118	8,541

	18,511	25,696

Amount due to related parties:
Elite Concept Holdings Limited	357	357
Abundant State Limited	—	75,060

	357	75,417

All related party balances were non-interest bearing and unsecured.