Form 20-F
period 2016-05-31
New Oriental Education & Technology Group Inc.
filed 2016-09-27
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2016.

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

Zhihui Yang, Chief Financial Officer

Tel: +(86 10) 6090-8000

E-mail: yangzhihui@xdf.cn

Fax: +(86 10) 6260-5511

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing one common share*	New York Stock Exchange
Common shares, par value US$0.01 per share**	New York Stock Exchange

*	Effective on August 18, 2011, the ratio of ADSs to our common shares was changed from one ADS representing four common shares to one ADS representing one common share.
**	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 157,439,397 common shares, par value US$0.01 per share, as of May 31, 2016.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.5798 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2014, 2015 and 2016 and the consolidated balance sheet data as of May 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2012 and 2013 and the selected consolidated balance sheet data as of May 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2012, 2013 and 2014, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5—A. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

(in thousands of US$ except share, per share and per ADS data)	For the Years Ended May 31,
	2012(3)	2013	2014	2015	2016
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	675,189	857,685	1,006,198	1,102,974	1,309,339
Books and others	78,006	102,169	132,689	143,792	169,009

Total net revenues	753,195	959,854	1,138,887	1,246,766	1,478,348
Operating costs and expenses:(1)
Cost of revenues	(293,063)	(384,177)	(451,669)	(526,320)	(614,364)
Selling and marketing	(113,568)	(142,098)	(169,062)	(188,483)	(197,897)
General and administrative	(226,404)	(311,014)	(324,210)	(378,434)	(471,010)
Total operating costs and expenses	(633,035)	(837,289)	(944,941)	(1,093,237)	(1,283,271)

Gain on disposal of subsidiaries	—	—	3,621	—	3,760

Operating income	120,160	122,565	197,567	153,529	198,837
Other income, net:
Interest income	25,488	30,121	44,880	66,605	66,861
Miscellaneous income, net	1,040	772	752	342	1,586

Provision for income taxes:
Current	(14,027)	(18,985)	(28,235)	(31,552)	(39,467)
Deferred	3,255	3,630	2,193	5,331	1,936

Provision for income taxes	(10,772)	(15,355)	(26,042)	(26,221)	(37,531)
Loss from equity method investments	—	(1,427)	(1,453)	(1,537)	(4,425)
Loss from discontinued operations, net of tax	(3,228)	(407)	—	—	—
Net income	132,688	136,269	215,704	192,718	225,328

(in thousands of US$ except share, per share and per ADS data)	For the Years Ended May 31,
	2012(3)	2013	2014	2015	2016
Add: Net loss (gain) attributable to noncontrolling interests	—	—	—	295	(444)
Net income attributable to New Oriental Education & Technology Group Inc.	132,688	136,269	215,704	193,013	224,884
Net income from continuing operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc. (2)
- Basic	0.88	0.88	1.38	1.23	1.43

- Diluted	0.87	0.87	1.37	1.23	1.43

Net income (loss) from discontinued operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc. (2)
- Basic	(0.02)	(0.00)	—	—	—

- Diluted	(0.02)	(0.00)	—	—	—

Shares used in calculating basic net income per share	154,627,784	155,762,959	156,033,992	156,438,606	156,782,439

Shares used in calculating diluted net income per share	156,872,441	157,823,792	157,903,464	157,302,174	157,391,686

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the years Ended May 31,
(in thousands of US$)	2012	2013	2014	2015	2016
Cost of revenues	216	—	—	—	—
General and administrative	23,909	27,242	20,079	15,689	16,810
Total	24,125	27,242	20,079	15,689	16,810

(2)	Each ADS represents one common share.
(3)	Historical financial statements were adjusted retrospectively to reflect the discontinued operations of Elite English in the year ended May 31, 2013.

The following table presents our selected consolidated balance sheet data as of May 31, 2012, 2013, 2014, 2015 and 2016:

(in thousands of US$)	2012	2013	2014	2015	2016
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	428,261	417,166	371,593	531,298	709,209
Total assets	1,128,817	1,353,441	1,603,545	1,951,537	2,354,834
Total current liabilities	438,303	489,835	576,065	725,232	918,190
Total liabilities	438,415	496,189	577,787	727,693	920,172
Total New Oriental Education & Technology Group Inc. shareholders’ equity	690,402	857,252	1,025,758	1,220,348	1,404,572
Noncontrolling interests	—	—	—	3,496	30,090
Total equity	690,402	857,252	1,025,758	1,223,844	1,434,662

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

We have invested significantly in brand promotion initiatives. We cannot, however, assure you that these or our other marketing efforts will be successful in promoting our brand to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our programs, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected. In addition, any negative publicity relating to our company or our programs and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

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

We have increased the number of our schools in China from 25 as of May 31, 2006 to 66 as of May 31, 2016, and we increased the number of our learning centers in China from 111 as of May 31, 2006 to 748 as of May 31, 2016. We may continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

As part of our business strategy, we have pursued and intend to continue to pursue selective strategic acquisitions of businesses that complement our existing businesses. Acquisitions expose us to potential risks, including risks associated with the diversion of resources from our existing businesses, difficulties in successfully integrating the acquired businesses, failure to achieve expected growth by the acquired businesses and an inability to generate sufficient revenue to offset the costs and expenses of acquisitions. If the revenue and cost synergies that we expect to achieve from our acquisitions do not materialize, we may have to recognize impairment charges. For example, in September 2010, we completed the acquisition of a 100% equity interest in Newave Education, a K-12 English language school in Shanghai. Due to the breach of contract by the seller of Newave Education, we submitted a request for arbitration to the China International Economic and Trade Arbitration Commission for full refund of the purchase consideration which we had paid. The case was closed in December 2011, and we received the full refund by the end of the fiscal year ended May 31, 2012.

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

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests that were previously offered in paper format only are now offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Further, the Chinese Ministry of Education, or the MOE, promulgated new curriculum standards on December 28, 2011 for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English. These new curriculum standards took effect in the fall semester of 2012, and we finished adapting our tutoring programs and materials to these changes in curriculum standards in July 2013. In September 2014, the government announced plans to change policies relating to the gaokao, or college entrance exam, that will change the format of English exam in the coming years. In December 2014, the MOE issued the Implementation Opinions on Scholastic Standard Test of Senior Secondary Schools and the Opinions on Strengthening and Improving the Comprehensive Aptitude Assessment of High School Students, both of which reform the policies relating to the college entrance exam, including but not limited to the subject, format and content of the exam. These policies will be implemented on a province-by-province basis and some provinces such as Beijing, Shanghai, Zhejiang have promulgated relevant regulations on reformation of the college entrance exam. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

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

Many factors may cause our gross and net margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of 5 and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. The average class size for our short-term language training and test preparation courses started to decrease since the fiscal year ended May 31, 2009. In our fiscal year ended May 31, 2016, the average class size was approximately eight students per class, compared to approximately 30 students per class for fiscal year ended May 31, 2009. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to these factors.

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

Our business is difficult to evaluate because we have limited experience generating net income from some of our new services.

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have launched many new services to expand our business and student base. For example, in January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation facilities operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these facilities are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program. As another example, in October 2015, we launched “Baixuehui” non-academic training program, which offers after-school tutoring courses in STEM (science, technology, engineering, and mathematics), sports, dancing, painting, music and arts for students from age 3 to 18. We cooperated with third parties for teaching content and teachers in such non-academic training areas. We opened one “Baixuehui” learning center in Beijing in fiscal year 2016.

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

It is important for us to have the continuing services of our senior management team, in particular, Michael Minhong Yu, our founder and executive chairman, who has been our leader since our inception in 1993. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily, and our business may be disrupted. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of China’s legal systems.

We generate a significant portion of our revenues from four cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We derived approximately 39.2% of our total net revenues for the fiscal year ended May 31, 2016 from our operations in Beijing, Shanghai, Xi’an and Wuhan, and we expect these four cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2016, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

We do not have liability or business disruption insurance in some of our teaching facilities, and a liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results.

We could be held liable for accidents that occur at our schools, learning centers and other facilities, including indoor facilities where we organize certain summer camp activities and temporary housing facilities that we lease for our students from time to time. In the event of on-site food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. We currently do not have liability insurance or business disruption insurance in some of our teaching facilities. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management.

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

Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere may discourage more students from studying in the United States, the United Kingdom and elsewhere outside of China, which could cause declines in the student enrollments for our courses.

Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, and the announcement of Brexit in June 2016, could have an adverse effect on our overseas test preparation courses and English language training courses. Such attacks may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollments for our test preparation and English language training courses and could have an adverse effect on our overall business and results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grade ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through a series of contractual arrangements with New Oriental China and its schools and subsidiaries and New Oriental China’s shareholder. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries; (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.”

Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that the corporate structure of New Oriental China and its schools and subsidiaries and our wholly-owned subsidiaries in China are in compliance with existing PRC laws and regulations; and the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We have been further advised by our PRC counsel that if we, any of our wholly-owned subsidiaries, New Oriental China or any of its schools or subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

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

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of New Oriental China and its schools and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from New Oriental China and its schools and subsidiaries, we may not be able to consolidate New Oriental China and its schools and subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or New Oriental China or its schools or subsidiaries.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2014, 2015 and 2016, our variable interest entity(ies) contributed in aggregate 98.4%, 97.9% and 97.7%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Our ability to enforce the equity pledge agreements between us and New Oriental China’s shareholder may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements among New Oriental China, Century Friendship and five of our wholly-owned subsidiaries in China, Century Friendship, as New Oriental China’s sole shareholder, agrees to pledge its equity interests in New Oriental China to our subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant contractual arrangements. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If New Oriental China or its shareholder fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of New Oriental China in an auction or private sale and remit the proceeds to our wholly-owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in New Oriental China. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Shanghai Smart Words Software Technology Co., Ltd., or Shanghai Smart Words, which is one of our PRC wholly-owned subsidiaries and a party to the option agreement with New Oriental China’s shareholder, to designate another PRC person or entity to replace the existing shareholder of New Oriental China pursuant to the direct transfer option we have under the option agreement.

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our wholly-owned subsidiaries was stated as RMB3,000,000, RMB18,500,000, RMB9,500,000, RMB14,000,000 and RMB5,000,000, respectively, which in aggregate represent 100% of the registered capital of New Oriental China. The equity pledge agreements with New Oriental China’s shareholder provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of New Oriental China. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of New Oriental China and its schools and subsidiaries for the benefit of us or our wholly-owned subsidiaries.

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is beneficially owned by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 14.1% of our total common shares issued and outstanding as of September 23, 2016. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. As of May 31, 2016, 23 of our schools elected as schools not requiring reasonable returns, 36 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified.

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

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development, which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. However, no further national law or regulation has been promulgated to implement the outline. If upon the implementation of this reform, our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises. For the year ended May 31, 2016, schools that accounted for approximately 60.3% of our consolidated net revenues were subject to a 25% income tax rate. Historically, the effective income tax rates for all our schools were 10.00%, 8.55% and 11.05% in the fiscal years ended May 31, 2014, 2015 and 2016, respectively. Additionally, if our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny. As a result, implementation of this reform policy may adversely affect our results of operations.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned subsidiaries in China and New Oriental China and its schools and subsidiaries do not represent an arm’s-length price and adjust New Oriental China or any of its schools’ or its subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by New Oriental China or any of its schools or its subsidiaries, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to New Oriental China and its schools and subsidiaries for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

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

We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends from our wholly-owned subsidiaries in China and service, license and other fees paid to our wholly-owned subsidiaries by New Oriental China and its schools and subsidiaries for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and New Oriental China and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and New Oriental China and its schools and subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of New Oriental China and its schools and subsidiaries to make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

If the shareholder of New Oriental China were to attempt to voluntarily liquidate New Oriental China without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request New Oriental China’s shareholder to transfer all of its equity ownership interest to a PRC entity or individual designated by us in accordance with the option agreement with the New Oriental China shareholder. In addition, under the equity pledge agreements signed by the shareholder of New Oriental China and the PRC Property Law, the shareholder of New Oriental China does not have the right to issue dividends to itself or otherwise distribute the retained earnings or other assets of New Oriental China without our consent. Also, under the proxy agreement and power of attorney, the shareholder of New Oriental China undertakes to Beijing Pioneer, our wholly-owned PRC subsidiary, that if it receives, among other things, any dividends, residual assets upon liquidation or proceeds from the transfer of its equity interest in New Oriental China, it will, to the extent permitted under applicable law, remit all such dividends, residual assets and proceeds to Beijing Pioneer without any compensation or other consideration. In the event that the shareholder of New Oriental China initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of New Oriental China without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3 Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” and “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens) or the foreign investment obtains market entry clearance from the Ministry of Commerce. Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or will grant real and full grandfathering and grace periods for such existing VIE structures.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold approximately 89% of our total voting power. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it has solicited comments from the public on this point. In addition, it is uncertain whether the online industries of lottery, insurance and other virtual products, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

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

Since Circular No. 7 is relatively new, interpretations and application of this circular involves uncertainties. We are in the process of making an application on behalf of the PRC individuals who participate in our company’s share incentive plans with SAFE in compliance with Circular No. 7; however, we cannot assure you that such application will be successful. If it is determined that we or the participants of our share incentive plans who are PRC individuals do not fully comply with Circular No. 7 or other applicable regulations, we and participants of our share incentive plans who are PRC individuals may be subject to fines and legal sanctions and government agencies may prevent us from further granting options under our share incentive plans to our employees who are PRC individuals. Such events could adversely affect our ability to retain talented employees.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China, the broadest measure of inflation, was 2.0% for May 2016. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. The EIT Law provides that preferential tax treatments will be granted to industries and projects that are strongly supported and encouraged by the state, and that enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” will be entitled to a preferential enterprise income tax rate. The implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008 which were amended in January 2016 and June 2016, respectively, have stipulated new criteria for such “high and new technology enterprises,” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments.

In December 2008, two of our wholly-owned subsidiaries in China, Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, and Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, and one subsidiary of New Oriental China, Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Xuncheng Network, were recertified as “high and new technology enterprise” in Beijing. In November 2015, one of our wholly-owned subsidiaries in China, Beijing Pioneer Technology Co., Ltd., or Beijing Pioneer, was also certified as a “high and new technology enterprise.” All of them are entitled to a 15% tax rate as long as they continue to qualify as a high and new technology enterprise. Enterprises that qualify as a “software enterprise” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Seven of our wholly-owned subsidiaries in China, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence, are qualified as software enterprises. Shanghai Smart Words was entitled to an income tax exemption in 2011 and 2012 followed by reduced income tax at a rate of 12.5% from 2013 through 2015. Beijing Smart Wood was entitled to an income tax exemption from in 2012 and 2013 followed by reduced income tax at a rate of 12.5% from 2014 through 2016. Beijing Right Time and Beijing Joy Tend were exempt from income taxes in 2013 and 2014 and are eligible for reduced income taxes at a rate of 12.5% from 2015 through 2017. Beijing Top and Beijing Shenghe were exempt from income taxes in 2014 and 2015 and are eligible for reduced income taxes at a rate of 12.5% from 2016 through 2018. Beijing Magnificence is entitled to an income tax exemption in 2015 and 2016 followed by reduced income tax at a rate of 12.5% from 2017 through 2019.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2016, 23 of our schools elected as schools not requiring reasonable returns, 36 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. On July 8, 2013, Shanghai promulgated the Interim Measures for the Registration of Operational Private Training Institutions, or Measure No. 5, which requires for-profit private training institutions to register with local administration of industry and commerce bureau. The Measure No. 5 came into effect on August 8, 2013 and expired after two years. However, based on telephone inquiries our PRC counsel made to the Shanghai Municipal education Commission, these provisional measures still apply in practice, since no alternative regulation is currently available. Our school in Shanghai has been subject to 25% standard enterprise income tax, and is thus not affected by Measure No. 5. However, if similar regulations or policies are promulgated in other cities where we operate, and our schools choose to be or are required to be registered as for-profit private training institutions, they may be required to pay 25% standard enterprise income tax, which may be higher than the tax rates they are currently subject to, and our results of operations may be materially and adversely affected. Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2016. Preferential tax treatments granted to us by governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially to those schools in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

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

According to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), which became effective on January 1, 2007, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective on October 27, 2009, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, our Hong Kong wholly-owned subsidiaries, own 100% of our PRC subsidiaries. Thus, dividends paid by our PRC subsidiaries to us through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, they will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer such that gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 was partially terminated by the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Bulletin 7, pursuant to which where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in PRC resident enterprise. To determine whether there are reasonable commercial purposes, all arrangements related to the indirect transfer of PRC taxable properties shall be considered comprehensively and factors set out in the Announcement shall be comprehensively analyzed in light of the actual situation.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission (the “SEC”) as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other accounting firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S. listed companies operating and being audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The accounting firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the accounting firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the commissioners of the SEC. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

The market price for our ADSs has fluctuated significantly since our ADSs became listed on the New York Stock Exchange, or the NYSE, on September 7, 2006. See “Item 9. The Offer and Listing—C. Markets” for more information. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our operating results,

•	changes in financial estimates by securities research analysts,

•	changes in the economic performance or market valuation of other education companies,

•	announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments,

•	addition or departure of our executive officers,

•	detrimental negative publicity about us, our competitors or our industry,

•	detrimental negative publicity about us, our competitors or our industry,

•	detrimental negative publicity about us, our competitors or our industry,

•	regulatory investigation or other governmental proceedings against us,

•	substantial sales or perception of sales of our ADSs in the public market, and

•	general economic, regulatory or political conditions in China and the U.S.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis and the ensuing economic recessions in many countries and the slowing Chinese economy have contributed and may continue to contribute to extreme volatility in the U.S. stock market. These broad market and industry fluctuations may adversely affect our operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted options and other share incentives under our share incentive plans.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2016 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2016. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Our first school was established by Michael Minhong Yu, our executive chairman, in Beijing, China in 1993 to offer TOEFL test preparation courses to college students. We established New Oriental China in 2001 as a domestic holding company to act as the sponsor of our schools and hold some operating subsidiaries. Since our inception, we have grown rapidly and transformed ourselves from primarily a language training and test preparation company to the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China.

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

Xuncheng Network, a majority-owned subsidiary of New Oriental China, which operates our online education platform, Koolearn.com, has submitted an application for the listing and open transfer of its shares on the National Equities Exchange and Quotations in China. The listing application is subject to review and approval of authorities.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 55 cities in China.

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

Since our inception in 1993, we have had approximately 25.3 million cumulative student enrollments. In the fiscal year ended May 31, 2016, we had over 3.6 million student enrollments, including approximately 2.7 million student enrollments in our K-12 after-school tutoring courses, approximately 0.7 million student enrollments in our test preparation courses and approximately 0.1 million student enrollments in our language training programs. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$1,138.9 million for the fiscal year ended May 31, 2014 to US$1,478.3 million for the fiscal year ended May 31, 2016, representing a compound annual growth rate, or CAGR, of 13.9%. Net revenues from our language training and test preparation courses accounted for 85.2%, 83.4% and 83.8%, respectively, of our total net revenues in the fiscal years ended May 31, 2014, 2015 and 2016. Net income attributable to New Oriental Education & Technology Group Inc. increased from US$215.7 million in the fiscal year ended May 31, 2014 to US$224.9 million in the fiscal year ended May 31, 2016, representing a CAGR of 2.1%.

Our Network

As of May 31, 2016, we deliver our educational programs, services and products to students through our extensive network of 66 schools, 748 learning centers and 22 bookstores operated by us, approximately 18,800 teachers in 55 cities, and websites, which had approximately 13.5 million registered users, as well as through 170 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We plan to continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for our Yangzhou school, part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, and Changsha. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2016.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	4	75	1
Shanghai	1	51	1
Guangzhou	1	31	1
Wuhan	1	43	1
Yangzhou	3	—	—
Tianjin	1	28	—
Xi’an	1	22	1
Nanjing	2	14	—
Shenyang	1	29	1
Chongqing	1	12	1
Chengdu	1	21	1
Shenzhen	1	15	—
Xiangyang	1	6	—

City	Number of schools	Number of learning centers	Number of bookstores
Taiyuan	1	21	1
Haerbin	1	11	1
Changsha	1	19	—
Jinan	1	15	—
Zhengzhou	1	33	—
Hangzhou	1	17	1
Changchun	3	13	1
Shijiazhuang	1	11	1
Suzhou	1	19	1
Zhuzhou	1	2	—
Anshan	1	1	—
Hefei	1	18	—
Kunming	1	21	1
Wuxi	1	6	—
Foshan	1	5	—
Fuzhou	1	10	—
Yichang	1	1	—
Nanchang	1	21	1
Jingzhou	1	3	—
Dalian	1	8	1
Lanzhou	1	7	1
Huangshi	1	—	—
Ningbo	1	7	—
Xiamen	1	17	1
Qingdao	4	7	—
Nanning	1	5	—
Xuzhou	1	6	1
Xiangtan	1	—	—
Zhenjiang	1	2	—
Luoyang	1	4	—
Nantong	1	1	—
Jilin	1	4	—
Guiyang	1	4	—
Hohhot	1	3	1
Tangshan	1	5	—
Urumqi	1	6	1
Shiyan	1	1	—
Quanzhou	1	—	—
Wenzhou	1	—	—
Weifang	1	—	—
Zhuhai	1	1	—
Jinzhou	1	—	—
Total	66	682	22

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a full-time secondary school in Beijing, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We update and expand our course offerings frequently in response to evolving market needs. We currently have a full-time staff of approximately 600 people involved in our centralized curriculum development process. Our program, service and product offerings are generally divided into seven areas: test preparation; K-12 after-school tutoring; language training; primary and secondary schools; educational content, software and other technology development and distribution; online education; and other services and products.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2016, we had approximately 652,000 student enrollments in our test preparation courses, of which approximately 312,000 were in overseas test preparation courses, 340,000 were in PRC test preparation courses.

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

In our fiscal year ended May 31, 2016, approximately 35.6% and 10.2% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 12.5% and 11.3% of the total student enrollments in our PRC test preparation courses took place in Xi’an and Beijing, respectively. Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized VIP class, our experienced teachers generally teach in classes ranging from 6 to 50 students. Our students enroll in a 50- to 200-hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB1,500 to RMB20,000 per course.

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

In our fiscal year ended May 31, 2016, we had approximately 1,525,000 student enrollments in our after-school tutoring courses for middle school and high school students, and approximately 30.8% and 9.9% of the enrollments took place in Beijing and Xi’an, respectively. Course fees for our all subject after-school tutoring courses for middle school and high school students range from approximately RMB400 to approximately RMB5,000 per course.

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

To enhance our Pop Kids English program, we cooperate with the Sino-British Academic Exchange Center for Education Measurement (SBC), Cambridge ESOL’s sole representative in China, for the administration of the Cambridge Young Learners English exam (YLE) to our students in the Pop Kids English program. Cambridge ESOL is a not-for-profit department of the University of Cambridge focusing on examinations for the English language. We currently administer the YLE exam for our POP Kids English students in 22 cities.

In our fiscal year ended May 31, 2016, we had approximately 1,167,000 student enrollments in our Pop Kids All Subjects after-school tutoring courses and approximately 12.5% and 10.9% of the enrollments took place in Beijing and Wuhan, respectively. Course fees for these courses range from approximately RMB300 to approximately RMB3,600 per course.

Language Training Courses for Adults

We provide various types of English language training courses as well as training courses for other foreign languages, including German, Japanese, French, Korean, Italian and Spanish.

English language training courses is a primary component of our language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency. Our English for adults program offers courses designed to teach and improve students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for 6 to 12 weeks with classroom instruction 1 to 5 times per week for 1.5 to 5 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of our English courses for adults typically range from 6 to approximately 50 students per class.

In our fiscal year ended May 31, 2016, we had approximately 99,000 student enrollments in our English courses for adults and approximately 33.9% and 15.2% of the total enrollments were for courses taught in Beijing and Shanghai, respectively. Course fees for our English courses for adults range from approximately RMB300 to approximately RMB3,600 per course.

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. As of May 31, 2016, there were over 3,800 students at the Yangzhou school, approximately 51% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 390 teachers and 290 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2016, the school accepted 1,200 students out of over approximately 2,100 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2016, tuition at the Yangzhou school ranged from RMB19,600 to RMB85,000 per year.

In July 2006, we established an international high school program within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high school aims to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. Each of the students of the class of 2016 of the international high school program at our Yangzhou school was admitted into at least one of the top 100 universities in the United States. In our fiscal year ended May 31, 2016, tuition at our international school ranges from RMB78,000 to RMB85,000 per year.

Educational Content, Software and other Technology Development and Distribution

We develop and edit educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals. We distribute these materials through various distribution channels, consisting of our classrooms and bookstores as well as third-party distributors. In the fiscal year ended May 31, 2016, we developed and edited about 322 titles and distributed approximately 11.5 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with British Council, Cengage Learning, Coursera, Monash College Pty Ltd, NCUK, International Baccalaureate, Bell Education, ETS, HMH, Cambridge University Press, Cambridge English Language Assessment, The McGraw-Hill Companies, Pearson Education, Oxford University Press, Harper Collins or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We offer online education programs on our website www.koolearn.com and www.koo.cn. As of May 31, 2016, approximately 13.5 million users had registered accounts with us, with access to free informational content on our website. In the fiscal year ended May 31, 2016, we had approximately 547,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses.

We currently offer approximately 5,400 online courses, including language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded lectures. Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. As a supplement to our online courses, we also offer many online study services, including course planning, testing, composition correcting and one-on-one tutoring. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

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

Pre-school Education. In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing. We opened our second kindergarten in Nanjing in April 2009 and the third one in Yangzhou in August 2014. As of May 31, 2016, there were approximately 640 students at these three kindergartens. In December 2014, we acquired a kindergarten chain in the city of Qingdao with three schools, which had approximately 760 students as of May 31, 2016.

Brand Name Cooperation. In January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation schools operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these schools are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program. As of May 31, 2016, there were a total of 16 brand cooperation schools offering our “Pop Kids” English program. For the fiscal years ended May 31, 2014, 2015 and 2016, we recognized revenues in an aggregate amount of US$256,000, US$680,000 and US$265,000, respectively, from license and training fees received from these schools.

Overseas Study Tour. In May 2012, we started our overseas study tour business, organizing primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, attend summer/winter school programs, or take part in other educational activities. For the fiscal year ended, May 31, 2016, we recognized revenues of US$19.1 million from organizing overseas study tour.

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

Distribution of Marketing Materials. We use New Oriental “booths” and “information tables” to distribute free inspirational books authored by our executive chairman Michael Minhong Yu and others, informational brochures, posters and flyers at various on-campus events, educational expos, conferences and college and employment fairs. We also conduct extensive free information sessions to introduce our programs to our target markets.

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

We believe that the principal competitive factors in our markets include the following:

•	brand recognition;

•	overall student experience;

•	ability to effectively market programs, services and products to a broad base of prospective students; and

•	scope and quality of program, service and product offerings.

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

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our operations, primarily due to seasonal changes in student enrollments. Historically, our courses tend to have the largest student enrollments in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because many students enroll in our courses during the summer vacation to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our language training and other courses during the winter school holidays. We expect quarterly fluctuations in our revenues and results of operations to continue.

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

On December 27, 2015, the National People’s Congress amended the Education Law of the PRC, which became effective on June 1, 2016. The amended Education Law of the PRC, among other things, deleted the restrictions on organization or individual establishing or operating a school or any other institution of education for profit-making purposes, and added a requirement that the schools and other institution of education which are established with governmental fund or donated assets may not establish profit-making institutions of education.

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

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of May 31, 2016, 23 of our schools elected as schools not requiring reasonable returns, 36 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified. Preferential tax treatments granted to our schools by governmental authorities are subject to review and may be adjusted or revoked at any time in the future.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2016, New Oriental China was the sponsor of 66 schools, Beijing New Oriental Stars was the sponsor of two kindergartens and Beijing Sincerity Technology Co., Ltd, or Beijing Sincerity, was the sponsor of three kindergartens.

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

Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020)

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot. Under this notice, the PRC government plans to implement a for-profit and non- profit classified management of the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School. However, the above outline and the innovation pilot is still new and no further national law or regulation has been promulgated to implement them and, except in Shanghai, no other local government of the pilot areas has promulgated relevant regulations on differentiated management of the private schools and for-profit training institutions. On July 8, 2013, Shanghai promulgated the Interim Measures for the Registration of Operational Private Training Institutions, or Measure No. 5, which requires for-profit private training institutions to register with local administration of industry and commerce bureau. Measure No. 5 came into effect on August 8, 2013 and expired after two years. However, based on telephone inquiries our PRC counsel made to the Shanghai Municipal education Commission, these provisional measures still apply in practice, since no alternative regulation is currently available. If our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny and the education authorities may not allow our schools to pay us services fees under the contractual arrangements as they currently do. As a result, the implementation of this reform may adversely affect our results of operations.

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

On January 1, 2015, the State Council passed a package of draft amendments to educational laws, including Compulsory Education Law, Higher Education Law and the Law on the Promotion of Privately-run Schools, and decided to submit these draft amendments to the Standing Committee of the National People’s Congress for deliberation. Pursuant to the draft amendments, for-profit private schools are allowed and encouraged. Additionally, on December 27, 2015, Higher Education Law was amended by the National People’s Congress, which, among other things, deleted the requirement that institutions of higher education may not be established for profit-making purposes. If our schools are required to choose to be for-profit private education entities, we may have to adjust our business in accordance with the relevant amended regulations after their promulgation. However, as of the date hereof, this draft amendments have yet to be deliberated or adopted by the Standing Committee of the National People’s Congress.

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

Under such Foreign Investment Catalog, foreign investment is encouraged in non-academic vocational training institutions. Preschool education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allow to operate preschool education, senior high schools and higher education in cooperative ways by the form of a cooperative joint venture in the PRC. Beijing New Oriental Stars Education & Consulting Co., Ltd., or Beijing New Oriental Stars, a subsidiary of New Oriental China, is the holding company of our two kindergartens and its expansion will be affected by this updated catalog. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the standard of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors must be deemed as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i)holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii)holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii)having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future and to replace the Foreign-Investment Industrial Guidance Catalog, market entry clearance by the Ministry of Commerce or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC parties, while it has solicited comments from the public on this point.

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

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may set down administrative license. On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. On January 28, 2014, the State Council promulgated the Decision to Cancel or to Delegate another Batch of Administrative Approval Items to Lower Level, in which the administrative license for “online education schools” was cancelled for higher education. On February 3, 2016, the State Council promulgated the Decision of State Council to Cancel the Second Batch of Administrative Approval Items (152 Items) that Delegated to Lower Lever, in which the administrative license for “online education schools” and “educational websites” were cancelled.

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

The Administrative Regulations on Publishing Audio-Video Products was later amended on March 19, 2011 and December 7, 2013, pursuant to which the Permit for Operating Audio-Video Products is replaced by the Permit for Operating Publications. In addition, GAPP and the Ministry of Commerce jointly issued the Administrative Regulations on Publications Market, which became effective on March 25, 2011 and was subsequently amended on July 13, 2013 and December 7, 2013, or the New Administrative Regulations on Publications Market. According to the New Administrative Regulations on Publication Market, the distribution of publications is still subject to the same license system provided in the Administrative Regulations on Publications Market, except that the scope of publications is widened to include audio and video products. Upon the effectiveness of the New Administrative Regulations on Publications Market, the Administrative Regulations on Publications Market ceased to be effective, and entities or individuals engaging in distribution of publications, including audio-video products, shall only need to hold a Permit for Operating Publications Business, while a Permit for Publishing Audio-Video Products shall no longer be needed.

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

The State Administration of Radio, Film and Television, or SARFT, and the MIIT jointly promulgated the Regulations on the Administration of Internet Publishing Services, or the Internet Publishing Regulations, which took effect on March 10, 2016 and abolished the Internet Publishing Measures. The Internet Publishing Regulations require Online Publishing to obtain approval from competent administrative department for publication. The term “Online Publishing Service” is defined as activities of providing the public through information networks with digitized works which have the publishing features such as editing, producing and processing.

Xuncheng Network, a subsidiary of New Oriental China engaging in internet content services, received verbal confirmation from GAPP that the online content services that Xuncheng Network provides does not fall within the scope of “Internet Publishing” that requires approval or a license from GAPP. Obtaining an online publication license requires certain conditions, including having five or more qualified editors, which Xuncheng Network cannot satisfy. However, because there is no further official or publicly available interpretation of “Internet publishing,” we cannot assure you that Xuncheng Network will not be required to obtain an online publication license in the future.

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

With respect to intermediate and consulting business activities relating to self-funded overseas studies, the Education Commission of Beijing and Beijing Administration for Industry and Commerce jointly issued the Beijing Measures of Supervisions and Recognition of Intermediate Services for Self-Funded Overseas Studies (Trial) on September 30, 2015, which require that any intermediate service organization engaged in such services in Beijing shall satisfy certain requirements set up therein, including having employees with experience in educational services, having established stable and cooperative relations with an overseas educational institution, and having sufficient funds to protect the rights and interests of customers. The intermediate service organizations which satisfy such requirements may apply with the Education Commission of for the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies. Organizations or individuals without such Recognition from the Education Commission of Beijing are not allowed to engage in any intermediate and consulting business activities relating to self-funded overseas studies.

Beijing New Oriental Vision Overseas Consulting Co., Ltd., a subsidiary of New Oriental China engaging in overseas studies consulting and other consulting services, has obtained the relevant licenses from the MOE and the Beijing Municipal Public Security Bureau.

Guidelines for Overseas Study Tour participated by Primary and Middle School Students (Trial)

The Ministry of Education promulgated the Guidelines for Overseas Study Tour participated by Primary and Middle School Students (Trial) (the “Guidelines”) on July 14, 2014. Under the Guidelines, overseas study tours participated in by primary and middle school students(the “Overseas Study Tour”) means, by adapting to the characteristics of primary and middle school students and the educational needs, programs that organize primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other activities that help students expand their horizon and promote enrichment and enhancement, in the manner of group travel and group accommodation during the academic semesters or vacations. Overseas Study Tours attended by primary and middle school students shall follow the principles of safety, civility and efficiency. The schedule for study, from the perspective of both the content and the duration, shall be no less than 1/2 of the total schedule. The organizer shall choose legitimate and qualified cooperation institutions, and stress the importance of safe education, and shall appoint a guiding teacher for each group. The organizer shall apply the rules of cost accounting, notify the students and their supervisors of the composition of the fees and expenses, and enter into an agreement as required by law. The school and its staff shall not seek any economic benefit from organizing its own students to attend an Overseas Study Tour.

Regulations on Tourism

Tourism Law of the People’s Republic of China, which was promulgated by Standing Committee of the NPC on April 25, 2013 and came into effect on October 1, 2013, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, which came into effect on May 1, 2009 and was revised on February 6, 2016, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent engages in the outbound tourism shall apply for a permit to engage in the outbound tourism from the administrative department of tourism under the State Council, the people’s governments of provinces, autonomous regions, or municipalities.

The touring group for the Overseas Study Tour shall be organized by a qualified travel agent. Beijing New Oriental Walkite International Travel Co., Ltd, a subsidiary of the Company engaging the businesses of outbound tourism has obtained the aforementioned permit.

Regulations on Internet Information Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, and amended on January 8, 2011, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. Xuncheng Network has obtained the ICP license.

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

Regulations on Internet Culture Activities

The Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003, which became effective on July 1, 2003, and which were amended on July 1, 2004 and April 17, 2011. The Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, games, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

Xuncheng Network, a subsidiary of New Oriental China engaging in the distribution of certain audio-visual products through the Internet, obtained Internet culture business operations license from Beijing Municipal Bureau of Culture on October 18, 2012.

Regulation on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The SARFT promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks. On April 25, 2016, the SARFT promulgated the Private Network and Directional Broadcasting Audio-Video Programs Regulations, which came into effect on June 1, 2016 and replaced the Broadcasting Rules. The Broadcasting Audio-Video Programs Regulations provides, among other things, that a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in broadcasting services through private network and directional communication. According to such Regulations, the Broadcasting Services through Private Network and Directional Communication shall mean the services and activities provided to the public through the private transmission channels that include internet, LAN and VPN based on Internet and through the receiving terminals of televisions, and other handheld electronic equipment, and such services and activities include the activities of content supply, integrated broadcast control, transmission and distribution with IPTVs, private-network mobile televisions, internet televisions. According to such Regulations, only the entities wholly or substantially owned by the State could apply for such Permit.

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was revised on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a license for disseminating audio-video programs through information network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SARFT promulgated the Notice on Several Issues regarding the license for disseminating audio-video programs through information network. The Notice restates the necessity of applying for such license and sets forth the legal liabilities for those providing Internet audio-video program services without the license. Xuncheng Network, a subsidiary of New Oriental China engaging in online education services, obtained the license for disseminating audio-video programs through information network from SARFT in January 2010.

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

Domain names. On September 25, 2002 China Internet Network Information Center, or CNNIC, issued the Implementing Rules on Registration of Domain Names, which was amended on June 5, 2009 and May 28, 2012 (the 2012 amended version became effective on May 29, 2012). On November 5, 2004, the MIIT issued the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures, which became effective on December 20, 2004. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution which was amended on May 28, 2012, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered many domain names with CNNIC.

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

On March 30, 2015, the SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19. Although SAFE Circular 142 was abolished when SAFE Circular 19 became effective on June 1, 2015, the foregoing rules have been retained in SAFE Circular 19. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment.

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

Regulations on Dividend Distribution

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

Regulations on Labor

Pursuant to the PRC Labor Law which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and became effective on January 1, 1995 and subsequently amended on August 27, 2009, the PRC Labor Contract Law which was promulgated Standing Committee of the National People’s Congress on June 29, 2007 and became effective on January 1, 2008 and subsequently amended on December 28, 2012 and became effective on July 1, 2013 and its Implementing Regulations of the Employment Contracts Law which was promulgated by the State Council and became effective on September 18, 2008, labor contracts in written form shall be executed to establish labor relationships between employers and employees. Wages cannot be lower than local minimum wage. The employer must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions meeting State rules and standards, and carry out regular health examinations of employees engaged in hazardous occupations.

In the respect of the employment of foreigner in PRC, Provision on the Employment of Foreigners in China, which was promulgated on May 1, 1996 and was revised on November 12, 2010, provides that, among other things, to employ a foreigner who does not have Chinese nationality, an employer shall apply for an employment license for such foreigner, and may only employ him or her after such foreigner obtains an Foreigners’ Employment License of the People’s Republic of China, or Employment License; prior to obtaining employment in China, a foreigner shall enter China with an employment visa (or in accordance with an agreement on mutual exemption of visas if there is such an agreement); and after entering China, such foreigner shall obtain an Employment Permit for Foreigners, or Employment Permit, and a residence permit for foreigners, save that the foreigners holding the Foreign Expert Permit issued by the State Administration of Foreign Experts Affairs are not required to hold Employment Licenses and Employment Permit. Provision on the Employment of Foreigners in China also provides that the Employment License is valid only in the area defined by the authority which issued such license; the actual employer of a foreigner shall be consistent with the employer recorded on the Employment License; if the actual employer changed but the foreigner is employed in a similar job by another employer within the same area defined by the authority which issued such license, the foreigner shall file with such authority to change information on the Employment License.

According to the Notice of Issues Related to the Management of Employment of Foreigners in China, which was promulgated by Ministry of Labor and Social Security on December 7, 1998 and became effective on December 7, 1998, provided that, among other things, the Ministry of Labor and Social Security should cooperate with Ministry of Public Security to carry out regular and irregular investigation on the entities that employ relatively large number of foreigners about their employment of foreigners.

In the respect of hiring foreigners as teachers in schools, State Administration of Foreign Experts Affairs, promulgated a Notice of Issuing Regulations for Foreign Experts to Apply Permit to Work in China and Other Regulations, or the SAFEA Circular No. 139 on September 30, 2004. SAFEA Circular No. 139 provides that foreign experts shall obtain Foreign Expert Permit. Any foreign expert that apply the Foreign Expert Permit shall obey the laws and regulations of PRC, shall be healthy, shall have no criminal record, and shall meet one of the following requirement: (i) such foreign expert is employed to work in China in order to perform agreements between governments or international organizations, or to perform economic or trade agreements between Chinese party(s) and foreign party(s) as a professional person with foreign nationality who has technology or management skills; (ii)such foreign expert is employed to perform the work in the fields of education, scientific research, press, publication, culture, arts, health, or sport as a professional person with foreign nationality; (iii) such foreign expert is employed to perform a position higher than vice president of a domestic enterprise or equivalent position as a professional person with foreign nationality who has technology or management skills; (iv) such foreign expert is a representative with foreign nationality, who is a PRC representative office of a experts association or recruitment agent approved by State Administration of Foreign Experts Affairs; or (v) such foreign expert is employed to perform the work in the fields of economy, technology, engineering, trade, finance, accounting, tax, tourism who possesses specialty as a professional person with foreign nationality in urgent need with technology or management skills. According to the SAFEA Circular No. 139, to apply a Foreign Expert Permit as a foreign expert to perform the work in the field of education, the applicant shall submit the application together with a copy of the employer’s Certificate of Employing Foreign Experts and the agreement entered by such applicant and its employer to the provincial Administration of Foreign Experts Affairs where the employer located, provided that if the employer is the ministry, commission directly under the State Council, the authority directly under the State Council, the public institution or the professional corporation, the applicant shall submit the application to the State Administration of Foreign Experts Affairs. SAFEA Circular No. 139 also provides that entity shall obtain Certificate of Employing Foreign Experts to employ foreign experts and the application of Certificate of Employing Foreign Experts shall submit to the provincial Administration of Foreign Experts Affairs where the employer located, provided that the non-educational public institution located in Beijing that is directly under the ministry, commission of the State Council, the authority directly under the state council, the application shall submit to the State Administration of Foreign Experts Affairs. According to the SAFEA Circular No. [2004] 139, the Administration of Foreign Experts Affairs will carry out annual inspection on the entity that has obtained Certificate of Employing Foreign Experts in January of each year.

In addition, State Administration of Foreign Experts Affairs promulgated an Opinion on Further Regulating the Employment of Foreign Experts in Education and Culture on September 3, 2009, provided that, among other things, any entity that dispatches and introduce foreign experts in education and culture to work in China shall obtain Certificate of Employing Foreign Experts; the entity that dispatches the foreign experts, the dispatched foreign expert and the entity that employs the dispatched expert shall enter into an agreement to confirm each party’s obligations and rights related to the employment of such foreign expert, and the entity that dispatches the foreign expert and the entity that employs the foreigner expert shall have the joint liability in the management of such foreign expert. Such Opinion on Further Regulating the Employment of Foreign Experts in Education and Culture also provides that any entity that engages in dispatching foreign expert in education and culture with Certificate of Employing Foreign Experts shall not introduce foreign experts working in the entity that without Certificate of Employing Foreign Experts, the provincial and regional Administration of Foreign Experts Affairs shall cooperate with the public security authorities and their exit-entry administration divisions to investigate and handle the illegal employment of foreign experts under applicable laws.

If the employment of foreigners is not in compliance with the above relevant regulations, the employer may become subject to penalties, fines or an order to terminate such employment and to bear all the expenses and costs arising from the repatriation of such foreigner.

Regulations on Employee Share Incentive Awards Granted by Listed Companies

The Operating Procedures for Administration of PRC Individuals Participating in the Employee Share Ownership Plan of Offshore Listed Companies, or SAFE Circular No. 78, regulate the foreign exchange matters associated with employee stock ownership plans granted to PRC residents by companies whose shares are listed on overseas stock exchanges. PRC individuals who are granted share incentive awards by companies listed on overseas stock exchanges based on an employee stock ownership plan are required to register with the SAFE or its local branches. Pursuant to SAFE Circular No. 78, PRC individuals participating in the employee stock ownership plans of the foreign-listed companies shall entrust their employers, including foreign-listed companies and their subsidiaries or branch offices, or engage PRC agents, to handle various foreign exchange matters associated with their employee stock ownership plans. The PRC agents or the employers shall, on behalf of the PRC individuals who have the right to exercise the employee share options, apply annually to the SAFE or its local branches for a quota for conversion and/or payment of foreign currencies in connection with the PRC individuals’ exercise of the employee share options if necessary. The foreign exchange proceeds received by the PRC individuals from the sale of shares under the stock ownership plans granted by the foreign-listed companies must be remitted to bank accounts in China opened by their employers or PRC agents.

Further, a notice concerning individual income tax on earnings from employee share incentive awards, jointly issued by the Ministry of Finance and the SAT, provides that companies that implement employee stock ownership programs shall file the employee stock ownership plans and other relevant documents with the local tax authorities having jurisdiction over such companies before implementing such plans, and shall file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notice are shares of publicly listed companies.

On February 15, 2012, the SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or SAFE Circular No. 7, which terminated both SAFE Circular No. 78 and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by the SAFE on January No. 7, 2008. According to SAFE Circular No. 7, if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

Prior to the issuance of SAFE Circular No. 7, we received approval from the SAFE’s Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of SAFE Circular No. 7, SAFE Circular No. 78 ceased to be applicable for such registration. From time to time, we need to make applications or update our registration with the SAFE or its local branches on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular No. 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plans who are PRC citizens fail to comply with SAFE Circular No. 7, we and/or such participants of our share incentive plans may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees who are PRC citizens.

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

Regulations on Taxation

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the EIT Law, which took effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for the enterprises, whether foreign-invested or domestic, which had received preferential tax treatments granted by relevant tax authorities prior to March 16, 2007. Enterprises that had been subject to an enterprise income tax rate lower than 25% prior to March 16, 2007 may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that had been entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to March 16, 2007 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations. The State Council promulgated the implementation rules of the EIT Law in December 2007 and the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation promulgated other supplemental rules in April 2008 and July 2008 which were amended in January 2016 and June 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Any enterprises to be granted with “high and new technology enterprises” status shall meet certain requirements, including but not limited to the following: (1) the enterprise has incorporated for more than one year before application; (2) the enterprise itself owns the intellectual property right for the core technology of its product or service; (3) the enterprise’s core technology of its product or service falls into the ambit of “high-tech fields heavily supported by the government”; (4) technicians has engaged into research and development account for more than 10% of all the staff; (5) in the latest three financial years (actual operating year if incorporated less than three years), the research and development expenses account for 3%-6% or more of the latest sales revenue and the research and development expenses incurred within China shall not be less than 60% of the total research and development expenses; (6) the revenue in the latest year derived from the high-tech product or service accounts for more 60% of the total revenue; (7) the innovation capability of the enterprise shall meet the relevant evaluation standards; and (8) no major security or qualification incident or sever environmental illegal behavior occurred within the previous year before application. To apply for the “high and new technology enterprises” status, an enterprise shall file its corporate certificates and supporting documents evidencing the requirements to the relevant government authority. The government authority will examine the filed certificates and documents to determine whether the enterprise meets the “high and new technology enterprises” requirements. If the decision is positive, the authority will make a public announcement and grant the enterprise with a “high and new technology enterprises” certificate with a valid term of three years. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

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

Pursuant to the Notice on Issues Related to the Enterprise Income Tax Preferential Policies of Software and Integrated Circuit Industry on May 4, 2016, the software enterprises which enjoy preferential tax treatments shall provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments.

Seven of our wholly-owned subsidiaries in China, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence, are qualified as software enterprises. Shanghai Smart Words was entitled to an income tax exemption in 2011 and 2012 followed by reduced income tax at a rate of 12.5% from 2013 through 2015. Beijing Smart Wood was entitled to an income tax exemption from in 2012 and 2013 followed by reduced income tax at a rate of 12.5% from 2014 through 2016. Beijing Right Time and Beijing Joy Tend were exempt from income taxes in 2013 and 2014 and are eligible for reduced income taxes at a rate of 12.5% from 2015 through 2017. Beijing Top and Beijing Shenghe were exempt from income taxes in 2014 and 2015 and are eligible for reduced income taxes at a rate of 12.5% from 2016 through 2018. Beijing Magnificence is entitled to an income tax exemption in 2015 and 2016 followed by reduced income tax at a rate of 12.5% from 2017 through 2019.

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

In addition, the SAT issued a bulletin on January 29, 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules.

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

According to the Double Taxation Arrangement (Hong Kong), which became effective on January 1, 2007, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective on October 27, 2009, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Our wholly-owned Hong Kong subsidiaries, Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, own 100% of our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

On November 11, 2011, as approved by the State Council, the Ministry of Finance and the State Administration of Taxation, promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Shanghai, or Circular No. 111, attached with three relevant annexes, namely (1) Annex 1-Measures for the Implementation of the Pilot Practice of Replacing Value Added Tax with Business Tax in the Transportation Industry and Some Modern Service Industries, (2) Annex 2- Provisions on Relevant Matters Concerning the Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, and (3) Annex 3- Provisions on the Transitional Policies for the Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries. Circular No. 111 and its annexes stipulated that the launch of a pilot practice of replacing business tax with value-added tax (“Pilot Practice”) would commence in the transportation industry and some modern service industries, including software service and information system service, in Shanghai beginning in January 1, 2012. On July 31, 2012, upon approval by the State Council, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding the Launch of Pilot Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries in Beijing and other Seven Provinces and Municipalities, or Circular No. 71, which expanded the region for the Pilot Practice from Shanghai to Beijing and other regions. The Pilot Practice commenced in Beijing on August 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding Nationwide Practice of Replacing Business Tax with Value-Added Tax in Transportation Industry and Some Modern Service Industries, or Circular No. 37, which started implementation from August 1, 2018 replacing Circular No. 11 and Circular No. 71. Circular No. 37 was replaced by the Circular Regarding the Inclusion of Railway Transportation and Postal Industry into the Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 106, which was promulgated by the Ministry of Finance and the State Administration on December 12, 2013 and was replaced by Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 36, which was promulgated by the Ministry of Finance and the State Administration on March 24, 2016 and became effective on May 1, 2016. On June 18, 2016, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax in the Policy of Reinsurance, Real Estate Leasehold and Non-degree Education, or Circular No. 68, in which the general taxpayers providing non-academic education services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%.

C.	Organizational Structure

Substantially all of our operations are conducted in China through contractual arrangements between our wholly-owned subsidiaries in China, New Oriental China (our variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly-owned subsidiaries that are parties to these contractual arrangements are Beijing Hewstone, Beijing Decision, Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Each of Beijing Pioneer, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence primarily engages in the educational software development business.

In addition, we have a wholly-owned subsidiary in China, Beijing Judgment Education & Consulting Co., Ltd., or Beijing Judgment, which holds the real estate properties on which certain of our schools are located. In September 2016, Beijing Judgment transfer all the equity interest it held in Beijing New Oriental Stars, a holding company for our two kindergartens, to Beijing Bright The Future Education & Technology Co., Ltd., a wholly-owned subsidiary of New Oriental China.

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

(1)	Beijing Century Friendship Education Investment Co., Ltd is 80% owned by Mr. Michael Minhong Yu, our company’s founder and executive chairman, and 20% owned by Ms. Bamei Li, Mr. Yu’s mother.
(2)	Excluding Guangzhou Panyu Privately-Funded New Oriental Training Center, Guangzhou New Oriental School and Fuyang New Oriental Training School, which are separate legal entities but have been counted to our learning centers from the perspective of our internal management.
(3)	Consisting of various PRC companies operating our educational content and other technology development and distributions business, online education business and overseas studies consulting business in China.

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly-owned subsidiaries in China, and our variable interest entity(ies), their schools and subsidiaries and their shareholders. In the fiscal years ended May 31, 2014, 2015 and 2016, our variable interest entity(ies) contributed in aggregate 98.4%, 97.9% and 97.7%, respectively, of our total net revenues. New Oriental China is our variable interest entity which is directly wholly owned by Century Friendship, a PRC domestic company controlled by Mr. Michael Minhong Yu, our founder and executive chairman.

New Oriental China’s schools and subsidiaries hold the requisite licenses and permits necessary to conduct our education business and have been directly conducting our education business. We have been and are expected to continue to be dependent on New Oriental China and its schools and subsidiaries to operate our education business until we qualify for direct ownership of our education business in China under PRC laws and regulations and acquire New Oriental China as our direct, wholly-owned subsidiary. We have entered into contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder, which enable us to:

•	have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries;

•	receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion.

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

In January 2012, the ten former shareholders of New Oriental China completed the transfer of all of their equity interests in New Oriental China to Century Friendship, a PRC domestic enterprise controlled by Mr. Michael Minhong Yu, our founder and executive chairman, without consideration. Prior to the transfer, Century Friendship had held 53% of the equity interests in the New Oriental China while the ten former shareholders of New Oriental China held the remaining equity interests. The purpose of the transfers was to further strengthen our corporate structure by simplifying the shareholding structure of New Oriental China.

Pursuant to the five new equity pledge agreements dated April 23, 2012 among New Oriental China, Century Friendship and five of our wholly-owned subsidiaries in China, namely Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Smart Wood, Century Friendship agreed to pledge its equity interests in New Oriental China to these five subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant principal agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of our wholly-owned subsidiaries in China. Upon the conclusion of the master exclusive service agreement on September 19, 2014 between Beijing Pioneer and New Oriental China, the list of principal agreements has been updated to include the master exclusive service agreement and the relevant service agreements. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the Haidian District, Beijing branch of the SAIC. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 agreements.

Exclusive Option Agreement. Exclusive option agreements were entered into by us and New Oriental China and the shareholders of New Oriental China on various dates, and amended on May 25, 2006. After the ten former shareholders of New Oriental China completed the transfer of all of their equity interests in New Oriental China to Century Friendship in early 2012, Century Friendship, as the sole shareholder of New Oriental China, executed a new option agreement with Shanghai Smart Words, one of our wholly-owned subsidiaries in China, and New Oriental China on April 23, 2012, replacing previous exclusive option agreements. Pursuant to the current option agreement, Century Friendship is obligated to sell to Shanghai Smart Words, and Shanghai Smart Words has an exclusive, irrevocable and unconditional right to purchase from Century Friendship, in its sole discretion, part or of all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China. In addition, Shanghai Smart Words has an exclusive option to require Century Friendship to transfer all or part of Century Friendship’s equity interest in New Oriental China to another PRC person or entity designated by Shanghai Smart Words at any time in its discretion. The purchase price to be paid by Shanghai Smart Words will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

Power of Attorney. On December 3, 2012, Century Friendship, in the capacity of the sole shareholder of New Oriental China, executed a proxy agreement and power of attorney with Beijing Pioneer, one of our wholly-owned subsidiaries in China, and New Oriental China, whereby Century Friendship irrevocably appoints and constitutes Beijing Pioneer as its attorney-in-fact to exercise on Century Friendship’s behalf any and all rights that Century Friendship has in respect of its equity interests in New Oriental China. This proxy agreement and power of attorney became effective on December 3, 2012 and replaces the powers of attorney executed by Century Friendship on April 23, 2012. The proxy agreement and power of attorney will remain effective as long as New Oriental China exists. Century Friendship does not have the right to terminate the proxy agreement and power of attorney or revoke the appointment of the attorney-in-fact without the prior written consent of Beijing Pioneer.

Service Agreements. Our wholly-owned subsidiaries in China have entered into a series of service agreements with New Oriental China and its schools and subsidiaries to enable them to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. On September 19, 2014, one of our wholly-owned subsidiaries, Beijing Pioneer, has entered into a master exclusive service agreement, as amended, with New Oriental China to enable our wholly-owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. After the conclusion of the master exclusive service agreement, the various existing service agreements between our wholly-owned subsidiaries will remain effective; however, if they have any conflict with the terms and conditions of the master exclusive service agreement, the master exclusive service agreement will prevail.

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2014, 2015 and 2016, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$160.0 million, US$179.5 million and US$149.3 million, respectively.

Contractual Arrangements with Xuncheng Network, Its Subsidiary and Its Shareholder.

Prior to a series of restructuring transactions starting in October 2015, Xuncheng Network was a wholly-owned subsidiary of New Oriental China. As part of an internal restructuring, we entered into a series of contractual arrangements with Xuncheng Network, its subsidiary and its shareholder during the fiscal year ended May 31, 2015, including an equity pledge agreement, an exclusive option agreement, a power of attorney and a master exclusive service agreement. These agreements are substantially the same as our contractual agreements with New Oriental China and its shareholder. In connection with New Oriental China’s entry into the foregoing Xuncheng VIE agreements, Beijing Pioneer, Beijing Hewstone, Beijing Smart Wood, Beijing Decision and Shanghai Smart Words issued confirmation letters acknowledging that the foregoing agreements are effective as provided thereunder. Following a change in our restructuring strategy, the foregoing agreements were terminated in September 2015.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the corporate structure of New Oriental China and its schools and subsidiaries, Xuncheng Network and its subsidiary, and our wholly-owned subsidiaries in China are in compliance with existing PRC laws and regulations; and

•	the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect. The contractual arrangements among our wholly-owned subsidiary in China, Xuncheng Network, its subsidiary and its shareholder were valid, binding and enforceable under, and did not violate, PRC laws or regulations currently in effect prior to their termination.

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

Our headquarters are located in Beijing, China, where we own approximately 19,000 square meters of office and classroom space. In addition, we own approximately 210,000 square meters of schools in Yangzhou and an aggregate of approximately 62,000 square meters of space for our schools, learning centers and bookstores in various cities in China, including Xiamen, Zhengzhou, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha and Beijing.

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

Specific Factors Affecting Our Results of Operations

While our business is influenced by factors affecting the private education industry in China generally and by conditions in each of the geographic markets we serve, we believe our business is more directly affected by company-specific factors such as the number of student enrollments, the amount of course fees and our operating costs and expenses. The number of student enrollments is in turn largely driven by the demand for our courses, the effectiveness of our marketing and brand promotion efforts, our ability to optimize our comprehensive online and offline integrated education ecosystem in a constant basis, the locations of our schools and learning centers, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressure, as well as seasonal factors. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar courses.

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

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, we conduct substantially all of our education business in China through contractual arrangements between our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China. New Oriental China’s schools and subsidiaries hold the requisite licenses and permits necessary to conduct our educational services business in China and operate our schools and learning centers and have been directly conducting our education business and operating our schools and learning centers.

Net Revenues. In the fiscal years ended May 31, 2014, 2015 and 2016, we generated total net revenues of US$1,138.9 million, US$1,246.8 million and US$1,478.3 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 88.3%, 88.5% and 88.6% of our total net revenues in the fiscal years ended May 31, 2014, 2015 and 2016, respectively; and

•	books and others, which accounted for 11.7%, 11.5% and 11.4% of our total net revenues in the fiscal years ended May 31, 2014, 2015 and 2016, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education and online education. Revenues from language training courses and test preparation courses accounted for 85.2%, 83.4% and 83.8%, respectively, of our total net revenues in the fiscal years ended May 31, 2014, 2015 and 2016.

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

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training, overseas admissions and assessment test preparation and K-12 after-school tutoring program, the quality of our instruction and the variety of our programs, services and products. For the past several years, our revenue growth has been driven primarily by increased enrollments in our K-12 after-school tutoring courses and overseas test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. To further penetrate the K-12 after-school tutoring market, we have expanded the scope of our course offerings to cover non-English subjects, including through our New Oriental U-Can (Non-English) all subjects training program for middle and high school students and Pop Kids (Non-English) all subjects training program for elementary school students, and plan to further expand our course offerings and geographic coverage in the future to capture a larger share of the huge after-school training market in China. In order to use new technology to reshape our traditional offline classroom-teaching offerings and enhance customers’ learning experience, we developed our own O2O two-way interactive learning platform, or the O2O platform, by standardizing and digitalizing our education content and user data. We established a database of learning modules for internet-based self-learning practice and assessment. The O2O platform complements and supports students’ offline learning activities by offering online learning components, such as pushing customized content to students, recommending additional courses based on their online study records and performance, facilitating interaction between students, teachers and parents across a variety of devices, including smartphones, tablets and PCs.

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

Books and Others. We distribute and sell books and other educational materials developed or licensed by us through our own distribution channels, which consist of our bookstores and websites, and also through third-party distributors. We normally provide books and other educational materials that are required for our courses and do not separately charge students for these items. We recognize revenues from sales of books and other educational materials when the products are sold to end customers. As we believe successful content development is important to the success of our business, we intend to continuously enhance the quality and breadth of our education content offerings and distribute more books and other educational materials through our own bookstores, as well as third-party distributors.

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

	For the Year Ended
(in thousands, except percentages)	2014		2015		2016
	US$	%	US$	%	US$	%
Net revenues	1,138,887	100.0	1,246,766	100.0	1,478,348	100.0
Operating costs and expenses:
Cost of revenues	(451,669)	(39.7)	(526,320)	(42.2)	(614,364)	(41.5)
Selling and marketing	(169,062)	(14.8)	(188,483)	(15.1)	(197,897)	(13.4)
General and administrative	(324,210)	(28.5)	(378,434)	(30.4)	(471,010)	(31.9)

Total operating costs and expenses	(944,941)	(83.0)	(1,093,237)	(87.7)	(1,283,271)	(86.8)

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

Share-based Compensation Expenses. In January 2006, we adopted the 2006 Share Incentive Plan, under which we are authorized to, starting from 2006, issue up to 8,000,000 common shares pursuant to awards (including options) granted to our employees, directors and consultants. The number of common shares available for grant under the 2006 Share Incentive Plan may be increased by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the plan administrator. Since the adoption of our 2006 Share Incentive Plan, we have granted options to purchase 15,826,000 common shares, of which 2,253,608 options to purchase common shares had been forfeited as of May 31, 2016. In addition, since the adoption of our 2006 Share Incentive Plan, we have granted a total of 8,062,341 non-vested equity shares, including 546,330 shares granted in the fiscal year ended May 31, 2016, of which 1,396,367 shares had been forfeited as of May 31, 2016. Our 2006 Share Incentive Plan expired in January 2016, but the expiration of our 2006 Share Incentive Plan does not affect the effectiveness of options granted prior to such expiration.

In January 2016, we adopted the 2016 Share Incentive Plan, under which we are authorized to issue up to 10,000,000 common shares pursuant to awards (including options) granted to our employees, directors and consultants. As of the date of this annual report, no award has been granted under our 2016 Share Incentive Plan.

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

	For the Year Ended
(in thousands, except percentages)	2014		2015		2016
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
General and administrative	20,079	100.0	15,689	100.0	16,810	100.0

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

In April 2016, we sold 51% equity interest in Beijing Dianshijingwei Technology Co., Ltd, or Dianshijingwei, one of our wholly-owned subsidiaries, to some of Dianshijingwei’s management, for a cash consideration of US$2.3 million, of which US$1.5 million had been collected as of May 31, 2016, and we recorded a gain of US$3.8 million from this disposal. After the disposal, we stopped consolidating Dianshijingwei and started to recognize our remaining investment in Dianshijingwei using the equity method as we retained the ability to exercise significant influence over Dianshijingwei.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Other than our primary and secondary schools, our operating entities in China are subject to a value-added tax (“VAT”) at varying rates ranging from 3% to 17% on their respective net revenues. Our operating entities in China used to be subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges. According to the then-in-effect Circular No. 111 and Circular No. 71 issued by the Ministry of Finance and the State Administration of Taxation on November 11, 2011 and July 31, 2012, respectively, the new enrollment system development services and other operating services provided by Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Smart Wood and Beijing Pioneer which were previously subject to business tax before the implementation of Circular No. 111 and Circular No. 71, have since become subject to value-added tax following the implantation of these two circulars. Pursuant to the same, the operating services provided by Beijing Joy Tend and Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence are also subject to value-added tax. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation promulgated Circular No. 37, which replaces Circular No. 111 and Circular No. 71 and expands such practice of replacing business tax with value-added tax to nationwide starting August 1, 2013. Following the change from business tax to value-added tax, the applicable tax rate for such services increased by 1%, from 5% up to 6%, while the tax payable amount of value-added tax relating to such services was the output tax amount in a tax period minus input tax amount in the same period. Pursuant to Circular No. 68 which was promulgated on June 18, 2016, our operating entities that provide non-academic education services are subject to a simple VAT collection method and apply for a 3% VAT rate since May 2016. VAT is reported as a deduction to revenue when incurred. Circular No. 37 and the subsequent relevant implementation measures and rules are relatively new, and the interpretation and enforcement of this circular and its implementation measures and rules involve uncertainties. To date, the practices instituted under the new circular have had no material adverse effect on the tax positions of our operating entities in China.

With regard to income tax, according to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of May 31, 2016, 23 of our schools elected as schools not requiring reasonable returns, 36 of our schools elected as requiring reasonable returns and the remaining schools were not classified. The implementing rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. Among our schools in the four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2016, three schools are subject to the standard 25% enterprise income tax rate and one school is not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2016.

Enterprises that qualify as “high and new technology enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. In December 2008, Beijing Hewstone and Beijing Decision and Xuncheng Network were recertified as “high and new technology enterprises” in Beijing, and Beijing Pioneer was added to this list in November 2015 and enjoyed a reduced tax rate of 15% starting January 2015. All of them are entitled to a 15% tax rate as long as they continue to qualify as high and new technology enterprises. The deferred tax balance of Beijing Hewstone, Beijing Decision, Beijing Pioneer and Xuncheng Network is calculated at a rate of 15%, as we expect them to continue to be qualified as “high and new technology enterprises.”

An enterprises that qualifies as a “software enterprise” is exempt from enterprise income tax for two years beginning from such enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Seven of our wholly-owned subsidiaries in China, Shanghai Smart Words, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe and Beijing Magnificence, are qualified as software enterprises. Shanghai Smart Words was entitled to an income tax exemption in 2011 and 2012 followed by reduced income tax at a rate of 12.5% from 2013 through 2015. Beijing Smart Wood was entitled to an income tax exemption from in 2012 and 2013 followed by reduced income tax at a rate of 12.5% from 2014 through 2016. Beijing Right Time and Beijing Joy Tend were exempt from income taxes in 2013 and 2014 and are eligible for reduced income taxes at a rate of 12.5% through from 2015 through 2017. Beijing Top and Beijing Shenghe were exempt from income taxes in 2014 and 2015 and are eligible for reduced income taxes at a rate of 12.5% from 2016 through 2018. Beijing Magnificence is entitled to an income tax exemption in 2015 and 2016 followed by reduced income tax at a rate of 12.5% from 2017 through 2019.

Preferential tax treatments granted to our schools by local governmental authorities are subject to review and may be adjusted or revoked at any time. In addition, if the government regulations or authorities were to phase out preferential tax benefits currently granted to “high and new technology enterprises,” New Oriental China and our wholly-owned subsidiaries in China would be subject to the 25% uniform statutory tax rate. The discontinuation of any preferential tax treatments currently available to our schools, especially those schools in major cities, and to New Oriental China and our wholly-owned subsidiaries, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

For additional information on PRC regulations on taxation, see “Item 4. Information on the Company—B. Business Overview—Education—Regulations on Taxation.”

Recent Acquisition

In December 2014, we acquired a 100% equity interest in a kindergarten chain in the city of Qingdao with three schools and approximately 700 students for US$12.9 million.

Recent Disposal

In April 2016, we disposed 51% equity interest in Dianshijingwei for a cash consideration of US$2.3 million and recorded a gain of US$3.8 million from this disposal.

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

	For the Year Ended May 31,
(in thousands of US$)	2014	2015	2016
Net revenues:
Educational programs and services	1,006,198	1,102,974	1,309,339
Books and others	132,689	143,792	169,009
Total net revenues	1,138,887	1,246,766	1,478,348
Operating costs and expenses(1):
Cost of revenues	(451,669)	(526,320)	(614,364)
Selling and marketing	(169,062)	(188,483)	(197,897)
General and administrative	(324,210)	(378,434)	(471,010)
Total operating costs and expenses	(944,941)	(1,093,237)	(1,283,271)
Gain on disposal of subsidiaries	3,621	—	3,760
Operating income	197,567	153,529	198,837
Other income, net	45,632	66,947	68,447
Provision for income taxes	(26,042)	(26,221)	(37,531)
Loss from equity method investments	(1,453)	(1,537)	(4,425)
Net income	215,704	192,718	225,328
Net loss (gain) attributable to the noncontrolling interests	—	295	(444)
Net income attributable to New Oriental Education & Technology Group Inc.	215,704	193,013	224,884

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2014	2015	2016
General and administrative	20,079	15,689	16,810

Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015

Net Revenues. Our total net revenues increased by 18.6% from US$1,246.8 million for the fiscal year ended May 31, 2015 to US$1,478.3 million for the fiscal year ended May 31, 2016. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•	Educational Programs and Services. Net revenues from our educational programs and services increased by 18.7% from US$1,103.0 million for the fiscal year ended May 31, 2015 to US$1,309.3 million for the fiscal year ended May 31, 2016. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$1,040.4 million in the fiscal year ended May 31, 2015 to US$1,238.6 million in the fiscal year ended May 31, 2016. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 2.9 million in the fiscal year ended May 31, 2015 to over 3.6 million in the fiscal year ended May 31, 2016, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students and language training courses for children. Our total numbers of schools and learning centers were 66 and 682, respectively, as of May 31, 2016, compared to 60 and 664, respectively, as of May 31, 2015.

•	Books and Others. Net revenues from sales of books and other educational materials and services increased by 17.5% from US$143.8 million in the fiscal year ended May 31, 2015 to US$169.0 million in the fiscal year ended May 31, 2016, primarily due to the increased revenue of US$17.5 million from the overseas consulting business in the fiscal year ended May 31, 2016.

Operating Costs and Expenses. Our total operating costs and expenses increased by 17.4% from US$1,093.2 million in the fiscal year ended May 31, 2015 to US$1,283.3 million in the fiscal year ended May 31, 2016. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•	Cost of Revenues. Our cost of revenues increased by 16.7% from US$526.3 million in the fiscal year ended May 31, 2015 to US$614.4 million in the fiscal year ended May 31, 2016. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers during the fiscal year ended May 31, 2016.

•	Selling and Marketing Expenses. Our selling and marketing expenses by 5.0% from US$188.5 million in the fiscal year ended May 31, 2015 to US$197.9 million in the fiscal year ended May 31, 2016. This increase was primarily due to the addition of over 400 new sales and marketing personnel during the fiscal year ended May 31, 2016.

•	General and Administrative Expenses. Our general and administrative expenses increased by 24.5% from US$378.4 million in the fiscal year ended May 31, 2015 to US$471.0 million in the fiscal year ended May 31, 2016. This increase was primarily due to an increase of US$31.7 million in human resources expenses and an increase of US$20.3 million in general operational expenses during the fiscal year ended May 31, 2016.

Other Income, Net. Our other income, net which primarily includes interest income, increased from US$66.9 million in the fiscal year ended May 31, 2015 to US$68.4 million in the fiscal year ended May 31, 2016.

Provision for Income Tax. Our income tax expense increased by 43.1% from US$26.2 million in the fiscal year ended May 31, 2015 to US$37.5 million in the fiscal year ended May 31, 2016. The increase was primarily due to higher income tax rate incurred in the fiscal year ended May 31, 2016.

Net Income. As a result of the foregoing, our net income for the fiscal year ended May 31, 2016 was US$225.3 million, compared to US$192.7 million for the fiscal year ended May 31, 2015.

Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014

Net Revenues. Our total net revenues increased by 9.5% from US$1,138.9 million for the fiscal year ended May 31, 2014 to US$1,246.8 million for the fiscal year ended May 31, 2015. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•	Educational Programs and Services. Net revenues from our educational programs and services increased by 9.6% from US$1,006.2 million for the fiscal year ended May 31, 2014 to US$1,103.0 million for the fiscal year ended May 31, 2015. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$969.9 million in the fiscal year ended May 31, 2014 to US$1,040.4 million in the fiscal year ended May 31, 2015. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from over 2.6 million in the fiscal year ended May 31, 2014 to approximately 2.9 million in the fiscal year ended May 31, 2015, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students, language training courses for children and PRC test preparation courses. Our total numbers of schools and learning centers were 60 and 664, respectively, as of May 31, 2015, compared to 56 and 647, respectively, as of May 31, 2014.

•	Books and Others. Net revenues from sales of books and other educational materials and services increased by 8.4% from US$132.7 million in the fiscal year ended May 31, 2014 to US$143.8 million in the fiscal year ended May 31, 2015, primarily due to the increased volume of books that we sold in the fiscal year ended May 31, 2015, as we offered new titles and further expanded our content distribution channel.

Operating Costs and Expenses. Our total operating costs and expenses increased by 15.7% from US$944.9 million in the fiscal year ended May 31, 2014 to US$1,093.2 million in the fiscal year ended May 31, 2015. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•	Cost of Revenues. Our cost of revenues increased by 16.5% from US$451.7 million in the fiscal year ended May 31, 2014 to US$526.3 million in the fiscal year ended May 31, 2015. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers during the fiscal year ended May 31, 2015.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 11.5% from US$169.1 million in the fiscal year ended May 31, 2014 to US$188.5 million in the fiscal year ended May 31, 2015. This increase was primarily due to the addition of over 180 new sales and marketing personnel during the fiscal year ended May 31, 2015.

•	General and Administrative Expenses. Our general and administrative expenses increased by 16.7% from US$324.2 million in the fiscal year ended May 31, 2014 to US$378.4 million in the fiscal year ended May 31, 2015. This increase was primarily due to an increase of US$31.1 million in human resources expenses and an increase of US$7.4 million in general operational expenses during the fiscal year ended May 31, 2015. General and administrative expenses for the fiscal year ended May 31, 2015 included US$15.7 million in share-based compensation expenses, a decrease from US$20.1 million in the fiscal year ended May 31, 2014, which was primarily due to fewer grants and expiration of non-vested shares in the fiscal year ended May 31, 2015.

Other Income, Net. Our other income, net which primarily includes interest income, increased by 46.7% from US$45.6 million in the fiscal year ended May 31, 2014 to US$66.9 million in the fiscal year ended May 31, 2015.

Provision for Income Tax. Our income tax expense increased by 0.7% from US$26.0 million in the fiscal year ended May 31, 2014 to US$26.2 million in the fiscal year ended May 31, 2015. The increase was primarily due to higher income tax rate as well as a dividend withholding tax we incurred in the fiscal year ended May 31, 2015.

Net Income. As a result of the foregoing, our net income for the fiscal year ended May 31, 2015 was US$192.7 million, compared to US$215.7 million for the fiscal year ended May 31, 2014.

Discussion of Segment Operations

During the years ended May 31, 2014 and 2015, we identified six operating segments, including language training and test preparation, primary and secondary school education, online education, content development and distribution, pre-school education and overseas study consulting services. During the year ended May 31, 2016, the Group further separated study tour previously included in the overseas study consulting services as a separate operating segment. The seven operation segments for the year ended May 31, 2016 are identified as language training and test preparation, primary and secondary school education, online education, content development and distribution, pre-school education, overseas study consulting services and study tour. Language training and test preparation and primary and secondary school education have been identified as reportable segments. Online education, content development and distribution, pre-school education, overseas study consulting services and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

Net revenues from our language training and test preparation courses accounted for 85.2%, 83.4% and 83.8%, respectively, of our total net revenues in the fiscal years ended May 31, 2014, 2015 and 2016. Net revenues from our primary and secondary school education accounted for 2.1%, 2.1% and 2.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2014, 2015 and 2016. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary schools ratably over the corresponding academic year.

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

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands of US$)	2014	2015	2016
Net revenues of reportable segments:
Language training and test preparation courses	969,947	1,040,380	1,238,572
Primary and secondary education	24,063	26,735	30,011

Total net revenues of reportable segments	994,010	1,067,115	1,268,583

Total net revenues of our company	1,138,887	1,246,766	1,478,348
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(388,998)	(442,994)	(516,370)
Primary and secondary education	(8,488)	(9,083)	(9,812)
Selling and marketing:
Language training and test preparation courses	(112,092)	(122,697)	(125,815)
Primary and secondary education	(956)	(1,039)	(744)
General and administrative:
Language training and test preparation courses	(204,679)	(245,315)	(296,686)
Primary and secondary education	(8,748)	(10,068)	(12,558)

Total operating costs and expenses of reportable segments	(723,961)	(831,196)	(961,985)

Total operating costs and expenses of our company	(944,941)	(1,093,237)	(1,283,271)

Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015

Net Revenues of Reportable Segments

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 19.0% from US$1,040.4 million for the fiscal year ended May 31, 2015 to US$1,238.6 million for the fiscal year ended May 31, 2016, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015—Net Revenues—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 12.3% from US$26.7 million for the fiscal year ended May 31, 2015 to US$30.0 million for the fiscal year ended May 31, 2016, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 16.6% from US$443.0 million for the fiscal year ended May 31, 2015 to US$516.4 million for the fiscal year ended May 31, 2016, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015—Operating Costs and Expenses—Cost of Revenues.”

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased from US$9.1 million for the fiscal year ended May 31, 2015 to US$9.8 million for the fiscal year ended May 31, 2016, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 2.5% from US$122.7 million for the fiscal year ended May 31, 2015 to US125.8 million for the fiscal year ended May 31, 2016, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education decreased from US$1.0 million for the fiscal year ended May 31, 2015 to US$0.7 million for the fiscal year ended May 31, 2016.

General and Administrative Expenses

•	Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 20.9% from US$245.3 million for the fiscal year ended May 31, 2015 to US$296.7 million for the fiscal year ended May 31, 2016, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015—Operating Costs and Expenses—General and Administrative Expenses.”

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 24.7% from US$10.1 million for the fiscal year ended May 31, 2015 to US$12.6 million for the fiscal year ended May 31, 2016, primarily due to an increase in salaries and welfare benefits for administrative staff.

Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014

Net Revenues of Reportable Segments

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 7.3% from US$969.9 million for the fiscal year ended May 31, 2014 to US$ 1,040.4 million for the fiscal year ended May 31, 2015, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014—Net Revenues—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 11.1% from US$24.1 million for the fiscal year ended May 31, 2014 to US$26.7 million for the fiscal year ended May 31, 2015, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 13.9% from US$389.0 million for the fiscal year ended May 31, 2014 to US$443.0 million for the fiscal year ended May 31, 2015, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014—Operating Costs and Expenses—Cost of Revenues.”

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased from US$8.5 million for the fiscal year ended May 31, 2014 to US$9.1 million for the fiscal year ended May 31, 2015, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 9.5% from US$112.1 million for the fiscal year ended May 31, 2014 to US$122.7 million for the fiscal year ended May 31, 2015, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education increased from US$956,000 for the fiscal year ended May 31, 2014 to US$1.0 million for the fiscal year ended May 31, 2015.

General and Administrative Expenses

•	Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 19.9% from US$204.7 million for the fiscal year ended May 31, 2014 to US$245.3 million for the fiscal year ended May 31, 2015, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014—Operating Costs and Expenses—General and Administrative Expenses.”

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 15.1% from US$8.7 million for the fiscal year ended May 31, 2014 to US$10.1 million for the fiscal year ended May 31, 2015, primarily due to an increase in salaries and welfare benefits for administrative staff.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2014, 2015 and 2016 were increases of 2.5%, 1.2% and 2.0%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.

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

Educational programs and services

Educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of business taxes, VAT and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in the fiscal years ended May 31, 2014, 2015 and 2016, respectively. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

Books and others

Our company sells educational books or other educational materials either through our own book stores or websites or through third-party distributors. Revenue from sales made through our book stores is recognized upon sales to customers. Revenue through distributors is recognized once the products are sold to the end customers.

Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China and Xuncheng, our variable interest entities, and their schools and subsidiaries. We have, through our wholly-owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries, Xuncheng and its subsidiary, and their shareholders such that New Oriental China and its schools and subsidiaries, Xuncheng and its subsidiary (collectively the “VIEs) are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China and Xuncheng. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China and Xuncheng is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs in consideration for the services provided by our wholly-owned subsidiaries in China. Accordingly, as the primary beneficiary of the VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements. In September 2015, the contractual arrangements with Xuncheng Network were terminated, subsequent to which we continued to consolidate Xuncheng Network through voting interest held by New Oriental China.

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

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Xuncheng Network and Its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2014, 2015 and 2016, the VIEs contributed in aggregate 98.4%, 97.9% and 97.7%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the VIEs primarily consist of our kindergarten programs and the leasing of our commercial property. As of the fiscal years ended May 31, 2015 and 2016, the VIEs accounted for an aggregate of 64.8% and 69.8%, respectively, of our total assets, and 92.7% and 93.7%, respectively, of our total liabilities. The assets not associated with the VIEs primarily consist of cash, investments and commercial property.

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

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. As of May 31, 2016, there was no contingent consideration outstanding.

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

Equity Method Investments

Investee companies over which we have the ability to exercise significant influence, but do not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments, where we hold more than 50% equity interest, we may only have significant influence but not control over the investees. Equity method is also used to account for these investments.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We did not record impairment losses on our equity method investment during the years ended May 31, 2014, 2015 and 2016, respectively.

Cost Method Investments

For investee companies over which we do not have significant influence and a controlling interest, we carry the investment at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

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

Available-for-sale Securities Investments

For investments in investees’ stocks which are determined to be debt securities, we account for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

We review our investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recognized no impairment charge for the years ended May 31, 2014, 2015 and 2016, respectively.

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

We review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We recognized no impairment loss on long-lived assets for the years ended May 31, 2014, 2015 and 2016.

Impairment of goodwill

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

In order to test goodwill for impairment, we first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

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

Recently Issued Accounting Pronouncements

Newly adopted accounting pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2014. Early adoption is permitted. We adopted this ASU on June 1, 2015 and the effects of the pronouncement have been reflected in the consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We elected to early adopt this new guidance on a prospective basis and have applied the changes to all deferred tax liabilities and assets and to the consolidated balance sheet as of May 31, 2016. We did not retrospectively apply the changes to prior periods.

Recently issued accounting pronouncements not yet adopted

In May 2014, FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

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

In September 2015, the FASB issued a new pronouncement ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are in the process of evaluating the impact of this pronouncement on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting. The amendments eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We are in the process of evaluating the impact of this pronouncement on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted. We are in the process of evaluating the impacts of the adoption of this ASU on our consolidated financial statements.

In April 2016, the FASB issued a new pronouncement ASU 2016-10, Revenue from Contracts with Customers (Topic 606). The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

1.	Identify the contract(s) with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this update do not change the core principle of the guidance in Topic 606. Rather, the amendments clarify certain aspects related to identifying the performance obligation in the contract and the licensing implementation guidance while retaining the related principles. We are in the process of evaluating the impact of adoption of this ASU on our consolidated financial statements.

In May 2016, the FASB issued a new pronouncement ASU 2016-12 which provides clarifying guidance in certain narrow areas and add some practical expedients as discussed below. The amendments clarify the objective of the collectability criterion in Step 1. The objective of this assessment is to determine whether the contract is valid and represents a substantive transaction on the basis of whether a customer has the ability and intention to pay the promised consideration in exchange for the goods or services that will be transferred to the customer. The amendments also add a new criterion to paragraph 606-10-25-7 to clarify when revenue would be recognized for a contract that fails to meet the criteria in Step 1. That criterion allows an entity to recognize revenue in the amount of consideration received when the entity has transferred control of the goods or services, the entity has stopped transferring goods or services (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable. The amendments permit an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. The amendments specify that the measurement date for noncash consideration is contract inception. The amendments also clarify that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration. The amendments provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations. The amendments clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application. Accounting for elements of a contract that do not affect revenue under legacy GAAP are irrelevant to the assessment of whether a contract is complete. In addition, the amendments permit an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts. The amendments clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. However, an entity is still required to disclose the effect of the changes on any prior periods retrospectively adjusted. The effective date and transition of these amendments is the same as the effective date and transition of ASU 2014-09, Revenue from Contracts with Customers (Topic 606). We are in the process of evaluating the impact of adoption of this pronouncement on our consolidated financial statements.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as:(1) Contingent Consideration Payments Made after a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We do not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2016, we had US$709.2 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 109 new learning centers and closed 85 existing centers in fiscal year 2016. We plan to continue to add schools and learning centers in the future with a focus on opening new learning centers in fast growing, high profit margin cities. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2014	2015	2016
Net cash provided by operating activities	361,345	374,145	517,894
Net cash used in investing activities	(344,377)	(173,417)	(309,737)
Net cash provided by (used in) financing activities	(54,114)	(44,297)	5,503
Effect of foreign exchange rate changes	(8,427)	3,274	(35,749)
Net change in cash and cash equivalents	(45,573)	159,705	177,911

Cash and cash equivalents at beginning of period	417,166	371,593	531,298

Cash and cash equivalents at end of the period	371,593	531,298	709,209

Operating Activities

Net cash provided by operating activities amounted to US$517.9 million in the fiscal year ended May 31, 2016. Our net cash provided by operating activities in the fiscal year ended May 31, 2016 reflected net income of US$225.3 million, as adjusted by the reconciliation of certain non-cash items, including US$47.3 million in depreciation and US$16.8 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$179.6 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$47.9 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

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

Net cash provided by operating activities amounted to US$361.3 million in the fiscal year ended May 31, 2014. Our net cash provided by operating activities in the fiscal year ended May 31, 2014 reflected net income of US$215.7 million, as adjusted by the reconciliation of certain non-cash items, including US$43.6 million in depreciation and US$20.1 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$60.7 million due to the increased amount of course fees received during the period, an increase in the accrued expenses and other current liabilities account of US$44.8 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou and Yangzhou schools and equipment used in our operations, our investment in term deposits and short term investments. Net cash used in investing activities amounted to US$309.7 million in the fiscal year ended May 31, 2016, compared to US$173.4 million in the fiscal year ended May 31, 2015 and US$344.4 million in the fiscal year ended May 31, 2014.

Net cash used in investing activities in the fiscal year ended May 31, 2016 was primarily attributable to net purchase of short term held-to-maturity investments in the amount of US$260.9 million, long term available for sale investments in the amount of US$78.8 million and the purchase of property and equipment in the amount of US$64.4 million in connection with the expansion of our school network.

Net cash used in investing activities in the fiscal year ended May 31, 2015 was primarily attributable to net purchase of held-to-maturity investment in the amount of US$145.4 million and the purchase of property and equipment in the amount of US$55.3 million in connection with the expansion of our school network.

Net cash used in investing activities in the fiscal year ended May 31, 2014 was primarily attributable to net purchase of short term investments in the amount of US$150.4 million and the purchase of property and equipment in the amount of US$31.7 million in connection with the expansion of our school network.

Financing Activities

Net cash provided by financing activities amounted to US$5.5 million in the fiscal year ended May 31, 2016, compared to net cash used in financing activities of US$44.3 million in the fiscal year ended May 31, 2015 and net cash used in financing activities of US$54.1 million in the fiscal year ended May 31, 2014.

Net cash provided by financing activities in the fiscal year ended May 31, 2016 was primarily attributable to investment of RMB445.7 million (US$68.3 million) by investors into Xuncheng Network, a subsidiary of New Oriental China and cash dividend in the amount of US$62.7 million.

Net cash used in financing activities in the fiscal year ended May 31, 2015 was primarily attributable to cash paid for share repurchase in the amount of US$59.4 million.

Net cash used in financing activities in the fiscal year ended May 31, 2014 was primarily attributable to cash paid for share repurchase in the amount of US$21.5 million and cash dividend in the amount of US$54.5 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” for a summary of these contractual arrangements. In the fiscal year ended May 31, 2015, we entered into a series of contractual arrangements with Xuncheng Network, a then wholly-owned subsidiary of New Oriental China, its subsidiaries and its shareholder as part of an internal restructuring. Following a change in our restructuring strategy, these contractual arrangements were terminated in September 2015. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Xuncheng Network, Its Subsidiary and Its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2014, 2015 and 2016, our variable interest entity(ies) contributed in aggregate 98.4%, 97.9% and 97.7%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our variable interest entity(ies) primarily consist of our kindergarten programs and the leasing of our commercial property. As of May 31, 2015 and 2016, our variable interest entity(ies) accounted for an aggregate of 64.8% and 69.8%, respectively, of our total assets, and 92.7% and 93.7%, respectively, of our total liabilities. The assets not associated with our variable interest entity(ies) primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2015 and 2016, US$90.7 million and US$51.9 million, respectively, of these assets were denominated in U.S. dollars, and $283.3 million and US$317.6 million, respectively, of these assets were denominated in RMB.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our variable interest entity(ies), and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2014, 2015 and 2016, the total amount of service fees payable to our PRC subsidiaries from our variable interest entity(ies) under the service agreements was US$123.7 million, US$29.4 million and US$262.7 million, respectively. Conducting our operations through contractual arrangements with our variable interest entity(ies) entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our variable interest entity(ies), which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

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

Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with New Oriental China, the earnings and cash of New Oriental China and its schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2016, the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$359.0 million, and the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$1,133.2 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Capital Expenditures

The expansion of our network of schools, learning centers, O2O ecosystem and bookstores has required significant investment. Our capital expenditures were US$31.7 million, US$55.3 million and US$64.4 million in the fiscal years ended May 31, 2014, 2015 and 2016, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2016 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. “ ” and “New Oriental” are registered trademarks in China and have been recognized as “well-known trademarks” (“ ” ) in a civil action adjudicated in China. We have also registered additional trademarks and logos, including “Pop Kids,” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.df.cn, www.neworiental.org, english.neworiental.org, and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, pop.xdf.cn, baby.xdf.cn, youneng.xdf.cn, liuxue.xdf.cn, youxue.xdf.cn, www.neworiental-k12.org and www.66xue.com.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2016 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2016:

	Payment due by period
(in thousands of US$)	Total	less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	547,012	149,265	224,848	121,416	51,483
Purchase and Leasehold Improvements Obligations(2)	9,427	9,427	—	—	—
Total	556,439	158,692	224,848	121,416	51,483

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	53	Executive Chairman
Chenggang Zhou	54	Director and Chief Executive Officer
Zhihui Yang	42	Chief Financial Officer
Louis T. Hsieh	52	Director
Robin Yanhong Li	47	Independent Director
Denny Lee	48	Independent Director
John Zhuang Yang	61	Independent Director

Mr. Michael Minhong Yu is the founder of our company and has served as the chairman of our board of directors since 2001. He was also our chief executive officer from 2001 to September 2016. In addition to his roles in our company, Mr. Yu also serves as vice chairman of the Beijing Young Entrepreneurs Association and vice chairman of the Committee of Education of the Central Committee of the China Democratic League. Prior to founding our first school in 1993, Mr. Yu was an English instructor at Peking University from 1985 and 1991. Mr. Yu received his bachelor’s degree in English from Peking University.

Mr. Chenggang Zhou has served as our director since November 2010 and chief executive officer since September 2016. Mr. Zhou joined New Oriental in 2000 and has held multiple positions in our company since then, including president, executive president for domestic business, executive vice president, vice president and president of Beijing and Shanghai New Oriental Schools. Prior to joining us, Mr. Zhou was a correspondent for the Asia Pacific region and a program host at BBC. Mr. Zhou received his bachelor’s degree in English from Suzhou University in China and his master’s degree in communications from Macquarie University, Australia.

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

Mr. Louis Hsieh has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from April 2004. From 2002 to 2003, Mr. Hsieh was a managing director for private equity firm Darby Asia Investors (HK) Limited. Prior to that, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG from 2000. Over the period from 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh also serves as an independent director of JD.com, Inc. (NASDAQ: JD), China’s leading online direct sales company, and Nord Anglia Education, Inc. (NYSE: NORD), the world’s leading premium schools organization. Mr. Hsieh has been appointed to serve on the board of Yum China Holdings, Inc. as an independent director following the spin-off of Yum China Holdings, Inc. from Yum! Brands, Inc., an NYSE-listed company, which is expected to occur after the close of business on October 31, 2016. Mr. Hsieh holds a B.S. degree in Industrial Engineering and Engineering Management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of NetEase, Inc., formerly known as Netease.com, Inc., a leading internet technology company in China listed on the Nasdaq Global Select Market, since April 2002. He was the chief financial officer of NetEase, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase, Inc. in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the board of Concord Medical Services Holdings Limited, which is listed on the New York Stock Exchange, and as an independent non-executive director on the board of China Metal Resources Utilization Ltd., which is listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. John Zhuang Yang has served as our independent director since September 3, 2007. Dr. Yang is currently the Dean of the Beijing International M.B.A. Program at Peking University. He also serves as a full-time professor at National School of Development of Peking University and holds a tenured professorship at Fordham University’s graduate school of business. Dr. Yang currently also serves as an independent director of Tristate Holdings Limited, a company listed on the Hong Kong Stock Exchange. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2016, we paid an aggregate of approximately US$1.5 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$100,000. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

Share Incentives

2006 Share Incentive Plan

Our 2006 Share Incentive Plan, as amended, or the 2006 plan, is designed to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2006 plan is 8,000,000 shares, plus (1) 5,000,000 shares added on January 1, 2007, (2) 5,000,000 shares added on January 1, 2008 and (3) an annual increase on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of the number of shares outstanding as of such date, and (z) a lesser number of shares determined by the administrator of the 2006 plan. The 2006 plan expired in January 2016. No additional awards may be granted under the 2006 plan after its expiration, but the expiration of the plan would not impair any award previously granted under the plan.

2016 Share Incentive Plan

We adopted our 2016 Share Incentive Plan, or the 2016 plan, in January 2016 to continue to provide incentives to employees, directors and consultants after the expiration of our 2006 plan. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 plan is 10,000,000 shares.

As of the date of this annual report, no award has been granted under our 2016 plan. The following table summarizes, as of September 23, 2016, the outstanding share options and non-vested equity shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group.

Name	Common Shares Underlying Outstanding Options	Exercise Price (US$/Share)(1)	Date of Grant	Date of Expiration
Chenggang Zhou	*	8.75	3/5/07	3/5/17
	*	12.19	1/17/12	1/17/17
	*	†	2/6/2015	31/12/17
Zhihui Yang	*	8.75	3/5/07	3/5/17
	*	†	2/6/2015	12/31/17
Louis T. Hsieh	*	8.75	3/5/07	3/5/17
	*	12.19	1/17/12	1/17/17
	*	†	10/19/2015	12/31/17
Other individuals as a group	68,785	8.75	3/5/07	3/5/17

*	Less than 1% of our total outstanding voting securities
†	Non-vested equity share awards.
(1)	In July 2012, our board of directors approved a reduction in the number of share options and a reduction in the exercise price of the share options granted to the employees identified above on January 17, 2012. The exercise price was reduced to US$12.19 from US$22.00 and the aggregate number of common shares underlying the share options was reduced to 2,295,000 common shares from 3,060,000 common shares.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

•	restricted shares, which are common shares issued to the grantee that are subject to transfer restrictions, right of first refusal, repurchase, forfeiture, and other terms and conditions as established by our plan administrator; and restricted share units, which may be earned upon the passage of time or the attainment of performance criteria and which may be settled for cash, common shares or other securities, or a combination of cash, common shares or other securities as established by our plan administrator;

•	share appreciation rights, which entitle the grantee the right to common shares or cash compensation measured by the appreciation in the value of common shares; and

•	dividend equivalent rights, which entitle the grantee to compensation measured by dividends paid with respect to common shares.

Plan Administration. Our board of directors, or a committee designated by our board or directors, administers the 2006 plan. The committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of each award grant.

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

The term of each award under our 2006 plan will be specified in an award agreement, but the term of an ISO shall not exceed ten years from the date of grant thereof.

Vesting Schedule. In general, one-sixth of the common shares underlying the option will vest on each six-month anniversary of the vesting commencement date specified in the option award notice. The vesting will be suspended if the grantee’s leave of absence exceeds 90 days and will resume upon the grantee’s return to service to us.

The following paragraphs describe the principal terms of the 2016 plan.

Amendment of the Plan. Our board of director may at any time amend, suspend or terminate the 2016 plan. Unless we decide to follow home country practice, the following amendments to the 2016 plan require approval from our shareholders (i) increase of the number of shares available under the 2016 plan, (ii) extension of the term of the 2016 plan, (iii) extension of the exercise period of an option beyond ten years, and (iv) any other amendments about which shareholders’ approval are necessary and desirable under applicable laws or stock exchange rules.

The remaining terms of the 2016 plan are substantially identical to the terms of the 2006 plan described above.

Xuncheng Network Employee Share Ownership Arrangement

In October 2015, Xuncheng Network completed a transaction to sell 21% equity interest to seven limited partnerships, the special purpose vehicles established for holding Xuncheng Network’s shares on behalf of a number of our employees. As of the date of this annual report, our director and chief executive officer, Mr. Chenggang Zhou and our chief financial officer, Mr. Zhihui Yang each held the economic interest associated with no more than 1% of equity interest in Xuncheng Network.

C.	Board Practices

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are, or have been within the past three years, also our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2016, our board held meetings or passed resolutions by unanimous written consent 15 times.

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

In the fiscal year ended May 31, 2016, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members six times, including the audit committee’s approval of four quarterly earnings releases.

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

In the fiscal year ended May 31, 2016, the compensation committee approved certain matters together with the rest of the board members four times.

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

In the fiscal year ended May 31, 2016, the nominating and corporate governance committee approved certain matters together with the rest of the board members three times.

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

We had 22,826, 25,826 and 28,690 full time employees and 8,739, 7,667 and 7,993 contract teachers and staff as of May 31, 2014, 2015 and 2016, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 23, 2016.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	22,264,600	14.1
Chenggang Zhou	*	*
Zhihui Yang	*	*
Louis T. Hsieh	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	22,936,782	14.6
Principal Shareholders:
Tigerstep Developments Limited(5)	22,264,600	14.1
Oppenheimer Funds(6)	17,220,052	10.9
Artisan Partners Limited Partnership(7)	13,564,224	8.6
FIL Limited(8)	13,318,595	8.5

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 157,470,897, being the number of common shares outstanding as of September 23, 2016 and (ii) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after September 23, 2016 and the number of non-vested equity shares held by such person or group that will vest within 60 days after September 23, 2016.
(3)	Includes 22,264,600 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Michael Minhong Yu. Through a trust arrangement, Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Development Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.
(4)	Includes (i) common shares, (ii) common shares issuable upon exercise of all of the options that are exercisable within 60 days after September 23, 2016 and (iii) non-vested equity shares that will vest within 60 days after September 23, 2016 held by all of our directors and senior executive officers as a group.
(5)	Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

(6)	The number of common shares beneficially owned is as of December 31, 2015, as reported in a Schedule 13G filed jointly by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund (collectively “Oppenheimer Funds”) on February 5, 2016. As set forth in the Schedule 13G, OppenheimerFunds, Inc. has shared power to vote and dispose of 17,220,052 common shares, which include 14,173,562 common shares held by Oppenheimer Developing Markets Fund. The business address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281. The business address of Oppenheimer Developing Markets Fund is 6803 S. Tucson Way Centennial, CO 80112.
(7)	The number of common shares beneficially owned is as of December 31, 2015, as reported in a Schedule 13G filed by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. on February 2, 2016. As set forth in the Schedule 13G, Artisan Partners Limited Partnership has shared power to vote 12,204,202 common shares and shared power to dispose of 13,564,224 common shares. As set forth in the Schedule 13G, Artisan Partners Limited Partnership does not have shared power to vote the remaining 1,360,022 which Artisan Partners Limited Partnership has reported in its Schedule 13G that it beneficially owns. Securities reported on the Schedule 13G as being beneficially owned by Artisan Partners Limited Partnership are held by Artisan Partners Limited Partnership and/or one or more of its investment adviser subsidiaries on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The business address of Artisan Partners Limited Partnership reported on the Schedule 13G is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.
(8)	The number of common shares beneficially owned is as of December 31, 2015, as reported in a Schedule 13G filed jointly by FIL Limited, Pandanus Partners, L.P. and Pandanus Associates, Inc. on February 12, 2016. As set forth in the Schedule 13G, FIL Limited has sole power to vote 12,296,709 common shares and sole power to dispose of 13,318,595 common shares. As set forth in the Schedule 13G, FIL Limited does not have shared power to vote the remaining 1,021,886 which FIL Limited has reported in its Schedule 13G that it beneficially owns. The business address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of September 23, 2016, we had 157,470,897 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 89% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our common shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with New Oriental China and Its Schools and Subsidiaries and Shareholder

See “Item 4—Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China and Its Schools and Subsidiaries and Its Shareholder” for a summary of the contractual arrangements we have entered into with New Oriental China and its subsidiaries and shareholder, which enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China, and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interests in New Oriental China held by such shareholder to another PRC person or entity designated by us at any time in our discretion.

In connection with Xuncheng Network’s proposed listing of its common shares on the National Equities Exchange and Quotations in China, New Oriental China and Beijing Pioneer entered into an amendment to the Master Exclusive Service Agreement on January 28, 2016, pursuant to which Xuncheng Network was removed from the schedule of the Master Exclusive Service Agreement. However, we continue to consolidate Xuncheng Network through voting interest held by New Oriental China.

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

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of share-based compensation we have provided to our directors, officers and other individuals as a group.

Lease Arrangements with an Affiliate

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding (Tianjin) Co., Ltd., or Metropolis Holding. In February 2012, Fine Talent Holdings Limited, a British Virgin Islands company owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2016, twenty of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2016, we accrued a total of US$7.1 million rent to Metropolis Holding. As of May 31, 2016, amounts due from Metropolis Holding were US$2.4 million, which represented prepaid rent and rental deposit.

Loans to Joint Ventures and Equity Method Long-Term Investee

As of May 31, 2016, the amount due from Beijing Haiwei Career Services Co., Ltd., or Haiwei Career, a joint venture 50% owned by our company, was US$1.5 million, representing non-interest bearing loans extended by us during the fiscal year ended May 31, 2016 to Haiwei Career to support its daily operation. All the loans will be paid off within one year.

During the period from January to April 2016, we extended multiple non-interest bearing loans in an aggregate amount of US$1.0 million to Beijing Weixuemingri Network Technology Co., Ltd., a joint venture 54.5% owned by our company, to support its daily operation. In May 2016, we fully wrote off the outstanding loan.

As of May 31, 2016, the amount due from Dianshijingwei, one of our equity method long-term investees after we disposed of 51% equity interest in it in April 2016, was US$1.5 million, representing a non-interest bearing loan provided by us to Dianshijingwei before the disposal.

Transactions with Other Related Parties

During the fiscal year ended May 31, 2016, we recorded US$191,104 revenues from other related parties and recorded US$29,927 expenses for services received from other related parties. As of May 31, 2016, we had US$16,620 in aggregate due from other related parties and US$28,939 in aggregate due to other related parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

Litigation

We have been subject to copyright, trademark and trade name infringement claims and legal proceedings in the past which related to, among other things, infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs, and we may be subject to similar claims and legal proceedings from time to time in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Third parties have in the past brought intellectual property infringement claims against us based on the content of the books and other teaching or marketing materials that we or our teachers authored and/or distributed and may bring similar claims against us in the future.” We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations.

Dividend Policy

On April 17, 2012, our board of directors declared a special cash dividend in the amount of US$0.30 per ADS. The cash dividend was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012. The aggregate amount of cash dividends paid was US$47.0 million, which was funded by surplus cash on our balance sheet. On July 23, 2013, our board of directors declared a special cash dividend in the amount of US$0.35 per ADS. The cash dividend was paid on October 7, 2013 to shareholders of record at the close of business on September 6, 2013. The aggregate amount of cash dividends paid was US$54.5 million, which was funded by surplus cash on our balance sheet. On July 21, 2015, our board of directors declared a special cash dividend in the amount of US$0.4 per ADS. The cash dividend was paid in October 2015 to shareholders of record at the close of business on September 4, 2015. The aggregate amount of cash dividends paid was approximately US$62.7 million.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2012	34.77	20.61
Fiscal Year 2013	28.33	9.41
Fiscal year 2014	34.50	20.06
Fiscal year 2015	27.42	18.10
Fiscal year 2016	43.58	18.09
Quarterly Highs and Lows
First Fiscal Quarter of 2015	27.42	18.74
Second Fiscal Quarter of 2015	24.20	20.01
Third Fiscal Quarter of 2015	22.06	18.10
Fourth Fiscal Quarter of 2015	27.18	19.10
First Fiscal Quarter of 2016	26.46	18.09
Second Fiscal Quarter of 2016	30.98	18.22
Third Fiscal Quarter of 2016	33.56	27.40
Fourth Fiscal Quarter of 2016	43.58	30.01
First Fiscal Quarter of 2017	45.37	38.11
Monthly Highs and Lows
March 2016	36.75	30.01
April 2016	40.71	33.47
May 2016	43.58	38.68
June 2016	43.54	38.11
July 2016	45.37	40.01
August 2016	44.50	39.38
September 2016 (through September 23)	48.41	43.13

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent 75% in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when (a) a company acts or proposes to act illegally or ultra vires; (b) the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and (c) those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

In addition, directors of a Cayman Islands company must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board. Our amended and restated memorandum and articles of association provides that a director with an interest (direct or indirect) in a contract or arrangement or proposed contract or arrangement with the company must declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he is or has become so interested.

A general notice may be given at a meeting of the board of directors to the effect that (i) the director is a member/officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him, will be deemed sufficient declaration of interest. Following the disclosure being made pursuant to our amended and restated memorandum and articles of association and subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

There are no statutory requirements under Cayman Islands law allowing our shareholders to requisition a shareholders’ meeting. However, under our amended and restated articles of association, on the requisition of shareholders representing not less than 33% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, and our amended and restated articles of association does not require us to call such meetings every year.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares. Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules that became effective on January 1, 2008, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the State Administration of Taxation issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. In addition, the SAT issued a bulletin on January 29, 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC enterprise shareholders by us, or the gain our non-PRC enterprise shareholders may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law.

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

The following discussion does not deal with the tax consequences to any particular holder or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities (including private foundations);

•	pension plans;

•	cooperatives;

•	holders that are not U.S. Holders;

•	persons whose functional currency is not the U.S. dollar;

•	real estate investment trusts;

•	regulated investment companies;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or common shares as part of a straddle, hedging, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons holding ADSs or common shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

With respect to non-corporate U.S. Holders, including individuals, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the U.S. and the PRC, (2) the non-United States corporation is not a passive foreign investment company (as discussed below) for either its taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Although we expect our ADSs will be considered to be readily tradable on the NYSE, which is an established securities market in the U.S., there can be no assurance that our ADSs will be considered readily tradable on an established securities market in the future. Since we do not expect that our common shares will be listed on an established securities market in the U.S., it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. In the event, however, that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the U.S.—PRC income tax treaty. U.S. Holders are advised to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

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

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2016 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2016. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the United States Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$14.5 million in our interest income for the year ended May 31, 2016.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB66.3 million in the value of our U.S. dollar denominated financial assets as of May 31, 2016.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received a sum of US$1.8 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received is offset against general and administrative expenses.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2016, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2016 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entity and its schools and subsidiaries (collectively, the “Group”) as of May 31, 2016, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2016 of the Group and our report dated September 27, 2016 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, People’s Republic of China

September 27, 2016

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

	For the Year Ended May 31,
(in thousands of US$)	2015	2016
Audit fees(1)	1,999	2,116
Audit related fees(2)	—	—
Tax fees(3)	50	44
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. Currently, we have six directors on our board, consisting of three independent directors and three directors who are, or have been within the past three years, also our executive officers. Nevertheless, we have maintained fully independent audit, compensation and nominating and corporate governance committees on our board of directors since the first anniversary of our NYSE listing.

Section 303A.08 of the NYSE Listed Company Manual requires a listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Under Cayman Islands law, we are not required to obtain shareholders’ approval for adoption of new equity-compensation plans or amendments to our existing equity incentive plan. Our board amended our 2006 share incentive plan in September 2012 to clarify that the administrator of the plan has the power to reduce the exercise price of an outstanding option and also reduce the number of the underlying common shares without seeking shareholders’ approval, if such modification would not result in significant additional share-based compensation expenses to be incurred by our company. In addition, our board adopted our 2016 share incentive plan in January 2016. We have followed the home country practice and obtained the board approval but not shareholder approval for amending our 2006 share incentive plan as well as adopting the 2016 share incentive plan as described above.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

Exhibit Number	Description of Document

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.5	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Equity Pledge Agreement, dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

Exhibit Number	Description of Document

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.9	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.10	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.11	English Translation of Option Agreement dated April 23, 2012 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.12	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment no. 2 to our annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.13	Master Exclusive Service Agreement, dated as of September 19, 2014, by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.14*	Amendment No. 1 to Master Exclusive Service Agreement, dated as of January 28, 2016, by and between Beijing Pioneer and New Oriental China

4.15*	2016 Share Incentive Plan

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION &
TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name:	Chenggang Zhou
Title:	Chief Executive Officer

Date: September 27, 2016

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entities and their schools and subsidiaries (collectively, the “Group”) as of May 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2016. Our audits also included the financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 27, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

September 27, 2016

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2015	2016
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	531,298	709,209
Restricted cash	944	110
Term deposits	69,091	86,706
Short-term investments	599,935	819,229
Accounts receivable, net of allowance of US$801 and US$408 as of May 31, 2015 and 2016, respectively	4,222	3,747
Inventory	23,983	27,303
Deferred tax assets	17,988	—
Prepaid expenses and other current assets, net	97,833	99,677
Amounts due from related parties, current	3,586	4,539
Long-term investments due within one year	—	118,816

Total current assets	1,348,880	1,869,336
Restricted cash, non-current	2,481	3,811
Property and equipment, net	231,463	237,698
Land use rights, net	4,262	3,906
Amounts due from related parties, non-current	1,497	1,741
Long-term deposit	15,268	14,901
Long-term prepaid rent	424	235
Deferred tax assets, non-current	5,040	24,341
Intangible assets	3,919	2,618
Goodwill	11,194	10,545
Long-term investments	325,991	178,863
Other non-current assets	1,118	6,839

Total assets	1,951,537	2,354,834

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$17,809 and US$21,318 as of May 31, 2015 and 2016, respectively)	17,888	21,395
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$157,466 and US$192,332 as of May 31, 2015 and 2016, respectively)	178,803	217,044
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$25,028 and US$30,899 as of May 31, 2015 and 2016, respectively)	25,376	32,806
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$1,995 and US$29 as of May 31, 2015 and 2016, respectively)	1,995	42
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$470,903 and US$616,299 as of May 31, 2015 and 2016, respectively)	501,170	646,903

Total current liabilities	725,232	918,190

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$1,600 and US$1,432 as of May 31, 2015 and 2016, respectively)	2,461	1,982

Total liabilities	727,693	920,172

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2015	2016
	US$	US$
Commitments and Contingencies
Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2015 and 2016; 158,379,387 shares issued as of May 31, 2015 and 2016; 156,486,763 and 157,439,397 shares outstanding as of May 31, 2015 and 2016, respectively)	1,584	1,584
Treasury stock	(19)	(9)
Additional paid-in capital	141,653	223,422
Statutory reserves	153,610	184,697
Retained earnings	824,015	931,930
Accumulated other comprehensive income	99,505	62,948

Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,220,348	1,404,572

Noncontrolling interests	3,496	30,090
Total equity	1,223,844	1,434,662
Total liabilities and equity	1,951,537	2,354,834

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
NET REVENUES
Educational programs and services	1,006,198	1,102,974	1,309,339
Books and others	132,689	143,792	169,009

Total net revenues	1,138,887	1,246,766	1,478,348
Operating costs and expenses
Cost of revenues	(451,669)	(526,320)	(614,364)
Selling and marketing	(169,062)	(188,483)	(197,897)
General and administrative	(324,210)	(378,434)	(471,010)

Total operating costs and expenses	(944,941)	(1,093,237)	(1,283,271)

Gain on disposal of subsidiaries	3,621	—	3,760

OPERATING INCOME	197,567	153,529	198,837

OTHER INCOME, NET
Interest income	44,880	66,605	66,861
Miscellaneous income, net	752	342	1,586

Income before income tax expense and loss from equity method investments	243,199	220,476	267,284

Provision for income taxes:
Current	(28,235)	(31,552)	(39,467)
Deferred	2,193	5,331	1,936

Provision for income taxes	(26,042)	(26,221)	(37,531)

Loss from equity method investments	(1,453)	(1,537)	(4,425)

Net income	215,704	192,718	225,328

Add: Net loss (gain) attributable to noncontrolling interests	—	295	(444)

Net income attributable to New Oriental Education & Technology Group Inc.	215,704	193,013	224,884
Net income per share (Note 16)
- Basic	1.38	1.23	1.43
- Diluted	1.37	1.23	1.43

Weighted average shares used in calculating basic net income per share	156,033,992	156,438,606	156,782,439

Weighted average shares used in calculating diluted net income per share	157,903,464	157,302,174	157,391,686

Share-based compensation expense included in: General and administrative	20,079	15,689	16,810

Total	20,079	15,689	16,810

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data, or otherwise noted)

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
Net income	215,704	192,718	225,328

Other comprehensive income, net of tax
Foreign currency translation adjustment	(17,894)	12,006	(72,464)
Unrealized gain on available-for-sale securities, net of tax effect of nil, nil and nil for years ended May 31, 2014, 2015 and 2016, respectively	586	21,940	36,635

Other comprehensive (loss) / income	(17,308)	33,946	(35,829)

Comprehensive income	198,396	226,664	189,499
Less: comprehensive (loss) / income attributable to non-controlling interests	—	(295)	1,172
Comprehensive income attributable to New Oriental Education & Technology Group Inc.	198,396	226,959	188,327

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Statutory reserve	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Noncontrolling Interest	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance at June 1, 2013	156,695,987	1,573	164,336	(17)	82,867	107,723	500,770	857,252	—	857,252
Issuance of ADS shares for the exercises of employee share options	—	11	7,837	—	—	—	—	7,848	—	7,848
Reissuance of treasury stock for the exercises of employee share options	1,014,727	—	13,514	10	—	—	—	13,524	—	13,524
Reissuance of treasury stock for the vesting of non-vested equity shares	810,052	—	(8)	8	—	—	—	—	—	—
Share-based compensation expense	—	—	20,079	—	—	—	—	20,079	—	20,079
Transfer to statutory reserves	—	—	—	—	—	22,145	(22,145)	—	—	—
Dividend declared (a)	—	—	(14,891)	—	—	—	(39,585)	(54,476)	—	(54,476)
Share repurchase (b)	(762,100)	—	(16,858)	(7)	—	—	—	(16,865)	—	(16,865)
Net income	—	—	—	—	—	—	215,704	215,704	—	215,704
Foreign currency translation adjustment	—	—	—	—	(17,894)	—	—	(17,894)	—	(17,894)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	586	—	—	586	—	586

Balance at May 31, 2014	157,758,666	1,584	174,009	(6)	65,559	129,868	654,744	1,025,758	—	1,025,758
Reissuance of treasury stock for the exercises of employee share options	953,514	—	11,353	9	—	—	—	11,362	—	11,362
Reissuance of treasury stock for the vesting of non-vested equity shares	575,432	—	(6)	6	—	—	—	—	—	—
Share-based compensation expense	—	—	15,689	—	—	—	—	15,689	—	15,689
Transfer to statutory reserves	—	—	—	—	—	23,742	(23,742)	—	—	—
Share repurchase (c)	(2,800,849)	—	(59,392)	(28)	—	—	—	(59,420)	—	(59,420)
Net income	—	—	—	—	—	—	193,013	193,013	(295)	192,718
Foreign currency translation adjustment	—	—	—	—	12,006	—	—	12,006	—	12,006
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	21,940	—	—	21,940	—	21,940
Capital injections of noncontrolling interests	—	—	—	—	—	—	—	—	3,791	3,791

Balance at May 31, 2015	156,486,763	1,584	141,653	(19)	99,505	153,610	824,015	1,220,348	3,496	1,223,844
Reissuance of treasury stock for the exercises of employee share options	240,304	—	2,428	3	—	—	—	2,431	—	2,431
Reissuance of treasury stock for the vesting of non-vested equity shares	712,330	—	(7)	7	—	—	—	—	—	—
Share-based compensation expense	—	—	16,810	—	—	—	—	16,810	—	16,810
Transfer to statutory reserves	—	—	—	—	—	31,853	(31,853)	—	—	—
Dividend declared (d)	—	—	—	—	—	—	(62,668)	(62,668)	—	(62,668)
Equity restructuring of Xuncheng (e)	—	—	23,214	—	—	(766)	(22,448)	—	—	—
Net income	—	—	—	—	—	—	224,884	224,884	444	225,328
Foreign currency translation adjustment	—	—	—	—	(72,193)	—	—	(72,193)	(271)	(72,464)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	35,636	—	—	35,636	999	36,635
Capital injections of noncontrolling interests	—	—	39,579	—	—	—	—	39,579	28,919	68,498
Repurchase shares from noncontrolling interest	—	—	(255)	—	—	—	—	(255)	(3,497)	(3,752)

Balance at May 31, 2016	157,439,397	1,584	223,422	(9)	62,948	184,697	931,930	1,404,572	30,090	1,434,662

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(In thousands, except share data)

(a)	On July 23, 2013, the Company declared a special cash dividend in the amount of US$0.35 per ADS. The aggregate amount of cash dividend paid was US$54,476, of which US$39,585 and US$14,891 were funded by retained earnings and additional paid in capital, respectively. The dividend was fully paid on October 7, 2013 to shareholders of record at the close of business on September 6, 2013.
(b)	On April 23, 2013, the Company’s board of directors authorized the repurchase of up to US$50,000 of the Company’s shares during the period from April 29, 2013, through July 31, 2013 to facilitate the future vesting of options or non-vested equity shares. 1,683,400 and 762,100 shares were repurchased in the years ended May 31, 2013 and 2014, respectively.
(c)	On July 22, 2014, the Company’s board of directors authorized the repurchase of up to US$120,000 of the Company’s shares during the period from July 28, 2014 through March 31, 2015. 2,800,849 shares were repurchased in the year ended May 31, 2015.
(d)	On July 19, 2015, the Company declared a special cash dividend in the amount of US$0.4 per ADS. The aggregate amount of cash dividend paid was US$62,668, which was funded by retained earnings. The dividend was fully paid on October 7, 2015 to shareholders of record at the close of business on September 4, 2015.
(e)	In January 2016, Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”), a subsidiary of the Group, transformed from a limited liability company to a joint stock limited company. The Group’s accumulated retained earnings and statutory reserve related to Xuncheng were reclassified to additional paid-in-capital in the consolidation financials statements.

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
Cash flows from operating activities
Net income	215,704	192,718	225,328
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	43,578	46,663	47,281
Amortization of intangible assets	113	607	1,122
Amortization of land use rights	117	116	112
Loss on disposal of property and equipment	2,023	2,904	2,061
Gain on disposal of subsidiaries	(3,621)	—	(3,760)
Share-based compensation expense	20,079	15,689	16,810
Allowance for doubtful accounts	254	680	904
Loss from equity method investments	1,453	1,537	4,425
Deferred income taxes	(2,193)	(5,548)	(1,936)
Changes in operating assets and liabilities
Accounts receivables	443	(2,096)	(187)
Prepaid expenses and other current assets	(20,168)	(22,503)	(7,711)
Inventory	(481)	(1,750)	(5,649)
Long-term deposit	(207)	(2,598)	(532)
Long-term prepaid rent	157	668	169
Accounts payable	272	9,248	4,830
Accrued expenses and other current liabilities	44,775	11,120	47,945
Income taxes payable	1,286	7,607	7,878
Deferred revenue	60,722	117,086	179,583
Amounts due to related parties	(1,097)	1,994	(1,887)
Amounts due from related parties	(1,864)	3	1,108

Net cash provided by operating activities	361,345	374,145	517,894

Cash flows from investing activities
Restricted cash paid for establishing new schools and subsidiaries	(3,282)	(2,055)	(5,461)
Release of restricted cash for establishing new schools and subsidiaries	2,537	976	4,747
Investments in bank deposits maturing over three months	(72,497)	(32,703)	(64,540)
Settlement of bank deposits maturing over three months	22,187	62,924	42,603
Investments in short-term held-to-maturity investments	(1,849,087)	(943,476)	(1,112,172)
Settlement of short-term held-to-maturity investments	1,698,643	992,117	851,250
Purchase of property and equipment	(31,703)	(55,318)	(64,401)
Proceeds from disposal of property and equipment	946	1,738	1,310
Purchase of China Management Software Institute, net of cash acquired of US$68	—	(4,551)	—
Purchase of Qingdao Alice, net of cash acquired of US$2,306 (Note 3)	—	(10,623)	—
Payments for available-for-sale investments (Note 12)	(16,076)	(26,076)	(78,764)
Payments for equity method investments (Note 12)	—	(10,955)	(468)
Purchase of held-to-maturity investments (Note 12)	(96,045)	(145,415)	—
Settlement of held-to-maturity investments	—	—	115,178
Proceeds from disposal of cost method investment	—	—	540
Loan provided to related parties	—	—	(2,575)
Proceeds from disposal of Dianshijingwei	—	—	1,520
Proceeds from disposal of Boost Caring	—	—	1,496

Net cash used in investing activities	(344,377)	(173,417)	(309,737)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share option	21,849	11,332	2,176
Cash paid for shares repurchased	(21,487)	(59,420)	—
Cash paid for dividend	(54,476)	—	(62,668)
Capital contribution from noncontrolling interests	—	3,791	69,747
Repurchase shares from noncontrolling interests	—	—	(3,752)

Net cash (used in) provided by financing activities	(54,114)	(44,297)	5,503

Effects of exchange rate changes	(8,427)	3,274	(35,749)

Net change in cash and cash equivalents	(45,573)	159,705	177,911

Cash and cash equivalents at beginning of year	417,166	371,593	531,298

Cash and cash equivalents at end of year	371,593	531,298	709,209

Supplement disclosure of cash flow information
Income taxes paid	26,987	23,896	32,037

Non-cash investing and financing activities:
Payable for purchase of property and equipment	6,018	7,433	11,953
Payable for acquisition of China Management Software Institute	4,594	—	—
Payable for long-term available-for-sale investment	—	1,452	—

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

New Oriental Education & Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands. The Company, its wholly owned subsidiaries and its variable interest entities, Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China”) and its schools and subsidiaries and Xuncheng and its subsidiary (collectively, the “VIEs”), are collectively referred to as the “Group”.

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

As of May 31, 2016, details of the Company’s subsidiaries, variable interest entity and its schools and subsidiaries were as follows:

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Subsidiaries of the Company:

Beijing Right Time Technology Company Limited (“Beijing Right Time”)	January 31, 2013	PRC	100%	Educational consulting and software development

Beijing Sincerity Technology Company Limited (“Beijing Sincerity”)	January 31, 2013	PRC	100%	Educational consulting and software development

Beijing Magnificence Technology Company Limited (“Beijing Magnificence”)	November 1, 2013	PRC	100%	Educational consulting and software development

Beijing Top Technology Company Limited (“Beijing Top”)	November 13, 2013	PRC	100%	Educational consulting and software development

Beijing Shenghe Technology Company Limited (“Beijing Shenghe”)	May 27, 2014	PRC	100%	Educational consulting and software development

Beijing New Oriental Walkite International Travel Co., Ltd.	May 22, 2012	PRC	100%	Consulting

Walkite International Academy Co., Ltd.	March 16, 2015	U.K.	100%	Consulting

Beijing New Road Information Consulting Services Co., Ltd. (“New Road”)	March 6, 2015	PRC	51%	Consulting

Walkite International Academy (U.S.A.) Co., Ltd.	April 13, 2015	U.S.A.	100%	Consulting

Beijing Chongshengdongfang Network Technology Co., Ltd. (“Chongshengdongfang”)	December 24, 2014	PRC	100%	Educational consulting and software development

Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	100%	Kindergarten

Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	November 9, 2007	PRC	100%	Kindergarten

Nanjing Yuhuatai District New Oriental Kindergarten of Stars (“Nanjing Kindergarten”)	February 20, 2009	PRC	100%	Kindergarten

Qingdao Alice Education & Technology Company Limited (“Qingdao Alice “)	August 21, 2014	PRC	100%	Kindergarten

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Subsidiaries of the Company:

Qingdao Laoshan District Happy Alice Kindergarten (“Laoshan Alice”)	December 4, 2014	PRC	100%	Kindergarten

Qingdao Happy Alice Kindergarten (“Qingdao Happy Alice”)	November 29, 2005	PRC	100%	Kindergarten

Qingdao Chengyang District Happy Alice Kindergarten (“Chengyang Alice”)	October 30, 2014	PRC	100%	Kindergarten

Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational Consulting

Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Abundant State Limited (“Abundant”)	May 30, 2014	BVI	100%	Educational Consulting

Koolearn Corporation (“Koolearn Cayman”)	June 10, 2013	Cayman	100%	On-line Education

Koolearn Holding Limited (“Koolearn HK”)	June 21, 2013	Hong Kong	100%	Educational Consulting

Variable interest entity of the Company:

Beijing New Oriental Education & Technology (Group) Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services

Schools and subsidiaries of New Oriental China:

Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language and post- secondary education

Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	N/A	Language education

Guangzhou Haizhu District Privately-Funded New Oriental Training School (“Guangzhou Haizhu School”) (a)	September 8, 2000	PRC	N/A	Language education

Guangzhou New Oriental Training School (“Guangzhou School”) (a)	August 20, 2013	PRC	N/A	Language education

Guangzhou Panyu District Privately-Funded New Oriental Training Centre (“Guangzhou Panyu School”) (a)	June 19, 2013	PRC	N/A	Language education

Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language education

Tianjin New Oriental Training School	August 21, 2002	PRC	N/A	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Xi’an Yanta District New Oriental School	November 26, 2002	PRC	N/A	Language education

Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language education

Shenzhen New Oriental Training School	October 15, 2003	PRC	N/A	Language education

Shenyang New Oriental Foreign Language Training School	June 18, 2003	PRC	N/A	Language education

Chongqing New Oriental Training School	August 15, 2003	PRC	N/A	Language education

Chengdu New Oriental School	August 18, 2003	PRC	N/A	Language education

Xiangyang New Oriental Training School	October 26, 2004	PRC	N/A	Language education

Changsha Furong District New Oriental Training School	May 25, 2005	PRC	N/A	Language education

Jinan New Oriental School	May 31, 2005	PRC	N/A	Language education

Taiyuan New Oriental Training School	April 20, 2005	PRC	N/A	Language education

Ha’er Bin Nangang District New Oriental Training School	May 20, 2005	PRC	N/A	Language education

Changchun New Oriental Training School	July 26, 2005	PRC	N/A	Language education

Hangzhou New Oriental Advanced Study School (“Hangzhou School”) (b)	July 21, 2005	PRC	N/A	Language education

Hangzhou New Oriental Education & Consulting Company Limited	May 8, 2012	PRC	N/A	Language education

Fuyang New Oriental Training School (“Fuyang School”) (b)	October 22, 2012	PRC	N/A	Language education

Zhengzhou New Oriental Training School	July 19, 2005	PRC	N/A	Language education

Zhuzhou New Oriental Training School	April 30, 2006	PRC	N/A	Language education

Shijiazhuang New Oriental School	April 3, 2006	PRC	N/A	Language education

Suzhou New Oriental School	April 26, 2006	PRC	N/A	Language education

Anshan New Oriental Training School	June 13, 2006	PRC	N/A	Language education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Jilin Chuanying District New Oriental School	March 17, 2011	PRC	N/A	Language education

Guiyang Yunyan District New Oriental School	March 21, 2011	PRC	N/A	Language education

Inner Mongolia Hohhot New Oriental School	April 2, 2011	PRC	N/A	Language education

Foshan New Oriental School	September 1, 2011	PRC	N/A	Language education

Tangshan Lubei District New Oriental School	May 25, 2011	PRC	N/A	Language education

Urumqi New Oriental School	May 22, 2011	PRC	N/A	Language education

Shiyan New Oriental School	May 23, 2011	PRC	N/A	Language education

Quanzhou Fengze District New Oriental Education Training School	June 26, 2015	PRC	N/A	Language education

Wenzhou New Oriental School	August 14, 2015	PRC	N/A	Language education

Weifang New Oriental Training School	October 10, 2015	PRC	N/A	Language education

Shanghai New Oriental Education & Training Company Limited	September 15, 2015	PRC	N/A	Language education

Zhuhai Xiangzhou District New Oriental Training Centre	December 11, 2015	PRC	N/A	Language education

Yangzhou Guangling District New Oriental Training Centre	March 24, 2016	PRC	N/A	Language education

Jinzhou New Oriental Training School (“Jinzhou School”)	April 19, 2016	PRC	N/A	Language education

Changchun Tongwen Gaokao Training School (“Tongwen Gaokao”)	October 27, 2008	PRC	N/A	College admission examination training

Changchun Tongwen Senior High School (“Tongwen High Schiool”)	October 27, 2008	PRC	N/A	Primary secondary school education

China Management Software Institute (“CMSI”)	September 1, 2012	PRC	N/A	Higher education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Shaanxi New Oriental Vision Overseas Consultancy Co., Ltd.	January 23, 2015	PRC	N/A	Consulting

Tianjin New Oriental Vision Overseas Consultancy Co., Ltd.	May 13, 2015	PRC	N/A	Consulting

Inner Mongolia New Oriental Vision Overseas Consultancy Co., Ltd.	May 29, 2015	PRC	N/A	Consulting

Liaoning New Oriental Vision Overseas Consultancy Co., Ltd.	June 10, 2015	PRC	N/A	Consulting

New Oriental Vision Overseas Consulting (U.K.) Ltd.	June 10, 2015	U.K.	N/A	Consulting

Gansu New Oriental Vision Overseas Consultancy Co., Ltd.	May 15, 2015	PRC	N/A	Consulting

Qingdao New Oriental Vision Overseas Consultancy Co., Ltd.	August 20, 2015	PRC	N/A	Consulting

Hunan New Oriental Vision Overseas Consultancy Co., Ltd.	November 3, 2015	PRC	N/A	Consulting

Beijing New Oriental Vision Overseas Service Co., Ltd.	February 24, 2016	PRC	N/A	Consulting

Beijing New Oriental Dogwood Advertisement Co., Ltd.	January 20, 2004	PRC	N/A	Advertising

Beijing New Oriental Xuncheng Network Technology Co., Inc.Ltd (c)	March 11, 2005	PRC	N/A	On-line education

Beijing New Oriental Kuxuehuisi Network Technology Co., Ltd.	February 1, 2013	PRC	N/A	On-line education

Leci Internet Technology (Beijing) Company Limited	February 11, 2014	PRC	N/A	Educational consulting and software development

Beijing Dongfangzhuoyong Investment Management Co., Ltd.	April 29, 2014	PRC	N/A	Investment management

Beijing New Oriental MEGAWAY Education & Consulting Co., Ltd.	March 4, 2015	PRC	N/A	Educational consulting

Beijing Aixuehuisi Education & Technology Co., Ltd.	January 6, 2015	PRC	N/A	Technology

Beijing Fishpond Software Technology Co., Ltd.	November 24, 2015	PRC	N/A	Technology

(a)	Guangzhou School and Guangzhou Panyu School were established in the year ended May 31, 2014. Although they are separate legal entities, from the perspective of the Group’s internal management, they together with Guangzhou Haizhu School are considered as one school since they are operated by the same local management in Guangzhou.
(b)	Although the Fuyang School is a separate legal entity, from the perspective of the Group’s internal management, Fuyang School and Hangzhou School are considered as one school since they are operated by the same local management in Hangzhou.
(c)	The contractual agreements between Xuncheng, New oriental China and Chongshengdongfang were terminated in September 2015.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

In January 2012, ten former shareholders of New Oriental China completed the transfer, for no consideration, of all of their equity interests in New Oriental China to Century Friendship, a PRC domestic enterprise controlled by the Company’s founder, chairman and chief executive officer, Mr. Yu. Prior to the transfer, Century Friendship had held 53% of the equity interests in New Oriental China while the ten former shareholders of New Oriental China held the remaining equity interests. In connection to the transfer, five new equity pledge agreements dated April 23, 2012 were entered into among New Oriental China, Century Friendship and five WFOEs, whereby Century Friendship has agreed to pledge all of its equity interests in New Oriental China to the WFOEs to secure the VIE’s performance of their obligations under the trademark license agreements, new enrollment system development service agreements, other operating service agreements and sale of educational software agreements. Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of the WFOEs. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 agreements.

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

In September 2015, the above contractual arrangements between Chongshengdongfang, New Oriental China and Xuncheng were terminated. The Group continues to consolidate Xuncheng through voting interest held by New Oriental China since September 2015.

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE Arrangements between Xuncheng and the Company’s subsidiary - continued

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

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is only one of the beneficial shareholders of the company, holding 15.1% of the total common shares outstanding as of May 31, 2016. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE Arrangements between Xuncheng and the Company’s subsidiary - continued

Risks in relation to the VIE structure - continued

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and VIEs in the Group:

	As of May 31,
	2015	2016
	US$	US$
Total current assets	753,306	1,262,811
Total non-current assets	511,051	381,262

Total assets	1,264,357	1,644,073

Total current liabilities	673,201	860,877
Total non-current liabilities	1,600	1,432

Total liabilities	674,801	862,309

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
Net revenues	1,121,205	1,221,101	1,443,851
Net income	266,497	265,485	313,828
Net cash provided by operating activities	371,458	357,893	450,848
Net cash used in investing activities	(240,427)	(167,847)	(286,235)
Net cash provided by financing activities	—	—	69,747

The VIEs contributed an aggregate of 98.4%, 97.9% and 97.7% of the consolidated net revenues for the years ended May 31, 2014, 2015 and 2016, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the leasing of its commercial property. As of the fiscal years ended May 31, 2015 and 2016, the VIEs accounted for an aggregate of 64.8% and 69.8%, respectively, of the consolidated total assets, and 92.7% and 93.7%, respectively, of the consolidated total liabilities. The assets were not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include purchase price allocation relating to the business acquired, the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment, impairment of goodwill, fair value of long-term available-for-sale investments and share-based compensation. Actual results could differ from those estimates.

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

Short-term investments consist mostly of held-to-maturity investments with the maturity of less than one year. The Group’s short-term held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statement of operation.

Restricted cash

Restricted cash represents Renminbi (“RMB”) deposits in bank accounts as deposits for establishing new schools and subsidiaries. Restricted cash is classified as either current or nun-current based or when the funds will be released in accordance with the terms of the respective agreement.

Allowance for doubtful accounts

Accounts receivable represents amounts due from corporate customers of the Group’s various schools and subsidiaries. The Group provides allowance for doubtful accounts based on historical collection experience and a review of the current status of accounts receivable and advances to suppliers. Accounts receivable and advances to suppliers are presented net of allowance for doubtful accounts.

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2015	2016
	US$	US$
Beginning balance	265	801
Charge during the year	676	235
Written-off	(140)	(628)

Ending balance	801	408

Inventory

Inventory is stated at the lower of cost or market value.

Land use rights

Land use rights are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificate, from 38.5 to 50 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record impairment losses on long-lived assets during the years ended May 31, 2014, 2015 and 2016.

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

In order to test goodwill for impairment, the Group first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

The Group estimated the fair value of these investee companies based on the discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group’s intent and ability to hold such investment. The Group recorded nil, US$2 and nil impairment losses on its cost method investments during the years ended May 31, 2014, 2015 and 2016, respectively.

(b)	Equity Method Investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments, where the Group holds more than 50% equity interest, the Group may only have significant influence but not have control over the investees. Equity method is also used to account for these investments.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company did not record impairment losses on its equity method investment during the years ended May 31, 2014, 2015 and 2016, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

c)	Available-for-sale securities Investments

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

The Group reviews its investments for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees.

(d)	Long-term held-to-maturity investment

The Group’s long-term held-to-maturity investment represents a trust guaranteed by a bank with the maturity of more than one year, which is stated at its amortized cost.

Value added tax (“VAT”)

Pursuant to the PRC tax laws, in case of any product sales, generally the value added tax (“VAT”) rate is 3% of the gross sales for small scale VAT payer and 17% of the gross sales for general VAT payer. Most of the subsidiaries of the Company are deemed as general VAT payer for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Group’s consolidated financial statements.

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program were phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Business in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. Implementation of the Pilot Program, the new enrollment system development services and other operating services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in Group’s consolidated financial statements.

Since May 2016, in accordance with Cai Shui [2016] No. 68, the non-academic educational programs and services in short-term training schools are subject to a simple VAT collection method and apply for a 3% VAT rate. Therefore, the Group’s non-academic educational programs and services in short-term language training schools which were previously subject to business tax are now subject to VAT. VAT is reported as a deduction to revenue when incurred.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is reported net of business taxes, VAT and refunds. Business tax and VAT amounted to US$39,909, US$45,664 and US$52,993 for the years ended May 31, 2014, 2015 and 2016, respectively. The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of business taxes, VAT and related surcharges, and tuition refunds. Students are entitled to a short-term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in the fiscal years ended May 31, 2014, 2015 and 2016, respectively. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

The Group also sells online-learning cards primarily to distributors at fixed prices after deducting a pre-determined fixed discount to the face value of the cards. Online-learning card sales represent prepaid service fees received from students for e-learning services. The prepaid service fee is recorded as deferred revenue upon receiving the upfront payment. Revenue is recognized upon actual usage of the cards by the students based on the number of minutes the students use the e-learning services, of which the actual usage is tracked by the Group on an individual basis. Upon the expiration of the online-learning card, which ranges from six months to one year from the date of sale of the card to the distributor, the Group will recognize the remaining unused minutes as revenue.

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

The Group expenses advertising costs as they incurred. Total advertising expenses were US$41,952, US$38,295 and US$39,753 for the years ended May 31, 2014, 2015 and 2016, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$1,437, US$1,230 and US$494 for the years ended May 31, 2014, 2015 and 2016, respectively.

Foreign currency translation

The Company’s functional and reporting currency is the United States dollars (“U.S. dollars”). The financial records of the Company’s subsidiaries and the VIEs located in the PRC are maintained in its local currency, the RMB which is the functional currency of these entities. The financial records of the Company’s subsidiaries located in Hong Kong are maintained in U.S. dollars, which is the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and consolidated statements of comprehensive income.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of operations.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$512,887 and US$747,762 as of May 31, 2015 and 2016, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

The Group determines the transfers between levels are deemed to have occurred at the end of the periods presented.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities including cash equivalents and available-for sales securities at fair value on a recurring basis as of May 31, 2015 and 2016. Cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

As of May 31, 2015 and 2016, the available-for-sale securities recorded in long-term investments include redeemable preferred shares, common shares of a listed company, convertible bond and assets management plan and trust (Refer to Note 12). Those were measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition and are as follows:

	May 31, 2015
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Available for sales investments:

Common Shares	16,950	—	—	16,950
Redeemable preferred shares	—	50,157	—	50,157

Total	16,950	50,157	—	67,107

	May 31, 2016
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Available for sales investments:

Common Shares	15,945	—	—	15,945
Redeemable preferred shares	—	42,263	69,873	112,136
Convertible bond	—	12,310	—	12,310
Asset management plan and trust	—	23,413	—	23,413

Total	15,945	77,986	69,873	163,804

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

The Company measured the fair value of its investment in common shares using the market approach based on the quoted stock price of its investee in the active market and has classified it as level 1 measurement.

The Company measured the fair value of its convertible bond and asset management plan and trust based on the respective principal and expected returns as of May 31, 2016 and has classified those as level 2 measurement.

Redeemable preferred shares do not have a quoted market rate. For those, the Company measured their fair value based on recent transactions or based on the market approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms or a recent transaction agreed by the Company and the investee and has been classified as level 2 measurement. When no recent transactions are available, the Company generally adopts a market approach which takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically some of the significant unobservable inputs included the investee’s historical earning on sale, discount of lack of marketability, investee’s time to IPO as well as related volatility. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

The Group did not have any transfers between Level 1 and Level 2 fair value measurements during the periods presented. During the year ended May 31, 2016, the Group transferred two redeemable preferred shares for a total of US$63,881 from level 2 to level 3 as the Company changed its fair value measurement for those two investees. Specifically, the Company changed its measurement method from recent transactions to a market approach described in the previous paragraph to determine the investment’s fair value as no recent transactions were available as of May 31, 2016.

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

Available-for-sale securities For the year ended May 31, 2016
US$
Balance at June 1, 2015	—
Transfer from level 2 fair value measurements	63,881
Initial recognition	2,844
Unrealized gain	3,148

Balance at May 31, 2016	69,873

Measured fair value on a nonrecurring basis

Long-term investments other than investments classified as available-for-sale, goodwill and other intangible assets are measured at fair value on a nonrecurring basis when an impairment is recognized.

The Group measured long-term investments other than investments classified as available-for-sale, and goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measured acquired intangible assets using the income approach—discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized nil, US$2 and nil impairment loss related to investments, goodwill and acquired intangible assets for the years ended May 31, 2014, 2015 and 2016, respectively. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term held-to-maturity investments, accounts receivable, amount due from/to related parties, available-for-sale securities investments, long-term held-to-maturity investment and accounts payable. Available-for-sale investments are carried at fair value. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, short-term held-to-maturity investments, accounts receivable, amount due from/to related parties, and accounts payable approximate their fair values due to the short-term maturities of these instruments. Long-term held-to-maturity investment is stated at its amortized cost.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

Share-based compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis over the requisite service period, with a corresponding addition to paid-in capital. The Group uses the binomial option pricing model to measure the fair value of options granted and the quoted market price of the Company’s equity shares to measure the fair value of non-vested equity shares (“NES”) granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise of an option over the life of the option, as affected by the reality of changing stock prices and non-constant risk free rates, would better reflect the measurement objective of relevant accounting literature.

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

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2016, substantially all of the Group’s cash and cash equivalents, and term deposits were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2014, 2015 and 2016, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2014. Early adoption is permitted. The Group adopted this ASU on June 1, 2015 and the effects of the pronouncement have been reflected in the consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group elected to early adopt this new guidance on a prospective basis and have applied the changes to all deferred tax liabilities and assets and to the consolidated balance sheet as of May 31, 2016. The Group did not retrospectively apply the changes to prior periods.

Recently issued accounting pronouncements not yet adopted

In May 2014, FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•	An explanation of the reasons for significant changes.

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

In September 2015, the FASB issued a new pronouncement ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

The new guidance makes targeted improvements to existing U.S. GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this pronouncements on its consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In March 2016, the FASB issued ASU No. 2016-07, simplifying the Transition to the Equity Method of Accounting. The amendments eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact that this pronouncements on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted. The Group is in the process of evaluating the impacts of the adoption of this ASU on its consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In April 2016, the FASB issued a new pronouncement ASU 2016-10, Revenue from Contracts with Customers (Topic 606). The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

1.	Identify the contract(s) with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this update do not change the core principle of the guidance in Topic 606. Rather, the amendments clarify certain aspects related to identifying the performance obligation in the contract and the licensing implementation guidance while retaining the related principles. The Group is in the process of evaluating the impact of adoption of this ASU on its consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In May, 2016, the FASB issued a new pronouncement ASU 2016-12 which provides clarifying guidance in certain narrow areas and add some practical expedients as discussed below. The amendments clarify the objective of the collectability criterion in Step 1. The objective of this assessment is to determine whether the contract is valid and represents a substantive transaction on the basis of whether a customer has the ability and intention to pay the promised consideration in exchange for the goods or services that will be transferred to the customer. The amendments also add a new criterion to paragraph 606-10-25-7 to clarify when revenue would be recognized for a contract that fails to meet the criteria in Step 1. That criterion allows an entity to recognize revenue in the amount of consideration received when the entity has transferred control of the goods or services, the entity has stopped transferring goods or services (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable. The amendments permit an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. The amendments specify that the measurement date for noncash consideration is contract inception. The amendments also clarify that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration. The amendments provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations. The amendments clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application. Accounting for elements of a contract that do not affect revenue under legacy GAAP are irrelevant to the assessment of whether a contract is complete. In addition, the amendments permit an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts. The amendments clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. However, an entity is still required to disclose the effect of the changes on any prior periods retrospectively adjusted. The effective date and transition of these amendments is the same as the effective date and transition of ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The Group is in the process of evaluating the impact of adoption of this pronouncements on its consolidated financial statements.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made after a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

4.	DISPOSAL OF SUBSIDIARIES

Disposal of Boost Caring

In March 2014, the Group sold its 100% equity interest in Beijing Boost Caring Education &Consulting Co., Ltd (“Boost Caring”) to Beijing MaxEn International Education Consulting Co., Ltd (“MaxEn”) which is a 65% owned joint venture of the Group, for a cash consideration of US$1,560 which was collected in August 2015. As of the disposal date, Boost Caring had accumulated deficit resulting in the Group deriving a gain from the deconsolidation. The disposal gain recognized by the Group was US$3,254 and was recorded in the consolidated statements of operations for the year ended May 31, 2014.

Disposal of North Star

In May 2014, the Group sold 100% equity interest in Beijing New Oriental North Star Training School (“North Star”) to MaxEn, for a cash consideration of US$364. As of the disposal date, North Star had accumulated deficit resulting in the Group deriving a gain from the deconsolidation. The disposal gain recognized by the Group was US$367 and was recorded in the consolidated statements of operations for the year ended May 31, 2014. As of May 31, 2016, the Group has not received the consideration and recorded the balance in amount due from related parties.

The Group considered these transactions as related parties’ transaction and disclosed the transactions in Note 17. After the disposals, the Group retained indirect significant influence in Boost Caring and North Star through MaxEn.

Disposal of Dianshijingwei

In April 2016, the Group sold 51% equity interest in Beijing Dianshijingwei Technololy Co., Ltd (“Dianshijingwei”) to some of Dianshijingwei’s management for a cash consideration of US$2,325, of which US$1,520 was collected as of May 31, 2016. As of the disposal date, Dianshijingwei had accumulated deficit resulting in the Group deriving a gain from the deconsolidation. The disposal gain recognized by the Group was US$3,760 and was recorded in the consolidated statements of operations for the year ended May 31, 2016. Subsequent to this disposal, the Group accounted for its 49% investment in Dianshijingwei as an equity method investment because the Group retained the ability to exercise significant influence. The disposal of Dianshijingwei did not represent a strategic shift and did not have a major effect on the Group’s operation.

The disposal gains from these transactions were presented as continuing operation.

5.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with interest rates ranging from 2.6% to 7.0%. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are equal to or less than one year.

While these fixed-income financial products are not publicly traded, the Company estimated that their fair value approximate their amortized costs considering their short-term maturities and high credit quality. No OTTI loss was recognized for the years ended May 31, 2014, 2015 and 2016, respectively.

Short-term investments consisted of the following:

	As of May 31,
	2015	2016
	US$	US$
Held-to-maturity investments	599,935	819,229

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

6.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2015	2016
	US$	US$
Course materials in schools	7,383	5,787
Publications in bookstores	16,600	21,516

	23,983	27,303

Inventory was marked down to the lower of cost or market value, in the amount of US$513 and US$638 for the years ended May 31, 2015 and 2016, respectively.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2015	2016
	US$	US$
Prepaid rent	35,973	33,135
Advances to suppliers	19,134	23,143
Interest receivable	6,490	9,341
Rental deposit	3,370	7,122
Receivable from the settlement bank for the proceeds of exercise of options and withholding tax	7,636	5,548
Prepaid advertising fees	3,652	3,250
Staff advances (a)	4,589	2,829
Value added taxes recoverable	1,979	2,534
Deposit of advertising & decoration	1,255	1,961
Receivable of social insurance	1,127	1,374
Prepaid property taxes and other taxes	830	616
Others (b)	11,798	8,824

	97,833	99,677

(a)	Staff advances were provided to staff for traveling and related use which are expensed as incurred and staff allowance for on-site enrollment activities.
(b)	Others primarily included maintenance fees, other receivables and other miscellaneous prepayments.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

8.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of May 31,
	2015	2016
	US$	US$
Costs:
Intangible assets with indefinite lives:
Trademark	264	248
Intangible assets with finite lives:
Trademark	1,081	1,293
Courseware	50	47
Student base	2,093	1,978
Favorable lease	1,049	713
License	415	415

	4,952	4,694

Accumulated amortization:
Trademark	(256)	(383)
Courseware	(50)	(47)
Student base	(569)	(1,404)
Favorable lease	(60)	(123)
License	(98)	(119)

	(1,033)	(2,076)

Net carrying amount:
Intangible assets with indefinite lives:
Trademark	264	248
Intangible assets with definite lives:
Trademark	825	910
Courseware	—	—
Student base	1,524	574
Favorable lease	989	590
License	317	296

	3,919	2,618

Amortization expenses for the intangible assets for the years ended May 31, 2014, 2015 and 2016, were US$113, US$607 and US$1,122, respectively. As of May 31, 2016, the Group expects to record amortization expenses related to intangible assets US$806, US$231, US$209, US$201 and US$201 for the years ended May 31, 2017, 2018, 2019, 2020, 2021, respectively, and US$722 thereafter.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

9.	GOODWILL

	As of May 31,
	2015	2016
	US$	US$
Costs:
Beginning balance	3,692	11,194
Acquisition of Qingdao Alice	7,540	—
Exchange differences	(38)	(649)

Ending balance	11,194	10,545

Accumulated goodwill impairment loss:
Beginning balance	—	—

Ending balance	—	—

Goodwill, net	11,194	10,545

10.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of May 31,
	2015	2016
	US$	US$
Buildings	145,159	146,411
Transportation equipment	8,084	8,553
Furniture and education equipment	72,820	76,492
Computer equipment and software	36,502	40,707
Leasehold improvements	152,929	169,345

	415,494	441,508
Less: accumulated depreciation	(186,612)	(209,937)
Construction in-process	2,581	6,127

	231,463	237,698

Depreciation expense for the years ended May 31, 2014, 2015 and 2016 was US$43,578, US$46,663, and US$47,281 respectively.

11.	LAND USE RIGHTS

Land use rights consisted of the following:

	As of May 31,
	2015	2016
	US$	US$
Land use rights	5,497	5,178
Less: accumulated amortization	(1,089)	(1,201)
Exchange differences	(146)	(71)

Land use rights, net	4,262	3,906

Amortization expenses for land use rights for the years ended May 31, 2014, 2015 and 2016 were US$117, US$116 and US$112, respectively. The Group expects to recognize US$109 in amortization expense for each of the next five years and US$3,361 thereafter.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

12.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of May 31,
	2015	2016
	US$	US$
Cost method investments:
Dajie.com Ltd (“Dajie.com”) (a)	2,000	1,460
Equity method investments:
Beijing Dongfangheli Investment and Development Ltd. (“Dongfangheli”) (b)	3,967	3,451
Beijing Zhishang Education & Technology Co., Ltd. (“Zhishang Education”) (c)	2,313	1,164
Juesheng Education Group Ltd. (“Juesheng.com”) (d)	—	3,249
Suzhou Qingrui Education & Technology Co., Ltd. (“Kou100”) (e)	—	3,261
Other Joint Ventures	3,124	2,474
Available-for-sale securities investments:
Shanghai Golden Education & Training Co. Ltd. (“Golden Finance”) (f)	3,398	34,242
Alo7.com Limited (“Alo7.com”) (g)	27,935	29,639
AVIC Trust Tianqi No.556 (“Trust 556”) (h)	—	16,037
Tarena International, Inc. (“Tarena”) (i)	16,950	15,945
Beijing ShangJiaChongYe Education & Technology Co. Ltd.(“Shangjiachongye”) (j)	—	12,310
Juesheng.com (d)	7,440	—
Beijing ROBOROBO Technology Co. Ltd. (“ROBOROBO”) (k)	4,356	9,999
Lele Global Limited (“Lele”) (l)	—	8,500
Special assets management plan - GuotaiYuanxin & New Oriental (“Assets management plan”) (m)	—	7,376
Beijing Yule World Network Technology Co. Ltd. (“STEMedu.cn”) (n)	—	5,992
Beijing TangFengHanYu Education & Technology Co. Ltd. (“Tangfeng”) (o)	—	5,980
Other investments	7,028	17,784
Held-to-maturity investments:(p)	247,480	—

	325,991	178,863

(a)	In September 2011, the Group signed a share subscription agreement to invest US$2,000 for 5% equity ownership interest in Dajie.com. The fair value of Dajie.com’s equity ownership interest was not readily determinable and the Group did not have the ability to exercise significant influence over the operating and financial policies of Dajie.com. Accordingly, the investment in Dajie.com was accounted for as a cost-method investment. In March 2016, the Company disposed part of equity ownership interest for US$540 and reinvested into Dajie.com’s VIE. The new investment was classified as available-for-sale security as the Company determined that the shares were debt security due to the redemption option available to the investee and accordingly measured the investment at fair value.
(b)	In August 2014, the Group invested US$4,034 to acquire 50% equity interest in Dongfangheli, a company concentrating on investment in educational research and development programs and software, consulting services. The Group used the equity method to account for the investment, because the Group has the ability to exercise significant influence but does not have control over the investee.
(c)	In July 2014, the Group invested US$2,662 to acquire 55% equity interest in Zhishang Education, an online professional educational training platform. The Group has concluded that it does not have control over Zhishang Education because other investors have significant participating rights, but determined that it has the ability to exercise significant influence. Therefore the Group used the equity method to account for the investment.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

12.	LONG-TERM INVESTMENTS - continued

(d)	In August 2014 and May 2015, the Group invested US$3,006 and US$501 respectively in Juesheng.com, a company engaging in providing international educational products search engine service, for 11.88% equity interests. These investments were classified as available-for-sale securities as the Company determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. Unrealized holding gain of US$3,933 was reported in other comprehensive income for the year ended May 31, 2015. In March 2016, Juesheng.com successfully listed on the National Equities Exchange and Quotations (“NEEQ”). Upon the listing, the Group’s preference rights, including its redemption and liquidation preference were terminated and the shares became in-substance common shares. As the share conversion is not considered an earnings realization event, all unrealized gains deferred in accumulated other comprehensive income were reversed to the carrying amount of the common shares such that the initial carrying amount of such shares is equal to the original cost basis of the original investment. The Group further accounted for its investment in common share using the equity method as the Group determined that it can exercise significant influence over Juesheng.com.
(e)	In December 2014, the Group invested US$3,472 in Kouyu100, a company applying cutting edge psychoacoustic technology to spoken language training and correcting the pronunciation of a student like a real tutor, for 7% equity interest. The investment was classified as available-for-sale security as the Company determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. Unrealized gain of nil was reported in other comprehensive income for the year ended May 31, 2015. In December 2015, Kouyu100 successfully listed on the NEEQ. Upon the listing, the Group’s preference rights, including redemption and liquidation preference were terminated and the shares became in-substance common shares. As the share conversion is not considered an earnings realization event, all unrealized gains deferred in accumulated other comprehensive income were reversed to the carrying amount of the common shares such that the initial carrying amount of such shares is equal to the original cost basis of the original investment. The Group further accounted for its investment in common share using the equity method as the Group determined that it can exercise significant influence over Kouyu100.
(f)	In April and November 2015, the Group invested US$3,398 and US$11,437 respectively in Golden Finance, a company focusing on training programs associated with finance and business management, for 19.5% equity interest. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. Unrealized holding gains of nil and US$19,407 were reported in other comprehensive income for the years ended May 31, 2015 and 2016, respectively.
(g)	On March 5, 2012, the Group acquired a convertible promissory from Alo7.com for US$1,000, which entitled the Group to automatically convert the note into equity security. On July 1, 2012, the Group converted the US$1,000 promissory note into convertible redeemable preferred shares and warrants issued by Alo7.com, for 3.4% equity ownership interest in Alo7.com on an as-converted basis.

In March, June and September 2014, the Group further invested US$2,576, US$300 and US$10,000 into Alo7.com for convertible and redeemable preferred shares. These investments were classified as available-for-sale securities as the Group determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. As of May 31, 2016, the Company had 17.16% equity interests in Alo7.com on an as-converted basis. Unrealized holding gains of US$631, US$13,428 and US$1,704 were reported in other comprehensive income for the years ended May 31, 2014, 2015 and 2016, respectively.

(h)	In October 2015, the Group invested US$15,654 in a two-year trust named Trust 556 with an expected annualized interest rate of 8.5%. The principal and the interest are not guaranteed during the Group’s holding period and will be paid upon maturity. The investment was classified as available-for-sale long-term investment as the Group determined that the shares were debt securities and unrealized holding gains of US$383 was reported in other comprehensive income for the year ended May 31, 2016.
(i)	In March 2014, the Group invested US$13,500 in Tarena, which is a service provider of IT professional education in China, for 2.96% ownership. This investment was classified as available-for-sale securities as Tarena is a NASDAQ listed company and the Group measured the investment subsequently at fair value. Unrealized holding loss of US$45, gain of US$3,495 and loss of US$1,005 were reported in other comprehensive income for the years ended May 31, 2014, 2015 and 2016, respectively.
(j)	In January 2016, the Group invested US$12,310 to acquire convertible bond issued by Shangjiachongye, which focuses on online education specific to vocational qualification training. The investment was classified as available-for-sale security and measured at fair value. As there was no operation change or significant transaction occurred since the transaction date, the initial purchase price was considered the fair value of this investment as of May 31, 2016.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

12.	LONG-TERM INVESTMENTS - continued

(k)	In April 2015, the Group acquired 18% equity interest in ROBOROBO for a cash consideration of US$4,356, a company applying various robots build training courses for kids with different ages. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. Unrealized holding gains of nil and US$5,643 were reported in other comprehensive income for the years ended May 31, 2015 and 2016, respectively.
(l)	In September 2015, the Group invested US$8,500 to acquire 48,796,296 shares of Series B-1 convertible redeemable preferred shares for an 8.5% equity interests of Lele. Lele provides online learning and tutoring services for students from kindergarten through 12th grade. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. No unrealized holding gain or loss was reported in other comprehensive income for the year ended May 31, 2016 as the Group determined that there was no operation changes or significant transactions at the investee between the investment date and May 31, 2016.
(m)	In August 2015, the Group invested US$7,315 in an Assets management plan with a maturity of five years. The investment is managed together with another similar investment held by Mr. Yu and some other employees in the Group. The investment was classified as available-for-sale security as the Group determined that the investment was a debt security and measured the investment subsequently at fair value. Unrealized holding gains of US$61 was reported in other comprehensive income for the year ended May 31, 2016.
(n)	In July 2015, the Group invested US$2,844 to acquire 36% equity interest in STEMedu.cn, a company engaging in the business of providing service of education training. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. Unrealized holding gain of US$3,148 was reported in other comprehensive income for the year ended May 31, 2016.
(o)	In November 2015, the Group entered into an investment agreement with Tangfeng which engages in the business of Chinese training to acquire 6% equity interest with a total cash consideration of US$1,831. The investment was classified as available-for-sale security as the Group determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. Unrealized holding gain of US$4,149 was reported in other comprehensive income for the year ended May 31, 2016.
(p)	The Group’s long-term held-to-maturity investments consist of trusts guaranteed by banks with the maturity more than one year, which are stated at their amortized cost. The trusts were invested in April, June and September 2014 with the amounts of US$96,805, US$80,671 and US$64,537, respectively, and interest income of US$1,404 and US$20,882 and US$20,771 was recognized in the consolidated statements of operations for the years ended May 31, 2014, 2015 and 2016, respectively. As of May 31, 2016, US$118,816 of the held-to-maturity investments were reclassified to long-term investments due within one year.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2015	2016
	US$	US$
Accrued payroll	103,270	131,151
Payable for purchase of property and equipment	7,433	11,953
Amounts reimbursable to employees (a)	5,418	8,294
Individual taxes withholding	8,148	8,186
Refundable fees received from students (b)	10,023	5,755
Business taxes payable	9,701	5,259
Value added taxes payable	1,147	6,506
Accrued advertising fees	8,210	6,443
Rent payable	3,883	6,285
Welfare payable	6,213	6,004
Royalty fees payable (c)	2,565	3,637
Refundable deposit (d)	1,956	3,161
Accrued professional service fees	1,683	2,352
Other taxes payable	1,887	1,240
Investment payable (e)	1,452	—
Others (f)	5,814	10,818

Total	178,803	217,044

(a)	Amounts reimbursable to employees included traveling and the related expenses incurred by employees on behalf of the Group.
(b)	Refundable fees received from students represent (1) the miscellaneous expenses other than tuition fee received from students which will be paid out on behalf of students; and (2) tuition fees refundable to students for withdrawn classes.
(c)	Royalty fees payable related to payments to content providers for on-line learning programs and those to counterparties for copyright and resource sharing.
(d)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation and student security deposits refunded upon completion of the study tour.
(e)	The balance as of May 31, 2015 represents a payable for an available-for-sale investment in ROBOROBO, which was fully paid in July 2015.
(f)	Others primarily included transportation expenses, utility fees, property management fees, and other miscellaneous expenses payable.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION

On January 20, 2006, the Company adopted 2006 Share Incentive Plan (“2006 Share Incentive Plan”), under which the Company may grant share options to purchase up to 8,000,000 common shares of the Group, to its employees, directors and consultants. The number of common shares available for grant under the 2006 Share Incentive Plan may be increased annually by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the Group’s management. In the event the aggregate number of shares that may be issued in any given year under all share compensation plans has reached the maximum number of shares allowed in that year, the Company may grant additional awards up to 2,000,000 shares, or extra shares. The number of shares granted in excess of the annual maximum in any given year will result in the reduction of the maximum shares available for grant in the next year.

As of May 31, 2016, the Company has transferred 16,000,000 common shares to its depositary bank to be issued to employees and non-employees upon the exercise of their vested share options or upon the vesting of NES. During the years ended May 31, 2013, 2014 and 2015, the Company has repurchased 1,683,400, 762,100 and 2,800,849 common shares, respectively, from the open market and the shares are reserved for the employees and non-employees to exercise of their vested share options and NES in future. The share repurchase program has been completed in April 2015. As of May 31, 2016, 939,990 treasury shares remain for future issuance upon the exercise of share options and vesting of NES.

The Company recorded total share-based compensation of US$20,079, US$15,689 and US$16,810 during the years ended May 31, 2014, 2015 and 2016, respectively.

Share options

The following table summarizes information regarding the share options granted:

Share options	Shares granted	Grant-date fair value	Exercise price
		US$	US$
Grant date:
February 28, 2006	7,099,500	1.00	2.02
July 21, 2006	1,620,000	1.15	2.38
September 7, 2006	100,000	2.38	3.75
March 5, 2007	3,946,500	4.09	8.75
January 17, 2012	3,060,000	10.33	12.19

Total	15,826,000

The exercise price of share options is at least 100% of the fair value of the common shares on the date of the grant. The term of a share option is up to ten years from the date of grant. During the year ended May 31, 2016, the Group extended the terms of share options granted on February 28, 2006 for another three years. The extension did not have a material impact on the Group’s consolidated financial statements. The share options generally vest over three years at six-month vesting increments per year.

As of May 31, 2016, 11,285,510 common shares out of the 16,000,000 common shares had been issued to employees and non-employees upon the exercise of their share options, and 2,208,545 shares out of the 5,246,349 treasury shares had been reissued to employees and non-employees upon exercise of their share options.

In January 2016, the 2006 Share Incentive Plan expired. However, the expiration of the plan did not affect the exercise right of options granted prior to such expiration.

The Company adopted the 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to continue to provide incentives to employees, directors and consultants after the termination of 2006 Share Incentive Plan. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 Share Incentive Plan is 10,000,000 shares. As of May 31, 2016, no award has been granted under 2016 Share Incentive Plan.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION - continued

Share options - continued

A summary of share options activity under 2006 Share Incentive Plan for years ended May 31, 2014, 2015 and 2016 was as follows:

	Weighted Number of options	Weighted average exercise prices	remaining contractual life	Aggregated intrinsic value
		US$	years	US$
Options outstanding at May 31, 2013	3,637,249	9.27	6.39	47,503

Granted	—	—
Exercised	(2,113,094)	8.37
Forfeited	(252,000)	12.19

Options outstanding at May 31, 2014	1,272,155	10.18	6.20	19,898

Granted	—	—
Exercised	(953,514)	11.81
Forfeited	—	—

Options outstanding at May 31, 2015	318,641	5.30	1.92	5,903

Granted	—	—
Exercised	(240,304)	5.03
Forfeited	—	—

Options outstanding at May 31, 2016	78,337	6.13	0.58	2,829

Options vested and expect to vest at May 31, 2016	78,337	6.13	0.58	2,829

Options exercisable at May 31, 2016	78,337	6.13	0.58	2,829

The total intrinsic value of share options exercised during the years ended May 31, 2014, 2015 and 2016 were US$34,578, US$5,249 and US$4,802, respectively. No new share options was granted during the years ended May 31, 2014, 2015 and 2016, respectively. As of May 31, 2016, no unrecognized compensation expense related to share options.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION - continued

NES

The following table summarizes information regarding NES:

NES	Grant-date Shares granted	fair value and intrinsic value
		US$
Grant date:
January 24, 2008	2,720,000	12.75
March 11, 2008	152,000	14.00
July 1, 2008	278,500	13.75
Oct 28, 2008	3,200	12.65
May 15, 2009	205,548	12.75
June 15, 2009	316,200	15.13
May 26, 2010	556,848	21.75
June 10, 2011	811,020	25.11
July 23, 2012	1,956,935	12.19
May 27, 2013	208,590	20.33
July 19, 2013	19,830	22.80
July 23, 2014	209,650	21.01
September 29, 2014	24,020	22.32
February 5, 2015	600,000	18.52
July 9, 2015	486,330	22.69
October 19, 2015	60,000	22.45

Total	8,608,671

In May 2010, the Company granted 556,848 NES to employees which is eligible to vest between June 2010 to June 2015.

In June 2011, the Company granted 811,020 NES to employees which is eligible to vest between November 2011 to May 2014.

In July 2012, the Company granted 1,956,935 NES to employees which is eligible to vest between May 2013 to May 2015.

In May 2013, the Company granted 208,590 NES to employees which is eligible to vest on May 31, 2014.

In July 2013, the Company granted 19,830 NES to employees which is eligible to vest on May 31, 2014.

In July 2014, the Company granted 209,650 NES to employees which is eligible to vest on May 31, 2015.

In September 2014, the Company granted 24,020 NES to employees which is eligible to vest on May 31, 2015.

In February 2015, the Company granted 600,000 NES to employees which is eligible to vest 240,000, 180,000 and 180,000 on December 31, 2015, 2016 and 2017, respectively.

In July 2015, the Company granted 486,330 NES to employees which is eligible to vest on May 31, 2016.

In October 2015, the Company granted 60,000 NES to employees which is eligible to vest 20,000, 20,000 and 20,000 on May 31, 2016, December 31, 2016 and 2017, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION - continued

NES - continued

As of May 31, 2016, 4,714,490 common shares out of the 16,000,000 common shares had been issued to employees and non-employees upon the vesting of their NES, and 2,097,814 shares out of the 5,246,349 treasury shares had been reissued to employees and non-employees upon the vesting of their NES.

A summary of NES activities under 2006 Share Incentive Plan for the years ended May 31, 2014, 2015 and 2016 was as follows:

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$
NES outstanding at May 31, 2013	1,510,970	13.45
Granted	19,830	22.80
Vested	(810,052)	14.30
Forfeited	(100,818)	14.97

NES outstanding at May 31, 2014	619,930	12.39

Granted	833,670	19.26
Vested	(575,432)	15.44
Forfeited	(271,768)	13.23

NES outstanding at May 31, 2015	606,400	18.55

Granted	546,330	22.66
Vested	(712,330)	21.39
Forfeited	(40,400)	20.61

NES outstanding at May 31, 2016	400,000	18.91

NES vested and expect to vest at May 31, 2016	400,000	18.91

The total fair value of shares vested during the year ended May 31, 2016 was US$15,235. The weighted average grant date fair value of NES granted during the years ended May 31, 2014, 2015 and 2016 was US$22.80, US$19.26 and US$22.66 respectively. As of May 31, 2016, total unrecognized compensation expense for NES of US$3,388 is expected to be recognized over a weighted average period of 1.22 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

15.	INCOME TAXES

Significant components of provision for income taxes for the years ended May 31, 2014, 2015 and 2016 were as follows:

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
Current:
PRC	28,235	31,552	39,467

Deferred:
PRC	(2,193)	(5,331)	(1,936)

Total provision for income taxes	26,042	26,221	37,531

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries Smart Shine, Winner Park and Elite Concept are located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Elite Concept and Smart Shine received a special dividend of US$55,587 and US$75,898 during the years ended May 31, 2015 and 2016. The withholding tax of US$5,559 and US$7,590 in connection with the dividends were fully paid during the years ended May 31, 2015 and 2016, respectively.

The Company’s PRC subsidiaries and the VIEs are subject to the 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. Beijing Decision, Beijing Hewstone and Xuncheng continued to qualify as HNTE in Beijing and were subject to a tax rate of 15% during the years ended May 31, 2014, 2015 and 2016. Beijing Pioneer qualified as HNTE and enjoys a tax rate of 15% since January 2015.

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

Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2016. If Beijing Haidian School is required to pay EIT in future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

15.	INCOME TAXES - continued

Significant components of the Group’s deferred tax assets and liabilities were as follows (1):

	As of May 31,
	2015	2016
	US$	US$
Current deferred tax assets
Allowance doubtful accounts	205	—
Accrued expenses	15,990	—
Deferred revenue for incentive plan	2,382	—

Total current deferred tax assets	18,577	—
Less: valuation allowance	(589)	—

Current deferred tax assets, net	17,988	—

Non-current deferred tax assets
Allowance doubtful accounts	—	252
Accrued expenses	—	18,427
Deferred revenue for incentive plan	—	2,376
Net operating loss carry-forwards	7,403	6,910

Total non-current deferred tax assets	7,403	27,965
Less: valuation allowance	(2,363)	(3,624)

Non-current deferred tax assets, net	5,040	24,341

Non-current deferred tax liabilities
Acquired of non-current assets	(2,461)	(1,982)

Total non-current deferred tax liabilities	(2,461)	(1,982)

(1)	The Group chose to early adopt ASU 2015-17 and classified all deferred tax assets and liability as noncurrent as of May 31,2016. The Group did not retrospectively apply the changes to prior years.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$3,624 as of May 31, 2016, or an increase of US$672 from $2,952 as of May 31, 2015.

As of the year ended May 31, 2016, the Group had net operating loss carried forward of US$39,270 from the Company’s PRC subsidiaries and VIEs, which will expire on various dates from May 31, 2017 to May 31, 2021.

A reconciliation of the effective tax rates from the 25% statutory tax rates was as follows for the years ended May 31, 2014, 2015 and 2016:

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

15.	INCOME TAXES - continued

	Years ended May 31,
	2014	2015	2016
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Effect of expenses not deductible for tax purposes	4.33	4.91	4.57
Effect of tax holiday	(20.34)	(20.82)	(18.05)
Changes in valuation allowance	(0.09)	(0.59)	0.25
Effect of dividend withholding tax	1.81	3.39	2.27

Total provision for income taxes	10.71	11.89	14.04

If the tax holidays granted to the WFOEs and current tax treatments on certain schools and subsidiaries of New Oriental China were not available, the Group’s income tax expense would have increased by US$49,464, US$47,080 and US$47,559, the basic net income per share attributable to the Company would decrease by US$0.32 , US$0.30 and US$0.30 for the years ended May 31, 2014, 2015 and 2016, respectively, and the diluted net income per share attributable to the Company would decrease by US$0.31, US$0.30 and US$0.30 for the years ended May 31, 2014, 2015 and 2016, respectively.

Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends among other things on the “place of actual management”. If the Group, or its non-PRC subsidiaries, were to be determined as a PRC resident for tax purposes, they would be subject to a 25% income tax rate on their worldwide income including the income arising in jurisdictions outside the PRC. The Group does not believe that its legal entities organized outside of the PRC are considered PRC residents.

If the Company were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC schools and subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. During the year ended May 31, 2015, Shanghai Smart Words paid US$5,559 withholding tax when it paid a special dividend to Smart Shine. During the year ended May 31, 2016, Beijing Hewstone, Shanghai Smart Words and Beijing Decision paid US$7,590 withholding tax when they paid a special dividend to their parent companies, Elite Concept.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution was US$789,338 and US$1,133,217 as of May 31, 2015 and May 31, 2016, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2014, 2015 and 2016, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

16.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
Numerator used in basic and diluted net income per share:
Net income attributable to New Oriental
Education &Technology Group Inc.	215,704	193,013	224,884

Net income available for future distribution	215,704	193,013	224,884

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	156,033,992	156,438,606	156,782,439

Plus incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	1,869,472	863,568	609,247

Weighted average common shares outstanding used in computing diluted net income per share	157,903,464	157,302,174	157,391,686

Net income per share
- Basic	1.38	1.23	1.43
- Diluted	1.37	1.23	1.43

The weighted average of 2,345,395, 1,940,781 and 1,596,948 treasury shares have been excluded in computing basic net income per share for the years ended May 31, 2014, 2015 and 2016, respectively.

There was no employee stock options excluded from the dilutive share calculation for the years ended May 31, 2014, 2015 and 2016 due to anti-dilutive effects.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

17.	RELATED PARTY TRANSACTION

The Group had the following balances and transaction with related parties:

Balances:

			Amounts due from related parties- non current As of May 31,
	Notes	Relationship	2015	2016
			US$	US$
Metropolis Holding China Limited	(1)	Company controlled by Chairman	1,497	1,741

			Amounts due from related parties- current As of May 31,		Amounts due to related parties- current As of May 31,
	Notes	Relationship	2015	2016	2015	2016
			US$	US$	US$	US$
Metropolis Holding China Limited	(1)	Company controlled by Chairman	1,096	637	—	—
MaxEn	(2)	Joint Venture	2,490	812	1,992	13
Zhishang Education		Joint Venture	—		3	—
Beijing Haiwei Career Services Co., Ltd (“Haiwei Career”)	(3)	Joint Venture	—	1,553	—	—
Dianshijingwei	(4)	Long-term investee	—	1,520	—	—
Others	(5)		—	17	—	29

Total			3,586	4,539	1,995	42

Transactions:				Rental expense For the years ended May 31
				2014	2015	2016
				US$	US$	US$
Metropolis Holding China Limited	(1)	Company controlled by Chairman		4,173	5,298	7,139

				Gain on disposal of subsidiaries For the years ended May 31
				2014	2015	2016
				US$	US$	US$
MaxEn	(Note 4)	Joint Venture		3,621	—	—

				Loan to related parties For the years ended May 31
				2014	2015	2016
				US$	US$	US$
Haiwei Career	(3)	Joint Venture		—	—	1,520
Beijing Weixue Mingri Network Technology Co., Ltd.(“Weixuemingri”)	(6)	Joint Venture		—	—	998

Total				—	—	2,518

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

17.	RELATED PARTY TRANSACTION - continued

		Revenue For the years ended May 31
		2014	2015	2016
		US$	US$	US$
MaxEn	Joint Venture	—	—	177
Beijing Tongban Education & Technology Co. Ltd. (“Tongban”)	Long-term investee	—	—	3
STEMedu.cn	Long-term investee			11

Total		—	—	191

		Cost For the years ended May 31
		2014	2015	2016
		US$	US$	US$
STEMedu.cn	Long-term investee	—	—	30

(1)	Since April 2010, the Group began renting a large portion of a building owned by Metropolis Holding China Limited for office space. In March 2012, Metropolis Holding China Limited was acquired by a company wholly owned by Mr. Yu, the Group’s chairman. As a result, Metropolis Holding China Limited became a related party of the Group thereafter. As of May 31, 2016, the current and non-current amounts due from Metropolis Holding China Limited were US$637 and US$1,741, respectively, which represented prepaid rent and deposit for the building. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by all of the directors.
(2)	In September 2012, MaxEn became a joint venture of the Group. As a result, MaxEn became a related party of the Group thereafter. As of May 31, 2016, the amount due from MaxEn was US$812, which represented MaxEn’s pre-operating expenses of US$377 prepaid by the Group, US$91 payable to Beijing Decision for service fee and unpaid consideration of US$344 for disposal of North Star; the amount due to MaxEn was US$13, which represented miscellaneous payments paid for the Group. The amount due to MaxEn is non-interest bearing and unsecured and has no fixed repayment terms.
(3)	In October 2014, Haiwei Career became a joint venture of the Group. As a result, Haiwei Career became a related party of the Group. As of May 31, 2016, the amount due from Haiwei Career, was US$1,553 in which US$1,520 represented loans from the Group to Haiwei Career with non-interest bearing for its daily operation supporting. All the loans are payable within one year.
(4)	As of May 31, 2016, the amount due from Dianshijingwei represented the non-interest bearing loan provided by the Group before the disposal of Dianshijingwei to support its daily operation.
(5)	As of May 31, 2016, the balance in “others” included the current receivables from long-term investees of Tongban, Goldern Finance and STEMedu.cn.
(6)	As of May 31, 2016, the Group lent non-interest bearing loan with a total amount of US$998 to Weixuemingri to support its daily operation. The Group fully wrote off the outstanding loan in the same year.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

18.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices, classroom and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows on May 31, 2016:

US$
Years ended May 31:
2017	149,265
2018	126,088
2019	98,760
2020	74,714
2021	46,702
Thereafter	51,483

547,012

Rent expense for the years ended May 31, 2014, 2015 and 2016 related to all cancelable and non-cancelable leases were US$142,032, US$157,523 and US$173,797, respectively.

Capital commitments

As of May 31, 2016, future minimum capital commitments under non-cancelable construction were as follows:

US$
Capital commitment for the purchase of property and equipment	1,389
Capital commitment for leasehold improvements	8,038

9,427

Contingent liabilities

The Group has been named in a number of lawsuits arising in its ordinary course of business. Although the outcome of those lawsuits are uncertain, the Group does not believe the possibility of loss is probable. The Group is unable to estimate a range of loss, if any, that could result if these would be an adverse decision, as such, and the Group has not accrued any liabilities.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

19.	NONCONTROLLING INTERESTS

	Koolearn Corporation US$	Xuncheng US$	New Road US$	Jinzhou School US$	Total US$
Balance as of May 31, 2013 and 2014	—	—	—	—	—
Capital injection from noncontrolling interest shareholders	3,752	—	39	—	3,791
(Loss) attributed to noncontrolling interest shareholders	(294)	—	(1)	—	(295)

Balance as of May 31, 2015	3,458	—	38	—	3,496

Capital injection from noncontrolling interest shareholders	—	28,737		182	28,919
Capital repurchase from noncontrolling interest shareholders	(3,497)	—	—	—	(3,497)
Unrealized gain on available-for-sale securities attributed to noncontrolling interest shareholders	—	999	—	—	999
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	—	(269)	(2)	—	(271)
Gain (loss) attributed to noncontrolling interest shareholders	39	423	3	(21)	444

Balance as of May 31, 2016	—	29,890	39	161	30,090

In February 2015, Koolearn Corporation issued 5,000,000 ordinary shares to certain employees and received the cash consideration of US$3,752. As the Company still retained a controlling interest in Koolearn Corporation, the disposal was accounted as an equity transaction in the Company’s consolidated financial statements and the Company recognized a noncontrolling interest representing the 5.9% equity interest over Koolearn Corporation as of May 31, 2015. In September 2015, the Group repurchased all these shares from the employees at the original purchase price per share. As the Group retained control over Koolearn before and after the repurchase of the 5.9% interest, the acquisition of this additional equity interest was accounted as an equity transaction in the Company’s consolidated financial statements.

In February 2015, New Road which provides travel agent service was established. The Company and another investor have 51% and 49% equity interest, respectively. The cash consideration was fully paid by the other investor as of May 31, 2015.

In November 2015, the Company sold a 21% ownership of Xuncheng to seven limited partnership entities (“LPs”) representing the employees of the Group. In April 2016, the Company further sold another 12.5% ownership of Xuncheng to Lin Zhi Tencent Technology Co., Ltd an affiliate of Tencent Holdings Limited. All the cash consideration was fully paid by the other investors as of May 31, 2016. As the Group retained control over Xuncheng subsequent to the above transactions, the disposal was accounted as an equity transaction in the Company’s consolidated financial statements. Subsequent to the transaction, the Group’s interest over Xuncheng was diluted to 69.12% as of May 31, 2016.

In April 2016, Jinzhou School which provides language training services was established. The Company and another investor have 60% and 40% equity interest, respectively. The cash consideration was fully paid by the other investor as of May 31, 2016.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

20.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. During the years ended May 31, 2014 and 2015, the Group identified six operating segments, including language training and test preparation, primary and secondary school education, online education, content development and distribution, pre-school education and overseas study consulting services. During the year end ended May 31, 2016, the Group further separated study tour previously included in overseas study consulting services as a separate operating segment. The seven operating segments for the year ended May 31, 2016 are identified as language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. Language training and test preparation and primary and secondary school education have been identified as reportable segments. Online education, content development and distribution, overseas study consulting services, pre-school education and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

20.	SEGMENT INFORMATION - continued

For the year ended May 31, 2015

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	1,040,380	26,735	179,651	1,246,766

Operating costs and expenses:
Cost of revenues	(442,994)	(9,083)	(74,243)	(526,320)
Selling and marketing	(122,697)	(1,039)	(42,540)	(166,276)
General and administrative	(245,315)	(10,068)	(49,387)	(304,770)
Unallocated corporate expenses	—	—	—	(95,871)

Total operating costs and expenses	(811,006)	(20,190)	(166,170)	(1,093,237)

Operating income	229,374	6,545	13,481	153,529

Segment assets	937,020	75,046	299,442	1,311,508
Unallocated corporate assets	—	—	—	640,029

Total assets	937,020	75,046	299,442	1,951,537

For the year ended May 31, 2016

	Language training and test preparation courses	Primary and secondary education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	1,238,572	30,011	209,765	1,478,348

Operating costs and expenses:
Cost of revenues	(516,370)	(9,812)	(88,182)	(614,364)
Selling and marketing	(125,815)	(744)	(48,255)	(174,814)
General and administrative	(296,686)	(12,558)	(55,937)	(365,181)
Unallocated corporate expenses	—	—	—	(128,912)

Total operating costs and expenses	(938,871)	(23,114)	(192,374)	(1,283,271)

Gain on disposal of subsidiaries	—	—	3,760	3,760
Operating income	299,701	6,897	21,151	198,837

Segment assets	1,120,580	78,556	411,744	1,610,880
Unallocated corporate assets	—	—	—	743,954

Total assets	1,120,580	78,556	411,744	2,354,834

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED MAY 31, 2014, 2015 AND 2016

(In thousands, except share and per share data, or otherwise noted)

21.	MAINLAND CHINA CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$52,159, US$61,448 and US$71,434 for the years ended May 31, 2014, 2015 and, 2016, respectively.

22.	STATUTORY RESERVE

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended May 31, 2014, 2015 and 2016, US$1,029, US$530 and US$695 was accrued for the general reserve, respectively. Due to the transformation of the legal structure of Xuncheng, reserve of US$766 was reversed and transferred to paid-in capital and additional paid-in capital in the year ended May 31, 2016.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended May 31, 2014, 2015 and 2016, appropriations to the development fund amounted to US$21,116, US$23,212 and US$31,158, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$22,145, US$23,742 and US$ 31,853 to statutory reserves during the years ended May 31, 2014, 2015 and 2016, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was US$270,674 and US$358,956, of which US$216,526 and US$292,542 was attributed to the paid in capital and statutory reserves of the VIEs and US$54,148 and US$66,414 was attributed to the paid in capital and statutory reserves of the WFOEs, as of May 31, 2015 and 2016, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

24.	SUBSEQUENT EVENTS

In January 2016, the Group invested US$12,310 in the convertible bonds issued by Shangjiachongye (Refer to Note 12). Subsequently in July 2016, the Group converted all the convertible bonds into redeemable preferred shares of Shangjiachongye for a 4.9% equity interest. In the meantime, the Group additionally invested US$12,205 into redeemable preferred shares for another 4.9% equity interest. As a result, the Group in total held redeemable preferred shares representing 9.8% equity interest and has fully paid the consideration. The Group is in the process of assessing the accounting treatment.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2015	2016
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	22,748	11,984
Term deposit	—	10,000
Prepaid expense and other current assets	10,780	5,900
Amounts due from related parties	25,696	16,758

Total current assets	59,224	44,642
Long-term investments	51,902	96,498
Investments in subsidiaries and VIEs	1,194,328	1,353,090

Total assets	1,305,454	1,494,230

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	9,689	6,016
Amounts due to related parties	75,417	83,642

Total current liabilities	85,106	89,658

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2015 and 2016; 158,379,387 shares issued as of May 31, 2015 and 2016; 156,486,763 and 157,439,397 shares outstanding as of May 31, 2015 and 2016, respectively)	1,584	1,584
Treasury stock	(19)	(9)
Additional paid-in capital	141,653	223,422
Retained earnings	977,625	1,116,627
Accumulated other comprehensive income	99,505	62,948

Total shareholders’ equity	1,220,348	1,404,572

Total liabilities and equity	1,305,454	1,494,230

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
Operating costs and expenses:
General and administrative	20,435	12,963	16,732

Total operating costs and expenses	20,435	12,963	16,732

Operating loss	(20,435)	(12,963)	(16,732)
Interest income	1	2	1
Equity in earnings of subsidiaries and VIEs	236,138	205,974	241,615

Net income	215,704	193,013	224,884

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(In thousands)

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
Net income	215,704	193,013	224,884

Other comprehensive income, net of tax
Foreign currency translation adjustment	(17,894)	12,006	(72,193)
Unrealized gain on available-for-sale securities, net of tax effect of nil, nil and nil for years ended May 31, 2014, 2015 and 2016	586	21,940	35,636

Other comprehensive (loss) / income	(17,308)	33,946	(36,557)

Comprehensive income	198,396	226,959	188,327

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company Statements of Changes in Equity

(In thousands, except share data)

	Common shares		Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Unrestricted shares	Amount
		US$	US$	US$	US$	US$	US$
Balance at June 1, 2013	156,695,987	1,573	164,336	(17)	608,493	82,867	857,252
Issuance of ADS shares for the exercises of employee share options	—	11	7,837	—	—	—	7,848
Reissuance of Treasury stock for the exercises of employee share options	1,014,727	—	13,514	10	—	—	13,524
Reissuance of Treasury stock for Non-vested equity shares vested	810,052	—	(8)	8	—	—	—
Share based compensation expense	—	—	20,079	—	—	—	20,079
Dividend declared	—	—	(14,891)	—	(39,585)	—	(54,476)
Share repurchase	(762,100)	—	(16,858)	(7)	—	—	(16,865)
Net income	—	—	—	—	215,704	—	215,704
Foreign currency translation adjustment	—	—	—	—	—	(17,894)	(17,894)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	—	586	586

Balance at May 31, 2014	157,758,666	1,584	174,009	(6)	784,612	65,559	1,025,758

Reissuance of Treasury stock for the exercises of employee share options	953,514	—	11,353	9	—	—	11,362
Reissuance of Treasury stock for Non-vested equity shares vested	575,432	—	(6)	6	—	—	—
Share based compensation expense	—	—	15,689	—	—	—	15,689
Share repurchase	(2,800,849)	—	(59,392)	(28)	—	—	(59,420)
Net income	—	—	—	—	193,013	—	193,013
Foreign currency translation adjustment	—	—	—	—	—	12,006	12,006
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	—	21,940	21,940

Balance at May 31, 2015	156,486,763	1,584	141,653	(19)	977,625	99,505	1,220,348

Reissuance of Treasury stock for the exercises of employee share options	240,304	—	2,428	3	—	—	2,431
Reissuance of Treasury stock for Non-vested equity shares vested	712,330	—	(7)	7	—	—	—
Share based compensation expense	—	—	16,810	—	—	—	16,810
Dividend declared	—	—	—	—	(62,668)	—	(62,668)
Net income	—	—	—	—	224,884	—	224,884
Capital injection of noncontrolling interests	—	—	39,579	—	—	—	39,579
Repurchase share from noncontrolling interest	—	—	(255)	—	—	—	(255)
Equity restructuring of Xuncheng	—	—	23,214	—	(23,214)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(72,193)	(72,193)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	—	35,636	35,636

Balance at May 31, 2016	157,439,397	1,584	223,422	(9)	1,116,627	62,948	1,404,572

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2014	2015	2016
	US$	US$	US$
Cash flows from operating activities:
Net income	215,704	193,013	224,884
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(236,138)	(205,974)	(241,615)
Dividend received from subsidiaries	83,728	—	49,984
Share-based compensation expense	20,079	15,689	16,810
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2,958)	(2,613)	5,135
Accrued expenses and other current liabilities	4,988	(2,728)	(3,673)
Amounts due from/to related parties	(849)	(762)	(1,446)

Net cash provided by (used in) operating activities	84,554	(3,375)	50,079

Cash flows from investing activities
Investments in term deposits	—	—	(10,000)
Payment for available-for-sale investments	(16,076)	(10,300)	(9,500)
Proceed from investment withdrawn in Dajie.com	—	—	540
Loan to related parties	—	(6,423)	1,487
Repayment from related parties	15,500	—	8,512

Net cash used in investing activities	(576)	(16,723)	(8,961)

Cash flows from financing activities:
Proceeds from issuance of common shares upon exercise of share options	21,849	11,332	2,176
Loan from related party	—	75,060	8,610
Loan repayment to related party	(42,643)	—	—
Cash paid for shares repurchase	(21,487)	(59,420)	—
Cash paid for dividend	(54,476)	—	(62,668)

Net cash (used in) provided by financing activities	(96,757)	26,972	(51,882)

Net (decrease) / increase in cash and cash equivalents	(12,779)	6,874	(10,764)
Cash and cash equivalents, beginning of year	28,653	15,874	22,748

Cash and cash equivalents, end of year	15,874	22,748	11,984

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

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2015 and 2016:

	May 31,
	2015	2016
	US$	US$
Amount due from related parties:
Winner Park	12	12
Smart Shine	8,512	—
Elite Concept Holdings Limited	8,631	9,897
Koolearn Holdings Limited	—	180
New Oriental China	8,541	6,669

	25,696	16,758

Amount due to related parties:
Elite Concept Holdings Limited	357	357
Abundant State Limited	75,060	81,798
Smart Shine	—	1,487

	75,417	83,642

All related party balances were non-interest bearing and unsecured.