Form 20-F
period 2017-05-31
New Oriental Education & Technology Group Inc.
filed 2017-09-27
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2017.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 157,687,444 common shares, par value US$0.01 per share, as of May 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒             Accelerated filer  ☐             Non-accelerated filer  ☐            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Inc., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial data, also includes New Oriental China (as defined below);

•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“New Oriental China” refers to New Oriental Education & Technology Group Co., Ltd, formerly known as Beijing New Oriental Education & Technology (Group) Co., Ltd., which is a domestic PRC company and our variable interest entity whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•	“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding courses offered at our primary and secondary schools;

•	“shares” or “common shares” refers to our common shares, par value US$0.01 per share;

•	“ADSs” refers to our American depositary shares. Prior to August 18, 2011, each of our ADSs represented four common shares. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. Except as otherwise noted, this change in our ADS to common share ratio has been retroactively reflected in this annual report on Form 20-F; and

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States. We refer to our teaching facilities in this annual report as either “schools” or “learning centers,” based primarily on a facility’s functions. Generally, our schools consist of classrooms and administrative facilities with student and administrative services, while our learning centers consist primarily of classroom facilities. Each of our schools, including kindergartens, has received a Permit for Operating a Private School from the relevant local government authority.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.8098 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of May 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2013 and 2014 and the selected consolidated balance sheet data as of May 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2013, 2014 and 2015, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5—A. Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2013	2014	2015	2016	2017
Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	857,685	1,006,198	1,102,974	1,309,339	1,608,954
Books and others	102,169	132,689	143,792	169,009	190,555

Total net revenues	959,854	1,138,887	1,246,766	1,478,348	1,799,509
Operating costs and expenses:(1)
Cost of revenues	(384,177)	(451,669)	(526,320)	(614,364)	(749,586)
Selling and marketing	(142,098)	(169,062)	(188,483)	(197,897)	(232,826)
General and administrative	(311,014)	(324,210)	(378,434)	(471,010)	(554,948)
Total operating costs and expenses	(837,289)	(944,941)	(1,093,237)	(1,283,271)	(1,537,360)

Gain on disposal of subsidiaries	—	3,621	—	3,760	—

Operating income	122,565	197,567	153,529	198,837	262,149
Other income, net:
Interest income	30,121	44,880	66,605	66,861	61,445
Realized gain from long-term investments	—	—	—	—	7,086
Impairment loss from long-term investments	—	—	—	—	(2,338)
Miscellaneous income, net	772	752	342	1,586	2,367

Provision for income taxes:
Current	(18,985)	(28,235)	(31,552)	(39,467)	(51,142)
Deferred	3,630	2,193	5,331	1,936	518

Provision for income taxes	(15,355)	(26,042)	(26,221)	(37,531)	(50,624)
Loss from equity method investments	(1,427)	(1,453)	(1,537)	(4,425)	(3,289)
Loss from discontinued operations, net of tax	(407)	—	—	—
Net income	136,269	215,704	192,718	225,328	276,796
Add: Net loss (gain) attributable to noncontrolling interests	—	—	295	(444)	(2,339)
Net income attributable to New Oriental Education & Technology Group Inc.	136,269	215,704	193,013	224,884	274,457
Net income from continuing operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
-Basic	0.88	1.38	1.23	1.43	1.74

-Diluted	0.87	1.37	1.23	1.43	1.74

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2013	2014	2015	2016	2017
Net income (loss) from discontinued operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
- Basic	(0.00)	—	—	—	—

- Diluted	(0.00)	—	—	—	—

Shares used in calculating basic net income per share	155,762,959	156,033,992	156,438,606	156,782,439	157,551,320
Shares used in calculating diluted net income per share	157,823,792	157,903,464	157,302,174	157,391,686	157,986,394

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2013	2014	2015	2016	2017
General and administrative	27,242	20,079	15,689	16,810	20,287

Total	27,242	20,079	15,689	16,810	20,287

(2)	Each ADS represents one common share.
(3)	Historical financial statements were adjusted retrospectively to reflect the discontinued operations of Elite English in the year ended May 31, 2013.

The following table presents our selected consolidated balance sheet data as of May 31, 2013, 2014, 2015, 2016 and 2017:

(in thousands of US$)	2013	2014	2015	2016	2017
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	417,166	371,593	531,298	709,209	641,018
Total assets	1,353,441	1,603,545	1,951,537	2,354,834	2,924,979
Total current liabilities	489,835	576,065	725,232	918,190	1,202,681
Total liabilities	496,189	577,787	727,693	920,172	1,204,901
Total New Oriental Education & Technology Group Inc. shareholders’ equity	857,252	1,025,758	1,220,348	1,404,572	1,680,948
Noncontrolling interests	—	—	3,496	30,090	39,130

Total equity	857,252	1,025,758	1,223,844	1,434,662	1,720,078

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

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after we issued a press release on July 17, 2012 disclosing that we were subject to the investigation by the U.S. Securities & Exchange Commission, or the SEC, and Muddy Waters LLC, an entity unrelated to us, issued a report containing various allegations about us on July 18, 2012, the trading price of our ADSs declined sharply and we were inundated by numerous investor inquiries. More recently, in late 2016, there was negative media coverage referencing our small overseas study consulting division, New Oriental Vision Overseas Consultancy Co. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of shareholder class action lawsuits against us and some of our senior executive officers.

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

We have increased the number of our schools in China from 25 as of May 31, 2006 to 77 as of May 31, 2017, and we increased the number of our learning centers in China from 111 as of May 31, 2006 to 855 as of May 31, 2017. We may continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

We consider our trademarks and trade name invaluable to our ability to continue to develop and enhance our brand recognition. We have spent over 20 years building our “New Oriental” brand by emphasizing quality and consistency and building trust among students and parents. From time to time, our trademarks and trade name have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. However, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our trademarks and trade name by unrelated third parties may damage our reputation and brand. In addition, we have spent significant time and expense developing or licensing and localizing the content of certain educational materials, such as books, software, CD-ROMs, magazines and other periodicals, to enrich our product offerings and meet students’ needs. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. For example, we face nationwide competition for our IELTS preparation courses from Global IELTS School, which offers IELTS preparation courses in many cities in China. We face regional competition for our English for children program from several competitors that focus on children’s English training in specific regions. We face competition from companies that focus on providing international and/or PRC test preparation courses in specific geographic markets in China. We also face competition from companies that focus on providing after-school tutoring services, such as TAL Education Group.

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

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests that were previously offered in paper format only are now offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Further, the Chinese Ministry of Education, or the MOE, promulgated new curriculum standards on December 28, 2011 for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English. These new curriculum standards took effect in the fall semester of 2012, and we finished adapting our tutoring programs and materials to these changes in curriculum standards in July 2013. In September 2014, the government announced plans to change policies relating to the gaokao, or college entrance exam, that will change the format of English exam in the coming years. In December 2014, the MOE issued the Implementation Opinions on Scholastic Standard Test of Senior Secondary Schools and the Opinions on Strengthening and Improving the Comprehensive Aptitude Assessment of High School Students, both of which reform the policies relating to the college entrance exam, including but not limited to the subject, format and content of the exam. These policies will be implemented on a province-by-province basis and some provinces such as Beijing, Shanghai, Zhejiang have promulgated relevant regulations on reformation of the college entrance exam. On September 18, 2016, the MOE promulgated the Guidance Opinions on Further Promoting the Reform of Exams and Entrance System for High Schools which promotes that the secondary school students shall participate the Secondary School Academic Proficiency Test, instead of participating in both the secondary school graduation exams and high school entrance exams, and the scores of students for certain subjects obtained in this Secondary School Academic Proficiency Test shall be taken into consideration for high school enrollment. In January 2017, MOE promulgated new curriculum standards for the subject of science in primary schools, which took effect in the fall semester of 2017. We will adapt our tutoring programs and materials to new curriculum requirements promulgated from time to time. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

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

We experienced and may continue to experience a decrease in our margins.

Many factors may cause our gross and net margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of 5 and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. The average class size for our short-term language training and test preparation courses started to decrease since the fiscal year ended May 31, 2009. In our fiscal year ended May 31, 2017, the average class size was approximately nine students per class, compared to approximately 30 students per class for fiscal year ended May 31, 2009. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to these factors.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. Historically, our courses tend to have the largest student enrollments in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because many students enroll in our courses during the summer school holidays to enhance their foreign language skills and/or prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced larger student enrollments in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our language training and other courses during the winter school holidays. However, our expenses vary, and certain of our expenses do not necessarily correspond with changes in our student enrollments and revenues. For example, we make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year and we pay rent for our facilities based on the terms of the lease agreements. In addition, other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have launched many new services to expand our business and student base. For example, in January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation facilities operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these facilities are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program. As another example, in October 2015, we launched “Baixuehui” non-academic training program, which offers after-school tutoring courses in STEM (science, technology, engineering, and mathematics), sports, dancing, painting, music and arts for students from age 3 to 18. We cooperated with third parties for teaching content and teachers in such non-academic training areas. We had four “Baixuehui” learning centers in Beijing as of May 31, 2017.

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

We derived approximately 37.1% of our total net revenues for the fiscal year ended May 31, 2017 from our operations in Beijing, Shanghai, Xi’an and Wuhan, and we expect these four cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2017, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, and the announcement of Brexit in June 2016, could have an adverse effect on our overseas test preparation courses and English language training courses. Such events may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollments for our test preparation and English language training courses and could have an adverse effect on our overall business and results of operations.

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

We have been further advised by our PRC counsel that if we, any of our wholly-owned subsidiaries, New Oriental China or any of its schools or subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries, New Oriental China or New Oriental China’s schools and subsidiaries;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and New Oriental China and its schools and subsidiaries;

•	restricting our right to collect revenues or limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring us to restructure our corporate structure or operations; or

•	restricting or prohibiting our use of the proceeds of our future offering to finance our business and operations in China.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2015, 2016 and 2017, our variable interest entity(ies) contributed in aggregate 97.9%, 97.7% and 98.8%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of New Oriental China and its schools and subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Our ability to enforce the equity pledge agreements between us and New Oriental China’s shareholder may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements among New Oriental China, Century Friendship and five of our wholly-owned subsidiaries in China, Century Friendship, as New Oriental China’s sole shareholder, agrees to pledge its equity interests in New Oriental China to our subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant contractual arrangements. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If New Oriental China or its shareholder fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of New Oriental China in an auction or private sale and remit the proceeds to our wholly-owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in New Oriental China. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, which is one of our PRC wholly-owned subsidiaries and a party to the option agreement with New Oriental China’s shareholder, to designate another PRC person or entity to replace the existing shareholder of New Oriental China pursuant to the direct transfer option we have under the option agreement.

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

New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is beneficially owned by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 13.5% of our total common shares issued and outstanding as of September 23, 2017. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. As of May 31, 2017, 22 of our schools elected as schools not requiring reasonable returns, 39 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified or registered as companies.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Amended Law for Promoting Private Education, or the Amended Private Education Law, which took effect on September 1, 2017. Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and the entire income must be used for the operations of the schools. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

Upon the implementation of the Amended Private Education Law and the relevant regulations, if our schools choose to be for-profit private education entities, they may be subject to income tax at the rate of 25% and other taxes as if they were enterprises. For the year ended May 31, 2017, schools that accounted for approximately 60.3% of our consolidated net revenues were subject to a 25% income tax rate. Historically, the effective income tax rates for all our schools were 8.55%, 11.05% and 12.17% in the fiscal years ended May 31, 2015, 2016 and 2017, respectively. Additionally, the cost of reregistration may be involved if our schools choose to be for-profit private education entities, including the payment of overdue enterprise income tax. If our schools choose to be not-for-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny. As a result, implementation of the Amended Private Education Law or the relevant regulations may adversely affect our results of operations. However, as the implementation rules for the Amended Private Education Law or the relevant regulations have not been issued yet, it remains uncertain how the Amended Private Education Law will be interpreted and implemented, what impact it would have on our business operations, and whether our schools meet the requirements and conditions to register as for-profit private schools and the cost or difficulties of the registration.

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We are unlikely, however, to finance the activities of New Oriental China and its schools and subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues. SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142 to regulate the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. SAFE Circular 142 requires that the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the local branch of the SAIC and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB paid-in capital may not be changed without SAFE’s approval. Violations of Circular 142 will result in severe monetary or other penalties. We expect that if we convert the net proceeds from offshore offerings into RMB pursuant to SAFE Circular 142, our use of RMB funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such RMB funds to make equity investments in China through our PRC subsidiaries. SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19, effective June 2015, which abolished SAFE Circular 142, but the foregoing rules have been retained in SAFE Circular 19. SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, effective in June 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and offshore direct investment. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to RMB on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities. As SAFE Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented. See also “Item 4. Information on the Company—B. Business Overview—Regulation.”

We expect that PRC laws and regulations may continue to limit our use of proceeds from offshore offerings. There are no costs associated with registering loans or capital contributions with relevant PRC government authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC government authorities are required to process such approvals or registrations or deny our application within a prescribed period which is usually less than 90 days, but may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

In addition, the changes in the policies regarding the control of foreign exchange could adversely affect our business. In 2016, PRC government implemented various measures and policies regarding strengthening the management and supervision control of foreign control in both capital item and current item, which resulted in extension of time in the filing, registration and approval procedures of local branches and authorized banks in foreign control activities, and could result in delayed payment of salary to foreign employees by our subsidiaries and subsidiaries of our variable interest entity. The evolving policies regarding strengthening the management and supervision control of foreign control could adversely affect our business.

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

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold a substantial majority of our total voting power. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it has solicited comments from the public on this point. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

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

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business. For instance, to establish and operate a school to provide language training and test preparation services, we are required to obtain a private school operating permit and to make necessary filings for each learning center with the local counterparts of the Ministry of Education and the Ministry of Civil Affairs. In June 2017, the Chengdu Education Bureau, Chengdu Civil Affairs Bureau and certain other local governmental authorities issued the Bulletin on Governing the Operation of Private Cultural and Educational Training Activities, which provides that private schools may not establish branches. It is uncertain whether the implementation rules of the Amended Private Education Law and other supporting regulations will have more stringent requirements for learning centers, such as requiring all learning centers nationwide to obtain private school operating permits. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of any gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations. Our business is also subject to various health, safety and other regulations that affect various aspects of our business in the cities in which we operate and we must obtain various licenses and permits under these regulations for our operations. We have been making efforts to ensure compliance with applicable rules and regulations in all material respects. In addition, we follow internal guidelines to make necessary registrations and filings and obtain necessary licenses and permits on a timely basis. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.

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

In February 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or Circular 7. According to Circular 7, if “PRC individuals” (meaning both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any share incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct the SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such PRC individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their share options and their purchase and sale of shares.

According to Circular 7, from time to time, we need to make applications or update our registration with SAFE or its local branches on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. We are in the process of making an application on behalf of the PRC individuals who participate in our company’s share incentive plans with SAFE in compliance with Circular 7; however, we cannot assure you that such application will be successful. If we or the participants of our share incentive plans who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plans may be subject to fines and legal sanctions. In addition, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees who are PRC citizens. Such events could adversely affect our ability to retain talented employees.

The M&A rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

In August 2006, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China, the broadest measure of inflation, was 1.5% for May 2017. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the RMB into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

In March 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, which took effect in January 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. The EIT Law provides that preferential tax treatments will be granted to industries and projects that are strongly supported and encouraged by the state, and that enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” will be entitled to a preferential enterprise income tax rate. The implementation rules of the EIT Law promulgated by the State Council in December 2007 and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation in April 2008 and July 2008 which were amended in January 2016 and June 2016, respectively, have stipulated new criteria for such “high and new technology enterprises,” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined according to such new rules before they can continue to be entitled to such preferential tax treatments.

In December 2008, two of our wholly-owned subsidiaries in China, Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, and Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, and one subsidiary of New Oriental China, Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Xuncheng Network, were recertified as “high and new technology enterprise” in Beijing. In November 2015, one of our wholly-owned subsidiaries in China, Beijing Pioneer Technology Co., Ltd., or Beijing Pioneer, was certified as a “high and new technology enterprise.” In December 2016, one of our wholly-owned subsidiaries in China, Beijing Smart Wood Software Technology Co., Ltd., or Beijing Smart Wood, was also certified as a “high and new technology enterprise.” All of them are entitled to a 15% tax rate as long as they continue to qualify as “a high and new technology enterprise.” Enterprises that qualify as a “software enterprise” are exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Seven of our wholly-owned subsidiaries in China, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe, Beijing Magnificence and Beijing Jinghong, are qualified as software enterprises. Beijing Smart Wood was entitled to an income tax exemption from in 2012 and 2013 followed by reduced income tax at a rate of 12.5% from 2014 through 2016. Beijing Right Time and Beijing Joy Tend were exempt from income taxes in 2013 and 2014 and are eligible for reduced income taxes at a rate of 12.5% from 2015 through 2017. Beijing Top and Beijing Shenghe were exempt from income taxes in 2014 and 2015 and are eligible for reduced income taxes at a rate of 12.5% from 2016 through 2018. Beijing Magnificence is entitled to an income tax exemption in 2015 and 2016 followed by reduced income tax at a rate of 12.5% from 2017 through 2019. Beijing Jinghong is entitled to an income tax exemption in 2017 and 2018 followed by reduced income tax at a rate of 12.5% from 2019 through 2021.

According to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. As of May 31, 2017, 22 of our schools elected as schools not requiring reasonable returns, 39 of our schools elected as requiring reasonable returns and the remaining schools were not classified or registered as companies. The implementation rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. Shanghai promulgated the Interim Measures for the Registration of Operational Private Training Institutions, or Measure No. 5, which requires for-profit private training institutions to register with local administration of industry and commerce bureau. The Measure No. 5 came into effect in August 2013 and expired after two years. However, based on telephone inquiries our PRC counsel made to the Shanghai Municipal Education Commission, these provisional measures still apply in practice, since no alternative regulation is currently available. Our school in Shanghai has been subject to 25% standard enterprise income tax, and is thus not affected by Measure No. 5. However, if similar regulations or policies are promulgated in other cities where we operate, and our schools choose to be or are required to be registered as for-profit private training institutions, they may be required to pay 25% standard enterprise income tax, which may be higher than the tax rates they are currently subject to, and our results of operations may be materially and adversely affected. Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2017. Prior to the promulgation of new laws and regulations or significant changes of tax policy are made by the competent tax authorities, Beijing Haidian Schools may continue their current income tax treatment subject to the current practice of tax authorities. As the Amended Private Education Law took effect on September 1, 2017, the income tax treatment of Beijing Haidian Schools shall be judged according to the specific provisions promulgated by the competent departments of finance, taxation and education of the State Council and/or Beijing government.

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

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. The State Administration of Taxation has issued a circular providing that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

In addition, the State Administration of Taxation issued a bulletin to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the State Administration of Taxation issued a bulletin in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules.

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

In addition, if we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law. This could increase our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

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

According to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), which became effective in January 2007, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued in 2008, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective in October 2009, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, our Hong Kong wholly-owned subsidiaries, own 100% of our PRC subsidiaries. Thus, dividends paid by our PRC subsidiaries to us through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, they will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation in December 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer such that gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 was partially terminated by the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Bulletin 7, pursuant to which where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes with the aim of avoiding to pay enterprise income tax, such indirect transfer shall be reclassified as a direct transfer of equity in PRC resident enterprise. To determine whether there are reasonable commercial purposes, all arrangements related to the indirect transfer of PRC taxable properties shall be considered comprehensively and factors set out in the Announcement shall be comprehensively analyzed in light of the actual situation.

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

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2017 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2017. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Xuncheng Network, a majority-owned subsidiary of New Oriental China, which operates our online education platform, Koolearn.com, submitted an application for the listing and open transfer of its shares on the National Equities Exchange and Quotations in China. The listing application has received the approval from the National Equities Exchange and Quotations Co. Xuncheng Network’s shares have started trading on the NEEQ since March 21, 2017.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 65 cities in China.

B.	Business Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products, consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. We provide educational services primarily under our “New Oriental” brand, which we believe is the leading consumer brand in China’s private education sector.

Since our inception in 1993, we have had approximately 30.1 million cumulative student enrollments. In the fiscal year ended May 31, 2017, we had over 4.8 million student enrollments, including approximately 4.0 million student enrollments in our K-12 after-school tutoring courses, approximately 0.6 million student enrollments in our test preparation courses and approximately 0.1 million student enrollments in our language training programs. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$1,246.8 million for the fiscal year ended May 31, 2015 to US$1,799.5 million for the fiscal year ended May 31, 2017, representing a compound annual growth rate, or CAGR, of 20.1%. Net revenues from our language training and test preparation courses accounted for 83.4%, 83.8% and 83.9%, respectively, of our total net revenues in the fiscal years ended May 31, 2015, 2016 and 2017. Net income attributable to New Oriental Education & Technology Group Inc. increased from US$193.0 million in the fiscal year ended May 31, 2015 to US$274.5 million in the fiscal year ended May 31, 2017, representing a CAGR of 19.3%.

Our Network

As of May 31, 2017, we deliver our educational programs, services and products to students through our extensive network of 77 schools, 855 learning centers and 20 bookstores operated by us, approximately 22,000 teachers in 65 cities, and websites, which had approximately 17.0 million registered users, as well as through 187 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We plan to continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for our Yangzhou school, part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Changsha and Zhengzhou. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2017.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	5	92	1
Shanghai	1	51	1
Guangzhou	1	30	1
Wuhan	1	48	1
Yangzhou	3	—	—
Tianjin	1	27	—
Xi’an	1	21	1
Nanjing	2	17	—
Shenyang	1	26	—
Chongqing	1	13	1
Chengdu	1	24	1
Shenzhen	1	15	—
Xiangyang	1	9	—
Taiyuan	1	24	1
Haerbin	1	14	1
Changsha	1	24	—
Jinan	1	17	—
Zhengzhou	1	34	—
Hangzhou	1	21	1
Changchun	3	14	1
Shijiazhuang	1	11	—
Suzhou	1	29	1
Zhuzhou	1	2	—
Anshan	1	1	—

City	Number of schools	Number of learning centers	Number of bookstores
Hefei	1	23	—
Kunming	1	20	1
Wuxi	1	10	—
Foshan	1	5	—
Fuzhou	1	12	—
Yichang	1	3	—
Nanchang	1	23	1
Jingzhou	1	4	—
Dalian	1	7	1
Lanzhou	1	9	1
Huangshi	1	2	—
Ningbo	1	6	—
Xiamen	1	19	—
Qingdao	4	10	—
Nanning	1	6	—
Xuzhou	1	6	1
Xiangtan	1	1	—
Zhenjiang	1	3	—
Luoyang	1	5	—
Nantong	1	—	—
Jilin	1	5	—
Guiyang	1	5	—
Hohhot	1	4	1
Tangshan	1	7	—
Urumqi	1	7	1
Shiyan	1	3	—
Quanzhou	1	—	—
Wenzhou	1	1	—
Weifang	1	2	—
Zhuhai	1	1	1
Jinzhou	1	2	—
Baoding	1	1	—
Yantai	1	1	—
Taian	1	—	—
Kaifeng	1	—	—
Cangzhou	1	—	—
Qinhuangdao	1	—	—
Anyang	1	—	—
Handan	1	—	—
Zhangzhou	1	—	—
Nanyang	1	1	—

Total	77	778	20

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a full-time secondary school in Beijing, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We update and expand our course offerings frequently in response to evolving market needs. We currently have a full-time staff of approximately 700 people involved in our centralized curriculum development process. Our program, service and product offerings are generally divided into seven areas: test preparation; K-12 after-school tutoring; language training; primary and secondary schools; educational content, software and other technology development and distribution; online education; and other services and products.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2017, we had approximately 612,000 student enrollments in our test preparation courses, of which approximately 298,000 were in overseas test preparation courses, 314,000 were in PRC test preparation courses.

We offer test preparation courses for the following major overseas exams: TOEFL, SAT, ACT, IELTS, GRE, GMAT, LSAT, BEC and TOEIC. In addition, we offer test preparation classes for the following major PRC admissions tests: CET 4, CET 6, National Tests for Entrance into Master’s Degree Programs, and PETS.

In our fiscal year ended May 31, 2017, approximately 31.7% and 10.0% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 13.0% and 10.4% of the total student enrollments in our PRC test preparation courses took place in Xi’an and Beijing, respectively. Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized VIP class, our experienced teachers generally teach in classes ranging from 6 to 50 students. Our students enroll in a 50- to 240-hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB1,500 to RMB30,000 per course.

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

Our typical U-Can All Subjects after-school tutoring courses for middle school and high school students last for 8 to 16 weeks with classroom instruction one to four times per week for 2 to 3 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of these courses typically range from 6 to approximately 150 students per class.

In our fiscal year ended May 31, 2017, we had approximately 2,216,000 student enrollments in our after-school tutoring courses for middle school and high school students, and approximately 20.2% and 9.1% of the enrollments took place in Beijing and Xi’an, respectively. Course fees for our all subject after-school tutoring courses for middle school and high school students range from approximately RMB400to approximately RMB5,000 per course.

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

Our after-school tutoring courses for children are typically divided into classes of 6 to approximately 25 students per class. Students attend class one to four times per week for 2 to 3 hours per class. We test our students to measure their progress and make sure they are progressing as needed to advance to the next book and class level without jeopardizing the fundamentals that will allow them to excel in the future.

To enhance our Pop Kids English program, we cooperate with the Sino-British Academic Exchange Center for Education Measurement (SBC), Cambridge ESOL’s sole representative in China, for the administration of the Cambridge Young Learners English exam (YLE) to our students in the Pop Kids English program. Cambridge ESOL is a not-for-profit department of the University of Cambridge focusing on examinations for the English language. We currently administer the YLE exam for our POP Kids English students in 17 cities.

In our fiscal year ended May 31, 2017, we had approximately 1,739,000 student enrollments in our Pop Kids All Subjects after-school tutoring courses and approximately 10.9% and 9.2% of the enrollments took place in Beijing and Wuhan, respectively. Course fees for these courses range from approximately RMB300 to approximately RMB3,600 per course.

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

In our fiscal year ended May 31, 2017, we had approximately 90,000 student enrollments in our English courses for adults and approximately 36.9% and 15.8% of the total enrollments were for courses taught in Beijing and Shanghai, respectively. Course fees for our English courses for adults range from approximately RMB300 to approximately RMB3,600 per course.

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. As of May 31, 2017, there were over 3800 students at the Yangzhou school, approximately 48% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 400 teachers and 300 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2017, the school accepted 1,121 students out of over approximately 1,900 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2017, tuition at the Yangzhou school ranged from RMB22,000 to RMB75,000 per year.

In July 2006, we established an international high school program within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high school aims to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. Each of the students of the class of 2017 of the international high school program at our Yangzhou school was admitted into at least one of the top 100 universities in the United States. In our fiscal year ended May 31, 2017, tuition at our international school ranges from RMB95,000 to RMB120,000 per year.

Educational Content, Software and other Technology Development and Distribution

We develop and edit educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals. We distribute these materials through various distribution channels, consisting of our classrooms and bookstores as well as third-party distributors. In the fiscal year ended May 31, 2017, we developed and edited about 235 titles and distributed approximately 15.5 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in English language area.

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

Online Education

We offer online education programs on our website www.koolearn.com and www.koo.cn. As of May 31, 2017, approximately 17.0 million users had registered accounts with us, with access to free informational content on our website. In the fiscal year ended May 31, 2017, we had approximately 855,000 users that paid for additional access to our specialized education programs. These users purchase pre-paid cards that give them the right to use our paid content for a specific period of time or for specific courses.

In the fiscal year ended May 31, 2017, we offered approximately 4,600 new online courses, including language training courses, test preparation courses, professional certification courses, and business knowledge and skills training courses in the areas of accounting, legal, management and others. We have live interactive online courses as well as courses that allow students to view replays of pre-recorded lectures. Our online courses are particularly attractive to students who need the flexibility to prepare at any time of the day or night and on short notice. As a supplement to our online courses, we also offer many online study services, including course planning, testing, composition correcting and one-on-one tutoring. Our online tools provide more flexibility by offering our students the ability to choose their best and most convenient way of learning as they experience our programs.

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

Pre-school Education. In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing. We opened our second kindergarten in Nanjing in April 2009, the third one in Yangzhou in August 2014 and the fourth one in Beijing in January 2017. As of May 31, 2017, there were approximately 940 students at these four kindergartens. In December 2014, we acquired a kindergarten chain in the city of Qingdao with three schools, which had approximately 750 students as of May 31, 2017.

Brand Name Cooperation. In January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation schools operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these schools are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program. As of May 31, 2017, there were a total of 14 brand cooperation schools offering our “Pop Kids” English program. For the fiscal years ended May 31, 2015, 2016 and 2017, we recognized revenues in an aggregate amount of US$680 thousand, US$265 thousand and US$311 thousand, respectively, from license and training fees received from these schools.

Overseas Study Tour. In May 2012, we started our overseas study tour business, organizing primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, attend summer/winter school programs, or take part in other educational activities. For the fiscal year ended, May 31, 2017, we recognized revenues of US$17.3 million from organizing overseas study tour.

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

Education Law of the PRC

The National People’s Congress enacted the Education Law of the PRC, or the Education Law, most recent amendment effective on June 1, 2016. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government should formulate plans for the development of education and establish and operate schools and other institutions of education, and that in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. However, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes, though private schools may be operated for “reasonable returns,” as described in more detail below.

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

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

Under the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, “private schools” are defined as schools established by social organizations or individuals using non-government funds. In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution. Each of our non-profit private schools which is formed as privately run non-enterprise institutions has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the Ministry of Civil Affairs.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the amended Law for Promoting Private Education, or Amended Private Education Law, which became effective on September 1, 2017.

Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion. Nevertheless, school sponsors are not allowed to establish for-profit private schools that are engaged in mandatory education according to the Amended Private Education Law. Therefore, schools engaged in mandatory education must retain their non-profit status after the effectiveness of the Amended Private Education Law.

The Amended Private Education Law further establishes a new classification system for private schools on whether they are established and operated for profit-making purposes. Key features of this system include the following:

•	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without seeking prior approval from or reporting to the relevant government authorities. whereas the collection of fees by non-profit private schools shall be regulated by the provincial, autonomous regional or municipal governments;

•	private schools (for-profit and non-profit alike) may enjoy preferential tax treatments; non-profit private schools will be entitled to the same tax benefits as public schools whereas taxation policies for for-profit private schools are still unclear as more specific provisions are yet to be introduced;

•	for construction or expansion of the school, non-profit schools may acquire the required land use rights in the form of allocation by the government as a preferential treatment, whereas for-profit private schools shall acquire the required land use rights by purchasing them from the government;

•	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools, whereas the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•	governments at or above the prefecture level may support private schools (for-private and non-private alike) by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets to the schools, and the governments may further support non-profit private schools in the form of government subsidies, bonus funds and incentives for donation.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which require to ease the access to the operation of private schools and encourage social forces to enter into the education industry. The opinions also provide that each level of the government shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students etc. Further, the opinions require each level of the government to improve local policies on government support to for-profit and non-profit private schools by such means as preferential tax treatments.

On December 30, 2016, the MOE, Ministry of Civil Affairs, the SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registration process are yet to be introduced by governments at the provincial level.

On December 30, 2016, the MOE, the SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of the SAIC.

Besides the Amended Private Education Law and the above regulations, other details of the requirements on the operation of non-profit schools and for-profit schools will be provided in implementation regulations that are yet to be introduced, such as

•	an amendment to the Implementation Rules for the Law for Promoting Private Education;

•	local regulations relating to legal person registration of for-profit and non-profit private schools; and

•	specific measures to be formulated and promulgated by the competent authorities in the province(s) in which our schools are located, including specific measures for registration of pre-existing private schools and the collection of non-profit private schools’ fees, specific requirements for authenticating various parties’ property rights of for-profit private schools, taxation policies for for-profit private schools.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of May 31, 2017, 22 of our schools elected as schools not requiring reasonable returns, 39 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified or registered as companies. Preferential tax treatments granted to our schools by governmental authorities are subject to review and may be adjusted or revoked at any time in the future.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2017, New Oriental China was the sponsor of 77 schools.

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

Notwithstanding the legal uncertainties surrounding this issue, we believe that the potential risk that we will not receive all of the residual assets upon the liquidation of a school is immaterial. There were no capital contributions made by any PRC governmental authorities to our schools. Nor did any of our schools ever receive donations from any third parties, including PRC governmental authorities or any third party enterprises. Neither we nor our PRC counsel is aware of any case in China where a private school which has been solely funded by private sponsors without any government or donated funds became state property or was otherwise appropriated by a government authority upon liquidation without the prior consent of its sponsor. We historically have never liquidated any school that was profitable and we have no plan to do so in the future unless required by the laws and regulations. If, for any reason, we would like to divest a profitable school, a commercially sensible way to do so is to sell the school, rather than to liquidate the school. In this situation, the sponsor is entitled to receive consideration for transferring sponsorship, which often exceeds its initial investment in the school.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-Foreign Schools, promulgated by the State Council in accordance with the Education Law of the PRC, the Occupational Education Law and the Law for Promoting Private Education, and the Implementation Rules for the Regulations on Operating Chinese-Foreign Schools. The Regulations on Operating Chinese-foreign Schools and its implementation rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Chinese-Foreign Cooperation in Operating Schools shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. We have not applied for a Permit for Chinese-Foreign Cooperation in Operating Schools at this stage since we currently do not have Chinese-foreign Cooperation Schools.

Foreign-Investment Industrial Guidance Catalog (2017)

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local branch has been obtained. In approving such capital contributions, the Ministry of Commerce or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories, namely “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.” Industries not listed in the Foreign-Investment Industrial Guidance Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. On June 28, 2017, a new Foreign-Investment Industrial Guidance Catalog was issued to become effective on July 28, 2017 and to replace the previous one issued in 2015.

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

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up education websites and online education schools was subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school had to, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may set down administrative license. Furthermore, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. In January 2014, the State Council promulgated the Decision to Cancel or to Delegate another Batch of Administrative Approval Items to Lower Level, in which the administrative license for “online education schools” was cancelled for higher education. On February 3, 2016, the State Council promulgated the Decision of State Council to Cancel the Second Batch of Administrative Approval Items (152 Items) that Delegated to Lower Lever, in which the administrative license for “online education schools” and “educational websites” were cancelled.

Regulations on Publishing and Distribution of Publications

The State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which was most recently amended on February 6, 2016. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Publication Regulations, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. In addition, according to the effective Foreign Investment Industrial Guidance Catalog, foreign investors are prohibited from engaging in the publishing business. Therefore, our subsidiaries and New Oriental China and its schools and subsidiaries are not permitted to engage in the publishing business under this regulation. Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of New Oriental China, has been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content.

According to the prior Measures for the Administration of Internal Informative Publications, entities engaging in printing internal informative publications may obtain an internal informative publications printing permit instead of the permit of publishing. Such internal informative publications are defined as publications used for internal information communication and work guidance purpose and are not for sale. In April 2015, the current Measures for the Administration of Internal Informative Publications took effect and abolished the prior measures. Under the new regulation, the internal informative publications printing permit is not available for printing and publishing of textbooks and teaching materials for primary and secondary school students. In addition, the new regulation prohibits entities which have obtained the internal permit from offering the internal informative publications to its client or to the public. New Oriental China and its schools and subsidiaries engage in printing and providing teaching handouts and other materials to our students. Under the new regulation, it is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed publishing activities. If the GAPP or its local branches or other competent authorities deem such activities as publishing, we may become subject to significant penalties, fines, legal sanctions or an order suspending our printing and providing of teaching handouts and other materials to our students.

GAPP issued newAdministrative Regulations on Publications Market, effective on June 1, 2016, abolished the old regulation. According to the new regulation, any organization or individual engaged in whole sale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of GAPP; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of GAPP at the county level. According to the new regulation, foreign-invested enterprises are allowed to engage in the business of distribution of publications. Foreign investors who intends to establish an enterprise engaging in the business of distribution of publications and foreign-invested enterprise which intends to engage in the business of distribution of publications shall firstly obtain the approval from local branch of the Ministry of Commerce. If and upon approval, the Ministry of Commerce will issue the Approval Certificate for Foreign-Invested Enterprises, on which the business scope of distribution of publications is specified along with the word “subject to the permission in this industry.” Afterwards, the foreign-invested enterprise shall file with its business scope of distribution of publications local office of the SAIC and shall obtain the Permit for Operating Publications Business from relevant offices of the GAPP before engaging in the business of distribution of publications.

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products was required tosecure a Permit for Operating Audio-Video Products from the relevant culture authorities.

The Administrative Regulations on Publishing Audio-Video Products was later amended in 2011, 2013 and was most recently amended on January 2, 2016, pursuant to which the Permit for Operating Audio-Video Products was replaced by the Permit for Operating Publications and entities or individuals engaging in distribution of audio-video products shall only need to hold a Permit for Operating Publications Business, while a Permit for Publishing Audio-Video Products shall no longer be needed.

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

Regulations on Online Publications

GAPP and the MIIT jointly promulgated the Regulations on the Administration of Internet Publishing Services, or the Internet Publishing Regulations, which took effect on March 10, 2016. The Internet Publishing Regulations require Online Publishing to obtain approval from competent administrative department for publication. The term “Online Publishing Service” is defined as activities of providing the public through information networks with digitized works which have the publishing features such as editing, producing and processing.

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

With respect to intermediate and consulting business activities relating to self-funded overseas studies, the Education Commission of Beijing and Beijing Administration for Industry and Commerce jointly issued the Beijing Measures of Supervisions and Recognition of Intermediate Services for Self-Funded Overseas Studies (Trial) in September 2015, which require that any intermediate service organization engaged in such services in Beijing shall satisfy certain requirements set up therein, including having employees with experience in educational services, having established stable and cooperative relations with an overseas educational institution, and having sufficient funds to protect the rights and interests of customers. The intermediate service organizations which satisfy such requirements may apply with the Education Commission of for the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies. Organizations or individuals without such Recognition from the Education Commission of Beijing are not allowed to engage in any intermediate and consulting business activities relating to self-funded overseas studies.

On January 12, 2017, the State Council promulgated the Decision of the State Council on the Third Installment of the Cancellation of the Administrative Licensing Matters Delegated to Local Governments, which, among other things, cancelled the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies, which means that the requirement for intermediate service organizations to obtain Recognition on the Intermediate Service Organization for Self-funded Overseas Studies from the provincial government for their engaging in intermediate and consulting business activities relating to self-funded overseas studies is cancelled. This Decision provided that after the cancellation of such requirements, the MOE and the SAIC shall study and develop contract template for reference and strengthen their guidance, regulating and service to intermediate service organizations and that the relevant industrial association shall play their role in self-discipline.

Guidelines for Overseas Study Tour participated by Primary and Middle School Students (Trial)

The MOE promulgated the Guidelines for Overseas Study Tour participated by Primary and Middle School Students (Trial) (the “Guidelines”) in July 2014. Under the Guidelines, overseas study tours participated in by primary and middle school students(the “Overseas Study Tour”) means, by adapting to the characteristics of primary and middle school students and the educational needs, programs that organize primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other activities that help students expand their horizon and promote enrichment and enhancement, in the manner of group travel and group accommodation during the academic semesters or vacations. Overseas Study Tours attended by primary and middle school students shall follow the principles of safety, civility and efficiency. The schedule for study, from the perspective of both the content and the duration, shall be no less than 1/2 of the total schedule. The organizer shall choose legitimate and qualified cooperation institutions, and stress the importance of safe education, and shall appoint a guiding teacher for each group. The organizer shall apply the rules of cost accounting, notify the students and their supervisors of the composition of the fees and expenses, and enter into an agreement as required by law. The school and its staff shall not seek any economic benefit from organizing its own students to attend an Overseas Study Tour.

Regulations on Tourism

Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on November 11, 2016, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on February 6, 2016, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent engages in the outbound tourism shall apply for a permit to engage in the outbound tourism from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities.

The touring group for the Overseas Study Tour shall be organized by a qualified travel agent. Beijing New Oriental Walkite International Travel Co., Ltd, a subsidiary of the Company engaging the businesses of outbound tourism has obtained the aforementioned permit.

Regulations on Value-added Telecommunications Services

Under the PRC Telecommunications Regulations, promulgated by the State Council and most recently amended in February 2016, a telecommunication services provider in China must obtain an operating license from the MIIT, or its provincial authorities. The PRC Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications business or value-added telecommunications business. Internet information services and the business of online data transaction processing are two of the subsectors of the value-added telecommunications business.

As a subsector of the value-added telecommunications business, business of online data transaction processing refers to the business to provide online data processing and transaction processing services through public communication network or Internet for users through various data/transaction application platform connected to the public communication network or Internet, including transaction processing services, electronic data exchange services and network or electronic equipment data processing services. Under the PRC Telecommunications Regulations, any entity engages in the business of transaction processing services as an online marketplace platform is required to obtain a license from the MITT or its provincial authorities in providing transaction processing services.

As a subsector of the value-added telecommunications business, Internet information services are also regulated by the Administrative Measures on Internet Information Services promulgated by the State Council, or the Internet Information Measures. The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. Xuncheng Network has obtained the ICP license.

The Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services issued by the MIIT prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites.

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

Regulation on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, promulgated by the State Administration of Radio, Film and Television, or SARFT, apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-video Programs via Information Network is required to engage in these Internet broadcasting activities. The State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

The SARFT and MIIT issued the Internet Audio-Video Program Measures, revised in August, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a license for disseminating audio-video programs through information network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. The SARFT promulgated the Notice on Several Issues regarding the license for disseminating audio-video programs through information network in 2009. The Notice restates the necessity of applying for such license and sets forth the legal liabilities for those providing Internet audio-video program services without the license. Xuncheng Network, a subsidiary of New Oriental China engaging in online education services, obtained the license for disseminating audio-video programs through information network from SARFT in January 2010.

On April 25, 2016, the SAPPRFT promulgated the Private Network and Directional Broadcasting Audio-Video Programs Regulations, which came into effect on June 1, 2016 and replaced the Broadcasting Rules. The Broadcasting Audio-Video Programs Regulations provides, among other things, that a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in broadcasting services through private network and directional communication. According to such Regulations, the Broadcasting Services through Private Network and Directional Communication shall mean the services and activities provided to the public through the private transmission channels that include internet, LAN and VPN based on Internet and through the receiving terminals of televisions, and other handheld electronic equipment, and such services and activities include the activities of content supply, integrated broadcast control, transmission and distribution with IPTVs, private-network mobile televisions, internet televisions. According to such Regulations, only the entities wholly or substantially owned by the State could apply for such Permit.

Regulations on Protection of the Right of Dissemination through Information Networks

The Regulations on Protection of the Right of Dissemination through Information Networks, promulgated by the State Council, require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law. This regulation also provides that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only.

Regulations on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights, trademarks and domain names. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in 2001.

Copyright. The National People’s Congress amended the Copyright Law to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet.

Trademark. The PRC Trademark Law, most recently revised in May 2014, protects the proprietary rights to registered trademarks. The Trademark Office under SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. In July 2014, the State Administration for Industry and Commerce released Provisions on the Recognition and Protection of Well-Known Trademarks. According to these provisions, well-known trademarks shall be recognized on a case-by-case basis, and be subject to the principle of passive protection. Our trademarks “ ” and “New Oriental” were recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province and an adjudication on disputed registered trademark issued by trademark appraisal committee.

Domain names. Internet domain name registration and related matters are primarily regulated by (i) the Implementation Rules on Registration of Domain Names issued by China Internet Network Information Center, or CNNIC, (ii) the Measures for Administration of Internet Domain Names of PRC issued by the MIIT, and (iii) the Measures on Domain Name Disputes Resolution for the PRC Internet issued by the CNNIC. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. We have registered many domain names with CNNIC.

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 2008 and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to current account items, such as trade-related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart or prior registration with banks for conversion of RMB into a foreign currency.

Domestic companies or individuals can repatriate payments received from abroad in foreign currencies or deposit those payments abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign exchange on the current account and capital account can be either retained or sold to financial institutions that have foreign exchange settlement or sales business based on the need of the enterprise without prior approval from SAFE, subject to certain restrictions.

SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, to regulate the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The circular requires that the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the Administration for Industries and Commerce and, unless set forth in the business scope or in PRC regulations, may not be used for equity investments within the PRC. In addition, SAFE has strengthened its oversight of the flow and use of the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB paid-in capital may not be changed without SAFE’s approval. Violations of Circular 142 will result in severe monetary or other penalties.

SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19, effective in June 2015 to abolish. SAFE Circular 142 but the foregoing rules have been retained in SAFE Circular 19. SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, effective in June 2015, pursuant to which annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment. SAFE issued Notice on reform and regulations of the Administration Policy of Foreign Exchange under Capital Account, or SAFE Circular 16, effective June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As SAFE Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special-Purpose Companies, or SAFE Circular 37, effective in July 2014 and repealed the previous SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75 on the same date, a PRC Resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls an company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such a company located outside of China is referred to as an offshore special purpose vehicle.

Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

In June 2015, SAFE promulgated SAFE Circular 13, according to which, in order to simplify the procedures of performing the foreign exchange control policy of direct investment, the registration authorities under the SAFE foreign exchange control policies, including the registration of PRC residents under SAFE Circular 37 change from local SAFE branches to local banks authorized by SAFE and SAFE will strengthen the training and supervision for banks in performing the foreign exchange control policy of direct investment. Thus, according to SAFE Circular 13, the registration of PRC residents under SAFE Circular 37 shall be conducted with local banks authorized by SAFE.

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

Regulations on Labor

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and its Implementing Regulations of the Employment Contracts Law, labor contracts in written form shall be executed to establish labor relationships between employers and employees. Wages cannot be lower than local minimum wage. The employer must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions meeting State rules and standards, and carry out regular health examinations of employees engaged in hazardous occupations.

In the respect of the employment of foreigner in PRC, Provision on the Employment of Foreigners in China provides that, among other things, to employ a foreigner who does not have Chinese nationality, an employer shall apply for an employment license for such foreigner, and may only employ him or her after such foreigner obtains a Foreigners’ Employment License of the People’s Republic of China, or Employment License; prior to obtaining employment in China, a foreigner shall enter China with an employment visa (or in accordance with an agreement on mutual exemption of visas if there is such an agreement); and after entering China, such foreigner shall obtain an Employment Permit for Foreigners, or Employment Permit, and a residence permit for foreigners, save that the foreigners holding the Foreign Expert Permit issued by the State Administration of Foreign Experts Affairs are not required to hold Employment Licenses and Employment Permit. Provision on the Employment of Foreigners in China also provides that the Employment License is valid only in the area defined by the authority which issued such license; the actual employer of a foreigner shall be consistent with the employer recorded on the Employment License; if the actual employer changed but the foreigner is employed in a similar job by another employer within the same area defined by the authority which issued such license, the foreigner shall file with such authority to change information on the Employment License.

The Notice of Issues Related to the Management of Employment of Foreigners in China provides that, among other things, the Ministry of Labor and Social Security should cooperate with Ministry of Public Security to carry out regular and irregular investigation on the entities that employ relatively large number of foreigners about their employment of foreigners.

In the respect of hiring foreigners as teachers in schools, State Administration of Foreign Experts Affairs, promulgated a Notice of Issuing Regulations for Foreign Experts to Apply Permit to Work in China and Other Regulations, or SAFEA Circular 139. SAFEA Circular 139 provides that foreign experts shall obtain Foreign Expert Permit. Any foreign expert that apply the Foreign Expert Permit shall obey the laws and regulations of PRC, shall be healthy, shall have no criminal record, and shall meet one of the following requirement: (i) such foreign expert is employed to work in China in order to perform agreements between governments or international organizations, or to perform economic or trade agreements between Chinese party(s) and foreign party(s) as a professional person with foreign nationality who has technology or management skills; (ii)such foreign expert is employed to perform the work in the fields of education, scientific research, press, publication, culture, arts, health, or sport as a professional person with foreign nationality; (iii) such foreign expert is employed to perform a position higher than vice president of a domestic enterprise or equivalent position as a professional person with foreign nationality who has technology or management skills; (iv) such foreign expert is a representative with foreign nationality, who is a PRC representative officer of a experts association or recruitment agent approved by State Administration of Foreign Experts Affairs; or (v) such foreign expert is employed to perform the work in the fields of economy, technology, engineering, trade, finance, accounting, tax, tourism who possesses specialty as a professional person with foreign nationality in urgent need with technology or management skills. According to SAFEA Circular 139, to apply a Foreign Expert Permit as a foreign expert to perform the work in the field of education, the applicant shall submit the application together with a copy of the employer’s Certificate of Employing Foreign Experts and the agreement entered by such applicant and its employer to the provincial Administration of Foreign Experts Affairs where the employer located, provided that if the employer is the ministry, commission directly under the State Council, the authority directly under the State Council, the public institution or the professional corporation, the applicant shall submit the application to the State Administration of Foreign Experts Affairs. SAFEA Circular 139 also provides that entity shall obtain Certificate of Employing Foreign Experts to employ foreign experts and the application of Certificate of Employing Foreign Experts shall submit to the provincial Administration of Foreign Experts Affairs where the employer located, provided that the non-educational public institution located in Beijing that is directly under the ministry, commission of the State Council, the authority directly under the state council, the application shall submit to the State Administration of Foreign Experts Affairs. According to SAFEA Circular 139, the Administration of Foreign Experts Affairs will carry out annual inspection on the entity that has obtained Certificate of Employing Foreign Experts in January of each year.

In addition, State Administration of Foreign Experts Affairs promulgated an Opinion on Further Regulating the Employment of Foreign Experts in Education and Culture, which provides that, among other things, any entity that dispatches and introduce foreign experts in education and culture to work in China shall obtain Certificate of Employing Foreign Experts; the entity that dispatches the foreign experts, the dispatched foreign expert and the entity that employs the dispatched expert shall enter into an agreement to confirm each party’s obligations and rights related to the employment of such foreign expert, and the entity that dispatches the foreign expert and the entity that employs the foreigner expert shall have the joint liability in the management of such foreign expert. Such Opinion on Further Regulating the Employment of Foreign Experts in Education and Culture also provides that any entity that engages in dispatching foreign expert in education and culture with Certificate of Employing Foreign Experts shall not introduce foreign experts working in the entity that without Certificate of Employing Foreign Experts, the provincial and regional Administration of Foreign Experts Affairs shall cooperate with the public security authorities and their exit-entry administration divisions to investigate and handle the illegal employment of foreign experts under applicable laws.

On February 19, 2016, the State Council promulgated the Decision of the State Council on the Second Installment of the Cancellation of the Administrative Licensing Matters Delegated to Local Governments, which among other things, cancelled Certificate of Employing Foreign Experts, which means that the requirements for the entity to obtain Certificate of Employing Foreign Experts for employing foreign experts from the provincial Administration of Foreign Experts Affairs is cancelled. According to a Q&A in relation to the cancellation of the requirement to obtain Certificate of Employing Foreign Experts in employing foreign experts publicized by the Education, Culture, Heath Experts Department of State Administration of Foreign Experts Affairs on March 31, 2016, the provincial education authorities shall pay close attention to the study the necessity of setting up the requirements for qualification in employing foreign experts in their area, and set up the requirements through the development of local laws and temporary regulations if necessary. As of the date of this annual report, we are not aware of any local laws and temporary regulations was set up regarding the requirements to obtaining Certificate of Employing Foreign Experts for employing foreign experts.

According to the Circular on the Comprehensive Implementation of the Permit System for Foreigners to Work in China promulgated by the State Administration of Foreign Experts Affairs, the Ministry of Human Resources and Social Welfare, the Ministry of Foreign Affairs, and the Ministry of Public Security on March 28, 2017, from April 1, 2017, a foreigner who is approved to work in China will be issued a Permit to Working in China, which supersedes the Employment License or Foreign Expert Permit. The Employment License or Foreign Expert Permit issued before April 1, 2017 remain valid subject to its expiration date. According to the circular, the process of application and approval of the Permit to Working in China will be further simplified and standardized, with new and detailed regulation of the application and approval process of Permit to Working in China to be promulgated shortly. As of the date of this annual report, we are not aware of any new and detailed regulation set up regarding application and approval of the Permit to Working in China.

If the employment of foreigners is not in compliance with the above relevant regulations, the employer may become subject to penalties, fines or an order to terminate such employment and to bear all the expenses and costs arising from the repatriation of such foreigner.

Regulations on Employee Share Incentive Awards Granted by Listed Companies

According to a series of notices concerning individual income tax on earnings from employee share incentive awards, issued by the Ministry of Finance and the SAT, companies that implement employee stock ownership programs shall file the employee stock ownership plans and other relevant documents with the local tax authorities having jurisdiction over such companies before implementing such plans, and shall file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notice are shares of publicly listed companies.

The SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or SAFE Circular 7, in February 2012, pursuant to which if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

According to SAFE Circular 7, from time to time, we need to make applications or update our registration with SAFE or its local branches on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plans who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plans may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees who are PRC citizens.

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

Regulations on Taxation

PRC Enterprise Income Tax. The National People’s Congress, the Chinese legislature, passed the EIT Law, effective in 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises Preferential tax treatments grants to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The State Council promulgated the implementation rules of the EIT Law in 2007 and the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation promulgated other supplemental rules in 2008 which were amended in 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Any enterprises to be granted with “high and new technology enterprises” status shall meet certain requirements, including but not limited to the following: (1) the enterprise has incorporated for more than one year before application; (2) the enterprise itself owns the intellectual property right for the core technology of its product or service; (3) the enterprise’s core technology of its product or service falls into the ambit of “high-tech fields heavily supported by the government”; (4) technicians has engaged into research and development account for more than 10% of all the staff; (5) in the latest three financial years (actual operating year if incorporated less than three years), the research and development expenses account for 3%-5% or more of the latest sales revenue and the research and development expenses incurred within China shall not be less than 60% of the total research and development expenses; (6) the revenue in the latest year derived from the high-tech product or service accounts for more 60% of the total revenue; (7) the innovation capability of the enterprise shall meet the relevant evaluation standards; and (8) no major security or qualification incident or sever environmental illegal behavior occurred within the previous year before application. To apply for the “high and new technology enterprises” status, an enterprise shall file its corporate certificates and supporting documents evidencing the requirements to the relevant government authority. The government authority will examine the filed certificates and documents to determine whether the enterprise meets the “high and new technology enterprises” requirements. If the decision is positive, the authority will make a public announcement and grant the enterprise with a “high and new technology enterprises” certificate with a valid term of three years. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

According to the Circular On Several Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry promulgated by the State Council in January 2011 and the Circular On Policies of Enterprises Income Tax for Further Encouraging the Development of Software Industry and Integrated Circuit Industry, jointly promulgated by the Ministry of Finance and the State Administration of Taxation in April 2012 and effective from January 1, 2011, or Circular 27, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, is exempted from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years before December 31, 2017. The qualifications for a software enterprise provided in Circular 27 include the following:

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

Seven of our wholly-owned subsidiaries in China, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe, Beijing Magnificence and Beijing Jinghong, are qualified as software enterprises. Beijing Smart Wood was entitled to an income tax exemption from in 2012 and 2013 followed by reduced income tax at a rate of 12.5% from 2014 through 2016. Beijing Right Time and Beijing Joy Tend were exempt from income taxes in 2013 and 2014 and are eligible for reduced income taxes at a rate of 12.5% from 2015 through 2017. Beijing Top and Beijing Shenghe were exempt from income taxes in 2014 and 2015 and are eligible for reduced income taxes at a rate of 12.5% from 2016 through 2018. Beijing Magnificence is entitled to an income tax exemption in 2015 and 2016 followed by reduced income tax at a rate of 12.5% from 2017 through 2019. Beijing Jinghong is entitled to an income tax exemption in 2017 and 2018 followed by reduced income tax at a rate of 12.5% from 2019 through 2021.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation in April 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

In addition, the State Administration of Taxation issued a bulletin in August 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the State Administration of Taxation issued a bulletin in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules.

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

PRC Withholding Tax. According to the Double Taxation Arrangement (Hong Kong), effective in 2007, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued in 2008, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, effective in 2009, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Our wholly-owned Hong Kong subsidiaries, Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, own 100% of our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

PRC Business Tax and Value-Added Tax (VAT). The VAT reform program change the charge of sales tax from business tax to VAT for certain pilot industries, and was initially applied only to certain pilot industries in Shanghai and was extended to apply nationwide and to cover more additional industry sectors. On March 24, 2016, the Ministry of Finance and the State Administration promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax, or Circular No. 36, effective on May 1, 2016. On June 18, 2016, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax in the Policy of Reinsurance, Real Estate Leasehold and Non-degree Education, or Circular No. 68, in which the general taxpayers providing non-academic education services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%.

C.	Organizational Structure

Substantially all of our operations are conducted in China through contractual arrangements between our wholly-owned subsidiaries in China, New Oriental China (our variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly-owned subsidiaries that are currently parties to these contractual arrangements are Beijing Hewstone, Beijing Decision, Beijing Pioneer, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe, Beijing Magnificence and Beijing Jinghong. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Each of Beijing Pioneer, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe, Beijing Magnificence and Beijing Jinghong primarily engages in the educational software development business.

In addition, we have a wholly-owned subsidiary in China, Beijing Judgment Education & Consulting Co., Ltd., or Beijing Judgment, which holds the real estate properties on which certain of our schools are located. In September 2016, Beijing Judgment transfer all the equity interest it held in Beijing New Oriental Stars, a holding company for our two kindergartens, to Beijing Bright The Future Education & Technology Co., Ltd., a wholly-owned subsidiary of New Oriental China. Beijing Bright The Future Education & Technology Co., Ltd., also hold the equity interest in three kindergartens in Qingdao.

In 2013, Beijing Hewstone established a wholly-owned subsidiary in China, Beijing Sincerity, which holds our oversea study tour business.

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

(1)	Beijing Century Friendship Education Investment Co., Ltd is 80% owned by Mr. Michael Minhong Yu, our company’s founder and executive chairman, and 20% owned by Ms. Bamei Li, Mr. Yu’s mother.
(2)	Excluding Guangzhou Panyu Privately-Funded New Oriental Training Center, Guangzhou New Oriental School and Fuyang New Oriental Training School, which are separate legal entities but have been counted to our learning centers from the perspective of our internal management.
(3)	Consisting of various PRC companies operating our educational content and other technology development and distribution business, online education business and overseas studies consulting business in China, including Xuncheng Network. As part of an internal restructuring, we entered into a series of contractual arrangements with Xuncheng Network, its subsidiary and its shareholder during the fiscal year ended May 31, 2015. See “—C. Organizational Structure—Contractual Arrangements with Xuncheng Network, Its Subsidiary and Its Shareholder.”

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly-owned subsidiaries in China, and our variable interest entity(ies), their schools and subsidiaries and their shareholders. In the fiscal years ended May 31, 2015, 2016 and 2017, our variable interest entity(ies) contributed in aggregate 97.9%, 97.7% and 98.8%, respectively, of our total net revenues. New Oriental China is our variable interest entity which is directly wholly owned by Century Friendship, a PRC domestic company controlled by Mr. Michael Minhong Yu, our founder and executive chairman.

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

Pursuant to the five equity pledge agreements dated April 23, 2012 among New Oriental China, Century Friendship and five of our wholly-owned subsidiaries in China, namely Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Smart Wood, Century Friendship agreed to pledge its equity interests in New Oriental China to these five subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant principal agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of our wholly-owned subsidiaries in China. Upon the conclusion of the master exclusive service agreement on September 19, 2014 between Beijing Pioneer and New Oriental China, the list of principal agreements has been updated to include the master exclusive service agreement and the relevant service agreements. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the Haidian District, Beijing branch of the SAIC. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 agreements.

In February 2017, as part of our efforts to streamline the corporate structure, we removed Shanghai Smart Words as a party to the contractual arrangements with New Oriental China and its schools and subsidiaries and shareholder. The rights and obligations of Shanghai Smart Words under these contractual arrangements have been assumed by Beijing Decision. The April 2012 equity pledge agreements have been amended to reflect the foregoing change while the terms of these agreements remain unchanged. The equity pledges of Century Friendship under the amended agreements have been registered with the Haidian District, Beijing branch of the SAIC.

Exclusive Option Agreement. Exclusive option agreements were entered into by us and New Oriental China and the shareholders of New Oriental China on various dates, and amended on May 25, 2006. After the ten former shareholders of New Oriental China completed the transfer of all of their equity interests in New Oriental China to Century Friendship in early 2012, Century Friendship, as the sole shareholder of New Oriental China, executed a new option agreement with Shanghai Smart Words, one of our wholly-owned subsidiaries in China, and New Oriental China on April 23, 2012, replacing previous exclusive option agreements. On February 16, 2017, Beijing Decision entered into a new option agreement with Century Friendship and New Oriental China, replacing the previous option agreement dated April 23, 2012. Pursuant to the current option agreement, Century Friendship is obligated to sell to Beijing Decision, and Beijing Decision has an exclusive, irrevocable and unconditional right to purchase from Century Friendship, in its sole discretion, part or of all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China. In addition, Beijing Decision has an exclusive option to require Century Friendship to transfer all or part of Century Friendship’s equity interest in New Oriental China to another PRC person or entity designated by Beijing Decision at any time in its discretion. The purchase price to be paid by Beijing Decision will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

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

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2015, 2016 and 2017, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$179.5 million, US$149.3 million and US$269.2 million, respectively.

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

Net Revenues. In the fiscal years ended May 31, 2015, 2016 and 2017, we generated total net revenues of US$1,246.8 million, US$1,478.3 million and US$1,799.5 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 88.5%, 88.6% and 89.4% of our total net revenues in the fiscal years ended May 31, 2015, 2016 and 2017, respectively; and

•	books and others, which accounted for 11.5%, 11.4% and 10.6% of our total net revenues in the fiscal years ended May 31, 2015, 2016 and 2017, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, primary and secondary school education and online education. Revenues from language training courses and test preparation courses accounted for 83.4%, 83.8% and 83.9%, respectively, of our total net revenues in the fiscal years ended May 31, 2015, 2016 and 2017.

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

	For the Year Ended
(in thousands, except percentages)	2015		2016		2017
	US$	%	US$	%	US$	%
Net revenues	1,246,766	100.0	1,478,348	100.0	1,799,509	100.00
Operating costs and expenses:
Cost of revenues	(526,320)	(42.2)	(614,364)	(41.5)	(749,586)	(41.7)
Selling and marketing	(188,483)	(15.1)	(197,897)	(13.4)	(232,826)	(12.9)
General and administrative	(378,434)	(30.4)	(471,010)	(31.9)	(554,948)	(30.8)

Total operating costs and expenses	(1,093,237)	(87.7)	(1,283,271)	(86.8)	(1,537,360)	(85.4)

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

Share-based Compensation Expenses. In January 2006, we adopted the 2006 Share Incentive Plan, under which we are authorized to, starting from 2006, issue up to 8,000,000 common shares pursuant to awards (including options) granted to our employees, directors and consultants. The number of common shares available for grant under the 2006 Share Incentive Plan may be increased by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the plan administrator. Since the adoption of our 2006 Share Incentive Plan, we have granted options to purchase 15,826,000 common shares, of which 2,277,546 options to purchase common shares had been forfeited under our 2006 Share Incentive Plan. In addition, since the adoption of our 2006 Share Incentive Plan, we have granted a total of 8,608,671 non-vested equity shares under 2006 Share Incentive Plan. Our 2006 Share Incentive Plan expired in January 2016, but the expiration of our 2006 Share Incentive Plan does not affect the effectiveness of options granted prior to such expiration.

In January 2016, we adopted the 2016 Share Incentive Plan, under which we are authorized to issue up to 10,000,000 common shares pursuant to awards (including options) granted to our employees, directors and consultants. Since the adoption of our 2016 Share Incentive Plan, we have granted a total of 436,016 non-vested equity shares, all of which were granted in the fiscal year ended May 31, 2017, and of which 4,050 shares had been forfeited as of May 31, 2017.

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

	For the Year Ended
(in thousands, except percentages)	2015		2016		2017
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
General and administrative	15,689	100.0	16,810	100.0	20,287	100.0

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

In April 2016, we sold 51% equity interest in Beijing Dianshijingwei Technology Co., Ltd, or Dianshijingwei, one of our wholly-owned subsidiaries, to some of Dianshijingwei’s management, for a cash consideration of US$2.3 million, of which US$1.5 million had been collected as of May 31, 2016, and the remaining consideration was collected in June 2017. We recorded a gain of US$3.8 million from this disposal. After the disposal, we stopped consolidating Dianshijingwei and started to recognize our remaining investment in Dianshijingwei using the equity method as we retained the ability to exercise significant influence over Dianshijingwei.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Other than our primary and secondary schools, our operating entities in China are subject to a value-added tax (“VAT”) at varying rates ranging from 3% to 17% on their respective net revenues. Our operating entities in China used to be subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges. According to the then-in-effect Circular 111 and Circular 71 issued by the Ministry of Finance and the State Administration of Taxation on November 11, 2011 and July 31, 2012, respectively, the new enrollment system development services and other operating services provided by Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Smart Wood and Beijing Pioneer which were previously subject to business tax before the implementation of Circular No. 111 and Circular 71, have since become subject to value-added tax following the implantation of these two circulars. Pursuant to the same, the operating services provided by Beijing Joy Tend and Beijing Right Time, Beijing Top, Beijing Shenghe, Beijing Magnificence and Beijing Jinghong are also subject to value-added tax. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation promulgated Circular 37, which replaces Circular No. 111 and Circular 71 and expands such practice of replacing business tax with value-added tax to nationwide starting August 1, 2013. Following the change from business tax to value-added tax, the applicable tax rate for such services increased by 1%, from 5% up to 6%, while the tax payable amount of value-added tax relating to such services was the output tax amount in a tax period minus input tax amount in the same period. Pursuant to Circular 68 which was promulgated on June 18, 2016, our operating entities that provide non-academic education services are subject to a simple VAT collection method and apply for a 3% VAT rate since May 2016. VAT is reported as a deduction to revenue when incurred. Circular 37 and the subsequent relevant implementation measures and rules are relatively new, and the interpretation and enforcement of this circular and its implementation measures and rules involve uncertainties. To date, the practices instituted under the new circular have had no material adverse effect on the tax positions of our operating entities in China.

With regard to income tax, according to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of May 31, 2017, 22 of our schools elected as schools not requiring reasonable returns, 39 of our schools elected as requiring reasonable returns and the remaining schools were not classified or registered as companies. The implementation rules of the EIT Law provide certain conditions under which not-for-profit entities may be exempted from enterprise income tax. According to such conditions, our schools may not be entitled to income tax exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax starting from January 1, 2008, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax. Among our schools in the four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2017, three schools are subject to the standard 25% enterprise income tax rate and one school is not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2017.

Enterprises that qualify as “high and new technology enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. In December 2008, Beijing Hewstone and Beijing Decision and Xuncheng Network were recertified as “high and new technology enterprises” in Beijing, and Beijing Pioneer was added to this list in November 2015 and enjoyed a reduced tax rate of 15% starting January 2015. In December 2016, Beijing Smart Wood, was also certified as a “high and new technology enterprise. All of them are entitled to a 15% tax rate as long as they continue to qualify as high and new technology enterprises. The deferred tax balance of Beijing Hewstone, Beijing Decision, Beijing Pioneer and Xuncheng Network is calculated at a rate of 15%, as we expect them to continue to be qualified as “high and new technology enterprises.”

An enterprises that qualifies as a “software enterprise” is exempt from enterprise income tax for two years beginning from such enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Seven of our wholly-owned subsidiaries in China, Beijing Smart Wood, Beijing Joy Tend, Beijing Right Time, Beijing Top, Beijing Shenghe, Beijing Magnificence and Beijing Jinghong, are qualified as software enterprises. Beijing Smart Wood was entitled to an income tax exemption from in 2012 and 2013 followed by reduced income tax at a rate of 12.5% from 2014 through 2016. Beijing Right Time and Beijing Joy Tend were exempt from income taxes in 2013 and 2014 and are eligible for reduced income taxes at a rate of 12.5% through from 2015 through 2017. Beijing Top and Beijing Shenghe were exempt from income taxes in 2014 and 2015 and are eligible for reduced income taxes at a rate of 12.5% from 2016 through 2018. Beijing Magnificence is entitled to an income tax exemption in 2015 and 2016 followed by reduced income tax at a rate of 12.5% from 2017 through 2019. Beijing Jinghong is entitled to an income tax exemption in 2017 and 2018 followed by reduced income tax at a rate of 12.5% from 2019 through 2021.

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

In March 2015, we acquired 18% equity interest in Beijing Ainuoshida Education & Technology Co., Ltd., or Ainuoshida, for a total consideration of US$1,129. In December 2016, we acquired another 33% equity interest in Ainuoshida, for a total consideration of US$3,842. After the acquisition we owned totally 51% equity interest in Ainuoshida.

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

	For the Year Ended May 31,
(in thousands of US$)	2015	2016	2017
Net revenues:
Educational programs and services	1,102,974	1,309,339	1,608,954
Books and others	143,792	169,009	190,555
Total net revenues	1,246,766	1,478,348	1,799,509
Operating costs and expenses(1):
Cost of revenues	(526,320)	(614,364)	(749,586)
Selling and marketing	(188,483)	(197,897)	(232,826)
General and administrative	(378,434)	(471,010)	(554,948)
Total operating costs and expenses	(1,093,237)	(1,283,271)	(1,537,360)
Gain on disposal of subsidiaries	—	3,760	—
Operating income	153,529	198,837	262,149
Other income, net	66,947	68,447	68,560
Provision for income taxes	(26,221)	(37,531)	(50,624)
Loss from equity method investments	(1,537)	(4,425)	(3,289)
Net income	192,718	225,328	276,796
Net loss (gain) attributable to the noncontrolling interests	295	(444)	(2,339)
Net income attributable to New Oriental Education & Technology Group Inc.	193,013	224,884	274,457

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2015	2016	2017
General and administrative	15,689	16,810	20,287

Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016

Net Revenues. Our total net revenues increased by 21.7% from US$1,478.3 million for the fiscal year ended May 31, 2016 to US$1,799.5 million for the fiscal year ended May 31, 2017. This increase was due to the increased revenues from both educational programs and services as well as from books and others.

•	Educational Programs and Services. Net revenues from our educational programs and services increased by 22.9% from US$1,309.3 million for the fiscal year ended May 31, 2016 to US$1,608.9 million for the fiscal year ended May 31, 2017. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$1,238.6 million in the fiscal year ended May 31, 2016 to US$1,510.5 million in the fiscal year ended May 31, 2017. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 3.6 million in the fiscal year ended May 31, 2016 to over 4.8 million in the fiscal year ended May 31, 2017, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students and language training courses for children. Our total numbers of schools and learning centers were 77 and 778, respectively, as of May 31, 2017, compared to 66 and 682, respectively, as of May 31, 2016.

•	Books and Others. Net revenues from sales of books and other educational materials and services increased by 12.7% from US$169.0 million in the fiscal year ended May 31, 2016 to US$190.6 million in the fiscal year ended May 31, 2017, primarily due to the increased revenue of US$18.8 million from the overseas consulting business in the fiscal year ended May 31, 2017.

Operating Costs and Expenses. Our total operating costs and expenses increased by 19.8% from US$1,283.3 million in the fiscal year ended May 31, 2016 to US$1,537.4 million in the fiscal year ended May 31, 2017. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•	Cost of Revenues. Our cost of revenues increased by 22.0% from US$614.4 million in the fiscal year ended May 31, 2016 to US$749.6 million in the fiscal year ended May 31, 2017. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers during the fiscal year ended May 31, 2017.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 17.7% from US$197.9 million in the fiscal year ended May 31, 2016 to US$232.8 million in the fiscal year ended May 31, 2017. This increase was primarily due to the addition of over 500 new sales and marketing personnel during the fiscal year ended May 31, 2017.

•	General and Administrative Expenses. Our general and administrative expenses increased by 17.8% from US$471.0 million in the fiscal year ended May 31, 2016 to US$554.9 million in the fiscal year ended May 31, 2017. This increase was primarily due to an increase of US$56 million in human resources expenses and an increase of US$13.2 million in general operational expenses during the fiscal year ended May 31, 2017.

Other Income, Net. Our other income, net which primarily includes interest income, increased from US$68.4 million in the fiscal year ended May 31, 2016 to US$68.6 million in the fiscal year ended May 31, 2017.

Provision for Income Tax. Our income tax expense increased by 34.9% from US$37.5 million in the fiscal year ended May 31, 2016 to US$50.6 million in the fiscal year ended May 31, 2017. The increase was primarily due to higher income tax rate incurred in the fiscal year ended May 31, 2017.

Net Income. As a result of the foregoing, our net income for the fiscal year ended May 31, 2017 was US$276.8 million, compared to US$225.3 million for the fiscal year ended May 31, 2016.

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

Discussion of Segment Operations

During the year ended May 31, 2015, we identified six operating segments, including language training and test preparation, primary and secondary school education, online education, content development and distribution, pre-school education and overseas study consulting services. During the year ended May 31, 2016, we further separated study tour previously included in the overseas study consulting services as a separate operating segment. The seven operation segments for the years ended May 31, 2016 and 2017 are identified as language training and test preparation, primary and secondary school education, online education, content development and distribution, pre-school education, overseas study consulting services and study tour. Language training and test preparation and primary and secondary school education have been identified as reportable segments. Online education, content development and distribution, pre-school education, overseas study consulting services and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

Net revenues from our language training and test preparation courses accounted for 83.4%, 83.8% and 83.9%, respectively, of our total net revenues in the fiscal years ended May 31, 2015, 2016 and 2017. Net revenues from our primary and secondary school education accounted for 2.1%, 2.0% and 1.7%, respectively, of our total net revenues in the fiscal years ended May 31, 2015, 2016 and 2017. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course. We recognize revenues from school fees collected for enrollment in New Oriental China’s primary and secondary schools ratably over the corresponding academic year.

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

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands of US$)	2015	2016	2017
Net revenues of reportable segments:
Language training and test preparation courses	1,040,380	1,238,572	1,510,497
Primary and secondary education	26,735	30,011	30,782

Total net revenues of reportable segments	1,067,115	1,268,583	1,541,279

Total net revenues of our company	1,246,766	1,478,348	1,799,509
Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(442,994)	(516,370)	(623,364)
Primary and secondary education	(9,083)	(9,812)	(10,465)
Selling and marketing:
Language training and test preparation courses	(122,697)	(125,815)	(146,544)
Primary and secondary education	(1,039)	(744)	(1,347)
General and administrative:
Language training and test preparation courses	(245,315)	(296,686)	(363,949)
Primary and secondary education	(10,068)	(12,558)	(11,317)

Total operating costs and expenses of reportable segments	(831,196)	(961,985)	(1,156,986)

Total operating costs and expenses of our company	(1,093,237)	(1,283,271)	(1,537,360)

Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016

Net Revenues of Reportable Segments

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 22.0% from US$1,238.6 million for the fiscal year ended May 31, 2016 to US$1,510.5 million for the fiscal year ended May 31, 2017, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016—Net Revenues—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 2.6% from US$30.0 million for the fiscal year ended May 31, 2016 to US$30.8 million for the fiscal year ended May 31, 2017, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 20.7% from US$516.4 million for the fiscal year ended May 31, 2016 to US$623.4 million for the fiscal year ended May 31, 2017, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016—Operating Costs and Expenses—Cost of Revenues.”

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased from US$9.8 million for the fiscal year ended May 31, 2016 to US$10.5 million for the fiscal year ended May 31, 2017, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 16.5% from US$125.8 million for the fiscal year ended May 31, 2016 to US$146.5 million for the fiscal year ended May 31, 2017, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education decreased from US$0.7 million for the fiscal year ended May 31, 2016 to US$1.3 million for the fiscal year ended May 31, 2017.

General and Administrative Expenses

•	Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 22.7% from US$296.7 million for the fiscal year ended May 31, 2016 to US$363.9 million for the fiscal year ended May 31, 2017, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016—Operating Costs and Expenses—General and Administrative Expenses.”

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education decreased slightly from US$12.6 million for the fiscal year ended May 31, 2016 to US$11.3 million for the fiscal year ended May 31, 2017.

Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015

Net Revenues of Reportable Segments

•	Language Training and Test Preparation Courses. Net revenues from our language training and test preparation courses increased by 19.0% from US$1,040.4 million for the fiscal year ended May 31, 2015 to US$1,238.6 million for the fiscal year ended May 31, 2016, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015—Net Revenues—Educational Programs and Services.”

•	Primary and Secondary School Education. Net revenues from our primary and secondary school education increased by 12.3% from US$26.7 million for the fiscal year ended May 31, 2015 to US$30.0 million for the fiscal year ended May 31, 2016, primarily due to an increase in the number of students as we offered additional classes.

Operating Costs and Expenses of Reportable Segments

Cost of Revenues

•	Language Training and Test Preparation Courses. Cost of revenues for our language training and test preparation courses increased by 16.6% from US$443.0 million for the fiscal year ended May 31, 2015 to US$516.4 million for the fiscal year ended May 31, 2016, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015—Operating Costs and Expenses—Cost of Revenues.”

•	Primary and Secondary School Education. Cost of revenues for our primary and secondary school education increased from US$9.1 million for the fiscal year ended May 31, 2015 to US$9.8 million for the fiscal year ended May 31, 2016, primarily due to an increase in teaching fees paid to our teachers.

Selling and Marketing Expenses

•	Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 2.5% from US$122.7 million for the fiscal year ended May 31, 2015 to US125.8 million for the fiscal year ended May 31, 2016, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015—Operating Costs and Expenses—Selling and Marketing Expenses.”

•	Primary and Secondary School Education. Selling and marketing expenses for our primary and secondary school education decreased from US$1.0 million for the fiscal year ended May 31, 2015 to US$0.7 million for the fiscal year ended May 31, 2016.

General and Administrative Expenses

•	Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 20.9% from US$245.3 million for the fiscal year ended May 31, 2015 to US$296.7 million for the fiscal year ended May 31, 2016, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2016 Compared to Fiscal Year Ended May 31, 2015—Operating Costs and Expenses—General and Administrative Expenses.”

•	Primary and Secondary School Education. General and administrative expenses for our primary and secondary school education increased by 24.7% from US$10.1 million for the fiscal year ended May 31, 2015 to US$12.6 million for the fiscal year ended May 31, 2016, primarily due to an increase in salaries and welfare benefits for administrative staff.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2015, 2016 and 2017 were increases of 1.2%, 2.0% and 1.5%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.

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

Educational programs and services

Educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of business taxes, VAT and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in the fiscal years ended May 31, 2015, 2016 and 2017, respectively. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China and Xuncheng, our variable interest entities, and their schools and subsidiaries. We have, through our wholly-owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries, Xuncheng and its subsidiary, and their shareholders such that New Oriental China and its schools and subsidiaries, Xuncheng and its subsidiary (collectively the “VIEs”) are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China and Xuncheng. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China and Xuncheng is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs in consideration for the services provided by our wholly-owned subsidiaries in China. Accordingly, as the primary beneficiary of the VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements. In September 2015, the contractual arrangements with Xuncheng Network were terminated, subsequent to which we continued to consolidate Xuncheng Network through voting interest held by New Oriental China.

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

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Xuncheng Network and Its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2015, 2016 and 2017, the VIEs contributed in aggregate 97.9%, 97.7% and 98.8%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the VIEs primarily consist of our kindergarten programs and the leasing of our commercial property. As of the fiscal years ended May 31, 2016 and 2017, the VIEs accounted for an aggregate of 69.8% and 71.1%, respectively, of our total assets, and 93.7% and 94.6%, respectively, of our total liabilities. The assets not associated with the VIEs primarily consist of cash, investments and commercial property.

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

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. As of May 31, 2017, there was no contingent consideration outstanding.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We did not record impairment losses on our equity method investment during the years ended May 31, 2015, 2016 and 2017, respectively.

Cost Method Investments

For investee companies over which we do not have significant influence and a controlling interest, we carry the investment at cost and recognize as income any dividend received from distribution of the investee’s earnings.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. We did not record impairment losses on our cost method investment during the years ended May 31, 2015, 2016 and 2017, respectively.

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

We review our investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recognized no impairment charge for the years ended May 31, 2015 and 2016, respectively, and we recognized US$2,338 impairment charge for the year ended May 31, 2017.

Long-term held-to-maturity investment

The long-term held-to-maturity investment represents a trust guaranteed by a bank with the maturity of more than one year, which is stated at its amortized cost. As of May 31, 2017, the related balance was reclassified to long-term investment due to the maturity of the investment being less than one year.

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

We review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We recognized no impairment loss on long-lived assets for the years ended May 31, 2015, 2016 and 2017.

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

We assessed the qualitative factors to determine it is not more likely than not that the fair value of each reporting unit is less than its respective carrying amount. Impairment of goodwill were nil, nil, and $1.6 million during the years ended May 31, 2015, 2016 and 2017, respectively.

Recently Issued Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements regarding recent issued accounting pronouncements.

B. Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2017, we had US$641.0 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 191 new learning centers and closed 84 existing centers in fiscal year 2017. We plan to continue to add schools and learning centers in the future with a focus on opening new learning centers in fast growing, high profit margin cities. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2015	2016	2017
Net cash provided by operating activities	374,145	517,894	618,137
Net cash used in investing activities	(173,417)	(309,737)	(672,264)
Net cash provided by (used in) financing activities	(44,297)	5,503	9,349
Effect of foreign exchange rate changes	3,274	(35,749)	(23,413)
Net change in cash and cash equivalents	159,705	177,911	(68,191)

Cash and cash equivalents at beginning of period	371,593	531,298	709,209

Cash and cash equivalents at end of the period	531,298	709,209	641,018

Operating Activities

Net cash provided by operating activities amounted to US$618.1 million in the fiscal year ended May 31, 2017. Our net cash provided by operating activities in the fiscal year ended May 31, 2017 reflected net income of US$276.8 million, as adjusted by the reconciliation of certain non-cash items, including US$53.9 million in depreciation and US$20.3 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$237.6 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$35.8 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

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

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou and Yangzhou schools and equipment used in our operations, our investment in term deposits and short term investments. Net cash used in investing activities amounted to US$672.3 million in the fiscal year ended May 31, 2017, compared to US$309.7 million in the fiscal year ended May 31, 2016 and US$173.4 million in the fiscal year ended May 31, 2015.

Net cash used in investing activities in the fiscal year ended May 31, 2017 was primarily attributable to net purchase of short term held-to-maturity investments in the amount of US$522.8 million, long term available for sale investments in the amount of US$43.5 million and the purchase of property and equipment in the amount of US$105.7 million in connection with the expansion of our school network.

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

Financing Activities

Net cash provided by financing activities amounted to US$9.3 million in the fiscal year ended May 31, 2017, compared to net cash provided by financing activities of US$5.5 million in the fiscal year ended May 31, 2016 and net cash used in financing activities of US$44.3 million in the fiscal year ended May 31, 2015.

Net cash provided by financing activities in the fiscal year ended May 31, 2017 was primarily attributable to capital contribution from noncontrolling interests of US$8.8 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” for a summary of these contractual arrangements. In the fiscal year ended May 31, 2015, we entered into a series of contractual arrangements with Xuncheng Network, a then wholly-owned subsidiary of New Oriental China, its subsidiaries and its shareholder as part of an internal restructuring. Following a change in our restructuring strategy, these contractual arrangements were terminated in September 2015. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Xuncheng Network, Its Subsidiary and Its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2015, 2016 and 2017, our variable interest entity(ies) contributed in aggregate 97.9%, 97.7% and 98.8%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our variable interest entity(ies) primarily consist of our kindergarten programs and the leasing of our commercial property. As of May 31, 2016 and 2017, our variable interest entity(ies) accounted for an aggregate of 69.8% and 71.1%, respectively, of our total assets, and 93.7% and 94.6%, respectively, of our total liabilities. The assets not associated with our variable interest entity(ies) primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2016 and 2017, US$51.9 million and US$75.9 million, respectively, of these assets were denominated in U.S. dollars, and $317.6 million and US$441.2 million, respectively, of these assets were denominated in RMB.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our variable interest entity(ies), and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2015, 2016 and 2017, the total amount of service fees payable to our PRC subsidiaries from our variable interest entity(ies) under the service agreements was US$29.4 million, US$262.7 million and US$267.5 million, respectively. Conducting our operations through contractual arrangements with our variable interest entity(ies) entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our variable interest entity(ies), which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

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

Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with New Oriental China, the earnings and cash of New Oriental China and its schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2017, the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$488.6 million, and the net assets of our PRC subsidiaries and New Oriental China and its schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$1,192.4 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries and New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Capital Expenditures

The expansion of our network of schools, learning centers, O2O ecosystem and bookstores has required significant investment. Our capital expenditures were US$55.3 million, US$64.4 million and US$105.7 million in the fiscal years ended May 31, 2015, 2016 and 2017, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2017 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. , “New Oriental”, , and are registered trademarks in China and have been recognized as “well-known trademarks” ( ) in civil action adjudicated and/or administrative determination in China. We have also registered additional trademarks and logos, including “Pop Kids,” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.df.cn, www.neworiental.org, english.neworiental.org, and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.popkids.com.cn, www.youneng.com, www.ileci.com, www.okayzhihui.com, www.51zhishang.com, www.donut.cn, www.maxen.com.cn, www.51pigai.com and www.66xue.com.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2017 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2017:

	Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	843,222	204,996	342,392	207,223	88,611
Purchase and Leasehold Improvements Obligations(2)	19,697	19,697	—	—	—
Total	862,919	224,693	—	—	—

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	54	Executive Chairman
Chenggang Zhou	55	Director and Chief Executive Officer
Zhihui Yang	43	Chief Financial Officer
Louis T. Hsieh	53	Director
Robin Yanhong Li	48	Independent Director
Denny Lee	49	Independent Director
John Zhuang Yang	62	Independent Director

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

Mr. Louis Hsieh has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh currently serves as the chief financial officer at NIO (or NextEV). Previously, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from April 2004. From 2002 to 2003, Mr. Hsieh was a managing director for private equity firm Darby Asia Investors (HK) Limited. Prior to that, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG from 2000. Over the period from 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and is a member of the California bar. Mr. Hsieh also serves as an independent director of JD.com, Inc. (NASDAQ: JD), China’s leading online direct sales company, and Nord Anglia Education, Inc. (NYSE: NORD), the world’s leading premium schools organization. Mr. Hsieh has been appointed to serve on the board of Yum China Holdings, Inc. as an independent director following the spin-off of Yum China Holdings, Inc. from Yum! Brands, Inc., an NYSE-listed company, which is expected to occur after the close of business on October 31, 2016. Mr. Hsieh holds a B.S. degree in Industrial Engineering and Engineering Management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2017, we paid an aggregate of approximately US$1.7 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$130,000. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

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

The following table summarizes, as of September 23, 2017, the outstanding non-vested equity shares granted under our 2006 plan to several of our directors and executive officers.

Name	Common Shares Underlying Outstanding NES	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chenggang Zhou	*	†	2/6/2015	12/31/17
Zhihui Yang	*	†	2/6/2015	12/31/17
Louis T. Hsieh	*	†	10/19/2015	12/31/17

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares;

•	restricted shares, which are common shares issued to the grantee that are subject to transfer restrictions, right of first refusal, repurchase, forfeiture, and other terms and conditions as established by our plan administrator; and restricted share units, which may be earned upon the passage of time or the attainment of performance criteria and which may be settled for cash, common shares or other securities, or a combination of cash, common shares or other securities as established by our plan administrator;

•	share appreciation rights, which entitle the grantee the right to common shares or cash compensation measured by the appreciation in the value of common shares; and

•	dividend equivalent rights, which entitle the grantee to compensation measured by dividends paid with respect to common shares.

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

Vesting Schedule. In general, one-sixth of the common shares underlying the option will vest on each six-month anniversary of the vesting commencement date specified in the option award notice. The vesting will be suspended if the grantee’s leave of absence exceeds 90 days and will resume upon the grantee’s return to service to us. The vesting schedule of equity share awards is subject to the applicable award agreement.

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

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are, or have been within the past three years, also our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2017, our board held meetings or passed resolutions by unanimous written consent 13 times.

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

In the fiscal year ended May 31, 2017, the audit committee held meetings or passed resolutions by unanimous written consent three times, and also approved certain other matters together with the rest of the board members four times, including the audit committee’s approval of four quarterly earnings releases.

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

In the fiscal year ended May 31, 2017, the compensation committee passed resolutions by unanimous written consent once, and also approved certain matters together with the rest of the board members twice.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. John Zhuang Yang, Mr. Robin Yanhong Li and Mr. Denny Lee. Dr. Yang is the chairman of our nominating and corporate governance committee. All of the members of our nominating and corporate governance committee satisfy the “independence” requirements of Section 303A of NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance. In the fiscal year ended May 31, 2016, the nominating and corporate governance committee approved certain matters together with the rest of the board members once.

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

We had 25,826, 28,690 and 34,217 full time employees and 7,667, 7,993 and 8,767 contract teachers and staff as of May 31, 2015, 2016 and 2017, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 23, 2017.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	21,264,600	13.5
Chenggang Zhou	*	*
Zhihui Yang	*	*
Louis T. Hsieh	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	21,982,441	13.9
Principal Shareholders:
Tigerstep Developments Limited(5)	21,264,600	13.5
UBS Group AG.(6)	18,950,228	12.0
Schroder Investment Management.(7)	11,747,351	7.4
FIL Limited(8)	9,984,610	6.3
FMR LLC(9)	9,232,317	5.8
Oppenheimer Funds, Inc.(10)	9,194,942	5.8
Baillie Gifford & Co(11)	7,794,739	4.9

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 158,119,910, being the number of common shares outstanding as of September 23, 2017 and (ii) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after September 23, 2017 and the number of non-vested equity shares held by such person or group that will vest within 60 days after September 23, 2017.

(3)	Includes 21,264,600 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Bamei Li, mother of Michael Minhong Yu. Through a trust arrangement, Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Development Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)	Includes (i) common shares, (ii) common shares issuable upon exercise of all of the options that are exercisable within 60 days after September 23, 2017 and (iii) non-vested equity shares that will vest within 60 days after September 23, 2017 held by all of our directors and senior executive officers as a group.

(5)	Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Bamei Li, mother of Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

(6)	The number of common shares beneficially owned is as of May 3, 2017, as reported in a Schedule 13G filed by UBS Group AG on May 3, 2017 on behalf of the UBS Asset Management division. As set forth in the Schedule 13G, Schroder Investment Management has sole power to vote 10,937,288 common shares and shared power to dispose of 18,950,228 common shares. The business address of UBS Group AG is Bahnhofstrase 45, Zurich, Switzerland.

(7)	The number of common shares beneficially owned is as of December 31, 2016, as reported in a Schedule 13G filed by Schroder Investment Management North America Inc on February 9, 2017 on behalf of Schroder Investment Management Ltd, Schroder & Co Ltd, Schroder & Co (Asia) Ltd, Schroder & Co Bank AG, Schroder Investment Management (Hong Kong) Ltd, Schroder Investment Management North America Ltd and Schroder Investment Management (Singapore) Ltd (collectively “Schroder Investment Management”). As set forth in the Schedule 13G, Schroder Investment Management has shared power to vote and dispose of 11,747,351 common shares. Schroder Investment Management North America Inc disclaims the existence of a group. The business address of Schroder Investment Management North America Inc is 875 Third Ave, 22nd Floor, New York, NY 10022, USA.

(8)	The number of common shares beneficially owned is as of December 31, 2016, as reported in a Schedule 13G filed by FIL Limited on February 14, 2017. As set forth in the Schedule 13G, FIL Limited has sole power to vote 7,745,987 common shares and sole power to dispose of 9,984,610 common shares. The business address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

(9)	The number of common shares beneficially owned is as of December 31, 2016, as reported in a Schedule 13G filed by FMR LLC on February 14, 2017. As set forth in the Schedule 13G, FMR LLC has sole power to vote 653,837 common shares and sole power to dispose of 9,232,317 common shares. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210, USA.

(10)	The number of common shares beneficially owned is as of December 31, 2016, as reported in a Schedule 13G filed by OppenheimerFunds, Inc. on February 6, 2017. As set forth in the Schedule 13G, OppenheimerFunds, Inc. has shared power to vote and dispose of 9,194,942 common shares. The business address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281.

(11)	The number of common shares beneficially owned is as of March 10, 2017, as reported in a Schedule 13G filed by Baillie Gifford & Co on March 10, 2017. As set forth in the Schedule 13G, Baillie Gifford & Co has sole power to vote 3,360,196 common shares and sole power to dispose of 7,794,739 common shares. The business address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of September 23, 2017, we had 158,119,910 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 89% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our common shares in the United States.

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

Lease Arrangements with an Affiliate

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding (Tianjin) Co., Ltd., or Metropolis Holding. In February 2012, Fine Talent Holdings Limited, a British Virgin Islands company owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2017, twenty one of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2017, we accrued a total of US$6.8 million rent to Metropolis Holding. As of May 31, 2017, amounts due from Metropolis Holding were US$3.0 million, which represented prepaid rent and rental deposit.

Loans to Joint Ventures and Equity Method Long-Term Investee

As of May 31, 2017, the amount due from Beijing Haiwei Career Services Co., Ltd., or Haiwei Career, a joint venture 50% owned by our company, was US$4.0 million, representing non-interest bearing loans extended by us during the fiscal year ended May 31, 2017 to Haiwei Career to support its daily operation. All the loans are payable within one year.

As of May 31, 2017, the amount due from Weixue Mingri represented the non-interest bearing loans provided by us to support its daily operation and the outstanding loans were fully wrote off by us.

Transactions with Other Related Parties

During the fiscal year ended May 31, 2017, we recorded revenue in the amount of US$90 thousand from other related parties and recorded US$23 thousand expenses for services received from other related parties. As of May 31, 2017, we had US$772 thousand in aggregate due from other related parties and US$48 thousand in aggregate due to other related parties.

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

Dividend Policy

On April 17, 2012, our board of directors declared a special cash dividend in the amount of US$0.30 per ADS. The cash dividend was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012. The aggregate amount of cash dividends paid was US$47.0 million, which was funded by surplus cash on our balance sheet. On July 23, 2013, our board of directors declared a special cash dividend in the amount of US$0.35 per ADS. The cash dividend was paid on October 7, 2013 to shareholders of record at the close of business on September 6, 2013. The aggregate amount of cash dividends paid was US$54.5 million, which was funded by surplus cash on our balance sheet. On July 21, 2015, our board of directors declared a special cash dividend in the amount of US$0.4 per ADS. The cash dividend was paid in October 2015 to shareholders of record at the close of business on September 4, 2015. The aggregate amount of cash dividends paid was approximately US$62.7 million. On July 25, 2017, our board of directors declared a special cash dividend in the amount of US$0.45 per ADS. The cash dividend will be paid in October 2017 to shareholders of record at the close of business on September 6, 2017. The aggregate amount of cash dividends to be paid is approximately US$70.0 million.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2013	28.33	9.41
Fiscal year 2014	34.50	20.06
Fiscal year 2015	27.42	18.10
Fiscal year 2016	43.58	18.09
Fiscal Year 2017	76.18	38.11
Quarterly Highs and Lows
First Fiscal Quarter of 2016	26.46	18.09
Second Fiscal Quarter of 2016	30.98	18.22
Third Fiscal Quarter of 2016	33.56	27.40
Fourth Fiscal Quarter of 2016	43.58	30.01
First Fiscal Quarter of 2017	45.37	38.11
Second Fiscal Quarter of 2017	53.38	39.31
Third Fiscal Quarter of 2017	52.37	37.16
Fourth Fiscal Quarter of 2017	76.18	48.95
First Fiscal Quarter of 2018	86.88	69.91
Monthly Highs and Lows
March 2017	60.91	48.95
April 2017	68.52	58.47
May 2017	76.18	63.25
June 2017	83.21	69.91
July 2017	83.91	70.37
August 2017	86.88	74.66
September 2017 (through September 25)	94.30	80.59

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules that became effective on January 1, 2008, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the State Administration of Taxation issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. In addition, the State Administration of Taxation issued a bulletin on January 29, 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC enterprise shareholders by us, or the gain our non-PRC enterprise shareholders may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law.

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

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2017 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2017. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the United States Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$12.1 million in our interest income for the year ended May 31, 2017.

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

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB51.7 million in the value of our U.S. dollar denominated financial assets as of May 31, 2017.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2017, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2017.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2017 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of New Oriental Education & Technology Group Inc.

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entity and its schools and subsidiaries (collectively, the “Group”) as of May 31, 2017, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of May 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2017 of the Group and our report dated September 27, 2017 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, People’s Republic of China

September 27, 2017

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

	For the Year Ended May 31,
(in thousands of US$)	2016	2017
Audit fees(1)	2,116	2,013
Audit related fees(2)	—	—
Tax fees(3)	44	100
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.5	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

Exhibit Number	Description of Document

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6*	English Translation of Equity Pledge Agreement, dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd.

4.7*	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd.

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreement dated September 19, 2014 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 26, 2014)

4.9*	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd.

4.10*	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd.

4.11	English Translation of Option Agreement dated April 23, 2012 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.12	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment no. 2 to our annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.13*	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, by and between Beijing Pioneer and New Oriental China

4.14*	Termination Agreement, dated as of February 16, 2017, by and among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Shanghai Smart Words Software Technology Co., Ltd.

4.15*	English Translation of Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd.

4.16	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

Exhibit Number	Description of Document

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION &
TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name:	Chenggang Zhou
Title:	Chief Executive Officer

Date: September 27, 2017

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, variable interest entities and their schools and subsidiaries (collectively, the “Group”) as of May 31, 2016 and 2017, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2017. Our audits also included the financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2017, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of May 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 27, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

September 27, 2017

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2016	2017
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	709,209	641,018
Restricted cash	110	44
Term deposits	86,706	195,085
Short-term investments	819,229	1,312,942
Accounts receivable, net of allowance of US$408 and US$585 as of May 31, 2016 and 2017, respectively	3,747	3,343
Inventory, net	27,303	31,742
Prepaid expenses and other current assets, net	99,677	119,397
Amounts due from related parties, current	4,539	5,948
Long-term investments due within one year	118,816	16,743

Total current assets	1,869,336	2,326,262
Restricted cash, non-current	3,811	3,608
Property and equipment, net	237,698	282,800
Land use rights, net	3,906	3,668
Amounts due from related parties, non-current	1,741	1,748
Long-term deposit	14,901	24,023
Long-term prepaid rent	235	849
Intangible assets, net	2,618	4,005
Goodwill, net	10,545	14,083
Long-term investments, net	178,863	217,259
Deferred tax assets, non-current, net	24,341	28,858
Other non-current assets	6,839	17,816

Total assets	2,354,834	2,924,979

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$21,318 and US$24,138 as of May 31, 2016 and 2017, respectively)	21,395	24,258
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$192,332 and US$238,864 as of May 31, 2016 and 2017, respectively)	217,044	260,700
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$30,899 and US$40,306 as of May 31, 2016 and 2017, respectively)	32,806	51,045
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$29 and US$48 as of May 31, 2016 and 2017, respectively)	42	48
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$616,299 and US$833,932 as of May 31, 2016 and 2017, respectively)	646,903	866,630

Total current liabilities	918,190	1,202,681

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$1,432 and US$2,174 as of May 31, 2016 and 2017, respectively)	1,982	2,220

Total liabilities	920,172	1,204,901

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2016	2017
	US$	US$
Commitments and Contingencies (Note 18)
Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2016 and 2017; 158,379,387 shares issued as of May 31, 2016 and 2017; 157,439,397 and 157,687,444 shares outstanding as of May 31, 2016 and 2017, respectively)	1,584	1,584
Treasury stock	(9)	(7)
Additional paid-in capital	223,422	249,126
Statutory reserves	184,697	219,975
Retained earnings	931,930	1,171,109
Accumulated other comprehensive income	62,948	39,161

Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,404,572	1,680,948

Noncontrolling interests	30,090	39,130

Total equity	1,434,662	1,720,078

Total liabilities and equity	2,354,834	2,924,979

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data, or otherwise noted)

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
NET REVENUES
Educational programs and services	1,102,974	1,309,339	1,608,954
Books and others	143,792	169,009	190,555

Total net revenues	1,246,766	1,478,348	1,799,509
Operating costs and expenses
Cost of revenues	(526,320)	(614,364)	(749,586)
Selling and marketing	(188,483)	(197,897)	(232,826)
General and administrative	(378,434)	(471,010)	(554,948)

Total operating costs and expenses	(1,093,237)	(1,283,271)	(1,537,360)

Gain on disposal of subsidiaries	—	3,760	—

OPERATING INCOME	153,529	198,837	262,149

OTHER INCOME, NET
Interest income	66,605	66,861	61,445
Realized gain from long-term investments	—	—	7,086
Impairment loss from long-term investments	—	—	(2,338)
Miscellaneous income, net	342	1,586	2,367

Income before income taxes and loss from equity method investments	220,476	267,284	330,709

Benefit (Provision) for income taxes:
Current	(31,552)	(39,467)	(51,142)
Deferred	5,331	1,936	518

Provision for income taxes	(26,221)	(37,531)	(50,624)

Loss from equity method investments	(1,537)	(4,425)	(3,289)

Net income	192,718	225,328	276,796

Add: Net loss (income) attributable to noncontrolling interests	295	(444)	(2,339)

Net income attributable to New Oriental Education & Technology Group Inc.	193,013	224,884	274,457
Net income per share (Note 16)
- Basic	1.23	1.43	1.74
- Diluted	1.23	1.43	1.74

Weighted average shares used in calculating basic net income per share	156,438,606	156,782,439	157,551,320

Weighted average shares used in calculating diluted net income per share	157,302,174	157,391,686	157,986,394

Share-based compensation expense included in: General and administrative	15,689	16,810	20,287

Total	15,689	16,810	20,287

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data, or otherwise noted)

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
Net income	192,718	225,328	276,796

Other comprehensive income, net of tax
Foreign currency translation adjustment	12,006	(72,464)	(47,440)
Unrealized gain on available-for-sale investments, net of tax effect of nil, nil and US$3,762 for years ended May 31, 2015, 2016 and 2017, respectively	21,940	36,635	22,521

Other comprehensive income / (loss)	33,946	(35,829)	(24,919)

Comprehensive income	226,664	189,499	251,877
Less: comprehensive (loss) / income attributable to noncontrolling interests	(295)	1,172	1,207

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	226,959	188,327	250,670

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Statutory reserve	Retained earnings	Total New Oriental Education & Technology Group Inc shareholders’ equity	Noncontrolling Interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance at June 1, 2014	157,758,666	1,584	174,009	(6)	65,559	129,868	654,744	1,025,758	—	1,025,758
Reissuance of treasury stock for the exercises of employee share options	953,514	—	11,353	9	—	—	—	11,362	—	11,362
Reissuance of treasury stock for the vesting of non-vested equity shares	575,432	—	(6)	6	—	—	—	—	—	—
Share-based compensation expense	—	—	15,689	—	—	—	—	15,689	—	15,689
Transfer to statutory reserves	—	—	—	—	—	23,742	(23,742)	—	—	—
Share repurchase (a)	(2,800,849)	—	(59,392)	(28)	—	—	—	(59,420)	—	(59,420)
Net income	—	—	—	—	—	—	193,013	193,013	(295)	192,718
Foreign currency translation adjustment	—	—	—	—	12,006	—	—	12,006	—	12,006
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	21,940	—	—	21,940	—	21,940
Capital injection of noncontrolling interest	—	—	—	—	—	—	—	—	3,791	3,791

Balance at May 31, 2015	156,486,763	1,584	141,653	(19)	99,505	153,610	824,015	1,220,348	3,496	1,223,844
Reissuance of treasury stock for the exercises of employee share options	240,304	—	2,428	3	—	—	—	2,431	—	2,431
Reissuance of treasury stock for the vesting of non-vested equity shares	712,330	—	(7)	7	—	—	—	—	—	—
Share-based compensation expense	—	—	16,810	—	—	—	—	16,810	—	16,810
Transfer to statutory reserves	—	—	—	—	—	31,853	(31,853)	—	—	—
Dividend declared (b)	—	—	—	—	—	—	(62,668)	(62,668)	—	(62,668)
Equity restructuring of a subsidiary (c)	—	—	23,214	—	—	(766)	(22,448)	—	—	—
Net income	—	—	—	—	—	—	224,884	224,884	444	225,328
Foreign currency translation adjustment	—	—	—	—	(72,193)	—	—	(72,193)	(271)	(72,464)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	35,636	—	—	35,636	999	36,635
Capital injection of noncontrolling interest	—	—	39,579	—	—	—	—	39,579	28,919	68,498
Repurchase shares from noncontrolling interest	—	—	(255)	—	—	—	—	(255)	(3,497)	(3,752)

Balance at May 31, 2016	157,439,397	1,584	223,422	(9)	62,948	184,697	931,930	1,404,572	30,090	1,434,662
Reissuance of treasury stock for the exercises of employee share options	48,047	—	256	—	—	—	—	256	—	256
Reissuance of treasury stock for the vesting of non-vested equity shares	200,000	—	(2)	2	—	—	—	—	—	—
Share-based compensation expense	—	—	20,287	—	—	—	—	20,287	—	20,287
Transfer to statutory reserves	—	—	—	—	—	35,278	(35,278)	—	—	—
Net income	—	—	—	—	—	—	274,457	274,457	2,339	276,796
Foreign currency translation adjustment	—	—	—	—	(46,331)	—	—	(46,331)	(1,109)	(47,440)
Unrealized gain on available-for-sale investments, net of tax effect of US$3,762	—	—	—	—	22,544	—	—	22,544	(23)	22,521
Capital injection of noncontrolling interests and new noncontrolling interest recognized in an acquisition	—	—	5,163	—	—	—	—	5,163	7,833	12,996

Balance at May 31, 2017	157,687,444	1,584	249,126	(7)	39,161	219,975	1,171,109	1,680,948	39,130	1,720,078

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(In thousands, except share data)

(a)	On July 22, 2014, the Company’s board of directors authorized the repurchase of up to US$120,000 of the Company’s shares during the period from July 28, 2014 through March 31, 2015. 2,800,849 shares were repurchased in the year ended May 31, 2015.
(b)	On July 19, 2015, the Company declared a special cash dividend in the amount of US$0.4 per ADS. The aggregate amount of cash dividend paid was US$62,668, which was funded by retained earnings. The dividend was fully paid on October 7, 2015 to shareholders of record at the close of business on September 4, 2015.
(c)	In January 2016, Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”), a subsidiary of the Group, transformed from a limited liability company to a joint stock limited company. The Group’s accumulated retained earnings and statutory reserve related to Xuncheng were reclassified to additional paid-in-capital in the consolidation financials statements.

See accompanying notes to consolidated financial statements

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
Cash flows from operating activities
Net income	192,718	225,328	276,796
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	46,663	47,281	53,864
Amortization of intangible assets	607	1,122	1,419
Amortization of land use rights	116	112	106
Loss on disposal of property and equipment	2,904	2,061	1,747
Gain on disposal of subsidiaries	—	(3,760)	—
Goodwill impairment	—	—	1,682
Impairment loss from long-term investments	—	—	2,338
Realized gain from long-term investments	—	—	(7,086)
Share-based compensation expense	15,689	16,810	20,287
Allowance for doubtful accounts	680	904	486
Loss from equity method investments	1,537	4,425	3,289
Deferred income taxes	(5,548)	(1,936)	(518)
Changes in operating assets and liabilities
Accounts receivables	(2,096)	(187)	(75)
Prepaid expenses and other current assets	(22,503)	(7,711)	(14,796)
Inventory	(1,750)	(5,649)	(5,376)
Long-term deposit	(2,598)	(532)	(9,652)
Long term prepaid rent	668	169	(624)
Accounts payable	9,248	4,830	3,592
Accrued expenses and other current liabilities	11,120	47,945	35,774
Income taxes payable	7,607	7,878	18,529
Deferred revenue	117,086	179,583	237,635
Amounts due to related parties	1,994	(1,887)	8
Amounts due from related parties	3	1,108	(1,288)

Net cash provided by operating activities	374,145	517,894	618,137

Cash flows from investing activities
Restricted cash paid for establishing new schools and subsidiaries	(2,055)	(5,461)	(1,197)
Release of restricted cash for establishing new schools and subsidiaries	976	4,747	1,333
Investments in bank deposits maturing over three months	(32,703)	(64,540)	(130,000)
Settlement of bank deposits maturing over three months	62,924	42,603	18,836
Investments in short-term held-to-maturity investments	(943,476)	(1,112,172)	(1,343,198)
Settlement of short-term held-to-maturity investments	992,117	851,250	820,380
Purchase of property and equipment	(55,318)	(64,401)	(105,736)
Proceeds from disposal of property and equipment	1,738	1,310	2,807
Purchase of China Management Software Institute, net of cash acquired of US$68	(4,551)	—	—
Purchase of Qingdao Alice, net of cash acquired of US$2,306 (Note 3)	(10,623)	—	—
Purchase of Ainuoshida, net of cash acquired of US$2,499 (Note 3)	—	—	(908)
Payments for available-for-sale investments	(26,076)	(78,764)	(43,498)
Payments for equity method investments	(10,955)	(468)	(1,473)
Purchase of held-to-maturity investments	(145,415)	—	—
Settlement of held-to-maturity investments	—	115,178	112,200
Proceed from disposal of cost method investment	—	540	—
Loans provided to related parties	—	(2,575)	(1,810)
Proceeds from disposal of Beijing Dianshijingwei Technology Co.,Ltd (“Dianshijingwei”)	—	1,520	—
Proceeds from disposal of Boost Caring	—	1,496	—

Net cash used in investing activities	(173,417)	(309,737)	(672,264)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands)

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share option	11,332	2,176	542
Cash paid for shares repurchased	(59,420)	—	—
Cash paid for dividend	—	(62,668)	—
Capital contribution from noncontrolling interests	3,791	69,747	8,807
Repurchase shares from noncontrolling interests	—	(3,752)	—

Net cash (used in) provided by financing activities	(44,297)	5,503	9,349

Effects of exchange rate changes	3,274	(35,749)	(23,413)

Net change in cash and cash equivalents	159,705	177,911	(68,191)

Cash and cash equivalents at beginning of year	371,593	531,298	709,209

Cash and cash equivalents at end of year	531,298	709,209	641,018

Supplement disclosure of cash flow information
Income taxes paid	23,896	32,037	36,665

Non-cash investing and financing activities:
Payable for purchase of property and equipment	7,433	11,953	21,445
Payable for long term available-for-sale investment	1,452	—	—

See accompanying notes to consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

New Oriental Education & Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands. The Company, its wholly owned subsidiaries and its variable interest entities, New Oriental Education & Technology Group Co., Ltd. (“New Oriental China”) and its schools and subsidiaries and Xuncheng and its subsidiary (collectively, the “VIEs”), are collectively referred to as the “Group”.

The Group provides educational services in the People’s Republic of China (the “PRC”) primarily under the “New Oriental” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour.

As of May 31, 2017, details of the Company’s subsidiaries, variable interest entity and its schools and subsidiaries were as follows:

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Subsidiaries of the Company:

Beijing Right Time Technology Company Limited (“Beijing Right Time”)	January 31, 2013	PRC	100%	Educational consulting and software development

Beijing Sincerity Technology Company Limited (“Beijing Sincerity”)	April 12, 2013	PRC	100%	Educational consulting and software development

Beijing Magnificence Technology Company Limited (“Beijing Magnificence”)	November 1, 2013	PRC	100%	Educational consulting and software development

Beijing Top Technology Company Limited (“Beijing Top”)	November 13, 2013	PRC	100%	Educational consulting and software development

Beijing Shenghe Technology Company Limited (“Beijing Shenghe”)	May 27, 2014	PRC	100%	Educational consulting and software development

Beijing Jinghong Software Technology Company Limited (“Beijing Jinghong”)	September 18, 2016	PRC	100%	Educational consulting and software development

Beijing New Oriental Walkite International Travel Co., Ltd.	May 22, 2012	PRC	100%	Consulting

Walkite International Academy Co., Ltd.	March 16, 2015	U.K.	100%	Consulting

Beijing New Road Information Consulting Services Co., Ltd. (“New Road”)	March 6, 2015	PRC	51%	Consulting

Walkite International Academy (U.S.A.) Co., Ltd.	April 13, 2015	U.S.A.	100%	Consulting

Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational Consulting

Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational Consulting

Abundant State Limited (“Abundant”)	March 20, 2013	BVI	100%	Educational Consulting

Koolearn Holding Limited (“Koolearn HK”)	June 21, 2013	Hong Kong	100%	Educational Consulting

New Oriental Vision Overseas Consulting Australia Pty Ltd.	January 25, 2017	Australia	100%	Consulting

Variable interest entity of the Company:

New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity

Shiyan New Oriental School	May 23, 2011	PRC	N/A	Language education

Quanzhou Fengze District New Oriental Education Training School	June 26, 2015	PRC	N/A	Language education

Wenzhou New Oriental School	August 14, 2015	PRC	N/A	Language education

Weifang New Oriental Training School	October 10, 2015	PRC	N/A	Language education

Shanghai New Oriental Education & Training Company Limited	September 15, 2015	PRC	N/A	Language education

Zhuhai Xiangzhou District New Oriental Training Centre	December 11, 2015	PRC	N/A	Language education

Yangzhou Guangling District New Oriental Training Centre	March 24, 2016	PRC	N/A	Language education

Jinzhou New Oriental Training School	April 19, 2016	PRC	N/A	Language education

Baoding Jingxiu District New Oriental Training School	July 8, 2016	PRC	N/A	Language education

Taian New Oriental School	September 9, 2016	PRC	N/A	Language education

Chongqing Yongchuan District New Oriental Training School	September 25, 2016	PRC	N/A	Language education

Yantai Zhifu District New Oriental Foreign LanguageTraining School	November 11, 2016	PRC	N/A	Language education

Kaifeng New Oriental Education Information Consulting Co., Ltd.	October 31, 2016	PRC	N/A	Language education

Beijing Shengdeweixin Education & Technology Co., Ltd.	November 22, 2016	PRC	N/A	Language education

Cangzhou Yunhe District New Oriental Education Training School	November 29, 2016	PRC	N/A	Language education

Qinghuangdao Haigang District New Oriental Training School	January 17, 2017	PRC	N/A	Language education

Zhangzhou Development Zone New Oriental Education Training School	March 22, 2017	PRC	N/A	Language education

Anyang Beiguan District New Oriental Education Training School	May 16, 2017	PRC	N/A	Language education

Nanyang New Oriental Education Training Co., Ltd.	April 19, 2017	PRC	N/A	Language education

Handan Congtai District New Oriental Training School	April 27, 2017	PRC	N/A	Language education

Beijing Shuangshi Oriental Education & Technology Co., Ltd.	April 27, 2017	PRC	N/A	Educational consulting

Changchun Tongwen Gaokao Training School (“Tongwen Gaokao”)	October 27, 2008	PRC	N/A	College admission examination training

Changchun Tongwen Senior High School (“Tongwen High Schiool”)	October 27, 2008	PRC	N/A	Primary secondary school education

China Management Software Institute (“CMSI”)	September 1, 2012	PRC	N/A	Higher education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	N/A	Primary secondary school education

Yangzhou Guangling District New Oriental Kindergarten of Stars (“Yangzhou Kindergarten”)	August 26, 2014	PRC	N/A	Kindergarten

Beijing Changping New Oriental Foreign Language School (“Changping school”)	July 19, 2010	PRC	N/A	Primary secondary school education

Beijing New Oriental Dogwood Cultural Communications Co., Ltd.	May 16, 2003	PRC	N/A	Sales of educational materials and products

Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd.	March 2, 2004	PRC	N/A	Sales of educational materials and products

Chengdu New Oriental Dogwood Bookstore Products Co., Ltd.	January 18, 2004	PRC	N/A	Sales of educational materials and products

Chongqing New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	February 25, 2004	PRC	N/A	Sales of educational materials and products

Guangzhou Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 11, 2003	PRC	N/A	Sales of educational materials and products

Wuhan New Oriental Dogwood Bookstore & Audio- Visual Products Co., Ltd.	December 16, 2003	PRC	N/A	Sales of educational materials and products

Xi’an New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	June 3, 2003	PRC	N/A	Sales of educational materials and products

Shanghai Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 28, 2003	PRC	N/A	Sales of educational materials and products

Changchun New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	October 8, 2005	PRC	N/A	Sales of educational materials and products

Ha’er Bin New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	March 13, 2006	PRC	N/A	Sales of educational materials and products

Taiyuan New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	July 12, 2006	PRC	N/A	Sales of educational materials and products

Hangzhou Dogwood Bookstore Products Co., Ltd.	July 25, 2007	PRC	N/A	Sales of educational materials and products

Nanchang Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 14, 2007	PRC	N/A	Sales of educational materials and products

Kunming Dogwood Bookstore & Audio-Visual Products Co., Ltd.	November 21, 2007	PRC	N/A	Sales of educational materials and products

Dalian New Oriental Dogwood Bookstore & Audio-Visual Products Co., Ltd.	March 25, 2008	PRC	N/A	Sales of educational materials and products

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Lanzhou New Oriental Dogwood Bookstore & Audio- Visual Products Co., Ltd.	October 28, 2008	PRC	N/A	Sales of educational materials and products

Suzhou New Oriental Dogwood Bookstore & Audio- Visual Products Co., Ltd.	June 1, 2010	PRC	N/A	Sales of educational materials and products

Xuzhou New Oriental Dogwood Bookstore & Audio- Visual Products Co., Ltd.	September 29, 2010	PRC	N/A	Sales of educational materials and products

Urumqi Dogwood Bookstore & Audio-Visual Products Co., Ltd.	September 13, 2011	PRC	N/A	Sales of educational materials and products

Hohhot Dogwood Bookstore & Audio-Visual Products Co., Ltd.	February 7, 2012	PRC	N/A	Sales of educational materials and products

Zhuhai New Oriental Dogwood Bookstore & Audio- Visual Products Co., Ltd.	September 28, 2016	PRC	N/A	Sales of educational materials and products

Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Consulting

Shanghai Vision Overseas Service Co., Ltd.	March 24, 2011	PRC	N/A	Consulting

Shandong New Oriental Vision Overseas Consultancy Co., Ltd.	September 8, 2011	PRC	N/A	Consulting

Shanxi New Oriental Vision Overseas Consultancy Co., Ltd.	April 22, 2014	PRC	N/A	Consulting

Fujian New Oriental Vision Overseas Consultancy Co., Ltd.	May 13, 2014	PRC	N/A	Consulting

Guangdong Vision Overseas Consultancy Co., Ltd.	May 29, 2014	PRC	N/A	Consulting

Xinjiang New Oriental Vision Overseas Consultancy Co., Ltd.	July 9, 2014	PRC	N/A	Consulting

Shaanxi New Oriental Vision Overseas Consultancy Co., Ltd.	January 23, 2015	PRC	N/A	Consulting

Tianjin New Oriental Vision Overseas Consultancy Co., Ltd.	May 13, 2015	PRC	N/A	Consulting

Inner Mongolia New Oriental Vision Overseas Consultancy Co., Ltd.	May 29, 2015	PRC	N/A	Consulting

Liaoning New Oriental Vision Overseas Consultancy Co., Ltd.	June 10, 2015	PRC	N/A	Consulting

New Oriental Vision Overseas Consulting (U.K.) Ltd.	June 10, 2015	U.K.	N/A	Consulting

Gansu New Oriental Vision Overseas Consultancy Co., Ltd.	May 15, 2015	PRC	N/A	Consulting

Qingdao New Oriental Vision Overseas Consultancy Co., Ltd.	August 20, 2015	PRC	N/A	Consulting

Hunan New Oriental Vision Overseas Consultancy Co., Ltd.	November 3, 2015	PRC	N/A	Consult ing

Beijing New Oriental Vision Overseas Service Co., Ltd.	February 24, 2016	PRC	N/A	Consulting

Beijing Ainuoshida Education & Technology Co., Ltd and its subsidiaries	September 24, 2014	PRC	N/A	Consulting

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Date of incorporation or establishment	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Schools and subsidiaries of New Oriental China:

Beijing New Oriental Dogwood Advertisement Co., Ltd. (“Dogwood Advertisement”)	January 20, 2004	PRC	N/A	Advertising

Beijing New Oriental Xuncheng Network Technology Co., Inc.Ltd. (c)	March 11, 2005	PRC	N/A	On-line education

Beijing New Oriental Kuxuehuisi Network Technology Co., Ltd.	February 1, 2013	PRC	N/A	On-line education

Beijing DongFangYouBo Network Technology Co., Ltd.	June 23, 2016	PRC	N/A	On-line education

Leci Internet Technology (Beijing) Company Limited (“Leci Internet”)	February 11, 2014	PRC	N/A	Educational consulting and software development

Beijing Dongfangzhuoyong Investment Management Co., Ltd.	April 29, 2014	PRC	N/A	Investment management

Ningbo Meishan Bonded Port Area Hexin Oriental Asset Management Co., Ltd.	April 28, 2017	PRC	N/A	Asset management

Beijing New Oriental MEGAWAY Education & Consulting Co., Ltd.	March 4, 2015	PRC	N/A	Educational consulting

Beijing Aixuehuisi Education & Technology Co., Ltd.	January 6, 2015	PRC	N/A	Technology

Beijing Fishpond Software Technology Co., Ltd.	November 24, 2015	PRC	N/A	Technology

Beijing Bright the Future Education & Technology Co., Ltd.	July 18, 2016	PRC	N/A	Consulting

Beijing New Oriental Stars Education & Consulting Co., Ltd (“Stars”)	July 11, 2007	PRC	N/A	Kindergarten

Beijing Chao Yang District Kindergarten of Stars (“ChaoYang Kindergarten”)	November 20, 2007	PRC	N/A	Kindergarten

Nanjing Yuhuatai District New Oriental Kindergarten of Stars (“Nanjing Kindergarten”)	April 10, 2009	PRC	N/A	Kindergarten

Qingdao Alice Education & Technology Company Limited (“Qingdao Alice “)	August 21, 2014	PRC	N/A	Kindergarten

Qingdao Laoshan District Happy Alice Kindergarten (“Laoshan Alice”)	December 4, 2014	PRC	N/A	Kindergarten

Qingdao Happy Alice Kindergarten (“Qingdao Happy Alice”)	November 29, 2005	PRC	N/A	Kindergarten

Qingdao Chengyang District Happy Alice Kindergarten (“Chengyang Alice”)	October 30, 2014	PRC	N/A	Kindergarten

Beijing Chao Yang District Taiyanggong Kindergarten of Stars (“Taiyanggong Kindergarten”)	January 20, 2017	PRC	N/A	Kindergarten

(a)	Guangzhou School and Guangzhou Panyu School were established in the year ended May 31, 2014. Although they are separate legal entities, from the perspective of the Group’s internal management, they together with Guangzhou Haizhu School are considered as one school since they are operated by the same local management in Guangzhou.
(b)	Although the Fuyang School is a separate legal entity, from the perspective of the Group’s internal management, Fuyang School and Hangzhou School are considered as one school since they are operated by the same local management in Hangzhou.
(c)	The contractual agreements between Xuncheng, New Oriental China and Chongshengdongfang were terminated in September 2015.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside of China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside of China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with its VIEs, New Oriental China and its schools and subsidiaries and Xuncheng and its subsidiary. Since the operations of New Oriental China and the schools and Xuncheng and its subsidiary are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates New Oriental China, its schools and subsidiaries, Xuncheng and its subsidiary as disclosed. Therefore, the Company aggregates the disclosures related to New Oriental China, New Oriental China’s schools and subsidiaries, and Xuncheng and its subsidiary as variable interest entities and referred to them as “the VIEs” in the Company’s consolidated financial statements. The VIEs hold the requisite licenses and permits necessary to conduct the Company’s education business. In addition, the VIEs hold leases and other assets necessary to operate the Company’s schools and learning centers, employ teachers and generate substantially all of the Company’s revenues.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries – continued

Service agreements. There are four types of service agreements: (i) trademark license agreements, (ii) new enrollment system development service agreements, (iii) other operating service agreements, and (iv) sale of educational software agreements.

(i)	Trademark license agreements. Pursuant to the trademark license agreement dated May 13, 2006 between the Company as the licensor and New Oriental China as the licensee, the Company has licensed the trademarks to New Oriental China for its use in China. The Company has also allowed New Oriental China to enter into sub-license agreements with its schools and subsidiaries pursuant to which each of the schools and subsidiaries may use the trademarks in China by paying license fees. This license is valid from May 14, 2006 to December 31, 2050, subject to the renewal every ten years upon the expiration of the trademark registration.

(ii)	New enrollment system development service agreements. Beijing Decision has entered into new enrollment system development service agreements with the schools of New Oriental China, under which Beijing Decision agreed to provide new enrollment system development and regular maintenance services to those schools of New Oriental China for a fee equal to the applicable fee rate multiplied by the number of new student enrollments. These agreements can be renewed by both parties to the agreements.

(iii)	Other operating service agreements. Pursuant to operating service agreements between certain WFOEs and the schools or the subsidiaries of New Oriental China, the WFOEs have agreed to provide certain operating services to the schools or the subsidiaries of New Oriental China for fees that are calculated based on a percentage, ranging from 2.0% to 6.0%, of respective revenues of each of the schools and subsidiaries. A majority of these agreements provide unlimited two-year or five-year automatic renewal without consent of the WFOEs. The remaining agreements can be renewed by both parties to the agreements.

(iv)	Sale of educational software agreements. Eight WFOEs, namely Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood, Beijing Joy Tend, Beijing Magnificence, Beijing Top, Beijng Shenghe and Beijing Jinghong, entered into agreements whereby the WFOEs sells various self-developed educational software to the schools or subsidiaries of New Oriental China. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms, and schools and subsidiaries of New Oriental China cannot terminate the agreements without the consent of the WFOEs in China.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

In February 2017, as part of our efforts to streamline the corporate structure, the Group removed Shanghai Smart Words as a party to the contractual arrangements with New Oriental China and its schools and subsidiaries and shareholder. The rights and obligations of Shanghai Smart Words under these contractual arrangements have been assumed by Beijing Decision. The April 2012 equity pledge agreements have been amended to reflect the foregoing change while the terms of these agreements remain unchanged. The equity pledges of Century Friendship under the amended agreements have been registered with the Haidian District, Beijing branch of the SAIC.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries – continued

On February 16, 2017, Beijing Decision entered into a new option agreement with Century Friendship and New Oriental China, replacing the previous option agreement dated April 23, 2012. Pursuant to the current option agreement, Century Friendship is obligated to sell to Beijing Decision, and Beijing Decision has an exclusive, irrevocable and unconditional right to purchase from Century Friendship, in its sole discretion, part or of all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China. In addition, Beijing Decision has an exclusive option to require Century Friendship to transfer all or part of Century Friendship’s equity interest in New Oriental China to another PRC person or entity designated by Beijing Decision at any time in its discretion. The purchase price to be paid by Beijing Decision will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

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

VIE Arrangements between Xuncheng and the Company’s subsidiary

During the fiscal year ended May 31, 2015, Beijing Chongshengdongfang Network Technology Co., Ltd. (“Chongshengdongfang”), a PRC subsidiary of the Company entered into a series of contractual arrangements (the “Xuncheng VIE Agreements”) with New Oriental China and Xuncheng, a subsidiary of New Oriental China that engages in internet content services as the Internet Content Provider (“ICP”). The Xuncheng VIE Agreements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of Xuncheng, and (2) receive the economic benefits of Xuncheng that could be significant to Xuncheng. Accordingly, the Company is considered the primary beneficiary of Xuncheng. The terms of Xuncheng VIE Agreements are substantially the same as those signed between New Oriental China and the Company’s PRC subsidiaries.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is only one of the beneficial shareholders of the company, holding 13.5% of the total common shares outstanding as of May 31, 2017. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

VIE Arrangements between Xuncheng and the Company’s subsidiary - continued

Risks in relation to the VIE structure - continued

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and VIEs in the Group:

	As of May 31,
	2016	2017
	US$	US$
Total current assets	1,262,811	1,590,750
Total non-current assets	381,262	488,709

Total assets	1,644,073	2,079,459

Total current liabilities	860,877	1,137,288
Total non-current liabilities	1,432	2,174

Total liabilities	862,309	1,139,462

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
Net revenues	1,221,101	1,443,851	1,777,864
Net income	265,485	313,828	333,456
Net cash provided by operating activities	357,893	450,848	450,196
Net cash used in investing activities	(167,847)	(286,235)	(459,532)
Net cash provided by financing activities	—	69,747	8,807

The VIEs contributed an aggregate of 97.9%, 97.7% and 98.8% of the consolidated net revenues for the years ended May 31, 2015, 2016 and 2017, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the leasing of its commercial property. As of the fiscal years ended May 31, 2016 and 2017, the VIEs accounted for an aggregate of 69.8% and 71.1%, respectively, of the consolidated total assets, and 93.7% and 94.6%, respectively, of the consolidated total liabilities. The assets were not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ schools and subsidiaries. The Company and its WFOEs have entered into contractual arrangements with the VIEs and its shareholder, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include purchase price allocation relating to the business acquired, the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment, impairment of goodwill, impairment of long-term investments, fair value of long-term available-for-sale investments, allowance for doubtable accounts and share-based compensation. Actual results could differ from those estimates.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

Short term investments consist mostly of held-to-maturity investments with the maturity of less than one year. The Group’s short-term held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidated statement of operation.

Restricted cash

Restricted cash represents Renminbi (“RMB”) deposits in bank accounts as deposits for establishing new schools and subsidiaries. Restricted cash is classified as either current or non-current based or when the funds will be released in accordance with the terms of the respective agreement.

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

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2016	2017
	US$	US$
Beginning balance	801	408
Charge during the year	235	354
Written-off	(628)	(177)

Ending balance	408	585

Inventory

Inventories of the Group are mainly consisted of books. Inventories are stated at the lower of cost or net realizable value.

Land use rights

Land use rights are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificate, from 38.5 to 50 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record impairment losses on long-lived assets during the years ended May 31, 2015, 2016 and 2017.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill – continued

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

An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group recognized nil, nil and US$1,682 impairment loss on goodwill during the years ended May 31, 2015, 2016 and 2017.

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments, available-for-sale investments and held-to-maturity investments.

(a)	Cost Method Investments

For investee companies over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognizes as income any dividend received from distribution of the investee’s earnings.

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

The Group estimated the fair value of these investee companies based on the discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group’s intent and ability to hold such investment. The Group recorded US$2, nil and nil impairment losses on its cost method investments during the years ended May 31, 2015, 2016 and 2017, respectively.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

(b)	Equity Method Investments - continued

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company did not record impairment losses on its equity method investment during the years ended May 31, 2015, 2016 and 2017, respectively.

(c)	Available-for-sale Investments

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

The Group reviews its investments for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Company recorded nil, nil and US$2,338 impairment losses on its available-for-sale investments during the years ended May 31, 2015, 2016 and 2017, respectively.

(d)	Long-term Held-to-maturity Investments

The Group’s long-term held-to-maturity investment represents a trust guaranteed by a bank with the maturity of more than one year, which is stated at its amortized cost. As of May 31, 2017, the related balance was all collected.

Value added tax (“VAT”)

Pursuant to the PRC tax laws, in case of any product sales, generally the VAT rate is 3% of the gross sales for small scale VAT payer and 17% of the gross sales for general VAT payer. Most of the subsidiaries of the Company are deemed as general VAT payer for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Group’s consolidated financial statements.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added tax (“VAT”) – continued

Since May 2016, in accordance with Cai Shui [2016] No. 68, the non-academic educational programs and services in short-term training schools are subject to a simple VAT collection method and apply for a 3% VAT rate. Therefore, the Group’s non-academic educational programs and services in short-term language training schools which were previously subject to business tax are now subject to VAT.

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is reported net of business taxes, VAT and refunds. Business tax and VAT amounted to US$45,664 and US$52,993 for the years ended May 31, 2015 and 2016, respectively. Subsequent to May 2016, the Group no longer incurred business taxes. The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, primary and secondary school education and college admission examination retaking training services. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of business taxes, VAT and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in the fiscal years ended May 31, 2015, 2016 and 2017, respectively. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

Advertising costs

The Group expenses advertising costs as they incurred them. Total advertising expenses were US$38,295, US$39,753 and US$41,498, for the years ended May 31, 2015, 2016 and 2017, respectively, and have been included as part of selling and marketing expenses.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$1,230, US$494 and US$1,325, for the years ended May 31, 2015, 2016 and 2017, respectively.

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

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$747,762 and US$762,895 as of May 31, 2016 and 2017, respectively.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when valuing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls on is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

Measured fair value on a recurring basis

The Group measured its financial assets and liabilities primarily including available-for-sale securities at fair value on a recurring basis as of May 31, 2016 and 2017.

As of May 31, 2016 and 2017, the available-for-sale investments recorded in long-term investments include redeemable preferred shares, common shares of two listed companies, convertible bond and assets management plan and trust (Refer to Note 12). Those are measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition and are as follows:

	May 31, 2016
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Available for sales investments:

Common Shares	15,945	—	—	15,945
Redeemable preferred shares	—	42,263	69,873	112,136
Convertible bond	—	12,310	—	12,310
Asset management plan and trust	—	23,413	—	23,413

Total	15,945	77,986	69,873	163,804

	May 31, 2017
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Available for sales investments:

Common Shares	36,406	—	—	36,406
Redeemable preferred shares	—	30,669	123,029	153,698
Asset management plan and trust	—	7,486	—	7,486

Total	36,406	38,155	123,029	197,590

The Company measured the fair value of its investments in common shares using the market approach based on the quoted stock price of its investee in the active market and has classified it as level 1 measurement.

The Company measured the fair value of its convertible bond and asset management plan and trust based on the respective principal and expected returns and has classified those as level 2 measurement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Redeemable preferred shares do not have a quoted market rate. For those, the Company measured their fair value based on recent transactions or based on the market approach or income approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms or a recent transaction agreed by the Company and the investee and has been classified as level 2 measurement. When no recent transactions are available, a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning on sale, discount of lack of marketability, investee’s time to IPO as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

The Group did not have any transfers between Level 1 and Level 2 fair value measurements during the periods presented. During the years ended May 31, 2016 and 2017, the Group transferred several redeemable preferred shares from level 2 to level 3 for a total of US$63,881 and US$31,505 respectively as the Company changed its fair value measurement for those investees. Specifically, the Company changed its measurement method from recent transactions to a market approach or income approach described in the previous paragraph to determine the investment’s fair value as no recent transactions were available as of May 31, 2016 and 2017.

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

Available-for-sale investments
US$
Balance at June 1, 2015	—
Transfer from level 2 fair value measurements	63,881
Initial recognition	2,844
Unrealized gain	3,148

Balance at May 31, 2016	69,873

Transfer from level 2 fair value measurements	31,505
Initial recognition	—
Unrealized gain	21,651

Balance at May 31, 2017	123,029

Measured fair value on a nonrecurring basis

Goodwill and other intangible assets are measured at fair value on a nonrecurring basis when an impairment is recognized.

The Group measured goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measured acquired intangible assets using the income approach—discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions for the years ended May 31, 2015, 2016 and 2017. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group recognized nil, nil and US$1,682 of impairment loss related to goodwill for the years ended May 31, 2015, 2016 and 2017, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits, short-term held-to-maturity investments, accounts receivable, amount due from/to related parties, long-term investments within one year, available-for-sale investments, long-term held-to-maturity investment and accounts payable. Available-for-sale investments are carried at fair value. The carrying amounts of cash and cash equivalents, restricted cash, term deposits, short-term held-to-maturity investments, accounts receivable, amount due from/to related parties, and accounts payable approximate their fair values due to the short-term maturities of these instruments. Long-term held-to-maturity investment is stated at its amortized cost.

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

Income taxes

The Group accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Deferred tax assets are reduced by a valuation allowance when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

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

Share-based compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis over the requisite service period, with a corresponding addition to paid-in capital. The Group uses the binomial option pricing model to measure the fair value of options granted and the quoted market price of the Company’s equity shares to measure the fair value of non-vested equity shares (“NES”) granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise an option over the life of the option, as affected by the reality of changing stock prices and non-constant risk free rates, would better reflect the measurement objective of relevant accounting literature.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation - continued

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

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, and accounts receivable. As of May 31, 2017, substantially all of the Group’s cash and cash equivalents, and term deposits were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in fiscal years 2015, 2016 and 2017, respectively.

Newly adopted accounting pronouncements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued the Audit Standards Update (“ASU”) 2015-02, “Amendments to the Consolidation Analysis”. The objective of issuing the amendments is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments are an improvement to current U.S. GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Group adopted this ASU on June 1, 2016 and determined it has no impact in the current year.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Group adopted this ASU on June 1, 2016 and determined it had no impact in the current year.

Recently issued accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09 which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The new revenue guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

The Group plans to adopt the ASU on June 1, 2018, and is in the process of evaluating the impact to its consolidated financial statements.

In January 2016, FASB issued ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this pronouncements on its consolidated financial statements.

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

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted - continued

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

3.	BUSINESS ACQUISITIONS

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Acquisition of Ainuoshida

In March 2015, the Group invested and paid US$1,129 to obtain 18% equity interest in Ainuoshida to expand the business of its oversea consulting and benefit from the synergistic effect expected from such investment. The investment was initially recognized as available-for-sale investment as the Group determined that it was a debt security and measured the investment subsequently at fair value. In December 2016, the Group acquired an additional 33% equity interest in Ainuoshida, for a total consideration of US$3,842, which was fully paid as of May 31, 2017. The acquisition resulted in the Group obtaining control of Ainuoshida with an ownership of 51% equity interest.

The Group recognized an investment gain of US$723 as a result of remeasuring the 18% equity interest immediately to fair value before the business combination. The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using a discounted cash flow method and taking into account certain factors including the management projection of discounted future cash flow and an appropriate discount rate. The purchase price allocation described below was based on a valuation analysis provided by an independent appraiser. The purchase price was allocated as at the date of acquisition as follows:

	US$	Amortization period
Cash	2,499
Other current assets	4,874
Property, plant and equipment	493	1-5 years
Intangible assets
Trademark	1,708	10 years
Student base	1,069	1 year
Software	76	3 years
Goodwill	5,516
Other current liabilities	(6,040)
Deferred tax liabilities	(713)
Fair value of the 18% equity interest	(1,741)
Noncontrolling interests	(3,899)

Total	3,842

4.	DISPOSAL OF SUBSIDIARIES

Disposal of Dianshijingwei

In April 2016, the Group sold 51% equity interest in Beijing Dianshijingwei Technololy Co., Ltd (“Dianshijingwei”) to some of Dianshijingwei’s management for a cash consideration of US$2,325. As of the disposal date, Dianshijingwei had accumulated deficit resulting in the Group deriving a gain from the deconsolidation. The disposal gain recognized by the Group was US$3,760 and was recorded in the consolidated statements of operations for the year ended May 31, 2016. Subsequent to this disposal, the Group accounted for its 49% investment in Dianshijingwei as an equity method investment because the Group retained the ability to exercise significant influence. The disposal of Dianshijingwei did not represent a strategic shift and did not have a major effect on the Group’s operation.

The disposal gains from the transaction was presented as continuing operation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

5.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of May 31,
	2016	2017
	US$	US$
Held-to-maturity investments	819,229	1,312,942

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with interest rates ranging from 2.6% to 5.0%. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are equal to or less than one year.

While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the years ended May 31, 2015, 2016 and 2017, respectively.

6.	INVENTORY

Inventory consisted of the following:

	As of May 31,
	2016	2017
	US$	US$
Course materials in schools	5,787	7,419
Publications in bookstores	21,516	24,323

	27,303	31,742

Inventory was marked down to the lower of cost or net realizable value, in the amount of US$638 and US$152 for the years ended May 31, 2016 and 2017, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of May 31,
	2016	2017
	US$	US$
Prepaid rent	33,135	44,746
Advances to suppliers	23,143	29,358
Interest receivable	9,341	14,005
Rental deposit	7,122	8,355
Receivable from BOCI for the proceeds of exercise of options and withholding tax	5,548	—
Prepaid advertising fees	3,250	4,235
Staff advances (a)	2,829	2,514
Value added taxes recoverable	2,534	2,305
Deposit of advertising & decoration	1,961	1,411
Receivable of social insurance	1,374	1,651
Prepaid property taxes and other taxes	616	947
Others (b)	8,824	9,870

	99,677	119,397

(a)	Staff advances were provided to staff for traveling and related use which are expensed as incurred and staff allowance for on-site enrollment activities.
(b)	Others primarily included maintenance fees, other receivables and other miscellaneous prepayments.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of May 31,
	2016	2017
	US$	US$
Buildings	146,411	141,477
Transportation equipment	8,553	8,618
Furniture and education equipment	76,492	88,671
Computer equipment and software	40,707	48,385
Leasehold improvements	169,345	216,848

	441,508	503,999
Less: accumulated depreciation	(209,937)	(235,853)
Construction in-process	6,127	14,654

	237,698	282,800

Depreciation expense for the years ended May 31, 2015, 2016 and 2017 was US$46,663, US$47,281 and US$53,864 respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

9.	LAND USE RIGHTS, NET

Land use rights consisted of the following:

	As of May 31,
	2016	2017
	US$	US$
Land use rights	5,178	5,003
Less: accumulated amortization	(1,201)	(1,307)
Exchange differences	(71)	(28)

Land use rights, net	3,906	3,668

Amortization expenses for land use rights for the years ended May 31, 2015, 2016 and 2017 were US$116, US$112 and US$106, respectively. The Group expects to recognize US$106 in amortization expense for each of the next five years and US$3,138 thereafter.

10.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of May 31,
	2016	2017
	US$	US$
Costs:
Intangible assets with indefinite lives:
Trademark	248	241
Intangible assets with finite lives:
Trademark	1,293	2,976
Courseware	47	122
Student base	1,978	2,995
Favorable lease	713	689
License	415	415

	4,694	7,438

Accumulated amortization:
Trademark	(383)	(581)
Courseware	(47)	(58)
Student base	(1,404)	(2,455)
Favorable lease	(123)	(199)
License	(119)	(140)

	(2,076)	(3,433)

Net carrying amount:
Intangible assets with indefinite lives:
Trademark	248	241
Intangible assets with definite lives:
Trademark	910	2,395
Courseware	—	64
Student base	574	540
Favorable lease	590	490
License	296	275

	2,618	4,005

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

10.	INTANGIBLE ASSETS, NET - continued

Amortization expenses for the intangible assets for the years ended May 31, 2015, 2016 and 2017, were US$607, US$1,122 and US$1,419, respectively. As of May 31, 2017, the Group expects to record amortization expenses related to intangible assets US$963, US$400, US$380, US$368 and US$368 for the years ended May 31, 2018, 2019, 2020, 2021, 2022, respectively, and US$1,526 thereafter.

11.	GOODWILL, NET

	As of May 31,
	2016	2017
	US$	US$
Costs:
Beginning balance	11,194	10,545
Acquisition of Ainuoshida	—	5,516
Exchange differences	(649)	(296)

Ending balance	10,545	15,765

Accumulated goodwill impairment loss:
Beginning balance	—	—

Impairment of Tongwen	—	(1,682)
Ending balance	—	(1,682)

Goodwill, net	10,545	14,083

The Company’s goodwill reflects the excess of the consideration paid or transferred including the fair value of contingent consideration over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed by evaluating an initial qualitative assessment of the likelihood of impairment. If this step indicates that the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

The Company acquired Tongwen Gaokao and Tongwen High school (collectively “Tongwen”) in September 2008. During the year ended May 31, 2017, the Group performed its goodwill impairment testing and determined there was an impairment. As a result, the entire balance of goodwill associated with Tongwen and amounting to US$1,682 was written off.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

12.	LONG-TERM INVESTMENTS

Long term investments consisted of the following:

	As of May 31,
	2016	2017
	US$	US$
Cost method investments:	1,460	8,132
Equity method investments:
Beijing Dongfangheli Investment and Development Ltd. (“Dongfangheli”) (a)	3,451	2,851
Juesheng Education Group Ltd. (“Juesheng.com”) (b)	3,249	2,881
Suzhou Qingrui Education & Technology Co., Ltd. (“Kouyu100”) (c)	3,261	3,436
Other equity method investments (j)	3,638	2,369
Available-for-sale investments:
Shanghai Golden Education & Training Co. Ltd.(“Golden Finance”) (d)	34,242	44,809
Shanghai ALO7 Technology Co., Ltd.(“Alo7.com”) (e)	29,639	17,370
AVIC Trust Tianqi No.556 (“Trust 556”) (f)	16,037	—
Tarena International, Inc. (“Tarena”) (g)	15,945	25,695
Beijing ShangJiaChongYe Education &Technology Co. Ltd.(“Shangjiachongye”) (h)	12,310	32,644
Beijing ROBOROBO Technology Co. Ltd. (“ROBOROBO”) (i)	9,999	—
Beijing Shengtong Printing Co. Ltd (“Shengtong”) (i)	—	10,711
Other available-for-sale investments (j)	45,632	66,361

	178,863	217,259

(a)	In August 2014, the Group invested US$4,034 to acquire 50% equity interest in Dongfangheli, a company concentrating on investment in educational research and development programs and software consulting services. The Group used the equity method to account for the investment as the Group has the ability to exercise significant influence but does not have control over the investee.
(b)	In August 2014 and May 2015, the Group invested US$3,006 and US$501 respectively in Juesheng.com, a company engaging in providing international educational products search engine service, for 11.9% equity interests. These investments were classified as available-for-sale investment as the Company determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. Unrealized holding gain of US$3,933 was reported in other comprehensive income for the year ended May 31, 2015. In March 2016, Juesheng.com successfully listed on the National Equities Exchange and Quotations (“NEEQ”). Upon the listing, the Group’s preference rights, including its redemption and liquidation preference were terminated and the shares became common shares. As the share conversion is not considered an earnings realization event, all unrealized gains deferred in accumulated other comprehensive income were reversed to the carrying amount of the common shares such that the initial carrying amount of such shares is equal to the original cost basis of the original investment. The Group further accounted for its investment by using equity method as the Group determined that it can exercise significant influence over Juesheng.com.
(c)	In December 2014, the Group invested US$3,472 in Kouyu100, a company applying cutting edge psychoacoustic technology to spoken language training and correcting the pronunciation of a student like a real tutor, for 7% equity interest. The investment was classified as available-for-sale investment as the Company determined that the shares were debt securities due to the redemption option available to the investor and measured subsequently at fair value. Unrealized gain of nil was reported in other comprehensive income for the year ended May 31, 2015. In December 2015, Kouyu100 successfully listed on the NEEQ. Upon the listing, the Group’s preference rights, including redemption and liquidation preference were terminated and the shares became common shares. As the share conversion is not considered an earnings realization event, all unrealized gains deferred in accumulated other comprehensive income were reversed to the carrying amount of the common shares such that the initial carrying amount of such shares is equal to the original cost basis of the original investment. The Group further accounted for this investment by using the equity method as the Group determined that it can exercise significant influence over Kouyu100.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

12.	LONG-TERM INVESTMENTS - continued

(d)	In April and November 2015, the Group invested US$3,398 and US$11,437 respectively in Golden Finance, a company focusing on training programs associated with finance and business management, for 19.5% equity interest. Unrealized holding gains of nil, US$19,407 and US$10,567 were reported in other comprehensive income for the years ended May 31, 2015, 2016 and 2017, respectively.
(e)	On March 5, 2012, the Group acquired a convertible promissory from Alo7.com for US$1,000, which entitled the Group to automatically convert the note into equity security. On July 1, 2012, the Group converted the US$1,000 promissory note into convertible redeemable preferred shares and warrants issued by Alo7.com, for 3.4% equity ownership interest in Alo7.com on an as-converted basis.

In March, June and September 2014, the Group further invested US$2,576, US$300 and US$10,000 into Alo7.com. As of May 31, 2017, the Company had 17.2% equity interests in Alo7.com. Unrealized holding gains of US$13,428, US$1,704 and loss of US$8,678 were reported in other comprehensive income for the years ended May 31, 2015, 2016 and 2017, respectively.

(f)	In October 2015, the Group invested US$15,654 in a two-year trust named Trust 556 with an expected annualized interest rate of 8.5%. The principal and the interest are not guaranteed during the Group’s holding period and will be paid upon maturity. The investment was classified as available-for-sale investment as the Group determined that the shares were debt securities and unrealized holding gains of US$383 and US$706 were reported in other comprehensive income for the years ended May 31, 2016 and 2017, respectively. As of May 31, 2017, the investment of US$16,743 was reclassified to long term investment due within one year.
(g)	In March 2014, the Group invested US$13,500 in Tarena, which is a service provider of IT professional education in China, for around 3% equity interest. Unrealized holding gain of US$3,495, loss of US$1,005 and gain of US$9,750 were reported in other comprehensive income for the years ended May 31, 2015, 2016 and 2017, respectively.
(h)	In January 2016, the Group invested US$12,310 to acquire convertible bond issued by Shangjiachongye, which focuses on online education specific to vocational qualification training. In July 2016, the Group converted all of the convertible bonds into redeemable preferred shares of Shangjiachongye for a 4.9% equity interest. In the meantime, the Group additionally invested US$12,205 into redeemable preferred shares for another 4.9% equity interest. Unrealized holding gains of nil and US$8,129 were reported in other comprehensive income for the years ended May 31, 2016 and 2017, respectively.
(i)	In April 2015, the Group acquired 18% equity interest in ROBOROBO for a cash consideration of US$4,356, a company applying various robots build training courses for kids with different ages. Unrealized holding gains of nil and US$5,643 were reported in other comprehensive income for the years ended May 31, 2015 and 2016, respectively.

In February 2017, the Group disposed the shares in ROBOROBO to exchange for shares newly issued by Shengtong which is an A-share listed company in China. Realized gain of US$7,086 was recognized for the year ended May 31, 2017. The equity interest acquired in Shengtong was classified as available-for-sale security and measured at fair value. Unrealized holding gain of US$423 was reported in other comprehensive income for the year ended May 31, 2017.

(j)	As to the other investments, they represent several insignificant investments either classified as equity method investments or available-for-sale investments as of May 31, 2016 and 2017.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2016	2017
	US$	US$
Accrued payroll	131,151	157,167
Payable for purchase of property and equipment	11,953	21,445
Amounts reimbursable to employees (a)	8,294	11,022
Individual taxes withholding	8,186	6,454
Refundable fees received from students (b)	5,755	8,687
Business taxes payable	5,259	—
Value-added taxes payable	6,506	9,516
Accrued advertising fees	6,443	7,798
Rent payable	6,285	7,532
Welfare payable	6,004	6,102
Royalty fees payable (c)	3,637	4,011
Refundable deposit (d)	3,161	5,382
Accrued professional service fees	2,352	1,486
Other taxes payable	1,240	1,604
Others (e)	10,818	12,494

Total	217,044	260,700

(a)	Amounts reimbursable to employees included traveling and the related expenses incurred by employees on behalf of the Group.
(b)	Refundable fees received from students represent (1) the miscellaneous expenses other than tuition fee received from students which will be paid out on behalf of students; and (2) tuition fees refundable to students for withdrawn classes.
(c)	Royalty fees payable related to payments to content providers for on-line learning programs and those to counterparties for copyright and resource sharing.
(d)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation and student security deposits refunded upon completion of the study tour.
(e)	Others primarily included transportation expenses, utility fees, property management fees, and other miscellaneous expenses payable.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION

On January 20, 2006, the Company adopted 2006 Share Incentive Plan (“2006 Share Incentive Plan”), under which the Company may grant share options to purchase up to 8,000,000 common shares of the Group, to its employees, directors and consultants. The number of common shares available for grant under the 2006 Share Incentive Plan may be increased annually by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the Group’s management. In the event the aggregate number of shares that may be issued in any given year under all share compensation plans has reached the maximum number of shares allowed in that year, the Company may grant additional awards up to 2,000,000 shares, or extra shares. The number of shares granted in excess of the annual maximum in any given year will result in the reduction of the maximum shares available for grant in the next year. The 2006 Share Incentive Plan has an effective period of 10 years.

As of May 31, 2017, the Company has transferred 16,000,000 common shares to its depositary bank for the issuance to employees and non-employees upon the exercise of their vested share options or upon the vesting of NES. The Company launched a share repurchase program and has since 2013 repurchased a cumulative 5,246,349 of common sharesfrom the open market. Such shares are reserved for the employees and non-employees to exercise of their vested share options and NES in the future. As of May 31, 2017, 691,943 treasury shares were for future issuance upon the exercise of share options and vesting of NES.

The Company recorded total share-based compensation expense of US$15,689, US$16,810 and US$20,287 during the years ended May 31, 2015, 2016 and 2017, respectively.

Share options

The following table summarizes information regarding the share options granted:

Share options	Shares granted	Grant-date fair value	Exercise price
		US$	US$
Grant date:
February 28, 2006	7,099,500	1.00	2.02
July 21, 2006	1,620,000	1.15	2.38
September 7, 2006	100,000	2.38	3.75
March 5, 2007	3,946,500	4.09	8.75
January 17, 2012	3,060,000	10.33	12.19

Total	15,826,000

The exercise price of share options is at least 100% of the fair value of the common shares on the date of the grant. The term of a share option is up to ten years from the date of grant. During the year ended May 31, 2016, the Group extended the terms of share options granted on February 28, 2006 for another three years. The extension did not have a material impact on the Group’s consolidated financial statements. The share options generally vest over three years at six-month vesting increments per year. During the year ended May 31, 2017, the Group canceled 23,938 outstanding share options granted on March 5, 2007 due to the 10 years validity.

In January 2016, the Company’s 2006 Share Incentive Plan expired. However, the expiration of the plan did not affect the exercise right of options granted prior to such expiration.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

14.	SHARE-BASED COMPENSATION - continued

Share options - continued

The Company adopted the 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to continue to provide incentives to employees, directors and consultants after the termination of 2006 Share Incentive Plan. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 Share Incentive Plan is 10,000,000 shares. As of May 31, 2017, no share options had been granted under 2016 Share Incentive Plan.

As of May 31, 2017, 11,285,510 common shares out of the 16,000,000 common shares held by the depositary bank had been issued to employees and non-employees upon the exercise of their share options, and 2,256,592 shares out of the 5,246,349 treasury shares had been reissued to employees and non-employees upon exercise of their share options.

A summary of share options activity under 2006 Share Incentive Plan for year ended May 31, 2017 is as follows:

	Weighted Number of Options	Weighted- average Exercise Prices	Remaining Contractual Life	Aggregated Intrinsic Value
		US$	years	US$
Options outstanding at May 31, 2016	78,337	6.13	0.58	2,829
Granted	—	—
Exercised	48,047	5.37
Forfeited	23,938	8.75

Options outstanding at May 31, 2017	6,352	2.02	1.58	442

Options vested and expect to vest at May 31, 2017	6,352	2.02	1.58	442

Options exercisable at May 31, 2017	6,352	2.02	1.58	442

The total intrinsic value of share options exercised during the years ended May 31, 2015, 2016 and 2017 were US$5,249, US$4,802and US$2,133, respectively. No new share options were granted during the years ended May 31, 2015, 2016 and 2017, respectively. As of May 31, 2017, no unrecognized compensation expense related to share options.

NES

The following table summarizes information regarding NES granted in fiscal year 2015, 2016 and 2017:

NES	Grant-date Shares granted	Fair Value and Intrinsic value
		US$
Grant date:
July 23, 2014	209,650	21.01
September 29, 2014	24,020	22.32
February 5, 2015	600,000	18.52
July 9, 2015	486,330	22.69
October 19, 2015	60,000	22.45
November 16, 2016	436,016	47.19

Total	1,816,016

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

In November 2016, the Company granted 436,016 NES to employees which is eligible to vest on June 30, 2017.

As of May 31, 2017, 4,714,490 common shares out of the 16,000,000 common shares held by the depositary bank had been issued to employees and non-employees upon the vesting of their NES, and 2,297,814 shares out of the 5,246,349 treasury shares had been reissued to employees and non-employees upon the vesting of their NES.

A summary of NES activities under 2006 Share Incentive Plan for the year ended May 31, 2017 is as follows:

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$
NES outstanding at May 31, 2016	400,000	18.91
Granted	436,016	47.19
Vested	(200,000)	18.91
Forfeited	(4,050)	47.19

NES outstanding at May 31, 2017	631,966	38.24

NES vested and expect to vest at May 31, 2017	631,966

The total fair value of shares vested during the year ended May 31, 2017 was US$3,783. The weighted average grant date fair value of NES granted during the years ended May 31, 2015, 2016 and 2017 was US$19.26, US$22.66 and US$47.19 respectively. As of May 31, 2017, total unrecognized compensation expense for NES of US$3,486 is expected to be recognized over a weighted average period of 0.2 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

15.	INCOME TAXES

Significant components of provision for income taxes for the years ended May 31, 2015, 2016 and 2017 were as follows:

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
Current:
PRC	31,552	39,467	51,142

Deferred:
PRC	(5,331)	(1,936)	(518)

Total provision for income taxes	26,221	37,531	50,624

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s subsidiaries Smart Shine, Winner Park and Elite Concept are located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Elite Concept and Smart Shine received a special dividend of US$75,898 and nil during the years ended May 31, 2016 and 2017. Withholding taxes of US$7,590 and nil in connection with the dividends were fully paid during the years ended May 31, 2016 and 2017, respectively.

The Company’s PRC subsidiaries and the VIEs are subject to the 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. Beijing Decision, Beijing Hewstone, Beijing Pioneer and Xuncheng continued to qualify as HNTE and were subject to a tax rate of 15% during the years ended May 31, 2015, 2016 and 2017. Beijing Smart Wood qualified as HNTE and could enjoy a tax rate of 15% since January 2016.

Enterprises that qualify as the “newly established software enterprise” (“NESE”) are exempt from Enterprise Income Tax (“EIT”) for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Smart Wood, Beijing Right Time, Beijing Joy Tend, Beijing Top, Beijing Shenghe, Beijing Magnificence and Beijing Jinghong were qualified as NESE and enjoyed the EIT tax benefit that began from January 2012, January 2013, January 2013, January 2014, January 2014, January 2015 and January 2017, respectively.

Beijing Haidian School was not required by the governing tax bureau to pay any EIT since its establishment through May 31, 2017. If Beijing Haidian School is required to pay EIT in future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

15.	INCOME TAXES - continued

Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2016	2017
	US$	US$
Deferred tax assets, non-current
Allowance doubtful accounts	252	2,017
Accrued expenses	18,427	21,893
Deferred revenue for incentive plan	2,376	233
Net operating loss carry-forward	6,910	8,696

Total deferred tax assets, non-current	27,965	32,839
Less: valuation allowance	(3,624)	(3,981)

Net, deferred tax assets, non-current	24,341	28,858

Deferred tax liabilities, non-current
Acquired of non-current assets	1,982	2,220

Total deferred tax liabilities, non-current	1,982	2,220

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$3,981 as of May 31, 2017, an increase of US$357 from US$3,624 as of May 31, 2016.

As of the year ended May 31, 2017, the Group had net operating loss carried-forwards of US$36,608 from the Company’s PRC subsidiaries and VIE, which will expire on various dates from May 31, 2018 to May 31, 2022.

A reconciliation of the effective tax rates from the 25% statutory tax rates was as follows for the years ended May 31, 2015, 2016 and 2017:

	Years ended May 31,
	2015	2016	2017
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Effect of expenses not deductible for tax purposes	4.91	4.57	2.03
Effect of tax holiday	(20.82)	(18.05)	(13.41)
Changes in valuation allowance	(0.59)	0.25	0.11
Effect of dividend withholding tax	3.39	2.27	1.58

Total provision for income taxes	11.89	14.04	15.31

If the tax holidays granted to the WFOEs and current tax treatments on certain schools and subsidiaries of New Oriental China were not available, the Group’s income tax expense would have increased by US$47,080, US$47,559 and US$42,895, the basic net income per share attributable to the Company would decrease by US$0.30 , US$0.30 and US$0.27 for the years ended May 31, 2015, 2016 and 2017, respectively, and the diluted net income per share attributable to the Company would decrease by US$0.30, US$0.30 and US$0.27 for the years ended May 31, 2015, 2016 and 2017, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution was US$1,133,217 and US$1,457,705 as of May 31, 2016 and 2017, respectively. Upon distribution of such earnings, the Company will be subject to PRC EIT taxes, the amount of which is impractical to estimate. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2015, 2016 and 2017, respectively. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

16.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
Numerator used in basic and diluted net income per share:
Net income attributable to New Oriental
Education &Technology Group Inc.	193,013	224,884	274,457

Net income available for future distribution	193,013	224,884	274,457

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per share	156,438,606	156,782,439	157,551,320

Plus incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	863,568	609,247	435,074

Weighted average common shares outstanding used in computing diluted net income per share	157,302,174	157,391,686	157,986,394

Net income per share
- Basic	1.23	1.43	1.74
- Diluted	1.23	1.43	1.74

The weighted average of 1,940,781, 1,596,948 and 828,067 treasury shares have been excluded in computing basic net income per share for the years ended May 31, 2015, 2016 and 2017, respectively.

There was no employee stock options excluded from the dilutive share calculation for the years ended May 31, 2015, 2016 and 2017 due to anti-dilutive effects.

17.	RELATED-PARTIES TRANSACTIONS

The Group had the following balances and transaction with related parties:

Balances:

			Amounts due from related parties, non-current As of May 31,
	Notes	Relationship	2016	2017
			US$	US$
Metropolis Holding China Limited	(1)	Company controlled by the executive Chairman	1,741	1,064
MaxEn		Joint Venture	—	684

			1,741	1,748

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

17.	RELATED-PARTIES TRANSACTIONS - continued

Balance - continued:

			Amounts due from related parties, current As of May 31,		Amounts due to related parties, current As of May 31,
	Notes	Relationship	2016	2017	2016	2017
			US$	US$	US$	US$
Metropolis Holding China Limited	(1)	Company controlled by the executive Chairman	637	1,895	—	—
MaxEn		Joint Venture	812	—	13	12
Beijing Haiwei Career Services Co., Ltd (“Haiwei Career”)	(2)	Joint Venture	1,553	3,965	—	—
Dianshijingwei	(3)	Long-term investee	1,520	—	—	—
Others	(4)		17	88	29	36

Total			4,539	5,948	42	48

Transactions:				Rental expense For the years ended May 31
				2015	2016	2017
				US$	US$	US$
Metropolis Holding China Limited	(1)	Company controlled by the Executive Chairman		5,298	7,139	6,790

				Loan to related parties For the years ended May 31
				2015	2016	2017
				US$	US$	US$
Haiwei Career	(2)	Joint Venture		—	1,520	3,965
Beijing Weixuemingri Network Technology Co., Ltd. (“Weixuemingri”)	(5)	Joint Venture		—	998	1,733
Great Thanks Holdings Limited		Company established by the shareholder of the Joint Venture		—	—	1,450

Total				—	2,518	7,148

				Revenue For the years ended May 31
				2015	2016	2017
				US$	US$	US$
MaxEn		Joint Venture		—	177	—
Beijing Tongban Education & Technology Co., Ltd (“Tongban”)		Long-term investee		—	3	12
STEMedu.cn		Long-term investee		—	11	60
Goldern Finance		Long-term investee		—	—	18

Total				—	191	90

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

17.	RELATED-PARTIES TRANSACTIONS - continued

Transactions - continued:

Transactions:		Cost For the years ended May 31
		2015	2016	2017
		US$	US$	US$
STEMedu.cn	Long-term investee	—	30	23

(1)	Since April 2010, the Group began renting a large portion of a building owned by Metropolis Holding China Limited for office space. In March 2012, Metropolis Holding China Limited was acquired by a company wholly -owned by Mr. Yu, the Group’s executive chairman. As a result, Metropolis Holding China Limited became a related party of the Group thereafter. As of May 31, 2017, the current and non-current amounts due from Metropolis Holding China Limited were US$1,895 and US$1,064, respectively, which represented prepaid rent and deposit for the building. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by all of the directors.
(2)	In October 2014, Haiwei Career became a joint venture of the Group. As a result, Haiwei Career became a related party of the Group. As of May 31, 2017, the amount due from Haiwei Career was US$3,965, which represented loans from the Group to Haiwei Career with non-interest bearing to support its daily operation supporting. All the loans are payable within one year.
(3)	As of May 31, 2016, the amount due from Dianshijingwei represented the non-interest bearing loan provided by the Group before the disposal of Dianshijingwei to support its daily operation. As of May 31, 2017, the Group had collected the loans from Dianshijingwei.
(4)	As of May 31, 2017, the balance in “others” included the current receivables from long-term investees of Tongban, Goldern Finance and etc.
(5)	As of May 31, 2017, the amount due from Weixue Mingri represented the non-interest bearing loans provided by the Group to support its daily operation and the outstanding loans were fully wrote off by the Group.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

18.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Group leases offices, classroom and warehouse facilities under operating leases. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases were as follows on May 31, 2017:

US$
Years ended May 31:
2018	204,996
2019	185,059
2020	157,333
2021	123,894
2022	83,329
Thereafter	88,611

843,222

Rent expense for the years ended May 31, 2015, 2016 and 2017 related to all cancelable and non-cancelable leases were US$157,523, US$173,797 and US$199,329, respectively.

Capital commitments

As of May 31, 2017, future minimum capital commitments under non-cancelable construction and investments were as follows:

US$
Capital commitment for the purchase of property and equipment	3,359
Capital commitment for leasehold improvements	16,338
Capital commitment for investments	10,064

29,761

Contingent liabilities

The Group has been named in a number of lawsuits arising in its ordinary course of business. Although the outcome of those lawsuits are uncertain, the Group does not believe the possibility of loss is probable. The Group is unable to estimate a range of loss, if any, that could result if there would be an adverse decision, as such, and the Group has not accrued any liabilities.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

19.	NONCONTROLLING INTERESTS

	Koolearn Corporation	Xuncheng	New Road	Jinzhou School	Dongfangyoubo	Ainuoshida	Total
	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2015	3,458	—	38	—	—	—	3,496
Capital injection from noncontrolling interests shareholders	—	28,737	—	182	—	—	28,919
Capital repurchase from noncontrolling interests shareholders	(3,497)	—	—	—	—	—	(3,497)
Unrealized gain on available-for-sale investment attributed to noncontrolling interests shareholders	—	999	—	—	—	—	999
Foreign currency translation adjustment attributed to noncontrolling interest shareholders	—	(269)	(2)	—	—	—	(271)
Net income (loss) attributed to noncontrolling interests shareholders	39	423	3	(21)	—	—	444

Balance as of May 31, 2016	—	29,890	39	161	—	—	30,090
Capital injections from noncontrolling interests shareholders	—	3,348	—	—	576	—	3,924
Addition of noncontrolling interests in connection with acquisition	—	—	—	—	—	3,909	3,909
Unrealized gain on available-for-sale investment attributed to noncontrolling interests shareholders	—	(23)	—	—	—	—	(23)
Foreign currency translation adjustment attributed to noncontrolling interests shareholders	—	(1,118)	(2)	(4)	2	13	(1,109)
Net income (loss) attributed to noncontrolling interests shareholders	—	4,454	(1)	(176)	(254)	(1,684)	2,339

Balance as of May 31, 2017	—	36,551	36	(19)	324	2,238	39,130

The schedule below discloses the effects of changes in the Company’s ownership interest on the Company’s equity:

	Year Ended May 31,
	2016	2017
	US$	US$
Net income attribute to New Oriental Education & Technology Group Inc.	224,884	274,457
Increase in the Group’s additional paid-in capital resulting from capital injection of Dongfangyoubo’s noncontrolling interests shareholders	—	138
Increase in the Group’s additional paid-in capital resulting from capital injection of Xuncheng’s noncontrolling interests shareholders	39,579	4,733
Decrease in the Group’s additional paid-in capital resulting from capital repurchase from Xuncheng’s noncontrolling interests shareholders	—	(5,412)
Increase in the Group’s additional paid-in capital resulting from transferring Xuncheng’s common shares to noncontrolling interests shareholders		5,704

Changes from net income attributable to New Oriental Education & Technology Group Inc. shareholders and transfers from/to noncontrolling interests	264,463	279,620

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

19.	NONCONTROLLING INTERESTS - continued

(1)	In February 2015, Koolearn Corporation issued 5,000,000 ordinary shares to certain employees and received the cash consideration of US$3,752. As the Company still retained a controlling interest in Koolearn Corporation, the disposal was accounted as an equity transaction in the Company’s consolidated financial statements and the Company recognized a noncontrolling interest representing the 5.9% equity interest over Koolearn Corporation as of May 31, 2015. In September 2015, the Group repurchased all these shares from the employees at the original purchase price per share. As the Group retained control over Koolearn before and after the repurchase of the 5.9% interest, the acquisition of this additional equity interest was accounted as an equity transaction in the Company’s consolidated financial statements.
(2)	In November 2015, the Group sold a 21% ownership of Xuncheng to seven limited partnership entities (“LPs”) representing the employees of the Group. In April 2016, another 12.5% ownership of Xuncheng was sold to Lin Zhi Tencent Technology Co., Ltd an affiliate of Tencent Holdings Limited. All the cash consideration was fully paid by the other investors as of May 31, 2016. In June 2016, the Group further sold 1.7% ownership of Xuncheng to 8 market makers. In December 2016, the Group repurchased 1.3% from 6 market makers aforementioned and sold it to another 4 market makers again in May 2017. As of May 31, 2017, the equity interest owned by the Group in Xuncheng was diluted to 68%.
(3)	In February 2015, New Road which provides travel agent service was established. The Company and another investor have 51% and 49% equity interest, respectively. The cash consideration was fully paid by the other investor as of May 31, 2015.
(4)	In April 2016, Jinzhou School which provides language training services was established. The Company and another investor have 60% and 40% equity interest, respectively. The cash consideration was fully paid by the other investor as of May 31, 2016.
(5)	In June 2016, Dongfangyouba which provides live broadcast lesson service, was established. The Company and another investor have 51% and 49% equity interest, respectively. The cash consideration was fully paid by the other investor as of May 31, 2017.
(6)	In December 2016, the Group purchased an additional 33% of Ainuoshida resulting in the Group controlling Ainuoshida through 51% ownership. See Note 3 for additional details.

20.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. During the year ended May 31, 2015, the Group identified six operating segments, including language training and test preparation, primary and secondary school education, online education, content development and distribution, pre-school education and overseas study consulting services. During the year ended May 31, 2016, the Group further separated study tour previously included in overseas study consulting services as a separate operating segment. The seven operating segments for the year ended May 31, 2017 are identified as language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. Language training and test preparation and primary and secondary school education have been identified as reportable segments. Online education, content development and distribution, overseas study consulting services, pre-school education and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

20.	SEGMENT INFORMATION - continued

For the year ended May 31, 2017

	Language	Primary and
	training and test	secondary
	preparation courses	education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	1,510,497	30,782	258,230	1,799,509

Operating costs and expenses:
Cost of revenues	(623,364)	(10,465)	(115,757)	(749,586)
Selling and marketing	(146,544)	(1,347)	(60,572)	(208,463)
General and administrative	(363,949)	(11,317)	(63,406)	(438,672)
Unallocated corporate expenses	—	—	—	(140,639)

Total operating costs and expenses	(1,133,857)	(23,129)	(239,735)	(1,537,360)

Operating income	376,640	7,653	18,495	262,149

Segment assets	1,361,261	79,655	527,300	1,968,216
Unallocated corporate assets	—	—	—	956,763

Total assets	1,361,261	79,655	527,300	2,924,979

21.	MAINLAND CHINA CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$61,448, US$71,434 and US$89,709 for the years ended May 31, 2015, 2016 and, 2017, respectively.

22.	STATUTORY RESERVE

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended May 31, 2015, 2016 and 2017, US$530, US$695 and US$1,749 was accrued for the general reserve, respectively.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended May 31, 2015, 2016 and 2017, appropriations to the development fund amounted to US$23,212, US$31,158 and US$33,529, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$23,742, US$31,853 and US$ 35,278 to statutory reserves during the years ended May 31, 2015, 2016 and 2017, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was US$358,956 and US$488,560, of which US$292,542 and US$425,927 was attributed to the paid in capital, additional paid-in capital and statutory reserves of the VIEs and US$66,414 and US$62,633was attributed to the paid in capital, additional paid-in capital and statutory reserves of the WFOEs, as of May 31, 2016 and 2017, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

24.	SUBSEQUENT EVENTS

On July 26, 2017, the Group’s board of directors has declared a special cash dividend in the amount of US$0.45 per ADS/common share. The cash dividend will be paid on October 6, 2017 to shareholders of record at the close of business on September 6, 2017. The ex-dividend date will be September 1, 2017. The aggregate amount of cash dividends to be paid is approximately US$70.0 million, which will be funded by surplus cash on the Company’s consolidated balance sheets.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands, except share and share data)

	As of May 31,
	2016	2017
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	11,984	11,472
Term deposit	10,000	10,000
Prepaid expense and other current assets	5,900	210
Amounts due from related parties	16,758	—

Total current assets	44,642	21,682
Amounts due from related parties	—	56,965
Long-term investments	96,498	120,260
Investments in subsidiaries and VIEs	1,353,090	1,569,358

Total assets	1,494,230	1,768,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	6,016	3,675
Amounts due to related parties	83,642	83,642

Total current liabilities	89,658	87,317

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2016 and 2017; 158,379,387 shares issued as of May 31, 2016 and 2017; 157,439,397 and 157,687,444 shares outstanding as of May 31, 2016 and 2017, respectively)	1,584	1,584
Treasury stock	(9)	(7)
Additional paid-in capital	223,422	249,126
Retained earnings	1,116,627	1,391,084
Accumulated other comprehensive income	62,948	39,161

Total shareholders’ equity	1,404,572	1,680,948

Total liabilities and equity	1,494,230	1,768,265

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands)

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
Operating costs and expenses:
General and administrative	12,963	16,732	18,236

Total operating costs and expenses	12,963	16,732	18,236

Operating loss	(12,963)	(16,732)	(18,236)
Interest income	2	1	122
Equity in earnings of subsidiaries and VIEs	205,974	241,615	292,571

Net income	193,013	224,884	274,457

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(In thousands)

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
Net income	193,013	224,884	274,457

Other comprehensive income, net of tax
Foreign currency translation adjustment	12,006	(72,193)	(46,331)
Unrealized gain on available-for-sale investment, net of tax effect of nil, nil and nil for years ended May 31, 2015, 2016 and 2017	21,940	35,636	22,544

Other comprehensive income/ (loss)	33,946	(36,557)	(23,787)

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	226,959	188,327	250,670

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company Statements of Changes in Equity

(In thousands, except share data)

	Common shares		Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Unrestricted shares	Amount
		US$	US$	US$	US$	US$	US$
Balance at June 1, 2014	157,758,666	1,584	174,009	(6)	784,612	65,559	1,025,758

Reissuance of Treasury stock for the exercises of employee share options	953,514	—	11,353	9	—	—	11,362
Reissuance of Treasury stock for Non-vested equity shares vested	575,432	—	(6)	6	—	—	—
Share based compensation expense	—	—	15,689	—	—	—	15,689
Share repurchase	(2,800,849)	—	(59,392)	(28)	—	—	(59,420)
Net income	—	—	—	—	193,013	—	193,013
Foreign currency translation adjustment	—	—	—	—	—	12,006	12,006
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	—	21,940	21,940

Balance at May 31, 2015	156,486,763	1,584	141,653	(19)	977,625	99,505	1,220,348

Reissuance of Treasury stock for the exercises of employee share options	240,304	—	2,428	3	—	—	2,431
Reissuance of Treasury stock for Non-vested equity shares vested	712,330	—	(7)	7	—	—	—
Share based compensation expense	—	—	16,810	—	—	—	16,810
Dividend declared	—	—	—	—	(62,668)	—	(62,668)
Net income	—	—	—	—	224,884	—	224,884
Capital injection of noncontrolling interests	—	—	39,579	—	—	—	39,579
Repurchase share from noncontrolling interest	—	—	(255)	—	—	—	(255)
Equity restructure of Xuncheng	—	—	23,214	—	(23,214)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(72,193)	(72,193)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	—	35,636	35,636

Balance at May 31, 2016	157,439,397	1,584	223,422	(9)	1,116,627	62,948	1,404,572

Reissuance of Treasury stock for the exercises of employee share options	48,047	—	256	—	—	—	256
Reissuance of Treasury stock for Non-vested equity shares vested	200,000	—	(2)	2	—	—	—
Share based compensation expense	—	—	20,287	—	—	—	20,287
Net income	—	—	—	—	274,457	—	274,457
Capital injection of noncontrolling interests	—	—	4,871	—	—	—	4,871
NCI transactions in Xuncheng	—	—	74	—	—	—	74
Capital injection in Taiyanggong Kindergarten	—	—	218	—	—	—	218
Foreign currency translation adjustment	—	—	—	—	—	(46,331)	(46,331)
Unrealized gain on available-for-sale investment, net of tax effect of nil	—	—	—	—	—	22,544	22,544

Balance at May 31, 2017	157,687,444	1,584	249,126	(7)	1,391,084	39,161	1,680,948

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2015	2016	2017
	US$	US$	US$
Cash flows from operating activities:
Net income	193,013	224,884	274,457
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Equity in earnings of subsidiaries	(205,974)	(241,615)	(292,571)
Dividend received from subsidiaries	—	49,984	43,417
Share-based compensation expense	15,689	16,810	20,287
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2,613)	5,135	5,404
Accrued expenses and other current liabilities	(2,728)	(3,673)	(2,341)
Amounts due from/to related parties	(762)	(1,446)	(40,207)

Net cash (used in) provided by operating activities	(3,375)	50,079	8,446

Cash flows from investing activities
Investments in term deposits	—	(10,000)	—
Payment for available-for-sale investments	(10,300)	(9,500)	(1,000)
Proceed from investment withdrawn in Dajie.com	—	540	—
Loan to related parties	(6,423)	1,487	—
Investment in a subsidiary	—	—	(8,500)
Repayment from related parties	—	8,512	—

Net cash used in investing activities	(16,723)	(8,961)	(9,500)

Cash flows from financing activities:
Proceeds from issuance of common shares upon exercise of share options	11,332	2,176	542
Loan from a related party	75,060	8,610	—
Cash paid for shares repurchase	(59,420)	—	—
Cash paid for dividend	—	(62,668)	—

Net cash provided by (used in) financing activities	26,972	(51,882)	542

Net increase / (decrease) in cash and cash equivalents	6,874	(10,764)	(512)
Cash and cash equivalents, beginning of year	15,874	22,748	11,984

Cash and cash equivalents, end of year	22,748	11,984	11,472

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2015, 2016 AND 2017

(In thousands, except share and per share data, or otherwise noted)

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

3.	INCOME TAXES

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

4.	RELATED-PARTY TRANSACTIONS

The following represented related party balances as of May 31, 2016 and 2017:

	May 31,
	2016	2017
	US$	US$
Amount due from related parties:
Winner Park	12	12
Abundant State Limited	—	40,000
Elite Concept Holdings Limited	9,897	10,104
Koolearn Holdings Limited	180	180
New Oriental China	6,669	6,669

	16,758	56,965

Amount due to related parties:
Elite Concept Holdings Limited	357	357
Abundant State Limited	81,798	81,798
Smart Shine	1,487	1,487

	83,642	83,642

All related party balances were non-interest bearing and unsecured. The amount due to related parties will be paid based on demand.