Form 20-F
period 2018-05-31
New Oriental Education & Technology Group Inc.
filed 2018-09-27
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2018.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 158,319,910 common shares, par value US$0.01 per share, as of May 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.4096 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of May 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2014 and 2015 and the selected consolidated balance sheet data as of May 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2014, 2015 and 2016, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2014	2015	2016	2017	2018
Selected Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	1,006,198	1,102,974	1,309,339	1,608,954	2,165,152
Books and other services	132,689	143,792	169,009	190,555	282,278

Total net revenues	1,138,887	1,246,766	1,478,348	1,799,509	2,447,430
Operating costs and expenses:(1)
Cost of revenues	(451,669)	(526,320)	(614,364)	(749,586)	(1,065,740)
Selling and marketing	(169,062)	(188,483)	(197,897)	(232,826)	(324,249)
General and administrative	(324,210)	(378,434)	(471,010)	(554,948)	(794,482)
Total operating costs and expenses	(944,941)	(1,093,237)	(1,283,271)	(1,537,360)	(2,184,471)

Gain on disposal of subsidiaries	3,621	—	3,760	—	—

Operating income	197,567	153,529	198,837	262,149	262,959
Other income, net:
Interest income	44,880	66,605	66,861	61,445	84,838
Realized gain from long-term investments	—	—	—	7,086	7,366
Impairment loss from long-term investments	—	—	—	(2,338)	(980)
Miscellaneous income, net	752	342	1,586	2,367	2,841

Provision for income taxes:
Current	(28,235)	(31,552)	(39,467)	(51,142)	(73,193)
Deferred	2,193	5,331	1,936	518	13,785

Provision for income taxes	(26,042)	(26,221)	(37,531)	(50,624)	(59,408)
Loss from equity method investments	(1,453)	(1,537)	(4,425)	(3,289)	(379)
Net income	215,704	192,718	225,328	276,796	297,237
Add: Net loss (gain) attributable to noncontrolling interests	—	295	(444)	(2,339)	(1,107)
Net income attributable to New Oriental Education & Technology Group Inc.	215,704	193,013	224,884	274,457	296,130
Net income from continuing operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
-Basic	1.38	1.23	1.43	1.74	1.87

-Diluted	1.37	1.23	1.43	1.74	1.87

Shares used in calculating basic net income per share	156,033,992	156,438,606	156,782,439	157,551,320	158,168,794
Shares used in calculating diluted net income per share	157,903,464	157,302,174	157,391,686	157,986,394	158,556,500

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2014	2015	2016	2017	2018
General and administrative	20,079	15,689	16,810	20,287	57,443

Total	20,079	15,689	16,810	20,287	57,443

(2)	Each ADS represents one common share.

The following table presents our selected consolidated balance sheet data as of May 31, 2014, 2015, 2016, 2017 and 2018:

	As of May 31,
(in thousands of US$)	2014	2015	2016	2017	2018
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	371,593	531,298	709,209	641,018	983,319
Total assets	1,603,545	1,951,537	2,354,834	2,924,979	3,977,712
Total current liabilities	576,065	725,232	918,190	1,202,681	1,750,884
Total liabilities	577,787	727,693	920,172	1,204,901	1,763,017
Total mezzanine equity	—	—	—	—	206,624
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,025,758	1,220,348	1,404,572	1,680,948	1,991,589
Noncontrolling interests	—	3,496	30,090	39,130	16,482

Total equity	1,025,758	1,223,844	1,434,662	1,720,078	2,008,071

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also need to hire teachers who are capable of delivering innovative and inspirational instruction. The number of teachers in China with the necessary experience and language proficiency to teach our courses is limited and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process, in particular as we continue to expand and add teachers to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. In addition, our teachers may not be able to apply for and obtain the teaching licenses on a timely basis, or at all, which may require us to to rectify such noncompliance or subject us to penalties. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.

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

We have increased the number of our schools in China from 25 as of May 31, 2006 to 87 as of May 31, 2018, and we increased the number of our learning centers in China from 86 as of May 31, 2006 to 994 as of May 31, 2018. We may continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

We consider our trademarks and trade name invaluable to our ability to continue to develop and enhance our brand recognition. We have spent over 20 years building our “New Oriental” brand by emphasizing quality and consistency and building trust among students and parents. From time to time, our trademarks and trade name have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. However, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our trademarks and trade name by unrelated third parties may damage our reputation and brand. In addition, we have spent significant time and expense developing or licensing and localizing the content of certain educational materials, such as books, software, CD-ROMs, magazines, other periodicals and Apps, to enrich our product offerings and meet students’ needs. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

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

Many factors may cause our gross and net margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of 5 and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. The average class size for our short-term language training and test preparation courses started to decrease since the fiscal year ended May 31, 2009. In our fiscal year ended May 31, 2018, the average class size was approximately ten students per class, compared to approximately 30 students per class for fiscal year ended May 31, 2009. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to these factors.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have launched many new services to expand our business and student base. For example, in January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation facilities operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these facilities are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program. As another example, in October 2015, we launched “Baixuehui” non-academic training program, which offers after-school tutoring courses in STEM (science, technology, engineering, and mathematics), sports, dancing, painting, music and arts for students from age 3 to 18. We cooperated with third parties for teaching content and teachers in such non-academic training areas. We had five “Baixuehui” learning centers in Beijing as of May 31, 2018.

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

We derived approximately 33.8% of our total net revenues for the fiscal year ended May 31, 2018 from our operations in Beijing, Shanghai, Hangzhou and Xi’an, and we expect these four cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2018, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

Capacity constraints or system disruptions to our computer systems or websites, any cybersecurity incidents, or a leak of student data could damage our reputation, limit our ability to retain students and increase student enrollments and require us to expend significant resources.

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or unavailability of our online programs. Although we use elastic cloud computing with an aim to timely expand our online program infrastructure to meet demand for such programs, we cannot assure you this will be sufficient to meet the increasing demands of our students as our business continues to grow. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. We used an off-site computer center which is able to restore service within several minutes following significant damage to our on-site computer center.

Although we have built a backup system that runs on different servers for our operating data, we may still lose important student data or suffer disruption to our operations if there is a failure of the database system or the backup system. Our computer networks may also be vulnerable to unauthorized access, hacking, computer viruses and other security problems. Computer hackers may attempt to penetrate our network security and our website. We have in the past experienced several computer attacks, although they did not materially affect our operations. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. We could suffer economic and reputational damages and even bear legal liabilities if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any material compromise in the past. Any interruption to our computer systems or operations could have a material adverse effect on our ability to retain students and increase student enrollments.

We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches, which would increase the cost of our business and eventually have adverse effect on our financial conditions and results of operations.

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

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

Our office, schools and learning centers are mainly located on leased premises. The lease term generally ranges from one to ten years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations and the early termination of for our lease agreements under applicable PRC laws and regulations, or otherwise subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of the relevant lease agreements in practice.

In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us with respect to the defects in our leasehold interests. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. In addition, our teaching institutions are required to pass fire inspection and fire control assessment each year under applicable laws and regulations. If our use of the leased premise is challenged by relevant government authorities for lack of fire inspection, we may be further subject to fines, rectifications and we may need to relocate the affected learning centers and incur additional expenses. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

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

In addition, our online education business is operated by our majority-owned subsidiary, Koolearn Technology Holding Limited, or Koolearn, through a series of contractual arrangements with Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Beijing Xuncheng, and its subsidiaries and shareholders. These contractual arrangements enable Koolearn to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Xuncheng and its subsidiaries; (2) receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiaries in consideration for the services provided by Koolearn’s wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.” In this annual report, we refer to New Oriental China and Beijing Xuncheng as our variable interest entities, and to New Oriental China and its schools and subsidiaries as well as Beijing Xuncheng and its subsidiaries as our consolidated affiliated entities.

Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that:

•

the corporate structure of New Oriental China and its schools and subsidiaries and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries and the wholly-owned subsidiary of Koolearn in China are in compliance with existing PRC laws and regulations; and

•

the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China, and (ii) the contractual arrangements among Koolearn’s wholly-owned subsidiary in China, Beijing Xuncheng and its subsidiaries and shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

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

We have been further advised by our PRC counsel that if we, any of our PRC subsidiaries or consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or consolidated affiliated entities;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and our consolidated affiliated entities;

•	restricting our right to collect revenues or limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring us to restructure our corporate structure or operations; or

•	restricting or prohibiting our use of the proceeds of our future offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our subsidiaries in China or our consolidated affiliated entities.

We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entities, their respective schools and/or subsidiaries and their respective shareholders to operate substantially all of our education business. These contractual arrangements may not be as effective in providing us with control over our variable interest entities as direct ownership. From the legal perspective, if our variable interest entities, any of their schools and/or subsidiaries or their shareholders fails to perform its respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if Beijing Century Friendship Education Investment Co., Ltd., or Century Friendship, the sole shareholder of New Oriental China, were to refuse to transfer its equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to the option agreement, or if it otherwise acts in bad faith toward us, then we may have to take legal action to compel it to fulfill its contractual obligations, which could be time consuming and costly.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2016, 2017 and 2018, our consolidated affiliated entities contributed in aggregate 97.7%, 98.8% and 98.8%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP.

Our ability to enforce the equity pledge agreements between us and the shareholders our variable interest entities may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements among our subsidiaries in China, each of our variable interest entities and their respective shareholders, each shareholder of our variable interest entities agrees to pledge its equity interests in the variable interest entity to our subsidiaries to secure the performance by themselves and by our consolidated affiliated entities of their obligations under the relevant contractual arrangements. The equity pledges of shareholders of our variable interest entities under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of our consolidated affiliated entities or any of the shareholders of our variable interest entities fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of our variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask our PRC subsidiary, a party to the option agreement with the shareholder of our variable interest entities, to designate another PRC person or entity to replace the shareholder pursuant to the direct transfer option we have under the option agreement.

In addition, for New Oriental China, the amount of registered equity interests pledged to our wholly-owned subsidiaries in the registration forms of the local branch of SAIC was stated as RMB3,000,000, RMB18,500,000, RMB9,500,000, RMB14,000,000 and RMB5,000,000, respectively, which in aggregate represent 100% of the registered capital of New Oriental China. The equity pledge agreements with New Oriental China’s shareholder provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of New Oriental China. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of New Oriental China and its schools and subsidiaries for the benefit of us or our wholly-owned subsidiaries.

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

New Oriental China is the majority shareholder of Beijing Xuncheng, holding 74.4945% of Beijing Xuncheng. New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 13.0% of our total common shares issued and outstanding as of September 21, 2018. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or cause Beijing Xuncheng and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and our consolidated affiliated entities are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and our consolidated affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries and our consolidated affiliated entities are members of our senior management who have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiaries and our consolidated affiliated entities, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or consolidated affiliated entity with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Our ability to operate private schools may be subject to significant limitations or may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are the Law for Promoting Private Education (as amended on November 7, 2016 by the Standing Committee of the National People’s Congress and became effective on September 1, 2017), or the Amended Private Education Law, which replaced the Law for Promoting Private Education (2003), and the Implementation Rules for the Law for Promoting Private Education (2004), or the Implementation Rules (2004), the amendment to which is currently under review by the State Council. The implementation of the Amended Private Education Law is still in a transition period pending for the promulgation of amendment to the Implementation Rules (2004) and the adoption of local regulations of by each province in China. Thus the private schools in China, including our schools, are now in a transition period for re-registration according to the Amended Private Education Law and its Implementation Rules and other relevant regulations.

Under the Law for Promoting Private Education (2003), which was replaced and abolished on September 1, 2017, and its Implementation Rules (2004), a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be no less than 25% of the annual increase in the net assets of the school, if any. As of May 31, 2018, 26 of our schools elected as schools not requiring reasonable returns, 37 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified or registered as companies.

Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and the entire income must be used for the operations of the schools. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Under such requirements by the Amended Private Education Law, our schools have yet to be re-registered as non-profit or for-profit private schools during the transition period.

If our schools choose to be for-profit private education entities, they may be subject to PRC enterprise income tax at the rate of 25% and other taxes as if they were enterprises. For the year ended May 31, 2018, schools that accounted for approximately 64.1% of our consolidated net revenues were subject to a 25% income tax rate. Historically, the effective income tax rates for all our schools were 11.05%, 12.17% and 15.35% in the fiscal years ended May 31, 2016, 2017 and 2018, respectively. On the other hand, if our schools choose to be non-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny.

On August 10, 2018, the Ministry of Justice published for public comments a draft of the amended Implementation Rules for the Law for Promoting Private Education, or the Draft Amended Implementation Rules, which has been submitted by the Ministry of Education to the State Council for approval. As of the date of this annual report, the Draft Amended Implementation Rules are still pending for approval. If these rules are signed into law, they would have several impacts on our existing business. For example:

•

Pursuant to the Draft Amended Implementation Rules, private schools that provide pre-school education and degree education, like our kindergartens, private primary and secondary school in Yangzhou and our private secondary school in Beijing, are subject to approval by the government’s education department at or above county level using standards applicable to public schools of the same grade and category. Private training and education entities that provide after-school tutoring services for kindergarten kids or primary, middle and high school students are subject to approval and strict supervision by the government’s education department at or above county level. Private training and education entities that offer courses of languages, art, sports, science and technology, research and other subjects that focus on character education and personality development, as well as private training and education entities that provide non-degree educational services for adults may directly apply to register as a legal person without obtaining prior approval from the relevant education authorities. Pursuant to the foregoing, except for our kindergartens, private primary and secondary school in Yangzhou, our private secondary school in Beijing and our private training and education entities that provide after-school tutoring services, all of our other existing schools would not be required to obtain approval from the government’s education department.

•

The Draft Amended Implementation Rules require private schools providing online diploma-awarding education to hold both a private school operating permit and relevant internet operating permits. Private schools providing any online training and education services, or technology companies providing any online platform or system supporting such online training and educations, shall obtain relevant internet operation permits and file with the government’s education department or the government’s human resources and social security department at provincial level, and shall review and record the identities of entities or individuals who apply for access to their online platforms. None of our schools provides online diploma-awarding education. The operating entity of our online education holds a license for Internet information services, or ICP license. It is unclear at the current stage whether further licenses would be required if the Draft Amended Implementation Rules are signed into law.

•

In addition, the Draft Amended Implementation Rules prohibit any entities that implement collectivization education from gaining control over non-profit schools through mergers and acquisitions, franchise chains, and control agreements. Any agreements between a non-profit private school and its connected party that involve major interests or will be repeatedly performed in a long-term shall be reviewed and audited by relevant government authorities in the aspect of necessity, legitimacy and compliance and shall be arm’s-length transactions. These and other provisions on non-profit private schools, if signed into law, may force all of our training schools to elect to be for-profit schools and may substantially restrict our ability to acquire and control non-profit schools, which may in turn subject our schools to a 25% income tax rate discussed above and adversely affect our financial condition and results of operations.

Recently, several regulations on after-school tutoring activities have been promulgated. For instance, in February 2018, the Ministry of Education, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the SAIC jointly issued the Notice on Effectively Reducing the Extracurricular Burden of Primary and Secondary School Students and Launching Special Governance Actions of After-School Tutoring Institutions. The notice prohibits after-school tutoring institutions from providing courses more advanced than the syllabus and curricula applicable to the respective primary and secondary school students or courses focusing on enhancing students’ exam-taking skills or organizing grade examinations and competitions for primary and secondary school students. It is also forbidden to link the tutoring results at after-school tutoring institutions with the enrollment of primary and secondary schools. The Notice requires that rectification measures shall be taken by after-school tutoring institutions before the end of 2018 for authorities’ inspection, which is scheduled to be completed before June 2019.

On August 22, 2018, the State Council issued an Opinion on Supervising After-School Tutoring Institutions, or the State Council Circular 80, which provides guidance on regulating after-school tutoring institutions that target primary and secondary school students and specifies operating requirements that after-school tutoring institutions must meet. The State Council Circular 80 provides, among other things, that (i) the average available-for-use area per student must be no less than three square meters within the same training hours; (ii) private school shall purchase safety insurance for training participants; (iii) no in-service school teachers shall be hired by after-school tutoring institutions and all the teachers for Chinese, math, English, physics, chemistry and biology courses in after-school tutoring institutions shall obtain relevant teaching qualifications; (iv) the content, classes, enrollment targets, progress and school hours of courses like Chinese, mathematics, English, physics, chemistry, and biology shall be filed with the local education authorities and be made public; (v) the training courses offered to primary and secondary school students shall not be more advanced than the syllabus and curricula applicable to them; (vi) no tutoring courses shall be given after 8:30 p.m., and no homework from after-school institutions shall be allowed; (vii) no grade examination, competition or ranking in connection with the subjects of primary schools or middles schools shall be organized, and no class shall be arranged in conflict with the hours of regular schools, and (viii) no advance tuition fees of more than three months may be collected. See “Item 4. Information on the Company—B. Business Overview—Regulation” for more information. Such requirements in Circular 80 were further emphasized and interpreted in the Circular on Implementing Inspections and Rectification on After-school Training Institutions, promulgated by MOE on September 13, 2018, which requires that (i) the name, content, enrollment target, schedule and time of the classes arranged by the after-school tutoring institutions should be filed with the government’s education department at county level and the after-school tutoring institutions should not recruit any students without such filing; and that (ii) teachers without teaching qualifications should attend the Teaching Qualification Examinations in the second half of 2018 and the after-school tutoring institutions should not hire the teachers who fail to pass such examinations. To comply with these and other requirements, we need to make necessary adjustments to our business and operations, which could be costly and time-consuming. We cannot assure you that we will be in full compliance with such requirements in time or at all. Any failure by us to comply with these and other requirements may subject us to administrative fines or penalties or order to suspend operations, which would materially and adversely affect our reputation, business, financial condition and results of operations.

In addition, under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The contractual arrangements with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiaries in China and our consolidated affiliated entities, do not represent an arm’s-length price and adjust our consolidated affiliated entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated affiliated entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our consolidated affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as foreign-invested enterprises, whereas an entity established in China by an investor from a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor in a restricted industry as indicated in the “negative list,” provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the shares, voting rights or other similar rights of the subject entity; (ii) holding less than 50% of the shares, voting rights or other similar rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise, it will be subject to the foreign investment restrictions or prohibitions set forth in the Negative List issued on June 28, 2018 and became effective on July 28, 2018. Unless the underlying business of the foreign-invested enterprise falls within the Negative List, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the foreign-invested enterprise.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3 Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the Negative List as restricted industry, the VIE structure may be deemed legitimate if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens) or the foreign investment obtains market entry clearance from the Ministry of Commerce. Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the Negative List without market entry clearance may be considered as illegal. There are uncertainties as to whether the Foreign Investment Law, once it is enacted, will have retrospective effect on existing VIE structures such as ours, or will grant real and full grandfathering and grace periods for such existing VIE structures.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold a substantial majority of our total voting power. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it has solicited comments from the public on this point. If the enacted version of the Foreign Investment Law mandate further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

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

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other relevant licenses, and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites, including those used for our online education business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business. For instance, to establish and operate a school to provide language training and test preparation services, we are required to obtain a private school operating permit and to make necessary filings for each learning center with the local counterparts of the Ministry of Education and the Ministry of Civil Affairs. According to the Draft Amended Implementation Rules, we may need to obtain a private school operating permit from relevant local education authorities for our kindergartens, private primary and secondary school in Yangzhou, our private secondary school in Beijing, and our private training and education entities which offer after-school tutoring services for kindergarten kids or primary, middle and high school students. In addition, as we provide online tutoring and education services through our websites and mobile applications, we may also need to make a filing with the local education department or the department of human resources and social security under the Draft Amended Implementation Rules. As of the date of this annual report, the Draft Amended Implementation Rules are still pending for approval.

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

SAFE issued a notice in July 2014, which replaced the previous notice issued in October 2005. The 2014 SAFE notice requires PRC domestic residents, including both PRC domestic institutions and PRC domestic individual residents, to register with the local SAFE branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on 13 February 2015, before establishing or controlling any company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment, financing or conducting roundtrip investment. Such a company located outside of China is referred to in the notice as an “offshore special purpose company.” Our beneficial owners immediately before our initial public offering who are PRC residents had registered with the local branch of SAFE prior to our initial public offering in 2006. The failure of these beneficial owners to timely amend their SAFE registrations, if required, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends or repay loans in foreign exchange to our company or otherwise adversely affect our business.

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

The M&A rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, and the NDRC Circular 11 establish certain procedures for our offshore investing activities, which could make it more difficult for us to pursue growth through acquisitions in and outside China.

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

Further, pursuant to the Circular 11 issued by the NDRC, outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting requirements to the NDRC. According to Circular 11, sensitive projects, such as outbound investment in real estate, hotels, news media, cinemas or sports club, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of the project. The non-sensitive projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment by companies established for financing and investing, such as fund institutions, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of such project. The non-sensitive projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over RMB300 million shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive projects. See “Item 4. Information on the Company—B. Business Overview Regulation—Regulation—Administrative Measures for Outbound Investment by Enterprises” for more detail of Circular 11. If we fail to comply with rules in Circular 11, we may be subject to warnings, project to be suspended for implementation or rectification within a specified time limit.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China, the broadest measure of inflation, was 1.8% for May 2018. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

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

A “high and new technology enterprise” is entitled to a favorable enterprise income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Five of our wholly-owned subsidiaries in China, including Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, Beijing Smart Wood Software Technology Co., Ltd., or Beijing Smart Wood, and two other subsidiaries, are qualified as “high and new technology enterprises.” Beijing Pioneer Technology Co., Ltd., or Beijing Pioneer, one of our wholly-owned subsidiaries in China, is in the process of renewing its qualification of “high and new technology enterprises.” Once the renewal is completed, Beijing Pioneer will be eligible for a the favorable enterprise income tax rate of 15% starting January 1, 2018. Beijing Xuncheng, one of our variable interest entities, is also qualified as “high and new technology enterprises.” An enterprise that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning in the enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Seven of our wholly-owned subsidiaries in China, including Beijing Smart Wood and six of our other wholly-owned subsidiaries in China are qualified as “software enterprises.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.”

According to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, no regulations have been promulgated by the relevant authorities with regard to the preferential income tax treatment applicable to private schools requiring reasonable returns. As of May 31, 2018, 26 of our schools elected as schools not requiring reasonable returns, 37 of our schools elected as requiring reasonable returns and the remaining schools were not classified or registered as companies.

The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools. Pursuant to the Amended Private Education Law, non-profit private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit private schools are still unclear. Other than our primary and secondary schools, which are required to be non-profit schools under the Amended Private Education law, we intend to register all of our schools as for-profit private schools to the extent practicable under the relevant local rules and regulations.

In practice, tax treatments for private schools vary across different cities in China. Private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. For example, Beijing Haidian School was not required by the governing tax bureau to pay any EIT from its establishment through May 31, 2018. However, it is unclear what impact the Amended Private Education Law and any of its potential implementation rules would have on the tax treatment applicable to Beijing Haidian School, and whether Beijing Haidian School would continue to enjoy the preferential tax treatment in the future.

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

In addition, the State Administration of Taxation issued a bulletin to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Moreover, the State Administration of Taxation issued a bulletin in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

According to Bulletin 7, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 7 and Bulletin 37. As a result, we and our non-resident investors may have the risk of being taxed under Bulletin 7 and Bulletin 37 and may be required to spend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that we or our non-resident investors should not be taxed under Bulletin 7 and Bulletin 37, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

If we fail to obtain and maintain the licenses and approvals required under the ambiguous regulatory environment for online education in China, our business, financial condition and results of operations may be materially and adversely affected.

The online education industry in China is still in its nascent stage. The relevant laws and regulations are relatively new and still evolving, and their interpretation and enforcement involve significant uncertainty and ambiguity. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC governmental regulation of the internet industry include, but are not limited to, the following.

The production, editing, transmission to the public through our online platform or mobile applications of our course materials and audio-visual content, may be deemed as providing audio-video programs or internet culture services under relevant PRC Laws. Thus, we may be required to obtain the License for Radio and TV Program Production and Operation License, License for Online Transmission of Audio-Visual Programs or Internet Culture Operation License as currently there is no further official or publicly available interpretation of whether such content would be deemed “Radio and TV Program Production,” “Audio-Visual Programs” or “Internet cultural products.” In light of the confirmation of the competent PRC government authorities, as of the date of this annual report, we are not explicitly required to obtain those licenses under current regulations and regulatory policies. However, we cannot assure that the competent PRC government authorities will not subsequently take a contrary view, especially in light of new regulatory developments. If the government authorities determine that our online tutoring services fall within the scope of business operations that require the above-mentioned licenses or other licenses or permits, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all, and failure to obtain such licenses or permits may subject us to fines, legal sanctions or an order to suspend our online tutoring services.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission (the “SEC”), as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities, our auditors are not currently inspected by the PCAOB.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or the deregistration of our ADSs from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 8, Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the lawsuit. In the event that our initial defense of the lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome, including any plaintiff’s appeal of a judgment in the lawsuit, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either, (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2018 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2018. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Beijing Xuncheng, a then majority-owned subsidiary of New Oriental China, which operates our several online education platforms together with its subsidiaries, one of which is koolearn.com, listed its shares on the National Equities Exchange and Quotations in China for trading from March 21, 2017 to February 14, 2018 whereby it completed a voluntary delisting from the National Equities Exchange and Quotations. Subsequent to its delisting, Beijing Xuncheng went through a series of restructuring transactions and became a variable interest entity controlled by Koolearn Technology Holding Limited, or Koolearn, a majority-owned subsidiary of our offshore holding company. In July 2018, Koolearn submitted an application for its initial public offering and the listing of its shares on the Stock Exchange of Hong Kong Limited.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 75 cities in China.

B.	Business Overview

We are the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. We offer a wide range of educational programs, services and products, consisting primarily of language training and test preparation, pre-school, primary and secondary school education, online education, content development and distribution, overseas study consulting services, and study tour. We provide educational services primarily under our “New Oriental” brand, which we believe is the leading consumer brand in China’s private education sector.

Since our inception in 1993, we have had approximately 36.5 million cumulative student enrollments. In the fiscal year ended May 31, 2018, we had over 6.3 million student enrollments, including approximately 5.5 million student enrollments in our K-12 after-school tutoring courses, approximately 0.6 million student enrollments in our test preparation courses and approximately 0.1 million student enrollments in our language training programs. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$1,478.3 million for the fiscal year ended May 31, 2016 to US$2,447.4 million for the fiscal year ended May 31, 2018, representing a compound annual growth rate, or CAGR, of 28.7%. Net revenues from our language training and test preparation courses accounted for 83.8%, 83.9% and 82.7%, respectively, of our total net revenues in the fiscal years ended May 31, 2016, 2017 and 2018. Net income attributable to New Oriental Education & Technology Group Inc. increased from US$224.9 million in the fiscal year ended May 31, 2016 to US$296.1 million in the fiscal year ended May 31, 2018, representing a CAGR of 14.7%.

Our Network

As of May 31, 2018, we deliver our educational programs, services and products to students through our extensive network of 87 schools, 994 learning centers and 18 bookstores operated by us, approximately 28,100 teachers in 75 cities and websites, as well as through 158 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We plan to continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for our Yangzhou school, part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Changsha, Hangzhou and Zhengzhou. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2018.

City	Number of schools	Number of learning centers	Number of bookstores
Beijing	5	105	1
Shanghai	1	57	1
Guangzhou	1	36	1
Wuhan	1	57	1
Yangzhou	3	—	—
Tianjin	1	32	—
Xi’an	1	34	1
Nanjing	2	20	—
Shenyang	1	31	—
Chongqing	1	16	1
Chengdu	1	29	1
Shenzhen	1	21	—
Xiangyang	1	12	—
Taiyuan	1	30	—
Haerbin	1	12	1
Changsha	1	33	—
Jinan	1	16	—
Zhengzhou	1	37	—
Hangzhou	1	44	1
Changchun	3	20	1
Shijiazhuang	1	15	—
Suzhou	1	34	1
Zhuzhou	1	1	—
Anshan	1	1	—
Hefei	1	29	—
Kunming	1	20	—
Wuxi	1	13	—
Foshan	1	5	—
Fuzhou	1	18	—
Yichang	1	4	—
Nanchang	1	29	1

City	Number of schools	Number of learning centers	Number of bookstores
Jingzhou	1	5	—
Dalian	1	7	1
Lanzhou	1	14	1
Huangshi	1	2	—
Ningbo	1	8	—
Xiamen	1	26	—
Qingdao	4	20	—
Nanning	1	8	—
Xuzhou	1	4	1
Xiangtan	1	2	—
Zhenjiang	1	3	—
Luoyang	1	10	—
Nantong	1	3	—
Jilin	1	6	—
Guiyang	1	10	—
Hohhot	1	5	1
Tangshan	1	9	—
Urumqi	1	6	1
Shiyan	1	4	—
Quanzhou	1	—	—
Wenzhou	1	3	—
Weifang	1	2	—
Zhuhai	1	2	1
Jinzhou	1	2	—
Baoding	1	2	—
Yantai	1	3	—
Taian	1	—	—
Kaifeng	1	—	—
Cangzhou	1	—	—
Qinhuangdao	1	—	—
Anyang	1	—	—
Handan	1	—	—
Zhangzhou	1	—	—
Nanyang	1	1	—
Zhongshan	1	—	—
Yinchuan	1	—	—
Shaoxing	1	7	—
Huzhou	1	1	—
Hong Kong	1	—	—
Yancheng	1	1	—
Lianyungang	1	—	—
Jiaozuo	1	7	—
Dongguan	1	—	—
Haikou	1	—	—
Total	87	994	18

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a full-time secondary school in Beijing, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We update and expand our course offerings frequently in response to evolving market needs. We currently have a full-time staff of approximately 900 people involved in our centralized curriculum development process. Our program, service and product offerings are generally divided into seven areas: test preparation; K-12 after-school tutoring; language training; pre-school, primary and secondary schools; educational content, software and other technology development and distribution; online education; and other services and products.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2018, we had approximately 576,000 student enrollments in our test preparation courses, of which approximately 280,000 were in overseas test preparation courses, 296,000 were in PRC test preparation courses.

We offer test preparation courses for the following major overseas exams: TOEFL, SAT, ACT, IELTS, GRE, GMAT, LSAT, BEC and TOEIC. In addition, we offer test preparation classes for the following major PRC admissions tests: CET 4, CET 6, National Tests for Entrance into Master’s Degree Programs, and PETS.

In our fiscal year ended May 31, 2018, approximately 29.7% and 9.5% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 9.7% and 9.5% of the total student enrollments in our PRC test preparation courses took place in Wuhan and Haerbin, respectively. Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized VIP class, our experienced teachers generally teach in classes ranging from 6 to 50 students. Our students enroll in a 50 to 280 hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB1,500 to RMB37,000 per course.

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

Our typical U-Can All Subjects after-school tutoring courses for middle school and high school students last for 8 to 16 weeks with classroom instruction one to four times per week for 1.5 to 4 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of these courses typically range from 12 to approximately 50 students per class.

In our fiscal year ended May 31, 2018, we had approximately 3,032,000 student enrollments in our after-school tutoring courses for middle school and high school students, and approximately 15.9% and 8.5% of the enrollments took place in Beijing and Xi’an, respectively. Course fees for our all subject after-school tutoring courses for middle school and high school students range from approximately RMB500 to approximately RMB4,000 per course.

After-School Tutoring Courses for Children. English is a major subject in primary schools. We established our English for children program in 2002 for children in kindergarten through grade six and it has achieved rapid growth since that time. We designed our English for children program based upon the following principles: (1) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula and the skills and abilities of the individual child and adapting to his or her particular needs; (2) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (3) we help children develop a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2008, we launched our “Pop Kids All Subjects” training program, which offered after-school tutoring courses in English, Chinese, math, writing, music and arts for children in kindergarten and primary schools.

Our after-school tutoring courses for children are typically divided into classes of 8 to approximately 24 students per class. Students attend class approximately two times per week for 2 to 3 hours per class. We test our students to measure their progress and make sure they are progressing as needed to advance to the next book and class level without jeopardizing the fundamentals that will allow them to excel in the future.

In our fiscal year ended May 31, 2018, we had approximately 2,424,000 student enrollments in our Pop Kids All Subjects after-school tutoring courses and approximately 8.0% and 8.0% of the enrollments took place in Beijing and Wuhan, respectively. Course fees for these courses range from approximately RMB300 to approximately RMB4,000 per course.

Language Training Courses for Adults

We provide various types of English language training courses as well as training courses for other foreign languages, including German, Japanese, French, Korean, Italian and Spanish.

English language training courses is a primary component of our language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency. Our English for adults program offers courses designed to teach and improve students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for 6 to 12 weeks with classroom instruction 1 to 5 times per week for 1.5 to 2.5 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of our English courses for adults typically range from 6 to approximately 60 students per class.

In our fiscal year ended May 31, 2018, we had approximately 72,000 student enrollments in our English courses for adults and approximately 42.1% and 15.2% of the total enrollments were for courses taught in Beijing and Shanghai, respectively. Course fees for our English courses for adults range from approximately RMB400 to approximately RMB5,700 per course.

Pre-school, Primary and Secondary Schools

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. As of May 31, 2018, there were over 3,700 students at the Yangzhou school, approximately 40% to 50% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 370 teachers and 360 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2018, the school accepted 1,211 students out of over approximately 1,900 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2018, tuition at the Yangzhou school ranged from RMB17,600 to RMB95,000 per year.

In July 2006, we established an international high school program within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high school aims to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. Of the students of the class of 2018 of the international high school program at our Yangzhou school, 98% was admitted into at least one of the top 100 universities in the United States. In our fiscal year ended May 31, 2018, tuition at our international school ranges from RMB95,000 to RMB120,000 per year.

In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing. We opened our second kindergarten in Nanjing in April 2009, the third one in Yangzhou in August 2014, the fourth one in Beijing in January 2017, and the fifth one in Hong Kong in September 2017. As of May 31, 2018, there were approximately 920 students at these kindergartens. In December 2014, we acquired a kindergarten chain in the city of Qingdao with three schools, which had approximately 790 students as of May 31, 2018.

Educational Content, Software and other Technology Development and Distribution

We develop and edit educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals. We distribute these materials through various distribution channels, consisting of our classrooms and bookstores as well as third-party distributors. In the fiscal year ended May 31, 2018, we developed and edited about 205 titles and distributed approximately 21.6 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with British Council, Cengage Learning, Monash College Pty Ltd, NCUK, International Baccalaureate, Bell Education, ETS, Cambridge University Press, Cambridge English Language Assessment, The McGraw-Hill Companies, Oxford University Press, Harper Collins, ACT, Stanford University, Carnegie Mellon University, or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

Online Education

We primarily offer online education courses to students covering a full spectrum of ages in three core categories—college education, K-12 education and pre-school education. We provide our courses and products through different online platforms and mobile applications in multiple formats, including live and pre-recorded courses for different class sizes.

College education. Our college education services primarily include college test preparation, overseas test preparation, and English language learning. Our courses target college students and working professionals preparing for standardized tests or seeking to improve their English language proficiency. Our services in the college category were launched in 2005 and are provided through Koolearn and Koo platforms.

K-12 education. Our K-12 education services comprise after-school tutoring courses which cover the majority of standard school subjects from primary to high school in China, and we offer preparation courses designed for standardized college and high school entrance exams. We launched our K-12 course offerings in 2015. Leveraging our expertise in K-12, in 2017, we also launched our innovative DFUB courses, a location-based live interactive tutoring service targeting students in lower-tier cities where offline infrastructure may not be as convenient and there is growing demand for an effective online platform accessible anytime, anywhere.

Pre-school education. Our pre-school education category offers child-friendly online educational content delivered through our Donut English-learning and child education apps and Donut live online English classroom courses. We launched our Donut app series in 2012 and Donut live online classroom in 2017.

In addition, using our online education modules, we also provide educational content packages to schools and institutional customers such as universities, public libraries, telecom operators and online video streaming providers.

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

Brand Name Cooperation. In January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation schools operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these schools are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program. As of May 31, 2018, there were a total of 12 brand cooperation schools offering our “Pop Kids” English program. For the fiscal years ended May 31, 2016, 2017 and 2018, we recognized revenues in an aggregate amount of US$265 thousand, US$311 thousand and US$591 thousand, respectively, from license and training fees received from these schools.

Overseas Study Tour. In May 2012, we started our overseas study tour business, organizing primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, attend summer/winter school programs, or take part in other educational activities. For the fiscal year ended May 31, 2018, we recognized revenues of US$19.4 million from organizing overseas study tour.

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

Advertisements. We advertise through our own websites and also on China’s mainstream online media, such as social media, search engines, news and vertical websites. We also have advertising arrangements with traditional media, such as national and regional newspapers, outdoors, building lobby or elevator LCD displays. In addition, we have established a large number of communities where we interact with customers directly through the provision of content and services.

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

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education, as most recently amended in November 2016, and the Implementation Rules for the Law for Promoting Private Education, and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of the relevant provisions of these regulations.

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

On December 27, 2015, the National People’s Congress amended the Education Law of the PRC, which became effective on June 1, 2016. The amended Education Law of the PRC, among other things, abolished the provision that prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

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

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, under the above regulations, the operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the governmental pricing authority and publicly disclose such information. Except for our primary and secondary school in Yangzhou and a private secondary school in Beijing, which provide graduation certifications to students, none of the schools operated by New Oriental China provides a diploma or certification to students.

Before September 1, 2017, the date the Amended Private Education Law became effective, private education is treated as a public welfare undertaking in all aspects under the Law for Promoting Private Education and its Implementation Rules. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools were divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns was required to be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable return was required to be determined by the school’s board of directors, taking into consideration the following factors: (1) items and criteria for the school’s fees, (2) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected, and (3) the admission standards and educational quality. The relevant information relating to the above factors was required to be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns was also required to be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provided a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations set forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

Every private school was required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that required reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that did not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Amended Private Education Law, which became effective on September 1, 2017.

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

On September 1, 2017, SAIC and MOE jointly issued the Notice of Relevant Work on the Registration and Management of the Name of For-Profit Private Schools, which specifies the requirements on the names of for-profit private schools.

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

•

specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including specific measures for registration of pre-existing private schools and the collection of non-profit private schools’ fees, specific requirements for authenticating various parties’ property rights of for-profit private schools, taxation policies for for-profit private schools.

As of the date of this annual report, certain local governments, for example, Shanghai, Jiangsu province, Hebei province, Shaanxi province and Hainan Province, have promulgated their local regulations relating to legal person registration and administration for private schools and certain local governments, for example, Shanghai, Jiangsu, Hubei, Hebei, Zhejiang, Yunnan, Gansu, Anhui and Liaoning, have promulgated general guidance to encourage the development of private schools. Among these local regulations and guidance, some local governments, such as Shanghai, Hubei, Hebei, Anhui, Yunnan and Zhejiang require the existing private schools to register either as for-profit or non-profit schools within a specific time period. Preferential tax treatments granted to our schools by governmental authorities are subject to review and may be adjusted or revoked at any time in the future.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2018, New Oriental China was the sponsor of 87 schools.

Before September 1, 2017, the date the Amended Private Education Law became effective, the “sponsorship interest” that a sponsor holds in a private school is, for all practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. Pursuant to the Implementation Rules for Promoting Private Education, a sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. Pursuant to the Law for Promoting Private Education, the capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, pursuant to the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, the sponsor of a private school has the right to exercise ultimate control over the school. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs.

As of September 1, 2017, we were not aware that PRC law provides that upon liquidation of a private school, the sponsor is legally restricted to receive only its invested capital and is not allowed to have other return. As of September 1, 2017, there was no national law that addresses this subject one way or the other. In the absence of a national law providing for the sponsor’s rights upon liquidation of a private school, provincial regulations and interpretations are ambiguous and inconsistent on this subject. There were local regulations or interpretations that specifically provide that sponsors are entitled to private schools’ residual assets pro rata based on their respective capital contribution. Nevertheless, there were also local regulations that are less clear in this regard.

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

Upon the effectiveness of the Amended Private Education Law in September 2017, sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools. The remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools, whereas the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law.

Regulations on After-School Tutoring

The State Council issued an Opinion on Supervising After-School Tutoring Institutions on August 22, 2018, which provided various guidance on regulating after-school tutoring institutions that target primary and secondary school students (the “State Council Circular 80”). The State Council Circular 80 provides for the standardization of approval and registration of after-school tutoring institutions, and requires relevant governmental authorities to conduct special administration strengthening regulations on after-school tutoring institutions. The State Council Circular 80 specifies operating requirements that after-school tutoring institutions must meet. Such requirements include, among other things, that (i) the average available-for-use area per student within the same training hours shall be no less than three square meters, (ii) private school shall purchase safety insurance for training participants, and (iii) no in-service school teachers shall be hired by after-school tutoring institutions and all the teachers for Chinese, math, English, physics, chemistry and biology courses in after-school tutoring institutions shall obtain relevant teaching qualifications.

With respect to the examination and approval of after-school tutoring institutions, the State Council Circular 80 requires that no tutoring activities shall be conducted under the names of home schooling, consultation, culture transmission, etc., and that the operating permit for running a school must be obtained and the registration of business license or other lawful license shall be completed in compliance with the setting standard, failure of which shall cause suspension of licenses or termination of school operations unless rectification is timely made. The State Council Circular 80 further requires that setting up branches or learning centers by any after-school tutoring institutions within the same county shall be subject to approval by the local administrative departments for education of the same county, while setting-up cross-county branches or learning centers shall be subject to approval by the local administration of education where the branches are located.

In addition, the State Council Circular 80 provides detailed guidance on tutoring activities, which include, among other things, (i) the contents, classes, enrollment targets, progress, and school hours of courses like Chinese, mathematics, English, physics, chemistry, and biology shall be filed with the local administration of education and be made public; (ii) the training courses offered to the primary and secondary school students shall not be more advanced than the syllabus and curricula applicable to them; (iii) no tutoring courses shall be given after 8:30 p.m., and no homework from after-school institutions shall be allowed; (iv) no grade examination, competition or ranking in connection with the subjects of primary schools or middles schools shall be organized, and no class shall be arranged in conflict with the time or regular schools, and (v) no advance tuition fees of more than three months may be collected, and the tutoring institutions shall set up a special account for the tuition and incidental fees and strictly control the minimum balance of the account and the flow of large-value funds. Furthermore, no fees or mandatory fundraising may be imposed.

The State Council Circular 80 strengthens the supervision and management of routine operations of after-school tutoring institutions requiring, among others, that the administrations of education shall (i) lead organization in comprehensive legal implementation over the after-school tutoring market, inspect and implement jointly with the administrations in human resources and social security, civil affairs, public security, emergency management, health and food supervision, (ii) implement the annual inspection and annual reporting policy including requiring the periodical reports, interim reports of significantly adverse impacts upon the corporate operations, and (iii) carry out the black-name list and white-name list policy to timely publicize at the official websites of the governments regarding any institution who fails in meeting legal requirements.

The State Council Circular 80 emphasizes the improvement of educating capabilities of primary schools and secondary schools. It puts an end to the phenomena of “no teaching in class but teaching in after-school tutoring institutions after class”, sets up a flexible school-leaving policy and encourages schools to help students to cultivate interests and broaden visions, to explore the potentials of school teachers and pro-actively utilize after-school resources, to give the choices of accepting after-school services to the students and parents.

In connection to the online education service providers, the State Council Circular 80 provides that the administrative departments of networking, culture, industry and information technology, radio and television shall cooperate with the education department to supervise online education within their respective responsibilities.

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

Foreign Investment Access Special Management Measures (Negative List) (2018 Version)

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approved by or filed with the Ministry of Commerce or its local branch. In approving such capital contributions, the Ministry of Commerce or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Industrial Guidance Catalog (2017) issued in June, 2017, or Catalog 2017, for the catalogs of “encourage” and Foreign Investment Access Special Management Measures (Negative List) (2018 Version), or the Negative List, for the catalogs of “restricted” and “prohibited. Industries not listed in the Negative List and Catalog 2017 are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List was issued on June 28, 2018 and became effective on July 28, 2018.

Under such Negative List, pre-school education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allow to operate pre-school education, senior high schools and higher education in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions.

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

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates within the issuance of various certificates.

Setting up education websites and online education schools was subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school had to, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to Be Retained, pursuant to which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administration Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished.

Notwithstanding these decisions formulated by the State Council, as the Administrative Regulations on Educational Websites and Online Education Schools were not explicitly abolished, in practice, certain local authorities continue to implement the approval requirement for setting up education websites and online education schools until February 3, 2016, when the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, explicitly withdrew the approval requirements for operating educational websites and online education schools as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai, or the Shanghai Implementation Regulations, collectively. Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to institutions that provide training services only through the Internet will be further promulgated separately. These management measures and regulations have not yet been introduced as of the date hereof.

Regulations on Publishing and Distribution of Publications

The State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which was most recently amended on February 6, 2016. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Publication Regulations, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. In addition, according to the effective Negative List, foreign investors are prohibited from engaging in the publishing business. Therefore, our subsidiaries and New Oriental China and its schools and subsidiaries are not permitted to engage in the publishing business under this regulation. Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of New Oriental China, has been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content, to comply with the Publication Regulations.

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

GAPP issued new Administrative Regulations on Publications Market, effective on June 1, 2016, abolished the old regulation. According to the new regulation, any organization or individual engaged in whole sale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of GAPP; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of GAPP at the county level. According to the new regulation, foreign-invested enterprises are allowed to engage in the business of distribution of publications. Foreign investors who intends to establish an enterprise engaging in the business of distribution of publications and foreign-invested enterprise which intends to engage in the business of distribution of publications shall firstly obtain the approval from local branch of the Ministry of Commerce. If and upon approval, the Ministry of Commerce will issue the Approval Certificate for Foreign-Invested Enterprises, on which the business scope of distribution of publications is specified along with the word “subject to the permission in this industry.” Afterwards, the foreign-invested enterprise shall file with its business scope of distribution of publications local office of the SAIC and shall obtain the Permit for Operating Publications Business from relevant offices of the GAPP before engaging in the business of distribution of publications.

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products was required to secure a Business Certificate for Audio-Video Products from the relevant culture authorities. The Administrative Regulations on Publishing Audio-Video Products was later amended in 2011, 2013 and was most recently amended on January 2, 2016, pursuant to which the Business Certificate for Audio-Video Products was replaced by the Permit for Operating Publications Business and entities or individuals engaging in distribution of audio-video products shall only need to hold a Permit for Operating Publications Business, while a Business Certificate for Audio-Video Products shall no longer be needed.

The subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications have obtained the relevant Permits for Operating Publications Business. During the term of the above-mentioned permits or licenses, GAPP or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits or licenses. If the subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.

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

As a subsector of the value-added telecommunications business, Internet information services are also regulated by the Administrative Measures on Internet Information Services promulgated by the State Council, or the Internet Information Measures. The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. Beijing Xuncheng has obtained the ICP license.

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

Regulations on Internet Culture Activities

The Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003, which became effective on July 1, 2003, and which were amended on July 1, 2004 and February 17, 2011. The Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, games, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

According to an answer published on the official website of the local counterpart of MOC in Beijing on August 2, 2017, educational products are not deemed as “internet cultural products” defined under the Internet Culture Provisions. Currently, Beijing Xuncheng and its subsidiaries are all located in Beijing and are therefore not required to obtain the Internet Culture Operation License.

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

The SARFT and MIIT issued the Internet Audio-Video Program Measures, revised in August 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a license for disseminating audio-video programs through information network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. The SARFT promulgated the Notice on Several Issues regarding the license for disseminating audio-video programs through information network in 2009. The Notice restates the necessity of applying for such license and sets forth the legal liabilities for those providing Internet audio-video program services without the license.

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

According to the confirmation from the local counterpart of SAFT in Beijing, provision of online educational courses do not fall within the definition of “online audio-visual program services” under the Audio-Visual Program Provisions and as a result, the License for Online Transmission of Audio-Visual Programs is not required for the operation of Beijing Xuncheng and its subsidiaries.

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

Domain names. Pursuant to the Measures for the Administration of Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology of the PRC on August 24, 2017 with effect from November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service. Domain name applicants shall provide true, accurate and complete identification of the domain name holder as requested by the domain name registration service provider.

Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, RMB is freely convertible to current account items, such as trade-related receipts and payments, interest and dividend. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart or prior registration with banks for conversion of RMB into a foreign currency.

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

SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, to regulate the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The circular requires that the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the local branch of Administration for Industries and Commerce and, unless set forth in the business scope or in PRC regulations, may not be used for equity investments within the PRC. In addition, SAFE has strengthened its oversight of the flow and use of the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB paid-in capital may not be changed without SAFE’s approval. Violations of Circular 142 will result in severe monetary or other penalties.

SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19, effective in June 2015 to abolish SAFE Circular 142, but the foregoing rules have been retained in SAFE Circular 19. SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, effective in June 2015, pursuant to which annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment. SAFE issued Notice on reform and regulations of the Administration Policy of Foreign Exchange under Capital Account, or SAFE Circular 16, effective June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As SAFE Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rule to more effectively regulate foreign investment in PRC domestic enterprises. The M&A Rule, as amended on June 22, 2009, provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exists: (1) the transaction involves an important industry in China, (2) the transaction may affect national “economic security,” or (3) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. Complying with the requirements of the M&A Rules to complete acquisitions of PRC companies by foreign investors could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the ability to complete such transactions.

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

According to the Circular On Several Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry promulgated by the State Council in January 2011 and the Circular On Policies of Enterprises Income Tax for Further Encouraging the Development of Software Industry and Integrated Circuit Industry, jointly promulgated by the Ministry of Finance and the State Administration of Taxation in April 2012 and effective from January 1, 2011, or Circular 27, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, is exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years.

Enterprises which have been entitled to similar tax preferential treatments according to previous tax regulations are allowed to continue enjoying the above preferential treatments until the tax holiday granted to them expires, even though they were established before January 1, 2011.

Pursuant to the Notice on Issues Related to the Enterprise Income Tax Preferential Policies of Software and Integrated Circuit Industry on May 4, 2016, the software enterprises which enjoy preferential tax treatments shall provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments. In addition, pursuant to the Measures for Handling Matters Relating to Preferential Enterprise Income Tax Policies promulgated by the State Administration of Taxation on April 25, 2018, or Circular 23, an enterprise shall independently judge whether it satisfies the conditions prescribed under preferential taxation policies. The enterprises which satisfy such conditions shall calculate the tax reduction amount and enjoy the preferential tax treatments by filling out and submitting the enterprise income tax returns to the competent tax authority, and properly collect and retain relevant materials for future reference. For software enterprises, materials listed in the “follow-up management requirements,” which are contained in the catalogue attached to Circular 23, shall be prepared and submitted to the competent tax authority after annual financial settlement completed every year.

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

In addition, the State Administration of Taxation issued a bulletin in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules.

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

PRC Withholding Tax. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, dividends paid to shareholders residing in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the DTA. In January 2018, the State Administration of Taxation promulgated Circular 9, to clarify the definition of beneficial owner under PRC tax treaties and tax arrangements. According to Circular 9, a beneficial owner refers to a party who holds ownership and control over incomes or the rights or assets from which the incomes are derived. In determining whether a resident of the other contracting party to a double taxation agreement, or a DTA, who is applying for enjoying preferential treatment under the DTA has the status as a beneficial owner, comprehensive analysis shall be conducted in light of the actual circumstances of the specific case and based on several factors, include among others, if (1) an applicant is under the obligation to pay 50% or more of the incomes received to any resident of any third country (region) within 12 months upon receipt of the incomes; and (2) if the business activities carried out by an applicant constitutes substantive business activities. Substantive business activities shall include substantive manufacturing, distribution, management and other activities. Whether an applicant’s business activities are substantive shall be determined based on the functions actually performed by the applicant and the risks assumed thereby. The substantive investment and shareholding management activities carried out by the applicant may constitute substantive business activities. Where the applicant concurrently engages in investment and shareholding management activities that do not constitute substantive business activities and other business activities, if the other business activities are not significant enough, the applicant will not be considered as engaging in substantive business activities and hence more likely not a beneficial owner. In addition, if the incomes derived by any of the following applicants from China are dividends, the relevant applicant may be directly determined as having the status of a “beneficial owner”:

•	The government of the other contracting party to the relevant DTA;

•	A company that is a resident of, and is listed on the market of, the other contracting party to the relevant DTA;

•	A resident individual of the other contracting party to the relevant DTA; or

•

Where one or more parties referred to in Item (1) through Item (3) directly or indirectly hold 100% of the shares of the applicant, and the mid-tier in the case of indirect shareholding is a resident of China or a resident of the other contracting party to the relevant DTA.

Further, According to Circular 9, agents or designated payees are not beneficial owners. The fact that an applicant collects incomes via an agent or a designated payee does not affect the determination of whether the applicant has the status of a beneficial owner irrespective of whether an agent or a designated payee is a resident of the other contracting party to the relevant DTA.

According to such SAT Circular 9, if the business activities carried out by an applicant do not constitute substantive business activities, then such applicant is likely not to be regarded as a beneficial owner. Our wholly-owned Hong Kong subsidiaries, Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, own 100% of our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the EIT Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the DTA. If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, it will not be entitled to the treaty benefits under the DTA. As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the DTA.

In addition, in December 21, 2017, SAT promulgated Notice on Issues Concerning the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, or Circular 88. According to the Circular 88, where overseas investors use the profits obtained from resident enterprises within China to invest directly in the encouraged investment projects, the deferred tax payment policy shall apply thereto and withholding income tax thereon shall be exempted temporarily. An overseas investor that is entitled to but has not actually enjoyed the policy of temporary exemption of withholding income tax under this Notice may apply to retroactively enjoy such policy within three years from the date of actual payment of relevant tax and for refund of the tax already paid.

According to the Circular 88, for the temporary exemption of overseas investors from payment of withholding income tax, the following conditions must be satisfied at the same time:

(1) Direct investment made by overseas investors with the profits distributed thereto, includes their activities of equity investment with the distributed profits such as capital increase, new establishment and equity purchase and excludes the increase through purchase or distribution and purchase of the shares of listed companies (excluding the conforming strategic investment), specifically including: (i) Increasing through purchase or distribution of the paid-in capital or capital reserve of resident enterprises within PRC; (ii) Investing in new establishment of resident enterprises within PRC; (iii) Purchasing the shares of resident enterprises within China from nonaffiliated parties; and (iv) Other methods prescribed by the Ministry of Finance and the State Administration of Taxation. The enterprises in which overseas investors invest through above investment activities shall be collectively referred to the invested enterprises.

(2) The profits distributed to overseas investors fall under the dividends, bonus and other equity investment income formed from the actual distribution of the retained income already realized by resident enterprises within China to investors.

(3) Where the profits used by overseas investors for direct investment are paid in cash, relevant amounts shall be transferred directly from the accounts of the profits distributing enterprises to the accounts of the invested enterprises or equity transferors and shall not be circulated among other domestic and overseas accounts before direct investment; where the profits used by overseas investors for direct investment are paid in kind, negotiable securities and other non-cash form, the ownership to relevant assets shall be transferred directly from the profits distributing enterprises to the invested enterprises or equity transferors and shall not be held by other enterprises and individuals on behalf thereof or temporarily.

(4) Direct investment by overseas investors in encouraged investment projects means that the invested enterprises engage in the business activities within the following scope prescribed below during the term of investment by overseas investors: (i) Falling within the catalogue of the industries for encouraging foreign investment as listed in the Catalogue of Industries for Guiding Foreign Investment; and (ii) Falling within the Catalogue of the Advantageous Industries for Foreign Investment in Central and Western Regions.

In addition, pursuant to the Announcement of the State Administration of Taxation on Issues Concerning the Implementation of the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits promulgated by SAT on January 2, 2018 and retroactively effective on January 1, 2017, the business activities prescribed in Item (4) of Circular 88 shall include one or more of the following economic activities relating to encouraged investment projects: (i) manufacturing products or providing services; (ii) research and development activities; (iii) investment in construction projects or purchase of machines and equipment; and (iv) other business activities.

PRC Value-Added Tax (VAT). The VAT reform program change the charge of sales tax from business tax to VAT for certain pilot industries, and was initially applied only to certain pilot industries in Shanghai and was extended to apply nationwide and to cover more additional industry sectors. On March 24, 2016, the Ministry of Finance and the State Administration promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax, effective on May 1, 2016. On June 18, 2016, the Ministry of Finance and the State Administration of Taxation promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax in the Policy of Reinsurance, Real Estate Leasehold and Non-degree Education, in which the general taxpayers providing non-academic education services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%.

Laws of Protection of Personal Information of Citizen

According to the Law on the Protection of Consumer Rights and Interests, business operators must collect and use personal information of consumers in a lawful and proper manner by following the principle that information collection or use is genuinely necessary. They must expressly state the purposes, methods and scope of information collection or use, and obtain the consent of the consumers whose information is to be collected. To collect or use the personal information of consumers, business operators must disclose their information collection or use rules, and may not collect or use information in violation of laws or regulations, or in breach of any agreements between the parties concerned. Business operators and their staff members must strictly keep confidential the personal information of consumers collected, and may not divulge, sell or illegally provide others with such information.

According to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information of Citizens, if a business operator collects personal information of citizens by purchasing, accepting or exchanging, or collects personal information of citizens in the course of performing their duties and providing services in violation of relevant laws and regulations of the State and meet one of the following standards, such operator will be considered in breach of criminal law and such operator and its responsible personnel must undertake criminal liabilities: (i) illegal acquisition, sale or provision of more than 50 pieces of track information, communication content, credit information or property information; (ii) illegal acquisition, sale, or provision of more than 500 pieces of accommodation information, communication records, health and physiological information, trading information, and other personal information which may affect the safety of personal and property; (iii) illegal acquisition, sale, or provision of more than 5000 pieces of personal information other than the information mentioned in the preceding (i) and (ii); (iv) the profits generated from using the illegally collected and acquired personal information is more than RMB50,000; and (v) resale the personal information collected during the course of performing their duties and providing service and the amount of resold personal information reaches 50% of the prescribed standard mentioned in (i) (ii), (iii) or (iv), as applicable.

Laws of Network Security

According to the Law of Network Security promulgated in November 7, 2016 and effective on June 1, 2017, in construction or operation of networks or supply of services through networks, technical measures and other necessary measures must be implemented in accordance with laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Law of Network Security provides that, among other things, the network operators must perform the following obligations:

•

protect networks from disturbance, damage or unauthorized access and prevent network data from being divulged, stolen or tampered with in accordance with the requirements of security graded protection system;

•

comply with the compulsory requirements of relevant national standards and take remedial measures to promptly notify users in accordance with relevant provisions and report the same to relevant competent authorities in a timely manner if they find that their network products or services have security defects, loopholes or other risks;

•	provide security maintenance for their products and services on a continuous basis;

•	comply with relevant laws and administrative regulations on protection of personal information;

•

require users to provide authentic identity information when they enter into agreements with the users or when they confirm the supply of services where the network operators handle the network access or domain name registration services, the access formalities for fixed-line telephone or mobile phone for users, or provide users with the services of information release or instant messaging;

•

formulate emergency response plans for network security incidents and dispose of system loopholes, computer virus, network attack, network intrusion and any other security risks in a timely manner and initiate the emergency response plans, take appropriate remedial measures, and report the same to relevant competent authorities in accordance with relevant provisions in the event of any incidents endangering network security;

•

strengthen the management of the information published by their users; if they find any information that is prohibited from publication or transmission by laws or administrative regulations, they must immediately stop the transmission of such information, take disposal measures such as removal to prevent the spread of such information, keep relevant records, and report the same to relevant competent authorities; and

•

set up complaint and reporting platform for network information security, make public the complaint or reporting methods and other relevant information, accept and handle the complaints and reports on network information security in a timely manner, and cooperate with supervision and inspections conducted by Internet information department and other relevant departments in accordance with the applicable laws and regulations.

Administrative Measures for Outbound Investment by Enterprises

Administrative Measures for Outbound Investment by Enterprises, or Circular 11, is promulgated by NDRC, on December 26, 2017 and became effective on March 1, 2018. According to Circular 11, to make Outbound Investment, the investor shall go through verification and approval, record-filing and other procedures applicable to outbound investment projects, report relevant information, and cooperate with supervision and inspection. Outbound investments for purpose of Circular 11 are the investment activities whereby an enterprise within PRC, directly or via overseas enterprises under its control, acquires ownership, controlling power, rights of operation and management and other relevant rights and interests overseas by making asset or equity investment, providing financing or guarantee, etc., and the aforementioned investment activities shall include but not limited to (1) acquiring land ownership, land-use rights and other rights and interests overseas; (2) acquiring concession rights to explore or exploit natural resources and other rights and interests overseas; (3) acquiring ownership, rights of operation and management and other rights and interests of infrastructure overseas; (4) acquiring ownership, rights of operation and management and other rights and interests of enterprises or assets overseas; (5) constructing new fixed assets overseas, or renovating or expanding existing fixed assets overseas; (6) establishing a new enterprise overseas or increasing investment in an existing enterprise overseas; (7) setting up a new overseas equity investment fund or purchasing units in an existing overseas equity investment fund; and (8) controlling enterprises or assets overseas by agreements or trusts. Individual resident of PRC who invest overseas via overseas enterprises or enterprises in Hong Kong, Macao and Taiwan regions which are under their control shall also be subject to this Circular 11.

According to Circular 11, sensitive outbound investment projects carried out by an enterprise within PRC directly or via the overseas enterprises under their control should obtain verification and prior approval from NDRC. For the purpose of the Circular 11, sensitive outbound investment projects include: (1) Projects involving sensitive countries and regions, including (i) countries and regions that have not established diplomatic relations with China; (ii) countries and regions where war or civil unrest has broken out; (iii) countries and regions in which investment by enterprises shall be restricted pursuant to the international treaties, agreements, etc. concluded or acceded to by China; and (iv) other sensitive countries and regions, and (2) Projects involving sensitive industries, including (i) research, production and maintenance of weaponry and equipment; (ii) development and utilization of cross-border water resources; (iii) news media; and (iv) other industries in which outbound investment needs to be restricted pursuant to China’s laws and regulations as well as related control policies.

Further according to Circular 11, the non-sensitive projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment by companies established for financing and investing, such as fund institutions, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of such project. The non-sensitive projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over RMB300 million shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive projects.

Where an outbound investment project falls within the scope of administration by verification and approval or record-filing but its investor within the PRC fails to obtain a valid verification and approval document or notice of record-filing, departments in charge of foreign exchange administration and customs, should, pursuant to the law, not process its application, and no financial enterprises should, pursuant to the law, provide relevant fund settlement and financing services.

C.	Organizational Structure

Except our online education business that is operated by our majority-owned subsidiary, Koolearn, and its subsidiaries and consolidated variable interest entities, substantially all of our operations are conducted in China through contractual arrangements between our wholly-owned subsidiaries in China, New Oriental China (our variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly-owned subsidiaries that are currently parties to these contractual arrangements are Beijing Hewstone, Beijing Decision and Beijing Pioneer. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Beijing Pioneer primarily engages in the educational software development business.

The following diagram sets out details of our significant subsidiaries and New Oriental China and its schools and subsidiaries as of the date of this annual report:

New Oriental Education& Technology Group Inc. (Cayman Islands) New Oriental Xuncheng Technology (HK) Limited (Hong Kong) Koolearn Technology Holdings Limited (Cayman Islands) Smart Shine International Limited (Smart Shine) Elite Concept Holdings Limited (Elite Concept) Winner Park Limited (Winner Park) Outside PRC Inside PRC Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”) Beijing Smart Wood Software Technology Co., Ltd. (Beijing Smart Wood) Beijing Pioneer Technology Co., Ltd. (Beijing Pioneer) Beijing Hewstone Technology Co., Ltd. (Beijing Hewstone) Beijing Decision Education & Consulting Co., Ltd. (Beijing Decision) Beijing Century Friendship Education Investment Co., Ltd. (Century Friendship)(1) Six Limited Partnerships Linzhi Tencent Technology Co., Ltd. New Oriental Education & Technology Group Co., Ltd. (China) (New Oriental China) Subsidiaries(2) 87 Schools in China(2) Beijing Xuncheng Network Technology Co., Ltd. (“Beijing Xuncheng”)

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

Contractual arrangements including equity pledge agreements, option agreement and proxy agreement, power of attorney, master exclusive service agreement and related service agreements. See “—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.”

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

(3)	Consisting of various PRC companies operating our educational content and other technology development and distribution business, and overseas studies consulting business in China.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly-owned subsidiaries in China, and our variable interest entities, their schools and subsidiaries and their shareholders. In the fiscal years ended May 31, 2016, 2017 and 2018, our variable interest entities contributed in aggregate 97.7%, 98.8% and 98.8%, respectively, of our total net revenues.

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

•

have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request the existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion.

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

Pursuant to the five equity pledge agreements dated April 23, 2012 among New Oriental China, Century Friendship and five of our wholly-owned subsidiaries in China, namely Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Smart Wood, Century Friendship agreed to pledge its equity interests in New Oriental China to these five subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant principal agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of our wholly-owned subsidiaries in China. Upon the conclusion of the master exclusive service agreement on September 19, 2014 between Beijing Pioneer and New Oriental China, the list of principal agreements has been updated to include the master exclusive service agreement and the relevant service agreements. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the Haidian District, Beijing branch of the SAIC. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 equity pledge agreements.

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

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2016, 2017 and 2018, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$149.3 million, US$269.2 million and US$252.2 million, respectively.

Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders

Subsequent to the voluntary delisting from the National Equities Exchange and Quotations in China in February 2018, Beijing Xuncheng went through a series of restructuring transactions and became a variable interest entity controlled by Koolearn, our majority-owned subsidiary which operates our online education business, through a series of contractual arrangements. Beijing Dexin Dongfang Network Technology Co., Ltd., or Dexin Dongfang, a wholly-owned PRC subsidiary of Koolearn, has entered into contractual arrangements with Beijing Xuncheng, its subsidiaries and shareholders, which enables us, through Koolearn, to:

•	have the power to direct the activities and most significantly affect the economic performance of Beijing Xuncheng and its subsidiary;

•	receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiary; and

•

have an exclusive option to purchase all or part of the equity interest in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion.

These contractual arrangements are summarized in the following paragraphs.

Equity Pledge Agreement. Pursuant to share pledge agreements dated as of May 10, 2018 among Dexin Dongfang, Beijing Xuncheng and all of its shareholders, each shareholder of Beijing Xuncheng agreed to irrevocably and unconditionally pledge its equity interest in Beijing Xuncheng to Dexin Dongfang to secure the performance of obligations of Beijing Xuncheng, its shareholders, and relevant subsidiaries under the exclusive option agreement, the powers of attorney, the exclusive management consultancy and business cooperation agreement, and the letters of undertaking. Beijing Xuncheng’s shareholders agreed not to transfer or dispose of the pledged equity interests or create or allow any third party to create any encumbrance on the pledged equity interests without prior written consent of Dexin Dongfang. The pledge takes effect upon registration with the relevant authorities and will remain in effect until the satisfaction of all contractual obligations of Beijing Xuncheng, its subsidiaries and its shareholders under the principal agreements or the termination of the principal agreements or 30 days after Dexin Dongfang provides a written termination notice to other parties, whichever is later.

Exclusive Option Agreement. Exclusive Option Purchase Agreement dated as of May 10, 2018 was entered into by Dexin Dongfang, Beijing Xuncheng and all of its shareholders. Pursuant to this agreement, Beijing Xuncheng’s shareholders unconditionally and irrevocably agreed to grant Dexin Dongfang an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng for the minimum amount of consideration permitted by PRC law. Where the purchase price is required by PRC law to be an amount other than nil consideration, Beijing Xuncheng’s shareholders undertake to return the amount of purchase price they shall have received to Dexin Dongfang or any of its designated third party. Dexin Dongfang has the sole discretion to decide whether to exercise the option in part, in full or at all. Without the prior written consent of Dexin Dongfang, none of the assets of Beijing Xuncheng may be sold, transferred or otherwise disposed of. In addition, without Dexin Dongfang’s prior written consent, none of Beijing Xuncheng’s shareholders may transfer or permit to create any encumbrance, guarantee or security over its equity interests in Beijing Xuncheng. Beijing Xuncheng’s shareholders also undertook that if they receive any profit distribution or dividend from Beijing Xuncheng, they will immediately pay or transfer such amount, subject to the relevant tax payment being made under the relevant laws and regulations, to Dexin Dongfang or its designated third party. This agreement will remain in effect until Dexin Dongfang or its designated third parties have acquired all the equity interests in Beijing Xuncheng. Dexin Dongfang may unilaterally terminate this agreement through a 30-day prior written notice.

Powers of Attorney. On May 10, 2018, each of Beijing Xuncheng’s shareholders executed a power of attorney whereby such shareholder irrevocably appoints Dexin Dongfang or any person designated by Dexin Dongfang as its attorney-in-fact to exercise on the shareholder’s behalf any and all rights the shareholder has in respect of its equity interests in Beijing Xuncheng. The power of attorney will remain effective as long as the shareholder holds any equity interest in Beijing Xuncheng. On May 10, 2018, Beijing Xuncheng also executed a power of attorney whereby it irrevocably appoints Dexin Dongfang or any person designated by Dexin Dongfang as its attorney-in-fact to exercise on its behalf any and all rights it has in respect of its equity interest in its current or future majority-owned subsidiaries. The power of attorney will remain effective as long as Beijing Xuncheng continues to hold any equity interest in its subsidiaries.

Exclusive Management Consultancy and Cooperation Agreement. Exclusive Management Consultancy and Cooperation Agreement dated as of May 10, 2018 was entered into by and among Dexin Dongfang, Beijing Xuncheng and its subsidiaries, and all of its shareholders. Pursuant to the agreement, Dexin Dongfang has the exclusive right to provide, or designate any third party to provide Beijing Xuncheng and its subsidiaries with corporate management services, intellectual property licenses, technical and business supports, and other additional services as the parties may agree from time to time. Without Dexin Dongfang’s prior written consent, neither Beijing Xuncheng nor any of its subsidiaries may accept foregoing services from a third party. Dexin Dongfang owns all intellectual property rights arising out of the performance of this agreement. In exchange for the services, Beijing Xuncheng and its subsidiaries agree to pay their entire income to Dexin Dongfang as the service fee. In addition, without Dexin Dongfang’s prior written consent, Beijing Xuncheng and its subsidiaries shall not enter into any transactions that may affect its assets, obligations, rights or operations, other than those transactions entered into in the ordinary course of business. Dexin Dongfang has the right to appoint directors, general managers, financial controllers and other senior managers Beijing Xuncheng and its subsidiaries. Without Dexin Dongfang’s prior written consent, Beijing Xuncheng shall not change or remove directors appointed by Dexin Dongfang or make any distribution to its shareholders. This agreement will remain effective until terminated upon the agreement of the parties.

Letters of Undertaking. As of the date of this annual report, Century Friendship directly held the entire equity interest in New Oriental China, the largest shareholder of Beijing Xuncheng. To ensure stability and continued validity and enforceability of the foregoing agreements, Century Friendship and its shareholders, our founder Mr. Yu and Ms. Li Bamei, have executed a letter of undertaking dated May 10, 2018 whereby they undertake not to enter into any arrangement, including pledge, sale, disposal or creation of other third party rights, in relation to Century Friendship’s equity interests in New Oriental China which may adversely affect the implementation of the foregoing agreements entered into by New Oriental China unless they have obtained consent from Koolearn or Dexin Dongfang, and the counterparties or beneficiaries of such arrangement have executed written undertaking(s) to the effect that they will not affect the performance of the foregoing agreements entered into by New Oriental China. In addition, Century Friendship and its shareholders undertake not to participate in, invest in, own or manage any businesses competing with that of Beijing Xuncheng and its subsidiaries as long as they continue to hold equity interest in Beijing Xuncheng. The general partner of each limited partnership that holds equity interest in Beijing Xuncheng executed a similar letter of undertaking as of May 10, 2018 to the same effect.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•

(i) the corporate structure of New Oriental China and its schools and subsidiaries, and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries and Dexin Dongfang are in compliance with existing PRC laws and regulations; and

•

(i) the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China and (ii) the contractual arrangements among Dexin Dongfang, Beijing Xuncheng and its subsidiaries and shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

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

Our headquarters are located in Beijing, China, where we own approximately 19,000 square meters of office and classroom space. In addition, we own approximately 210,000 square meters of schools in Yangzhou and an aggregate of approximately 63,000 square meters of space for our schools, learning centers and bookstores in various cities in China, including Hangzhou, Xiamen, Zhengzhou, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha and Beijing.

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

Specific Factors Affecting Our Results of Operations

While our business is influenced by factors affecting the private education industry in China generally and by conditions in each of the geographic markets we serve, we believe our business is more directly affected by company-specific factors such as the number of student enrollments, the amount of course fees and our operating costs and expenses. The number of student enrollments is in turn largely driven by the demand for our courses, the effectiveness of our marketing and brand promotion efforts, our ability to optimize our comprehensive online and offline integrated education ecosystem on a constant basis, the locations of our schools and learning centers, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressure, as well as seasonal factors. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar courses.

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

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s education industry, we conduct substantially all of our education business in China through contractual arrangements between our wholly-owned subsidiaries in China, our variable interest entities and their schools and subsidiaries and their shareholders. Our variable interest entities’ schools and subsidiaries hold the requisite licenses and permits necessary to conduct our educational services business in China and operate our schools and learning centers and have been directly conducting our education business and operating our schools and learning centers.

Net Revenues. In the fiscal years ended May 31, 2016, 2017 and 2018, we generated total net revenues of US$1,478.3 million, US$1,799.5 million and US$2,477.4 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 88.6%, 89.4% and 88.5% of our total net revenues in the fiscal years ended May 31, 2016, 2017 and 2018, respectively; and

•	books and other services, which accounted for 11.4%, 10.6% and 11.5% of our total net revenues in the fiscal years ended May 31, 2016, 2017 and 2018, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, pre-school education, primary and secondary school education and online education. Revenues from language training courses and test preparation courses accounted for 83.8%, 83.9% and 82.7%, respectively, of our total net revenues in the fiscal years ended May 31, 2016, 2017 and 2018.

We recognize revenues from course fees collected for enrollment in our language training and test preparation courses and online education proportionally as we deliver the instruction over the period of the course. Course fees are generally paid in advance by students and are initially recorded as deferred revenue. Students are entitled to a short-term trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those collected but unearned portion of the fee is available to be refunded. We recognize revenues from school fees collected for enrollment in our pre-school education and primary and secondary schools ratably over the corresponding academic year.

The most significant factors that directly affect our revenues from educational programs and services are the number of student enrollments and the amount of course fees. We believe our students are attracted to us primarily because of our established brand and reputation in the private education sector, especially in the areas of English language training, overseas admissions and assessment test preparation and K-12 after-school tutoring program, the quality of our instruction and the variety of our programs, services and products. For the past several years, our revenue growth has been driven primarily by increased enrollments in our K-12 after-school tutoring courses and overseas test preparation courses and other programs and services. The number of student enrollments for our courses is affected by the demand for our courses, the effectiveness of our marketing and brand promotion, the demographic composition of the cities where we have schools and learning centers, our ability to respond to competitive pressure, as well as seasonal factors. To further penetrate the K-12 after-school tutoring market, we have expanded the scope of our course offerings to cover non-English subjects, including through our New Oriental U-Can (Non-English) all subjects training program for middle and high school students and Pop Kids (Non-English) all subjects training program for primary school students, and plan to further expand our course offerings and geographic coverage in the future to capture a larger share of the huge after-school training market in China. In order to use new technology to reshape our traditional offline classroom-teaching offerings and enhance customers’ learning experience, we developed our own O2O two-way interactive learning platform, or the O2O platform, by standardizing and digitalizing our education content and user data. We established a database of learning modules for internet-based self-learning practice and assessment. The O2O platform complements and supports students’ offline learning activities by offering online learning components, such as pushing customized content to students, recommending additional courses based on their online study records and performance, facilitating interaction between students, teachers and parents across a variety of devices, including smartphones, tablets and PCs.

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

We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar programs. Our test preparation courses are generally delivered in class settings ranging from 1 student to 100 students per class. Our K-12 after-school tutoring courses and our English language training courses are delivered in class settings generally ranging from 1 student to 60 students per class. In November 2013, we launched an online test preparation program on our own online education website koolearn.com, which features live broadcasts of a series of our most popular offline test preparation classes. We typically adjust course fees or school fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. We expect to continue to derive a substantial majority of our revenues from educational programs and services.

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

Books and Other Services. We distribute and sell books and other educational materials developed or licensed by us through our own distribution channels, which consist of our bookstores and websites, and also through third-party distributors. We normally provide books and other educational materials that are required for our courses and do not separately charge students for these items. We recognize revenues from sales of books and other educational materials when the products are sold to end customers. As we believe successful content development is important to the success of our business, we intend to continuously enhance the quality and breadth of our education content offerings and distribute more books and other educational materials through our own bookstores, as well as third-party distributors.

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

	For the Year Ended May 31,
(in thousands, except percentages)	2016		2017		2018
	US$	%	US$	%	US$	%
Net revenues	1,478,348	100.0	1,799,509	100.00	2,447,430	100.00
Operating costs and expenses:
Cost of revenues	(614,364)	(41.5)	(749,586)	(41.7)	(1,065,740)	(43.5)
Selling and marketing	(197,897)	(13.4)	(232,826)	(12.9)	(324,249)	(13.2)
General and administrative	(471,010)	(31.9)	(554,948)	(30.8)	(794,482)	(32.5)
Total operating costs and expenses	(1,283,271)	(86.8)	(1,537,360)	(85.4)	(2,184,471)	(89.2)

We rely on our teachers to deliver educational services. Our teachers consist of both full-time teachers and contract teachers. Full-time teachers deliver instruction and may also be involved in management, administration and other functions at our schools. Full-time teachers’ compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our contract teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors. We account for teaching fees and performance-linked bonuses paid to our teachers as cost of revenues as they are directly associated with the provision of educational services.

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

In January 2016, we adopted the 2016 Share Incentive Plan, under which we are authorized to issue up to 10,000,000 common shares pursuant to awards (including options) granted to our employees, directors and consultants. Since the adoption of our 2016 Share Incentive Plan, we have granted a total of 1,921,646 non-vested equity shares, among which, 436,016 and 1,485,630 were granted in the year ended May 31, 2017 and 2018, respectively. 4,050 and 47,006 shares were forfeited in the year ended May 31, 2017 and 2018, respectively.

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

	For the Year Ended May 31,
(in thousands, except percentages)	2016		2017		2018
	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expenses:
General and administrative	16,810	100.0	20,287	100.0	57,443	100.0

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

In April 2016, we sold 51% equity interest in Beijing Dianshi Jingwei Technology Co., Ltd, or Dianshi Jingwei, one of our wholly-owned subsidiaries, to some members of Dianshijingwei’s management, for a cash consideration of US$2.3 million, of which US$1.5 million had been collected as of May 31, 2016, and the remaining consideration was collected in June 2017. We recorded a gain of US$3.8 million from this disposal. After the disposal, we stopped consolidating Dianshi Jingwei and started to recognize our remaining investment in Dianshijingwei using the equity method as we retained the ability to exercise significant influence over Dianshi Jingwei.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from any Hong Kong subsidiary during the periods presented. Under the Hong Kong tax law, our Hong Kong subsidiaries are exempted from the Hong Kong income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

PRC

Other than our primary and secondary schools, our operating entities in China are subject to a value-added tax (“VAT”) at varying rates ranging from 3% to 17% (or 16% starting May 1, 2018) on their respective net revenues. Our operating entities that provide education services are subject to a simple VAT collection method and apply for a 3% VAT rate since June 2016 according to the Notice of the Ministry of Finance and the State Administration of Taxation on Further Clarifying the Policies regarding Reinsurance, Immovable Property Leasing and Non-Academic Education in the Comprehensive Promotion of the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Circular 68. VAT is reported as a deduction to revenue when incurred. Circular 68 and the subsequent relevant implementation measures and rules are relatively new, and the interpretation and enforcement of this circular and its implementation measures and rules involve uncertainties.

With regard to income tax, enterprises in China are generally subject to enterprise income tax at a rate of 25%. Enterprises that qualify as “high and new technology enterprises” are entitled to a favorable enterprise income tax rate of 15% rather than the 25% uniform statutory tax rate. Such qualification is reassessed by relevant governmental authorities every three years. Five of our wholly-owned subsidiaries in China, including Beijing Hewstone, Beijing Decision, Beijing Smart Wood, and two other subsidiaries, are qualified as “high and new technology enterprises.” Beijing Pioneer, one of our wholly-owned subsidiaries in China, is in the process of renewing its qualification of “high and new technology enterprises.” Once the renewal is completed, Beijing Pioneer will be eligible for a the favorable enterprise income tax rate of 15% starting January 1, 2018. Beijing Xuncheng, one of our variable interest entities, is also qualified as “high and new technology enterprises.”

An enterprises that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning from such enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Seven of our wholly-owned subsidiaries in China, including Beijing Smart Wood and six other subsidiaries, are qualified as software enterprises. For those subsidiaries that are qualified as both “high and new technology enterprises” and “software enterprises,” they have elected to enjoy income tax exemption for the two years beginning from their first profitable year, then a reduced tax rate of 12.5% for the succeeding three years, and then a reduced tax rate of 15% so long as they continue to meet the qualification of “high and new technology enterprises.”

In addition, under the current regulatory regime, whether our schools are entitled to any preferential income tax treatment remains unclear, and practice varies across different cities in China. Pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, no regulations have been promulgated by the relevant authorities with regard to the preferential income tax treatment applicable to private schools requiring reasonable returns. As of May 31, 2018, 26 of our schools elected as schools not requiring reasonable returns, and 37 of our schools elected as requiring reasonable returns and the remaining schools were not classified or registered as companies. The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools. Pursuant to the Amended Private Education Law, non-profit private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit private schools are still unclear. Due to a lack of implementation rules, whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. Among our schools in the four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2018, three schools are subject to the standard 25% enterprise income tax rate and one school was not required by the governing tax bureau to pay any EIT from its establishment through May 31, 2018.

Preferential tax treatments granted to our schools by local governmental authorities are subject to review and may be adjusted or revoked at any time. In addition, if the government regulations or authorities were to phase out preferential tax benefits currently granted to “high and new technology enterprises,” our wholly-owned subsidiaries and variable interest entities in China would be subject to the 25% uniform statutory tax rate. The discontinuation of any preferential tax treatments currently available to our schools, especially those schools in major cities, and to our wholly-owned subsidiaries and variable interest entities, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

For additional information on PRC regulations on taxation, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation.”

Recent Acquisition

In October 2017, we acquired the entire equity interest in Hangzhou Shengshen, a K-12 education group located in Zhejiang, for a total consideration of US$11.0 million.

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

	For the Year Ended May 31,
(in thousands of US$)	2016	2017	2018
Net revenues:
Educational programs and services	1,309,339	1,608,954	2,165,152
Books and other services	169,009	190,555	282,278
Total net revenues	1,478,348	1,799,509	2,447,430
Operating costs and expenses(1):
Cost of revenues	(614,364)	(749,586)	(1,065,740)
Selling and marketing	(197,897)	(232,826)	(324,249)
General and administrative	(471,010)	(554,948)	(794,482)
Total operating costs and expenses	(1,283,271)	(1,537,360)	(2,184,471)
Gain on disposal of subsidiaries	3,760	—
Operating income	198,837	262,149	262,959
Other income, net	68,447	68,560	94,065
Provision for income taxes	(37,531)	(50,624)	(59,408)
Loss from equity method investments	(4,425)	(3,289)	(379)
Net income	225,328	276,796	297,237
Net loss (gain) attributable to the noncontrolling interests	(444)	(2,339)	(1,107)
Net income attributable to New Oriental Education & Technology Group Inc.	224,884	274,457	296,130

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2016	2017	2018
General and administrative	16,810	20,287	57,443

Fiscal Year Ended May 31, 2018 Compared to Fiscal Year Ended May 31, 2017

Net Revenues. Our total net revenues increased by 36.0% from US$1,799.5 million for the fiscal year ended May 31, 2017 to US$2,447.4 million for the fiscal year ended May 31, 2018. This increase was due to the increased revenues from both educational programs and services as well as from books and other services.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 34.6% from US$1,609.0 million for the fiscal year ended May 31, 2017 to US$2,165.2 million for the fiscal year ended May 31, 2018. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$1,510.5 million in the fiscal year ended May 31, 2017 to US$2,023.0 million in the fiscal year ended May 31, 2018. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 4.8 million in the fiscal year ended May 31, 2017 to over 6.3 million in the fiscal year ended May 31, 2018, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students and language training courses for children. Our total numbers of schools and learning centers were 87 and 994, respectively, as of May 31, 2018, compared to 77 and 778, respectively, as of May 31, 2017.

•

Books and Other services. Net revenues from sales of books and other educational materials and services increased by 48.1% from US$190.6 million in the fiscal year ended May 31, 2017 to US$282.3 million in the fiscal year ended May 31, 2018, primarily due to the increased revenue of US$74.6 million from the overseas consulting business in the fiscal year ended May 31, 2018.

Operating Costs and Expenses. Our total operating costs and expenses increased by 42.1% from US$1,537.4 million in the fiscal year ended May 31, 2017 to US$2,184.5 million in the fiscal year ended May 31, 2018. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•

Cost of Revenues. Our cost of revenues increased by 42.2% from US$749.6 million in the fiscal year ended May 31, 2017 to US$1,065.7 million in the fiscal year ended May 31, 2018. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers during the fiscal year ended May 31, 2018.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 39.3% from US$232.8 million in the fiscal year ended May 31, 2017 to US$324.2 million in the fiscal year ended May 31, 2018. This increase was primarily due to the addition of over 4,000 new sales and marketing personnel during the fiscal year ended May 31, 2018.

•

General and Administrative Expenses. Our general and administrative expenses increased by 43.2% from US$554.9 million in the fiscal year ended May 31, 2017 to US$794.5 million in the fiscal year ended May 31, 2018. This increase was primarily due to an increase of US$141.8 million in human resources expenses and an increase of US$22.7 million in general operational expenses during the fiscal year ended May 31, 2018.

Other Income, Net. Our other income, net which primarily includes interest income, increased from US$68.6 million in the fiscal year ended May 31, 2017 to US$94.1 million in the fiscal year ended May 31, 2018.

Provision for Income Tax. Our income tax expense increased by 17.4% from US$50.6 million in the fiscal year ended May 31, 2017 to US$59.4 million in the fiscal year ended May 31, 2018. The increase was primarily due to higher income tax rate incurred in the fiscal year ended May 31, 2018.

Net Income. As a result of the foregoing, our net income for the fiscal year ended May 31, 2018 was US$297.2 million, compared to US$276.8 million for the fiscal year ended May 31, 2017.

Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016

Net Revenues. Our total net revenues increased by 21.7% from US$1,478.3 million for the fiscal year ended May 31, 2016 to US$1,799.5 million for the fiscal year ended May 31, 2017. This increase was due to the increased revenues from both educational programs and services as well as from books and other services.

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

•

Books and Other services. Net revenues from sales of books and other educational materials and services increased by 12.7% from US$169.0 million in the fiscal year ended May 31, 2016 to US$190.6 million in the fiscal year ended May 31, 2017, primarily due to the increased revenue of US$18.8 million from the overseas consulting business in the fiscal year ended May 31, 2017.

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

Discussion of Segment Operations

For the years ended May 31, 2016, 2017 and 2018, we identified seven operating segments, including language training and test preparation, primary and secondary school education, online education, content development and distribution, pre-school education, overseas study consulting services, and study tour. In the year ended May 31, 2018, we identified language training and test preparation as a reportable segment. Primary and secondary school education, online education, content development and distribution, pre-school education, overseas study consulting services and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

Net revenues from our language training and test preparation courses accounted for 83.8%, 83.9% and 82.7%, respectively, of our total net revenues in the fiscal years ended May 31, 2016, 2017 and 2018. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course.

Cost of revenues for our language training and test preparation courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services.

Selling and marketing expenses for each of our language training and test preparation courses primarily consist of marketing and promotion expenses and other costs related to our selling and marketing activities for the corresponding reportable segment.

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

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands of US$)	2016	2017	2018
Net revenues of reportable segments:
Language training and test preparation courses	1,238,572	1,510,497	2,022,978
Total net revenues of reportable segments	1,238,572	1,510,497	2,022,978

Total net revenues of our company	1,478,348	1,799,509	2,447,430

Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(516,370)	(623,364)	(869,012)
Selling and marketing:
Language training and test preparation courses	(125,815)	(146,544)	(193,851)
General and administrative:
Language training and test preparation courses	(296,686)	(363,949)	(504,985)
Total operating costs and expenses of reportable segments	(938,871)	(1,133,857)	(1,567,848)

Total operating costs and expenses of our company	(1,283,271)	(1,537,360)	(2,184,471)

Fiscal Year Ended May 31, 2018 Compared to Fiscal Year Ended May 31, 2017

Net Revenues of Language Training and Test Preparation Courses

Net revenues from our language training and test preparation courses increased by 33.9% from US$1,510.5 million for the fiscal year ended May 31, 2017 to 2,023.0 million for the fiscal year ended May 31, 2018, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2018 Compared to Fiscal Year Ended May 31, 2017—Net Revenues—Educational Programs and Services.”

Operating Costs and Expenses of Language Training and Test Preparation Courses

•

Cost of Revenues. Cost of revenues for our language training and test preparation courses increased by 39.4% from US$623.4 million for the fiscal year ended May 31, 2017 to US$869.0 million for the fiscal year ended May 31, 2018, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2018 Compared to Fiscal Year Ended May 31, 2017—Operating Costs and Expenses—Cost of Revenues.”

•

Selling and Marketing Expenses. Selling and marketing expenses for our language training and test preparation courses increased by 32.3% from US$146.5 million for the fiscal year ended May 31, 2017 to US$193.9 million for the fiscal year ended May 31, 2018, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2018 Compared to Fiscal Year Ended May 31, 2017—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

General and Administrative Expenses. General and administrative expenses for our language training and test preparation courses increased by 38.8% from US$363.9 million for the fiscal year ended May 31, 2017 to US$505.0 million for the fiscal year ended May 31, 2018, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2018 Compared to Fiscal Year Ended May 31, 2017—Operating Costs and Expenses—General and Administrative Expenses.”

Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016

Net Revenues of Language Training and Test Preparation Courses

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

Operating Costs and Expenses of Language Training and Test Preparation Courses

•

Cost of Revenues. Cost of revenues for our language training and test preparation courses increased by 20.7% from US$516.4 million for the fiscal year ended May 31, 2016 to US$623.4 million for the fiscal year ended May 31, 2017, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016—Operating Costs and Expenses—Cost of Revenues.”

•

Selling and Marketing Expenses. Language Training and Test Preparation Courses. Selling and marketing expenses for our language training and test preparation courses increased by 16.5% from US$125.8 million for the fiscal year ended May 31, 2016 to US$146.5 million for the fiscal year ended May 31, 2017, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

General and Administrative Expenses. Language Training and Test Preparation Courses. General and administrative expenses for our language training and test preparation courses increased by 22.7% from US$296.7 million for the fiscal year ended May 31, 2016 to US$363.9 million for the fiscal year ended May 31, 2017, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2017 Compared to Fiscal Year Ended May 31, 2016—Operating Costs and Expenses—General and Administrative Expenses.”

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2016, 2017 and 2018 were increases of 2.0%, 1.5% and 1.8%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policy involves the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

We recognize revenue when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. The primary sources of our company’s revenues are as follows:

Educational programs and services

The educational programs and services consist of language training and test preparation courses, pre-school education, primary and secondary school education and online education. Tuition is generally paid in advance and is initially recorded as deferred revenue. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected for enrollment in the language training and test preparation courses and online education or ratably over the corresponding academic year for the school fees collected for enrollment in the pre-school education and primary and secondary school education, and is reported net of business taxes, VAT and refunds. Students are entitled to a short term trial period which commences on the date the course begins. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those collected but unearned portion of the fee is available to be refunded. Refunds have been insignificant for the years ended May 31, 2016, 2017 and 2018..

Other services

Other service revenues are primarily derived from consulting services to students regarding overseas studies and study tours. Revenue is recognized after a contract is signed. The price is fixed or determinable, services are delivered and collection is reasonably assured.

Books

Our company sells books or other educational materials developed or licensed by our own book stores or websites or through third party distributors. Revenue from sales of books and other educational materials is recognized when the products are sold to the end customers. Our company provides books and other educational materials that are required for its courses and does not separately charge students for these items.

Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China and Xuncheng, our variable interest entities, and their schools and subsidiaries. We have, through our wholly-owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries, and their shareholders such that New Oriental China and its schools and subsidiaries (collectively the “VIEs”) are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs in consideration for the services provided by our wholly-owned subsidiaries in China. Accordingly, as the primary beneficiary of the VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements. In September 2015, the contractual arrangements with Beijing Xuncheng were terminated, subsequent to which we continued to consolidate Beijing Xuncheng through voting interest held by New Oriental China.

On May 10, 2018, Dexin Dongfang, a wholly-owned PRC subsidiary of Koolearn, our controlled subsidiary, entered into contractual arrangements with Beijing Xuncheng, its subsidiaries, and its shareholders such that Beijing Xuncheng and its subsidiaries (collectively the “Xuncheng VIEs”) are considered variable interest entities for which Koolearn is considered as their primary beneficiary. We believe Koolearn has substantive kick-out rights per the terms of the exclusive option agreement, which gives Koolearn the power to control the shareholders of Beijing Xuncheng. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for Koolearn to exercise its rights under the exclusive option agreement. A simple majority vote of Koolearn’s board of directors is required to pass a resolution to exercise its rights under the exclusive option agreement, for which consent of the shareholders of Beijing Xuncheng is not required. Therefore, we believe this gives Koolearn the power to direct the activities that most significantly impact the Xuncheng VIEs’ economic performance. We believe that Koolearn’s ability to exercise effective control, together with the exclusive management consultancy and business cooperation agreement and the equity pledge agreement, give Koolearn the rights to receive substantially all of the economic benefits from the Xuncheng VIEs in consideration for the services provided by Koolearn’s wholly-owned subsidiaries in China. Accordingly, as the primary beneficiary of the Xuncheng VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

As advised by Tian Yuan Law Firm, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “—Risks Related to Our Corporate Structure —We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership,” “—Risks Related to Our Corporate Structure —Our ability to enforce the equity pledge agreements between us and the shareholders our variable interest entities may be subject to limitations based on PRC laws and regulations” and “—Risks Related to Our Corporate Structure —The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2016, 2017 and 2018, the VIEs contributed in aggregate 97.7%, 98.8% and 98.8%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the VIEs primarily consist of our kindergarten programs and the leasing of our commercial property. As of May 31, 2017 and 2018, the VIEs accounted for an aggregate of 71.1% and 71.2%, respectively, of our total assets, and 94.6% and 95.8%, respectively, of our total liabilities. The assets not associated with the VIEs primarily consist of cash, investments and commercial property.

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

In a business combination achieved in stages, we remeasure the previously held equity interest in the acquire immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

Share-based Compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of forfeitures on a straight-line basis over the requisite service period, with a corresponding addition to paid-in capital. We use the binomial option pricing model to measure the fair value of options granted and the quoted market price of our company’s equity shares to measure the fair value of non-vested equity shares granted to employees at each measurement date. The binomial option pricing model is adopted because we believe that considering the possibility of exercise of an option over the life of the option, as affected by the reality of changing stock prices and non-constant risk free rates, would better reflect the measurement objective of relevant accounting literature.

The amount of compensation expense recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. The forfeitures are recognized as they occur.

Cost Method Investments

For investee companies over which we do not have significant influence or control through investment in common shares or in-substance common shares and which do not have readily determinable fair value, we carry the investment at cost and recognize as income any dividend received from distribution of the investee’s earnings.

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

We estimate the fair value of these investee companies based on the discounted cash flow approach. Factors we consider in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and our intent and ability to hold such investment. We did not record any impairment loss on our cost method investments during the years ended May 31, 2016, 2017 and 2018.

Equity Method Investments

Investee companies over which we have the ability to exercise significant influence, but do not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments, where we hold more than 50% equity interest, we may only have significant influence but not control over the investees. For certain investments, where we hold less than a 20% equity or voting interest, we may also have significant influence. Equity method is also used to account for these investments.

Under the equity method, we initially record investments at cost and subsequently recognize proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjust the carrying amount of the investment.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We did not record any impairment losses on our equity method investment during the years ended May 31, 2016, 2017 and 2018, respectively.

Available-for-sale Investments

For investments in investees’ preferred shares which are determined to be debt securities, we account for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Realized gains or losses, and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated statements of operations.

We review our investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded nil, US$2.3 million and US$980 thousand impairment losses during the years ended May 31, 2016, 2017 and 2018, respectively.

Non-controlling interests and redeemable non-controlling interests

Our consolidated financial statements include entities in which we have a controlling financial interest. Earnings or losses attributable to minority shareholders of a consolidated affiliated company are classified separately as “non-controlling interest” in our consolidated statements of operations.

Non-controlling interests in subsidiaries that are redeemable outside of our control for cash or other assets are classified outside of permanent equity at redemption value. If the redemption event is probable to occur, we adjust the redeemable non-controlling interests to the redemption values on each balance sheet date with changes recognized as an adjustment to retained earnings, or in the absence of retained earnings, as an adjustment to additional paid-in capital.

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

We account for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net of operating loss carry forwards and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Deferred tax assets are reduced by a valuation allowance when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

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

Economic lives and impairment of property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight line basis over the following estimated useful lives:

Buildings	20-50 years
Transportation equipment	10 years
Furniture and education equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of the lease term or estimated useful life

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

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We did not record any impairment loss on long-lived assets during the years ended May 31, 2016, 2017 and 2018.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

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

We recorded nil, US$1.7 million and nil impairment losses during the years ended May 31, 2016, 2017 and 2018, respectively.

Recently Issued Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements regarding recent issued accounting pronouncements.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2018, we had US$983.3 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 305 new learning centers and closed 79 existing centers in fiscal year 2018. We plan to continue to add schools and learning centers in the future with a focus on opening new learning centers in fast growing, high profit margin cities. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2016	2017	2018
Net cash provided by operating activities(1)	524,313	622,694	781,127
Net cash used in investing activities	(309,737)	(672,264)	(406,716)
Net cash (used in) provided by financing activities(1)	(916)	4,792	(74,881)
Effect of foreign exchange rate changes	(35,749)	(23,413)	42,771
Net change in cash and cash equivalents	177,911	(68,191)	342,301

Cash and cash equivalents at beginning of period	531,298	709,209	641,018

Cash and cash equivalents at end of the period	709,209	641,018	983,319

(1)	The reclassification of the cash flows in the years ended May 31, 2016 and 2017 is due to the adoption of ASU 2016-09 by using the retrospective application.

Operating Activities

Net cash provided by operating activities amounted to US$781.1 million in the fiscal year ended May 31, 2018. Our net cash provided by operating activities in the fiscal year ended May 31, 2018 reflected net income of US$297.2 million, as adjusted by the reconciliation of certain non-cash items, including US$77.1 million in depreciation and US$57.4 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenues in the amount of US$334.4 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$68.2 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

Net cash provided by operating activities amounted to US$622.7 million in the fiscal year ended May 31, 2017. Our net cash provided by operating activities in the fiscal year ended May 31, 2017 reflected net income of US$276.8 million, as adjusted by the reconciliation of certain non-cash items, including US$53.9 million in depreciation and US$20.3 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$237.6 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$40.3 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

Net cash provided by operating activities amounted to US$524.3 million in the fiscal year ended May 31, 2016. Our net cash provided by operating activities in the fiscal year ended May 31, 2016 reflected net income of US$225.3 million, as adjusted by the reconciliation of certain non-cash items, including US$47.3 million in depreciation and US$16.8 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in deferred revenues in the amount of US$179.6 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$54.4 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou, Hangzhou and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the facilities we own and equipment used in our operations, our investment in term deposits and short term investments. Net cash used in investing activities amounted to US$406.7 million in the fiscal year ended May 31, 2018, compared to US$672.3 million in the fiscal year ended May 31, 2017 and US$309.7 million in the fiscal year ended May 31, 2016.

Net cash used in investing activities in the fiscal year ended May 31, 2018 was primarily attributable to net purchase of short term held-to-maturity investments in the amount of US$224.5 million, long term available-for-sale investments in the amount of US$55.2 million and the purchase of property and equipment in the amount of US$214.3 million in connection with the expansion of our school network.

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

Financing Activities

Net cash used in financing activities amounted to US$74.8 million in the fiscal year ended May 31, 2018, compared to net cash provided by financing activities of US$4.8 million in the fiscal year ended May 31, 2017 and net cash used in financing activities of US$0.9 million in the fiscal year ended May 31, 2016.

Net cash used in financing activities in the fiscal year ended May 31, 2018 was primarily attributable to dividend paid to the shareholders in the amount of US$71.2 million.

Net cash provided by financing activities in the fiscal year ended May 31, 2017 was primarily attributable to capital contribution from noncontrolling interests of US$8.8 million.

Net cash used in financing activities in the fiscal year ended May 31, 2016 was primarily attributable to investment of RMB445.7 million (US$68.3 million) by investors into Beijing Xuncheng, a subsidiary of New Oriental China and cash dividend in the amount of US$62.7 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with our variable interest entities, and their schools and subsidiaries and shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2016, 2017 and 2018, our variable interest entity(ies) contributed in aggregate 97.7%, 98.8% and 98.8%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our variable interest entities primarily consist of our kindergarten programs and the leasing of our commercial property. As of May 31, 2017 and 2018, our variable interest entity(ies) accounted for an aggregate of 71.1% and 71.2%, respectively, of our total assets, and 94.6% and 95.8%, respectively, of our total liabilities. The assets not associated with our variable interest entity(ies) primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2017 and 2018, US$75.9 million and US$105.0 million, respectively, of these assets were denominated in U.S. dollars, and US$441.2 million and US$454.6 million, respectively, of these assets were denominated in RMB.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our variable interest entity(ies), and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2016, 2017 and 2018, the total amount of service fees payable to our PRC subsidiaries from our variable interest entity(ies) under the service agreements was US$262.7 million, US$267.5 million and US$369.6 million, respectively. Conducting our operations through contractual arrangements with our variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

Under PRC law, each of our PRC subsidiaries, variable interest entities and their respective subsidiaries which is not a for-profit private school is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, each of our schools that requires or does not requires reasonable returns in China is required to allocate a certain amount out of its annual net income or annual increase in the net assets, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for our schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Upon the effectiveness of the Amended Law for Promoting Private Education in September 2017, sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with our variable interest entities, the earnings and cash of variable interest entities and their schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2018, the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$542.5 million, and the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$1,440.2 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Capital Expenditures

The expansion of our network of schools, learning centers, O2O ecosystem and bookstores has required significant investment. Our capital expenditures were US$64.4 million, US$105.7 million and US$214.3 million in the fiscal years ended May 31, 2016, 2017 and 2018, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2018 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. , “New Oriental,” “ ”, and are registered trademarks in China and have been recognized as “well-known trademarks” ( ) in civil action adjudicated and/or administrative determination in China. We have also registered additional trademarks and logos, including “Pop Kids,” with the Trademark Office of the State Administration for Industry and Commerce in China. Our main websites are located at www.xdf.cn, www.neworiental.org, english.neworiental.org, and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.popkids.com.cn, www.youneng.com, www.ileci.com, www.okayzhihui.com, www.51zhishang.com, www.donut.cn, www.maxen.com.cn, www.51pigai.com and www.66xue.com.

In order to develop, improve, market and deliver new programs and services, we are required to obtain licenses from others from time to time. For example, we currently have arrangements with international education content providers and publishers such as British Council, Cengage Learning, Monash College Pty Ltd, NCUK, International Baccalaureate, Bell Education, ETS, Cambridge University Press, Cambridge English Language Assessment, The McGraw-Hill Companies, Oxford University Press, Harper Collins, ACT, Stanford University, Carnegie Mellon University, or their respective authorized local publishers, to develop and distribute localized versions of specified books in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable

We cannot be sure that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business

In addition, competitors, content providers, publishers and others may claim that we have infringed their intellectual property rights. Defending any such lawsuit, whether with or without merit, could be time-consuming, result in costly litigation or prevent us from offering our programs and services, which could harm our business. If a lawsuit against us is successful, we may lose the rights to use our products or be required to modify them, or we may have to pay financial damages.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2018 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2018:

	Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	1,257,462	296,575	496,811	299,632	164,444
Purchase and Leasehold Improvements Obligations(2)	31,987	31,987	—	—	—
Total	1,289,450	328,562	496,811	299,632	164,444

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	55	Executive Chairman
Chenggang Zhou	56	Director and Chief Executive Officer
Zhihui Yang	44	Chief Financial Officer
Louis T. Hsieh	54	Director
Robin Yanhong Li	49	Independent Director
Denny Lee	50	Independent Director
John Zhuang Yang	63	Independent Director

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

Mr. Louis Hsieh has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh currently serves as the chief financial officer of NIO Inc., a NYSE listed company and a pioneer in China’s premium electric vehicle market. He is also an independent director and chairman of audit committee for each of JD.com, Inc., China’s largest direct sales internet company, and YUM China Holdings, a NYSE-listed restaurant company operating KFC, Pizza Hut, Little Sheep Hot Pot, Taco Bell in China. Prior to joining us in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in Industrial Engineering and Engineering Management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of NetEase, Inc., formerly known as Netease.com, Inc., a leading internet technology company in China listed on the Nasdaq Global Select Market, since April 2002. He was the chief financial officer of NetEase, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase, Inc. in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of Concord Medical Services Holdings Limited, Jianpu Technology Inc. and NIO Inc., which are listed on the New York Stock Exchange, and as an independent non-executive director on the board of China Metal Resources Utilization Ltd., which is listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2018, we paid an aggregate of approximately US$2.7 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$108,000. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

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

The following table summarizes, as of September 21, 2018, the outstanding non-vested equity shares granted under our 2006 plan and 2016 plan to several of our directors and executive officers.

Name	Common Shares Underlying Outstanding NES	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chenggang Zhou	*	†	10/27/2017	12/31/2020
Zhihui Yang	*	†	10/27/2017	12/31/2020
Louis T. Hsieh	*	†	10/27/2017	12/31/2020

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

Koolearn Share Incentive Plan

On 13 July 2018, Koolearn adopted a share option plan, or the Koolearn Share Option Plan to provide incentives to directors and employees of Koolearn and its consolidated affiliated entities. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised in accordance with the Koolearn Share Option Plan must not exceed 47,836,985 ordinary shares of Koolearn. To date, options to obtain an aggregate of 27,904,930 ordinary shares of Koolearn have been conditionally granted under the plan and no options are granted to our directors or executive officers. The exercise price of all the options granted under the plan is HK$8.88 (US$1.13) per share.

C.	Board Practices

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are, or have been within the past three years, also our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2018, our board held meetings or passed resolutions by unanimous written consent 15 times.

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

In the fiscal year ended May 31, 2018, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members four times, including the audit committee’s approval of four quarterly earnings releases.

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

In the fiscal year ended May 31, 2018, the compensation committee passed resolutions by unanimous written consent once, and also approved certain matters together with the rest of the board members once.

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

In the fiscal year ended May 31, 2018, the nominating and corporate governance committee approved certain matters together with the rest of the board members once.

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

We had 28,690, 34,217 and 44,531 full time employees and 7,993, 8,767 and 9,711 contract teachers and staff as of May 31, 2016, 2017 and 2018, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us who owns beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 21, 2018.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	20,664,600	13.0
Chenggang Zhou	*	*
Zhihui Yang	*	*
Louis T. Hsieh	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	21,480,619	13.5
Principal Shareholders:
Tigerstep Developments Limited(5)	20,664,600	13.0
UBS Group AG.(6)	18,950,228	11.9

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 158,690,714, being the number of common shares outstanding as of September 21, 2018 and (ii) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after September 21, 2018 and the number of non-vested equity shares held by such person or group that will vest within 60 days after September 21, 2018.

(3)

Includes 20,664,600 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Minhong Yu. Through a trust arrangement, Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Development Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)

Includes (i) common shares, (ii) common shares issuable upon exercise of all of the options that are exercisable within 60 days after September 21, 2018 and (iii) non-vested equity shares that will vest within 60 days after September 21, 2018 held by all of our directors and senior executive officers as a group.

(5)

Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

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

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of September 21, 2018, we had 158,690,714 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 90% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our common shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Agreements with Koolearn

Deed of Non-Competition Undertakings

As of the date of this annual report, Koolearn was in the process of applying for the listing of its securities on the Stock Exchange of Hong Kong Limited, or the HKEx. We expect to remain Koolearn’s controlling shareholder after the completion of the listing. With respect to the ongoing relationship between us and Koolearn after the listing of Koolearn’s securities on the HKEx, we issued a deed of non-competition undertakings on August 28, 2018 in favor of Koolearn. Pursuant to this deed, we undertake, among other things, not to, and procure our group entities not to, carry on engage or participate in online education services within China, except for (i) making minority investments in a business that provide online education services in China, or (ii) operating our existing Blingabc and Leci businesses with the restrictions set forth in the deed of non-competition undertakings, provided, however, if we propose to issue or transfer any equity interest in these businesses, Koolearn has the option to purchase all or any portion of the offered equity interest. The foregoing undertaking will end if Koolearn’s securities cease to be listed on HKEx or 12 months after we cease to be the controlling shareholder of Koolearn, whichever is earlier.

Contractual Arrangements with New Oriental China, Its Schools, Subsidiaries and Shareholder

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” for a summary of the contractual arrangements we have entered into with New Oriental China and its subsidiaries and shareholder.

Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of the contractual arrangements we have entered into with Beijing Xuncheng, its subsidiaries and shareholders.

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

Lease Arrangements with an Affiliate

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding (Tianjin) Co., Ltd., or Metropolis Holding. In February 2012, Fine Talent Holdings Limited, a British Virgin Islands company owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2018, twenty one of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2018, we accrued a total of US$7.9 million rent to Metropolis Holding. As of May 31, 2018, amounts due from Metropolis Holding were US$3.0 million, which represented prepaid rent and rental deposit.

New Oriental Education and Culture Industrial Investment Fund

In July 2018, New Oriental Education Industry Fund, a 7-year growth equity fund with the total committed capital of RMB1.5 billion, was established. An entity controlled by Mr. Michael Minhong Yu and an unrelated third party act as the joint general partners of the fund. We participate in the fund as a limited partner and have committed to invest RMB500 million in the fund. The fund will focus on investment opportunities in the education industry and expects to invest in the whole industry chain of education with emphasis on six main themes, including pre-school education, K-12 education, non-disciplinary education, occupational education, international education and AI in education.

Transactions with Other Related Parties

During the fiscal year ended May 31, 2018, we recorded revenue in the amount of US$92 thousand from other related parties. As of May 31, 2018, we had US$808 thousand in aggregate due from other related parties and US$30 thousand in aggregate due to other related parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

Litigation

Our Company and certain of our officers and directors have been named as defendants in a putative securities class action filed in the United States District Court for the District of New Jersey: Amy Chan v. New Oriental Education & Technology Group Inc., et al., Civil Action No. 16-cv-9279-KSH-CLW (filed on December 15, 2016). On March 30, 2017, the court entered an order appointing lead plaintiffs of this action. On May 30, 2017, the lead plaintiffs filed an amended complaint.

The pending action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between September 28, 2016 and December 1, 2016. The amended complaint alleges that our Company’s public filings contained material misstatements and omissions in violation of the federal securities laws. On July 31, 2017, our Company filed a motion to dismiss the amended complaint, which motion is currently pending before the court.

The action remains in its preliminary stages, with the court still to rule on New Oriental’s motion to dismiss. We believe the case is without merit and intend to defend the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Dividend Policy

On April 17, 2012, our board of directors declared a special cash dividend in the amount of US$0.30 per ADS. The cash dividend was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012. The aggregate amount of cash dividends paid was US$47.0 million, which was funded by surplus cash on our balance sheet. On July 23, 2013, our board of directors declared a special cash dividend in the amount of US$0.35 per ADS. The cash dividend was paid on October 7, 2013 to shareholders of record at the close of business on September 6, 2013. The aggregate amount of cash dividends paid was US$54.5 million, which was funded by surplus cash on our balance sheet. On July 21, 2015, our board of directors declared a special cash dividend in the amount of US$0.4 per ADS. The cash dividend was paid in October 2015 to shareholders of record at the close of business on September 4, 2015. The aggregate amount of cash dividends paid was approximately US$62.7 million. On July 25, 2017, our board of directors declared a special cash dividend in the amount of US$0.45 per ADS. The cash dividend was paid in October 2017 to shareholders of record at the close of business on September 6, 2017. The aggregate amount of cash dividends paid was approximately US$71.2 million.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting, license and other fees paid to us by New Oriental China and its schools and subsidiaries. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and New Oriental China and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves may not be distributed as cash dividends. Further, if our PRC subsidiaries or New Oriental China and its schools and subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount out of its annual net income or annual increase in the net assets, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2014	34.50	20.06
Fiscal year 2015	27.42	18.10
Fiscal year 2016	43.58	18.09
Fiscal year 2017	76.18	38.11
Fiscal Year 2018	108.40	69.91
Quarterly Highs and Lows
First Fiscal Quarter of 2017	45.37	38.11
Second Fiscal Quarter of 2017	53.38	39.31
Third Fiscal Quarter of 2017	52.37	37.16
Fourth Fiscal Quarter of 2017	76.18	48.95
First Fiscal Quarter of 2018	86.88	69.91
Second Fiscal Quarter of 2018	94.63	80.59
Third Fiscal Quarter of 2018	108.40	82.07
Fourth Fiscal Quarter of 2018	105.66	83.00
First Fiscal Quarter of 2019	108.24	73.51
Monthly Highs and Lows
March 2018	97.35	84.27
April 2018	96.55	83.00
May 2018	105.66	88.20
June 2018	108.24	90.88
July 2018	99.47	85.34
August 2018	88.73	73.51
September 2018 (through September 21)	78.57	67.23

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Shareholder” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange.”

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

PRC Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise established outside the PRC with “de facto management body” within the PRC is considered as a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The State Administration of Taxation has issued circular to provide that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the State Administration of Taxation issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. In addition, the State Administration of Taxation issued a bulletin on January 29, 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC enterprise shareholders by us, or the gain our non-PRC enterprise shareholders may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law.

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

The following discussion does not deal with the tax consequences to any particular holder or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities (including private foundations);

•	pension plans;

•	cooperatives;

•	holders that are not U.S. Holders;

•	persons whose functional currency is not the U.S. dollar;

•	real estate investment trusts;

•	regulated investment companies;

•	persons liable for alternative minimum tax;

•	persons required to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement;

•	persons holding ADSs or common shares as part of a straddle, hedging, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes;

•	persons that actually or constructively own 10% or more of our stock (by vote or value);

•	persons holding ADSs or common shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX, MEDICARE TAX AND NON-INCOME TAX (SUCH AS THE UNITED STATES FEDERAL ESTATE OR GIFT TAX) CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF ADSS OR COMMON SHARES.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or a “PFIC,” for United States federal income tax purposes, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. If a non-U.S. corporation directly or indirectly owns at least 25% (by value) of the stock of another corporation, such corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the assets and earning a proportionate share of the other corporation’s assets and receiving a proportionate share of the other corporation’s income.

Although the law in this regard is unclear, we treat New Oriental China as being owned by us for U.S. federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity’s operating results in our combined financial statements. If it were determined, however, that we are not the owner of New Oriental China for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of New Oriental China for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2018 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2018. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the United States Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$24.2 million in our interest income for the year ended May 31, 2018.

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

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB65.4 million in the value of our U.S. dollar denominated financial assets as of May 31, 2018.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received a sum of US$3.7 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received is offset against general and administrative expenses.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2018, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2018.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2018 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of New Oriental Education & Technology Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and the VIEs’ subsidiaries and schools (collectively, the “Group”) as of May 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2018, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and the financial statement scheduled as of and for the year ended May 31, 2018 of the Company and our report dated September 27, 2018 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered in accordance with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. As it is required in those standards, we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations of internal control over financial reporting, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, People’s Republic of China

September 27, 2018

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

	For the Year Ended May 31,
(in thousands of US$)	2017	2018
Audit fees(1)	2,013	2,358
Audit related fees(2)	—	804
Tax fees(3)	100	330
All other fees	—	340

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)	“Audit related fees” means the fees billed for the audit services provided to our subsidiary or potential investees.
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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.5	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Equity Pledge Agreement, dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

Exhibit Number	Description of Document

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.9	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.10	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment no. 2 to our annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.11	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.12	English Translation of Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.13	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

4.14*	Deed of Non-Competition Undertakings, dated as of August 28, 2018 issued by New Oriental Education & Technology Group Inc. in favor of Koolearn Technology Holding Limited

4.15*	English Translation of Equity Pledge Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd, and its shareholders

4.16*	English Translation of Exclusive Option Purchase Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its shareholders

4.17*	English Translation of Powers of Attorney, dated as of May 10, 2018 issued by Beijing New Oriental Xuncheng Network Technology Co., Ltd and its shareholders.

4.18*	English Translation of Exclusive Management Consultancy and Cooperation Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders

4.19*	English Translation of Letters of Undertaking, dated as of May 10, 2018, issued by (i) Beijing Century Friendship Education Investment Co., Ltd. and its shareholders and (ii) each of the general partners of limited partnerships that are shareholders of Beijing New Oriental Xuncheng Network Technology Co., Ltd. to Koolearn Technology Holding Limited and Beijing Dexin Dongfang Network Technology Co., Ltd.

Exhibit Number	Description of Document

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name: Chenggang Zhou
Title: Chief Executive Officer

Date: September 27, 2018

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, its variable interest entities (the “VIEs”) and the VIEs’ subsidiaries and schools (collectively, the “Group”) as of May 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2018, and the related notes and the schedule I listed in the Index (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 27, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

September 27, 2018

We have served as the Company’s auditor since 2006.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2017	2018
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	641,018	983,319
Restricted cash	44	47
Term deposits	195,085	107,741
Short-term investments	1,312,942	1,623,763
Accounts receivable, net of allowance of US$585 and US$485 as of May 31, 2017 and 2018, respectively	3,343	3,179
Inventory, net	31,742	40,175
Prepaid expenses and other current assets, net of allowance of US$595 and US$914 as of May 31, 2017 and 2018, respectively	119,397	182,095
Amounts due from related parties, current	5,948	1,595
Long-term investments due within one year	16,743	—

Total current assets	2,326,262	2,941,914
Restricted cash, non-current	3,608	3,399
Property and equipment, net	282,800	449,592
Land use rights, net	3,668	3,785
Amounts due from related parties, non-current	1,748	2,226
Long-term deposits	24,023	40,099
Long-term prepaid rents	849	191
Intangible assets, net	4,005	8,544
Goodwill, net	14,083	31,729
Long-term investments, net	217,259	433,333
Deferred tax assets, non-current, net	28,858	43,323
Other non-current assets	17,816	19,577

Total assets	2,924,979	3,977,712

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$24,138 and US$39,279 as of May 31, 2017 and 2018, respectively)	24,258	39,889
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$238,864 and US$335,955 as of May 31, 2017 and 2018, respectively)	260,700	373,537
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$40,306 and US$54,844 as of May 31, 2017 and 2018, respectively)	51,045	67,233
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$48 and US$30 as of May 31, 2017 and 2018, respectively)	48	30
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$833,932 and US$1,244,748 as of May 31, 2017 and 2018, respectively)	866,630	1,270,195

Total current liabilities	1,202,681	1,750,884

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$2,174 and US$13,782 as of May 31, 2017 and 2018, respectively)	2,220	12,133

Total liabilities	1,204,901	1,763,017

CONSOLIDATED BALANCE SHEETS - CONTINUED

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2017	2018
	US$	US$
Commitments and contingencies (Note 21)
Mezzanine equity
Redeemable non-controlling interests	—	206,624
Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2017 and 2018; 158,379,387 shares issued as of May 31, 2017 and 2018; 157,687,444 and 158,319,910 shares outstanding as of May 31, 2017 and 2018, respectively)	1,584	1,584
Treasury stock	(7)	(1)
Additional paid-in capital	249,126	129,059
Statutory reserves	219,975	263,518
Retained earnings	1,171,109	1,352,543
Accumulated other comprehensive income	39,161	244,886

Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,680,948	1,991,589

Non-controlling interests	39,130	16,482

Total equity	1,720,078	2,008,071

Total liabilities, mezzanine equity and equity	2,924,979	3,977,712

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
NET REVENUES
Educational programs and services	1,309,339	1,608,954	2,165,152
Books and other services	169,009	190,555	282,278

Total net revenues	1,478,348	1,799,509	2,447,430
Operating cost and expenses
Cost of revenues	(614,364)	(749,586)	(1,065,740)
Selling and marketing	(197,897)	(232,826)	(324,249)
General and administrative	(471,010)	(554,948)	(794,482)

Total operating cost and expenses	(1,283,271)	(1,537,360)	(2,184,471)

Gain on disposal of a subsidiary	3,760	—	—

OPERATING INCOME	198,837	262,149	262,959

OTHER INCOME, NET
Interest income	66,861	61,445	84,838
Realized gain from long-term investments	—	7,086	7,366
Impairment loss from long-term investments	—	(2,338)	(980)
Miscellaneous income, net	1,586	2,367	2,841

Income before income taxes and loss from equity method investments	267,284	330,709	357,024

(Provision) Benefit for income taxes:
Current	(39,467)	(51,142)	(72,785)
Deferred	1,936	518	13,377

Provision for income taxes	(37,531)	(50,624)	(59,408)

Loss from equity method investments	(4,425)	(3,289)	(379)

Net income	225,328	276,796	297,237

Less: Net income attributable to non-controlling interests	444	2,339	1,107

Net income attributable to New Oriental Education & Technology Group Inc.‘s shareholders	224,884	274,457	296,130
Net income per common share (Note 19)
- Basic	1.43	1.74	1.87
- Diluted	1.43	1.74	1.87

Weighted average shares used in calculating basic net income per share
- Basic	156,782,439	157,551,320	158,168,794

- Diluted	157,391,686	157,986,394	158,556,500

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data, or otherwise noted)

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Net income	225,328	276,796	297,237

Other comprehensive income, net of tax
Foreign currency translation adjustment	(72,464)	(47,440)	79,293
Unrealized gain on available-for-sale investments, net of tax effect of nil, US$3,762 and US$8,825 for the years ended May 31, 2016, 2017 and 2018, respectively	36,635	22,521	129,545

Other comprehensive (loss) / income	(35,829)	(24,919)	208,838

Comprehensive income	189,499	251,877	506,075
Comprehensive income attributable to non-controlling interests	1,172	1,207	4,220

Comprehensive income attributable to New Oriental Education & Technology Group Inc.’s shareholders	188,327	250,670	501,855

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Statutory reserve	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2015	156,486,763	1,584	141,653	(19)	99,505	153,610	824,015	1,220,348	3,496	1,223,844
Reissuance of treasury stock for the exercises of employee share options	240,304	—	2,428	3	—	—	—	2,431	—	2,431
Reissuance of treasury stock for non-vested equity shares	712,330	—	(7)	7	—	—	—	—	—	—
Share-based compensation expenses	—	—	16,810	—	—	—	—	16,810	—	16,810
Transfer to statutory reserves	—	—	—	—	—	31,853	(31,853)	—	—	—
Dividend declared (a)	—	—	—	—	—	—	(62,668)	(62,668)	—	(62,668)
Equity restructure of a subsidiary (b)	—	—	23,214	—	—	(766)	(22,448)	—	—	—
Net income	—	—	—	—	—	—	224,884	224,884	444	225,328
Foreign currency translation adjustment	—	—	—	—	(72,193)	—	—	(72,193)	(271)	(72,464)
Unrealized gain on available-for-sale securities, net of tax effect of nil	—	—	—	—	35,636	—	—	35,636	999	36,635
Capital contribution from non-controlling interests	—	—	39,579	—	—	—	—	39,579	28,919	68,498
Repurchase shares from non-controlling interests	—	—	(255)	—	—	—	—	(255)	(3,497)	(3,752)

Balance as of May 31, 2016	157,439,397	1,584	223,422	(9)	62,948	184,697	931,930	1,404,572	30,090	1,434,662
Reissuance of treasury stock for the exercises of employee share options	48,047	—	256	—	—	—	—	256	—	256
Reissuance of treasury stock for non-vested equity shares	200,000	—	(2)	2	—	—	—	—	—	—
Share-based compensation expenses	—	—	20,287	—	—	—	—	20,287	—	20,287
Transfer to statutory reserves	—	—	—	—	—	35,278	(35,278)	—	—	—
Net income	—	—	—	—	—	—	274,457	274,457	2,339	276,796
Foreign currency translation adjustment	—	—	—	—	(46,331)	—	—	(46,331)	(1,109)	(47,440)
Unrealized gain on available-for-sale investments, net of tax effect of US$3,762	—	—	—	—	22,544	—	—	22,544	(23)	22,521
Capital contribution from non-controlling interests and new non-controlling interests recognized in an acquisition	—	—	5,163	—	—	—	—	5,163	7,833	12,996

Balance as of May 31, 2017	157,687,444	1,584	249,126	(7)	39,161	219,975	1,171,109	1,680,948	39,130	1,720,078
Reissuance of treasury stock for the exercises of employee share options	500	—	1	—	—	—	—	1	—	1
Reissuance of treasury stock for non-vested equity shares	631,966	—	(6)	6	—	—	—	—	—	—
Share-based compensation expenses	—	—	57,443	—	—	—	—	57,443	—	57,443
Transfer to statutory reserves	—	—	—	—	—	43,543	(43,543)	—
Dividend declared (c)	—	—	—	—	—	—	(71,153)	(71,153)	(231)	(71,384)
Net income	—	—	—	—	—	—	296,130	296,130	1,107	297,237
Foreign currency translation adjustment	—	—	—	—	76,344	—	—	76,344	2,949	79,293
Unrealized gain on available-for-sale investments, net of tax effect of US$8,825	—	—	—	—	129,381	—	—	129,381	164	129,545
Capital contribution from non-controlling interests and new non-controlling interests recognized in acquisitions	—	—	(113,784)	—	—	—	—	(113,784)	2,015	(111,769)
Repurchase shares from non-controlling interests	—	—	(63,721)	—	—	—	—	(63,721)	(28,652)	(92,373)

Balance as of May 31, 2018	158,319,910	1,584	129,059	(1)	244,886	263,518	1,352,543	1,991,589	16,482	2,008,071

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED

(All amounts in thousands, except for share data)

(a)

On July 19, 2015, the Company declared a special cash dividend in the amount of US$0.4 per American Depositary Share (“ADS”). The aggregate amount of cash dividend paid was US$62,668, which was funded by retained earnings. The dividend was fully paid on October 7, 2015 to shareholders of record at the close of business on September 4, 2015. One ADS represents one common share.

(b)

In January 2016, Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”), a subsidiary of the Group, transformed from a limited liability company to a joint stock limited company. The Group’s accumulated retained earnings and statutory reserve related to Xuncheng were reclassified to additional paid-in-capital in the consolidation financial statements.

(c)

On July 25, 2017, the Company declared a special cash dividend in the amount of US$0.45 per ADS. The aggregate amount of cash dividend paid was US$71,153, which was funded by retained earnings. The dividend was fully paid on October 6, 2017 to shareholders of record at the close of business on September 1, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Cash flows from operating activities
Net income	225,328	276,796	297,237
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	47,281	53,864	77,081
Amortization of intangible assets	1,122	1,419	1,839
Amortization of land use rights	112	106	110
Loss on disposal of property and equipment	2,061	1,747	2,032
Gain on disposal of a subsidiary	(3,760)	—	—
Goodwill impairment	—	1,682	—
Impairment loss from long-term investments	—	2,338	980
Realized gain from long-term investments	—	(7,086)	(7,366)
Share-based compensation expenses	16,810	20,287	57,443
Allowance (reversal) for doubtful accounts	904	486	576
Provision (reversal) for inventory	615	(152)	(461)
Loss from equity method investments	4,425	3,289	379
Deferred income taxes	(1,936)	(518)	(14,821)
Changes in operating assets and liabilities
Accounts receivables	(187)	(75)	767
Inventory	(6,264)	(5,224)	(5,855)
Prepaid expenses and other current assets	(7,711)	(14,796)	(51,738)
Amounts due from related parties	1,108	(1,288)	4,250
Long-term deposits	(532)	(9,652)	(14,300)
Long term prepaid rent	169	(624)	1,185
Accounts payable	4,830	3,592	13,728
Accrued expenses and other current liabilities	54,364	40,331	68,226
Income taxes payable	7,878	18,529	15,473
Amounts due to related parties	(1,887)	8	(21)
Deferred revenue	179,583	237,635	334,383

Net cash provided by operating activities	524,313	622,694	781,127

Cash flows from investing activities
Payments for restricted cash	(5,461)	(1,197)	(732)
Proceeds from release of restricted cash	4,747	1,333	1,159
Purchase of term deposits	(64,540)	(130,000)	(117,166)
Proceeds from maturity of term deposits	42,603	18,836	212,690
Payments for short-term investments	(1,112,172)	(1,343,198)	(1,250,239)
Proceeds from maturity of short-term investments	851,250	820,380	1,025,721
Purchase of property and equipment	(64,401)	(105,736)	(214,255)
Proceeds from disposal of property and equipment	1,310	2,807	9,812
Purchase of Ainuo Shida, net of cash acquired of US$2,499 (Note 3)	—	(908)	—
Business acquisition, net of cash acquired of US$12,210 (Note 3)	—	—	(999)
Payments for available-for-sale investments	(78,764)	(43,498)	(55,206)
Payments for equity method investments	(468)	(1,473)	(456)
Proceeds from held-to-maturity investments	115,178	112,200	—
Purchase of land use rights	—	—	(5,357)
Payments for cost method investments	—	—	(11,688)
Proceeds from cost method investment	540	—	—

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(All amounts in thousands)

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Cash flows from investing activities
Loans provided to related parties	(2,575)	(1,810)	—
Proceeds from disposal of Beijing Dianshi Jingwei Technology Co., Ltd (“Dianshi Jingwei”)	1,520	—	—
Proceeds from disposal of Boost Caring	1,496	—	—

Net cash used in investing activities	(309,737)	(672,264)	(406,716)

Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share option	2,176	542	1
Withholding tax for employees	(6,419)	(4,557)	(7,241)
Cash paid for dividend	(62,668)	—	(71,153)
Capital contribution from non-controlling interests	69,747	8,807	93,159
Repurchase of shares from non-controlling interests	(3,752)	—	(89,647)

Net cash (used in) provided by financing activities	(916)	4,792	(74,881)

Effects of exchange rate changes	(35,749)	(23,413)	42,771

Net change in cash and cash equivalents	177,911	(68,191)	342,301

Cash and cash equivalents at beginning of year	531,298	709,209	641,018

Cash and cash equivalents at end of year	709,209	641,018	983,319

Supplement disclosure of cash flow information
Income taxes paid	32,037	36,665	57,005

Non-cash investing and financing activities
Payable for investments and acquisitions	—	—	5,420
Payable for purchase of property and equipment	11,953	21,445	45,590

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

New Oriental Education & Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands. The Company, its consolidated subsidiaries and its variable interest entities (the “VIEs”) and the VIEs’ subsidiaries and schools are collectively referred to as the “Group”.

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

As of May 31, 2018, details of the Company’s major subsidiaries, its VIEs and the VIEs’ major subsidiaries and schools were as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational technology and management services
Beijing Judgment Education & Consulting Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and software development
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational consulting
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development
Shanghai Smart Words Software Technology Company Limited (“Shanghai Smart Words”)	December 8, 2010	PRC	100%	Educational consulting and software development
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
Beijing New Oriental Walkite International Travel Co., Ltd.	May 22, 2012	PRC	100%	Study tour
Beijing Joy Tend Technology Company Limited (“Beijing Joy Tend”)	January 31, 2013	PRC	100%	Educational consulting and software development
Beijing Right Time Technology Company Limited (“Beijing Right Time”)	January 31, 2013	PRC	100%	Educational consulting and software development
Abundant State Limited (“Abundant”)	March 20, 2013	The British Virgin Islands (“BVI”)	100%	Educational consulting
Beijing Magnificence Technology Company Limited (“Beijing Magnificence”)	November 1, 2013	PRC	100%	Educational consulting and software development
Beijing Top Technology Company Limited (“Beijing Top”)	November 13, 2013	PRC	100%	Educational consulting and software development
Beijing Shenghe Technology Company Limited (“Beijing Shenghe”)	May 27, 2014	PRC	100%	Educational consulting and software development
Walkite International Academy Co., Ltd. (“Walkite UK”)	March 16, 2015	U.K.	100%	Study tour
Walkite International Academy (U.S.A.) Co., Ltd. (“Walkite US”)	April 13, 2015	U.S.A.	100%	Study tour
Beijing Jinghong Software Technology Company Limited (“Beijing Jinghong”)	September 18, 2016	PRC	100%	Educational consulting and software development
New Oriental Vision Overseas Consulting Australia Pty Ltd. (“Overseas AU”)	January 25, 2017	Australia	100%	Consulting
Zhuhai Zekai Software Technology Company Limited (“Zhuhai Zekai”)	June 26, 2017	PRC	100%	Educational consulting and software development

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Garden House Limited (“Garden House”)	September 1, 2017	Hong Kong	70%	Pre-school education
One World Limited (“One World”)	September 1, 2017	Hong Kong	70%	Pre-school education
Blingabc Limited (“Blingabc”)	December 27, 2017	U.S.A.	100%	Educational consulting
Beijing Zhiyuan Hangcheng Software Technology Company Limited (“Beijing Zhiyuan Hangcheng”)	January 16, 2018	PRC	100%	Educational consulting and software development
Koolearn Technology Holding Limited (“Koolearn Holding”)	February 7, 2018	Cayman	68%	Online education service
New Oriental Xuncheng Technology (HK) Limited (“Koolearn Tech”)	March 2, 2018	Hong Kong	100%	Online education service
Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”)	March 21, 2018	PRC	N/A	Educational consulting and software development
VIEs of the Company:
New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	Online education service
Major subsidiaries and schools of the VIEs:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language training and test preparation
Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	N/A	Language training and test preparation
Guangzhou Haizhu District Privately-Funded New Oriental Training School (“Guangzhou Haizhu School”) (a)	September 8, 2000	PRC	N/A	Language training and test preparation
Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language training and test preparation
Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	N/A	Primary and secondary school education
Tianjin New Oriental Training School	August 21, 2002	PRC	N/A	Language training and test preparation

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries and schools of the VIEs:
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	N/A	Language training and test preparation
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language training and test preparation
Beijing New Oriental Dogwood Cultural Communications Co., Ltd.	May 16, 2003	PRC	N/A	Content development and distribution
Chongqing New Oriental Training School	August 15, 2003	PRC	N/A	Language training and test preparation
Chengdu New Oriental School	August 18, 2003	PRC	N/A	Language training and test preparation
Shenzhen New Oriental Training School	October 15, 2003	PRC	N/A	Language training and test preparation
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Oversea study consulting service
Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd.	March 2, 2004	PRC	N/A	Content development and distribution
Taiyuan New Oriental Training School	April 20, 2005	PRC	N/A	Language training and test preparation
Jinan New Oriental School	May 31, 2005	PRC	N/A	Language training and test preparation
Zhengzhou New Oriental Training School	July 19, 2005	PRC	N/A	Language training and test preparation
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language training and test preparation
Qingdao Happy Alice Kindergarten	November 29, 2005	PRC	N/A	Pre-school education
Suzhou New Oriental School	April 26, 2006	PRC	N/A	Language training and test preparation
Nanchang Donghu District New Oriental Language School	March 16, 2007	PRC	N/A	Language training and test preparation
Beijing New Oriental Stars Education & Consulting Co., Ltd	July 11, 2007	PRC	N/A	Pre-school education
Beijing Chaoyang District Kindergarten of Stars	November 20, 2007	PRC	N/A	Pre-school education
Xiamen Siming District New Oriental Education Training School	July 8, 2008	PRC	N/A	Language training and test preparation
Changchun Tongwen Gaokao Training School	September 1, 2008	PRC	N/A	College admission examination training
Changchun Tongwen Senior High School	September 1, 2008	PRC	N/A	Primary and secondary school education
Nanjing Yuhuatai District New Oriental Kindergarten of Stars	April 10, 2009	PRC	N/A	Pre-school education
Beijing Changping New Oriental Foreign Language School	July 19, 2010	PRC	N/A	Primary and secondary school education
Shanghai Vision Overseas Service Co., Ltd.	March 24, 2011	PRC	N/A	Oversea study consulting service
Beijing Management Software Training Institute	September 1, 2012	PRC	N/A	Primary and secondary school education
Beijing New Oriental Kuxue Huisi Network Technology Co., Ltd.	February 1, 2013	PRC	N/A	Online education service
Guangzhou Panyu District Privately-Funded New Oriental Training Centre (“Guangzhou Panyu School”) (a)	June 19, 2013	PRC	N/A	Language training and test preparation
Guangzhou New Oriental Training School (“Guangzhou School”) (a)	August 20, 2013	PRC	N/A	Language training and test preparation

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries and schools of the VIEs:
Beijing Dongfang Zhuoyong Investment Management Co., Ltd.	April 29, 2014	PRC	N/A	Investment management
Qingdao Alice Education & Technology Company Limited	August 21, 2014	PRC	N/A	Pre-school education
Yangzhou Guangling District New Oriental Kindergarten of Stars	August 26, 2014	PRC	N/A	Pre-school education
Qingdao Chengyang District Happy Alice Kindergarten	October 30, 2014	PRC	N/A	Pre-school education
Qingdao Laoshan District Happy Alice Kindergarten	December 4, 2014	PRC	N/A	Pre-school education
New Oriental Vision Overseas Consulting (U.K.) Ltd.	June 10, 2015	U.K.	N/A	Oversea study consulting service
Qingdao New Oriental Vision Overseas Consultancy Co., Ltd.	August 20, 2015	PRC	N/A	Oversea study consulting service
Beijing New Oriental Vision Overseas Service Co., Ltd.	February 24, 2016	PRC	N/A	Oversea study consulting service
Beijing Dongfang Youbo Network Technology Co., Ltd. (“Dongfang Youbo”)	June 23, 2016	PRC	N/A	Online education service
Beijing Bright the Future Education & Technology Co., Ltd.	July 18, 2016	PRC	N/A	Consulting
Beijing Ainuo Shida Education & Technology Co., Ltd (“Ainuo Shida”)	December 1, 2016	PRC	N/A	Oversea study consulting service
Beijing Chaoyang District Taiyanggong Kindergarten of Stars	January 20, 2017	PRC	N/A	Pre-school education
Ningbo Meishan Bonded Port Area Hexin Oriental Asset Management Co., Ltd.	April 28, 2017	PRC	N/A	Asset management
Beijing Haiwei Career Service Co., Ltd.	June 9, 2017	PRC	N/A	Oversea study consulting service
Hangzhou Shengshen Technology Co., Ltd (“Hangzhou Shengshen”)	October 9, 2017	PRC	N/A	Language training and test preparation

(a)

Guangzhou Panyu School and Guangzhou School were established in the year ended May 31, 2014. Although they are separate legal entities, from the perspective of the Group’s internal management, they together with Guangzhou Haizhu School are considered as one school since they are operated by the same local management in Guangzhou, the PRC.

The VIE arrangements

The PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside of China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside of China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with its VIEs, New Oriental China and its subsidiaries and schools and Xuncheng and its subsidiaries. Since the operations of New Oriental China and its subsidiaries and schools and Xuncheng and its subsidiaries are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates New Oriental China, its subsidiaries and schools, Xuncheng and its subsidiaries as disclosed. Therefore, the Company aggregates the disclosures related to New Oriental China, its subsidiaries and schools, and Xuncheng and its subsidiaries as the VIEs in the Company’s consolidated financial statements. The VIEs hold the requisite licenses and permits necessary to conduct the Company’s education business. In addition, the VIEs hold leases and other assets necessary to operate the Company’s schools and learning centers, employ teachers and generate substantially all of the Company’s revenues.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries

The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into the following contractual arrangements with New Oriental China, New Oriental China’s subsidiaries and schools and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, (2) receive substantially all of the economic benefits of the VIEs that could be significant to the VIEs and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request the existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in the Company’s discretion. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the exclusive option agreement provide it with the substantive kick-out rights. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under the PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Michael Minhong Yu (“Mr. Yu”)’s consent is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholders of New Oriental China and thus the power to direct the activities that most significantly impact the schools’ economic performance given that New Oriental China has the power to direct the activities of the schools via its sponsorship interest. In addition, the Company’s rights under the power of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

Service agreements. There are four types of service agreements: (i) trademark license agreements, (ii) new enrollment system development service agreements, (iii) other operating service agreements, and (iv) sale of educational software agreements.

(i)

Trademark license agreements. Pursuant to the trademark license agreement dated May 13, 2006 between the Company as the licensor and New Oriental China as the licensee, the Company has licensed the trademarks to New Oriental China for its use in China. The Company has also allowed New Oriental China to enter into sub-license agreements with its subsidiaries and schools pursuant to which each of the subsidiaries and schools may use the trademarks in China by paying license fees. This license is valid from May 14, 2006 to December 31, 2050, subject to the renewal every ten years upon the expiration of the trademark registration.

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

(iii)

Other operating service agreements. Pursuant to operating service agreements between certain WFOEs and the subsidiaries or schools of New Oriental China, the WFOEs have agreed to provide certain operating services to the subsidiaries or schools of New Oriental China for fees that are calculated based on a percentage, ranging from 2.0% to 6.0%, of respective revenues of each of the subsidiaries and schools. A majority of these agreements provide unlimited two-year or five-year automatic renewal without consent of the WFOEs. The remaining agreements can be renewed by both parties to the agreements.

(iv)

Sale of educational software agreements. Eight WFOEs, namely Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood, Beijing Joy Tend, Beijing Magnificence, Beijing Top, Beijng Shenghe and Beijing Jinghong, entered into agreements whereby the WFOEs sell various self-developed educational software to the subsidiaries or schools of New Oriental China. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms, and the subsidiaries and schools of New Oriental China cannot terminate the agreements without the consent of the WFOEs in China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries - Continued

Master exclusive service agreements. On September 19, 2014, Beijing Pioneer entered into a master exclusive service agreement with New Oriental China to enable the Company’s wholly owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its subsidiaries and schools. Under the master exclusive service agreement, Beijing Pioneer has the exclusive rights to provide or designate any entities affiliated with it to provide New Oriental China and its subsidiaries and schools the technical and business support services, including new enrollment system development service, sale of educational software and other operating services. Each service provider specified in the service agreement (iv) has the rights to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its subsidiaries and schools can terminate this agreement. The various existing service agreements mentioned in service agreements (i)~(iv) will remain effective after the inclusion of the master exclusive service agreement; however, if they have any conflict with the terms and conditions of the master exclusive service agreement, the master exclusive service agreement will prevail. The master exclusive service agreement was effective on September 19, 2014.

Equity pledge agreements. Pursuant to the equity pledge agreements dated May 25, 2006 among New Oriental China, all of the shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder of New Oriental China agreed to pledge his or its equity interest in New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of the VIEs’ obligations under the existing service agreements and any such agreements to be entered into in the future. The shareholders of New Oriental China agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in New Oriental China without the prior written consent of Beijing Hewstone and Beijing Decision.

In January 2012, ten former shareholders of New Oriental China completed the transfer, for no consideration, of all of their equity interests in New Oriental China to Beijing Century Friendship Education Investment Co., Ltd. (“Century Friendship”), a PRC domestic enterprise controlled by the Company’s founder and chairman, Mr. Yu. Prior to the transfer, Century Friendship had held 53% of the equity interests in New Oriental China while the ten former shareholders of New Oriental China held the remaining equity interests. In connection to the transfer, five new equity pledge agreements dated April 23, 2012 were entered into among New Oriental China, Century Friendship and five WFOEs, whereby Century Friendship has agreed to pledge all of its equity interests in New Oriental China to the WFOEs to secure the VIEs’ performance of their obligations under the trademark license agreements, new enrollment system development service agreements, other operating service agreements and sale of educational software agreements. Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of the WFOEs. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 equity pledge agreements.

In February 2017, as part of efforts to streamline the corporate structure, the Group removed Shanghai Smart Words as a party to the contractual arrangements with New Oriental China and its subsidiaries and schools and the shareholders. The rights and obligations of Shanghai Smart Words under these contractual arrangements have been assumed by Beijing Decision. The April 2012 equity pledge agreements have been amended to reflect the foregoing change while the terms of these agreements remain unchanged. The equity pledges of Century Friendship under the amended agreements have been registered with the Haidian District, Beijing branch of the State Administration of Industry and Commerce (the “SAIC”).

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries - continued

Exclusive option agreement. Pursuant to the exclusive option agreements entered into on various dates, as amended on May 25, 2006, among the Company, New Oriental China and its shareholders, the shareholders of New Oriental China are obligated to sell to the Company, and the Company has an exclusive, irrevocable and unconditional rights to purchase, or cause the shareholders of New Oriental China to sell to the Company’s designated party, in the Company’s sole discretion, part or all of the shareholders’ equity interests in New Oriental China when and to the extent that applicable PRC law permits the Company to own part or all of such equity interests in New Oriental China. In addition, pursuant to the exclusive option agreements, the Company has an exclusive, irrevocable and unconditional right to request any existing shareholders of New Oriental China to transfer all or part of the equity interest in New Oriental China held by such shareholder to another PRC person or entity designated by the Company at any time in the discretion. The price to be paid by the Company or a PRC person or entity designated by the WFOEs will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs. As a result of the ten former shareholders of New Oriental China transferring all of their equity interests in New Oriental China to Century Friendship in January 2012, Century Friendship executed a new option agreement with Shanghai Smart Words and New Oriental China on April 23, 2012. The terms of this new option agreement are substantially the same as the 2006 exclusive option agreements.

On February 16, 2017, Beijing Decision entered into a new option agreement with Century Friendship and New Oriental China, replacing the previous option agreement dated April 23, 2012. Pursuant to the current option agreement, Century Friendship is obligated to sell to Beijing Decision, and Beijing Decision has an exclusive, irrevocable and unconditional rights to purchase from Century Friendship, in its sole discretion, part or of all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China. In addition, Beijing Decision has an exclusive option to require Century Friendship to transfer all or part of Century Friendship’s equity interest in New Oriental China to another PRC person or entity designated by Beijing Decision at any time in its discretion. The purchase price to be paid by Beijing Decision will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

Power of Attorney. On December 3, 2012, Century Friendship, in the capacity of the sole shareholder of New Oriental China, executed a proxy agreement and power of attorney with Beijing Pioneer, which is one of the Company’s wholly owned subsidiaries in China, and New Oriental China, whereby Century Friendship irrevocably appoints and constitutes Beijing Pioneer as its attorney-in-fact to exercise on Century Friendship’s behalf any and all rights that Century Friendship has in respect of its equity interests in New Oriental China. This proxy agreement and power of attorney became effective on December 3, 2012 and replaces the powers of attorney executed by Century Friendship on April 23, 2012. The proxy agreement and power of attorney will remain effective as long as New Oriental China exists. Century Friendship does not have the rights to terminate the proxy agreement and power of attorney or revoke the appointment of the attorney-in-fact without the prior written consent of Beijing Pioneer.

VIE Arrangements between Dexin Dongfang and Xuncheng

On May 10, 2018, Dexin Dongfang, the wholly-owned subsidiary of Koolearn Holding, entered into the contractual arrangements (the “Contractual Arrangements”) with Xuncheng and the shareholders of Xuncheng, which enable Koolearn Holding to obtain control over Xuncheng, Beijing Kuxue Huisi Network Technology Co., Ltd. (“Kuxue Huisi”) and Dongfang Youbo (together the “Xuncheng VIE entities”).

The Contractual Arrangements include the Exclusive Management Consultancy and Business Cooperation Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement, Powers of Attorney, Dispute resolution and Letters of undertaking.

Through these Contractual Agreements, the Company has the ability to (1) expose, or has rights, to variable returns from its involvement with the investee and has ability to affect those returns through its power over Xuncheng VIE entities; (2) exercise equity holders’ controlling voting rights of Xuncheng VIE entities; (3) receive substantially all of the economic benefits of Xuncheng VIE entities in consideration for the business support, technical and consulting services provided by Dexin Dongfang; (4) obtain an irrevocable and exclusive right to purchase all or part of equity interests in the Xuncheng VIE entities from the respective equity holders at nil consideration or a minimum purchase price permitted under the PRC Laws; (5) obtain a pledge over the entire equity interest of Xuncheng from their equity holders as collateral security for all of Xuncheng VIE entities’ payments.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Risks in relation to the VIE structure - continued

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and the VIEs;

•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and the VIEs;

•	limit the Group’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries and the VIEs may not be able to comply;

•	require the Company or the Company’s PRC subsidiaries or the VIEs to restructure the relevant ownership structure or operations; or

•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Company’s ability to conduct its education business may be negatively affected if the PRC government were to carry out of any the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries or the VIEs.

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is one of the beneficial shareholders of the Company, holding 13.1% of the total common shares outstanding as of May 31, 2018. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

In addition, the current shareholders of New Oriental China and Xuncheng are also beneficial owners of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of New Oriental China may act contrary to the contractual arrangements, the Company, through Beijing Pioneer, entered into an irrevocable power of attorney with Century Friendship on December 3, 2012, which replaces the powers of attorney executed by Century Friendship on April 23, 2012. Through the power of attorney, Century Friendship entrusted Beijing Pioneer as its proxy to exercise its rights as the shareholder of New Oriental China with respect to an aggregate of 100% of the equity interests in New Oriental China.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

Risks in relation to the VIE structure - continued

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and the VIEs in the Group:

	As of May 31,
	2017	2018
	US$	US$
Total current assets	1,590,750	2,081,374
Total non-current assets	488,709	750,316

Total assets	2,079,459	2,831,690

Total current liabilities	1,137,288	1,674,857
Total non-current liabilities	2,174	13,782

Total liabilities	1,139,462	1,688,639

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Net revenues	1,443,851	1,777,864	2,417,203
Net income	313,828	333,456	479,190
Net cash provided by operating activities	457,267	454,753	711,591
Net cash used in investing activities	(286,235)	(459,532)	(429,265)
Net cash provided by (used in) financing activities	63,328	4,250	(96,429)

The VIEs contributed an aggregate of 97.7%, 98.8% and 98.8% of the consolidated net revenues for the years ended May 31, 2016, 2017 and 2018, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of the fiscal years ended May 31, 2017 and 2018, the VIEs accounted for an aggregate of 71.1% and 71.2%, respectively, of the consolidated total assets, and 94.6% and 95.8%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs were primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.

There are no consolidated VIEs’ assets that are collateralized for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 26 for disclosure of restricted net assets.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries and schools. The Company and its WFOEs have entered into contractual arrangements with the VIEs and its shareholders, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include purchase price allocation relating to the business acquired, the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment, impairment of goodwill, impairment of intangible assets, impairment of long-term investments, fair value of long-term available-for-sale investments, allowance for doubtable accounts, mezzanine equity and etc. Actual results could differ from those estimates.

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

In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents Renminbi (“RMB”) deposit in bank accounts as deposits for establishing new subsidiaries and schools. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Short-term investments

The Group’s short-term held-to-maturity investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidated statements of operations.

Allowance for doubtful accounts

Accounts receivable represents amounts due from corporate customers of the Group’s various subsidiaries and schools. The Group provides allowance for doubtful accounts based on historical collection experience and a review of the current status of accounts receivable and other receivable. Accounts receivable and other receivable are presented net of allowance for doubtful accounts.

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2017	2018
	US$	US$
Beginning balance	1,210	1,180
Charge during the year	486	576
Written-off	(516)	(357)

Ending balance	1,180	1,399

Inventory

Inventory mainly consists of books. Inventory is stated at the lower of cost or net realizable value.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight line basis over the following estimated useful lives:

Buildings	20-50 years
Transportation equipment	10 years
Furniture and education equipment	5 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of the lease term or estimated useful life

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Construction in progress

The Group constructs certain of its property and equipment. Construction in progress represents the costs incurred in connection with the construction of property and equipment. Costs classified as construction in progress include all costs of obtaining the asset and bringing it to the location and in the condition necessary for its intended use. Depreciation is recorded at the time the assets are ready for intended use.

Land use rights

Land use rights are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificate, from 38.5 years to 50 years.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on long-lived assets during the years ended May 31, 2016, 2017 and 2018.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill - continued

An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group recorded nil, US$1,682 and nil impairment losses during the years ended May 31, 2016, 2017 and 2018, respectively.

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

(a)	Cost Method Investments

For investee companies over which the Group does not have significant influence nor control through investment in common shares or in-substance common shares and which do not have readily determinable fair value, the Group carries the investment at cost and recognizes as income any dividend received from distribution of the investee’s earnings.

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

The Group estimates the fair value of these investee companies based on the discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group’s intent and ability to hold such investment. The Group did not record any impairment losses on its cost method investments during the years ended May 31, 2016, 2017 and 2018.

(b)	Equity Method Investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments, where the Group holds more than 50% equity interest, the Group may only have significant influence but not have control over the investees. For certain investments, where the Group hold less than 20% equity or voting interest, the Group may also have significant influence. Equity method is also used to account for these investments.

Under the equity method, the Group initially records its investments at cost and subsequently recognizes its proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which depends on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company recorded nil impairment losses on its equity method investment during the years ended May 31, 2016, 2017 and 2018.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-term investments - continued

(c)	Available-for-sale Investments

For investments in investees’ preferred shares which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are recorded in accumulated other comprehensive income. Realized gains or losses, and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated statements of operations.

The Group reviews its investments for OTTI based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Company recorded nil, US$2,338 and US$980 impairment losses on its available-for-sale investments during the years ended May 31, 2016, 2017 and 2018, respectively.

Non-controlling interests and redeemable non-controlling interests

The Group’s consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to minority shareholders of the consolidated affiliated company are classified separately as “non-controlling interests” in the Company’s consolidated statements of operations.

Non-controlling interests in subsidiaries that are redeemable outside of the Company’s control for cash or other assets are classified outside of permanent equity at the redemption value. If the redemption event is probable to occur, the Company adjusts the redeemable non-controlling interests to the redemption value on each balance sheet date with the changes recognized as an adjustment to retained earnings, or in the absence of retained earnings, as an adjustment to additional paid-in capital.

Value added tax (“VAT”)

Pursuant to the PRC tax laws, in case of any product sales, generally the VAT rate is 3% of the gross sales for small scale VAT payer and 17% of the gross sales for general VAT payer. Most of the subsidiaries of the Company are deemed as general VAT payers for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Group’s consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Business in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. Implementation of the Pilot Program, the new enrollment system development services and other operating services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Group’s consolidated financial statements.

Since May 2016, in accordance with Cai Shui [2016] No. 68, the non-academic educational programs and services in short-term training schools are subject to a simple VAT collection method and apply for a 3% VAT rate. Therefore, the Group’s non-academic educational programs and services in short-term language training schools which were previously subject to business tax are now subject to a VAT rate of 3%.

Since May 2018, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16% of the gross sales for general VAT payer. Most of the Group’s entities are deemed as general VAT payers for the sales of books and teaching materials and the intercompany sales of self-developed software. Therefore, for general VAT payer, VAT on sales is calculated at 16% on revenue from product sales and paid after deducting input VAT on purchases since May 1, 2018.

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is reported net of business taxes, VAT and refunds. Business tax and VAT amounted to US$52,993 for the year ended May 31, 2016. Subsequent to May 2016, the Group no longer incurred business taxes. The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, pre-school education, primary and secondary school education and online education. Tuition is generally paid in advance and is initially recorded as deferred revenue. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected for enrollment in the language training and test preparation courses and online education or ratably over the corresponding academic year for the school fees collected for enrollment in the pre-school education and primary and secondary school education, and is reported net of business taxes, VAT and refunds. Students are entitled to a short term trial period which commences on the date the course begins. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those collected but unearned portion of the fee is available to be returned. Refunds have been insignificant for the years ended May 31, 2016, 2017 and 2018.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue recognition - continued

(b)	Other services

Other service revenues are primarily derived from consulting services to students regarding overseas studies and study tours. Revenue is recognized upon meeting the following criteria after a contract is signed, the price is fixed or determinable, services are delivered and collection is reasonably assured.

(c)	Books

The Group sells books or other educational materials developed or licensed by the Group either through its own distribution channels or through third party distributors. Revenue from sales of books and other educational materials is recognized when the products are sold to the end customers. The Group provides books and other educational materials that are required for its courses and does not separately charge students for these items.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated economic life.

Advertising costs

The Group expenses advertising costs as they incurred. Total advertising expenses were US$39,753, US$41,498 and US$55,936, for the years ended May 31, 2016, 2017 and 2018, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$494, US$1,325 and US$2,945, for the years ended May 31, 2016, 2017 and 2018, respectively.

Foreign currency translation

The Company’s functional and reporting currency is the United States dollars (“U.S. dollars”). The financial records of the Company’s subsidiaries and the VIEs located in the PRC are maintained in their local currency, the RMB, which is the functional currency of these entities. The financial records of the Company’s subsidiaries located in Hong Kong are maintained in U.S. dollars, which is the functional currency of these entities. The financial records of the Company’s subsidiaries located in United Kingdom are maintained in their local currency, the Great Britain Pound (“GBP”), which is the functional currency of these entities. The financial records of the Company’s subsidiary located in Australia are maintained in its local currency, the Australian Dollar (“AUD”), which is the functional currency of the entity. All financial records of the other entities are maintained in U.S. dollars.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$762,895 and US$989,070 as of May 31, 2017 and 2018, respectively.

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

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts receivable, amount due from/to related parties, long-term investment due within one year, available-for-sale investments, accounts payable and income tax payable. Available-for-sale investments are carried at fair value. The carrying amounts of cash and cash equivalents, restricted cash, term deposits, short-term investments, long-term investment due within one year, accounts receivable, amount due from/to related parties, accounts payable and income tax payable approximate their fair values due to the short-term maturities of these instruments.

Net income per share

Basic net income per share is computed by dividing net income attributable to the holders of common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. The Group has share option and non-vested equity shares which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the share options and non-vested equity shares is computed using the treasury stock method. The effect of mezzanine equity is computed using the if-converted method.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income taxes

The Group accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, net of operating loss carry forwards and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Deferred tax assets are reduced by a valuation allowance when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Group believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Group recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale securities and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of comprehensive income.

Share-based compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expenses net of forfeitures on a straight-line basis over the requisite service period, with a corresponding addition to paid-in capital. The Group uses the binomial option pricing model to measure the fair value of options granted and the quoted market price of the Company’s common shares to measure the fair value of non-vested equity shares (“NES”) granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise an option over the life of the option, as affected by the reality of changing stock prices and non-constant risk free rates, would better reflect the measurement objective of relevant accounting literature.

The amount of compensation expenses recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. The forfeitures are recognized based on the estimated forfeitures rate, upon the adoption of ASU 2016-09 on June 1, 2017, they are recognized as they occur.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of May 31, 2018, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in the fiscal years 2016, 2017 and 2018, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements adopted

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Group adopted this ASU on June 1, 2017 and has elected to account for forfeitures as they occur rather than applying an estimated forfeiture rate to share-based compensation expenses on a prospective basis. The adoption did not have a material impact on the Group’s financial position or results of operations. However, the retrospective application of cash paid for employee taxes on withheld shares from share-based awards resulted in a US$6,419 and US$4,557 reclassification of these cash outflows from operating activities to financing activities on the consolidated statements of cash flows for the years ended May 31, 2016 and 2017, respectively.

In March 2016, the FASB issued ASU No. 2016-07, simplifying the Transition to the Equity Method of Accounting. The amendments eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group adopted this ASU on June 1, 2017 and determined it had no impact on its consolidated financial statements as of May 31, 2018.

Recently issued accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

The Group expects to adopt ASU 2014-09 utilizing the modified retrospective method in the first quarter of fiscal year 2019. The Group has substantially completed the assessment of the impacts of the new standard to its existing portfolio of customer contracts. The Group does not believe the adoption of ASU 2014-09 would have a material effect on its current revenue recognition policies, except that it will be required to assess variable consideration included in its consulting service related to overseas study over the expected service period. The Group has also identified a provision under the new standard in relation to the incremental cost, commission fees, of obtaining a contract and will make judgments and estimates throughout the applicable periods. Certain additional financial statement disclosure are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently issued accounting pronouncements not yet adopted - continued

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group will apply the new standard in the first quarter of fiscal year 2019. For investments in equity securities without readily determinable fair values, the Group will elect to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. For investments in equity securities with readily determinable fair values, the Group will elect to account them at fair value change through earnings. The Group anticipates that the adoption of ASU 2016-01 may increase the volatility of its other income / expenses, as a result of the remeasurement of the equity securities upon the occurrence of observable price change.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently issued accounting pronouncements not yet adopted - continued

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU on update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group expects the adoption of this new ASU will change the presentation of restricted cash on the statement of cash flow.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosure are required at transition. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this ASU on update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.	BUSINESS ACQUISITIONS

Business acquisition in fiscal year 2017:

Acquisition of Ainuo Shida

In March 2015, the Group invested and paid US$1,129 to obtain 18% equity interest in Ainuo Shida to expand the business of its oversea consulting and benefit from the synergistic effect expected from such investment. The investment was initially recognized as available-for-sale investment as the Group determined that it was a debt security and measured the investment subsequently at fair value. In December 2016, the Group acquired an additional 33% equity interest in Ainuo Shida, for a total consideration of US$3,842, which was paid in full as of May 31, 2017. The acquisition resulted in the Group obtaining control of Ainuo Shida with an ownership of 51% equity interest.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - CONTINUED

Business acquisition in fiscal year 2017: - continued

Acquisition of Ainuo Shida - continued

The Group recognized an investment gain of US$723 as a result of remeasuring the 18% equity interest immediately to fair value before the business combination. The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition date was measured at fair value using a discounted cash flow method and taking into account certain factors including the management projection of discounted future cash flow and an appropriate discount rate. The purchase price allocation was determined by the Group with assistance of an independent valuation appraiser. The purchase price was allocated on the date of acquisition as follows:

	US$	Amortization period
Cash	2,499
Other current assets	4,874
Property and equipment	493	1-5 years
Intangible assets
Trademark	1,708	10 years
Student base	1,069	1 year
Courseware	76	3 years
Goodwill	5,516
Deferred revenue	(4,544)
Other current liabilities	(1,496)
Deferred tax liabilities	(713)
Fair value of the 18% equity interest	(1,741)
Non-controlling interests	(3,899)

Total	3,842

Business acquisition in fiscal year 2018:

Acquisition of Hangzhou Shengshen

In October 2017, the Group acquired 100% equity interest in Hangzhou Shengshen, a K-12 education group located in Zhejiang, for a total consideration of US$11,012, in which US$5,309 had been paid during the year ended May 31, 2018. The acquisition was recorded using the acquisition method of accounting, accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent appraiser. The acquired goodwill is not deductible for tax purposes. The purchase price was allocated on the date of acquisition as follows:

	US$	Amortization period
Cash	3,571
Other current assets	704
Property and equipment	1,148	1-5 years
Intangible assets
Trademark	1,713	5 years
Student base	2,164	3 years
Goodwill	9,809
Deferred revenue	(5,566)
Other current liabilities	(1,562)
Deferred tax liabilities	(969)

Total	11,012

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS – CONTINUED

Business acquisition in fiscal year 2018: - continued

Other acquisitions

During the year ended May 31, 2018, the Group also made several other business acquisitions.

The total cash consideration of the business acquisitions was US$6,992, in which US$5,902 had been paid during the fiscal year 2018. The cash and cash equivalents, intangible assets, goodwill, deferred revenue and non-controlling interests acquired from these business acquisitions were US$8,639, US$2,294, US$6,383, US$15,215 and US$1,683, respectively. The purchase price allocations were determined by the Group with assistance of an independent valuation appraiser.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates. The acquired goodwill is not deductible for tax purposes.

The following summarized unaudited pro forma results of operations for the years ended May 31, 2017 and 2018 assuming that these acquisitions during the year ended May 31, 2018 occurred as of June 1, 2017. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of June 1, 2017, nor is it indicative of future operating results.

	For the years ended May 31,
	2017	2018
	(unaudited)	(unaudited)
	US$	US$
Pro forma net revenues	1,815,660	2,451,735
Pro forma net income attributable to New Oriental Education and Technology Group Inc.	275,685	296,697
Pro forma net income per share – basic	1.75	1.88
Pro forma net income per share – diluted	1.75	1.87

4.	DISPOSAL OF SUBSIDIARIES

Disposal of Dianshi Jingwei

In April 2016, the Group sold 51% equity interest in Beijing Dianshi Jingwei Technololy Co., Ltd (“Dianshi Jingwei”) to management of Dianshi Jingwei for a cash consideration of US$2,325. As of the disposal date, Dianshi Jingwei had accumulated deficit resulting in the Group deriving a gain from the deconsolidation. The disposal gain recognized by the Group was US$3,760 and was recorded in the consolidated statements of operations for the year ended May 31, 2016. Subsequent to this disposal, the Group accounted for its 49% investment in Dianshi Jingwei as an equity method investment because the Group retained the ability to exercise significant influence. The disposal of Dianshi Jingwei did not represent a strategic shift and did not have a major effect on the Group’s operation.

The disposal gains from the transaction was presented as continuing operation.

5.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of May 31,
	2017	2018
	US$	US$
Held-to-maturity investments	1,312,942	1,623,763

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

5.	SHORT-TERM INVESTMENTS - CONTINUED

Short-term investments consist of various financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with variable interest rates. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are equal to or less than one year.

While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality. No OTTI loss was recognized for the years ended May 31, 2016, 2017 and 2018, respectively.

6.	INVENTORY, NET

Inventory, net, consisted of the following:

	As of May 31,
	2017	2018
	US$	US$
Course materials in schools	7,419	12,020
Publications in bookstores	24,323	28,155

	31,742	40,175

Inventory was marked to the lower of cost or net realizable value and the inventory provision was reversed in the amount of US$152 and US$461 for the years ended May 31, 2017 and 2018, respectively.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net, consisted of the following:

	As of May 31,
	2017	2018
	US$	US$
Prepaid rent	44,746	56,531
Advances to suppliers	29,358	43,913
Interest receivable	14,005	23,647
Rental deposits	8,355	10,953
Staff advances (a)	2,514	9,544
Receivable from exercise of options/NES	—	7,300
Prepaid advertising fees	4,235	6,917
Receivable from third parties’ platforms	3,211	5,967
VAT recoverable	2,305	3,493
Deposits of advertising and decoration	1,411	3,342
Prepaid property taxes and other taxes	947	212
Others (b)	8,905	11,190
Less: allowance for other receivables	(595)	(914)

	119,397	182,095

(a)	Staff advances were provided to staff for traveling and related use which are expensed as incurred.
(b)	Others primarily included prepaid maintenance fees, other receivables and other miscellaneous prepayments.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

8.	LONG -TERM INVESTMENT DUE WITHIN ONE YEAR

In October 2015, the Group invested US$15,654 in a two-year trust named Trust 556 with an expected annualized interest rate of 8.5%. The principal and the interest are not guaranteed during the Group’s holding period and will be paid upon maturity. The investments were classified as available-for-sale investments as the Group determined that the shares were debt security and unrealized gains of US$706 and US$1,089 were reported in other comprehensive income for the years ended May 31, 2016 and 2017, respectively. As of May 31, 2017, the investment amounting to US$16,743 was reclassified to long-term investment due within one year.

In October 2017, Trust 556 was due and the Group accordingly redeemed the principal and interest for a total of US$18,475 with realized gain of US$2,821.

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of May 31,
	2017	2018
	US$	US$
Buildings	141,477	156,324
Transportation equipment	8,618	9,936
Furniture and education equipment	88,671	128,670
Computer equipment and software	48,385	65,227
Leasehold improvements	216,848	349,953

	503,999	710,110
Less: accumulated depreciation	(243,035)	(275,940)
Exchange differences	7,182	(15,499)
Construction in progress	14,654	30,921

	282,800	449,592

Depreciation expenses for the years ended May 31, 2016, 2017 and 2018 were US$47,281, US$53,864 and US$77,081, respectively.

10.	LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of May 31,
	2017	2018
	US$	US$
Land use rights	5,003	5,315
Less: accumulated amortization	(1,307)	(1,417)
Exchange differences	(28)	(113)

Land use rights, net	3,668	3,785

Amortization expenses for land use rights for the years ended May 31, 2016, 2017 and 2018 were US$112, US$106 and US$110, respectively. The Group expects to recognize US$110 in amortization expense for each of the next five years and US$3,235 thereafter.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

11.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of May 31,
	2017	2018
	US$	US$
Intangible assets with indefinite lives:
Trademark	241	256
Intangible assets with finite lives:
Trademark	2,976	5,575
Courseware	122	129
Student base	2,995	7,014
Favorable lease	689	732
License	415	415

	7,438	14,121

Less: accumulated amortization	(3,498)	(5,272)
Exchange differences	65	(305)

	4,005	8,544

Amortization expenses for the intangible assets for the years ended May 31, 2016, 2017 and 2018, were US$1,122, US$1,419 and US$1,839, respectively. As of May 31, 2018, the Group expects to record amortization expenses related to intangible assets US$2,004, US$1,982, US$1,332, US$1,037 and US$720 for the years ended May 31, 2019, 2020, 2021, 2022, 2023, respectively, and US$1,213 thereafter.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	GOODWILL, NET

Goodwill, net, consisted of the following:

	As of May 31,
	2017	2018
	US$	US$
Beginning balance	10,545	15,765
Acquisition	5,516	16,192
Exchange differences	(296)	1,454

Ending balance	15,765	33,411
Accumulated impairment	(1,682)	(1,682)

Goodwill, net	14,083	31,729

The goodwill reflects the excess of the consideration paid or transferred over the fair values of the identifiable net assets acquired. The Company acquired Tongwen Gaokao and Tongwen High School (collectively “Tongwen”) in September 2008. For the fiscal year ended May 31, 2017, the Group performed its annual goodwill impairment testing and determined there was an impairment. As a result, the entire balance of goodwill associated with Tongwen and amounting to US$1,682 was written off. The Group did not incur impairment loss for the year ended May 31, 2018.

13.	LONG-TERM INVESTMENTS, NET

Long term investments, net, consisted of the following:

	As of May 31,
	2017	2018
	US$	US$
Cost method investments:
Asia Pacific Montessori Education Co., Ltd.(“Asia Pacific”) (a)	—	11,216
Other cost method investments (b)	8,132	27,291
Equity method investments: (c)	11,537	9,131
Available-for-sale investments:
Sunlands Online Education Group (“Sunlands”) (d)	32,644	134,423
Shanghai Golden Education & Training Co., Ltd.(“Golden Finance”) (e)	44,809	86,937
Boxfish Education Group Limited (“Boxfish”) (f)	—	15,000
Shanghai ALO7 Technology Co., Ltd.(“Alo7.com”) (g)	17,370	14,395
Tianjin Uhozz Internet Technology Co., Ltd (“Uhozz”) (h)	9,552	12,826
Beijing Kaisheng Culture Media Ltd. (“Kaisheng Culture”) (i)	7,342	11,263
Tarena International, Inc. (“Tarena”) (j)	25,695	9,610
Dr. Cuiyutao Healthcare Limited (“Yuxueyuan”) (k)	—	9,316
Beijing Shengtong Printing Co., Ltd (“Shengtong”) (l)	10,711	9,261
Lele Global Limited (“Lele”) (m)	9,105	9,157
Xiamen Shenzhouying Software & Technology Co., Ltd (“Shenzhouying”) (n)	6,856	8,451
Special assets management plan-Guotai Yuanxin & New Oriental (“Assets Management Plan”) (o)	7,486	8,336
Other available-for-sale investments (p)	26,020	56,720

	217,259	433,333

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	LONG-TERM INVESTMENTS - CONTINUED

(a)

In April and November 2017, the Group paid US$3,205 and US$8,011, respectively, in Asia Pacific, a company engaging in pre-school education, for 35% equity interests. Asia Pacific’s equity interest was equity security but not in-substance common shares due to substantial liquidation preference rights. Accordingly, the investment in Asia Pacific was accounted for as a cost method investment.

(b)

As to the other investments, they represent several insignificant investments in third-party private companies classified as cost method investments as of May 31, 2017 and 2018. The Group accounts for these investments under the cost method as the Group has no ability to exercise significant influence over the investees.

(c)

The Group holds 6.86% to 50% equity interests in nine third-party companies through investments in their common shares or in-substance common shares. Majority of the long-term investments are engaged in educational services. The Group accounts for these investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group recognized impairment loss from equity method investments of US$4,425, US$3,289 and US$379 for the years ended May 31, 2016, 2017 and 2018, respectively.

(d)

In January 2016, the Group invested US$12,310 in Sunlands, which focuses on online education specific to vocational qualification training, for subscribing the convertible bonds. In July 2016, the Group converted all of the convertible bonds into redeemable preferred shares of Sunlands for 4.9% equity interests. In the meantime, the Group invested an additional US$12,205 redeemable preferred shares for another 4.9% equity interest in Sunlands. Upon the additional investment, the Group holds 9.8% equity interest in Sundlands.

On March 23, 2018, Sunlands was listed in the New York Stock Exchange Market. All of the preferred shares were converted to 529,426 Class A ordinary shares immediately upon the completion of the listing. The Group additional invested US$10,000 for 34,783 Class A ordinary shares in April, 2018 and holds 8% aggregate equity interests in Sunlands. Unrealized gains of nil, US$8,129 and US$101,779 were reported in other comprehensive income for the years ended May 31, 2016, 2017 and 2018, respectively.

(e)

In April and November 2015, the Group invested US$3,398 and US$11,437, respectively, in Golden Finance, a company focusing on training programs associated with finance and business management, for 19.5% equity interests. Unrealized gain of US$19,407, US$10,567 and US$42,128 were reported in other comprehensive income for the years ended May 31, 2016, 2017 and 2018, respectively.

(f)

In April 2018, the Group paid US$15,000 in Boxfish, an online educational institution in China focusing on K-12 English training, for 6.52% equity interests. The equity interests acquired in Boxfish were classified as available-for-sale investment as the Group determined the interests were debt security and measured at fair value. No fair value change was recognized for the year ended May 31, 2018.

(g)

On March 5, 2012, the Group acquired a convertible promissory note from Alo7.com for US$1,000, which entitled the Group to automatically convert the note into equity security upon certain conditions were met. On July 1, 2012, the Group converted the US$1,000 promissory note into convertible redeemable preferred shares for 3.4% equity interests in Alo7.com on an as-converted basis.

In March, June and September 2014, the Group further invested US$2,576, US$300 and US$10,000 of redeemable preferred shares into Alo7.com. As of May 31, 2018, the Company had 14.3% equity interests in Alo7.com. Unrealized gain of US$1,704, losses of US$8,678 and US$2,975 were reported in other comprehensive income for the years ended May 31, 2016, 2017 and 2018, respectively.

(h)

In May 2015, the Group invested US$460 in Uhozz, a company providing oversea rental agency services, for 10% equity interests. The equity interests acquired by the Group were classified as available-for-sale investment and measured at fair value. In March 2018, the Group further subscribed 15.18% equity interests with a cash consideration of US$9,000. New subscribed equity interests were still classified as available-for-sale investment and measured at fair value. Unrealized gains of US$4,254 and US$4,838 and loss of US$5,726 were reported in other comprehensive income for the years ended May 31, 2016, 2017 and 2018, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	LONG-TERM INVESTMENTS - CONTINUED

(i)

In April 2017, the Group invested US$7,342 in Kaisheng Culture, a company engaging in providing educational services to students aging from 2 to 12, for 8.33% equity interests. The equity interests acquired in Kaisheng Culture were classified as available-for-sale investment and measured at fair value. Unrealized gain of nil and US$3,921 were reported in other comprehensive income for the years ended May 31, 2017 and 2018, respectively.

(j)

In March 2014, the Group invested US$13,500 in Tarena, a listed A-share company that provides IT professional education services in China, for 3% equity interests. Unrealized loss of US$1,005 and gain of US$9,750 were reported in other comprehensive income for the years ended May 31, 2016 and 2017, respectively. In July 2017, the Group sold 1% equity interest in Tarena to third parties and the realized gain of US$4,545 was recognized in investment income for the year ended May 31, 2018. Unrealized loss of US$7,040 was reported in other comprehensive income for the year ended May 31, 2018.

(k)

In February 2018, the Group invested US$15,516 in Yuxueyuan, a company engaging in providing professional childcare and medical services for children aging from 1 to 6, for 10% equity interests. The investment consists of two tranches. The first tranche was to obtain 8,490,642 series B-1 preferred shares at US$6,200 and the other tranche was to obtain 11,073,049 series C+ preferred shares at US$9,316. The investment in series B-1 preferred shares was classified as a cost method investment because the series B-1 preferred shares were not in-substance common shares due to its liquidation preference rights and the Group does not have significant influence in the investee. The investment in series C+ preferred shares was classified as available-for-sale investment as the Group determined that it was a debt security due to redemption and liquidation preference rights and measured the investment subsequently at fair value. No fair value change was recognized for the year ended May 31, 2018.

(l)

In April 2015, the Group acquired 18% equity interest in Beijing ROBOROBO Technology Co., Ltd. (“ROBOROBO”) for a cash consideration of US$4,356, a company applying various robots build training course for kids with different ages. In February 2017, the Group disposed all of the ownership in ROBOROBO, totaling in exchange for 1.87% common shares issued by Shengtong, which is a listed A-share company in China. Realized gain of US$7,086 was recognized for the year ended May 31, 2017. The equity interests acquired in Shengtong were classified as available-for-sale investment since the Group determined that the shares were debt securities and measured at fair value. Unrealized gain of US$423 and loss of US$1,450 were reported in other comprehensive income for the years ended May 31, 2017 and 2018, respectively.

(m)

In September 2015, the Group invested US$8,500 in Lele, a company providing online learning and tutoring services for students from kindergarten through 12th grade, to acquire 48,796,296 convertible redeemable preferred shares for 8.5% equity interests. The investment was classified as available-for-sale investment as the Group determined that the shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. Unrealized gains of nil, US$605 and US$52 were reported in other comprehensive income for the years ended May 31, 2016, 2017 and 2018, respectively.

(n)

In May 2016, the Group invested US$6,839 in Shenzhouying, a company engaging in providing remote video monitoring control, for 10% equity interests. In August 2017, the Group further invested US$759 to subscribe 139,094 series C+ convertible redeemable preferred shares. The investment was classified as available-for-sale investment as the Group determined that the investment was a debt security and measured the investment subsequently at fair value. Unrealized gains of nil, nil and US$836 were reported in other comprehensive income for the years ended May 31, 2016, 2017 and 2018, respectively.

(o)

In August 2015, the Group invested US$7,315 in Assets Management Plan with a maturity of five years and owned 50% interests in the fund. The other 50% interests were invested by Mr. Yu and some other employees in the Group. The investment was classified as available-for-sale investment as the Group determined that the investment was a debt security and measured the investment subsequently at fair value. Unrealized gains of US$61, US$110 and US$850 were reported in other comprehensive income for the years ended May 31, 2016, 2017 and 2018, respectively.

(p)

The other available-for-sale represent several insignificant investments classified as available-for-sale investments as of May 31, 2017 and 2018. Unrealized gain of US$8,155, US$323 and US$2,700 were reported in other comprehensive income for the years ended May 31, 2016, 2017 and 2018, respectively. The Group recognized impairment loss from long term investments of nil, US$2,338 and US$980 for the years ended May 31, 2016, 2017 and 2018, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis

The Group measured its financial assets and liabilities primarily including available-for-sale investments at fair value on a recurring basis as of May 31, 2017 and 2018.

As of May 31, 2017 and 2018, the available-for-sale investments recorded in long-term investments include redeemable preferred shares, convertible note, common shares of three listed companies and Assets Management Plan (Refer to Note 13). Those are measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition and are as follows:

	As of May 31, 2017
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Available-for-sales investments:
Common shares	36,406	—	—	36,406
Redeemable preferred shares	—	30,669	123,029	153,698
Assets Management Plan	—	7,486	—	7,486

Total	36,406	38,155	123,029	197,590

	As of May 31, 2018
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Available-for-sales investments:
Common shares	153,294	—	—	153,294
Redeemable preferred shares and convertible note	—	90,168	133,897	224,065
Assets Management Plan	—	8,336	—	8,336

Total	153,294	98,504	133,897	385,695

The long-term investments accounted for as available-for-sale investments on a recurring basis are as follows:

Available-for-sale investments
US$
Balance as of June 1, 2016	163,804
Purchase	19,893
Changes in fair value	22,521
Impairment amount	(2,876)
Foreign exchange difference	(5,752)

Balance as of May 31, 2017	197,590

Purchase	62,980
Disposal	(25,308)
Changes in fair value	129,545
Impairment amount	(138)
Foreign exchange difference	21,026

Balance as of May 31, 2018	385,695

The Company measured the fair value of its investments in common shares using the market approach based on the quoted stock price of its investee in the active market and has classified it as level 1 measurement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	FAIR VALUE MEASUREMENT - CONTINUED

Assets and liabilities measured at fair value on a recurring basis – continued

The Company measured the fair value of its investment in convertible note and Assets Management Plan based on the respective principal and expected returns and has classified those as level 2 measurement.

For redeemable preferred shares do not have a quoted market rate, the Company measured their fair value based on recent transactions or based on the market approach or income approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms or a recent transaction agreed by the Company and the investee and has been classified as level 2 measurement. When no recent transactions are available, a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning on sale, discount of lack of marketability, investee’s time to the Initial Public Offering as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

The Group did not have any transfers between level 1 and level 2 fair value measurements during the periods presented. During the year ended May 31, 2017, the Group transferred several redeemable preferred shares from level 2 to level 3 for a total of US$31,505 as the Group changed its fair value measurements for those investees. Specifically, the Group changed its measurement method from recent transactions to a market approach or income approach described in the previous paragraph to determine the investment’s fair value as no recent transactions were available as of May 31, 2017. During the year ended May 31, 2018, the Group transferred one redeemable preferred share from level 3 to level 1 for a total of US$32, 644.

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

Available-for-sale investments
US$
Balance as of June 1, 2016	69,873
Transfer from level 2 fair value measurements	31,505
Initial recognition	—
Unrealized gain	21,651

Balance as of May 31, 2017	123,029

Transfer to level 1 fair value measurements	(32,644)
Initial recognition	—
Unrealized gain	43,512

Balance as of May 31, 2018	133,897

Assets and liabilities measured at fair value on a nonrecurring basis

Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized.

The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to intangible assets acquired for the years ended May 31, 2016, 2017 and 2018. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The Group measures cost method investments and equity method investments at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2017	2018
	US$	US$
Accrued payroll	163,621	212,677
Payable for purchase of property and equipment	21,445	45,590
Rent payable	7,532	18,210
Amounts reimbursable to employees (a)	11,022	16,157
VAT payable	9,516	12,125
Refundable fees received from students (b)	8,687	11,541
Welfare payable	6,102	9,187
Accrued advertising fees	7,798	8,548
Refundable deposits (c)	5,382	7,290
Payable for investments and acquisitions	—	5,420
Royalty fees payable (d)	4,011	4,410
Other taxes payable	1,604	2,945
Accrued professional service fees	1,486	1,134
Others (e)	12,494	18,303

Total	260,700	373,537

(a)	Amounts reimbursable to employees include traveling and the related expenses.
(b)

Refundable fees received from students represent (1) the miscellaneous expenses other than tuition fees received from students which will be paid out on behalf of students; and (2) tuition fees refundable to students for classes withdrawn.

(c)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation and student security deposits refunded upon completion of the study tour.
(d)	Royalty fees payable relate to payments to content providers for on-line learning programs and those to counterparties for copyrights and resource sharing.
(e)	Others primarily include transportation expenses, utility fees, property management fees and other miscellaneous expenses payable.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	REDEEMABLE NON-CONTROLLING INTERESTES

On April 24, 2018, Koolearn Holding entered into preferred share purchase agreements with a group of investors to issue an aggregate of 64,396,251 Series B convertible redeemable participating preferred shares (“Series B”) for an aggregate consideration of $92,699. On May 17, 2018, Koolearn Holding entered into preferred share purchase agreement with an investor to issue 90,416,181 Series A convertible redeemable participating preferred shares (“Series A”).

The transactions were completed in May 2018. After the issuance of Series B and Series A preferred shares, the Group held approximately 68% equity interests in Koolearn Holding on a fully-diluted basis.

The Group classified Series B and Series A preferred shares as mezzanine equity since they are contingently redeemable at any time after December 31, 2019 by the holders in the event that (i) a qualified initial public offering (“QIPO”) has not occurred, or (ii) any material violation of applicable laws, or (iii) material breach of representations, warranties, undertaking or other obligations by Koolearn Holding’s group entities or shareholders, or (iv) at any time any other preferred shareholder requests for redemption. These matters are not certain to occur, and they are not solely within the control of Koolearn Holding. As of May 31, 2018, the Company determined the redemption is not probable and accordingly, did not adjust the carrying amount of the Series B and Series A preferred shares to the redemption value as Koolearn Holding was in the process of an initial public offering and has made an application for listing its securities on the Stock Exchange of Hong Kong Limited.

The key terms of the Series B and Series A preferred shares are summarized as below:

Voting rights

Preferred shareholders have the right to one vote for each ordinary share into which each outstanding preferred share held could then be converted.

Dividends

Each holder of the Series A preferred shares and the Series B preferred shares shall be entitled to receive dividends and distributions from Koolearn Holding. Any dividend available for distribution shall be distributed ratably among all shareholders, on an as-converted basis.

Liquidation preference

In the event of any liquidation, all assets and funds of Koolearn Holding legally available for distribution to the shareholders (the “Liquidation Proceeds”), shall be distributed to the shareholders in the following manners:

(i)

Before any distribution or payment shall be made to the holders of any ordinary shares, the Series A shareholders, the Series B shareholders shall be entitled to receive for each outstanding Series B shares held, the higher of the following: (i) an amount equal to 100% of the Series B issue price, together with a 10% annual compound interest accrued thereon (calculated from the Series B issuance date to the date of the liquidation), plus all declared but unpaid dividends; or (ii) the pro rata share of the Liquidation Proceeds of the Series B shareholders calculated on an as-converted basis.

(ii)

Before any distribution or payment shall be made to the holders of any ordinary shares, each Series A shareholder shall be entitled to receive the higher of the following; (i) an amount equal to 120% of the Series A issue price, plus all declared but unpaid dividends; or (ii) the pro rata share of the Liquidation Proceeds of the Series A shareholders calculated on an as-converted basis.

(iii)

After distribution or payment in full in pursuant to (i) and (ii), the remaining Liquidation Proceeds shall be distributed ratably among the ordinary shareholders of Koolearn Holding in proportion to the number of ordinary shares they held.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	REDEEMABLE NON-CONTROLLING INTERESTES - CONTINUED

Redemption

To the extent permitted by applicable law and upon the occurrence of redemption events as defined in the articles of association of the Company, the Company is contractually obligated to redeem all or part of the issued and outstanding preferred shares upon request.

Conversion

Each preferred share shall automatically be converted into ordinary share of Koolearn Holding based on the then-effective conversion ratio (the “Conversion Price”) applicable to such preferred share (i) upon the approval of Series A shareholders with respect to the conversion of Series A preferred shares, (ii) upon the approval of Series B shareholders with respect to the conversion of the Series B preferred shares, or (iii) immediately prior to the occurrence of a QIPO.

The Conversion Price of the preferred shares was initially the issuance price of the preferred shares at an initial conversion ratio of 1:1, and shall be adjusted from time to time for proportional adjustment (the “Proportional Adjustment”), which means the Conversion Price adjustment in the event that if at any time the number of outstanding ordinary shares proportionately changes.

Koolearn Holding has determined that there was no beneficial conversion feature attributable to the various series of preferred shares because the initial conversion prices was higher than the fair value of Koolearn Holding’s ordinary shares on issue date of each series preferred shares.

The Group recorded non-controlling interest of US$206,624 upon issuance of shares for the year ended May 31, 2018.

17.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

On January 20, 2006, the Company adopted 2006 Share Incentive Plan (“2006 Share Incentive Plan”), under which the Company may grant share options to purchase up to 8,000,000 common shares of the Group, to its employees, directors and consultants. 2006 Share Incentive Plan is effective upon its adoption by the board and continue in effect for a term of ten years unless sooner terminated. The number of common shares available for grant under 2006 Share Incentive Plan may be increased by (i) an additional 5,000,000 shares on January 1, 2007, (ii) an additional 5,000,000 shares on January 1, 2008, and (iii) an annual increase in common shares to be added on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of total common shares outstanding as of such date, or (z) a lesser number of shares as determined by the plan administrator. Since the adoption of 2006 Share Incentive Plan, the Company have granted share options to purchase 15,826,000 common shares, of which 2,277,546 options to purchase common shares had been forfeited under 2006 Share Incentive Plan. In addition, since the adoption of 2006 Share Incentive Plan, the Company has granted a total of 8,608,671 NES under 2006 Share Incentive Plan. In general, one-sixth of the common shares underlying the share option and NES will vest on each six-month anniversary of the vesting commencement date specified in the option award notice. The vesting will be suspended if the grantee’s leave of absence exceeds 90 days and will resume upon the grantee’s return to service to the Group. The vesting schedule of NES is subject to the applicable award agreement. In January 2016, the Company’s 2006 Share Incentive Plan expired. However, the expiration of 2006 Share Incentive Plan did not affect the exercise right of options granted prior to such expiration.

2016 Share Incentive Plan

The Company adopted 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to provide incentives to employees and directors after the expiration of 2006 Share Incentive Plan. Under 2016 Share Incentive Plan, the Company is authorized to issue up to 10,000,000 common shares pursuant to awards (including options) granted to its employees, directors and consultants. 2016 Share Incentive Plan is effective upon its adoption by the board and continue in effect for a term of ten years unless sooner terminated. Since the adoption of 2016 Share Incentive Plan, the Company has granted a total of 1,921,646 NES, among which, 436,016 and 1,485,630 were granted in the years ended May 31, 2017 and 2018, respectively. 4,050 and 47,006 shares were forfeited in the years ended May 31, 2017 and 2018, respectively.

The Company’s board of directors may at any time amend, suspend or terminate 2016 Share Incentive Plan. Unless the following amendments to 2016 Share Incentive Plan require approval from the shareholders (i) increase of the number of shares available under 2016 Share Incentive Plan, (ii) extension of the term of 2016 Share Incentive Plan, (iii) extension of the exercise period of an option beyond ten years, and (iv) any other amendments about which shareholders’ approval are necessary and desirable under applicable laws or stock exchange rules. The remaining terms of 2016 Share Incentive Plan are substantially identical to the terms of 2006 Share Incentive Plan.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION – CONTINUED

Share options

Information regarding the share options granted under 2006 Share Incentive Plan is as follows:

Grant date	Share options granted	Grant-date fair value	Exercise price
		US$	US$
February 28, 2006	7,099,500	1.00	2.02
July 21, 2006	1,620,000	1.15	2.38
September 7, 2006	100,000	2.38	3.75
March 5, 2007	3,946,500	4.09	8.75
January 17, 2012	3,060,000	10.33	12.19

Total	15,826,000

The share option activities for the years ended May 31, 2016, 2017 and 2018 are summarized as follows:

	Number of share options	Weighted- average exercise prices	Weighted-average remaining contractual life	Aggregated intrinsic value
		US$	years	US$
Options outstanding as of May 31, 2015	318,641	5.30	1.92	5,903
Exercised	(240,304)	5.03

Options outstanding as of May 31, 2016	78,337	6.13	0.58	2,829

Exercised	(48,047)	5.37
Canceled	(23,938)	8.75

Options outstanding as of May 31, 2017	6,352	2.02	1.58	442

Exercised	(500)	2.02

Options outstanding as of May 31, 2018	5,852	2.02	0.57	475

Options exercisable as of May 31, 2018	5,852	2.02	0.57	475

The total intrinsic value of share options exercised during the years ended May 31, 2016, 2017 and 2018 were US$4,802, US$2,133 and US$38, respectively. As of May 31, 2018, no unrecognized compensation expense related to share options granted.

As of May 31, 2018, the Company transferred 17,000,000 common shares to its depositary bank for the issuance to employees and directors upon the exercise of their vested share options or upon the vesting of NES. In 2013, the Company launched a share repurchase program and has since repurchased a cumulative 5,246,349 of common shares from the open market. Such shares are reserved for the employees to exercise of their vested share options and NES in the future. The share repurchase program was completed in April 2015. As of May 31, 2018, 59,477 treasury shares were available for future issuance upon exercise the vested share options and NES.

The exercise price of share options is at least 100% of the common share fair value on the date of the grant. The term of a share option is up to ten years from the date of grant. During the year ended May 31, 2016, the Group extended the terms of share options granted on February 28, 2006 for another three years. The extension did not have a material impact on the Group’s consolidated financial statements. The share options generally vest over three years at six-month vesting increments per year. During the year ended May 31, 2017, the Group canceled 23,938 outstanding share options granted on March 5, 2007 due to the validity period of 10 years.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - CONTINUED

NES

As of May 31, 2018, 4,714,490 common shares out of 17,000,000 common shares held by the depositary bank had been issued to employees and directors upon the vesting of their NES, and 2,929,780 shares out of 5,246,349 treasury shares had been reissued to employees and directors upon the vesting of their NES.

The NES activities under 2006 and 2016 Share Incentive Plan for the years ended May 31, 2016, 2017 and 2018 are summarized as follows:

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$
NES outstanding as of May 31, 2015	606,400	18.55
Granted	546,330	22.66
Vested	(712,330)	21.39
Forfeited	(40,400)	20.61

NES outstanding as of May 31, 2016	400,000	18.91

Granted	436,016	47.19
Vested	(200,000)	18.91
Forfeited	(4,050)	47.19

NES outstanding as of May 31, 2017	631,966	38.24

Granted	1,485,630	82.75
Vested	(631,966)	38.24
Forfeited	(47,006)	82.75

NES outstanding as of May 31, 2018	1,438,624	82.75

NES vested and expect to vest as of May 31, 2018	1,438,624

The total fair value of NES vested during the years ended May 31, 2016, 2017 and 2018 were US$15,235, US$3,783 and US$24,167, respectively. The weighted average grant date fair value of NES granted during the years ended May 31, 2016, 2017 and 2018 were US$22.66, US$47.19 and US$82.75, respectively. As of May 31, 2018, the total unrecognized compensation expenses for NES of US$65,719 are expected to be recognized over a weighted average period of 1.57 years.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of US$16,810, US$20,287 and US$57,443 for the years ended May 31, 2016, 2017 and 2018, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	INCOME TAXES

Cayman Islands & BVI

The Company and Koolearn Holding are tax-exempted companies incorporated in the Cayman Islands. Under the current law of the Cayman Islands, the Company and Koolearn Holding are not subject to income, corporate or capital gains tax, and the Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to the Cayman Islands income or corporation tax.

The Company’s subsidiary, Abundant, is incorporated in BVI and is not subject to income tax.

United States (“US”)

Walkite US and Blingabc are incorporated in the U.S.A. and are subject to state income tax and federal income tax at 21% and 29.84%, respectively, depending upon the taxable income levels.

In December 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to, (1) reducing the U.S. federal corporate tax rate, (2) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property. The impact of the Tax Act is not material to the Group’s operation and resulted in a decrease in income tax rate from 35% before January 1, 2018 to 21% after January 1, 2018 for tax and income earned as determined in accordance with the relevant tax rules and regulations.

United Kingdom (“UK”)

Walkite UK is incorporated in the UK and is subject to income tax rate at 20%.

Australia

New Oriental Vision Overseas Consulting Australia Pty Ltd is incorporated in Australia and is subject to income tax rate at 27.5%.

Hong Kong

Smart Shine, Winner Park, Elite Concept, One World, Garden House and Koolearn Tech are incorporated in Hong Kong and are subject to an income tax rate of 16.5% for taxable income generated from operations in Hong Kong. Elite Concept and Smart Shine received special dividend of US$75,898, nil and US$69,567 during the years ended May 31, 2016, 2017 and 2018, respectively. Withholding taxes of US$7,590, nil and US$6,957 in connection with the dividends were fully paid during the years ended May 31, 2016, 2017 and 2018, respectively.

The Company’s PRC subsidiaries and the VIEs are subject to 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment.

Significant components of provision for income taxes for the years ended May 31, 2016, 2017 and 2018 were as follows:

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Current:
PRC	39,467	51,142	72,785

Deferred:
PRC	(1,936)	(518)	(13,377)

Total provision for income taxes	37,531	50,624	59,408

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	INCOME TAXES - CONTINUED

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. Beijing Decision, Beijing Hewstone and Xuncheng continued to qualify as HNTE and were subject to a tax rate of 15% during the years ended May 31, 2016, 2017 and 2018. Beijing Smart Wood, Beijing Right Time and Beijing Joy Tend were qualified as HNTE and enjoys a tax rate of 15% from January 2017 to December 2019, from January 2018 to December 2019 and from January 2018 to December 2019, respectively. Beijing Pioneer’s HNTE certificate terminated as of December 31, 2017. According to the application timetable required by the local tax bureau, Beijing Pioneer will launch the application for new HNTE certificate in November 2018. Once qualified as HNTE, Beijing Pioneer will be subject to a tax rate of 15% starting January 1, 2018.

Enterprises that qualify as the “newly established software enterprise” (“NESE”) are exempt from Enterprise Income Tax (“EIT”) for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Smart Wood, Beijing Right Time and Beijing Joy Tend were qualified as NESE and enjoyed the EIT tax benefit that from January 2012 to December 2016, from January 2013 to December 2017, from January 2013 to December 2017, respectively. Beijing Top, Beijing Shenghe, Beijing Magnificence and Beijing Jinghong were qualified as NESE and enjoyed the EIT tax benefit from January 2014 to December 2018, from January 2014 to December 2018, from January 2015 to December 2019 and from January 2017 to December 2021, respectively.

Since its establishment through May 31, 2018, Beijing Haidian School was not required by the governing tax bureau to pay any EIT. If Beijing Haidian School is required to pay EIT in the future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of May 31,
	2017	2018
	US$	US$
Deferred tax assets
Allowance doubtful accounts	2,017	1,965
Accrued expenses	22,126	32,253
Net operating loss carry-forward	8,696	14,611

Total deferred tax assets	32,839	48,829
Less: valuation allowance	(3,981)	(5,506)

Net, deferred tax assets	28,858	43,323

Deferred tax liabilities
Acquired of intangible assets and tax impact from the unrealized gain on available-for-sale investments	2,220	12,133

Total deferred tax liabilities	2,220	12,133

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$3,981 and US$5,506 as of May 31, 2017 and 2018, respectively.

As of the year ended May 31, 2018, the Group had net operating loss carried-forwards of US$54,949 from the Company’s PRC subsidiaries and the VIEs, which will expire on various dates from May 31, 2019 to May 31, 2024.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	INCOME TAXES - CONTINUED

A reconciliation of the effective tax rates from 25% statutory tax rates for the years ended May 31, 2016, 2017 and 2018 is as follows:

	For the years ended May 31,
	2016	2017	2018
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Effect of not deductible expenses for tax purposes	4.57	2.03	4.35
Tax effect of exempt entities	(14.00)	(7.85)	(8.10)
Effect of tax holiday	(4.05)	(5.56)	(5.70)
Changes in valuation allowance	0.25	0.11	0.43
Effect of dividend withholding tax	2.27	1.58	0.66

Effective tax rate	14.04	15.31	16.64

If WFOE and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates for the years ended May 31, 2016, 2017 and 2018, the increase in income tax expenses and the decrease in net income per share amounts would be as follows:

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Increase in income tax expenses	47,559	42,895	48,444
Decrease in net income per share - basic	0.30	0.27	0.31
Decrease in net income per share - diluted	0.30	0.27	0.31

Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends among other things on the “place of actual management”. If the Group, or its non-PRC subsidiaries, were to be determined as a PRC resident for tax purposes, they would be subject to a 25% income tax rate on their worldwide income including the income arising in jurisdictions outside the PRC. The Group does not believe that its legal entities organized outside of the PRC are considered the PRC residents.

If the Company were to be a non-resident for the PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by the PRC schools and subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. During the year ended May 31, 2016, Beijing Hewstone, Shanghai Smart Words and Beijing Decision paid US$7,590 withholding tax when they paid a special dividend to their parent companies, Elite Concept. During the year ended May 31, 2018, Beijing Hewstone, Shanghai Smart Words, Beijing Smart Wood and Beijing Pioneer paid US$6,957 withholding tax when they paid a special dividend to their parent companies, Elite Concept and Smart Shine.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	INCOME TAXES - CONTINUED

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs that are available for distribution were US$1,457,705 and US$1,819,317 as of May 31, 2017 and 2018, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2016, 2017 and 2018. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	NET INCOME PER SHARE

The computation of basic and diluted net income per share for the years ended May 31, 2016, 2017 and 2018 is as follows:

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Numerator:
Net income attributable to New Oriental
Education & Technology Group Inc.’s shareholders	224,884	274,457	296,130

Net income available for future distribution	224,884	274,457	296,130

Denominator
Weighted average common shares outstanding Basic	156,782,439	157,551,320	158,168,794

Plus: incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	609,247	435,074	387,706

Weighted average common shares outstanding Diluted	157,391,686	157,986,394	158,556,500

Net income per common share
- Basic	1.43	1.74	1.87
- Diluted	1.43	1.74	1.87

The weighted average of 1,596,948, 828,067 and 210,593 treasury shares have been excluded in computing basic net income per share for the years ended May 31, 2016, 2017 and 2018, respectively.

There was no employee share options excluded from the dilutive share calculation for the years ended May 31, 2016, 2017 and 2018 due to anti-dilutive effects.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	RELATED-PARTIES TRANSACTIONS

The Group had the following balances and transactions with related parties:

(a) Balances:

			Amounts due from related parties, current As of May 31,		Amounts due to related parties, current As of May 31,
	Notes	Relationship	2017	2018	2017	2018
			US$	US$	US$	US$
Metropolis Holding China Limited (“Metropolis”)	(1)	Company controlled by the Executive Chairman	1,895	787	—	—
MaxEn		Joint Venture	—	374	12	13
Beijing Haiwei Career Services Co., Ltd (“Haiwei Career”)	(2)	Joint Venture	3,965	—	—	—
Others	(4)		88	434	36	17

Total			5,948	1,595	48	30

			Amounts due from related parties, non-current As of May 31,
	Notes	Relationship	2017		2018
			US$		US$
Metropolis	(1)	Company controlled by the Executive Chairman	1,064		2,226
MaxEn		Joint Venture	684		—

Total			1,748		2,226

(b) Transactions:

				Rental expenses For the years ended May 31,
				2016	2017	2018
				US$	US$	US$
Metropolis	(1)	Company controlled by the Executive Chairman		7,139	6,790	7,899

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	RELATED-PARTIES TRANSACTIONS – CONTINUED

(b) Transaction – continued:

		Loans provided to related parties For the years ended May 31,
		2016	2017	2018
		US$	US$	US$
Haiwei Career (2)	Joint Venture	1,520	3,965	—
Beijing Weixue Mingri Network Technology Co., Ltd. (“Weixue Mingri”) (3)	Joint Venture	998	1,733	—
Great Thanks Holdings Limited	Company established by the shareholder ofthe Joint Venture	—	1,450	—

Total		2,518	7,148	—

		Revenues For the years ended May 31,
		2016	2017	2018
		US$	US$	US$
MaxEn	Joint Venture	177	—	—
Beijing Tongban Education & Technology Co., Ltd (“Tongban”)	Long-term investee	3	12	—
STEMedu.cn	Long-term investee	11	60	66
Golden Finance	Long-term investee	—	18	26

Total		191	90	92

		Cost For the years ended May 31,
		2016	2017	2018
		US$	US$	US$
STEMedu.cn	Long-term investee	30	23	—

(1)

Since April 2010, the Group began renting a large portion of a building owned by Metropolis for office space. In March 2012, Metropolis was acquired by a company wholly -owned by Mr. Yu, the Group’s executive chairman. As a result, Metropolis became a related party of the Group thereafter. As of May 31, 2018, the current and non-current amounts due from Metropolis were US$787 and US$2,226, respectively, which represented prepaid rent and deposit for the building. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by the Board.

(2)

In October 2014, Haiwei Career formed a joint venture with the Group. As a result, Haiwei Career became a related party of the Group. In 2018, Haiwei Career was consolidated by the Group. All transaction and balances between the Group and Haiwei Career are eliminated since then.

(3)

The amount due from Weixue Mingri in 2017 represented the non-interest bearing loans provided by the Group to support its daily operation and the outstanding loans were fully written off by the Group in fiscal year 2017. Weixue Mingri was a long-term investment under equity method and carrying amount of such investment was nil.

(4)	As of May 31, 2018, the balance in “others” included the current receivables from long-term investees.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Group has certain operation-leases for offices, classroom and warehouse facilities. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of May 31, 2018 were as follows:

US$
Years ending May 31:
2019	296,575
2020	271,387
2021	225,424
2022	176,188
2023	123,444
Thereafter	164,444

Total	1,257,462

Rental expenses for the years ended May 31, 2016, 2017 and 2018 related to all cancelable and non-cancelable leases were US$173,797, US$199,329 and US$320,877, respectively.

Capital commitments

As of May 31, 2018, the future minimum capital commitments were as follows:

US$
Capital commitment for the purchase of property and equipment	2,112
Capital commitment for leasehold improvements	29,875

31,987

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

22.	NON-CONTROLLING INTERESTS

Non-controlling interests
US$
Balance as of June 1, 2015	3,496
Capital contribution from non-controlling interests	28,919
Repurchase shares from non-controlling interests	(3,497)
Unrealized gain on available-for-sale investments	999
Foreign currency translation adjustment	(271)
Net income attributed to non-controlling interests	444

Balance as of June 1, 2016	30,090

Capital contribution from non-controlling interests	3,924
Addition of non-controlling interests in connection with acquisition	3,909
Unrealized (loss) on available-for-sale investments	(23)
Foreign currency translation adjustment	(1,109)
Net income attributed to non-controlling interests	2,339

Balance as of May 31, 2017	39,130

Capital contribution from non-controlling interests	2,015
Repurchase shares from non-controlling interests	(28,652)
Dividend declared	(231)
Unrealized gain on available-for-sale investments	164
Foreign currency translation adjustment	2,949
Net income attributed to non-controlling interests	1,107

Balance as of May 31, 2018	16,482

The effects of changes in the Company’s ownership interest on the Company’s equity is as follows:

	For the years ended May 31,
	2017	2018
	US$	US$
Net income attribute to New Oriental Education & Technology Group Inc.‘s shareholders	274,457	296,130
Increase in the Group’s additional paid-in capital resulting from capital injection of Beijing Fishpond Software Technology Co., Ltd. Fishpond and Huoerguosi Oriental Xinchuang Equity Investment Partnership (Limited Partnership)’s non-controlling interests	—	138
Increase in the Group’s additional paid-in capital resulting from capital injection of Dongfang Youbo’s non-controlling interests	138	—
Increase in the Group’s additional paid-in capital resulting from capital injection of Xuncheng’s non-controlling interests	4,733	(113,922)
Decrease in the Group’s additional paid-in capital resulting from repurchase shares from Xuncheng’s non-controlling interests	(5,412)	(63,721)
Increase in the Group’s additional paid-in capital resulting from transferring Xuncheng’s common shares to non-controlling interests	5,704	—

Changes from net income attributable to New Oriental Education & Technology Group Inc.‘s shareholders and transfers from/to non-controlling interests	279,620	118,625

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

23.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group identified seven operating segments, including language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour, for the years ended May 31, 2016, 2017 and 2018. Language training and test preparation has been identified as a reportable segment. Online education, content development and distribution, overseas study consulting services, pre-school education, primary and secondary school education and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and operating income. Net revenues, operating cost and expenses, operating income, and total assets by segment were as follows:

For the year ended May 31, 2016

	Language training and test preparation courses	Others	Consolidated
	US$	US$	US$
Net revenues	1,238,572	239,776	1,478,348

Operating cost and expenses:
Cost of revenues	(516,370)	(97,994)	(614,364)
Selling and marketing	(125,815)	(48,999)	(174,814)
General and administrative	(296,686)	(68,495)	(365,181)
Unallocated corporate expenses	—	—	(128,912)

Total operating cost and expenses	(938,871)	(215,488)	(1,283,271)

Gain on disposal of a subsidiary	—	3,760	3,760
Operating income	299,701	28,048	198,837

Segment assets	1,120,580	490,300	1,610,880
Unallocated corporate assets	—	—	743,954

Total assets	1,120,580	490,300	2,354,834

For the year ended May 31, 2017

	Language training and test preparation courses	Others	Consolidated
	US$	US$	US$
Net revenues	1,510,497	289,012	1,799,509

Operating cost and expenses:
Cost of revenues	(623,364)	(126,222)	(749,586)
Selling and marketing	(146,544)	(61,919)	(208,463)
General and administrative	(363,949)	(74,723)	(438,672)
Unallocated corporate expenses	—	—	(140,639)

Total operating cost and expenses	(1,133,857)	(262,864)	(1,537,360)

Operating income	376,640	26,148	262,149

Segment assets	1,361,261	606,955	1,968,216
Unallocated corporate assets	—	—	956,763

Total assets	1,361,261	606,955	2,924,979

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

23.	SEGMENT INFORMATION - CONTINUED

For the year ended May 31, 2018

	Language training and test preparation courses	Others	Consolidated
	US$	US$	US$
Net revenues	2,022,978	424,452	2,447,430

Operating cost and expenses:
Cost of revenues	(869,012)	(196,728)	(1,065,740)
Selling and marketing	(193,851)	(99,549)	(293,400)
General and administrative	(504,985)	(108,343)	(613,328)
Unallocated corporate expenses	—	—	(212,003)

Total operating cost and expenses	(1,567,848)	(404,620)	(2,184,471)

Operating income	455,130	19,832	262,959

Segment assets	1,898,504	844,691	2,743,195
Unallocated corporate assets	—	—	1,234,517

Total assets	1,898,504	844,691	3,977,712

24.	MAINLAND CHINA CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$71,434, US$89,709 and US$129,334 for the years ended May 31, 2016, 2017 and, 2018, respectively.

25.	STATUTORY RESERVE

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and the VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended May 31, 2016, 2017 and 2018, US$695, US$1,749 and US$1,830 was accrued for the general reserve, respectively.

The PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended May 31, 2016, 2017 and 2018, appropriations to the development fund amounted to US$31,158, US$33,529 and US$41,713, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, or otherwise noted)

25.	STATUTORY RESERVE - CONTINUED

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$31,853, US$ 35,278 and US$ 43,543 to statutory reserves during the years ended May 31, 2016, 2017 and 2018, respectively.

26.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends, except in the event of liquidation. The balance of restricted net assets was US$488,560 and US$542,534, of which US$425,927 and US$448,103 was attributed to the paid-in capital, additional paid-in capital and statutory reserves of the VIEs and US$62,633 and US$94,431 was attributed to the paid-in capital, additional paid-in capital and statutory reserves of the WFOEs, as of May 31, 2017 and 2018, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from the PRC companies to their offshore affiliated entities require governmental approval, and advances by the PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

27.	SUBSEQUENT EVENTS

Koolearn Holding initiated its initial public offering process and has made the application for listing its securities on the Stock Exchange of Hong Kong Limited in July 2018.

On June 15, 2018, Koolearn Holding issued 13,858,832 ordinary shares with par value of US$0.00002 each at a price of US$1.4914 per share for a total consideration of US$20,668 to Tigerstep Developments Limited (“Tigerstep”). Tigerstep is controlled by Mr. Yu, Minhong, the Director and Chairman of the Koolearn Holding.

On July 13, 2018, the board of directors of Koolearn Holding approved an employees’ share option plan (the “Pre- IPO Share Option Scheme”), under which Koolearn Holding is authorised to grant options to purchase up to an aggregate of 47,836,985 ordinary shares. Koolearn Holding adopted the Pre-IPO Share Option Scheme on the same day and subsequently granted 27,904,930 options to the employees. The exercise price of all the options granted under the plan is US$1.13 per share.

In July 2018, New Oriental Education Industry Fund (the “Education Industry Fund”), with the total committed capital of US$234,000 (RMB1.5 billion), was established. An entity controlled by Mr. Yu and an unrelated third party act as the joint general partners of the Education Industry Fund. The Company participates in the Education Industry Fund as a limited partner and has committed to invest US$78,000 (RMB500 million) in the Education Industry Fund.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of May 31,
	2017	2018
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	11,472	5,537
Term deposits	10,000	—
Prepaid expenses and other current assets	210	7,358

Total current assets	21,682	12,895
Amounts due from related parties	56,965	80,603
Deferred tax assets	—	1,170
Long-term investments	120,260	228,471
Investments in its subsidiaries and the VIEs	1,569,358	1,758,551

Total assets	1,768,265	2,081,690

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	3,675	1,021
Amounts due to related parties	83,642	89,080

Total current liabilities	87,317	90,101

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2017 and 2018; 158,379,387 shares issued as of May 31, 2017 and 2018; 157,687,444 and 158,319,910 shares outstanding as of May 31, 2017 and 2018, respectively)	1,584	1,584
Treasury stock	(7)	(1)
Additional paid-in capital	249,126	129,059
Retained earnings	1,391,084	1,616,061
Accumulated other comprehensive income	39,161	244,886

Total shareholders’ equity	1,680,948	1,991,589

Total liabilities and equity	1,768,265	2,081,690

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Operating expenses
General and administrative	16,732	18,236	14,435

Total operating expenses	16,732	18,236	14,435

Operating loss	(16,732)	(18,236)	(14,435)
Interest income	1	122	16
Equity in earnings of its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools	241,615	292,571	310,549

Net income	224,884	274,457	296,130

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Net income	224,884	274,457	296,130

Other comprehensive income, net of tax
Foreign currency translation adjustment	(72,193)	(46,331)	76,344
Unrealized gain on available-for-sale investment, net of tax effect of nil, nil and US$(1,170) for the years ended May 31, 2016, 2017 and 2018, respectively	35,636	22,544	129,381

Other comprehensive (loss)/ income	(36,557)	(23,787)	205,725

Comprehensive income attributable to New Oriental Education & Technology Group Inc.’s shareholders	188,327	250,670	501,855

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Changes in Equity

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Unrestricted shares	Amount
		US$	US$	US$	US$	US$	US$
Balance as of May 31, 2015	156,486,763	1,584	141,653	(19)	99,505	977,625	1,220,348

Reissuance of treasury stock for the exercises of employee share options	240,304	—	2,428	3	—	—	2,431
Reissuance of treasury stock for non-vested equity shares	712,330	—	(7)	7	—	—	—
Share-based compensation expenses	—	—	16,810	—	—	—	16,810
Dividend declared	—	—	—	—	—	(62,668)	(62,668)
Net income	—	—	—	—	—	224,884	224,884
Foreign currency translation adjustment	—	—	—	—	(72,193)	—	(72,193)
Unrealized gain on available-for-sale investments, net of tax effect of nil	—	—	—	—	35,636	—	35,636
Capital injection of non-controlling interests	—	—	39,579	—	—	—	39,579
Repurchase share from non-controlling interests	—	—	(255)	—	—	—	(255)
Equity restructure of a subsidiary	—	—	23,214	—	—	(23,214)	—

Balance as of May 31, 2016	157,439,397	1,584	223,422	(9)	62,948	1,116,627	1,404,572

Reissuance of treasury stock for the exercises of employee share options	48,047	—	256	—	—	—	256
Reissuance of treasury stock for non-vested equity shares	200,000	—	(2)	2	—	—	—
Share-based compensation expenses	—	—	20,287	—	—	—	20,287
Net income	—	—	—	—	—	274,457	274,457
Foreign currency translation adjustment	—	—	—	—	(46,331)	—	(46,331)
Unrealized gain on available-for-sale investments, net of tax effect of nil	—	—	—	—	22,544	—	22,544
Capital injection of non-controlling interests and new non-controlling interests recognized in an acquisition	—	—	5,163	—	—	—	5,163

Balance as of May 31, 2017	157,687,444	1,584	249,126	(7)	39,161	1,391,084	1,680,948

Reissuance of treasury stock for the exercises of employee share options	500	—	1	—	—	—	1
Reissuance of treasury stock for non-vested equity shares	631,966	—	(6)	6	—	—	—
Share-based compensation expenses	—	—	57,443	—	—	—	57,443
Dividend declared	—	—	—	—	—	(71,153)	(71,153)
Net income	—	—	—	—	—	296,130	296,130
Foreign currency translation adjustment	—	—	—	—	76,344	—	76,344
Unrealized gain on available-for-sale investments, net of tax effect of US$(1,170)	—	—	—	—	129,381	—	129,381
Capital injection of non-controlling interests	—	—	(113,784)	—	—	—	(113,784)
Repurchase shares from Non-controlling interests	—	—	(63,721)	—	—	—	(63,721)

Balance as of May 31, 2018	158,319,910	1,584	129,059	(1)	244,886	1,616,061	1,991,589

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2016	2017	2018
	US$	US$	US$
Cash flows from operating activities
Net income	224,884	274,457	296,130
Adjustments to reconcile net income to net cash provided by operating activities
Equity in earnings of its subsidiaries and the VIEs	(241,615)	(292,571)	(310,549)
Dividend received from subsidiaries	49,984	43,417	38,471
Realized gain from long-term investments	—	—	(4,785)
Share-based compensation expenses	16,810	20,287	57,443
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	5,135	5,404	(7,148)
Amounts due from related parties	—	—	(30,307)
Accrued expenses and other current liabilities	(3,673)	(2,341)	(2,653)
Amounts due to related parties	(1,446)	(40,207)	12,903

Net cash provided by operating activities	50,079	8,446	49,505

Cash flows from investing activities
Investments in term deposits	(10,000)	—	10,000
Payment for available-for-sale investments	(9,500)	(1,000)	(2,766)
Proceed from long-term investments	540	—	9,285
Loans to related parties	1,487	—	(1,487)
Investments in a subsidiary	—	(8,500)	(10)
Repayment from related parties	8,512	—	—

Net cash (used in)/provided by investing activities	(8,961)	(9,500)	15,022

Cash flows from financing activities
Proceeds from issuance of common shares upon exercise of share options	2,176	542	1
Loan from a related party	8,610	—	690
Cash paid for dividend	(62,668)	—	(71,153)

Net cash (used in)/provided by financing activities	(51,882)	542	(70,462)

Net decrease in cash and cash equivalents	(10,764)	(512)	(5,935)
Cash and cash equivalents, beginning of year	22,748	11,984	11,472

Cash and cash equivalents, end of year	11,984	11,472	5,537

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Note to the Financial Statements

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools. The parent company’s condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

2.	INVESTMENTS IN SUBSIDIARIES AND VIEs

The Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools were included in the consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries, the VIEs and the VIEs’ subsidiaries and schools were reported using the equity method of accounting. The Company’s share of income from its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools were reported as equity in earnings of its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools in the condensed statements of operations.

3.	INCOME TAXES

The Company is a company incorporated in the Cayman Islands, therefore, is not subject to income taxes for all the years presented.

4.	RELATED-PARTY TRANSACTIONS

The following represented the related party balances as of May 31, 2017 and 2018:

	As of May 31,
	2017	2018
	US$	US$
Amounts due from related parties:
Winner Park	12	12
Smart Shine	—	1,420
Abundant	40,000	—
Elite Concept	10,104	79,171
Koolearn Holdings Limited (a)	180	—
New Oriental China	6,669	—

	56,965	80,603

Amounts due to related parties:
Elite Concept	357	359
Abundant	81,798	82,487
Smart Shine	1,487	—
New Oriental China	—	6,234

	83,642	89,080

All related party balances were non-interest bearing and unsecured. The amounts due to related parties will be paid upon demand.

(a)	Koolearn Holdings Limited was a HK subsidiary of the Group which dissolved in the fiscal year of 2018.