Form 20-F
period 2019-05-31
New Oriental Education & Technology Group Inc.
filed 2019-09-26
CIK 1372920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2019.

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

Zhihui Yang, Chief Financial Officer

Tel: +(86 10) 6090-8000

E-mail: yangzhihui@xdf.cn

Fax: +(86 10) 6260-5511

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
American depositary shares, each representing one common share*	EDU	New York Stock Exchange
Common shares, par value US$0.01 per share**		New York Stock Exchange

*	Effective on August 18, 2011, the ratio of ADSs to our common shares was changed from one ADS representing four common shares to one ADS representing one common share.
**	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 157,849,714 common shares, par value US$0.01 per share, as of May 31, 2019.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.9027 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of May 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2015 and 2016 and the selected consolidated balance sheet data as of May 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2015, 2016 and 2017, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share, per share and per ADS data)	2015	2016	2017	2018	2019
Selected Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	1,102,974	1,309,339	1,608,954	2,165,152	2,785,254
Books and other services	143,792	169,009	190,555	282,278	311,237

Total net revenues	1,246,766	1,478,348	1,799,509	2,447,430	3,096,491
Operating costs and expenses:(1)
Cost of revenues	(526,320)	(614,364)	(749,586)	(1,065,740)	(1,376,287)
Selling and marketing	(188,483)	(197,897)	(232,826)	(324,249)	(384,287)
General and administrative	(378,434)	(471,010)	(554,948)	(794,482)	(1,034,028)
Total operating costs and expenses	(1,093,237)	(1,283,271)	(1,537,360)	(2,184,471)	(2,794,584)

Gain on disposal of subsidiaries	—	3,760	—	—	3,627

Operating income	153,529	198,837	262,149	262,959	305,534
Other income, net:
Interest income	66,605	66,861	61,445	84,838	97,530
Interest expense	—	—	—	—	(1,615)
Realized gain from long tern investments	—	—	7,086	7,366	26,379
Impairment loss from long-term investments	—	—	(2,338)	(980)	(5,919)
Loss from fair value change of long-term investments	—	—	—	—	(104,636)
Miscellaneous income, net	342	1,586	2,367	2,841	(1,424)

Provision for income taxes:
Current	(31,552)	(39,467)	(51,142)	(72,785)	(103,031)
Deferred	5,331	1,936	518	13,377	17,317

Provision for income taxes	(26,221)	(37,531)	(50,624)	(59,408)	(85,714)
Loss from equity method investments	(1,537)	(4,425)	(3,289)	(379)	(2,289)
Net income	192,718	225,328	276,796	297,237	227,846
Add: Net loss (gain) attributable to noncontrolling interests	295	(444)	(2,339)	(1,107)	10,219
Net income attributable to New Oriental Education & Technology Group Inc.	193,013	224,884	274,457	296,130	238,065
Net income from continuing operation per ADS attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
-Basic	1.23	1.43	1.74	1.87	1.50

-Diluted	1.23	1.43	1.74	1.87	1.50

Shares used in calculating basic net income per share	156,438,606	156,782,439	157,551,320	158,168,794	158,293,890
Shares used in calculating diluted net income per share	157,302,174	157,391,686	157,986,394	158,556,500	159,039,345

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2015	2016	2017	2018	2019
Cost of revenues	—	—	—	—	134

Selling and marketing	—	—	—	—	1,205

General and administrative	15,689	16,810	20,287	57,443	69,997

Total	15,689	16,810	20,287	57,443	71,336

(2)	Each ADS represents one common share.

The following table presents our selected consolidated balance sheet data as of May 31, 2015, 2016, 2017, 2018 and 2019:

	As of May 31,
(in thousands of US$)	2015	2016	2017	2018	2019
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	531,298	709,209	641,018	983,319	1,414,171
Total assets	1,951,537	2,354,834	2,924,979	3,977,712	4,646,559
Total current liabilities	725,232	918,190	1,202,681	1,750,884	2,006,224
Total liabilities	727,693	920,172	1,204,901	1,763,017	2,121,462
Total mezzanine equity	—	—	—	206,624	—
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,220,348	1,404,572	1,680,948	1,991,589	2,360,686
Noncontrolling interests	3,496	30,090	39,130	16,482	164,411

Total equity	1,223,844	1,434,662	1,720,078	2,008,071	2,525,097

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also need to hire teachers who are capable of delivering innovative and inspirational instruction. The number of teachers in China with the necessary experience and language proficiency to teach our courses is limited and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process, in particular as we continue to expand and add teachers to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across many different schools, learning centers and programs in different geographic locations. In addition, our teachers may not be able to apply for and obtain the teaching licenses on a timely basis, or at all, which may require us to rectify such noncompliance or subject us to penalties. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.

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

We have increased the number of our schools in China from 25 as of May 31, 2006 to 95 as of May 31, 2019, and we increased the number of our learning centers in China from 86 as of May 31, 2006 to 1,159 as of May 31, 2019. We may continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. For example, certain admissions and assessment tests in the United States now include an essay component, which required us to hire and train teachers to be able to analyze written essays that tend to be more subjective in nature and require a higher level of English proficiency. In addition, some admissions and assessment tests that were previously offered in paper format only are now offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Further, the Chinese Ministry of Education, or the MOE, promulgated new curriculum standards on December 28, 2011 for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English. These new curriculum standards took effect in the fall semester of 2012, and we finished adapting our tutoring programs and materials to these changes in curriculum standards in July 2013. In September 2014, the government announced plans to change policies relating to the gaokao, or college entrance exam, that will change the format of English exam in the coming years. In December 2014, the MOE issued the Implementation Opinions on Scholastic Standard Test of Senior Secondary Schools and the Opinions on Strengthening and Improving the Comprehensive Aptitude Assessment of High School Students, both of which reform the policies relating to the college entrance exam, including but not limited to the subject, format and content of the exam. These policies will be implemented on a province-by-province basis and some provinces such as Beijing, Shanghai, Zhejiang have promulgated relevant regulations on reformation of the college entrance exam. On September 18, 2016, the MOE promulgated the Guidance Opinions on Further Promoting the Reform of Exams and Entrance System for High Schools which promotes that the secondary school students shall participate the Secondary School Academic Proficiency Test, instead of participating in both the secondary school graduation exams and high school entrance exams, and the scores of students for certain subjects obtained in this Secondary School Academic Proficiency Test shall be taken into consideration for high school enrollment. In January 2017, MOE promulgated new curriculum standards for the subject of science in primary schools, which took effect in the fall semester of 2017. In December 2017, MOE issued the 2017 Curriculum Schemes and Curriculum Standards for Senior Secondary Schools and further issued the Opinions on the Implementing Work of the New Curriculums and the New Textbooks of Senior Secondary Schools in August 2018, both of which provides that MOE developed a new nationwide senior secondary school curriculum system and organized the compilation of a group of new textbooks based on the new curriculum system, which shall be adopted in certain provinces from September 2019 and gradually expand to all other provinces by September 2022. We will adapt our tutoring programs and materials to new curriculum requirements promulgated from time to time. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

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

Many factors may cause our gross and net margins to decline. For example, there is a recent trend that the short-term language training and test preparation markets are moving towards smaller class sizes, especially for students between the ages of 5 and 12. This may have resulted from discretionary income increases for families in China, which cause students to be more willing and able to pay higher course fees for the more individualized attention that smaller classes can offer. The average class size for our short-term language training and test preparation courses started to decrease since the fiscal year ended May 31, 2009. In our fiscal year ended May 31, 2019, the average class size was approximately 11 students per class, compared to approximately 30 students per class for fiscal year ended May 31, 2009. Although our smaller-sized classes are highly profitable, they are marginally less profitable on average than our large classes. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to these factors.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have launched many new services to expand our business and student base. For example, in January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation facilities operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these facilities are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program. As another example, in October 2015, we launched “Baixuehui” non-academic training program, which offers after-school tutoring courses in STEM (science, technology, engineering, and mathematics), sports, dancing, painting, music and arts for students from age 3 to 18. We cooperated with third parties for teaching content and teachers in such non-academic training areas. We had four “Baixuehui” learning centers in Beijing as of May 31, 2019.

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

We derived approximately 30.9% of our total net revenues for the fiscal year ended May 31, 2019 from our operations in Beijing, Hangzhou, Shanghai and Xi’an, and we expect these four cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2019, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

Our office, schools and learning centers are mainly located on leased premises. The lease term generally ranges from one to fifteen years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations and the early termination of for our lease agreements under applicable PRC laws and regulations, or otherwise subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of the relevant lease agreements in practice.

In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. For example, our Zhengzhou school is currently party to a civil proceeding initiated by the property owners. The plaintiffs claimed for payment of rent and liquidated damages. This proceeding is currently pending judgement from Zhengzhou Intermediary Court. If we fail to obtain a judgement in our favor, we may be required to pay the rent and liquidated damages to the property owners and may need to relocate our Zhengzhou school, which will incur additional expenses.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, whether and how the Foreign Investment Law promulgated in March 2019 will impact the viability of our current corporate structure, corporate governance and business operations. See “Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2017, 2018 and 2019, our consolidated affiliated entities contributed in aggregate 98.8%,98.8% and 98.7%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP.

Our ability to enforce the equity pledge agreements between us and the shareholders of our variable interest entities may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements among our subsidiaries in China, each of our variable interest entities and their respective shareholders, each shareholder of our variable interest entities agrees to pledge its equity interests in the variable interest entity to our subsidiaries to secure the performance by themselves and by our consolidated affiliated entities of their obligations under the relevant contractual arrangements. The equity pledges of shareholders of our variable interest entities under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Market Regulation, or SAMR. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of our consolidated affiliated entities or any of the shareholders of our variable interest entities fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of our variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask our PRC subsidiary, a party to the option agreement with the shareholder of our variable interest entities, to designate another PRC person or entity to replace the shareholder pursuant to the direct transfer option we have under the option agreement.

In addition, for New Oriental China, the amount of registered equity interests pledged to our wholly-owned subsidiaries in the registration forms of the local branch of SAMR was stated as RMB3,000,000, RMB18,500,000, RMB9,500,000, RMB14,000,000 and RMB5,000,000, respectively, which in aggregate represent 100% of the registered capital of New Oriental China. The equity pledge agreements with New Oriental China’s shareholder provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of New Oriental China. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of New Oriental China and its schools and subsidiaries for the benefit of us or our wholly-owned subsidiaries.

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

New Oriental China is the majority shareholder of Beijing Xuncheng, holding 74.4945% of Beijing Xuncheng. New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 13.09% of our total common shares issued and outstanding as of September 20, 2019. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or cause Beijing Xuncheng and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

Under the Law for Promoting Private Education (2003), which was replaced and abolished on September 1, 2017, and its Implementation Rules (2004), a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be no less than 25% of the annual increase in the net assets of the school, if any. As of May 31, 2019, 19 of our schools elected as schools not requiring reasonable returns, 40 of our schools elected as schools requiring reasonable returns, and the remaining schools are not classified or registered as companies.

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

If our schools choose to be for-profit private education entities, they may be subject to PRC enterprise income tax at the rate of 25% and other taxes as if they were enterprises. For the year ended May 31, 2019, schools that accounted for approximately 68.76% of our consolidated net revenues were subject to a 25% income tax rate. Historically, the effective income tax rates for all our schools were 12.17%, 15.35% and 18.58% in the fiscal years ended May 31, 2017, 2018 and 2019, respectively. On the other hand, if our schools choose to be non-profit private education entities, our contractual arrangements with New Oriental China and its schools and subsidiaries may be subject to more stringent scrutiny.

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

In addition, the Draft Amended Implementation Rules prohibit any entities that implement collectivization education from gaining control over non-profit schools through mergers and acquisitions, franchise chains, and control agreements. Any agreements between a non-profit private school and its connected party that involve major interests or will be repeatedly performed in a long-term shall be reviewed and audited by relevant government authorities in the aspect of necessity, legitimacy and compliance and shall be arm’s-length transactions. These and other provisions on non-profit private schools, if signed into law, may force all of our training schools to elect to be for-profit schools, which may in turn subject our training schools to a 25% income tax rate discussed above, and may substantially restrict our ability to acquire and control non-profit schools and adversely affect our financial condition and results of operations.

Recently, several regulations on after-school tutoring activities have been promulgated. These new regulations and implementation rules provide a series of requirements in the operation of after-school tutoring business, which include, among others: (1) key course information, including subjects, course schedules and course syllabi, for school academic subjects courses, shall be filed with the local education administration authorities and made publicly available, and the progress of the courses shall not surpass the progress of local primary schools and secondary schools for the same period; (2) training classes shall not be scheduled in conflict with the regular schooling time in local primary schools and secondary schools; (3) tutoring activities shall end before 8:30 p.m.; (4) homework shall not be assigned; (5) scored examination, competition or ranking in connection with the courses of primary schools or secondary schools shall not be arranged; (6) tuition fees for a period spanning more than three months should not be collected at one time; (7) no fees, other than those that have been made public, and no compulsory fund-raising in any name, may be made to students; (8) student safety insurance shall be purchased by the after-school tutoring institutions; (9) teaching staff who teach Chinese, mathematics, foreign language, physics, chemistry and other subjects in the compulsory education system as well as academic subjects related to the entering of higher education and their extension training shall have requisite teacher qualifications; and (10) public school teachers shall not be employed by after-school tutoring institutions.

In particular, recent regulations on online after-school tutoring activities restates certain requirements that apply to all after-school tutoring institutions, as stated above, and further provide that, among others: (1) online after-school tutoring institutions shall publicly make available their teachers’ name, photograph, teaching classes and teaching qualification number at a prominent location on their home page, and shall publicly make available education background as well as working and education experience of foreign teachers; (2) information including licenses (including ICP), administration of funds, system of privacy and information safety, courses, course schedules, advertisement for student enrollment and teacher qualifications shall be filed with education administration authorities at provincial level before October 31, 2019 and education administration authorities at provincial level shall examine these materials and inspect the online after-school tutoring institutions by December 2019, and education administration authorities at provincial level are authorized to issue detailed rules to implement the filing process; (3) the tutoring contents and data shall be kept for more than one year and the videos of live-streaming tutoring courses shall be kept for at least six months; (4) each class shall not last for more than 40 minutes and the break between two courses shall last for more than 10 minutes; (5) live-streaming tutoring activities for students in the compulsory education stage shall end before 9:00 p.m.; (6) online after-school tutoring institutions shall implement the internet safety procedures and establish privacy protection system; (7) fee policies, standards and refund policies shall be made public at prominent location on the online tutoring platform, and the advance payment shall not be used for investment purpose and the scale of advance payment shall fit the tutoring capability; and (8) tutoring fees for more than 60 classes shall not be collected at one time, if the students are charged according to numbers of classes they take, and tutoring fees for a period spanning more than three months should not be collected at one time, if the students are charged for a period of time. Furthermore, the Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, issued by MOE and seven other authorities on August 11, 2019, restates certain requirements that apply to online education application providers, as stated above, and further provides that: (1) online after-school tutoring institutions shall examine the teaching qualifications, education background and capability of their foreign teachers; (2) online education applications providers shall file information about themselves as well as their applications with education administration authorities at provincial level, and MOE will promulgate detailed filing rules to guide such filing and make such filing results publicly available on official website; (3) online education applications providers whose applications mainly faces juveniles shall limit the length of using time, specify age group of target users and strictly review the content of the applications, and the collection of personal information of juveniles shall be permitted by the custodian of such juveniles; (4) online education application providers shall build up data security systems covering the collection, storage, transferring, using and other respects of personal information, and shall set up a name verification system; (5) education authorities at provincial level shall set up negative lists of the online education applications.

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

In November 2018, the Central Committee of the Communist Party of China and the State Council issued the Opinions of the Central Committee of the Communist Party of China and State Council on Deepening Reform in Preschool Education, or Reform Opinions, which stipulates, among others, (i) social capital is not allowed to control non-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets through ways such as mergers and acquisitions, delegating operation, franchising, variable interest entities or contractual arrangements, in breach of which, the kindergartens shall not be allowed to issue additional share capital until the education department jointly with other relevant authorities have remedied such breach, and (ii) public companies are not allowed to invest in for-profit kindergartens through ways such as financing from the capital market, or acquire assets of for-profit kindergartens through ways such as issuing shares or paying cash. It is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime, and the above rules may materially affect our expansion and operation of kindergartens in the future. It is uncertain as to how the Reform Opinions and the Circular on Initiating the Rectification will be interpreted and implemented. To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be adversely affected.

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We are unlikely, however, to finance the activities of New Oriental China and its schools and subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues. SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142 to regulate the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. SAFE Circular 142 requires that the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the local branch of the SAMR and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB paid-in capital may not be changed without SAFE’s approval. Violations of Circular 142 will result in severe monetary or other penalties. We expect that if we convert the net proceeds from offshore offerings into RMB pursuant to SAFE Circular 142, our use of RMB funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such RMB funds to make equity investments in China through our PRC subsidiaries. SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19, effective June 2015, which abolished SAFE Circular 142, but the foregoing rules have been retained in SAFE Circular 19. SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, effective in June 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and offshore direct investment. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to RMB on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities. See also “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

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

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business. For instance, to establish and operate a school to provide language training and test preparation services, we are required to obtain a private school operating permit and to make necessary filings for each learning center with the local counterparts of the Ministry of Education and the Ministry of Civil Affairs or SAMR. According to the Draft Amended Implementation Rules, we may need to obtain a private school operating permit from relevant local education authorities for our kindergartens, private primary and secondary school in Yangzhou, our private secondary school in Beijing, and our private training and education entities which offer after-school tutoring services for kindergarten kids or primary, middle and high school students. In addition, as we provide online tutoring and education services through our websites and mobile applications, we may also need to make filings with the local education department or the department of human resources and social security under the Draft Amended Implementation Rules, the Implementation Opinion on Regulating Online After-school Tutoring Activities promulgated by MOE and other five authorities on July 12, 2019 and the Opinion on Guiding and Regulating the Healthy Development of Online Education Applications promulgated by MOE and seven other authorities on August 10, 2019. As of the date of this annual report, the Draft Amended Implementation Rules are still pending for approval.

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

SAFE issued a notice in July 2014, which replaced the previous notice issued in October 2005. The 2014 SAFE notice requires PRC domestic residents, including both PRC domestic institutions and PRC domestic individual residents, to register with the local SAFE branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, before establishing or controlling any company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment, financing or conducting roundtrip investment. Such a company located outside of China is referred to in the notice as an “offshore special purpose company.” Our beneficial owners immediately before our initial public offering who are PRC residents had registered with the local branch of SAFE prior to our initial public offering in 2006. The failure of these beneficial owners to timely amend their SAFE registrations, if required, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends or repay loans in foreign exchange to our company or otherwise adversely affect our business.

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

In August 2006, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Market Regulation, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index in China, the broadest measure of inflation, was 2.5% for May 2019. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

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

A “high and new technology enterprise” is entitled to a favorable enterprise income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Seven of our wholly-owned subsidiaries in China, including Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision, and five other subsidiaries, are qualified as “high and new technology enterprises.” Beijing Smart Wood Software Technology Co., Ltd., or Beijing Smart Wood, one of our wholly-owned subsidiaries in China, is in the process of renewing its qualification of “high and new technology enterprises.” Once the renewal is completed, Beijing Smart Woodwill be eligible for a the favorable enterprise income tax rate of 15% starting January 1, 2019. Beijing Xuncheng, one of our variable interest entities, is also qualified as “high and new technology enterprises.” An enterprise that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning in the enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Two of our wholly-owned subsidiaries in China, Beijing Jinghong Software Technology Company Limited and Beijing Magnificence Technology Company Limited, are qualified as “software enterprises.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.”

According to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, no regulations have been promulgated by the relevant authorities with regard to the preferential income tax treatment applicable to private schools requiring reasonable returns. As of May 31, 2019, 19 of our schools elected as schools not requiring reasonable returns, 40 of our schools elected as requiring reasonable returns and the remaining schools were not classified or registered as companies.

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

In practice, tax treatments for private schools vary across different cities in China. Private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. For example, Beijing Haidian School was not required by the governing tax bureau to pay any EIT from its establishment through May 31, 2019. However, it is unclear what impact the Amended Private Education Law and any of its potential implementation rules would have on the tax treatment applicable to Beijing Haidian School, and whether Beijing Haidian School would continue to enjoy the preferential tax treatment in the future.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission (the “SEC”), as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB in relation to the audit of and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the accounting firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the commissioners of the SEC. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive matching Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures, where the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or the deregistration of our ADSs from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Although the law in this regard is unclear, we treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our combined financial statements. If it were determined, however, that we are not the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2019 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2019. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance that our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Beijing Xuncheng, a then majority-owned subsidiary of New Oriental China, which operates our several online education platforms together with its subsidiaries, one of which is koolearn.com, listed its shares on the National Equities Exchange and Quotations in China for trading from March 21, 2017 to February 14, 2018 whereby it completed a voluntary delisting from the National Equities Exchange and Quotations. Subsequent to its delisting, Beijing Xuncheng went through a series of restructuring transactions and became a variable interest entity controlled by Koolearn Technology Holding Limited, or Koolearn, a majority-owned subsidiary of our offshore holding company. On March 28, 2019, Koolearn completed its initial public offering and the listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited.

In October 2018, we announced a US$200 million share repurchase program and repurchased an aggregate of 952,000 ADSs at an average purchase price of US$58.78 per ADS as of May 31, 2019.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 83 cities in China.

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

Since our inception in 1993, we have had approximately 44.8 million cumulative student enrollments. In the fiscal year ended May 31, 2019, we had approximately 8.4 million student enrollments, including approximately 7.5 million student enrollments in our K-12 after-school tutoring courses, and approximately 0.6 million student enrollments in our test preparation courses. We deliver our educational programs, services and products to students through an extensive physical network of schools, learning centers and bookstores, as well as through our virtual online network.

Our total net revenues increased from US$1,799.5 million for the fiscal year ended May 31, 2017 to US$3,096.5 million for the fiscal year ended May 31, 2019, representing a compound annual growth rate, or CAGR, of 31.2%. Net revenues from our language training and test preparation courses accounted for 83.9%, 82.7%, and 84.2% respectively, of our total net revenues in the fiscal years ended May 31, 2017, 2018 and 2019. Net income attributable to New Oriental Education & Technology Group Inc. decreased from US$274.5 million in the fiscal year ended May 31, 2017 to US$238.1 million in the fiscal year ended May 31, 2019, representing a CAGR of negative 6.9%.

Our Network

As of May 31, 2019, we deliver our educational programs, services and products to students through our extensive network of 95 schools, 1,159 learning centers and 15 bookstores operated by us, approximately 33,900 teachers in 83 cities and websites, as well as through 174 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, which has been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals and through our students’ and alumni’s academic and career achievements. We plan to continue to open new schools and learning centers in cities that exhibit strong enrollment potential.

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

We lease all of our facilities except for our Yangzhou school, part of the premises for our headquarters in Beijing and our schools in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Changsha, Hangzhou and Zhengzhou. The following table sets forth information concerning the locations of our schools, learning centers and bookstores as of May 31, 2019.

City	Number of Schools	Number of learning centers	Number of bookstores
Beijing	6	114	1
Shanghai	1	64	1
Guangzhou	1	42	1
Wuhan	1	65	1
Yangzhou	3	—	—
Tianjin	1	33	—
Xi’an	1	34	1
Nanjing	2	34	—
Shenyang	1	28	—
Chongqing	1	26	1
Chengdu	1	37	—
Shenzhen	1	24	—
Xiangyang	1	15	—
Taiyuan	1	34	—
Haerbin	1	16	1
Changsha	1	32	—
Jinan	1	19	—
Zhengzhou	1	34	—
Hangzhou	1	53	—
Changchun	3	20	1
Shijiazhuang	1	19	—
Suzhou	2	44	1

City	Number of Schools	Number of learning centers	Number of bookstores
Zhuzhou	1	2	—
Anshan	1	—	—
Hefei	1	42	—
Kunming	1	13	—
Wuxi	1	15	—
Foshan	1	9	—
Fuzhou	1	27	—
Yichang	1	5	—
Nanchang	1	38	1
Jingzhou	1	3	—
Dalian	1	6	1
Lanzhou	1	12	1
Huangshi	1	2	—
Ningbo	1	9	—
Xiamen	1	30	—
Qingdao	2	24	—
Nanning	1	10	—
Xuzhou	1	6	1
Xiangtan	1	3	—
Zhenjiang	1	4	—
Luoyang	1	12	—
Nantong	1	4	—
Jilin	1	10	—
Guiyang	1	9	—
Hohhot	1	7	1
Tangshan	1	9	—
Urumqi	1	7	—
Shiyan	1	4	—
Quanzhou	1	—	—
Wenzhou	1	6	—
Weifang	1	2	—
Zhuhai	1	1	1
Jinzhou	1	7	—
Baoding	1	3	—
Yantai	1	4	—
Taian	1	—	—
Kaifeng	1	1	—
Cangzhou	1	—	—
Qinhuangdao	1	—	—
Anyang	1	—	—
Handan	1	1	—
Zhangzhou	1	—	—
Nanyang	1	1	—
Zhongshan	1	—	—
Yinchuan	1	1	—
Shaoxing	1	10	—
Huzhou	1	1	—
Hong Kong	1	—	—
Yancheng	1	1	—
Lianyungang	1	—	—
Jiaozuo	1	8	—
Dongguan	1	—	—
Haikou	1	—	—
Yiwu	1	1	—
Jinhua	1	1	—

City	Number of Schools	Number of learning centers	Number of bookstores
Xining	1	—	—
Mianyang	1	—	—
Xinxiang	1	—	—
Baotou	1	—	—
Changshu	1	1	—
Total	95	1,159	15

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students primarily in traditional classroom settings and also through online instruction. With the exception of the full-time primary and secondary school in Yangzhou and a full-time secondary school in Beijing, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on the length of the course, the size and the subject of the class, the area of study and the geographic location of the school. We update and expand our course offerings frequently in response to evolving market needs. We currently have a full-time staff of approximately 1,800 people involved in our centralized curriculum development process. Our program, service and product offerings are generally divided into seven areas: test preparation; K-12 after-school tutoring; language training; pre-school, primary and secondary schools; educational content, software and other technology development and distribution; online education; and other services and products.

Test Preparation Courses

We offer test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. In our fiscal year ended May 31, 2019, we had approximately 570,000 student enrollments in our test preparation courses, of which approximately 296,000 were in overseas test preparation courses, 274,000 were in PRC test preparation courses.

We offer test preparation courses for the following major overseas exams: IELTS, TOEFL, SAT, ACT, GRE, GMAT and LSAT. In addition, we offer test preparation classes for the following major PRC admissions tests: CET 4, CET 6 and National Tests for Entrance into Master’s Degree Programs.

In our fiscal year ended May 31, 2019, approximately 27.8% and 8.0% of the total student enrollments in our overseas test preparation courses took place in Beijing and Shanghai, respectively, and approximately 9.7% and 8.8% of the total student enrollments in our PRC test preparation courses took place in Haerbin and Wuhan, respectively. Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Except for the customized VIP class, our experienced teachers generally teach in classes ranging from 6 to 50 students. Our students enroll in a 50 to 280 hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from RMB1,500 to RMB37,000 per course.

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

In our fiscal year ended May 31, 2019, we had approximately 3,994,000 student enrollments in our after-school tutoring courses for middle school and high school students, and approximately 9.4% and 8.4% of the enrollments took place in Beijing and Xi’an, respectively. Course fees for our all subject after-school tutoring courses for middle school and high school students range from approximately RMB800 to approximately RMB5,000 per course.

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

In our fiscal year ended May 31, 2019, we had approximately 3,523,000 student enrollments in our Pop Kids All Subjects after-school tutoring courses and approximately 7.4% and 7.4% of the enrollments took place in Beijing and Wuhan, respectively. Course fees for these courses range from approximately RMB300 to approximately RMB4,000 per course.

Language Training Courses for Adults

We provide various types of English language training courses as well as training courses for other foreign languages, including German, Japanese, French, Korean, Italian and Spanish.

English language training courses is a primary component of our language training courses. Many employers in China, including foreign-invested enterprises, multinational corporations’ branch offices as well as domestic enterprises involved in international business transactions or the tourism industry, require their employees to have a high level of English proficiency. Our English for adults program offers courses designed to teach and improve students’ English writing, reading, listening and speaking skills. Our schools and learning centers also have language labs at which our students can listen to and recite spoken passages on CDs and audio tapes to improve their listening and speaking skills. A typical course lasts for 4 to 12 weeks with classroom instruction 1 to 5 times per week for 1.5 to 2.5 hours per visit. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break. The sizes of our English courses for adults typically range from 6 to approximately 40 students per class.

In our fiscal year ended May 31, 2019, we had approximately 66,000 student enrollments in our English courses for adults and approximately 39.4% and 11.0% of the total enrollments were for courses taught in Beijing and Shanghai, respectively. Course fees for our English courses for adults range from approximately RMB400 to approximately RMB5,900 per course.

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

We attempt to immerse our students in the English language at an early age through native English speaking teachers and activities designed to emphasize early and significant exposure to a bilingual environment. The Yangzhou private school has a capacity of up to 4,000 students. As of May 31, 2019, there were over 3,550 students at the Yangzhou school, approximately 40% to 50% of whom came from Yangzhou, with the remainder from various parts of China. Our students must take an admission test and undergo an interview to gain acceptance into our school.

There are over 347 teachers and 248 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2019, the school accepted 1,238 students out of over approximately 1,815 applicants from the local market as well as elsewhere in China.

The Yangzhou school has received various accreditations from local authorities. We work closely with the local educational authorities to make sure that our curriculum is compatible with public school curriculums and covers the full spectrum of required courses. We have also expanded our curriculum to include subjects, activities and techniques that teach the students to learn and think independently. There is less emphasis on memorization and recitation and greater emphasis on creative thinking and analytical activities. We use computers as a major part of our teaching and learning methods and encourage students to learn in an interactive format. In our fiscal year ended May 31, 2019, tuition at the Yangzhou school ranged from RMB75,000 to RMB95,000 per year.

In July 2006, we established an international high school program within the Yangzhou school. In July 2010, we opened an international high school in Beijing. Our international high school aims to provide students with a full curriculum of high school education in a bilingual environment while preparing them for admission into foreign universities. Of the students of the class of 2019 of the international high school program at our Yangzhou school, 91.8% was admitted into at least one of the top 100 universities in the United States. In our fiscal year ended May 31, 2019, tuition at our international school ranges from RMB95,000 to RMB120,000 per year.

In September 2007, we established our pre-school business with the opening of our first kindergarten in Beijing. We opened our second kindergarten in Nanjing in April 2009, the third one in Yangzhou in August 2014, the fourth one in Beijing in January 2017, and the fifth one in Hong Kong in September 2017. As of May 31, 2019, there were approximately 900 students at these kindergartens. In December 2014, we acquired a kindergarten chain in the city of Qingdao with three leaning centers, which had approximately 710 students as of May 31, 2019. In September 2018, we acquired a kindergarten chain in the city of Suzhou with 14 learning centers, which had approximately 4,800 students as of May 31, 2019. In September 2018, we acquired a kindergarten chain in Beijing with seven learning centers, which had approximately 490 students as of May 31, 2019.

Educational Content, Software and other Technology Development and Distribution

We develop and edit educational materials for language training and test preparation, such as books, software, CD-ROMs, magazines and other periodicals. We distribute these materials through various distribution channels, consisting of our classrooms and bookstores as well as third-party distributors. In the fiscal year ended May 31, 2019, we developed and edited about 455 titles and distributed approximately 20.5million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in English language area.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. We currently have arrangements with British Council, Cengage Learning, NCUK, International Baccalaureate, Bell Education, ETS, Cambridge University Press, Cambridge English Language Assessment, The McGraw-Hill Companies, Oxford University Press, Harper Collins, ACT or their respective authorized local publishers, to develop and distribute localized versions of selected educational materials in China, some of which bear both our logo and the original publisher’s logo. We plan to establish additional strategic relationships with leading international education content providers to enrich our content offerings.

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

Brand Name Cooperation. In January 2010, we established a small pilot program whereby we permit third parties in certain small cities to offer our “Pop Kids” English program and “New Oriental Star” kindergarten program under a brand name cooperation model. The cooperation schools operated by such third parties are not included in the counts of our schools and learning centers, and student enrollments from these schools are not included as our student enrollments. In October 2013, we terminated the brand name cooperation for “New Oriental Star” kindergarten program. As of May 31, 2019 there were a total of 12 brand cooperation schools offering our “Pop Kids” English program. For the fiscal years ended May 31, 2017,2018 and 2019, we recognized revenues in an aggregate amount of US$311 thousand, US$591 thousand and US$552 thousand, respectively, from license and training fees received from these schools.

Overseas Study Tour. In May 2012, we started our overseas study tour business, organizing primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, attend summer/winter school programs, or take part in other educational activities. For the fiscal year ended May 31, 2019, we recognized revenues of US$18.6 million from organizing overseas study tour.

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

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or the MOE, the General Administration of Press and Publication, or GAPP, the Ministry of Industry and Information Technology, or the MIIT, the SAMR, the Ministry of Civil Affairs and their respective authorized local counterparts.

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

On December 30, 2016, the MOE, Ministry of Civil Affairs, the SAMR, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registration process are yet to be introduced by governments at the provincial level.

On December 30, 2016, the MOE, the SAMR and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of the SAMR.

On September 1, 2017, SAMR and MOE jointly issued the Notice of Relevant Work on the Registration and Management of the Name of For-Profit Private Schools, which specifies the requirements on the names of for-profit private schools.

Besides the Amended Private Education Law and the above regulations, other details of the requirements on the operation of non-profit schools and for-profit schools will be provided in implementation regulations that are yet to be introduced, such as

•	an amendment to the Implementation Rules for the Law for Promoting Private Education;

•	local regulations relating to legal person registration of for-profit and non-profit private schools in some provinces; and

•

specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including specific measures for registration of pre-existing private schools and the collection of non-profit private schools’ fees, specific requirements for authenticating various parties’ property rights of for-profit private schools, detailed taxation policies for for-profit private schools.

As of the date of this annual report, certain local governments, for example, Beijing, Shanghai, Jiangsu province, Hebei province, Shaanxi province and Hainan province, have promulgated their local regulations relating to legal person registration and administration for private schools and certain local governments, for example, Beijing, Shanghai, Jiangsu province, Hubei province, Hebei province, Zhejiang province, Yunnan province, Gansu province, Anhui province and Liaoning province, have promulgated general guidance to encourage the development of private schools. Among these local regulations and guidance, some local governments, such as Beijing, Shanghai, Hubei province, Hebei province, Anhui province, Yunnan province and Zhejiang province require the existing private schools to register either as for-profit or non-profit schools within a specific time period. Preferential tax treatments granted to our schools by governmental authorities are subject to review and may be adjusted or revoked at any time in the future.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2019, New Oriental China was the sponsor of 95 schools.

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

Regulations on After-School Tutoring

The State Council issued an Opinion on Supervising After-School Tutoring Institutions on August 22, 2018, which provided various guidance on regulating after-school tutoring institutions that target primary and secondary school students (the “State Council Circular 80”). The State Council Circular 80 provides for the standardization of approval and registration of after-school tutoring institutions, and requires relevant governmental authorities to conduct special administration strengthening regulations on after-school tutoring institutions. The State Council Circular 80 specifies operating requirements that after-school tutoring institutions must meet. Such requirements include, among other things, that after-school tutoring institutions are required to (i) have a fixed training premise that conforms to specified safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire teachers who are working concurrently in primary or secondary schools, and teachers for tutoring in academic subjects such as English are required to have the corresponding teaching qualifications. After-school tutoring institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. According to State Council Circular 80, extracurricular training institutions are also required to disclose and file relevant information, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than8:30pm each day. After-school tutoring institutions can only collect in advance fees for courses spanning three months or shorter. Additionally, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school tutoring institutions within their administrative area.

In connection to the online education service providers, the State Council Circular 80 provides that the administrative departments of networking, culture, industry and information technology, radio and television shall cooperate with the education department to supervise online education within their respective responsibilities.

In order to guide and regulate private tutoring institutions, certain local education bureaus, including education bureaus of Beijing, Shaanxi province, Tianjin, Guangdong province, and Shanghai, have issued standards for private tutoring institutions, which provide requirements for sponsors, premises, curriculums, teachers and other aspects of private tutoring institutions.

Regulations on Kindergarten

On September 11, 1989, the MOE issued the Kindergarten Management Regulations. The Kindergarten Management Regulations provide some basic principles for the establishment and management of kindergartens enrolling children aged three years or above and call for local regulations following such principles. The Kindergarten Management Regulations set out the procedures for approval of a kindergarten, as well as the requirements for the establishment of a kindergarten which include the following factors: (1) safety and sanitary conditions of the locations and facilities, (2) professional qualifications of the teaching and administrative staff, and (3) financial capacity of the sponsors. The Kindergarten Management Regulations further set out provisions on the operation and management of a kindergarten, including: (1) educational activities shall be suitable for the children’s developments; (2) no corporal punishment is allowed; (3) sanitation and hygiene rules and safety protection system shall be formulated and followed; and (4) financial management shall be enhanced to prevent the misappropriation of the kindergarten funding.

On November 7, 2018, the CPC Central Committee and State Council jointly promulgated Opinions of the CPC Central Committee and State Council on Deepening Reform in Preschool Education (the “Preschool Opinions”). The Preschool Opinions laid out overall requirements for the reform and development of preschool education and specified measures to be taken in eight areas: planning and distribution of kindergartens, expansion of preschool education resources, long-term funding mechanisms, teaching workforce, supervision systems, regulation of private kindergartens, childcare and teaching quality, and administrative systems. The Preschool Opinions aim to increase the accessibility of preschool education to children and see the pre-school gross enrollment rate reach 85% by 2020. The Preschool Opinions propose to build a preschool education system centered on kindergartens with universal access (including public kindergartens and private kindergartens with universal access) and expect the coverage of kindergartens with universal access amount to 80% by 2020. The Preschool Opinions demand the regulation on the development of private kindergartens, including that the social capital is prohibited from controlling non-profit kindergartens through M&A and contractual arrangements, and that (i) social capital is not allowed to control non-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets through ways such as mergers and acquisitions, delegating operation, franchising, variable interest entities or contractual arrangements, in breach of which, the kindergartens shall not be allowed to issue additional share capital until the education department jointly with other relevant authorities have remedied such breach, and (ii) public companies are not allowed to invest in for-profit kindergartens through ways such as financing from the capital market, or acquire assets of for-profit kindergartens through ways such as issuing shares or paying cash. It is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime, and the above rules may materially affect our expansion and operation of kindergartens in the future.

Regulations on Compulsory Education

The Compulsory Education Law of the PRC was promulgated by the NPC on April 12, 1986, and last amended on December 29, 2018. According to the Compulsory Law of the PRC, a system of nine-year compulsory education, including six-year primary school and three-year middle school, was adopted.

Further, the MOE issued the Reform Guideline on the Curriculum System of Basic Education (Trial) on June 8, 2001, which became effective on the same day, pursuant to which schools providing basic education shall follow a “state-local-school” three-tier curriculum system. In other words, schools must follow the state curriculum standard for state courses, while the local educational authorities have the power to determine the curriculum standard for other courses, and schools may also develop curricula that are suitable for their specifics needs.

According to the Interim Administrative Measures on the Compilation and Vetting of Primary and Secondary School Textbooks amended on November 10, 2015 by the MOE, textbooks must be vetted before being used in primary and secondary schools. According to the Interim Administrative Measures on the Selection of the Primary and Secondary School Textbooks promulgated on September 30, 2014, the MOE is responsible for publishing the catalog of textbooks for selection, and the provincial education authority is in charge of textbook selection within its relevant administrative jurisdiction.

On June 23, 2019, the Central Committee of the Communist Party of China and the State Council jointly promulgated the Opinions on Deepening the Education Reform and Comprehensively Improving the Quality of Compulsory Education, which emphasizes, among other issues, that schools providing compulsory education shall not admit students based on the results of any examination or competition, training scores, or any certificate, and shall not choose students based on interview or evaluation. The admission process of private schools providing compulsory education will be brought into a unified administration system and take place at the same time as that of public schools; and if the application exceeds the enrollment plan, applicants will be admitted randomly using computers. The above opinions also underline that it is prohibited for schools to replace the national curriculums with local or their specific curriculums, or to use uncertified textbooks, and schools providing compulsory education are not allowed to introduce overseas curriculums or use overseas textbooks.

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

Foreign Investment Access Special Management Measures (Negative List) (2019 Version)

The Catalogue of Industries for Guiding Foreign Investment (Amended in 2017), or the 2017 Catalog was promulgated by the NDRC and MOFCOM on June 28, 2017 with effect from July 28, 2017. For the purpose of regulating foreign investment, the 2017 Catalog divides all industries into two categories, namely (i) industries where foreign investment is encouraged; and (ii) industries subject to special administrative measures for access of foreign investment. On June 28, 2018, the NDRC and MOFCOM jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version), or the 2018 Negative List with effect from July 28, 2018 to replace the previous list of industries subject to special administrative measures for access of foreign investment under the 2017 Catalogue. On June 30, 2019, the MOFOCOM and the NDRC jointly promulgated the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries where foreign investment is encouraged under the 2017 Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the 2018 Negative List. Unless otherwise provided in PRC Laws, foreign investment in areas not listed on the 2019 Negative List is permitted and treated equally with domestic investment.

Under such 2019 Negative List, pre-school education, senior high school education in grades 10 to 12, and higher education are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allow to operate pre-school education, senior high schools and higher education in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. Foreign investment is allowed in after-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions.

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

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

The recent Implementation Opinion on Regulating Online After-school Tutoring Activities restates certain requirements that apply to all after-school tutoring institutions and further provides that, among others: (1) online after-school tutoring institutions shall publicly make available their teachers’ name, photograph, teaching classes and teaching qualification number at prominent location on their home page, and shall publicly make available education background as well as working and education experience of foreign teachers; (2) information including licenses (including ICP), administration of funds, system of privacy and information safety, courses, course schedules, advertisement for student enrollment and teacher qualifications shall be filed with education administration authorities at provincial level before October 31, 2019 and education administration authorities at provincial level shall examine these materials and inspect the online tutoring institutions by December 2019, and education administration authorities at provincial level are authorized to issue detailed rules to implement the filing process; (3) the tutoring contents and data shall be kept for more than one year and the videos of live-streaming tutoring courses shall be kept for at least six months; (4) each class shall not last for more than 40 minutes and the break between two courses shall last for more than 10 minutes; (5) live-streaming tutoring activities for students in the compulsory education stage shall end before 9:00 p.m.; (6) online after-school tutoring institutions shall implement the internet safety procedures and establish privacy protection system; (7) fee policies, standards and refund policies shall be made public at prominent location on the online tutoring platform, and the advance payment shall not be used for investing purpose and the scale of advance payment shall fit the tutoring capability; and (8) tutoring fees for more than 60 classes shall not be collected at one time, if the students are charged according to numbers of classes they take, and tutoring fees for a period spanning more than three months should not be collected at one time, if the students are charged for a period of time.

Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, issued by MOE and seven other authorities on August 11, 2019, restates certain requirements that apply to online education application providers, as stated above, and further provides that: (1) online after-school tutoring institutions shall examine the teaching qualifications, education background and capability of their foreign teachers; (2) online education applications providers shall file information about themselves as well as their applications with education administration authorities at provincial level, and MOE will promulgate detailed filing rules to guide such filing and make such filing results publicly available on official website; (3) online education applications providers whose applications mainly faces juveniles shall limit the length of using time, specify age group of target users and strictly review the content of the applications, and the collection of personal information of juveniles shall be permitted by the custodian of such juveniles; (4) online education application providers shall build up data security systems covering the collection, storage, transfer, using and other respects of personal information, and shall set up a name verification system; (5) education authorities at provincial level shall set up negative lists of the online education applications.

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

GAPP issued new Administrative Regulations on Publications Market, effective on June 1, 2016, which abolished the old regulation. According to the new regulation, any organization or individual engaged in whole sale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of GAPP; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of GAPP at the county level. According to the new regulation, foreign-invested enterprises are allowed to engage in the business of distribution of publications. Foreign investors who intends to establish an enterprise engaging in the business of distribution of publications and foreign-invested enterprise which intends to engage in the business of distribution of publications shall firstly obtain the approval from local branch of the Ministry of Commerce. If and upon approval, the Ministry of Commerce will issue the Approval Certificate for Foreign-Invested Enterprises, on which the business scope of distribution of publications is specified along with the word “subject to the permission in this industry.” Afterwards, the foreign-invested enterprise shall file with its business scope of distribution of publications local office of the SAMR and shall obtain the Permit for Operating Publications Business from relevant offices of the GAPP before engaging in the business of distribution of publications.

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

Regulations on Consulting Services for Overseas Studies or Other Overseas Visits for Private Matters

The Ministry of Public Security and SAMR jointly issued the Administrative Measures on Intermediate Activities relating to Entry and Exit for Private Purpose on June 6, 2001, which requires that any entity engaged in intermediate and consulting services for Chinese citizens going abroad to visit families, relatives or friends, to reside abroad, to inherit properties, or to conduct other non-business matters other than studying, working or touring, shall obtain a license granted by the relevant provincial authority on public security.

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

On January 12, 2017, the State Council promulgated the Decision of the State Council on the Third Installment of the Cancellation of the Administrative Licensing Matters Delegated to Local Governments, which, among other things, cancelled the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies, which means that the requirement for intermediate service organizations to obtain Recognition on the Intermediate Service Organization for Self-funded Overseas Studies from the provincial government for their engaging in intermediate and consulting business activities relating to self-funded overseas studies is cancelled. This Decision provided that after the cancellation of such requirements, the MOE and the SAMR shall study and develop contract template for reference and strengthen their guidance, regulating and service to intermediate service organizations and that the relevant industrial association shall play their role in self-discipline.

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

Regulations on Tourism

Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on March 1, 2017, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent engages in the outbound tourism shall apply for a permit to engage in the outbound tourism from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities.

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

Regulations on Internet Culture Activities

The Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003, which were last amended on December 15, 2017. The Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, games, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

According to a response published on the official website of the local counterpart of MOC in Beijing on August 2, 2017, educational products are not deemed as “internet cultural products” defined under the Internet Culture Provisions. Currently, Beijing Xuncheng and its subsidiaries are all located in Beijing and are therefore not required to obtain the Internet Culture Operation License.

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

According to an answer published on the official website of the SAPPRFT on December 10, 2018, provision of online educational courses do not fall within the definition of “online audio-visual program services” under the Audio-Visual Program Provisions and as a result, the License for Online Transmission of Audio-Visual Programs is not required for the operation of Beijing Xuncheng and its subsidiaries.

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

Trademark. The PRC Trademark Law, most recently revised in April 2019, protects the proprietary rights to registered trademarks. The Trademark Office under SAMR handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. In July 2014, the State Administration for Market Regulation released Provisions on the Recognition and Protection of Well-Known Trademarks. According to these provisions, well-known trademarks shall be recognized on a case-by-case basis, and be subject to the principle of passive protection. Our trademarks “ ” and “New Oriental” were recognized as well-known trademarks in a civil action adjudicated by the Intermediate People’s Court of Jilin City, Jilin Province and an adjudication on disputed registered trademark issued by trademark appraisal committee.

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

Regulations on Taxation

PRC Enterprise Income Tax. The National People’s Congress, the Chinese legislature, passed the EIT Law, as last amended in 2018. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises Preferential tax treatments grants to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The State Council promulgated the implementation rules of the EIT Law in 2007, as last amended in 2019, and the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation promulgated other supplemental rules in 2008 which were amended in 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

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

In addition, in September 2018, SAT and other authorities jointly promulgated Notice on Expanding Application Scope of the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, or Circular 102, which became effective retroactively in January 2018. According to the Circular 102, where overseas investors use the profits obtained from resident enterprises within China to invest directly in the projects that are not prohibited from foreign investment, the deferred tax payment policy shall apply thereto and withholding income tax thereon shall be exempted temporarily. An overseas investor that is entitled to but has not actually enjoyed the policy of temporary exemption of withholding income tax under this Notice may apply to retroactively enjoy such policy within three years from the date of actual payment of relevant tax and for refund of the tax already paid.

According to the Circular 102, for the temporary exemption of overseas investors from payment of withholding income tax, the following conditions must be satisfied at the same time:

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

In October 2018, SAT further promulgated Notice on Issues Relating to Expanding Application Scope of the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, which became effective retroactively in January 2018, to implement Circular 102 in detail.

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

The following diagram sets out details of our significant subsidiaries and New Oriental China and its schools and subsidiaries as of the date of this annual report:

New Oriental Education & Technology Group Co., Ltd. (Cayman Islands)
53.40%
Koolearn Technology Holding Limited (Cayman Islands)
100%
New Oriental Xuncheng Technology (HK) Limited
100%
Smart Shine International Limited (Smart Shine) (Hong Kong)
100%
Elite Concept Holdings Limited (Elite Concept) (Hong Kong)
100%
Winner Park Limited (Winner Park) (Hong Kong)
Outside PRC
Inside PRC
100%
Beijing Dexin Dongfang Network Technology Co., Ltd. ("Dexin Dongfang")
100%
Beijing Smart Wood Software Technology Co., Ltd. ("Beijing Smart Wood")
100%
Beijing Pioneer Technology Co., Ltd. ("Beijing Pioneer")
100%
Beijing Hewstone Technology Co., Ltd. ("Beijing Hewstone")
100%
Beijing Decision Education & Consulting Co., Ltd. ("Beijing Decision")
Beijing Century Friendship Education Investment Co., Ltd("Century Friendship") (1)
100%
Six Limited Partnerships
Linchi Tencent Technology Co., Ltd.
Beijing New Oriental Education & Technology Group Co., Ltd. (China) (New Oriental China)
12.0345%
13.4710%
74.494%
Beijing Xuncheng Network Technology Co., Ltd. (Beijing Xuncheng)
95 Schools in China (2)
100%
Subsidiaries (3)

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

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly-owned subsidiaries in China, and our variable interest entities, their schools and subsidiaries and their shareholders. In the fiscal years ended May 31, 2017, 2018 and 2019, our variable interest entities contributed in aggregate 98.8%, 98.8% and 98.7%, respectively, of our total net revenues.

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

Pursuant to the five equity pledge agreements dated April 23, 2012 among New Oriental China, Century Friendship and five of our wholly-owned subsidiaries in China, namely Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Smart Wood, Century Friendship agreed to pledge its equity interests in New Oriental China to these five subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant principal agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of our wholly-owned subsidiaries in China. Upon the conclusion of the master exclusive service agreement on September 19, 2014 between Beijing Pioneer and New Oriental China, the list of principal agreements has been updated to include the master exclusive service agreement and the relevant service agreements. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the Haidian District, Beijing branch of the SAMR. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 equity pledge agreements.

In February 2017, as part of our efforts to streamline the corporate structure, we removed Shanghai Smart Words as a party to the contractual arrangements with New Oriental China and its schools and subsidiaries and shareholder. The rights and obligations of Shanghai Smart Words under these contractual arrangements have been assumed by Beijing Decision. The April 2012 equity pledge agreements have been amended to reflect the foregoing change while the terms of these agreements remain unchanged. The equity pledges of Century Friendship under the amended agreements have been registered with the Haidian District, Beijing branch of the SAMR.

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

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2017, 2018 and 2019, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$269.2 million, US$252.2 million and US$402.3 million, respectively.

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

Net Revenues. In the fiscal years ended May 31, 2017, 2018 and 2019, we generated total net revenues of US$1,799.5 million, US$2,477.4 million and US$3,096.5 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.

We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 89.4%, 88.5% and 89.9% of our total net revenues in the fiscal years ended May 31, 2017, 2018 and 2019, respectively; and

•	books and other services, which accounted for 10.6%,11.5% and 10.0% of our total net revenues in the fiscal years ended May 31, 2017, 2018 and 2019, respectively.

Educational Programs and Services. Our educational programs and services consist of language training and test preparation courses, pre-school education, primary and secondary school education and online education. Revenues from language training courses and test preparation courses accounted for 83.9%, 82.7% and 84.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2017, 2018 and 2019.

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

We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar programs. Our test preparation courses are generally delivered in class settings ranging from 1 student to 100 students per class. Our K-12 after-school tutoring courses and our English language training courses are delivered in class settings generally ranging from 1 student to 50 students per class. In November 2013, we launched an online test preparation program on our own online education website koolearn.com, which features live broadcasts of a series of our most popular offline test preparation classes. We typically adjust course fees or school fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. We expect to continue to derive a substantial majority of our revenues from educational programs and services.

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

	For the Year Ended May 31,
	2017		2018		2019
(in thousands, except percentages)	US$	%	US$	%	US$	%
Net revenues	1,799,509	100.0	2,447,430	100.0	3,096,491	100.0
Operating costs and expenses:
Cost of revenues	(749,586)	(41.7)	(1,065,740)	(43.5)	(1,376,269)	(44.5)

	For the Year Ended May 31,
	2017		2018		2019
(in thousands, except percentages)	US$	%	US$	%	US$	%
Selling and marketing	(232,826)	(12.9)	(324,249)	(13.2)	(384,287)	(12.4)
General and administrative	(554,948)	(30.8)	(794,482)	(32.5)	(1,034,028)	(33.4)
Total operating costs and expenses	(1,537,360)	(85.4)	(2,184,471)	(89.2)	(2,794,584)	(90.3)

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

Share-based Compensation Expenses.

In January 2016, we adopted the 2016 Share Incentive Plan, under which we are authorized to issue up to 10,000,000 common shares pursuant to awards (including options) granted to our employees, directors and consultants. Since the adoption of our 2016 Share Incentive Plan, we have granted a total of 2,514,934 non-vested equity shares, among which, 1,485,630 and 1,029,304 were granted in the years ended May 31, 2018 and 2019, respectively. 47,006 and 77,224 shares were forfeited in the years ended May 31, 2018 and 2019, respectively.

On July 13, 2018, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn Pre-IPO Share Option Scheme, under which Koolearn is authorized to issue up to 47,836,985 ordinary shares pursuant to awards granted to the directors, senior management, employees and contractors of Koolearn. Since the adoption of the Koolearn Pre-IPO Share Option Scheme, Koolearn has granted options to obtain an aggregate of 47,836,985 shares in Koolearn to 144 grantees. 3,065,500 shares were forfeited and 31,000 shares were cancelled in the year ended May 31, 2019.

We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date. The following table sets forth the allocation of our share-based compensation expenses (including Koolearn’s share-based compensation expenses), both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended May 31,
	2017		2018		2019
(in thousands, except percentages)	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expense:
Cost of revenues	—	—	—	—	134	0.2
Selling and marketing	—	—	—	—	1,205	1.7
General and administrative	20,287	100.0	57,443	100.0	69,997	98.1

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from any Hong Kong subsidiary during the periods presented. Under the Hong Kong tax law, our Hong Kong subsidiaries are exempted from the Hong Kong income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

PRC

Other than our primary and secondary schools, our operating entities in China are subject to a value-added tax (“VAT”) at varying rates ranging from 3% to 16% (or 13% starting April 1, 2019) on their respective net revenues. Our operating entities that provide education services are subject to a simple VAT collection method and apply for a 3% VAT rate since June 2016 according to the Notice of the Ministry of Finance and the State Administration of Taxation on Further Clarifying the Policies regarding Reinsurance, Immovable Property Leasing and Non-Academic Education in the Comprehensive Promotion of the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Circular 68. VAT is reported as a deduction to revenue when incurred. Circular 68 and the subsequent relevant implementation measures and rules are relatively new, and the interpretation and enforcement of this circular and its implementation measures and rules involve uncertainties.

With regard to income tax, enterprises in China are generally subject to enterprise income tax at a rate of 25%. Enterprises that qualify as “high and new technology enterprises” are entitled to a favorable enterprise income tax rate of 15% rather than the 25% uniform statutory tax rate. Such qualification is reassessed by relevant governmental authorities every three years. Seven of our wholly-owned subsidiaries in China, including Beijing Hewstone, Beijing Decision and Five other subsidiaries, are qualified as “high and new technology enterprises.” Beijing Smart Wood, one of our wholly-owned subsidiaries in China, is in the process of renewing its qualification of “high and new technology enterprises.” Once the renewal is completed, Beijing Smart Wood will be eligible for a the favorable enterprise income tax rate of 15% starting January 1, 2019. Beijing Xuncheng, one of our variable interest entities, is also qualified as “high and new technology enterprises.”

An enterprises that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning from such enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Two of our wholly-owned subsidiaries in China, Beijing Jinghong Software Technology Company Limited and Beijing Magnificence Technology Company Limited, are qualified as software enterprises. For those subsidiaries that are qualified as both “high and new technology enterprises” and “software enterprises,” they have elected to enjoy income tax exemption for the two years beginning from their first profitable year, then a reduced tax rate of 12.5% for the succeeding three years, and then a reduced tax rate of 15% so long as they continue to meet the qualification of “high and new technology enterprises.”

In addition, under the current regulatory regime, whether our schools are entitled to any preferential income tax treatment remains unclear, and practice varies across different cities in China. Pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, no regulations have been promulgated by the relevant authorities with regard to the preferential income tax treatment applicable to private schools requiring reasonable returns. As of May 31, 2019, 19 of our schools elected as schools not requiring reasonable returns, and 40 of our schools elected as requiring reasonable returns and the remaining schools were not classified or registered as companies. The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools. Pursuant to the Amended Private Education Law, non-profit private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit private schools are still unclear. Due to a lack of implementation rules, whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. Among our schools in the four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2019, three schools are subject to the standard 25% enterprise income tax rate and one school was not required by the governing tax bureau to pay any EIT from its establishment through May 31, 2019.

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

Recent Acquisition

In October 2017, we acquired the entire equity interest in Hangzhou Shengshen Technology Co., Ltd, a K-12 education group located in Zhejiang, for a total consideration of US$11.0 million.

In September 2018, we acquired the entire equity interest in Suzhou Hongyi Education Investment Co., Ltd, a kindergarten group located in Suzhou, for a total consideration of US$41.7 million.

In April and November 2017, we invested an aggregate of US$11.2 million in Asia Pacific Montessori Education Co., Ltd., or Asia Pacific, a kindergarten group located in Beijing and Hangzhou engaging in pre-school education, for 35% of its equity interest. In December 2018, we acquired the remaining 65% of equity interest of Asia Pacific, for a total consideration of US$12.6 million. We currently hold the entire equity interest in Asia Pacific.

Recent Disposal

In April 2019, we disposed 60% equity interest in Beijing Dongfang Heli Investment and Developement Co., Ltd for a cash consideration of US$15.3 million and recorded a gain of US$0.1 million from this disposal.

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

	For the Year Ended May 31,
(in thousands of US$)	2017	2018	2019
Net revenues:
Educational programs and services	1,608,954	2,165,152	2,785,254
Books and other services	190,555	282,278	311,237
Total net revenues	1,799,509	2,447,430	3,096,491
Operating costs and expenses(1):
Cost of revenues	(749,586)	(1,065,740)	(1,376,269)
Selling and marketing	(232,826)	(324,249)	(384,287)
General and administrative	(554,948)	(794,482)	(1,034,028)
Total operating costs and expenses	(1,537,360)	(2,184,471)	(2,794,584)
Gain on disposal of subsidiaries	—	—	3,627
Operating income	262,149	262,959	305,534
Other income, net	68,560	94,065	10,315
Provision for income taxes	(50,624)	(59,408)	(85,714)
Loss from equity method investments	(3,289)	(379)	(2,289)
Net income	276,796	297,237	227,846
Net loss (gain) attributable to the noncontrolling interests	(2,339)	(1,107)	10,219
Net income attributable to New Oriental Education & Technology Group Inc.	274,457	296,130	238,065

(1)	Share-based compensation expenses are included in our operating costs and expenses as follows:

	For the Year Ended May 31,
(in thousands of US$)	2017	2018	2019
Cost of revenues	—	—	134
Selling and marketing	—	—	1,205
General and administrative	20,287	57,443	69,997

Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018

Net Revenues. Our total net revenues increased by 26.5% from US$2,447.4 million for the fiscal year ended May 31, 2018 to US$3,096.5 million for the fiscal year ended May 31, 2019. This increase was due to the increased revenues from both educational programs and services as well as from books and other services.

•

Educational Programs and Services. Net revenues from our educational programs and services increased by 28.6% from US$2,165.2 million for the fiscal year ended May 31, 2018 to US$2,785.3 million for the fiscal year ended May 31, 2019. This increase was primarily due to the growth in revenues from language training and test preparation courses from US$2,023.0 million in the fiscal year ended May 31, 2018 to US$2,606 million in the fiscal year ended May 31, 2019. The increase in revenues from language training and test preparation courses was mainly attributable to the increase in the number of student enrollments from approximately 6.3 million in the fiscal year ended May 31, 2018 to approximately 8.4 million in the fiscal year ended May 31, 2019, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students and language training courses for children. The significant increase in the number of student enrollments is primarily due to the division of the spring semester into two parts since November 2018, in order to comply with the latest regulatory requirements. Under this method, student enrollments in the spring semester are recorded separately for each part and the student enrollments for each part fall into separate quarters. Our total numbers of schools and learning centers were 95 and 1,159, respectively, as of May 31, 2019, compared to 87 and 994, respectively, as of May 31, 2018.

•

Books and Other services. Net revenues from sales of books and other educational materials and services increased by 10.3% from US$282.3 million in the fiscal year ended May 31, 2018 to US$311.2 million in the fiscal year ended May 31, 2019, primarily due to the increased revenue of US$26.8 million from the overseas consulting business in the fiscal year ended May 31, 2019.

Operating Costs and Expenses. Our total operating costs and expenses increased by 27.9% from US$2,184.5 million in the fiscal year ended May 31, 2018 to US$2,794.6 million in the fiscal year ended May 31, 2019. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses line items.

•

Cost of Revenues. Our cost of revenues increased by 29.1% from US$1,065.7 million in the fiscal year ended May 31, 2018 to US$1,376.3 million in the fiscal year ended May 31, 2019. This increase was primarily due to an increase in teaching fees and performance-linked bonuses paid to our teachers during the fiscal year ended May 31, 2019.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 18.5% from US$324.2 million in the fiscal year ended May 31, 2018 to US$384.3 million in the fiscal year ended May 31, 2019. This increase was primarily due to the addition of over 3,800 new sales and marketing personnel during the fiscal year ended May 31, 2019.

•

General and Administrative Expenses. Our general and administrative expenses increased by 30.1% from US$794.5 million in the fiscal year ended May 31, 2018 to US$1,034.0 million in the fiscal year ended May 31, 2019. This increase was primarily due to an increase of US$601.1 million in human resources expenses and an increase of US$138.2 million in general operational expenses during the fiscal year ended May 31, 2019.

Other Income, Net. Our other income, net which primarily includes interest income, increased from US$94.1 million in the fiscal year ended May 31, 2018 to US$10.3 million in the fiscal year ended May 31, 2019.

Provision for Income Tax. Our income tax expense increased by 44.3% from US$59.4 million in the fiscal year ended May 31, 2018 to US$85.7 million in the fiscal year ended May 31, 2019. The increase was primarily due to higher income tax rate incurred in the fiscal year ended May 31, 2019.

Net Income. As a result of the foregoing, our net income for the fiscal year ended May 31, 2019 was US$227.8 million, compared to US$297.2 million for the fiscal year ended May 31, 2018.

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

Discussion of Segment Operations

For the years ended May 31, 2017,2018 and 2019, we identified seven operating segments, including language training and test preparation, primary and secondary school education, online education, content development and distribution, pre-school education, overseas study consulting services, and study tour. In the year ended May 31, 2019, we identified language training and test preparation as a reportable segment. Primary and secondary school education, online education, content development and distribution, pre-school education, overseas study consulting services and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

Net revenues from our language training and test preparation courses accounted for 83.9%, 82.7% and 84.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2017, 2018 and 2019. We recognize revenues from course fees collected for enrollment in our language training and test preparation courses proportionally as we deliver the instruction over the period of the course.

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

The following table lists our net revenues and operating costs and expenses by reportable segment for the periods indicated.

	For the Year Ended May 31,
(in thousands of US$)	2017	2018	2019
Net revenues of reportable segments:
Language training and test preparation courses	1,510,497	2,022,978	2,605,829
Total net revenues of reportable segments	1,510,497	2,022,978	2,605,829

Total net revenues of our company	1,799,509	2,447,430	3,096,491

Operating costs and expenses of reportable segments:
Cost of revenues:
Language training and test preparation courses	(623,364)	(869,012)	(1,128,355)
Selling and marketing:
Language training and test preparation courses	(146,544)	(193,851)	(212,170)
General and administrative:
Language training and test preparation courses	(363,949)	(504,985)	(675,315)

Total operating costs and expenses of reportable segments	(1,133,857)	(1,567,848)	(2,015,840)

Total operating costs and expenses of our company	(1,537,360)	(2,184,471)	(2,794,584)

Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018

Net Revenues of Language Training and Test Preparation Courses

Net revenues from our language training and test preparation courses increased by 28.8% from US$2,023.0 million for the fiscal year ended May 31, 2018 to US$2,605.8 million for the fiscal year ended May 31, 2019, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018—Net Revenues—Educational Programs and Services.”

Operating Costs and Expenses of Language Training and Test Preparation Courses

•

Cost of Revenues. Cost of revenues for our language training and test preparation courses increased by 29.8% from US$869.0 million for the fiscal year ended May 31, 2018 to US$1,128.4 million for the fiscal year ended May 31, 2019, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018—Operating Costs and Expenses—Cost of Revenues.”

•

Selling and Marketing Expenses. Selling and marketing expenses for our language training and test preparation courses increased by 9.5% from US$193.9 million for the fiscal year ended May 31, 2018 to US$212.2 million for the fiscal year ended May 31, 2019, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

General and Administrative Expenses. General and administrative expenses for our language training and test preparation courses increased by 33.7% from US$505.0 million for the fiscal year ended May 31, 2018 to US$675.3 million for the fiscal year ended May 31, 2019, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018—Operating Costs and Expenses—General and Administrative Expenses.”

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2017, 2018 and 2019 were increases of 1.5%, 1.8% and 2.5%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.

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

Revenue recognition

On June 1, 2018, we adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of June 1, 2018. Results for the year ended May 31, 2019 are presented under Topic 606, while revenues for the year ended May 31, 2017 and 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy a performance obligation.

The primary sources of our company’s revenues are as follows:

Educational programs and services

The educational programs and services consist of language training and test preparation courses, pre-school education, primary and secondary school education and online education. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition is generally collected in advance and is initially recorded as deferred revenue. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those unearned portion of the fee is available to be returned. Historically, we haven’t had material refund. We recognize the revenue, net of VAT and surcharges from the educational programs and services proportionately when the services are delivered.

Books and other services

Other service revenues are primarily derived from consulting services to students regarding overseas studies and study tours. Revenue is reconized when promised services are delivered to the customers in an amount of consideration to which we expect to be entitled to in exchange for those services. Each contract includes certain milestones and each of the milestones is considered a single performance obligation which is satisfied at the point of time when the related milestone is reached. Upon the adoption of Topic 606, we estimate the variable consideration to be earned and recognize revenue related to each milestone when the related milestone is achieved. Under the prior revenue recognition standard, such revenue is deferred and recognized when student admission is reasonably assured. Our company sells books or other educational materials developed or licensed by our own book stores or websites or through third party distributors. Revenue from sales of books and other educational materials is recognized when control of the promised goods is transferred to the customers, in an amount that reflects the consideration we expects to be entitled to in exchange for the goods. Our company provides books and other educational materials that are required for its courses and does not separately charge students for these items.

Our contract assets consist of accounts receivable and our contract liabilities mainly consist of prepayments from customers (deferred revenue).

Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method.

Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China and its subsidiaries and schools. We have, through our wholly-owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries, and their shareholders such that New Oriental China and its schools and subsidiaries (collectively the “VIEs”) are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs in consideration for the services provided by our wholly-owned subsidiaries in China. Accordingly, as the primary beneficiary of the VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

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

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2017, 2018, and 2019, the VIEs contributed in aggregate 98.8%, 98.8% and 98.7%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the VIEs primarily consist of the leasing of our commercial property. As of May 31, 2018 and 2019, the VIEs accounted for an aggregate of 71.2% and 67.5%, respectively, of our total assets, and 95.8% and 90.5%, respectively, of our total liabilities. The assets not associated with the VIEs primarily consist of cash, investments and commercial property.

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

Consideration transferred in a business combinations is measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, we remeasure the previously held equity interest in the acquire immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

Share-based Compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of forfeitures on a straight-line basis over the requisite service period, with a corresponding addition to additional paid-in capital. We use the binomial option pricing model to measure the fair value of options granted and the quoted market price of our common shares or the fair value of underlying ordinary shares of Koolearn Holding before its IPO by using the discounted cash flow method to measure the fair value of options and non-vested equity shares granted to employees at each measurement date. The binomial option pricing model is adopted because we believe that considering the possibility of exercise of an option over the life of the option, as affected by the reality of changing stock prices and non-constant risk free rates, would better reflect the measurement objective of relevant accounting literature.

The amount of compensation expense recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. The forfeitures are recognized as they occur.

Equity securities

On June 1, 2018, we adopted ASU No. 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities and 2018-03 Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. We adopted this ASU using a modified retrospective method and reclassified unrealized losses of US$97.9 million, net of tax on investment securities which were previously accounted for as available-for-sales investments, from accumulated other comprehensive losses to the opening balance of retained earnings. The adjustment related to the fair value measurement of equity securities which were previously classified as available for sales investments.

Equity securities with readily determinable fair values

Prior to the adoption of ASU 2016-01, equity securities that have readily determinable fair values and were not accounted for using the equity method or those that result in consolidation of the investee were classified as available-for-sale investments, and were carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Upon the adoption of ASU 2016-01, we carry these equity securities at fair value with unrealized gains and losses recorded in the consolidated income statements.

Equity securities without readily determinable fair values

Starting on June 1, 2018, we elected a practicability exception to fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with fair value change recorded in the consolidated income statements.

We review our equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASU No. 2011-4: Fair Value Measurement (ASC 820). If the fair value is less than the investment’s carrying value, we recognize an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We did not record any impairment losses on our equity method investment during the years ended May 31, 2017, 2018 and 2019, respectively.

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

We review our available-for-sale investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the available-for-sale investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded US$2.3 million, US$980 thousand and US$5.9 million impairment losses during the years ended May 31, 2017, 2018 and 2019, respectively.

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

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. We did not record any impairment loss on long-lived assets during the years ended May 31, 2017,2018 and 2019.

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

We recorded US$1.7 million, nil and US$5.2 million impairment losses during the years ended May 31, 2017, 2018 and 2019, respectively.

Recently Issued Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements regarding recent issued accounting pronouncements.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2019, we had US$1,414.2 million and US$4.0 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other costs and expenses relating to opening new schools and learning centers. We opened 296 new learning centers and closed 123existing centers in fiscal year 2019. We plan to continue to add schools and learning centers in the future with a focus on opening new learning centers in fast growing, high profit margin cities. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended May 31,
(in thousands of US$)	2017	2018	2019
Net cash provided by operating activities(1)	622,694	781,127	805,648
Net cash used in investing activities	(672,400)	(407,143)	(574,712)
Net cash (used in) provided by financing activities(1)	4,792	(74,881)	266,649
Effect of foreign exchange rate changes	(23,546)	42,992	(66,123)
Net change in cash and cash equivalents	(68,460)	342,095	431,462

Cash and cash equivalents and restricted cash at beginning of period	713,130	644,670	986,765

Cash and cash equivalents and restricted cash at end of the period	644,670	986,765	1,418,227

(1)

The reclassification of restricted cash in the cash flows in the years ended May 31, 2018 and 2019 is due to the adoption of ASU 2016-18: Statement of Cash Flows by using the retrospective application.

Operating Activities

Net cash provided by operating activities amounted to US$805.6 million in the fiscal year ended May 31, 2019. Our net cash provided by operating activities in the fiscal year ended May 31, 2019 reflected net income of US$227.8 million, as adjusted by the reconciliation of certain non-cash items, including US$110.0 million in depreciation and US$71.3 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenues in the amount of US$336.9 million due to the increased amount of course fees received during the period, and an decrease in the accrued expenses and other current liabilities account of US$18.3 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

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

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou, Hangzhou and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the facilities we own and equipment used in our operations, our investment in term deposits and short term investments. Net cash used in investing activities amounted to US$574.7 million in the fiscal year ended May 31, 2019, compared to US$407.1 million in the fiscal year ended May 31, 2018 and US$672.4 million in the fiscal year ended May 31, 2017.

Net cash used in investing activities in the fiscal year ended May 31, 2019 was primarily attributable to net purchase of short term investments in the amount of US$162.7 million, term deposit in the amount of US$104.2 million and the purchase of property and equipment in the amount of US$269.1 million in connection with the expansion of our school network.

Net cash used in investing activities in the fiscal year ended May 31, 2018 was primarily attributable to net purchase of short term held-to-maturity investments in the amount of US$224.5 million, term deposits in the amount of US$117.2 million and the purchase of property and equipment in the amount of US$214.3 million in connection with the expansion of our school network.

Net cash used in investing activities in the fiscal year ended May 31, 2017 was primarily attributable to net purchase of short term held-to-maturity investments in the amount of US$522.8 million, term deposits in the amount of US$130.0 million and the purchase of property and equipment in the amount of US$105.7 million in connection with the expansion of our school network.

Financing Activities

Net cash provided by financing activities amounted to US$266.6 million in the fiscal year ended May 31, 2019, compared to net cash used in financing activities of US$74.9 million in the fiscal year ended May 31, 2018 and net cash provided by financing activities of US$4.8 million in the fiscal year ended May 31, 2017.

Net cash provided by financing activities in the fiscal year ended May 31, 2019 was primarily attributable to proceeds from issuance of ordinary shares relating to the IPO of Koolearn in the amount of US$233.3 million.

Net cash used in financing activities in the fiscal year ended May 31, 2018 was primarily attributable to dividend paid to the shareholders in the amount of US$71.2 million.

Net cash provided by financing activities in the fiscal year ended May 31, 2017 was primarily attributable to capital contribution from noncontrolling interests of US$8.8 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with our variable interest entities, and their schools and subsidiaries and shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2017, 2018 and 2019, our variable interest entity(ies) contributed in aggregate 98.8% ,98.8% and 98.7%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our variable interest entities primarily consist of the leasing of our commercial property. As of May 31, 2018 and 2019, our variable interest entity(ies) accounted for an aggregate of 71.2% and 67.5%, respectively, of our total assets, and 95.8% and 90.5%, respectively, of our total liabilities. The assets not associated with our variable interest entity(ies) primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2018 and 2019, US$105.0 million and US$421.7 million, respectively, of these assets were denominated in U.S. dollars, and US$454.6 million and US$2,774.0 million, respectively, of these assets were denominated in RMB.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our variable interest entity(ies), and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2017, 2018 and 2019, the total amount of service fees payable to our PRC subsidiaries from our variable interest entity(ies) under the service agreements was US$267.5 million, US$369.6 million and US$412.8 million, respectively. Conducting our operations through contractual arrangements with our variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

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

Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with our variable interest entities, the earnings and cash of variable interest entities and their schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2019, the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$472.9 million, and the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$1,946.2 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Capital Expenditures

The expansion of our network of schools, learning centers, O2O ecosystem and bookstores has required significant investment. Our capital expenditures were US$105.7 million, US$214.3 million and US$269.1 million in the fiscal years ended May 31, 2017,2018 and 2019, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2019 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others. , “New Oriental,” “ ”, and are registered trademarks in China and have been recognized as “well-known trademarks” ( ) in civil action adjudicated and/or administrative determination in China. We have also registered additional trademarks and logos, including “Pop Kids,” with the Trademark Office of the State Administration for Market Regulation in China. Our main websites are located at www.xdf.cn, www.neworiental.org, english.neworiental.org, and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.ileci.com, www.okayzhihui.com, www.51zhishang.com, www.donut.cn, www.maxen.com.cn, www.blingabc.com, www.steamxdf.com, www.n-brain.ai.

In order to develop, improve, market and deliver new programs and services, we are required to obtain licenses from others from time to time. For example, we currently have arrangements with international education content providers and publishers such as British Council, Cengage Learning, NCUK, International Baccalaureate, Bell Education, ETS, Cambridge University Press, Cambridge English Language Assessment, The McGraw-Hill Companies, Oxford University Press, Harper Collins, ACT, or their respective authorized local publishers, to develop and distribute localized versions of specified books in China. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable

We cannot be sure that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business

In addition, competitors, content providers, publishers and others may claim that we have infringed their intellectual property rights. Defending any such lawsuit, whether with or without merit, could be time-consuming, result in costly litigation or prevent us from offering our programs and services, which could harm our business. If a lawsuit against us is successful, we may lose the rights to use our products or be required to modify them, or we may have to pay financial damages.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2019 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of May 31, 2019:

	Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations(1)	1,515,697	360,972	635,130	356,713	162,882
Purchase and Leasehold Improvements Obligations(2)	26,060	26,060	—	—	—
Long-Term Loan Obligations	100,000	—	100,000	—	—
Other Commitment(3)	11,077	4,322	6,755	—	—
Total	1,652,834	391,354	741,885	356,713	162,882

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities and purchase of property and equipment.
(3)	Represents interests to be paid for the long-term loan entered in December 2018 as discussed in Note 15.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	56	Executive Chairman
Chenggang Zhou	57	Director and Chief Executive Officer
Zhihui Yang	45	Chief Financial Officer
Louis T. Hsieh	55	Director
Robin Yanhong Li	50	Independent Director
Denny Lee	51	Independent Director
John Zhuang Yang	64	Independent Director

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

Mr. Louis Hsieh has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh currently serves as the chief financial officer of Nio Inc., formerly known as Nextev Inc., an NYSE-listed electronic vehicle company in China. Mr. Hsieh also serves as an independent director of JD.com Inc., a Nasdaq-listed e-commerce company and retail infrastructure service provider in China, and YUN China Holdings, an NYSE-listed fast food restaurant. Prior to joining us in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Mr. Denny Lee has served as our independent director since September 6, 2006. Mr. Lee has served as a director of NetEase, Inc., formerly known as Netease.com, Inc., a leading internet technology company in China listed on the Nasdaq Global Select Market, since April 2002. He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Inc. in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of Concord Medical Services Holdings Limited, Jianpu Technology Inc. and NIO Inc., which are listed on the New York Stock Exchange, and as an independent non-executive director on the board of China Metal Resources Utilization Ltd., which is listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. John Zhuang Yang has served as our independent director since September 3, 2007. Dr. Yang is currently the Co-Dean of the Beijing International M.B.A. Program at Peking University. He also serves as a full-time professor of management at National School of Development of Peking University. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2019, we paid an aggregate of approximately US$3.2 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$133,000. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

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

The following table summarizes, as of September 20, 2019, the outstanding non-vested equity shares granted under our 2006 plan and 2016 plan to several of our directors and executive officers.

Name	Common Shares Underlying Outstanding NES	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chenggang Zhou	*	†	10/27/2017	12/31/2020
	*	†	10/24/2018	12/31/2020
Zhihui Yang	*	†	10/27/2017	12/31/2020
	*	†	10/24/2018	12/31/2020
Louis T. Hsieh	*	†	10/27/2017	12/31/2020
	*	†	10/24/2018	12/31/2020

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

Koolearn Share Incentive Plan

On July 13, 2018, Koolearn adopted a share option plan, or the Koolearn Pre-IPO Share Option Scheme, to provide incentives to directors, senior management, employees and contractors Koolearn. The maximum aggregate number of shares which may be issued pursuant to all awards granted under the Koolearn Pre-IPO Share Option Scheme is 47,836,985 shares. Since the adoption of the Koolearn Pre-IPO Share Option Scheme, Koolearn has granted options to obtain an aggregate of 47,836,985 shares in Koolearn to 144 grantees. The exercise price of all the options granted under the plan is HK$8.88 (US$1.13) per share.

C.	Board Practices

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are, or have been within the past three years, also our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2019, our board held meetings or passed resolutions by unanimous written consent 12 times.

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

In the fiscal year ended May 31, 2019, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members four times, including the audit committee’s approval of four quarterly earnings releases.

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

In the fiscal year ended May 31, 2019, the compensation committee passed resolutions by unanimous written consent once, and also approved certain matters together with the rest of the board members once.

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

In the fiscal year ended May 31, 2019, the nominating and corporate governance committee passed resolutions by unanimous written consent once, and also approved certain matters together with the rest of the board members once.

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

We had 34,217, 44,531 and 54,758 full time employees and 8,767, 9,711 and 9,569 contract teachers and staff as of May 31, 2017, 2018 and 2019, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us who owns beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 20, 2019.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	20,738,554	13.1
Chenggang Zhou	*	*
Zhihui Yang	*	*
Louis T. Hsieh	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	21,506,081	13.6
Principal Shareholders:
Tigerstep Developments Limited(5)	20,738,554	13.1
Davis Selected Advisers, L.P.(6)	10,273,245	6.4

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i)158,429,080, being the number of common shares outstanding as of September 20, 2019 and (ii) the number of common shares underlying share options held by such person or group that are exercisable within 60 days after September 20, 2019 and the number of non-vested equity shares held by such person or group that will vest within 60 days after September 20, 2019.

(3)

Includes 20,738,554 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Minhong Yu. Through a trust arrangement, Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Development Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)

Includes (i) common shares, (ii) common shares issuable upon exercise of all of the options that are exercisable within 60 days after September 20, 2019 and (iii) non-vested equity shares that will vest within 60 days after September 20, 2019 held by all of our directors and senior executive officers as a group.

(5)

Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

(6)

The number of common shares beneficially owned is as of February 13, 2019, as reported in a Schedule 13G filed by Davis Selected Advisers, L.P. on February 13, 2019. As set forth in the Schedule 13G, Davis Selected Advisers, L.P. has sole power to vote 10,132,773 common shares and sole power to dispose of 10,273,245 common shares. The business address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suit 101 Tucson, Arizona 85756.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of September 21, 2019, we had 158,429,080 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 90% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our common shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Agreements with Koolearn

Deed of Non-Competition Undertakings

On March 28, 2019, Koolearn completed its initial public offering and the listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited, or the HKEx. We issued a deed of non-competition undertakings on August 28, 2018 in favor of Koolearn with respect to the ongoing relationship between us and Koolearn after the listing of Koolearn’s securities on the HKEx. Pursuant to this deed, we undertake, among other things, not to, and procure our group entities not to, carry on engage or participate in online education services within China, except for (i) making minority investments in a business that provide online education services in China, or (ii) operating our existing Blingabc and Leci businesses with the restrictions set forth in the deed of non-competition undertakings, provided, however, if we propose to issue or transfer any equity interest in these businesses, Koolearn has the option to purchase all or any portion of the offered equity interest. The foregoing undertaking will end if Koolearn’s securities cease to be listed on HKEx or 12 months after we cease to be the controlling shareholder of Koolearn, whichever is earlier.

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

Lease Arrangements with an Affiliate

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding (Tianjin) Co., Ltd., or Metropolis Holding. In February 2012, Fine Talent Holdings Limited, a British Virgin Islands company owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2019, twenty two of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2019, we accrued a total of US$7.9 million rent to Metropolis Holding. As of May 31, 2019, amounts due from Metropolis Holding were US$3.0 million, which represented prepaid rent and rental deposit.

Disposal to a Related Party

In May 2019, we sold 60% equity interests in Dongfang Heli to the management of Dongfang Heli, Metropolis Holding, for a cash consideration of US$15,289, of which US$1,529 had been received during the year ended May 31, 2019.

New Oriental Education and Culture Industrial Investment Fund

In July 2018, New Oriental Education Industry Fund, a 7-year growth equity fund with the total committed capital of RMB1.5 billion, was established. An entity controlled by Mr. Michael Minhong Yu and an unrelated third party act as the joint general partners of the fund. We participate in the fund as a limited partner and invested RMB500 million in the fund. The fund will focus on investment opportunities in the education industry and expects to invest in the whole industry chain of education with emphasis on six main themes, including pre-school education, K-12 education, non-disciplinary education, occupational education, international education and AI in education.

Loans to a Related Party

Beijing Dianshi Jingwei Technology Co., Ltd., or Dianshi Jingwei, is an equity method investee of us. During the year ended May 31, 2019, we provided certain loans to Dianshi Jingwei. As of May 31, 2019, the outstanding balance of the loans provided to Dianshi Jingwei is US$15.2 million, with an annual interest rate of 10%. The original periods of these loans were 180 days which were expired and we extended the maturity date of US$5.8 million of the loan to October 9, 2019 and US$9.4 million of the loan to December 30, 2019.

The extended loans were personally guaranteed by Mr. Michael Minhong Yu, our executive chairman, and Mr. Yunhai Jia, the chief executive officer of Dianshi Jingwei. During the year ended May 31, 2019, no interests were received by us. In addition, a total of US$45.9 million in loans were borrowed and repaid by Dianshi Jingwei to us within a short period during the year ended of May 31, 2019. Subsequent to May 31, 2019, we provided RMB50.0 million in loans to Dianshi Jingwei with the maturity date extended to December 31, 2019.

Transactions with Other Related Parties

During the fiscal year ended May 31, 2019, we recorded revenue in the amount of US$1,060 thousand from other related parties. As of May 31, 2019, we had US$3,160 thousand in aggregate due from other related parties and US$472 thousand in aggregate due to other related parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

Litigation

Our Company and certain of our officers and directors have been named as defendants in a putative securities class action filed in the United States District Court for the District of New Jersey: Amy Chan v. New Oriental Education & Technology Group Inc., et al., Civil Action No. 16-cv-9279-KSH-CLW (filed on December 15, 2016). On March 30, 2017, the court entered an order appointing lead plaintiffs of this action. On May 30, 2017, the lead plaintiffs filed a first amended complaint.

The pending action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between September 28, 2016 and December 1, 2016. The first amended complaint alleges that our Company’s public filings contained material misstatements and omissions in violation of the federal securities laws. On July 31, 2017, our Company filed a motion to dismiss the first amended complaint,. On July 3, 2019, the court granted the Company’s motion to dismiss the first amended complaint in its entirety for failure to state a claim.

On August 19, 2019, the lead plaintiffs filed a second amended complaint advancing similar allegations against defendants as the first amended complaint. On September 3, 2019, our Company filed a motion to dismiss the second amended complaint which motion is currently pending before the court.

The action remains in its preliminary stages, with the court still to rule on New Oriental’s motion to dismiss the second amended complaint. We believe the case is without merit and intend to defend the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Although the law in this regard is unclear, we treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our combined financial statements. If it were determined, however, that we are not the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of our VIEs (including their subsidiaries) for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2019 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2019. In light of the amount of our cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible, that the United States Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect the composition of our income and assets and our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$29.6 million in our interest income for the year ended May 31, 2019.

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

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB67.9 million in the value of our U.S. dollar denominated financial assets as of May 31, 2019.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2019, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2019 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of New Oriental Education & Technology Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and the VIEs’ subsidiaries and schools (collectively, the “Group”) as of May 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2019, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and the financial statement scheduled as of and for the year ended May 31, 2019 of the Company and our report dated September 26, 2019 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding the modified retrospective adoption of ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities and the modified retrospective adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) which were adopted by the Group on June 1, 2018.

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

September 26, 2019

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

	For the Year Ended May 31,
(in thousands of US$)	2018	2019
Audit fees(1)	2,358	2,138
Audit related fees(2)	804	736
Tax fees(3)	330	71
All other fees	340	83

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In October 2018, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own common shares or ADSs, with an aggregate value of up to US$200 million, during the period from October 29, 2018 through May 31, 2019. As of May 31, 2019, we repurchased an aggregate of 952,000 ADSs for US$56.0 million on the open market under this program, at a weighted average purchase price of US$58.78 per ADS.

The following table sets forth some information about our repurchases during the periods presented:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
November 2018	51,900	57.73	51,900	197,003,746
December 2018	658,500	56.20	658,500	159,998,581

January 2019	240,800	66.03	240,800	144,098,025

March 2019	800	74.71	800	144,038,257

Total	952,000	58.78	952,000	144,038,257

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.5	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

Exhibit Number	Description of Document

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of our F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Equity Pledge Agreement, dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.9	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.10	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment no. 2 to our annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

Exhibit Number	Description of Document

4.11	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.12	English Translation of Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.13	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

4.14	Deed of Non-Competition Undertakings, dated as of August 28, 2018 issued by New Oriental Education & Technology Group Inc. in favor of Koolearn Technology Holding Limited (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.15	English Translation of Equity Pledge Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd, and its shareholders (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.16	English Translation of Exclusive Option Purchase Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its shareholders (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.17	English Translation of Powers of Attorney, dated as of May 10, 2018 issued by Beijing New Oriental Xuncheng Network Technology Co., Ltd and its shareholders (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018).

4.18	English Translation of Exclusive Management Consultancy and Cooperation Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.19	English Translation of Letters of Undertaking, dated as of May 10, 2018, issued by (i) Beijing Century Friendship Education Investment Co., Ltd. and its shareholders and (ii) each of the general partners of limited partnerships that are shareholders of Beijing New Oriental Xuncheng Network Technology Co., Ltd. to Koolearn Technology Holding Limited and Beijing Dexin Dongfang Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

8.1*	Subsidiaries of the Registrant

Exhibit Number	Description of Document

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name: Chenggang Zhou
Title: Chief Executive Officer

Date: September 26, 2019

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2017, 2018 AND 2019

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc., its subsidiaries, its variable interest entities (the “VIEs”) and the VIEs’ subsidiaries and schools (collectively, the “Group”) as of May 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2019, and the related notes and the schedule I listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of May 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 26, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for equity investment in the year ended May 31, 2019 due to the modified retrospective adoption of Accounting Standards Update (“ASU”) 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, as well as its manner in which it accounts for revenue from contracts with customers as a result of the modified retrospective adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

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

September 26, 2019

We have served as the Company’s auditor since 2006.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2018	2019
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	983,319	1,414,171
Restricted cash	47	43
Term deposits	107,741	108,672
Short-term investments	1,623,763	1,668,689
Accounts receivable, net of allowance of US$485 and US$503 as of May 31, 2018 and 2019, respectively	3,179	3,300
Inventory, net	40,175	29,046
Prepaid expenses and other current assets, net of allowance of US$914 and US$248 as of May 31, 2018 and 2019, respectively	182,095	199,677
Amounts due from related parties, current	1,595	42,644

Total current assets	2,941,914	3,466,242
Restricted cash, non-current	3,399	4,013
Property and equipment, net	449,592	532,015
Land use rights, net	3,785	6,405
Amounts due from related parties, non-current	2,226	1,204
Long-term deposits	40,099	49,742
Long-term prepaid rents	191	442
Intangible assets, net	8,544	13,935
Goodwill, net	31,729	79,614
Long-term investments, net	433,333	404,704
Deferred tax assets, non-current, net	43,323	61,467
Other non-current assets	19,577	26,776

Total assets	3,977,712	4,646,559

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$39,279 and US$33,646 as of May 31, 2018 and 2019, respectively)	39,889	34,057
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$335,955 and US$518,937 as of May 31, 2018 and 2019, respectively)	373,537	576,521
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$54,844 and US$79,067 as of May 31, 2018 and 2019, respectively)	67,233	94,071
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$30 and US$472 as of May 31, 2018 and 2019, respectively)	30	472
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$1,244,748 and US$1,268,318 as of May 31, 2018 and 2019, respectively)	1,270,195	1,301,103

Total current liabilities	1,750,884	2,006,224

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$13,782 and US$18,607 as of May 31, 2018 and 2019, respectively)	12,133	18,781
Long-term loan (including long-term loan of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2018 and 2019, respectively)	—	96,457

Total liabilities	1,763,017	2,121,462

CONSOLIDATED BALANCE SHEETS - CONTINUED

(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2018	2019
	US$	US$
Commitments and contingencies (Note 22)
Mezzanine equity
Redeemable non-controlling interests	206,624	—
Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2018 and 2019; 158,379,387 and 158,801,714 shares issued as of May 31, 2018 and 2019; 158,319,910 and 157,849,714 shares outstanding as of May 31, 2018 and 2019, respectively)	1,584	1,588
Treasury stock	(1)	(10)
Additional paid-in capital	129,059	428,959
Statutory reserves	263,518	305,529
Retained earnings	1,352,543	1,647,627
Accumulated other comprehensive income/(loss)	244,886	(23,007)

Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,991,589	2,360,686

Non-controlling interests	16,482	164,411

Total equity	2,008,071	2,525,097

Total liabilities, mezzanine equity and equity	3,977,712	4,646,559

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Net revenues
Educational programs and services	1,608,954	2,165,152	2,785,254
Books and other services	190,555	282,278	311,237

Total net revenues	1,799,509	2,447,430	3,096,491
Operating cost and expenses
Cost of revenues	(749,586)	(1,065,740)	(1,376,269)
Selling and marketing	(232,826)	(324,249)	(384,287)
General and administrative	(554,948)	(794,482)	(1,034,028)

Total operating cost and expenses	(1,537,360)	(2,184,471)	(2,794,584)

Gain on disposal of subsidiaries	—	—	3,627

Operating income	262,149	262,959	305,534

Other income, net
Interest income	61,445	84,838	97,530
Interest expense	—	—	(1,615)
Realized gain from long-term investments	7,086	7,366	26,379
Impairment loss from long-term investments	(2,338)	(980)	(5,919)
Loss from fair value change of long-term investments	—	—	(104,636)
Miscellaneous income (loss), net	2,367	2,841	(1,424)

Income before income taxes and loss from equity method investments	330,709	357,024	315,849

Provision for income taxes:
Current	(51,142)	(72,785)	(103,031)
Deferred	518	13,377	17,317

Provision for income taxes	(50,624)	(59,408)	(85,714)

Loss from equity method investments	(3,289)	(379)	(2,289)

Net income	276,796	297,237	227,846

Less: Net income/(loss) attributable to non-controlling interests	2,339	1,107	(10,219)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	274,457	296,130	238,065

Net income per common share (Note 20)
- Basic	1.74	1.87	1.50
- Diluted	1.74	1.87	1.50
Weighted average shares used in calculating basic and diluted net income per share
- Basic	157,551,320	158,168,794	158,293,890
- Diluted	157,986,394	158,556,500	159,039,345

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data, or otherwise noted)

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Net income	276,796	297,237	227,846

Other comprehensive income, net of tax
Foreign currency translation adjustment	(47,440)	79,293	(190,358)
Unrealized gain on available-for-sale investments, net of tax effect of US$3,762, US$8,825 and US$3,463 for the years ended May 31, 2017, 2018 and 2019, respectively	22,521	129,545	19,483

Other comprehensive (loss) income	(24,919)	208,838	(170,875)

Comprehensive income	251,877	506,075	56,971
Comprehensive income (loss) attributable to non-controlling interests	1,207	4,220	(11,130)

Comprehensive income attributable to New Oriental Education & Technology Group Inc.’s shareholders	250,670	501,855	68,101

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2016	157,439,397	1,584	223,422	(9)	62,948	184,697	931,930	1,404,572	30,090	1,434,662
Reissuance of treasury stock for the exercises of options	48,047	—	256	—	—	—	—	256	—	256
Reissuance of treasury stock for non-vested equity shares (“NES”)	200,000	—	(2)	2	—	—	—	—	—	—
Share-based compensation expenses	—	—	20,287	—	—	—	—	20,287	—	20,287
Transfer to statutory reserves	—	—	—	—	—	35,278	(35,278)	—	—	—
Net income	—	—	—	—	—	—	274,457	274,457	2,339	276,796
Foreign currency translation adjustment	—	—	—	—	(46,331)	—	—	(46,331)	(1,109)	(47,440)
Unrealized gain on available-for-sale investments, net of tax effect of US$3,762	—	—	—	—	22,544	—	—	22,544	(23)	22,521
Capital contribution from non-controlling interests and new non-controlling interests recognized in an acquisition	—	—	5,163	—	—	—	—	5,163	7,833	12,996

Balance as of May 31, 2017	157,687,444	1,584	249,126	(7)	39,161	219,975	1,171,109	1,680,948	39,130	1,720,078

Reissuance of treasury stock for the exercises of options	500	—	1	—	—	—	—	1	—	1
Reissuance of treasury stock for NES	631,966	—	(6)	6	—	—	—	—	—	—
Share-based compensation expenses	—	—	57,443	—	—	—	—	57,443	—	57,443
Transfer to statutory reserves	—	—	—	—	—	43,543	(43,543)	—
Dividend declared (a)	—	—	—	—	—	—	(71,153)	(71,153)	(231)	(71,384)
Net income	—	—	—	—	—	—	296,130	296,130	1,107	297,237
Foreign currency translation adjustment	—	—	—	—	76,344	—	—	76,344	2,949	79,293
Unrealized gain on available-for-sale investments, net of tax effect of US$8,825	—	—	—	—	129,381	—	—	129,381	164	129,545
Impact from reclassification of non-controlling interests and new non-controlling interests recognized in acquisitions	—	—	(113,784)	—	—	—	—	(113,784)	2,015	(111,769)
Capital reduction of non-controlling interests	—	—	(63,721)	—	—	—	—	(63,721)	(28,652)	(92,373)

Balance as of May 31, 2018	158,319,910	1,584	129,059	(1)	244,886	263,518	1,352,543	1,991,589	16,482	2,008,071

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED

(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Issuance of treasury stock and common shares for NES	481,804	4	(5)	1	—	—	—	—	—	—
Shares repurchase	(952,000)	—	(55,952)	(10)	—	—	—	(55,962)	—	(55,962)
Share-based compensation expenses	—	—	71,336	—	—	—	—	71,336	—	71,336
Transfer to statutory reserves	—	—	—	—	—	42,011	(42,011)	—	—	—
Net income	—	—	—	—	—	—	238,065	238,065	(10,219)	227,846
Foreign currency translation adjustment	—	—	—	—	(188,982)	—	—	(188,982)	(1,376)	(190,358)
Unrealized gain on available-for-sale investments, net of tax effect of US$3,463	—	—	—	—	19,018	—	—	19,018	465	19,483
Capital contribution from non-controlling interests	—	—	15,181	—	—	—	—	15,181	5,317	20,498
Change in non-controlling interests resulting from Koolean Holding’s initial public offering (“IPO”), net of issuance cost	—	—	139,211	—	—	—	—	139,211	94,136	233,347
Reclassification of redeemable non-controlling interests	—	—	145,690	—	—	—	—	145,690	60,934	206,624
Purchase of non-controlling interests	—	—	(15,190)	—	—	—	—	(15,190)	(1,696)	(16,886)
Non-controlling interests arising from acquisitions	—	—	—	—	—	—	—	—	288	288
Disposal of a subsidiary	—	—	(371)	—	—	—	—	(371)	80	(291)
Cumulative-effect adjustment upon adoption of ASU 2016-01 (as disclosed in Note 2)	—	—	—	—	(97,929)	—	97,929	—	—	—
Cumulative-effect adjustment upon adoption of ASC Topic 606 (as disclosed in Note 2)	—	—	—	—	—	—	1,101	1,101	—	1,101

Balance as of May 31, 2019	157,849,714	1,588	428,959	(10)	(23,007)	305,529	1,647,627	2,360,686	164,411	2,525,097

(a)

On July 25, 2017, the Company declared a special cash dividend in the amount of US$0.45 per American Depositary Shares (the “ADS”). The aggregate amount of cash dividend paid was US$71,153, which was funded by retained earnings. The dividend was fully paid on October 6, 2017 to shareholders of record at the close of business on September 1, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Cash flows from operating activities
Net income	276,796	297,237	227,846
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	53,864	77,081	110,042
Amortization of intangible assets	1,419	1,839	3,699
Amortization of land use rights	106	110	263
Loss on disposal of property and equipment	1,747	2,032	10,685
Gain on disposal of a subsidiary	—	—	(3,627)
Goodwill impairment	1,682	—	5,245
Impairment loss from long-term investments	2,338	980	5,919
Realized gain from long-term investments	(7,086)	(7,366)	(26,379)
Loss from fair value change of long-term investment	—	—	104,636
Share-based compensation expenses	20,287	57,443	71,336
Allowance for doubtful accounts	486	576	146
Loss from equity method investments	3,289	379	2,289
Deferred income taxes	(518)	(14,821)	(17,273)
Changes in operating assets and liabilities
Accounts receivable	(75)	767	(509)
Inventory	(5,376)	(6,316)	6,032
Prepaid expenses and other current assets	(14,796)	(51,738)	(23,624)
Amounts due from related parties	(1,288)	4,250	(3,022)
Long-term deposits	(9,652)	(14,300)	(12,622)
Long-term prepaid rents	(624)	1,185	858
Accounts payable	3,592	13,728	(2,747)
Accrued expenses and other current liabilities	40,331	68,226	(18,321)
Income taxes payable	18,529	15,473	27,210
Amounts due to related parties	8	(21)	670
Deferred revenue	237,635	334,383	336,896

Net cash provided by operating activities	622,694	781,127	805,648

Cash flows from investing activities
Purchase of term deposits	(130,000)	(117,166)	(104,178)
Proceeds from maturity of term deposits	18,836	212,690	95,402
Payments for short-term investments	(1,343,198)	(1,250,239)	(3,595,634)
Proceeds from maturity of short-term investments	820,380	1,025,721	3,432,981
Purchase of property and equipment	(105,736)	(214,255)	(269,140)
Proceeds from disposal of property and equipment	2,807	9,812	17,238
Payments for long-term investments	(44,971)	(67,350)	(128,970)
Proceeds from disposal of long-term investments	112,200	—	46,956
Business acquisitions, net of cash acquired of US$2,499, US$12,210 and US$2,697 for the years ended May 31, 2017, 2018 and 2019, respectively (Note 3)	(908)	(999)	(36,367)
Purchase of land use rights	—	(5,357)	(7,738)
Loans provided to related parties	(1,810)	—	(61,155)
Repayment of loan to related parties	—	—	45,682
Disposal of subsidiaries, net of cash disposed of nil, nil and US$12,050 for the years ended May 31, 2017, 2018 and 2019, respectively	—	—	(9,789)

Net cash used in investing activities	(672,400)	(407,143)	(574,712)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(All amounts in thousands)

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share option	542	1	—
Proceeds from issuance of ordinary shares relating to the IPO of Koolearn	—	—	233,347
Withholding tax for employees	(4,557)	(7,241)	(12,085)
Cash paid for dividend	—	(71,153)	—
Proceeds from long-term loan	—	—	96,457
Cash paid for shares repurchase	—	—	(55,962)
Capital contribution from non-controlling interests	8,807	93,159	20,498
Repurchase of shares from non-controlling interests	—	(89,647)	(15,606)

Net cash provided by (used in) financing activities	4,792	(74,881)	266,649

Effects of exchange rate changes	(23,546)	42,992	(66,123)

Net change in cash, cash equivalents and restricted cash	(68,460)	342,095	431,462

Cash, cash equivalents and restricted cash at beginning of year	713,130	644,670	986,765

Cash, cash equivalents and restricted cash at end of year	644,670	986,765	1,418,227

Supplement disclosure of cash flow information Income taxes paid	36,665	57,005	75,346

Non-cash investing and financing activities
Payable for investments and acquisitions	—	5,420	21,962
Payable for purchase of property and equipment	21,445	45,590	44,445
Receivable from the disposal of a subsidiary	—	—	13,760

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2017, 2018 AND 2019

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

As of May 31, 2019, details of the Company’s major subsidiaries, its VIEs and the VIEs’ major subsidiaries and schools were as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational technology and management services
Beijing Judgment Education & Consulting Company Limited (“Beijing Judgment”)	April 20, 2005	PRC	100%	Educational consulting and software development
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational consulting
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development
Shanghai Smart Words Software Technology Company Limited (“Shanghai Smart Words”)	December 8, 2010	PRC	100%	Educational consulting and software development
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
Beijing New Oriental Walkite International Education & Travel Co., Ltd.	May 22, 2012	PRC	100%	Study tour
Beijing Joy Tend Technology Company Limited (“Beijing Joy Tend”)	January 31, 2013	PRC	100%	Educational consulting and software development
Beijing Right Time Technology Company Limited (“Beijing Right Time”)	January 31, 2013	PRC	100%	Educational consulting and software development
Beijing Sincerity Technology Company Limited	January 31, 2013	PRC	100%	Education consulting and software development
Abundant State Limited (“Abundant”)	March 20, 2013	The British Virgin Islands (“BVI”)	100%	Educational consulting
Beijing Magnificence Technology Company Limited (“Beijing Magnificence”)	November 1, 2013	PRC	100%	Educational consulting and software development
Beijing Top Technology Company Limited (“Beijing Top”)	November 13, 2013	PRC	100%	Educational consulting and software development
Beijing Shenghe Technology Company Limited (“Beijing Shenghe”)	May 27, 2014	PRC	100%	Educational consulting and software development
Walkite International Academy Co., Ltd. (“Walkite UK”)	March 16, 2015	U.K.	100%	Study tour
Walkite International Academy (U.S.A.) Co., Ltd. (“Walkite US”)	April 13, 2015	U.S.A.	100%	Study tour
Beijing Jinghong Software Technology Company Limited (“Beijing Jinghong”)	September 18, 2016	PRC	100%	Educational consulting and software development
New Oriental Vision Overseas Consulting Australia Pty Ltd. (“Overseas AU”)	January 25, 2017	Australia	100%	Consulting
Zhuhai Zekai Software Technology Company Limited (“Zhuhai Zekai”)	June 26, 2017	PRC	100%	Educational consulting and software development

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Garden House Limited (“Garden House”)	September 1, 2017	Hong Kong	70%	Pre-school education
One World Limited (“One World”)	September 1, 2017	Hong Kong	70%	Pre-school education
Blingabc Limited (“Blingabc”)	December 27, 2017	U.S.A.	100%	Educational consulting
Beijing Zhiyuan Hangcheng Software Technology Company Limited (“Beijing Zhiyuan Hangcheng”)	January 16, 2018	PRC	100%	Educational consulting and software development
Koolearn Technology Holding Limited (“Koolearn Holding”)	February 7, 2018	Cayman Islands	53.40%	Online education service
New Oriental Xuncheng Technology (HK) Limited (“Koolearn Tech”)	March 2, 2018	Hong Kong	53.40%	Online education service
Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”)	March 21, 2018	PRC	53.40%	Educational consulting and software development
Beijing Chuangying Oriental Technology Co., LTD	September 21, 2018	PRC	100%	Software development, technology distribution services and computer device sales
Beijing Zhihong Oriental Technology Co., LTD	September 21, 2018	PRC	100%	Software development, technology distribution services and computer device sales
Tianjin Kuxue Dongfang Network Technology Co., Ltd.	December 10, 2018	PRC	53.40%	Educational software development and distribution and other consulting services
VIEs of the Company:
New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	Online education service
Major subsidiaries and schools of the VIEs:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language training and test preparation
Shanghai Yangpu District New Oriental Advanced Study School	June 1, 2000	PRC	N/A	Language training and test preparation
Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language training and test preparation
Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	N/A	Primary and secondary school education

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries and schools of the VIEs:
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	N/A	Language training and test preparation
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language training and test preparation
Beijing New Oriental Dogwood Cultural Communications Co., Ltd.	May 16, 2003	PRC	N/A	Content development and distribution
Chongqing New Oriental Training School	August 15, 2003	PRC	N/A	Language training and test preparation
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Oversea study consulting service
Beijing New Oriental Dogwood, Bookstore, Audio & Video Co., Ltd.	March 2, 2004	PRC	N/A	Content development and distribution
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language training and test preparation
Qingdao Happy Alice Kindergarten	November 29, 2005	PRC	N/A	Pre-school education
Suzhou New Oriental School	April 26, 2006	PRC	N/A	Language training and test preparation
Beijing New Oriental Stars Education & Consulting Co., Ltd	July 11, 2007	PRC	N/A	Pre-school education
Beijing Chaoyang District Kindergarten of Stars	November 20, 2007	PRC	N/A	Pre-school education
Xiamen Siming District New Oriental Education Training School	July 8, 2008	PRC	N/A	Language training and test preparation
Shanghai Vision Overseas Service Co., Ltd.	March 24, 2011	PRC	N/A	Oversea study consulting service
Beijing Management Software Training Institute(“CMSI”)	September 1, 2012	PRC	N/A	Primary and secondary school education
Beijing Dongfang Zhuoyong Investment Management Co., Ltd.	April 29, 2014	PRC	N/A	Investment management
New Oriental Vision Overseas Consulting (U.K.) Ltd (“Overseas UK”).	June 10, 2015	U.K.	N/A	Oversea study consulting service
Beijing New Oriental Vision Overseas Service Co., Ltd.	February 24, 2016	PRC	N/A	Oversea study consulting service
Beijing Dongfang Youbo Network Technology Co., Ltd. (“Dongfang Youbo”)	June 23, 2016	PRC	N/A	Online education service
Beijing Bright the Future Education & Technology Co., Ltd.	July 18, 2016	PRC	N/A	Consulting
Beijing Ainuo Shida Education & Technology Co., Ltd (“Ainuo Shida”)	December 1, 2016	PRC	N/A	Oversea study consulting service
Beijing Haiwei Career Service Co., Ltd(“Haiwei Career”).	June 9, 2017	PRC	N/A	Oversea study consulting service
Hangzhou Shengshen Technology Co., Ltd (“Hangzhou Shengshen”)	October 9, 2017	PRC	N/A	Language training and test preparation
Asia Pacific Montessori Education Co., Ltd. (“Asia Pacific”)	December 5, 2018	PRC	N/A	Pre-school education
Suzhou Hongyi Education Investment Co., Ltd (“Suzhou Hongyi”)	September 3, 2018	PRC	N/A	Pre-school education

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

Master exclusive service agreement. On September 19, 2014, Beijing Pioneer entered into a master exclusive service agreement with New Oriental China to enable the Company’s wholly owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its subsidiaries and schools. Under the master exclusive service agreement, Beijing Pioneer has the exclusive rights to provide or designate any entities affiliated with it to provide New Oriental China and its subsidiaries and schools the technical and business support services, including new enrollment system development service, sale of educational software and other operating services. Each service provider specified in the service agreement (iv) has the rights to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its subsidiaries and schools can terminate this agreement. The various existing service agreements mentioned in service agreements (i)~(iv) will remain effective after the inclusion of the master exclusive service agreement; however, if they have any conflict with the terms and conditions of the master exclusive service agreement, the master exclusive service agreement will prevail. The master exclusive service agreement was effective on September 19, 2014.

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

VIE Arrangements between Dexin Dongfang and Xuncheng

On May 10, 2018, Dexin Dongfang, a wholly-owned subsidiary of Koolearn Holding, entered into certain contractual arrangements (the “Contractual Arrangements”) with Xuncheng and the shareholders of Xuncheng, which enable Koolearn Holding to obtain control over Xuncheng, Beijing Kuxue Huisi Network Technology Co., Ltd. (“Kuxue Huisi”) and Dongfang Youbo (together the “Xuncheng VIE entities”).

The Contractual Arrangements include an Exclusive Management Consultancy and Business Cooperation Agreement, an Exclusive Call Option Agreement, an Equity Pledge Agreement, a Powers of Attorney and Dispute resolution and Letters of undertaking. The terms of these contractual agreements between Dexin Dongfang and Xuncheng are substantially similar to those agreements of New Oriental China described in the preceding paragraphs.

Through these Contractual Agreements, Dexin Dongfang has the ability to (1) expose, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over Xuncheng VIE entities; (2) exercise equity holders’ controlling voting rights of Xuncheng VIE entities; (3) receive substantially all of the economic benefits of Xuncheng VIE entities in consideration for the business support, technical and consulting services provided by Dexin Dongfang; (4) obtain an irrevocable and exclusive right to purchase all or part of equity interests in Xuncheng VIE entities from the respective equity holders at nil consideration or a minimum purchase price permitted under the PRC Laws; (5) obtain a pledge over the entire equity interest of Xuncheng from their equity holders as collateral security for all of Xuncheng VIE entities’ payments.

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

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is one of the beneficial shareholders of the Company, holding 13.4% of the total common shares outstanding as of May 31, 2019. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and the chairman of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

In addition, the current shareholders of New Oriental China and Xuncheng are also beneficial owners of the Company and therefore, have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that the shareholders of New Oriental China may act contrary to the contractual arrangements, the Company, through Beijing Pioneer, entered into an irrevocable power of attorney with Century Friendship on December 3, 2012, which replaces the powers of attorney executed by Century Friendship on April 23, 2012. Through the power of attorney, Century Friendship entrusted Beijing Pioneer as its proxy to exercise its rights as the shareholder of New Oriental China with respect to an aggregate of 100% of the equity interests in New Oriental China.

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and the VIEs in the Group:

	As of May 31,
	2018	2019
	US$	US$
Total current assets	2,081,374	2,179,752
Total non-current assets	750,316	957,650

Total assets	2,831,690	3,137,402

Total current liabilities	1,674,857	1,900,440
Total non-current liabilities	13,782	18,607

Total liabilities	1,688,639	1,919,047

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Net revenues	1,777,864	2,417,203	3,056,537
Net income	333,456	479,190	575,614
Net cash provided by operating activities	454,753	711,591	536,631
Net cash used in investing activities	(459,532)	(429,265)	(450,569)
Net cash provided by (used in) financing activities	4,250	(96,429)	(27,691)

The VIEs contributed an aggregate of 98.8%, 98.8% and 98.7 % of the consolidated net revenues for the years ended May 31, 2017, 2018 and 2019, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of the fiscal years ended May 31, 2018 and 2019, the VIEs accounted for an aggregate of 71.2% and 67.5%, respectively, of the consolidated total assets, and 95.8% and 90.5%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs were primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the purchase price allocation relating to business acquisitions, the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment, impairment of goodwill, intangible assets, long-lived assets and long-term investments, fair value assessment of long-term investments, allowance for doubtable accounts, contingent consideration payable, refund liability, fair value of underlying ordinary shares of Koolearn Holding before its IPO and mezzanine equity. Actual results could differ from those estimates.

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

Consideration transferred in a business combinations is measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

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

Changes in the allowance for doubtful accounts were as follows:

	As of May 31,
	2018	2019
	US$	US$
Beginning balance	1,180	1,399
Charge during the year	576	146
Written-off	(357)	(794)

Ending balance	1,399	751

Inventory, net

Inventory mainly consists of books. Inventory is stated at the lower of cost or net realizable value.

Property and equipment, net

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

Construction in progress

The Group constructs certain of its property and equipment. Construction in progress represents the costs incurred in connection with the construction of property and equipment. Costs classified as construction in progress include all costs of obtaining the asset and bringing it to the location and in the condition necessary for its intended use. Construction in progress is transferred to specific property and equipment and depreciation of these assets commences when the assets are ready for their intended use.

Land use rights, net

Land use rights are recorded at cost less accumulated amortization and amortized on a straight-line basis over the remaining term of the land certificate, from 38.5 years to 50 years.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on long-lived assets during the years ended May 31, 2017, 2018 and 2019.

Goodwill, net

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

An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group recorded US$1,682, nil and US$5,245 impairment losses during the years ended May 31, 2017, 2018 and 2019, respectively.

Long-term investments, net

The Group’s long-term investments include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments and available-for-sale investments.

(a)	Equity securities

On June 1, 2018, the Group adopted ASU No. 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities and 2018-03 Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The Group adopted this ASU using a modified retrospective method and reclassified unrealized losses of US$97,929, net of tax on investment securities which were previously accounted for as available-for-sales investments, from accumulated other comprehensive loss to the opening balance of retained earnings. The adjustment related to the fair value measurement of equity securities which were previously classified as available-for-sales investments.

•	Equity securities with readily determinable fair values

Prior to the adoption of ASU 2016-01, equity securities that have readily determinable fair values and were not accounted for using the equity method or those that result in consolidation of the investee were classified as available-for-sale investments, and were carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Upon the adoption of ASU 2016-01, the Company carries these equity securities at fair value with realized gains and losses recorded in the consolidated statements of operations.

•	Equity securities without readily determinable fair values

Starting on June 1, 2018, with the adoption of ASU 2016-01, the Group elected a practicability exception to fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with fair value change recorded in the consolidated statements of operations.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASU No. 2011-4: Fair Value Measurement (ASC 820). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations.

(b)	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group may also have significant influence.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into the consolidated statements of operations and accordingly adjusts the carrying amount of the investment.

The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

(c)	Available-for-sale investments

For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity.

Realized gains and losses and provision for decline in value determined to be other than temporary, if any, are recognized in the consolidated statements of operations.

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

Value added tax (“VAT”)

Pursuant to the PRC tax laws, in case of any product sales, generally the VAT rate is 3% of the gross sales for small scale VAT payer and 16% (or 13% starting April 1, 2019) of the gross sales for general VAT payer. Most of the subsidiaries of the Company are considered as general VAT payers for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 16% (or 13% starting April 1, 2019) on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Group’s consolidated financial statements.

The new enrollment system development services and other operating services, which were previously subject to business taxes, are now subject to VAT at the rate of 6% of revenue. The non-academic educational programs and services in short-term training schools may choose the applicable simple VAT collection method and apply for a 3% VAT rate. The intercompany sales of self-developed software are subject to VAT at the rate of 13% and the part in excess of 3% applied refund upon collection. The intercompany services related to self-developed software are subject to VAT at the rate of 6%. The sales of books are subject to VAT at the rate of 11% since July 1, 2017, decreased to 10% since May 1, 2018 and further decreased to 9% since April 1, 2019.

Revenue recognition

On June 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of June 1, 2018. Results for the year ended May 31, 2019 are presented under Topic 606, while revenues for the years ended May 31, 2017 and 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition (“Topic 605”).

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The Group generates substantially all of its revenues through educational programs and services with individual students in the PRC. In addition, the Group generates revenues from other services and the sales of books, which were insignificant for the year ended May 31, 2019. The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenue is reported net of VAT and surcharges.

Disaggregation of net revenues	Language training and test preparation courses	Others	Total
Educational programs and services	2,605,829	179,425	2,785,254
Books and other services	—	311,237	311,237

	2,605,829	490,662	3,096,491

Primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of language training and test preparation courses, pre-school education, primary and secondary school education and online education. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fee is generally collected in advance and is initially recorded as deferred revenue. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those unearned portion of the fee is available to be returned. Historically, the Group has not had material refunds.

The Group recognizes the revenue from the educational programs and services proportionately when the services are delivered.

(b)	Books and other services

Other service revenues are primarily derived from consulting services to students regarding overseas studies and study tours. Revenue is recognized when promised services are delivered to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services. Each contract includes certain milestones and each of the milestones is considered a single performance obligation which is satisfied at the point of time when each of the milestone is reached. Upon the adoption of Topic 606, the Group estimates the variable consideration to be earned and recognizes revenue related to each milestone when the related milestone is achieved. Under the prior revenue recognition standard, such revenue was deferred and recognized when student admission was reasonably assured. The Group sells books or other educational materials developed or licensed by the Group either through its own distribution channels or through third party distributors. Revenue is recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods.

The Group’s contract assets consists of accounts receivable. The balance of contract assets amounted to US$3,137 and US$3,300 as of June 1, 2018 and May 31, 2019, respectively. The Group’s contract liabilities mainly consist of prepayments from customers (deferred revenue), with a balance of US$1,202,010 and US$1,301,103 as of June 1, 2018 and May 31, 2019, respectively. All contract liabilities at the beginning of the year ended May 31, 2019 were recognized as revenue during the year ended May 31, 2019 and the all contract liabilities as of May 31, 2019 are expected to be realized in the following year.

Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of June 1, 2018 and May 31, 2019, refund liability amounted to US$68,185 and US$76,221, respectively, and are included in accrued expenses and other current liabilities.

The following table presents the impact of the adoption of Topic 606 on the consolidated balance sheet and statement of operations as of and for the year ended May 31, 2019:

	As of and for the year ended May 31, 2019
	As reported	Balances without adoption of Topic 606	Effect change higher/(lower)
Net revenues	3,096,491	3,097,061	(570)
Accrued expenses and other current liabilities	576,521	500,300	76,221
Deferred revenue	1,301,103	1,376,754	(75,651)
Retained earnings at beginning	1,353,644	1,352,543	1,101

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated economic life.

Advertising costs

The Group expenses advertising costs as they incurred. Total advertising expenses were US$41,498, US$55,936 and US$72,386, for the years ended May 31, 2017, 2018 and 2019, respectively, and have been included as part of selling and marketing expenses.

Government subsidies

The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$1,325, US$2,945 and US$3,684, for the years ended May 31, 2017, 2018 and 2019, respectively.

Foreign currency translation

The Company’s functional and reporting currency is the United States dollars (“U.S. dollars”). The financial records of the Company’s subsidiaries, the VIEs, the VIEs’ subsidiaries and schools located in the PRC are maintained in Renminbi (“RMB”), which is the functional currency of these entities. The financial records of the Company’s subsidiaries located in Hong Kong are maintained in U.S. dollars, which is the functional currency of these entities. The financial records of the Company’s subsidiaries located in United Kingdom are maintained in their local currency, the Great Britain Pound (“GBP”), which is the functional currency of these entities. The financial records of the Company’s subsidiary located in Australia are maintained in its local currency, the Australian Dollar (“AUD”), which is the functional currency of the entity. All financial records of the other entities are maintained in U.S. dollars, which is the functional currency of those entities.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

For translating to the functional currency of the Company, assets and liabilities are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gain and loss are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and the consolidated statements of comprehensive income.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$989,070 and US$ 1,105,190 as of May 31, 2018 and 2019, respectively.

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

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, short-term investments, accounts receivable, short-term amounts due from/to related parties, available-for-sale investments, equity security with/without readily determinable fair values, accounts payable, contingent consideration in acquisitions, income tax payable and long-term loan. The Group carries its available-for-sale investments and equity securities with readily determinable fair values at fair value and carries equity securities without readily determinable fair values at cost, less impairment, plus or minus observable price changes in a similar transaction. The Group carries its contingent consideration in acquisitions at fair value which is determined based on the best estimation from the managements. The carrying amounts of the long-term loan approximate fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments approximate their fair values due to the short-term maturities of these instruments.

Net income per share

Basic net income per share is computed by dividing net income attributable to the holders of common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. The Group has share options and NES which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the share options and NES is computed using the treasury stock method. The effect of mezzanine equity is computed using the if-converted method.

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

Share-based compensation

Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expenses net of forfeitures on a straight-line basis over the requisite service period, with a corresponding addition to the additional paid-in capital. The Group uses the binomial option pricing model to measure the fair value of options granted, and the quoted market price of the common shares or the fair value of underlying ordinary shares of Koolearn Holding before its IPO by using the discounted cash flow method, to measure the fair value of options and NES granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise an option over the life of the option, as affected by the reality of changing stock prices and non-constant risk free rates, would better reflect the measurement objective of relevant accounting literature.

The amount of compensation expenses recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. Forfeitures are recognized as they occur.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of May 31, 2019, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in the fiscal years 2017, 2018 and 2019, respectively.

Recent accounting pronouncements adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” (“Topic 606” or “ASU 2014-09”) ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

The Group adopted this ASU on June 1, 2018 and utilized the modified retrospective method. The adoption did not have a material impact on the Group’s financial position or results of operations for all revenue streams except for the consulting services which include variable consideration. The Group assessed the variable consideration included in its consulting services and recognizes it over the respective milestone once achieved. The cumulative effect of initially applying the new standard amounted to US$1,101, which was recorded as an adjustment to the opening balance of retained earnings upon adoption. In addition, reclassification was made from deferred revenue to refund liability recorded as accrued expenses and other current liabilities for tuition collected that is expected to be refunded to the customers in the future if students withdraw from a course for any remaining classes.

In January 2016, the FASB issued a new pronouncement ASU 2016-01. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

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

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group applied the new standard on June 1, 2018. For investments in equity securities without readily determinable fair values, the Group elected to use the measurement alternative defined at cost, minus impairment, if any, plus or minus changes resulting from observable price changes. For investments in equity securities with readily determinable fair values, the Group accounts them at fair value change through earnings. The Group recorded a cumulative effect of adjustment amounting to US$97,929 to the opening balance of retained earnings upon adoption.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this update should be applied using a retrospective transition method to each period presented. The Group adopted this standard on June 1, 2018 and applied a retrospective transition method on its consolidated statements of cash flows for the years ended May 31, 2017 and 2018, respectively, and included restricted cash as part of cash and cash equivalent in its consolidated statements of cash flows for all the periods presented. As of May 31, 2017 and 2018, restricted cash of approximately US$3,652 and US$3,446, respectively, were included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The update requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The screen mentioned in ASU 2017-01 reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this update to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this update is allowed. The amendments in this update should be applied prospectively on or after the effective date. No disclosure are required at transition. The Group adopted this standard on June 1, 2018 and the adoption did not have a material impact on the Group’s financial position or results of operations.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements. The Group has assessed all potential impacts of the new guidance and has determined that this guidance will have an impact on the consolidated financial statements, including significant new disclosures about leasing activities. The most significant impact relates to the Group’s operating leases and the related recognition of right-of-use assets and lease liabilities on the consolidated balance sheets. The adoption of this new guidance will not have a material impact on the Group’s consolidated statements of operations, cash flows or changes in equity. The Group will adopt this new guidance on June 1, 2019 using the transition method provided by ASU 2018-11. On adoption, the Group will elect the package of practical expedients.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value”. ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Company on January 1, 2020. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.	BUSINESS ACQUISITIONS

Business acquisition in fiscal year 2018:

Acquisition of Hangzhou Shengshen

In October 2017, the Group acquired 100% equity interest in Hangzhou Shengshen, a K-12 education group located in Zhejiang, for a total consideration of US$11,012, in which US$5,309 and US$2,043 had been paid based on the payment schedule during the years ended May 31, 2018 and 2019, respectively. The acquisition was recorded using the acquisition method of accounting, accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent appraiser. The purchase price was allocated on the date of acquisition as follows:

	US$	Amortization period
Cash	3,571
Other current assets	704
Property and equipment	1,148	1-5 years
Intangible assets
Trademark	1,713	5 years
Student base	2,164	3 years
Goodwill	9,809
Deferred revenue	(5,566)
Other current liabilities	(1,562)
Deferred tax liabilities	(969)

Total	11,012

Other acquisitions

During the year ended May 31, 2018, the Group also made several other business acquisitions, which were insignificant.

The total cash consideration of the business acquisitions was US$6,992, in which US$5,902 and US$381 had been paid during the years ended May 31, 2018 and 2019, respectively. The cash and cash equivalents, intangible assets, goodwill, deferred revenue and non-controlling interests acquired from these business acquisitions were US$8,639, US$2,294, US$6,383, US$15,215 and US$1,683, respectively. The purchase price allocations were determined by the Group with assistance of an independent appraiser.

Business acquisition in fiscal year 2019:

Acquisition of Suzhou Hongyi

In September 2018, the Group acquired 100% equity interests in Suzhou Hongyi, a company engaging in pre-school education, for a total consideration of US$42,608. The total consideration is contingent based on its financial performance in the transition period and capped to US$42,608. The Group has completed the cash payment with an amount of US$27,458 based on the payment schedule during the year ended May 31, 2019 and recorded the unpaid contingent consideration at fair value, which amounted to US$15,150. The acquisition was recorded using the acquisition method of accounting, accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with the assistance of an independent appraiser. The purchase price was allocated on the date of acquisition as follows:

	US$	Amortization period
Cash	1,321
Other current assets	2,020
Property and equipment	402	1-5 years
Intangible assets
Trademark	1,845	5 years
Student base	4,656	3 years
Goodwill	37,860
Other current liabilities	(3,871)
Deferred tax liabilities	(1,625)

Total	42,608

Asia Pacific

In 2017, the Group invested US$11,216 in Asia Pacific, a kindergarten group located in Beijing and Hangzhou engaged in pre-school education, for a 35% equity interests. The investment in Asia Pacific was previously accounted for as a cost method investment prior to June 1, 2018 and was subsequently accounted as equity securities without readily determinable fair value after the adoption of ASU2016-01. In December 2018, the Group acquired another 65% equity interests in Asia Pacific for a total consideration of US$12,600, in which US$8,784 had been paid during the year ended May 31, 2019.

The acquisition of 65% equity interest was accounted for as a step acquisition whereby the Group remeasured the fair value of its previously held equity interest in Asia Pacific. The fair value of the previous equity interest held by the Group was measured at fair value using a discounted cash flow method and taking into account certain factors including the projection of discounted future cash flow and an appropriate discount rate. The fair value remeasurement of the 35% equity interest in Asia Pacific resulted in a loss of US$4,298.

After this transaction, the Group held 100% equity interests of Asia Pacific. The acquisition was recorded using the acquisition method of accounting, accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with the assistance of an independent appraiser. The purchase price was allocated on the date of acquisition as follows:

	US$	Amortization period
Cash	1,269
Other current assets	695
Property and equipment	251	1-5 years
Intangible assets
Trademark	2,085	5 years
Student base	1,064	3 years
Goodwill	17,043
Other non-current assets	2,086
Other current liabilities	(4,189)
Deferred tax liabilities	(787)
Fair value of the 35% investment	(6,917)

Total	12,600

Other acquisitions

During the year ended May 31, 2019, the Group also made several other business acquisitions.

The cash consideration of the business acquisition amounted to US$441, in which US$398 had been paid during the year ended May 31, 2019. The cash and cash equivalents and goodwill acquired from those business acquisitions amounted to US$107 and US$729, respectively. The purchase price allocations were determined by the Group with the assistance of an independent appraiser.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates.

The following summarizes the unaudited pro forma results of operations for the years ended May 31, 2018 and 2019 assuming that these acquisitions during the years ended May 31, 2018 and 2019 occurred as of June 1, 2017 and 2018, respectively. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of June 1, 2017 and 2018, nor is it indicative of future operating results.

	For the years ended May 31,
	2018	2019
	(unaudited)	(unaudited)
	US$	US$
Pro forma net revenues	2,451,735	3,100,364
Pro forma net income attributable to New Oriental Education and Technology Group Inc.	296,697	238,794
Pro forma net income per share – basic	1.88	1.51
Pro forma net income per share – diluted	1.87	1.50

4.	DISPOSAL OF SUBSIDIARIES

Disposal of Beijing Dongfang Heli Investment and Developement Ltd (“Dongfang Heli”)

In May 2019, the Group sold 60% equity interests in Dongfang Heli to the management of Dongfang Heli for a cash consideration of US$15,289, of which US$1,529 had been received during the year ended May 31, 2019. Dongfang Heli owned land use right amounting to US$9,694, which was included in the disposed entity. The above transaction resulted in the Group recording an insignificant gain from the disposal which was recorded as continuing operation.

Subsequent to this disposal, the Group accounted for its 40% investment in Dongfang Heli as an equity method investment because the Group retained the ability to exercise significant influence. Loss of US$133 was reported in loss from equity method investments during the year ended May 31, 2019. The disposal transaction price was determined by management with the assistance of an independent appraiser by using the replacement cost method and price index adjustment method. The disposal of Dongfang Heli did not represent a strategic shift and did not have a major effect on the Group’s operation.

Disposal of two subsidiaries

During the year ended May 31, 2019, the Group also disposed two other insignificant subsidiaries.

The total cash consideration of the disposal of two subsidiaries were US$732 and were received during the year ended May 31, 2019. Disposal gains amounting to US$3,575 were recorded in the consolidated statements of operations for the year ended May 31, 2019.

5.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of May 31,
	2018	2019
	US$	US$
Held-to-maturity investments	1,623,763	1,668,689

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

The Group estimated that their fair value approximate their amortized costs. No OTTI loss was recognized for the years ended May 31, 2017, 2018 and 2019, respectively.

6.	INVENTORY

Inventory, net, consisted of the following:

	As of May 31,
	2018	2019
	US$	US$
Course materials in schools	12,020	10,181
Publications in bookstores	28,155	18,865

	40,175	29,046

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net, consisted of the following:

	As of May 31,
	2018	2019
	US$	US$
Prepaid rent	56,531	52,794
Advances to suppliers	43,913	45,665
Interest receivable	23,647	23,856
Receivable from exercise of options/NES	7,300	18,287
Staff advances (a)	9,544	14,811
Receivable from third parties’ platforms	5,967	9,831
Rental deposits	10,953	9,539
Prepaid advertising fees	6,917	4,564
Deposits of advertising and decoration	3,342	3,020
VAT recoverable	3,493	2,297
Prepaid property taxes and other taxes	212	455
Others (b)	11,190	14,806

	183,009	199,925
Less: allowance for other receivables	(914)	(248)

	182,095	199,677

(a)	Staff advances were provided to staff for traveling and related use and are expensed as incurred.
(b)	Others primarily included prepaid maintenance fees, other receivables and other miscellaneous prepayments.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of May 31,
	2018	2019
	US$	US$
Buildings	156,324	142,047
Transportation equipment	9,936	9,565
Furniture and education equipment	128,670	153,674
Computer equipment and software	65,227	70,995
Leasehold improvements	349,953	451,105

	710,110	827,386
Less: accumulated depreciation	(275,940)	(342,106)
Exchange differences	(15,499)	10,359
Construction in progress	30,921	36,376

	449,592	532,015

Depreciation expenses for the years ended May 31, 2017, 2018 and 2019 were US$53,864, US$77,081 and US$110,042, respectively.

9.	LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of May 31,
	2018	2019
	US$	US$
Land use rights	5,315	7,955
Less: accumulated amortization	(1,417)	(1,680)
Exchange differences	(113)	130

Land use rights, net	3,785	6,405

Amortization expenses for land use rights for the years ended May 31, 2017, 2018 and 2019 were US$106, US$110 and US$263, respectively. The Group expects to recognize US$837 in amortization expense for each of the next five years and US$5,568 thereafter.

10.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of May 31,
	2018	2019
	US$	US$
Intangible assets with indefinite lives:
Trademark	256	238
Intangible assets with finite lives:
Trademark	5,575	9,109
Courseware	129	120
Student base	7,014	12,223
Favorable lease	732	679
License	415	415

	14,121	22,784

Less: accumulated amortization	(5,272)	(8,985)
Exchange differences	(305)	136

	8,544	13,935

Amortization expenses for the intangible assets for the years ended May 31, 2017, 2018 and 2019, were US$1,419, US$1,839 and US$3,699, respectively. As of May 31, 2019, the Group expects to record amortization expenses related to intangible assets US$4,443, US$3,830, US$2,400, US$1,587 and US$750 for the next five years, respectively, and US$687 thereafter.

11.	GOODWILL, NET

Goodwill, net, consisted of the following:

	As of May 31,
	2018	2019
	US$	US$
Beginning balance	15,765	33,411
Acquisition	16,192	55,632
Exchange differences	1,454	(2,502)

Ending balance	33,411	86,541
Accumulated impairment	(1,682)	(6,927)

Goodwill, net	31,729	79,614

The Group recorded US$1,682, nil and US$5,245 impairment losses on goodwill for the years ended May 31, 2017, 2018 and 2019, respectively. The Group performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. The goodwill impairments are derived from the reporting units of CMSI and Haiwei Career. CMSI and Haiwei Career, as a component of the operating segments of primary and secondary school education and overseas consulting study services, are considered to be separate reporting units for goodwill impairment purposes.

12.	LONG-TERM INVESTMENTS, NET

Long-term investments, net, consisted of the following:

	As of May 31,
	2018	2019
	US$	US$
Equity securities with readily determinable fair value:
Sunlands Online Education Group (“Sunlands”) (a)	134,423	37,802
Beijing Shengtong Printing Co., Ltd (“Shengtong”) (b)	9,261	6,839
Tarena International, Inc. (“Tarena”) (c)	9,610	3,200
Equity securities without readily determinable fair value:
EEO Education Technology Co., Ltd. (“EEO”) (d)	9,767	9,069
Dr. Cuiyutao Healthcare Limited (“Yuxueyuan”)(e)	6,200	6,200
Other investments (f)	22,540	28,809
Equity method investments:
New Oriental Education and Culture Industry Fund (Zhangjiagang) Partnership (Limited Partnership) (“Education Industry Fund”) (g)	—	67,834
Dongfang Heli (Note 4)	—	10,059
Other investments (h)	9,131	10,132
Available-for-sale investments:
Shanghai Golden Education & Training Co., Ltd.(“Golden Finance”) (i)	86,937	61,963
Tianjin Uhozz Internet Technology Co., Ltd (“Uhozz”) (j)	12,826	16,350
Boxfish Education Group Limited (“Boxfish”) (k)	15,000	15,000
Shanghai ALO7 Technology Co., Ltd.(“Alo7.com”) (l)	14,395	14,289
Lele Global Limited (“Lele”) (m)	9,157	11,251
Yuxueyuan(e)	9,316	10,219
Other available-for-sale investments (n)	84,770	95,688

	433,333	404,704

(a)

In January 2016, the Group invested US$12,310 in Sunlands, a company engaged in online education specific to vocational qualification training, for subscribing the convertible bonds. In July 2016, the Group converted all of the convertible bonds into redeemable preferred shares of Sunlands for a 4.9% equity interests. Additionally, the Group also invested an additional US$12,205 redeemable preferred shares for another 4.9% equity interest in Sunlands during July 2016. Subsequent to the additional investment, the Group holds 9.8% equity interest in Sunlands.

On March 23, 2018, Sunlands was listed in the New York Stock Exchange Market. All of the preferred shares were converted to 529,426 Class A ordinary shares immediately upon the completion of the listing. Subsequent to the listing, the Group invested an additional US$10,000 and obtained 34,783 Class A ordinary shares in April, 2018 and held 8% aggregate equity interests in Sunlands. Unrealized gains of US$8,129 and US$101,779 was reported in other comprehensive income for the years ended May 31, 2017 and 2018, respectively. Upon the adoption of ASU 2016-01, the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value on June 1, 2018, and losses of US$ 96,621 were recorded in loss from fair value change of long-term investments during the year ended May 31, 2019 on the Group’s consolidated statements of operations.

(b)

In April 2015, the Group acquired 18% equity interest in Beijing ROBOROBO Technology Co., Ltd. (“ROBOROBO”) for a cash consideration of US$4,356. Roborobo is a company applying various robots build training course for kids with different ages. In February 2017, the Group disposed all of the ownership in ROBOROBO, in exchange for 1.87% common shares issued by Shengtong, which is a listed A-share company in China. Realized gain of US$7,086 was recognized during the year ended May 31, 2017. The equity interests acquired in Shengtong were classified as equity security with readily determinable fair value. Unrealized gain of US$423 and loss of US$1,450 was reported in other comprehensive income for the years ended May 31, 2017 and 2018, respectively. Upon the adoption of ASU 2016-01, the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value on June 1, 2019, loss of US$1,605 was recorded in loss from fair value change of long-term investments for the year ended May 31, 2019.

(c)

In March 2014, the Group invested US$13,500 in Tarena, a NASDAQ listed company that provides IT professional education services in China, for 3% equity interests. In July 2017, the Group sold 1% equity interest in Tarena to third parties and the realized gain of US$4,545 was recognized in investment income for the year ended May 31, 2018. Unrealized gain of US$9,750 and loss of US$7,040 was reported in other comprehensive income for the years ended May 31, 2017 and 2018, respectively. Upon the adoption of ASU 2016-01, the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value on June 1, 2019, loss of US$6,410 was recorded in loss from fair value change of long-term investments for the year ended May 31, 2019.

(d)

In April 2017, the Group acquired 10% equity interest in EEO, a company engaged in the business of developing on-line classroom product which were accounted for using the cost method because it is not in-substance common share for the years ended May 31, 2017 and 2018, respectively. After the adoption of ASU 2016-01, the Group accounted for the equity investments using the measurement alternative when the equity method is not applicable and there is no readily determinable fair value for the investments. For the years ended May 31, 2017, 2018 and 2019, no impairment loss was recorded in regard to the investment.

(e)

In February 2018, the Group invested US$15,516, for 10% equity interests in Yuxueyuan, a company engaging in providing professional childcare and medical services for children aging from 1 to 6. The investment consists of two tranches. The first tranche was to obtain 8,490,642 series B-1 preferred shares at US$6,200 and the other tranche was to obtain 11,073,049 series C+ preferred shares at US$9,316. The investment in series B-1 preferred shares was classified as a cost method investment before the adoption of ASU 2016-01 because the series B-1 preferred shares were not in-substance common due to substantive liquidation preference rights. Upon the adoption of ASU2016-01, these shares were classified as equity security without readily determinable fair value. The investment in series C+ preferred shares was classified as available-for-sale investment as the Group determined that the investment represented a debt security due to redemption and liquidation preference rights and measured the investment subsequently at fair value. Unrealized gains of nil and US$903 were recorded in other comprehensive (loss) income for the years ended May 31, 2018 and 2019, respectively.

(f)

The Group holds several insignificant investments in third-party private companies and has no ability to exercise significant influence over the investees, which were accounted for using the cost method prior to the adoption of ASU 2016-01. After the adoption of ASU 2016-01, the Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. No impairment loss was recorded during the years ended May 31, 2017, 2018 and 2019, respectively.

(g)

In July 2018, Education Industry Fund was established with the total committed capital of US$224,000 by an entity controlled by Mr. Yu. The Group participates in Education Industry Fund as a limited partner and invested US$75,000 in Education Industry Fund. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and owns 33% interest in Education Industry Fund. Gain of US$1,395 was recorded as gain from equity method investments for the year ended May 31, 2019.

(h)

The Group holds 6.86% to 50% equity interests in other 14 third-party companies through investments in their common shares or in-substance common shares. Majority of the long-term investments are engaged in educational services. The Group accounts for these investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees, even though the Group holds less than 20% equity interests in some of the investees. Loss of US$3,289, US$379 and US$3,551 was recorded as loss from equity method investments for the years ended May 31, 2017, 2018 and 2019, respectively.

(i)

In April and November 2015, the Group invested US$3,398 and US$11,437, respectively, in Golden Finance, a company engaged in training programs associated with finance and business management, for 19.5% equity interests. During the year ended May 31, 2019, the Group disposed of 7.2% equity interest in Golden Finance with total consideration of US$33,156, and the remaining shares were diluted to 12.3%. Gain of US$23,096 was recognized as realized gain from long-term investments in consolidated statements of operations for the year ended May 31, 2019. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities and measured at fair value. Unrealized gains of US$10,567, US$42,128 and US$10,959 were recorded in other comprehensive (loss) income for the years ended May 31, 2017, 2018 and 2019, respectively.

(j)

In May 2015, the Group invested US$460 in Uhozz, a company providing oversea rental agency services, for 10% equity interests with redemption and liquidation preference. In March 2018, the Group further subscribed 15.18% series B preferred shares with a cash consideration of US$9,000. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities and measured them at fair value. Unrealized gain of US$4,838, loss of US$5,726 and gain of US$3,524 were recorded in other comprehensive (loss) income for the years ended May 31, 2017, 2018 and 2019, respectively.

(k)

In April 2018, the Group paid US$15,000 in Boxfish, an online educational institution in China focusing on K-12 English training, for 6.52% series C preferred shares. The preferred shares acquired in Boxfish were classified as available-for-sale investment as the Group determined the interests were debt security and measured at fair value. No fair value change was recognized for the year ended May 31, 2019.

(l)

In March 5, 2012, the Group acquired a convertible promissory note from Alo7.com for US$1,000, which entitled the Group to automatically convert the note into equity security upon certain conditions were met. On July 1, 2012, the Group converted the US$1,000 promissory note into convertible redeemable preferred shares for a 3.4% equity interests in Alo7.com on an as-converted basis.

In March, June and September 2014, the Group further invested US$2,576, US$300 and US$10,000 of redeemable preferred shares into Alo7.com. As of May 31, 2019, the Company held a 14.3% equity interests in Alo7.com. Unrealized losses of US$8,678, US$2,975 and unrealized gain of US$135 were recorded in other comprehensive (loss) income for the years ended May 31, 2017, 2018 and 2019, respectively.

(m)

In September 2015, the Group invested US$8,500 in Lele, a company providing online learning and tutoring services for students from kindergarten through 12nd grade, to acquire 48,796,296 convertible redeemable preferred shares for a 8.5% equity interests. In December 2018, the Group further invested US$2,000 of series C preferred shares in Lele. As of May 31, 2019, the Group held a 7.8% equity interests in Lele. The investment was classified as available-for-sale investment as the Group determined the interests were debt security due to substantive redemption right and measured the investment at fair value. Unrealized gains of US$605, US$52 and US$94 were recorded in other comprehensive (loss) income for the years ended May 31, 2017, 2018 and 2019, respectively.

(n)

Other available-for-sale represent several insignificant individual investments classified as available-for-sale investments as of May 31, 2018 and 2019. Unrealized gain of US$649, US$11,602 and US$7,331 were recorded in other comprehensive (loss) income for the years ended May 31, 2017, 2018 and 2019, respectively. Realized gain of nil, US$2,821 and US$3,283 were recorded in realized gain from long-term investments for the years ended May 31, 2017, 2018 and 2019, respectively.

The Group recognized impairment losses from long-term investments amounting to US$2,338, US$980 and US$5,919 for the years ended May 31, 2017, 2018 and 2019, respectively, as the Group believes the carrying value of these investments were no longer recoverable.

13.	FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis

The Group measures available-for-sale investments, equity securities with readily determinable fair value and contingent consideration payable at fair value on a recurring basis. The available-for-sale investments recorded in long-term investments include redeemable preferred shares, convertible note, special assets management plan-Guotai Yuanxin & New Oriental (“Assets Management Plan”). The equity securities with readily determinable fair value were common shares of three listed companies.

As of May 31, 2018 and 2019, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of May 31, 2018
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Long-term investments:
Available-for-sale investments	153,294	98,504	133,897	385,695

	As of May 31, 2019
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Long-term investments:
Equity securities with readily determinable fair values	47,841	—	—	47,841
Available-for-sale investments	—	78,879	145,881	224,760
Contingent consideration payable (Note 3)	—	—	15,150	15,150

Total	47,841	78,879	161,031	287,751

The Company measured the fair value of its investments in common shares using the market approach based on the quoted stock price of its investees in the active market and has classified it as level 1 measurement.

The Company measured the fair value of its investment in convertible note and Assets Management Plan based on the respective principal and expected returns and has classified those as level 2 measurement.

For redeemable preferred shares that do not have a quoted market rate, the Company measured their fair value based on recent transactions or based on the market approach or income approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for an investment with similar terms or a recent transaction agreed by the Company and the investee and have been classified as level 2 measurement. When no recent transactions are available, a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning on sale, discount of lack of marketability, investee’s time to initial public offering as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

The balance of contingent consideration payable as of May 31, 2019 is related to the acquisition of Suzhou Hongyi and the Company measured the fair value of its contingent consideration payable based on its best estimation on the financial performance of Suzhou Hongyi in the transition period as agreed in the acquisition agreement.

The Group did not have any transfers between level 1 and level 2 fair value measurements during the periods presented. During the year ended May 31, 2018, the Group transferred one redeemable preferred share from level 3 to level 1 for a total of US$32,644. During the year ended May 31, 2019, no such transaction was noticed.

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

Level 3 investments
US$
Balance as of June 1, 2017	123,029
Transfer to level 1 fair value measurements	(32,644)
Unrealized gain	43,512

Balance as of May 31, 2018	133,897

Initial recognition	45,989
Unrealized loss	(18,855)

Balance as of May 31, 2019	161,031

Assets and liabilities measured at fair value on a nonrecurring basis

Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized.

The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to intangible assets acquired for the years ended May 31, 2017, 2018 and 2019. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Refer to Note 11 for the goodwill impairment loss recognized for the years ended May 31, 2017, 2018 and 2019.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values and available-for-sale investments) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. Refer to Note 12 for the long-term investments impairment loss recognized for the years ended May 31, 2017, 2018 and 2019.

For equity securities without readily determinable fair values, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long term investments was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2018	2019
	US$	US$
Accrued payroll	212,677	285,329
Refund liability (a)	—	76,221
Payable for purchase of property and equipment	45,590	44,445
Rent payable	18,210	23,643
Payable for investments and acquisitions (b)	5,420	21,962
Amounts reimbursable to employees (c)	16,157	19,366
Refundable fees received from students (d)	11,541	15,783
VAT payable	12,125	13,321
Welfare payable	9,187	12,897
Accrued advertising fees	8,548	11,934
Refundable deposits (e)	7,290	11,074
Royalty fees payable (f)	4,410	7,724
Other taxes payable	2,945	2,715
Accrued professional service fees	1,134	1,943
Others (g)	18,303	28,164

Total	373,537	576,521

(a)	The refund liability is recognized for variable amount of the considerations received from clients and recorded as refund liability due to the adoption of ASC Topic 606.
(b)	The balance of payable for investments and acquisitions as of May 31, 2019 mainly includes the unpaid cash consideration for the acquisition of Suzhou Hongyi amounting to US$15,150.
(c)	Amounts reimbursable to employees include traveling and the related expenses.
(d)

Refundable fees received from students represent (1) the miscellaneous expenses other than tuition fees received from students which will be paid out on their behalf; and (2) tuition fees refundable to students for classes withdrawn.

(e)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation and student security deposits refunded upon completion of the study tour.

(f)	Royalty fees payable relate to payments to content providers for on-line learning programs and those to counterparties for copyrights and resource sharing.
(g)	Others primarily include transportation expenses, utility fees, property management fees and other miscellaneous expenses payable.

15.	LONG-TERM LOAN

Facilities Agreement

On December 14, 2018, the Company entered into a three-year US$250,000 term and revolving facilities agreement (the “Facilities Agreement”) with a group of lenders. The facility, a US$100,000 three-year bullet maturity term loan (the “Facilities A”), a US$100,000 three-year revolving facility (the “Facilities B”) and an additional commitment of US$50,000, are priced at 165 basis points over London Interbank Offered Rate . The additional commitment of US$50,000 expired in April 2019. The interest is payable on a quarterly basis.

The Company paid a commitment fee of 0.3% per annum based on the undrawn portion of the facilities for the period commencing on 45 days after the falling of the Facilities Agreement to the end of the availability period for the Facilities A. The Company also paid a commitment fee of 0.5% per annum based on the undrawn portion of the facilities for all availability period for the Facilities B.

The Facilities Agreement contains financial covenants on the Group’s equity, debt and interest coverage ratio, and also includes acceleration clauses that are triggered upon the occurrence of an event of default. As of May 31, 2019, the Group is in compliance with its covenant.

As of May 31, 2019, the Company had paid debt issuance cost of US$3,543 for the Facilities Agreement and recorded the balance in the consolidated balance sheets as a direct deduction from the principal amount of the loan. As of May 31, 2019, the Group had made US$55,000 and US$45,000 draw down of the loan under the Facilities A and Facilities B. Nil, nil and US$100,000 of the Company’s facilities agreement mature during the years ended May 31, 2020, 2021 and 2022.

16.	REDEEMABLE NON-CONTROLLING INTERESTES

On April 24, 2018, Koolearn Holding entered into preferred share purchase agreements with a group of investors to issue an aggregate of 64,396,251 Series B convertible redeemable participating preferred shares (“Series B”) for an aggregate consideration of US$92,699. On May 17, 2018, Koolearn Holding entered into preferred share purchase agreement with an investor to issue 90,416,181 Series A convertible redeemable participating preferred shares (“Series A”) with fair value of US$113,925.

The transactions were completed in May 2018. After the issuance of Series B and Series A preferred shares, the Group held approximately 68% equity interests in Koolearn Holding on a fully-diluted basis.

The Group classified Series B and Series A preferred shares as mezzanine equity since they are contingently redeemable at any time after December 31, 2019 by the holders in the event that (i) a qualified initial public offering (“QIPO”) has not occurred, or (ii) any material violation of applicable laws, or (iii) material breach of representations, warranties, undertaking or other obligations by Koolearn Holding’s group entities or shareholders, or (iv) at any time any other preferred shareholder requests for redemption. These matters are not certain to occur and are not solely within the control of Koolearn Holding. As of May 31, 2018, the Company determined the redemption is not probable and accordingly, did not adjust the carrying amount of the Series B and Series A preferred shares to the redemption value as Koolearn Holding was in the process of an initial public offering and had made an application for listing its securities on the Stock Exchange of Hong Kong Limited.

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

In March 2019, Koolearn Holding completed its QIPO in Hong Kong and the Group reclassified the mezzanine equity amounting to US$206,624 to additional paid-in capital and non-controlling interest.

17.	COMMON SHARES AND TREASURY STOCK

As of May 31, 2018 and 2019, the Company had 300,000,000 common shares authorized with par value of US$0.01.

The movement of the outstanding common shares and treasury stock is listed as below.

	Number of common shares	Number of treasury stock
Shares outstanding as of May 31, 2016	157,439,397	939,990
Reissuance of treasury stock for NES	200,000	(200,000)
Reissuance of treasury stock for the exercises of options	48,047	(48,047)
Shares repurchase	—	—

Shares outstanding as of May 31, 2017	157,687,444	691,943

Reissuance of treasury stock for NES	631,966	(631,966)
Reissuance of treasury stock for the exercises of options	500	(500)

Shares outstanding as of May 31, 2018	158,319,910	59,477

Reissuance of treasury stock for NES	59,477	(59,477)
Issuance of common share for NES	422,327	—
Shares repurchase	(952,000)	952,000

Shares outstanding as of May 31, 2019	157,849,714	952,000

18.	SHARE-BASED COMPENSATION

2016 Share Incentive Plan

The Company adopted 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to provide incentives to employees and directors after the expiration of the previous 2006 Share Incentive Plan. Under the 2016 Share Incentive Plan, the Company is authorized to issue up to 10,000,000 common shares pursuant to awards (including options) granted to its employees, directors and consultants. The 2016 Share Incentive Plan is effective upon its adoption by the board and continue in effect for a term of ten years unless sooner terminated. Since the adoption of the 2016 Share Incentive Plan, the Company has granted a total of 2,514,934 NES, among which 1,485,630 and 1,029,304 were granted in the years ended May 31, 2018 and 2019, respectively. 47,006 and 77,224 shares were forfeited during the years ended May 31, 2018 and 2019, respectively.

The Company’s board of directors may at any time amend, suspend or terminate the 2016 Share Incentive Plan. The following amendments to the 2016 Share Incentive Plan require approval from the shareholders (i) increase of the number of shares available under the 2016 Share Incentive Plan, (ii) extension of the term of the 2016 Share Incentive Plan, (iii) extension of the exercise period of an option beyond ten years, and (iv) any other amendments about which shareholders’ approval are necessary and desirable under applicable laws or stock exchange rules. The 2016 Share Incentive Plan is effective upon its adoption by the board and continue in effect for a term of ten years unless sooner terminated.

The share option activities for the year ended May 31, 2019 are summarized as follows:

	Number of share options	Weighted- average exercise prices	Weighted-average remaining contractual life	Aggregated intrinsic value
		US$	years	US$
Options outstanding as of May 31, 2018	5,852	2.02	0.57	475

Exercised	—	—
Canceled	(5,852)	2.02

Options outstanding as of May 31, 2019	—	—		—

Options exercisable as of May 31, 2019	—	—		—

The total intrinsic value of share options exercised during the years ended May 31, 2017, 2018 and 2019 were US$2,133, US$38 and nil, respectively. As of May 31, 2019, there were no unrecognized compensation expense related to share options granted.

During the year ended May 31, 2019, 952,000 treasury stock had been repurchased and were available for future issuance of the exercise the vested share options and NES. As of May 31, 2019, 11,285,510 common shares out of 17,000,000 common shares were held by the depositary bank, and 2,257,092 shares out of 6,198,349 treasury stock had been issued to employees and directors upon the exercise of their vested share options.

The exercise price of share options is at least 100% of the common share fair value on the date of the grant. The term of a share option is up to ten years from the date of grant. The share options generally vest over three years at six-month vesting increments per year.

NES

During the year ended May 31, 2019, 422,327 common shares and 59,477 treasury stock had been issued to employees and directors upon the vesting of their NES. As of May 31, 2019, 5,136,817 common shares out of 17,000,000 common shares held by the depositary bank had been issued to employees and directors upon the vesting of their NES, and 2,989,257 shares out of 6,198,349 treasury stock had been reissued to employees and directors upon the vesting of their NES.

The NES activities under the 2016 Share Incentive Plan for the year ended May 31, 2019 are summarized as follows:

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$
NES outstanding as of June 1, 2018	1,438,624	82.75
Granted	1,029,304	52.75
Vested	(481,804)	82.75
Forfeited	(77,224)	75.05

NES outstanding as of May 31, 2019	1,908,900	66.89

NES vested and expect to vest as of May 31, 2019	1,908,900

The total fair value of NES vested during the years ended May 31, 2017, 2018 and 2019 were US$3,783, US$24,167 and US$39,869, respectively. The weighted average grant date fair value of NES granted during the years ended May 31, 2017, 2018 and 2019 were US$47.19, US$82.75 and US$52.75, respectively. As of May 31, 2019, the total unrecognized compensation expenses for NES of US$50,904 are expected to be recognized over a weighted average period of 1.48 years.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of US$20,287, US$57,443 and US$63,315 for the years ended May 31, 2017, 2018 and 2019, respectively.

Koolearn Share Incentive Plan

On July 13, 2018, the board of directors of Koolearn Holding approved an employee’s share option plan (the “Koolearn Share Incentive Plan).

The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Koolearn Share Incentive Plan at any time must not exceed 47,836,985 (representing approximately 5.23% of the total number of shares in issue immediately before the date of the commencement of dealings in the shares on the Stock Exchange (without taking into account any shares that may be issued upon the Listing and any over-allotment option).

On March 7, 2019, pursuant to the list of grantees and respective numbers of options approved by the board of directors of Koolearn Holding, Koolearn Holding granted a total of 47,836,985 options to 144 grantees, including the directors, senior management of Koolearn Holding, contractors and other employees of the Group. The exercise period is 6 years from the listing date of Koolearn Holding and the exercise price is US$1.13.

The movements of share options under the Koolearn Share Incentive Plan for the year ended May 31, 2019 are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Granted on March 7, 2019	47,836,985	1.13
Forfeited	(3,065,500)	1.13
Cancelled	(31,000)	1.13

Outstanding as of May 31, 2019	44,740,485	1.13

The grant date fair value of the option per share is US$0.52 and the estimated fair value of the share options granted was US$21,613 on March 7, 2019.

The Group used the discounted cash flow method to determine the fair value of underlying ordinary shares of Koolearn Holding with the assistance of an independent appraiser. Based on the fair value of the underlying ordinary shares of Koolearn Holding, the Group used the binomial option-pricing model to determine the fair value of the share option as of the grant date. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.

	March 7, 2019 Koolearn Share Incentive Plan
Weighted average share price	US$	1.19
Exercise price	US$	1.13
Expected volatility		46.8%
Expected life		6 years
Risk-free rate		2.49%
Expected dividend yield		0.00%

Koolearn Holding recorded the related compensation expense of US$8,021 for the year ended May 31, 2019, in relation to the share options issued under the Koolearn Share Incentive Plan.

19.	INCOME TAXES

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

United States (“US”)

Walkite US and Blingabc are incorporated in the U.S.A. and are subject to federal income tax and state income tax at 21% and 8.84%, respectively.

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

United Kingdom (“UK”)

Walkite UK and Overseas UK are incorporated in the UK and are subject to income tax rate at 19%.

Australia

Overseas AU is incorporated in Australia and is subject to income tax rate at 30%.

Hong Kong

Smart Shine, Winner Park, Elite Concept, One World, Garden House, Koolearn Tech and Asia Pacific are incorporated in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. Elite Concept and Smart Shine received special dividend of nil, US$69,567 and US$43,420 during the years ended May 31, 2017, 2018 and 2019, respectively. Withholding taxes of nil, US$6,957 and US$2,171 in connection with the dividends were fully paid during the years ended May 31, 2017, 2018 and 2019, respectively.

PRC

The Company’s PRC subsidiaries, the VIEs, the VIE’s subsidiaries and schools are subject to 25% standard enterprise income tax except for those accepted as qualified for small-scale enterprises, or granted preferential tax treatment.

Significant components of provision for income taxes for the years ended May 31, 2017, 2018 and 2019 were as follows:

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Current:
PRC	51,142	72,785	103,031

Deferred:
PRC	(518)	(13,377)	(17,317)

Total provision for income taxes	50,624	59,408	85,714

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. Beijing Decision, Beijing Hewstone, Beijing Smart Wood, Beijing Pioneer, Beijing Joy Trend, Beijing Right Time, Dogwood and Xuncheng continued to qualify as HNTE and were subject to a tax rate of 15% during the year ended May 31, 2019.

Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the Enterprise Income Tax (“EIT”) for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Top, Beijing Shenghe, Beijing Magnificence and Beijing Jinghong were qualified as NESE and enjoyed the EIT tax benefit from January 2014 to December 2018, from January 2014 to December 2018, from January 2015 to December 2019 and from January 2017 to December 2021, respectively.

Beijing Top and Beijing Shenghe have recognized as HNTE in November 2018 and obtained the tax approval from the relevant state tax bureau. These two companies entitled to enjoy the tax rate of 15% since January 1, 2019.

Since its establishment through May 31, 2019, Beijing Haidian School was not required by the governing tax bureau to pay any EIT. If Beijing Haidian School is required to pay EIT in the future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2018	2019
	US$	US$
Deferred tax assets
Allowance doubtful accounts	1,965	3,523
Accrued expenses	32,253	43,212
Net operating loss carry-forward	14,611	22,299
Tax impact from the long term investments disposed to related party	—	1,521

Total deferred tax assets	48,829	70,555
Less: valuation allowance	(5,506)	(9,088)

Total deferred tax assets, net	43,323	61,467

Deferred tax liabilities
Acquired assets	3,308	5,038
Tax impact from the unrealized gain on available-for-sale investments	8,825	13,743

Total deferred tax liabilities	12,133	18,781

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$5,506 and US$9,088 as of May 31, 2018 and 2019, respectively.

As of the year ended May 31, 2019, the Group had net operating loss carried-forwards of US$92,721 from the Company’s PRC subsidiaries, the VIEs, the VIE’s subsidiaries and schools which will expire on various dates from May 31, 2020 to May 31, 2024.

A reconciliation of the effective tax rates from 25% statutory tax rates for the years ended May 31, 2017, 2018 and 2019 was as follows:

	For the years ended May 31,
	2017	2018	2019
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Effect of not deductible expenses for tax purposes	2.03	4.35	16.70
Tax effect of exempt entities	(7.85)	(8.10)	(6.91)
Effect of tax holiday	(5.56)	(5.70)	(9.73)
Changes in valuation allowance	0.11	0.43	1.13
Effect of dividend withholding tax	1.58	0.66	0.77

Effective tax rate	15.31	16.64	26.96

If the WFOE and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates for the years ended May 31, 2017, 2018 and 2019, the increase in income tax expenses and the decrease in net income per share amounts would be as follows:

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Increase in income tax expenses	42,895	48,444	51,002
Decrease in net income per share - basic	0.27	0.31	0.32
Decrease in net income per share - diluted	0.27	0.31	0.32

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

If the Company were to be a non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by the PRC schools and subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. During the year ended May 31, 2018, Beijing Hewstone, Shanghai Smart Words, Beijing Smart Wood and Beijing Pioneer paid US$6,957 withholding tax when they paid a special dividend to their parent companies, Elite Concept and Smart Shine. In November 2018, Elite Concept started to enjoy a preferential tax rate of 5% under tax treaty treatment. During the year ended May 31, 2019, Beijing Decision paid US$2,171 withholding tax when they paid a special dividend to Elite Concept.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs that are available for distribution were US$1,819,317 and US$1,972,912 as of May 31, 2018 and 2019, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2017, 2018 and 2019. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

20.	NET INCOME PER SHARE

The computation of basic and diluted net income per common share for the years ended May 31, 2017, 2018 and 2019 was as follows:

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Numerator:
Net income attributable to New Oriental
Education & Technology Group Inc.’s shareholders	274,457	296,130	238,065

Net income available for future distribution	274,457	296,130	238,065

Denominator
Weighted average common shares outstanding Basic	157,551,320	158,168,794	158,293,890

Plus: incremental weighted average common shares from assumed exercise of share options and vesting of NES using the treasury stock method	435,074	387,706	745,455

Weighted average common shares outstanding Diluted	157,986,394	158,556,500	159,039,345

Net income per common share
- Basic	1.74	1.87	1.50
- Diluted	1.74	1.87	1.50

There was no employee share options excluded from the dilutive share calculation for the years ended May 31, 2017, 2018 and 2019 due to anti-dilutive effects.

21.	RELATED-PARTIES TRANSACTIONS

The Group had the following balances and transactions with related parties:

(a) Balances:

			Amounts due from related parties, current As of May 31,		Amounts due to related parties, current As of May 31,
	Notes	Relationship	2018	2019	2018	2019
			US$	US$	US$	US$
Metropolis Holding China Limited (“Metropolis”)	(1)	Company controlled by Mr. Yu	787	15,581	—	—
Beijing Dianshi Jingwei Technololy Co., Ltd (“Dianshi Jingwei”)	(2)	Equity method investee	—	15,211	—	—
Education Industry Fund		Equity method investee	—	8,692	—	—
Beijing MaxEn International Education Consulting Company Limited (“MaxEn”)		Equity method investee	374	—	13	207
Others	(5)		434	3,160	17	265

Total			1,595	42,644	30	472

			Amounts due from related parties, non-current As of May 31,
	Notes	Relationship	2018		2019
			US$		US$
Metropolis	(1)	Company controlled by Mr. Yu	2,226		1,204

Total			2,226		1,204

(b) Transactions:

			Rental expenses For the years ended May 31,
			2017	2018	2019
			US$	US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	6,790	7,899	7,888

			Loans provided to related parties For the years ended May 31,
			2017	2018	2019
			US$	US$	US$
Dianshi Jingwei	(2)	Equity method investee	—	—	61,155
Haiwei Career	(3)	Equity method investee	3,965	—	—
Beijing Weixue Mingri Network Technology Co., Ltd. (“Weixue Mingri”)	(4)	Equity method investee	1,733	—	—
Great Thanks Holdings Limited		Company established by the shareholder of the equity method investee	1,450	—	—

Total			7,148	—	61,155

			Revenues For the years ended May 31,
			2017	2018	2019
			US$	US$	US$
Beijing Fishpond Software Technology Co., Ltd. (“Fishpond”)		Equity method investee	—	—	1,060
Others	(6)		90	92	—

Total			90	92	1,060

			Cost For the years ended May 31,
			2017	2018	2019
			US$	US$	US$
EEO		Equity securities without readily determinable fair values investee	—	—	2,408
Dongfang Heli		Equity method investee	—	—	1,064
Others	(6)		23	—	460

Total			23	—	3,932

(1)

Since April 2010, the Group began renting a large portion of a building owned by Metropolis for office space. In March 2012, Metropolis was acquired by a company wholly-owned by Mr. Yu, the Group’s executive chairman. As a result, Metropolis became a related party of the Group. As of May 31, 2019, the current and non-current amounts due from Metropolis were US$15,581 and US$1,204, respectively, which represented prepaid rent and deposit for the building and the unpaid cash consideration for acquiring Dongfang Heli. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by the Group’s board of directors.

(2)

In April 2016, the Group sold 51% of the equity interest of its fully-owned subsidiary Dianshi Jingwei and Dianshi Jingwei became an equity method investee of the Group. As of May 31, 2019, there were four outstanding loans provided by the Group to Dianshi Jingwei with annual interest rate of 10% and an outstanding balance of US$15,211. The original period of these loans were 180 days which initially expired and the Group extended US$5,794 loan to October 9, 2019 and extended US$9,417 loan to December 30, 2019. During the year ended of May 31, 2019, no interests were received by the Group. The extended loans were personally guaranteed by Mr. Yu and Mr. Yunhai Jia (“Mr. Jia”), the chief executive officer of Dianshi Jingwei.

According to the loan agreements, if Dianshi Jingwei defaults on the loan payments and interests, the Group has the right to convert the unpaid loans into Dianshi Jingwei’s equity. In addition, a total of US$45,944 loans were borrowed and repaid Dianshi Jingwei within a short period of time during the year ended May 31, 2019. Subsequent to May 31, 2019, another RMB50 million was extended to Dianshi Jingwei with the extended maturity date on December 31, 2019.

(3)

In October 2014, Haiwei Career formed a joint venture with the Group. As a result, Haiwei Career became a related party of the Group. In 2018, Haiwei Career was consolidated by the Group through business acquistion. All transaction and balances between the Group and Haiwei Career are eliminated since then.

(4)

The amount due from Weixue Mingri in 2017 represented the non-interest bearing loans provided by the Group to support its daily operation and the outstanding loans were fully written off by the Group in fiscal year 2017. Weixue Mingri was a long-term investment under equity method and carrying amount of such investment was nil.

(5)	As of May 31, 2018 and 2019, the balance in “others” included the current receivables from long-term investees.
(6)	As of May 31, 2019, the balance in “others” included the revenue and cost from long-term investees.

22.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Group has certain operation-leases for offices, classroom and warehouse facilities. The terms of substantially all of these leases are ten years or less. Future minimum lease payments under non-cancelable operating leases as of May 31, 2019 were as follows:

US$
Years ending May 31:
2020	360,972
2021	337,751
2022	297,379
2023	212,814
2024	143,899
Thereafter	162,882

Total	1,515,697

Rental expenses for the years ended May 31, 2017, 2018 and 2019 related to all cancelable and non-cancelable leases were US$199,329, US$320,877 and US$376,480, respectively.

Capital commitments

As of May 31, 2019, the future minimum capital commitments were as follows:

US$
Capital commitment for the purchase of property and equipment	1,665
Capital commitment for leasehold improvements	24,395

26,060

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

23.	NON-CONTROLLING INTERESTS

Non-controlling interests
US$
Balance as of June 1, 2017	39,130
Capital contribution from non-controlling interests and new non-controlling interests recognized in acquisitions	2,015
Capital reduction of non-controlling interests	(28,652)
Dividend declared	(231)
Unrealized gain on available-for-sale investments	164
Foreign currency translation adjustment	2,949
Net income attributed to non-controlling interests	1,107

Balance as of May 31, 2018	16,482

New non-controlling interests recognized in an acquisition	288
Purchase of non-controlling interests	(1,696)

Non-controlling interests
US$
Disposal of a subsidiary	80
Capital contribution from non-controlling interests	5,317
Change in non-controlling interests resulting from Koolean Holding’s IPO, net of issuance cost	94,136
Reclassification of redeemable non-controlling interests	60,934
Unrealized gain on available-for-sale investments	465
Foreign currency translation adjustment	(1,376)
Net loss attributed to non-controlling interests	(10,219)

Balance as of May 31, 2019	164,411

The effects of changes in the Company’s ownership interest on the Company’s equity were as follows:

	For the years ended May 31,
	2018	2019
	US$	US$
Net income attribute to New Oriental Education & Technology Group Inc.’s shareholders	296,130	238,065
Decrease in the Group’s additional paid-in capital resulting from disposal of a subsidiary	—	(371)
(Decrease) Increase in the Group’s additional paid-in capital resulting from reclassification and capital injection of non-controlling interests	(113,784)	160,871
Increase in the Group’s additional paid-in capital resulting from the change in non-controlling interests resulting from Koolearn Holding’s IPO	—	139,211
Decrease in the Group’s additional paid-in capital resulting from repurchase shares from non-controlling interests	(63,721)	(15,190)

Changes from net income attributable to New Oriental Education & Technology Group Inc.’s shareholders and transfers to non-controlling interests	118,625	522,586

24.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group identified seven operating segments, including language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour, for the years ended May 31, 2017, 2018 and 2019. Language training and test preparation has been identified as a reportable segment. Online education, content development and distribution, overseas study consulting services, pre-school education, primary and secondary school education and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and operating income. Net revenues, operating cost and expenses, operating income, and total assets by segment were as follows:

For the year ended May 31, 2017

	Language training and test preparation courses	Others	Consolidated
	US$	US$	US$
Net revenues	1,510,497	289,012	1,799,509

Operating cost and expenses:
Cost of revenues	(623,364)	(126,222)	(749,586)
Selling and marketing	(146,544)	(61,919)	(208,463)
General and administrative	(363,949)	(74,723)	(438,672)
Unallocated corporate expenses	—	—	(140,639)

Total operating cost and expenses	(1,133,857)	(262,864)	(1,537,360)

Operating income	376,640	26,148	262,149

Segment assets	1,361,261	606,955	1,968,216
Unallocated corporate assets	—	—	956,763

Total assets	1,361,261	606,955	2,924,979

For the year ended May 31, 2018

	Language training and test preparation courses	Others	Consolidated
	US$	US$	US$
Net revenues	2,022,978	424,452	2,447,430

Operating cost and expenses:
Cost of revenues	(869,012)	(196,728)	(1,065,740)
Selling and marketing	(193,851)	(99,549)	(293,400)
General and administrative	(504,985)	(108,343)	(613,328)
Unallocated corporate expenses	—	—	(212,003)

Total operating cost and expenses	(1,567,848)	(404,620)	(2,184,471)

Operating income	455,130	19,832	262,959

Segment assets	1,898,504	844,691	2,743,195
Unallocated corporate assets	—	—	1,234,517

Total assets	1,898,504	844,691	3,977,712

For the year ended May 31, 2019

	Language training and test preparation courses	Others	Consolidated
	US$	US$	US$
Net revenues	2,605,829	490,662	3,096,491

Operating cost and expenses:
Cost of revenues	(1,128,355)	(247,914)	(1,376,269)
Selling and marketing	(212,170)	(145,228)	(357,398)
General and administrative	(675,315)	(149,193)	(824,508)
Unallocated corporate expenses	—	—	(236,409)

Total operating cost and expenses	(2,015,840)	(542,335)	(2,794,584)

Gain on disposal of a subsidiary	—	—	3,627
Operating income (loss)	589,989	(51,673)	305,534

Segment assets	2,226,344	1,118,884	3,345,228
Unallocated corporate assets	—	—	1,301,331

Total assets	2,226,344	1,118,884	4,646,559

25.	MAINLAND CHINA CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$89,709, US$129,334 and US$178,057 for the years ended May 31, 2017, 2018 and 2019, respectively.

26.	STATUTORY RESERVE

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and the VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended May 31, 2017, 2018 and 2019, US$1,749, US$1,830 and US$1,875 were accrued for the general reserve, respectively.

The PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended May 31, 2017, 2018 and 2019, appropriations to the development fund amounted to US$33,529, US$41,713 and US$40,136, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$35,278, US$43,543 and US$42,011 to statutory reserves during the years ended May 31, 2017, 2018 and 2019, respectively.

27.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs and the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends, except in the event of liquidation. The balance of restricted net assets was US$542,534 and US$472,924, of which US$448,103 and US$437,121 was attributed to the paid-in capital, additional paid-in capital and statutory reserves of the VIEs and US$94,431 and US$35,803 was attributed to the paid-in capital, additional paid-in capital and statutory reserves of the WFOEs, as of May 31, 2018 and 2019, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from the PRC companies to their offshore affiliated entities require governmental approval, and advances by the PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

28.	SUBSEQUENT EVENTS

On June 21, 2019, the Board of Directors of the Company passed a resolution to invest in VM EDU Fund I, L.P. (the “VC Fund”), a market-driven investment entity, and proposed to make capital commitment of US$100 million to the VC Fund as a limited partner. The Group has paid US$42 million in July 2019.

On July 5, 2019, the Board of Directors of the Company passed a resolution to subscribe 11.25% equity interests in Happy Seed (Cayman) Limited (“Happy Seed”), a company providing on-line education services for mathematics thinking, for a total cash consideration of US$18,000. The Group paid US$10,000 in August 2019.

On August 16, 2019, the Group entered into a purchase agreement with Tianjin Qiancheng Xiangyu Technology Limited Partnership to acquire its 49% equity interest in Dongfang Youbo for a cash consideration of approximately US$13,000. Dongfang Youbo is a subsidiary of the VIEs in the Group. Upon the completion of the acquisition, Dongfang Youbo is wholly owned by the Group. The Group is in the process of assessing the accounting.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of May 31,
	2018	2019
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	5,537	3,830
Term deposits	—	69,000
Prepaid expenses and other current assets	7,358	18,342

Total current assets	12,895	91,172
Amounts due from related parties	80,603	61,509
Deferred tax assets	1,170	—
Long-term investments	228,471	255,899
Investments in its subsidiaries and the VIEs	1,758,551	2,153,069

Total assets	2,081,690	2,561,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	1,021	15,785
Amounts due to related parties	89,080	88,721

Total current liabilities	90,101	104,506
Long-term Loan	—	96,457

Total liabilities	90,101	200,963

Equity:
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2018 and 2019; 158,379,387 and 158,801,714 shares issued as of May 31, 2018 and 2019; 158,319,910 and 157,849,714 shares outstanding as of May 31, 2018 and 2019, respectively)	1,584	1,588
Treasury stock	(1)	(10)
Additional paid-in capital	129,059	428,959
Retained earnings	1,616,061	1,953,156
Accumulated other comprehensive income (loss)	244,886	(23,007)

Total shareholders’ equity	1,991,589	2,360,686

Total liabilities and equity	2,081,690	2,561,649

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Operating expenses
General and administrative	18,236	14,435	69,360

Total operating expenses	18,236	14,435	69,360

Operating loss	(18,236)	(14,435)	(69,360)
Interest income	122	16	382
Equity in earnings of its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools	292,571	310,549	300,633
Loss from fair value change of long-term investments	—	—	6,410

Net income	274,457	296,130	238,065

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Net income	274,457	296,130	238,065

Other comprehensive income, net of tax
Foreign currency translation adjustment	(46,331)	76,344	(188,982)
Unrealized gain on available-for-sale investment, net of tax effect of nil, US$(1,170) and US$1,134 for the years ended May 31, 2017, 2018 and 2019, respectively	22,544	129,381	19,018

Other comprehensive (loss)/ income	(23,787)	205,725	(169,964)

Comprehensive income attributable to New Oriental Education & Technology Group Inc.’s shareholders	250,670	501,855	68,101

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2017	2018	2019
	US$	US$	US$
Cash flows from operating activities
Net income	274,457	296,130	238,065
Adjustments to reconcile net income to net cash provided by operating activities
Equity in earnings of its subsidiaries, the VIEs, the VIE’s subsidiaries and schools	(292,571)	(310,549)	(300,633)
Dividend received from subsidiaries	43,417	38,471	—
Realized gain from long-term investments	—	(4,785)	—
Loss from fair value change of long-term investments	—	—	(6,410)
Share-based compensation expenses	20,287	57,443	63,315
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	5,404	(7,148)	—
Amounts due from related parties	—	(30,307)	19,094
Accrued expenses and other current liabilities	(2,341)	(2,653)	15,367
Amounts due to related parties	(40,207)	12,903	—

Net cash provided by operating activities	8,446	49,505	28,798

Cash flows from investing activities
Investments in term deposits	—	10,000	(69,000)
Payment for available-for-sale investments	(1,000)	(2,766)	(2,000)
Proceed from long-term investments	—	9,285	—
Loans to related parties	—	(1,487)	—
Investments in a subsidiary	(8,500)	(10)	—

Net cash (used in) provided by investing activities	(9,500)	15,022	(71,000)

Cash flows from financing activities
Proceeds from long-term loan	—	—	96,457
Cash paid for shares repurchase	—	—	(55,962)
Proceeds from issuance of common shares upon exercise of share options	542	1	—
Loan from a related party	—	690	—
Cash paid for dividend	—	(71,153)	—

Net cash provided by (used in) financing activities	542	(70,462)	40,495

Net decrease in cash and cash equivalents	(512)	(5,935)	(1,707)
Cash and cash equivalents, beginning of year	11,984	11,472	5,537

Cash and cash equivalents, end of year	11,472	5,537	3,830

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

3.	INCOME TAXES

The Company is a company incorporated in the Cayman Islands, therefore, is not subject to income taxes for all the years presented.

4.	RELATED-PARTY TRANSACTIONS

The following represented the related party balances as of May 31, 2018 and 2019:

	As of May 31,
	2018	2019
	US$	US$
Amounts due from related parties:
Winner Park	12	12
Smart Shine	1,420	1,420
Elite Concept	79,171	60,077

	80,603	61,509

Amounts due to related parties:
Elite Concept	359	—
Abundant	82,487	82,487
New Oriental China	6,234	6,234

	89,080	88,721

All related party balances were non-interest bearing and unsecured. The amounts due to related parties will be paid upon demand.