Form 20-F
period 2020-05-31
New Oriental Education & Technology Group Inc.
filed 2020-09-16
CIK 1372920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2020.
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
American depositary shares, each representing one common share *	EDU	New York Stock Exchange
Common shares, par value US$0.01 per share **		New York Stock Exchange
*	Effective on August 18, 2011, the ratio of ADSs to our common shares was changed from one ADS representing four common shares to one ADS representing one common share.
**	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
158,540,080

common shares, par value US$0.01 per share, as of May 31, 20
20
.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes

☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark whether the registrant has filed a report on
and
attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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

•
“New Oriental China” refers to New Oriental Education & Technology Group Co., Ltd., formerly known as Beijing New Oriental Education & Technology (Group) Co., Ltd., which is a domestic PRC company and our variable interest entity whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•
“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding students enrolled in our kindergarten, primary and secondary schools;

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
Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form
20-F
is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form
20-F
were made at a rate of RMB7.1348 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.
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
Our Selected Consolidated Financial Data
The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2018, 2019 and 2020 and the consolidated balance sheet data as of May 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statement of operations data for the fiscal years ended May 31, 2016 and 2017 and the selected consolidated balance sheet data as of May 31, 2016 and 2017 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2016 and 2017, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
( in thousands of US$ except share and per share dat a )	2016	2017	2018	2019	2020
Selected Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	1,309,339	1,608,954	2,165,152	2,785,254	3,230,378
Books and other services	169,009	190,555	282,278	311,237	348,304

Total net revenues	1,478,348	1,799,509	2,447,430	3,096,491	3,578,682
Operating cost and expenses: (1)
Cost of revenues	(614,364)	(749,586)	(1,065,740)	(1,376,269)	(1,588,899)
Selling and marketing	(197,897)	(232,826)	(324,249)	(384,287)	(445,259)
General and administrative	(471,010)	(554,948)	(794,482)	(1,034,028)	(1,145,521)

Total operating cost and expenses	(1,283,271)	(1,537,360)	(2,184,471)	(2,794,584)	(3,179,679)

Gain on disposal of a subsidiary	3,760	—	—	3,627	—

Operating income	198,837	262,149	262,959	305,534	399,003
Other income, net:
Interest income	66,861	61,445	84,838	97,530	116,117
Interest expense	—	—	—	(1,615)	(4,627)
Realized gain from long-term investments	—	7,086	7,366	26,379	407
Impairment loss from long-term investments	—	(2,338)	(980)	(5,919)	(31,750)
Loss from fair value change of long-term investments	—	—	—	(104,636)	(18,451)
Miscellaneous income (loss), net	1,586	2,367	2,841	(1,424)	27,137

Provision for income taxes:
Current	(39,467)	(51,142)	(72,785)	(103,031)	(142,992)
Deferred	1,936	518	13,377	17,317	8,630

Provision for income taxes	(37,531)	(50,624)	(59,408)	(85,714)	(134,362)

(Loss) gain from equity method investments	(4,425)	(3,289)	(379)	(2,289)	1,385

Net income	225,328	276,796	297,237	227,846	354,859

	For the Years Ended May 31,
( in thousands of US$ except share and per share dat a )	2016	2017	2018	2019	2020
Less: Net income (loss) attributable to noncontrolling interests	444	2,339	1,107	(10,219)	(58,474)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	224,884	274,457	296,130	238,065	413,333

Net income per common share attributable to shareholders of New Oriental Education & Technology Group Inc. (2)
-Basic	1.43	1.74	1.87	1.50	2.61

-Diluted	1.43	1.74	1.87	1.50	2.59

Weighted average shares used in calculating basic net income per common share	156,782,439	157,551,320	158,168,794	158,293,890	158,429,576
Weighted average shares used in calculating diluted net income per common share	157,391,686	157,986,394	158,556,500	159,039,345	159,536,890

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:
(2)	Each ADS represents one common share.

	For the Years Ended May 31,
(in thousands of US$)	2016	2017	2018	2019	2020
Cost of revenues	—	—	—	134	2,224
Selling and marketing	—	—	—	1,205	4,227
General and administrative	16,810	20,287	57,443	69,997	55,606

Total	16,810	20,287	57,443	71,336	62,057

The following table presents our selected consolidated balance sheet data as of May 31, 2016, 2017, 2018, 2019 and 2020:

	As of May 31,
(in thousands of US$)	2016	2017	2018	2019	2020
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	709,209	641,018	983,319	1,414,171	915,057
Total assets	2,354,834	2,924,979	3,977,712	4,646,559	6,556,885
Total current liabilities	918,190	1,202,681	1,750,884	2,006,224	2,479,364
Total liabilities	920,172	1,204,901	1,763,017	2,121,462	3,687,074
Total mezzanine equity	—	—	206,624	—	—
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,404,572	1,680,948	1,991,589	2,360,686	2,733,295
Noncontrolling interests	30,090	39,130	16,482	164,411	136,516
Total equity	1,434,662	1,720,078	2,008,071	2,525,097	2,869,811

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also need to hire teachers who are capable of delivering innovative and inspirational instruction. The number of teachers in China with the necessary experience and language proficiency to teach our courses is limited and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process, in particular as we continue to expand and add teachers to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards, school curriculum, and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across our education services in different geographic locations. In addition, PRC laws and regulations may require our teachers to have requisite licenses. For example, teachers in kindergartens and primary and secondary schools are required to obtain the teacher licenses. The State Council Circular 80 and the Implementation Opinion on Regulating Online After-school Tutoring Activities further require teachers in training schools to apply for teacher licenses, if they teach certain academic subjects in the primary and secondary education stage. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses on a timely basis, or at all, we may be required to rectify such non-compliance
and may not be able to continue to retain such teachers. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.
Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.
We believe that market awareness of our “New Oriental” brand has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “New Oriental” brand is critical to maintaining our competitive advantage. We offer a diverse set of programs, services and products to student populations of all ages across China. As we continue to grow in size, expand our program, service and product offerings and extend our geographic reach, maintaining quality and consistency may be more difficult to achieve.

We have mainly relied on
word-of-mouth
referrals to attract prospective students. We also use various marketing and promotion activities, such as summer promotion programs, online demo courses, social media promotions and outdoor advertising campaigns to promote our brand and course offerings. We cannot, however, assure you that these or our other marketing efforts will be successful in promoting our brand to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our programs, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected. In addition, any negative publicity relating to our company or our programs and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.
Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.
We have increased the number of our schools in China from 25 as of May 31, 2006 to 104 as of May 31, 2020, and the number of our learning centers in China from 86 as of May 31, 2006 to 1,361 as of May 31, 2020. We may continue to expand our operations in different geographic locations in China. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new schools and learning centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.
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
In order to develop, improve, promote and deliver new products and services, we cooperate with various leading international education content providers and are required to obtain licenses from others from time to time. For example, we have worked with Cambridge University Press, Oxford University Press, Educational Testing Service, Cengage Learning, the Northern Consortium (NCUK) and other education content providers in distributing their education materials in China. With access to such high-quality education content, we further develop localized products that best serve the needs for millions of students and families in the China market. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.
We have been involved in other claims and legal proceedings against us relating to infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of our programs, and may be subject to further claims in the future, particularly in light of the uncertainties in the interpretation and application of intellectual property laws and regulations. Furthermore, if printed publications or other materials that we or our teachers author and/or distribute contain materials that government authorities find objectionable, these publications may have to be recalled, which could result in increased expenses, loss in revenues and adverse publicity. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our programs, services and products or be required to make changes to our course materials or websites. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our teaching, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial position.

We may lose our competitive advantage and our reputation, brand and operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property rights.
We consider our trademarks and trade name invaluable to our ability to continue to develop and enhance our brand recognition. We have spent over 20 years building our “New Oriental” brand by emphasizing quality and consistency and building trust among students and parents. From time to time, our trademarks and trade name have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. However, preventing trademark and trade name infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our trademarks and trade name by unrelated third parties may damage our reputation and brand. In addition, we have spent significant time and expense developing or licensing and localizing the content of our educational materials to enrich our product offerings and meet students’ needs. There can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.
We face significant competition in each major program we offer and each geographic market in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.
The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. For example, we face competition from companies that focus on providing
K-12
after-school tutoring services, test preparation and language training services in China.
Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards, school curricula or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, and they may be able to respond more promptly to changes in student preferences in these markets. We also face competition from online educational service providers that offer online after-school tutoring services, test preparation and language training courses. These online education service providers use advanced technologies such as online live broadcasting technologies, to offer their programs, services and products quickly and cost-effectively to a large number of students. We may have to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease of our revenues and profitability. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be adversely affected.

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of
COVID-19.
Since the beginning of 2020, there has been an outbreak of
COVID-19
in China and other countries. The severity of the outbreak has resulted in the temporary closure of schools, learning centers, and many corporate offices across China. From the end of January 2020, we stopped the operation of all learning centers nationwide and moved our offline classes to small size online live broadcasting classes through the in-house
developed OMO (online-merge-offline) system, which has played a fundamental role in reducing the impact of the
COVID-19
outbreak on our services and operation. We have gradually resumed our offline operations. However, we still experienced higher-than-normal refund rates from cancelation and deferments of our courses and challenges in acquiring new students in the third and the fourth fiscal quarters of 2020. Our total student enrollments in academic subjects for
K-12
after-school tutoring and test preparation courses in the third fiscal quarter of 2020 experienced a lower-than-normal increase of 2.3% year-over-year to approximately 1.6 million and our total student enrollments in academic subjects tutoring and test preparation courses in the fourth fiscal quarter of 2020 experienced a 6.2% year-over-year decrease to approximately 2.6 million. The pandemic caused delays in national exams and enrollments for our summer and autumn classes and the resurgence of the pandemic in certain cities, such as Beijing, has further delayed the resumption of schools, which in turn has shortened the summer holiday. In addition, the
COVID-19
pandemic has had a material and adverse impact, both economically and socially, in other countries, including the United States, the United Kingdom, Canada and other study-abroad destinations popular among Chinese students. The duration and intensity of disruptions resulting from the
COVID-19
outbreak in these countries remain uncertain. As a result, Chinese students may be discouraged from pursuing study-abroad in the year of 2020, if not longer, which in turn may negatively affect the demand for our overseas test preparation courses, English language training courses, and overseas consulting services. Our business and financial performance have been adversely affected by the outbreak of
COVID-19
in China and other countries since the beginning of 2020, and this is likely to continue throughout the current year and beyond.
We face risks related to health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our schools, learning centers and bookstores.
In addition to the impact of
COVID-19,
our business could also be materially and adversely affected by other health epidemics, such as H1N1 swine influenza, H7N9 bird flu, avian influenza, severe acute respiratory syndrome (SARS), Ebola or other disease. For example, the influenza A (H1N1) outbreak from 2009 to 2010 adversely affected our business and results of operations in the first and second fiscal quarters of 2010 as we experienced slower-than-usual
student enrollment growth and large numbers of cancellations and deferments in enrollments from registered students. In addition, we had to cancel classes whenever an enrolled student was diagnosed with influenza A (H1N1), as required by applicable health regulations. Any future outbreak of adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause cancellations or deferments of student enrollments and require the temporary closure of our schools, learning centers and bookstores while we remain obligated to pay rent and other expenses for these facilities, thus severely disrupting our business operations and materially and adversely affecting our liquidity, financial condition and results of operations.
Failure to adequately and promptly respond to changes in testing materials, admissions standards and PRC laws and regulations on school curriculum could cause our programs, services and products to be less attractive to students.
Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. These changes require us to continually update and enhance our course materials and our teaching methods. For example, on September 18, 2016, the Chinese Ministry of Education, or the MOE, promulgated the Guidance Opinions on Further Promoting the Reform of Exams and Entrance System for High Schools which promotes that the secondary school students shall participate the Secondary School Academic Proficiency Test, instead of participating in both the secondary school graduation exams and high school entrance exams, and the scores of students for certain subjects obtained in this Secondary School Academic Proficiency Test shall be taken into consideration for high school enrollment. In January 2017, the MOE promulgated new curriculum standards for the subject of science in primary schools, which took effect in the fall semester of 2017. In December 2017, the MOE issued the 2017 Curriculum Schemes and Curriculum Standards for Senior Secondary Schools, which was furthered amended in May 2020, and further issued the Opinions on the Implementing Work of the New Curriculums and the New Textbooks of Senior Secondary Schools in August 2018, both of which provides that the MOE developed a new nationwide senior secondary school curriculum system and organized the compilation of a group of new textbooks based on the new curriculum system, which shall be adopted in certain provinces from September 2019 and gradually expand to all other provinces by September 2022. We will adapt our tutoring programs and materials to new curriculum requirements promulgated from time to time. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our services and products and our business may be materially and adversely affected.
The success of our business depends on the continued use of admissions and assessment tests as a requirement for admission or graduation. However, the use of admissions tests in China may decline or fall out of favor with educational institutions and government authorities. For example, educational institutions and government authorities in China have recently initiated discussions and conducted early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of admission decisions based less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have also been certain changes in some geographic areas in the way the high school entrance exam is administered. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for certain of our services may decline, and our business may be materially and adversely affected.
In the United States, there has been a continuing debate regarding the usefulness of admissions and assessment tests to assess qualifications of applicants and many people have criticized the use of admissions and assessment tests as unfairly discriminating against certain test takers. If a large number of educational institutions abandon the use of existing admissions and assessment tests as a requirement for admission, without replacing them with other admissions and assessment tests, we may experience a decrease in demand for our overseas test preparation courses and our business may be adversely affected.
We experienced and may continue to experience a decrease in our margins.
Many factors may cause our gross and net margins to decline. For example, we began offering smaller-sized
classes for our short-term
K-12
after-school tutoring and test preparation courses since 2009 due to market trends. Although our smaller-sized
classes are highly profitable, they are marginally less profitable on average than our large classes. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. There is a risk that our margins could continue to decline in the future due to these factors.
New programs, services and products that we develop may compete with our current offerings.
We are constantly developing new programs, services and products to meet changes in student demands and respond to changes in testing materials, admissions standards, market needs and trends and technological changes. While some of the programs, services and products that we develop will expand our current offerings and increase student enrollments, others may compete with or render obsolete our existing offerings without increasing our total student enrollments. For example, our online courses may attract students away from our existing classroom-based courses, and our new schools and learning centers may attract students away from our existing schools and learning centers. If we are unable to expand our program, service and product offerings while increasing our total student enrollments and profitability, our business and growth may be adversely affected.
Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.
We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. Historically, our test preparation courses tend to have the highest revenue in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because a significant number of students enroll in our courses during summer vacation to prepare for admissions and assessment tests. In addition, we have generally experienced higher revenue in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our test preparation courses during the winter school holidays. Our
K-12
after-school tutoring courses tend to have higher revenue in the second half of our fiscal year, primarily because we gain more student enrollments as it gets closer to the exam season, such as the Zhongkao and Gaokao. However, our expenses vary, and certain of our expenses do not necessarily correspond with changes in our student enrollments and revenues. For example, we make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year and we pay rent for our facilities based on the terms of the lease agreements. In addition, other factors beyond our control, including health epidemics and special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. For example, the outbreak of
COVID-19
since the beginning of 2020 had adversely affected our financial and operating results in the third and fourth fiscal quarters of 2020. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our reputation, results of operations, financial condition and the trading price of our ADSs may be negatively affected by adverse publicity or other detrimental conduct against us.
Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation, result in our incurrence of substantial costs and distract our management’s attention and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after we issued a press release on July 17, 2012 disclosing that we were subject to the investigation by the U.S. Securities and Exchange Commission, or the SEC, and Muddy Waters LLC, an entity unrelated to us, which issued a report containing various allegations about us on July 18, 2012, the trading price of our ADSs declined sharply and we were inundated by numerous investor inquiries. In late 2016, there was negative media coverage referencing our small overseas study consulting division. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of shareholder class action lawsuits against us and some of our senior executive officers. In addition, certain of our directors are subject to alleged class actions due to their current or previous directorships in other listed companies. Our directors and executive officers may also face litigation or proceedings (including alleged or future securities class action) unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.
We may continue to be the target of adverse publicity and other detrimental conduct against us. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect our business, results of operations and financial condition and the trading price of our ADSs on the NYSE.
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
Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have expanded our offerings through internal development and external investments. Some of these operations have not generated significant or any profit to date, and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.
The continuing efforts of our senior management team and other key personnel are important to our success, and our business may be harmed if we lose their services.
It is important for us to have the continuing services of our senior management team, in particular, Mr. Michael Minhong Yu, our founder and executive chairman, who has been our leader since our inception in 1993. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily, and our business may be disrupted. Competition for experienced management personnel in the private education sector is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition
restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of China’s legal systems.
We generate a significant portion of our revenues from certain cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.
We derived
a significant portion
of our total net revenues for the fiscal year ended May 31, 2020 from our operations in Beijing, Hangzhou, Xi’an, and Shanghai, and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected. For example, the outbreak of
COVID-19
since the beginning of 2020 adversely affected our financial results and operations in the third and fourth fiscal quarter of 2020, see “Risks Related to Our Business—Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of
COVID-19.”
If we are not able to continually enhance our online programs, services and products and online education systems and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.
The market for online educational programs, services and products is characterized by rapid technological changes and innovation, such as artificial intelligence, as well as unpredictable product life cycles and user preferences. We must quickly modify our programs, services and products to adapt to changing student needs and preferences, technological advances and evolving internet practices to compete successfully in the online education market. Ongoing enhancement of our online offerings and related technology may entail significant expense and technical risk. We may fail to use new technologies effectively or adapt our online products or services and related technology on a timely and cost-effective basis. In addition, we developed the OMO standardized digital classroom teaching system in 2014, which has since evolved into an online education system that complements and supports students’ offline learning activities. We have applied the OMO system across our comprehensive educational service offerings. If our improvements to our online offerings and online education systems and the related technology are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material and adverse effect on the trading price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2020, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form
20-F
covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.
We do not have liability or business disruption insurance in some of our teaching facilities, and a liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results.
We could be held liable for accidents that occur at our schools, learning centers and other facilities, including indoor facilities where we organize certain summer camp activities and temporary housing facilities that we lease for our students from time to time. In the event of on-site
food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. We currently do not have liability insurance or business disruption insurance in some of our teaching facilities. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management from the operation of our business.
Capacity constraints or system disruptions to our computer systems or websites, any cybersecurity incidents, or a leak of student data could damage our reputation, limit our ability to retain students and increase student enrollments and require us to expend significant resources.
The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or unavailability of our online programs. Although we use elastic cloud computing with an aim to timely expand our online program infrastructure to meet demand for such programs, we cannot assure you this will be sufficient to meet the increasing demands of our students as our business continues to grow. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. We use various cloud data centers which enable us to restore service quickly in case of significant damage to our on-site
computer center.

Although we have built a backup system that runs on different servers for our operating data, we may still lose important student data or suffer disruption to our operations if there is a failure of the database system or the backup system. To ensure the confidentiality and integrity of our data, including confidential student, parent and teaching staff information, we have taken security measures and adopted internal policies to protect such data. However, our computer networks may be vulnerable to unauthorized access, hacking, computer viruses and other security problems. Computer hackers may attempt to penetrate our network security and our website. We have in the past experienced several computer attacks, although they did not materially affect our operations. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins,
sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service
attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. We could suffer economic and reputational damages and even bear legal liabilities if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any material compromise in the past. Any interruption to our computer systems or operations could have a material adverse effect on our ability to retain students and increase student enrollments.
We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches, which would increase the cost of our business and eventually have adverse effect on our financial conditions and results of operations.
Failure to comply with governmental regulation and other legal obligations concerning personal information protection may adversely affect our business, as we routinely collect, store and use personal information during our business.
We routinely collect, store and use personal information during our operations. We are subject to PRC laws and regulations governing the receiving, storing, sharing, using, processing, disclosure and protection of personal information on the Internet and mobile platforms. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Education—Regulation Related to Internet Information Security and Privacy Protection.” The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. We cannot assure you that we can adapt our operations to the requirements promptly. If we fail to comply with these laws and regulations, we may be penalized by the relevant authorities and be subject to litigation against us by consumer advocacy groups or others or negative publicity, and our operations or reputation could therefore be adversely affected.
Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere may discourage more students from studying in the United States, the United Kingdom and elsewhere outside of China, which could cause declines in the student enrollments for our courses.
Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, and the announcement of Brexit in June 2016, could have an adverse effect on our overseas test preparation courses and English language training courses. Recently, there have been heightened tensions in relations between the United States and China. The U.S. government has imposed, and may continue to impose, restrictions to limit the entry of certain Chinese students to pursue academic studies in the United States. Such events may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollments for our test preparation and English language training courses and could have an adverse effect on our overall business and results of operations.
We and certain of our directors and officers have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.

We will have to defend against putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” including any appeals of such lawsuits should our initial defenses be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the lawsuit. In the event that our initial defense of the lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome, including any plaintiff’s appeal of a judgment in the lawsuit, could have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day
operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.
We may need additional capital, and financing may not be available on terms acceptable to us, or at all.
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
We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially in the event of a severe and prolonged economic recession globally or in the jurisdictions where we operate. If we fail to raise additional funds, we may need to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to open additional schools and learning centers, acquire necessary technologies, products or businesses, hire, train and retain teachers and other employees, market our programs, services and products, or respond to competitive pressures or unanticipated capital requirements.
If we are unable to comply with the restrictions and covenants in the trust deed in connection with the 2025 Notes, or our current or future debt and other agreements, on our cash flow and liquidity could be adversely affected.
In July 2020, we completed an offering of US$300 million aggregate principal amount of 2.125% notes due 2025, or the 2025 Notes. If we are unable to comply with the restrictions and covenants in the trust deed in connection with the 2025 Notes, or our current or future debt and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the trust deed in connection with the 2025 Notes, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt, including the 2025 Notes, or result in a default under our other debt agreements, including the trust deed in connection with the 2025 Notes. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us. The occurrence of these events may have a material adverse effect on our cash flow and liquidity.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.
Our office, schools and learning centers are mainly located on leased premises. The lease term generally ranges from three to fifteen years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations, the violation of the prescribed usage of the leased properties, and the early termination of our lease agreements under applicable PRC laws and regulations.
In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us. Our business and legal teams followed an internal procedure to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. Furthermore, a few of our lessors have mortgaged the properties that we are renting. In the event that these properties are foreclosed on due to the lessors’ failure to perform their obligations to the creditors, we may not be able to continue to use such leased properties and may incur additional expenses for relocation.
In addition, we have not registered some of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. While the lack of registration would not affect the validity and enforceability of the lease agreements in practice, we may be required by the relevant governmental authorities to complete such registration, or otherwise be subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered.
According to the PRC fire safety laws and regulations, construction and renovation of buildings are subject to fire control approvals or fire control filings except for certain statutory exemptions. A portion of our leased properties may not fully comply with the fire control approval or fire control filing requirements. We also cannot assure you that the properties we lease in the future would fully comply with the relevant fire control laws and regulations. If our use of the leased properties is challenged by relevant government authorities for lack of fire control procedures, we may be subject to fines and may need to relocate our operations to other locations, which would incur additional expenses. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
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
In addition, foreign ownership in entities that provided value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunication business. To ensure compliance with the PRC laws and regulations, our online education business is operated by our majority-owned subsidiary, Koolearn Technology Holding Limited, or Koolearn, through a series of contractual arrangements with Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Beijing Xuncheng, and its subsidiaries and shareholders. These contractual arrangements enable Koolearn to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Xuncheng and its subsidiaries; (2) receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiaries in consideration for the services provided by Koolearn’s wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.” In this annual report, we refer to New Oriental China and Beijing Xuncheng as our variable interest entities, and to New Oriental China and its schools and subsidiaries as well as Beijing Xuncheng and its subsidiaries as our consolidated affiliated entities.
Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that, as of the date of this annual report:

•
(i) the corporate structure of New Oriental China and its schools and subsidiaries and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries and the wholly-owned subsidiaries of Koolearn in China are not in violation of existing PRC laws and regulations;

•
(i) the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China, and (ii) the contractual arrangements among Koolearn’s wholly-owned subsidiaries in China, Beijing Xuncheng and its subsidiaries and shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council issued the Opinions of the Central Committee of the Communist Party of China and State Council on Deepening Reform in Preschool Education, or Preschool Opinions. The Preschool Opinions provide that non-state
capital is prohibited from controlling
non-profit
kindergartens through contractual arrangements. In January 2019, the General Office of the State Council issued the Circular on Initiating the Rectification of Kindergartens Affiliated to the Residential Communities in Urban Areas, pursuant to which the community-affiliated kindergartens can only be registered as non-profit
kindergartens. As of the date of this annual report, we have not been requested by competent government authorities to unwind the contractual arrangements over our kindergartens.

The Preschool Opinions also provide that private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are prohibited from investing in for-profit
kindergartens using funds from the capital market and acquiring for-profit
kindergarten assets with stock or cash consideration. As advised by our PRC legal counsel, Tian Yuan Law Firm, the prohibition of private kindergartens from listing as public companies shall not have retrospective effect on private kindergartens that are already operated by a listed company prior to the promulgation of the Preschool Opinions, and as we have been a public company since 2006, our kindergartens do not fall within “listing as public companies by themselves or through packaging with other assets.” After the promulgation of the Preschool Opinions, we did not make investment in or acquisition of for-profit
private kindergartens in a way that is prohibited by the Preschool Opinions. As of the date of this annual report, the contribution of all kindergartens is immaterial to our business.
In addition, on August 10, 2018, the Ministry of Justice published for public comments a draft of the amended Implementation Rules for the Amended Private Education Law, or the Draft Amended Implementation Rules, which prohibit entities implementing group-based education from gaining control over non-profit
schools through contractual arrangements. As of the date of this annual report, we control two compulsory-education schools, Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School, which as required by the Private Education Law, can only be registered as non-profit
private schools. As of the date of this annual report, the Draft Amended Implementation Rules is still pending for approval and has not come into effect. Our PRC legal counsel is of the view that since the Draft Amended Implementation Rules has not come into effect and is not legally binding, the corporate structure of our company does not violate PRC laws currently in effect due to the existence of the Draft Amended Implementation Rules. Since the Draft Amended Implementation Rules does not define group-based education, there is uncertainty as to whether we are implementing group-based education. It is also uncertain whether we will be grandfathered under the Draft Amended Implementation Rules as our contractual arrangements over non-profit schools have been entered into prior to the Draft Amended Implementation Rules that is still pending to come into effect. If the Draft Amended Implementation Rules is promulgated as an effective regulation in the future in its current form, and if we are not allowed to operate our two compulsory-education schools under the Draft Amended Implementation Rules, we may be requested by competent government authorities to unwind our contractual arrangements over these two compulsory-education schools.
We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, if the relevant government authorities take a different view from ours on the Preschool Opinions and determine that our for-profit
and/or
non-profit
kindergartens shall be excluded from our company, we may be requested to unwind the contractual arrangements for some or all of our kindergartens.
It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, whether and how the Foreign Investment Law promulgated in March 2019, which came into effect on January 1, 2020, will impact the viability of our current corporate structure, corporate governance and business operations. See “Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”
We have been further advised by our PRC counsel that if we, any of our PRC subsidiaries or consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or consolidated affiliated entities;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and our consolidated affiliated entities;

•	restricting our right to collect revenues or limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring us to restructure our corporate structure or operations;

•	restricting or prohibiting our use of the proceeds of our future offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.
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
These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2018, 2019 and 2020, our consolidated affiliated entities contributed in aggregate 98.8%, 98.7% and 96.5%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP.
Our ability to enforce the equity pledge agreements between us and the shareholders of our variable interest entities may be subject to limitations based on PRC laws and regulations.
Pursuant to the equity pledge agreements among our subsidiaries in China, each of our variable interest entities and their respective shareholders, each shareholder of our variable interest entities agrees to pledge its equity interests in the variable interest entity to our subsidiaries to secure the performance by themselves and by our consolidated affiliated entities of their obligations under the relevant contractual arrangements. The equity pledges of shareholders of our variable interest entities under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Market Regulation, or the SAMR. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off
of the pledged equity. If any of our consolidated affiliated entities or any of the shareholders of our variable interest entities fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of our variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask our PRC subsidiary, a party to the option agreement with the shareholder of our variable interest entities, to designate another PRC person or entity to replace the shareholder pursuant to the direct transfer option we have under the option agreement.

In addition, for New Oriental China, the amount of registered equity interests pledged to our wholly-owned subsidiaries in the registration forms of the local branch of the SAMR was stated as RMB3,000,000, RMB18,500,000, RMB9,500,000, RMB14,000,000 and RMB5,000,000, respectively, which in aggregate represent 100% of the registered capital of New Oriental China. The equity pledge agreements with New Oriental China’s shareholder provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of New Oriental China. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of New Oriental China and its schools and subsidiaries for the benefit of us or our wholly-owned subsidiaries.
The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.
New Oriental China is the majority shareholder of Beijing Xuncheng, holding 74.494% of Beijing Xuncheng as of May 31, 2020. New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 12.4% of our total common shares issued and outstanding as of September 7, 2020. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or cause Beijing Xuncheng and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact
as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
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

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and our consolidated affiliated entities are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and our consolidated affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries and our consolidated affiliated entities are members of our or the respective entity’s senior management who have signed employment agreements with us under which they agree to abide by duties they owe to us.
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
The principal regulations governing private education in China are the Law for Promoting Private Education, or the Private Education Law, and the Implementation Rules for the Law for Promoting Private Education, or the Implementation Rules.
Before September 1, 2017, under the Private Education Law and its Implementation Rules, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be no less than 25% of the annual increase in the net assets of the school, if any.

On November 7, 2016, the Standing Committee of the National People’s Congress amended the Private Education Law, or the Amended Private Education Law, which took effect on September 1, 2017. Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private schools may choose to establish non-profit
or
for-profit
private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit
private schools. Sponsors of
for-profit
private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit
private schools are not entitled to any distribution of profits from their schools and the entire income must be used for the operations of the schools. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—The Law for Promoting Private Education and Its Implementation Rules.” Other than certain of our kindergartens, and our compulsory-education schools that are required to be non-profit
schools under the Amended Private Education law, we intend to register all of our schools as for-profit
private schools to the extent practicable under the relevant local rules and regulations.
However, as of the date of this annual report, only certain local governments have promulgated specific measures for registration of pre-existing
private schools. Furthermore, even for those places where specific measures for registration of pre-existing
private schools have been promulgated, some local government authorities in practice have not started to accept application for registration of pre-existing
private schools as
for-profit
schools. Therefore, we cannot assure you that our
pre-existing
private schools can all apply for and complete registration as for-profit
schools in a timely manner, or at all. Also, as measures for registration of pre-existing
private schools in many provinces are yet to be introduced, we also cannot assure you whether there will be other risks associated with such registration.
On August 10, 2018, the Ministry of Justice published for public comments the Draft Amended Implementation Rules. As of the date of this annual report, the Draft Amended Implementation Rules is still pending for approval and not promulgated as an effective regulation. The Draft Amended Implementation Rules, if promulgated, as an effective regulations, will have certain impacts on our existing business operations, including:

•
Private schools that provide
pre-school
education and formal education, will be subject to approval by the government’s education department at county level or above using standards applicable to public schools of the same grade and category. Private training schools that provide after-school tutoring services for kindergarten kids or primary, middle and high school students will be subject to approval and strict supervision by the government’s education department at or above county level. Pursuant to the foregoing, except for our kindergartens, private primary and secondary schools in Yangzhou and Beijing and our private training schools that provide after-school tutoring services, all of our other existing schools would not be required to obtain approval from the government’s education department.

•
Except that private schools providing online formal education need to apply for private school operating permit, private schools providing online training and educational services, or technology companies providing any online platform or system supporting such online training and educations, will only need to obtain relevant internet operation permits and complete record-filing with the government’s education department or the government’s human resources and social security department at provincial level. None of our schools provide online formal education. The operating entity of our online education holds a license for Internet information services, or ICP license.

In addition, the Draft Amended Implementation Rules prohibit any entities implementing group-based education from gaining control over non-profit
schools through mergers and acquisitions, franchise chains, and control agreements. Any agreements between a non-profit
private school and its connected party that involve major interests or will be repeatedly performed in a long-term shall be reviewed and audited by relevant government authorities in the aspect of necessity, legitimacy and compliance and shall be arm’s-length
transactions.
Further, the PRC government authorities have recently issued several regulations aiming to strength its regulation of after-school training institutions. These regulations and implementation rules provide a series of requirements in the operation of after-school tutoring business, which include, among others: (1) key course information, including subjects, course schedules and course syllabi, for school academic subjects courses, shall be filed with the local education administration authorities and made publicly available, and the progress of the courses shall not surpass the progress of local primary schools and secondary schools for the same period; (2) training classes shall not be scheduled in conflict with the regular schooling time in local primary schools and secondary schools; (3) tutoring activities shall end before 8:30 p.m.; (4) homework shall not be assigned; (5) scored examination, competition or ranking in connection with the courses of primary schools or secondary schools shall not be arranged; (6) tuition fees for a period spanning more than three months should not be collected at one time; (7) no fees, other than those that have been made public, and no compulsory fund-raising in any name, may be made to students; (8) student safety insurance shall be purchased by the after-school tutoring institutions; (9) teaching staff who teach Chinese, mathematics, foreign language, physics, chemistry and other subjects in the compulsory education system as well as academic subjects related to the entering of higher education and their extension training shall have requisite teacher qualifications; and (10) public school teachers shall not be employed by after-school tutoring institutions. In addition, the PRC government authorities have issued regulations on online after-school tutoring activities that restate certain requirements that apply to all after-school tutoring institutions and further provide certain specific requirements for online after-school tutoring institutions. See “Item 4. Information on the Company—B. Business Overview—Regulation” for more information. We are continuously making efforts to comply with the requirements under these regulations and implementations. However, we cannot assure you that we will be able to comply with such requirements in a timely manner, or at all. If we fail to comply with these requirements and any other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our business and results of operations.

In November 2018, the Central Committee of the Communist Party of China and the State Council issued the Preschool Opinions. In January 2019, the General Office of the State Council issued the Circular on Initiating the Rectification. It is uncertain as to how the Preschool Opinions and the Circular on Initiating the Rectification will be interpreted and implemented. To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be adversely affected. See “—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
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
We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filing and reporting to the PRC Ministry of Commerce or its local counterparts. We are unlikely, however, to finance the activities of New Oriental China and its schools and subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015, in replacement of former regulations. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested
company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether in practice SAFE will permit such capital to be used for equity investments in China. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the limitation on the use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company from prohibiting using such capital to issue RMB entrusted loans to prohibiting using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, for so long as there is a truthful equity investment, and such equity investment does not violate applicable laws and complies with the negative list on foreign investment.
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

Risks Related to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.
Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.
The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of
COVID-19
on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or PRC economy.
COVID-19
had a severe and negative impact on the Chinese and the global economy in the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.
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
Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because many of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules and interpretations (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies, rules and interpretations until sometime after the violation. In addition, any litigation in China may be protracted and may result in substantial costs and diversion of resources and management attention from the operation of our business.
Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.
On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.
As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all
provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.
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

Under PRC laws and regulations, training schools are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Amended Private Education Law and the Draft Amended Implementation Rules, training schools, in particular those providing
K-12
after school tutoring services, shall obtain the private school operation permit. The State Council Circular 80 further requires the learning centers of a training school providing
K-12
after school tutoring services to make filings with the relevant education authorities. Our business is also subject to various health, safety and other regulations that affect various aspects of our business and we must obtain various licenses and permits under these regulations for our operations. We have been making efforts to ensure compliance with applicable rules and regulations in all material respects. In addition, we follow internal guidelines to make necessary registrations and filings and obtain necessary licenses and permits on a timely basis. However, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments. There is also no assurance that such permits will be renewed on a timely basis, or at all. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.
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
In August 2006, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the State Administration for Market Regulation, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the M&A Rules, which was amended on June 22, 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Further, pursuant to the Circular 11 issued by the NDRC, outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting requirements to the NDRC. According to Circular 11, sensitive projects, such as outbound investment in real estate, hotels, news media, cinemas or sports club, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of the project. The non-sensitive
projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment by companies established for financing and investing, such as fund institutions, or providing financing or guarantee, shall complete record-filing
with the competent authority prior to the implementation of such project. The non-sensitive
projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over USD300 million shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive
projects. See “Item 4. Information on the Company—B. Business Overview—Regulation—Administrative Measures for Outbound Investment by Enterprises” for more details on Circular 11. If we fail to comply with rules in Circular 11, we may be subject to warnings, project to be suspended for implementation or rectification within a specified time limit.
Increases in labor costs and enforcement of labor laws and regulations in the PRC may adversely affect our business, profitability and results of operations.
The economy of China has been experiencing increases in labor costs in recent years and the average wage in the PRC is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.
In addition, we are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance and housing funds, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. We have required all of our PRC operating entities to participate in employee benefit plans and make employee benefit payments for our employees pursuant to applicable laws and regulations. As of the date of this annual report, we have not received any incompliance notification from any local government regarding employee benefit payments, nor have we been sanctioned for such matters. However, we cannot assure you that we will be able to make adequate employee benefit payments for every employee in a timely manner. If we fail to make adequate employee benefit payments, we may be subject to fines, late fees and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

Governmental control of currency conversion may affect the value of your investment.
The PRC government imposes controls on the convertibility between the RMB and foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income at the holding company level may be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and New Oriental China and its schools and subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as direct investments, repayments of loans or investments in securities outside the PRC. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Fluctuation in the value of the RMB may have a material adverse effect on your investment.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We may rely entirely on dividends and other fees paid to us by our subsidiaries and New Oriental China and its schools and subsidiaries in China. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, a further appreciation of the RMB against the U.S. dollar would make any new
RMB-denominated
investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our reported earnings in U.S. dollars, which in turn could adversely affect the price of our ADSs.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
The discontinuation of any preferential tax treatments currently available to us could materially and adversely affect our results of operations.
In March 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, which took effect in January 2008 and was most recently amended in December 2018. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. The EIT Law provides that preferential tax treatments will be granted to industries and projects that are strongly supported and encouraged by the state, and that enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” will be entitled to a preferential enterprise income tax rate. The implementation rules of the EIT Law promulgated by the State Council in December 2007, which was amended in April 2019, and other supplemental rules promulgated by the Ministry of Science and Technology, the Ministry of Finance and the SAT, in April 2008 and July 2008 which were amended in January 2016 and June 2016, respectively, have stipulated new criteria for such “high and new technology enterprises,” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined
according to such new rules before they can continue to be entitled to such preferential tax treatments.

A “high and new technology enterprise” is entitled to a favorable enterprise income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Five of our wholly-owned subsidiaries in China, including Beijing Pioneer Technology Co., Ltd., or Beijing Pioneer, Beijing Smart Wood Co., Ltd., or Beijing Smart Wood and three other subsidiaries, are qualified as “high and new technology enterprises.” Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision and other two wholly owned subsidiaries in China, are in the process of renewing their qualification of “high and new technology enterprises.” Once the renewals are completed, these subsidiaries will be eligible for a favorable enterprise income tax rate of 15% starting from January 1, 2020. Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of our variable interest entity New Oriental China, and Kuxue Huisi Network Technology Co., Ltd, a subsidiary of our variable interest entity Beijing Xuncheng, are also qualified as “high and new technology enterprises.” Beijing Xuncheng, our variable interest entity, is also in the process of renewing its qualification of “high and new technology enterprises.” Once the renewal is completed, Beijing Xuncheng will be eligible for a favorable enterprise income tax rate of 15% starting from January 1, 2020. An enterprise that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning in the enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Four of our wholly-owned subsidiaries in China, Beijing Jinghong Software Technology Company Limited or Beijing Jinghong, Beijing Zhiyuan Hangcheng Technology Company Limited or Beijing Zhiyuan Hangcheng, and other two subsidiaries are qualified as “software enterprises.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.”
Before September 1, 2017, under the Private Education Law and its Implementation Rules, private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, no regulations have been promulgated by the relevant authorities with regard to the preferential income tax treatment applicable to private schools requiring reasonable returns. As of May 31, 2020, 18 of our schools elected as schools not requiring reasonable returns, 39 of our schools elected as schools requiring reasonable returns and the remaining schools were not classified or registered as companies.
The Amended Private Education Law, which became effective on September 1, 2017 and was further amended on December 29, 2018, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit
or
for-profit
private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit
private schools. Pursuant to the Amended Private Education Law, non-profit
private schools will be entitled to the same tax benefits as public schools, while tax policies for for-profit
private schools are unclear and may be subject to PRC enterprise income tax at the rate of 25% and other taxes as if they were enterprises. As of the date of this annual report, the Draft Implementation Rules for the Amended Private Education Law is still pending for approval by the State Council. Other than certain of our kindergartens, and our compulsory-education schools that are required to be non-profit
schools, we intend to register all of our schools as
for-profit
private schools to the extent practicable under the relevant local rules and regulations.
Currently, tax treatments for private schools vary across different cities in China. Private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all.
For the year ended May 31, 2020, 93 of our schools were subject to a 25% income tax rate. The effective income tax rates were 16.64%, 26.96% and 27.46% in the fiscal years ended May 31, 2018, 2019 and 2020, respectively.
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
non-PRC
shareholders and ADS holders.
Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. The SAT has issued a circular providing that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.
In addition, the SAT issued a bulletin to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident
PRC-controlled
offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the
PRC-sourced
dividends, interest and royalties to the
PRC-controlled
offshore incorporated enterprise. Moreover, the SAT issued a bulletin in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.
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

According to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), which became effective in January 2007, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, our Hong Kong wholly-owned subsidiaries, own 100% of our PRC subsidiaries. Thus, dividends paid by our PRC subsidiaries to us through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as
“non-resident
enterprises” under the EIT Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, they will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).
We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.
In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by
Non-PRC
Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC
holding company of a PRC resident enterprise, by
non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.
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
Enterprise Income Tax at Source, or Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.
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

The online education industry in China is still in its nascent stage. The relevant laws and regulations are relatively new and still evolving, and their interpretation and enforcement involve significant uncertainty and ambiguity. As a result, in certain circumstances it may be difficult to determine whether a certain license requirement applies to us and what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, according to the Administrative Provisions on Internet Audio-Visual Program Service, the dissemination of “Audio-visual Programs” through internet is subject to the specific license. However, due to the ambiguity of the definition of “Audio-visual Programs,” there is uncertainty as to whether our online courses fall within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs. On January 20, 2020, in the Q&A section of its website, the Beijing Radio and Television Bureau confirmed that online education is not subject to the License for Online Transmission of Audio-Visual Programs. In addition, pursuant to the Administrative Measures on the Production and Operation of Radio and Television Programs, the production of “Radio and Television Programs” requires the Permit for Production and Operation of Radio and TV Programs. Due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online courses fall within such definition. On May 4, 2018, our PRC legal counsel, Tian Yuan Law Firm, consulted with the Beijing Press, Publication, Radio and Television Bureau, which confirmed that online education is not subject to the Permit for Production and Operation of Radio and TV Programs. As advised by our PRC legal counsel, there has been no substantial change in the laws and regulations on the Permit for Production and Operation of Radio and TV Programs since the consultation in 2018.
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
The audit report included in our annual reports is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection.
Our auditor, the independent registered public accounting firm that issues the audit report included in our annual reports, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.
On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of
U.S.-listed
companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.
On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.
On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit
from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit
firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing
from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.
This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our reported financial information and the quality of our financial statements.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the “Kennedy Bill.” On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. If either of these bills is enacted into law, it would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded
“over-the-counter”
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States, including ours.
Proceedings instituted by the SEC against
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
Starting in 2011 the
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border
supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by our shareholders in protecting their interests.
Risks Related to Our ADSs
The market price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs.
The market price of our ADSs has been and is and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The market price of our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

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
In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the prices of and trading volumes of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in trading prices. The trading performance of other Chinese companies’ securities after their offerings, including private education companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China, and other jurisdictions in late 2008, early 2009, the second half of 2011, mid-2015,
early 2016 and early 2020, which may have a material and adverse effect on the trading price of our ADSs.
If securities or industry analysts publish negative reports about our business, the price and trading volume of our ADSs securities could decline.
The trading market for our ADSs will be influenced by the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the private education market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our ADSs may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.
Holders of our ADSs may have fewer rights than holders of our common shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying common shares represented by the ADSs in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying common shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the common shares underlying their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.

The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to holdings of our ADS holders.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
Holders of our ADSs may be subject to limitations on transfer of their ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are incorporated in the Cayman Islands and conduct substantially all of our operations in China. Substantially all of our assets are located in China. All of our executive officers reside in China and some or all of the assets of those persons are located within China. As a result, it may be difficult for shareholders to effect service of process within the United States in the event that they believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments).
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.

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
A
non-U.S.
corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either, (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.
Although the law in this regard is unclear, we treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our combined financial statements. If it were determined, however, that we are not the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2020 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2020. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. Because rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.
If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. U.S. Holders of our ADSs or common shares are urged to consult their tax advisors concerning the United States federal income tax consequences if we are or become classified as a PFIC. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
Our first school was established by Mr. Michael Minhong Yu, our executive chairman, in Beijing, China in 1993 to offer TOEFL test preparation courses to college students. We established New Oriental China in 2001 as a domestic holding company to act as the sponsor of our schools and hold some operating subsidiaries. Since our inception, we have grown rapidly and transformed ourselves from primarily a language training and test preparation company to the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China.
In order to facilitate foreign investment in our company, we established our offshore holding company, New Oriental Education & Technology Group Inc., in the British Virgin Islands in August 2004. On January 23, 2006, our shareholders approved the change of our offshore holding company’s corporate domicile to the Cayman Islands, and upon completion of registration by way of continuation with the Registrar of Companies of the Cayman Islands on March 16, 2006 we are now a Cayman Islands company. Since December 2007, we have established three wholly-owned subsidiaries in Hong Kong, which now directly own our wholly-owned subsidiaries in China.
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
In October 2018, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own common shares or ADSs with an aggregate value of up to US$200 million during the period from October 29, 2018 through May 31, 2019. Under such share repurchase program, we repurchased an aggregate of 952,000 ADSs for US$56.0 million on the open market at a weighted average purchase price of US$58.78 per ADS.
In July 2020, we completed an offering of US$300 million aggregate principal amount of 2.125% notes due 2025, or the 2025 Notes. We received net proceeds from the offering of the 2025 Notes of approximately US$297.1 million, after deducting joint bookrunners’ commissions and estimated offering expenses.
Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman
KY1-1111,
Cayman Islands. We have branch offices in 91 cities in China.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at http://investor.neworiental.org. The information contained on our website is not a part of this annual report.

B.	Business Overview
Our Network
We deliver our comprehensive educational programs, services and products to students across China through our nationwide physical network of schools, learning centers and bookstores, as well as our pure-play online learning platforms. As of May 31, 2020, we had a physical network of 104 schools and 1,361 learning centers in 91 cities and approximately 41,400 teachers. We deliver online courses through our online learning platforms, including Koolearn.com, our comprehensive online education services platform; DFUB, our live interactive
K-12
tutoring service tailored to students in lower-tier cities; and Donut, our online live English classroom courses for preschoolers. Powered by our OMO system, we have combined our offline network with online technologies and adopted different business models tailored to students in different locations to facilitate our operational efficiency. For example, for students in tier 1 cities, we primarily deliver courses in offline classroom settings, supported with interactive online learning components. For students in lower tier cities, we have adopted a dual-teacher model, where we broadcast courses delivered by well-known teachers from top-tier
cities through our OMO system and have local assistant lecturers monitor and provide in-person guidance and interactions with students onsite. The dual-teacher model provides students in lower tier cities with access to top quality teachers in other cities with greater flexibility in terms of course schedule.
We distribute and sell books and other educational materials developed or licensed by us through our distribution channels, which consist of bookstores operated by us and third-party distributors. As of May 31, 2020, we had 12 bookstores operated by us, and 131 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, who we believe have been essential in helping us promote our brand and our programs, services and products by word-of-mouth
referrals.
Almost all of our schools, learning centers and self-operated bookstores are operated under our “New Oriental” brand. Our schools in major cities consist of classrooms and administrative facilities with full student and administrative services, while our schools in satellite cities and our learning centers consist primarily of classroom facilities and limited course registration and management capabilities. We select new locations for our schools and learning centers based on various factors, including demographics, the number of schools or colleges in, and the economic condition of, the particular region. We have opened bookstores in some of our established schools to sell educational materials relating to our courses and also sell self-help, know-how,
inspirational and other books.
The following table sets forth information about the locations of our schools, learning centers and bookstores as of May 31, 2020.

City	Number of Schools	Number of learning centers	Number of bookstores
Beijing	6	111	1
Shanghai	1	69	1
Guangzhou	1	49	1
Wuhan	1	58	1
Yangzhou	3	2	—
Tianjin	1	41	—
Xi’an	1	48	1
Nanjing	3	51	—
Shenyang	1	20	—
Chongqing	1	31	1
Chengdu	1	44	—
Shenzhen	1	21	—
Xiangyang	1	15	—
Taiyuan	1	35	—
Haerbin	1	16	1
Changsha	1	41	—
Jinan	1	30	—
Zhengzhou	1	41	—

City	Number of Schools	Number of learning centers	Number of bookstores
Hangzhou	1	79	—
Changchun	3	21	1
Shijiazhuang	1	20	—
Suzhou	2	60	1
Zhuzhou	1	3	—
Anshan	1	0	—
Hefei	1	63	—
Kunming	1	12	—
Wuxi	1	21	—
Foshan	1	10	—
Fuzhou	1	30	—
Yichang	1	5	—
Nanchang	1	45	—
Jingzhou	1	3	—
Dalian	1	6	1
Lanzhou	1	12	1
Huangshi	1	3	—
Ningbo	1	11	—
Xiamen	1	27	—
Qingdao	2	30	—
Nanning	1	20	—
Xuzhou	1	6	—
Xiangtan	1	3	—
Zhenjiang	1	4	—
Luoyang	1	12	—
Nantong	1	6	—
Jilin	1	10	—
Guiyang	1	7	—
Hohhot	1	10	1
Tangshan	1	12	—
Urumqi	1	8	—
Shiyan	1	4	—
Quanzhou	1	4	—
Wenzhou	1	11	—
Weifang	1	5	—
Zhuhai	1	4	—
Jinzhou	1	7	—
Baoding	1	4	—
Yantai	1	6	—
Taian	1	—	—
Kaifeng	1	1	—
Cangzhou	1	—	—
Qinhuangdao	1	—	—
Anyang	1	—	—
Handan	1	1	—
Zhangzhou	1	1	—
Nanyang	1	1	—
Zhongshan	1	—	—
Yinchuan	1	1	—
Shaoxing	1	8	—
Huzhou	1	1	—
Hong Kong	1	—	—
Yancheng	1	2	—
Lianyungang	1	1	—
Jiaozuo	1	6	—

City	Number of Schools	Number of learning centers	Number of bookstores
Dongguan	1	—	—
Haikou	1	1	—
Yiwu	1	2	—
Jinhua	1	4	—
Xining	1	1	—
Mianyang	1	—	—
Xinxiang	1	—	—
Baotou	1	—	—
Changshu	1	3	—
Yuci	1	—	—
Chengde	1	—	—
Huizhou	1	—	—
Zhangjiagang	1	—	—
Hebi	1	—	—
Zhumadian	1	—	—
Weihai	1	—	—
Xuchang	1	—	—
Xingtai	1	—	—

Total	104	1,361	12

Our Programs, Services and Products
We provide a wide variety of educational programs, services and products. We deliver education to our students in traditional classroom settings, in a combination of online and offline classroom setting with our dual-teacher model, and through our pure-play
online platforms. Other than our primary and secondary schools and kindergartens, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on factors such as the length of the course, the size and the subject of the class, and the geographic location of the school. We offer flexible class sizes for our courses, including larger classes that range from 6 to 50 students per class and small class tutoring that range from one to five students per class. Our program, service and product offerings are generally divided into seven areas:
K-12
after-school tutoring; test preparation; language training
 for adults
;
pre-school,
primary and secondary schools; education materials and distribution; online education; and other services. The following table provides a list of our current course offerings:

K-12 After-School Tutoring Courses
We entered into the K-12 after school tutoring sector in the early 2000s. K-12 after-school tutoring courses refer to courses offered in our New Oriental Primary and Secondary School All Subjects Program (formerly known as the “Pop Kids All Subjects” program for kindergarten and primary school students and “New Oriental U-Can All Subjects” program for middle and high school students), which currently covers all academic subjects for kindergarten and primary school students, as well as middle and high school students.
After-School Tutoring Courses for Middle School and High School Students
. Given the intense competition to gain admission into top high schools and higher education institutions in China, exam scores can be a deciding factor in gaining admission. Our after-school tutoring courses for middle school and high school students are designed to supplement students’ regular school curricula and help students improve their exam scores.

English proficiency is tested as a major subject of entrance exams for admission into China’s high schools, colleges and universities. We first established our English after-school training program for middle and high school students in the early 2000s. In March 2008, we launched our “New Oriental U-Can All Subjects” training program, which covers all academic subjects for middle and high school in China and targets students from ages 13 to 18 who are preparing for the high school entrance examination in China, known as “zhongkao,” and the college entrance examination, known as “gaokao.” Gaokao is required for admission to bachelor’s degree programs and most associate degree programs at Chinese colleges and universities. Students take our courses in affordable larger classes that typically range from 20 to 40 students per class, as well as higher priced small class tutoring, in particular, 1-on-1 tutoring. Our flexible class sizes enable us to meet the diversified education needs of students and capture a greater market share in the K-12 after-school tutoring market in China.
Our typical after-school tutoring courses for middle school and high school students last for 2 to 16 weeks with classroom instruction one to seven times per week for 1.5 to 4 hours per class. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break.
In our fiscal year ended May 31, 2020, we had approximately 5,296,000 student enrollments in our after-school tutoring courses for middle school and high school students. Course fees for our all subject after-school tutoring courses for middle school and high school students range from approximately RMB500 to approximately RMB5,500 per course.
After-School Tutoring Courses for Children
. English is a major subject in primary schools. We established our English for children program in the early 2000s for children in kindergarten and primary school. We designed this program based upon the following principles: (1) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula, and the skills and abilities of the individual student and adapting to his or her particular needs; (2) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (3) we help children develop a passion for learning the language and guide and inspire them to develop their self-learning
abilities. In 2008, we launched our “Pop Kids All Subjects” training program, which includes after-school tutoring courses in English, Chinese, math, writing, music and arts for children in kindergarten and primary schools. In 2019, we grouped our “Pop Kids All Subjects” training program together with our “New Oriental
U-Can
All Subjects” program under “New Oriental Primary and Secondary School All Subjects” program.
We continuously seek to optimize our programs and services through technology development. For example, we developed our innovative English listening and speaking learning app, which combines our English teaching experience with
AI-powered
voice evaluation technology to help children improve their English listening and speaking skills and improve test scores.
Our after-school tutoring courses for kindergarten and primary school students are typically divided into classes of approximately 8 to 24 students per class. Students attend class approximately one time per week for 2 to 3 hours per class. We test our students to evaluate their learning progress and make sure they are progressing as needed to advance to the next book and class level without jeopardizing the fundamentals that will allow them to excel in the future.
In our fiscal year ended May 31, 2020, we had approximately 4,444,000 student enrollments in our after-school tutoring courses for children. Course fees for these courses range from approximately RMB300 to approximately RMB4,000 per course.
Test Preparation Courses
We began offering TOEFL preparation courses in 1993. We have evolved to provide a wide range of test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. Our overseas test preparation courses primarily include IELTS, TOEFL, SAT, SSAT, ACT, GRE, GMAT and LSAT preparation courses and our PRC test preparation courses primarily include CET 4, CET 6 and National Tests for Entrance into Master’s Degree Programs.
Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. We recognize that students begin test preparation at different levels, have different strengths and weaknesses, and learn at different rates. We offer a range of basic and advanced test preparation courses tailored to students at different levels.

In our fiscal year ended May 31, 2020, we had approximately 502,000 student enrollments in our test preparation courses, of which approximately 289,000 were in overseas test preparation courses, and 213,000 were in PRC test preparation courses. Our test preparation courses generally range from 6 to 40 students per class. We also have students from our overseas test preparation courses that take our small class, in particular
1-on-1,
tutoring courses. Our students typically enroll in a 50 to 360 hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from approximately RMB1,500 to RMB49,800 per course, as overseas test preparation courses generally have higher course fees.
Language Training Courses for Adults
We mainly provide various types of English language training courses, and to a lesser extent, training courses for other foreign languages, including German, Japanese, French, Korean, Italian and Spanish.
Our English for adults program offers courses are primarily designed to teach and improve students’ English writing, reading, listening and speaking skills. Our typical English course for adults lasts for 1 to 16 weeks with classroom instruction 1 to 5 times per week for 1.5 to 3.5 hours per class. We also offer more intensive and condensed versions of our courses. The class size of our English courses for adults typically range from approximately 6 to 40 students per class. Our other foreign language courses for adults consist of proficiency lessons and test preparation courses for language certification exams.
In our fiscal year ended May 31, 2020, we had approximately 40,000 student enrollments in our English courses for adults. Course fees for our English courses for adults range from approximately RMB400 to approximately RMB7,600 per course.
Pre-school,
Primary and Secondary Schools
We established our first full-time private primary and secondary school in Yangzhou in 2002. Our Yangzhou school is a private boarding school for students in grades 1 to 12 seeking a full curriculum, with a strong emphasis on English language training. As of May 31, 2020, there were over 3,400 students and over 369 teachers and 242 supporting staff at the Yangzhou school. The school has been regarded as one of the best primary and secondary schools in the local market since shortly after its inception. In our fiscal year ended May 31, 2020, tuition, including boarding fees, at the Yangzhou school ranged from RMB26,000 to RMB100,800 per year. Following the success of Yangzhou school, we opened an international high school in Beijing in July 2010. In our fiscal year ended May 31, 2020, tuition, including boarding fees, at our international high school in Beijing ranged from RMB126,800 to RMB184,700 per year. We established our pre-school
business with the opening of our first kindergarten in Beijing in September 2007. We subsequently opened four more kindergartens in four cities and acquired three kindergarten chains in three cities.
Educational Materials and Distribution
We develop and edit educational materials for language training and test preparation and distribute these materials through various distribution channels, consisting of our bookstores as well as third-party distributors. In our fiscal year ended May 31, 2020, we developed and edited approximately 260 titles and distributed approximately 17.1 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in different education areas.
Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. For example, we have worked with Cambridge University Press, Oxford University Press, Educational Testing Service, Cengage Learning, the Northern Consortium (NCUK) and other education content providers in distributing their education materials in China. With access to such high-quality education content, we further develop localized products that best serve the needs for millions of students and families in the China market.
Online Education
We commenced our online education services in 2005 through the Koolearn.com platform as one of the earliest online education providers in China. We have since evolved into a comprehensive online education services provider under Koolearn Technology Holding Limited, our majority-owned subsidiary, and offer comprehensive online education courses to students through our pure-play online learning platforms, including Koolearn.com, DFUB, and Donut. We provide a wide spectrum of courses to students in three core categories—college education,
K-12
education and
pre-school
education. We offer our courses and programs in multiple formats, including live and pre-recorded
courses in different class sizes.

College education.
We launched online college education services in 2005 through our Koolearn.com platform. Our college educational services primarily include college test preparation, overseas test preparation, and English language learning, targeted to college students and working professionals preparing for standardized tests or seeking to improve their English language proficiency.
K-12
education
. We launched online
K-12
course offerings in 2015 through our Koolearn.com platform. Our
K-12
educational services comprise after-school tutoring courses which cover the majority of standard school subjects from primary to high school in China, and test preparation courses designed for standardized college and high school entrance exams. To further penetrate our services to lower-tier cities, we also launched our innovative DFUB courses in 2017. DFUB is a live interactive tutoring service targeting students in lower-tier cities where offline infrastructure may not be as convenient and there is growing demand for an effective online platform accessible anytime, anywhere.
Pre-school
education
. We launched our online
pre-school
education through our Donut app series in 2012, which provides children with child-friendly online educational content. We launched our Donut live online classroom in 2017.
In addition, we also use our online education modules to provide educational content packages to schools and institutional customers such as universities, public libraries, telecom operators and online video streaming providers.
Other Services
Overseas Studies Consulting
. Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel and assist students with the immigration process for overseas studies, such as obtaining visas and arranging housing.
Overseas Study Tour
. We organize study tours for students to go overseas to learn foreign languages and other short-term curriculum, attend summer/winter school programs, or take part in other educational activities.
Our Teachers
We have a team of passionate, high quality teachers that are essential to our success. We have established well-developed methods for hiring, training and retaining qualified teachers, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy, as well as a competitive base salary coupled with performance-based bonuses. We believe that our competitive and incentivizing remuneration package, career advancement opportunities, and systematic teacher training programs allow us to recruit, train and retain top quality teachers in the industry. As of May 31, 2020, we employed approximately 41,400 teachers, many of whom are from top universities in China or have studied overseas. Our teachers consist primarily of full-time teachers, and to a lesser extent, contract teachers. The number of contract teachers we employ may be subject to seasonal fluctuations as we tend to have more student enrollments in our test preparation courses during summer school holidays.
Recruitment
Leveraging our extensive experience in the private education sector, we have been able to effectively recruit and retain high quality teachers across our course offerings. We have a strong multi-step recruitment process for prospective candidates, including (i) application; (ii) screening; (iii) qualification tests;
(iv) in-person
interviews; and (v) demonstration lessons. During the recruitment process, we focus on the educational background, teaching experience, communication skills and performance in demonstration lessons of the prospective candidates. We target prospective candidates who are passionate about education and who can effectively connect with and motivate our students.
Training and supervision
We have established systematic teacher training programs to standardize and streamline the professional training of our teachers. Our training focuses on standardizing and enhancing teaching methods, teaching new skills, and fostering a school culture based on innovation, inspiration and community. The systematic training programs also ensure that teachers can adapt to our innovative and inspirational instruction approach and adhere to the New Oriental culture throughout their teaching. We offer training through our online teacher training platform and onsite training courses both in China and overseas. Throughout our operating history, we have continually fine-tuned our teacher-training programs to strike a balance between standardized teaching to promote efficiency and creativity to foster innovation and inspiration.

Utilizing our data insights from our OMO system, we ensure consistency in teaching quality across our courses. We use our Quality Assurance Development (QAD) system to monitor and evaluate the performance of teachers. We identify the weaknesses of our teachers and provide tailored recommendations to them to address particular areas for improvement. We use our Visible Progress System (VPS) throughout our course delivery, providing a proprietary seven-step teaching method to standardize and maintain teaching quality across our educational services. Our proprietary seven-step teaching method includes pre-lesson
quizzes to reinforce previous course materials, teaching tools that help to standardize students’ notes and grasp new knowledge points, local teachers and learning tools that monitor students’
in-class
learning progress, Q&A machines that allow teachers to quickly identify students’ learning progress in-class
and their areas for improvement,
in-class
post-lesson quizzes to identify students’ learning outcome, post-class interactive exercises and quizzes for students to review and better grasp new knowledge, and online bulletin boards that post students’ exam and quiz results.
Career advancement and compensation
We are committed to the career advancement of our teachers. Our different business models give our teachers exposure to a broad range of educational scenarios to enhance their teaching experience for our teachers. We motivate our teachers by providing a dual-track career development framework, under which our top quality teachers may be promoted as teacher trainers or considered for management positions in our company. We support our teachers in building their personal brand image and expanding their personal influence through various measures, including helping teachers publish their teaching content and providing enhanced support to teachers on their teaching platforms.
Our compensation package is comprised of a fixed base salary and performance-based bonus fees. We believe that the compensation package we offer to our teachers is among the highest in the private education industry in China. We believe that our competitive compensation and career advancement contributes to the stability of our teaching staff.
Our Proprietary Teaching Content and Methodologies
We emphasize the quality of our teaching content which is crucial to the effectiveness of our teaching methodologies. We had approximately 4,000 personnel involved in our content development as of May 31, 2020. Our proprietary seven-step teaching method ensures that we standardize and maintain consistent teaching quality across our educational services. We develop our proprietary educational materials for our language training and test preparation courses, and leverage our big data algorithms and massive student data base to tailor course materials based on student learning behavior and performance. We continuously update our educational materials and expand our course offerings to ensure we stay abreast of the latest education trends. In addition, we distinguish ourselves from our competitors by publishing our in-house
developed educational materials via partnerships with international education content providers, which enables us to increase market share in the competitive private education industry.
Marketing and Student Acquisition
We have a variety of marketing and student acquisition channels to attract new and retain existing students. We primarily attract prospective students through our brand name, the quality of our education services and products and our long operating history. In addition, our OMO system amplifies student acquisition effectiveness while reducing acquisition costs, enabling us to multiply student acquisition efforts. We integrate our offline presence with online traffic acquisition channels, media and efforts, such as providing online demonstration courses and social media promotions, to attract prospective students.
We employ the following marketing and student acquisition channels to attract new and retain existing students:
Referrals
. With nearly 30 years of operating history, we have successfully established “New Oriental” as one of the most trusted brands with well-established brand recognition in the private education industry. We have focused on delivering high quality and differentiated educational services and products to across two generations of students in China. Our strong brand has allowed us to generate significant organic growth in student enrollments through word-of-mouth
referrals. We expect our student enrollments to continue to grow from referrals through our extensive network of students and alumni.
Cross-Selling
. As we have presence in different markets, we use our programs in one market as an opportunity to advertise our programs in other markets. With a variety of programs aimed at different age groups, our goal is to encompass students’ lifelong learning journeys and cross-sell our course offerings to maximize students’ lifetime value. Outside of our network, we have established cross-promotional relationships with a number of companies to promote our programs, services and products and awareness of our brand.

Speeches and Seminars
. Our management, most of whom are experienced teachers and were among our earliest teachers, and our teachers give speeches at colleges, universities, high schools and middle schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops. Their speeches include direct program promotion speeches during which they directly explain the merits and advantages of our programs or general English learning methods, as well as inspirational speeches designed to motivate students to reach their full potential and strive for success.
Summer Promotion Programs.
We attract students through our summer promotion programs, which has been an effective and cost-efficient student acquisition channel. We provide precision marketing to target students through our summer promotion programs to attract more students to attend our courses in the fall semester.
Demo Courses
and
Advertisements.
We provide online demo courses and social media promotions to attract target students, which has enabled us to maintain growth in student acquisition while reducing acquisition costs. We also advertise through our own websites and also on China’s mainstream online media channels, news and vertical websites. We also have advertising arrangements with traditional media, such as outdoor displays, building lobby displays or elevator LCD displays.
Competition
The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. For example, we face competition from companies that focus on providing
K-12
after-school tutoring services, test preparation and language training services in China.
We believe that the principal competitive factors in our markets include the following:

•	brand recognition;

•	nationwide coverage and high level of scalability;

•	high teaching quality with superior content;

•	breadth and quality of program, service and product offerings

•	overall student experience; and

•	innovative technology capabilities.
We believe that our primary competitive advantages are our well-known “New Oriental” brand, our innovative and inspirational instruction methods and the breadth and quality of our programs, services and products. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student demands, testing materials, admissions standards, market needs or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in students’ preferences in these markets.
We also face competition from online education service providers that offer online after-school tutoring services, test preparation and language training courses. These online education service providers use advanced technologies, such as online live broadcasting technologies, to offer their programs, services and products quickly and cost-effectively to a large number of students.

Seasonality
We have experienced, and expect to continue to experience, seasonal fluctuations in our operations, primarily due to seasonal changes in student enrollments. Historically, our test preparation courses tend to have the highest revenue in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because a significant number of students enroll in our courses during the summer vacation to prepare for admissions and assessment tests. In addition, we have generally experienced higher revenue in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our test preparation courses during the winter school holidays. Our
K-12
after-school tutoring courses tend to have higher revenue in the second half of our fiscal year, primarily because we gain more student enrollments as it gets closer to the exam season, such as the Zhongkao and Gaokao.
We expect quarterly fluctuations in our revenues and results of operations to continue.
Regulation
This section summarizes the principal PRC regulations relating to our businesses.
We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or the MOE, the National Press and Publication Administration, or NPPA, the Ministry of Industry and Information Technology, or the MIIT, the SAMR, the Ministry of Civil Affairs and their respective authorized local counterparts.
Regulations on Private Education
Education Law of the PRC
In March 1995, the National People’s Congress enacted the Education Law of the PRC, or the Education Law, which was later amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising kindergarten education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the State formulates plans for the development of education, establishes and operates schools and other educational institution. Furthermore, it provides that enterprises, other social organizations and individual citizens are encouraged to establish and operate schools and other types of educational institutions in accordance with PRC laws. The Education Law also provides that some basic conditions shall be met for the establishment of a school or any other educational institution, and the establishment, modification or termination of a school or any other educational institution shall, in accordance with the relevant PRC laws, go through the formalities of examination, verification, approval, registration or filing for record.
The 2009 amended Education Law prohibits any organization or individual from establishing or operating a school or any other educational institution for profit-making purposes. In December 2015, the Education Law was further amended with effect from June 2016. The 2015 amended Education Law abolishes the aforesaid provision. Thereafter, establishing or operating schools for profit-making purposes is allowed under the newly amended Education Law. Nevertheless, schools and other educational institutions sponsored wholly or partially by government funds or donated assets are still prohibited from being operated as for-profit.
The Law for Promoting Private Education and Its Implementation Rules
The principal regulations governing private education in China are the Law for Promoting Private Education, or the Private Education Law, and its implementation rules.
Prior to the amendment of the Private Education Law in 2016, private education is treated as a public welfare undertaking in all aspects. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools were divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. Prior to the amendment of the Private Education Law in 2016, a duly approved private school will be granted a Permit for Operating a Private School and shall be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise
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
Under the Amended Private Education Law, the term “reasonable return” is no longer used. Instead, a new classification system for private schools on the basis of whether they are established and operated for profit-making purposes is adopted. Under the new classification system, sponsors of private school may choose to establish non-profit
or
for-profit
private schools at their own discretion, save for private schools providing compulsory education are not allowed to be registered as for-profit.
The key differences between
for-profit
private schools and
non-profit
private schools under this system include the following:

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

•
for-profit
private schools are entitled to set their own tuition and other miscellaneous fees without seeking prior approval from the relevant government authorities, whereas the collection of fees by non-profit
private schools shall be regulated in accordance with rules promulgated by governments at provincial level;

•
private schools
(for-profit
and
non-profit
alike) may enjoy preferential tax treatments;
non-profit
private schools will be entitled to the same tax benefits as public schools whereas taxation policies for for-profit
private schools are still unclear as more specific provisions are yet to be introduced;

•
for construction or expansion of the school,
non-profit
schools may acquire the land use rights in the form of allocation by the government as a preferential treatment, whereas for-profit
private schools shall acquire the land use rights by purchasing them from the government;

•
the remaining assets of
non-profit
private schools after liquidation shall continue to be used for the operation of non-profit
schools, whereas the remaining assets of
for-profit
private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•
governments at or above the county level may support private schools
(for-private
and
non-private
alike) by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets to the schools, and the governments may further support non-profit
private schools in the form of government subsidies, bonus funds and incentives for donation.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which calls for the ease of access to the operation of private schools and encourage social forces to enter into the education industry. The opinions also provide that each level of the government shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students etc. Further, the opinions require each level of the government to improve local policies on government support to for-profit
and
non-profit
private schools by such means as preferential tax treatments.

On December 30, 2016, the MOE, Ministry of Civil Affairs, the SAMR, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before promulgation of the Amended Private Education Law chooses to register as a non-profit
school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit
school, it shall carry out financial liquidation, invite the relevant government authorities to clarify the ownership of such properties as lands, school building and the accumulated operating profits, pay relevant taxes and fees, apply for the new Permit for Operating Private School, re-register
as a
for-profit
school and continue its operation.
On December 30, 2016, the MOE, the SAMR and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of
For-profit
Private Schools, which detail the supervision and administration of for-profit
private schools regarding the establishment of schools, the organization structure, the education and teaching activities, finance and assets, the information publication, the change and termination of schools and the penalties for violation.
As of the date of this annual report, the majority of provincial governments in the PRC have promulgated their local rules which detail but for the most part repeat the provisions contained in the abovementioned state rules. However, some provinces, such as Beijing, Shanghai, Hubei and Hebei, may require the existing private schools to register either as for-profit
or
non-profit
schools within a specific time period, while other provinces may not have a deadline.
Draft Amended Implementation Rules
In August 2018, the Ministry of Justice published on its official website the Draft Amended Implementation Rules to solicit comments from the public. The Draft Amended Implementation Rules provides that:

•
private schools that provide
pre-school
education and school education for academic credentials, will be subject to approval by the government’s education department at county level or above using standards applicable to public schools of the same level and category. Private training and education entities that provide after-school tutoring services for kindergarten kids or primary, middle and high school students will be subject to approval and strict supervision by the government’s education department at or above county level;

•
private schools providing online diploma-awarding education will need to hold both a private school operating permit and relevant internet operating permits. Private schools providing any online training and educational services, or technology companies providing any online platform or system supporting such online training and educations, will need to obtain relevant internet operation permits and complete record-filing with the government’s education department or the government’s human resources and social security department at provincial level. None of our schools provide online diploma-awarding education. The operating entity of our online education business holds a license for Internet information services, or ICP license; and

•
any entities implementing group-based education are prohibited from gaining control over non-profit
schools through mergers and acquisitions, franchise chains, and control agreements. Any agreements between a non-profit
private school and its connected party that involve major interests or will be repeatedly performed in a long-term shall be reviewed and audited by relevant government authorities in the aspect of necessity, legitimacy and compliance and shall be arm’s-length
transactions.

Sponsorship of Private Schools
Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2020, New Oriental China was the sponsor of 104 schools.
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
Upon the effectiveness of the Amended Private Education Law in September 2017, sponsors of for-profit
private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit
private schools are not entitled to the distribution of profits or proceed from the non-profit
schools and all operation surplus of
non-profit
schools shall be used for the operation of the schools. The remaining assets of non-profit
private schools after liquidation shall continue to be used for the operation of other non-profit
schools, whereas the remaining assets of
for-profit
private schools shall be distributed to the sponsors in accordance with the PRC Company Law.

Regulations on After-School Tutoring
The State Council issued an Opinion on Supervising After-School Tutoring Institutions on August 22, 2018, or the State Council Circular 80, which provided various guidance on regulating after-school tutoring institutions that target primary and secondary school students. The State Council Circular 80 provides for the conditions for approval and registration of after-school tutoring institutions, and requires relevant governmental authorities to tighten regulations on after-school tutoring institutions. The State Council Circular 80 specifies operating requirements that after-school tutoring institutions must meet. Such requirements include, among other things, that after-school tutoring institutions (i) have a fixed training premise that conforms to specified safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire teachers who are working concurrently in primary or secondary schools, and teachers tutoring in academic subjects such as English are required to have the corresponding teaching qualifications. After-school tutoring institutions are prohibited from carrying out training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities linked with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. According to State Council Circular 80, extracurricular training institutions are also required to disclose and file relevant information, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 pm each day. After-school tutoring institutions can only collect in advance fees for courses spanning three months or shorter. Additionally, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school tutoring institutions within their administrative area.
Regulations on Kindergarten
On September 11, 1989, the MOE issued the Kindergarten Management Regulations. The Kindergarten Management Regulations provide some basic principles for the establishment and management of kindergartens enrolling children aged three years or above and call for local regulations following such principles.
On November 7, 2018, the Central Committee of the Communist Party of China and State Council jointly promulgated Opinions of the Central Committee of the Communist Party of China and State Council on Deepening Reform in Preschool Education, or the Preschool Opinions. The Preschool Opinions laid out overall requirements for the reform and development of preschool education and specified measures to be taken in eight areas: planning and distribution of kindergartens, expansion of preschool education resources, long-term funding mechanisms, teaching workforce, supervision systems, regulation of private kindergartens, childcare and teaching quality, and administrative systems. The Preschool Opinions aim to increase the accessibility of preschool education to children and see the pre-school
gross enrollment rate reach 85% by 2020. The Preschool Opinions propose to build a preschool education system centered on kindergartens with universal access (including public kindergartens and private kindergartens with universal access) and expect the coverage of kindergartens with universal access amount to 80% by 2020. The Preschool Opinions demand the regulation on the development of private kindergartens, including that
(i) non-state
capital is prohibited from controlling
non-profit
kindergartens through acquisitions and contractual arrangements, and (ii) private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are not allowed to invest in for-profit
kindergartens using funds from the capital market, or acquire for-profit
kindergarten assets with stock or cash consideration. It is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime, and the above rules may materially affect our expansion and operation of kindergartens in the future. On September 7, 2020, the MOE published on its website the Draft Preschool Education Law to solicit for public comments. The Draft Preschool Education Law repeats the provisions restricting kindergartens from pursuing profits and sets forth the legal liabilities for violation of such provisions.
Regulations on Compulsory Education
The Compulsory Education Law of the PRC was promulgated by the NPC on April 12, 1986, and last amended on December 29, 2018. According to the Compulsory Education Law of the PRC, a system of nine-year compulsory education, including six-year
primary school and three-year middle school, was adopted.
Further, the MOE issued the Reform Guideline on the Curriculum System of Basic Education (Trial) on June 8, 2001, which became effective on the same day, pursuant to which schools providing basic education shall follow a “state-local-school” three-tier curriculum system. In other words, schools must follow the state curriculum standard for state courses, while the local educational authorities have the power to determine the curriculum standard for other courses, and schools may also develop curricula that are suitable for their specific needs.
According to the Interim Administrative Measures on the Compilation and Vetting of Primary and Secondary School Textbooks amended on November 10, 2015 by the MOE, textbooks must be vetted before being used in primary and secondary schools. According to the Interim Administrative Measures on the Selection of the Primary and Secondary School Textbooks promulgated on September 30, 2014, the MOE is responsible for publishing the catalog of textbooks for selection, and the provincial education authority is in charge of textbook selection within its relevant administrative jurisdiction. On December 16, 2019, the MOE issued the Administrative Measures on Primary and Secondary School Textbooks, which detail the regulations on the authoring, vetting, publication and schools’ selection of primary and secondary school textbooks.

On June 23, 2019, the Central Committee of the Communist Party of China and the State Council jointly promulgated the Opinions on Deepening the Education Reform and Comprehensively Improving the Quality of Compulsory Education, which emphasizes, among other issues, that schools providing compulsory education shall not admit students based on the results of any examination or competition, training scores, or any certificate, and shall not choose students based on interview or evaluation. The admission process of private schools providing compulsory education will be brought into a unified administration system and take place at the same time as that of public schools; and if applications exceed the enrollment plan, applicants will be admitted randomly by lottery. The above opinions also underline that it is prohibited for schools to replace the national curriculums with local or their specific curriculums, or to use uncertified textbooks, and schools providing compulsory education are not allowed to introduce overseas curriculums or use overseas textbooks.
Regulations Relating to Online Education
Regulations on Online After-School Tutoring
The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinion on Regulating Online After-school Tutoring Activities, which became effective on July 12, 2019. The Implementation Opinion on Regulating Online After-school Tutoring Activities restates certain requirements that apply to all after-school tutoring institutions and further provides that, among others: (1) online after-school tutoring institutions shall publicly make available their teachers’ name, photograph, teaching classes and teaching qualification number at prominent location on their home page, and shall publicly make available education background as well as working and education experience of foreign teachers; (2) information including licenses (including ICP), administration of funds, system of privacy and information safety, courses, course schedules, advertisement for student enrollment and teacher qualifications shall be filed with education administration authorities at provincial level before October 31, 2019 and education administration authorities at provincial level shall examine these materials and inspect the online tutoring institutions by December 2019, and education administration authorities at provincial level are authorized to issue detailed rules to implement the filing process; (3) the tutoring contents and data shall be kept for more than one year and the videos of live-streaming tutoring courses shall be kept for at least six months; (4) each class shall not last for more than 40 minutes and the break between two courses shall last for more than 10 minutes; (5) live-streaming tutoring activities for students in the compulsory education stage shall end before 9:00 p.m.; (6) online after-school tutoring institutions shall implement the internet safety procedures and establish privacy protection system; (7) fee policies, standards and refund policies shall be made public at prominent location on the online tutoring platform, and the advance payment shall not be used for investing purpose and the scale of advance payment shall fit the tutoring capability; and (8) when charging by training hours, tutoring institutions shall not collect pre-paid
tutoring fees for more than 60 training hours; when charging by training cycles, tutoring institutions shall not collect pre-paid
tutoring fees for a training period spanning more than three months.
Regulations on Education APPs
The Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, issued by the MOE and seven other authorities on August 10, 2019, restates certain requirements that apply to online education application providers, as stated above, and further provides that: (1) online after-school tutoring institutions shall examine the teaching qualifications, education background and capability of their foreign teachers; (2) online education applications providers shall file information about themselves as well as their apps with education administration authorities at provincial level, and the MOE will promulgate detailed filing rules to guide such filing and make such filing results publicly available on official website; (3) online education applications providers whose apps mainly face juveniles shall limit the length of using time, specify age group of target users and strictly review the content of the apps, and the collection of personal information of juveniles shall be permitted by the custodian of such juveniles; (4) online education application providers shall build up data security systems covering the collection, storage, transfer, using and other respects of personal information, and shall set up a name verification system; (5) education authorities at provincial level shall set up negative lists of the online education apps. In November 2019, the MOE issued implementation rules with respect to the filings of online education apps. We have made the filings in accordance with the Implementation Opinion on Regulating Online After-school Tutoring Activities and the Opinion on Guiding and Regulating the Healthy Development of Online Education Applications.

Regulations on Value-added Telecommunications Services
Under the PRC Telecommunications Regulations, promulgated by the State Council and most recently amended in February 2016, a telecommunication services provider in China must obtain an operating license from the MIIT, or its provincial authorities. The PRC Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications business or value-added telecommunications business. Internet information service is a typical value-added telecommunications business.
As a subsector of the value-added telecommunications business, Internet information services are also regulated by the Administrative Measures on Internet Information Services promulgated by the State Council, or the Internet Information Measures. The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. New Oriental China and Beijing Xuncheng have obtained the ICP licenses.
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
On May 14, 2019, the General Office of the Ministry of Culture promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardizing the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, and online cartoons, displays and competitions are the activities that fall in the scope of Internet Culture Business Operating License and further clarifies that educational live streaming activities are not online performances. Therefore, we are not required to obtain the Internet Culture Operation License for our online tutoring business.
Regulation on Production and Operation of Radio and Television Programs
The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), regulates institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches. However, due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online courses fall within such definition. On May 4, 2018, our PRC legal counsel, Tian Yuan Law Firm, consulted with the Beijing Press, Publication, Radio and Television Bureau, which confirmed that online education is not subject to the Permit for Production and Operation of Radio and TV Programs. As advised by our PRC legal counsel, there has been no substantial change in the laws and regulations on the Permit for Production and Operation of Radio and TV Programs since the consultation in 2018.

Regulation Related to Online Transmission of Audio-Visual Programs
To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio- Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audiovisual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audiovisual program service determined by the SAPPRFT. However, due to the ambiguity of the definition of “Audio-visual Programs,” there is uncertainty as to whether our online courses fall within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs. On January 20, 2020, in the Q&A section of its website, the Beijing Radio and Television Bureau confirmed that online education is not subject to the License for Online Transmission of Audio-Visual Programs.
Regulation Related to Internet Information Security and Privacy Protection
Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.
Regulations on Publishing and Distribution of Publications
The State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which was most recently amended on February 6, 2016. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Publication Regulations, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. We do not engage in publishing business. Instead, Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of New Oriental China, has been cooperating with qualified PRC publishing companies to publish our in-house
developed teaching materials and other content.
According to Measures for the Administration of Internal Informative Publications, the editing and printing of internal informative publications is subject to the internal informative publications printing permit, though the permit of publishing is not required. Internal informative publications are defined as publications used for internal information communication and work guidance purpose and are not for sale. Measures for the Administration of Internal Informative Publications particularly clarify that textbooks and ancillary teaching materials should be published by publishing companies and are not internal informative publications. New Oriental China and its schools and subsidiaries engage in printing and providing teaching handouts and other materials to our students. Under the new regulation, it is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed publishing activities. If the NPPA or its local branches or other competent authorities deem such activities as publishing, we may become subject to significant penalties, fines, legal sanctions or an order suspending our printing and providing of teaching handouts and other materials to our students.

On May 31, 2016, the SAPPRFT and the Ministry of Commerce jointly promulgated the Provisions on the Administration of the Publication Market, which govern the wholesale, retail, lease and exhibition of publications. Pursuant to such provisions, institutions carrying on the wholesale of publications shall obtain approval and apply for the Permit for Operating Publications from the publication administration authorities at provincial level, while institutions carrying on the retail of publications shall get approval and apply for the Permit for Operating Publications from the publication administration authorities at county level.
The subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications have obtained the relevant Permits for Operating Publications Business. During the term of the above-mentioned permits or licenses, NPPA or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits or licenses. If the subsidiaries of New Oriental China engaged in the wholesale and retail distribution of books, periodicals, audio-visual products and electronic publications are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.
Regulations on Tourism
Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on March 1, 2017, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent that engages in the outbound tourism shall apply for a permit to engage in the outbound tourism from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities.
The touring group for the overseas study tours participated in by primary and middle school students shall be organized by a qualified travel agent. Beijing New Oriental Walkite International Travel Co., Ltd, our subsidiary that engages in the businesses of outbound tourism, has obtained the aforementioned permit.
Guidelines for Overseas Study Tour participated by Primary and Middle School Students (Trial)
The MOE promulgated the Guidelines for Overseas Study Tour participated by Primary and Middle School Students (Trial) in July 2014. Under such guidelines, overseas study tours participated in by primary and middle school students means, by adapting to the characteristics of primary and middle school students and the educational needs, programs that organize primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other activities that help students expand their horizon and promote enrichment and enhancement, in the manner of group travel and group accommodation during the academic semesters or vacations. Overseas study tours attended by primary and middle school students shall follow the principles of safety, civility and efficiency. The schedule for study, from the perspective of both the content and the duration, shall be no less than 1/2 of the total schedule. The organizer shall choose legitimate and qualified cooperation institutions, and stress the importance of safe education, and shall appoint a guiding teacher for each group. The organizer shall apply the rules of cost accounting, notify the students and their supervisors of the composition of the fees and expenses, and enter into an agreement as required by law. The school and its staff shall not seek any economic benefit from organizing its own students to attend an Overseas Study Tour.

Regulations Relating to Private Education Fees
On August 17, 2020, MOE and other four departments jointly promulgated the Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Education Fees Opinions, which reiterate the previous provision that the fee level of for-profit
private schools is open for market adjustment and can be determined by for-profit
private schools at their own discretion, while the
fee-collecting
regulatory policies for
non-profit
private schools shall be formulated by the provincial governments. The Education Fees Opinions further clarify that private schools established prior to November 7, 2016 shall be regulated in the same way as non-profit
private schools in terms of
fee-collecting
policies before they have completed the classification registration procedures. Besides the fee-collecting
policies, the Education Fees Opinions also contain provisions regarding the management and use of education fees. The Education Fees Opinions require that all education fee revenue of a private school shall be deposited into a bank account filed with education authorities and be used mainly for education activities, the improvement of school conditions, faculty and staff’s compensation and the appropriation of development fund. The Education Fees Opinions propose to explore a special audit system for school education fees, in particular for non-profit
private schools. The Education Fees Opinions underline that sponsors of non-profit
private schools shall not obtain proceeds from schools’ operating profits, distribute the operating surplus or residual assets, or transfer operating profits through related-party transactions or related parties.
Regulations Relating to Foreign Investment
Foreign Investment Access Special Management Measures (Negative List) (2020 Version)
Investment activities in the PRC by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the 2020 Negative List, which was promulgated by the Ministry of Commerce and National Development and Reform Commission in June 2020 and came into effect in July 2020. The 2020 Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The 2020 Negative List covers 12 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. Under such 2020 Negative List, pre-school
education, senior high school education in grades 10 to 12, publishing and value-added telecommunications services are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate pre-school
education, senior high schools, publishing and value-added telecommunication services in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. After-school tutoring services and training services which do not grant certificates or diplomas and non-academic
vocational training institutions are not listed on the 2020 Negative List.
The PRC Foreign Investment Law and Its Implementation Rules
On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may keep their corporate forms within five years. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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
On December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law with effect from January 1, 2020 to provide implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.
Restrictions on Foreign Investment in Education
Pursuant to the 2020 Negative List, foreign investment in
pre-school
education and senior high school education in grades 10 to 12 is restricted, meaning that it shall only take the form of Sino-foreign cooperative schools and the domestic party shall play a dominant role. A dominant role requires that (i) the school’s principal or chief executive must be a PRC national, and (ii) the school’s governing body (including the board of directors, executive council or joint administration committee) must consist of a majority of representatives from the domestic party. Training business is not on the 2020 Negative List.
Sino-foreign cooperation in operating schools is specifically governed by (i) the Regulation on Operating Sino-foreign Cooperative Schools of the PRC, which was promulgated by the State Council in March 2003 and last amended in March 2019 respectively, and (ii) the Implementing Measures for the Regulations on Operating Sino-foreign Cooperative Schools of the PRC, which was issued by the MOE in June 2004. Pursuant to these rules, “Sino-foreign cooperative schools” are educational institutions established in China jointly by foreign parties and domestic parties targeting primarily students of PRC nationality. Both the foreign and domestic parties of a Sino-foreign cooperative school shall be educational institutions with the commensurate qualification for running schools and a good track record in providing high quality education. However, no implementing measures or specific guidance has been released as to what specific criteria must be met by the foreign party to demonstrate to the relevant authority that it meets the qualification requirements. The establishment of a Sino-foreign cooperative school shall be approved by the relevant education authority or human resources and social security authority.
On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital into the Field of Education and Promoting the Healthy Development of Private Education, with the aim of encouraging private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital contribution in a Sino-foreign cooperative school shall be less than 50%.
Restrictions on Foreign Investment in Publishing
In July 2005, the Ministry of Culture, the State Administration of Radio, Film and Television, the NPPA, the NDRC, and Ministry of Commerce jointly formulated the Several Opinions on Drawing Foreign Investment into the Cultural Sector, pursuant to which foreign investors are prohibited from engaging in business such as the publication of books, audio-visual products and electronic publications, and internet publishing. The 2020 Negative List also lists foreign investments in the publication of books, audio-visual products and electronic publications and in the provision of internet publishing services as a prohibited category.
The wholesale and retail of publications is not listed in the 2020 Negative List, indicating that the wholesale and retail of publications is a permitted area where foreign investment can enter. In particular, the Provisions on the Administration of the Publication Market clearly states that PRC allows foreign-invested enterprises to carry out the publication distribution (including wholesale and retail) business.

Restrictions on Foreign Investments in Value-added Telecommunications Services
The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.
On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate structures and contractual arrangements.
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
Copyright
. The National People’s Congress amended the Copyright Law to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.
To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet.
Trademark
. The PRC Trademark Law, most recently revised in April 2019, protects the proprietary rights to registered trademarks. The Trademark Office under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. In July 2014, the State Administration for Market Regulation released Provisions on the Recognition and Protection of Well-Known Trademarks. According to these provisions, well-known trademarks shall be recognized on a case-by-case
basis, and be subject to the principle of passive protection. Our trademarks “  ,” “  ,” and “   ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China.

Domain names
. Pursuant to the Measures for the Administration of Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology of the PRC on August 24, 2017 with effect from November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service. Domain name applicants shall provide true, accurate and complete identification of the domain name holder as requested by the domain name registration service provider.
Regulations on Foreign Currency Exchange
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
SAFE promulgated SAFE Circular 19, effective in June 2015 to abolish SAFE Circular 142. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested
company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be used, directly or indirectly, for purposes beyond its business scope. Therefore, foreign-invested companies’ applications to make equity investment with their capital were often rejected on the ground of exceeding the business scope. SAFE promulgated SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the limitation on the use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company from prohibiting using such capital to issue RMB entrusted loans to prohibiting using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, for so long as there is a truthful equity investment, such equity investment does not violate applicable laws, and such equity investment complies with the negative list on foreign investment. The SAFE Circular 28 aims to lift the restriction on foreign-invested companies’ equity investment with capital on the ground of business scope implied by SAFE Circular 19.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents
Pursuant to the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special-Purpose Companies, or SAFE Circular 37, effective in July 2014 and repealed the previous SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75 on the same date, a PRC Resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls an company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such a company located outside of China is referred to as an offshore special purpose vehicle.
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
Regulations on Dividend Distribution
The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Foreign Investment Law; and

•	The Implementation Rules of Foreign Investment Law.
As these regulations were newly adopted and replaced the Sino-foreign Equity Joint Venture Enterprise Law, Wholly Foreign Owned Enterprise Law and all implementing rules thereunder, these regulations do not provide specific dividend distribution rules for foreign invested enterprises. However, they provide that after the conversion from a wholly foreign-owned enterprise or sino-foreign equity joint venture to a foreign invested enterprise under the Foreign Investment Law, distribution method of gains agreed in the joint venture agreements may continue to apply.
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

According to the Circular on the Comprehensive Implementation of the Permit System for Foreigners to Work in China promulgated by the State Administration of Foreign Experts Affairs, the Ministry of Human Resources and Social Welfare, the Ministry of Foreign Affairs, and the Ministry of Public Security on March 28, 2017, from April 1, 2017, a foreigner who is approved to work in China will be issued a Permit to Working in China. According to the circular, new and detailed regulation of the application and approval process of Permit to Working in China is to be promulgated shortly. As of the date of this annual report, we are not aware of any new and detailed regulation set up regarding application and approval of the Permit to Working in China.
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
The SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or SAFE Circular 7, in February 2012, pursuant to which if “domestic individuals” (meaning both PRC residents and non-PRC
residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the local branches of SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.
According to SAFE Circular 7, from time to time, we need to make applications or update our registration with local branches of SAFE on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plans who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plans may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees who are PRC citizens.
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

Regulations on Taxation
PRC Enterprise Income Tax
. The National People’s Congress, the Chinese legislature, passed the EIT Law, as last amended in 2018. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises Preferential tax treatments grants to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination
will be entitled to a 15% enterprise income tax rate. The State Council promulgated the implementation rules of the EIT Law in 2007, as last amended in 2019, and the Ministry of Science and Technology, the Ministry of Finance and the SAT promulgated other supplemental rules in 2008 which were amended in 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.
According to the Circular On Several Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry promulgated by the State Council in January 2011 and the Circular On Policies of Enterprises Income Tax for Further Encouraging the Development of Software Industry and Integrated Circuit Industry, jointly promulgated by the Ministry of Finance and the SAT in April 2012 and effective from January 1, 2011, or Circular 27, an enterprise that qualifies as a “software enterprise” established after January 1, 2011, or a software enterprise, is exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years.
Enterprises which have been entitled to similar tax preferential treatments according to previous tax regulations are allowed to continue enjoying the above preferential treatments until the tax holiday granted to them expires, even though they were established before January 1, 2011.
Pursuant to the Notice on Issues Related to the Enterprise Income Tax Preferential Policies of Software and Integrated Circuit Industry on May 4, 2016, the software enterprises which enjoy preferential tax treatments shall provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments. In addition, pursuant to the Measures for Handling Matters Relating to Preferential Enterprise Income Tax Policies promulgated by the SAT on April 25, 2018, or Circular 23, an enterprise shall independently judge whether it satisfies the conditions prescribed under preferential taxation policies. The enterprises which satisfy such conditions shall calculate the tax reduction amount and enjoy the preferential tax treatments by filling out and submitting the enterprise income tax returns to the competent tax authority, and properly collect and retain relevant materials for future reference. For software enterprises, materials listed in the
“follow-up
management requirements,” which are contained in the catalog attached to Circular 23, shall be prepared and submitted to the competent tax authority after annual financial settlement completed every year.
The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the SAT in April 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

In addition, the SAT issued a bulletin in August 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident
PRC-controlled
offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the
PRC-sourced
dividends, interest and royalties to the
PRC-controlled
offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.
In addition, the SAT issued a bulletin in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules.
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
PRC Withholding Tax
. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid to shareholders residing in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the DTA. In January 2018, the SAT promulgated Circular 9, to clarify the definition of beneficial owner under PRC tax treaties and tax arrangements. According to Circular 9, a beneficial owner refers to a party who holds ownership and control over incomes or the rights or assets from which the incomes are derived. In determining whether a resident of the other contracting party to a double taxation agreement, or a DTA, who is applying for enjoying preferential treatment under the DTA has the status as a beneficial owner, comprehensive analysis shall be conducted in light of the actual circumstances of the specific case and based on several factors, include among others, if (1) an applicant is under the obligation to pay 50% or more of the incomes received to any resident of any third country (region) within 12 months upon receipt of the incomes; and (2) if the business activities carried out by an applicant constitutes substantive business activities. Substantive business activities shall include substantive manufacturing, distribution, management and other activities. Whether an applicant’s business activities are substantive shall be determined based on the functions actually performed by the applicant and the risks assumed thereby. The substantive investment and shareholding management activities carried out by the applicant may constitute substantive business activities. Where the applicant concurrently engages in investment and shareholding management activities that do not constitute substantive business activities and other business activities, if the other business activities are not significant enough, the applicant will not be considered as engaging in substantive business activities and hence more likely not a beneficial owner. In addition, if the incomes derived by any of the following applicants from China are dividends, the relevant applicant may be directly determined as having the status of a “beneficial owner”:

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
According to the Circular 102, for the temporary exemption of overseas investors from payment of withholding income tax, the following conditions must be satisfied at the same time:

(1)
Direct investment made by overseas investors with the profits distributed thereto, includes their activities of equity investment with the distributed profits such as capital increase, new establishment and equity purchase and excludes the increase through purchase or distribution and purchase of the shares of listed companies (excluding the conforming strategic investment), specifically including: (i) Increasing through purchase or distribution of the paid-in
capital or capital reserve of resident enterprises within PRC; (ii) Investing in new establishment of resident enterprises within PRC; (iii) Purchasing the shares of resident enterprises within China from nonaffiliated parties; and (iv) Other methods prescribed by the Ministry of Finance and the SAT. The enterprises in which overseas investors invest through above investment activities shall be collectively referred to the invested enterprises.

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
PRC Value-Added Tax (VAT)
. The VAT reform program change the charge of sales tax from business tax to VAT for certain pilot industries, and was initially applied only to certain pilot industries in Shanghai and was extended to apply nationwide and to cover more additional industry sectors. On March 24, 2016, the Ministry of Finance and the State Administration promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax, effective on May 1, 2016. On June 18, 2016, the Ministry of Finance and the SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value-Added Tax in the Policy of Reinsurance, Real Estate Leasehold and Non-formal Education, in which the general taxpayers providing non-academic
educational services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by Novel Coronavirus Infection issued by Ministry of Finance and SAT, or the Cai Shui [2020] No.8, due to the
COVID-19
virus, the VAT from providing daily life services will be exempted starting on January 1, 2020 until December 31, 2020.
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
Further according to Circular 11, the
non-sensitive
projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment by companies established for financing and investing, such as fund institutions, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of such project. The non-sensitive
projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over USD300 million shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive
projects.

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
Except our online education business that is operated by our majority-owned subsidiary, Koolearn, and its subsidiaries and consolidated variable interest entities, substantially all of our operations are conducted in China through contractual arrangements between our wholly-owned subsidiaries in China, New Oriental China (our variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly-owned subsidiaries that are currently parties to these contractual arrangements are Beijing Hewstone, Beijing Decision, Beijing Pioneer and Beijing Smart Wood. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses
our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Beijing Pioneer primarily engages in the educational software development business. Beijing Smart Wood primarily engages in the educational software development and consulting business.
The following diagram sets out details of our significant subsidiaries and New Oriental China and its schools and subsidiaries as of the date of this annual report:

Equity interest for companies.

Sponsorship interest for schools.

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

(1)
Beijing Century Friendship Education Investment Co., Ltd, or Century Friendship, is 99% owned by Mr. Michael Minhong Yu, our founder and executive chairman, and 1% owned by Mr. Zhihui Yang, our chief financial officer. In November 2019, Ms. Bamei Li, Mr. Yu’s mother, completed the transfer of the equity interest in Century Friendship held by her to Mr. Michael Minhong Yu and Mr. Zhihui Yang, prior to such transfer, Century Friendship was 80% owned by Mr. Yu and 20% owned by Ms. Bamei Li.

(2)
Excluding certain schools that are separate legal entities but have been counted to our learning centers and certain schools that have been counted as the same school in the same city or region from the perspective of our internal management and our kindergartens.

(3)	Consisting of various PRC companies operating our educational content and other technology development and distribution business, and overseas studies consulting business in China.
PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly-owned subsidiaries in China, and our variable interest entities, their schools and subsidiaries and their shareholders. In the fiscal years ended May 31, 2018, 2019 and 2020, our variable interest entities contributed in aggregate 98.8%, 98.7% and 96.5% of our total net revenues, respectively.
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
In February 2017, as part of our efforts to streamline the corporate structure, we removed Shanghai Smart Words as a party to the contractual arrangements with New Oriental China and its schools and subsidiaries and shareholder. The rights and obligations of Shanghai Smart Words under these contractual arrangements have been assumed by Beijing Decision. The April 2012 equity pledge agreements have been amended to reflect the foregoing change while the other terms of these agreements remain unchanged. The equity pledges of Century Friendship under the amended agreements have been registered with the Haidian District, Beijing branch of the SAMR.
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
Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on factors such as the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a
30-day
prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2018, 2019 and 2020, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$252.2 million, US$402.3 million and US$440.3 million, respectively.
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

Exclusive Option Agreement.
Exclusive Option Purchase Agreement dated as of May 10, 2018 was entered into by Dexin Dongfang, Beijing Xuncheng and all of its shareholders. Pursuant to this agreement, Beijing Xuncheng’s shareholders unconditionally and irrevocably agreed to grant Dexin Dongfang an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng for the minimum amount of consideration permitted by PRC law. Where the purchase price is required by PRC law to be an amount other than nil consideration, Beijing Xuncheng’s shareholders undertake to return the amount of purchase price they shall have received to Dexin Dongfang or any of its designated third party. Dexin Dongfang has the sole discretion to decide whether to exercise the option in part, in full or at all. Without the prior written consent of Dexin Dongfang, none of the assets of Beijing Xuncheng may be sold, transferred or otherwise disposed of. In addition, without Dexin Dongfang’s prior written consent, none of Beijing Xuncheng’s shareholders may transfer or permit to create any encumbrance, guarantee or security over its equity interests in Beijing Xuncheng. Beijing Xuncheng’s shareholders also undertook that if they receive any profit distribution or dividend from Beijing Xuncheng, they will immediately pay or transfer such amount, subject to the relevant tax payment being made under the relevant laws and regulations, to Dexin Dongfang. This agreement will remain in effect until Dexin Dongfang or its designated third parties have acquired all the equity interests in Beijing Xuncheng. Dexin Dongfang may unilaterally terminate this agreement through a
30-day
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
Exclusive Management Consultancy and Cooperation Agreement.
Exclusive Management Consultancy and Cooperation Agreement dated as of May 10, 2018 was entered into by and among Dexin Dongfang, Beijing Xuncheng and its subsidiaries, and all of its shareholders. Pursuant to the agreement, Dexin Dongfang has the exclusive right to provide, or designate any third party to provide Beijing Xuncheng and its subsidiaries with corporate management services, intellectual property licenses, technical and business supports, and other additional services as the parties may agree from time to time. Without Dexin Dongfang’s prior written consent, neither Beijing Xuncheng nor any of its subsidiaries may accept foregoing services from a third party. Dexin Dongfang owns all intellectual property rights arising out of the performance of this agreement. In exchange for the services, Beijing Xuncheng and its subsidiaries agree to pay their entire income to Dexin Dongfang as the service fee. In addition, without Dexin Dongfang’s prior written consent, Beijing Xuncheng and its subsidiaries shall not enter into any transactions that may affect its assets, obligations, rights or operations, other than those transactions entered into in the ordinary course of business. Dexin Dongfang has the right to appoint directors, general managers, financial controllers and other senior managers Beijing Xuncheng and its subsidiaries. Without Dexin Dongfang’s prior written consent, Beijing Xuncheng shall not change or remove any directors or make any distribution to its shareholders. This agreement will remain effective until terminated upon the agreement of the parties.
Letters of Undertaking.
As of the date of this annual report, Century Friendship directly held the entire equity interest in New Oriental China, the largest shareholder of Beijing Xuncheng. To ensure stability and continued validity and enforceability of the foregoing agreements, Century Friendship and its shareholders, our founder Mr. Yu and Ms. Li Bamei, have executed a letter of undertaking dated May 10, 2018 whereby they undertake not to enter into any arrangement, including pledge, sale, disposal or creation of other third party rights, in relation to Century Friendship’s equity interests in New Oriental China which may adversely affect the implementation of the foregoing agreements entered into by New Oriental China unless they have obtained consent from Koolearn or Dexin Dongfang, and the counterparties or beneficiaries of such arrangement have executed written undertaking(s) to the effect that they will not affect the performance of the foregoing agreements entered into by New Oriental China. The general partner of each limited partnership that holds equity interest in Beijing Xuncheng executed a similar letter of undertaking as of May 10, 2018 to the same effect. In addition, Century Friendship and its shareholders undertook not to participate in, invest in, own or manage any businesses competing with that of Beijing Xuncheng and its subsidiaries as long as they continue to hold equity interest in Beijing Xuncheng.

Supplemental Agreement.
Pursuant to the supplemental agreement dated October 10, 2019 entered into by and among Dexin Dongfang, Zhuhai Chongsheng Heli Network Technology Co., Ltd., or Zhuhai Chongsheng, a wholly-owned PRC subsidiary of Koolearn, Beijing Xuncheng and its subsidiaries and all of its shareholders, Zhuhai Chongsheng joined as a party to the contractual agreements between Dexin Dongfang, Beijing Xuncheng and its subsidiaries and shareholders (including the Exclusive Option Agreement, Exclusive Management Consultancy and Cooperation Agreement, Equity Pledge Agreement, Letters of Undertaking and Powers of Attorney). Pursuant to the supplemental agreement, Zhuhai Chongsheng assumed the same rights and share the same obligations as Dexin Dongfang under the contractual agreements.
Acceptance Letter.
Beijing Dongfang Youbo Network Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated October 10, 2019 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement.
In the opinion of Tian Yuan Law Firm, our PRC legal counsel, as of the date of this annual report:

•
(i) the corporate structure of New Oriental China and its schools and subsidiaries, and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries, Dexin Dongfang and Zhuhai Chongsheng are not in violation of existing PRC laws and regulations; and

•
(i) the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China, and (ii) the contractual arrangements among Dexin Dongfang, Zhuhai Chongsheng, Beijing Xuncheng and its subsidiaries and shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, if the relevant government authorities take a different view from ours on the Preschool Opinions and determine that our for-profit
and/or
non-profit
kindergartens shall be excluded from our company, we may be requested to unwind the contractual arrangements for some or all of our kindergartens. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our education business in China do not comply with PRC regulatory restrictions on foreign investment in the education business, we could be subject to severe penalties. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment
Our headquarters are located in Beijing, China, where we own approximately 49,000 square meters of office, training center and classroom space. In addition, we own approximately 210,000 square meters of schools in Yangzhou and an aggregate of approximately 47,000 square meters of space for our schools, learning centers and bookstores in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Changsha, Hangzhou, Zhengzhou and Hefei. We lease all of our facilities for our schools, learning centers and bookstores in 78 other cities throughout China. For more information concerning our schools, learning centers and bookstores, see “Item 4. Information on the Company—B. Business Overview—Our Network.”

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
General Factors Affecting Our Results of Operations
We have benefited significantly from favorable demographic trends, the overall economic growth and the demand for high-quality educational services in China. We expect that the demand for private educational services in China will be driven by (i) continued population growth and increasing disposable income per capita along with increasing level of urbanization, (ii) increasing education and employment opportunities requiring educational services beyond school curriculum, and (iii) advancement and wide application of innovative technology. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the private education industry in China, which in turn may harm our business and results of operations and any heightened tension in international relations or global pandemic can have an adverse impact on our overseas related businesses, such as test preparation and consulting services.
Specific Factors Affecting Our Results of Operations
While our business is influenced by factors affecting the private education industry in China generally and by conditions in each of the geographic markets we serve, we believe our business is more directly affected by company-specific factors such as the number of student enrollments, the amount of course fees and our operating cost and expenses.
The number of student enrollments is in turn largely driven by the demand for our courses, our ability to maintain the consistency and quality of our teaching, our established brand and reputation and effectiveness of our marketing and brand promotion efforts, our ability to optimize our comprehensive online and offline integrated education ecosystem and our OMO (online-merge-offline) standardized digital classroom teaching system on a constant basis, the locations of our schools and learning centers, and our ability to respond to competitive pressure, as well as seasonal factors. The demand for our courses also depends on the continued use of admissions and assessment tests by educational institutions and governmental authorities both in China and abroad. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the subject of the course, the geographic location of the school, cost of services, and the course fees charged by our competitors for the same or similar courses. We typically adjust course fees or school fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. The level of our operating cost and expenses will depend on our ability to carry out our systemized and centralized approach to improve operational efficiency through refinement of our centralized operation platform that supports all service offerings and continued investment in technologies.
Our future results of operations will depend significantly upon our ability to increase student enrollments both online and offline and further expand our school network throughout China, as well as offer a greater variety of courses, including smaller-size
classes. Our planned expansion may result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our growth. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

Impact of
COVID-19
The outbreak of
COVID-19
pandemic around the globe has had and is expected to continue to have an impact on our operations and financial performance. Our student acquisition efforts were affected, and the enrollment for summer courses were delayed. While our K-12 after-school tutoring courses,
(“K-12
AST courses”), experienced continued growth, our overseas related businesses, including test preparation and consulting services, have been negatively affected due to cancellation of overseas exams, suspension of overseas schools and restrictions on travels.
During the
COVID-19
outbreak, our continued investment in OMO system enabled us to swiftly and effectively move our offline classes to online live broadcasting classes while maintaining the high quality of our services. Our students’ satisfaction and the effectiveness of our online courses through our OMO system was demonstrated by more students retained from winter to spring semester and from spring to summer semester as compared with the same period during last fiscal year. We incurred additional selling and marketing expenses as we ramped our marketing efforts to capture new market opportunities during
COVID-19
pandemic, especially for new initiatives in
K-12
AST on our pure online education platform, Koolearn.com. We believed that we are also well positioned to further consolidate the market in the aftermath of the pandemic.
The
COVID-19
outbreak may continue affect our business operations and its financial condition and operating results for the fiscal year 2021, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long term investments.
Selected Statements of Operations Items
Net Revenues
.
In the fiscal years ended May 31, 2018, 2019 and 2020, we generated total net revenues of US$2,477.4 million, and US$3,096.5 million and US$3,578.7 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.
We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 88.5%, 90.0% and 90.3% of our total net revenues in the fiscal years ended May 31, 2018, 2019 and 2020, respectively; and

•	books and other services, which accounted for 11.5%, 10.0% and 9.7% of our total net revenues in the fiscal years ended May 31, 2018 2019 and 2020, respectively.
Educational Programs and Services.
Our educational programs and services consist of
K-12
AST, test preparation, and other courses (which we formerly referred to as language training and test preparation courses), pre-school
education, primary and secondary school education and online education. Revenues from
K-12
AST, test preparation, and other courses accounted for 82.7%, 84.2% and 85.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2018, 2019 and 2020. We expect to continue to derive a substantial majority of our revenues from educational programs and services.
We recognize revenues from course fees collected for enrollment in our
K-12
AST, test preparation, and other courses and online education proportionally as we deliver the instruction over the period of the course. Course fees are generally paid in advance by students and are initially recorded as deferred revenue. Students are entitled to a short-term trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those collected but unearned portion of the fee is available to be refunded. We recognize revenues from school fees collected for enrollment in our pre-school
education and primary and secondary schools ratably over the corresponding academic year.

Our courses generally have the highest revenue in our first fiscal quarter within the same fiscal year, which runs from June 1 to August 31 of each year, primarily because many students enroll in our courses during the summer vacation to prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced higher revenue in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our test preparation courses during the winter school holidays. Our
K-12
AST courses tend to have higher revenue in the second half of our fiscal year, primarily because we gain more student enrollments as it gets closer to the exam season, such as the Zhongkao and Gaokao. We expect quarterly fluctuations in our revenues and results of operations to continue.
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
Operating Cost and Expenses
. Our operating cost and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating cost and expenses as a percentage of total net revenues for the periods indicated.

	For the Years Ended May 31,
	2018		2019		2020
(in thousands, except percentages)	US$	%	US$	%	US$	%
Net revenues	2,447,430	100.0	3,096,491	100.0	3,578,682	100.0
Operating cost and expenses:
Cost of revenues	(1,065,740)	(43.5)	(1,376,269)	(44.5)	(1,588,899)	(44.4)
Selling and marketing	(324,249)	(13.2)	(384,287)	(12.4)	(445,259)	(12.4)
General and administrative	(794,482)	(32.5)	(1,034,028)	(33.4)	(1,145,521)	(32.0)

Total operating cost and expenses	(2,184,471)	(89.2)	(2,794,584)	(90.3)	(3,179,679)	(88.9)

Cost of Revenues.
Cost of revenues for educational programs and services primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services, as well as costs of course materials.
Our teachers consist of both full-time teachers and contract teachers. Full-time teachers deliver instruction and may also be involved in management, administration and other functions at our schools. Full-time teachers’ compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our contract teachers, who we mainly hire based on fluctuation in demand, is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors. We account for teaching fees and performance-linked bonuses paid to our teachers as cost of revenues as they are directly associated with the provision of educational services. Cost of books and other materials primarily consist of printing costs of books and other materials, and licenses fees, royalties and other fees paid to content licensors, publishing companies and third-party distributors. We anticipate that our total cost of revenues will continue to increase as we continue to open new schools and learning centers and hire additional teachers.
Selling and Marketing Expenses.
Our selling and marketing expenses primarily consist of human resources expenses and other expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purpose. We expect that our selling and marketing expenses will continue to increase as we further expand into new geographic locations and enhance our brand recognition.

General and Administrative Expenses.
Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, R&D expenses, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business.
Share-based Compensation Expenses
In January 2016, we adopted the 2016 Share Incentive Plan, under which we are authorized to issue up to 10,000,000 common shares pursuant to awards (including options) granted to our employees, directors and consultants. Since the adoption of our 2016 Share Incentive Plan, we have granted a total of 3,132,665 non-vested
equity shares, among which, 1,029,304 and 181,715 were granted in the fiscal years ended May 31, 2019 and 2020, respectively, 77,224 and 143,744 shares were forfeited in the fiscal years ended May 31, 2019 and 2020, respectively.
On July 13, 2018, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn
Pre-IPO
Share Option Scheme, under which Koolearn is authorized to issue up to 47,836,985 ordinary shares pursuant to awards granted to the directors, senior management, employees and contractors of Koolearn. Since the adoption of the Koolearn
Pre-IPO
Share Option Scheme, Koolearn has granted options to obtain an aggregate of 47,836,985 shares in Koolearn to 144 grantees under the Koolearn
Pre-IPO
Share Option Scheme. 2,360,000 shares were forfeited and 3,129,000 shares were cancelled in the fiscal year ended May 31, 2020.
On January 30, 2019, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn
Post-IPO
Share Option Scheme, under which Koolearn is authorized to issue up to 91,395,910 ordinary shares pursuant to awards granted to, among others, directors, employees of Koolearn or its affiliate. Since the adoption of the Koolearn
Post-IPO
Share Option Scheme, Koolearn has granted options to obtain an aggregate of 40,000,000 shares in Koolearn to 552 grantees under the Koolearn
Post-IPO
Share Option Scheme. 1,801,000 shares were forfeited and nil shares were cancelled in the fiscal year ended May 31, 2020.
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

	For the Years Ended May 31,
	2018		2019		2020
(in thousands, except percentages)	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expense:
Cost of revenues	—	—	134	0.2	2,224	3.6
Selling and marketing	—	—	1,205	1.7	4,227	6.8
General and administrative	57,443	100.0	69,997	98.1	55,606	89.6

Total	57,443	100.0	71,336	100.0	62,057	100.0

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
PRC
Other than our primary and secondary schools, our operating entities in China are subject to a value-added tax (“VAT”) at varying rates ranging from 3% to 16% (or 13% starting April 1, 2019) on their respective net revenues. Our operating entities that provide educational services are subject to a simple VAT collection method and apply for a 3% VAT rate since June 2016 according to the Notice of the Ministry of Finance and the State Administration of Taxation on Further Clarifying the Policies regarding Reinsurance, Immovable Property Leasing and
Non-Academic
Education in the Comprehensive Promotion of the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Circular 68. VAT is reported as a deduction to revenue when incurred.
With regard to income tax, enterprises in China are generally subject to enterprise income tax at a rate of 25%. Enterprises that qualify as “high and new technology enterprises” are entitled to a favorable enterprise income tax rate of 15% rather than the 25% uniform statutory tax rate. Such qualification is reassessed by relevant governmental authorities every three years. Five of our wholly-owned subsidiaries in China, including Beijing Pioneer, Beijing Smart Wood and three other subsidiaries, are qualified as “high and new technology enterprises.” Beijing Hewstone, Beijing Decision and other two wholly owned subsidiaries in China, are in the process of renewing its qualification of “high and new technology enterprises.” Once the renewal are completed, these subsidiaries will be eligible for a favorable enterprise income tax rate of 15% starting January 1, 2020. Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of our variable interest entity New Oriental China, and Kuxue Huisi Network Technology Co., Ltd, a subsidiary of our variable interest entity Beijing Xuncheng, are also qualified as “high and new technology enterprises.” Beijing Xuncheng, one of our variable interest entities, is also in the process of renewing its qualification of “high and new technology enterprises.” Once the renewal is completed, Beijing Xuncheng will be eligible for a favorable enterprise income tax rate of 15% starting January 1, 2020.
An enterprises that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning from such enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Four of our wholly-owned subsidiaries in China, Beijing Jinghong, Beijing Zhiyuan Hangcheng and other two subsidiaries, are qualified as software enterprises.
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

In addition, under the current regulatory regime, whether our schools are entitled to any preferential income tax treatment remains unclear, and practice varies across different cities in China. Pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, no regulations have been promulgated by the relevant authorities with regard to the preferential income tax treatment applicable to private schools requiring reasonable returns. As of May 31, 2020, 18 of our schools elected as schools not requiring reasonable returns, and 39 of our schools elected as schools requiring reasonable returns and the remaining schools were not classified or registered as companies. The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit
or
for-profit
private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit
private schools. Pursuant to the Amended Private Education Law, non-profit
private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit
private schools are still unclear. Due to a lack of implementation rules, whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. Among our schools in four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2020, three schools are subject to the standard 25% enterprise income tax rate and one school was not required by the governing tax bureau to pay any EIT from its establishment through May 31, 2020.
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
For additional information on PRC regulations on taxation, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The discontinuation of any preferential tax treatments currently available to us could materially and adversely affect our results of operations.”
Recent Acquisitions
In October 2017, we acquired the entire equity interest in Hangzhou Shengshen Technology Co., Ltd, a
K-12
education group located in Zhejiang, for a total consideration of US$11.0 million.
In September 2018, we acquired the entire equity interest in Suzhou Hongyi Education Investment Co., Ltd, a kindergarten group located in Suzhou, for a total consideration of US$42.6 million.
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
In January 2020, we acquired the entire equity interest in Nanjing Qicheng, a
K-12
education group, located in Nanjing, for a total consideration of US$1.2 million.
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

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2018	2019	2020
Net revenues:
Educational programs and services	2,165,152	2,785,254	3,230,378
Books and other services	282,278	311,237	348,304

Total net revenues	2,447,430	3,096,491	3,578,682
Operating cost and expenses: (1)
Cost of revenues	(1,065,740)	(1,376,269)	(1,588,899)
Selling and marketing	(324,249)	(384,287)	(445,259)
General and administrative	(794,482)	(1,034,028)	(1,145,521)

Total operating cost and expenses	(2,184,471)	(2,794,584)	(3,179,679)

Gain on disposal of a subsidiary	—	3,627	—

Operating income	262,959	305,534	399,003

Other income, net:
Interest income	84,838	97,530	116,117
Interest expense	—	(1,615)	(4,627)
Realized gain from long-term investments	7,366	26,379	407
Impairment loss from long-term investments	(980)	(5,919)	(31,750)
Loss from fair value change of long-term investments	—	(104,636)	(18,451)
Miscellaneous income, net	2,841	(1,424)	27,137

Provision for income (loss) taxes:
Current	(72,785)	(103,031)	(142,992)
Deferred	13,377	17,317	8,630

Provision for income taxes	(59,408)	(85,714)	(134,362)

(Loss) gain from equity method investments	(379)	(2,289)	1,385

Net income	297,237	227,846	354,859

Less: Net income (loss) attributable to noncontrolling interests	1,107	(10,219)	(58,474)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	296,130	238,065	413,333

Net income per common share attributable to shareholders of New Oriental Education & Technology Group Inc. (2)
-Basic	1.87	1.50	2.61

-Diluted	1.87	1.50	2.59

Weighted average shares used in calculating basic net income per common share	158,168,794	158,293,890	158,429,576
Weighted average shares used in calculating diluted net income per common share	158,556,500	159,039,345	159,536,890

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2018	2019	2020
Cost of revenues	—	134	2,224
Selling and marketing	—	1,205	4,227
General and administrative	57,443	69,997	55,606

Total	57,443	71,336	62,057

(2)	Each ADS represents one common share.

Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019
Net Revenues.
Our total net revenues increased by 15.6% from US$3,096.5 million for the fiscal year ended May 31, 2019 to US$3,578.7 million for the fiscal year ended May 31, 2020. This increase was due to the increased revenues from both educational programs and services as well as from books and other services. The number of student enrollment is the main driver for our revenue. We track the number of student enrollment as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

•
Educational Programs and Services.
Net revenues from our educational programs and services increased by 16% from US$2,785.3 million for the fiscal year ended May 31, 2019 to US$3,230.4 million for the fiscal year ended May 31, 2020. This increase was primarily due to the growth in revenues from
K-12
AST, test preparation, and other courses from US$2,605.8 million in the fiscal year ended May 31, 2019 to US$3,040.7 million in the fiscal year ended May 31, 2020. The increase in revenues from
K-12
AST, test preparation, and other courses was mainly attributable to the increase in revenues from
K-12
AST courses, partially offset by a decrease in revenues from overseas test preparation courses due to the
COVID-19
pandemic. The increase in revenues from
K-12
AST courses was mainly due to the increase in student enrollment in those courses. The number of student enrollments for our
K-12
AST, test preparation, and other courses increased from approximately 8.4 million in the fiscal year ended May 31, 2019 to approximately 10.6 million in the fiscal year ended May 31, 2020, despite the dampened growth in the quarter ended May 31, 2020 due to the impact of
COVID-19.

•
Books and Other Services.
Net revenues from sales of books and other educational materials and services increased by 11.9% from US$311.2 million in the fiscal year ended May 31, 2019 to US$348.3 million in the fiscal year ended May 31, 2020, primarily due to the increased revenue of US$30.1 million from overseas consulting business in the fiscal year ended May 31, 2020.

Operating Cost and Expenses.
Our total operating cost and expenses increased by 13.8% from US$2,794.6 million in the fiscal year ended May 31, 2019 to US$3,179.7 million in the fiscal year ended May 31, 2020. This increase resulted from increases in each of our cost of revenues, selling and marketing expenses and general and administrative expenses. Our operating cost and expenses continue to increase as we continue to open new schools and learning centers and hire additional teachers. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget accordingly. Our total numbers of schools and learning centers were 104 and 1,361, respectively, as of May 31, 2020, compared to 95 and 1,159, respectively, as of May 31, 2019. We employed approximately 33,900 and 41,400 teachers as of May 31, 2019 and 2020, respectively.

•
Cost of Revenues.
Our cost of revenues increased by 15.4% from US$1,376.3 million in the fiscal year ended May 31, 2019 to US$1,588.9 million in the fiscal year ended May 31, 2020. This increase was in line with the increase in revenues and primarily due to an increase in teachers’ compensation for more aggregated teaching hours and higher rental costs for the increased number of schools and learning centers in operation during the fiscal year ended May 31, 2020.

•
Selling and Marketing Expenses.
Our selling and marketing expenses increased by 15.9% from US$384.3 million in the fiscal year ended May 31, 2019 to US$445.3 million in the fiscal year ended May 31, 2020. This increase was primarily due to the increase in online marketing efforts and the addition of a number of customer service representatives and marketing staff with the aim of capturing the new market opportunity during
COVID-19
pandemic, especially for new initiatives in our pure online education platform, Koolearn.com.

•
General and Administrative Expenses.
Our general and administrative expenses increased by 10.8% from US$1,034.0 million in the fiscal year ended May 31, 2019 to US$1,145.5 million in the fiscal year ended May 31, 2020. This increase was primarily due to an increase of US$41.3 million in human resources expenses, and an increase of US$34.7 million in general operational expenses during the fiscal year ended May 31, 2020.

Other Income, Net.
Our other income, net increased from US$10.3 million in the fiscal year ended May 31, 2019 to US$88.8 million in the fiscal year ended May 31, 2020, which was primarily due to higher loss from fair value change of long-term investments in the fiscal year ended May 31, 2019 and certain VAT exemption due to the
COVID-19
in the fiscal year ended May 31, 2020.
Provision for Income Tax.
Our income tax expense increased by 56.8% from US$85.7 million in the fiscal year ended May 31, 2019 to US$134.4 million in the fiscal year ended May 31, 2020. The increase was primarily due to an increase in valuation allowance for deferred tax assets in the fiscal year ended May 31, 2020.
Net Income
. As a result of the foregoing, our net income for the fiscal year ended May 31, 2020 was US$354.9 million, compared to US$227.8 million for the fiscal year ended May 31, 2019.
Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018
Net Revenues.
Our total net revenues increased by 26.5% from US$2,447.4 million for the fiscal year ended May 31, 2018 to US$3,096.5 million for the fiscal year ended May 31, 2019. This increase was due to the increased revenues from both educational programs and services as well as from books and other services.

•
Educational Programs and Services.
Net revenues from our educational programs and services increased by 28.6% from US$2,165.2 million for the fiscal year ended May 31, 2018 to US$2,785.3 million for the fiscal year ended May 31, 2019. This increase was primarily due to the growth in revenues from
K-12
AST, test preparation, and other courses from US$2,023.0 million in the fiscal year ended May 31, 2018 to US$2,605.8 million in the fiscal year ended May 31, 2019. The increase in revenues from
K-12
AST, test preparation, and other courses was mainly attributable to the increase in the number of student enrollments from approximately 6.3 million in the fiscal year ended May 31, 2018 to approximately 8.4 million in the fiscal year ended May 31, 2019, and in particular, the increased number of student enrollments in test preparation courses for middle and high school students and language training courses for children. The significant increase in the number of student enrollments is primarily due to the division of the spring semester into two parts since November 2018, in order to comply with the then latest regulatory requirements. Under this method, student enrollments in the spring semester are recorded separately for each part and the student enrollments for each part fall into separate quarters.

•
Books and Other Services.
Net revenues from sales of books and other educational materials and services increased by 10.3% from US$282.3 million in the fiscal year ended May 31, 2018 to US$311.2 million in the fiscal year ended May 31, 2019, primarily due to the increased revenue of US$26.8 million from the overseas consulting business in the fiscal year ended May 31, 2019.

Operating Cost and Expenses.
Our total operating cost and expenses increased by 27.9% from US$2,184.5 million in the fiscal year ended May 31, 2018 to US$2,794.6 million in the fiscal year ended May 31, 2019. This increase resulted from increases in our cost of revenues, selling and marketing expenses and general and administrative expenses. Our total numbers of schools and learning centers were 95 and 1,159, respectively, as of May 31, 2019, compared to 87 and 994, respectively, as of May 31, 2018.

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

Other Income, Net.
Our other income, net decreased from US$94.1 million in the fiscal year ended May 31, 2018 to US$10.3 million in the fiscal year ended May 31, 2019, which was primarily due to higher loss from fair value change of long-term investments in the fiscal year ended May 31, 2019.
Provision for Income Tax.
Our income tax expense increased by 44.3% from US$59.4 million in the fiscal year ended May 31, 2018 to US$85.7 million in the fiscal year ended May 31, 2019. The increase was primarily due to a higher income tax rate incurred in the fiscal year ended May 31, 2019.
Net Income.
As a result of the foregoing, our net income for the fiscal year ended May 31, 2019 was US$227.8 million, compared to US$297.2 million for the fiscal year ended May 31, 2018.
Discussion of Segment Operations
For the years ended May 31, 2018, 2019 and 2020, we identified seven operating segments, including
(i) K-12
AST, test preparation, and other courses (which we formerly referred to as language training and test preparation courses), (ii) primary and secondary school education, (iii) online education, (iv) content development and distribution,
(v) pre-school
education, (vi) overseas study consulting services, and (vii) study tours. In the year ended May 31, 2020, we identified
K-12
AST, test preparation, and other courses as a reportable segment. Primary and secondary school education, online education, content development and distribution, pre-school
education, overseas study consulting services and study tours operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.
Net revenues from our
K-12
AST, test preparation, and other courses accounted for 82.7%, 84.2% and 85.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2018, 2019 and 2020. We recognize revenues from course fees collected for enrollment in our
K-12
AST, test preparation, and other courses proportionally as we deliver the instruction over the period of the course.
Cost of revenues for our
K-12
AST, test preparation, and other courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services.
Selling and marketing expenses for our
K-12
AST, test preparation, and other courses primarily consist of marketing and promotion expenses and other costs related to our selling and marketing activities.
General and administrative expenses for our
K-12
AST, test preparation, and other courses primarily consist of compensation and benefits of administrative staff of our
K-12
AST, test preparation, and other courses segment, compensation and benefits, rental and utilities payments relating to office and administrative functions of our
K-12
AST, test preparation, and other courses segment, depreciation and amortization of property and equipment used in the general and administrative activities of our
K-12
AST, test preparation, and other courses segment and, to a lesser extent, costs to develop our curriculum.

The following table lists our net revenues and operating cost and expenses by reportable segment for the periods indicated.

	For the Years Ended May 31,
(in thousands of US$)	2018	2019	2020
Net revenues of the reportable segment:
K-12 AST, test preparation, and other courses	2,022,978	2,605,829	3,040,741
Total net revenues of the reportable segment	2,022,978	2,605,829	3,040,741

Total net revenues of our company	2,447,430	3,096,491	3,578,682

Operating cost and expenses of the reportable segment:
Cost of revenues:
K-12 AST, test preparation, and other courses	(869,012)	(1,128,355)	(1,304,239)

Selling and marketing:
K-12 AST, test preparation, and other courses	(193,851)	(212,170)	(218,739)
General and administrative:
K-12 AST, test preparation, and other courses	(504,985)	(675,315)	(729,125)

Total operating cost and expenses of the reportable segment	(1,567,848)	(2,015,840)	(2,252,103)

Total operating cost and expenses of our company	(2,184,471)	(2,794,584)	(3,179,679)

Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019
Net Revenues of
K-12
AST, test preparation, and other courses
Net revenues from our
K-12
AST, test preparation, and other courses increased by 16.7% from US$2,605.8 million for the fiscal year ended May 31, 2019 to US$3,040.7 million for the fiscal year ended May 31, 2020 , primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019—Net Revenues—Educational Programs and Services.”
Operating Cost and Expenses of
K-12
AST, test preparation, and other courses

•
Cost of Revenues.
Cost of revenues for our
K-12
AST, test preparation, and other courses increased by 15.6% from US$1,128.4 million for the fiscal year ended May 31, 2019 to US$1,304.2 million for the fiscal year ended May 31, 2020, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019—Operating Costs and Expenses—Cost of Revenues.”.

•
Selling and Marketing Expenses.
Selling and marketing expenses for our
K-12
AST, test preparation, and other courses increased by 3.1% from US$212.2 million for the fiscal year ended May 31, 2019 to US$218.7 million for the fiscal year ended May 31, 2020, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019—Operating Costs and Expenses—Selling and Marketing Expenses.”

•
General and Administrative Expenses.
General and administrative expenses for our
K-12
AST, test preparation, and other courses increased by 8.0% from US$675.3 million for the fiscal year ended May 31, 2019 to US$729.1 million for the fiscal year ended May 31, 2020, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019—Operating Costs and Expenses—General and Administrative Expenses.”

Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018
Net Revenues of
K-12
AST, test preparation, and other courses
Net revenues from our
K-12
AST, test preparation, and other courses increased by 28.8% from US$2,023.0 million for the fiscal year ended May 31, 2018 to US$2,605.8 million for the fiscal year ended May 31, 2019, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018—Net Revenues—Educational Programs and Services.”

Operating Cost and Expenses of
K-12
AST, test preparation, and other courses

•
Cost of Revenues.
Cost of revenues for our
K-12
AST, test preparation, and other courses increased by 29.8% from US$869.0 million for the fiscal year ended May 31, 2018 to US$1,128.4 million for the fiscal year ended May 31, 2019, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018—Operating Costs and Expenses—Cost of Revenues.”

•
Selling and Marketing Expenses.
Selling and marketing expenses for our
K-12
AST, test preparation, and other courses increased by 9.5% from US$193.9 million for the fiscal year ended May 31, 2018 to US$212.2 million for the fiscal year ended May 31, 2019, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018—Operating Costs and Expenses—Selling and Marketing Expenses.”

•
General and Administrative Expenses.
General and administrative expenses for our
K-12
AST, test preparation, and other courses increased by 33.7% from US$505.0 million for the fiscal year ended May 31, 2018 to US$675.3 million for the fiscal year ended May 31, 2019, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2019 Compared to Fiscal Year Ended May 31, 2018—Operating Costs and Expenses—General and Administrative Expenses.”

Inflation
According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2018, 2019 and 2020 were increases of 1.8%, 2.5% and 2.4%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.
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
Revenue recognition
On June 1, 2018, we adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of June 1, 2018. Results for the years ended May 31, 2019 and 2020 are presented under Topic 606, while revenues for the year ended May 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition.
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
K-12
AST, test preparation, and other courses,
pre-school
education, primary and secondary school education and online education. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition is generally collected in advance and is initially recorded as deferred revenue. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those unearned portion of the fee is available to be returned. Historically, we haven’t had material refund. We recognize the revenue, net of VAT and surcharges from the educational programs and services proportionately when the services are delivered. US$3,040.7 million of revenues of educational programs and services was derived from K12 AST, test preparation and other courses, and the remaining amount was derived from other segments.
Books and other services
Other service revenues are primarily derived from consulting services to students regarding overseas studies and study tours. Revenues are recognized when promised services are delivered to the customers in an amount of consideration to which we expect to be entitled to in exchange for those services. Each contract includes certain milestones and each of the milestones is considered a single performance obligation which is satisfied at the point of time when the related milestone is reached. Upon the adoption of Topic 606, we estimate the variable consideration to be earned and recognize revenues related to each milestone when the related milestone is achieved. Under the legacy revenue recognition standard, such revenues were deferred and recognized when student admission is reasonably assured. Our company sells books or other educational materials developed or licensed by our own book stores or websites or through third party distributors. Revenues from sales of books and other educational materials is recognized when control of the promised goods is transferred to the customers, in an amount that reflects the consideration we expects to be entitled to in exchange for the goods. All revenues of books and other services were derived from other segments. Our company provides books and other educational materials that are required for our courses and does not separately charge students for these items.
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
On October 10, 2019, Dexin Dongfang and Zhuhai Chongsheng Heli Network Technology Co., Ltd. or Zhuhai Chongsheng, a wholly-owned PRC subsidiary of Koolearn entered into a supplemental agreement with Beijing Xuncheng and its subsidiaries and all of its shareholders. Pursuant to the supplemental agreement, Zhuhai Chongsheng joined as a party to the contractual agreements between Dexin Dongfang, Beijing Xuncheng and its subsidiaries and shareholders, and assumed the same rights and share the same obligations as Dexin Dongfang under the contractual agreements.
On October 10, 2019, Beijing Dongfang Youbo Network Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the exclusive management consultancy and business cooperation agreement.
As advised by Tian Yuan Law Firm, our PRC legal counsel, our corporate structure in China does not violate any existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations.
PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership,” “Item 3. Risk factors—D. Risks Related to Our Corporate Structure —Our ability to enforce the equity pledge agreements between us and the shareholders of our variable interest entities may be subject to limitations based on PRC laws and regulations” and “Item 3. Risk factors— D. Risks Related to Our Corporate Structure —The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2018, 2019, and 2020, the VIEs contributed in aggregate 98.8%, 98.7% and 96.5%, respectively, of our total net revenues. As of the years ended May 31, 2018, 2019 and 2020, the VIEs accounted for an aggregate of 71.2%, 67.5% and 74.0%, respectively, of the consolidated total assets, and 95.8%, 90.5% and 93.9%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash, investments and commercial property.
Equity securities
On June 1, 2018, we adopted ASU
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
2016-01,
equity securities that have readily determinable fair values and were not accounted for using the equity method or those that result in consolidation of the investee were classified as available-for-sale
investments, and were carried at the fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Upon the adoption of ASU
2016-01,
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
We review our equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, we recognize an impairment loss equal to the difference between the carrying value and the fair value in the consolidated statements of operations.
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
An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We did not record any impairment losses on our equity method investment during the years ended May 31, 2018, 2019 and 2020, respectively.
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
We review our
available-for-sale
investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the available-for-sale
investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded US$980 thousand, US$5.9 million and US$31.8 million impairment losses from long-term investments during the years ended May 31, 2018, 2019 and 2020, respectively.
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
non-PRC
shareholders and ADS holders.”
Operating leases
Before June 1, 2019, we adopted ASC Topic 840 (“ASC 840”),
Leases
, and each lease is classified at the inception date as either a capital lease or an operating lease.
On June 1, 2019, we adopted the New Leasing Standard (“ASC 842”), using the modified retrospective transition method resulting in the recording of operating lease right-of-use
(ROU) assets of US$1,254.6 million and operating lease liabilities of US$1,238.1 million upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations. As of May 31, 2020, we recognized operating lease ROU assets of US$1,425.5 million and total lease liabilities US$1,462.2 million, including current portion at the amount of US$384.2 million.
We determine if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheets as ROU and lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We account for the lease and non-lease
components separately. Lastly, we also have elected to utilize the short-term lease recognition exemption and, for those leases that qualified, we did not recognize operating lease ROU assets or operating lease liabilities.
As the rate implicit in the lease is not readily determinable, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expenses are recorded on a straight-line basis over the lease term.
Recently Issued Accounting Pronouncements
For a summary of recently issued accounting pronouncements, see Note 2 to our consolidated financial statements.

B.	Liquidity and Capital Resources
Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2020, we had US$915.1 million and US$4.4 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other cost and expenses relating to opening new schools and learning centers. We opened 321 new learning centers and closed 110 existing centers in fiscal year 2020.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended May 31,
(in thousands of US$)	2018	2019	2020
Net cash provided by operating activities (1)	781,127	805,648	804,455
Net cash used in investing activities	(407,143)	(574,712)	(1,256,370)
Net cash (used in) provided by financing activities (1)	(74,881)	266,649	(17,862)

Effect of foreign exchange rate changes	42,992	(66,123)	(29,026)

Net change in cash and cash equivalents	342,095	431,462	(498,803)
Cash and cash equivalents and restricted cash at beginning of the period	644,670	986,765	1,418,227

Cash and cash equivalents and restricted cash at end of the period	986,765	1,418,227	919,424

(1)	The reclassification of restricted cash in the cash flows in the year ended May 31, 2018 is due to the adoption of ASU 2016-18: Statement of Cash Flows by using the retrospective application.
Operating Activities
Net cash provided by operating activities amounted to US$804.5 million in the fiscal year ended May 31, 2020. Our net cash provided by operating activities in the fiscal year ended May 31, 2020 reflected net income of US$354.9 million, as adjusted by the reconciliation of certain non-cash
items, including US$146.3 million in depreciation and US$62.1 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenue in the amount of US$61.9 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$63.7 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.
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
Investing Activities
We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou, Hangzhou, Hefei and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the facilities we own and equipment used in our operations, our investment in term deposits and short term investments.

Net cash used in investing activities amounted to US$1,256.4 million in the fiscal year ended May 31, 2020, compared to US$574.7 million in the fiscal year ended May 31, 2019 and US$407.1 million in the fiscal year ended May 31, 2018.
Net cash used in investing activities in the fiscal year ended May 31, 2020 was primarily attributable to net purchase of short term held-to-maturity
investments in the amount of US$715.9 million, purchase of term deposits in the amount of US$249.0 million and the purchase of property and equipment in the amount of US$309.5 million in connection with the expansion of our school network.
Net cash used in investing activities in the fiscal year ended May 31, 2019 was primarily attributable to net purchase of short term held-to-maturity
investments in the amount of US$162.7 million, purchase of term deposits in the amount of US$104.2 million and the purchase of property and equipment in the amount of US$269.1 million in connection with the expansion of our school network.
Net cash used in investing activities in the fiscal year ended May 31, 2018 was primarily attributable to net purchase of short term held-to-maturity
investments in the amount of US$224.5 million, term deposits in the amount of US$117.2 million and the purchase of property and equipment in the amount of US$214.3 million in connection with the expansion of our school network.
Financing Activities
Net cash used in financing activities amounted to US$ 17.9 million in the fiscal year ended May 31, 2020, compared to net cash provided by financing activities of US$266.6 million in the fiscal year ended May 31, 2019 and net cash used in financing activities of US$74.9 million in the fiscal year ended May 31, 2018.
Net cash used in financing activities in the fiscal year ended May 31, 2020 was primarily attributable to proceeds from long-term loan in the amount of US$20.0 million and contingent consideration payments made after a business combination in the amount of US$18.3 million.
Net cash provided by financing activities in the fiscal year ended May 31, 2019 was primarily attributable to proceeds from issuance of ordinary shares relating to the IPO of Koolearn in the amount of US$233.3 million.
Net cash used in financing activities in the fiscal year ended May 31, 2018 was primarily attributable to dividend paid to the shareholders in the amount of US$71.2 million.
Holding Company Structure
Overview
We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with our variable interest entities, and their schools and subsidiaries and shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2018, 2019 and 2020, our variable interest entities contributed in aggregate 98.8%, 98.7% and 96.5%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our variable interest entities primarily consist of the leasing of our commercial property. As of May 31, 2019 and 2020, our variable interest entities accounted for an aggregate of 67.5% and 74.0%, respectively, of our total assets, and 90.5% and 93.9%, respectively, of our total liabilities. The assets not associated with our variable interest entities primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2019 and 2020, US$421.7 million and US$344.5 million, respectively, of these assets were denominated in U.S. dollars, and US$2,774.0 million and US$3,172.9 million, respectively, of these assets were denominated in RMB and the remaining are denominated in other foreign currencies, including British pounds and Hong Kong dollars.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our variable interest entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2018, 2019 and 2020, the total amount of service fees payable to our PRC subsidiaries from our variable interest entities under the service agreements was US$369.6 million, US$412.8 million and US$429.8 million, respectively.
Conducting our operations through contractual arrangements with our variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”
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
Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with our variable interest entities, the earnings and cash of variable interest entities and their schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2020, the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$513.7 million, and the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$2,223.6 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.
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

Capital Expenditures
The expansion of our network of schools, learning centers, OMO system and bookstores has required significant investment. Our capital expenditures were US$214.3 million, US$269.1 million and US$309.5 million in the fiscal years ended May 31, 2018, 2019 and 2020, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2020 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

C.	Research and Development, Patents and Licenses, etc.
Technology Capabilities and Infrastructure
Our continuous development in technology capabilities has contributed to our sustained success in the private education industry. We believe our strong technology capabilities enable us to deliver a superior student experience and improve our operational efficiency. We employ experienced research and development personnel to build, maintain and upgrade our technologies and systems. With the development of our online and offline integration, we have increased our research and development staff in recent years. We had approximately 900, 1,800 and 4,000 research and development personnel as of May 31, 2018, 2019 and 2020, respectively.
Our online and offline integration
We have integrated our offline network and operations with online technology for our educational services and operations. Our OMO system serves as the core of this integration. We developed and launched our OMO system in 2014 as a standardized digital classroom teaching system to digitalize our offline teaching materials and education resources. Capitalizing on our technology advancements, we continued to upgrade the functions and features of our OMO system over the years and it has evolved into an online education system, with a comprehensive set of technologies and initiatives that complements and supports students’ offline learning activities and improves students’ learning experience. Our OMO system has been extensively integrated into our educational services and operations.
Leveraging our big data analytics capabilities, our OMO system provides multiple interactive online learning features that benefit students, teachers, and parents, including offering self-adaptive and interactive courseware to students, pushing customized content to students, recommending additional courses based on their online study records and performance, offering real-time feedback to parents to help improve students’ academic performance and closely connecting teachers, students and parents. For example, we have developed the Visible Progress System (VPS), which provides a proprietary seven-step teaching method and divides students’ grasp of knowledge into six levels to create clear measurement standards that visualizes students’ learning progress. This allows students to immediately and clearly see the results of their own efforts and parents and teachers to monitor each student’s learning progress. Students have a clearer understanding of which level they have achieved, and the requirements for the next stage of their learning. Teachers can give targeted guidance to students during the teaching process. Our OMO system also helps teachers prepare lessons, both those delivered online and offline, through a standardized and structured process. Based on our rich database, teaching materials can be generated automatically and tailored to the needs of the specific classes.
The integration of online and offline education powered by our OMO system also allows us to quickly adapt to the constantly evolving private education industry trends, further strengthening our leadership position in the private education industry. We have achieved high scalability with our dual-teacher model tailored to students in lower-tier cities and offered new innovative course offerings to address unmet student demands.

Big data analytics technology
Throughout our long operating history, we have accumulated a large student data base, including complex students’ learning behavior and performance data, and extensive data on teaching techniques, materials, and resources, while maintaining a high standard of data protection and privacy. We have built strong data analytics capabilities using algorithms, models and data analytics tools. Our OMO system leverages big data analysis to enhance our operational efficiency, including understanding students’ learning needs and generating customized teaching content and services for each student, as well as allowing teachers to prepare lessons through a standardized and structured process. Our OMO system not only benefits from our extensive data accumulated over our long operating history and as a result of our large scale, but also constantly accumulates more data from all participants in the education ecosystem, such as students, teachers, parents, and administrators, through a wide range of interfaces and terminals. As the database expands with the accumulation of new data, we continue to advance and evolve our data analytics capabilities. The continued accumulation of data also enables us to develop new teaching services, which in turn feeds new data back into the system, creating a virtuous cycle.
AI-powered
technologies
Our access to a vast amount of student data enables us to develop and refine robust AI technologies. We have developed a series of
AI-driven
learning systems and learning tools to improve teaching and learning efficiency, including:
Proprietary self-adaptive learning system.
Since 2014, we have developed our self-adaptive learning system which dynamically adjusts the course content based on students’ in class performance and progress to help them to better grasp key knowledge points.
Proprietary computerized assessment testing system.
We have developed our computerized assessment testing system which tests students’ capabilities and presents summary reports on students’ performance in class and within their student group.
Interactive courseware.
We have developed digital interactive courseware which standardizes course materials and provides more interaction between teachers and students.
Realskill
. Realskill is a learning platform developed by a joint venture between our company and a AI company in China. The platform utilizes our teaching expertise, materials, data and other resources with deep learning algorithms. The platform automatically and intelligently grades and comments on students’ writing for IELTS and TOEFL and speaking practices for TOEFL based on
AI-powered
analysis of authentic test materials. The platform can be used by students for personal learning purposes and teaching institutions for teaching services and platform and engine access.
Technology Platform and Infrastructure
Our technology platform is designed to provide systems that help distinguish ourselves in the marketplace, operate cost-effectively and accommodate future growth. Our technology platform is a combination of our proprietary self-adaptive learning systems, content management systems, interactive courseware, exam platforms, computerized assessment testing systems, a proprietary Visible Progress System, and big data analytics. We have been investing in infrastructure to achieve simplification of the storage and processing of large amounts of data, facilitation of the deployment and operation of large-scale programs and services, automation of much of the administration of our business, and the ability to scale both capacity and functionality and build large clusters seamlessly.
One of our ongoing focuses is to maintain reliable systems. We have implemented performance monitoring for all key web and business systems to enable us to respond quickly to potential problems. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our customers can access our services at any time. Our websites are hosted at third party facilities in Beijing. These facilities provide redundant utility systems, a backup electric generator and
24-hour
a day server support. All servers have redundant power supplies and file systems to maximize system and data availability. We regularly back up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures. We do not capitalize any related costs.

Application of 5G
We have partnered with hardware service providers and telecom operators to provide remote education services leveraging 5G technologies to further differentiate us from smaller-scale peers and at the same time reduce reliance on local teachers. We have also been helping students from remote and less developed areas to gain access to high quality teaching content with the help of 5G technology and we are committed to continuing to do so as the technology improves.
Intellectual Property
Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secrets laws as well as confidentiality agreements with our employees, contractors and others. As of May 31, 2020, we had 23 works of art copyright and 31 software copyrights in China relating to various aspects of our operations, and 16 main trademark registrations in China, of which “  ,” “  ,” and “  ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China. Our main websites are located at
www.xdf.cn
,
www.neworiental.org
and
www.koolearn.com
. In addition, we have registered other domain names, including
dogwood.com.cn
,
blingabc.com
,
ileci.com
,
donut.cn
,
51pigai.com
and
steamxdf.com
.
We have adopted guidelines, procedures and safeguards designed to educate our employees and contractors regarding the importance of respecting the intellectual property rights of third parties, and detect and prevent any conduct or activities by our employees or contractors that infringe or have the potential to infringe upon such third-party rights. The guidelines specify certain key principles and policies that we require all of our employees and contractors to uphold as a fundamental condition of their employment. The procedures and safeguards we have implemented to ensure compliance with these principles and policies include the assignment of dedicated staff to monitor and enforce compliance with these intellectual property guidelines, including in particular our content control group, which reviews the content of our course materials to ensure that no infringing materials are used in our classrooms. We have also made efforts to ensure that our marketing materials are reviewed and approved by appropriate management before being distributed to the public. We believe these guidelines, procedures and safeguards increase our ability to avoid infringing or potentially infringing activities, reduce our exposure to third party claims and protect our reputation as a company that respects the intellectual property rights of third parties.
Insurance
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased limited liability insurance for some of our schools and learning centers. We also provide social security insurance for our employees as required by PRC law. We maintain key-man
life insurance. We consider our insurance coverage to be in line with that of other private education providers in China.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2020 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of May 31, 2020:

	Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations (1)	1,611,210	407,854	670,795	355,577	176,984
Purchase and Leasehold Improvements Obligations (2)	33,049	33,049	—	—	—
Long-Term Loan Obligations	120,000	—	120,000	—	—
Other Commitment (3)	5,095	3,309	1,786	—	—

Total	1,769,354	444,212	792,581	355,577	176,984

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities and purchase of property and equipment.
(3)	Represents interests to be paid for the long-term loan entered in December 2018 as discussed in Note 14.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	57	Executive Chairman
Chenggang Zhou	58	Director and Chief Executive Officer
Zhihui Yang	46	Chief Financial Officer
Louis T. Hsieh	55	Director
Robin Yanhong Li	51	Independent Director
Denny Lee	52	Independent Director
John Zhuang Yang	65	Independent Director
Mr.
 Michael Minhong Yu
is the founder of our company and has served as the chairman of our board of directors since 2001. He was also our chief executive officer from 2001 to September 2016. Mr. Yu also serves as the chairman and non-executive
director of our majority-owned subsidiary Koolearn Technology Holding Limited (HKEX: 1797), a leading online provider of extracurricular education services in China listed on the Hong Kong Stock Exchange, vice chairman of the Beijing Young Entrepreneurs Association and vice chairman of the Committee of Education of the Central Committee of the China Democratic League. Mr. Yu served as a director of Sunlands Technology Group (NYSE: STG) from August 2017 (and an independent director from March 2018) to June 2019. Prior to founding our first school in 1993, Mr. Yu was an English instructor at Peking University from 1985 and 1991. Mr. Yu received his bachelor’s degree in English from Peking University.
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

Mr.
 Louis Hsieh
has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh served as the chief financial officer of NIO Inc. (NYSE: NIO), an NYSE-listed electronic vehicle company in China, from May 2017 to October 2019. Mr. Hsieh also serves as an independent director of JD.com Inc. (Nasdaq: JD; HKEX: 9618), a leading technology driven
e-commerce
company in China listed on Nasdaq and the Hong Kong Stock Exchange, and an independent director of Yum China Holdings, Inc. (NYSE: YUMC; HKEX: 9987), a restaurant company in China listed on the NYSE and Hong Kong Stock Exchange. Prior to joining us in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.
Mr.
 Robin Yanhong Li
has served as our independent director since September 6, 2006. Mr. Li is a co-founder
of Baidu, Inc. (Nasdaq: BIDU), or Baidu, a leading search engine, knowledge and information centered Internet platform and AI company in China listed on Nasdaq. Mr. Li has served as the chairman of the board of directors of Baidu since its inception in January 2000 and as its chief executive officer since February 2004. He served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as an engineer at Infoseek, a pioneer in the search industry, and as a senior consultant for IDD Information Services. Mr. Li currently serves on the board of Trip.com Group Limited, a leading one-stop
travel service provider in China listed on Nasdaq (Nasdaq: TCOM). Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.
Mr.
 Denny Lee
has served as our independent director since September 6, 2006. Mr. Lee has served as a director of NetEase, Inc. (Nasdaq: NTES; HKEX: 9999), formerly known as Netease.com, Inc., a leading internet technology company in China listed on Nasdaq and the Hong Kong Stock Exchange, since April 2002. He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Inc. in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive
director on the boards of Concord Medical Services Holdings Limited (NYSE: CCM), Jianpu Technology Inc. (NYSE: JT) and NIO Inc. (NYSE: NIO), which are listed on the New York Stock Exchange, and as an independent non-executive
director on the board of China Metal Resources Utilization Limited (HKEX: 1636), which is listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants.
Dr.
 John Zhuang Yang
has served as our independent director since September 3, 2007. Dr. Yang currently serves as a professor of management at National School of Development of Peking University and the academic director of the Doctor of Professional Services in Business (DPS) Program at National School of Development of Peking University. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.
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

B.	Compensation of Directors and Executive Officers
For the fiscal year ended May 31, 2020, we paid an aggregate of approximately US$1.8 million in cash to our executive officers and non-executive
directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive
directors in the aggregate amount of US$106,000. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.
Share Incentives
2006 Share Incentive Plan
Our 2006 Share Incentive Plan, as amended, or the 2006 plan, is designed to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2006 plan is 8,000,000 shares, plus (1) 5,000,000 shares added on January 1, 2007, (2) 5,000,000 shares added on January 1, 2008 and (3) an annual increase on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of the number of shares outstanding as of such date, and (z) a lesser number of shares determined by the administrator of the 2006 plan. The 2006 plan expired in January 2016. No additional awards may be granted under the 2006 plan after its expiration, but the expiration of the plan would not impair any award previously granted under the plan. We do not have any outstanding awards under our 2006 plan.
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
Plan Administration
. Our board of directors, or a committee designated by our board or directors, administers the 2006 plan. The committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of each award grant.
Award Agreement
. Awards granted under our 2006 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, the award agreement also specifies whether the option constitutes an incentive share option, or ISO, or a non-qualifying
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
2016 Share Incentive Plan
We adopted our 2016 Share Incentive Plan, or the 2016 plan, in January 2016 to continue to provide incentives to employees, directors and consultants after the expiration of our 2006 plan. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 plan is 10,000,000 shares. The 2016 plan has a term of 10 years, unless terminated earlier. As of May 31, 2020, an aggregate of 1,256,505 non-vested
equity shares remain outstanding under the 2016 Share Incentive Plan, excluding non-vested
equity shares that were forfeited or cancelled after the relevant grant date.

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
The following table summarizes, as of September 7, 2020, the outstanding non-vested
equity shares granted under our 2016 plan to our directors and executive officers.

Name	Common Shares Underlying Outstanding NES		Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Chenggang Zhou		*		†	10/27/2017	12/31/2020
		*		†	10/24/2018	06/30/2021
Zhihui Yang		*		†	10/27/2017	12/31/2020
		*		†	10/24/2018	06/30/2021
Louis T. Hsieh		*		†	10/27/2017	12/31/2020
		*		†	10/24/2018	06/30/2021

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.
Koolearn Share Option Schemes
On July 13, 2018, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn
Pre-IPO
Share Option Scheme, under which Koolearn is authorized to issue up to 47,836,985 ordinary shares pursuant to awards granted to the directors, senior management, employees and contractors of Koolearn. Koolearn has granted options underlying all of its shares issuable under the
Pre-IPO
Share Option Scheme. As of May 31, 2020, options to subscribe for an aggregate of 39,251,485 shares remain outstanding under the
Pre-IPO
Share Option Scheme, excluding options that were forfeited, cancelled or exercised after the relevant grant date.
On January 30, 2019, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn
Post-IPO
Share Option Scheme, under which Koolearn is authorized to issue up to 91,395,910 ordinary shares pursuant to awards granted to, among others, directors, employees of Koolearn or its affiliate. Koolearn has granted options underlying an aggregate of 40,000,000 shares under the
Post-IPO
Share Option Scheme, of which options underlying 1,801,000 shares were forfeited,. As of May 31, 2020, options to subscribe for an aggregate of 38,199,000 shares remain outstanding under the
Post-IPO
Share Option Scheme, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

C.	Board Practices
Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are our executive officers or employed by us. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2020, our board held meetings or passed resolutions by unanimous written consent 14 times.

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
In the fiscal year ended May 31, 2020, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members five times, including the audit committee’s approval of four quarterly earnings releases.
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
In the fiscal year ended May 31, 2020, the compensation committee passed resolutions by unanimous written consent once, and also approved certain matters together with the rest of the board members once.

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
In the fiscal year ended May 31, 2020, the nominating and corporate governance committee passed resolutions by unanimous written consent once, and also approved certain matters together with the rest of the board members once.
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
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) is found by our company to be or becomes of unsound mind.

D.	Employees
We had 44,531, 54,758 and 69,438 full-time employees and 9,711, 9,569 and 11,689 contract teachers and staff as of May 31, 2018, 2019 and 2020, respectively. We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete
agreements with our key full-time employees. Our contract teachers generally enter into exclusive service agreements with us.
As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our
PRC-based
full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our
PRC-based
full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.
Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us who owns beneficially more than 5% of our common shares.
Except as specifically noted, the beneficial ownership is as of September 7, 2020.

Shares Beneficially Owned
	Number (1)		% (2)
Directors and Executive Officers:
Michael Minhong Yu (3)	19,750,272		12.4%
Chenggang Zhou		*	*
Zhihui Yang		*	*
Louis T. Hsieh		*	*
Robin Yanhong Li		*	*
Denny Lee		*	*
John Zhuang Yang		*	*
All Directors and Executive Officers as a Group (4)	20,450,883		12.9%
Principal Shareholders:
Tigerstep Developments Limited (5)	19,750,272		12.4%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 159,110,715, being the number of common shares outstanding as of September 7, 2020 and (ii) the number of non-vested
equity shares held by such person or group that will vest within 60 days after September 7, 2020.

(3)
Includes 19,750,272 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Mr. Michael Minhong Yu. Through a trust arrangement, Mr. Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Development Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)	Includes (i) common shares and (ii) non-vested equity shares that will vest within 60 days after September 7, 2020 held by all of our directors and senior executive officers as a group.
(5)
Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Mr. Michael Minhong Yu. The registered address of Tigerstep Developments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, the British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of September 7, 2020, we had 159,110,715 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 90.0% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our common shares in the United States.

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
Lease Arrangements with an Affiliate
Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding China Limited, or Metropolis Holding. In March 2012, Fine Talent Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2020, 12 of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2020, we accrued a total of US$9.6 million rent to Metropolis Holding. As of May 31, 2020, amounts due from Metropolis Holding were US$3.5 million, which represented prepaid rent and rental deposit.

New Oriental Education and Culture Industry Investment Fund
In July 2018, New Oriental Education and Culture Industry Fund (Zhangjiagang) Partnership (Limited Partnership), or the New Oriental Education and Culture Industry Investment Fund, a
7-year
growth equity fund with the total committed capital of RMB1.5 billion, was established. One of the general partners of the fund is an entity invested by Mr. Michael Minhong Yu and the other general partner is an unrelated third party. We participate in the fund as a limited partner and invested RMB500 million in the fund. The fund will focus on investment opportunities in the education industry and expects to invest in the whole industry chain of education with emphasis on six main themes, including pre-school
education,
K-12
education,
non-disciplinary
education, occupational education, international education and AI in education. As of May 31, 2019, we had US$8.7 million due from the New Oriental Education and Culture Industry Investment Fund. The outstanding balance has been fully repaid and there is no amount due from the related party as of May 31, 2020.
Loans to a Related Party
Beijing Dianshi Jingwei Technology Co., Ltd., or Dianshi Jingwei, is an equity method investee of us. As of May 31, 2020, the outstanding balance of the loans provided to Dianshi Jingwei were US$21.0 million, with an annual interest rate of 10%. The loans were initially granted in 2018 and the maturity date of the loans were extended several times and recorded as non-current
assets as of May 31, 2020. During the year ended of May 31, 2020, no interests were received by us. The extended loans were personally guaranteed by Mr. Michael Minhong Yu, our executive chairman, and Mr. Yunhai Jia, the chief executive officer of Dianshi Jingwei. According to the loan agreements, if Dianshi Jingwei defaults on the loan payments and interests, we have the right to convert the unpaid loans into Dianshi Jingwei’s equity. During the year ended of May 31, 2020, Dianshi Jingwei repaid US$701 thousand to us.
Transactions with Other Related Parties
During the fiscal year ended May 31, 2020, we recorded revenue in the amount of US$479 thousand from other related parties. As of May 31, 2020, we had US$1.6 million in aggregate due from other related parties and US$1.4 million in aggregate due to other related parties.

C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
See Item 18 “Financial Statements.”
Legal and Administrative Proceedings
From time to time, we may be subject to legal or regulatory proceedings, investigations and claims incidental to the conduct of our business.
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
The pending action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between September 28, 2016 and December 1, 2016. The first amended complaint alleges that our company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. On July 31, 2017, our company filed a motion to dismiss the first amended complaint. On July 3, 2019, the court granted our company’s motion to dismiss the first amended complaint in its entirety for failure to state a claim.

On August 19, 2019, the lead plaintiffs filed a second amended complaint advancing similar allegations against defendants as the first amended complaint. On September 3, 2019, our company filed a motion to dismiss the second amended complaint which motion is currently pending before the court. On May 5, 2020, the court administratively terminated the case upon the parties’ notification of their intention to settle the matter, if possible. On June 3, 2020, the lead plaintiffs filed a motion for preliminary approval of a class action settlement, which is now pending before the court. The case remains ongoing.
We believe the case is without merit and intend to defend the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”
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
Dividend Policy
On July 25, 2017, our board of directors declared a special cash dividend in the amount of US$0.45 per ADS. The cash dividend was paid in October 2017 to shareholders of record at the close of business on September 6, 2017. The aggregate amount of cash dividends paid was approximately US$71.2 million. We currently do not have any dividend policy.
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China and consulting, license and other fees paid to us by New Oriental China and its schools and subsidiaries for our cash requirements, including any debt we may incur. PRC regulations may restrict the ability of our PRC subsidiaries and New Oriental China and its schools and subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”
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
Common Shares
General
. All of our outstanding common shares are fully paid and
non-assessable.
Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.

Dividends
. The holders of our common shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law and our memorandum and articles of association.
Voting Rights
. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.
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
Transfer of Shares
. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form prescribed by the New York Stock Exchange or in any other form approved by our board.
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
Liquidation
. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
Redemption of Shares
. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares
. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Books and Records
. Holders of our common shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”
Limitations on the Right to Own Shares
. There are no limitations on the right to own our shares.
Disclosure of Shareholder Ownership
. There are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed. An exempted company incorporated under the laws of the Cayman Islands, is required to maintain a beneficial ownership register at its registered office that records details of the persons who ultimately own or control, directly or indirectly, more than 25% of the equity interests or voting rights of the company or have rights to appoint or remove a majority of the directors of the company. The beneficial ownership register is not a public document and is only accessible by a designated competent authority of the Cayman Islands. Such requirement does not, however, apply to an exempted company with its shares listed on an approved stock exchange, which includes the NYSE. Accordingly, for so long as our shares are listed on the NYSE, we are not required to maintain a beneficial ownership register.
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
Mergers and Similar Arrangements
. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
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
Shareholders’ Suits
. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when (a) a company acts or proposes to act illegally or ultra vires; (b) the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and (c) those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability
. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-Takeover Provisions in the Memorandum and Articles of Association
. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.
Directors’ Fiduciary Duties
. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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
Shareholder Proposals
. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
There are no statutory requirements under Cayman Islands law allowing our shareholders to requisition a shareholders’ meeting. However, under our amended and restated articles of association, on the requisition of shareholders representing not less than 33% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, and our amended and restated articles of association do not require us to call such meetings every year.

Cumulative Voting
. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.
Transactions with Interested Shareholders
. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute
. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of two-thirds
of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
Amendment of Governing Documents
. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of
Non-Resident
or Foreign Shareholders
. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Directors’ Power to Issue Shares
. Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C.	Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Shareholder” and “—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” or elsewhere in this annual report on Form
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

PRC Taxation
Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise established outside the PRC with “de facto management body” within the PRC is considered as a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as
“tax-exempt
income.” The implementation rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The SAT has issued circular to provide that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the SAT issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident
PRC-controlled
offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the
PRC-sourced
dividends, interest and royalties to the
PRC-controlled
offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. In addition, the SAT issued a bulletin on January 29, 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC
enterprise shareholders by us, or the gain our
non-PRC
enterprise shareholders may realize from the transfer of our common shares or ADSs, may be treated as
PRC-sourced
income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law.
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
Taxation of Distributions on the ADSs or Common Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions paid to you with respect to the ADSs or common shares out of our current or accumulated earnings and profits, will generally be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of common shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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
Dividends paid on our ADSs and common shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the creditability of any PRC tax.
Taxation of Disposition of Shares
Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized for the ADS or common share and such holder’s tax basis in the ADS or common share. The gain or loss will generally be capital gain or loss. A non-corporate
U.S. Holder, including an individual, who has held the ADS or common share for more than one year will be eligible for reduced capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be treated as U.S. source income or loss. In the event that we are deemed to be a PRC resident enterprise under the EIT Law and gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the
U.S.-PRC
treaty may elect to treat the gain as PRC source income. See “—PRC Taxation.” U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit, under their particular circumstances.
Passive Foreign Investment Company Considerations
A
non-United
States corporation, such as our company, will be a “passive foreign investment company,” or a “PFIC,” for United States federal income tax purposes, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. If a
non-U.S.
corporation directly or indirectly owns at least 25% (by value) of the stock of another corporation, such corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the assets and earning a proportionate share of the other corporation’s assets and receiving a proportionate share of the other corporation’s income.
Although the law in this regard is unclear, we treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our combined financial statements. If it were determined, however, that we are not the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of our VIEs (including their subsidiaries) for United States federal income tax purposes, and based upon an analysis of the Company’s income and assets in respect of the 2020 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2020. The value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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
We previously filed with the SEC a registration statements on Form
F-1
under the U.S. Securities Act of 1933, as amended, with respect to two offerings of our common shares represented by ADSs. We have also filed with the SEC related registration statements on Form
F-6
(File
No. 333-136862,
File
No. 333-176069
and File
No. 333-201394),
as amended, to register the ADSs.
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

In accordance with NYSE Rule 203.01, we will post this annual report on our website at http://investor.neworiental.org. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$33.6 million in our interest income for the year ended May 31, 2020.
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
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB54.3 million in the value of our U.S. dollar denominated financial assets as of May 31, 2020. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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
under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2020, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15
(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2020 and has issued an attestation report set forth below.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of New Oriental Education & Technology Group Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc. and subsidiaries (the “Company”) as of May 31, 2020, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO)
. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended May 31, 2020 of the Company and our report dated September 16, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of the new lease accounting standard, ASC Topic 842, Leases, on June 1, 2019.
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

Because of its inherent limitations, internal control over financial reporting, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
September 16, 2020
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

	For the Years Ended May 31,
(in thousands of US$)	2019	2020
Audit fees (1)	2,138	2,363
Audit related fees (2)	736	570
Tax fees (3)	71	202
All other fees	83	54

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
Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. Currently, we have six directors on our board, consisting of three independent directors and three directors who are our executive officers or employed by us. Nevertheless, we have maintained fully independent audit, compensation and nominating and corporate governance committees on our board of directors since the first anniversary of our NYSE listing.
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
Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders of the issuer’s fiscal year-end.
Conyers, Dill & Pearman, our Cayman Islands counsel, has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2020. We may, however, hold annual shareholders meetings in the future.
Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. A copy of our corporate governance guidelines is available on our website at http://investor.neworiental.org.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

2.4	Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) to the registration statement on Form F-6/A (File No. 333-136862) filed with the Commission on June 5, 2007)

2.5	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.6	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.7*	Trust Deed, dated as of July 2, 2020, between the Registrant and DB Trustees (Hong Kong) Limited

2.8*	Agency Agreement, dated as of July 2, 2020, by and among the Registrant, DB Trustees (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch

2.9*	Description of Securities

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.9	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.10	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment no. 2 to the Registrant’s annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.11	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.13 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.12	English Translation of Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.13	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

4.14	Deed of Non-Competition Undertakings, dated as of August 28, 2018 issued by New Oriental Education & Technology Group Inc. in favor of Koolearn Technology Holding Limited (incorporated by reference to Exhibit 4.14 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.15	English Translation of Equity Pledge Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd, and its shareholders (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.16	English Translation of Exclusive Option Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its shareholders (incorporated by reference to Exhibit 4.16 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.17	English Translation of Powers of Attorney, dated as of May 10, 2018 issued by Beijing New Oriental Xuncheng Network Technology Co., Ltd and its shareholders (incorporated by reference to Exhibit 4.17 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018).

4.18	English Translation of Exclusive Management Consultancy and Cooperation Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated by reference to Exhibit 4.18 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.19	English Translation of Letters of Undertaking, dated as of May 10, 2018, issued by (i) Beijing Century Friendship Education Investment Co., Ltd. and its shareholders and (ii) each of the general partners of limited partnerships that are shareholders of Beijing New Oriental Xuncheng Network Technology Co., Ltd. to Koolearn Technology Holding Limited and Beijing Dexin Dongfang Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.20*	English Translation of Supplemental Agreement, dated as of October 10, 2019, among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders, and Zhuhai Chongsheng Heli Network Technology Co., Ltd.

4.21*	English Translation of Letter of Acceptance, dated as of October 10, 2019, issued by Beijing Dongfang Youbo Network Technology Co., Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name:	Chenggang Zhou
Title:	Chief Executive Officer
Date: September 16, 2020

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2018, 2019 AND 2020

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2020, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 16, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for equity method investments in the year ended May 31, 2019 due to the modified retrospective adoption of Accounting Standards Update (“ASU”) 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, as well as its manner in which it accounts for revenue from contracts with customers as a result of the modified retrospective adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.
As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in the year ended May 31, 2020 due to the modified retrospective adoption of Accounting Standard Codification 842, Leases.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair value measurement of Level 3 assets — Refer to Notes 2 and 11 to the financial statements
Critical Audit Matter Description
The Company has assets whose fair values are based on complex proprietary models and unobservable inputs. These financial assets mainly include investments in debt and equity securities. Under accounting principles generally accepted in the United States of America, these financial assets are generally classified as Level 3 assets.
Unlike the fair value of other assets that are readily observable and therefore more easily independently corroborated, the valuation of financial assets classified as Level 3 is inherently subjective, and often involves the use of complex proprietary models and unobservable inputs.
We identified Level 3 assets as a critical audit matter because of the complex proprietary models and unobservable inputs management uses to estimate the fair value. This evaluation required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists who possess significant quantitative and modeling expertise, to audit and evaluate the appropriateness of these models and inputs.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the complex proprietary models and unobservable inputs used by management to estimate the fair value of Level 3 assets included the following, among others:

•	We tested the effectiveness of controls over management’s valuation of Level 3 assets including those related to the management review control over the valuations.

•	We assessed the consistency by which management has applied significant unobservable valuation assumptions.

•
With the assistance of our internal valuation specialists, we evaluated the appropriateness of the valuation methodologies and techniques used in determining the fair value of Level 3 assets. Also, we evaluated the appropriateness of the judgements and estimates of the key inputs used in determining the fair value of the Level 3 assets including but not limited to the revenue growth rate and weighted average cost of capital.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
September 16, 2020
We have served as the Company’s auditor since 2006.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2018	2019	2020
	US$	US$	US$
ASSETS
Current assets
Cash and cash equivalents	983,319	1,414,171	915,057
Restricted cash	47	43	—
Term deposits	107,741	108,672	284,793
Short-term investments	1,623,763	1,668,689	2,318,280
Accounts receivable, net of allowance of US$485 , US$503 and US$557 as of May 31, 2018 , 2019 and 2020, respectively	3,179	3,300	4,178
Inventory, net	40,175	29,046	31,324
Prepaid expenses and other current assets, net of allowance of US$914 , US$248 and US$149 as of May 31, 2018 , 2019 and 2020, respectively	182,095	199,677	199,404
Amounts due from related parties, current	1,595	42,644	3,384

Total current assets	2,941,914	3,466,242	3,756,420
Restricted cash, non-current	3,399	4,013	4,367
Property and equipment, net	449,592	532,015	672,455
Land use rights, net	3,785	6,405	6,037
Amounts due from related parties, non-current	2,226	1,204	22,709
Long-term deposits	40,099	49,742	62,116
Long-term prepaid rents	191	442	—
Intangible assets, net	8,544	13,935	10,246
Goodwill, net	31,729	79,614	80,366
Long-term investments, net	433,333	404,704	431,101
Deferred tax assets, non-current, net	43,323	61,467	63,324
Right-of-use assets	—	—	1,425,466
Other non-current assets	19,577	26,776	22,278

Total assets	3,977,712	4,646,559	6,556,885

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$39,279 , US$33,646 and US$31,658 as of May 31, 2018 , 2019 and 2020, respectively)	39,889	34,057	33,147
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$335,955 , US$518,937 and US$581,576 as of May 31, 2018 , 2019 and 2020, respectively)	373,537	576,521	634,619
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$54,844 , US$79,067 and US$87,331 as of May 31, 2018 , 2019 and 2020, respectively)	67,233	94,071	101,385
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$30 , US$472 and US$1,590 as of May 31, 2018 , 2019 and 2020, respectively)	30	472	1,590
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$1,244,748 , US$1,268,318 and US$1,317,645 as of May 31, 2018 , 2019 and 2020, respectively)	1,270,195	1,301,103	1,324,384
Operating l ease liabilities -current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to the Company of nil , nil and US$376,177 as of May 31, 2018, 2019 and 2020, respectively)	—	—	384,239

Total current liabilities	1,750,884	2,006,224	2,479,364

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$13,782 , US$18,607 and US$12,392 as of May 31, 2018 , 2019 and 2020, respectively)	12,133	18,781	11,906
Long - term loan (including long- term loan of the consolidated variable interest entities without recourse to the Company of nil , nil and nil as of May 31, 2018 , 2019 and 2020, respectively)	—	96,457	117,881
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to the Company of nil , nil and US$ 1,054,149 as of May 31, 2018 , 2019 and 2020, respectively)	—	—	1,077,923

Total liabilities	1,763,017	2,121,462	3,687,074

F-
4

CONSOLIDATED BALANCE SHEETS - CONTINUED
(In thousands, except share and per share data, or otherwise noted)

	As of May 31 ,
	2018	2019	2020
	US$	US$	US$
Commitments and contingencies (Note 2 1 )
Mezzanine equity
Redeemable non-controlling interests	206,624	—	—
Equity
Common shares (US$0.01 par value; 300,000,000 shares authorized as of May 31, 2018 , 2019 and 2020 ; 158,379,387 , 158,801,714 and 158,801,714 shares issued as of May 31, 2018 , 2019 and 2020 ; 158,319,910, 157,849,714 and 158,540,080 shares outstanding as of May 31, 2018, 2019 and 2020 respectively)	1,584	1,588	1,588
Treasury stock	(1)	(10)	(3)
Additional paid-in capital	129,059	428,959	456,088
Statutory reserves	263,518	305,529	380,078
Retained earnings	1,352,543	1,647,627	1,986,411
Accumulated other comprehensive income (loss)	244,886	(23,007)	(90,867)

Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,991,589	2,360,686	2,733,295

Non-controlling interests	16,482	164,411	136,516

Total equity	2,008,071	2,525,097	2,869,811

Total liabilities, mezzanine equity and equity	3,977,712	4,646,559	6,556,885

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2018	2019	2020
	US$	US$	US$
Net revenues
Educational programs and services	2,165,152	2,785,254	3,230,378
Books and other services	282,278	311,237	348,304

Total net revenues	2,447,430	3,096,491	3,578,682
Operating cost and expenses
Cost of revenues	(1,065,740)	(1,376,269)	(1,588,899)
Selling and marketing	(324,249)	(384,287)	(445,259)
General and administrative	(794,482)	(1,034,028)	(1,145,521)

Total operating cost and expenses	(2,184,471)	(2,794,584)	(3,179,679)

Gain on disposal of a subsidiary	—	3,627	—

Operating income	262,959	305,534	399,003

Other income, net
Interest income	84,838	97,530	116,117
Interest expense	—	(1,615)	(4,627)
Realized gain from long-term investments	7,366	26,379	407
Impairment loss from long-term investments	(980)	(5,919)	(31,750)
Loss from fair value change of long-term investments	—	(104,636)	(18,451)
Miscellaneous income (loss), net	2,841	(1,424)	27,137

Income before income taxes and loss from equity method investments	357,024	315,849	487,836

Provision for income taxes:
Current	(72,785)	(103,031)	(142,992)
Deferred	13,377	17,317	8,630

Provision for income taxes	(59,408)	(85,714)	(134,362)

(Loss) gain from equity method investments	(379)	(2,289)	1,385

Net income	297,237	227,846	354,859

Less: Net income (loss) attributable to non-controlling interests	1,107	(10,219)	(58,474)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	296,130	238,065	413,333

Net income per common share (Note 19 )
- Basic	1.87	1.50	2.61
- Diluted	1.87	1.50	2.59
Weighted average shares used in calculating basic and diluted net income per comm on share
- Basic	158,168,794	158,293,890	158,429,576
- Diluted	158,556,500	159,039,345	159,536,890
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share and per share data, or otherwise noted)

	For the years ended May 31,
	2018	2019	2020
	US$	US$	US$
Net income	297,237	227,846	354,859
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	79,293	(190,358)	(67,529)
Unrealized gain (loss) on available-for-sale investments, net of tax effect of US$8,825, US$3,463 and US$60 for the years ended May 31, 2018, 2019 and 2020, respectively	129,545	19,483	(748)
Other comprehensive income (loss), net of tax	208,838	(170,875)	(68,277)
Comprehensive income	506,075	56,971	286,582
Comprehensive income (loss) attributable to non-controlling interests	4,220	(11,130)	(58,891)
Comprehensive income attributable to New Oriental Education & Technology Group Inc.’s shareholders	501,855	68,101	345,473

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except for share data)

								Total New Oriental Education &
					Accumulated			Technology
					other			Group Inc.	Non-	Total
			Additional	Treasury	comprehensive	Statutory	Retained	shareholders’	controlling	shareholders’
	Common shares		paid-in capital	stock	income	reserves	earnings	equity	interests	equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of June 1, 2017	157,687,444	1,584	249,126	(7)	39,161	219,975	1,171,109	1,680,948	39,130	1,720,078
Reissuance of treasury stock for the exercises of options	500	—	1	—	—	—	—	1	—	1
Reissuance of treasury stock for non-vested equity shares (“NES”)	631,966	—	(6)	6	—	—	—	—	—	—
Share-based compensation expenses	—	—	57,443	—	—	—	—	57,443	—	57,443
Transfer to statutory reserves	—	—	—	—	—	43,543	(43,543)	—
Dividend declared (a)	—	—	—	—	—	—	(71,153)	(71,153)	(231)	(71,384)
Net income	—	—	—	—	—	—	296,130	296,130	1,107	297,237
Foreign currency translation adjustment	—	—	—	—	76,344	—	—	76,344	2,949	79,293
Unrealized gain on available-for-sale investments, net of tax effect of US$8,825	—	—	—	—	129,381	—	—	129,381	164	129,545
Impact from reclassification of non-controlling interests and new non-controlling interests recognized in acquisitions	—	—	(113,784)	—	—	—	—	(113,784)	2,015	(111,769)
Capital reduction of non-controlling interests	—	—	(63,721)	—	—	—	—	(63,721)	(28,652)	(92,373)

Balance as of May 31, 2018	158,319,910	1,584	129,059	(1)	244,886	263,518	1,352,543	1,991,589	16,482	2,008,071

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

								Total New Oriental Education &
					Accumulated			Technology
					other			Group Inc.	Non-	Total
			Additional	Treasury	comprehensive	Statutory	Retained	shareholders’	controlling	shareholders’
	Common shares		paid-in capital	stock	income (loss)	reserves	earnings	equity	interests	equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2018	158,319,910	1,584	129,059	(1)	244,886	263,518	1,352,543	1,991,589	16,482	2,008,071
Issuance of treasury stock and common shares for NES	481,804	4	(5)	1	—	—	—	—	—	—
Shares repurchase	(952,000)	—	(55,952)	(10)	—	—	—	(55,962)	—	(55,962)
Share-based compensation expenses	—	—	71,336	—	—	—	—	71,336	—	71,336
Transfer to statutory reserves	—	—	—	—	—	42,011	(42,011)	—	—	—
Net income	—	—	—	—	—	—	238,065	238,065	(10,219)	227,846
Foreign currency translation adjustment	—	—	—	—	(188,982)	—	—	(188,982)	(1,376)	(190,358)
Unrealized gain on available-for-sale investments, net of tax effect of US$3,463	—	—	—	—	19,018	—	—	19,018	465	19,483
Capital contribution from non-controlling interests	—	—	15,181	—	—	—	—	15,181	5,317	20,498
Change in non-controlling interests resulting from the initial public offering ( the “IPO”) of Koolearn Technology Holding Limited (“Koolearn Holding”), net of issuance cost	—	—	139,211	—	—	—	—	139,211	94,136	233,347
Reclassification of redeemable non-controlling interests	—	—	145,690	—	—	—	—	145,690	60,934	206,624
Purchase of non-controlling interests	—	—	(15,190)	—	—	—	—	(15,190)	(1,696)	(16,886)
Non-controlling interests arising from acquisitions	—	—	—	—	—	—	—	—	288	288
Disposal of a subsidiary	—	—	(371)	—	—	—	—	(371)	80	(291)
Cumulative-effect adjustment upon adoption of ASU 2016-01	—	—	—	—	(97,929)	—	97,929	—	—	—
Cumulative-effect adjustment upon adoption of ASC Topic 606	—	—	—	—	—	—	1,101	1,101	—	1,101

Balance as of May 31, 2019	157,849,714	1,588	428,959	(10)	(23,007)	305,529	1,647,627	2,360,686	164,411	2,525,097

F-
9

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

								Total New Oriental Education &
					Accumulated			Technology
					other			Group Inc.	Non-	Total
			Additional	Treasury	comprehensive	Statutory	Retained	shareholders’	controlling	shareholders’
	Common shares		paid-in capital	stock	loss	reserves	earnings	equity	interests	equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2019	157,849,714	1,588	428,959	(10)	(23,007)	305,529	1,647,627	2,360,686	164,411	2,525,097
Issuance of treasury stock and common shares for NES	690,366	—	(7)	7	—	—	—	—	—	—
Share-based compensation expenses	—	—	41,326	—	—	—	—	41,326	20,731	62,057
Exercise of share options in Koolearn Holding	—	—	—	—	—	—	—	—	3,629	3,629
Transfer to statutory reserves	—	—	—	—	—	74,549	(74,549)	—	—	—
Net income	—	—	—	—	—	—	413,333	413,333	(58,474)	354,859
Foreign currency translation adjustment	—	—	—	—	(67,112)	—	—	(67,112)	(417)	(67,529)
Unrealized gain on available-for-sale investments, net of tax effect of US$60	—	—	—	—	(748)	—	—	(748)	—	(748)
Purchase of non-controlling interests	—	—	(20,045)	—	—	—	—	(20,045)	6,675	(13,370)
Share option gain	—	—	5,752	—	—	—	—	5,752	—	5,752
Capital contribution from non-controlling interests	—	—	103	—	—	—	—	103	(39)	64

Balance as of May 31, 2020	158,540,080	1,588	456,088	(3)	(90,867)	380,078	1,986,411	2,733,295	136,516	2,869,811

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the years ended May 31,
	2018	2019	2020
	US$	US$	US$
Cash flows from operating activities
Net income	297,237	227,846	354,859
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	77,081	110,042	146,310
Amortization of intangible assets	1,839	3,699	4,530
Amortization of land use rights	110	263	162
Loss on disposal of property and equipment	2,032	10,685	4,866
Gain on disposal of a subsidiary	—	(3,627)	—
Goodwill impairment	—	5,245	—
Impairment loss from long-term investments	980	5,919	31,750
Realized gain from long-term investments	(7,366)	(26,379)	(407)
Loss from fair value change of long-term investments	—	104,636	18,451
Share-based compensation expenses	57,443	71,336	62,057
Allowance for doubtful accounts	576	146	329
Loss (gain) from equity method investments	379	2,289	(1,385)
Deferred income taxes	(14,821)	(17,273)	(8,566)
Changes in operating assets and liabilities
Accounts receivable	767	(509)	(1,422)
Inventory	(6,316)	6,032	(3,278)
Prepaid expenses and other current assets	(51,738)	(23,624)	(40,713)
Amounts due from related parties	4,250	(3,022)	14,106
Long-term deposits	(14,300)	(12,622)	(14,266)
Long-term prepaid rents	1,185	858	658
Operating lease rights - of - use assets	—	—	(170,871)
Accounts payable	13,728	(2,747)	82
Accrued expenses and other current liabilities	68,226	(18,321)	63,667
Income taxes payable	15,473	27,210	56,372
Amounts due to related parties	(21)	670	1,152
Deferred revenue	334,383	336,896	61,930
Operating lease liabilities	—	—	224,082

Net cash provided by operating activities	781,127	805,648	804,455

Cash flows from investing activities
Purchase of term deposits	(117,166)	(104,178)	(249,048)
Proceeds from maturity of term deposits	212,690	95,402	69,740
Payments for short-term investments	(1,250,239)	(3,595,634)	(2,964,402)
Proceeds from maturity of short-term investments	1,025,721	3,432,981	2,248,486
Purchase of property and equipment	(214,255)	(269,140)	(309,548)
Proceeds from disposal of property and equipment	9,812	17,238	24,477
Payments for long-term investments	(67,350)	(128,970)	(92,087)
Proceeds from disposal of long-term investments	—	46,956	8,480
Business acquisitions, net of cash acquired of US$12,210, US$2,697 and US$1,419 for the years ended May 31, 2018, 2019 and 2020, respectively (Note 3)	(999)	(36,367)	1,073
Purchase of land use rights	(5,357)	(7,738)	—
Loans provided to related parties	—	(61,155)	(7,128)
Repayment of loan provided to related parties	—	45,682	712
Disposal of subsidiaries, net of cash disposed of nil, US$12,050 and US$665 for the years ended May 31, 2018, 2019 and 2020, respectively	—	(9,789)	12,875

Net cash used in investing activities	(407,143)	(574,712)	(1,256,370)

F-
11

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(All amounts in thousands)

	For the years ended May 31,
	2018	2019	2020
	US$	US$	US$
Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share option s	1	—	3,629
Proceeds from issuance of ordinary shares relating to the IPO of Koolearn Holding	—	233,347	—
Cash paid for employee s ’ individual income taxes on withheld shares from exercise of NES	(7,241)	(12,085)	(9,853)
Contingent consideration payments made after a business combination	—	—	(18,332)
Cash paid for dividend	(71,153)	—	—
Proceeds from long-term loan	—	96,457	20,000
Cash paid for shares repurchase	—	(55,962)	—
Capital contribution from non-controlling interests	93,159	20,498	64
Purchase of non-controlling interests	(89,647)	(15,606)	(13,370)

Net cash (used in) provided by financing activities	(74,881)	266,649	(17,862)

Effects of exchange rate changes	42,992	(66,123)	(29,026)

Net change in cash, cash equivalents and restricted cash	342,095	431,462	(498,803)
Cash, cash equivalents and restricted cash at beginning of year	644,670	986,765	1,418,227

Cash, cash equivalents and restricted cash at end of year	986,765	1,418,227	919,424

Supplement disclosure of cash flow information:
Income taxes paid	57,005	75,346	135,678

Interests paid	—	833	4,665
Non-cash investing and financing activities
Payable for investments and acquisitions	5,420	21,962	3,917
Payable for purchase of property and equipment	45,590	44,445	65,335
Receivable from the disposal of a subsidiary	—	13,760	—

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2018, 2019 AND 2020
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
The Group provides educational services in the People’s Republic of China (the “PRC”) primarily under the “New Oriental” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of K-12 after-school tutoring (“K-12 AST”), test preparation and other courses, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour.
As of May 31, 2020, details of the Company’s major subsidiaries, its VIEs and the VIEs’ major subsidiaries and schools were as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational technology and management services
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational consulting
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
Koolearn Holding	February 7, 2018	Cayman Islands	53.22%	Online education service
New Oriental Xuncheng Technology (HK) Limited (“Koolearn Tech”)	March 2, 2018	Hong Kong	53.22%	Online education service
Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”)	March 21, 2018	PRC	53.22%	Educational consulting and software development
Zhuhai Chongsheng Heli Network Technology Co., Ltd (“Zhuhai Chongsheng”)	July 23, 2019	PRC	53.22%	Educational consulting and software development

F-1
3

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
VIEs of the Company:
New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	Online education service
Major subsidiaries and schools of the VIEs:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language training and test preparation
Beijing New Oriental Yangzhou Foreign Language School	June 6, 2002	PRC	N/A	Primary and secondary school education
Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language training and test preparation

F-1
4

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	N/A	Language training and test preparation
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language training and test preparation
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood”)	May 16, 2003	PRC	N/A	Content development and distribution
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Oversea study consulting service
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language training and test preparation
Beijing Chaoyang District Kindergarten of Stars	November 20, 2007	PRC	N/A	Pre-school education

F-1
5

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

F-1
6

(iv)
Sale of educational software agreements. Ten WFOEs, namely Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood, Beijing Joy Tend Technology Company Limited

(“Beijing Joy Trend”)
, Beijing magnificence Technology Company Limited (“Beijing Magnificence”), Beijing Top Technology Company Limited (“Beijing Top”), Beijng Shenghe Technology Company Ltd
.

(“Beijing
Shenghe
”)
, Beijing Right Time Technology Company Limited (“Beijing Right Time”), Beijing Sincerity Technology Company Limited and Beijing Jinghong Software Technology Company Ltd. (“Beijing Jinghong”), entered into agreements whereby the WFOEs sell various self-developed educational software to the subsidiaries or schools of New Oriental China. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year automatic renewal terms, and the subsidiaries and schools of New Oriental China cannot terminate the agreements without the consent of the WFOEs in China.

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
Equity pledge agreements
. Pursuant to the equity pledge agreements dated May 25, 2006 among New Oriental China, all of the shareholders of New Oriental China, Beijing Hewstone and Beijing Decision, each shareholder of New Oriental China agreed to pledge his or its equity interest in New Oriental China to Beijing Hewstone and Beijing Decision to secure the performance of the VIEs’ obligations under the existing service agreements and any such agreements to be entered into in the future. The shareholders of New Oriental China agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in New Oriental China without the prior written consent of Beijing Hewstone and Beijing Decision.
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
In February 2017, as part of efforts to streamline the corporate structure, the Group removed Shanghai Smart Words Software Technology Co., Ltd. (“Shanghai Smart Words”) as a party to the contractual arrangements with New Oriental China and its subsidiaries and schools and the shareholders. The rights and obligations of Shanghai Smart Words under these contractual arrangements have been assumed by Beijing Decision. The April 2012 equity pledge agreements have been amended to reflect the foregoing change while the terms of these agreements remain unchanged. The equity pledges of Century Friendship under the amended agreements have been registered with the Haidian District, Beijing branch of the State Administration of Market Regulation (the “SAMR”).
Exclusive option agreements
. Pursuant to the exclusive option agreements entered into on various dates, as amended on May 25, 2006, among the Company, New Oriental China and its shareholders, the shareholders of New Oriental China are obligated to sell to the Company, and the Company has an exclusive, irrevocable and unconditional rights to purchase, or cause the shareholders of New Oriental China to sell to the Company’s designated party, in the Company’s sole discretion, part or all of the shareholders’ equity interests in New Oriental China when and to the extent that applicable PRC law permits the Company to own part or all of such equity interests in New Oriental China. In addition, pursuant to the exclusive option agreements, the Company has an exclusive, irrevocable and unconditional right to request any existing shareholders of New Oriental China to transfer all or part of the equity interest in New Oriental China held by such shareholder to another PRC person or entity designated by the Company at any time in the discretion. The price to be paid by the Company or a PRC person or entity designated by the WFOEs will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs. As a result of the ten former shareholders of New Oriental China transferring all of their equity interests in New Oriental China to Century Friendship in January 2012, Century Friendship executed a new option agreement with Shanghai Smart Words and New Oriental China on April 23, 2012. The terms of this new option agreement are substantially the same as the 2006 exclusive option agreements.

F-1
7

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
VIE Arrangements between Dexin Dongfang and Xuncheng
On May 10, 2018, Dexin Dongfang, a wholly-owned subsidiary of Koolearn Holding, entered into certain contractual arrangements (the “Contractual Arrangements”) with Xuncheng and the shareholders of Xuncheng, which enable Koolearn Holding to obtain control over Xuncheng, Beijing Kuxue Huisi Network Technology Co., Ltd. (“Kuxue Huisi”) and
Beijing Dongfangyoubo Network Technology Co.,Ltd. (“
Dongfang Youbo
”)
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
On October 10, 2019, Dexin Dongfang and Zhuhai Chongsheng, a wholly-owned PRC subsidiary of Koolearn Holding entered into a supplemental agreement with Xuncheng and its subsidiaries and all of its shareholders. Pursuant to the supplemental agreement, Zhuhai Chongsheng joined as a party to the contractual agreements between Dexin Dongfang, Xuncheng and its subsidiaries and shareholders and assumed the same rights and shared the same obligations of Dexin Dongfang under the contractual agreements.
On October 10, 2019, Dongfang Youbo, a subsidiary of Xuncheng, executed a letter of acceptance whereby it assumed the same rights and obligations as Xuncheng’s subsidiary under the exclusive management consultancy and business cooperation agreement.
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

F-1
8

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
Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is one of the beneficial shareholders of the Company, holding 12.46% of the total common shares outstanding as of May 31, 2020. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and the chairman of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
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
The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and the VIEs in the Group:

	As of May 31
	2018	2019	2020
	US$	US$	US$
Total current assets	2,081,374	2,179,752	2,385,315
Total non-current assets	750,316	957,650	2,463,751

Total assets	2,831,690	3,137,402	4,849,066

Total current liabilities	1,674,857	1,900,440	2,395,977
Total non-current liabilities	13,782	18,607	1,066,541

Total liabilities	1,688,639	1,919,047	3,462,518

	For the years ended May 31,
	2018	2019	2020
	US$	US$	US$
Net revenues	2,417,203	3,056,537	3,453,555
Net income	479,190	575,614	575,210
Net cash provided by operating activities	711,591	536,631	675,015
Net cash used in investing activities	(429,265)	(450,569)	(780,310)
Net cash used in financing activities	(96,429)	(27,691)	(45,188)

The VIEs contributed an aggregate of 98.8%, 98.7% and 96.5% of the consolidated net revenues for the years ended May 31, 2018, 2019 and 2020, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of the years ended May 31, 2018
,
2019 and 2020, the VIEs accounted for an aggregate of 71.2%, 67.5% and 74.0%, respectively, of the consolidated total assets, and 95.8%
,
90.5% and 93.9%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs were primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.
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
Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the purchase price allocation relating to business acquisitions, the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment, impairment of goodwill, intangible assets, long-lived assets and long-term investments, fair value assessment of long-term investments, refund liability, discount rate for leases,
fair value of underlying ordinary shares of Koolearn Holding before its IPO and mezzanine equity. Actual results could differ from those estimates.
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
Consideration transferred in a business combinations is measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post- acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.
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
s
are presented net of allowance for doubtful accounts.
Changes in the allowance for doubtful accounts were as follows:

	As of May 31 ,
	2018	2019	2020
	US$	US$	US$
Beginning balance	1,180	1,399	751
Charge during the year	576	146	329
Written-off	(357)	(794)	(374)

Ending balance	1,399	751	706

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
Property and equipment also consist of construction in progress as the Group constructs certain of its property and equipment. Construction in progress represents the costs incurred in connection with the construction of property and equipment. Costs classified as construction in progress include all costs of obtaining the asset and bringing it to the location and in the condition necessary for its intended use. Construction in progress is transferred to specific property and equipment and depreciation of these assets commences when the assets are ready for their intended use.
Land use rights, net
Land use rights are recorded at cost less accumulated amortization and amortized on a straight-line basis over the remaining term of the land certificate, from 38.5 years to 50 years.

F-2
1

Intangible assets, net
Intangible assets are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. Intangible assets with an indefinite useful life is not amortized. The Group performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.
The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Trade mark	10 years
License	20 years
Student base	1.75 years
Favorable lease	8.67 years
Courseware	3 years
Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on long-lived assets during the years ended May 31, 2018, 2019 and 2020.

Goodwill, net
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group’s goodwill as of May 31, 2018, 2019 and 2020 relates to its acquisition of certain kindergartens and schools. In accordance with Accounting Standard Codification 350, Goodwill and Other Intangible Assets, the recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.
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
On June 1, 2019, the Group early adopted Accounting Standards Update (“ASU”) 2017-04, Intangibles-Goodwill and Other (Topic 350) for the annual goodwill impairment test performed in the
fiscal year 2020. Topic 350 permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test, which eliminated Step 2 from the goodwill impairment test on a prospective basis. The Group recognizes an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
The Group recorded nil, US$5,245 and nil impairment losses during the years ended May 31, 2018, 2019 and 2020, respectively.

Long-term investments, net
The Group’s long-term investments include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments and available-for-sale investments.

F-2
2

(a)	Equity securities
On June 1, 2018, the Group adopted ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities and 2018-03 Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The Group adopted this ASU using a modified retrospective method and reclassified unrealized losses of US$97,929, net of tax on investment securities which were previously accounted for as available-for-sales investments, from accumulated other comprehensive loss to the opening balance of retained earnings. The adjustment related to the fair value measurement of equity securities which were previously classified as available-for-sales investments.

•	Equity securities with readily determinable fair values
Prior to the adoption of ASU 2016-01, equity securities that have readily determinable fair values and were not accounted for using the equity method or those that result in consolidation of the investee were classified as available-for-sale investments, and were carried at the fair value with unrealized gains and losses recorded in accumulated other comprehensive income/ (loss) as a component of shareholders’ equity. Upon the adoption of ASU 2016-01, the Company carries these equity securities at the fair value and any changes in the fair value are recognized in the consolidated statements of operations.

•	Equity securities without readily determinable fair values
Starting on June 1, 2018, with the adoption of ASU 2016-01, the Group elected a practicability exception to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.
The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and the fair value in the consolidated statements of operations.

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
The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than- temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

(c)	Available-for-sale investments
For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at the fair value, with unrealized gains and losses recorded in accumulated other comprehensive income/ (loss) as a component of shareholders’ equity.
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

F-2
3

Long-term loan
Long-term loan is recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the consolidated statements of operations.
Non-controlling interests and redeemable non-controlling interests
The Group’s consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to non-controlling interest shareholders of the consolidated affiliated companies are classified separately as “non-controlling interests” in the Company’s consolidated statements of operations.
Non-controlling interests in subsidiaries that are redeemable outside of the Company’s control for cash or other assets are classified outside of permanent equity. If the redemption event is probable to occur, the Company adjusts the redeemable non-controlling interests to the redemption value on each balance sheet date with the changes recognized as an adjustment to retained earnings, or in the absence of retained earnings, as an adjustment to additional paid-in capital.
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
s
from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Group’s consolidated financial statements.
The new enrollment system development services and other operating services, which were previously subject to business taxes, are now subject to VAT at the rate of 6%
of revenues. The non-academic educational programs and services in short-term training schools may choose the applicable simple VAT collection method and apply for a 3% VAT rate. The intercompany sales of self-developed software are subject to VAT at the rate of
13
%
and the part in excess of the rate of

3
%
the Group can apply for refund upon collection by relevant tax authorities. The intercompany services related to self-developed software are subject to VAT at the rate of
6
%. The sales of books are subject to VAT at the rate of
11
% since July 1, 2017, decreased to
10
% since May 1, 2018 and further decreased to
9
% since April 1, 2019.
Since January 2020, in accordance with Cai Shui [2020] No.8, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted for the calendar year 2020.
Revenue recognition
On June 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of June 1, 2018. Results for the years ended May 31, 2019 and 2020 are presented under Topic 606, while revenues for the year ended May 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition.
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
The Group generates substantially all of its revenues through educational programs and services with individual students in the PRC. In addition, the Group generates revenues from other services and the sales of books, which were insignificant for the years ended May 31, 2019 and 2020. The following table presents the Group’s revenues disaggregated by revenue sources.
The Group’s revenue
s
are
reported net of VAT and surcharges.

F-2
4

The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services
The educational programs and services consist of K-12 AST, test preparation and other courses, pre-school education, primary and secondary school education and online education. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fee is generally collected in advance and is initially recorded as deferred revenue. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those unearned portion of the fee is available to be returned. Historically, the Group has not had material refunds.
The Group recognizes revenue from the educational programs and services proportionately when the services are delivered. US$3,040,741 of revenue
s
of educational programs and services was derived from K
-
12 AST, test preparation and other courses, and the remaining amount was derived from other segments.

(b)	Books and other services
Other service revenues are primarily derived from consulting services to students regarding overseas studies and study tours. Revenues are recognized when promised services are delivered to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services. Each contract includes certain milestones and each of the milestones is considered a single performance obligation which is satisfied at the point of time when each of the milestone is reached. Upon the adoption of Topic 606, the Group estimates the variable consideration to be earned and recognizes revenues related to each milestone when the related milestone is achieved. Under the legacy revenue recognition standard, such revenues were deferred and recognized when student admission was reasonably assured. The Group sells books or other educational materials developed or licensed by the Group either through its own distribution channels or through third party distributors. Revenues are recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods. All revenue
s
of books and other services w
ere
 derived from other segments.
The Group’s contract assets consist of accounts receivable. The balance of contract assets amounted to US$3,137, US$3,300 and US$4,178 as of
May 31
,

2018, May 31, 2019 and May 31, 2020, respectively. The Group’s contract liabilities mainly consist of prepayments from customers (deferred revenue), with a balance of US$1,202,010, US$1,301,103 and US$ 1,324,384 as of
May 3
1
, 2018
,
May 31, 2019 and May 31, 2020, respectively. All contract liabilities at the beginning of the year ended May 31, 2020 were recognized as revenue
s
during the year ended May 31, 2020 and the all contract liabilities as of May 31, 2020 are expected to be realized in the following year. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.
Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course
s
. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method.
As of
May 3
1
, 2018
,
May 31, 2019 and May 31, 2020, refund liability amounted to US$68,185, US$76,221 and US$94,006, respectively, and are included in accrued expenses and other current liabilities.
Operating leases
Before June 1, 2019, the Group adopted ASC Topic 840 (“ASC 840”),
Leases
, and each lease is classified at the inception date as either a capital lease or an operating lease.
On June 1, 2019, the Group adopted the New Leasing Standard (“ASC 842”), using the modified retrospective transition method resulting in the recording of operating lease right-of-use (ROU) assets of
US
$
1,254,595
and operating lease liabilities of
US
$
1,238,080
upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations. As of May 31, 2020, the Group recognized operating lease ROU assets of
US
$
1,425,466
and total lease liabilities
US
$
1,462,162
, including current portion at the amount of
US
$
384,239
.
The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheets as ROU and lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group accounts for the lease and non-lease components separately. Lastly, the Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease ROU assets or operating lease liabilities.
As the rate implicit in the lease is not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses are recorded on a straight-line basis over the lease term.
Advertising costs
The Group expenses advertising costs as they incurred. Total advertising expenses were US$55,936, US$72,386 and US$105,538 for the years ended May 31, 2018, 2019 and 2020, respectively, and have been included as part of selling and marketing expenses.

F-2
5

Government subsidies
The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$2,945, US$3,684 and US$43,476, for the years ended May 31, 2018, 2019 and 2020, respectively. The government subsidies income recognized for the year ended May 31, 2020 were mainly from the VAT exemption due to the COVID-19.
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
Foreign currency risk
RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$989,070
,
US$1,105,190 and US$855,654 as of May 31, 2018
,
2019 and 2020, respectively.
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

F-2
6

Fair value of financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, short-term investments, accounts receivable, amounts due from/to related parties, available-for-sale investments, equity security with/without readily determinable fair values, accounts payable, contingent consideration in acquisitions,
l
ong-term loan

and

income
tax payable. The Group carries its available-for-sale investments and equity securities with readily determinable fair values at fair value and carries equity securities without readily determinable fair values at cost, less impairment, plus or minus observable price changes in a similar transaction. The Group carries its contingent consideration in acquisitions at fair value which is determined based on the best estimation from the managements. The carrying amounts of the long-term loan approximate fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments approximate their fair values due to the short-term maturities of these instruments.
Net income per share
Basic net income per share is computed by dividing net income attributable to the holders of common shares by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. The Group has share options and NES which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the share options and NES is computed using the treasury stock method. The effect of mezzanine equity is computed using the if-converted method.
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
Comprehensive income
Comprehensive income includes net income, unrealized gain or loss on available-for-sale investments
and foreign currency translation adjustment. Comprehensive income is reported in the consolidated statements of comprehensive income.
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
Concentration of credit risk
Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of May 31, 2020, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in the fiscal years 2018, 2019 and 2020, respectively.

F-2
7

Recent accounting pronouncements adopted
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (ASC 842
). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease
components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.
The Group adopted this standard on June 1, 2019 and elected not to recast the comparative periods presented. In addition, the Group accounts for lease and non-lease components separately. The consolidated balance sheets and the consolidated statements of operations and cash flows for reporting periods beginning after
June
1, 2019 are presented under
ASC
842, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under
ASC
840.
The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows, and the adoption of
ASC
842 did not result in a cumulative-effect adjustment to
the opening balance of
retained earnings. Further information is disclosed in Note 13.
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
The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis.

An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group early adopted ASU 2017-04 for the annual goodwill impairment test on June 1, 2019
.
Recently issued accounting pronouncements not yet adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income.
This
ASU
affect
s
loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, this
ASU is
effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this
ASU
through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach).
On
April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group does not expect this standard to have a material impact on its consolidated financial statements.

F-2
8

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value”. ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group does not expect any material
impact on its consolidated financial statements
 and related disclosures as a result of adopting
this
standard
.
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
Business acquisition in fiscal year 2018:
Acquisition of Hangzhou Shengshen Technology Co., Ltd (“Hangzhou Shengshen”)
In October 2017, the Group acquired 100% equity interest in Hangzhou Shengshen, a K-12 education group located in Zhejiang, for a total consideration of US$11,012, in which US$5,309
,
US$2,043 and US$931 had been paid based on the payment schedule during the years ended May 31,

2018, 2019 and 2020, respectively. The acquisition was recorded using the acquisition method of accounting, accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with assistance of an independent appraiser. The purchase price was allocated on the date of acquisition as follows:

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
The total cash consideration of
these other
business acquisitions was US$6,992, in which
US$5,902,
US$381 and US$376 had been paid during the years ended May 31,
2018,
2019 and 2020, respectively. The cash and cash equivalents, intangible assets, goodwill, deferred revenue and non-controlling interests acquired from these business acquisitions were US$8,639, US$2,294, US$6,383, US$15,215 and US$1,683, respectively. The purchase price allocations were determined by the Group with assistance of an independent appraiser.
The following summarized unaudited pro forma results of operations for the years ended May 31, 2017 and 2018 assuming that these acquisitions during the year ended May 31, 2018 occurred as of June 1, 2016. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of June 1, 2016, nor is it indicative of future operating results.

	For the years ended May 31,
	2017	2018
	(unaudited) US$	(unaudited) US$
Pro forma net revenues	1,815,660	2,451,735
Pro forma net income attributable to New Oriental Education and Technology Group Inc.	275,685	296,697
Pro forma net income per share – basic	1.75	1.88
Pro forma net income per share – diluted	1.75	1.87
Business acquisition in fiscal year 2019:

F-
29

Acquisition of Suzhou Hongyi Education Investment Co., Ltd. (“Suzhou Hongyi”)
In September 2018, the Group acquired 100% equity interests in Suzhou Hongyi, a company engaging in pre-school education, for a total consideration of US$42,608. The total consideration is contingent based on its financial performance in the transition period and capped to US$42,608.
During the years ended May 31, 2019, the Group paid US$27,458 and recorded a contingent consideration payable of US$15,150. The contingent consideration payable was recorded at fair value and was subsequently remeasured to fair value at each reporting period thereafter until it was settled by the Group in January 2020.

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

Asia Pacific Montessori Education Co., Ltd. (“Asia Pacific”)
In
November
2017, the Group invested US$11,216 in Asia Pacific, a kindergarten group located in Beijing and Hangzhou engaged in pre-school education, for a 35% equity interests. The investment in Asia Pacific was previously accounted for as a cost method investment prior to June 1, 2018 and was subsequently accounted as equity securities without readily determinable fair value after the adoption of ASU

2016-01. In December 2018, the Group acquired another 65% equity interests in Asia Pacific for a total consideration of US$12,600, in which US$8,784 and US$1,071
had been paid during the year
s
ended May 31, 2019
 and 2020, respectiv
ely
.
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

	US$	Amortization period
Cash	1,269
Other current assets	695
Property and equipment	251	1-5 years
Intangible assets
Trademark	2,085	5 years
Student base	1,064	3 years
Goodwill	17,043
Other non-current assets	2,086
Other current liabilities	(4,189)
Deferred tax liabilities	(787)
Fair value of the 35% equity interest s p reviously held	(6,917)

Total	12,600

F-3
0

Other acquisitions
During the year ended May 31, 2019, the Group also made several other business acquisitions.
The cash consideration of
these other
b
usiness acquisition amounted to US$441, in which US$398 and US$43 had been paid during the year
s
ended May 31, 2019 and 2020
,
respectively. The cash and cash equivalents and goodwill acquired from those business acquisitions amounted to US$107 and US$729, respectively. The purchase price allocations were determined by the Group with the assistance of an independent appraiser.
The following summarized unaudited pro forma results of operations for the years ended May 31, 2018 and 2019 assuming that these acquisitions during the year ended May 31, 2019 occurred as of June 1, 2017. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of June 1, 2017, nor is it indicative of future operating results.

	For the years ended May 31,
	2018	2019
	(unaudited) US$	(unaudited) US$
Pro forma net revenues	2,451,735	3,100,364
Pro forma net income attributable to New Oriental Education and Technology Group Inc.	296,697	238,794
Pro forma net income per share – basic	1.88	1.51
Pro forma net income per share – diluted	1.87	1.50
Business acquisition in fiscal year 2020:
During the year ended May 31,
2020, the Group
made
 a
business
acqui
sition
 for a total consideration of US$1,153. The Group
paid
an amount of US$346 based on the payment schedule during the year ended May 31, 2020 and the unpaid amount is
US$807. The acquisition was recorded using the acquisition method of accounting, accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition.
The intangible assets and goodwill acquired from the acquisition was
US$1,149 and US$2,815, respectively
.
The purchase price allocation was determined by the Group with the assistance of an independent appraiser.

F-3
1

Pro forma financial information is not presented for the business acquisition in fiscal year 2020 as it is immaterial to the reported results.
The revenue and net loss attributable to this acquisition included in the Company’s consolidated statements
of operations since the acquisition date were US$829 and US$1,115, respectively.

4.	SHORT-TERM INVESTMENTS
Short-term investments consisted of the following:

	As of May 31,
	2018	2019	2020
	US$	US$	US$
Held-to-maturity investments	1,623,763	1,668,689	2,318,280

Short-term investments
ma
i
nly
consist of various financial products purchased from Chinese banks and trusts and are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with variable interest rates. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are equal to or less than one year.
The Group estimated that their fair value approximate their amortized costs. No OTTI loss was recognized for the years ended May 31, 2018, 2019 and 2020, respectively.

F-
3
2

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets, net, consisted of the following:

	As of May 31,
	2018	2019	2020
	US$	US$	US$
Advances to suppliers	43,913	45,665	49,547
Prepaid rents (a)	56,531	52,794	39,706
Interest receivables	23,647	23,856	33,488
Staff advances (b)	9,544	14,811	24,712
Receivable from third parties’ platforms	5,967	9,831	10,593
Rental deposits	10,953	9,539	10,326
Prepaid advertising fees	6,917	4,564	7,607
VAT recoverable	3,493	2,297	5,562
Deposits of advertising and decoration	3,342	3,020	2,594
Prepaid property taxes and other taxes	212	455	779
Others ( c )	18,490	33,093	14,639

	183,009	199,925	199,553
Less: allowance for other receivables	(914)	(248)	(149)

	182,095	199,677	199,404

(a)	Prepaid rents represent the prepayment of rent related to leases less than 12 months.
(b)	Staff advances were provided to staff for travelling and business related use and are expensed as incurred.
(c)	Others primarily included prepaid maintenance fees, other receivables and other miscellaneous prepayments.

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consisted of the following:

	As of May 31,
	2018	2019	2020
	US$	US$	US$
Buildings	156,324	142,047	178,782
Transportation equipment	9,936	9,565	9,172
Furniture and education equipment	128,670	153,674	195,262
Computer equipment and software	65,227	70,995	95,385
Leasehold improvements	349,953	451,105	579,231
Construction in progress	30,921	36,376	44,856

	741,031	863,762	1,102,688
Less: accumulated depreciation	(275,940)	(342,106)	(453,218)
Exchange differences	(15,499)	10,359	22,985

	449,592	532,015	672,455

Depreciation expenses for the years ended May 31, 2018, 2019 and 2020 were US$77,081, US$110,042 and US$146,310, respectively.

F-
3
3

7.	LAND USE RIGHTS, NET
Land use rights, net, consisted of the following:

	As of May 31,
	2018	2019	2020
	US$	US$	US$
Land use rights	5,315	7,955	7,696
Less: accumulated amortization	(1,417)	(1,680)	(1,842)
Exchange differences	(113)	130	183

Land use rights, net	3,785	6,405	6,037

Amortization expenses for land use rights for the years ended May 31, 2018, 2019 and 2020 were US$110, US$263 and US$162, respectively. The Group expects to recognize amortization expense in aggregat
e
of
US$810 in coming
five years and US$5,227 thereafter.

8.	INTANGIBLE ASSETS, NET
Intangible assets, net, consisted of the following:

	As of May 31,
	2018	2019	2020
	US$	US$	US$
Intangible assets with indefinite lives:
Trademark	256	238	229
Intangible assets with finite lives:
Trademark	5,575	9,109	9,170
Courseware	129	120	116
Student base	7,014	12,223	12,719
Favorable lease	732	679	657
License	415	415	415

	14,121	22,784	23,306

Less: accumulated amortization	(5,272)	(8,985)	(13,515)
Exchange differences	(305)	136	455

	8,544	13,935	10,246

Amortization expenses for the intangible assets for the years ended May 31, 2018, 2019 and 2020, were US$1,839, US$3,699 and US$4,530, respectively. As of May 31, 2020, the Group expects to recognize
amortization expenses
o
f
US$4,068, US$2,684, US$1,774, US$789 and US$345 for the next five years, respectively, and US$357 thereafter.

9.	GOODWILL, NET
Goodwill, net, consisted of the following:

	As of May 31,
	2018	2019	2020
	US$	US$	US$
Beginning balance	15,765	33,411	86,541
Acquisition	16,192	55,632	2,815
Exchange differences	1,454	(2,502)	(2,063)

Ending balance	33,411	86,541	87,293
Accumulated impairment	(1,682)	(6,927)	(6,927)

Goodwill, net	31,729	79,614	80,366

The Group recorded nil, US$5,245 and nil impairment losses on goodwill for the years ended May 31, 2018, 2019 and 2020, respectively. The Group performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired.

F-
3
4

10.	LONG-TERM INVESTMENTS, NET
Long-term investments, net, consisted of the following:

	As of May 31,
	2018	2019	2020
	US$	US$	US$
Equity securities with readily determinable fair value:
Sunlands Online Education Group (“Sunlands”) (a)	134,423	37,802	21,440
Beijing Shengtong Printing Co., Ltd (“Shengtong”) (b)	9,261	6,839	4,066
Tarena International, Inc. (“Tarena”) (c)	9,610	3,200	2,190
Equity securities without readily determinable fair value:
Tibet Tianli Education and Technology Co., Ltd (“Tibet Tianli”) (d)	—	4,346	10,512
EEO Education Technology Co., Ltd. (“EEO”) (e)	9,767	9,069	8,774
Other investments (f)	28,740	30,663	30,797
Equity method investments:
New Oriental Education and Culture Industry Fund (Zhangjiagang) Partnership (Limited Partnership) (“Education Industry Fund”) (g)	—	67,834	67,057
VM EDU Fund I, L.P.(h)	—	—	56,734
Other investments (i)	9,131	20,191	27,716
Available-for-sale investments:
Shanghai Golden Education & Training Co., Ltd. (“Golden Finance”) (j)	86,937	61,963	59,947
Tianjin Uhozz Internet Technology Co., Ltd (“Uhozz”) (k)	12,826	16,350	16,350
Shanghai ALO7 Technology Co., Ltd. (“Alo7.com”) (l)	14,395	14,289	14,289
Lele Global Limited (“Lele”) (m)	9,157	11,251	11,680
Other available-for-sale investments (n)	109,086	120,907	99,549

	433,333	404,704	431,101

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
s
in Sunlands during July 2016. Subsequent to the additional investment, the Group holds 9.8% equity interest in Sunlands.

On March 23, 2018, Sunlands was listed in the New York Stock Exchange Market. All of the preferred shares were converted to 529,426 Class A ordinary shares immediately upon the completion of the listing. Subsequent to the listing, the Group invested an additional US$10,000 and obtained 34,783 Class A ordinary shares in April 2018 and held 8% aggregate equity interests in Sunlands. Unrealized gains of US$101,779 was reported in other comprehensive income for the year ended May 31, 2018. Upon the adoption of ASU 2016-01, the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value on June 1, 2018, and losses of US$ 96,621 and US$ 16,362
were recorded in loss from fair value change of long-term investments for
the
years
ended May 31, 2019
 a
nd
 2020
, respect
ively,

on the Group’s consolidated statements of operations.
(b)
In April 2015, the Group acquired 18% equity interest
s
in Beijing ROBOROBO Technology Co., Ltd. (“ROBOROBO”) for a cash consideration of US$4,356. Roborobo is a company applying various robots build training course for kids with different ages. In February 2017, the Group disposed all of the ownership in ROBOROBO, in exchange for 1.87% common shares issued by Shengtong, which is a listed A-share company in China. Realized gain of US$7,086 was recognized during the year ended May 31, 2017. The equity interests acquired in Shengtong were classified as equity security with readily determinable fair value. Unrealized loss of US$1,450 was reported in other comprehensive income for the year ended May 31, 2018. Upon the adoption of ASU 2016-01, the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value on June 1, 2019, losses
of US$1,605
and US$1,079
were
recorded in loss from fair value change of long-term investments for the years
ended May 31, 2019
 and 2020
, respectively
.

F-
3
5

(c)
In March 2014, the Group invested US$13,500 in Tarena, a NASDAQ listed company that provides IT professional education services in China, for 3% equity interests. In July 2017, the Group sold 1% equity interest in Tarena to third parties and the realized gain of US$4,545 was recognized in investment income for the year ended May 31, 2018. Unrealized loss of US$7,040 was reported in other comprehensive income for the year ended May 31, 2018. Upon the adoption of ASU 2016-01, the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value on June 1, 2019, losses
of US$6,410 and US$1,010
were
recorded in loss from fair value change of long-term investments for the years
ended May 31, 2019 and 2020
, respecti
vely
.

(d)
In December 2018, the Group invested
5% equity interests in Tibet Tianli
, a company engaged in the developing educational products. In April 2020, the Group further subscribed 5% equity interests. The Group accounted for the investment as equity securities without readily determinable fair values as Tibet Tian
l
i
 is a private company without readily determinable fair value. As of May 31, 2020, the
G
roup hold
s
9.75%
of the total equity interests in Tibet Tianli after the dilution. For the years ended May 31, 2018, 2019 and 2020, no impairment loss was recorded from this investment.

(e)
In April 2017, the Group acquired 10% equity interest
s
 in EEO, a company engaged in the business of developing on-line classroom product which were accounted for using the cost method because it is not in-substance common share for the year ended May 31, 2018. After the adoption of ASU 2016-01, the Group accounted for the equity investments using the measurement alternative when the equity method is not applicable and there is no readily determinable fair value for the investments. For the years ended May 31, 2018
,
2019 and 2020, no impairment loss was recorded in regard to the investment.

(f)
The Group holds several insignificant investments in third-party private companies and has no ability to exercise significant influence over the investees, which were accounted for using the cost method prior to the adoption of ASU 2016-01. After the adoption of ASU 2016-01, the Group accounted for these equity investments using the measurement alternative when cost
method is not applicable and there is no readily determinable fair value for the investments. The Group was recorded nil, nil and US$ 9,096 impairment loss on these investment during the years ended May 31, 2018, 2019 and 2020, respectively.

(g)
In July 2018, Education Industry Fund was established with the total committed capital of US$224,000
. There are two general partners in the fund, which include
an entity
invested
by Mr. Yu
 and an unrelated third party
. The Group participates in Education Industry Fund as a limited partner and invested US$75,000 in Education Industry Fund as of May 31, 2020
. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and owns 33% interest in Education Industry Fund.

(h)
In June 2019, VM EDU Fund I, LP, a market-driven investment entity, was established with total committed capital of US$100,000.
The Group participates in VM EDU Fund I, LP as a limited partner and invested US$56,149 in VM EDU Fund I, LP. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and does not have control over VM EDU Fund I, LP.

(i)
The Group holds
from
6.86% to 50% equity interests in other 15 third-party companies through investments in their common shares or in-substance common shares.
Th
e
m
ajority of the long-term investments are engaged
in
the
business of p
roviding
educational services. The Group accounts for these investment
s
under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees, even though the Group holds less than 20% equity interests in some of the investees.

(j)
In April 2015, the Group invested 9.75% equity interests in Golden Finance, a company engaged in training programs business associated with finance and business management. In November 2015, the Group further subscribed
9.75%
equity interests. During the year ended May 31, 2019, the Group disposed of 7.2% equity interests in Golden Finance with total consideration of US$33,156, and the remaining shares were diluted to
12.3%. Gain of US$23,096
was recognized as realized gain from long-term investments in the consolidated statements of operations for the year ended May 31, 2019. The Group accounts for the investment as available-for-sale investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured at fair value.

(k)
In May 2015, the Group invested in Uhozz, a company providing oversea rental agency services, for 10% equity interests with redemption and liquidation preference
s
. In March 2018, the Group further subscribed 15.18% series B preferred shares. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are redeemabl
e
and
determined to be debt securities and measured them at fair value.

F-3
6

(l)
In March 2012, the Group acquired a convertible promissory note from Alo7.com for US$1,000
, which entitled the Group to automatically convert the note into equity security upon certain conditions were met.
In
July 2012, the Group converted the
US$1,000
promissory note into convertible redeemable preferred shares for a 3.4% equity interests in Alo7.com on an as-converted basis. In 2014, the Group further invested redeemable preferred shares into Alo7.com. As of May 31, 2020, the Company held a 14.3% equity interests in Alo7.com.

(m)
In September 2015, the Group invested in Lele, a company providing online learning and tutoring services for students from kindergarten through 12 th
grade, to acquire 48,796,296 convertible redeemable preferred shares for an

8.5% equity interests. In December 2018, the Group further
in
invested series C preferred shares in Lele. As of May 31, 2020, the Group held a 7.8% equity interests in Lele. The investment was classified as available-for-sale investment as the Group determined the preferred shares were debt securit ie
s
due to substantive redemption right and measured the investment at fair value.

(n)
Other available-for-sale
investments
represent several insignificant individual investments classified as available-for-sale investments as of May 31, 2018, 2019 and 2020. Realized gain
s
of US$2,821, US$3,283 and US$407

were recorded in realized gain from long-term investments for the years ended May 31, 2018, 2019 and 2020, respectively.

The Group recognized impairment losses from long-term investments amounting to US$980, US$5,919 and US$31,750 for the years ended May 31, 2018, 2019 and 2020, respectively, as the Group believes the carrying value of these investments were no longer recoverable.
The Group recorded unrealized gain of US$129,545, US$19,483 and unrealized loss of US$748 from available for sale investments for the years ended May 31, 2018, 2019 and 2020, respectively.

11.	FAIR VALUE MEASUREMENT
Assets and liabilities measured at fair value on a recurring basis
The Group measures available-for-sale investments, equity securities with readily determinable fair value and contingent consideration payable at fair value on a recurring basis. The available-for-sale investments recorded in long-term investments include redeemable preferred shares, convertible note
 and
special assets management plan-Guotai Yuanxin & New Oriental (“Assets Management Plan”). The equity securities with readily determinable fair value were common shares of three listed companies.
As of May 31,
2018,
2019 and 2020, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of May 31, 2018
	Quoted Prices in	Significant Other	Significant
	Active Market for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Long-term investments:
Available-for-sale investments	153,294	98,504	133,897	385,695

F-3
7

	As of May 31, 2019
	Quoted Prices in	Significant Other	Significant
	Active Market for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Long-term investments:
Equity securities with readily determinable fair values	47,841	—	—	47,841
Available-for-sale investments	—	78,879	145,881	224,760
Contingent consideration payable (Note 3)	—	—	15,150	15,150

Total	47,841	78,879	161,031	287,751

	As of May 31, 2020
	Quoted Prices in	Significant Other	Significant
	Active Market for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Long-term investments:
Equity securities with readily determinable fair values	27,696	—	—	27,696
Available-for-sale investments	—	41,889	159,926	201,815

Total	27,696	41,889	159,926	229,511

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
For redeemable preferred shares that do not have a quoted market rate, the Company measured their fair value based on recent transactions or based on the market approach or income approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for a similar investment
and have been classified as level 2 measurement. When no recent transactions are available, a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning, discount of lack of marketability, investee’s time to initial public offering as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.
The balance of contingent consideration payable as of May 31, 2019 is related to the acquisition of Suzhou Hongyi and the Company measured the fair value of its contingent consideration payable based on its best estimation on the financial performance of Suzhou Hongyi in the transition period as agreed in the acquisition agreement.

As of May 31, 2020
,
the
C
ompany has paid off this contingent consideration
 with no gain or loss recogn
ized
.
The Group did not have any transfers between level 1 and level 2 fair value measurements during the periods presented. During the year ended May 31, 2018, the Group transferred one redeemable preferred share from level 3 to level 1 for a total of US$32,644. During the year
s
ended May 31, 2019
and 2020, the Group did not have
such transaction. During the year ended May 31, 2020, the Group transferred two investment
s
from level 3 to level 2 for a total of US$5,713 and two investments from level 2 to level 3 for a total of US$ 11,534.

F-
3
8

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

Level 3
investments
US$
Balance as of June 1 , 2017	123,029
Transfer to level 1 fair value measurements	(32,644)
Unrealized gain	43,512

Balance as of May 31, 2018	133,897
Initial recognition	45,989
Unrealized loss	(18,855)

Balance as of May 31, 2019	161,031
Initial recognition	10,000
Transfer from level 2	11,534
Transfer to level 2	(5,713)
Unrealized loss	(16,926)

Balance as of May 31, 2020	159,926
Assets and liabilities measured at fair value on a nonrecurring basis
Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognize
d
.
The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value.
The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Refer to Note 9 for the goodwill impairment loss recognized for the years ended May 31, 2018, 2019 and 2020.
The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to intangible assets acquired for the years ended May 31, 2018, 2019 and 2020
.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values and available-for-sale investments) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. Refer to Note
10
for the long-term investments impairment loss recognized for the years ended May 31, 2018, 2019 and 2020.
For equity securities without readily determinable fair values, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long
-
term investments was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2018	2019	2020
	US$	US$	US$
Accrued payroll	212,677	285,329	331,172
Refund liability (a)	—	76,221	94,006
Payable for purchase of property and equipment	45,590	44,445	65,335
Accrued advertising fees	8,548	11,934	20,231
Refundable fees received from students ( b )	11,541	15,783	15,955
Refundable deposits ( c )	7,290	11,074	14,819
Rent payable	18,210	23,643	13,857
Welfare payable	9,187	12,897	12,612
Amounts reimbursable to employees ( d )	16,157	19,366	12,674
Royalty fees payable (e)	4,410	7,724	6,696
Accrued professional service fees	1,134	1,943	6,199
Payable for investments and acquisitions	5,420	21,962	3,917
VAT payable	12,125	13,321	2,881
Other taxes payable	2,945	2,715	1,785
Others (f)	18,303	28,164	32,480

Total	373,537	576,521	634,619

F-
39

(a)	The refund liability is recognized for variable amount of the considerations received from clients and recorded as refund liability in accordance with Topic 606 as described in Note 2.
(b)
Refundable fees received from students represent (1) the miscellaneous expenses other than tuition fees received from students which will be paid out on their behalf; and (2) tuition fees refundable to students for classes withdrawn.

(c)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation and student security deposits refunded upon completion of the study tour.
(d)	Amounts reimbursable to employees include travelling and the business related expenses.
(e)	Royalty fees payable relate to payments to content providers for on-line learning programs and those to counterparties for copyrights and resource sharing.
(f)	Others primarily include transportation expenses, utility fees, property management fees and other miscellaneous expenses payable.

13.	Lease
The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.
Operating lease cost for the year ended May 31, 2020 was $392,168, which excluded cost of short-term contracts. Short-term lease cost for the year ended May 31, 2020 was $9,028.
As of May 31, 2020, the weighted average remaining lease term was 4.7 years and the
weighted average discount rate was 4.2% for the Group’s operating leases.
Supplemental cash flow information related to the operating leases is as follows:

For the year ended May 31, 2020
US$
Cash payments for the operating leases	371,734
ROU assets obtained in exchange for the new operating lease liabilities	639,545

A summary of maturity analysis of the annual undiscounted cash flows for the operating lease liabilities as of May 31, 2020 is as follows:

As of May 31, 2020
US$
Fiscal year ending
May 2021	407,854
May 2022	367,805
May 2023	302,990
May 2024	225,387
May 2025	130,190
Thereafter	176,984

Total future lease payments	1,611,210
Less: Imputed interest	(149,048)

Present value of operating lease liabilities	1,462,162

As of May 31, 2020, the Group has lease
contracts
that
have
been entered into but not yet commenced
amounting
to $32,949, and these contracts will commence during fiscal year 2021.

F-
4
0

As of May 31, 2019, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

As of May 31, 2019
US$
Fiscal year ending
May 2020	360,972
May 2021	337,751
May 2022	297,379
May 2023	212,814
May 2024	143,899
Thereafter	162,882

Total future lease payments	1,515,697

14.	LONG-TERM LOAN
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
The debt issuance cost of $3,543 for the Facilities Agreement of 2018 was amortized over the period from December 2018 to December 2021, the termination date of the Facilities Agreement.
The Facilities Agreement contains financial covenants on the Group’s equity, debt and interest coverage ratio, and also includes acceleration clauses that are triggered upon the occurrence of an event of default. As of May 31, 2020, the Group is in compliance with its covenant.
As of May 31, 2020, the Group had made US$55,000, US$45,000 and US$20,000 draw down of the loan
s
under the Facilities A and Facilities B.

	As of May 31,
	2019	2020
	US$	US$
Secured Bank Loan	96,457	117,881
The carrying amounts of bank loans are repayable:
Within a period of more than one year but not exceeding two years	—	117,881
Within a period of more than two years but not exceeding five years	96,457	—

15.	REDEEMABLE NON-CONTROLLING INTERESTES
On April 24, 2018, Koolearn Holding entered into
a
preferred share purchase agreements with a group of investors to issue an aggregate of 64,396,251 Series B convertible redeemable participating preferred shares (“Series B”) for an aggregate consideration of US$92,699. On May 17, 2018, Koolearn Holding entered into
a
preferred share purchase agreement with an investor to issue 90,416,181 Series A convertible redeemable participating preferred shares (“Series A”) with fair value of US$113,925.
The transactions were completed in May 2018. After the issuance of Series B and Series A preferred shares, the Group held approximately 68% equity interests in Koolearn Holding on a fully-diluted basis.

F-
4
1

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
In March 2019, Koolearn Holding completed its QIPO in Hong Kong and the Group reclassified the mezzanine equity amounting to US$206,624 to additional paid-in capital and non-controlling interests.
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

F-
4
2

16.	COMMON SHARES AND TREASURY STOCK
As of May 31, 2018, 2019 and 2020, the Company had 300,000,000 common shares authorized with par value of US$0.01.
The movement of the outstanding common shares and treasury stock is listed as below.

	Number of common share	Number of treasury stock
Shares outstanding as of June 1 , 2017	157,687,444	691,943
Reissuance of treasury stock for NES	631,966	(631,966)
Reissuance of treasury stock for the exercises of options	500	(500)

Shares outstanding as of May 31, 2018	158,319,910	59,477

Reissuance of treasury stock for NES	59,477	(59,477)
Issuance of common share for NES	422,327	—
Shares repurchase	(952,000)	952,000

Shares outstanding as of May 31, 2019	157,849,714	952,000

Reissuance of treasury stock for NES	690,366	(690,366)

Shares outstanding as of May 31, 2020	158,540,080	261,634

17.	SHARE-BASED COMPENSATION
2016 Share Incentive Plan
The Company adopted 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to provide incentives to employees and directors after the expiration of the previous 2006 Share Incentive Plan. Under the 2016 Share Incentive Plan, the Company is authorized to issue up to 10,000,000 common shares pursuant to awards (including options) granted to its employees, directors and consultants. The 2016 Share Incentive Plan is effective upon its adoption by the board and continue in effect for a term of ten years unless sooner terminated. Since the adoption of the 2016 Share Incentive Plan, the Company has granted a total of 3,132,665 NES, among which 1,485,630, 1,029,304 and 181,715 were granted in the years ended May 31, 2018
,
2019 and 2020, respectively. 47,006, 77,224 and 143,744 shares were forfeited during the years ended May 31, 2018
,
2019 and 2020, respectively.
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
As of May 31, 2019, all options were fully vested and exercised.

The total intrinsic value of share options exercised during the years ended May 31, 2018, 2019 and 2020 were US$38, nil and nil, respectively. As of May 31, 2020, there were no unrecognized compensation expenses
related to share options granted.
As of May 31, 2020
,

11,285,510 common shares out of 17,000,000 common shares were held by the depositary bank, and 2,257,092 shares out of 6,198,349 treasury stock had been issued to employees and directors upon the exercise of their vested share options.

F-
4
3

The exercise price of share options is at least 100% of the common share fair value on the date of the grant. The term of a share option is up to ten years from the date of grant. The share options generally vest over three years at six-month vesting increments per year.
NES
During the year ended May 31, 2020, 690,366 treasury stock had been issued to employees and directors upon the vesting of their NES. As of May 31, 2020, 5,136,817 common shares out of 17,000,000 common shares held by the depositary bank had been issued to employees and directors upon the vesting of their NES, and 3,679,623 shares out of 6,198,349 treasury stock had been reissued to employees and directors upon the vesting of their NES.
The NES activities under the 2016 Share Incentive Plan for the year ended May 31, 2020 are summarized as follows:

	Number of NES	Weighted- average grant date fair value and intrinsic value
		US$
NES outstanding as of June 1, 2019	1,908,900	66.89
Granted	181,715	0
Vested	(690,366)	0
Forfeited	(143,744)	0
NES outstanding as of May 31, 2020	1,256,505	70.73

NES vested and expect to vest as of May 31, 2020	1,256,505

The total fair value of NES vested during the years ended May 31, 2018, 2019 and 2020 were US$24,167, US$39,869 and US$49,645, respectively. The weighted average grant date fair value of NES granted during the years ended May 31, 2018, 2019 and 2020 were US$82.75, US$52.75 and
US
$108.38, respectively. As of May 31, 2020, the total unrecognized compensation expenses for NES of US$20,404 are expected to be recognized over a weighted average period of 0.92 years.
The total compensation
expenses are
recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expenses
of US$57,443, US$63,315 and US$41,326 for the years ended May 31, 2018, 2019 and 2020, respectively.
Koolearn Pre-IPO Share Option Scheme
On July 13, 2018, the board of directors of Koolearn Holding approved an employee’s share option plan (the “
Pre-IPO
Share
Option Scheme”).
The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the
Pre-IPO
Share
Option Scheme
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
The movements of share options under the
Pre-IPO
Share
Option Scheme
for the year
s
ended
 May 31,
 2019
and 2020
are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Granted on March 7, 2019	47,836,985	1.13
Forfeited	(3,065,500)	1.13
Cancelled	(31,000)	1.13

Outstanding as of May 31, 2019	44,740,485	1.13

Forfeited	(2,360,000)	1.13

Cancelled	(3,129,000)	1.13

Outstanding as of May 31, 2020	39,251,485	1.13

The grant date fair value of the option per share is US$0.52 and the estimated fair value of the share options granted was US$21,613 on March 7, 2019.

F-
4
4

The Group used the discounted cash flow method to determine the fair value of underlying ordinary shares of Koolearn Holding with the assistance of an independent valuation specialist
. Based on the fair value of the underlying ordinary shares of Koolearn Holding, the Group used the binomial option-pricing model to determine the fair value of the share option as of the grant date. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.

	March 7, 2019 Pre-IPO Share OptionScheme
Weighted average share price	US$	1.19
Exercise price	US$	1.13
Expected volatility		46.8%
Expected life		6 years
Risk-free rate		2.49%
Expected dividend yield		0.00%
Koolearn Holding recorded the related compensation expense of US$8,021 and US$ 8,391
for the year
s
ended May 31, 2019
 and 2
020, respectively
, in relation to the share options issued under the
Pre-IPO
Share
Option Scheme
.
Koolearn Post-IPO Share Option Scheme
On January
30
, 20
19
, the board of directors of Koolearn Holding approved an employee’s share option plan (the “Post-IPO Share Option Scheme”).
On January 29, 2020, pursuant to the list of grantees and respective numbers of options approved by the board of directors of
Koolearn Holding, Koolearn Holding
granted a total of 40,000,000 options to 552 grantees, including the directors, senior management and other employees of
Koolearn Holding
.
The movements of share options under the Post-IPO Share Option Scheme are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Granted on January 29, 2020	40,000,000	3.26

Forfeited	(1,801,000)	3.26

Outstanding as of May 31, 2020	38,199,000	3.26

Koolearn Holding has used the closing price of the shares as stated in the daily quotations sheet issued by the Stock Exchange on the grant date as the fair value of underlying ordinary shares of Koolearn Holding. Based on the fair value of the underlying ordinary shares of Koolearn Holding, Koolearn Holding has used binomial option-pricing model to determine the fair value of the share option as of the grant date with the assistance of an independent valuation specialist Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.

	January 29, 2020 Post- IPO Share Option Scheme
Weighted average share price	US$	3.49
Exercise price	US$	3.26
Expected volatility		52%
Expected life		10 years
Risk-free rate		1.44%
Expected dividend yield		0.00%
Koolearn Holding recognized the total expense of US$12,340 for the year ended May 31, 2020 in relation to the
Post-IPO
Share Option
Scheme
.

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

F-4
5

The Company’s subsidiary, Abundant
 State Limited
, is incorporated in BVI and is not subject to income tax.
United States (“US”)
Walkite International Academy (U.S.A.) Co.,Ltd.
 and Blingabc
 Limited
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
United Kingdom (“UK”)
Walkite International Academy Co., Ltd.
 and
New Oriental Vision Overseas Consulting (U.K.) Ltd
 are incorporated in the UK and are subject to income tax rate at 19%.
Australia
New Oriental Vision Overseas Consulting Australia Pty Ltd.
 is incorporated in Australia and is subject to income tax rate at 30%.
Cananda
Walkite International Academy (Canada) Co., Ltd
and
New Oriental Vision Overseas Consulting Canada Inc.
 is incorporated in Cananda and is subject to income tax rate at 26.5%.

F-4
6

Hong Kong
Smart Shine, Winner Park, Elite Concept, One World
 Limited,
 Garden House
 Limited,
 Koolearn Tech and Asia Pacific are incorporated in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. Elite Concept and Smart Shine received special dividend of US$69,567, US$43,420 and US$59,696 during the years ended May 31, 2018, 2019 and 2020, respectively. Withholding taxes of US$6,957, US$2,171 and US$

3,062 in connection with the dividends were fully paid during the years ended May 31, 2018, 2019 and 2020, respectively.

No provision
in Winner Park, One World Limited, Garden House Limited, Koolearn Tech and Asia Pacific for Hong Kong profit tax has been made in the consolidated financial statements as they do not have any assessable income for the years ended May 31, 2018, 2019 and 2020.
PRC
The Company’s PRC subsidiaries, the VIEs, the VIE’s subsidiaries and schools are subject to 25% standard enterprise income tax except for those accepted as qualified for small-scale enterprises, or granted preferential tax treatment.
Significant components of provision for income taxes for the years ended May 31, 2018, 2019 and 2020 were as follows:

	For the years ended May 31,
	2018	2019	2020
	US$	US$	US$
Current:
PRC	72,785	103,031	142,992

Deferred:
PRC	(13,377)	(17,317)	(8,630)

Total provision for income taxes	59,408	85,714	134,362

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. Beijing Right Time, Beijing Joy Trend, Beijing Decision, Beijing Hewstone and Xuncheng’s HNTE certificates terminated as of December 31, 2019, and these enterprises are in the process of renewing their qualification of “high and new technology enterprises.” Once their renewals are completed, these companies will be eligible for a favorable enterprise income tax rate of 15% starting January 1, 2020. Beijing Smart Wood, Beijing Pioneer, Beijing Top, Beijing Shenghe, Dogwood and Kuxue Huisi continued to qualify as HNTE and were subject to a tax rate of 15% during the year ended May 31, 2020.

Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the Enterprise Income Tax (“EIT”) for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Magnificence, Beijing Jinghong, Beijing
Zhiyuan Hangcheng
 Software Technology Company Limited
,
 Beijing Chuangying
Oriental Technology Co., Ltd
and Beijing Zhihong
 Oriental Technology Co., Ltd
were qualified as NESE and enjoyed the EIT tax benefit from January 2015 to December 2019, from January 2017 to December 2021, from January 2019 to December 2023
, from January 2019 to December 2023,
and from January 2019 to December 2023, respectively.
Beijing Magnificence has been recognized as HNTE in December 2019. This company is
entitled to enjoy the tax rate of
15% since January 1, 2020.
Since its establishment through May 31, 2020, Beijing Haidian School was not required by the governing tax bureau to pay any EIT. If Beijing Haidian School is required to pay EIT in the future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2018	2019	2020
	US$	US$	US$
Deferred tax assets
Allowance doubtful accounts	1,965	3,523	4,677
Accrued expenses	32,253	43,212	55,172
Net operating loss carry-forward	14,611	22,299	43,049
Tax impact from the long term investments disposed to a related party	—	1,521	1,521

Total deferred tax assets	48,829	70,555	104,419

Less: valuation allowance	(5,506)	(9,088)	(41,095)

Total deferred tax assets, net	43,323	61,467	63,324

Deferred tax liabilities
Acquired assets	3,308	5,038	3,598
Tax impact from the unrealized gain on available-for-sale investments	8,825	13,743	8,308

Total deferred tax liabilities	12,133	18,781	11,906

F-
4
7

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.
The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$5,506 US$9,088 and US$41,095 as of May 31, 2018
,
2019 and 2020, respectively.
As of May 31, 2020, the Group had net operating loss carried-forwards of US$202,077 from the Company’s PRC subsidiaries, the VIEs, the VIE’s subsidiaries and schools which will expire on various dates from May 31, 2021 to May 31, 2025.
A reconciliation of the effective tax rates from 25% statutory tax rates for the years ended May 31, 2018, 2019 and 2020 was as follows:

	For the years ended May 31,
	2018	2019	2020
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Effect of not deductible expenses for tax purposes	4.35	16.70	5.93
Tax effect of exempt entities	(8.10)	(6.91)	(5.50)
Effect of tax holiday	(5.70)	(9.73)	(5.13)
Changes in valuation allowance	0.43	1.13	6.53
Effect of dividend withholding tax	0.66	0.77	0.63

Effective tax rate	16.64	26.96	27.46

If the WFOE and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates for the years ended May 31, 2018, 2019 and 2020, the increase in income tax expenses and the decrease in net income per share amounts would be as follows:

	For the years ended May 31,
	2018	2019	2020
	US$	US$	US$
Increase in income tax expenses	48,444	51,002	50,809
Decrease in net income per share - basic	0.31	0.32	0.32
Decrease in net income per share - diluted	0.31	0.32	0.32

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
During the year ended May 31, 2019, Beijing Decision paid US$2,171 withholding tax when they paid a special dividend to Elite Concept
During the year ended May 31,
2020
, Beijing Decision
, Beijing Hewstone, Beijing Right Time, Beijing Top and Beijing Magnificence
paid US$3,062 withholding tax when they paid a special dividend to Elite Concept.
Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs that are available for distribution were US$1,819,317 US$1,972,912 and US$2,279,550 as of May 31, 2018, 2019 and 2020, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liabilities were
recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.
The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2018, 2019 and 2020. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

F-
4
8

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding US$16 (RMB0.1 million) is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion
. Therefore, the Group’s PRC domiciled entities are
subject
to examination by the PRC tax authorities based on the above.

19.	NET INCOME PER SHARE
The computation of basic and diluted net income per common share for the years ended May 31, 2018, 2019 and 2020 was as follows:

	For the years ended May 31,
	2018	2019	2020
	US$	US$	US$
Numerator:
Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	296,130	238,065	413,333

Net income available for future distribution	296,130	238,065	413,333

Denominator
Weighted average common shares outstanding - b asic	158,168,794	158,293,890	158,429,576

Plus: incremental weighted average common shares from assumed vesting of NES using the treasury stock method	387,706	745,455	1,107,314

Weighted average common shares outstanding - d iluted	158,556,500	159,039,345	159,536,890

Net income per common share
- Basic	1.87	1.50	2.61
- Diluted	1.87	1.50	2.59
There was no employee share options
included
from the dilutive share calculation for the years ended May 31, 2018, 2019 and 2020 due to anti- dilutive effects.

20.	RELATED-PARTIES TRANSACTIONS
The Group had the following balances and transactions with related parties:

(a)	Balances:

			Amounts due from related parties, current As of May 31,			Amounts due to related parties, current As of May 31,
	Notes	Relationship	2018	2019	2020	2018	2019	2020
			US$	US$	US$	US$	US$	US$
Metropolis Holding China Limited (“Metropolis”)	(1)	Company controlled by Mr. Yu	787	15,581	1,951	—	—	159
Beijing Dianshi Jingwei Technololy Co., Ltd (“Dianshi Jingwei”)	(2)	Equity method investee	—	15,211	—	—	—	—
Education Industry Fund		Equity method investee	—	8,692	—	—	—	—
Others	(3)		808	3,160	1,433	30	472	1,431

Total			1,595	42,644	3,384	30	472	1,590

F-
49

			Amounts due from related parties, non- current As of May 31,
	Notes	Relationship	2018	2019	2020
			US$	US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	2,226	1,204	1,550
Dianshi Jingwei	(2)	Equity method investee	—	—	21,024
Others	(3)		—	—	135

Total			2,226	1,204	22,709

(b)	Transactions:

			Rental expenses For the years ended May 31,
			2018	2019	2020
			US$	US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	7,899	7,888	9,615

			Loans provided to related parties For the years ended May 31,
			2018	2019	2020
			US$	US$	US$
Dianshi Jingwei	(2)	Equity method investee	—	61,155	7,128

Total			—	61,155	7,128

			Revenues For the years ended May 31,
			2018	2019	2020
			US$	US$	US$
Beijing Fishpond Software Technology Co., Ltd. (“Fishpond”)		Equity method investee	—	1,060	438
Others	(4)		92	—	41

Total			92	1,060	479

			Cost For the years ended May 31,
			2018	2019	2020
			US$	US$	US$
EEO		Equity securities without readily determinable fair values investee	—	2,408	3,239
Beijing Dongfang Heli Investment and Developement Ltd (“Dongfang Heli”)		Equity method investee	—	1,064	1,700
Others	(4)		—	460	31

Total			—	3,932	4,970

F-
5
0

(1)
Since April 2010, the Group began renting a large portion of a building owned by Metropolis for office space. In March 2012, Metropolis was acquired by a company wholly-owned by Mr. Yu, the Group’s executive chairman. As a result, Metropolis became a related party of the Group. As of May 31,
2020
, the current and non-current amounts due from Metropolis were US$1,951 and US$

1,550, respectively, which represented prepaid rent
related to a short-term lease
and deposit for the building. The amount of the rental payments was determined based on the prevailing market rates and was duly approved by the Group’s board of directors.

(2)
In April 2016, the Group sold 51% of the equity interest of its fully-owned subsidiary Dianshi Jingwei and Dianshi Jingwei became an equity method investee of the Group. As of May 31, 2020, amounts due from Dianshi Jingwei included five outstanding loans provided by the Group with annual interest rate of 10%. The loans were initially granted in 2018 but were extended several times and recorded as non-current assets as of May 31, 2020. During the year ended of May 31, 2020, no interests were received by the Group. The extended loans were personally guaranteed by Mr. Yu and Mr. Yunhai Jia (“Mr. Jia”), the chief executive officer of Dianshi Jingwei.

According to the loan agreements, if Dianshi Jingwei defaults on the loan payments and interests, the Group has the right to convert the unpaid loans into Dianshi Jingwei’s equity. During the year ended of May 31, 2020, Dianshi Jingwei repaid US$701 to the Group.
(3)	As of May 31, 2018, 2019 and 2020, the balance in “others” included the receivables from and payables to long-term investees.
(4)	As of May 31, 2018, 2019 and 2020, the balance in “others” included the revenue and cost from long-term investees.

21.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of May 31, 2020, the future minimum capital commitments were as follows:

US$
4,148
Capital commitment for the purchase of property and equipment	28,901

Capital commitment for leasehold improvements	33,049

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

F-5
1

22.	NON-CONTROLLING INTERESTS

Non-controlling interests
US$
Balance as of June 1, 2017	39,130
Capital contribution from non-controlling interests and new non-controlling interests recognized in acquisitions	2,015
Capital reduction of non-controlling interests	(28,652)
Dividend declared	(231)
Unrealized gain on available-for-sale investments	164
Foreign currency translation adjustment	2,949
Net income attributed to non-controlling interests	1,107

Balance as of May 31, 2018	16,482
Non-controlling interests arising from acquisitions	288
Purchase of non-controlling interests	(1,696)
Disposal of a subsidiary	80
Capital contribution from non-controlling interests	5,317
Change in non-controlling interests resulting from Koolean Holding’s IPO, net of issuance cost	94,136
Reclassification of redeemable non-controlling interests	60,934
Unrealized gain on available-for-sale investments	465
Foreign currency translation adjustment	(1,376)
Net loss attributed to non-controlling interests	(10,219)

Balance as of May 31, 2019	164,411

Purchase of non-controlling interests	6,675
Capital contribution from non-controlling interests	(39)
Share-based compensation expenses from Koolearn Holding	20,731
Exercise of share options in Koolearn Holding	3,629
Foreign currency translation adjustment	(417)
Net loss attributed to non-controlling interests	(58,474)

Balance as of May 31, 2020	136,516

The effects of changes in the Company’s ownership interest on the Company’s equity were as follows:

	For the years ended May 31,
	2018	2019	2020
	US$	US$	US$
Net income attribute to New Oriental Education & Technology Group Inc.’s shareholders	296,130	238,065	413,333
Share option gain	—	—	5,752
Decrease in the Group’s additional paid-in capital resulting from disposal of a subsidiary	—	(371)	—
(Decrease) i ncrease in the Group’s additional paid-in capital resulting from reclassification and capital injection of non-controlling interests	(113,784)	160,871	103
Increase in the Group’s additional paid-in capital resulting from the change in non-controlling interests resulting from Koolearn Holding’s IPO	—	139,211	—
Decrease in the Group’s additional paid-in capital resulting from repurchase shares from non-controlling interests	(63,721)	(15,190)	(20,045)

Changes from net income attributable to New Oriental Education & Technology Group Inc.’s shareholders and transfers to non-controlling interests	118,625	522,586	399,143

F-5
2

23.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group identified seven operating segments, including
K-12 AST,
test preparation and other courses (formerly known as language training and test preparation courses), primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour, for the years ended

May 31, 2018, 2019 and 2020.
K-12 AST, test preparation and other courses, previously referred as
Language training and test preparation
,
has been identified as a reportable segment. Online education, content development and distribution, overseas study consulting services, pre-school education, primary and secondary school education and study tour operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.
The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and operating income. Net revenues, operating cost and expenses, operating income, and total assets by segment were as follows:
For the year ended May 31, 2018

	K-12 AST, test preparation and other courses	Others	Consolidated
	US$	US$	US$
Net revenues	2,022,978	424,452	2,447,430

Operating cost and expenses:
Cost of revenues	(869,012)	(196,728)	(1,065,740)
Selling and marketing	(193,851)	(99,549)	(293,400)
General and administrative	(504,985)	(108,343)	(613,328)
Unallocated corporate expenses	—	—	(212,003)

Total operating cost and expenses	(1,567,848)	(404,620)	(2,184,471)

Operating income	455,130	19,832	262,959

Segment assets	1,898,504	844,691	2,743,195
Unallocated corporate assets	—	—	1,234,517

Total assets	1,898,504	844,691	3,977,712

For the year ended May 31, 2019

	K-12 AST, test preparation and other courses	Others	Consolidated
	US$	US$	US$
Net revenues	2,605,829	490,662	3,096,491

Operating cost and expenses:
Cost of revenues	(1,128,355)	(247,914)	(1,376,269)
Selling and marketing	(212,170)	(145,228)	(357,398)
General and administrative	(675,315)	(149,193)	(824,508)
Unallocated corporate expenses	—	—	(236,409)

Total operating cost and expenses	(2,015,840)	(542,335)	(2,794,584)

Gain on disposal of a subsidiary	—	—	3,627
Operating income (loss)	589,989	(51,673)	305,534

Segment assets	2,226,344	1,118,884	3,345,228

Unallocated corporate assets	—	—	1,301,331

Total assets	2,226,344	1,118,884	4,646,559

F-5
3

For the year ended May 31, 2020

	K-12 AST, test preparation and other courses	Others	Consolidated
	US$	US$	US$
Net revenues	3,040,741	537,941	3,578,682

Operating cost and expenses:
Cost of revenues	(1,304,239)	(284,660)	(1,588,899)
Selling and marketing	(218,739)	(202,733)	(421,472)
General and administrative	(729,125)	(179,349)	(908,474)
Unallocated corporate expenses	—	—	(260,834)

Total operating cost and expenses	(2,252,103)	(666,742)	(3,179,679)

Operating income (loss)	788,638	(128,801)	399,003

Segment assets	3,588,900	1,388,730	4,977,630
Unallocated corporate assets	—	—	1,579,255

Total assets	3,588,900	1,388,730	6,556,885

24.	MAINLAND CHINA CONTRIBUTION PLAN
The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$129,334, US$178,057 and US$217,127 for the years ended May 31, 2018, 2019 and 2020, respectively.

25.	STATUTORY RESERVES
Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and the VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the
b
oard of
d
irectors of each company. These reserves include (i) general reserve and (ii) the development fund.
Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended May 31, 2018, 2019 and 2020, US$1,830, US$1,875 and US$1,506 were accrued for the general reserve, respectively.
The PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended May 31, 2018, 2019 and 2020, appropriations to the development fund amounted to US$41,713, US$40,136 and US$73,043, respectively.
These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$43,543, US$42,011 and US$74,549 to statutory reserves during the years ended May 31, 2018, 2019 and 2020, respectively.

F-5
4

26.	RESTRICTED NET ASSETS
Relevant PRC laws and regulations restrict the WFOEs and the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends, except in the event of liquidation. The balance of restricted net assets was US$542,534
,
US$472,924 and US$513,721, of which US$448,103
,
US$437,121 and US$464,917 was attributed to the paid-in capital, additional paid-in capital and statutory reserves of the VIEs and US$94,431
,
US$35,803 and US$48,804 was attributed to the paid-in capital,

additional paid-in capital and statutory reserves of the WFOEs, as of May 31, 2018, 2019 and 2020, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from the PRC companies to their offshore affiliated entities require governmental approval, and advances by the PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

27.	SUBSEQUENT EVENTS
On July 2, 2020, the Company issued US$300,000 bond due on July 2, 2025
(the “
Bond”). The Bond bears interest at a rate of 2.125% per year, payable semiannually in arrears on January 2 and July 2 of each year commencing January 2, 2021. The net proceeds from the Bond, after deducting the issuance costs were $297,083. The Company has accounted for the Bond as a single instrument and recorded the proceeds, net of the issuance cost,
as bond payable.
On September 8, 2020, Koolearn Holding entered into a subscription agreement with the Company and another subscriber, pursuant to which the Company and the another subscriber conditionally agreed to subscribe for, and Koolearn Holding has conditionally agreed to allot and issue
51,680,000
and
7,752,000
new shares, respectively, at the subscription price of US$
3.87
per subscription share (corresponding to approximately HK$
30.00
per subscription share),
for
an aggregate subscription amount of US$

million (corresponding to approximately HK$
1,783
million).
COVID-19 has spread rapidly to many parts of China and other parts of the world in the first quarter of calendar year 2020. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may continue
affect the Group’s business operations and its financial condition and operating results for fiscal year 2021, including but not limited to negative impact to the
Group’s total revenues, fair value adjustments or impairment to the Group’s long term investments.

F-5
5