Form 20-F
period 2021-05-31
New Oriental Education & Technology Group Inc.
filed 2021-09-24
CIK 1372920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2021.
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
Zhihui Yang, Executive President and Chief Financial Officer
Tel: +(86 10) 6090-8000
E-mail:
yangzhihui@xdf.cn
Fax: +(86 10) 6260-5511
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
American depositary shares, each representing one common share*	EDU	New York Stock Exchange
Common shares, par value US$0.001 per share**	9901	The Stock Exchange of Hong Kong Limited

*	Effective on August 18, 2011, the ratio of ADSs to our common shares was changed from one ADS representing four common shares to one ADS representing one common share.
**
Effective on March 10, 2021, we implemented a
one-for-ten
share split, in which each common share of par value of US$0.01 each were subdivided into ten common shares, with a par value of US$0.001 each.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,690,082,150 common shares, par value US$0.001 per share, as of May 31, 2021.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
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

INTRODUCTION	1
FORWARD-LOOKING STATEMENTS	2
PART I	3

PART II	149

SIGNATURES	158

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

•
“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;

•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;

•	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•
“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

•
“New Oriental China” refers to New Oriental Education & Technology Group Co., Ltd., formerly known as Beijing New Oriental Education & Technology (Group) Co., Ltd., which is a domestic PRC company and our variable interest entity whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•	“SFC” are to the Securities and Futures Commission of Hong Kong;

•	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

•
“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding students enrolled in our kindergarten, primary and secondary schools;

•
“shares” or “common shares” refers to our common shares, par value US$0.001 per share. Except as otherwise indicated, all share and per share data in this annual report give retroactive effect to the one-for-ten
share split that became effective on March 10, 2021;

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
Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form
20-F
is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi and Hong Kong dollars to U.S. dollars in this annual report on Form
20-F
were made at a rate of RMB6.3674 to US$1.00 and HK$7.7610 to US$1.00, the respective exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 28, 2021. We make no representation that any Renminbi, Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.
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
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	competition in each type of educational program, service and product we provide;

•	risks associated with our offering of new educational programs, services and products;

•	the expected increase in expenditures on education in China; and

•	PRC laws, regulations and policies relating to private education and providers of private educational services.
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
Our Selected Consolidated Financial Data
The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2019, 2020 and 2021 and the consolidated balance sheet data as of May 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statement of operations data for the fiscal years ended May 31, 2017 and 2018 and the selected consolidated balance sheet data as of May 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2017, 2018 and 2019, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2017	2018	2019	2020	2021
Selected Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	1,608,954	2,165,152	2,785,254	3,230,378	3,936,969
Books and other services	190,555	282,278	311,237	348,304	339,570

Total net revenues	1,799,509	2,447,430	3,096,491	3,578,682	4,276,539
Operating cost and expenses: (1)
Cost of revenues	(749,586)	(1,065,740)	(1,376,269)	(1,588,899)	(2,036,875)
Selling and marketing	(232,826)	(324,249)	(384,287)	(445,259)	(600,778)
General and administrative	(554,948)	(794,482)	(1,028,783)	(1,145,521)	(1,489,826)

Impairment loss on intangible assets and goodwill	—	—	(5,245)	—	(31,794)

Total operating cost and expenses	(1,537,360)	(2,184,471)	(2,794,584)	(3,179,679)	(4,159,273)

Gain on disposal of a subsidiary	—	—	3,627	—	—

Operating income	262,149	262,959	305,534	399,003	117,266
Other income, net:
Interest income	61,445	84,838	97,530	116,117	141,511
Interest expense	—	—	(1,615)	(4,627)	(6,747)
Realized gain from long-term investments	7,086	7,366	26,379	407	3,535
Impairment loss from long-term investments	(2,338)	(980)	(5,919)	(31,750)	(40,207)
Loss from fair value change of long-term investments	—	—	(104,636)	(18,451)	(3,824)
Miscellaneous income (loss), net	2,367	2,841	(1,424)	27,137	103,443

Provision for income taxes:
Current	(51,142)	(72,785)	(103,031)	(142,992)	(127,313)
Deferred	518	13,377	17,317	8,630	43,725

Provision for income taxes	(50,624)	(59,408)	(85,714)	(134,362)	(83,588)

(Loss) gain from equity method investments	(3,289)	(379)	(2,289)	1,385	(1,368)

Net income	276,796	297,237	227,846	354,859	230,021

Less: Net income (loss) attributable to noncontrolling interests	2,339	1,107	(10,219)	(58,474)	(104,393)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	274,457	296,130	238,065	413,333	334,414

Net income per common share attributable to shareholders of New Oriental Education & Technology Group Inc. (2) (3)
-Basic	0.17	0.19	0.15	0.26	0.20

-Diluted	0.17	0.19	0.15	0.26	0.20

Weighted average shares used in calculating basic net income per common share (3)	1,575,513,200	1,581,687,940	1,582,938,900	1,584,295,760	1,645,463,440
Weighted average shares used in calculating diluted net income per common share (3)	1,579,863,940	1,585,565,000	1,590,393,450	1,595,368,900	1,651,982,384

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:
(2)	Each ADS represents one common share.
(3)
For the years ended May 31, 2017, 2018, 2019 and 2020, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the
1-for-10
share split that became effective on March 10, 2021.

	For the Years Ended May 31,
(in thousands of US$)	2017	2018	2019	2020	2021
Cost of revenues	—	—	134	2,224	6,698
Selling and marketing	—	—	1,205	4,227	6,922
General and administrative	20,287	57,443	69,997	55,606	55,260

Total	20,287	57,443	71,336	62,057	68,880

The following table presents our selected consolidated balance sheet data as of May 31, 2017, 2018, 2019, 2020 and 2021:

	As of May 31,
(in thousands of US$)	2017	2018	2019	2020	2021
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	641,018	983,319	1,414,171	915,057	1,612,211
Total assets	2,924,979	3,977,712	4,646,559	6,556,885	10,151,053
Total current liabilities	1,202,681	1,750,884	2,006,224	2,479,364	3,471,445
Total liabilities	1,204,901	1,763,017	2,121,462	3,687,074	5,132,877
Total mezzanine equity	—	206,624	—	—	—
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,680,948	1,991,589	2,360,686	2,733,295	4,913,275
Noncontrolling interests	39,130	16,482	164,411	136,516	104,901
Total equity	1,720,078	2,008,071	2,525,097	2,869,811	5,018,176

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
Investing in our common shares and/or ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our common shares and/or ADSs. The following list summarizes some, but not all, of these risks.
Risks Related to Our Business

•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.

•	If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability.

•	Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.

•
We depend on our dedicated and capable faculty, and if we are not able to maintain consistent teaching quality throughout our school network, our brand, business and operating results may be materially and adversely affected.

•	Failure to effectively and efficiently manage changes of our existing business may materially and adversely affect our ability to capitalize on new business opportunities.
Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in our variable interest entities and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) our variable interest entities, with which we have maintained contractual arrangements. Investors in our ADSs and/or common shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our variable interest entities and, consequently, significantly affect the financial performance of our variable interest entities and our company as a whole.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

•
PRC government’s significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “The PRC governmental authorities’ significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

•
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Uncertainties with respect to the PRC legal system could adversely affect us.”

•	Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or PRC economy.

•
Our auditor is currently not subject to inspections by the PCAOB. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors which are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs and Common Shares

•	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

•	The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and/or ADSs.

•	If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and/or ADSs securities could decline.

Risks Related to Our Business
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.
The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit,
and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age
children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval
procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (vi) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (vii) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (viii) government authorities will implement risk management and control for the pre-collection
of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; and (ix) online tutoring for preschool-age
children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age
children is also strictly prohibited. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Furthermore, on August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures, to implement the Alleviating Burden Opinion.
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring” for more details.
To implement the Alleviating Burden Opinion, on September 7, 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit
by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring” for more details.
Our business, financial condition, results of operations and prospect have been and will be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. Among other things, we have ceased providing and will not provide tutoring services on academic subjects during national holidays, weekends and school breaks, and we may take further actions regarding our tutoring services on academic subjects for students in compulsory education in the near future to be in compliance, including closing of some of our learning centers and employee layoffs where necessary to maintain our continued operations. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges resulting from termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments, which may have material adverse impact on our financial condition, results of operations and prospect.

On November 7, 2016, the Standing Committee of the National People’s Congress amended the Private Education Law, or the Amended Private Education Law, which took effect on September 1, 2017. Under the Amended Private Education Law, on April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021. The Amended Implementation Rules prohibit social organizations and individuals from controlling a private school that provides compulsory education or a non-profit
private school that provides
pre-school
education through mergers and acquisitions and control agreements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities will enhance the supervision on the agreements entered into between non-profit
private schools and its related party and shall review such transaction on an annual basis. In addition, online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school engaged in online education activities shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Amended Implementation Rules” for more details.
Further, the PRC government authorities have issued several regulations aiming to strength its regulation of after-school tutoring institutions, including State Council Circular 80. These regulations and implementation rules provide a series of requirements in the operation of after-school tutoring business, which include, among others: (1) key course information, including subjects, course schedules and course syllabi, for school academic subjects courses, shall be filed with the local education administration authorities and made publicly available, and the progress of the courses shall not surpass the progress of local primary schools and secondary schools for the same period; (2) training classes shall not be scheduled in conflict with the regular school time in local primary schools and secondary schools; (3) after-school tutoring activities shall end no later than 8:30 p.m.; (4) no homework shall be arranged in any form; (5) scored examination, competition or ranking in connection with the courses of primary schools or secondary schools shall not be arranged; (6) tuition fees for a period spanning more than three months should not be collected at one time; (7) no fees, other than those that have been made public, and no compulsory fundraising in any name, may be made to students; (8) student safety insurance shall be purchased by the after-school tutoring institutions; (9) teaching staff who teach Chinese, mathematics, foreign language, physics, chemistry and other subjects in the compulsory education system as well as academic subjects related to the entering of higher education and their extension training shall have requisite teacher qualifications; and (10) public school teachers shall not be employed by after-school tutoring institutions. In addition, the PRC government authorities have issued regulations on online after-school tutoring activities that restate certain requirements that apply to all after-school tutoring institutions and further provide certain specific requirements for online after-school tutoring institutions. See “ Item 4. Information on the Company—B. Business Overview—Regulation” for more information. We are continuously making efforts to comply with the requirements under these regulations and implementations. However, we cannot assure you that we will be able to comply with such requirements in a timely manner, or at all. If we fail to comply with these requirements and any other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our business and results of operations.
If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability.
The success of our business depends primarily on the number of student enrollments in our courses and the amount of course fees that our students are willing to pay. Therefore, our ability to attract students to enroll in our courses without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to regulatory developments, changes in market trends and student demands, maintain the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. If we are unable to attract students to enroll in our courses without a significant decrease in course fees, our revenue may decline and we may not be able to maintain profitability.
Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.
We believe that market awareness of our “New Oriental” brand has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “New Oriental” brand is critical to maintaining our competitive advantage. We offer a diverse set of programs, services and products to student populations of all ages across China. We are considering our future business strategy in light of recent regulatory developments in China and may develop new program, service and product offerings and extend our reach to new areas, which may make it more difficult to maintain quality and consistency.
We have mainly relied on word-of-mouth referrals to attract prospective students. We also use various marketing and promotion activities, such as online demo courses, social media promotions and outdoor advertising campaigns to promote our brand and course offerings. We cannot, however, assure you that these or our other marketing efforts will be successful in promoting our brand to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our programs, services and products, or if we incur excessive marketing and promotion expenses, our business and results of operations may be materially and adversely affected. In addition, any negative publicity relating to our company or our programs and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and operating results.

We depend on our dedicated and capable faculty, and if we are not able to maintain consistent teaching quality throughout our school network and our brand, business and operating results may be materially and adversely affected.
Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also need to hire teachers who are capable of delivering innovative and inspirational instruction. We must also provide continuous training to our teachers so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards, school curriculum, and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated development while maintaining consistent teaching quality across our education services. In addition, PRC laws and regulations may require our teachers to have requisite licenses. For example, the State Council Circular 80 and the Online Tutoring Opinion further require teachers in training schools to apply for teacher licenses, if they teach certain academic subjects in the primary and secondary education stage. After the promulgation of the State Council Circular 80 and the Online Tutoring Opinion, we have urged all teachers without teacher licenses to register for teacher license examinations. As of the date of this annual report, the vast majority of our teachers teaching academic subjects in the primary and secondary education stage have obtained the requisite teacher licenses. However, there are still a small number of our teachers that have not yet obtained their teacher licenses due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses on a timely basis, or at all, we may be required to rectify such non-compliance
and may not be able to continue to retain such teachers. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.
Failure to effectively and efficiently manage changes of our existing business may materially and adversely affect our ability to capitalize on new business opportunities.
We increased the number of our schools in China from 25 as of May 31, 2006 to 122 as of May 31, 2021, and the number of our learning centers in China from 86 as of May 31, 2006 to 1,547 as of May 31, 2021. In light of recent regulatory developments in China, we have made and will continue to make changes to our existing business, including ceasing to provide tutoring services during public holidays, weekends and school breaks and closing of some of our learning centers, while executing on any new growth strategy we decide to pursue. We may continue to operate in different geographic locations in China, which has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our continued nationwide operations will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified teachers and management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

If we fail to successfully execute our business strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.
Our business strategies include expanding our program, service and product offerings to new areas, updating and expanding the content of our programs, services and products in a cost-effective and timely manner, as well as maintaining and continuing to establish strategic relationships with complementary businesses. The expansion of our programs, services and products in terms of types of offerings may not succeed due to competition, failure to effectively market our new programs, services and products and maintain their quality and consistency, or other factors. In addition, we may be unable to identify new cities with sufficient growth potential to expand our network, and we may fail to attract students and increase student enrollments or recruit, train and retain qualified teachers for our new programs. Demand for our programs, services and products may not increase as rapidly as we expect. Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market demands. If we fail to successfully execute our business strategies, we may not be able to continue to attract students to enroll in our courses without a significant decrease in course fees, and our business and prospects may be materially and adversely affected.
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

In order to develop, improve, promote and deliver new products and services, we cooperate with various leading international education content providers and are required to obtain licenses from others from time to time. For example, we have worked with Cambridge University Press, Oxford University Press, Educational Testing Service, Cengage Learning and other education content providers in distributing their education material in China. With access to such high-quality education content, we further develop localized products that best serve the needs for millions of students and families in the China market. There can be no assurance that we will be able to continue to obtain licenses on commercially reasonable terms or at all or that rights granted under any licenses will be valid and enforceable.
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
The private education sector in China is highly fragmented and competitive. We face competition in each major program we offer and each geographic market in which we operate. For example, we face competition from companies that focus on test preparation and language training services in China.

Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources and experiences than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards, school curricula or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, and they may be able to respond more promptly to changes in student preferences in these markets. We also face competition from online educational service providers that offer online test preparation and language training courses. These online education service providers use advanced technologies such as online live broadcasting technologies, to offer their programs, services and products quickly and cost-effectively to a large number of students. We may have to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease of our revenues and profitability. We cannot assure you that we will be able to compete successfully and grow our business. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be adversely affected.
Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of
COVID-19.
Since the beginning of 2020, there has been an outbreak of
COVID-19
in China and other countries. The severity of the outbreak has resulted in the temporary closure of schools, learning centers, and many corporate offices across China. From the end of January 2020, we stopped the operation of all learning centers nationwide and moved our offline classes to small size online live broadcasting classes through the in-house
developed OMO (online-merge-offline) system, which has played a fundamental role in reducing the impact of
COVID-19
outbreak on our services and operation. However, we still experienced challenges in acquiring new students in the fiscal year of 2021. We have gradually resumed our offline operations from June 2020 and our student enrollments have since experienced recovery in growth. In addition,
COVID-19
pandemic has had a material and adverse impact, both economically and socially, in other countries, including the United States, the United Kingdom, Canada and other study-abroad destinations popular among Chinese students. The duration and intensity of disruptions resulting from
COVID-19
outbreak in these countries, the extent and severity of new waves of outbreak in these countries, the development and progress of distribution of
COVID-19
vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, remain uncertain. As a result, Chinese students may be discouraged from pursuing study-abroad in the near future, if not longer, which in turn may negatively affect the demand for our overseas test preparation courses, English language training courses, and overseas consulting services. Our business and financial performance have been adversely affected by the outbreak of
COVID-19
in China and other countries since the beginning of 2020, and this is likely to continue throughout the current year and beyond.
We face risks related to health epidemics and other outbreaks, which could result in reduced attendance or temporary closure of our schools, learning centers and bookstores.
In addition to the impact of
COVID-19,
our business could also be materially and adversely affected by other health epidemics, such as H1N1 swine influenza, H7N9 bird flu, avian influenza, severe acute respiratory syndrome (SARS), Ebola or other disease. For example, the influenza A (H1N1) outbreak from 2009 to 2010 adversely affected our business and results of operations in the first and second fiscal quarters of 2010 as we experienced slower-than-usual student enrollment growth and large numbers of cancelations and deferments in enrollments from registered students. In addition, we had to cancel classes whenever an enrolled student was diagnosed with influenza A (H1N1), as required by applicable health regulations. Any future outbreak of adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause cancelations or deferments of student enrollments and require the temporary closure of our schools, learning centers and bookstores while we remain obligated to pay rent and other expenses for these facilities, thus severely disrupting our business operations and materially and adversely affecting our liquidity, financial condition and results of operations.

Failure to adequately and promptly respond to changes in testing materials, admissions standards and PRC laws and regulations on school curriculum could cause our programs, services and products to be less attractive to students, or subject us to rectification measures.
On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring.” The above measures are newly promulgated and subject to further implementation and interpretation by local education administrations. There can be no assurance that we are able to or we will comply with all such requirements, and any inability to comply with any of the requirements in a timely manner, or at all, may subject us to rectification measures, suspension of using tutoring materials or even revocation of our private school operating permit, which may materially and adversely affect our business, financial condition and results of operations.
Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. These changes require us to continually update and enhance our course materials and our teaching methods. For example, on September 18, 2016, the MOE promulgated the Guidance Opinions on Further Promoting the Reform of Exams and Entrance System for High Schools which promotes that the secondary school students shall participate the Secondary School Academic Proficiency Test, instead of participating in both the secondary school graduation exams and high school entrance exams, and the scores of students for certain subjects obtained in this Secondary School Academic Proficiency Test shall be taken into consideration for high school enrollment. In January 2017, the MOE promulgated new curriculum standards for the subject of science in primary schools, which took effect in the fall semester of 2017. In December 2017, the MOE issued the 2017 Curriculum Schemes and Curriculum Standards for Senior Secondary Schools, which was furthered amended in May 2020, and further issued the Opinions on the Implementing Work of the New Curriculums and the New Textbooks of Senior Secondary Schools in August 2018, both of which provides that the MOE developed a new nationwide senior secondary school curriculum system and organized the compilation of a group of new textbooks based on the new curriculum system, which shall be adopted in certain provinces from September 2019 and gradually expand to all other provinces by September 2022. We will adapt our tutoring programs and materials to new curriculum requirements promulgated from time to time. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.
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
Many factors may cause our gross and net margins to decline. The recent regulatory developments regarding Academic AST Institutions’ after-school tutoring business may cause our gross and net margin to decline. In addition, new businesses may not have the same margins as we had in the past, and new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. It is possible that our margins could continue to decline in the future due to these factors.
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
Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our common shares and ADSs.
We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. Historically, our test preparation courses tend to have the highest revenue in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because a significant number of students enroll in our courses during summer vacation to prepare for admissions and assessment tests. In addition, we have generally experienced higher revenue in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our test preparation courses during the winter school holidays. However, our expenses vary, and certain of our expenses do not necessarily correspond with changes in our student enrollments and revenues. For example, we make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year and we pay rent for our facilities based on the terms of the lease agreements. In addition, other factors beyond our control, including health epidemics and special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. For example, the
COVID-19
pandemic since the beginning of 2020 had adversely affected our financial and operating results in the third and fourth fiscal quarters of 2020. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our common shares and/or ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our reputation, results of operations, financial condition and the trading price of our ADSs and/or common shares may be negatively affected by adverse publicity or other detrimental conduct against us.
Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation, result in our incurrence of substantial costs and distract our management’s attention and cause the trading price of our ADSs and common shares to decline and fluctuate significantly. For example, after we issued a press release on July 17, 2012 disclosing that we were subject to the investigation by the U.S. Securities and Exchange Commission, or the SEC, and Muddy Waters LLC, an entity unrelated to us, which issued a report containing various allegations about us on July 18, 2012, the trading price of our ADSs declined sharply and we were inundated by numerous investor inquiries. In late 2016, there was negative media coverage referencing our small overseas study consulting division. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of shareholder class action lawsuits against us and some of our senior executive officers. On July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Alleviating Burden Opinion, issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council. The Alleviating Burden Opinion contains high-level directives about requirements and restrictions related to after-school tutoring services. The trading price of our ADSs and common shares declined sharply before and after the Alleviating Burden Opinion was issued. In addition, certain of our directors are subject to class actions due to their current or previous directorships in other listed companies. Our directors and executive officers may also face litigation or proceedings (including alleged or future securities class action) unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.
We may continue to be the target of adverse publicity and other detrimental conduct against us. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect our business, results of operations and financial condition and the trading price of our ADSs and common shares.
Our historical financial and operating results are not indicative of our future performance; and our financial and operating results are difficult to forecast.
Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of our common shares and/or ADSs to decline. In addition to the fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

•	general economic conditions;

•	regulations or actions pertaining to the provision of private educational services in China;

•	detrimental negative publicity about us, our competitors or our industry;

•	changes in consumers’ spending patterns; and

•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.
Due to these and other factors, we believe that period-to-period comparisons of our operating results may not be indicative of our future performance, and therefore you should not rely on them to predict the future performance of our common shares and/or ADSs. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us.

We might not be able to fulfil our obligation in respect of deferred revenue, which might have impact on our cash/ liquidity position.
Our recognition of deferred revenue is subject to future performance obligations and may not be representative of revenues for future periods. Tuition for our educational programs and services is generally collected in advance and is initially recorded as deferred revenue, which will be recognized when the services are delivered. Due to potential future changes in customer preferences and future changes in regulations and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any current or future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.
We may be required to recognize impairment losses with regard to intangible assets and goodwill.
We carry goodwill and other intangible assets on our consolidated balance sheet. As a result, we may be required to recognize impairment losses with regard to intangible assets and goodwill. In accordance with ASC 350, Goodwill and Other Intangible Assets, the recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Any impairment losses for intangible assets and goodwill will adversely affect our results of operations and financial condition. We recorded US$5.2 million, nil and US$28.9 million goodwill impairment losses for the years ended May 31, 2019, 2020 and 2021, respectively and recorded US$2.9 million intangible assets impairment losses for the year ended May 31, 2021.
We are subject to fair value change for long-term investments and short-term investments and uncertainty due to the use of unobservable inputs.
Fluctuations in the fair value of long-term investments and short-term investments, due to market conditions or other reasons, may have an adverse impact on our results of operations. For example, we recorded a loss from fair value change of long-term investments in the fiscal year ended May 31, 2021 of US$3.8 million, US$5.5 million of which was from our investment in Sunlands, a company engaged in online education specific to vocational qualification training.
We may use significant unobservable inputs, such as investee’s historical earning, discount of lack of marketability, investee’s time to initial public offering as well as related volatility in valuing our long-term investments. The assumptions are inherently uncertain and subjective, requiring us to make significant estimates, which may be subject to material changes, and therefore inherently involves a certain degree of uncertainty. Changes in any unobservable inputs may have a significant impact on the fair values.
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
We derived a significant portion of our total net revenues for the fiscal year ended May 31, 2021 from our operations in Beijing, Hangzhou, Xi’an, and Nanjing, and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected. For example, the outbreak of
COVID-19
since the beginning of 2020 adversely affected our financial results and operations in the third and fourth fiscal quarter of 2020, see “Risks Related to Our Business—Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of
COVID-19.”
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
Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material and adverse effect on the trading price of our common shares and/or ADSs.
We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2021, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form
20-F
covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our common shares and/or ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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
Failure to comply with governmental regulation and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during our business.
We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. On April 13, 2020, the Office of the Central Cyberspace Affairs Commission and ten other government authorities jointly promulgated the Measures for Cybersecurity Reviews, effective from June 1, 2020, which provide that critical information infrastructure operators purchasing network products and services, which affects or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. On July 10, 2021, the Office of the Central Cyberspace Affairs Commission published for public comment the Draft Amended Measures for Cybersecurity Reviews, which, when formally promulgated and come into effect, will repeal the current effective Measures for Cybersecurity Reviews. The Draft Amended Measures for Cybersecurity Reviews provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. The Draft Amended Measures for Cybersecurity Reviews were released for public comment only and the final version and effective date of such Draft Amended Measures for Cybersecurity Reviews may be subject to change with substantial uncertainty. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issue by any Protection Departments and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, since the final version of Draft Amended Measures for Cybersecurity Reviews is subject to significant uncertainty, there is the possibility that the PRC government authorities may require us to apply for the cybersecurity review. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review when and once the Draft Amended Measures for Cybersecurity Reviews are formally promulgated. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which will take effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified
information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”

The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. We expect the regulations over data protection and privacy in the PRC to become increasingly more stringent. We cannot assure you that we can adapt our operations to the requirements promptly. We also cannot assure you that our employees would not violate any PRC laws and regulations regarding the protection of personal information. If we or any of our employees fail to comply with these laws and regulations, we may be penalized by the relevant authorities and be subject to litigation against us by consumer advocacy groups or others, criminal allegations or negative publicity, and we may be forced to terminate certain of our operations, and our operations or reputation could therefore be materially and adversely affected.
Our advertising content may subject us to penalties and other administrative actions.
Under PRC advertising laws and regulations, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Advertising and Promotion.”
While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is in compliance with relevant laws, regulations and regulatory requirements, especially given the tightened regulation by the government authorities in this regard. Our failure to comply with the existing and future laws, regulations and regulatory requirements may subject us to fines, penalties, rectifications and other regulatory measures.
Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere may discourage more students from studying in the United States, the United Kingdom and elsewhere outside of China, which could cause declines in the student enrollments for our courses.
Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, and the announcement of Brexit in June 2016, could have an adverse effect on our overseas test preparation courses and English language training courses. Recently, there have been heightened tensions in relations between the United States and China. The U.S. government has imposed, and may continue to impose, restrictions to limit the entry of certain Chinese students to pursue academic studies in the United States. Such events may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. While we do not believe that the U.S.-China geopolitical tension will likely cause a material adverse impact on our business in the short term, further developments in the longer term could cause declines in the student enrollments for our overseas test preparation and English language training courses and overseas studies consulting services and could have an adverse effect on our overall business and results of operations.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.
We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our customers, our competitors, or other entities. These claims could be asserted under a variety of laws, including but not limited to intellectual property laws, labor and employment laws, securities laws, contract laws, property laws, and employee benefit laws. As a publicly-listed company, we may also face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. See “Risk Factors— Risks Related to Our Business—We and certain of our directors and officers have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.” There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.
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
We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources to finance our future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new business developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our existing cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.
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
We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially in the event of a severe and prolonged economic recession globally or in the jurisdictions where we operate. If we fail to raise additional funds, we may need to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to develop and grow new businesses, acquire necessary technologies, products or businesses, hire, train and retain teachers and other employees, market our programs, services and products, or respond to competitive pressures or unanticipated capital requirements.

If we are unable to comply with the restrictions and covenants in the trust deed in connection with the 2025 Notes, or our current or future debt and other agreements, our cash flow and liquidity could be adversely affected.
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
Our office, schools and learning centers are mainly located on leased premises. The lease term generally ranges from three to fifteen years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations, the violation of the prescribed usage of the properties we use, and the early termination of our lease agreements under applicable PRC laws and regulations.
In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us. Our business and legal teams follow an internal procedure to identify and assess risks when leasing properties in the normal course of business, and a final business decision would be made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. Furthermore, a few of our lessors have mortgaged the properties that we are renting. In the event that these properties are foreclosed on due to the lessors’ failure to perform their obligations to the creditors, we may not be able to continue to use such leased properties and may incur additional expenses for relocation.
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
According to the PRC fire safety laws and regulations, construction and renovation of buildings are subject to fire control approvals or fire control filings except for certain statutory exemptions. A portion of the properties we use do not fully comply with the fire control approval or fire control filing requirements primarily because our Group consists of a colossal network of schools and subsidiaries and different local authorities may have different practices in enforcing the regulatory requirements. We also cannot assure you that the properties we lease in the future would fully comply with the relevant fire control laws and regulations. If our use of the properties is challenged by relevant government authorities for lack of fire control procedures, we may be subject to fines and may need to relocate our operations to other locations, which would incur additional expenses. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected. As of the date of this annual report, we were not asked to relocate by any competent authority for lack of fire control procedures. To prevent the reoccurrence of such non-compliances,
we have formulated management measures on property leasing which require our schools to investigate the fire control procedure status of a property and evaluate its fire control risk before leasing it, and complete the subsequent fire control procedures if required. For existing leased properties lacking fire control procedures, we also encourage our schools to voluntarily relocate when condition permits to reduce our compliant risk.

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
We are a Cayman Islands exempted company with no equity ownership in our variable interest entities. We conduct substantially all of our education business in China through a series of contractual arrangements with New Oriental China and its schools and subsidiaries and New Oriental China’s shareholder. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries; (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder.”
In addition, foreign ownership in entities that provided value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunication business. To ensure compliance with the PRC laws and regulations, our online education business is operated by our majority-owned subsidiary, Koolearn Technology Holding Limited, or Koolearn, through a series of contractual arrangements with Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Beijing Xuncheng, and its subsidiaries and shareholders. These contractual arrangements enable Koolearn to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Xuncheng and its subsidiaries; (2) receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiaries in consideration for the services provided by Koolearn’s wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.” In this annual report, we refer to New Oriental China and Beijing Xuncheng as our variable interest entities, and to New Oriental China and its schools and subsidiaries as well as Beijing Xuncheng and its subsidiaries as our consolidated affiliated entities. Investors in our common shares or the ADSs thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our shares may decline in value or if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, our variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our variable interest entities and, consequently, significantly affect the financial performance of our variable interest entities and our company as a group.

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age
children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age
children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students on grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion.
On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, which became effective on September 1, 2021, or the Amended Implementation Rules. The Amended Implementation Rules provide that a private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit
private schools and its related party and shall review such transaction on an annual basis. New Oriental China has two private schools providing compulsory education, Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School. As a result of the effectiveness of the Amended Implementation Rules from September 1, 2021, we shall not conduct any related party transaction, including the related party transaction under our contractual arrangements with these two compulsory education schools. One of our wholly-owned subsidiaries, Beijing Pioneer, has entered into a master exclusive service agreement on September 19, 2014, as amended, with New Oriental China. In accordance with the Amended Implementation Rules, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School from such agreement. We may take further necessary measures to comply with the Amended Implementation Rules. The contribution of Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School have been immaterial to our business, we derived less than 1% of our total net revenues from these two schools for each of the fiscal years ended May 31, 2019, 2020 and 2021.
Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that, as of May 31, 2021:

•
(i) the corporate structure of New Oriental China and its schools and subsidiaries and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries and the wholly-owned subsidiaries of Koolearn in China are not in violation of existing PRC laws and regulations as of May 31, 2021; and

•
(i) the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China, and (ii) the contractual arrangements among Koolearn’s wholly-owned subsidiaries in China, Beijing Xuncheng and its subsidiaries and shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations in effect as of May 31, 2021.

The Amended Implementation Rules, effective from September 1, 2021, also provide that social organizations and individuals are prohibited from controlling a private school that provide compulsory education or a non-profit
private school that provide
pre-school
education through mergers and acquisitions or control agreements. It is unclear whether the above provisions have any retrospective effect for control agreements over private compulsory education schools and non-profit
pre-school
education schools existing before September 1, 2021. In the event that competent governmental authorities make any retrospective interpretation of the aforesaid provisions in the future, we will need to rescind the contractual arrangements with existing non-profit
pre-school
education schools. As of the date of this annual report, no government authorities have informed us that the above provisions are retrospective and we have not been requested by competent government authorities to unwind the contractual arrangements over our existing non-profit
pre-school
education schools.
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
The Preschool Opinions also provide that private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are prohibited from investing in for-profit
kindergartens using funds from the capital market and acquiring for-profit
kindergarten assets with stock or cash consideration. As advised by our PRC legal counsel, Tian Yuan Law Firm, the prohibition of private kindergartens from listing as public companies shall not have retrospective effect on private kindergartens that are already operated by a listed company prior to the promulgation of the Preschool Opinions, and as we have been a public company since 2006, our kindergartens do not fall within “listing as public companies by themselves or through packaging with other assets.” After the promulgation of the Preschool Opinions, we did not make any investment in for-profit
kindergartens using funds from the capital market or acquire any for-profit
kindergartens assets with stock or cash consideration in order to comply with the Preschool Opinions. The contribution of kindergartens have been immaterial to our business, we derived less than 1% of our total net revenues from our kindergartens for each of the fiscal years ended May 31, 2019, 2020 and 2021. Based on the foregoing, our PRC legal counsel is of the view that the restrictions of the Preschool Opinions on the investment in or acquisition of for-profit
kindergartens would not materially and negatively impact our business and operations.
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
It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, whether and how the Foreign Investment Law promulgated in March 2019, which came into effect on January 1, 2020, will impact the viability of our current corporate structure, corporate governance and business operations. See “Risks Related to Doing Business in China — Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

We have been further advised by our PRC legal counsel that if we and/or any of our PRC subsidiaries or consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

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
The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company.
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
These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2019, 2020 and 2021, our consolidated affiliated entities contributed in aggregate 98.7%, 96.5% and 99.9%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP.

Our ability to enforce the equity pledge agreements between us and the shareholders of our variable interest entities may be subject to limitations based on PRC laws and regulations.
Pursuant to the equity pledge agreements among our subsidiaries in China, each of our variable interest entities and their respective shareholders, each shareholder of our variable interest entities agrees to pledge its equity interests in the variable interest entity to our subsidiaries to secure the performance by themselves and by our consolidated affiliated entities of their obligations under the relevant contractual arrangements. The equity pledges of shareholders of our variable interest entities under these equity pledge agreements have been registered with the relevant local branch of the SAMR. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off
of the pledged equity. If any of our consolidated affiliated entities or any of the shareholders of our variable interest entities fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of our variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask our PRC subsidiary, a party to the option agreement with the shareholder of our variable interest entities, to designate another PRC person or entity to replace the shareholder pursuant to the direct transfer option we have under the option agreement.
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
New Oriental China is the majority shareholder of Beijing Xuncheng, holding 74.494% of Beijing Xuncheng as of May 31, 2021. New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 11.6% of our total common shares issued and outstanding as of September 17, 2021. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or cause Beijing Xuncheng and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact
as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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
We have three major types of chops — corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and our consolidated affiliated entities are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and our consolidated affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries and our consolidated affiliated entities are members of our or the respective entity’s senior management who have signed employment agreements with us under which they agree to abide by duties they owe to us.
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
Our ability to operate private schools may be subject to significant limitations or may otherwise be materially and adversely affected by changes in PRC laws, regulations and policies.
Laws, regulations and policies governing PRC private education are subject to ongoing changes, which may materially affect our ability to operate private schools. For example, the Amended Implementation Rules and Alleviating Burden Opinion have brought and will continuously bring significant impact on our operation. See “—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.” In November 2018, the Central Committee of the Communist Party of China and the State Council issued the Preschool Opinions. In January 2019, the General Office of the State Council issued the Circular on Initiating the Rectification. It is uncertain as to how the Preschool Opinions and the Circular on Initiating the Rectification will be interpreted and implemented. To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be adversely affected. See “— If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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
We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filing and reporting to the PRC Ministry of Commerce or its local counterparts. We are unlikely, however, to finance the activities of New Oriental China and its schools and subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015, in replacement of former regulations. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether in practice SAFE will permit such capital to be used for equity investments in China. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the limitation on the use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company from prohibiting using such capital to issue RMB entrusted loans to prohibiting using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may, significantly limit our ability to transfer any foreign currency we hold, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, for so long as there is a truthful equity investment, and such equity investment does not violate applicable laws and complies with the negative list on foreign investment. See also “Item 4. Information on the Company—B. Business Overview—Regulation.”

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
If any of New Oriental China and its schools and subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our common shares and/or ADSs.
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
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and
COVID-19
may continue to have adverse impact on the Chinese economy in 2021. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
The PRC governmental authorities’ significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through our PRC subsidiaries and variable interest entities. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of additional industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or PRC economy.
COVID-19
has a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the
COVID-19,
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
Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because many of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules and interpretations (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be fully compliant with these policies, rules and interpretations. In addition, any litigation in China may be protracted and may result in substantial costs and diversion of resources and management attention from the operation of our business.
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
Under PRC laws and regulations, training schools are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Amended Private Education Law and the Amended Implementation Rules, training schools, in particular those providing
K-12
after school tutoring services, shall obtain the private school operation permit. The State Council Circular 80 further requires the learning centers of a training school providing
K-12
after school tutoring services to make filings with the relevant education authorities.
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
SAFE issued a notice in July 2014, which replaced the previous notice issued in October 2005. The 2014 SAFE notice requires PRC domestic residents, including both PRC domestic institutions and PRC domestic individual residents, to register with the local SAFE branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, before establishing or controlling any company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment, financing or conducting roundtrip investment. Such a company located outside of China is referred to in the notice as an “offshore special purpose company.” The failure of our current and future PRC resident beneficial owners to timely file or amend their SAFE registrations, if required, may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends or repay loans in foreign exchange to our company or otherwise adversely affect our business.

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
The M&A rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, and the NDRC Circular 11 establish certain procedures for our offshore investing activities, which could make it more difficult for us to pursue growth through acquisitions in and outside China.
In August 2006, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAMR, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the M&A Rules, which was amended on June 22, 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a Chinese domestic enterprise. In addition, the Anti-Monopoly Law requires that the PRC Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. See “ Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Anti-Monopoly” for more details. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules and Anti-Monopoly Law and related regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Further, pursuant to the Circular 11 issued by the NDRC, outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting requirements to the NDRC. According to Circular 11, sensitive projects, such as outbound investment in real estate, hotels, news media, cinemas or sports club, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of the project. The non-sensitive
projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment by companies established for financing and investing, such as fund institutions, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of such project. The non-sensitive
projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over US$300 million shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive
projects. See “ Item 4. Information on the Company—B. Business Overview—Regulation— Administrative Measures for Outbound Investment by Enterprises” for more details on Circular 11. If we fail to comply with rules in Circular 11, we may be subject to warnings, project to be suspended for implementation or rectification within a specified time limit.
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

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We may rely entirely on dividends and/or other fees paid to us by our subsidiaries and New Oriental China and its schools and subsidiaries in China. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares and/or ADSs. For example, a further appreciation of the RMB against the U.S. dollar would make any new
RMB-denominated
investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our reported earnings in U.S. dollars, which in turn could adversely affect the price of our common shares and/or ADSs.
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
In March 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, which took effect in January 2008 and was most recently amended in December 2018. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. The EIT Law provides that preferential tax treatments will be granted to industries and projects that are strongly supported and encouraged by the state, and that enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” will be entitled to a preferential enterprise income tax rate. The implementation rules of the EIT Law promulgated by the State Council in December 2007, which was amended in April 2019, and other supplemental rules promulgated by the Ministry of Science and Technology, the MOF and the SAT, in April 2008 and July 2008 which were amended in January 2016 and June 2016, respectively, have stipulated new criteria for such “high and new technology enterprises,” and all enterprises which had been granted such status before the effectiveness of the EIT Law are required to be re-examined
according to such new rules before they can continue to be entitled to such preferential tax treatments.
A “high and new technology enterprise” is entitled to a favorable enterprise income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Six of our wholly-owned subsidiaries in China, including Beijing Smart Wood Co., Ltd., or Beijing Smart Wood, Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision and four other subsidiaries, are qualified as “high and new technology enterprises.” Beijing Pioneer Technology Co., Ltd., or Beijing Pioneer, Beijing Shenghe Technology Co., Ltd., or Beijing Shenghe, Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of our variable interest entity New Oriental China, and Kuxue Huisi Network Technology Co., Ltd, a subsidiary of our variable interest entity Beijing Xuncheng are in the process of renewing their qualification of “high and new technology enterprises.” Once the renewals are completed, these subsidiaries will be eligible for a favorable enterprise income tax rate of 15% starting from January 1, 2021. Beijing Xuncheng, our variable interest entity, has obtained renewal of its qualification of “high and new technology enterprises.” Beijing Xuncheng is currently eligible for a favorable enterprise income tax rate of 15%. An enterprise that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning in the enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Four of our wholly-owned subsidiaries in China, Beijing Jinghong Software Technology Company Limited or Beijing Jinghong, Beijing Zhiyuan Hangcheng Technology Company Limited or Beijing Zhiyuan Hangcheng, and other two subsidiaries are qualified as “software enterprises.” See “ Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.”

Before September 1, 2017, under the Private Education Law and its Implementation Rules, private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, no regulations have been promulgated by the relevant authorities with regard to the preferential income tax treatment applicable to private schools requiring reasonable returns. As of May 31, 2021, 11 of our schools elected as schools not requiring reasonable returns, 31 of our schools elected as schools requiring reasonable returns and the remaining schools were not classified or registered as companies.
The Amended Private Education Law, which became effective on September 1, 2017 and was further amended on December 29, 2018, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit
or
for-profit
private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit
private schools, and after-school tutoring institutions providing tutoring services on academic subjects can only be registered as non-profit
private schools under the Alleviating Burden Opinion. Pursuant to the Amended Private Education Law,
non-profit
private schools will be entitled to the same tax benefits as public schools, while tax policies for for-profit
private schools are unclear and may be subject to PRC enterprise income tax at the rate of 25% and other taxes as if they were enterprises.
Currently, tax treatments for private schools vary across different cities in China. Private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. The effective income tax rates were 26.96%, 27.46% and 26.53% in the fiscal years ended May 31, 2019, 2020 and 2021, respectively.
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
According to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), which became effective in January 2007, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, our Hong Kong wholly-owned subsidiaries, own 100% of some of our PRC subsidiaries. Thus, dividends paid by our PRC subsidiaries to us through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as
“non-resident
enterprises” under the EIT Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, they will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

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
non-resident
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
non-resident
investors’ investments in us.
If we fail to obtain and maintain the licenses and approvals required for online education in China, our business, financial condition and results of operations may be materially and adversely affected.
The relevant laws and regulations in China related to the online education industry are relatively new and still evolving, and their interpretation and enforcement involve significant uncertainty and ambiguity. As a result, in certain circumstances it may be difficult to determine whether a certain license requirement applies to us and what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, according to the Administrative Provisions on Internet Audio-Visual Program Service, the dissemination of “Audio-visual Programs” through internet is subject to the specific license. However, due to the ambiguity of the definition of “Audio-visual Programs”, there is uncertainty as to whether our online courses fall within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs. On January 20, 2020, in the Q&A section of its website, the Beijing Radio and Television Bureau confirmed that online education is not subject to the License for Online Transmission of Audio-Visual Programs. In addition, pursuant to the Administrative Measures on the Production and Operation of Radio and Television Programs, the production of “Radio and Television Programs” requires the Permit for Production and Operation of Radio and TV Programs. Due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online courses fall within such definition.
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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included in our annual reports, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a
“non-inspection”
year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act. It is unclear when the SEC will complete its rulemaking and when such rules will become effective. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
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

Furthermore, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Scrutinizing Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us.
Risks Related to Our ADSs and Common Shares
We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
We completed our public offering in Hong Kong in November 2020 and the trading of our common shares on the Hong Kong Stock Exchange commenced on November 9, 2020 under the stock code “9901.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, publication of interim and annual results announcements, content of interim and annual reports as well as certain other continuing obligations. In addition, in connection with the listing of our common shares on the Hong Kong Stock Exchange, we obtained a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.
Our articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a qualifying issuer (the “
10% Requisition Right
”), but our articles of association provide that at least
one-third
of the aggregate voting power of our company is required to convene an extraordinary general meeting. In March 2021, we revised our articles of association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules, including adding the 10% Requisition Right in our articles of association.
Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our common shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and articles of association and our incurring of incremental compliance costs.

The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and/or ADSs.
The market prices of our ADSs and common shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on NYSE from June 1, 2020 to September 23, 2021 were US$1.70 and US$19.68, respectively. Likewise, the high and low closing prices on the Hong Kong Stock Exchange since our listing in November 2020 to September 23, 2021 were HK$13.50 and HK$154.10, respectively. The market price of our ADSs and/or our common shares is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our operating results,

•	announcements and implementations of new regulations and policies related to our business,

•	changes in financial estimates by securities research analysts,

•	changes in the economic performance or market valuation of other education companies,

•	announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments,

•	addition or departure of our executive officers,

•	detrimental negative publicity about us, our competitors or our industry,

•	regulatory investigation or other governmental proceedings against us,

•	substantial sales or perception of sales of our ADSs and/or common shares in the public market, and

•	general economic, regulatory or political conditions in China and the U.S.
In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes of our common shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in trading prices. The trading performance of other Chinese companies’ securities after their offerings, including private education companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our common shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China, and other jurisdictions in early 2020 and in 2021, which may have a material and adverse effect on the trading price of our common shares and/or ADSs.
If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and/or ADSs securities could decline.
The trading market for our common shares and/or ADSs will be influenced by the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the private education market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our common shares and/or ADSs may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our common shares and/or ADSs or trading volume to decline.

Holders of our ADSs may have fewer rights than holders of our common shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying shares represented by the ADSs in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is 14 days for as long as our shares remain listed on the Hong Kong Stock Exchange, or otherwise at least seven days. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the common shares underlying their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.
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
We are continued and registered in the Cayman Islands and conduct substantially all of our operations in China. Substantially all of our assets are located in China. All of our executive officers reside in China and some or all of the assets of those persons are located within China. As a result, it may be difficult for shareholders to effect service of process within the United States or Hong Kong in the event that they believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments).

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
Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States or Hong Kong.
Our corporate affairs are governed by our memorandum and articles of association and by the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States or in Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States or Hong Kong, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or a Hong Kong court.
As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States or Hong Kong.
Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.
Our articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our common shares and/or ADSs may fall and the voting and other rights of the holders of our common shares and/or ADSs may be materially and adversely affected.
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

Although the law in this regard is unclear, we treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our combined financial statements. If it were determined, however, that we are not the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, and based upon the company’s current income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for our taxable year ended May 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and/or common shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.
If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) in our ADSs and/or common shares may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. U.S. Holders of our ADSs or common shares are urged to consult their tax advisors concerning the United States federal income tax consequences if we are or become classified as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”
The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our common shares and/or ADSs.
As dual-listed company, we are subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our common shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our common shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our common shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.
Exchange between our common shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our common shares may deposit common shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying common shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of common shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our common shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.
The time required for the exchange between common shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of common shares into ADSs involves costs.
There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our common shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of common shares in exchange of ADSs or the withdrawal of common shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of common shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of common shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange common shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
An active trading market for our common shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our common shares might fluctuate significantly.
Since the listing of our common shares on the Hong Kong Stock Exchange, we have maintained a certain level of liquidity in the trading of our common shares on the Hong Kong Stock Exchange. However, we cannot assure you that that this level of liquidity will be sustained. The trading price or liquidity for our ADSs on the NYSE might not be indicative of those of our common shares on the Hong Kong Stock Exchange. If an active trading market of our common shares on the Hong Kong Stock Exchange is not sustained, the market price and liquidity of our common shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. However, it is unclear whether and when the common shares of our Company, with a secondary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our common shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our common shares and therefore may limit the liquidity of the trading of our common shares on the Hong Kong Stock Exchange.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.
In connection with our initial public offering of common shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register. Our common shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these common shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate
ADS-common
share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also moved a portion of our issued common shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our common shares and/or ADSs may be affected.

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
On November 9, 2020, our common shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9901.” We raised from our listing in Hong Kong approximately US$1.48 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
On March 10, 2021, we implemented a
one-for-ten
share split. Except as otherwise indicated, all information in this annual report concerning share and per share data gives retroactive effect to the one-for-ten
share split.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman
KY1-1111,
Cayman Islands. We have branch offices in 108 cities in China.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at http://investor.neworiental.org. The information contained on our website is not a part of this annual report.

B.	Business Overview
Our Network
We deliver our comprehensive educational programs, services and products to students across China through our nationwide physical network of schools, learning centers and bookstores, as well as our pure-play online learning platforms. As of May 31, 2021, we had a physical network of 122 schools and 1,547 learning centers in 108 cities and approximately 54,200 teachers. We deliver online courses through our online learning platforms, including
Koolearn.com
, our comprehensive online education services platform; DFUB, our live interactive
K-12
tutoring service tailored to students in lower-tier cities; and Donut, our online live English classroom courses for preschoolers. Powered by our OMO system, we have combined our offline network with online technologies and adopted different business models tailored to students in different locations to facilitate our operational efficiency. For example, for students in tier 1 cities, we primarily deliver courses in offline classroom settings, supported with interactive online learning components. For students in lower tier cities, we have adopted a dual-teacher model, where we broadcast courses delivered by well-known teachers from top-tier
cities through our OMO system and have local assistant lecturers monitor and provide in-person
guidance and interactions with students onsite. The dual-teacher model provides students in lower tier cities with access to top quality teachers in other cities with greater flexibility in terms of course schedule.
We distribute and sell books and other educational materials developed or licensed by us through our distribution channels, which consist of bookstores operated by us and third-party distributors. As of May 31, 2021, we had 11 bookstores operated by us, and 181 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, who we believe have been essential in helping us promote our brand and our programs, services and products by word-of-mouth
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
inspirational and other books.

The following table sets forth information about the locations of our schools, learning centers and bookstores as of May 31, 2021. We plan to close certain learning centers in our fiscal year 2022 in light of the latest regulatory developments.

City	Number of Schools	Number of learning centers	Number of bookstores
Beijing	6	120	1
Shanghai	1	82	1
Guangzhou	1	60	1
Wuhan	1	47	1
Yangzhou	3	3	—
Tianjin	1	45	—
Xi’an	2	54	1
Nanjing	3	65	—
Shenyang	1	20	—
Chongqing	1	30	1
Chengdu	1	49	—
Shenzhen	1	23	—
Xiangyang	1	18	—
Taiyuan	1	31	—
Haerbin	1	21	1
Changsha	1	38	—
Jinan	1	43	—
Zhengzhou	1	42	—
Hangzhou	1	93	—
Changchun	3	27	1
Shijiazhuang	1	19	—
Suzhou	2	69	1
Zhuzhou	1	2	—
Anshan	1	—	—
Hefei	1	67	—
Kunming	1	12	—
Wuxi	1	24	—
Foshan	1	14	—
Fuzhou	1	37	—
Yichang	1	5	—
Nanchang	1	46	—
Jingzhou	1	3	—
Dalian	1	6	1
Lanzhou	1	14	1
Huangshi	1	3	—
Ningbo	1	9	—
Xiamen	1	30	—
Qingdao	2	32	—
Nanning	1	20	—
Xuzhou	1	6	—
Zhenjiang	1	8	—
Xiangtan	1	3	—
Luoyang	1	16	—
Nantong	1	8	—
Hohhot	1	14	—
Jilin	1	9	—
Guiyang	1	6	—
Tangshan	1	16	—
Urumqi	1	10	—
Shiyan	1	4	—
Quanzhou	1	4	—
Wenzhou	1	12	—
Weifang	1	6	—
Zhuhai	1	5	—
Jinzhou	1	7	—
Baoding	1	6	—

City	Number of Schools	Number of learning centers	Number of bookstores
Yantai	1	8	—
Taian	1	1	—
Kaifeng	1	2	—
Cangzhou	1	1	—
Qinhuangdao	1	2	—
Anyang	1	1	—
Handan	1	1	—
Zhangzhou	1	1	—
Nanyang	1	2	—
Zhongshan	1	2	—
Yinchuan	1	1	—
Shaoxing	1	7	—
Huzhou	1	2	—
Hong Kong	1	—	—
Yancheng	1	3	—
Lianyungang	1	3	—
Jiaozuo	1	8	—
Dongguan	1	2	—
Haikou	1	2	—
Yiwu	1	5	—
Jinhua	1	6	—
Xining	1	1	—
Mianyang	1	—	—
Xinxiang	1	1	—
Baotou	1	1	—
Changshu	1	3	—
Yuci	1	—	—
Huizhou	1	—	—
Chengde	1	1	—
Zhangjiagang	1	—	—
Hebi	1	—	—
Zhumadian	1	—	—
Weihai	1	—	—
Xuchang	1	—	—
Xingtai	1	1	—
Changzhou	1	—	—
Huaian	1	—	—
Tàizhou	1	4	—
Táizhou	1	1	—
Yixing	1	—	—
Wuhu	1	1	—
Jiaxing	1	4	—
Langfang	1	2	—
Kunshan	1	1	—
Danyang	1	—	—
Dongyang	1	—	—
Jiujiang	1	1	—
Hengshui	1	1	—
Xianyang	1	1	—
Zhoukou	1	—	—
Shangqiu	1	—	—
Baoji	1	—	—

Total	122	1,547	11

Our Programs, Services and Products
We provide a wide variety of educational programs, services and products. We deliver education to our students in traditional classroom settings, in a combination of online and offline classroom setting with our dual-teacher model, and through our pure-play online platforms. Other than our primary and secondary schools and kindergartens, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on factors such as the length of the course, the size and the subject of the class, and the geographic location of the school. We offer flexible class sizes for our courses, including larger classes that range from 6 to 50 students per class and small classes that range from one to five students per class. Our program, service and product offerings are generally divided into seven areas:
K-12
after-school tutoring; test preparation; language training for adults;
pre-school,
primary and secondary schools; education materials and distribution; online education; and other services. The following table provides a list of our current course offerings:

K-12
After-School Tutoring Courses
We entered into the
K-12
after school tutoring sector in the early 2000s.
K-12
after-school tutoring courses refer to courses offered in our New Oriental Primary and Secondary School All Subjects Program (formerly known as the “Pop Kids All Subjects” program for kindergarten and primary school students and “New Oriental
U-Can
All Subjects” program for middle and high school students), which currently covers all academic subjects for kindergarten and primary school students, as well as middle and high school students. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. Among other things, we have ceased providing and will not provide tutoring services on academic subjects during national holidays, weekends and school breaks, and we intend to make changes to our tutoring services on academic subjects for students in compulsory education in the near future. The following descriptions of our after-school tutoring courses and pre-school, primary and secondary schools cover the periods through the end of our last fiscal year ended May 31, 2021, and unless the context indicates otherwise, do not reflect our plan to modify our after-school tutoring services on academic subjects for students in compulsory education in the near future to be in compliance with applicable regulations, rules and policies and our future operations in this area.
After-School Tutoring Courses for Middle School and High School Students
. Our after-school tutoring courses for middle school and high school students are designed to supplement students’ regular school curricula and help students improve their exam scores.
We first established our English after-school training program for middle and high school students in the early 2000s. In March 2008, we launched our “New Oriental
U-Can
All Subjects” training program, which covers all academic subjects for middle and high school in China and targets students from ages 13 to 18 who are preparing for the high school entrance examination in China, known as “zhongkao,” and the college entrance examination, known as “gaokao.” Gaokao is required for admission to bachelor’s degree programs and most associate degree programs at Chinese colleges and universities. Students take our courses in affordable larger classes that typically range from 25 to 50 students per class, as well as higher priced small class tutoring, in particular,
1-on-1
tutoring. Our flexible class sizes enable us to meet the diversified education needs of students and capture a greater market share in the
K-12
after-school tutoring market in China.

Our typical after-school tutoring courses for middle school and high school students last for 2 to 16 weeks with classroom instruction one to seven times per week for 1.5 to 4 hours per class. We also offer more intensive and condensed versions of our courses, in particular during the summer months when many academic institutions are on summer break.
In our fiscal year ended May 31, 2021, we had approximately 6,723,000 student enrollments in our after-school tutoring courses for middle school and high school students. Course fees for our all-subject
after-school tutoring courses for middle school and high school students range from approximately RMB500 to approximately RMB5,000 per course.
After-School Tutoring Courses for Children
. We established our English for children program in the early 2000s for children in kindergarten and primary school. We designed this program based upon the following principles: (1) we use localized materials originally published by international education content providers and publishers while taking into account the local public schools’ curricula, and the skills and abilities of the individual student and adapting to his or her particular needs; (2) we assist students in mastering the basics of the language in various fun ways, including interactive games, activities and cultural studies; and (3) we help children develop a passion for learning the language and guide and inspire them to develop their self-learning abilities. In 2008, we launched our “Pop Kids All Subjects” training program, which includes after-school tutoring courses in English, Chinese, math, writing, music and arts for children in kindergarten and primary schools. In 2019, we grouped our “Pop Kids All Subjects” training program together with our “New Oriental
U-Can
All Subjects” program under “New Oriental Primary and Secondary School All Subjects” program.
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
In our fiscal year ended May 31, 2021, we had approximately 5,348,000 student enrollments in our after-school tutoring courses for children. Course fees for these courses range from approximately RMB300 to approximately RMB4,000 per course.
Test Preparation Courses
We began offering TOEFL preparation courses in 1993. We have evolved to provide a wide range of test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the PRC and Commonwealth countries. Our overseas test preparation courses primarily include IELTS, TOEFL, SAT, SSAT, ACT, GRE, GMAT and LSAT preparation courses and our PRC test preparation courses primarily include CET 4, CET 6 and Postgraduate Entrance Exam.
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
In our fiscal year ended May 31, 2021, we had approximately 390,000 student enrollments in our test preparation courses, of which approximately 198,000 were in overseas test preparation courses, and 193,000 were in PRC test preparation courses. Our test preparation courses generally range from 6 to 40 students per class. We also have students from our overseas test preparation courses that take our small class, in particular
1-on-1,
tutoring courses. Our students typically enroll in a 60 to 350 hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from approximately RMB1,500 to RMB48,000 per course, as overseas test preparation courses generally have higher course fees.

Language Training Courses for Adults
We mainly provide various types of English language training courses, and to a lesser extent, training courses for other foreign languages, including German, Japanese, French, Korean, Italian and Spanish.
Our English for adults program offers courses primarily designed to teach and improve students’ English writing, reading, listening and speaking skills. Our typical English course for adults lasts for 1 to 16 weeks with classroom instruction 1 to 5 times per week for 1.5 to 3.5 hours per class. We also offer more intensive and condensed versions of our courses. The class size of our English courses for adults typically range from approximately 6 to 40 students per class. Our other foreign language courses for adults consist of proficiency lessons and test preparation courses for language certification exams.
In our fiscal year ended May 31, 2021, we had approximately 5,000 student enrollments in our English courses for adults. Course fees for our English courses for adults range from approximately RMB500 to approximately RMB7,500 per course.
Pre-school,
Primary and Secondary Schools
We established our first full-time private primary and secondary school in Yangzhou, or the Beijing New Oriental Yangzhou Foreign Language School, in 2002. Our Yangzhou school is a private boarding school for students in grades 1 to 12 seeking a full curriculum, with a strong emphasis on English language training. As of May 31, 2021, there were over 3,236 students, over 355 teachers and over 225 supporting staff at the Yangzhou school. In our fiscal year ended May 31, 2021, tuition, including boarding fees, at the Yangzhou school ranged from RMB29,400 to RMB104,400 per year. Following the success of Yangzhou school, we opened an international high school in Beijing, or the Beijing Changping New Oriental Bilingual School, in July 2010, which has evolved into a private school for students in grades 1 to 12. In our fiscal year ended May 31, 2021, tuition, including boarding fees, at our Beijing school ranged from RMB126,800 to RMB184,700 per year. We established our pre-school
business with the opening of our first kindergarten in Beijing in September 2007.
We subsequently opened five more kindergartens in five cities and acquired three kindergarten chains in three cities.
After the effectiveness of the Amended Implementation Rules for the Private Education Law from September 1, 2021, Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School were removed from our master exclusive service agreement. The contribution of Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School have been immaterial to our business, we derived less than 1% of our total net revenues from these two schools for each of the fiscal years ended May 31, 2019, 2020 and 2021. After the promulgation of the Preschool Opinions, we did not make any investment in for-profit
kindergartens using funds from the capital market or acquire any for-profit
kindergartens assets with stock or cash consideration in order to comply with the Preschool Opinions. The contribution of kindergartens have been immaterial to our business, we derived less than 1% of our total net revenues from our kindergartens for each of the fiscal years ended May 31, 2019, 2020 and 2021. Based on the foregoing, Tian Yuan Law Firm, our PRC legal counsel is of the view that the restrictions of the Preschool Opinions on the investment in or acquisition of for-profit
kindergartens would not materially and negatively impact our business and operations. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
Educational Materials and Distribution
We develop and edit educational materials for language training and test preparation and distribute these materials through various distribution channels, consisting of our bookstores as well as third-party distributors. In our fiscal year ended May 31, 2021, we developed and edited approximately 320 titles and distributed approximately 18.2 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in different education areas.

Our extensive distribution channels have attracted international education content providers to cooperate with us in distributing localized versions of their materials in China. For example, we have worked with Cambridge University Press, Oxford University Press, Educational Testing Service, Cengage Learning and other education content providers in distributing their education materials in China. With access to such high-quality education content, we further develop localized products that best serve the needs for millions of students and families in the China market.
Online Education
We commenced our online education services in 2005 through the
Koolearn.com
platform as one of the earliest online education providers in China. We have since evolved into a comprehensive online education services provider under Koolearn Technology Holding Limited, our majority-owned subsidiary, and offer comprehensive online education courses to students through our pure-play online learning platforms, including
Koolearn.com
, DFUB, and Donut. We offer our courses and programs in multiple formats, including live and pre-recorded
courses in different class sizes.
We launched online college education services in 2005 through our Koolearn.com platform. Our college educational services primarily include college test preparation, overseas test preparation, and English language learning, targeted to college students and working professionals preparing for standardized tests or seeking to improve their English language proficiency. Historically, we offered online
K-12
courses and
pre-school
education services.
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
Our Teachers
We have a team of passionate and high quality teachers that are essential to our success. We have established well-developed methods for hiring, training and retaining qualified teachers, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy, as well as a competitive base salary coupled with performance-based bonuses. We believe that our competitive and incentivizing remuneration package, career advancement opportunities, and systematic teacher training programs allow us to recruit, train and retain top quality teachers in the industry. As of May 31, 2021, we employed approximately 54,200 teachers, many of whom are from top universities in China or have studied overseas. Our teachers consist primarily of full-time teachers, and to a lesser extent, contract teachers. The number of contract teachers we employ may be subject to seasonal fluctuations as we tend to have more student enrollments in our test preparation courses during summer school holidays.
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
Our Proprietary Teaching Content and Methodologies
We emphasize the quality of our teaching content which is crucial to the effectiveness of our teaching methodologies. We had approximately 5,100 personnel involved in our content development as of May 31, 2021. Our proprietary seven-step teaching method ensures that we standardize and maintain consistent teaching quality across our educational services. We develop our proprietary educational materials for our language training and test preparation courses, and leverage our big data algorithms and massive student data base to tailor course materials based on student learning behavior and performance. We continuously update our educational materials and expand our course offerings to ensure we stay abreast of the latest education trends. In addition, we distinguish ourselves from our competitors by publishing our in-house
developed educational materials via partnerships with international education content providers, which enables us to increase market share in the competitive private education industry.

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
Demo Courses and Advertisements
.
We provide online demo courses and social media promotions to attract target students, which has enabled us to maintain growth in student acquisition while reducing acquisition costs. We also advertise through our own websites.
Competition
The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. For example, we face competition from companies that focus on test preparation and language training services in China.
We believe that the principal competitive factors in our markets include the following:

•	brand recognition;

•	nationwide coverage and high level of scalability;

•	high teaching quality with superior content;

•	breadth and quality of program, service and product offerings;

•	overall student experience; and

•	innovative technology capabilities.
We believe that our primary competitive advantages are our well-known “New Oriental” brand, our innovative and inspirational instruction methods and the breadth and quality of our programs, services and products. However, some of our existing and potential competitors may have more resources and experiences than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student demands, testing materials, admissions standards, market needs or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in students’ preferences in these markets.
We also face competition from online education service providers that offer online test preparation and language training courses. These online education service providers use advanced technologies, such as online live broadcasting technologies, to offer their programs, services and products quickly and cost-effectively to a large number of students.
Seasonality
We have experienced, and expect to continue to experience, seasonal fluctuations in our operations, primarily due to seasonal changes in student enrollments. Historically, our test preparation courses tend to have the highest revenue in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because a significant number of students enroll in our courses during the summer vacation to prepare for admissions and assessment tests. In addition, we have generally experienced higher revenue in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our test preparation courses during the winter school holidays. In the past, our
K-12
after-school tutoring courses generally had higher revenue in the second half of our fiscal year, primarily because we gained more student enrollments as it gets closer to the exam season, such as the Zhongkao and Gaokao. We expect quarterly fluctuations in our revenues and results of operations to continue.
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

The 2009 amended Education Law prohibits any organization or individual from establishing or operating a school or any other educational institution for profit-making purposes. In December 2015, the Education Law was further amended with effect from June 2016. The 2015 amended Education Law abolishes the aforesaid provision and was subsequently amended on March 29, 2021. Thereafter, establishing or operating schools for profit-making purposes is allowed under the newly amended Education Law. Nevertheless, schools and other educational institutions sponsored wholly or partially by government funds or donated assets are still prohibited from being operated as for-profit.
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
On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Amended Private Education Law, which became effective on September 1, 2017. The 2016 Amended Private Education Law was last amended and became effective on December 29, 2018.
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

Amended Implementation Rules
On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021. The Amended Implementation Rules provides, among others, that:

•
social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-profit
private school that provides
pre-school
education through mergers and acquisitions and control agreements. A private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit
private schools and its related party and shall review such transaction on an annual basis; and

•
online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

Sponsorship of Private Schools
Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2021, New Oriental China was the sponsor of 113 schools, excluding our kindergartens.
Before September 1, 2017, the date the 2016 Amended Private Education Law became effective, the “sponsorship interest” that a sponsor holds in a private school is, for all practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. Pursuant to the Implementation Rules for Promoting Private Education, a sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible
assets such as materials in kind, land use rights or intellectual property rights. Pursuant to the Law for Promoting Private Education, the capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, pursuant to the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, the sponsor of a private school has the right to exercise ultimate control over the school. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs.
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

Notwithstanding the legal uncertainties surrounding this issue, we believe that the potential risk that we will not receive all of the residual assets upon the liquidation of a school is immaterial. There were no capital contributions made by any PRC governmental authorities to our schools. Nor did any of our schools ever receive donations from any third parties, including PRC governmental authorities or any third party enterprises. Neither we nor our PRC legal counsel is aware of any case in China where a private school which has been solely funded by private sponsors without any government or donated funds became state property or was otherwise appropriated by a government authority upon liquidation without the prior consent of its sponsor. We historically have never liquidated any school that was profitable and we have no plan to do so in the future unless required by the laws and regulations. If, for any reason, we would like to divest a profitable school, a commercially sensible way to do so is to sell the school, rather than to liquidate the school. In this situation, the sponsor is entitled to receive consideration for transferring sponsorship, which often exceeds its initial investment in the school.
Upon the effectiveness of the 2016 Amended Private Education Law in September 2017, sponsors of for-profit
private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit
private schools are not entitled to the distribution of profits or proceed from the non-profit
schools and all operation surplus of
non-profit
schools shall be used for the operation of the schools. The remaining assets of non-profit
private schools after liquidation shall continue to be used for the operation of other non-profit
schools, whereas the remaining assets of
for-profit
private schools shall be distributed to the sponsors in accordance with the PRC Company Law.
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
On May 6, 2020, the General Office of the MOE promulgated the Notice on the Negative List of Advanced Training in Six Subjects of Compulsory Education (for Trial Implementation), which prohibits after-school tutoring institutions from providing advanced training that do not follow the formal school curricula to students in primary schools and secondary schools, and sets forth the typical activities that shall be regarded as advanced training in the six subjects of Chinese, mathematics, English, physics, chemistry and biology.
On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the model form of service contract for after-school training activities provided to primary and secondary school students. The model form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

On October 13, 2020, the General Office of the MOE and the General Office of the SAMR jointly promulgated the Notice on the Centralized Rectification of After-school Tutoring Institutions’ Illegal Acts of Infringing Customers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes customers’ rights by using unfair standard terms to exempt their own liability, increase customers’ liability and exclude customers’ legal rights.
On March 30, 2021, the MOE promulgated the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools, which prohibits after-school tutoring institutions from providing training for pre-school
children in violation of regulations and provides that after-school tutoring institutions in violation of regulations above shall be included in the blacklist.
On April 8, 2021, the General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education, which requires that the local governments shall implement prohibition measures on leaving homework as an important part of the daily supervision on after-school training institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school training institutions shall not leave homework to primary and secondary school students.
On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit;
(ii) online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval
procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities.
Any violation of the foregoing shall be rectified. Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection
of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age
children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age
children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age
children and students on grade ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.
On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and
Non-Academic
Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic
subjects.

On August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures, to implement the Alleviating Burden Opinion. The Beijing Measures provide, among others, that (i) no new Academic AST Institutions will be approved, while existing Academic AST Institutions will be subject to review and re-registration
aimed at reducing their numbers by phases; the remaining Academic AST Institutions shall all be registered as non-profit;
(ii) online Academic AST Institutions previously filed with the local education administration authorities will be subject to review and re-approval;
the registration and ICP license of any disqualifying online Academic AST Institutions will be rescinded; (iii) after-school tutoring institutions are strictly prohibited from providing tutoring services on academic subjects during any national holiday, weekend, winter and summer break period; (iv) Academic AST Institutions are prohibited from (a) offering classes over contents outside of or in advance of the school curriculum, (b) offering classes based on any foreign curriculum, (c) soliciting and recruiting school teacher by offering excessive compensation, or (d) employing foreign personnel abroad to carry out training activities;
non-Academic
AST Institutions providers are prohibited from offering tutoring services on academic subjects; (v) prices for Academic AST Institutions will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (vi) Academic AST Institutions are prohibited from financing by way of listing its securities or conducting other capital market activities; listed companies may not invest in Academic AST Institutions through capital markets fundraising activities, and may not acquire assets of Academic AST Institutions by paying cash or issuing securities; foreign capital is prohibited from controlling or participating in Academic AST Institutions through merger and acquisitions, entrusted operations, joining franchise or using variable interest entities.
On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.
On September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit
by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.
On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

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

On April 8, 2021, the General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education, which requires that schools shall not assign written homework for students in grade one and two in primary school. The time for finishing the written homework for students in other grades in primary school shall not exceed sixty minutes per day, and for junior high students, such time shall not exceed ninety minutes per day.
The Amended Implementation Rules further prohibit social organizations and individuals from controlling a private school that provides compulsory education or a non-profit
private school that provides
pre-school
education through mergers and acquisitions and control agreements. A private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit
private schools and its related party and shall review such transaction on an annual basis.
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
On September 19, 2019, the MOE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality educational services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.
On November 27, 2020, the MOE and the Office of the Central Cyberspace Affairs Commission jointly promulgated the Notice on Further Strengthening the Standardized Management of Online Course Platforms for Minors. The Notice emphasizes that local cyberspace authorities and education authorities shall regularly organize screening of the training platforms for minors and take measures such as suspending or removing training platforms or requiring training platforms to rectify within a given time limit. After such rectification is completed, the education authorities will review the filings.

On March 30, 2021, the Basic Education Department of the MOE promulgated the Circular on Further Strengthening the Sleep Management of Primary and Secondary School Students, which restates that offline after-school trainings shall end no later than 8:30 p.m. and online live trainings shall end no later than 9:00 p.m., and provides that no homework shall be arranged in any form such as pre-class
preparation, after-class consolidation, homework practice and WeChat group punching.
On May 18, 2021, Beijing Municipal Education Commission, jointly with certain other PRC government authorities, promulgated the Trial Administrative Measures on the
Pre-payment
of Tuition Fees Collected by Academic After-school Tutoring Institutions in Beijing, which intends to regulate the pre-payment
of tuition fees collected by online and offline academic after-school tutoring institutions in Beijing. The measures provides, among others, that (i) tuition fees collected by an online or offline academic after-school tutoring institution shall not be collected in a lump sum for more than 60 course sessions when charged based on the number of classes, or for a course length of more than three months when charged based on the length of the course; (ii) tuition fees shall not be collected earlier than one month before commence of new course sessions when charged based on the length of the course, and shall not be collected earlier than one month or the date when there are still more than twenty course sessions left before commence of new course sessions when charged based on the number of the classes; and (iii) an academic after-school tutoring institution shall set up a custodian bank account for pre-payment
tuition fees it collects and the bank will provide fund custodian services without charging from the academic after-school tutoring institution and students.
Pursuant to the Law for Protection of Minors which was issued by the SCNPC on September 4, 1991 and was recently amended on October 17, 2020 and became effective on June 1, 2021, online education products and services which are targeted at minors shall not include any links to online games or provide any push advertisements and other information that is irrelevant to teaching. In addition, schools shall not use public holidays, weekends, winter and summer break periods to organize students in primary and secondary schools to take lessons collectively, which will aggregate students’ burden of study and after-school tutoring service providers may not provide primary school curriculum education to the preschool-aged minors.
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
The Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.
On August 22, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of fourteen via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of fourteen, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.
On April 13, 2020, the Office of the Central Cyberspace Affairs Commission, the MIIT and certain other government authorities jointly promulgated the Measures for Cybersecurity Reviews, which took effect on June 1, 2020. The Measures for Cybersecurity Reviews requires that critical information infrastructure operators purchasing network products and services, which affects or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. On July 10, 2021, the Office of the Central Cyberspace Affairs Commission published on its official website the Draft Amended Measures for Cybersecurity Reviews to solicit comments from the public, which, when formally promulgated and come into effect, will repeal the current effective Measures for Cybersecurity Reviews. The Draft Amended Measures for Cybersecurity Reviews provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. The Draft Amended Measures for Cybersecurity Reviews were released for public comment only and the final version and effective date of such Draft Amended Measures for Cybersecurity Reviews may be subject to change with substantial uncertainty.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education App, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.
Further, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off
general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which will take effects on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified
information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.
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
On September 2, 2021, the NDRC, the MOE and the SAMR jointly promulgated a Circular on Strengthening the Supervision over Fees for After-School Tutoring on Academic Subjects in Compulsory Education Stage, which provides that fees charged for online and offline after-school tutoring on academic subjects in compulsory education are subject to government-guided prices determined by local education administrations. The circular further provides that by the end of June each year, after-school institutions shall file with the local education administration, development and reform administration and market regulation administration the enrollment brochures, fee standards, teacher qualifications and other materials, along with incomes, costs, profits, related-party transactions and policy implementation information for the previous year.
Regulations Relating to Advertising and Promotion
The principal regulations governing advertising businesses in China are the PRC Advertising Law as last amended on October 26, 2018 and the Advertising Administrative Regulations issued on October 26, 1987. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR or its local branches.
Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Education and/or training advertisements shall not contain the following content: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing an examination, obtaining a certain degree or qualification or obtaining a certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and (iii) recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.
Advertisers, advertising operators and advertising distributors are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute is true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

In addition, the Anti-Unfair Competition Law promulgated by the SCNPC, last amended on April 23, 2019 requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades etc. as to defraud or mislead customers.
Regulations Relating to Anti-Monopoly
The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of the Anti-Monopoly Law and examination of national security shall be carried out pursuant to the relevant provisions of the PRC. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Ministry of Commerce Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Ministry of Commerce Security Review Regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.
On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review.
Regulation Related to Anti
Long-Arm
Jurisdiction
The MOFCOM issued Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the relevant governmental authorities shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion. Such factors include: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and/or (vi) other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with another country (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extraterritorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determines that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction providing that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.
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
SAFE promulgated SAFE Circular 19, effective in June 2015 to abolish SAFE Circular 142. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be used, directly or indirectly, for purposes beyond its business scope. Therefore, foreign-invested companies’ applications to make equity investment with their capital were often rejected on the ground of exceeding the business scope. SAFE promulgated SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the limitation on the use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company from prohibiting using such capital to issue RMB entrusted loans to prohibiting using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, for so long as there is a truthful equity investment, such equity investment does not violate applicable laws, and such equity investment complies with the negative list on foreign investment. The SAFE Circular 28 aims to lift the restriction on foreign-invested companies’ equity investment with capital on the ground of business scope implied by SAFE Circular 19. According to the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of income under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

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
Education, in which the general taxpayers providing
non-academic
educational services may apply a simple method for calculating the tax payable amount in accordance with the tax rate of 3%. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by Novel Coronavirus Infection issued by Ministry of Finance and SAT, or the Cai Shui [2020] No.8, due to the
COVID-19
virus, the VAT from providing daily life services were exempted from January 1, 2020 to March 31, 2021.
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
Further according to Circular 11, the
non-sensitive
projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment by companies established for financing and investing, such as fund institutions, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of such project. The non-sensitive
projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over US$300 million shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive
projects.
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

The following diagram sets out details of our significant subsidiaries and New Oriental China and its schools and subsidiaries as of May 31, 2021:

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

(1)
Beijing Century Friendship Education Investment Co., Ltd, or Century Friendship, is 99% owned by Mr. Michael Minhong Yu, our founder and executive chairman, and 1% owned by Mr. Zhihui Yang, our executive president and chief financial officer. In November 2019, Ms. Bamei Li, Mr. Yu’s mother, completed the transfer of the equity interest in Century Friendship held by her to Mr. Michael Minhong Yu and Mr. Zhihui Yang, prior to such transfer, Century Friendship was 80% owned by Mr. Yu and 20% owned by Ms. Bamei Li.

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

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly-owned subsidiaries in China, and our variable interest entities, their schools and subsidiaries and their shareholders. In the fiscal years ended May 31, 2019, 2020 and 2021, our variable interest entities contributed in aggregate 98.7%, 96.5% and 99.9% of our total net revenues, respectively.
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
Equity Pledge Agreements
.
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
Exclusive Option Agreement
.
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
Power of Attorney
.
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
Service Agreements
.
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

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on factors such as the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a
30-day
prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2019, 2020 and 2021, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$402.3 million, US$440.3 million and US$376.5 million, respectively. In accordance with the Amended Implementation Rules, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School from such agreement. We may take further necessary measures to comply with the Amended Implementation Rules.
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
Equity Pledge Agreement
.
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
Exclusive Option Agreement
.
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

Powers of Attorney
.
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
Exclusive Management Consultancy and Cooperation Agreement
.
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
Letters of Undertaking
.
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
Supplemental Agreement
.
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

Second Supplemental Agreement
.
Pursuant to the second supplemental agreement dated February 1, 2021 entered into by and among Dexin Dongfang, Zhuhai Chongsheng, Xi’an Ruiying Huishi Network Technology Co., Ltd., or Xi’an Ruiying, Hainan Haiyue Dongfang Network Technology Co., Ltd., or Hainan Haiyue, Wuhan Dongfang Youbo Network Technology Co., Ltd., or Wuhan Dongfang, Beijing Xuncheng and its subsidiaries and all of its shareholders, Xi’an Ruiying, Hainan Haiyue and Wuhan Dongfang joined as parties to the contractual agreements between Dexin Dongfang, Beijing Xuncheng and its subsidiaries and shareholders (including the Exclusive Option Agreement, Exclusive Management Consultancy and Cooperation Agreement, Equity Pledge Agreement, Letters of Undertaking and Powers of Attorney) and the supplemental agreement. Pursuant to the second supplemental agreement, Xi’an Ruiying, Hainan Haiyue and Wuhan Dongfang assumed the same rights and share the same obligations as Dexin Dongfang and Zhuhai Chongsheng under the contractual agreements and the supplemental agreement.
Acceptance Letter
.
Beijing Dongfang Youbo Network Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated October 10, 2019 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement.
On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, which became effective on September 1, 2021, or the Amended Implementation Rules. The Amended Implementation Rules provide that a private school providing compulsory education is prohibited from conducting transactions with its related party. New Oriental China has two private schools providing compulsory education, Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School. As a result of the effectiveness of the Amended Implementation Rules from September 1, 2021, we shall not conduct any related party transaction, including the related party transaction under our contractual arrangements with these two compulsory-education schools. In accordance with the Amended Implementation Rules, the master exclusive service agreement entered between Beijing Pioneer and New Oriental China, was further amended and effective from September 1, 2021, to exclude Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School from such agreement. We may take further necessary measures to comply with the Amended Implementation Rules.
In addition, on July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age
children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age
children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students on grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion.
In the opinion of Tian Yuan Law Firm, our PRC legal counsel, as of May 31, 2021:

•
(i) the corporate structure of New Oriental China and its schools and subsidiaries, and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries, Dexin Dongfang and Zhuhai Chongsheng are not in violation of existing PRC laws and regulations as of May 31, 2021; and

•
(i) the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China, and (ii) the contractual arrangements among Dexin Dongfang, Zhuhai Chongsheng, Beijing Xuncheng and its subsidiaries and shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations in effect as of May 31, 2021.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, if the relevant government authorities take a different view from ours on the Preschool Opinions and/or the Amended Implementation Rules and determine that our for-profit
and/or
non-profit
kindergartens and/or compulsory education schools shall be excluded from our company, we may be requested to unwind the contractual arrangements for some or all of our kindergartens and/or compulsory education schools. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our education business in China do not comply with PRC regulatory restrictions on foreign investment in the education business, we could be subject to severe penalties. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment
Our headquarters are located in Beijing, China, where we own approximately 49,000 square meters of office and training center. In addition, we own approximately 210,000 square meters of schools in Yangzhou and an aggregate of approximately 52,000 square meters of space for our schools, learning centers and bookstores in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Changsha, Hangzhou, Zhengzhou and Hefei. We lease all of our facilities for our schools, learning centers and bookstores in 96 other cities throughout China. For more information concerning our schools, learning centers and bookstores, see “Item 4. Information on the Company—B. Business Overview—Our Network.”

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
General Factors Affecting Our Results of Operations
We have benefited significantly from favorable demographic trends, the overall economic growth and the demand for high-quality educational services in China. We expect that the demand for private educational services in China will be driven by (i) increasing disposable income per capita along with increasing level of urbanization, (ii) increasing education and employment opportunities requiring educational services beyond school curriculum, and (iii) advancement and wide application of innovative technology.

However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the private education industry in China, which in turn may harm our business and results of operations and any heightened tension in international relations or global pandemic can have an adverse impact on our overseas related businesses, such as test preparation and consulting services. For example, on July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age
children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age
children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring” for more details.
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
Our future results of operations will depend significantly upon our ability to maintain and increase student enrollments both online and offline and offer a greater variety of courses, including those related to non-academic
subjects. Our business changes may result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our further development, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing areas. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our business. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.
Impact of
COVID-19
The outbreak of
COVID-19
pandemic around the globe has had and is expected to continue to have an impact on our operations and financial performance. Our student acquisition efforts were affected, and the enrollment for summer courses were delayed in 2020. While our
K-12
after-school tutoring courses, or
“K-12
AST courses”, experienced continued growth, our overseas related businesses, including test preparation and consulting services, have been negatively affected due to cancellation of overseas exams, suspension of overseas schools and restrictions on travels.

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
The
COVID-19
outbreak may continue affect our business operations and its financial condition and operating results for the fiscal year 2022, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long term investments and impairment of long-lived assets.
Selected Statements of Operations Items
Net Revenues
.
In the fiscal years ended May 31, 2019, 2020 and 2021, we generated total net revenues of US$3,096.5 million, US$3,578.7 million and US$4,276.5 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.
We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 90.0%, 90.3% and 92.1% of our total net revenues in the fiscal years ended May 31, 2019, 2020 and 2021, respectively; and

•	books and other services, which accounted for 10.0%, 9.7% and 7.9% of our total net revenues in the fiscal years ended May 31, 2019, 2020 and 2021, respectively.
Educational Programs and Services
. Our educational programs and services consist of
K-12
AST, test preparation, and other courses (which we formerly referred to as language training and test preparation courses), pre-school
education, primary and secondary school education and online education. Revenues from
K-12
AST, test preparation, and other courses accounted for 84.2%, 85.0% and 85.8%, respectively, of our total net revenues in the fiscal years ended May 31, 2019, 2020 and 2021.
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

Books and Other Services
. We distribute and sell books and other educational materials developed or licensed by us through our own distribution channels, which consist of our bookstores and websites, and also through third-party distributors. We normally provide books and other educational materials that are required for our courses and do not separately charge students for these items. We recognize revenues from sales of books and other educational materials when the products are sold to end customers. As we believe successful content development is important to the success of our business, we intend to continuously enhance the quality and breadth of our education content offerings and distribute more books and other educational materials through our own bookstores, as well as third-party distributors.
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

	For the Years Ended May 31,
	2019		2020		2021
(in thousands, except percentages)	US$	%	US$	%	US$	%
Net revenues	3,096,491	100.0	3,578,682	100.0	4,276,539	100.0
Operating cost and expenses:
Cost of revenues	(1,376,269)	(44.5)	(1,588,899)	(44.4)	(2,036,875)	(47.6)
Selling and marketing	(384,287)	(12.4)	(445,259)	(12.4)	(600,778)	(14.0)
General and administrative	(1,028,783)	(33.2)	(1,145,521)	(32.0)	(1,489,826)	(34.8)

Impairment loss on intangible assets and goodwill	(5,245)	(0.2)	—	—	(31,794)	(0.7)

Total operating cost and expenses	(2,794,584)	(90.3)	(3,179,679)	(88.9)	(4,159,273)	(97.3)

Cost of Revenues
. Cost of revenues for educational programs and services primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services, as well as costs of course materials.
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
Selling and Marketing Expenses
. Our selling and marketing expenses primarily consist of human resources expenses and other expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purpose.
General and Administrative Expenses
. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, R&D expenses, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities.

Share-based Compensation Expenses
In January 2016, we adopted the 2016 Share Incentive Plan, under which we are authorized to issue up to 100,000,000 common shares (taking into account the one-for-ten
share split that took effect on March 10, 2021) pursuant to awards (including options) granted to our employees, directors and consultants. Since the adoption of our 2016 Share Incentive Plan, we have granted a total of 50,922,168 non-vested
equity shares, among which, 1,817,150 and 19,595,518 were granted in the fiscal years ended May 31, 2020 and 2021, respectively, 1,437,440 and 428,228 shares were forfeited in the fiscal years ended May 31, 2020 and 2021, respectively.
On July 13, 2018, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn
Pre-IPO
Share Option Scheme, under which Koolearn is authorized to issue up to 47,836,985 shares in Koolearn pursuant to awards granted to the directors, senior management, employees and contractors of Koolearn. Since the adoption of the Koolearn
Pre-IPO
Share Option Scheme, Koolearn has granted options to obtain an aggregate of 47,836,985 shares in Koolearn to 144 grantees under the Koolearn
Pre-IPO
Share Option Scheme. 680,500 shares were forfeited and no shares were cancelled in the fiscal year ended May 31, 2021.
On January 30, 2019, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn
Post-IPO
Share Option Scheme, under which Koolearn is authorized to issue up to 91,395,910 shares in Koolearn pursuant to awards granted to, among others, directors, employees of Koolearn or its affiliate. Since the adoption of the Koolearn
Post-IPO
Share Option Scheme, Koolearn has granted options to obtain an aggregate of 65,000,000 shares in Koolearn to 650 grantees under the Koolearn
Post-IPO
Share Option Scheme. 12,773,185 shares were forfeited and 30,000 shares were cancelled in the fiscal year ended May 31, 2021.
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

	For the Years Ended May 31,
	2019		2020		2021
(in thousands, except percentages)	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expense:
Cost of revenues	134	0.2	2,224	3.6	6,698	9.7
Selling and marketing	1,205	1.7	4,227	6.8	6,922	10.1
General and administrative	69,997	98.1	55,606	89.6	55,260	80.2

Total	71,336	100.0	62,057	100.0	68,880	100.0

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
With regard to income tax, enterprises in China are generally subject to enterprise income tax at a rate of 25%. Enterprise that qualifies as a high and new technology enterprise (“HNTE”) is subject to a tax rate of 15%. Beijing Shenghe, and Beijing Pioneer’s HNTE certificates will terminate on November 30, 2021. Kuxue Huisi and Dogwood Cultural’s HNTE certificates will terminate on October 31, 2021. These four enterprises are in the process of renewing their HNTE qualification. Once their renewals are completed, they will be eligible for a favorable enterprise income tax rate of 15% starting January 1, 2021. Beijing Smart Wood, Beijing Hewstone, Beijing Right Time, Beijing Joy Tend, Beijing Decision, Beijing Magnificence, Dexin Dongfang, Beijing Sifenke Education Consulting Company Limited,
Be-linked
Online Education and Xuncheng continued to qualify as HNTE and were subject to a tax rate of 15% during the year ended May 31, 2021.
Hainan Haiyue, Hainan Dongfang Zhixin Technology Company Limited, Zhuhai Chongsheng, Zhuhai Zekai Software Technology Company Limited, Hainan Dongfang Huizhi Technology Company Limited enjoyed the enterprise income tax of 15% because of the preferential corporate income tax policies for local tax concessions.
Enterprise that qualifies as the newly established software enterprise (“NESE”) is exempt from the enterprise income tax for two years beginning from the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Jinghong, Beijing Zhiyuan Hangcheng Software Technology Company Limited, Beijing Chuangying Oriental Technology Co., Ltd, and Beijing Zhihong Oriental Technology Co., Ltd were qualified as NESE and enjoyed the EIT tax benefit from January 2017 to December 2021, from January 2019 to December 2023, from January 2019 to December 2023, and from January 2019 to December 2023, respectively.
In addition, under the current regulatory regime, whether our schools are entitled to any preferential income tax treatment remains unclear, and practice varies across different cities in China. Pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. To date, no regulations have been promulgated by the relevant authorities with regard to the preferential income tax treatment applicable to private schools requiring reasonable returns. As of May 31, 2021, 11 of our schools elected as schools not requiring reasonable returns, and 31 of our schools elected as schools requiring reasonable returns and the remaining schools were not classified or registered as companies. The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit
or
for-profit
private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit
private schools, and after-school tutoring institutions providing tutoring services on academic subjects can only be registered as non-profit
private schools under the Alleviating Burden Opinion. Pursuant to the Amended Private Education Law,
non-profit
private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit
private schools are still unclear. Due to a lack of implementation rules, whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. Among our schools in four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2021, three schools are subject to the standard 25% enterprise income tax rate and one school was not required by the governing tax bureau to pay any EIT from its establishment through May 31, 2021.

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
Recent Acquisitions
During the year ended May 31, 2021, we made several business acquisitions, which were insignificant. The total cash consideration of these other business acquisitions was US$15.2 million, in which US$13.1 million had been paid during the year ended May 31, 2021.
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

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2019	2020	2021
Net revenues:
Educational programs and services	2,785,254	3,230,378	3,936,969
Books and other services	311,237	348,304	339,570

Total net revenues	3,096,491	3,578,682	4,276,539
Operating cost and expenses: (1)
Cost of revenues	(1,376,269)	(1,588,899)	(2,036,875)
Selling and marketing	(384,287)	(445,259)	(600,778)
General and administrative	(1,028,783)	(1,145,521)	(1,489,826)
Impairment loss on intangible assets and goodwill (4)	(5,245)	—	(31,794)

Total operating cost and expenses	(2,794,584)	(3,179,679)	(4,159,273)

Gain on disposal of a subsidiary	3,627	—	—

Operating income	305,534	399,003	117,266

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2019	2020	2021
Other income, net:
Interest income	97,530	116,117	141,511
Interest expense	(1,615)	(4,627)	(6,747)
Realized gain from long-term investments	26,379	407	3,535
Impairment loss from long-term investments	(5,919)	(31,750)	(40,207)
Loss from fair value change of long-term investments	(104,636)	(18,451)	(3,824)
Miscellaneous income, net	(1,424)	27,137	103,443

Provision for income (loss) taxes:
Current	(103,031)	(142,992)	(127,313)
Deferred	17,317	8,630	43,725

Provision for income taxes	(85,714)	(134,362)	(83,588)

(Loss) gain from equity method investments	(2,289)	1,385	(1,368)

Net income	227,846	354,859	230,021

Less: Net income (loss) attributable to noncontrolling interests	(10,219)	(58,474)	(104,393)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	238,065	413,333	334,414

Net income per common share attributable to shareholders of New Oriental Education & Technology Group Inc. (2)(3)
-Basic	0.15	0.26	0.20

-Diluted	0.15	0.26	0.20

Weighted average shares used in calculating basic net income per common share (3)	1,582,938,900	1,584,295,760	1,645,463,440
Weighted average shares used in calculating diluted net income per common share (3)	1,590,393,450	1,595,368,900	1,651,982,384

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2019	2020	2021
Cost of revenues	134	2,224	6,698
Selling and marketing	1,205	4,227	6,922
General and administrative	69,997	55,606	55,260

Total	71,336	62,057	68,880

(2)	Each ADS represents one common share
(3)
For the years ended May 31, 2019 and 2020, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the
1-for-10
share split that became effective on March 10, 2021.

(4)
The amount of impairment loss on intangible assets and goodwill that has been reclassified to conform to the current period financial statement presentation were US$5.2 million and nil for the years ended May 31, 2019 and 2020, respectively.

Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020
Net Revenues
. Our total net revenues increased by 19.5% from US$3,578.7 million for the fiscal year ended May 31, 2020 to US$4,276.5 million for the fiscal year ended May 31, 2021. This increase was due to the increased revenues from educational programs. The number of student enrollment is the main driver for our revenue. We track the number of student enrollment as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

•
Educational Programs and Services
. Net revenues from our educational programs and services increased by 21.9% from US$3,230.4 million for the fiscal year ended May 31, 2020 to US$3,937.0 million for the fiscal year ended May 31, 2021. This increase was primarily due to the growth in revenues from
K-12
AST, test preparation, and other courses from US$3,040.7 million in the fiscal year ended May 31, 2020 to US$3,667.3 million in the fiscal year ended May 31, 2021. The increase in revenues from
K-12
AST, test preparation, and other courses was mainly attributable to the increase in revenues from
K-12
AST courses, partially offset by a decrease in revenues from overseas test preparation courses due to the COVID 19 pandemic. The increase in revenues from
K-12
AST courses was mainly due to the increase in student enrollment in those courses. The number of student enrollments for our
K-12
AST, test preparation, and other courses increased from approximately 10.6 million in the fiscal year ended May 31, 2020 to approximately 12.5 million in the fiscal year ended May 31, 2021.

•
Books and Other Services
. Net revenues from sales of books and other educational materials and services decreased by 2.5% from US$348.3 million in the fiscal year ended May 31, 2020 to US$339.6 million in the fiscal year ended May 31, 2021, primarily due to the decreased revenue of US$16.8 million from overseas study tour in the fiscal year ended May 31, 2021.

Operating Cost and Expenses
. Our total operating cost and expenses increased by 30.8% from US$3,179.7 million in the fiscal year ended May 31, 2020 to US$4,159.3 million in the fiscal year ended May 31, 2021. This increase resulted from increases in each of our cost of revenues, selling and marketing expenses, general and administrative expenses and impairment loss in intangible assets and goodwill. Our operating cost and expenses continue to increase as we continue to open new schools and learning centers and hire additional teachers. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget accordingly. Our total numbers of schools and learning centers were 122 and 1,547, respectively, as of May 31, 2021, compared to 104 and 1,361, respectively, as of May 31, 2020. We employed approximately 41,400 and 54,200 teachers as of May 31, 2020 and 2021, respectively.

•
Cost of Revenues
. Our cost of revenues increased by 28.2% from US$1,588.9 million in the fiscal year ended May 31, 2020 to US$2,036.9 million in the fiscal year ended May 31, 2021. This increase was in line with the increase in revenues and primarily due to an increase in teachers’ compensation for more aggregated teaching hours and higher rental costs for the increased number of schools and learning centers in operation during the fiscal year ended May 31, 2021.

•
Selling and Marketing Expenses
. Our selling and marketing expenses increased by 34.9% from US$445.3 million in the fiscal year ended May 31, 2020 to US$600.8 million in the fiscal year ended May 31, 2021. This increase was primarily due to the increase in online marketing efforts and the addition of marketing staff with the aim of rolling out our OMO (online-merge-offline) system to capture the new market opportunity during COVID 19 pandemic, especially for new initiatives in our pure online education platform, Koolearn.com.

•
General and Administrative Expenses
. Our general and administrative expenses increased by 30.1% from US$1,145.5 million in the fiscal year ended May 31, 2020 to US$1,489.8 million in the fiscal year ended May 31, 2021. This increase was primarily due to an increase of US$152.0 million in human resources expenses, and an increase of US$157.9 million in general operational expenses as a result of the increased headcount as we grew our network of schools and learning centers, as well as increases in research and development expenses and human resources expenses related to the development of our online and offline integrated education ecosystem during the fiscal year ended May 31, 2021.

Other Income, Net
. Our other income, net increased from US$88.8 million in the fiscal year ended May 31, 2020 to US$197.7 million in the fiscal year ended May 31, 2021, which was primarily due to loss from fair value change of long-term investments in the fiscal year ended May 31, 2020 and certain VAT exemption due to the
COVID-19
in the fiscal year ended May 31, 2021.
Provision for Income Tax
. Our income tax expense decreased by 37.8% from US$134.4 million in the fiscal year ended May 31, 2020 to US$83.6 million in the fiscal year ended May 31, 2021. The decrease was primarily due to an increase in net operating loss carry-forward for deferred tax assets in the fiscal year ended May 31, 2021.

Net Income.
As a result of the foregoing, our net income for the fiscal year ended May 31, 2021 was US$230.0 million, compared to US$354.9 million for the fiscal year ended May 31, 2020.
Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019
Net Revenues
. Our total net revenues increased by 15.6% from US$3,096.5 million for the fiscal year ended May 31, 2019 to US$3,578.7 million for the fiscal year ended May 31, 2020. This increase was due to the increased revenues from both educational programs and services as well as from books and other services. The number of student enrollment is the main driver for our revenue. We track the number of student enrollment as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

•
Educational Programs and Services
. Net revenues from our educational programs and services increased by 16% from US$2,785.3 million for the fiscal year ended May 31, 2019 to US$3,230.4 million for the fiscal year ended May 31, 2020. This increase was primarily due to the growth in revenues from
K-12
AST, test preparation, and other courses from US$2,605.8 million in the fiscal year ended May 31, 2019 to US$3,040.7 million in the fiscal year ended May 31, 2020. The increase in revenues from
K-12
AST, test preparation, and other courses was mainly attributable to the increase in revenues from
K-12
AST courses, partially offset by a decrease in revenues from overseas test preparation courses due to the COVID 19 pandemic. The increase in revenues from
K-12
AST courses was mainly due to the increase in student enrollment in those courses. The number of student enrollments for our
K-12
AST, test preparation, and other courses increased from approximately 8.4 million in the fiscal year ended May 31, 2019 to approximately 10.6 million in the fiscal year ended May 31, 2020, despite the dampened growth in the quarter ended May 31, 2020 due to the impact of COVID 19.

•
Books and Other Services
. Net revenues from sales of books and other educational materials and services increased by 11.9% from US$311.2 million in the fiscal year ended May 31, 2019 to US$348.3 million in the fiscal year ended May 31, 2020, primarily due to the increased revenue of US$30.1 million from overseas consulting business in the fiscal year ended May 31, 2020.

Operating Cost and Expenses
. Our total operating cost and expenses increased by 13.8% from US$2,794.6 million in the fiscal year ended May 31, 2019 to US$3,179.7 million in the fiscal year ended May 31, 2020. This increase resulted from increases in each of our cost of revenues, selling and marketing expenses and general and administrative expenses. Our operating cost and expenses continue to increase as we continue to open new schools and learning centers and hire additional teachers. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget accordingly. Our total numbers of schools and learning centers were 104 and 1,361, respectively, as of May 31, 2020, compared to 95 and 1,159, respectively, as of May 31, 2019. We employed approximately 33,900 and 41,400 teachers as of May 31, 2019 and 2020, respectively.

•
Cost of Revenues
. Our cost of revenues increased by 15.4% from US$1,376.3 million in the fiscal year ended May 31, 2019 to US$1,588.9 million in the fiscal year ended May 31, 2020. This increase was in line with the increase in revenues and primarily due to an increase in teachers’ compensation for more aggregated teaching hours and higher rental costs for the increased number of schools and learning centers in operation during the fiscal year ended May 31, 2020.

•
Selling and Marketing Expenses
. Our selling and marketing expenses increased by 15.9% from US$384.3 million in the fiscal year ended May 31, 2019 to US$445.3 million in the fiscal year ended May 31, 2020. This increase was primarily due to the increase in online marketing efforts and the addition of a number of customer service representatives and marketing staff with the aim of capturing the new market opportunity during COVID 19 pandemic, especially for new initiatives in our pure online education platform, Koolearn.com.

•
General and Administrative Expenses
. Our general and administrative expenses increased by 10.8% from US$1,034.0 million in the fiscal year ended May 31, 2019 to US$1,145.5 million in the fiscal year ended May 31, 2020. This increase was primarily due to an increase of US$41.3 million in human resources expenses, and an increase of US$34.7 million in general operational expenses during the fiscal year ended May 31, 2020.

Other Income, Net
. Our other income, net increased from US$10.3 million in the fiscal year ended May 31, 2019 to US$88.8 million in the fiscal year ended May 31, 2020, which was primarily due to higher loss from fair value change of long-term investments in the fiscal year ended May 31, 2019 and certain VAT exemption due to the
COVID-19
in the fiscal year ended May 31, 2020.
Provision for Income Tax
. Our income tax expense increased by 56.8% from US$85.7 million in the fiscal year ended May 31, 2019 to US$134.4 million in the fiscal year ended May 31, 2020. The increase was primarily due to an increase in valuation allowance for deferred tax assets in the fiscal year ended May 31, 2020.
Net Income
. As a result of the foregoing, our net income for the fiscal year ended May 31, 2020 was US$354.9 million, compared to US$227.8 million for the fiscal year ended May 31, 2019.
Discussion of Segment Operations
For the years ended May 31, 2019, 2020 and 2021, we identified seven operating segments, including
(i) K-12
AST, test preparation, and other courses, (ii) primary and secondary school education, (iii) online education, (iv) content development and distribution,
(v) pre-school
education, (vi) overseas study consulting services, and (vii) study tour. During the years ended May 31, 2019 and 2020, we identified
K-12
AST, test preparation and other courses, as a reportable segment, and online education, content development and distribution, overseas study consulting services, pre-school
education, primary and secondary school education and study tour operating segments were aggregated as others because individually they did not exceed the 10% quantitative threshold. During the year ended May 31, 2021, online education became a reportable segment as it individually exceeded the 10% quantitative threshold. As a result, prior period segment information has been restated to conform to the fiscal year of 2021.
Net revenues from our
K-12
AST, test preparation, and other courses accounted for 84.2%, 85.0% and 85.8%, respectively, of our total net revenues in the fiscal years ended May 31, 2019, 2020 and 2021. Net revenues from online education accounted for 5.5%, 4.3% and 4.9%, respectively, of our total net revenues in the fiscal years ended May 31, 2019, 2020 and 2021. We recognize revenues from course fees collected for enrollment in our
K-12
AST, test preparation, and other courses, and online education proportionally as we deliver the instruction over the period of the course.
Cost of revenues for our
K-12
AST, test preparation, and other courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for online education primarily consists of teaching staff costs and course research staff costs.
Selling and marketing expenses for each of our reportable segments primarily consist of marketing and promotion expenses and other costs related to our selling and marketing activities for the corresponding reportable segment.
General and administrative expenses for each of our reportable segments primarily consist of compensation and benefits of administrative staff of our reportable segments, compensation and benefits, rental and utilities payments relating to office and administrative functions of our reportable segments, depreciation and amortization of property and equipment used in the general and administrative activities of our reportable segments and, to a lesser extent, costs to develop our curriculum.

The following table lists our net revenues and operating cost and expenses by reportable segment for the periods indicated.

	For the Years Ended May 31,
(in thousands of US$)	2019	2020	2021
Net revenues of the reportable segment:
K-12 AST, test preparation, and other courses	2,605,829	3,040,741	3,667,270
Online education	132,844	152,542	210,591

Total net revenues of the reportable segment	2,738,673	3,193,283	3,877,861

Total net revenues of our company	3,096,491	3,578,682	4,276,539

Operating cost and expenses of the reportable segment:
Cost of revenues:
K-12 AST, test preparation, and other courses	(1,128,355)	(1,304,239)	(1,680,779)
Online education	(59,878)	(84,896)	(145,428)
Selling and marketing:
K-12 AST, test preparation, and other courses	(212,170)	(218,739)	(326,708)
Online education	(65,289)	(126,471)	(175,092)
General and administrative:
K-12 AST, test preparation, and other courses	(675,315)	(729,125)	(955,211)

Online education	(40,773)	(69,060)	(124,897)

Total operating cost and expenses of the reportable segments	(2,181,780)	(2,532,530)	(3,408,115)

Total operating cost and expenses of our company	(2,794,584)	(3,179,679)	(4,159,273)

Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020
Net Revenues of Reportable Segments
Net Revenues of
K-12
AST, Test Preparation, and Other Courses
Net revenues from our
K-12
AST, test preparation, and other courses increased by 20.6% from US$3,040.7 million for the fiscal year ended May 31, 2020 to US$3,667.3 million for the fiscal year ended May 31, 2021, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020—Net Revenues—Educational Programs and Services.”
Net Revenues of Online Education
Net revenues from online education increased by 38.1% from US$152.5 million for the fiscal year ended May 31, 2020 to US$210.6 million for the fiscal year ended May 31, 2021, primarily due to the increased student enrolments of online education.

Operating Costs and Expenses of Reportable Segments
Operating Cost and Expenses of
K-12
AST, Test Preparation, and Other Courses

•
Cost of Revenues
. Cost of revenues for our
K-12
AST, test preparation, and other courses increased by 28.9% from US$1,304.2 million for the fiscal year ended May 31, 2020 to US$1,680.8 million for the fiscal year ended May 31, 2021, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020—Operating Costs and Expenses—Cost of Revenues.”

•
Selling and Marketing Expenses
. Selling and marketing expenses for our
K-12
AST, test preparation, and other courses increased by 49.4% from US$218.7 million for the fiscal year ended May 31, 2020 to US$326.7 million for the fiscal year ended May 31, 2021, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020—Operating Costs and Expenses—Selling and Marketing Expenses.”

•
General and Administrative Expenses
. General and administrative expenses for our
K-12
AST, test preparation, and other courses increased by 31.0% from US$729.1 million for the fiscal year ended May 31, 2020 to US$955.2 million for the fiscal year ended May 31, 2021, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020—Operating Costs and Expenses—General and Administrative Expenses.”

Operating Cost and Expenses of Online Education

•
Cost of Revenues
. Cost of revenues for online education increased by 71.3% from US$84.9 million for the fiscal year ended May 31, 2020 to US$145.4 million for the fiscal year ended May 31, 2021, primarily due to an increase in teaching staff costs and course research staff costs.

•
Selling and Marketing Expenses
. Selling and marketing expenses for online education increased by 38.4% from US$126.5 million for the fiscal year ended May 31, 2020 to US$175.1 million for the fiscal year ended May 31, 2021, primarily due to an increase in staff costs, as we established multi-channel marking teams.

•
General and Administrative Expenses
. General and administrative expenses for online education increased by 80.8% from US$69.1 million for the fiscal year ended May 31, 2020 to US$124.9 million for the fiscal year ended May 31, 2021, primarily due to an increase in share-based compensation expenses and staff costs.

Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019
Net Revenues of Reportable Segments
Net Revenues of
K-12
AST, Test Preparation, and Other Courses
Net revenues from our
K-12
AST, test preparation, and other courses increased by 16.7% from US$2,605.8 million for the fiscal year ended May 31, 2019 to US$3,040.7 million for the fiscal year ended May 31, 2020, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019—Net Revenues—Educational Programs and Services.”
Net Revenues of Online Education
Net revenues from online education increased by 14.8% from US$132.8 million for the fiscal year ended May 31, 2019 to US$152.5 million for the fiscal year ended May 31, 2020, primarily due to increased student enrolments of online education.

Operating Costs and Expenses of Reportable Segments
Operating Cost and Expenses of
K-12
AST, Test Preparation, and Other Courses

•
Cost of Revenues
. Cost of revenues for our
K-12
AST, test preparation, and other courses increased by 15.6% from US$1,128.4 million for the fiscal year ended May 31, 2019 to US$1,304.2 million for the fiscal year ended May 31, 2020, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019—Operating Costs and Expenses—Cost of Revenues.”.

•
Selling and Marketing Expenses
. Selling and marketing expenses for our
K-12
AST, test preparation, and other courses increased by 3.1% from US$212.2 million for the fiscal year ended May 31, 2019 to US$218.7 million for the fiscal year ended May 31, 2020, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019—Operating Costs and Expenses—Selling and Marketing Expenses.”

•
General and Administrative Expenses
. General and administrative expenses for our
K-12
AST, test preparation, and other courses increased by 8.0% from US$675.3 million for the fiscal year ended May 31, 2019 to US$729.1 million for the fiscal year ended May 31, 2020, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2020 Compared to Fiscal Year Ended May 31, 2019—Operating Costs and Expenses—General and Administrative Expenses.”

Operating Cost and Expenses of Online Education

•
Cost of Revenues
. Cost of revenues for online education increased by 41.7% from US$59.9 million for the fiscal year ended May 31, 2019 to US$84.9 million for the fiscal year ended May 31, 2020, primarily due to an increase in teaching staff costs and course research staff costs.

•
Selling and Marketing Expenses
. Selling and marketing expenses for online education increased by 93.7% from US$65.3 million for the fiscal year ended May 31, 2019 to US$126.5 million for the fiscal year ended May 31, 2020, primarily due to a substantial increase in marketing expenses and staff costs.

•
General and Administrative Expenses
. General and administrative expenses for online education increased by 69.4% from US$40.8 million for the fiscal year ended May 31, 2019 to US$69.1 million for the fiscal year ended May 31, 2020, primarily due to an increase in staff costs and share-based compensation expenses.

Inflation
According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2019, 2020 and 2021 were increases of 2.5%, 2.4% and 1.3%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.
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
K-12
AST, test preparation, and other courses,
pre-school
education, primary and secondary school education and online education. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition is generally collected in advance and is initially recorded as deferred revenue. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those unearned portion of the fee is available to be returned. Historically, we have not had material refund. We recognize the revenue, net of VAT and surcharges from the educational programs and services proportionately when the services are delivered. US$3,667 million of revenues of educational programs and services was derived from
K-12
AST, test preparation and other courses, and the remaining amount was derived from other segments.
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

Consolidation of Variable Interest Entity
The PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China and its subsidiaries and schools. We have, through our wholly-owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries, and their shareholders such that New Oriental China and its schools and subsidiaries (collectively the “VIEs”) are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out
rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs in consideration for the services provided by our wholly-owned subsidiaries in China as of May 31, 2021. Accordingly, as the primary beneficiary of the VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.
On May 10, 2018, Dexin Dongfang, a wholly-owned PRC subsidiary of Koolearn, our controlled subsidiary, entered into contractual arrangements with Beijing Xuncheng, its subsidiaries, and its shareholders such that Beijing Xuncheng and its subsidiaries (collectively the “Xuncheng VIEs”) are considered variable interest entities for which Koolearn is considered as their primary beneficiary. We believe Koolearn has substantive kick-out
rights per the terms of the exclusive option agreement, which gives Koolearn the power to control the shareholders of Beijing Xuncheng. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for Koolearn to exercise its rights under the exclusive option agreement. A simple majority vote of Koolearn’s board of directors is required to pass a resolution to exercise its rights under the exclusive option agreement, for which consent of the shareholders of Beijing Xuncheng is not required. Therefore, we believe this gives Koolearn the power to direct the activities that most significantly impact the Xuncheng VIEs’ economic performance. We believe that Koolearn’s ability to exercise effective control, together with the exclusive management consultancy and business cooperation agreement and the equity pledge agreement, give Koolearn the rights to receive substantially all of the economic benefits from the Xuncheng VIEs in consideration for the services provided by Koolearn’s wholly-owned subsidiaries in China as of May 31, 2021. Accordingly, as the primary beneficiary of the Xuncheng VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.
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
Pursuant to the second supplemental agreement dated February 1, 2021 entered into by and among Dexin Dongfang, Zhuhai Chongsheng, Xi’an Ruiying, Hainan Haiyue, Wuhan Dongfang, Beijing Xuncheng and its subsidiaries and all of its shareholders, Xi’an Ruiying, Hainan Haiyue and Wuhan Dongfang joined as parties to the contractual agreements between Dexin Dongfang, Beijing Xuncheng and its subsidiaries and shareholders and the supplemental agreement. Pursuant to the second supplemental agreement, Xi’an Ruiying, Hainan Haiyue and Wuhan Dongfang assumed the same rights and share the same obligations as Dexin Dongfang and Zhuhai Chongsheng under the contractual agreements and the supplemental agreement.

On October 10, 2019, Beijing Dongfang Youbo Network Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the exclusive management consultancy and business cooperation agreement.
On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, which became effective on September 1, 2021, or the Amended Implementation Rules. The Amended Implementation Rules provide that a private school providing compulsory education is prohibited from conducting transactions with its related party. New Oriental China has two private schools providing compulsory-education, Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School. As a result of the effectiveness of the Amended Implementation Rules from September 1, 2021, we shall not conduct any related party transaction, including the related party transaction under our contractual arrangements with these two compulsory-education schools. One of our wholly-owned subsidiaries, Beijing Pioneer, has entered into a master exclusive service agreement on September 19, 2014, as amended, with New Oriental China to enable our wholly-owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries. In accordance with the Amended Implementation Rules, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School from such agreement. We may take further necessary measures to comply with the Amended Implementation Rules.
In addition, on July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (iii) online tutoring for preschool-age
children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age
children is also strictly prohibited. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students on grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion.
As advised by Tian Yuan Law Firm, our PRC legal counsel, our corporate structure in China did not violate any existing PRC laws and regulations as of fiscal year ended May 31, 2021 covered by this report. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Alleviating Burden Opinion, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Risk factors—D. Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership,” “Item 3. Risk factors—D. Risks Related to Our Corporate Structure —Our ability to enforce the equity pledge agreements between us and the shareholders of our variable interest entities may be subject to limitations based on PRC laws and regulations” and “Item 3. Risk factors— D. Risks Related to Our Corporate Structure —The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2019, 2020 and 2021, the VIEs contributed in aggregate 98.7%, 96.5% and 99.9%, respectively, of our total net revenues. As of the years ended May 31, 2019, 2020 and 2021, the VIEs accounted for an aggregate of 67.5%, 74.0% and 68.0%, respectively, of the consolidated total assets, and 90.5%, 93.9% and 92.6%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash, investments and commercial property.
Long-term investments
Our long-term investments include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments and available-for-sale
investments.
Equity securities

•	Equity securities with readily determinable fair values
Equity securities with readily determinable fair values are measured at fair value and any changes in fair value are recognized in the consolidated statements of operations.

•	Equity securities without readily determinable fair values
We elect a practicability exception to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.
We review the equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, we recognize an impairment loss equal to the difference between the carrying value and the fair value in the consolidated statements of operations.
Equity method investments
Investee companies over which we have the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance
common shares, are accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where we hold less than a 20% equity or voting interest, we may also have significant influence.
Under the equity method, we initially records its investment at cost and subsequently recognizes the proportionate share of each equity investee’s net income or loss after the date of investment into the consolidated statements of operations and accordingly adjusts the carrying amount of the investment.
We review its equity method investments for impairment whenever an event or circumstance indicates that an other-than- temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Available-for-sale
investments
For investments in investee’s shares which are determined to be debt securities, we account for them as available-for-sale
investments when they are not classified as either trading or held-to-maturity
investments.
Available-for-sale
investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive income (loss). Realized gains or losses on the sales of these securities are recognized in the consolidated statements of operations. We measured the fair value of available-for-sale investments based on recent transactions or based on the market approach or income approach when no recent transactions are available.
We evaluate each individual investment periodically for impairment. For investments where we do not intend to sell, we evaluate whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit
related is recorded in accumulated other comprehensive income as a component of shareholder’s equity.
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
Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2021, we had US$1,612.2 million and US$19.9 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.
We expect to require cash to fund our ongoing business needs, particularly the rent and other cost and expenses relating to developing new businesses. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended May 31,
(in thousands of US$)	2019	2020	2021
Net cash provided by operating activities	805,648	804,455	1,130,085
Net cash used in investing activities	(574,712)	(1,256,370)	(2,177,639)
Net cash (used in) provided by financing activities	266,649	(17,862)	1,654,084

Effect of foreign exchange rate changes	(66,123)	(29,026)	106,173

Net change in cash and cash equivalents	431,462	(498,803)	712,703
Cash and cash equivalents and restricted cash at beginning of the period	986,765	1,418,227	919,424

Cash and cash equivalents and restricted cash at end of the period	1,418,227	919,424	1,632,127

Operating Activities
Net cash provided by operating activities amounted to US$1,130.1 million in the fiscal year ended May 31, 2021. Our net cash provided by operating activities in the fiscal year ended May 31, 2021 reflected net income of US$230.0 million, as adjusted by the reconciliation of certain non-cash
items, including US$225.7 million in depreciation and US$68.9 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenue in the amount of US$420.3 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$122.1 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.
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
Investing Activities
We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou, Hangzhou, Hefei and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to the premises for the facilities we own and equipment used in our operations, our investment in term deposits and short term investments.
Net cash used in investing activities amounted to US$2,177.6 million in the fiscal year ended May 31, 2021, compared to US$1,256.4 million in the fiscal year ended May 31, 2020 and US$574.7 million in the fiscal year ended May 31, 2019.
Net cash used in investing activities in the fiscal year ended May 31, 2021 was primarily attributable to net purchase of short term held-to-maturity
investments in the amount of US$801.3 million, purchase of term deposits in the amount of US$1,203.6 million and the purchase of property and equipment in the amount of US$429.2 million in connection with the expansion of our school network.

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
Financing Activities
Net cash provided by financing activities amounted to US$1,654.1 million in the fiscal year ended May 31, 2021, compared to net cash used in financing activities of US$17.9 million in the fiscal year ended May 31, 2020 and net cash provided by financing activities of US$266.6 million in the fiscal year ended May 31, 2019.
Net cash provided by financing activities in the fiscal year ended May 31, 2021 was primarily attributable to proceeds from secondary public offering in Hong Kong in the amount of US$1,482.8 million and the unsecured senior notes in the amount of US$297.1 million and the repayments of long-term loan in the amount of US$120.0 million.
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
Holding Company Structure
Overview
We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with our variable interest entities, and their schools and subsidiaries and shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2019, 2020 and 2021, our variable interest entities contributed in aggregate 98.7%, 96.5% and 99.9%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our variable interest entities primarily consist of the leasing of our commercial property. As of May 31, 2020 and 2021, our variable interest entities accounted for an aggregate of 74.0% and 68.0%, respectively, of our total assets, and 93.9% and 92.6%, respectively, of our total liabilities. The assets not associated with our variable interest entities primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2020 and 2021, US$344.5 million and US$612.3 million, respectively, of these assets were denominated in U.S. dollars, and US$3,172.9 million and US$4,500.0 million, respectively, of these assets were denominated in RMB and the remaining are denominated in other foreign currencies, including British pounds and Hong Kong dollars.
As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our variable interest entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2019, 2020 and 2021, the total amount of service fees payable to our PRC subsidiaries from our variable interest entities under the service agreements was US$412.8 million, US$429.8 million and US$462.6 million, respectively.

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
Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with our variable interest entities, the earnings and cash of variable interest entities and their schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2021, the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$724.9 million, and the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$3,242.3 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.
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

Capital Expenditures
The expansion of our network of schools, learning centers, OMO system and bookstores has required significant investment. Our capital expenditures were US$269.1 million, US$309.5 million and US$429.2 million in the fiscal years ended May 31, 2019, 2020 and 2021, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. Our capital expenditures for the fiscal year ended May 31, 2021 were primarily due to our investments in facilities, equipment, technology and operating systems to meet the expected growth of our operations. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

C.	Research and Development, Patents and Licenses, etc.
Technology Capabilities and Infrastructure
Our continuous development in technology capabilities has contributed to our sustained success in the private education industry. We believe our strong technology capabilities enable us to deliver a superior learning experience and improve our operational efficiency. We employ experienced research and development personnel to build, maintain and upgrade our technologies and systems. With the development of our online and offline integration, we have increased our research and development staff in recent years. We had approximately 1,800, 4,000 and 5,100 research and development personnel as of May 31, 2019, 2020 and 2021, respectively.
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
in-class
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
Realskill
. Realskill is a learning platform developed by a joint venture between our company and an AI company in China. The platform utilizes our teaching expertise, materials, data and other resources with deep learning algorithms. The platform automatically and intelligently grades and comments on students’ writing for IELTS and TOEFL and speaking practices for TOEFL based on
AI-powered
analysis of authentic test materials. The platform can be used by students for personal learning purposes and teaching institutions for teaching services and platform and engine access.
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
Intellectual Property
Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secrets laws as well as confidentiality agreements with our employees, contractors and others. As of May 31, 2021, we had 28 main works of art copyrights and 45 main software copyrights in China relating to various aspects of our operations, and 16 main trademark registrations in China, of which “  ,” “  ,” and “  ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China. Our main websites are located at
www.xdf.cn
,
www.neworiental.org
and
www.koolearn.com
. In addition, we have registered other domain names, including dogwood.com.cn, blingabc.com, ileci.com, donut.cn, 51pigai.com and steamxdf.com.
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
Insurance
We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased limited liability insurance for some of our schools and learning centers. We also provide social security insurance for our employees as required by local governmental authorities. We maintain key-man
life insurance. We consider our insurance coverage to be in line with that of other private education providers in China.

D.	Trend Information
Please refer to “—A. Results of Operations” for a discussion of known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of May 31, 2021:

	Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations (1)	2,113,799	552,470	890,290	475,857	195,182
Purchase and Leasehold Improvements Obligations (2)	55,601	55,601	—	—	—
Unsecured Senior Notes Obligations	300,000	—	—	300,000	—
Other Commitment (3)	28,688	6,375	12,750	9,563	—

Total	2,498,088	614,446	903,040	785,420	195,182

(1)	Represents lease obligations under our facility leases.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities and purchase of property and equipment.
(3)	Represents interests to be paid for the unsecured senior notes entered in July 2020 as discussed in Note 14.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	58	Executive Chairman
Chenggang Zhou	59	Director and Chief Executive Officer
Zhihui Yang	47	Executive President and Chief Financial Officer
Louis T. Hsieh	56	Director
Robin Yanhong Li	52	Independent Director
Denny Ting Bun Lee	53	Independent Director
John Zhuang Yang	66	Independent Director
Mr.
 Michael Minhong Yu
is the founder of our company and has served as the chairman of our board of directors since August 2001. He was also our chief executive officer from 2001 to September 2016. Mr. Yu also serves as Standing Committee Member of the Central Committee of the China Democratic League. Formerly, Mr. Yu served as Vice Chairman of China Youth Entrepreneurs Association. Prior to founding our first school in 1993, Mr. Yu was an English instructor at Peking University from 1985 and 1991. Mr. Yu currently serves as the chairman of the board and non-executive
director of Koolearn (HKEX:1797), and was a director of Sunlands Technology Group (NYSE:STG) from August 2017 (and an independent director from March 2018) to June 2019. Mr. Yu received his bachelor’s degree in English from Peking University.

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
Mr.
 Zhihui Yang
has served as our chief financial officer since April 2015 and executive president since January 2021. Prior to that, Mr. Yang held multiple positions after he joined our company in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Prior to joining us, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to April 2006. From August 1997 and May 2002, Mr. Yang worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.
Mr.
 Louis
 T. Hsieh
has served as our director since March 2007. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh currently serves as the global chief financial officer and board director for Hesai Group, a leading
3-D
LIDAR and robotics company based in China, since April 2021 (director since June 2021). Mr. Hsieh served as the global chief financial officer of NIO Inc. (NYSE: NIO), an NYSE-listed electronic vehicle company in China, from May 2017 to October 2019. Mr. Hsieh also serves as an independent director of JD.com Inc. (Nasdaq: JD; HKEX: 9618), a leading technology driven
e-commerce
company in China listed on Nasdaq and the Hong Kong Stock Exchange, and an independent director of Yum China Holdings, Inc. (NYSE: YUMC; HKEX: 9987), a leading restaurant company in China listed on the NYSE and Hong Kong Stock Exchange. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.
Mr.
 Robin Yanhong Li
has served as our independent director since September 2006. Mr. Li is a co-founder
of Baidu, Inc., the leading Chinese language Internet search provider listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange (NASDAQ:BIDU; HKEX: 9888). Mr. Li has served as the chairman of the board of directors of Baidu since its inception in January 2000 and as its chief executive officer since February 2004. He served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as an engineer at Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Currently, Mr. Li acts as the vice chairman of the Internet Society of China (ISC). Mr. Li has also been a vice chairman of
All-China
Federation of Industry & Commerce since December 2012. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.
Mr.
 Denny Ting Bun Lee
has served as our independent director since September 2006. Mr. Lee has served as a director of NetEase, Inc., formerly known as Netease.com, Inc., a leading internet technology company in China listed on the Nasdaq Global Select Market (NASDAQ:NTES) and the Hong Kong Stock Exchange (HKEX:9999), since April 2002. He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Inc. in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive
director on the boards of Jianpu Technology Inc. (NYSE:JT) and NIO Inc. (NYSE:NIO), which are listed on the New York Stock Exchange, and as an independent non-executive
director on the board of China Metal Resources Utilization Ltd. (HKEX: 1636), which is listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.
Dr.
 John Zhuang Yang
has served as our independent director since August 2007. Dr. Yang currently serves as a professor of management at National School of Development of Peking University and the academic director of the Doctor of Professional Studies in Business (DPS) Program at National School of Development of Peking University. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

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

B.	Compensation of Directors and Executive Officers
For the fiscal year ended May 31, 2021, we paid an aggregate of approximately US$2.6 million in cash to our executive officers and non-executive
directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive
directors in the aggregate amount of US$116 thousand. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.
Share Incentives
2006 Share Incentive Plan
Our 2006 Share Incentive Plan, as amended, or the 2006 plan, is designed to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2006 plan is 8,000,000 shares (without taking into account the one-for-ten
share split that took effect on March 10, 2021), plus (1) 5,000,000 shares added on January 1, 2007, (2) 5,000,000 shares added on January 1, 2008 and (3) an annual increase on the first business day of each calendar year beginning in 2009 equal to the lesser of (x) 3,000,000 shares, (y) two percent (2%) of the number of shares outstanding as of such date, and (z) a lesser number of shares determined by the administrator of the 2006 plan. The 2006 plan expired in January 2016. No additional awards may be granted under the 2006 plan after its expiration, but the expiration of the plan would not impair any award previously granted under the plan. We do not have any outstanding awards under our 2006 plan.

The following paragraphs describe the principal terms of the 2006 plan.
Types of Awards
. We may grant the following types of awards under our 2006 plan:

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
stock option.
Eligibility
. We may grant awards to our employees, directors and consultants, including those of our parent companies and subsidiaries. However, we may grant options that are intended to qualify as ISOs only to our employees and employees of our parent companies and subsidiaries.
Acceleration of Awards upon Corporate Transactions
. The outstanding awards will terminate and accelerate upon occurrence of certain significant corporate transactions, including amalgamations, consolidations, liquidations or dissolutions, sales of substantially all or all of the assets, reverse takeovers or acquisitions resulting in a change of control. If the successor entity assumes or replaces our outstanding awards under the 2006 plan, such assumed or replaced awards will become fully vested and immediately exercisable and payable, and be released from repurchase or forfeiture rights immediately upon termination of the grantee’s continuous service to us if such service is terminated by the successor entity without cause within 12 months after the effective date of the corporate transaction. Furthermore, if the successor entity does not assume or replace our outstanding awards, each outstanding award will become fully vested and immediately exercisable and payable, and will be released from any repurchase or forfeiture rights immediately before the effective date of the corporate transaction, as long as the grantee’s continuous service with us has not been terminated before this date.
Exercise Price and Term of Awards
. In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. In September 2012, we amended the 2006 plan to clarify that the plan administrator has the power to reduce the exercise price of an outstanding option and also reduce the number of the underlying common shares without seeking shareholders’ approval, if such modification would not result in significant additional share-based compensation expenses to be incurred by our company.
The term of each award under our 2006 plan will be specified in an award agreement, but the term of an ISO shall not exceed ten years from the date of grant thereof.

Vesting Schedule
. In general,
one-sixth
of the common shares underlying the option will vest on each six-month
anniversary of the vesting commencement date specified in the option award notice. The vesting will be suspended if the grantee’s leave of absence exceeds 90 days and will resume upon the grantee’s return to service to us. The vesting schedule of equity share awards is subject to the applicable award agreement.
2016 Share Incentive Plan
We adopted our 2016 Share Incentive Plan, or the 2016 plan, in January 2016 to continue to provide incentives to employees, directors and consultants after the expiration of our 2006 plan. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 plan is 100,000,000 shares (taking into account the one-for-ten
share split that took effect on March 10, 2021). The 2016 plan has a term of 10 years, unless terminated earlier. As of May 31, 2021, an aggregate of 24,915,990 non-vested
equity shares remain outstanding under the 2016 Share Incentive Plan, excluding non-vested
equity shares that were forfeited or cancelled after the relevant grant date.
The following paragraphs describe the principal terms of the 2016 plan.
Amendment of the Plan
. Our board of director may at any time amend, suspend or terminate the 2016 plan. Unless we decide to follow home country practice, the following amendments to the 2016 plan require approval from our shareholders (i) increase of the number of shares available under the 2016 plan, (ii) extension of the term of the 2016 plan, (iii) extension of the exercise period of an option beyond ten years, and (iv) any other amendments about which shareholders’ approval are necessary and desirable under applicable laws or stock exchange rules.
The remaining terms of the 2016 plan are substantially identical to the terms of the 2006 plan described above.
The following table summarizes, as of September 17, 2021, the outstanding non-vested
equity shares granted under our 2016 plan to our directors and executive officers (taking into account the one-for-ten
share split that took effect on March 10, 2021).

Name	Common Shares Underlying Outstanding NES	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Michael Minhong Yu	*	†	05/14/2021	06/30/2022
	*	†	05/14/2021	06/30/2023
	*	†	05/14/2021	06/30/2024
Chenggang Zhou	*	†	05/14/2021	06/30/2022
	*	†	05/14/2021	06/30/2023
	*	†	05/14/2021	06/30/2024
Zhihui Yang	*	†	05/14/2021	06/30/2022
	*	†	05/14/2021	06/30/2023
	*	†	05/14/2021	06/30/2024
Louis T. Hsieh	*	†	05/14/2021	06/30/2022
	*	†	05/14/2021	06/30/2023
	*	†	05/14/2021	06/30/2024
Robin Yanhong Li	*	†	05/14/2021	06/30/2022
	*	†	05/14/2021	06/30/2023
	*	†	05/14/2021	06/30/2024
Denny Ting Bun Lee	*	†	05/14/2021	06/30/2022
	*	†	05/14/2021	06/30/2023
	*	†	05/14/2021	06/30/2024
John Zhuang Yang	*	†	05/14/2021	06/30/2022
	*	†	05/14/2021	06/30/2023
	*	†	05/14/2021	06/30/2024

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

Koolearn Share Option Schemes
On July 13, 2018, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn
Pre-IPO
Share Option Scheme, under which Koolearn is authorized to issue up to 47,836,985 shares in Koolearn pursuant to awards granted to the directors, senior management, employees and contractors of Koolearn. Koolearn has granted options underlying all of its shares issuable under the
Pre-IPO
Share Option Scheme. As of May 31, 2021, options to subscribe for an aggregate of 36,902,985 shares remain outstanding under the
Pre-IPO
Share Option Scheme, excluding options that were forfeited, cancelled or exercised after the relevant grant date.
On January 30, 2019, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn
Post-IPO
Share Option Scheme, under which Koolearn is authorized to issue up to 91,395,910 shares in Koolearn pursuant to awards granted to, among others, directors, employees of Koolearn or its affiliate. Koolearn has granted options underlying an aggregate of 65,000,000 shares under the
Post-IPO
Share Option Scheme, of which options underlying 14,574,185 shares were forfeited. As of May 31, 2021, options to subscribe for an aggregate of 50,389,815 shares remain outstanding under the
Post-IPO
Share Option Scheme, excluding options that were forfeited, cancelled or exercised after the relevant grant date.

C.	Board Practices
Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are our executive officers or employed by us. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2021, our board held meetings or passed resolutions by unanimous written consent 24 times.
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
Audit Committee
. Our audit committee consists of Mr. Denny Ting Bun Lee, Mr. Robin Yanhong Li and Dr. John Zhuang Yang. Mr. Lee is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule
10A-3
under the Exchange Act.
Our board of directors has determined that Mr. Denny Ting Bun Lee’s simultaneous service on the audit committee of two other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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
In the fiscal year ended May 31, 2021, the audit committee held meetings or passed resolutions by unanimous written consent four times, and also approved certain other matters together with the rest of the board members four times, including the audit committee’s approval of three quarterly earnings releases and annual result.
Compensation Committee
. Our compensation committee consists of Mr. Robin Yanhong Li, Mr. Denny Ting Bun Lee and Dr. John Zhuang Yang. Mr. Li is the chairman of our compensation committee. All of the members of our compensation committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.
In the fiscal year ended May 31, 2021, the compensation committee passed resolutions by unanimous written consent once, and also approved certain matters together with the rest of the board members once.
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Dr. John Zhuang Yang, Mr. Robin Yanhong Li and Mr. Denny Ting Bun Lee. Dr. Yang is the chairman of our nominating and corporate governance committee. All of the members of our nominating and corporate governance committee satisfy the “independence” requirements of Section 303A of NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
In the fiscal year ended May 31, 2021, the nominating and corporate governance committee passed resolutions by unanimous written consent once, and also approved certain matters together with the rest of the board members once.
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
We had 54,758, 69,438 and 88,126 full-time employees and 9,569, 11,689 and 17,086 contract teachers and staff as of May 31, 2019, 2020 and 2021, respectively. We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete
agreements with our key full-time employees. Our contract teachers generally enter into exclusive service agreements with us.
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
Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us who owns beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 17, 2021.

Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Michael Minhong Yu (3)	197,634,600	11.6
Chenggang Zhou	*	*
Zhihui Yang	*	*
Louis T. Hsieh	*	*
Robin Yanhong Li	*	*
Denny Ting Bun Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group (4)	205,483,315	12.1
Principal Shareholders:
Tigerstep Developments Limited (5)	197,385,540	11.6

*    Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,696,966,183, being the number of common shares outstanding as of September 17, 2021 and (ii) the number of non-vested
equity shares held by such person or group that will vest within 60 days after September 17, 2021.

(3)
Includes (i) 165,235,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Mr. Michael Minhong Yu and (ii) 32,399,600 ADSs (representing the same number of underlying common shares), which consist of 32,150,540 ADSs held by Tigerstep Developments Limited and 249,060 ADSs held by Mr. Yu. Through a trust arrangement, Mr. Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Development Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)	Includes (i) common shares and (ii) non-vested equity shares that will vest within 60 days after September 17, 2021 held by all of our directors and senior executive officers as a group.
(5)
Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Mr. Michael Minhong Yu. The registered address of Tigerstep Developments Limited is Marcy Building, 2nd Floor, P.O. Box 2416, Road Town, Tortola, the British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of September 17, 2021, we had 1,696,966,183 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 81.4% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our common shares in the United States.

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
Lease Arrangements with an Affiliate
Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding China Limited, or Metropolis Holding. In March 2012, Fine Talent Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2021, 14 of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2021, we accrued a total of US$11.7 million rent to Metropolis Holding. As of May 31, 2021, amounts due from Metropolis Holding were US$4.5 million, which represented prepaid rent and rental deposit.

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
Loans to Related Parties
Beijing Dianshi Jingwei Technology Co., Ltd., or Dianshi Jingwei, is an equity method investee of us. The loans were initially granted in 2018 and the maturity date of the loans were extended several times and recorded as non-current
assets as of May 31, 2020. The extended loans were personally guaranteed by Mr. Michael Minhong Yu, our executive chairman, and Mr. Yunhai Jia, the chief executive officer of Dianshi Jingwei. According to the loan agreements, if Dianshi Jingwei defaults on the loan payments and interests, we have the right to convert the unpaid loans into Dianshi Jingwei’s equity. As of May 31, 2021, the outstanding balance of US$21.0 million has been fully repaid by Dianshi Jingwei and there is no amount due from Dianshi Jingwei.
Beijing MaxEn International Education Consulting Company Limited, or Beijing MaxEn is an equity method investee of us. As of May 31, 2021, we recorded amounts due from Beijing MaxEn of US$5.5 million, which was fully impaired.
Transactions with Other Related Parties
During the fiscal year ended May 31, 2021, we recorded revenue in the amount of US$1.1 million from other related parties. As of May 31, 2021, we had US$3.7 million in aggregate due from other related parties and US$33 thousand in aggregate due to other related parties.

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
On August 19, 2019, the lead plaintiffs filed a second amended complaint advancing similar allegations against defendants as the first amended complaint. On September 3, 2019, our company filed a motion to dismiss the second amended complaint which motion is currently pending before the court. On May 5, 2020, the court administratively terminated the case upon the parties’ notification of their intention to settle the matter, if possible. On June 3, 2020, the lead plaintiffs filed a motion for preliminary approval of a class action settlement. On June 4, 2021, the court granted the order for preliminary approval. A settlement hearing is scheduled on October 19, 2021 to consider final approval of the settlement.
As the case remains ongoing, we express no opinion as to the likelihood that final approval for the class action settlement will be forthcoming, or of any other outcome, favorable or unfavorable, or any estimate of the amount or range of any potential loss. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”
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
Our ADSs have been listed on the NYSE since September 7, 2006 and trade under the symbol “EDU.” Prior to August 18, 2011, each of our ADSs represented four common shares. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. Our common shares have been listed on the Hong Kong Stock Exchange since November 9, 2020 under the stock code “9901.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Act, Cap 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The following are summaries of material provisions of our second amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.
Registered Office and Objects
Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman
KY1-1111,
Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

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
Dividends
. The holders of our common shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and our memorandum and articles of association.
Voting Rights
. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.
A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative, which hold in aggregate at least one-tenth
of the voting share capital, for as long as the shares remain listed on the Hong Kong Stock Exchange, or otherwise at least one-third
of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than 10% of our voting share capital for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise not less than 33% of our voting share capital. Advance notice of at least fourteen days, for as long as the shares remain listed on the Hong Kong Stock Exchange, or otherwise at least seven days, is required for the convening of our annual general meeting and other shareholders’ meetings.
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
Redemption of Shares
. Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.
Variations of Rights of Shares
. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
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
Disclosure of Shareholder Ownership
. There are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed. An exempted company incorporated under the laws of the Cayman Islands, is required to maintain a beneficial ownership register at its registered office that records details of the persons who ultimately own or control, directly or indirectly, more than 25% of the equity interests or voting rights of the company or have rights to appoint or remove a majority of the directors of the company. The beneficial ownership register is not a public document and is only accessible by a designated competent authority of the Cayman Islands. Such requirement does not, however, apply to an exempted company with its shares listed on an approved stock exchange, which includes the NYSE. Accordingly, for so long as our shares are listed on the NYSE, we are not required to maintain a beneficial ownership register.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements
. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
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
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent 75% in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
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
Indemnification of Directors and Executive Officers and Limitation of Liability
. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-Takeover Provisions in the Memorandum and Articles of Association
. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.
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
In addition, directors of a Cayman Islands company must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board. Our second amended and restated memorandum and articles of association provides that a director with an interest (direct or indirect) in a contract or arrangement or proposed contract or arrangement with the company must declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he is or has become so interested.
A general notice may be given at a meeting of the board of directors to the effect that (i) the director is a member/officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him, will be deemed sufficient declaration of interest. Following the disclosure being made pursuant to our second amended and restated memorandum and articles of association and subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

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
There are no statutory requirements under Cayman Islands law allowing our shareholders to requisition a shareholders’ meeting. However, under our second amended and restated articles of association, on the requisition of shareholders representing not less than 33% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, and our second amended and restated articles of association do not require us to call such meetings every year.
Cumulative Voting
. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.
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
Under the Companies Act, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of two-thirds
of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
Amendment of Governing Documents
. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of
Non-Resident
or Foreign Shareholders
. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
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
Although the law in this regard is unclear, we treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our combined financial statements. If it were determined, however, that we are not the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, and based upon the company’s current income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for our taxable year ended May 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. The value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs, which we cannot control. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our assets and income over time, which are subject to change from year to year. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.
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
The
mark-to-market
election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the NYSE, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the NYSE and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market
election would be available to such U.S. Holder were we to be or become a PFIC although there can be no assurance in this regard. Because a mark-to-market
election cannot technically be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market
election, and who is now considering making a
mark-to-market
election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and possibly less adverse than) the general tax treatment for PFICs described above.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$49.0 million in our interest income for the year ended May 31, 2021.
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
To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB310.8 million in the value of our U.S. dollar denominated financial assets as of May 31, 2021. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received a sum of US$1.84 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received is offset against general and administrative expenses.
Conversion between Common Shares and ADSs
Dealings and Settlement of Common Shares in Hong Kong
Our common shares trade on the Hong Kong Stock Exchange in board lots of 100 common shares following a share subdivision that took effect on March 10, 2021. Dealings in our common shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.
The transaction costs of dealings in our common shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•
brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•
the Hong Kong share registrar will charge HK$2.50 (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of common shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his/her common shares in his/her stock account or in his/her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.
Conversion between Common Shares Trading in Hong Kong and ADSs
In connection with the initial public offering of common shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Conyers Trust Company (Cayman) Limited, in the Cayman Islands.
All common shares offered in the Hong Kong IPO have been registered on the Hong Kong share register. As described in further detail below, holders of common shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.
In connection with the Hong Kong public offering, and to facilitate fungibility and conversion between ADSs and common shares and trading between NYSE and the Hong Kong Stock Exchange, we intend to move a portion of our issued common shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
Converting Common Shares Trading in Hong Kong into ADSs
An investor who holds common shares registered in Hong Kong and who intends to convert them to ADSs to trade on the NYSE must deposit or have his or her broker deposit the common shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, Hong Kong, or the custodian, in exchange for ADSs.
A deposit of common shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•
If common shares have been deposited with CCASS, the investor must transfer common shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
If common shares are held outside CCASS, the investor must arrange to deposit his or her common shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For common shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For common shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Common Shares Trading in Hong Kong
An investor who holds ADSs and who intends to convert his/her ADSs into common shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw common shares from our ADS program and cause his or her broker or other financial institution to trade such common shares on the Hong Kong Stock Exchange.
An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying common shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.
For investors holding ADSs directly, the following steps must be taken:

•
To withdraw common shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

•
Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver common shares underlying the canceled ADSs to the CCASS account designated by an investor.

•
If an investor prefers to receive common shares outside CCASS, he or she must receive common shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register common shares in their own names with the Hong Kong share registrar.

For common shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For common shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the common shares on the Hong Kong Stock Exchange until the procedures are completed.
Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of common shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of common shares on the Hong Kong share register to facilitate such withdrawals.
Depositary Requirements
Before the depositary issues ADSs or permits withdrawal of common shares, the depositary may require:

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, presentation of transfer documents.
The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.
All costs attributable to the transfer of common shares to effect a withdrawal from or deposit of common shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of common shares and ADSs should note that the Hong Kong share registrar will charge HK$2.50 (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of common shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of common shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of common shares into, or withdrawal of common shares from, our ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form
F-3ASR
(File Number
333-249642)
and prospectus supplement filed on November 3, 2020 for our public offering of our common shares in connection with the listing on the Hong Kong Stock Exchange in November 2020. The public offering closed in November 2020. Credit Suisse (Hong Kong) Limited, Merrill Lynch (Asia Pacific) Limited, and UBS AG Hong Kong Branch, are the joint representatives of the underwriters for our public offering. We offered and sold an aggregate of 9,786,500 common shares at a public offering price of HK$1,190.00 per common share (without taking into account of the one-for-ten share split effective from March 10, 2021), taking into account the ADSs sold upon the exercise of the over-allotment option by our underwriters. We raised US$1,482.8 million in net proceeds from our public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.
For the period from the closing of our public offering to May 31, 2021, the total expenses incurred for our company’s account in connection with our public offering was US$19.7 million, which included US$13.6 million in underwriting discounts and commissions for the public offering and US$6.1 million in other costs and expenses for our public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
For the period from November 9, 2020, the closing date of our public offering, to May 31, 2021, we did not use any net proceeds from our public offering.

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
under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2021, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15(f)
under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2021 and has issued an attestation report set forth below.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of New Oriental Education & Technology Group Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc. and subsidiaries (the “Company”) as of May 31, 2021, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)
. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended May 31, 2021 of the Company and our report dated September 24, 2021, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of the new lease accounting standard, ASC Topic 842, Leases, on June 1, 2019.
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
Beijing, the People’s Republic of China
September 24, 2021
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Denny Ting Bun Lee, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule
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

	For the Years Ended May 31,
(in thousands of US$)	2020	2021
Audit fees (1)	2,363	2,629
Audit related fees (2)	570	1,717
Tax fees (3)	202	31
All other fees	54	195

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)
“Audit related fees” means the fees billed for the audit services provided for issuing comfort letter, rendering of listing advice and other audit related services to our company, including our consolidated subsidiaries and the audit services provided to potential investees.

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
Conyers, Dill & Pearman, our Cayman Islands counsel, has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in the fiscal year of 2020. We revised our articles of association to comply with Rule 19C.07(4) of the Hong Kong Listing Rules in March 2021 and we will hold an annual general meeting every year for as long as our common shares remain listed on the Hong Kong Stock Exchange. The next annual general meeting is expected to be held before November 30, 2021.
Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. A copy of our corporate governance guidelines is available on our website at http://investor.neworiental.org.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 6-K (File No. 001-32993) filed with the Commission on March 10, 2021)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to the prospectus filed with the Commission on March 10, 2021 pursuant to Rule 424(b)(3) (File No. 333-253812) under the registration statement on Form F-6 filed with the Commission on March 3, 2021)

2.2*	Registrant’s Specimen Certificate for Common Shares

2.3	Deposit Agreement, dated as of September 12, 2006, between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.2 of the Registrant’s F-3 registration statement (File No. 333-249642) filed with the Commission on October 23, 2020)

2.4	Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) to the registration statement on Form F-6/A (File No. 333-136862) filed with the Commission on June 5, 2007)

2.5	Supplement and Amendment No. 2 to Deposit Agreement, dated as of August 5, 2011, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.6	Supplement and Amendment No. 3 to Deposit Agreement, dated as of April 25, 2012, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.7	Trust Deed, dated as of July 2, 2020, between the Registrant and DB Trustees (Hong Kong) Limited (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.8	Agency Agreement, dated as of July 2, 2020, by and among the Registrant, DB Trustees (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (incorporated herein by reference to Exhibit 2.8 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.9*	Description of Securities

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.9	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.10	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment no. 2 to the Registrant’s annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.11*	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, and Amendment No. 3 dated as of September 1, 2021 by and between Beijing Pioneer and New Oriental China

4.12	English Translation of Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.13	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

4.14	Deed of Non-Competition Undertakings, dated as of August 28, 2018 issued by New Oriental Education & Technology Group Inc. in favor of Koolearn Technology Holding Limited (incorporated by reference to Exhibit 4.14 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.15	English Translation of Equity Pledge Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd, and its shareholders (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.16	English Translation of Exclusive Option Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its shareholders (incorporated by reference to Exhibit 4.16 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.17	English Translation of Powers of Attorney, dated as of May 10, 2018 issued by Beijing New Oriental Xuncheng Network Technology Co., Ltd and its shareholders (incorporated by reference to Exhibit 4.17 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018).

4.18	English Translation of Exclusive Management Consultancy and Cooperation Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated by reference to Exhibit 4.18 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.19	English Translation of Letters of Undertaking, dated as of May 10, 2018, issued by (i) Beijing Century Friendship Education Investment Co., Ltd. and its shareholders and (ii) each of the general partners of limited partnerships that are shareholders of Beijing New Oriental Xuncheng Network Technology Co., Ltd. to Koolearn Technology Holding Limited and Beijing Dexin Dongfang Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.20	English Translation of Supplemental Agreement, dated as of October 10, 2019, among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders, and Zhuhai Chongsheng Heli Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

4.21	English Translation of Letter of Acceptance, dated as of October 10, 2019, issued by Beijing Dongfang Youbo Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name:	Chenggang Zhou
Title:	Chief Executive Officer
Date: September 24, 2021

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2020 AND 2021

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 24, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Fair value measurement of AFS investments—Refer to Notes 2 and 11 to the Financial Statements
Critical Audit Matter Description
The Company has assets whose fair values are based on complex proprietary models and unobservable inputs. These financial assets mainly include investments in debt and equity securities.
We identified the fair value measurement of the available-for-sale (“AFS”) investments as a critical audit matter because of the complex proprietary models and unobservable inputs management uses to estimate the fair value. In addition, it requires a high degree of the management’s and auditor’s judgment and an increased extent of effort.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the complex proprietary models and unobservable inputs used by management to estimate the fair value of AFS investments included the following, among others:

•	We tested the effectiveness of controls over management’s valuation of the AFS investments including the management review control over the valuations of the AFS investments.

•	We evaluated management’s ability to appropriately estimate fair value by comparing management’s historical estimates to actual results, taking into account changes in market conditions.

•
With the assistance of the internal valuation specialists, we evaluated the appropriateness of the valuation methodologies and techniques used in determining the fair value of the AFS investments. Also, we evaluated the appropriateness of the judgements and estimates of the key inputs used in determining the fair value of the AFS investments including but not limited to the revenue growth rate, weighted average cost of capital and expected volatility.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
September 24, 2021
We have served as the Company’s auditor since 2006.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2020	2021
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	915,057	1,612,211
Term deposits	284,793	1,214,025
Short-term investments	2,318,280	3,434,726
Accounts receivable, net of allowance of US$557 and US$1,613 as of May 31, 2020 and 2021, respectively	4,178	8,667
Inventory, net	31,324	31,175
Prepaid expenses and other current assets, net of allowance of US$149 and US$215 as of May 31, 2020 and 2021, respectively	199,404	269,233
Amounts due from related parties, current	3,384	4,118

Total current assets	3,756,420	6,574,155

Restricted cash, non-current	4,367	19,916
Property and equipment, net	672,455	865,030
Land use rights, net	6,037	13,989
Amounts due from related parties, non-current	22,709	4,157
Long-term deposits	62,116	74,796
Intangible assets, net	10,246	4,836
Goodwill, net	80,366	73,254
Long-term investments, net (including available-for-sale investment of US$201,815 and US$224,315 as of May 31, 2020 and 2021, respectively)	431,101	537,749
Deferred tax assets, non-current, net	63,324	103,587
Right-of-use assets	1,425,466	1,857,533
Other non-current assets	22,278	22,051

Total assets	6,556,885	10,151,053

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$31,658 and US$36,032 as of May 31, 2020 and 2021, respectively)	33,147	38,441
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$581,576 and US$900,877 as of May 31, 2020 and 2021, respectively)	634,619	908,231
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$87,331 and US$46,248 as of May 31, 2020 and 2021, respectively)	101,385	84,321
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$1,590 and US$33 as of May 31, 2020 and 2021, respectively)	1,590	33
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$1,317,645 and US$1,923,007 as of May 31, 2020 and 2021, respectively)	1,324,384	1,926,386
Operating lease liabilities-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to the Company of US$376,177 and US$501,049 as of May 31, 2020 and 2021, respectively)	384,239	514,033

Total current liabilities	2,479,364	3,471,445

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$12,392 and US$12,924 as of May 31, 2020 and 2021, respectively)	11,906	13,172
Long-term loan (including long-term loan of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2020 and 2021, respectively)	117,881	—
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2020 and May 31, 2021, respectively)	—	297,631
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to the Company of US$1,054,149 and US$1,333,961 as of May 31, 2020 and 2021, respectively)	1,077,923	1,350,629

Total liabilities	3,687,074	5,132,877

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS - CONTINUED
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2020	2021
	US$	US$
Commitments and contingencies (Note 21)
Equity
Common shares (US$0.001 par value; 3,000,000,000 shares authorized as of May 31, 2020 and 2021; 1,588,017,140 and 1,690,082,150 shares issued as of May 31, 2020 and 2021; 1,585,400,800 and 1,690,082,150 shares outstanding as of May 31, 2020 and 2021 respectively)*	1,588	1,690
Treasury stock	(3)	—
Additional paid-in capital	456,088	1,948,884
Statutory reserves	380,078	447,504
Retained earnings	1,986,411	2,253,399
Accumulated other comprehensive (loss) income	(90,867)	261,798

Total New Oriental Education & Technology Group Inc. shareholders’ equity	2,733,295	4,913,275

Non-controlling interests	136,516	104,901

Total equity	2,869,811	5,018,176

Total liabilities and equity	6,556,885	10,151,053

*	Retrospectively restated for the effect of stock split . (Note 16)
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2019	2020	2021
	US$	US$	US$
Net revenues
Educational programs and services	2,785,254	3,230,378	3,936,969
Books and other services	311,237	348,304	339,570

Total net revenues	3,096,491	3,578,682	4,276,539
Operating cost and expenses
Cost of revenues	(1,376,269)	(1,588,899)	(2,036,875)
Selling and marketing	(384,287)	(445,259)	(600,778)
General and administrative	(1,028,783)	(1,145,521)	(1,489,826)
Impairment loss on intangible assets and goodwill	(5,245)	—	(31,794)

Total operating cost and expenses	(2,794,584)	(3,179,679)	(4,159,273)

Gain on disposal of a subsidiary	3,627	—	—

Operating income	305,534	399,003	117,266

Other income, net
Interest income	97,530	116,117	141,511
Interest expense	(1,615)	(4,627)	(6,747)
Realized gain from long-term investments	26,379	407	3,535
Impairment loss from long-term investments	(5,919)	(31,750)	(40,207)
Loss from fair value change of long-term investments	(104,636)	(18,451)	(3,824)
Miscellaneous (loss) income, net	(1,424)	27,137	103,443

Income before income taxes and loss from equity method investments	315,849	487,836	314,977

Provision for income taxes:
Current	(103,031)	(142,992)	(127,313)
Deferred	17,317	8,630	43,725

Provision for income taxes	(85,714)	(134,362)	(83,588)

(Loss) gain from equity method investments	(2,289)	1,385	(1,368)

Net income	227,846	354,859	230,021

Less: Net loss attributable to non-controlling interests	(10,219)	(58,474)	(104,393)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	238,065	413,333	334,414

Net income per common share*(Note 19)
- Basic	0.15	0.26	0.20
- Diluted	0.15	0.26	0.20
Weighted average shares used in calculating basic and diluted net income per common share*
- Basic	1,582,938,900	1,584,295,760	1,645,463,440
- Diluted	1,590,393,450	1,595,368,900	1,651,982,384

*	Retrospectively restated for the effect of stock split . (Note 16)
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share and per share data, or otherwise noted)

	For the years ended May 31,
	2019	2020	2021
	US$	US$	US$
Net income	227,846	354,859	230,021
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(190,358)	(67,529)	327,236
Purchase of non-controlling interests	—	—	59

Unrealized gain (loss) on available-for-sale investments, net of tax effect of US$3,463, US$60 and US$4,014 for the years ended May 31 , 2019, 2020 and 2021, respectively	19,483	(748)	27,318

Other comprehensive (loss) income, net of tax	(170,875)	(68,277)	354,613

Comprehensive income	56,971	286,582	584,634
Comprehensive loss attributable to non-controlling interests	(11,130)	(58,891)	(102,445)

Comprehensive income attributable to New Oriental Education & Technology Group Inc.’s shareholders	68,101	345,473	687,079

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number*	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2018	1,583,199,100	1,584	129,059	(1)	244,886	263,518	1,352,543	1,991,589	16,482	2,008,071
Issuance of treasury stock and common shares for nonvested equity shares (“NES”)	4,818,040	4	(5)	1	—	—	—	—	—	—
Shares repurchase	(9,520,000)	—	(55,952)	(10)	—	—	—	(55,962)	—	(55,962)
Share-based compensation expenses	—	—	71,336	—	—	—	—	71,336	—	71,336
Transfer to statutory reserves	—	—	—	—	—	42,011	(42,011)	—	—	—
Net income	—	—	—	—	—	—	238,065	238,065	(10,219)	227,846
Foreign currency translation adjustment	—	—	—	—	(188,982)	—	—	(188,982)	(1,376)	(190,358)
Unrealized gain on available-for-sale investments, net of tax effect of US$3,463	—	—	—	—	19,018	—	—	19,018	465	19,483
Capital contribution from non-controlling interests	—	—	15,181	—	—	—	—	15,181	5,317	20,498
Change in non-controlling interests resulting from the initial public offering (the “IPO”) of Koolearn Technology Holding Limited (“Koolearn Holding”), net of issuance cost	—	—	139,211	—	—	—	—	139,211	94,136	233,347
Reclassification of redeemable non-controlling interests	—	—	145,690	—	—	—	—	145,690	60,934	206,624
Purchase of non-controlling interests	—	—	(15,190)	—	—	—	—	(15,190)	(1,696)	(16,886)
Non-controlling interests arising from acquisitions	—	—	—	—	—	—	—	—	288	288
Disposal of a subsidiary	—	—	(371)	—	—	—	—	(371)	80	(291)
Cumulative-effect adjustment upon adoption of ASU 2016-01	—	—	—	—	(97,929)	—	97,929	—	—	—
Cumulative-effect adjustment upon adoption of ASC Topic 606	—	—	—	—	—	—	1,101	1,101	—	1,101

Balance as of May 31, 2019	1,578,497,140	1,588	428,959	(10)	(23,007)	305,529	1,647,627	2,360,686	164,411	2,525,097

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number*	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2019	1,578,497,140	1,588	428,959	(10)	(23,007)	305,529	1,647,627	2,360,686	164,411	2,525,097
Issuance of treasury stock and common shares for NES	6,903,660	—	(7)	7	—	—	—	—	—	—
Share-based compensation expenses	—	—	41,326	—	—	—	—	41,326	20,731	62,057
Exercise of share options in Koolearn Holding	—	—	—	—	—	—	—	—	3,629	3,629
Transfer to statutory reserves	—	—	—	—	—	74,549	(74,549)	—	—	—
Net income	—	—	—	—	—	—	413,333	413,333	(58,474)	354,859
Foreign currency translation adjustment	—	—	—	—	(67,112)	—	—	(67,112)	(417)	(67,529)
Unrealized gain on available-for-sale investments, net of tax effect of US$60	—	—	—	—	(748)	—	—	(748)	—	(748)
Purchase of non-controlling interests	—	—	(20,045)	—	—	—	—	(20,045)	6,675	(13,370)
Share option gain	—	—	5,752	—	—	—	—	5,752	—	5,752
Capital contribution from non-controlling interests	—	—	103	—	—	—	—	103	(39)	64

Balance as of May 31, 2020	1,585,400,800	1,588	456,088	(3)	(90,867)	380,078	1,986,411	2,733,295	136,516	2,869,811

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive (loss)/income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number*	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2020	1,585,400,800	1,588	456,088	(3)	(90,867)	380,078	1,986,411	2,733,295	136,516	2,869,811
Issuance of treasury stock and common shares for NES	5,706,350	3	(6)	3	—	—	—	—	—	—
Vested NES	1,110,000	1	(1)	—	—	—	—	—	—	—
HK initial public offering, net of issuance cost	97,865,000	98	1,482,670	—	—	—	—	1,482,768	—	1,482,768
Share-based compensation expenses	—	—	29,353	—	—	—	—	29,353	39,527	68,880
Exercise of share options in Koolearn Holding	—	—	—	—	—	—	—	—	1,929	1,929
Transfer to statutory reserves	—	—	—	—	—	67,426	(67,426)	—	—	—
Net income	—	—	—	—	—	—	334,414	334,414	(104,393)	230,021
Foreign currency translation adjustment	—	—	—	—	325,288	—	—	325,288	1,948	327,236
Unrealized gain on available-for-sale investments, net of tax effect of US$4,014	—	—	—	—	27,318	—	—	27,318	—	27,318
Purchase of non-controlling interests	—	—	(19,092)	—	59	—	—	(19,033)	(626)	(19,659)
Shares issuance of Koolearn Holdings	—	—	(128)	—	—	—	—	(128)	30,000	29,872

Balance as of May 31, 2021	1,690,082,150	1,690	1,948,884	—	261,798	447,504	2,253,399	4,913,275	104,901	5,018,176

*	Retrospectively restated for the effect of stock split. (Note 16)
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the years ended May 31,
	2019	2020	2021
	US$	US$	US$
Cash flows from operating activities
Net income	227,846	354,859	230,021
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	110,042	146,310	225,657
Amortization of intangible assets	3,699	4,530	4,524
Amortization of land use rights	263	162	262
Loss on disposal of property and equipment	10,685	4,866	5,380
Gain on disposal of a subsidiary	(3,627)	—	—
Goodwill impairment	5,245	—	28,858
Impairment loss from intangible assets	—	—	2,936
Impairment loss from long-term investments	5,919	31,750	40,207
Impairment loss from long-lived assets	—	—	33,769
Realized gain from long-term investments	(26,379)	(407)	(3,535)
Loss from fair value change of long-term investments	104,636	18,451	3,824
Share-based compensation expenses	71,336	62,057	68,880
Allowance for doubtful accounts	146	329	3,106
Loss (gain) from equity method investments	2,289	(1,385)	1,368
Deferred income taxes	(17,273)	(8,566)	(44,644)
Amortization of discounts and issuance costs of the unsecured senior notes	—	—	548
Changes in operating assets and liabilities
Accounts receivable	(509)	(1,422)	(4,627)
Inventory	6,032	(3,278)	3,752
Prepaid expenses and other current assets	(23,624)	(40,713)	(15,229)
Amounts due from related parties	(3,022)	14,106	(661)
Long-term deposits	(12,622)	(14,266)	(5,020)
Long-term prepaid rents	858	658	—
Operating lease rights-of-use assets	—	(170,871)	(252,297)
Accounts payable	(2,747)	82	12,809
Accrued expenses and other current liabilities	(18,321)	63,667	122,147
Income taxes payable	27,210	56,372	33,533
Amounts due to related parties	670	1,152	(1,667)
Deferred revenue	336,896	61,930	420,340
Operating lease liabilities	—	224,082	215,844

Net cash provided by operating activities	805,648	804,455	1,130,085

Cash flows from investing activities
Purchase of term deposits	(104,178)	(249,048)	(1,203,630)
Proceeds from maturity of term deposits	95,402	69,740	296,077
Payments for short-term investments	(3,595,634)	(2,964,402)	(4,253,957)
Proceeds from maturity of short-term investments	3,432,981	2,248,486	3,452,642
Purchase of property and equipment	(269,140)	(309,548)	(429,197)
Proceeds from disposal of property and equipment	17,238	24,477	45,392
Payments for long-term investments	(128,970)	(92,087)	(106,965)
Proceeds from disposal of long-term investments	46,956	8,480	24,623
Business acquisitions, net of cash acquired of US$2,697, US$1,419 and US$430 for the years ended May 31, 2019, 2020 and 2021, respectively (Note 3)	(36,367)	1,073	(12,701)
Purchase of land use rights	(7,738)	—	(7,151)
Loans provided to related parties	(61,155)	(7,128)	(10,486)
Repayment of loan provided to related parties	45,682	712	27,714
Disposal of subsidiaries, net of cash disposed of US$12,050, US$665 and nil for the years ended May 31, 2019, 2020 and 2021, respectively	(9,789)	12,875	—
Net cash used in investing activities	(574,712)	(1,256,370)	(2,177,639)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(All amounts in thousands)

	For the years ended May 31,
	2019	2020	2021
	US$	US$	US$
Cash flows from financing activities
Net proceeds from HK initial public offering	—	—	1,482,768
Proceeds from issuances of common shares upon exercise of share options	—	3,629	1,929
Proceeds from issuance of ordinary shares relating to the IPO of Koolearn Holding	233,347	—	—
Cash paid for employees’ individual income taxes on withheld shares from exercise of NES	(12,085)	(9,853)	(16,168)
Payments made after a business combination	—	(18,332)	(1,741)
Repayment of long-term debt	—	—	(120,000)
Proceeds from long-term loan	96,457	20,000	297,083
Cash paid for shares repurchase	(55,962)	—	—
Capital contribution from non-controlling interests	20,498	64	—
Share issuances of Koolearn Holdings	—	—	29,872
Purchase of non-controlling interests	(15,606)	(13,370)	(19,659)

Net cash provided by (used in) financing activities	266,649	(17,862)	1,654,084

Effects of exchange rate changes	(66,123)	(29,026)	106,173

Net change in cash, cash equivalents and restricted cash	431,462	(498,803)	712,703
Cash, cash equivalents and restricted cash at beginning of year	986,765	1,418,227	919,424

Cash, cash equivalents and restricted cash at end of year	1,418,227	919,424	1,632,127

Supplement disclosure of cash flow information:
Income taxes paid	75,346	135,678	144,377
Interests paid	833	4,665	4,219
Non-cash investing and financing activities
Payable for investments and acquisitions	21,962	3,917	6,536
Payable for purchase of property and equipment	44,445	65,335	79,132
Receivable from the disposal of a subsidiary	13,760	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
New Oriental Education & Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands. The Company, its consolidated subsidiaries, its variable interest entities (the “VIEs”) and the VIEs’ subsidiaries and schools are collectively referred to as the “Group”.
The Group provides educational services in the People’s Republ
i
c of China (the “PRC”) primarily under the “New Oriental” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of
K-12
after-school tutoring
(“K-12
AST”), test preparation and other courses, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school
education and study tour.
On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council of the PRC jointly issued the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (compulsory education includes primary school education of six years and middle school education of three years, together as the “Compulsory Stage Education”)” (the “Opinion”). The key provisions of the Opinion include, but are not limited to: (i) institutions providing after-school tutoring (the “AST”) services on academic subjects in relation to the Compulsory Stage Education (“Academic AST Institutions”) are required to be registered as non-profit
organization, (ii) Academic AST Institutions providing online tutoring services are required to make application to renew their operating permit in order to maintain the internet content provider license (the “ICP License”); (iii) foreign investors shall not control or hold interest in Academic AST Institutions by means of direct investment, merger and acquisition, franchise or contractual arrangements; (iv) certain restrictions on timing and fee of academic AST services.
On September 7, 2021, to implement the Opinion, the Chinese Ministry of Education (“MOE”) published on its website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration
,
suspend enrollment of students and charging fees.
The Opinion and a related series of notice, administrative measures or circular are expected to have a material adverse impact on the Group’s AST services relating to academic subjects in the PRC’s Compulsory Stage Education, which is part of the Group’s K-12 AST, test preparation and other course. The Group is currently in the process of considering the impact of the Opinion on its current business and determining the necessary steps that need to be undertaken in order to fully comply with the Opinion. At this stage, the Group is unable to determine the full impact of the Opinion on its future consolidated financial statements. A significant portion of the Group’s deferred revenue as of May 31, 2021 related to its AST services. To the extent the Group is unable to provide AST related services related to this obligation in the future as a result of the Opinion, the Group may be required to refund any remaining balance in cash to its customers. Additionally, a significant portion of the Group’s long-lived assets related to its AST business. Those assets might be subject to future impairment based on the future steps that the Group will take to comply with the Opinion. The Company expects that businesses other than the academic AST, which are currently operated by the VIEs, would not be materially affected after taking necessary measures to comply with the Opinion.
On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, which became effective on September 1, 2021, or the Amended Implementation Rules. The Amended Implementation Rules provide that a private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transaction on an annual basis.
New Oriental China has two private schools providing compulsory education, Beijing Changping New Oriental Bilingual School (“Changping School”) and Beijing New Oriental Yangzhou Foreign Language School (“Yangzhou School”). As a result of the effectiveness of the Amended Implementation Rules from September 1, 2021, the Company shall not conduct any related party transaction, including the master exclusive service agreement with these two compulsory-education schools further described below. In accordance with the Amended Implementation Rules, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude Changping School and Yangzhou School from such agreement. The Company may take further necessary measures to comply with the Amended Implementation Rules. The financial results of those two compulsory-education schools were historically insignificant compared to the Group’s consolidated results. The Group is in the process of considering the impact of the amendment of the exclusive service agreement on its future consolidated financial statements.

As of May 31, 2021, details of the Company’s major subsidiaries, its VIEs and the VIEs’ major subsidiaries and schools were as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational technology and management services
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational consulting
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
Koolearn Holding	February 7, 2018	Cayman Islands	55.68%	Online education service
New Oriental Xuncheng Technology (HK) Limited (“Koolearn Tech”)	March 2, 2018	Hong Kong	55.68%	Online education service
Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”)	March 21, 2018	PRC	55.68%	Educational consulting and software development
Zhuhai Chongsheng Heli Network Technology Co., Ltd (“Zhuhai Chongsheng”)	July 23, 2019	PRC	55.68%	Educational consulting and software development
VIEs of the Company:
New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	Online education service
Major subsidiaries and schools of the VIEs:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language training and test preparation
Yangzhou School	June 6, 2002	PRC	N/A	Primary and secondary school education
Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language training and test preparation
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	N/A	Language training and test preparation
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language training and test preparation
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood”)	May 16, 2003	PRC	N/A	Content development and distribution
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Oversea study consulting service
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language training and test preparation
Beijing Chaoyang District Kindergarten of Stars	November 20, 2007	PRC	N/A	Pre-school education

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
VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries
The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into the following contractual arrangements with New Oriental China, New Oriental China’s subsidiaries and schools and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, (2) receive substantially all of the economic benefits of the VIEs that could be significant to the VIEs and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by the PRC law, or request the existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in the Company’s discretion. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the exclusive option agreement provide it with the substantive kick-out
rights. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under the PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement.
A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Michael Minhong Yu (“Mr. Yu
”)’s
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

(iv)
Sale of educational software agreements. Ten WFOEs, namely Beijing Hewstone, Beijing Pioneer, Beijing Smart Wood, Beijing Joy Tend Technology Company Limited (“Beijing Joy Trend”), Beijing magnificence Technology Company Limited (“Beijing Magnificence”), Beijing Top Technology Company Limited (“Beijing Top”), Beijng Shenghe Technology Company Ltd. (“Beijing Shenghe”), Beijing Right Time Technology Company Limited (“Beijing Right Time”), Beijing Sincerity Technology Company Limited and Beijing Jinghong Software Technology Company Ltd. (“Beijing Jinghong”), entered into agreements whereby the WFOEs sell various self-developed educational software to the subsidiaries or schools of New Oriental China. Except for four agreements that are silent on renewal, these agreements provide unlimited two-year
automatic renewal terms, and the subsidiaries and schools of New Oriental China cannot terminate the agreements without the consent of the WFOEs in China.

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
As discussed in the preceding paragraphs, the Group further amended its master exclusive service agreement on September 1, 2021 to exclude two compulsory-education schools from such agreement. As a result, the wholly-owned subsidiaries in China stopped providing any exclusive services to or receive any fees from those two schools.
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
the
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
VIE Arrangements between Dexin Dongfang and Xuncheng
On May 10, 2018, Dexin Dongfang, a wholly-owned subsidiary of Koolearn Holding, entered into certain contractual arrangements (the “Contractual Arrangements”) with Xuncheng and the shareholders of Xuncheng, which enable Koolearn Holding to obtain control over Xuncheng, Beijing Kuxue Huisi Network Technology Co., Ltd. (“Kuxue Huisi”) and Beijing
Dongfang Youbo
Network Technology Co.,Ltd. (“Dongfang Youbo”) (together the “Xuncheng VIE entities”).
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
On February 1, 2021, Dexin Dongfang, Zhuhai Chongsheng, Xi’an Ruiying Huishi Network Technology Co., Ltd. (“Xi’an Ruiying”), Hainan Haiyue Dongfang Network Technology Co., Ltd.(“Hainan Haiyue”), Wuhan Dongfang Youbo Network Technology Co., Ltd. (“Wuhan Dongfang”), Xuncheng and its subsidiaries and all of its registered shareholders entered into a second supplemental agreement, pursuant to which, Xi’an Ruiying, Hainan Haiyue and Wuhan Dongfang joined as parties to the contractual agreements between Dexin Dongfang, Xuncheng and its subsidiaries and the registered shareholders and the supplemental agreement of Zhuhai Chongsheng, and assumed the same rights and share the same obligations as Dexin Dongfang and Zhuhai Chongsheng under the contractual agreements and the supplemental agreement of Zhuhai Chongsheng.
Risks in relation to the VIE structure
The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable as of May 31, 2021. However, the uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and the VIEs;

•	confiscate any of income of the Company that it deems to be obtained through illegal operations;

•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and the VIEs;

•	restrict right of the Company to collect revenues or limit the Company’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries and the VIEs may not be able to comply;

•	require the Company or the Company’s PRC subsidiaries or the VIEs to restructure the relevant ownership structure or operations;

•	restrict or prohibit the Company’s use of the proceeds of the further offering to finance the Group’s business and operations in China; or

•	take other regulatory or enforcement actions against the Group that could be harmful to its business.
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
Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is one of the beneficial shareholders of the Company, holding 11.5% of the total common shares outstanding as of May 31, 2021. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and the chairman of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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
The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and the VIEs in the Group:

	As of May 31
	2020	2021
	US$	US$
Total current assets	2,385,315	3,695,432
Total non-current assets	2,463,751	3,207,820

Total assets	4,849,066	6,903,252

Total current liabilities	2,395,977	3,407,246
Total non-current liabilities	1,066,541	1,346,885

Total liabilities	3,462,518	4,754,131

	For the years ended May 31,
	2019	2020	2021
	US$	US$	US$
Net revenues	3,056,537	3,453,555	4,270,169
Net income	575,614	575,210	663,099
Net cash provided by operating activities	536,631	675,015	1,046,695
Net cash used in investing activities	(450,569)	(780,310)	(789,120)
Net cash used in financing activities	(27,691)	(45,188)	(16,658)

The VIEs contributed an aggregate of 98.7%, 96.5% and 99.9% of the
consolidated net revenues for the years ended May 31, 2019, 2020 and 2021, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of May 31, 2020 and 2021, the VIEs accounted for an aggregate of 74.0% and
68.0
%, respectively, of the consolidated total assets, and 93.9%, and 92.6%, respectively, of the consolidated total liabilities.
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
Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and the VIEs’ subsidiaries and schools. The Company and its WFOEs have entered into contractual arrangements with the VIEs and its shareholders, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. The consolidated financial statements include the financial statements of the Company, its subsidiaries, which are accounted for under the voting interest model, and its VIEs, VIEs’ subsidiaries and schools consolidated under the variable interest entity consolidation model. All inter-company transactions and balances have been eliminated upon consolidation. See “Note 1 Organization and Principal Activities—The VIE Arrangements”.
Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, total assets and liabilities, shareholders’ equity, or cash flows as previously reported.
Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the purchase price allocation relating to business acquisitions, the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment, impairment of goodwill, intangible assets, long-lived assets and long-term investments, fair value assessment of long-term investments, refund liability, discount rate for leases and allowance for credit losses. Actual results could differ from those estimates.
Business combinations
Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling
interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.
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
Restricted cash
Restricted cash represents Renminbi (“RMB”) deposit in bank accounts as deposits required by the PRC government authorities related to educational programs and services and establishment of new subsidiaries. Restricted cash is classified as either current or non-current
based on when the funds will be released in accordance with the terms of the respective agreement.

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
The Group reviews its investments in
held-to-maturity
investments for impairment periodically, recognizing an allowance, if any, by applying an estimated loss rate. The Group considers available evidence in evaluating the potential impairment of its investments in held-to-maturity
investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity
investments. The allowance for credit losses was nil
and nil for the years ended May 31, 2020 and 2021, respectively.
Allowance for doubtful accounts
Accounts receivable represents amounts due from corporate customers of the Group’s various subsidiaries and schools. The allowance for doubtful accounts is the Group’s best estimates of the amount of probable credit losses in the Group’s existing accounts receivable balance. The Group provides allowance for doubtful accounts based on historical credit loss experience and a review of the current status and reasonable and supportable forecasts of future events and economic conditions. Accounts receivable and other receivables are presented net of allowance for doubtful accounts.
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
Property and equipment also consist of construction in progress as the Group constructs certain of its property and equipment. Construction in progress represents the costs incurred in connection with the construction of property and equipment. Costs classified as construction in progress include all costs of obtaining the asset and bringing it to the location and in the condition necessary for its intended use. Construction in progress is transferred to specific property and equipment and depreciation of these assets commences when the assets are ready for their intended use
.
Land use rights, net
Land use rights are recorded at cost less accumulated amortization and amortized on a straight-line basis over the remaining term of the land certificates
, from 38.5 years to 50 years.
Intangible assets, net
Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.
Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from business combination are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets.
The estimated useful lives of intangible assets are as follows:

Trade mark	10 years
License	20 years
Student base	1.75 years
Favorable lease	8.67 years
Courseware	3 years

F-2
1

Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss calculated as an amount by which the carrying value of the cost exceed its fair value.
Goodwill, net
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group’s goodwill as of May 31, 2020 and 2021 relates to its acquisition of certain kindergartens and schools. In accordance with Accounting Standard Codification 350, Intangibles — Goodwill and Other, the recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.
Goodwill is tested for impairment at the reporting unit level on an annual basis (May 31 for the Group) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal and regulatory
factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.
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
available-for-sale
investments.

(a)	Equity securities

•	Equity securities with readily determinable fair values
Equity securities with readily determinable fair values are measured at fair value and any changes in fair value are recognized in the consolidated statements of operations.

•	Equity securities without readily determinable fair values
The Group elects a practicability exception to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.
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

F-2
2

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
For investments in investee’s shares which are determined to be debt securities, the Group accounts for them as available-for-sale
investments when they are not classified as either trading or held-to-maturity
investments.
Available-for-sale
investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive income (loss). Realized gains or losses on the sales of these securities are recognized in the consolidated statements of operations.
The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit
related is recorded in accumulated other comprehensive income as a component of shareholder’s equity.
Long-term loan
Long-term loan is recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the consolidated statements of operations.
Unsecured senior notes
Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discounts or premiums and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in the consolidated statements of operations over the maturities of the notes using the effective interest method.

F-2
3

Non-controlling
interests and redeemable
non-controlling
interests
The Group’s consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to non-controlling
interest shareholders of its subsidiaries and VIEs are classified separately as
“non-controlling
interests” in the Company’s consolidated statements of operations.
Value added tax (“VAT”)
Pursuant to the PRC tax laws, in case of any product sales, generally the VAT rate is 3% of the gross sales for small scale VAT payer and 13% of the gross sales for general VAT payer. Most of the subsidiaries of the Company are considered as general VAT payers for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 13% on revenues from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Group’s consolidated financial statements.
The new enrollment system development services and other operating services, which were previously subject to business taxes, are now subject to VAT at the rate of 6% of revenues. The non-academic
educational programs and services in short-term training schools may choose the applicable simple VAT collection method and apply for a 3% VAT rate. The intercompany sales of self-developed software are subject to VAT at the rate of 13% and the part in excess of the rate of 3% the Group can apply for refund upon collection by relevant tax authorities. The intercompany services related to self-developed software are subject to VAT at the rate of 6%. The sales of books are subject to VAT at the rate of 11% since July 1, 2017, decreased to 10% since May 1, 2018 and further decreased to 9% since April 1, 2019.
In accordance with Cai Shui [2020] No. 8, due to the Novel coronavirus
(“COVID-19”)
pandemic, the VAT on certain services was temporarily exempted from January 2020 to March 2021. As a result, the Group’s educational services were not subject to any VAT from January 1, 2020 to March 31, 2021. The VAT exemption was accounted for in a similar manner as government subsidiaries. For the years ended May 31, 2020 and 2021, US$36,005 and US$95,886 were recognized as other income in the Group’s consolidated statements of operations.
Revenue recognition
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
The Group generates substantially all of its revenues through educational programs and services with individual students in the PRC. In addition, the Group generates revenues from other services and the sales of books, which were insignificant for the years ended May 31, 2019, 2020 and 2021. The Group’s revenue are reported net of VAT and surcharges.
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

F-2
4

The Group recognizes revenue from the educational programs and services proportionately when the services are delivered. For the years ended May 31, 2019, 2020 and 2021, US$2,605,829, US$3,040,741 and US$3,667,270 of revenues of educational programs and services were
derived from
K-12
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
The Group’s contract assets consist of accounts receivable. The balance of contract assets amounted to US$4,178 and US$8,667 as of May 31, 2020 and 2021, respectively. The Group’s contract liabilities mainly consist of prepayments from customers (deferred revenue), with a balance of US$1,324,384 and US$1,926,386 as of May 31, 2020 and 2021, respectively. Substantial all contract liabilities at the beginning of the year ended May 31, 2021 were recognized as revenues during the year ended May 31, 2021 and substantial all contract liabilities as of May 31, 2020 and 2021 are expected to be realized in the following year. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.
Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of May 31, 2020 and 2021, refund liability amounted to US$94,006 and US$164,353, respectively, and are included in accrued expenses and other current liabilities.
Operating leases
Prior to
June 1, 2019, the Group adopted ASC Topic 840 (“ASC 840”),
Leases
, and each lease is classified at the inception date as either a capital lease or an operating lease.
On June 1, 2019, the Group adopted Accounting Standard Codification 842—Lease(“ASC 842”), using the modified retrospective transition method resulting in the recognition of operating lease right-of-use
(ROU) assets of US$1,254,595 and operating lease liabilities of US$1,238,080 upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations.
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
As the rate implicit in the lease is not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated using
a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses are recorded on a straight-line basis over the lease term.

F-2
5

Advertising costs
The Group expenses advertising costs as they incurred. Total advertising expenses were US$72,386, US$105,538 and US$77,704 for the years ended May 31, 2019, 2020 and 2021, respectively, and have been included as part of selling and marketing expenses.
Government subsidies
The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$3,684, US$43,476 and US$109,294, for the years ended May 31, 2019, 2020 and 2021, respectively. The government subsidies income recognized for the year ended May 31, 2021 were mainly from the VAT exemption due to
COVID-19.
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
Foreign currency risk
RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$855,654 and US$1,065,233 as of May 31,

2020 and 2021, respectively.
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

F-2
6

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
Fair value of financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, short-term investments, accounts receivable, amounts due from/to related parties, available-for-sale
investments, equity security with/without readily determinable fair values, accounts payable, long-term loan and unsecured senior notes. The Group carries its available-for-sale
investments and equity securities with readily determinable fair values at fair value and carries its equity securities without readily determinable fair values at cost, less impairment, plus or minus observable price changes in a similar transaction. The carrying amount of the Group’s long-term loan approximates fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments approximate their fair values due to the short-term maturities of these instruments. The estimated fair value of the Group’s unsecured senior notes as of May 31, 2021 approximated US$291,828 and represented a level 2 measurement.
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

F-2
7

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
Concentration of credit risk
Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of May 31, 2021 and 2020, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in the fiscal years 2020 and 2021, respectively.
Recent accounting pronouncements adopted
In June 2016, FASB issued ASU
2016-13,
Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. This ASU affects loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). On April 25, 2019, ASU
2016-13
was updated with ASU
2019-04,
which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU
2019-04
provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU
2016-13,
the amendments in ASU
2019-04
related to ASU
2016-13
are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU
2019-04
in any interim period after its issuance if the entity has adopted ASU
2016-13.
The Group adopted the new standard beginning June 1, 2020 using the modified retrospective transition approach. The impact of adopting the new standard was not material to the Group’s consolidated financial statements.
In August 2018, the FASB issued ASU
2018-13,
“Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value”. ASU
2018-13
removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU
2018-13
adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU
2018-13
is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group adopted the new standard beginning June 1, 2020 and the impact of adopting the new standard was not material to the Group’s consolidated financial statements.

F-2
8

In October 2018, the FASB issued ASU
2018-17,
Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU
2018-17
changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Company on June 1, 2020. The Group adopted the new standard beginning June 1, 2020 and the impact of adopting the new standard was not material to the
Group’s consolidated financial statements.
Recently issued accounting pronouncements not yet adopted
In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group is currently evaluating the impact of this update on its consolidated financial statements.

F-
2
9

3.	BUSINESS ACQUISITIONS
Business acquisition in fiscal year 2020:
During the year ended May 31, 2020, the Group made a business acquisition for a total consideration of US$1,153. The Group paid an amount of US$346 based on the payment schedule during the year ended May 31, 2020 and paid the remaining amount during the year ended May 31, 2021. The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The intangible assets and goodwill amounted to
US$1,149 and US$2,815, respectively. The purchase price allocation was determined by the Group with the assistance of an independent appraiser.
Pro forma financial information is not presented for the business acquisition in fiscal year 2020 as it is immaterial to the reported results.
The revenue and net loss attributable to this acquisition included in the Company’s consolidated statements of operations since the acquisition date were US$829 and US$1,115, respectively.
Business acquisition in fiscal year 2021:
During the year ended May 31, 2021, the Group made several other business acquisitions, which were both individually and in aggregate insignificant. The total cash consideration of these other business acquisitions amounted to
US$15,201,
for which
US$13,131
was paid as of May 31, 2021. The cash and cash equivalents, intangible assets and goodwill acquired from these business acquisitions were
US$430, US$2,085
and
US$13,420, respectively. The purchase price allocations were determined by the Group with assistance of an independent appraiser.
Pro forma financial information is not presented for the business acquisition in fiscal year 2021 as it is immaterial to the reported results.
The revenue and net income attributable to these acquisitions included in the Company’s consolidated statements of operations since the acquisition date were
US$4,752 and US$207, respectively.

4.	SHORT-TERM INVESTMENTS
Short-term investments consisted of the following:

	As of May 31,
	2020	2021
	US$	US$
Held-to-maturity investments	2,318,280	3,434,726

Short-term investments mainly consist of various financial products purchased from Chinese banks and trusts and are classified as held-to-maturity
investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with variable interest rates. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are equal to or less than one year.

F-3
0

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets, net, consisted of the following:

	As of May 31,
	2020	2021
	US$	US$
Advances to suppliers	49,547	60,231
Interest receivables	33,488	51,249
Receivable from third parties’ platforms	10,593	46,789
Staff advances (a)	24,712	34,611
Rental deposits	10,326	24,700
Prepaid rents (b)	39,706	20,152
VAT recoverable	5,562	7,887
Prepaid advertising fees	7,607	7,067
Deposits of advertising and decoration	2,594	1,222
Prepaid property taxes and other taxes	779	116
Others (c)	14,639	15,424

	199,553	269,448
Less: allowance for other receivables	(149)	(215)

	199,404	269,233

(a)	Staff advances were provided to staff for travelling and business related use and are expensed as incurred.
(b)	Prepaid rents represent the prepayment of rent related to leases less than 12 months
(c)	Others primarily included prepaid maintenance fees, other receivables and other miscellaneous prepayments.

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consisted of the following:

	As of May 31,
	2020	2021
	US$	US$
Buildings	178,782	205,292
Transportation equipment	9,172	8,302
Furniture and education equipment	195,262	279,751
Computer equipment and software	95,385	145,216
Leasehold improvements	579,231	839,150
Construction in progress	44,856	63,060

	1,102,688	1,540,771
Less: accumulated depreciation	(453,218)	(609,768)
Less: accumulated impairment loss	—	(29,541)
Exchange differences	22,985	(36,432)

	672,455	865,030

Depreciation expenses for the years ended May 31, 2019, 2020 and 2021 were US$110,042, US$146,310 and US$225,657, respectively. During the year ended May 31, 2021, US$29,541 impairment loss was recorded in general and administrative expenses mainly related to leasehold improvements of selected learning centers.

F-3
1

7.	LAND USE RIGHTS, NET
Land use rights, net, consisted of the following:

	As of May 31,
	2020	2021
	US$	US$
Land use rights	7,696	16,121
Less: accumulated amortization	(1,842)	(2,104)
Exchange differences	183	(28)

Land use rights, net	6,037	13,989

Amortization expenses for land use rights for the years ended May 31, 2019, 2020 and 2021 were US$263, US$162 and US$262, respectively. The Group expects to recognize
$359
in amortization expense for each of the next five years and
$12,194 thereafter.

8.	INTANGIBLE ASSETS, NET
Intangible assets, net, consisted of the following:

	As of May 31,
	2020	2021
	US$	US$
Intangible assets with indefinite lives:
Trademark	229	257
Intangible assets with finite lives:
Trademark	9,170	9,064
Courseware	116	130
Student base	12,719	13,358
Favorable lease	657	737
License	415	415

	23,306	23,961

Less: accumulated amortization	(13,515)	(18,039)
Exchange differences	455	(1,086)

	10,246	4,836

Amortization expenses for the intangible assets for the years ended May 31, 2019, 2020 and 2021, were US$3,699, US$4,530 and US$4,524, respectively. As of May 31, 2021, the Group expects to recognize amortization expenses of US$1,971, US$1,353, US$629, US$239 and US$206 for the next five years, respectively, and US$181 thereafter.
The Group recorded an impairment of nil, nil and US$2,936 for the years ended May 31, 2019, 2020 and 2021, respectively.

9.	GOODWILL, NET
Goodwill, net, consisted of the following:

	As of May 31,
	2020	2021
	US$	US$
Beginning balance	86,541	87,293
Acquisition	2,815	13,420
Exchange differences	(2,063)	8,326

Ending balance	87,293	109,039
Accumulated impairment	(6,927)	(35,785)

Goodwill, net	80,366	73,254

The Group performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. In its goodwill impairment assessment, the Group concluded that the carrying amounts of certain reporting units exceeded their implied fair values and recorded the impairment losses of
US$5,245, nil and US$28,858
for the years ended May 31, 2019, 2020 and 2021, respectively. The Group determined the fair value of the reporting units by using the income approach with significant unobservable inputs. As of May 31, 2021, the balance of goodwill mainly relates to the Group’s pre-school education and overseas consulting services reporting unit.

F-3
2

10.	LONG-TERM INVESTMENTS, NET
Long-term investments, net, consisted of the following:

	As of May 31,
	2020	2021
	US$	US$
Equity securities with readily determinable fair value:
Sunlands Online Education Group (“Sunlands”) (a)	21,440	15,939
Beijing Shengtong Printing Co., Ltd (“Shengtong”) (b)	4,066	4,829
Tarena International, Inc. (“Tarena”) (c)	2,190	3,650
Equity securities without readily determinable fair value:
Tibet Tianli Education and Technology Co., Ltd (“Tibet Tianli”) (d)	10,512	27,327
EEO Education Technology Co., Ltd. (“EEO”) (e)	8,774	9,312
Other investments (f)	30,797	50,541
Equity method investments:
New Oriental Education and Culture Industry Fund (Zhangjiagang) Partnership (Limited Partnership) (“Education Industry Fund”) (g)	67,057	86,512
VM EDU Fund I, L.P.(h)	56,734	77,727
Other investments (i)	27,716	37,597
Available-for-sale investments:
Shanghai Golden Education & Training Co., Ltd. (“Golden Finance”) (j)	59,947	83,188
Happy_seed (Cayman) Ltd. (“Happy Seed”) (k)	10,000	19,050
Tianjin Uhozz Internet Technology Co., Ltd (“Uhozz”) (l)	16,350	16,900
Other available-for-sale investments (m)	115,518	105,177

	431,101	537,749

(a)
In January 2016, the Group invested US$12,310 in Sunlands, a company engaged in online education specific to vocational qualification training, for subscribing the convertible bonds. In July 2016, the Group converted all of the convertible bonds into redeemable preferred shares of Sunlands for a 4.9% equity interests. Additionally, the Group also invested an additional US$12,205 redeemable preferred shares for another 4.9% equity interests in Sunlands during July 2016. Subsequent to the additional investment, the Group holds 9.8% equity interest in Sunlands.

On March 23, 2018, Sunlands was listed in the New York Stock Exchange Market. All of the preferred shares were converted to 529,426 Class A ordinary shares immediately upon the completion of the listing. Subsequent to the listing, the Group invested an additional US$10,000 and obtained 34,783 Class A ordinary shares in April 2018 and held 8%
aggregate equity interests in Sunlands. Losses of US$96,621,
US$16,362 and US$5,501 were recorded in loss from fair value change of long-term investments for the years ended May 31,
2019,
2020 and 2021, respectively, on the Group’s consolidated statements of operations.
(b)
In April 2015, the Group acquired 18% equity interests in Beijing ROBOROBO Technology Co., Ltd. (“ROBOROBO”) for a cash consideration of US$4,356.
ROBOROBO is a company applying various robots build training course for kids with different ages. In February 2017, the Group disposed all of its ownership in ROBOROBO, in exchange for 1.87% common shares issued by Shengtong, which is a listed
A-share
company in China. Realized gain of US$7,086 was recognized during the year ended May 31, 2017. The equity interests acquired in Shengtong were classified as equity security with readily determinable fair value.
Loss of US$1,605,
US$1,079 and gain of US$217
were recorded in loss from fair value change of long-term investments for the years ended May 31, 2019, 2020 and 2021, respectively.

F-3
3

(c)
In March 2014, the Group invested US$13,500 in Tarena, a NASDAQ listed company that provides IT professional education services in China, for 3% equity interests. In July 2017, the Group sold 1% equity interest in Tarena to third parties and the realized gain of US$4,545 was recognized in investment income for the year ended May 31, 2018.
Loss of US$6,410,
US$1,010 and gain of US$1,460
were recorded in loss from fair value change of long-term investments for the years ended May 31, 2019, 2020 and 2021, respectively.

(d)
In December 2018, the Group invested 5%
equity interests in Tibet Tianli, a company engaged in developing educational products. In April 2020 and December 2020, the Group further subscribed
5% and 11%
equity interests, respectively. The Group accounted for the investment as equity securities without readily determinable fair value as Tibet Tianli is a private company without readily determinable fair value. As of May 31, 2021 the Group holds 20.75%
of the total equity interests in Tibet Tianli. For the years ended May 31, 2019, 2020 and 2021, no impairment loss was recorded from this investment.

(e)
In April 2017, the Group acquired 10% equity interests in EEO, a company engaged in the business of developing on-line
classroom product. The Group accounted an equity security without readily determinable fair value and use
d
the measure alternative for the equity investments when the equity method is not applicable and there is no readily determinable fair value for the investments. For the years ended May 31, 2019, 2020 and 2021, no impairment loss was recorded from this investment.

(f)
The
Group holds several insignificant investments in third-party private companies and has no ability to exercise significant influence over the investees. Those investments were accounted using the measurement alternative when there is no readily determinable fair value for the investments. The Group recorded nil,
US$ 9,096 and
US$ 12,532 impairment loss on these investment during the years ended May 31, 2019, 2020 and 2021, respectively.

(g)
In July 2018, Education Industry Fund was established with the total committed capital of US$224,000.
There are two general partners in the fund, which include an entity invested by Mr. Yu and an unrelated third party. The Group participates in the Education Industry Fund as a limited partner and invested
US$86,512
in the Education Industry Fund as of May 31, 2021. The Group accounts for the investment under the equity method in accordance with ASC 323, Equity Method of Accounting (“ASC 323”) because the Group is a limited partner and owns 36.3% interest in
the
Education Industry Fund.

(h)
In June 2019, VM EDU Fund I, LP, a market-driven investment entity, was established with
a
total committed capital of US$100,000.
The Group participates in the VM EDU Fund I, LP as a limited partner and invested
US$77,727
in VM EDU Fund I, LP as of May 31, 2021. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and owns
49.69
% interest in the VM EDU Fund I, LP.

(i)
The Group holds from 6.86% to 50.0% equity interests in other 14 third-party companies through investments in their common shares or in-substance
common shares. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

(j)
In April 2015, the Group invested 9.75% equity interests in Golden Finance, a company engaged in training programs business associated with finance and business management. In November 2015, the Group further subscribed 9.75% equity interests. During the year ended May 31, 2019, the Group disposed of
7.2
% equity interests in Golden Finance with total consideration of US$33,156, and the remaining shares were diluted to 12.3%. Gain of US$23,096 was recognized as realized gain from long-term investments in the consolidated statements of operations for the year ended May 31, 2019. The Group accounts for the investment as available-for-sale
investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured at fair value.

(k)
In August 2019, the Group invested
6.42
% equity interests in Happy Seed, a company engaged in cultivating logical thinking skill. In September 2020, the Group further subscribed additional
1.57
% equity interests. The Group accounts for the investment as available-for-sale
investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured at fair value.

(l)
In May 2015, the Group invested in Uhozz, a company providing oversea rental agency services, for
 a
10% equity interests with redemption and liquidation preferences. In March 2018, the Group further subscribed to
15.18% series B preferred shares. The Group accounted for the investment as available-for-sale
investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured them at fair value.

(m)
Other
available-for-sale
investments represent several insignificant individual investments classified as available-for-sale
investments as of May 31, 2019, 2020 and 2021. Realized gains of US$3,283,
US$407 and US$3,535
were recorded in realized gain from long-term investments for the years ended May 31, 2019, 2020 and 2021, respectively. The Group recorded US$5,919, US$22,654 and US$27,675 impairment loss on these investments during the years ended May 31, 2019, 2020 and 2021, respectively.

F-3
4

The Group recognized impairment losses from long-term investments amounting to US$5,919, US$31,750 and US$40,207 during the years ended May 31, 2019, 2020 and 2021, respectively, as the Group believes the carrying value of these investments were no longer recoverable.

11.	FAIR VALUE MEASUREMENT
Assets and liabilities measured at fair value on a recurring basis
The Group measures
available-for-sale
investments and equity securities with readily determinable fair value at fair value on a recurring basis. The available-for-sale
investments recorded in long-term investments include redeemable preferred shares. The equity securities with readily determinable fair value include common shares of three listed companies.
As of May 31, 2020 and 2021, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of May 31, 2020
	Quoted Prices in	Significant Other	Significant
	Active Market for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Long-term investments:
Equity securities with readily determinable fair values	27,696	—	—	27,696
Available-for-sale investments (a)	—	41,889	159,926	201,815
Total	27,696	41,889	159,926	229,511

	As of May 31, 2021
	Quoted Prices in	Significant Other	Significant
	Active Market for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Long-term investments:
Equity securities with readily determinable fair values	24,418	—	—	24,418
Available-for-sale investments (a)	—	159,083	65,232	224,315
Total	24,418	159,083	65,232	248,733

(a)
As of May 31, 2021, the fair value of total
available-for-sale
investments amounted to US$224,315, with original cost of US$123,079 and unrealized gain of US$101,236. As of May 31, 2020, the fair value of total available-for-sale
investments amounted to US$201,815, with original cost of US$126,147 and unrealized gain of US$75,668.

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
For redeemable preferred shares that do not have a quoted market rate, the Company measured their fair value based on recent transactions or based on the market approach or income approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for a similar investment and have been classified as level 2 measurement. When no recent transactions are available, a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning, discount of lack of marketability, investee’s time to initial public offering as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on fair values. As of May 31, 2021, the fair values of available-for-sale
investments classified as level 3 were measured using the market and income approaches with significant unobservable inputs were based on the following assumptions: (1) expected volatility ranging from 51.0% to 80.7%, (2) discount rates ranging from 18.0% to 27.8%, and (3) expected life ranging from 1.5 to 4.8 years.

F-3
5

The Group did not have any transfers neither between level 1 and level 2 nor between level 1 and level 3 fair value measurements during the periods presented. The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

Level 3
investments
US$
Balance as of June 1, 2019	161,031
Initial recognition	10,000
Transfer from level 2	11,534
Transfer to level 2	(5,713)
Unrealized loss	(16,926)

Balance as of May 31, 2020	159,926
Initial recognition	35,705
Transfer to level 2	(122,109)
Disposals	(16,370)
Unrealized gain	24,507
Impairment	(26,289)
Foreign exchange difference	9,862

Balance as of May 31, 2021	65,232

Assets and liabilities measured at fair value on a nonrecurring basis
Goodwill and acquired intangible assets are measured at fair value on a non-recurring
basis when an impairment is recognized.
The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Refer to Note 9 for the goodwill impairment loss recognized for the years ended May 31, 2019, 2020 and 2021. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

F-3
6

The Group measures long-term investments (excluding the equity securities with readily determinable fair values and available-for-sale
investments) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. Refer to Note 10 for the long-term investments impairment loss recognized for the years ended May 31, 2019, 2020 and 2021.
For equity securities without readily determinable fair values, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investments was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2020	2021
	US$	US$
Accrued payroll	331,172	458,858
Refund liability (a)	94,006	164,353
Payable for purchase of property and equipment	65,335	79,132
Amounts reimbursable to employees (b)	12,674	24,983
Accrued advertising fees	20,231	23,607
VAT payable	2,881	17,358
Rent payable	13,857	17,980
Refundable deposits (c)	14,819	16,263
Refundable fees received from students (d)	15,955	12,999
Welfare payable	12,612	12,593
Other taxes payable	1,785	8,779
Accrued professional service fees	6,199	8,278
Royalty fees payable (e)	6,696	7,967
Payable for investments and acquisitions	3,917	6,536
Others (f)	32,480	48,545

Total	634,619	908,231

(a)	The refund liability is recognized for variable amount of the considerations received from the customers and recorded as refund liability as described in Note 2.
(b)	Amounts reimbursable to employees include travelling and the business related expenses.
(c)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation and student security deposits refunded upon completion of the study tour.
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
Operating lease cost
s
for the years ended May 31, 2020 and 2021 were US$392,168 and
US$518,798,
respectively, which excluded cost of short-term contracts. Short-term lease costs for the years ended May 31, 2020 and 2021 were US$9,028 and
US$14,149
, respectively.
As of May 31, 2020 and 2021, the weighted average remaining lease term was 4.7 years and
4.8
years, respectively, and the weighted average discount rate was 4.2% and
4.5%
for the Group’s operating leases, respectively.

F-3
7

Supplemental cash flow information related to the operating leases is as follows:

	For the years ended May 31,
	2020	2021
	US$	US$
Cash payments for the operating leases	371,734	495,819
ROU assets obtained in exchange for the new operating lease liabilities	639,545	764,083

A summary of maturity analysis of the annual undiscounted cash flows for the operating lease liabilities as of May 31, 2021 is as follows:

As of May 31, 2021
US$
Fiscal year ending
May 2022	552,470
May 2023	488,038
May 2024	402,252
May 2025	292,991
May 2026	182,866
Thereafter	195,182

Total future lease payments	2,113,799
Less: Imputed interest	(249,137)

Present value of operating lease liabilities	1,864,662

As of May 31, 2021, the Group has lease contracts that have been entered into but not yet commenced amounting to US$45,448, and these contracts will commence during fiscal year 2022.
During the year ended May 31, 2021, US$4,228 impairment loss was recorded in general and administrative expenses mainly related to ROU assets of selected learning centers.

14.	UNSECURED SENIOR NOTES
In July 2020, the Company issued unsecured senior notes for a principal amount of US$300,000 which are listed in the
Stock Exchange of Hong Kong Limited. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021.
A summary of the unsecured senior notes as of May 31, 2021 is as follows:

	As of May 31, 2021	Effective interest rate
	US$
Carrying amount of US$300,000, 2.125% notes due 2025	297,631	2.35%
Unamortized debt discounts, accrued interest expenses and debt issuance costs	2,369

Total principal amount of the unsecured senior notes	300,000
The unsecured senior notes were issued at a discount amount at US$299,181. The debt issuance costs of US$2,098 were direct deducted from the principal amount of the unsecured senior notes. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.
The unsecured senior notes contain covenants including, among others, negative pledge, consolidation, merger and sale all or substantially all of the Company’s assets. The notes will rank senior in rights of payment to all of the Company’s existing and future obligations expressly subordinated in rights of payment to the notes and rank at least equal in rights of payment with all of the Company’s existing and future unsecured and unsubordinated obligations (subject to any priority rights pursuant to applicable law).
As of May 31, 2021, the principal of the unsecured senior notes of
US$300,000
is due in
2025.

F-3
8

15.	LONG-TERM LOAN
Facilities Agreement
On December 14, 2018, the Company entered into a
three
-year US$250,000 term and revolving facilities agreement (the “Facilities Agreement”) with a group of lenders. The facility, a US$100,000 three-year bullet maturity term loan (the “Facilities A”), a US$100,000 three-year revolving facility (the “Facilities B”) and an additional commitment of US$50,000, are priced at 165 basis points over London Interbank Offered Rate. The additional commitment of US$50,000 expired in April 2019. The interest is payable on a quarterly basis.
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
As of May 31, 2021, the Group repaid all loans under the Facilities A and Facilities B.

	As of May 31,
	2020	2021
	US$	US$
Secured bank loan	117,881	—
The carrying amounts of bank loans are repayable:
Within a period of more than one year but not exceeding two years	117,881	—
Within a period of more than two years but not exceeding five years	—	—

16.	COMMON SHARES AND TREASURY STOCK
On March 8, 2021, the Board of Directors adopted an ordinary res
o
lution effective as of March 10, 2021 whereas each common share (whether issued or unissued) of par value of US$0.001 each in the share capital of the Company was divided into ten common shares. The Company has retroactively restated all shares and per share data for all the periods presented pursuant to ASC 260, Earnings per Share.
As of May 31, 2020 and 2021, the Company had 3,000,000,000 common shares authorized with par value of US$0.001.
The movement of the outstanding common shares and treasury stock is listed as follows, taking into the consideration of 1 to 10
stock split on March 10, 2021.

	Number of common shares	Number of treasury stock
Shares outstanding as of June 1, 2019 (restated)	1,578,497,140	9,520,000
Reissuance of treasury stock for NES	6,903,660	(6,903,660)

Shares outstanding as of May 31, 2020 (restated)	1,585,400,800	2,616,340

Issuance of common share for NES	6,816,350	(2,616,340)
Dual listing common shares issued	97,865,000	—

Shares outstanding as of May 31, 2021	1,690,082,150	—

F-
39

17. SHARE-BASED COMPENSATION
2016 Share Incentive Plan
The Company adopted 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to provide incentives to employees and directors after the expiration of the previous 2006 Share Incentive Plan. Under the 2016 Share Incentive Plan, the Company is authorized to issue up to 100,000,000 common shares pursuant to awards (including options) granted to its employees, directors and consultants. The 2016 Share Incentive Plan is effective upon its adoption by the board and continue in effect for a term of ten years unless sooner terminated. Since the adoption of the 2016 Share Incentive Plan, the Company has granted a total of 50,922,168
NES, among which 10,293,040,
 1,817,150 and 19,595,518
were granted during the years ended May 31, 2019, 2020 and 2021, respectively. 772,240,
1,437,440 and 428,228
shares were forfeited during the years ended May 31, 2019, 2020 and 2021, respectively.
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
The total intrinsic value of share options exercised during the years ended May 31, 2019, 2020 and 2021 were nil, nil and nil, respectively. As of May 31, 2021, there were no unrecognized compensation expenses related to share options granted.
As of May 31, 2021, 112,855,100 common shares out of 182,560,000 common shares were held by the depositary bank, and 22,570,920 shares out of 61,983,490 treasury stock had been issued to employees and directors upon the exercise of their vested share options.
The exercise price of share options is at least 100% of the common share fair value on the date of the grant. The term of a share option is up to ten years from the date of grant. The share options generally vest over three years at six-month
vesting increments per year.
NES
During the year ended May 31, 2021, 2,616,340 treasury stock had been issued to employees and directors upon the vesting of their NES. As of May 31, 2021, 55,568,180 common shares out of 182,560,000 common shares held by the depositary bank had been issued to employees and directors upon the vesting of their NES, and 39,412,570 shares out of 61,983,490 treasury stock had been reissued to employees and directors upon the vesting of their NES.
The NES activities under the 2016 Share Incentive Plan for the year ended May 31, 2021 are summarized as follows:

	Number of NES	Weighted-average grant date fair value and intrinsic value
		US$
NES outstanding as of June 1, 2020	12,565,050	7.07
Granted	19,595,518	11.51
Vested	(6,816,350)	7.82
Forfeited	(428,228)	7.24
NES outstanding as of May 31, 2021	24,915,990	10.35
NES vested and expect to vest as of May 31, 2021	24,915,990

The total fair value of NES vested during the years ended May 31, 2019, 2020 and 2021 were US$39,869, US$49,645 and US$53,335, respectively. The weighted average grant date fair value of NES granted during the years ended May 31, 2019, 2020 and 2021 were US$5.28, US$10.84 and US$11.51, respectively. As of May 31, 2021, the total unrecognized compensation expenses for NES of US$213,494 are expected to be recognized over a weighted average period of 1.97 years.

F-4
0

The total compensation expenses of NES are recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expenses of
US$63,315, US$41,326 and US$29,353 for the years ended May 31, 2019, 2020 and 2021, respectively.
Koolearn
Pre-IPO
Share Option Scheme
On July 13, 2018, the board of directors of Koolearn Holding approved an employee’s share option plan (the
“Pre-IPO
Share Option Scheme”). The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the
Pre-IPO
Share Option Scheme at any time must not exceed 47,836,985 (representing approximately 5.23% of the total number of shares in issue immediately before the date of the commencement of dealings in the shares on the Stock Exchange of Hong Kong Limited (without taking into account any shares that may be issued upon the Listing and any over-allotment option).
On March 7, 2019, pursuant to the list of grantees and respective numbers of options approved by the board of directors of Koolearn Holding, Koolearn Holding granted a total of 47,836,985 options to 144 grantees, including the directors, senior management of Koolearn Holding, contractors and other employees of the Group. The grant date weight average fair value of the option per share is US$0.53 and the estimated fair value of the share options granted was US$21,613 on March 7, 2019. The exercise period is 6 years from the listing date of Koolearn Holding and the exercise price is US$1.13.
The movements of share options under the
Pre-IPO
Share Option Scheme are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of June 1, 2019	44,740,485	1.13
Forfeited	(2,360,000)	1.13
Exercised	(3,129,000)	1.13

Outstanding as of May 31, 2020	39,251,485	1.13
Forfeited	(680,500)	1.13
Exercised	(1,668,000)	1.13

Outstanding as of May 31, 2021	36,902,985	1.13

The Group used the discounted cash flow method to determine the fair value of underlying ordinary shares of Koolearn Holding with the assistance of an independent valuation specialist. Based on the fair value of the underlying ordinary shares of Koolearn Holding, the Group used the binomial option-pricing model to determine the fair value of the share option as of the grant date. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.
Koolearn Holding recorded the related compensation expense of US$ 8,391 and US$3,750 for the years ended May 31, 2020 and 2021, respectively, in relation to the share options issued under the
Pre-IPO
Share Option Scheme.

F-4
1

Koolearn
Post-IPO
Share Option Scheme
On January 30, 2019, the board of directors of Koolearn Holding approved an employee’s share option plan (the
“Post-IPO
Share Option Scheme”).
Koolearn
Post-IPO
Share Option I
On January 29, 2020, pursuant to the list of grantees and respective numbers of options approved by the board of directors of Koolearn Holding, Koolearn Holding granted a total of 40,000,000 options to 552 grantees, including the directors, senior management and other employees of Koolearn Holding (“Koolearn Post-IPO Share Option I”). The grant date weight average fair value of the option per share is US$1.56 and the estimated fair value of the share options granted was US$62,135 on January 29, 2020. The exercise period is 10 years from the granting day and the exercise price is US$3.26.
The movements of share options under the Koolearn
Post-IPO
Share Option I are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Granted on January 29, 2020	40,000,000	3.26
Forfeited	(1,801,000)	3.26

Outstanding as of May 31, 2020	38,199,000	3.26
Forfeited	(8,621,185)	3.26
Exercised	(36,000)	3.26

Outstanding as of May 31, 2021	29,541,815	3.26

	January 29, 2020 Koolearn Post- IPO Share Option I
Weighted average share price	US$	3.49
Exercise price	US$	3.26
Expected volatility		52%
Expected life		10 years
Risk-free rate		1.44%
Expected dividend yield		0.00%
Koolearn Holding has used the closing price of the shares as stated in the daily quotation sheet issued by the Stock Exchange of Hong Kong Limited on the grant date as the fair value of underlying ordinary shares of Koolearn Holding. Based on the fair value of the underlying ordinary shares of Koolearn Holding, Koolearn Holding has used binomial option-pricing model to determine the fair value of the share option as of the grant date with the assistance of an independent valuation specialist. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.
Koolearn
Post-IPO
Share Option II
On August 25, 2020, pursuant to the list of grantees and respective numbers of options approved by the board of directors of Koolearn Holding, Koolearn Holding granted a total of 25,000,000 options to 162 grantees including employees of Koolearn Holding (“Koolearn
Post-IPO
Share Option II”). The grant date weight average fair value of the option per share is US$2.14 and the estimated fair value of the share options granted was US$53,872 on August 25, 2020. The exercise period is 10 years from the granting day and the exercise price is US$4.39.
The movements of share options under the Koolearn
Post-IPO
Share Option II are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Granted on August 25, 2020	25,000,000	4.39
Forfeited	(4,152,000)	4.39

Outstanding as of May 31, 2021	20,848,000	4.39

F-4
2

August 25, 2020 Koolearn Post- IPO Share Option II
Weighted average share price	4.52
Exercise price	4.39
Expected volatility	49.5%
Expected life	10 years
Risk-free rate	0.44%
Expected dividend yield	0.00%
Koolearn Holding has used the closing price of the shares as stated in the daily quotation sheet issued by the Stock Exchange of Hong Kong Limited on the grant date as the fair value of underlying ordinary shares of Koolearn Holding. Based on the fair value of the underlying ordinary shares of Koolearn Holding, Koolearn Holding has used binomial option-pricing model to determine the fair value of the share option as of the grant date with the assistance of an independent valuation specialist. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.
Koolearn Holding recognized the total expense of US$12,340 and US$35,777 for the years ended May 31, 2020 and 2021 in relation to the
Post-IPO
Share Option Scheme.

18.	INCOME TAXES
Cayman Islands
 & the British Virgin Islands (“BVI”)
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
The Company’s subsidiary, Abundant State Limited, is incorporated in BVI and is not subject to income tax.
United States (“US”)
Walkite International Academy (U.S.A.) Co., Ltd. and Blingabc Limited are incorporated in the US and are subject to federal income tax and state income tax at 21% and
8.84
%, respectively.
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
Canada
Walkite International Academy (Canada) Co., Ltd and New Oriental Vision Overseas Consulting Canada Inc. is incorporated in Canada and is subject to income tax rate at 15% in federal and 11.5% in provincial.

F-4
3

Hong Kong
Smart Shine, Winner Park, Elite Concept, One World Limited, Garden House Limited, New Oriental Xuncheng Technology (HK) Limited (“Koolearn Tech”), Asia Pacific Montessori Education Co., Ltd. (“Asia Pacific”), New Oriental Wuyou Online (HK) Education & Technology Co., Limited (“Wuyou Online”) and Dongfang Youbo (HK) Education Limited (“Dongfang Youbo (HK) “) are incorporated in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. Elite Concept and Smart Shine received special dividend of US$43,420, US$59,696 and nil during the years ended May 31, 2019, 2020 and 2021, respectively. Withholding taxes of US$2,171, US$ 3,062 and nil in connection with the dividends were fully paid during the years ended May 31, 2019, 2020 and 2021, respectively. No provision in Winner Park, One World Limited, Garden House Limited, Koolearn Tech, Asia Pacific, Wuyou Online and Dongfang Youbo (HK) for Hong Kong profit tax has been made in the consolidated financial statements as they do not have any assessable income for the years ended May 31, 2019, 2020 and 2021.
PRC
The Company’s PRC subsidiaries, the VIEs, the VIE’s subsidiaries and schools are subject to 25%
standard enterprise income tax (“EIT”) except for those accepted as qualified for small-scale enterprises, or granted preferential tax treatment.
Significant components of provision for income taxes for the years ended May 31, 2019, 2020 and 2021 were as follows:

	For the years ended May 31,
	2019	2020	2021
	US$	US$	US$
Current:
PRC	103,031	142,992	127,313

Deferred:
PRC	(17,317)	(8,630)	(43,725)

Total provision for income taxes	85,714	134,362	83,588

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%.
Beijing Shenghe and Beijing Pioneer’s HNTE certificates expected to be terminated on November 30, 2021. Kuxue Huisi, Dogwood Cultural’s HNTE certificates expected to be terminated on October 31, 2021. These enterprises are in the process of renewing their qualification of as of HNTE. Once their renewals are completed, these companies will be eligible for a favorable EIT rate of 15% starting January 1, 2021 again. Beijing Smart Wood, Beijing Hewstone, Beijing Right Time, Beijing Joy Tend, Beijing Decision, Beijing M
a
gnificence, Dexin Dongfang, Beijing Sifenke Education Consulting Company Limited, Be-linked Online Education and Xuncheng continued to qualify as HNTE and were subject to a tax rate of
 15% during the year ended May 31, 2021.
Hainan Haiyue, Hainan Dongfang Zhixin Technology Company Limited, Zhuhai Chongsheng, Zhuhai Zekai Software Technology Company Limited, Hainan Dongfang Huizhi Technology Company Limited enjoyed the EIT tax rate of 15% because of the preferential corporate income tax policies for local tax concessions.

F-4
4

Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the EIT for
two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Jinghong, Beijing Zhiyuan Hangcheng Software Technology Company Limited, Beijing Chuangying Oriental Technology Co., Ltd, and Beijing Zhihong Oriental Technology Co., Ltd were qualified as NESE and enjoyed the EIT tax benefit from January 2017 to December 2021, from January 2019 to December 2023, from January 2019 to December 2023, and from January 2019 to December 2023, respectively.
Since its establishment through May 31, 2021, Beijing Haidian School was not required by the governing tax bureau to pay any EIT. If Beijing Haidian School is required to pay EIT in the future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2020	2021
	US$	US$
Deferred tax assets
Allowance doubtful accounts	4,677	12,710
Accrued expenses	55,172	76,848
Net operating loss carry-forward	43,049	102,595
Tax impact from the long term investments disposed to a related party	1,521	1,521

Total deferred tax assets	104,419	193,674

Less: valuation allowance	(41,095)	(90,087)

Total deferred tax assets, net	63,324	103,587

Deferred tax liabilities
Acquired assets	3,598	3,241
Tax impact from the unrealized gain on available-for-sale investments	8,308	9,931

Total deferred tax liabilities	11,906	13,172

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.
The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$9,088, US$41,095 and US$90,087 as of May 31, 2019, 2020 and 2021, respectively.
As of May 31, 2021, the Group had net operating loss carried-forwards of US$85,263 from the Company’s PRC subsidiaries, the VIEs, the VIE’s subsidiaries and schools which will expire on various dates from May 31, 2021 to May 31, 2026.
A reconciliation of the effective tax rates from 25% statutory tax rates for the years ended May 31, 2019, 2020 and 2021 was as follows:

	For the years ended May 31,
	2019	2020	2021
	%	%	%
Statutory tax rate	25.00	25.00	25.00
Effect of permanent differences for tax purposes	16.70	5.93	(1.53)
Tax effect of exempt entities	(6.91)	(5.50)	(3.83)
Effect of tax holiday	(9.73)	(5.13)	(8.66)
Changes in valuation allowance	1.13	6.53	15.55
Effect of dividend withholding tax	0.77	0.63	0.00

Effective tax rate	26.96	27.46	26.53

F-4
5

If the WFOE and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates for the years ended May 31, 2019, 2020 and 2021, the increase in income tax expenses and the decrease in net income per share amounts would be as follows:

	For the years ended May 31,
	2019	2020	2021
	US$	US$	US$
Increase in income tax expenses	51,002	50,809	33,847
Decrease in net income per share—basic	0.32	0.32	0.20
Decrease in net income per share—diluted	0.32	0.32	0.20

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
If the Company were to be a
non-resident
for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by the PRC schools and subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In November 2018, Elite Concept started to enjoy a preferential tax rate of 5% under the
tax treaty treatment. During the year ended May 31, 2019, Beijing Decision paid US$2,171 withholding tax when they paid a special dividend to Elite Concept. During the year ended May 31, 2020, Beijing Decision, Beijing Hewstone, Beijing Right Time, Beijing Top and Beijing Magnificence paid US$3,062 withholding tax when they paid a special dividend to Elite Concept.
Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs that are available for distribution were US$1,972,912, US$2,279,550 and US$

2,795,596 as of May 31, 2019, 2020 and 2021, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liabilities were recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.
The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2019, 2020 and 2021. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.
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

F-4
6

19.	NET INCOME PER SHARE
The computation of basic and diluted net income per common share for the years ended May 31, 2019, 2020 and 2021 was as follows:

	For the years ended May 31,
	2019	2020	2021
	US$	US$	US$
Numerator:
Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	238,065	413,333	334,414

Net income available for future distribution	238,065	413,333	334,414

Denominator*
Weighted average common shares outstanding-basic	1,582,938,900	1,584,295,760	1,645,463,440

Plus: incremental weighted average common shares from assumed vesting of NES using the treasury stock method	7,454,550	11,073,140	6,518,944

Weighted average common shares outstanding-diluted	1,590,393,450	1,595,368,900	1,651,982,384

Net income per common share*
- Basic	0.15	0.26	0.20
- Diluted	0.15	0.26	0.20

*	Retrospectively restated for effect of stock split
There was no employee share options included
in
the dilutive share calculation for the years ended May 31, 2019, 2020 and 2021 due to anti-

dilutive effects.

20.	RELATED-PARTIES TRANSACTIONS
The Group had the following significant balances and transactions with major related parties:

(a)	Amount due from/to related parties:

			Amounts due from related parties, current As of May 31,		Amounts due to related parties, current As of May 31,
	Notes	Relationship	2020	2021	2020	2021
			US$	US$	US$	US$
Metropolis Holding China Limited (“Metropolis”)	(1)	Company controlled by Mr. Yu	1,951	914	159	—
Others			1,433	3,204	1,431	33

Total			3,384	4,118	1,590	33

			Amounts due from related parties, non-current As of May 31,
	Notes	Relationship	2020	2021
			US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	1,550	3,623
Beijing Dianshi Jingwei Technololy Co., Ltd (“Dianshi Jingwei”)	(2)	Equity method investee	21,024	—
Others			135	534

Total			22,709	4,157

F-4
7

(b)	Transactions:

			Rental expenses For the years ended May 31,
			2019	2020	2021
			US$	US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	7,888	9,615	11,653

			Revenues For the years ended May 31,
			2019	2020	2021
			US$	US$	US$
Beijing Fishpond Software Technology Co., Ltd. (“Fishpond”)		Equity method investee	1,060	438	—
Others	(4)		—	41	1,114

Total			1,060	479	1,114

			Loans provided to related parties For the years ended May 31,
			2019	2020	2021
			US$	US$	US$
Dianshi Jingwei	(2)	Equity method investee	61,155	7,128	—
Beijing MaxEn International Education Consulting Company Limited (“Beijing MaxEn”)	(3)	Equity method investee	—	—	10,486
Total			61,155	7,128	10,486

			Cost For the years ended May 31,
			2019	2020	2021
			US$	US$	US$
EEO		Equity securities without readily determinable fair values investee	2,408	3,239	—
Beijing Dongfang Heli Investment and Development Ltd (“Dongfang Heli”)		Equity method investee	1,064	1,700	1,915
Others	(4)		460	31	175

Total			3,932	4,970	2,090

(1)
Starting in April 2010, the Group began renting a large portion of a building owned by Metropolis for office space. In March 2012, Metropolis was acquired by a company wholly-owned by Mr. Yu, the Group’s executive chairman. As a result, Metropolis became a related party of the Group. As of May 31, 2020 and 2021, the current amounts due from Metropolis were US$1,951 and US$914, respectively and the non-current
amounts due from Metropolis were US$1,550 and US$3,623, respectively. Those represented prepaid rent related to a short-term lease and deposit for the building. As of May 31, 2020 and 2021, the ROU assets related to the leases rented from Metropolis were US$15,828 and US$19,158, respectively, and the relevant lease liabilities were US$15,475 and US$18,965, respectively.

(2)
In April 2016, the Group sold 51% of the equity interest of its fully-owned subsidiary Dianshi Jingwei and Dianshi Jingwei became an equity method investee of the Group. As of May 31, 2020, amounts due from Dianshi Jingwei included five outstanding loans provided by the Group with no interest accrued. During the year ended of May 31, 2021, Dianshi Jingwei fully repaid the loan balance amounting to US$21,024.

F-4
8

(3)
During the year ended May 31, 2021, the Group provided the loans in aggregate of US$10,486 to Beijing MaxEn, an equity method investee of the Group. As of May 31, 2021, the outstanding balance of the loans was US$5,497, which was fully impaired.

(4)	As of May 31, 2020 and 2021, the transactions in “others” included the revenue and cost from long-term investees.

21.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of May 31, 2021, the future minimum capital commitments were as follows:

US$
Capital commitment for the purchase of property and equipment	6,446
Capital commitment for leasehold improvements	49,155

Total	55,601

Contingent liabilities
The Group has been named in a number of lawsuits arising in its ordinary course of business. Although the outcome of those lawsuits are uncertain, the Group does not believe the possibility of a material loss is probable. The Group is unable to estimate a range of loss, if any, that could result if there would be an adverse decision, as such, and the Group has not accrued any liabilities.

22.	NON-CONTROLLING INTERESTS

Non-controlling interests
US$
Balance as of June 1, 2019	164,411
Purchase of non-controlling interests	6,675
Capital contribution from non-controlling interests	(39)
Share-based compensation expenses from Koolearn Holding	20,731
Exercise of share options in Koolearn Holding	3,629
Foreign currency translation adjustment	(417)
Net loss attributed to non-controlling interests	(58,474)

Balance as of May 31, 2020	136,516

Purchase of non-controlling interests	(626)
Koolearn additional shares issuance	30,000
Share-based compensation expenses from Koolearn Holding	39,527
Exercise of share options in Koolearn Holding	1,929
Foreign currency translation adjustment	1,948
Net loss attributed to non-controlling interests	(104,393)

Balance as of May 31, 2021	104,901

F-
49

The effects of changes in the Company’s ownership interest in subsidiaries on the Company’s equity were as follows:

	For the years ended May 31,
	2019	2020	2021
	US$	US$	US$
Net income attribute to New Oriental Education & Technology Group Inc.’s shareholders	238,065	413,333	334,414
Share option gain	—	5,752	—
Decrease in the Group’s additional paid-in capital resulting from disposal of a subsidiary	(371)	—	—
Increase (decrease) in the Group’s additional paid-in capital resulting from reclassification and capital injection of non-controlling interests	160,871	103	(128)
Increase in the Group’s additional paid-in capital resulting from the change in non-controlling interests resulting from Koolearn Holding’s IPO	139,211	—	—
Decrease in the Group’s additional paid-in capital resulting from repurchase shares from non-controlling interests	(15,190)	(20,045)	(19,092)

Changes from net income attributable to New Oriental Education & Technology Group Inc.’s shareholders and transfers to non-controlling interests	522,586	399,143	315,194

23.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group identified seven operating segments, including
K-12
AST, test preparation and other courses, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school
education and study tour. During the years ended May 31, 2019 and 2020, the Group identified
K-12
AST, test preparation and other courses, as a reportable segment. Online education, content development and distribution, overseas study consulting services, pre-school
education, primary and secondary school education and study tour operating segments were aggregated as others because individually they did not exceed the 10% quantitative threshold. During the year ended May 31, 2021, Online education became a reportable segment as it individually exceeded the 10% quantitative threshold. As a result, prior period segment information has been restated to conform to the current year.
The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and operating income. Net revenues, operating cost and expenses, operating income, and total assets by segment were as follows:
For the year ended May
 31, 2019

	K-12 AST, test preparation and other courses	Online Education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	2,605,829	132,844	357,818	3,096,491
Operating cost and expenses:
Cost of revenues	(1,128,355)	(59,878)	(188,036)	(1,376,269)
Selling and marketing	(212,170)	(65,289)	(79,939)	(357,398)
General and administrative	(675,315)	(40,773)	(108,420)	(824,508)
Unallocated corporate expenses	—	—	—	(236,409)
Total operating cost and expenses	(2,015,840)	(165,940)	(376,395)	(2,794,584)
Gain on disposal of a subsidiary	—	—	—	3,627
Operating income (loss)	589,989	(33,096)	(18,577)	305,534
Segment assets	2,226,344	539,855	579,029	3,345,228
Unallocated corporate assets	—	—	—	1,301,331

Total assets	2,226,344	539,855	579,029	4,646,559

F-5
0

For the year ended May
 31, 2020

	K-12 AST, test preparation and other courses	Online Education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	3,040,741	152,542	385,399	3,578,682
Operating cost and expenses:
Cost of revenues	(1,304,239)	(84,896)	(199,764)	(1,588,899)
Selling and marketing	(218,739)	(126,471)	(76,265)	(421,472)
General and administrative	(729,125)	(69,060)	(110,287)	(908,474)
Unallocated corporate expenses	—	—	—	(260,834)
Total operating cost and expenses	(2,252,103)	(280,427)	(386,316)	(3,179,679)
Operating income (loss)	788,638	(127,885)	(917)	399,003
Segment assets	3,588,900	687,312	701,418	4,977,630
Unallocated corporate assets	—	—	—	1,579,255

Total assets	3,588,900	687,312	701,418	6,556,885
For the year ended May
 31, 2021

	K-12 AST, test preparation and other courses	Online Education	Others	Consolidated
	US$	US$	US$	US$
Net revenues	3,667,270	210,591	398,678	4,276,539
Operating cost and expenses:
Cost of revenues	(1,680,779)	(145,428)	(210,668)	(2,036,875)
Selling and marketing	(326,708)	(175,092)	(86,605)	(588,405)
General and administrative	(955,211)	(124,897)	(130,104)	(1,210,212)
Unallocated corporate expenses	—	—	—	(323,781)
Total operating cost and expenses	(2,962,698)	(445,417)	(427,377)	(4,159,273)
Operating income (loss)	704,572	(234,826)	(28,699)	117,266
Segment assets	4,380,247	516,488	759,147	5,655,882
Unallocated corporate assets	—	—	—	4,495,171

Total assets	4,380,247	516,488	759,147	10,151,053

24.	MAINLAND CHINA CONTRIBUTION PLAN
The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$178,057, US$217,127 and US$257,542 for the years ended May 31, 2019, 2020 and 2021, respectively.

25.	STATUTORY RESERVES
Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and the VIEs in the PRC must make appropriations from after-tax
profit to
non-distributable
reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.
Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax
profits as determined under the PRC laws and regulations at each year-end
until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended May 31, 2019, 2020 and 2021, US$1,875, US$1,506 and US$3,302 were accrued for the general reserve, respectively.

F-5
1

The PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax
income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended May 31, 2019, 2020 and 2021, appropriations to the development fund amounted to US$40,136, US$73,043 and US$64,124, respectively.
These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The Group allocated US$42,011, US$74,549 and US$67,426 to statutory reserves during the years ended May 31, 2019, 2020 and 2021, respectively.

26.	RESTRICTED NET ASSETS
Relevant PRC laws and regulations restrict the WFOEs and the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends, except in the event of liquidation. The balance of restricted net assets was US$472,924, US$513,721 and US$724,854, of which US$437,121, US$464,917 and US$681,309 was attributed to the paid-in
capital, additional
paid-in
capital and statutory reserves of the VIEs and US$35,803, US$48,804 and US$43,545 was attributed to the paid-in
capital, additional
paid-in
capital and statutory reserves of the WFOEs, as of May 31, 2019, 2020 and 2021, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under th
e
applicable PRC law, loans from the PRC companies to their offshore affiliated entities require governmental approval, and advances by the PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

F-5
2