Form 20-F
period 2022-05-31
New Oriental Education & Technology Group Inc.
filed 2022-09-29
CIK 1372920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(
Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2022.
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
Tel: +(86 10) 6090-8000
E-mail: yangzhihui@xdf.cn
Fax: +(86 10) 6260-5511
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
American depositary shares, each representing ten common shares*	EDU	New York Stock Exchange
Common shares, par value US$0.001 per share**	9901	The Stock Exchange of Hong Kong Limited

*
Effective on August 18, 2011, the ratio of ADSs to our common shares was changed from one ADS representing four common shares to one ADS representing one common share. Effective on April 8, 2022, the ratio of ADSs to our common shares was further changed from one ADS representing one common share to one ADS representing ten common shares.

**
Effective on March 10, 2021, we implemented a one-for-ten share split, in which each common share of par value of US$0.01 each were subdivided into ten common shares, with a par value of US$0.001 each.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,696,966,183 common shares, par value US$0.001 per share, as of May 31, 2022.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•
“we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Inc., a Cayman Islands company, its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial data, also includes the consolidated affiliated entities in China, including New Oriental China (as defined below), its schools and subsidiaries in China, and Beijing Xuncheng (as defined below) and its subsidiaries in China;

•
“New Oriental China” refers to New Oriental Education & Technology Group Co., Ltd., formerly known as Beijing New Oriental Education & Technology (Group) Co., Ltd., which is a domestic PRC company and a variable interest entity whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•
“Beijing Xuncheng” refers to Beijing New Oriental Xuncheng Network Technology Co., Ltd., which is a domestic PRC company and the variable interest entity of our majority-owned subsidiary, Koolearn Technology Holding Limited, and whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•
“VIEs” or “variable interest entities” refers to Beijing Xuncheng and New Oriental China, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•	“consolidated affiliated entities” refers to New Oriental China and its schools and subsidiaries in China and Beijing Xuncheng and its subsidiaries in China;

•
“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;

•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“Companies (WUMP) Ordinance” are to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time;

•	“FRC” refers to Financial Reporting Council;

•	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

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

•
“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding students enrolled in our kindergarten;

•
“shares” or “common shares” refers to our common shares, par value US$0.001 per share. Except as otherwise indicated, all share and per share data in this annual report give retroactive effect to the one-for-ten share split that became effective on March 10, 2021;

•
“ADSs” refers to our American depositary shares. Prior to August 18, 2011, each of our ADSs represented four common shares. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. On April 8, 2022, the ratio of ADSs to our common shares was further changed from one ADS representing one common share to one ADS representing ten common shares. Except as otherwise noted, these changes in our ADS to common share ratio has been retroactively reflected in this annual report on Form 20-F; and

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
Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi and Hong Kong dollars to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.6715 to US$1.00 and HK$7.8468 to US$1.00, the respective exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2022. We make no representation that any Renminbi, Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.
Glossary of Major Admissions and Assessment Tests

ACT	American College Test (US)
A Level	Advanced Level (Commonwealth countries)
AP	Advanced Placement (United States)
GCSE	General Certificate of Secondary Education (Commonwealth countries)
BEC	Business English Certificate (US)
CET 4	College English Test Level 4 (PRC)
CET 6	College English Test Level 6 (PRC)
GMAT	Graduate Management Admission Test (US)
GRE	Graduate Record Examination (US)
IELTS	International English Language Testing System (Commonwealth countries)
LSAT	Law School Admission Test (US)
SAT	SAT College Entrance Test (US)
SSAT	Secondary School Admission Test (US)
TOEFL	Test of English as a Foreign Language (US)
TOEFL Junior	Test of English as a Foreign Language for students aged 11 or above (US)
TOEIC	Test of English for International Communication (US)
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
Our Holding Company Structure and Contractual Arrangements with the VIEs
New Oriental Education & Technology Group Co., Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. Therefore, we operate such businesses in China through the consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the consolidated affiliated entities. Revenues contributed by the consolidated affiliated entities accounted for 96.5%, 99.9% and 99.6% of our total net revenues for the fiscal years ended May 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Co., Inc. a Cayman Islands company, its predecessor entities and subsidiaries, and, in the context of describing our operations and the consolidated financial information, the consolidated affiliated entities, including New Oriental China and its schools and subsidiaries in China, and Beijing Xuncheng and its subsidiaries in China. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands.
A series of contractual agreements, including equity pledge agreements, exclusive option agreement, powers of attorney, service agreements, have been entered into by and among our wholly-owned subsidiaries in China, the VIEs and their respective shareholders. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIEs, and we have consolidated their financial results in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.”

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of May 31, 2022:

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

(3)	Consisting of various PRC companies operating our educational materials and distribution business, and overseas study consulting business in China.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the contractual agreements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from the VIEs. In addition, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual agreements. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. As such, we may incur substantial costs to enforce the terms of the arrangements. In addition, our contractual arrangements have not been tested in a court of law as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected” for further details.
Our corporate structure is subject to unique risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs and/or common shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations related to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, regulations on the use of variable interest entities, regulations on the education industry, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and/or common shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or common shares.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations
Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations” and “—If we fail to obtain and maintain the licenses and approvals required for online education in China, our business, financial condition and results of operations may be materially and adversely affected,” we believe our PRC subsidiaries and the consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations in China, including, among others, the private school operation permits and license for internet information services, or ICP license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the services of our company in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” and “—If we fail to obtain and maintain the licenses and approvals required for online education in China, our business, financial condition and results of operations may be materially and adversely affected.”
Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or nor have been denied such requisite permissions by the CSRC or the CAC. Our PRC legal counsel has consulted the relevant government authority, which confirmed that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintaining our listing status on the NYSE. In addition, on December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. The Draft Filing Measures also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022, and there is no timetable as to when these drafts will be enacted. Our PRC legal counsel has advised us that, as of the date of this annual report, the Draft Overseas Listing Provisions and the Draft Filing Measures were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. As such, we believe that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC in connection with any offering of securities to foreign investors as of the date of this annual report.
However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of most of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or common shares.”

The Holding Foreign Companies Accountable Act
Our ADSs and shares will be prohibited from trading on a national securities exchange or in the over-the-counter market in the United States in 2024 under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The PCAOB has been unable, and is currently unable, to inspect our auditor in relation to their audit work performed for our financial statements. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the current law, prohibition from trading on a national securities exchange or in the over-the-counter market in the United States could take place in 2024. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, the proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading in the United States. If the proposed provision is enacted, our ADS could be prohibited from trading in the United States in 2023. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. A prohibition on the trading of our ADSs, or the threat of their trading being prohibited, may materially and adversely affect the value of your investment.”
Cash and Asset Flows through Our Organization
New Oriental Education & Technology Group Inc. is a Cayman Islands holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIEs and their subsidiaries and/or schools in China. As a result, although other means are available for us to obtain financing at the holding company level, New Oriental Education & Technology Group Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to New Oriental Education & Technology Group Inc. In addition, our PRC subsidiaries are permitted to pay dividends to New Oriental Education & Technology Group Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our subsidiaries and the VIEs and their subsidiaries and/or schools are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”
Under PRC law, New Oriental Education & Technology Group Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs and their subsidiaries and/or schools only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution. For the fiscal years ended May 31, 2020, May 31, 2021, and May 31, 2022, New Oriental Education & Technology Group Inc. received repayment of loans of nil, nil, and US$282.1 million from our intermediate holding companies and subsidiaries, respectively. For the fiscal years ended May 31, 2020, May 31, 2021, and May 31, 2022, New Oriental Education & Technology Group Inc. provided loans of US$20.7 million, US$310.8 million, and US$330.4 million to our intermediate holding companies and subsidiaries, respectively.
On July 25, 2017, our board of directors declared a special cash dividend in the amount of US$0.45 per ADS. The cash dividend was paid in October 2017 to shareholders of record at the close of business on September 6, 2017. The aggregate amount of cash dividends paid was approximately US$71.2 million. We currently do not have any dividend policy. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information— E. Taxation.”
We currently do not have cash management policies in place that dictate how funds are transferred between New Oriental Education & Technology Group Inc., our subsidiaries, the VIEs and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario (1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)
Under the terms of contractual agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These fees shall be recognized as expenses of consolidated affiliated entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)
Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a non-deductible transfer to our wholly-owned subsidiaries in China for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for our PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income.
A.
Selected Financial Data
Our Selected Consolidated Financial Data
The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2020, 2021 and 2022 and the consolidated balance sheet data as of May 31, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2018 and 2019 and the selected consolidated balance sheet data as of May 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2018, 2019 and 2020, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2018	2019	2020	2021	2022
Selected Consolidated Statement of Operations Data:
Net revenues:
Educational programs and services	2,165,152	2,785,254	3,230,378	3,936,969	2,709,549
Books and other services	282,278	311,237	348,304	339,570	395,697

Total net revenues	2,447,430	3,096,491	3,578,682	4,276,539	3,105,246
Operating cost and expenses: (1)
Cost of revenues	(1,065,740)	(1,376,269)	(1,588,899)	(2,036,875)	(1,754,291)
Selling and marketing	(324,249)	(384,287)	(445,259)	(600,778)	(466,895)
General and administrative	(794,482)	(1,028,783)	(1,145,521)	(1,489,826)	(1,866,573)

Impairment loss on intangible assets and goodwill	—	(5,245)	—	(31,794)	—

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2018	2019	2020	2021	2022
Selected Consolidated Statement of Operations Data:
Total operating cost and expenses	(2,184,471)	(2,794,584)	(3,179,679)	(4,159,273)	(4,087,759)

Gain on disposal of a subsidiary	—	3,627	—	—	—

Operating income/(loss)	262,959	305,534	399,003	117,266	(982,513)
Other income, net:
Interest income	84,838	97,530	116,117	141,511	123,542
Interest expense	—	(1,615)	(4,627)	(6,747)	(4,050)
Realized gain from long-term investments	7,366	26,379	407	3,535	22,004
Impairment loss from long-term investments	(980)	(5,919)	(31,750)	(40,207)	(129,350)
Loss from fair value change of long-term investments	—	(104,636)	(18,451)	(3,824)	(14,933)
Loss on deconsolidation of subsidiaries	—	—	—	—	(79,609)
Miscellaneous income/(loss), net	2,841	(1,424)	27,137	103,443	32,411

Provision for income taxes:
Current	(72,785)	(103,031)	(142,992)	(127,313)	(44,378)
Deferred	13,377	17,317	8,630	43,725	(91,934)

Provision for income taxes	(59,408)	(85,714)	(134,362)	(83,588)	(136,312)

(Loss)/Gain from equity method investments	(379)	(2,289)	1,385	(1,368)	(51,466)

Net income/(loss)	297,237	227,846	354,859	230,021	(1,220,276)

Less: Net income/(loss) attributable to noncontrolling interests	1,107	(10,219)	(58,474)	(104,393)	(32,555)

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	296,130	238,065	413,333	334,414	(1,187,721)

Net income/(loss) per common share attributable to shareholders of New Oriental Education & Technology Group Inc. (2) (3)
-Basic	0.19	0.15	0.26	0.20	(0.70)

-Diluted	0.19	0.15	0.26	0.20	(0.70)

Weighted average shares used in calculating basic net income/(loss) per common share (3)	1,581,687,940	1,582,938,900	1,584,295,760	1,645,463,440	1,696,419,232
Weighted average shares used in calculating diluted net income/(loss) per common share (3)	1,585,565,000	1,590,393,450	1,595,368,900	1,651,982,384	1,696,419,232

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:
(2)
Each ADS represents ten common shares. For the years ended May 31, 2018, 2019, 2020 and 2021, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

(3)
For the years ended May 31, 2018, 2019 and 2020, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the 1-for-10 share split that became effective on March 10, 2021.

	For the Years Ended May 31,
(in thousands of US$)	2018	2019	2020	2021	2022
Cost of revenues	—	134	2,224	6,698	(131)
Selling and marketing	—	1,205	4,227	6,922	(2,437)
General and administrative	57,443	69,997	55,606	55,260	135,536

Total	57,443	71,336	62,057	68,880	132,968

The following table presents our selected consolidated balance sheet data as of May 31, 2018, 2019, 2020, 2021 and 2022:

	As of May 31,
(in thousands of US$)	2018	2019	2020	2021	2022
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	983,319	1,414,171	915,057	1,612,211	1,148,637
Total assets	3,977,712	4,646,559	6,556,885	10,151,053	6,034,666
Total current liabilities	1,750,884	2,006,224	2,479,364	3,471,445	1,710,114
Total liabilities	1,763,017	2,121,462	3,687,074	5,132,877	2,241,142
Total mezzanine equity	206,624	—	—	—	—

	As of May 31,
(in thousands of US$)	2018	2019	2020	2021	2022
Selected Consolidated Balance Sheet Data:
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,991,589	2,360,686	2,733,295	4,913,275	3,705,506
Noncontrolling interests	16,482	164,411	136,516	104,901	88,018
Total equity	2,008,071	2,525,097	2,869,811	5,018,176	3,793,524
Financial Information Related to the Consolidated Affiliated Entities
The following tables present the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities for the years and as of the dates presented.
Selected Condensed Consolidated Statements of Operations Information

		For the Year Ended May 31, 2022
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total

		US$
		(In thousands)
Third-party net revenues	—	7,265	4,641	3,093,340	—	3,105,246
Inter-company revenues	—	4,706	322,697	45,976	(373,379)	—
Total costs and operating expenses	(100,182)	(36,084)	(274,050)	(4,038,886)	361,443	(4,087,759)
Income (loss) from subsidiaries and VIEs	(1,057,770)	(1,022,764)	(1,088,225)	—	3,168,759	—
Other income, net	25,180	(15,184)	14,621	(45,042)	(29,560)	(49,985)
Income (loss) before income tax expenses	(1,132,772)	(1,062,061)	(1,020,316)	(944,612)	3,127,263	(1,032,498)
Less: income tax expenses	—	(195)	(8,405)	(127,712)	—	(136,312)
Income (loss) from equity method investments	(14,154)	6,452	63	(43,827)	—	(51,466)
Net income	(1,146,926)	(1,055,804)	(1,028,658)	(1,116,151)	3,127,263	(1,220,276)

		For the Year Ended May 31, 2021
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total

		US$
		(In thousands)
Third-party net revenues	—	6,424	(54)	4,270,169	—	4,276,539
Inter-company revenues	—	12,016	485,500	73,580	(571,096)	—
Total costs and operating expenses	(4,505)	(581,858)	(355,182)	(3,802,889)	585,161	(4,159,273)
Income (loss) from subsidiaries and VIEs	222,554	789,220	663,099	—	(1,674,873)	—
Other income, net	1,432	(2,308)	22,099	185,758	(9,270)	197,711
Income (loss) before income tax expenses	219,481	223,494	815,462	726,618	(1,670,078)	314,977
Less: income tax expenses	—	499	(25,583)	(58,504)	—	(83,588)
Income (loss) from equity method investments	5,745	(1,439)	(659)	(5,015)	—	(1,368)
Net income	225,226	222,554	789,220	663,099	(1,670,078)	230,021

		For the Year Ended May 31, 2020
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total

		US$
		(In thousands)
Third-party net revenues	—	95,299	29,828	3,453,555	—	3,578,682
Inter-company revenues	—	288	431,517	68,118	(499,923)	—
Total costs and operating expenses	(42,862)	(33,029)	(779,630)	(2,832,773)	508,615	(3,179,679)
Income (loss) from subsidiaries and VIEs	404,128	366,930	711,446	—	(1,482,504)	—
Other income, net	(6,963)	(21,972)	14,585	111,904	(8,721)	88,833
Income (loss) before income tax expenses	354,303	407,516	407,746	800,804	(1,482,533)	487,836
Less: income tax expenses	—	(3,049)	(40,697)	(90,616)	—	(134,362)
Income (loss) from equity method investments	585	(339)	(119)	1,258	—	1,385
Net income	354,888	404,128	366,930	711,446	(1,482,533)	354,859
Selected Condensed Consolidated Balance Sheets Information

		As of May 31, 2022
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total

		US$
		(In thousands)
Assets
Cash and cash equivalents	150,234	144,946	534,465	318,992	—	1,148,637
Amount due from Group companies	410,833	642,183	1,045,013	46,756	(2,144,785)	—
Other current assets	738,284	104,578	891,789	1,590,671	—	3,325,322
Total current assets	1,299,351	891,707	2,471,267	1,956,419	(2,144,785)	4,473,959
Investment in subsidiaries and VIEs	225,854	413,218	—	—	(639,072)	—
Property and equipment, net	—	1,626	86,382	314,682	—	402,690
Other non-current assets	104,433	89,220	57,199	907,165	—	1,158,017
Total non-current assets	330,287	504,064	143,581	1,221,847	(639,072)	1,560,707
Total assets	1,629,638	1,395,771	2,614,848	3,178,266	(2,783,857)	6,034,666
Liabilities
Deferred revenue-current	—	1,244	4,631	927,187	—	933,062
Amount due to Group companies	79,670	712,723	359,627	999,505	(2,151,525)	—
Other current liabilities	1,899	2,665	22,686	749,802	—	777,052
Total current liabilities	81,569	716,632	386,944	2,676,494	(2,151,525)	1,710,114
Total liabilities	146,963	716,824	390,495	3,138,385	(2,151,525)	2,241,142
Total shareholders’ equity	1,482,675	678,947	2,224,353	39,881	(632,332)	3,793,524
Total liabilities and equity	1,629,638	1,395,771	2,614,848	3,178,266	(2,783,857)	6,034,666

		As of May 31, 2021
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total

		US$
		(In thousands)
Assets
Cash and cash equivalents	332,080	260,088	82,670	937,373	—	1,612,211
Amount due from Group companies	391,186	301,781	837,944	58,816	(1,589,727)	—
Other current assets	849,288	53,499	1,301,098	2,758,059	—	4,961,944
Total current assets	1,572,554	615,368	2,221,712	3,754,248	(1,589,727)	6,574,155
Investment in subsidiaries and VIEs	225,854	368,949	—	—	(594,803)	—
Property and equipment, net	—	1,580	103,036	760,414	—	865,030
Other non-current assets	100,682	85,655	78,125	2,447,406	—	2,711,868
Total non-current assets	326,536	456,184	181,161	3,207,820	(594,803)	3,576,898
Total assets	1,899,090	1,071,552	2,402,873	6,962,068	(2,184,530)	10,151,053
Liabilities
Deferred revenue-current	—	961	2,418	1,923,007	—	1,926,386
Amount due to Group companies	115,992	382,915	308,678	788,082	(1,595,667)	—
Other current liabilities	14,398	2,244	44,180	1,484,239	—	1,545,061
Total current liabilities	130,390	386,120	355,276	4,195,328	(1,595,667)	3,471,447
Total liabilities	428,021	386,120	372,190	5,542,213	(1,595,667)	5,132,877
Total shareholders’ equity	1,471,069	685,432	2,030,683	1,419,855	(588,863)	5,018,176
Total liabilities and equity	1,899,090	1,071,552	2,402,873	6,962,068	(2,184,530)	10,151,053
Selected Condensed Consolidated Cash Flows Information

		For the Year Ended May 31, 2022
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total

		US$
		(In thousands)
Net cash provided by/(used in) operating activities	7,682	(3,470)	233,032	(1,517,697)	—	(1,280,453)
Loan and fund pool to entities within the Group	(330,364)	(330,364)	(155,917)	—	816,645	—
Repayment of loan to entities within the Group	282,132	282,132	466	—	(564,730)	—
Investment in entities within the Group	—	(44,269)	—	—	44,269	—
Other investing activities	28,247	(24,610)	(9,825)	1,174,720	—	1,168,532
Net cash provided by/(used in) investing activities	(19,985)	(117,111)	(165,276)	1,174,720	296,184	1,168,532
Net proceeds from loan and fund pool from entities within the Group	—	330,364	330,364	155,917	(816,645)	—
Repayment of loan to entities within the Group	—	(282,132)	(282,132)	(466)	564,730	—
Proceeds from group capital contribution	—	—	44,269	—	(44,269)	—
Other financing activities	(221,997)	—	(8,861)	—	—	(230,858)
Net cash (used in)/provided by financing activities	(221,997)	48,232	83,640	155,451	(296,184)	(230,858)

		For the Year Ended May 31, 2021
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total

		US$
		(In thousands)
Net cash (used in)/provided by operating activities	(13,407)	(19,721)	116,518	1,046,695	—	1,130,085
Loan and fund pool to entities within the Group	(310,767)	(310,767)	—	—	621,534	—
Investment in entities within the Group	(219,659)	(216,764)	—	—	436,423	—
Other investing activities	(825,526)	(533,037)	(29,956)	(789,120)	—	(2,177,639)
Net cash used in investing activities	(1,355,952)	(1,060,568)	(29,956)	(789,120)	1,057,957	(2,177,639)
Net proceeds from loan and fund pool from entities within the Group	—	310,767	310,767	—	(621,534)	—
Proceeds from group capital contribution	—	219,659	216,764	—	(436,423)	—
Other financing activities	1,659,851	12,142	(1,251)	(16,658)	—	1,654,084
Net cash provided by/(used in) financing activities	1,659,851	542,568	526,280	(16,658)	(1,057,957)	1,654,084

		For the Year Ended May 31, 2020
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total

		US$
		(In thousands)
Net cash provided by operating activities	6,342	3,769	119,329	675,015	—	804,455
Loan and fund pool to entities within the Group	(20,722)	—	—	—	20,722	—
Cash dividends received from entities within the Group	—	58,562	—	—	(58,562)	—
Investment in entities within the Group	—	(87,967)	—	—	87,967	—
Other investing activities	(56,148)	(321,385)	(98,527)	(780,310)	—	(1,256,370)
Net cash used in investing activities	(76,870)	(350,790)	(98,527)	(780,310)	50,127	(1,256,370)
Net proceeds from loan and fund pool from entities within the Group	—	20,722	—	—	(20,722)	—
Dividends payment to entities within the Group	—	—	(58,562)	—	58,562	—
Proceeds from group capital contribution	—	—	87,967	—	(87,967)	—
Other financing activities	23,629	(13,306)	17,003	(45,188)	—	(17,862)
Net cash provided by/(used in) financing activities	23,629	7,416	46,408	(45,188)	(50,127)	(17,862)
Cessation of K-9 Academic AST Services
In compliance with regulatory policies promulgated in 2021, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education published in July 2021 by the General Office of the State Council and the General Office of Central Committee of the Communist Party of China, or the Alleviating Burden Opinion, we have ceased offering tutoring services related to academic subjects for students from kindergarten through grade nine (“K-9 Academic AST Services”) in China since the end of 2021. The cessation of K-9 Academic AST Services has had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022 and is expected to have a negative impact on our financial performance for the fiscal year ending May 31, 2023 and subsequent periods. The impact of cessation of K-9 Academic AST Services in China includes the following items in our consolidated financial statements:
Net Revenues
Our total net revenues decreased by 27.4% from US$4,276.5 million for the fiscal year ended May 31, 2021 to US$3,105.2 million for the fiscal year ended May 31, 2022. The decrease was primarily due to cessation of K-9 Academic AST services since the end of 2021 to be in compliance with applicable regulations, rules and policies in China. Furthermore, for the fiscal years ended May 31, 2021 and 2022, the revenues from offering K-9 Academic AST Services accounted for a significant portion of our total net revenues for each fiscal year. We were not able to quantify such amounts as we did not maintain discrete financial information for our K-9 Academic AST services in the past.

Property and Equipment
US$368.6 million impairment loss was recorded for certain property and equipment and the leasehold improvements of certain learning centers and offices in the fiscal year ended May 31, 2022, mostly due to the downsize of learning centers as result of regulatory changes and cessation of K-9 Academic AST Services in China.
Leases
Certain of our leases were terminated before the expiration of the lease term due to the downsized capacity relating to the cessation of K-9 Academic AST Services in China during the fiscal year ended May 31, 2022 and the relevant right-of-use assets, with a carrying amount totaling US$781.3 million. The corresponding liability was derecognized upon the effectiveness of the early termination.
B.
Capitalization and Indebtedness
Not applicable.
C.
Reasons for the Offer and Use of Proceeds
Not applicable.
D.
Risk Factors
Summary of Risk Factors
Investing in our ADSs and/or common shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs and/or common shares. The following list summarizes some, but not all, of these risks.
Risks Related to Our Business

•
The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities.

•	If we fail to successfully execute our business strategies, our business and prospects may be materially and adversely affected.

•
Significant uncertainties exist in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us.

•	If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability.

•	Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.
Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. If the PRC government deems that the contractual arrangements with the VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” for details.

•	We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.

•	Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations.

•
The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Risks Related to Doing Business in China

•
Uncertainties with respect to the PRC legal system could have a material adverse effect on us. Certain laws and regulations are relatively new and can change quickly with little advance notice. In addition, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the available legal protections. Furthermore, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

•
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or common shares.”

•
The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. A prohibition on the trading of our ADSs, or the threat of their trading being prohibited, may materially and adversely affect the value of your investment.

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
Risks Related to Our Business
The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities.
In compliance with the Alleviating Burden Opinion and its implementation measures, we have ceased offering K-9 Academic AST Services in China since the end of 2021. Such cessation has had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022 and may continue to have negative impact on our business, financial condition, results of operations and prospect for the fiscal year ending May 31, 2023 and subsequent periods. In light of regulatory developments in China, in addition to the cessation of our K-9 Academic AST Services, we have made changes to our existing business, including closing of some of our schools and leaning centers and implementing staff optimization plan, while executing on new business strategies. The total number of schools and learning centers was 744 as of May 31, 2022, a decrease of 925 compared to 1,669 as of May 31, 2021.
We have shifted, and will continue to, shift our focus towards educational products and services that are not related to K-9 Academic AST Services, such as test preparation courses and educational materials and distribution, and explore other business opportunities by leveraging our brand recognition and educational resources accumulated over our operating history. For example, our new business initiatives include non-academic tutoring, intelligent learning systems and devices, study tours and research camps, educational materials and digitalized smart study solutions, as well as exam preparation courses designed to help students with junior college diplomas to obtain bachelor’s degrees. We may continue to operate in different geographic locations in China, which has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our continued nationwide operations will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. In addition, Koolearn.com, our online education platform, continues to expand its online educational offerings to adults and university students, and seeks business opportunities in new areas. In fiscal year 2022, Koolearn established an e-commerce platform under the brand name DONG FANG ZHEN XUAN (东方甄选) for the sale of agricultural and other products. Koolearn has also begun to pilot livestreaming events on certain short-video social platforms, such as Douyin. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified teachers and management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.
If we fail to successfully execute our business strategies, our business and prospects may be materially and adversely affected.
Following the cessation of the K-9 Academic AST Services since the end of 2021, we have shifted our business focus to expand our remaining program, service and product offerings, update and expand the content of our programs, services and products in a cost-effective and timely manner, investing in new business initiatives, as well as maintain and continue to establish strategic relationships with complementary businesses. The expansion of our programs, services and products in terms of types of offerings and the launch of new business initiatives may not succeed due to competition, failure to effectively market our new programs, services and products and maintain their quality and consistency, or other factors. In addition, we may be unable to identify new cities with sufficient growth potential to expand our network, and we may fail to attract students and increase student enrollments or recruit, train and retain qualified teachers or staff for our new programs or product and service offerings. Demand for our programs, services and products may not increase as rapidly as we expect.

Furthermore, we may be unable to develop or license additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market demands. If we fail to successfully execute our business strategies, our business and prospects may be materially and adversely affected.
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us.
The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) for non-academic tutoring, local authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions; and (vi) other compliance requirements for the operation of after-school tutoring institutions, including without limitation that after-school tutoring institutions shall not provide tutoring services during national holidays, weekends and winter and summer breaks, and requirements on risk management and control over the pre-collection of fees by after-school tutoring institutions. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. Moreover, on February 8, 2022, the Chinese Ministry of Education, or the MOE issued its key tasks for 2022 on its website, which specifies that administration over academic subjects tutoring for students in grade ten to twelve shall be strictly implemented by reference to the relevant provisions regarding administration over academic subjects tutoring for students in compulsory education. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring” for more details.
To implement the Alleviating Burden Opinion, on September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. Moreover, in March 2022, the MOE and other two authorities further issued the Notice on Regulating Non-Academic After School Training Institutions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring” for more details.
Our business, financial condition, results of operations and prospect have been, and may continue to be, materially and adversely affected by the actions we have taken to date to be in compliance with the Alleviating Burden Opinion and its implementation measures. We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. Among other things, we have ceased K-9 Academic AST Services in all of our schools and learning centers in China since the end of 2021, including closing of some of our schools and learning centers and implementing employee layoffs where necessary to maintain our continued operations. We have incurred considerable costs and expenses for the fiscal year ended May 31, 2022 resulting from termination of leases, dismissal of employees and other actions we have taken in light of the regulatory developments. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further.

We are continuously making efforts to comply with the requirements under these regulations and implementations. However, we cannot assure you that we will be able to comply with such requirements in a timely manner, or at all. For example, although we believe the provision of digital educational resources through our intelligent learning systems and devices shall not be considered as after-school tutoring activities, and we have not received any notice from the competent government authorities indicating that such activities are deemed as after-school tutoring activities, we cannot assure you that the competent government authorities will not take a contrary view to ours. In the event that the provision of digital academic educational resources through our intelligent learning systems and devices is deemed as after-school tutoring activities, the academic educational resources provided by our intelligent learning systems and devices to K-9 students shall comply with all regulations related to academic after-school tutoring, including, among others, the Alleviating Burden Opinion. Our PRC operating entities of the intelligent learning systems and devices may then be deemed as Academic AST Institutions, and these entities will be prohibited from being controlled by us as the Alleviating Burden Opinion prohibits foreign ownership in Academic AST Institutions, including through contractual arrangements. If we fail to comply with these requirements and any other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations and other regulatory and disciplinary sanctions, or even orders to relinquish our contractual arrangements, all of which may materially and adversely affect our business and results of operations. Moreover, we cannot assure you that there will not be any new rules or regulations in China on the business we currently operate, or such new rules and regulations will not subject our business operations to further adjustments and in the event of such changes, our business operations may be adversely impacted.
If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability.
The success of our education business depends primarily on the number of student enrollments in our courses and the amount of course fees that our students are willing to pay. Therefore, our ability to attract students to enroll in our courses without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to regulatory developments, changes in market trends and student demands, maintain the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. If we are unable to attract students to enroll in our courses without a significant decrease in course fees, our revenue may decline and we may not be able to maintain profitability.
Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.
We believe that market awareness of our “New Oriental” brand has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “New Oriental” brand is critical to maintaining our competitive advantage. We offer a diverse set of programs, services and products to student populations of all ages across China. Our future business strategy to develop new program, service and product offerings and extend our reach to new areas may make it more difficult to maintain quality and consistency.
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
We depend on our dedicated and capable faculty and staff, and if we are not able to maintain consistent teaching quality throughout our school network, or service quality throughout our brand, business and operating results may be materially and adversely affected.
Our teachers and staff are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification and staff who have strong professional capabilities. We also need to hire teachers and staff who are capable of delivering innovative and inspirational instruction or premium services. We must also provide continuous training to our teachers and staff so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards, and other key trends necessary to effectively teach their respective courses or provide their services. We may not be able to hire, train and retain enough qualified teachers or staff to keep pace with our anticipated development while maintaining consistent teaching quality across our education services or service quality across our other services. In addition, PRC laws and regulations require our teachers and staff to have requisite licenses if they teach, among others, academic subject such as Chinese, mathematics, English, physics, chemistry, biography, history, geography, and teachers are also required to have relevant qualifications if they teach non-academic subjects. However, we cannot assure you that our teachers can all apply for and obtain the teaching licenses and relevant qualifications in a timely manner or at all due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license or relevant qualifications, and the cancellation and delay of teacher license examinations and other qualifications examinations in recent years due to COVID-19. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. Shortages of qualified teachers and/or staff or decreases in the quality of our instruction or service, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.

Our historical financial and operating results are not indicative of our future performance; and our financial and operating results are difficult to forecast.
Our net revenues increased from US$3,578.7 million in the fiscal year ended May 31, 2020 to US$4,276.5 million in the fiscal year ended May 31, 2021 and decreased to $3,105.2 million in the fiscal year ended May 31, 2022. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties related to the recent change of regulatory policies on after-school tutoring services market. In addition, our past results may not be indicative of future performance because of the cessation of K9 Academic AST Services in the end of 2021 as well as any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. In addition to the fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

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
We may lose our competitive advantage and our reputation, brand and operations may suffer if we fail to prevent the loss or misappropriation of or disputes over, our intellectual property rights.
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
The private education sector in China is highly fragmented and competitive. We face competition in each major program we offer and each geographic market in which we operate. For example, we face competition from companies that focus on test preparation services in China.
Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources and experiences than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards, or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, and they may be able to respond more promptly to changes in student preferences in these markets. We also face competition from online educational service providers that offer online test preparation. These online education service providers use advanced technologies such as online live broadcasting technologies, to offer their programs, services and products quickly and cost-effectively to a large number of students. We may have to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease of our revenues and profitability. We cannot assure you that we will be able to compete successfully and grow our business. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be adversely affected.

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.
The worldwide outbreak of the COVID-19 pandemic has resulted in significant disruptions in the global economy. To contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including implementation of travel bans, blockade of transportation and closure of factories, facilities and businesses, and encouragement of remote working arrangements and cancellation of public activities. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, the Chinese local authorities have reinstated similar emergency measures to contain further spread of COVID-19.
The COVID-19 pandemic affected many aspects of our business since 2020. In the first half of 2020, we stopped the operation of all learning centers nationwide and moved our offline classes to small size online live broadcasting classes through the in-house developed OMO (online-merge-offline) system, which has played a fundamental role in reducing the impact of COVID-19 outbreak on our services and operation. We gradually resumed our offline operations from June 2020. However, we again were required to close our learning centers in certain regions from time to time where new cases of COVID-19 were discovered between the end of 2020 and 2022. To the extent that potential future waves of COVID-19 disrupt school or learning center operations and semester schedules in China, we may face operational challenges with respect to continuing to offer our offline courses and services to our students and teachers. In addition, COVID-19 pandemic has had a material and adverse impact, both economically and socially, in other countries, including the United States, the United Kingdom, Canada and other study-abroad destinations popular among Chinese students. The duration and intensity of disruptions resulting from the COVID-19 outbreak in these countries, the extent and severity of new waves of outbreak in these countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, remain uncertain. As a result, Chinese students may be discouraged from pursuing study-abroad in the near future, if not longer, which in turn may negatively affect the demand for our overseas test preparation courses and overseas study consulting services. We cannot assure you that the COVID-19 pandemic can be eliminated completely. Moreover, more waves or a similar outbreak may occur, which could materially and adversely affect our business, financial condition, and results of operations.
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
Many factors may cause our gross and net margins to decline. The regulatory developments regarding Academic AST Institutions’ after-school tutoring business have caused our gross and net margin to decline. In addition, new businesses may not have the same margins as we had in the past, and new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. It is possible that our margins could continue to decline in the future due to these factors.
New programs, services and products that we develop may compete with our current offerings.
We are constantly developing new programs, services and products to meet changes in student demands and respond to changes in testing materials, admissions standards, market needs and trends and technological changes. While some of the programs, services and products that we develop will expand our current offerings and increase student enrollments, others may compete with or render obsolete our existing offerings without increasing our total student enrollments. For example, our online courses may attract students away from our existing classroom-based courses. If we are unable to expand our program, service and product offerings while increasing our total student enrollments and profitability, our business and growth may be adversely affected.

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
Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. These changes require us to continually update and enhance our course materials and our teaching methods. In December 2017, the MOE issued the 2017 Curriculum Schemes and Curriculum Standards for Senior Secondary Schools, which was furthered amended in May 2020, and further issued the Opinions on the Implementing Work of the New Curriculums and the New Textbooks of Senior Secondary Schools in August 2018, both of which provides that the MOE developed a new nationwide senior secondary school curriculum system and organized the compilation of a group of new textbooks based on the new curriculum system, which shall be adopted in certain provinces from September 2019 and gradually expand to all other provinces by September 2022. On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation). See “Item 4. Information on the Company —B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring.”

We adapt our tutoring programs and materials to new curriculum and tutoring material requirements promulgated from time to time. However, there can be no assurance that we are able to or we will comply with all such requirements, and any inability to comply with any of the requirements in a timely manner, or at all, may subject us to rectification measures, suspension of using tutoring materials or even revocation of our private school operation permit, which may materially and adversely affect our business, financial condition and results of operations. Furthermore, any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.
If colleges, universities and other higher education institutions reduce their reliance on admissions and assessment tests, we may experience a decrease in demand for our services and products and our business may be materially and adversely affected.
The use of admissions tests in China may decline or fall out of favor with educational institutions and government authorities. For example, educational institutions and government authorities in China have had discussions and conducted early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of admission decisions based less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. If we fail to respond to these changes, the demand for certain of our services may decline, and our business may be materially and adversely affected.
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
We might not be able to fulfil our obligation in respect of deferred revenue, which might have impact on our cash/liquidity position.
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
We carry goodwill and other intangible assets on our consolidated balance sheet. As a result, we may be required to recognize impairment losses with regard to intangible assets and goodwill. In accordance with ASC 350, Goodwill and Other Intangible Assets, the recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Any impairment losses for intangible assets and goodwill will adversely affect our results of operations and financial condition. We recorded nil, US$28.9 million and nil goodwill impairment losses for the years ended May 31, 2020, 2021 and 2022, respectively and recorded nil, US$2.9 million and nil intangible assets impairment losses for the years ended May 31, 2020, 2021 and 2022, respectively.
We are subject to fair value change for long-term investments and short-term investments and uncertainty due to the use of unobservable inputs.
Fluctuations in the fair value of long-term investments and short-term investments, due to market conditions or other reasons, may have an adverse impact on our results of operations. For example, we recorded a loss from fair value change of long-term investments in the fiscal year ended May 31, 2022 of US$14.9 million, US$10.5 million of which was from our investment in Sunlands, a company engaged in online education specific to vocational qualification training.
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
Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have expanded our offerings through internal development and external investments. Some of these operations have not generated significant or any profit to date, and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. For instance, in fiscal year 2022, Koolearn established an e-commerce platform under the brand name DONG FANG ZHEN XUAN for the sale of agricultural and other products. Koolearn has also begun to pilot livestreaming events on certain short-video social platforms, such as Douyin. Although DONG FANG ZHEN XUAN has made notable progress and received wide recognitions from a large number of subscribers and members, we cannot assure you that such livestreaming events will continue to be popular and generate net income as we expect. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

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
We derived a significant portion of our total net revenues for the fiscal year ended May 31, 2022 from our operations in Beijing, Hangzhou, Shanghai, and Nanjing, and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected. For example, the COVID-19 resurgence caused by the Omicron variants in early 2022 adversely affected our operations in certain cities in China. See “Risks Related to Our Business—Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.”
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
We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2022, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our common shares and/or ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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
Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business.
We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of personal information and other data on the Internet and mobile platforms as well as privacy protection and cybersecurity.

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, which became effective on September 1, 2021, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issue by any Protection Departments and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. In November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.
The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. We expect the regulations over cybersecurity, data protection, personal information protection and privacy in the PRC to become increasingly more stringent. We cannot assure you that we can adapt our operations to the requirements promptly. We also cannot assure you that our employees would not violate any PRC laws and regulations regarding the protection of personal information and other data and cybersecurity. If we or any of our employees fail to comply with these laws and regulations, we may be penalized by the relevant authorities and be subject to litigation against us by consumer advocacy groups or others, criminal allegations or negative publicity, and we may be forced to terminate certain of our operations, and our operations or reputation could therefore be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Privacy, Data Protection and Cybersecurity.”

Our advertising and promotional content may subject us to penalties and other administrative actions.
Under PRC advertising, pricing, protection of rights and interests of consumers and anti-unfair competition laws and regulations, we are obligated to monitor our advertising and promotional content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. For example, education or training advertisement are prohibited from containing content such as guarantee of passing an examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Further, in accordance with recent regulatory requirements, no advertisements in connection with after-school tutoring services shall be published or broadcasted on the network platforms and billboards displayed on the mainstream media, new media, public space and residential areas. In addition, advertisements shall accurately describe the product information, including its function, composition, price, use, origin, quality and other information, and shall not deceive or mislead customers. PRC advertising laws and regulations also impose prohibitions and restrictions on advertisements. For instance, superlative wording, such as “the best,” “the most” are prohibited from use in advertisements. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Advertising and Promotion.”
While we have made significant efforts to ensure that our advertisements and promotions are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements and promoting materials is in compliance with relevant laws, regulations and regulatory requirements, especially given the tightened regulation by the government authorities in this regard. Our failure to comply with the existing and future laws, regulations and regulatory requirements may subject us to fines, penalties, rectifications and other regulatory measures.
Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere may discourage more students from studying in the United States, the United Kingdom and elsewhere outside of China, which could cause declines in the student enrollments for our courses.
Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, and the announcement of Brexit in June 2016, could have an adverse effect on our overseas test preparation courses and English language training courses. Recently, there have been heightened tensions in relations between the United States and China. The U.S. government has imposed, and may continue to impose, restrictions to limit the entry of certain Chinese students to pursue academic studies in the United States. Such events may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. While we do not believe that the U.S.-China geopolitical tension will likely cause a material adverse impact on our business in the short term, further developments in the longer term could cause declines in the student enrollments for our overseas test preparation and English language training courses and overseas study consulting services and could have an adverse effect on our overall business and results of operations.
We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.
We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our customers, our competitors, or other entities. These claims could be asserted under a variety of laws, including but not limited to intellectual property laws, labor and employment laws, securities laws, contract laws, property laws, and employee benefit laws. As a publicly-listed company, we may also face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. See “— Risks Related to Our Business—We and certain of our directors and officers have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.” There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.
We and certain of our directors and officers have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.
We will have to defend against a putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” including any appeals of such lawsuit should our initial defenses be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the lawsuit. In the event that our initial defense of the lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome, including any plaintiff’s appeal of a judgment in the lawsuit, could have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.
We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources to finance our future developments, including our new business initiatives and any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new business developments, investments and/or acquisitions, and the amount of cash flow from our operations. If our existing cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.
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
If we are unable to comply with the restrictions and covenants in the trust deed in connection with the 2025 Notes, or our current or future debt and other agreements, our cash flow and liquidity could be adversely affected
In July 2020, we completed an offering of US$300 million aggregate principal amount of 2.125% notes due 2025, or the 2025 Notes. If we are unable to comply with the restrictions and covenants in the trust deed in connection with the 2025 Notes, or our current or future debt and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the trust deed in connection with the 2025 Notes, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt, including the 2025 Notes, or result in a default under our other debt agreements, including the trust deed in connection with the 2025 Notes. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us. The occurrence of these events may have a material adverse effect on our cash flow and liquidity.
Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.
Our office, schools and learning centers are mainly located on leased premises. The lease term generally ranges from three to fifteen years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations, the violation of the prescribed usage of the properties we use, and the early termination of our lease agreements under applicable PRC laws and regulations. For example, in the second and third quarter for the fiscal year ended May 31, 2022, we incurred considerable cost from the termination of our leasing agreements in relation to the closure of our learning centers due to the cessation of our K-9 Academic AST Services.

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
According to the PRC fire safety laws and regulations, construction and renovation of buildings are subject to fire control approvals or fire control filings. A portion of the properties we use do not fully comply with the fire control approval or fire control filing requirements primarily because we have a colossal network of schools and subsidiaries and different local authorities may have different practices in enforcing the regulatory requirements. We also cannot assure you that the properties we lease in the future would fully comply with the relevant fire control laws and regulations. If our use of the properties is challenged by relevant government authorities for lack of fire control procedures, we may be subject to fines and may need to relocate our operations to other locations, which would incur additional expenses. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected. As of the date of this annual report, we were not asked to relocate by any competent authority for lack of fire control procedures. To prevent the reoccurrence of such non-compliances, we have formulated management measures on property leasing which require our schools to investigate the fire control procedure status of a property and evaluate its fire control risk before leasing it, and complete the subsequent fire control procedures if required. For existing leased properties lacking fire control procedures, we also encourage our schools to voluntarily relocate when condition permits to reduce our compliant risk.
Any failure to comply with laws and regulations regarding food safety, product quality, online sales and online livestreaming could subject us to fines, penalties, other administrative measures or liability claims and may harm our reputation.
As Koolearn sells food and other products under the brand name DONG FANG ZHEN XUAN, food safety and product quality are critical to Koolearn’s reputation and business success. The PRC Food Safety Law and PRC Product Quality Law along with related regulations provide for a series of obligations and restrictions on food and other product distributers. Although Koolearn implements quality control standards and measures throughout its entire operating processes, there is no assurance that Koolearn’s quality control systems will prove to be effective at all times, or that it can identify any defects in our quality control systems in a timely manner. Koolearn also pilots livestreaming events on certain short-video social platforms and sells product online, and therefore needs to comply with online livestreaming and online sales related regulations. For instance, according to the Online Livestreaming Service Administrative Measures, it is prohibited to publish information that endanger national security or infringe third-party rights. In addition, the Trial Administrative Measures for Online Livestreaming Sales and Marketing issued on April 23, 2021 and effective from May 25, 2021 stipulate that, among others, online livestreaming channel operators have the obligation to ensure the information provided are genuine and complies with laws, and such online livestreaming channel operators shall also check and record information regarding the products and suppliers. Furthermore, the Online Trading Supervision and Management Measures requires the online trading operators who collect and use consumers’ personal information should announce their policies on collection and use of such information and should not collect and use such information in breach of laws or regulations or any agreement between the parties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Food Safety,” “—Regulations Relating to Product Quality,” and “—Regulations Relating to Online Livestreaming and Online Sales” for more details. We cannot assure you that Koolearn fully complies with the laws and regulations in the food safety and product quality regime and the online sales and online livestreaming industry at a timely manner, or at all. Failure to comply with these laws and regulations, or maintain the safety and quality of the products Koolearn distributes may subject it to fines, penalties or other administrative measures, or liability claims or damage of DONG FANG ZHEN XUAN brand and reputation.

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
We are a Cayman Islands exempted company with no equity ownership in the VIEs. We conduct substantially all of our education business in China through a series of contractual arrangements with New Oriental China and its schools and subsidiaries and New Oriental China’s shareholder. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries; (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder.”
In addition, foreign ownership in entities provided value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. Moreover, foreign ownership in entities providing production and operation of radio and television programs services is prohibited under the current PRC laws and regulations. To ensure compliance with the PRC laws and regulations, our online education business and online livestreaming business are operated by our majority-owned subsidiary, Koolearn Technology Holding Limited, or Koolearn, through a series of contractual arrangements with Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Beijing Xuncheng, and its subsidiaries and shareholders. These contractual arrangements enable Koolearn to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Xuncheng and its subsidiaries; (2) receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiaries in consideration for the services provided by Koolearn’s wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.” Investors in our common shares or the ADSs thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our shares may decline in value or if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.
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

Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that:

•
(i) the corporate structure of New Oriental China and its schools and subsidiaries and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries and the wholly-owned subsidiaries of Koolearn in China are not in violation of existing PRC laws and regulations; and

•
(i) the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China, and (ii) the contractual arrangements among Kooleam’s wholly-owned subsidiaries in China, Beijing Xuncheng and its subsidiaries and shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

The Amended Implementation Rules, effective from September 1, 2021, also provide that social organizations and individuals are prohibited from controlling a non-profit private school that provide pre-school education through mergers and acquisitions or control agreements. It is unclear whether the above provisions have any retrospective effect for control agreements over non-profit pre-school education schools existing before September 1, 2021. In the event that competent governmental authorities make any retrospective interpretation of the aforesaid provisions in the future, we will need to rescind the contractual arrangements with existing non-profit pre-school education schools. As of the date of this annual report, no government authorities have informed us that the above provisions are retrospective and we have not been requested by competent government authorities to unwind the contractual arrangements over our existing non-profit pre-school education schools.
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
The Preschool Opinions also provide that private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are prohibited from investing in for-profit kindergartens using funds from the capital market and acquiring for-profit kindergarten assets with stock or cash consideration. As advised by our PRC legal counsel, Tian Yuan Law Firm, the prohibition of private kindergartens from listing as public companies shall not have retrospective effect on private kindergartens that are already operated by a listed company prior to the promulgation of the Preschool Opinions, and as we have been a public company since 2006, our kindergartens do not fall within “listing as public companies by themselves or through packaging with other assets.” After the promulgation of the Preschool Opinions, we did not make any investment in for-profit kindergartens using funds from the capital market or acquire any for-profit kindergartens assets with stock or cash consideration in order to comply with the Preschool Opinions. The contribution of kindergartens have been immaterial to our business, we derived less than 1% of our total net revenues from our kindergartens for each of the fiscal years ended May 31, 2020, 2021 and 2022. Based on the foregoing, our PRC legal counsel is of the view that the restrictions of the Preschool Opinions on the investment in or acquisition of for-profit kindergartens would not materially and negatively impact our business and operations.
We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, if the relevant government authorities take a different view from ours on the Preschool Opinions and determine that our for-profit and/or non-profit kindergartens shall be excluded from our company, we may be requested to unwind the contractual arrangements for some or all of our kindergartens. In addition, although we believe the provision of digital educational resources through our intelligent learning systems and devices shall not be considered as after-school tutoring activities, and we have not received any notice from the competent government authorities indicating that such activities are deemed as after-school tutoring activities, we cannot assure you that the competent government authorities will not take a contrary view to ours. In the event that the provision of digital academic educational resources through our intelligent learning systems and devices is deemed as after-school tutoring activities, the academic educational resources provided by our intelligent learning systems and devices to K-9 students shall comply with all regulations related to academic after-school tutoring, including, among others, the Alleviating Burden Opinion. Our PRC operating entities of the intelligent learning systems and devices may then be deemed as Academic AST Institutions, and these entities will be prohibited from being controlled by us as the Alleviating Burden Opinion prohibits foreign ownership in Academic AST Institutions, including through contractual arrangements. Under such circumstances, we may be requested to unwind the contractual arrangements with respect to the operating entities of intelligent learning systems and devices.
It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, whether and how the Foreign Investment Law promulgated in March 2019, which came into effect on January 1, 2020, will impact the viability of our current corporate structure, corporate governance and business operations. See “Risks Related to Doing Business in China —Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

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
We have relied and expect to continue to rely on contractual arrangements with the variable interest entities, their respective subsidiaries and/or schools and their respective shareholders to operate substantially all of our education business. These contractual arrangements may not be as effective in providing us with control over the variable interest entities as direct ownership. From the legal perspective, if the variable interest entities, any of their subsidiaries and/or schools or their shareholders fails to perform its respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if Beijing Century Friendship Education Investment Co., Ltd., or Century Friendship, the sole shareholder of New Oriental China, were to refuse to transfer its equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to the option agreement, or if it otherwise acts in bad faith toward us, then we may have to take legal action to compel it to fulfill its contractual obligations, which could be time consuming and costly.
These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the fiscal years ended May 31, 2020, 2021 and 2022, the consolidated affiliated entities contributed in aggregate 96.5%, 99.9% and 99.6%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP.
Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations.
Pursuant to the equity pledge agreements among our subsidiaries in China, each of the variable interest entities and their respective shareholders, each shareholder of the variable interest entities agrees to pledge its equity interests in the variable interest entity to our subsidiaries to secure the performance by themselves and by the VIEs of their obligations under the relevant contractual arrangements. The equity pledges of shareholders of the variable interest entities under these equity pledge agreements have been registered with the relevant local branch of the SAMR. According to the Civil Code of PRC, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee. However, under the Civil Code of PRC, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of the VIEs or any of the shareholders of the VIEs fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of the variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask our PRC subsidiary, a party to the option agreement with the shareholder of the variable interest entities, to designate another PRC person or entity to replace the shareholder pursuant to the direct transfer option we have under the option agreement.

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
The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected
New Oriental China is the majority shareholder of Beijing Xuncheng, holding 77.488% of Beijing Xuncheng as of May 31, 2022. New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 11.9% of our total common shares issued and outstanding as of September 16, 2022. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or cause Beijing Xuncheng and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected
Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.
We have three major types of chops — corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and the consolidated affiliated entities are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries and the consolidated affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops. All designated legal representatives of our PRC subsidiaries and the consolidated affiliated entities are members of our or the respective entity’s senior management who have signed employment agreements with us under which they agree to abide by duties they owe to us.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiaries and the consolidated affiliated entities, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or consolidated affiliated entity with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.
Our ability to operate private schools may be subject to significant limitations or may otherwise be materially and adversely affected by changes in PRC laws, regulations and policies.
Laws, regulations and policies governing PRC private education are subject to ongoing changes, which may materially affect our ability to operate private schools. For example, the Alleviating Burden Opinion has brought and will continuously bring significant impact on our operation. See “—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us” In November 2018, the Central Committee of the Communist Party of China and the State Council issued the Preschool Opinions. In January 2019, the General Office of the State Council issued the Circular on Initiating the Rectification. It is uncertain as to how the Preschool Opinions and the Circular on Initiating the Rectification will be interpreted and implemented. To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be adversely affected. See “— If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
In addition, under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiaries in China and the VIEs, do not represent an arm’s-length price and adjust the consolidated affiliated entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the consolidated affiliated entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our consolidated affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.
We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
We are a holding company, and we may rely on dividends from our wholly-owned subsidiaries in China and service and other fees paid to our wholly-owned subsidiaries by New Oriental China and its schools and subsidiaries for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and New Oriental China and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and New Oriental China and its schools and subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of New Oriental China and its schools and subsidiaries to make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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
If the shareholder of New Oriental China were to attempt to voluntarily liquidate New Oriental China without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request New Oriental China’s shareholder to transfer all of its equity ownership interest to a PRC entity or individual designated by us in accordance with the option agreement with the New Oriental China shareholder. In addition, under the equity pledge agreements signed by the shareholder of New Oriental China and the Civil Code of PRC, the shareholder of New Oriental China does not have the right to issue dividends to itself or otherwise distribute the retained earnings or other assets of New Oriental China without our consent. Also, under the proxy agreement and power of attorney, the shareholder of New Oriental China undertakes to Beijing Pioneer, our wholly-owned PRC subsidiary, that if it receives, among other things, any dividends, residual assets upon liquidation or proceeds from the transfer of its equity interest in New Oriental China, it will, to the extent permitted under applicable law, remit all such dividends, residual assets and proceeds to Beijing Pioneer without any compensation or other consideration. In the event that the shareholder of New Oriental China initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of New Oriental China without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.
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
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and COVID-19 may continue to have adverse impact on the Chinese economy in 2022. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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
The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or common shares.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.
The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. The Draft Filing Measures also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022, and there is no timetable as to when these drafts will be enacted. As of the date of this annual report, there is no schedule to adopt these drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

In addition, the Cybersecurity Review Measures and the Draft Data Security Regulations stipulate certain circumstances that may trigger the cybersecurity review by the CAC. See “—Risks Related to Our Business—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business” for more details.
It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
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
Under PRC laws and regulations, training schools are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Alleviating Burden Opinion and the State Council Circular 80, institutions providing after-school tutoring services on academic subjects shall obtain the private school operation permit. The State Council Circular 80 and the Amended Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local governmental authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operation permit. We have obtained the private school operation permits as required, or are otherwise in the process of applying for such operation permits in accordance with the newly promulgated rules. In addition, our online education business and e-commerce business are operated by our majority-owned subsidiary, Koolearn, and we are required to obtain a number of licenses, permits and approvals in order to provide such services. For example, we have obtained ICP license, Food Operation License, Permit for Operating Publications and Commercial Performance Permit.
Our business is also subject to various health, safety and other regulations that affect various aspects of our business and we must obtain various licenses and permits under these regulations for our operations. We have been making efforts to ensure compliance with applicable rules and regulations in all material respects. In addition, we follow internal guidelines to make necessary registrations and filings and obtain necessary licenses and permits on a timely basis. However, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments. There is also no assurance that such permits will be renewed on a timely basis, or at all. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we current operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.
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

The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.
In August 2006, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAMR, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the M&A Rules, which was amended on June 22, 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In addition, the Anti-Monopoly Law requires that the SAMR be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. See “ Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Anti-Monopoly” for more details. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules and Anti-Monopoly Law and related regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Further, pursuant to the Circular 11 issued by the NDRC on December 26, 2017 and became effective on March 1, 2018, outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting requirements to the NDRC. According to Circular 11, sensitive projects, such as outbound investment in real estate, hotels, news media, cinemas or sports club, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of the project. The non-sensitive projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment by companies established for financing and investing, such as fund institutions, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of such project. The non-sensitive projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over US$300 million shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive projects. See “ Item 4. Information on the Company—B. Business Overview—Regulation—Administrative Measures for Outbound Investment by Enterprises” for more details on Circular 11. If we fail to comply with rules in Circular 11, we may be subject to warnings, project to be suspended for implementation or rectification within a specified time limit.
On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Overseas Listing Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Filing Measures, for public comments. The Draft Overseas Listing Provisions and the Draft Filing Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Overseas Listing Provisions and the Draft Filing Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Filing Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Filing Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Overseas Listing Provisions and the Draft Filing Measures were released for public comment only. There are uncertainties as to whether the Draft Overseas Listing Provisions and the Draft Filing Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Overseas Listing Provisions and the Draft Filing Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Filing Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant variable interest entity structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Management of Overseas Issuance and Listing of Securities (Draft for Comments) for public comments. Pursuant to this draft, domestic joint-stock enterprises listed in overseas markets via direct offering and domestic operational entities of enterprises listed in overseas markets via indirect offering must obtain approval and complete filing or other requirements before they publicly disclose any documents and materials that contain state secrets or government work secrets or that, if divulged, will jeopardize China’s national security or public interest, or before they provide such documents or materials to entities or individuals such as securities companies, securities service providers and overseas regulators. As of the date of this annual report, it is still unclear as to what approvals and procedures might be required in practice.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
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
Fluctuation in the value of the RMB may have a material adverse effect on your investment
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
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
A “high and new technology enterprise” is entitled to a favorable enterprise income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Eight of our wholly-owned subsidiaries in China, including Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone, Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision and six other subsidiaries, are qualified as “high and new technology enterprises.” Beijing Smart Wood Technology Co., Ltd., or Beijing Smart Wood, Beijing Magnificence Technology Co., Ltd., or Beijing Magnificence and Beijing Sifenke Education Consulting Company Limited are in the process of renewing their qualification of “high and new technology enterprises.” Once the renewals are completed, these subsidiaries will be eligible for a favorable enterprise income tax rate of 15% starting from January 1, 2022. An enterprise that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning in the enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Four of our wholly-owned subsidiaries in China, Beijing Chuangying Oriental Technology Co., Ltd., or Beijing Chuangying, Beijing Zhiyuan Hangcheng Technology Co., Ltd., or Beijing Zhiyuan Hangcheng, and other two subsidiaries are qualified as “software enterprises.” See “ Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.”

Before September 1, 2017, under the Private Education Law and its Implementation Rules, private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council.
The Amended Private Education Law, which became effective on September 1, 2017 and was further amended on December 29, 2018, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools, and after-school tutoring institutions providing tutoring services on academic subjects in compulsory education area can only be registered as non-profit private schools under the Alleviating Burden Opinion. Pursuant to the Amended Private Education Law, non-profit private schools will be entitled to the same tax benefits as public schools, while tax policies for for-profit private schools are unclear and may be subject to PRC enterprise income tax at the rate of 25% and other taxes as if they were enterprises.
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
If we fail to obtain and maintain the licenses and approvals required for online education in China, our business, financial condition and results of operations may be materially and adversely affected
The relevant laws and regulations in China related to the online education industry are relatively new and still evolving, and their interpretation and enforcement involve significant uncertainty and ambiguity. As a result, in certain circumstances it may be difficult to determine whether a certain license requirement applies to us and what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, according to the Administrative Provisions on Internet Audio-Visual Program Service, the dissemination of “Audio-visual Programs” through internet is subject to the specific license. However, due to the ambiguity of the definition of “Audio-visual Programs”, there is uncertainty as to whether our online courses fall within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs. In addition, pursuant to the Administrative Measures on the Production and Operation of Radio and Television Programs, the production of “Radio and Television Programs” requires the Permit for Production and Operation of Radio and TV Programs. Due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online courses fall within such definition.

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
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. A prohibition on the trading of our ADSs, or the threat of their trading being prohibited, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission-Identified Issuer” shortly after the filing of the annual report on Form 20-F for the year ended May 31, 2022.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will be able to satisfactorily conduct inspections and investigations of registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, before the issuance of our financial statements on Form 20-F for the year ending May 31, 2024 which is due by September 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. Although our common shares have been listed on the Hong Kong Stock Exchange since November 2020 and the ADSs and common shares are fully fungible, we cannot assure your that an active trading market for our common shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
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
We completed our public offering in Hong Kong in November 2020 and the trading of our common shares on the Hong Kong Stock Exchange commenced on November 9, 2020 under the stock code “9901” . As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, publication of interim and annual results announcements, content of interim and annual reports as well as certain other continuing obligations. In addition, in connection with the listing of our common shares on the Hong Kong Stock Exchange, we obtained a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.
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
The market prices of our ADSs and common shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on NYSE from June 1, 2021 to September 28, 2022 were US$8.60 and US$110.90, respectively. Likewise, the high and low closing prices on the Hong Kong Stock Exchange from June 1, 2021 to September 28, 2022 were HK$6.75 and HK$88.45, respectively. The market price of our ADSs and/or our common shares is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

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
We believe that we were a “passive foreign investment company” for United States federal income tax purposes for the taxable year ended May 31, 2022, which could result in significant adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.
A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either, (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our combined financial statements.
Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended May 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.
If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) in our ADSs and/or common shares will generally be subject to reporting requirements and may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. U.S. Holders of our ADSs or common shares are urged to consult their tax advisors concerning the United States federal income tax consequences if we are classified as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation —Passive Foreign Investment Company Rules.”
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
A.
History and Development of the Company
Our first school was established by Mr. Michael Minhong Yu, our executive chairman, in Beijing, China in 1993 to offer TOEFL test preparation courses to college students. We established New Oriental China in 2001 as a domestic holding company to act as the sponsor of our schools and hold some operating subsidiaries. Since our inception, we have grown rapidly and transformed ourselves from primarily a language training and test preparation company to the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. In compliance with regulatory policies promulgated in 2021, we have ceased offering the K-9 Academic AST Services in China since the end of 2021.
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
On March 10, 2021, we implemented a one-for-ten share split. On April 8, 2022, we effected a change in the ratio of our ADSs to common shares from one ADS representing one common share to one ADS representing ten common shares. Except as otherwise indicated, all information in this annual report concerning share and per share data gives retroactive effect to the one-for-ten share split and the ADS ratio change.
On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023.
Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 98 cities in China.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at http://investor.neworiental.org. The information contained on our website is not a part of this annual report.

B.
Business Overview
Our Network
We deliver our comprehensive educational programs, services and products to students across China through our nationwide physical network of schools, learning centers and bookstores, as well as our pure-play online learning platforms. As of May 31, 2022, we had a physical network of 107 schools and 637 learning centers in 98 cities and approximately 26,300 teachers. We deliver online courses through our online learning platforms, including Koolearn.com, our comprehensive online education and other services platform. Powered by our OMO system, we have combined our offline network with online technologies and adopted different business models tailored to students in different locations to facilitate our operational efficiency. For example, for students in most cities, we primarily deliver courses in offline classroom settings, supported with interactive online learning components. For students in lower-tier cities, we broadcast courses delivered by well-known teachers from top-tier cities through our OMO system, and the local assistant lecturers monitor and provide in-person guidance and interactions with students onsite.
We distribute and sell books and other educational materials developed or licensed by us through our distribution channels, which consist of bookstores operated by us and third-party distributors. As of May 31, 2022, we had nine bookstores operated by us, and 196 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, who we believe have been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals.
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
We have ceased our K-9 Academic AST Services since the end of 2021 and closed certain schools and learning centers in connection with the cessation of our K-9 Academic AST Services. The following table sets forth information about the locations of our schools, learning centers and bookstores as of May 31, 2022.

	Number of Schools	Number of learning centers	Number of bookstores
Beijing	5	21	1
Shanghai	1	32	1
Guangzhou	1	30	1
Wuhan	1	25	1
Yangzhou	1	2	—
Tianjin	1	17	—
Xi’ an	1	24	1
Nanjing	3	30	—
Shenyang	1	9	—
Chongqing	1	25	1
Chengdu	1	24	—
Shenzhen	1	11	—
Xiangyang	1	7	—
Taiyuan	1	25	—
Haerbin	1	8	1
Changsha	1	18	—
Jinan	1	24	—
Zhengzhou	1	15	—
Hangzhou	1	49	—
Changchun	2	19	1
Shijiazhuang	1	10	—
Suzhou	2	33	—
Zhuzhou	1	—	—
Anshan	1	—	—
Hefei	1	21	—
Kunming	1	6	—
Wuxi	1	12	—
Foshan	1	4	—
Fuzhou	1	17	—
Yichang	1	—	—
Nanchang	1	10	—
Jingzhou	1	—	—
Dalian	1	6	—

	Number of Schools	Number of learning centers	Number of bookstores
Lanzhou	1	7	1
Huangshi	1	1	—
Ningbo	1	4	—
Xiamen	1	15	—
Qingdao	2	16	—
Nanning	1	4	—
Xuzhou	1	6	—
Zhenjiang	1	2	—
Xiangtan	1	—	—
Luoyang	1	5	—
Nantong	1	1	—
Hohhot	1	7	—
Jilin	1	—	—
Guiyang	1	3	—
Tangshan	1	4	—
Urumqi	1	2	—
Shiyan	1	1	—
Quanzhou	1	2	—
Wenzhou	1	4	—
Weifang	1	2	—
Zhuhai	1	2	—
Jinzhou	1	—	—
Baoding	1	3	—
Yantai	1	2	—
Taian	1	—	—
Kaifeng	1	—	—
Cangzhou	1	—	—
Anyang	1	—	—
Handan	1	—	—
Zhangzhou	1	—	—
Nanyang	1	—	—
Zhongshan	1	—	—
Yinchuan	1	—	—
Shaoxing	1	4	—
Huzhou	1	1	—
Hong Kong	1	—	—
Yancheng	1	—	—
Jiaozuo	1	1	—
Dongguan	1	2	—
Haikou	1	—	—
Yiwu	1	—	—
Jinhua	1	—	—
Xining	1	—	—
Mianyang	1	—	—
Baotou	1	—	—
Changshu	1	—	—
Yuci	1	—	—
Huizhou	1	—	—
Chengde	1	—	—
Zhangjiagang	1	—	—
Hebi	1	—	—
Zhumadian	1	—	—
Weihai	1	—	—
Xuchang	1	—	—
Changzhou	1	—	—
Huaian	1	—	—
Taizhou	1	1	—
Yixing	1	—	—
Wuhu	1	—	—
Langfang	1	—	—

	Number of Schools	Number of learning centers	Number of bookstores
Kunshan	1	1	—
Jiujiang	1	—	—
Xianyang	1	—	—
Zhoukou	1	—	—
Baoji	1	—	—

Total	107	637	9

Our Programs, Services and Products
We provide a wide variety of educational programs, services and products. We deliver education to our students in traditional classroom setting, in a combination of online and offline classroom setting, and through our pure-play online platforms. Other than kindergartens, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on factors such as the length of the course, the size and the subject of the class, and the geographic location of the school. We offer flexible class sizes for our courses, including larger classes that range from 6 to 50 students per class and small classes that range from one to five students per class. Our program, service and product offerings include six major areas: test preparation courses; non-academic tutoring; intelligent learning system and devices; online education and other services through Koolearn; overseas study consulting services; and educational materials and distribution. In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we have ceased offering K-9 Academic AST Services in China since the end of 2021. We deconsolidated Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School, two private schools that provide compulsory education, from our company in September 2021 in compliance with Amended Implementation Rules for the Private Education Law.
Test Preparation Courses
We began offering TOEFL preparation courses in 1993. We have evolved to provide a wide range of test preparation courses to students taking language and entrance exams used by educational institutions in the United States, the Commonwealth countries, and the PRC. Our overseas test preparation courses primarily include IELTS, TOEFL, SAT, AP, A LEVEL, GCSE, TOEFL Junior, SSAT, ACT, GRE, GMAT and LSAT preparation courses and our PRC test preparation courses primarily include CET 4, CET 6, Postgraduate Entrance Exam and exams for students with junior college diplomas to obtain bachelor’s degrees.
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
In our fiscal year ended May 31, 2022, we had approximately 372,000 student enrollments in our test preparation courses, of which approximately 217,000 were in overseas test preparation courses, and 155,000 were in PRC test preparation courses. Our test preparation courses generally range from 6 to 40 students per class. We also have students from our overseas test preparation courses that take our small class, in particular 1-on-1, tutoring courses. Our students typically enroll in a 40 to 360 hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from approximately RMB1,500 to RMB49,800 per course, as overseas test preparation courses generally have higher course fees.
Non-Academic Tutoring
We started to expand our non-academic tutoring courses in 2021, which focuses on cultivating students’ innovative and comprehensive abilities. Our courses have been well-received by students since launch and we have rolled out non-academic tutoring courses in over 50 cities in China.
Intelligent Learning Systems and Devices
We launched our intelligent learning systems and devices in 2021, which are designed to provide a tailored digital learning experience for students. Leveraging our advanced data and technology capabilities with our abundant teaching experience, together with our teachers that monitor and assess the learning curve of each student from our backend system, we provide customized and personalized learning materials and exercises for students. This innovative educational service not only improves students’ learning efficiency, but also cultivates students’ proactive learning habits. Our intelligent learning systems and devices have been tested and adopted in nearly 60 cities in China. The contribution of intelligent learning systems and devices has been immaterial to our business for the fiscal year ended May 31, 2022.
Online Education and Other Services through Koolearn
We commenced our online education services in 2005 through the
Koolearn.com
platform as one of the earliest online education providers in China. We have since evolved into a comprehensive online education services provider under Koolearn Technology Holding Limited, our majority-owned subsidiary, and offer comprehensive online education courses to students through
Koolearn.com
, including college educational services. Our college educational services primarily include college test preparation, overseas test preparation, and English language learning, targeted to college students and working professionals preparing for standardized tests or seeking to improve their English language proficiency. We offer our courses and programs in multiple formats, including live and pre-recorded courses in different class sizes. In addition, we also use our online education modules to provide educational content packages to schools and institutional customers such as universities, public libraries, telecom operators and online video streaming providers.

Leveraging on the technology developed for our original live-broadcast classrooms and with our existing team of talents, Koolearn established an e-commerce platform under the brand name DONG FANG ZHEN XUAN (东方甄选) for the sale of agricultural and other products in fiscal year 2022. Since December 2021, Koolearn began to pilot livestreaming events on certain short-video platforms, such as Douyin. We have continually enriched and broadened the categories of products offered on our e-commerce platform and third-party platforms and have made notable progress. We also work with selected suppliers to jointly develop our private label products that cater to the specific needs of our customers based on our data and business insights.
Overseas Study Consulting Services
Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel and assist students with the immigration process for overseas studies, such as obtaining visas and arranging housing.
Educational Materials and Distribution
We develop and edit educational materials for language training and test preparation and distribute these materials through various distribution channels, consisting of our bookstores as well as third-party distributors. In our fiscal year ended May 31, 2022, we developed and edited approximately 289 titles and distributed approximately 14.5 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in different education areas.
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
Our Teachers
We have a team of passionate and high quality teachers that are essential to our success. We have established well-developed methods for hiring, training and retaining qualified teachers, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy, as well as a competitive base salary coupled with performance-based bonuses. We believe that our competitive and incentivizing remuneration package, career advancement opportunities, and systematic teacher training programs allow us to recruit, train and retain top quality teachers in the industry. As of May 31, 2022, we employed approximately 26,300 teachers, many of whom are from top universities in China or have studied overseas. Our teachers consist primarily of full-time teachers, and to a lesser extent, contract teachers. The number of contract teachers we employ may be subject to seasonal fluctuations as we tend to have more student enrollments in our test preparation courses during summer school holidays.
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
Our Proprietary Teaching Content and Methodologies
We emphasize the quality of our teaching content which is crucial to the effectiveness of our teaching methodologies. We had approximately 3,000 personnel involved in our content development as of May 31, 2022. Our proprietary seven-step teaching method ensures that we standardize and maintain consistent teaching quality across our educational services. We develop our proprietary educational materials for our language training and test preparation courses, and leverage our big data algorithms and massive student data base to tailor course materials based on student learning behavior and performance. We continuously update our educational materials and expand our course offerings to ensure we stay abreast of the latest education trends. In addition, we distinguish ourselves from our competitors by publishing our in-house developed educational materials via partnerships with international education content providers, which enables us to increase market share in the competitive private education industry.
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
Cross-Selling.
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
Competition
The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each major program we offer and each geographic market in which we operate. For example, we face competition from companies that focus on test preparation services in China.

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
We also face competition from online education service providers that offer online test preparation courses. These online education service providers use advanced technologies, such as online live broadcasting technologies, to offer their programs, services and products quickly and cost-effectively to a large number of students.
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
The 2009 amended Education Law prohibits any organization or individual from establishing or operating a school or any other educational institution for profit-making purposes. In December 2015, the Education Law was further amended with effect from June 2016. The 2015 amended Education Law abolishes the aforesaid provision and was subsequently amended on April 29, 2021. After the effectiveness of the 2015 amended Educational Law, establishing or operating schools for profit-making purposes is allowed under the newly amended Education Law. Nevertheless, schools and other educational institutions sponsored wholly or partially by government funds or donated assets are still prohibited from being operated as for-profit.

The Law for Promoting Private Education and Its Implementation Rules
The principal regulations governing private education in China are the Law for Promoting Private Education, or the Private Education Law, and its implementation rules.
Prior to the amendment of the Private Education Law in 2016, private education is treated as a public welfare undertaking in all aspects. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools were divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. Prior to the amendment of the Private Education Law in 2016, a duly approved private school will be granted a private school operation permit and shall be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution.
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

On December 30, 2016, the MOE, Ministry of Civil Affairs, the SAMR, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall carry out financial liquidation, invite the relevant government authorities to clarify the ownership of such properties as lands, school building and the accumulated operating profits, pay relevant taxes and fees, apply for the new private school operation permit, re-register as a for-profit school and continue its operation.
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
Amended Implementation Rules
On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021. The Amended Implementation Rules provides, among others, that:

•
social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education through mergers and acquisitions and control agreements. A private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transaction on an annual basis; and

•
online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant private school operation permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

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
Any violation of the foregoing shall be rectified. Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and winter and summer breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students on grade ten to twelve will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion.
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
On August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures, to implement the Alleviating Burden Opinion. The Beijing Measures provide, among others, that (i) no new Academic AST Institutions will be approved, while existing Academic AST Institutions will be subject to review and re-registration aimed at reducing their numbers by phases; the remaining Academic AST Institutions shall all be registered as non-profit; (ii) online Academic AST Institutions previously filed with the local education administration authorities will be subject to review and re-approval; the registration and ICP license of any disqualifying online Academic AST Institutions will be rescinded; (iii) after-school tutoring institutions are strictly prohibited from providing tutoring services on academic subjects during national holidays, weekends, winter and summer breaks; (iv) Academic AST Institutions are prohibited from (a) offering classes over contents outside of or in advance of the school curriculum, (b) offering classes based on any foreign curriculum, (c) soliciting and recruiting school teacher by offering excessive compensation, or (d) employing foreign personnel abroad to carry out training activities; non-Academic AST Institutions providers are prohibited from offering tutoring services on academic subjects; (v) prices for Academic AST Institutions will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (vi) Academic AST Institutions are prohibited from financing by way of listing its securities or conducting other capital market activities; listed companies may not invest in Academic AST Institutions through capital markets fundraising activities, and may not acquire assets of Academic AST Institutions by paying cash or issuing securities; foreign capital is prohibited from controlling or participating in Academic AST Institutions through merger and acquisitions, entrusted operations, joining franchise or using variable interest entities.

On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operation permit may be revoked by the local education administration.
On September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.
On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operation permit may be revoked by the local education administration.
On October 21, 2021, the MOE jointly with certain other PRC government authorities, promulgated the Notice on Strengthening the Supervision of After-School Tutoring Institutions Pre-collection of Fees, which requires the pre-collection of fees by Academic AST Institutions and non-academic after school tutoring institutions shall be supervised. Local government will adopt bank custodians or risk reserves to control such risk with the consideration of local situation.
On November 8, 2021, the General Office of MOE promulgated the Identification Guidelines for Classification of After School Training Programs for Compulsory Education, which stipulates that the identification of academic after school training shall consider factors including training purpose, training content, training methods, valuation methods and others. Furthermore, the General Office of MOE issued the Notice on Investigation and Publishing of Providing Academic After School Training in Disguised Methods Illegally, which prohibits the invisible or variant form of providing academic after school training in violation of relevant laws and regulations.
In March 2022, the MOE, National Development and Reform Commission, or NDRC and SAMR jointly issued the Notice on Regulating Non-Academic After School Training Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, strictly performing contractual obligations and regulating its charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety.
On May 27, 2022, the MOE published a notice on its website, which states that the MOE is regulating and continues to regulate the non-academic tutoring institutions, by means of examination of qualifications of institutions, regulation of fee charging and supervision of pre-paid fees. Such notice also states that as of May 15, 2022, about 88% of the non-academic tutoring institutions nationwide have implemented third-party custodians or risk reserve funds to manage the risk of pre-paid fee.
In addition, the Alleviating Burden Opinion also requires that local government authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local government authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operation permit.

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
On September 18, 2021, the General Office of MOE, together with other government authorities, issued a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects in compulsory education area to obtain the private school operation permit by the end of 2021, and all such online after-school tutoring institutions shall, before obtain such permit, suspend enrollment of students and charging fees.
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
Regulations Related to Production and Operation of Radio and Television Programs
The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), regulates institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches. However, due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online courses fall within such definition.
Regulations Related to Online Transmission of Audio-Visual Programs
To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio- Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audiovisual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audiovisual program service determined by the SAPPRFT. However, due to the ambiguity of the definition of “Audio-visual Programs,” there is uncertainty as to whether our online courses fall within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs.
Regulations Related to Privacy, Data Protection and Cybersecurity
Pursuant to the PRC Cybersecurity Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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
On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law of the PRC, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.
On August 17, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, ensure the safe and stable operation of CIIO, and maintain data integrity, confidentiality and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Relevant governmental authorities of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of critical information infrastructure operator in the respective industry or sector and operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.
Furthermore, on November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations is published for public comments only and the final version and effective date of which are subject to change with substantial uncertainty.
On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and network platform operators engaging in data processing activities that affect or may affect national security, which affect or may affect national security, shall apply for cybersecurity review and that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.
On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.
On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, with effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.
Regulations on Publishing and Distribution of Publications
The State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which was most recently amended on November 29, 2020. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Publication Regulations, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. We do not engage in publishing business. Instead, Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of New Oriental China, has been cooperating with qualified PRC publishing companies to publish our in-house developed teaching materials and other content.
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
The subsidiaries of New Oriental China and Beijing Xuncheng engaged in the wholesale and retail distribution of books, periodicals and audio-visual products have obtained the relevant Permits for Operating Publications Business. During the term of the above-mentioned permits or licenses, NPPA or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits or licenses. If the subsidiaries of New Oriental China and Beijing Xuncheng engaged in the wholesale and retail distribution of books, periodicals and audio-visual products are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.
Regulations on Tourism
Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on November 29, 2020, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent that engages in the outbound tourism shall apply for a permit to engage in the outbound tourism from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities.
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
Regulations Relating to Advertising and Promotion
The principal regulations governing advertising businesses in China are the PRC Advertising Law and the Advertising Administrative Regulations. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR or its local branches.
Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Education and/or training advertisements shall not contain the following content: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing an examination, obtaining a certain degree or qualification or obtaining a certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and (iii) recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. In addition, advertisements shall accurately describe the product information, including its function, composition, price, use, origin, quality and other information, and shall not deceive or mislead customers. PRC advertising laws and regulations also impose prohibitions and restrictions on advertisements. For instance, superlative wordings such as “the best,” “the most” are prohibited from use in advertisements.
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
In addition, the Anti-Unfair Competition Law promulgated by the SCNPC requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades etc. as to defraud or mislead customers.
The PRC Consumer Protection Law sets out requirements for business operators in their dealings with consumers, including (i) business operators shall ensure the compliance of goods and services with the PRC Product Quality Law and other relevant laws and regulations, and provide accurate information regarding goods, services and the quality and usage of such goods and services to consumers; (ii) business operators shall issue receipts to consumers in accordance with relevant national regulations and business practices or upon customer request, and ensure the quality and function of goods or services are consistent with advertising materials, product descriptions or samples; and (iii) business operators are required to assume the responsibility to repair, replace, return products in accordance with regulations or agreement, and it is prohibited to set out unreasonable or unfair terms for consumers.
Regulations Relating to Food Safety
According to the Administrative Measures for Food Operation License, entities or individuals involved in food operation and catering service in the PRC shall obtain the food operation license. Applications of food operation license shall be filed according to such food operator’s operating types.

According to the PRC Food Safety Law and its implementation regulations, food producers and business operators shall ensure food safety, accept social supervision and assume social obligations in compliance with laws, regulations and food safety standards. The PRC Food Safety Law regulates not only food production and processing, food sales and catering service, but also the use of food additives, food-related products, food storage and transportation by food producers and operators. As stipulated in the PRC Food Safety Law, the quality and safety management of agricultural primary products supplied for food shall be subject to requirements of the PRC Quality and Safety of Agricultural Products Law. However, the market sales of edible agricultural products, establishment of relevant quality safety standards, disclosure in relation to safety information and where required by the PRC Food Safety Law on agricultural inputs, shall be in compliance with the Food Safety Law.
Regulations Relating to Product Quality
According to the PRC Product Quality Law, producers shall assume responsibilities for the product quality produced by them, sellers shall adopt measures to maintain the quality of products for sale, and enterprises may not produce or sell counterfeit products. In additions, any violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds therefrom. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes personal injury or damage to another person’s property, such person may claim compensation from the producer or seller of the product.
Regulations Relating to Online Livestreaming and Online Sales
Pursuant to the Online Trading Supervision and Management Measures promulgated by the SAMR on March 15, 2021, and effective from May 1, 2021, online trading operators shall follow the principles of legality, propriety and necessity when collecting and using consumers’ personal information, and shall specifically notify consumers about the purpose, method and scope of the collection and use of such information and obtain the consumers’ consent. Online trading operators who collect and use consumers’ personal information should announce their policies on collection and use of such information and should not collect and use the information in breach of laws and regulations and the agreement between the parties. Online trading operators shall fully, truly, accurately and timely disclose commodity or service information to protect consumers’ right to know and choose. According to the Regulations on the Administration of Commercial Performances promulgated by the State Council on November 29, 2020, performance groups engaged in commercial performance activities and performance agencies engaged in commercial performance operation activities are required to obtain Commercial Performance Permit.
The E-Commerce Law of the PRC requires e-commerce operators to follow the principles of voluntariness, equality, fairness and integrity, and to abide by laws and business ethics to participate in market competition in a fair manner.
According to the Online Livestreaming Service Administrative Measures, it is prohibited to publish information that endanger national security or infringe third-party rights. In addition, the Trial Administrative Measures for Online Livestreaming Sales and Marketing issued on April 23, 2021 and effective from May 25, 2021 stipulate that, among others, online livestreaming channel operators have the obligation to ensure the information provided are genuine and complies with laws, and such online livestreaming channel operators shall also check and record information regarding the products and suppliers.
Regulations Relating to Anti-Monopoly
The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of the Anti-Monopoly Law and examination of national security shall be carried out pursuant to the relevant laws and regulations. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.
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

Regulations Relating to Anti Long-Arm Jurisdiction
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
Regulations Relating to Foreign Investment
Foreign Investment Access Special Management Measures (Negative List) (2021 Version)
Investment activities in the PRC by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the 2021 Negative List, which was promulgated by the Ministry of Commerce and National Development and Reform Commission in December 2021 and came into effect in January 2022. The 2021 Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The 2021 Negative List covers 12 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. Under such 2021 Negative List, pre-school education, senior high school education in grades 10 to 12, publishing and value-added telecommunications services are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate pre-school education, senior high schools, publishing and value-added telecommunication services in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign investment is banned from compulsory education, which means grades 1 to 9. After-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions are not listed on the 2021 Negative List.
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
Restrictions on Foreign Investment in Education
Pursuant to the 2021 Negative List, foreign investment in pre-school education and senior high school education in grades 10 to 12 is restricted, meaning that it shall only take the form of Sino-foreign cooperative schools and the domestic party shall play a dominant role. A dominant role requires that (i) the school’s principal or chief executive must be a PRC national, and (ii) the school’s governing body (including the board of directors, executive council or joint administration committee) must consist of a majority of representatives from the domestic party. Training business is not on the 2021 Negative List.
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
Restrictions on Foreign Investment in Publishing
In July 2005, the Ministry of Culture, the State Administration of Radio, Film and Television, the NPPA, the NDRC, and Ministry of Commerce jointly formulated the Several Opinions on Drawing Foreign Investment into the Cultural Sector, pursuant to which foreign investors are prohibited from engaging in business such as the publication of books, audio-visual products and electronic publications, and internet publishing. The 2021 Negative List also lists foreign investments in the publication of books, audio-visual products and electronic publications and in the provision of internet publishing services as a prohibited category.
The wholesale and retail of publications is not listed in the 2021 Negative List, indicating that the wholesale and retail of publications is a permitted area where foreign investment can enter. In particular, the Provisions on the Administration of the Publication Market clearly states that PRC allows foreign-invested enterprises to carry out the publication distribution (including wholesale and retail) business.
Restrictions on Foreign Investments in Value-added Telecommunications Services
The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on March 29, 2022, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Moreover, foreign investors that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.
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
Domain names
. Pursuant to the Measures for the Administration of Internet Domain Names, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service. Domain name applicants shall provide true, accurate and complete identification of the domain name holder as requested by the domain name registration service provider.
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

Regulations on Taxation
PRC Enterprise Income Tax
. The National People’s Congress, the Chinese legislature, passed the EIT Law, as last amended in 2018. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises Preferential tax treatments grants to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The State Council promulgated the implementation rules of the BIT Law in 2007, as last amended in 2019, and the Ministry of Science and Technology, the Ministry of Finance and the SAT promulgated other supplemental rules in 2008 which were amended in 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.
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
C.
Organizational Structure
Except our online education business and e-commerce business that is operated by our majority-owned subsidiary, Kooleam, and its subsidiaries and consolidated variable interest entities, substantially all of our operations are conducted in China through contractual arrangements between our wholly-owned subsidiaries in China, New Oriental China (the variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly-owned subsidiaries that are currently parties to these contractual arrangements are Beijing Hewstone, Beijing Decision, Beijing Pioneer and Beijing Smart Wood. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Beijing Pioneer primarily engages in the educational software development business. Beijing Smart Wood primarily engages in the educational software development and consulting business.

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and the VIEs as of May 31, 2022:

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

(3)	Consisting of various PRC companies operating our educational materials and distribution business, and overseas study consulting business in China.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted. As a result, our offshore holding companies are not allowed to directly own and operate schools in China. We conduct substantially all of our education business in China through contractual arrangements between our wholly-owned subsidiaries in China, and the VIEs and their shareholders. In the fiscal years ended May 31, 2020, 2021 and 2022, the consolidated affiliated entities contributed in aggregate 96.5%, 99.9% and 99.6% of our total net revenues, respectively.
Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder
New Oriental China is a variable interest entity which is directly wholly owned by Century Friendship, a PRC domestic company controlled by Mr. Michael Minhong Yu, our founder and executive chairman. New Oriental China’s schools and subsidiaries hold the requisite licenses and permits necessary to conduct our education business and have been directly conducting our education business. We have been and are expected to continue to be dependent on New Oriental China and its schools and subsidiaries to operate our education business until we qualify for direct ownership of our education business in China under PRC laws and regulations and acquire New Oriental China as our direct, wholly-owned subsidiary. We have entered into contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder, which enable us to:

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
Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on factors such as the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2020, 2021 and 2022, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$440.3 million, US$376.5 million and US$280.8 million, respectively. In accordance with the Amended Implementation Rules, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School from such agreement.
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
Acceptance Letter
. Beijing Dongfang Youbo Network Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated October 10, 2019 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. In addition, Beijing Xinyuanfang Human Resource Service Co., Ltd. and Dongfang Youxuan (Beijing) Technology Co., Ltd., each as a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated January 12, 2022 whereby each assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement.
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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, if the relevant government authorities take a different view from ours on the Preschool Opinions and/or the Amended Implementation Rules and determine that our for-profit and/or non-profit kindergartens shall be excluded from our company, we may be requested to unwind the contractual arrangements for some or all of our kindergartens. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our education business in China do not comply with PRC regulatory restrictions on foreign investment in the education business, we could be subject to severe penalties. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.
Property, Plants and Equipment
Our headquarters are located in Beijing, China, where we own approximately 49,000 square meters of office and training center. In addition, we own an aggregate of approximately 56,000 square meters of space for our schools, learning centers and bookstores in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Changsha, Hangzhou, Zhengzhou and Hefei. We lease all of our facilities for our schools, learning centers and bookstores in 87 other cities throughout China. For more information concerning our schools, learning centers and bookstores, see “Item 4. Information on the Company—B. Business Overview—Our Network.”

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
The COV1D-19 outbreak may continue affect our business operations and its financial condition and operating results for the fiscal year 2023, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long term investments and impairment of long-lived assets.
Selected Statements of Operations Items
Net Revenues. In the fiscal years ended May 31, 2020, 2021 and 2022, we generated total net revenues of US$3,578.7 million, US$4,276.5 million and US$3,105.2 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.
We currently derive revenues from the following sources:

•	educational programs and services, which accounted for 90.3%, 92.1% and 87.3% of our total net revenues in the fiscal years ended May 31, 2020, 2021 and 2022, respectively; and

•	books and other services, which accounted for 9.7%, 7.9% and 12.7% of our total net revenues in the fiscal years ended May 31, 2020, 2021 and 2022, respectively.
Educational Programs and Services. Our educational programs and services consist of educational services and test preparation courses, and online education and other services. Revenues from educational services and test preparation courses accounted for 85.0%, 85.8% and 81.6%, respectively, of our total net revenues in the fiscal years ended May 31, 2020, 2021 and 2022.
We recognize revenues from course fees collected for enrollment in our educational services and test preparation courses and online education proportionally as we deliver the instruction over the period of the course. Course fees are generally paid in advance by students and are initially recorded as deferred revenue. Students are entitled to a short-term trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those collected but unearned portion of the fee is available to be refunded. We recognize revenues from school fees collected for enrollment in our pre-school education and primary and secondary schools ratably over the corresponding academic year.
In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we have ceased offering K-9 Academic AST Services in China since the end of 2021. Such cessation has had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022 and is expected to have negative impact on our financial performance for the fiscal year ending May 31, 2023 and subsequent periods.
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

	For the Years Ended May 31,
	2020		2021		2022
(in thousands, except percentages)	US$	%	US$	%	US$	%
Net revenues	3,578,682	100.0	4,276,539	100.0	3,105,246	100.0
Operating cost and expenses:
Cost of revenues	(1,588,899)	(44.4)	(2,036,875)	(47.6)	(1,754,291)	(56.5)
Selling and marketing	(445,259)	(12.4)	(600,778)	(14.0)	(466,895)	(15.0)
General and administrative	(1,145,521)	(32.0)	(1,489,826)	(34.8)	(1,866,573)	(60.1)

Impairment loss on intangible assets and goodwill	—	—	(31,794)	(0.7)	—	—

Total operating cost and expenses	(3,179,679)	(88.9)	(4,159,273)	(97.3)	(4,087,759)	(131.6)

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
General and Administrative Expenses
. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, R&D expenses, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and impairment of property and equipment and other long-lived assets used in our general and administrative activities.
Share-based Compensation Expenses
In January 2016, we adopted the 2016 Share Incentive Plan, under which we are authorized to issue up to 100,000,000 common shares (taking into account the one-for-ten share split that took effect on March 10, 2021) pursuant to awards (including options) granted to our employees, directors and consultants. Since the adoption of our 2016 Share Incentive Plan, we have granted a total of 50,922,168 non-vested equity shares, among which, 19,595,518 and nil were granted in the fiscal years ended May 31, 2021 and 2022, respectively, 428,228 and 1,536,112 shares were forfeited in the fiscal years ended May 31, 2021 and 2022, respectively.
On July 13, 2018, the board of directors of Koolearn approved an employee’s share option plan, or the Kooleam Pre-IPO Share Option Scheme, under which Koolearn is authorized to issue up to 47,836,985 shares in Koolearn pursuant to awards granted to the directors, senior management, employees and contractors of Koolearn. As of May 31, 2022, options to obtain an aggregate of 35,911,985 shares in Koolearn remained outstanding under the Koolearn Pre-IPO Share Option Scheme. Options to obtain 837,500 shares in Koolearn were forfeited and no shares were cancelled in the fiscal year ended May 31, 2022.
On January 30, 2019, the board of directors of Koolearn approved an employee’s share option plan, or the Kooleam Post-IPO Share Option Scheme, under which Koolearn is authorized to issue up to 91,395,910 shares in Koolearn pursuant to awards granted to, among others, directors, employees of Koolearn or its affiliate. As of May 31, 2022, options to obtain an aggregate of 45,994,093 shares in Koolearn remained outstanding under the Koolearn Post-IPO Share Option Scheme. Options to obtain 52,837,312 shares in Koolearn shares were either forfeited or cancelled in the fiscal year ended May 31, 2022.

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

	For the Years Ended May 31,
	2020		2021		2022
(in thousands, except percentages)	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expense:
Cost of revenues	2,224	3.6	6,698	9.7	(131)	(0.1)
Selling and marketing	4,227	6.8	6,922	10.1	(2,437)	(1.8)
General and administrative	55,606	89.6	55,260	80.2	135,536	101.9

Total	62,057	100.0	68,880	100.0	132,968	100.0

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
With regard to income tax, enterprises in China are generally subject to enterprise income tax at a rate of 25%. Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. The HNTE certificates of Beijing Magnificence and Beijing Smart Wood are expected to expire on December 21, 2022. The HNTE certificate of Beijing Sifenke Education Consulting Company Limited expired on August 31, 2022. These three enterprises are in process of renewing their qualification of as of HNTE. Once their renewals are completed, these companies will be eligible for a favorable EIT rate of 15% starting from January 1, 2022 again. Beijing Hewstone, Beijing Decision, Beijing Pioneer, Beijing Joy Tend, Beijing Right Time, Beijing Shenghe, Xuncheng, Dexin Dongfang, Beijing Be-linked Online Education Company Limited (“Be-linked Online Education”) and Beijing Jinghong continued to qualify as HNTE and were subject to a tax rate of 15% for the year ended May 31, 2022.
Hainan Haiyue, Hainan Dongfang Zhixin Technology Company Limited, Zhuhai Zekai Software Technology Company Limited, Hainan Dongfang Huizhi Technology Company Limited enjoyed the enterprise income tax of 15% because of the preferential corporate income tax policies for local tax concessions.
Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Zhiyuan Hangcheng Software Technology Company Limited, Beijing Chuangying Oriental Technology Co., Ltd, Beijing Zhihong Oriental Technology Co., Ltd and Beijing Yuda Oriental Software Technology Company Limited are qualified as NESE and enjoyed the EIT tax benefit from January 2019 to December 2023, from January 2019 to December 2023, from January 2019 to December 2023 and from January 2022 to December 2026, respectively.

In addition, under the current regulatory regime, whether our schools are entitled to any preferential income tax treatment remains unclear, and practice varies across different cities in China. Pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools, and after-school tutoring institutions providing tutoring services on academic subjects can only be registered as non-profit private schools under the Alleviating Burden Opinion. Pursuant to the Amended Private Education Law, non-profit private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit private schools are still unclear. Due to a lack of implementation rules, whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. Among our schools in four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2022, three schools are subject to the standard 25% enterprise income tax rate and one school was not required by the governing tax bureau to pay any EIT from its establishment through May 31, 2022.
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

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2020	2021	2022
Net revenues:
Educational programs and services	3,230,378	3,936,969	2,709,549
Books and other services	348,304	339,570	395,697

Total net revenues	3,578,682	4,276,539	3,105,246
Operating cost and expenses: (1)
Cost of revenues	(1,588,899)	(2,036,875)	(1,754,291)
Selling and marketing	(445,259)	(600,778)	(466,895)
General and administrative	(1,145,521)	(1,489,826)	(1,866,573)
Impairment loss on intangible assets and goodwill	—	(31,794)	—

Total operating cost and expenses	(3,179,679)	(4,159,273)	(4,087,759)

Operating income	399,003	117,266	(982,513)

Interest income	116,117	141,511	123,542
Interest expense	(4,627)	(6,747)	(4,050)
Realized gain from long-term investments	407	3,535	22,004
Impairment loss from long-term investments	(31,750)	(40,207)	(129,350)
Loss from fair value change of long-term investments	(18,451)	(3,824)	(14,933)
Loss from deconsolidation of subsidiaries	—	—	(79,609)
Miscellaneous income, net	27,137	103,443	32,411

Provision for income (loss) taxes:
Current	(142,992)	(127,313)	(44,378)
Deferred	8,630	43,725	(91,934)

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2020	2021	2022
Net revenues:
Provision for income taxes	(134,362)	(83,588)	(136,312)

Gain/(Loss) gain from equity method investments	1,385	(1,368)	(51,466)

Net income/(loss)	354,859	230,021	(1,220,276)

Less: Net loss attributable to noncontrolling interests	(58,474)	(104,393)	(32,555)

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	413,333	334,414	(1,187,721)

Net income/(loss) per common share attributable to shareholders of New Oriental Education & Technology Group Inc. (2)(3)
-Basic	0.26	0.20	(0.70)

-Diluted	0.26	0.20	(0.70)

Weighted average shares used in calculating basic net income/(loss) per common share (3)	1,584,295,760	1,645,463,440	1,696,419,232
Weighted average shares used in calculating diluted net income/(loss) per common share (3)	1,595,368,900	1,651,982,384	1,696,419,232
Cost of revenues	2,224	6,698	(131)
Selling and marketing	4,227	6,922	(2,437)
General and administrative	55,606	55,260	135,536

Total	62,057	68,880	132,968

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2020	2021	2022
Cost of revenues	2,224	6,698	(131)
Selling and marketing	4,227	6,922	(2,437)
General and administrative	55,606	55,260	135,536

Total	62,057	68,880	132,968

(2)
Each ADS represents ten common shares. For the years ended May 31, 2020 and 2021, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

(3)
For the year ended May 31, 2020, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the 1-for-10 share split that became effective on March 10, 2021.

Fiscal Year Ended May 31, 2022 Compared to Fiscal Year Ended May 31, 2021
Net Revenues
. Our total net revenues decreased by 27.4% from US$4,276.5 million for the fiscal year ended May 31, 2021 to US$3,105.2 million for the fiscal year ended May 31, 2022. This decrease was due to cessation of K-9 Academic AST services during the year ended May 31, 2022 to be in compliance with applicable regulations, rules and policies in China.

•
Educational Programs and Services
. Net revenues from our educational programs and services decreased by 31.2% from US$3,937.0 million for the fiscal year ended May 31, 2021 to US$2,709.5 million for the fiscal year ended May 31, 2022. This decrease was primarily due to the decrease in revenues from educational services and test preparation courses from US$3,667.3 million in the fiscal year ended May 31, 2021 to US$2,535.3 million in the fiscal year ended May 31, 2022 mainly as a result of the cessation of K-9 Academic AST services.

•
Books and Other Services
. Net revenues from sales of books and other educational materials and services increased by 16.5% from US$339.6 million in the fiscal year ended May 31, 2021 to US$395.7 million in the fiscal year ended May 31, 2022, primarily due to the increased revenue of US$325.9 million from overseas study consulting business in the fiscal year ended May 31, 2022.

Operating Cost and Expenses
. Our total operating cost and expenses decreased by 1.7% from US$4,159.3 million in the fiscal year ended May 31, 2021 to US$4,087.8 million in the fiscal year ended May 31, 2022. This decrease resulted from decreases in each of our cost of revenues, selling and marketing expenses and impairment loss in intangible assets and goodwill, partially offset by the increase in general and administrative expenses. In the second and third fiscal quarter of 2022, we incurred considerable cost from the termination of our leasing agreements in relation to the closure of the learning centers and the employee layoffs in connection with the cessation of K-9 Academic AST services in response to the regulatory development. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget accordingly. Our total numbers of schools and learning centers were 107 and 637, respectively, as of May 31, 2022, compared to 122 and 1,547, respectively, as of May 31, 2021. We employed approximately 54,200 and 26,300 teachers as of May 31, 2021 and 2022, respectively.

•
Cost of Revenues
. Our cost of revenues decreased by 13.9% from US$ 2,036.9 million in the fiscal year ended May 31, 2021 to US$1,754.3 million in the fiscal year ended May 31, 2022. This decrease was in line with the decrease in revenues and primarily due to the cessation of K-9 Academic AST services during the year ended May 31, 2022.

•
Selling and Marketing Expenses
. Our selling and marketing expenses decreased by 22.3% from US$ 600.8 million in the fiscal year ended May 31, 2021 to US$466.9 million in the fiscal year ended May 31, 2022. This decrease was primarily due to the decreased marketing expenses.

•
General and Administrative Expenses
. Our general and administrative expenses increased by 25.3% from US$1,489.8 million in the fiscal year ended May 31, 2021 to US$1,866.6 million in the fiscal year ended May 31, 2022. This increase was primarily due to an impairment loss of US$435.7 million related to the downsize of our learning centers and an increase of US$63.2 million in human resources expenses due to the cessation of our K-9 Academic AST Services.

Other Income, Net
. Our other income, net changed from US$197.7 million in the fiscal year ended May 31, 2021 to net other loss of US$50.0 million in the fiscal year ended May 31, 2022, which was primarily due to impairment loss from long-term investments and loss on deconsolidation of subsidiaries in the fiscal year ended May 31, 2022 and certain VAT exemption due to the COVID-19 in the fiscal year ended May 31, 2021.
Provision for Income Tax
. Our income tax expense increased by 63.1% from US$83.6 million in the fiscal year ended May 31, 2021 to US$136.3 million in the fiscal year ended May 31, 2022. The increase was primarily due to valuation allowance for deferred tax assets in the fiscal year ended May 31, 2022.
Net Income
. As a result of the foregoing, our net loss for the fiscal year ended May 31, 2022 was US$1,220.3 million, compared to net income of US$230.0 million for the fiscal year ended May 31, 2021.
Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020
Net Revenues. Our total net revenues increased by 19.5% from US$3,578.7 million for the fiscal year ended May 31, 2020 to US$4,276.5 million for the fiscal year ended May 31, 2021. This increase was due to the increased revenues from educational programs. The number of student enrollment is the main driver for our revenue. We track the number of student enrollment as a key indicator for our business growth and manage our course offerings and sales strategies accordingly.

•
Educational Programs and Services
. Net revenues from our educational programs and services increased by 21.9% from US$3,230.4 million for the fiscal year ended May 31, 2020 to US$3,937.0 million for the fiscal year ended May 31, 2021. This increase was primarily due to the growth in revenues from educational services and test preparation courses from US$3,040.7 million in the fiscal year ended May 31, 2020 to US$3,667.3 million in the fiscal year ended May 31, 2021. For details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020” in our annual report for the year ended May 31, 2021.

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

•
Selling and Marketing Expenses
. Our selling and marketing expenses increased by 34.9% from US$445.3 million in the fiscal year ended May 31, 2020 to US$600.8 million in the fiscal year ended May 31, 2021. This increase was primarily due to the increase in online marketing efforts and the addition of marketing staff with the aim of rolling out our OMO (online-merge-offline) system to capture the new market opportunity during COVID-19 pandemic, especially for new initiatives in our pure online education platform,
Koolearn.com
.

•
General and Administrative Expenses.
Our general and administrative expenses increased by 30.1% from US$1,145.5 million in the fiscal year ended May 31, 2020 to US$1,489.8 million in the fiscal year ended May 31, 2021. This increase was primarily due to an increase of US$152.0 million in human resources expenses, and an increase of US$157.9 million in general operational expenses as a result of the increased headcount as we grew our network of schools and learning centers, as well as increases in research and development expenses and human resources expenses related to the development of our online and offline integrated education ecosystem during the fiscal year ended May 31, 2021.

Other Income, Net.
Our other income, net increased from US$88.8 million in the fiscal year ended May 31, 2020 to US$197.7 million in the fiscal year ended May 31, 2021, which was primarily due to loss from fair value change of long-term investments in the fiscal year ended May 31, 2020 and certain VAT exemption due to the COVID-19 in the fiscal year ended May 31, 2021.
Provision for Income Tax.
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
Discussion of Segment Operations
For the fiscal years ended May 31, 2020 and 2021, we previously identified seven operating segments, including (i) K-12 AST, test preparation, and other courses, (ii) primary and secondary school education, (iii) online education, (iv) content development and distribution, (v) pre-school education, (vi) overseas study consulting services, and (vii) study tour.
For the fiscal year ended May 31, 2022, as a result of the changes in the regulatory environment, we reduced our operating segments from seven to four. The four segments include (i) educational services and test preparation courses, which was formerly named as
“K-12
AST, test preparation, and other courses,” (ii) online education and other services, which was formerly named as “online education,” (iii) overseas study consulting services, and (iv) educational materials and distribution, which was formerly named as “content development and distribution.” Our prior operating segments, primary and secondary school education, pre-school education and study tour, were no longer reviewed by our chief operating decision maker and thus, no longer considered as operating segments. These segments were aggregated as other services for the fiscal year ended May 31, 2022.
For the fiscal year ended May 31, 2022, we identified educational services and test preparation courses, online education and other services and overseas study consulting services as our three reportable segments. Our operating segment, educational materials and distribution, individually did not exceed the 10% quantitative threshold during the fiscal year ended May 31, 2022, and as a result, was aggregated in other services. Prior period segment information has been restated to conform to the fiscal year of 2022 presentation.
Net revenues from our educational services and test preparation courses accounted for 85.0%, 85.8% and 81.6%, respectively, of our total net revenues in the fiscal years ended May 31, 2020, 2021 and 2022. Net revenues from online education and other services accounted for 4.3%, 4.9% and 4.4%, respectively, of our total net revenues in the fiscal years ended May 31, 2020, 2021 and 2022. Net revenues from overseas study consulting services accounted for 7.3%, 6.5% and 10.5%, respectively, of our total net revenues in the fiscal years ended May 31, 2020, 2021 and 2022. We recognize revenues from course fees collected for enrollment in our educational services and test preparation courses and online education proportionally as we deliver the instruction over the period of the course.
Cost of revenues for our educational services and test preparation courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for online education primarily consists of teaching staff costs and course research staff costs. Cost of overseas study consulting services primarily consists of application cost and staff costs.
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

The following table lists our net revenues and operating cost and expenses by reportable segment for the periods indicated.

	For the Years Ended May 31,
(in thousands of US$)	2020	2021	2022
Net revenues of the reportable segments:
Educational services and test preparation courses	3,040,741	3,667,270	2,535,318
Online education and other services	152,542	210,591	136,705
Overseas study consulting services	259,817	278,594	325,901

Total net revenues of the reportable segments	3,453,100	4,156,455	2,997,924

Total net revenues of our company	3,578,682	4,276,539	3,105,246

Operating cost and expenses of the reportable segments:
Cost of revenues:
Educational services and test preparation courses	(1,304,239)	(1,680,779)	(1,442,156)
Online education and other services	(84,896)	(145,428)	(68,732)
Overseas study consulting services	(124,718)	(127,841)	(165,673)
Selling and marketing:
Educational services and test preparation courses	(218,739)	(326,708)	(273,344)
Online education and other services	(126,471)	(175,092)	(79,428)
Overseas study consulting services	(56,352)	(61,259)	(72,847)
General and administrative:
Educational services and test preparation courses	(729,125)	(955,211)	(1,308,742)
Online education and other services	(69,060)	(124,897)	(72,361)
Overseas study consulting services	(58,133)	(60,580)	(61,258)

Total operating cost and expenses of the reportable segments	(2,771,733)	(3,657,795)	(3,544,541)

Total operating cost and expenses of our company	(3,179,679)	(4,159,273)	(4,087,759)

Fiscal Year Ended May 31, 2022 Compared to Fiscal Year Ended May 31, 2021
Net Revenues of Reportable Segments
Net Revenues of Educational Services and Test Preparation Courses
Net revenues from our educational services and test preparation courses decreased by 30.9% from US$3,667.3 million for the fiscal year ended May 31, 2021 to US$2,535.3 million for the fiscal year ended May 31, 2022, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2022 Compared to Fiscal Year Ended May 31, 2021—Net Revenues—Educational Programs and Services.”
Net Revenues of Online Education and Other Services
Net revenues from online education decreased by 35.1% from US$210.6 million for the fiscal year ended May 31, 2021 to US$136.7 million for the fiscal year ended May 31, 2022, primarily due to the decreased student enrolments of online education.
Net Revenues of Overseas Study Consulting Services
Net revenues from overseas study consulting services increased by 17.0% from US$278.6 million for the fiscal year ended May 31, 2021 to US$325.9 million for the fiscal year ended May 31, 2022, primarily due to the increased number of students who planned to study overseas.
Operating Costs and Expenses of Reportable Segments
Operating Cost and Expenses of Educational Services and Test Preparation Courses

•
Cost of Revenues.
Cost of revenues for our educational services and test preparation courses decreased by 14.2% from US$1,680.8 million for the fiscal year ended May 31, 2021 to US$1,442.2 million for the fiscal year ended May 31, 2022, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2022 Compared to Fiscal Year Ended May 31, 2021—Operating Costs and Expenses—Cost of Revenues.”

•
Selling and Marketing Expenses.
Selling and marketing expenses for our educational services and test preparation courses decreased by 16.3% from US$326.7 million for the fiscal year ended May 31, 2021 to US$273.3 million for the fiscal year ended May 31, 2022, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2022 Compared to Fiscal Year Ended May 31, 2021— Operating Costs and Expenses—Selling and Marketing Expenses.”

•
General and Administrative Expenses.
General and administrative expenses for our educational services and test preparation courses increased by 37.0% from US$955.2 million for the fiscal year ended May 31, 2021 to US$1,308.7 million for the fiscal year ended May 31, 2022, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2022 Compared to Fiscal Year Ended May 31, 2021—Operating Costs and Expenses—General and Administrative Expenses.”

Operating Cost and Expenses of Online Education and Other Services

•
Cost of Revenues.
Cost of revenues for online education and other services decreased by 52.7% from US$145.4 million for the fiscal year ended May 31, 2021 to US$68.7 million for the fiscal year ended May 31, 2022, primarily due to a decrease in teaching staff costs and course research staff costs.

•
Selling and Marketing Expenses.
Selling and marketing expenses for online education and other services decreased by 54.6% from US$175.1 million for the fiscal year ended May 31, 2021 to US$79.4 million for the fiscal year ended May 31, 2022, primarily due to a decrease in staff costs.

•
General and Administrative Expenses.
General and administrative expenses for online education and othe services decreased by 42.1% from US$124.9 million for the fiscal year ended May 31, 2021 to US$72.4 million for the fiscal year ended May 31, 2022, primarily due to a decrease in share-based compensation expenses and staff costs.

Operating Cost and Expenses of Overseas Study Consulting Services

•
Cost of Revenues.
Cost of revenues for overseas study consulting services increased by 29.6% from US$127.8 million for the fiscal year ended May 31, 2021 to US$165.7 million for the fiscal year ended May 31, 2022, primarily due to an increase in consulting application costs.

•
Selling and Marketing Expenses.
Selling and marketing expenses for overseas study consulting services increased by 18.9% from US$61.3 million for the fiscal year ended May 31, 2021 to US$72.8 million for the fiscal year ended May 31, 2022, primarily due to an increase in marketing expenses.

•
General and Administrative Expenses.
General and administrative expenses for overseas study consulting services increased by 1.1% from US$60.6 million for the fiscal year ended May 31, 2021 to US$61.3 million for the fiscal year ended May 31, 2022.

Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020
Net Revenues of Reportable Segments
Net Revenues of Educational Services and Test Preparation Courses
Net revenues from our educational services and test preparation courses increased by 20.6% from US$3,040.7 million for the fiscal year ended May 31, 2020 to US$3,667.3 million for the fiscal year ended May 31, 2021, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020—Net Revenues—Educational Programs and Services.”
Net Revenues of Online Education and Other Services
Net revenues from online education and other services increased by 38.1% from US$152.5 million for the fiscal year ended May 31, 2020 to US$210.6 million for the fiscal year ended May 31, 2021, primarily due to the increased student enrolments of online education.
Net Revenues of Overseas Study Consulting Services
Net revenues from overseas study consulting services increased by 7.2% from US$259.8 million for the fiscal year ended May 31, 2020 to US$278.6 million for the fiscal year ended May 31, 2021.
Operating Costs and Expenses of Reportable Segments
Operating Cost and Expenses of Educational Services and Test Preparation Courses

•
Cost of Revenues.
Cost of revenues for our educational services and test preparation courses increased by 28.9% from US$1,304.2 million for the fiscal year ended May 31, 2020 to US$1,680.8 million for the fiscal year ended May 31, 2021, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020—Operating Costs and Expenses—Cost of Revenues.”

•
Selling and Marketing Expenses.
Selling and marketing expenses for our educational services and test preparation courses increased by 49.4% from US$218.7 million for the fiscal year ended May 31, 2020 to US$326.7 million for the fiscal year ended May 31, 2021, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020— Operating Costs and Expenses—Selling and Marketing Expenses.”

•
General and Administrative Expenses.
General and administrative expenses for our educational services and test preparation courses increased by 31.0% from US$729.1 million for the fiscal year ended May 31, 2020 to US$955.2 million for the fiscal year ended May 31, 2021, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2021 Compared to Fiscal Year Ended May 31, 2020—Operating Costs and Expenses—General and Administrative Expenses.”

Operating Cost and Expenses of Online Education and Other Services

•
Cost of Revenues.
Cost of revenues for online education and other services increased by 71.3% from US$84.9 million for the fiscal year ended May 31, 2020 to US$145.4 million for the fiscal year ended May 31, 2021, primarily due to an increase in teaching staff costs and course research staff costs.

•
Selling and Marketing Expenses.
Selling and marketing expenses for online education and other services increased by 38.4% from US$126.5 million for the fiscal year ended May 31, 2020 to US$175.1 million for the fiscal year ended May 31, 2021, primarily due to an increase in staff costs, as we established multi-channel marking teams.

•
General and Administrative Expenses.
General and administrative expenses for online education and other services increased by 80.8% from US$69.1 million for the fiscal year ended May 31, 2020 to US$124.9 million for the fiscal year ended May 31, 2021, primarily due to an increase in share-based compensation expenses and staff costs.

Operating Cost and Expenses of Overseas Study Consulting Services

•
Cost of Revenues.
Cost of revenues for overseas study consulting services increased by 2.5% from US$124.7million for the fiscal year ended May 31, 2020 to US$127.8 million for the fiscal year ended May 31, 2021.

•
Selling and Marketing Expenses.
Selling and marketing expenses for overseas study consulting services increased by 8.7% from US$56.4 million for the fiscal year ended May 31, 2020 to US$61.3 million for the fiscal year ended May 31, 2021.

•
General and Administrative Expenses.
General and administrative expenses for overseas study consulting services increased by 4.2% from US$58.1 million for the fiscal year ended May 31, 2020 to US$60.6 million for the fiscal year ended May 31, 2021.

Inflation
According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for May 2020, 2021 and 2022 were increases of 2.4%, 1.3% and 2.1%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the properties we lease. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments in RMB, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China. We can provide no assurance that we will not be affected in the future should rates of inflation increase again in China.
B.
Liquidity and Capital Resources
Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2022, we had US$1,148.6 million and US$45.9 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.
The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of May 31, 2022.

	Cash, cash equivalents and restricted cash in RMB	Cash, cash equivalents and restricted cash in other currencies	Total Cash, cash equivalents and restricted cash	Short-term investments in RMB	Short-term investments in other currencies	Total short-term investments
Entities outside China	403	255,545	255,948	—	70,602	70,602
VIEs in China	717,205	338	717,543	1,401,222	—	1,401,222
Non-VIEs in China	145,448	75,588	221,036	430,430	—	430,430
Entities inside China	862,653	75,926	938,579	1,831,652	—	1,831,652
Total	863,056	331,471	1,194,527	1,831,652	70,602	1,902,254

Although we consolidate the results of the VIEs, our access to the consolidated affiliated entities is only through the contractual arrangements with the VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”
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
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended May 31,
(in thousands of US$)	2020	2021	2022
Net cash provided by/(used in) operating activities	804,455	1,130,085	(1,280,453)
Net cash (used in)/provided by investing activities	(1,256,370)	(2,177,639)	1,168,532
Net cash (used in)/provided by financing activities	(17,862)	1,654,084	(230,858)

Effect of foreign exchange rate changes	(29,026)	106,173	(94,821)

Net change in cash and cash equivalents	(498,803)	712,703	(437,600)
Cash and cash equivalents and restricted cash at beginning of the period	1,418,227	919,424	1,632,127

Cash and cash equivalents and restricted cash at end of the period	919,424	1,632,127	1,194,527

Operating Activities
Net cash used in operating activities amounted to US$1,280.5 million in the fiscal year ended May 31, 2022. Our net cash used in operating activities in the fiscal year ended May 31, 2022 reflected net loss of US$1,220.3 million, as adjusted by the reconciliation of certain non-cash items, including US$192.3 million in depreciation and US$133.0 million in share-based compensation expense. Additional factors affecting operating cash flow included an decrease in the deferred revenue in the amount of US$925.0 million due to the increased amount of course fees received during the period, and an decrease in the accrued expenses and other current liabilities account of US$315.8 million, primarily due to an decrease in accrued employee salary expenses and welfare benefits.
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
Investing Activities
We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou, Hangzhou and Hefei schools, which premises we own. Our cash used in investing activities is primarily related to the premises for the facilities we own and equipment used in our operations, our investment in term deposits and short term investments.
Net cash provided by investing activities amounted to US$1,168.5 million in the fiscal year ended May 31, 2022, compared to net cash used in investing activities of US$2,177.6 million in the fiscal year ended May 31, 2021 and US$1,256.4 million in the fiscal year ended May 31, 2020.
Net cash provided by investing activities in the fiscal year ended May 31, 2022 was primarily attributable to proceeds from maturity of short-term investments of US$2,041.0 million, partially offset by purchase of short-term investments of US$540.8 million and purchase of property and equipment of US$150.7 million.

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
Financing Activities
Net cash used in financing activities amounted to US$230.9 million in the fiscal year ended May 31, 2022, compared to net cash provided by financing activities amounted to US$1,654.1 million in the fiscal year ended May 31, 2021 and net cash used in financing activities of US$17.9 million in the fiscal year ended May 31, 2020.
Net cash used in financing activities in the fiscal year ended May 31, 2022 was primarily attributable to the bonds repurchase in the amount of US$222.0 million.
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
Material cash requirements
Our material cash requirements as of May 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, and long-term debt obligations.
The expansion of our existing program, service and product offerings to new areas and launch of new business initiatives have required investment. Our capital expenditures were US$309.5 million, US$429.2 million and US$150.7 million in the fiscal years ended May 31, 2020, 2021 and 2022, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.
Our operating lease commitments consist of the commitments under the lease agreements for our schools, learning centers, office premises and other facilities. As of May 31, 2022, the payment due within one year and thereafter for our operating lease commitments amounted to US$686.1 million.
Our long-term debt obligations consist of the principal amount and cash interests in connection with unsecured senior notes issued in July 2020. In July 2020, we issued unsecured senior notes for a principal amount of US$300 million which were listed in the Stock Exchange of Hong Kong Limited. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021. As of May 31, 2022, we repurchased an aggregate principal amount of US$234.4 million of the notes with a total cash consideration of US$222.0 million, the principal amount of the unsecured senior notes was US$65.6 million.
We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of May 31, 2022.

Holding Company Structure
Overview
New Oriental is a holding company with no material operations of its own. We conduct substantially all of our education business in China through contractual arrangements with the variable interest entities, and their schools and subsidiaries and shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2020, 2021 and 2022, the consolidated affiliated entities contributed in aggregate 96.5%, 99.9% and 99.6%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the variable interest entities primarily consist of the leasing of our commercial property. As of May 31, 2021 and 2022, the consolidated affiliated entities accounted for an aggregate of 68.0% and 51.9%, respectively, of our total assets, and 92.6% and 95.4%, respectively, of our total liabilities. The assets not associated with the consolidated affiliated entities primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2021 and 2022, US$612.3 million and US$864.0 million, respectively, of these assets were denominated in U.S. dollars, and US$4,500.0 million and US$2,788.4 million, respectively, of these assets were denominated in RMB and the remaining are denominated in other foreign currencies, including British pounds and Hong Kong dollars.
As a holding company, New Oriental’s ability to pay dividends and other cash distributions to its shareholders depends in part upon dividends and other distributions paid to it by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the variable interest entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2020, 2021 and 2022, the total amount of service fees payable to our PRC subsidiaries from the variable interest entities under the service agreements was US$429.8 million, US$462.6 million and US$321.9 million, respectively.
Conducting our operations through contractual arrangements with the variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of the variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”
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
Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with the variable interest entities, the earnings and cash of variable interest entities and their schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2022, the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$693.2 million, and the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$2.053 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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
C.
Research and Development, Patents and Licenses, etc.
Technology Capabilities and Infrastructure
Our continuous development in technology capabilities has contributed to our sustained success in the private education industry. We believe our strong technology capabilities enable us to deliver a superior learning experience and improve our operational efficiency. We employ experienced research and development personnel to build, maintain and upgrade our technologies and systems. We had approximately 4,000, 5,100 and 3,000 research and development personnel as of May 31, 2020, 2021 and 2022, respectively.
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

Realskill.
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
Technology Platform and Infrastructure
Our technology platform is designed to provide systems that help distinguish ourselves in the marketplace, operate cost-effectively and accommodate future growth. Our technology platform is a combination of our proprietary self-adaptive learning systems, content management systems, interactive courseware, exam platforms, computerized assessment testing systems, and big data analytics. We have been investing in infrastructure to achieve simplification of the storage and processing of large amounts of data, facilitation of the deployment and operation of large-scale programs and services, automation of much of the administration of our business, and the ability to scale both capacity and functionality and build large clusters seamlessly.
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
Intellectual Property
Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secrets laws as well as confidentiality agreements with our employees, contractors and others. As of May 31, 2022, we had 28 main works of art copyrights and 45 main software copyrights in China relating to various aspects of our operations, and 16 main trademark registrations in China, of which “
,” “
,” and “
“ have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China. Our main websites are located at
www.xdf.cn www.neworiental.org
and
www.koolearn.com.
In addition, we have registered other domain names, including including
dogwood.com.cn
,
blingabc.com
,
ileci.com
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

E.
Critical Accounting Estimates
We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Since our financial reporting process inherently relies on the use of estimates and assumptions, actual results may differ from these estimates under different assumptions or conditions.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could reasonably have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this annual report.
Impairment assessment of goodwill
Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis (May 31 for our company) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal and regulatory factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.
We first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.
Goodwill mainly relates to our pre-school education and overseas consulting services reporting unit. As of May 31, 2022, the estimated fair value of pre-school education reporting unit is US$77.3 million, which exceeds its carrying value of US$72.4 million. In determining its fair value, we considered the discounted cash flow method, or DCF, of the income approach to be more reliable than other approaches. Publicly available information regarding our market capitalization was also considered in assessing the reasonableness of the aggregate fair value of the pre-school reporting unit estimated using the income approach valuation methodology. The discounted cash flow for pre-school reporting unit was projected based on financial forecasts developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 17% and a terminal value growth rate at 2.6%.
The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.
Impairment assessment of long-term investments
Our long-term investments include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments and available-for-sale investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value.
Application of a long-term investments impairment test requires significant management judgment. When indicators of impairment exist, we make qualitative and quantitative analysis based on the factors including the investments’ financial position and future cash flows, the impact of COVID-19 and the new regulations, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value of the long-term investments.
Impairment assessment of long-lived assets other than goodwill and long-term investments
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Application of a long-lived assets impairment test requires significant management judgment. The judgment in estimating the fair value of the assets includes estimating future cash flows, or prices and other relevant information generated by market transactions, consideration of the impact of COVID-19 and the new regulations, and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value of the assets.
Fair value measurement of level 3 available-for-sale investments
Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity. Declines in the fair value of individual available-for-sale investments below their amortized cost due to credit-related factors are recognized as an allowance for credit losses, whereas if declines in the fair value is not due to credit-related factors, the loss is recorded in other comprehensive income / (loss).
The available-for-sale investments classified within Level 3 assets are valued using income approach in discounted cash flow method or market approach in back solve method. The discounted cash flow analysis and back solve method require the use of significant unobservable inputs (Level 3 inputs) which involve significant management judgment and estimation, such as revenue growth rate and weighted average cost of capital.
Income taxes and valuation allowance for deferred tax assets
We account for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, net of operating loss carry forwards and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Deferred tax assets are reduced by a valuation allowance when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.
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
Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of factors, including estimates such as projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize deferred tax assets, we would adjust the valuation allowance in the period in which such determination is made, with a corresponding increase or decrease to earnings.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	59	Executive Chairman
Chenggang Zhou	60	Director and Chief Executive Officer
Zhihui Yang	48	Executive President and Chief Financial Officer
Louis T. Hsieh	58	Director
Robin Yanhong Li	53	Independent Director
Denny Ting Bun Lee	54	Independent Director
John Zhuang Yang	67	Independent Director
Mr. Michael Minhong Yu
is the founder of our company and has served as the chairman of our board of directors since August 2001. He was also our chief executive officer from 2001 to September 2016. Mr. Yu currently serves as the chairman of the board and non-executive director of Koolearn Technology Holding Limited (HKEX: 1797). Mr. Yu also serves as Standing Committee Member of the Central Committee of the China Democratic League. Prior to founding our first school in 1993, Mr. Yu was an English instructor at Peking University from 1985 to 1991. Mr. Yu received his bachelor’s degree in English from Peking University.

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
Mr. Zhihui Yang
has served as our executive president since January 2021 and chief financial officer since April 2015. He held multiple positions since he joined our company in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Prior to joining us, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to March 2006. From August 1997 and May 2002, Mr. Yang worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.
Mr. Louis T. Hsieh
has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh currently serves as the global chief financial officer, since April 2021, and board director, since June 2021, of Hesai Technology, a global leader in 3-D Lidar solutions. Mr. Hsieh also serves as an independent director since May 2014, of JD.com Inc. (Nasdaq: JD; HKEX: 9618), a leading technology driven e-commerce company in China listed on Nasdaq and the Hong Kong Stock Exchange, and an independent director since November 2016, and chairman of the audit committee from 2016 to 2019, of Yum China Holdings, Inc. (NYSE: YUMC; HKEX: 9987), the leading operator of restaurant chains in China including KFC and Pizza Hut.. From May 2017 to October 2019, Mr. Hsieh served as the global chief financial officer of NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO), a leading electric car original equipment manufacturer. Prior to joining us in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.
Mr. Robin Yanhong Li
has served as our independent director since September 2006. Mr. Li is a co-founder of Baidu, Inc. (NASDAQ: BIDU; HKEX: 9888), a leading AI company with strong Internet foundation. Mr. Li has served as the chairman of the board of directors of Baidu since its inception in January 2000 and as its chief executive officer since February 2004. He served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as an engineer at Infoseek, a pioneer in the Internet search engine industry, and as a senior consultant for IDD Information Services. Mr. Li currently serves on the board of Trip.com, an online travel agency in China (NASDAQ: TCOM; HKEX: 9961) and iQIYI (NASDAQ: IQ). Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.
Mr. Denny Ting Bun Lee
has served as our independent director since September 2006. Mr. Lee currently also serves as the chairman of the audit committees and independent non-executive director on the boards of NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) and Jianpu Technology Inc. (NYSE: JT). From April 2002 to June 2022, Mr. Lee served as a director of NetEase, Inc., formerly known as NetEase.com, Inc., which is listed on the Nasdaq Global Select Market (NASDAQ: NTES) and the Hong Kong Stock Exchange (HKEX: 9999). He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. In addition, from August 2013 to June 2022, Mr. Lee served as independent non-executive director on the board of China Metal Resources Utilization Ltd. (HKEX: 1636), which is listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.
Dr. John Zhuang Yang
has served as our independent director since August 2007. From July 2021, he has also served as an independent director of UXIN Limited, which is a used car company listed on the Nasdaq Stock Market. Dr. Yang was Co-Dean and Professor of Management of the Beijing International MBA Program (BIMBA) at National School of Development of Peking University from 2001 to 2020. He is now Professor Emeritus of Peking University. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

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
B.
Compensation of Directors and Executive Officers
For the fiscal year ended May 31, 2022, we paid an aggregate of approximately US$6.0 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$138,625. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.
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
2016 Share Incentive Plan
We adopted our 2016 Share Incentive Plan, or the 2016 plan, in January 2016 to continue to provide incentives to employees, directors and consultants after the expiration of our 2006 plan. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 plan is 100,000,000 shares (taking into account the one-for-ten share split that took effect on March 10, 2021). The 2016 plan has a term of 10 years, unless terminated earlier. As of May 31, 2022, an aggregate of 16,495,845 non-vested equity shares remain outstanding under the 2016 Share Incentive Plan, excluding non-vested equity shares that were forfeited or cancelled after the relevant grant date.
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
The following table summarizes, as of September 16, 2022, the outstanding non-vested equity shares granted under our 2016 plan to our directors and executive officers (taking into account the one-for-ten share split that took effect on March 10, 2021).

Name	Common Shares Underlying Outstanding NES		Exercise Price (US$/ Share)	Date of Grant	Date of Vest
Michael Minhong Yu		*	†	05/14/2021	06/30/2023
		*	†	05/14/2021	06/30/2024
		*	†	09/09/2022	06/30/2023
		*	†	09/09/2022	06/30/2024
		*	†	09/09/2022	06/30/2025
Chenggang Zhou		*	†	05/14/2021	06/30/2023
		*	†	05/14/2021	06/30/2024
		*	†	09/09/2022	06/30/2023
		*	†	09/09/2022	06/30/2024
		*	†	09/09/2022	06/30/2025
Zhihui Yang		*	†	05/14/2021	06/30/2023
		*	†	05/14/2021	06/30/2024
		*	†	09/09/2022	06/30/2023
		*	†	09/09/2022	06/30/2024
		*	†	09/09/2022	06/30/2025
Louis T. Hsieh		*	†	05/14/2021	06/30/2023
		*	†	05/14/2021	06/30/2024
		*	†	09/09/2022	06/30/2023
		*	†	09/09/2022	06/30/2024
		*	†	09/09/2022	06/30/2025
Robin Yanhong Li		*	†	05/14/2021	06/30/2023
		*	†	05/14/2021	06/30/2024
		*	†	09/09/2022	06/30/2023
		*	†	09/09/2022	06/30/2024
		*	†	09/09/2022	06/30/2025
Denny Ting Bun Lee		*	†	05/14/2021	06/30/2023
		*	†	05/14/2021	06/30/2024
		*	†	09/09/2022	06/30/2023
		*	†	09/09/2022	06/30/2024
		*	†	09/09/2022	06/30/2025
John Zhuang Yang		*	†	05/14/2021	06/30/2023
		*	†	05/14/2021	06/30/2024
		*	†	09/09/2022	06/30/2023
		*	†	09/09/2022	06/30/2024
		*	†	09/09/2022	06/30/2025

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.
Koolearn Share Option Schemes
On July 13, 2018, the board of directors of Koolearn approved an employee’s share option plan, or the Kooleam Pre-IPO Share Option Scheme, under which Koolearn is authorized to issue up to 47,836,985 shares in Koolearn pursuant to awards granted to the directors, senior management, employees and contractors of Koolearn. As of May 31, 2022, options to obtain an aggregate of 35,911,985 shares in Koolearn remained outstanding under the Koolearn Pre-IPO Share Option Scheme. Options to obtain 837,500 shares in Koolearn were forfeited and no shares were cancelled in the fiscal year ended May 31, 2022.
On January 30, 2019, the board of directors of Koolearn approved an employee’s share option plan, or the Kooleam Post-IPO Share Option Scheme, under which Koolearn is authorized to issue up to 91,395,910 shares in Koolearn pursuant to awards granted to, among others, directors, employees of Koolearn or its affiliate. As of May 31, 2022, options to obtain an aggregate of 45,994,093 shares in Koolearn remained outstanding under the Koolearn Post-IPO Share Option Scheme. Options to obtain 52,837,312 shares in Koolearn shares were either forfeited or cancelled in the fiscal year ended May 31, 2022.

C.
Board Practices
Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are, or had been, our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2022, our board held meetings or passed resolutions by unanimous written consent 11 times.
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
In the fiscal year ended May 31, 2022, the audit committee held meetings or passed resolutions by unanimous written consent three times, and also approved certain other matters together with the rest of the board members twice, including the audit committee’s approval of two quarterly earnings releases, semi-annual result and annual result.
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

In the fiscal year ended May 31, 2022, the compensation committee passed resolutions by unanimous written consent once.
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
In the fiscal year ended May 31, 2022, the nominating and corporate governance committee passed resolutions by unanimous written consent once.
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
D.
Employees
We had 69,438, 88,126 and 46,653 full-time employees and 11,689, 17,086 and 6,418 contract teachers and staff as of May 31, 2020, 2021 and 2022, respectively. The decrease in the number of employees, contract teachers and staff as of May 31, 2022 was primarily due to the cessation of our K-9 Academic AST services, in order to comply with the government policies in China. We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete agreements with our key full-time employees. Our contract teachers generally enter into exclusive service agreements with us.
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
E.
Share Ownership
The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us who owns beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 16, 2022.

Shares Beneficially Owned
	Number (1)		% (2)
Directors and Executive Officers:
Michael Minhong Yu (3)	201,788,600		11.9
Chenggang Zhou		*		*
Zhihui Yang		*		*
Louis T. Hsieh		*		*
Robin Yanhong Li		*		*
Denny Ting Bun Lee		*		*
John Zhuang Yang		*		*
All Directors and Executive Officers as a Group (4)	210,247,315		12.4
Principal Shareholders:
Tigerstep Developments Limited (5)	201,385,540		11.9

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,699,375,793, being the number of common shares outstanding as of September 16, 2022 and (ii) the number of non-vested equity shares held by such person or group that will vest within 60 days after September 16, 2022.

(3)
Includes (i) 169,235,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Mr. Michael Minhong Yu and (ii) 3,255,360 ADSs (each representing ten underlying common shares), which consist of 3,215,054 ADSs held by Tigerstep Developments Limited and 40,306 ADSs held by Mr. Yu. Through a trust arrangement, Mr. Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Development Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)	Includes (i) common shares and (ii) non-vested equity shares that will vest within 60 days after September 16, 2022 held by all of our directors and senior executive officers as a group.
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
As of September 16, 2022, we had 1,699,375,793 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 70.8% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our common shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.
Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B.
Related Party Transactions
Agreements with Koolearn
Deed of Non-Competition Undertakings
On March 28, 2019, Koolearn completed its initial public offering and the listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited, or the HKEx. We issued a deed of non-competition undertakings on August 28, 2018 in favor of Koolearn with respect to the ongoing relationship between us and Koolearn after the listing of Koolearn’s securities on the HKEx. Pursuant to this deed, we undertake, among other things, not to, and procure our group entities not to, carry on engage or participate in online education services within China, except for (i) making minority investments in a business that provide online education services in China, or (ii) operating our existing Blingabc and Leci businesses with the restrictions set forth in the deed of non-competition undertakings, provided, however, if we propose to issue or transfer any equity interest in these businesses, Koolearn has the option to purchase all or any portion of the offered equity interest. The foregoing undertaking will end if Kooleam’s securities cease to be listed on HKEx or 12 months after we cease to be the controlling shareholder of Koolearn, whichever is earlier.

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
Lease Arrangements with an Affiliate
Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding China Limited, or Metropolis Holding. In March 2012, Fine Talent Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2022, 22 of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2022, we accrued a total of US$11.6 million rent to Metropolis Holding. As of May 31, 2022, amounts due from Metropolis Holding were US$3.8 million, which represented prepaid rent and rental deposit.
Loans to Related Parties
Beijing Dianshi Jingwei Technology Co., Ltd., or Dianshi Jingwei, is an equity method investee of us. The loans were initially granted in 2018 and the maturity date of the loans were extended several times and recorded as non-current assets as of May 31, 2020. The extended loans were personally guaranteed by Mr. Michael Minhong Yu, our executive chairman, and Mr. Yunhai Jia, the chief executive officer of Dianshi Jingwei. According to the loan agreements, if Dianshi Jingwei defaults on the loan payments and interests, we have the right to convert the unpaid loans into Dianshi Jingwei’s equity. The outstanding balance of US$21.0 million had been fully repaid by Dianshi Jingwei as of May 31, 2021. In October 2021, we entered into a purchase agreement with Dianshi Jingwei for the purchase of learning devices, of which US$52.4 million was recorded as cost. The remaining balance, amounting to US$20.2 million, represents prepayment made to Dianshi Jingwei as of May 31, 2022. Subsequent to May 31, 2022, we transferred our equity investment in Dianshi Jingwei to the founder of Dianshi Jingwei and ceased our business cooperation with Dianshi Jingwei.
Beijing MaxEn International Education Consulting Company Limited, or Beijing MaxEn is an equity method investee of us. As of May 31, 2022, the outstanding balance of the loans was US$40.2 million, which was fully impaired.
Transactions with Other Related Parties
During the fiscal year ended May 31, 2022, we recorded revenue in the amount of US$41 thousand from other related parties. As of May 31, 2022, we had US$2.7 million in aggregate due from other related parties and US$199 thousand in aggregate due to other related parties.
C.
Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.
Consolidated Statements and Other Financial Information
See “Item 18. “Financial Statements.”

Legal and Administrative Proceedings
From time to time, we have been and may be subject to legal or regulatory proceedings, investigations and claims incidental to the conduct of our business.
Litigation
Our company and certain of our officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the District of New Jersey:
Amy Chan v. New Oriental Education & Technology Group Inc., et al.
, Civil Action No. 16-cv-9279-KSH-CLW (filed on December 15, 2016). On May 30, 2017, the lead plaintiffs filed their first amended complaint alleging that the Company’s public filings contained material misstatements and omissions in violation of the federal securities laws. On July 31, 2017, our company filed a motion to dismiss the first amended complaint. On July 3, 2019, the court granted our company’s motion to dismiss the first amended complaint in its entirety for failure to state a claim. On August 19, 2019, the lead plaintiffs filed a second amended complaint advancing similar allegations against defendants as the first amended complaint. On September 3, 2019, our company filed a motion to dismiss the second amended complaint. On May 5, 2020, the court administratively terminated the case and all pending motions upon the parties’ notification of their intention to settle the matter. On June 4, 2021, the court granted preliminary approval of the parties’ settlement. On October 20, 2021, the court granted final approval of the settlement, in which our company agreed, among other things, to pay US$3,150,000 to resolve all claims and causes of action that arise out of or relate in any way to the allegations in this class action. With this final approval of the settlement, this securities class action against the company has been substantially resolved.
Separately, beginning in February 2022, our company and certain of our officers and directors were named as defendants in two related securities class actions filed in the United States District Court for the Southern District of New York. In June 2022, these actions were consolidated under the caption
In re New Oriental Education & Technology Group Inc. Securities Litigation
, No. 1:22-CV-01014. On September 2, 2022, Lead Plaintiff filed its amended consolidated complaint purportedly on behalf of a class of persons who purchased or acquired our company’s ADSs between October 23, 2018 and July 25, 2021, alleging that defendants’ statements contained alleged misstatements and omissions regarding our company’s business and compliance practices in violation of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Although we intend to defend against this action vigorously, this action remains in its preliminary stage, and we are unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this case.
For risks and uncertainties relating to the pending class action against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”
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
New Oriental is a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China and consulting, license and other fees paid to us by New Oriental China and its schools and subsidiaries for our cash requirements, including any debt we may incur. PRC regulations may restrict the ability of our PRC subsidiaries and New Oriental China and its schools and subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”
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
A.
Offering and Listing Details
See “—C. Markets.”
B.
Plan of Distribution
Not applicable.
C.
Markets
Our ADSs have been listed on the NYSE since September 7, 2006 and trade under the symbol “EDU.” Prior to August 18, 2011, each of our ADSs represented four common shares. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share. Our common shares have been listed on the Hong Kong Stock Exchange since November 9, 2020 under the stock code “9901.” On April 8, 2022, we effected a change in the ratio of our ADSs to common shares from one ADS representing one common share to one ADS representing ten common shares.
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
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.
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
C.
Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” or elsewhere in this annual report on Form 20-F.
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
U.S. Federal Income Taxation
The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or common shares. The following discussion applies only to U.S. Holders (as defined below) that hold our ADSs or common shares as capital assets (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law as in effect on the date of this annual report, which is subject to differing interpretations or change (possibly with retroactive effect), and there can be no assurance that the Internal Revenue Service or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or common shares.
The following discussion does not deal with the tax consequences to any particular holder or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities (including private foundations);

•	pension plans;

•	cooperatives;

•	holders that are not U.S. Holders;

•	persons whose functional currency is not the U.S. dollar;

•	real estate investment trusts;

•	regulated investment companies;

•	persons liable for minimum tax;

•	persons holding ADSs or common shares as part of a straddle, hedging, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes;

•	persons that actually or constructively own 10% or more of our stock (by vote or value);

•	persons holding ADSs or common shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation.

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
Although the law in this regard is unclear, we treat the VIES (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our combined financial statements.
Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended May 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.
Taxation of Distributions on the ADSs or Common Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions (including the amount of any PRC tax withheld) paid to you with respect to the ADSs or common shares out of our current or accumulated earnings and profits, will generally be included in your gross income as ordinary dividend income on the date actually or constructively received by the depositary, in the case of ADSs, or by you, in the case of common shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the U.S. and the PRC, (2) the non-United States corporation is not a passive foreign investment company for either its taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Although we expect our ADSs will be considered to be readily tradable on the NYSE, which is an established securities market in the U.S., there can be no assurance that our ADSs will be considered readily tradable on an established securities market in the future. Since we do not expect that our common shares will be listed on an established securities market in the U.S., it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. In the event, however, that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the U.S.—PRC income tax treaty (the “Treaty”). U.S. Holders are advised to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.
Dividends paid on our ADSs and common shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
As discussed above, we believe that we were a PFIC for the taxable year ended May 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or common shares under their particular circumstances.
Taxation of Disposition of Shares
Subject to the passive foreign investment company rules discussed below, a U.S. Holder will generally recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized for the ADS or common share and such holder’s tax basis in the ADS or common share. The gain or loss will generally be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ADS or common share for more than one year will be eligible for reduced capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits.
In the event that we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of the ADSs or common shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.
As discussed above, we believe that we were a PFIC for the taxable year ended May 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.
Passive Foreign Investment Company Rules
As discussed above, we believe that we were a PFIC for the taxable year ended May 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares, and (2) any gain realized on the sale or other disposition of ADSs or common shares. Under these PFIC rules:

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
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above, provided that such stock is “regularly traded” (as defined below) within the meaning of applicable U.S. Treasury regulations. If a U.S. Holder makes a mark-to-market election for the ADSs or common shares, such holder will generally include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or common shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, such deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or common shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss realized on the actual sale or disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. A U.S. Holder’s basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the NYSE, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the NYSE and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market election would be available to such U.S. Holder if we are a PFIC. However, there can be no assurance in this regard. Only our ADSs, and not our common shares, are listed on the NYSE. Consequently, if a U.S. Holder holds common shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are a PFIC. Because a mark-to-market election cannot technically be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If a U.S. Holder holds ADSs or common shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will generally be required to file United States Internal Revenue Service Form 8621 and such other form as is required by the United States Treasury Department. U.S. Holders are urged to consult their tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax consequences of holding and disposing of our ADSs or common shares if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$52.6 million in our interest income for the year ended May 31, 2022.
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
To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB18.84 million in the value of our U.S. dollar denominated financial assets as of May 31, 2022. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Since the commencement of our most recent fiscal year, we have received a sum of US$15 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received was recognized in other income.
Conversion between Common Shares and ADSs
Dealings and Settlement of Common Shares in Hong Kong
Our common shares trade on the Hong Kong Stock Exchange in board lots of 100 common shares following a share subdivision that took effect on March 10, 2021. Dealings in our common shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.
The transaction costs of dealings in our common shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	FRC transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

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
The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelation of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.
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
Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form F-3ASR (File Number 333-249642) and prospectus supplement filed on November 3, 2020 for our public offering of our common shares in connection with the listing on the Hong Kong Stock Exchange in November 2020. The public offering closed in November 2020. Credit Suisse (Hong Kong) Limited, Merrill Lynch (Asia Pacific) Limited, and UBS AG Hong Kong Branch, were the joint representatives of the underwriters for our public offering. We offered and sold an aggregate of 9,786,500 common shares at a public offering price of HK$1,190.00 per common share (without taking into account of the one-for-ten share split effective from March 10, 2021 and ADS ratio change from one ADS representing one common share to one ADS representing ten common shares effected on April 8, 2022), taking into account the ADSs sold upon the exercise of the over-allotment option by our underwriters. We raised US$1,482.8 million in net proceeds from our public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.
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
For the period from November 9, 2020, the closing date of our public offering, to May 31, 2022, we did not use any net proceeds from our public offering.

ITEM 15.	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2022, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2022.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2022 and has issued an attestation report set forth below.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of New Oriental Education & Technology Group Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc. and subsidiaries (the “Company”) as of May 31, 2022, based on criteria established in
Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)
. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended May 31, 2022, of the Company and our report dated September 29, 2022, expressed an unqualified opinion on those financial statements.
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
Beijing, the People’s Republic of China
September 2
9
, 2022
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Denny Ting Bun Lee, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B	CODE OF ETHICS
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

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No
. 1113),
our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Years Ended May 31,
(in thousands of US$)	2021	2022
Audit fees (1)	2,629	1,652
Audit related fees (2)	1,717	456
Tax fees (3)	31	120
All other fees	195	149

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

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023
.

As of September 16, 2022, we repurchased an aggregate of 325,000 ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us.

	Total Number of ADSs Purchased	Average Price Paid Per ADS ($)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan ($)
Period
August 1, 2022 to August 31, 2022	65,000	28.13	65,000	398,161,589.80
September 1, 2022 to September 16, 2022	260,000	26.16	260,000	391,384,190.80
Total	325,000	26.65	325,000	391,384,190.80

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS
Not applicable.

ITEM 16G	CORPORATE GOVERNANCE
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
Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders of the issuer’s fiscal year-end. Conyers Dill & Pearman, our Cayman Islands counsel, has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We revised our articles of association to comply with Rule 19C.07(4) of the Hong Kong Listing Rules in March 2021 and we will hold an annual general meeting every year for as long as our common shares remain listed on the Hong Kong Stock Exchange. The next annual general meeting is expected to be held before November 30, 2022.
Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. A copy of our corporate governance guidelines is available on our website at http://investor.neworiental.org.

ITEM 16H	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1
Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 6-K (File No. 001-32993) filed with the Commission on March 10, 2021)

2.1
Form of Registrant American Depositary Receipt (incorporated by reference to the prospectus filed with the Commission on March 10, 2021 pursuant to Rule 424(b)(1) (File No. 333-253812) under the registration statement on Form F-6 filed with the Commission on March 3, 2021)

2.2
Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 24, 2021)

2.3
Deposit Agreement, dated as of September 12, 2006, between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.2 of the Registrant’s F-3 registration statement (File No. 333-249642) filed with the Commission on October 23, 2020)

2.4
Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) to the registration statement on Form F-6/A (File No. 333-136862) filed with the Commission on June 5, 2007)

2.5
Form of Supplement and Amendment No. 2 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.6
Form of Supplement and Amendment No. 3 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.7
Form of Amendment No. 4 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(v) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-253812), filed with the Commission on April 8, 2022)

2.8
Trust Deed, dated as of July 2, 2020, between the Registrant and DB Trustees (Hong Kong) Limited (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.9
Agency Agreement, dated as of July 2, 2020, by and among the Registrant, DB Trustees (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (incorporated herein by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.10*	Description of Securities

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

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.9	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.10	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment No. 2 to the Registrant’s annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.11	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, and Amendment No. 3 dated as of September 1, 2021 by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.11 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 24, 2021)

4.12	English Translation of Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.13	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

4.14	Deed of Non-Competition Undertakings, dated as of August 28, 2018 issued by New Oriental Education & Technology Group Inc. in favor of Koolearn Technology Holding Limited (incorporated by reference to Exhibit 4.14 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.15	English Translation of Equity Pledge Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd, and its shareholders (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.16	English Translation of Exclusive Option Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its shareholders (incorporated by reference to Exhibit 4.16 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.17	English Translation of Powers of Attorney, dated as of May 10, 2018 issued by Beijing New Oriental Xuncheng Network Technology Co., Ltd and its shareholders (incorporated by reference to Exhibit 4.17 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018).

4.18	English Translation of Exclusive Management Consultancy and Cooperation Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated by reference to Exhibit 4.18 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.19	English Translation of Letters of Undertaking, dated as of May 10, 2018, issued by (j) Beijing Century Friendship Education Investment Co., Ltd. and its shareholders and (ii) each of the general partners of limited partnerships that are shareholders of Beijing New Oriental Xuncheng Network Technology Co., Ltd. to Koolearn Technology Holding Limited and Beijing Dexin Dongfang Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.20	English Translation of Supplemental Agreement, dated as of October 10, 2019, among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders, and Zhuhai Chongsheng Heli Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

4.21	English Translation of Letter of Acceptance, dated as of October 10, 2019, issued by Beijing Dongfang Youbo Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name:	Chenggang Thou
Title:	Chief Executive Officer
Date: September 29, 2022

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2021 AND 2022

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended May 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 29, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Fair value measurement of Level 3 available-for-sale investments—Refer to Notes 2 and 11 to the Financial Statements
Critical Audit Matter Description
As of May 31, 2022, the carrying value of the Company’s financial instruments measured at fair value that are classified as Level 3 amounted to US$163.0 million, which are accounted as available-for-sale investments. The available-for-sale investments classified within Level 3 are measured at fair value using the income approach or market approach.
We identified the fair value measurement of Level 3 available-for-sale investments as a critical audit matter because of the complex proprietary models and unobservable inputs management uses to estimate the fair value. This required a high degree of auditor’s judgment and an increased extent of effort, including the need to involve our fair value specialists who possess significant quantitative and modelling expertise, to audit and evaluate the appropriateness of these models and inputs.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the complex proprietary models and unobservable inputs used by management to estimate the fair value of Level 3 available-for-sale investments included the following, among others:

•
We tested the effectiveness of controls over management’s fair value estimate of Level 3 available-for-sale investments, including those related to the valuation methodology used to estimate the fair value, the key inputs used in the valuation and the mathematical accuracy of the valuation.

•	We evaluated management’s ability to appropriately estimate fair value by comparing management’s historical estimates to actual results, taking into account changes in market conditions.

•	We evaluated the consistency by which the management has applied significant unobservable valuation assumptions.

•
With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation models and key inputs used by the management in determining the fair value of the Level 3 available-for-sale investments including but not limited to the revenue growth rate and weighted average cost of capital, and tested the mathematical accuracy of the fair value calculations.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
September 29, 2022
We have served as the Company’s auditor since 2006.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2021	2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,612,211	1,148,637
Term deposits	1,214,025	1,140,066
Short-term investments	3,434,726	1,902,254
Accounts receivable, net of allowance of US$1,613 and US$1,212 as of May 31, 2021 and 2022, respectively	8,667	16,430
Inventory, net	31,175	27,925
Prepaid expenses and other current assets, net of allowance of US$215 and US$456 as of May 31, 2021 and 2022, respectively	269,233	215,402
Amounts due from related parties, current	4,118	23,245

Total current assets	6,574,155	4,473,959

Restricted cash, non-current	19,916	45,890
Property and equipment, net	865,030	402,690
Land use rights, net	13,989	3,627
Amounts due from related parties, non-current	4,157	3,365
Long-term deposits	74,796	33,409
Intangible assets, net	4,836	2,800
Goodwill, net	73,254	70,803
Long-term investments, net (including available-for-sale investment of US$224,315 and US$173,003 as of May 31, 2021 and 2022, respectively)	537,749	437,919
Deferred tax assets, non-current, net	103,587	20,038
Right-of-use assets	1,857,533	531,102
Other non-current assets	22,051	9,064

Total assets	10,151,053	6,034,666

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$36,032 and US$21,862 as of May 31, 2021 and 2022, respectively)	38,441	22,289
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$900,877 and US$499,721 as of May 31, 2021 and 2022, respectively)	908,231	510,264
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$46,248 and US$63,187 as of May 31, 2021and 2022, respectively)	84,321	75,650
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$33 and US$226 as of May 31, 2021 and 2022, respectively)	33	226
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$1,923,007 and US$927,187 as of May 31, 2021 and 2022, respectively)	1,926,386	933,062
Operating lease liabilities-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to the Company of US$501,049 and US$164,806 as of May 31, 2021 and 2022, respectively)	514,033	168,623

Total current liabilities	3,471,445	1,710,114

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$12,924 and US$19,048 as of May 31, 2021 and 2022, respectively)	13,172	19,240
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2021 and May 31, 2022, respectively)	297,631	65,394
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to the Company of US$1,333,961 and US$442,843 as of May 31, 2021 and 2022, respectively)	1,350,629	446,394

Total liabilities	5,132,877	2,241,142

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS—CONTINUED
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2021	2022
	US$	US$
Commitments and contingencies (Note 20)
Equity
Common shares (US$0.001 par value; 3,000,000,000 shares authorized as of May 31, 2021 and 2022; 1,690,082,150 and 1,696,966,183 shares issued as of May 31, 2021 and 2022; 1,690,082,150 and 1,696,966,183shares outstanding as of May 31, 2021 and 2022, respectively)	1,690	1,697
Additional paid-in capital	1,948,884	2,061,613
Statutory reserves	447,504	447,820
Retained earnings	2,253,399	1,065,362
Accumulated other comprehensive income	261,798	129,014

Total New Oriental Education & Technology Group Inc. shareholders’ equity	4,913,275	3,705,506

Non-controlling interests	104,901	88,018

Total equity	5,018,176	3,793,524

Total liabilities and equity	10,151,053	6,034,666

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2020	2021	2022
	US$	US$	US$

Net revenues
Educational programs and services	3,230,378	3,936,969	2,709,549
Books and other services	348,304	339,570	395,697

Total net revenues	3,578,682	4,276,539	3,105,246
Operating cost and expenses
Cost of revenues	(1,588,899)	(2,036,875)	(1,754,291)
Selling and marketing	(445,259)	(600,778)	(466,895)
General and administrative	(1,145,521)	(1,489,826)	(1,866,573)
Impairment loss on intangible assets and goodwill	—	(31,794)	—

Total operating cost and expenses	(3,179,679)	(4,159,273)	(4,087,759)

Operating income/(loss)	399,003	117,266	(982,513)

Other income/(expense)
Interest income	116,117	141,511	123,542
Interest expense	(4,627)	(6,747)	(4,050)
Realized gain from long-term investments	407	3,535	22,004
Impairment loss from long-term investments	(31,750)	(40,207)	(129,350)
Loss from fair value change of investments	(18,451)	(3,824)	(14,933)
Loss on deconsolidation of subsidiaries	—	—	(79,609)
Miscellaneous income, net	27,137	103,443	32,411

Income/(Loss) before income taxes and gain/(loss) from equity method investments	487,836	314,977	(1,032,498)

Provision for income taxes:
Current	(142,992)	(127,313)	(44,378)
Deferred	8,630	43,725	(91,934)

Provision for income taxes	(134,362)	(83,588)	(136,312)

Gain/(Loss) from equity method investments	1,385	(1,368)	(51,466)

Net income/(loss)	354,859	230,021	(1,220,276)

Less: Net loss attributable to non-controlling interests	(58,474)	(104,393)	(32,555)

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	413,333	334,414	(1,187,721)

Net income/(loss) per common share*(Note 18)
- Basic	0.26	0.20	(0.70)
- Diluted	0.26	0.20	(0.70)
Weighted average shares used in calculating basic and diluted net income/(loss) per common share*
- Basic	1,584,295,760	1,645,463,440	1,696,419,232
- Diluted	1,595,368,900	1,651,982,384	1,696,419,232

*	Retrospectively restated for the effect of stock split. (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)
(In thousands, except share and per share data, or otherwise noted)

	For the years ended May 31,
	2020	2021	2022
	US$	US$	US$
Net income/(loss)	354,859	230,021	(1,220,276)
Other comprehensive (loss)/ income, net of tax
Foreign currency translation adjustment	(67,529)	327,236	(118,872)
Purchase of non-controlling interests	—	59	—

Unrealized gain/(loss) on available-for-sale investments, net of tax effect of US$60, US$4,014 and US$1,316 for the years ended May 31, 2020, 2021 and 2022, respectively	(748)	27,318	(12,896)

Other comprehensive (loss)/ income, net of tax	(68,277)	354,613	(131,768)

Comprehensive income/(loss)	286,582	584,634	(1,352,044)
Comprehensive loss attributable to non-controlling interests	(58,891)	(102,445)	(31,539)

Comprehensive income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	345,473	687,079	(1,320,505)

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number*	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2019	1,578,497,140	1,588	428,959	(10)	(23,007)	305,529	1,647,627	2,360,686	164,411	2,525,097
Issuance of treasury stock and common shares for Non-vested Equity Shares(“NES”)	6,903,660	—	(7)	7	—	—	—	—	—	—
Share-based compensation expenses	—	—	41,326	—	—	—	—	41,326	20,731	62,057
Exercise of share options in Koolearn Technology Holding Limited (“Koolearn Holding”)	—	—	—	—	—	—	—	—	3,629	3,629
Transfer to statutory reserves	—	—	—	—	—	74,549	(74,549)	—	—	—
Net income	—	—	—	—	—	—	413,333	413,333	(58,474)	354,859
Foreign currency translation adjustment	—	—	—	—	(67,112)	—	—	(67,112)	(417)	(67,529)
Unrealized loss on available-for-sale investments, net of tax effect of US$60	—	—	—	—	(748)	—	—	(748)	—	(748)
Purchase of non-controlling interests	—	—	(20,045)	—	—	—	—	(20,045)	6,675	(13,370)
Share option gain	—	—	5,752	—	—	—	—	5,752	—	5,752
Capital contribution from non-controlling interests	—	—	103	—	—	—	—	103	(39)	64

Balance as of May 31, 2020	1,585,400,800	1,588	456,088	(3)	(90,867)	380,078	1,986,411	2,733,295	136,516	2,869,811

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive (loss)/income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number*	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2020	1,585,400,800	1,588	456,088	(3)	(90,867)	380,078	1,986,411	2,733,295	136,516	2,869,811
Issuance of treasury stock and common shares for NES	5,706,350	3	(6)	3	—	—	—	—	—	—
Vested NES	1,110,000	1	(1)	—	—	—	—	—	—	—
HK initial public offering, net of issuance cost	97,865,000	98	1,482,670	—	—	—	—	1,482,768	—	1,482,768
Share-based compensation expenses	—	—	29,353	—	—	—	—	29,353	39,527	68,880
Exercise of share options in Koolearn Holding	—	—	—	—	—	—	—	—	1,929	1,929
Transfer to statutory reserves	—	—	—	—	—	67,426	(67,426)	—	—	—
Net income	—	—	—	—	—	—	334,414	334,414	(104,393)	230,021
Foreign currency translation adjustment	—	—	—	—	325,288	—	—	325,288	1,948	327,236
Unrealized gain on available-for-sale investments, net of tax effect of US$4,014	—	—	—	—	27,318	—	—	27,318	—	27,318
Purchase of non-controlling interests	—	—	(19,092)	—	59	—	—	(19,033)	(626)	(19,659)
Shares issuance of Koolearn Holdings	—	—	(128)	—	—	—	—	(128)	30,000	29,872

Balance as of May 31, 2021	1,690,082,150	1,690	1,948,884	—	261,798	447,504	2,253,399	4,913,275	104,901	5,018,176

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number*	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2021	1,690,082,150	1,690	1,948,884	261,798	447,504	2,253,399	4,913,275	104,901	5,018,176
Vested NES	6,884,033	7	(7)	—	—	—	—	—	—
Share-based compensation expenses	—	—	118,487	—	—	—	118,487	14,481	132,968
Exercise of share options in Koolearn Holding	—	—	—	—	—	—	—	175	175
Transfer to statutory reserves	—	—	—	—	316	(316)	—	—	—
Net loss	—	—	—	—	—	(1,187,721)	(1,187,721)	(32,555)	(1,220,276)
Foreign currency translation adjustment	—	—	—	(119,888)	—	—	(119,888)	1,016	(118,872)
Unrealized loss on available-for-sale investments, net of tax effect of US$1,316	—	—	—	(12,896)	—	—	(12,896)	—	(12,896)
Loss on sales of restricted shares	—	—	(5,751)	—	—	—	(5,751)	—	(5,751)

Balance as of May 31, 2022	1,696,966,183	1,697	2,061,613	129,014	447,820	1,065,362	3,705,506	88,018	3,793,524

*	Retrospectively restated for the effect of stock split. (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the years ended May 31,
	2020	2021	2022
	US$	US$	US$
Cash flows from operating activities
Net income/(loss)	354,859	230,021	(1,220,276)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities
Depreciation of property and equipment	146,310	225,657	192,291
Amortization of intangible assets	4,530	4,524	1,933
Amortization of land use rights	162	262	205
Loss on disposal of property and equipment	4,866	5,380	—
Loss on deconsolidation of subsidiaries	—	—	79,609
Goodwill impairment	—	28,858	—
Impairment loss from intangible assets	—	2,936	—
Impairment loss from long-term investments	31,750	40,207	129,350
Impairment loss from other long-lived assets	—	33,769	435,662
Realized gain from long-term investments	(407)	(3,535)	(22,004)
Loss from fair value change of investments	18,451	3,824	14,933
Share-based compensation expenses	62,057	68,880	132,968
Allowance for doubtful accounts	329	3,106	(81)
(Gain)/Loss from equity method investments	(1,385)	1,368	51,466
Deferred income taxes	(8,566)	(44,644)	89,565
Amortization of discounts and issuance costs of the unsecured senior notes	—	548	465
Gain from extinguishment of debt	—	—	(12,579)
Changes in operating assets and liabilities
Accounts receivable	(1,422)	(4,627)	(8,113)
Inventory	(3,278)	3,752	1,820
Prepaid expenses and other current assets	(40,713)	(15,229)	42,144
Amounts due from related parties	14,106	(661)	(22,918)
Long-term deposits	(14,266)	(5,020)	23,007
Long-term prepaid rents	658	—	—
Operating lease right-of-use assets	(170,871)	(252,297)	1,268,055
Accounts payable	82	12,809	(15,122)
Accrued expenses and other current liabilities	63,667	122,147	(315,830)
Income taxes payable	56,372	33,533	2,179
Amounts due to related parties	1,152	(1,667)	3,713
Deferred revenue	61,930	420,340	(925,048)
Operating lease liabilities	224,082	215,844	(1,207,847)

Net cash provided by/(used in) operating activities	804,455	1,130,085	(1,280,453)

Cash flows from investing activities
Purchase of term deposits	(249,048)	(1,203,630)	(360,633)
Proceeds from maturity of term deposits	69,740	296,077	307,722
Payments for short-term investments	(2,964,402)	(4,253,957)	(540,834)
Proceeds from maturity of short-term investments	2,248,486	3,452,642	2,040,999
Purchase of property and equipment	(309,548)	(429,197)	(150,738)
Proceeds from disposal of property and equipment	24,477	45,392	5,387
Payments for long-term investments	(92,087)	(106,965)	(82,082)
Proceeds from disposal of long-term investments	8,480	24,623	12,350
Business acquisitions, net of cash acquired of US$1,419, US$430 and nil for the years ended May 31, 2020, 2021 and 2022, respectively (Note 3)	1,073	(12,701)	—
Purchase of land use rights	—	(7,151)	—
Proceeds from disposal of land use rights		—	4,990
Loans provided to related parties	(7,128)	(10,486)	(41,226)
Repayment of loan provided to related parties	712	27,714	6,510
Disposal of subsidiaries, net of cash disposed of US$665, nil and nil for the years ended May 31, 2020, 2021 and 2022, respectively	12,875	—	—
Deconsolidation of subsidiaries	—	—	(33,913)

Net cash (used in)/ provided by investing activities	(1,256,370)	(2,177,639)	1,168,532

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS—CONTINUED
(All amounts in thousands)

	For the years ended May 31,
	2020	2021	2022
	US$	US$	US$
Cash flows from financing activities
Net proceeds from HK initial public offering	—	1,482,768	—
Proceeds from issuances of common shares upon exercise of share options	3,629	1,929	175
Cash paid for employees’ individual income taxes on withheld shares from exercise of NES	(9,853)	(16,168)	(7,956)
Payments made after a business combination	(18,332)	(1,741)	—
Repayment of long-term debt	—	(120,000)	—
Proceeds from long-term loan	20,000	297,083	—
Repurchase of unsecured senior notes	—	—	(221,997)
Share issuances of Koolearn Holdings	—	29,872	—
Purchase of non-controlling interests	(13,370)	(19,659)	—
Other financing activities	64	—	(1,080)

Net cash provided by/(used in) financing activities	(17,862)	1,654,084	(230,858)

Effects of exchange rate changes	(29,026)	106,173	(94,821)

Net change in cash, cash equivalents and restricted cash	(498,803)	712,703	(437,600)
Cash, cash equivalents and restricted cash at beginning of year	1,418,227	919,424	1,632,127

Cash, cash equivalents and restricted cash at end of year	919,424	1,632,127	1,194,527

Supplement disclosure of cash flow information:
Income taxes paid	135,678	144,377	53,049
Interests paid	4,665	4,219	5,048
Non-cash investing and financing activities
Payable for investments and acquisitions	3,917	6,536	1,097
Payable for purchase of property and equipment	65,335	79,132	27,240
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2021 AND 2022
(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIE S
New Oriental Education & Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands. The Company, its consolidated subsidiaries, its variable interest entities (the “VIEs”) and the VIEs’ subsidiaries and schools are collectively referred to as the “Group”.
The Group provides educational services in the People’s Republic of China (the “PRC”) primarily under the “New Oriental” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of educational services and test preparation courses, online education and other services, overseas study consulting services, educational material and distribution, and others.
On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council of the PRC jointly issued the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (compulsory education includes primary school education of six years and middle school education of three years, together as the “Compulsory Stage Education”)” (the “Opinion”). The key provisions of the Opinion include, but are not limited to: (i) institutions providing after-school tutoring (the “AST”) services on academic subjects in relation to the Compulsory Stage Education (“Academic AST Institutions”) are required to be registered as non-profit
organization, (ii) Academic AST Institutions providing online tutoring services are required to make an application to renew their operating permit in order to maintain the internet content provider license (the “ICP License”); (iii) foreign investors shall not control or hold interest in Academic AST Institutions by means of direct investment, merger and acquisition, franchise or contractual arrangements; and (iv) certain restrictions on timing and fee of academic AST services.
On September 7, 2021, to implement the Opinion, the Chinese Ministry of Education (the “MOE”) published on its website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit
by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.
In compliance with the Opinion and applicable rules, regulations and measures, the Company decided in November 2021 to cease offering services relating to academic subjects to students from kindergarten through grade nine (“K-9 Academic AST Services”) in the mainland of China by the end of December 2021. The revenues from offering K-9 Academic AST Services accounted for a significant portion of the Company’s total revenues for the years ended May 31, 2020, 2021 and 2022. The Company continued to provide academic services to non K-9 students and non-academic services under the guidance from relevant government authorities. The Company also early terminated certain leased office spaces and learning centers and disposed relevant leasehold improvements and electronic equipment due to the downsized capacity relating to the cessation of K-9 Academic AST Services in mainland China for the year ended May 31, 2022, which are disclosed in Note 6 and 13.
On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, which became effective on September 1, 2021, or the Amended Implementation Rules. Under the Amended Implementation Rules, the private schools providing compulsory education are prohibited from being controlled through contractual arrangement and conducting transactions with its related parties. As a result, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude

Beijing Changping New Oriental Bilingual School (“Changping School”) and Beijing New Oriental Yangzhou Foreign Language School (“Yangzhou School”) from such agreement. On August 31, 2021, the Company ceased its ability to use its power under the contractual arrangements to direct the relevant activities that would most significantly affect the economic performance of the Company’s private schools due to implications of the Amended Implementation Rules. Accordingly, the Company deconsolidated Changping School and Yangzhou School, two private schools that provided compulsory education, in September 2021 in compliance with the Amended Implementation Rules. A deconsolidation loss of US$79,609, the carrying amount of the net assets of the schools, was recognized in “Loss on deconsolidation of subsidiaries” on its consolidated financial statements for the year ended May 31, 2022. The deconsolidation of Changping School and Yangzhou School did not meet the definition of a discontinued operation per ASC Subtopic 205-20,
Presentation of Financial Statements—Discontinued Operations
, as the deconsolidation did not represent a shift in strategy nor had a major impact to the Group’s operation and financial results.
As of May 31, 2022, details of the Company’s major subsidiaries, its VIEs and the VIEs’ major subsidiaries and schools were as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational technology and management services
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational consulting
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
Koolearn Holding	February 7, 2018	Cayman Islands	55.68%	Online education and other services
New Oriental Xuncheng Technology (HK) Limited (“Koolearn Tech”)	March 2, 2018	Hong Kong	55.68%	Investment holding
Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”)	March 21, 2018	PRC	55.68%	Software and technology services
VIEs of the Company:
New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	Online education
Major subsidiaries and schools of the VIEs:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language training and test preparation
Wuhan New Oriental Training School	April 28, 2002	PRC	N/A	Language training and test preparation
Xi’an Yanta District New Oriental School	November 26, 2002	PRC	N/A	Language training and test preparation
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language training and test preparation
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language training and test preparation
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood”)	May 16, 2003	PRC	N/A	Educational material and content development and distribution
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Oversea study consulting service

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
VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries
The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into the following contractual arrangements with New Oriental China, New Oriental China’s subsidiaries and schools and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, (2) receive substantially all of the economic benefits of the VIEs that could be significant to the VIEs and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by the PRC law, or request the existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by the Company at any time in the Company’s discretion. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the exclusive option agreement provide it with the substantive kick-out
rights. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under the PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement.
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

(iv)	Sale of educational software agreements. The WFOEs entered into agreements whereby the WFOEs sell various self-developed educational software to the subsidiaries or schools of New Oriental China.
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
On October 10, 2019, Dexin Dongfang and Zhuhai Chongsheng Heli Network Technology Co., Ltd. (“Zhuhai Chongsheng”), a wholly-owned PRC subsidiary of Koolearn Holding entered into a supplemental agreement with Xuncheng and its subsidiaries and all of its shareholders. Pursuant to the supplemental agreement, Zhuhai Chongsheng joined as a party to the contractual agreements between Dexin Dongfang, Xuncheng and its subsidiaries and shareholders and assumed the same rights and shared the same obligations of Dexin Dongfang under the contractual agreements.

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
On January 12, 2022, Beijing Xinyuanfang Human Resource Service Co., Ltd. and Dongfang Youxuan (Beijing) Technology Co., Ltd., each as a subsidiary of Beijing Xuncheng, executed a letter of acceptance whereby each assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the exclusive management consultancy and business cooperation agreement.
Risks in relation to the VIE structure
The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable as of May 31, 2022. However, the uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

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
Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is one of the beneficial shareholders of the Company, holding 11.9% of the total common shares outstanding as of May 31, 2022. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and the chairman of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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
The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and the VIEs in the Group:

	As of May 31
	2021	2022
	US$	US$
Total current assets	3,695,432	1,909,663
Total non-current assets	3,207,820	1,221,847

Total assets	6,903,252	3,131,510

Total current liabilities	3,407,246	1,676,989
Total non-current liabilities	1,346,885	461,891

Total liabilities	4,754,131	2,138,880

	For the years ended May 31,
	2020	2021	2022
	US$	US$	US$
Net revenues	3,453,555	4,270,169	3,093,340
Net income/ (loss)	575,210	663,099	(1,116,151)
The following are cashflows of the VIEs and VIEs’ subsidiaries for the years ended May 31, 2020, 2021 and 2022:

	For the years ended May 31
	2020	2021	2022
	US$	US$	US$
Net cash provided by/(used in) operating activities	675,015	1,046,695	(1,517,697)
Net cash (used in)/provided by investing activities	(780,310)	(789,120)	1,174,720
Net cash (used in)/provided by financing activities	(45,188)	(16,658)	155,451
For the years ended May 31, 2020, 2021 and 2022, for all of the VIEs and VIEs’ subsidiaries, excluding inter-company transactions:

(1)	the cash provided by operating activities was US$1,112,827 and US$1,420,383 , respectively, and the cash used in operating activities was US$1,227,712;
(2)	the cash used in investing activities was US$ 780,310 and US$ 789,120 , respectively, and the cash provided by investing activities was US$ 1,174,720;
(3)	the cash used in financing activities was US$ 45,188, US$ 16,658 and nil , respectively.
The VIEs
contributed an aggregate of 96.5%, 99.9% and 99.6% of the consolidated net revenues for the years ended May 31, 2020, 2021 and 2022, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of May 31, 2021 and 2022, the VIEs accounted for an aggregate of 68.0% and 51.9%, respectively, of the consolidated total assets, and 92.6%, and 95.4%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.
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
Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 25 for disclosure of restricted net assets.

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
Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income or loss, total assets and liabilities, shareholders’ equity, or cash flows as previously reported.
Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenues and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the purchase price allocation relating to business acquisitions, the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment, impairment of goodwill, intangible assets, long-lived assets and long-term investments, fair value assessment of long-term investments, refund liability, discount rate for leases and allowance for credit losses. Actual results could differ from those estimates.
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
Short-term investments
The Group’s short-term investments include held-to-maturity investments and trading securities. The Group’s short-term held-to-maturity
investments are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs. The Group reviews its investments in held-to-maturity
investments for impairment periodically, recognizing an allowance, if any, by applying an estimated loss rate. The Group considers available evidence in evaluating the potential impairment of its investments in held-to-maturity
investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity
investments. The allowance for credit losses was nil and nil for the years ended May 31, 2021 and 2022, respectively.
The Group’s trading securities are comprised of money market funds that are acquired and held principally for the purpose of selling them in the near term. The fair value change gains or losses are recorded in the consolidated statements of operations.
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
Land use rights, net
Land use rights are recorded at cost less accumulated amortization and amortized on a straight-line basis over the remaining term of the land certificates, from 38.5 years to 50 years.
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
Goodwill, net
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group’s goodwill as of May 31, 2021 and 2022 relates to its acquisition of certain kindergartens and schools.
Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis (May 31 for the Group) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal and regulatory factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.
The Group first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.
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
held-to-maturity
investments.
Available-for-sale
investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive income or loss. Realized gains or losses on the sales of these securities are recognized in the consolidated statements of operations.
The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income or loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit
related is recorded in accumulated other comprehensive income as a component of shareholders’ equity.
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
pandemic, the VAT on certain services was temporarily exempted from January 2020 to March 2021. As a result, the Group’s educational services were not subject to any VAT from January 1, 2020 to March 31, 2021. The VAT exemption was accounted for in a similar manner as government subsidies.
Revenue recognition
Revenues are recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.
The Group generates substantially all of its revenues through educational programs and services with individual students in the PRC. In addition, the Group generates revenues from other services and the sales of books, which were insignificant for the years ended May 31, 2020, 2021 and 2022. The Group’s revenues are reported net of VAT and surcharges.
The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services
The educational programs and services consist of educational services and test preparation courses and online education and other services. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fee is generally collected in advance and is initially recorded as deferred revenue. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those unearned portion of the fee is available to be returned. Historically, the Group has not had material refunds.

The Group recognizes revenues from the educational programs and services proportionately when the services are delivered. For the years ended May 31, 2020, 2021 and 2022, US$3,040,741, US$3,667,270 and US$ 2,535,318
, respectively, of revenues of educational programs and services were derived from educational services and test preparation courses, and the remaining amount was derived from other segments.

(b)	Books and other services
Other service revenues are primarily derived from consulting services to students regarding overseas studies, educational materials and distributions, and others. Revenues are recognized when promised services are delivered to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services. Each contract includes certain milestones and each of the milestones is considered a single performance obligation which is satisfied at the point of time when each of the milestone is reached. The Group estimates the variable consideration to be earned and recognizes revenues related to each milestone when the related milestone is achieved. The Group sells books or other educational materials developed or licensed by the Group either through its own distribution channels or through third party distributors. Revenues are recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods. All revenues of books and other services were derived from other segments.
The Group’s contract assets consist of accounts receivable. The balance of contract assets amounted to US$8,667 and US$ 16,430 as of May 31, 2021 and 2022, respectively. The Group’s contract liabilities mainly consist of prepayments from customers (deferred revenue), with a balance of US$1,926,386 and US$ 933,062 as of May 31, 2021 and 2022, respectively.
Substantially all contract liabilities at the beginning of the year ended May 31, 2021 were recognized as revenues during the year ended May 31, 2022 and substantially all contract liabilities as of May 31, 2022 are expected to be realized in the following year. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.
Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of May 31, 2021 and 2022, refund liability amounted to US$164,353 and US$95,398, respectively, and are included in accrued expenses and other current liabilities.
Operating leases
The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheets as ROU assets and operating lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group accounts for the lease and non-lease
components separately. Lastly, the Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease ROU assets or operating lease liabilities.
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

Advertising costs
The Group expenses advertising costs as they are incurred. Total advertising expenses were US$105,538, US$77,704 and US$43,520 for the years ended May 31, 2020, 2021 and 2022, respectively, and have been included as part of selling and marketing expenses.
Government subsidies
The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$43,476, US$109,294 and US$9,170 for the years ended May 31, 2020, 2021 and 2022, respectively.
Foreign currency translation
The Company’s functional and reporting currency is the United States dollars (“U.S. dollars”). The financial records of the Company’s subsidiaries, the VIEs, the VIEs’ subsidiaries and schools located in the PRC are maintained in Renminbi (“RMB”), which is the functional currency of these entities. The financial records of the Company’s subsidiaries located in Hong Kong are maintained in U.S. dollars, which is the functional currency of these entities. The financial records of the Company’s subsidiaries located overseas are maintained in their local currencies.
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
For translating to the functional currency of the Company, assets and liabilities are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gain and loss are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and the consolidated statements of comprehensive income/ (loss).
Foreign currency risk
RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$1,065,233 and US$956,476 as of May 31, 2021 and 2022, respectively.
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
Fair value of financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, short-term investments, accounts receivable, amounts due from/to related parties, available-for-sale
investments, equity security with/without readily determinable fair values, accounts payable and unsecured senior notes. The Group carries its available-for-sale
investments and equity securities with readily determinable fair values at fair value and carries its equity securities without readily determinable fair values at cost, less impairment, plus or minus observable price changes in a similar transaction.
The carrying amounts of other financial instruments except for unsecured senior notes approximate their fair values due to the short-term maturities of these instruments. The estimated fair value of the Group’s unsecured senior notes as of May 31, 2022 approximated US$62,748, and represented a level 2 measurement.
Net income/ (loss) per share
Basic net income or loss per share is computed by dividing net income or loss attributable to the holders of common shares by the weighted average number of common shares outstanding during the year. Diluted net income or loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income or loss per share in years when their effect would be anti-dilutive. The Group has share options and NES which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income or loss per share, the effect of the share options and NES is computed using the treasury stock method.
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
Comprehensive income/ (loss)
Comprehensive income/ (loss) includes net income/ (loss), unrealized gain/ (loss) on available-for-sale
investments and foreign currency translation adjustment. Comprehensive income/ (loss) is reported in the consolidated statements of comprehensive income/ (loss).

Share-based compensation
Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expenses net of forfeitures on a straight-line basis over the requisite service period, with a corresponding addition to the additional paid-in
capital. The Group uses the binomial option pricing model to measure the fair value of options granted, and the quoted market price of the common shares or the fair value of underlying ordinary shares of Koolearn Holding before its Initial Public Offering (“IPO”) by using the discounted cash flow method, to measure the fair value of options and NES granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise an option over the life of the option, as affected by the reality of changing stock prices and non-constant
risk free rates, would better reflect the measurement objective of relevant accounting literature.
The amount of compensation expenses recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. Forfeitures are recognized as they occur. Compensation expenses related to modified stock options are measured based on the fair value for the awards as of the modification date. The incremental share-based compensations for the vested portion is recognized immediately and the incremental portion of share-based for the unvested portion is recognized over the remaining vesting period of the awards.
Concentration of credit risk
Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of May 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in the fiscal years 2021 and 2022, respectively.
Recent accounting pronouncements adopted
In January 2020, the FASB issued ASU
2020-01,
Investments—Equity Securities (Topic 321),
Investments—Equity Method and Joint Ventures (Topic 323)
, which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for the fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group adopted this new standard beginning June 1, 2021 with no material impact on its consolidated financial statements.
Recently issued accounting pronouncements not yet adopted
In October 2021, the FASB issued ASU
2021-08,
Business Combinations (Topic 805), Accounting for Contract Assets and Contract
Liabilities
from Contracts with Customers, which the amendments in this Update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606.The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination. The ASU is effective for the fiscal year beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group is currently evaluating the impact of this update on its consolidated financial statements.

3.	BUSINESS ACQUISITIONS
Business acquisition in
the
fiscal year 2020:
For
the year ended May 31, 2020, the Group made a business acquisition for a total consideration of US$1,153. The Group paid an amount of US$346 based on the payment schedule during the year ended May 31, 2020 and paid the remaining amount for
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
Pro forma financial information is not presented for the business acquisition in the fiscal year 2020 as it is immaterial to the reported results.
Business acquisition in the fiscal year 2021:
For
the year ended May 31, 2021, the Group made several business acquisitions, which were both individually and in aggregate insignificant. The total cash consideration of these other business acquisitions amounted to US$15,201, in which US$13,131 and nil had been paid for
the years ended May 31, 2021 and 2022, respectively. The cash and cash equivalents, intangible assets and goodwill acquired from these business acquisitions were US$430, US$2,085 and US$13,420, respectively. The purchase price allocations were determined by the Group with assistance of an independent appraiser.
Pro forma financial information is not presented for the business acquisition in the
fiscal year 2021 as it is immaterial to the reported results.

4.	SHORT-TERM INVESTMENTS
Short-term investments consisted of the following:

	As of May 31,
	2021	2022
	US$	US$
Held-to-maturity investments	3,434,726	1,831,652
Trading securities	—	70,602

	3,434,726	1,902,254

Short-term investments mainly consist of various financial products purchased from Chinese banks, trusts and money market funds. The financial products and trusts are classified as held-to-maturity
investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from one month to less than one year, with variable interest rates. The money market funds are classified as trading securities as they are held principally for the purpose of selling in the near term. The trading securities are valued at their daily closing price in active markets.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets, net, consisted of the following:

	As of May 31,
	2021	2022
	US$	US$
Advances to suppliers	60,231	60,018
Receivable from third parties’ platforms	46,789	40,620
Interest receivables	51,249	33,459
Rental deposits	24,700	17,921
Staff advances (a)	34,611	17,564
Prepaid rents (b)	20,152	14,785
VAT recoverable	7,887	12,174
Prepaid advertising fees	7,067	5,155
Deposits of advertising and decoration	1,222	1,719
Others (c)	15,540	12,443

	269,448	215,858
Less: allowance for other receivables	(215)	(456)

	269,233	215,402

(a)	Staff advances were provided to staff for travelling and business related use and are expensed as incurred.
(b)	Prepaid rents represent the prepayment of rent related to leases less than 12 months.
(c)	Others primarily included prepaid maintenance fees, other receivables and other miscellaneous prepayments.

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consisted of the following:

	As of May 31,
	2021	2022
	US$	US$
Buildings	205,292	166,238
Transportation equipment	8,302	6,127
Furniture and education equipment	279,751	144,342
Computer equipment and software	145,216	111,471
Leasehold improvements	839,150	341,019
Construction in progress	63,060	37,607

	1,540,771	806,804
Less: accumulated depreciation	(609,768)	(379,445)
Less: accumulated impairment loss	(29,541)	(9,385)
Exchange differences	(36,432)	(15,284)

	865,030	402,690

Depreciation expenses for the years ended May 31, 2020, 2021 and 2022 were US$146,310, US$225,657 and US$192,291, respectively. For the year ended May 31, 2022,

US$368,602
impairment loss was recorded for certain property and equipment. Additionally, leasehold improvements of certain learning centers and offices accumulated impairment amounting to

US$388,758
was written off along with the underlying property and equipment and leasehold improvements which were disposed or fully impaired during fiscal year 2022. The above resulted from the downsizing of learning centers as result of regulatory changes and the cessation of K-9 Academic AST Services in the mainland of China.

7.	LAND USE RIGHTS, NET
Land use rights, net, consisted of the following:

	As of May 31,
	2021	2022
	US$	US$
Land use rights	16,121	4,083
Less: accumulated amortization	(2,104)	(474)
Exchange differences	(28)	18

Land use rights, net	13,989	3,627

Amortization expenses for land use rights for the years ended May 31, 2020, 2021 and 2022 were US$162, US$262 and US$205, respectively. The Group expects to recognize US$91 in amortization expense for each of the next five years and US$3,172 thereafter.

8.	INTANGIBLE ASSETS, NET
Intangible assets, net, consisted of the following:

	As of May 31,
	2021	2022
	US$	US$
Intangible assets with indefinite lives:
Trademark	257	245
Intangible assets with finite lives:
Trademark	9,064	8,760
Courseware	130	124
Student base	13,358	12,824
Favorable lease	737	703
License	415	415

	23,961	23,071

Less: accumulated amortization	(18,039)	(19,972)
Exchange differences	(1,086)	(299)

	4,836	2,800

Amortization expenses for the intangible assets for the years ended May 31, 2020, 2021 and 2022, were US$4,530, US$4,524 and US$1,933, respectively. As of May 31, 2022, the Group expects to recognize amortization expenses of US$1,309, US$625, US$237, US$204, and US$112, for the next five years, respectively, and US$68 thereafter.
The Group recorded an impairment of nil, US$2,936 and nil for the years ended May 31, 2020, 2021 and 2022, respectively.

9.	GOODWILL, NET
Goodwill, net, consisted of the following:

	As of May 31,
	2021	2022
	US$	US$
Beginning balance	87,293	109,039
Acquisition	13,420	—
Exchange differences	8,326	(2,451)

Ending balance	109,039	106,588
Accumulated impairment	(35,785)	(35,785)

Goodwill, net	73,254	70,803

The Group performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. In its goodwill impairment assessment, the Group concluded that the carrying amounts of certain reporting units exceeded their implied fair values and recorded the impairment losses of nil, US$28,858 and nil for the years ended May 31, 2020, 2021 and 2022, respectively. The Group determined the fair value of the reporting units by using the income approach with significant unobservable inputs.
 As of May 31, 2022, the balance of goodwill mainly relates to the Group’s pre-school education and overseas consulting services reporting unit.

10.	LONG-TERM INVESTMENTS, NET
Long-term investments, net, consisted of the following:

	As of May 31,
	2021	2022
	US$	US$
Equity securities with readily determinable fair value:
Sunlands Online Education Group (“Sunlands”) (a)	15,939	5,472
Other investments	8,479	2,089

Subtotal	24,418	7,561
Equity securities without readily determinable fair value:
Tibet Tianli Education and Technology Co., Ltd (“Tibet Tianli”) (b)	27,327	16,217
EEO Education Technology Co., Ltd. (“EEO”) (c)	9,312	9,312
Other investments (d)	50,541	27,776

Subtotal	87,180	53,305
Equity method investments:
New Oriental Education and Culture Industry Fund (Zhangjiagang) Partnership (Limited Partnership) (“Education Industry Fund”) (e)	86,512	74,530
VM EDU Fund I, L.P.(f)	77,727	67,324
Other investments (g)	37,597	62,196

Subtotal	201,836	204,050
Available-for-sale investments:
Shanghai Golden Education & Training Co., Ltd. (“Golden Finance”) (h)	83,188	82,972
Happy_seed (Cayman) Ltd. (“Happy Seed”) (i)	19,050	20,515
Tianjin Uhozz Internet Technology Co., Ltd (“Uhozz”) (j)	16,900	17,510
Other available-for-sale investments (k)	105,177	52,006
Subtotal	224,315	173,003

	537,749	437,919

(a)
In January 2016, the Group invested US$12,310 in Sunlands, a company engaged in online education specific to vocational qualification training, and obtained the convertible bonds. In July 2016, the Group converted all of the convertible bonds into redeemable preferred shares of Sunlands for a 4.9% equity interests. Additionally, the Group also invested an additional US$12,205 redeemable preferred shares for another 4.9% equity interests in Sunlands during July 2016. Subsequent to the additional investment, the Group holds 9.8% equity interest in Sunlands.

On March 23, 2018, Sunlands was listed in the New York Stock Exchange Market and the Group invested an additional US$10,000 and held 8% in aggregate equity interests in Sunlands.
For the years ended May 31, 2020, 2021 and 2022, the stock price of Sunlands declined, and losses of US$16,362, US$5,501 and US$10,467 were recorded in loss from fair value change of long-term investments on the Group’s consolidated statements of operations, respectively.

(b)
In December 2018, the Group invested 5% equity interests in Tibet Tianli, a company engaged in developing educational products. In April 2020 and December 2020, the Group further subscribed 5% and 11% equity interests, respectively. The Group accounted for the investment as equity securities without readily determinable fair value as Tibet Tianli is a private company without readily determinable fair value. As of May 31, 2022 the Group holds 18.31% of the total equity interests in Tibet Tianli. The Group recorded nil, nil and US$10,137 impairment loss for
the years ended May 31, 2020, 2021 and 2022, respectively.

(c)
In April 2017, the Group acquired 10% equity interests in EEO, a company engaged in the business of developing on-line
classroom product. The Group accounted for the investment as equity securities without readily determinable fair value as EEO is a private company without readily determinable fair value
. For the years ended May 31, 2020, 2021 and 2022, no impairment loss was recorded from this investment.

(d)
The Group holds several insignificant investments in third-party private companies and has no ability to exercise significant influence over the investees. Those investments were accounted using the measurement alternative when there is no readily determinable fair value for the investments. The Group recorded US$ 9,096, US$12,532 and US$24,354 impairment loss on these investments
f
or
 the years ended May 31, 2020, 2021 and 2022, respectively.

(e)
In July 2018, Education Industry Fund was established with the total committed capital of US$224,000. There are two general partners in the fund, which include an entity invested by Mr. Yu and an unrelated third party. The Group participates in Education Industry Fund as a limited partner and invested US$74,530 in Education Industry Fund as of May 31, 2022. The Group accounts for the investment under the equity method in accordance with ASC 323, Equity Method of Accounting (“ASC 323”) because the Group is a limited partner and owns 36.3% interest in Education Industry Fund.

(f)
In June 2019, VM EDU Fund I, LP, a market-driven investment entity, was established with a total committed capital of US$100,000. The Group participates in VM EDU Fund I, LP as a limited partner and invested US$67,324 in VM EDU Fund I, LP as of May 31, 2022. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and owns 49.69% interest in VM EDU Fund I, LP.

(g)
The Group holds from 6.86% to 50.0% equity interests in other 14 third-party companies through investments in their common shares or in-substance
common shares. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. For the years ended May 31, 2020, 2021 and 2022, the Group recorded impairment loss of nil, nil and US$ 48,417, respectively.

(h)
In April 2015, the Group invested 9.75% equity interests in Golden Finance, a company engaged in training program business associated with finance and business management. In November 2015, the Group further subscribed 9.75% equity interests.
For
the year ended May 31, 2019, the Group disposed of 7.2% equity interests in Golden Finance for
a

total consideration of US$33,156. The Group accounts for the investment as available-for-sale
investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured at fair value.

(i)
In August 2019, the Group invested 6.42% equity interests in Happy Seed, a company engaged in cultivating logical thinking skill. In September 2020, the Group further subscribed additional 1.57% equity interests. The Group accounts for the investment as available-for-sale
investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured at fair value.

(j)
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

(k)
Other
available-for-sale
investments represent several insignificant individual investments classified as available-for-sale
investments as of May 31, 2020, 2021 and 2022. Realized gains of US$407, US$3,535 and US$18,068 were recorded in realized gain from long-term investments for the years ended May 31, 2020, 2021 and 2022, respectively. The Group recorded US$22,654, US$27,675 and US$46,442 impairment loss on these investments for
the years ended May 31, 2020, 2021 and 2022, respectively.

The Group recognized impairment losses from long-term investments amounting to US$31,750, US$40,207 and US$129,350 for
the years ended May 31, 2020, 2021 and 2022, respectively, as the Group believes the carrying value of these investments were no longer recoverable.

11.	FAIR VALUE MEASUREMENT
Assets and liabilities measured at fair value on a recurring basis
The Group measures
available-for-sale
investments, equity securities with readily determinable fair value and trading securities at fair value on a recurring basis. The available-for-sale
investments recorded in long-term investments include redeemable preferred shares. The equity securities with readily determinable fair value include common shares of listed companies.
As of May 31, 2021 and 2022, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of May 31, 2021
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Long-term investments:
Equity securities with readily determinable fair values (b)	24,418	—	—	24,418
Available-for-sale investments (c)	—	159,083	65,232	224,315

Total	24,418	159,083	65,232	248,733

	As of May 31, 2022
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Trading securities (a)	70,602	—	—	70,602
Long-term investments:
Equity securities with readily determinable fair values (b)	7,561	—	—	7,561
Available-for-sale investments (c)	—	10,029	162,974	173,003

Total	78,163	10,029	162,974	251,166

(a)	The short term investments of money market funds are valued at their daily closing price as reported by the funds and are classified Level 1 measurement.
(b)
The Company measured the fair value of its investments in common shares using the market approach based on the quoted stock price of its investees in the active market and has classified it as Level 1 measurement.

(c)
As of May 31, 2022, the fair value of
available-for-sale
investments amounted to US$173,003, with original cost of US$86,024 and unrealized gain of US$86,979. As of May 31, 2021, the fair value of total available-for-sale
investments amounted to US$224,315, with original cost of US$123,079 and unrealized gain of US$101,236.

The Company measured the fair value of its investment in convertible note and Assets Management Plan based on the respective principal and expected returns and has classified those as Level 2 measurement.
For redeemable preferred shares that do not have a quoted market rate, the Company measured their fair value based on recent transactions or based on the market approach or income approach when no recent transactions are available. Recent transactions include the purchase price agreed by an independent third party for a similar investment and have been classified as Level 2 measurement. When no recent transactions are available, a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning, discount of lack of marketability, investee’s time to initial public offering as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The Company has classified those as Level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on fair values. As of May 31, 2022, the fair values of available-for-sale
investments classified as
L
evel 3 were measured using the market and income approaches with significant unobservable inputs were based on the following assumptions: (1) expected volatility ranging from 55.8% to 76.8%, (2) discount rates ranging from 16.5% to 28.6%, and (3) expected life ranging from 2.6 to 5.6 years.

The Group did not have any transfers neither between Level 1 and Level 2 nor between Level 1 and Level 3 fair value measurements during the periods presented. The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (Level 3).

Level 3 investments
US$
Balance as of June 1, 2020	159,926
Initial recognition	35,705
Transfer to Level 2	(122,109)
Disposals	(16,370)
Unrealized gain	24,507
Impairment	(26,289)
Foreign exchange difference	9,862

Balance as of May 31, 2021	65,232
Transfer from Level 2	133,030
Transfer to Level 2	(15,705)
Unrealized gain	2,015
Impairment	(15,632)
Foreign exchange difference	(5,966)

Balance as of May 31, 2022	162,974

Assets and liabilities measured at fair value on a nonrecurring basis
Goodwill and acquired intangible assets are measured at fair value on a non-recurring
basis when an impairment is recognized.
The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Refer to Note 9 for the goodwill impairment loss recognized for the years ended May 31, 2020, 2021 and 2022. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values and available-for-sale
investments) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. The Group recorded US$31,750, US$40,207 and US$129,350 impairment loss on these investments for
the years ended May 31, 2020, 2021 and 2022, respectively, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future.
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

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2021	2022
	US$	US$
Accrued payroll	458,858	229,041
Refund liability (a)	164,353	95,398
Rent payable	17,980	33,829
Payable for purchase of property and equipment	79,132	27,240
Refundable fees received from students (b)	12,999	22,481
Amounts reimbursable to employees (c)	24,983	14,425
Accrued advertising fees	23,607	10,632
Royalty fees payable (d)	7,967	10,166
VAT payable	17,358	8,907
Refundable deposits (e)	16,263	8,418
Welfare payable	12,593	8,156
Accrued professional service fees	8,278	6,015
Other taxes payable	8,779	4,897
Payable for investments and acquisitions	6,536	1,097
Others (f)	48,545	29,562

Total	908,231	510,264

(a)	The refund liability is recognized for variable amount of the considerations received from the customers and recorded as refund liability as described in Note 2.
(b)
Refundable fees received from students represent (1) the miscellaneous expenses other than tuition fees received from students which will be paid out on their behalf; and (2) tuition fees refundable to students for classes withdrawn.

(c)	Amounts reimbursable to employees include travelling and business related expenses.
(d)	Royalty fees payable relate to payments to content providers for on-line learning programs and those to counterparties for copyrights and resource sharing.
(e)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation and student security deposits refunded upon completion of the study tour.
(f)	Others primarily include transportation expenses, utility fees, property management fees and other miscellaneous expenses payable.

13.	LEASE
The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.
Certain leases were terminated before the expiration of the lease term due to the downsized capacity relating to the cessation of K-9 Academic AST Services
for
the year ended May 31, 2022. The relevant
right-of-use
assets, at the carrying amount totaled at US$781,338 and the corresponding operating lease liabilities were derecognized upon the effectiveness of the early termination.
Operating lease costs for the years ended May 31, 2020, 2021 and 2022 were US$392,168, US$518,798 and US$368,058, respectively, which excluded cost of short-term contracts. Short-term lease costs for the years ended May 31, 2020, 2021 and 2022 were US$9,028, US$14,149 and US$2,344, respectively.

As of May 31, 2021 and 2022, the weighted average remaining lease term was 4.8 years and 3.9 years, respectively, and the weighted average discount rate was 4.5% and 4.5% for the Group’s operating leases, respectively.
Supplemental cash flow information related to the operating leases is as follows:

	For the years ended May 31,
	2021	2022
	US$	US$
Cash payments for the operating leases	495,819	355,284
ROU assets obtained in exchange for the new operating lease liabilities	764,083	157,455

A summary of maturity analysis of the annual undiscounted cash flows for the operating lease liabilities as of May 31, 2022 is as follows:

As of May 31, 2022
US$
Fiscal year ending
May 2023	286,079
May 2024	157,834
May 2025	109,724
May 2026	69,668
May 2027	32,837
Thereafter	29,998

Total future lease payments	686,140
Less: Imputed interest	(71,123)

Present value of operating lease liabilities	615,017

As of May 31, 2022, the Group has lease contracts that have been entered into but not yet commenced amounting to US$19,764, and these contracts will commence in the
fiscal year 2023.
For
the years ended May 31, 2020, 2021 and 2022, nil, US$4,228 and US$19,580 impairment loss was recorded in general and administrative expenses mainly related to ROU assets of selected learning centers.

14.	UNSECURED SENIOR NOTES
In July 2020, the Company issued unsecured senior notes for a principal amount of US$300,000 which are listed in the Stock Exchange of Hong Kong Limited. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021.
For
the year ended May 31, 2022, the Company repurchased unsecured senior notes with a total principal amounts of US$ 234,385 at a repurchase price of US$221,997. The repurchased unsecured senior notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to US$ 12,579 were recognized in the Group’s consolidated statements of operations income or loss for the year ended May 31, 2022.
A summary of the unsecured senior notes as of May 31, 2022 is as follows:

	As of May 31,		Effective interest rate
	2021	2022
	US$	US$
Carrying amount of US$65,615, 2.125% notes due 2025	297,631	65,394	2.35%
Unamortized debt discounts, accrued interest expenses and debt issuance costs	2,369	221

Total principal amount of the unsecured senior notes	300,000	65,615

The unsecured senior notes were issued at a discount amount of US$299,181. Debt issuance costs of US$2,098 were directly
deducted from the principal amount of the unsecured senior notes. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.
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

15.	COMMON SHARES AND TREASURY STOCK
On March 8, 2021, the Board of Directors adopted an ordinary resolution effective as of March 10, 2021 whereas each common share (whether issued or unissued) of par value of US$0.01 each in the share capital of the Company was divided into ten common shares. The Company has retroactively restated all shares and per share data for all the periods presented pursuant to ASC 260, Earnings per Share.
As of May 31, 2021 and 2022, the Company had 3,000,000,000 common shares authorized with par value of US$0.001.
The movements of the outstanding common shares and treasury stock are as follows, taking into the consideration of 1 to 10 stock split on March 10, 2021.

	Number of common shares	Number of treasury stock
Shares outstanding as of May 31, 2020	1,585,400,800	2,616,340
Issuance of common share for NES	6,816,350	(2,616,340)
Dual listing common shares issued	97,865,000	—

Shares outstanding as of May 31, 2021	1,690,082,150	—

Issuance of common share for NES	6,884,033	—

Shares outstanding as of May 31, 2022	1,696,966,183	—

16.	SHARE-BASED COMPENSATION
2016 Share Incentive Plan
The Company adopted 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to provide incentives to employees and directors after the expiration of the previous 2006 Share Incentive Plan. Under the 2016 Share Incentive Plan, the Company is authorized to issue up to 100,000,000 common shares pursuant to awards (including options) granted to its employees, directors and consultants. The 2016 Share Incentive Plan is effective upon its adoption by the board of directors and continue in effect for a term of ten years unless terminated sooner.
Since the adoption of the 2016 Share Incentive Plan, the Company has granted a total of 50,922,168 NES, among which 1,817,150, 19,595,518 and nil were granted for
the years ended May 31, 2020, 2021 and 2022, respectively. 1,437,440, 428,228 and 1,536,112 shares were forfeited for
the years ended May 31, 2020, 2021 and 2022, respectively.
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

NES
For
the year ended May 31, 2022, nil treasury stock had been issued to employees and directors upon the vesting of their NES. As of May 31, 2022, 62,452,213 common shares out of 182,560,000 common shares held by the depositary bank had been issued to employees and directors upon the vesting of their NES, and 39,412,570 shares out of 61,983,490 treasury stock had been reissued to employees and directors upon the vesting of their NES.
The NES activities under the 2016 Share Incentive Plan for the year ended May 31, 2022 are summarized as follows:

	Number of NES	Weighted-average grant date fair value and intrinsic value
		US$
NES outstanding as of June 1, 2021	24,915,990	10.35
Vested	(6,884,033)	7.38
Forfeited	(1,536,112)	11.25

NES outstanding as of May 31, 2022	16,495,845	11.51
NES vested and expect to vest as of May 31, 2022	16,495,845

The total fair value of NES vested
for
the years ended May 31, 2020, 2021 and 2022 were US$49,645, US$53,335 and US$50,821, respectively. The weighted average grant date fair value of NES granted for
the years ended May 31, 2020, 2021 and 2022 were US$10.84, US$11.51 and nil, respectively. As of May 31, 2022, the total unrecognized compensation expenses for NES of US$77,728 are expected to be recognized over a weighted average period of 1.55 years.

The total compensation expenses of NES are recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expenses of US$41,326, US$29,353 and US$118,487 for the years ended May 31, 2020, 2021 and 2022, respectively.
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
On March 7, 2019, pursuant to the list of grantees and respective numbers of options approved by the board of directors of Koolearn Holding, Koolearn Holding granted a total of 47,836,985 options to 144 grantees, including the directors, senior management of Koolearn Holding, contractors and other employees of the Group. The grant date weight average fair value of per option is US$0.53 and the estimated fair value of the share options granted was US$21,613 on March 7, 2019. The exercise period is 6 years from the listing date of Koolearn Holding and the exercise price is US$1.13.
The movements of share options under the
Pre-IPO
Share Option Scheme are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2020	39,251,485	1.13
Forfeited	(680,500)	1.13
Exercised	(1,668,000)	1.13

Outstanding as of May 31, 2021	36,902,985	1.13
Forfeited	(837,500)	1.13
Exercised	(153,500)	1.13

Outstanding as of May 31, 2022	35,911,985	1.13

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
Koolearn Holding recorded the related compensation expenses of US$3,750 and US$1,298 for the years ended May 31, 2021 and 2022, respectively, in relation to the share options issued under the
Pre-IPO
Share Option Scheme.

Koolearn
Post-IPO
Share Option Scheme
On January 30, 2019, the board of directors of Koolearn Holding approved an employee’s share option plan (the
“Post-IPO
Share Option Scheme”).
Koolearn
Post-IPO
Share Option I
On January 29, 2020, pursuant to the list of grantees and respective numbers of options approved by the board of directors of Koolearn Holding, Koolearn Holding granted a total of 40,000,000 options to grantees, including the directors, senior management and other employees of Koolearn Holding (“Koolearn
Post-IPO
Share Option I”). The grant date weight average fair value of per option is US$1.56 and the estimated fair value of the share options granted was US$62,135 on January 29, 2020. The exercise period is 10 years from the granting day and the exercise price is US$3.26.
The movements of share options under the Koolearn
Post-IPO
Share Option I are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2020	38,199,000	3.26
Forfeited	(8,621,185)	3.26
Exercised	(36,000)	3.26

Outstanding as of May 31, 2021	29,541,815	3.26
Forfeited	(10,088,192)	3.26
Cancelled	(7,971,290)	3.26
Cancelled and replaced by Koolearn Post-IPO Share Option III (a)	(11,482,333)	0.32

Outstanding as of May 31, 2022	—

(a)	Those options were cancelled and replaced as disclosed below.

	January 29, 2020 Koolearn Post- IPO Share Option I
Weighted average share price	US$	3.49
Exercise price	US$	3.26
Expected volatility		52%
Expected life		10 years
Risk-free rate		1.44%
Expected dividend yield		0.00%
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
Koolearn
Post-IPO
Share Option II
On August 25, 2020, pursuant to the list of grantees and respective numbers of options approved by the board of directors of Koolearn Holding, Koolearn Holding granted a total of 25,000,000 options to grantees including employees of Koolearn Holding (“Koolearn
Post-IPO
Share Option II”). The grant date weight average fair value of per option was US$2.14 and the estimated fair value of the share options granted was US$53,872, 2020. The exercise period is 10 years from the granting day and the exercise price is US$4.39.
The movements of share options under the Koolearn
Post-IPO
Share Option II are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Granted on August 25, 2020	25,000,000	4.39
Forfeited	(4,152,000)	4.39

Outstanding as of May 31, 2021	20,848,000	4.39

	Number of share options	Weighted average exercise price per option (US$)
Forfeited	(6,445,000)	4.39
Cancelled	(6,311,000)	4.39
Cancelled and replaced by Koolearn Post-IPO Share Option III (a)	(8,092,000)	0.32
Outstanding as of May 31, 2022	—

(a)	Those options were cancelled and replaced as disclosed below.

	August 25, 2020

Weighted average share price	US$	4.52
Exercise price	US$	4.39
Expected volatility		49.5%
Expected life		10 years
Risk-free rate		0.44%
Expected dividend yield		0.00%
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
On November 15, 2021, the Company’s board of directors cancelled 14,282,290
Post-IPO
Share options in Post-IPO Share Option I and II. Share-based compensation expenses
of US$8,146
which otherwise would have been recognized for the services received over the remainder of the vesting period after considering the employee resignation were recognized immediately in the consolidated statements of operations for the year ended May 31, 2022.
Koolearn Post-IPO Share Option III
On November 15, 2021, the Company’s board of directors granted a total of 24,986,000 options to employees of Koolearn Holding (“Koolearn
Post-IPO
Share Option III”) with an exercise price of US$0.67. The grant date weighted average fair value of per option was US$
0.32 and the estimated fair value of the share options granted was US$7,995. The exercise period is 10 years from the dat
e
of grant day and the exercise price is US$0.67.
On that same day, the Company’s board of directors also approved the modification of options previously granted as “Post-IPO Share Options I and II.” Specifically, the number of options previously granted was increased and the exercise price of such options was reduced to
 $0.67 per ordinary share. The related vesting schedule of such options w as
also extended to 10
years from November 15, 2021. The Company accounted for the above transaction as a share option modification and measured the fair value of such options at the time of the modification. The Company recognized the incremental cost related to the vested options as share-based compensation expenses in the consolidated statements of operations for the year ended May 31, 2022. The Company will recognize the unvested cost remaining from the original nonvested option as well as incremental cost at the time of the modification over the reaming portion of the vesting period of the modified option.
The movements of share options under the Koolearn
Post-IPO
Share Option III are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Granted on November 15, 2021	24,986,000	0.32
Forfeited	(2,447,497)	0.32
Granted to replace cancelled options	23,455,590	0.32

Outstanding as of May 31, 2022	45,994,093	0.32

	November 15, 2021

Weighted average share price	US$	0.32
Exercise price	US$	0.67
Expected volatility		61%
Expected life		10 years
Risk-free rate		1.63%
Expected dividend yield		0.00%
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
Koolearn Holding recognized the total compensation expenses of US$35,777 and US$13,183 for the years ended May 31, 2021 and 2022, respectively, in relation to the
Post-IPO
Share Option Scheme.

17.	INCOME TAXES
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
Canada
Walkite International Academy (Canada) Co., Ltd and New Oriental Vision Overseas Consulting Canada Inc. are incorporated in Canada and are subject to income tax rate at 15% in federal and 11.5% in provincial.

Hong Kong
Smart Shine, Winner Park, Elite Concept, One World Limited, Garden House Limited, Koolearn Tech, Asia Pacific Montessori Education Co., Ltd. (“Asia Pacific”), New Oriental Wuyou Online (HK) Education & Technology Co., Limited (“Wuyou Online”) and Dongfang Youbo (HK) Education Limited (“Dongfang Youbo (HK) ”) are incorporated in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. Elite Concept and Smart Shine received special dividend of US$59,696, nil and nil for
the years ended May 31, 2020, 2021 and 2022, respectively. Withholding taxes of US$ 3,062, nil and nil in connection with the dividends were fully paid for
the years ended May 31, 2020, 2021 and 2022, respectively. No provision in Winner Park, One World Limited, Garden House Limited, Koolearn Tech, Asia Pacific, Wuyou Online and Dongfang Youbo (HK) for Hong Kong profit tax has been made in the consolidated financial statements as they do not have any assessable income for the years ended May 31, 2020, 2021 and 2022.
PRC
The Company’s PRC subsidiaries, the VIEs, the VIE’s subsidiaries and schools are subject to 25% standard enterprise income tax (“EIT”) except for those accepted as qualified for small-scale enterprises, or granted preferential tax treatment.
Significant components of provision for income taxes for the years ended May 31, 2020, 2021 and 2022 were as follows:

	For the years ended May 31,
	2020	2021	2022
	US$	US$	US$
Current:
PRC	142,992	127,313	44,378

Deferred:
PRC	(8,630)	(43,725)	91,934

Total provision for income taxes	134,362	83,588	136,312

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%.
Beijing Magnificence, Beijing Smart Wood’s HNTE certificates expected to be terminated on December 2, 2022. Beijing Sifenke Education Consulting Company Limited’s HNTE certificates was terminated on August 31, 2022. These enterprises are in process of renewing their qualification of HNTE. Once their renewals are completed, these companies will be eligible for a favorable EIT rate of 15% starting January 1, 2022 again. Beijing Hewstone, Beijing Decision, Beijing Pioneer, Beijing Joy Tend, Beijing Right Time, Beijing Shenghe, Xuncheng, Dexin Dongfang, Beijing Be-linked Online Education Compnay Limited (“Be-linked Online Education”) and Beijing Jinghong Software Technology Company Limited (“Beijing Jinghong”) continued to qualify as HNTE and were subject to a tax rate of
 15%
for
the year ended May 31, 2022.
Hainan Haiyue, Hainan Dongfang Zhixin Technology Company Limited, Zhuhai Zekai Software Technology Company Limited, Hainan Dongfang Huizhi Technology Company Limited enjoyed the EIT tax rate of 15% because of the preferential corporate income tax policies for local tax concessions.

Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Zhiyuan Hangcheng Software Technology Company Limited, Beijing Chuangying Oriental Technology Co., Ltd, Beijing Zhihong Oriental Technology Co., Ltd and Beijing Yuda Oriental Software Technology
Company Limited are qualified as NESE and enjoy the EIT tax benefit from January 2019 to December 2023, from January 2019 to December 2023, from January 2019 to December 2021 and from January 2022 to December 2026, respectively.
Since its establishment through May 31, 2022, Beijing Haidian School was not required by the governing tax bureau to pay any EIT. If Beijing Haidian School is required to pay EIT in the future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2021	2022
	US$	US$
Deferred tax assets
Allowance doubtful accounts	12,710	41,806
Accrued expenses	76,848	53,069
Net operating loss carry-forward	102,595	321,258
Tax impact from the long term investments disposed to a related party	1,521	1,521

Total deferred tax assets	193,674	417,654

Less: valuation allowance	(90,087)	(397,616)

Total deferred tax assets, net	103,587	20,038

Deferred tax liabilities
Acquired assets	3,241	1,788
Tax impact from the unrealized gain on available-for-sale investments	9,931	17,452

Total deferred tax liabilities	13,172	19,240

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.
The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$41,095, US$90,087 and US$397,616 as of May 31, 2020, 2021 and 2022, respectively.
As of May 31, 2022, the Group had net operating loss carried-forwards of US$291,192 from the Company’s PRC subsidiaries, the VIEs, the VIE’s subsidiaries and schools which will expire on various dates from May 31, 2022 to May 31, 2027 except for those arose from HNTEs, which will expire during the period from 2022 to 2032.
A reconciliation of the provision for income taxes computed by applying the PRC EIT rates of 25% for the years ended May 31, 2020, 2021 and 2022 to loss before provision for income tax and the actual provision for income tax is as follows:

	For the years ended May 31,
	2020	2021	2022
	US$	US$	US$
Income/(loss) before income taxes	487,836	314,977	(1,032,498)
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory income tax rate	121,959	78,744	(258,125)
Effect of non-deductible expenses and loss and super deduction expenses	29,371	(5,174)	106,903
Effect of income tax exemptions and preferential tax rates	(51,844)	(38,795)	(19,570)
Effect of income tax rate difference in other jurisdictions	(192)	(181)	(424)
Changes in valuation allowance	32,006	48,994	307,528
Effect of dividend withholding tax	3,062	—	—

Provision for income taxes	134,362	83,588	136,312

If the WFOE and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates, tax expense would have increased by US$50,809, US$33,847 and US$5,453 for the years ended May 31, 2020, 2021 and 2022, respectively. The decrease in basic net income per ordinary share would have been
 US$0.32 and US$0.20 for the years ended May 31, 2020 and 2021, and the increase in basic net loss per ordinary share would have been
 US$0.00 for the year ended May 31, 2022. The decrease in diluted net income per ordinary share would have been
 US$0.32 and US$0.20 for the years ended May 31, 2020 and 2021, and the increase in diluted net loss per ordinary share would have been
 US$0.00 for the year ended May 31, 2022.
Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends among other things on the “place of actual management”. If the Group, or its non-PRC
subsidiaries, were to be determined as a PRC resident for tax purposes, they would be subject to a
25
% income tax rate on their worldwide income including the income arising in jurisdictions outside the PRC. The Group does not believe that its legal entities organized outside of the PRC are considered the PRC residents.
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
For
the year ended May 31, 2019, Beijing Decision paid US$2,171 withholding tax when they paid a special dividend to Elite Concept.
For
the year ended May 31, 2020, Beijing Decision, Beijing Hewstone, Beijing Right Time, Beijing Top Technology Company Limited (“Beijing Top”), and Beijing Magnificence paid US$3,062 withholding tax when they paid a special dividend to Elite Concept.
Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs that are available for distribution were US$2,279,550, US$2,795,596 and US$1,880,057 as of May 31, 2020, 2021 and 2022, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liabilities were recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.
The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2020, 2021 and 2022. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.
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

18.	NET INCOME/(LOSS) PER SHARE
The computation of basic and diluted net income/(loss) per common share for the years ended May 31, 2020, 2021 and 2022 is as follows:

	For the years ended May 31,
	2020	2021	2022
Numerator:
Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders (US$ in thousands)	413,333	334,414	(1,187,721)

Net income/(loss) available for future distribution (US$ in thousands)	413,333	334,414	(1,187,721)

Denominator*
Weighted average common shares outstanding-basic	1,584,295,760	1,645,463,440	1,696,419,232

Plus: incremental weighted average common shares from assumed vesting of NES using the treasury stock method	11,073,140	6,518,944	—

Weighted average common shares outstanding-diluted	1,595,368,900	1,651,982,384	1,696,419,232

Net income/(loss) per common share*
- Basic (US$)	0.26	0.20	(0.70)
- Diluted (US$)	0.26	0.20	(0.70)

*	Retrospectively restated for effect of stock split
There was no employee share options included in the dilutive share calculation for the years ended May 31, 2020, 2021 and 2022 due to anti-dilutive effects.

19.	RELATED-PARTIES TRANSACTIONS
The Group had the following significant balances and transactions with major related parties:

(a)	Amount due from/to related parties:

			Amounts due from related parties, current As of May 31,		Amounts due to related parties, current As of May 31,
	Notes	Relationship	2021	2022	2021	2022
			US$	US$	US$	US$
Metropolis Holding China Limited (“Metropolis”)	(1)	Company controlled by Mr. Yu	914	998	—	27
Beijing Dianshi Jingwei Technololy Co., Ltd (“Dianshi Jingwei”)	(2)	Equity method investee	—	20,181	—	—
Others			3,204	2,066	33	199

Total			4,118	23,245	33	226

			Amounts due from related parties, non-current As of May 31,
	Notes	Relationship	2021	2022
			US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	3,623	2,770
Others			534	595

Total			4,157	3,365

(b)	Transactions:

			Rental expenses For the years ended May 31,
			2020	2021	2022
			US$	US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	9,615	11,653	11,590

			Revenues For the years ended May 31,
			2020	2021	2022
			US$	US$	US$
Beijing Fishpond Software Technology Co., Ltd. (“Fishpond”)		Equity method investee	438	—	—
Others			41	1,114	41

Total			479	1,114	41

			Loans provided to related parties For the years ended May 31,
			2020	2021	2022
			US$	US$	US$
Dianshi Jingwei	(2)	Equity method investee	7,128	—	3,096
Beijing MaxEn International Education Consulting Company Limited (“Beijing MaxEn”)	(3)	Equity method investee	—	10,486	38,130

Total			7,128	10,486	41,226

			Cost For the years ended May 31,
			2020	2021	2022
			US$	US$	US$
Dianshi Jingwei		Equity method investee	—	—	52,380
Beijing Dongfang Heli Investment and Development Ltd (“Dongfang Heli”)		Equity method investee	1,700	1,915	1,415
Others			3,270	175	900

Total			4,970	2,090	54,695

(1)
Starting in April 2010, the Group began renting a large portion of a building owned by Metropolis for office space. In March 2012, Metropolis was acquired by a company wholly-owned by Mr. Yu, the chairman of the Company. As a result, Metropolis became a related party of the Group. As of May 31, 2021 and 2022, the current amounts due from Metropolis were US$914 and US$998, respectively and the non-current
amounts due from Metropolis were US$3,623 and US$2,770, respectively. Those represented prepaid rent related to a short-term lease and deposit for the building. As of May 31, 2021 and 2022, the ROU assets related to the leases rented from Metropolis were US$19,158 and US$7,891, respectively, and the relevant lease liabilities were US$18,965 and US$7,826, respectively.

(2)
In April 2016, the Group sold 51%
of its equity interest in Dianshi Jingwei which became an equity method investee of the Group. As of May 31, 2020, amounts due from Dianshi Jingwei included five outstanding loans provided by the Group with no i
nterest accrued. For the year ended of May 31, 2021, Dianshi Jingwei fully repaid the loan balance. In October 2021, the Group entered into a purchase agreement with Dianshi Jingwei for the purchase of learning devices of which $
52,380
 was further recorded as cost. The remaining balance amounting to
US$20,181
represents prepayment made to Dianshi Jingwei as of May 31, 2022. Subsequent to May 31, 2022, the Company
transferred all
its equity interest
in Dianshi Jingwei to the founder of
Dianshi Jingwei and ceased the business cooperation aforementioned.

(3)
For
the year ended May 31, 2022, the Group provided the loans in aggregate of US$38,130 to Beijing MaxEn, an equity method investee of the Group. As of May 31, 2022, the outstanding balance of the loans was US$40,197, which was fully impaired given Beijing MaxEn, was being dissolved.

20.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of May 31, 2022, the future minimum capital commitments were as follows:

US$
Capital commitment for the purchase of property and equipment	597
Capital commitment for leasehold improvements	6,627

Total	7,224

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

21.	NON-CONTROLLING INTERESTS

Non-controlling interests
US$
Balance as of May 31, 2020	136,516
Purchase of non-controlling interests	(626)
Koolearn Holding additional shares issuance	30,000
Share-based compensation expenses from Koolearn Holding	39,527
Exercise of share options in Koolearn Holding	1,929
Foreign currency translation adjustment	1,948
Net loss attributed to non-controlling interests	(104,393)

Balance as of May 31, 2021	104,901

Share-based compensation expenses from Koolearn Holding	14,481
Exercise of share options in Koolearn Holding	175
Foreign currency translation adjustment	1,016
Net loss attributed to non-controlling interests	(32,555)

Balance as of May 31, 2022	88,018

The effects of changes in the Company’s ownership interest in subsidiaries on the Company’s equity are as follows:

	For the years ended May 31,
	2020	2021	2022
	US$	US$	US$
Net income/(loss) attribute to New Oriental Education & Technology Group Inc.’s shareholders	413,333	334,414	(1,187,721)
Share option gain/(loss)	5,752	—	(5,751)
Increase (decrease) in the Company’s additional paid-in capital resulting from reclassification and capital injection of non-controlling interests	103	(128)	—
Decrease in the Company’s additional paid-in capital resulting from repurchase shares from non-controlling interests	(20,045)	(19,092)	—

Changes from net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders and transfers to non-controlling interests	399,143	315,194	(1,193,472)

22.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. For the years ended May 31, 2020 and 2021, the Group previously identified seven operating segments, including (i) K-12 AST, test preparation, and other courses, (ii) primary and secondary school education, (iii) online education, (iv) content development and distribution, (v) pre-school education, (vi) overseas study consulting services, and (vii) study tour. For the year ended May 31, 2022, as a result of the changes in the regulatory environment, the Group reduced its operating segments from seven to four. Those include (i) educational services and test preparation courses, which was formerly named as “K-12 AST, test preparation, and other courses,” (ii) online education and other services, which was formerly named as “online education,” (iii) overseas study consulting services, and (iv) educational materials and distribution, which was formerly named as “content development and distribution.” Primary and secondary school education, pre-school education and study tour were no longer reviewed by the Group’s CODM and thus, no longer considered as operating segments. Those were aggregated as others
for the year ended May 31, 2022. For the year ended May 31, 2022, the Group identified educational services and test preparation courses, online education and other services, and overseas study consulting services as three reportable segments. Educational materials and distribution individually did not exceed the 10% quantitative threshold and as a result, was included in others below.
Prior period segment information has been restated to conform to the fiscal year of 2022 presentation.
The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and operating income. Net revenues, operating cost and expenses, operating income, and total assets by segment are as follows:
For the year ended May
 31, 2020

	Educational services and test preparation courses	Online Education and other services	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	3,040,741	152,542	259,817	125,582	3,578,682
Operating cost and expenses:
Cost of revenues	(1,304,239)	(84,896)	(124,718)	(75,046)	(1,588,899)
Selling and marketing	(218,739)	(126,471)	(56,352)	(19,910)	(421,472)
General and administrative	(729,125)	(69,060)	(58,133)	(52,156)	(908,474)
Unallocated corporate expenses	—	—	—	—	(260,834)

Total operating cost and expenses	(2,252,103)	(280,427)	(239,203)	(147,112)	(3,179,679)
Operating income (loss)	788,638	(127,885)	20,614	(21,530)	399,003
Segment assets	3,588,900	687,312	435,631	265,787	4,977,630
Unallocated corporate assets	—	—	—	—	1,579,255

Total assets	3,588,900	687,312	435,631	265,787	6,556,885

For the year ended May
 31, 2021

	Educational services and test preparation courses	Online Education and other services	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	3,667,270	210,591	278,594	120,084	4,276,539
Operating cost and expenses:
Cost of revenues	(1,680,779)	(145,428)	(127,841)	(82,827)	(2,036,875)
Selling and marketing	(326,708)	(175,092)	(61,259)	(25,346)	(588,405)
General and administrative	(955,211)	(124,897)	(60,580)	(69,524)	(1,210,212)
Unallocated corporate expenses	—	—	—	—	(323,781)

Total operating cost and expenses	(2,962,698)	(445,417)	(249,680)	(177,697)	(4,159,273)
Operating income (loss)	704,572	(234,826)	28,914	(57,613)	117,266
Segment assets	4,380,247	516,488	477,568	281,579	5,655,882
Unallocated corporate assets	—	—	—	—	4,495,171

Total assets	4,380,247	516,488	477,567	281,579	10,151,053
For the year ended May
 31, 2022

	Educational services and test preparation courses	Online Education and other services	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	2,535,318	136,705	325,901	107,322	3,105,246
Operating cost and expenses:
Cost of revenues	(1,442,156)	(68,732)	(165,673)	(77,730)	(1,754,291)
Selling and marketing	(273,344)	(79,428)	(72,847)	(30,494)	(456,113)
General and administrative	(1,308,742)	(72,361)	(61,258)	(63,859)	(1,506,220)
Unallocated corporate expenses	—	—	—	—	(371,135)

Total operating cost and expenses	(3,024,242)	(220,521)	(299,778)	(172,083)	(4,087,759)
Operating income (loss)	(488,924)	(83,816)	26,123	(64,761)	(982,513)
Segment assets	2,227,184	313,258	177,821	4,381	2,722,644
Unallocated corporate assets	—	—	—	—	3,312,022

Total assets	2,227,184	313,258	177,821	4,381	6,034,666

23.	MAINLAND CHINA CONTRIBUTION PLAN
The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$217,127, US$257,542 and US$272,433 for the years ended May 31, 2020, 2021 and 2022, respectively.

24.	STATUTORY RESERVES
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
For
the years ended May 31, 2020, 2021 and 2022, US$1,506, US$3,302 and US$2,828 were accrued for the general reserve, respectively.

The PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax
income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. For the years ended May 31, 2020, 2021 and 2022, the Company made
 US$73,043, US$64,124
and
reversed

US$2,512
to the development fund, respectively.
These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income/(loss). The Group allocated US$74,549, US$67,426 and US$316 to statutory reserves for
the years ended May 31, 2020, 2021 and 2022, respectively.

25.	RESTRICTED NET ASSETS
Relevant PRC laws and regulations restrict the WFOEs and the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends, except in the event of liquidation. The balance of restricted net assets was US$513,721, US$724,854 and US$693,159 of which US$464,917, US$681,309 and US$668,831 were attributed to the paid-in
capital, additional
paid-in
capital and statutory reserves of the VIEs and US$48,804, US$43,545 and US$24,328 w
ere
attributed to the
paid-in
capital, additional
paid-in
capital and statutory reserves of the WFOEs, as of May 31, 2020, 2021 and 2022, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under the applicable PRC law, loans from the PRC companies to their offshore affiliated entities require governmental approval, and advances by the PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

26.	SUBSEQUENT EVENTS
Share repurchase program
On July 26, 2022, New Oriental’s board of directors authorized the repurchase of up to US$

million of the Company’s common shares during the period from July 28, 2022 through May 31, 2023. As of September 16, 2022, an aggregate of 325,000 ADS was repurchased.