Form 20-F
period 2023-05-31
New Oriental Education & Technology Group Inc.
filed 2023-09-25
CIK 1372920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2023.
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (s)	Name of Exchange on Which Registered
American depositary shares, each representing ten common shares *	EDU	New York Stock Exchange
Common shares, par value US$0.001 per share **	9901	The Stock Exchange of Hong Kong Limited

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,643,162,653 common shares, par value US$0.001 per share, as of May 31, 2023.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
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

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Inc., a Cayman Islands company, its predecessor entities and subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the variable interest entities with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the variable interest entities. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes;

•

“New Oriental China” refers to New Oriental Education & Technology Group Co., Ltd., formerly known as Beijing New Oriental Education & Technology (Group) Co., Ltd., which is a domestic PRC company and a variable interest entity whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•

“Beijing Xuncheng” refers to Beijing New Oriental Xuncheng Network Technology Co., Ltd., which is a domestic PRC company and the variable interest entity of our majority-owned subsidiary, East Buy Holding Limited (formerly known as Koolearn Technology Holding Limited), and whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;

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

•

“active paid users” are to users who visit and logged in our intelligent learning system and devices at least once and also make payments for our products and services at least once in a given period, after eliminating duplicates;

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi and Hong Kong dollars to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB7.1100 to US$1.00 and HK$7.8304 to US$1.00, the respective exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2023. We make no representation that any Renminbi, Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

New Oriental Education & Technology Group Co., Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. Therefore, we operate such businesses in China through the consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the consolidated affiliated entities and are considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. Revenues contributed by the consolidated affiliated entities accounted for 99.9%, 99.6% and 99.5% of our total net revenues for the fiscal years ended May 31, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Co., Inc. a Cayman Islands company, its predecessor entities and subsidiaries. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. New Oriental Education & Technology Group Co., Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

A series of contractual agreements, including equity pledge agreements, exclusive option agreement, powers of attorney, service agreements, have been entered into by and among our wholly-owned subsidiaries in China, the VIEs and their respective shareholders. These contractual agreements mainly include:

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

(i) equity pledge agreements, pursuant to which, Century Friendship agreed to pledge its equity interests in New Oriental China to our subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant principal agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of our wholly-owned subsidiaries in China;

(ii) exclusive option agreement, pursuant to this agreement, Century Friendship is obligated to sell to Beijing Decision, and Beijing Decision has an exclusive, irrevocable and unconditional right to purchase from Century Friendship, in its sole discretion, part or of all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China;

(iii) powers of attorney, whereby Century Friendship irrevocably appoints and constitutes Beijing Pioneer as its attorney-in-fact to exercise on Century Friendship’s behalf any and all rights that Century Friendship has in respect of its equity interests in New Oriental China;

(iv) service agreements, which enable our wholly-owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries.

Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders

(i) equity pledge agreements, pursuant to which, each of the then shareholders of Beijing Xuncheng agreed to irrevocably and unconditionally pledge its equity interest in Beijing Xuncheng to Dexin Dongfang to secure the performance of obligations of Beijing Xuncheng, its then shareholders, and relevant subsidiaries under the exclusive option agreement, the powers of attorney, the exclusive management consultancy and business cooperation agreement, and the letters of undertaking;

(ii) exclusive option agreement, pursuant to this agreement, Beijing Xuncheng’s then shareholders unconditionally and irrevocably agreed to grant Dexin Dongfang an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng for the minimum amount of consideration permitted by PRC law;

(iii) powers of attorney, whereby each of Beijing Xuncheng’s then shareholders irrevocably appoints Dexin Dongfang or any person designated by Dexin Dongfang as its attorney-in-fact to exercise on the shareholder’s behalf any and all rights the shareholder has in respect of its equity interests in Beijing Xuncheng;

(iv) exclusive management consultancy and cooperation agreement, pursuant to which, Dexin Dongfang has the exclusive right to provide, or designate any third party to provide Beijing Xuncheng and its subsidiaries with corporate management services, intellectual property licenses, technical and business supports, and other additional services as the parties may agree from time to time.

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

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of May 31, 2023:

Equity interest for companies.

Sponsorship interest for schools.

Contractual arrangements including equity pledge agreements, option agreement and proxy agreement, power of attorney, master exclusive service agreement and related service agreements. See “—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder.”

Contractual arrangements including equity pledge agreements, option agreement, power of attorney, exclusive management consultancy and cooperation agreement. See “—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.”

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

(3)	Excluding Beijing Xuncheng and its subsidiaries, and consisting of various PRC companies operating our educational materials and distribution business, and overseas study consulting business in China.

However, the contractual arrangements is not as effective as direct ownership in providing us with control over the VIEs. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the contractual agreements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from the VIEs. In addition, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual agreements. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. As such, we may incur substantial costs to enforce the terms of the arrangements. In addition, our contractual arrangements have not been tested in a court of law as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected” for further details.

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

The interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders are subject to changes. It is uncertain whether any new PRC laws or regulations related to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have wide discretion within their scope of authority to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The interpretation and implementation of the Foreign Investment Law are subject to changes and it remains uncertain as to how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, regulations on the use of variable interest entities, regulations on the education industry, regulations on online live-streaming and advertising, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and/or common shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations and Overseas Financing Activities

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” “—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected,” and “—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business,” and based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe our PRC subsidiaries and the consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities for the business operations in China, including, among others, the private school operation permits, value-added telecommunications business operation licenses for internet information services, or ICP licenses, value-added telecommunications business operation license for electronic data interchange, or EDI license, Food Operation Licenses, Permits for Operating Publications, Commercial Performance Permit, Travel Agency Operation Permit, Healthcare License. Given the interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the services of our company in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” “—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected” and “—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business.”

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received nor have been denied such requisite permissions by the CSRC or the CAC. Our PRC legal counsel has consulted the relevant government authority, which confirmed that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintaining our listing status on the NYSE. In addition, on February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities.

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of rules in this regard, the interpretation and implementation of most of which are subject to changes. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general in the future and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or common shares.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor which is headquartered in mainland China. In October 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended May 31, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

New Oriental Education & Technology Group Inc. is a Cayman Islands holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIEs and their subsidiaries and/or schools in China. As a result, although other means are available for us to obtain financing at the holding company level, New Oriental Education & Technology Group Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to New Oriental Education & Technology Group Inc. In addition, our PRC subsidiaries are permitted to pay dividends to New Oriental Education & Technology Group Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our subsidiaries and the VIEs and their subsidiaries and/or schools are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. Furthermore, cash transfers from our PRC subsidiaries and the consolidated VIEs to entities outside of PRC are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated VIEs by the PRC government on such currency conversion. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Under PRC law, New Oriental Education & Technology Group Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs and their subsidiaries and/or schools only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution. For the fiscal years ended May 31, 2021, May 31, 2022 and May 31, 2023, New Oriental Education & Technology Group Inc. received repayment of loans of nil, US$282.1 million and US$290.0 million from our intermediate holding companies and subsidiaries, respectively. For the fiscal years ended May 31, 2021, May 31, 2022 and May 31, 2023, New Oriental Education & Technology Group Inc. provided loans of US$310.8 million, US$330.4 million and US$50.0 million to our intermediate holding companies and subsidiaries, respectively.

For the details of the financial position, cash flows and results of operation of the consolidated VIEs, please refer to the “Item 3. Key information—A. Selected Financial Data—Financial Information Related to the Consolidated Affiliated Entities.”

On July 25, 2017, our board of directors declared a special cash dividend in the amount of US$0.45 per ADS. The cash dividend was paid in October 2017 to shareholders of record at the close of business on September 6, 2017. The aggregate amount of cash dividends paid was approximately US$71.2 million. We currently do not have any dividend policy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of contractual agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These fees shall be recognized as expenses of consolidated affiliated entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements.

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

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2021, 2022 and 2023 and the consolidated balance sheet data as of May 31, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2019 and 2020 and the selected consolidated balance sheet data as of May 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2019, 2020 and 2021, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2019	2020	2021	2022	2023
Selected Consolidated Statement of Operations Data:
Net revenues:
Net service revenues	3,043,263	3,529,650	4,230,638	3,050,022	2,544,729
Net product revenues	53,228	49,032	45,901	55,224	453,031

Total net revenues	3,096,491	3,578,682	4,276,539	3,105,246	2,997,760
Operating cost and expenses:(1)
Cost of revenues	(1,376,269)	(1,588,899)	(2,036,875)	(1,754,291)	(1,409,438)
Selling and marketing	(384,287)	(445,259)	(600,778)	(466,895)	(444,693)
General and administrative	(1,028,783)	(1,145,521)	(1,489,826)	(1,866,573)	(953,583)

Impairment loss on intangible assets and goodwill	(5,245)	—	(31,794)	—	—

Selected Consolidated Statement of Operations Data:
Total operating cost and expenses	(2,794,584)	(3,179,679)	(4,159,273)	(4,087,759)	(2,807,714)

Gain on disposal of a subsidiary	3,627	—	—	—	—

Operating income/(loss)	305,534	399,003	117,266	(982,513)	190,046
Other income/(expense):
Interest income	97,530	116,117	141,511	123,542	114,453
Interest expense	(1,615)	(4,627)	(6,747)	(4,050)	(707)
Realized gain from long-term investments	26,379	407	3,535	22,004	767
Impairment loss from long-term investments	(5,919)	(31,750)	(40,207)	(129,350)	(8,056)
Loss from fair value change of long-term investments	(104,636)	(18,451)	(3,824)	(14,933)	(860)
Loss on deconsolidation of subsidiaries	—	—	—	(79,609)	—
Miscellaneous (loss)/income, net	(1,424)	27,137	103,443	32,411	12,888

Provision for income taxes:
Current	(103,031)	(142,992)	(127,313)	(44,378)	(97,594)
Deferred	17,317	8,630	43,725	(91,934)	31,528

Provision for income taxes	(85,714)	(134,362)	(83,588)	(136,312)	(66,066)

(Loss)/Gain from equity method investments	(2,289)	1,385	(1,368)	(51,466)	(7,102)

Net income/(loss)	227,846	354,859	230,021	(1,220,276)	235,363

Less: Net (loss)/income attributable to non-controlling interests	(10,219)	(58,474)	(104,393)	(32,555)	58,022

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2019	2020	2021	2022	2023
Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	238,065	413,333	334,414	(1,187,721)	177,341

-Basic	0.15	0.26	0.20	(0.70)	0.11

-Diluted	0.15	0.26	0.20	(0.70)	0.10

Weighted average shares used in calculating basic net income/(loss) per common share(3)	1,582,938,900	1,584,295,760	1,645,463,440	1,696,419,232	1,678,264,547
Weighted average shares used in calculating diluted net income/(loss) per common share(3)	1,590,393,450	1,595,368,900	1,651,982,384	1,696,419,232	1,685,631,987

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:
(2)

Each ADS represents ten common shares. For the years ended May 31, 2019, 2020 and 2021, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

(3)

For the years ended May 31, 2019 and 2020, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the 1-for-10 share split that became effective on March 10, 2021.

	For the Years Ended May 31,
(in thousands of US$)	2019	2020	2021	2022	2023
Cost of revenues	134	2,224	6,698	(131)	2,749
Selling and marketing	1,205	4,227	6,922	(2,437)	5,750
General and administrative	69,997	55,606	55,260	135,536	81,289

Total	71,336	62,057	68,880	132,968	89,788

The following table presents our selected consolidated balance sheet data as of May 31, 2019, 2020, 2021, 2022 and 2023:

	As of May 31,
(in thousands of US$)	2019	2020	2021	2022	2023
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,414,171	915,057	1,612,211	1,148,637	1,662,982
Total assets	4,646,559	6,556,885	10,151,053	6,034,666	6,392,458
Total current liabilities	2,006,224	2,479,364	3,471,445	1,710,114	2,250,978
Total liabilities	2,121,462	3,687,074	5,132,877	2,241,142	2,577,670
Total New Oriental Education & Technology Group Inc. shareholders’ equity	2,360,686	2,733,295	4,913,275	3,705,506	3,604,348
Non-controlling interests	164,411	136,516	104,901	88,018	210,440
Total equity	2,525,097	2,869,811	5,018,176	3,793,524	3,814,788

Financial Information Related to the Consolidated Affiliated Entities

The following tables present the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities for the years and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (In thousands)
Third-party net revenues	—	4,076	10,739	2,982,945	—	2,997,760
Inter-company revenues	—	1,041	233,683	1,951	(236,675)	—
Total operating cost and expenses	(93,715)	(19,660)	(277,970)	(2,724,475)	308,106	(2,807,714)
Income/(loss) from subsidiaries and VIEs	313,226	325,515	359,445	—	(998,186)	—
Other income, net	27,495	4,768	14,211	143,225	(71,214)	118,485
Income/(loss) before income taxes and loss from equity method investments	247,006	315,740	340,108	403,646	(997,969)	308,531
Provision for income taxes	—	(2,219)	(13,430)	(50,417)	—	(66,066)
(Loss)/income from equity method investments	(11,860)	(295)	(1,163)	6,216	—	(7,102)
Net income/(loss)	235,146	313,226	325,515	359,445	(997,969)	235,363

	For the Year Ended May 31, 2022
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (In thousands)
Third-party net revenues	—	7,265	4,641	3,093,340	—	3,105,246
Inter-company revenues	—	4,706	322,697	45,976	(373,379)	—
Total operating cost and expenses	(100,182)	(36,084)	(274,050)	(4,038,886)	361,443	(4,087,759)
(Loss)/income from subsidiaries and VIEs	(1,057,770)	(1,022,764)	(1,088,225)	—	3,168,759	—
Other income, net	25,180	(15,184)	14,621	(45,042)	(29,560)	(49,985)
(Loss)/income before income taxes and loss from equity method investments	(1,132,772)	(1,062,061)	(1,020,316)	(944,612)	3,127,263	(1,032,498)
Provision for income taxes	—	(195)	(8,405)	(127,712)	—	(136,312)
(Loss)/income from equity method investments	(14,154)	6,452	63	(43,827)	—	(51,466)
Net (loss)/income	(1,146,926)	(1,055,804)	(1,028,658)	(1,116,151)	3,127,263	(1,220,276)

	For the Year Ended May 31, 2021
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (In thousands)
Third-party net revenues	—	6,424	(54)	4,270,169	—	4,276,539
Inter-company revenues	—	12,016	485,500	73,580	(571,096)	—
Total operating cost and expenses	(4,505)	(581,858)	(355,182)	(3,802,889)	585,161	(4,159,273)
Income/(loss) from subsidiaries and VIEs	222,554	789,220	663,099	—	(1,674,873)	—
Other income, net	1,432	(2,308)	22,099	185,758	(9,270)	197,711
Income/(loss) before income taxes and loss from equity method investments	219,481	223,494	815,462	726,618	(1,670,078)	314,977
Provision for income taxes	—	499	(25,583)	(58,504)	—	(83,588)
Income/(loss) from equity method investments	5,745	(1,439)	(659)	(5,015)	—	(1,368)
Net income/(loss)	225,226	222,554	789,220	663,099	(1,670,078)	230,021

Selected Condensed Consolidated Balance Sheets Information

	As of May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (in thousands)
Assets
Cash and cash equivalents	126,201	64,679	376,157	1,095,945	—	1,662,982
Amount due from Group companies	180,832	371,274	358,914	28,493	(939,513)	—
Other current assets	700,724	237,940	538,891	1,272,377	973	2,750,905
Total current assets	1,007,757	673,893	1,273,962	2,396,815	(938,540)	4,413,887

	As of May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (in thousands)
Investment in subsidiaries and VIEs	225,854	412,218	—	—	(638,072)	—
Property and equipment, net	—	1,561	72,085	286,120	(6)	359,760
Other non-current assets	117,001	96,016	473,015	932,779	—	1,618,811
Total non-current assets	342,855	509,795	545,100	1,218,899	(638,078)	1,978,571
Total assets	1,350,612	1,183,688	1,819,062	3,615,714	(1,576,618)	6,392,458
Liabilities
Deferred revenue	—	3,826	25,627	1,308,378	(201)	1,337,630
Amount due to Group companies	67,914	482,613	104,842	292,157	(947,526)	—
Other current liabilities	1,770	4,182	74,866	832,530	—	913,348
Total current liabilities	69,684	490,621	205,335	2,433,065	(947,727)	2,250,978
Total liabilities	84,338	490,621	208,104	2,742,334	(947,727)	2,577,670
Total equity	1,266,274	693,067	1,610,958	873,380	(628,891)	3,814,788
Total liabilities and equity	1,350,612	1,183,688	1,819,062	3,615,714	(1,576,618)	6,392,458

	As of May 31, 2022
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (in thousands)
Assets
Cash and cash equivalents	150,234	144,946	534,465	318,992	—	1,148,637
Amount due from Group companies	410,833	642,183	1,045,013	46,756	(2,144,785)	—
Other current assets	738,284	104,578	891,789	1,590,671	—	3,325,322
Total current assets	1,299,351	891,707	2,471,267	1,956,419	(2,144,785)	4,473,959
Investment in subsidiaries and VIEs	225,854	413,218	—	—	(639,072)	—
Property and equipment, net	—	1,626	86,382	314,682	—	402,690
Other non-current assets	104,433	89,220	57,199	907,165	—	1,158,017
Total non-current assets	330,287	504,064	143,581	1,221,847	(639,072)	1,560,707
Total assets	1,629,638	1,395,771	2,614,848	3,178,266	(2,783,857)	6,034,666

	As of May 31, 2022
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (in thousands)
Liabilities
Deferred revenue	—	1,244	4,631	927,187	—	933,062
Amount due to Group companies	79,670	712,723	359,627	999,505	(2,151,525)	—
Other current liabilities	1,899	2,665	22,686	749,802	—	777,052
Total current liabilities	81,569	716,632	386,944	2,676,494	(2,151,525)	1,710,114
Total liabilities	146,963	716,824	390,495	3,138,385	(2,151,525)	2,241,142
Total equity	1,482,675	678,947	2,224,353	39,881	(632,332)	3,793,524
Total liabilities and equity	1,629,638	1,395,771	2,614,848	3,178,266	(2,783,857)	6,034,666

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (In thousands)
Net cash (used in)/provided by operating activities	(7,474)	(6,377)	332,336	652,523	—	971,008
Loan and fund pool to entities within the Group	(50,000)	—	—	—	50,000	—
Repayment of loan to entities within the Group	290,000	280,000	—	—	(570,000)	—
Investment in entities within the Group	—	—	—	—	—	—
Other investing activities	(16,052)	(137,595)	(178,675)	294,911	—	(37,411)
Net cash provided by/(used in) investing activities	223,948	142,405	(178,675)	294,911	(520,000)	(37,411)
Net proceeds from loan and fund pool from entities within the Group	—	50,000	—	—	(50,000)	—
Repayment of loan to entities within the Group	—	(290,000)	(280,000)	—	570,000	—
Proceeds from group capital contribution	—	—	—	—	—	—
Other financing activities	(240,392)	12,878	—	(19,353)	—	(246,867)
Net cash (used in)/provided by financing activities	(240,392)	(227,122)	(280,000)	(19,353)	520,000	(246,867)

	For the Year Ended May 31, 2022
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (In thousands)
Net cash provided by/(used in) operating activities	7,682	(3,470)	233,032	(1,517,697)	—	(1,280,453)
Loan and fund pool to entities within the Group	(330,364)	(330,364)	(155,917)	—	816,645	—
Repayment of loan to entities within the Group	282,132	282,132	466	—	(564,730)	—
Investment in entities within the Group	—	(44,269)	—	—	44,269	—
Other investing activities	28,247	(24,610)	(9,825)	1,174,720	—	1,168,532
Net cash (used in)/provided by investing activities	(19,985)	(117,111)	(165,276)	1,174,720	296,184	1,168,532
Net proceeds from loan and fund pool from entities within the Group	—	330,364	330,364	155,917	(816,645)	—
Repayment of loan to entities within the Group	—	(282,132)	(282,132)	(466)	564,730	—
Proceeds from group capital contribution	—	—	44,269	—	(44,269)	—
Other financing activities	(221,997)	—	(8,861)	—	—	(230,858)
Net cash (used in)/provided by financing activities	(221,997)	48,232	83,640	155,451	(296,184)	(230,858)

	For the Year Ended May 31, 2021
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
				US$ (In thousands)
Net cash (used in)/provided by operating activities	(13,407)	(19,721)	116,518	1,046,695	—	1,130,085
Loan and fund pool to entities within the Group	(310,767)	(310,767)	—	—	621,534	—
Investment in entities within the Group	(219,659)	(216,764)	—	—	436,423	—
Other investing activities	(825,526)	(533,037)	(29,956)	(789,120)	—	(2,177,639)
Net cash (used in)/provided by investing activities	(1,355,952)	(1,060,568)	(29,956)	(789,120)	1,057,957	(2,177,639)
Net proceeds from loan and fund pool from entities within the Group	—	310,767	310,767	—	(621,534)	—
Proceeds from group capital contribution	—	219,659	216,764	—	(436,423)	—
Other financing activities	1,659,851	12,142	(1,251)	(16,658)	—	1,654,084
Net cash provided by/(used in) financing activities	1,659,851	542,568	526,280	(16,658)	(1,057,957)	1,654,084

Cessation of K-9 Academic AST Services

In compliance with regulatory policies promulgated in 2021, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education published in July 2021 by the General Office of the State Council and the General Office of Central Committee of the Communist Party of China, or the Alleviating Burden Opinion, we have ceased offering tutoring services related to academic subjects for students from kindergarten through grade nine (“K-9 Academic AST Services”) in China since the end of 2021. The cessation of K-9 Academic AST Services had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022. The impact of cessation of K-9 Academic AST Services in China includes the following items in our consolidated financial statements:

Net Revenues

Our total net revenues decreased by 27.4% from US$4,276.5 million for the fiscal year ended May 31, 2021 to US$3,105.2 million for the fiscal year ended May 31, 2022, and further decreased by 3.5% to US$2,997.8 million for the fiscal year ended May 31, 2023. The decreases were primarily due to cessation of K-9 Academic AST services since the end of 2021 to be in compliance with applicable regulations, rules and policies in China. Furthermore, for the fiscal years ended May 31, 2021 and 2022, the revenues from offering K-9 Academic AST Services accounted for a significant portion of our total net revenues for each fiscal year. We were not able to quantify such amounts as we did not maintain discrete financial information for our K-9 Academic AST services in the past.

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

Summary of Risk Factors

Investing in our ADSs and/or common shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs and/or common shares. All the operational risks associated with being based in and having operations in mainland China also apply to our operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China as discussed in relevant risk factors under “Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and the discretion of China governmental authorities discussed in this annual report are expected to apply to PRC entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. The following list summarizes some, but not all, of these risks.

Risks Related to Our Business

•

The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities” on page 22 for details.

•

If we fail to successfully execute our business strategies, our business and prospects may be materially and adversely affected. See “Item 3.D. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to successfully execute our business strategies, our business and prospects may be materially and adversely affected” on page 23 for details.

•

Significant risks exist in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us. See “Item 3. Key Information—Risk Factors—D. Risks Related to Our Business—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us” on pages 23-24 for details.

•

If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability. See “Item 3. Key Information—Risk Factors—D. Risks Related to Our Business—If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability” on page 25 for details.

•

Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed” on page 25 for details.

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. If the PRC government deems that the contractual arrangements with the VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages 40-43 for details.

•

We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership” on pages 43-44 for details.

•

Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations” on page 44 for details.

•

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected. See “Item 3. Key Information—Risk Factors—D. Risks Related to Our Corporate Structure—The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected” on page 44 for details.

Risks Related to Doing Business in China

•

Our operations in China are governed by PRC laws and regulations. Certain laws and regulations are relatively new and can change quickly with little advance notice. In addition, the interpretations and enforcement of many laws, regulations and rules are subject to changes, which may limit the available legal protections. Furthermore, the PRC administrative and court authorities have discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China could adversely affect us” on page 49.

•

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or common shares” on page 50.

•

The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take” on pages 53-54 for details.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 60 for details

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 60 for details

Risks Related to Our ADSs and Common Shares

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs and Common Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange” on pages 61-62 for details.

•

The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and/or ADSs. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs and Common Shares—The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and/or ADSs” on page 62 for details.

•

If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and/or ADSs securities could decline. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs and Common Shares—If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and/or ADSs securities could decline” on page 63 for details.

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

In compliance with the Alleviating Burden Opinion and its implementation measures, we have ceased offering K-9 Academic AST Services in China since the end of 2021. Such cessation had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022. In light of regulatory developments in China, in addition to the cessation of our K-9 Academic AST Services, we have made changes to our existing business, including closing of some of our schools and leaning centers and implementing staff optimization plan, while executing on new business strategies. The total number of schools and learning centers was 744 and 748 as of May 31, 2022 and 2023, respectively, as compared to 1,669 as of May 31, 2021.

We have shifted, and will continue to, shift our focus towards educational products and services that are not related to K-9 Academic AST Services, such as test preparation courses and educational materials and distribution, and explore other business opportunities by leveraging our brand recognition and educational resources accumulated over our operating history. For example, our new business initiatives include non-academic tutoring, intelligent learning systems and devices, study tours and research camps, educational materials and digitalized smart study solutions, as well as exam preparation courses designed to help students with junior college diplomas to obtain bachelor’s degrees. We may continue to operate in different geographic locations in China, which has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our continued nationwide operations will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. In addition, Koolearn.com, our online education platform, continues to expand its online educational offerings to adults and university students, and seeks business opportunities in new areas. In fiscal year 2022, East Buy (formerly known as Koolearn) established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products through livestreaming activities. East Buy has made notable progress in its sale of private label products and livestreaming e-commerce business in fiscal year 2023. We are also exploring business opportunities in culture and tourism market. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified teachers and management personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) for non-academic tutoring, local authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions; and (vi) other compliance requirements for the operation of after-school tutoring institutions, including without limitation that after-school tutoring institutions shall not provide tutoring services during national holidays, weekends and winter and summer breaks, and requirements on risk management and control over the pre-collection of fees by after-school tutoring institutions. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. Moreover, on February 8, 2022, the Chinese Ministry of Education, or the MOE issued its key tasks for 2022 on its website, which specifies that administration over academic subjects tutoring for students in grade ten to twelve shall be strictly implemented by reference to the relevant provisions regarding administration over academic subjects tutoring for students in compulsory education. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures, and there can be no assurance that we could fully comply with any further or detailed requirements regarding our academic tutoring services for students in grade ten to twelve in a timely manner, or at all. Any failure to comply with such requirements could subject us to fines, other penalties, refund to students and negative publicity, and in the worst case scenario, we may have to cease our academic tutoring services for students in grade ten to twelve, which could materially and adversely affect our business operation, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring” for more details.

To implement the Alleviating Burden Opinion, on September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. Moreover, in 2022, the MOE and other authorities further issued notices and opinions on regulating non-academic after school training institutions. In addition, in August 2023, the MOE issued the Interim Measures for Administrative Penalties on Off-campus Tutoring, which will become effective on October 15, 2023 and set out the general requirements for administrative penalties for illegal off-campus tutoring operated by any natural person, legal person or other organization that is offered to preschool children over 3 years of age, and primary and secondary school students. As these regulations and rules on implementing the Alleviating Burden Opinion are relatively new, their interpretation and implementation are subject to changes, we cannot assure you that we would not be required to take further actions regarding our tutoring services to comply with these regulations and rules, and there can be no assurance that we could fully comply with any further or detailed requirements regarding our tutoring services in a timely manner, or at all. Any failure to comply with such requirements could subject us to fines, other penalties, refund to students and negative publicity, and in the worst case scenario, we may have to cease our relevant tutoring services, which could materially and adversely affect our business operation, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring” for more details.

Our business, financial condition, results of operations and prospect have been, and may continue to be, materially and adversely affected by the actions we have taken to date to be in compliance with the Alleviating Burden Opinion and its implementation measures. We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. Among other things, we have ceased K-9 Academic AST Services in all of our schools and learning centers in China since the end of 2021, including closing of some of our schools and learning centers and implementing employee layoffs where necessary to maintain our continued operations. We have incurred considerable costs and expenses for the fiscal year ended May 31, 2022 resulting from termination of leases, dismissal of employees and other actions we have taken in light of the regulatory developments. Due to the complex and evolving regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations, policies and requirements imposed by local governmental authorities, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations, and negative publicity, investigations by governmental authorities, refund to students, revocation of certain permits and negative influence on our ongoing permit applications, each occurrence of which may materially and adversely affect our business, financial condition and results of operations.

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

Our net revenues decreased from US$4,276.5 million in the fiscal year ended May 31, 2021 to $3,105.2 million in the fiscal year ended May 31, 2022 and further to US$2,997.8 million in the fiscal year ended May 31, 2023. Any evaluation of our business and our prospects must be considered in light of the risks related to the recent change of regulatory policies on after-school tutoring services market. In addition, our past results may not be indicative of future performance because of the cessation of K9 Academic AST Services in the end of 2021 as well as any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. In addition to the fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

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

We have been involved in other claims and legal proceedings against us relating to infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of our programs, and may be subject to further claims in the future, particularly in light of the potential changes in the interpretation and application of intellectual property laws and regulations. Furthermore, if printed publications or other materials that we or our teachers author and/or distribute contain materials that government authorities find objectionable, these publications may have to be recalled, which could result in increased expenses, loss in revenues and adverse publicity. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our programs, services and products or be required to make changes to our course materials or websites. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our teaching, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial position.

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

We face significant competition in each industry we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

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

We also face intense competition from other livestreaming e-commerce players. Some of our competitors may have longer operating histories and greater financial, technical and marketing resources than we do or have an advantage in attracting and retaining consumers and business partners. In addition, our competitors may have larger consumer bases or more established brand names than we do and therefore would be able to more effectively leverage their consumer bases and brand names to conduct livestreaming activities and operate e-commerce business.

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

The worldwide outbreak of the COVID-19 pandemic has resulted in significant disruptions in the global economy. To contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including implementation of travel bans, blockade of transportation and closure of factories, facilities and businesses, and encouragement of remote working arrangements and cancellation of public activities. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, the Chinese local authorities reinstated similar emergency measures to contain further spread of COVID-19.

The COVID-19 pandemic affected many aspects of our business since 2020. In the first half of 2020, we stopped the operation of all learning centers nationwide and moved our offline classes to small size online live broadcasting classes through the in-house developed OMO (online-merge-offline) system, which has played a fundamental role in reducing the impact of COVID-19 outbreak on our services and operation. We gradually resumed our offline operations from June 2020. However, we again were required to close our learning centers in certain regions from time to time where new cases of COVID-19 were discovered between the end of 2020 and 2022. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. To the extent that potential future waves of COVID-19 disrupt school or learning center operations and semester schedules in China, we may face operational challenges with respect to continuing to offer our offline courses and services to our students and teachers. In addition, COVID-19 pandemic has had a material and adverse impact, both economically and socially, in other countries, including the United States, the United Kingdom, Canada and other study-abroad destinations popular among Chinese students. The duration and intensity of disruptions resulting from the COVID-19 outbreak in these countries, the extent and severity of new waves of outbreak in these countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, remain uncertain. As a result, Chinese students may be discouraged from pursuing study-abroad in the near future, if not longer, which in turn may negatively affect the demand for our overseas test preparation courses and overseas study consulting services. We cannot assure you that the COVID-19 pandemic can be eliminated completely. Moreover, more waves or a similar outbreak may occur, which could materially and adversely affect our business, financial condition, and results of operations.

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

We had experienced and may experience a decrease in our margins.

Many factors may cause our gross and net margins to decline. The regulatory developments regarding Academic AST Institutions’ after-school tutoring business had caused a decline in our gross and net margin. Our operating margin turned positive for the fiscal year ended May 31, 2023. However, there is no assurance that we will be able to maintain or improve our operating margin in the future. In addition, new businesses may not have the same margins as we had in the past, and new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. It is possible that our margins could decline in the future due to these factors.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments in educational business and some other services. Our test preparation courses tend to have the highest revenue in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because a significant number of students enroll in our courses during summer vacation to prepare for admissions and assessment tests. However, our expenses vary, and certain of our expenses do not necessarily correspond with changes in our student enrollments and revenues. For example, we make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year and we pay rent for our facilities based on the terms of the lease agreements. In addition, other factors beyond our control, including health epidemics and special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. For example, the COVID-19 pandemic since the beginning of 2020 had adversely affected our financial and operating results in the third and fourth fiscal quarters of 2020. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our common shares and/or ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

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

We carry goodwill and other intangible assets on our consolidated balance sheet. As a result, we may be required to recognize impairment losses with regard to intangible assets and goodwill. In accordance with ASC 350, Goodwill and Other Intangible Assets, the recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Any impairment losses for intangible assets and goodwill will adversely affect our results of operations and financial condition. We recorded US$28.9 million, nil and nil goodwill impairment losses for the years ended May 31, 2021, 2022 and 2023, respectively and recorded US$2.9 million, nil and nil intangible assets impairment losses for the years ended May 31, 2021, 2022 and 2023, respectively.

We are subject to fair value change for long-term investments and short-term investments and uncertainty due to the use of unobservable inputs.

Fluctuations in the fair value of long-term investments and short-term investments, due to market conditions or other reasons, may have an adverse impact on our results of operations. For example, we recorded a loss from fair value change of long-term investments in the fiscal year ended May 31, 2023 of US$0.9 million.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have expanded our offerings through internal development and external investments. Some of these operations have not generated significant or any profit to date, and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. For instance, in fiscal year 2022, East Buy (formerly known as Koolearn) established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products through livestreaming activities. East Buy has made notable progress in its sale of private label products and livestreaming e-commerce business in fiscal year 2023. We cannot assure you that the livestreaming events through East Buy will continue to be popular and generate increasing net income as we expect. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

The continuing efforts of our senior management team and other key personnel are important to our success, and our business may be harmed if we lose their services.

It is important for us to have the continuing services of our senior management team, in particular, Mr. Michael Minhong Yu, our founder and executive chairman, who has been our leader since our inception in 1993. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily, and our business may be disrupted. Competition for experienced management personnel in the private education sector and influential livestreaming hosts in our livestreaming e-commerce business is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals.

We generate a significant portion of our revenues from certain cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We derived a significant portion of our total net revenues for the fiscal year ended May 31, 2023 from our operations in Beijing, Hangzhou, Guangzhou and Nanjing, and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected. For example, the COVID-19 resurgence caused by the Omicron variants in 2022 adversely affected our operations in certain cities in China. See “Risks Related to Our Business—Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.”

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2023, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our common shares and/or ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, which became effective on September 1, 2021, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issue by any Protection Departments and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion within their scope of authority in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. In November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As advised by our PRC legal counsel, Tian Yuan Law Firm, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs, are not required to go through a cybersecurity review by CAC for our previous issuance of securities to foreign investors.

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

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. We have applied for a security assessment by the CAC regarding the cross-border transfer of certain data in our business operations in accordance with the Measures on Security Assessment of the Cross-border Transfer of Data. However, since these measures are relatively new, the interpretation and implementation of these measures in practice are subject to changes, including the assessment result by the CAC.

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs and/or common shares. Furthermore, based on the facts that (i) the Draft Data Security Regulations and Draft Amendment to PRC Cybersecurity Law have not been formally adopted, and the implementation and interpretation of both are subject to changes, (ii) we have not been involved in any investigations on cybersecurity review initiated by the CAC, nor have we received any inquiry, notice, warning, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects, and based on the advice of our PRC legal counsel, Tian Yuan Law Firm, except as otherwise disclosed in “—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business”, our business operations are compliant with the permission and approval requirements of the CAC in all material respects. We have taken and will continue to take reasonable measures to comply with such laws and regulations. The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. We expect the regulations over cybersecurity, data protection, personal information protection and privacy in the PRC to become increasingly more stringent. We cannot assure you that we can adapt our operations to the requirements promptly. We also cannot assure you that our employees would not violate any PRC laws and regulations regarding the protection of personal information and other data and cybersecurity. If we or any of our employees are not able to comply with the cybersecurity, network data security and personal information protection requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, or litigation against us by consumer advocacy groups or others, criminal allegations or negative publicity, which could materially and adversely affect our business and results of operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Privacy, Data Protection and Cybersecurity.”

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

We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our customers, our competitors, or other entities. These claims could be asserted under a variety of laws, including but not limited to intellectual property laws, labor and employment laws, securities laws, contract laws, property laws, and employee benefit laws. As a publicly-listed company, we may also face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. See “—Risks Related to Our Business—We and certain of our directors and officers have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.” There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.

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

As East Buy sells food and other products under the brand name East Buy (东方甄选), food safety and product quality are critical to East Buy’s reputation and business success. The PRC Food Safety Law and PRC Product Quality Law along with related regulations provide for a series of obligations and restrictions on food and other product distributers. Although East Buy implements quality control standards and measures throughout its entire operating processes, there is no assurance that East Buy’s quality control systems will prove to be effective at all times, or that it can identify any defects in our quality control systems in a timely manner. East Buy also conducts livestreaming events on Douyin and its own App and sells product online, and therefore needs to comply with online livestreaming and online sales related regulations. For instance, according to the Online Livestreaming Service Administrative Measures, it is prohibited to publish information that endanger national security or infringe third-party rights. In addition, the Trial Administrative Measures for Online Livestreaming Sales and Marketing issued on April 23, 2021 and effective from May 25, 2021 stipulate that, among others, online livestreaming channel operators have the obligation to ensure the information provided are genuine and complies with laws, and such online livestreaming channel operators shall also check and record information regarding the products and suppliers. Furthermore, the Online Trading Supervision and Management Measures requires the online trading operators who collect and use consumers’ personal information should announce their policies on collection and use of such information and should not collect and use such information in breach of laws or regulations or any agreement between the parties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Food Safety,” “—Regulations Relating to Product Quality,” and “—Regulations Relating to Online Livestreaming and Online Sales” for more details. We cannot assure you that East Buy fully complies with the laws and regulations in the food safety and product quality regime and the online sales and online livestreaming industry at a timely manner, or at all. Failure to comply with these laws and regulations, or maintain the safety and quality of the products East Buy distributes may subject it to fines, penalties or other administrative measures, or liability claims or damage of East Buy (东方甄选) brand and reputation.

Any deterioration in our relationship with certain social media platforms may adversely affect our prospects and business operations of East Buy.

East Buy has benefited from our collaborations with social media platforms, in particular, Douyin, and we expect to continue to be reliant on them for the foreseeable future. East Buy’s content capability, branding, innovative capacity and product supply chain capability have attracted a large number of high-quality customers for the private label products and livestreaming e-commerce ecosystem. Leveraging our collaboration with Douyin, East Buy has also benefited from the comprehensive support offered by Douyin. The GMV generated from Douyin represented a majority of East Buy’s total GMV for the fiscal year ended May 31, 2023. We cannot assure you that we will continue to maintain our cooperative relationships with Douyin or other social media platforms and their respective affiliates in the future. We may not be able to successfully extend or renew our business cooperation with social media platforms on commercially reasonable terms or at all and may therefore be prohibited or restricted to conduct relevant business. This could materially disrupt our operations of East Buy and result in significant alternative expenses, which could adversely affect our reputation, business, financial condition and results of operations.

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

PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. As a result, we conduct substantially all of our business in China through contractual arrangements between our wholly-owned subsidiaries in China, and the VIEs and their shareholders

We are a Cayman Islands exempted company with no equity ownership in the VIEs. We conduct substantially all of our business in China through a series of contractual arrangements with New Oriental China and its schools and subsidiaries and New Oriental China’s shareholder. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries; (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion. We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder.”

In addition, foreign ownership in entities provided value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. Moreover, foreign ownership in entities providing production and operation of radio and television programs services is prohibited under the current PRC laws and regulations. To ensure compliance with the PRC laws and regulations, our online education business and online livestreaming business are operated by our majority-owned subsidiary, East Buy Holding Limited, or East Buy, through a series of contractual arrangements with Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Beijing Xuncheng, and its subsidiaries and then shareholders. These contractual arrangements enable East Buy to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Xuncheng and its subsidiaries; (2) receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiaries in consideration for the services provided by East Buy’s wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion. We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.” Investors in our common shares or the ADSs thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our shares may decline in value or if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

Tian Yuan Law Firm, our PRC legal counsel, is of the opinion that:

•

(i) the corporate structure of New Oriental China and its schools and subsidiaries and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries and the wholly-owned subsidiaries of East Buy in China are not in violation of existing PRC laws and regulations; and

•

(i) the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China, and (ii) the contractual arrangements among East Buy’s wholly-owned subsidiaries in China, Beijing Xuncheng and its subsidiaries and then shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

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

The Preschool Opinions also provide that private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are prohibited from investing in for-profit kindergartens using funds from the capital market and acquiring for-profit kindergarten assets with stock or cash consideration. As advised by our PRC legal counsel, Tian Yuan Law Firm, the prohibition of private kindergartens from listing as public companies shall not have retrospective effect on private kindergartens that are already operated by a listed company prior to the promulgation of the Preschool Opinions, and as we have been a public company since 2006, our kindergartens do not fall within “listing as public companies by themselves or through packaging with other assets.” After the promulgation of the Preschool Opinions, we did not make any investment in for-profit kindergartens using funds from the capital market or acquire any for-profit kindergartens assets with stock or cash consideration in order to comply with the Preschool Opinions. The contribution of kindergartens have been immaterial to our business, we derived less than 1% of our total net revenues from our kindergartens for each of the fiscal years ended May 31, 2021, 2022 and 2023. Based on the foregoing, our PRC legal counsel is of the view that the restrictions of the Preschool Opinions on the investment in or acquisition of for-profit kindergartens would not materially and negatively impact our business and operations.

We have been advised by our PRC legal counsel, however, that the interpretation and application of current and future PRC laws and regulations are subject to changes. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, if the relevant government authorities take a different view from ours on the Preschool Opinions and determine that our for-profit and/or non-profit kindergartens shall be excluded from our company, we may be requested to unwind the contractual arrangements for some or all of our kindergartens. In addition, although we believe the provision of digital educational resources through our intelligent learning systems and devices shall not be considered as after-school tutoring activities, and we have not received any notice from the competent government authorities indicating that such activities are deemed as after-school tutoring activities, we cannot assure you that the competent government authorities will not take a contrary view to ours. In the event that the provision of digital academic educational resources through our intelligent learning systems and devices is deemed as after-school tutoring activities, the academic educational resources provided by our intelligent learning systems and devices to K-9 students shall comply with all regulations related to academic after-school tutoring, including, among others, the Alleviating Burden Opinion. Our PRC operating entities of the intelligent learning systems and devices may then be deemed as Academic AST Institutions, and these entities will be prohibited from being controlled by us as the Alleviating Burden Opinion prohibits foreign ownership in Academic AST Institutions, including through contractual arrangements. Under such circumstances, we may be requested to unwind the contractual arrangements with respect to the operating entities of intelligent learning systems and devices.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, whether and how the Foreign Investment Law promulgated in March 2019, which came into effect on January 1, 2020, will impact the viability of our current corporate structure, corporate governance and business operations. See “Risks Related to Doing Business in China—The interpretation and implementation of the Foreign Investment Law are subject to changes and it remains uncertain as to how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

We have been further advised by our PRC legal counsel that if we and/or any of our PRC subsidiaries or consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have wide discretion within their scope of authority in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or consolidated affiliated entities;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and the consolidated affiliated entities;

•	restricting our right to collect revenues or limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring us to restructure our corporate structure or operations;

•	restricting or prohibiting our use of the proceeds of our future offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of the consolidated affiliated entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the consolidated affiliated entities, we may not be able to consolidate the consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the variable interest entities, their respective subsidiaries and/or schools and their respective shareholders to operate substantially all of our education business. These contractual arrangements is not as effective in providing us with control over the variable interest entities as direct ownership. From the legal perspective, if the variable interest entities, any of their subsidiaries and/or schools or their shareholders fails to perform its respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if Beijing Century Friendship Education Investment Co., Ltd., or Century Friendship, the sole shareholder of New Oriental China, were to refuse to transfer its equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to the option agreement, or if it otherwise acts in bad faith toward us, then we may have to take legal action to compel it to fulfill its contractual obligations, which could be time consuming and costly.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. Our contractual agreements have not been tested in a court of law. As a result, it is difficult to predict the outcome of legal proceedings regarding enforcement of these contractual agreements. In the fiscal years ended May 31, 2021, 2022 and 2023, the consolidated affiliated entities contributed in aggregate 99.9%, 99.6% and 99.5%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP.

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

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected

New Oriental China is the sole shareholder of Beijing Xuncheng as of May 31, 2023. New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 12.2% of our total common shares issued and outstanding as of September 15, 2023. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or cause Beijing Xuncheng and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Laws, regulations and policies governing PRC private education are subject to ongoing changes, which may materially affect our ability to operate private schools. For example, the Alleviating Burden Opinion has brought and will continuously bring significant impact on our operation. See “—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us” In November 2018, the Central Committee of the Communist Party of China and the State Council issued the Preschool Opinions. In January 2019, the General Office of the State Council issued the Circular on Initiating the Rectification. It is uncertain as to how the Preschool Opinions and the Circular on Initiating the Rectification will be interpreted and implemented. To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be adversely affected. See “—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In addition, under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiaries in China and the VIEs, do not represent an arm’s-length price and adjust the consolidated affiliated entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the consolidated affiliated entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to the consolidated affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends from our wholly-owned subsidiaries in China and service and other fees paid to our wholly-owned subsidiaries by New Oriental China and its schools and subsidiaries for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and New Oriental China and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and New Oriental China and its schools and subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, at the end of each fiscal year, every private school under the classification system of requiring reasonable returns and not requiring reasonable returns in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. At the end of each fiscal year, every private school under the classification system of for-profit and non-profit is required to allocate a certain amount to its development fund for the development of the school. In the case of a for-profit private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount shall be equal to no less than 10% of the audited annual increase in the unrestricted net assets of the school, if any. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of New Oriental China and its schools and subsidiaries to make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

To comply with PRC laws and regulations relating to foreign ownership restrictions in the education business and value-added telecommunication services, we currently conduct substantially all of our operations in China through (i) contractual arrangements with New Oriental China and its schools and subsidiaries as well as its shareholder, and (ii) contractual arrangements with Beijing Xuncheng, a wholly-owned subsidiary of New Oriental China, and its subsidiaries as well as its shareholder. As part of these arrangements, New Oriental China and its schools and subsidiaries hold assets that are important to the operation of our business.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, regulation of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also regulates over China’s economic growth through allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government regulation over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010. COVID-19 has had an adverse impact on the Chinese economy in 2022. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or PRC economy.

COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. Even before the outbreak of the COVID-19, the global macroeconomic environment was facing numerous challenges. The growth of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including problems that may arise from the unwinding of those policies. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. This conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

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

Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China could adversely affect us

Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. As China is a fast-growing economy, China is in the process of developing fully integrated legal system in order to regulate different aspects of economic activities and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In addition, the PRC legal system is based in part on government policies and internal rules and interpretations (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be fully compliant with these laws, regulations and policies, as well as their interpretations and implementations. In addition, any litigation in China may be time-consuming and may result in substantial costs and diversion of resources and management attention from the operation of our business.

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

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

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

It remains uncertain how PRC government authorities will regulate overseas listing in general in the future and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The interpretation and implementation of the Foreign Investment Law are subject to changes and it remains uncertain as to how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

Its interpretation and implementation are subject to changes, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our websites.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other relevant licenses, and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites and our Apps, including those used for our online education business and sale of private label products and livestreaming e-commerce business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.

Under PRC laws and regulations, training schools are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Alleviating Burden Opinion and the State Council Circular 80, institutions providing after-school tutoring services on academic subjects shall obtain the private school operation permit. The State Council Circular 80 and the Amended Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local governmental authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operation permit. We have obtained the private school operation permits as required, or are otherwise in the process of applying for such operation permits in accordance with the local rules and policies. Furthermore, the Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, however, it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining operation permits, regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures. In addition, our online education business and e-commerce business are operated by our majority-owned subsidiary, East Buy, and we are required to obtain a number of licenses, permits and approvals in order to provide such services. For example, we have obtained ICP license, Food Operation License, Permit for Operating Publications and Commercial Performance Permit.

Our business is also subject to various health, safety, food and other regulations that affect various aspects of our business and we must obtain various licenses and permits under these regulations for our operations. We have been making efforts to ensure compliance with applicable rules and regulations in all material respects. In addition, we follow internal guidelines to make necessary registrations and filings and obtain necessary licenses and permits on a timely basis. However, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments. There is also no assurance that such permits will be renewed on a timely basis, or at all, or that we will be able to update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. For example, some of our kindergartens are in the process of renewing healthcare licenses or food operation licenses. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we current operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations. In addition, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the consolidated affiliated entities, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our services and our business, financial condition and operational results may be materially and adversely affected.

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

We face regulatory measures in China concerning our employees’ participation in our share incentive plan.

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

On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities.

Furthermore, on February 25, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking offering and listing of securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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

The PRC government imposes controls on the convertibility between the RMB and foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income at the holding company level may be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and New Oriental China and its schools and subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as direct investments, repayments of loans or investments in securities outside the PRC. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. As a result, the funds in our PRC subsidiaries or the consolidated affiliated entities in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated affiliated entities by the PRC government on currency conversion. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

A “high and new technology enterprise” is entitled to a favorable enterprise income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Eight of our wholly-owned subsidiaries in China, including Beijing Smart Wood Technology Co., Ltd., or Beijing Smart Wood, Beijing Pioneer Technology Co., Ltd., or Beijing Pioneer, and six other subsidiaries, are qualified as “high and new technology enterprises.” Beijing Hewstone Technology Co., Ltd., or Beijing Hewstone and Beijing Decision Education & Consulting Co., Ltd., or Beijing Decision are in the process of renewing their qualification of “high and new technology enterprises.” Once the renewals are completed, these subsidiaries will be eligible for a favorable enterprise income tax rate of 15% starting from January 1, 2023. An enterprise that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning in the enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Four of our wholly-owned subsidiaries in China, Beijing Chuangying Oriental Technology Co., Ltd., or Beijing Chuangying, Beijing Zhiyuan Hangcheng Technology Co., Ltd., or Beijing Zhiyuan Hangcheng, and other two subsidiaries are qualified as “software enterprises.” See “ Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.”

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

If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected.

The relevant laws and regulations in China related to the online industry are relatively new and still evolving, and their interpretation and enforcement are subject to changes. As a result, in certain circumstances it may be difficult to determine whether a certain license requirement applies to us and what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, according to the Administrative Provisions on Internet Audio-Visual Program Service, the dissemination of “Audio-visual Programs” through internet is subject to the specific license. However, due to the ambiguity of the definition of “Audio-visual Programs”, there is uncertainty as to whether our online business falls within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs. In addition, pursuant to the Administrative Measures on the Production and Operation of Radio and Television Programs, the production of “Radio and Television Programs” requires the Permit for Production and Operation of Radio and TV Programs. Due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online business falls within such definition. In addition, the interpretation of “online publishing service” remains uncertain. The online distribution of content, including our course materials, may be regarded as an “online publishing service” and we may be required to obtain an Online Publishing License. If the government authorities deem printing and providing physical learning materials to users as “publishing” or “publication distribution,” we may be required to obtain a Permit for Operating Publications. Information posted on our mobile apps and websites may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as “Internet news information services” and therefore we may be required to obtain Internet news information licenses. Further, there is no definition of “online education activities” under the Amended Implementation Rules. If our online learning contents and products are deemed as “online education activities” under the Amended Implementation Rules, certain of our operating entities may be required to obtain a private school operating permit. Moreover, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps issued jointly by the MOE with certain other PRC government authorities on August 10, 2019, or the Opinions on Educational Apps, require that mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Education Apps, complete filings with competent provincial regulatory authorities for education. Following the issuance of the Opinions on Educational Apps, we completed filings for our Education Apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the MOE require all Educational Apps that have completed filings prior to the effective date of the Alleviating Burden Opinion to be re-submit filings to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion. As of the date of this annual report, we have already re-submitted filings or are otherwise in the process of re-submitting filings for our Educational Apps. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be blacklisted by the MOE or its local counterparts and prohibited from submitting any filings for six months, or may be subject to fines, regulatory orders to suspend our or the consolidated VIEs’ operations or other regulatory and disciplinary sanctions. Furthermore, although we have obtained ICP Licenses, which specifically permit us to provide certain internet information services, due to potential changes with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP Licenses cover all the telecommunication services we currently provide, and in the event that our ICP Licenses are found not to cover all the telecommunication services we currently provide, we may be required to obtain additional Value-Added Telecommunications Business Operating Licenses or to update our existing ICP Licenses. In addition, the Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture operation license, or Internet Culture Operation License, from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products. On May 14, 2019, the General Office of the Ministry of Culture promulgated the Notice on Adjusting the Scope of Internet Culture Operation License and Further Standardizing the Approval Work, which provides that activities including online performances fall in the scope of Internet Culture Operation License and further clarifies that educational live streaming activities are not online performances. Therefore, we are not required to obtain the Internet Culture Operation License for our online tutoring business. According to the Q&A posted on the website of Ministry of Culture and Tourism of the PRC (the “Q&A”), if the main content of the livestreaming activities features on sale of goods, such livestreaming activities do not fall within the scope of internet culture activities, no Internet Culture Operation License is required. Since our livestreaming e-commerce business through East Buy is for providing the sale of agricultural and other products, we are not required to obtain the Internet Culture Operation License for our livestreaming e-commerce business. However, given the potential changes in the interpretation and application of existing PRC laws and regulations, we may be required to obtain the Internet Culture Operation License for business operations in the future.

We cannot assure that the competent PRC government authorities will not subsequently take a contrary view, especially in light of new regulatory developments. If the government authorities determine that our online tutoring services fall within the scope of business operations that require the above-mentioned licenses or other licenses or permits, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all, and failure to obtain such licenses or permits may subject us to fines, legal sanctions or an order to suspend our online tutoring services, which will materially and adversely affect our business operation.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On October 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended May 31, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended May 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

In China, there are more legal procedures to go through in order to obtain information needed for regulatory investigations or litigation initiated outside China, compared with legal procedures needed for obtaining information regarding investigations or litigation initiated inside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by our shareholders in protecting their interests.

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

Our articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a qualifying issuer (the “10% Requisition Right”), but our articles of association provide that at least one-third of the aggregate voting power of our company is required to convene an extraordinary general meeting. In March 2021, we revised our articles of association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules, including adding the 10% Requisition Right in our articles of association.

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

The market prices of our ADSs and common shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on NYSE from June 1, 2022 to September 21, 2023 were US$12.60 and US$58.70, respectively. Likewise, the high and low closing prices on the Hong Kong Stock Exchange from June 1, 2022 to September 21, 2023 were HK$10.10 and HK$46.40, respectively. The market price of our ADSs and/or our common shares is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

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

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

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

We believe that we were a “passive foreign investment company” for United States federal income tax purposes for the taxable year ended May 31, 2023, which could result in significant adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either, (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our combined financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended May 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) in our ADSs and/or common shares will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. U.S. Holders of our ADSs or common shares are urged to consult their tax advisors concerning the United States federal income tax consequences if we are classified as a PFIC for any taxable year. See the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation —Passive Foreign Investment Company Rules” concerning the U.S. federal income tax consequences if we are or become classified as a PFIC.

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

Beijing Xuncheng, a then majority-owned subsidiary of New Oriental China, which operates our several online education platforms together with its subsidiaries, one of which is koolearn.com, listed its shares on the National Equities Exchange and Quotations in China for trading from March 21, 2017 to February 14, 2018 whereby it completed a voluntary delisting from the National Equities Exchange and Quotations. Subsequent to its delisting, Beijing Xuncheng went through a series of restructuring transactions and became a variable interest entity controlled by Koolearn Technology Holding Limited, or Koolearn, a majority-owned subsidiary of our offshore holding company. On March 28, 2019, Koolearn completed its initial public offering and the listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited. In February 2023, the English name of Koolearn has been changed from “Koolearn Technology Holding Limited” to “East Buy Holding Limited.”

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

On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. Our board of directors further authorized to extend the share repurchase program launched in July 2022 by twelve months through May 31, 2024.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 78 cities in China.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at http://investor.neworiental.org. The information contained on our website is not a part of this annual report.

B.	Business Overview

Our Network

We deliver our comprehensive educational programs, services and products to students across China through our nationwide physical network of schools, learning centers and bookstores, as well as our pure-play online learning platforms. As of May 31, 2023, we had a physical network of 85 schools and 663 learning centers in 78 cities and approximately 26,600 teachers. We deliver online courses through our online learning platforms, including Koolearn.com, our comprehensive online education and other services platform. Powered by our OMO system, we have combined our offline network with online technologies and adopted different business models tailored to students in different locations to facilitate our operational efficiency. For example, for students in most cities, we primarily deliver courses in offline classroom settings, supported with interactive online learning components. For students in lower-tier cities, we broadcast courses delivered by well-known teachers from top-tier cities through our OMO system, and the local assistant lecturers monitor and provide in-person guidance and interactions with students onsite.

We distribute and sell books and other educational materials developed or licensed by us through our distribution channels, which consist of bookstores operated by us and third-party distributors. As of May 31, 2023, we had nine bookstores operated by us, and 241 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, who we believe have been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals.

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

We have ceased our K-9 Academic AST Services since the end of 2021 and closed certain schools and learning centers in connection with the cessation of our K-9 Academic AST Services. The following table sets forth information about the locations of our schools, learning centers and bookstores as of May 31, 2023.

	Number of Schools	Number of learning centers	Number of bookstores
Beijing	5	20	1
Shanghai	1	26	1
Guangzhou	1	39	1
Wuhan	1	26	1
Yangzhou	1	4	—
Tianjin	1	15	—
Xi’ an	1	24	1
Nanjing	2	41	—
Shenyang	1	9	—
Chongqing	1	22	1
Chengdu	1	23	—
Shenzhen	1	16	—
Xiangyang	1	7	—
Taiyuan	1	21	—
Haerbin	1	6	1
Changsha	1	23	—
Jinan	1	20	—
Zhengzhou	1	16	—
Hangzhou	1	46	—
Changchun	1	18	1
Shijiazhuang	1	11	—
Suzhou	2	33	—
Hefei	1	26	—
Kunming	1	6	—
Wuxi	1	14	—
Foshan	1	5	—
Fuzhou	1	20	—
Nanchang	1	11	—
Dalian	1	7	—
Lanzhou	1	8	1
Huangshi	1	—	—
Ningbo	1	3	—
Xiamen	1	15	—
Qingdao	2	19	—
Nanning	1	4	—
Xuzhou	1	4	—
Zhenjiang	1	5	—
Luoyang	1	3	—
Nantong	1	2	—
Hohhot	1	5	—
Jilin	1	—	—
Guiyang	1	1	—
Tangshan	1	6	—
Urumqi	1	2	—
Shiyan	1	—	—
Quanzhou	1	3	—
Wenzhou	1	3	—
Weifang	1	4	—
Zhuhai	1	3	—
Baoding	1	3	—
Yantai	1	4	—
Kaifeng	1	—	—
Handan	1	—	—
Nanyang	1	—	—

	Number of Schools	Number of learning centers	Number of bookstores
Shaoxing	1	3	—
Huzhou	1	—	—
Hong Kong	1	—	—
Yancheng	1	—	—
Jiaozuo	1	1	—
Dongguan	1	2	—
Haikou	1	—	—
Yiwu	1	—	—
Xining	1	—	—
Mianyang	1	—	—
Changshu	1	—	—
Jinzhong	1	—	—
Huizhou	1	—	—
Chengde	1	—	—
Zhangjiagang	1	—	—
Zhumadian	1	—	—
Weihai	1	—	—
Xuchang	1	—	—
Changzhou	1	—	—
Huaian	1	3	—
Taizhou	1	1	—
Wuhu	1	—	—
Langfang	1	—	—
Kunshan	1	1	—

Total	85	663	9

Our Programs, Services and Products

We provide a wide variety of educational programs, services and products. We deliver education to our students in traditional classroom setting, in a combination of online and offline classroom setting, and through our pure-play online platforms. Other than kindergartens, our classroom-based courses are generally designed to be completed in 2 to 16 weeks. Course fees are determined based on factors such as the length of the course, the size and the subject of the class, and the geographic location of the school. We offer flexible class sizes for our courses, including larger classes that range from 6 to 50 students per class and small classes that range from one to five students per class. In addition, we conduct the sale of private label products and livestreaming e-commerce business through East Buy. Our program, service and product offerings include six major areas: test preparation courses; non-academic tutoring; intelligent learning system and devices; private label products and livestreaming e-commerce business, and online education through East Buy; overseas study consulting services; and educational materials and distribution. In compliance with the Alleviating Burden Opinion and applicable rules, regulations and measures, we have ceased offering K-9 Academic AST Services in China since the end of 2021. We deconsolidated Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School, two private schools that provide compulsory education, from our company in September 2021 in compliance with Amended Implementation Rules for the Private Education Law.

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

In our fiscal year ended May 31, 2023, we had approximately 495,000 student enrollments in our test preparation courses, of which approximately 284,000 were in overseas test preparation courses, and 211,000 were in PRC test preparation courses. Our test preparation courses generally range from 6 to 40 students per class. We also have students from our overseas test preparation courses that take our small class, in particular 1-on-1, tutoring courses. Our students typically enroll in a 40 to 300 hour program with classes meeting one to six times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from approximately RMB1,500 to RMB43,800 per course, as overseas test preparation courses generally have higher course fees.

Non-Academic Tutoring

We started to expand our non-academic tutoring courses in 2021, which focuses on cultivating students’ innovative and comprehensive abilities. Our courses have been well-received by students since launch and we have rolled out non-academic tutoring courses in around 60 cities in China. In our fiscal year ended May 31, 2023, we had approximately 1,621,000 student enrollments in our non-academic tutoring courses.

Intelligent Learning Systems and Devices

We launched our intelligent learning systems and devices in 2021, which are designed to provide a tailored digital learning experience for students. Leveraging our advanced data and technology capabilities with our abundant teaching experience, together with our teachers that monitor and assess the learning curve of each student from our backend system, we provide customized and personalized learning materials and exercises for students. This innovative educational service not only improves students’ learning efficiency, but also cultivates students’ proactive learning habits. Our intelligent learning systems and devices have been tested and adopted in nearly 60 cities in China, and we had 183,000 active paid users in the fiscal year ended May 31, 2023. The contribution of intelligent learning systems and devices has been immaterial to our business for the fiscal year ended May 31, 2023.

Private Label Products and Livestreaming E-commerce Business, and Online Education through East Buy

Private Label Products and Livestreaming E-commerce Business

Leveraging on the technology developed for our original live-broadcast classrooms and with our existing team of talents, East Buy established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products in fiscal year 2022. Since December 2021, East Buy began to pilot livestreaming events on certain short-video platforms, such as Douyin. We provide a wide selection of high quality agricultural and other products through our supply chain management system and diversified cooperation with different third parties. We also provide a number of private label products under East Buy brand, including fresh foods, juice, coffee, tea, bedding, among others. We have a team of livestreaming hosts and have developed an array of livestreaming channels, such as East Buy (东方甄选), East Buy Book (东方甄选图书号), East Buy Private Label Products (东方甄选自营产品), and East Buy Beautiful Life (东方甄选美丽生活), focusing on different product categories.

Online Education

We commenced our online education services in 2005 through the Koolearn.com platform as one of the earliest online education providers in China. We have since evolved into a comprehensive online education services provider under East Buy Holding Limited (formerly known as Koolearn Technology Holding Limited), our majority-owned subsidiary, and offer comprehensive online education courses to students through Koolearn.com, including college educational services. Our college educational services primarily include college test preparation, overseas test preparation, and English language learning, targeted to college students and working professionals preparing for standardized tests or seeking to improve their English language proficiency. We offer our courses and programs in multiple formats, including live and pre-recorded courses in different class sizes. In addition, we also use our online education modules to provide educational content packages to schools and institutional customers such as universities, public libraries, telecom operators and online video streaming providers.

Overseas Study Consulting Services

Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel and assist students with the immigration process for overseas studies, such as obtaining visas and arranging housing.

Educational Materials and Distribution

We develop and edit educational materials for language training and test preparation and distribute these materials through various distribution channels, consisting of our bookstores as well as third-party distributors. In our fiscal year ended May 31, 2023, we developed and edited approximately 516 titles and distributed approximately 17.0 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in different education areas.

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

Our Teachers

We have a team of passionate and high quality teachers that are essential to our success. We have established well-developed methods for hiring, training and retaining qualified teachers, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy, as well as a competitive base salary coupled with performance-based bonuses. We believe that our competitive and incentivizing remuneration package, career advancement opportunities, and systematic teacher training programs allow us to recruit, train and retain top quality teachers in the industry. As of May 31, 2023, we employed approximately 26,600 teachers, many of whom are from top universities in China or have studied overseas. Our teachers consist primarily of full-time teachers, and to a lesser extent, contract teachers. The number of contract teachers we employ may be subject to seasonal fluctuations as we tend to have more student enrollments in our test preparation courses during summer school holidays.

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

Our Proprietary Teaching Content and Methodologies

We emphasize the quality of our teaching content which is crucial to the effectiveness of our teaching methodologies. We had approximately 1,400 personnel involved in our content development as of May 31, 2023. Our proprietary seven-step teaching method ensures that we standardize and maintain consistent teaching quality across our educational services. We develop our proprietary educational materials for our language training and test preparation courses, and leverage our big data algorithms and massive student data base to tailor course materials based on student learning behavior and performance. We continuously update our educational materials and expand our course offerings to ensure we stay abreast of the latest education trends. In addition, we distinguish ourselves from our competitors by publishing our in-house developed educational materials via partnerships with international education content providers, which enables us to increase market share in the competitive private education industry.

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

We employ the following marketing and student acquisition channels to attract new and retain existing students:

Referrals. With nearly 30 years of operating history, we have successfully established “New Oriental” as one of the most trusted brands with well-established brand recognition in the private education industry. We have focused on delivering high quality and differentiated educational services and products to across two generations of students in China. Our strong brand has allowed us to generate significant organic growth in student enrollments through word-of-mouth referrals. We expect our student enrollments to continue to grow from referrals through our extensive network of students and alumni.

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

In addition, we face intense competition from other livestreaming e-commerce players. Some of our competitors may have longer operating histories and greater financial, technical and marketing resources than we do or have an advantage in attracting and retaining consumers and business partners. In addition, our competitors may have larger consumer bases or more established brand names than we do and therefore would be able to more effectively leverage their consumer bases and brand names to conduct livestreaming activities and operate e-commerce business.

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our operations, primarily due to seasonal changes in student enrollments in educational business and some other services. Our test preparation courses tend to have the highest revenue in our first fiscal quarter, which runs from June 1 to August 31 of each year, primarily because a significant number of students enroll in our courses during the summer vacation to prepare for admissions and assessment tests. We expect quarterly fluctuations in our revenues and results of operations to continue.

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

•

online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant private school operation permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities; and

•

every private school is required to allocate a certain amount to its development fund for the development of the school. In the case of a for-profit private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount shall be equal to no less than 10% of the audited annual increase in the unrestricted net assets of the school, if any.

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

On September 27, 2021, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the model form of service contract for after-school training activities provided to primary and secondary school students. The model form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

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

On November 21, 2022, the MOE and relevant authorities published the Opinions on Strengthening the Prevention and Administration of Invisible and Variant Tutoring on Academic Subjects, which stipulates that competent government authority will strengthen control and supervision over key locations such as commercial buildings and residential areas where there is a high incidence of illegal after-school tutoring, and institutions and individuals who engage in illegal after-school tutoring will be subject to penalties.

On November 23, 2022, the MOE published on its website the Provisional Measures for Administrative Penalties on After-School Tutoring (Draft for Comments) to solicit for public comments, which stipulates that individuals, legal entities or organizations that conduct after-school tutoring in violation of the Provisional Measures for Administrative Penalties on After-School Tutoring may be subject to order of rectification, warning, fines, penalties, and other regulatory measures.

On November 30, 2022, the MOE and relevant authorities published Opinions on Regulation of Non-Academic After-School Tutoring for Primary and Secondary School Students, which provide that, among others, (i) local governments shall identify corresponding competent authorities for different tutoring categories and set forth basic standards; (ii) non-academic tutoring institutions shall comply with requirements relating to premise, facilities, fire safety, environment protection and food safety; (iii) practitioners shall have corresponding capability or certificates for different tutoring categories, and tutoring institutions shall not solicit or recruit primary and secondary school teachers; (iv) non-academic online tutoring institutions shall obtain certificates issued by provincial government authorities; (v) class times shall not conflict with the teaching time of the local primary and secondary schools, and offline after-school trainings shall end no later than 8:30 p.m. and online live trainings shall end no later than 9:00 p.m.; and (vi) tuition fees collected by a tutoring institution shall not be collected in a lump sum for more than 60 course sessions, or for a course length of more than three months, or for more than 5,000 RMB, and tutoring institutions shall open a special bank account for the tuition fees and file the account information and other required information with government authorities. In addition, any violation under such opinions of a non-academic after-school tutoring institution shall be rectified accordingly by the end of June 2023.

On August 23, 2023, the MOE issued Interim Measures for Administrative Penalties on Off-campus Tutoring, or the Interim Measures on Off-campus Tutoring, which will become effective on October 15, 2023. The Interim Measures on Off-campus Tutoring set out the general requirements for administrative penalties for illegal off-campus tutoring operated by any natural person, legal person or other organization that is offered to preschool children over 3 years of age, and primary and secondary school students. The Interim Measures on Off-campus Tutoring provides that the following circumstances shall constitute illegal off-campus tutoring, and relevant natural person, legal person or other organization conducting such illegal off-campus tutoring may be subject to various administrative penalties, such as orders to rectify or cease tutoring activities, returning fees charged, revocation of operation approval, warning, criticism and fines: (i) any natural person, legal person or other organization carries out after-school tutoring without requisite private school operating permit and meets certain conditions, including having a specific tutoring facility for offline tutoring activities or a specific website or application for online tutoring activities, two or more tutoring personnel and corresponding organizational structure and division of work; (ii) any natural person, legal person or other organization carries out certain after-school academic tutoring activities in a disguised form without meeting the conditions as prescribed above but also without a private school operating permit; (iii) any after-school tutoring institution carries out after-school tutoring beyond the scope of its private school operating permit; (iv) any after-school tutoring institution carries out after-school tutoring in violation of applicable laws and regulations; (v) any after-school tutoring institution has the problem of disorganized management; and (vi) any after-school tutoring institution organizes or participates in the organization of social competitions without approval for preschool children over 3 years of age, and primary and secondary school students.

As the above regulations and rules on implementing the Alleviating Burden Opinion are relatively new, their interpretation and implementation are subject to changes, we cannot assure you that we would not be required to take further actions regarding our tutoring services to comply with these regulations and rules, and there can be no assurance that we could fully comply with any further or detailed requirements regarding our tutoring services in a timely manner, or at all. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us.”

Regulations on Kindergarten

On September 11, 1989, the MOE issued the Kindergarten Management Regulations. The Kindergarten Management Regulations provide some basic principles for the establishment and management of kindergartens enrolling children aged three years or above and call for local regulations following such principles.

On November 7, 2018, the Central Committee of the Communist Party of China and State Council jointly promulgated Opinions of the Central Committee of the Communist Party of China and State Council on Deepening Reform in Preschool Education, or the Preschool Opinions. The Preschool Opinions laid out overall requirements for the reform and development of preschool education and specified measures to be taken in eight areas: planning and distribution of kindergartens, expansion of preschool education resources, long-term funding mechanisms, teaching workforce, supervision systems, regulation of private kindergartens, childcare and teaching quality, and administrative systems. The Preschool Opinions aim to increase the accessibility of preschool education to children and see the pre-school gross enrollment rate reach 85% by 2020. The Preschool Opinions propose to build a preschool education system centered on kindergartens with universal access (including public kindergartens and private kindergartens with universal access) and expect the coverage of kindergartens with universal access amount to 80% by 2020. The Preschool Opinions demand the regulation on the development of private kindergartens, including that (i) non-state capital is prohibited from controlling non-profit kindergartens through acquisitions and contractual arrangements, and (ii) private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are not allowed to invest in for-profit kindergartens using funds from the capital market, or acquire for-profit kindergarten assets with stock or cash consideration. It is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime, and the above rules may materially affect our expansion and operation of kindergartens in the future. On September 7, 2020, the MOE published on its website the Draft Preschool Education Law to solicit for public comments. Further on September 1, 2023, the SCNPC published the further Revised Draft Preschool Education Law to solicit for public comments. The Revised Draft Preschool Education Law repeats the provisions restricting kindergartens from pursuing profits and sets forth the legal liabilities for violation of such provisions.

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

Regulations on APPs

The Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, issued by the MOE and seven other authorities on August 10, 2019, restates certain requirements that apply to online education application providers, as stated above, and further provides that: (1) online after-school tutoring institutions shall examine the teaching qualifications, education background and capability of their foreign teachers; (2) online education applications providers shall file information about themselves as well as their apps with education administration authorities at provincial level, and the MOE will promulgate detailed filing rules to guide such filing and make such filing results publicly available on official website; (3) online education applications providers whose apps mainly face juveniles shall limit the length of using time, specify age group of target users and strictly review the content of the apps, and the collection of personal information of juveniles shall be permitted by the custodian of such juveniles; (4) online education application providers shall build up data security systems covering the collection, storage, transfer, using and other respects of personal information, and shall set up a name verification system; (5) education authorities at provincial level shall set up negative lists of the online education apps. In November 2019, the MOE issued implementation rules with respect to the filings of online education apps. Following the issuance of the Opinions on Educational Apps, we submitted filings for our education Apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the MOE require all Educational Apps that have submitted filings to re-submit their filings to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion. As of the date of this annual report, we have already re-submitted filings or are otherwise in the process of re-submitting filings for our Educational Apps. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected.”

According to the Provisions on the Administration of Information Services of Mobile Internet Apps, which was promulgated on June 14, 2022 and came into effect on August 1, 2022, the term “information services of Apps” means the activities of providing users with production, copying, publishing, spreading and other services of text, picture, voice, video and other information through Apps, including instant messaging, news, knowledge Q&A, forums, online live broadcast, e-commerce, online audio and video, life services and other types. In addition, Apps providers shall not use Apps to carry out activities prohibited by laws and regulations, such as those endangering national security, disrupting social order, and infringing upon the legitimate rights and interests of others. An App provider providing internet information services that must be subject to examination and approval of the competent authority or have obtained relevant permit in accordance with the law may only provide services upon examination and approval of the competent authority or with the relevant permit.

On July 21, 2023, the MIIT issued the Circular of the Ministry of Industry and Information Technology on the Record-filing of Mobile Internet Applications. According to such circular, all Apps shall complete filings with the provincial communications administration of the place where the operator is located. For all Apps that began to operate before July 21, 2023, the filing shall be completed by March 2024, and for all Apps that began to operate after July 21, 2023, the filing shall be completed before the Apps’ operation. Upon receipt of the filing materials submitted by any App operator, the provincial communications administration shall process the filing within 20 working days by issuing a filing number and disclosing the filing information to the public, provided that the materials are complete and accurate; otherwise, the filing shall not be processed. If the APP information is changed or deregistered, the APP operator shall report for such change or withdrawal with the original filing authority.

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

As a subsector of the value-added telecommunications business, Internet information services are also regulated by the Administrative Measures on Internet Information Services promulgated by the State Council, or the Internet Information Measures. The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. New Oriental China, Beijing Xuncheng, Beijing Bilin Dongfang Education Technology Co. Ltd., Leci Network Technology (Beijing) Co,. Ltd. and Beijing Siku Yunshu Software Technology Co., Ltd. have obtained the ICP licenses.

Regulations on Internet Culture Activities

The Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003, which were last amended on December 15, 2017. The Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture operation license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, games, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, publication and broadcasting of Internet cultural products.

On May 14, 2019, the General Office of the Ministry of Culture promulgated the Notice on Adjusting the Scope of Internet Culture Operation License and Further Standardizing the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, and online cartoons, displays and competitions are the activities that fall in the scope of Internet Culture Operation License and further clarifies that educational live streaming activities are not online performances. Therefore, we are not required to obtain the Internet Culture Operation License for our online tutoring business. In addition, according to the Q&A posted on the website of Ministry of Culture and Tourism of the PRC (the “Q&A”), if the main content of the livestreaming activities features on sale of goods, such livestreaming activities do not fall within the scope of internet culture activities, no Internet Culture Operation License is required. Based on the Q&A, since our livestreaming e-commerce business through East Buy is for providing the sale of agricultural and other products, we are not required to obtain the Internet Culture Operation License for our livestreaming e-commerce business. However, given the potential changes in the interpretation and application of existing PRC laws and regulations, we may be required to obtain the Internet Culture Operation License for our business operations in the future.

Regulations Related to Production and Operation of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), regulates institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches. However, due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online business falls within such definition.

Regulations Related to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio- Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audiovisual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audiovisual program service determined by the SAPPRFT. However, due to the ambiguity of the definition of “Audio-visual Programs,” there is uncertainty as to whether our online business falls within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs.

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

Under the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which was jointly issued by the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT, any entity providing online publishing services shall obtain an Online Publishing License. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. The online distribution of content, including our course materials, may be regarded as an “online publishing service” and we may be required to obtain an Online Publishing License. If the government authorities deem printing and providing physical learning materials to users as “publishing” or “publication distribution,” we may be required to obtain a Permit for Operating Publications. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

On March 14, 2023, the General Office of MOE jointly with other four authorities issued the Administrative Measures for the Financial Management of After-School Tutoring Institutions, which provides that, among others, (1) tutoring pre-paid fees (including collected in cash) shall be deposited into such institution’s special accounts and shall be separated from its own funds. Tutoring fees shall not be collected in such institution’s other accounts or any third party’s accounts; (2) after-school tutoring institutions shall not accept any tutoring fees paid by means of tutoring loans; (3) after-school tutoring institutions shall use the contract template jointly stipulated by General Office of MOE and the SAMR for the after-school tutoring service, and clearly specify the tutoring fees, refund arrangement and dispute resolutions. After-school tutoring institutions shall offer refunds for any remaining classes in a course to students who withdraw from the course in a timely manner.

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

Regulations Relating to Online Livestreaming and Online Sales

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live-Streaming Services, which provides that all the companies providing internet live-streaming services shall file with the local authority, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies. Pursuant to the Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism, or the MOCT, and several other government agencies on August 1, 2018, livestreaming services providers are required to file with the local public security authority within 30 days after it commences the service online. Pursuant to the Online Trading Supervision and Management Measures promulgated by the SAMR on March 15, 2021, and effective from May 1, 2021, online trading operators shall follow the principles of legality, propriety and necessity when collecting and using consumers’ personal information, and shall specifically notify consumers about the purpose, method and scope of the collection and use of such information and obtain the consumers’ consent. Online trading operators who collect and use consumers’ personal information should announce their policies on collection and use of such information and should not collect and use the information in breach of laws and regulations and the agreement between the parties. Online trading operators shall fully, truly, accurately and timely disclose commodity or service information to protect consumers’ right to know and choose. Online trading platform operators shall require business operators applying for access to the platform for sale of goods or provision of services to provide their identities, addresses, contact information, administrative licenses and other true information for verification and registration, establish registration files, and verify and update the same at least once every six months, and online trading platform operators shall submit certain identity information of the business operators using the platform to the provincial market regulatory authority at its domicile in January and July each year, respectively. According to the Regulations on the Administration of Commercial Performances promulgated by the State Council on November 29, 2020, performance groups engaged in commercial performance activities and performance agencies engaged in commercial performance operation activities are required to obtain Commercial Performance Permit. Pursuant to the Guiding Opinions on Strengthening the Regulation and Administration of Online Livestreaming, a livestreaming platform engaging in commercial online performances shall hold the Internet Culture Operation License. According to the Q&A posted on the website of Ministry of Culture and Tourism of the PRC (the “Q&A”), if the main content of the livestreaming activities features on sale of goods, such livestreaming activities do not fall within the scope of internet culture activities, no Internet Culture Operation License is required. Based on the Q&A, since our livestreaming e-commerce business through East Buy is for providing the sale of agricultural and other products, we are not required to obtain the Internet Culture Operation License for our livestreaming e-commerce business. However, given the potential changes in the interpretation and application of existing PRC laws and regulations, we may be required to obtain the Internet Culture Operation License for our business operations in the future.

The E-Commerce Law of the PRC requires e-commerce operators to follow the principles of voluntariness, equality, fairness and integrity, and to abide by laws and business ethics to participate in market competition in a fair manner. An operator of an e-commerce platform shall neither take advantage of the service agreement, transaction rules, technologies or other means to impose unreasonable restrictions or unreasonable conditions on the transactions of business operators using its platform carried out on its platform, the transaction price and transactions with other business operators, nor charge business operators using its platform unreasonable fees.

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

Trademark. The PRC Trademark Law protects the proprietary rights to registered trademarks. The Trademark Office under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. In July 2014, the State Administration for Market Regulation released Provisions on the Recognition and Protection of Well-Known Trademarks. According to these provisions, well-known trademarks shall be recognized on a case-by-case basis, and be subject to the principle of passive protection. Our trademarks “ ,” “ ,” and “ ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listing

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to go through the filing procedure immediately but may be required to go through the filing procedure if future fund raising activities are involved; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Overseas Listing Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they are required to file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC jointly with other government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Archives Rules, as a supporting rule to the Overseas Listing Trial Measures, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Archives Rules, domestic companies that seek to offer or list securities overseas directly or indirectly, and securities companies and securities related service providers providing services to such domestic companies shall establish confidentiality and archives administration system, adopt requisite measures to perform the responsibilities of confidentiality and archives administration, and shall not divulge state secrets and state agencies’ work secrets, or harm state and public interests. The Overseas Listing Archives Rules provide, among others, that before providing or disclosing any document or material which involve state secrets or state agencies’ work secrets, domestic companies shall apply to the competent government authorities for approval and file with the secrecy administration authorities for record.

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

Except our e-commerce business and online education business that is operated by our majority-owned subsidiary, East Buy, and its subsidiaries and consolidated variable interest entities, substantially all of our operations are conducted in China through contractual arrangements between our wholly-owned subsidiaries in China, New Oriental China (the variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly-owned subsidiaries that are currently parties to these contractual arrangements are Beijing Hewstone, Beijing Decision, Beijing Pioneer and Beijing Smart Wood. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Beijing Pioneer primarily engages in the educational software development business. Beijing Smart Wood primarily engages in the educational software development and consulting business.

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of May 31, 2023:

Equity interest for companies.
Sponsorship interest for schools.
Contractual arrangements including equity pledge agreements, option agreement and proxy agreement, power of attorney, master exclusive service agreement and related service agreements. See “—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder.”
Contractual arrangements including equity pledge agreements, option agreement, power of attorney, exclusive management consultancy and cooperation agreement. See “—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.”

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

(3)	Excluding Beijing Xuncheng and its subsidiaries, and consisting of various PRC companies operating our educational materials and distribution business, and overseas study consulting business in China.

PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. As a result, we conduct substantially all of our business in China through contractual arrangements between our wholly-owned subsidiaries in China, and the VIEs and their shareholders. In the fiscal years ended May 31, 2021, 2022 and 2023, the consolidated affiliated entities contributed in aggregate 99.9%, 99.6% and 99.5% of our total net revenues, respectively.

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

New Oriental China is a variable interest entity which is directly wholly owned by Century Friendship, a PRC domestic company controlled by Mr. Michael Minhong Yu, our founder and executive chairman. New Oriental China’s schools and subsidiaries hold the requisite licenses and permits necessary to conduct our business and have been directly conducting our business. We have been and are expected to continue to be dependent on New Oriental China and its schools and subsidiaries to operate our business until we qualify for direct ownership of our business in China under PRC laws and regulations and acquire New Oriental China as our direct, wholly-owned subsidiary. We have entered into contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder, which enable us to:

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

We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes.

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

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on factors such as the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2021, 2022 and 2023, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$376.5 million, US$280.8 million and US$696.0 million, respectively. In accordance with the Amended Implementation Rules, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School from such agreement.

Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders

Subsequent to the voluntary delisting from the National Equities Exchange and Quotations in China in February 2018, Beijing Xuncheng went through a series of restructuring transactions and became a variable interest entity controlled by East Buy, our majority-owned subsidiary, through a series of contractual arrangements. Beijing Dexin Dongfang Network Technology Co., Ltd., or Dexin Dongfang, a wholly-owned PRC subsidiary of East Buy, has entered into contractual arrangements with Beijing Xuncheng, its subsidiaries and then shareholders, which enables us, through East Buy, to:

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

We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes.

These contractual arrangements are summarized in the following paragraphs.

Equity Pledge Agreement. Pursuant to share pledge agreements dated as of May 10, 2018 among Dexin Dongfang, Beijing Xuncheng and all of its then shareholders, each of the then shareholder of Beijing Xuncheng agreed to irrevocably and unconditionally pledge its equity interest in Beijing Xuncheng to Dexin Dongfang to secure the performance of obligations of Beijing Xuncheng, its then shareholders, and relevant subsidiaries under the exclusive option agreement, the powers of attorney, the exclusive management consultancy and business cooperation agreement, and the letters of undertaking. Beijing Xuncheng’s then shareholders agreed not to transfer or dispose of the pledged equity interests or create or allow any third party to create any encumbrance on the pledged equity interests without prior written consent of Dexin Dongfang. The pledge takes effect upon registration with the relevant authorities and will remain in effect until the satisfaction of all contractual obligations of Beijing Xuncheng, its subsidiaries and its then shareholders under the principal agreements or the termination of the principal agreements or 30 days after Dexin Dongfang provides a written termination notice to other parties, whichever is later.

Exclusive Option Agreement. Exclusive Option Purchase Agreement dated as of May 10, 2018 was entered into by Dexin Dongfang, Beijing Xuncheng and all of its then shareholders. Pursuant to this agreement, Beijing Xuncheng’s shareholders unconditionally and irrevocably agreed to grant Dexin Dongfang an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng for the minimum amount of consideration permitted by PRC law. Where the purchase price is required by PRC law to be an amount other than nil consideration, Beijing Xuncheng’s shareholders undertake to return the amount of purchase price they shall have received to Dexin Dongfang or any of its designated third party. Dexin Dongfang has the sole discretion to decide whether to exercise the option in part, in full or at all. Without the prior written consent of Dexin Dongfang, none of the assets of Beijing Xuncheng may be sold, transferred or otherwise disposed of. In addition, without Dexin Dongfang’s prior written consent, none of Beijing Xuncheng’s then shareholders may transfer or permit to create any encumbrance, guarantee or security over its equity interests in Beijing Xuncheng. Beijing Xuncheng’s then shareholders also undertook that if they receive any profit distribution or dividend from Beijing Xuncheng, they will immediately pay or transfer such amount, subject to the relevant tax payment being made under the relevant laws and regulations, to Dexin Dongfang. This agreement will remain in effect until Dexin Dongfang or its designated third parties have acquired all the equity interests in Beijing Xuncheng. Dexin Dongfang may unilaterally terminate this agreement through a 30-day prior written notice.

Powers of Attorney. On May 10, 2018, each of Beijing Xuncheng’s then shareholders executed a power of attorney whereby such shareholder irrevocably appoints Dexin Dongfang or any person designated by Dexin Dongfang as its attorney-in-fact to exercise on the then shareholder’s behalf any and all rights the then shareholder has in respect of its equity interests in Beijing Xuncheng. The power of attorney will remain effective as long as the then shareholder holds any equity interest in Beijing Xuncheng. On May 10, 2018, Beijing Xuncheng also executed a power of attorney whereby it irrevocably appoints Dexin Dongfang or any person designated by Dexin Dongfang as its attorney-in-fact to exercise on its behalf any and all rights it has in respect of its equity interest in its current or future majority-owned subsidiaries. The power of attorney will remain effective as long as Beijing Xuncheng continues to hold any equity interest in its subsidiaries.

Exclusive Management Consultancy and Cooperation Agreement. Exclusive Management Consultancy and Cooperation Agreement dated as of May 10, 2018 was entered into by and among Dexin Dongfang, Beijing Xuncheng and its subsidiaries, and all of its then shareholders. Pursuant to the agreement, Dexin Dongfang has the exclusive right to provide, or designate any third party to provide Beijing Xuncheng and its subsidiaries with corporate management services, intellectual property licenses, technical and business supports, and other additional services as the parties may agree from time to time. Without Dexin Dongfang’s prior written consent, neither Beijing Xuncheng nor any of its subsidiaries may accept foregoing services from a third party. Dexin Dongfang owns all intellectual property rights arising out of the performance of this agreement. In exchange for the services, Beijing Xuncheng and its subsidiaries agree to pay their entire income to Dexin Dongfang as the service fee. In addition, without Dexin Dongfang’s prior written consent, Beijing Xuncheng and its subsidiaries shall not enter into any transactions that may affect its assets, obligations, rights or operations, other than those transactions entered into in the ordinary course of business. Dexin Dongfang has the right to appoint directors, general managers, financial controllers and other senior managers Beijing Xuncheng and its subsidiaries. Without Dexin Dongfang’s prior written consent, Beijing Xuncheng shall not change or remove any directors or make any distribution to its shareholders. This agreement will remain effective until terminated upon the agreement of the parties.

Letters of Undertaking. As of the date of this annual report, Century Friendship directly held the entire equity interest in New Oriental China, the sole shareholder of Beijing Xuncheng. To ensure stability and continued validity and enforceability of the foregoing agreements, Century Friendship and its shareholders, our founder Mr. Yu and Ms. Li Bamei, have executed a letter of undertaking dated May 10, 2018 whereby they undertake not to enter into any arrangement, including pledge, sale, disposal or creation of other third party rights, in relation to Century Friendship’s equity interests in New Oriental China which may adversely affect the implementation of the foregoing agreements entered into by New Oriental China unless they have obtained consent from East Buy or Dexin Dongfang, and the counterparties or beneficiaries of such arrangement have executed written undertaking(s) to the effect that they will not affect the performance of the foregoing agreements entered into by New Oriental China. The general partner of each limited partnership that holds equity interest in Beijing Xuncheng executed a similar letter of undertaking as of May 10, 2018 to the same effect. In addition, Century Friendship and its shareholders undertook not to participate in, invest in, own or manage any businesses competing with that of Beijing Xuncheng and its subsidiaries as long as they continue to hold equity interest in Beijing Xuncheng.

Supplemental Agreement. Pursuant to the supplemental agreement dated October 10, 2019 entered into by and among Dexin Dongfang, Zhuhai Chongsheng Heli Network Technology Co., Ltd., or Zhuhai Chongsheng, a wholly-owned PRC subsidiary of East Buy, Beijing Xuncheng and its subsidiaries and all of its shareholders, Zhuhai Chongsheng joined as a party to the contractual agreements between Dexin Dongfang, Beijing Xuncheng and its subsidiaries and shareholders (including the Exclusive Option Agreement, Exclusive Management Consultancy and Cooperation Agreement, Equity Pledge Agreement, Letters of Undertaking and Powers of Attorney). Pursuant to the supplemental agreement, Zhuhai Chongsheng assumed the same rights and share the same obligations as Dexin Dongfang under the contractual agreements.

Acceptance Letter. Beijing Dongfang Youbo Network Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated October 10, 2019 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. In addition, Beijing Xinyuanfang Human Resource Service Co., Ltd. and Dongfang Optimization (Beijing) Technology Co., Ltd., each as a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated January 12, 2022 whereby each assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. Furthermore, Oriental Selection (Beijing) Technology Co., Ltd., a subsidiary of Dongfang Optimization (Beijing) Technology Co., Ltd. executed a letter of acceptance dated January 4, 2023 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement.

Second Supplemental Agreement. Pursuant to the second supplemental agreement dated February 1, 2021 entered into by and among Dexin Dongfang, Zhuhai Chongsheng, Xi’an Ruiying Huishi Network Technology Co., Ltd., or Xi’an Ruiying, Hainan Haiyue Dongfang Network Technology Co., Ltd., or Hainan Haiyue, Wuhan Dongfang Youbo Network Technology Co., Ltd., or Wuhan Dongfang, Beijing Xuncheng and its subsidiaries and all of its shareholders, Xi’an Ruiying, Hainan Haiyue and Wuhan Dongfang joined as parties to the contractual agreements between Dexin Dongfang, Beijing Xuncheng and its subsidiaries and then shareholders (including the Exclusive Option Agreement, Exclusive Management Consultancy and Cooperation Agreement, Equity Pledge Agreement, Letters of Undertaking and Powers of Attorney) and the supplemental agreement. Pursuant to the second supplemental agreement, Xi’an Ruiying, Hainan Haiyue and Wuhan Dongfang assumed the same rights and share the same obligations as Dexin Dongfang and Zhuhai Chongsheng under the contractual agreements and the supplemental agreement.

Third Supplemental Agreement. Dexin Dofang, Zhuhai Chongsheng, Xi’an Ruiying, Hainan Haiyue, Wuhan Dongfang, Beijing Xuncheng and its subsidiaries and Beijing Xuncheng’s then registered shareholders entered into a third supplemental agreement on May 24, 2023, pursuant to which, from the date which Linzhi Tencent Technology Co., Ltd. and the seven limited partnerships cease to be the shareholders of Beijing Xuncheng, Linzhi Tencent Technology Co., Ltd. and such seven limited partnerships shall cease to have any rights or obligations under the contractual agreements (including the Exclusive Option Agreement, Exclusive Management Consultancy and Cooperation Agreement, Equity Pledge Agreement, Letters of Undertaking and Powers of Attorney), the supplemental agreement and the second supplemental agreement; and from the same date, the New Oriental China shall act as the sole shareholder of Beijing Xuncheng, and each of Dexin Dongfang, Zhuhai Chongsheng, Xi’an Ruiying, Hainan Haiyue, Wuhan Dongfang, Beijing Xuncheng and its subsidiaries and New Oriental China shall continue to performance the contractual agreements, the supplemental agreement and the second supplemental agreement.

In May 2023, the seven limited partnerships and Linzhi Tencent Technology Co., Ltd., the former shareholders of Beijing Xuncheng, ceased to be the shareholders of Beijing Xuncheng by means of capital withdrawal. Beijing Xuncheng has become a wholly-owned subsidiary of New Oriental China since then.

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

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•

(i) the corporate structure of New Oriental China and its schools and subsidiaries, and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries, Dexin Dongfang and Zhuhai Chongsheng are not in violation of existing PRC laws and regulations; and

•

(i) the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China, and (ii) the contractual arrangements among Dexin Dongfang, Zhuhai Chongsheng, Beijing Xuncheng and its subsidiaries and then shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that the interpretation and application of current and future PRC laws and regulations are subject to changes. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, if the relevant government authorities take a different view from ours on the Preschool Opinions and/or the Amended Implementation Rules and determine that our for-profit and/or non-profit kindergartens shall be excluded from our company, we may be requested to unwind the contractual arrangements for some or all of our kindergartens. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment in the business, we could be subject to severe penalties. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China could adversely affect us.”

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we own approximately 49,000 square meters of office and training center. In addition, we own an aggregate of approximately 56,000 square meters of space for our schools, learning centers and bookstores in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Changsha, Hangzhou, Zhengzhou and Hefei. We lease all of our facilities for our schools, learning centers and bookstores in over 50 other cities throughout China. For more information concerning our schools, learning centers and bookstores, see “Item 4. Information on the Company—B. Business Overview—Our Network.”

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

In line with the development of our livestreaming e-commerce business, our results of operations are also affected by the general factors affecting the livestreaming e-commerce industry, including the level of overall economic growth, increase in per capita disposable income and growth in consumer spending, the growing popularity of online shopping, improvements in logistics infrastructure, among others.

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

The results of operations of our livestreaming e-commerce business are more directly affected by certain company specific factors, including: our ability to attract and engage consumers and increase GMV on East Buy; our ability to develop high-quality and cost-effective private label products; our ability to enhance supply chain management capabilities, among others.

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

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. The COV1D-19 outbreak may affect our business operations and its financial condition and operating results for future years, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long term investments and impairment of long-lived assets.

Selected Statements of Operations Items

Net Revenues. In the fiscal years ended May 31, 2021, 2022 and 2023, we generated total net revenues of US$4,276.5 million, US$3,105.2 million, and US$2,997.8 million respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.

We currently derive revenues from the following sources:

•	net service revenues, which accounted for 98.9%, 98.2% and 84.9% of our total net revenues in the fiscal years ended May 31, 2021, 2022 and 2023, respectively; and

•	net product revenues, which accounted for 1.1%, 1.8% and 15.1% of our total net revenues in the fiscal years ended May 31, 2021, 2022 and 2023, respectively.

Net Service Revenues. Our net service revenues consist of revenues from educational services and test preparation courses, commission revenue of livestreaming e-commerce business through East Buy, online education, overseas study consulting services and study tours, and other services. Revenues from educational services and test preparation courses accounted for 85.8%, 81.6% and 60.9%, respectively, of our total net revenues in the fiscal years ended May 31, 2021, 2022 and 2023.

We recognize revenues from course fees collected for enrollment in our educational services and test preparation courses and online education proportionally as we deliver the instruction over the period of the course. Course fees are generally paid in advance by students and are initially recorded as deferred revenue. Students are entitled to a short-term trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those collected but unearned portion of the fee is available to be refunded. We recognize revenues from the commission revenue of livestreaming e-commerce business through East Buy at a point when the customer purchases the merchants’ products through the e-commence platforms.

In compliance with the Alleviating Burden Opinion and applicable rules, regulations and measures, we have ceased offering K-9 Academic AST Services in China since the end of 2021. Such cessation had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022.

Net Product Revenues. Our net product revenues consist of revenues from the sale of East Buy private label products and the books and other educational materials developed or licensed by us. We recognize revenues from the sales of East Buy private label products when control of the promised goods is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods. We distribute and sell books and other educational materials developed or licensed by us through our own distribution channels, which consist of our bookstores and websites, and also through third-party distributors. We normally provide books and other educational materials that are required for our courses and do not separately charge students for these items. We recognize revenues from sales of books and other educational materials when the products are sold to end customers. As we believe successful content development is important to the success of our business, we intend to continuously enhance the quality and breadth of our education content offerings and distribute more books and other educational materials through our own bookstores, as well as third-party distributors.

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating cost and expenses as a percentage of total net revenues for the periods indicated.

	For the Years Ended May 31,
	2021		2022		2023
(in thousands, except percentages)	US$	%	US$	%	US$	%
Net revenues	4,276,539	100.0	3,105,246	100.0	2,997,760	100.0
Operating cost and expenses:
Cost of revenues	(2,036,875)	(47.6)	(1,754,291)	(56.5)	(1,409,438)	(47.0)
Selling and marketing	(600,778)	(14.0)	(466,895)	(15.0)	(444,693)	(14.8)
General and administrative	(1,489,826)	(34.8)	(1,866,573)	(60.1)	(953,583)	(31.8)

Impairment loss on intangible assets and goodwill	(31,794)	(0.7)	—	—	—	—

Total operating cost and expenses	(4,159,273)	(97.3)	(4,087,759)	(131.6)	(2,807,714)	(93.6)

Cost of Revenues. Cost of revenues for educational services and test preparation courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services, as well as costs of course materials.

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

Cost of revenues for private label products and livestreaming e-commerce and other services primarily consists of labor cost and procurement cost of goods.

Cost of books and other educational materials primarily consist of printing costs of books and other materials, and licenses fees, royalties and other fees paid to content licensors, publishing companies and third-party distributors.

Selling and Marketing. Expenses Our selling and marketing expenses primarily consist of human resources expenses and other expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purpose.

General and Administrative. Expenses Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, R&D expenses, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and impairment of property and equipment and other long-lived assets used in our general and administrative activities.

Share-based Compensation Expenses

In January 2016, we adopted the 2016 Share Incentive Plan, under which we are authorized to issue up to 100,000,000 common shares (taking into account the one-for-ten share split that took effect on March 10, 2021) pursuant to awards (including options) granted to our employees, directors and consultants. Since the adoption of our 2016 Share Incentive Plan, we have granted a total of 71,681,298 non-vested equity shares, among which, nil and 20,759,130 were granted in the fiscal years ended May 31, 2022 and 2023, respectively, 1,536,112 and 1,324,092 shares were forfeited in the fiscal years ended May 31, 2022 and 2023, respectively.

On July 13, 2018, the board of directors of East Buy approved an employee’s share option plan, or the East Buy Pre-IPO Share Option Scheme, under which East Buy is authorized to issue up to 47,836,985 shares in East Buy pursuant to awards granted to any director, employee, contractor or affiliate of East Buy (including nominees and/or trustees of any employee benefit trusts established for them). As of May 31, 2023, options to obtain an aggregate of 27,084,385 shares in East Buy remained outstanding under the East Buy Pre-IPO Share Option Scheme. No options were forfeited and no shares were cancelled in the fiscal year ended May 31, 2023.

On January 30, 2019, the board of directors of East Buy approved an employee’s share option plan, or the East Buy Post-IPO Share Option Scheme, under which East Buy is authorized to issue up to 91,395,910 shares in East Buy pursuant to awards granted to, among others, directors, employees of East Buy or its affiliate. As of May 31, 2023, options to obtain an aggregate of 40,462,810 shares in East Buy remained outstanding under the East Buy Post-IPO Share Option Scheme. Options to obtain 1,216,275 shares in East Buy shares were either forfeited or cancelled in the fiscal year ended May 31, 2023. The East Buy Post-IPO Share Option Scheme was terminated following the effectiveness of the East Buy 2023 Scheme (as defined below) in March 2023, provided that any granted and unexercised options made under the Post-IPO Share Option Scheme immediately before the termination shall continue to be valid and exercisable in accordance with the terms of the grant and original Post-IPO Share Option Scheme rules.

On March 9, 2023, the shareholders of East Buy approved an employee’s share incentive scheme, or the East Buy 2023 Scheme, under which East Buy is authorized to issue up to 101,351,871 shares in East Buy pursuant to awards granted to, among others, directors, employees of East Buy or its affiliate. As of May 31, 2023, awards to obtain an aggregate of 30,314,000 shares in East Buy remained outstanding under the East Buy 2023 Scheme. Awards to obtain 145,000 shares in East Buy shares were either forfeited or cancelled in the fiscal year ended May 31, 2023.

We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date. The following table sets forth the allocation of our share-based compensation expenses (including East Buy’s share-based compensation expenses), both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended May 31,
	2021		2022		2023
(in thousands, except percentages)	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expense:
Cost of revenues	6,698	9.7	(131)	(0.1)	2,749	3.1
Selling and marketing	6,922	10.1	(2,437)	(1.8)	5,750	6.4
General and administrative	55,260	80.2	135,536	101.9	81,289	90.5

Total	68,880	100.0	132,968	100.0	89,788	100.0

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

With regard to income tax, enterprises in China are generally subject to enterprise income tax at a rate of 25%. Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. Although Xuncheng’s HNTE certificate is expected to terminated on October 21, 2023, Beijing Hewstone, Beijing Decision, Dexin Dongfang and Beijing Be-linked Online Education Company Limited’s HNTE certificates are expected to terminated on December 2, 2023, these enterprises are not subject to a tax rate of 15% staring form January 1, 2023, if they choose not to renew their certificates. Currently, these enterprises are in process of renewing their qualification of HNTE. Once their renewals are completed, these enterprises will be eligible for a favorable EIT rate of 15% starting January 1, 2023 again. Beijing Jinghong Software Technology Company Ltd., Beijing Shenghe Technology Company Ltd., Beijing Pioneer, Beijing Smart Wood, Beijing SFK Education Consulting Co., Ltd., Beijing Bright Future Education&Technology Company Limited and Dongfang Huijiao (Beijing) Technology Co., Ltd. continued to qualify as HNTE and were subject to a tax rate of 15% for the year ended May 31, 2023.

Hainan Dongfang Zhixin Technology Company Limited, Zhuhai Zekai Software Technology Company Limited, Zhuhai Chongshengheli Network Technology Co., Ltd and Tibet Tianli enjoyed the EIT tax rate of 15% because of the preferential corporate income tax policies for local tax concessions.

Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Zhiyuan Hangcheng Software Technology Company Limited and Beijing Chuangying Oriental Technology Co., Ltd are qualified as NESE and enjoy the EIT tax benefit from January 2019 to December 2023. After expiration, the tax rate will return to normal statutory rate.

In addition, under the current regulatory regime, whether our schools are entitled to any preferential income tax treatment remains unclear, and practice varies across different cities in China. Pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools, and after-school tutoring institutions providing tutoring services on academic subjects can only be registered as non-profit private schools under the Alleviating Burden Opinion. Pursuant to the Amended Private Education Law, non-profit private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit private schools are still unclear. Due to a lack of implementation rules, whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. Among our schools in four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2023, three schools are subject to the standard 25% enterprise income tax rate and one school was not required by the governing tax bureau to pay any EIT from its establishment through May 31, 2023.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

Recent Acquisitions

During the year ended May 31, 2023, we made several business acquisitions. The total cash consideration of these business acquisitions was US$42.1 million, in which US$32.4 million had been paid during the year ended May 31, 2023.

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

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2021	2022	2023
Net revenues:
Net service revenues	4,230,638	3,050,022	2,544,729
Net product revenues	45,901	55,224	453,031

Total net revenues	4,276,539	3,105,246	2,997,760
Operating cost and expenses:(1)
Cost of revenues	(2,036,875)	(1,754,291)	(1,409,438)
Selling and marketing	(600,778)	(466,895)	(444,693)
General and administrative	(1,489,826)	(1,866,573)	(953,583)
Impairment loss on intangible assets and goodwill	(31,794)	—	—

Total operating cost and expenses	(4,159,273)	(4,087,759)	(2,807,714)

Operating income/(loss)	117,266	(982,513)	190,046

Interest income	141,511	123,542	114,453
Interest expense	(6,747)	(4,050)	(707)
Realized gain from long-term investments	3,535	22,004	767
Impairment loss from long-term investments	(40,207)	(129,350)	(8,056)
Loss from fair value change of long-term investments	(3,824)	(14,933)	(860)
Loss from deconsolidation of subsidiaries	—	(79,609)	—
Miscellaneous income, net	103,443	32,411	12,888

Provision for income taxes:
Current	(127,313)	(44,378)	(97,594)
Deferred	43,725	(91,934)	31,528

Provision for income taxes	(83,588)	(136,312)	(66,066)

Loss from equity method investments	(1,368)	(51,466)	(7,102)

Net income/(loss)	230,021	(1,220,276)	235,363

Less: Net (loss)/income attributable to non-controlling interests	(104,393)	(32,555)	58,022
Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	334,414	(1,187,721)	177,341

Net income/(loss) per common share attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
-Basic	0.20	(0.70)	0.11

-Diluted	0.20	(0.70)	0.10

Weighted average shares used in calculating basic net income/(loss) per common share	1,645,463,440	1,696,419,232	1,678,264,547
Weighted average shares used in calculating diluted net income/(loss) per common share	1,651,982,384	1,696,419,232	1,685,631,987

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2021	2022	2023
Cost of revenues	6,698	(131)	2,749
Selling and marketing	6,922	(2,437)	5,750
General and administrative	55,260	135,536	81,289

Total	68,880	132,968	89,788

(2)

Each ADS represents ten common shares. For the year ended May 31, 2021, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022

Net Revenues. Our total net revenues decreased by 3.5% from US$3,105.2 million for the fiscal year ended May 31, 2022 to US$2,997.8 million for the fiscal year ended May 31, 2023. This decrease was due to cessation of K-9 Academic AST services since the end of 2021 to be in compliance with applicable regulations, rules and policies in China, partially offset by the increase in net revenues from our new educational business initiatives and East Buy private label products and livestreaming e-commerce business.

•

Net Service Revenues. Our net service revenues decreased by 16.6% from US$3,050.0 million for the fiscal year ended May 31, 2022 to US$2,544.7 million for the fiscal year ended May 31, 2023. This decrease was primarily due to the decrease in revenues from educational services and test preparation courses from US$2,535.3 million in the fiscal year ended May 31, 2022 to US$1,825.2 million in the fiscal year ended May 31, 2023 mainly as a result of the cessation of K-9 Academic AST services, partially offset by the increase in net revenues from our new educational business initiatives, such as our non-academic tutoring courses and intelligent learning system and devices.

•

Net Product Revenues. Net product revenues increased by 720.3% from US$55.2 million in the fiscal year ended May 31, 2022 to US$453.0 million in the fiscal year ended May 31, 2023, primarily due to the significant increase in the sales of East Buy private label products through our livestreaming e-commerce platform in the fiscal year ended May 31, 2023.

Operating Cost and Expenses. Our total operating cost and expenses decreased by 31.3% from US$4,087.8 million in the fiscal year ended May 31, 2022 to US$2,807.7 million in the fiscal year ended May 31, 2023. This decrease resulted from decreases in each of our cost of revenues, selling and marketing expenses, general and administrative expenses. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget accordingly. Our total numbers of schools and learning centers were 85 and 663, respectively, as of May 31, 2023, compared to 107 and 637, respectively, as of May 31, 2022. We employed approximately 26,300 and 26,600 teachers as of May 31, 2022 and 2023, respectively.

•

Cost of Revenues. Our cost of revenues decreased by 19.7% from US$1,754.3 million in the fiscal year ended May 31, 2022 to US$ 1,409.4 million in the fiscal year ended May 31, 2023. This decrease was in line with the decrease in revenues and primarily due to the cessation of K-9 Academic AST services since the end of 2021, partially offset by the increase in the cost of revenues for the private label products and livestreaming e-commerce business in the fiscal year ended May 31, 2023.

•

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 4.8% from US$466.9 million in the fiscal year ended May 31, 2022 to US$ 444.7 million in the fiscal year ended May 31, 2023. This decrease was primarily due to the decreased human resources expenses and administrative expenses incurred in the fiscal year ended May 31, 2023.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 48.9% from US$1,866.6 million in the fiscal year ended May 31, 2022 to US$ 953.6 million in the fiscal year ended May 31, 2023. This decrease was primarily due to the enhanced efficiency in human resource management and the downsize in daily operating expenses as we downsized learning centers due to cessation of K-9 Academic AST services in the fiscal year ended May 31, 2022.

Other Income/Loss, Net. Compared to net other loss of US$50.0 million in the fiscal year ended May 31, 2022, we had net other income of US$118.5 million in the fiscal year ended May 31, 2023, primarily as a result of the US$114.5 million of interest income.

Provision for Income Tax. Our income tax expense decreased by 51.5% from US$136.3 million in the fiscal year ended May 31, 2022 to US$66.1 million in the fiscal year ended May 31, 2023. The decrease was primarily due to increase in current income tax expenses and the recognition of deferred tax assets.

Net Income. As a result of the foregoing, our net income for the fiscal year ended May 31, 2023 was US$235.4 million, compared to net loss of US$1,220.3 million for the fiscal year ended May 31, 2022.

Fiscal Year Ended May 31, 2022 Compared to Fiscal Year Ended May 31, 2021

Net Revenues. Our total net revenues decreased by 27.4% from US$4,276.5 million for the fiscal year ended May 31, 2021 to US$3,105.2 million for the fiscal year ended May 31, 2022. This decrease was due to cessation of K-9 Academic AST services during the year ended May 31, 2022 to be in compliance with applicable regulations, rules and policies in China.

•

Net Service Revenues. Our net service revenues decreased by 27.9% from US$4,230.6 million for the fiscal year ended May 31, 2021 to US$3,050.0 million for the fiscal year ended May 31, 2022. This decrease was primarily due to the decrease in revenues from educational services and test preparation courses from US$3,667.3 million in the fiscal year ended May 31, 2021 to US$2,535.3 million in the fiscal year ended May 31, 2022 mainly as a result of the cessation of K-9 Academic AST services.

•

Net Product Revenues. Our net product revenues increased by 20.3% from US$45.9 million in the fiscal year ended May 31, 2021 to US$55.2 million for the fiscal year ended May 31, 2022, primarily due to the increased sales of educational materials.

Operating Cost and Expenses. Our total operating cost and expenses decreased by 1.7% from US$4,159.3 million in the fiscal year ended May 31, 2021 to US$4,087.8 million in the fiscal year ended May 31, 2022. This decrease resulted from decreases in each of our cost of revenues, selling and marketing expenses and impairment loss in intangible assets and goodwill, partially offset by the increase in general and administrative expenses. In the second and third fiscal quarter of 2022, we incurred considerable cost from the termination of our leasing agreements in relation to the closure of the learning centers and the employee layoffs in connection with the cessation of K-9 Academic AST services in response to the regulatory development. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget accordingly. Our total numbers of schools and learning centers were 107 and 637, respectively, as of May 31, 2022, compared to 122 and 1,547, respectively, as of May 31, 2021. We employed approximately 54,200 and 26,300 teachers as of May 31, 2021 and 2022, respectively.

•

Cost of Revenues. Our cost of revenues decreased by 13.9% from US$ 2,036.9 million in the fiscal year ended May 31, 2021 to US$1,754.3 million in the fiscal year ended May 31, 2022. This decrease was in line with the decrease in revenues and primarily due to the cessation of K-9 Academic AST services during the year ended May 31, 2022.

•

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 22.3% from US$ 600.8 million in the fiscal year ended May 31, 2021 to US$466.9 million in the fiscal year ended May 31, 2022. This decrease was primarily due to the decreased marketing expenses.

•

General and Administrative Expenses. Our general and administrative expenses increased by 25.3% from US$1,489.8 million in the fiscal year ended May 31, 2021 to US$1,866.6 million in the fiscal year ended May 31, 2022. This increase was primarily due to an impairment loss of US$435.7 million related to the downsize of our learning centers and an increase of US$63.2 million in human resources expenses due to the cessation of our K-9 Academic AST Services.

Other Income, Net. Our other income, net changed from US$197.7 million in the fiscal year ended May 31, 2021 to net other loss of US$50.0 million in the fiscal year ended May 31, 2022, which was primarily due to impairment loss from long-term investments and loss on deconsolidation of subsidiaries in the fiscal year ended May 31, 2022 and certain VAT exemption due to the COVID-19 in the fiscal year ended May 31, 2021.

Provision for Income Tax. Our income tax expense increased by 63.1% from US$83.6 million in the fiscal year ended May 31, 2021 to US$136.3 million in the fiscal year ended May 31, 2022. The increase was primarily due to valuation allowance for deferred tax assets in the fiscal year ended May 31, 2022.

Net Income. As a result of the foregoing, our net loss for the fiscal year ended May 31, 2022 was US$1,220.3 million, compared to net income of US$230.0 million for the fiscal year ended May 31, 2021.

Discussion of Segment Operations

For the fiscal year ended May 31, 2021, we previously identified seven operating segments, including (i) K-12 AST, test preparation, and other courses, (ii) primary and secondary school education, (iii) online education, (iv) content development and distribution, (v) pre-school education, (vi) overseas study consulting services, and (vii) study tour.

For the fiscal year ended May 31, 2022, as a result of the changes in the regulatory environment, we reduced our operating segments from seven to four. The four segments include (i) educational services and test preparation courses, which was formerly named as “K-12 AST, test preparation, and other courses,” (ii) online education and other services, which was formerly named as “online education,” (iii) overseas study consulting services, and (iv) educational materials and distribution, which was formerly named as “content development and distribution.” Our prior operating segments, primary and secondary school education, pre-school education and study tour, were no longer reviewed by our chief operating decision maker and thus, no longer considered as operating segments. These segments were aggregated as other services for the fiscal year ended May 31, 2022. We identified educational services and test preparation courses, online education and other services and overseas study consulting services as our three reportable segments for the fiscal year ended May 31, 2022. Our operating segment, educational materials and distribution, individually did not exceed the 10% quantitative threshold during the fiscal year ended May 31, 2022, and as a result, was aggregated in others.

For the fiscal year ended May 31, 2023, we identified four operating segments, including (i) educational services and test preparation courses, (ii) private label products and livestreaming e-commerce and other services, which was formerly named as “online education and other services,” (iii) overseas study consulting services, and (iv) educational materials and distribution. We identified educational services and test preparation courses, private label products and livestreaming e-commerce and other services, and overseas study consulting services as our three reportable segments for the fiscal year ended May 31, 2023. Our operating segment, educational materials and distribution, individually did not exceed the 10% quantitative threshold during the fiscal year ended May 31, 2023, and as a result, was aggregated in others.

Net revenues from our educational services and test preparation courses accounted for 85.8%, 81.6% and 60.9%, respectively, of our total net revenues in the fiscal years ended May 31, 2021, 2022 and 2023. Net revenues from overseas study consulting services accounted for 6.5%, 10.5% and 11.8%, respectively, of our total net revenues in the fiscal years ended May 31, 2021, 2022 and 2023. Net revenues from private label products and livestreaming e-commerce and other services accounted for 4.9%, 4.4% and 21.6%, respectively, of our total net revenues in the fiscal years ended May 31, 2021, 2022 and 2023. We recognize revenues from course fees collected for enrollment in our educational services and test preparation courses and online education proportionally as we deliver the instruction over the period of the course. We recognize revenues from the sales of private label products when control of the promised goods is transferred to the customer.

Cost of revenues for our educational services and test preparation courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services. Cost of overseas study consulting services primarily consists of application cost and staff costs. Cost of revenues for our private label products and livestreaming e-commerce and other services primarily consists of labor cost and procurement cost of goods.

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

The following table lists our net revenues and operating cost and expenses by reportable segment for the periods indicated.

	For the Years Ended May 31,
(in thousands of US$)	2021	2022	2023
Net revenues of the reportable segments:
Educational services and test preparation courses	3,667,270	2,535,318	1,825,212
Private label products and livestreaming e-commerce and other services	210,591	136,705	647,161
Overseas study consulting services	278,594	325,901	354,764

Total net revenues of the reportable segments	4,156,455	2,997,924	2,827,137

Total net revenues of our company	4,276,539	3,105,246	2,997,760
Operating cost and expenses of the reportable segments:
Cost of revenues:
Educational services and test preparation courses	(1,680,779)	(1,442,156)	(773,989)
Private label products and livestreaming e-commerce and other services	(145,428)	(68,732)	(364,645)
Overseas study consulting services	(127,841)	(165,673)	(179,284)
Selling and marketing:
Educational services and test preparation courses	(326,708)	(273,344)	(217,915)
Private label products and livestreaming e-commerce and other services	(175,092)	(79,428)	(89,302)
Overseas study consulting services	(61,259)	(72,847)	(80,528)
General and administrative:
Educational services and test preparation courses	(955,211)	(1,308,742)	(503,345)
Private label products and livestreaming e-commerce and other services	(124,897)	(72,361)	(50,658)
Overseas study consulting services	(60,580)	(61,258)	(61,861)

Total operating cost and expenses of the reportable segments	(3,657,795)	(3,544,541)	(2,321,527)

Total operating cost and expenses of our company	(4,159,273)	(4,087,759)	(2,807,714)

Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022

Net Revenues of Reportable Segments

Net Revenues of Educational Services and Test Preparation Courses

Net revenues from our educational services and test preparation courses decreased by 28.0% from US$2,535.3 million for the fiscal year ended May 31, 2022 to US$1,825.2 million for the fiscal year ended May 31, 2023, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022—Net Revenues—Net Service Revenues.”

Net Revenues of Private Label Products and Livestreaming E-commerce and Other Services

Net revenues from private label products and livestreaming e-commerce and other services increased by 373.4% from US$136.7 million for the fiscal year ended May 31, 2022 to US$647.2 million for the fiscal year ended May 31, 2023, significant increase in the sales of East Buy private label products through our livestreaming e-commerce platform in the fiscal year ended May 31, 2023 as we expanded the product categories of private label products.

Net Revenues of Overseas Study Consulting Services

Net revenues from overseas study consulting services increased by 8.9% from US$325.9 million for the fiscal year ended May 31, 2022 to US$354.8 million for the fiscal year ended May 31, 2023, primarily due to the increased number of students who planned to study overseas.

Operating Costs and Expenses of Reportable Segments

Operating Cost and Expenses of Educational Services and Test Preparation Courses

•

Cost of Revenues. Cost of revenues for our educational services and test preparation courses decreased by 46.3% from US$1,442.2 million for the fiscal year ended May 31, 2022 to US$774.0 million for the fiscal year ended May 31, 2023, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022—Operating Costs and Expenses—Cost of Revenues.”

•

Selling and Marketing Expenses. Selling and marketing expenses for our educational services and test preparation courses decreased by 20.3% from US$273.3 million for the fiscal year ended May 31, 2022 to US$217.9 million for the fiscal year ended May 31, 2023, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022— Operating Costs and Expenses—Selling and Marketing Expenses.”

•

General and Administrative Expenses. General and administrative expenses for our educational services and test preparation courses decreased by 61.5% from US$1,308.7 million for the fiscal year ended May 31, 2022 to US$503.3 million for the fiscal year ended May 31, 2023, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022—Operating Costs and Expenses—General and Administrative Expenses.”

Operating Cost and Expenses of Private Label Products and Livestreaming E-commerce and Other Services

•

Cost of Revenues. Cost of revenues for private label products and livestreaming e-commerce and other services increased by 430.5% from US$68.7 million for the fiscal year ended May 31, 2022 to US$364.6 million for the fiscal year ended May 31, 2023, primarily due to an increase in labor cost and procurement cost of goods.

•

Selling and Marketing Expenses. Selling and marketing expenses for private label products and livestreaming e-commerce and other services increased by 12.4% from US$79.4 million for the fiscal year ended May 31, 2022 to US$89.3 million for the fiscal year ended May 31, 2023, primarily due to an increase in staff cost.

•

General and Administrative Expenses. General and administrative expenses for private label products and livestreaming e-commerce and other services decreased by 30.0% from US$72.4 million for the fiscal year ended May 31, 2022 to US$50.7 million for the fiscal year ended May 31, 2023, primarily due to a decrease in share-based compensation expenses.

Operating Cost and Expenses of Overseas Study Consulting Services

•

Cost of Revenues. Cost of revenues for overseas study consulting services increased by 8.2% from US$165.7 million for the fiscal year ended May 31, 2022 to US$179.3 million for the fiscal year ended May 31, 2023, primarily due to an increase in consulting application costs.

•

Selling and Marketing Expenses. Selling and marketing expenses for overseas study consulting services increased by 10.5% from US$72.8 million for the fiscal year ended May 31, 2022 to US$80.5 million for the fiscal year ended May 31, 2023, primarily due to an increase in staff cost.

•

General and Administrative Expenses. General and administrative expenses for overseas study consulting services increased by 1.0% from US$61.3 million for the fiscal year ended May 31, 2022 to US$61.9 million for the fiscal year ended May 31, 2023, primarily due to an increase in staff cost.

Fiscal Year Ended May 31, 2022 Compared to Fiscal Year Ended May 31, 2021

Net Revenues of Reportable Segments

Net Revenues of Educational Services and Test Preparation Courses

Net revenues from our educational services and test preparation courses decreased by 30.9% from US$3,667.3 million for the fiscal year ended May 31, 2021 to US$2,535.3 million for the fiscal year ended May 31, 2022, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2022 Compared to Fiscal Year Ended May 31, 2021—Net Revenues—Net Service Revenues.”

Net Revenues of Private Label Products and Livestreaming E-commerce and Other Services

Net revenues from private label products and livestreaming e-commerce and other services decreased by 35.1% from US$210.6 million for the fiscal year ended May 31, 2021 to US$136.7 million for the fiscal year ended May 31, 2022, primarily due to the decreased student enrolments of online education.

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

Operating Cost and Expenses of Private Label Products and Livestreaming E-commerce and Other Services

•

Cost of Revenues. Cost of revenues for private label products and livestreaming e-commerce and other services decreased by 52.7% from US$145.4 million for the fiscal year ended May 31, 2021 to US$68.7 million for the fiscal year ended May 31, 2022, primarily due to a decrease in teaching staff costs and course research staff costs.

•

Selling and Marketing Expenses. Selling and marketing expenses for private label products and livestreaming e-commerce and other services decreased by 54.6% from US$175.1 million for the fiscal year ended May 31, 2021 to US$79.4 million for the fiscal year ended May 31, 2022, primarily due to a decrease in staff costs.

•

General and Administrative Expenses. General and administrative expenses for private label products and livestreaming e-commerce and other services decreased by 42.1% from US$124.9 million for the fiscal year ended May 31, 2021 to US$72.4 million for the fiscal year ended May 31, 2022, primarily due to a decrease in share-based compensation expenses and staff costs.

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

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2023, we had US$1,663.0 million and US$142.4 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of May 31, 2023.

	Cash, cash equivalents and restricted cash in RMB	Cash, cash equivalents and restricted cash in other currencies	Total Cash, cash equivalents and restricted cash	Short-term investments in RMB	Short-term investments in other currencies	Total short-term investments
Entities outside China	1,593	188,979	190,572	—	73,013	73,013
VIEs in China	1,224,637	635	1,225,272	938,794	—	938,794
Non-VIEs in China	371,222	18,361	389,583	466,036	—	466,036
Entities inside China	1,595,859	18,996	1,614,855	1,404,830	—	1,404,830
Total	1,597,452	207,975	1,805,427	1,404,830	73,013	1,477,843

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended May 31,
(in thousands of US$)	2021	2022	2023
Net cash provided by/(used in) operating activities	1,130,085	(1,280,453)	971,008
Net cash (used in)/provided by investing activities	(2,177,639)	1,168,532	(37,411)
Net cash provided by/(used in) financing activities	1,654,084	(230,858)	(246,867)

Effect of foreign exchange rate changes	106,173	(94,821)	(75,830)

Net change in cash and cash equivalents	712,703	(437,600)	610,900
Cash and cash equivalents and restricted cash at beginning of the period	919,424	1,632,127	1,194,527

Cash and cash equivalents and restricted cash at end of the period	1,632,127	1,194,527	1,805,427

Operating Activities

Net cash provided by operating activities amounted to US$971.0 million in the fiscal year ended May 31, 2023. Our net cash used in operating activities in the fiscal year ended May 31, 2023 reflected net income of US$235.4 million, as adjusted by the reconciliation of certain non-cash items, including US$117.0 million in depreciation and US$89.8 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenue in the amount of US$469.3 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$83.4 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

Net cash used in operating activities amounted to US$1,280.5 million in the fiscal year ended May 31, 2022. Our net cash used in operating activities in the fiscal year ended May 31, 2022 reflected net loss of US$1,220.3 million, as adjusted by the reconciliation of certain non-cash items, including US$192.3 million in depreciation and US$133.0 million in share-based compensation expense. Additional factors affecting operating cash flow included an decrease in the deferred revenue in the amount of US$925.0 million, and an decrease in the accrued expenses and other current liabilities account of US$315.8 million, primarily due to an decrease in accrued employee salary expenses and welfare benefits.

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

Net cash used in investing activities amounted to US$37.4 million in the fiscal year ended May 31, 2023, compared to net cash provided by investing activities of US$1,168.5 million in the fiscal year ended May 31, 2022 and net cash used in investing activities of US$2,177.6 million in the fiscal year ended May 31, 2021.

Net cash used in investing activities in the fiscal year ended May 31, 2023 was primarily attributable to purchase of property and equipment of US$143.0 million and partially offset by net proceeds of US$117.3 million from investing in short-term investments and term deposits.

Net cash provided by investing activities in the fiscal year ended May 31, 2022 was primarily attributable to proceeds from maturity of short-term investments of US$2,041.0 million, partially offset by purchase of short-term investments of US$540.8 million and purchase of property and equipment of US$150.7 million.

Net cash used in investing activities in the fiscal year ended May 31, 2021 was primarily attributable to net purchase of short term investments in the amount of US$801.3 million, purchase of term deposits in the amount of US$1,203.6 million and the purchase of property and equipment in the amount of US$429.2 million in connection with the expansion of our school network.

Financing Activities

Net cash used in financing activities amounted to US$246.9 million in the fiscal year ended May 31, 2023, compared to net cash used in financing activities amounted to US$230.9 million in the fiscal year ended May 31, 2022 and net cash provided by financing activities amounted to US$1,654.1 million in the fiscal year ended May 31, 2021.

Net cash used in financing activities in the fiscal year ended May 31, 2023 was primarily attributable to the funds used for share repurchase in the amount of US$191.6 million and the unsecured senior notes repurchase in the amount of US$48.8 million.

Net cash used in financing activities in the fiscal year ended May 31, 2022 was primarily attributable to the unsecured senior notes repurchase in the amount of US$222.0 million.

Net cash provided by financing activities in the fiscal year ended May 31, 2021 was primarily attributable to proceeds from secondary public offering in Hong Kong in the amount of US$1,482.8 million and the unsecured senior notes in the amount of US$297.1 million and the repayments of long-term loan in the amount of US$120.0 million.

Material cash requirements

Our material cash requirements as of May 31, 2023 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, long-term debt obligations and funds used for share repurchase.

The expansion of our existing program, service and product offerings to new areas and launch of new business initiatives have required investment. Our capital expenditures were US$429.2 million, US$150.7 million and US$143.0 million in the fiscal years ended May 31, 2021, 2022 and 2023, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

Our operating lease commitments consist of the commitments under the lease agreements for our schools, learning centers, office premises and other facilities. As of May 31, 2023, the payment due within one year and thereafter for our operating lease commitments amounted to US$480.8 million.

Our long-term debt obligations consist of the principal amount and cash interests in connection with unsecured senior notes issued in July 2020. In July 2020, we issued unsecured senior notes for a principal amount of US$300 million which were listed in the Stock Exchange of Hong Kong Limited. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021. As of May 31, 2023, we repurchased an aggregate principal amount of US$285.3 million of the notes with a total cash consideration of US$270.8 million, the principal amount of the unsecured senior notes was US$14.7 million.

On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. Our board of directors further authorized to extend such share repurchase program by twelve months through May 31, 2024. As of May 31, 2023, we repurchased an aggregate of 5,946,314 ADSs under this share repurchase program. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of May 31, 2023.

Holding Company Structure

Overview

New Oriental is a holding company with no material operations of its own. We conduct substantially all of our business in China through contractual arrangements with the variable interest entities, and their schools and subsidiaries and shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2021, 2022 and 2023, the consolidated affiliated entities contributed in aggregate 99.9%, 99.6% and 99.5%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the variable interest entities primarily consist of the leasing of our commercial property. As of May 31, 2022 and 2023, the consolidated affiliated entities accounted for an aggregate of 51.9% and 56.1%, respectively, of our total assets, and 95.4% and 95.2%, respectively, of our total liabilities. The assets not associated with the consolidated affiliated entities primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2022 and 2023, US$864.0 million and US$1,013.3 million, respectively, of these assets were denominated in U.S. dollars, and US$2,788.4 million, respectively US$1,240.6 million, of these assets were denominated in RMB and the remaining are denominated in other foreign currencies, including British pounds and Hong Kong dollars.

As a holding company, New Oriental’s ability to pay dividends and other cash distributions to its shareholders depends in part upon dividends and other distributions paid to it by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the variable interest entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2021, 2022 and 2023, the total amount of service fees payable to our PRC subsidiaries from the variable interest entities under the service agreements was US$548.2 million, US$580.8 million US$61.8 million, respectively.

Conducting our operations through contractual arrangements with the variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of the variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership.”

Dividend Distributions

Under PRC law, each of our PRC subsidiaries, variable interest entities and their respective subsidiaries which is not a for-profit private school is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, each of our schools that requires or does not requires reasonable returns in China is required to allocate a certain amount out of its annual net income or annual increase in the net assets, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for our schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Each of our schools that is for-profit or non-profit in China is required to allocate a certain amount to its development fund for the development of the school. In the case of a for-profit private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount shall be equal to no less than 10% of the audited annual increase in the unrestricted net assets of the school, if any. Upon the effectiveness of the Amended Law for Promoting Private Education in September 2017, sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with the variable interest entities, the earnings and cash of variable interest entities and their schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2023, the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$935.0 million, and the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$1,549.3 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Technology Capabilities and Infrastructure

Our continuous development in technology capabilities has contributed to our sustained success in the private education industry. We believe our strong technology capabilities enable us to deliver a superior learning experience and improve our operational efficiency. We employ experienced research and development personnel to build, maintain and upgrade our technologies and systems. We had approximately 5,100, 3,000 and 2,900 research and development personnel as of May 31, 2021, 2022 and 2023, respectively.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secrets laws as well as confidentiality agreements with our employees, contractors and others. As of May 31, 2023, we had 28 main works of art copyrights and 45 main software copyrights in China relating to various aspects of our operations, and 16 main trademark registrations in China, of which “ ,” “ ,” and “ ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China. Our main websites are located at www.xdf.cn, www.neworiental.org, www.eastbuy.com and www.koolearn.com. In addition, we have registered other domain names, including dogwood.com.cn, blingabc.com, ileci.com, 51pigai.com and steamxdf.com.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	60	Executive Chairman
Chenggang Zhou	61	Director and Chief Executive Officer
Zhihui Yang	49	Executive President and Chief Financial Officer
Louis T. Hsieh	58	Director
Robin Yanhong Li	54	Independent Director
Denny Ting Bun Lee	55	Independent Director
John Zhuang Yang	68	Independent Director

Mr. Michael Minhong Yu is the founder of our company and has served as the chairman of our board of directors since August 2001. He was also our chief executive officer from 2001 to September 2016. Mr. Yu currently serves as the chairman of the board and non-executive director of East Buy Holding Limited (HKEX: 1797). Mr. Yu also serves as Standing Committee Member of the Central Committee of the China Democratic League. Prior to founding our first school in 1993, Mr. Yu was an English instructor at Peking University from 1985 to 1991. Mr. Yu received his bachelor’s degree in English from Peking University.

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

Mr. Zhihui Yang has served as our executive president since January 2021 and chief financial officer since April 2015. He held multiple positions since he joined our company in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Mr. Yang has served as an independent director of DiDi Global Inc. (OTC: DIDIY) since April 2023. Prior to joining us, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to March 2006. From August 1997 and May 2002, Mr. Yang worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.

Mr. Louis T. Hsieh has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh currently serves as the global chief financial officer, since April 2021, and board director, since June 2021, of Hesai Technology, a global leader in 3-D Lidar solutions. Mr. Hsieh also serves as an independent director since May 2014, of JD.com Inc. (Nasdaq: JD; HKEX: 9618), a leading technology driven e-commerce company in China listed on Nasdaq and the Hong Kong Stock Exchange, and an independent director of YUM China (NYSE: YUMC; HKEX: 9987) from November 2016 to June 2023, and chairman of the audit committee from 2016 to 2019, of Yum China Holdings, Inc. From May 2017 to October 2019, Mr. Hsieh served as the global chief financial officer of NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO), a leading electric car original equipment manufacturer. Prior to joining us in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2023, we paid an aggregate of approximately US$4.9 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$82.7 thousand. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

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

2016 Share Incentive Plan

We adopted our 2016 Share Incentive Plan, or the 2016 plan, in January 2016 to continue to provide incentives to employees, directors and consultants after the expiration of our 2006 plan. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 plan is 100,000,000 shares (taking into account the one-for-ten share split that took effect on March 10, 2021). The 2016 plan has a term of 10 years, unless terminated earlier. As of May 31, 2023, an aggregate of 30,271,273 non-vested equity shares remain outstanding under the 2016 Share Incentive Plan, excluding non-vested equity shares that were forfeited or cancelled after the relevant grant date.

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

The following table summarizes, as of September 15, 2023, the outstanding non-vested equity shares granted under our 2016 plan to our directors and executive officers (taking into account the one-for-ten share split that took effect on March 10, 2021).

Name	Common Shares Underlying Outstanding NES	Exercise Price (US$/ Share)	Date of Grant	Date of Vest
Michael Minhong Yu	*	†	05/14/2021	06/30/2024
	*	†	09/09/2022	06/30/2024
	*	†	09/09/2022	06/30/2025
Chenggang Zhou	*	†	05/14/2021	06/30/2024
	*	†	09/09/2022	06/30/2024
	*	†	09/09/2022	06/30/2025
Zhihui Yang	*	†	05/14/2021	06/30/2024
	*	†	09/09/2022	06/30/2024
	*	†	09/09/2022	06/30/2025
Louis T. Hsieh	*	†	05/14/2021	06/30/2024
	*	†	09/09/2022	06/30/2024
	*	†	09/09/2022	06/30/2025
Robin Yanhong Li	*	†	05/14/2021	06/30/2024
	*	†	09/09/2022	06/30/2024
	*	†	09/09/2022	06/30/2025
Denny Ting Bun Lee	*	†	05/14/2021	06/30/2024
	*	†	09/09/2022	06/30/2024
	*	†	09/09/2022	06/30/2025
John Zhuang Yang	*	†	05/14/2021	06/30/2024
	*	†	09/09/2022	06/30/2024
	*	†	09/09/2022	06/30/2025

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

East Buy Share Option Schemes

On July 13, 2018, the board of directors of East Buy approved an employee’s share option plan, or the East Buy Pre-IPO Share Option Scheme, under which East Buy is authorized to issue up to 47,836,985 shares in East Buy pursuant to awards granted to any director, employee, contractor or affiliate of East Buy (including nominees and/or trustees of any employee benefit trusts established for them). As of May 31, 2023, options to obtain an aggregate of 27,084,385 shares in East Buy remained outstanding under the East Buy Pre-IPO Share Option Scheme. No options were forfeited and no shares were cancelled in the fiscal year ended May 31, 2023.

On January 30, 2019, the board of directors of East Buy approved an employee’s share option plan, or the East Buy Post-IPO Share Option Scheme, under which East Buy is authorized to issue up to 91,395,910 shares in East Buy pursuant to awards granted to, among others, directors, employees of East Buy or its affiliate. As of May 31, 2023, options to obtain an aggregate of 40,462,810 shares in East Buy remained outstanding under the East Buy Post-IPO Share Option Scheme. Options to obtain 1,216,275 shares in East Buy shares were either forfeited or cancelled in the fiscal year ended May 31, 2023. The East Buy Post-IPO Share Option Scheme was terminated following the effectiveness of the East Buy 2023 Scheme (as defined below) in March 2023, provided that any granted and unexercised options made under the Post-IPO Share Option Scheme immediately before the termination shall continue to be valid and exercisable in accordance with the terms of the grant and original Post-IPO Share Option Scheme rules.

On March 9, 2023, the shareholders of East Buy approved an employee’s share incentive scheme, or the East Buy 2023 Scheme, under which East Buy is authorized to issue up to 101,351,871 shares in East Buy pursuant to awards granted to, among others, directors, employees of East Buy or its affiliate. As of May 31, 2023, awards to obtain an aggregate of 30,314,000 shares in East Buy remained outstanding under the East Buy 2023 Scheme. Awards to obtain 145,000 shares in East Buy shares were either forfeited or cancelled in the fiscal year ended May 31, 2023.

C.	Board Practices

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are, or had been, our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2023, our board held meetings or passed resolutions by unanimous written consent ten times.

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

In the fiscal year ended May 31, 2023, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members three times, including the audit committee’s approval of two quarterly earnings releases, semi-annual result and annual result.

Compensation Committee

•

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

In the fiscal year ended May 31, 2023, the compensation committee passed resolutions by unanimous written consent once, and also approved certain other matters together with the rest of the board members once.

Nominating and Corporate Governance Committee

•

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

In the fiscal year ended May 31, 2023, the nominating and corporate governance committee passed resolutions by unanimous written consent once.

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

We had 88,126, 46,653 and 50,438 full-time employees and 17,086, 6,418 and 5,068 contract teachers and staff as of May 31, 2021, 2022 and 2023, respectively. The decrease in the number of employees as of May 31, 2022, and the decreases in the number of contract teachers and staff as of May 31, 2022 was primarily due to the cessation of our K-9 Academic AST services, in order to comply with the government policies in China. We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete agreements with our key full-time employees. Our contract teachers generally enter into exclusive service agreements with us.

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

Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us who owns beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 15, 2023.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	202,072,160	12.2
Chenggang Zhou	*	*
Zhihui Yang	*	*
Louis T. Hsieh	*	*
Robin Yanhong Li	*	*
Denny Ting Bun Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	211,651,075	12.8
Principal Shareholders:
Tigerstep Developments Limited(5)	201,385,540	12.2
GIC Private Limited(6)	84,984,093	5.1

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,655,124,293, being the number of common shares outstanding as of September 15, 2023 and (ii) the number of non-vested equity shares held by such person or group that will vest within 60 days after September 15, 2023.

(3)

Includes (i) 169,235,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Mr. Michael Minhong Yu and (ii) 3,283,716 ADSs (each representing ten underlying common shares), which consist of 3,215,054 ADSs held by Tigerstep Developments Limited and 68,662 ADSs held by Mr. Yu. Through a trust arrangement, Mr. Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Development Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)	Includes (i) common shares and (ii) non-vested equity shares that will vest within 60 days after September 15, 2023 held by all of our directors and senior executive officers as a group.
(5)

Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Mr. Michael Minhong Yu. The registered address of Tigerstep Developments Limited is Marcy Building, 2nd Floor, P.O. Box 2416, Road Town, Tortola, the British Virgin Islands.

(6)

Represents (i) 73,701,510 common shares, including 28,124,830 common shares represented by 2,812,483 ADSs, and (ii) 11,282,583 common shares, including 6,346,660 common shares represented by 634,666 ADSs, beneficially owned by GIC Private Limited, or GIC, as reported in a Schedule 13G filed by GIC with the SEC on June 1, 2023 (the “Schedule 13G”). As reported in the Schedule 13G, GIC has the sole voting and disposal power over 73,701,510 shares it beneficially owns and shares voting and disposal power over 11,282,583 shares it beneficially owns with the Monetary Authority of Singapore. GIC is wholly-owned by the Government of Singapore, who disclaims beneficial ownership of such shares, as reported in the Schedule 13G. The address of GIC is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of September 15, 2023, we had 1,655,124,293 common shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 54.8% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our common shares in the United States.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Agreements with East Buy

Deed of Non-Competition Undertakings

On March 28, 2019, East Buy completed its initial public offering and the listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited, or the HKEx. We issued a deed of non-competition undertakings on August 28, 2018 in favor of East Buy with respect to the ongoing relationship between us and East Buy after the listing of East Buy’s securities on the HKEx. Pursuant to this deed, we undertake, among other things, not to, and procure our group entities not to, carry on engage or participate in online education services within China, except for (i) making minority investments in a business that provide online education services in China, or (ii) operating our existing Blingabc and Leci businesses with the restrictions set forth in the deed of non-competition undertakings, provided, however, if we propose to issue or transfer any equity interest in these businesses, East Buy has the option to purchase all or any portion of the offered equity interest. The foregoing undertaking will end if East Buy’s securities cease to be listed on HKEx or 12 months after we cease to be the controlling shareholder of East Buy, whichever is earlier.

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

Lease Arrangements with an Affiliate

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding China Limited, or Metropolis Holding. In March 2012, Fine Talent Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2023, 18 of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2023, we accrued a total of US$8.4 million rent to Metropolis Holding. As of May 31, 2023, amounts due from Metropolis Holding were US$3.8 million, which represented prepaid rent and rental deposit. In addition, Metropolis Holding, as a property management company, also provided property management services to the Company for several rented floors of office space. As of May 31, 2023, amounts due to Metropolis Holding were US$0.2 million, which represented accrued but unpaid service fee.

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

Transactions with Other Related Parties

During the fiscal year ended May 31, 2023, we recorded revenue in the amount of US$2.1 million from other related parties. As of May 31, 2023, we had US$7.3 million in aggregate due from other related parties and US$110 thousand in aggregate due to other related parties.

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

Separately, beginning in February 2022, our company and certain of our officers and directors were named as defendants in two related securities class actions filed in the United States District Court for the Southern District of New York. In June 2022, these actions were consolidated under the caption In re New Oriental Education & Technology Group Inc. Securities Litigation, No. 1:22-CV-01014. On September 2, 2022, Lead Plaintiff filed its amended consolidated complaint purportedly on behalf of a class of persons who purchased or acquired our company’s ADSs between October 23, 2018 and July 25, 2021, alleging that defendants’ statements contained alleged misstatements and omissions regarding our company’s business and compliance practices in violation of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Plaintiff filed the Second Amended Consolidated Complaint on December 9, 2022. Briefing on defendants’ Motion to Dismiss was completed on June 26, 2023. The Court’s decision on the Motion remains pending. This action remains in its preliminary stage, and we are unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this case.

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

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

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

•	a citizen or individual resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of common shares or ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our common shares or ADSs and partners in such partnerships should consult their tax advisors regarding the United States federal income tax considerations relating to the ownership or disposition of our common shares or ADSs.

If you hold ADSs, it is generally expected that you should be treated as the beneficial owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or a “PFIC,” for United States federal income tax purposes, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If a non-U.S. corporation directly or indirectly owns at least 25% (by value) of the stock of another corporation, such corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the assets and earning a proportionate share of the other corporation’s assets and receiving a proportionate share of the other corporation’s income.

Although the law in this regard is unclear, we treat the VIES (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we are considered the primary beneficiary of these entities and consolidate their operating results in our combined financial statements under the U.S. GAAP for accounting purposes.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended May 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to be a PFIC.

Taxation of Distributions on the ADSs or Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions (including the amount of any tax withheld) paid to you with respect to the ADSs or common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be included in your gross income as ordinary dividend income on the date actually or constructively received by the depositary, in the case of ADSs, or by you, in the case of common shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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

In the event, however, that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”). U.S. Holders are advised to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

Dividends paid on our ADSs and common shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common shares. A U.S. Holder may be subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As discussed above, we believe that we were a PFIC for the taxable year ended May 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or common shares under their particular circumstances.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will generally recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or common share equal to the difference between the amount realized upon the disposition of the ADS or common share and such holder’s adjusted tax basis in the ADS or common share. The gain or loss will generally be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ADS or common share for more than one year will be eligible for reduced capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits.

In the event that we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of the ADSs or common shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for the taxable year ended May 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ended May 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares, and (2) any gain realized on the sale or other disposition of ADSs or common shares. Under these PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above, provided that such stock is “regularly traded” (as defined below) within the meaning of applicable U.S. Treasury regulations. If a U.S. Holder makes a mark-to-market election for the ADSs or common shares, such holder will generally include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or common shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, such deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or common shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss realized on the actual sale or disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. A U.S. Holder’s basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

If a U.S. Holder holds ADSs or common shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will generally be required to file United States Internal Revenue Service Form 8621 and such other form as is required by the United States Treasury Department. U.S. Holders are urged to consult their tax advisors regarding the potential reporting requirements that may apply and the U.S. federal income tax consequences of holding and disposing of our ADSs or common shares if we are treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

We intend to submit the annual report provided to security holders in electronic format pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as an exhibit to a current report on Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$44.2 million in our interest income for the year ended May 31, 2023.

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

To the extent that we need to convert U.S. dollar-denominated financial assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. A hypothetical 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB15.8 million in the value of our U.S. dollar denominated financial assets as of May 31, 2023. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. In the fiscal year ended May 31, 2023, we received a sum of US$4.9 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received was recognized in other income.

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

For the period from November 9, 2020, the closing date of our public offering, to May 31, 2023, we did not use any net proceeds from our public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2023, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2023 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of New Oriental Education & Technology Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended May 31, 2023, of the Company and our report dated September 25, 2023, expressed an unqualified opinion on those financial statements.

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
Beijing, the People’s Republic of China
September 25, 2023
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No 1113), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Years Ended May 31,
(in thousands of US$)	2022	2023
Audit fees (1)	1,652	1,970
Audit related fees (2)	456	598
Tax fees (3)	120	147
All other fees	149	110

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

On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. Our board of directors further authorized to extend such share repurchase program by twelve months through May 31, 2024.

As of May 31, 2023, we repurchased an aggregate of 5,946,314 ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us.

	Total Number of ADSs Purchased	Average Price Paid Per ADS ($)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan ($)
Period
August 1, 2022 to August 31, 2022	65,000	28.1	65,000	398,161,590
September 1, 2022 to September 30, 2022	745,000	24.6	810,000	379,849,112
October 1, 2022 to October 31, 2022	1,017,726	23.5	1,827,726	355,887,998
November 1, 2022 to November 30, 2022	1,037,134	26.9	2,864,860	328,012,201
December 1, 2022 to December 31, 2022	240,600	29.1	3,105,460	321,012,520
January 1, 2023 to January 31, 2023	128,200	41.5	3,233,660	315,689,501
February 1, 2023 to February 28, 2023	768,825	41.2	4,002,485	284,021,083
March 1, 2023 to March 31, 2023	662,230	38.2	4,664,715	258,757,469
April 1, 2023 to April 30, 2023	587,001	39.6	5,251,716	235,490,055
May 1, 2023 to May 31, 2023	694,598	39.0	5,946,314	208,371,742
Total	5,946,314	32.2	5,946,314	208,371,742

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Section 302 of the NYSE Listed Company Manual requires each issuer to hold an annual meeting of shareholders of the issuer’s fiscal year-end. Conyers Dill & Pearman, our Cayman Islands counsel, has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We revised our articles of association to comply with Rule 19C.07(4) of the Hong Kong Listing Rules in March 2021 and we will hold an annual general meeting every year for as long as our common shares remain listed on the Hong Kong Stock Exchange. The next annual general meeting is expected to be held before November 30, 2023.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. A copy of our corporate governance guidelines is available on our website at http://investor.neworiental.org.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

On October 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended May 31, 2022. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely for the fiscal year ended May 31, 2022, issued the audit report for us for the fiscal year ended May 31, 2022.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or mainland China own shares of New Oriental Education & Technology Group Inc. or the variable interest entities, (ii) the mainland China governmental entities do not have a controlling financial interest in New Oriental Education & Technology Group Inc. or the variable interest entities, (iii) none of the members of the board of directors of New Oriental Education & Technology Group Inc. or our operating entities, including the variable interest entities, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of New Oriental Education & Technology Group Inc. or the variable interest entities contains any charter of the Chinese Communist Party.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 6-K (File No. 001-32993) filed with the Commission on March 10, 2021)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to the prospectus filed with the Commission on March 10, 2021 pursuant to Rule 424(b)(3) (File No. 333-253812) under the registration statement on Form F-6 filed with the Commission on March 3, 2021)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 24, 2021)

2.3	Deposit Agreement, dated as of September 12, 2006, between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.2 of the Registrant’s F-3 registration statement (File No. 333-249642) filed with the Commission on October 23, 2020)

2.4	Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) to the registration statement on Form F-6/A (File No. 333-136862) filed with the Commission on June 5, 2007)

2.5	Form of Supplement and Amendment No. 2 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.6	Form of Supplement and Amendment No. 3 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.7	Form of Amendment No. 4 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(v) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-253812), filed with the Commission on April 8, 2022)

2.8	Trust Deed, dated as of July 2, 2020, between the Registrant and DB Trustees (Hong Kong) Limited (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.9	Agency Agreement, dated as of July 2, 2020, by and among the Registrant, DB Trustees (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (incorporated herein by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.10	Description of Securities (incorporated herein by reference to Exhibit 2.10 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 29, 2022)

4.1	2006 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on October 12, 2012)

Exhibit Number	Description of Document

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.6	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.9	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.10	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment No. 2 to the Registrant’s annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.11	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, and Amendment No. 3 dated as of September 1, 2021 by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.11 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 24, 2021)

Exhibit Number	Description of Document

4.12	English Translation of Call Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.13	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

4.14	Deed of Non-Competition Undertakings, dated as of August 28, 2018 issued by New Oriental Education & Technology Group Inc. in favor of Koolearn Technology Holding Limited (the predecessor of East Buy Holding Limited) (incorporated by reference to Exhibit 4.14 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.15	English Translation of Equity Pledge Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd, and its shareholders (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.16	English Translation of Exclusive Option Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its shareholders (incorporated by reference to Exhibit 4.16 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.17	English Translation of Powers of Attorney, dated as of May 10, 2018 issued by Beijing New Oriental Xuncheng Network Technology Co., Ltd and its shareholders (incorporated by reference to Exhibit 4.17 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018).

4.18	English Translation of Exclusive Management Consultancy and Cooperation Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated by reference to Exhibit 4.18 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.19	English Translation of Letters of Undertaking, dated as of May 10, 2018, issued by (j) Beijing Century Friendship Education Investment Co., Ltd. and its shareholders and (ii) each of the general partners of limited partnerships that are shareholders of Beijing New Oriental Xuncheng Network Technology Co., Ltd. to Koolearn Technology Holding Limited (the predecessor of East Buy Holding Limited) and Beijing Dexin Dongfang Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.20	English Translation of Supplemental Agreement, dated as of October 10, 2019, among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders, and Zhuhai Chongsheng Heli Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

4.21	English Translation of Letter of Acceptance, dated as of October 10, 2019, issued by Beijing Dongfang Youbo Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

Exhibit Number	Description of Document

4.22*	English Translation of Second Supplemental Agreement, dated February 1, 2021, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders

4.23*	English Translation of Third Supplemental Agreement, dated May 24, 2023, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders

4.24*	English Translation of Letter of Acceptance, dated as of January 12, 2022, issued by Beijing Xinyuanfang Human Resource Service Co., Ltd.

4.25*	English Translation of Letter of Acceptance, dated as of January 12, 2022, issued by Dongfang Optimization (Beijing) Technology Co., Ltd.

4.26*	English Translation of Letter of Acceptance, dated as of January 4, 2023, issued by Oriental Selection (Beijing) Technology Co., Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
	Name:	Chenggang Zhou
	Title:	Chief Executive Officer

Date: September 25, 2023

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2022 AND 2023

F-1

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended May 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 25, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
As of May 31, 2023, the carrying value of the Company’s financial instruments measured at fair value that are classified as Level 3 amounted to US$141.7 million, which are accounted as available-for-sale
investments. The
available-for-sale
investments classified within Level 3 are measured at fair value using the income approach or market approach.
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

F-2

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

•
We evaluated management’s ability to appropriately estimate fair value by comparing management’s historical estimates to actual results on a sample basis, taking into account changes in market conditions.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic
of
China
September 25, 2023
We have served as the Company’s auditor since 2006.

F-3

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2022	2023
	US$	US$

ASSETS
Current assets
Cash and cash equivalents	1,148,637	1,662,982
Restricted cash, current	—	110,892
Term deposits, current	1,140,066	855,784
Short-term investments	1,902,254	1,477,843
Accounts receivable, net of allowance of US$1,212 and US$1,599 as of May 31, 2022 and 2023, respectively	16,430	33,074
Inventory, net	27,925	52,689
Prepaid expenses and other current assets, net of allowance of US$456 and US$691 as of May 31, 2022 and 2023, respectively	215,402	211,240
Amounts due from related parties, current	23,245	9,383

Total current assets	4,473,959	4,413,887

Restricted cash, non-current	45,890	31,553
Term deposits, non-current	—	462,734
Property and equipment, net	402,690	359,760
Land use rights, net	3,627	3,321
Amounts due from related parties, non-current	3,365	1,735
Long-term deposits	33,409	26,492
Intangible assets, net	2,800	25,179
Goodwill, net	70,803	105,514
Long-term investments, net (including available-for-sale investment of US$173,003 and US$159,588 as of May 31, 2022 and 2023, respectively)	437,919	399,585
Deferred tax assets, non-current, net	20,038	55,933
Right-of-use assets	531,102	439,535
Other non-current assets	9,064	67,230

Total assets	6,034,666	6,392,458

F-
4

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS - CONTINUED
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2022	2023
	US$	US$
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$21,862 and US$69,102 as of May 31, 2022 and 2023, respectively)	22,289	69,764
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$499,721 and US$553,883 as of May 31, 2022 and 2023, respectively)	510,264	569,437
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$63,187 and US$64,890 as of May 31, 2022 and 2023, respectively)	75,650	118,049
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$226 and US$346 as of May 31, 2022 and 2023, respectively)	226	346
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$927,187 and US$1,308,276 as of May 31, 2022 and 2023, respectively)	933,062	1,337,630
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated variable interest entities without recourse to the Company of US$ 164,806 and US$149,127 as of May 31, 2022 and 2023, respectively)	168,623	155,752

Total current liabilities	1,710,114	2,250,978

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$19,048 and US$23,602 as of May 31, 2022 and 2023, respectively)	19,240	23,849
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2022 and May 31, 2023, respectively)	65,394	14,653
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$ 442,843 and US$285,667 as of May 31, 2022 and 2023, respectively)	446,394	288,190

Total liabilities	2,241,142	2,577,670

F-
5

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS - CONTINUED
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2022	2023
	US$	US$

Commitments and contingencies (Note 20)
Equity
Common shares (US$0.001 par value; 3,000,000,000 shares authorized as of May 31, 2022 and 2023; 1,696,966,183 and 1,643,162,653 shares issued as of May 31, 2022 and 2023; 1,696,966,183 and 1,643,162,653 shares outstanding as of May 31, 2022 and 2023, respectively)	1,697	1,703
Treasury stock	—	(59)
Additional paid-in capital	2,061,613	1,939,585
Statutory reserves	447,820	464,662
Retained earnings	1,065,362	1,225,861
Accumulated other comprehensive income/(loss)	129,014	(27,404)

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,705,506	3,604,348

Non-controlling interests	88,018	210,440

Total equity	3,793,524	3,814,788

Total liabilities and equity	6,034,666	6,392,458

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2021	2022	2023
	US$	US$	US$
Net revenues
Net service revenues	4,230,638	3,050,022	2,544,729
Net product revenues	45,901	55,224	453,031

Total net revenues	4,276,539	3,105,246	2,997,760
Operating cost and expenses
Cost of revenues	(2,036,875)	(1,754,291)	(1,409,438)
Selling and marketing	(600,778)	(466,895)	(444,693)
General and administrative	(1,489,826)	(1,866,573)	(953,583)
Impairment loss on intangible assets and goodwill	(31,794)	—	—

Total operating cost and expenses	(4,159,273)	(4,087,759)	(2,807,714)

Operating income/(loss)	117,266	(982,513)	190,046

Other income/(expense)
Interest income	141,511	123,542	114,453
Interest expense	(6,747)	(4,050)	(707)
Realized gain from long-term investments	3,535	22,004	767
Impairment loss from long-term investments	(40,207)	(129,350)	(8,056)
Loss from fair value change of investments	(3,824)	(14,933)	(860)
Loss on deconsolidation of subsidiaries	—	(79,609)	—
Miscellaneous income, net	103,443	32,411	12,888

Income/(loss) before income taxes and loss from equity method investments	314,977	(1,032,498)	308,531

Provision for income taxes:
Current	(127,313)	(44,378)	(97,594)
Deferred	43,725	(91,934)	31,528

Provision for income taxes	(83,588)	(136,312)	(66,066)

Loss from equity method investments	(1,368)	(51,466)	(7,102)

Net income/(loss)	230,021	(1,220,276)	235,363

Less: Net (loss)/income attributable to non-controlling interests	(104,393)	(32,555)	58,022

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	334,414	(1,187,721)	177,341

Net income/(loss) per common share*(Note 18)
- Basic	0.20	(0.70)	0.11
- Diluted	0.20	(0.70)	0.10
Weighted average shares used in calculating basic and diluted net income/(loss) per common share*
- Basic	1,645,463,440	1,696,419,232	1,678,264,547
- Diluted	1,651,982,384	1,696,419,232	1,685,631,987

*	Retrospectively restated for the effect of stock split. (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

F-
7

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)
(In thousands, except share and per share data, or otherwise noted)

	For the years ended May 31,
	2021	2022	2023
	US$	US$	US$
Net income/(loss)	230,021	(1,220,276)	235,363
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	327,236	(118,872)	(155,517)
Purchase of non-controlling interests	59	—	—
Unrealized gain/(loss) on available-for-sale investments, net of tax effect of US$4,014, US$1,316 and US$513 for the years ended May 31, 2021, 2022 and 2023, respectively	27,318	(12,896)	(2,279)

Other comprehensive income /(loss), net of tax	354,613	(131,768)	(157,796)

Comprehensive income/(loss)	584,634	(1,352,044)	77,567
Comprehensive (loss)/income attributable to non-controlling interests	(102,445)	(31,539)	56,644

Comprehensive income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	687,079	(1,320,505)	20,923

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive (loss)/income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number*	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2020	1,585,400,800	1,588	456,088	(3)	(90,867)	380,078	1,986,411	2,733,295	136,516	2,869,811
Issuance of treasury stock and common shares for nonvested equity shares (“NES”)	5,706,350	3	(6)	3	—	—	—	—	—	—
Vested NES	1,110,000	1	(1)	—	—	—	—	—	—	—
HK initial public offering, net of issuance cost	97,865,000	98	1,482,670	—	—	—	—	1,482,768	—	1,482,768
Share-based compensation expenses	—	—	29,353	—	—	—	—	29,353	39,527	68,880
Exercise of share options in East Buy Holding Limited (“East Buy”)	—	—	—	—	—	—	—	—	1,929	1,929
Transfer to statutory reserves	—	—	—	—	—	67,426	(67,426)	—	—	—
Net income	—	—	—	—	—	—	334,414	334,414	(104,393)	230,021
Foreign currency translation adjustment	—	—	—	—	325,288	—	—	325,288	1,948	327,236
Unrealized gain on available-for-sale investments, net of tax effect of US$4,014	—	—	—	—	27,318	—	—	27,318	—	27,318
Purchase of non-controlling interests	—	—	(19,092)	—	59	—	—	(19,033)	(626)	(19,659)
Shares issuance of East Buy	—	—	(128)	—	—	—	—	(128)	30,000	29,872

Balance as of May 31, 2021	1,690,082,150	1,690	1,948,884	—	261,798	447,504	2,253,399	4,913,275	104,901	5,018,176

F-
9

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number*	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2021	1,690,082,150	1,690	1,948,884	261,798	447,504	2,253,399	4,913,275	104,901	5,018,176
Vested NES	6,884,033	7	(7)	—	—	—	—	—	—
Share-based compensation expenses	—	—	118,487	—	—	—	118,487	14,481	132,968
Exercise of share options in East Buy	—	—	—	—	—	—	—	175	175
Transfer to statutory reserves	—	—	—	—	316	(316)	—	—	—
Net loss	—	—	—	—	—	(1,187,721)	(1,187,721)	(32,555)	(1,220,276)
Foreign currency translation adjustment	—	—	—	(119,888)	—	—	(119,888)	1,016	(118,872)
Unrealized loss on available-for-sale investments, net of tax effect of US$1,316	—	—	—	(12,896)	—	—	(12,896)	—	(12,896)
Loss on sales of restricted shares	—	—	(5,751)	—	—	—	(5,751)	—	(5,751)

Balance as of May 31, 2022	1,696,966,183	1,697	2,061,613	129,014	447,820	1,065,362	3,705,506	88,018	3,793,524

F-
10

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income/(loss)	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number*	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2022	1,696,966,183	1,697	2,061,613	—	129,014	447,820	1,065,362	3,705,506	88,018	3,793,524
Share repurchase	(59,463,140)	—	(191,569)	(59)	—	—	—	(191,628)	—	(191,628)
Vested NES	5,659,610	6	(6)	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	69,547	—	—	—	—	69,547	20,241	89,788
Transfer to statutory reserves	—	—	—	—	—	16,842	(16,842)	—	—	—
Net income	—	—	—	—	—	—	177,341	177,341	58,022	235,363
Foreign currency translation adjustment	—	—	—	—	(154,139)	—	—	(154,139)	(1,378)	(155,517)
Unrealized loss on available-for-sale investments, net of tax effect of US$513	—	—	—	—	(2,279)	—	—	(2,279)	—	(2,279)
Non-controlling interests recognized through business acquisitions (Note 3)	—	—	—	—	—	—	—	—	32,659	32,659
Exercise of share options in East Buy	—	—	—	—	—	—	—	—	12,878	12,878

Balance as of May 31, 202 3	1,643,162,653	1,703	1,939,585	(59)	(27,404)	464,662	1,225,861	3,604,348	210,440	3,814,788

*	Retrospectively adjusted for the effect of stock split. (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the years ended May 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from operating activities
Net income/(loss)	230,021	(1,220,276)	235,363
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities
Depreciation of property and equipment	225,657	192,291	117,036
Amortization of intangible assets	4,524	1,933	5,583
Amortization of land use rights	262	205	84
Loss on disposal of property and equipment	5,380	—	2,167
Loss on deconsolidation of subsidiaries	—	79,609	—
Goodwill impairment	28,858	—	—
Impairment loss from intangible assets	2,936	—	—
Impairment loss from long-term investments	40,207	129,350	8,056
Impairment loss from other long-lived assets	33,769	435,662	—
Realized gain from disposal of long-term investments	(3,535)	(22,004)	—
Loss from fair value change of investments	3,824	14,933	860
Share-based compensation expenses	68,880	132,968	89,788
Allowance for doubtful accounts	3,106	(81)	747
Loss from equity method investments	1,368	51,466	7,102
Deferred income taxes	(44,644)	89,565	(31,528)
Amortization of discounts and issuance costs of the unsecured senior notes	548	465	221
Gain from extinguishment of debt	—	(12,579)	(2,347)
Changes in operating assets and liabilities
Accounts receivable	(4,627)	(8,113)	(3,870)
Inventory	3,752	1,820	(21,899)
Prepaid expenses and other current assets	(15,229)	42,144	(17,744)
Amounts due from related parties	(661)	(22,918)	14,243
Long-term deposits	(5,020)	23,007	5,006
Right-of-use assets	(252,297)	1,268,055	60,474
Accounts payable	12,809	(15,122)	44,048
Accrued expenses and other current liabilities	122,147	(315,830)	83,394
Income taxes payable	33,533	2,179	41,653
Amounts due to related parties	(1,667)	3,713	138
Deferred revenue	420,340	(925,048)	469,339
Operating lease liabilities	215,844	(1,207,847)	(136,906)

Net cash provided by/(used in) operating activities	1,130,085	(1,280,453)	971,008

F-1
2

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(All amounts in thousands)

	For the years ended May 31,
	2021	2022	2023
	US$	US$	US$

Cash flows from investing activities
Purchase of term deposits	(1,203,630)	(360,633)	(1,236,849)
Proceeds from maturity of term deposits	296,077	307,722	1,031,420
Payments for short-term investments	(4,253,957)	(540,834)	(2,074,896)
Proceeds from maturity of short-term investments	3,452,642	2,040,999	2,397,622
Purchase of property and equipment	(429,197)	(150,738)	(143,045)
Proceeds from disposal of property and equipment	45,392	5,387	1,323
Payments for long-term investments	(106,965)	(82,082)	(13,597)
Proceeds from disposal of long-term investments	24,623	12,350	—
Business acquisitions, net of cash acquired of US$430, nil and US$ 5,065 for the years ended May 31, 2021, 2022 and 2023, respectively (Note 3)	(12,701)	—	886
Purchase of land use rights	(7,151)	—	—
Proceeds from disposal of land use rights	—	4,990	2,112
Loans provided to related parties	(10,486)	(41,226)	(2,387)
Repayment of loans provided to related parties	27,714	6,510	—
Deconsolidation of subsidiaries	—	(33,913)	—

Net cash (used in)/provided by investing activities	(2,177,639)	1,168,532	(37,411)

F-1
3

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(All amounts in thousands)

	For the years ended May 31,
	2021	2022	2023
	US$	US$	US$

Cash flows from financing activities
Net proceeds from HK initial public offering	1,482,768	—	—
Proceeds from issuances of common shares upon exercise of share options	1,929	175	12,878
Cash paid for shares repurchase	—	—	(191,628)
Cash paid for employees’ individual income taxes on withheld shares from exercise of NES	(16,168)	(7,956)	(2,174)
Payments made after business acquisitions	(1,741)	—	(17,179)
Repayment of long-term debt	(120,000)	—	—
Proceeds from issuance of unsecured senior notes	297,083	—	—
Repurchase of unsecured senior notes	—	(221,997)	(48,764)
Share issuances of East Buy	29,872	—	—
Purchase of non-controlling interests	(19,659)	—	—
Other financing activities	—	(1,080)	—

Net cash provided by/(used in) financing activities	1,654,084	(230,858)	(246,867)

Effects of exchange rate changes	106,173	(94,821)	(75,830)

Net change in cash, cash equivalents and restricted cash	712,703	(437,600)	610,900
Cash, cash equivalents and restricted cash at beginning of year	919,424	1,632,127	1,194,527

Cash, cash equivalents and restricted cash at end of year	1,632,127	1,194,527	1,805,427

Supplement disclosure of cash flow information:
Income taxes paid	144,377	53,049	55,195
Interests paid	4,219	5,048	798
Non-cash investing and financing activities
Payable for investments and acquisitions	6,536	1,097	9,531
Payable for purchase of property and equipment	79,132	27,240	27,093
The accompanying notes are an integral part of these consolidated financial statements.

F-1
4

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2022 AND 2023
(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
New Oriental Education & Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands. The Company, its subsidiaries, the consolidated variable interest entities (the “VIEs”) and the VIEs’ subsidiaries and schools are collectively referred to as the “Group”.
The Group provides educational services in the People’s Republic of China (the “PRC”) primarily under the “New Oriental” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of educational services and test preparation courses, overseas study consulting services and educational material and distribution, as well as provision of private label products and livestreaming
e-commerce
and other services.
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
Academic AST Services”) in the mainland of China by the end of December 2021. The revenues from offering
K-9
Academic AST Services accounted for a significant portion of the Company’s total revenues for the years ended May 31, 2021 and 2022. The Company continued to provide academic services to non
K-9
students and
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

F-1
5

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
Presentation of Financial Statements-Discontinued Operations
, as the deconsolidation did not represent a shift in strategy nor had a major impact to the Group’s operation and financial results.

F-1
6

As of May 31, 2023, details of the Company’s major subsidiaries, the consolidated VIEs and the VIEs’ major subsidiaries and schools were as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity

Major subsidiaries of the Company:
Beijing Decision Education & Consulting Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational technology and management services
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational consulting
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
East Buy (Formerly known as “Koolearn Technology Holding Limited”)	February 7, 2018	Cayman Islands	54.95%	Investment holding
New Oriental Xuncheng Technology (HK) Limited (“Koolearn Tech”)	March 2, 2018	Hong Kong	54.95%	Investment holding
Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”)	March 21, 2018	PRC	54.95%	Software and technology services

VIEs of the Company:
New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	Online education

Major subsidiaries and schools of the VIEs:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language training and test preparation
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language training and test preparation
Guangzhou Haizhu District Privately-Funded New Oriental Training School	November 5, 2000	PRC	N/A	Language training and test preparation
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language training and test preparation
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood”)	May 16, 2003	PRC	N/A	Educational material and content development and distribution
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Oversea study consulting service
Dongfang Optimization (Beijing) Technology Co., Ltd. (“Oriental Optimization”)	October 27, 2021	PRC	N/A	Private label products and livestreaming e-commerce
Oriental Selection (Beijing) Technology Co., Ltd. (“Oriental Selection”)	December 7, 2021	PRC	N/A	Private label products and livestreaming e-commerce

F-1
7

The VIE arrangements
The PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside of China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside of China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with the consolidated VIEs, New Oriental China and its subsidiaries and schools and Xuncheng and its subsidiaries. Since the education business operations of New Oriental China and its subsidiaries and schools and Xuncheng and its subsidiaries are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the Company consolidates New Oriental China, its subsidiaries and schools, Xuncheng and its subsidiaries as disclosed. Therefore, the Company aggregates the disclosures related to New Oriental China, its subsidiaries and schools, and Xuncheng and its subsidiaries as the VIEs in the Company’s consolidated financial statements. The VIEs hold the requisite licenses and permits necessary to conduct the Company’s education business and e-commerce business. In addition, the VIEs hold leases and other assets necessary to operate the Company’s schools and learning centers, employ teachers and generate substantially all of the Company’s revenues of education businesses.
VIE Arrangements between New Oriental China and the Company’s PRC subsidiaries
The Company and its wholly owned subsidiaries in China (the “WFOEs”) entered into the following contractual arrangements with New Oriental China, New Oriental China’s subsidiaries and schools and New Oriental China’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, (2) receive substantially all of the economic benefits of the VIEs that could be significant to the VIEs and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by the PRC law, or request the existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by the Company at any time in the Company’s discretion. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the exclusive option agreement provide it with the substantive kick-out
rights. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under the PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement.
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

F-1
8

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

9

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

F-
20

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
VIE Arrangements between Dexin Dongfang and Xuncheng
On May 10, 2018, Dexin Dongfang, a wholly-owned subsidiary of East Buy, entered into certain contractual arrangements (the “Contractual Arrangements”) with Xuncheng and the shareholders of Xuncheng, which enable East Buy to obtain control over Xuncheng and its subsidiaries (together the “Xuncheng VIE entities”).
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

F-21

Risks in relation to the VIE structure
The Company believes that the contractual arrangements with the consolidated VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable as of May 31, 2023. However, the uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

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

F-22

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is one of the beneficial shareholders of the Company, holding 12.3% of the total common shares outstanding as of May 31, 2023. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and the chairman of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
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
The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and the VIEs in the Group:

	As of May 31
	2022	2023
	US$	US$
Total current assets	1,909,663	2,366,136
Total non-current assets	1,221,847	1,218,363

Total assets	3,131,510	3,584,499

Total current liabilities	1,676,989	2,145,624
Total non-current liabilities	461,891	309,269

Total liabilities	2,138,880	2,454,893

	For the years ended May 31,
	2021	2022	2023
	US$	US$	US$
Net revenues	4,270,169	3,093,340	2,982,945
Net income/(loss)	663,099	(1,116,151)	593,183

F-2
3

The following are cashflows of the VIEs and VIEs’ subsidiaries for the years ended May 31, 2021, 2022 and 2023:

	For the years ended May 31
	2021	2022	2023
	US$	US$	US$
Net cash provided by/(used in) operating activities	1,046,695	(1,517,697)	652,523
Net cash (used in)/provided by investing activities	(789,120)	1,174,720	294,911
Net cash (used in)/provided by financing activities	(16,658)	155,451	(19,353)
For the years ended May 31, 2021, 2022 and 2023, for all of the VIEs and VIEs’ subsidiaries, excluding inter-company transactions:

(1)	the cash provided by operating activities was US$1,420,383 , the cash used in operating activities was US$1,227,712, and the cash provided by operating activities was US$965,336;

(2)	the cash used in investing activities was US$789,120 , the cash provided by investing activities was US$1,174,720 and US$294,911 , respectively;

(3)	the cash used in financing activities was US$16,658, nil and US$19,353, respectively.
The VIEs contributed an aggregate of 99.9%, 99.6% and 99.5% of the consolidated net revenues for the years ended May 31, 2021, 2022 and 2023, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of May 31, 2022 and 2023, the VIEs accounted for an aggregate of 51.9% and 56.1%, respectively, of the consolidated total assets, and 95.4%, and 95.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.
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
Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 2
4
 for disclosure of restricted net assets.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

F-2
4

Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries and schools. The Company and its WFOEs have entered into contractual arrangements with the VIEs and its shareholders, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. The consolidated financial statements include the financial statements of the Company, its subsidiaries, which are accounted for under the voting interest model, and the consolidated VIEs, VIEs’ subsidiaries and schools consolidated under the variable interest entity consolidation model. All inter-company transactions and balances have been eliminated upon consolidation. See “Note 1 Organization and Principal
Activities-The
VIE Arrangements”.
Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenues and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the purchase price allocation relating to business acquisitions, the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment, impairment of goodwill, intangible assets, long-lived assets and long-term investments, fair value assessment of long-term investments, refund liability, discount rate for leases, allowance for credit losses and the consolidation of the VIEs. Actual results could differ from those estimates.
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

F-2
5

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
Term deposits
Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months. Term deposit is classified as either current if the maturities are within one year, or as non-current if the maturities are over one year.
Short-term investments
The Group’s short-term investments include wealth management products with variable interest rates where principal is unsecured and maturities range from one month to less than one year and trading securities. Starting from June 1, 2022, the Group elects the fair value option to record wealth management products in accordance with ASC 825 Financial Instruments. Changes in the fair value are reflected in the are reflected in the consolidated statements of operations. The Group’s trading securities are comprised of money market funds that are acquired and held principally for the purpose of selling them in the near term. The fair value change gains or losses are recorded in the consolidated statements of operations.
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
Inventory, net
Inventory, consisting of publications and private label products, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method.

F-2
6

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
The estimated useful lives of intangible assets are as follows:

Trademark	5-10 years
License	20 years
Student base	1.75 years
Favorable lease	8.67 years
Courseware	3-5 years
Copyright	5 years
Distribution channel	5 years
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

F-2
7

Goodwill, net
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group’s goodwill as of May 31, 2022 and 2023 relates to its acquisitions of certain companies and schools.
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
The Group elects measurement alternative to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.
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

F-2
8

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

9

Value added tax (“VAT”)
Pursuant to the PRC tax laws, in case of any product sales, generally the VAT rate is 3% of the gross sales for small scale VAT payer and 13
% of the gross sales for general VAT payer. Most of the subsidiaries of the Company are considered as general VAT payers for the sales of products, guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at
13% on revenues from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Group’s consolidated financial statements.
The new enrollment system development services and other operating services are subject to VAT at the rate of 6% of revenues. The non-academic
educational programs and services in short-term training schools may choose the applicable simple VAT collection method and apply for a 3% VAT rate. The intercompany sales of self-developed software are subject to VAT at the rate of 13% and the part in excess of the rate of 3% the Group can apply for refund upon collection by relevant tax authorities. The intercompany services related to self-developed software are subject to VAT at the rate of 6%. The sales of books are subject to VAT at the rate of 11% since July 1, 2017, decreased to 10% since May 1, 2018 and further decreased to 9% since April 1, 2019.
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
As the Group’s private label products sales increased significantly, the Group changed its presentation of revenues in the consolidated statement of operations to separately disclose service revenues and product revenues, and retrospectively applied the presentation change for all periods presented.
The primary sources of the Group’s revenues are as follows:

(a)	Net service revenues
The Group provides educational services and test preparation courses, online education and other services. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fee is generally collected in advance and is initially recorded as deferred revenue. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those unearned portion of the fee is available to be returned. Historically, the Group has not had material refunds.

F-
30

The Group provides consulting services to students regarding overseas studies. Revenues are recognized when promised services are delivered to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services. Each contract includes certain milestones and each of the milestones is considered a single performance obligation which is satisfied at the point of time when each of the milestone is reached. The Group estimates the variable consideration to be earned and recognizes revenues related to each milestone when the related milestone is achieved.
When the Group, as a promoter, provides promotion services about the specified goods for the merchants in the form of livestream on the
e-commerce
platforms, the Group serves as an agent. The Group earns commissions on the sales of the specified goods transacted through the
e-commence
platform at the agreed commission rates. Commission revenue of livestreaming
e-commerce
is recognized at a point in time upon the customers purchase merchants’ products through the
e-commence
platforms.
For the year ended May 31, 2023, US$1,825,212, US$267,818, US$354,764 and US$96,935 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming e-commerce and other services, overseas study consulting services and other segments, respectively. For the year ended May 31, 2022, US$2,535,318, US$134,175, US$325,901 and US$54,628 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming e-commerce and other services, overseas study consulting services and other segments, respectively. For the year ended May 31, 2021, US$3,667,270, US$210,591, US$278,594 and US$74,183 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming e-commerce and other services, overseas study consulting services and other segments, respectively.

(b)	Net product revenues
The Group recognizes revenues from the sales of private label products and sales of books or other educational materials developed or licensed by the Group either through its own distribution channels or through third party distributors. Revenues are recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods.
For the year ended May 31, 2023, US$379,343 and US$73,688 of product revenues were derived from private label products and livestreaming e-commerce and other services, and other segments, respectively. For the year ended May 31, 2022, US$2,530 and US$52,694 of product revenues were derived from private label products and livestreaming e-commerce and other services, and other segments, respectively. For the year ended May 31, 2021, all product revenues were derived from other segments.
The Group’s contract assets consist of accounts receivable. The balance of contract assets amounted to US$16,430 and US$33,074 as of May 31, 2022 and 2023, respectively. The Group’s contract liabilities mainly consist of prepayments from customers (deferred revenue), with a balance of US$933,062 and US$1,337,630 as of May 31, 2022 and 2023, respectively. Substantially all contract liabilities at the beginning of the year ended May 31, 2022 were recognized as revenues during the year ended May 31, 2023 and substantially all contract liabilities as of May 31, 2023 are expected to be realized in the following year. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.
Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of May 31, 2022 and 2023, refund liability amounted to US$95,398 and US$138,549, respectively, and are included in accrued expenses and other current liabilities.
Operating leases
The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheets as right-of-use
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
right-of-use
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
Advertising costs
The Group expenses advertising costs as they are incurred. Total advertising expenses were US$77,704, US$43,520 and US$49,365 for the years ended May 31, 2021, 2022 and 2023, respectively, and have been included as part of selling and marketing expenses.

F-3
1

Government subsidies
The government subsidies provided by the local government mainly included funding to support the growth of the Group.
The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$109,294, US$9,170 and US$16,010 for the years ended May 31, 2021, 2022 and 2023, respectively.
Foreign currency translation
The Company’s functional and reporting currency is the United States dollars (“US dollars”). The financial records of the Company’s subsidiaries, the VIEs, the VIEs’ subsidiaries and schools located in the PRC are maintained in Renminbi (“RMB”), which is the functional currency of these entities. The financial records of the Company’s subsidiaries located in Hong Kong are maintained in US dollars, which is the functional currency of these entities. The financial records of the Company’s subsidiaries located overseas are maintained in their local currencies.
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
Foreign currency risk
RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$956,476 and US$2,012,511 as of May 31, 2022 and 2023, respectively.
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

F-3
2

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
Fair value of financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, short-term investments, accounts receivable, amounts due from/to related parties, available-for-sale
investments, equity security with/without readily determinable fair values, accounts payable and unsecured senior notes. The Group carries its available-for-sale
investments
,
equity securities with readily determinable fair values
, wealth management products and trading securities
at fair value and carries its equity securities without readily determinable fair values at cost, less impairment, plus or minus observable price changes in a similar transaction. The carrying amounts of other financial instruments except for unsecured senior notes approximate their fair values due to the short-term maturities of these instruments. The estimated fair value of the Group’s unsecured senior notes as of May 31, 2023 approximated US$14,653, and represented a level 2 measurement.
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

F-3
3

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
Share-based compensation
Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expenses net of forfeitures as they occur using graded vesting method over the requisite service period, with a corresponding addition to the additional paid-in
capital. The Group uses the binomial option pricing model to measure the fair value of options granted, and the quoted market price of the common shares or the fair value of underlying common shares of East Buy before its Initial Public Offering (“IPO”) by using the discounted cash flow method, to measure the fair value of options and NES granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise an option over the life of the option, as affected by the reality of changing stock prices and non-constant
risk free rates, would better reflect the measurement objective of relevant accounting literature.
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
Concentration of credit risk
Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of May 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in the fiscal years 2022 and 2023, respectively.
Recent accounting pronouncements adopted
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU 2021-10), which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. The new guidance is effective for annual periods beginning after December 15, 2021, with early adoption permitted. The Company adopted this new standard beginning June 1, 2022 with no material impact on its consolidated financial statements.

F-3
4

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
Business acquisition in the fiscal year 2021:
In
the year ended May 31, 2021, the Group made several business acquisitions, which were both individually and in aggregate insignificant. The total cash consideration of these business acquisitions amounted to US$15,201
, in which US$13,131, nil and
US$
2,029 had been paid for the years ended May 31, 2021, 2022 and 2023, respectively
. The cash and cash equivalents, intangible assets and goodwill acquired from these business acquisitions were
US$430,

US$2,085

and
US$13,420, respectively. The purchase price allocations were determined by the Group with assistance of an independent appraiser.
Pro forma financial information is not presented for the business acquisition in the fiscal year 2021 as it is immaterial to the reported results.
No business acquisition occurred in the fiscal year 2022.
Business acquisition in the fiscal year 2023:
Tibet Tianli Education Technology Co., Ltd. (“Tibet Tianli”)
Prior to September 2022, the Group held
17.4%
equity interests in Tibet Tianli which was accounted for as equity securities without readily determinable fair value as Tibet Tianli is as private company. In September 2022, the Group subscribed
12.4% equity interests
with
a consideration of US$13,031, meanwhile acquired another 30.0% equity interests in Tibet Tianli from other four shareholders
(“Sellers”) with
a total consideration of US$19,547, in which US$9,773 had been paid during the year ended May 31, 2023.
The acquisition of 42.4% equity interest
resulted in
a step acquisition whereby the Group remeasured the fair value of its previously held equity interest in Tibet Tianli. The fair value of the equity interest previously
held by the Group was measured at fair value using a discounted cash flow method and taking into account certain factors including the projection of discounted future cash flow and an appropriate discount rate.
According to the acquisition agreement of Tibet Tianli, under profit commitment arrangement for the time period September 2022 to August 2025, the Sellers are to return part of the consideration or transfer additional Tibet Tianli’s shares or the Company is to deliver cash to the founders of Tibet Tianli, if certain contingency is met. The Company records the contingent considerations at fair value on the acquisition date. The fair value is remeasured at each reporting date and changes in fair value are recorded in the consolidated statements of operations.
After this transaction, the Group holds 59.8% equity interests of Tibet Tianli. The acquisition was recorded using the acquisition method of accounting
,
accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price allocation was determined by the Group with the assistance of an independent appraiser. The purchase price was allocated on the date of acquisition as follows:

F-3
5

	US$	Amortization period
Cash and cash equivalents	4,568
Other current assets	33,906
Property and equipment	218	1-5 years
Intangible assets
Trademark	8,108	5 years
Copyright	2,317	5 years
Distribution channel	17,230	5 years
Goodwill	26,216
Other non-current assets	317
Other current liabilities	(13,411)
Deferred tax liabilities	(2,489)
Fair value of the 17.4% equity interests previously held	(13,395)
Non-controlling interests	(31,007)

Total	32,578

Other acquisition
During the year ended May 31, 2023, the Group also made other business acquisition.
The cash consideration of the other business acquisition amounted to US$9,556, which had been fully paid during the year ended May 31, 2023. The cash and cash equivalents, intangible assets, goodwill and non-controlling
interests acquired from this business acquisition amounted to US$497, US$1,129, US$12,776 and US$1,652, respectively. The purchase price allocation were determined by the Group with the assistance of an independent appraiser.
Pro forma financial information is not presented for the business acquisition in the fiscal year 2023 as it is immaterial to the reported results.

F-3
6

4.	SHORT-TERM INVESTMENTS
Short-term investments consisted of the following:

	As of May 31,
	2022	2023
	US$	US$
Wealth management products measured at fair value	1,831,652	1,404,830
Trading securities	70,602	73,013

	1,902,254	1,477,843

Short-term investments mainly consist of wealth management products with variable interest rates where principal is unsecured and maturities range from one month to less than one year and trading securities. Starting from June 1, 2022, the Group elects the fair value option to record wealth management products in accordance with ASC 825 Financial Instruments. Changes in the fair value are reflected in the consolidated statements of operations.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets, net, consisted of the following:

	As of May 31,
	2022	2023
	US$	US$
Receivable from third party payment platform	40,620	64,962
Advances to suppliers	60,018	63,473
VAT recoverable	12,174	21,887
Rental deposits	17,921	18,399
Prepaid advertising fees	5,155	10,336
Interest receivables	33,459	8,154
Prepaid rents (a)	14,785	8,004
Staff advances (b)	17,564	5,042
Deposits of advertising and decoration	1,719	555
Others (c)	12,443	11,119

	215,858	211,931
Less: allowance for prepaid expenses and other current assets	(456)	(691)

	215,402	211,240

(a)	Prepaid rents represent the prepayment of rent related to less than 12 months leases.
(b)	Staff advances were provided to staff for travelling and business related use and are expensed as incurred.
(c)	Others primarily included prepaid maintenance fees, other receivables and other miscellaneous prepayments.

F-3
7

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consisted of the following:

	As of May 31,
	2022	2023
	US$	US$
Buildings	166,238	156,017
Transportation equipment	6,127	6,366
Furniture and education equipment	144,342	118,936
Computer equipment and software	111,471	129,119
Leasehold improvements	341,019	293,236
Construction in progress	37,607	48,216

	806,804	751,890
Less: accumulated depreciation	(379,445)	(401,687)
Less: accumulated impairment loss	(9,385)	(14)
Exchange differences	(15,284)	9,571

	402,690	359,760

Depreciation expenses for the years ended May 31, 2021, 2022 and 2023 were US$225,657, US$192,291 and US$117,036, respectively. For the year ended May 31, 2022, US$368,602 impairment loss was recorded for certain property and equipment. Additionally, leasehold improvements of certain learning centers and offices accumulated impairment amounting to US$388,758 was written off along with the underlying property and equipment and leasehold improvements which were disposed or fully impaired during fiscal year 202
2
. The above
 was
resulted from the downsizing of learning centers as result of regulatory changes and the cessation of
K-9
Academic AST Services in the mainland of China.

7.	LAND USE RIGHTS, NET
Land use rights, net, consisted of the following:

	As of May 31,
	2022	2023
	US$	US$
Land use rights	4,083	3,831
Less: accumulated amortization	(474)	(558)
Exchange differences	18	48

Land use rights, net	3,627	3,321

Amortization expenses for land use rights for the years ended May 31, 2021, 2022 and 2023 were US$262, US$205 and US$84, respectively. The Group expects to recognize US$84 in amortization expense for each of the next five years and US$2,901 thereafter.

F-3
8

8.	INTANGIBLE ASSETS, NET
Intangible assets, net, consisted of the following:

	As of May 31,
	2022	2023
	US$	US$
Intangible assets with indefinite lives:
Trademark	245	230
Intangible assets with finite lives:
Trademark	8,760	16,221
Courseware	124	1,214
Student base	12,824	12,059
Favorable lease	703	660
License	415	415
Copyright	—	2,250
Distribution channel	—	16,737

	23,071	49,786

Less: accumulated amortization	(19,972)	(25,555)
Exchange differences	(299)	948

	2,800	25,179

Amortization expenses for the intangible assets for the years ended May 31,
20
21, 2022 and 2023, were US$4,524, US$1,933 and US$5,583, respectively. As of May 31, 2023, the Group expects to recognize amortization expenses of US$6,348, US$5,972, US$5,941, US$5,856, and US$785, for the next five years, respectively, and US$47 thereafter.
The Group recorded an impairment of US$2,936, nil and nil for the years ended May 31, 2021, 2022 and 2023, respectively.

9.	GOODWILL, NET
Goodwill, net, consisted of the following:

	As of May 31,
	2022	2023
	US$	US$
Beginning balance	109,039	106,588
Acquisition	—	38,992
Exchange differences	(2,451)	(4,281)

Ending balance	106,588	141,299
Accumulated impairment	(35,785)	(35,785)

Goodwill, net	70,803	105,514

The Group performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. In its goodwill impairment assessment, the Group concluded that the carrying amounts of certain reporting units exceeded their implied fair values and recorded the impairment losses of US$28,858, nil and nil for the years ended May 31, 2021, 2022 and 2023, respectively. The Group determined the fair value of the reporting units by using the income approach with significant unobservable inputs.

9

10.	LONG-TERM INVESTMENTS, NET
Long-term investments, net, consisted of the following:

	As of May 31,
	2022	2023
	US$	US$
Equity securities with readily determinable fair value:
Sunlands Online Education Group (“Sunlands”) (a)	5,472	3,588
Other investments	2,089	2,703

Subtotal	7,561	6,291

Equity securities without readily determinable fair value:
Tibet Tianli (b)	16,217	—
G-Net Cloud Service Co., Ltd. (“G-Net”) (c)	14,989	14,065
EEO Education Technology Co., Ltd. (“EEO”) (d)	9,312	9,312
Other investments (e)	12,787	14,758

Subtotal	53,305	38,135

Equity method investments:
New Oriental Education and Culture Industry Fund (Zhangjiagang) Partnership (Limited Partnership) (“Education Industry Fund”) (f)	74,530	76,369
VM EDU Fund I, L.P.(g)	67,324	66,331
Other investments (h)	62,196	52,871

Subtotal	204,050	195,571

Available-for-sale investments:
Shanghai Golden Education & Training Co., Ltd. (“Golden Finance”) (i)	82,972	76,115
Happy_seed (Cayman) Ltd. (“Happy Seed”) (j)	20,515	20,183
Tianjin Uhozz Internet Technology Co., Ltd. (“Uhozz”) (k)	17,510	17,890
Other available-for-sale investments (l)	52,006	45,400

Subtotal	173,003	159,588

	437,919	399,585

(a)
As of May 31, 2023, the Group held
 8%
equity interests in Sunlands. For the years ended May 31, 2021, 2022 and 2023, the stock price of Sunlands declined, and losses of
US$5,501
,
US$
10,467
and

US$
1,883
were recorded in loss from fair value change of investments on the Group’s consolidated statements of operations, respectively.

(b)
In December 2018, the Group invested 5% equity interests in Tibet Tianli, a company engaged in developing educational products. In
April 2020 and December 2020, the Group further subscribed 5% and 11% equity interests, respectively.
In September 2022, the Group
subscribed 12.4% equity interests with a consideration of US$13,031, meanwhile acquired another 30.0% equity interests in Tibet Tianli from other four shareholders with a total consideration of US$19,547.
Prior to NOE’s acquisition in Tibet Tianli as disclosed in Note 3, as
an
 equity security
investment
without
readily determinable fair value, the Group measure
d
the equity security investment at cost, less
impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group recorded
nil, US$10,137 and nil impairment loss for the years ended May 31, 2021
,
2022

and

3,
 respectively.

F-
40

(c)
In August 2020, the Group acquired 3% equity interests in
G-Net,
a company engaged in the business of audio and web conferencing services. The Group accounted for the investment as equity securities without readily determinable fair value as
G-Net
is a private company without readily determinable fair value. For the years ended May 31, 2021, 2022 and 2023, no impairment loss was recorded from this investment.

(d)
In April 2017, the Group acquired 10% equity interests in EEO, a company engaged in the business of developing on-line
classroom product. The Group accounted for the investment as equity securities without readily determinable fair value as EEO is a private company without readily determinable fair value. For the years ended May 31, 2021, 2022 and 2023, no impairment loss was recorded from this investment.

(e)
The Group holds several insignificant investments in third-party private companies and has no ability to exercise significant influence over the investees. Those investments were accounted for
using the measurement alternative when there is no readily determinable fair value for the investments. The Group recorded US$12,532, US$24,354 and nil impairment loss on these investments for the years ended May 31, 2021, 2022 and 2023, respectively.

(f)
In July 2018, Education Industry Fund was established with the total committed capital of US$224,000. There are two general partners in the fund, which include an entity invested by Mr. Yu and an unrelated third party. The Group participates in Education Industry Fund as a limited partner and invested US$76,369 in Education Industry Fund as of May 31, 2023. The Group accounts for the investment under the equity method in accordance with ASC 323, Equity Method of Accounting (“ASC 323”) because the Group is a limited partner and owns 36.3% interest in Education Industry Fund.

(g)
In June 2019, VM EDU Fund I, LP
.,
a market-driven investment entity, was established with a total committed capital of US$100,000. The Group participates in VM EDU Fund I, LP
.
as a limited partner and invested US$66,331 in VM EDU Fund I, LP
.
as of May 31, 2023. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and owns
49.69
% interest in VM EDU Fund I, LP.

(h)
The Group holds from 6.9% to 50.0% equity interests in other 1
2
 third-party companies through investments in their common shares or in-substance
common shares
 as of May 31, 2023
. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. For the years ended May 31, 2021, 2022 and 2023, the Group recorded impairment loss of nil, US$48,417 and US$3,892, respectively.

(i)
In April 2015, the Group invested 9.8% equity interests in Golden Finance, a company engaged in training program business associated with finance and business management. In November 2015, the Group further subscribed 9.8% equity interests.
In
May

2019, the Group disposed of 7.2% equity interests for a total consideration of US$33,156. The Group accounts for the investment as available-for-sale
investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured at fair value.

(j)
In August 2019, the Group invested 6.4%
equity interests in Happy Seed, a company engaged in cultivating logical thinking skill. In
September 2020, the Group further subscribed additional
 1.6%
equity interests. The Group accounts for the investment as
available-for-sale investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured at fair value.

(k)
In May 2015, the Group invested in Uhozz, a company providing oversea rental agency services, for a 10% equity interests with redemption and liquidation preferences. In March 2018, the Group further subscribed to 15.2% series B preferred shares. The Group accounted for the investment as available-for-sale
investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured them at fair value.

F-4
1

(l)
Other
available-for-sale
investments represent several insignificant individual investments classified as available-for-sale
investments as of May 31, 2021, 2022 and 2023. Realized gains of US$3,535, US$18,068 and nil were recorded in realized gain from long-term investments for the years ended May 31, 2021, 2022 and 2023, respectively. The Group recorded US$27,675, US$46,442 and US$2,901 impairment loss on these investments for the years ended May 31, 2021, 2022 and 2023, respectively.

The Group recognized impairment losses from long-term investments amounting to US$40,207, US$129,350 and US$8,056 for the years ended May 31, 2021, 2022 and 2023, respectively, as the Group believes the carrying value of these investments were no longer recoverable.

11.	FAIR VALUE MEASUREMENT
Assets and liabilities measured at fair value on a recurring basis
The Group measures
available-for-sale
investments, equity securities with readily determinable fair value, wealth management products and trading securities at fair value on a recurring basis. The available-for-sale
investments recorded in long-term investments include redeemable preferred shares. The equity securities with readily determinable fair value include common shares of listed companies.
As of May 31, 2022 and 2023, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of May 31, 2022
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Trading securities (a)	70,602	—	—	70,602
Long-term investments:
Equity securities with readily determinable fair values (b)	7,561	—	—	7,561
Available-for-sale investments (c)	—	10,029	162,974	173,003

Total	78,163	10,029	162,974	251,166

F-4
2

	As of May 31, 2023
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Wealth management products measured at fair value (a)	—	1,404,830	—	1,404,830
Trading securities (a)	73,013	—	—	73,013
Long-term investments:
Equity securities with readily determinable fair values (b)	6,291	—	—	6,291
Available-for-sale investments (c)	—	17,890	141,698	159,588

Total	79,304	1,422,720	141,698	1,643,722

(a)
The short-term investments of wealth management products us
e
 alternative pricing sources, accordingly classified Level 2 measurement. The short-term investments of trading securities
are valued at their daily closing price as reported by the
financial institutions
and are classified Level 1 measurement.

(b)
The Company measured the fair value of its investments in common shares using the market approach based on the quoted stock price of its investees in the active market and has classified it as Level 1 measurement.

(c)
As of May 31, 2023, the fair value of
available-for-sale
investments amounted to US$159,588, with original cost of US$80,000 and unrealized gain of US$79,588. As of May 31, 2022, the fair value of available-for-sale
investments amounted to US$173,003, with original cost of US$86,024 and unrealized gain of US$86,979.

The Company measured the fair value of its investment in convertible note and Assets Management Plan based on the respective principal and expected returns issued by financial institutions and has classified those as Level 2 measurement.
For redeemable preferred shares that do not have a quoted market rate, when recent transactions are available, the Company measured their fair value based on recent transactions. Recent transactions include the purchase price agreed by an independent third party for a similar investment and have been classified as Level 2 measurement. When no recent transactions are available, the Company has classified those as Level 3 measurement and a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning, discount of lack of marketability, investee’s time to initial public offering as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on fair values. As of May 31, 2023, the fair values of available-for-sale investments classified as Level 3 were measured using the market or income approaches with significant unobservable inputs were based on the following assumptions: (1) expected volatility ranging from
53.9% to 96.8%, (2) discount rates ranging from 13.0% to 21.0%, and (3) expected life ranging from 1.6 to 5.6 years.

F-4
3

The Group did not have any transfers neither between Level 1 and Level 2 nor between Level 1 and Level 3 fair value measurements during the periods presented. The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (Level 3).

Level 3 investments
US$
Balance as of June 1, 2021	65,232
Transfer from Level 2	133,030
Transfer to Level 2	(15,705)
Unrealized gain	2,015
Impairment	(15,632)
Foreign exchange difference	(5,966)

Balance as of May 31, 2022	162,974
Transfer from Level 2	10,028
Transfer to Level 2	(17,510)
Unrealized loss	(3,172)
Impairment	(2,901)
Foreign exchange difference	(7,721)

Balance as of May 31, 2023	141,698

Assets and liabilities measured at fair value on a nonrecurring basis
Goodwill and acquired intangible assets are measured at fair value on a non-recurring
basis when an impairment is recognized.
The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Refer to Note 9 for the goodwill impairment loss recognized for the years ended May 31, 2021, 2022 and 2023. The Group measures acquired intangible assets using the income approach, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

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

F-4
4

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2022	2023
	US$	US$
Accrued payroll	229,041	277,020
Refund liability (a)	95,398	138,549
Payable for purchase of property and equipment	27,240	27,093
Advance payment from students (b)	22,481	19,323
Amounts reimbursable to employees (c)	14,425	15,437
Accrued advertising fees	10,632	14,426
VAT payable	8,907	12,300
Payable for investments and acquisitions	1,097	9,531
Welfare payable	8,156	9,294
Royalty fees payable (d)	10,166	7,568
Rent payable	33,829	6,124
Refundable deposits (e)	8,418	5,825
Other taxes payable	4,897	5,095
Accrued professional service fees	6,015	2,824
Others (f)	29,562	19,028

Total	510,264	569,437

(a)	The refund liability is recognized for variable amount of the considerations received from the customers and recorded as refund liability as described in Note 2.
(b)
Advance payment from students represent (1) the miscellaneous expenses other than tuition fee prepaid by students which will be paid out on their behalf; and (2) advance payment prepaid by students for class enrollment.

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
Operating lease costs for the years ended May 31, 2021, 2022 and 2023 were US$518,798, US$368,058 and US$163,195
,
respectively, which excluded cost of short-term
leases
. Short-term lease costs for the years ended May 31, 2021, 2022 and 2023 were US$14,149, US$2,344 and US$39,057, respectively.

F-4
5

As of May 31, 2022 and 2023, the weighted average remaining lease term was 3.9 years and 3.6 years, respectively, and the weighted average discount rate was 4.5% and 4.4% for the Group’s operating leases, respectively.
Supplemental cash flow information related to the operating leases is as follows:

	For the years ended May 31,
	2022	2023
	US$	US$
Cash payments for the operating leases	355,284	180,157
Right-of-use assets obtained in exchange for the new operating lease liabilities	157,455	231,887

A summary of maturity analysis of the annual undiscounted cash flows for the operating lease liabilities as of May 31, 2023 is as follows:

As of May 31, 2023
US$
Fiscal year ending
May 31, 2024	181,970
May 31, 2025	123,599
May 31, 2026	83,218
May 31, 2027	44,463
May 31, 2028	26,182
Thereafter	21,409

Total future lease payments	480,841
Less: Imputed interest	(36,899)

Present value of operating lease liabilities	443,942

As of May 31, 2023, the Group has lease contracts that have been entered into but not yet commenced amounting to US$33,523, and these contracts will commence in the fiscal year 2024.
For the years ended May 31, 2021, 2022 and 2023, US$4,228, US$19,580 and nil impairment loss was recorded in general and administrative expenses mainly related to right-of-use
assets of selected learning centers.

14.	UNSECURED SENIOR NOTES
In July 2020, the Company issued unsecured senior notes for a principal amount of US$300,000 which are listed in the Stock Exchange of Hong Kong Limited. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021.
For the year ended May 31, 202
2
, the Company repurchased unsecured senior notes with a total principal amount of US$234,385 at a repurchase price of US$221,997. The repurchased unsecured senior notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to US$12,579 were recognized in the Group’s consolidated statements of operations for the year ended May 31, 202
2
.
For the year ended May 31, 2023, the Company repurchased unsecured senior notes with a total principal amount of US$50,962 at a repurchase price of US$48,764. The repurchased unsecured senior notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to US$2,347 were recognized in the Group’s consolidated statements of operations for the year ended May 31, 2023.

F-4
6

A summary of the unsecured senior notes as of May 31, 2023 is as follows:

	As of May 31,		Effective interest rate
	2022	2023
	US$	US$
Carrying amount of the unsecured senior notes due 2025	65,394	14,653	2.35%
Unamortized debt discounts, accrued interest expenses and debt issuance costs	221	—

Total principal amount of the unsecured senior notes	65,615	14,653

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
As of May 31, 2022 and 2023, the Company had 3,000,000,000 common shares authorized with par value of US$0.001.
The movements of the outstanding common shares and treasury stock are as follows, taking into the consideration of 1 to 10 stock split on March 10, 2021.

	Number of common shares	Number of treasury stock
Shares outstanding as of May 31, 2021	1,690,082,150	—
Issuance of common share for NES	6,884,033	—

Shares outstanding as of May 31, 2022	1,696,966,183	—

Issuance of common share for NES	5,659,610	—

Shares repurchase (a)	(59,463,140)	59,463,140

Shares outstanding as of May 31, 2023	1,643,162,653	59,463,140

(a)
On July 26, 2022, the Company’s board of directors authorized the repurchase of up to US$400 million of the Company’s common shares during the period from July 28, 2022 through May 31, 2023. During the year ended May 31, 2023, the Company repurchased 5,946,314 ADS on the open market for total consideration of US$191,628. The Group accounts for repurchased common shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

F-4
7

16.	SHARE-BASED COMPENSATION
2016 Share Incentive Plan
The Company adopted 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to provide incentives to employees and directors after the expiration of the previous 2006 Share Incentive Plan. Under the 2016 Share Incentive Plan, the Company is authorized to issue up to 100,000,000 common shares pursuant to awards (including options) granted to its employees, directors and consultants. The 2016 Share Incentive Plan is effective upon its adoption by the board of directors and continue in effect for a term of ten years unless terminated sooner. Since the adoption of the 2016 Share Incentive Plan, the Company has granted a total of 71,681,298 NES, among which 19,595,518, nil and 20,759,130 were granted for the years ended May 31, 2021, 2022 and 2023, respectively. 428,228, 1,536,112 and 1,324,092 shares were forfeited for the years ended May 31, 2021, 2022 and 2023, respectively.
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
NES
For the year ended May 31, 2023, nil treasury stock had been issued to employees and directors upon the vesting of their NES. As of May 31, 2023, 68,111,823 common shares out of 182,560,000 common shares held by the depositary bank had been issued to employees and directors upon the vesting of their NES, and 39,412,570 shares out of 121,446,630 treasury stock had been reissued to employees and directors upon the vesting of their NES.
The NES activities under the 2016 Share Incentive Plan for the year ended May 31, 2023 are summarized as follows:

	Number of NES	Weighted-average grant date fair (US$)
NES outstanding as of May 31, 2022	16,495,845	11.51
Granted	20,759,130	2.60
Vested	(5,659,610)	11.51

Forfeited	(1,324,092)	8.90
NES outstanding as of May 31, 2023	30,271,273	5.52
NES expect to vest as of May 31, 2023	30,271,273

The total fair value of NES vested for the years ended May 31, 2021, 2022 and 2023 were US$53,335, US$50,821 and US$65,142, respectively. The weighted average grant date fair value of NES granted for the years ended May 31, 2021, 2022 and 2023 were US$11.51, nil and
US$
2.60, respectively. As of May 31, 2023, the total unrecognized compensation expenses for NES of US$50,431 are expected to be recognized over a weighted average period of 1.4 years.

F-4
8

The total compensation expenses of NES are recognized
using graded vesting method
over the respective vesting periods. The Group recorded the related compensation expenses of US$29,353, US$118,487 and US$69,547 for the years ended May 31, 2021, 2022 and 2023, respectively.
East Buy
Pre-IPO
Share Option Scheme
On July 13, 2018, the board of directors of East Buy approved an employee’s share option plan (the
“Pre-IPO
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
On March 7, 2019, pursuant to the list of grantees and respective numbers of options approved by the board of directors of East Buy, East Buy granted a total of 47,836,985 options to 144 grantees, including the directors, senior management of East Buy, contractors and other employees of
East Buy
. The grant date weight average fair value of
each
option is US$0.53 and the estimated fair value of the share options granted was US$21,613 on March 7, 2019. The exercise period is 6 years from the listing date of East Buy and the exercise price is US$1.13.
The movements of share options under the
Pre-IPO
Share Option Scheme are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2021	36,902,985	1.13
Forfeited	(837,500)	1.13
Exercised	(153,500)	1.13

Outstanding as of May 31, 2022	35,911,985	1.13
Exercised	(8,827,600)	1.13

Outstanding as of May 31, 2023	27,084,385	1.13

Options vested and expected to vest as of May 31, 2023	27,084,385	1.13

The Group used the discounted cash flow method to determine the fair value of underlying common shares of East Buy with the assistance of an independent valuation specialist. Based on the fair value of the underlying common shares of East Buy, the Group used the binomial option-pricing model to determine the fair value of the share option as of the grant date. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.
East Buy recorded the related compensation expenses of US$1,298 and nil for the years ended May 31, 2022 and 2023, respectively, in relation to the share options issued under the
Pre-IPO
Share Option Scheme.
East Buy
Post-IPO
Share Option Scheme
On January 30, 2019, the board of directors of East Buy approved an employee’s share option plan (the
“Post-IPO
Share Option Scheme”).

9

East Buy
Post-IPO
Share Option I

On January 29, 2020, pursuant to the list of grantees and respective numbers of options approved by the board of directors of East Buy, East Buy granted a total of 40,000,000 options to grantees, including the directors, senior management and other employees of
East Buy (“East Buy
Post-IPO
Share Option I”). The grant date weight average fair value of per option is US$1.56 and the estimated fair value of the share options granted was US$62,135 on January 29, 2020. The exercise period is 10 years from the granting day and the exercise price is US$3.26.
The movements of share options under the East Buy
Post-IPO
Share Option I are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2021	29,541,815	3.26
Forfeited	(10,088,192)	3.26
Cancelled	(7,971,290)	3.26
Cancelled and replaced by East Buy Post-IPO Share Option III (a)	(11,482,333)	0.67

Outstanding as of May 31, 2022 and 2023	—	—

Options vested and expected to vest as of May 31, 2023	—	—

(a)	Those options were cancelled and replaced as disclosed below.
East Buy has used the closing price of the shares as stated in the daily quotation sheet issued by the Stock Exchange of Hong Kong Limited on the grant date as the fair value of underlying common shares of East Buy. Based on the fair value of the underlying common shares of East Buy, East Buy has used binomial option-pricing model to determine the fair value of the share option as of the grant date with the assistance of an independent valuation specialist. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.
East Buy
Post-IPO
Share Option II

On August 25, 2020, pursuant to the list of grantees and respective numbers of options approved by the board of directors of
East Buy, East Buy
granted a total of 25,000,000 options to grantees including employees of
East Buy (“East Buy
Post-IPO
Share Option II”). The grant date weight average fair value of each
option was US$2.14 and the estimated fair value of the share options granted was US$53,872. The exercise period is 10 years from the granting day and the exercise price is US$4.39.

F-
50

The movements of share options under the East Buy
Post-IPO
Share Option II are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2021	20,848,000	4.39
Forfeited	(6,445,000)	4.39
Cancelled	(6,311,000)	4.39
Cancelled and replaced by East Buy Post-IPO Share Option III (a)	(8,092,000)	0.67

Outstanding as of May 31, 2022 and 2023	—	—

Options vested and expected to vest as of May 31, 2023	—	—

(a)	Those options were cancelled and replaced as disclosed below.
The assumptions used to estimate the fair value of the share options granted under East Buy Post-IPO Share Option II, are as follows:

	August 25, 2020
Weighted average share price	US$	4.52
Exercise price	US$	4.39
Expected volatility		49.5%
Expected life		10 years
Risk-free rate		0.44%
Expected dividend yield		0.00%
East Buy has used the closing price of the shares as stated in the daily quotation sheet issued by the Stock Exchange of Hong Kong Limited on the grant date as the fair value of underlying common shares of East Buy. Based on the fair value of the underlying common shares of East Buy, East Buy has used binomial option-pricing model to determine the fair value of the share option as of the grant date with the assistance of an independent valuation specialist. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.
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

F-5
1

East Buy
Post-IPO
Share Option III
On November 15, 2021, the Company’s board of directors granted a total of 24,986,000 options to employees of East Buy (“
East Buy
Post-IPO
Share Option III”). The grant date weighted average fair value of each
option was US$0.32 and the estimated fair value of the share options granted was US$7,995. The exercise period is 10 years from the date of grant day and the exercise price is US$0.67.
On that same day, the Company’s board of directors also approved the modification of options previously granted as
“Post-IPO
Share Options I and II.” Specifically, the number of options previously granted was increased and the exercise price of such options was reduced to $0.67 per common
share. The related vesting schedule of such options was also extended to 10 years from November 15, 2021. The Company accounted for the above transaction as a share option modification and measured the fair value of such options at the time of the modification. The Company recognized the incremental cost related to the vested options as share-based compensation expenses in the consolidated statements of operations for the year ended May 31, 202
2
. The Company will recognize the unvested cost remaining from the original nonvested option as well as incremental cost at the time of the modification over the remaining

portion of the vesting period of the modified option.
The movements of share options under the
East Buy
Post-IPO
Share Option III are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Granted on November 15, 2021	24,986,000	0.67
Forfeited	(2,447,497)	0.67
Granted to replace cancelled options	23,455,590	0.67

Outstanding as of May 31, 2022	45,994,093	0.67

Forfeited	(1,216,275)	0.67
Exercised	(4,315,008)	0.67

Outstanding as of May 31, 2023	40,462,810	0.67

Options vested and expected to vest as of May 31, 2023	40,462,810	0.67

	November 15, 2021
Weighted average share price	US$	0.67
Exercise price	US$	0.67
Expected volatility		61%
Expected life		10 years
Risk-free rate		1.63%
Expected dividend yield		0.00%
East Buy has used the closing price of the shares as stated in the daily quotation sheet issued by the Stock Exchange of Hong Kong Limited on the grant date as the fair value of underlying common shares of East Buy. Based on the fair value of the underlying common shares of East Buy, East Buy has used binomial option-pricing model to determine the fair value of the share option as of the grant date with the assistance of an independent valuation specialist. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.
East Buy recognized the total compensation expenses of US$13,183 and US$10,897 for the years ended May 31, 2022 and 2023, respectively, in relation to the
Post-IPO
Share Option Scheme.

F-5
2

East Buy 2023 Scheme
On February 20, 2023, the board of directors of East Buy approved a new post-IPO
share scheme (“East Buy 2023 Scheme”).
On April 11, 2023, pursuant to the list of grantees and respective numbers of options approved by the board of directors of East Buy, East Buy granted a total of 30,459,000 share awards to grantees, including the directors, senior management and other employees of East Buy. Each grant has a total vesting period of
3 years from the date of grant, and
between
20
% to
50
% of the total NES will
vest
annually
within
the
vesting period
upon certain performance conditions are met
.
The movements of share awards under the East Buy 2023 Scheme for the year ended May 31, 2023 are summarized as follows:

	Number of shares	Weighted-average grant date fair value US$
Granted on April 11, 2023	30,459,000	3.69
Vested	—	—
Forfeited	(145,000)	3.69
Outstanding as of May 31, 2023	30,314,000	3.69

Vested and expect to vest as of May 31, 2023	30,314,000

East Buy recognized the total compensation expenses of US$9,344 for the year ended May 31, 2023 in relation to the East Buy 2023 Scheme.
As of May 31, 2023, the total unrecognized compensation expenses for NES of US$102,647 are expected to be recognized over a weighted average period of 1.9 years.
At the end of each reporting period, the Group revises its estimates of the number of share awards that are expected to vest based on all relevant non-market
vesting conditions, with the impact of the revision to original estimates, if any, in profit or loss
, along with a corresponding adjustment to equity.

17.	INCOME TAXES
Cayman Islands
 & the British Virgin Islands (“BVI”)
The Company and East Buy are
tax-exempted
companies incorporated in the Cayman Islands. Under the current law of the Cayman Islands, the Company and East Buy are not subject to income, corporate or capital gains tax, and the Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to the Cayman Islands income or corporation tax.
The Company’s subsidiary, Abundant State Limited, is incorporated in BVI and is not subject to income tax.

F-5
3

United States (“US”)
Walkite International Academy (U.S.A.) Co., Ltd. and Blingabc Limited are incorporated in the US and are subject to federal income tax and state income tax at 21% and 8.8%, respectively.
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
Japan
New Oriental Vision Overseas (JPN) Co., Ltd were established in Japan and subject to the Japan profit tax rate at 23.2%.
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
No provision in Smart Shine, Winner Park, Elite Concept
,
One World Limited, Garden House Limited, Koolearn Tech, Asia Pacific, Wuyou Online and Dongfang Youbo (HK) for Hong Kong profit tax has been made in the consolidated financial statements as they do not have any assessable income for the years ended May 31, 2021, 2022 and 2023.
PRC
The Company’s PRC subsidiaries, the VIEs, the
VIEs’
subsidiaries and schools are subject to 25% standard enterprise income tax (“EIT”) except for those accepted as qualified for small-scale enterprises, or granted preferential tax treatment.

F-5
4

Significant components of provision for income taxes for the years ended May 31, 2021, 2022 and 2023 were as follows:

	For the years ended May 31,
	2021	2022	2023
	US$	US$	US$
Current:
PRC	127,313	44,378	97,594

Deferred:
PRC	(43,725)	91,934	(31,528)

Total provision for income taxes	83,588	136,312	66,066

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of
 15%.
Although Xuncheng’s HNTE certificate is expected to expire on October 21, 2023, Beijing Hewstone, Beijing Decision, Dexin Dongfang and Beijing Be-linked Online Education Company Limited’s HNTE certificates are expected to expire on December 2, 2023, these enterprises are not subject to a tax rate of 15% staring form January 1, 2023, if they choose not to renew their certificates.
Currently, these enterprises are in process of renewing their qualification of HNTE. Once their renewals are completed, these enterprises will be eligible for 15% tax rate starting January 1, 2023 again. Beijing Jinghong Software Technology Company Ltd., Beijing Shenghe Technology Company Ltd., Beijing Pioneer, Beijing Smart Wood, Beijing SFK Education Consulting Co., Ltd., Beijing Bright Future Education&Technology Company Limited and Dongfang Huijiao (Beijing) Technology Co., Ltd. continued to qualify as HNTE and were subject to a tax rate of
 15% for the year ended May 31, 2023.
Hainan Dongfang Zhixin Technology Company Limited, Zhuhai Zekai Software Technology Company Limited, Zhuhai Chongshengheli Network Technology Co., Ltd and Tibet Tianli enjoyed the EIT tax rate of 15% because of the preferential corporate income tax policies for local tax concessions.
Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years.
Beijing Zhiyuan Hangcheng Software Technology Company Limited and Beijing Chuangying Oriental Technology Co., Ltd are qualified as NESE and enjoy the EIT tax benefit from January 2019 to December 2023. After expiration, the tax rate will return to 25%.
Since its establishment through May 31, 2023, Beijing Haidian School was not required by the governing tax bureau to pay any EIT. If Beijing Haidian School is required to pay EIT in the future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

F-5
5

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2022	2023
	US$	US$
Deferred tax assets
Allowance for doubtful accounts	41,806	37,424
Accrued expenses	53,069	56,716
Net operating loss carry-forward	321,258	324,355
Tax impact from the long-term investments disposed to a related party	1,521	1,521

Total deferred tax assets	417,654	420,016

Less: valuation allowance	(397,616)	(364,083)

Total deferred tax assets, net	20,038	55,933

Deferred tax liabilities
Acquired assets	1,788	4,523
Tax impact from the unrealized gain on available-for-sale investments	17,452	19,326

Total deferred tax liabilities	19,240	23,849

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.
The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$90,087, US$397,616 and US$364,083 as of May 31, 2021, 2022 and 2023, respectively.
As of May 31, 2023, the Group had net operating loss carried-forwards of US$127,708 from the Company’s PRC subsidiaries, the VIEs, the
VIEs’
subsidiaries and schools which will expire
during the period
from 2023 to 2028 except for those arose from HNTEs, which will expire during the period from 202
3
 to 203
3
.
A reconciliation of the provision for income taxes computed by applying the EIT rates of 25% for the years ended May 31, 2021, 2022 and 2023 to income/(loss) before provision for income tax and the actual provision for income tax is as follows:

	For the years ended May 31,
	2021	2022	2023
	US$	US$	US$
Income/(loss) before income taxes	314,977	(1,032,498)	308,531
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory income tax rate	78,744	(258,125)	77,133
Effect of non-deductible expenses and loss and super deduction expenses	(5,174)	106,903	40,577
Effect of income tax exemptions and preferential tax rates	(38,795)	(19,570)	(12,927)
Effect of income tax rate difference in other jurisdictions	(181)	(424)	(5,184)
Changes in valuation allowance	48,994	307,528	(33,533)

Provision for income taxes	83,588	136,312	66,066

F-5
6

If the WFOE and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates, tax expense would have increased by US$33,847, US$5,453 and US$25,420 for the years ended May 31, 2021, 2022 and 2023, respectively. The decrease in basic net income per common
share would have been
US$0.20
for the year ended May 31, 2021, the increase in basic net loss per common
share would have been US$0.00 for the year ended May 31, 2022
,
and the
decrease
in basic net
income
per
common
share would have been US$0.01 for the year ended May 31, 2023. The decrease in diluted net income per common
share would have been US$0.20 for the year ended May 31, 2021, the increase in diluted net loss per common
share would have been US$0.00 for the year ended May 31, 2022
,
and the
decrease
in diluted net
income
per
common
share would have been US$0.02 for the year ended May 31, 2023.
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
Aggregate undistributed earnings of the Company’s PRC subsidiaries
,
the VIEs
, the VIEs’ subsidiaries and schools
that are available for distribution were US$2,795,596, US$1,880,057 and US$2,078,517 as of May 31, 2021, 2022 and 2023, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant
PRC subsidiaries, the VIEs, the VIEs’
subsidiaries and
schools
do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liabilities were recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.
The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2021, 2022 and 2023. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.
According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding US$16 (RMB100) is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group’s PRC domiciled entities are subject to examination by the PRC tax authorities based on the above.

F-5
7

18.	NET INCOME/(LOSS) PER SHARE
The computation of basic and diluted net income/(loss) per common share for the years ended May 31, 2021, 2022 and 2023 is as follows:

	For the years ended May 31,
	2021	2022	2023
Numerator:
Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders - basic (US$ in thousands)	334,414	(1,187,721)	177,341

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders - diluted (US$ in thousands)	334,414	(1,187,721)	173,732

Denominator*
Weighted average common shares outstanding-basic	1,645,463,440	1,696,419,232	1,678,264,547

Plus: incremental weighted average common shares from assumed vesting of NES using the treasury stock method	6,518,944	—	7,367,440

Weighted average common shares outstanding-diluted	1,651,982,384	1,696,419,232	1,685,631,987

Net income/(loss) per common share*
- Basic (US$)	0.20	(0.70)	0.11
- Diluted (US$)	0.20	(0.70)	0.10

*	Retrospectively adjusted for effect of stock split

19.	RELATED-PARTIES TRANSACTIONS
The Group had the following significant balances and transactions with major related parties:

(a)	Amount due from/to related parties:

			Amounts due from related parties, current As of May 31,		Amounts due to related parties, current As of May 31,
	Notes	Relationship	2022	2023	2022	2023
			US$	US$	US$	US$
Metropolis Holding China Limited (“Metropolis”)	(1)	Company controlled by Mr. Yu	998	2,435	27	236
Beijing Edutainment World Education Technology Co., Ltd (“Edutainment World”)	(2)	Equity method investee	2,016	4,086	—	18
Beijing Dianshi Jingwei Technology Co., Ltd (“Dianshi Jingwei”)	(3)	Equity method investee	20,181	—	—	—
Others			50	2,862	199	92

Total			23,245	9,383	226	346

F-5
8

				Amounts due from related parties, non-current As of May 31,
	Notes	Relationship		2022	2023
				US$	US$
Metropolis	(1)	Company controlled by Mr. Yu		2,770	1,398
Others				595	337

Total				3,365	1,735

(b) Transactions:
			Rental expenses For the years ended May 31,
			2021	2022	2023
			US$	US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	11,653	11,590	8,387

			Revenues For the years ended May 31,
			2021	2022	2023
			US$	US$	US$
Edutainment World	(2)	Equity method investee	1,096	—	2,098
Others			18	41	—

Total			1,114	41	2,098

			Loans provided to related parties For the years ended May 31,
			2021	2022	2023
			US$	US$	US$
Dianshi Jingwei	(3)	Equity method investee	—	3,096	—
Beijing MaxEn International Education Consulting Company Limited (“Beijing MaxEn”)	(4)	Equity method investee	10,486	38,130	—
Others			—	—	2,387

Total			10,486	41,226	2,387

			Cost For the years ended May 31,
			2021	2022	2023
			US$	US$	US$
Dianshi Jingwei	(3)	Equity method investee	—	52,380	—
Beijing Dongfang Heli Investment and Development Ltd (“Dongfang Heli”)		Equity method investee	1,915	1,415	513
Edutainment World	(2)	Equity method investee	175	186	1,253
Others			—	714	—

Total			2,090	54,695	1,766

9

(1)
As of May 31, 2022 and 2023, the current amounts due from Metropolis, which is a
n entity
acquired by a company wholly-owned by
Mr. Yu, the chairman of the Company, were
US$998 and US$2,435, respectively and the
non-current
amounts due from Metropolis were
US$2,770 and US$1,398, respectively. Those represented prepaid rent related to a short-term lease and deposit for the building. As of
May 31, 2022 and 2023,
the right-of-use assets related to the leases rented from Metropolis were
US$7,891 and US$15,920, respectively,
and the relevant lease liabilities were US$7,826 and US$15,723, respectively.

(2)
Prior to April 2022, the Group’s investment in Edutainment World’s preferred shares were accounted for
available-for-sale investment, while since April 2022, the investment was accounted for
using equity method considering that the Group can exercise significant influence over Edutainment World. For the year ended May 31, 2021, 2022 and 2023, the Group provided services to Edutainment World, from which the unpaid balance was US$2,016 and US$4,086 as of May 31, 2022 and 2023, respectively.

(3)
In April 2016, the Group sold 51% of its equity interest in Dianshi Jingwei which became an equity method investee of the Group. In October 2021, the Group entered into a purchase agreement with Dianshi Jingwei for the purchase of learning devices of which $52,380 was further recorded as cost. In November 2022, the Company transferred all its equity interest in Dianshi Jingwei to the founder of Dianshi Jingwei and ceased the business cooperation aforementioned.

(4)
For the year ended May 31, 2022, the Group provided the loans in aggregate of US$38,130 to Beijing MaxEn, an equity method investee of the Group. As of May 31, 2022, the outstanding balance of the loans was US$40,197, which was fully impaired
.

20.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of May 31, 2023, the future minimum capital commitments were as follows:

US$
Capital commitment for the purchase of property and equipment	801
Capital commitment for leasehold improvements	16,692

Total	17,493

Contingent liabilities
The Group has been named in a number of lawsuits arising in its ordinary course of business. Although the outcome of those lawsuits are uncertain, the Group does not believe the possibility of a material loss is probable. The Group is unable to estimate a range of loss, if any, that could result if there would be an adverse decision, as such, the Group has not accrued any liabilities.

F-
60

21.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. For the year ended May 31, 2021, the Group previously identified seven
operating segments, including (i) K-12 AST, test preparation, and other courses,
(ii) primary and secondary school education, (iii) online education, (iv) content development and distribution, (v) pre-school education,
(vi) overseas study consulting services, and (vii) study tour. For the year ended May 31, 2022, as a result of the changes in the regulatory environment, the Group reduced its operating segments from seven to four. Those include (i) educational services and test preparation courses, which was formerly named as “K-12 AST, test preparation, and other courses,” (ii) online education and other services, which was formerly named as “online education,” (iii) overseas study consulting services, and (iv) educational materials and distribution, which was formerly named as “content development and distribution.” Primary and secondary school education, pre-school education and study tour were no longer reviewed separately by the Group’s CODM and thus, no longer considered as operating segments. Those were aggregated as others for the year ended
May 31, 2022. For the year ended May 31, 2023, the Group renamed the segment of online education and other services to private label products and livestreaming e-commerce and other services. The Group identified educational services and test preparation courses, private label products and livestreaming e-commerce and other services, and overseas study consulting services as three reportable segments. Educational materials and distribution individually did not exceed the

10
% quantitative threshold and as a result, was included in others below.
The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and operating income. Net revenues, operating cost and expenses, operating income, and total assets by segment are as follows:
For the year ended May
 31, 2021

	Educational services and test preparation courses	Private label products and livestreaming e-commerce and other services	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	3,667,270	210,591	278,594	120,084	4,276,539
Operating cost and expenses:
Cost of revenues	(1,680,779)	(145,428)	(127,841)	(82,827)	(2,036,875)
Selling and marketing	(326,708)	(175,092)	(61,259)	(25,346)	(588,405)
General and administrative	(955,211)	(124,897)	(60,580)	(69,524)	(1,210,212)
Unallocated corporate expenses	—	—	—	—	(323,781)

Total operating cost and expenses	(2,962,698)	(445,417)	(249,680)	(177,697)	(4,159,273)
Operating income/(loss)	704,572	(234,826)	28,914	(57,613)	117,266
Segment assets	4,380,247	516,488	477,568	281,579	5,655,882
Unallocated corporate assets	—	—	—	—	4,495,171

Total assets	4,380,247	516,488	477,568	281,579	10,151,053

F-6
1

For the year ended May
 31, 2022

	Educational services and test preparation courses	Private label products and livestreaming e-commerce and other services	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	2,535,318	136,705	325,901	107,322	3,105,246
Operating cost and expenses:
Cost of revenues	(1,442,156)	(68,732)	(165,673)	(77,730)	(1,754,291)
Selling and marketing	(273,344)	(79,428)	(72,847)	(30,494)	(456,113)
General and administrative	(1,308,742)	(72,361)	(61,258)	(63,859)	(1,506,220)
Unallocated corporate expenses	—	—	—	—	(371,135)

Total operating cost and expenses	(3,024,242)	(220,521)	(299,778)	(172,083)	(4,087,759)
Operating (loss)/income	(488,924)	(83,816)	26,123	(64,761)	(982,513)
Segment assets	2,227,184	313,258	177,821	4,381	2,722,644
Unallocated corporate assets	—	—	—	—	3,312,022

Total assets	2,227,184	313,258	177,821	4,381	6,034,666

For the year ended May
 31, 2023

	Educational services and test preparation courses	Private label products and livestreaming e-commerce and other services	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	1,825,212	647,161	354,764	170,623	2,997,760
Operating cost and expenses:
Cost of revenues	(773,989)	(364,645)	(179,284)	(91,520)	(1,409,438)
Selling and marketing	(217,915)	(89,302)	(80,528)	(45,657)	(433,402)
General and administrative	(503,345)	(50,658)	(61,861)	(65,725)	(681,589)
Unallocated corporate expenses	—	—	—	—	(283,285)

Total operating cost and expenses	(1,495,249)	(504,605)	(321,673)	(202,902)	(2,807,714)
Operating income/(loss)	329,963	142,556	33,091	(32,279)	190,046
Segment assets	1,703,762	307,167	109,422	149,017	2,269,368
Unallocated corporate assets	—	—	—	—	4,123,090

Total assets	1,703,762	307,167	109,422	149,017	6,392,458

2 2 .	MAINLAND CHINA CONTRIBUTION PLAN
The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$257,542, US$272,433 and US$196,042 for the years ended May 31, 2021, 2022 and 2023, respectively.

2

2 3 .	STATUTORY RESERVES
Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and the VIEs in the PRC must make appropriations from after-tax
profit to
non-distributable
reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.
Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax
profits as determined under the PRC laws and regulations at each year-end
until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. For the years ended May 31, 2021, 2022 and 2023, US$3,302, US$2,828 and US$3,620 were accrued for the general reserve, respectively.
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
In the case of a for-profit private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount shall be equal to no less than 10% of the audited annual increase in the unrestricted net assets of the school, if any.
For the years ended May 31, 2021, 2022 and 2023, the Company made US$64,124, reversed
US$2,512 and
made
 US$13,222 to the development fund, respectively.
These reserves are included as statutory reserves in the consolidated statements of changes in equity
.
The Group allocated US$67,426, US$316 and US$16,842 to statutory reserves for the years ended May 31, 2021, 2022 and 2023, respectively.

2 4 .	RESTRICTED NET ASSETS
Relevant PRC laws and regulations restrict the WFOEs and the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends, except in the event of liquidation. The balance of restricted net assets was US$724,854, US$918,190 and US$935,032 of which US$681,309, US$519,388 and US$535,700 were attributed to the paid-in
capital, additional
paid-in
capital and statutory reserves of the VIEs and US$43,545, US$398,802 and US$399,332 were attributed to the paid-in
capital, additional
paid-in
capital and statutory reserves of the WFOEs, as of May 31, 2021, 2022 and 2023, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under the applicable PRC law, loans from the PRC companies to their offshore affiliated entities require governmental approval, and advances by the PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

25.	SUBSEQUENT EVENTS
Share repurchase program
On June 6, 2023, the Company announced that its board of directors has authorized the Company to extend its share repurchase program, over the next twelve months through May 31, 2024. As of September 15, 2023, an aggregate of

5,969,314

ADS was repurchased.

F-6
3