Form 20-F
period 2024-05-31
New Oriental Education & Technology Group Inc.
filed 2024-09-25
CIK 1372920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2024.
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Name of Exchange on Which Registered	EDU	New York Stock Exchange
Common shares , par value US$0.001 per share**	9901	The Stock Exchange of Hong Kong Limited

*
Effective on August 18, 2011, the ratio of ADSs to our common shares was changed from one ADS representing four common shares to one ADS representing one common share. Effective on April 8, 2022, the ratio of ADSs to our common shares was further changed from one ADS representing one common share to one ADS representing ten common shares.

**	Effective on March 10, 2021, we implemented a one-for-ten share split, in which each common share of par value of US$0.01 each was subdivided into ten common shares, with a par value of US$0.001 each.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,647,514,863 common shares, par value US$0.001 per share, as of May 31, 2024.
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International ☐	Other ☐
Accounting Standards Board
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

•

“New Oriental China” refers to New Oriental Education & Technology Group Co., Ltd., formerly known as Beijing New Oriental Education & Technology (Group) Co., Ltd., which is a domestic PRC company and a variable interest entity of our company;

•	“Beijing Xuncheng” refers to Beijing New Oriental Xuncheng Network Technology Co., Ltd., which is a domestic PRC company and a variable interest entity of East Buy;

•

“East Buy” refers to East Buy Holding Limited (formerly known as Koolearn Technology Holding Limited), a Cayman Islands company and our majority-owned subsidiary, whose shares are listed on the Main Board of the Hong Kong Stock Exchange under the stock short name “East Buy” and stock code “1797”;

•

“VIEs” or “variable interest entities” refers to Beijing Xuncheng and New Oriental China, both of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP;

•	“consolidated affiliated entities” refers to New Oriental China and its schools and subsidiaries in China and Beijing Xuncheng and its subsidiaries in China;

•

“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;

•	“China” or “PRC” refers to People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited; and

•

“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student but excluding students enrolled in our kindergartens.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi and Hong Kong dollars to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB7.2410 to US$1.00 and HK$7.8199 to US$1.00, the respective exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 31, 2024. We make no representation that any Renminbi, Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	competition in each type of educational program, service and product we provide;

•	competition from other livestreaming e-commerce players;

•	risks associated with our offering of new educational programs, services and products, and private label products on our livestreaming e-commerce platform;

•	the expected increase in expenditures on education in China; and

•	PRC laws, regulations and policies relating to private education and providers of private educational services.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

New Oriental Education & Technology Group Co., Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. Therefore, we operate such businesses in China through the consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the consolidated affiliated entities and are considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. Revenues contributed by the consolidated affiliated entities accounted for 99.6%, 99.5% and 99.2% of our total net revenues for the fiscal years ended May 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Co., Inc. a Cayman Islands company, its predecessor entities and subsidiaries. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. New Oriental Education & Technology Group Co., Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

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

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of May 31, 2024:

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

However, the contractual arrangements is not as effective as direct ownership in providing us with control over the VIEs. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the contractual agreements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from the VIEs. In addition, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual agreements. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. As such, we may incur substantial costs to enforce the terms of the arrangements. In addition, our contractual arrangements have not been tested in a court of law as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership” and “—The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected” for further details.

Our corporate structure is subject to unique risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs and common shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders are subject to changes. It is uncertain whether any new PRC laws or regulations related to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits or approvals, the PRC regulatory authorities would have wide discretion within their scope of authority to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The interpretation and implementation of the Foreign Investment Law are subject to changes and it remains uncertain as to how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals, anti-monopoly regulatory actions, regulations on the use of variable interest entities, regulations on the education industry, regulations on online live-streaming and advertising, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and common shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and common shares.”

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Financing Activities

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” “—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business,” and based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe our PRC subsidiaries and the consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities for the business operations in China, including, among others, the private school operation permits, value-added telecommunications business operation licenses for internet information services, or ICP licenses, value-added telecommunications business operation license for electronic data interchange, or EDI license, Food Operation Licenses, Permits for Operating Publications, Commercial Performance Permit, Travel Agency Operation Permits, Healthcare License. Given the interpretation and implementation of laws and regulations and the enforcement practice by government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the services of our company in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” “—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business.”

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have not received nor have been denied such requisite permissions by the CSRC or the Cyberspace Administration of China. Our PRC legal counsel has consulted the relevant government authority, which confirmed that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the Cyberspace Administration of China to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the Cyberspace Administration of China for conducting a securities offering or maintaining our listing status on the NYSE. In addition, on February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities.

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of rules in this regard, the interpretation and implementation of most of which are subject to changes. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general in the future and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, Cyberspace Administration of China or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and common shares.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor which is headquartered in mainland China. In October 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended May 31, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC law, New Oriental Education & Technology Group Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs and their subsidiaries and/or schools only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution. For the fiscal years ended May 31, 2022, 2023 and 2024, New Oriental Education & Technology Group Inc. received repayment of loans of US$282.1 million, US$290.0 million and US$1.5 million from our intermediate holding companies and subsidiaries, respectively. For the fiscal years ended May 31, 2022, 2023 and 2024, New Oriental Education & Technology Group Inc. provided loans of US$330.4 million, US$50.0 million and nil to our intermediate holding companies and subsidiaries, respectively.

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

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2022, 2023 and 2024 and the consolidated balance sheet data as of May 31, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2020 and 2021 and the selected consolidated balance sheet data as of May 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2020, 2021 and 2022, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2020	2021	2022	2023	2024
Selected Consolidated Statement of Operations Data:
Net revenues:
Net service revenues	3,529,650	4,230,638	3,050,022	2,544,729	3,500,998
Net product revenues	49,032	45,901	55,224	453,031	812,588

Total net revenues	3,578,682	4,276,539	3,105,246	2,997,760	4,313,586
Operating cost and expenses:(1)
Cost of revenues	(1,588,899)	(2,036,875)	(1,754,291)	(1,409,438)	(2,050,960)
Selling and marketing	(445,259)	(600,778)	(466,895)	(444,693)	(660,586)
General and administrative	(1,145,521)	(1,489,826)	(1,866,573)	(953,583)	(1,251,615)

Impairment loss on intangible assets and goodwill	—	(31,794)	—	—	—

Selected Consolidated Statement of Operations Data:
Total operating cost and expenses	(3,179,679)	(4,159,273)	(4,087,759)	(2,807,714)	(3,963,161)

Operating income/(loss)	399,003	117,266	(982,513)	190,046	350,425
Other income/(expense):
Interest income	116,117	141,511	123,542	114,453	153,589
Interest expense	(4,627)	(6,747)	(4,050)	(707)	(298)
Realized gain from long-term investments	407	3,535	22,004	767	185
Impairment loss from long-term investments	(31,750)	(40,207)	(129,350)	(8,056)	(30,007)
(Loss)/gain from fair value change of investments	(18,451)	(3,824)	(14,933)	(860)	19,025
Loss on deconsolidation of subsidiaries	—	—	(79,609)	—	—
Miscellaneous (loss)/income, net	27,137	103,443	32,411	12,888	922

Provision for income taxes:
Current	(142,992)	(127,313)	(44,378)	(97,594)	(130,927)
Deferred	8,630	43,725	(91,934)	31,528	21,237

Provision for income taxes	(134,362)	(83,588)	(136,312)	(66,066)	(109,690)

(Loss)/Gain from equity method investments	1,385	(1,368)	(51,466)	(7,102)	(58,933)

Net income/(loss)	354,859	230,021	(1,220,276)	235,363	325,218

Less: Net (loss)/income attributable to non-controlling interests	(58,474)	(104,393)	(32,555)	58,022	15,627

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	413,333	334,414	(1,187,721)	177,341	309,591

-Basic	0.26	0.20	(0.70)	0.11	0.19

-Diluted	0.26	0.20	(0.70)	0.10	0.18

Weighted average shares used in calculating basic net income/(loss) per common share(3)	1,584,295,760	1,645,463,440	1,696,419,232	1,678,264,547	1,653,597,432
Weighted average shares used in calculating diluted net income/(loss) per common share(3)	1,595,368,900	1,651,982,384	1,696,419,232	1,685,631,987	1,669,499,952

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
	2020	2021	2022	2023	2024
(in thousands of US$)
Cost of revenues	2,224	6,698	(131)	2,749	19,967
Selling and marketing	4,227	6,922	(2,437)	5,750	26,052
General and administrative	55,606	55,260	135,536	81,289	76,439

Total	62,057	68,880	132,968	89,788	122,458

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

The following table presents our selected consolidated balance sheet data as of May 31, 2020, 2021, 2022, 2023 and 2024:

	As of May 31,
(in thousands of US$)	2020	2021	2022	2023	2024
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	915,057	1,612,211	1,148,637	1,662,982	1,389,359
Total assets	6,556,885	10,151,053	6,034,666	6,392,458	7,531,673
Total current liabilities	2,479,364	3,471,445	1,710,114	2,250,978	3,000,855
Total liabilities	3,687,074	5,132,877	2,241,142	2,577,670	3,482,659
Total New Oriental Education & Technology Group Inc. shareholders’ equity	2,733,295	4,913,275	3,705,506	3,604,348	3,775,934
Non-controlling interests	136,516	104,901	88,018	210,440	273,080
Total equity	2,869,811	5,018,176	3,793,524	3,814,788	4,049,014

Financial Information Related to the Consolidated Affiliated Entities

The following tables present the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities for the years and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended May 31, 2024
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Third-party net revenues	—	4,790	28,740	4,280,056	—	4,313,586
Inter-company revenues	—	7,792	349,233	1,270	(358,295)	—
Total operating cost and expenses	(101,276)	(13,460)	(264,345)	(3,944,745)	360,665	(3,963,161)
Income/(loss) from subsidiaries and VIEs	538,168	454,874	253,793	—	(1,246,835)	—
Other income, net	46,212	99,623	91,491	45,622	(139,532)	143,416
Income/(loss) before income taxes and loss from equity method investments	483,104	553,619	458,912	382,203	(1,383,997)	493,841
Provision for income taxes	—	(5,369)	(4,318)	(100,003)	—	(109,690)
(Loss)/income from equity method investments	(20,724)	(10,082)	280	(28,407)	—	(58,933)
Net income/(loss)	462,380	538,168	454,874	253,793	(1,383,997)	325,218

	For the Year Ended May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Third-party net revenues	—	4,076	10,739	2,982,945	—	2,997,760
Inter-company revenues	—	1,041	233,683	1,951	(236,675)	—
Total operating cost and expenses	(93,715)	(19,660)	(277,970)	(2,724,475)	308,106	(2,807,714)
Income/(loss) from subsidiaries and VIEs	313,226	325,515	359,445	—	(998,186)	—
Other income, net	27,495	4,768	14,211	143,225	(71,214)	118,485
Income/(loss) before income taxes and loss from equity method investments	247,006	315,740	340,108	403,646	(997,969)	308,531
Provision for income taxes	—	(2,219)	(13,430)	(50,417)	—	(66,066)
(Loss)/income from equity method investments	(11,860)	(295)	(1,163)	6,216	—	(7,102)
Net income/(loss)	235,146	313,226	325,515	359,445	(997,969)	235,363

	For the Year Ended May 31, 2022
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Third-party net revenues	—	7,265	4,641	3,093,340	—	3,105,246
Inter-company revenues	—	4,706	322,697	45,976	(373,379)	—
Total operating cost and expenses	(100,182)	(36,084)	(274,050)	(4,038,886)	361,443	(4,087,759)
(Loss)/income from subsidiaries and VIEs	(1,057,770)	(1,022,764)	(1,088,225)	—	3,168,759	—
Other income, net	25,180	(15,184)	14,621	(45,042)	(29,560)	(49,985)
(Loss)/income before income taxes and loss from equity method investments	(1,132,772)	(1,062,061)	(1,020,316)	(944,612)	3,127,263	(1,032,498)
Provision for income taxes	—	(195)	(8,405)	(127,712)	—	(136,312)
(Loss)/income from equity method investments	(14,154)	6,452	63	(43,827)	—	(51,466)
Net (loss)/income	(1,146,926)	(1,055,804)	(1,028,658)	(1,116,151)	3,127,263	(1,220,276)

Selected Condensed Consolidated Balance Sheets Information

	As of May 31, 2024
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Assets
Cash and cash equivalents	190,801	48,387	406,571	743,600	—	1,389,359
Amount due from Group companies	180,832	368,772	260,623	1,381	(811,608)	—
Other current assets	569,010	345,450	883,965	2,279,140	(78,046)	3,999,519

	As of May 31, 2024
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Total current assets	940,643	762,609	1,551,159	3,024,121	(889,654)	5,388,878
Investment in subsidiaries and VIEs	310,319	409,901	—	—	(720,220)	—
Property and equipment, net	—	1,507	129,165	377,314	(5)	507,981
Other non-current assets	52,185	107,032	255,427	1,286,405	(66,235)	1,634,814
Total non-current assets	362,504	518,440	384,592	1,663,719	(786,460)	2,142,795
Total assets	1,303,147	1,281,049	1,935,751	4,687,840	(1,676,114)	7,531,673
Liabilities
Deferred revenue	—	5,003	46	1,775,131	(117)	1,780,063
Amount due to Group companies	64,241	482,837	80,669	194,391	(822,138)	—
Other current liabilities	2,831	6,766	163,575	1,130,990	(83,370)	1,220,792
Total current liabilities	67,072	494,606	244,290	3,100,512	(905,625)	3,000,855
Total liabilities	81,475	494,824	249,168	3,562,817	(905,625)	3,482,659
Total equity	1,221,672	786,225	1,686,583	1,125,023	(770,489)	4,049,014
Total liabilities and equity	1,303,147	1,281,049	1,935,751	4,687,840	(1,676,114)	7,531,673

	As of May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Assets
Cash and cash equivalents	126,201	64,679	376,157	1,095,945	—	1,662,982
Amount due from Group companies	180,832	371,274	358,914	28,493	(939,513)	—
Other current assets	700,724	237,940	538,891	1,272,377	973	2,750,905
Total current assets	1,007,757	673,893	1,273,962	2,396,815	(938,540)	4,413,887
Investment in subsidiaries and VIEs	225,854	412,218	—	—	(638,072)	—
Property and equipment, net	—	1,561	72,085	286,120	(6)	359,760
Other non-current assets	117,001	96,016	473,015	932,779	—	1,618,811
Total non-current assets	342,855	509,795	545,100	1,218,899	(638,078)	1,978,571
Total assets	1,350,612	1,183,688	1,819,062	3,615,714	(1,576,618)	6,392,458
Liabilities
Deferred revenue	—	3,826	25,627	1,308,378	(201)	1,337,630
Amount due to Group companies	67,914	482,613	104,842	292,157	(947,526)	—
Other current liabilities	1,770	4,182	74,866	832,530	—	913,348
Total current liabilities	69,684	490,621	205,335	2,433,065	(947,727)	2,250,978
Total liabilities	84,338	490,621	208,104	2,742,334	(947,727)	2,577,670
Total equity	1,266,274	693,067	1,610,958	873,380	(628,891)	3,814,788
Total liabilities and equity	1,350,612	1,183,688	1,819,062	3,615,714	(1,576,618)	6,392,458

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended May 31, 2024
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash (used in)/provided by operating activities	(4,488)	(6,177)	119,687	1,013,621	—	1,122,643
Loan and fund pool to entities within the Group	—	—	—	—	—	—
Repayment of loan to entities within the Group	1,500	—	—	—	(1,500)	—
Investment in entities within the Group	—	—	—	—	—	—
Other investing activities	106,435	(19,471)	(6,161)	(1,234,725)	—	(1,153,922)
Net cash provided by/(used in) investing activities	107,935	(19,471)	(6,161)	(1,234,725)	(1,500)	(1,153,922)
Net proceeds from loan and fund pool from entities within the Group	—	—	—	—	—	—
Repayment of loan to entities within the Group	—	(1,500)	—	—	1,500	—
Proceeds from group capital contribution	—	—	—	—	—	—
Other financing activities	(147,648)	3,931	—	(16,721)	—	(160,438)
Net cash (used in)/provided by financing activities	(147,648)	2,431	—	(16,721)	1,500	(160,438)

	For the Year Ended May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash (used in)/provided by operating activities	(7,474)	(6,377)	332,336	652,523	—	971,008
Loan and fund pool to entities within the Group	(50,000)	—	—	—	50,000	—
Repayment of loan to entities within the Group	290,000	280,000	—	—	(570,000)	—
Investment in entities within the Group	—	—	—	—	—	—
Other investing activities	(16,052)	(137,595)	(178,675)	294,911	—	(37,411)
Net cash provided by/(used in) investing activities	223,948	142,405	(178,675)	294,911	(520,000)	(37,411)
Net proceeds from loan and fund pool from entities within the Group	—	50,000	—	—	(50,000)	—
Repayment of loan to entities within the Group	—	(290,000)	(280,000)	—	570,000	—
Proceeds from group capital contribution	—	—	—	—	—	—
Other financing activities	(240,392)	12,878	—	(19,353)	—	(246,867)

	For the Year Ended May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash (used in)/provided by financing activities	(240,392)	(227,122)	(280,000)	(19,353)	520,000	(246,867)

	For the Year Ended May 31, 2022
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash provided by/(used in) operating activities	7,682	(3,470)	233,032	(1,517,697)	—	(1,280,453)
Loan and fund pool to entities within the Group	(330,364)	(330,364)	(155,917)	—	816,645	—
Repayment of loan to entities within the Group	282,132	282,132	466	—	(564,730)	—
Investment in entities within the Group	—	(44,269)	—	—	44,269	—
Other investing activities	28,247	(24,610)	(9,825)	1,174,720	—	1,168,532
Net cash (used in)/provided by investing activities	(19,985)	(117,111)	(165,276)	1,174,720	296,184	1,168,532
Net proceeds from loan and fund pool from entities within the Group	—	330,364	330,364	155,917	(816,645)	—
Repayment of loan to entities within the Group	—	(282,132)	(282,132)	(466)	564,730	—
Proceeds from group capital contribution	—	—	44,269	—	(44,269)	—
Other financing activities	(221,997)	—	(8,861)	—	—	(230,858)
Net cash (used in)/provided by financing activities	(221,997)	48,232	83,640	155,451	(296,184)	(230,858)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs and/or common shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs and/or common shares. All the operational risks associated with being based in and having operations in mainland China also apply to our operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China as discussed in risk factors under “Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and the discretion of China governmental authorities discussed in this annual report are expected to apply to PRC entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. The following list summarizes some, but not all, of these risks.

Risks Related to Our Business

•

The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities” on pages 19 and 20 for details.

•

If we fail to successfully execute our business strategies, our business and prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to successfully execute our business strategies, our business and prospects may be materially and adversely affected” on page 20 for details.

•

Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us” on pages 21 and 22 for details.

•

If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability” on page 22 for details.

•

Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed” on pages 22 and 23 for details.

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. If the PRC government deems that the contractual arrangements with the VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages 38 to 41 for details.

•

We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership” on pages 41 and 42 for details.

•

Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations” on page 42 for details.

•

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected” on pages 42 and 43 for details.

Risks Related to Doing Business in China

•

Our operations in China are governed by PRC laws and regulations. Certain laws and regulations are relatively new and can change quickly with little advance notice. In addition, the interpretations and enforcement of many laws, regulations and rules are subject to changes, which may limit the available legal protections. Furthermore, the PRC administrative and court authorities have discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China could adversely affect us” on page 47.

•

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and common shares” on page 48.

•

The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take” on pages 51 and 52 for details.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 57 for details

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 58 for details

Risks Related to Our ADSs and Common Shares

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Common Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange” on page 59 for details.

•

The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Common Shares—The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and ADSs” on pages 59 and 60 for details.

•

If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and ADSs securities could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Common Shares—If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and ADSs securities could decline” on page 60 for details.

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

In compliance with the Alleviating Burden Opinion and its implementation measures, we ceased offering K-9 Academic AST Services in China at the end of 2021. Such cessation had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022. In light of regulatory developments in China, in addition to the cessation of our K-9 Academic AST Services, we have made changes to our existing business, including closing of some of our schools and leaning centers and implementing staff optimization plan, while executing on new business strategies. The total number of schools and learning centers was 1,025 as of May 31, 2024, as compared to 1,669 as of May 31, 2021.

We have shifted, and will continue to, shift our focus towards educational products and services that are not related to K-9 Academic AST Services, such as test preparation courses, overseas study consulting services and educational materials and distribution, and explore other business opportunities by leveraging our brand recognition and educational resources accumulated over our operating history. For example, our new business initiatives include non-academic tutoring, intelligent learning systems and devices, study tours and research camps, educational materials and digitalized smart study solutions, as well as exam preparation courses designed to help students with junior college diplomas to obtain bachelor’s degrees. We may continue to operate in different geographic locations in China, which has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our continued nationwide operations will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. In addition, Koolearn.com, our online education platform, continues to expand its online educational offerings to adults and university students, and seeks business opportunities in new areas. In fiscal year 2022, East Buy (formerly known as Koolearn) established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products through livestreaming activities. East Buy has made notable progress in its sale of private label products and livestreaming e-commerce business in fiscal year 2023 and 2024. We are also exploring business opportunities in culture and tourism market. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified teachers, management personnel and other key personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) for non-academic tutoring, local authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions; and (vi) other compliance requirements for the operation of after-school tutoring institutions, including without limitation that after-school tutoring institutions shall not provide tutoring services during national holidays, weekends and winter and summer breaks, and requirements on risk management and control over the pre-collection of fees by after-school tutoring institutions. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. Moreover, on February 8, 2022, the Chinese Ministry of Education issued its key tasks for 2022 on its website, which specifies that administration over academic subjects tutoring for students in grade ten to twelve shall be strictly implemented by reference to the relevant provisions regarding administration over academic subjects tutoring for students in compulsory education. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures, and there can be no assurance that we could fully comply with any further or detailed requirements regarding our academic tutoring services for students in grade ten to twelve in a timely manner, or at all. Any failure to comply with such requirements could subject us to fines, other penalties, refund to students and negative publicity, and in the worst case scenario, we may have to cease our academic tutoring services for students in grade ten to twelve, which could materially and adversely affect our business operation, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring” for more details.

To implement the Alleviating Burden Opinion, on September 7, 2021, the Chinese Ministry of Education published on its official website that the Chinese Ministry of Education, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees. Moreover, in 2022, the Chinese Ministry of Education and other authorities further issued notices and opinions on regulating non-academic after school training institutions. In addition, in August 2023, the Chinese Ministry of Education issued the Interim Measures for Administrative Penalties on Off-campus Tutoring, which became effective on October 15, 2023 and set out the general requirements for administrative penalties for illegal off-campus tutoring operated by any natural person, legal person or other organization that is offered to preschool children over 3 years of age, and primary and secondary school students. On February 8, 2024, the Chinese Ministry of Education issued the Administrative Regulations on Off-campus Tutoring (Draft for Comments). As of the date of this annual report, the draft regulations had not come into effect. As these regulations and rules on implementing the Alleviating Burden Opinion are evolving and uncertain, their interpretation and implementation are subject to changes, we cannot assure you that we would not be required to take further actions regarding our tutoring services to comply with these regulations and rules, and there can be no assurance that we could fully comply with any further or detailed requirements regarding our tutoring services in a timely manner, or at all. Any failure to comply with such requirements could subject us to fines, other penalties, refund to students and negative publicity, and in the worst case scenario, we may have to cease our relevant tutoring services, which could materially and adversely affect our business operation, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring” for more details.

Our business, financial condition, results of operations and prospect have been, and may continue to be, materially and adversely affected by the actions we have taken to date to be in compliance with the Alleviating Burden Opinion and its implementation measures. We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. Among other things, we ceased K-9 Academic AST Services in all of our schools and learning centers in China at the end of 2021, including closing of some of our schools and learning centers and implementing employee layoffs where necessary to maintain our continued operations. We incurred considerable costs and expenses for the fiscal year ended May 31, 2022 resulting from termination of leases, dismissal of employees and other actions we took in light of the regulatory developments. Due to the complex and evolving regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations, policies and requirements imposed by local governmental authorities, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations, and negative publicity, investigations by governmental authorities, refund to students, revocation of certain permits and negative influence on our ongoing permit applications, each occurrence of which may materially and adversely affect our business, financial condition and results of operations.

We are continually making efforts to comply with the requirements under these regulations and implementations. However, we cannot assure you that we will be able to comply with such requirements in a timely manner, or at all. For example, although we believe the provision of digital educational resources through our intelligent learning systems and devices shall not be considered as after-school tutoring activities, and we have not received any notice from the competent government authorities indicating that such activities are deemed as after-school tutoring activities, we cannot assure you that the competent government authorities will not take a contrary view to ours. In the event that the provision of digital academic educational resources through our intelligent learning systems and devices is deemed as after-school tutoring activities, the academic educational resources provided by our intelligent learning systems and devices to K-9 students shall comply with all regulations related to academic after-school tutoring, including, among others, the Alleviating Burden Opinion. Our PRC operating entities of the intelligent learning systems and devices may then be deemed as Academic AST Institutions, and these entities will be prohibited from being controlled by us as the Alleviating Burden Opinion prohibits foreign ownership in Academic AST Institutions, including through contractual arrangements. If we fail to comply with these requirements and any other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations and other regulatory and disciplinary sanctions, or even orders to relinquish our contractual arrangements, all of which may materially and adversely affect our business and results of operations. Moreover, we cannot assure you that there will not be any new rules or regulations in China on the business we currently operate, or such new rules and regulations will not subject our business operations to further adjustments and in the event of such changes, our business operations may be adversely impacted.

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

Our teachers and staff are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification and staff who have strong professional capabilities. We also need to hire teachers and staff who are capable of delivering innovative and inspirational instruction or premium services. We must also provide continuous training to our teachers and staff so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards, and other key trends necessary to effectively teach their respective courses or provide their services. We may not be able to hire, train and retain enough qualified teachers or staff to keep pace with our anticipated development while maintaining consistent teaching quality across our education services or service quality across our other services. In addition, PRC laws and regulations require our teachers and staff to have requisite licenses if they teach, among others, academic subject such as Chinese, mathematics, English, physics, chemistry, biography, history, geography, and teachers are also required to have relevant qualifications if they teach non-academic subjects. However, we cannot assure you that our teachers can all apply for and obtain the teaching licenses and relevant qualifications in a timely manner or at all due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license or relevant qualifications, and the cancellation and delay of teacher license examinations and other qualifications examinations. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. Shortages of qualified teachers and/or staff or decreases in the quality of our instruction or service, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.

Our historical financial and operating results are not indicative of our future performance; and our financial and operating results are difficult to forecast.

Our net revenues decreased from $3,105.2 million in the fiscal year ended May 31, 2022 to US$2,997.8 million in the fiscal year ended May 31, 2023, and increased to $4,313.6 million in the fiscal year ended May 31, 2024. Any evaluation of our business and our prospects must be considered in light of the risks related to the recent change of regulatory policies on the after-school tutoring services market. In addition, our past results may not be indicative of future performance because of the cessation of K9 Academic AST Services in the end of 2021 as well as any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. In addition to the fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

•	general economic conditions;

•	regulations or actions pertaining to the provision of private educational services in China;

•	detrimental negative publicity about us, our competitors or our industry;

•	changes in consumers’ spending patterns; and

•	non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or unexpected circumstances.

Due to these and other factors, we believe that period-to-period comparisons of our operating results may not be indicative of our future performance, and therefore you should not rely on them to predict the future performance of our common shares or ADSs. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us.

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

We consider our trademarks and trade name invaluable to our ability to continue to develop and enhance our brand recognition. We have spent over 20 years building our “New Oriental” brand by emphasizing quality and consistency and building trust among students and parents. From time to time, our trademarks and trade name have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. However, preventing trademark and trade name infringement is difficult, costly and time-consuming and continued unauthorized use of our trademarks and trade name by unrelated third parties may damage our reputation and brand. In addition, we have spent significant time and expense developing or licensing and localizing the content of our educational materials to enrich our product offerings and meet students’ needs. There can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer materially.

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

Our business could be materially and adversely affected by health epidemics, such as new variants of COVID-19, H1N1 swine influenza, H7N9 bird flu, avian influenza, severe acute respiratory syndrome (SARS), Ebola or other disease. For example, we were required to close our learning centers in certain regions from time to time where new cases of COVID-19 were discovered between the end of 2020 and 2022. Any future outbreak of adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause cancelations or deferments of student enrollments and require the temporary closure of our schools, learning centers and bookstores while we remain obligated to pay rent and other expenses for these facilities, thus severely disrupting our business operations and materially and adversely affecting our liquidity, financial condition and results of operations.

We had experienced and may experience a decrease in our margins.

Many factors may cause our gross and net margins to decline. The regulatory developments regarding Academic AST Institutions’ after-school tutoring business had caused a decline in our gross and net margin. Our operating margin turned positive for the fiscal year ended May 31, 2023 and continued to improve for the fiscal year ended May 31, 2024. However, there is no assurance that we will be able to maintain or improve our operating margin in the future. In addition, new businesses may not have the same margins as we had in the past, and new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. It is possible that our margins could decline in the future due to these factors.

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

Our reputation, results of operations, financial condition and the trading price of our ADSs and common shares may be negatively affected by adverse publicity or other detrimental conduct against us.

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation, result in our incurrence of substantial costs and distract our management’s attention and cause the trading price of our ADSs and common shares to decline and fluctuate significantly. For example, on July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Alleviating Burden Opinion, issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council. The Alleviating Burden Opinion contains high-level directives about requirements and restrictions related to after-school tutoring services. The trading price of our ADSs and common shares declined sharply before and after the Alleviating Burden Opinion was issued. After we announced the departure of Mr. Yuhui Dong, a celebrity livestreamer, and sale of Time with Yuhui (Beijing) Technology Ltd to Mr. Dong on July 25, 2024, the trading price of our ADSs and common shares declined sharply and we were inundated by numerous investor inquiries. In addition, certain of our directors are subject to class actions due to their current or previous directorships in other listed companies. Our directors and executive officers may also face litigation or proceedings (including alleged or future securities class action) unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.

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

Admissions and assessment tests undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. These changes require us to continually update and enhance our course materials and our teaching methods. In December 2017, the Chinese Ministry of Education issued the 2017 Curriculum Schemes and Curriculum Standards for Senior Secondary Schools, which was furthered amended in May 2020, and further issued the Opinions on the Implementing Work of the New Curriculums and the New Textbooks of Senior Secondary Schools in August 2018, both of which provide that the Chinese Ministry of Education developed a new nationwide senior secondary school curriculum system and organized the compilation of a group of new textbooks based on the new curriculum system, which shall be adopted in certain provinces from September 2019 and gradually expand to all other provinces by September 2022. On August 25, 2021, the General Office of Chinese Ministry of Education issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation). See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Private Education—Regulations on After-School Tutoring.”

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

Fluctuations in the fair value of long-term investments and short-term investments, due to market conditions or other reasons, may have an adverse impact on our results of operations. For example, we recorded a loss from fair value change of long-term investments in the fiscal year ended May 31, 2023 of US$0.9 million and a gain from fair value change of long-term investments in the fiscal year ended May 31, 2024 of US$19.0 million.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have expanded our offerings through internal development and external investments. Some of these operations have not generated significant or any profit to date, and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. For instance, in fiscal year 2022, East Buy (formerly known as Koolearn) established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products through livestreaming activities. East Buy has made notable progress in its sale of private label products and livestreaming e-commerce business in fiscal year 2023 and 2024. We cannot assure you that the livestreaming events through East Buy will continue to be popular and generate increasing net income as we expect. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

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

We rely on livestreamers to host livestreaming sessions. We may not be able to attract new celebrity livestreamers or retain our existing celebrity livestreamers, which may adversely affect our livestreaming e-commerce business.

We rely on livestreamers to host livestreaming sessions through various livestreaming accounts. The success of our livestreaming e-commerce business is influenced by the popularity of the livestreamers. Livestreamers with more fans are able to reach a wider audience when they promote the products and direct more potential consumers to purchase such products. In particular, since their inception in January 2024, the livestreaming accounts operated under the brand name “Time with Yuhui,” a brand name associated with Mr. Yuhui Dong, a celebrity livestreamer, have gained great popularity and attracted a wide range of consumers. In July 2024, Beijing Xuncheng, Mr. Yuhui Dong, and Time with Yuhui (Beijing) Technology Ltd, or Time with Yuhui, a wholly-owned subsidiary of Beijing Xuncheng that primarily engages in businesses under the brand “Time with Yuhui,” entered into an agreement under which Beijing Xuncheng agreed to sell, and Mr. Yuhui Dong agreed to acquire, 100% of the equity of Time with Yuhui. In August 2024, Time with Yuhui ceased to be a consolidated affiliated entity of East Buy and the financial results of Time with Yuhui has no longer been consolidated into the consolidated financial statements of East Buy.

We are subject to the risk of decreases in our GMV if the popularity of any of our celebrity livestreamers is reduced, or we are unable to retain them. We cannot assure you that our celebrity livestreamers will be able to retain their popularity, or our other livestreamers will be able to increase their popularity, or we are able to attract new celebrity livestreamers or retain our existing celebrity livestreamers. Any failure to do so will materially and adversely affect our business, prospects, financial performance and results of operations.

We generate a significant portion of our revenues from certain cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We derived a significant portion of our total net revenues for the fiscal year ended May 31, 2024 from our operations in Beijing, Hangzhou, Guangzhou and Nanjing, and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected. For example, the COVID-19 resurgence caused by the Omicron variants in 2022 adversely affected our operations in certain cities in China.

If we are not able to continually enhance our online programs, services and products and online education systems and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

The market for online educational programs, services and products is characterized by rapid technological changes and innovation, such as artificial intelligence, as well as unpredictable product life cycles and user preferences. We must quickly modify our programs, services and products to adapt to changing student needs and preferences, technological advances and evolving internet practices to compete successfully in the online education market. Ongoing enhancement of our online offerings and related technology may entail significant expense and technical risk. We may fail to use new technologies effectively or adapt our online products or services and related technology on a timely and cost-effective basis. In addition, we developed our OMO standardized digital classroom teaching system in 2014, which has since evolved into an online education system that complements and supports students’ offline learning activities. OMO stands for online-merge-offline, which means the integration of our offline network of schools and learning centers and online education system to facilitate our operational efficiency. We have applied the OMO system across our comprehensive educational service offerings. If our improvements to our online offerings and online education systems and the related technology are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material and adverse effect on the trading price of our common shares and ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2024, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

Capacity constraints or system disruptions to our computer systems or websites, any cybersecurity incidents, or a leak of student or consumer data could damage our reputation, limit our ability to retain students and increase student enrollments or attract and retain consumers, and require us to expend significant resources.

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain students and increase student enrollments, and attract and retain consumers. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our websites by our students or consumers or unavailability of our online programs or services. Although we use elastic cloud computing with an aim to timely expand our online program infrastructure to meet demand for such programs, we cannot assure you this will be sufficient to meet the increasing demands of our students as our business continues to grow. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. We use various cloud data centers which enable us to restore service quickly in case of significant damage to our on-site computer center.

Although we have built a backup system that runs on different servers for our operating data, we may still lose important student or consumer data or suffer disruption to our operations if there is a failure of the database system or the backup system. To ensure the confidentiality and integrity of our data, including confidential student, parent, teaching staff and consumer information, we have taken security measures and adopted internal policies to protect such data. However, our computer networks may be vulnerable to unauthorized access, hacking, computer viruses and other security problems. Computer hackers may attempt to penetrate our network security and our website. We have in the past experienced several computer attacks, although they did not materially affect our operations. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. We could suffer economic and reputational damages and even bear legal liabilities if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any material compromise in the past. Any interruption to our computer systems or operations could have a material adverse effect on our ability to retain students and increase student enrollments or attract and retain consumers.

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

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. On December 28, 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, which became effective on September 1, 2021, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issue by any Protection Departments and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion within their scope of authority in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. In November 2021, the Cyberspace Administration of China released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. On September 14, 2022, the Cyberspace Administration of China published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As advised by our PRC legal counsel, Tian Yuan Law Firm, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs, are not required to go through a cybersecurity review by Cyberspace Administration of China for our previous issuance of securities to foreign investors.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

On July 7, 2022, the Cyberspace Administration of China issued the Measures on Security Assessment of the Cross-border Transfer of Data, effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. We have applied for a security assessment by the Cyberspace Administration of China regarding the cross-border transfer of certain data in our business operations in accordance with the Measures on Security Assessment of the Cross-border Transfer of Data. However, the interpretation and implementation of these measures in practice are subject to changes, including the assessment result by the Cyberspace Administration of China.

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs and common shares. Furthermore, based on the facts that (i) the Draft Data Security Regulations and Draft Amendment to PRC Cybersecurity Law have not been formally adopted, and the implementation and interpretation of both are subject to changes, (ii) we have not been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China, nor have we received any inquiry, notice, warning, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects, and based on the advice of our PRC legal counsel, Tian Yuan Law Firm, except as otherwise disclosed in “—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business,” our business operations are compliant with the permission and approval requirements of the Cyberspace Administration of China in all material respects. We have taken and will continue to take reasonable measures to comply with such laws and regulations. The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. We expect the regulations over cybersecurity, data protection, personal information protection and privacy in the PRC to become increasingly more stringent. We cannot assure you that we can adapt our operations to the requirements promptly. We also cannot assure you that our employees would not violate any PRC laws and regulations regarding the protection of personal information and other data and cybersecurity. If we or any of our employees are not able to comply with the cybersecurity, network data security and personal information protection requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, or litigation against us by consumer advocacy groups or others, criminal allegations or negative publicity, which could materially and adversely affect our business and results of operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Privacy, Data Protection and Cybersecurity.”

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

Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, could have an adverse effect on our overseas test preparation courses and English language training courses. Recently, there have been heightened tensions in relations between the United States and China. The U.S. government has imposed, and may continue to impose, restrictions to limit the entry of certain Chinese students to pursue academic studies in the United States. Such events may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. While we do not believe that the U.S.-China geopolitical tension will likely cause a material adverse impact on our business in the short term, further developments in the longer term could cause declines in the student enrollments for our overseas test preparation and English language training courses and overseas study consulting services and could have an adverse effect on our overall business and results of operations.

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

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of educational service providers, and private label products and livestreaming e-commerce platforms;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in education in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

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

Our office, schools and learning centers are mainly located on leased premises. The lease term generally ranges from two to ten years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations, the violation of the prescribed usage of the properties we use, and the early termination of our lease agreements under applicable PRC laws and regulations. For example, in the second and third quarter for the fiscal year ended May 31, 2022, we incurred considerable cost from the termination of our leasing agreements in relation to the closure of our learning centers due to the cessation of our K-9 Academic AST Services.

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

As East Buy sells food and other products under the brand name East Buy (东方甄选), food safety and product quality are critical to East Buy’s reputation and business success. The PRC Food Safety Law and PRC Product Quality Law along with related regulations provide for a series of obligations and restrictions on food and other product distributers. Although East Buy implements quality control standards and measures throughout its entire operating processes, there is no assurance that East Buy’s quality control systems will prove to be effective at all times, or that it can identify any defects in our quality control systems in a timely manner. East Buy also conducts livestreaming events on Douyin, a short-video platform that is popular in China, as well as other sales channels, including its own App, and sells products online, and therefore needs to comply with online livestreaming and online sales related regulations. For instance, according to the Online Livestreaming Service Administrative Measures, it is prohibited to publish information that endanger national security or infringe third-party rights. In addition, the Trial Administrative Measures for Online Livestreaming Sales and Marketing issued on April 23, 2021 and effective from May 25, 2021 stipulate that, among others, online livestreaming channel operators have the obligation to ensure the information provided are genuine and complies with laws, and such online livestreaming channel operators shall also check and record information regarding the products and suppliers.

The e-commerce industry, and online retail in particular, is highly regulated by the PRC government. For example, the Pricing Law of the PRC prohibits a business operator from committing the specified unlawful pricing activities, such as dumping products at price below cost for the purpose of driving out rivals or monopolizing the market, using false or misleading prices to deceive consumers to transact, colluding with others to manipulate the market price, or conducting price discrimination against other business operators. In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. In addition, on March 15, 2021, the State Administration for Market Regulation promulgated Online Trading Supervision and Management Measures, which took effect from May 1, 2021 and became an important departmental regulation for the implementation of the E-commerce Law. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. As a result, we are subject to risks regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products, for example, we have obtained Food Operation Licenses and Permits for Operating Publications. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. If the PRC government requires additional licenses or permits or provides stricter supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

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

Any deterioration in our relationships with certain sales channels may adversely affect our prospects and business operations of East Buy.

East Buy has benefited from our collaborations with certain sales channels, in particular, Douyin, and we expect to continue to be reliant on them for the foreseeable future. East Buy’s content capability, branding, innovative capacity and product supply chain capability have attracted a large number of high-quality customers for the private label products and livestreaming e-commerce ecosystem. Leveraging our collaboration with Douyin, East Buy has also benefited from the comprehensive support offered by Douyin. The GMV generated from Douyin represented a majority of East Buy’s total GMV for the fiscal year ended May 31, 2024. We cannot assure you that we will continue to maintain our cooperative relationships with Douyin or other sales channels and their respective affiliates in the future. We may not be able to successfully extend or renew our business cooperation with these sales channels on commercially reasonable terms or at all and may therefore be prohibited or restricted to conduct relevant business. This could materially disrupt our operations of East Buy and result in significant alternative expenses, which could adversely affect our reputation, business, financial condition and results of operations.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold through East Buy’s sales channels, or for products sold through or content posted on East Buy’s sales channels that infringe on third-party intellectual property rights, or for other misconduct.

East Buy sources its products from a number of suppliers and third-party merchants. Although we have adopted measures to verify the authenticity and authorization of products we sell to avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful.

In the event that counterfeit, unauthorized or infringing products are sold through, or infringing content is posted on, East Buy’s sales channels, we could face claims that we should be held liable. We could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the products. We may be subject to potential liability under PRC law if we negligently participated or assisted in infringement activities associated with counterfeit goods, such as injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Under our standard form agreements, we require suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights.

The delivery, return and exchange policies of East Buy may materially and adversely affect its results of operations.

East Buy has adopted shipping policies that do not necessarily pass the full cost of shipping on to its customers. It also has adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds after completing purchases. East Buy may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended Consumer Protection Law, which became effective in March 2014, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject East Buy to additional costs and expenses which East Buy may not recoup through increased revenue. East Buy’s ability to handle a large volume of returns is unproven. If East Buy’s return and exchange policy is misused by a significant number of customers, East Buy’s costs may increase significantly and its results of operations may be materially and adversely affected. If East Buy revises these policies to reduce its costs and expenses, its customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect its results of operations.

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

In addition, foreign ownership in entities provided value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. Moreover, foreign ownership in entities providing production and operation of radio and television programs services is prohibited under the current PRC laws and regulations. To ensure compliance with the PRC laws and regulations, our online livestreaming business are operated by our majority-owned subsidiary, East Buy Holding Limited, or East Buy, through a series of contractual arrangements with Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Beijing Xuncheng, and its subsidiaries and then shareholders. These contractual arrangements enable East Buy to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Xuncheng and its subsidiaries; (2) receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiaries in consideration for the services provided by East Buy’s wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion. We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.” Investors in our common shares or the ADSs thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our shares may decline in value or if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

The Preschool Opinions also provide that private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are prohibited from investing in for-profit kindergartens using funds from the capital market and acquiring for-profit kindergarten assets with stock or cash consideration. As advised by our PRC legal counsel, Tian Yuan Law Firm, the prohibition of private kindergartens from listing as public companies shall not have retrospective effect on private kindergartens that are already operated by a listed company prior to the promulgation of the Preschool Opinions, and as we have been a public company since 2006, our kindergartens do not fall within “listing as public companies by themselves or through packaging with other assets.” After the promulgation of the Preschool Opinions, we did not make any investment in for-profit kindergartens using funds from the capital market or acquire any for-profit kindergartens assets with stock or cash consideration in order to comply with the Preschool Opinions. The contribution of kindergartens has been immaterial to our business; we derived less than 1% of our total net revenues from our kindergartens for each of the fiscal years ended May 31, 2022, 2023 and 2024. Based on the foregoing, our PRC legal counsel is of the view that the restrictions of the Preschool Opinions on the investment in or acquisition of for-profit kindergartens would not materially and negatively impact our business and operations.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, whether and how the Foreign Investment Law promulgated in March 2019 and effective on January 1, 2020, will impact the viability of our current corporate structure, corporate governance and business operations. See “—Risks Related to Doing Business in China—The interpretation and implementation of the Foreign Investment Law are subject to changes and it remains uncertain as to how it may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.”

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. Our contractual agreements have not been tested in a court of law. As a result, it is difficult to predict the outcome of legal proceedings regarding enforcement of these contractual agreements. In the fiscal years ended May 31, 2022, 2023 and 2024, the consolidated affiliated entities contributed in aggregate 99.6%, 99.5% and 99.2%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP.

Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements among our subsidiaries in China, each of the variable interest entities and their respective shareholders, each shareholder of the variable interest entities agrees to pledge its equity interests in the variable interest entity to our subsidiaries to secure the performance by themselves and by the VIEs of their obligations under the relevant contractual arrangements. The equity pledges of shareholders of the variable interest entities under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Market Regulation. According to the Civil Code of PRC, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee. However, under the Civil Code of PRC, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of the VIEs or any of the shareholders of the VIEs fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of the variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask our PRC subsidiary, a party to the option agreement with the shareholder of the variable interest entities, to designate another PRC person or entity to replace the shareholder pursuant to the direct transfer option we have under the option agreement.

In addition, for New Oriental China, the amount of registered equity interests pledged to our wholly-owned subsidiaries in the registration forms of the local branch of the State Administration for Market Regulation was stated as RMB3,000,000, RMB18,500,000, RMB9,500,000, RMB14,000,000 and RMB5,000,000, respectively, which in aggregate represent 100% of the registered capital of New Oriental China. The equity pledge agreements with New Oriental China’s shareholder provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of New Oriental China. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of New Oriental China and its schools and subsidiaries for the benefit of us or our wholly-owned subsidiaries.

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

New Oriental China is the sole shareholder of Beijing Xuncheng as of May 31, 2024. New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 12.2% of our total common shares outstanding as of September 16, 2024. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or cause Beijing Xuncheng and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

Laws, regulations and policies governing PRC private education are subject to ongoing changes, which may materially affect our ability to operate private schools. For example, the Alleviating Burden Opinion has brought and will continually bring significant impact on our operation. See “—Risks Related to Our Business—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us” In November 2018, the Central Committee of the Communist Party of China and the State Council issued the Preschool Opinions. In January 2019, the General Office of the State Council issued the Circular on Initiating the Rectification. It is uncertain as to how the Preschool Opinions and the Circular on Initiating the Rectification will be interpreted and implemented. To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be adversely affected. See “—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filing and reporting to the PRC Ministry of Commerce or its local counterparts. We are unlikely, however, to finance the activities of New Oriental China and its schools and subsidiaries by means of capital contributions due to regulatory issues related to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015, in replacement of former regulations. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether in practice SAFE will permit such capital to be used for equity investments in China. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the limitation on the use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company from prohibiting using such capital to issue RMB entrusted loans to prohibiting using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may, significantly limit our ability to transfer any foreign currency we hold, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, for so long as there is a truthful equity investment, and such equity investment does not violate applicable laws and complies with the negative list on foreign investment. In December 2023, SAFE promulgated the Circular on Further Deepening Reforms to Facilitate Cross-border Trade and Investment, which, among other things, provides that the use of capital funds of non-financial enterprises, foreign exchange income under foreign debt and RMB funds derived from foreign exchange settlement shall follow the principle of truthfulness and for own use, and shall not be used directly or indirectly for expenditures prohibited by national laws and regulations; unless otherwise expressly provided, it shall not be used directly or indirectly for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk ratings of not higher than Level 2); and it shall not be used for the issuance of loans to non-affiliated enterprises (except for those expressly permitted in the scope of business and the four specific areas of China); and shall not be used for the purchase of non-self-use residential properties (except for enterprises engaged in real estate development and operation and real estate leasing and operation). Such circular further specifies that in the event of any inconsistency between the previous regulations and this circular, this circular shall prevail. See also “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

If any of New Oriental China and its schools and subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our common shares and ADSs.

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

We do not have priority pledges and liens against New Oriental China’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If New Oriental China undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on New Oriental China’s assets. If New Oriental China liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by New Oriental China to our PRC subsidiaries under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of New Oriental China through carefully designed budgetary and internal controls to ensure that New Oriental China is well capitalized and is highly unlikely to trigger any third-party monetary claims in excess of its assets and cash resources. Furthermore, our PRC subsidiaries have the ability, if necessary, to inject capital in Renminbi into New Oriental China to prevent such an involuntary liquidation.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the PRC or global economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and common shares.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. On February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

In addition, the Cybersecurity Review Measures and the Draft Data Security Regulations stipulate certain circumstances that may trigger the cybersecurity review by the Cyberspace Administration of China. See “—Risks Related to Our Business—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business” for more details.

It remains uncertain how PRC government authorities will regulate overseas listing in general in the future and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, Cyberspace Administration of China or any other PRC government authorities for our overseas offerings. If the CSRC, Cyberspace Administration of China or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Under PRC laws and regulations, training schools are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Alleviating Burden Opinion and the State Council Circular 80, institutions providing after-school tutoring services on academic subjects shall obtain the private school operation permit. The State Council Circular 80 and the Amended Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local governmental authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operation permit. Due to the complex and evolving regulatory environment of the after-school tutoring industry, we cannot assure you that we have obtained and maintained all requisite private school operation permits and filings for all of our tutoring institutions and learning centers. We are in the process of applying or renewing the private school operation permits for some of our tutoring institutions. However, there is also no assurance that we will be able to update or renew the existing permits and filings on a timely basis, or at all. We may be subject to fines, confiscation of the gains derived from our noncompliant operations, or suspension of our operations, for any non-compliance incidents occurred from time to time, which may materially and adversely affect our business and results of operations. For example, in September 2023, certain governmental authorities imposed an aggregate of approximately RMB930 thousand of fines on two of our learning centers for lack of private school operating permits. In February 2024, certain governmental authority imposed a fine of approximately RMB1.2 million on one of our learning centers and confiscated gains of approximately RMB230 thousand for lack of private school operating permit. Furthermore, the Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, however, it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining operation permits, regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures. In addition, our e-commerce business is operated by our majority-owned subsidiary, East Buy, and we are required to obtain a number of licenses, permits and approvals in order to provide such services. For example, we have obtained ICP license, Food Operation License, Permit for Operating Publications and Commercial Performance Permit.

Our business is also subject to various health, safety, food, e-commerce, advertising and other regulations that affect various aspects of our business and we must obtain various licenses and permits under these regulations for our operations. We have been making efforts to ensure compliance with applicable rules and regulations in all material respects. In addition, we follow internal guidelines to make necessary registrations and filings and obtain necessary licenses and permits on a timely basis. However, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments. There is also no assurance that we will be able to update or renew existing licenses, or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion on a timely basis, or at all. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we currently operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations. In addition, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the consolidated affiliated entities, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be able to, successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. For example, as part of our culture and tourism business initiatives, certain travel agencies are in the process of applying for Travel Agency Operation Permit. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our services and our business, financial condition and operational results may be materially and adversely affected.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

SAFE issued a notice in July 2014 requiring PRC domestic residents, including both PRC domestic institutions and PRC domestic individual residents, to register with the local SAFE branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, before establishing or controlling any company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment, financing or conducting roundtrip investment. Such a company located outside of China is referred to in the notice as an “offshore special purpose company.” The failure of our current and future PRC resident beneficial owners to timely file or amend their SAFE registrations, if required, may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends or repay loans in foreign exchange to our company or otherwise adversely affect our business.

We face regulatory measures in China concerning our employees’ participation in our share incentive plan.

In February 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or Circular 7. According to Circular 7, if “PRC individuals” (meaning both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any share incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such PRC individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their share options and their purchase and sale of shares.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore listings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore listings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

Furthermore, on February 25, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which came into effect on March 31, 2023. These provisions require, among others, that PRC domestic enterprises seeking offering and listing of securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We may rely entirely on dividends and/or other fees paid to us by our subsidiaries and New Oriental China and its schools and subsidiaries in China. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares and ADSs. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our reported earnings in U.S. dollars, which in turn could adversely affect the price of our common shares and ADSs.

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

The Chinese government has provided various tax incentives to certain of our PRC subsidiaries, primarily in the form of reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, an enterprise that qualifies as a “software enterprise” is exempt from enterprise income tax for the two years beginning in the enterprise’s first profitable year and then is entitled to a reduced tax rate of 12.5% for the succeeding three years. Any increase in the enterprise income tax rate applicable to certain of our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed by certain of our PRC subsidiary in China, could adversely affect our business, financial condition and results of operations.

Before September 1, 2017, under the Law for Promoting Private Education, or the Private Education Law, and its Implementation Rules, private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council.

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

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, which may subject us to PRC income tax for our global income and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. The State Administration of Taxation has issued a circular providing that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

In addition, the State Administration of Taxation issued a bulletin to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Moreover, the State Administration of Taxation issued a bulletin in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the PRC Enterprise Income Tax Law and the Article 17 and Article 83 of its implementation rules. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Most members of our management team are based in China and are expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the PRC Enterprise Income Tax Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. Accordingly, if we are deemed to be a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

In addition, if we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the PRC Enterprise Income Tax Law. This could increase our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

Dividends we receive from our subsidiaries located in the PRC are subject to the PRC withholding tax.

The PRC Enterprise Income Tax Law provides that a maximum income tax rate of 20% may apply to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate. We are a Cayman Islands holding company and may derive our income from dividends we receive from our operating subsidiaries located in the PRC. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our PRC subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

According to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement (Hong Kong), dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5% provided that a Hong Kong resident enterprise owns over 25% of the PRC enterprise distributing the dividend and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, our Hong Kong wholly-owned subsidiaries, own 100% of some of our PRC subsidiaries. Thus, dividends paid by our PRC subsidiaries to us through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the PRC Enterprise Income Tax Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, they will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong).

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

According to Bulletin 7, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

The relevant laws and regulations in China related to the online industry are relatively new and still evolving, and their interpretation and enforcement are subject to changes. As a result, in certain circumstances it may be difficult to determine whether a certain license requirement applies to us and what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, according to the Administrative Provisions on Internet Audio-Visual Program Service, the dissemination of “Audio-visual Programs” through internet is subject to the specific license. However, due to the ambiguity of the definition of “Audio-visual Programs,” there is uncertainty as to whether our online business falls within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs. In addition, pursuant to the Administrative Measures on the Production and Operation of Radio and Television Programs, the production of “Radio and Television Programs” requires the Permit for Production and Operation of Radio and TV Programs. Due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online business falls within such definition. In addition, the interpretation of “online publishing service” remains uncertain. The online distribution of content, including our course materials, may be regarded as an “online publishing service” and we may be required to obtain an Online Publishing License. If the government authorities deem printing and providing physical learning materials to users as “publishing” or “publication distribution,” we may be required to obtain a Permit for Operating Publications. Information posted on our mobile apps and websites may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as “Internet news information services” and therefore we may be required to obtain Internet news information licenses. Further, there is no definition of “online education activities” under the Amended Implementation Rules. If our online learning contents and products are deemed as “online education activities” under the Amended Implementation Rules, certain of our operating entities may be required to obtain a private school operating permit. Moreover, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps issued jointly by the Chinese Ministry of Education with certain other PRC government authorities on August 10, 2019, require that mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Education Apps, complete filings with competent provincial regulatory authorities for education. Following the issuance of these opinions, we completed filings for our Education Apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the Chinese Ministry of Education require all Educational Apps that have completed filings prior to the effective date of the Alleviating Burden Opinion to be re-submit filings to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion. As of the date of this annual report, we have already completed filings or otherwise re-submitted filings for our Educational Apps. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be blacklisted by the Chinese Ministry of Education or its local counterparts and prohibited from submitting any filings for six months, or may be subject to fines, regulatory orders to suspend our or the consolidated VIEs’ operations or other regulatory and disciplinary sanctions. Furthermore, although we have obtained ICP Licenses, which specifically permit us to provide certain internet information services, due to potential changes with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP Licenses cover all the telecommunication services we currently provide, and in the event that our ICP Licenses are found not to cover all the telecommunication services we currently provide, we may be required to obtain additional Value-Added Telecommunications Business Operating Licenses or to update our existing ICP Licenses. In addition, the Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture operation license, or Internet Culture Operation License, from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products. On May 14, 2019, the General Office of the Ministry of Culture promulgated the Notice on Adjusting the Scope of Internet Culture Operation License and Further Standardizing the Approval Work, which provides that activities including online performances fall in the scope of Internet Culture Operation License and further clarifies that educational live streaming activities are not online performances. Therefore, we are not required to obtain the Internet Culture Operation License for our online tutoring business. According to the Q&A posted on the website of Ministry of Culture and Tourism of the PRC, if the main content of the livestreaming activities features on sale of goods, such livestreaming activities do not fall within the scope of internet culture activities, no Internet Culture Operation License is required. Since our livestreaming e-commerce business through East Buy is for providing the sale of agricultural and other products, we are not required to obtain the Internet Culture Operation License for our livestreaming e-commerce business. However, given the potential changes in the interpretation and application of existing PRC laws and regulations, we may be required to obtain the Internet Culture Operation License for business operations in the future.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On October 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended May 31, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended May 31, 2024.

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

In China, there are more legal procedures to go through in order to obtain information needed for regulatory investigations or litigation initiated outside China, compared with legal procedures needed for obtaining information regarding investigations or litigation initiated inside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by our shareholders in protecting their interests.

Furthermore, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. It is possible that any new rules or regulations may impose additional requirements on us.

Risks Related to Our ADSs and Common Shares

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in November 2020 and the trading of our common shares on the Hong Kong Stock Exchange commenced on November 9, 2020 under the stock code “9901.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, publication of interim and annual results announcements, content of interim and annual reports as well as certain other continuing obligations. In addition, in connection with the listing of our common shares on the Hong Kong Stock Exchange, we obtained a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time. As a result, we adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our common shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time, which could result in us having to amend our corporate structure and articles of association and our incurring of incremental compliance costs.

The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and ADSs.

The market prices of our ADSs and common shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the low and high closing prices of our ADSs on NYSE from June 1, 2023 to September 24, 2024 were US$36.60 and US$96.31, respectively. Likewise, the low and high closing prices on the Hong Kong Stock Exchange from June 1, 2023 to September 24, 2024 were HK$29.20 and HK$76.80, respectively. The market price of our ADSs and our common shares is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our operating results,

•	announcements and implementations of new regulations and policies related to our business,

•	changes in financial estimates by securities research analysts,

•	changes in the economic performance or market valuation of other competitor companies,

•	announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments,

•	addition or departure of our executive officers or key personnel,

•	detrimental negative publicity about us, our competitors or our industries,

•	regulatory investigation or other governmental proceedings against us,

•	substantial sales or perception of sales of our ADSs and common shares in the public market, and

•	general economic, regulatory or political conditions in China and the U.S.

In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes of our common shares and ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in trading prices. The trading performance of other Chinese companies’ securities after their offerings, including private education companies and livestreaming e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our common shares and ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our common shares and ADSs.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and ADSs securities could decline.

The trading market for our common shares and ADSs will be influenced by the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the private education market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our common shares and ADSs may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our common shares and ADSs or trading volume to decline.

Holders of our ADSs may have fewer rights than holders of our common shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying shares represented by the ADSs in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene an annual general meeting is 21 days, and any other general meeting shall be called by at least 14 days’ notice as long as our shares remain listed on the Hong Kong Stock Exchange, or otherwise at least seven business days’ notice. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the common shares underlying their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States or in Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States or Hong Kong, and provides significantly less protection to investors. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Our articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our common shares and ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

There can be no assurance that we will not be a “passive foreign investment company” for United States federal income tax purposes any the taxable year, which could result in significant adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either, (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat the VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our combined financial statements.

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended May 31, 2024. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended May 31, 2023. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our common shares and ADSs in different ways.

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

In connection with our initial public offering of common shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register. Our common shares that are traded on the Hong Kong Stock Exchange, including those issued under the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these common shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-common share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also moved a portion of our issued common shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects a sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

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

Our first school was established by Mr. Michael Minhong Yu, our executive chairman, in Beijing, China in 1993 to offer TOEFL test preparation courses to college students. We established New Oriental China in 2001 as a domestic holding company to act as the sponsor of our schools and hold some operating subsidiaries. In order to facilitate foreign investment in our company, we established our offshore holding company, New Oriental Education & Technology Group Inc., in the British Virgin Islands in August 2004. We redomiciled to the Cayman Islands in March 2006 and are now a Cayman Islands company. We have three wholly-owned subsidiaries in Hong Kong that directly own our wholly-owned subsidiaries in China.

We completed an initial public offering and listed our ADSs on the NYSE under the symbol “EDU” in September 2006. On August 18, 2011, we effected a change in the ratio of our ADSs to common shares from one ADS representing four common shares to one ADS representing one common share.

Beijing Xuncheng, previously majority-owned subsidiary of New Oriental China, was restructured as a variable interest entity controlled by Koolearn Technology Holding Limited, or Koolearn, a majority-owned subsidiary of our offshore holding company, in 2018. On March 28, 2019, Koolearn completed its initial public offering and the listing of its shares on the Main Board of the Hong Kong Stock Exchange. In February 2023, the English name of Koolearn was changed from “Koolearn Technology Holding Limited” to “East Buy Holding Limited.”

On November 9, 2020, our common shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9901.” We raised approximately US$1.48 billion in net proceeds from our listing in Hong Kong after deducting underwriting commissions, share issuance costs and the offering expenses.

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

On November 21, 2023, as part of our business line reorganization, our wholly-owned subsidiary Elite Concept Holdings Limited and our variable interest entity New Oriental China entered into an agreement with East Buy and its subsidiaries and variable interest entity, pursuant to which Elite Concept Holdings Limited and New Oriental China agreed to acquire East Buy’s online education business at an aggregate consideration of RMB1.5 billion. The consideration was agreed by the parties after arm’s length negotiations, with reference to an independent valuation. The acquisition was completed in March 2024. Upon completion, the online education business was deconsolidated from East Buy’s consolidated financial statements and is now recorded by us under educational services.

On July 25, 2024, Beijing Xuncheng, Mr. Yuhui Dong, and Time with Yuhui (Beijing) Technology Ltd, or Time with Yuhui, a wholly-owned subsidiary of Beijing Xuncheng that primarily engages in businesses under the brand “Time with Yuhui,” entered into an agreement under which Beijing Xuncheng agreed to sell, and Mr. Yuhui Dong agreed to acquire, 100% of the equity of Time with Yuhui for approximately RMB76.59 million. The parties to the agreement shall use their best endeavours to complete the transaction within six months from the date of the agreement. In August 2024, Time with Yuhui ceased to be a consolidated affiliated entity of East Buy and the financial results of Time with Yuhui has no longer been consolidated into the consolidated financial statements of East Buy.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 74 cities in China.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at investor.neworiental.org. The information contained on our website is not a part of this annual report.

B.	Business Overview

We provide a wide variety of educational programs, services and products. In addition, we conduct the sale of private label products and livestreaming e-commerce business through East Buy.

Educational Services

Our Network

We deliver our comprehensive educational programs, services and products to students across China through our nationwide physical network of schools, learning centers and bookstores, as well as our pure-play online learning platforms. As of May 31, 2024, we had a physical network of 81 schools and 944 learning centers in 74 cities and approximately 35,700 teachers. We deliver online courses through our online learning platforms, including Koolearn.com, our comprehensive online education platform. Powered by our OMO system, we have combined our offline network with online technologies and adopted different business models tailored to students in different locations to facilitate our operational efficiency. For example, for students in most cities, we primarily deliver courses in offline classroom settings, supported with interactive online learning components. For students in lower-tier cities, we broadcast courses delivered by well-known teachers from top-tier cities through our OMO system, and the local assistant lecturers monitor and provide in-person guidance and interactions with students onsite.

We distribute and sell books and other educational materials developed or licensed by us through our distribution channels, which consist of bookstores operated by us and third-party distributors. As of May 31, 2024, we had eight bookstores operated by us, and 245 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, who we believe have been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals.

Almost all of the schools, learning centers and bookstores that we operate are under our “New Oriental” brand. Our schools in major cities consist of classrooms and administrative facilities with full student and administrative services, while our schools in satellite cities and our learning centers consist primarily of classroom facilities and limited course registration and management capabilities. We select new locations for our schools and learning centers based on various factors, including demographics, the number of schools or colleges in, and the economic condition of, the particular region. We have opened bookstores in some of our established schools to sell educational materials relating to our courses and also sell self-help, know-how, inspirational and other books.

We ceased our K-9 Academic AST Services at the end of 2021 and closed certain schools and learning centers in connection with the cessation of our K-9 Academic AST Services. The following table sets forth information about the locations of our schools, learning centers and bookstores as of May 31, 2024.

Location	Schools	Learning Centers	Bookstores	Location	Schools	Learning Centers	Bookstores
Beijing	5	26	1	Luoyang	1	6	—
Shanghai	1	38	1	Nantong	1	6	—
Guangzhou	1	55	1	Hohhot	1	7	—
Wuhan	1	35	—	Jilin	1	—	—
Yangzhou	1	8	—	Guiyang	1	5	—
Tianjin	1	21	—	Tangshan	1	7	—
Xi’ an	1	38	1	Urumqi	1	1	—
Nanjing	2	62	—	Shiyan	1	—	—
Shenyang	1	12	—	Quanzhou	1	5	—
Chongqing	1	30	1	Wenzhou	1	3	—
Chengdu	1	35	—	Weifang	1	5	—
Shenzhen	1	24	—	Zhuhai	1	6	—
Xiangyang	1	11	—	Baoding	1	2	—
Taiyuan	1	28	—	Yantai	1	5	—
Haerbin	1	9	1	Kaifeng	1	4	—
Changsha	1	28	—	Nanyang	1	—	—
Jinan	1	37	—	Shaoxing	1	3	—
Zhengzhou	1	22	—	Huzhou	1	—	—
Hangzhou	1	48	—	Hong Kong	1	—	—
Changchun	1	19	1	Yancheng	1	3	—
Shijiazhuang	1	11	—	Jiaozuo	1	1	—
Suzhou	2	37	—	Dongguan	1	4	—
Hefei	1	44	—	Haikou	1	1	—
Kunming	1	12	—	Mianyang	1	—	—
Wuxi	1	26	—	Changshu	1	—	—
Foshan	1	8	—	Jinzhong	1	—	—
Fuzhou	1	24	—	Huizhou	1	—	—
Nanchang	1	20	—	Chengde	1	—	—
Dalian	1	10	—	Zhumadian	1	—	—
Lanzhou	1	12	1	Weihai	1	—	—
Huangshi	1	—	—	Xuchang	1	1	—
Ningbo	1	5	—	Changzhou	1	2	—
Xiamen	1	17	—	Huaian	1	10	—
Qingdao	2	22	—	Taizhou	1	4	—
Nanning	1	6	—	Wuhu	1	—	—
Xuzhou	1	6	—	Langfang	1	—	—

Zhenjiang	1	6	—	Kunshan	1	1

				TOTAL	81	944	8

Our Educational Programs, Services and Products

We provide various educational programs, services and products. We deliver education to our students in traditional classroom setting, in a combination of online and offline classroom setting, and through our pure-play online platforms. Other than kindergartens, our classroom-based courses are generally designed to be completed in 1 to 12 weeks. Course fees are determined based on factors such as the length of the course, the size and the subject of the class, and the geographic location of the school. We offer flexible class sizes for our courses, including larger classes that range from 6 to 200 students per class and small classes that range from one to five students per class. Our educational program, service and product offerings include five major areas: test preparation courses, non-academic tutoring, intelligent learning system and devices, overseas study consulting services and educational materials and distribution. In compliance with the Alleviating Burden Opinion and applicable rules, regulations and measures, we ceased offering K-9 Academic AST Services in China at the end of 2021. We deconsolidated Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School, two private schools that provide compulsory education, from our company in September 2021 in compliance with Amended Implementation Rules for the Private Education Law. Historically, East Buy operated our pure-play online learning platforms. In March 2024, our wholly-owned subsidiary and New Oriental China completed the acquisition of East Buy’s online education business. Upon completion, the online education business was deconsolidated from East Buy’s consolidated financial statements and is now recorded by us primarily under test preparation courses.

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

Following the acquisition of the East Buy’s online education business, which primarily consists of online test preparation courses, the following operating metrics are presented to include the test preparation courses offered through Koolearn.com. In our fiscal year ended May 31, 2024, we had approximately 1,050,000 student enrollments in our test preparation courses. Approximately 491,000 of our student enrollments in our fiscal year ended May 31, 2024 were in overseas test preparation courses and the other 559,000 were in PRC test preparation courses. Our test preparation courses generally range from 6 to 200 students per class. We also have students from our test preparation courses that take our small class, in particular 1-on-1, tutoring courses. Our students typically enroll in a 12 to 400 hour program with classes meeting one to ten times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from approximately RMB1,000 to RMB41,200 per course, as overseas test preparation courses generally have higher course fees.

Non-Academic Tutoring

We started to expand our non-academic tutoring courses in 2021, which focus on cultivating students’ innovative and comprehensive abilities. Our courses have been well-received by students since launch and we have rolled out non-academic tutoring courses in around 60 cities in China. In our fiscal year ended May 31, 2024, we had approximately 2,454,000 student enrollments in our non-academic tutoring courses.

Intelligent Learning Systems and Devices

We launched our intelligent learning systems and devices in 2021, which are designed to provide a tailored digital learning experience for students. Leveraging our advanced data and technology capabilities with our abundant teaching experience, together with our teachers that monitor and assess the learning curve of each student from our backend system, we provide customized and personalized learning materials and exercises for students. This innovative educational service not only improves students’ learning efficiency, but also cultivates students’ proactive learning habits. Our intelligent learning systems and devices have been tested and adopted in around 60 cities in China, and we had 342,000 active paid users in the fiscal year ended May 31, 2024. Active paid users are users who visit and logged in our intelligent learning system and devices at least once and also make payments for our products and services at least once in a given period, after eliminating duplicates. The contribution of intelligent learning systems and devices has been immaterial to our business for the fiscal year ended May 31, 2024.

Overseas Study Consulting Services

Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel and assist students with the immigration process for overseas studies, such as obtaining visas and arranging housing.

Educational Materials and Distribution

We develop and edit educational materials for language training and test preparation and distribute these materials through various distribution channels, consisting of our bookstores as well as third-party distributors. In our fiscal year ended May 31, 2024, we developed and edited approximately 361 titles and distributed approximately 15.9 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in different education areas.

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

Private Label Products and Livestreaming E-commerce Business through East Buy

Leveraging the technology developed for our original live-broadcast classrooms and with our existing team of talents, East Buy established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products in fiscal year 2022. In December 2021, East Buy began to pilot livestreaming events on certain short-video platforms, such as Douyin. We have a team of livestreaming hosts and have developed an array of livestreaming channels, such as East Buy (东方甄选), East Buy Book (东方甄选图书号), East Buy Private Label Products (东方甄选自营产品), and East Buy Beautiful Life (东方甄选美丽生活), focusing on different product categories. Through East Buy, we provide a wide selection of high quality agricultural and other products through our supply chain management system and diversified cooperation with different third parties.

Upholding a multi-channel strategy to reach a wider consumer base, we have launched our livestreaming channels on Taobao, Wechat Mini program and our own App. While continuing enriching the products and services through livestreaming channels, we also opened online shops on different platforms, such as Tmall, JD.com, Pinduoduo, Xiaohongshu. We launched our brand new East Buy mobile App in early July 2023, where the consumers can purchase products both from livestreaming sessions as well as from the marketplace on the App. We have established and will continue to promote our membership system on our own App. Members can enjoy membership discounts or coupons during the membership period and earn loyalty points that can be used to offset cash payments. Our total GMV from all sales channels, including Douyin, Taobao and East Buy mobile App, among others, amounted to RMB10.0 billion and RMB14.3 billion for fiscal year 2023 and 2024, respectively.

In addition to the products sourced from third parties, we also provide a number of private label products under the East Buy brand, including fresh foods, juice, coffee, tea, bedding, among others. Since the launch of our first private label product in April 2022, East Buy has developed and launched 488 SKUs in private label products as of May 31, 2024. We have continued to increase our investment in factories to improve our supply chain management.

We have continued to host provincial livestreaming events nationwide with strong support from local cultural and tourism authorities. We have also started to introduce and offer cultural and tourism products through East Buy, and incorporated history, culture, geography and folklore into our livestreaming sessions to introduce and promote certain historical sites and monuments, tourist attractions and also local specialty products to our audience.

Our Teachers

We have a team of passionate and high quality teachers that are essential to our success. We have established well-developed methods for hiring, training and retaining qualified teachers, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy, as well as a competitive base salary coupled with performance-based bonuses. We believe that our competitive and incentivizing remuneration package, career advancement opportunities, and systematic teacher training programs allow us to recruit, train and retain top quality teachers in the industry. As of May 31, 2024, we employed approximately 35,700 teachers, many of whom are from top universities in China or have studied overseas. Our teachers consist primarily of full-time teachers, with the remainder being contract teachers. The number of contract teachers we employ may be subject to seasonal fluctuations as we tend to have more student enrollments in our test preparation courses during summer school holidays.

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

Our Proprietary Teaching Content and Methodologies

We emphasize the quality of our teaching content which is crucial to the effectiveness of our teaching methodologies. We had approximately 1,500 personnel involved in our content development as of May 31, 2024. Our proprietary seven-step teaching method ensures that we standardize and maintain consistent teaching quality across our educational services. We develop our proprietary educational materials for our language training and test preparation courses, and leverage our big data algorithms and massive student data base to tailor course materials based on student learning behavior and performance. We continually update our educational materials and expand our course offerings to ensure we stay abreast of the latest education trends. In addition, we distinguish ourselves from our competitors by publishing our in-house developed educational materials via partnerships with international education content providers, which enables us to increase market share in the competitive private education industry.

Marketing and Student and Consumer Acquisition

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

For our private label products and livestreaming e-commerce business through East Buy, we have primary built up our brand awareness and our consumer base by leveraging word-of-mouth referrals, as well as online and offline marketing and brand promotion activities. From time to time, we also offer coupons and credits to consumers on our platforms. We have also established our membership system in our App to provide consumers with more favorable products and comprehensive membership services.

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

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, the National Press and Publication Administration, the Ministry of Industry and Information Technology, the State Administration for Market Regulation, the Ministry of Civil Affairs, the Ministry of Culture and Tourism and their respective authorized local counterparts.

Regulations on Private Education

Education Law of the PRC

In March 1995, the National People’s Congress enacted the Education Law of the PRC, which was later amended in August, 2009. It sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising kindergarten education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. It stipulates that the State formulates plans for the development of education, establishes and operates schools and other educational institution. Furthermore, it provides that enterprises, other social organizations and individual citizens are encouraged to establish and operate schools and other types of educational institutions in accordance with PRC laws. It also provides that some basic conditions shall be met for the establishment of a school or any other educational institution, and the establishment, modification or termination of a school or any other educational institution shall, in accordance with the relevant PRC laws, go through the formalities of examination, verification, approval, registration or filing for record.

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

The Law for Promoting Private Education and Its Implementation Rules

The principal regulations governing private education in China are the Law for Promoting Private Education and its implementation rules.

Prior to its amendment in 2016, private education is treated as a public welfare undertaking in all aspects. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools were divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. A duly approved private school will be granted a private school operation permit and shall be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution.

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

On December 30, 2016, the Chinese Ministry of Education, Ministry of Civil Affairs, the State Administration for Market Regulation, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall carry out financial liquidation, invite the relevant government authorities to clarify the ownership of such properties as lands, school building and the accumulated operating profits, pay relevant taxes and fees, apply for the new private school operation permit, re-register as a for-profit school and continue its operation.

On December 30, 2016, the Chinese Ministry of Education, the State Administration for Market Regulation and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, which detail the supervision and administration of for-profit private schools regarding the establishment of schools, the organization structure, the education and teaching activities, finance and assets, the information publication, the change and termination of schools and the penalties for violation.

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

Amended Implementation Rules

The Amended Implementation Rules for the Private Education Law promulgated by the State Council in April 2021 and effective in September 2021, provide, among others, that:

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

Regulations on After-School Tutoring

The State Council issued an Opinion on Supervising After-School Tutoring Institutions on August 22, 2018, or the State Council Circular 80, which provided various guidance on regulating after-school tutoring institutions that target primary and secondary school students. The State Council Circular 80 provides for the conditions for approval and registration of after-school tutoring institutions, and requires relevant governmental authorities to tighten regulations on after-school tutoring institutions. The State Council Circular 80 specifies operating requirements that after-school tutoring institutions must meet. Such requirements include, among other things, that after-school tutoring institutions (i) have fixed training premises that conform to specified safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire teachers who are working concurrently in primary or secondary schools, and teachers tutoring in academic subjects such as English are required to have the corresponding teaching qualifications. After-school tutoring institutions are prohibited from carrying out training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities linked with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. According to State Council Circular 80, extracurricular training institutions are also required to disclose and file relevant information, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day. After-school tutoring institutions can only collect in advance fees for courses spanning three months or shorter. Additionally, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school tutoring institutions within their administrative area.

On May 6, 2020, the General Office of the Chinese Ministry of Education promulgated the Notice on the Negative List of Advanced Training in Six Subjects of Compulsory Education (for Trial Implementation), which prohibits after-school tutoring institutions from providing advanced training that do not follow the formal school curricula to students in primary schools and secondary schools, and sets forth the typical activities that shall be regarded as advanced training in the six subjects of Chinese, mathematics, English, physics, chemistry and biology.

On October 13, 2020, the General Office of the Chinese Ministry of Education and the General Office of the State Administration for Market Regulation jointly promulgated the Notice on the Centralized Rectification of After-school Tutoring Institutions’ Illegal Acts of Infringing Customers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes customers’ rights by using unfair standard terms to exempt their own liability, increase customers’ liability and exclude customers’ legal rights.

On March 30, 2021, the Chinese Ministry of Education promulgated the Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools, which prohibits after-school tutoring institutions from providing training for pre-school children in violation of regulations and provides that after-school tutoring institutions in violation of regulations above shall be included in the blacklist.

On April 8, 2021, the General Office of the Chinese Ministry of Education enacted the Notice of Strengthening the Management of Homework for Compulsory Education, which requires that the local governments shall implement prohibition measures on leaving homework as an important part of the daily supervision on after-school training institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school training institutions shall not leave homework to primary and secondary school students.

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

On July 28, 2021, the General Office of Chinese Ministry of Education promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

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

On August 25, 2021, the General Office of Chinese Ministry of Education issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operation permit may be revoked by the local education administration.

On September 7, 2021, the Chinese Ministry of Education published on its official website that the Chinese Ministry of Education, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

On September 9, 2021, the General Office of Chinese Ministry of Education and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operation permit may be revoked by the local education administration.

On September 27, 2021, the General Office of Chinese Ministry of Education and the General Office of the State Administration for Market Regulation promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the model form of service contract for after-school training activities provided to primary and secondary school students. The model form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

On October 21, 2021, the Chinese Ministry of Education jointly with certain other PRC government authorities, promulgated the Notice on Strengthening the Supervision of After-School Tutoring Institutions Pre-collection of Fees, which requires the pre-collection of fees by Academic AST Institutions and non-academic after school tutoring institutions shall be supervised. Local government will adopt bank custodians or risk reserves to control such risk with the consideration of local situation.

On November 8, 2021, the General Office of Chinese Ministry of Education promulgated the Identification Guidelines for Classification of After School Training Programs for Compulsory Education, which stipulates that the identification of academic after school training shall consider factors including training purpose, training content, training methods, valuation methods and others. Furthermore, the General Office of Chinese Ministry of Education issued the Notice on Investigation and Publishing of Providing Academic After School Training in Disguised Methods Illegally, which prohibits the invisible or variant form of providing academic after school training in violation of relevant laws and regulations.

In March 2022, the Chinese Ministry of Education, National Development and Reform Commission, or NDRC and the State Administration for Market Regulation jointly issued the Notice on Regulating Non-Academic After School Training Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, strictly performing contractual obligations and regulating its charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premises, facilities and fire safety.

On May 27, 2022, the Chinese Ministry of Education published a notice on its website, which states that the Chinese Ministry of Education is regulating and continues to regulate the non-academic tutoring institutions, by means of examination of qualifications of institutions, regulation of fee charging and supervision of pre-paid fees. Such notice also states that as of May 15, 2022, about 88% of the non-academic tutoring institutions nationwide have implemented third-party custodians or risk reserve funds to manage the risk of pre-paid fees.

In addition, the Alleviating Burden Opinion also requires that local government authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local government authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operation permits.

On November 21, 2022, the Chinese Ministry of Education and relevant authorities published the Opinions on Strengthening the Prevention and Administration of Invisible and Variant Tutoring on Academic Subjects, which stipulates that competent government authority will strengthen control and supervision over key locations such as commercial buildings and residential areas where there is a high incidence of illegal after-school tutoring, and institutions and individuals who engage in illegal after-school tutoring will be subject to penalties.

On November 30, 2022, the Chinese Ministry of Education and relevant authorities published Opinions on Regulation of Non-Academic After-School Tutoring for Primary and Secondary School Students, which provide that, among others, (i) local governments shall identify corresponding competent authorities for different tutoring categories and set forth basic standards; (ii) non-academic tutoring institutions shall comply with requirements relating to premises, facilities, fire safety, environment protection and food safety; (iii) practitioners shall have corresponding capability or certificates for different tutoring categories, and tutoring institutions shall not solicit or recruit primary and secondary school teachers; (iv) non-academic online tutoring institutions shall obtain certificates issued by provincial government authorities; (v) class times shall not conflict with the teaching time of the local primary and secondary schools, and offline after-school trainings shall end no later than 8:30 p.m. and online live trainings shall end no later than 9:00 p.m.; and (vi) tuition fees collected by a tutoring institution shall not be collected in a lump sum for more than 60 course sessions, or for a course length of more than three months, or for more than 5,000 RMB, and tutoring institutions shall open a special bank account for the tuition fees and file the account information and other required information with government authorities. In addition, any violation under such opinions of a non-academic after-school tutoring institution shall be rectified accordingly by the end of June 2023.

On August 23, 2023, the Chinese Ministry of Education issued Interim Measures for Administrative Penalties on Off-campus Tutoring, or the Interim Measures on Off-campus Tutoring, which will become effective on October 15, 2023.

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

On February 8, 2024, the Ministry of Education issued the Administrative Regulations on Off-campus Tutoring (Draft for Comments), or the Draft Off-campus Tutoring Regulation, which provides that, among other things, off-campus tutoring institutions shall be administered by the classification of tutoring on academic subjects and non-academic subjects. All off-campus tutoring institutions shall obtain corresponding off-campus tutoring operating permit, and off-campus tutoring institutions offering academic tutoring for students in compulsory education shall register as non-profit organizations. Off-campus tutoring institutions offering non-academic tutoring are required to obtain approval from corresponding competent authorities depending on the subjects offered, prior to obtaining its tutoring operating permit. In addition, online off-campus tutoring institutions shall be subject to review and approval by provincial-level education administration authorities. The Draft Off-campus Tutoring Regulation also provides that the funds of off-campus tutoring institutions acquired from financing and collected from tutoring fees shall be mainly used for engaging in educational services, improving training conditions and guaranteeing the welfare of employees. However, unlike the Alleviating Burden Opinion and certain previous regulations implementing the Alleviating Burden Opinion, the Draft Off-campus Tutoring Regulation no longer emphasizes administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. As of the date of this annual report, the Draft Off-campus Tutoring Regulation was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change.

The interpretation and implementation of the above regulations and rules on implementing the Alleviating Burden Opinion and the adoption of Draft Off-campus Tutoring Regulation are subject to changes, we cannot assure you that we would not be required to take further actions regarding our tutoring services to comply with these regulations and rules, and there can be no assurance that we could fully comply with any further or detailed requirements regarding our tutoring services in a timely manner, or at all. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us.”

Regulations on Kindergartens

On September 11, 1989, the Chinese Ministry of Education issued the Kindergarten Management Regulations. The Kindergarten Management Regulations provide some basic principles for the establishment and management of kindergartens enrolling children aged three years or above and call for local regulations following such principles.

On November 7, 2018, the Central Committee of the Communist Party of China and State Council jointly promulgated Opinions of the Central Committee of the Communist Party of China and State Council on Deepening Reform in Preschool Education, or the Preschool Opinions. The Preschool Opinions laid out overall requirements for the reform and development of preschool education and specified measures to be taken in eight areas: planning and distribution of kindergartens, expansion of preschool education resources, long-term funding mechanisms, teaching workforce, supervision systems, regulation of private kindergartens, childcare and teaching quality, and administrative systems. The Preschool Opinions aim to increase the accessibility of preschool education to children and see the pre-school gross enrollment rate reach 85% by 2020. The Preschool Opinions propose to build a preschool education system centered on kindergartens with universal access (including public kindergartens and private kindergartens with universal access) and expect the coverage of kindergartens with universal access amount to 80% by 2020. The Preschool Opinions demand the regulation on the development of private kindergartens, including that (i) non-state capital is prohibited from controlling non-profit kindergartens through acquisitions and contractual arrangements, and (ii) private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are not allowed to invest in for-profit kindergartens using funds from the capital market, or acquire for-profit kindergarten assets with stock or cash consideration. It is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime, and the above rules may materially affect our expansion and operation of kindergartens in the future. On June 28, 2024, the Standing Committee of the National People’s Congress published the Second Revised Draft Preschool Education Law to solicit for public comments. The Second Revised Draft Preschool Education Law repeats the provisions restricting kindergartens from pursuing profits and sets forth the legal liabilities for violation of such provisions.

Regulations Relating to Online Education

The Chinese Ministry of Education, jointly with certain other PRC government authorities, promulgated the Implementation Opinion on Regulating Online After-school Tutoring Activities, which became effective on July 12, 2019. The Implementation Opinion on Regulating Online After-school Tutoring Activities restates certain requirements that apply to all after-school tutoring institutions and further provides that, among others: (1) online after-school tutoring institutions shall publicly make available their teachers’ name, photograph, teaching classes and teaching qualification number at prominent location on their home page, and shall publicly make available education background as well as working and education experience of foreign teachers; (2) information including licenses (including ICP), administration of funds, system of privacy and information safety, courses, course schedules, advertisement for student enrollment and teacher qualifications shall be filed with education administration authorities at provincial level before October 31, 2019 and education administration authorities at provincial level shall examine these materials and inspect the online tutoring institutions by December 2019, and education administration authorities at provincial level are authorized to issue detailed rules to implement the filing process; (3) the tutoring contents and data shall be kept for more than one year and the videos of live-streaming tutoring courses shall be kept for at least six months; (4) each class shall not last for more than 40 minutes and the break between two courses shall last for more than 10 minutes; (5) live-streaming tutoring activities for students in the compulsory education stage shall end before 9:00 p.m.; (6) online after-school tutoring institutions shall implement the internet safety procedures and establish privacy protection system; (7) fee policies, standards and refund policies shall be made public at prominent location on the online tutoring platform, and the advance payment shall not be used for investing purpose and the scale of advance payment shall fit the tutoring capability; and (8) when charging by training hours, tutoring institutions shall not collect pre-paid tutoring fees for more than 60 training hours; when charging by training cycles, tutoring institutions shall not collect pre-paid tutoring fees for a training period spanning more than three months.

On September 19, 2019, the Chinese Ministry of Education, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality educational services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

On November 27, 2020, the Chinese Ministry of Education and the Office of the Central Cyberspace Affairs Commission jointly promulgated the Notice on Further Strengthening the Standardized Management of Online Course Platforms for Minors. The Notice emphasizes that local cyberspace authorities and education authorities shall regularly organize screening of the training platforms for minors and take measures such as suspending or removing training platforms or requiring training platforms to rectify within a given time limit. After such rectification is completed, the education authorities will review the filings.

On March 30, 2021, the Basic Education Department of the Chinese Ministry of Education promulgated the Circular on Further Strengthening the Sleep Management of Primary and Secondary School Students, which restates that offline after-school trainings shall end no later than 8:30 p.m. and online live trainings shall end no later than 9:00 p.m., and provides that no homework shall be arranged in any form such as pre-class preparation, after-class consolidation, homework practice and WeChat group punching.

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

Pursuant to the Law for Protection of Minors, online education products and services which are targeted at minors shall not include any links to online games or provide any push advertisements and other information that is irrelevant to teaching. In addition, schools shall not use public holidays, weekends, winter and summer break periods to organize students in primary and secondary schools to take lessons collectively, which will aggregate students’ burden of study and after-school tutoring service providers may not provide primary school curriculum education to the preschool-aged minors.

On September 18, 2021, the General Office of Chinese Ministry of Education, together with other government authorities, issued a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects in compulsory education area to obtain the private school operation permit by the end of 2021, and all such online after-school tutoring institutions shall, before obtain such permit, suspend enrollment of students and charging fees.

Regulations on APPs

The Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, issued by the Chinese Ministry of Education and seven other authorities on August 10, 2019, restates certain requirements that apply to online education application providers, as stated above, and further provides that: (1) online after-school tutoring institutions shall examine the teaching qualifications, education background and capability of their foreign teachers; (2) online education applications providers shall file information about themselves as well as their apps with education administration authorities at provincial level, and the Chinese Ministry of Education will promulgate detailed filing rules to guide such filing and make such filing results publicly available on official website; (3) online education applications providers whose apps mainly face juveniles shall limit the length of using time, specify age group of target users and strictly review the content of the apps, and the collection of personal information of juveniles shall be permitted by the custodian of such juveniles; (4) online education application providers shall build up data security systems covering the collection, storage, transfer, using and other respects of personal information, and shall set up a name verification system; (5) education authorities at provincial level shall set up negative lists of the online education apps. In November 2019, the Chinese Ministry of Education issued implementation rules with respect to the filings of online education apps. Following the issuance of the Opinions on Educational Apps, we submitted filings for our education Apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the Chinese Ministry of Education require all Educational Apps that have submitted filings to re-submit their filings to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion. As of the date of this annual report, we have already completed filings or otherwise re-submitted filings for our Educational Apps. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

On July 21, 2023, the Ministry of Industry and Information Technology issued the Circular of the Ministry of Industry and Information Technology on the Record-filing of Mobile Internet Applications. According to such circular, all Apps shall complete filings with the provincial communications administration of the place where the operator is located. For all Apps that began to operate before July 21, 2023, the filing shall be completed by March 2024, and for all Apps that began to operate after July 21, 2023, the filing shall be completed before the Apps’ operation. Upon receipt of the filing materials submitted by any App operator, the provincial communications administration shall process the filing within 20 working days by issuing a filing number and disclosing the filing information to the public, provided that the materials are complete and accurate; otherwise, the filing shall not be processed. If the APP information is changed or deregistered, the APP operator shall report for such change or withdrawal with the original filing authority.

Regulations on Value-added Telecommunications Services

Under the PRC Telecommunications Regulations, promulgated by the State Council and most recently amended in February 2016, a telecommunication services provider in China must obtain an operating license from the Ministry of Industry and Information Technology, or its provincial authorities. The PRC Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications business or value-added telecommunications business. Internet information service is a typical value-added telecommunications business.

As a subsector of the value-added telecommunications business, Internet information services are also regulated by the Administrative Measures on Internet Information Services promulgated by the State Council, or the Internet Information Measures. The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the competent authorities in charge of those sectors as well. New Oriental China, Beijing Xuncheng and certain of their respective subsidiaries that are engaged in related business have obtained the ICP licenses.

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

On May 14, 2019, the General Office of the Ministry of Culture promulgated the Notice on Adjusting the Scope of Internet Culture Operation License and Further Standardizing the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, and online cartoons, displays and competitions are the activities that fall in the scope of Internet Culture Operation License and further clarifies that educational live streaming activities are not online performances. Therefore, we are not required to obtain the Internet Culture Operation License for our online tutoring business. In addition, according to the Q&A posted on the website of Ministry of Culture and Tourism of the PRC, if the main content of the livestreaming activities features on sale of goods, such livestreaming activities do not fall within the scope of internet culture activities, no Internet Culture Operation License is required. Based on the Q&A, since our livestreaming e-commerce business through East Buy is for providing the sale of agricultural and other products, we are not required to obtain an Internet Culture Operation License for our livestreaming e-commerce business. However, given the potential changes in the interpretation and application of existing PRC laws and regulations, we may be required to obtain an Internet Culture Operation License for our business operations in the future.

Regulations Related to Production and Operation of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the State Administration of Press Publication Radio Film and Television (currently known as National Radio and Television Administration), regulates institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the State Administration of Press Publication Radio Film and Television or its local branches. However, due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online business falls within such definition.

Regulations Related to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television and the Ministry of Industry and Information Technology jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press Publication Radio Film and Television, or complete certain registration procedures with the State Administration of Press Publication Radio Film and Television. In general, providers of online audiovisual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audiovisual program service determined by the State Administration of Press Publication Radio Film and Television. However, due to the ambiguity of the definition of “Audio-visual Programs,” there is uncertainty as to whether our online business falls within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs.

Regulations Related to Privacy, Data Protection and Cybersecurity

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On September 14, 2022, the Cyberspace Administration of China published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation further jointly issued a notice to classify and identify illegal collection and use of personal information.

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

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education App, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

Further, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

Furthermore, on November 14, 2021, the Cyberspace Administration of China published the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations is published for public comments only and the final version and effective date of which are subject to change with substantial uncertainty.

On January 4, 2022, the Cyberspace Administration of China published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and network platform operators engaging in data processing activities that affect or may affect national security, which affect or may affect national security, shall apply for cybersecurity review and that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.

On January 4, 2022, the Cyberspace Administration of China published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

On July 7, 2022, the Cyberspace Administration of China issued the Measures on Security Assessment of the Cross-border Transfer of Data, with effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

On October 16, 2023, the Cyberspace Administration of China promulgated the Regulation on the Cyber Protection of Minors, which took effect as of January 1, 2024. This regulation further improves the regulatory requirements relating to minor’s cyber protection on the basis of the Personal Information Protection Law, pursuant to which (i) network service providers shall prompt and take necessary protective measures once locating minors’ personal information or minors’ personal information is released through the Internet involving private information; (ii) the personnel handling personal information processors shall be approved by the relevant responsible person or his/her authorized management personnel before accessing minors’ personal information, document the instance of access, and implement technical measures to prevent any illegal processing of the personal information of minors; and (iii) the guardians of minors can request to exercise the right to inspect, copy, correct, supplement or delete the personal information of minors. Moreover, this regulation requires network product and service providers to establish and improve obsession prevention systems, reasonably restrict minors’ online consumption behavior, and prevent and counteract undesirable value tendencies.

On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-border Data Flows, which streamline and provide clarity to the governance framework for outbound data transfers. According to these Provisions, data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or regions, data processors are not required to report security assessments for their outbound data transfers as important data. These Provisions also establish specific exemptions for outbound data transfers. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data, is now exempted from compliance requirements regarding outbound data transfers, such as security assessments for outbound data transfer, execution of standard contracts for outbound personal information transfers, or authentication processes for personal information protection. In addition, Pilot Free Trade Zones are permitted to formulate data negative lists at their own discretion, where data processors may provide overseas parties with any data not included in the negative lists without conducting security assessments.

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

According to Measures for the Administration of Internal Informative Publications, the editing and printing of internal informative publications is subject to the internal informative publications printing permit, though the permit of publishing is not required. Internal informative publications are defined as publications used for internal information communication and work guidance purpose and are not for sale. Measures for the Administration of Internal Informative Publications particularly clarify that textbooks and ancillary teaching materials should be published by publishing companies and are not internal informative publications. New Oriental China and its schools and subsidiaries engage in printing and providing teaching handouts and other materials to our students. Under the new regulation, it is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed publishing activities. If the National Press and Publication Administration or its local branches or other competent authorities deem such activities as publishing, we may become subject to significant penalties, fines, legal sanctions or an order suspending our printing and providing of teaching handouts and other materials to our students.

On May 31, 2016, the State Administration of Press Publication Radio Film and Television and the Ministry of Commerce jointly promulgated the Provisions on the Administration of the Publication Market, which govern the wholesale, retail, lease and exhibition of publications. Pursuant to such provisions, institutions carrying on the wholesale of publications shall obtain approval and apply for the Permit for Operating Publications from the publication administration authorities at provincial level, while institutions carrying on the retail of publications shall get approval and apply for the Permit for Operating Publications from the publication administration authorities at county level.

The subsidiaries of New Oriental China and Beijing Xuncheng engaged in the wholesale and retail distribution of books, periodicals and audio-visual products have obtained the relevant Permits for Operating Publications Business. During the term of the above-mentioned permits or licenses, the National Press and Publication Administration or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits or licenses. If the subsidiaries of New Oriental China and Beijing Xuncheng engaged in the wholesale and retail distribution of books, periodicals and audio-visual products are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.

Under the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which was jointly issued by the State Administration of Press Publication Radio Film and Television (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the Ministry of Industry and Information Technology, any entity providing online publishing services shall obtain an Online Publishing License. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the State Administration of Press Publication Radio Film and Television. The online distribution of content, including our course materials, may be regarded as an “online publishing service” and we may be required to obtain an Online Publishing License. If the government authorities deem printing and providing physical learning materials to users as “publishing” or “publication distribution,” we may be required to obtain a Permit for Operating Publications. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected.”

Regulations on Tourism

Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of tourism, a travel agency shall obtain Travel Agency Operation Permit and meet specific conditions stipulated by laws and regulations. When organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on November 29, 2020, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or inbound tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent that engages in the outbound, inbound and domestic tourism shall apply for a permit to engage in the tourism from the government authorities.

Our subsidiaries that engage in travel agency businesses, for example, Beijing New Oriental Walkite International Travel Co., Ltd, have obtained the Travel Agency Operation Permit.

Guidelines for Overseas Study Tour participated by Primary and Middle School Students (Trial)

The Chinese Ministry of Education promulgated the Guidelines for Overseas Study Tour participated by Primary and Middle School Students (Trial) in July 2014. Under such guidelines, overseas study tours participated in by primary and middle school students means, by adapting to the characteristics of primary and middle school students and the educational needs, programs that organize primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other activities that help students expand their horizon and promote enrichment and enhancement, in the manner of group travel and group accommodation during the academic semesters or vacations. Overseas study tours attended by primary and middle school students shall follow the principles of safety, civility and efficiency. The schedule for study, from the perspective of both the content and the duration, shall be no less than 1/2 of the total schedule. The organizer shall choose legitimate and qualified cooperation institutions, and stress the importance of safe education, and shall appoint a guiding teacher for each group. The organizer shall apply the rules of cost accounting, notify the students and their supervisors of the composition of the fees and expenses, and enter into an agreement as required by law. The school and its staff shall not seek any economic benefit from organizing its own students to attend an Overseas Study Tour.

Regulations Relating to Private Education Fees

On August 17, 2020, Chinese Ministry of Education and other four departments jointly promulgated the Opinions on Further Strengthening and Regulating the Administration of Education Fees, or the Education Fees Opinions, which reiterate the previous provision that the fee level of for-profit private schools is open for market adjustment and can be determined by for-profit private schools at their own discretion, while the fee-collecting regulatory policies for non-profit private schools shall be formulated by the provincial governments. The Education Fees Opinions further clarify that private schools established prior to November 7, 2016 shall be regulated in the same way as non-profit private schools in terms of fee-collecting policies before they have completed the classification registration procedures. Besides the fee-collecting policies, the Education Fees Opinions also contain provisions regarding the management and use of education fees. The Education Fees Opinions require that all education fee revenue of a private school shall be deposited into a bank account filed with education authorities and be used mainly for education activities, the improvement of school conditions, faculty and staff’s compensation and the appropriation of development fund. The Education Fees Opinions propose to explore a special audit system for school education fees, in particular for non-profit private schools. The Education Fees Opinions underline that sponsors of non-profit private schools shall not obtain proceeds from schools’ operating profits, distribute the operating surplus or residual assets, or transfer operating profits through related-party transactions or related parties.

On September 2, 2021, the NDRC, the Chinese Ministry of Education and the State Administration for Market Regulation jointly promulgated a Circular on Strengthening the Supervision over Fees for After-School Tutoring on Academic Subjects in Compulsory Education Stage, which provides that fees charged for online and offline after-school tutoring on academic subjects in compulsory education are subject to government-guided prices determined by local education administrations. The circular further provides that by the end of June each year, after-school institutions shall file with the local education administration, development and reform administration and market regulation administration the enrollment brochures, fee standards, teacher qualifications and other materials, along with incomes, costs, profits, related-party transactions and policy implementation information for the previous year.

On March 14, 2023, the General Office of Chinese Ministry of Education jointly with other four authorities issued the Administrative Measures for the Financial Management of After-School Tutoring Institutions, which provides that, among others, (1) tutoring pre-paid fees (including collected in cash) shall be deposited into such institution’s special accounts and shall be separated from its own funds. Tutoring fees shall not be collected in such institution’s other accounts or any third party’s accounts; (2) after-school tutoring institutions shall not accept any tutoring fees paid by means of tutoring loans; (3) after-school tutoring institutions shall use the contract template jointly stipulated by General Office of Chinese Ministry of Education and the State Administration for Market Regulation for the after-school tutoring service, and clearly specify the tutoring fees, refund arrangement and dispute resolutions. After-school tutoring institutions shall offer refunds for any remaining classes in a course to students who withdraw from the course in a timely manner.

Regulations Relating to Advertising and Promotion

The principal regulations governing advertising businesses in China are the PRC Advertising Law and the Advertising Administrative Regulations. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the State Administration for Market Regulation or its local branches.

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

On February 25, 2023, the State Administration for Market Regulation issued Administrative Measures for Internet Advertising, or the Internet Advertising Measures, which became effective on May 1, 2023. According to the Internet Advertising Measures, commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media within the territory of PRC shall be applied to the Advertising Law and the Internet Advertising Measures. The Internet Advertising Measures further set out requirements for Internet advertising activities, including among others, (a) with regard to commodities or services ranked under competitive bidding, advertisement publishers shall mark conspicuously the word “advertisement” to distinguish them from the organic search results; (b) where an Internet advertisement is published in the form of pop-up or otherwise, an advertiser and advertisement publisher shall clearly mark the closure sign to ensure the closure of the advertisement by one click; (c) where an Internet advertisement is published by means of algorithmic recommendation or otherwise, the relevant rules of the algorithmic recommendation service and the record of advertisement placement shall be included in the advertisement archives; (d) an Internet platform operator shall, in the process of providing Internet information services, take measures to prevent and stop illegal advertisements; (e) without the consent or request of users, or with explicit refusal by users, it is not allowed to send Internet advertisements to their vehicles, navigation equipment, intelligent home appliances etc.; (f) where the promotion of goods or services by online live streaming constitutes a commercial advertisement, a product seller or service provider shall bear the responsibilities and obligations of the advertiser in accordance with the law.

Advertisers, advertising operators and advertising distributors are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute is true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Market Regulation or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades etc. as to defraud or mislead customers.

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

Regulations Relating to Online Livestreaming and Online Sales

On July 12, 2017, the Cyberspace Administration of China issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live-Streaming Services, which provides that all the companies providing internet live-streaming services shall file with the local authority, otherwise the Cyberspace Administration of China or its local counterparts may impose administrative sanctions on such companies. Pursuant to the Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued by the Ministry of Industry and Information Technology, the Ministry of Culture and Tourism, or the MOCT, and several other government agencies on August 1, 2018, livestreaming services providers are required to file with the local public security authority within 30 days after it commences the service online. Pursuant to the Online Trading Supervision and Management Measures promulgated by the State Administration for Market Regulation on March 15, 2021, and effective from May 1, 2021, online trading operators shall follow the principles of legality, propriety and necessity when collecting and using consumers’ personal information, and shall specifically notify consumers about the purpose, method and scope of the collection and use of such information and obtain the consumers’ consent. Online trading operators who collect and use consumers’ personal information should announce their policies on collection and use of such information and should not collect and use the information in breach of laws and regulations and the agreement between the parties. Online trading operators shall fully, truly, accurately and timely disclose commodity or service information to protect consumers’ right to know and choose. Online trading platform operators shall require business operators applying for access to the platform for sale of goods or provision of services to provide their identities, addresses, contact information, administrative licenses and other true information for verification and registration, establish registration files, and verify and update the same at least once every six months, and online trading platform operators shall submit certain identity information of the business operators using the platform to the provincial market regulatory authority at its domicile in January and July each year, respectively. According to the Regulations on the Administration of Commercial Performances promulgated by the State Council on November 29, 2020, performance groups engaged in commercial performance activities and performance agencies engaged in commercial performance operation activities are required to obtain Commercial Performance Permit. Pursuant to the Guiding Opinions on Strengthening the Regulation and Administration of Online Livestreaming, a livestreaming platform engaging in commercial online performances shall hold the Internet Culture Operation License. According to the Q&A posted on the website of Ministry of Culture and Tourism of the PRC, if the main content of the livestreaming activities features on sale of goods, such livestreaming activities do not fall within the scope of internet culture activities, no Internet Culture Operation License is required. Based on the Q&A, since our livestreaming e-commerce business through East Buy is for providing the sale of agricultural and other products, we are not required to obtain an Internet Culture Operation License for our livestreaming e-commerce business. However, given the potential changes in the interpretation and application of existing PRC laws and regulations, we may be required to obtain an Internet Culture Operation License for our business operations in the future.

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

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. We are subject to the Pricing Law as online retailer as well as business operator.

Regulations Relating to Internet Content

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical devices, among other things, are to be examined, approved and regulated by the authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the authorities. Furthermore, in 2019, the Cyberspace Administration of China issued the Provisions on the Management of Network Information Content Ecology, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the Provisions on the Management of Network Information Content Ecology, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

On September 15, 2021, the Cyberspace Administration of China promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management. In accordance with the Opinions, website platforms are required to perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism, improving the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

Amended Company Law

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended Company Law of the PRC, which came into effect on July 1, 2024 and superseded the prior PRC Company Law which was amended in October 2018. The major revisions made by the amended PRC Company Law included improving the system for the establishment and liquidation of companies, optimizing organizational structures of companies, improving the capital system of companies, strengthening the responsibilities of the controlling shareholder and management staff, and enhancing the social responsibilities of companies, etc. With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of the PRC limited liability company, unless otherwise provided by laws and regulations. On July 1, 2024, the State Council issue the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specified the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution.

Regulations Relating to Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the State Administration for Market Regulation require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of the Anti-Monopoly Law and examination of national security shall be carried out pursuant to the relevant laws and regulations. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

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

Regulations Relating to Anti Long-Arm Jurisdiction

The Ministry of Commerce issued Provisions on the List of Unreliable Entities, or the Ministry of Commerce Order No. 4 of 2020, on September 19, 2020. Pursuant to the Ministry of Commerce Order No. 4 of 2020, the relevant governmental authorities shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion. Such factors include: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and/or (vi) other necessary measures.

On January 9, 2021, the Ministry of Commerce promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the Ministry of Commerce Order No. 1 of 2021. Pursuant to the Ministry of Commerce Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with another country (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extraterritorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determines that there exists unjustified extra-territorial application of foreign legislation and other measures, the Ministry of Commerce may issue an injunction providing that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

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

Sino-foreign cooperation in operating schools is specifically governed by (i) the Regulation on Operating Sino-foreign Cooperative Schools of the PRC, which was promulgated by the State Council in March 2003 and last amended in March 2019 respectively, and (ii) the Implementing Measures for the Regulations on Operating Sino-foreign Cooperative Schools of the PRC, which was issued by the Chinese Ministry of Education in June 2004. Pursuant to these rules, “Sino-foreign cooperative schools” are educational institutions established in China jointly by foreign parties and domestic parties targeting primarily students of PRC nationality. Both the foreign and domestic parties of a Sino-foreign cooperative school shall be educational institutions with the commensurate qualification for running schools and a good track record in providing high quality education. However, no implementing measures or specific guidance has been released as to what specific criteria must be met by the foreign party to demonstrate to the relevant authority that it meets the qualification requirements. The establishment of a Sino-foreign cooperative school shall be approved by the relevant education authority or human resources and social security authority.

On June 18, 2012, the Chinese Ministry of Education issued the Implementation Opinions of the Chinese Ministry of Education on Encouraging and Guiding the Entry of Private Capital into the Field of Education and Promoting the Healthy Development of Private Education, with the aim of encouraging private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital contribution in a Sino-foreign cooperative school shall be less than 50%.

Restrictions on Foreign Investment in Publishing

In July 2005, the Ministry of Culture, the State Administration of Radio, Film and Television, the National Press and Publication Administration, the NDRC, and Ministry of Commerce jointly formulated the Several Opinions on Drawing Foreign Investment into the Cultural Sector, pursuant to which foreign investors are prohibited from engaging in business such as the publication of books, audio-visual products and electronic publications, and internet publishing. The 2021 Negative List also lists foreign investments in the publication of books, audio-visual products and electronic publications and in the provision of internet publishing services as a prohibited category.

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

Restrictions on Foreign Investments in Value-added Telecommunications Services

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on March 29, 2022, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Moreover, foreign investors that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the Ministry of Industry and Information Technology and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the Ministry of Industry and Information Technology, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the Ministry of Industry and Information Technology Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact Ministry of Industry and Information Technology Circular 2006 will have on us or the other PRC internet companies with similar corporate structures and contractual arrangements.

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

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the Ministry of Industry and Information Technology jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet.

Trademark. The PRC Trademark Law protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Market Regulation handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. In July 2014, the State Administration for Market Regulation released Provisions on the Recognition and Protection of Well-Known Trademarks. According to these provisions, well-known trademarks shall be recognized on a case-by-case basis, and be subject to the principle of passive protection. Our trademarks “ ,” “ ,” and “ ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China.

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

SAFE promulgated SAFE Circular 19, effective in June 2015 to abolish SAFE Circular 142. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be used, directly or indirectly, for purposes beyond its business scope. Therefore, foreign-invested companies’ applications to make equity investment with their capital were often rejected on the ground of exceeding the business scope. SAFE promulgated SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the limitation on the use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company from prohibiting using such capital to issue RMB entrusted loans to prohibiting using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, for so long as there is a truthful equity investment, such equity investment does not violate applicable laws, and such equity investment complies with the negative list on foreign investment. SAFE Circular 28 aims to lift the restriction on foreign-invested companies’ equity investment with capital on the ground of business scope implied by SAFE Circular 19. According to the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by SAFE, the reform of facilitating the payments of income under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

In December 2023, SAFE promulgated the Circular on Further Deepening Reforms to Facilitate Cross-border Trade and Investment, which, among other things, provides that the use of capital funds of non-financial enterprises, foreign exchange income under foreign debt and RMB funds derived from foreign exchange settlement shall follow the principle of truthfulness and self-use, and shall not be used directly or indirectly for expenditures prohibited by national laws and regulations; unless otherwise expressly provided, it shall not be used directly or indirectly for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk ratings of not higher than Level 2); and it shall not be used for the issuance of loans to non-affiliated enterprises (except for those expressly permitted in the scope of business and the four specific areas of China); and shall not be used for the purchase of non-self-use residential properties (except for enterprises engaged in real estate development and operation and real estate leasing and operation). Such circular further specifies that in the event of any inconsistency between the previous regulations and this circular, this circular shall prevail.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special-Purpose Companies, or SAFE Circular 37, effective in July 2014 and repealed the previous SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75 on the same date, a PRC Resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls a company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such a company located outside of China is referred to as an offshore special purpose vehicle.

Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

In June 2015, SAFE promulgated SAFE Circular 13, according to which, in order to simplify the procedures of performing the foreign exchange control policy of direct investment, the registration authorities under SAFE foreign exchange control policies, including the registration of PRC residents under SAFE Circular 37 change from local SAFE branches to local banks authorized by SAFE and SAFE will strengthen the training and supervision for banks in performing the foreign exchange control policy of direct investment. Thus, according to SAFE Circular 13, the registration of PRC residents under SAFE Circular 37 shall be conducted with local banks authorized by SAFE.

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

Regulations on Employee Share Incentive Awards Granted by Listed Companies

According to a series of notices concerning individual income tax on earnings from employee share incentive awards, issued by the Ministry of Finance and the State Administration of Taxation, companies that implement employee stock ownership programs shall file the employee stock ownership plans and other relevant documents with the local tax authorities having jurisdiction over such companies before implementing such plans, and shall file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notice are shares of publicly listed companies.

SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or SAFE Circular 7, in February 2012, pursuant to which if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in China for a consecutive period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the local branches of SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rule to more effectively regulate foreign investment in PRC domestic enterprises. The M&A Rule, as amended on June 22, 2009, provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exists: (1) the transaction involves an important industry in China, (2) the transaction may affect national “economic security,” or (3) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. Complying with the requirements of the M&A Rules to complete acquisitions of PRC companies by foreign investors could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the ability to complete such transactions.

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

Regulations on Taxation

PRC Enterprise Income Tax. The National People’s Congress, the Chinese legislature, passed the PRC Enterprise Income Tax Law, as last amended in 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises Preferential tax treatments grants to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The State Council promulgated the implementation rules of the BIT Law in 2007, as last amended in 2019, and the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation promulgated other supplemental rules in 2008 which were amended in 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

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

The PRC Enterprise Income Tax Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation in April 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC.

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

The PRC Enterprise Income Tax Law provides that a maximum income tax rate of 20% may apply to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our PRC subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

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

According to the State Taxation Administration Circular 9, if the business activities carried out by an applicant do not constitute substantive business activities, then such applicant is likely not to be regarded as a beneficial owner. Our wholly-owned Hong Kong subsidiaries, Elite Concept Holdings Limited, Winner Park Limited and Smart Shine International Limited, own 100% of our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the PRC Enterprise Income Tax Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the DTA. If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, it will not be entitled to the treaty benefits under the DTA. As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the DTA.

In addition, in September 2018, the State Taxation Administration and other authorities jointly promulgated Notice on Expanding Application Scope of the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, or Circular 102, which became effective retroactively in January 2018. According to the Circular 102, where overseas investors use the profits obtained from resident enterprises within China to invest directly in the projects that are not prohibited from foreign investment, the deferred tax payment policy shall apply thereto and withholding income tax thereon shall be exempted temporarily. An overseas investor that is entitled to but has not actually enjoyed the policy of temporary exemption of withholding income tax under this Notice may apply to retroactively enjoy such policy within three years from the date of actual payment of relevant tax and for refund of the tax already paid.

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

In October 2018, the State Taxation Administration further promulgated Notice on Issues Relating to Expanding Application Scope of the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, which became effective retroactively in January 2018, to implement Circular 102 in detail.

PRC Value-Added Tax. Pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services, sales of services, intangible assets, real estate and importation of goods within mainland China is generally required to pay a value-added tax, for revenues generated from sales of products, while qualified input value-added tax paid on taxable purchase can be offset against such output value-added tax.

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

Except our e-commerce business that is operated by our majority-owned subsidiary, East Buy, and its subsidiaries and consolidated variable interest entities, substantially all of our operations are conducted in China through contractual arrangements between our wholly-owned subsidiaries in China, New Oriental China (the variable interest entity) and New Oriental China’s schools and subsidiaries and shareholder. The wholly-owned subsidiaries that are currently parties to these contractual arrangements are Beijing Hewstone, Beijing Decision, Beijing Pioneer and Beijing Smart Wood. Beijing Hewstone primarily engages in the educational software development business and also sub-licenses our trademarks to New Oriental China and its schools and subsidiaries. Beijing Decision primarily engages in the business of providing educational technology services and educational management services. Beijing Pioneer primarily engages in the educational software development business. Beijing Smart Wood primarily engages in the educational software development and consulting business.

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of May 31, 2024:

Equity interest for companies.
Sponsorship interest for schools.
Contractual arrangements including equity pledge agreements, option agreement and proxy agreement, power of attorney, master exclusive service agreement and related service agreements. See “—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder.”

Contractual arrangements including equity pledge agreements, option agreement, power of attorney, exclusive management consultancy and cooperation agreement. See “—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.”

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

PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. As a result, we conduct substantially all of our business in China through contractual arrangements between our wholly-owned subsidiaries in China, and the VIEs and their shareholders. In the fiscal years ended May 31, 2022, 2023 and 2024, the consolidated affiliated entities contributed in aggregate 99.6%, 99.5% and 99.2% of our total net revenues, respectively.

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

Pursuant to the five equity pledge agreements dated April 23, 2012 among New Oriental China, Century Friendship and five of our wholly-owned subsidiaries in China, namely Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Smart Wood, Century Friendship agreed to pledge its equity interests in New Oriental China to these five subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant principal agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of our wholly-owned subsidiaries in China. Upon the conclusion of the master exclusive service agreement on September 19, 2014 between Beijing Pioneer and New Oriental China, the list of principal agreements has been updated to include the master exclusive service agreement and the relevant service agreements. The equity pledges of Century Friendship under these equity pledge agreements have been registered with the Haidian District, Beijing branch of the State Administration for Market Regulation. The terms of the April 2012 equity pledge agreements are substantially the same as the 2006 equity pledge agreements.

In February 2017, as part of our efforts to streamline the corporate structure, we removed Shanghai Smart Words as a party to the contractual arrangements with New Oriental China and its schools and subsidiaries and shareholder. The rights and obligations of Shanghai Smart Words under these contractual arrangements have been assumed by Beijing Decision. The April 2012 equity pledge agreements have been amended to reflect the foregoing change while the other terms of these agreements remain unchanged. The equity pledges of Century Friendship under the amended agreements have been registered with the Haidian District, Beijing branch of the State Administration for Market Regulation.

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

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on factors such as the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2022, 2023 and 2024, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$280.8 million, US$696.0 million and US$298.3 million, respectively. In accordance with the Amended Implementation Rules, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School from such agreement.

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

Letters of Undertaking. As of the date of this annual report, Century Friendship directly held the entire equity interest in New Oriental China, the sole shareholder of Beijing Xuncheng. To ensure stability and continued validity and enforceability of the foregoing agreements, Century Friendship and its shareholders, our founder Mr. Yu and Ms. Li Bamei, have executed a letter of undertaking dated May 10, 2018 whereby they undertake not to enter into any arrangement, including pledge, sale, disposal or creation of other third-party rights, in relation to Century Friendship’s equity interests in New Oriental China which may adversely affect the implementation of the foregoing agreements entered into by New Oriental China unless they have obtained consent from East Buy or Dexin Dongfang, and the counterparties or beneficiaries of such arrangement have executed written undertaking(s) to the effect that they will not affect the performance of the foregoing agreements entered into by New Oriental China. The general partner of each limited partnership that holds equity interest in Beijing Xuncheng executed a similar letter of undertaking as of May 10, 2018 to the same effect. In addition, Century Friendship and its shareholders undertook not to participate in, invest in, own or manage any businesses competing with that of Beijing Xuncheng and its subsidiaries as long as they continue to hold equity interest in Beijing Xuncheng.

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

Acceptance Letter. Beijing Dongfang Youbo Network Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated October 10, 2019 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. In addition, Beijing Xinyuanfang Human Resource Service Co., Ltd. and Dongfang Optimization (Beijing) Technology Co., Ltd., each as a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated January 12, 2022 whereby each assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. Furthermore, Oriental Selection (Beijing) Technology Co., Ltd., a subsidiary of Dongfang Optimization (Beijing) Technology Co., Ltd. executed a letter of acceptance dated January 4, 2023 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. In March 2024, Oriental Selection (Zhuhai) Tourism Culture Co., Ltd., Oriental Selection (Jiaxing) Supply Chain Management Co., Ltd. and Time with Yuhui (Beijing) Technology Ltd, or Time with Yuhui, executed a letter of acceptance, whereby each of them assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. On July 25, 2024, Beijing Xuncheng, Mr. Yuhui Dong, and Time with Yuhui, entered into an agreement under which Beijing Xuncheng agreed to sell, and Mr. Yuhui Dong agreed to acquire, 100% of the equity of Time with Yuhui. In August 2024, Time with Yuhui ceased to be a consolidated affiliated entity of East Buy and the financial results of Time with Yuhui has no longer been consolidated into the consolidated financial statements of East Buy. In connection with the sale, the letter of acceptance executed by Time with Yuhui ceased to be effective.

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

Third Supplemental Agreement. Dexin Dongfang, Zhuhai Chongsheng, Xi’an Ruiying, Hainan Haiyue, Wuhan Dongfang, Beijing Xuncheng and its subsidiaries and Beijing Xuncheng’s then registered shareholders entered into a third supplemental agreement on May 24, 2023, pursuant to which, from the date which Linzhi Tencent Technology Co., Ltd. and the seven limited partnerships cease to be the shareholders of Beijing Xuncheng, Linzhi Tencent Technology Co., Ltd., such seven limited partnerships shall cease to have any rights or obligations under the contractual agreements (including the Exclusive Option Agreement, Exclusive Management Consultancy and Cooperation Agreement, Equity Pledge Agreement, Letters of Undertaking and Powers of Attorney), the supplemental agreement and the second supplemental agreement; and from the same date, New Oriental China shall act as the sole shareholder of Beijing Xuncheng, and each of Dexin Dongfang, Zhuhai Chongsheng, Xi’an Ruiying, Hainan Haiyue, Wuhan Dongfang, Beijing Xuncheng and its subsidiaries and New Oriental China shall continue to be bound the contractual agreements, the supplemental agreement and the second supplemental agreement.

In May 2023, the seven limited partnerships and Linzhi Tencent Technology Co., Ltd., the former shareholders of Beijing Xuncheng, ceased to be the shareholders of Beijing Xuncheng by means of capital withdrawal. Beijing Xuncheng has become a wholly-owned subsidiary of New Oriental China since then.

Fourth Supplemental Agreement. Dexin Dongfang, Zhuhai Chongsheng, Xi’an Ruiying, Hainan Haiyue, Wuhan Dongfang, Beijing Xuncheng and its subsidiaries and Beijing Xuncheng’s then registered shareholders entered into a fourth supplemental agreement on March 7, 2024, pursuant to which, from the dates on which the equity interests of Beijing Kuxue Huisi Network Technology Co., Ltd. and Xi’an Ruiying are transferred to New Oriental China, and the date on which Wuhan Dongfang deregisters, each of Beijing Kuxue Huisi Network Technology Co., Ltd., Xi’an Ruiying and Wuhan Dongfang shall cease to have any rights or obligations under the contractual agreements (including the Exclusive Option Agreement, Exclusive Management Consultancy and Cooperation Agreement, Equity Pledge Agreement, Letters of Undertaking and Powers of Attorney), the supplemental agreement, the second supplemental agreement and third supplemental agreement; other parties to the contractual agreements, the supplemental agreement, the second supplemental agreement and third supplemental agreement shall continue to be bound by such agreements. As of the date of this annual report, the equity interests of Beijing Kuxue Huisi Network Technology Co., Ltd. and Xi’an Ruiying have been transferred to New Oriental China and Wuhan Dongfang has been deregistered.

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

Our headquarters are located in Beijing, China, where we own approximately 49,000 square meters of office and training center. In addition, we own an aggregate of approximately 99,000 square meters of space for our schools, learning centers and bookstores in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Changsha, Hangzhou, Zhengzhou and Hefei. We lease all of our facilities for our schools, learning centers and bookstores in over 50 other cities throughout China. For more information concerning our schools, learning centers and bookstores, see “Item 4. Information on the Company—B. Business Overview—Our Network.”

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

Selected Statements of Operations Items

Net Revenues. In the fiscal years ended May 31, 2022, 2023 and 2024, we generated total net revenues of US$3,105.2 million, US$2,997.8 million and US$4,313.6 million, respectively.

We currently derive revenues from the following sources:

•	net service revenues, which accounted for 98.2%, 84.9% and 81.2% of our total net revenues in the fiscal years ended May 31, 2022, 2023 and 2024, respectively; and

•	net product revenues, which accounted for 1.8%, 15.1% and 18.8% of our total net revenues in the fiscal years ended May 31, 2022, 2023 and 2024, respectively.

Net Service Revenues. Our net service revenues consist of revenues from educational services and test preparation courses, commission revenue of livestreaming e-commerce business through East Buy, online education, overseas study consulting services and study tours, and other services. Revenues from educational services and test preparation courses accounted for 86.0%, 63.9% and 63.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2022, 2023 and 2024.

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

In compliance with the Alleviating Burden Opinion and applicable rules, regulations and measures, we ceased offering K-9 Academic AST Services in China at the end of 2021. Such cessation had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022.

Net Product Revenues. Our net product revenues consist of revenues from the sale of East Buy private label products and the books and other educational materials developed or licensed by us. We recognize revenues from the sales of East Buy private label products when control of the promised goods is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods. We distribute and sell books and other educational materials developed or licensed by us through our own distribution channels, which consist of our bookstores and websites, and also through third-party distributors. We normally provide books and other educational materials that are required for our courses and do not separately charge students for these items. We recognize revenues from sales of books and other educational materials when the products are sold to end customers. As we believe successful content development is important to the success of our business, we intend to continually enhance the quality and breadth of our education content offerings and distribute more books and other educational materials through our own bookstores, as well as third-party distributors.

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating cost and expenses as a percentage of total net revenues for the periods indicated.

	For the Years Ended May 31,
	2022		2023		2024
(in thousands, except percentages)	US$	%	US$	%	US$	%
Net revenues	3,105,246	100.0	2,997,760	100.0	4,313,586	100.0
Operating cost and expenses:
Cost of revenues	(1,754,291)	(56.5)	(1,409,438)	(47.0)	(2,050,960)	(47.5)
Selling and marketing	(466,895)	(15.0)	(444,693)	(14.8)	(660,586)	(15.3)
General and administrative	(1,866,573)	(60.1)	(953,583)	(31.8)	(1,251,615)	(29.0)

Total operating cost and expenses	(4,087,759)	(131.6)	(2,807,714)	(93.6)	(3,963,161)	(91.8)

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

Share-based Compensation Expenses

We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date. The following table sets forth the allocation of our share-based compensation expenses (including East Buy’s share-based compensation expenses), both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of our share-based compensation programs.

	For the Years Ended May 31,
	2022		2023		2024
(in thousands, except percentages)	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expense:
Cost of revenues	(131)	(0.1)	2,749	3.1	19,966	16.3
Selling and marketing	(2,437)	(1.8)	5,750	6.4	26,053	21.3
General and administrative	135,536	101.9	81,289	90.5	76,440	62.4

Total	132,968	100.0	89,788	100.0	122,459	100.0

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our majority-owned subsidiary, East Buy, is incorporated in the Cayman Islands. The dividend payments of East Buy are not subject to withholding tax in the Cayman Islands.

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

PRC

Our operating entities in China are subject to value-added tax at varying rates ranging from 3% to 13% on their respective net revenues. Our operating entities that provide educational services are subject to a simple value-added tax collection method and a 3% value-added tax rate since June 2016.

With regard to income tax, enterprises in China are generally subject to enterprise income tax at a rate of 25%. Some of our subsidiaries and consolidated affiliated entities are entitled to a favorable statutory tax rate of 15% because of their qualifications as “High and New Technology Enterprises” or because of favorable local tax treatment. In addition, some of our subsidiaries and consolidated affiliated entities are entitled to an exemption from the enterprise income tax for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years because of their qualifications as “Newly Established Software Enterprises.”

In addition, under the current regulatory regime, whether our schools are entitled to any preferential income tax treatment remains unclear, and practice varies across different cities in China. Pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools, and after-school tutoring institutions providing tutoring services on academic subjects can only be registered as non-profit private schools under the Alleviating Burden Opinion. Pursuant to the Amended Private Education Law, non-profit private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit private schools are still unclear. Due to a lack of implementation rules, whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. Among our schools in four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2024, three schools are subject to the standard 25% enterprise income tax rate and one school was not required by the governing tax bureau to pay any enterprise income tax from its establishment through May 31, 2024.

For additional information on PRC regulations on taxation, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The discontinuation of any preferential tax treatments currently available to us could materially and adversely affect our results of operations.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, which may subject us to PRC income tax for our global income and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

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

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2022	2023	2024
Net revenues:
Net service revenues	3,050,022	2,544,729	3,500,998
Net product revenues	55,224	453,031	812,588

Total net revenues	3,105,246	2,997,760	4,313,586
Operating cost and expenses:(1)
Cost of revenues	(1,754,291)	(1,409,438)	(2,050,960)
Selling and marketing	(466,895)	(444,693)	(660,586)
General and administrative	(1,866,573)	(953,583)	(1,251,615)
Total operating cost and expenses	(4,087,759)	(2,807,714)	(3,963,161)

Operating income/(loss)	(982,513)	190,046	350,425

Interest income	123,542	114,453	153,589

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2022	2023	2024
Interest expense	(4,050)	(707)	(298)
Realized gain from long-term investments	22,004	767	185
Impairment loss from long-term investments	(129,350)	(8,056)	(30,007)
(Loss)/gain from fair value change of investments	(14,933)	(860)	19,025
Loss from deconsolidation of subsidiaries	(79,609)	—	—
Miscellaneous income, net	32,411	12,888	922

Provision for income taxes:
Current	(44,378)	(97,594)	(130,927)
Deferred	(91,934)	31,528	21,237

Provision for income taxes	(136,312)	(66,066)	(109,690)

Loss from equity method investments	(51,466)	(7,102)	(58,933)

Net income/(loss)	(1,220,276)	235,363	325,218

Less: Net (loss)/income attributable to non-controlling interests	(32,555)	58,022	15,627
Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	(1,187,721)	177,341	309,591

Net income/(loss) per common share attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
-Basic	(0.70)	0.11	0.19

-Diluted	(0.70)	0.10	0.18

Weighted average shares used in calculating basic net income/(loss) per common share	1,696,419,232	1,678,264,547	1,653,597,432
Weighted average shares used in calculating diluted net income/(loss) per common share	1,696,419,232	1,685,631,987	1,669,499,952

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2022	2023	2024
Cost of revenues	(131)	2,749	19,967
Selling and marketing	(2,437)	5,750	26,052
General and administrative	135,536	81,289	76,439

Total	132,968	89,788	122,458

(2)	Each ADS represents ten common shares.

Fiscal Year Ended May 31, 2024 Compared to Fiscal Year Ended May 31, 2023

Net Revenues. Our total net revenues increased by 43.9% from US$2,997.8 million for the fiscal year ended May 31, 2023 to US$4,313.6 million for the fiscal year ended May 31, 2024. This increase was due to the increase in net revenues from our new educational business initiatives and East Buy private label products and livestreaming e-commerce business.

•

Net Service Revenues. Our net service revenues increased by 37.6% from US$2,544.7 million for the fiscal year ended May 31, 2023 to US$3,501.0 million for the fiscal year ended May 31, 2024. This increase was primarily due to the increase in net revenues from our new educational business initiatives, such as our non-academic tutoring courses.

•

Net Product Revenues. Net product revenues increased by 79.4% from US$453.0 million in the fiscal year ended May 31, 2023 to US$812.6 million in the fiscal year ended May 31, 2024, primarily due to the significant increase in the sales of East Buy private label products through our livestreaming e-commerce platform in the fiscal year ended May 31, 2024.

Operating Cost and Expenses. Our total operating cost and expenses increased by 41.2% from US$2,807.7 million in the fiscal year ended May 31, 2023 to US$3,963.2 million in the fiscal year ended May 31, 2024. This increase resulted from increases in each of our cost of revenues, selling and marketing expenses, general and administrative expenses. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget on educational businesses accordingly. Our total numbers of schools and learning centers were 81 and 944, respectively, as of May 31, 2024, compared to 85 and 663, respectively, as of May 31, 2023. We employed approximately 26,600 and 35,700 teachers as of May 31, 2023 and 2024, respectively.

•

Cost of Revenues. Our cost of revenues increased by 45.5% from US$1,409.4 million in the fiscal year ended May 31, 2023 to US$2,051.0 million in the fiscal year ended May 31, 2024. This increase was in line with the increase in revenues and primarily due to the increase in the cost of revenues for the private label products and livestreaming e-commerce business and accelerated capacity expansion for educational businesses in the fiscal year ended May 31, 2024.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 48.5% from US$444.7 million in the fiscal year ended May 31, 2023 to US$660.6 million in the fiscal year ended May 31, 2024. This increase was primarily due to the increased human resources expenses and administrative expenses incurred in the fiscal year ended May 31, 2024.

•

General and Administrative Expenses. Our general and administrative expenses increased by 31.3% from US$953.6 million in the fiscal year ended May 31, 2023 to US$1,251.6 million in the fiscal year ended May 31, 2024. This increase was primarily due to an increase of US$169.3 million in human resources expenses, and an increase of US$99.7 million in administrative expenses as a result of the increased headcount as we grew our network of learning centers in the fiscal year ended May 31, 2024.

Other Income, net. Our net other income increased by 21.0% from US$118.5 million in the fiscal year ended May 31, 2023 to US$143.4 million in the fiscal year ended May 31, 2024, primarily as a result of the US$153.6 million of interest income.

Provision for Income Tax. Our income tax expense increased by 66.0% from US$66.1 million in the fiscal year ended May 31, 2023 to US$109.7 million in the fiscal year ended May 31, 2024. The increase was primarily due to the increase in current income tax expenses.

Net Income. As a result of the foregoing, our net income increased by 38.2% from US$235.4 million in the fiscal year ended May 31, 2023 to US$325.2 million in the fiscal year ended May 31, 2024.

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

•

Cost of Revenues. Our cost of revenues decreased by 19.7% from US$1,754.3 million in the fiscal year ended May 31, 2022 to US$1,409.4 million in the fiscal year ended May 31, 2023. This decrease was in line with the decrease in revenues and primarily due to the cessation of K-9 Academic AST services since the end of 2021, partially offset by the increase in the cost of revenues for the private label products and livestreaming e-commerce business in the fiscal year ended May 31, 2023.

•

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 4.8% from US$466.9 million in the fiscal year ended May 31, 2022 to US$444.7 million in the fiscal year ended May 31, 2023. This decrease was primarily due to the decreased human resources expenses and administrative expenses incurred in the fiscal year ended May 31, 2023.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 48.9% from US$1,866.6 million in the fiscal year ended May 31, 2022 to US$953.6 million in the fiscal year ended May 31, 2023. This decrease was primarily due to the enhanced efficiency in human resource management and the downsize in daily operating expenses as we downsized learning centers due to cessation of K-9 Academic AST services in the fiscal year ended May 31, 2022.

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

Discussion of Segment Operations

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

For the fiscal year ended May 31, 2023, we identified four operating segments, including (i) educational services and test preparation courses, (ii) private label products and livestreaming e-commerce, which was formerly named as “online education and other services,” (iii) overseas study consulting services, and (iv) educational materials and distribution. We identified educational services and test preparation courses, private label products and livestreaming e-commerce and other services, and overseas study consulting services as our three reportable segments for the fiscal year ended May 31, 2023. Our operating segment, educational materials and distribution, individually did not exceed the 10% quantitative threshold during the fiscal year ended May 31, 2023, and as a result, was aggregated in others.

For the fiscal year ended May 31, 2024, we identified four operating segments, including (i) educational services and test preparation courses, (ii) private label products and livestreaming e-commerce, which was formerly named as “private label products and livestreaming e-commerce and other services,” which change is due to the transfer of online education business from this segment to educational services and test preparation courses, (iii) overseas study consulting services, and (iv) educational materials and distribution. We identified educational services and test preparation courses, private label products and livestreaming e-commerce and overseas study consulting services as our three reportable segments for the fiscal year ended May 31, 2024. Our operating segment, educational materials and distribution, individually did not exceed the 10% quantitative threshold during the fiscal year ended May 31, 2024, and as a result, was aggregated in others. Prior period segment information has been restated to conform to the fiscal year 2024 presentation.

Net revenues from our educational services and test preparation courses accounted for 86.0%, 63.9% and 63.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2022, 2023 and 2024. Net revenues from private label products and livestreaming e-commerce accounted for 0.1%, 18.6% and 20.9%, respectively, of our total net revenues in the fiscal years ended May 31, 2022, 2023 and 2024. Net revenues from overseas study consulting services accounted for 10.5%, 11.8% and 10.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2022, 2023 and 2024. We recognize revenues from course fees collected for enrollment in our educational services and test preparation courses and online education proportionally as we deliver the instruction over the period of the course. We recognize revenues from the sales of private label products when control of the promised goods is transferred to the customer.

Cost of revenues for our educational services and test preparation courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services. Cost of revenues for our private label products and livestreaming e-commerce business primarily consists of labor cost and procurement cost of goods. Cost of overseas study consulting services primarily consists of application cost and staff costs.

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

The following table lists our net revenues and operating cost and expenses by reportable segment for the periods indicated.

	For the Years Ended May 31,
(in thousands of US$)	2022	2023	2024
Net revenues of the reportable segments:
Educational services and test preparation courses	2,669,020	1,914,865	2,716,174
Private label products and livestreaming e-commerce	3,003	557,508	900,614
Overseas study consulting services	325,901	354,764	439,744

Total net revenues of the reportable segments	2,997,924	2,827,137	4,056,532
Total net revenues of our company	3,105,246	2,997,760	4,313,586
Operating cost and expenses of the reportable segments:
Cost of revenues:
Educational services and test preparation courses	(1,508,412)	(793,423)	(1,027,889)
Private label products and livestreaming e-commerce	(2,476)	(345,211)	(677,270)
Overseas study consulting services	(165,673)	(179,284)	(214,602)
Selling and marketing:
Educational services and test preparation courses	(346,508)	(261,606)	(348,121)
Private label products and livestreaming e-commerce	(6,264)	(45,611)	(124,975)
Overseas study consulting services	(72,847)	(80,528)	(92,865)
General and administrative:
Educational services and test preparation courses	(1,362,285)	(519,765)	(755,074)
Private label products and livestreaming e-commerce	(18,818)	(34,238)	(77,626)
Overseas study consulting services	(61,258)	(61,861)	(57,204)

Total operating cost and expenses of the reportable segments	(3,544,541)	(2,321,527)	(3,375,626)

Total operating cost and expenses of our company	(4,087,759)	(2,807,714)	(3,963,161)

Fiscal Year Ended May 31, 2024 Compared to Fiscal Year Ended May 31, 2023

Net Revenues of Reportable Segments

Net Revenues of Educational Services and Test Preparation Courses

Net revenues from our educational services and test preparation courses increased by 41.8% from US$1,914.9 million for the fiscal year ended May 31, 2023 to US$2,716.2 million for the fiscal year ended May 31, 2024, primarily due to the increase in student enrollment in the programs and courses we offered.

Net Revenues of Private Label Products and Livestreaming E-commerce

Net revenues from private label products and livestreaming e-commerce and other services increased by 61.5% from US$557.5 million for the fiscal year ended May 31, 2023 to US$900.6 million for the fiscal year ended May 31, 2024, primarily due to the multi-platform strategy adopted by East Buy, diversified product categories and SKUs as well as the membership day promotional activities launched by East Buy.

Net Revenues of Overseas Study Consulting Services

Net revenues from overseas study consulting services increased by 24.0% from US$354.8 million for the fiscal year ended May 31, 2023 to US$439.7 million for the fiscal year ended May 31, 2024, primarily due to the increased number of students who planned to study overseas.

Operating Costs and Expenses of Reportable Segments

Operating Cost and Expenses of Educational Services and Test Preparation Courses

•

Cost of Revenues. Cost of revenues for our educational services and test preparation courses increased by 29.6% from US$793.4 million for the fiscal year ended May 31, 2023 to US$1,027.9 million for the fiscal year ended May 31, 2024, primarily due to an increase in teaching staff costs and course research staff costs.

•

Selling and Marketing Expenses. Selling and marketing expenses for our educational services and test preparation courses increased by 33.1% from US$261.6 million for the fiscal year ended May 31, 2023 to US$348.1 million for the fiscal year ended May 31, 2024, primarily due to the increase in our marketing efforts and the addition of marketing staff.

•

General and Administrative Expenses. General and administrative expenses for our educational services and test preparation courses increased by 45.3% from US$519.8 million for the fiscal year ended May 31, 2023 to US$755.1 million for the fiscal year ended May 31, 2024, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2024 Compared to Fiscal Year Ended May 31, 2023—Operating Costs and Expenses—General and Administrative Expenses.”

Operating Cost and Expenses of Private Label Products and Livestreaming E-commerce

•

Cost of Revenues. Cost of revenues for private label products and livestreaming e-commerce increased by 96.2% from US$345.2 million for the fiscal year ended May 31, 2023 to US$677.3 million for the fiscal year ended May 31, 2024, primarily due to an increase in procurement cost of goods and shipping cost for private label products.

•

Selling and Marketing Expenses. Selling and marketing expenses for private label products and livestreaming e-commerce increased by 174.0% from US$45.6 million for the fiscal year ended May 31, 2023 to US$125.0 million for the fiscal year ended May 31, 2024, primarily due to an increase in staff costs.

•

General and Administrative Expenses. General and administrative expenses for private label products and livestreaming e-commerce increased by 126.7% from US$34.2 million for the fiscal year ended May 31, 2023 to US$77.6 million for the fiscal year ended May 31, 2024, primarily due to an increase in staff costs and share-based compensation expenses.

Operating Cost and Expenses of Overseas Study Consulting Services

•

Cost of Revenues. Cost of revenues for overseas study consulting services increased by 19.7% from US$179.3 million for the fiscal year ended May 31, 2023 to US$214.6 million for the fiscal year ended May 31, 2024, primarily due to an increase in consulting application costs.

•

Selling and Marketing Expenses. Selling and marketing expenses for overseas study consulting services increased by 15.3% from US$80.5 million for the fiscal year ended May 31, 2023 to US$92.9 million for the fiscal year ended May 31, 2024, primarily due to an increase in staff costs and marketing and promotional expenses.

•

General and Administrative Expenses. General and administrative expenses for overseas study consulting services decreased by 7.5% from US$61.9 million for the fiscal year ended May 31, 2023 to US$57.2 million for the fiscal year ended May 31, 2024, primarily due to a decrease in staff costs.

Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022

Net Revenues of Reportable Segments

Net Revenues of Educational Services and Test Preparation Courses

Net revenues from our educational services and test preparation courses decreased by 28.3% from US$2,669.0 million for the fiscal year ended May 31, 2022 to US$1,914.9 million for the fiscal year ended May 31, 2023, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022—Net Revenues—Net Service Revenues.”

Net Revenues of Private Label Products and Livestreaming E-commerce

Net revenues from private label products and livestreaming e-commerce increased by 18,465.0% from US$3.0 million for the fiscal year ended May 31, 2022 to US$557.5 million for the fiscal year ended May 31, 2023, significant increase in the sales of East Buy private label products through our livestreaming e-commerce platform in the fiscal year ended May 31, 2023 as we expanded the product categories of private label products.

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

Operating Costs and Expenses of Reportable Segments

Operating Cost and Expenses of Educational Services and Test Preparation Courses

•

Cost of Revenues. Cost of revenues for our educational services and test preparation courses decreased by 47.4% from US$1,508.4 million for the fiscal year ended May 31, 2022 to US$793.4 million for the fiscal year ended May 31, 2023, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022—Operating Costs and Expenses—Cost of Revenues.”

•

Selling and Marketing Expenses. Selling and marketing expenses for our educational services and test preparation courses decreased by 24.5% from US$346.5 million for the fiscal year ended May 31, 2022 to US$261.6 million for the fiscal year ended May 31, 2023, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022—Operating Costs and Expenses—Selling and Marketing Expenses.”

•

General and Administrative Expenses. General and administrative expenses for our educational services and test preparation courses decreased by 61.8% from US$1,362.3 million for the fiscal year ended May 31, 2022 to US$519.8 million for the fiscal year ended May 31, 2023, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2023 Compared to Fiscal Year Ended May 31, 2022—Operating Costs and Expenses—General and Administrative Expenses.”

Operating Cost and Expenses of Private Label Products and Livestreaming E-commerce

•

Cost of Revenues. Cost of revenues for private label products and livestreaming e-commerce increased by 13,842.3% from US$2.5 million for the fiscal year ended May 31, 2022 to US$345.2 million for the fiscal year ended May 31, 2023, primarily due to an increase in labor cost and procurement cost of goods.

•

Selling and Marketing Expenses. Selling and marketing expenses for private label products and livestreaming e-commerce increased by 628.1% from US$6.3 million for the fiscal year ended May 31, 2022 to US$45.6 million for the fiscal year ended May 31, 2023, primarily due to an increase in staff costs.

•

General and Administrative Expenses. General and administrative expenses for private label products and livestreaming e-commerce increased by 81.9% from US$18.8 million for the fiscal year ended May 31, 2022 to US$34.2 million for the fiscal year ended May 31, 2023, primarily due to an increase in staff costs and share-based compensation expenses.

Operating Cost and Expenses of Overseas Study Consulting Services

•

Cost of Revenues. Cost of revenues for overseas study consulting services increased by 8.2% from US$165.7 million for the fiscal year ended May 31, 2022 to US$179.3 million for the fiscal year ended May 31, 2023, primarily due to an increase in consulting application costs.

•

Selling and Marketing Expenses. Selling and marketing expenses for overseas study consulting services increased by 10.5% from US$72.8 million for the fiscal year ended May 31, 2022 to US$80.5 million for the fiscal year ended May 31, 2023, primarily due to an increase in staff costs.

•

General and Administrative Expenses. General and administrative expenses for overseas study consulting services increased by 1.0% from US$61.3 million for the fiscal year ended May 31, 2022 to US$61.9 million for the fiscal year ended May 31, 2023, primarily due to an increase in staff costs.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2024, we had US$1,389.4 million and US$199.7 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of May 31, 2024.

	Cash, cash equivalents and restricted cash in RMB	Cash, cash equivalents and restricted cash in other currencies	Total Cash, cash equivalents and restricted cash	Short-term investments in RMB	Short-term investments in other currencies	Total short-term investments
Entities outside China	6,362	232,526	238,888	—	76,672	76,672
VIEs in China	942,546	799	943,345	1,401,593	—	1,401,593
Non-VIEs in China	404,635	2,236	406,871	587,314	—	587,314
Entities inside China	1,347,181	3,035	1,350,216	1,988,907	—	1,988,907
Total	1,353,543	235,561	1,589,104	1,988,907	76,672	2,065,579

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended May 31,
(in thousands of US$)	2022	2023	2024
Net cash provided by/(used in) operating activities	(1,280,453)	971,008	1,122,643
Net cash (used in)/provided by investing activities	1,168,532	(37,411)	(1,153,922)
Net cash provided by/(used in) financing activities	(230,858)	(246,867)	(160,438)

Effect of foreign exchange rate changes	(94,821)	(75,830)	(24,606)

Net change in cash and cash equivalents	(437,600)	610,900	(216,323)
Cash and cash equivalents and restricted cash at beginning of the period	1,623,127	1,194,527	1,805,427

Cash and cash equivalents and restricted cash at end of the period	1,194,527	1,805,427	1,589,104

Operating Activities

Net cash provided by operating activities amounted to US$1,122.6 million in the fiscal year ended May 31, 2024. Our net cash used in operating activities in the fiscal year ended May 31, 2024 reflected net income of US$325.2 million, as adjusted by the reconciliation of certain non-cash items, including US$100.6 million in depreciation and US$122.5 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenue in the amount of US$468.2 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$160.0 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

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

Net cash used in operating activities amounted to US$1,280.5 million in the fiscal year ended May 31, 2022. Our net cash used in operating activities in the fiscal year ended May 31, 2022 reflected net loss of US$1,220.3 million, as adjusted by the reconciliation of certain non-cash items, including US$192.3 million in depreciation and US$133.0 million in share-based compensation expense. Additional factors affecting operating cash flow included a decrease in the deferred revenue in the amount of US$925.0 million, and a decrease in the accrued expenses and other current liabilities account of US$315.8 million, primarily due to a decrease in accrued employee salary expenses and welfare benefits.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou, Hangzhou and Hefei schools, which premises we own. Our cash used in investing activities is primarily related to the premises for the facilities we own and equipment used in our operations, our investment in term deposits and short-term investments.

Net cash used in investing activities amounted to US$1,153.9 million in the fiscal year ended May 31, 2024, compared to net cash used in investing activities amounted to US$37.4 million in the fiscal year ended May 31, 2023 and net cash provided by investing activities of US$1,168.5 million in the fiscal year ended May 31, 2022.

Net cash used in investing activities in the fiscal year ended May 31, 2024 was primarily attributable to net cash of US$792.9 million used for investing in short-term investments and term deposits.

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

Financing Activities

Net cash used in financing activities amounted to US$160.4 million in the fiscal year ended May 31, 2024, compared to net cash used in financing activities amounted to US$246.9 million in the fiscal year ended May 31, 2023 and net cash used in financing activities amounted to US$230.9 million in the fiscal year ended May 31, 2022.

Net cash used in financing activities in the fiscal year ended May 31, 2024 was primarily attributable to the funds used for share repurchase in the amount of US$62.9 million and purchase of non-controlling interest in the amount of US$84.5 million.

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

Material cash requirements

Our material cash requirements as of May 31, 2024 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, long-term debt obligations and funds used for share repurchase and dividend payment.

The expansion of our existing program, service and product offerings to new areas and launch of new business initiatives have required investment. Our capital expenditures were US$150.7 million, US$143.0 million and US$283.4 million in the fiscal years ended May 31, 2022, 2023 and 2024, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

Our operating lease commitments consist of the commitments under the lease agreements for our schools, learning centers, office premises and other facilities. As of May 31, 2024, the payment due within one year and thereafter for our operating lease commitments amounted to US$707.3 million.

Our long-term debt obligations consist of the principal amount and cash interests in connection with unsecured senior notes issued in July 2020. In July 2020, we issued unsecured senior notes for a principal amount of US$300 million which were listed in the Hong Kong Stock Exchange. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021. As of May 31, 2024, we repurchased an aggregate principal amount of US$285.6 million of the notes with a total cash consideration of US$271.0 million, and the outstanding principal amount of the unsecured senior notes was US$14.4 million.

On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. In June 2023 and May 2024, our board of directors further authorized to extend the share repurchase program by twelve months through May 31, 2024 and May 31, 2025, respectively. In August 2024, our board of directors approved an adjustment to the share repurchase program, increasing the aggregate value of shares that we are authorized to repurchase under the share repurchase program from US$400 million to US$700 million. As of September 16, 2024, we repurchased an aggregate of 9,093,038 ADSs under this share repurchase program. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

On August 19, 2024, our board of directors declared a special cash dividend in the amount of US$0.60 per ADS or US$0.06 per common share to holders of ADSs and common shares of record as of the close of business on September 9, 2024. The aggregate amount of cash dividends to be paid was approximately US$100.0 million.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of May 31, 2024.

Holding Company Structure

Overview

New Oriental is a holding company with no material operations of its own. We conduct substantially all of our business in China through contractual arrangements with the variable interest entities, and their schools and subsidiaries and shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2022, 2023 and 2024, the consolidated affiliated entities contributed in aggregate 99.6%, 99.5% and 99.2%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the variable interest entities primarily consist of the leasing of our commercial property. As of May 31, 2023 and 2024, the consolidated affiliated entities accounted for an aggregate of 56.1% and 62.2%, respectively, of our total assets, and 95.2% and 96.7%, respectively, of our total liabilities. The assets not associated with the consolidated affiliated entities primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2023 and 2024, US$1,013.3 million and US$1,031.0 million, respectively, of these assets were denominated in U.S. dollars, and US$1,240.6 million and US$1,364.2 million, respectively, of these assets were denominated in RMB and the remaining are denominated in other foreign currencies, including British pounds and Hong Kong dollars.

As a holding company, New Oriental’s ability to pay dividends and other cash distributions to its shareholders depends in part upon dividends and other distributions paid to it by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the variable interest entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2022, 2023 and 2024, the total amount of service fees payable to our PRC subsidiaries from the variable interest entities under the service agreements was US$580.8 million, US$61.8 million and US$309.1 million, respectively.

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

Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with the variable interest entities, the earnings and cash of variable interest entities and their schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2024, the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$956.1 million, and the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$2,374.6 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Technology Capabilities and Infrastructure

Our continuous development in technology capabilities has contributed to our sustained success in the private education industry. We believe our strong technology capabilities enable us to deliver a superior learning experience and improve our operational efficiency. We employ experienced research and development personnel to build, maintain and upgrade our technologies and systems. We had approximately 3,000, 2,900 and 3,200 research and development personnel as of May 31, 2022, 2023 and 2024, respectively.

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

One of our ongoing focuses is to maintain reliable systems. We have implemented performance monitoring for all key web and business systems to enable us to respond quickly to potential problems. Based on cluster technology, our system can identify errors and isolate failed servers automatically so that our customers can access our services at any time. Our websites are hosted at third-party facilities in Beijing. These facilities provide redundant utility systems, a backup electric generator and 24-hour a day server support. All servers have redundant power supplies and file systems to maximize system and data availability. We regularly back up our database on a server hosted at an Internet data center to minimize the impact of data loss due to system failures. We do not capitalize any related costs.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secrets laws as well as confidentiality agreements with our employees, contractors and others. As of May 31, 2024, we had 28 main works of art copyrights and 45 main software copyrights in China relating to various aspects of our operations, and 16 main trademark registrations in China, of which “ ,” “ ,” and “ ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China. Our main websites are located at www.xdf.cn, www.neworiental.org, www.eastbuy.com and www.koolearn.com. In addition, we have registered other domain names, including dogwood.com.cn, blingabc.com and ileci.com.

We have adopted guidelines, procedures and safeguards designed to educate our employees and contractors regarding the importance of respecting the intellectual property rights of third parties, and detect and prevent any conduct or activities by our employees or contractors that infringe or have the potential to infringe upon such third-party rights. The guidelines specify certain key principles and policies that we require all of our employees and contractors to uphold as a fundamental condition of their employment. The procedures and safeguards we have implemented to ensure compliance with these principles and policies include the assignment of dedicated staff to monitor and enforce compliance with these intellectual property guidelines, including in particular our content control group, which reviews the content of our course materials to ensure that no infringing materials are used in our classrooms. We have also made efforts to ensure that our marketing materials are reviewed and approved by appropriate management before being distributed to the public. We believe these guidelines, procedures and safeguards increase our ability to avoid infringing or potentially infringing activities, reduce our exposure to third-party claims and protect our reputation as a company that respects the intellectual property rights of third parties.

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

Please refer to “—A. Operating Results” for a discussion of known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since June 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	61	Executive Chairman
Chenggang Zhou	62	Director and Chief Executive Officer
Zhihui Yang	50	Executive President and Chief Financial Officer
Louis T. Hsieh	59	Director
Robin Yanhong Li	55	Independent Director
Denny Ting Bun Lee	56	Independent Director
John Zhuang Yang	69	Independent Director

Mr. Michael Minhong Yu is the founder of our company and has served as the chairman of our board of directors since August 2001. He was our chief executive officer from 2001 to September 2016. Mr. Yu currently serves as the chairman of the board, executive director and chief executive officer of East Buy Holding Limited (HKEX: 1797), our majority-owned subsidiary. Prior to founding our first school in 1993, Mr. Yu was an English instructor at Peking University from 1985 to 1991. Mr. Yu received his bachelor’s degree in English from Peking University.

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

Mr. Louis T. Hsieh has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh also serves as an independent director and chairman of the audit committee since May 2014, of JD.com Inc. (Nasdaq: JD; HKEX: 9618), a leading technology driven e-commerce company in China listed on Nasdaq and the Hong Kong Stock Exchange, and an independent director of YUM China (NYSE: YUMC; HKEX: 9987) from November 2016 to June 2023, and chairman of the audit committee from 2016 to 2019, of Yum China Holdings, Inc. From May 2017 to October 2019, Mr. Hsieh served as the global chief financial officer of NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO), a leading electric car original equipment manufacturer. From April 2021 to May 2024, he served as the global chief financial officer of Hesai Technology (NASDAQ:HSAI), a global leader in 3-D Lidar solutions. Prior to joining us in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Mr. Denny Ting Bun Lee has served as our independent director since September 2006. Mr. Lee currently also serves as the chairman of the audit committees and independent non-executive director on the boards of NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) and Jianpu Technology Inc. (OTCQB: AIJTY). From April 2002 to June 2022, Mr. Lee served as a director of NetEase, Inc., formerly known as NetEase.com, Inc., which is listed on the Nasdaq Global Select Market (NASDAQ: NTES) and the Hong Kong Stock Exchange (HKEX: 9999). He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. John Zhuang Yang has served as our independent director since August 2007. From July 2021, he has also served as an independent director of UXIN Limited, which is a used car company listed on the Nasdaq Stock Market. Dr. Yang was Co-Dean and Professor of Management of the Beijing International MBA Program (BIMBA) at National School of Development of Peking University from 2001 to 2020. He is now Professor Emeritus of Peking University and an adjunct professor of management at Schwarzman College, Tsinghua University. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as a conviction of or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure, death, or physical or mental incapacitation. We may also terminate an executive officer’s employment without cause. In such case we are required to provide severance compensations as expressly required by applicable law. An executive officer may terminate his employment with us at any time with a one-month prior notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. An executive officer may also resign prior to the expiry of the term of his employment agreement if our board approves his resignation or agrees to an alternative arrangement with such executive officer.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Our executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and one year following the termination or expiry of such employment agreement. Specifically, each executive officer has agreed not to (1) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business or (3) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2024, we paid an aggregate of approximately US$1.5 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$47.2 thousand. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

Share Incentives

2016 Share Incentive Plan

We adopted our 2016 Share Incentive Plan, or the 2016 plan, in January 2016 to continue to provide incentives to employees, directors and consultants after the expiration of our 2006 plan. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 plan is 100,000,000 shares (taking into account the one-for-ten share split that took effect on March 10, 2021). The 2016 plan has a term of 10 years, unless terminated earlier. As of May 31, 2024, an aggregate of 21,469,262 non-vested equity shares remain outstanding under the 2016 Share Incentive Plan, excluding non-vested equity shares that were forfeited or cancelled after the relevant grant date.

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

The following table summarizes, as of September 16, 2024, the outstanding non-vested equity shares granted under our 2016 plan to our directors and executive officers (taking into account the one-for-ten share split that took effect on March 10, 2021).

Name	Common Shares Underlying Outstanding NES	Exercise Price (US$/ Share)	Date of Grant	Date of Vest
Michael Minhong Yu	*	†	09/09/2022	06/30/2025
Chenggang Zhou	*	†	09/09/2022	06/30/2025
Zhihui Yang	*	†	09/09/2022	06/30/2025
Louis T. Hsieh	*	†	09/09/2022	06/30/2025
Robin Yanhong Li	*	†	09/09/2022	06/30/2025
Denny Ting Bun Lee	*	†	09/09/2022	06/30/2025
John Zhuang Yang	*	†	09/09/2022	06/30/2025

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

East Buy Share Option Schemes

On July 13, 2018, the board of directors of East Buy approved an employee’s share option plan, or the East Buy Pre-IPO Share Option Scheme, under which East Buy is authorized to issue up to 47,836,985 shares in East Buy pursuant to awards granted to any director, employee, contractor or affiliate of East Buy (including nominees and/or trustees of any employee benefit trusts established for them). As of May 31, 2024, options to obtain an aggregate of 25,940,885 shares in East Buy remained outstanding under the East Buy Pre-IPO Share Option Scheme. No options were forfeited and no shares were cancelled in the fiscal year ended May 31, 2024.

On January 30, 2019, the board of directors of East Buy approved an employee’s share option plan, or the East Buy Post-IPO Share Option Scheme, under which East Buy was authorized to issue up to 91,395,910 shares in East Buy pursuant to awards granted to, among others, directors, employees of East Buy or its affiliate. As of May 31, 2024, options to obtain an aggregate of 34,483,946 shares in East Buy remained outstanding under the East Buy Post-IPO Share Option Scheme. Options to obtain 2,036,188 shares in East Buy shares were either forfeited or cancelled in the fiscal year ended May 31, 2024. The East Buy Post-IPO Share Option Scheme was terminated following the effectiveness of the East Buy 2023 Scheme (as defined below) in March 2023, provided that any granted and unexercised options made under the Post-IPO Share Option Scheme immediately before the termination shall continue to be valid and exercisable in accordance with the terms of the grant and original Post-IPO Share Option Scheme rules.

On March 9, 2023, the shareholders of East Buy approved an employee’s share incentive scheme, or the East Buy 2023 Scheme, under which East Buy is authorized to issue up to 101,351,871 shares in East Buy pursuant to awards granted to, among others, directors, employees of East Buy or its affiliate. As of May 31, 2024, awards to obtain an aggregate of 17,646,330 shares in East Buy remained outstanding under the East Buy 2023 Scheme. Awards to obtain 399,000 shares in East Buy shares were either forfeited or cancelled in the fiscal year ended May 31, 2024.

C.	Board Practices

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are, or had been, our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2024, our board held meetings or passed resolutions by unanimous written consent eighteen times.

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

In the fiscal year ended May 31, 2024, the audit committee held meetings or passed resolutions by unanimous written consent six times, and also approved certain other matters together with the rest of the board members four times, including the audit committee’s approval of two quarterly earnings releases, semi-annual result and annual result.

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

In the fiscal year ended May 31, 2024, the compensation committee passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members once.

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

In the fiscal year ended May 31, 2024, the nominating and corporate governance committee passed resolutions by unanimous written consent once.

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

We had 46,653, 50,438 and 67,935 full-time employees and 6,418, 5,068 and 7,070 contract teachers and staff as of May 31, 2022, 2023 and 2024, respectively. We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete agreements with our key full-time employees. Our contract teachers generally enter into exclusive service agreements with us.

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

We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us who owns beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 16, 2024.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	199,352,640	12.2
Chenggang Zhou	*	*
Zhihui Yang	*	*
Louis T. Hsieh	*	*
Robin Yanhong Li	*	*
Denny Ting Bun Lee	*	*
John Zhuang Yang	*	*
All Directors and Executive Officers as a Group(4)	208,098,025	12.7
Principal Shareholders:
Tigerstep Developments Limited(5)	198,385,540	12.1
FMR LLC and its affiliate (6)	89,227,574	5.5
GIC Private Limited(7)	82,282,305	5.0

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,635,288,333, being the number of common shares outstanding as of September 16, 2024 and (ii) the number of non-vested equity shares held by such person or group that will vest within 60 days after September 16, 2024.

(3)

Includes (i) 165,235,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company wholly owned by Mr. Michael Minhong Yu and (ii) 3,411,764 ADSs (each representing ten underlying common shares), which consist of 3,315,054 ADSs held by Tigerstep Developments Limited and 96,710 ADSs held by Mr. Yu. Through a trust arrangement, Mr. Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Developments Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)	Includes (i) common shares and (ii) non-vested equity shares that will vest within 60 days after September 16, 2024 held by all of our directors and senior executive officers as a group.
(5)

Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Mr. Michael Minhong Yu. The registered address of Tigerstep Developments Limited is Oleander Building, Suites OL-7 and OL-8, 13a J. R. O’Neal Drive, P.O. Box 2416, Port Purcell, Tortola, VG1110, British Virgin Islands.

(6)

Represents 89,227,574 common shares beneficially owned by FMR LLC and Abigail P. Johnson, as reported in a Schedule 13G filed by FMR LLC and Abigail P. Johnson with the SEC on February 9, 2024 (the “Schedule 13G”). As reported in the Schedule 13G, members of the Johnson family, including Abigail P. Johnson, a director, the chairman and the chief executive officer of FMR LLC, may be deemed under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210, United States.

(7)

Represents (i) 72,369,822 common shares, including 28,159,510 common shares represented by 2,815,951 ADSs, and (ii) 10,912,483 common shares, including 3,976,560 common shares represented by 397,656 ADSs, beneficially owned by GIC Private Limited, or GIC, as reported in a Schedule 13G filed by GIC with the SEC on July 5, 2024 (the “Schedule 13G”). As reported in the Schedule 13G, GIC has the sole voting and disposal power over 72,369,822 shares it beneficially owns and shares voting and disposal power over 10,912,483 shares it beneficially owns with the Monetary Authority of Singapore. GIC is wholly-owned by the Government of Singapore, who disclaims beneficial ownership of such shares, as reported in the Schedule 13G. The address of GIC is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of September 16, 2024, we had 1,635,288,333 common shares outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 49.5% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our common shares in the United States.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Acquisition of Online Education Business from East Buy

On November 21, 2023, as part of our business line reorganization, Elite Concept Holdings Limited, our wholly-owned subsidiary and New Oriental China entered into an agreement with East Buy and its subsidiaries and variable interest entity, pursuant to which Elite Concept Holdings Limited and New Oriental China agreed to acquire East Buy’s online education business at an aggregate consideration of RMB1.5 billion. The consideration was agreed by the parties after arm’s length negotiations, with reference to an independent valuation. The acquisition was completed in March 2024. Upon completion, the online education business was deconsolidated from East Buy’s consolidated financial statements and is now recorded by us under educational services.

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

Lease Arrangements with a Related Party

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding China Limited, or Metropolis Holding. In March 2012, Fine Talent Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2024, 24 of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically three years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2024, we accrued a total of US$10.9 million rent to Metropolis Holding. As of May 31, 2024, amounts due from Metropolis Holding were US$4.5 million, which represented prepaid rent and rental deposit. In addition, Metropolis Holding, as a property management company, also provided property management services to the Company for several rented floors of office space. As of May 31, 2024, amounts due to Metropolis Holding were US$0.3 million, which represented accrued but unpaid service fee.

Acquisition of Sponsorship Interest from a Related Party

In June 2023 and February 2024, we acquired 9.09% and 90.91% of the sponsorship interest in Beijing Changping District Miaofeng Academy Training School, or Beijing Miaofeng, held by Mr. Yu, our executive chairman, for a consideration of US$13.8 thousand and US$138.1 thousand, respectively. In connection with the acquisition, we provided a loan with a principal amount of US$36.2 million to Beijing Miaofeng primarily for obtaining a land use right that is in the process of registration application by Beijing Miaofeng for our future operational use. We have become the sole sponsor of Beijing Miaofeng since February 2024 and therefore Beijing Miaofeng has since ceased to be a related party.

Loans to a Related Party

Beijing MaxEn International Education Consulting Company Limited is an equity method investee of us. As of May 31, 2022, the outstanding balance of the loans was US$40.2 million, which was fully impaired.

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

During the fiscal year ended May 31, 2024, we recorded revenue in the amount of US$251 thousand from other related parties. As of May 31, 2024, we had US$7.1 million in aggregate due from other related parties and US$238 thousand in aggregate due to other related parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. “Financial Statements.”

Legal and Administrative Proceedings

From time to time, we have been and may be subject to legal or regulatory proceedings, investigations and claims incidental to the conduct of our business.

Litigation

Beginning in February 2022, our company and certain of our officers and directors were named as defendants in two related securities class actions filed in the United States District Court for the Southern District of New York. In June 2022, these actions were consolidated under the caption In re New Oriental Education & Technology Group Inc. Securities Litigation, No. 1:22-CV-01014. On September 2, 2022, Lead Plaintiff filed its amended consolidated complaint purportedly on behalf of a class of persons who purchased or acquired our company’s ADSs between October 23, 2018 and July 25, 2021, alleging that defendants’ statements contained alleged misstatements and omissions regarding our company’s business and compliance practices in violation of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Plaintiff filed the Second Amended Consolidated Complaint on December 9, 2022. The defendants’ motion-to-dismiss was fully briefed and argued as of May 2024. The Court has yet to rule on the Motion. This action remains in its preliminary stage, and we are unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this case.

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

Dividend Policy

On August 19, 2024, our board of directors declared a special cash dividend in the amount of US$0.6 per ADS or US$0.06 per common share to holders of ADSs and common shares of record as of the close of business on September 9, 2024. The aggregate amount of cash dividends to be paid was approximately US$100.0 million. We currently do not have any dividend policy.

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

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Act, Cap 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The following are summaries of material provisions of our third amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, which hold in aggregate at least one-tenth of the voting share capital, for as long as the shares remain listed on the Hong Kong Stock Exchange, or otherwise at least one-third of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate (i) not less than 10% of our voting share capital for as long as the shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise not less than 33% of our voting share capital. The minimum notice period required to convene an annual general meeting is 21 days, and any other general meeting shall be called by at least 14 days’ notice as long as our shares remain listed on the Hong Kong Stock Exchange, or otherwise at least seven business days’ notice.

All general meetings (including the annual general meeting, any adjourned meeting or postponed meeting) may be held as a physical meeting, as a hybrid meeting or as an electronic meeting, as may be determined by the board of directors in its absolute discretion in accordance with the third amended and restated memorandum and articles of association.

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

Disclosure of Shareholder Ownership. There are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed. An exempted company incorporated under the laws of the Cayman Islands, is required to maintain a beneficial ownership register at its registered office that records details of the persons who ultimately own or control, directly or indirectly, more than 25% of the equity interests or voting rights of the company or otherwise exercise ultimate effective control over the management of the company or are identified as exercising control of the company through other means. The beneficial ownership register is not a public document and is only accessible by a designated competent authority of the Cayman Islands. Such requirement does not, however, apply to an exempted company with its shares listed on an approved stock exchange, which includes the NYSE. Accordingly, for so long as our shares are listed on the NYSE, we are not required to maintain a beneficial ownership register provided our corporate services provider files certain required particulars in respect of such listing with the competent authority of the Cayman Islands.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

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

In addition, directors of a Cayman Islands company must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board. Our third amended and restated memorandum and articles of association provides that a director with an interest (direct or indirect) in a contract or arrangement or proposed contract or arrangement with the company must declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he is or has become so interested.

A general notice may be given at a meeting of the board of directors to the effect that (i) the director is a member/officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him, will be deemed sufficient declaration of interest. Following the disclosure being made pursuant to our third amended and restated memorandum and articles of association and subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

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

There are no statutory requirements under Cayman Islands law allowing our shareholders to requisition a shareholders’ meeting. However, under our third amended and restated articles of association, on the requisition of shareholders representing not less than 33% of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, and our third amended and restated articles of association do not require us to call such meetings every year.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the holders of our ADSs or common shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management body” within the PRC is considered as a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the PRC Enterprise Income Tax Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The State Administration of Taxation has issued circular to provide that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the State Administration of Taxation issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. In addition, the State Administration of Taxation issued a bulletin on January 29, 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC enterprise shareholders by us, or the gain our non-PRC enterprise shareholders may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the PRC Enterprise Income Tax Law.

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

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX, MINIMUM TAX, MEDICARE TAX AND NON-INCOME TAX (SUCH AS THE UNITED STATES FEDERAL ESTATE OR GIFT TAX) CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF ADSS OR COMMON SHARES.

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

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of common shares or ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our common shares or ADSs and partners in such partnerships should consult their tax advisors regarding the United States federal income tax considerations relating to the ownership or disposition of our common shares or ADSs.

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

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended May 31, 2024. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended May 31, 2023. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to be a PFIC.

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

In the event, however, that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”). U.S. Holders are advised to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

Dividends paid on our ADSs and common shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common shares. A U.S. Holder may be subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As discussed above, assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended May 31, 2024. However, as previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended May 31, 2023. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or common shares under their particular circumstances.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or common shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

As discussed above, assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended May 31, 2024. However, as previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended May 31, 2023. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above, assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended May 31, 2024. However, as previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended May 31, 2023. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares, and (2) any gain realized on the sale or other disposition of ADSs or common shares. Under these PFIC rules:

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

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to meet the threshold requirements for PFIC status. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or common shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or common shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or common shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or common shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. In particular, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$48.7 million in our interest income for the year ended May 31, 2024.

Foreign Exchange Risk

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. In the fiscal year ended May 31, 2024, we received a sum of US$1.4 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received was recognized in other income.

Conversion between Common Shares and ADSs

Dealings and Settlement of Common Shares in Hong Kong

Our common shares trade on the Hong Kong Stock Exchange in board lots of 100 common shares following a share subdivision that took effect on March 10, 2021. Dealings in our common shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our common shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	Financial Reporting Council transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•

brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•

the Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, will charge HK$2.50 (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of common shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

Conversion between Common Shares Trading in Hong Kong and ADSs

In connection with the initial public offering of common shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which is maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, continues to be maintained by our principal share registrar, Conyers Trust Company (Cayman) Limited, in the Cayman Islands.

As described in further detail below, holders of common shares registered on the Hong Kong share register are able to convert these shares into ADSs, and vice versa.

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

All costs attributable to the transfer of common shares to effect a withdrawal from or deposit of common shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of common shares and ADSs should note that the Hong Kong share registrar will charge HK$2.50 (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules) for each transfer of common shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of common shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of common shares into, or withdrawal of common shares from, our ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2024, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2024 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of New Oriental Education & Technology Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended May 31, 2024, of the Company and our report dated September 25, 2024, expressed an unqualified opinion on those financial statements.

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
25
, 2024
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

	For the Years Ended May 31,
(in thousands of US$)	2023	2024
Audit fees (1)	1,970	2,104
Audit related fees (2)	598	718
Tax fees (3)	147	175
All other fees	110	125

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

(3)
“Tax fees” represents the aggregated fees billed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. The policy of our audit committee is to pre-approve
all audit and
non-audit
services provided by our principal auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of our company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. In June 2023 and May 2024, our board of directors further authorized to extend the share repurchase program by twelve months through May 31, 2024 and May 31, 2025, respectively. In August 2024, our board of directors approved an adjustment to the share repurchase program, increasing the aggregate value of shares that we are authorized to repurchase under the share repurchase program from US$400 million to US$700 million.

As of September 16, 2024, we repurchased an aggregate of 9,093,038 ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us.

	Total Number of ADSs Purchased	Average Price Paid Per ADS ($)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan ($)
Period
June 1, 2023 to June 30, 2023	—	—	5,946,314	508,371,742
July 1, 2023 to July 31, 2023	—	—	5,946,314	508,371,742
August 1, 2023 to August 31, 2023	11,000	55.0	5,957,314	507,766,438
September 1, 2023 to September 30, 2023	20,000	54.5	5,977,314	506,676,709
October 1, 2023 to October 31, 2023	—	—	5,977,314	506,676,709
November 1, 2023 to November 30, 2023	—	—	5,977,314	506,676,709
December 1, 2023 to December 31, 2023	2,500	69.7	5,979,814	506,502,335
January 1, 2024 to January 31, 2024	10,000	68.5	5,989,814	505,817,236
February 1, 2024 to February 29, 2024	—	—	5,989,814	505,817,236
March 1, 2024 to March 31, 2024	600	84.9	5,990,414	505,766,273
April 1, 2024 to April 30, 2024	128,395	81.2	6,118,809	495,336,034
May 1, 2024 to May 31, 2024	611,448	81.6	6,730,257	445,428,308
June 1, 2024 to June 30, 2024	243,160	75.8	6,973,417	427,006,012
July 1, 2024 to July 31, 2024	309,421	74.6	7,282,838	403,927,110
August 1, 2024 to August 31, 2024	1,261,200	65.7	8,544,038	321,070,232
September 1, 2024 to September 16, 2024	549,000	60.6	9,093,038	287,821,067

Total	3,146,724	70.1	9,093,038	287,821,067

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. Currently, we have six directors on our board, consisting of three independent directors and three directors who are or had been our executive officers or employed by us. Nevertheless, we have maintained fully independent audit, compensation and nominating and corporate governance committees on our board of directors since the first anniversary of our NYSE listing.

Section 303A.08 of the NYSE Listed Company Manual requires a listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Under Cayman Islands law, we are not required to obtain shareholders’ approval for adoption of new equity-compensation plans or amendments to our existing equity incentive plan. Our board adopted our 2016 share incentive plan in January 2016. We have followed the home country practice and did not obtain shareholder approval for adopting the 2016 share incentive plan.
Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. A copy of our corporate governance guidelines is available on our website at http://investor.neworiental.org.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the NYSE and the Hong Kong Stock Exchange.
The Second Amended and Restated Statement of Policies Governing Material,
Non-Public
Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form
20-F.

ITEM 16K.	CYBERSECURITY
Risk Management and Strategy
We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.
We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our apps, platform and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.
We do not engage any third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company.

At management level, our chief executive officer, chief financial officer and cybersecurity officer, or the Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers shall meet with the board of directors (i) in connection with each current report to furnish information concerning any material cybersecurity incident, report the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, if any, and the relevant disclosure issue, and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our board of directors, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and board of directors, and other members of senior management (if necessary), before it is disseminated to the public.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 6-K (File No. 001-32993) filed with the Commission on November 28, 2023)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to the prospectus filed with the Commission on March 10, 2021 pursuant to Rule 424(b)(3) (File No. 333-253812) under the registration statement on Form F-6 filed with the Commission on March 3, 2021)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 24, 2021)

2.3	Deposit Agreement, dated as of September 12, 2006, between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.2 of the Registrant’s F-3 registration statement (File No. 333-249642) filed with the Commission on October 23, 2020)

2.4	Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) to the registration statement on Form F-6/A (File No. 333-136862) filed with the Commission on June 5, 2007)

Exhibit Number	Description of Document

2.5	Form of Supplement and Amendment No. 2 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.6	Form of Supplement and Amendment No. 3 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.7	Form of Amendment No. 4 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(v) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-253812), filed with the Commission on April 8, 2022)

2.8	Trust Deed, dated as of July 2, 2020, between the Registrant and DB Trustees (Hong Kong) Limited (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.9	Agency Agreement, dated as of July 2, 2020, by and among the Registrant, DB Trustees (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (incorporated herein by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.10*	Description of Securities

4.1	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.2	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.6	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (the predecessor of Beijing Decision Software Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

Exhibit Number	Description of Document

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.9	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment No. 2 to the Registrant’s annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.10	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, and Amendment No. 3 dated as of September 1, 2021 by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.11 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 24, 2021)

4.11	English Translation of Call Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (the predecessor of Beijing Decision Software Technology Co., Ltd.) (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.12	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

4.13	Deed of Non-Competition Undertakings, dated as of August 28, 2018 issued by New Oriental Education & Technology Group Inc. in favor of Koolearn Technology Holding Limited (the predecessor of East Buy Holding Limited) (incorporated by reference to Exhibit 4.14 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.14	English Translation of Equity Pledge Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd, and its shareholders (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.15	English Translation of Exclusive Option Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its shareholders (incorporated by reference to Exhibit 4.16 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.16	English Translation of Powers of Attorney, dated as of May 10, 2018 issued by Beijing New Oriental Xuncheng Network Technology Co., Ltd and its shareholders (incorporated by reference to Exhibit 4.17 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018).

Exhibit Number	Description of Document

4.17	English Translation of Exclusive Management Consultancy and Cooperation Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated by reference to Exhibit 4.18 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.18	English Translation of Letters of Undertaking, dated as of May 10, 2018, issued by (j) Beijing Century Friendship Education Investment Co., Ltd. and its shareholders and (ii) each of the general partners of limited partnerships that are shareholders of Beijing New Oriental Xuncheng Network Technology Co., Ltd. to Koolearn Technology Holding Limited (the predecessor of East Buy Holding Limited) and Beijing Dexin Dongfang Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.19	English Translation of Supplemental Agreement, dated as of October 10, 2019, among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders, and Zhuhai Chongsheng Heli Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

4.20	English Translation of Letter of Acceptance, dated as of October 10, 2019, issued by Beijing Dongfang Youbo Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

4.21	English Translation of Second Supplemental Agreement, dated February 1, 2021, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.22	English Translation of Third Supplemental Agreement, dated May 24, 2023, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.23	English Translation of Letter of Acceptance, dated as of January 12, 2022, issued by Beijing Xinyuanfang Human Resource Service Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.24	English Translation of Letter of Acceptance, dated as of January 12, 2022, issued by Dongfang Optimization (Beijing) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.25	English Translation of Letter of Acceptance, dated as of January 4, 2023, issued by Oriental Selection (Beijing) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

Exhibit Number	Description of Document

4.26*	English Translation of Letter of Acceptance, dated as of March 1, 2024, issued by Oriental Selection (Zhuhai) Tourism and Culture Co., Ltd.

4.27*	English Translation of Letter of Acceptance, dated as of March 7, 2024, issued by Oriental Selection (Jiaxing) Supply Chain Management Co., Ltd.

4.28*	English Translation of Fourth Supplemental Agreement, dated March 7, 2024, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

11.2*	Second Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name:	Chenggang Zhou
Title:	Chief Executive Officer

Date: September 25, 2024

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2022, 2023 AND 2024

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss)/ income, changes in equity and cash flows for each of the three years in the period ended May 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September
25,
2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - CONTINUED

Revenue recognition - Educational services and test preparation courses - refer to Note 2 and Note 21 of the Financial Statements
Critical Audit Matter Description
The revenues of educational services and test preparation courses of the Company are primarily derived from tutoring fees that the Company charges students in advance for its educational services and test preparation courses for the year ended May 31, 2024, which is recognized proportionately over the service period. Revenues of US$2,716,174 thousand were recognized for the current year.
We focused on this area as significant efforts were spent on auditing the occurrence of revenue recognition due to the magnitude of revenue amount and the huge volume of revenue transactions recorded which are required to be processed through the Company’s information technology (“IT”) systems related to revenue orders or contracts initiation, cash collection, tutoring hours delivery and revenue recognition.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to addressing this critical audit matter comprised of the following control testing and substantive procedures, among others:

•	We understood and tested management’s process and controls in respect of revenue recognition of educational services and test preparation courses.

•	We discussed with management and evaluated their judgements made in determining the method and timing of revenue recognition and calculation.

•
We tested, on a sample basis, transactions by checking the cash receipt, reviewing the underlying orders or contracts, reviewing the tutoring hours delivered and agreeing them to the underlying data from the system used in the transaction processes, and then recalculating the revenue amount.

•	With the assistance of our IT specialists:

•	We tested the IT environment in which revenue orders or contracts are initiated, cash is collected, tutoring hours are delivered and revenue is recognized;

•	We tested the automatic controls over systematic recognition of revenue;
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
September
25
, 2024
We have served as the Company’s auditor since 2006.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2023	2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,662,982	1,389,359
Restricted cash, current	110,892	177,411
Term deposits, current	855,784	1,320,167
Short-term investments	1,477,843	2,065,579
Accounts receivable, net of allowance of US$1,599 and US$1,034 as of May 31, 2023 and 2024, respectively	33,074	29,689
Inventory, net	52,689	92,806
Prepaid expenses and other current assets, net of allowance of US$691 and US$605 as of May 31, 2023 and 2024, respectively	211,240	309,464
Amounts due from related parties, current	9,383	4,403

Total current assets	4,413,887	5,388,878

Restricted cash, non-current	31,553	22,334
Term deposits, non-current	462,734	169,203
Property and equipment, net	359,760	507,981
Land use rights, net	3,321	4,450
Amounts due from related parties, non-current	1,735	7,273
Long-term deposits	26,492	38,161
Intangible assets, net	25,179	18,672
Goodwill, net	105,514	103,958
Long-term investments, net (including available-for-sale investment of US$159,588 and US$135,777 as of May 31, 2023 and 2024, respectively)	399,585	355,812
Deferred tax assets, non-current, net	55,933	72,727
Right-of-use assets	439,535	653,905
Other non-current assets	67,230	188,319

Total assets	6,392,458	7,531,673

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS - CONTINUED
(In thousands, except
share
and per share data, or otherwise noted)

	As of May 31,
	2023	2024
	US$	US$
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$69,102 and US$105,174 as of May 31, 2023 and 2024, respectively)	69,764	105,681
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$553,883 and US$738,409 as of May 31, 2023 and 2024, respectively)	569,437	774,805
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$64,890 and US$ 89,920 as of May 31, 2023 and 2024, respectively)	118,049	139,822
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$346 and US$551 as of May 31, 2023 and 2024, respectively)	346	551
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$1,308,276 and US$1,775,102 as of May 31, 2023 and 2024, respectively)	1,337,630	1,780,063
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated variable interest entities without recourse to the Company of US$149,127 and US$196,936 as of May 31, 2023 and 2024, respectively)	155,752	199,933

Total current liabilities	2,250,978	3,000,855

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$23,602 and US$19,188 as of May 31, 2023 and 2024, respectively)	23,849	19,407
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2023 and May 31, 2024, respectively)	14,653	14,403
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$285,667 and US$443,117 as of May 31, 2023 and 2024, respectively)	288,190	447,994

Total liabilities	2,577,670	3,482,659

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS - CONTINUED
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2023	2024
	US$	US$
Commitments and contingencies (Note 20)
Equity
Common shares (US$0.001 par value; 3,000,000,000 shares authorized as of May 31, 2023 and 2024; 1,714,218,870 and 1,714,218,870 shares issued as of May 31, 2023 and 2024; 1,643,162,653 and 1,647,514,863 shares outstanding as of May 31, 2023 and 2024, respectively)	1,703	1,703
Treasury stock	(59)	(55)
Additional paid-in capital	1,939,585	1,869,953
Statutory reserves	464,662	485,753
Retained earnings	1,225,861	1,514,361
Accumulated other comprehensive loss	(27,404)	(95,781)

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,604,348	3,775,934

Non-controlling interests	210,440	273,080

Total equity	3,814,788	4,049,014

Total liabilities and equity	6,392,458	7,531,673

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2022	2023	2024
	US$	US$	US$
Net revenues
Net service revenues	3,050,022	2,544,729	3,500,998
Net product revenues	55,224	453,031	812,588

Total net revenues	3,105,246	2,997,760	4,313,586
Operating cost and expenses
Cost of revenues	(1,754,291)	(1,409,438)	(2,050,960)
Selling and marketing	(466,895)	(444,693)	(660,586)
General and administrative	(1,866,573)	(953,583)	(1,251,615)
Total operating cost and expenses	(4,087,759)	(2,807,714)	(3,963,161)

Operating (loss)/income	(982,513)	190,046	350,425

Other income/(expense)
Interest income	123,542	114,453	153,589
Interest expense	(4,050)	(707)	(298)
Realized gain from long-term investments	22,004	767	185
Impairment loss from long-term investments	(129,350)	(8,056)	(30,007)
(Loss)/gain from fair value change of investments	(14,933)	(860)	19,025
Loss on deconsolidation of subsidiaries	(79,609)	—	—
Miscellaneous income, net	32,411	12,888	922

(Loss)/income before income taxes and loss from equity method investments	(1,032,498)	308,531	493,841

Provision for income taxes:
Current	(44,378)	(97,594)	(130,927)
Deferred	(91,934)	31,528	21,237

Provision for income taxes	(136,312)	(66,066)	(109,690)

Loss from equity method investments	(51,466)	(7,102)	(58,933)

Net (loss)/income	(1,220,276)	235,363	325,218

Less: Net (loss)/income attributable to non-controlling interests	(32,555)	58,022	15,627

Net (loss)/income attributable to New Oriental Education & Technology Group Inc.’s shareholders	(1,187,721)	177,341	309,591

Net (loss)/income per common share (Note 18)
- Basic	(0.70)	0.11	0.19
- Diluted	(0.70)	0.10	0.18
Weighted average shares used in calculating basic and diluted net (loss)/income per common share
- Basic	1,696,419,232	1,678,264,547	1,653,597,432
- Diluted	1,696,419,232	1,685,631,987	1,669,499,952
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/ INCOME
(In thousands, except share and per share data, or otherwise noted)

	For the years ended May 31,
	2022	2023	2024
	US$	US$	US$
Net (loss)/income	(1,220,276)	235,363	325,218
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(118,872)	(155,517)	(51,130)
Unrealized loss on available-for-sale investments, net of tax effect of US$1,316, US$513 and US$6,191 for the years ended May 31, 2022, 2023 and 2024, respectively	(12,896)	(2,279)	(18,843)

Other comprehensive loss, net of tax	(131,768)	(157,796)	(69,973)

Comprehensive (loss)/income	(1,352,044)	77,567	255,245

Comprehensive (loss)/income attributable to non-controlling interests	(31,539)	56,644	14,031

Comprehensive (loss)/income attributable to New Oriental Education & Technology Group Inc.’s shareholders	(1,320,505)	20,923	241,214

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Accumulated other comprehensive (loss)/income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2021	1,690,082,150	1,690	1,948,884	261,798	447,504	2,253,399	4,913,275	104,901	5,018,176
Vested nonvested equity shares (“NES”)	6,884,033	7	(7)	—	—	—	—	—	—
Share-based compensation expenses	—	—	118,487	—	—	—	118,487	14,481	132,968
Exercise of share options in East Buy	—	—	—	—	—	—	—	175	175
Transfer to statutory reserves	—	—	—	—	316	(316)	—	—	—
Net loss	—	—	—	—	—	(1,187,721)	(1,187,721)	(32,555)	(1,220,276)
Foreign currency translation adjustment	—	—	—	(119,888)	—	—	(119,888)	1,016	(118,872)
Unrealized loss on available-for-sale investments, net of tax effect of US$1,316	—	—	—	(12,896)	—	—	(12,896)	—	(12,896)
Loss on sales of restricted shares	—	—	(5,751)	—	—	—	(5,751)	—	(5,751)

Balance as of May 31, 2022	1,696,966,183	1,697	2,061,613	129,014	447,820	1,065,362	3,705,506	88,018	3,793,524

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive (loss)/income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2022	1,696,966,183	1,697	2,061,613	—	129,014	447,820	1,065,362	3,705,506	88,018	3,793,524
Share repurchase	(59,463,140)	—	(191,569)	(59)	—	—	—	(191,628)	—	(191,628)
Vested NES	5,659,610	6	(6)	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	69,547	—	—	—	—	69,547	20,241	89,788
Transfer to statutory reserves	—	—	—	—	—	16,842	(16,842)	—	—	—
Net income	—	—	—	—	—	—	177,341	177,341	58,022	235,363
Foreign currency translation adjustment	—	—	—	—	(154,139)	—	—	(154,139)	(1,378)	(155,517)
Unrealized loss on available-for-sale investments, net of tax effect of US$513	—	—	—	—	(2,279)	—	—	(2,279)	—	(2,279)
Non-controlling interests recognized through business acquisitions	—	—	—	—	—	—	—	—	32,659	32,659
Exercise of share options in East Buy Holding Limited (East Buy)	—	—	—	—	—	—	—	—	12,878	12,878

Balance as of May 31, 2023	1,643,162,653	1,703	1,939,585	(59)	(27,404)	464,662	1,225,861	3,604,348	210,440	3,814,788

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED
STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive (loss)/income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2023	1,643,162,653	1,703	1,939,585	(59)	(27,404)	464,662	1,225,861	3,604,348	210,440	3,814,788
Share repurchase	(7,839,430)	—	(62,935)	(8)	—	—	—	(62,943)	—	(62,943)
Purchase of non-controlling interests (Note 2)	—	—	(57,357)	—	—	—	—	(57,357)	(27,108)	(84,465)
Vested NES	12,191,640	—	(12)	12	—	—	—	—	—	—
Share-based compensation expenses	—	—	50,672	—	—	—	—	50,672	71,786	122,458
Transfer to statutory reserves	—	—	—	—	—	21,091	(21,091)	—	—	—
Net income	—	—	—	—	—	—	309,591	309,591	15,627	325,218
Foreign currency translation adjustment	—	—	—	—	(49,534)	—	—	(49,534)	(1,596)	(51,130)
Unrealized loss on available-for-sale investments, net of tax effect of US$6,191	—	—	—	—	(18,843)	—	—	(18,843)	—	(18,843)
Exercise of share options in East Buy	—	—	—	—	—	—	—	—	3,931	3,931

Balance as of May 31, 2024	1,647,514,863	1,703	1,869,953	(55)	(95,781)	485,753	1,514,361	3,775,934	273,080	4,049,014

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the years ended May 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from operating activities
Net (loss)/income	(1,220,276)	235,363	325,218
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities
Depreciation of property and equipment	192,291	117,036	100,646
Amortization of intangible assets	1,933	5,583	6,093
Amortization of land use rights	205	84	81
Loss on disposal of property and equipment	—	2,167	—
Loss on deconsolidation of subsidiaries	79,609	—	—
Impairment loss from long-term investments	129,350	8,056	30,007
Impairment loss from other long-lived assets	435,662	—	—
Realized gain from disposal of long-term investments	(22,004)	—	(185)
Loss/(gain) from fair value change of investments	14,933	860	(19,025)
Share-based compensation expenses	132,968	89,788	122,458
Allowance for doubtful accounts	(81)	747	(612)
Loss from equity method investments	51,466	7,102	58,933
Deferred income taxes	89,565	(31,528)	(21,231)
Amortization of discounts and issuance costs of the unsecured senior notes	465	221	—
Gain from extinguishment of debt	(12,579)	(2,347)	—
Return on investment from an equity method investee	—	—	1,386
Changes in operating assets and liabilities
Accounts receivable	(8,113)	(3,870)	3,339
Inventory	1,820	(21,899)	(41,214)
Prepaid expenses and other current assets	42,144	(17,744)	(108,630)
Amounts due from related parties	(22,918)	14,243	(48)
Long-term deposits	23,007	5,006	(12,191)
Right-of-use assets	1,268,055	60,474	(223,101)
Accounts payable	(15,122)	44,048	37,793
Accrued expenses and other current liabilities	(315,830)	83,394	160,036
Income taxes payable	2,179	41,653	21,723
Amounts due to related parties	3,713	138	211
Deferred revenue	(925,048)	469,339	468,197
Operating lease liabilities	(1,207,847)	(136,906)	212,759

Net cash (used in)/provided by operating activities	(1,280,453)	971,008	1,122,643

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(All amounts in thousands)

	For the years ended May 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from investing activities
Purchase of term deposits	(360,633)	(1,236,849)	(981,153)
Proceeds from maturity of term deposits	307,722	1,031,420	801,626
Payments for short-term investments	(540,834)	(2,074,896)	(2,626,749)
Proceeds from maturity of short-term investments	2,040,999	2,397,622	2,013,408
Purchase of property and equipment	(150,738)	(143,045)	(249,393)
Proceeds from disposal of property and equipment	5,387	1,323	423
Payments for long-term investments	(82,082)	(13,597)	(77,892)
Proceeds from disposal of long-term investments	12,350	—	1,191
Business acquisitions, net of cash acquired of nil, US$5,065 and nil for the years ended May 31, 2022, 2023 and 2024, respectively (Note 3)	—	886	—
Prepayment for land use rights (Note 19)	—	—	(33,995)
Proceeds from disposal of land use rights	4,990	2,112	—
Loans provided to related parties	(41,226)	(2,387)	(1,388)
Repayment of loans provided to related parties	6,510	—	—
Deconsolidation of subsidiaries	(33,913)	—	—

Net cash provided by/(used in) investing activities	1,168,532	(37,411)	(1,153,922)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(All amounts in thousands)

	For the years ended May 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share options	175	12,878	3,931
Cash paid for shares repurchase	—	(191,628)	(62,943)
Cash paid for employees’ individual income taxes on withheld shares from exercise of NES	(7,956)	(2,174)	(16,721)
Payments made after business acquisitions	—	(17,179)	—
Repurchase of unsecured senior notes	(221,997)	(48,764)	(240)
Purchase of non-controlling interests	—	—	(84,465)
Other financing activities	(1,080)	—	—

Net cash used in financing activities	(230,858)	(246,867)	(160,438)

Effects of exchange rate changes	(94,821)	(75,830)	(24,606)

Net change in cash, cash equivalents and restricted cash	(437,600)	610,900	(216,323)

Cash, cash equivalents and restricted cash at beginning of year	1,632,127	1,194,527	1,805,427

Cash, cash equivalents and restricted cash at end of year	1,194,527	1,805,427	1,589,104

Supplement disclosure of cash flow information:
Income taxes paid	53,049	55,195	109,154
Interests paid	5,048	798	355
Non-cash investing and financing activities
Payable for investments and acquisitions	1,097	9,531	9,885
Payable for purchase of property and equipment	27,240	27,093	36,136
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2023 AND 2024
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
The Group provides educational services in the People’s Republic of China (the “PRC”) primarily under the “New Oriental” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of educational services and test preparation courses, overseas study consulting services, and educational material and distribution, as well as provision of private label products and livestreaming
e-commerce
and other services.
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
Academic AST Services”) in the mainland of China by the end of December 2021. The revenues from offering
K-9
Academic AST Services accounted for a significant portion of the Company’s total revenues for the year ended May 31, 2022. The Company continued to provide academic services to non
K-9
students and
non-academic
services under the guidance from relevant government authorities. The Company also early terminated certain leased office spaces and learning centers and disposed relevant leasehold improvements and electronic equipment due to the downsized capacity relating to the cessation of
K-9
Academic AST Services in mainland China for the year ended May 31, 2022.

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

As of May 31, 2024, details of the Company’s major subsidiaries, the consolidated VIEs and the VIEs’ major subsidiaries and schools were as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Beijing Decision Software Technology Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational technology and management services
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational consulting
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
East Buy (Formerly known as “Koolearn Technology Holding Limited”)	February 7, 2018	Cayman Islands	57.17%	Investment holding
New Oriental Xuncheng Technology (HK) Limited (“Xuncheng Tech”)	March 2, 2018	Hong Kong	57.17%	Investment holding
Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”)	March 21, 2018	PRC	57.17%	Software and technology services

VIEs of the Company:
New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	Online education
Major subsidiaries and schools of the VIEs:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language training and test preparation
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language training and test preparation
Guangzhou Haizhu District Privately-Funded New Oriental Training School	November 5, 2000	PRC	N/A	Language training and test preparation
Nanjing Gulou New Oriental Advanced Study School	November 28, 2002	PRC	N/A	Language training and test preparation
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood”)	May 16, 2003	PRC	N/A	Educational material and content development and distribution
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Oversea study consulting service
Dongfang Optimization (Beijing) Technology Co., Ltd. (“Oriental Optimization”)	October 27, 2021	PRC	N/A	Private label products and livestreaming e-commerce
Oriental Selection (Beijing) Technology Co., Ltd. (“Oriental Selection”)	December 7, 2021	PRC	N/A	Private label products and livestreaming e-commerce
Beijing New Oriental Culture and Tourism Co., Ltd.	July 19, 2023	PRC	N/A	Tourism and camping education

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
Risks in relation to the VIE structure
The Company believes that the contractual arrangements with the consolidated VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable as of May 31, 2024. However, the uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

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
Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is one of the beneficial shareholders of the Company, holding 12.1% of the total common shares outstanding as of May 31, 2024. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and the chairman of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
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

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and the VIEs in the Group:

	As of May 31
	2023	2024
	US$	US$
Total current assets	2,366,136	3,022,740
Total non-current assets	1,218,363	1,663,719

Total assets	3,584,499	4,686,459

Total current liabilities	2,145,624	2,906,092
Total non-current liabilities	309,269	462,305

Total liabilities	2,454,893	3,368,397

	For the years ended May 31,
	2022	2023	2024
	US$	US$	US$
Net revenues	3,093,340	2,982,945	4,280,056
Net (loss)/income	(1,116,151)	593,183	606,139
The following are cashflows of the VIEs and VIEs’ subsidiaries for the years ended May 31, 2022, 2023 and 2024
, after the elimination of intercompany transactions
:

	For the years ended May 31
	2022	2023	2024
	US$	US$	US$

Net cash (used in)/provided by operating activities	(1,227,712)	965,336	1,310,909
Net cash provided by/(used in) investing activities	1,174,720	294,911	(1,234,725)
Net cash used in financing activities	—	(19,353)	(16,721)
The VIEs contributed an aggregate of 99.6%, 99.5% and 99.2% of the consolidated net revenues for the years ended May 31, 2022, 2023 and 2024, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of May 31, 2023 and 2024, the VIEs accounted for an aggregate of 56.1% and 62.2%, respectively, of the consolidated total assets, and 95.2%, and 96.7%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.
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
VIE Arrangements”.
Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenues and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the valuation allowance for deferred tax assets, economic lives and impairment of property and equipment, impairment of goodwill, intangible assets, long-lived assets and long-term investments, fair value assessment of long-term investments, refund liability, discount rate for leases and the consolidation of the VIEs. Actual results could differ from those estimates.

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
Property and equipment also consist of construction in progress as the Group constructs certain of its property and equipment. Construction in progress represents the costs incurred in connection with the construction of property and equipment. Costs classified as construction in progress include all costs of obtaining the asset and bringing it to the location and in the condition necessary for its intended use. Construction in progress is transferred to specific property and equipment and depreciation of these assets commences when the assets are ready for their intended u
se.
Land use rights, net
Land use rights with useful lives are recorded at cost less accumulated amortization and amortized on a straight-line basis over the remaining term of the land certificates, from
 38.5 years to 50 years.
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
Goodwill, net
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group’s goodwill as of May 31, 2023 and 2024 relates to its acquisitions of certain companies and schools.
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
The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and the fair value in the consolidated statements of operatio
ns.

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
For the year ended May 31, 2024, the Company
cumulatively
purchased 32,425,000 ordinary shares of East Buy with
an
amount of US$84,465 in aggregate, at an average purchase price of HK$20.38 per share (equivalent to US$2.61), representing approximately 3.1% of total shares of East Buy. As East Buy is a subsidiary of the Company, the purchase changed the Company’s ownership interest while retained its controlling financial interest in East Buy. The Company accounted for the purchase activity as equity transactions of investments, therefore, no gain or loss were recognized in the Company’s consolidated statements of operations. Any difference between the fair value of the consideration paid and the amount by which the noncontrolling interest is adjusted were recognized in equity attributable to the Company and recorded in additional paid-in capital.

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
The new enrollment system development services and other operating services are subject to VAT at the rate of 6% of revenues. The non-academic
educational programs and services in short-term training schools may choose the applicable simple VAT collection method and apply for a 3% VAT rate. The intercompany sales of self-developed software are subject to VAT at the rate of 13% and the part in excess of the rate of 3% the Group can apply for refund upon collection by relevant tax authorities. The intercompany services related to self-developed software are subject to VAT at the rate of 6%. The sales of books are subject to VAT at the rate of 9
%
.
In accordance with Cai Shui [2020] No. 8, due to the Novel coronavirus
(“COVID-19”)
pandemic, the VAT on certain services was temporarily exempted from January 2020 to March 2022. As a result, the Group’s educational services were not subject to any VAT from January 1, 2020 to March 31, 2022. The VAT exemption was accounted for in a similar manner as government subsidies.
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
platforms.
For the year ended May 31, 2024, US$2,716,174, US$190,860, US$439,744 and US$154,220 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming
e-commerce,
overseas study consulting services
,
and other segments, respectively. For the year ended May 31, 2023, US$
1,914,865, US$178,165, US$354,764 and US$96,935
of service revenues were derived from educational services and test preparation courses, private label products and livestreaming
e-commerce,
overseas study consulting services and other segments, respectively. For the year ended May 31, 2022, US$
2,669,020, US$473, US$325,901 and US$54,628
of service revenues were derived from educational services and test preparation courses, private label products and livestreaming
e-commerce,
overseas study consulting services and other segments, respectively.

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
For the year ended May 31, 2024, US$709,754 and US$102,834 of product revenues were derived from private label products and livestreaming
e-
commerce, and other segments, respectively. For the year ended May 31, 2023, US$
379,343 and US$73,688 of product revenues were derived from private label products and livestreaming
e-
commerce and other services, and other segments, respectively. For the year ended May 31, 2022, US$2,530 and US$52,694 of product revenues were derived from private label products and livestreaming
e-commerce
and other services, and other segments, respectively.
As
of May 31, 2023 and 2024,
the Group did not have any contract assets
. The Group’s contract liabilities mainly consist of prepayments from customers (deferred revenue), with a balance of US$1,337,630 and US$1,780,063 as of May 31, 2023 and 2024, respectively. Substantially all contract liabilities at the beginning of the year ended May 31, 2023 were recognized as revenues during the year ended May 31, 2024 and substantially all contract liabilities as of May 31, 2024 are expected to be realized in the following year. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.
Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of May 31, 2023 and 2024, refund liability amounted to US$138,549 and US$167,369, respectively, and are included in accrued expenses and other current liabilities.

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
Advertising costs
The Group expenses advertising costs as they are incurred. Total advertising expenses were US$43,520, US$49,365 and US$86,493 for the years ended May 31, 2022, 2023 and 2024, respectively, and have been included as part of selling and marketing expenses.
Government subsidies
The government subsidies provided by the local government mainly included funding to support the growth of the Group. The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$9,170, US$16,010 and US$15,000 for the years ended May 31, 2022, 2023 and 2024, respectively.
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
Foreign
currency
risk
RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$2,012,511 and US$2,093,141 as of May 31, 2023 and 2024, respectively.
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

Fair value of financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, short-term investments, accounts receivable, amounts due from/to related parties, available-for-sale
investments, equity security with/without readily determinable fair values, accounts payable and unsecured senior notes. The Group carries its available-for-sale
investments, equity securities with readily determinable fair values, wealth management products and trading securities at fair value and carries its equity securities without readily determinable fair values at cost, less impairment, plus or minus observable price changes in a similar transaction. The carrying amounts of other financial instruments except for unsecured senior notes approximate their fair values due to the short-term maturities of these instruments. The estimated fair value of the Group’s unsecured senior notes as of May 31, 2024 approximated US$14,403, and represented a level 2 measurement.
Net (loss)/income per share
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
Comprehensive (loss)/income
Comprehensive income/ (loss) includes net income/ (loss), unrealized gain/ (loss) on available-for-sale
investments and foreign currency translation adjustment. Comprehensive income/ (loss) is reported in the consolidated statements of comprehensive income/ (loss).
Share-based compensation
Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expenses net of forfeitures as they occur using graded vesting method over the requisite service period, with a corresponding addition to the additional paid-in
capital. The Group uses the binomial option pricing model to measure the fair value of options granted, and the quoted market price of the common shares, to measure the fair value of options and NES granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise an option over the life of the option, as affected by the reality of changing stock prices and non-constant
risk free rates, would better reflect the measurement objective of relevant accounting literature. The amount of compensation expenses recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. Forfeitures are recognized as they occur.

Concentration of credit risk
Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of May 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in the fiscal years 2023 and 2024, respectively.
Recent accounting pronouncements adopted
In October 2021, the FASB issued ASU
2021-08,
Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which the amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The amendments in this update address how to determine whether a contract liability is recognized by the acquirer in a business combination. The ASU is effective for the fiscal year beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Company adopted this new standard beginning June 1, 2023 and concluded the adoption does not have any material impact on its consolidated financial statements.
Recently issued accounting pronouncements not yet adopted
In November 2023, the FASB issued ASU
No. 2023-07,
“Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU
2023-07
is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

3.	BUSINESS ACQUISITIONS
No business acquisition occurred in the fiscal year 2022 and 2024.
Business acquisition in the fiscal year 2023:
Tibet Tianli Education Technology Co., Ltd. (“Tibet Tianli”)
In December 2018, the Group invested US$4,344 in Tibet Tianli, a company engaged in developing educational products, for a 5.0% equity interests. In April 2020 and December 2020, the Group further subscribed 5.0% and 11.0% equity interests with consideration of US$6,516 and US$14,334, respectively. Before the acquisition, the Group held 17.4% of total equity interests in Tibet Tianli which accounted for as equity securities without readily determinable fair value as Tibet Tianli is as private company without readily determinable fair value. In September 2022, the Group subscribed 12.4% equity interests with a consideration of US$13,031, meanwhile acquired another 30.0% equity interests in Tibet Tianli from other four shareholders (“Sellers”) with a total consideration of US$19,547, in which US$9,773 had been paid during the year ended May 31, 2023.
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
Pro forma financial information is not presented for the business acquisition in the fiscal year 2023 as it is immaterial to the reported results.

4.	SHORT-TERM INVESTMENTS
Short-term investments consisted of the following:

	As of May 31,
	2023	2024
	US$	US$
Wealth management products measured at fair value	1,404,830	1,988,907
Trading securities	73,013	76,672

	1,477,843	2,065,579

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

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets, net, consisted of the following:

	As of May 31,
	2023	2024
	US$	US$
Receivable from third party payment platform	64,962	103,704
Advances to suppliers	63,473	77,184
Interest receivables	8,154	31,501
VAT recoverable	21,887	25,155
Prepaid advertising fees	10,336	20,960
Rental deposits	18,399	18,445
Staff advances (a)	5,042	10,030
Prepaid rents (b)	8,004	7,960
Deposits of advertising and decoration	555	2,650
Others	11,119	12,480

	211,931	310,069

Less: allowance for prepaid expenses and other current assets	(691)	(605)

	211,240	309,464

(a)	Staff advances were provided to staff for travelling and business related use and are expensed as incurred.
(b)	Prepaid rents represent the prepayment of rent related to leases less than 12 months.

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consisted of the following:

	As of May 31,
	2023	2024
	US$	US$
Buildings	156,017	270,968
Transportation equipment	6,366	6,064
Furniture and education equipment	118,936	142,622
Computer equipment and software	129,119	167,515
Leasehold improvements	293,236	347,415
Construction in progress	48,216	24,285

	751,890	958,869

Less: accumulated depreciation	(401,687)	(467,678)
Less: accumulated impairment loss	(14)	—
Exchange differences	9,571	16,790

	359,760	507,981

Depreciation expenses for the years ended May 31, 2022, 2023 and 2024 were US$192,291, US$117,036 and US$100,646, respectively.

7.	LAND USE RIGHTS, NET
Land use rights, net, consisted of the following:

	As of May 31,
	2023	2024
	US$	US$
Land use rights	3,831	5,031
Less: accumulated amortization	(558)	(639)
Exchange differences	48	58

Land use rights, net	3,321	4,450

Amortization expenses for land use rights for the years ended May 31, 2022, 2023 and 2024 were US$205, US$84 and US$81, respectively. The Group expects to recognize US$81 in amortization expense for each of the next five years and US$2,777 thereafter.

8.	INTANGIBLE ASSETS, NET
Intangible assets, net, consisted of the following:

	As of May 31,
	2023	2024
	US$	US$
Intangible assets with indefinite lives:
Trademark	230	226
Intangible assets with finite lives:
Trademark	16,221	16,005
Courseware	1,214	1,192
Student base	12,059	11,935
Favorable lease	660	648
License	415	415
Copyright	2,250	2,210
Distribution channel	16,737	16,434

	49,786	49,065

Less: accumulated amortization	(25,555)	(31,648)
Exchange differences	948	1,255

	25,179	18,672

Amortization expenses for the intangible assets for the years ended May 31, 2022, 2023 and 2024, were US$1,933, US$5,583 and US$6,093, respectively. As of May 31, 2024, the Group expects to recognize amortization expenses of US$5,725, US$5,696, US$5,614, US$1,360, and US$22, for the next five years, respectively, and US$29 thereafter.

9.	GOODWILL, NET
Goodwill, net, consisted of the following:

	As of May 31,
	2023	2024
	US$	US$
Beginning balance	106,588	141,299
Acquisition	38,992	—
Exchange differences	(4,281)	(1,556)

Ending balance	141,299	139,743
Accumulated impairment	(35,785)	(35,785)

Goodwill, net	105,514	103,958

The Group performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. In its goodwill impairment assessment, the Group concluded that the fair value of reporting units exceeded their carrying amounts and recorded no impairment losses for the years ended May 31, 2022, 2023 and 2024, respectively. The Group determined the fair value of the reporting units by using the income approach with significant unobservable inputs.

10.	LONG-TERM INVESTMENTS, NET
Long-term investments, net, consisted of the following:

	As of May 31,
	2023	2024
	US$	US$
Equity securities with readily determinable fair value:
Mobvoi Inc. (“Mobvoi”) (a)	—	15,840
Sunlands Online Education Group (“Sunlands”) (b)	3,588	8,091
Other investments	2,703	1,096

Subtotal	6,291	25,027

Equity securities without readily determinable fair value:
G-Net Cloud Service Co., Ltd. (“G-Net”) (c)	14,065	—
EEO Education Technology Co., Ltd. (“EEO”) (d)	9,312	9,312
Other investments (e)	14,758	14,347

Subtotal	38,135	23,659

Equity method investments:
VM EDU Fund I, L.P.(f)	66,331	51,383
New Oriental Education and Culture Industry Fund (Zhangjiagang) Partnership (Limited Partnership) (“Education Industry Fund”) (g)	76,369	44,272
Thaiwoo Enterprise Management Co., Ltd (“Thaiwoo Management”) (h)	—	41,761
Other investments (i)	52,871	33,933

Subtotal	195,571	171,349

Available-for-sale investments:
Shanghai Golden Education & Training Co., Ltd. (“Golden Finance”) (j)	76,115	52,130
Happy_seed (Cayman) Ltd. (“Happy Seed”) (k)	20,183	20,183
Tianjin Uhozz Internet Technology Co., Ltd. (“Uhozz”) (l)	17,890	17,890
Other available-for-sale investments (m)	45,400	45,574

Subtotal	159,588	135,777

	399,585	355,812

(a)
In September 2020, the Group invested 2.3
% equity interests in Mobvoi, a company engaged in providing AI-generated content solutions, AI enterprise solutions, smart devices and accessories with generative AI and voice interaction technologies. The Group accounted for the investment as equity securities without readily determinable fair value as Mobvoi is a private company without readily determinable fair value. On April 24, 2024, Mobvoi completed Initial Public Offering (“IPO”) on the Stock Exchange of Hong Kong Limited, and the Group started to account for the investment as equity securities with readily determinable fair value. For the year ended May 31, 2024, the fair value change related to the investment in Mobvoi Inc. was US$
12,760.

(b)
For the years ended May 31, 2022, 2023 and 2024, with the
fluctuation of
stock price of Sunlands, losses of US$
10,467, US$1,883
and gain of US$
4,503 were recorded in
(Loss)/gain
from fair value change of investments on the Group’s consolidated statements of operations, respectively.

(c)
In August 2020, the Group acquired 3% equity interests in
G-Net,
a company engaged in the business of audio and web conferencing services. The Group accounted for the investment as equity securities without readily determinable fair value as
G-Net
is a private company without readily determinable fair value. For the years ended May 31, 2022, 2023 and 2024, nil, nil and US$13,956 impairment loss was recorded from this investment.

(d)
In April 2017, the Group acquired 10% equity interests in EEO, a company engaged in the business of developing on-line
classroom product. The Group accounted for the investment as equity securities without readily determinable fair value as EEO is a private company without readily determinable fair value. For the years ended May 31, 2022, 2023 and 2024, no impairment loss was recorded from this investment.

(e)
The Group holds several insignificant investments in third-party private companies and has no ability to exercise significant influence over the investees. Those investments were accounted for using the measurement alternative when there is no readily determinable fair value for the investments. The Group recorded US$24,354, nil and US$4,358 impairment loss on these investments for the years ended May 31, 2022, 2023 and 2024, respectively.

(f)
In June 2019, VM EDU Fund I, LP., a market-driven investment entity, was established. The Group participates in VM EDU Fund I, LP. as a limited partner and invested US$
51,383
in VM EDU Fund I, LP. as of May 31, 2024. The Group accounts for the investment under the equity method in accordance with ASC 323, because the Group is a limited partner and owns
49.7% interest in VM EDU Fund I, LP.

(g)
In July 2018, Education Industry Fund was established. There are two general partners in the fund, which include an entity invested by Mr. Yu and an unrelated third party. The Group participates in Education Industry Fund as a limited partner and invested US$
44,272
in Education Industry Fund as of May 31, 2024. The Group accounts for the investment under the equity method in accordance with ASC 323, because the Group is a limited partner and owns
36.3% interest in Education Industry Fund.

(h)
In January 2024, the Group invested in Thaiwoo Management, a company engaged in the business of real estate and ski resort operation, with a consideration of US$55,574. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group has significant influence and owns 35.0% interest in Thaiwoo Management.

(i)
The Group holds from 6.9% to 40.0% equity interests in other
7
third-party companies through investments in their common shares or in-substance
common shares as of May 31, 2024. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. For the years ended May 31, 2022, 2023 and 2024, the Group recorded impairment loss of US$48,417, US$3,892 and nil, respectively.

(j)
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

(l)
In May 2015, the Group invested in Uhozz, a company providing oversea rental agency services, for a 10.0% equity interests with redemption and liquidation preferences. In March 2018, the Group further subscribed to 15.2
% series B preferred shares. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured at fair value.

(m)
Other
available-for-sale
investments represent several insignificant individual investments classified as available-for-sale
investments as of May 31, 2022, 2023 and 2024. Realized gains of US$18,068, nil and nil were recorded in realized gain from long-term investments for the years ended May 31, 2022, 2023 and 2024, respectively. The Group recorded US$46,442, US$2,901 and US$11,693 impairment loss on these investments for the years ended May 31, 2022, 2023 and 2024, respectively.

The Group recognized impairment losses from long-term investments amounting to US$129,350, US$8,056 and US$30,007 for the years ended May 31, 2022, 2023 and 2024, respectively, as the Group believes the carrying value of these investments were no longer recoverable.

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
As of May 31, 2023 and 2024, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of May 31, 2023
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Wealth management products measured at fair value (a)	—	1,404,830	—	1,404,830
Trading securities (a)	73,013	—	—	73,013
Long-term investments:
Equity securities with readily determinable fair values (b)	6,291	—	—	6,291
Available-for-sale investments (c)	—	17,890	141,698	159,588

Total	79,304	1,422,720	141,698	1,643,722

	As of May 31, 2024
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Wealth management products measured at fair value (a)	—	1,988,907	—	1,988,907
Trading securities (a)	76,672	—	—	76,672
Long-term investments:
Equity securities with readily determinable fair values (b)	25,027	—	—	25,027
Available-for-sale investments (c)	—	10,000	125,777	135,777

Total	101,699	1,998,907	125,777	2,226,383

(a)
The short-term investments of wealth management products use alternative pricing sources, accordingly classified Level 2 measurement. The short-term investments of trading securities are valued at their daily closing price as reported by the financial institutions and are classified Level 1 measurement.

(b)
The Company measured the fair value of its investments in common shares using the market approach based on the quoted stock price of its investees in the active market and has classified it as Level 1 measurement.

(c)
As of May 31, 2024, the fair value of
available-for-sale
investments amounted to US$135,777, with original cost of US$89,167 and unrealized gain of US$46,610. As of May 31, 2023, the fair value of available-for-sale
investments amounted to US$159,588, with original cost of US$80,000 and unrealized gain of US$79,588.

For redeemable preferred shares that do not have a quoted market rate, when recent transactions are available, the Company measured their fair value based on recent transactions. Recent transactions include the purchase price agreed by an independent third party for a similar investment and have been classified as Level 2 measurement. When no recent transactions are available, the Company has classified those as Level 3 measurement and a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The assumptions are inherently uncertain and subjective. Specifically, some of the significant unobservable inputs included the investee’s historical earning, discount of lack of marketability, investee’s time to initial public offering as well as related volatility. Changes in any unobservable inputs may have a significant impact on fair values. As of May 31, 2024, the fair values of available-for-sale investments classified as Level 3 were measured using the market or income approaches with significant unobservable inputs were based on the following assumptions: (1) expected volatility ranging from
34.4%
 to
94.9%
, (2) discount rates ranging from
14.0%
 to
24.0%
, and (3) expected life ranging from
2.6
 to
4.0
 years.

The Group did not have any transfers neither between Level 1 and Level 2 nor between Level 1 and Level 3 fair value measurements during the periods presented. The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (Level 3).

Level 3 investments
US$
Balance as of June 1, 2022	162,974
Transfer from Level 2	10,028
Transfer to Level 2	(17,510)
Unrealized loss	(3,172)
Impairment	(2,901)
Foreign exchange difference	(7,721)

Balance as of May 31, 2023	141,698

Initial recognition	9,504
Transfer from Level 2	17,890
Unrealized loss	(25,034)
Impairment	(11,693)
Disposals	(4,640)
Foreign exchange difference	(1,948)

Balance as of May 31, 2024	125,777

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
Accrued expenses and other current
liabilities
consisted of the following:

	As of May 31,
	2023	2024
	US$	US$
Accrued payroll	277,020	387,927
Refund liability (a)	138,549	167,369
Payable for purchase of property and equipment	27,093	36,136
Amounts reimbursable to employees (b)	15,437	29,965
Accrued advertising fees	14,426	23,035
Advance payment from students (c)	19,323	20,298
VAT payable	12,300	17,920
Payment to merchant (d)	—	16,772
Welfare payable	9,294	11,682
Payable for investments and acquisitions	9,531	9,885
Royalty fees payable (e)	7,568	8,640
Refundable deposits (f)	5,825	8,004
Rent payable	6,124	6,283
Other taxes payable	5,095	3,371
Accrued professional service fees	2,824	1,709
Others (g)	19,028	25,809

Total	569,437	774,805

(a)	The refund liability is recognized for variable amount of the considerations received from the customers and recorded as refund liability as described in Note 2.
(b)	Amounts reimbursable to employees include travelling and business related expenses.
(c)
Advance payment from students represent (1) the miscellaneous expenses other than tuition fee prepaid by students which will be paid out on their behalf; and (2) advance payment prepaid by students for class enrollment.

(d)	Payment to merchant represents cash received from consumers and deposited in a special bank account reserved for payments to merchants.
(e)	Royalty fees payable relate to payments to content providers for on-line learning programs and those to counterparties for copyrights and resource sharing.
(f)	Refundable deposits represent student deposits for dormitory or other fees that will be refunded upon graduation and student security deposits refunded upon completion of the study tour.
(g)	Others primarily include transportation expenses, utility fees, property management fees and other miscellaneous expenses payable.

13.	LEASE
The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.
Operating lease costs for the years ended May 31, 2022, 2023 and 2024 were US$368,058, US$163,195 and US$209,327, respectively, which excluded cost of short-term leases. Short-term lease costs for the years ended May 31, 2022, 2023 and 2024 were US$2,344, US$39,057 and US$53,907, respectively.
As of May 31, 2023 and 2024, the weighted average remaining lease term was 3.6 years and 3.9 years, respectively, and the weighted average discount rate was 4.4% and 4.7% for the Group’s operating leases, respectively.
Supplemental cash flow information related to the operating leases is as follows:

	For the years ended May 31,
	2023	2024
	US$	US$
Cash payments for the operating leases	180,157	214,089
Right-of-use assets obtained in exchange for the new operating lease liabilities	231,887	442,212

A summary of maturity analysis of the annual undiscounted cash flows for the operating lease liabilities as of May 31, 2024 is as follows:

As of May 31, 2024
US$
Fiscal year ending
May 31, 2025	227,888
May 31, 2026	184,310
May 31, 2027	130,508
May 31, 2028	90,996
May 31, 2029	48,238
Thereafter	25,388

Total future lease payments	707,328
Less: Imputed interest	(59,401)

Present value of operating lease liabilities	647,927

As of May 31, 2024, the Group has lease contracts that have been entered into but not yet commenced amounting to US$22,321, and these contracts will commence in the fiscal year 2025.
For the years ended May 31, 2022, 2023 and 2024, US$19,580, nil and nil impairment loss was recorded in general and administrative expenses mainly related to
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
For the year ended May 31, 2024, the Company repurchased unsecured senior notes with a total principal amount of US$250 at a repurchase price of US$240. The repurchased unsecured senior notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to US$13 were recognized in the Group’s consolidated statements of operations for the year ended May 31, 2024.

15.	COMMON SHARES AND TREASURY STOCK
As of May 31, 2023 and 2024, the Company had 3,000,000,000 common shares authorized with par value of US$
0.001
.
The movements of the outstanding common shares and treasury stock are as follows:

	Number of outstanding common shares	Number of common shares as treasury stock
Shares outstanding as of May 31, 2022	1,696,966,183	—
Issuance of common share for NES	5,659,610	—
Shares repurchase (a)	(59,463,140)	59,463,140

Shares outstanding as of May 31, 2023	1,643,162,653	59,463,140

Issuance of common share for NES	12,191,640	(12,191,640)
Shares repurchase (a)	(7,839,430)	7,839,430

Shares outstanding as of May 31, 2024	1,647,514,863	55,110,930

(a)
As amended, on August 6, 2024, the Company’s board of directors authorized the repurchase of up to US$

million of the Company’s common shares through May 31, 2025. During the year ended May 31, 2024, the Company repurchased
783,943
ADS on the open market for total consideration of US$
62,943.
The Group accounts for repurchased common shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

16.	SHARE-BASED COMPENSATION
2016 Share Incentive Plan
The Company adopted 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to provide incentives to employees and directors after the expiration of the previous 2006 Share Incentive Plan. Under the 2016 Share Incentive Plan, the Company is authorized to issue up to 100,000,000 common shares pursuant to awards (including options) granted to its employees, directors and consultants. The 2016 Share Incentive Plan is effective upon its adoption by the board of directors and continue in effect for a term of ten years unless terminated sooner. Since the adoption of the 2016 Share Incentive Plan, the Company has granted a total of 75,337,338 NES, among which nil, 20,759,130 and 3,656,040 were granted for the years ended May 31, 2022, 2023 and 2024, respectively. 1,536,112, 1,324,092 and 266,411 shares were forfeited for the years ended May 31, 2022, 2023 and 2024, respectively.
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
For the year ended May 31, 2024,
12,191,640
treasury stock had been issued to employees and directors upon the vesting of their NES.
The NES activities under the 2016 Share Incentive Plan for the year ended May 31, 2024 are summarized as follows:

	Number of NES	Weighted-average grant date fair value (US$)
NES outstanding as of May 31, 2023	30,271,273	5.52
Granted	3,656,040	5.99
Vested	(12,191,640)	6.54
Forfeited	(266,411)	5.75

NES outstanding as of May 31, 2024	21,469,262	5.01

The total fair value of NES vested for the years ended May 31, 2022, 2023 and 2024 were US$50,821, US$65,142 and US$79,775, respectively. The weighted average grant date fair value of NES granted for the years ended May 31, 2022, 2023 and 2024 were nil, US$2.60 and US$5.99, respectively. As of May 31, 2024, the total unrecognized compensation expenses for NES of US$20,120 are expected to be recognized over a weighted average period of 0.85 years.
The total compensation expenses of NES are recognized using graded vesting method over the respective vesting periods. The Group recorded the related compensation expenses of US$118,487, US$69,547 and US$50,672 for the years ended May 31, 2022, 2023 and 2024, respectively.
East Buy
Pre-IPO
Share Option Scheme
On July 13, 2018, the board of directors of East Buy approved an employee’s share option plan (the
“Pre-IPO
Share Option Scheme”). The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the
Pre-IPO
Share Option Scheme at any time must not exceed 47,836,985 (representing approximately 5.23% of the total number of shares in issue immediately before the date of the commencement of dealings in the shares on the Stock Exchange of Hong Kong Limited (without taking into account any shares that may be issued upon the
l
isting and any over-allotment option).
On March 7, 2019, pursuant to the list of grantees and respective numbers of options approved by the board of directors of East Buy, East Buy granted a total of 47,836,985 options to 144 grantees, including the directors, senior management of East Buy, contractors and other employees of East Buy. The grant date weight average fair value of each option is US$0.53 and the estimated fair value of the share options granted was US$21,613 on March 7, 2019. The exercise period is 6 years from the listing date of East Buy and the exercise price is US$1.13.

The movements of share options under the
Pre-IPO
Share Option Scheme are summarized as follows:

	Number of share option	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2023	27,084,385	1.13
Exercised	(1,143,500)	1.13
Outstanding as of May 31, 2024	25,940,885	1.13

Options vested and expected to vest as of May 31, 2024	25,940,885	1.13

Exercisable as of May 31, 2024	25,940,885	1.13

East Buy recorded the related
compensation expenses of

US$1,298,
nil and nil
for the years ended May 31, 2022, 2023 and 2024, respectively, in relation to the share options issued under the Pre-IPO Share Option Scheme.

The total intrinsic value of options exercised for the years ended May 31, 2022, 2023 and 2024 were US$36, US$38,465 and US$2,514, respectively.
East Buy
Post-IPO
Share Option Scheme
On January 30, 2019, the board of directors of East Buy approved an employee’s share option plan (the
“Post-IPO
Share Option Scheme”).
On November 15, 2021, the Company’s board of directors granted a total of 24,986,000 options to employees of East Buy. The grant date weighted average fair value of each option was US$0.32 and the estimated fair value of the share options granted was US$7,995. The exercise period is 10 years from the date of grant day and the exercise price is US$0.67.
The movements of share options under the
Post-IPO
Share Option Scheme are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2023	40,462,810	0.67

Forfeited	(516,189)	0.67
Exercised	(3,942,676)	0.67
Cancelled	(1,519,999)	0.67

Outstanding as of May 31, 2024	34,483,946	0.67

Options vested and expected to vest as of May 31, 2024	34,483,946	0.67

Exercisable as of May 31, 2024	21,413,897	0.67

	November 15, 2021
Weighted average share price	US$	0.67
Exercise price	US$	0.67
Expected volatility		61%
Expected life		10 years
Risk-free rate		1.63%
Expected dividend yield		0.00%
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
East Buy recognized the total compensation expenses of
US$13,183,

US$10,897 and US$4,287
for the years ended May 31, 2022, 2023 and 2024, respectively, in relation to the Post-IPO Share Option Scheme.

As of May 31, 2024, the total unrecognized compensation expenses for share option of US$937 are expected to be recognized over a weighted average period of 0.4 years.

The total intrinsic value of options exercised for the years ended May 31, 2022, 2023 and 2024 were nil, US$25,063 and US$10,767, respectively.
East Buy 2023 Scheme
On February 20, 2023, the board of directors of East Buy approved a new post-IPO
share scheme (“East Buy 2023 Scheme”).
On April 11, 2023, pursuant to the list of grantees and respective numbers of share awards
approved by the board of directors of East Buy, East Buy granted a total of 30,459,000 share awards to grantees, including the directors, senior management and other employees of East Buy.
The grant date fair value is determined by the market price of such share awards.
Each grant has a total vesting period of 3 years from the date of grant, and between 20% to 50% of the total NES will vest annually within the vesting period upon certain performance conditions are met.
On November 28, 2023, pursuant to the list of grantees and respective numbers of share awards
approved by the board of directors of East Buy
, East Buy granted a total of 30,000 NES to a
non-executive
director. The above grant has a total vesting period of 3 years from the date of grant, and the total NES will vest evenly and annually within the vesting period upon certain performance conditions being
met.
The movements of share awards under the East Buy 2023 Scheme for the years ended May 31, 2023 and 2024 are summarized as follows:

	Number of shares	Weighted-average grant date fair value
		US$
NES outstanding as of May 31, 2023	30,314,000	3.69

Granted	30,000	3.88
Vested	(12,298,670)	3.69
Forfeited	(399,000)	3.69

NES outstanding as of May 31, 2024	17,646,330	3.69

East Buy recognized the total compensation expenses of US$9,344 and US$67,499 for the years ended May 31, 2023 and 2024, respectively, in relation to the East Buy 2023 Scheme.
As
 of May
31
,
2024
, the total unrecognized compensation expenses for NES of

US$
33,790
are expected to be recognized over a weighted average period of
1.4
years, respectively.
At the end of each reporting period, the Group revises its estimates of the number of share awards that are expected to vest based on all relevant performance vesting conditions, with the impact of the revision to original estimates, if any, in profit or loss, along with a corresponding adjustment to equity.

F-5
1

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
United States (“US”)
Walkite International Academy (U.S.A.) Co., Ltd. and Blingabc Limited (US) are incorporated in the US and are subject to federal income tax and state income tax at
21% and 8.8%, respectively.
United Kingdom (“UK”)
Walkite International Academy Co., Ltd. and New Oriental Vision Overseas Consulting (U.K.) Ltd
.
are incorporated in the UK and are subject to income tax rate at 19%.
Australia
New Oriental Vision Overseas Consulting Australia Pty Ltd. is incorporated in Australia and is subject to income tax rate at 30%.
Canada
Walkite International Academy (Canada) Co., Ltd
.
and New Oriental Vision Overseas Consulting Canada Inc. are incorporated in Canada and are subject to income tax rate at 15% in federal and 11.5% in provincial.
Japan
New Oriental Vision Overseas (JPN) Co., Ltd
.
were established in Japan and subject to the Japan profit tax rate at 23.2%.
Hong Kong
Smart Shine, Winner Park, Elite Concept, One World Limited, Garden House Limited, Xuncheng Tech, Asia Pacific Montessori Education Co., Ltd. (“Asia Pacific”), New Oriental Wuyou Online (HK) Education & Technology Co., Limited (“Wuyou Online”), Dongfang Youbo (HK) Education Limited (“Dongfang Youbo (HK
)”), Hong Kong
New Oriental Vision Overseas Co., Ltd
., and Blingabc Limited (HK)
are incorporated in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of
8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. No provision in above subsidiaries for Hong Kong profit tax has been made in the consolidated financial statements as they do not have any assessable income for the years ended May 31, 2022, 2023 and 2024, except for provision of US$1,122 by Elite Concept for the year ended May 31, 2024.

Smart Shine received dividends of nil, nil and US$84,545 for the years ended May 31, 2022, 2023 and 2024, respectively. Withholding taxes of nil, nil and US$4,227 in connection with the dividends were fully paid for the years ended May 31, 2022, 2023 and 2024, respectively.

F-5
2

PRC
The Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools are subject to 25% standard enterprise income tax (“EIT”) except for those accepted as qualified for small-scale enterprises, or granted preferential tax treatment.
Significant components of provision for income taxes for the years ended May 31, 2022, 2023 and 2024 were as follows:

	For the years ended May 31,
	2022	2023	2024
	US$	US$	US$
Current:
PRC	44,378	97,594	130,927

Deferred:
PRC	91,934	(31,528)	(21,237)

Total provision for income taxes	136,312	66,066	109,690

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%. Beijing Hewstone, Beijing Decision, Beijing Pioneer, Beijing Smart Wood, Xuncheng, Dexin Dongfang, Beijing Be-linked Online Education Company Limited, Beijing SFK Education Consulting Co., Ltd., Beijing Bright Future Education&Technology Company Limited and Dongfang Huijiao (Beijing) Technology Co., Ltd. continued to qualify as HNTE and were subject to a tax rate of 15% for the year ended May 31, 2024. Considering Xuncheng and Dexin Dongfang didn’t meet some criteria for HNTE in the year ended 31 May 2024, the statutory tax rate of Xuncheng and Dexin Dongfang for the year ended 31 May 2024 is 25%.
Hainan Dongfang Zhixin Technology Company Limited, Zhuhai Zekai Software Technology Company Limited, Zhuhai Chongshengheli Network Technology Co., Ltd
.

and
Tibet Tianli enjoyed the EIT tax rate of 15% because of the preferential corporate income tax policies for local tax concessions.
Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years. Beijing Zhiyuan Hangcheng Software Technology Company Limited (“Beijing Zhiyuan”) and Beijing Chuangying Oriental Technology Co., Ltd (“Beijing Chuangying”) are qualified as NESE and enjoy the EIT tax benefit from January 2019 to December 2023. After expiration, Beijing Zhiyuan and Beijing Chuangying qualified as “HNTE” and subject to a tax rate of 15%. Beijing Yuda Oriental Software Technology Company Limited is qualified as NESE and enjoy the EIT tax benefit from January 2023 to December 2027.
Since its establishment through May 31, 2024, Beijing Haidian School was not required by the governing tax bureau to pay any EIT. If Beijing Haidian School is required to pay EIT in the future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is not more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

F-5
3

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2023	2024
	US$	US$
Deferred tax assets
Allowance for doubtful accounts	37,424	26,435
Accrued expenses	56,716	79,053
Net operating loss carry-forward	324,355	257,637
Tax impact from the long-term investments disposed to a related party	1,521	—

Total deferred tax assets	420,016	363,125

Less: valuation allowance	(364,083)	(290,398)

Total deferred tax assets, net	55,933	72,727

Deferred tax liabilities
Acquired assets	4,523	3,462
Tax impact from the unrealized gain on long-term investments	19,326	15,945

Total deferred tax liabilities	23,849	19,407

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.
The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$397,616, US$364,083 and US$290,398 as of May 31, 2022, 2023 and 2024, respectively.
As of May 31, 2024, the Group had net operating loss carried-forwards of US$1,010,205 from the Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools which will expire during the period from
2024
to
2029
except for those arose from HNTEs, which will expire during the period from 2024 to 2034.
A reconciliation of the provision for income taxes computed by applying the EIT rates of 25% for the years ended May 31, 2022, 2023 and 2024 to (loss)/income before provision for income tax and the actual provision for income tax is as follows:

	For the years ended May 31,
	2022	2023	2024
	US$	US$	US$
(Loss)/income before income taxes	(1,032,498)	308,531	493,841
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory income tax rate	(258,125)	77,133	123,460
Effect of non-deductible expenses and loss and super deduction expenses	106,903	40,577	68,741
Effect of income tax exemptions and preferential tax rates	(19,570)	(12,927)	(24,810)
Effect of income tax rate difference in other jurisdictions	(424)	(5,184)	(9,086)
Changes in valuation allowance	307,528	(33,533)	(48,615)

Provision for income taxes	136,312	66,066	109,690

F-5
4

If the WFOE and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates, tax expense would have increased by US$5,453, US$25,420 and US$11,149 for the years ended May 31, 2022, 2023 and 2024, respectively. The increase in basic net loss per common share would have been US$0.00 for the year ended May 31, 2022, the decrease in basic net income per common share would have been US$0.01 for the year ended May 31, 2023, and the decrease in basic net income per common share would have been US$0.01 for the year ended May 31, 2024. The increase in diluted net loss per common share would have been US$0.00 for the year ended May 31, 2022, the decrease in diluted net income per common share would have been US$0.02 for the year ended May 31, 2023. and the decrease in diluted net income per common share would have been US$0.01 for the year ended May 31, 2024.
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
If the Company were to be a
non-resident
for the PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by the PRC schools and subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Elite Concept and Smart Shine enjoyed
a preferential tax rate of 5% under the tax treaty treatment.
Aggregate undistributed earnings of the Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools that are available for distribution were US$1,880,057, US$2,078,517 and US$2,374,564 as of May 31, 2022, 2023 and 2024, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools do not intend to declare dividends exceeding earnings from current year and the Company intends to permanently reinvest the remaining undistributed earnings excluding declared dividends within the PRC. Additionally, no deferred tax liabilities were recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.
The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2022, 2023 and 2024. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.
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

F-5
5

18.	NET INCOME/(LOSS) PER SHARE
The computation of basic and diluted net income/(loss) per common share for the years ended May 31, 2022, 2023 and 2024 is as follows:

	For the years ended May 31,
	2022	2023	2024
Numerator:
Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders - basic (US$ in thousands)	(1,187,721)	177,341	309,591

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders - diluted (US$ in thousands)	(1,187,721)	173,732	308,443

Denominator
Weighted average common shares outstanding-basic	1,696,419,232	1,678,264,547	1,653,597,432

Plus: incremental weighted average common shares from assumed vesting of NES using the treasury stock method	—	7,367,440	15,902,520

Weighted average common shares outstanding-diluted	1,696,419,232	1,685,631,987	1,669,499,952

Net income/(loss) per common share
- Basic (US$)	(0.70)	0.11	0.19
- Diluted (a) (US$)	(0.70)	0.10	0.18

(a)	For the year ended May 31, 2024, the Company does not have any securities that would have an anti-dilutive effect included in the computation of diluted net income/(loss) per common share.

19.	RELATED-PARTIES TRANSACTIONS
The Group had the following significant balances and transactions with major related parties:

(a)	Amount due from/to related parties:

			Amounts due from related parties, current As of May 31,		Amounts due to related parties, current As of May 31,
	Notes	Relationship	2023	2024	2023	2024
			US$	US$	US$	US$
Metropolis Holding China Limited (“Metropolis”)	(1)	Company controlled by Mr. Yu	2,435	1,399	236	313
Beijing Edutainment World Education Technology Co., Ltd. (“Edutainment World”)	(2)	Long-term investee	4,086	2,944	18	238
Others			2,862	60	92	—

Total			9,383	4,403	346	551

F-5
6

			Amounts due from related parties, non-current As of May 31,
	Notes	Relationship	2023	2024
			US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	1,398	3,130
Others			337	4,143

Total			1,735	7,273

(b)	Transactions:

			Rental expenses For the years ended May 31,
			2022	2023	2024
			US$	US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	11,590	8,387	10,896

			Revenues For the years ended May 31,
			2022	2023	2024
			US$	US$	US$
Edutainment World	(2)	Long -term investee	—	2,098	251
Others			41	—	—

Total			41	2,098	251

			Loans provided to related parties For the years ended May 31,
			2022	2023	2024
			US$	US$	US$
Dianshi Jingwei	(3)	Equity method investee	3,096	—	—
Beijing MaxEn International Education Consulting Company Limited (“Beijing MaxEn”)	(4)	Equity method investee	38,130	—	—
Others			—	2,387	1,388

Total			41,226	2,387	1,388

			Cost For the years ended May 31,
			2022	2023	2024
			US$	US$	US$
Dianshi Jingwei	(3)	Equity method investee	52,380	—	—
Beijing Dongfang Heli Investment and Development Ltd (“Dongfang Heli”)		Equity method investee	1,415	513	—
Edutainment World	(2)	Long-term investee	186	1,253	48
Others			714	—	—

Total			54,695	1,766	48

Note: In June 2023 and February 2024, the Company acquired 9.09% and 90.91% of the sponsorship interest in Beijing Changping District Miaofeng Academy Training School (“Beijing Miaofeng”), held by Mr. Yu, for a consideration of US$
13.8
and US$
138.1
,

respectively. In connection with the acquisition, the Company provided a loan with a principal amount of US$
36.2
million to Beijing Miaofeng primarily for obtaining a land use right that is in the process of registration application by Beijing Miaofeng for the Company’s future operational use. The Company has become the sole sponsor of Beijing Miaofeng since February 2024 and therefore Beijing Miaofeng has since ceased to be a related party.

F-5
7

(1)
As of May 31, 2023 and 2024, the current amounts due from Metropolis, which is an entity acquired by a company wholly-owned by Mr. Yu, the chairman of the Company, were US$2,435 and US$1,399, respectively and the non-current
amounts due from Metropolis were US$1,398 and US$3,130, respectively. Those represented prepaid rent related to a short-term lease and deposit for the building. As of May 31, 2023 and 2024, the right-of-use
assets related to the leases rented from Metropolis were US$15,920 and US$11,696, respectively, and the relevant lease liabilities were US$15,723 and US$11,637, respectively.

(2)
Although the Group can exercise significant influence over Edutainment World, the preferred shares with substantive liquidation rights are

not deemed in substance common shares
.
 Accordingly
,

the
Group’s
investment
in
 preferred shares was accounted for as investment without readily determinable fair values in accordance with ASC 321.
For the year ended May 31, 2022, 2023 and 2024, the Group provided services to Edutainment World, from which the unpaid balance was

US$4,086 and US$2,944 as of May 31, 2023 and 2024, respectively.

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

(4)
For the year ended May 31, 2022, the Group provided the loans in aggregate of US$38,130 to Beijing MaxEn, an equity method investee of the Group. As of May 31, 2022, the outstanding balance of the loans was fully impaired.

20.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of May 31, 2024, the future minimum capital commitments were as follows:

US$
Capital commitment for the purchase of property and equipment	2,488
Capital commitment for leasehold improvements	22,713

Total	25,201

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

F-5
8

21.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. For the years ended May 31, 2022 and 2023, the Group identified four
operating segments, including (i) educational services and test preparation courses, (ii) private label products and livestreaming e-commerce and other services, which was formerly named as “online education and other services”, (iii) overseas study consulting services, and (iv) educational materials and distribution. For the year ended May 31, 2024, the Group identified four operating segments, including (i) educational services and test preparation courses, (ii) private label products and livestreaming e-commerce, which was formerly named as “private label products and livestreaming e-commerce and other services”. The change is due to the transferring of online education from this segment to educational services and test preparation courses. (iii) overseas study consulting services, and (iv) educational materials and distribution. The Group identified educational services and test preparation courses, private label products and livestreaming e-commerce, and overseas study consulting services as three reportable segments. Educational materials and distribution individually did not exceed the
10%
quantitative threshold and as a result, was included in others below. Prior period’s segment information has been restated to conform with the presentation for the year ended May 31, 2024.
The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker evaluates performance based on each reporting segment’s operating income. Net revenues, operating cost and expenses, operating income, and total assets by segment are as follows:
For the year ended May
 31, 2022

	Educational services and test preparation courses	Private label products and livestreaming e-commerce	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	2,669,020	3,003	325,901	107,322	3,105,246
Operating cost and expenses:
Cost of revenues	(1,508,412)	(2,476)	(165,673)	(77,730)	(1,754,291)
Selling and marketing	(346,508)	(6,264)	(72,847)	(30,494)	(456,113)
General and administrative	(1,362,285)	(18,818)	(61,258)	(63,859)	(1,506,220)
Unallocated corporate expenses	—	—	—	—	(371,135)

Total operating cost and expenses	(3,217,205)	(27,558)	(299,778)	(172,083)	(4,087,759)
Operating (loss)/income	(548,185)	(24,555)	26,123	(64,761)	(982,513)

Segment assets	2,262,594	277,848	177,821	4,381	2,722,644

Unallocated corporate assets	—	—	—	—	3,312,022

Total assets	2,262,594	277,848	177,821	4,381	6,034,666

F-
59

For the year ended May
 31, 2023

	Educational services and test preparation courses	Private label products and livestreaming e-commerce	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	1,914,865	557,508	354,764	170,623	2,997,760
Operating cost and expenses:
Cost of revenues	(793,423)	(345,211)	(179,284)	(91,520)	(1,409,438)
Selling and marketing	(261,606)	(45,611)	(80,528)	(45,657)	(433,402)
General and administrative	(519,765)	(34,238)	(61,861)	(65,725)	(681,589)
Unallocated corporate expenses	—	—	—	—	(283,285)

Total operating cost and expenses	(1,574,794)	(425,060)	(321,673)	(202,902)	(2,807,714)
Operating income/(loss)	340,071	132,448	33,091	(32,279)	190,046

Segment assets	1,728,371	282,558	109,422	149,017	2,269,368

Unallocated corporate assets	—	—	—	—	4,123,090

Total assets	1,728,371	282,558	109,422	149,017	6,392,458

For the year ended May
 31, 2024

	Educational services and test preparation courses	Private label products and livestreaming e-commerce	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	2,716,174	900,614	439,744	257,054	4,313,586
Operating cost and expenses:
Cost of revenues	(1,027,889)	(677,270)	(214,602)	(131,199)	(2,050,960)
Selling and marketing	(348,121)	(124,975)	(92,865)	(77,785)	(643,746)
General and administrative	(755,074)	(77,626)	(57,204)	(75,657)	(965,561)
Unallocated corporate expenses	—	—	—	—	(302,894)

Total operating cost and expenses	(2,131,084)	(879,871)	(364,671)	(284,641)	(3,963,161)
Operating income/(loss)	585,090	20,743	75,073	(27,587)	350,425
Segment assets	2,217,342	831,620	119,725	486,305	3,654,992

Unallocated corporate assets	—	—	—	—	3,876,681

Total assets	2,217,342	831,620	119,725	486,305	7,531,673

F-6
0

22.	MAINLAND CHINA CONTRIBUTION PLAN
The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$272,433, US$196,042 and US$234,474 for the years ended May 31, 2022, 2023 and 2024, respectively.

23.	STATUTORY RESERVES
Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and the VIEs in the PRC must make appropriations from after-tax
profit to
non-distributable
reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.
Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax
profits as determined under the PRC laws and regulations at each year-end
until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. For the years ended May 31, 2022, 2023 and 2024, US$2,828, US$3,620 and US$4,162 were accrued for the general reserve, respectively.
The PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax
income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than
25
%
of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. In the case of a for-profit private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount shall be equal to no less than 10% of the audited annual increase in the unrestricted net assets of the school, if any. For the years ended May 31, 2022, 2023 and 2024, the Company reversed
US$2,512, made US$13,222 and made US$16,929 to the development fund, respectively.
These reserves are included as statutory reserves in the consolidated statements of changes in equity. The Group allocated US$316, US$16,842 and US$21,091 to statutory reserves for the years ended May 31, 2022, 2023 and 2024, respectively.

24.	RESTRICTED NET ASSETS
Relevant PRC laws and regulations restrict the WFOEs and the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends, except in the event of liquidation. The balance of restricted net assets was US$918,190, US$935,032 and US$956,123 of which, US$519,388, US$535,700 and US$557,771 were attributed to the paid-in
capital, additional
paid-in
capital and statutory reserves of the VIEs and US$398,802, US$399,332 and US$398,352 were attributed to the paid-in
capital, additional
paid-in
capital and statutory reserves of the WFOEs, as of May 31, 2022, 2023 and 2024, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under the applicable PRC law, loans from the PRC companies to their offshore affiliated entities require governmental approval, and advances by the PRC companies to their offshore affiliated entities must be supported by bona fide busin ess tra
nsacti
ons.

F-6
1

25.	SUBSEQUENT EVENTS
On July 25, 2024, Mr. Yuhui Dong (“Mr. Dong”), an employee of the Company and senior management
o
f
the
Time With Yuhui, a wholly-
owned
subsidiary of East Buy, resigned from his current roles within the Group. Apart from the payment to Mr. Dong of the promised benefits and compensations, the board of directors of East Buy have also approved to distribute all remaining undistributed profits from Time with Yuhui as of June 30, 2024, which was approximately US$17,910, to Mr. Dong.
Meanwhile, on July 25, 2024, Xuncheng, Mr. Dong and Time With Yuhui entered into a disposal agreement, pursuant to which Xuncheng agreed to sell, and Mr. Dong agreed to acquire, 100% equity interest in Time With Yuhui at a consideration of US$10,576.

The Company is in the process of assessing the accounting impact of such matter.
As disclosed in Note 15, on August 6, 2024, the Company’s board of directors has approved an adjustment to the share repurchase program, pursuant to which the aggregate value of shares that the Company is authorized to repurchase under the share repurchase program is increased from US$400 million to US$700 million. The upsized share repurchase program is effective through May 31, 2025.
On August 19, 2024, the Company announced that its board of directors has approved a special cash dividend of US$0.06 per common share, or US$0.6 per ADS, to holders of common shares and ADSs of record as of the close of business on September 9, 2024. The aggregate amount of the cash dividend to be paid will be approximately US$100 million.

F-6
2