Form 20-F
period 2025-05-31
New Oriental Education & Technology Group Inc.
filed 2025-09-25
CIK 1372920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2025.
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Name of Exchange on Which Registered	EDU	New York Stock Exchange
Common shares, par value US$0.001 per share**	9901	The Stock Exchange of Hong Kong Limited

*	Effective on April 8, 2022, the ratio of ADSs to our common shares was changed from one ADS representing one common share to one ADS representing ten common shares.
**	Effective on March 10, 2021, we implemented a one-for-ten share split, in which each common share of par value of US$0.01 each was subdivided into ten common shares, with a par value of US$0.001 each.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,580,288,613 common shares, par value US$0.001 per share, as of May 31, 2025.
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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi and Hong Kong dollars to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB7.1991 to US$1.00 and HK$7.8409 to US$1.00, the respective exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 30, 2025. We make no representation that any Renminbi, Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

New Oriental Education & Technology Group Co., Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. Therefore, we operate such businesses in China through the consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the consolidated affiliated entities and are considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. Revenues contributed by the consolidated affiliated entities accounted for 99.5%, 99.2% and 99.8 % of our total net revenues for the fiscal years ended May 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Co., Inc. a Cayman Islands company, its predecessor entities and subsidiaries. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. New Oriental Education & Technology Group Co., Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

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

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of May 31, 2025:

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Financing Activities

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” “—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection, cybersecurity and artificial intelligence may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business,” and based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe our PRC subsidiaries and the consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities for the business operations in China, including, among others, the private school operation permits, value-added telecommunications business operation licenses for internet information services, or ICP licenses, value-added telecommunications business operation license for electronic data interchange, or EDI license, Food Operation Licenses, Permits for Operating Publications, Online Publishing License, Commercial Performance Permit, Travel Agency Operation Permits, and Healthcare License. Given the interpretation and implementation of laws and regulations and the enforcement practice by government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the services of our company in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” “—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business.”

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

Under PRC law, New Oriental Education & Technology Group Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs and their subsidiaries and/or schools only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution. For the fiscal years ended May 31, 2023, 2024 and 2025, New Oriental Education & Technology Group Inc. received repayment of loans of US$290.0 million, US$1.5 million and US$128.4 million from our intermediate holding companies and subsidiaries, respectively. For the fiscal years ended May 31, 2023, 2024 and 2025, New Oriental Education & Technology Group Inc. provided loans of US$50.0 million, nil and US$352.4 million to our intermediate holding companies and subsidiaries, respectively.

For the details of the financial position, cash flows and results of operation of the consolidated VIEs, please refer to the “Item 3. Key information—A. Selected Financial Data—Financial Information Related to the Consolidated Affiliated Entities.”

On July 29, 2025, our board of directors approved a three-year shareholder return plan, effective from the fiscal year 2026, under which no less than 50% of our net income for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases. Our board of directors will reevaluate this plan upon its expiration. For the fiscal year 2026, our board of directors will determine the implementation of this plan based on the net income attributable to New Oriental for the fiscal year ended May 31, 2025 in due course. Our board of directors reserves discretion to determine the form, timing and amount of shareholder return measures in any fiscal year based on our results of operations, capital requirements and other relevant factors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2023, 2024 and 2025 and the consolidated balance sheet data as of May 31, 2024 and 2025 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2021 and 2022 and the selected consolidated balance sheet data as of May 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2021, 2022 and 2023, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2021	2022	2023	2024	2025
Selected Consolidated Statement of Operations Data:
Net revenues:
Net service revenues	4,230,638	3,050,022	2,544,729	3,500,998	4,334,071
Net product revenues	45,901	55,224	453,031	812,588	566,191

Total net revenues	4,276,539	3,105,246	2,997,760	4,313,586	4,900,262
Operating cost and expenses:(1)
Cost of revenues	(2,036,875)	(1,754,291)	(1,409,438)	(2,050,960)	(2,183,291)
Selling and marketing	(600,778)	(466,895)	(444,693)	(660,586)	(783,959)
General and administrative	(1,489,826)	(1,866,573)	(953,583)	(1,251,615)	(1,444,463)

Impairment loss on intangible assets and goodwill	(31,794)	—	—	—	(60,299)

Selected Consolidated Statement of Operations Data:
Total operating cost and expenses	(4,159,273)	(4,087,759)	(2,807,714)	(3,963,161)	(4,472,012)

Operating income/(loss)	117,266	(982,513)	190,046	350,425	428,250
Other income/(expense):
Interest income	141,511	123,542	114,453	153,589	119,605
Interest expense	(6,747)	(4,050)	(707)	(298)	(311)
Realized gain from long-term investments	3,535	22,004	767	185	422
Impairment loss from long-term investments	(40,207)	(129,350)	(8,056)	(30,007)	(5,215)
Loss from fair value change of long-term investments	(3,824)	(14,933)	(860)	19,025	(10,078)
Loss on deconsolidation of subsidiaries	—	(79,609)	—	—	—
Miscellaneous income, net	103,443	32,411	12,888	922	3,711

Provision for income taxes:
Current	(127,313)	(44,378)	(97,594)	(130,927)	(175,612)
Deferred	43,725	(91,934)	31,528	21,237	29,317

Provision for income taxes	(83,588)	(136,312)	(66,066)	(109,690)	(146,294)

Loss from equity method investments	(1,368)	(51,466)	(7,102)	(58,933)	(14,257)

Net income/(loss)	230,021	(1,220,276)	235,363	325,218	375,833

Less: Net (loss)/income attributable to non-controlling interests	(104,393)	(32,555)	58,022	15,627	4,117

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	334,414	(1,187,721)	177,341	309,591	371,716

-Basic	0.20	(0.70)	0.11	0.19	0.23

-Diluted	0.20	(0.70)	0.10	0.18	0.23

Weighted average shares used in calculating basic net income/(loss) per common share	1,645,463,440	1,696,419,232	1,678,264,547	1,653,597,432	1,619,727,518
Weighted average shares used in calculating diluted net income/(loss) per common share	1,651,982,384	1,696,419,232	1,685,631,987	1,669,499,952	1,631,137,164

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
	2021	2022	2023	2024	2025
(in thousands of US$)
Cost of revenues	6,698	(131)	2,749	19,967	(1,261)
Selling and marketing	6,922	(2,437)	5,750	26,052	4,658
General and administrative	55,260	135,536	81,289	76,439	56,536

Total	68,880	132,968	89,788	122,458	59,933

(2)

Each ADS represents ten common shares. For the year ended May 31, 2021, the number of shares used in calculating basic and diluted net income per common share have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

The following table presents our selected consolidated balance sheet data as of May 31, 2021, 2022, 2023, 2024 and 2025:

	As of May 31,
(in thousands of US$)	2021	2022	2023	2024	2025
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,612,211	1,148,637	1,662,982	1,389,359	1,612,379
Total assets	10,151,053	6,034,666	6,392,458	7,531,673	7,805,499
Total current liabilities	3,471,445	1,710,114	2,250,978	3,000,855	3,289,814
Total liabilities	5,132,877	2,241,142	2,577,670	3,482,659	3,851,767
Total New Oriental Education & Technology Group Inc. shareholders’ equity	4,913,275	3,705,506	3,604,348	3,775,934	3,661,873
Non-controlling interests	104,901	88,018	210,440	273,080	291,859
Total equity	5,018,176	3,793,524	3,814,788	4,049,014	3,953,732

Financial Information Related to the Consolidated Affiliated Entities

The following tables present the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities for the years and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended May 31, 2025
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Third-party net revenues	—	10,452	1,436	4,888,374	—	4,900,262
Inter-company revenues	—	6,945	401,706	4,409	(413,060)	—
Total operating cost and expenses	(30,772)	(29,190)	(274,334)	(4,552,916)	415,200	(4,472,012)
Income/(loss) from subsidiaries and VIEs	757,880	412,764	270,828	—	(1,441,472)	—
Other income, net	15,927	383,086	26,349	50,389	(367,617)	108,134
Income/(loss) before income taxes and loss from equity method investments	743,035	784,057	425,985	390,256	(1,806,949)	536,384
Provision for income taxes	—	(23,915)	(11,706)	(110,673)	—	(146,294)
Loss from equity method investments	(1,725)	(2,262)	(1,515)	(8,755)	—	(14,257)
Net income/(loss)	741,310	757,880	412,764	270,828	(1,806,949)	375,833

	For the Year Ended May 31, 2024
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Third-party net revenues	—	4,790	28,740	4,280,056	—	4,313,586
Inter-company revenues	—	7,792	349,233	1,270	(358,295)	—
Total operating cost and expenses	(101,276)	(13,460)	(264,345)	(3,944,745)	360,665	(3,963,161)
Income/(loss) from subsidiaries and VIEs	538,168	454,874	253,793	—	(1,246,835)	—
Other income, net	46,212	99,623	91,491	45,622	(139,532)	143,416
Income/(loss) before income taxes and loss from equity method investments	483,104	553,619	458,912	382,203	(1,383,997)	493,841
Provision for income taxes	—	(5,369)	(4,318)	(100,003)	—	(109,690)
(Loss)/income from equity method investments	(20,724)	(10,082)	280	(28,407)	—	(58,933)
Net income/(loss)	462,380	538,168	454,874	253,793	(1,383,997)	325,218

	For the Year Ended May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Third-party net revenues	—	4,076	10,739	2,982,945	—	2,997,760
Inter-company revenues	—	1,041	233,683	1,951	(236,675)	—
Total operating cost and expenses	(93,715)	(19,660)	(277,970)	(2,724,475)	308,106	(2,807,714)
Income/(loss) from subsidiaries and VIEs	313,226	325,515	359,445	—	(998,186)	—
Other income, net	27,495	4,768	14,211	143,225	(71,214)	118,485
Income/(loss) before income taxes and loss from equity method investments	247,006	315,740	340,108	403,646	(997,969)	308,531
Provision for income taxes	—	(2,219)	(13,430)	(50,417)	—	(66,066)
(Loss)/income from equity method investments	(11,860)	(295)	(1,163)	6,216	—	(7,102)
Net income/(loss)	235,146	313,226	325,515	359,445	(997,969)	235,363

Selected Condensed Consolidated Balance Sheets Information

	As of May 31, 2025
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Assets
Cash and cash equivalents	2,521	343,507	448,093	818,258	—	1,612,379
Amount due from Group companies	404,915	297,516	326,455	2,524	(1,031,410)	—
Other current assets	2,108	756,264	501,019	2,315,932	—	3,575,323
Total current assets	409,544	1,397,287	1,275,567	3,136,714	(1,031,410)	5,187,702
Investment in subsidiaries and VIEs	304,140	392,266	—	—	(696,406)	—
Property and equipment, net	—	2,571	236,949	527,838	(12)	767,346
Other non-current assets	55,492	69,511	140,925	1,699,807	(115,284)	1,850,451
Total non-current assets	359,632	464,348	377,874	2,227,645	(811,702)	2,617,797
Total assets	769,176	1,861,635	1,653,441	5,364,359	(1,843,112)	7,805,499
Liabilities
Deferred revenue	—	2,909	—	1,951,576	(21)	1,954,464
Amount due to Group companies	62,319	735,005	25,513	218,642	(1,041,479)	—
Other current liabilities	3,565	17,649	72,230	1,247,229	(5,323)	1,335,350
Total current liabilities	65,884	755,563	97,743	3,417,447	(1,046,823)	3,289,814
Total liabilities	80,287	755,781	101,569	3,960,953	(1,046,823)	3,851,767
Total equity	688,889	1,105,854	1,551,872	1,403,406	(796,289)	3,953,732
Total liabilities and equity	769,176	1,861,635	1,653,441	5,364,359	(1,843,112)	7,805,499

	As of May 31, 2024
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Assets
Cash and cash equivalents	190,801	48,387	406,571	743,600	—	1,389,359
Amount due from Group companies	180,832	368,772	260,623	1,381	(811,608)	—
Other current assets	569,010	345,450	883,965	2,279,140	(78,046)	3,999,519
Total current assets	940,643	762,609	1,551,159	3,024,121	(889,654)	5,388,878
Investment in subsidiaries and VIEs	310,319	409,901	—	—	(720,220)	—
Property and equipment, net	—	1,507	129,165	377,314	(5)	507,981
Other non-current assets	52,185	107,032	255,427	1,286,405	(66,235)	1,634,814
Total non-current assets	362,504	518,440	384,592	1,663,719	(786,460)	2,142,795
Total assets	1,303,147	1,281,049	1,935,751	4,687,840	(1,676,114)	7,531,673
Liabilities
Deferred revenue	—	5,003	46	1,775,131	(117)	1,780,063
Amount due to Group companies	64,241	482,837	80,669	194,391	(822,138)	—
Other current liabilities	2,831	6,766	163,575	1,130,990	(83,370)	1,220,792
Total current liabilities	67,072	494,606	244,290	3,100,512	(905,625)	3,000,855
Total liabilities	81,475	494,824	249,168	3,562,817	(905,625)	3,482,659
Total equity	1,221,672	786,225	1,686,583	1,125,023	(770,489)	4,049,014
Total liabilities and equity	1,303,147	1,281,049	1,935,751	4,687,840	(1,676,114)	7,531,673

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended May 31, 2025
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash (used in)/provided by operating activities	17,706	449,297	213,165	637,895	(421,471)	896,592
Loan and fund pool to entities within the Group	(352,439)	—	—	—	352,439	—
Repayment of loan to entities within the Group	128,356	27,563	—	—	(155,919)	—
Other investing activities	561,789	(478,085)	369,058	(546,190)	—	(93,428)
Net cash provided by/(used in) investing activities	337,706	(450,522)	369,058	(546,190)	196,520	(93,428)
Net proceeds from loan and fund pool from entities within the Group	—	352,439	—	—	(352,439)	—
Repayment of loan to entities within the Group	—	(128,356)	(27,563)	—	155,919	—
Cash paid for dividends	(98,197)	—	(421,471)	—	421,471	(98,197)
Other financing activities	(445,495)	(2,596)	(19,801)	(18,882)	—	(486,774)
Net cash (used in)/provided by financing activities	(543,692)	221,487	(468,835)	(18,882)	224,951	(584,971)

	For the Year Ended May 31, 2024
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash (used in)/provided by operating activities	(4,488)	(6,177)	119,687	1,013,621	—	1,122,643
Loan and fund pool to entities within the Group	—	—	—	—	—	—
Repayment of loan to entities within the Group	1,500	—	—	—	(1,500)	—
Investment in entities within the Group	—	—	—	—	—	—
Other investing activities	106,435	(19,471)	(6,161)	(1,234,725)	—	(1,153,922)
Net cash provided by/(used in) investing activities	107,935	(19,471)	(6,161)	(1,234,725)	(1,500)	(1,153,922)
Net proceeds from loan and fund pool from entities within the Group	—	—	—	—	—	—
Repayment of loan to entities within the Group	—	(1,500)	—	—	1,500	—
Proceeds from group capital contribution	—	—	—	—	—	—
Other financing activities	(147,648)	3,931	—	(16,721)	—	(160,438)
Net cash (used in)/provided by financing activities	(147,648)	2,431	—	(16,721)	1,500	(160,438)

	For the Year Ended May 31, 2023
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash (used in)/provided by operating activities	(7,474)	(6,377)	332,336	652,523	—	971,008
Loan and fund pool to entities within the Group	(50,000)	—	—	—	50,000	—
Repayment of loan to entities within the Group	290,000	280,000	—	—	(570,000)	—
Investment in entities within the Group	—	—	—	—	—	—
Other investing activities	(16,052)	(137,595)	(178,675)	294,911	—	(37,411)
Net cash provided by/(used in) investing activities	223,948	142,405	(178,675)	294,911	(520,000)	(37,411)
Net proceeds from loan and fund pool from entities within the Group	—	50,000	—	—	(50,000)	—
Repayment of loan to entities within the Group	—	(290,000)	(280,000)	—	570,000	—
Proceeds from group capital contribution	—	—	—	—	—	—
Other financing activities	(240,392)	12,878	—	(19,353)	—	(246,867)
Net cash (used in)/provided by financing activities	(240,392)	(227,122)	(280,000)	(19,353)	520,000	(246,867)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

•

The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities” on page 20 for details.

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

•

If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are not able to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability” on page 23 for details.

•

Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed” on page 23 for details.

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. If the PRC government deems that the contractual arrangements with the VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages 39 to 42 for details.

•

We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership” on page 42 for details.

•

Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations” on pages 42 and 43 for details.

•

The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The controlling shareholder of Century Friendship, which is the sole shareholder of New Oriental China, may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected” on page 43 for details.

Risks Related to Doing Business in China

•

Our operations in China are governed by PRC laws and regulations. Certain laws and regulations are relatively new and can change quickly with little advance notice. In addition, the interpretations and enforcement of many laws, regulations and rules are subject to changes, which may limit the available legal protections. Furthermore, the PRC administrative and court authorities have discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China could adversely affect us” on page 48.

•

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and common shares” on page pages 48 and 49.

•

The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take” on page 52 for details.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 58 for details

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on pages 58 and 59 for details

Risks Related to Our ADSs and Common Shares

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Common Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange” on pages 59 and 60 for details.

•

The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Common Shares—The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and ADSs” on page 60 for details.

•

If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and ADSs securities could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Common Shares—If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and ADSs securities could decline” on page 61 for details.

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

In compliance with the Alleviating Burden Opinion and its implementation measures, we ceased offering K-9 Academic AST Services in China at the end of 2021. Such cessation had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022. In light of regulatory developments in China, in addition to the cessation of our K-9 Academic AST Services, we have made changes to our existing business, including closing of some of our schools and leaning centers and implementing staff optimization plan, while executing on new business strategies. The total number of schools and learning centers was 1,318 as of May 31, 2025, as compared to 1,669 as of May 31, 2021.

We have shifted, and will continue to, shift our focus towards educational products and services that are not related to K-9 Academic AST Services, such as test preparation courses, overseas study consulting services and educational materials and distribution, and explore other business opportunities by leveraging our brand recognition and educational resources accumulated over our operating history. For example, our new business initiatives include non-academic tutoring, intelligent learning systems and devices, study tours and research camps, educational materials and digitalized smart study solutions, as well as exam preparation courses designed to help students with junior college diplomas to obtain bachelor’s degrees. We may continue to operate in different geographic locations in China, which has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our continued nationwide operations will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. In addition, Koolearn.com, our online education platform, continues to expand its online educational offerings to adults and university students, and seeks business opportunities in new areas. In fiscal year 2022, East Buy (formerly known as Koolearn) established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products through livestreaming activities. East Buy has made notable progress in its sale of private label products and livestreaming e-commerce business in fiscal years 2023, 2024 and 2025. We are also continuing to explore business opportunities in culture and tourism market. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified teachers, management personnel and other key personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Historically, we have experienced fluctuations in our net revenues. Our net revenues increased from US$2,997.8 million in the fiscal year ended May 31, 2023 to US$4,313.6 million in the fiscal year ended May 31, 2024, and further increased to US$4,900.3 million in the fiscal year ended May 31, 2025. Any evaluation of our business and our prospects must be considered in light of the risks related to the change of regulatory policies on the after-school tutoring services market. In addition, our past results may not be indicative of future performance. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. In addition to the fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

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

Many factors may cause our gross and net margins to decline. The regulatory developments regarding Academic AST Institutions’ after-school tutoring business had caused a decline in our gross and net margin. Our operating margin turned positive for the fiscal year ended May 31, 2023 and continued to improve for the fiscal years ended May 31, 2024 and 2025. However, there is no assurance that we will be able to maintain or improve our operating margin in the future. In addition, new businesses may not have the same margins as we had in the past, and new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. It is possible that our margins could decline in the future due to these factors.

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

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation, result in our incurrence of substantial costs and distract our management’s attention and cause the trading price of our ADSs and common shares to decline and fluctuate significantly. For example, on July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Alleviating Burden Opinion, issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council. The Alleviating Burden Opinion contains high-level directives about requirements and restrictions related to after-school tutoring services. The trading price of our ADSs and common shares declined sharply before and after the Alleviating Burden Opinion was issued. After we announced the departure of Mr. Yuhui Dong, a popular livestreamer, and sale of Time with Yuhui (Beijing) Technology Ltd to Mr. Dong on July 25, 2024, the trading price of our ADSs and common shares declined sharply and we were inundated by numerous investor inquiries. In addition, certain of our directors are subject to class actions due to their current or previous directorships in other listed companies. Our directors and executive officers may also face litigation or proceedings (including alleged or future securities class action) unrelated to their respective capacity as a director or executive officer of our company, and such litigation or proceedings may adversely affect our public image and reputation.

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

Fluctuations in the fair value of long-term investments and short-term investments, due to market conditions or other reasons, may have an adverse impact on our results of operations. For example, we recorded a loss from fair value change of long-term investments in the fiscal year ended May 31, 2023 of US$0.9 million. We recorded a gain from fair value change of long-term investments in the fiscal year ended May 31, 2024 of US$19.0 million and a loss from fair value change of long-term investments in the fiscal year ended May 31, 2025 of US$10.1 million.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have expanded our offerings through internal development and external investments. Some of these operations have not generated significant or any profit to date, and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. For instance, in fiscal year 2022, East Buy (formerly known as Koolearn) established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products through livestreaming activities. East Buy has made notable progress in its sale of private label products and livestreaming e-commerce business in fiscal years 2023, 2024 and 2025. We cannot assure you that the livestreaming events through East Buy will continue to be popular and generate increasing net income as we expect. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

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

We rely on livestreamers to host livestreaming sessions. We may not be able to attract new livestreamers or retain our existing livestreamers, which may adversely affect our livestreaming e-commerce business.

We rely on livestreamers to host livestreaming sessions through various livestreaming accounts. The success of our livestreaming e-commerce business is influenced by the popularity of the livestreamers. Popular livestreamers are able to reach a wider audience when they promote the products and direct more potential consumers to purchase such products. In particular, since their inception in January 2024, the livestreaming accounts operated under the brand name “Time with Yuhui,” a brand name associated with Mr. Yuhui Dong, a popular livestreamer, have gained great popularity and attracted a wide range of consumers. In July 2024, Beijing Xuncheng, Mr. Yuhui Dong, and Time with Yuhui (Beijing) Technology Ltd, or Time with Yuhui, a wholly-owned subsidiary of Beijing Xuncheng that primarily engages in businesses under the brand “Time with Yuhui,” entered into an agreement under which Beijing Xuncheng agreed to sell, and Mr. Yuhui Dong agreed to acquire, 100% of the equity of Time with Yuhui. In August 2024, Time with Yuhui ceased to be a consolidated affiliated entity of East Buy and the financial results of Time with Yuhui has no longer been consolidated into the consolidated financial statements of East Buy.

We are subject to the risk of decreases in our GMV if the popularity of any of our livestreamers is reduced, or we are unable to retain them. We cannot assure you that our livestreamers will be able to retain their popularity, or our livestreamers will be able to increase their popularity, or we are able to attract new livestreamers or retain our existing livestreamers. Any failure to do so will materially and adversely affect our business, prospects, financial performance and results of operations.

We generate a significant portion of our revenues from certain cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We derived a significant portion of our total net revenues for the fiscal year ended May 31, 2025 from our operations in Beijing, Hangzhou, Guangzhou and Nanjing, and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2025, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection, cybersecurity and artificial intelligence may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business.

We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of personal information and other data on the Internet and mobile platforms as well as privacy protection and cybersecurity.

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. On December 28, 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, which became effective on September 1, 2021, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion within their scope of authority in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. In March 2025, the Cyberspace Administration of China published the Decision of Amending PRC Cybersecurity Law (Second Draft for Comments), or the Second Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Second Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As advised by our PRC legal counsel, Tian Yuan Law Firm, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs, are not required to go through a cybersecurity review by Cyberspace Administration of China for our previous issuance of securities to foreign investors.

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

On July 7, 2022, the Cyberspace Administration of China issued the Measures on Security Assessment of the Cross-border Transfer of Data, effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-border Data Flows, which provide that where the provisions of the Measures on Security Assessment of the Cross-border Transfer of Data conflict with the Provisions on Promoting and Regulating Cross-border Data Flows, the latter shall prevail. According to the foregoing provisions, based on self-evaluation and our communications with relevant government authorities, we believe that currently we are not required to apply for a security assessment for outbound data transfer. However, the interpretation and implementation of these measures and provisions in practice are subject to changes, and we cannot assure you that the competent government authorities will not take a contrary view to ours.

On September 24, 2024, the Administrative Regulations on Internet Data Security were promulgated by the State Council, which came into effect on January 1, 2025. These regulations implement and reiterate the general requirements on data security management from the Cybersecurity Law, the Data Security Law and the Personal Information Protection Law and are aligned with the existing laws and regulations on cybersecurity review, protection of important data and cross-border security management of network data. Network data processors that conduct network data processing activities affecting or potentially affecting national security shall undergo national security review in accordance with relevant state regulations. For data recognized as important data, the relevant regions and departments shall promptly notify the network data processors or publicly release such designation. Notably, if the data has not been notified or publicly released as important data by relevant regions or departments, there is no need to apply for an outbound important data transfer security assessment before transferring the data overseas. On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, effective on May 1, 2025. Personal information processors that process personal information of more than ten million individuals shall carry out a compliance audit of personal information protection at least once every two years.

In addition, the AI related regulatory and legal framework is constantly evolving. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation joint promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation implement classification and grading management for algorithm recommendation service providers based on various criteria and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall file with the CAC within ten business days from the date of providing such services. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly promulgated the Administrative Provisions on Deep Synthesis in Internet-based Information Services, which took effect on January 10, 2023. These provisions require that deep synthesis service providers with public opinion attributes or social mobilization capabilities shall conform with filing requirements, modification procedures or cancelation of filing in accordance with Administrative Provisions on Internet Information Service Algorithm Recommendation. Where deep synthesis service providers develop new products, new applications and new functions with public opinion attributes or social mobilization capabilities, they shall conduct a security assessment in accordance with the relevant provisions. On July 10, 2023, the CAC and six other ministries jointly published the Interim Administrative Measures on Generative AI Service, which came into effect on August 15, 2023. Such measures require service providers offering generative AI services with public opinion attributes or social mobilization capabilities to conduct security assessments and comply with filing formalities, modification procedures and filing cancellation procedures with the CAC in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to AI” for details on regulations over AI in the PRC. We are preparing for materials of the aforementioned filings and registers to the CAC and its counterparts for applicable AI products we offer. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, there remain uncertainties whether we will be able to comply with the requirements of such laws and regulations or complete additional registrations and filings in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or to comply with applicable laws and regulations, or if we have any dispute with any third party relating to intellectual property or data security, our reputation, business operation and financial condition may be materially and adversely affected.

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs and common shares. Furthermore, based on the facts that we have not been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China, nor have we received any inquiry, notice, warning, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects, and based on the advice of our PRC legal counsel, Tian Yuan Law Firm, except as otherwise disclosed in “—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection, cybersecurity and artificial intelligence may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business,” our business operations are compliant with the permission and approval requirements of the Cyberspace Administration of China in all material respects. We have taken and will continue to take reasonable measures to comply with such laws and regulations. The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. We expect the regulations over cybersecurity, data protection, personal information protection and privacy in the PRC to become increasingly more stringent. We cannot assure you that we can adapt our operations to the requirements promptly. We also cannot assure you that our employees would not violate any PRC laws and regulations regarding the protection of personal information and other data and cybersecurity. If we or any of our employees are not able to comply with the cybersecurity, network data security and personal information protection requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, or litigation against us by consumer advocacy groups or others, criminal allegations or negative publicity, which could materially and adversely affect our business and results of operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Privacy, Data Protection and Cybersecurity.”

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

Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, could have an adverse effect on our overseas test preparation courses and English language training courses. Recently, there have been heightened tensions in relations between the United States and China. The U.S. government has imposed, and may continue to impose, restrictions to limit the entry of certain Chinese students to pursue academic studies in the United States. Such events have discouraged and may continue to discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. As a result, we have experienced, and may continue to experience, slowdown of growth in student enrollments and revenues for our overseas test preparation and English language training courses, as well as our overseas study consulting services. These factors could have a material adverse effect on our overall business and results of operations.

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

If we are unable to comply with the restrictions and covenants in connection with our current or future debt and other related agreements, our cash flow and liquidity could be adversely affected.

We may issue debt securities from time to time. If we are unable to comply with the restrictions and covenants in connection with our current or future debt and other related agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements may contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of the debt, or result in a default under our other debt agreements. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us. The occurrence of these events may have a material adverse effect on our cash flow and liquidity.

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

As East Buy sells food and other products under the brand name East Buy (东方甄选), food safety and product quality are critical to East Buy’s reputation and business success. The PRC Food Safety Law and PRC Product Quality Law along with related regulations provide for a series of obligations and restrictions on food and other product distributers. Although East Buy implements quality control standards and measures throughout its entire operating processes, there is no assurance that East Buy’s quality control systems will prove to be effective at all times, or that it can identify any defects in our quality control systems in a timely manner. East Buy also conducts livestreaming events on Douyin, a short-video platform that is popular in China, as well as other sales channels, including its own App, and sells products online, and therefore needs to comply with online livestreaming and online sales related regulations. For instance, according to the Online Livestreaming Service Administrative Measures, it is prohibited to publish information that endanger national security or infringe third-party rights. In addition, the Trial Administrative Measures for Online Livestreaming Sales and Marketing issued on April 23, 2021 and effective from May 25, 2021 stipulate that, among others, online livestreaming channel operators have the obligation to ensure the information provided are genuine and complies with laws, and such online livestreaming channel operators shall also check and record information regarding the products and suppliers. The State Administration for Market Regulation published the Measures for the Supervision and Management of Live Streaming E-commerce (Draft for Comments) in June 2025 and further published the Measures for the Supervision and Management of the Implementation of Food Safety Main Responsibilities in Live Streaming E-commerce (Draft for Comments) in August 2025. These drafts strengthened live-streaming platforms’ responsibilities and specified liabilities and penalties for non-compliance. As of the date of this annual report, these drafts have been released for public comment only, and their respective provisions and adoption or effective dates remain uncertain.

The e-commerce industry, and online retail in particular, is highly regulated by the PRC government. For example, the Pricing Law of the PRC prohibits a business operator from committing the specified unlawful pricing activities, such as dumping products at price below cost for the purpose of driving out rivals or monopolizing the market, using false or misleading prices to deceive consumers to transact, colluding with others to manipulate the market price, or conducting price discrimination against other business operators. In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. In addition, on March 15, 2021, the State Administration for Market Regulation promulgated Online Trading Supervision and Management Measures, which took effect from May 1, 2021 and became an important departmental regulation for the implementation of the E-commerce Law. We have adopted a series of measures to comply with such requirements under the E-Commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. As a result, we are subject to risks regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products, for example, we have obtained Food Operation Licenses and Permits for Operating Publications. If we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. If the PRC government requires additional licenses or permits or provides stricter supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

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

East Buy has benefited from our collaborations with certain sales channels. Leveraging our relationship with such sales channels, East Buy’s content capability, branding, innovative capacity and product supply chain capability have attracted a large number of high-quality customers for the private label products and livestreaming e-commerce ecosystem. For examples, the GMV generated from Douyin represented a majority of East Buy’s total GMV for the fiscal years ended May 31, 2024 and 2025, and the trend may continue in the foreseeable future. We cannot assure you that we will continue to maintain our cooperative relationships with these sales channels and their respective affiliates in the future. We may not be able to successfully extend or renew our business cooperation with these sales channels on commercially reasonable terms or at all and may therefore be prohibited or restricted to conduct relevant business. This could materially disrupt our operations of East Buy and result in significant alternative expenses, which could adversely affect our reputation, business, financial condition and results of operations.

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

The Preschool Opinions also provide that private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are prohibited from investing in for-profit kindergartens using funds from the capital market and acquiring for-profit kindergarten assets with stock or cash consideration. As advised by our PRC legal counsel, Tian Yuan Law Firm, the prohibition of private kindergartens from listing as public companies shall not have retrospective effect on private kindergartens that are already operated by a listed company prior to the promulgation of the Preschool Opinions, and as we have been a public company since 2006, our kindergartens do not fall within “listing as public companies by themselves or through packaging with other assets.” After the promulgation of the Preschool Opinions, we did not make any investment in for-profit kindergartens using funds from the capital market or acquire any for-profit kindergartens assets with stock or cash consideration in order to comply with the Preschool Opinions. The contribution of kindergartens has been immaterial to our business; we derived less than 1% of our total net revenues from our kindergartens for each of the fiscal years ended May 31, 2023, 2024 and 2025. Based on the foregoing, our PRC legal counsel is of the view that the restrictions of the Preschool Opinions on the investment in or acquisition of for-profit kindergartens would not materially and negatively impact our business and operations.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. Our contractual agreements have not been tested in a court of law. As a result, it is difficult to predict the outcome of legal proceedings regarding enforcement of these contractual agreements. In the fiscal years ended May 31, 2023, 2024 and 2025, the consolidated affiliated entities contributed in aggregate 99.5%, 99.2% and 99.8%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP.

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

New Oriental China is the sole shareholder of Beijing Xuncheng as of May 31, 2025. New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 12.5% of our total common shares outstanding as of September 15, 2025. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or cause Beijing Xuncheng and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Since early 2025, the U.S. government has implemented significant changes to U.S. trade policy with China and imposed additional tariffs on imports from China, which has had and may continue to have a material impact on U.S.-China relations and the Chinese and global economy. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the PRC or global economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in China could adversely affect us

Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. As China is a fast-growing economy, China is in the process of developing fully integrated legal system in order to regulate different aspects of economic activities and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In addition, the PRC legal system is based in part on government policies and internal rules and interpretations. As a result, we may not be fully compliant with these laws, regulations and policies, as well as their interpretations and implementations. In addition, any litigation in China may be time-consuming and may result in substantial costs and diversion of resources and management attention from the operation of our business.

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

In addition, the Cybersecurity Review Measures stipulate certain circumstances that may trigger the cybersecurity review by the Cyberspace Administration of China. See “—Risks Related to Our Business—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business” for more details.

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

Under PRC laws and regulations, training schools are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Alleviating Burden Opinion and the State Council Circular 80, institutions providing after-school tutoring services on academic subjects shall obtain the private school operation permit. The State Council Circular 80 and the Amended Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local governmental authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operation permit. Due to the complex and evolving regulatory environment of the after-school tutoring industry, we cannot assure you that we have obtained and maintained all requisite private school operation permits and filings for all of our tutoring institutions and learning centers, or the scope of private school operation permits and filings we are holding are sufficient for our tutoring activities. We are in the process of applying or renewing the private school operation permits for some of our tutoring institutions. However, there is also no assurance that we will be able to update or renew the existing permits and filings on a timely basis, or at all. We may be subject to fines, confiscation of the gains derived from our noncompliant operations, or suspension of our operations, for any non-compliance incidents occurred from time to time, which may materially and adversely affect our business and results of operations. Furthermore, the Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, however, it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining operation permits, regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures. In addition, our e-commerce business is operated by our majority-owned subsidiary, East Buy, and we are required to obtain a number of licenses, permits and approvals in order to provide such services. For example, we have obtained ICP license, Food Operation License, Permit for Operating Publications and Commercial Performance Permit.

Our business is also subject to various health, safety, food, e-commerce, livestreaming, advertising and other regulations that affect various aspects of our business and we must obtain various licenses and permits under these regulations for our operations. We have been making efforts to ensure compliance with applicable rules and regulations in all material respects. In addition, we follow internal guidelines to make necessary registrations and filings and obtain necessary licenses and permits on a timely basis. However, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments. There is also no assurance that we will be able to update or renew existing licenses, or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion on a timely basis, or at all. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we currently operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations. In addition, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the consolidated affiliated entities, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be able to, successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. For example, as part of our culture and tourism business initiatives, certain travel agencies are in the process of applying for Travel Agency Operation Permit. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our services and our business, financial condition and operational results may be materially and adversely affected.

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

The relevant laws and regulations in China related to the online industry are relatively new and still evolving, and their interpretation and enforcement are subject to changes. As a result, in certain circumstances it may be difficult to determine whether a certain license requirement applies to us and what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, according to the Administrative Provisions on Internet Audio-Visual Program Service, the dissemination of “Audio-visual Programs” through internet is subject to the specific license. However, due to the ambiguity of the definition of “Audio-visual Programs,” there is uncertainty as to whether our online business falls within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs. In addition, pursuant to the Administrative Measures on the Production and Operation of Radio and Television Programs, the production of “Radio and Television Programs” requires the Permit for Production and Operation of Radio and TV Programs. Due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online business falls within such definition. In addition, the interpretation of “online publishing service” remains uncertain. The online distribution of content, including our course materials, may be regarded as an “online publishing service” and we may be required to obtain an Online Publishing License. Although we have obtained an Online Publishing License, we cannot assure you that our Online Publishing License covers all services we currently provide that may be deemed as “online publishing”, and in the event that our Online Publishing License is found not to cover all such services, we may be required to obtain additional Online Publishing License or to update our existing Online Publishing License. If the government authorities deem printing and providing physical learning materials to users as “publishing” or “publication distribution,” we may be required to obtain a Permit for Operating Publications. Information posted on our mobile apps and websites may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as “Internet news information services” and therefore we may be required to obtain Internet news information licenses. Further, there is no definition of “online education activities” under the Amended Implementation Rules. If our online learning contents and products are deemed as “online education activities” under the Amended Implementation Rules, certain of our operating entities may be required to obtain a private school operating permit. Moreover, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps issued jointly by the Chinese Ministry of Education with certain other PRC government authorities on August 10, 2019, require that mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Education Apps, complete filings with competent provincial regulatory authorities for education. Following the issuance of these opinions, we completed filings for our Education Apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the Chinese Ministry of Education require all Educational Apps that have completed filings prior to the effective date of the Alleviating Burden Opinion to be re-submit filings to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion. As of the date of this annual report, we have already completed filings or otherwise re-submitted filings for our Educational Apps. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be blacklisted by the Chinese Ministry of Education or its local counterparts and prohibited from submitting any filings for six months, or may be subject to fines, regulatory orders to suspend our or the consolidated VIEs’ operations or other regulatory and disciplinary sanctions. Furthermore, although we have obtained ICP Licenses, which specifically permit us to provide certain internet information services, due to potential changes with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP Licenses cover all the telecommunication services we currently provide, and in the event that our ICP Licenses are found not to cover all the telecommunication services we currently provide, we may be required to obtain additional Value-Added Telecommunications Business Operating Licenses or to update our existing ICP Licenses. In addition, the Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture operation license, or Internet Culture Operation License, from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products. On May 14, 2019, the General Office of the Ministry of Culture promulgated the Notice on Adjusting the Scope of Internet Culture Operation License and Further Standardizing the Approval Work, which provides that activities including online performances fall in the scope of Internet Culture Operation License and further clarifies that educational live streaming activities are not online performances. Therefore, we are not required to obtain the Internet Culture Operation License for our online tutoring business. According to the Q&A posted on the website of Ministry of Culture and Tourism of the PRC, if the main content of the livestreaming activities features on sale of goods, such livestreaming activities do not fall within the scope of internet culture activities, no Internet Culture Operation License is required. Since our livestreaming e-commerce business through East Buy is for providing the sale of agricultural and other products, we are not required to obtain the Internet Culture Operation License for our livestreaming e-commerce business. However, given the potential changes in the interpretation and application of existing PRC laws and regulations, we may be required to obtain the Internet Culture Operation License for business operations in the future.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On October 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended May 31, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended May 31, 2025.

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

The market prices of our ADSs and common shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the low and high closing prices of our ADSs on NYSE from June 1, 2024 to September 15, 2025 were US$41.22 and US$82.38, respectively. Likewise, the low and high closing prices on the Hong Kong Stock Exchange from June 1, 2024 to September 15, 2025 were HK$32.85 and HK$65.65, respectively. The market price of our ADSs and our common shares is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

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

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying shares represented by the ADSs in accordance with the provisions of the deposit agreement. Under our third amended and restated memorandum and articles of association, the minimum notice period required to convene an annual general meeting is 21 days, and any other general meeting shall be called by at least 14 days’ notice as long as our shares remain listed on the Hong Kong Stock Exchange, or otherwise at least seven business days’ notice. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the common shares underlying their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.

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

Our corporate affairs are governed by our third amended and restated memorandum and articles of association and by the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States or in Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States or Hong Kong, and provides significantly less protection to investors. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We believe that we were a “passive foreign investment company” for United States federal income tax purposes for the taxable year ended May 31, 2025, which could result in significant adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended May 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

On July 25, 2024, Beijing Xuncheng, Mr. Yuhui Dong, and Time with Yuhui (Beijing) Technology Ltd, or Time with Yuhui, a wholly-owned subsidiary of Beijing Xuncheng that primarily engages in businesses under the brand “Time with Yuhui,” entered into an agreement under which Beijing Xuncheng agreed to sell, and Mr. Yuhui Dong agreed to acquire, 100% of the equity of Time with Yuhui for approximately RMB76.59 million. The parties to the agreement shall use their best endeavors to complete the transaction within six months from the date of the agreement. In August 2024, Time with Yuhui ceased to be a consolidated affiliated entity of East Buy and the financial results of Time with Yuhui has no longer been consolidated into the consolidated financial statements of East Buy.

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 70 cities in China.

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

Educational Services

Our Network

We deliver our comprehensive educational programs, services and products to students across China through our nationwide physical network of schools, learning centers and bookstores, as well as our pure-play online learning platforms. As of May 31, 2025, we had a physical network of 77 schools and 1,241 learning centers in 70 cities and approximately 41,000 teachers. We deliver online courses through our online learning platforms, including Koolearn.com, our comprehensive online education platform. Powered by our OMO system, we have combined our offline network with online technologies and adopted different business models tailored to students in different locations to facilitate our operational efficiency. For example, for students in most cities, we primarily deliver courses in offline classroom settings, supported with interactive online learning components. For students in lower-tier cities, we broadcast courses delivered by well-known teachers from top-tier cities through our OMO system, and the local assistant lecturers monitor and provide in-person guidance and interactions with students onsite.

We distribute and sell books and other educational materials developed or licensed by us through our distribution channels, which consist of bookstores operated by us and third-party distributors. As of May 31, 2025, we had eight bookstores operated by us, and 262 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, who we believe have been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals.

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

We ceased our K-9 Academic AST Services at the end of 2021 and closed certain schools and learning centers in connection with the cessation of our K-9 Academic AST Services. The following table sets forth information about the locations of our schools, learning centers and bookstores as of May 31, 2025.

Location	Schools	Learning Centers	Bookstores	Location	Schools	Learning Centers	Bookstores
Beijing	5	39	1	Xuzhou	1	6	—
Shanghai	1	48	1	Zhenjiang	1	9	—
Guangzhou	1	67	1	Luoyang	1	11	—
Wuhan	1	49	—	Nantong	1	10	—
Yangzhou	1	10	—	Hohhot	1	9	—
Tianjin	1	30	—	Jilin	1	—	—
Xi’ an	1	45	1	Guiyang	1	7	—
Nanjing	2	81	—	Tangshan	1	7	—
Shenyang	1	21	—	Urumqi	1	3	—
Chongqing	1	35	1	Shiyan	1	—	—
Chengdu	1	49	—	Quanzhou	1	9	—
Shenzhen	1	31	—	Wenzhou	1	5	—
Xiangyang	1	13	—	Weifang	1	6	—
Taiyuan	1	34	—	Zhuhai	1	7	—
Haerbin	1	9	1	Baoding	1	4	—
Changsha	1	35	—	Yantai	1	7	—
Jinan	1	51	—	Kaifeng	1	7	—
Zhengzhou	1	31	—	Shaoxing	1	3	—
Hangzhou	1	62	—	Huzhou	1	—	—
Changchun	1	23	1	Hong Kong	1	—	—
Shijiazhuang	1	18	—	Yancheng	1	3	—
Suzhou	2	38	—	Jiaozuo	1	2	—
Hefei	1	50	—	Dongguan	1	5	—
Kunming	1	10	—	Haikou	1	2	—
Wuxi	1	32	—	Mianyang	1	1	—
Foshan	1	11	—	Changshu	1	2	—
Fuzhou	1	29	—	Jinzhong	1	—	—
Nanchang	1	37	—	Chengde	1	—	—
Dalian	1	12	—	Weihai	1	—	—
Lanzhou	1	12	1	Xuchang	1	2	—
Huangshi	1	—	—	Changzhou	1	4	—
Ningbo	1	5	—	Huaian	1	14	—
Xiamen	1	26	—	Taizhou	1	11	—
Qingdao	2	31	—	Wuhu	1	—	—
Nanning	1	10	—	Kunshan	1	1

				TOTAL	77	1,241	8

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

Following the acquisition of the East Buy’s online education business, which primarily consists of online test preparation courses, the following operating metrics are presented to include the test preparation courses offered through Koolearn.com. In our fiscal year ended May 31, 2025, we had approximately 1,102,000 student enrollments in our test preparation courses. Approximately 556,000 of our student enrollments in our fiscal year ended May 31, 2025 were in overseas test preparation courses and the other 546,000 were in PRC test preparation courses. Our test preparation courses generally range from 6 to 200 students per class. We also have students from our test preparation courses that take our small class, in particular 1-on-1, tutoring courses. Our students typically enroll in a 12 to 400 hour program with classes meeting one to eight times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from approximately RMB1,000 to RMB49,800 per course, as overseas test preparation courses generally have higher course fees.

Non-Academic Tutoring

We started to expand our non-academic tutoring courses in 2021, which focus on cultivating students’ innovative and comprehensive abilities. Our courses have been well-received by students since launch and we have rolled out non-academic tutoring courses in around 60 cities in China. In our fiscal year ended May 31, 2025, we had approximately 2,804,000 student enrollments in our non-academic tutoring courses.

Intelligent Learning Systems and Devices

We launched our intelligent learning systems and devices in 2021, which are designed to provide a tailored digital learning experience for students. Leveraging our advanced data and technology capabilities with our abundant teaching experience, together with our teachers that monitor and assess the learning curve of each student from our backend system, we provide customized and personalized learning materials and exercises for students. This innovative educational service not only improves students’ learning efficiency, but also cultivates students’ proactive learning habits. Our intelligent learning systems and devices have been tested and adopted in around 60 cities in China, and we had 479,000 active paid users in the fiscal year ended May 31, 2025. Active paid users are users who visit and logged in our intelligent learning system and devices at least once and also make payments for our products and services at least once in a given period, after eliminating duplicates.

Overseas Study Consulting Services

Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel and assist students with the immigration process for overseas studies, such as obtaining visas and arranging housing.

Educational Materials and Distribution

We develop and edit educational materials for language training and test preparation and distribute these materials through various distribution channels, consisting of our bookstores as well as third-party distributors. In our fiscal year ended May 31, 2025, we developed and edited approximately 377 titles and distributed approximately 13.7 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in different education areas.

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

Upholding a multi-channel strategy to reach a wider consumer base, we have launched our livestreaming channels on Taobao, Wechat Mini program and our own App. While continuing enriching the products and services through livestreaming channels, we also opened online shops on different platforms, such as Tmall, JD.com, Pinduoduo, REDnote. We launched our brand new East Buy App in early July 2023, where the consumers can purchase products both from livestreaming sessions as well as from the marketplace on the App. We have established and will continue to promote our membership system on our own App. Members can enjoy membership discounts or coupons during the membership period and earn loyalty points that can be used to offset cash payments. Our total GMV from all sales channels, including Douyin, Taobao and East Buy App, among others, amounted to RMB14.3 billion and RMB8.7 billion for fiscal year 2024 and 2025, respectively.

In addition to the products sourced from third parties, we also provide a variety of private label products under the East Buy brand, including fruits and vegetables, dairy and bakery products, nutritional and healthcare products, and daily necessities. Since the launch of our first private label product in April 2022, East Buy has developed and launched a total of 732 SKUs in private label products as of May 31, 2025. We have upgraded our delivery system to improve our supply chain management.

We have continued to host provincial livestreaming events nationwide with strong support from local cultural and tourism authorities. We have also incorporated history, culture, geography and folklore into our livestreaming sessions to introduce and promote certain historical sites and monuments, tourist attractions and also local specialty products to our audience.

Our Teachers

We have a team of passionate and high quality teachers that are essential to our success. We have established well-developed methods for hiring, training and retaining qualified teachers, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy, as well as a competitive base salary coupled with performance-based bonuses. We believe that our competitive and incentivizing remuneration package, career advancement opportunities, and systematic teacher training programs allow us to recruit, train and retain top quality teachers in the industry. As of May 31, 2025, we employed approximately 41,000 teachers, many of whom are from top universities in China or have studied overseas. Our teachers consist primarily of full-time teachers, with the remainder being contract teachers. The number of contract teachers we employ may be subject to seasonal fluctuations as we tend to have more student enrollments in our test preparation courses during summer school holidays.

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

Our Proprietary Teaching Content and Methodologies

We emphasize the quality of our teaching content which is crucial to the effectiveness of our teaching methodologies. We had approximately 1,900 personnel involved in our content development as of May 31, 2025. Our proprietary seven-step teaching method ensures that we standardize and maintain consistent teaching quality across our educational services. We develop our proprietary educational materials for our language training and test preparation courses, and leverage our big data algorithms and massive student data base to tailor course materials based on student learning behavior and performance. We continually update our educational materials and expand our course offerings to ensure we stay abreast of the latest education trends. In addition, we distinguish ourselves from our competitors by publishing our in-house developed educational materials via partnerships with international education content providers, which enables us to increase market share in the competitive private education industry.

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

We employ the following marketing and student acquisition channels to attract new and retain existing students:

Referrals. With nearly 30 years of operating history, we have successfully established “New Oriental” as one of the most trusted brands with well-established brand recognition in the private education industry. We have focused on delivering high quality and differentiated educational services and products to across two generations of students in China. Our strong brand has allowed us to generate significant organic growth in student enrollments through word- of-mouth referrals. We expect our student enrollments to continue to grow from referrals through our extensive network of students and alumni.

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

For our private label products and livestreaming e-commerce business through East Buy, we have primarily built up our brand awareness and our consumer base by leveraging word-of-mouth referrals, as well as online and offline marketing and brand promotion activities. From time to time, we also offer coupons and credits to consumers on our platforms. We have also established our membership system in our App to provide consumers with more favorable products and comprehensive membership services.

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

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including but not limited to the Ministry of Education, the National Press and Publication Administration, the Ministry of Industry and Information Technology, the State Administration for Market Regulation, the Ministry of Civil Affairs, the Ministry of Culture and Tourism and their respective authorized local counterparts.

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

On February 8, 2024, the Ministry of Education issued the Administrative Regulations on Off-campus Tutoring (Draft for Comments), or the Draft Off-campus Tutoring Regulation, which regulates off-campus tutoring activities targeting primary and secondary school students and preschool students aged three to six, with the primary objectives of enhancing academic performance or developing interests and special talents. The Draft Off-campus Tutoring Regulation provides that, among other things, off-campus tutoring institutions shall be administered by the classification of tutoring on academic subjects and non-academic subjects. All off-campus tutoring institutions shall obtain corresponding off-campus tutoring operating permit, and off-campus tutoring institutions offering academic tutoring for students in compulsory education shall register as non-profit organizations. Off-campus tutoring institutions offering non-academic tutoring are required to obtain approval from corresponding competent authorities depending on the subjects offered, prior to obtaining its tutoring operating permit. In addition, online off-campus tutoring institutions shall be subject to review and approval by provincial-level education administration authorities. The Draft Off-campus Tutoring Regulation also provides that the funds of off-campus tutoring institutions acquired from financing and collected from tutoring fees shall be mainly used for engaging in educational services, improving training conditions and guaranteeing the welfare of employees. However, unlike the Alleviating Burden Opinion and certain previous regulations implementing the Alleviating Burden Opinion, the Draft Off-campus Tutoring Regulation no longer emphasizes administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. As of the date of this annual report, the Draft Off-campus Tutoring Regulation was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change.

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

On November 7, 2018, the Central Committee of the Communist Party of China and State Council jointly promulgated Opinions of the Central Committee of the Communist Party of China and State Council on Deepening Reform in Preschool Education, or the Preschool Opinions. The Preschool Opinions laid out overall requirements for the reform and development of preschool education and specified measures to be taken in eight areas: planning and distribution of kindergartens, expansion of preschool education resources, long-term funding mechanisms, teaching workforce, supervision systems, regulation of private kindergartens, childcare and teaching quality, and administrative systems. The Preschool Opinions aim to increase the accessibility of preschool education to children and see the pre-school gross enrollment rate reach 85% by 2020. The Preschool Opinions propose to build a preschool education system centered on kindergartens with universal access (including public kindergartens and private kindergartens with universal access) and expect the coverage of kindergartens with universal access amount to 80% by 2020. The Preschool Opinions demand the regulation on the development of private kindergartens, including that (i) non-state capital is prohibited from controlling non-profit kindergartens through acquisitions and contractual arrangements, and (ii) private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are not allowed to invest in for-profit kindergartens using funds from the capital market, or acquire for-profit kindergarten assets with stock or cash consideration. It is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime, and the above rules may materially affect our expansion and operation of kindergartens in the future. On November 8, 2024, the Standing Committee of the National People’s Congress published the Preschool Education Law, which repeats the provisions restricting kindergartens from pursuing profits and sets forth the legal liabilities for violation of such provisions.

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

As a subsector of the value-added telecommunications business, Internet information services are also regulated by the Administrative Measures on Internet Information Services promulgated by the State Council, or the Internet Information Measures. The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sectors including but not limited to news, publishing and education, must obtain additional approvals from the competent authorities in charge of those sectors as well. Our subsidiaries that are engaged in related business have obtained the ICP licenses.

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

Regulations Related to Privacy, Data Protection and Cybersecurity

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. In March 2025, the Cyberspace Administration of China published the Second Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Second Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

Further, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021 and was last amended on March 18, 2025. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

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

On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-border Data Flows, which streamline and provide clarity to the governance framework for outbound data transfers. According to these Provisions, data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or regions, data processors are not required to report security assessments for their outbound data transfers as important data. Furthermore, critical information infrastructure operators transferring personal information or important data overseas, or data processors other than critical information infrastructure operators transferring important data overseas or cumulatively transferring over one million individuals’ personal information (excluding sensitive personal information) or 10,000 or more individuals’ sensitive personal information overseas from January 1 of the current year, shall in each case apply for a data cross-border security assessment to the CAC through CAC’s local branch. Data processors other than critical information infrastructure operators that cumulatively provide 100,000 to 1,000,000 individuals’ personal information (excluding sensitive personal information) or less than 10,000 individuals’ sensitive personal information to overseas recipients from January 1 of the current year shall enter into a standard contract for outbound personal information transfers with overseas recipients or undergo authentication processes for personal information protection. These Provisions also establish specific exemptions for outbound data transfers. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data, is now exempted from compliance requirements regarding outbound data transfers, such as security assessments for outbound data transfer, execution of standard contracts for outbound personal information transfers, or authentication processes for personal information protection. In addition, Pilot Free Trade Zones are permitted to formulate data negative lists at their own discretion, where data processors may provide overseas parties with any data not included in the negative lists without conducting security assessments.

On September 24, 2024, the Administrative Regulations on Internet Data Security were promulgated by the State Council, which came into effect on January 1, 2025. These regulations implement and reiterate the general requirements on data security management from the Cybersecurity Law, the Data Security Law and the Personal Information Protection Law and are aligned with the existing laws and regulations on cybersecurity review, protection of important data and cross-border security management of network data. Network data processors that conduct network data processing activities affecting or potentially affecting national security shall undergo national security review in accordance with relevant state regulations. For data recognized as important data, the relevant regions and departments shall promptly notify the network data processors or publicly release such designation. Notably, if the data has not been notified or publicly released as important data by relevant regions or departments, there is no need to apply for an outbound important data transfer security assessment before transferring the data overseas.

On February 12, 2025, the CAC published the Administrative Measures for the Compliance Audit of Personal Information Protection, effective on May 1, 2025. Personal information processors that process personal information of more than ten million individuals shall carry out a compliance audit of personal information protection at least once every two years. Where a personal information processor conducts a compliance audit on personal information protection by itself, it shall have its internal department, or a commissioned professional institution regularly conduct compliance audits on its compliance with laws and administrative regulations in processing personal information. In certain circumstances, national cyberspace administration authorities and other departments performing personal information protection duties may require personal information processors to commission professional institutions to conduct compliance audits on personal information processing activities. When conducting compliance audits, personal information processors shall follow the Guidelines for Personal Information Protection Compliance Audits outlined in these Measures.

Regulations related to AI

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation joint promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation implement classification and grading management for algorithm recommendation service providers based on various criteria and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall file with the CAC within ten business days from the date of providing such services.

On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly promulgated the Administrative Provisions on Deep Synthesis in Internet-based Information Services, which took effect on January 10, 2023. These provisions impose certain compliance obligations on service providers that use deep synthesis technology to provide internet-based information services, including but not limited to establishing databases to identify illegal or malicious information, labeling information generated from using deep synthesis technologies and verifying users’ real identities before allowing them to use deep synthesis information publishing services. Deep synthesis technology refers to the use of generative synthetic algorithms such as deep learning and virtual reality to create online content, including text, images, audios, videos, virtual scenes and other related content. In addition, deep synthesis service providers with public opinion attributes or social mobilization capabilities shall conform with filing requirements, modification procedures or cancelation of filing in accordance with Administrative Provisions on Internet Information Service Algorithm Recommendation. Where deep synthesis service providers develop new products, new applications and new functions with public opinion attributes or social mobilization capabilities, they shall conduct a security assessment in accordance with the relevant provisions.

On July 10, 2023, the CAC and six other ministries jointly published the Interim Administrative Measures on Generative AI Service, which came into effect on August 15, 2023. Such measures apply to the provision of generative content such as text, images, audios and videos to the public within the territory of China by utilizing generative AI technology and impose various obligations on generative AI service providers, from content filtering and control to protecting the personal information of users. In addition, such measures require service providers offering generative AI services with public opinion attributes or social mobilization capabilities to conduct security assessments and comply with filing formalities, modification procedures and filing cancellation procedures with the CAC in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation.

Regulations on Publishing and Distribution of Publications

The State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which was most recently amended on December 6, 2024. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Publication Regulations, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. We do not engage in offline publishing business. Instead, Beijing New Oriental Dogwood Cultural Communications Co., Ltd., a subsidiary of New Oriental China, has been cooperating with qualified PRC offline publishing companies to publish our in-house developed teaching materials and other content.

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

Our subsidiaries engaged in the wholesale and retail distribution of books, periodicals and audio-visual products have obtained the relevant Permits for Operating Publications Business. During the term of the above-mentioned permits or licenses, the National Press and Publication Administration or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits or licenses. If the subsidiaries of New Oriental China and Beijing Xuncheng engaged in the wholesale and retail distribution of books, periodicals and audio-visual products are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.

Under the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which was jointly issued by the State Administration of Press Publication Radio Film and Television (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the Ministry of Industry and Information Technology, any entity providing online publishing services shall obtain an Online Publishing License. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the State Administration of Press Publication Radio Film and Television. The online distribution of content, including our course materials, may be regarded as an “online publishing service” and we may be required to obtain an Online Publishing License. One of our subsidiaries currently holds an Online Publishing License. If the government authorities deem printing and providing physical learning materials to users as “publishing” or “publication distribution,” we may be required to obtain a Permit for Operating Publications. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

Regulations Relating to Food Safety

According to the Administrative Measures for Food Operation License and Filings, entities or individuals involved in food operation and catering service in the PRC shall obtain the food operation license. Applications of food operation license shall be filed according to such food operator’s operating types.

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

Regulations Relating to Online Livestreaming and Online Sales

On July 12, 2017, the Cyberspace Administration of China issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live-Streaming Services, which provides that all the companies providing internet live- streaming services shall file with the local authority, otherwise the Cyberspace Administration of China or its local counterparts may impose administrative sanctions on such companies. Pursuant to the Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued by the Ministry of Industry and Information Technology, the Ministry of Culture and Tourism, or the MOCT, and several other government agencies on August 1, 2018, livestreaming services providers are required to file with the local public security authority within 30 days after it commences the service online. Pursuant to the Online Trading Supervision and Management Measures promulgated by the State Administration for Market Regulation on March 15, 2021, and effective from May 1, 2021, online trading operators shall follow the principles of legality, propriety and necessity when collecting and using consumers’ personal information, and shall specifically notify consumers about the purpose, method and scope of the collection and use of such information and obtain the consumers’ consent. Online trading operators who collect and use consumers’ personal information should announce their policies on collection and use of such information and should not collect and use the information in breach of laws and regulations and the agreement between the parties. Online trading operators shall fully, truly, accurately and timely disclose commodity or service information to protect consumers’ right to know and choose. Online trading platform operators shall require business operators applying for access to the platform for sale of goods or provision of services to provide their identities, addresses, contact information, administrative licenses and other true information for verification and registration, establish registration files, and verify and update the same at least once every six months, and online trading platform operators shall submit certain identity information of the business operators using the platform to the provincial market regulatory authority at its domicile in January and July each year, respectively. According to the Regulations on the Administration of Commercial Performances promulgated by the State Council on November 29, 2020, performance groups engaged in commercial performance activities and performance agencies engaged in commercial performance operation activities are required to obtain Commercial Performance Permit. Pursuant to the Guiding Opinions on Strengthening the Regulation and Administration of Online Livestreaming, a livestreaming platform engaging in commercial online performances shall hold the Internet Culture Operation License. According to the Q&A posted on the website of Ministry of Culture and Tourism of the PRC, if the main content of the livestreaming activities features on sale of goods, such livestreaming activities do not fall within the scope of internet culture activities, no Internet Culture Operation License is required. Based on the Q&A, since our livestreaming e-commerce business through East Buy is for providing the sale of agricultural and other products, we are not required to obtain an Internet Culture Operation License for our livestreaming e-commerce business. However, given the potential changes in the interpretation and application of existing PRC laws and regulations, we may be required to obtain an Internet Culture Operation License for our business operations in the future.

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

The State Administration for Market Regulation published Measures for the Supervision and Management of Live Streaming E-commerce (Draft for Comments) in June 2025 and further published the Measures for the Supervision and Management of the Implementation of Food Safety Main Responsibilities in Live Streaming E-commerce (Draft for Comments) in August 2025. These drafts strengthened the live-streaming platforms’ responsibilities and specified liabilities and penalties for non-compliances. As of the date of this annual report, these drafts have been released for public comment only, and their respective provisions and anticipated adoption or effective dates remain uncertain.

Regulations Relating to Internet Content

The Internet Information Measures specify that internet information services regarding news, publications and education, among other things, are to be examined, approved and regulated by the authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the authorities. Furthermore, in 2019, the Cyberspace Administration of China issued the Provisions on the Management of Network Information Content Ecology, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the Provisions on the Management of Network Information Content Ecology, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

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

Regulations Relating to Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress and the Provisions on the Review of Concentrations of Undertakings promulgated by the State Administration for Market Regulation require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of the Anti-Monopoly Law and examination of national security shall be carried out pursuant to the relevant laws and regulations. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

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

Regulations Relating to Foreign Investment

Foreign Investment Access Special Management Measures (Negative List) (2024 Version)

Investment activities in the PRC by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the 2024 Negative List, which was promulgated by the Ministry of Commerce and National Development and Reform Commission in September 2024 and came into effect in November 2024. The 2024 Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The 2024 Negative List covers 11 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment. Under such 2024 Negative List, pre-school education and senior high school education in grades 10 to 12 are in a restricted industry, meaning foreign educational organizations with relevant qualifications and experience and Chinese educational organizations are only allowed to operate pre-school education and senior high schools in cooperative ways by the form of a cooperative joint venture in the PRC. Foreign ownership in entities providing value-added telecommunication services, with a few exceptions, may not exceed 50%. Foreign investment is banned from publishing books, newspapers, periodicals, audio-visual products and electronic publications, and internet publishing. Foreign investment is also banned from compulsory education, which means grades 1 to 9. After-school tutoring services and training services which do not grant certificates or diplomas and non-academic vocational training institutions are not listed on the 2024 Negative List.

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

Restrictions on Foreign Investment in Education

Pursuant to the 2024 Negative List, foreign investment in pre-school education and senior high school education in grades 10 to 12 is restricted, meaning that it shall only take the form of Sino-foreign cooperative schools and the domestic party shall play a dominant role. A dominant role requires that (i) the school’s principal or chief executive must be a PRC national, and (ii) the school’s governing body (including the board of directors, executive council or joint administration committee) must consist of a majority of representatives from the domestic party. Training business is not on the 2024 Negative List.

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

Restrictions on Foreign Investment in Publishing

In July 2005, the Ministry of Culture, the State Administration of Radio, Film and Television, the National Press and Publication Administration, the NDRC, and Ministry of Commerce jointly formulated the Several Opinions on Drawing Foreign Investment into the Cultural Sector, pursuant to which foreign investors are prohibited from engaging in business such as the publication of books, audio-visual products and electronic publications, and internet publishing. The 2024 Negative List also lists foreign investments in the publication of books, audio-visual products and electronic publications and in the provision of internet publishing services as a prohibited category.

The wholesale and retail of publications is not listed in the 2024 Negative List, indicating that the wholesale and retail of publications is a permitted area where foreign investment can enter. In particular, the Provisions on the Administration of the Publication Market clearly states that PRC allows foreign-invested enterprises to carry out the publication distribution (including wholesale and retail) business.

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

On April 8, 2024, the MIIT issued the Circular on Pilot Work of Expanding the Opening Up of Value-Added Telecommunications Services, pursuant to which, the foreign ownership limits on several services, including (i) Internet Data Center, (ii) Content Delivery Networks, (iii) Internet Access Services, (iv) online data processing and transaction, (v) information publishing platform and delivery services (except Internet news and information, online publishing, online audiovisual, Internet culture business), and (vi) information protection and processing services in designated pilot areas, are eliminated. However, as such Circular is newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement.

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

Trademark. The PRC Trademark Law protects the proprietary rights to registered trademarks. The Trademark Office handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos, including “New Oriental” and “Pop Kids,” with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. In July 2014, the State Administration for Market Regulation released Provisions on the Recognition and Protection of Well-Known Trademarks. According to these provisions, well-known trademarks shall be recognized on a case-by-case basis, and be subject to the principle of passive protection. Our trademarks “ ,” “ ,” and “ ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China.

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

Regulations on Taxation

PRC Enterprise Income Tax. The National People’s Congress, the Chinese legislature, passed the PRC Enterprise Income Tax Law, as last amended in 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises Preferential tax treatments grants to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” upon re-examination will be entitled to a 15% enterprise income tax rate. The State Council promulgated the implementation rules of the Enterprise Income Tax Law in 2007, as last amended in 2024, and the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation promulgated other supplemental rules in 2008 which were amended in 2016, respectively, regarding new criteria for the granting of “high and new technology enterprises” status. Upon the expiration of the initial term, the enterprise shall file a new application to obtain such status. Loss of any preferential tax treatments previously granted to us could have a material and adverse effect on our financial condition and results of operations.

According to the Circular On Several Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry promulgated by the State Council in January 2011 and the Circular On Policies of Enterprises Income Tax for Further Encouraging the Development of Software Industry and Integrated Circuit Industry, jointly promulgated by the Ministry of Finance and the State Administration of Taxation in April 2012 and effective from January 1, 2011, or an enterprise that qualifies as a “software enterprise” established after January 1, 2011 and could qualify the conditions of software enterprises specified in the Announcement [2021] No.10 of the Ministry of Finance, the State Taxation Administration, the National Development and Reform Commission, or the NDRC, and the MIIT, or a software enterprise, is exempt from enterprise income tax for two years beginning in the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years.

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

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of May 31, 2025:

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

PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. As a result, we conduct substantially all of our business in China through contractual arrangements between our wholly-owned subsidiaries in China, and the VIEs and their shareholders. In the fiscal years ended May 31, 2023, 2024 and 2025, the consolidated affiliated entities contributed in aggregate 99.5%, 99.2% and 99.8% of our total net revenues, respectively.

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

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on factors such as the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2023, 2024 and 2025, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$696.0 million, US$298.3 million and US$353.3 million, respectively. In accordance with the Amended Implementation Rules, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School from such agreement.

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

Letters of Undertaking. As of the date of this annual report, Century Friendship directly held the entire equity interest in New Oriental China, the sole shareholder of Beijing Xuncheng. To ensure stability and continued validity and enforceability of the foregoing agreements, Century Friendship and its shareholders, our founder Mr. Yu has executed a letter of undertaking whereby he undertakes not to enter into any arrangement, including pledge, sale, disposal or creation of other third-party rights, in relation to Century Friendship’s equity interests in New Oriental China which may adversely affect the implementation of the foregoing agreements entered into by New Oriental China unless they have obtained consent from East Buy or Dexin Dongfang, and the counterparties or beneficiaries of such arrangement have executed written undertaking(s) to the effect that they will not affect the performance of the foregoing agreements entered into by New Oriental China. The general partner of each limited partnership that holds equity interest in Beijing Xuncheng executed a similar letter of undertaking as of May 10, 2018 to the same effect. In addition, Century Friendship and its shareholders undertook not to participate in, invest in, own or manage any businesses competing with that of Beijing Xuncheng and its subsidiaries as long as they continue to hold equity interest in Beijing Xuncheng.

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

Acceptance Letter. Beijing Dongfang Youbo Network Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated October 10, 2019 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. In addition, Beijing Xinyuanfang Human Resource Service Co., Ltd. and Dongfang Optimization (Beijing) Technology Co., Ltd., each as a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated January 12, 2022 whereby each assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. Furthermore, Oriental Selection (Beijing) Technology Co., Ltd., a subsidiary of Dongfang Optimization (Beijing) Technology Co., Ltd. executed a letter of acceptance dated January 4, 2023 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. In March 2024, Oriental Selection (Zhuhai) Tourism Culture Co., Ltd., Oriental Selection (Jiaxing) Supply Chain Management Co., Ltd. and Time with Yuhui (Beijing) Technology Ltd, or Time with Yuhui, executed a letter of acceptance, whereby each of them assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement. On July 25, 2024, Beijing Xuncheng, Mr. Yuhui Dong, and Time with Yuhui, entered into an agreement under which Beijing Xuncheng agreed to sell, and Mr. Yuhui Dong agreed to acquire, 100% of the equity of Time with Yuhui. In August 2024, Time with Yuhui ceased to be a consolidated affiliated entity of East Buy and the financial results of Time with Yuhui has no longer been consolidated into the consolidated financial statements of East Buy. In connection with the sale, the letter of acceptance executed by Time with Yuhui ceased to be effective. Zhenxiang Shiguang (Beijing) Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance dated September 27, 2024 whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the Exclusive Management Consultancy and Cooperation Agreement.

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

Our headquarters are located in Beijing, China, where we own approximately 49,000 square meters of office and training center. In addition, we own an aggregate of approximately 100,000 square meters of space for our schools, learning centers and bookstores in Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Xiamen, Changsha, Hangzhou, Zhengzhou and Hefei. We lease all of our facilities for our schools, learning centers and bookstores in over 50 other cities throughout China. For more information concerning our schools, learning centers and bookstores, see “Item 4. Information on the Company—B. Business Overview—Our Network.”

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

Specific Factors Affecting Our Results of Operations

While our business is influenced by factors affecting the private education industry in China generally and by conditions in each of the geographic markets we serve, we believe our business is more directly affected by company- specific factors such as the number of student enrollments, the amount of course fees and our operating cost and expenses.

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

Selected Statements of Operations Items

Net Revenues. In the fiscal years ended May 31, 2023, 2024 and 2025, we generated total net revenues of US$2,997.8 million, US$4,313.6 million and US$4,900.3 million, respectively.

We currently derive revenues from the following sources:

•	net service revenues, which accounted for 84.9%, 81.2% and 88.4% of our total net revenues in the fiscal years ended May 31, 2023, 2024 and 2025, respectively; and

•	net product revenues, which accounted for 15.1%, 18.8% and 11.6% of our total net revenues in the fiscal years ended May 31, 2023, 2024 and 2025, respectively.

Net Service Revenues. Our net service revenues consist of revenues from educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services and other services. Revenues from educational services and test preparation courses accounted for 63.9%, 63.0% and 70.5%, respectively, of our total net revenues in the fiscal years ended May 31, 2023, 2024 and 2025.

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

For the year ended May 31, 2025, US$3,456.2 million, US$119.1 million, US$516.4 million and US$242.4 million of service revenues were derived from educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services and other services, respectively. For the year ended May 31, 2024, US$2,716.2 million, US$190.9 million, US$439.7 million and US$154.2 million of service revenues were derived from educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services and other services, respectively. For the year ended May 31, 2023, US$1,914.9 million, US$178.2 million, US$354.8 million and US$96.9 million of service revenues were derived from educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services and other services, respectively.

Net Product Revenues. Our net product revenues consist of revenues from the sales of private label products and sales of books or other educational materials developed or licensed by us either through our own distribution channels or through third party distributors. Revenues are recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for the goods.

For the year ended May 31, 2025, US$481.2 million and US$85.0 million of product revenues were derived from private label products, and sales of books or other educational materials, respectively. For the year ended May 31, 2024, US$709.8 million and US$102.8 million of product revenues were derived from private label products, and sales of books or other educational materials, respectively. For the year ended May 31, 2023, US$379.3 million and US$73.7 million of product revenues were derived from private label products, and sales of books or other educational materials, respectively.

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating cost and expenses as a percentage of total net revenues for the periods indicated.

	For the Years Ended May 31,
	2023		2024		2025
(in thousands, except percentages)	US$	%	US$	%	US$	%
Net revenues	2,997,760	100.0	4,313,586	100.0	4,900,262	100.0
Operating cost and expenses:
Cost of revenues	(1,409,438)	(47.0)	(2,050,960)	(47.5)	(2,183,291)	(44.6)
Selling and marketing	(444,693)	(14.8)	(660,586)	(15.3)	(783,959)	(16.0)
General and administrative	(953,583)	(31.8)	(1,251,615)	(29.0)	(1,444,463)	(29.5)
Impairment of goodwill	—	—	—	—	(60,299)	(1.2)
Total operating cost and expenses	(2,807,714)	(93.6)	(3,963,161)	(91.8)	(4,472,012)	(91.3)

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

	For the Years Ended May 31,
	2023		2024		2025
(in thousands, except percentages)	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expense:
Cost of revenues	2,749	3.1	19,966	16.3	(1,261)	(2.1)
Selling and marketing	5,750	6.4	26,053	21.3	4,658	7.8
General and administrative	81,289	90.5	76,440	62.4	56,536	94.3

Total	89,788	100.0	122,459	100.0	59,933	100.0

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

In addition, under the current regulatory regime, whether our schools are entitled to any preferential income tax treatment remains unclear, and practice varies across different cities in China. Pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools, and after-school tutoring institutions providing tutoring services on academic subjects can only be registered as non-profit private schools under the Alleviating Burden Opinion. Pursuant to the Amended Private Education Law, non-profit private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit private schools are still unclear. Due to a lack of implementation rules, whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. Among our schools in four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2025, three schools are subject to the standard 25% enterprise income tax rate and one school was not required by the governing tax bureau to pay any enterprise income tax from its establishment through May 31, 2025.

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

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2023	2024	2025
Net revenues:
Net service revenues	2,544,729	3,500,998	4,334,071
Net product revenues	453,031	812,588	566,191

Total net revenues	2,997,760	4,313,586	4,900,262
Operating cost and expenses:(1)
Cost of revenues	(1,409,438)	(2,050,960)	(2,183,291)
Selling and marketing	(444,693)	(660,586)	(783,959)
General and administrative	(953,583)	(1,251,615)	(1,444,463)
Impairment of goodwill	—	—	(60,299)
Total operating cost and expenses	(2,807,714)	(3,963,161)	(4,472,012)

Operating income	190,046	350,425	428,250

Interest income	114,453	153,589	119,605
Interest expense	(707)	(298)	(311)
Realized gain from long-term investments	767	185	422
Impairment loss from long-term investments	(8,056)	(30,007)	(5,215)
Loss from fair value change of long-term investments	(860)	19,025	(10,078)
Miscellaneous income, net	12,888	922	3,711

Provision for income taxes:
Current	(97,594)	(130,927)	(175,612)
Deferred	31,528	21,237	29,317

Provision for income taxes	(66,066)	(109,690)	(146,294)

Loss from equity method investments	(7,102)	(58,933)	(14,257)

Net income	235,363	325,218	375,833

Less: Net income attributable to non-controlling interests	58,022	15,627	4,117
Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	177,341	309,591	371,716

Net income per common share attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
-Basic	0.11	0.19	0.23

-Diluted	0.10	0.18	0.23

Weighted average shares used in calculating basic net income per common share	1,678,264,547	1,653,597,432	1,619,727,518
Weighted average shares used in calculating diluted net income per common share	1,685,631,987	1,669,499,952	1,631,137,164

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2023	2024	2025
Cost of revenues	2,749	19,967	(1,261)
Selling and marketing	5,750	26,052	4,658
General and administrative	81,289	76,439	56,536

Total	89,788	122,458	59,933

(2)	Each ADS represents ten common shares.

Fiscal Year Ended May 31, 2025 Compared to Fiscal Year Ended May 31, 2024

Net Revenues. Our total net revenues increased by 13.6% from US$4,313.6 million for the fiscal year ended May 31, 2024 to US$4,900.3 million for the fiscal year ended May 31, 2025. This increase was due to the increase in net revenues from our new educational business initiatives.

•

Net Service Revenues. Our net service revenues increased by 23.8% from US$3,501.0 million for the fiscal year ended May 31, 2024 to US$4,334.1 million for the fiscal year ended May 31, 2025. This increase was primarily due to the increase in net revenues from our new educational business initiatives, such as our non-academic tutoring courses.

•

Net Product Revenues. Net product revenues decreased by 30.3% from US$812.6 million in the fiscal year ended May 31, 2024 to US$566.2 million in the fiscal year ended May 31, 2025, primarily due to the decrease in the sales of East Buy private label products through our livestreaming e-commerce platform in the fiscal year ended May 31, 2025.

Operating Cost and Expenses. Our total operating cost and expenses increased by 12.8% from US$3,963.2 million in the fiscal year ended May 31, 2024 to US$4,472.0 million in the fiscal year ended May 31, 2025. This increase resulted from increases in each of our cost of revenues, selling and marketing expenses, general and administrative expenses and impairment of goodwill. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget on educational businesses accordingly. Our total numbers of schools and learning centers were 77 and 1,241, respectively, as of May 31, 2025, compared to 81 and 944, respectively, as of May 31, 2024. We employed approximately 35,700 and 41,000 teachers as of May 31, 2024 and 2025, respectively.

•

Cost of Revenues. Our cost of revenues increased by 6.5% from US$2,051.0 million in the fiscal year ended May 31, 2024 to US$2,183.3 million in the fiscal year ended May 31, 2025. This increase was in line with the increase in revenues and primarily due to the increase in the cost of revenues for the accelerated capacity expansion for educational businesses in the fiscal year ended May 31, 2025.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 18.7% from US$660.6 million in the fiscal year ended May 31, 2024 to US$784.0 million in the fiscal year ended May 31, 2025. This increase was primarily due to the increased human resources expenses and market promotion expenses incurred in the fiscal year ended May 31, 2025.

•

General and Administrative Expenses. Our general and administrative expenses increased by 15.4% from US$1,251.6 million in the fiscal year ended May 31, 2024 to US$1,444.5 million in the fiscal year ended May 31, 2025. This increase was primarily due to an increase of US$115.1 million in human resources expenses as a result of the increased headcount as we grew our network of learning centers and culture and tourism business in the fiscal year ended May 31, 2025.

•

Impairment of goodwill. We recorded impairment of goodwill of US$60.3 million in the fiscal year ended May 31, 2025, compared to nil in the fiscal year ended May 31, 2024. This change was primarily due to the recognition of goodwill impairment losses in the reporting unit of kindergarten business.

Other Income, net. Our net other income decreased by 24.6% from US$143.4 million in the fiscal year ended May 31, 2024 to US$108.1 million in the fiscal year ended May 31, 2025, primarily due to the decrease of the US$34.0 million of interest income.

Provision for Income Tax. Our income tax expense increased by 33.4% from US$109.7 million in the fiscal year ended May 31, 2024 to US$146.3 million in the fiscal year ended May 31, 2025. The increase was primarily due to the increase in current income tax expenses.

Net Income. As a result of the foregoing, our net income increased by 15.6% from US$325.2 million in the fiscal year ended May 31, 2024 to US$375.8 million in the fiscal year ended May 31, 2025.

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

Discussion of Segment Operations

For the fiscal year ended May 31, 2025, we identified four operating segments, including (i) educational services and test preparation courses, (ii) private label products and livestreaming e-commerce, (iii) overseas study consulting services, and (iv) educational materials and distribution. We identified educational services and test preparation courses, private label products and livestreaming e-commerce and overseas study consulting services as our three reportable segments for the fiscal year ended May 31, 2025. Our operating segment, educational materials and distribution, individually did not exceed the 10% quantitative threshold during the fiscal year ended May 31, 2025, and as a result, was aggregated in others.

Net revenues from our educational services and test preparation courses accounted for 63.9%, 63.0% and 70.5%, respectively, of our total net revenues in the fiscal years ended May 31, 2023, 2024 and 2025. Net revenues from private label products and livestreaming e-commerce accounted for 18.6%, 20.9% and 12.2%, respectively, of our total net revenues in the fiscal years ended May 31, 2023, 2024 and 2025. Net revenues from overseas study consulting services accounted for 11.8%, 10.2% and 10.5%, respectively, of our total net revenues in the fiscal years ended May 31, 2023, 2024 and 2025. We recognize revenues from course fees collected for enrollment in our educational services and test preparation courses and online education proportionally as we deliver the instruction over the period of the course. We recognize revenues from the sales of private label products when control of the promised goods is transferred to the customer.

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

The following table lists our net revenues, operating cost and expenses and operating income by reportable segment for the periods indicated.

	For the years ended May 31,
(in thousands of US$)	2023	2024	2025
Net revenues of the reportable segments:
Educational services and test preparation courses	1,914,865	2,716,174	3,456,189
Private label products and livestreaming e-commerce	557,508	900,614	600,281
Overseas study consulting services	354,764	439,744	516,367
Others	170,623	257,054	327,425

Total net revenues of our company	2,997,760	4,313,586	4,900,262

Cost of revenues:
Educational services and test preparation courses	(793,423)	(1,027,889)	(1,319,315)
Private label products and livestreaming e-commerce	(345,211)	(677,270)	(410,377)
Overseas study consulting services	(179,284)	(214,602)	(251,782)
Others	(91,520)	(131,199)	(201,817)

Total cost of revenue of our company	(1,409,438)	(2,050,960)	(2,183,291)

Selling and marketing:
Educational services and test preparation courses	(261,606)	(348,121)	(414,669)
Private label products and livestreaming e-commerce	(45,611)	(124,975)	(121,421)
Overseas study consulting services	(80,528)	(92,865)	(103,015)
Others	(45,657)	(77,785)	(121,174)

Total selling and marketing expenses of our company	(433,402)	(643,746)	(760,279)

General and administrative:
Educational services and test preparation courses	(519,765)	(755,074)	(913,775)
Private label products and livestreaming e-commerce	(34,238)	(77,626)	(78,778)
Overseas study consulting services	(61,861)	(57,204)	(79,071)
Others	(65,725)	(75,657)	(93,100)

Total general and administrative expenses of our company	(681,589)	(965,561)	(1,164,724)

Unallocated corporate expenses	(283,285)	(302,894)	(363,718)
Segment operating income/(loss):
Educational services and test preparation courses	340,071	585,090	808,430
Private label products and livestreaming e-commerce	132,448	20,743	(10,295)
Overseas study consulting services	33,091	75,073	82,499
Others	(32,279)	(27,587)	(88,666)

Total operating income of our company	190,046	350,425	428,250

Fiscal Year Ended May 31, 2025 Compared to Fiscal Year Ended May 31, 2024

Net Revenues of Reportable Segments

Net Revenues of Educational Services and Test Preparation Courses

Net revenues from our educational services and test preparation courses increased by 27.2% from US$2,716.2 million for the fiscal year ended May 31, 2024 to US$3,456.2 million for the fiscal year ended May 31, 2025, primarily due to the increase in student enrollment in the programs and courses we offered.

Net Revenues of Private Label Products and Livestreaming E-commerce

Net revenues from private label products and livestreaming e-commerce and other services decreased by 33.3% from US$900.6 million for the fiscal year ended May 31, 2024 to US$600.3 million for the fiscal year ended May 31, 2025, primarily as a result of decrease in the GMV.

Net Revenues of Overseas Study Consulting Services

Net revenues from overseas study consulting services increased by 17.4% from US$439.7 million for the fiscal year ended May 31, 2024 to US$516.4 million for the fiscal year ended May 31, 2025, primarily due to the increased number of students who planned to study overseas.

Operating Costs and Expenses of Reportable Segments

Operating Cost and Expenses of Educational Services and Test Preparation Courses

•

Cost of Revenues. Cost of revenues for our educational services and test preparation courses increased by 28.3% from US$1,027.9 million for the fiscal year ended May 31, 2024 to US$1,319.3 million for the fiscal year ended May 31, 2025, primarily due to an increase in teaching staff costs and course research staff costs.

•

Selling and Marketing Expenses. Selling and marketing expenses for our educational services and test preparation courses increased by 19.1% from US$348.1 million for the fiscal year ended May 31, 2024 to US$414.7 million for the fiscal year ended May 31, 2025, primarily due to the increase in our marketing efforts and the addition of marketing staff.

•

General and Administrative Expenses. General and administrative expenses for our educational services and test preparation courses increased by 21.0% from US$755.1 million for the fiscal year ended May 31, 2024 to US$913.8 million for the fiscal year ended May 31, 2025, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2025 Compared to Fiscal Year Ended May 31, 2024—Operating Costs and Expenses—General and Administrative Expenses.”

Operating Cost and Expenses of Private Label Products and Livestreaming E-commerce

•

Cost of Revenues. Cost of revenues for private label products and livestreaming e-commerce decreased by 39.4% from US$677.3 million for the fiscal year ended May 31, 2024 to US$410.4 million for the fiscal year ended May 31, 2025, primarily due to a decrease in cost of inventories and logistics cost for private label products as a result of decrease in the GMV.

•

Selling and Marketing Expenses. Selling and marketing expenses for private label products and livestreaming e-commerce decreased by 2.8% from US$125.0 million for the fiscal year ended May 31, 2024 to US$121.4 million for the fiscal year ended May 31, 2025, primarily due to an increase in advertising expenses and a decrease in share-based compensation expenses.

•

General and Administrative Expenses. General and administrative expenses for private label products and livestreaming e-commerce increased by 1.5% from US$77.6 million for the fiscal year ended May 31, 2024 to US$78.8 million for the fiscal year ended May 31, 2025.

Operating Cost and Expenses of Overseas Study Consulting Services

•

Cost of Revenues. Cost of revenues for overseas study consulting services increased by 17.3% from US$214.6 million for the fiscal year ended May 31, 2024 to US$251.8 million for the fiscal year ended May 31, 2025, primarily due to an increase in consulting application costs.

•

Selling and Marketing Expenses. Selling and marketing expenses for overseas study consulting services increased by 10.9% from US$92.9 million for the fiscal year ended May 31, 2024 to US$103.0 million for the fiscal year ended May 31, 2025, primarily due to an increase in staff costs and marketing and promotional expenses.

•

General and Administrative Expenses. General and administrative expenses for overseas study consulting services increased by 38.2% from US$57.2 million for the fiscal year ended May 31, 2024 to US$79.1 million for the fiscal year ended May 31, 2025, primarily due to an increase in staff costs.

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

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2025, we had US$1,612.4 million and US$204.8 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of May 31, 2025.

	Cash, cash equivalents and restricted cash in RMB	Cash, cash equivalents and restricted cash in other currencies	Total Cash, cash equivalents and restricted cash	Short-term investments in RMB	Short-term investments in other currencies	Total short-term investments
Entities outside China	215	345,647	345,862	—	128,667	128,667
VIEs in China	1,025,518	653	1,026,171	1,375,867	—	1,375,867
Non-VIEs in China	443,046	2,055	445,101	368,968	—	368,968
Entities inside China	1,468,564	2,708	1,471,272	1,744,835	—	1,744,835
Total	1,468,779	348,355	1,817,134	1,744,835	128,667	1,873,502

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended May 31,
(in thousands of US$)	2023	2024	2025
Net cash provided by operating activities	971,008	1,122,643	896,592
Net cash used in investing activities	(37,411)	(1,153,922)	(93,428)
Net cash used in financing activities	(246,867)	(160,438)	(584,971)

Effect of foreign exchange rate changes	(75,830)	(24,606)	9,836

Net change in cash and cash equivalents	610,900	(216,323)	228,029
Cash and cash equivalents and restricted cash at beginning of the period	1,194,527	1,805,427	1,589,104

Cash and cash equivalents and restricted cash at end of the period	1,805,427	1,589,104	1,817,133

Operating Activities

Net cash provided by operating activities amounted to US$896.6 million in the fiscal year ended May 31, 2025. Our net cash used in operating activities in the fiscal year ended May 31, 2025 reflected net income of US$375.8 million, as adjusted by the reconciliation of certain non-cash items, including US$139.8 million in depreciation, US$60.3 million in goodwill impairment and US$59.9 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenue in the amount of US$163.8 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$57.5 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

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

Net cash used in investing activities amounted to US$93.4 million in the fiscal year ended May 31, 2025, compared to net cash used in investing activities amounted to US$1,153.9 million in the fiscal year ended May 31, 2024 and net cash used in investing activities amounted to US$37.4 million in the fiscal year ended May 31, 2023.

Net cash used in investing activities in the fiscal year ended May 31, 2025 was primarily attributable to net cash of US$244.9 million used for investing in short-term investments and term deposits.

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

Financing Activities

Net cash used in financing activities amounted to US$585.0 million in the fiscal year ended May 31, 2025, compared to net cash used in financing activities amounted to US$160.4 million in the fiscal year ended May 31, 2024 and net cash used in financing activities amounted to US$246.9 million in the fiscal year ended May 31, 2023.

Net cash used in financing activities in the fiscal year ended May 31, 2025 was primarily attributable to the funds used for share repurchase in the amount of US$445.5 million and cash paid for dividend of US$98.2 million.

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

Material cash requirements

Our material cash requirements as of May 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, long-term debt obligations and funds used for share repurchase and dividend payment.

The expansion of our existing program, service and product offerings to new areas and launch of new business initiatives have required investment. Our capital expenditures were US$143.0 million, US$283.4 million and US$259.2 million in the fiscal years ended May 31, 2023, 2024 and 2025, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

Our operating lease commitments consist of the commitments under the lease agreements for our schools, learning centers, office premises and other facilities. As of May 31, 2025, the payment due within one year and thereafter for our operating lease commitments amounted to US$852.6 million.

Our long-term debt obligations consist of the principal amount and cash interests in connection with unsecured senior notes issued in July 2020. In July 2020, we issued unsecured senior notes for a principal amount of US$300 million which were listed in the Hong Kong Stock Exchange. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021. As of May 31, 2025, we repurchased an aggregate principal amount of US$285.6 million of the notes with a total cash consideration of US$271.0 million, and the outstanding principal amount of the unsecured senior notes was US$14.4 million.

On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. In June 2023 and May 2024, our board of directors further authorized to extend the share repurchase program by twelve months through May 31, 2024 and May 31, 2025, respectively. In August 2024, our board of directors approved an adjustment to the share repurchase program, increasing the aggregate value of shares that we are authorized to repurchase under the share repurchase program from US$400 million to US$700 million. As of May 31, 2025, the share repurchase program had expired and we had repurchased an aggregate of approximately 14.5 million ADSs for approximately US$700 million from the open market under this share repurchase program.

On August 19, 2024, our board of directors declared a special cash dividend in the amount of US$0.60 per ADS or US$0.06 per common share to holders of ADSs and common shares of record as of the close of business on September 9, 2024. The total cash dividend distributed was approximately US$100.0 million.

On July 29, 2025, our board of directors authorized a three-year shareholder return plan, effective from the fiscal year 2026, under which no less than 50% of our net income attributable to New Oriental for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases. Our board of directors will reevaluate this plan upon its expiration. For the fiscal year 2026, our board of directors will determine the implementation of this plan based on the net income attributable to New Oriental for the fiscal year ended May 31, 2025 in due course. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of May 31, 2025.

Holding Company Structure

Overview

New Oriental is a holding company with no material operations of its own. We conduct substantially all of our business in China through contractual arrangements with the variable interest entities, and their schools and subsidiaries and shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2023, 2024 and 2025, the consolidated affiliated entities contributed in aggregate 99.5%, 99.2% and 99.8%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the variable interest entities primarily consist of the leasing of our commercial property. As of May 31, 2024 and 2025, the consolidated affiliated entities accounted for an aggregate of 62.2% and 68.7%, respectively, of our total assets, and 96.7% and 97.2%, respectively, of our total liabilities. The assets not associated with the consolidated affiliated entities primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2024 and 2025, US$1,031.0 million and US$998.0 million, respectively, of these assets were denominated in U.S. dollars, and US$1,364.2 million and US$1,027.5 million, respectively, of these assets were denominated in RMB and the remaining are denominated in other foreign currencies, including British pounds and Hong Kong dollars.

As a holding company, New Oriental’s ability to pay dividends and other cash distributions to its shareholders depends in part upon dividends and other distributions paid to it by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the variable interest entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2023, 2024 and 2025, the total amount of service fees payable to our PRC subsidiaries from the variable interest entities under the service agreements was US$61.8 million, US$309.1 million and US$393.5 million, respectively.

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

Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with the variable interest entities, the earnings and cash of variable interest entities and their schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2025, the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$973.3 million, and the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$1,869.0 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

Technology Capabilities and Infrastructure

Our continuous development in technology capabilities has contributed to our sustained success in the private education industry. We believe our strong technology capabilities enable us to deliver a superior learning experience and improve our operational efficiency. We employ experienced research and development personnel to build, maintain and upgrade our technologies and systems. We had approximately 2,900, 3,200 and 3,600 research and development personnel as of May 31, 2023, 2024 and 2025, respectively.

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

AI-powered technologies

We continue to make significant strides in integrating artificial intelligence (AI) into our educational ecosystem. Our approach combines open-source large language models with our proprietary AI technologies to create intelligent educational tools that enhance the teaching and learning processes. Our AI-powered solutions not only improve learning effectiveness and experiences but also alleviate the workload for teachers and parents. Internally, we have also deployed a variety of AI applications to improve our operational efficiency.

Educational systems. To further optimize classroom efficiency, we have introduced intelligent educational systems that enable one-click generation of teaching plans and exercises. Real-time classroom performance evaluation tools and data-driven dashboards help teachers identify common learning challenges and refine their instructional strategies. Our AI-driven systems also support interdisciplinary course development by associating multi-disciplinary concept maps and integrating multi-modal resources, thereby enriching course content and teaching effectiveness.

Teaching support. We have implemented AI-powered quality inspection tools that utilize speech recognition to generate verbatim transcripts and subtitles, streamlining the review of teaching sessions. Our enterprise Weixin communication tools aggregate and analyze home-school communication, automatically generating reports that save valuable time for teachers and administrators.

Assessment and testing. For student assessment, our AI technologies enable automatic grading, batch evaluation, and personalized feedback, ensuring timely and accurate responses to student work. Our intelligent testing systems generate ability maps and track learning behaviors, allowing for targeted training and optimized recommendations based on individual strengths and weaknesses.

Operational tools. We have developed an AI-powered consultation and training application that leverages speech recognition and natural language processing to support comprehensive, personalized training for our sales teams. This application covers the entire consultation process, providing real-time feedback and significantly improving training efficiency, which in turn enhances service response and conversion rates. In addition, AI is actively used to improve efficiency in recruitment, employee management, and other administrative functions.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secrets laws as well as confidentiality agreements with our employees, contractors and others. As of May 31, 2025, we had 30 main works of art copyrights and 46 main software copyrights in China relating to various aspects of our operations, and 17 main trademarks registered in China, of which “ ,” “ ,” and “ ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China. Our main websites are located at www.xdf.cn, www.neworiental.org, www.eastbuy.com and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.blingabc.com and www.ileci.com.

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

Please refer to “—A. Operating Results” for a discussion of known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since June 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	62	Executive Chairman
Chenggang Zhou	63	Director and Chief Executive Officer
Zhihui Yang	51	Executive President and Chief Financial Officer
Louis T. Hsieh	60	Director
Robin Yanhong Li	56	Independent Director
Denny Ting Bun Lee	57	Independent Director
Yue Zhuge	56	Independent Director

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

Mr. Zhihui Yang has served as our executive president since January 2021 and chief financial officer since April 2015. He held multiple positions since he joined our company in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Mr. Yang has served as an independent director of DiDi Global Inc. (OTC: DIDIY) since April 2023, and an independent director of BingEx Limited (NASDAQ: FLX) since October 2024. Prior to joining us, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to March 2006. From August 1997 and May 2002, Mr. Yang worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.

Mr. Louis T. Hsieh has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh also serves as an independent director and chairman of the audit committee since May 2014, of JD.com Inc. (Nasdaq: JD; HKEX: 9618), a leading technology driven e-commerce company in China listed on Nasdaq and the Hong Kong Stock Exchange. Mr. Hsieh served as an independent director of YUM China (NYSE: YUMC; HKEX: 9987) from November 2016 to June 2023, and chairman of the audit committee from 2016 to 2019, of Yum China Holdings, Inc. From May 2017 to October 2019, Mr. Hsieh served as the global chief financial officer of NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO), a leading electric car original equipment manufacturer. From April 2021 to May 2024, he served as the global chief financial officer and board director of Hesai Technology (NASDAQ:HSAI), a global leader in 3-D Lidar solutions. Prior to joining us in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was the managing director and the Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

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

Dr. Yue Zhuge has served as our independent director since December 2024. Dr. Yue Zhuge has served as a partner at NGP Capital since June 2023 and as a founding partner of QuarkStar since January 2022. Prior to that, Dr. Zhuge was the General Manager and VP of R&D at Hulu Beijing from May 2015 to May 2021, where her team developed key technologies in machine learning, AI, video, advertising, search, and data science. Dr. Zhuge also served as the chief executive officer and co-founder of Landscape Mobile from May 2013 to May 2015. As a seasoned executive and technologist, Dr. Zhuge has worked at Yahoo! and Microsoft during the early years of her career. She served as a Board Member of Trustees at Dulwich College Beijing and as a mentor for Schwarzman Scholars at Tsinghua University. She studied in the computer science department at Tsinghua University, and she received her first master’s degree in applied mathematics from Stony Brook University, her second master’s degree in computer science from Stanford University, and her Ph.D. in computer science from Stanford University. Dr. Zhuge is the chief editor of the books The Quest for Machine Learning and The Quest for Deep Learning. She is also the author of the popular science book Computational Thinking and two parenting books My Two Boys: A Devil and an Angel and Growing Tree: A Guide for the Future of Parenting.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2025, we paid an aggregate of approximately US$1.8 million in cash to our executive officers and non-executive directors as a group. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$46.2 thousand. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

Share Incentives

2016 Share Incentive Plan

We adopted our 2016 Share Incentive Plan, or the 2016 plan, in January 2016 to continue to provide incentives to employees, directors and consultants after the expiration of our 2006 plan. In January 2025, our board of directors authorized an amendment to our 2016 Plan, effective from January 27, 2025. Pursuant to the amendment, the maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 plan was increased from 100,000,000 shares to 200,000,000 shares (taking into account the one-for-ten share split that took effect on March 10, 2021), and the term of the 2016 Plan was extended from 10 years to 15 years, unless terminated earlier. As of May 31, 2025, an aggregate of 47,805,400 non-vested equity shares remain outstanding under the 2016 Share Incentive Plan, excluding non-vested equity shares that were forfeited or cancelled after the relevant grant date.

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

The following table summarizes, as of September 15, 2025, the outstanding non-vested equity shares granted under our 2016 plan to our directors and executive officers (taking into account the one-for-ten share split that took effect on March 10, 2021).

Name	Common Shares Underlying Outstanding NES	Exercise Price (US$/ Share)	Date of Grant	Date of Vest
Michael Minhong Yu	*	†	01/26/2025	07/15/2026
Michael Minhong Yu	*	†	01/26/2025	07/15/2027
Michael Minhong Yu	*	†	01/26/2025	07/15/2028
Chenggang Zhou	*	†	01/26/2025	07/15/2026
Chenggang Zhou	*	†	01/26/2025	07/15/2027
Chenggang Zhou	*	†	01/26/2025	07/15/2028
Zhihui Yang	*	†	01/26/2025	07/15/2026
Zhihui Yang	*	†	01/26/2025	07/15/2027
Zhihui Yang	*	†	01/26/2025	07/15/2028
Louis T. Hsieh	*	†	01/26/2025	07/15/2026
Louis T. Hsieh	*	†	01/26/2025	07/15/2027
Louis T. Hsieh	*	†	01/26/2025	07/15/2028
Robin Yanhong Li	*	†	01/26/2025	07/15/2026
Robin Yanhong Li	*	†	01/26/2025	07/15/2027
Robin Yanhong Li	*	†	01/26/2025	07/15/2028
Denny Ting Bun Lee	*	†	01/26/2025	07/15/2026
Denny Ting Bun Lee	*	†	01/26/2025	07/15/2027
Denny Ting Bun Lee	*	†	01/26/2025	07/15/2028
Yue Zhuge	*	†	01/26/2025	07/15/2026
Yue Zhuge	*	†	01/26/2025	07/15/2027
Yue Zhuge	*	†	01/26/2025	07/15/2028

*	Less than 1% of our total outstanding voting securities.
†	Non-vested equity share awards.

East Buy Share Option Schemes

On July 13, 2018, the board of directors of East Buy approved an employee’s share option plan, or the East Buy Pre-IPO Share Option Scheme, under which East Buy is authorized to issue up to 47,836,985 shares in East Buy pursuant to awards granted to any director, employee, contractor or affiliate of East Buy (including nominees and/or trustees of any employee benefit trusts established for them). East Buy Pre-IPO Share Option Scheme has expired on March 27, 2025 and all of the then outstanding options under the plan has terminated.

On January 30, 2019, the board of directors of East Buy approved an employee’s share option plan, or the East Buy Post-IPO Share Option Scheme, under which East Buy was authorized to issue up to 91,395,910 shares in East Buy pursuant to awards granted to, among others, directors, employees of East Buy or its affiliate. As of May 31, 2025, options to obtain an aggregate of 30,813,536 shares in East Buy remained outstanding under the East Buy Post-IPO Share Option Scheme. Options to obtain 120,288 shares in East Buy shares were either forfeited or cancelled in the fiscal year ended May 31, 2025. The East Buy Post-IPO Share Option Scheme was terminated following the effectiveness of the East Buy 2023 Scheme (as defined below) in March 2023, provided that any granted and unexercised options made under the Post-IPO Share Option Scheme immediately before the termination shall continue to be valid and exercisable in accordance with the terms of the grant and original Post-IPO Share Option Scheme rules.

On March 9, 2023, the shareholders of East Buy approved an employee’s share incentive scheme, or the East Buy 2023 Scheme, under which East Buy is authorized to issue up to 101,351,871 shares in East Buy pursuant to awards granted to, among others, directors and employees of East Buy or its affiliate. As of May 31, 2025, awards to obtain an aggregate of 5,563,120 shares in East Buy were granted but not yet vested under the East Buy 2023 Scheme. Awards to obtain 4,084,350 shares in East Buy shares were either forfeited or cancelled in the fiscal year ended May 31, 2025.

On March 24, 2025, East Buy adopted an employee’s share incentive scheme, or the East Buy 2025 Scheme. An award granted under the East Buy 2025 Scheme to a grantee will be satisfied by shares acquired through on-market acquisition through trusts (i.e. existing shares), and no new shares will be issued by East Buy pursuant to the East Buy 2025 Scheme. As of May 31, 2025, awards to obtain an aggregate of 1,780,000 shares in East Buy were granted but not yet vested under the East Buy 2025 Scheme. None of the awards to obtain shares in East Buy shares were either lapsed or cancelled in the fiscal year ended May 31, 2025.

C.	Board Practices

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are, or had been, our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2025, our board held meetings or passed resolutions by unanimous written consent 16 times.

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

Audit Committee. Our audit committee consists of Mr. Denny Ting Bun Lee, Mr. Robin Yanhong Li and Dr. Yue Zhuge. Mr. Denny Ting Bun Lee is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act.

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

In the fiscal year ended May 31, 2025, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members four times, including the audit committee’s approval of two quarterly earnings releases, semi-annual result and annual result.

Compensation Committee

•

Our compensation committee consists of Mr. Robin Yanhong Li, Mr. Denny Ting Bun Lee and Dr. Yue Zhuge. Mr. Li is the chairman of our compensation committee. All of the members of our compensation committee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

In the fiscal year ended May 31, 2025, the compensation committee passed resolutions by unanimous written consent three times, and also approved certain other matters together with the rest of the board members once.

Nominating and Corporate Governance Committee

•

Our nominating and corporate governance committee consists of Dr. Yue Zhuge, Mr. Robin Yanhong Li and Mr. Denny Ting Bun Lee. Dr. Zhuge is the chairman of our nominating and corporate governance committee. All of the members of our nominating and corporate governance committee satisfy the “independence” requirements of Section 303A of NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

In the fiscal year ended May 31, 2025, the nominating and corporate governance committee passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members once.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

We had 50,438, 67,935 and 76,646 full-time employees and 5,068, 7,070 and 7,465 contract teachers and staff as of May 31, 2023, 2024 and 2025, respectively. We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete agreements with our key full-time employees. Our contract teachers generally enter into exclusive service agreements with us.

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

We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us who owns beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 15, 2025.

	Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	199,634,550	12.5
Chenggang Zhou	*	*
Zhihui Yang	*	*
Louis T. Hsieh	*	*
Robin Yanhong Li	*	*
Denny Ting Bun Lee	*	*
Yue Zhuge	*	*
All Directors and Executive Officers as a Group(4)	209,075,908	13.1
Principal Shareholders:
Tigerstep Developments Limited(5)	198,385,540	12.5
First Beijing Investment Ltd(6)	175,526,730	11.0
Norges Bank(7)	116,453,889	7.3

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.
(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,591,457,473, being the number of common shares outstanding as of September 15, 2025 and (ii) the number of non-vested equity shares held by such person or group that will vest within 60 days after September 15, 2025.

(3)

Includes (i) 165,235,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company beneficially owned by Mr. Michael Minhong Yu and (ii) 3,439,955 ADSs (each representing ten underlying common shares), which consist of 3,315,054 ADSs held by Tigerstep Developments Limited and 124,901 ADSs held by Mr. Yu. Through a trust arrangement, Mr. Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Developments Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)	Includes (i) common shares and (ii) non-vested equity shares that will vest within 60 days after September 15, 2025 held by all of our directors and senior executive officers as a group.
(5)

Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Mr. Michael Minhong Yu. The registered address of Tigerstep Developments Limited is Oleander Building, Suites OL-7 and OL-8, 13a J. R. O’Neal Drive, P.O. Box 2416, Port Purcell, Tortola, VG1110, British Virgin Islands.

(6)

Represents 175,526,730 common shares beneficially owned by First Beijing Investment Ltd, as reported in a Schedule 13G filed by First Beijing Investment Ltd with the SEC on September 19, 2025. The address of First Beijing Investment Ltd is 16th Floor, On Building, 162 Queens Road, Central, Hong Kong.

(7)

Represents 116,453,889 common shares beneficially owned by Norges Bank, as reported in a Schedule 13G filed by Norges Bank with the SEC on April 4, 2025. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of September 15, 2025, we had 1,591,457,473 common shares outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 43.9% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our common shares in the United States.

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

Lease Arrangements with a Related Party

Since April 2010, we have been renting several floors of office space in a building in Beijing owned by Metropolis Holding China Limited, or Metropolis Holding. In March 2012, Fine Talent Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Michael Minhong Yu, our executive chairman, purchased all of the equity interests in Metropolis Holding from its former owner which was and is unrelated to us. As a result, our lease agreements with Metropolis Holding became related parties transactions. As of May 31, 2025, 38 of our operating entities rented office space from Metropolis Holding pursuant to a series of lease agreements. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. These lease agreements are typically two to five years and can be renewed upon mutual agreements upon expiration. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2025, we accrued a total of US$13.2 million rent to Metropolis Holding. As of May 31, 2025, amounts due from Metropolis Holding were US$5.2 million, which represented prepaid rent and rental deposit. In addition, Metropolis Holding, as a property management company, also provided property management services to the Company for several rented floors of office space. As of May 31, 2025, amounts due to Metropolis Holding were US$0.4 million, which represented accrued but unpaid service fee.

Loans to a Related Party

Thaiwoo Enterprise Management Company Limited is an equity method investee of us. As of May 31, 2025, the outstanding balance of the loans was US$6.4 million.

Transactions with Other Related Parties

During the fiscal year ended May 31, 2025, we recorded revenue in the amount of US$185 thousand from other related parties. As of May 31, 2025, we had US$13.9 million in aggregate due from other related parties and US$2 thousand in aggregate due to other related parties.

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

Dividend Policy

On August 19, 2024, our board of directors declared a special cash dividend in the amount of US$0.6 per ADS or US$0.06 per common share to holders of ADSs and common shares of record as of the close of business on September 9, 2024. The total cash dividend distributed was approximately US$100.0 million.

On July 29, 2025, our board of directors approved a three-year shareholder return plan, effective from the fiscal year 2026, under which no less than 50% of our net income for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases. Our board of directors will reevaluate this plan upon its expiration. For the fiscal year 2026, our board of directors will determine the implementation of this plan based on the net income attributable to New Oriental for the fiscal year ended May 31, 2025 in due course. Our board of directors reserves discretion to determine the form, timing and amount of shareholder return measures in any fiscal year based on our results of operations, capital requirements and other relevant factors.

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

We are a Cayman Islands company and our affairs are governed by our third amended and restated memorandum and articles of association, the Companies Act, Cap 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The following are summaries of material provisions of our third amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and our third amended and restated memorandum and articles of association.

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

Transfer of Shares. Subject to the restrictions of our third amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form prescribed by the New York Stock Exchange or in any other form approved by our board.

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

Disclosure of Shareholder Ownership. There are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed. The Beneficial Ownership Transparency Act (As Revised) of the Cayman Islands, the Beneficial Ownership Transparency Regulations (As Revised) of the Cayman Islands and the Guidance on Complying with Beneficial Ownership Obligations (As Revised) in the Cayman Islands (collectively, the “Beneficial Ownership Regime”) provide that a Cayman Islands exempted company is required to identify its beneficial owners and provide details of these beneficial owners to its corporate service provider, which maintains its beneficial ownership register in the Cayman Islands. A beneficial owner is defined as an individual who (a) ultimately owns or controls, whether through direct or indirect ownership or control, 25% or more of the shares, voting rights, or partnership interests in the entity, (b) otherwise exercises ultimate effective control over the management of the entity, or (c) is identified as exercising control of the entity through other means. The beneficial ownership register is not a public document and is only accessible by a designated competent authority of the Cayman Islands, except where the Cayman Islands government does provide for access by members of the public under the Beneficial Ownership Transparency (Legitimate Interest Access) Regulations (As Revised) of the Cayman Islands, save as such access may be restricted pursuant to the Beneficial Ownership Transparency (Access Restriction) Regulations (As Revised) of the Cayman Islands.

As we are listed on the NYSE (an approved stock exchange under the Beneficial Ownership Regime), we may adopt an alternative route to compliance with the Beneficial Ownership Regime by providing our corporate services provider with written confirmation that we are listed on the NYSE and its jurisdiction. Accordingly, as long as we are listed on the NYSE, we intend to make arrangements to provide our corporate services provider with written confirmation that we are listed on the NYSE and its jurisdiction and adopt this alternative route to compliance rather than maintaining a beneficial ownership register.

Anti-money Laundering – Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.

Data Protection in the Cayman Islands – Privacy Notice

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in us, this will be relevant for those individuals and you should transit the content of this privacy notice to such individuals or otherwise advise them of its content.

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

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

U.S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or common shares. The following discussion applies only to U.S. Holders (as defined below) that hold our ADSs or common shares as capital assets (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law as in effect on the date of this annual report, which is subject to differing interpretations or change (possibly with retroactive effect), and there can be no assurance that the Internal Revenue Service or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, any minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or common shares.

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

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of ADSs or common shares who is, for U.S. federal income tax purposes,

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

Each U.S. Holder that holds ADSs should expect to be treated as the beneficial owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended May 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

Taxation of Distributions on the ADSs or Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions (including the amount of any tax withheld) paid to a U.S. Holder with respect to the ADSs or common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be included in gross income as ordinary dividend income on the date actually or constructively received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of common shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the U.S. and the PRC (the “Treaty”), (2) the non-United States corporation is not a passive foreign investment company for either its taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Although we expect our ADSs will be considered to be readily tradable on the NYSE, which is an established securities market in the U.S., there can be no assurance that our ADSs will be considered readily tradable on an established securities market in the future. Since we do not expect that our common shares will be listed on an established securities market in the U.S., it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.

In the event, however, that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. U.S. Holders are advised to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or common shares.

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

As discussed above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended May 31, 2025. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or common shares under their particular circumstances.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or common shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to U.S. Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended May 31, 2025. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.

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

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to meet the threshold requirements for PFIC status. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, such holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or common shares, as applicable. If such election is made, the U.S. Holder will be deemed to have sold our ADSs or common shares held at their fair market value, and any gain from such deemed sale would be subject to the rules described in the following paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs or common shares with respect to which such election was made will not be treated as shares in a PFIC, and such holder will not be subject to the rules described below with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of the ADSs or common shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above, provided that such stock is “regularly traded” (as defined below) within the meaning of applicable U.S. Treasury regulations. If a U.S. Holder makes a mark-to-market election for the ADSs or common shares, such holder will generally include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of such holder’s taxable year over the holder’s adjusted basis in such ADSs or common shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, such deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or common shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss realized on the actual sale or disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. A U.S. Holder’s basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$51.4 million in our interest income for the year ended May 31, 2025.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. In the fiscal year ended May 31, 2025, we received a sum of US$1.1 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received was recognized in other income.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2025, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2025 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of New Oriental Education & Technology Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended May 31, 2025, of the Company and our report dated September 25, 2025, expressed an unqualified opinion on those financial statements.

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

September 25, 2025

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
.
1113), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Years Ended May 31,
(in thousands of US$)	2024	2025
Audit fees (1)	2,104	2,131
Audit related fees (2)	718	731
Tax fees (3)	175	189
All other fees	125	27

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

On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of our company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. In June 2023 and May 2024, our board of directors further authorized to extend the share repurchase program by twelve months through May 31, 2024 and May 31, 2025, respectively. In August 2024, our board of directors approved an adjustment to the share repurchase program, increasing the aggregate value of shares that we are authorized to repurchase under the share repurchase program from US$400 million to US$700 million. As of May 31, 2025, the share repurchase program had expired and we had repurchased an aggregate of approximately 14.5 million ADSs for approximately US$700 million from the open market under this share repurchase program.

On July 29, 2025, our board of directors approved a three-year shareholder return plan, effective from the fiscal year 2026, under which no less than 50% of our net income for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases.

The table below is a summary of the shares repurchased by us.

	Total Number of ADSs Purchased	Average Price Paid Per ADS ($)	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan ($)
Period
June 1, 2024 to June 30, 2024	243,160	75.8	6,973,417	427,006,012
July 1, 2024 to July 31, 2024	309,421	74.6	7,282,838	403,927,110
August 1, 2024 to August 31, 2024	1,261,200	65.7	8,544,038	321,070,232
September 1, 2024 to September 30, 2024	891,794	61.6	9,435,832	266,152,623
October 1, 2024 to October 31, 2024	495,215	69.0	9,931,047	231,982,231
November 1, 2024 to November 30, 2024	677,469	57.8	10,608,516	192,847,832
December 1, 2024 to December 31, 2024	364,274	61.8	10,972,790	170,353,792
January 1, 2025 to January 31, 2025	491,705	53.8	11,464,495	143,906,833
February 1, 2025 to February 28, 2025	920,195	50.2	12,384,690	97,756,546
March 1, 2025 to March 31, 2025	805,708	48.5	13,190,398	58,664,310
April 1, 2025 to April 30, 2025	1,351,612	43.5	14,542,010	—
May 1, 2025 to May 31, 2025	—	—	14,542,010	—

Total	7,811,753	57.0	14,542,010	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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
Information and the Prevention of Insider Trading was filed as Exhibit 11.2 to our annual report on Form
20-F
for the fiscal year ended May 31, 2024 and is incorporated herein by reference.

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

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 6-K (File No. 001-32993) filed with the Commission on November 28, 2023)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to the prospectus filed with the Commission on March 10, 2021 pursuant to Rule 424(b)(3) (File No. 333-253812) under the registration statement on Form F-6 filed with the Commission on March 3, 2021)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 24, 2021)

2.3	Deposit Agreement, dated as of September 12, 2006, between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.2 of the Registrant’s F-3 registration statement (File No. 333-249642) filed with the Commission on October 23, 2020)

2.4	Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) to the registration statement on Form F-6/A (File No. 333-136862) filed with the Commission on June 5, 2007)

2.5	Form of Supplement and Amendment No. 2 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.6	Form of Supplement and Amendment No. 3 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

2.7	Form of Amendment No. 4 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(v) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-253812), filed with the Commission on April 8, 2022)

2.8	Trust Deed, dated as of July 2, 2020, between the Registrant and DB Trustees (Hong Kong) Limited (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

Exhibit Number	Description of Document

2.9	Agency Agreement, dated as of July 2, 2020, by and among the Registrant, DB Trustees (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (incorporated herein by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.10	Description of Securities (incorporated herein by reference to Exhibit 2.10 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

4.1	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.2	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.6	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (the predecessor of Beijing Decision Software Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

Exhibit Number	Description of Document

4.9	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment No. 2 to the Registrant’s annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.10	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, and Amendment No. 3 dated as of September 1, 2021 by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.11 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 24, 2021)

4.11	English Translation of Call Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (the predecessor of Beijing Decision Software Technology Co., Ltd.) (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.12	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

4.13	Amendment to 2016 Share Incentive Plan, effective as January 27, 2025 (incorporated by reference to Exhibit 10.2 of the Registrant’s registration statement on Form S-8 (File No. 333-289401) filed with the Commission on August 8, 2025)

4.14	Deed of Non-Competition Undertakings, dated as of August 28, 2018 issued by New Oriental Education & Technology Group Inc. in favor of Koolearn Technology Holding Limited (the predecessor of East Buy Holding Limited) (incorporated by reference to Exhibit 4.14 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.15	English Translation of Equity Pledge Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd, and its shareholders (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.16	English Translation of Exclusive Option Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its shareholders (incorporated by reference to Exhibit 4.16 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.17	English Translation of Powers of Attorney, dated as of May 10, 2018 issued by Beijing New Oriental Xuncheng Network Technology Co., Ltd and its shareholders (incorporated by reference to Exhibit 4.17 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.18	English Translation of Exclusive Management Consultancy and Cooperation Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated by reference to Exhibit 4.18 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

Exhibit Number	Description of Document

4.19	English Translation of Letters of Undertaking, dated as of May 10, 2018, issued by (j) Beijing Century Friendship Education Investment Co., Ltd. and its shareholders and (ii) each of the general partners of limited partnerships that are shareholders of Beijing New Oriental Xuncheng Network Technology Co., Ltd. to Koolearn Technology Holding Limited (the predecessor of East Buy Holding Limited) and Beijing Dexin Dongfang Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.20	English Translation of Supplemental Agreement, dated as of October 10, 2019, among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders, and Zhuhai Chongsheng Heli Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

4.21	English Translation of Letter of Acceptance, dated as of October 10, 2019, issued by Beijing Dongfang Youbo Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

4.22	English Translation of Second Supplemental Agreement, dated February 1, 2021, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.23	English Translation of Third Supplemental Agreement, dated May 24, 2023, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.24	English Translation of Letter of Acceptance, dated as of January 12, 2022, issued by Beijing Xinyuanfang Human Resource Service Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.25	English Translation of Letter of Acceptance, dated as of January 12, 2022, issued by Dongfang Optimization (Beijing) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.26	English Translation of Letter of Acceptance, dated as of January 4, 2023, issued by Oriental Selection (Beijing) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.27	English Translation of Letter of Acceptance, dated as of March 1, 2024, issued by Oriental Selection (Zhuhai) Tourism Culture Co., Ltd. (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

Exhibit Number	Description of Document

4.28	English Translation of Letter of Acceptance, dated as of March 1, 2024, issued by Oriental Selection (Jiaxing) Supply Chain Management Co., Ltd. (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

4.29	English Translation of Fourth Supplemental Agreement, dated March 7, 2024, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

11.2	Second Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

101.INS*	Inline Interactive Data File - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name:	Chenggang Zhou
Title:	Chief Executive Officer

Date: September 25, 2025

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2023, 2024 AND 2025

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2025, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 25, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
The revenues of educational services and test preparation courses of the Company are primarily derived from tutoring fees that the Company charges students in advance for its educational services and test preparation courses for the year ended May 31, 2025, which is recognized proportionately over the service period. Revenues of US$3,456,189 thousand were recognized for the current year.
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
Beijing, the People’s Republic of China
September 25, 2025
We have served as the Company’s auditor since 2006.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2024	2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,389,359	1,612,379
Restricted cash, current	177,411	180,724
Term deposits, current	1,320,167	1,092,115
Short-term investments	2,065,579	1,873,502
Accounts receivable, net of allowance of US$1,034 and US$1,579 as of May 31, 2024 and 2025, respectively	29,689	33,629
Inventory, net	92,806	80,884
Prepaid expenses and other current assets, net of allowance of US$605 and US$713 as of May 31, 2024 and 2025, respectively	309,464	307,902
Amounts due from related parties, current	4,403	6,567

Total current assets	5,388,878	5,187,702

Restricted cash, non-current	22,334	24,030
Term deposits, non-current	169,203	355,665
Property and equipment, net	507,981	767,346
Land use rights, net	4,450	54,900
Amounts due from related parties, non-current	7,273	12,464
Long-term deposits	38,161	48,815
Intangible assets, net	18,672	13,020
Goodwill, net	103,958	43,832
Long-term investments, net (including available-for-sale investment of US$135,777 and US$130,539 as of May 31, 2024 and 2025, respectively)	355,812	388,481
Deferred tax assets, non-current, net	72,727	97,932
Right-of-use assets	653,905	793,842
Other non-current assets	188,319	17,470

Total assets	7,531,673	7,805,499

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS - CONTINUED
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2024	2025
	US$	US$
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$105,174 and US$79,890 as of May 31, 2024 and 2025, respectively)	105,681	80,484
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$738,409 and US$800,716 as of May 31, 2024 and 2025, respectively)	774,805	830,583
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$89,920 and US$114,618 as of May 31, 2024 and 2025, respectively)	139,822	167,881
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$551 and US$405 as of May 31, 2024 and 2025, respectively)	551	405
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$1,775,102 and US$1,951,555 as of May 31, 2024 and 2025, respectively)	1,780,063	1,954,464
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated variable interest entities without recourse to the Company of US$196,936 and US$251,600 as of May 31, 2024 and 2025, respectively)	199,933	255,997

Total current liabilities	3,000,855	3,289,814

Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to the Company of US$19,188 and US$13,956 as of May 31, 2024 and 2025, respectively)	19,407	14,174
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2024 and 2025, respectively)	14,403	14,403
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$443,117 and US$ 529,550 as of May 31, 2024 and 2025, respectively)	447,994	533,376

Total liabilities	3,482,659	3,851,767

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS - CONTINUED
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2024	2025
	US$	US$
Commitments and contingencies (Note 20)
Equity
Common shares (US$0.001 par value; 3,000,000,000 shares authorized as of May 31, 2024 and 2025; 1,714,218,870 shares issued as of May 31, 2024 and 2025; 1,647,514,863 and 1,580,288,613 shares outstanding as of May 31, 2024 and 2025, respectively)	1,703	1,703
Treasury stock	(55)	(122)
Additional paid-in capital	1,869,953	1,467,274
Statutory reserves	485,753	502,917
Retained earnings	1,514,361	1,770,716
Accumulated other comprehensive loss	(95,781)	(80,615)

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,775,934	3,661,873

Non-controlling interests	273,080	291,859

Total equity	4,049,014	3,953,732

Total liabilities and equity	7,531,673	7,805,499

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended May 31,
	2023	2024	2025
	US$	US$	US$
Net revenues
Net service revenues	2,544,729	3,500,998	4,334,071
Net product revenues	453,031	812,588	566,191

Total net revenues	2,997,760	4,313,586	4,900,262
Operating cost and expenses
Cost of revenues	(1,409,438)	(2,050,960)	(2,183,291)
Selling and marketing	(444,693)	(660,586)	(783,959)
General and administrative	(953,583)	(1,251,615)	(1,444,463)
Impairment loss of goodwill	—	—	(60,299)

Total operating cost and expenses	(2,807,714)	(3,963,161)	(4,472,012)

Operating income	190,046	350,425	428,250

Other income/(expense)
Interest income	114,453	153,589	119,605
Interest expense	(707)	(298)	(311)
Realized gain from long-term investments	767	185	422
Impairment loss from long-term investments	(8,056)	(30,007)	(5,215)
(Loss)/gain from fair value change of investments	(860)	19,025	(10,078)
Miscellaneous income, net	12,888	922	3,711

Income before income taxes and loss from equity method investments	308,531	493,841	536,384

Provision for income taxes:
Current	(97,594)	(130,927)	(175,611)
Deferred	31,528	21,237	29,317

Provision for income taxes	(66,066)	(109,690)	(146,294)

Loss from equity method investments	(7,102)	(58,933)	(14,257)

Net income	235,363	325,218	375,833

Less: Net income attributable to non-controlling interests	58,022	15,627	4,117

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	177,341	309,591	371,716

Net income per common share (Note 18)
- Basic	0.11	0.19	0.23
- Diluted	0.10	0.18	0.23
Weighted average shares used in calculating basic and diluted net income per common share
- Basic	1,678,264,547	1,653,597,432	1,619,727,518
- Diluted	1,685,631,987	1,669,499,952	1,631,137,164
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share and per share data, or otherwise noted)

	For the years ended May 31,
	2023	2024	2025
	US$	US$	US$
Net income	235,363	325,218	375,833
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(155,517)	(51,130)	19,492
Unrealized loss on available-for-sale investments, net of tax effect of US$513, US$6,191 and US$1,418 for the years ended May 31, 2023, 2024 and 2025, respectively	(2,279)	(18,843)	(4,252)

Other comprehensive (loss)/income, net of tax	(157,796)	(69,973)	15,240

Comprehensive income	77,567	255,245	391,073
Comprehensive income attributable to non-controlling interests	56,644	14,031	4,191

Comprehensive income attributable to New Oriental Education & Technology Group Inc.’s shareholders	20,923	241,214	386,882

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income/(loss)	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2022	1,696,966,183	1,697	2,061,613	—	129,014	447,820	1,065,362	3,705,506	88,018	3,793,524
Share repurchase	(59,463,140)	—	(191,569)	(59)	—	—	—	(191,628)	—	(191,628)
Vested nonvested equity shares (“NES”)	5,659,610	6	(6)	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	69,547	—	—	—	—	69,547	20,241	89,788
Transfer to statutory reserves	—	—	—	—	—	16,842	(16,842)	—	—	—
Net income	—	—	—	—	—	—	177,341	177,341	58,022	235,363
Foreign currency translation adjustment	—	—	—	—	(154,139)	—	—	(154,139)	(1,378)	(155,517)
Unrealized loss on available-for-sale investments, net of tax effect of US$513	—	—	—	—	(2,279)	—	—	(2,279)	—	(2,279)
Non-controlling interests recognized through business acquisitions	—	—	—	—	—	—	—	—	32,659	32,659
Exercise of share options in East Buy Holding Limited (“East Buy”)	—	—	—	—	—	—	—	—	12,878	12,878

Balance as of May 31, 2023	1,643,162,653	1,703	1,939,585	(59)	(27,404)	464,662	1,225,861	3,604,348	210,440	3,814,788

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2023	1,643,162,653	1,703	1,939,585	(59)	(27,404)	464,662	1,225,861	3,604,348	210,440	3,814,788
Share repurchase	(7,839,430)	—	(62,935)	(8)	—	—	—	(62,943)	—	(62,943)
Purchase of non—controlling interests (Note 2)	—	—	(57,357)	—	—	—	—	(57,357)	(27,108)	(84,465)
Vested NES	12,191,640	—	(12)	12	—	—	—	—	—	—
Share-based compensation expenses	—	—	50,672	—	—	—	—	50,672	71,786	122,458
Transfer to statutory reserves	—	—	—	—	—	21,091	(21,091)	—	—	—
Net income	—	—	—	—	—	—	309,591	309,591	15,627	325,218
Foreign currency translation adjustment	—	—	—	—	(49,534)	—	—	(49,534)	(1,596)	(51,130)
Unrealized loss on available-for-sale investments, net of tax effect of US$6,191	—	—	—	—	(18,843)	—	—	(18,843)	—	(18,843)
Exercise of share options in East Buy	—	—	—	—	—	—	—	—	3,931	3,931

Balance as of May 31, 2024	1,647,514,863	1,703	1,869,953	(55)	(95,781)	485,753	1,514,361	3,775,934	273,080	4,049,014

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive (loss)/ income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2024	1,647,514,863	1,703	1,869,953	(55)	(95,781)	485,753	1,514,361	3,775,934	273,080	4,049,014
Share repurchase	(78,117,530)	—	(445,417)	(78)	—	—	—	(445,495)	—	(445,495)
Vested NES	10,891,280	—	(11)	11	—	—	—	—	—	—
Share-based compensation expenses	—	—	48,129	—	—	—	—	48,129	11,804	59,933
Transfer to statutory reserves	—	—	—	—	—	17,164	(17,164)	—	—	—
Dividends	—	—	—	—	—	—	(98,197)	(98,197)	—	(98,197)
Net income	—	—	—	—	—	—	371,716	371,716	4,117	375,833
Foreign currency translation adjustment	—	—	—	—	19,418	—	—	19,418	74	19,492
Unrealized loss on available-for-sale investments, net of tax effect of US$1,418	—	—	—	—	(4,252)	—	—	(4,252)	—	(4,252)
Purchase of non-controlling interests (Note 2)	—	—	(5,380)	—	—	—	—	(5,380)	(10,166)	(15,546)
Exercise of share options in East Buy	—	—	—	—	—	—	—	—	12,950	12,950

Balance as of May 31, 2025	1,580,288,613	1,703	1,467,274	(122)	(80,615)	502,917	1,770,716	3,661,873	291,859	3,953,732

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the years ended May 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities
Net income	235,363	325,218	375,833
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	117,036	100,646	139,807
Amortization of intangible assets	5,583	6,093	5,745
Amortization of land use rights	84	81	336
Loss on disposal of property and equipment	2,167	—	2,370
Loss on deconsolidation of subsidiaries	—	—	1,048
Goodwill impairment	—	—	60,299
Impairment loss from long-term investments	8,056	30,007	5,215
Realized gain from long-term investments	—	(185)	(422)
Loss/(gain) from fair value change of investments	860	(19,025)	10,078
Share-based compensation expenses	89,788	122,458	59,933
Allowance for doubtful accounts	747	(612)	641
Loss from equity method investments	7,102	58,933	14,257
Deferred income taxes	(31,528)	(21,231)	(29,317)
Amortization of discounts and issuance costs of the unsecured senior notes	221	—	—
Gain from extinguishment of debt	(2,347)	—	—
Return on investment from an equity method investee	—	1,386	59
Changes in operating assets and liabilities
Accounts receivable	(3,870)	3,339	(16,953)
Inventory	(21,899)	(41,214)	12,427
Prepaid expenses and other current assets	(17,744)	(108,630)	32,215
Amounts due from related parties	14,243	(48)	(896)
Long-term deposits	5,006	(12,191)	(10,404)
Right-of-use assets	60,474	(223,101)	(138,009)
Accounts payable	44,048	37,793	(23,001)
Accrued expenses and other current liabilities	83,394	160,036	57,452
Income taxes payable	41,653	21,723	34,700
Amounts due to related parties	138	211	(149)
Deferred revenue	469,339	468,197	163,824
Operating lease liabilities	(136,906)	212,759	139,504

Net cash provided by operating activities	971,008	1,122,643	896,592

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(All amounts in thousands)

	For the years ended May 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from investing activities
Purchase of term deposits	(1,236,849)	(981,153)	(1,482,948)
Proceeds from maturity of term deposits	1,031,420	801,626	1,529,093
Payments for short-term investments	(2,074,896)	(2,626,749)	(2,780,709)
Proceeds from maturity of short-term investments	2,397,622	2,013,408	2,979,482
Purchase of property and equipment	(143,045)	(249,393)	(241,938)
Proceeds from disposal of property and equipment	1,323	423	261
Payments for long-term investments	(13,597)	(77,892)	(64,314)
Proceeds from disposal of long-term investments	—	1,191	1,817
Business acquisitions, net of cash acquired of US$5,065, nil and nil for the years ended May 31, 2023, 2024 and 2025, respectively (Note 3)	886	—	—
Payment for land use rights	—	(33,995)	(17,273)
Proceeds from disposal of land use rights	2,112	—	—
Loans provided to related parties	(2,387)	(1,388)	(6,371)
Return of investments from equity method investees	—	—	4,622
Deconsolidation of subsidiaries	—	—	(15,150)

Net cash used in investing activities	(37,411)	(1,153,922)	(93,428)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(All amounts in thousands)

	For the years ended May 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share options	12,878	3,931	12,950
Cash paid for shares repurchase	(191,628)	(62,943)	(445,495)
Cash paid for employees’ individual income taxes on withheld shares from exercise of NES	(2,174)	(16,721)	(29,333)
Payments made after business acquisitions	(17,179)	—	(9,350)
Cash paid for dividend	—	—	(98,197)
Repurchase of unsecured senior notes	(48,764)	(240)	—
Purchase of non-controlling interests	—	(84,465)	(15,546)

Net cash used in financing activities	(246,867)	(160,438)	(584,971)

Effects of exchange rate changes	(75,830)	(24,606)	9,836

Net change in cash, cash equivalents and restricted cash	610,900	(216,323)	228,029
Cash, cash equivalents and restricted cash at beginning of year	1,194,527	1,805,427	1,589,104

Cash, cash equivalents and restricted cash at end of year	1,805,427	1,589,104	1,817,133

Supplement disclosure of cash flow information:
Income taxes paid	55,195	109,154	147,552
Interests paid	798	355	311
Non-cash investing and financing activities
Payable for investments and acquisitions	9,531	9,885	567
Payable for purchase of property and equipment	27,093	36,136	52,004
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2023, 2024 AND 2025
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
e-commerce
and other services.

As of May 31, 2025, details of the Company’s major subsidiaries, the consolidated VIEs and the VIEs’ major subsidiaries and schools were as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Beijing Decision Software Technology Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational technology and management services
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational consulting
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
East Buy (Formerly known as “Koolearn Technology Holding Limited”)	February 7, 2018	Cayman Islands	54.95%	Investment holding
New Oriental Xuncheng Technology (HK) Limited (“Xuncheng Tech”)	March 2, 2018	Hong Kong	54.95%	Investment holding
Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”)	March 21, 2018	PRC	54.95%	Software and technology services
VIEs of the Company:
New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	Software and technology services
Major subsidiaries and schools of the VIEs:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language training and test preparation
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language training and test preparation
Guangzhou Haizhu District Privately-Funded New Oriental Training School	November 5, 2000	PRC	N/A	Language training and test preparation
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood”)	May 16, 2003	PRC	N/A	Educational material and content development and distribution
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Oversea study consulting service
Dongfang Optimization (Beijing) Technology Co., Ltd. (“Oriental Optimization”)	October 27, 2021	PRC	N/A	Private label products and livestreaming e-commerce
Oriental Selection (Beijing) Technology Co., Ltd. (“Oriental Selection”)	December 7, 2021	PRC	N/A	Private label products and livestreaming e-commerce
Beijing New Oriental Culture and Tourism Co., Ltd.	July 19, 2023	PRC	N/A	Tourism and camping education

F-1
6

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
7

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

F-1
8

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
1
9

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
Risks in relation to the VIE structure
The Company believes that the contractual arrangements with the consolidated VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable as of May 31, 202
5
. However, the uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and the VIEs;

•	confiscate any of income of the Company that it deems to be obtained through illegal operations;

F-2
0

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
Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is one of the beneficial shareholders of the Company, holding 12.2% of the total common shares outstanding as of May 31, 202
5
. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and the chairman of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
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

F-2
1

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and the VIEs in the Group:

	As of May 31
	2024	2025
	US$	US$
Total current assets	3,022,740	3,134,190
Total non-current assets	1,663,719	2,227,645

Total assets	4,686,459	5,361,835

Total current liabilities	2,906,092	3,198,784
Total non-current liabilities	462,305	543,506

Total liabilities	3,368,397	3,742,290

	For the years ended May 31,
	2023	2024	2025
	US$	US$	US$
Net revenues	2,982,945	4,280,056	4,888,374
Net income	593,183	606,139	674,182
The following are cashflows of the VIEs and VIEs’ subsidiaries for the years ended May 31, 2023, 2024 and 2025, after the elimination of intercompany transactions:

	For the years ended May 31
	2023	2024	2025
	US$	US$	US$
Net cash provided by operating activities	965,336	1,310,909	1,041,249
Net cash provided by/(used in) investing activities	294,911	(1,234,725)	(546,190)
Net cash used in financing activities	(19,353)	(16,721)	(18,882)
The VIEs contributed an aggregate of 99.5%, 99.2% and 99.8% of the consolidated net revenues for the years ended May 31, 2023, 2024 and 2025, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of May 31, 2024 and 2025, the VIEs accounted for an aggregate of 62.2% and

68.7%, respectively, of the consolidated total assets, and 96.7%, and

97.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.
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
2

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

F-2
3

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

F-2
4

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
Property and equipment also consist of construction in progress as the Group constructs certain of its property and equipment. Construction in progress represents the costs incurred in connection with the construction of property and equipm en
t. Costs classified as construction in progress include all costs of obtaining the asset and bringing
it to the location and in the condition necessary for its intended use. Construction in progress is transferred to specific property and equipment and depreciation of these assets commences when the assets are ready for their intended use.
Land use rights, net
Land use rights with useful lives are recorded at cost less accumu lated a
mortization and amortized on a straight-line basis over the remaining term of the land certificates, from 38.5 years to 50 years.
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

F-2
5

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
Goodwill, net
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group’s goodwill as of May 31, 2024 and 2025 relates to its acquisitions of certain companies and schools.
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
6

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
For the year ended May 31, 2024, the Company cumulatively purchased 32,425,000 ordinary shares of East Buy with an amount of US$84,465 in aggregate, at an average purchase price of HK$20.38 per share (equivalent to US$2.61
)
, representing approximately 3.1% of total shares of East Buy. As East Buy is a subsidiary of the Company, the purchase changed the Company’s ownership interest while retained its controlling financial interest in East Buy. The Company accounted for the purchase activity as equity transactions of investments, therefore, no gain or loss were recognized in the Company’s consolidated statements of operations. Any difference between the fair value of the consideration paid and the amount by which the noncontrolling interest is adjusted were recognized in equity attributable to the Company and recorded in additional paid-in capital.
For the year ended May 31, 2025, East Buy accumulatively repurchased its 7,663,000 ordinary shares with a total consideration of US$15.5 million in aggregate. As East Buy is a subsidiary of the Company, the purchase changed the Company’s ownership interest while retained its controlling financial interest in East Buy. The Company accounted for the purchase activity as equity transactions of investments by owners in accordance with ASC 810-10-45-23. Therefore, no gain or loss were recognized in the Company’s consolidated statements of operations. As a result, the difference of USD5.4 million between cash paid and the amount by which the noncontrolling interest is adjusted were recognized in equity attributable to the Company and recorded in additional paid-in capital.

F-2
7

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
The new enrollment system development services and other operating services are subject to VAT at the rate of 6% of revenues. The non-academic
educational programs and services in short-term training schools may choose the applicable simple VAT collection method and apply for a 3% VAT rate. The intercompany sales of self-developed software are subject to VAT at the rate of 13% and the part in excess of the rate of 3% the Group can apply for refund upon collection by relevant tax authorities. The intercompany services related to self-developed software are subject to VAT at the rate of 6%. The sales of books are subject to VAT at the rate of 9%.
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

F-2
8

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
platforms.
For the year ended May 31, 2025, US$3,456,189, US$119,092, US$516,367 and US$242,423 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming
e-commerce,
overseas study consulting services and other segments, respectively. For the year ended May 31, 2024, US$2,716,174, US$190,860, US$439,744 and US$154,220 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming
e-commerce,
overseas study consulting services and other segments, respectively. For the year ended May 31, 2023, US$1,914,865, US$178,165, US$354,764 and US$96,935 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming
e-commerce,
overseas study consulting services and other segments, respectively.

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
For the year ended May 31, 2025, US$481,189 and US$85,002 of product revenues were derived from private label products and livestreaming
e
-
commerce, and other segments, respectively. For the year ended May 31, 2024, US$709,754 and US$102,834 of product revenues were derived from private label products and livestreaming
e-
commerce, and other segments, respectively. For the year ended May 31, 2023, US$379,343 and US$73,688 of product revenues were derived from private label products and livestreaming
e-
commerce, and other segments, respectively.
As of May 31, 2024 and 2025, the Group did not have any contract assets. The Group’s contract liabilities mainly consist of prepayments from customers (deferred revenue), with a balance of US$1,780,063 and US$1,954,464 as of May 31, 2024 and 2025, respectively. Substantially all contract liabilities as of
May 31, 2024 were recognized as revenues during the year ended May 31, 2025 and substantially all contract liabilities as of May 31, 2025 are expected to be realized in the following year. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.
Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of May 31, 2024 and 2025, refund liability amounted to US$167,369 and US$181,417, respectively, and are included in accrued expenses and other current liabilities.

F-
2
9

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
Advertising costs
The Group expenses advertising costs as they are incurred. Total advertising expenses were US$49,365, US$86,493 and US$123,962 for the years ended May 31, 2023, 2024 and 2025, respectively, and have been included as part of selling and marketing expenses.
Government subsidies
The government subsidies provided by the local government mainly included funding to support the growth of the Group. The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$16,010, US$15,000 and US$9,702 for the years ended May 31, 2023, 2024 and 2025, respectively.
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

F-3
0

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
Foreign currency risk
RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$2,093,141 and US$2,301,739 as of May 31, 2024 and 2025, respectively.
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
Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation met
hodology that are significant to the measurement of the fair value of the assets or liabilities.

F-3
1

Fair value of financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, short-term investments, accounts receivable, amounts due from/to related parties, available-for-sale
investments, equity security with/without readily determinable fair values, accounts payable and unsecured senior notes. The Group carries its available-for-sale
investments, equity securities with readily determinable fair values, wealth management products and trading securities at fair value and carries its equity securities without readily determinable fair values at cost, less impairment, plus or minus observable price changes in a similar transaction. The carrying amounts of other financial instruments except for unsecured senior notes approximate their fair values due to the short-term maturities of these instruments. The estimated fair value of the Group’s unsecured senior notes as of May 31, 2025 approximated US$14,403, and represented a level 2 measurement.
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
Comprehensive income
Comprehensive income includes net income, unrealized loss on available-for-sale
investments and foreign currency translation adjustment. Comprehensive income is reported in the consolidated statements of comprehensive income.
Share-based compensation
Share-based payments to employees and directors are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expenses net of forfeitures as they occur using graded vesting method over the requisite service period, with a corresponding addition to the additional paid-in
capital. The Group uses the binomial option pricing model to measure the fair value of options granted, and the quoted market price of the common shares to measure the fair value of options and NES granted to employees at each measurement date. The binomial option pricing model is adopted because the Group believes that considering the possibility of exercise an option over the life of the option, as affected by the reality of changing stock prices and non-constant
risk free rates, would better reflect the measurement objective of relevant accounting literature.

F-3
2

The amount of compensation expenses recognized at any date is at least equal to the portion of the fair value of the awards that are vested as of that date. Forfeitures are recognized as they occur.
Concentration of credit risk
Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of May 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in the fiscal years 2024 and 2025, respectively.
Recent accounting pronouncements adopted
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this new standard beginning from June 1, 2024 on a retrospective basis and please refer to Note 21 for further details.
Recently issued accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which aims to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. For public business entities, this update is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group expects the adoption of the ASU will result in additional disaggregation of expense captions within its footnote disclosures.
In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is assessing the impact of adoption of the ASU on the consolidated financial statements. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

F-3
3

3.	BUSINESS ACQUISITIONS
Business acquisition in the fiscal year 2023:
Tibet Tianli Education Technology Co., Ltd. (“Tibet Tianli”)
In December 2018, the Group invested US$4,344 in Tibet Tianli, a company engaged in developing educational products, for a 5.0% equity interests. In April 2020 and December 2020, the Group further subscribed 5.0% and 11.0% equity interests with consideration of US$6,516 and US$14,334, respectively. Before the acquisition, the Group held 17.4% of total equity interests in Tibet Tianli which accounted for as equity securities without readily determinable fair value as Tibet Tianli is as private company without readily determinable fair value. In September 2022, the Group subscribed 12.4% equity interests with a consideration of US$13,031, meanwhile acquired another 30.0% equity interests in Tibet Tianli from other four shareholders (“Sellers”) with a total consideration of US$19,547, in which US$9,773 had been paid during the year ended May 31, 2023,
and the remaining amount had been fully paid in the fiscal year 2025.
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

F-3
4

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
No business acquisition occurred in the fiscal year 2024 and 2025.

F-3
5

4.	SHORT-TERM INVESTMENTS
Short-term investments consisted of the following:

	As of May 31,
	2024	2025
	US$	US$
Wealth management products measured at fair value	1,988,907	1,744,835
Trading securities	76,672	128,667

	2,065,579	1,873,502

Short-term investments mainly consist of wealth management products with variable interest rates where principal is unsecured and maturities range from one month to less than one year and trading securities. Starting from June 1, 2022, the Group elects the fair value option to record wealth management products in accordance with ASC 825 Financial
Instr
uments. Changes in the fair value are reflected in the consolidated statements of operations.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets, net, consisted of the following:

	As of May 31,
	2024	2025
	US$	US$
Receivable from third party payment platform	103,704	93,125
Advances to suppliers	77,184	81,246
VAT recoverable	25,155	31,007
Interest receivables	31,501	26,282
Prepaid advertising fees	20,960	23,989
Rental deposits	18,445	18,782
Prepaid rents (a)	7,960	10,690
Staff advances (b)	10,030	9,672
Deposits of advertising and decoration	2,650	1,958
Others	12,480	11,864

	310,069	308,615
Less: allowance for prepaid expenses and other current assets	(605)	(713)

	309,464	307,902

(a)	Prepaid rents represent the prepayment of rent related to leases less than 12 months.
(b)	Staff advances were provided to staff for travelling and business related use and are expensed as incurred.

F-3
6

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consisted of the following:

	As of May 31,
	2024	2025
	US$	US$
Buildings	270,968	394,290
Transportation equipment	6,064	6,314
Furniture and education equipment	142,622	193,822
Computer equipment and software	167,515	215,109
Leasehold improvements	347,415	490,484
Construction in progress	24,285	26,852

	958,869	1,326,871
Less: accumulated depreciation	(467,678)	(573,958)
Less: accumulated impairment loss	—	—
Exchange differences	16,790	14,433

	507,981	767,346

Depreciation expenses for the years ended May 31, 2023, 2024 and 2025 were US$117,036, US$100,646 and US$139,807, respectively.

7.	LAND USE RIGHTS, NET
Land use rights, net, consisted of the following:

	As of May 31,
	2024	2025
	US$	US$
Land use rights	5,031	55,823
Less: accumulated amortization	(639)	(975)
Exchange differences	58	52

Land use rights, net	4,450	54,900

The Group obtained a land use right from the authorities during the year of 2025. The carrying amount of the land use right is

US$50,774,
and is amortized on a straight-line basis over the land use rights period, which is approximately

50 years
.
Amortization expenses for land use rights for the years ended May 31, 2023, 2024 and 2025 were US$
84
, US$
81
and US$

, respectively. The Group expects to recognize US$
1,106

in amortization expense for each of the next five years and US$
48,105
thereafter.

F-3
7

8.	INTANGIBLE ASSETS, NET
Intangible assets, net, consisted of the following:

	As of May 31,
	2024	2025
	US$	US$
Intangible assets with indefinite lives:
Trademark	226	227
Intangible assets with finite lives:
Trademark	16,005	16,093
Courseware	1,192	1,199
Student base	11,935	12,022
Favorable lease	648	651
License	415	415
Copyright	2,210	2,223
Distribution channel	16,434	16,530

	49,065	49,360

Less: accumulated amortization	(31,648)	(37,393)
Exchange differences	1,255	1,053

	18,672	13,020

Amortization expenses for the intangible assets for the years ended May 31, 2023, 2024 and 2025, were US$5,583, US$6,093 and US$5,745, respectively. As of May 31, 2025 the Group expects to recognize amortization expenses of US$5,730, US$5,611, US$1,399, US$22, and US$22, for the next five years, respectively, and US$9 thereafter.
The Group recorded an
impairment
of nil, nil and nil for the years ended May 31, 2023, 2024 and 2025, respectively.

9.	GOODWILL, NET
Goodwill, net, consisted of the following:

	As of May 31,
	2024	2025
	US$	US$
Beginning balance	141,299	139,743
Acquisition	—	—
Exchange differences	(1,556)	173

Ending balance	139,743	139,916
Accumulated impairment	(35,785)	(96,084)

Goodwill, net	103,958	43,832

The Group performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. For the year ended May 31, 2025, the Group identified several indicators of impairment of goodwill in reporting unit of kindergarten business, including but not limited to the continuous decline in revenue and net profit, etc. As such, the Company evaluated the impairment of goodwill by comparing carrying amount of the reporting unit of kindergarten business that includes goodwill and its fair value by using a discounted cash flow model. The Group concluded that the carrying amount exceeded the fair value of the reporting unit. Therefore, the Company recognized goodwill impairment losses of US$60,299 in the reporting unit of kindergarten business and recorded in the Company’s consolidated statements of operations. For the years ended May 31, 2023 and 2024, the Group concluded that the carrying amount of reporting units did not exceed their fair values and recorded no impairment losses.

F-3
8

10.	LONG-TERM INVESTMENTS, NET
Long-term investments, net, consisted of the following:

	As of May 31,
	2024	2025
	US$	US$
Equity securities with readily determinable fair value:
Mobvoi Inc. (“Mobvoi”) (a)	15,840	1,374
Sunlands Online Education Group (“Sunlands”) (b)	8,091	6,319
Other investments	1,096	158

Subtotal	25,027	7,851

Equity securities without readily determinable fair value:
Xizang Songtsam Green Valley Cultural Tourism Co., Ltd. (“Songtsam”) (c)	—	58,717
EEO Education Technology Co., Ltd. (“EEO”) (d)	9,312	9,312
Other investments (e)	14,347	14,444

Subtotal	23,659	82,473

Equity method investments:
VM EDU Fund I, L.P.(f)	51,383	48,345
New Oriental Education and Culture Industry Fund (Zhangjiagang) Partnership (Limited Partnership) (“Education Industry Fund”) (g)	44,272	38,592
Thaiwoo Enterprise Management Co., Ltd (“Thaiwoo Management”) (h)	41,761	50,180
Other investments (i)	33,933	30,501

Subtotal	171,349	167,618

Available-for-sale investments:
Shanghai Golden Education & Training Co., Ltd. (“Golden Finance”) (j)	52,130	46,729
Happy_seed (Cayman) Ltd. (“Happy Seed”) (k)	20,183	20,183
Tianjin Uhozz Internet Technology Co., Ltd. (“Uhozz”) (l)	17,890	17,890
Other available-for-sale investments (m)	45,574	45,737

Subtotal	135,777	130,539

	355,812	388,481

(a)
In September 2020, the Group invested 2.3%
equity interests in Mobvoi, a company engaged in providing AI-generated content solutions, AI enterprise solutions, smart devices and accessories with generative AI and voice interaction technologies. The Group accounted for the investment as equity securities without readily determinable fair value as Mobvoi is a private company without readily determinable fair value. On April 24, 2024, Mobvoi Inc. completed Initial Public Offering (“IPO”) on the Stock Exchange of Hong Kong Limited, and the Group started to account for the investment as equity securities with readily determinable fair value. For the year ended May 31, 2024, the fair value change related to the investment in Mobvoi Inc. was
US$12,760.
For the year ended May 31, 2025, with the stock price of Mobvoi fluctuated, loss of
US$14,028
was recorded in (loss)/gain from fair value change of investments on the Group’s consolidated statements of operations.

(b)
For the years ended May 31, 2023, 2024 and 2025,
as
 the stock price of Sunlands fluctuated, loss of US$1,883,
gain of

US$4,503
and loss of
 US$1,772
were recorded in (loss)/gain from fair value change of investments on the Group’s consolidated statements of operations, respectively.

(c)
In September 2024, the Group invested 12.4% equity interests in Songtsam, a company engaged in the business of culture, tourism and accommodation and catering services. In November 2024, the Group acquired another additional
6.0%
equity interests from other third parties. The Group accounted for the investment as equity securities without readily determinable fair value as Songtsam is a private company without readily determinable fair value and the investment is with liquidation preference.
 For the year ended May 31, 2025
, no impairment loss was recorded from this investment.

F-
3
9

(d)
In April 2017, the Group acquired 10% equity interests in EEO, a company engaged in the business of developing on-line
classroom product. The Group accounted for the investment as equity securities without readily determinable fair value as EEO is a private company without readily determinable fair value. For the years ended May 31, 2023, 2024 and 2025, no impairment loss was recorded from this investment.

(e)
The Group holds several insignificant investments in third-party private companies and has no ability to exercise significant influence over the investees. Those investments were accounted for using the measurement alternative when there is no readily determinable fair value for the investments. The Group recorded nil, US$4,358 and US$803 impairment loss on these investments for the years ended May 31, 2023, 2024 and 2025, respectively.

(f)
In June 2019, VM EDU Fund I, L.P., a market-driven investment entity, was established. The Group participates in VM EDU Fund I, L.P. as a limited partner and invested US$48,345 in VM EDU Fund I, L.P. as of May 31, 2025. The Group accounts for the investment under the equity method in accordance with Equity Method of Accounting (“ASC 323”) because the Group is a limited partner and owns 49.7% interest in VM EDU Fund I, L.P.

(g)
In July 2018, Education Industry Fund was established. There are two general partners in the fund, which include an entity invested by Mr. Yu and an unrelated third party. The Group participates in Education Industry Fund as a limited partner and invested US$38,592 in Education Industry Fund as of May 31, 202
5
. The Group accounts for the investment under the equity method in accordance with ASC 323, because the Group is a limited partner and owns 36.3% interest in Education Industry Fund.

(h)
In January 2024, the Group invested in Thaiwoo Management, a company engaged in the business of real estate and ski resort operation, with a consideration of US$55,574. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group has significant influence and owns 35.0% interest in Thaiwoo Management.

(i)
The Group holds from 5.5% to 49.0% equity interests in other 8 third-party companies through investments in their common shares or in-substance
common shares as of May 31, 202
5
. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. For the years ended May 31, 2023, 2024 and 2025, the Group recorded impairment loss of US$3,892, nil and nil, respectively.

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

F-4
0

(m)
Other available-for-sale investments represent several insignificant individual investments classified as available-for-sale investments as of May 31, 2024 and 2025. Realized gains of nil and US$244
were recorded in realized gain from long-term investments for the years ended May 31, 2024 and 2025, respectively. The Group recorded
 US$11,693 and US$4,412
impairment loss on these investments for the years ended May 31, 2024 and 2025, respectively.

The Group recognized impairment losses from long-term investments amounting to US$8,056, US$30,007 and US$5,215 for the years ended May 31, 2023, 2024 and 2025, respectively, as the Group believ es
the carrying value of these investments were no longer recoverable.

F-4
1

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
As of May 31, 2024 and 2025, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of May 31, 2024
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Wealth management products measured at fair value (a)	—	1,988,907	—	1,988,907
Trading securities (a)	76,672	—	—	76,672
Long-term investments:
Equity securities with readily determinable fair values (b)	25,027	—	—	25,027
Available-for-sale investments (c)	—	10,000	125,777	135,777

Total	101,699	1,998,907	125,777	2,226,383

	As of May 31, 2025
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Wealth management products measured at fair value (a)	—	1,744,835	—	1,744,835
Trading securities (a)	128,667	—	—	128,667
Long-term investments:
Equity securities with readily determinable fair values (b)	7,851	—	—	7,851
Available-for-sale investments (c)	—	14,569	115,970	130,539

Total	136,518	1,759,404	115,970	2,011,892

F-4
2

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

(c)
As of May 31, 2025, the fair value of
available-for-sale
investments amounted to US$130,539, with original cost of US$89,599 and unrealized gain of US$40,940. As of May 31, 2024, the fair value of available-for-sale
investments amounted to US$135,777, with original cost of US$89,167 and unrealized gain of US$46,610.

For redeemable preferred shares that do not have a quoted market rate, when recent transactions are available, the Company measured their fair value based on recent transactions. Recent transactions include the purchase price agreed by an independent third party for a similar investment and have been classified as Level 2 measurement. When no recent transactions are available, the Company has classified those as Level 3 measurement and a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The assumptions are inherently uncertain and subjective. Specifically, some of the significant unobservable inputs included the expected volatility, discount rate as well as discount of lack of marketability. Changes in any unobservable inputs may have a significant impact on fair values. As of May 31, 2025, the fair values of available-for-sale investments classified as Level 3 were measured using the market or income approaches with significant unobservable inputs were based on the following assumptions: (1) expected volatility ranging from
33.0
%
 to 93.7
%
,
(2) discount rate
21
%
,

and (3) discount of lack of marketability ranging from
15.0
%

to 25.0%.

F-4
3

The Group had transfers between Level 2 and Level 3 during the year ended May 31, 2024. However, there were no transfers between Level 1, Level 2, and Level 3 fair value measurements during the year ended May 31, 2025. The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (Level 3).

Level 3 investments
US$
Balance as of June 1, 2023	141,698
Initial recognition	9,504
Transfer from Level 2	17,890
Unrealized loss	(25,034)
Impairment	(11,693)
Disposals	(4,640)
Foreign exchange difference	(1,948)

Balance as of May 31, 2024	125,777
Unrealized loss	(5,670)
Impairment	(4,412)
Disposals	(140)
Foreign exchange difference	415

Balance as of May 31, 2025	115,970

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

F-4
4

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2024	2025
	US$	US$
Accrued payroll	387,927	421,746
Refund liability (a)	167,369	181,417
Payable for purchase of property and equipment	36,136	52,004
Accrued advertising fees	23,035	24,453
Amounts reimbursable to employees (b)	29,965	23,615
Advance payment from students (c)	20,298	21,768
VAT payable	17,920	17,987
Payment to merchant(d)	16,772	14,558
Welfare payable	11,682	12,574
Refundable deposits (e)	8,004	7,949
Royalty fees payable (f)	8,640	6,844
Rent payable	6,283	4,393
Other taxes payable	3,371	3,956
Accrued professional service fees	1,709	1,902
Payable for investments and acquisitions	9,885	567
Others (g)	25,809	34,850

Total	774,805	830,583

(a)	The refund liability is recognized for variable amount of the considerations received from the customers and recorded as refund liability as described in Note 2.
(b)	Amounts reimbursable to employees include travelling and business related expenses.
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

F-4
5

13.	LEASE
The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.
Operating lease costs for the years ended May 31, 2023, 2024 and 2025 were US$163,195, US$209,327 and US$278,558, respectively, which excluded cost of short-term leases. Short-term lease costs for the years ended May 31, 2023, 2024 and 2025 were US$39,057, US$53,907 and US$63,366, respectively.
As of May 31, 2024 and 2025, the weighted average remaining lease term was 3.9 years and 3.7 years, respectively, and the weighted average discount rate was 4.7% and 4.4% for the Group’s operating leases, respectively.
Supplemental cash flow information related to the operating leases is as follows:

	For the years ended May 31,
	2024	2025
	US$	US$
Cash payments for the operating leases	214,089	281,410
Right-of-use assets obtained in exchange for the new operating lease liabilities	442,212	423,895

A summary of maturity analysis of the annual undiscounted cash flows for the operating lease liabilities as of May 31, 2025 is as follows:

As of May 31, 2025
US$
Fiscal year ending
May 31, 2026	289,279
May 31, 2027	224,633
May 31, 2028	165,295
May 31, 2029	109,424
May 31, 2030	43,800
Thereafter	20,129

Total future lease payments	852,560
Less: Imputed interest	(63,187)

Present value of operating lease liabilities	789,373

As of May 31, 2025, the Group has lease contracts that have been entered into but not yet commenced amounting to US$56,917, and these contracts will commence in the fiscal year 2026.
For the years ended May 31, 2023, 2024 and 2025, no impairment loss was recorded.

F-4
6

14.	UNSECURED SENIOR NOTES
In July 2020, the Company issued unsecured senior notes for a principal amount of US$300,000 which are listed in the Stock Exchange of Hong Kong Limited. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021 and due on July 2, 2025.
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
For the years ended May 31, 2025, the Company did not repurchase unsecured senior notes.

Subsequently the Company has redeemed all unsecured senior notes upon their maturity.

F-4
7

15.	COMMON SHARES AND TREASURY STOCK
As of May 31, 2024 and 2025, the Company had 3,000,000,000 common shares authorized with par value of US$0.001.
The movements of the outstanding common shares and treasury stock are as follows:

	Number of common shares	Number of treasury stock
Shares outstanding as of May 31, 2023	1,643,162,653	59,463,140
Issuance of common share for NES	12,191,640	(12,191,640)
Shares repurchase (a)	(7,839,430)	7,839,430

Shares outstanding as of May 31, 2024	1,647,514,863	55,110,930

Issuance of common share for NES	10,891,280	(10,891,280)
Shares repurchase (a)	(78,117,530)	78,117,530

Shares outstanding as of May 31, 2025	1,580,288,613	122,337,180

(a)
As amended, on August 6, 2024, the Company’s board of directors authorized the repurchase of up to US$700 million of the Company’s common shares through May 31, 2025. During the year ended May 31, 2025, the Company repurchased 7,811,753 ADS on the open market for total consideration of US$445,495. As of May 31, 2025, the Company had repurchased an aggregate of 14,542,010 ADSs for US$700 million from the open market before the Share Repurchase Program expired. The Group accounts for repurchased common shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

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
,
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
On January 26, 2025, the Board of Directors of the Company approved an amendment to 2016 Share Incentive Plan that the maximum aggregate number of common shares that may be issued pursuant to all awards granted was increased from 100,000,000 shares to 200,000,000 shares, and the term of the 2016 Share Incentive Plan was extended from 10 years to 15 years.

F-4
8

NES
For the year ended May 31, 2025, 10,891,280 treasury stock had been issued to employees and directors upon the vesting of their NES. The NES activities under the 2016 Share Incentive Plan for the year ended May 31, 2025 are summarized as follows:

	Number of NES	Weighted-average grant date fair value (US$)
NES outstanding as of May 31, 2024	21,469,262	5.01
Granted	37,430,460	4.67
Vested	(10,891,280)	6.99
Forfeited	(203,042)	5.09
NES outstanding as of May 31, 2025	47,805,400	4.29

The total fair value of NES vested for the years ended May 31, 2023, 2024 and 2025 were US$65,142, US$79,775 and US$76,133, respectively. The weighted average grant date fair value of NES granted for the years ended May 31, 2023, 2024 and 2025 were US$2.60, US$5.99 and US$4.67, respectively. As of May 31, 2025, the total unrecognized compensation expenses for NES of US$145,832 are expected to be recognized over a weighted average period of 2.14 years.
The total compensation expenses of NES are recognized using graded vesting method over the respective vesting periods. The Group recorded the related compensation expenses of US$69,547, US$50,672 and US$48,129 for the years ended May 31, 2023, 2024 and 2025, respectively.
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

F-
4
9

The movements of share options under the
Pre-IPO
Share Option Scheme are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2024	25,940,885	1.13
Exercised	(9,245,000)	1.13
Expired	(16,695,885)	1.13
Outstanding as of May 31, 2025	—

Options vested and expected to vest as of May 31, 2025	—

Exercisable as of May 31, 2025	—

East Buy recorded the related compensation expenses of nil
for the years ended May 31, 2023, 2024 and 2025, respectively, in relation to the share options issued under the Pre-IPO Share Option Scheme. The total intrinsic value of options exercised for the years ended May31, 2023, 2024 and 2025 were
US$38,465, US$2,514 and US$15,008, respectively.
East Buy
Post-IPO
Share Option Scheme
On January 30, 2019, the board of directors of East Buy approved a
n emp
loyee’s share option plan (the
“Post-IPO
Share Option Scheme”).
On November 15, 2021, the Company’s board of directors granted a total of 24,986,000 options to employees of East Buy. The grant date weighted average fair value of each option was
US$0.32
and the estimated fair value of the share options granted was
US$7,995. The exercise period is 10 years from the date of grant day and the exercise price is US$0.67.
The movements of share options under the
Post-IPO
Share Option Scheme are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2024	34,483,946	0.67

Forfeited	(120,288)	0.67
Exercised	(3,550,122)	0.67

Outstanding as of May 31, 2025	30,813,536	0.67

Options vested and expected to vest as of May 31, 2025	30,813,536	0.67

Exercisable as of May 31, 2025	30,813,536	0.67

F-5
0

East Buy recognized the total compensation expenses of US$10,897, US$4,287 and US$898 for the years ended May 31, 2023, 2024 and 2025, respectively, in relation to the
Post-IPO
Share Option Scheme. The total intrinsic value of options exercised for the years ended May 31, 2023, 2024 and 2025 were US$25,063, US$10,767 and US$7,188, respectively.
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
On 28 November 2023, pursuant to the list of grantees and respective numbers of options approved by the board of directors of East Buy, East Buy granted a total of
30,000
NES to a non-executive director. The above grant has a total vesting period of
3
years from the date of grant, and the total NES will vest evenly and annually within the vesting period upon certain performance conditions are met.
The movements of share awards under the East Buy 2023 Scheme are summarized as follows:

	Number of shares	Weighted-average grant date fair value
		US$
NES outstanding as of May 31, 2024	17,646,330	3.69
Forfeited	(4,084,350)	3.69
Vested	(7,998,860)	3.69
NES outstanding as of May 31, 2025	5,563,120	3.69

F-5
1

East Buy recognized the total compensation expenses of US$9,344,

US$
67,499
and US$
10,682
for the years ended
May 31, 2023, 2024 and 2025, respectively, in relation to the East Buy 2023 Scheme.
As of May 31, 2024 and 2025, the total unrecognized compensation expenses for NES of US$33,790 and US$5,915 are expected to be recognized over a weighted average period of 1.4 years and 0.9 years, respectively.
East Buy 2025 Scheme
On April 11, 2025, the board of directors of East Buy approved a new post-IPO share scheme (“East Buy 2025 Scheme”).
On April 11, 2025, the Company granted
1,780,000
share awards to 5 individuals, including four directors and one employee. 2025 Scheme stipulates that four independent non-executive
directors will be granted
20,000
NES each year over the next three years and each grant will vest annually within one year vesting period, and the employee was granted 1,700,000 NES, and 33% of the total NES will vest annually within three years vesting period.
The movements of share awards of the East Buy 2025 Scheme are summarized as follows:

	Number of shares	Weighted-average grant date fair value (US$)
NES granted on April 11, 2025	1,780,000	1.46
Vested	—	—
Forfeited	—	—
NES outstanding as of May 31, 2025	1,780,000	1.46

The Group recogni
z
ed total expense of US$224
for the year ended 31 May 2025 in relation to the share awards granted under East Buy 2025 Scheme of the Company.
As of May 31, 2025, the total unrecognized compensation expenses for NES of US$2,382 are expected to be recognized over a weighted average period of 1.9 years.

17.	INCOME TAXES
Cayman Islands
 & the British Virgin Islands (“BVI”)
The Company and East Buy are
tax-exempted
companies incorporated in the Cayman Islands. Under the current law of the Cayman Islands, the Company, East Buy and New Oriental Cultural Tourism Group Inc. are not subject to income, corporate or capital gains tax, and the Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to the Cayman Islands income or corporation tax.
The Company’s subsidiary, Abundant State Limited and HCM IX Capital Limited, are incorporated in BVI and are not subject to income tax.
United States (“US”)
Walkite International Academy (U.S.A.) Co., Ltd. and Blingabc Limited (US) are incorporated in the US and are subject to federal income tax and state income tax at 21% and 8.8%, respectively.
United Kingdom (“UK”)
Walkite International Academy Co., Ltd. and New Oriental Vision Overseas Consulting (U.K.) Ltd. are incorporated in the UK and are subject to income tax rate at
19%.
Australia
New Oriental Vision Overseas Consulting Australia Pty Ltd. is incorporated in Australia and is subject to in
come tax rate at 30%.
Canada
Walkite International Academy (Canada) Co., Ltd
.
and New Oriental Vision Overseas Consulting Canada Inc. are incorporated in Canada and are subject to income tax rate at 15% in federal and 11.5%
in p
rovincial.
Japan
New Oriental Vision Overseas (JPN) Co., Ltd were established in Japan and subject to the Japan profit tax rate at 23.2%.
Hong Kong
Smart Shine, Winner Park, Elite Concept, One World Limited, Garden House Limited, Xuncheng Tech, Asia Pacific Montessori Education Co., Ltd. (“Asia Pacific”), New Oriental Wuyou Online (HK) Education & Technology Co., Limited (“Wuyou Online”), Dongfang Youbo (HK) Education Limited (“Dongfang Youbo (HK) ”), Hong Kong New Oriental Vision Overseas Limited, New Oriental Vision Overseas (HK) Education Limited, Blingabc Limited and New Oriental Cultural Tourism Group Holding Limited are incorporated in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. No provision in above subsidiaries for Hong Kong profit tax has been made in the consolidated financial statements as they do not have any assessable income for the years ended May 31, 2023, 2024 and 2025, except for provision of US$
1,738
by Smart Shine for the year ended May 31, 2025, US$1,122 and US$2,239 by Elite Concept for the years ended May 31, 2024 and 2025, respectively, US$

by Hong Kong New Oriental Vision Overseas Limited for the year ended May 31, 2025, and US$

by Blingabc Limited for the year ended May 31, 2025.
Elite and
Smart Shine received dividends of nil,
nil and
 US$421,471 for the years ended May 31, 2023, 2024 and 2025, respectively. Withholding taxes of nil, US$4,227 and US$18,592 in connection with the dividends were fully paid for the years ended May 31, 2023, 2024 and 2025, respectively.

PRC
The Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools are subject to 25% s
t
andard enterprise income tax (“EIT”) except for those accepted as qualified for small-scale enterprises, or granted preferential tax treatment.
Significant components of provision for income taxes for the years ended May 31, 2023, 2024 and 2025 were as follows:

	For the years ended May 31,
	2023	2024	2025
	US$	US$	US$
Current:
PRC	97,594	130,927	175,611

Deferred:
PRC	(31,528)	(21,237)	(29,317)

Total provision for income taxes	66,066	109,690	146,294

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of

15
%.

Beijing Hewstone, Beijing Decision, Beijing Pioneer, Beijing Smart Wood, Xuncheng, Dexin Dongfang and Beijing
Be-linked
Online Education Company Limited, Beijing Bright Future Education&Technology Company Limited and Dongfang Huijiao (Beijing) Technology Co., Ltd. continued to qualify as HNTE and were subject to a tax rate of
15
%

for the year ended May 31, 2025. Considering Xuncheng and Dexin Dongfang didn’t meet some criteria for HNTE in the year ended 31 May 2025, the statutory tax rate of Xuncheng and Dexin Dongfang for the year ended 31 May 2025 is
25
%.
Hainan Dongfang Zhixin Technology Company Limited, Zhuhai Zekai Software Technology Company Limited, Zhuhai Chongshengheli Network Technology Co., Ltd, and Tibet Tianli enjoyed the EIT tax rate of 15% because of the preferential corporate income tax policies for local tax concessions.
Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years.
Beijing Zhiyuan Hangcheng Software Technology Company Limited (“Beijing Zhiyuan”) and Beijing Chuangying Oriental Technology Co., Ltd (“Beijing Chuangying”) are qualified as NESE and enjoy the EIT tax benefit from January 2019 to December 2023. After expiration, Beijing Zhiyuan Hangcheng and Beijing Chuangying qualified as “HNTE” and subject to a tax rate of
15%.

Beijing Yuda Oriental Software Technology Company Limited is qualified as NESE and enjoy the EIT tax benefit from January 2023 to December 2027. Beijing Dongfang Sihong Technology Co., Ltd. is qualified as NESE and enjoy the EIT tax benefit from January 2025 to December 2029.
Since its establishment through May 31, 2025, Beijing Haidian School was not required by the governing tax bureau to pay any EIT. If Beijing Haidian School is required to pay EIT in the future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is not more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2024	2025
	US$	US$
Deferred tax assets
Allowance for doubtful accounts	26,435	28,462
Accrued expenses	79,053	77,786
Net operating loss carry-forward	257,637	254,914

Total deferred tax assets	363,125	361,162

Less: valuation allowance	(290,398)	(263,230)

Total deferred tax assets, net	72,727	97,932

Deferred tax liabilities
Acquired assets	3,462	2,557
Tax impact from the unrealized gain on long-term investments	15,945	11,617

Total deferred tax liabilities	19,407	14,174

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.
The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was

US$
290,398

and US$263,230 as of May 31, 2024 and 2025, respectively.
As of May 31, 2025, the Group had net operating loss carried-forwards of US$1,043,607 from the Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools which will expire during the period from
2025
to
2030
except for those arose from HNTEs, which will expire during the period from 2025 to 2035.
A reconciliation of the provision for income taxes computed by applying the PRC EIT rates of 25% for the years ended May 31, 2023, 2024 and 2025 to income before provision for income tax and the actual provision for income tax is as follows:

	For the years ended May 31,
	2023	2024	2025
	US$	US$	US$
Income before income taxes and loss from equity method investments	308,531	493,841	536,384
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory income tax rate	77,133	123,460	134,096
Effect of non-deductible expenses and loss and super deduction expenses	40,577	68,741	44,173
Effect of income tax exemptions and preferential tax rates	(12,927)	(24,810)	(26,561)
Effect of income tax rate difference in other jurisdictions	(5,184)	(9,086)	(804)
Changes in valuation allowance	(33,533)	(48,615)	(4,610)

Provision for income taxes	66,066	109,690	146,294

If the WFOE and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates, tax expense would have increased by US$25,420, US$11,149 and US$13,351 for the years ended May 31, 2023, 2024 and 2025, respectively. The decrease in basic net income per common share would have been US$0.01, US$0.01 and US$0.01 for the years ended May 31, 2023, 2024 and 2025. The decrease in diluted net income per common share would have been US$0.02, US$0.01 and US$0.01 for the years ended May 31, 2023, 2024 and 2025.
Under the New Income Tax Law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends among other things on the “place of actual management”. If the Group, or its non-PRC
subsidiaries, were to be determined as a PRC resident for tax purposes, they would be subject to a 25% in
c
ome tax rate on their worldwide income including the income arising in jurisdictions outside the PRC. The Group does not believe that its legal entities organized outside of the PRC are considered the PRC residents.
If the Company were to be a
non-resident
for the PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by the PRC schools and subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Elite Concept and Smart Shine enjoy a preferential tax rate of
5% under the tax treaty treatment.
Aggregate undistributed earnings of the Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools that are available for distribution were US$2,374,564 and US$2,536,432 as of
May 31, 2024 and 2025, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools do not intend to declare further dividends out of remaining earnings of US$2,536,432 and the Company intends to permanently reinvest the remaining undistributed earnings.
The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2023, 2024 and 2025. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.
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

F-5
6

18.	NET INCOME PER SHARE
The computation of basic and diluted net income per common share for the years ended May 31, 2023, 2024 and 2025 is as follows:

	For the years ended May 31,
	2023	2024	2025
Numerator:
Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders—basic (US$ in thousands)	177,341	309,591	371,716

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders—diluted (US$ in thousands)	173,732	308,443	371,518

Denominator
Weighted average common shares outstanding-basic	1,678,264,547	1,653,597,432	1,619,727,518

Plus: incremental weighted average common shares from assumed vesting of NES using the treasury stock method	7,367,440	15,902,520	11,409,646

Weighted average common shares outstanding-diluted	1,685,631,987	1,669,499,952	1,631,137,164

Net income per common share
- Basic (US$)	0.11	0.19	0.23
- Diluted (a) (US$)	0.10	0.18	0.23

(a)	For the year ended May 31, 2025, the Company does not have any securities that would have an anti-dilutive effect included in the computation of diluted net income per common share.

19.	RELATED-PARTIES TRANSACTIONS
The Group had the following significant balances and transactions with major related parties:

(a)	Amount due from/to related parties:

			Amounts due from related parties, current As of May 31,		Amounts due to related parties, current As of May 31,
	Notes	Relationship	2024	2025	2024	2025
			US$	US$	US$	US$
Metropolis Holding China Limited (“Metropolis”)	(1)	Company controlled by Mr. Yu	1,399	3,273	313	403
Beijing Edutainment World Education Technology Co., Ltd (“Edutainment World”)	(2)	Long-term investee	2,944	3,070	238	—
Others			60	224	—	2

Total			4,403	6,567	551	405

F-5
7

			Amounts due from related parties, non-current As of May 31,
	Notes	Relationship	2024	2025
			US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	3,130	1,908
Thaiwoo Management	(3)	Equity method investee	—	6,390
Others			4,143	4,166

Total			7,273	12,464

(b)	Transactions:

			Rental expenses For the years ended May 31,
			2023	2024	2025
			US$	US$	US$
Metropolis	(1)	Company controlled by Mr. Yu	8,387	10,896	13,160

			Revenues For the years ended May 31,
			2023	2024	2025
			US$	US$	US$
Edutainment World	(2)	Long-term investee	2,098	251	—
Metropolis	(1)	Company controlled by Mr. Yu	—	—	185

Total			2,098	251	185

			Loans provided to related parties For the years ended May 31,
			2023	2024	2025
			US$	US$	US$
Thaiwoo Management	(3)	Equity method investee	—	—	6,371
Others			2,387	1,388	—

Total			2,387	1,388	6,371

			Cost For the years ended May 31,
			2023	2024	2025
			US$	US$	US$
Beijing Dongfang Heli Investment and Development Ltd (“Dongfang Heli”)		Equity method investee	513	—	—
Edutainment World	(2)	Long-term investee	1,253	48	5
Others			—	—	35

Total			1,766	48	40

F-5
8

(1)
As of May 31, 2024 and 2025, the current amounts due from Metropolis, which is an entity acquired by a company wholly-owned by Mr. Yu, the chairman of the Company, were US$1,399 and US$3,273, respectively and the non-current
amounts due from Metropolis were US$3,130 and US$ 1,908, respectively. Those represented prepaid rent related to a short-term lease and deposit for the building. As of May 31, 2024 and 2025, the right-of-use
assets related to the leases rented from Metropolis were US$11,696 and US$17,350, respectively, and the relevant lease liabilities were US$11,637 and US$17,193, respectively.

(2)
Although the Group can exercise significant influence over Edutainment World, the preferred shares with substantive liquidation rights are not deemed in substance common shares. Accordingly, the Group’s investment in preferred shares was accounted for as investment without readily determinable fair values in accordance with ASC 321. For the years ended May 31, 2024 and 2025, the Group provided services to Edutainment World, from which the unpaid balance was US$2,944 and US$3,070 as of May 31, 2024 and 2025, respectively.

(3)	For the year ended May 31, 2025, the Group provided the loans in aggregate of US$6,371 to Thaiwoo Man agem ent, an equity method investee of the Group.

20.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of May 31, 2025, the future minimum capital commitments were as follows:

US$
Capital commitment for the purchase of property and equipment	4,929
Capital commitment for leasehold improvements	18,601

Total	23,530

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
59

21.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. For the years ended May 31, 2023, 2024 and 2025, the Group identified four operating segments, including (i) educational services and test preparation courses, (ii) private label products and livestreaming
e-commerce,
(iii) overseas study consulting services, and (iv) educational materials and distribution. The Group identified educational services and test preparation
courses, private label products and livestreaming
e-commerce,
and overseas study consulting services as three reportable segments. Educational materials and distribution individually did not exceed the 10% quantitative threshold and as a result, was included in others below.
The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker uses each reporting segment’s operating income to monitor budget versus actual results when making decisions about the allocation of operating and capital resources among all operating segments. The table below provides a summary of the Group’s operating segment results and total assets by segment for the years ended May 31, 2023, 2024 and 2025 were as follows:
For the year ended May
 31, 2023

	Educational services and test preparation courses	Private label products and livestreaming e-commerce	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	1,914,865	557,508	354,764	170,623	2,997,760
Less:
Cost of revenues	(793,423)	(345,211)	(179,284)	(91,520)	(1,409,438)
Selling and marketing	(261,606)	(45,611)	(80,528)	(45,657)	(433,402)
General and administrative	(519,765)	(34,238)	(61,861)	(65,725)	(681,589)
Unallocated corporate expenses	—	—	—	—	(283,285)

Segment operating income/(loss) (1)	340,071	132,448	33,091	(32,279)	190,046
Unallocated items (2)					111,383

Income before income taxes					301,429

Segment assets	1,728,371	282,558	109,422	149,017	2,269,368
Unallocated corporate assets	—	—	—	—	4,123,090

Total assets	1,728,371	282,558	109,422	149,017	6,392,458

For the year ended May
 31, 2024

	Educational services and test preparation courses	Private label products and livestreaming e-commerce	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	2,716,174	900,614	439,744	257,054	4,313,586
Less:
Cost of revenues	(1,027,889)	(677,270)	(214,602)	(131,199)	(2,050,960)
Selling and marketing	(348,121)	(124,975)	(92,865)	(77,785)	(643,746)
General and administrative	(755,074)	(77,626)	(57,204)	(75,657)	(965,561)
Unallocated corporate expenses	—	—	—	—	(302,894)

Segment operating income/(loss) (1)	585,090	20,743	75,073	(27,587)	350,425
Unallocated items (2)					84,483

Income before income taxes					434,908

Segment assets	2,217,342	831,620	119,725	486,305	3,654,992
Unallocated corporate assets	—	—	—	—	3,876,681

Total assets	2,217,342	831,620	119,725	486,305	7,531,673

For the year ended May
 31, 2025

	Educational services and test preparation courses	Private label products and livestreaming e-commerce	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	3,456,189	600,281	516,367	327,425	4,900,262
Less:
Cost of revenues	(1,319,315)	(410,377)	(251,782)	(201,817)	(2,183,291)
Selling and marketing	(414,669)	(121,421)	(103,015)	(121,174)	(760,279)
General and administrative	(913,775)	(78,778)	(79,071)	(93,100)	(1,164,724)
Unallocated corporate expenses	—	—	—	—	(363,718)

Segment operating income/(loss) (1)	808,430	(10,295)	82,499	(88,666)	428,250
Unallocated items (2)					93,877

Income before income taxes					522,127

Segment assets	2,682,938	846,535	125,030	447,498	4,102,001
Unallocated corporate assets	—	—	—	—	3,703,498

Total assets	2,682,938	846,535	125,030	447,498	7,805,499

(1)	A summary of depreciation and amortization expenses for the years presented is as follows:

	For the years ended May 31,
	2023	2024	2025
Educational services and test preparation courses	97,413	80,277	110,946
Private label products and livestreaming e-commerce	1,394	1,973	2,296
Overseas study consulting services	4,243	4,517	5,867
Others	19,653	20,053	26,779

Total	122,703	106,820	145,888

(2)	A summary of material unallocated items for the years presented is as follows:

	For the years ended May 31,
	2023	2024	2025
Interest income	114,453	153,589	119,605
Other items	(3,070)	(69,106)	(25,728)

Total	111,383	84,483	93,877

22.	MAINLAND CHINA CONTRIBUTION PLAN
The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$196,042, US$234,474 and

US$
300,749
for the years ended May
31
,
2023
,
2024
and
2025
, respectively.

23.	STATUTORY RESERVES
Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and the VIEs in the PRC must make appropriations from after-tax
profit to
non-distributable
reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.
Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax
profits as determined under the PRC laws and regulations at each year-end
until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. For the years ended May 31, 2023, 2024 and 2025, US$3,620, US$4,162 and US$11,912 were accrued for the general reserve, respectively.
The PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax
income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. In the case of a for-profit
private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit
private school, this amount shall be equal to no less than 10% of the audited annual increase in the unrestricted net assets of the school, if any. For the years ended May 31, 2023, 2024 and 2025, the Company made US$13,222, US$16,929 and US$5,252 to the development fund, respectively.
These reserves are included as statutory reserves in the consolidated statements of changes in equity. The Group allocated US$16,842, US$21,091 and US$17,164 to statutory reserves for the years ended May 31, 2023, 2024 and 2025, respectively.

24.	RESTRICTED NET ASSETS
Relevant PRC laws and regulations restrict the WFOEs and the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends, except in the event of liquidation. The balance of restricted net assets was US$956,123 and US$973,287 of which, US$557,771 and US$569,475 were attributed to the paid-in
capital, additional
paid-in
capital and statutory reserves of the VIEs and US$398,352 and US$403,812 were attributed to the paid-in
capital, additional
paid-in
capital and statutory reserves of the WFOEs, as of May 31, 2024 and 2025, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under the applicable PRC law, loans from the PRC companies to their offshore affiliated entities require governmental approval, and advances by the PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

25.	SUBSEQUENT EVENTS
On July 29, 2025, the Company’s board of directors has approved a three-year shareholder return plan, effective from the fiscal year 2026. Under this plan, no less than 50% of the Company’s net income attributable to New Oriental Education & Technology Group Inc.’s shareholders for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases.

F-63