Form 20-F
period 2026-05-31
New Oriental Education & Technology Group Inc.
filed 2026-09-22
CIK 1372920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2026.
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,549,068,783 common shares, par value US$0.001 per share, as of May 31, 2026.
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
Indicate by check mark whether th
e registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi and Hong Kong dollars to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.7662 to US$1.00 and HK$7.8366 to US$1.00, the respective exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on May 29, 2026. We make no representation that any Renminbi, Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, Hong Kong dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

New Oriental Education & Technology Group Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. Therefore, we operate such businesses in China through the consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the consolidated affiliated entities and are considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. Revenues contributed by the consolidated affiliated entities accounted for 99.2%, 99.8% and 99.7% of our total net revenues for the fiscal years ended May 31, 2024, 2025 and 2026, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Inc., a Cayman Islands company, its predecessor entities and subsidiaries. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. New Oriental Education & Technology Group Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

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

(ii)

exclusive option agreement, pursuant to this agreement, Century Friendship is obligated to sell to Beijing Decision, and Beijing Decision has an exclusive, irrevocable and unconditional right to purchase from Century Friendship, in its sole discretion, part or all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China;

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

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of May 31, 2026:

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

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals, anti-monopoly regulatory actions, regulations on the use of variable interest entities, regulations on the education industry, regulations on online live-streaming and advertising, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and common shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Financing Activities

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” “—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection, cybersecurity and artificial intelligence may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business,” and based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe our PRC subsidiaries and the consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities for the business operations in China, including, among others, the private school operation permits, value-added telecommunications business operation licenses for internet information services, or ICP licenses, value-added telecommunications business operation license for electronic data interchange, or EDI license, Licenses or Filings for Food Operation, Permits for Operating Publications, Online Publishing License, Commercial Performance Permit, Travel Agency Operation Permits, and Healthcare License. Given the interpretation and implementation of laws and regulations and the enforcement practice by government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the services of our company in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” “—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection, cybersecurity and artificial intelligence may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business.”

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

However, the PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of rules in this regard, the interpretation and implementation of most of which are subject to changes. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general in the future and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, Cyberspace Administration of China or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and common shares.”

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

Under PRC law, New Oriental Education & Technology Group Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs and their subsidiaries and/or schools only through loans, subject to satisfaction of applicable government registration. For the fiscal years ended May 31, 2024, 2025 and 2026, New Oriental Education & Technology Group Inc. received repayment of loans of US$1.5 million, US$128.4 million and US$447.5 million from our intermediate holding companies and subsidiaries, respectively. For the fiscal years ended May 31, 2024, 2025 and 2026, New Oriental Education & Technology Group Inc. provided loans of nil, US$352.4 million and US$0.1 million to our intermediate holding companies and subsidiaries, respectively.

For the details of the financial position, cash flows and results of operation of the consolidated VIEs, please refer to the “Item 3. Key information—A. Selected Financial Data—Financial Information Related to the Consolidated Affiliated Entities.”

On July 29, 2025, our board of directors approved a three-year shareholder return plan, effective from the fiscal year 2026, under which no less than 50% of our net income for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases. Our board of directors will reevaluate this plan upon its expiration. On October 27, 2025, our board of directors approved an ordinary dividend of US$0.12 per common share, or US$1.20 per ADS, to be distributed in two installments as part of the shareholder return plan for the fiscal year 2026. The first and second installments have been fully paid to shareholders and ADS holders, which amounted to approximately US$189 million. On the same date, our board of directors approved a share repurchase program (the “2026 Share Repurchase Program”) for the fiscal year 2026, under which the Company is authorized to repurchase up to US$300 million of its ADSs or common shares over the 12 months from October 28, 2025 through October 27, 2026. As of the date of this annual report, the Company had repurchased a total of approximately 54.1 million common shares (including common shares represented by ADSs) for an aggregate consideration of approximately US$288.7 million from the open market under the 2026 Share Repurchase Program. On July 28, 2026, our board of directors approved an ordinary cash dividend and a new share repurchase program (the “2027 Share Repurchase Program”) for the fiscal year 2027. The aggregate amount of the cash dividend for the fiscal year 2027 is expected to be approximately US$300 million, to be paid in two installments in December 2026 and June 2027, respectively. Further details regarding the cash dividend will be decided by the board of directors and announced by the Company in due course. Pursuant to the 2027 Share Repurchase Program, the Company may repurchase up to US$200 million of its ADSs or common shares over the 12 months from July 29, 2026 through July 28, 2027. As of the date of this annual report, the Company had not yet repurchased any common shares under the 2027 Share Repurchase Program. Our board of directors reserves discretion to determine the form, timing and amount of shareholder return measures in any fiscal year based on our results of operations, capital requirements and other relevant factors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Our Selected Consolidated Financial Data

The following tables present the selected consolidated financial data of our company. The selected consolidated statement of operations data for the fiscal years ended May 31, 2024, 2025 and 2026 and the consolidated balance sheet data as of May 31, 2025 and 2026 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the fiscal years ended May 31, 2022 and 2023 and the selected consolidated balance sheet data as of May 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements for the fiscal years ended May 31, 2022, 2023 and 2024, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.” Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2022	2023	2024	2025	2026
Selected Consolidated Statement of Operations Data:
Net revenues:
Net service revenues	3,050,022	2,544,729	3,500,998	4,334,071	4,893,000
Net product revenues	55,224	453,031	812,588	566,191	768,294

Total net revenues	3,105,246	2,997,760	4,313,586	4,900,262	5,661,294
Operating cost and expenses:(1)
Cost of revenues	(1,754,291)	(1,409,438)	(2,050,960)	(2,183,291)	(2,568,167)
Selling and marketing	(466,895)	(444,693)	(660,586)	(783,959)	(855,864)
General and administrative	(1,866,573)	(953,583)	(1,251,615)	(1,444,463)	(1,594,012)

Impairment of goodwill	—	—	—	(60,299)	—

Total operating cost and expenses	(4,087,759)	(2,807,714)	(3,963,161)	(4,472,012)	(5,018,043)

Operating (loss)/income	(982,513)	190,046	350,425	428,250	643,251
Other income/(expense):
Interest income	123,542	114,453	153,589	119,605	76,908
Interest expense	(4,050)	(707)	(298)	(311)	(28)
Realized gain from long-term investments	22,004	767	185	422	2,384
Impairment loss from long-term investments	(129,350)	(8,056)	(30,007)	(5,215)	—
(Loss)/Gain from fair value change of long-term investments	(14,933)	(860)	19,025	(10,078)	10,613
Loss on deconsolidation of subsidiaries	(79,609)	—	—	—	—
Miscellaneous income/(expense), net	32,411	12,888	922	3,711	(2,579)

Provision for income taxes:
Current	(44,378)	(97,594)	(130,927)	(175,611)	(204,197)
Deferred	(91,934)	31,528	21,237	29,317	8,086

Provision for income taxes	(136,312)	(66,066)	(109,690)	(146,294)	(196,111)

Loss from equity method investments	(51,466)	(7,102)	(58,933)	(14,257)	(17,777)

Net (loss)/income	(1,220,276)	235,363	325,218	375,833	516,661

Less: Net (loss)/income attributable to non-controlling interests	(32,555)	58,022	15,627	4,117	41,489

Net (loss)/income attributable to New Oriental Education & Technology Group Inc.’s shareholders	(1,187,721)	177,341	309,591	371,716	475,172

-Basic	(0.70)	0.11	0.19	0.23	0.30

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2022	2023	2024	2025	2026
Selected Consolidated Statement of Operations Data:
-Diluted	(0.70)	0.10	0.18	0.23	0.30

Weighted average shares used in calculating basic net (loss)/income per common share	1,696,419,232	1,678,264,547	1,653,597,432	1,619,727,518	1,578,483,794
Weighted average shares used in calculating diluted net (loss)/income per common share	1,696,419,232	1,685,631,987	1,669,499,952	1,631,137,164	1,595,505,635

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
	2022	2023	2024	2025	2026
(in thousands of US$)
Cost of revenues	(131)	2,749	19,967	(1,261)	909
Selling and marketing	(2,437)	5,750	26,052	4,658	4,228
General and administrative	135,536	81,289	76,439	56,536	83,329

Total	132,968	89,788	122,458	59,933	88,466

(2)	Each ADS represents ten common shares.

The following table presents our selected consolidated balance sheet data as of May 31, 2022, 2023, 2024, 2025 and 2026:

	As of May 31,
(in thousands of US$)	2022	2023	2024	2025	2026
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,148,637	1,662,982	1,389,359	1,612,379	1,821,202
Total assets	6,034,666	6,392,458	7,531,673	7,805,499	8,792,020
Total current liabilities	1,710,114	2,250,978	3,000,855	3,289,814	3,889,685
Total liabilities	2,241,142	2,577,670	3,482,659	3,851,767	4,467,604
Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,705,506	3,604,348	3,775,934	3,661,873	3,986,323
Non-controlling interests	88,018	210,440	273,080	291,859	338,093
Total equity	3,793,524	3,814,788	4,049,014	3,953,732	4,324,416

Financial Information Related to the Consolidated Affiliated Entities

The following tables present the condensed consolidating schedule of financial position for the consolidated affiliated entities and other entities for the years and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended May 31, 2026
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Third-party net revenues	—	15,431	1,906	5,643,957	—	5,661,294
Inter-company revenues	—	5,891	481,057	3,901	(490,849)	—
Total operating cost and expenses	(65,680)	(26,211)	(283,398)	(5,135,577)	492,823	(5,018,043)
Income/(loss) from subsidiaries and VIEs	732,888	559,053	367,697	—	(1,659,638)	—
Other income, net	1,687	192,223	11,566	25,105	(143,283)	87,298
Income/(loss) before income taxes and loss from equity method investments	668,895	746,387	578,828	537,386	(1,800,947)	730,549
Provision for income taxes	—	(13,342)	(18,946)	(163,823)	—	(196,111)
Loss from equity method investments	(10,925)	(157)	(829)	(5,866)	—	(17,777)
Net income/(loss)	657,970	732,888	559,053	367,697	(1,800,947)	516,661

	For the Year Ended May 31, 2025
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Third-party net revenues	—	10,452	1,436	4,888,374	—	4,900,262
Inter-company revenues	—	6,945	401,706	4,409	(413,060)	—
Total operating cost and expenses	(30,772)	(29,190)	(274,334)	(4,552,916)	415,200	(4,472,012)
Income/(loss) from subsidiaries and VIEs	757,880	412,764	270,828	—	(1,441,472)	—
Other income, net	15,927	383,086	26,349	50,389	(367,617)	108,134
Income/(loss) before income taxes and loss from equity method investments	743,035	784,057	425,985	390,256	(1,806,949)	536,384
Provision for income taxes	—	(23,915)	(11,706)	(110,673)	—	(146,294)
Loss from equity method investments	(1,725)	(2,262)	(1,515)	(8,755)	—	(14,257)
Net income/(loss)	741,310	757,880	412,764	270,828	(1,806,949)	375,833

	For the Year Ended May 31, 2024
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Third-party net revenues	—	4,790	28,740	4,280,056	—	4,313,586
Inter-company revenues	—	7,792	349,233	1,270	(358,295)	—
Total operating cost and expenses	(101,276)	(13,460)	(264,345)	(3,944,745)	360,665	(3,963,161)
Income/(loss) from subsidiaries and VIEs	538,168	454,874	253,793	—	(1,246,835)	—
Other income, net	46,212	99,623	91,491	45,622	(139,532)	143,416
Income/(loss) before income taxes and loss from equity method investments	483,104	553,619	458,912	382,203	(1,383,997)	493,841
Provision for income taxes	—	(5,369)	(4,318)	(100,003)	—	(109,690)
(Loss)/income from equity method investments	(20,724)	(10,082)	280	(28,407)	—	(58,933)
Net income/(loss)	462,380	538,168	454,874	253,793	(1,383,997)	325,218

Selected Condensed Consolidated Balance Sheets Information

	As of May 31, 2026
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Assets
Cash and cash equivalents	94,897	180,202	555,163	990,940	—	1,821,202
Amount due from Group companies	16,473	298,449	290,087	1,510	(606,519)	—
Other current assets	18,487	664,135	532,108	2,796,398	(575)	4,010,553
Total current assets	129,857	1,142,786	1,377,358	3,788,848	(607,094)	5,831,755
Investment in subsidiaries and VIEs	304,140	298,209	—	—	(602,349)	—
Property and equipment, net	—	3,522	245,018	631,540	(12)	880,068
Other non-current assets	40,212	79,514	169,187	1,913,944	(122,660)	2,080,197
Total non-current assets	344,352	381,245	414,205	2,545,484	(725,021)	2,960,265
Total assets	474,209	1,524,031	1,791,563	6,334,332	(1,332,115)	8,792,020
Liabilities
Deferred revenue	—	6,383	1	2,236,590	(28)	2,242,946
Amount due to Group companies	122,288	318,546	1,403	170,585	(612,822)	—
Other current liabilities	94,823	23,916	74,382	1,459,281	(5,663)	1,646,739
Total current liabilities	217,111	348,845	75,786	3,866,456	(618,513)	3,889,685
Total liabilities	217,111	349,549	80,854	4,438,603	(618,513)	4,467,604
Total equity	257,098	1,174,482	1,710,709	1,895,729	(713,602)	4,324,416
Total liabilities and equity	474,209	1,524,031	1,791,563	6,334,332	(1,332,115)	8,792,020

	As of May 31, 2025
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Assets
Cash and cash equivalents	2,521	343,507	448,093	818,258	—	1,612,379
Amount due from Group companies	404,915	297,516	326,455	2,524	(1,031,410)	—
Other current assets	2,108	756,264	501,019	2,315,932	—	3,575,323
Total current assets	409,544	1,397,287	1,275,567	3,136,714	(1,031,410)	5,187,702
Investment in subsidiaries and VIEs	304,140	392,266	—	—	(696,406)	—
Property and equipment, net	—	2,571	236,949	527,838	(12)	767,346
Other non-current assets	55,492	69,511	140,925	1,699,807	(115,284)	1,850,451
Total non-current assets	359,632	464,348	377,874	2,227,645	(811,702)	2,617,797
Total assets	769,176	1,861,635	1,653,441	5,364,359	(1,843,112)	7,805,499
Liabilities
Deferred revenue	—	2,909	—	1,951,576	(21)	1,954,464
Amount due to Group companies	62,319	735,005	25,513	218,642	(1,041,479)	—
Other current liabilities	3,565	17,649	72,230	1,247,229	(5,323)	1,335,350
Total current liabilities	65,884	755,563	97,743	3,417,447	(1,046,823)	3,289,814
Total liabilities	80,287	755,781	101,569	3,960,953	(1,046,823)	3,851,767
Total equity	688,889	1,105,854	1,551,872	1,403,406	(796,289)	3,953,732
Total liabilities and equity	769,176	1,861,635	1,653,441	5,364,359	(1,843,112)	7,805,499

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended May 31, 2026
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash (used in)/provided by operating activities	(9,858)	183,222	276,159	711,326	(133,769)	1,027,080
Loan and fund pool to entities within the Group	(97)	—	(57,978)	—	58,075	—
Repayment of loan to entities within the Group	447,526	—	27,563	—	(475,089)	—
Other investing activities	(4,723)	89,543	(22,374)	(520,147)	—	(457,701)
Net cash provided by/(used in) investing activities	442,706	89,543	(52,789)	(520,147)	(417,014)	(457,701)
Net proceeds from loan and fund pool from entities within the Group	—	58,075	—	—	(58,075)	—
Repayment of loan to entities within the Group	—	(475,089)	—	—	475,089	—
Cash paid for dividends	(95,179)	—	(133,769)	(1,182)	133,769	(96,361)
Other financing activities	(245,293)	(19,056)	(13,834)	(5,609)	—	(283,792)
Net cash (used in)/provided by financing activities	(340,472)	(436,070)	(147,603)	(6,791)	550,783	(380,153)

	For the Year Ended May 31, 2025
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash provided by/(used in) operating activities	17,706	449,297	213,165	637,895	(421,471)	896,592
Loan and fund pool to entities within the Group	(352,439)	—	—	—	352,439	—
Repayment of loan to entities within the Group	128,356	27,563	—	—	(155,919)	—
Other investing activities	561,789	(478,085)	369,058	(546,190)	—	(93,428)
Net cash provided by/(used in) investing activities	337,706	(450,522)	369,058	(546,190)	196,520	(93,428)
Net proceeds from loan and fund pool from entities within the Group	—	352,439	—	—	(352,439)	—
Repayment of loan to entities within the Group	—	(128,356)	(27,563)	—	155,919	—
Cash paid for dividends	(98,197)	—	(421,471)	—	421,471	(98,197)
Other financing activities	(445,495)	(2,596)	(19,801)	(18,882)	—	(486,774)
Net cash (used in)/provided by financing activities	(543,692)	221,487	(468,835)	(18,882)	224,951	(584,971)

	For the Year Ended May 31, 2024
	New Oriental Education & Technology Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities	Consolidated Affiliated Entities	Eliminations	Consolidated Total
	US$ (In thousands)
Net cash (used in)/provided by operating activities	(4,488)	(6,177)	119,687	1,013,621	—	1,122,643
Loan and fund pool to entities within the Group	—	—	—	—	—	—
Repayment of loan to entities within the Group	1,500	—	—	—	(1,500)	—
Investment in entities within the Group	—	—	—	—	—	—
Other investing activities	106,435	(19,471)	(6,161)	(1,234,725)	—	(1,153,922)
Net cash provided by/(used in) investing activities	107,935	(19,471)	(6,161)	(1,234,725)	(1,500)	(1,153,922)
Net proceeds from loan and fund pool from entities within the Group	—	—	—	—	—	—
Repayment of loan to entities within the Group	—	(1,500)	—	—	1,500	—
Proceeds from group capital contribution	—	—	—	—	—	—
Other financing activities	(147,648)	3,931	—	(16,721)	—	(160,438)
Net cash (used in)/provided by financing activities	(147,648)	2,431	—	(16,721)	1,500	(160,438)

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

Risks Related to Our Business

•

The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The cessation of the K-9 Academic AST Services in compliance with regulatory developments has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities” on pages 20 and 21 for details.

•

If we fail to successfully execute our business strategies, our business and prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to successfully execute our business strategies, our business and prospects may be materially and adversely affected” on page 21 for details.

•

Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us” on pages 22 and 23 for details.

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

•

Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business depends on our “New Oriental” brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed” on pages 23 and 24 for details.

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. If the PRC government deems that the contractual arrangements with the VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages 40 to 43 for details.

•

We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations in China, which is not as effective in providing operational control as direct ownership” on page 43 for details.

•

Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our ability to enforce the equity pledge agreements between us and the shareholders of the variable interest entities may be subject to limitations based on PRC laws and regulations” on pages 43 and 44 for details.

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

•

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and common shares” on pages 49 and 50.

•

The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take” on page 53 for details.

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 59 for details.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on pages 59 and 60 for details.

Risks Related to Our ADSs and Common Shares

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Common Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange” on pages 60 and 61 for details.

•

The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Common Shares—The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and ADSs” on page 61 for details.

•

If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and ADSs securities could decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Common Shares—If securities or industry analysts publish negative reports about our business, the price and trading volume of our common shares and ADSs securities could decline” on page 62 for details.

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

In compliance with the Alleviating Burden Opinion and its implementation measures, we ceased offering K-9 Academic AST Services in China at the end of 2021. Such cessation had a substantial adverse impact on our financial performance for the fiscal year ended May 31, 2022. In light of regulatory developments in China, in addition to the cessation of our K-9 Academic AST Services, we have made changes to our existing business, including closing of some of our schools and learning centers and implementing staff optimization plan, while executing on new business strategies. The total number of schools and learning centers was 1,534 as of May 31, 2026, as compared to 1,669 as of May 31, 2021.

We have shifted, and will continue to, shift our focus towards educational products and services that are not related to K-9 Academic AST Services, such as test preparation courses, overseas study consulting services and educational materials and distribution, and explore other business opportunities by leveraging our brand recognition and educational resources accumulated over our operating history. For example, our new business initiatives include non-academic tutoring, intelligent learning systems and devices, study tours and research camps, educational materials and digitalized smart study solutions, as well as exam preparation courses designed to help students with junior college diplomas to obtain bachelor’s degrees. We may continue to operate in different geographic locations in China, which has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our continued nationwide operations will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. In addition, Koolearn.com, our online education platform, continues to expand its online educational offerings to adults and university students, and seeks business opportunities in new areas. In fiscal year 2022, East Buy (formerly known as Koolearn) established a private label products and livestreaming e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products through livestreaming activities. East Buy has made notable progress in its sale of private label products and livestreaming e-commerce business in fiscal years 2023 to 2026. We are also continuing to explore business opportunities in culture and tourism market. To manage and support changes in our business and our future growth strategy, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we enter into new areas. We cannot assure you that we will be able to effectively and efficiently manage our operations, recruit and retain qualified teachers, management personnel and other key personnel and integrate new businesses into our operations. Any failure to effectively and efficiently manage changes of our business may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Our teachers and staff are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification and staff who have strong professional capabilities. We also need to hire teachers and staff who are capable of delivering innovative and inspirational instruction or premium services. We must also provide continuous training to our teachers and staff so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards, and other key trends necessary to effectively teach their respective courses or provide their services. We may not be able to hire, train and retain enough qualified teachers or staff to keep pace with our anticipated development while maintaining consistent teaching quality across our education services or service quality across our other services. In addition, PRC laws and regulations require our teachers and staff to have requisite licenses if they teach, among others, academic subject such as Chinese, mathematics, English, physics, chemistry, biology, history, geography, and teachers are also required to have relevant qualifications if they teach non-academic subjects. However, we cannot assure you that our teachers can all apply for and obtain the teaching licenses and relevant qualifications in a timely manner or at all due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license or relevant qualifications, and the cancellation and delay of teacher license examinations and other qualifications examinations. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. Shortages of qualified teachers and/or staff or decreases in the quality of our instruction or service, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business.

Our historical financial and operating results are not indicative of our future performance; and our financial and operating results are difficult to forecast.

Historically, we have experienced fluctuations in our net revenues. Our net revenues increased from US$4,313.6 million in the fiscal year ended May 31, 2024 to US$4,900.3 million in the fiscal year ended May 31, 2025, and further increased to US$5,661.3 million in the fiscal year ended May 31, 2026. Any evaluation of our business and our prospects must be considered in light of the risks related to the change of regulatory policies on the after-school tutoring services market. In addition, our past results may not be indicative of future performance. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. In addition to the fluctuations described above, our revenues, expenses and operating results may vary from quarter to quarter and from year to year in response to a variety of other factors beyond our control, including:

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

Many factors may cause our gross and net margins to decline. The regulatory developments regarding Academic AST Institutions’ after-school tutoring business had caused a decline in our gross and net margin. Our operating margin turned positive for the fiscal year ended May 31, 2023 and continued to improve for the fiscal years ended May 31, 2024, 2025 and 2026. However, there is no assurance that we will be able to maintain or improve our operating margin in the future. In addition, new businesses may not have the same margins as we had in the past, and new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. It is possible that our margins could decline in the future due to these factors.

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

Fluctuations in the fair value of long-term investments and short-term investments, due to market conditions or other reasons, may have an adverse impact on our results of operations. For example, we recorded a gain from fair value change of long-term investments in the fiscal year ended May 31, 2024 of US$19.0 million, a loss from fair value change of long-term investments in the fiscal year ended May 31, 2025 of US$10.1 million, and a gain from fair value change of long-term investments in the fiscal year ended May 31, 2026 of US$10.6 million.

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

Historically, our core businesses have been English language training for adults and test preparation courses for college and graduate students. We have expanded our offerings through internal development and external investments. Some of these operations have not generated significant or any profit to date, and we have less experience responding quickly to changes, competing successfully and maintaining and expanding our brand in these areas without jeopardizing our brand in other areas. For instance, in fiscal year 2022, East Buy (formerly known as Koolearn) established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products through livestreaming activities. East Buy has made notable progress in its sale of private label products and livestreaming e-commerce business in fiscal years 2023 to 2026. We cannot assure you that the livestreaming events through East Buy will continue to be popular and generate increasing net income as we expect. Consequently, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent operations.

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

We rely on livestreamers to host livestreaming sessions. We may not be able to retain our existing livestreamers, which may adversely affect our livestreaming e-commerce business.

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

We are subject to the risk of decreases in our GMV if the popularity of any of our livestreamers is reduced, or we are unable to retain them. We cannot assure you that our livestreamers will be able to retain their popularity, or our livestreamers will be able to increase their popularity, or we are able to retain our existing livestreamers. Any failure to do so will materially and adversely affect our business, prospects, financial performance and results of operations.

We generate a significant portion of our revenues from certain cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our overall business and results of operations.

We derived a significant portion of our total net revenues for the fiscal year ended May 31, 2026 from our operations in Beijing, Hangzhou, Guangzhou and Nanjing, and we expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Although our management concluded, and our independent registered public accounting firm reported, that we maintained effective internal control over financial reporting as of May 31, 2026, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. On December 28, 2021, the Cyberspace Administration of China, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, which became effective on September 1, 2021, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion within their scope of authority in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. On October 28, 2025, the Standing Committee of the National People’s Congress adopted the Decision on Amending the PRC Cybersecurity Law, which took effect on January 1, 2026. The amended PRC Cybersecurity Law, among other things, aggravates legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As advised by our PRC legal counsel, Tian Yuan Law Firm, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs, are not required to go through a cybersecurity review by Cyberspace Administration of China for our previous issuance of securities to foreign investors.

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

On July 7, 2022, the Cyberspace Administration of China issued the Measures on Security Assessment of the Cross-border Transfer of Data, effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-border Data Flows, which provide that where the provisions of the Measures on Security Assessment of the Cross-border Transfer of Data conflict with the Provisions on Promoting and Regulating Cross-border Data Flows, the latter shall prevail. In addition, on October 14, 2025, the CAC and the State Administration for Market Regulation jointly promulgated the Measures for Certification of Cross-border Transfer of Personal Information, which was published on October 17, 2025 and became effective on January 1, 2026. The measures specify the applicable conditions for certification, particularly regarding the thresholds for outbound transfer volume and sensitive personal information scale. According to the foregoing provisions, based on self-evaluation and our communications with relevant government authorities, we believe that currently we are not required to apply for a security assessment for outbound data transfer. However, the interpretation and implementation of these measures and provisions in practice are subject to changes, and we cannot assure you that the competent government authorities will not take a contrary view to ours.

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

In addition, the AI related regulatory and legal framework is constantly evolving. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation joint promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation implement classification and grading management for algorithm recommendation service providers based on various criteria and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall file with the CAC within ten business days from the date of providing such services. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly promulgated the Administrative Provisions on Deep Synthesis in Internet-based Information Services, which took effect on January 10, 2023. These provisions require that deep synthesis service providers with public opinion attributes or social mobilization capabilities shall conform with filing requirements, modification procedures or cancelation of filing in accordance with Administrative Provisions on Internet Information Service Algorithm Recommendation. Where deep synthesis service providers develop new products, new applications and new functions with public opinion attributes or social mobilization capabilities, they shall conduct a security assessment in accordance with the relevant provisions. On July 10, 2023, the CAC and six other ministries jointly published the Interim Administrative Measures on Generative AI Service, which came into effect on August 15, 2023. Such measures require service providers offering generative AI services with public opinion attributes or social mobilization capabilities to conduct security assessments and comply with filing formalities, modification procedures and filing cancellation procedures with the CAC in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to AI” for details on regulations over AI in the PRC. We have submitted or are preparing for materials of the aforementioned filings and registers to the CAC and its counterparts for applicable AI products we offer from time to time. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, there remain uncertainties whether we will be able to comply with the requirements of such laws and regulations or complete additional registrations and filings in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or to comply with applicable laws and regulations, or if we have any dispute with any third party relating to intellectual property or data security, our reputation, business operation and financial condition may be materially and adversely affected.

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

Under PRC advertising, pricing, protection of rights and interests of consumers and anti-unfair competition laws and regulations, we are obligated to monitor our advertising and promotional content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. For example, education or training advertisement are prohibited from containing content such as guarantee of passing an examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Further, in accordance with regulatory requirements, no advertisements in connection with after-school tutoring services shall be published or broadcasted on the network platforms and billboards displayed on the mainstream media, new media, public space and residential areas. In addition, advertisements shall accurately describe the product information, including its function, composition, price, use, origin, quality and other information, and shall not deceive or mislead customers. PRC advertising laws and regulations also impose prohibitions and restrictions on advertisements. For instance, superlative wording, such as “the best,” “the most” are prohibited from use in advertisements. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Advertising and Promotion.”

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

As East Buy sells food and other products under the brand name East Buy (东方甄选), food safety and product quality are critical to East Buy’s reputation and business success. The PRC Food Safety Law and PRC Product Quality Law along with related regulations provide for a series of obligations and restrictions on food and other product distributers. Although East Buy implements quality control standards and measures throughout its entire operating processes, there is no assurance that East Buy’s quality control systems will prove to be effective at all times, or that it can identify any defects in our quality control systems in a timely manner. East Buy also conducts livestreaming events on Douyin, a short-video platform that is popular in China, as well as other sales channels, including its own App, and sells products online, and therefore needs to comply with online livestreaming and online sales related regulations. For instance, according to the Online Livestreaming Service Administrative Measures, it is prohibited to publish information that endanger national security or infringe third-party rights. In addition, the Trial Administrative Measures for Online Livestreaming Sales and Marketing issued on April 23, 2021 and effective from May 25, 2021 stipulate that, among others, online livestreaming channel operators have the obligation to ensure the information provided are genuine and complies with laws, and such online livestreaming channel operators shall also check and record information regarding the products and suppliers. The State Administration for Market Regulation and the Cyberspace Administration of China jointly promulgated the Measures for the Supervision and Administration of Live Streaming E-commerce on December 18, 2025, which took effect on February 1, 2026. In addition, the State Administration for Market Regulation promulgated the Provisions on the Supervision and Administration of the Implementation of Food Safety Main Responsibilities by Live Streaming E-commerce Operators on December 28, 2025, which took effect on March 20, 2026. These measures strengthened live-streaming platforms’ responsibilities and specified liabilities and penalties for non-compliance.

The e-commerce industry, and online retail in particular, is highly regulated by the PRC government. For example, the Pricing Law of the PRC prohibits a business operator from committing the specified unlawful pricing activities, such as dumping products at price below cost for the purpose of driving out rivals or monopolizing the market, using false or misleading prices to deceive consumers to transact, colluding with others to manipulate the market price, or conducting price discrimination against other business operators. In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. In addition, on March 15, 2021, the State Administration for Market Regulation promulgated Online Trading Supervision and Management Measures, which took effect from May 1, 2021 and became an important departmental regulation for the implementation of the E-commerce Law. On December 18, 2025, the State Administration for Market Regulation and the Cyberspace Administration of China jointly promulgated the Measures for the Supervision and Management of Online Trading Platform Rules, which became effective on February 1, 2026, which regulate the formulation, modification, and implementation of rules by online trading platform operators. We have adopted a series of measures to comply with such requirements under the E-Commerce Law and related regulations. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law and related regulations in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. As a result, we are subject to risks regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses. We are required to obtain various licenses, permits and filings from different regulatory authorities in order to distribute certain categories of products, for example, we have obtained Licenses or Filings for Food Operation and Permits for Operating Publications. If we are unable to maintain and renew one or more of our licenses, certificates, permits and filings when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. If the PRC government requires additional licenses, permits or filings or provides stricter supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses, permits or filings or meet all the supervision requirements in a timely manner, or at all.

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

East Buy has benefited from our collaborations with certain sales channels. Leveraging our relationship with such sales channels, East Buy’s content capability, branding, innovative capacity and product supply chain capability have attracted a large number of high-quality customers for the private label products and livestreaming e-commerce ecosystem. For examples, the GMV generated from Douyin represented a majority of East Buy’s total GMV for the fiscal years ended May 31, 2024, 2025 and 2026, and the trend may continue in the foreseeable future. We cannot assure you that we will continue to maintain our cooperative relationships with these sales channels and their respective affiliates in the future. We may not be able to successfully extend or renew our business cooperation with these sales channels on commercially reasonable terms or at all and may therefore be prohibited or restricted to conduct relevant business. This could materially disrupt our operations of East Buy and result in significant alternative expenses, which could adversely affect our reputation, business, financial condition and results of operations.

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

We are a Cayman Islands exempted company with no equity ownership in the VIEs. We conduct substantially all of our business in China through a series of contractual arrangements with New Oriental China and its schools and subsidiaries and New Oriental China’s shareholder. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries; (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion. We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder.”

In addition, foreign ownership in entities provided value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. Moreover, foreign ownership in entities providing production and operation of radio and television programs services is prohibited under the current PRC laws and regulations. To ensure compliance with the PRC laws and regulations, our online livestreaming business are operated by our majority-owned subsidiary, East Buy Holding Limited, or East Buy, through a series of contractual arrangements with Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Beijing Xuncheng, and its subsidiaries and then shareholders. These contractual arrangements enable East Buy to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Xuncheng and its subsidiaries; (2) receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiaries in consideration for the services provided by East Buy’s wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion. We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.” Investors in our common shares or the ADSs thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations and our shares may decline in value or if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

The Preschool Opinions also provide that private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are prohibited from investing in for-profit kindergartens using funds from the capital market and acquiring for-profit kindergarten assets with stock or cash consideration. As advised by our PRC legal counsel, Tian Yuan Law Firm, the prohibition of private kindergartens from listing as public companies shall not have retrospective effect on private kindergartens that are already operated by a listed company prior to the promulgation of the Preschool Opinions, and as we have been a public company since 2006, our kindergartens do not fall within “listing as public companies by themselves or through packaging with other assets.” After the promulgation of the Preschool Opinions, we did not make any investment in for-profit kindergartens using funds from the capital market or acquire any for-profit kindergartens assets with stock or cash consideration in order to comply with the Preschool Opinions. The contribution of kindergartens has been immaterial to our business; we derived less than 1% of our total net revenues from our kindergartens for each of the fiscal years ended May 31, 2024, 2025 and 2026. Based on the foregoing, our PRC legal counsel is of the view that the restrictions of the Preschool Opinions on the investment in or acquisition of for-profit kindergartens would not materially and negatively impact our business and operations.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC or through the PRC courts. Our contractual agreements have not been tested in a court of law. As a result, it is difficult to predict the outcome of legal proceedings regarding enforcement of these contractual agreements. In the fiscal years ended May 31, 2024, 2025 and 2026, the consolidated affiliated entities contributed in aggregate 99.2%, 99.8% and 99.7%, respectively, of our total net revenues. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the consolidated affiliated entities, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the consolidated affiliated entities into our consolidated financial statements in accordance with U.S. GAAP.

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

New Oriental China is the sole shareholder of Beijing Xuncheng as of May 31, 2026. New Oriental China is wholly owned by Century Friendship, a PRC domestic company which is controlled by Mr. Michael Minhong Yu, our founder and executive chairman. The interests of Mr. Yu as the controlling shareholder of the entity which owns New Oriental China may differ from the interests of our company as a whole, since Mr. Yu is only one of the beneficial owners of our company, holding 12.9% of our total common shares outstanding as of September 11, 2026. We cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Yu may breach or cause New Oriental China and its schools and subsidiaries to breach or cause Beijing Xuncheng and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of New Oriental China, on the one hand, and as a beneficial owner and director of our company, on the other hand; provided that we could, at all times, exercise our option under the option agreement with Century Friendship to cause it to transfer all of its equity ownership in New Oriental China to a PRC entity or individual designated by us, and this new shareholder of New Oriental China could then appoint a new director of New Oriental China to replace Mr. Yu. In addition, if such conflicts of interest arise, Beijing Pioneer could also, in the capacity of Century Friendship’s attorney-in-fact as provided under the proxy agreement and power of attorney, directly appoint a new director of New Oriental China to replace Mr. Yu. We rely on Century Friendship and Mr. Yu to comply with the laws of China, which protect contracts, including the contractual arrangements New Oriental China and its schools and subsidiaries and its shareholder have entered into with us, which provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Mr. Yu to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Century Friendship and Mr. Yu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Under PRC laws and regulations, training schools are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Alleviating Burden Opinion and the State Council Circular 80, institutions providing after-school tutoring services on academic subjects shall obtain the private school operation permit. The State Council Circular 80 and the Amended Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local governmental authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, sports, among others, to obtain private school operation permit. Due to the complex and evolving regulatory environment of the after-school tutoring industry, we cannot assure you that we have obtained and maintained all requisite private school operation permits and filings for all of our tutoring institutions and learning centers, or the scope of private school operation permits and filings we are holding are sufficient for our tutoring activities. We are in the process of applying or renewing the private school operation permits for some of our tutoring institutions. However, there is also no assurance that we will be able to update or renew the existing permits and filings on a timely basis, or at all. We may be subject to fines, confiscation of the gains derived from our noncompliant operations, or suspension of our operations, for any non-compliance incidents occurred from time to time, which may materially and adversely affect our business and results of operations. Furthermore, the Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, however, it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining operation permits, regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures. In addition, our e-commerce business is operated by our majority-owned subsidiary, East Buy, and we are required to obtain a number of licenses, permits and approvals in order to provide such services. For example, we have obtained ICP license, Licenses or Filings for Food Operation, Permit for Operating Publications and Commercial Performance Permit.

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

SAFE issued a notice in July 2014 requiring PRC domestic residents, including both PRC domestic institutions and PRC domestic individual residents, to register with the local SAFE branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, before establishing or controlling any company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment, financing or conducting roundtrip investment. Such a company located outside of China is referred to in the notice as an “offshore special purpose company.” The failure of our current and future PRC resident beneficial owners to timely file or amend their SAFE registrations, if required, may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends or repay loans in foreign exchange to our company or otherwise adversely affect our business. The NDRC issued the Administrative Measures for Outbound Investment by Enterprises, or NDRC Circular 11, on December 26, 2017, which took effect on March 1, 2018, pursuant to which the verification, approval, record-filing and reporting requirements therein shall apply to outbound investments via the overseas enterprises controlled by PRC domestic institutions, either directly or through the overseas enterprises under their control, and apply by reference to outbound investments conducted via the overseas enterprises controlled by PRC domestic individual residents. The State Council further issued the Regulations on Outbound Investment, effective from July 1, 2026. Such Regulations, among other things, explicitly incorporate outbound investments conducted by domestic enterprises, other organizations, and individuals into regulatory purview, while align and coordinate with existing rules governing export control and cross-border data transfers. Failure to comply with such requirements may subject relevant PRC domestic residents and enterprises to fines, administrative measures, liability and legal sanctions.

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

In addition, we are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance and housing funds, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. We have required all of our PRC operating entities to participate in employee benefit plans and make employee benefit payments for our employees pursuant to applicable laws and regulations. As of the date of this annual report, we have not received any formal notification of non-compliance from any local government regarding employee benefit payments, nor have we been sanctioned for such matters. However, we cannot assure you that we will be able to make adequate employee benefit payments for every employee in a timely manner. If we fail to make adequate employee benefit payments, we may be subject to fines, late fees and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On October 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended May 31, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended May 31, 2026.

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

The market prices of our ADSs and common shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the low and high closing prices of our ADSs on NYSE from June 1, 2025 to September 11, 2026 were US$44.11 and US$63.51, respectively. Likewise, the low and high closing prices on the Hong Kong Stock Exchange from June 1, 2025 to September 11, 2026 were HK$34.35 and HK$50.85, respectively. The market price of our ADSs and our common shares is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

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

We believe that we were a “passive foreign investment company” for United States federal income tax purposes for the taxable year ended May 31, 2026, which could result in significant adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended May 31, 2026, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Since the listing of our common shares on the Hong Kong Stock Exchange, we have maintained a certain level of liquidity in the trading of our common shares on the Hong Kong Stock Exchange. However, we cannot assure you that this level of liquidity will be sustained. The trading price or liquidity for our ADSs on the NYSE might not be indicative of those of our common shares on the Hong Kong Stock Exchange. If an active trading market of our common shares on the Hong Kong Stock Exchange is not sustained, the market price and liquidity of our common shares could be materially and adversely affected.

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

Our principal executive offices are located at No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +(8610) 6090-8000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. We have branch offices in 69 cities in China.

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

Educational Services

Our Network

We deliver our comprehensive educational programs, services and products to students across China through our nationwide physical network of schools, learning centers and bookstores, as well as our pure-play online learning platforms. As of May 31, 2026, we had a physical network of 75 schools and 1,459 learning centers in 69 cities and approximately 44,200 teachers. We deliver online courses through our online learning platforms, including Koolearn.com, our comprehensive online education platform. Powered by our OMO system, we have combined our offline network with online technologies and adopted different business models tailored to students in different locations to facilitate our operational efficiency. For example, for students in most cities, we primarily deliver courses in offline classroom settings, supported with interactive online learning components. For students in lower-tier cities, we broadcast courses delivered by well-known teachers from top-tier cities through our OMO system, and the local assistant lecturers monitor and provide in-person guidance and interactions with students onsite.

We distribute and sell books and other educational materials developed or licensed by us through our distribution channels, which consist of bookstores operated by us and third-party distributors. As of May 31, 2026, we had eight bookstores operated by us, and 350 third-party distributors, who provided us with access to a nationwide network of online and offline bookstores. In addition, we have an extensive network of students and alumni, who we believe have been essential in helping us promote our brand and our programs, services and products by word-of-mouth referrals.

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

We ceased our K-9 Academic AST Services at the end of 2021 and closed certain schools and learning centers in connection with the cessation of our K-9 Academic AST Services. The following table sets forth information about the locations of our schools, learning centers and bookstores as of May 31, 2026.

Location	Schools	Learning Centers	Bookstores	Location	Schools	Learning Centers	Bookstores
Beijing	5	57	1	Zhenjiang	1	10	—
Shanghai	1	56	1	Luoyang	1	15	—
Guangzhou	1	68	1	Nantong	1	14	—
Wuhan	1	56	—	Hohhot	1	10	—
Yangzhou	1	11	—	Jilin	1	—	—
Tianjin	1	34	—	Guiyang	1	11	—
Xi’ an	1	52	1	Tangshan	1	7	—
Nanjing	1	85	—	Urumqi	1	4	—
Shenyang	1	23	—	Shiyan	1	—	—
Chongqing	1	46	1	Quanzhou	1	14	—
Chengdu	1	64	—	Wenzhou	1	8	—
Shenzhen	1	42	—	Weifang	1	6	—
Xiangyang	1	13	—	Zhuhai	1	10	—
Taiyuan	1	39	—	Baoding	1	4	—
Haerbin	1	12	1	Yantai	1	6	—
Changsha	1	43	—	Kaifeng	1	9	—
Jinan	1	60	—	Shaoxing	1	7	—
Zhengzhou	1	40	—	Huzhou	1	1	—
Hangzhou	1	75	—	Hong Kong	1	1	—
Changchun	1	26	1	Yancheng	1	11	—
Shijiazhuang	1	16	—	Jiaozuo	1	3	—
Suzhou	2	38	—	Dongguan	1	8	—
Hefei	1	55	—	Haikou	1	5	—
Kunming	1	13	—	Mianyang	1	3	—
Wuxi	1	30	—	Changshu	1	3	—
Foshan	1	14	—	Jinzhong	1	—	—
Fuzhou	1	34	—	Weihai	1	—	—
Nanchang	1	26	—	Xuchang	1	4	—
Dalian	1	16	—	Changzhou	1	6	—
Lanzhou	1	12	1	Huaian	1	16	—
Ningbo	1	9	—	Taizhou	1	11	—
Xiamen	1	29	—	Wuhu	1	1	—
Qingdao	2	30	—	Kunshan	1	3	—
Nanning	1	13	—	Ganzhou	1	—	—

Xuzhou	1	11	—	TOTAL	75	1,459	8

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

Following the acquisition of the East Buy’s online education business, which primarily consists of online test preparation courses, the following operating metrics are presented to include the test preparation courses offered through Koolearn.com. In our fiscal year ended May 31, 2026, we had approximately 1,173,000 student enrollments in our test preparation courses. Approximately 601,000 of our student enrollments in our fiscal year ended May 31, 2026 were in overseas test preparation courses and the other 572,000 were in PRC test preparation courses. Our test preparation courses generally range from 6 to 200 students per class. We also have students from our test preparation courses that take our small class, in particular 1-on-1, tutoring courses. Our students typically enroll in a 12 to 400 hour program with classes meeting one to eight times per week for approximately 1 to 3 hours per class. We also offer intensive and condensed versions of our courses, which are compacted into shorter time periods. Course fees for our test preparation courses range from approximately RMB1,000 to RMB49,800 per course, as overseas test preparation courses generally have higher course fees.

Non-Academic Tutoring

We started to expand our non-academic tutoring courses in 2021, which focus on cultivating students’ innovative and comprehensive abilities. Our courses have been well-received by students since launch and we have rolled out non-academic tutoring courses in around 60 cities in China. In our fiscal year ended May 31, 2026, we had approximately 3,117,000 student enrollments in our non-academic tutoring courses.

Intelligent Learning Systems and Devices

We launched our intelligent learning systems and devices in 2021, which are designed to provide a tailored digital learning experience for students. Leveraging our advanced data and technology capabilities with our abundant teaching experience, together with our teachers that monitor and assess the learning curve of each student from our backend system, we provide customized and personalized learning materials and exercises for students. This innovative educational service not only improves students’ learning efficiency, but also cultivates students’ proactive learning habits. Our intelligent learning systems and devices have been tested and adopted in around 60 cities in China, and we had 598,000 active paid users in the fiscal year ended May 31, 2026. Active paid users are users who visit and logged in our intelligent learning system and devices at least once and also make payments for our products and services at least once in a given period, after eliminating duplicates.

Overseas Study Consulting Services

Our consultants help students through the application and admission process for overseas educational institutions and provide useful college, graduate and career counseling advice to help students make informed decisions. We also counsel and assist students with the immigration process for overseas studies, such as obtaining visas and arranging housing.

Educational Materials and Distribution

We develop and edit educational materials for language training and test preparation and distribute these materials through various distribution channels, consisting of our bookstores as well as third-party distributors. In our fiscal year ended May 31, 2026, we developed and edited approximately 234 titles and distributed approximately 13.3 million books authored or licensed by us in China. Most of the materials distributed by us are education-related and include the materials that we use in our courses and titles that we market for use in different education areas.

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

Private Label Products and Livestreaming E-commerce Business through East Buy

Leveraging the technology developed for our original live-broadcast classrooms and with our existing team of talents, East Buy established an e-commerce platform under the brand name East Buy (东方甄选) for the sale of agricultural and other products in fiscal year 2022. In December 2021, East Buy began to pilot livestreaming events on certain short-video platforms, such as Douyin. We have a team of livestreamers and have developed an array of livestreaming channels, such as East Buy (东方甄选), East Buy Private Label (东方甄选自营产品), and East Buy Beautiful Life (东方甄选美丽生活), focusing on different product categories. Through East Buy, we provide a wide selection of high quality agricultural and other products through our supply chain management system and diversified cooperation with different third parties.

Upholding a multi-channel strategy to reach a wider consumer base, we have launched our livestreaming channels on Taobao, Wechat Mini Program and our own APP. While continuing enriching the products and services through livestreaming channels, we also opened online shops on different platforms, such as Tmall, JD.com, Pinduoduo, REDnote. We launched our brand new East Buy App in early July 2023, where the consumers can purchase products both from livestreaming sessions as well as from the marketplace on the App. We have established and will continue to promote our membership system on our own App. Members can enjoy membership discounts or coupons during the membership period and earn loyalty points that can be used to offset cash payments. Our total GMV from all sales channels, including Douyin, Taobao and East Buy App, among others, amounted to RMB8.7 billion and RMB10.2 billion for fiscal year 2025 and 2026, respectively.

In addition to the products sourced from third parties, we also provide a variety of private label products under the East Buy brand, including fresh food, snacks, healthcare products, paper towels and wet wipes, personal care and household cleaning, home textiles, as well as apparel and underwear. Since the launch of our first private label product in April 2022, East Buy has developed and launched a total of 1009 SPUs in private label products as of May 31, 2026. We have upgraded our delivery system to improve our supply chain management.

We have continued to host provincial livestreaming events nationwide with strong support from local cultural and tourism authorities. We have also incorporated history, culture, geography and folklore into our livestreaming sessions to introduce and promote certain historical sites and monuments, tourist attractions and also local specialty products to our audience.

Our Teachers

We have a team of passionate and high quality teachers that are essential to our success. We have established well-developed methods for hiring, training and retaining qualified teachers, which include a rigorous recruiting process, periodic training in teaching methods and skills, school culture and philosophy, as well as a competitive base salary coupled with performance-based bonuses. We believe that our competitive and incentivizing remuneration package, career advancement opportunities, and systematic teacher training programs allow us to recruit, train and retain top quality teachers in the industry. As of May 31, 2026, we employed approximately 44,200 teachers, many of whom are from top universities in China or have studied overseas. Our teachers consist primarily of full-time teachers, with the remainder being contract teachers. The number of contract teachers we employ may be subject to seasonal fluctuations as we tend to have more student enrollments in our test preparation courses during summer school holidays.

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

Our Proprietary Teaching Content and Methodologies

We emphasize the quality of our teaching content which is crucial to the effectiveness of our teaching methodologies. We had approximately 2,600 personnel involved in our content development as of May 31, 2026. Our proprietary seven-step teaching method ensures that we standardize and maintain consistent teaching quality across our educational services. We develop our proprietary educational materials for our language training and test preparation courses, and leverage our big data algorithms and massive student data base to tailor course materials based on student learning behavior and performance. We continually update our educational materials and expand our course offerings to ensure we stay abreast of the latest education trends. In addition, we distinguish ourselves from our competitors by publishing our in-house developed educational materials via partnerships with international education content providers, which enables us to increase market share in the competitive private education industry.

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

In addition, the Alleviating Burden Opinion also requires that local government authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local government authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, sports, among others, to obtain private school operation permits.

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

Regulations on APPs

The Opinion on Guiding and Regulating the Healthy Development of Online Education Applications, issued by the Chinese Ministry of Education and seven other authorities on August 10, 2019, restates certain requirements that apply to online education application providers, as stated above, and further provides that: (1) online after-school tutoring institutions shall examine the teaching qualifications, education background and capability of their foreign teachers; (2) online education applications providers shall file information about themselves as well as their apps with education administration authorities at provincial level, and the Chinese Ministry of Education will promulgate detailed filing rules to guide such filing and make such filing results publicly available on official website; (3) online education applications providers whose apps mainly face juveniles shall limit the length of using time, specify age group of target users and strictly review the content of the apps, and the collection of personal information of juveniles shall be permitted by the custodian of such juveniles; (4) online education application providers shall build up data security systems covering the collection, storage, transfer, using and other respects of personal information, and shall set up a name verification system; (5) education authorities at provincial level shall set up negative lists of the online education apps. In November 2019, the Chinese Ministry of Education issued implementation rules with respect to the filings of online education apps. Following the issuance of the opinions on education apps, we submitted filings for our education apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the Chinese Ministry of Education require all education apps that have submitted filings to re-submit their filings to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion. As of the date of this annual report, we have already completed filings or otherwise re-submitted filings for our education apps. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the licenses and approvals required for online business in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

Regulations Related to Privacy, Data Protection and Cybersecurity

Pursuant to the PRC Cybersecurity Law issued by the Standing Committee of the National People’s Congress on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On October 28, 2025, the Standing Committee of the National People’s Congress adopted the Decision on Amending the PRC Cybersecurity Law, which took effect on January 1, 2026. The amended PRC Cybersecurity Law, among other things, aggravates legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations.

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

On October 16, 2023, the State Council promulgated the Regulation on the Cyber Protection of Minors, which took effect as of January 1, 2024. This regulation further improves the regulatory requirements relating to minor’s cyber protection on the basis of the Personal Information Protection Law, pursuant to which (i) network service providers shall prompt and take necessary protective measures once locating minors’ personal information or minors’ personal information is released through the Internet involving private information; (ii) the personnel handling personal information processors shall be approved by the relevant responsible person or his/her authorized management personnel before accessing minors’ personal information, document the instance of access, and implement technical measures to prevent any illegal processing of the personal information of minors; and (iii) the guardians of minors can request to exercise the right to inspect, copy, correct, supplement or delete the personal information of minors. Moreover, this regulation requires network product and service providers to establish and improve obsession prevention systems, reasonably restrict minors’ online consumption behavior, and prevent and counteract undesirable value tendencies.

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

Our subsidiaries that engage in travel agency businesses, for example, Beijing New Oriental Walkite International Education & Travel Co., Ltd, have obtained the Travel Agency Operation Permit.

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

Regulations Relating to Food Safety

According to the Administrative Measures for Food Operation License and Filings, entities or individuals involved in food operation and catering service in the PRC shall obtain the food operation license, and for those who only sell pre-packaged food, they shall file with the local market supervision and administration department at or above the county level where they are located. Applications of food operation license shall be filed according to such food operator’s operating types. Food business operators who have already obtained a food operation license and add the sale of pre-packaged food are not required to make a separate filing.

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

The State Administration for Market Regulation and the Cyberspace Administration of China jointly promulgated the Measures for the Supervision and Administration of Live Streaming E-commerce on December 18, 2025, which took effect on February 1, 2026. In addition, the State Administration for Market Regulation promulgated the Provisions on the Supervision and Administration of the Implementation of Food Safety Main Responsibilities by Live Streaming E-commerce Operators on December 28, 2025, which took effect on March 20, 2026. These measures strengthened the live-streaming platforms’ responsibilities and specified liabilities and penalties for non-compliances.

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

Trademark. The PRC Trademark Law protects the proprietary rights to registered trademarks. The Trademark Office handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have registered certain trademarks and logos with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case. In July 2014, the State Administration for Market Regulation released Provisions on the Recognition and Protection of Well-Known Trademarks. According to these provisions, well-known trademarks shall be recognized on a case-by-case basis, and be subject to the principle of passive protection. Our trademarks “ ,” “ ,” and “ ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China.

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

PRC Value-Added Tax. Pursuant to the PRC Value-Added Tax Law promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and effective on January 1, 2026, which repealed the Provisional Regulations on PRC Value-Added Tax, and its implementation regulations promulgated by the State Council on December 25, 2025, unless otherwise specified by laws and regulations, any entity or individual engaged in the sales of goods, services, intangible assets, real estate and importation of goods within mainland China is generally required to pay a value-added tax, for revenues generated from sales of products, while qualified input value-added tax paid on taxable purchase can be offset against such output value-added tax.

Administrative Measures for Outbound Investment by Enterprises

Administrative Measures for Outbound Investment by Enterprises, or Circular 11, is promulgated by NDRC, on December 26, 2017 and became effective on March 1, 2018. According to Circular 11, to make Outbound Investment, the investor shall go through verification and approval, record-filing and other procedures applicable to outbound investment projects, report relevant information, and cooperate with supervision and inspection. Outbound investments for purpose of Circular 11 are the investment activities whereby an enterprise within PRC, directly or via overseas enterprises under its control, acquires ownership, controlling power, rights of operation and management and other relevant rights and interests overseas by making asset or equity investment, providing financing or guarantee, etc., and the aforementioned investment activities shall include but not limited to (1) acquiring land ownership, land-use rights and other rights and interests overseas; (2) acquiring concession rights to explore or exploit natural resources and other rights and interests overseas; (3) acquiring ownership, rights of operation and management and other rights and interests of infrastructure overseas; (4) acquiring ownership, rights of operation and management and other rights and interests of enterprises or assets overseas; (5) constructing new fixed assets overseas, or renovating or expanding existing fixed assets overseas; (6) establishing a new enterprise overseas or increasing investment in an existing enterprise overseas; (7) setting up a new overseas equity investment fund or purchasing units in an existing overseas equity investment fund; and (8) controlling enterprises or assets overseas by agreements or trusts. PRC domestic individual residents who invest overseas via overseas enterprises or enterprises in Hong Kong, Macao and Taiwan regions which are under their control shall also be subject to this Circular 11 by reference.

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

Further according to Circular 11, the non-sensitive projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment by companies established for financing and investing, such as fund institutions, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of such project. The non-sensitive projects carried out by the overseas enterprise controlled by PRC residents with the investment amount over US$300 million shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive projects.

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

The State Council further issued the Regulations on Outbound Investment, effective from July 1, 2026. Such Regulations, among other things, explicitly incorporate outbound investments conducted by domestic enterprises, other organizations, and individuals into regulatory purview, while align and coordinate with existing rules governing export control and cross-border data transfers. Failure to comply with such requirements may subject relevant PRC domestic residents and enterprises to fines, administrative measures, liability and legal sanctions.

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

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of May 31, 2026:

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

PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. As a result, we conduct substantially all of our business in China through contractual arrangements between our wholly-owned subsidiaries in China, and the VIEs and their shareholders. In the fiscal years ended May 31, 2024, 2025 and 2026, the consolidated affiliated entities contributed in aggregate 99.2%, 99.8% and 99.7% of our total net revenues, respectively.

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

We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes.

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

Exclusive Option Agreement. Exclusive option agreements were entered into by us and New Oriental China and the shareholders of New Oriental China on various dates, and amended on May 25, 2006. After the ten former shareholders of New Oriental China completed the transfer of all of their equity interests in New Oriental China to Century Friendship in early 2012, Century Friendship, as the sole shareholder of New Oriental China, executed a new option agreement with Shanghai Smart Words, one of our wholly-owned subsidiaries in China, and New Oriental China on April 23, 2012, replacing previous exclusive option agreements. On February 16, 2017, Beijing Decision entered into a new option agreement with Century Friendship and New Oriental China, replacing the previous option agreement dated April 23, 2012. Pursuant to the current option agreement, Century Friendship is obligated to sell to Beijing Decision, and Beijing Decision has an exclusive, irrevocable and unconditional right to purchase from Century Friendship, in its sole discretion, part or all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China. In addition, Beijing Decision has an exclusive option to require Century Friendship to transfer all or part of Century Friendship’s equity interest in New Oriental China to another PRC person or entity designated by Beijing Decision at any time in its discretion. The purchase price to be paid by Beijing Decision will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

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

Under the master exclusive service agreement, Beijing Pioneer has the exclusive right to provide or designate any entities affiliated with it to provide New Oriental China and its schools and subsidiaries the technical and business support services set forth in schedule 2 of the agreement, including new enrollment system development service, sale of educational software and other operating services. Each service provider has the right to determine the fees associated with the services it provides based on factors such as the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Beijing Pioneer may terminate the agreement at any time with a 30-day prior written notice to New Oriental China, whereas none of New Oriental China and its schools and subsidiaries can terminate this agreement. In the fiscal years ended May 31, 2024, 2025 and 2026, the total amount of service fees that our PRC subsidiaries received from New Oriental China and its schools and subsidiaries under all the service agreements was US$298.3 million, US$353.3 million and US$497.9 million, respectively. In accordance with the Amended Implementation Rules, the master exclusive service agreement was further amended and effective from September 1, 2021, to exclude Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School from such agreement.

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

We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes.

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

Selected Statements of Operations Items

Net Revenues. In the fiscal years ended May 31, 2024, 2025 and 2026, we generated total net revenues of US$4,313.6 million, US$4,900.3 million and US$5,661.3 million, respectively.

We currently derive revenues from the following sources:

•	net service revenues, which accounted for 81.2%, 88.4% and 86.4% of our total net revenues in the fiscal years ended May 31, 2024, 2025 and 2026, respectively; and

•	net product revenues, which accounted for 18.8%, 11.6% and 13.6% of our total net revenues in the fiscal years ended May 31, 2024, 2025 and 2026, respectively.

Net Service Revenues. Our net service revenues consist of revenues from educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services and other services. Revenues from educational services and test preparation courses accounted for 63.0%, 70.5% and 70.8%, respectively, of our total net revenues in the fiscal years ended May 31, 2024, 2025 and 2026.

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

For the year ended May 31, 2026, US$4,006.8 million, US$122.0 million, US$511.3 million and US$252.9 million of service revenues were derived from educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services and other services, respectively. For the year ended May 31, 2025, US$3,456.2 million, US$119.1 million, US$516.4 million and US$242.4 million of service revenues were derived from educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services and other services, respectively. For the year ended May 31, 2024, US$2,716.2 million, US$190.9 million, US$439.7 million and US$154.2 million of service revenues were derived from educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services and other services, respectively.

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

For the year ended May 31, 2026, US$684.9 million and US$83.4 million of product revenues were derived from private label products, and sales of books or other educational materials, respectively. For the year ended May 31, 2025, US$481.2 million and US$85.0 million of product revenues were derived from private label products, and sales of books or other educational materials, respectively. For the year ended May 31, 2024, US$709.8 million and US$102.8 million of product revenues were derived from private label products, and sales of books or other educational materials, respectively.

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating cost and expenses as a percentage of total net revenues for the periods indicated.

	For the Years Ended May 31,
	2024		2025		2026
(in thousands, except percentages)	US$	%	US$	%	US$	%
Net revenues	4,313,586	100.0	4,900,262	100.0	5,661,294	100.0
Operating cost and expenses:
Cost of revenues	(2,050,960)	(47.5)	(2,183,291)	(44.6)	(2,568,167)	(45.3)
Selling and marketing	(660,586)	(15.3)	(783,959)	(16.0)	(855,864)	(15.1)
General and administrative	(1,251,615)	(29.0)	(1,444,463)	(29.5)	(1,594,012)	(28.2)
Impairment of goodwill	—	—	(60,299)	(1.2)	—	—
Total operating cost and expenses	(3,963,161)	(91.8)	(4,472,012)	(91.3)	(5,018,043)	(88.6)

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

	For the Years Ended May 31,
	2024		2025		2026
(in thousands, except percentages)	US$	%	US$	%	US$	%
Allocation of Share-based Compensation Expense:
Cost of revenues	19,967	16.3	(1,261)	(2.1)	909	1.0
Selling and marketing	26,052	21.3	4,658	7.8	4,228	4.8
General and administrative	76,439	62.4	56,536	94.3	83,329	94.2

Total	122,458	100.0	59,933	100.0	88,466	100.0

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

In addition, under the current regulatory regime, whether our schools are entitled to any preferential income tax treatment remains unclear, and practice varies across different cities in China. Pursuant to the Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. The Amended Private Education Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, except that private schools in compulsory education area can only be registered as non-profit private schools, and after-school tutoring institutions providing tutoring services on academic subjects can only be registered as non-profit private schools under the Alleviating Burden Opinion. Pursuant to the Amended Private Education Law, non-profit private schools will be entitled to the same tax benefits as public schools while taxation policies for for-profit private schools are still unclear. Due to a lack of implementation rules, whether our schools can be entitled to any preferential income tax treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. For example, private schools in certain cities are subject to a 25% standard enterprise income tax, while in other cities, private schools are subject to a fixed amount of enterprise income tax each year as determined by the local tax authority in lieu of the 25% standard enterprise income tax or are not required to pay enterprise income tax at all. Among our schools in four major cities from which we derived a significant portion of our revenues in the fiscal year ended May 31, 2026, three schools are subject to the standard 25% enterprise income tax rate and one school was not required by the governing tax bureau to pay any enterprise income tax from its establishment through May 31, 2026.

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

	For the Years Ended May 31,
(in thousands of US$ except share and per share data)	2024	2025	2026
Net revenues:
Net service revenues	3,500,998	4,334,071	4,893,000
Net product revenues	812,588	566,191	768,294

Total net revenues	4,313,586	4,900,262	5,661,294
Operating cost and expenses:(1)
Cost of revenues	(2,050,960)	(2,183,291)	(2,568,167)
Selling and marketing	(660,586)	(783,959)	(855,864)
General and administrative	(1,251,615)	(1,444,463)	(1,594,012)
Impairment of goodwill	—	(60,299)	—
Total operating cost and expenses	(3,963,161)	(4,472,012)	(5,018,043)

Operating income	350,425	428,250	643,251

Interest income	153,589	119,605	76,908
Interest expense	(298)	(311)	(28)
Realized gain from long-term investments	185	422	2,384
Impairment loss from long-term investments	(30,007)	(5,215)	—
Gain/(loss) from fair value change of long-term investments	19,025	(10,078)	10,613
Miscellaneous income/(expense), net	922	3,711	(2,579)

Provision for income taxes:
Current	(130,927)	(175,611)	(204,197)
Deferred	21,237	29,317	8,086

Provision for income taxes	(109,690)	(146,294)	(196,111)

Loss from equity method investments	(58,933)	(14,257)	(17,777)

Net income	325,218	375,833	516,661

Less: Net income attributable to non-controlling interests	15,627	4,117	41,489
Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	309,591	371,716	475,172

Net income per common share attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
-Basic	0.19	0.23	0.30

-Diluted	0.18	0.23	0.30

Weighted average shares used in calculating basic net income per common share	1,653,597,432	1,619,727,518	1,578,483,794
Weighted average shares used in calculating diluted net income per common share	1,669,499,952	1,631,137,164	1,595,505,635

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,
(in thousands of US$)	2024	2025	2026
Cost of revenues	19,967	(1,261)	909
Selling and marketing	26,052	4,658	4,228
General and administrative	76,439	56,536	83,329

Total	122,458	59,933	88,466

(2)	Each ADS represents ten common shares.

Fiscal Year Ended May 31, 2026 Compared to Fiscal Year Ended May 31, 2025

Net Revenues. Our total net revenues increased by 15.5% from US$4,900.3 million for the fiscal year ended May 31, 2025 to US$5,661.3 million for the fiscal year ended May 31, 2026. This increase was due to the increase in net revenues from our new educational business initiatives and sales of East Buy private label products through our livestreaming e-commerce platform.

•

Net Service Revenues. Our net service revenues increased by 12.9% from US$4,334.1 million for the fiscal year ended May 31, 2025 to US$4,893.0 million for the fiscal year ended May 31, 2026. This increase was primarily due to the increase in net revenues from our new educational business initiatives, such as our non-academic tutoring courses.

•

Net Product Revenues. Net product revenues increased by 35.7% from US$566.2 million in the fiscal year ended May 31, 2025 to US$768.3 million in the fiscal year ended May 31, 2026, primarily due to the increase in the sales of East Buy private label products through our livestreaming e-commerce platform in the fiscal year ended May 31, 2026.

Operating Cost and Expenses. Our total operating cost and expenses increased by 12.2% from US$4,472.0 million in the fiscal year ended May 31, 2025 to US$5,018.0 million in the fiscal year ended May 31, 2026. This increase resulted from increases in each of our cost of revenues, selling and marketing expenses and general and administrative expenses. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget on educational businesses accordingly. Our total numbers of schools and learning centers were 75 and 1,459, respectively, as of May 31, 2026, compared to 77 and 1,241, respectively, as of May 31, 2025. We employed approximately 41,000 and 44,200 teachers as of May 31, 2025 and 2026, respectively.

•

Cost of Revenues. Our cost of revenues increased by 17.6% from US$2,183.3 million in the fiscal year ended May 31, 2025 to US$2,568.2 million in the fiscal year ended May 31, 2026. This increase was in line with the increase in revenues and primarily due to the increase in the cost of revenues for the accelerated capacity expansion for educational businesses in the fiscal year ended May 31, 2026.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 9.2% from US$784.0 million in the fiscal year ended May 31, 2025 to US$855.9 million in the fiscal year ended May 31, 2026. This increase was primarily due to the increased human resources expenses and market promotion expenses incurred in the fiscal year ended May 31, 2026.

•

General and Administrative Expenses. Our general and administrative expenses increased by 10.4% from US$1,444.5 million in the fiscal year ended May 31, 2025 to US$1,594.0 million in the fiscal year ended May 31, 2026. This increase was primarily due to an increase of US$122.8 million in human resources expenses as a result of the increased headcount as we grew our network of learning centers and culture and tourism business in the fiscal year ended May 31, 2026.

•	Impairment of goodwill. We recorded impairment of goodwill of nil in the fiscal year ended May 31, 2026, compared to US$60.3 million in the fiscal year ended May 31, 2025.

Other Income, net. Our net other income decreased by 19.3% from US$108.1 million in the fiscal year ended May 31, 2025 to US$87.3 million in the fiscal year ended May 31, 2026, primarily due to the decrease of the US$42.7 million of interest income.

Provision for Income Tax. Our income tax expense increased by 34.1% from US$146.3 million in the fiscal year ended May 31, 2025 to US$196.1 million in the fiscal year ended May 31, 2026. The increase was primarily due to the increase in current income tax expenses.

Net Income. As a result of the foregoing, our net income increased by 37.5% from US$375.8 million in the fiscal year ended May 31, 2025 to US$516.7 million in the fiscal year ended May 31, 2026.

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

Discussion of Segment Operations

For the fiscal year ended May 31, 2026, we identified four operating segments, including (i) educational services and test preparation courses, (ii) private label products and livestreaming e-commerce, (iii) overseas study consulting services, and (iv) educational materials and distribution. We identified educational services and test preparation courses, private label products and livestreaming e-commerce and overseas study consulting services as our three reportable segments for the fiscal year ended May 31, 2026. Our operating segment, educational materials and distribution, individually did not exceed the 10% quantitative threshold during the fiscal year ended May 31, 2026, and as a result, was aggregated in others.

Net revenues from our educational services and test preparation courses accounted for 63.0%, 70.5% and 70.8%, respectively, of our total net revenues in the fiscal years ended May 31, 2024, 2025 and 2026. Net revenues from private label products and livestreaming e-commerce accounted for 20.9%, 12.2% and 14.3%, respectively, of our total net revenues in the fiscal years ended May 31, 2024, 2025 and 2026. Net revenues from overseas study consulting services accounted for 10.2%, 10.5% and 9.0%, respectively, of our total net revenues in the fiscal years ended May 31, 2024, 2025 and 2026. We recognize revenues from course fees collected for enrollment in our educational services and test preparation courses and online education proportionally as we deliver the instruction over the period of the course. We recognize revenues from the sales of private label products when control of the promised goods is transferred to the customer.

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

The following table lists our net revenues, operating cost and expenses and operating income by reportable segment for the periods indicated.

(in thousands of US$)	For the years ended May 31,
	2024	2025	2026
Net revenues of the reportable segments:
Educational services and test preparation courses	2,716,174	3,456,189	4,006,764
Private label products and livestreaming e-commerce	900,614	600,281	806,912
Overseas study consulting services	439,744	516,367	511,346
Others	257,054	327,425	336,272

Total net revenues of our company	4,313,586	4,900,262	5,661,294

Cost of revenues:
Educational services and test preparation courses	(1,027,889)	(1,319,315)	(1,570,207)
Private label products and livestreaming e-commerce	(677,270)	(410,377)	(522,675)
Overseas study consulting services	(214,602)	(251,782)	(255,699)
Others	(131,199)	(201,817)	(219,586)

Total cost of revenue of our company	(2,050,960)	(2,183,291)	(2,568,167)

Selling and marketing:
Educational services and test preparation courses	(348,121)	(414,669)	(450,251)
Private label products and livestreaming e-commerce	(124,975)	(121,421)	(153,593)
Overseas study consulting services	(92,865)	(103,015)	(111,023)
Others	(77,785)	(121,174)	(117,657)

Total selling and marketing expenses of our company	(643,746)	(760,279)	(832,524)

General and administrative:
Educational services and test preparation courses	(755,074)	(913,775)	(1,048,565)
Private label products and livestreaming e-commerce	(77,626)	(78,778)	(43,051)
Overseas study consulting services	(57,204)	(79,071)	(79,190)
Others	(75,657)	(93,100)	(97,633)

Total general and administrative expenses of our company	(965,561)	(1,164,724)	(1,268,439)

Unallocated corporate expenses	(302,894)	(363,718)	(348,913)
Segment operating income/(loss):
Educational services and test preparation courses	585,090	808,430	937,741
Private label products and livestreaming e-commerce	20,743	(10,295)	87,593
Overseas study consulting services	75,073	82,499	65,434
Others	(27,587)	(88,666)	(98,604)

Total operating income of our company	350,425	428,250	643,251

Fiscal Year Ended May 31, 2026 Compared to Fiscal Year Ended May 31, 2025

Net Revenues of Reportable Segments

Net Revenues of Educational Services and Test Preparation Courses

Net revenues from our educational services and test preparation courses increased by 15.9% from US$3,456.2 million for the fiscal year ended May 31, 2025 to US$4,006.8 million for the fiscal year ended May 31, 2026, primarily due to the increase in student enrollment in new educational business initiatives.

Net Revenues of Private Label Products and Livestreaming E-commerce

Net revenues from private label products and livestreaming e-commerce and other services increased by 34.4% from US$600.3 million for the fiscal year ended May 31, 2025 to US$806.9 million for the fiscal year ended May 31, 2026, primarily as a result of increase in the GMV driven by enhanced supply chain management, expanded product categories and increased number of product offerings and SPUs.

Net Revenues of Overseas Study Consulting Services

Net revenues from overseas study consulting services decreased by 1.0% from US$516.4 million for the fiscal year ended May 31, 2025 to US$511.3 million for the fiscal year ended May 31, 2026, primarily due to the decreased number of students who planned to study overseas.

Operating Costs and Expenses of Reportable Segments

Operating Cost and Expenses of Educational Services and Test Preparation Courses

•

Cost of Revenues. Cost of revenues for our educational services and test preparation courses increased by 19.0% from US$1,319.3 million for the fiscal year ended May 31, 2025 to US$1,570.2 million for the fiscal year ended May 31, 2026, primarily due to an increase in teaching staff costs and course research staff costs.

•

Selling and Marketing Expenses. Selling and marketing expenses for our educational services and test preparation courses increased by 8.6% from US$414.7 million for the fiscal year ended May 31, 2025 to US$450.3 million for the fiscal year ended May 31, 2026, primarily due to the increase in our marketing efforts and the addition of marketing staff.

•

General and Administrative Expenses. General and administrative expenses for our educational services and test preparation courses increased by 14.8% from US$913.8 million for the fiscal year ended May 31, 2025 to US$1,048.6 million for the fiscal year ended May 31, 2026, primarily due to the factors discussed in “—Results of Operations—Fiscal Year Ended May 31, 2026 Compared to Fiscal Year Ended May 31, 2025—Operating Costs and Expenses—General and Administrative Expenses.”

Operating Cost and Expenses of Private Label Products and Livestreaming E-commerce

•

Cost of Revenues. Cost of revenues for private label products and livestreaming e-commerce increased by 27.4% from US$410.4 million for the fiscal year ended May 31, 2025 to US$522.7 million for the fiscal year ended May 31, 2026, primarily due to an increase in cost of inventories and logistics cost for private label products as a result of increase in the GMV.

•

Selling and Marketing Expenses. Selling and marketing expenses for private label products and livestreaming e-commerce increased by 26.5% from US$121.4 million for the fiscal year ended May 31, 2025 to US$153.6 million for the fiscal year ended May 31, 2026, primarily due to an increase in advertising expenses.

•

General and Administrative Expenses. General and administrative expenses for private label products and livestreaming e-commerce decreased by 45.4% from US$78.8 million for the fiscal year ended May 31, 2025 to US$43.1 million for the fiscal year ended May 31, 2026, primarily due to distribution of all remaining undistributed profits from Time with Yuhui in FY2025.

Operating Cost and Expenses of Overseas Study Consulting Services

•

Cost of Revenues. Cost of revenues for overseas study consulting services increased by 1.6% from US$251.8 million for the fiscal year ended May 31, 2025 to US$255.7 million for the fiscal year ended May 31, 2026, primarily due to an increase in consulting application costs.

•

Selling and Marketing Expenses. Selling and marketing expenses for overseas study consulting services increased by 7.8% from US$103.0 million for the fiscal year ended May 31, 2025 to US$111.0 million for the fiscal year ended May 31, 2026, primarily due to an increase in staff costs and marketing and promotional expenses.

•

General and Administrative Expenses. General and administrative expenses for overseas study consulting services increased by 0.2% from US$79.1 million for the fiscal year ended May 31, 2025 to US$79.2 million for the fiscal year ended May 31, 2026.

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

B. Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities. As of May 31, 2026, we had US$1,821.2 million and US$275.3 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of May 31, 2026.

	Cash, cash equivalents and restricted cash in RMB	Cash, cash equivalents and restricted cash in other currencies	Total Cash, cash equivalents and restricted cash	Short-term investments in RMB	Short-term investments in other currencies	Total short-term investments
Entities outside China	683	273,930	274,613	—	205,797	205,797
VIEs in China	1,265,121	1,107	1,266,228	1,660,637	—	1,660,637
Non-VIEs in China	553,717	1,932	555,649	505,856	—	505,856
Entities inside China	1,818,838	3,039	1,821,877	2,166,493	—	2,166,493
Total	1,819,521	276,969	2,096,490	2,166,493	205,797	2,372,290

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended May 31,
(in thousands of US$)	2024	2025	2026
Net cash provided by operating activities	1,122,643	896,592	1,027,080
Net cash used in investing activities	(1,153,922)	(93,428)	(457,701)
Net cash used in financing activities	(160,438)	(584,971)	(380,153)

Effect of foreign exchange rate changes	(24,606)	9,836	90,131

Net change in cash and cash equivalents	(216,323)	228,029	279,357
Cash and cash equivalents and restricted cash at beginning of the period	1,805,427	1,589,104	1,817,133

Cash and cash equivalents and restricted cash at end of the period	1,589,104	1,817,133	2,096,490

Operating Activities

Net cash provided by operating activities amounted to US$1,027.1 million in the fiscal year ended May 31, 2026. Our net cash provided by operating activities in the fiscal year ended May 31, 2026 reflected net income of US$516.7 million, as adjusted by the reconciliation of certain non-cash items, including US$171.7 million in depreciation and US$88.5 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenue in the amount of US$157.7 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$58.9 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

Net cash provided by operating activities amounted to US$896.6 million in the fiscal year ended May 31, 2025. Our net cash provided by operating activities in the fiscal year ended May 31, 2025 reflected net income of US$375.8 million, as adjusted by the reconciliation of certain non-cash items, including US$139.8 million in depreciation, US$60.3 million in goodwill impairment and US$59.9 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenue in the amount of US$163.8 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$57.5 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

Net cash provided by operating activities amounted to US$1,122.6 million in the fiscal year ended May 31, 2024. Our net cash provided by operating activities in the fiscal year ended May 31, 2024 reflected net income of US$325.2 million, as adjusted by the reconciliation of certain non-cash items, including US$100.6 million in depreciation and US$122.5 million in share-based compensation expense. Additional factors affecting operating cash flow included an increase in the deferred revenue in the amount of US$468.2 million due to the increased amount of course fees received during the period, and an increase in the accrued expenses and other current liabilities account of US$160.0 million, primarily due to an increase in accrued employee salary expenses and welfare benefits.

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

Net cash used in investing activities amounted to US$457.7 million in the fiscal year ended May 31, 2026, compared to net cash used in investing activities amounted to US$93.4 million in the fiscal year ended May 31, 2025 and net cash used in investing activities amounted to US$1,153.9 million in the fiscal year ended May 31, 2024.

Net cash used in investing activities in the fiscal year ended May 31, 2026 was primarily attributable to net cash of US$218.5 million used for investing in short-term investments and term deposits.

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

Financing Activities

Net cash used in financing activities amounted to US$380.2 million in the fiscal year ended May 31, 2026, compared to net cash used in financing activities amounted to US$585.0 million in the fiscal year ended May 31, 2025 and net cash used in financing activities amounted to US$160.4 million in the fiscal year ended May 31, 2024.

Net cash used in financing activities in the fiscal year ended May 31, 2026 was primarily attributable to the funds used for share repurchase in the amount of US$230.9 million and cash paid for dividend of US$96.4 million.

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

Material cash requirements

Our material cash requirements as of May 31, 2026 and any subsequent interim period primarily include our capital expenditures, operating lease commitments, and funds used for share repurchase and dividend payment.

The expansion of our existing program, service and product offerings to new areas and launch of new business initiatives have required investment. Our capital expenditures were US$283.4 million, US$259.2 million and US$246.9 million in the fiscal years ended May 31, 2024, 2025 and 2026, respectively. Our capital expenditures are incurred primarily in connection with construction of new building, facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

Our operating lease commitments consist of the commitments under the lease agreements for our schools, learning centers, office premises and other facilities. As of May 31, 2026, the payment due within one year and thereafter for our operating lease commitments amounted to US$910.5 million.

Our long-term debt obligations consist of the principal amount and cash interests in connection with unsecured senior notes issued in July 2020. In July 2020, we issued unsecured senior notes for a principal amount of US$300 million which were listed in the Hong Kong Stock Exchange. The notes bear fixed interest rate at 2.125% with interest payable semiannually in arrears on January 2 and July 2 of each calendar year, commencing on January 2, 2021. The senior notes were fully redeemed by the Company at maturity on July 2, 2025, at their fair value as of the redemption date, for a total consideration of US$14.4 million.

On July 26, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. In June 2023 and May 2024, our board of directors further authorized to extend the share repurchase program by twelve months through May 31, 2024 and May 31, 2025, respectively. In August 2024, our board of directors approved an adjustment to the share repurchase program, increasing the aggregate value of shares that we are authorized to repurchase under the share repurchase program from US$400 million to US$700 million. The share repurchase program had expired in 2025 and we had repurchased an aggregate of approximately 14.5 million ADSs for approximately US$700 million from the open market under this share repurchase program.

On August 19, 2024, our board of directors declared a special cash dividend in the amount of US$0.60 per ADS or US$0.06 per common share to holders of ADSs and common shares of record as of the close of business on September 9, 2024. The total cash dividend distributed was approximately US$100.0 million.

On July 29, 2025, our board of directors authorized a three-year shareholder return plan, effective from the fiscal year 2026, under which no less than 50% of our net income for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases. Our board of directors will reevaluate this plan upon its expiration. On October 27, 2025, our board of directors approved an ordinary dividend of US$0.12 per common share, or US$1.20 per ADS, to be distributed in two installments as part of the shareholder return plan for the fiscal year 2026. The first and second installments have been fully paid to shareholders and ADS holders, which amounted to approximately US$189 million. On the same date, our board of directors approved the 2026 Share Repurchase Program, under which the Company is authorized to repurchase up to US$300 million of its ADSs or common shares over the 12 months from October 28, 2025 through October 27, 2026. As of the date of this annual report, the Company had repurchased a total of approximately 54.1 million common shares (including common shares represented by ADSs) for an aggregate consideration of approximately US$288.7 million from the open market under the 2026 Share Repurchase Program. On July 28, 2026, our board of directors approved an ordinary cash dividend and the 2027 Share Repurchase Program. The aggregate amount of the cash dividend for the fiscal year 2027 is expected to be approximately US$300 million, to be paid in two installments in December 2026 and June 2027, respectively. Further details regarding the cash dividend will be decided by the board of directors and announced by the Company in due course. Pursuant to the 2027 Share Repurchase Program, the Company may repurchase up to US$200 million of its ADSs or common shares over the 12 months from July 29, 2026 through July 28, 2027. As of the date of this annual report, the Company had not yet repurchased any common shares under the 2027 Share Repurchase Program. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of May 31, 2026.

Holding Company Structure

Overview

New Oriental is a holding company with no material operations of its own. We conduct substantially all of our business in China through contractual arrangements with the variable interest entities, and their schools and subsidiaries and shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2024, 2025 and 2026, the consolidated affiliated entities contributed in aggregate 99.2%, 99.8% and 99.7%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the variable interest entities primarily consist of the leasing of our commercial property. As of May 31, 2025 and 2026, the consolidated affiliated entities accounted for an aggregate of 68.7% and 72.0%, respectively, of our total assets, and 97.2% and 95.5%, respectively, of our total liabilities. The assets not associated with the consolidated affiliated entities primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2025 and 2026, US$998.0 million and US$928 million, respectively, of these assets were denominated in U.S. dollars, and US$1,027.5 million and US$1,199.3 million, respectively, of these assets were denominated in RMB and the remaining are denominated in other foreign currencies, including British pounds and Hong Kong dollars.

As a holding company, New Oriental’s ability to pay dividends and other cash distributions to its shareholders depends in part upon dividends and other distributions paid to it by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the variable interest entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. As of May 31, 2024, 2025 and 2026, the total amount of service fees payable to our PRC subsidiaries from the variable interest entities under the service agreements was US$309.1 million, US$393.5 million and US$442.4 million, respectively.

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

Pursuant to contractual arrangements that our wholly-owned subsidiaries in China have with the variable interest entities, the earnings and cash of variable interest entities and their schools and subsidiaries are used to pay service fees in RMB to our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to three Hong Kong-incorporated intermediate holding companies wholly owned by our company, and from these three Hong Kong-incorporated intermediate holding companies to our company. See “Item 4. Information on the Company—C. Organizational Structure” for a diagram of our corporate structure. As of May 31, 2026, the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, were in aggregate US$913.0 million, and the net assets of our PRC subsidiaries and variable interest entities and their schools and subsidiaries which were unrestricted and thus available for distribution were in aggregate US$4,324.4 million. We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” for more information.

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

C. Research and Development, Patents and Licenses, etc.

Technology Capabilities and Infrastructure

Our continuous development in technology capabilities has contributed to our sustained success in the private education industry. We believe our strong technology capabilities enable us to deliver a superior learning experience and improve our operational efficiency. We employ experienced research and development personnel to build, maintain and upgrade our technologies and systems. We had approximately 3,200, 3,600 and 4,300 research and development personnel as of May 31, 2024, 2025 and 2026, respectively.

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

AI-powered technologies

We continue to make significant strides in integrating artificial intelligence (AI) into our educational ecosystem. Our approach combines open-source large language models with our proprietary AI technologies and specialized vertical learning systems designed to leverage our deep educational expertise and content assets, to create intelligent educational tools that enhance the teaching and learning processes. Our AI-powered solutions not only improve learning effectiveness and experiences but also alleviate the workload for teachers and parents. Internally, we have also deployed a variety of AI applications to improve our operational efficiency.

Educational systems. To further optimize classroom efficiency, we have introduced intelligent educational systems that enable one-click generation of teaching plans and exercises. Real-time classroom performance evaluation tools and data-driven dashboards help teachers identify common learning challenges and refine their instructional strategies. Our AI-driven systems also support interdisciplinary course development by associating multi-disciplinary concept maps and integrating multi-modal resources, thereby enriching course content and teaching effectiveness. We have launched our intelligent learning system and device business, which leverages our teaching expertise and data analytics to provide personalized and targeted learning and exercise content to improve students’ learning efficiency. This business has been launched in approximately 60 cities and has demonstrated enhanced customer retention and scalability. In addition, our AI-powered Intelligent Learning Device and Smart Study Solution provide adaptive and personalized learning solutions.

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

Intellectual Property

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secrets laws as well as confidentiality agreements with our employees, contractors and others. As of May 31, 2026, we had 30 main works of art copyrights and 46 main software copyrights in China relating to various aspects of our operations, and 18 main trademarks registered in China, of which “ ,” “ ,” and “ “ have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China. Our main websites are located at www.xdf.cn, www.neworiental.org, www.eastbuy.com and www.koolearn.com. In addition, we have registered other domain names, including www.dogwood.com.cn, www.blingabc.com and www.ileci.com.

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

D. Trend Information

Please refer to “—A. Operating Results” for a discussion of known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since June 1, 2026 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Michael Minhong Yu	63	Executive Chairman
Chenggang Zhou	64	Director and Chief Executive Officer
Zhihui Yang	52	Executive President and Chief Financial Officer
Louis T. Hsieh	61	Director
Robin Yanhong Li	57	Independent Director
Denny Ting Bun Lee	58	Independent Director
Yue Zhuge	57	Independent Director

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

Mr. Denny Ting Bun Lee has served as our independent director since September 2006. Mr. Lee currently also serves as the chairman of the audit committees and independent non-executive director on the boards of SHEIN Global Holdings Limited (HKEX: 625), NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) and Jianpu Technology Inc. (OTCQB: AIJTY). From April 2002 to June 2022, Mr. Lee served as a director of NetEase, Inc., formerly known as NetEase.com, Inc., which is listed on the Nasdaq Global Select Market (NASDAQ: NTES) and the Hong Kong Stock Exchange (HKEX: 9999). He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. Yue Zhuge has served as our independent director since December 2024. She has been a partner at NGP Capital since June 2023 and the founding partner of QuarkStar since January 2022. Prior to that, Dr. Zhuge was General Manager and VP of R&D at Hulu Beijing from May 2015 to May 2021, where her team developed key technologies in machine learning, AI, video technology, and data science. She previously held technical management positions at Yahoo! and Microsoft. From 2006 to 2019, Dr. Zhuge served as the co-owner and senior director of Nuolida Education Co., Ltd., overseeing the management and operations of Beijing Lido Gymboree, a franchisee of Gymboree Play & Music. During this period, she oversaw teams providing bilingual early childhood and family education programs to thousands of children and was deeply involved in the overall operations of the educational institution, encompassing team recruitment and training, curriculum coordination, client relationship management, and comprehensive management of operating revenue and daily operations. Additionally, she also served as a member of the Board of Trustees at Dulwich College Beijing and as a mentor for Schwarzman Scholars. Dr. Zhuge earned her M.S. and Ph.D. in Computer Science from Stanford University, as well as an M.S. in Applied Mathematics from Stony Brook University. She completed her undergraduate studies at Tsinghua University. Dr. Zhuge is the chief editor of the books The Quest for Machine Learning and The Quest for Deep Learning. She is also the author of the popular science book Computational Thinking and two parenting books My Two Boys: A Devil and an Angel and Growing Tree: A Guide for the Future of Parenting.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended May 31, 2026, we paid an aggregate of approximately US$1.9 million in cash to our executive officers and non-executive directors as a group. The compensation paid to our non-executive directors consists of two components: share incentive awards and cash compensation. The value of share incentive awards granted to each non-executive director on an annual basis is no less than 100% of such non-executive director’s annual cash compensation. Our non-executive directors are encouraged to maintain holdings in our securities with a market value of no less than 100% of their annual cash compensation in order to promote alignment between their interests and those of our shareholders. In addition, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$45.6 thousand. See “—Share Incentives” below for more information. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

Share Incentives

2016 Share Incentive Plan

We adopted our 2016 Share Incentive Plan, or the 2016 plan, in January 2016 to continue to provide incentives to employees, directors and consultants after the expiration of our 2006 plan. In January 2025, our board of directors authorized an amendment to our 2016 Plan, effective from January 27, 2025. Pursuant to the amendment, the maximum aggregate number of shares which may be issued pursuant to all awards (including options) granted under the 2016 plan was increased from 100,000,000 shares to 200,000,000 shares (taking into account the one-for-ten share split that took effect on March 10, 2021), and the term of the 2016 Plan was extended from 10 years to 15 years, unless terminated earlier. As of May 31, 2026, an aggregate of 36,097,530 non-vested equity shares remain outstanding under the 2016 Share Incentive Plan, excluding non-vested equity shares that were forfeited or cancelled after the relevant grant date.

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

The following table summarizes, as of September 11, 2026, the outstanding non-vested equity shares granted under our 2016 plan to our directors and executive officers.

Name	Common Shares Underlying Outstanding NES	Exercise Price (US$/ Share)	Date of Grant	Date of Vest
Michael Minhong Yu	*(1)	†	01/26/2025	07/15/2027, 07/15/2028
Chenggang Zhou	*(2)	†	01/26/2025	07/15/2027, 07/15/2028
Zhihui Yang	*(3)	†	01/26/2025	07/15/2027, 07/15/2028
Louis T. Hsieh	*(4)	†	01/26/2025	07/15/2027, 07/15/2028
Robin Yanhong Li	*(5)	†	01/26/2025	07/15/2027, 07/15/2028
Denny Ting Bun Lee	*(6)	†	01/26/2025	07/15/2027, 07/15/2028
Yue Zhuge	*(7)	†	01/26/2025	07/15/2027, 07/15/2028

†	Non-vested equity share awards.
*	Less than 1% of our total outstanding voting securities.
(1)	Represents 3,000,000 common shares underlying outstanding non-vested equity shares.
(2)	Represents 1,440,000 common shares underlying outstanding non-vested equity shares.
(3)	Represents 2,000,000 common shares underlying outstanding non-vested equity shares.
(4)	Represents 60,000 common shares underlying outstanding non-vested equity shares.
(5)	Represents 60,000 common shares underlying outstanding non-vested equity shares.
(6)	Represents 90,000 common shares underlying outstanding non-vested equity shares.
(7)	Represents 60,000 common shares underlying the outstanding non-vested equity shares.

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

On January 30, 2019, the board of directors of East Buy approved an employee’s share option plan, or the East Buy Post-IPO Share Option Scheme, under which East Buy was authorized to issue up to 91,395,910 shares in East Buy pursuant to awards granted to, among others, directors, employees of East Buy or its affiliate. As of May 31, 2026, options to obtain an aggregate of 22,329,536 shares in East Buy remained outstanding under the East Buy Post-IPO Share Option Scheme. None of the options to obtain shares in East Buy shares were forfeited or cancelled in the fiscal year ended May 31, 2026. The East Buy Post-IPO Share Option Scheme was terminated following the effectiveness of the East Buy 2023 Scheme (as defined below) in March 2023, provided that any granted and unexercised options made under the Post-IPO Share Option Scheme immediately before the termination shall continue to be valid and exercisable in accordance with the terms of the grant and original Post-IPO Share Option Scheme rules.

On March 9, 2023, the shareholders of East Buy approved an employee’s share incentive scheme, or the East Buy 2023 Scheme, under which East Buy is authorized to issue up to 101,351,871 shares in East Buy pursuant to awards granted to, among others, directors and employees of East Buy or its affiliate. As of May 31, 2026, awards to obtain an aggregate of 19,262,400 shares in East Buy were granted but not yet vested under the East Buy 2023 Scheme. Awards to obtain 122,440 shares in East Buy shares were either forfeited or cancelled in the fiscal year ended May 31, 2026.

On March 24, 2025, East Buy adopted an employee’s share incentive scheme, or the East Buy 2025 Scheme. An award granted under the East Buy 2025 Scheme to a grantee will be satisfied by shares acquired through on-market acquisition through trusts (i.e. existing shares), and no new shares will be issued by East Buy pursuant to the East Buy 2025 Scheme. As of May 31, 2026, awards to obtain an aggregate of 1,239,000 shares in East Buy were granted but not yet vested under the East Buy 2025 Scheme. None of the awards to obtain shares in East Buy shares were lapsed or cancelled in the fiscal year ended May 31, 2026.

C. Board Practices

Our board of directors currently consists of six directors, which consist of three independent directors and three directors who are, or had been, our executive officers. Section 303A.01 of the NYSE Listed Company Manual requires each listed company to have a majority of independent directors on the board of directors after the first anniversary of the company’s listing on the NYSE. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have elected to follow our home country practice with respect to our board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, each of the three independent directors may preside at the executive sessions. In the fiscal year ended May 31, 2026, our board held meetings or passed resolutions by unanimous written consent 10 times.

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

Our board of directors has determined that Mr. Denny Ting Bun Lee’s simultaneous service on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In the fiscal year ended May 31, 2026, the audit committee held meetings or passed resolutions by unanimous written consent twice, and also approved certain other matters together with the rest of the board members four times, including the audit committee’s approval of two quarterly earnings releases, semi-annual result and annual result.

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

In the fiscal year ended May 31, 2026, the compensation committee passed resolutions by unanimous written consent once.

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

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	overseeing the environmental, social, and governance (“ESG”) matters relevant to the Company.

In the fiscal year ended May 31, 2026, the nominating and corporate governance committee passed resolutions by unanimous written consent once, and also approved certain other matters together with the rest of the board members once.

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

We had 67,935, 76,646 and 81,054 full-time employees and 7,070, 7,465 and 7,318 contract teachers and staff as of May 31, 2024, 2025 and 2026, respectively. We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete agreements with our key full-time employees. Our contract teachers generally enter into exclusive service agreements with us.

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

We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares by:

•	each of our directors and executive officers; and

•	each person known to us who owns beneficially more than 5% of our common shares.

Except as specifically noted, the beneficial ownership is as of September 11, 2026.

	Shares Beneficially Owned
	Number(1)		%(2)
Directors and Executive Officers:
Michael Minhong Yu(3)	200,451,450		12.9
Chenggang Zhou(4)		*		*
Zhihui Yang(5)		*		*
Louis T. Hsieh(6)		*		*
Robin Yanhong Li(7)		*		*
Denny Ting Bun Lee(8)		*		*
Yue Zhuge	—		—
All Directors and Executive Officers as a Group(9)	208,682,240		13.5
Principal Shareholders:
Tigerstep Developments Limited(10)	198,385,540		12.8
First Beijing Investment Ltd(11)	171,713,780		11.1
Invesco Ltd.(12)	85,367,984		5.5
Norges Bank(13)	83,017,990		5.4

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,550,295,803, being the number of common shares outstanding as of September 11, 2026 and (ii) the number of non-vested equity shares held by such person or group that will vest within 60 days after September 11, 2026.

(3)

Includes (i) 165,235,000 common shares held by Tigerstep Developments Limited, a British Virgin Islands company beneficially owned by Mr. Michael Minhong Yu and (ii) 3,521,645 ADSs (each representing ten underlying common shares), which consist of 3,315,054 ADSs held by Tigerstep Developments Limited and 206,591 ADSs held by Mr. Yu. Through a trust arrangement, Mr. Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Developments Limited. The business address of Mr. Yu is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China.

(4)	Includes 429,998 ADSs (each representing ten underlying common shares) held by Chenggang Zhou.

(5)	Includes 232,178 ADSs (each representing ten underlying common shares) held by Zhihui Yang.

(6)	Includes 28,863 ADSs (each representing ten underlying common shares) held by Louis T. Hsieh.

(7)	Includes 51,282 ADSs (each representing ten underlying common shares) held by Robin Yanhong Li.

(8)	Includes 80,758 ADSs (each representing ten underlying common shares) held by Denny Ting Bun Lee.

(9)	Includes (i) common shares and (ii) non-vested equity shares that will vest within 60 days after September 11, 2026 held by all of our directors and senior executive officers as a group.

(10)

Tigerstep Developments Limited, a company incorporated in the British Virgin Islands, is beneficially owned by Mr. Michael Minhong Yu. The registered address of Tigerstep Developments Limited is Oleander Building, Suites OL-7 and OL-8, 13a J. R. O’Neal Drive, P.O. Box 2416, Port Purcell, Tortola, VG1110, British Virgin Islands.

(11)

Represents (i) 81,761,200 common shares and (ii) 8,995,258 ADSs (each representing ten underlying common shares), beneficially owned by First Beijing Investment Ltd, as reported in a Schedule 13G/A filed by First Beijing Investment Ltd with the SEC on May 13, 2026. The address of First Beijing Investment Ltd is 16th Floor, On Building, 162 Queens Road, Central, Hong Kong.

(12)

Represents 85,367,984 shares deemed to be beneficially owned by Invesco Ltd. in its capacity as a parent holding company to its investment advisers which are held of record by clients of Invesco Ltd., as reported in a Schedule 13G filed by Invesco Ltd. with the SEC on May 6, 2026. The address of Invesco Ltd. is 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309.

(13)

Represents 83,017,990 common shares beneficially owned by Norges Bank, as reported in a Schedule 13G/A filed by Norges Bank with the SEC on August 12, 2026. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of September 11, 2026, we had 1,550,295,803 common shares outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 38.0% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our common shares in the United States.

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

Lease Arrangements with a Related Party

During the fiscal year ended May 31, 2026, we rented office space from Metropolis Holding China Limited, or Metropolis Holding, pursuant to a series of lease agreements and Metropolis Holding also provided property management services to the Company. Metropolis Holding is a subsidiary indirectly wholly-owned by our founder. The terms and conditions, including rental rates, of these lease agreements are generally the same as other tenants in the same building. The lease arrangements were approved by all of our directors, including all of the disinterested directors. During the fiscal year ended May 31, 2026, we accrued a total of US$14.0 million rent to Metropolis Holding. As of May 31, 2026, amounts due from Metropolis Holding were US$4.6 million, which represented prepaid rent and rental deposit, and amounts due to Metropolis Holding were nil.

Loans to a Related Party

Thaiwoo Enterprise Management Co., Ltd. is an equity method investee of us. As of May 31, 2026, the outstanding balance of the loans was US$8.3 million.

Transactions with Other Related Parties

During the fiscal year ended May 31, 2026, we recorded revenue in the amount of US$1 thousand from other related parties. As of May 31, 2026, we had US$7.5 million in aggregate due from other related parties and US$88 thousand in aggregate due to other related parties.

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

On July 29, 2025, our board of directors approved a three-year shareholder return plan, effective from the fiscal year 2026, under which no less than 50% of our net income for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases. Our board of directors will reevaluate this plan upon its expiration. On October 27, 2025, our board of directors approved an ordinary dividend of US$0.12 per common share, or US$1.20 per ADS, to be distributed in two installments as part of the shareholder return plan for the fiscal year 2026. The first and second installments have been fully paid to shareholders and ADS holders, which amounted to approximately US$189 million. On July 28, 2026, our board of directors approved an ordinary cash dividend for the fiscal year 2027. The aggregate amount of the cash dividend for the fiscal year 2027 is expected to be approximately US$300 million, to be paid in two installments in December 2026 and June 2027, respectively. Further details regarding the cash dividend will be decided by the board of directors and announced by the Company in due course. Our board of directors reserves discretion to determine the form, timing and amount of shareholder return measures in any fiscal year based on our results of operations, capital requirements and other relevant factors.

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

Anti-money Laundering – Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require shareholders to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a shareholder. In the event of delay or failure on the part of the shareholder in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended May 31, 2026, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As discussed above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended May 31, 2026. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or common shares under their particular circumstances.

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

As discussed above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended May 31, 2026. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or common shares under their particular circumstances.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposits with maturities of greater than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$54.9 million in our interest income for the year ended May 31, 2026.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for the establishment and maintenance of the ADS program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. In the fiscal year ended May 31, 2026, we received a sum of US$1.2 million for the expenses related to our investor relations program, directors and officers liability and company insurance reimbursement, listing fees and legal service fees. The payment we received was recognized in other income.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of May 31, 2026, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of May 31, 2026.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm has audited our internal control over financial reporting as of May 31, 2026 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of New Oriental Education & Technology Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended May 31, 2026, of the Company and our report dated September 22, 2026, expressed an unqualified opinion on those financial statements.

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

September 22, 2026

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
(PCAOB ID No
1113
), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Years Ended May 31,
(in thousands of US$)	2025	2026
Audit fees (1)	2,131	2,226
Audit related fees (2)	731	746
Tax fees (3)	189	111
All other fees (4)	27	—

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

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” represents the aggregate fees billed for professional services rendered by our principal auditors for certain financial due diligence projects and other advisory services.
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

On July 29, 2025, our board of directors approved a three-year shareholder return plan, effective from the fiscal year 2026, under which no less than 50% of our net income for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases. On October 27, 2025, our board of directors approved the 2026 Share Repurchase Program as part of the shareholder return plan, under which the Company is authorized to repurchase up to US$300 million of its ADSs or common shares over the 12 months from October 28, 2025 through October 27, 2026. As of the date of this annual report, the Company had repurchased a total of approximately 54.1 million common shares (including common shares represented by ADSs) for an aggregate consideration of approximately US$288.7 million from the open market under the 2026 Share Repurchase Program. On July 28, 2026, our board of directors approved the 2027 Share Repurchase Program. Pursuant to the 2027 Share Repurchase Program, the Company may repurchase up to US$200 million of its ADSs or common shares over the 12 months from July 29, 2026 through July 28, 2027. As of September 11, 2026, the Company had not yet repurchased any common shares under the 2027 Share Repurchase Program.

The table below is a summary of the shares repurchased by us.

	Total Number of Shares (1) Purchased	Average Price Paid Per Shares (1) ($)	Total Number of Shares (1) Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of Shares (1) that May Yet Be Purchased Under the 2026 Plan(2) ($)
Period
June 1, 2025 to June 30, 2025	0	—	0	300,000,000
July 1, 2025 to July 31, 2025	0	—	0	300,000,000
August 1, 2025 to August 31, 2025	0	—	0	300,000,000
September 1, 2025 to September 30, 2025	0	—	0	300,000,000
October 1, 2025 to October 31, 2025	1,706,980	5.9	1,706,980	289,991,715
November 1, 2025 to November 30, 2025	9,196,220	5.4	9,196,220	239,967,148
December 1, 2025 to December 31, 2025	3,122,390	5.4	3,122,390	223,199,587
January 1, 2026 to January 31, 2026	1,848,370	5.7	1,848,370	212,696,009
February 1, 2026 to February 28, 2026	2,421,010	6.0	2,421,010	198,194,457
March 1, 2026 to March 31, 2026	9,457,610	5.4	9,457,610	146,763,324
April 1, 2026 to April 30, 2026	9,117,430	5.5	9,117,430	96,257,384
May 1, 2026 to May 31, 2026	5,518,680	4.9	5,518,680	69,063,340
June 1, 2026 to June 30, 2026	5,133,340	4.6	5,133,340	45,377,420
July 1, 2026 to July 31, 2026	4,145,200	4.9	4,145,200	24,989,543
August 1, 2026 to August 31, 2026	1,849,900	5.5	1,849,900	14,816,928
September 1, 2026 to September 11, 2026	624,400	5.6	624,400	11,341,809

Total	54,141,530	5.3	54,141,530	11,341,809

(1)	Including common shares represented by ADSs.
(2)	The Company has not yet started to repurchase common shares under the 2027 Share Repurchase Program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
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

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of New Oriental Education & Technology Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 6-K (File No. 001-32993) filed with the Commission on November 28, 2023)

2.1	Form of Registrant American Depositary Receipt (incorporated by reference to the prospectus filed with the Commission on March 10, 2021 pursuant to Rule 424(b)(3) (File No. 333-253812) under the registration statement on Form F-6 filed with the Commission on March 3, 2021)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 24, 2021)

2.3	Deposit Agreement, dated as of September 12, 2006, between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.2 of the Registrant’s F-3 registration statement (File No. 333-249642) filed with the Commission on October 23, 2020)

2.4	Supplemental Agreement to Deposit Agreement, dated as of June 5, 2007, between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) to the registration statement on Form F-6/A (File No. 333-136862) filed with the Commission on June 5, 2007)

2.5	Form of Supplement and Amendment No. 2 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(3) to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on August 5, 2011)

2.6	Form of Supplement and Amendment No. 3 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(4) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-176069), filed with the Commission on April 25, 2012)

Exhibit Number	Description of Document

2.7	Form of Amendment No. 4 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(v) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-253812), filed with the Commission on April 8, 2022)

2.8	Trust Deed, dated as of July 2, 2020, between the Registrant and DB Trustees (Hong Kong) Limited (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.9	Agency Agreement, dated as of July 2, 2020, by and among the Registrant, DB Trustees (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (incorporated herein by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 001-32993) filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

2.10	Description of Securities (incorporated herein by reference to Exhibit 2.10 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

4.1	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.2	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.3	English Translation of Form of New Enrollment System Development Service Agreement between Beijing Decision and New Oriental schools (incorporated by reference to Exhibit 99.4 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.4	English Translation of Trademark License Agreement dated May 13, 2006 between the Registrant and New Oriental China (incorporated by reference to Exhibit 99.6 of the Registrant’s F-1 registration statement (File No. 333-136825), as amended, initially filed with the Commission on August 22, 2006)

4.5	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Hewstone Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.6	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (the predecessor of Beijing Decision Software Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.7	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Pioneer Technology Co., Ltd. (incorporated by reference to Exhibit 4.9 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.8	English Translation of Equity Pledge Agreement dated April 23, 2012 and its Supplemental Agreements dated September 19, 2014 and February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Smart Wood Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.10 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

Exhibit Number	Description of Document

4.9	Proxy Agreement and Power of Attorney, dated as of December 3, 2012, by and among Beijing Pioneer Technology Co., Ltd., Beijing Century Friendship Education Investment Co., Ltd. and New Oriental China (incorporated by reference to Exhibit 4.34 of amendment No. 2 to the Registrant’s annual report on Form 20-F/A (File No. 001-32993) filed with the Securities and Exchange Commission on February 22, 2013)

4.10	Master Exclusive Service Agreement, dated as of September 19, 2014, its Amendment No. 1 dated as of January 28, 2016 and Amendment No. 2 dated as of February 16, 2017, and Amendment No. 3 dated as of September 1, 2021 by and between Beijing Pioneer and New Oriental China (incorporated by reference to Exhibit 4.11 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 24, 2021)

4.11	English Translation of Call Option Agreement dated February 16, 2017 among New Oriental China, Beijing Century Friendship Education Investment Co., Ltd. and Beijing Decision Education & Consulting Co., Ltd. (the predecessor of Beijing Decision Software Technology Co., Ltd.) (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2017)

4.12	2016 Share Incentive Plan (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2016)

4.13	Amendment to 2016 Share Incentive Plan, effective as January 27, 2025 (incorporated by reference to Exhibit 10.2 of the Registrant’s registration statement on Form S-8 (File No. 333-289401) filed with the Commission on August 8, 2025)

4.14	Deed of Non-Competition Undertakings, dated as of August 28, 2018 issued by New Oriental Education & Technology Group Inc. in favor of Koolearn Technology Holding Limited (the predecessor of East Buy Holding Limited) (incorporated by reference to Exhibit 4.14 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.15	English Translation of Equity Pledge Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd, and its shareholders (incorporated by reference to Exhibit 4.15 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.16	English Translation of Exclusive Option Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its shareholders (incorporated by reference to Exhibit 4.16 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.17	English Translation of Powers of Attorney, dated as of May 10, 2018 issued by Beijing New Oriental Xuncheng Network Technology Co., Ltd and its shareholders (incorporated by reference to Exhibit 4.17 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.18	English Translation of Exclusive Management Consultancy and Cooperation Agreement, dated as of May 10, 2018 among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated by reference to Exhibit 4.18 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

Exhibit Number	Description of Document

4.19	English Translation of Letters of Undertaking, dated as of May 10, 2018, issued by (i) Beijing Century Friendship Education Investment Co., Ltd. and its shareholders and (ii) each of the general partners of limited partnerships that are shareholders of Beijing New Oriental Xuncheng Network Technology Co., Ltd. to Koolearn Technology Holding Limited (the predecessor of East Buy Holding Limited) and Beijing Dexin Dongfang Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 27, 2018)

4.20	English Translation of Supplemental Agreement, dated as of October 10, 2019, among Beijing Dexin Dongfang Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders, and Zhuhai Chongsheng Heli Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

4.21	English Translation of Letter of Acceptance, dated as of October 10, 2019, issued by Beijing Dongfang Youbo Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 16, 2020)

4.22	English Translation of Second Supplemental Agreement, dated February 1, 2021, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.23	English Translation of Third Supplemental Agreement, dated May 24, 2023, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.24	English Translation of Letter of Acceptance, dated as of January 12, 2022, issued by Beijing Xinyuanfang Human Resource Service Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.25	English Translation of Letter of Acceptance, dated as of January 12, 2022, issued by Dongfang Optimization (Beijing) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.26	English Translation of Letter of Acceptance, dated as of January 4, 2023, issued by Oriental Selection (Beijing) Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2023)

4.27	English Translation of Letter of Acceptance, dated as of March 1, 2024, issued by Oriental Selection (Zhuhai) Tourism Culture Co., Ltd. (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

Exhibit Number	Description of Document

4.28	English Translation of Letter of Acceptance, dated as of March 1, 2024, issued by Oriental Selection (Jiaxing) Supply Chain Management Co., Ltd. (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

4.29	English Translation of Fourth Supplemental Agreement, dated March 7, 2024, among Beijing Dexin Dongfang Network Technology Co., Ltd., Zhuhai Chongsheng Heli Network Technology Co., Ltd., Xi’an Ruiying Huishi Network Technology Co., Ltd., Hainan Haiyue Dongfang Network Technology Co., Ltd., Wuhan Dongfang Youbo Network Technology Co., Ltd., Beijing New Oriental Xuncheng Network Technology Co., Ltd. and its subsidiaries and shareholders (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

8.1*	Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Registrant’s annual report on Form 20-F (File No. 001-32993) filed with the Securities and Exchange Commission on September 25, 2015)

11.2	Second Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on September 25, 2024)

101.INS*	Inline Interactive Data File—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104*	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

By:	/s/ Chenggang Zhou
Name:	Chenggang Zhou
Title:	Chief Executive Officer

Date: September 22, 2026

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of New Oriental Education & Technology Group Inc. and its subsidiaries (the “Company”) as of May 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended May 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2026, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2026, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 22, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Revenue recognition - Educational services and test preparation courses - refer to Note 2 and Note 21 of the Financial Statements

Critical Audit Matter Description
The revenues of educational services and test preparation courses of the Company are primarily derived from tutoring fees that the Company charges students in advance for its educational services and test preparation courses for the year ended May 31, 2026, which is recognized proportionately over the service period. Revenues of US$4,006,764 thousand were recognized for the current year.
We focused on this area as significant efforts were spent on auditing the occurrence of revenue recognition due to the magnitude of revenue amount and the huge volume of revenue transactions recorded which are required to be processed through the Company’s information technology (“IT”) systems related to revenue orders or contracts initiation, cash collection, tutoring hours records and revenue recognition.
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

•
We tested, on a sample basis, transactions by checking the cash receipt, reviewing the underlying orders or contracts, reviewing the tutoring hours recorded
 and agreeing them to the underlying data from the system used in the transaction processes, and then recalculating the revenue amount.

•	With the assistance of our IT specialists:

•	We tested the IT environment in which revenue orders or contracts are initiated, cash is collected, tutoring hours are recor d e d and revenue is recognized;

•	We tested the automatic controls over systematic recognition of revenue.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
September 22, 2026
We have served as the Company’s auditor since 2006.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2025	2026
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,612,379	1,821,202
Restricted cash, current	180,724	179,103
Term deposits, current	1,092,115	919,492
Short-term investments	1,873,502	2,372,290
Accounts receivable, net of allowance of US$1,579 and US$3,389 as of May 31, 2025 and 2026, respectively	33,629	36,991
Inventory, net	80,884	105,803
Prepaid expenses and other current assets, net of allowance of US$713 and US$784 as of May 31, 2025 and 2026, respectively	307,902	389,132
Amounts due from related parties, current	6,567	7,742

Total current assets	5,187,702	5,831,755

Restricted cash, non-current	24,030	96,185
Term deposits, non-current	355,665	447,295
Property and equipment, net	767,346	880,068
Land use rights, net	54,900	57,191
Amounts due from related parties, non-current	12,464	12,645
Long-term deposits	48,815	56,434
Intangible assets, net	13,020	7,773
Goodwill, net	43,832	46,558
Long-term investments, net (including available-for-sale investment s of US$130,539 and US$150,788 as of May 31, 2025 and 2026, respectively)	388,481	383,063
Deferred tax assets, non-current, net	97,932	105,271
Right-of-use assets	793,842	854,358
Other non-current assets	17,470	13,424

Total assets	7,805,499	8,792,020

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED BALANCE SHEETS -
continued
(In thousands, except share and per share data, or otherwise noted)

	As of May 31,
	2025	2026
	US$	US$
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$79,890 and US$126,153 as of May 31, 2025 and 2026, respectively)	80,484	126,942
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$800,716 and US$912,317 as of May 31, 2025 and 2026, respectively)	830,583	937,749
Dividend payable (including dividend payable of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2025 and 2026, respectively)	—	93,413
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to the Company of US$114,618 and US$139,837 as of May 31, 2025 and 2026, respectively)	167,881	203,531
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to the Company of US$405 and US$88 as of May 31, 2025 and 2026, respectively)	405	88
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$1,951,555 and US$2,236,560 as of May 31, 2025 and 2026, respectively)	1,954,464	2,242,946
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated variable interest entities without recourse to the Company of US$ 251,600 and US$280,888 as of May 31, 2025 and 2026, respectively)	255,997	285,016

Total current liabilities	3,289,814	3,889,685

Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to the Company of US$13,956 and US$13,826 as of May 31, 2025 and 2026, respectively)	14,174	14,094
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the Company of nil and nil as of May 31, 2025 and 2026, respectively)	14,403	—
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$529,550 and US$ 558,321 as of May 31, 2025 and 2026, respectively)	533,376	563,825

Total liabilities	3,851,767	4,467,604

Commitments and contingencies (Note 20)
Equity
Common shares (US$0.001 par value; 3,000,000,000 and shares authorized as of May 31, 2025 and 2026; 1,714,218,870 and 1,712,060,870 shares issued as of May 31, 2025 and 2026; 1,580,288,613 and 1,549,068,783 shares outstanding as of May 31, 2025 and 2026, respectively)	1,703	1,701
Treasury stock	(122)	(151)
Additional paid-in capital	1,467,274	1,311,642
Statutory reserves	502,917	531,253
Retained earnings	1,770,716	2,028,957
Accumulated other comprehensive (loss)/income	(80,615)	112,921

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,661,873	3,986,323

Non-controlling interests	291,859	338,093

Total equity	3,953,732	4,324,416

Total liabilities and equity	7,805,499	8,792,020

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in USD thousands, except, per share and per ADS data)

	For the years ended May 31,
	2024	2025	2026
	US$	US$	US$
Net revenues
Net service revenues	3,500,998	4,334,071	4,893,000
Net product revenues	812,588	566,191	768,294
Total net revenues	4,313,586	4,900,262	5,661,294
Operating cost and expenses
Cost of revenues	(2,050,960)	(2,183,291)	(2,568,167)
Selling and marketing	(660,586)	(783,959)	(855,864)
General and administrative	(1,251,615)	(1,444,463)	(1,594,012)
Impairment loss of goodwill	—	(60,299)	—

Total operating cost and expenses	(3,963,161)	(4,472,012)	(5,018,043)

Operating income	350,425	428,250	643,251

Other income/(expense)
Interest income	153,589	119,605	76,908
Interest expense	(298)	(311)	(28)
Realized gain from long-term investments	185	422	2,384
Impairment loss from long-term investments	(30,007)	(5,215)	—
Gain/(loss) from fair value change of investments	19,025	(10,078)	10,613
Miscellaneous income/(expense), net	922	3,711	(2,579)

Income before income taxes and loss from equity method investments	493,841	536,384	730,549

Provision for income taxes:
Current	(130,927)	(175,611)	(204,197)
Deferred	21,237	29,317	8,086

Provision for income taxes	(109,690)	(146,294)	(196,111)

Loss from equity method investments	(58,933)	(14,257)	(17,777)

Net income	325,218	375,833	516,661

Less: Net income attributable to non-controlling interests	15,627	4,117	41,489

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	309,591	371,716	475,172

Net income per common share (Note 18)
- Basic	0.19	0.23	0.30
- Diluted	0.18	0.23	0.30
Weighted average shares used in calculating basic and diluted net income per common share
- Basic	1,653,597,432	1,619,727,518	1,578,483,794
- Diluted	1,669,499,952	1,631,137,164	1,595,505,635
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share and per share data, or otherwise noted)

	For the years ended May 31,
	2024	2025	2026
	US$	US$	US$
Net income	325,218	375,833	516,661
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(51,130)	19,492	202,107
Unrealized (loss)/ gain on available-for-sale investments, net of tax effect of US$6,191, US$1,418 and US$50 for the years ended May 31, 2024, 2025 and 2026, respectively	(18,843)	(4,252)	3,170

Other comprehensive (loss)/income, net of tax	(69,973)	15,240	205,277

Comprehensive income	255,245	391,073	721,938
Comprehensive income attributable to non-controlling interests	14,031	4,191	53,230

Comprehensive income attributable to New Oriental Education & Technology Group Inc.’s shareholders	241,214	386,882	668,708

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2023	1,643,162,653	1,703	1,939,585	(59)	(27,404)	464,662	1,225,861	3,604,348	210,440	3,814,788
Share repurchase	(7,839,430)	—	(62,935)	(8)	—	—	—	(62,943)	—	(62,943)
Purchase of non-controlling interests (Note 2)	—	—	(57,357)	—	—	—	—	(57,357)	(27,108)	(84,465)
Vested non-vested equity shares (“NES”)	12,191,640	—	(12)	12	—	—	—	—	—	—
Share-based compensation expenses	—	—	50,672	—	—	—	—	50,672	71,786	122,458
Transfer to statutory reserves	—	—	—	—	—	21,091	(21,091)	—	—	—
Net income	—	—	—	—	—	—	309,591	309,591	15,627	325,218
Foreign currency translation adjustment	—	—	—	—	(49,534)	—	—	(49,534)	(1,596)	(51,130)
Unrealized loss on available-for-sale investments, net of tax effect of US$6,191	—	—	—	—	(18,843)	—	—	(18,843)	—	(18,843)
Exercise of share options in East Buy Holding Limited (“East Buy”)	—	—	—	—	—	—	—	—	3,931	3,931
Balance as of May 31, 2024	1,647,514,863	1,703	1,869,953	(55)	(95,781)	485,753	1,514,361	3,775,934	273,080	4,049,014

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY -
continued
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive ( loss ) /income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2024	1,647,514,863	1,703	1,869,953	(55)	(95,781)	485,753	1,514,361	3,775,934	273,080	4,049,014
Share repurchase	(78,117,530)	—	(445,417)	(78)	—	—	—	(445,495)	—	(445,495)
Vested NES	10,891,280	—	(11)	11	—	—	—	—	—	—
Share-based compensation expenses	—	—	48,129	—	—	—	—	48,129	11,804	59,933
Transfer to statutory reserves	—	—	—	—	—	17,164	(17,164)	—	—	—
Dividends	—	—	—	—	—	—	(98,197)	(98,197)	—	(98,197)
Net income	—	—	—	—	—	—	371,716	371,716	4,117	375,833
Foreign currency translation adjustment	—	—	—	—	19,418	—	—	19,418	74	19,492
Unrealized loss on available-for-sale investments, net of tax effect of US$1,418	—	—	—	—	(4,252)	—	—	(4,252)	—	(4,252)
Purchase of non-controlling interests (Note 2)	—	—	(5,380)	—	—	—		(5,380)	(10,166)	(15,546)
Exercise of share options in East Buy	—	—	—	—	—	—	—	—	12,950	12,950

Balance as of May 31, 2025	1,580,288,613	1,703	1,467,274	(122)	(80,615)	502,917	1,770,716	3,661,873	291,859	3,953,732

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY -
continued
(All amounts in thousands, except for share data)

	Common shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive ( loss ) /income	Statutory reserves	Retained earnings	Total New Oriental Education & Technology Group Inc. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Number	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of May 31, 2025	1,580,288,613	1,703	1,467,274	(122)	(80,615)	502,917	1,770,716	3,661,873	291,859	3,953,732
Share repurchase	(42,388,690)	—	(230,848)	(42)	—	—	—	(230,890)	—	(230,890)
Cancellation of treasury stock	—	(2)	—	2	—	—	—	—	—	—
Vested NES	11,168,860	—	(11)	11	—	—	—	—	—	—
Share-based compensation expenses	—	—	78,925	—	—	—	—	78,925	9,541	88,466
Transfer to statutory reserves	—	—	—	—	—	28,336	(28,336)	—	—	—
Dividends	—	—	—	—	—	—	(188,595)	(188,595)	(1,179)	(189,774)
Net income	—	—	—	—	—	—	475,172	475,172	41,489	516,661
Foreign currency translation adjustment	—	—	—	—	190,366	—	—	190,366	11,741	202,107
Unrealized gain on available-for-sale investments, net of tax effect of US$50	—	—	—	—	3,170	—	—	3,170	—	3,170
Purchase of non-controlling interests (Note 2)	—	—	(3,698)	—	—	—	—	(3,698)	(21,044)	(24,742)
Exercise of share options in East Buy	—	—	—	—	—	—	—	—	5,686	5,686

Balance as of May 31, 2026	1,549,068,783	1,701	1,311,642	(151)	112,921	531,253	2,028,957	3,986,323	338,093	4,324,416

The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the years ended May 31,
	2024	2025	2026
	US$	US$	US$
Cash flows from operating activities
Net income	325,218	375,833	516,661
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	100,646	139,807	171,743
Amortization of intangible assets	6,093	5,745	5,849
Amortization of land use rights	81	336	1,137
Loss on disposal of property and equipment	—	2,370	8,079
Loss on deconsolidation of subsidiaries	—	1,048	—
Goodwill impairment	—	60,299	—
Impairment loss from long-term investments	30,007	5,215	—
Realized gain from long-term investments	(185)	(422)	(2,384)
(Gain)/loss from fair value change of investments	(19,025)	10,078	(10,613)
Share-based compensation expenses	122,458	59,933	88,466
Allowance for doubtful accounts	(612)	641	1,568
Loss from equity method investments	58,933	14,257	17,777
Deferred income taxes	(21,231)	(29,317)	(8,086)
Return on investment from an equity method investee	1,386	59	47
Changes in operating assets and liabilities
Accounts receivable	3,339	(16,953)	(2,745)
Inventory	(41,214)	12,427	(19,008)
Prepaid expenses and other current assets	(108,630)	32,215	(27,949)
Amounts due from related parties	(48)	(896)	(133)
Long-term deposits	(12,191)	(10,404)	(4,314)
Right-of-use assets	(223,101)	(138,009)	(9,380)
Accounts payable	37,793	(23,001)	39,032
Accrued expenses and other current liabilities	160,036	57,452	58,938
Income taxes payable	21,723	34,700	36,425
Amounts due to related parties	211	(149)	(330)
Deferred revenue	468,197	163,824	157,654
Operating lease liabilities	212,759	139,504	8,646

Net cash provided by operating activities	1,122,643	896,592	1,027,080

Cash flows from investing activities
Purchase of term deposits	(981,153)	(1,482,948)	(1,235,581)
Proceeds from maturity of term deposits	801,626	1,529,093	1,382,200
Payments for short-term investments	(2,626,749)	(2,780,709)	(2,381,037)
Proceeds from maturity of short-term investments	2,013,408	2,979,482	2,015,915
Purchase of property and equipment	(249,393)	(241,938)	(246,869)
Proceeds from disposal of property and equipment	423	261	298
Payments for long-term investments	(77,892)	(64,314)	(13,686)
Proceeds from disposal of long-term investments	1,191	1,817	14,176
Payment for land use rights	(33,995)	(17,273)	(38)
Loans provided to related parties	(1,388)	(6,371)	(1,405)
Return of investments from equity method investees	—	4,622	8,326
Deconsolidation of subsidiaries	—	(15,150)	—

Net cash used in investing activities	(1,153,922)	(93,428)	(457,701)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS -
continued
(All amounts in thousands)

	For the years ended May 31,
	2024	2025	2026
	US$	US$	US$
Cash flows from financing activities
Proceeds from issuances of common shares upon exercise of share options	3,931	12,950	5,686
Cash paid for shares repurchase	(62,943)	(445,495)	(230,890)
Cash paid for employees’ individual income taxes on withheld shares from exercise of NES	(16,721)	(29,333)	(19,443)
Payments made after business acquisitions	—	(9,350)	—
Cash paid for dividend	—	(98,197)	(96,361)
Repurchase and redeem of unsecured senior notes	(240)	—	(14,403)
Purchase of non-controlling interests	(84,465)	(15,546)	(24,742)

Net cash used in financing activities	(160,438)	(584,971)	(380,153)

Effects of exchange rate changes	(24,606)	9,836	90,131

Net change in cash, cash equivalents and restricted cash	(216,323)	228,029	279,357
Cash, cash equivalents and restricted cash at beginning of year	1,805,427	1,589,104	1,817,133

Cash, cash equivalents and restricted cash at end of year	1,589,104	1,817,133	2,096,490

Supplement disclosure of cash flow information:
Income taxes paid	109,154	147,552	168,547
Interests paid	355	311	153
Non-cash investing and financing activities
Payable for investments and acquisitions	9,885	567	605
Payable for purchase of property and equipment	36,136	52,004	58,279
The accompanying notes are an integral part of these consolidated financial statements.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
As of May 31, 2026, details of the Company’s major subsidiaries, the consolidated VIEs and the VIEs’ major subsidiaries and schools were as follows:

Name	Date of incorporation or acquisition	Place of incorporation (or establishment)/ operation	Legal ownership	Principal activity
Major subsidiaries of the Company:
Beijing Decision Software Technology Company Limited (“Beijing Decision”)	April 20, 2005	PRC	100%	Educational consulting and software development
Beijing Hewstone Technology Company Limited (“Beijing Hewstone”)	April 20, 2005	PRC	100%	Educational software development
Elite Concept Holdings Limited (“Elite Concept”)	December 3, 2007	Hong Kong	100%	Educational consulting
Winner Park Limited (“Winner Park”)	December 9, 2008	Hong Kong	100%	Educational consulting
Smart Shine International Limited (“Smart Shine”)	December 9, 2008	Hong Kong	100%	Educational consulting
Beijing Pioneer Technology Company Limited (“Beijing Pioneer”)	January 8, 2009	PRC	100%	Educational software development
Beijing Smart Wood Software Technology Company Limited (“Beijing Smart Wood”)	December 21, 2011	PRC	100%	Educational consulting and software development
East Buy (Formerly known as “Koolearn Technology Holding Limited”)	February 7, 2018	Cayman Islands	55.61%	Investment holding
New Oriental Xuncheng Technology (HK) Limited (“Xuncheng Tech”)	March 2, 2018	Hong Kong	55.61%	Investment holding
Beijing Dexin Dongfang Network Technology Co., Ltd. (“Dexin Dongfang”)	March 21, 2018	PRC	55.61%	Software and technology services
VIEs of the Company:
New Oriental Education & Technology Group Co., Ltd (“New Oriental China”)	August 2, 2001	PRC	N/A	Education consulting, software development and distributions and other services
Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xuncheng”)	March 11, 2005	PRC	N/A	Software and technology services
Major subsidiaries and schools of the VIEs:
Beijing Haidian District Privately-Funded New Oriental School (“Beijing Haidian School”)	October 5, 1993	PRC	N/A	Language training and test preparation
Hangzhou New Oriental Advanced Study School	July 21, 2005	PRC	N/A	Language training and test preparation
Guangzhou Haizhu District Privately-Funded New Oriental Training School	November 5, 2000	PRC	N/A	Language training and test preparation
Beijing New Oriental Dogwood Cultural Communications Co., Ltd. (“Dogwood”)	May 16, 2003	PRC	N/A	Educational material and content development and distribution
Beijing New Oriental Vision Overseas Consultancy Co., Ltd.	February 19, 2004	PRC	N/A	Oversea study consulting service
Dongfang Optimization (Beijing) Technology Co., Ltd. (“Oriental Optimization”)	October 27, 2021	PRC	N/A	Private label products and livestreaming e-commerce
Oriental Selection (Beijing) Technology Co., Ltd. (“Oriental Selection”)	December 7, 2021	PRC	N/A	Private label products and livestreaming e-commerce
Beijing New Oriental Culture and Tourism Co., Ltd.	July 19, 2023	PRC	N/A	Tourism and camping education

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Michael Minhong Yu (“Mr. Yu”, or the “Founder”)’s consent is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholders of New Oriental China and thus the power to direct the activities that most significantly impact the schools’ economic performance given that New Oriental China has the power to direct the activities of the schools via its sponsorship interest. In addition, the Company’s rights under the power of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
Risks in relation to the VIE structure
The Company believes that the contractual arrangements with the consolidated VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable as of May 31, 2026. However, the uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure
- continued

Mr. Yu is the controlling shareholder of Century Friendship, which owns all of the equity interests in New Oriental China, which in turn owns all of the equity interests in Xuncheng, and Mr. Yu is also a beneficial owner of the Company. The interests of Mr. Yu as the beneficial owner of the VIEs may differ from the interests of the Company as a whole, since Mr. Yu is one of the beneficial shareholders of the Company, holding 12.9% of the total common shares outstanding as of May 31, 2026. The Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as a beneficial owner and director of the VIEs, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as a beneficial shareholder of the VIEs should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and the chairman of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
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
The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs and the VIEs in the Group:

	As of May 31,
	2025	2026
	US$	US$
Total current assets	3,134,190	3,787,279
Total non-current assets	2,227,645	2,545,484
Total assets	5,361,835	6,332,763

Total current liabilities	3,198,784	3,695,843
Total non-current liabilities	543,506	572,147

Total liabilities	3,742,290	4,267,990

	For the years ended May 31,
	2024	2025	2026
	US$	US$	US$
Net revenues	4,280,056	4,888,374	5,643,957
Net income	606,139	674,182	848,869

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure
- continued

The following are cashflows of the VIEs and VIEs’ subsidiaries for the years ended May 31, 2024, 2025 and 2026, after the elimination of intercompany transactions:

	For the years ended May 31,
	2024	2025	2026
	US$	US$	US$
Net cash provided by operating activities	1,310,909	1,041,249	1,192,498
Net cash used in investing activities	(1,234,725)	(546,190)	(520,147)
Net cash used in financing activities	(16,721)	(18,882)	(6,791)
The VIEs contributed an aggregate of 99.2%, 99.8% and
99.7% of the
 consolidated net revenues for the years ended May 31, 2024, 2025 and 2026, respectively. The Company’s operations not conducted through contractual arrangements with the VIEs primarily consist of the lease of its commercial property. As of May 31, 2025 and 2026, the VIEs accounted for an aggregate of 68.7% and
72.0%, respectively,
of the consolidated total assets, and 97.2%, and
95.5%, respectively,
of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, prepaid expenses, short-term investments and long-term investments.
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
Goodwill, net
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group’s goodwill as of May 31, 2025 and 2026 relates to its acquisitions of certain companies and schools.
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments, net
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Non-controlling
interests
- continued

For the years ended May 31, 2025 and 2026, East Buy accumulatively repurchased its
7,663,000 and 7,578,000 ordinary shares with a total consideration of US$15.5 million and US$24.7 million, respectively. The Company accounted for the purchase activities as equity transactions of investments by owners in accordance with ASC 810-10-45-23. Therefore, no gain or loss were recognized in the Company’s consolidated statements of operations. As a result, the difference of US$5.4 million and US$3.7 million between cash paid and the amount by which the non-controlling interest is adjusted was recognized in equity attributable to the Company and recorded in additional paid-in capital for the years ended May 31, 2025 and 2026, respectively.
Value added tax (“VAT”).
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

(a)	Net service revenues - continued

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
When the Group, as a promoter, provides promotion services about the specified goods for the merchants in the form of livestream on the
e-commerce
platforms, the Group serves as an agent. The Group earns commissions on the sales of the specified goods transacted through the
e-commerce
platform at the agreed commission rates. Commission revenue of livestreaming
e-commerce
is recognized at a point in time upon the customers purchase merchants’ products through the
e-commerce
platforms.
For the year ended May 31, 2026, US$4,006,764, US$122,017, US$511,346 and US$252,873 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming
e-commerce,
overseas study consulting services and other segments, respectively. For the year ended May 31, 2025, US$3,456,189, US$119,092, US$516,367 and US$242,423 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming
e-commerce,
overseas study consulting services and other segments, respectively. For the year ended May 31, 2024, US$2,716,174, US$190,860, US$439,744 and US$154,220 of service revenues were derived from educational services and test preparation courses, private label products and livestreaming
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
For the year ended May 31, 2026, US$684,895 and US$83,399 of product revenues were derived from private label products and livestreaming
e-commerce,
and other segments, respectively. For the year ended May 31, 2025, US$481,189 and US$85,002 of product revenues were derived from private label products and livestreaming
e-commerce,
and other segments, respectively. For the year ended May 31, 2024, US$709,754 and US$102,834 of product revenues were derived from private label products and livestreaming
e-commerce,
and other segments, respectively.
As of May 31, 2025 and 2026, the Group did not have any contract assets. The Group’s contract liabilities mainly consist of prepayments from customers (deferred revenue), with a balance of US$1,954,464 and US$ 2,242,946 as of May 31, 2025 and 2026, respectively. Substantially all contract liabilities as of May 31, 2025 were recognized as revenues during the year ended May 31, 2026 and substantially all contract liabilities as of May 31, 2026 are expected to be realized in the following year. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.
Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of May 31, 2025 and 2026, refund liability amounted to US$181,417 and US$206,173, respectively, and are included in accrued expenses and other current liabilities.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
Advertising costs
The Group expenses advertising costs as they are incurred. Total advertising expenses were US$86,493, US$123,962 and US$ 159,742 for the years ended May 31, 2024, 2025 and 2026, respectively, and have been included as part of selling and marketing expenses.
Government subsidies
The government subsidies provided by the local government mainly included funding to support the growth of the Group. The Group recognizes government subsidies as miscellaneous income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future return. Government subsidies received and recognized as miscellaneous income totaled US$15,000, US$9,702 and US$11,461 for the years ended May 31, 2024, 2025 and 2026, respectively.
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk
RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to US$2,301,739 and US$2,720,556 as of May 31, 2025 and 2026, respectively.
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
Fair value of financial instruments
The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, term deposit, short-term investments, accounts receivable, amounts due from/to related parties, available-for-sale investments, equity security with/without readily determinable fair values, accounts payable and unsecured senior notes. The Group carries its available-for-sale investments, equity securities with readily determinable fair values, wealth management products and trading securities at fair value and carries its equity securities without readily determinable fair values at cost, less impairment, plus or minus observable price changes in a similar transaction. The carrying amounts of other financial instruments except for unsecured senior notes approximate their fair values due to the short-term maturities of these instruments. The estimated fair value of the Group’s unsecured senior notes as of May 31, 2025 approximated US$14.4 million, and represented a level 2 measurement. The unsecured senior notes were fully redeemed by the Company at maturity on July 2, 2025, at their fair value as of the redemption date, for a total consideration of US$14.4 million.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
Comprehensive income
Comprehensive income includes net income, unrealized (loss)/gain on available-for-sale investments and foreign currency translation adjustment. Comprehensive income is reported in the consolidated statements of comprehensive income.
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
Concentration of credit risk
Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments and accounts receivable. As of May 31, 2025 and 2026, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash and short-term investments were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. The Group did not have any customers constituting 10% or more of the consolidated net revenues and accounts receivable in the fiscal years 2025 and 2026, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES- continued

Recent accounting pronouncements adopted
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which aims to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2024. The Company adopted this new standard beginning from June 1, 2025 on a prospective basis.
Recently issued accounting pronouncements not yet adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. For public business entities, this update is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group expects the adoption of the ASU will result in additional disaggregation of expense captions within its footnote disclosures.
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
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual reporting periods, with early adoption permitted. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

3.	BUSINESS ACQUISITIONS
Business acquisition in the fiscal year 2023:
Xizang Tianli Education Technology Co., Ltd. (“Xizang Tianli”)
In December 2018, the Group invested US$4,344 in Xizang Tianli, a company engaged in developing educational products, for a 5.0% equity interests. In April 2020 and December 2020, the Group further subscribed 5.0% and 11.0% equity interests with consideration of US$6,516 and US$14,334, respectively. Before the acquisition, the Group held 17.4% of total equity interests in Xizang Tianli which accounted for as equity securities without readily determinable fair value as Xizang Tianli is as private company without readily determinable fair value. In September 2022, the Group subscribed 12.4% equity interests with a consideration of US$13,031, meanwhile acquired another 30.0% equity interests in Xizang Tianli from other four shareholders (“Sellers”) with a total consideration of US$19,547, in which US$9,773 had been paid during the year ended May 31, 2023, and the remaining amount had been fully paid in the fiscal year 2025.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	BUSINESS ACQUISITIONS - continued

Xizang Tianli Education Technology Co., Ltd. (“Xizang Tianli”)
- continued

The acquisition of 42.4% equity interest resulted in a step acquisition whereby the Group remeasured the fair value of its previously held equity interest in
Xizang
Tianli. The fair value of the equity interest previously held by the Group was measured at fair value using a discounted cash flow method and taking into account certain factors including the projection of discounted future cash flow and an appropriate discount rate.
According to the acquisition agreement of Xizang Tianli, under profit commitment arrangement for the time period September 2022 to August 2025, the Sellers are to return part of the consideration or transfer additional Xizang Tianli’s shares or the Company is to deliver cash to the founders of Xizang Tianli, if certain contingency is met. The Company records the contingent considerations at fair value on the acquisition date. The fair value is remeasured at each reporting date and changes in fair value are recorded in the consolidated statements of operations.
After this transaction, the Group holds 59.8% equity interests of
Xizang
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

No business acquisition occurred in the fiscal year 2024, 2025 and 2026.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

4.	SHORT-TERM INVESTMENTS
Short-term investments consisted of the following:

	As of May 31,
	2025	2026
	US$	US$
Wealth management products measured at fair value	1,744,835	2,166,493
Trading securities	128,667	205,797

	1,873,502	2,372,290

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

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET
Prepaid expenses and other current assets, net, consisted of the following:

	As of May 31,
	2025	2026
	US$	US$
Receivable from third party payment platform	93,125	152,703
Advances to suppliers	81,246	84,861
Prepaid advertising fees	23,989	34,596
VAT recoverable	31,007	29,625
Interest receivables	26,282	25,314
Rental deposits	18,782	20,611
Prepaid rents (a)	10,690	18,028
Staff advances (b)	9,672	8,956
Deposits of advertising and decoration	1,958	208
Others	11,864	15,014

	308,615	389,916
Less: allowance for prepaid expenses and other current assets	(713)	(784)

	307,902	389,132

(a)	Prepaid rents represent the prepayment of rent related to leases less than 12 months.

(b)	Staff advances were provided to staff for travelling and business related use, and related expenditures are expensed as incurred.

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consisted of the following:

	As of May 31,
	2025	2026
	US$	US$
Buildings	394,290	416,852
Transportation equipment	6,314	6,753
Furniture and education equipment	193,822	237,972
Computer equipment and software	215,109	260,563
Leasehold improvements	490,484	620,212
Construction in progress	26,852	68,084

	1,326,871	1,610,436
Less: accumulated depreciation	(573,958)	(704,637)
Exchange differences	14,433	(25,731)

	767,346	880,068

Depreciation expenses for the years ended May 31, 2024, 2025 and 2026 were US$100,646, US$139,807 and US$171,743, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

7.	LAND USE RIGHTS, NET
Land use rights, net, consisted of the following:

	As of May 31,
	2025	2026
	US$	US$
Land use rights	55,823	59,354
Less: accumulated amortization	(975)	(2,112)
Exchange differences	52	(51)

Land use rights, net	54,900	57,191

The Group obtained a land use right from the authorities during the year of 2025. The carrying amount of the land use right is US$50,774, and is amortized on a straight-line basis over the land use rights period, which is approximately 50 years.
Amortization expenses for land use rights for the years ended May 31, 2024, 2025 and 2026 were US$81, US$336 and US$1,137, respectively. The Group expects to recognize US$1,136 in amortization expense for each of the next five years and US$50,249 thereafter.

8.	INTANGIBLE ASSETS, NET
Intangible assets, net, consisted of the following:

	As of May 31,
	2025	2026
	US$	US$
Intangible assets with indefinite lives:
Trademark	227	242
Intangible assets with finite lives:
Trademark	16,093	16,972
Courseware	1,199	1,275
Student base	12,022	12,699
Favorable lease	651	693
License	415	415
Copyright	2,223	2,365
Distribution channel	16,530	17,587

	49,360	52,248

Less: accumulated amortization	(37,393)	(43,242)
Exchange differences	1,053	(1,233)

	13,020	7,773

Amortization expenses for the intangible assets for the years ended May 31, 2024, 2025 and 2026, were US$6,093, US$5,745 and US$5,849, respectively. As of May 31, 2026 the Group expects to recognize amortization expenses of US$5,986, US$1,492, US$22, US$22, and US$6, for the next five years, respectively, and US$3 thereafter.
For the years ended May 31, 2024, 2025 and 2026, no impairment loss was recorded.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

9.	GOODWILL, NET
Goodwill, net, consisted of the following:

	As of May 31,
	2025	2026
	US$	US$
Beginning balance	139,743	139,916
Exchange differences	173	2,726
Ending balance	139,916	142,642
Accumulated impairment	(96,084)	(96,084)

Goodwill, net	43,832	46,558

The Group performed its annual goodwill impairment testing at the end of each reporting period or more frequently if events or changes in circumstances indicate that it might be impaired. For the year ended May 31, 2025, the Group concluded that the carrying amount of the reporting unit of kindergarten business exceeded its fair value by using a discounted cash flow model and recognized goodwill impairment losses of US$60,299 in the Company’s consolidated statements of operations. For the years ended May 31, 2024 and 2026, the Group concluded that the carrying amount of reporting units did not exceed their fair values and recorded no impairment losses.

10.	LONG-TERM INVESTMENTS, NET
Long-term investments, net, consisted of the following:

	As of May 31,
	2025	2026
	US$	US$
Equity securities with readily determinable fair value:
Sunlands Online Education Group (“Sunlands”) (a)	6,319	6,928
Other investments	1,532	2

Subtotal	7,851	6,930

Equity securities without readily determinable fair value:
Xizang Songtsam Green Valley Cultural Tourism Co., Ltd. (“Songtsam”) (b)	58,717	62,473
EEO Education Technology Co., Ltd. (“EEO”) (c)	9,312	—
Other investments (d)	14,444	13,329

Subtotal	82,473	75,802

Equity method investments:
VM EDU Fund I, L.P. (e)	48,345	33,789
New Oriental Education and Culture Industry Fund (Zhangjiagang) Partnership (Limited Partnership) (“Education Industry Fund”) (f)	38,592	29,532
Thaiwoo Enterprise Management Co., Ltd. (“Thaiwoo Management”) (g)	50,180	54,767
Other investments (h)	30,501	31,455

Subtotal	167,618	149,543

Available-for-sale investments:
Shanghai Golden Education & Training Co., Ltd. (“Golden Finance”) (i)	46,729	49,719
Happy_seed (Cayman) Ltd. (“Happy Seed”) (j)	20,183	20,679
Tianjin Uhozz Internet Technology Co., Ltd. (“Uhozz”) (k)	17,890	17,890
HBC Holding Cayman Islands Ltd. (“HBC”) (l)	14,569	29,631
Other available-for-sale investments (m)	31,168	32,869

Subtotal	130,539	150,788

	388,481	383,063

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS, NET - continued

(a)
For the years ended May 31, 2024, 2025 and 2026, as the stock price of Sunlands fluctuated, gain of US$4,503, loss of US$1,772 and gain of US$609 were recorded in gain/(loss) from fair value change of investments on the Group’s consolidated statements of operations, respectively.

(b)
In September 2024, the Group invested 12.4% equity interests in Songtsam, a company engaged in the business of culture, tourism and accommodation and catering services. In November 2024, the Group acquired another additional 6.0% equity interests from other third parties. The Group accounted for the investment as equity securities without readily determinable fair value as Songtsam is a private company without readily determinable fair value and the investment is with liquidation preference. For the year ended May 31, 2026, no impairment loss was recorded from this investment.

(c)
In April 2017, the Group acquired 10% equity interests in EEO, a company engaged in the business of developing on-line
classroom product. The Group accounted for the investment as equity securities without readily determinable fair value as EEO is a private company without readily determinable fair value. For the years ended May 31, 2024 and 2025, no impairment loss was recorded from this investment. In September 2025, the Group disposed EEO for a total consideration of US$11,952, and realized gain of US$2,640 was recorded in realized gain from long-term investments for the year ended May 31, 2026.

(d)
The Group holds several insignificant investments in third-party private companies and has no ability to exercise significant influence over the investees. Those investments were accounted for using the measurement alternative when there is no readily determinable fair value for the investments. The Group recorded US$4,358, US$803 and nil impairment loss on these investments for the years ended May 31, 2024, 2025 and 2026, respectively.

(e)
In June 2019, VM EDU Fund I, L.P., a market-driven investment entity, was established. The Group participates in VM EDU Fund I, L.P. as a limited partner and invested US$33,789 in VM EDU Fund I, L.P. as of May 31, 2026. The Group accounts for the investment under the equity method in accordance with Equity Method of Accounting (“ASC 323”) because the Group is a limited partner and owns 49.7% interest in VM EDU Fund I, L.P.

(f)
In July 2018, Education Industry Fund was established. There are two general partners in the fund, which include an entity invested by Mr. Yu and an unrelated third party. The Group participates in Education Industry Fund as a limited partner and invested US$29,532 in Education Industry Fund as of May 31, 2026. The Group accounts for the investment under the equity method in accordance with ASC 323, because the Group is a limited partner and owns 44.8% interest in Education Industry Fund.

(g)
In January 2024, the Group invested in Thaiwoo Management, a company engaged in the business of real estate and ski resort operation, with a consideration of US$55,574. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group has significant influence and owns 35.0% interest in Thaiwoo Management.

(h)
The Group holds from 5.5% to 49.0% equity interests in other 9 third-party companies through investments in their common shares or in-substance
common shares as of May 31, 2026. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. For the years ended May 31, 2024, 2025 and 2026, no impairment loss was recorded.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

10.	LONG-TERM INVESTMENTS, NET - continued

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

(l)
In September 2023, the Group invested 15.0% equity interests in HBC, a company engaged in providing customized private tours and tourism services. In July 2024 and January 2026, the Group acquired additional 9.8% and 16.6% equity interests from other third parties respectively.
The Group accounted for the investment as
available-for-sale
investments since the investee’s preferred shares held are redeemable and determined to be debt securities and measured at fair value.

(m)
Other
available-for-sale
investments represent several insignificant individual investments classified as available-for-sale
investments as of May 31, 2025 and 2026. Realized gain of US$244 and US$36 were recorded in realized gain from long-term investments for the years ended May 31, 2025 and 2026, respectively. The Group recorded US$4,412 and nil impairment loss on these investments for the years ended May 31, 2025 and 2026, respectively.

The Group recognized impairment losses from long-term investments amounting to US$30,007, US$5,215 and nil for the years ended May 31, 2024, 2025 and 2026, respectively, as the Group believes the carrying value of these investments were no longer recoverable.

F
- 35

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
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
As of May 31, 2025 and 2026, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

11.	FAIR VALUE MEASUREMENT - continued

Assets and liabilities measured at fair value on a recurring basis
- continued

	As of May 31, 2026
Description	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	US$	US$	US$	US$
Short-term investments:
Wealth management products measured at fair value (a)	—	2,166,493	—	2,166,493
Trading securities (a)	205,797	—	—	205,797
Long-term investments:
Equity securities with readily determinable fair values (b)	6,930	—	—	6,930
Available-for-sale investments (c)	—	—	150,788	150,788

Total	212,727	2,166,493	150,788	2,530,008

(a)
The short-term investments of wealth management products use alternative pricing sources, accordingly classified Level 2 measurement. The short-term investments of trading securities are valued at their daily closing price as reported by the financial institutions and are classified Level 1 measurement.

(b)
The Company measured the fair value of its investments in common shares of listed companies using the market approach based on the quoted stock price of its investees in the active market and has classified it as Level 1 measurement.

(c)
As of May 31, 2026, the fair value of
available-for-sale
investments amounted to US$150,788, with original cost of US$106,628 and unrealized gain of US$44,160. As of May 31, 2025, the fair value of available-for-sale
investments amounted to US$130,539, with original cost of US$89,599 and unrealized gain of US$40,940.

For redeemable preferred shares that do not have a quoted market rate, when recent transactions are available, the Company measured their fair value based on recent transactions. Recent transactions include the purchase price agreed by an independent third party for a similar investment and have been classified as Level 2 measurement. When no recent transactions are available, the Company has classified those as Level 3 measurement and a market approach or income approach will be used by the Company to measure fair value. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The assumptions are inherently uncertain and subjective. Specifically, some of the significant unobservable inputs included the expected volatility, discount rate as well as discount of lack of marketability. Changes in any unobservable inputs may have a significant impact on fair values. As of May 31, 2026, the fair values of available-for-sale
investments classified as Level 3 were measured using the market or income approaches with significant unobservable inputs were based on the following assumptions: (1) expected volatility ranging from 30.7% to 95.6%, (2) discount rate 19%, and (3) discount of lack of marketabilit
y ranging from 15.0% to 25.0%.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

11.	FAIR VALUE MEASUREMENT - continued

Assets and liabilities measured at fair value on a recurring basis
- continued

The Group had transfers between Level 2 and Level 3 during the year ended May 31, 2026. However, there were no transfers between Level 1, Level 2, and Level 3 fair value measurements during the year ended May 31, 2025. The following table provides additional information about the reconciliation of the fair value measurements of assets using significant unobservable inputs (Level 3).

Level 3 investments
US$
Balance as of June 1, 2024	125,777
Unrealized loss	(5,670)
Impairment	(4,412)
Disposals	(140)
Foreign exchange difference	415

Balance as of May 31, 2025	115,970
Addition	12,338
Transfer from level 2	14,569
Unrealized gain	3,220
Foreign exchange difference	4,691

Balance as of May 31, 2026	150,788

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of May 31,
	2025	2026
	US$	US$
Accrued payroll	421,746	485,363
Refund liability (a)	181,417	206,173
Payable for purchase of property and equipment	52,004	58,279
Accrued advertising fees	24,453	33,413
Amounts reimbursable to employees (b)	23,615	31,809
Advance payment from students (c)	21,768	22,174
VAT payable	17,987	16,076
Payment to merchant (d)	14,558	16,761
Welfare payable	12,574	17,260
Refundable deposits (e)	7,949	8,412
Royalty fees payable (f)	6,844	6,707
Rent payable	4,393	3,114
Other taxes payable	3,956	2,922
Accrued professional service fees	1,902	2,709
Payable for investments and acquisitions	567	605
Others (g)	34,850	25,972

Total	830,583	937,749

(a)	The refund liability is recognized for variable amount of the considerations received from the customers and recorded as refund liability as described in Note 2.

(b)	Amounts reimbursable to employees include travelling and business related expenses.

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
Operating lease costs for the years ended May 31, 2024, 2025 and 2026 were US$209,327, US$278,558 and US$324,348, respectively, which excluded cost of short-term leases. Short-term lease costs for the years ended May 31, 2024, 2025 and 2026 were US$53,907, US$63,366 and US$59,777, respectively.
As of May 31, 2025 and 2026, the weighted average remaining lease term was 3.7 years and 3.5 years, respectively, and the weighted average discount rate was 4.4% and 4.2% for the Group’s operating leases, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	LEASE - continued

Supplemental cash flow information related to the operating leases is as follows:

	For the years ended May 31,
	2025	2026
	US$	US$
Cash payments for the operating leases	281,410	327,309
Right-of-use assets obtained in exchange for the new operating lease liabilities	423,895	381,031

A summary of maturity analysis of the annual undiscounted cash flows for the operating lease liabilities as of May 31, 2026 is as follows:

As of May 31, 2026
US$
Fiscal year ending
May 31, 2027	322,696
May 31, 2028	253,734
May 31, 2029	181,703
May 31, 2030	101,368
May 31, 2031	38,310
Thereafter	12,683

Total future lease payments	910,494
Less: Imputed interest	(61,653)

Present value of operating lease liabilities	848,841

As of May 31, 2026, the Group has lease contracts that have been entered into but not yet commenced amounting to US$65,450, and these contracts will commence in the fiscal year 2027.
For the years ended May 31, 2024, 2025 and 2026, no impairment loss was recorded.

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

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	UNSECURED SENIOR NOTES - continued

For the year ended May 31, 2024, the Company repurchased unsecured senior notes with a total principal amount of US$250 at a repurchase price of US$240. The repurchased unsecured senior notes were derecognized from the Group’s consolidated balance sheets, and the relevant repurchase gains amounting to US$13 were recognized in the Group’s consolidated statements of operations for the year ended May 31, 2024. For the year ended May 31, 2025, the Company did not repurchase unsecured senior notes.
The senior notes were fully redeemed by the Company at maturity on July 2, 2025, at their fair value as of the redemption date, for a total consideration of
 US$14.4
million.

15.	COMMON SHARES AND TREASURY STOCK
As of May 31, 2025 and 2026, the Company had 3,000,000,000 common shares authorized with par value of US$0.001.
The movements of the outstanding common shares and treasury stock are as follows:

	Number of common shares	Number of treasury stock
Shares outstanding as of May 31, 2024	1,647,514,863	55,110,930
Issuance of common share for NES	10,891,280	(10,891,280)
Shares repurchase (a)	(78,117,530)	78,117,530

Shares outstanding as of May 31, 2025	1,580,288,613	122,337,180

Issuance of common share for NES	11,168,860	(11,168,860)
Shares repurchase (b)	(42,388,690)	42,388,690
Cancellation (c)	—	(2,158,000)

Shares outstanding as of May 31, 2026	1,549,068,783	151,399,010

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

(b)
On October 27, 2025, a share repurchase program was approved by the Board of Director, under which the Company may repurchase up to an aggregate of US$300 million of its common shares and/or ADS through May 31, 2026. During the year ended May 31, 2026 the Company repurchased 3,719,979 ADS and 5,188,900 common shares on the open market for total consideration of US$230.9 million. The Group accounts for repurchased common shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

(c)	On May 12, 2026, the Company cancelled 2,158,000 common shares, which were previously repurchased and recorded as treasury stocks.

16.	SHARE-BASED COMPENSATION
2016 Share Incentive Plan
The Company adopted 2016 Share Incentive Plan (“2016 Share Incentive Plan”) in January 2016 to provide incentives to employees and directors after the expiration of the previous 2006 Share Incentive Plan. Under the 2016 Share Incentive Plan, the Company is authorized to issue up to 100,000,000 common shares pursuant to awards (including options) granted to its employees, directors, and consultants. The 2016 Share Incentive Plan is effective upon its adoption by the board of directors and continue in effect for a term of ten years unless terminated sooner.
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
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued

2016 Share Incentive Plan
- continued

On January 26, 2025, the Board of Directors of the Company approved an amendment to 2016 Share Incentive Plan that the maximum aggregate number of common shares that may be issued pursuant to all awards granted was increased from 100,000,000 shares to 200,000,000 shares, and the term of the 2016 Share Incentive Plan was extended from 10 years to 15 years.
NES
For the year ended May 31, 202
6
, 11,168,860 treasury stock had been issued to employees and directors upon the vesting of their NES. The NES activities under the 2016 Share Incentive Plan for the year ended May 31, 2026 are summarized as follows:

	Number of NES	Weighted- average grant date fair value (US$)
NES outstanding as of May 31, 2025	47,805,400	4.29
Vested	(11,168,860)	3.03
Forfeited	(539,010)	4.58
NES outstanding as of May 31, 2026	36,097,530	4.68

The total fair value of NES vested for the years ended May 31, 2024, 2025 and 2026 were US$79,775, US$76,133 and US$33,851, respectively. The weighted average grant date fair value of NES granted for the years ended May 31, 2024, 2025 and 2026 were US$5.99, US$4.67 and nil, respectively. As of May 31, 2026, the total unrecognized compensation expenses for NES of US$64,438 are expected to be recognized over a weighted average period of 1.58 years.
The total compensation expenses of NES are recognized using graded vesting method over the respective vesting periods. The Group recorded the related compensation expenses of US$50,672, US$48,129 and US$78,925 for the years ended May 31, 2024, 2025 and 2026, respectively.

F - 4
2

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued

East Buy
Post-IPO
Share Option Scheme
On January 30, 2019, the board of directors of East Buy approved an employee’s share option plan (the
“Post-IPO
Share Option Scheme”).
The movements of share options under the Post-IPO Share Option Scheme are summarized as follows:

	Number of share options	Weighted average exercise price per option (US$)
Outstanding as of May 31, 2025	30,813,536	0.67

Exercised	(8,484,000)	0.67

Outstanding as of May 31, 2026	22,329,536	0.67

Options vested and expected to vest as of May 31, 2026	22,329,536	0.67

Exercisable as of May 31, 2026	22,329,536	0.67

East Buy recognized the total compensation expenses of US$4,287, US$898 and US$ nil for the years ended May 31, 2024, 2025 and 2026, respectively, in relation to the
Post-IPO
Share Option Scheme. The total intrinsic value of options exercised for the years ended May 31, 2024 ,2025 and 2026 were US$10,767, US$7,188 and US$26,129, respectively.
East Buy 2023 Scheme
On February 20, 2023, the board of directors of East Buy approved a new post-IPO
share scheme (“East Buy 2023 Scheme”).
On April 28, 2026, pursuant to the 2023 Scheme the Company granted

19,301,400
share awards to

individuals including certain directors for the purpose of providing incentives to them. The above grant has a total vesting period of
3
years from the date of grant, and the total NES will vest evenly and annually within the vesting period upon certain performance conditions are met.

F - 4
3

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued

East Buy 2023 Scheme
- continued

The movements of share awards under the East Buy 2023 Scheme are summarized as follows:

	Number of shares	Weighted- average grant date fair value
		US$
NES outstanding as of May 31, 2025	5,563,120		3.69
Granted	19,301,400		3.63
Forfeited	(83,440)		3.68
Cancelled	(39,000)		3.63
Vested	(5,479,680)		3.69
NES outstanding as of May 31, 2026	19,262,400		3.63

East Buy recognized the total compensation expenses of US$67,499, US$10,682 and US$8,032 for the years ended May 31, 2024, 2025 and 2026, respectively, in relation to the East Buy 2023 Scheme.
As of May 31, 2025 and 2026, the total unrecognized compensation expenses for NES of US$5,915 and US$66,020 are expected to be recognized over a weighted average period of 0.9 years and 1.9 years, respectively.
East Buy 2025 Scheme
On April 11, 2025, the board of directors of East Buy approved a new post-IPO
share scheme (“East Buy 2025 Scheme”).
On April 11, 2025, the Company granted1,780,000 share awards to 5 individuals, including four directors and one employee. 2025 Scheme stipulates that four independent non-executive
directors will be granted 20,000 NES each year over the next three years and each grant will vest annually within one year vesting period, and the employee was granted 1,700,000 NES, and 33% of the total NES will vest annually within three years vesting period.
On May 29, 2026, the Company granted
 20,000 shares each year over the next three years to a
non-executive
director.
The movements of share awards of the East Buy 2025 Scheme are summarized as follows:

	Number of shares	Weighted- average grant date fair value (US$)
NES outstanding as of May 31, 2025	1,780,000	1.46
Granted	100,000	3.59
Vested	(641,000)	1.46

NES outstanding as of May 31, 2026	1,239,000	1.63

The Group recognized total expense of US$224 and US$1,509 in relation to the share awards granted under East Buy 2025 Scheme of the Company for the years ended May 31, 2025 and 2026, respectively.
As of May 31, 2025 and 2026, the total unrecognized compensation expenses for NES of US$2,382 and US$1,233 are expected to be recognized over a weighted average period of 1.9 years and 1.3 years, respectively.

F - 4
4

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	INCOME TAXES
Cayman Islands& the British Virgin Islands (“BVI”)
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
United States (“US”)
Walkite International Academy (U.S.A.) Co., Ltd. and Blingabc (US) are incorporated in the US and are subject to federal income tax and state income tax at 21% and 8.8%, respectively.
United Kingdom (“UK”)
Walkite International Academy Co., Ltd. and New Oriental Vision Overseas Consulting (U.K.) Ltd. are incorporated in the UK and are subject to income tax rate at 19%.
Australia
New Oriental Vision Overseas Consulting Australia Pty Ltd. and East Buy Global Shopping Pty Ltd. are incorporated in Australia and is subject to income tax rate at 30%.
Canada
Walkite International Academy (Canada) Co., Ltd. and New Oriental Vision Overseas Consulting Canada Inc. are incorporated in Canada and are subject to income tax rate at 15% in federal and 11.5% in provincial.
Japan
New Oriental Vision Overseas (JPN) Co., Ltd were established in Japan and subject to the Japan profit tax rate at 23.2%.
Hong Kong
Smart Shine, Winner Park, Elite Concept, One World Limited, Garden House Limited, Xuncheng Tech, Asia Pacific Montessori Education Co., Ltd. (“Asia Pacific”), Dongfang Youbo (HK) Education Limited (“Dongfang Youbo (HK) “), Hong Kong New Oriental Vision Overseas Limited, New Oriental Vision Overseas (HK) Education Limited, Blingabc, New Oriental Cultural Tourism Group Holding Limited and East Buy Global Shopping (Hong Kong) Limited are incorporated in Hong Kong. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. No provision in above subsidiaries for Hong Kong profit tax has been made in the consolidated financial statements as they do not have any assessable income for the years ended May 31, 2024, 2025 and 2026, except for provision of US$1,738 and US$2,447 by Smart Shine for the year ended May 31, 2025 and 2026, US$2,239 and US$2,965 by Elite Concept for the years ended May 31, 2025 and 2026, respectively, US$377 and US$251 by Hong Kong New Oriental Vision Overseas Limited for the year ended May 31, 2025 and 2026 and US$969 by Blingabc for the year ended May 31, 2025. Elite and Smart Shine received dividends of nil, US$421,471 and US$133,769 for the years ended May 31, 2024, 2025 and 2026, respectively. Withholding taxes of US$4,227, US$18,592 and US$7,342 in connection with the dividends were fully paid for the years ended May 31, 2024, 2025 and 2026, respectively.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	INCOME TAXES - continued

PRC
The Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools are subject to 25% standard enterprise income tax (“EIT”) except for those accepted as qualified for small-scale enterprises, or granted preferential tax treatment.
Significant components of provision for income taxes for the years ended May 31, 2024, 2025 and 2026 were as follows:

	For the years ended May 31,
	2024	2025	2026
	US$	US$	US$
Current:
PRC	130,927	175,611	204,197

Deferred:
PRC	(21,237)	(29,317)	(8,086)

Total provision for income taxes	109,690	146,294	196,111

Enterprises that qualify as a high and new technology enterprise (“HNTE”) are subject to a tax rate of 15%.
Beijing Hewstone, Beijing Decision, Beijing Pioneer, Beijing Smart Wood, Dexin Dongfang
,
 Beijing
Be-linked
Online Education Company Limited, Beijing Bright Future Education&Technology Company Limited, Beijing Chuangying Oriental Technology Co., Ltd (“Beijing Chuangying”) and Beijing Zhiyuan Hangcheng Software Technology Company Limited (“Beijing Zhiyuan”) continued to qualify as HNTE, while Beijing Huizhi Yiread Technology Co., Ltd.( Beijing Huizhi) obtained HNTE qualification certificate on December 2025. The aforementioned entities were subject to a tax rate of
 15%
for the year ended May 31, 2026.
Hainan Dongfang Zhixin Technology Company Limited, Zhuhai Zekai Software Technology Company Limited, Zhuhai Chongshengheli Network Technology Co., Ltd, and
Xizang
Tianli enjoyed the EIT tax rate of 15% because of the preferential corporate income tax policies for local tax concessions.
Enterprises that qualify as the newly established software enterprise (“NESE”) are exempt from the EIT for two years beginning the enterprise’s first profitable year followed by a tax rate of 12.5% for the succeeding three years.
Beijing Zhiyuan and Beijing Chuangying are qualified as NESE and enjoy the EIT tax benefit from January 2019 to December 2023. After expiration, Beijing Zhiyuan and Beijing Chuangying qualified as “HNTE” and subject to a tax rate of
 15%. Beijing Yuda Oriental Software Technology Company Limited is qualified as NESE and enjoy the EIT tax benefit from January 2023 to December 2027. Beijing Dongfang Sihong Technology Co., Ltd. is qualified as NESE and enjoy the EIT tax benefit from January 2025 to December 2029.
Since its establishment through May 31, 202
6
, Beijing Haidian School was not required by the governing tax bureau to pay any EIT. If Beijing Haidian School is required to pay EIT in the future, this could have material impact to the Group’s consolidated financial statements. However, the Group believes that it is not more likely than not that any change to the tax treatment of Beijing Haidian School shall be prospectively applied.

F - 4
6

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	INCOME TAXES - continued

PRC
- continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of May 31,
	2025	2026
	US$	US$
Deferred tax assets
Allowance for doubtful accounts	28,462	30,043
Accrued expenses	77,786	93,025
Net operating loss carry-forward	254,914	231,187

Total deferred tax assets	361,162	354,255

Less: valuation allowance	(263,230)	(248,984)

Total deferred tax assets, net	97,932	105,271

Deferred tax liabilities
Acquired assets	2,557	1,764
Tax impact from the unrealized gain on long-term investments	11,617	12,330

Total deferred tax liabilities	14,174	14,094

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ earnings within the Group.
The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to entities with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was US$263,230 and US$248,984 as of May 31, 2025 and 2026, respectively.
As of May 31, 202
6
,
the Group had net operating loss carried-forwards of US$1,098,377 from the Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools which will expire during the period from
2026
to
2031
except for those arose from HNTEs, which will expire during the period from 202
6
to 203
6
.
A reconciliation of the provision for income taxes computed by applying the PRC EIT rates of 25% for the years ended May 31, 2024 and 2025 to income before provision for income tax and the actual provision for income tax is as follows:

	For the years ended May 31,
	2024	2025
	US$	US$
Income before income taxes and loss from equity method investments	493,841	536,384
PRC statutory income tax rate	25%	25%
Income tax at statutory income tax rate	123,460	134,096
Effect of non-deductible expenses and loss and super deduction expenses	68,741	44,173
Effect of income tax exemptions and preferential tax rates	(24,810)	(26,561)
Effect of income tax rate difference in other jurisdictions	(9,086)	(804)
Changes in valuation allowance	(48,615)	(4,610)

Provision for income taxes	109,690	146,294

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	INCOME TAXES - continued

PRC
- continued

Upon adoption of ASU 2023-09, as described in Note 2, reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the year ended May 31, 2026 is as follows:

	For the year ended May 31, 2026
	Amount	Percentage
Income before income taxes and loss from equity method investments	730,549
Chinese mainland EIT rate	182,637	25.0%
Other jurisdictions’ tax effects	(3,702)	(0.5)%
Changes in valuation allowance	19,424	2.6%
Non-taxable or non-deductible items
Share-based compensation	15,795	2.2%
Others	8,048	1.1%
Other adjustments
Effect of R&D super-deduction	(9,408)	(1.3)%
Effect on tax holiday and preferential tax treatment	(24,025)	(3.3)%
Others	7,342	1.0%

Effective tax rate for the Group	196,111	26.8%

For the year ended May 31, 2026, substantially all income taxes paid by the Group were in Chinese mainland.
If the WFOEs and certain subsidiaries and schools of the VIEs did not enjoy income tax exemptions and preferential tax rates, tax expense would have increased by US$
11,149, US$13,351 and US$15,157 for the years ended May 31, 2024, 2025 and 2026, respectively. The decrease in basic net income per common share would have been US$0.01, US$0.01 and US$0.01 for the years ended May 31, 2024, 2025 and 2026. The decrease in diluted net income per common share would have been US$0.01, US$0.01 and US$0.01 for the years ended May 31, 2024, 2025 and 2026.
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
Aggregate undistributed earnings of the Company’s PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools that are available for distribution were US$2,536,432 and US$3,126,185 as of May 31, 2025 and 2026, respectively. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant PRC subsidiaries, the VIEs, the VIEs’ subsidiaries and schools do not intend to declare further dividends out of remaining earnings of US$3,126,185 and the Company intends to permanently reinvest the remaining undistributed earnings.
The Group did not identify any significant unrecognized tax benefits for the years ended May 31, 2024, 2025 and 2026. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.
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

F - 4
8

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	NET INCOME PER SHARE
The computation of basic and diluted net income per common share for the years ended May 31, 2024, 2025 and 2026 is as follows:

	For the years ended May 31,
	2024	2025	2026
Numerator:
Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders-basic (US$ in thousands)	309,591	371,716	475,172

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders-diluted (US$ in thousands)	308,443	371,518	474,030

Denominator
Weighted average common shares outstanding-basic	1,653,597,432	1,619,727,518	1,578,483,794

Plus: incremental weighted average common shares from assumed vesting of NES using the treasury stock method	15,902,520	11,409,646	17,021,841

Weighted average common shares outstanding-diluted	1,669,499,952	1,631,137,164	1,595,505,635

Net income per common share
- Basic (US$)	0.19	0.23	0.30
- Diluted(a) (US$)	0.18	0.23	0.30

(a)	For the year ended May 31, 2026, the Company does not have any securities that would have an anti-dilutive effect included in the computation of diluted net income per common share.

19.	RELATED-PARTIES TRANSACTIONS
The Group had the following significant balances and transactions with major related parties:

(a)	Amount due from/to related parties:

			Amounts due from related parties, current As of May 31,		Amounts due to related parties, current As of May 31,
	Notes	Relationship	2025	2026	2025	2026
			US$	US$	US$	US$
Metropolis Holding China Limited (“Metropolis”)	(1)	Company controlled by the Founder	3,273	1,756	403	—
Beijing Edutainment World Education Technology Co., Ltd (“Edutainment World”)	(2)	Long-term investee	3,070	2,476	—	—
Others			224	3,510	2	88

Total			6,567	7,742	405	88

			Amounts due from related parties, non-current As of May 31,
	Notes	Relationship	2025	2026
			US$	US$
Metropolis	(1)	Company controlled by the Founder	1,908	2,891
Thaiwoo Management	(3)	Equity method investee	6,390	8,276
Others			4,166	1,478

Total			12,464	12,645

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	RELATED-PARTIES TRANSACTIONS - continued

(b)	Transactions:

			Rental expenses For the years ended May 31,
	Notes	Relationship	2024	2025	2026
			US$	US$	US$
Metropolis	(1)	Company controlled by the Founder	10,896	13,160	14,026

			Revenues For the years ended May 31,
	Notes	Relationship	2024	2025	2026
			US$	US$	US$
Edutainment World	(2)	Long-term investee	251	—	—
Metropolis	(1)	Company controlled by the Founder	—	185	480
Others			—	—	1

Total			251	185	481

			Loans provided to related parties For the years ended May 31,
	Notes	Relationship	2024	2025	2026
			US$	US$	US$
Thaiwoo Management	(3)	Equity method investee	—	6,371	1,405
Others			1,388	—	—

Total			1,388	6,371	1,405

			Cost For the years ended May 31,
	Notes	Relationship	2024	2025	2026
			US$	US$	US$
Edutainment World	(2)	Long-term investee	48	5	—
Others			—	35	10

Total			48	40	10

(1)
Those represented prepaid rent related to a short-term lease and deposit for the building. As of May 31, 2025 and 2026, the right-of-use
assets related to the leases rented from Metropolis were US$17,350 and US$15,694, respectively, and the relevant lease liabilities were US$17,193 and US$15,269, respectively.

(2)
Although the Group can exercise significant influence over Edutainment World, the preferred shares with substantive liquidation rights are not deemed in substance common shares. Accordingly, the Group’s investment in preferred shares was accounted for as investment without readily determinable fair values in accordance with ASC 321. For the years ended May 31, 2025 and 2026, the Group provided services to Edutainment World, from which the unpaid balance was US$3,070 and US$2,476 as of May 31, 2025 and 2026, respectively.

Edutainment World also provided services to the Group, and such related amounts are not material.

(3)	For the year ended May 31, 2026, the Group provided the loans in aggregate of US$1,405 to Thaiwoo Management, an equity method investee of the Group.

F - 5
0

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of May 31, 2026, the future minimum capital commitments were as follows:

US$
Capital commitment for the purchase of property and equipment	6,154
Capital commitment for leasehold improvements	18,227

Total	24,381

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
The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. For the years ended May 31, 2024, 2025 and 2026, the Group identified four operating segments, including (i) educational services and test preparation courses, (ii) private label products and livestreaming e-commerce, (iii) overseas study consulting services, and (iv) educational materials and distribution. The Group identified educational services and test preparation courses, private label products and livestreaming e-commerce, and overseas study consulting services as three reportable segments. Educational materials and distribution individually did not exceed the 10% quantitative threshold and as a result, was included in others below.
The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker uses each reporting segment’s operating income to monitor budget versus actual results when making decisions about the allocation of operating and capital resources among all operating segments. The table below provides a summary of the Group’s operating segment results and total assets by segment for the years ended May 31, 2024, 2025 and 2026 were as follows:
For the year ended May 31, 2024

	Educational services and test preparation courses	Private label products and livestreaming e-commerce	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	2,716,174	900,614	439,744	257,054	4,313,586
Less:
Cost of revenues	(1,027,889)	(677,270)	(214,602)	(131,199)	(2,050,960)
Selling and marketing	(348,121)	(124,975)	(92,865)	(77,785)	(643,746)
General and administrative	(755,074)	(77,626)	(57,204)	(75,657)	(965,561)
Unallocated corporate expenses	—	—	—	—	(302,894)

Segment operating income/(loss) (1)	585,090	20,743	75,073	(27,587)	350,425
Unallocated items(2)					84,483

Income before income taxes					434,908

Segment assets	2,217,342	831,620	119,725	486,305	3,654,992
Unallocated corporate assets	—	—	—	—	3,876,681

Total assets	2,217,342	831,620	119,725	486,305	7,531,673

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

21.	SEGMENT INFORMATION - continued

For the year ended May 31, 2025

	Educational services and test preparation courses	Private label products and livestreaming e- commerce	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	3,456,189	600,281	516,367	327,425	4,900,262
Less:
Cost of revenues	(1,319,315)	(410,377)	(251,782)	(201,817)	(2,183,291)
Selling and marketing	(414,669)	(121,421)	(103,015)	(121,174)	(760,279)
General and administrative	(913,775)	(78,778)	(79,071)	(93,100)	(1,164,724)
Unallocated corporate expenses	—	—	—	—	(363,718)

Segment operating income/(loss) (1)	808,430	(10,295)	82,499	(88,666)	428,250
Unallocated items (2)					93,877
Income before income taxes					522,127

Segment assets	2,682,938	846,535	125,030	447,498	4,102,001
Unallocated corporate assets	—	—	—	—	3,703,498

Total assets	2,682,938	846,535	125,030	447,498	7,805,499

For the year ended May 31, 2026

	Educational services and test preparation courses	Private label products and livestreaming e- commerce	Overseas study consulting services	Others	Consolidated
	US$	US$	US$	US$	US$
Net revenues	4,006,764	806,912	511,346	336,272	5,661,294
Less:
Cost of revenues	(1,570,207)	(522,675)	(255,699)	(219,586)	(2,568,167)
Selling and marketing	(450,251)	(153,593)	(111,023)	(117,657)	(832,524)
General and administrative	(1,048,565)	(43,051)	(79,190)	(97,633)	(1,268,439)
Unallocated corporate expenses	—	—	—	—	(348,913)

Segment operating income/(loss) (1)	937,741	87,593	65,434	(98,604)	643,251
Unallocated items (2)					69,521

Income before income taxes					712,772

Segment assets	2,979,430	1,028,683	140,666	393,453	4,542,232
Unallocated corporate assets	—	—	—	—	4,249,788

Total assets	2,979,430	1,028,683	140,666	393,453	8,792,020

(1)	A summary of depreciation and amortization expenses for the years presented is as follows:

	For the years ended May 31,
	2024	2025	2026
Educational services and test preparation courses	80,277	110,946	141,070
Private label products and livestreaming e-commerce	1,973	2,296	2,570
Overseas study consulting services	4,517	5,867	7,092
Others	20,053	26,779	27,997

Total	106,820	145,888	178,729

F - 5
2

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

21.	SEGMENT INFORMATION - continued

(2) A summary of material unallocated items for the years presented is as follows:

	For the years ended May 31,
	2024	2025	2026
Interest income	153,589	119,605	76,908
Other items	(69,106)	(25,728)	(7,387)

Total	84,483	93,877	69,521

22.	MAINLAND CHINA CONTRIBUTION PLAN
The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were US$234,474, US$300,749 and US$341,640 for the years ended May 31, 2024, 2025 and 2026, respectively.

23.	STATUTORY RESERVES
Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and the VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.
Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. For the years ended May 31, 2024, 2025 and 2026, US$4,162, US$11,912 and US$8,301 were accrued for the general reserve, respectively.
The PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. In the case of a for-profit private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount shall be equal to no less than 10% of the audited annual increase in the unrestricted net assets of the school, if any. For the years ended May 31, 2024, 2025 and 2026, the Company made US$16,929, US$5,252 and US$20,035 to the development fund, respectively.
These reserves are included as statutory reserves in the consolidated statements of changes in equity. The Group allocated US$21,091, US$17,164 and US$28,336 to statutory reserves for the years ended May 31, 2024, 2025 and 2026, respectively.

F -
5
3

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2024, 2025 AND 2026
(All amounts in thousands, except for share and per share data, or otherwise noted)

24.	RESTRICTED NET ASSETS
Relevant PRC laws and regulations restrict the WFOEs and the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends, except in the event of liquidation. The balance of restricted net assets was US$973,287 and US$913,017 of which, US$569,475 and US$609,981 were attributed to the paid-in capital, additional paid-in capital and statutory reserves of the VIEs and US$403,812 and US$303,036 were attributed to the paid-in capital, additional paid-in capital and statutory reserves of the WFOEs, as of May 31, 2025 and 2026, respectively. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under the applicable PRC law, loans from the PRC companies to their offshore affiliated entities require governmental approval, and advances by the PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

25.	SUBSEQUENT EVENTS
On July 29, 2025, the Company’s board of directors has approved a three-year shareholder return plan, effective from the fiscal year 2026 (“Shareholder Return Plan”). On October 27, 2025, the Company’s board of directors has approved an ordinary cash dividend to be distributed in two installments as part of the shareholder return for the fiscal year 2026. The second installment US$93 million has been fully paid on June 2, 2026.
On July 28, 2026, to implement the Shareholder Return Plan for the fiscal year 2027, the Company’s board of directors has approved an ordinary cash dividend and a new share repurchase program. The aggregate amount of the cash dividend for the fiscal year 2027 is expected to be approximately US$300 million, to be paid in two installments in December 2026 and June 2027, respectively. Pursuant to the share repurchase program for the fiscal year 2027, the Company may repurchase up to US$200 million of its ADSs or common shares over the subsequent 12 months following the board approval.

F
-
5
4